Form 20-F
period 2002-12-31
SANOFI SYNTHELABO SA
filed 2003-06-23
CIK 1121404

As filed with the Securities and Exchange Commission on June 23, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2002

Commission File Number: 001-31368

Sanofi-Synthélabo

(exact name of registrant as specified in its charter)

N/A

(translation of registrant’s name into English)

France

(jurisdiction of incorporation)

174, avenue de France, 75013 Paris, France

(address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Securities:	Name of each exchange on which registered:
American Depositary Shares, each representing one-half of one ordinary share, nominal value €2 per share	New York Stock Exchange

Ordinary shares, nominal value €2 per share	New York Stock Exchange (for listing purposes only)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002 was:

ordinary shares:                    732,367,507

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒         No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17        Item 18 ☒

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

Introduction

Our company is the result of the 1999 merger of two French companies, Sanofi and Synthélabo. While we have prepared consolidated financial statements for 2000, 2001 and 2002 and a consolidated balance sheet as of December 31, 1999, we did not prepare a consolidated statement of income or statement of cash flows for 1999, the year of the merger. Instead, each of Sanofi and Synthélabo prepared consolidated statements of income and cash flows for the first half of 1999, and we prepared consolidated statements of income and cash flows for the second half of 1999. We have presented those statements of income and cash flows below, but they do not provide information that is comparable to the information in our 2000, 2001 and 2002 statements of income and cash flows.

We have also prepared a pro forma income statement for the year ended December 31, 1999, based on the assumption that the merger of Sanofi and Synthélabo occurred on January 1, 1999 and that the sale of Sanofi’s beauty division occurred on December 31, 1998. The pro forma income statement data was prepared under French accounting rules applicable to pro forma financial information, and not in accordance with the regulations of the Securities and Exchange Commission applicable to pro forma financial statements. We have included certain data from the pro forma information below in order to reflect trends in our business during the period from 1999 to 2002. The methodology used to calculate our pro forma financial information is described in our registration statement on Form 20-F dated June 25, 2002 (SEC File No. 001-31368).

Our consolidated financial statements and those of our predecessor companies have been prepared in accordance with French generally accepted accounting principles, or French GAAP, and applicable French laws, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. These differences include, among other things:

•	the treatment of the merger under U.S. GAAP as a purchase of Synthélabo by Sanofi and related subsequent accounting consequences;

•	the treatment of certain provisions for restructuring;

•	revenue recognition of a U.S. alliance under the operational management of Bristol-Myers Squibb; and

•	the deferred income tax effect of our U.S. GAAP adjustments.

We have reconciled our net income and shareholders’ equity to U.S. GAAP. You should read Note F to our consolidated financial statements, which sets out the details of the reconciliation.

Unless otherwise indicated, U.S. dollar amounts in this annual report are translated using the December 31, 2002 Noon Buying Rate of $1.00 = €0.95.

Selected Financial Data

The selected financial data set forth below have been derived from:

•	our audited consolidated financial statements as of and for the years ended December 31, 2000, 2001 and 2002;

•	our audited consolidated statement of income for the second half of 1999;

•	our unaudited pro forma statement of income for the year ended December 31, 1999;

•	the audited consolidated financial statements of Sanofi for the year ended December 31, 1998 and the six months ended June 30, 1999; and

•	the audited consolidated financial statements of Synthélabo for the year ended December 31, 1998 and the six months ended June 30, 1999 (gross profit and operating profit data are unaudited as they are derived from management accounts and reflect classification differences to conform to the presentation of selected financial data for Sanofi for such periods).

The data derived from our pro forma statement of income are presented for illustration only, and do not necessarily reflect the actual results that would have been realized had Sanofi and Synthélabo operated on a combined basis for all of 1999. Due to the merger, the selected financial data for Sanofi and Synthélabo, as well as our selected financial data for the second half of 1999, are not comparable to our selected financial data for 2000, 2001 and 2002.

The first table below presents selected financial data for our company for the second half of 1999, and all of 2000, 2001 and 2002, as well as selected pro forma financial data for 1999. The second table presents selected financial data for Sanofi and Synthélabo for 1998 and the first half of 1999.

	Six months ended December 31,	As of and for the year ended December 31,
	1999	1999	2000	2001	2002	2002
		(pro forma unaudited)				U.S. $
	(millions of €, except per share data)
Income statement data:
French GAAP
Net sales	2,658	5,350	5,963	6,488	7,448	7,840
Gross profit	1,889	3,744	4,521	5,235	6,070	6,389
Operating profit	531	971	1,577	2,106	2,614	2,752
Net income	342	625	985	1,585	1,759	1,852
Earnings per share (basic and diluted)(a)	0.47	0.85	1.35	2.17	2.42	2.55

Balance sheet data:(c)
French GAAP
Property, plant and equipment, net	1,143		1,217	1,229	1,395	1,468
Total assets	6,824		7,845	9,967	9,459	9,957
Long-term debt	137		121	119	65	68
Total shareholders’ equity	3,578		4,304	5,768	6,035	6,353

U.S. GAAP Data:(d)
French GAAP Net income			985	1,585	1,759	1,852

Purchase accounting adjustments			(606)	(445)	(311)	(327)
Provisions and other liabilities			(99)	(23)	–	–
Revenue recognition – U.S. BMS alliance(b)			(8)	(136)	117	123
Other			99	(50)	23	24
Income tax effects			221	167	52	54

U.S. GAAP Net income(b)	–	–	592	1,098	1,640	1,726

French GAAP Shareholders’ equity			4,304	5,768	6,035	6,353

Purchase accounting adjustments			9,479	8,927	8,576	9,027
Provisions and other liabilities			110	35	–	–
Revenue recognition – U.S. BMS alliance(b)			(21)	(160)	(35)	(37)
Other			(168)	(456)	(695)	(732)
Income tax effects			(1,563)	(1,365)	(1,282)	(1,349)

U.S. GAAP Shareholders’ equity(b)	–	–	12,141	12,749	12,599	13,262

U.S. GAAP Earnings per share(b)
basic(a)			0.82	1.52	2.30	2.42
diluted(a)			0.82	1.51	2.28	2.40

(a)	Based on the weighted average number of shares outstanding in each year, equal to 731,143,218 shares in 1999, 731,441,746 shares in 2000, 732,005,084 shares in 2001 and 732,367,507 shares in 2002. Each ADS represents one-half of one share.
(b)	The columns for 2000 and 2001 are restated to reflect our U.S. GAAP net income and shareholders’ equity taking into account the restatements of the financial statements of certain alliance entities under the operational management of Bristol-Myers Squibb. The restatements, which are set forth under the heading “revenue recognition – U.S. BMS alliance,” for U.S. GAAP net income and shareholders’ equity, respectively, affected our share of the operating profits relating to the alliance entities. For additional information regarding these restatements, see Item 5 “Operating and Financial Review and Prospects — Overview — Alliances — Bristol-Myers Squibb.”
(c)	As discussed in Note B.2 to our consolidated financial statements included under Item 18, we changed our method of accounting for liabilities as of January 1, 2002. The impact of this change on shareholders’ equity was €24 million.
(d)	As discussed in Note F.3.1 to our consolidated financial statements included under Item 18, we applied Statement of Financial Accounting Standard 142, Goodwill and Other Intangible Assets, as of January 1, 2002.

	Sanofi		Synthélabo
	Year ended December 31, 1998(b)	Six months ended June 30, 1999	Year ended December 31, 1998(b)	Six months ended June 30, 1999
			(unaudited)(c)
	(millions of €, except per share data)
Income statement data:
French GAAP
Net sales	3,936	1,880	1,914	995
Gross profit	2,774	1,264	1,406	734
Operating profit	597	272	336	180
Net income	323	146	193	109
Earnings per share (basic and diluted)(a)	2.88	0.30	4.04	2.26

Balance sheet data:
French GAAP
Property, plant and equipment, net	759	753	282	281
Total assets	6,136	6,197	1,870	2,021
Long-term debt	402	39	61	58
Total shareholders’ equity	3,822	4,331	1,095	1,155

(a)	Due to the merger, per share data for Sanofi and Synthélabo are not meaningful.
(b)	Originally in French francs; amounts converted at the official rate of exchange, €1.00 = FF6.55957.
(c)	Gross profit and operating profit data are unaudited. All other data is audited.

DIVIDENDS

We paid annual dividends for the years ended December 31, 1999, 2000, 2001 and 2002. Sanofi paid annual dividends for the year ended December 31, 1998. We expect that we will continue to pay regular dividends based on our financial condition and results of operations.

The following table sets forth information with respect to the dividends paid by Sanofi in respect of the year 1998 and by our company in respect of the years 1999, 2000, 2001 and 2002.

	1998		1999(2)	2000	2001	2002
Net Dividend per Share (in euro)	1.12	(1)	0.32	0.44	0.66	0.84
Net Dividend per Share (in U.S. $)	1.00		0.28	0.39	0.59	0.88

(1)	The net dividend per share was converted into euro using the rate of exchange of €1.00 = FF 6.55957 fixed on December 31, 1998.

(2)	The lower dividend per share is a direct result of the increase in the number of shares outstanding as a result of the merger.

The declaration, amount and payment of any future dividends will be determined by majority vote of the holders of our shares at an ordinary general meeting, following the recommendation of our board of directors. Any declaration will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by our shareholders. Accordingly, we cannot assure you that we will pay dividends in the future on a continuous and regular basis. Under French law, we are required to pay dividends approved by an ordinary general meeting of shareholders within nine months following the meeting where they are approved. The shares registered hereby are eligible for all dividends (if any) declared and approved.

In France, dividends are paid out of after-tax income. However, subject to possible changes in French law that are described in Item 10 under “Additional Information — Taxation,” French residents are entitled to a tax credit, known as the avoir fiscal, in respect of dividends they receive from French companies. Individuals are entitled to an avoir fiscal equal to 50% of the dividend. The avoir fiscal applicable to corporate investors generally is equal to 10% of the dividend. Dividends paid to non-residents normally are subject to a 25% French withholding tax and are not eligible for the benefit of the avoir fiscal. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate of withholding tax, and may be entitled to benefit from a refund of the avoir fiscal. See Item 10 “Additional Information — Taxation.” The information in the table above represents the net dividend paid, without regard to the avoir fiscal.

EXCHANGE RATE INFORMATION

AND THE EUROPEAN MONETARY SYSTEM

The European Monetary System

Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 11 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999 and a single European currency, known as the euro, was introduced. As of December 31, 2002, the following 12 member states have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The legal rate of conversion between the French franc and the euro was fixed on December 31, 1998 at €1.00 = FF 6.55957, and we have translated French francs into euros at that rate for periods before we adopted the euro for purposes of preparing our consolidated financial statements.

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the French franc in 1998, expressed in French francs per U.S. dollar, and for the euro from 1999 through June 13, 2003, expressed in U.S. dollar per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). We provide the exchange rates below solely for your convenience. We do not represent that French francs or euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. The Federal Reserve Bank of New York has ceased publishing the Noon Buying Rates for French francs and other constituent currencies of the euro. For information regarding the effect of currency fluctuations on our results of operations, see Item 5 “Operating and Financial Review and Prospects.”

	Period-end Rate	Average Rate(1)	High	Low
	(French francs per U.S. dollar)
1998	5.59	5.90	6.21	5.39

(1)	The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period.

	Period-end Rate	Average Rate(1)	High	Low
	(U.S. dollar per euro)
1999	1.01	1.06	1.18	1.00
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003 (through June 13, 2003)	1.18	1.11	1.19	1.04
2002
December	1.05	1.02	1.05	0.99
2003
January	1.07	1.06	1.09	1.04
February	1.08	1.08	1.09	1.07
March	1.09	1.08	1.10	1.05
April	1.12	1.09	1.12	1.06
May	1.18	1.15	1.18	1.12
June (through June 13, 2003)	1.18	1.18	1.19	1.17

(1)	The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average. On June 13, 2003, the Noon Buying Rate was $1 = €0.85 ($1.18 per €1).

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Risks Relating to Our Company

We may not be able to expand our presence profitably in the United States, a market that is a key to our growth strategy, and where we are investing substantial resources.

We may not achieve our growth strategy if we do not profitably expand our presence in the United States, the world’s largest pharmaceuticals market. We have identified the United States, which accounted for 22.7% of our consolidated sales in 2002, as a potential major source of future growth and plan to expand significantly our direct presence in the United States in the coming years. For example, in April 2002, we purchased Pharmacia’s interest in the joint venture that sold Stilnox® (under the name Ambien®) and Kerlone® in the United States. We face a number of potential obstacles to profitable growth in the United States, including:

•	A need to structure effectively our U.S. organization in relation to the size of the market.

•	The targeting of new markets.

•	The fact that the United States market is dominated by major U.S. pharmaceutical companies.

•	Potential changes in health care reimbursement policies and possible cost control regulations in the United States.

We depend on third parties for the marketing of some of our products outside Europe. These third parties may act in ways that could harm our business.

We commercialize some of our products outside Europe in collaboration with other pharmaceutical companies. We currently have major collaborative arrangements with Bristol-Myers Squibb for the marketing of Plavix® and Aprovel® and with Organon, a subsidiary of Akzo Nobel, for the marketing of Arixtra®. We also have alliances with several Japanese companies for the marketing of our products in Japan. See Item 4 “Information on the Company — Business Overview — Marketing and Distribution.” When we commercialize our products through collaboration arrangements, we are subject to the risks that certain decisions, such as the establishment of budgets and promotion strategies, are subject to the control of our collaboration partners, and that deadlocks may adversely affect the activities conducted through the collaboration arrangements. For example, our alliances with Bristol-Myers Squibb are subject to the operational management of Bristol-Myers Squibb in some countries, including the United States. In March 2002, Bristol-Myers Squibb began a program to reduce inventory levels of Plavix® and Aprovel® at wholesalers in the United States, which had a negative impact on U.S. sales of Plavix® and Aprovel®. For additional information regarding the impact of the inventory reduction program on our results of operations, see Item 5 “Operating and Financial Review and Prospects.” In addition to these types of actions, we cannot be certain that our partners will perform their obligations as expected. Further, our partners might pursue their own existing or alternative technologies or product candidates in preference to those being developed or marketed in collaboration with us.

We depend on third parties for the manufacturing of the active ingredients for some of our products, including Stilnox®, Eloxatin® and Xatral®, three of our strategic products.

Although our general policy is to manufacture the active ingredients for our products ourselves, we subcontract the manufacture of some of our active ingredients to third parties, which exposes us to the risk of a supply interruption in the event that our suppliers experience financial difficulties or are unable to manufacture a sufficient supply of our products. The manufacture of the active ingredients for Stilnox®, Eloxatin® and Xatral®, which are three of our six strategic products, is currently done by third parties. See Item 4 “Information on the Company — Business Overview — Production and Raw Materials” for a description of these outsourcing arrangements. Although we have not experienced any problems in the past, if disruptions were to arise from problems with our manufacturers, this would impact our ability to sell our products in the quantities demanded by the market, and could damage our reputation and relationships with our customers. Even though we try to have backup sources of supply whenever possible, including by manufacturing backup supplies of our principle active ingredients at a second or third facility, we cannot be certain they will be sufficient if our principal sources become unavailable.

Our collaborations with third parties expose us to risks that they will assert intellectual property rights on our inventions or fail to keep our unpatented technology confidential.

We occasionally provide information and materials to research collaborators in academic institutions or other public or private entities, or request them to conduct tests to investigate certain materials. In all cases we enter into appropriate confidentiality agreements with such entities. However, those entities might assert intellectual property rights with regard to the results of the tests conducted by their collaborators, and might not grant licenses to us regarding their intellectual property rights on acceptable terms.

We also rely upon unpatented proprietary technology, processes, know-how and data that we regard as trade secrets and protect them in part by entering into confidentiality agreements with our employees, consultants and certain contractors. We cannot be sure that these agreements or other trade secret protection will provide meaningful protection, or if they are breached, that we will have adequate remedies. You should read Item 4 “Information on the Company — Business Overview — Patents and Intellectual Property Rights” for more information about our patents and licenses.

We have two principal shareholders who continue to maintain a significant degree of influence.

Our two principal shareholders, L’Oréal and Total, owned 19.5% and 24.5% of our share capital, respectively, as of April 30, 2003. Our bylaws provide that our fully paid up shares that have been held in registered form for at least two years under the name of the same shareholder acquire double voting rights. As a result, as of April 30, 2003, L’Oréal and Total held shares representing 27.9% and 35.0%, respectively, of our voting rights, and are in a position to exert significant influence in the election of our directors and officers and other corporate actions that require shareholder approval. The ownership of a large percentage of our capital and voting rights by our two principal shareholders, who are also members of our board of directors, may have the effect of delaying, deferring or preventing a change in our control and may discourage bids for our shares.

Fluctuations in currency exchange rates could adversely affect our financial condition and results of operations.

Because we sell our products in numerous countries, our results of operations and financial condition could be adversely affected by fluctuations in currency exchange rates. We are particularly sensitive to movements in exchange rates between the euro and the U.S. dollar and, to a lesser extent, the Japanese yen. In 2002, approximately 22.7% of our consolidated sales were realized in the United States, and 4.2% were realized in Japan (the United States also represented 45.2% of our 2002 operating profit excluding unallocated costs). While we incur expenses in those currencies, the impact of these expenses does not fully offset the impact of currency exchange rates on our revenues. As a result, currency exchange rate movements can have a considerable impact on our earnings. When deemed appropriate, we enter into transactions to hedge our exposure to foreign exchange risks. These efforts, when undertaken, may fail to offset the effect of adverse currency exchange rate fluctuations on our results of operations. For more information concerning our exchange rate exposure, see Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

Risks Relating to Our Industry

We invest substantial sums in research and development in order to remain competitive, and we may not recover these sums if our products are unsuccessful in clinical trials or fail to receive regulatory approval.

We need to invest heavily in research and development to remain competitive.

To be successful in the highly competitive pharmaceutical industry, we must commit substantial resources each year to research and development in order to develop new products. Even if our research and development efforts are fruitful, our competitors may develop more effective products or a greater number of successful new products. In 2002, we spent €1,218 million on research and development, amounting to approximately 16.4% of our consolidated net sales. Our ongoing investments in new product launches and research and development for future products could produce higher costs without a proportionate increase in revenues.

The research and development process is lengthy and carries a substantial risk of product failure.

The research and development process typically takes from 10 to 15 years from discovery to commercial product launch. This process is conducted in various stages, and during each stage there is a substantial risk that we will not achieve our goals and will have to abandon a product in which we have invested substantial amounts. For example, in order to develop a commercially viable product, we must demonstrate, through extensive pre-clinical and human clinical trials, that the compounds are safe and effective for use in humans. There is also no assurance that favorable results obtained in pre-clinical trials will be confirmed by later clinical trials, or that the clinical trials will establish sufficient safety and efficacy data necessary for regulatory approval. As of January 31, 2003, we had 52 compounds in pre-clinical and clinical development in our four targeted therapeutic areas, of which 23 were in phase II or phase III clinical trials. For additional information regarding clinical trials and the definition of the phases of clinical trials, see Item 4 “Information on the Company — Business Overview — Research and Development.” There can be no guarantee that any of these compounds will be proven safe or effective, or that they will produce commercially successful products.

After completing the research and development process, we must invest substantial additional resources seeking to obtain government approval in multiple jurisdictions, with no guarantee that approval will be obtained.

We must obtain and maintain regulatory approval for our pharmaceutical products from the European Union, United States and other regulatory authorities before the product may be sold in its markets. The submission of an application to a regulatory authority in a particular country or the European Union does not guarantee that it will grant a license to market the product. Each authority may impose its own requirements, including requiring local clinical studies, and may delay or refuse to grant approval, even though a product has already been approved in another country.

In our principal markets, the approval process for one or more indications of a new product is complex and lengthy, and typically takes from six months to two years from the date of application depending on the country. Moreover, if regulatory approval of a product is granted, the approval entails limitations on the indicated uses for which it may be marketed. A marketed product is also subject to continual review even after regulatory approval. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in marketing restrictions or withdrawal of the product, as well as possible legal sanctions. In addition, we are subject to strict government controls on the manufacture, labeling, distribution and marketing of our products. All of these factors can increase our costs of developing new products and the risk that we will not succeed in selling them successfully.

If we are unable to protect our proprietary rights, we may not compete effectively or operate profitably.

It is important for our success that we be able effectively to obtain, maintain and enforce our patents and other proprietary rights. Patent law relating to the scope of claims in the pharmaceutical field in which we operate is a continually evolving field of law and can be subject to some uncertainty. Accordingly, we cannot be sure that:

•	new additional inventions will be patentable,

•	patents for which applications are now pending will be issued to us, or

•	the scope of any patent protection will be sufficiently broad to exclude competitors.

Additionally, third parties may challenge the validity of the patents issued or licensed to us, which may result in the invalidation of these rights. We currently have over 9,000 patents and patent applications worldwide, and we license-in more than 30 additional patents. We cannot be sure how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court or in other proceedings.

In the first half of 2002, two pharmaceutical companies, Apotex and Dr. Reddy’s Laboratories, each filed an Abbreviated New Drug Application, or ANDA, with the U.S. Food and Drug Administration, or FDA, seeking to market a generic form of Plavix® in the United States and challenging certain U.S. patents relating to Plavix®. In March 2003, Apotex instituted a similar challenge in Canada. For additional information regarding ANDAs, see Item 4 “Information on the Company — Business Overview — Regulation.” We have filed suit against Apotex and against Dr. Reddy’s Laboratories for infringement of our patent rights. See Item 8 “Financial Information — Legal Proceedings.” The Plavix® patent rights are material to our company’s business, and if we were unsuccessful in asserting them or they were deemed invalid, any resulting introduction of a generic prescription version of Plavix® in the U.S. would reduce the price that we receive for this product and the volume of the product that we would be able to sell.

In recent years, governments faced with national crises have used pressure to obtain substantial concessions from pharmaceutical companies, including threatening compulsory licensing of products that they consider essential. While we support the efforts of national governments to combat major health care crises, if those efforts come at the expense of effective patent protection, the ability of our company and other pharmaceutical manufacturers to recover amounts spent on research and development will be adversely affected. In such event, we and other manufacturers might curtail our research and development expenditures, and as a result might not develop as many new products.

Our patents may be infringed, or we may infringe the patents of others.

Our competitors may infringe our patents or successfully avoid them through design innovation. To prevent infringement, we may file infringement claims, which are expensive and time consuming. Policing unauthorized use of our intellectual property is difficult, and we may not be able to prevent misappropriation of our proprietary rights. This risk is increased by the growth in the number of patent applications filed and patents granted in the pharmaceutical industry.

Product liability claims could adversely affect our business and results of operations.

Product liability is a significant commercial risk for us, and could become a more significant risk as we expand in the United States (where product liability claims can be particularly costly). Substantial damage awards have been made in certain jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. In addition, some pharmaceutical companies have recently withdrawn products from the market in the wake of significant product liability claims. Although we are not currently involved in any significant product liability cases claiming damages as a result of the use of our products, it is possible that such cases will be brought in the future. Further, there is a general trend in the insurance industry to exclude certain products from coverage. Although we maintain insurance to cover this risk, we cannot be certain that our insurance will be sufficient to cover all potential liabilities.

We face uncertainties over pricing of pharmaceutical products.

The commercial success of our products depends in part on the extent to which the cost of our products are reimbursed. Price pressure is strong due to:

•	a tendency of governments and private health care providers to favor generic pharmaceuticals;

•	price controls imposed by governments in many countries; and

•	parallel imports, in particular in the European Economic Area, a practice by which traders exploit price differentials among markets by purchasing in lower-priced markets for resale in higher-priced markets.

Price pressure is considerable in our two largest markets, Europe and the United States, which represented 57.7% and 22.7%, respectively, of our consolidated sales in 2002 (the United States also accounted for 45.2% of our 2002 operating profit excluding unallocated costs). Changes in the pricing environments in the United States or Europe (on an individual country basis) could have a significant impact on our revenues and operating profits. See Item 4 “Information on the Company — Business Overview — Pricing” for a description of certain regulatory pricing systems that impact our company.

Risks from the handling of hazardous materials could harm our operating results.

Pharmaceutical manufacturing activities, such as the chemical manufacturing of the active ingredients in our products and the related storage and transportation of raw materials, products and wastes exposes us to various risks, including:

•	fires from inflammable substances;

•	storage tank leaks and ruptures; and

•	discharges or releases of toxic or hazardous substances.

These operating risks can cause personal injury, property damage and environmental contamination, and may result in:

•	the shutdown of affected facilities and

•	the imposition of civil or criminal penalties.

The occurrence of any of these events may significantly reduce the productivity and profitability of a particular manufacturing facility and harm our operating results.

Although we maintain property, business interruption and casualty insurance that we believe is in accordance with customary industry practices, we cannot assure you that this insurance will be adequate to cover fully all potential hazards incident to our business. For more detailed information on environmental issues, see Item 4 “Information on the Company — Business Overview — Health, Safety and Environment.”

Environmental liabilities and compliance costs may have a significant negative effect on our operating results.

The environmental laws of various jurisdictions impose actual and potential obligations on our company to remediate contaminated sites. These obligations may relate to sites:

•	that we currently own or operate,

•	that we formerly owned or operated, or

•	where waste from our operations was disposed.

These environmental remediation obligations could significantly reduce our operating results. In particular, our accruals for these obligations may be insufficient if the assumptions underlying these accruals prove incorrect or if we are held responsible for additional, currently undiscovered contamination. Any shortfalls could have a material impact on our operating profits. See Item 4 “Information on the Company — Business Overview — Health, Safety and Environment” and “— Regulation” for additional information regarding our environmental policies.

Furthermore, we are or may become involved in claims, lawsuits and administrative proceedings relating to environmental matters. An adverse outcome in any of these might have a significant negative impact on our operating results. Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to our company and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, thereby harming our business and operating results.

Risks Relating to an Investment in our Shares or ADSs

Foreign exchange fluctuations may adversely affect the U.S. dollar value of our ADSs and dividends (if any).

As a holder of ADSs, you may face some exchange rate risk. Our ADSs will trade in U.S. dollars and our shares will trade in euro. The value of the ADSs and our shares could fluctuate as the exchange rates between these currencies fluctuate. If and when we do pay dividends, they would be denominated in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of ADSs upon conversion by the depositary of cash dividends, if any. Moreover, these fluctuations may affect the U.S. dollar price of the ADSs on the New York Stock Exchange, whether or not we pay dividends in addition to the amounts, if any, that you would receive upon our liquidation or upon the sale of assets, merger, tender offer or similar transactions denominated in euro or any other foreign currency other than U.S. dollars.

If you hold ADSs rather than shares it may be difficult for you to exercise some of your rights as a shareholder.

As a holder of ADSs, it may be more difficult for you to exercise your rights as a shareholder than it would be if you directly held shares. For example, if we offer new shares and you have the right to subscribe for a portion of them, the depositary is allowed, in its own discretion, to sell for your benefit that right to subscribe for new shares instead of making it available to you. Also, to exercise your voting rights, ADS holders must instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for you, as a holder of ADSs, than for holders of shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting. For a detailed description of your rights as a holder of ADSs, you should read Item 12 “Description of Securities other than Equity Securities — Description of American Depositary Shares.”

Sales of our shares that will be eligible for sale in the near future may cause the market price of our shares or ADSs to decline.

At April 30, 2003, we had 732,450,981shares outstanding, approximately 44.05% of which are held by our two largest shareholders, Total and L’Oréal. Of the shares held by these shareholders on April 30, 2003, 38,157,539 shares are available for sale in the public market, and the remainder will become available for sale in the public market on December 1, 2004 when the shareholders’ agreement between those shareholders expires. Since the merger, and including in 2002, Total has gradually been reducing its shareholding in our company.

Sales of a substantial number of our shares, or a perception that such sales may occur, could adversely affect the market price for our shares and ADSs. See Item 10 “Additional Information — Share Capital — Shares Eligible for Future Sale” for a more detailed description of the eligibility of our shares for future sale.

Because all of our directors and officers reside outside of the United States and a substantial portion of our assets are located in France, you may have difficulty enforcing certain rights.

All of our directors and officers reside outside the United States and a substantial portion of our assets is located in France. As a result, it may be difficult for you to effect service of process within the United States on such persons and to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. Additionally, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. For additional information see Item 10 “Additional Information — Memorandum and Articles of Association — Enforceability of Civil Liabilities.”

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission on Form 6-K, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Examples of such forward-looking statements include:

•	projections of operating revenues, net income, net earnings per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to products, clinical trials, regulatory approvals and competition;

•	statements about our future economic performance or that of France, the United States or any other countries in which we operate; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such factors, some of which are discussed under Item 3 “Key Information — Risk Factors” beginning on page 10, include but are not limited to:

•	our ability to continue to expand our presence profitably in the United States;

•	the success of our research and development programs;

•	our ability to protect our intellectual property rights; and

•	the risks associated with reimbursement of healthcare costs and pricing reforms, particularly in the United States and Europe.

We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update them in light of new information or future developments.

Item 4.    Information on the Company

Introduction

We are an international pharmaceutical group engaged in the research, development, manufacture and marketing of pharmaceutical products for sale principally in the prescription market. In 2002, our consolidated net sales were €7,448 million ($7,840 million), our operating profit was €2,614 million ($2,752 million) and our net income was €1,759 million ($1,852 million). On the basis of 2002 sales, we are the second largest pharmaceutical group in France, the seventh largest pharmaceutical group in Europe and among the twenty largest pharmaceutical groups in the world (IMS data).

In our prescription pharmaceuticals business, we specialize in four therapeutic areas:

•	Cardiovascular/Thrombosis. Our Cardiovascular/Thrombosis products include two of the fastest-growing products on the Cardiovascular/Thrombosis market today: the blood pressure medication Aprovel® and the anti-clotting agent Plavix®, as well as one of our newest products, the anti-thrombotic Arixtra®.

•	Central Nervous System, or CNS. Our CNS medicines include Stilnox®, the world’s leading prescription insomnia medication, and Depakine®, one of the leading treatments for epilepsy.

•	Internal Medicine. Our Internal Medicine products include Xatral®, a leading treatment for benign prostatic hypertrophy.

•	Oncology. Our lead product in this strategic market is the cancer drug Eloxatin®, which is marketed in Europe as a first-line treatment against colorectal cancer and, since August 2002, in the United States as a second line treatment in combination with 5-FU/LV.

Our three leading products are Aprovel®, Plavix® and Stilnox®, which together accounted for 39.9% of our total consolidated net sales, or €2,973 million, in 2002.

We have a strong commitment to research and development. We have 14 research centers and have over 6,700 employees devoted to research and development. At January 31, 2003, we had 52 compounds in development in the four therapeutic areas, 23 of which were in phase II or phase III clinical trials.

The legal and commercial name of our company is Sanofi-Synthélabo. We are a French société anonyme, a form of limited liability stock company, formed in 1994 pursuant to the French commercial code for a term of 99 years. Our registered office is located at 174, avenue de France, 75013 Paris, France. Our telephone number is +33 (0)1 53 77 40 00.

A.	History and Development of the Company

Our company is the result of the 1999 merger of Sanofi and Synthélabo, two major French pharmaceutical companies. Since the merger, we have combined the resources of the two companies to expand our global presence, particularly in the United States, and to increase our focus on research and development for products with strong future potential. This year we are celebrating the thirtieth anniversary of our group worldwide.

Sanofi was founded in 1973 by Elf Aquitaine, a French oil company, when it took control of the Labaz Group (a pharmaceutical company) for diversification purposes. Sanofi launched its first major product on the market, Ticlid®, in 1978. At the time of the merger in 1999, Sanofi was the second largest pharmaceutical group in France in terms of sales. A majority of its share capital was owned by Elf Aquitaine, which was acquired by Total. Sanofi made a significant venture into the United States market in 1994, when it acquired the prescription pharmaceuticals business of Sterling Winthrop, an affiliate of Eastman Kodak.

Sanofi launched its first major product on the U.S. market, Aprovel®, in 1997, followed by Plavix® in 1998.

Synthélabo was founded in 1970 through the merger of two French pharmaceutical laboratories, Laboratoires Dausse (founded in 1834) and Laboratoires Robert & Carrière (founded in 1899). In 1973, L’Oréal acquired the majority of its share capital and in 1988, Synthélabo launched two major products on the French market: Stilnox® and Xatral®. At the time of the merger, Synthélabo was the third largest pharmaceutical group in France in terms of sales. A majority of its share capital was still owned by the French cosmetics group L’Oréal. In 1993, Synthélabo launched Stilnox® in the United States under the brand name Ambien®. By 1994, Stilnox® had become the leading insomnia prescription medication worldwide according to IMS data.

Sanofi and Synthélabo agreed to merge at the end of 1998, and the merger became effective in the second quarter of 1999. Following the merger, Total and L’Oréal were the largest shareholders of the new group, although neither held a majority of the share capital. The two principal shareholders entered into a shareholders’ agreement that lasts until 2004. The terms of the shareholders’ agreement are described under Item 7 “Major Shareholders and Related Party Transactions — Major Shareholders.”

Part of our strategy following the merger was to concentrate on our core prescription pharmaceuticals business. To implement this strategy, we divested non-core businesses, including:

•	in 1999, Sanofi’s beauty business, our diagnostics business, our animal health and nutrition business and an equity affiliate in the cheese business; and

•	in 2001, our custom chemicals business and two medical equipment businesses, as well as our direct shareholding in Laboratoires de Biologie Végétale Yves Rocher.

For a description of our principal capital expenditures and divestitures since 1999, our expectations as to future capital expenditures and divestitures and the impact of the merger and these divestitures on our results of operations and financial condition, see Item 5 “Operating and Financial Review and Prospects.” We currently have no material capital expenditures or divestitures in progress.

B.	Business Overview

Strategy

We believe we have the potential to grow profitably by taking advantage of our focused portfolio of current and potential drugs centered around four targeted therapeutic areas. The key elements of our strategy to achieve these goals are to:

•	Capitalize on our direct presence in the United States. We intend to continue to capitalize on our potential for growth in the U.S. market. We have increased our interest in the promotional activities and profitability of our alliance with Bristol-Myers Squibb that markets Aprovel® (under the name Avapro®) in the United States, and in April 2002 we purchased Pharmacia’s interest in the joint venture that markets Stilnox® (under the name Ambien®) in the U.S. and regained full U.S. marketing rights to Ambien®. We have also more than doubled our U.S. sales force in the past three years to 2,259 employees as at December 31, 2002, reducing our need to use third parties to market our products in the United States. We intend to use our increased sales force as a platform for the introduction and promotion of additional products in the U.S. market, such as oxaliplatin, which we have marketed under the brand name Eloxatin® since August 2002, and alfuzosin, which we expect to begin marketing in the second half of 2003.

•	Capitalize on the sales potential of our six strategic products. We believe that each of Aprovel®, Plavix®, Stilnox® and Eloxatin® will continue to have strong growth potential and that Xatral® and Arixtra® have the potential to become leading products. We intend to make the necessary investment of marketing and other resources to fully promote these six strategic products.

•

Continue our strong commitment to research and development. As at January 31, 2003, we had 52 compounds in our research and development pipeline, of which 23 were in phase II or III clinical trials. We believe that the number of compounds in later stage development in our pipeline, together with our capabilities in the high technology areas of genomics, proteomics, high throughput screening, combinatorial chemistry and bioinformatics, gives us a solid foundation for developing future products. We intend to continue to focus our efforts on developing products to meet unmet medical needs in our four targeted therapeutic areas and to maintain our current high level of research and development spending as a percentage of revenues.

•	Continue to improve operating margins. Since the merger in 1999, we have streamlined operations by divesting non-core businesses such as our beauty, diagnostics and animal health divisions. We believe that our new, focused structure gives us the opportunity to improve our profitability, and we intend to take advantage of this opportunity by targeting our promotional efforts on our higher margin products.

•	Continue to enhance our presence worldwide. Over time, we intend to build progressively our presence in Japan and other targeted countries. Our strategy is to establish local subsidiaries and a local sales force, when possible. In Japan, due to market particularities, we may increase our marketing presence either through external growth or by transforming certain of our drug-specific joint ventures into broader partnership relationships for a variety of products.

•	Seize appropriate opportunities for growth through selective mergers, acquisitions and strategic alliances. Where appropriate, we intend to continue to seize appropriate external growth opportunities for growth through selective mergers, acquisitions and strategic alliances.

Principal Products

Our principal products are prescription pharmaceuticals, which we group into four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology. The following table outlines our consolidated net sales by therapeutic area for the year ended December 31, 2002.

Consolidated Sales by Therapeutic Area

	Year Ended December 31, 2002
	(millions of €)	% of Net Sales
Prescription Pharmaceuticals*
Cardiovascular/Thrombosis
Aprovel®	562	7.5%
Plavix®	987	13.3%
Other	1,355	18.2%

Total	2,904	39.0%

Central Nervous System
Stilnox®/Ambien®/Myslee®	1,424	19.1%
Other	985	13.2%

Total	2,409	32.3%

Internal Medicine
Xatral®	182	2.4%
Other	1,245	16.7%

Total	1,427	19.1%

Oncology
Eloxatin®	389	5.2%
Other	15	0.2%

Total	404	5.4%

Other Pharmaceuticals	304	4.2%

Total consolidated net sales	7,448	100.0%

*	Our products include over 160 Cardiovascular/Thrombosis products, over 130 Central Nervous System products, over 500 Internal Medicine products and over 15 Oncology products worldwide. Other Pharmaceuticals includes all of our other pharmaceutical products that cannot be classified in our main therapeutic areas, such as our dental hygiene products.

A number of our products, including four of our six strategic products (Plavix®, Aprovel®, Stilnox® and Arixtra®), are sold in certain countries through alliances that we have entered into with other pharmaceutical companies, or through licensees. Our consolidated revenues only reflect a portion of the total revenues realized by the alliances and licensees. In some cases, our revenue shares from the alliances are based on formulas that make our consolidated revenues grow at a different rate than the overall growth in sales of the products. In this annual report, we present both our consolidated revenues from products sold through alliances, and “developed sales,” which represent the overall sales of these products, including sales by our alliance partners and licensees. We believe that developed sales are a useful measurement tool because they demonstrate trends in the overall sales of our products in the market, without regard to the formulas under which our revenue shares are determined.

A drug can be referred to either by its international non-proprietary name, or INN, or by its brand name, which is normally exclusive to the company that markets it. In most cases, our brand names, which may vary from country to country, are protected by trademark registrations. In the description that follows, our products are generally referred to by the brand names that we use in France.

Prescription Pharmaceuticals

Our portfolio of prescription pharmaceuticals includes a range of innovative products with strong market positions in our four targeted therapeutic areas. In Thrombosis, we are the leader in the European and U.S. markets for anti-platelet agents based on total consolidated sales of our anti-atherothrombotic agent Plavix® (clopidogrel) and rank second in the European market for heparins with products including Fraxiparine® and Arixtra® (IMS data). In the Cardiovascular market, we rank second in the European market and third in the U.S. market for angiotensin II receptor antagonists based on annual sales of Aprovel® (IMS data). In the area of central nervous system disorders, according to IMS data, we are the leader in Europe and the U.S. and rank second in Japan based on total consolidated net sales of our product Stilnox® (zolpidem), the treatment of choice for sleep disorders.

In our prescription pharmaceuticals business, we specialize in four therapeutic areas: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology. On an industry-wide basis, these four therapeutic areas account for more than half of worldwide pharmaceutical sales, according to IMS data. Certain of our products are sold both by us and, in selected markets, by our alliance partners and licensees, giving these products a broad, worldwide market presence. For a discussion of these arrangements, see Item 4 “Information on the Company — Business Overview — Marketing and Distribution — Alliances.” The following table outlines our leading prescription pharmaceuticals based on consolidated net sales for the year ended December 31, 2002. In some countries, our products have only been approved (or approval has only been sought) for a portion of the areas of use indicated in the table.

Principal Prescription Pharmaceuticals

Year Ended December 31, 2002
Therapeutic Area / Product Name	Consolidated Net Sales	Drug Category/ Main Areas of Use
	(millions of €)
Cardiovascular/Thrombosis
Cardiovascular Products
Aprovel® (irbesartan)	562	Angiotensin II receptor antagonist • Hypertension
Cordarone® (amiodarone)	162	Anti-arrhythmic agent • Treatment / prevention of cardiac arrhythmia (irregular heartbeat)
Tildiem® (diltiazem)	141	Calcium antagonist • Angina Pectoris • Hypertension
Corotrope® (milrinone)	127	Inotropic / vasodilator agent • Treatment of acute congestive heart failure
Kerlone® (betaxolol)	77	Beta-blocker • HypertensionAngina • Pectoris
Thrombosis Products
Plavix® (clopidogrel)	987	ADP receptor antagonist • Atherothrombosis
Fraxiparine® (nadroparin calcium)	324	Low molecular weight heparin • Venous thromboembolism (VTE)
Ticlid® (ticlopidine)	137	Platelet aggregation inhibitor • Thrombosis
Central Nervous System
Stilnox®(zolpidem)	1,424	Hypnotic • Sleep disorders
Depakine® (sodium valproate)	267	Anti-epileptic • Epilepsy
Solian® (amisulpride)	135	Neuroleptic • Schizophrenia • Dysthymia
Aspégic® (lysine acetylsalicylate)*	108	Antalgic/Antipyretic • Pain/Fever Relief
Dogmatil® (sulpiride)	78	Neuroleptic • Neurotic disorders • Psychosomatic disorders • Schizophrenia
Internal Medicine
Xatral® (alfuzosin)	182	Uroselective alpha1 blocker • Benign prostatic hypertrophy
Oncology
Eloxatin® (oxaliplatin)	389	Cytotoxic agent • Colorectal cancer

*	Includes sales of a different formulation of Aspégic® that is sold under the brand name Kardégic®, which is classified by IMS as a cardiovascular product.

Four of our six strategic products are sold directly by us and through alliances. The figures above reflect only sales included in our consolidated net sales. In 2002, total worldwide developed sales of Plavix®, Aprovel®, Stilnox® and Arixtra® were €2,587 million, €1,068 million, €1,455 million and €10 million respectively.

Cardiovascular/Thrombosis

The Cardiovascular/Thrombosis market as a whole is the largest therapeutic area in the worldwide pharmaceutical market. According to IMS data, in the cardiovascular market, we rank second in the European market and third in the U.S. market for angiotensin II receptor antagonists with Aprovel® in terms of annual sales. We are number three in the European market for calcium antagonists with Tildiem® and are the leader in the European market for anti-arrhythmics with Cordarone® (IMS data). In Thrombosis, we rank first in the European and U.S. markets for anti-platelet agents with Plavix® and we are number two in the European market for heparins with Fraxiparine® according to IMS data.

Cardiovascular. Our main products for the treatment of cardiovascular disease are:

•	Aprovel®/Avapro®(irbesartan; hypertension). Aprovel® belongs to the most recent class of anti-hypertensives, angiotensin II receptor antagonists, and is indicated as a first line treatment for hypertension, or high blood pressure. Angiotensin II receptor antagonists, which are highly potent and generally well tolerated, act by blocking the effect of angiotensin, the hormone responsible for blood vessel contraction, thereby enabling blood pressure to return to normal. In addition to Aprovel®, we market CoAprovel®/Avalide® — a combination of irbesartan and hydrochlorothiazide, a diuretic that increases the excretion of water by the kidneys. These products achieve control of blood pressure in close to 90% of patients and with a very good safety profile.

Aprovel® was launched in 1997 and is now marketed in more than 80 countries, including the United States, through an alliance with Bristol-Myers Squibb, or BMS (under the brand name Avapro®). In Japan, where the product is licensed to BMS and Shionogi, an application for marketing authorization for the treatment of hypertension was submitted in October 2002.

In 2002, Aprovel® was approved for a new indication, the treatment of diabetic nephropathy, in both Europe (June 2002) and the United States (September 2002). These approvals were based on the results of the PRIME program, a clinical program that demonstrated that irbesartan protects type-2 diabetic hypertensive patients from the progression of renal impairment, at both early and more advanced stages of the disease. Following the announcement of the PRIME results, the American Diabetes Association (ADA) recommended the use of angiotensin receptor antagonists as a first-line treatment for renal disease in patients with type 2 diabetes.

We recently initiated two large-scale clinical programs, part of our life cycle management program for Aprovel®, that will enroll a total of 14,000 patients and that we expect to complete in 2006:

•	I-PRESERVE, to evaluate the benefit of irbesartan in the treatment of a specific but common form of heart failure, heart failure with preserved systolic function or diastolic heart failure. In this type of heart failure, the contractile capacity of the ventricles is preserved, but ventricular filling is disturbed. This study was initiated in 2002 and is currently in the active stage of patient enrollment. We believe it is the largest clinical trial conducted in this specific disease to date.

•	ACTIVE-I, to evaluate the efficacy of irbesartan, combined with clopidogrel (the active ingredient in Plavix®), in preventing complications in patients suffering from atrial fibrillation. We began this clinical program in April 2003.

•	Cordarone®/Ancaron® (amiodarone; cardiac rhythm disorders). Thirty-six years after its first marketing authorization was granted, Cordarone® remains a leading anti-arrhythmic drug for the treatment and prevention of cardiac rhythm disorders such as cardiac arrhythmia, or irregular heart beat. Cordarone® is also effective against potentially life-threatening supraventricular rhythm disorders, the most common of these being atrial fibrillation. Two clinical studies published in 2002, AMIOVIRT and CAT, demonstrated that Cordarone® is as effective as the implantation of a defibrillator in preventing sudden cardiac death in patients with idiopathic dilated cardiomyopathy, a rare disease that attacks the heart muscle. Cordarone® has a good cardiac safety profile and only exceptionally induces complications potentially associated with the use of anti-arrhythmics, such as Torsades de Pointe (a serious and potentially fatal ventricular rhythm disorder) or ventricular insufficiency. However, its effects on thyroid function limit its use. Cordarone® is available in more than 126 countries, including the United States where it is licensed to Wyeth (formerly American Home Products), and Japan where it is marketed under the brand name Ancaron® through joint venture with Taisho.

•	Tildiem® (diltiazem; angina, hypertension). Among calcium antagonists, Tildiem® is considered a reference treatment for angina. Tildiem® works by increasing oxygen supply to the myocardium (the muscle surrounding the heart) through coronary vasodilatation, while simultaneously reducing oxygen needs by decreasing the heart rate and lowering peripheral artery resistance. Tildiem® thereby exhibits good anti-anginal efficacy, combined with a good safety profile. Our sustained release formulations of Tildiem® LP 200/300 mg provide 24-hour protection against ischemia with a single daily dose. This convenience of use improves both compliance and tolerability. Furthermore, a meta-analysis (a statistical analysis) showed that these formulations permit consistent regulation of heart rate: the faster the heart rate initially, the more it is slowed by Tildiem®. Additionally, the NORDIL study of morbidity and mortality associated with hypertension showed that Tildiem® was as effective as diuretics and beta-blockers (the reference treatment) in reducing cardiovascular complications. These results emphasize the value of treating hypertension with Tildiem® LP 200/300 mg. Tildiem® LP 200/300 mg is marketed in most European countries.

•	Kerlone®/Kerlong® (betaxolol; hypertension, angina). Kerlone® is a cardioselective beta-blocker indicated for the treatment of hypertension and angina pectoris. A recent clinical trial, BETACAR, showed the ease of administration of Kerlone® in the treatment of patients with an altered cardiac function. Kerlone® is marketed in numerous European countries, in the United States and in Japan (under the brand name Kerlong®) by our joint venture with Mitsubishi.

•	Corotrope®/Primacor®/Milrila® (milrinone; heart failure). Corotrope® combines positive inotropic properties (increasing the contractile force of the heart) with a vasodilatory action. Corotrope® is an effective treatment for advanced forms of heart failure as well as for certain less advanced forms that have been abruptly decompensated by a dietary change or intercurrent disease. Corotrope® is marketed in several European countries, in the United States (under the brand name Primacor®), where its patent came into the public domain in May 2002, and in Japan (under the brand name Milrila®) by our joint venture with Yamanouchi.

Thrombosis. Thrombosis occurs when a thrombus, or blood clot, forms inside a blood vessel. Left unchecked, a thrombus within a blood vessel can eventually grow large enough to block the blood vessel, preventing blood and oxygen from reaching the organ being supplied. Our principal products for the treatment of thrombosis are:

•

Plavix® (clopidogrel; atherothrombosis). Plavix®, a platelet adenosine diphosphate receptor antagonist, is indicated for the prevention of atherothrombotic events in patients with a history of recent myocardial infarction, recent ischemic stroke or documented peripheral arterial disease. Plavix® is currently the only drug indicated for the secondary prevention of atherothrombosis regardless of the location of the arteries initially affected (heart, brain, lower limbs). This broad indication is supported by the results of the CAPRIE study, the largest phase III study ever conducted with almost 20,000 patients enrolled. CAPRIE demonstrated the superior efficacy of Plavix® to acetylsalicylic acid, with a safety profile at least equally good.

Plavix® was launched in 1998, and is now marketed in over 75 countries, including the United States, through our alliance with BMS. In Japan, where it is being developed in partnership with Daiichi, we plan to submit an application for marketing authorization at the end of 2003.

The year 2002 was marked by three major events for Plavix®:

•	U.S. and European health authorities approved an extension of indication to acute coronary syndrome. The approvals, based on the results obtained in the CURE clinical trial, were received in February 2002 (after a priority review procedure at the FDA) in the United States, and in September 2002 in Europe. This new indication was incorporated into the guidelines of the American Heart Association and the American College of Cardiology in March 2002, and in those of the European Society of Cardiology in September 2002. The CURE trial demonstrated that clopidogrel, when added to a standard therapy including or comprising acetylsalicylic acid, reduced the risk of atherothrombotic events (myocardial infarction, stroke and death from cardiovascular cause) by 20% with only a 1% increase in the rate of major hemorrhages and provided significant short- and long-term benefit in patients presenting an acute coronary syndrome. With more than 12,000 patients enrolled, CURE is the largest clinical trial ever conducted with patients presenting unstable angina or non-Q-wave myocardial infarction.

•	The results of the CREDO clinical trial, announced in November 2002, confirmed the therapeutic value of Plavix® in the short- and long-term prevention of atherothrombotic events in patients having undergone coronary angioplasty, either with or without stenting. The CREDO trial, conducted in more than 2,000 patients, demonstrated the benefit of prolonged use of clopidogrel and showed that the risk of atherothrombotic events (myocardial infarction, stroke and death by cardiovascular cause) was reduced by 27% after one year.

•	In September 2002, the CHARISMA trial began enrolling patients, and is expected to include a total of 15,000 patients. The objective of the CHARISMA trial is to demonstrate the value of using Plavix® when added to existing treatments in the primary prevention of cardiovascular events in patients at risk.

We have other major on-going clinical studies that are designed to support the long-term use of Plavix® by providing complementary data. These include:

•	MATCH, assessing the benefit of clopidogrel combined with acetylsalicylic acid in the prevention of serious ischemic events in high-risk patients who have recently experienced a stroke or transient ischemic attack. Enrollment of the planned 7,600 patients was completed in the second half of 2002;

•	CLARITY and COMMIT, evaluating the benefit of clopidogrel combined with acetylsalicylic acid in acute myocardial infarction;

•	CAMPER, assessing the benefit of clopidogrel in patients with peripheral arterial disease who have undergone angioplasty or bypass surgery; and

•	ACTIVE (A & W), assessing the value of clopidogrel in patients in the prophylactic treatment of thromboembolic events in patients with atrial fibrillation.

Our previously announced patient recruitment for the WATCH study, which is assessing the value of clopidogrel in patients suffering from heart failure, was stopped. The study is currently being performed on a smaller number of patients than initially expected due to a slow inclusion rate. The extensive core clinical program for Plavix®, including all completed, ongoing and planned studies, will enroll more than 100,000 patients.

•	Arixtra® (fondaparinux sodium; venous thrombosis). Arixtra®, fondaparinux sodium, is a totally synthetic compound that has recently entered the low molecular weight heparin market, whose other products are generally animal sourced. Arixtra® is currently indicated for the prevention of venous thromboembolism, including deep vein thrombosis and pulmonary embolism, in patients who have undergone major orthopedic surgery of the lower limbs (a high risk situation). We co-developed Arixtra® with Organon (a subsidiary of Akzo Nobel), and believe that it represents a major advance in the prevention of venous thromboembolism. It is the first agent in a new class of anti-thrombotics, selective synthetic inhibitors of coagulation factor Xa, and works by interrupting a key step in the coagulation cascade, thereby preventing the formation of blood clots. Further, Arixtra® is obtained by chemical synthesis, which leads to a high level of purity. For both of these reasons, we believe Arixtra® constitutes a major technological and therapeutic advance.

We believe its development potential is substantial. Phase III studies, which included over 7,000 patients, demonstrated a major clinical benefit relative to the reference low molecular weight heparin. Irrespective of the orthopedic surgical procedure (hip replacement, hip fracture or knee surgery) and the characteristics of the patient, Arixtra® reduced the risk of a thromboembolic event by 55% without increasing the risk of clinically important bleeding. For patients undergoing surgery for hip fracture, the risk of deep-vein thrombosis was reduced to 8% with Arixtra® compared to around 20% with the reference treatment. The safety profile of the two treatments is similar.

We launched Arixtra® in February 2002 in the United States, where it was approved for the prevention of venous thromboembolic events after orthopedic surgery in December 2001 following a priority review. In March 2002, Arixtra® received its European marketing authorization for the same indication and launch has been rolling out in various countries since that time. In December 2002, the FDA modified the summary product characteristics for Arixtra® to provide an improved description of its profile, and approved Arixtra® for a new indication, extended prophylaxis of deep vein thrombosis, in June 2003. Arixtra® is currently the only anti-thrombotic agent indicated in the United States for the extended prophylaxis of deep vein thrombosis in patients undergoing hip fracture surgery. In Japan, the product is in phase IIb/III clinical development, and we currently plan to submit an application for marketing authorization in early 2004.

Because of the development potential of Arixtra®, we have implemented a life cycle management program to cover all segments of the thrombosis market:

•	Extended prophylaxis. The results of the Pentifra Plus study demonstrated that Arixtra® administered for 28 days could significantly reduce the rate of venous thromboembolic events after surgery for hip fracture, the orthopedic surgery carrying the highest risk of such event. Based on these results, we submitted an application in December 2002 in both the United States and Europe for approval of Arixtra® for this new indication. In March 2003, U.S. authorities granted priority review to our application for this indication.

•	Treatment of Venous Thromboembolism. In 2002, the completed MATISSE study, which enrolled over 4,000 patients, demonstrated that Arixtra® is as well-tolerated and at least as effective as the existing standard therapies for the treatment of deep vein thrombosis and pulmonary embolism (when compared to low weight molecular heparin and unfractionated heparin, respectively).

•	Prevention of Venous Thrombosis. Our APOLLO and PEGASUS programs are currently studying Arixtra® in the prevention of venous thrombosis in other types of surgery, such as abdominal surgery. We are also studying Arixtra® for the prevention of venous thrombosis in medical patients at high risk of venous thromboembolic events who have not undergone surgery (our ARTEMIS program).

•	Acute Coronary Disease. We are studying Arixtra®’s effectiveness in acute coronary disease (unstable angina, coronary angioplasty, myocardial infarction). The initial efficacy results were confirmed by the Phase IIb Pentua trial, which were presented at the November 2001 scientific sessions of the American Heart Association. We believe that these studies provide a basis for expecting a good benefit to risk ratio when compared to existing therapies for acute coronary disease. A phase III clinical program that began in April 2003 (the Michelangelo program), will enroll 26,000 patients.

In the United States, Canada and Mexico, we market Arixtra® through our joint venture with Organon. In the rest of the world (apart from Japan), we market Arixtra® on our own.

•	Ticlid® (ticlopidine; thrombosis). Ticlid® is indicated for the prevention of coronary or cerebrovascular ischemic events in patients at risk (following an initial ischemic stroke or transient ischemic attack, or symptomatic peripheral arterial disease). In combination with acetylsalicylic acid, Ticlid® is used as a standard prophylactic treatment against the risk of thrombosis (reocclusion of the dilated artery) in patients who have undergone coronary angioplasty with insertion of a stent. Ticlid® is marketed in over 75 countries, including the United States, where it is licensed to Roche, and in Japan (under the brand name Panaldine®), where it is licensed to Daiichi.

•	Fraxiparine® (nadroparin calcium; venous and arterial thrombosis). Fraxiparine® is an injectable low-molecular-weight heparin. Launched in 1986, it is currently marketed in over 100 countries (excluding the United States and Japan). Fraxiparine’s® approved indications have expanded over the years. Initially indicated for the prevention of venous thromboembolic disease, Fraxiparine® is currently indicated for the treatment of this disease as well, and the treatment of acute coronary syndromes. We launched Fraxodi®, a curative treatment for venous thromboembolic disease administered as a once-a-day injection, in France in 1998. Fraxodi® is now marketed in most countries in Europe and Latin America. The once-a-day regimen permits shorter hospital stays, facilitates outpatient treatment and enhances overall patient recovery. A new indication of Fraxiparine® for the treatment of the acute phase of unstable angina in association with acetylsalicylic acid is now successfully registered in many countries, including the principal European markets, but excluding Japan and the United States.

Central Nervous System

In the Central Nervous System market, according to IMS data, we rank first in the European and U.S. markets for hypnotics with Stilnox® and are number three in Europe in the market for anti-epileptics, with drugs including Depakine®. In the market for neuroleptics, we rank third in Europe and fifth in Japan with drugs such as Dogmatil® and Solian® (IMS data). Key products in this therapeutic area include:

•	Stilnox®/Ambien®/Myslee® (zolpidem; insomnia). Stilnox® is the leading hypnotic in the United States and Europe and is the second leading hypnotic in Japan (based on IMS data), and is sold in over 100 countries worldwide. Stilnox® is both chemically and pharmacologically distinct from benzodiazepines, and is distinguished by its selective binding exclusively to receptors that mediate hypnotic activity. Due to this characteristic, Stilnox® rapidly induces sleep that is qualitatively close to natural sleep and devoid of certain side effects that are characteristic of the benzodiazepine class as a whole. Its action lasts for 6 to 8 hours, and is generally well-tolerated, allowing the patient to awake with a reduced risk of impaired attention, decreased alertness or memory lapses throughout the day. The risk of dependence is minimal when Stilnox® is used at the recommended dosage and duration of use. Based on the results of an extensive program of eight clinical trials, which together enrolled over 6,000 patients, Stilnox® is currently the only hypnotic demonstrated to be suitable for use on an “as needed” basis depending upon each patient’s individual requirements. This mode of administration avoids the systematic intake of a hypnotic for patients who suffer only occasionally from insomnia.

We believe that Stilnox® is also one of the leading studied hypnotics in the world as data on its efficacy and safety have been generated from 140 clinical trials that included 80,000 patients worldwide.

The year 2002 was marked by two key events for Stilnox®:

•	In 2002, we acquired all of the rights to market Stilnox® in the United States when we acquired our interest in our former joint venture with Pharmacia, which previously marketed the product in the United States. Aggregate sales of Stilnox® in the United States (where it is sold under the brand name Ambien®) since its launch reached €1.2 billion by the end of 2002.

•	Although launched only in December 2000, by March 2003, Stilnox® had achieved high market penetration in Japan, becoming the second leading hypnotic on the Japanese market (according to IMS data) where it is sold under the brand name Myslee® through our joint venture with Fujisawa. With a market share of 19.9% in March 2003 (according to IMS data), Japan is now the second-largest market for sales of Stilnox® (where it is sold under the brand name Myslee®).

•	Depakine® (sodium valproate; epilepsy). Depakine® is a broad-spectrum anti-epileptic that has been prescribed for over 30 years. Numerous clinical trials, as well as long years of experience have shown that it is effective for all types of epileptic seizures and epileptic syndromes, and is generally well tolerated. Consequently, Depakine® remains a reference treatment for epilepsy worldwide. Furthermore, in contrast to findings sometimes reported with other anti-epileptic agents, Depakine® does not induce paradoxical aggravation of seizures. The Chrono® form (our prolonged release formulation) permits once-a-day administration in most cases, thereby improving compliance with treatment and overall patient care. We produce a wide range of formulations of Depakine®, permitting its adaptation to all types of patients. A new formulation of Depakine®, Chronospheres®, facilitating its use by children and the elderly, has already been approved in several European countries, and we plan to launch it gradually over the next few years as we register the product and reach agreement on pricing in those countries. Depakine® is marketed in over 100 countries, including the United States where it is licensed to Abbott. In 2002, we filed an application for marketing approval in Europe for Depakine Chrono® for use in the treatment of bipolar disorders.

•	Dogmatil®/Dogmatyl® (sulpiride; neurotic and psychosomatic disorders). At low doses, Dogmatil® 50 mg, is used in numerous countries for the symptomatic treatment of neurotic and/or psychosomatic disorders. Its specific mechanism of action on central and peripheral dopaminergic receptors permits rapid improvement of the psychic state of the patient as well as relief of functional symptoms in patients who are difficult to treat. At higher doses, Dogmatil® 200/400 mg is also used for the treatment of psychotic states. Its good cardiovascular and neurological safety profile makes it particularly suitable for the treatment of elderly patients. Dogmatil® is available in over 90 countries, including Japan (marketed under the brand name Dogmatyl®) through a joint venture with Fujisawa.

•	Solian® (amisulpride; schizophrenia). Solian® is an anti-psychotic with an atypical pharmacological profile. Its originality consists of its capacity to act selectively on D3/D2 dopaminergic receptors and its dual pre- and post-synaptic activity. Furthermore, its preferential action on the limbic system confers excellent neurological safety. Solian® is effective on all symptoms of schizophrenia, both positive and negative, irrespective of the phase of the disease, whether acute or chronic. At doses of 400 mg to 800 mg per day in patients with positive symptoms and associated depressive symptoms, and at the optimal daily dose of 100 mg in patients with dominant negative symptoms, the efficacy of Solian® is accompanied by a good safety profile. In 2002, we launched Solian® in a total of 12 countries, including Australia, Belgium and Spain. Solian® is available in over 50 countries worldwide, including the principal European markets.

•	Aspégic® (lysine acetylsalicylate; fever, pain). Aspégic® is a salicylate with the original property of total and immediate solubility. This characteristic confers both very rapid efficacy as an analgesic, anti-pyretic and anti-inflammatory agent. We market Aspégic® in certain countries in Europe, Africa and the Middle East.

In addition to these products, we also market products for the treatment of anxiety, and agitation and aggressiveness.

Internal Medicine

Our principal fields in this therapeutic area are urology, gastroenterology, respiratory disease, and the musculoskeletal system. Our leading product in this field is Xatral® (alfuzosin).

•	Xatral® (alfuzosin; benign prostatic hyperplasia). Our research efforts resulted in the discovery of alfuzosin, the active ingredient in Xatral®, which we first launched in France in 1988. Xatral® belongs to the alpha1-blocker class, and was the first product of the class to be indicated uniquely and specifically for the treatment of the symptoms of benign prostatic hyperplasia, as well as the first marketed product capable of acting selectively on the urinary system. Due to this clinical uroselectivity, Xatral® is immediately effective, with no need for dose titration and shows good tolerability, particularly cardiovascular. Active from the first dose, it provides rapid and lasting symptom relief and improves patient quality of life.

Besides this symptomatic action, the results of major clinical trials completed in 2002 have demonstrated the original contribution of Xatral® to the treatment of benign prostatic hyperplasia, and the prevention of its complications.

•	The results of the first phase of the ALFAUR trial showed that Xatral® doubles the probability of restored capacity to urinate normally after an episode of acute urine retention in conjunction with catheter insertion. These are the first published results that demonstrate the capacity of Xatral® to prevent acute urinary retention, the principal complication of benign prostatic hyperplasia. We have filed preliminary applications for extension to this indication in the principal European countries.

•	The results of another large international trial with over 800 patients have shown that Xatral® preserves sexual function in patients suffering from benign prostatic hyperplasia.

Since its launch in 1988 in France, we have constantly worked on developing improvements to optimize the formulation of Xatral®. The new once-daily formulation of Xatral® has now been registered in over 70 countries and is currently marketed in 14 European countries and in more than 35 other countries worldwide. As of March 2003, we ranked fourth on the European market for prostatic diseases with our product Xatral® (IMS data). In June 2003, we received FDA approval for alfuzosin, and we expect to begin to market the product in the United States in the second half of 2003.

Our main products in gastroenterology are Primpéran® (metoclopramide), a leading treatment for nausea and vomiting, Ercefuryl® (nifuroxazide), an intestinal antiseptic with a broad anti-bacterial spectrum and Inipomp® (pantoprazole), a potent inhibitor of gastric acid secretion. We also market Mizollen® (mizolastine) and Virlix® (cetirizine), for the treatment of allergic reactions, and Myolastan® (tetrazepam), a muscle relaxant.

Oncology

Oncology is a new therapeutic area for our company, and one in which we expect to concentrate significant efforts in the future. Our first product in this therapeutic area is Eloxatin®.

•	Eloxatin® (oxaliplatin; colorectal cancer). Eloxatin® is an innovative platinum agent, and is currently the only one to have demonstrated activity in colorectal cancer. Its recent introduction in the treatment of metastatic colorectal cancer has led to major progress, including both the prolongation of the median survival to 20 months when used as a first-line treatment in connection with 5-fluorouracil, or 5-FU, and enabling a significant proportion of patients with isolated hepatic metastases to undergo surgical resection due to the rapid and substantial reduction in the size of these metastases. Consequently, Eloxatin® gives these patients the hope of substantially prolonged survival.

In the United States, the FDA granted approval in August 2002 following a 46-day priority review for registration. This rapid review was on the basis of the results of a large U.S. trial conducted on patients in relapse after an initial treatment, which showed that treatment with oxaliplatin in combination with infusional 5-fluorouracil/leucovorin, or 5-FU/LV, succeeded in delaying disease progression and demonstrated a clinical benefit in terms of pain reduction, weight gain and improvement of general status.

In data presented at the May 2002 meeting of American Society of Clinical Oncology, or ASCO, the N-9741 study, one of the largest randomized trials ever conducted in metastatic colorectal cancer, demonstrated survival benefit with first-line treatment with oxaliplatin. Conducted with the support of the U.S. National Cancer Institute, the study showed that the combination of oxaliplatin, the active ingredient in Eloxatin®, with 5-FU (the Folfox regimen) was more effective and better tolerated than irinotecan in combination with 5-FU (the IFL regimen, and current reference first-line treatment). Because of the prolongation of median survival of patients receiving oxaliplatin, the trial was prematurely discontinued, and all patients still enrolled in the trial were then treated with the oxaliplatin-based regimen. The final results of the N-9741 study were presented at the May 2003 meeting of the ASCO. We currently plan to submit an application for approval of Eloxatin® in combination with 5-FU as a first line treatment in the U.S. in 2003.

Due to its tolerability, Eloxatin® is also being developed as an adjuvant treatment for non-metastatic colorectal cancer, to prevent relapse in patients whose recovery has not been achieved through surgery alone. The results of the Mosaic study, which studied the efficacy of Eloxatin® as an adjuvant, were presented at the May 2003 meeting of the ASCO. The study showed that the addition of oxaliplatin to the current post-surgery standard chemotherapy of 5-FU/LV for colon cancer reduces the risk of recurrence by 23% when compared to the standard treatment alone. We believe that this important result, coming 15 years after 5-FU/LV was established as the standard adjuvant treatment, is a major step towards curing more patients and was obtained without dramatically impacting safety. We currently plan to file an application for approval of oxaliplatin as an adjuvant treatment for colorectal cancer in the United States at the end of 2003, and in Europe in the second half of 2003.

Its activity in colorectal cancer has also encouraged specialists to explore the value of Eloxatin® in the treatment of other tumors, particularly tumors of the digestive system, such as pancreatic cancer, but also ovarian and breast cancers, as well as certain hematological cancers.

We in-license Eloxatin® from Debiopharm, and market it primarily as a first-line treatment in 60 countries in Europe, Asia and Latin America. We also market it as a second-line treatment in the United States.

•	Fasturtec®/Elitek® (rasburicase; tumor lysis syndrome). Fasturtec® is a recombinant enzyme produced through genetic engineering and is the first biotechnology product discovered and developed entirely by our company. Fasturtec® works by converting uric acid, which is poorly soluble and nephrotoxic, into allantoin, a highly soluble compound that is readily eliminated through urination, thereby avoiding tumor lysis syndrome. Administered at the same time as chemotherapy, Fasturtec® allows clinicians to administer anti-cancer treatment in optimal conditions without delays or dose reductions that are often required due to tumor lysis syndrome. In February 2001, we obtained a European marketing authorization for Fasturtec®, and have launched it in several European countries, including Germany and the United Kingdom, beginning in May 2001. In April 2002, we received European authorization for an additional formulation of Fasturtec®, and in July 2002, Fasturtec® received FDA approval and was made commercially available in August 2002 under the brand name Elitek®. Fasturtec® is currently in clinical development in Japan.

•

Eligard® (leuprolide acetate; prostate cancer). Eligard® is a luteinizing hormone releasing hormone (LHRH) agonist indicated in the treatment of advanced prostate cancer that we in-license from Atrix. In

January 2002, the FDA granted marketing approval for the one-month formulation in the treatment of prostate cancer. In July 2002, the three-month formulation received marketing approval from the FDA, and in February 2003, the four-month formulation received marketing approval from the FDA. We market Eligard® in the United States and Canada.

Generics

We also manufacture and market a variety of generics in France, Germany and the United Kingdom. These products cover various therapeutic classes, and are typically sold under their international non-proprietary names, or INNs, although in some cases they have a specific brand name. For example, we market Dialgirex®, a generic product used for aches and pains, in France and Monoflam®, an anti-inflammatory, in Germany.

Research and Development

We have a long tradition of commitment to research and development and many of our products have resulted from our own research and development activities. In 2002, we spent €1,218 million (16.4% of total consolidated net sales) on research and development.

We often enter into collaborative research and development arrangements with other pharmaceutical or biotechnology companies under which we fund research expenses in exchange for a right to use and market the products upon regulatory approval. Some of our collaboration agreements include those with Organon, Mitsubishi-Pharma Corp., Cephalon and IDM.

•	Our joint project with Organon, a subsidiary of Akzo Nobel, for the development of anti-thrombotic oligosaccharides is continuing. This collaboration has already led to the development of Arixtra®.

•	In 1998, we entered into an agreement with Mitsubishi-Pharma Corp. to identify new neuroprotective agents for use in the treatment of neurogenerative disorders. This agreement was recently renewed thorough the end of 2003.

•	In December 2001, we entered into an agreement with Cephalon to have access to specific angiogenesis inhibitors that are potential anti-cancer agents, as well as to a research program aimed at identifying new compounds with a similar mechanism of action. Angiogenesis inhibitors are molecules that act by preventing the development of blood vessels in tumors. We have agreed to co-promote any drugs that are successfully developed in the United States, Canada and Mexico with Cephalon, and we have exclusive marketing rights to such drugs in Europe and the rest of the world (excluding Japan). Under the agreement, we made an upfront payment to Cephalon, share in the costs of development, will make milestone payments during the development process and pay royalties on sales of drugs that are successfully developed.

•	In 2001, we signed a ten-year agreement with IDM to cooperate in cellular immunotherapy research for the development and marketing of immunologic treatments for cancers. Under this agreement, we have a right of first refusal to select up to twenty cell drugs from IDM’s line of products. IDM will undertake the preclinical development, and if we exercise our option, we will finance the clinical development and have worldwide marketing rights for the selected drugs if the clinical trials are successful. A first product under this agreement, Uvidem®, which targets melanoma, is currently in Phase II clinical development.

We have entered into collaborative agreements for data-base sharing in the field of genomics with Human Genome Sciences and Genset as well as agreements with research centers specialized in combinatorial chemistry, high throughput screening and structural analysis and proteomics. In the field of functional genomics, we have entered into joint projects with Genfit, Genoway and Lifespan. We also have a joint project with CEREP for compound screening, as well as capabilities in bioinformatics.

In 2002, we also began three cooperative research and development programs for Impact Malaria. Impact Malaria is a program created by a dedicated team within our company in order to develop and design new drugs for malaria that conform to WHO recommendations, and which are at prices adapted to the population for which they are intended. Impact Malaria also includes a follow-up aspect both to guarantee that the new drugs are used appropriately (through educational programs), and to ensure that the drugs are used by the populations for which they are intended.

We employ over 6,700 personnel in research and development and have 14 research facilities in 6 countries. At January 31, 2003, we had 52 compounds in our research and development pipeline, of which 23 were in phase II or III clinical trials. These 52 compounds include 49 projects for new chemical entities, 2 projects for additional indications for 2 of those new chemical entities (rimonabant and saredutant), and 1 project for an additional formulation of an existing product (Stilnox®).

We focus our research and development efforts on our four targeted therapeutic areas. The composition of our research and development pipeline by therapeutic area as of January 31, 2003 is outlined in the following table.

	Cardiovascular/ Thrombosis	Central Nervous System	Internal Medicine	Oncology	TOTAL
Phase III	2	2	3	1	8
Phase IIb	1	6	1	1	9
Phase IIa	0	2	2	2	6
Phase I	3	3	4	2	12
Pre-clinical	3	7	6	1	17

TOTAL	9	20	16	7	52

The research and development process historically takes from 10 to 15 years from discovery to initial product launch and is conducted in various stages. During the “pre-clinical” stage, research scientists perform pharmacology and toxicology studies in various animals. Before testing in humans, an application for the compound must be filed with and approved by the requisite regulatory authorities. Testing in humans is performed in different clinical phases to demonstrate the safety and efficacy of a new compound:

•	Phase I. In clinical phase I, studies are performed on healthy human volunteers to obtain information concerning safety, preliminary dose-ranging, pharmacokinetics and preliminary interaction with other medications.

•	Phase IIa. In clinical phase IIa, studies are performed to study the pharmacological activity of the dose range determined in the phase I studies and/or to assess preliminary therapeutic activity in patients.

•	Phase IIb. In clinical phase IIb, the aim is to determine the risk ratio, i.e. to demonstrate the clinical activity and to determine the optimal dose in a larger and more varied population.

•	Phase III. In clinical phase III, we verify the clinical efficacy of the compound on a large population of patients (usually between 3,000 and 5,000 volunteers). These studies involve control groups taking a reference compound or a placebo (an inactive compound identical in appearance to the study compound).

Together, phases II(b) and III typically take from three to five years to complete. Thereafter, an application containing all data for the proposed drug is sent to regulatory authorities for approval, which may take an additional six months to two years or longer. There are two types of further clinical trials: one called phase IIIb, where new indications are sought; and one called phase IV trials, which are generally carried out after product launch to continue to monitor the efficacy and safety of a new drug.

The table below sets out, in summary form, our current principal projects in phase IIb or phase III clinical trials, together with the current projected filing dates for each product if phase III trials are successful. No assurance can be given that the products discussed below will complete the development process, that they will be filed for approval on the planned timetable or that they will ultimately receive the required governmental approvals necessary for commercial launch.

Principal Compounds in Phase IIb, III or IIIb Clinical Trials

Product	Indication	Status	Targeted Filing
Cardiovascular/Thrombosis
Arixtra® (fondaparinux sodium)	Acute coronary syndrome	Phase IIIb	2005
	Other venous thromboembolic events after surgery or in medical patients	Phase IIIb	2004
Dronedarone	Atrial fibrillation	Phase III	2006
Idraparinux sodium	Thromboembolic events	Phase III	2006
SR 121463	SIADH (inappropriate secretion of anti-diuretic hormone syndrome), chronic heart failure, cirrohtic ascites	Phase IIb

Central Nervous System
Xaliproden	Alzheimer’s disease	Phase IIb/III	2006/2007
Rimonabant	Smoking cessation	Phase III	end of 2004/2005
Stilnox® MR	Insomnia	Phase IIIb	2004
Osanetant	Schizophrenia	Phase IIb	2006/2007
Saredutant	Depression/anxiety	Phase IIb	2006/2007
SR 58611	Depression	Phase IIb	2006/2007
SL 65.1498	Anxiety; muscular contractions	Phase IIb	2006/2007

Internal Medicine
Fumagillin	Intestinal microsporidiosis	Phase III	2004 (Europe)
Rimonabant	Obesity	Phase III	end of 2004-2005
Xatral® (alfuzosin)	Acute urinary retention	Phase IIIb
Saredutant	Irritable bowel syndrome	Phase IIb

Oncology
Eloxatin®	Ovarian cancer (adjuvant)	Phase IIIb
Tirapazamine	Non small cell lung cancer	Phase III	2003/2004 (Europe / U.S.)
SR 31747	Prostate/breast cancer	Phase IIb	2006/2007

Cardiovascular/Thrombosis

We currently have two principal products in phase IIIb, phase III or phase IIb clinical trials in the field of Cardiovascular/Thrombosis.

•

Idraparinux sodium (thromboembolic events; Phase III). Idraparinux sodium, like Arixtra®, belongs to the synthetic oligosaccharide family and is an injectable synthetic pentasaccharide, selectively inhibiting coagulation factor Xa. Idraparinux sodium has a demonstrated potency and long duration of action that permit a therapeutic regimen consisting of only one injection per week in humans. The results of the PERSIST phase IIb study, published in September 2002, compared idraparinux sodium with anti-vitamin K in the treatment of venous thrombosis and permitted selection of the 2.5mg dose and the initiation of two Phase III trials, VAN GOGH and AMADEUS, both of which will start in early 2003 and are expected to enroll over 10,000 patients. The VAN GOGH program will study idraparinux sodium in the treatment and secondary prevention of venous thromboembolic events in patients suffering from deep-vein thrombosis or pulmonary embolism. The AMADEUS program will study idraparinux sodium in the prevention of thromboembolic events associated with atrial fibrillation.

•	Dronedarone (atrial fibrillation; phase III). The current reference anti-arrhythmic is still amiodarone, which we have marketed since the late 1960s under the brand name Cordarone®. With dronedarone, a potential successor to Cordarone®, our goal is to develop a new treatment that is at least as effective as amiodarone, but with improved tolerability. The first indication being developed for dronedarone is the prevention of recurrence of atrial fibrillation, the most common cardiac rhythm disorder. The usual treatment for acute atrial fibrillation is an external electric shock to the heart, which is then generally followed by a medicinal anti-arrhythmic agent to avoid recurrences, which are extremely common. In 2002, we initiated two Phase III programs to study both the efficacy and tolerability of dronedarone. The EURIDIS (Europe) and ADONIS (North and South America, Australia and South Africa) phase III trials are studying the efficacy of dronedarone in the prevention of recurrences in patients who have already experienced atrial fibrillation. Enrollment in these trials, together totaling 1,245 patients, was completed in August 2002. The other phase III trial we began during 2002, ANDROMEDA, was studying the tolerability of dronedarone in high-risk patients suffering from heart failure and impaired ventricular function. We stopped the ANDROMEDA trial in January 2003 after enrolling 627 patients instead of the planned 1,000 when an interim tolerability analysis indicated a higher potential risk of death in the group treated with dronedarone. We plan to develop a new protocol for the tolerability study after we complete a detailed analysis of all data gathered.

Central Nervous System

We currently have four principal products in phase III or phase IIb clinical trials in the field of Central Nervous System.

•	Xaliproden (Alzheimer’s disease; phase II completed). Xaliproden is a non-peptide compound that activates the synthesis of endogenous neurotrophins. It is orally active as a single daily dose. Because xaliproden has both neurotrophic and neuroprotective properties, we believe it could be the first treatment capable of slowing the progression of Alzheimer’s disease, compared to current treatments for Alzheimer’s disease, which are purely symptomatic. So far, xaliproden’s efficacy as a curative or preventive treatment has been demonstrated in vitro and in vivo in numerous models of central or peripheral neurodegeneration. We completed phase II studies in 2002, which confirmed the tolerability of xaliproden in elderly subjects with Alzheimer’s disease. We currently plan to initiate an international Phase III development program in 2003.

Previously, we had also been developing xaliproden for use in the treatment of amylotrophic lateral sclerosis (Lou Gehrig’s disease), and had submitted an application for marketing authorization in June 2001 in Europe, where xaliproden has been qualified as an orphan drug for the treatment of this serious disorder. This application for authorization was based on the results of two phase III studies that were completed in 2000. Although the phase III trials demonstrated beneficial effects of xaliproden on respiratory function and the factors contributing to disease progression, the interpretation of the positive effect on respiratory function was complicated by the extent of the survival benefit, which was smaller than the studies were designed to detect. These results were not considered sufficiently robust to meet regulatory requirements for market approval and subsequently, we withdrew our application in 2002.

We will continue to provide xaliproden to patients suffering from amylotrophic lateral sclerosis who are currently being treated in Europe and elsewhere in the world in the context of ongoing long-term studies as described in the study protocol and in conformity with the various national regulatory procedures.

•	Osanetant (schizophrenia; phase II). We designed an original study protocol, METATRIAL, to evaluate the therapeutic activity of four compounds possessing novel mechanisms of action in patients with schizophrenia. Osanetant, an NK3 receptor antagonist, showed an activity and a profile close to those of haloperidol, the reference treatment, combined with very good tolerability. Based on these results, the phase II clinical investigation continued in 2002. Osanetant was also being developed for depression. However, the phase IIb trial evaluating the potential of osanetant in severe depression proved non-conclusive.

•	SR58611 (depression; phase IIb/III). SR58611 is a beta3 adrenergic receptor antagonist. These substances stimulate neuronal activity in a specific region of the prefrontal cortex and could give rise to a new class of anti-depressants. In a phase IIa trial in patients suffering from severe, recurrent depression, SR58611 was observed to be superior to fluoxetine, a reference treatment, and was well-tolerated. The results of a phase IIb study comparing SR58611 to paroxetine, a reference treatment, demonstrated an efficacy and tolerability profile that were sufficiently encouraging to warrant further studies. We currently plan to begin two phase III trials in 2003.

•	Rimonabant (smoking cessation; phase III). Rimonabant is a CB1 endocannabinoid receptor antagonist that we are studying as an aid both to quit smoking and for the long-term maintenance of abstinence from smoking. The results of a 10-week phase IIa trial completed in 2002 showed that rimonabant resulted in smoking cessation rates superior to those achieved with placebo. The trial also showed the patients receiving rimonabant lost an appreciable amount of weight in contrast to placebo-treated patients ceasing to smoke, who gained weight. Based on these results, and in agreement with the FDA, we began a large-scale phase III program, to include over 6,000 patients, in the United States and Europe in 2002. We are also studying the use of rimonabant for the treatment of obesity, see “— Internal Medicine” below.

Internal Medicine

We currently have two principal products in phase III or phase IIb trials in the field of Internal Medicine.

•	Rimonabant (obesity; phase III). Rimonabant is currently the only selective CB1 endocannabinoid receptor antagonist in clinical trials in humans for use in the treatment of obesity. Rimonabant appears to intervene at the center of central appetite, regulating systems by counteracting endogenous cannabinoids (endocannabinoids), such as anandamide. The important aspect of this mode of action is that it induces both a quantitative regulation of calorie consumption and a quantitative regulation of nutrition by diminishing the appetite for fatty foods, or foods with excessive sugar content. Studies to date so far have demonstrated that weight reduction is significant with rimonabant and that it has a good tolerability profile. We began phase III studies in August 2001, which have enrolled over 6,000 patients. These phase III studies include two large two-year studies, one in the United States and one in Europe, for which patient enrollment has been completed (4,200 patients total), to assess rimonabant in the reduction of weight and in the prevention of weight regain. The phase III studies also include two additional studies, each including close to 1,000 patients, which are designed to demonstrate the efficacy of rimonabant in obese patients suffering from diabetes or dyslipidemia, disorders aggravating the cardiovascular risk factors associated with obesity. We are also evaluating rimonabant as an aid to cease smoking, see “ — Central Nervous System” above.

•	Fumagillin (intestinal microspiridial infection; phase III). Fumagillin is currently in development for the treatment of intestinal diarrhea of parasitic origin (microsporidia). This kind of diarrhea is severe and can be life-threatening in patients whose immune systems have been weakened. In February 2002, fumagillin was included on the European Union’s list of orphan drugs.

Oncology

We currently have one principal product in phase III trials in the field of Oncology.

•	Tirapazamine (non-small-cell lung cancer; phase III). Tirapazamine is an anti-cancer agent that is not directly cytolytic, but promotes the destruction of resistant hypoxic cells. This innovative mechanism of action is likely to diminish the rate of relapse. We expect to complete phase III trials on tirapazamine in combination with cisplatin and vinorelbine in non-small-cell lung cancer at the end of 2003. Clinical studies in other indications, such as ear, nose and throat cancers (particularly pharyngolaryngeal cancers) are ongoing.

Production and Raw Materials

Generally, we develop and manufacture the active ingredients that we use in our products. We have a general policy of producing the active ingredients for our principal products at our own plants rather than outsourcing production. Even though we must outsource certain production elements, we are committed to this general principle, which reduces our dependency on key suppliers.

In February 2001, we sold two manufacturing facilities to Dynamit Nobel, and we outsource to those facilities the production of the active ingredients used in Stilnox®, Kerlone®, Xatral®, Solian® and Tildiem®. Our outsourcing agreement requires us to purchase these ingredients from those facilities through 2004, at which point we may manufacture these ingredients ourselves or negotiate a new outsourcing agreement. Either we or Dynamit Nobel may terminate the outsourcing agreement in the event of a material breach that is not cured for any one of the active ingredients. Additionally, we may terminate the agreement for any one of the active ingredients if they continuously fail to meet specifications or are used in a product that is withdrawn from the market.

Among our other key products, we also depend on third parties in connection with the manufacture of Eloxatin®. Under the terms of our license agreement, we purchase the active ingredient from Debiopharm, and the production of the finished product is outsourced to two manufacturers.

Our principal manufacturing processes consist of three stages: the manufacture of active ingredients, the incorporation of those ingredients into products designed for use by the consumer and packaging. Each stage of the manufacturing process is carried out under carefully controlled conditions and is regulated by applicable legislation including, for facilities that produce products marketed in the United States, the U.S. Food and Drug Administration, or FDA. Wherever possible, we seek to have at least three plants approved for the production of key active ingredients and finished products. All of our major facilities are good manufacturing practice, or GMP, compliant in accordance with international guidelines.

We purchase a variety of raw materials for use in our manufacturing processes. When possible, we have a policy of maintaining multiple sources of supply for materials. In a few cases raw materials may be in short-supply. For example, there are limited supplies of a raw material used in the manufacture of Fraxiparine®. Nonetheless, we have not experienced any difficulty in obtaining a sufficient supply of raw materials in recent years and believe that we will be able to obtain supplies in sufficient quantities in the future. We are not exposed to any material risk related to the volatility of the prices of raw materials that we outsource.

Our main production facilities are located in France, Hungary, the United Kingdom and Spain, with additional facilities located in many other countries around the world including in Italy, Northern Africa, Eastern Europe, Asia and Latin America.

Marketing and Distribution

Overview

We have our largest presence in Europe, which accounted for €4,297 million, or 57.7% of 2002 consolidated net sales. In Europe, France is our largest single country in terms of sales and accounted for 21.3% of our 2002 consolidated net sales. Other European countries accounted for 36.4% of our 2002 consolidated net sales, with Germany, Italy, the United Kingdom and Spain representing the largest European markets other than France. Our next largest market is the United States, which accounted for €1,689 million, or 22.7% of 2002 consolidated sales.

The following table breaks down our consolidated net sales by geographic market for 2001 and 2002.

	Year Ended December 31,
	2001	2002
	(€ in millions)
Europe
France(1)	1,487	1,584
Germany	596	634
Italy	433	444
Other	1,361	1,635

Total Europe	3,877	4,297

United States	1,098	1,689
Other countries	1,513	1,462

Total net sales	6,488	7,448

(1)	Includes French overseas territories (Guadeloupe, Martinique, Réunion and French Guyana).

Our principal marketing activities have historically focused on Europe and have been conducted through our own subsidiaries. In the United States and Japan, which together with Europe make up the most significant part of the world pharmaceutical market, we have historically marketed most of our products through partnerships with other pharmaceutical companies. We have increased our presence in the U.S. market, by acquiring the remainder of the Lorex joint venture, which marketed Stilnox® (under the name Ambien®) and Kerlone® in the United States, from Pharmacia in April 2002, and by increasing our involvement in the promotional activities and profits of the alliance with Bristol-Myers Squibb that markets Aprovel® (under the name Avapro®) in the United States from October 2001. These alliances are described below under “ — Alliances” and Item 5 “Operating and Financial Review and Prospects — Overview — Financial Presentation of Alliances.” Our proprietary U.S. sales force, which numbered 2,259 as at December 31, 2002 has more than doubled over the last three years.

We manage the marketing process by integrating the marketing approach developed by our central strategic marketing group at our headquarters in Paris with that of our group companies in their local markets, enabling the central marketing strategy to be tailored to individual market needs. A major focus of our marketing strategy is to launch new products in the appropriate key world markets as rapidly as possible, subject to the constraints imposed by the extensive process of obtaining regulatory approvals. The launch of a major product is supported by participation in scientific conferences and exhibitions and by informing the medical community of the qualities, applications and limitations of the product. This process involves the presentation of information generated by clinical trials in a form tailored to each market.

Direct Sales Force and Representative Offices

We market and promote our products primarily through our own sales force and also have representative offices in certain countries. The following table sets forth certain information about the geographical distribution of our sales force.

Sales Force by Region

	At December 31, 2002
	Sales Force	% of Total
Europe	5,071	46.0%
United States	2,259	20.5%
Other Countries	3,685	33.5%

Total	11,015	100.0%

Alliances

We have two major alliances through which three of our six strategic products are marketed. The first, with Bristol-Myers Squibb, or BMS, governs the marketing of Aprovel® and Plavix®. The second, with Organon, a subsidiary of Akzo Nobel, governs the marketing of Arixtra®. In addition, until recently, Stilnox® was the subject of a major alliance. The alliance structures have had a significant impact on the effect that sales of these products have had on our financial condition and results of operations. The financial impact of these structures on our results of operations is described in detail under Item 5 “Operating and Financial Review and Prospects — Overview — Financial Presentation of Alliances.”

BMS

We market Aprovel® and Plavix® through a series of alliances with Bristol-Myers Squibb, or BMS. The alliance agreements include marketing and financial arrangements that vary depending on the country in which the products are marketed.

There	are three principal marketing arrangements that are used in the BMS alliance:

•	Co-marketing. Under a co-marketing system, each company markets the products independently under its own brand names.

•	Exclusive Marketing. Under the exclusive marketing system, one company has the exclusive right to market the products.

•	Co-promotion. Under a co-promotion system, the products are marketed through the alliance arrangements (either by contractual arrangements or by separate entities) under a single brand name.

Under the alliance arrangements, there are two territories, one under our operational management and the other under the operational management of BMS. The territory under our operational management consists of Europe and most of Africa and Asia, while the territory under the operational management of BMS consists of the rest of the world excluding Japan. In Japan, Aprovel® is under development through agreements between BMS and the Japanese pharmaceutical company Shionogi Pharmaceuticals, and Plavix® is under development through an alliance between our company and Daiichi Pharmaceuticals Co., Ltd.

•	Territory under our operational management. In the territory under our operational management, the marketing arrangements are as follows:

•	We use the co-promotion system for most of the countries of Western Europe for Aprovel® and Plavix® and for certain Asian countries for Plavix®.

•	We use the co-marketing system in Germany, Italy, Spain and Greece for both Aprovel® and Plavix®.

•	We have the exclusive right to market Aprovel® and Plavix® in Eastern Europe, Africa and the Middle East, and we have the exclusive right to market Aprovel® in Asia (excluding Japan).

•	Territory under BMS operational management. In the territory under BMS operational management, the marketing arrangements are as follows:

•	We use the co-promotion system in the United States and Canada, where the products are sold through the alliances under the operational management of BMS.

•	We use the co-marketing system in Brazil, Mexico, Argentina, Colombia and Australia for Plavix® and Aprovel®.

•	We have the exclusive right to market the products in certain other countries of Latin America.

In countries where the products are marketed by BMS on an exclusive or co-marketing basis, or through alliances under the operational management of BMS, we often sell the active ingredients for the products to BMS or such entities.

Organon

We have an alliance with Organon, a subsidiary of Akzo Nobel, covering the worldwide marketing of Arixtra®. Similar to our other alliances, the marketing and financial arrangements vary depending on the country in which Arixtra® is sold. We launched Arixtra® in the United States in February 2002 and we have been gradually launching the product in Europe beginning in the second and third quarters of 2002, with additional launches planned in 2003.

•	North America. In the United States, Mexico and Canada, Arixtra® is sold by entities that we jointly control with Organon.

•	Europe and Other Countries (excluding Japan). We have the exclusive right to market and sell Arixtra®.

Japan

In Japan, we market our products primarily through alliances or by licensing our products to others. Our most important alliances and licensing agreements in Japan are with Fujisawa for Stilnox® (launched in December 2000 under the brand name Myslee®), Dogmatil®, Tiapridal® and Primperan®; Daiichi for Ticlid®; Mitsubishi for Kerlone®; Taisho for Cordarone® and Yamanouchi for Corotrope®.

Other Countries

In order to strengthen our presence worldwide, we have entered into other types of marketing agreements, including alliances in Slovenia, China and Vietnam.

Patents, Intellectual Property and Other Rights

Trademarks

Our products are sold around the world under brand-name trademarks that we consider in the aggregate to be of material importance. It is our policy to register our trademarks worldwide, and to monitor the trademarks in our portfolio and defend them worldwide.

The degree of trademark protection varies country by country, as each state implements its own laws applicable to trademarks used in its territory. In some countries, trademark protection is primarily based on use, whereas in other countries, trademark rights may only be obtained by registration. Registrations are generally granted for a fixed term (typically ten years) and are renewable indefinitely, but in some instances may be subject to the continued use of the trademark. When trademark protection is based on use, it covers the products and services for which the trademark is used. When trademark protection is based on registration, it covers only the products and services designated in the registration. We usually register our trademarks so as to cover pharmaceutical products in class 5, although we sometimes are required, subject to local trademark law requirements, to further specify the type of product protected by the trademark. Additionally, in certain cases, we may enter into a coexistence agreement with a third party that owns potentially conflicting rights in order to better protect and defend our trademarks.

Patents

We currently own over 9,000 patents and patent applications worldwide, and we license-in approximately 30 patents. These patents cover:

•	active ingredients,

•	pharmaceutical formulations,

•	product manufacturing processes,

•	intermediate chemical compounds used in manufacturing, or

•	therapeutic indications.

Patent protection for individual products typically extends for 20 years from the filing date in countries where we seek patent protection. This protection may be further extended in some countries, in particular in Europe, the United States and Japan. The protection afforded, which may also vary from country to country, depends upon the type of patent and its scope of coverage. In most industrial countries, patent protection exists for new active substances and formulations, as well as for new indications and production processes. We monitor our competitors and vigorously challenge patent and trademark infringements.

The expiration of a product patent may result in significant competition from generic products against the covered product and, particularly in the U.S., can result in a dramatic reduction in sales of the pioneering product. In some cases, it is possible to continue to obtain commercial benefits from product manufacturing trade secrets, patents on processes and intermediates for the economical manufacture of the active ingredients, patents for special formulations of the product or delivery mechanisms, and conversion of the active ingredient to OTC products. In some countries, including Europe and the United States, many of our products may also benefit from a 5- to 10-year market exclusivity period. This exclusivity period operates independently of patent protection and may protect the product from generic competition even if the basic patent for the product has expired.

Among our 15 leading products, Aspégic, Cordarone®, Dogmatil® and Solian® no longer enjoy any kind of patent protection in major markets. For certain of our other leading products, including Fraxiparine®, Tildiem®, Ticlid® and Depakine®, we only have patent protection on a particular formulation of the drug or on a manufacturing process in certain countries as the main patent has expired. For Plavix® there are five U.S. patents, three expiring in 2003, 2011 and 2014, respectively, and two expiring in 2019, and three European patents, expiring in 2003, 2013 and 2019, respectively. Aprovel® is protected in the United States until 2011 and in Europe until 2012. Stilnox® began to lose some of its patent protection in 2002, as its main patents will expire in different countries beginning in 2002 through 2006. However, Stilnox® is patent protected in both the United States and Japan until 2006. Arixtra® has market exclusivity in the United States until 2006, and in Europe it will have data protection until 2012. Among our strategic products, Eloxatin® is marketed under a licensing agreement, as we do not own the Eloxatin® patents but in-license them from a third party for marketing. Those patents expire in 2013.

The most recent of our major pharmaceutical products to go off patent in major markets was Corotrope®, whose main patents expired in the United States in May 2002 (where it is sold under the brand name Primacor®).

One of the main limitations on our operations in some countries outside the U.S. and Europe is the lack of effective intellectual property protection of our products. Under international agreements in recent years, global protection of intellectual property rights is improving. The TRIPS Agreement (Trade-Related Aspects of Intellectual Property Rights), which forms part of the General Agreement on Tariffs and Trade, requires developing countries to amend their intellectual property laws to provide patent protection for pharmaceutical products by the end of a 10-year transition period that expires on January 1, 2005, and a number of countries have already enacted such amendments. Although the situation has gradually improved, the lack of protection for intellectual property rights poses difficulties in certain countries.

In the United States, two pharmaceutical companies have filed Abbreviated New Drug Applications, or ANDAs, challenging our patents related to Plavix®. See Item 8 “Financial Information — Legal Proceedings.” An ANDA is an application by a generic manufacturer for an abbreviated approval of a generic product. See “— Regulation” below. We believe that our patent rights are valid and will vigorously defend them. Other than as described herein, we are not currently involved in any material patent or trademark litigation nor, to our knowledge, is any such litigation threatened.

Competition

The pharmaceutical industry in which we operate is highly competitive. Over the last few years, the pharmaceutical industry has experienced increased vertical and horizontal consolidation. In addition to the consolidation, significant changes in marketing conditions are occurring in the European, U.S. and Japanese pharmaceutical markets, including decreased pricing flexibility, increased cost control measures, and the impact of managed care, especially with respect to product selections and pricing concessions. As a result of these factors, the breadth of products that we offer and our distribution capabilities have become increasingly important.

The pharmaceutical market is generally defined by three types of competition:

•	competition among pharmaceutical companies to develop new patented products for a specific therapeutic indication;

•	competition among patented pharmaceutical products for a specific therapeutic indication; and

•	competition among original products with generic bioequivalent products following the loss of patent protection.

We compete with other pharmaceutical companies to develop new and innovative pharmaceutical products. We may develop new technologies and new patented products entirely internally, or we may enter into collaborative research and development arrangements to have access to additional new technologies. When we compete for new technologies through outside research and development collaborative arrangements, we compete directly with large pharmaceutical companies. Some of these companies have substantially greater resources than our company, and may be able to offer more attractive milestone payment or other terms. Additionally, as many of these companies have a larger U.S. sales force and consequently a larger presence in the U.S. market, the largest market for pharmaceuticals, they may be more attractive partners for the smaller pharmaceutical companies that are typically compensated with royalty payments of sales of products developed.

Once a patented product is on the market, it competes directly with other products that have been developed for the same therapeutic indication. For example, Plavix®, Aprovel®, Stilnox®, Eloxatin®, Xatral® and Arixtra®, among others, may face competition from existing products or other products that have recently appeared on the market or are in later-stage development by other companies. Plavix®, for example, has always faced competition from acetylsalicylic acid, and a combination of acetylsalicylic acid and dipyridamole (Asasantin®/Aggrenox®) (Boehringer-Ingelheim GmbH). Aprovel® competes directly with Cozaar® (Merck & Co., Inc.) and Diovan®

(Novartis AG), Stilnox® competes directly with Sonata® (Wyeth), Eloxatin® competes directly with Campto®/Camptosar® (Aventis/Pfizer), Xatral® competes with Flomax® (Abbott Laboratories/ Boehringer-Ingelheim GmbH), Proscar® (Merck & Co., Inc.) and Hytrin® (Abbott Laboratories) and Arixtra® competes directly with low molecular weight heparins, notably Lovenox® (Aventis).

Finally, when a pharmaceutical product loses patent protection, it typically faces competition from generic products, which generally are priced much lower than the original product. We thus compete directly on price with generic product manufacturers for sales once one of our products loses patent protection. For example, since Corotrope®’s U.S. patent protection expired in May 2002, it has faced direct competition from generics. As expected, this competition has led to a significant drop in sales in the United States of Corotrope® (where it is sold under the brand name Primacor®).

Pricing

In addition to the normal competitive forces that affect the level of prices, a further constraint exists in the form of price controls in most countries where we sell our products. These controls arise either by law or because the government or other healthcare providers in a particular jurisdiction are the principal purchasers of the product or reimburse purchasers for the cost of the product. Price control mechanisms operate differently from jurisdiction to jurisdiction and can result in large price differentials between markets, which may be aggravated by currency fluctuations (apart from countries of the European Monetary Union, which have had the same currency since January 1, 2002). These price differentials can also be exploited by traders (parallel importers) who purchase branded products in lower-priced markets for resale in higher-priced markets.

In recent years, cost-control efforts by public authorities have led to a tightening of reimbursement policies in most of the countries in which we operate, particularly in Western Europe, where state controlled healthcare programs (with reimbursement of a percentage of health expenses by the state) are common. Direct cost control measures can take a variety of forms, including mandatory price reductions (or failure to approve price increases), increases in the percentages to be paid by patients (the “co-pay”), exclusion of certain products from lists of reimbursable products, benchmarking of reimbursement prices based on the lowest priced therapy available in a category, cost-benefit analysis of prescription pharmaceuticals, encouragement of the growth of generic drug markets and consideration of the price paid in other countries for the same product. For example, in Italy, many cost-containment measures were introduced in September 2001, and in April 2002, a 5% reduction in the price of all medicines was introduced. In Germany, retail pharmacists were authorized to substitute up to 5.5% of their sales with products imported from countries with lower prices during 2002.

In Europe, in certain countries, governments also influence the price of pharmaceutical products indirectly through control of national healthcare systems that fund a significant portion of the cost of such products. In France, for example, a government authority sets the price level for reimbursable medications taking into account the scientific value of the product, as well as the individual agreements signed between the governmental authority and the pharmaceutical companies. Every five years (to be reduced to three years in the near future for all products), the reimbursement and price of new products on the list are reviewed. The price of a product depends on the benefits it provides in rendering medical treatment (including innovations) as well as an economic analysis when compared to existing treatments. In 2002, a new French law provided for the introduction of a system of reference prices for medicines likely to be subject to generic competition and provides for the progressive end to reimbursement of products that have insufficient “medical benefit” (service medical rendu). As a first step, in April 2003 a list including more than 600 products judged to have a weak or moderate medical benefit was officially issued. Although none of our top fifteen products was included on this list, certain of our non-core products that we sell in France were named, and thus their reimbursement rate will be reduced from 65% to 35%.

In Japan, the National Health Ministry bi-annually reviews the prices of certain pharmaceutical products (which review in the past has resulted in regular price reductions). In the United States, there are currently no price controls over private sector pharmaceutical purchases; however, federal and state legislation requires drug manufacturers to pay rebates on certain drugs to state Medicaid agencies based on each state’s reimbursement of pharmaceutical products under the Medicaid program. We also must give discounts or rebates in the United States on purchases or reimbursements of pharmaceutical products by certain other federal and state agencies and programs. Further healthcare reforms continue to be considered in both the United States and other jurisdictions and depending on their form, if adopted, could have a material effect on our operations in the future. In the absence of new government regulation, managed care has become a potent force in the market place that increases downward pressure on prices of pharmaceutical products.

Regulation

The international pharmaceutical industry is highly regulated. National and supranational regulatory authorities administer numerous laws and regulations covering the testing, approval, manufacturing, importation, exportation, labeling and marketing of drugs, and also review the quality, safety and efficacy of pharmaceutical products. Of particular importance is the requirement to obtain and maintain regulatory approval for a pharmaceutical product from a country’s national regulatory authority before such product may be marketed in that country. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development.

The submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product has been approved in another country. Regulatory authorities also have administrative powers that include product recalls, seizure of products and other sanctions.

Europe, the United States and Japan all have very high standards for technical appraisal. The time taken to obtain approval varies by country, but generally takes from six months to, in some cases, several years from the date of application, depending on the quality of data produced, the degree of control exercised by the regulatory authority, the efficiency of its review procedures and the nature of the product. In recent years, intensive efforts have been made among the United States, the European Union, or EU, and Japan to harmonize registration requirements. Many pharmaceutical companies are now able to prepare a common technical document, or CTD, that can be used in each jurisdiction for a particular product. However, the requirement in many countries (including Japan and several member-states of the EU) to negotiate selling prices or reimbursement levels with government regulators can substantially extend the time to market after initial approval is granted.

In the EU, there are two main procedures for application for marketing authorization, namely the Centralized Procedure and the Mutual Recognition Procedure. In the Centralized Procedure, applications are made to the European Agency for the Evaluation of Medicinal Products for an authorization that is valid across all EU member-states. The Centralized Procedure is mandatory for all biotechnology products and optional for other new chemical compounds or innovative medicinal products. In the Mutual Recognition Procedure, a first authorization is granted by a single EU member-state. Subsequently, mutual recognition of this first authorization is sought from the remaining EU member-states. National authorizations are only possible for products intended for commercialization in a single EU member-state only, or for line extensions to existing national product licenses.

In the United States, applications for drug registration are submitted to and reviewed by the U.S. Food and Drug Administration, or FDA. The FDA has broad regulatory powers over all pharmaceutical products that are intended to be, and which are, commercialized in the United States. To commercialize a product in the U.S., a new drug application (“NDA”) is filed with the FDA with data that sufficiently demonstrate the drug’s quality, safety and efficacy. A supplemental new drug application (“sNDA”) must be filed for the approval of a new indication of a previously registered drug.

Generic drug manufacturers may file an abbreviated new drug application (“ANDA”). These applications are “abbreviated” because generic manufacturers need only demonstrate that their product is bioequivalent (i.e., that it performs in the same manner as the innovator’s drug). Consequently, the length of time for development of such product can be considerably shorter than for the innovator’s drug.

Once marketing authorization is granted, the new pharmaceutical (or new indication) may be prescribed by physicians. Thereafter, the drug owner must submit periodic reports to regulatory authorities, including any cases of adverse reactions. For some medications, regulatory authorities may require additional studies (Phase IV) to evaluate long-term effects or to gather information on the use of the product under special conditions. In addition, manufacturing facilities must also be approved by regulatory authorities, and are subject to periodic inspections. In addition to local regulatory approvals, a non-U.S. manufacturing facility that exports products for sale in the United States must be approved by the FDA, and is also subject to periodic FDA inspection.

In addition to the regulatory approval of our products, all of our manufacturing facilities must be Good Manufacturing Practice (or GMP) compliant. GMP is a term that is used internationally to describe a set of principles and procedures that, when followed by manufacturers of therapeutic goods, helps ensure that the products manufactured will have the required quality for human use. A basic tenet of GMP is that quality cannot be tested in a batch of product but must be built into all stages of the manufacturing process. These quality system regulations include requirements related to the methods used in, and the facilities and controls used for, designing, manufacturing, packaging, labeling and storing pharmaceutical products, including guidelines relating to the installing and servicing of the equipment used in their manufacture. Compliance with specified GMP requirements is used by most countries as the basis for licensing manufacturers of pharmaceutical products.

Health, Safety and Environment

Our manufacturing and research operations are subject to increasingly stringent health, safety and environmental laws and regulations. Such laws and regulations are complex and rapidly changing. We have made, and intend to continue to make, necessary expenditures for compliance with them. Our expenditures related to health, safety and environmental compliance vary from year to year. In 2002, we invested approximately €23 million in health, safety and environmental compliance, compared to €11 million in 2001. The increase in our health, safety and environmental spending is principally due to the implementation of various new initiatives at our sites, whereas in 2001 we were primarily in the final phases of projects initiated in the previous years. While we cannot predict with certainty the future costs for compliance, we believe that our designated provisions are adequate based on currently available information. However, given the inherent uncertainties in projecting environmental liabilities we cannot guarantee that additional costs will not be incurred beyond the amounts accrued.

The environmental laws and regulations that we are subject to may require us to remove or mitigate the effects of the disposal or release of chemical substances at our various sites. Under some of these laws and regulations, a current or previous owner or operator of a property may be held liable for the costs of removal or remediation of hazardous substances on, under or in its property, or transported from its property to third party sites, without regard to whether the owner or operator knew of, or caused the presence of, the contaminants. The current or previous owner may also be liable regardless of whether the practices that resulted in the contamination were legal at the time they occurred.

Because certain of our manufacturing sites have an extended history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on us in the future. As is typical for companies involved in the pharmaceutical industry, soil and groundwater contamination has occurred in the past at some of our sites, and might occur or be discovered at other sites. Two of our French sites are currently included on a list of potentially contaminated land and sites on a database known as the BASOL, which is maintained by the Directions Régionales de l’Industrie, de la Recherche et de l’Environnement (or DRIRE), the French equivalent of the EPA. In connection with an audit conducted in 1999 and 2000 at the request of the DRIRE, an assessment of the groundwater contamination was conducted at our Sisteron site, and we are now in the process of rehabilitating the site in cooperation with the DRIRE. We also have been identified as having potential liability for investigation and cleanup at several other sites, and we have established reserves for the currently-known sites and for contractual guarantees for environmental liabilities for sites that we have sold. These reserves are in amounts that are not material to our results of operations.

We believe that we are not currently subject to liabilities for non-compliance with applicable environmental, health and safety laws and regulations that would materially and adversely affect our business, financial condition or results of operations. We also believe that we are in substantial compliance with environmental, health and safety laws and regulations and that we have obtained all material environmental permits required for the operation of our facilities. We are committed to providing safe and environmentally sound work places that will not adversely affect the health or environment of our employees or the communities in which we operate.

We have implemented a health, safety and environment policy that promotes the health and well-being of our employees and respect for our environment. We consider this policy to be an integral element of our commitment to social responsibility. The key points of this policy are summarized below.

Health. From the development of compounds to the launch of new drugs, our research scientists continuously assess the effect of our products on human health. We make this expertise available to our employees through two committees responsible for chemical and biological risk assessment. Our COVALIS committee classifies all chemical and pharmaceutical products handled within the group and sets workplace exposure limits for each of them. To date, 659 active pharmaceutical ingredients and 435 synthesis intermediates have been assessed. Our TRIBIO Committee classifies all biological agents according to their degree of pathogenicity and establishes guidelines for their containment and the preventive measures to be respected throughout our operations.

Safety. We have a rigorous policy in place to identify and evaluate risks and to develop preventive measures and methods for checking their efficacy. Additionally, we invest in training schemes that are designed to ensure that a concern for safety is built into all professional activities. We implement these policies worldwide to ensure the safety to our employees and protect their health. Each project, be it research, development or manufacturing, is subject to evaluation procedures incorporating the chemical substance and processes data from the COVALIS and TRIBIO committees discussed above. Our preventive measures are designed primarily to reduce the number and seriousness of industrial accidents involving our permanent and temporary employees or employees of outside contractors. We believe that these efforts have been a success as we have seen a significant improvement in our safety results since the merger.

Our Sisteron site, discussed above, has been identified on a list of sites that are subject to increased levels of safety inspections due to the safety concerns associated with the nature of its manufacturing processes (which include the use of toxic and inflammable substances).

Environment. Our environmental policy’s core objectives are to implement clean manufacturing processes, minimize the use of natural resources and reduce the environmental impact of our business. In order to optimize and improve our environmental performances, we are working towards obtaining ISO 14001 certification. Two sites were certified in 2002, and three additional sites were certified in 2003. This objective is an integral part of the strategy of continuous improvement practiced in all of our establishments through the annual implementation of health, safety and environment progress plans, known as PASS. We believe that this strategy clearly expresses the commitment of both management and individuals to health, safety and environment.

Our recent environmental protection efforts have targeted reduction in water consumption, improvement in performance of water treatment installations, reduction in air emissions of power-generating units and in the release of volatile organic compounds, and reduction or improved recycled ratios in waste materials. Even with our increased production volume, we have achieved considerable improvements in each of these areas.

Insurance

We have set up two worldwide insurance programs with reputable internationally recognized firms. These programs are designed to cover general and product liability, property damage and business interruption, plus damage to goods in transit. In addition to these general programs, we have also taken out other insurance policies for specifically identified risks or to take into account local requirements.

Although we were able to maintain our liability coverage at sufficient levels in 2002, there is a general trend in the insurance industry since 2002 of introducing new exclusions that are aimed at certain products, and of raising the level of deductibles. This market trend did not affect property cover and business interruption policies to the same degree, however these policies were subject to reductions and some significant exclusions related to the perceived terrorism threat and natural events. In order to address this market trend, we formed a Bermuda-based mutual insurance company in May 2003 with six other major makers of medicinal products.

C.    Organizational Structure

The table below sets forth our significant subsidiaries and affiliates as of the date of this annual report. For a complete list of our consolidated subsidiaries, see Note E to our consolidated financial statements, included under Item 18 “Financial Statements.”

Significant Subsidiary or Affiliate	Country	Ownership Interest
Sanofi-Synthélabo Inc.	United States	100%
Sanofi Winthrop Industrie	France	100%
Lorex Inc.	United States	100%

D.	Property, Plants and Equipment

Our principal executive offices are located in Paris, France. We operate our business through a number of offices, research facilities and production sites throughout the world.

We both own and lease our facilities. We have entered into leasing agreements with respect to real estate properties located in France, at Gentilly, Chilly Mazarin, and Bagneux. These real estate properties are composed of buildings constructed pursuant to the lease agreements, under which we pay periodic rent and have a purchase option exercisable at expiration. We are responsible for all repairs, taxes and other costs during the term of the leases. The leases are classified as debt in our consolidated balance sheet.

In 2002, we spent €423 million primarily to increase capacity at our various manufacturing sites for new products. We believe that our production plants and research facilities are well maintained and generally adequate to meet our needs for the foreseeable future.

Below is a summary of our principal manufacturing, distribution, research and development and administrative facilities. In addition to these principal sites, we have 94 additional facilities throughout the world that serve their local and regional markets.

Facility	Size (m2)	Principal Use
Manufacturing

Ambarès, France (near Bordeaux) Sanofi Winthrop Industrie 1, rue de la Vierge BP 599 33440 Ambarès, France	62,200	Pharmaceutical Manufacturing (primarily Plavix®, Aprovel®, Depakine® and Cordarone®)

Amilly, France (near Orléans) Sanofi-Winthrop Industrie 196, rue du Maréchal Juin Zone Industrielle – Amilly 45208 Montargis Cedex, France	25,800	Chemical and Pharmaceutical Manufacturing and storage (primarily Aspégic®)

Aramon, France (near Avignon) Sanofi Chimie Route d’Avignon 30390 Aramon, France	47,200	Chemical Manufacturing (primarily irbesartan, amiodarone and fondaparinux sodium)

Colomiers, France (near Toulouse) Sanofi Winthrop Industrie 1-3 Allée de la Neste BP 319 31773 Colomiers cedex, France	16,200	Pharmaceutical Manufacturing (primarily Depakine®)

Notre–Dame de Bondeville, France (near Rouen) Sanofi Winthrop Industrie 1, rue de l’Abbaye 76960 Notre–Dame de Bondeville, France	42,600	Chemical and Pharmaceutical Manufacturing (primarily Fraxiparine®, Depakine®, Eloxatin® (packaging), Arixtra® and fondaparinux sodium)

Quetigny, France (near Dijon) Sanofi Winthrop Industrie 6, boulevard de l’Europe 21800 Quetigny, France	27,400	Pharmaceutical Manufacturing (primarily Stilnox®, Tildiem®, Plavix® and Solian®)

Sisteron, France (near Marseille) 45, chemin de Meteline BP 15 04201 Sisteron Cedex, France	60,100	Chemical Manufacturing (primarily clopidogrel, ticlopidine and fondaparinux sodium)

Tours, France 30-36, avenue Gustave Eiffel 37100 Tours cedex, France	26,300	Pharmaceutical Manufacturing (primarily Stilnox®, Tildiem®, Aprovel® and Xatral®)

Alcobendas (near Madrid) Sanofi-Synthélabo SA Avda. de la Industria, 31 Poligono Industrial 28108 Alcobendas, Spain	12,100	Pharmaceutical Manufacturing (primarily Dogmatil®)

Facility	Size (m2)	Principal Use

Csanyikvolgy, Hungary Chinoin Pharmaceuticals Works Co. Ltd P.O.B. 5653510 Miskolc Csanyikvolgy Hungary	11,100	Pharmaceutical Manufacturing (primarily Fraxiparine® and Arixtra®)

Fawdon, England (near Newcastle) Sanofi Winthrop Ltd. Fawdon Manufacturing Centre Edgefield Avenue, Fawdon Newcastle Upon Tyne, NE3 3TT England	49,400	Pharmaceutical Manufacturing (primarily Plavix®, Aprovel®, Depakine® and Cordarone®)

Riells, Spain (near Barcelona) Sanofi-Synthélabo Carretera de la Batlloria a Hostarlich KM 1,4 17404 Riells y Viabrea (Girona), Spain	15,200	Pharmaceutical Manufacturing (primarily Ticlid® and Cordarone®)

Ujpest, Hungary (near Budapest) Chinoin Pharmaceutical and Chemical Works Co. Ltd. TO U 1-5 P.O.B. 110 1325 Budapest Hungary	122,300	Chemical and Pharmaceutical Manufacturing (primarily Ticlid®)

Verès, Hungary Chinoin Levai utca 5 Veresgyhaz H-2112 Hungary	13,300	Pharmaceutical Manufacturing

Research and Development

Alnwick, U.K. (near Newcastle) Willowburn Avenue Alnwick Northumberland, NE66 NQ England	12,600	Research

Bagneux, France (near Paris) Sanofi-Synthélabo Recherche 31, avenue Paul Vaillant Couturier 92200 Bagneux, France	21,700	Research

Chilly-Mazarin, France (near Paris) 1, avenue Pierre Brossolette 91385 Chilly-Mazarin cedex, France	61,800	Research, as well as distribution (primarily for the French consumer products market)

Facility	Size (m2)	Principal Use

Great Valley, PA, United States Sanofi-Synthélabo Research a division of Sanofi-Synthelabo Inc. 9, Great Valley Parkway Malvern, PA 19355 U.S.A.	25,000	Research

Porcheville, France (near Paris) 2-8, rue de Royen Zone Industrielle de Limay 78440 Porcheville, France	24,300	Research

Montpellier, France Sanofi-Synthélabo Recherche 371, rue du Professeur Joseph Blayac 34184 Montpellier cedex 04, France	50,200	Research

Strasbourg, France Sanofi-Synthélabo Recherche 18, rue d’Ankara 67080 Strasbourg, France	7,400	Research

Toulouse, France Sanofi-Synthélabo Recherche 195, route d’Espagne 31306 Toulouse, France	19,400	Research

Distribution

Amilly, France (near Orléans) Sanofi-Winthrop Industrie 196, rue du Maréchal Juin Zone Industrielle – Amilly 45208 Montargis Cedex, France	16,500	Distribution center for pharmaceutical products

St. Loubes, France (near Bordeaux) Sanofi Winthrop Industrie site No. 4 Z.I. La Lande 7, rue des Genets BP 53 33451 Saint Loubes cedex, France	14,600	Distribution center for pharmaceutical products

Office Space

Sanofi-Synthélabo 174, avenue de France, Paris, France	17,100	Headquarters

Sanofi-Synthélabo 74-82, avenue de Raspail Gentilly, France (near Paris)	29,300	Administrative offices and other operational activities

Sanofi-Synthélabo, Inc. 90 Park Avenue New York, NY U.S.A.	18,000	Administrative offices, U.S. headquarters

Item 5.    Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our financial statements and the notes thereto included in this annual report under Item 18. Our financial statements have been prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. Note F to our audited financial statements provides a description of the principal differences between French GAAP and U.S. GAAP as they relate to our company, and reconciles our shareholders’ equity and net income to U.S. GAAP as of and for each of the years ended December 31, 2000, 2001 and 2002. Unless otherwise indicated, the following discussion relates to our French GAAP financial information.

The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See Item 3 “Key Information — Forward-Looking Statements.”

Overview

Our company is in a period of substantial growth. Our net sales in 2002 were €7,448 million, representing an increase of 14.8% compared to 2001, or an increase of 12.8% excluding the impact of changes in the scope of consolidation and exchange rates. Our 2001 net sales were 8.8% higher than our 2000 net sales, or 15.2% higher excluding the impact of changes in the scope of consolidation and exchange rates.

Our growth has been driven principally by the following factors:

•	rapid growth of our three lead products, Plavix®, Aprovel® and Stilnox®, which together accounted for net sales of €1,320 million in 2000, €1,914 million in 2001 and €2,973 million in 2002; and

•	our increased presence in the United States, which accounted for 14.9% of our net sales in 2000, 16.9% in 2001 and 22.7% in 2002.

In addition, a portion of our net sales growth has been due to our increased interest in the entity that markets Stilnox® in the United States.

We have also improved our operating margins over the last three years. Operating profit represented 26.4% of net sales in 2000, 32.5% in 2001 and 35.1% in 2002. The principal reasons for our improved operating margins have been:

•	strong growth in our top 15 products;

•	the sale of non-core businesses that had comparatively lower operating margins than our core pharmaceuticals business; and

•	our increased financial interest in operating profits resulting from sales of Stilnox® and Aprovel® in the United States.

In 2002, our improved operating margin was achieved despite the adverse impact of a program by Bristol Myers Squibb, which has operational management of the entity that markets Plavix® and Aprovel® in the United States, to reduce wholesaler inventories beginning in March 2002.

Our operating margins have improved despite a significant increase in our research and development expenses. In 2002, we had research and development expenses of €1,218 million, which represented an 18.1% increase over €1,031 million in 2001, which itself represented a 9.1% increase over 2000. The 2002 figure represented 16.4% of our net sales.

Our activities generate significant operating cash flow, which has historically been sufficient to fund our investment needs and to allow us to pay dividends. At the end of 2002, we had a net cash position of €2,029 million. We do not anticipate needing cash resources other than those generated by our operations to fund our activities.

Sources of Revenues and Expenses

Revenues. Our principal source of revenues is the sale of pharmaceutical products. We sell these products directly, through alliances and through licensees throughout the world. When we sell products directly, we record sales revenues as part of our consolidated revenues. When we sell products through alliances, the revenues reflected in our consolidated financial statements are based on the overall level of sales of the products and on the arrangements governing those alliances. We describe our principal alliances below under “—Financial Presentation of Alliances.” When we sell products through licensees, we receive royalty income that we record as a reduction in our cost of goods sold, as discussed further below.

Cost of Goods Sold. Our cost of goods sold consists primarily of the cost of purchasing active ingredients and raw materials, labor and other costs relating to our manufacturing activities, packaging materials and distribution costs, as well as government charges that we are required to pay in some countries.

Our cost of goods sold also includes our net royalties relating to license agreements for products. We have license agreements under which we distribute products that are patented by other companies and license agreements under which other companies distribute products that we have patented. When we pay royalties, we record them in cost of goods sold, and when we receive royalties, we record them as reductions in our cost of goods sold.

Operating Profit. Our operating profit consists of gross profit less research and development costs, selling and general expenses and items that we record as “other operating income / (expense), net.” We expense all of our research and development costs as incurred. Our “other operating income / (expense), net” relates primarily to profit sharing arrangements with partners under joint ventures and alliance agreements for the commercialization of products. The effects of these profit sharing arrangements are reflected in operating profit. See “ — Financial Presentation of Alliances” below for a description of these arrangements.

Treatment of Milestone Payments Under Licensing Agreements

When we enter into a licensing agreement with respect to products under development, we frequently pay the patent owner an up-front payment and/or payments for reaching certain development milestones. If the product has not yet received regulatory approval, we record these payments as additions to our research and development expenses. If the product has already received regulatory approval or the payment is made upon receipt of regulatory approval, we record the payment as an addition to our intangible assets, which is amortized over the shorter of the useful life of the product and the duration of the relevant license.

Presentation of Net Sales

In the discussion below, we present our net sales for each period, and we break down our net sales among various categories, such as by therapeutic class, product and geographical area. We refer to our historical sales as “reported” sales. In addition to reported sales, we also present and discuss two other non-GAAP indicators that we believe are useful measurement tools to explain changes in our reported net sales:

•

Comparable Sales. When we refer to the change in our net sales on a “comparable” basis, we mean that we exclude the impact of exchange rate fluctuations and changes due to acquisitions and divestitures of entities and rights to products. For any two periods, we exclude the impact of exchange rates by recalculating net sales for the earlier period on the basis of exchange rates used in the later period. We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

•	Developed Sales. When we refer to “developed sales” of our products, we mean all sales worldwide, including those that are made through our alliances but that are not included in our consolidated net sales (as described under “ — Financial Presentation of Alliances” below). Our alliance partners provide us information regarding their sales in order to allow us to calculate developed sales. We believe that developed sales are a useful measurement tool because they demonstrate trends in the overall presence of our products in the market.

Impact of Exchange Rates

We report our financial statements in euros. Because we earn a significant portion of our revenues in countries where the euro is not the local currency, our results of operations can be significantly impacted by exchange rate movements between the euro and other currencies, primarily the U.S. dollar and, to a lesser extent, the Japanese yen. Our net sales can also be affected by extraordinary movements in currencies in countries that do not account for a large portion of our net sales, as was the case in Latin America in 2002. As a general policy, we do not specifically hedge foreign currency net investments, but rather engage in various foreign currency transactions to reduce our exposure to the risks arising from fluctuations in exchange rates and to protect our operating margins. Hedging instruments relate to assets and liabilities existing at the balance sheet date and, in some cases, to commitments related to future transactions as determined in our annual forecast process. In 2002, we earned 22.7% of our revenues in the United States and 4.2% in Japan. A decrease in the value of the U.S. dollar or the yen against the euro would have a negative impact on our revenues, which would not likely be offset by an equal reduction in our costs and therefore would negatively impact our operating profits.

Financial Presentation of Alliances

Our revenues, expenses and operating profits are affected significantly by the presentation of our alliances in our financial statements. We have a major alliance with Bristol-Myers Squibb that covers two of our six strategic products, Aprovel® and Plavix®, and which had a significant impact on the presentation of our results of operations in 2002. Additionally, we have a major alliance with Organon (a subsidiary of Akzo Nobel) for the development and marketing of Arixtra®, one of our six strategic products. That alliance is likely to have a significant impact on our results of operations in the future. We also have an alliance for Stilnox®, one of our six strategic products, in Japan and we had an alliance for Stilnox® in the United States until April 2002.

The Bristol-Myers Squibb Alliance

The two products that are subject to the Bristol-Myers Squibb alliance, Aprovel® and Plavix®, accounted for an aggregate of €737 million of consolidated net sales in 2000, €1,128 million of consolidated net sales in 2001 and €1,549 million of consolidated net sales in 2002. Total developed sales of the two products amounted to an aggregate of €1,944 million in 2000, €2,957 million in 2001 and €3,655 million in 2002.

The proportion of developed sales of these products represented by our consolidated revenues from these products varies from year to year because differences in the marketing arrangements for these products from country to country impact the presentation of sales of these products. There are three principal marketing arrangements that are used:

•	Co-marketing. Under the co-marketing system, each company markets the products independently under its own brand names. We record our own sales and related costs in our consolidated financial statements.

•	Exclusive Marketing. Under the exclusive marketing system, one company has the exclusive right to market the products. We record our own sales and related costs in our consolidated financial statements.

•	Co-promotion. Under the co-promotion system, the products are marketed through the alliance arrangements (either by contractual arrangements or by separate entities) under a single brand name. The accounting treatment of the co-promotion arrangement depends upon who has majority ownership and operational management in that territory, as discussed below.

The alliance arrangements include two royalty streams that are applied on a worldwide basis (excluding Japan), regardless of the marketing system and regardless of which company has majority ownership and operational management:

•	Discovery Royalty. We earn a discovery royalty on all sales of Aprovel® and Plavix® regardless of the marketing system. The discovery royalty is reflected in our consolidated statement of income in our gross profit, which results in an increase in our gross margin.

•	Development Royalty. In addition to the discovery royalty, we and BMS are each entitled to a development royalty related to certain know-how and other intellectual property in connection with sales of Aprovel® and Plavix®. Each legal entity that markets products pays a development royalty. We record development royalties paid to BMS in our consolidated statement of income as an increase to our cost of goods sold in countries where we consolidate sales of the products. We record development royalties that we receive as a reduction to our cost of goods sold in countries where BMS consolidates sales of the products.

In 2002, we received an aggregate of €425 million in royalties under the alliance arrangements, and we paid BMS an aggregate of €37 million in royalties under the alliance arrangements.

Under the alliance arrangements, there are two territories, one under our operational management and the other under the operational management of BMS. The territory under our operational management consists of Europe and most of Africa and Asia, while the territory under the operational management of BMS consists of the rest of the world excluding Japan. In Japan, Aprovel® is under development through agreements between BMS and the Japanese pharmaceutical company Shionogi Pharmaceuticals, and Plavix® is under development through an alliance between our company and Daiichi Pharmaceuticals Co., Ltd.

•	Territory under our operational management. In the territory under our operational management, the marketing arrangements are as follows:

•	We use the co-promotion system for most of the countries of Western Europe for Aprovel® and Plavix® and for certain Asian countries for Plavix®. We record 100% of all alliance revenues and expenses in our consolidated financial statements. We also record, as selling and general expenses, payments to BMS for the cost of BMS’s personnel involved in the promotion of the products. BMS’s share of the operating profit of the alliances is recorded as “other operating income / (expense), net” and thus is deducted from our operating profit.

•	We use the co-marketing system in Germany, Italy, Spain and Greece for both Aprovel® and Plavix®.

•	We have the exclusive right to market Aprovel® and Plavix® in Eastern Europe, Africa and the Middle East, and we have the exclusive right to market Aprovel® in Asia (excluding Japan).

•	Territory under BMS operational management. In the territory under BMS operational management, the marketing arrangements are as follows:

•	We use the co-promotion system in the United States and Canada, where the products are sold through the alliances under the operational management of BMS. There are different arrangements applicable to each of the two products in these countries:

•	Aprovel®. With respect to Avapro® (the brand name used in the United States for Aprovel®), in October 2001, we entered into an agreement to increase our participation in the promotional activities and profitability of Aprovel® in the United States. To date, we have made payments to BMS totaling $350 million out of a maximum $500 million that may be paid between 2001 and 2004 under this agreement. In addition to our profit share recorded under “other operating income/(expense), net,” we also receive payments from BMS for the cost incurred for our personnel in connection with the promotion of the product (which are deducted from our consolidated selling and general expenses).

•	Plavix®. With respect to Plavix®, we record our share of the alliance’s operating profit under “other operating income / (expense), net,” with the result that our operating profit is increased by this amount. We also record payments from BMS for the cost of our personnel in connection with the promotion of the product as a deduction from our selling and general expenses.

•	We use the co-marketing system in Brazil, Mexico, Argentina, Colombia and Australia for Plavix® and Aprovel®.

•	We have the exclusive right to market the products in certain other countries of Latin America.

In countries where the products are marketed by BMS on an exclusive or co-marketing basis, or through alliances under the operational management of BMS, we also earn revenues from the sale of the active ingredients for the products, which we record as sales in our consolidated statement of income.

Certain alliance entities under the operational management of BMS, including in particular the entities that market Plavix® and Aprovel® in the United States, have restated their financial statements for the year ended December 31, 2001 and prior periods. Those entities have determined that certain product shipments made between 1999 and 2002 to certain wholesalers should have been recorded under the consignment model, rather than recording revenues at the time of those shipments. This is because the entities determined that the risks and rewards of ownership of the products were not transferred to the wholesalers at the time of shipment, because excess incentives resulted in the wholesalers carrying inventories in excess of their ordinary course of business levels, and the incentives covered substantially all of the costs to the wholesalers of carrying those inventories. Under the consignment model, the alliance entity records the invoiced sales price as deferred revenue at the time of shipment, and classifies the inventory held by the wholesale customer as consigned inventory at the alliance entity’s cost of the inventory. Revenues are recognized when the inventory is no longer subject to incentive arrangements or, at the latest, when they would be recognized under the first-in-first-out method.

The restatements of the alliance entity financial statements did not result in a similar restatement of our financial statements prepared in accordance with French GAAP, because they relate to a revenue recognition method that is specific to U.S. GAAP. We have, however, restated our financial statements prepared in accordance with U.S. GAAP to reflect the restatement of the alliance entity financial statements. The U.S. GAAP restatements are quantified under “U.S. GAAP Reconciliation and Presentation Differences” below.

In March 2002, BMS began a program to reduce excess wholesaler inventories with respect to certain of the products that it markets, including Plavix® and Aprovel®. As a result of the inventory workdown program, sales of these products in the United States were adversely affected, and as a consequence the amount we report as

“developed sales,” and our share of the operating profit of the alliance entities that market these products in the United States, were adversely affected in 2002. The impact of the inventory workdown program in 2002 is detailed under “Results of Operations – Year ended December 31, 2002 compared with year ended December 31, 2001.” The inventory workdown program continued to have an impact on U.S. sales of Plavix® and Aprovel® in the first quarter of 2003, particularly given that it did not commence until the second quarter of 2002. However, BMS has announced that it expects full year 2003 U.S. sales of Plavix® and Aprovel® to be in line with overall prescription growth, and wholesaler inventory levels at the end of 2003 to be approximately the same as at the end of 2002.

The Arixtra® Alliance with Organon

Our alliance with Organon covers the commercialization of Arixtra® on a worldwide basis. We launched Arixtra® in the United States in February 2002 and began rolling it out in Europe in the second half of 2002. The treatment of the alliance varies by geographical region, as follows:

•	North America. In the United States, Mexico and Canada, Arixtra® is sold by entities that we jointly control with Organon. We consolidate the sales and related expenses of Arixtra® using the proportional consolidation method based upon our 50.0% ownership interest in the alliance.

•	Europe and Other Countries (excluding Japan). We have the exclusive right to market and sell Arixtra®, and we will include 100% of our sales in these countries in our consolidated net sales. We will pay a royalty to Organon based on sales of Arixtra®, which we will record as cost of goods sold.

Stilnox® Marketing Arrangements

The impact on our financial results of sales of Stilnox® has been significantly impacted by the treatment of two marketing arrangements for the product, one of which is in Japan and the other of which was in the United States until we acquired our partner’s interest in the arrangement in April 2002. In 2000, 2001 and 2002, we recorded consolidated sales of Stilnox® of €582 million, €786 million and €1,424 million, respectively, compared to total developed sales of the product of €920 million, €1,215 million and €1,455 million, respectively.

In Japan, we market Stilnox® (under the brand name Myslee®) through a joint venture with Fujisawa. Until the end of 2001, we fully consolidated the joint venture. Beginning in 2002, we recorded our 51% interest in the joint venture on the basis of the proportional consolidation method, pursuant to which we included our share of the revenues and expenses of the joint venture in the appropriate line items of our consolidated financial statements. The change occurred because we modified our contract with Fujisawa, as a result of which we no longer have exclusive control of the joint venture.

In the United States, until April 16, 2002 we marketed Stilnox® (as well as Kerlone®) through Lorex, a joint venture with Pharmacia. On April 16, 2002 we purchased Pharmacia’s interest in Lorex for €670 million. In December 2001 we signed an agreement with Pharmacia giving us exclusive control over Lorex. As a result, we fully consolidated Lorex beginning as of December 31, 2001, and we recorded Pharmacia’s share of the net income of Lorex from January 1, 2002 through April 15, 2002 as a minority interest.

In 2000 and 2001, we recorded our 49% interest in Lorex on the basis of the proportional consolidation method. However, while our ownership in Lorex was 49%, our entitlement to the operating profit of Lorex was 40% in 2000 and 47% in 2001. We recorded the difference between our proportionately consolidated revenues and operating expenses and our actual financial interest in the operating profits of the joint venture under “other operating income/(expense), net”. We also recorded royalties that we received from Lorex as a deduction from our cost of sales.

Divestitures

During the past few years, we have sold a number of non-core businesses as part of our strategy of focusing on our pharmaceuticals business. In 2001, we sold our custom chemicals subsidiary, Sylachim (effective for accounting purposes as of January 1, 2001), our two medical equipment businesses, Porgès (effective as of January 1, 2001) and Ela Medical (effective as of May 1, 2001), and our direct shareholding in Laboratoires de Biologies Végétale Yves Rocher (effective as of December 18, 2001). Total proceeds from these divestitures, excluding the repayment of inter-company loans, were €588 million.

In 2001, the contribution to our consolidated net sales of Ela Medical was €39 million, or less than 1% of our consolidated net sales of €6,488 million for the same period. In 2000, Ela Medical, Porgès and Sylachim had combined net sales of €243 million. The direct shareholding in Laboratoires de Biologie Végétale Yves Rocher was classified as an investment in a non-consolidated company.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Developed Sales

Developed sales of our products were €9,585 million in 2002, representing a 9.6% increase over 2001. On a comparable basis, developed sales increased by 14.5% between 2001 and 2002. Our three leading products, Plavix®, Stilnox® and Aprovel® had combined developed sales of €5,110 in 2002, a 22.5% increase over 2001, or 27.3% on a comparable basis. Sales of these three products accounted for 53.3% of total developed sales of our products, compared to 47.7% in 2001. Developed sales were impacted by Bristol-Myers Squibb’s program to reduce inventory levels of Plavix® and Aprovel® at wholesalers in the United States, beginning in March 2002.

The following table sets forth developed sales of our three leading products broken down into our three geographic markets:

	Year Ended December 31,			% change
	2001 Reported	2001 Comparable	2002 Reported	Reported	Comparable
	(€ in millions)
Plavix®/Iscover®
Europe	520	531	754	45.0%	42.0%
United States	1,333	1,270	1,565	17.4%	23.2%
Other Countries	180	156	268	48.9%	71.8%

	2,033	1,957	2,587	27.3%	32.2%
Aprovel®/Avapro®/Karvea®
Europe	388	397	512	32.0%	29.0%
United States	392	374	373	(4.8%)	(0.3%)
Other Countries	144	127	183	27.1%	44.1%

	924	898	1,068	15.6%	18.9%
Stilnox®/Ambien®/Myslee®
Europe	143	146	139	(2.8%)	(4.8%)
United States	1,004	954	1,208	20.3%	26.6%
Other Countries	68	60	108	58.8%	80.0%

	1,215	1,160	1,455	19.8%	25.4%

Total three leading products	4,172	4,015	5,110	22.5%	27.3%

Total developed sales	8,746	8,368	9,585	9.6%	14.5%

Developed sales of Plavix® were €2,587 million in 2002, a 27.3% increase over developed sales of €2,033 million in 2001. In the United States, developed sales of Plavix® were €1,565 million, a 17.4% increase over 2001, or 23.2% on a comparable basis, adjusting for the impact of the dollar. Plavix® sales in the United States, which are included in the developed sales totals but are not reflected in our consolidated net sales, were impacted by the BMS inventory workdown program. In addition, sales at the end of 2002 benefited from orders from wholesalers, which anticipated a price increase in early 2003. Overall United States demand for Plavix® increased in 2002 with a 35% increase in overall prescription volume from 2001 to 2002 (based on IMS retail and mail-order data). In addition, prices increased for the product in the United States. In Europe and in Other Countries, developed sales of Plavix® increased by 45.8% in 2002 compared to 2001.

Developed sales of Aprovel® were €1,068 million in 2002, a 15.6% increase over the 2001 figure of €924 million. In the United States, developed sales were €373 million, a decrease of 4.8% compared to 2001, or 0.3% on a comparable basis, adjusting for the impact of the dollar. As with Plavix®, U.S. sales of Aprovel® are not included in our consolidated net sales, although they are included in developed sales. Notwithstanding the decrease in the United States, which was due to the BMS inventory workdown program, overall demand for Aprovel® was up, with a 13% increase in overall prescription volume from 2001 to 2002 (based on IMS retail and mail-order data). Favorable price movements in the United States also had a positive effect. In Europe and in Other Countries, developed sales of Aprovel® increased by 30.6% in 2002 compared to 2001.

Worldwide developed sales of Stilnox® were €1,455 million in 2002, an increase of 19.8% over 2001. In the United States, developed sales were €1,208 million, a 20.3% increase over 2001. On a comparable basis, adjusting for the impact of the dollar, the increase was 26.6%. Overall demand grew strongly in 2002, with a 19% increase in overall prescription volume from 2001 to 2002 (based on IMS retail and mail-order data), as well as favorable price movements in the United States. In Europe and in Other Countries, developed sales of Stilnox® increased by 17.1% in 2002 compared to 2001, largely due to the success of the product in Japan, where it had achieved a 16% market share (according to IMS data) by December 2002.

Net Sales

Our net sales in 2002 were €7,448 million, representing a 14.8% increase compared to net sales of €6,488 million in 2001. On a comparable basis, our net sales increased by 12.8% from 2001 to 2002, after taking into account the impact of changes in the scope of consolidation and currency exchange rate fluctuations.

Changes in the scope of consolidation, which increased sales by 4.5 percentage points, are principally related to our switch from the proportional consolidation method (49%) to 100% consolidation of the Lorex joint venture (following our acquisition of exclusive control over the joint venture), which was partially offset by the switch to the proportional consolidation method (51%) for our joint venture with Fujisawa in Japan, as well as the deconsolidation of Ela Medical beginning in May 2001.

Currency exchange rate fluctuations reduced sales by approximately 2.5 percentage points. The decline of the U.S. dollar against the euro represented 0.8 percentage points of the decrease, 0.5 percentage points was due to the decline of the Japanese yen against the euro and 1 percentage point was due to currency devaluations in Latin America.

Markets. We divide our sales into three markets: Europe, the United States and Other Countries. The following table breaks down our 2001 and 2002 consolidated net sales by market.

	Year Ended December 31,			% change
	2001 Reported	2001 Comparable	2002 Reported	Reported	Comparable
	(€ in millions)
Europe
France(1)	1,487	1,466	1,584	6.5%	8.0%
Germany	596	592	634	6.4%	7.1%
Italy	433	428	444	2.5%	3.7%
Other	1,361	1,357	1,635	20.1%	20.5%

Total Europe	3,877	3,843	4,297	10.8%	11.8%
United States	1,098	1,437	1,689	53.8%	17.5%
Other Countries	1,513	1,325	1,462	(3.4%)	10.3%

Total net sales	6,488	6,605	7,448	14.8%	12.8%

(1)	Includes French overseas territories (Guadeloupe, Martinique, Réunion and French Guyana).

Our 2002 net sales in Europe were €4,297 million, an increase of 10.8% over 2001. The healthy growth in Europe in 2002 was despite the implementation of health-care cost containment measures in Germany and Italy in 2002. Europe represented approximately 57.7% of our total consolidated net sales in 2002, compared to 59.8% in 2001.

In Europe, we recorded strong sales growth despite the impact of new cost containment measures implemented by the governments in Germany and Italy. Outside of our three largest countries, France, Germany and Italy, our sales growth was uniformly strong, with the largest growth recorded in Spain, Belgium, Hungary, Greece and Turkey, each of which experienced growth of more than 20%. In Spain, where we recorded €358 million of sales in 2002, growth in sales of Plavix®, Aprovel® and Eloxatin® offset the loss of patent protection for Stilnox®.

In the United States, we had €1,689 million of consolidated net sales in 2002, representing a 53.8% increase over 2001. The difference between reported growth and comparable growth in the United States reflects primarily the inclusion of 100% of the sales of Stilnox® in the United States beginning in 2002. The launch of Eloxatin® in the United States in August 2002 resulted in U.S. sales of the product of €116 million in 2002, helping to offset declining sales of Corotrope® (sold under the brand name Primacor®), which began to face competition from generics in 2002. Our strong reported U.S. sales growth is despite the weakening of the U.S. dollar against the euro. The United States represented approximately 22.7% of our total consolidated net sales in 2002 compared to 16.9% in 2001.

Outside the United States and Europe, we recorded €1,462 million of sales, representing a 3.4% decrease compared to 2001, but a 10.3% increase on a comparable basis. The reason for the difference between reported and comparable sales is mainly due to the switch from 100% consolidation of our joint venture with Fujisawa to 51% proportional consolidation, as well as the weakness of the Japanese yen and certain Latin American currencies. Our growing presence in Asia helped offset the effects of the continued economic crisis in Latin America. The Other Countries represented 19.6% of our total consolidated net sales in 2002, compared to 23.3% in 2001.

Products. Our fifteen largest products had €5,100 million in total consolidated net sales in 2002, representing an increase of 28.3% over 2001. Sales of our top 15 products represented approximately 68.5% of our total consolidated net sales in 2002, compared to approximately 61.3% in 2001.

The main reason for this growth was the strong performance of our three leading products, Plavix®, Aprovel® and Stilnox®, which together had total net sales of €2,973 million, an increase of 55.3% over 2001 on a reported basis, or 32.1% on a comparable basis. Sales of our three leading products represented 39.9% of our total consolidated net sales compared to 34.1% in 2001 on a comparable basis.

The following table breaks down our consolidated net sales of by product.

		Year ended December 31,			% change(1)
		2001 Reported	2001 Comparable	2002 Reported	Reported	Comparable
		(€ in millions)
Product	Therapeutic Area

Stilnox®	Central Nervous System	786	1,135	1,424	81.3%	25.5%
Plavix®	Cardiovascular/Thrombosis	705	697	987	39.8%	41.5%
Aprovel®	Cardiovascular/Thrombosis	423	419	562	32.8%	34.0%
Eloxatin®	Oncology	196	194	389	99.2%	101.3%
Fraxiparine®	Cardiovascular/Thrombosis	297	294	324	8.9%	10.1%
Depakine®	Central Nervous System	243	240	267	9.8%	11.0%
Xatral®	Internal Medicine	148	147	182	23.1%	24.3%
Cordarone®	Cardiovascular/Thrombosis	162	157	162	(0.1%)	3.1%
Tildiem®	Cardiovascular/Thrombosis	152	151	141	(7.4%)	(6.9%)
Ticlid®	Cardiovascular/Thrombosis	205	205	137	(33.2%)	(33.2%)
Solian®	Central Nervous System	116	115	135	16.7%	17.2%
Corotrope®	Cardiovascular/Thrombosis	237	226	127	(46.1%)	(43.5%)
Aspégic® and derivatives	Central Nervous System	100	101	108	7.6%	6.7%
Dogmatil®	Central Nervous System	124	86	78	(37.2%)	(9.0%)
Kerlone®	Cardiovascular/Thrombosis	82	81	77	(6.9%)	(5.0%)

Total of top 15 Products		3,976	4,248	5,100	28.3%	20.1%

Others		2,512	2,357	2,348	(6.5%)	(0.4%)

Total consolidated net sales		6,488	6,605	7,448	14.8%	12.8%

(1)	These percentages are calculated on the basis of figures that have not been rounded.

Stilnox® was our largest product in terms of consolidated net sales and our second fastest growing product (on a comparable basis it was our fourth fastest growing product). The difference between reported growth of Stilnox® (81.3%) and comparable growth (25.5%) is principally the result of consolidation of 100% of sales of Stilnox® in the United States in connection with our repurchase of Lorex joint venture in 2002.

Consolidated net sales of Plavix® were €987 million in 2002, an increase of 39.8% over 2001. The continued strong level of growth in Plavix® is due to the approval of a new indication in 2002, as the product was approved in Europe and the United States for the treatment of acute coronary syndrome. In addition, Plavix ® was included on a list of recommended cardiologic therapies both in Europe and the United States.

Consolidated net sales of Aprovel® were €562 million in 2002, an increase of 32.8% over 2001. Much of the growth was realized in Europe where Aprovel® became the second product in its class, angiotensin II receptor antagonists, in terms of sales (according to IMS data).

Consolidated net sales of Eloxatin® were €389 million, an increase of 99.2% over 2001. This strong growth is principally a result of the launch of Eloxatin® in the U.S. market in August 30, 2002, as well as overall growth in Europe and Other Countries.

Consolidated net sales of Xatral® increased by 23.1%, as sales of the product were boosted by the early success of the once-a-day formulation that was gradually launched in various countries in Europe in 2002.

Among our other top 15 products, we recorded strong growth in sales of Fraxiparine®, Depakine® and Solian®. Sales of Ticlid® declined due to migration to sales of Plavix®, while Corotrope® sales were adversely affected by the expiration of the product’s patent in the United States. The decline in sales of Dogmatil®, and the difference between recorded and comparable sales of Dogmatil®, resulted from the switch to the proportional consolidation method (51%) for our joint venture with Fujisawa in Japan, while the consolidation of sales of Kerlone® in the United States (through the Lorex venture) offset the impact of the weakening of the U.S. dollar and the Japanese Yen.

Consolidated net sales of other products in our product portfolio decreased by 6.5% to €2,348 million in 2002, although they remained essentially stable on a comparable basis, declining by only 0.4%. The main reason for the difference between reported and comparable sales is the deconsolidation of Ela Medical in May 2001, and the switch to the proportional consolidation method (51%) for our joint venture with Fujisawa in Japan.

Consolidated net sales of Arixtra® were €9.1 million, due to slower penetration than expected in its narrowly defined initial indication. Our program to enlarge its approved indications is progressing, with the filing at the end of 2002 of an application to approve its use in the long-term preventive treatment of venous thrombo-embolic (or VTE) events following orthopedic surgery.

Therapeutic Areas.

The following table breaks down our consolidated net sales by therapeutic area:

	Year Ended December 31,			% change
	2001 Reported	2001 Comparable	2002 Reported	Reported	Comparable
	(€ in millions)
Therapeutic area:
Cardiovascular/Thrombosis	2,625	2,583	2,904	10.6%	12.4%
Central Nervous System	1,810	2,087	2,409	33.1%	15.4%
Internal Medicine	1,465	1,399	1,427	(2.6%)	2.0%
Oncology	208	206	404	94.2%	96.1%

Total	6,108	6,275	7,144	17.0%	13.8%
Other	380	330	304	(20.0%)	(7.9%)

Total consolidated net sales	6,488	6,605	7,448	14.8%	12.8%

Cardiovascular/Thrombosis sales were €2,904 million in 2002, representing approximately 39.0% of our total consolidated net sales. The sales growth in this category reflects primarily the increase in sales of Plavix® and Aprovel®, which offset the decline in sales of Ticlid® and Corotrope®.

Central Nervous System sales were €2,409 million in 2002, representing approximately 32.3% of our total consolidated net sales. The main reason for the difference between reported and comparable sales in this category is the consolidation of 100% of the sales of Stilnox® in the United States in 2002.

Internal Medicine sales were €1,427 in 2002, accounting for approximately 19.2% of our total consolidated net sales in 2002. The slight decline in sales in this category was principally a result of the switch to the proportional consolidation method (51%) for our joint venture with Fujisawa in Japan.

Oncology sales were €404 million in 2002, representing approximately 5.4% of our total consolidated net sales. The robust growth in this category was mainly due to the nearly doubling in sales of Eloxatin® in 2002.

“Other” sales were €304 million in 2002, a decrease of 20.0% on a reported basis, or 7.9% on a comparable basis. The main reason for the difference is the deconsolidation of Ela Medical in May 2001.

Gross Profit

Our gross profit was €6,070 million in 2002, an increase of 15.9% compared to 2001, and represented 81.5% of our total consolidated net sales in 2002, compared to 80.7% in 2001. Using 2001 exchange rates, our gross margin would have been 82.1% in 2002.

This improvement in our gross margin is mainly due to improvements in our productivity, which we estimate accounted for a 0.6 percentage point increase, as well as strong performance from our top 15 products and overall improvements in our product mix, which also accounted for a 0.6 percentage point increase. These gains were partially offset by reductions in revenues received due to Bristol-Myers Squibb’s program to reduce inventory levels of Plavix® and Aprovel® at wholesalers in the United States, which had a negative impact of 0.4 percentage points. The full consolidation of Lorex was offset by the loss of sales of bulk active ingredients to the joint venture, such that it had a neutral effect on our gross margin.

Operating Profit

Our operating profit was €2,614 million in 2002, representing a 24.1% increase compared to our operating profit in 2001 of €2,106 million. The weak U.S. dollar exchange rate against the euro had a negative impact on our operating profit, which would have increased by 30.1% over 2001 if exchange rates had remained constant.

Operating profit in 2002 represented 35.1% of consolidated net sales, while in 2001 operating profit was 32.5% of consolidated net sales. This improvement in our operating margins was driven principally by the change in consolidation method of the Lorex joint venture, as well as improvements in our overall product mix and productivity, which was partially offset by the negative effects of Bristol-Myers Squibb’s program to reduce inventory levels of Plavix® and Aprovel® at wholesalers in the United States.

The following table breaks down our operating profit for 2001 and 2002 among its principal components.

	Year ended December 31
	2001		2002
	Amount	% of Sales	Amount	% of Sales
	(€ in millions)
Net sales	6,488	100.0%	7,448	100.0%
Cost of goods sold	(1,253)	(19.3%)	(1,378)	(18.5%)

Gross profit	5,235	80.7%	6,070	81.5%
Research and development expenses	(1,031)	(15.9%)	(1,218)	(16.4%)
Selling and general expenses	(2,306)	(35.5%)	(2,428)	(32.6%)
Other operating income/(expense), net	208	3.2%	190	2.6%

Operating profit	2,106	32.5%	2,614	35.1%

Research and development expenses increased to €1,218 million in 2002, representing 16.4% of our total consolidated net sales, and an 18.1% increase over 2001. Using 2001 exchange rates, the increase in our research and development expenses would have been 20.4%. The increase in spending was principally due to clinical trials that are underway both for new indications for products that are already on the market, such as Plavix®, Arixtra®, Eloxatin® and Xatral®, as well as for new products in development, such as rimonabant, dronedarone, tirapazamine, and the new sustained release formulation of Stilnox®, zolpidem MR. Some of the increase is also attributable to development agreements signed in 2001 and 2002 with IDM and Cephalon, which are described in Item 4 “Information on the Company — Research and Development.”

Selling and general expenses were €2,428 million in 2002, a 5.3% increase from €2,306 million in 2001. Using 2001 exchange rates, our selling and general expenses would have increased by 8.0%. The relatively modest increase is the result of several factors:

•	the incurrence in the last quarter of 2001 of significant costs relating to putting in place in the United States the commercial teams necessary to permit us to take over fully the marketing of Stilnox® and to launch Arixtra®;

•	an adjustment in our sales efforts in Latin America as a result of the economic and monetary crisis;

•	increased sales in Europe; and

•	an overall improvement in the productivity of our medical visits in all geographic markets.

These factors more than offset an increase in marketing expenses that we incurred in order to develop the principal products in our portfolio.

Our “other operating income/(expense), net,” declined by 8.6% from €208 million (or 3.2% of our net sales) in 2001 to €190 million (or 2.6% of our net sales) in 2002. As discussed above, this item reflects principally operating profits of our alliances to which we are entitled or to which our partners are entitled. The decrease was due primarily due to two factors: the rapid growth of Plavix® and Aprovel® in Europe, which increased the amount paid to Bristol-Myers Squibb under our alliance arrangements; and a decrease in operating profit from Plavix® and Aprovel® in the United States due to Bristol-Myers Squibb’s wholesaler inventory workdown program. These were both offset by the fact that we no longer had to pay Pharmacia its share of the profits from our Lorex joint venture, which we repurchased in April 2002. The profits paid to Pharmacia equaled €14 million in 2001, and were recorded under “minority interests.”

Our operating profit improved in all of our markets. The following table breaks down our 2001 and 2002 operating profit by geographical market.

	Year Ended December 31,
	2001	2002	% change
	(€ in millions)
Europe	1,427	1,633	14.4%
United States	1,311	1,781	35.9%
Other Countries	456	522	14.5%
Unallocated costs(1)	(1,088)	(1,322)	21.5%

Total operating profit	2,106	2,614	24.1%

(1)	Unallocated costs consists mainly of a portion of our research and development expenses and of our administrative expenses.

Among our three geographical segments, operating profit grew most rapidly in the United States, which accounted for 45.2% of our operating profit excluding unallocated costs compared to 41.0% in 2001. The increase in the United States was due principally to the change in the consolidation method of our Lorex joint venture as well as the other factors that resulted in our sales increase in the United States discussed above.

Unallocated costs increased by 21.5% in 2002 over 2001 principally as a result of the increase in our research and development expenses.

Amortization and Impairment of Intangibles

Our amortization and impairment of intangibles increased from €68 million in 2001 to €129 million in 2002. This increase was principally due to amortization of the intangible assets relating to our October 2001 payment to

Bristol-Myers Squibb in exchange for an increase in our participation in the promotional activities and profitability of the alliance relating to U.S. sales of Aprovel® and the amortization of the U.S. rights to Stilnox® in connection with our acquisition of the Lorex joint venture in April 2002.

Net Financial Income/(Expense)

Net financial income/(expense) decreased from €102 million in 2001 to €85 million in 2002. This decrease was due primarily to three factors: a €46 million provision for treasury shares allocated to our stock option plans, which relates entirely to the difference, evaluated on a plan by plan basis, between the market value of our shares and the average price paid to acquire the shares on the market and our average share price (€57.10) in December 2002; a decrease in returns from investments following reductions in interest rates by an average of 1.1 percentage points, with average investments remaining constant over the past two years; and an increase in returns from exchange rate hedging transactions due to the decrease in the value of the U.S. dollar against the euro (€47 million in 2002 compared to €5 million in 2001).

Exceptional Income

Exceptional income decreased significantly from €281 million to €10 million in 2002. This significant decrease is principally due to the fact that in 2001, we sold our interest in Laboratoires de Biologie Végétale Yves Rocher, which resulted in a gain of €158 million. In 2002, exceptional income represented mainly gains from sales of stock in the United States.

Income Taxes

Income taxes decreased by €96 million, from €842 million in 2001 to €746 million in 2002. Our effective tax rate was 28.9% in 2002, compared to 34.8% in 2001. The decrease was principally attributable to a decrease in the French tax rate and, in particular, the tax rate applied to royalty payments; the adjustment of prior tax returns resulting in the recovery of €53 million following a tax audit; and the impact of the integration of the Lorex joint venture, a tax transparent company that we acquired in April 2002 (for which our income tax charge includes only the amount allocated to our company, even though we consolidated Lorex fully in 2002).

Our effective tax rate for the first half of 2002, which was affected by the last two elements mentioned above, was 25.8%. Our effective tax rate increased to 31.6% for the second half of 2002.

Minority Interests

Income attributable to minority interests was €87 million in 2002 and represents primarily Pharmacia’s share of the profits of the Lorex joint venture from January 1, 2002 through April 14, 2002. Because the Lorex joint venture is tax transparent, “minority interests” does not include the corresponding taxes.

Net Income

As a result of the foregoing, our net income increased 11.0% from €1,585 million in 2001 to €1,759 million in 2002. Net income before exceptional items and goodwill amortization was €1,758 million, an increase of 27.8% compared to 2001. Using 2001 exchange rates, the increase would have been 31.2%.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

In the discussion that follows, we give breakdowns on the basis of “net pharmaceutical sales” rather than on the basis of total consolidated sales, as is the case for the comparison of 2001 and 2002. The reason for this difference is that we sold substantially all of the businesses that generated non-pharmaceutical sales in 2000 and 2001, so those sales are no longer significant. We believe that analyzing changes in “net pharmaceutical sales”

for 2000 and 2001 provides a more meaningful comparison with the trends in total consolidated sales in 2001 and 2002, than would be the case if we were to restate the figures from the earlier periods.

Net Sales

Our net sales in 2001 were €6,488 million, representing an 8.8% increase compared to net sales of €5,963 million in 2000. On a comparable basis, our net sales increased by 15.2% from 2000 to 2001, after taking into account the impact of divestitures (described above), which reduced sales by approximately €293 million, and currency exchange rate fluctuations, which reduced sales by approximately €36 million, as the strength of the U.S. dollar was offset by weakness in the Japanese yen. Net sales of pharmaceuticals were €6,339 million in 2001, an increase of 14.6% above €5,532 in 2000, or an increase of 15.5% on a comparable basis.

Markets. Our 2001 net pharmaceutical sales in Europe were €3,756 million, representing approximately 59.2% of our total consolidated net pharmaceutical sales. Our largest single country in terms of sales was France, where we recorded €1,414 million in net pharmaceutical sales in 2001, representing 22.3% of our total consolidated net pharmaceutical sales. Sales in the United States, our second largest country in terms of sales, accounted for 17.1% of our 2001 total net pharmaceutical sales.

The following table breaks down our 2000 and 2001 consolidated net sales of pharmaceutical products by market.

	Year Ended December 31,			% change
	2000 Reported	2000 Comparable	2001 Reported	Reported	Comparable
	(€ in millions)
Europe
France(1)	1,313	1,307	1,414	7.7%	8.2%
Germany	534	538	593	11.1%	10.2%
Italy	374	371	429	14.9%	15.7%
Other	1,146	1,142	1,320	15.2%	15.6%

Total Europe	3,367	3,358	3,756	11.6%	11.9%

United States	832	849	1,083	30.1%	27.6%
Other Countries	1,333	1,283	1,500	12.5%	16.9%

Total net pharmaceutical sales	5,532	5,490	6,339	14.6%	15.5%

(1)	Includes French overseas territories (Guadeloupe, Martinique, Réunion and French Guyana).

Our pharmaceutical sales growth reflects our strong sales growth in markets worldwide. The United States was our fastest growing region in percentage terms, while Europe accounted for the largest growth in absolute terms.

Our U.S. sales growth was driven primarily by the strength of Stilnox® (sold under the brand name Ambien® by Lorex), as well as Corotrope® (sold under the brand name Primacor®) and sales of clopidogrel, the active ingredient in Plavix®, to the BMS alliances responsible for U.S. sales (reflecting the strong growth of Plavix® in the U.S. market). The difference between reported growth and comparable growth in the United States reflects primarily the strengthening of the U.S. dollar, as well as the sale of our product Prenate® in 2001.

In Europe, our sales growth was particularly strong in Italy, as well as in Spain (where sales grew by 31.6%), which became our fourth largest European country in terms of sales in 2001 (€295 million). We also increased sales in France, our largest country in terms of sales, where we had volume growth due principally to the strength of our lead products.

Outside the United States and Europe, we recorded strong sales growth in Central and Eastern Europe, where sales increased by 57.6%, as well as in Asia and the Middle East, where our sales grew by 25.8%. We also recorded strong sales growth in Japan, principally due to the successful launch of Stilnox® in December 2000 (under the brand name Myslee®) by our joint venture with Fujisawa, although this growth was impacted by the weakness of the Japanese yen. Similarly, strong volume growth in Latin America was not fully reflected in our sales growth due to the weakness of the Brazilian real.

Products.    Our three leading products, which together accounted for 30.2% of our total net pharmaceutical sales in 2001, or €1,914 million, were Plavix®, Aprovel® and Stilnox®. Their 2001 combined sales represent an increase of 45.1% compared with 2000. Our five largest products accounted for approximately 32.3% of net sales in 2000 and 38.7% of net sales in 2001, our ten largest products accounted for approximately 47.9% in 2000 and 53.7% in 2001, and our fifteen largest products accounted for approximately 57.4% in 2000 and 62.7% in 2001.

The following table breaks down our consolidated net sales of pharmaceutical products by product.

		Year ended December 31,			% change(1)
		2000 Reported	2000 Comparable	2001 Reported	Reported	Comparable
		(€ in millions)
Product	Therapeutic Area
Stilnox®	Central Nervous System	582	592	786	34.9%	32.7%
Plavix®	Cardiovascular/Thrombosis	437	436	705	61.4%	61.7%
Aprovel®	Cardiovascular/Thrombosis	300	298	423	40.9%	42.1%
Fraxiparine®	Cardiovascular/Thrombosis	255	256	297	16.6%	16.3%
Depakine®	Central Nervous System	211	214	243	14.9%	13.7%
Corotrope®	Cardiovascular/Thrombosis	180	184	237	31.2%	28.5%
Ticlid®	Cardiovascular/Thrombosis	235	235	205	(12.5%)	(12.5%)
Eloxatin®	Oncology	141	139	196	38.7%	40.7%
Cordarone®	Cardiovascular/Thrombosis	156	152	162	4.2%	6.4%
Tildiem®	Cardiovascular/Thrombosis	154	153	152	(1.6%)	(1.0%)
Xatral®	Internal Medicine	120	120	148	23.4%	24.1%
Dogmatil®	Central Nervous System	134	126	124	(7.1%)	(1.1%)
Solian®	Central Nervous System	93	92	116	24.4%	25.1%
Aspégic® and derivatives	Central Nervous System	100	100	100	0.0%	0.0%
Kerlone®	Cardiovascular/Thrombosis	77	73	82	7.6%	12.4%
Others		2,357	2,320	2,363	0.3%	1.9%

Total consolidated net pharmaceutical sales		5,532	5,490	6,339	14.6%	15.5%

(1)	These percentages are calculated on the basis of figures that have not been rounded.

Our Three Lead Products. Consolidated sales of each of our three lead products, Plavix®, Aprovel® and Stilnox®, grew substantially between 2000 and 2001. Plavix® and Aprovel® sales increased primarily from growth in volume, particularly in Europe and the United States reflecting the fact that they are relatively new drugs that have not yet reached maturity. Stilnox® growth is principally due to strong sales in the United States through our Lorex joint venture, as well as a strong performance in Japan where it was launched in December 2000 through a joint venture with Fujisawa (under the brand name Myslee®). A portion of sales growth for each of our three lead products is due to a 5-7% price increase for each of these products in the United States.

•

Plavix® was our fastest growing product in terms of sales and our second largest product by overall consolidated net sales in 2001. Plavix® represented 7.9% of total consolidated net pharmaceutical sales in 2000 and 11.1% in 2001. Developed sales of Plavix® were €2,033 million in 2001, representing an increase of 58.9% compared to developed sales of €1,279 million in 2000. Plavix® sales in the United States are included in the developed sales totals but are not reflected in our consolidated net sales.

•	Aprovel® was our second fastest growing product and our third largest product by overall consolidated net sales in 2001. Aprovel® represented 5.4% of total consolidated net pharmaceutical sales in 2000 and 6.7% in 2001. Developed sales of Aprovel® were €924 million in 2001, an increase of 38.9% on a reported basis over the 2000 figure of €665 million. As with Plavix®, we do not include U.S. sales of Aprovel® in our consolidated net sales, although they are included in developed sales.

•	Stilnox® was our largest product in terms of consolidated net sales and our fourth fastest growing product. Stilnox® represented 12.4% of our consolidated net pharmaceutical sales in 2001, up from 10.5% in 2000. Developed sales increased 32.0% on a reported basis, from €920 million in 2000 to €1,215 million in 2001. Our consolidated net sales include our proportionate share of United States sales of Stilnox®.

Other Products. Eloxatin® continued to experience steady growth following its launch in 1999 in Europe, with sales increasing by 38.7% over 2000. Sales of Ticlid® declined as anticipated, as the product is being gradually replaced by Plavix®. Dogmatil® sales were adversely affected in 2001 by the weakness of the Japanese yen, resulting in a significant difference between the year-on-year change on a reported basis and on a comparable basis. Both Xatral® and Solian® experienced strong growth in 2001, due primarily to the introduction of a new formulation, in the case of Xatral®, as well as growth resulting from the 1997 approval of an additional indication in the case of Solian®.

Therapeutic Areas. Cardiovascular/Thrombosis sales accounted for €2,625 million in 2001, representing approximately 41.4% of our consolidated net sales of pharmaceutical products, an increase of 20.9% over 2000. This growth essentially reflects the increase in sales of Plavix® and Aprovel®, two of our lead products. Central Nervous System and Internal Medicine accounted for approximately 28.5% and 23.1% of our 2001 consolidated net pharmaceutical sales, respectively.

The following table breaks down our consolidated net sales of pharmaceutical products by therapeutic area:

	Year Ended December 31,			% change
	2000 Reported	2000 Comparable	2001 Reported	Reported	Comparable
	(€ in millions)
Therapeutic area:
Cardiovascular/Thrombosis	2,171	2,159	2,625	20.9%	21.6%
Central Nervous System	1,583	1,571	1,807	14.2%	15.1%
Internal Medicine	1,411	1,390	1,465	3.8%	5.4%
Oncology	155	151	208	33.9%	37.3%

Total	5,319	5,271	6,105	14.8%	15.8%
Other	213	219	234	9.5%	6.6%

Total consolidated net pharmaceutical sales	5,532	5,490	6,339	14.6%	15.5%

Operating Profit

Our operating profit was €2,106 million in 2001, representing a 33.5% increase compared to our operating profit in 2000 of €1,577 million. Operating profit in 2001 represented 32.5% of consolidated net sales, while in

2000 operating profit was 26.4% of consolidated net sales. This improvement in our operating margins was driven principally by higher gross margins, which improved from 75.8% in 2000 to 80.7% in 2001, and our increased profit shares in our alliances, which we record under “other operating income/(expense), net.”

The following table breaks down our operating profit for 2000 and 2001 among its principal components.

	Year ended December 31
	2000		2001
	Amount	% of Sales	Amount	% of Sales
	(€ in millions)
Net sales	5,963	100.0%	6,488	100.0%
Cost of goods sold	(1,442)	(24.2%)	(1,253)	(19.3%)

Gross profit	4,521	75.8%	5,235	80.7%
Research and development expenses	(945)	(15.9%)	(1,031)	(15.9%)
Selling and general expenses	(2,016)	(33.8%)	(2,306)	(35.5%)
Other operating income/(expense), net	17	0.3%	208	3.2%

Operating profit	1,577	26.4%	2,106	32.5%

Our gross margin improved from 75.8% in 2000 to 80.7% in 2001, principally due to the increased royalty payments from our alliance partners with respect to our three lead products and, to a lesser extent, to the divestiture of non-core businesses with relatively low gross margins. The improvement in our margins is also due to strong performance from our top 15 products as well as overall improvements in our product mix.

Research and development expenses increased to €1,031 million in 2001, a 9.1% increase over 2000, although they remained unchanged as a percentage of our net sales. The increase in spending was principally due to seven new active ingredients entering into the development phase and clinical trials both for new indications for products that are already on the market, such as Plavix®, Arixtra®, Eloxatin® and Xatral®, as well as for new products in development.

Selling and general expenses increased in 2001 to 35.5% of our net sales compared with 33.8% of our net sales in 2000, reflecting principally increased costs due to the expansion of our sales force in the United States as well as increased marketing in Japan in connection with the launch of Stilnox® (under the brand name Myslee®).

We realized a significant increase in “other operating income/(expense), net,” which reflects principally operating profits of our alliances to which we are entitled or to which our partners are entitled, as discussed above. The increase was due primarily to three factors:

•	an increase in operating profits from our BMS alliance relating to Plavix®, reflecting significant increases in developed sales of Plavix® in the United States;

•	the increase in our participation in the promotional activities and profitability of our alliance with BMS relating to sales of Aprovel® (under the brand name Avapro®) in the United States; and

•	an increase in our profit share in the Lorex joint venture (up to 47.0% from 40.0% in 2000), which reduced the difference between our proportionately consolidated revenues and operating expenses and our actual financial interest in the operating profits of the joint venture. See “Overview — Financial Presentation of Alliances — Lorex Joint Venture” above.

Among our three geographical segments, operating profit grew most rapidly in the United States, principally due to the impact of the factors described above with respect to our alliances. The United States accounted for 41.0% of our operating profit excluding unallocated costs. Europe’s operating profit was 44.7% excluding unallocated costs. The following table breaks down our 2000 and 2001 operating profit by geographical market.

	Year Ended December 31,
	2000	2001	% change
	(€ in millions)
Europe	1,190	1,427	19.9%
United States	835	1,311	57.0%
Other Countries	440	456	3.7%
Unallocated costs(1)	(888)	(1,088)	22.5%

Total operating profit	1,577	2,106	33.5%

(1)	Unallocated costs consists mainly of a portion of our research and development expenses and of our administrative expenses.

Net Financial Income/(Expense)

Net financial income/(expense) increased from €18 million in 2000 to €102 million in 2001. This increase was due primarily to interest income earned on cash flow from operations and on the proceeds from the divestitures that we made in 2001.

Amortization and Impairment of Intangibles

Our amortization and impairment of intangibles increased from €35 million in 2000 to €68 million in 2001. This increase was principally due to amortization of the intangible assets relating to our October 2001 payment to BMS in exchange for an increase in our participation in the promotional activities and profitability of the alliance relating to U.S. sales of Aprovel®.

Exceptional Income

Exceptional income increased from €46 million to €281 million in 2001. This significant increase is principally due to the sale of our interest in Les Laboratoires de Biologie Végétale Yves Rocher for €316 million in December 2001, which resulted in the recognition of a capital gain of €125 million on the sale, as well as the sale of Sylachim, Ela Medical, Porgès, Dentoria and two products, Prenate® and Gabitril®.

Income Taxes

Income taxes increased by 37.8%, from €611 million in 2000 to €842 million in 2001. The increase was principally attributable to the growth in our income before income taxes, partially offset by a reduction in our effective tax rate. Our effective tax rate was 34.8% in 2001, compared to 38.0% in 2000.

Net Income

As a result of the foregoing, our net income increased from €985 million in 2000 to €1,585 million in 2001. Earnings per share increased from €1.35 in 2000 to €2.17 in 2001 in each case on a basic and diluted basis.

Liquidity and Capital Resources

Our operations generate significant positive cash flow. We fund our investments primarily with operating cash flow and pay regular dividends on our shares. Our financial debt is limited, and we had a net cash position as of December 31, 2002.

Cash Flow

For the year ended December 31, 2002, our activities generated €2,260 million of cash flow, an increase of 30.5% compared to €1,732 million recorded in 2001. The increase reflected primarily the growth in our net income, as well as the fact that our 2001 net income included significant capital gains. At the same time, our working capital requirements increased by €584 million in 2002. This increase reflects principally a €413 million tax payment in 2002, much of which reflected the payment of a payable recorded in 2001. The increase also reflects the terms of payments relating to transactions with our alliance partners, such as sales of active ingredients. As a result of the increase in working capital requirements, our cash flow from operations decreased from €1,818 million in 2001 to €1,676 million in 2002.

We used €1,409 million of cash in our investing activities during the year ended December 31, 2002, a €1,296 million increase compared to €113 million in 2001. The difference was principally the result of our acquisition of the remaining 51% of the Lorex joint venture in April 2002 for €670 million, and the remainder relates to a payment made to BMS with respect to the increase in our interest in Aprovel® in the United States. Our investments in tangible fixed assets (principally manufacturing facilities and, to a lesser extent, research sites) increased from €283 million in 2001 to €423 million in 2002, resulting mainly from an increase in production capacity for new products. Proceeds from asset sales declined from €492 million in 2001 to €22 million in 2002.

In 2002, we used €1,591 million in connection with our financing activities, reflecting primarily the acquisition of our shares under a share buy back program (€1,170 million) and the payment of dividends on our shares (€476 million). Our borrowings were essentially unchanged in 2002.

Financial Debt

Our financial debt amounted to approximately €416 million at December 31, 2002, of which €351 million was short-term debt. Most of the long-term debt consisted of capital lease obligations. As of December 31, 2002, we had €11 million of long-term debt maturing in 2004 and €8 million of long-term debt maturing in 2005. Since December 31, 2002, our financial debt has not changed materially.

As of December 31, 2002, our cash and cash equivalents were €2,465 million. As a result, our net cash position was €2,049 million as of that date.

Contractual Obligations and Other Commercial Commitments

We have various contractual obligations and other commercial commitments arising from our operations. These obligations and commitments are more fully described in this annual report under various headings and in this Item 5. We do not consider our aggregate contractual obligations and other commercial commitments as of December 31, 2002 to be significant.

The following table lists the aggregate maturities of our contractual obligations given as of December 31, 2002.

Contractual obligations given

		Payments due by Period
	Total	Under 1 Year	1-5 Years	Over 5 Years
	(in millions of €)
Long-term debt, excluding capital lease obligations	63	49	8	6
Capital lease obligations (including interest)	72	9	29	34
Operating leases	425	70	191	164
Irrevocable purchase obligations	65	60	5	—
Other long-term obligations	202	33	128	41

Total	827	221	361	245

As of December 31, 2002, we had given a total of €66 million in commercial commitments, €37 million of which is payable within one year, €9 million of which is payable between one to five years, and €20 million of which is payable in more than five years from such date. Otherwise, we have no outstanding commercial commitments. For additional information regarding our commercial commitments, see Note D.18 to our financial statements included under Item 18.

In addition, we may have payments due to our research and development partners under collaborative agreements. These agreements typically cover multiple products, and give us the option to participate in development on a product-by-product basis. When we exercise our option with respect to a product, we pay our collaborative partner a fee and receive intellectual property rights to the product in exchange. We also are generally required to fund some or all of the development costs for the products that we select, and to make payments to our partners when those products reach development milestones.

Our principal collaborative agreements are:

•	a collaboration agreement with Organon to develop anti-thrombotic oligosaccharides (in continuation of the work that resulted in the development of Arixtra®), under which we have agreed to make payments to Organon for the rights to market products outside the United States, Canada and Mexico that include phased payments to Organon up to a maximum of $100 million if additional indications are approved, minimum royalties of $75 million for sales,

•	three licensing agreements under which we have agreed to pay aggregate minimum royalties of €17 million;

•	a collaboration agreement with Cephalon for the development of angiogenesis inhibitors, in respect of which the payment for the first product could reach $32 million;

•	an agreement with Immuno-Designed Molecules to develop cellular immunology therapies for cancer under which our payments could reach €32 million for each of up to 20 products, at our option, over 10 years, and under which we acquired €20 million in shares of IDM in 2002 and have also agreed to subscribe for an additional €10 million of shares in the future; and

•	an agreement with Mitsubishi-Pharma Corp to develop neuroprotective agents for use in the treatment of neurogenerative disorders.

Because of the uncertain nature of development work, it is impossible to predict if we will exercise an option for a product or if the relevant milestones will be achieved. For this reason, it is impossible to estimate the maximum aggregate amount that we will actually pay in the future under our outstanding collaborative agreements. Given the nature of our business, it is highly unlikely that we will exercise all options for all products or that all milestones will be reached.

Liquidity

We expect that our existing cash resources will be sufficient to finance our ongoing activities and investments for the next several years. We do not anticipate any significant increase in our capital expenditures in 2003 compared with recent years, and we have no current plans that would result in a significant increase for the next several years.

We do not anticipate any significant change in our sources of liquidity in the future, as our operating cash flow should remain substantial so long as our consolidated earnings continue to grow. We do not anticipate needing to increase our borrowings significantly, unless we undertake a major acquisition that would require us to change our financing strategy. While we cannot be certain that our earnings will continue to grow as they have in the past, we are not aware of any currently existing circumstances that would be likely to materially and adversely affect our consolidated earnings in the near future. Moreover, a major reduction in earnings or a very large increase in our expenses would be required in order for our operating cash flow to be insufficient to fund our ongoing liquidity requirements. Even if this were to occur, our low level of financial debt would provide us with a significant source of potential liquidity.

U.S. GAAP Reconciliation and Presentation Differences

We prepare our consolidated financial statements in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. As a result, our net income and shareholders’ equity is different under U.S. GAAP and under French GAAP. For a detailed discussion of the differences between French GAAP and U.S. GAAP as they relate to our consolidated net income and shareholders’ equity, see Note F to our audited consolidated financial statements included under Item 18.

Net Income

The following table sets forth our net income under French GAAP and U.S. GAAP for the periods indicated. The columns for 2000 and 2001 are “restated” to reflect our U.S. GAAP taking into account the restatements of the financial statements of certain alliance entities under the operational management of BMS, as described above under “Overview — Alliances — Bristol-Myers Squibb.” The restatements, which are set forth under the heading “revenue recognition — U.S. BMS alliance,” affected our share of the operating profits and royalties relating to the alliance entities.

	Year Ended December 31,
	2000	2001	2002
	(restated)	(restated)
	(in millions of €)
French GAAP net income	985	1,585	1,759
Purchase accounting adjustments	(606)	(445)	(311)
Provisions and other liabilities	(99)	(23)	—
Revenue recognition – U.S. BMS alliance	(8)	(136)	117
Other	99	(50)	23
Income tax effects	221	167	52

U.S. GAAP net income	592	1,098	1,640

•	Purchase accounting. The principal purchase accounting adjustment, amounting to a charge of €527 million in 2000, €364 million in 2001 and €265 million in 2002, relates to the business combination of Sanofi and Synthélabo. Under French GAAP, the transaction was accounted for as a merger. As a result, no goodwill was recorded in connection with the merger, and existing assets and liabilities of Sanofi and Synthélabo were revalued to adjust them to their value to our company. Under U.S. GAAP, the business combination is accounted for as a purchase, with Sanofi deemed the acquirer of Synthélabo. As a result, the transaction resulted in the recognition of significant goodwill and intangible assets. The difference in net income in 2000 and 2001 was principally the result of amortization of goodwill and identified intangible assets. Beginning in 2002, we no longer amortize goodwill, but instead test goodwill annually for impairment, in accordance with Statement of Financial Accounting Standards No. 142. As a result, in 2002 this item reflects primarily the amortization of intangible assets.

Our net income was also affected by the purchase accounting treatment under U.S. GAAP of Sanofi’s acquisition of the human healthcare division of Eastman Kodak, Sterling Winthrop, in 1994. Under French GAAP, no goodwill or intangibles associated with the acquisition of Sterling Winthrop are reflected in our consolidated financial statements. Under U.S. GAAP, a portion of the purchase price was allocated to identified intangible assets, which are being amortized over periods ranging from 8 to 20 years. This difference amounted to €51 million in 2000 and €52 million in 2001 and €46 million in 2002.

•	Provisions and other liabilities. In connection with the merger, under French GAAP we recorded certain provisions, principally in respect of anticipated restructuring costs. Under U.S. GAAP, which has more restrictive criteria, certain of these charges do not qualify for provisioning under U.S. restructuring rules and were charged to expense in 2000 or 2001. This was the primary factor that led to a reduction of €99 million in net income in 2000 and €23 million in 2001.

Presentation Differences

In addition to the foregoing, there are differences in presentation between our French GAAP and U.S. GAAP financial statements, which have no impact on our net income or shareholders’ equity, but instead impact classification and display. The principal presentation differences are the following:

•	Under U.S. GAAP, our Lorex joint venture was accounted for using the equity method until December 31, 2001. Under French GAAP, until December 31, 2001, we accounted for Lorex using the proportionate consolidation method, which means that we presented our share of the assets, liabilities, equity, revenue and expense of the joint venture in each major caption of our balance sheet and statement of income.

•	Under French GAAP, the alliance entities majority-owned by BMS are presented in a manner similar to the equity method, with our share of the operating profit recorded under “other operating income/ (expense)” in our statement of income. Alliance entities that we majority-own are consolidated, with BMS’ share of the operating profit recorded as a charge under “other operating income/(expense)” in our statement of income. Under U.S. GAAP, the alliance entities majority-owned by BMS are presented as equity method investees, with our share of the operating profits recorded as income from equity method investees in our statement of income. Alliance entities that we majority-own are fully consolidated, with BMS’ share of the operating profit presented in minority interests in our statement of income.

•	Restructuring charges and certain other items are treated as exceptional income or expenses under French GAAP but are treated as operating income or expenses under U.S. GAAP. As a result, these items impact our operating income under U.S. GAAP, while they do not impact our operating income under French GAAP.

•	Under French GAAP, we record royalties received under licenses and specific government levies related to the pharmaceuticals sector paid in certain countries in “cost of goods sold.” Under U.S. GAAP, license royalties are reflected as “revenues,” and specific government levies related to the pharmaceuticals sector are reflected in “selling and general expense.”

Shareholders’ Equity

The following table sets forth our shareholders’ equity under French GAAP and U.S. GAAP as of the dates indicated. The columns for 2000 and 2001 are restated to reflect our U.S. GAAP shareholders’ equity taking into account the restatements of the financial statements of certain alliance entities under the operational management of BMS, as described above under “Overview — Alliances — Bristol-Myers Squibb.” The restatements, which are set forth under the heading “Revenue recognition — U.S. BMS alliance,” affected our share of the operating profits relating to the alliance entities.

	As of December 31,
	2000	2001	2002
	(restated)	(restated)
	(in millions of €)
French GAAP shareholders’ equity	4,304	5,768	6,035
Purchase accounting adjustments	9,479	8,927	8,576
Provisions and other liabilities	110	35	—
Revenue recognition – U.S. BMS alliance	(21)	(160)	(35)
Other	(168)	(456)	(695)
Income tax effects	(1,563)	(1,365)	(1,282)

U.S. GAAP shareholders’ equity	12,141	12,749	12,599

The principal factor affecting the determination of our shareholders’ equity under U.S. GAAP was the purchase accounting treatment of the merger, which resulted in shareholders’ equity under U.S. GAAP being €9,201 million more than the corresponding French GAAP figure in 2000, €8,761 million more in 2001 and €8,465 million more in 2002. This difference was partially offset by the impact of the income taxes, which decreased our U.S. GAAP shareholders’ equity compared to the corresponding French GAAP figure by €1,563 million in 2000, €1,365 million in 2001 and €1,282 million in 2002.

Recent Accounting Pronouncements

The U.S. Financial Accounting Standards Board, or FASB, issued the following recent accounting pronouncements in 2002, which are applicable to our company:

•	Statement of Financial Accounting Standars, or SFAS, No. 143, Accounting for Asset Retirement Obligations;

•	SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities;

•	FASB Interpretation No. 45, Guarantors’ Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; and

•	FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.

For details regarding these recent accounting pronouncements and their expected impact on our future financial results, please see Note F.3.6 to our financial statements included under Item 18.

Critical Accounting and Reporting Policies

Our consolidated financial statements are affected by the accounting and reporting policies that we use. Certain of our accounting and reporting policies are critical to an understanding of our results of operations and financial condition, and in some cases the application of these critical policies can be significantly affected by the estimates, judgments and assumptions made by management during the preparation of our consolidated financial statements. The accounting and reporting policies that we have identified as fundamental to a full understanding of our results of operations and financial conditions are the following:

•	Treatment of Alliances. Our policies with respect to alliances are discussed above under “Overview – Financial Presentation of Alliances” and “Overview — Sources of Revenues and Expenses.” While our treatment of alliances does not require us to make significant estimates, an understanding of our income statement requires an understanding of the presentation of the results of our alliances, including the presentation of royalties paid and received in our cost of sales, and the presentation of our share of profits from our alliances under “Other operating income / (expense), net.”

•	Impairment Testing. We test our intangible assets periodically for impairment. The most significant intangible assets that we test for impairment are those resulting from the U.S. GAAP treatment of business combinations, as discussed above under “ — U.S. GAAP Reconciliation and Presentation Differences — Net Income.” We test for impairment on the basis of the same objective criteria that are used for the initial valuation. Our initial valuation and ongoing tests are based on the relationship of the value of our projected future cash flows associated with the asset to either the purchase price of the asset (for its initial valuation) or the recorded value of the asset (for ongoing tests). The determination of the underlying assumptions related to the recoverability of intangible assets is subjective and requires the exercise of considerable judgment. Any changes in key assumptions about our business and prospects, or changes in market conditions, could result in an impairment charge.

•	Pension and Retirement Benefits. We recognize our pension and retirement benefit commitments as liabilities on the basis of an actuarial estimate of the potential rights vested in employees and retirees as of the balance sheet date, net of the valuation of funds to meet these obligations. We prepare this estimate on an annual basis taking into account actuarial assumptions, including life expectancy, staff turnover, salary growth, long-term return on plan assets, retirement and discounting of amounts payable. Depending on the assumptions and estimates used, the pension and post-retirement benefit expense could vary within a range of outcomes and have a material effect on reported earnings.

•	Deferred Taxes. We account for deferred taxes using the liability method, whereby deferred income taxes are recognized on tax loss carry-forwards, and the difference between the tax and carrying amount of assets and liabilities. We calculate our deferred tax assets and liabilities using enacted tax rates applicable for the years during which we estimate that the temporary differences are expected to reverse. We record a provision when it is more likely than not that the realization of the deferred tax assets will not occur.

Item 6.    Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

In accordance with our bylaws (statuts), we are managed by our Board of Directors (conseil d’administration), which must be composed of a minimum of 3 and a maximum of 18 members. Each member of the Board of Directors is appointed for a term of 5 years and we cannot have more than 1/3 of our Directors be older than 70 years of age. Under French law, the Board of Directors has broad authority to take actions in the name of Sanofi-Synthélabo within the scope of our corporate purpose (subject to the authority expressly reserved by law to the shareholders). In accordance with our bylaws, each director must be the direct legal owner of at least one of our shares throughout his or her term of office.

In 2002, our Board of Directors was composed of 12 members. Total, through its subsidiary Elf Aquitaine, and L’Oréal, our major shareholders, are parties to a shareholders’ agreement that includes provisions relating to the composition of our Board of Directors. See Item 7 “Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreement.” This agreement provides that four of the members are chosen from among candidates proposed by Total, three are chosen from among candidates proposed by L’Oréal, two are chosen by mutual agreement between Total and L’Oréal from among our corporate officers, and three are chosen by mutual agreement between Total and L’Oréal from among candidates independent of Total, L’Oréal and our company. In practice and with the consent of Total and L’Oréal, the actual composition of our Board of Directors has varied slightly from that contemplated in the agreement.

The names and positions of the members of our Board of Directors in 2002, their ages, business experience, dates of initial appointment, the year in which their term expires and information on their principal business activities outside our company are as follows:

Jean-François Dehecq	Age:	63
Chairman and Chief Executive Officer	First elected: Term expires:	May 18, 1999 2004
	Principal occupation:	Chairman and Chief Executive Officer of Sanofi-Synthélabo
	Other directorships and business experience:	Director of Air France, Pechiney and Société Financière des Laboratoires de Cosmétologie Yves Rocher

René Barbier de la Serre	Age:	62
Director	First elected:	May 18, 1999
	Term expires:	2004
	Principal occupation:	Retired
	Other directorships and business experience:	Former Executive Vice Chairman of CCF; Former Chairman Conseil des Marchés Financiers; Chairman of TAWA UK Ltd.; Director of Crédit Lyonnais and Schneider Electric; Member of the Supervisory Boards of Pinault-Printemps-Redoute, Compagnie Financière St. Honoré and Euronext N.V.

Robert Castaigne	Age:	56
Director	First elected:	February 21, 2000
	Term expires:	2004
	Principal occupation:	Chief Financial Officer of Total
	Other directorships and business experience:	Director of Atofina, Compagnie Générale de Géophysique, Elf Aquitaine and Hutchinson

Pierre Castres Saint Martin	Age:	67
Director	First elected:	May 18, 1999
	Term expires:	2004
	Principal occupation:	Retired
	Other directorships and business experience:	Former Deputy General Manager of L’Oréal; Director of Fimalac and SEB; Chairman of Supervisory Board of Group Marc de Lacharrière, Member of Supervisory Board of Arc International

Thierry Desmarest	Age:	57
Director	First elected:	February 21, 2000
	Term expires:	2004
	Principal occupation:	Chairman and Chief Executive Officer of Total and Elf Aquitaine
	Other directorships and business experience:	Member of Supervisory Boards of Areva and L’Air Liquide

Lord Douro	Age:	57
Director	First elected:	May 22, 2002
	Term expires:	2007
	Principal occupation:	Chairman, Richemont Holdings (UK) Limited
	Other directorships and business experience:	Chairman, Framlington Holdings Ltd.; Director of Compagnie Financière Richemont, Global Asset Management Worldwide and of Pernod Ricard S.A.

Pierre-Gilles de Gennes	Age:	70
Director	First elected:	May 18, 1999
	Term expires:	2004
	Principal occupation:	Professor at the Collège de France
	Other directorships and business experience:	Member of Supervisory Boards of L’Air Liquide and Rhodia; Nobel Prize in Physics (1991)

Hervé Guérin	Age:	61
Director	First elected:	May 18, 1999
	Term expires:	2004
	Principal occupation:	Retired
	Other directorships and business experience:	Former Chairman and Chief Executive Officer of Synthélabo prior to the merger; Former Vice Chairman and Managing Director of Sanofi-Synthélabo; Director of Ethypharm, Chairman of Supervisory Board of Human Health Investments (H2i)

Elf Aquitaine, Director permanent representative:
Jean-Paul Léon	Age:	65
	First elected:	May 18, 1999
	Term expires:	2004
	Principal occupation:	Retired
	Other directorships and business experience:	Former CFO, Executive Vice President Corporate Strategy of Sanofi prior to the merger; Director of Société Financière des Laboratoires de Cosmétologie Yves Rocher

Lindsay Owen-Jones	Age:	57
Director	First elected:	May 18, 1999
	Term expires:	2004
	Principal occupation:	Chairman and Chief Executive Officer of L’Oréal
	Other directorships and business experience:	Director of BNP Paribas (France) and Gesparal (France); Vice President and Member of Supervisory Board of L’Air Liquide (France); Director and Chairman of Galderma Pharma (Switzerland)

L’Oréal, Director permanent representative:
Michel Somnolet	Age:	63
	First elected:	May 18, 1999
	Term expires:	2004
	Principal occupation:	Advisor to the Chairman and Chief Executive Officer of L’Oréal (France)
	Other directorships and business experience:	Former Vice President, General Management, Administration and Finance of L’Oréal (France), Director of L’Oréal (France); Chairman and Director of Geral Inc. (USA), Director of L’Oréal USA Inc. (USA); Member of Supervisory Board of L’Oréal Maroc (Morocco) and Director of Eramet (France)

Bruno Weymuller	Age:	54
Director	First elected:	May 18, 1999
	Term expires:	2004
	Principal occupation:	Executive Vice President, Strategy and Risk Assessment of Total
	Other directorships and business experience:	Director of Elf Aquitaine and Technip

Our May 19, 2003 shareholders’ meeting approved the appointment of Mr. Gérard Van Kemmel, 63 years old, to a 5-year term on our board of directors. Mr. Van Kemmel is currently serving as President of Novell for Europe, the Middle East and Africa.

None of our directors has any family relationship with any of our other directors or member of our senior management. None of our directors has entered into a service contract with our company or any of our subsidiaries providing for benefits upon termination of his service as a director.

Senior Management

The names, positions and business experience of our senior officers are as follows:

Jean-Francois Dehecq is our Chairman and Chief Executive Officer. Mr. Dehecq has a degree from the Ecole Nationale des Arts et Metiers. He began his career as a mathematics professor and then served in the Army as a research scientist at the Nuclear Propulsion Department. From 1965 until 1973, he served in a variety of positions at the Société Nationale des Pétroles d’Aquitaine (SNPA) before joining Sanofi as Managing Director (Directeur Général) in 1973. From 1982 to 1988, Mr. Dehecq served as Vice President and Managing Director (Vice Président Directeur Général) of Sanofi, before being appointed Chairman and Chief Executive Officer (Président Directeur Général) of Sanofi in 1988. Following the merger in 1999, he was appointed to his present position. Mr. Dehecq sits on the board of directors of Air France and Pechiney. From 1988 through 1999, he also served as Managing Director of Health for the Elf Aquitaine Group.

Gérard Le Fur is our Senior Executive Vice President and Executive Vice President, Scientific Affairs. Mr. Le Fur has degrees in both pharmacy and science. He began his career at Laboratoires Pharmuka as Chief of Laboratories and later served as Assistant Director of Research and Development before joining Laboratoires Rhône–Poulenc as Director of Biology. He began his career at Sanofi in 1986 as Assistant Director of Research and Development, and was named Director of Research and Development in 1995, prior to being named to Executive Vice President, Scientific Affairs in June 1999 following the merger. He was appointed Senior Executive Vice President (Directeur Général Délégué) by our Board of Directors on December 11, 2002.

Pierre-Jean Lepienne is our Executive Vice President, Corporate Affairs. He has a degree from the Ecole Supérieure de Commerce of Paris, a diploma in Economics and Finance from the University of Saõ Paulo and completed graduate studies in finance at Stanford University. Mr. Lepienne began his career at Robert et Carrière Laboratory as General Secretary, and then served as Chief Financial Officer (Directeur Financier), a position that he continued to hold once it became the Synthélabo Group. Mr. Lepienne later served as President of Synthélabo Pharmacie and as Executive Vice President and Director of Synthélabo S.A. before being named to his present position in 1999 following the merger.

Hanspeter Spek is our Executive Vice President, Operations. He graduated from business school in Germany and then completed an apprenticeship. In 1974, Mr. Spek completed a management training program for Pfizer International and then joined Pfizer RFA as a junior product manager. He served in various positions at Pfizer RFA, including as manager of the marketing division. Mr. Spek joined Sanofi Pharma GmbH, Sanofi’s German affiliate, in 1985 as Marketing Director, and served in various positions in Germany and then at Sanofi in France, before being named Senior Vice President Europe following the merger in 1999. He served as Executive Vice President, International Operation from October 2000 until January 2003, when he was named to his present position.

Jean-Claude Armbruster is our Senior Vice President, Corporate Human Resources. Mr. Armbruster has both a diploma (DES) and a bachelors degree (maîtrise) in private law and a diploma (DES) in criminal science. He joined Sanofi’s legal staff in 1980 and served in a variety of positions, including Director of Human Resources at Sanofi, prior to being named to his present position in October 2000.

Nicole Cranois is our Senior Vice President, Group Public Relations and Communication. Mrs. Cranois has a bachelors degree (maîtrise) in literature from the Sorbonne, a degree from the Ecole Française des Attachés de Presse and has a degree from Sydney University (Australia). Mrs. Cranois previously worked for Elf France as a press executive and served as the Director of Communication for the French Ministry for Family Affairs (Ministère de la Famille) from 1981 to 1983. She joined Sanofi in 1985 as Director of Communication, and was named to her present position in June 1999 following the merger.

Jean-Pierre Kerjouan is our General Counsel and Senior Vice President, Legal Affairs. He has a degree in business from HEC (Ecole des Hautes Etudes Commerciales) as well as a law degree. From 1968 until 1981, Mr. Kerjouan worked for Yves Rocher, first as a Laboratory Chief Financial Officer (Directeur Financier) and then as the Vice President and Managing Director of Yves Rocher (Vice Président Directeur Général). He joined Sanofi Pharma International in 1981 as Managing Director (Directeur Général) and worked in a variety of positions at Sanofi, including Managing Director of Sanofi’s beauty division and Senior Vice President Legal Affairs of Sanofi, before being named to his present position in May 1999.

Marie-Hélène Laimay is our Senior Vice President and Chief Financial Officer. Mrs. Laimay has a degree in business from a French business school (Ecole Supérieure de Commerce et d’Administration des Entreprises) and a DECS, an accounting qualification. She worked as an auditor for Ernst and Young for three years prior to joining Sanofi in 1985. During her career at Sanofi, Mrs. Laimay has served in a variety of finance positions, including Financial Director of Sanofi’s beauty division, and as our Deputy Financial Director following the merger in 1999. She served as our Vice President, Internal Audit from November 2000, until being named to her present position in May 2002.

Christian Lajoux is our Senior Vice President, Europe. He has a masters degree (DEUG) in psychology, a bachelors degree (maîtrise) in philosophy and a masters degree (DESS) in management from the Institut d’Administration des Entreprises (Paris). Mr. Lajoux served in a variety of positions at Sandoz, including Division Director, before joining Sanofi Winthrop in 1993. He then served in various positions, including as Director of Operations and Managing Director (Directeur Général) of Sanofi Winthrop France, before being named Senior Vice President, France, just prior to the merger in 1999. He served in that position until being named to his present position in January 2003.

Jean-Claude Leroy is our Senior Vice President, Strategy. Mr. Leroy has a degree in business (DESCAF) from the Ecole Supérieure de Commerce of Reims, France. He began his career at Elf Aquitaine in 1975 as an internal auditor, and worked in a variety of financial positions prior to joining Sanofi as the Financial Director of Bio Industries in 1985. Mr. Leroy served in a variety of positions at Sanofi, including Financial Director, and was named Senior Vice President — Finance following the merger, before being appointed to his present position in October 2000.

Gilles Lhernould is our Senior Vice President, Industrial Affairs. Mr. Lhernould has a diploma in pharmacy, and a masters degree (DEA) in industrial pharmaceutics. He began his career as manufacturing supervisor at Laboratories Bruneau, and joined one of Sanofi’s subsidiaries in 1983 where he managed the production, and later the factory. Mr. Lhernould then served in a variety of positions within the Sanofi group, including Director of Human Resources — Pharmacy for Sanofi Pharma, and Director of Operational Human Resources at Sanofi. Following the merger, he served as our Vice President for integration, and then Vice President of Information Systems before being named to his present position in March 2001.

Gordon Proctor is our Senior Vice President, Intercontinental. Mr. Proctor has a degree in Economics and an M.B.A. in Business Management. He began his career in various sales and marketing positions in the pharmaceutical industry, moving into general management roles. From 1991 through 1994, Mr. Proctor was responsible for the Sanofi Pharmaceutical business in the United Kingdom, Ireland, Scandinavia, Belgium, Holland, Italy and Greece. Following Sanofi’s acquisition of the pharmaceutical business of Sterling, he served as regional Vice President for Asia, Australia, the Middle East, Africa, Eastern Europe, the United Kingdom and Scandinavia. Following the merger, Mr. Proctor was appointed President and Chief Executive Officer of our North American operations until being named to his present position in 2003.

Timothy Rothwell is our Senior Vice President, President North America, Chief Executive Officer of Sanofi-Synthélabo Inc. Mr. Rothwell has a B.A. from Drew University (New Jersey) and a J.D. from Seton Hall University. He began his career in 1972 as a patent attorney at Sandoz Pharmaceuticals, where he worked in a variety of operational positions, including as Chief Operating Officer for U.S. Business, until he left Sandoz in 1989. From 1989 to 1991, Mr. Rothwell worked in marketing and sales both at Squibb Corporation and Burroughs Wellcome before returning to Sandoz in 1992 as its Chief Executive Officer, U.S. Pharmaceuticals, a position that he held through 1995. From 1995 to 1998, Mr. Rothwell served in a variety of senior management positions at Rhone-Poulenc Rorer, and then joined Pharmacia in 1998. At Pharmacia he also served in a variety of managerial positions, including as Executive Vice President, and President of Global Prescription Business until leaving Pharmacia to join our company in May 2003.

None of these individuals has any principal business activities outside of Sanofi-Synthélabo.

None of these individuals has any family relationship with any director or nominee for director or other member of our senior management.

Under French law, Mr. Dehecq and Mr. Le Fur qualify as mandataires sociaux (corporate officers) of our Company.

B.	Compensation

Compensation

The compensation of our Chairman and Chief Executive Officer, Senior Executive Vice President and Executive Vice President, Scientific Affairs and of other senior management is based on an analysis of the practices of major French and European industrial companies and the opinion of the compensation and appointments committee of our Board of Directors. In addition to base compensation, senior managers receive variable compensation (which may be in excess of one-half of base compensation), which is determined by the actual performance and growth of the business areas for which the senior manager is responsible. Senior management may also be awarded stock options.

In 2002, the aggregate amount of compensation paid to our directors and senior management (23 persons in total) for services in all capacities, not including former directors and senior management who left our company during the year, was €7.9 million. Because fees paid in 2002 are attributable to 2001 services, only directors who served on the board in 2001 received fees. Of the €7.9 million, €0.37 million consisted of attendance fees (jetons de présence) paid to members of our Board of Directors (for 2001 services) as set out in the table below, €1.9 million was paid to our Chairman and Chief Executive Officer and €1.3 million was paid to our Senior Executive Vice President and Executive Vice President, Scientific Affairs.

Name	Attendance Fees Paid in 2002
(in thousands of €)
Directors
Mr. Robert Castaigne	29.24
Mr. Pierre Castres St. Martin	29.24
Mr. Pierre-Gilles de Gennes	30.28
Mr. René Barbier de la Serre	55.35
Mr. Thierry Desmarest	30.28
Elf Aquitaine	29.24
Mr. Hervé Guérin	29.24
L’Oréal	33.42
Mr. Lindsay Owen-Jones	38.64
Mr. Bruno Weymuller	33.42

Observers
Mr. Régis Dufour	14.62
Mr. René Sautier	12.53

Bonus or Profit Sharing

Our senior management are eligible for bonuses, as described above under “ — Compensation.” We do not have separate profit-sharing plans for senior management. As employees, they are able to participate in our yearly and long-term profit-sharing plans on the same terms as our other employees. These plans are described below under “ — Employees.”

Stock Options

Under French law, directors may not receive options solely as compensation for service on the board, thus only those directors who are also our employees may receive stock options. During 2002, a total of 423,000 options were granted to senior management, excluding senior management who left our company in 2002 (12 persons total), as set forth in the following table. Each option gives the right to purchase one of our shares at an exercise price of €69.94 from May 23, 2006 until May 22, 2012.

Name and Title	Number of Options Granted	Exercise Price	Expiration Date
Jean-François Dehecq Chairman and Chief Executive Officer	145,000	€69.94	May 22, 2012

Gérard Le Fur Senior Executive Vice President and Executive Vice President, Scientific Affairs	70,000	€69.94	May 22, 2012

Hanspeter Spek Executive Vice President, Operations	35,000	€69.94	May 22, 2012

Jean-Pierre Kerjouan General Counsel and Senior Vice President, Legal Affairs	23,000	€69.94	May 22, 2012

Christian Lajoux Senior Vice President, Europe	23,000	€69.94	May 22, 2012

Jean-Claude Leroy Senior Vice President, Strategy	20,000	€69.94	May 22, 2012

Pierre-Jean Lepienne Executive Vice President, Corporate Affairs	20,000	€69.94	May 22, 2012

Jean-Claude Armbruster Senior Vice President, Corporate Human Resources	15,000	€69.94	May 22, 2012

Nicole Cranois Senior Vice President, Group Public Relations and Communications	15,000	€69.94	May 22, 2012

Marie-Hélène Laimay Senior Vice President and Chief Financial Officer	18,000	€69.94	May 22, 2012

Gilles Lhernould Senior Vice President, Industrial Affairs	18,000	€69.94	May 22, 2012

Gordon Proctor Senior Vice President, Intercontinental	22,000	€69.94	May 22, 2012

For additional information regarding our stock options, see “—Share Ownership” below, Item 10 “Additional Information—Share Capital—Stock Options” and Note D.12.6 to our financial statements included under Item 18.

Pension or Retirement Benefits

The aggregate amount that we set aside or accrued to provide pension, retirement or similar benefits during 2002 for members of senior management as of December 31, 2002 (12 persons total), was €6.75 million. We do not provide pension, retirement or similar benefits to directors other than to Mr. Dehecq.

C.	Board Practices

Pursuant to our bylaws, two other persons attend the meetings of the Board of Directors as observers (censeurs), without voting rights. The current censeurs are Régis Dufour and René Sautier.

Our Board of Directors has established an audit committee, a compensation and appointments committee, and a scientific committee. The functions of these committees are described below.

Audit Committee

The audit committee is responsible for reviewing the following:

•	the scope of consolidation of our company;

•	annual and interim financial statements, and any auditors’ reports;

•	internal control procedures, the management report on internal controls and the auditor’s report on such controls;

•	appropriateness of accounting policies;

•	internal audit assignments and reports;

•	the cash position of the Group;

•	major litigation on an annual basis;

•	any issue liable to have a material financial or accounting impact;

•	risks and material off-balance sheet commitments;

•	the use of non-GAAP financial measures in the communication of financial information; and

•	appointment of our statutory auditors.

In 2002, the members of the audit committee were Lord Douro and Messrs. Barbier de la Serre, Somnolet and Weymuller. On May 19, 2003, we nominated Mr. Van Kemmel to serve on the audit committee, following his appointment as a director by our shareholders’ meeting.

Compensation and Appointments Committee

The compensation and appointments committee is responsible for the following:

•	formulating recommendations and proposals concerning the compensation of corporate officers, including retirement and pension benefits, and the granting of stock options;

•	fixing rules for the variable portion of compensation for our mandataires sociaux (corporate officers);

•	formulating policy for the granting and interval between grants of our stock options;

•	reviewing the allocation of attendance fees between directors and, where appropriate, observers (censeurs);

•	assisting our Board of Directors in selecting new directors, and in particular, independent directors;

•	make recommendations regarding the composition and future nominations to the board of directors and to senior management; and

•	advising the Chairman of our Board of Directors on the selection of key senior managers and their compensation.

In 2002, the members of the compensation and appointments committee were Messrs. Barbier de la Serre, Desmarest and Owen-Jones.

Scientific Committee

The scientific committee is responsible for the following:

•	advising the Board of Directors about the development of technologies that may influence our operations;

•	advising the Board of Directors on the direction of our research and development; and

•	assisting in addressing technical issues facing our business.

In 2002, the members of the scientific committee were Messrs. de Gennes and Dehecq.

D.	Employees

We had 32,436 employees worldwide as of December 31, 2002. The following tables set forth the breakdown of employees by geographic area and by main category of activity as of December 31, 2000, 2001 and 2002.

	As of December 31:
	2002	%	2001	%	2000	%
France	12,204	37.6%	11,842	38.8%	12,515	42.9%
Other Europe	9,274	28.6%	8,674	28.4%	8,210	28.1%
United States	3,595	11.1%	3,221	10.6%	1,893	6.5%
Japan	95	0.3%	75	0.2%	138	0.5%
Other Countries	7,268	22.4%	6,702	22.0%	6,444	22.1%

Total	32,436	100.0%	30,514	100.0%	29,200	100.0%

	As of December 31:
	2002	%	2001	%	2000	%
Sales	11,015	34.0%	10,336	33.9%	8,636	29.6%
Research and Development	6,718	20.7%	6,273	20.5%	6,203	21.2%
Production	8,043	24.8%	7,651	25.1%	8,288	28.4%
Other	6,660	20.5%	6,254	20.5%	6,073	20.8%

Total	32,436	100.0%	30,514	100.0%	29,200	100.0%

Under French law, all employers of more than 20 employees in France are required to implement a 35-hour work week. Although the work week is shorter on average and we have not reduced salaries, we have greater flexibility than before to organize the use of employee time. For example, our employees can work more than 35 hours in some weeks, but in exchange we are required to reduce the number of hours worked in other weeks to ensure that they do not work more than 35 hours per week on an annual basis. We believe this added flexibility partly compensates for the reduction in hours and that the 35-hour week does not have a material adverse effect on our financial condition.

The five principal French labor unions, the Confédération Générale de Travail (CGT), the Confédération Française Démocratique du Travail (CFDT), the Confédération Générale des Cadres (CGC), the Force Ouvrière (FO) and the Confédération Générale des Travailleurs Chrétiens (CFTC), are represented at our facilities in France. We have reached agreement with our French employees on a variety of issues including profit-sharing, harmonization of bonuses and the 35-hour workweek.

In certain other countries, our employees are also represented by labor unions, with whom we enter into collective bargaining agreements. Under a 2001 agreement with employee representatives, we established a European Works Council (Comité d’Entreprise Européen) to foster employee consultation and the exchange of information with all of our European employees. The Council has 34 representatives from each of the European Union countries and from 6 European Union candidate countries.

Although we have had labor movements and work stoppages from time to time, none of them had a significant impact on our activities. We believe our relations with our employees are good.

Profit-Sharing

We have both a yearly and a long-term profit-sharing plan for our French companies and their employees, including our senior management, the basic terms of which are described below.

•	Yearly Profit-Sharing Plan. Our yearly profit-sharing plan is designed to provide a collective return based on a formula tied to the results and performance of our business. It is not required by law, and the amount is unpredictable in nature. Our portion of the yearly profit-sharing plan agreements of our French subsidiaries varies according to our net profit. This amount is then complemented by a portion that is tied to the performance or activities of our subsidiaries themselves. On May 18, 2000, we entered into a 3-year agreement that covers 2000, 2001 and 2002 and relates to our portion of the yearly profit-sharing plan for the companies of the Sanofi-Synthélabo group. For 2002, the gross amount of the incentive at the group level was €14,054,538. Our employees also benefit from an incentive at the company level or establishment at which they are employed.

•	Long-Term Profit-Sharing Plan. In France, salaried employees have the right to participate in the profits of the business. A long-term profit-sharing plan is obligatory for companies that have at least 50 salaried employees, and the amount of the share is calculated based on the profits of the business in accordance with terms set forth in French labor laws (Code du Travail). In June 2001, we signed a long-term profit-sharing agreement covering 2001 and 2002. For 2002, the gross amount of the special profit-sharing reserve was €49,376,009.

E.    Share Ownership

As of December 31, 2002, our directors (other than L’Oréal and Elf Aquitaine, but including their permanent representatives) and senior management (12 persons total as at such date) held a total of 329,464 shares, representing less than 1% of our total shares outstanding as of such date excluding the beneficial ownership of 179,586,513 shares held by Total as of such date, which may be attributed to Mr. Desmarest, who disclaims beneficial ownership of such shares, and beneficial ownership of 143,041,202 shares held by L’Oréal as of such date, which may be attributed to Mr. Owen-Jones, who disclaims beneficial ownership of such shares. None of the other directors or members of our senior management is the beneficial owner of more than 1% of our shares.

Under our option plans existing as of December 31, 2002 or terminated in 2002, we (or our predecessor companies) granted a total of 2,272,160 options to our senior management (12 persons total at December 31, 2002) of which 1,848,000 stock options remained to be exercised as of December 31, 2002. Of the options granted to senior management, 678,000 stock options were given to our Chairman and Chief Executive Officer, of which 530,000 remained to be exercised as of December 31, 2002, and 339,800 were given to our Senior Executive Vice President and Executive Vice President, Scientific Affairs, of which 287,000 remained to be exercised as of December 31, 2002.

Following the merger, all previously granted options for the shares of Sanofi or Synthélabo were converted into options for our shares. Each of our stock options is exercisable for one of our shares. In 2002, Mr. Dehecq exercised 60,000 stock options at an exercise price of €21.46 per share and Mr. Guérin exercised 90,000 stock options at an exercise price of €8.50 per share. Mr. Le Fur did not exercise any stock options in 2002.

The main characteristics of our stock options are described in the table on the following page and in Note D.12.6 to our financial statements, included under Item 18.

EXISTING OPTION PLANS AS OF DECEMBER 31, 2002(1)

OPTIONS GRANTED

Date of Plan(s)	1993	1994	1995(2)	1996(2)	1997	1998	1999	2000	2001	2002	Total
Total number of options granted	364,000	379,600	1,498,000	1,492,800	1,382,080	1,496,400	716,040	4,292,000	2,936,500	3,111,850	17,669,270
– of which were to Senior Management	0	—	268,560	158,000	236,000	247,200	36,400	472,000	431,000	423,000	2,272,160
– of which were to Mr. Dehecq	—	—	44,000	44,000	60,000	80,000	—	160,000	145,000	145,000	678,000
– of which were to Mr. LeFur	—	—	26,400	26,400	32,000	40,000	—	75,000	70,000	70,000	339,800
Expiration Dates	Dec 2013	Oct 2014- Dec 2014	Sept 2002- Dec 2015	Sept 2003- Apr 2016	Sept 2004- Oct 2017	Dec 2005- Jun 2018	Mar 2019	May 2010	May 2011	May 2012
Exercise price (in €)	6.36	5.86 to 6.10	8.50 to 10.26	8.56 to 14.56	19.73 to 21.46	28.38 to 34.95	38.08	43.25	64.50	69.94

(1)	Including plans terminated in 2002.

(2)	In 1995 and 1996, we had stock options plans for both subscription options (options de souscription d’action) and purchase options (options d’achat d’action). Subscription options means that we will issue new shares upon the exercise of these options. Purchase options means that we will use existing shares upon the exercise of these options. For additional information regarding our stock options, please see Item 10 “Additional Information — Share Capital — Stock options” and Note D.12.6 to our financial statements filed under Item 18.

Item 7.     Major Shareholders and Related Party Transactions

A. Major	Shareholders

The table below shows the ownership of our shares at April 30, 2003, indicating the beneficial owners of more than 5.0% or more of our shares.

	Shares		Voting Rights
	Number	Percentage	Number		Percentage
L’Oréal	143,041,202	19.53%	286,082,404		27.89%
Total	179,586,513	24.52%	359,173,026		35.01%
State Street Bank and Trust(1)	36,638,351	5.00%	36,638,351		3.57%
Capital Group International, Inc.(2)	49,143,540	6.71%	49,143,540		4.79%
Other Public	274,174,470	37.43%	280,478,014		27.35%
Treasury Shares	42,383,869	5.79%	—		0%
Employees(3)	7,483,036	1.02%	14,284,072		1.39%
Total	732,450,981	100.0%	1,025,799,407	(4)	100.0%

(1)	Based on a declaration filed with the French Conseil de Marchés Financiers on December 16, 2003. In such declaration, State Street Bank and Trust informed us that it holds on shares on behalf of third parties. To our knowledge, the shares held by State Street Bank and Trust do not carry double voting rights.

(2)	Based on information provided in a Form 13G filed with the Securities and Exchange Commission on February 13, 2003. To our knowledge, the shares held by Capital Group International, Inc. do not carry double voting rights.

(3)	Represents shares held through our employee savings plan.

(4)	On the basis of the total number of voting rights published after the May 19, 2003 Annual General Meeting (i.e. 1,025,799,407).

Our statuts (bylaws) provide for double voting rights. For more information relating to our shares, see Item 10 “Additional Information — Memorandum and Articles of Association.”

Since the merger, Total has gradually reduced its ownership of our shares. Immediately after the merger it held 35.3% of our shares and 43.0% of our voting rights, and together with L’Oréal, held 54.8% of our share capital and 69.1% of our voting rights. Since January 2002, Total, in accordance with its announced intention to reduce its ownership of our share capital, decreased its ownership interest in our company from 26.1% to 24.5% of our share capital as of April 30, 2003. Total and L’Oréal together no longer hold more than 50.0% of our share capital nor more than 2/3 of our voting rights.

In accordance with our statuts, shareholders are required to notify our company once they have acquired more than 1% of our share capital (see Item 10 “Additional Information — Memorandum and Articles of Association — Requirements for Holdings Exceeding Certain Percentages”). On June 7, 2002, Citigroup Inc. informed our company that it held, as of such date, 8,019,296 shares representing approximately 1.09% of our share capital. On December 10, 2002, the Caisse des Dépôts et Consignations informed our company that it held, as of such date, 11,184,536 shares, representing approximately 1.52% of our share capital and 1.05% of our voting rights.

As of December 31, 2002, and after taking into account 3% of unidentified holders of bearer shares, French shareholders (excluding shares held by L’Oréal, Total, our employee savings plan and treasury shares) represent approximately 14% of our share capital (which is mainly held by institutional investors). Foreign shareholders represent approximately 32% of our share capital, which is held primarily by institutional investors in the United States (approximately 16%) and the United Kingdom (approximately 6%).

Shareholders’ Agreement

On April 9, 1999, Elf Aquitaine (now an affiliate of Total) and L’Oréal entered into a shareholders’ agreement (pacte d’actionnaires) with respect to their shareholdings in us. Under the terms of the shareholders’

agreement, the parties agreed not to sell any of the shares covered by the shareholders’ agreement except in certain limited circumstances, such as the commencement of a tender offer for our shares. The shares covered by the shareholders’ agreement are, at present, the 19.42% of our share capital held by L’Oréal and the 19.42% of our share capital held by Total. Sales to direct and indirect subsidiaries of the parties are exempted from this provision of the shareholders’ agreement. In addition, each of the parties granted to the other a preferential right to purchase any shares covered by the shareholders’ agreement in case of a sale of such shares under the terms of the shareholders’ agreement, and agreed to notify the other party of any sale or purchase of our shares that it makes. The shareholders’ agreement also contains provisions relating to the composition of our Board of Directors, cooperation among the parties’ respective appointees to our Board of Directors (as described above under Item 6 “Directors, Senior Management and Employees — Directors and Senior Management”), dilution of the parties’ respective shareholdings in us, and the crossing of certain percentage shareholding thresholds by the parties acting separately or in concert. Finally, the shareholders’ agreement contains provisions regulating the sale of the “free shares” not covered by the agreement’s prohibition on sale. The initial term of the shareholders’ agreement expires on December 1, 2004. A copy of this agreement is filed as an exhibit to this annual report.

B.    Related Party Transactions

In the ordinary course of business, we purchase materials, supplies and services from numerous companies throughout the world. Members of our Board of Directors are affiliated with some of these companies. We conduct our transactions with such companies on an arm’s length basis and do not consider the amounts involved in such transactions to be material.

During our three most recent complete financial years and through the date of this annual report, we have not been involved in, and we do not currently anticipate becoming involved in, any transactions that are material to us or to any of our related parties and that are unusual in their nature or conditions. We have not made any outstanding loans to or for the benefit of:

•	enterprises that, directly or indirectly, control or are controlled by, or are under common control with us;

•	enterprises in which we have significant influence or that have significant influence over us other than in the ordinary course of business;

•	shareholders beneficially owning a 10.0% or greater interest in our voting power;

•	any member of our senior management; or

•	enterprises in which persons described above own, directly or indirectly, a substantial interest in the voting power.

C.    Interests of Experts and Counsel

Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

See Item 18 “Financial Statements” and pages F-1 through F-62.

Legal Proceedings

From time to time, we and our subsidiaries may be parties to or targets of lawsuits, claims, investigations and proceedings that are handled and defended in the ordinary course of business.

In February 2002, we learned that Apotex, a generic drug manufacturer, filed an Abbreviated New Drug Application, or ANDA, with the FDA challenging two of the U.S. patents relating to Plavix®. In April 2002, we learned that Dr. Reddy’s Laboratories, a generic drug manufacturer, filed an ANDA with the FDA challenging the three U.S. patents relating to Plavix®. An ANDA is an application by a drug manufacturer to receive authority to market a generic version of an approved product, by demonstrating that it has the same properties as the original product. See Item 4 “Information on the Company — Business Overview — Regulation.” An ANDA, generally, may not be filed until the expiration of the five-year market exclusivity period that applies to the original product following its initial market authorization. If the product is protected by a patent owned by or licensed to the manufacturer of the original version, however, the ANDA cannot be approved until the patent expires unless the ANDA applicant challenges the patent. In that case, the ANDA may be filed four years following the initial market authorization of the original product.

On March 21, 2002, we filed suit in the Southern District of New York against Apotex for infringement of two of our patents, one of which expires in 2011 and the other of which expires in 2014. The 2011 patent covers the compound clopidogrel, the active ingredient in Plavix®. The 2014 patent covers the treatment of patients who have experienced an ischemic event. On May 14, 2002, we filed suit in the Southern District of New York against Dr. Reddy’s Laboratories for infringement of these patents. Recently, we decided to limit our infringement claims to the product patent expiring in 2011. If either of the challenges to our 2011 patent is successful, the prevailing party would have the right to produce a generic version of Plavix® and market it in the United States in competition with us and our alliance partner, BMS. Under U.S. law, the FDA will not be able to approve the ANDAs filed by Apotex or Dr. Reddy’s Laboratories until the earlier of May 17, 2005 or the issuance of a court decision that is adverse to the Plavix® patent. However, we believe that Plavix® will continue to enjoy its patent protection. We intend to defend our interests in this matter vigorously.

In September 2002 and in January 2003, we obtained two additional U.S. patents related to Plavix®. At the present time, we do not believe we have a basis to assert these patents against Apotex and Dr. Reddy’s Laboratories.

In March 2003, we learned that Apotex, filed an application with Canadian authorities for a marketing authorization for a generic version of Plavix®, challenging the Canadian patent for clopidogrel. We believe that our Canadian patent, which protects Plavix® in Canada until August 2012, is valid and are defending our interests in this matter vigorously.

To our knowledge, other than the matters described above, there are no currently pending or threatened legal proceedings that could have a material effect on our business, results of operations or financial condition.

Dividend Policy

See Item 3 “Key Information — Selected Financial Data — Dividends.”

B.    Significant Changes

There have not been any significant changes since the date of our financial statements included under Item 18.

Recent Developments

Following the merger of Sanofi and Synthélabo, we were in dispute with our co-shareholders in the Yves Rocher Group, who rejected the registration in our name of shares in Financière des Laboratoires de Cosmétologie Yves Rocher and Laboratoires de Biologie Végétale Yves Rocher. The shares in these entities were previously registered in the name of Sanofi.

On January 10, 2001, the Rennes Appeal Court held that our rights with respect to our investment in Financière des Laboratoires de Cosmétologie Yves Rocher be restored, and that an expert be appointed to value Sanofi’s shareholding in Laboratoires de Biologie Végétale Yves Rocher at the merger date and that Yves Rocher either repurchase the shares or register them in our name. In November 2001, the expert concluded its valuation and in December 2001, we sold our holdings in Laboratoires de Biologie Végétale Yves Rocher. During the first six months of 2001, both our company and Financière des Laboratoires de Cosmétologie Yves Rocher appealed separately to France’s highest procedural court, the Cour de Cassation, regarding the appellate judgments. On May 6, 2003, the Cour de Cassation, upheld the appellate court judgment, and confirmed our shareholding in Financière des Laboratoires de Cosmétologie Yves Rocher and our sale of our shares of Laboratoires de Biologie Végétale Yves Rocher. For additional information, see Note D.19 to our financial statement included under Item 18.

On February 25, 2003, our joint venture for the marketing of Arixtra® in the United States, Organon Sanofi-Synthélabo LLC, filed a lawsuit against Aventis in the U.S. District Court in the Middle District of Florida. The lawsuit alleges that Aventis, the manufacturer of Lovenox® (a competitor of Arixtra®), is unlawfully monopolizing and restraining competition in the field of injectable anti-coagulants. The complaint seeks injunctive relief to prohibit Aventis from imposing or enforcing contractual provisions requiring its customers to purchase a percentage of all relevant anti-coagulants from Aventis.

Item 9.    The Offer and Listing

A.	Offer and Listing Details

We have one class of shares. Each ADS represents one-half of one share. The ADSs are evidenced by American Depositary Receipts, or ADRs, which are issued by The Bank of New York. For additional information regarding our shares, see Item 10 “Additional Information—Share Capital.” For additional information regarding the ADSs, please see Item 12 “Description of Securities other than Equity Securities—American Depositary Shares.”

Our shares trade on the Premier Marché of Euronext Paris S.A. and our ADSs trade on the New York Stock Exchange. There can be no assurances as to the establishment or continuity of a public market for our shares or ADSs.

Trading History

The table below sets forth, for the periods indicated, the reported high and low quoted prices of our shares on the Premier Marché of Euronext Paris S.A. and on the New York Stock Exchange.

	Euronext Paris		NYSE
	High*	Low*	High**	Low**
Period	(in €)		(in $)
2000	71.00	34.70	—	—
First Quarter	43.19	37.70	—	—
Second Quarter	54.40	38.40	—	—
Third Quarter	62.30	47.50	—	—
Fourth Quarter	71.00	57.00	—	—
2001	86.50	52.60	—	—
First Quarter	71.00	52.60	—	—
Second Quarter	78.50	59.35	—	—
Third Quarter	78.10	65.10	—	—
Fourth Quarter	86.50	69.25	—	—
2002 (NYSE beginning on July 1)	84.30	49.78	32.80	24.90
First Quarter	84.30	69.15	—	—
Second Quarter	73.95	53.00	—	—
Third Quarter (NYSE beginning on July 1)	65.85	49.78	32.80	24.90
Fourth Quarter	65.90	54.25	31.65	27.72
2003 (through June 13, 2003)	59.50	41.50	32.94	22.53
First Quarter	59.50	41.50	32.00	22.53
Second Quarter (through June 13, 2003)	56.10	46.32	32.94	25.65
2002
December	59.70	54.25	30.70	27.72
2003
January	59.50	44.60	32.00	24.38
February	49.90	41.60	27.00	22.53
March	52.80	41.50	28.20	23.07
April	55.85	46.32	30.10	25.65
May	56.10	49.75	32.20	29.27
June (through June 13, 2003)	56.00	51.90	32.94	30.46

*	Source: Euronext Paris S.A.

**	Source: New York Stock Exchange

B.	Plan of Distribution

Not applicable.

C.	Markets

Our shares are listed on the Premier Marché of Euronext Paris S.A. and our ADSs are listed on the New York Stock Exchange, or NYSE. Our shares are included in the “CAC 40 Index” (a widely followed index of 40 major French stocks), the Dow Jones EuroStoxx 50 Index (a widely followed index of major European stocks) and the Dow Jones Stoxx Pharma Index. Since September 2002, our shares have also been included in the NYSE International 100 Index and the NYSE World Leaders’ Index, two U.S. pan-sector indices, and since April 2003, our shares have been included in the FTSEuro First 80 and 100 Indices, two European pan-sector indices.

Trading On The Premier Marché

General

On September 22, 2000, ParisBourseSBF S.A., Amsterdam Exchange N.V. and the Societé de la Bourse de Valeurs Mobilières de Bruxelles S.A. merged to create Euronext N.V., a Dutch holding company and the first pan-European stock exchange. Subsequently, ParisBourseSBF S.A. changed its name to Euronext Paris. Securities quoted on any of the stock exchanges participating in Euronext trade through a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities remain listed on their respective local exchanges. Euronext Paris retains responsibility for the admission of securities to its trading markets, as well as the regulation of these markets.

Securities approved for listing by Euronext Paris are traded in one of two regulated markets, the Bourse de Paris, which in turn comprises the Premier Marché and the Second Marché, and the Nouveau Marché. These markets are operated and managed by Euronext Paris, a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow small capitalization and start-up companies to access the stock market. In addition, the securities of certain other companies are traded on a non-regulated, over-the-counter market, the Marché Libre OTC.

Premier Marché

Securities listed on the Premier Marché of Euronext Paris are officially traded through authorized financial institutions that are members of Euronext Paris. Securities are traded continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which times trades are recorded but not executed until, respectively, the opening auction at 9:00 a.m. and the closing auction at 5:30 p.m.). Any trade of a security that occurs after a stock exchange session closes is recorded on the next business day at the previous session’s closing price for that security. Euronext Paris has introduced continuous electronic trading during trading hours for most listed securities.

Euronext Paris places securities listed on the Premier Marché in one of two categories, depending on their trading volume. Our shares trade in the category known as Continu, which includes the most actively traded securities.

Euronext Paris automatically restricts trading in a security listed on the Premier Marché in the Continu category upon entry of an order in the order book likely to result in a trade being executed at a price exceeding the specific price limits defined by its regulations. In particular, trading is automatically restricted in a security whose quoted price varies by more than 10.0% from the last price determined in an auction or by more than 2.0% from the last traded price. If the order that has caused the restriction is cancelled within the following minute, the trading of this security resumes. If the order is confirmed, an auction is organized after a call phase of four minutes, during which orders are entered in the central order book but not executed. Euronext Paris may also suspend trading of a security listed on the Premier Marché in other limited circumstances (suspension de la cotation), in particular to prevent or halt disorderly market conditions. In addition, in exceptional cases, including, for example, in the context of a takeover bid, the CMF may also suspend trading of the security concerned.

Trades of securities listed on the Premier Marché are settled on a cash basis on the third day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (service à règlement différé) for a fee. The deferred settlement service is only available for trades in securities that either (1) are a component of the SBF 120 Index or (2) have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our shares are currently eligible for the deferred settlement service.

Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser’s account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend payment is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

Trading by the Company in its Shares

Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described in Item 10 under “Additional Information — Memorandum and Articles of Association — Trading in Our Own Shares.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.    Additional Information

A.	Share Capital

As of April 30, 2003, our share capital amounted to €1,464,901,962, divided into 732,450,981 outstanding shares with a nominal value of €2 per share. All of our outstanding shares are of the same class and are fully paid. Of these shares, we held 42,383,869 shares (or 5.79% of our outstanding share capital), as treasury shares as of such date.

On May 22, 2002, our shareholders authorized our board of directors, for a period of 26 months, to increase our share capital by a maximum €750 million through the issuance of new shares or other securities giving an immediate or future right to our shares.

For additional information regarding our shares, see “ — Memorandum and Articles of Association” below.

Shares Eligible For Future Sale

Sales of substantial amounts of our shares and ADSs in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our shares and ADSs and could impair our future ability to raise capital through an offering of our equity securities.

At April 30, 2003, we had 732,450,981 shares outstanding, all of which are freely tradable without restriction or further registration under the Securities Act, except that any shares or ADSs held by our affiliates, as that term is described in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. The shares held by Total and L’Oréal are “restricted securities,” as that term is defined in Rule 144, in the United States. Restricted securities may be sold in the U.S. public market only if they are registered or qualify for an exemption from registration under Rule 144 of the Securities Act, described below. With certain limited exceptions, all of our shares, regardless of whether these shares are deemed to be “restricted securities” under the Securities Act, are freely tradable on Euronext Paris.

Shareholders’ Agreement

As of April 30, 2003, Total and L’Oréal owned 24.5% and 19.5% of our share capital, respectively. As of such date, Total could sell 37,351,425 of its shares on either Euronext Paris or, subject to Rule 144, in the United States, and L’Oréal could sell 806,114 of its shares on either Euronext Paris or, subject to Rule 144, in the United States. Both Total and L’Oréal will be able to sell the remainder of their shares when the shareholders’ agreement expires on December 1, 2004, and Total has been gradually reducing its shareholding in our company since the merger. See Item 7 “Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreement” and Item 3 “Key Information — Risk Factors — We have two principal shareholders who continue to maintain a significant degree of influence” for more information regarding Total and L’Oréal’s respective shareholdings.

Rule 144

In general, under Rule 144 of the Securities Act, any of our affiliates, or a person or persons whose shares are aggregated who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding; or

•	the average weekly trading volume of the ADSs on the NYSE during the four calendar weeks immediately preceding such sale.

Sales under Rule 144 are also subject to requirements relating the manner of sale, notice and availability of current public information about us. Under Rule 144(k), any person or persons whose shares are aggregated, who has not been one of our affiliates at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Stock Options and Warrants

As of December 31, 2002, 14,351,505 options were outstanding and 4,271,390 options were available for future option grants. Of these, 3,108,635 were fully vested and exercisable as of December 31, 2002. Each of our options is exercisable for one of our shares. We currently have no warrants outstanding.

Stock Options

Types of Stock Options

We have two types of stock options outstanding: subscription options (options de souscription), which were granted by Sanofi prior to the merger; and purchase options (options d’achat d’actions). Upon exercise of a subscription option, we issue new shares, whereas upon exercise of a purchase option, the option holder receives existing shares. We purchase our shares on the market prior to the grant of the purchase options in order to provide the option holder with shares upon exercise. Following the merger, all previously granted options for the shares of Sanofi or Synthélabo were converted into options for our shares.

As at December 31, 2002, we had 514,925 subscription options outstanding and 13,836,580 purchase options outstanding, for a combined total of 14,351,505 options outstanding exercisable for the same number of our shares. During 2002, the exercise of outstanding subscription options (at exercise prices between €10.26 and €14.26) led to the creation of 362,423 new shares, €2 par value each, and which increased shareholders’ equity by €4.2 million. Because the exercise of purchase options will be satisfied with shares repurchased on the market, the exercise of purchase options have no impact on our equity capital.

Stock Option Plans

Our ordinary and extraordinary shareholders’ meeting of May 18, 1999 authorized our board of directors, for a five-year period, to grant subscription options and/or purchase options to members of our salaried staff and our corporate officers, as well as to related French or foreign companies or consortiums under the conditions referred to Article L.225-180 of the French Commercial Code. Under the authorization, the board of directors sets the conditions under which the options are granted, and the terms and conditions of their exercise, including the exercise price.

The authorization provides that the total number of granted options may not give rise to subscription for, or purchase of, a number of shares greater than 2% of our share capital as at May 18, 1999, i.e. 14,611,740 shares, and includes, in favor of the beneficiaries of stock options, an express waiver of the preferential subscription rights of our shareholders with respect to any shares to be issued upon the exercise of subscription options.

At this meeting, our shareholders also agreed to assume the undertakings of Sanofi and Synthélabo, respectively, with respect to the beneficiaries of their respective stock options, which were granted prior to the merger. Options granted by Sanofi and Synthélabo are now exercisable for our shares. The substitution automatically entailed the suppression of the preferential subscription rights with respect to our shares to be issued upon exercise of subscription options.

On May 22, 2002, our board of directors granted a total of 3,111,850 purchase options in favor of 1,162 beneficiaries, including the members of our senior management, which have an exercise price of €69.94 per share and are exercisable between May 23, 2006 and May 22, 2012. For additional information regarding the options held by our directors and senior management, see Item 6 “Directors, Senior Management and Employees—Compensation—Stock Options.”

B.	Memorandum and Articles of Association

General

Our company is a société anonyme, a form of limited liability company, organized under the laws of France.

In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts, an English translation of which has been filed as an exhibit to this annual report. For a description of the provisions of our statuts relating to our Board of Directors and statutory auditors, see Item 6 “Directors, Senior Management and Employees.” You may obtain copies of our statuts in French from the greffe (Secretary) of the Registre du Commerce et Sociétés de Paris (Registry of Commerce and Companies of Paris, France). Please refer to that full document for additional details.

Our statuts specify that our corporate affairs are governed by:

•	Title II of the French Commercial Code (previously French Company Law No. 66-537 of July 24, 1966, as amended), and

•	the statuts themselves.

At an extraordinary general meeting held on May 22, 2002, our shareholders authorized our board of directors to increase our share capital, through the issuance of shares, securities with or without preferential rights or warrants, by an aggregate maximum nominal amount of €750 million for a period ending 26 months from the date of such shareholders’ meeting.

Share Capital

As of December 31, 2002, our share capital amounted to €1,464,735,014, divided into 732,367,507 outstanding shares with a nominal value of €2 per share. All of our outstanding shares are of the same class and are fully paid. Our statuts provide that shares may be held in registered form or in bearer form, at the option of the shareholder. Our statuts provide that any fully paid-up shares acquire double voting rights if held in registered form for at least two years under the name of the same shareholder.

Our statuts allow us to obtain from Euroclear France the name, nationality, address and number of shares held by the holders of our securities that have, or may in the future have, voting rights. If we have reason to believe that an individual on any list provided by Euroclear France holds for the account of another person, our statuts allow us to request such information regarding beneficial ownership directly of any shareholder named on the list provided by Euroclear France. See “ —Form, Holding and Transfer of Shares” below.

Shareholders’ Meetings and Voting Rights

General

In accordance with the French Commercial Code, there are three types of shareholders’ meetings, ordinary, extraordinary and special.

Ordinary general meetings of shareholders are required for matters such as:

•	electing, replacing and removing directors;

•	appointing independent auditors;

•	approving the annual accounts;

•	declaring dividends or authorizing dividends to be paid in shares provided the statuts contain a provision to that effect;

•	issuing non-convertible bonds; and

•	approval of stock repurchase programs.

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing our company’s name or corporate purpose;

•	increasing or decreasing our share capital;

•	creating a new class of equity securities;

•	authorizing the issuance of investment certificates, convertible or exchangeable securities;

•	establishing any other rights to equity securities;

•	selling or transferring substantially all of our assets; and

•	the voluntary liquidation of our company.

Special meetings of shareholders of a certain category of shares (such as, among others, shares with double voting rights) are required for any modification of the rights derived from such category of shares. The resolutions of the shareholders’ general meeting affecting these rights are effective only after approval by the relevant special meeting.

Annual Ordinary Meetings

The French Commercial Code requires our board of directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Commercial Court. The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders’ meeting, our independent auditors may call the meeting. In case of bankruptcy, our liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent for the purpose of calling a shareholders’ meeting:

•	one or several shareholders holding at least 5% of our share capital,

•	any interested party in cases of urgency, or

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company.

Notice of Shareholders’ Meetings

We must announce general meetings at least 30 days in advance by means of a preliminary notice, which is published in the Bulletin des Annonces Légales Obligatoires, or “BALO.” The preliminary notice must first be sent to the COB. The COB also recommends that simultaneously with the publication of the preliminary notice a summary of the notice be published in a newspaper of national circulation in France. The preliminary notice must contain, among other things, the agenda, a draft of the resolutions to be submitted to the shareholders and the procedure for voting by mail.

At least 15 days prior to the date set for a first call, and at least 6 days prior to any second call, we must send a final notice containing the final agenda, the date, time and place of the meeting and other information for the meeting. Such final notice must be sent by mail to all registered shareholders who have held shares in registered form for more than one month prior to the date of the preliminary notice and published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which our company is registered as well as in the BALO, with prior notice having been given to the COB. If no shareholder has proposed resolutions to be submitted to the vote of the shareholders at the meeting, we are not required to send the notice to our shareholders; publishing the notice will be deemed sufficient.

In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda. As an exception to this rule, shareholders may take action with respect to the dismissal of directors and certain other matters even though these actions have not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors, for recommendation to the shareholders, within ten days of the publication of the preliminary notice in the BALO by:

•	one or several shareholders holding a specified percentage of shares, or

•	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 0.4% of our voting rights.

The board of directors must submit these resolutions to a vote of the shareholders after having made a recommendation thereon.

During the two weeks preceding a meeting of shareholders, a shareholder may submit written questions to the board of directors relating to the agenda for the meeting. The board of directors must respond to these questions during the meeting.

Attendance and Voting at Shareholders’ Meetings

In general, each shareholder is entitled to one vote per share at any general meeting, except for holders of shares with double voting rights. Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and our statuts. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

In order to participate in any general meeting, a holder of registered shares must have its shares registered in its name in a shareholder account maintained by us or on our behalf by an agent appointed by us at least five days prior to the date of the meeting. Similarly, a holder of bearer shares must obtain from the accredited financial intermediary (intermédiaire financier habilité) with whom such holder has deposited its shares, a certificate (certificat d’immobilisation) indicating the number of bearer shares owned by such holder and evidencing the holding of such shares in its account until the date of the meeting. Such certificate must be deposited at the place specified in the notice of the meeting at least five days before the meeting.

Proxies and Votes by Mail

In general, all shareholders who have properly registered their shares may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

Proxies will be sent to any shareholder on request. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting (in practice, we request that shareholders return proxies at least three business days prior to the meeting). A shareholder may grant proxies only to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or approved by the board of directors and against all others.

With respect to votes by mail, we must send shareholders a voting form upon request. The completed form must be returned to us at least three days prior to the date of the shareholders’ meeting.

Quorum

The French Commercial Code requires that shareholders together holding at least 25% of the shares entitled to vote must be present in person, or vote by mail or by proxy, in order to fulfill the quorum requirement for:

•	an ordinary general meeting,

•	an extraordinary general meeting where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

The quorum requirement is one-third of the shares entitled to vote, on the same basis, for any other extraordinary general meeting.

For a special meeting of holders of a certain category of shares, the quorum requirement is half of the shares entitled to vote in that category, on the same basis.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting or special meeting, shareholders having at least 25% of the shares entitled to vote (or voting shares belonging to the relevant category for special meetings of holders of shares of such specific category) must be present in person or voting by mail or by proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum.

Majority

A simple majority of shareholders may pass a resolution at either an ordinary general meeting or an extraordinary general meeting only concerning a capital increase by incorporation of reserves, profits or share premium. At any other extraordinary general meeting and at any special meeting of holders of a specific category of shares, a two-thirds majority of the shareholder votes cast is required.

A unanimous shareholder vote is required to increase liabilities of shareholders.

Abstention from voting by those present or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

Under the French Commercial Code, shares of a company held by entities controlled by that company are not entitled to voting rights and do not count for quorum or majority purposes.

Shareholder Rights

Shareholder rights can be amended only after an extraordinary general meeting of the class of shareholders affected has taken place. Two-thirds of the shares of the affected class voting either in person or by mail or proxy must approve any proposal to amend shareholder rights. The voting and quorum requirements applicable to this type of special meeting are the same as those applicable to an extraordinary general meeting, except that the quorum requirements for a special meeting are 50% of the voting shares, or 25% upon resumption of an adjourned meeting.

As previously noted, our shares currently constitute our only class of capital stock.

Financial Statements and Other Communications with Shareholders

In connection with any shareholders’ meeting, we must provide a set of documents including our annual report and a summary of the results of the five previous fiscal years to any shareholder who so requests.

Dividends

We may only distribute dividends out of our “distributable profits,” plus any amounts held in our reserve that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law or our statuts. “Distributable profits” consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our statuts.

Legal Reserve

The French Commercial Code requires us to allocate 5% of our unconsolidated statutory net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. At December 31, 2002, our legal reserve was €146,401,017. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

Approval of Dividends

According to the French Commercial Code, our board of directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, our board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. Our board of directors exercises this authority subject to French law and regulations and may do so without obtaining shareholder approval.

Distribution of Dividends

Dividends are distributed to shareholders pro rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders on the date of the shareholders’ meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of our board of directors’ meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general meeting or by our board of directors in the absence of such a decision by the shareholders.

Dividends may be paid in cash or, if the shareholders meeting so decides by ordinary resolution, in kind, provided that all shareholders receive a whole number of assets of the same nature paid in lieu of cash. Our statuts provide that, upon a decision of the shareholders meeting taken by ordinary resolution, each shareholder may be given the choice to receive his dividend in cash or in shares.

Timing of Payment

According to the French Commercial Code, we must pay any existing dividends within nine months of the end of our fiscal year, unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

Changes in Share Capital

Increases in Share Capital

As provided by the French Commercial Code, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following the recommendation of our board of directors. Increases in our share capital may be effected by:

•	issuing additional shares,

•	increasing the nominal value of existing shares, or

•	creating a new class of equity securities.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	in consideration for cash,

•	in consideration for assets contributed in kind,

•	through an exchange offer,

•	by conversion of debt securities previously issued,

•	by capitalization of profits, reserves or share premiums, or

•	subject to various conditions, in satisfaction of debt incurred by our company.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting acting under regular quorum and majority requirements. See “ — Shareholders’ Meetings and Voting Rights” above.

The shareholders may delegate the right to carry out any increase in share capital to our board of directors, provided that the increase has been previously authorized by the shareholders. Our board of directors may further delegate this right to our chairman and chief executive officer.

Decreases in Share Capital

According to the French Commercial Code, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential Subscription Rights

According to the French Commercial Code, if we issue specific kinds of additional securities, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights require us to give priority treatment to current shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of our company by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Premier Marché of Euronext Paris.

Preferential subscription rights with respect to any particular offering may be waived by a vote of shareholders holding a two-thirds majority of the shares entitled to vote at an extraordinary general meeting. Our board of directors and our independent auditors are required by French law to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. Shareholders also may notify us that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.

The shareholders may decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time.

In the event of a capital increase without preferential subscription rights to existing shareholders, French law requires that the capital increase be made at a price equal to or exceeding the average market price of the shares in any consecutive ten trading day period within the 20 trading days preceding the capital increase.

Form, Holding and Transfer of Shares

Form of Shares

Our statuts provide that the shares may be held in either bearer form or registered form at the option of the holder.

Holding of Shares

In accordance with French law relating to dematerialization of securities, shareholders’ ownership rights are represented by book entries instead of share certificates. We maintain a share account with Euroclear France (a French clearing system, which holds securities for its participants) for all shares in registered form, which is administered by BNP Paribas Securities Services. In addition, we maintain separate accounts in the name of each shareholder either directly, or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held. BNP Paribas Securities

Services issues confirmations (attestations d’inscription en compte) to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

Shares of a listed company may also be issued in bearer form. Shares held in bearer form are held and registered on the shareholder’s behalf in an account maintained by an accredited financial intermediary and are credited to an account at Euroclear France maintained by such intermediary. Each accredited financial intermediary maintains a record of shares held through it and issues certificates of inscription for the shares it holds. Transfers of shares held in bearer form may only be made through accredited financial intermediaries and Euroclear France.

Shares held by persons who are not domiciled in France may be registered in the name of intermediaries who act on behalf of one or more investors. Under a French statute dated May 15, 2001, when shares are so held, we are entitled to request from such intermediaries the name of the investors and the number of shares held by such investors. Also, we may request any legal person (personne morale) who holds more than 2.5% of our shares, to disclose the name of any person who owns, directly or indirectly, more than a third of its share capital or of its voting rights. A person not providing the complete requested information in time may be deprived by a French court of either its voting rights or its dividends or both for a period of up to five years.

Transfer of Shares

Our statuts do not contain any restrictions relating to the transfer of shares.

Registered shares must be converted into bearer form before being transferred on the Premier Marché on the shareholders’ behalf and, accordingly, must be registered in an account maintained by an accredited financial intermediary on the shareholder’s behalf. A shareholder may initiate a transfer by giving instructions to the relevant accredited financial intermediary. For dealings on the Premier Marché, a tax assessed on the price at which the securities were traded, or impôt sur les opérations de bourse, is payable at the rate of 0.3% on transactions of up to €153,000 and at a rate of 0.15% thereafter. This tax is subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

Liquidation Rights

If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be first distributed to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Requirements for Holdings Exceeding Certain Percentages

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company, within 15 calendar days of the date it crosses the threshold, of the number of shares it holds and their voting rights. The individual or entity must also notify the Conseil des Marchés Financiers, or CMF, within five trading days of the date it crosses the threshold. Registered intermediaries holding shares in custody must comply with the preceding obligation whenever the aggregate holdings of their clients crosses such threshold, notwithstanding his own and each clients’ individual reporting obligations as the proprietary owner of the shares. The CMF makes the notice public.

French law and COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within 15 days of the date they cross the threshold. In the report, the acquirer must specify if it acts alone or in concert with others and specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The CMF makes the report public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report.

In order to permit holders to give the required notice, we must publish in the BALO, not later than 15 calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding. In both cases, we must also provide the CMF with a written notice setting forth the number of voting rights outstanding. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was last updated.

If any proprietary owner fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the COB, and may be subject to criminal fines.

If a registered intermediary fails to comply with the legal notification requirement, the shares or voting rights registered in his name will be deprived of voting rights for all shareholders’ meetings until the registered intermediary complies with the notification and payment of dividends as postponed until such date. In addition, if a registered intermediary willfully fails to comply with these requirements the shares may be deprived of all or part of their voting right and dividends for up to five years by the Commercial Court, at the request of the company or shareholders holding 5% of more of the company’s share capital.

Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert owning in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company. In addition, our statuts provide that any person or entity, acting alone or in concert with others, who becomes the owner of 1% of our share capital or our voting rights must notify us by certified mail, return receipt requested, within five trading days of the total number of shares and voting rights that such person then owns. The same provisions of our statuts apply to each increase or decrease in excess of 1%. Any person or entity that fails to comply with such notification requirements, upon the request of one or more shareholders holding at least 5% of our share capital made at the general shareholders’ meeting, will be deprived of voting rights with respect to the shares in excess of the relevant threshold for all shareholders’ meetings until the end of a two-year period following the date on which such person or entity complies with the notification requirements.

Purchase of Our Own Shares

Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, acquire up to 10% of our share capital within a maximum period of 18 months, provided our shares are listed on a regulated market. To acquire our shares for this purpose, we must file a note d’information that has received the approval (visa) of the COB. We can elect to file such note d’information either prior to obtaining our shareholders’ approval at an ordinary general meeting, or after our board of directors, duly authorized by our shareholders, has decided to initiate the share purchase plan.

If we repurchase our shares in the foregoing manner, we have three options. We may:

•	keep the shares;

•	sell or transfer them, including to our employees under an authorized profit-sharing plan or stock option plan; or

•	cancel the shares, with our shareholders’ approval at an extraordinary general meeting.

We may not cancel more than 10% of our outstanding share capital over any 24-month period. Our repurchase of shares also must not result in our company holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares of each class.

We must hold any shares we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preferential subscription rights attached to them.

The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

The purchase and possible cancellation of 10% of our shares (up to €7.3 billion) was authorized by our shareholders on May 22, 2002. Under such authorization, the purchase price for any such share may not be greater than €100, and the selling price of any such share may not be lower than €40, except for shares sold to beneficiaries of certain stock option plans (which may be sold at a price between €5.86 and €64.50). We may purchase our shares from the date of our shareholders’ meeting of May 22, 2002 through the period ending 18 months from such date, which is November 22, 2003. Shares repurchased under this program may be used to:

•	respond to market conditions;

•	regulate market prices;

•	provide shares to our employees and officers under stock option plans;

•	provide shares to our employees and officers under share purchase plans;

•	finance external growth;

•	grant shares following the exercise of rights attached to securities that give the right to receive shares; and

•	optimize our capital allocation.

During 2002, and pursuant to the May 22, 2001 and May 22, 2002 share purchase authorizations, we acquired 19,550,679 of our own shares at an average share price of €60.57. Fees associated with such purchases were €3,320,064 before taxes, or approximately €0.17 per share. During 2002, we sold 484,595 of our shares in connection with the exercise of purchase options at an average price of €14.49 per share, and sold 109,000 of our shares on the market at an average price of €59.29 per share. As at December 31, 2002, we held 30,376,375 of our own shares, i.e. 4.15% of our capital, and as of April 30, 2003, we held 42,383,869 of our own shares, i.e. 5.79% of our capital.

On May 19, 2003, our shareholders authorized the purchase and possible cancellation of 10% of our shares (up to €5.8 billion). Under such authorization, the purchase price for any such share may not be greater than €80, and the selling price of any such share may not be lower than €20, except for shares sold to beneficiaries of certain stock option plans (which may be sold at a price between €6.01 and €69.94). We may purchase our shares from the date of our shareholders’ meeting of May 19, 2003 through the period ending 18 months from such date, which is November 19, 2003. Shares repurchased under this program may be used to:

•	respond to market conditions;

•	regulate market prices;

•	provide shares to our employees and officers under stock option plans;

•	provide shares to our employees and officers under share purchase plans;

•	finance external growth;

•	grant shares following the exercise of rights attached to securities that give the right to receive shares; and

•	optimize our capital allocation.

Trading in Our Own Shares

Under Règlement n° 90-04 of the COB, as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

•	trades must be executed on behalf of the company by only one intermediary in each trading session, unless the issuer executes its purchase plan partly through derivative instruments, in which case two intermediaries may be used, but only to the extent that the issuer is able to ensure adequate coordination between the intermediaries;

•	any block trades may not be made at a price above the current market price; and

•	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

If a company’s shares, like our shares, will be continuously quoted (cotation en continu), then a trade must meet three further requirements to be considered valid:

•	the trade must not influence the determination of the quoted price before the opening of trading, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price;

•	the trade must not account for more than 25% of the average total daily trading volume on Euronext Paris in the shares during the three trading days immediately preceding the trade; and

•	the trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares.

There are two periods during which we are not permitted to trade in our own securities: the 15-day period before the date on which we make our consolidated or annual accounts public, and the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public.

There are certain exceptions to the above requirements:

•	trades by a company in its own shares that are used to finance an acquisition are deemed valid, regardless of whether the six requirements listed above are met if (a) the acquisition takes place at least three months after the company’s last trade in its own shares and (b) an independent advisor has been appointed in order to assess the value of the shares, the value of the assets acquired and the fairness of the exchange ratio; and

•	trades by a company in its own shares that are executed on behalf of the company by an intermediary pursuant to a liquidity agreement are deemed valid, regardless of whether the first two requirements listed above regarding continuous quotation and the two restrictions regarding the trading period are met if the terms of the liquidity agreement comply with the ethics guidelines (charte de déontologie) approved by the COB in its Instruction of April 10, 2001.

After making an initial purchase of our own shares, we must file monthly reports with the COB and the CMF that contain specified information about subsequent transactions (including purchases, sales and share cancellations). The CMF makes this information publicly available.

Ownership of Shares by Non-French Persons

The French Commercial Code currently does not limit the right of non-residents of France or non-French persons to own and vote shares. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 20% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances depending upon factors such as:

•	the acquiring party’s intentions,

•	the acquiring party’s ability to elect directors, or

•	financial reliance by the company on the acquiring party.

Enforceability of Civil Liabilities

We are a limited liability company (société anonyme) organized under the laws of France, and all of our directors and officers reside outside the United States. In addition, a substantial portion of our assets are located in France. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in France, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws. Actions for enforcement of foreign judgments against such persons would require such persons who are of French nationality to waive their right under Article 15 of the French Civil Code to be sued only in France. We believe that no such French persons have waived such right with respect to actions predicated solely upon U.S. federal securities laws. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 26, 1968, as amended, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions. Additionally, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France.

C.	Material Contracts

We are not party to any contracts that we regard as material to our business or financial position.

D.	Exchange Controls

French exchange control regulations currently do not limit the amount of payments that we may remit to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and most credit establishments are accredited intermediaries.

E.	Taxation

French Taxation

The following generally summarizes the material French tax consequences of purchasing, owning and disposing of our shares or ADSs. The statements relating to French tax laws set forth below are based on the laws in force as of the date hereof, and are subject to any changes in applicable laws and tax treaties after such date.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of our shares.

The following summary does not address the treatment of shares that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of our company.

There are currently no procedures available for holders that are not U.S. residents to claim tax treaty benefits in respect of dividends received on ADSs or shares registered in the name of a nominee. Such holders should consult their own tax advisor about the consequences of owning and disposing of ADSs.

Taxation of Dividends on Shares

In France, dividends are paid out of after-tax income. However, French residents are entitled to a tax credit, known as the avoir fiscal, in respect of dividends they receive from French companies. Individuals are entitled to an avoir fiscal equal to 50% of the dividend. The avoir fiscal applicable to corporate investors generally is equal to 10% of the dividend. Dividends paid to non-residents normally are subject to a 25% French withholding tax and are not eligible for the benefit of the avoir fiscal. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate of withholding tax, and may be entitled to benefit from a refund of the avoir fiscal, as described below.

France has entered into tax treaties with certain countries under which qualifying residents are entitled to obtain from the French tax authorities a reduction (generally to 15%) of the French dividend withholding tax and a refund of the avoir fiscal (net of applicable withholding tax).

If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty. However, in September 2002, the French government announced a proposed reform of the French tax treatment of distributions, which is to be included in the draft Finance Law for 2004 that will be submitted to the French Parliament in September 2003. The proposed reform contemplates the implementation of a new mechanism to avoid double taxation of dividends and the elimination of the avoir fiscal and précompte mechanisms. This proposed reform, if adopted, may affect the right of eligible holders to obtain a tax credit payment from the French Treasury with respect to dividend distributions decided in year 2003. In addition, if the reform is adopted, eligible holders would no longer be entitled to tax credit payments from the French Treasury in respect of dividends paid in 2004 and after.

Dividends paid out of profits that have not been taxed at the ordinary corporate rate, or were earned and taxed more than five years before the distribution, are subject to an equalization tax called the précompte, which is payable by the distributing corporation. The précompte generally is equal to one-half of the amount of the dividend paid to the shareholder prior to deduction of withholding tax. Corporate investors entitled under a tax treaty to a refund of the avoir fiscal at a rate of 10% generally may claim an additional payment equal to 80% of the précompte actually paid in cash by the distributing corporation, net of applicable withholding tax. This additional payment is considered an increase to the avoir fiscal.

When a tax treaty does not provide for a refund of the avoir fiscal, or when a non-resident investor is not entitled to such a refund but is otherwise entitled to the benefits of the tax treaty, then a qualifying investor may generally obtain from the French tax authorities a payment equal to 100% of the précompte actually paid in cash by the distributing corporation, net of applicable withholding tax.

Taxation on Sale or Disposition of Shares

Holders that are not residents of France for tax purposes, do not hold shares or ADSs in connection with the conduct of a business or profession in France, and have held not more than 25% of our dividend rights (droits aux bénéfices sociaux), directly or indirectly, at any time during the preceding five years, are not subject to any French income tax or capital gains tax on the sale or disposition of shares or ADSs.

A 1% registration duty (subject to a maximum of €3,049 per transfer) applies to certain transfers of shares or ADSs in French companies. The duty does not apply to transfers of shares or ADSs in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

Estate and Gift Tax

France imposes estate and gift tax on shares or ADSs of a French company that are acquired by inheritance or gift. The tax applies without regard to the residence of the transferor. However, France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty country may be exempted from such tax or obtain a tax credit.

Taxation of U.S. Investors

The following is a summary of the material French and U.S. federal income tax consequences of the purchase, ownership and disposition of our shares or ADSs if you are a holder that is a resident of the United States for purposes of the income tax convention between the United States and France (the “Treaty”) and are fully eligible for benefits under the Treaty (a “U.S. holder”). You generally will be entitled to Treaty benefits in respect of our shares or ADSs if you are:

•	the beneficial owner of the shares or ADSs (and the dividends paid with respect thereto);

•	an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries;

•	not also a resident of France for French tax purposes; and

•	not subject to an anti-treaty shopping article that applies in limited circumstances.

Special rules apply to pension funds and certain other tax-exempt investors.

For U.S. federal income tax purposes, a U.S. holder’s ownership of the company’s ADSs will be treated as ownership of the company’s underlying shares.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. In particular, the summary does not deal with shares that are not held as capital assets, and does not address the tax treatment of holders that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, regulated investment companies, persons that elect mark-to-market treatment, persons holding shares as a position in a synthetic security, straddle or conversion transaction, persons that own, directly or indirectly, 5% or more of our voting stock or 10% or more of our outstanding capital and persons whose functional currency is not the U.S. dollar. The summary is based on laws, treaties, regulatory interpretations and judicial decisions in effect on the date hereof, all of which are subject to change.

This summary does not discuss the treatment of shares or ADSs that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France.

You should consult your own tax advisers regarding the tax consequences of the purchase, ownership and disposition of shares or ADSs in the light of your particular circumstances, including the effect of any state, local or other national laws.

Dividends

As discussed in more detail under “— French Taxation,” dividends paid by French companies to non-residents of France generally are subject to French withholding tax at a 25% rate, and are not eligible for the benefit of the avoir fiscal.

However, under the Treaty, you can claim the benefit of a reduced dividend withholding tax rate of 15%. You will also be entitled to a payment from the French tax authorities equal to the avoir fiscal, less a 15% withholding tax. However, in September 2002, the French government announced a proposed reform of the French tax treatment of distributions, which is to be included in the draft Finance Law for 2004 that will be submitted to the French Parliament in September 2003. The proposed reform contemplates the implementation of a new mechanism to avoid double taxation of dividends and the elimination of the avoir fiscal and précompte mechanisms. This proposed reform, if adopted, may affect the right of U.S. holders to obtain a tax credit payment from the French Treasury with respect to dividend distributions decided in year 2003. In addition, if the reform is adopted, U.S. holders would no longer be entitled to tax credit payments from the French Treasury in respect of dividends paid in 2004 and after.

French tax will be withheld at the 15% Treaty rate if you have established before the date of payment that you are a resident of the United States under the Treaty and, if you are not an individual, that you are the owner of all the rights relating to the full ownership of the shares or ADSs (including, but not limited to, dividend rights). A U.S. holder generally will be entitled to receive a refund of the avoir fiscal only if the holder (or its partners, beneficiaries or grantors, if the holder is a partnership, estate or trust) is subject to U.S. federal income tax on the avoir fiscal payment and the dividend to which it relates.

A U.S. holder that is a corporation generally will be entitled to an avoir fiscal refund of 10% of the amount of a dividend, while a U.S. holder who is an individual generally will be entitled to an avoir fiscal refund at a 50% rate, in both cases less a 15% withholding tax. The refund of the avoir fiscal will not be made available until after the close of the calendar year in which the dividend is paid.

Pension funds and certain other tax-exempt U.S. holders are generally entitled under the Treaty to a reduced withholding tax rate of 15%, and to a payment at least equal to 30/85 of the avoir fiscal generally payable to a corporation, less a 15% withholding tax.

U.S. holders that are not entitled to receive payments in respect of the avoir fiscal at the 50% rate (e.g., corporations and certain tax-exempt investors) will be entitled to receive an additional payment from the French tax authorities if we are liable for the précompte equalization tax (discussed under “ — French Taxation,” above) in respect of a dividend distribution. Corporate holders generally will be entitled to receive, in addition to the payment made in respect of the avoir fiscal at 10%, a payment equal to 80% of the précompte that we actually pay in cash in respect of a dividend paid, less a 15% withholding tax. The additional payment is considered an increase to the avoir fiscal, and will also not be made available until after the close of the calendar year in which the dividend is paid.

Thus, for example, if we pay a dividend of 100 to an individual U.S. holder, the holder initially will receive 85, but will be entitled to an additional payment of 42.50, consisting of the avoir fiscal of 50 less a 15% withholding tax. If we pay a dividend of 100 to a U.S. holder that is a corporation, such U.S. holder initially will receive 85, but will generally be entitled to an additional payment of 8.5, consisting of the avoir fiscal of 10 less a 10% withholding tax; in the event that the dividend distribution triggers payment by us of the précompte, such U.S. holder generally may also obtain from the French tax authorities an additional payment equal to 80% of the précompte that we actually pay in cash, less a 15% withholding tax.

If you are not entitled to a refund of the avoir fiscal, you generally may obtain from the French tax authorities a refund of the entire précompte we actually pay in cash in respect of a dividend, less a 15% French withholding tax. Pension funds and certain other tax-exempt U.S. holders are also entitled to certain refunds in respect of the précompte we actually pay in cash. Such holders should consult their own tax advisers in respect of précompte refunds.

The gross amount of dividend, avoir fiscal and précompte payments that you receive (prior to deduction of French withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. French withholding tax at the 15% Treaty rate will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. law, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial. You should consult your own tax advisers concerning the implications of these rules in the light of your particular circumstances.

Dividends paid in euro will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividend (or the date the depositary receives the dividend, in the case of the ADSs), regardless of whether the payment is in fact converted into U.S. dollars. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Procedures for Claiming Treaty Benefits

In order to claim Treaty benefits, you must complete and deliver to the French tax authorities either:

•	the simplified certificate described below; or

•	an application for refund on French Treasury Form RF 1A EU-No. 5052.

A simplified certificate must state that:

•	you are a U.S. resident within the meaning of the Treaty;

•	you do not maintain a permanent establishment or fixed base in France with which the holding giving rise to the dividend is effectively connected;

•	you own all the rights attached to the full ownership of the shares (including dividend rights); and

•	you meet all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the refund of the avoir fiscal.

If a holder that is not an individual submits an application for refund on Form RF 1A EU-No. 5052, the application must be accompanied by an affidavit attesting that the holder is the owner of all the rights attached to the full ownership of the shares (including dividend rights).

For partnerships or trusts, claims for Treaty benefits and related attestations are made by the partners, beneficiaries or grantors who also have to supply certain additional documentation.

To be eligible for Treaty benefits, pension funds and certain other tax-exempt U.S. holders have to comply with the filing requirements described above, except that they may have to supply additional documentation evidencing their entitlement to those benefits.

Copies of the simplified certificate and the application for refund are available from the U.S. Internal Revenue Service.

If the certificate or application is not filed prior to a dividend payment, then holders may claim withholding tax and avoir fiscal refunds by filing an application for refund at the latest by December 31 of the second year following the year in which the withholding tax is paid.

The avoir fiscal or partial avoir fiscal and any French withholding tax refund will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

If you are not entitled to a refund of the avoir fiscal but are entitled to a full refund of the précompte, or if you are a U.S. pension fund or other tax-exempt U.S. holder that is entitled to a partial refund of the précompte, you must apply for such a refund by filing French Treasury Form RF 1B EU-No. 5053 before the end of the year following the year in which the dividend was paid. This form, together with instructions, is available from the U.S. Internal Revenue Service or at the Centre des Impôts des Non-Résidents (9, rue d’Uzès, 75094 Paris Cedex 2).

Capital Gains

Under the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of shares or ADSs, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of the shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at a maximum rate of 20%; however, net long-term capital gain recognized after May 5, 2003 and before 2009 generally is subject to taxation at a maximum rate of 15%. Your ability to offset capital losses against ordinary income is limited.

French Estate and Gift Tax

Under the estate and gift tax convention between the United States and France, a transfer of shares or ADSs by gift or by reason of the death of a U.S. holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, so long as the donor or decedent was not domiciled in France at the time of the transfer, and the shares or ADSs were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission by electronic means. Our public filings are available to the public over the Internet at the Commission’s Website at http://www.sec.gov.

I.	Subsidiary Information

Not applicable.

Item 11.    Quantitative And Qualitative Disclosures About Market Risk

As a result of our international operating and financing activities, we are subject to various market risks relating primarily to fluctuations in foreign currency exchange rates and interest rates. Accordingly, in order to reduce our exposure to these fluctuations and help guarantee operating margins resulting from its business, we apply a hedging policy based on the use of diversified, liquid financial instruments. We centralize all such transactions, except when, for legal or practical reasons, it is more convenient for affiliates to enter directly into these transactions.

The tables below are based on certain assumptions and expectations that, by their nature, may prove to be different, particularly due to changes in foreign exchange rates and interest rates, and changes in our exposure to these risks.

Foreign Currency Risk

We are exposed to foreign exchange risk for transactions that are realized in currencies other than our functional currency. Such transactions include budgeted purchases, sales, or co-marketing expenses as well as royalties denominated in foreign currencies.

Our policy with respect to foreign currency risk is to periodically calculate our foreign currency exposure based on budgeted and forecasted operating transactions. As part of our policy of seeking to reduce our exposure to currency fluctuations, we enter into a variety of foreign exchange hedging transactions. We hedge both our own budget forecasts and our affiliates’ budget forecasts using contractual guarantees. We utilize foreign exchange forwards, put and call options, or combined optional derivatives such as collars.

The following tables provide an indication of the estimated future cash flows from the existing currency hedging instruments at December 31, 2002, shown by maturity date, and calculated based on the applicable forward rate. See Note F.4.10 to our consolidated financial statements included under Item 18 for the carrying amount and fair value information of these instruments at December 31, 2002 and 2001.

	2003	After 2003
	(in millions of €)
Forward purchases of:
U.S. dollar	(6)	—
Swiss franc	(68)	—
Norwegian krona	(33)	—
British pound	(10)	—
Hungarian Forint	(8)	—
Japanese yen	—	—
Swedish krona	(6)	—

Forward sales of:
U.S. dollar	798	—
Japanese yen	79	—
British pound	60	—
Canadian dollar	26	—
Czech koruna	16	—
Swiss franc	—	—
Singapore dollar	5	—
Swedish krona	9	—
Australian dollar	7	—
Norwegian krona	10	—
Poland Zloty	8
Hungarian Forint	6
Slovaq krona	3
Other currencies	6	—

	2003	After 2003
	(in millions of €)
Foreign currency Option Purchases(*)
Call purchases of:
Norwegian krona	(30)	—
Swiss franc	—	—
U.S. dollar	—	—
Japanese yen	—

Put purchases of:
U.S. dollar	291	—
Japanese yen	85	—
Swiss franc	—	—
Czech koruna	1
Poland Zloty	2
Swedish krona	2

Foreign currency Option Sales(*)
Call sales of:
U.S. dollar	—	—
Australian dollar	—	—
Czech koruna	—	—
Norwegian krona	(8)

(*)	Based on “in the money” options

Interest Rate Risk

We hedge interest rate risk arising from our investment portfolio as we are exposed to movements in short-term rates. We have entered into an interest rate swap of €45.7 million that matures June 18, 2003. The fair value of the swap at December 31, 2002 totaled approximately €0.2 million.

Stock Market Risk

We have a general policy of not trading in the markets for speculative purposes and generally invest our surplus cash in money market mutual funds and term deposits with bank counterparties that have high credit ratings. We do not own any material equity interest in listed companies, although we acquire our own shares under a share repurchase plan pursuant to an authorization from our shareholders. This plan and the limitations on trading in our own shares are described in more detail under Item 10 “Additional Information — Memorandum and Articles of Association.” As of December 31, 2002, we held:

•	16,411,795 treasury shares (2.24% of our share capital), which we recorded as a deduction from shareholders’ equity (see Note D.12.5 to our financial statements included under Item 18). Movements in our share price will not result in an impact on our consolidated net income as a result of our holding of these treasury shares.

•

13,964,580 treasury shares (1.91% of our share capital), which we classified under “short-term investments” at a net value of €623 million (see note D.10 to our financial statements included under Item 18). Of these shares, we have allocated 13,836,580 to stock option plans. We provisioned €46 million in 2002 for impairment of these shares, which amount is equal to shortfall, valued on a plan by plan basis, between the average acquisition price of the shares and their average listed stock market price during December 2002 (€57.10). Movements in our share price will have an impact on consolidated net income. The following table shows the impact for a range of movements in our share price.

Movement relative to the average December 2002 listed price of €57.10	Net impact on consolidated net income
(in millions of €)
+20%	+27
+10%	+15
-10%	-23
-20%	-45
-30%	-69

Item 12.    Description of Securities other than Equity Securities

A.    Debt Securities

Not applicable.

B.    Warrants and Rights

Not applicable.

C.    Other Securities

Not applicable.

D.    American Depositary Shares

American Depositary Receipts

The Bank of New York, as depositary, will execute and deliver ADRs. ADRs are American Depositary Receipts. Each ADR is a certificate evidencing a specific number of ADSs. Each ADS will represent one-half of one share (or the right to receive one-half of one share) deposited with the Paris, France office of BNP Paribas, as custodian.

Each ADS will also represent any other securities, cash or other property that may be held by the depositary under the deposit agreement. The Bank of New York’s Corporate Trust Office is located at 101 Barclay Street, New York, New York 10286. The principal executive office of the depositary is located at One Wall Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. French law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among Sanofi-Synthélabo, the depositary, you, as an ADR holder, and the beneficial owners of ADRs sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the deposit agreement. For more complete information, you should read the entire deposit agreement and the ADR itself. Directions on how to obtain copies of these from the Securities and Exchange Commission are provided in the section entitled “Additional Information.” You may also inspect a copy of the deposit agreement at the depositary’s Corporate Trust Office.

Share Dividends and Other Distributions

How Will You Receive Dividends and Other Distributions on the Shares?

The depositary has agreed to pay to you the cash dividends or other distributions that it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ADSs you hold.

Cash. The depositary will convert any cash dividend or other cash distribution paid on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the French government is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the dividends only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert into U.S. dollars for the account of the ADR holders who have not been paid. It will not invest the funds it holds and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid under French law will be deducted. The section entitled “Taxation — Taxation of Shareholders — France” explains the relevant French tax rules. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the euro, you may lose some or all of the value of the distribution.

Shares. The depositary may, and at our request will, distribute new ADRs representing any shares we distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The depositary will only distribute whole ADRs. It will sell shares that would require it to deliver a fractional ADR and distribute the net proceeds in the same way as it distributes cash. If the depositary does not distribute additional ADRs, the outstanding ADRs will also represent the new shares.

Rights to Receive Additional Shares. If we offer holders of our shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. The depositary must first consult with us and we must furnish it with satisfactory evidence that is legal to do so. If we do not furnish this evidence and/or give these instructions, and the depositary decides it is practical to sell the rights, the depositary will sell the rights and distribute the proceeds, in the same way as it distributes cash. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, upon instruction from you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADRs issued upon exercise of rights. For example, you may not be able to trade the ADRs freely in the United States. In this case, the depositary may deliver ADRs under a separate restricted deposit agreement that will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place.

Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it distributes cash or it may choose any method to distribute the property it deems equitable and practicable.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. Other than our obligation to register the ADSs, we also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How Does the Depositary Deliver ADRs?

The depositary will deliver ADRs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its Corporate Trust Office to the persons you request.

How Do ADR Holders Cancel an ADR and Obtain Shares?

You may turn in your ADRs at the depositary’s Corporate Trust Office. Upon payment of its fees and expenses and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver

(1) the underlying shares to an account designated by you and (2) any other deposited securities underlying the ADR at the office of a custodian or, at your request, risk and expense, the depositary will deliver the deposited securities at its Corporate Trust Office.

Voting rights

How Do You Vote?

You may instruct the depositary to vote the shares underlying your ADRs, but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares from the ADR program and vote as an ordinary shareholder. However, you may not know about the meeting sufficiently in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADRs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to French law and the provisions of our statuts, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Similar to our shares, ADSs evidenced by ADRs registered in the name of the same owner for at least two (2) years will be eligible for double voting rights if certain procedures are followed, as set out in the Deposit Agreement. For additional information regarding double voting rights, see Item 10 “Additional Information” — Memorandum and Articles of Association.”

The deposit agreement allows the depositary and Sanofi-Synthélabo to change the voting procedures or require additional voting procedures in addition to the ones described above if necessary or appropriate to comply with French or United States law or our statuts. For example, you might be required to arrange to have your ADSs deposited in a blocked account for a specified period of time prior to a shareholders’ meeting in order to be allowed to give voting instructions.

Fees and Expenses

ADR holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion thereof)	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property

Each cancellation of an ADS, including if the agreement terminates

$.02 (or less) per ADS	Any cash payment

Registration or Transfer Fees	Transfer and registration of shares on the share register of the foreign registrar from your name to the name of the depositary or its agent when you deposit or withdraw shares

Expenses of The Bank of New York	Conversion of foreign currency to U.S. dollars

Cable, telex and facsimile transmission expenses

Servicing of shares or deposited securities

Taxes and other governmental charges the depositary or the Custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADSs. The depositary may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Changes affecting Deposited Securities

If We:
• Change the nominal or par value of our shares. • Reclassify, split up or consolidate any of the deposited securities. • Distribute securities on the deposited shares that are not distributed to you.	• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action.

Then either:

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.	The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it receives. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Disclosure of Interests

The obligation of a holder or other person with an interest in our shares to disclose information under French law and under our statuts also applies to you and any other persons with an interest in the ADRs other than the depositary. The consequences for failure to comply with these provisions will be the same for you and any other persons with an interest as for a holder of our ordinary shares. For additional information regarding these obligations, see Item 10 “Additional Information—Memorandum and Articles of Association—Share Capital.”

Amendment and Termination

How May the Deposit Agreement be Amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices a substantial right of ADR holders, it will only become effective 30 days after the depositary notifies you of the amendment. At the time an amendment becomes effective, you will be considered, by continuing to hold your ADR, to have agreed to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How May the Deposit Agreement be Terminated?

The depositary will terminate the agreement if we ask it to do so. The depositary may also terminate the agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In both cases, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will be required to do only the following under the deposit agreement: (1) collect distributions on the deposited securities and (2) deliver shares and other deposited securities upon cancellation of ADRs. One year or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that the depositary will hold the money it received on the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The depositary’s only obligations will be to account for the proceeds of the sale and other cash and with respect to indemnification. After termination, our only obligation will be with respect to indemnification and to pay certain amounts to the depositary.

Limitations on Obligations and Liability to ADR Holders

Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary and it limits our liability and the liability of the depositary. We and the depositary:

•	are obligated only to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either is prevented or delayed by law or circumstances beyond its control from performing its obligations under the deposit agreement;

•	are not liable if either exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents it believes in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register transfer of an ADR, make a distribution on an ADR, or process a withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs, register transfers of ADRs or permit withdrawals of shares when the transfer books of the depositary or our transfer books are closed, or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADRs

You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•	when temporary delays arise when we or the depositary have closed our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

Unless we tell the depositary not to, the deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADRs. The depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release must be fully collateralized with cash, U.S. government securities or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.    Controls and Procedures

Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of Sanofi-Synthélabo’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Item 16.A.    Audit Committee Financial Expert

Not applicable.

Item 16.B.    Code of Ethics

We have adopted a code of ethics, as defined in Item 16.B. of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and other officers performing similar functions, as designated from time to time. Our code of ethics is available on our Website at www.sanofi-synthelabo.com. We will disclose any amendment to the provisions of such code of ethics or any waiver that our board of directors may grant on our Website at the same address.

Item 16.C.    Principal Accountant Fees and Services

Pursuant to French law, our company has engaged two independent accounting firms to audit our accounts and provide related services permissible under applicable French and U.S. laws and regulations. In respect of fiscal year 2002, our independent statutory auditors are Ernst & Young Audit and PricewaterhouseCoopers Audit. In accordance with French law, we consider each of these auditing firms as our principal accountants. During 2002, we paid total fees of €3.8 million to Ernst &Young Audit and €3.5 to PricewaterhouseCoopers Audit for the services described below.

Audit Fees

During 2002, we paid €2.5 million to Ernst & Young Audit and €2.7 million to PricewaterhouseCoopers Audit for professional audit services.

Audit-Related Fees

During 2002, we paid €0.7 million to Ernst & Young Audit and €0.2 million to PricewaterhouseCoopers Audit for audit-related services.

Other Fees

During 2002, we paid €0.6 million to Ernst & Young Audit and €0.6 million to PricewaterhouseCoopers Audit for other professional services, including legal, tax and employee-related services.

PART III

Item 17.

See Item 18.

Item 18.    Financial Statements

See pages F-1 through F-62, incorporated herein by reference.

Item 19.    Exhibits

Documents filed as exhibits to this annual report:

1.1	Bylaws (statuts) of Sanofi-Synthélabo (English translation)

2.1	Form of Deposit Agreement between Sanofi-Synthélabo and The Bank of New York, as depositary (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 dated June 26, 2002 relating to our American Depositary Shares, SEC File No. 333-91658)

2.2	Shareholders’ Agreement among Elf Aquitaine, Valorisation et Gestion Financière and L’Oréal dated April 9, 1999 (English translation) (incorporated herein by reference to Exhibit 2.2. to our Registration Statement on Form 20-F dated June 25, 2002, SEC File No. 001-31368)

8.1	For a list of our significant subsidiaries, see Item 4 “Information on the Company — Organizational Structure”

99.1	Certifications by Jean-François Dehecq, Chairman and Chief Executive Officer, and Marie-Hélène Laimay, Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certifications by Jean-François Dehecq, Chairman and Chief Executive Officer, and Marie-Hélène Laimay, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Sanofi-Synthelabo:

We have audited the accompanying consolidated balance sheets of Sanofi-Synthelabo and its subsidiaries (together, the “Group”) as of December 31, 2002, 2001 and 2000, and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity for each of the three years in the period ended December 31, 2002, all expressed in millions of euros. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2002, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in France.

As discussed in note B2, the Group changed its method of accounting for liabilities as of January 1, 2002.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter, after giving effect to the restatement referred to in Note F1, would have affected the determination of consolidated net income expressed in millions of euros for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2002, 2001 and 2000 to the extent summarized in Note F1 to the consolidated financial statements.

Paris, France

February 18, 2003, except for Note F as to which the date is June 23, 2003

PricewaterhouseCoopers Audit	Ernst & Young Audit

/s/ Jacques Denizeau	/s/ Jean-Christophe Georghiou	/s/ Dominique Thouvenin	/s/ Valérie Quint
Jacques Denizeau	Jean-Christophe Georghiou	Dominique Thouvenin	Valérie Quint

SANOFI-SYNTHELABO

CONSOLIDATED BALANCE SHEETS

Before appropriation of profit

	Note	December 31, 2002	December 31, 2001	December 31, 2000

		in millions of euros
ASSETS
Intangible assets, net	D.2
Goodwill		134	141	82
Other intangible assets		1,161	668	319

		1,295	809	401
Property, plant and equipment	D.3
Gross		1,989	1,630	1,417
Accumulated depreciation		(594)	(401)	(200)

Net		1,395	1,229	1,217
Long-term investments
Investments in/advances to equity investees	D.4	109	100	86
Investments in/advances to non-consolidated companies	D.5	27	110	274
Other long-term investments		73	48	67

Total fixed assets		2,899	2,296	2,045

Deferred income taxes	D.11	484	471	397

Inventories	D.7	823	805	737
Accounts receivable	D.8	1,311	1,566	1,234
Other current assets	D.9	854	540	553
Short-term investments and deposits	D.10	2,944	4,166	2,672
Cash		144	123	207

TOTAL ASSETS		9,459	9,967	7,845

The accompanying notes are an integral part of the consolidated financial statements.

SANOFI-SYNTHELABO

CONSOLIDATED BALANCE SHEETS

Before appropriation of profit

	Note	December 31, 2002	December 31, 2001	December 31, 2000
		in millions of euros
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity	D.12
Share capital		1,465	1,464	1,463

(December 31, 2002: 732,367,507 shares; December 31, 2001: 732,005,084 shares; December 31, 2000: 731,441,746 shares)
Additional paid in capital and reserves		2,971	2,736	1,886
Net income for the period		1,759	1,585	985
Cumulative translation adjustment		(160)	(17)	(30)

Total shareholders’ equity		6,035	5,768	4,304

Minority interests		17	21	28

Long-term debt	D.13	65	119	121
Provisions and other long-term liabilities	D.14	786	1,053	1,130
Deferred income taxes	D.11	10	10	4
Accounts payable		596	717	667
Other current liabilities	D.15	1,599	1,994	1,300
Short-term debt	D.16	351	285	291

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		9,459	9,967	7,845

The accompanying notes are an integral part of the consolidated financial statements.

SANOFI-SYNTHELABO

CONSOLIDATED STATEMENTS OF INCOME

	Note	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

		in millions of euros
Net sales	D.28	7,448	6,488	5,963
Cost of goods sold		(1,378)	(1,253)	(1,442)
Gross profit		6,070	5,235	4,521
Research and development expenses		(1,218)	(1,031)	(945)
Selling and general expenses		(2,428)	(2,306)	(2,016)
Other operating income/(expense), net		190	208	17
Operating profit	D.28	2,614	2,106	1,577
Intangibles – amortization and impairment		(129)	(68)	(35)
Financial income/(expense), net		85	102	18
Income before tax and exceptional items		2,570	2,140	1,560
Exceptional items	D.22	10	281	46
Income taxes	D.23	(746)	(842)	(611)
Net income before income from equity investees, goodwill amortization and minority interests		1,834	1,579	995
Income from equity investees, net		20	14	8
Goodwill amortization		(8)	(7)	(4)
Net income before minority interests		1,846	1,586	999
Minority interests	D.24	(87)	(1)	(14)

Net income		1,759	1,585	985

Weighted average shares outstanding		727,686,372	731,711,225	731,232,525
Earnings per share, basic and diluted (in euros)		2.42	2.17	1.35

Net income		1,759	1,585	985
Exceptional items and goodwill amortization, net of income taxes and minority interests		(1)	(209)	(24)
Income before exceptional items and goodwill amortization, net of income taxes and minority interests		1,758	1,376	961

Earnings per share before exceptional items and goodwill amortization, basic and diluted (in euros)		2.42	1.88	1.31

The accompanying notes are an integral part of the consolidated financial statements.

SANOFI-SYNTHELABO

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

		in millions of euros
Net income		1,759	1,585	985
Minority interests		87	1	14
Share in undistributed earnings of equity investees		(20)	(14)	(8)
Depreciation and amortization		379	301	241
Gains on disposals of fixed assets, net of income taxes		(9)	(216)	(28)
Provisions, long-term deferred taxes and other		64	75	91
Operating cash flow before changes in working capital		2,260	1,732	1,295
– Dividends received from equity investees		11	—	—
– (Increase)/decrease in inventories		(78)	(105)	31
– (Increase)/decrease in accounts receivable		(18)	(235)	(125)
– Increase/(decrease) in accounts payable		(77)	70	10
– Change in other operating assets and liabilities (net)		(422)	356	(12)

Net cash provided by operating activities (A)		1,676	1,818	1,199

Acquisitions of property, plant & equipment and intangibles	D.6	(1,403)	(565)	(372)
Acquisitions of investments		(32)	(54)	(93)
Total investments		(1,435)	(619)	(465)
Proceeds from disposals of fixed assets, net of income taxes		22	492	81
Net change in loans, long-term advances and other investing cash flows		4	14	(5)

Net cash used in investing activities (B)		(1,409)	(113)	(389)

Issuance of Sanofi-Synthélabo shares	D.12	4	7	3
Capital contribution from minority shareholders		5	—	—
Dividends paid:
– to Sanofi-Synthélabo shareholders		(473)	(317)	(231)
– to minority shareholders of subsidiaries		(3)	(6)	(10)
Additional long-term borrowings		1	9	—
Repayments of long-term borrowings		(9)	(12)	(29)
Net change in short-term borrowings		54	(1)	(21)
Acquisitions of treasury shares		(1,170)	(163)	(183)

Net cash used in financing activities (C)		(1,591)	(483)	(471)

Impact of exchange rates on cash and cash equivalents (D)		(16)	3	1
Net change in cash and cash equivalents (A) + (B) + (C) + (D)		(1,340)	1,225	340

Cash and cash equivalents, beginning of period	B.10	3,805	2,580	2,240
Cash and cash equivalents, end of period	B.10	2,465	3,805	2,580

The accompanying notes are an integral part of the consolidated financial statements.

SANOFI-SYNTHELABO

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Shares	Share Capital	Additional Paid in Capital and Reserves	Cumulative Translation Adjustment	Total
	in millions of euros
Balance, December 31, 1999	731,143,218	1,462	2,131	(15)	3,578

Dividend paid out of 1999 earnings (0,32 € per share)	—	—	(231)	—	(231)
Issuance of shares on exercise of share options	298,528	1	2	—	3
Net income for year ended December 31, 2000	—	—	985	—	985
Adjustments relating to the merger (note D.12.4.)	—	—	(16)	—	(16)
Movement in cumulative translation adjustment	—	—	—	(15)	(15)

Balance, December 31, 2000	731,441,746	1,463	2,871	(30)	4,304

Dividends paid out of 2000 earnings (0,44 € per share)	—	—	(317)	—	(317)
Issuance of shares on exercise of stock options	563,338	1	6	—	7
Net income for year ended December 31, 2001	—	—	1,585	—	1,585
Adjustments related to the Sanofi-Synthélabo merger (note D.12.4.)	—	—	176	—	176
Movement in cumulative translation adjustment	—	—	—	13	13

Balance, December 31, 2001	732,005,084	1,464	4,321	(17)	5,768

Dividends paid out of 2001 earnings (0,66 € per share)	—	—	(473)	—	(473)
Issuance of shares on exercise of stock options	362,423	1	3	—	4
Net income for year ended December 31, 2002	—	—	1,759	—	1,759
Adjustments related to the Sanofi-Synthélabo merger (note D.12.4.)	—	—	59	—	59
Change in accounting method (note D.12.3.)	—	—	24	—	24
Repurchase of shares (note D.12.5.)	—	—	(963)	—	(963)
Movement in cumulative translation adjustment	—	—	—	(143)	(143)

Balance, December 31, 2002	732,367,507	1,465	4,730	(160)	6,035

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

A.	BASIS OF PREPARATION

The consolidated financial statements of Sanofi-Synthélabo and its subsidiaries (the “Group”) have been prepared in accordance with Rule 99-02 of the Comité de la Réglementation Comptable (“CRC”) issued April 29, 1999. Under the option allowed by this rule, acquisitions of companies occurring prior to 2000 have not been restated.

The accounting policies and methods used are identical to those applied in the preparation of the financial statements for the year ended December 31, 2001, except for the new CRC Rule 2000-06 on liabilities, implemented by Sanofi-Synthélabo with effect from January 1, 2002.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and the disclosures of contingent assets and liabilities as of the balance sheet date. Examples include provisions for returns, bad debts, product claims reserves, inventory obsolescence and length of product life cycles, provisions associated with restructuring activities, income tax exposures, environmental liabilities, estimated useful lives of goodwill and intangible assets and fair values of derivative financial instruments. Actual results could vary from these estimates.

Accounting for the May 18, 1999 merger

In 1999, Sanofi and Synthélabo merged by absorption into Sanofi-Synthélabo, a separate legal entity. The effective date of the merger for accounting purposes was July 1, 1999.

The excess of the acquisition cost of the shares (including transaction-related expenses) over the book value of net assets acquired, calculated using the Group’s accounting policies, was accounted for as follows:

•	In consolidation, revaluations were recorded in the balance sheets of the companies to adjust the book value of their separately identifiable assets and liabilities to their value to the Group based on a valuation carried out as of June 30, 1999, which took into account restructuring costs and was subsequently adjusted as of December 31, 1999 and finalized as of December 31, 2000.

•	The remaining excess of cost over the adjusted book value of net assets acquired was deducted from consolidated shareholders’ equity, in accordance with Bulletin 210 issued by the Commission des Opérations de Bourse (“COB”). In compliance with CRC Rule 99-02, this accounting treatment was not adjusted for the new rules that became effective as of January 1, 2000.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

B.1.	Basis of consolidation

The consolidated financial statements include the accounts of Sanofi-Synthélabo and subsidiaries which it controls, using the full consolidation method. The existence of effectively exercisable or convertible potential voting rights is taken into account in determining whether control exists.

Companies in which Sanofi-Synthélabo and outside shareholders exercise joint control over significant financial and operational policies are accounted for using the proportionate consolidation method. For such companies, the Group recognizes in its financial statements its share of assets and liabilities, revenues and expenses, and cash flows on the same lines as used for fully-consolidated subsidiaries, in proportion to the percentage interest held by the Group.

The Group defers recognition of its share of the margin generated by the purchase of products from within the Group until such products are resold to independent third parties. However, if it is probable that the loss on a transaction will result in a reduction in the net realizable value of such products or in other-than-temporary impairment, the loss is recognized immediately in the Group’s financial statements.

Companies over which Sanofi-Synthélabo exercises significant influence are accounted for under the equity method.

All material intercompany balances and transactions have been eliminated in the consolidated financial statements.

The Group’s share of post-acquisition profits or losses is taken to the statement of income, and post-acquisition movements in the acquired company’s reserves are taken to consolidated reserves. Profits or losses arising on transactions with consolidated companies or equity investees are eliminated in proportion to the percentage interest held by the Group in the company, until the assets are resold to an independent third party.

A list of companies included in the consolidation is presented in section E. of the notes to the consolidated financial statements.

Companies are consolidated from the date on which control (exclusive or joint) or significant influence is transferred to the Group, and are excluded from consolidation from the date on which the Group transfers control or significant influence.

B.2.	Change in accounting method

Pursuant to the new CRC Rule 2000-06, which became effective as of January 1, 2002, the Group reviewed all its liabilities as of that date for compliance with the new rule.

The impact of applying this new rule was an adjustment to shareholders’ equity of 24 million euros net of income taxes.

Adoption of CRC Rule 2000-06 had no material impact on net income for the years presented.

B.3.	Foreign currency translation

Each foreign subsidiary measures its results in the currency that is most representative of its economic environment (the functional currency).

a)	Accounting for transactions in foreign currencies in individual company accounts

Fixed assets and inventories acquired in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of acquisition.

All amounts receivable or payable in foreign currencies are translated using the exchange rate prevailing at the balance sheet date or, where hedging instruments have been contracted in the market, at the hedged rate. The resulting gains and losses are recorded in the statement of income. However, foreign exchange gains and losses arising from the translation of capitalizable advances made to consolidated subsidiaries are reflected directly in the “Cumulative translation adjustment” line in shareholders’ equity.

b)	Foreign currency translation of the financial statements of foreign subsidiaries

All assets and liabilities are translated into euros using the exchange rate of the subsidiary’s functional currency prevailing at the balance sheet date. The statements of income are translated using a weighted-average exchange rate for the period. The resulting translation difference is shown as a separate component of shareholders’ equity and is recognized in the statement of income when the subsidiary is sold. By exception to this general rule, when a subsidiary operates in a hyper-inflationary environment with inflation exceeding 100% over a three-year period, fixed assets and inventories are translated using the exchange rate prevailing at the date of acquisition. Related statement of income items, such as depreciation expense, are translated using the same exchange rate as for the corresponding asset, and the resulting translation adjustment is recorded in the statement of income under “Financial income/(expense), net.”

B.4.	Goodwill

When the Group acquires control of a company, the separately identifiable assets and liabilities of the acquired company are included in the consolidated balance sheet at their fair value to the Group at the date of first consolidation.

The excess of the purchase price, including transaction-related expenses, over the fair value of the Group’s share of the identifiable assets and liabilities as of the acquisition date is recorded as goodwill.

Goodwill is amortized over periods which do not exceed 40 years. Individual amortization periods are determined after considering the nature of the acquired business and the geographical location in which the acquired company operates. Goodwill is subject to an impairment review when events or circumstances indicate that an impairment might exist. Such events or circumstances include significant changes liable to have an other-than-temporary impact on the substance of the original investment.

B.5.	Other intangible assets

Patents are amortized over the shorter of the period of legal protection or their estimated useful life.

Licenses are amortized over the shorter of the duration of the agreement or their estimated useful life.

Trademarks, leasehold rights and other intangible assets are recorded at their acquisition cost and are amortized on a straight-line basis over their estimated useful lives, net of any provision for impairment if deemed necessary. Provisions for impairment are measured on the basis of the same objective criteria that were used for the initial valuation.

Rights to pharmaceutical products that are acquired from third parties prior to receipt of regulatory approval to market the products are expensed immediately as research and development expenses. However, amounts attributable to patents or other intellectual property rights relating to molecules are capitalized if they have a market value. In such cases, they are amortized on a straight-line basis over their estimated useful lives, net of any provision for impairment if their value in use is less than net book value.

B.6.	Impairment of intangible assets

The value of intangible assets is reviewed regularly once a risk of impairment has been identified. The impairment review involves a comparison of the net book value of the asset with the future cash flows from the asset.

Future cash flows are estimated by Group management on the basis of the medium-term plans for each business activity.

If net book value exceeds the value of the undiscounted cash flows, a provision for impairment is recorded equal to the difference between the discounted cash flows and net book value. The discounting rate used is determined with reference to the risks inherent in the business activities in question and to the economic situation in the country in which they operate.

B.7.	Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost to the Group or estimated value on the date of first consolidation and are depreciated on a straight-line basis over their estimated useful lives.

Interest charges incurred on the financing of property, plant and equipment during the construction period are capitalized.

Leased assets are recorded as a fixed asset with a related liability when the terms of the lease effectively transfer the risks and rewards of ownership of the asset to the Group.

Property, plant and equipment are depreciated over the following estimated useful lives:

Buildings	20 years
Plant and equipment	8 to 10 years
Other tangible fixed assets	4 to10 years

B.8.	Investments in/advances to non-consolidated companies

Investments in and advances to non-consolidated companies are recorded at acquisition cost. A provision for impairment is recorded when the value in use to the Group as of the balance sheet date is less than acquisition cost, after taking account of various factors including the share held in the company’s net assets, its future earnings prospects, its position in the market, and, if listed, the current market price.

B.9.	Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is calculated using the weighted average cost method or the first-in, first-out method. Returned goods are recorded at the standard cost of the accounting period in which the return occurs. Expected returns are provided for at the end of the accounting period based on the Group’s past experience.

B.10.	Short-term investments and deposits

Short-term investments are valued at the lower of cost or market value. They include treasury shares held in connection with stock option plans. Treasury shares held in connection with stock option plans are allocated to these plans over the term of the plan, and are valued at the lower of acquisition cost or exercise price of the related option. Provisions recorded to reduce the carrying amount of treasury shares to the expected proceeds to be received on exercise of the options are charged to the statement of income. A provision for impairment is recorded if their stock market value, taken as the average of the last 20 listed market prices preceding the balance sheet date, is less than acquisition cost. This calculation is performed separately for each plan.

Cash and cash equivalents in the statement of cash flows comprise all liquid assets, including petty cash, bank accounts, short-term deposits with an original maturity of three months or less and short-term investment securities other than treasury shares.

B.11.	Revenue recognition

The Group derives the majority of its revenues from the sale of pharmaceutical products. Revenue is recognized when all of the following criteria are met: persuasive evidence exists of agreement between the parties; delivery has occurred or services have been rendered; and the price is fixed or determinable. Revenue from product sales is recognized when the risk and rewards of ownership pass to the customer. Licensing income is reflected in gross profit over the period during which it is earned. Sales of pharmaceutical product rights are recorded as exceptional income upon disposal of the rights, when no further obligation exists and there is no continuing commitment on the part of the Group. Non-refundable up-front payments received in respect of research and development and/or marketing agreements are recognized immediately in the statement of income.

Provisions for discounts, rebates to customers and product returns are recorded at the time the related sales are recognized, and are classified as adjustments to consolidated net sales.

B.12.	Cost of goods sold

Cost of goods sold consists primarily of the industrial cost of goods sold, licensing income and charges, distribution costs, and specific government levies related to the pharmaceuticals sector paid in certain countries.

B.13.	Research and development

Research and development costs are expensed as incurred.

B.14.	Other operating income/(expense), net

“Other operating income/(expense), net” relates primarily to profit sharing arrangements with partners under joint venture and alliance agreements. The effects of these profit sharing arrangements are reflected in operating profit (note C.).

B.15.	Intangibles—amortization and impairment

“Intangibles—amortization and impairment” includes all amortization and impairment relating to intangible assets other than software and goodwill. Amortization of software is reflected in operating profit.

B.16.	Financial income/(expense), net

“Financial income/(expense), net” comprises interest received and paid and foreign exchange gains and losses. It excludes commercial discounts, which are recorded as a reduction of consolidated net sales.

B.17.	Exceptional items

Exceptional items consist of gains and losses on disposals of tangible and intangible fixed assets and of long-term investments, costs associated with strategic restructuring programs, and significant costs or provisions relating to litigation.

B.18.	Income taxes

Income taxes include current and deferred taxation of consolidated companies.

Withholding taxes on intra-group and third-party royalties are recorded as current taxes.

Provision is also made for unrecoverable taxes payable on distributions of reserves by subsidiaries, unless such distributions are not probable.

The Group accounts for deferred taxes using the liability method, whereby deferred income taxes are recognized on:

•	differences between the tax and carrying amounts of assets and liabilities; and

•	tax loss carryforwards.

Deferred tax assets and liabilities are calculated using enacted tax rates applicable for the years during which the temporary differences are expected to reverse. A provision is recorded when it is more likely than not that the realization of the deferred tax assets will not occur.

In accordance with CRC Rule 99-02, deferred taxes are presented using a net position for each fiscal entity, aggregated as an asset or a liability in the consolidated balance sheet.

B.19.	Employee benefits

Sanofi-Synthélabo’s pension and retirement benefit commitments are recognized as liabilities on the basis of an actuarial estimate of the potential rights vested in employees and retirees as of the balance sheet date, net of the valuation of funds available to meet these obligations.

This estimate is prepared annually, and takes into account assumptions regarding life expectancy, staff turnover, salary inflation, and discounting of the amounts payable.

Other post-employment benefits (healthcare and life insurance) granted by Group companies to their employees are also recognized as liabilities on the basis of an actuarial estimate of the potential rights vested in employees as of the balance sheet date.

Actuarial gains and losses less than 10% of the higher of the future obligation or the market value of invested funds are not recognized.

B.20.	Financial instruments

The Group applies a hedging policy based on the use of diversified, liquid financial instruments to reduce its exposure to risks arising from fluctuations in exchange rates and interest rates and to protect operating margins. Derivative financial instruments are entered into only with counterparties having a high credit rating. The Group does not require collateral with respect to these transactions.

Derivative instruments used to meet the Group’s hedging objectives may include forward foreign currency exchange contracts, foreign currency options and interest rate swaps. These instruments relate to assets and liabilities existing at the balance sheet date and, in some cases, to commitments related to future transactions as determined from the Group’s annual forecasting process.

Gains and losses arising on hedging transactions are calculated and recognized symmetrically with the recognition of gains and losses on the hedged item. Gains and losses arising from the mark-to-market at the balance sheet date of instruments not qualifying as hedges are recognized in the statement of income.

B.21.	Earnings per share

Basic earnings per share and basic earnings per share before exceptional items and goodwill amortization are calculated using the weighted average number of shares outstanding during the accounting period, adjusted on a time-weighted basis from the acquisition date to reflect the number of Sanofi-Synthélabo shares held by the Group and acquired in order to stabilize the share price. In the event of a stock split or bonus issue of shares, earnings per share and earnings per share before exceptional items and goodwill amortization for prior periods are adjusted accordingly.

Diluted earnings per share and diluted earnings per share before exceptional items and goodwill amortization are calculated assuming (i) the exercise of all outstanding options and warrants and (ii) the conversion of any financial instruments giving access to the capital, after taking account of the theoretical impact of these transactions on the Group’s net income.

C.	ALLIANCES

C.1.	Alliance agreements with Bristol-Myers Squibb (“BMS”)

Two of the Group’s leading products were jointly developed with BMS: the anti-hypertensive agent irbesartan (Aprovel®/Avapro®/Karvea®) and the atherothrombosis treatment clopidogrel (Plavix®/Iscover®).

Sanofi-Synthélabo is paid, as inventor of the two molecules, a royalty on all sales generated by these products. This royalty is recorded as a reduction in cost of goods sold.

As co-developers of the products, Sanofi-Synthélabo and BMS each receive equal development royalties from their two licensees, which have been responsible, since 1997, for marketing the products using their local distribution network, composed of the affiliates of both groups. These licensees operate in two separate territories: (i) Europe, Africa and Asia, under the operational management of Sanofi-Synthélabo; and (ii) the rest of the world (excluding Japan), under the operational management of BMS. In Japan, Sanofi-Synthélabo has granted a license to BMS and Shionogi, a Japanese pharmaceutical company.

The products are marketed in different ways in different countries.

Co-promotion consists of a pooling of sales resources under a single brand name. Co-promotion is preferably achieved through contracts or through appropriate tax-transparent legal entities. Each partner records directly its share of taxable income.

Co-marketing consists of separate marketing of the products by each local affiliate using its own name and resources under different brand names for the product.

In certain countries of Eastern Europe, Africa, Asia, Latin America and the Middle East, the products are marketed on an exclusive basis, either by Sanofi-Synthélabo or by BMS.

In the territory managed by Sanofi-Synthélabo, operations are recognized by the Group as follows:

(i)	Co-promotion is used in most of the countries of Western Europe and Asia (excluding Japan) for both products, and in Portugal for irbesartan (Aprovel®/Avapro®/Karvea®). The legal entities used are partnerships (“sociétés en participation”) or other tax-transparent entities, which are majority-owned by and under the operational management of the Group. Sanofi-Synthélabo recognizes all the revenue associated with the sale of the drugs, as well as the corresponding expenses. The share of net income reverting to BMS subsidiaries is recorded in “Other operating income/(expense), net”.

(ii)	Co-marketing is used in Germany, Italy, Spain and Greece for both products, and in Portugal for clopidogrel (Plavix®/Iscover®). Sanofi-Synthélabo recognizes revenues and expenses generated by its own operations.

(iii)	In Eastern Europe, Africa, Asia and the Middle East, where products are marketed exclusively by Sanofi-Synthélabo, the Group recognizes revenues and expenses generated by its own operations.

In the territory managed by BMS, operations are recognized by the Group as follows:

(i)	Co-promotion is used in the United States and Canada through entities which are majority-owned by and under the operational leadership of BMS. Sanofi-Synthélabo does not recognize revenues; rather, it invoices the entity for its promotion expenses, accounts for royalties in gross profit and records its share of net income in “Other operating income/(expense), net”.

(ii)	Co-marketing is used in Brazil, Mexico, Argentina, Colombia and Australia. Sanofi~Synthélabo recognizes revenues and expenses generated by its own operations.

(iii)	In certain other countries of Latin America, where products are marketed exclusively by Sanofi-Synthélabo, the Group recognizes revenues and expenses generated by its own operations.

The presentation of these transactions in the Sanofi-Synthélabo financial statements, in accordance with the legal nature of the agreements, results in the inclusion of Sanofi-Synthélabo’s share of the results of operations in its consolidated operating profit and consolidated income before tax and exceptional items.

C.2.	Alliance agreements with Pharmacia-Searle

Through December 29, 2001:

The hypnotic drug zolpidem (Ambien®) was sold in the US through the Lorex Pharmaceuticals joint venture (“Lorex”), owned 49% by Sanofi-Synthélabo and 51% by Pharmacia-Searle. This joint venture was accounted for under the proportionate consolidation method, as the two groups had signed an agreement under which they exercised joint control over financial and operational policy. Sanofi-Synthélabo also received royalties from Lorex, the non-Group portion of which was accounted for as an addition to gross profit.

Under the profit-sharing agreement, Sanofi-Synthélabo was entitled to 40% of the profits in 2000 (against 60% for Pharmacia-Searle). The percentage rose to 47% in 2001 and to 49% from January 1 through April 15, 2002. The difference between the net income of Lorex and the share to which Sanofi-Synthélabo was contractually entitled was recorded in the statement of income on the line “Other operating income/(expense), net”.

The profit-sharing agreement also provided for the acquisition by the Group of the 51% interest owned by Pharmacia-Searle on April 16, 2002.

As from December 30, 2001:

On December 30, 2001, the partners signed an amendment to the profit-sharing agreement pursuant to which Pharmacia-Searle transferred control of Lorex Pharmaceuticals to Sanofi-Synthélabo as of that date. Consequently, the Lorex Pharmaceuticals balance sheet was fully consolidated as of December 31, 2001. In 2002, the Group fully consolidated the Lorex Pharmaceuticals statement of income with effect from January 1. Pharmacia-Searle retained its 51% interest in Lorex Pharmaceuticals’ net income until April 16, 2002, on which date Sanofi-Synthélabo exercised its rights to acquire Pharmacia-Searle’s interest. These rights are shown as intangible assets in the balance sheet at a value of 697 million dollars.

C.3.	Alliance agreements with Organon

The alliance with Organon, a subsidiary of Akzo Nobel, covers the worldwide marketing of Arixtra®, which was launched in America and Europe in 2002. The marketing arrangements vary depending on the region involved:

(i)	North America: In the United States, Mexico and Canada, Arixtra® is sold by companies controlled jointly with Organon. Sales and expenses relating to Arixtra® are recorded using the proportionate consolidation method based on the 50% interest held by Sanofi-Synthélabo in the joint venture.

(ii)	Europe and the rest of the world (excluding Japan): Sanofi-Synthélabo markets and sells Arixtra® in the same way as its other products, and includes all sales in these countries in consolidated net sales. Sanofi-Synthélabo has an exclusive license to market Arixtra® in these territories. The royalty paid to Organon on the basis of these sales is accounted for in cost of goods sold.

D.	DETAILED NOTES TO THE FINANCIAL STATEMENTS

D.1.	Changes in the scope of consolidation

Significant changes in 2002

Acquisitions

The three main acquisitions during the period were:

•	Acquisition on April 16, 2002 of the 51% interest held by Pharmacia-Searle in the Lorex Pharmaceuticals joint venture (note C.2). With effect from this date, Sanofi-Synthélabo has been entitled to 100% of this entity’s profits.

•	Acquisition on January 1, 2002 of 100% of Institut Médical Algérien.

•	The Group also acquired the minority interests held by third parties in two companies in India and Greece.

The acquisitions made during the period resulted in the recognition of goodwill with a gross value of 13 million euros as of December 31, 2002.

Divestitures

There were no significant divestitures in the year ended December 31, 2002.

Change in method of consolidation

The Fujisawa Sanofi-Synthélabo (Japan) joint venture is proportionately consolidated at a rate of 51%, in order to reflect new agreements that took effect in 2002. This entity was accounted for using the full consolidation method at a rate of 51% in the year ended December 31, 2001.

Significant changes in 2001

Acquisitions

Further to an agreement signed by Sanofi-Synthélabo and Pharmacia-Searle on December 30, 2001 (note C.2), the Lorex Pharmaceuticals balance sheet was fully consolidated as of December 31, 2001.

The table below presents the impact on the Group’s balance sheet had Lorex Pharmaceuticals been fully consolidated as of December 31, 2000.

December 31, 2000
(in millions of euros)
Inventories	11
Accounts receivable	118
Other current assets	(44)

TOTAL ASSETS	85

Shareholders’ equity	1
Accounts payable	16
Other current liabilities	68

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	85

The negative impact on other current assets results from the elimination of 100% of the transactions between Lorex Pharmaceuticals and other Group companies.

On a 100% basis, Lorex Pharmaceuticals generated net sales of 905 million dollars in 2001 and 709 million dollars in 2000, and net income before taxes of 576 million dollars in 2001 and 420 million dollars in 2000.

In 2001, the Group also acquired the minority interests held by third parties in four companies in Sweden, Turkey, Chile and Algeria, as well as a majority interest in a company in Colombia. These acquisitions resulted in the recognition of goodwill with a gross value of 59 million euros as of December 31, 2001.

Divestitures

The three principal divestitures during the period were as follows:

–	On February 8, 2001, the Group signed an agreement to sell its Sylachim fine chemicals subsidiary to Dynamit Nobel, a subsidiary of the German group MG Technologies. The sale was priced at 99 million euros on an enterprise value basis (selling price excluding the debt of the divested company).

–	On February 9, 2001, the Group signed an agreement to sell the urological bio-medical devices company Porgès and its subsidiaries to Mentor Corporation. The sale was priced at 35 million euros on an enterprise value basis (selling price excluding the debt of the divested sub-group).

–	On March 15, 2001, the Group signed an agreement to sell the cardiological medical devices company Ela Medical and its subsidiaries to the Snia Group. The sale was priced at 138 million euros on an enterprise value basis (selling price excluding the debt of the divested sub-group).

Amounts related to these divested businesses reflected in the consolidated balance sheet as of December 31, 2000 are shown below:

December 31, 2000
(in millions of euros)
Property, plant & equipment and intangible assets	83
Deferred income taxes	3
Inventories	67
Accounts receivable	65
Other current assets	88
Cash and cash equivalents	6

TOTAL ASSETS	312

Shareholders’ equity	48
Long-term debt & other long-term liabilities	14
Accounts payable	35
Other current liabilities	103
Short-term debt	112

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	312

Amounts related to these divested businesses reflected in the consolidated statements of income are summarized below:

	Year ended December 31, 2001	Year ended December 31, 2000
	(in millions of euros)
Net sales	39	243
Operating profit/(loss)	(8)	20
Net income/(loss)	(10)	8
Net income/(loss) before exceptional items and goodwill amortization	(10)	8

The interest in Laboratoires de Biologie Végétale Yves Rocher was sold at end December 2001 for 316 million euros. The sale generated a consolidated net gain for Sanofi-Synthélabo of 125 million euros, recognized in the year ended December 31, 2001.

After this sale, and based on available information, the Group owns 39.1% of Financière des Laboratoires de Cosmétologie Yves Rocher, a holding company which in turn holds 51.3% of Laboratoires de Biologie Végétale Yves Rocher. Consequently, the Group had an indirect financial interest of 20.1% in the Yves Rocher group as of December 31, 2001.

Significant changes in 2000

Acquisitions

In 2000, the Group acquired the minority interests held by third parties in two companies in Poland and Finland. These acquisitions resulted in the recognition of goodwill with a gross value of 83 million euros as of December 31, 2000.

Divestitures

There were no significant divestitures in the year ended December 31, 2000.

D.2.	Intangible assets

Intangible assets as of December 31, 2002, 2001 and 2000 comprise:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
Goodwill	153	153	86

Trademarks	53	51	40
Patents, concessions, licenses and other	1,282	697	282
Software	135	103	77

Sub-total – other intangible assets	1,470	851	399

GROSS	1,623	1,004	485

Amortization and impairment	(328)	(195)	(84)

NET	1,295	809	401

The increase in the line “Patents, concessions, licenses and other” was principally due to the purchase of the rights to Ambien in the United States.

Exceptional impairment of an immaterial amount was recognized on the basis of impairment tests carried out as of December 31, 2002 using the method described in note B.6.

D.3.	Property, plant and equipment

Property, plant and equipment as of December 31, 2002, 2001 and 2000 comprise:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
Land	52	50	54
Buildings	611	507	445
Plant and equipment	797	679	578
Fixtures, fittings and other	311	249	205
Fixed assets in progress	218	145	135

GROSS	1,989	1,630	1,417

Depreciation and impairment	(594)	(401)	(200)

NET	1,395	1,229	1,217

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 amounted to 217 million euros, 194 million euros and 181 million euros respectively.

Included in property, plant and equipment are the following balances relating to capitalized leases as of December 31, 2002, 2001 and 2000:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
Land	9	9	9
Buildings	105	107	120
Plant and equipment	—	—	8

GROSS	114	116	137

Depreciation and impairment	(56)	(51)	(52)

NET	58	65	85

D.4.	Investments in/advances to equity investees

Investments in/advances to equity investees as of December 31, 2002, 2001 and 2000 comprise:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
Yves Rocher group	92	84	73
Other investments and advances	17	16	13

TOTAL	109	100	86

As of December 31, 2002, investments in and advances to equity investees mainly comprised the 39.1% interest in Financière des Laboratoires de Cosmétologie Yves Rocher, the parent company of the Yves Rocher cosmetics group.

D.5.	Investments in/advances to non-consolidated companies

As of December 31, 2001 and December 31, 2000, investments in/advances to non-consolidated companies included receivables relating to operations with joint venture and alliance partners. These items were included in “Other current assets” as of December 31, 2002.

As of December 31, 2000, other investments in/advances to non-consolidated companies related mainly to a direct interest in Laboratoires de Biologie Végétale Yves Rocher valued at 159 million euros. As described in note D.19, this interest was sold in December 2001 following the exercise by Yves Rocher of its purchase option.

D.6.	Acquisitions of property, plant and equipment and intangible assets

Acquisitions of property, plant and equipment and intangible assets as shown in the consolidated statement of cash flows comprise:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(in millions of euros)
Acquisitions of intangible assets	980	282	119
Acquisitions of property, plant & equipment	423	283	253

TOTAL	1,403	565	372

In 2002, acquisitions of intangible assets mainly comprised the purchase of the rights to Ambien in the United States resulting from the acquisition of Pharmacia-Searle’s 51% interest in Lorex Pharmaceuticals (see note C.2), and payment of the balance for the rights to Avapro in the United States.

In 2001, they included the payment made in connection with the increase in the Group’s share in profits arising from the marketing of Avapro in the United States.

In 2000, they comprised acquisitions of pharmaceutical products and buyouts of marketing rights. Acquisitions of property, plant and equipment relate mainly to industrial facilities (chemicals and drugs manufacturing) and to research sites.

The accelerated level of investment in property, plant and equipment in 2002 is related to increases in production capacity for new products.

D.7.	Inventories

Inventories as of December 31, 2002, 2001 and 2000 comprise:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
Raw materials	288	305	196
Work in process	144	113	178
Finished goods	474	442	396

GROSS	906	860	770

Provision	(83)	(55)	(33)

NET	823	805	737

Given the diversity of the activities carried on by the Group, some products sold within the Group and to third parties may be classified alternatively as raw materials, work in process or finished goods, depending on the circumstances. The inventory split shown above uses the classifications adopted by the subsidiary holding the inventory.

The table below shows the movement in inventory provisions for the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(in millions of euros)
Balance, beginning of period	(55)	(33)	(4)

Movement in provisions recognized in net income for the period	(85)	(66)	(42)
Provisions utilized	53	37	14
Change in scope of consolidation	(2)	8	—
Effect of exchange rates	6	(1)	(1)

BALANCE, END OF PERIOD	(83)	(55)	(33)

D.8.	Accounts receivable

Accounts receivable as of December 31, 2002, 2001 and 2000 comprise:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
Gross	1,348	1,585	1,246
Provision	(37)	(19)	(12)

NET	1,311	1,566	1,234

Balances of and movements in provisions for accounts receivable for the years ended December 31, 2002, 2001 and 2000 were not material.

D.9.	Other current assets

Other current assets as of December 31, 2002, 2001 and 2000 comprise:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
Taxes recoverable	335	215	240
Other receivables	462	282	265
Prepaid expenses	57	43	48

TOTAL (NET)	854	540	553

Other current assets as of December 31, 2002 include receivables relating to operations with joint venture and alliance partners, shown in “Investments in/advances to non-consolidated companies” in 2000 and 2001 (see note D.5). The reclassification of these balances as of January 1, 2002 amounted to 83 million euros.

The balance of receivables relating to operations with joint venture and alliance partners as of January 1, 2001 was 60 million euros.

D.10.	Short-term investments and deposits

Surplus cash is invested in money-market mutual funds and term deposits with counterparties having high credit ratings.

As of December 31, 2002, Sanofi-Synthélabo held treasury shares, mainly allocated to employee stock option plans, with a net value of 623 million euros. The value of treasury shares held as of December 31, 2001 and 2000 was 462 million euros and 299 million euros respectively. The market value of treasury shares was 813 million euros as of December 31, 2002, compared with 957 million euros as of December 31, 2001 and 635 million euros as of December 31, 2000. These shares are included in “Short-term investments and deposits”.

In the light of the listed market price of the shares in the 20 days preceding the balance sheet date, this line includes a provision for impairment of 46 million euros as of December 31, 2002.

D.11.	Deferred income taxes

Net deferred tax assets as of December 31, 2002, 2001 and 2000 comprise:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
Deferred income taxes on:
– Consolidation adjustments	237	207	133
– Provision for pensions & other employee benefits	35	55	43
– Other non-deductible provisions & other items	202	199	217

TOTAL NET DEFERRED TAX ASSETS	474	461	393

Deferred tax assets not recognized because of uncertainty as to their future recovery amounted to 243 million euros as of December 31, 2002, compared with 313 million euros as of December 31, 2001 and 361 million euros as of December 31, 2000.

As of December 31, 2002, the Group had total tax loss carryforwards of 97 million euros, which are due to expire as follows:

Loss
(in millions of euros)
2003	9
2004	6
2005	3
2006	13
2007	19
2008 and thereafter	47

TOTAL	97

Use of these tax loss carryforwards is limited to the entity in which they arose. In jurisdictions where tax consolidations are applied, carryforwards are able to be netted against taxable income generated by other entities in the consolidated tax group.

In certain countries, withholding taxes are paid by the Group when dividends are distributed. Due to local investment needs, distribution of a portion of these earnings is considered unlikely. No provision has been made for deferred income taxes on this portion of earnings, which amounted to 1,001 million euros, 652 million euros and 649 million euros as of December 31, 2002, 2001 and 2000 respectively.

D.12.	Shareholders’ equity

D.12.1.	Share capital

The share capital comprises 732,367,507 shares with a par value of 2 euros per share.

The Group held 30,376,375 treasury shares as of December 31, 2002, 11,419,291 treasury shares as of December 31, 2001 and 8,946,924 treasury shares as of December 31, 2000 respectively.

D.12.2.	Reserves subject to restrictions on distribution

As of December 31, 2002, 591 million euros of the Group’s consolidated reserves were non-distributable. Of this amount, 193 million euros constitutes a legal reserve which is restricted as to distribution. The remaining 398 million euros principally represents a portion of net long-term gains on disposals whose distribution would be subject to supplementary taxation.

D.12.3.	Change in accounting method

In application of the new CRC Rule 2000-06, non-compliant provisions amounting to 24 million euros net of taxes were reversed by crediting shareholders’ equity.

D.12.4.    Adjustments to shareholders’ equity related to the merger between Sanofi and Synthélabo

As a result of the merger between Sanofi and Synthélabo, positive adjustments of 59 million euros and 176 million euros were made to shareholders’ equity in 2002 and 2001 respectively. A negative adjustment of 16 million euros was made in 2000.

These adjustments include the portion of provisions recorded in the opening balance sheet no longer required due to favorable changes in the relevant risks during the period. The 2001 adjustment also included the offset of a portion of the goodwill related to the merger (initially recorded as a reduction of equity) against the capital gain on the main businesses divested in that year.

The adjustments are summarized as follows:

	2002	2001	2000
	(in millions of euros)
Revaluation of assets	—	—	88
Change in provisions for risks and deferred income taxes recorded in the opening balance sheet	59	90	(64)
Allocation of goodwill to divestitures	—	34	—
Revaluation of commitments to employees	—	52	(40)

TOTAL	59	176	(16)

In 2002 and 2001, the change in provisions for risks and deferred income taxes related mainly to the settlement of tax litigation, primarily in France and the United States. In 2000, this related mainly to the revaluation of contingent tax positions existing as of the date of the merger.

D.12.5.    Repurchase of shares

The Annual General Meeting of May 22, 2002 authorized the implementation of a share purchase program amounting to 10% of Sanofi-Synthélabo shares. Under this authorization, the Group proceeded in 2002 with a policy of purchasing its own shares with a view to holding, selling, transferring or canceling them. Shares purchased are netted off shareholders’ equity at purchase price. Gains and losses on transactions in these shares, net of taxes, are also taken to shareholders’ equity. Under this plan, the Group repurchased 16,520,795 shares in 2002 for 970 million euros. As at December 31, 2002, the Group held 16,411,795 treasury shares, amounting to 963 million euros.

D.12.6. Stock-based	compensation

Options to subscribe to Group shares

The Sanofi shareholders’ meeting of May 21, 1992 authorized a stock option plan, which allows grantees to subscribe to a fixed number of shares at a pre-determined price over a specified period. Options granted under this plan cliff vested one year from the date of grant and expired seven years from the date of grant.

Details of the options granted under this plan are presented below (in Sanofi-Synthélabo equivalent shares):

Origin	Date of grant	Options granted	Start date of vesting period	Expiration date	Exercise price (in euros)	Options exercised as of 12/31/02
Sanofi	09/20/1995	1,056,000	09/21/1996	09/20/2002	10.26	1,025,640
Sanofi	09/18/1996	1,056,000	09/19/1997	09/18/2003	14.56	539,675

The exercise of all of the stock options outstanding at December 31, 2002 would result in an increase of approximately 7 million euros in shareholders’ equity.

Exercise of options under this plan resulted in the creation of 362,423 shares in 2002 (each with a par value of 2 euros per share) and aggregate proceeds of 4 million euros.

Options to purchase Group shares

The Group has several stock option plans which allow grantees to purchase a fixed number of shares at a pre-determined price over a specified period. Options generally cliff vest over two to five years from the date of grant and expire seven to twenty years from the date of grant. Shares acquired under these plans generally may not be disposed of prior to the fifth anniversary of the date of grant, or prior to the fourth anniversary of the date of grant with effect from the Sanofi-Synthélabo plan of May 24, 2000.

As authorized by the Sanofi-Synthélabo shareholders’ meeting of May 18, 1999, the Group may grant options to its employees to acquire up to 14,611,740 shares.

Details of the stock purchase options granted under the Group’s various plans are presented below (in Sanofi-Synthélabo equivalent shares):

Origin	Date of Grant	Options Granted	Start date of Vesting Period	Expiration Date	Exercise Price (in euros)	Options Exercised as of December 31, 2002
Synthélabo	12/15/93	364,000	12/15/98	12/15/13	6.36	348,400
Synthélabo	10/18/94	330,200	10/18/99	10/18/14	6.01	305,200
Synthélabo	12/15/94	49,400	12/15/99	12/15/14	5.86	49,400
Synthélabo	12/15/95	442,000	12/15/00	12/15/15	8.50	378,400
Synthélabo	01/12/96	208,000	01/12/01	01/12/16	8.56	133,630
Synthélabo	04/05/96	228,800	04/05/01	04/05/16	10.85	114,040
Sanofi	09/22/97	1,120,000	09/23/99	09/22/04	21.46	194,020
Synthélabo	10/14/97	262,080	10/14/02	10/14/17	19.73	49,760
Synthélabo	06/25/98	296,400	06/26/03	06/25/18	28.38	—
Sanofi	12/10/98	1,200,000	12/11/00	12/10/05	34.95	24,720
Synthélabo	03/30/99	716,040	03/31/04	03/30/19	38.08	—
Sanofi-Synthélabo	05/24/00	4,292,000	05/25/04	05/24/10	43.25	—
Sanofi-Synthélabo	05/10/01	2,936,500	05/11/05	05/10/11	64.50	—
Sanofi-Synthélabo	05/22/02	3,111,850	05/23/06	05/22/12	69.94	—

Shares offered under these plans are acquired in the stock market. Consequently, these plans have no impact on shareholders’ equity as of December 31, 2002.

In 2002, the Group repurchased 3,029,884 shares for 214 million euros for allocation under stock option plans.

Summary of stock-based compensation plans

A summary of the Group stock options outstanding at December 31, 2002, 2001 and 2000, and of changes during those years, is presented below:

		Exercise price (in euros)
	Number of options	Weighted average per share	Aggregate (in millions of euros)
Outstanding–January 1, 2000	6,392,174	21.45	137

Granted	4,292,000	43.25	186
Exercised	(499,928)	9.76	(5)
Expired/Forfeited	(5,200)	19.73	—

Outstanding–December 31, 2000	10,179,046	31.21	318

Granted	2,936,500	64.50	189
Exercised	(881,313)	10.98	(10)
Expired/Forfeited	(76,260)	43.71	(3)

Outstanding–December 31, 2001	12,157,973	40.64	494

Granted	3,111,850	69.94	218
Exercised	(847,018)	13.27	(11)
Expired/Forfeited	(71,300)	36.87	(3)

OUTSTANDING–DECEMBER 31, 2002	14,351,505	48.63	698

As of December 31, 2002, there were 3,108,635 exercisable options outstanding, with a weighted average exercise price of 24.15 euros per share. As of December 31, 2002, there remained 4,271,390 options available for grant. The following table summarizes information concerning outstanding and exercisable options as of December 31, 2002:

	Outstanding			Exercisable
Range of exercise prices per share	Number of options	Weighted average remaining life (years)	Weighted average exercise price per share (in euros)	Number of options	Weighted average exercise price per share (in euros)
From 5.86 to 10.85 euros per share	288,130	12.93	9.16	288,130	9.16
From 14.56 to 28.38 euros per share	1,944,425	4.95	20.50	1,648,025	19.09
From 34.95 to 69.94 euros per share	12,118,950	8.23	54.08	1,172,480	34.95

TOTAL	14,351,505	7.88	48.63	3,108,635	24.15

D.13.	Long-term debt (portion due after more than one year)

The Group’s long-term debt as of December 31, 2002, 2001 and 2000 comprises:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
Capital lease obligations	51	57	65
Other long-term debt	14	62	56

TOTAL	65	119	121

The Group’s long-term debt agreements do not contain any covenants which impose significant restrictions on the Group’s activities, including its ability to pay dividends, acquire or divest other businesses or incur additional borrowings. There are no specific contractual provisions associated with this debt liable to modify the repayment terms or interest charge.

The table below presents the maturity of long-term debt as of December 31, 2002, 2001 and 2000:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
2002	—	—	8
2003	—	55	55
2004	11	11	9
2005	8	9	8
2006	7	8	6
2007	4	4	5
Thereafter	35	32	30

TOTAL	65	119	121

The table below presents an analysis of long-term debt by interest rate as of December 31, 2002, 2001 and 2000, after taking into account hedging instruments. The split is based on interest rates at year-end.

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
Less than 5%	8	54	54
From 5% to 7.5%	51	53	52
From 7.5% to 10%	6	12	15

TOTAL	65	119	121

Of which:
– fixed rate	15	21	22
– variable rate	50	98	99

The table below presents an analysis of long-term debt by currency as of December 31, 2002, 2001 and 2000, after taking into account hedging instruments:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
Euro	58	110	118
US dollar	2	2	3
Other currencies	5	7	—

TOTAL	65	119	121

The table below summarizes interest paid on the short-term and long-term portion of debt and on credit lines during each accounting period:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(in millions of euros)
Interest paid	22	18	19

D.14.	Provisions and other long-term liabilities

Provisions and other long-term liabilities as of December 31, 2002, 2001 and 2000 comprise:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
Provisions for pensions and other benefits (D.14.1)	427	474	474
Restructuring provisions (D.14.2)	8	46	61
Other provisions for risks (1) (D.14.3)	347	431	469
Other long-term liabilities (D.14.4)	4	102	126

TOTAL	786	1,053	1,130

(1) Of which:
– Environmental remediation risks	21	30	23
– Product risk liabilities	20	25	21

D.14.1.	Provisions for pensions and other benefits

The Group and its subsidiaries have a significant number of benefit pension plans covering the majority of their employees. The specific features (benefit formulas, funding policies and types of assets held) of the plans vary depending on regulations and laws in the particular country in which the employees are located. Several benefit plans are defined benefit plans and cover besides employees, certain members of the Board of Directors.

Actuarial valuations of the Group’s benefit obligations were computed as of December 31, 2002, 2001 and 2000. The calculations incorporate:

•	assumptions on staff turnover, life expectancy and salary inflation;

•	a retirement age of 60 to 65 for a total working life allowing for full rate retirement rights for French employees, and retirement assumptions reflecting local economic and demographic factors specific to foreign employees;

•	discounting rates used to determine the actuarial present value of the projected benefit obligations as follows:

–	Euro zone plans: 5.25% as of December 31, 2002 and 2001; 5.5% as of December 31, 2000

–	US plans: 6.75% as of December 31, 2002; 7% as of December 31, 2001 and 2000

–	UK plans: 5.50% as of December 31, 2002; 5.75% as of December 31, 2001; 6% as of December 31, 2000

–	other plans: 2%-12% as of December 31, 2002; 2.5%-14.5% as of December 31, 2001; 2.5%-15% as of December 31, 2000

•	Expected long-term rates of return for plan assets ranging from 5% to 10% as of December 31, 2002; 4% to 15% as of December 31, 2001; and 5.15% to 15% as of December 31, 2000.

The majority of the fund assets are invested in the United States and the United Kingdom. The long-term rates of return used are as follows:

–	for American pension plans: 8.5% as of December 31, 2002; 8.75% as of December 31, 2001 and 2000;

–	for UK pension plans: 6.50% as of December 31, 2002 and 2001; 7% as of December 31, 2000.

D.14.2.	Restructuring provisions

The following table summarizes movements in restructuring provisions, classified under “Other long-term liabilities” and “Other current liabilities” (note D.15), for each of the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(in millions of euros)
Balance, beginning of period	82	149	323

Of which:
– classified under “Other long-term liabilities”	46	61	135
– classified under “Other current liabilities”	36	88	188
Charges to provisions recognized in net income for the period	1	6	—
Reversals of provisions in application of CRC Rule 2000.06	(20)	—	—
Reversals of provisions recorded in the opening balance sheet	(4)	(16)	(14)
Provisions utilized	(30)	(57)	(159)
Effect of exchange rates	(2)	—	(1)

BALANCE, END OF PERIOD	27	82	149

Of which:
– classified under “Other long-term liabilities”	8	46	61
– classified under “Other current liabilities”	19	36	88

Following the merger of Sanofi and Synthélabo in 1999, the Group developed a restructuring plan, which consisted of a combination of actions designed to integrate head offices worldwide, reorganize the sales forces and close or re-size industrial sites throughout the world. Implementation of these restructuring plans commenced in 1999 and was substantially completed in 2000 and 2001. In France, the restructuring program related to a reduction in workforce was carried out principally through a program of voluntary early retirement for people aged 55 as of December 31, 1999.

In 2000, the Group revised certain of its previous estimates for restructuring-related activities related to the merger between Sanofi and Synthélabo.

The adjustment consisted of a 14 million euro decrease, comprising an 18 million euro increase for revisions to initial plans linked with industrial capacities (in particular employee termination costs) and a 32 million euro decrease for final assessments of costs to be incurred in connection with other restructuring activities, in particular the retirement or impairment of tangible assets.

Expenses incurred in 2002, 2001 and 2000 and charged against the provision, shown on the line “Provisions utilized”, relate principally to employee termination costs (11, 56 and 145 million euros respectively), mainly in western Europe.

D.14.3	Other provisions for risks

The table below shows movements in other provisions for risks, including environmental risks and litigation, tax exposures, commercial risks, product liability risks and intellectual property risks, for each of the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(in millions of euros)
Balance, beginning of period	431	469	302
Charges to provisions recognized in net income for the period	88	77	70
Reversals of provisions in application of CRC Rule 2000-06	(11)	—	—
Reversals of provisions recorded in the opening balance sheet	(32)	(96)	63
Provisions utilized	(14)	(35)	(13)
Reclassifications between accounts	(92)	12	44
Effect of exchange rates	(23)	4	3

BALANCE, END OF PERIOD	347	431	469

The Group is involved in a number of legal proceedings and claims. These include commercial and intellectual property litigation, tax audits and other matters relating to the normal conduct of its business.

Provisions for tax exposures are recorded if the Group considers that the tax authorities might challenge a tax position taken by the Group or a subsidiary.

An assessment of these risks has been performed with the assistance of the Group’s legal advisers, and provisions have been recorded where circumstances required.

In 2002, reclassifications mainly comprised the transfer of existing provisions in respect of which payments are due to be made in 2003, now shown as short-term items under “Other liabilities”.

D.14.4	Other long-term liabilities

As of December 31, 2001 and 2000, other long-term liabilities included liabilities on operations with joint venture and alliance partners, which were included in “Other current liabilities” as of December 31, 2002 (see note D.15).

D.15.	Other current liabilities

Other current liabilities as of December 31, 2002, 2001 and 2000 comprise:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
Taxes payable	472	597	317
Employee-related liabilities	384	418	352
Restructuring provisions (D.14.2.)	19	36	88
Other liabilities	724	943	543

TOTAL	1,599	1,994	1,300

In 2001, “Other liabilities” included the unpaid portion of the purchase price of acquisitions made in the period, and the impact of the full consolidation of the Lorex Pharmaceuticals balance sheet.

In 2002, “Other liabilities” also included the reclassification of the balance as of January 1, 2002 of liabilities on operations with joint venture and alliance partners, amounting to 85 million euros. The balance of such liabilities as of January 1, 2001 was 89 million euros.

The unpaid portion of the purchase price of acquisitions made in the period, which is included in other liabilities, amounted to 24 million euros as of December 31, 2002 and 170 million euros as of December 31, 2001, and was immaterial as of December 31, 2000.

D.16.	Short-term debt

Short-term debt as of December 31, 2002, 2001 and 2000 comprises:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
Current portion of long-term debt	55	9	12
Other short-term debt	146	156	145
Bank overdrafts	150	120	134

TOTAL	351	285	291

D.17.	Derivative financial instruments

The table below presents the notional amounts of the Group’s outstanding derivative financial instruments as of December 31, 2002, 2001 and 2000:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
Interest rate swaps	46	46	46
Currency options – sales of puts(1)	51	24	12
Currency options – sales of calls(2)	758	705	314
Currency options – purchases of puts(3)	448	413	164
Currency options – purchases of calls(4)	90	40	39
Forward foreign currency exchange contracts written – financial(5)	1,033	1,016	741
Forward foreign currency exchange contracts purchased – financial(6)	131	254	248

(1)	including 51 million euros on the Norwegian krone as of December 31, 2002; 18 million euros on the US dollar as of December 31, 2001; 6 million euros on the Swiss franc and 6 million euros on the US dollar as of December 31, 2000.

(2)	including 568 million euros on the US dollar and 163 million euros on the yen as of December 31, 2002; 527 million euros on the US dollar and 157 million euros on the yen as of December 31, 2001; 220 million euros on the US dollar and 74 million euros on the yen as of December 31, 2000.

(3)	including 321 million euros on the US dollar and 96 million euros on the yen as of December 31, 2002; 326 million euros on the US dollar and 77 million euros on the yen as of December 31, 2001; 113 million euros on the US dollar and 43 million euros on the yen as of December 31, 2000.

(4)	including 45 million euros on the US dollar, 19 million euros on the yen and 26 million euros on the Norwegian krone as of December 31, 2002; 16 million euros on the yen, 10 million euros on the US dollar and 9 million euros on the Norwegian krone as of December 31, 2001; 31 million euros on the US dollar and 6 million euros on the yen as of December 31, 2000.

(5)	including 798 million euros on the US dollar, 79 million euros on the yen, 60 million euros on the British pound, 26 million euros on the Canadian dollar, 16 million euros on the Czech koruna and 10 million euros on the Norwegian krone as of December 31, 2002; 812 million euros on the US dollar, 87 million euros on the yen, 45 million euros on the British pound and 29 million euros on the Canadian dollar as of December 31, 2001; 593 million euros on the US dollar, 83 million euros on the yen, 29 million euros on the British pound and 20 million euros on the Canadian dollar as of December 31, 2000.

(6)	including 68 million euros on the Swiss franc, 33 million euros on the Norwegian krone and 10 million euros on the British pound as of December 31, 2002; 118 million euros on the US dollar, 88 million euros on the Swiss franc, 30 million euros on the Norwegian krone as of December 31, 2001; 103 million euros on the US dollar, 83 million euros on the Swiss franc, 36 million euros on the British pound and 14 million euros on the yen as of December 31, 2000.

Fair value of financial instruments

The carrying values and estimated fair values of certain of the Group’s financial instruments outstanding as of December 31, 2002, 2001 and 2000 are presented below:

	2002		2001		2000
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	(in millions of euros)
Long-term debt (excluding capital lease obligations)	14	14	62	62	56	56
Forward foreign currency exchange contracts – written	23	48	2	23	21	49
Forward foreign currency exchange contracts – purchased	1	4	2	3	—	(3)
Currency options – sales of puts	1	—	—	—	—	—
Currency options – sales of calls	19	3	17	10	8	3
Currency options – purchases of puts	21	36	17	20	8	14
Currency options – purchases of calls	1	2	—	2	—	—

The Group considers that for cash and cash equivalents, accounts receivable, bank overdrafts, accounts payable and other short-term debt, carrying value is a reasonable estimate of fair value due to their short-term maturities and the readily available market for these types of instruments.

The following methods and assumptions were used by the Group in estimating the fair values of financial instruments:

•	Long-term debt (excluding capital lease obligations) – The carrying value of the Group’s variable-rate long-term debt approximates to fair value. The fair value of long-term fixed rate debt has been estimated based on current interest rates available for debt instruments with similar terms, degrees of risk and maturities. Substantially all of the Group’s long-term debt is variable rate.

•	Forward foreign currency exchange contracts (written and purchased) – The fair value of forward foreign currency exchange contracts is based on the estimated amount at which they could be settled based on forward market exchange rates.

•	Foreign currency option contracts (written and purchased) – The fair value of foreign currency option contracts is obtained from dealer quotes. These values represent the estimated net amount the Group would receive or pay to terminate the agreements.

D.18.	Contractual obligations and other commercial commitments

		Payments due by period
	Total	Under 1 year	1-5 years	Over 5 years
	(in millions of euros)
Contractual obligations given
Long-term debt, excluding capital lease obligations (Notes D.13-D.16)	63	49	8	6
Capital lease obligations (including interest)	72	9	29	34
Operating leases	425	70	191	164
Irrevocable purchase obligations	65	60	5	—
Other long-term obligations	202	33	128	41

TOTAL	827	221	361	245

		Commitments by period
	Total	Under 1 year	1-5 years	Over 5 years
	(in millions of euros)
Other commercial commitments given
Credit lines	—	—	—	—
Letters of credit	—	—	—	—
Guarantees:
– given	66	37	9	20
– received	(60)	(60)	—	—
Repurchase commitments	—	—	—	—
Other commercial commitments	—	—	—	—

TOTAL	6	(23)	9	20

Leases

Capital leases

Future minimum payments related to capital leases as of December 31, 2002 totaling 72 million euros and including interest payments of 15 million euros are scheduled to be made as follows:

	Interest portion	Principal portion	Total
	(in millions of euros)
2003	3	6	9
2004	3	7	10
2005	2	6	8
2006	1	5	6
2007	1	4	5
2008 and thereafter	5	29	34

TOTAL	15	57	72

Operating leases

The Group leases certain of its properties and equipment used in the ordinary course of business. Future minimum payments under non-cancelable operating leases as of December 31, 2002 amount to 425 million euros, and are scheduled to be made as follows:

December 31, 2002
(in millions of euros)
2003	70
2004	63
2005	47
2006	41
2007	40
2008 and thereafter	164

TOTAL	425

Rental expense recognized by the Group for each of the years ended December 31, 2002, 2001 and 2000 amounted to 87 million euros, 79 million euros and 87 million euros respectively.

Irrevocable purchase obligations

These mainly comprise irrevocable commitments to suppliers of fixed assets.

Other long-term obligations

As of December 31, 2002, these included royalties payable on the marketing of Arixtra under the alliance agreements with NV Organon in countries other than the United States, Canada, Japan and Mexico. In return for taking over the rights, Sanofi-Synthélabo agreed to make phased payments to Organon up to a maximum of 100 million dollars contingent on approval of additional indications. Sanofi-Synthélabo also agreed to pay minimum royalties of 75 million dollars.

In addition, Sanofi-Synthélabo is required to pay minimum royalties of 17 million euros under three pharmaceutical license agreements.

In 2002, Sanofi-Synthélabo subscribed 20 million euros to a reserved share issue made by IDM. Sanofi-Synthélabo is also committed to making an additional investment of 10 million euros in a further share issue. As of December 31, 2002, Sanofi-Synthélabo owned 1,700,145 IDM shares, representing 12.7% of the capital. This percentage may change in the future as a result of this commitment and of the conversion of existing financial instruments giving access to the capital of IDM.

Guarantees given

These comprise 50 million euros of surety bonds and 16 million euros of real collateral.

Guarantees received

These mainly comprise surety bonds.

Scope of consolidation

The Group does not use off balance sheet vehicles. All the Group’s operations are reflected in the accounts of the companies included in the consolidation for each of the periods presented.

There are no commitments other than those disclosed above (notes D.17 and D.18) which are or may become material, except for those arising under collaboration agreements and contingent additional payments relating to Avapro in the United States as described in note D.19.

D.19.	Other commitments and contingencies

Additional payments

In connection with the increase of the Group’s share in the net income derived from the marketing of Avapro in the United States (note D.6), the Group may be required to make an additional payment contingent upon the net sales of Avapro in the United States in 2003. This payment would be made in 2004 based on a percentage applied to the portion of sales over a contractually-defined threshold.

Research and development collaborations

The Group may be required to make payments to research and development partners under collaboration agreements. These agreements typically cover multiple products and give the Group the option to participate in development on a product-by-product basis. When the Group exercises an option with respect to a product, it pays its collaboration partner a fee and receives intellectual property rights to that product in exchange. The Group is also generally required to fund some or all of the development costs for products that it selects and to make payments to its partners when those products reach development milestones.

The Group’s principal collaboration agreements are:

•	a collaboration agreement with Organon to develop anti-thrombotic oligosaccharides (in continuation of the work that resulted in the development of Arixtra®);

•	a collaboration agreement with Cephalon for the development of angiogenesis inhibitors, in respect of which the payment for the first product could reach 32 million dollars;

•	an agreement with Immuno-Designed Molecules to develop cellular immunology therapies for cancer, under which IDM granted Sanofi-Synthélabo 20 development options on current and future research and development programs. For each option that leads to a commercially marketed product, IDM could receive a total of between 17 and 32 million euros, depending on the potential of the market, plus reimbursement of the development costs. Contractually, Sanofi-Synthélabo may suspend the development program for each option exercised at any time and without penalty. In 2002, Sanofi-Synthélabo exercised only one option, relating to a program for the treatment of melanoma.

•	There are two further contracts relating to research work which could give rise to deferred payments of between 1 and 4 million euros per molecule.

Because of the uncertain nature of the development work, it is impossible to predict if the Group will exercise an option for a product or if the expected milestones will be achieved, or to predict the number of molecules that will reach the relevant milestones. For this reason, it is impossible to estimate the maximum aggregate amount that Sanofi-Synthélabo will actually pay in the future under outstanding collaboration agreements. Given the nature of its business, it is highly unlikely that Sanofi-Synthélabo will exercise all options for all products or that all milestones will be achieved.

Litigation and claims

Following the merger of Sanofi and Synthélabo, the Group was in dispute with its co-shareholders in the Yves Rocher Group, who rejected the registration in the name of the merged entity Sanofi-Synthélabo of the Group’s shares in Financière des Laboratoires de Cosmétologie Yves Rocher and Laboratoires de Biologie Végétale Yves Rocher. They had previously been held by Sanofi.

Following the expert’s conclusions in November 2001, and in accordance with the judgment, Laboratoires de Biologie Végétale Yves Rocher arranged for the acquisition of the Group’s interest in its capital.

Pursuant to a judgment from the Rennes Appeal Court dated January 10, 2001, Sanofi-Synthélabo remains a shareholder of Financière des Laboratoires de Cosmétologie Yves Rocher, with an interest of 39.1%. This holding company in turn holds 51.3% of Laboratoires de Biologie Végétale Yves Rocher. Consequently, the Group had an indirect financial interest of 20.1% in the Yves Rocher group as of December 31, 2001.

During the first six months of 2001, both Sanofi-Synthélabo and Financière des Laboratoires de Cosmétologie Yves Rocher appealed separately to the highest procedural court in France (“Cour de Cassation”) on the appeal judgments.

In addition to the litigation described above, the Group is involved in a number of other legal proceedings and claims (note D.14.3).

Environmental matters

The Group is involved in various stages of investigation and cleanup relating to environmental matters at certain locations. Whenever identified, the Group’s practice is to determine the nature and scope of contingencies related to environmental remediation activity and obtain and accrue estimates of the cost of remediation. For each period presented, the estimates of cleanup costs have been accrued. As the Group continues its efforts to ensure compliance with environmental laws and regulations, additional contingencies may be identified. The Group does not believe that additional costs that could arise from environmental remediation activities will have a significant adverse effect on its financial position or results.

D.20.	Personnel costs

Personnel costs, which include compensation and other benefits paid to employees leaving the Group during the period, totaled 1,937 million euros in the year ended December 31, 2002, against 1,708 million euros in the year ended December 31, 2001 and 1,541 million euros in the year ended December 31, 2000.

Employee numbers as of December 31, 2002, 2001 and 2000 were 32,436, 30,514 and 29,200 respectively.

Employee numbers by function as of December 31, 2002, 2001 and 2000 were as follows:

	December 31, 2002	December 31, 2001	December 31, 2000
Research and development	6,718	6,273	6,203
Sales force	11,015	10,336	8,636
Production	8,043	7,651	8,288
Other	6,660	6,254	6,073

TOTAL	32,436	30,514	29,200

Remuneration paid to key executive managers of the Group during the year ended December 31, 2002 totaled 7.5 million euros, compared with 6.2 million euros in the year ended December 31, 2001 for 12 executives and 5.6 million euros in the year ended December 31, 2000 for 13 executives.

D.21.	Foreign exchange gains and losses

The Group recorded a net foreign exchange gain of 48 million euros in 2002, compared with a net gain of 5 million euros in 2001 and a net loss of 25 million euros in 2000.

D.22.	Exceptional items

Exceptional items for the years ended December 31, 2002, 2001 and 2000 comprise:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(in millions of euros)
Net gains on disposals	10	281	46
Other exceptional items	—	—	—

TOTAL	10	281	46

There were no material disposals in 2002.

In 2001, net gains on disposals related principally to the four major divestitures during the period: Sylachim, Porgès, Ela Medical and the direct holding in Laboratoires de Biologie Végétale Yves Rocher (notes D.1 and D.5). The gain on these four major divestitures included an allocation of part of the goodwill arising on the merger between Sanofi and Synthélabo, which was initially offset against consolidated shareholders’ equity.

Net gains on disposals in 2000 relate to the sale of minority interests in two listed companies.

D.23.	Income taxes

The Group has opted for tax consolidations in a number of countries, principally France, Germany and the United States.

Pre-tax net income and the corresponding tax charge for the years ended December 31, 2002, 2001 and 2000 break down as follows:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(in millions of euros)
Pre-tax net income:
France	1,357	1,317	806
Rest of the world	1,215	1,097	796

TOTAL	2,572	2,414	1,602

Income tax:
France	(335)	(473)	(296)
Rest of the world	(411)	(369)	(315)

TOTAL	(746)	(842)	(611)

The income tax charge for the years ended December 31, 2002, 2001 and 2000 comprises:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(in millions of euros)
Current taxation	(794)	(906)	(491)
Deferred taxation	48	64	(120)

TOTAL	(746)	(842)	(611)

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(in millions of euros)
Tax on income before goodwill amortization and exceptional items	(745)	(778)	(593)
Tax on goodwill amortization and exceptional items	(1)	(64)	(18)

TOTAL	(746)	(842)	(611)

The difference between the effective tax rate and the standard corporate income tax rate applicable in France for each of the years ended December 31, 2002, 2001 and 2000 is explained as follows:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(as %)
Tax rate applicable in France	35	36	38
Impact of income tax at reduced rate in France	(4)	(3)	(4)
Lorex Pharmaceuticals	(1)	—	—
Other	(1)	3	4

Effective tax rate before exceptional items and goodwill amortization	29	36	38

Impact of exceptional items	—	(1)	—

EFFECTIVE TAX RATE	29	35	38

As indicated in note C.2, Lorex Pharmaceuticals has been fully consolidated by the Group as from January 1, 2002. Net income before exceptional items and goodwill amortization therefore includes all the profits and losses of Lorex Pharmaceuticals, including the share of net income reverting to Pharmacia-Searle for the period from January 1, 2002 through April 15, 2002. Because Lorex Pharmaceuticals is a tax-transparent entity, the “Income taxes” line includes only the charge attributable to the Group. This has the effect of reducing the effective tax rate by 1.2 points.

The “Other” line includes the difference between the French tax rate and the tax rate applicable in other countries and, for all three years, the impact of the revaluation of certain of the Group’s tax exposures.

Income tax payments made by the Group totaled 1,120 million euros in 2002, 449 million euros in 2001 and 378 million euros in 2000.

D.24.	Minority interests

As of December 31, 2002, minority interests mainly comprise the share in the net income of Lorex Pharmaceuticals reverting to Pharmacia-Searle for the period from January 1, 2002 through April 15, 2002 (see note C.2).

D.25.	Related party transactions

Financial relations with the TotalFinaElf and L’Oréal groups existing prior to the merger had mainly ceased by December 31, 1999. The residual relations had no significant impact in the years ended December 31, 2002, 2001 and 2000.

D.26.	Post balance sheet events

As at the date of preparation of its financial statements, the Group is not aware of any post balance sheet events that would significantly affect the financial statements as of December 31, 2002.

D.27.	Split of net sales

The Group is not dependent on any single customer or group of customers for its sales. Products are sold throughout the world to a wide range of customers including pharmacies, hospitals, chain warehouses, governments, physicians, wholesalers and other distributors.

Sales of selected products for each of the years ended December 31, 2002, 2001 and 2000 are as follows:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
Stilnox®/Ambien®/Myslee®	1,424	786	582
Plavix®	987	705	437
Aprovel®/Avapro®	562	423	300
Eloxatine®	389	196	141
Fraxiparine®	324	297	255
Depakine®	267	243	211
Xatral®	182	148	120
Cordarone®	162	162	156
Tildiem®	141	152	154
Ticlid®	137	205	235
Solian®	135	116	93
Corotrope®/Primacor®	127	237	180
Aspégic® and related products	108	100	100
Dogmatil®	78	124	134
Kerlone®	77	82	77

D.28.	Segment information

The Group operates in one significant business segment: the research and development, production and sale of pharmaceutical products.

The Group has aggregated all its ethical product lines because they have close similarities in terms of regulatory environment, production process, distribution methods and customer profile. The Group’s generics and OTC activities are not material, and have been aggregated with its ethical activities.

The Group mainly operates in three geographical segments : “Europe”, “the United States” and “other countries”.

The table below gives net sales, operating profit, total assets and long-lived assets by geographical segment. Net sales and operating profit are allocated based on the location of the end customer. Total assets and long-lived assets are allocated based on the location of the subsidiary.

	Year ended December 31, 2002
	Total	Europe	USA	Other countries	Unallocated costs(1)
	(in millions of euros)
Net sales	7,448	4,297	1,689	1,462	—
Operating profit	2,614	1,633	1,781	522	(1,322)
Total assets	9,459	6,968	1,814	677	—
Including long-lived assets	2,899	1,715	1,052	132	—

Net sales generated in France and long-lived assets situated in France, where the Group is headquartered, totaled 1,584 million euros and 1,182 million euros respectively as of December 31, 2002.

	Year ended December 31, 2001
	Total	Europe	USA	Other countries	Unallocated costs(1)
	(in millions of euros)
Net sales	6,488	3,877	1,098	1,513	—
Operating profit	2,106	1,427	1,311	456	(1,088)
Total assets	9,967	7,924	1,321	722	—
Including long-lived assets	2,296	1,558	602	136	—

Net sales generated in France and long-lived assets situated in France, where the Group is headquartered, totaled 1,487 million euros and 1,096 million euros respectively as of December 31, 2001.

	Year ended December 31, 2000
	Total	Europe	USA	Other countries	Unallocated costs(1)
	(in millions of euros)
Net sales	5,963	3,597	888	1,478	—
Operating profit	1,577	1,190	835	440	(888)
Total assets	7,845	6,558	603	684	—
Including long-lived assets	2,045	1,756	177	112	—

Net sales generated in France and long-lived assets situated in France, where the Group is headquartered, totaled 1,507 million euros and 1,335 million euros respectively as of December 31, 2000.

(1)	Unallocated costs consist mainly of fundamental research and worldwide development of pharmaceutical molecules, and part of the cost of support functions.

E.	LIST OF COMPANIES INCLUDED IN THE CONSOLIDATION FOR THE YEAR ENDED DECEMBER 31, 2002

E.1.	Fully consolidated

		Financial interest %
JV Omnipharma (Pty) Limited	South Africa	100
Sanofi-Synthélabo (Pty) Ltd	South Africa	100
Synthélabo (South Africa) (Pty) Ltd(2)	South Africa	100
Institut Médical Algérien (IMA)	Algeria	100
Lichtenstein GmbH	Germany	100
Lichtenstein Verwaltungs GmbH	Germany	100
Sanofi-Synthélabo GmbH	Germany	100
Sanofi-Synthélabo Holding GmbH	Germany	100
Sanofi-Synthélabo de Argentina SA	Argentina	100
Sanofi-Synthélabo Australia Pty Ltd	Australia	100
Sanofi-Synthélabo Gmbh / Bristol-Myers Squibb GesmbH OHG(1)	Austria	51
Sanofi-Synthélabo GmbH	Austria	100
Sanofi-Synthélabo SA/ NV	Belgium	100
Sanofi-Synthélabo do Brasil Ltda	Brazil	100
Sanofi-Synthélabo Ltda	Brazil	100
Sanofi-Synthélabo Canada Inc	Canada	100
Sanofi-Synthélabo de Chile	Chile	100
Hangzhou Sanofi-Synthélabo ~Minsheng Pharma Co Ltd	China	55
Lakor Farmaceutica SA	Colombia	85
Pacifico Pharma	Colombia	100
Sanofi-Synthélabo de Colombie SA	Colombia	100
Sanofi-Synthélabo Korea Co Ltd	Korea	100
Sanofi-Synthélabo A/S	Denmark	100
Sanofi Winthrop BMS partnership(1)	Denmark	51
Sanofi-Synthélabo del Ecuador SA	Ecuador	100
Sanofi-Synthélabo SA	Spain	100
Synthélabo SA	Spain	100
Sanofi Winthrop BMS partnership(1)	Finland	51
Sanofi-Synthélabo OY	Finland	100
Sanofi Chimie (Ex SaSy 1)	France	100
Dakota Pharm	France	100
Europar(2)	France	100
Francopia	France	100
Groupement Fabrication Pharmaceutique	France	100
Institut d’édition Sanofi-Synthélabo	France	100
Laboratoires Irex	France	100
Sanofi Développement Pharma	France	100
Sanofi Participation	France	100
Sanofi Pharma Bristol-Myers Squibb(1)	France	51
Sanofi-Synthélabo	France	100
Sanofi-Synthélabo France	France	100
Sanofi-Synthélabo Groupe	France	100
Sanofi-Synthélabo OTC	France	100

(1)	Joint venture with Bristol-Myers Squibb consolidated using the method described in note C.1.
(2)	Deconsolidated during the year

		Financial interest %
Sanofi-Synthélabo Recherche	France	100
Sanofi Winthrop Industries	France	100
Secipe	France	100
SPI	France	100
Synthélabo Biomédical	France	100
Sanofi-Synthélabo A.E	Greece	100
Sanofi-Synthélabo HK Ltd	Hong Kong	100
Sanofi BMS Hong-Kong(1)	Hong Kong	51
Chinoin	Hungary	99
Sanofi-Synthélabo RT	Hungary	100
Sanofi-Synthélabo India Ltd	India	100
PT Sanofi-Synthélabo Combiphar	Indonesia	70
Sanofi-Synthélabo Ireland Ltd	Ireland	100
Inverni Della Beffa Spa	Italy	100
Sanofi-Synthélabo OTC Spa	Italy	100
Sanofi-Synthélabo Spa	Italy	100
Sanofi-Synthélabo Meiji Pharmaceuticals Co Ltd	Japan	51
Sanofi-Synthélabo Taisho Pharmaceuticals Co Ltd	Japan	51
Sanofi-Synthélabo Yamanouchi Pharmaceuticals KK	Japan	51
Sanofi-Synthélabo KK	Japan	100
Sanofi-Synthélabo (Malaysia) SDN-BHD	Malaysia	100
Sanofi-Synthélabo BMS Malaysia partnership(1)	Malaysia	51
Laboratoires Maphar	Morocco	81
Sanofi-Synthélabo Maroc	Morocco	100
Rudefsa	Mexico	100
Sanofi-Synthélabo de Mexico SA	Mexico	100
Sanofi-Synthélabo AS	Norway	100
Sanofi Winthrop BMS partnership ANS(1)	Norway	51
Sanofi-Synthélabo (NZ) Ltd	New Zealand	100
Sanofi-Synthélabo Panama	Panama	100
Sanofi-Synthélabo BV	Netherlands	100
Sanofi-Synthélabo Polholding BV	Netherlands	100
Sanofi-Synthélabo Row BV	Netherlands	100
Sanofi Winthrop BMS VOF(1)	Netherlands	51
Synthélabo Netherlands BV	Netherlands	100
Sanofi-Synthélabo del Peru SA	Peru	51
Synthélabo Delagrange del Peru	Peru	100
Sanofi-Synthélabo Philippines Inc	Philippines	100
Sanofi-Synthélabo Sp Zoo	Poland	100
Irex Promocao e Comercializacao de produtos farmaceuticos Lda	Portugal	100
Sanofi-Synthélabo Produtos Farmaceuticos SA	Portugal	100
Sanofi Winthrop BMS AEIE(1)	Portugal	51
Sanofi-Synthélabo de la Republica Dominicana	Dominican Republic	100
Sanofi-Synthélabo sro	Czech Republic	100

(1)	Joint venture with Bristol-Myers Squibb consolidated using the method described in note C1
(2)	Deconsolidated during the year
(3)	Consolidated using the method described in notes C2 and D1

		Financial interest %
Laboratoires Irex Sro	Czech Republic	100
Sanofi-Synthélabo Ltd	United Kingdom	100
Sanofi-Synthélabo UK Ltd	United Kingdom	100
Sterwin Medicines Ltd	United Kingdom	100
Sanofi BMS(1)	Singapore	51
Sanofi-Synthélabo (Singapore) Pte Ltd	Singapore	100
Sanofi-Synthélabo Slovakia s.r.o.	Slovakia	100
Sanofi Winthrop BMS partnership(1)	Sweden	51
Sanofi-Synthélabo AB	Sweden	100
Sanofi SA-AG (Genève)	Switzerland	100
Sanofi-Synthélabo (Suisse) SA	Switzerland	100
Synthélabo Pharma Suisse	Switzerland	100
Sanofi-Synthélabo CIS & Eastern countries SA	Switzerland	100
Fujisawa Sanofi-Synthélabo Pharmaceuticals Co Ltd(2)	Taiwan	51
Sanofi-Synthélabo Taïwan Limited	Taiwan	100
Sanofi-Synthélabo (Thailand) Ltd	Thailand	100
Synthélabo (Thailand) Ltd	Thailand	100
Sanofi-Synthélabo Adwya SA	Tunisia	51
Sanofi-Synthélabo Tunisie	Tunisia	70
Sanofi-Synthélabo Ilac.	Turkey	100
Sanofi-Dogu BMS ADI Ortakligi partnership(1)	Turkey	51
Sanofi-Synthélabo Uruguay SA	Uruguay	100
Lorex Pharmaceuticals Inc.(3)	USA	100
Sanofi-Synthélabo Inc	USA	100
Lorex Inc	USA	100
Sanocore de Venezuela S.A	Venezuela	100
Sanofi-Synthélabo de Venezuela SA	Venezuela	100
Sanofi-Synthélabo Vietnam	Vietnam	70

E.2. Equity-accounted

CKW Pharma-Extrakt	Germany	50
Belgopia SA NV	Belgium	49
Alcaliber SA	Spain	40
Groupe Yves Rocher	France	20
Mediline Ltd(2)	Israel	27
Sofarimex	Portugal	40

E.3. Proportionately consolidated

Organon Sanofi-Synthélabo Canada Partnership	Canada	50
Synthélabo Tanabe Chimie	France	50
Fujisawa Sanofi-Synthélabo	Japan	51
Organon Sanofi-Synthélabo Mexico SA de CV	Mexico	50
Fonda BV	Netherlands	50
Fujisawa Sanofi-Synthélabo Pharmaceuticals company Limited	Taiwan	51
Organon – Sanofi-Synthélabo LLC	USA	50

(1)	Joint venture with Bristol-Myers Squibb consolidated using the method described in note C1
(2)	Deconsolidated during the year
(3)	Consolidated using the method described in notes C2 and D1

F.	SIGNIFICANT DIFFERENCES BETWEEN FRENCH AND US GAAP

F.1.	Reconciliation of net income and shareholders’ equity and condensed consolidated US GAAP statements of income and balance sheets.

The Group’s consolidated financial statements have been prepared in accordance with French GAAP which, as applied by the Group, differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”).

In 2002 the financial statements of Alliance entities under the operational management of BMS, in particular the entities that market Plavix and Avapro in the United States, were restated for the years ended December 31, 2001 and 2000. This restatement is the consequence of the correction of an error in applying US GAAP revenue recognition criteria in recording sales to certain wholesalers. This restatement relates to a revenue recognition method specific to US GAAP, and therefore does not impact the French GAAP financial statements. The impact of the restatement is presented on a separate line, “Revenue recognition – US BMS Alliance”, in the 2001 and 2000 columns. Year ended December 31, 2000 is not individually significant has been restated in order to keep the consistency on the presented years. The 2001 and 2000 columns of the tables provided below contain post-restatement data, and are specified as “restated”.

The effects of the application of US GAAP on net income for each of the years ended December 31, 2002, 2001 and 2000 are set out in the table below:

	December 31, 2002	Year Ended December 31, 2001	December 31, 2000
		Restated	Restated
	(in millions of euros)
Net income, as reported under French GAAP	1,759	1,585	985

US GAAP adjustments:
(a) Purchase accounting: Synthélabo Group	(265)	(364)	(527)
Purchase accounting: Sterling	(46)	(52)	(51)
Purchase accounting: other	—	(29)	(28)
(b) Provisions and other liabilities	—	(23)	(99)
(c) Research and development arrangement	—	—	28
(d) Derivative financial instruments	8	(36)	42
(e) Revenue recognition – US BMS Alliance	117	(136)	(8)
(f) Other	15	(14)	29
(g) Deferred income tax effect on above adjustments	54	169	221
(h) Deferred income tax on equity investees	(2)	(2)	—

Total US GAAP adjustments	(119)	(487)	(393)

Net income, as determined under US GAAP	1,640	1,098	592

The effects of the application of US GAAP on shareholders’ equity as of December 31, 2002, 2001 and 2000 are set out in the table below:

	December 31, 2002	December 31, 2001	December 31, 2000
		Restated	Restated
	(in millions of euros)
Shareholders’ equity, as reported under French GAAP	6,035	5,768	4,304

US GAAP adjustments:
(a) Purchase accounting: Synthélabo Group	8,465	8,761	9,201
Purchase accounting: Sterling	1	18	112
Purchase accounting: other	110	148	166
(b) Provisions and other liabilities	—	35	110
(c) Research and development arrangement	—	—	—
(d) Derivative financial instruments	63	34	37
(e) Revenue recognition – US BMS Alliance	(35)	(160)	(21)
(f) Other	(758)	(490)	(205)
(g) Deferred income tax effect on above adjustments	(1,264)	(1,349)	(1,517)
(h) Deferred income taxes on equity investees	(18)	(16)	(46)

Total US GAAP adjustments	6,564	6,981	7,837

Shareholders’ equity, as determined under US GAAP	12,599	12,749	12,141

The following are the Group’s condensed consolidated statements of income prepared in accordance with US GAAP for each of the years ended December 31, 2002, 2001 and 2000:

	December 31, 2002	December 31, 2001	December 31, 2000
		restated	restated
	(in millions of euros)
Revenues from sale of products	7,448	6,069	5,636
Revenues from licensing agreements	565	496	394

Revenues	8,013	6,565	6,030

Cost of goods sold	(1,850)	(1,722)	(1,757)
Research and development	(1,225)	(1,037)	(932)
Selling and general	(2,472)	(2,272)	(2,101)
Intangibles – amortization and impairment	(502)	(592)	(584)
Other income and expense, income from equity investees and minority interests	337	773	374

	2,301	1,715	1,030
Income taxes	(661)	(617)	(438)

Net income	1,640	1,098	592

Earnings per share (in euros)
Basic earnings per share	2.30	1.52	0.82
Diluted earnings per share	2.28	1.51	0.82

The following are the Group’s condensed consolidated balance sheets prepared in accordance with US GAAP as of December 31, 2002, 2001 and 2000:

	December 31, 2002	December 31, 2001	December 31, 2000
		restated	restated
	(in millions of euros)
Assets
Cash and cash equivalents	144	123	207
Short-term investments and deposits	2,321	3,710	2,373
Accounts receivable	1,341	1,587	1,102
Inventories	823	805	726
Deferred income taxes	364	332	288
Other current assets	868	550	639

Total – current assets	5,861	7,107	5,335

Property, plant and equipment	1,363	1,178	1,156
Goodwill	4,784	4,587	4,768
Other intangible assets	5,140	5,178	5,169
Other non-current assets	214	182	469

Total assets	17,362	18,232	16,897

Liabilities and shareholders’ equity
Accounts payable	596	717	637
Current portion of long-term debt	351	285	291
Other current liabilities	1,591	2,089	1,311

Total – current liabilities	2,538	3,091	2,239

Long-term debt	65	119	121
Deferred income taxes	1,184	1,280	1,513
Other non-current liabilities	959	972	855

Total – liabilities	4,746	5,462	4,728

Minority interests	17	21	28
Shareholders’ equity	12,599	12,749	12,141

Total liabilities and shareholders’ equity	17,362	18,232	16,897

The following are the Group’s consolidated statements of comprehensive income prepared in accordance with US GAAP for each of the years ended December 31, 2002, 2001 and 2000:

	December 31, 2002	December 31, 2001	December 31, 2000
		restated	restated
	(in millions of euros)
Net income, as determined under US GAAP	1,640	1,098	592

Other comprehensive income (loss):
Foreign currency translation adjustments	(112)	3	(10)
Net unrealized gain (loss) on cash flow hedges, net of related tax of 8, 11 and zero, respectively	14	21	—

Net unrealized gain (loss) on available-for-sale securities, net of related tax of 2, 15 and (8), respectively	(5)	(21)	11
Reclassification adjustment for realized gains (losses) included in income, net of related tax of zero, zero and 7, respectively	—	—	(9)

Total change in unrealized gains on available-for-sale securities	(5)	(21)	2
Additional minimum pension liability, net of related tax of 33, 21 and zero, respectively	(67)	(39)	—

Comprehensive income, as determined under US GAAP	1,470	1,062	584

The effect of restating prior year financial statements on the Group’s previously-reported US GAAP financial information is summarized in the table below:

	Year Ended December 31, 2001			Year Ended December 31, 2000
	Previously Reported	Restatement	As Restated	Previously Reported	Restatement	As Restated
	(in millions of euros)
Revenues	6,617	(52)	6,565	6,033	(3)	6,030
Income before income taxes	1,851	(136)	1,715	1,038	(8)	1,030
Net income	1,187	(89)	1,098	598	(6)	592

Earnings per share:
Basic	1.65	(0.13)	1.52	0.83	(0.01)	0.82
Diluted	1.64	(0.13)	1.51	0.82	—	0.82
Shareholders’ equity	12,853	(104)	12,749	12,155	(14)	12,141
Total current assets	7,189	(82)	7,107	5,345	(10)	5,335

(a)	Purchase accounting

Under French and US GAAP, business combinations are generally accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill, which is amortized over its estimated useful life under French GAAP only. Information with respect to the specific differences between French GAAP and US GAAP for the Group’s significant acquisitions is provided below.

a-1 Merger of Sanofi Group and Synthélabo Group

Sanofi-Synthélabo was formed following the merger of the Sanofi Group and the Synthélabo Group in 1999. Under French GAAP, the transaction between the Sanofi Group and the Synthélabo Group was accounted for as a merger, effective July 1, 1999, which resulted in the harmonization of accounting policies and the revaluation of assets and liabilities of both the Sanofi Group and the Synthélabo Group to adjust them to their value to the Group.

Under US GAAP, the merger is required to be accounted for as a purchase in accordance with APB Opinion No. 16, “ Business Combinations.” The Sanofi Group is deemed to be the accounting acquirer with the assets and liabilities of the Synthélabo Group being recorded at their estimated fair values. The effective date of the acquisition for accounting purposes was July 1, 1999; accordingly, the results of operations and cash flows of Synthélabo are included from July 1, 1999.

The aggregate adjustment related to the merger included in the reconciliations of net income and shareholders’ equity includes adjustments related to both (i) the application of US GAAP purchase accounting to the assets and liabilities of the Synthélabo Group as well as (ii) the effects of US GAAP adjustments related to the reversal of revaluations recorded in connection with the merger related to the assets and liabilities of the Sanofi Group.

The components of the aggregate shareholders’ equity and net income adjustments included in the reconciliations as of and for each of the years ended December 31, 2002, 2001 and 2000 are summarized below:

	2002		2001		2000
	Net Income	Equity	Net Income	Equity	Net Income	Equity
	(in millions of euros)
Investment in Lorex	(67)	638	(67)	705	(67)	772
Identified intangible assets	(259)	3,160	(215)	3,438	(215)	3,653
Goodwill	8	4,684	(189)	4,628	(179)	4,865
Stock-based compensation	(1)	—	(2)	—	(7)	—
Provisions and other	54	(17)	109	(10)	(59)	(89)

Total adjustment	(265)	8,465	(364)	8,761	(527)	9,201

The identified intangible assets are being amortized over their estimated useful lives (ranging from 10 to 40 years). Goodwill was being amortized over its estimated useful life of 30 years until December 31, 2001.

Following the issuance in June 2001 by the Financial Accounting Standards Board (“FASB”) of Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”, the Group has reclassified as goodwill an assembled workforce, previously treated as an intangible asset. This reclassification took effect from January 1, 2002.

With effect from January 1, 2002, the date on which the Group adopted SFAS 142, “Goodwill and Other Intangible Assets” and SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”:

– goodwill is no longer amortized;

– existing goodwill and intangible assets acquired in prior business combinations have been subject to impairment tests using the specific methods required by these standards. These tests, performed as of January 1, 2002 and October 1, 2002, identified no impairment of goodwill.

Impairment tests performed on identified intangible assets during the year ended December 31, 2002 resulted in the recognition of an impairment loss of 80 million euros.

The adjustment to net income for the year ended December 31, 2000 for identified intangible assets includes an impairment loss of 29 million euros. The adjustments to identified intangible assets and goodwill for the year ended December 31, 2001 include losses of 24 million euros and of 11 million euros, respectively, related to the gain (loss) on disposals of certain businesses during the year.

Provisions and other – provisions recorded in connection with a business combination

Under US GAAP, the criteria related to recognition of restructuring provisions recorded in connection with a business combination are provided by EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination”. EITF 95-3 requires that (i) management having the appropriate level of authority has begun to assess and formulate a restructuring plan, (ii) management having the appropriate level of authority completes the assessment and approves and commits the company to the plan as soon as possible after consummation of the acquisition and (iii) the plan is sufficiently detailed and the time period required to implement the plan is sufficiently short. In addition, costs associated with an exit plan are recognized as provisions only if the related costs are not associated with or do not benefit continuing activities of the company. Where these criteria are met, restructuring provisions are recorded directly in the purchase price allocation thereby not recognizing an expense in the statement of income.

Under French GAAP, until December 31, 2001 restructuring charges were recognized when management expected that the related costs would be incurred. The Group recorded restructuring liabilities, which were incurred principally in connection with the merger of the Sanofi Group and the Synthélabo Group (note D.14), during the period when a decision for the restructuring had been approved by management of the Group.

With the adoption and application, effective January 1, 2002, of Comité de la Réglementation Comptable standard CRC 2000-06, there are no longer any differences between French GAAP and US GAAP regarding the criteria for the recognition of provisions and other liabilities, with effect from the year ended December 31, 2002.

For the years ended December 31, 2000 and 2001, certain of the restructuring provisions which were recorded in the fair value adjustments recognized under French GAAP in connection with the merger of the Sanofi Group and the Synthélabo Group did not qualify for recognition under US GAAP in accordance with EITF 95-3. Restructuring charges which did not qualify for recognition in purchase accounting under US GAAP were charged to expense under US GAAP when the criteria in EITF 94-3 were satisfied. For additional information on the requirements of EITF 94-3, see note F.1.(b).

Provisions and other – adjustments to shareholders’ equity related to the merger

Under French GAAP, the Group recorded adjustments to beginning shareholders’ equity in each of the years ended December 31, 2000 and 2001 as a result of the finalization of estimates in conjunction with the merger of Sanofi and Synthélabo, including provisions for restructuring, provisions for income taxes and other provisions. Depending on their nature, these French GAAP adjustments to shareholders’ equity were eliminated under US GAAP and were recorded either (i) as an adjustment to goodwill recorded in connection with the merger or (ii) as an adjustment to net income in each of the years ended December 31, 2000 or 2001.

a-2 Sterling

In September 1994, Sanofi acquired the worldwide assets of the human healthcare division of Eastman Kodak (“Sterling”). Under French GAAP, no goodwill or intangibles associated with the acquisition of Sterling are reflected in the Sanofi-Synthélabo consolidated financial statements.

Under US GAAP certain intangible assets, including acquired in-process research and development, intellectual property rights and an assembled workforce, were valued and recorded, and were being amortized over their estimated useful lives ranging from 8 to 20 years. Effective January 1, 2002, following adoption of SFAS 141 and SFAS 142, the assembled workforce has been reclassified as goodwill and is no longer amortized. The aggregate cost of Sterling to the Sanofi Group was approximately 940 million euros, excluding assumed liabilities.

a-3 Other

Under French GAAP, no goodwill or intangible assets associated with certain other acquisitions made by the Sanofi Group before June 30, 1999 are reflected in the Sanofi-Synthélabo consolidated financial statements. Under US GAAP, certain intangible assets, including assembled workforce, were initially valued and recorded, and were amortized over their estimated useful lives. Effective January 1, 2002, following adoption of SFAS 141 and SFAS 142, assembled workforces have been reclassified as goodwill and are no longer amortized.

(b)	Provisions and other liabilities

The components of the aggregate shareholders’ equity and net income adjustments for provisions and other liabilities included in the reconciliations as of and for each of the years ended December 31, 2002, 2001 and 2000 are summarized below:

	2002		2001		2000
	Net Income	Equity	Net Income	Equity	Net Income	Equity
	(in millions of euros)
Restructuring provisions	—	—	(21)	20	(97)	50
Other provisions for risks and charges	—	—	(2)	15	(2)	60

Total adjustment, before tax	—	—	(23)	35	(99)	110

Until December 31, 2001:

Under French GAAP, certain provisions and reserves, excluding reserves for restructuring charges, could be provided for as of the balance sheet date when management had determined that it was more likely than not that the related costs would be incurred.

In addition, restructuring charges were recorded when management expected that the related costs would be incurred. The Group recorded restructuring liabilities, which were incurred principally in connection with the merger of the Sanofi Group and the Synthélabo Group (note D.14), during the period when a decision for the restructuring had been approved by management of the Group.

Under US GAAP, loss contingencies may only be accrued if it is considered probable that a liability has been incurred as of the balance sheet date and the amount of loss can be reasonably estimated. In addition, for certain reserves such as restructuring charges, additional criteria must be met in order to allow recognition of contingent losses as described further below.

Criteria related to recognition of restructuring provisions recorded in situations other than those involving a business combination are provided by EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity” (“EITF 94-3”). EITF 94-3 requires that certain specific conditions be satisfied prior to accruing for termination-related costs. Specifically, EITF 94-3 requires that (i) management having the appropriate level of authority has approved the restructuring plan, (ii) affected employees be notified prior to the balance sheet date and (iii) the plan is sufficiently detailed and the time period required to implement the plan is sufficiently short. In addition, costs associated with an exit plan are recognized as restructuring provisions only if the related costs are not associated with or do not benefit continuing activities of the company.

Effective January 1, 2002:

Under French GAAP, adoption of CRC 2000-06 has led the Group to review all liabilities existing as of January 1, 2002 for compliance with the new rules. There is now no longer any difference between French GAAP and US GAAP as regards the criteria for the recognition of provisions.

(c)	Research and development arrangement

In 1999, the Company entered into a research and development arrangement under which the Group formed, with a partner, a joint venture for the development of a product for the US market. In December 2000, the Group purchased its partner’s share of the joint venture. The total consideration paid in 2000 included the refund of the up-front payment received and reimbursement of the partner’s share of research and development expenses incurred through the joint venture.

Under French GAAP, the Group accounted for its research and development expenses related to the joint venture as incurred, recorded the up-front fee as revenue in 1999 and recorded the termination indemnity expense in 2000.

Under US GAAP, the up-front payment received in 1999 was recognized over the estimated duration of the joint venture and research and development expenses incurred by the partner were accrued pursuant to the purchase commitment. Upon termination of the joint venture in 2000, the unrecognized portion of the up-front payment received was reversed, the provision was released and the termination-related indemnity was recorded as an expense.

(d)	Derivative financial instruments

Under French GAAP, the Group uses derivative instruments to hedge its exposure to risks arising from fluctuations in exchange rates and interest rates and to protect operating margins. Generally, the Group’s derivative financial instruments hedge anticipated transactions. Gains and losses arising on hedging transactions are calculated and recognized symmetrically with the recognition of gains and losses on the hedged item. Gains and losses arising from the mark-to-market of instruments not qualifying for hedge accounting under French GAAP are recognized in the statement of income.

Under US GAAP (prior to the adoption of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”), derivative financial instruments were required to be designated to a specific asset or liability or group of similar assets or liabilities in order to be accounted for as a hedge. Derivative financial instruments which did not qualify for hedge accounting under US GAAP were accounted for as trading derivatives and were recorded at fair value with changes in fair value reflected in the statement of income.

Effective January 1, 2001, the Group adopted SFAS 133, which establishes accounting and reporting standards for derivative instruments, including derivatives embedded in other contracts, and hedging activities. All derivatives, whether designated in a hedging relationship or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative instrument is recorded in other comprehensive income and recognized in earnings when the hedged item affects earnings. The ineffective portion of changes in the fair value of cash flow hedges is recognized in earnings.

Under US GAAP, until January 1, 2001, the Group accounted for all of its derivative financial instruments at fair value with changes in fair value recognized in the US GAAP statement of income. Consequently, the adoption of SFAS 133 on January 1, 2001 did not result in any cumulative effect adjustment to either the Group’s net income or comprehensive income. Effective with the adoption of SFAS 133 on January 1, 2001, the Group accounted for substantially all of its derivative financial instruments as cash flow hedges.

For the years ended December 31, 2002, and 2001 the Group recognized a net unrealized gain of respectively six million euros and one million euro in net income, which is included in “Other income/(expense), net” in the statement of income related to derivative financial instruments which either did not qualify as cash flow hedges or which are designated as trading instruments.

Unrealized gains and losses included in other comprehensive income are reclassified into earnings when the forecasted transaction occurs. The Group estimates that a net unrealized gain of 54 million euros (before income taxes), which is included in accumulated other comprehensive income as of December 31, 2002, will be reclassified to earnings during the year ending December 31, 2003.

The Group’s cash flow hedges of forecasted transactions as of December 31, 2002 relate to exposures to variability in future cash flows which are forecasted to occur in the future. For the year ended December 31, 2002, no gains or losses were reclassified into earnings as a result of the discontinuance of cash flow hedges because it was probable that the original forecasted transaction would not occur.

(e)	Revenue recognition – BMS Alliance

Not all US GAAP revenue recognition criteria were met for sales made by alliance entities under the operational management of BMS to certain wholesalers made between 1999 and 2002. The related revenues have therefore been restated under US GAAP.

Certain revenues were recognized on the date of shipment, whereas under US GAAP they should have been recognized on a consignment basis. In the case of these sales, the risks and rewards of ownership are not treated as having been transferred under US GAAP, in that the wholesalers were holding inventory in excess of the requirements of their normal business cycle. Consequently, the seller had a future commitment to reduce the selling price to cover the costs incurred by the wholesalers in carrying the excess inventories.

Revenue recognition on a consignment basis involves accounting for the sale as deferred revenue on shipment, and accounting for the inventory physically held by the wholesaler as consignment inventory priced at cost. The revenue is recognized when the inventory is no longer subject to specific rebate conditions in favor of the wholesaler, or on final sale by the wholesaler at the latest.

These restatements relate to entities treated as equity investees in the Group’s US GAAP financial statements, and have an impact on these financial statements, primarily on the following three lines:

–	Revenues from licensing agreements

–	Other income and expense, income from equity investees and minority interests

–	Income tax

(f)	Other

The aggregate adjustment included as “ Other” in the reconciliations of consolidated net income and shareholders’ equity as of and for the years ended December 31, 2002, 2001 and 2000, consists of:

	Net Income			Shareholders’ Equity
	2002	2001	2000	2002	2001	2000
	(in millions of euros)
US GAAP adjustments:
Stock-based compensation	(8)	(8)	(5)	—	—	—
Revenue recognition	—	14	4	—	—	(14)
Marketable and investment securities	(1)	—	16	2	10	45
Pensions and post-retirement benefits	(11)	(11)	19	(137)	(38)	64
Treasury shares	35	(9)	(5)	(623)	(462)	(300)

Total adjustment, before tax	15	(14)	29	(758)	(490)	(205)

Stock-based compensation

Under French GAAP, no compensation expense related to stock-based compensation plans is recognized in the financial statements. The shares issued upon exercise of the options are reflected as an increase in share capital upon exercise of the option.

Under US GAAP, the Group applies the intrinsic value method of APB 25, “Accounting for Stock Issued to Employees”, as permitted by SFAS 123, “Accounting for Stock Based Compensation” and other related interpretations. Under APB 25, when the exercise price of the stock options is less than the market price of the underlying shares on date of grant, compensation expense is recognized over the related vesting period, if any.

Revenue recognition – other

Under French GAAP, non-refundable up-front payments received related to research and development and/or marketing arrangements are recognized immediately in the statement of income. Also, amounts not recoverable at the time of execution of an agreement are recorded as revenue and are provided for.

Under US GAAP, Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, precludes immediate recognition of up-front payments received related to these types of arrangements except in limited circumstances. In situations where up-front payments, even if non-refundable, are not permitted to be recognized immediately in income, they are generally recognized over the period to which they are considered to relate. Amounts not recoverable at the time of execution of an agreement are deferred and recognized if, and when, recoverability is assured.

Marketable and investment securities

Under French GAAP, marketable securities are valued at the lower of cost or market value. Investment securities are stated at the lower of acquisition cost or value in use. Provisions for impairment that are recorded when value in use is lower than acquisition cost may be reversed if asset values increase. Unrealized gains on marketable and investment securities are not recognized.

Under US GAAP, marketable securities and investment securities are classified into three categories: trading, held-to-maturity and available-for-sale. The Group owns principally available-for-sale securities for which unrealized gains and losses are recorded in other comprehensive income. Unrealized losses that are other-than-temporary are charged to the statement of income. As of December 31, 2002, 2001 and 2000, the Group’s available-for-sale securities had an aggregate fair value of 15 million euros, 42 million euros and 68 million euros, respectively.

Pensions and post-retirement benefits

Under French GAAP, the Group’s pension schemes and post-retirement benefits are reflected in the balance sheet as liabilities and in the statement of income as expense based on actuarial computations that comply with French GAAP requirements.

Under US GAAP, the Group accounts for its pension and post-retirement benefit plans in accordance with SFAS 87, “Employers’ Accounting for Pensions” and SFAS 106, “Employers’ Accounting for Postretirement Benefits”. Transition obligations for pensions were calculated as of December 31, 1999 as permitted for companies outside the United States and have been amortized from the initial implementation date of SFAS 87 in 1989 over a period equal to the higher of 15 years or the remaining expected service life of employees.

Treasury shares

Under French GAAP, treasury shares repurchased for purposes of re-allocating them at a later date to employees pursuant to a stock-based compensation plan are recorded, at cost, as an asset in the Group’s balance sheet. When the shares are expected to be re-allocated at a value below their recorded cost, a provision is recognized as expense in the statement of income for the difference between cost and expected re-issuance proceeds.

Under US GAAP, treasury shares repurchased are recorded, at cost, as a reduction of shareholders’ equity. Any difference between the recorded cost and proceeds received on a subsequent issuance of the treasury shares is also reflected directly in shareholders’ equity.

As of December 31, 2002, the Group held 13,964,580 of its common shares in treasury for the purposes of stock-based compensation plans.

Between May 22, 2002 and April 30, 2003, the Group acquired in the market 28,689,439 of its common shares, equivalent to 3.92% of the share capital as of April 30, 2003. As of that date, the Group held 42,383,869 of its common shares, equivalent to 5.79% of the share capital.

(g)	Deferred income tax effect on above adjustments

This adjustment reflects the tax effects of the adjustments reflected in the reconciliations of shareholders’ equity and net income.

The Group is in a net deferred tax liability position under US GAAP principally due to the deferred tax liabilities recognized related to identified intangible assets recorded under US GAAP in connection with the merger of Sanofi and Synthélabo. The reversal of these deferred tax liabilities will allow the Group to realize the benefit of certain deferred tax assets under US GAAP. Therefore, this adjustment also includes the recognition of certain deferred tax assets under US GAAP.

This adjustment also includes a non-recurring tax benefit amounting to 71 million euros for the year ended December 31, 2000 related to the impact of a change in statutory tax rates in France on the deferred tax liabilities recognized related to identified intangible assets in the Group’s US GAAP financial statements.

(h)	Deferred income taxes on equity investees

Under French GAAP, a deferred tax liability is recorded for a taxable distribution when such distribution is considered probable.

Under US GAAP, a deferred tax liability is recorded for the excess of the amount for financial reporting over the tax basis of investments in a 50%-or-less owned entity.

F.2.	Differences in presentation between French GAAP and US GAAP

Certain differences exist between the presentation of financial statements under French GAAP and US GAAP. Below is a summary of the significant presentation differences for the Group.

Proportionate consolidation

Under French GAAP, joint ventures are accounted for under the proportionate consolidation method. Under this method, the Group presents its proportionate share of the assets, liabilities, equity, revenues and expenses of the joint venture in each major caption of its balance sheets and statements of income.

Under US GAAP, investments in joint ventures are generally accounted for by the equity method.

The differences in accounting treatment between the proportionate consolidation method and the equity method have no impact on shareholders’ equity or net income. The impact is limited to presentation differences only.

These presentation differences for Lorex Pharmaceuticals, the only significant investment accounted for by the proportionate consolidation method under French GAAP until December 31, 2001, have been reflected in the condensed consolidated US GAAP balance sheet for 2000 and statements of income for 2000 and 2001. Summarized financial information relating to Lorex Pharmaceuticals is presented in note F.4 on an aggregate basis with the Group’s other equity method investees.

Lorex Pharmaceuticals is fully consolidated in the balance sheet as of December 31, 2001 under French and US GAAP, with the statement of income fully consolidated as from January 1, 2002.

Presentation of Alliance agreements with BMS

Under French GAAP, the Alliance entities majority-owned by BMS are presented in a manner similar to the equity method with the Group’s share of the Alliance’s operating profit recorded in “Other operating income/(expense)” in the statements of income. Alliance entities majority-owned by the Group are fully consolidated, with BMS’ share of the operating profit recorded in “Other operating income/(expense)” in the statements of income.

Under US GAAP, the entities majority-owned by BMS are presented as equity method investees in the condensed US GAAP financial statements with the Group’s share of the operating profits of the Alliance recorded as income from equity method investees in the statements of income. Under US GAAP, Alliance entities majority-owned by the Group are fully consolidated in the condensed US GAAP financial statements with BMS’ share of the operating profit presented in minority interests in the condensed US GAAP statements of income.

The difference is solely in terms of classification and display and has no impact on shareholders’ equity or net income. These reclassifications have been reflected in the condensed US GAAP balance sheets and statements of income.

Summarized financial information relating to Alliance entities majority-owned by BMS is presented in note F.4 on an aggregate basis with the Group’s other equity method investees.

License income and government levies

Under French GAAP, the Group records license income and specific government levies related to the pharmaceuticals sector paid in certain countries in “Cost of goods sold”.

Under US GAAP, license income is reflected as “Revenues”, and specific government levies related to the pharmaceuticals sector are reflected in “Selling and general expenses”.

These reclassifications have been reflected in the condensed US GAAP statements of income.

Exceptional items

Certain amounts presented as exceptional income and expense (non-operating) in the consolidated statements of income under French GAAP do not qualify as non-operating items under US GAAP.

Cash flow presentation

Under French GAAP, the share of undistributed earnings of the Alliance entities majority-owned by and under the operational management of BMS, and BMS’ share of undistributed earnings of the Alliance entities majority-owned by and under the operational management of the Group, are presented in “Change in other operating assets and liabilities (net)” in the statements of cash flows.

Under US GAAP, the share of undistributed earnings of the Alliance entities majority-owned by BMS would be presented under “Share in undistributed earnings of equity investees”, and BMS’ share of undistributed earnings of the Alliance entities majority-owned by the Group would be presented as “Minority interests” in the statements of cash flows.

This presentation difference has no impact on cash from operations as reported under French GAAP.

F.3.	Additional disclosures for the Group’s US GAAP financial statements

Additional financial disclosures are required under US GAAP related to the Group’s financial statements measured under US GAAP. The following disclosures relate to the Group’s financial statements after reconciliation to US GAAP.

F.3.1.	Intangible assets

Effective January 1, 2002, the Group adopted SFAS 142 “Goodwill and Other Intangible Assets”. Under SFAS 142 goodwill and intangible assets with indefinite useful lives are no longer amortized, but are subject to impairment tests, initially upon adoption of SFAS 142 and subsequently on an annual basis. All other intangible assets (those with a definite useful life) must be amortized over their estimated useful lives, and are only subject to impairment tests if an impairment event occurs.

The main effects of adopting SFAS 142 on the Group’s US GAAP financial disclosures for 2002 are:

–	assembled workforces, previously identified by the Group as intangible assets and amortized, have been reclassified as goodwill and are no longer amortized as from January 1, 2002;

–	goodwill, which was previously amortized, is no longer amortized as from January 1, 2002.

The Group’s intangible assets as of December 31, 2002, as determined under US GAAP, consist of:

	Estimated
	Useful Life	December 31, 2002
	(years)	(millions of euros)
Unamortized intangible assets
Goodwill	N/A	5,462
Less: Accumulated amortization		(678)

Total goodwill		4,784

Amortized intangible assets
Intellectual property rights	5 – 10	56
Trademarks	5 – 20	10
Product rights and patents	3 – 23	7,313

		7,379
Less: Accumulated amortization		(2,277)

Sub-total – amortized intangible assets		5,102

Intangible asset related to pensions		38

Total: other intangible assets		5,140

As of December 31, 2002, the geographical allocation of goodwill net of accumulated amortization was as follows: Europe 2,606 million euros; United States 1,757 million euros; other countries 421 million euros.

Amortization expense and impairment losses charged against intangible assets during the year ended December 31, 2002 amounted to 502 million euros.

This amount includes an impairment loss of 80 million euros related to intellectual property rights for three of the Group’s products. These losses were primarily allocated to the Europe and Other Countries segments, and represent the difference between fair value calculated on a discounted cash flow basis and carrying amount for the intangible assets in question.

Estimated amortization charges for the next 5 years are presented below:

Amount
(in millions of euros)
2003	432
2004	432
2005	432
2006	391
2007	386

If SFAS 142 had been applied effective January 1, 2000, net income and earnings per share for each of the years ended December 31, 2001 and 2000 would have been as follows:

	December 31, 2001	December 31, 2000
	(in millions of euros, except for per-share amounts)
Restated net income	1,098	592
Add back: Intangibles – amortization	42	40
Add back: Goodwill – amortization	178	177
Adjust: Deferred taxes	(52)	(46)
Adjusted net income *	1,266	763

Basic earnings per share:
– Restated net income	1.52	0.82
– Intangibles amortization	0.06	0.06
– Goodwill amortization	0.25	0.24
– Deferred taxes	(0.07)	(0.06)
– Adjusted net income	1.76	1.06

Diluted earnings per share:
– Restated net income	1.51	0.82
– Intangibles amortization	0.06	0.06
– Goodwill amortization	0.24	0.24
– Deferred taxes	(0.07)	(0.06)
– Adjusted net income	1.74	1.05

*	restated figures for the years ended December 31, 2001 and 2000

F.3.2.	Stock-based compensation

Options to purchase Group shares

In conjunction with the acquisition of Synthélabo by Sanofi in 1999, Sanofi assumed stock option plans initiated by Synthélabo. The options were adjusted by the exchange ratio specified in the transaction but otherwise retained the same terms as those contained in the original Synthélabo Group options. No additional options will be granted under any of the assumed stock option plans.

Pro forma information regarding net income and earnings per share is required under SFAS 123, “Accounting for Stock-Based Compensation”. The US GAAP information provided below has been determined as if the Group had accounted for its employee stock option plans under the fair value method of SFAS 123 for each of the years ended December 31, 2002, 2001 and 2000.

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros, except per-share amounts)
Net income*	1,640	1,098	592
Less: Stock-based compensation expense using the intrinsic value method	8	8	1
Plus: Stock-based compensation expense using the fair value method	(43)	(31)	(9)
Pro forma net income	1,605	1,075	584
Basic earnings per share*	2.30	1.52	0.82
Basic earnings per share – pro forma	2.25	1.49	0.81
Diluted earnings per share *	2.28	1.51	0.82
Diluted earnings per share – pro forma	2.24	1.48	0.80

*	restated figures for the years ended December 31, 2001 and 2000

The fair value of each option was estimated as of the date of grant using the Black-Scholes option-pricing model. The assumptions used in this model to value stock options granted during each of the years ended December 31, 2002, 2001 and 2000 are provided below:

	December 31, 2002	December 31, 2001	December 31, 2000
Weighted average assumptions
Expected dividend yield	1.93%	1.27%	1.41%
Volatility percentage	33.80%	32.90%	29.70%
Risk-free interest rate	4.75%	4.50%	5.00%
Holding period	5 years	5 years	5 years
Weighted average fair value of options granted (in euros)	19.43	24.63	15.62
Total fair value of options granted (in euros)	60,463,246	72,325,993	67,041,040

Options to subscribe Group shares

No further grants may be made under the ex-Sanofi or ex-Synthélabo legacy stock option plans.

F.3.3.	Pensions and postretirement benefits

The following table reconciles the funded status of the Group’s plans with amounts recognized in the Group’s US GAAP condensed consolidated balance sheet as of December 31, 2002, 2001 and 2000:

	Pensions and Retirement Indemnities			Post-retirement Benefits Other Than Pensions
	2002	2001	2000	2002	2001	2000
	(in millions of euros)
Benefits obligation:
Beginning of year	1,069	910	873	61	53	52
Service cost	51	42	39	1	1	1
Interest cost	60	56	50	4	4	4
Actuarial (gain) loss	43	29	(17)	3	5	(5)
Participant contributions	2	2	2	—	—	—
Plan amendments	37	63	—	—	—	—
Foreign currency translation	(75)	26	26	(10)	3	4
Business combination	—	—	(6)	—	—	—
Benefits payments	(79)	(50)	(57)	(6)	(5)	(3)
Other	—	(9)	—	—	—	—

Benefits obligation, end of year	1,108	1,069	910	53	61	53

Plan assets at fair value:
Beginning of year	477	533	528	—	—	—
Actual return on plan assets	(37)	(59)	5	—	—	—
Foreign currency translation	(49)	20	23	—	—	—
Participant contributions	2	2	2	—	—	—
Employer contributions	105	16	10	—	—	—
Business combination	—	—	(1)	—	—	—
Benefits payments	(67)	(35)	(34)	—	—	—

Plan assets at fair value, end of year	431	477	533	—	—	—

(Prepaid) accrued benefit costs:
Funded status	677	592	377	53	61	53
Unrecognized transition obligation	(3)	(4)	(7)	—	—	—
Unrecognized prior service costs	(90)	(61)	—	3	4	4
Unrecognized actuarial gain (loss)	(224)	(136)	(4)	8	10	16
Contributions, end of year	(32)	(12)	(4)	(3)	—	—

(Prepaid) accrued benefit costs	328	379	362	61	75	73

Amounts recognized in the balance sheet:
Prepaid benefit costs	(28)	(8)	(5)	—	—	—
Accrued benefit liability	542	466	367	61	75	73
Intangible asset	(38)	(19)	—	—	—	—
Accumulated other comprehensive income	(148)	(60)	—	—	—	—

Net amount recognized	328	379	362	61	75	73

Net periodic benefit cost:
Service cost	50	42	39	1	1	1
Interest cost	60	56	50	4	4	4
Expected return on plan assets	(34)	(44)	(43)	—	—	—
Amortization of transition assets	3	3	3	—	—	—
Amortization of prior service cost	8	3	—	(1)	—	—
Amortization of actuarial (gain) loss	8	—	—	—	(1)	—
Effect of curtailments	—	—	(5)	—	—	—

Net periodic benefit cost	95	60	44	4	4	5

Accumulated benefit obligation	944	898	759

Significant assumptions used in the preparation of the actuarial valuations are summarized below:

	Pensions and Retirement Indemnities			Post-retirement Benefits Other Than Pensions
	2002	2001	2000	2002	2001	2000
Weighted average assumptions:
Discount rate	5.34%	5.60%	5.77%	6.75%	7.00%	7.00%
Rate of compensation increases	3.79%	3.92%	4.02%	—	—	—
Expected long-term return on plan assets	6.84%	7.56%	7.74%	—	—	—

In determining net periodic benefit cost, the Group amortizes gains and losses if, as of the beginning of the year, the net unrecognized gains and losses exceed 10% of the greater of the projected benefit obligation and the fair value of plan assets.

As of December 31, 2002, 2001 and 2000, the effect of a 1% change in the health care cost trend rate assumptions would not have been significant.

F.3.4.	Earnings per share

Under US GAAP, basic earnings per share is computed using the weighted average number of common shares outstanding (excluding treasury shares). Diluted earnings per share is computed using the weighted average common and potentially dilutive common shares outstanding, determined as follows for each of the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
Weighted average shares outstanding used to compute basic earnings per share	714,322,379	720,726,645	723,095,521
Incremental shares issuable upon the assumed exercise of stock options	3,719,427	4,939,119	3,688,244

Weighted average shares used to compute diluted earnings per share	718,041,806	725,665,764	726,783,765

Incremental shares issuable upon the assumed exercise of outstanding stock options are computed using the average market price during the related period.

F.3.5.	Accumulated comprehensive income

Accumulated other comprehensive income (determined in accordance with US GAAP) as of December 31, 2002, 2001 and 2000 comprises :

	December 31, 2002	December 31, 2001	December 31, 2000
		Restated	Restated
	(in millions of euros)
Foreign currency translation adjustments	(314)	(202)	(205)
Net unrealized gain (loss) on cash flow hedges	35	21	—
Net unrealized gain (loss) on available-for-sale securities	(1)	4	25
Additional minimum pension liability	(106)	(39)	—

TOTAL	(386)	(216)	(180)

F.3.6.	Recent accounting pronouncements

Asset Retirement Obligations

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 143, “Accounting for Asset Retirement Obligations”. SFAS 143 requires that the fair value of a liability for an asset retirement obligation and for the associated asset retirement cost be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The value of the liability must be discounted by applying an interest rate to the initial amount. The resulting accretion expense is recognized in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Group is currently determining the impact on its financial statements and will apply the new standard with effect from January 1, 2003.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This standard addresses financial accounting and reporting of costs associated with exit or disposal activities, and nullifies EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 requires recognition of a liability for costs associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan. This standard is effective for exit and disposal activities that are initiated after December 31, 2002, with early application encouraged. The Group does not anticipate that adoption of SFAS 146 will have a material impact on its operating income or financial position.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. Refer to Note D.18 for disclosures related to guarantees. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Adoption of FIN 45 is not expected to have a significant impact on the financial statements.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. Adoption of FIN 46 is not expected to have a significant impact on the financial statements.

F.4.	Additional disclosures for the Group’s French GAAP financial statements

Additional financial statement disclosures are required under US GAAP related to the Group’s financial statements measured under French GAAP. The following disclosures relate to the Group’s financial statements as prepared under French GAAP.

Summarized financial information related to equity investees

The table below presents summarized balance sheet information for Yves Rocher, Lorex Pharmaceuticals (accounted for by the equity method under US GAAP in 2001 and 2000) and the significant Alliance entities majority-owned and under the operational management of BMS as of December 31, 2002, 2001 and 2000:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
Assets
Current assets	1,411	1,257	1,279
Non-current assets	365	325	298

TOTAL	1,776	1,582	1,577

Liabilities And Partners’ Capital
Current liabilities	1,238	1,051	986
Non-current liabilities	368	318	308
Equity	170	213	283

TOTAL	1,776	1,582	1,577

The table below presents summarized income statement information for Yves Rocher, Lorex Pharmaceuticals (accounted for by the equity method under US GAAP in 2001 and 2000) and the significant Alliance entities majority-owned and under the operational management of BMS for each of the years ended December 31, 2002, 2001 and 2000:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in millions of euros)
Net sales	3,714	4,409	3,356
Cost of goods sold	1,121	1,392	1,002
Operating income	824	1,395	886
Net income	732	1,339	823

As described in notes C.2 and D.1, the balance sheet of Lorex Pharmaceuticals was fully consolidated as of December 31, 2001 following the transfer of control of Lorex Pharmaceuticals to Sanofi-Synthélabo from Pharmacia-Searle at the end of 2001. The results of operations of Lorex Pharmaceuticals have been fully consolidated as from January 1, 2002. Consequently, summarized financial information for 2001 includes balances for Lorex Pharmaceuticals for the statement of income only.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:  June 23, 2003

SANOFI-SYNTHÉLABO, S.A

By:	/s/ Jean-François Dehecq

Name:	Jean-François Dehecq
Title:	Chairman and Chief Executive Officer

Exhibit Index

Documents filed as exhibits to this annual report:

1.1	Bylaws (statuts) of Sanofi-Synthélabo (English translation)

2.1	Form of Deposit Agreement between Sanofi-Synthélabo and The Bank of New York, as depositary (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 dated June 26, 2002 relating to our American Depositary Shares, SEC File No. 333-91658)

2.2	Shareholders’ Agreement among Elf Aquitaine, Valorisation et Gestion Financière and L’Oréal dated April 9, 1999 (English translation) (incorporated herein by reference to Exhibit 2.2. to our Registration Statement on Form 20-F dated June 25, 2002, SEC File No. 001-31368)

8.1	For a list of our significant subsidiaries, see Item 4 “Information on the Company — Organizational Structure”

99.1	Certifications by Jean-François Dehecq, Chairman and Chief Executive Officer, and Marie-Hélène Laimay, Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certifications by Jean-François Dehecq, Chairman and Chief Executive Officer, and Marie-Hélène Laimay, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002