Form 20-F
period 2004-12-31
SANOFI-AVENTIS
filed 2005-04-11
CIK 1121404

As filed with the Securities and Exchange Commission on April 11, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2004

Commission File Number: 001-31368

Sanofi-Aventis

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

Securities registered pursuant to Section 12(g) of the Act:

American Depositary Shares, each representing one quarter of a Participating Share Series A, per value €70.89 per share (removed from listing and registration on the New York Stock Exchange effective July 31, 1995).

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004 was:

ordinary shares:    1,411,404,317

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

Item 17        Item 18 ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The consolidated financial statements contained in this annual report on Form 20-F have been prepared in accordance with French generally accepted accounting principles (“French GAAP”). French GAAP differs in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). For a description of the principal differences between French GAAP and U.S. GAAP, as they relate to us and to our consolidated subsidiaries, and for a reconciliation of our shareholders’ equity and net income to U.S. GAAP, see Note G to our consolidated financial statements included at Item 18, of this annual report.

Our results of operations and financial condition as of and for the year ended December 31, 2004 have been significantly impacted by our August 2004 acquisition of Aventis and certain subsequent transactions (including the merger of Aventis with and into our company in December 2004). The results of operations of Aventis for the period between August 20, 2004 and December 31, 2004 have been included in our consolidated income statement and cash flow statement. This resulted in a significant increase in revenues and significant changes in other financial statement items in 2004 compared to 2003. The assets and liabilities of Aventis are also included in our consolidated balance sheet at December 31, 2004. See “Item 5. Operating and Financial Review and Prospects.”

We have prepared unaudited pro forma income statements for 2004 and 2003 that present our results of operations as if the acquisition had taken place on January 1, 2004 and January 1, 2003 respectively, as well as certain other pro forma income statement information described under “Item 5. Operating and Financial Review and Prospects.” Because of the significance of the Aventis acquisition, we present certain information in this annual report, such as sales of particular pharmaceutical products, as a percentage of our unaudited pro forma sales, rather than as a percentage of our consolidated sales.

Unless the context requires otherwise, the terms “sanofi-aventis,” the “Company,” the “Group,” “we,” “our” or “us” refer to sanofi-aventis and our consolidated subsidiaries. References to “Aventis” refer to Aventis and its consolidated subsidiaries for periods prior to August 20, 2004.

All references herein to “United States” or “U.S.” are to the United States of America, references to “dollars” or “$” are to the currency of the United States, references to “France” are to the Republic of France, and references to “euro” and “€” are to the currency of the European Union member states (including France) participating in the European Monetary Union.

Brand names appearing in this annual report are trademarks of sanofi-aventis and/or its affiliates, with the exception of:

—	trademarks used or that may be or have been used under license by sanofi-aventis and /or its affiliates, such as Actonel®, Optinate® and Acrel®, trademarks of Procter & Gamble Pharmaceuticals, Alvesco®, a trademark of Altana Pharma AG, Campto®, a trademark of Kabushiki Kaisha Yakult Honsha, Copaxone®, a trademark of Teva Pharmaceutical Industries, Exubera®, a trademark of Pfizer Products Inc., Genasense®, a trademark of Genta Inc in the United States, Tavanic®, a trademark of Daiichi Pharmaceutical Co. Ltd., Mutagrip®, a trademark of Institut Pasteur, Vasten®, a trademark of E.R. Squibb & Sons, Inc.

—	trademarks sold by sanofi-aventis and/or its affiliates, such as Altace® a trademark of King Pharmaceuticals in the United States, Arixta® and Fraxiparine®, trademarks of GlaxosmithKline, Cardizem®, a trademark of Biovail in the United States, Hexilate®, a trademark of CSL Ltd., Ionamin®, a trademark of the Medeva Pharmaceutical Manufacturers Inc. except in Canada and Spain, StarLink®, a trademark of Bayer AG, Suvenyl®, a trademark of Chugai Pharmaceutical Co. Ltd, Synercid®, a trademark of King Pharmaceuticals.

—	Cipro® in the U.S. and Aspirine® and Kogenate®, trademarks of Bayer AG, Claritin®, a trademark of Schering Corporation, Ivomec®, Eprinex®, Frontline®, and Heartgard®, trademarks of Merial and Hexavac®, a trademark of Sanofi Pasteur MSD.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

N/A

Item 2. Offer Statistics and Expected Timetable

N/A

Item 3. Key Information

A. Selected Financial Data

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SANOFI-AVENTIS AND AVENTIS

The tables below set forth selected consolidated financial data for sanofi-aventis for each of the five years during the period ended December 31, 2004, prepared in accordance with generally accepted accounting principles in France. These financial data are derived from the sanofi-aventis consolidated financial statements, which have been audited by PricewaterhouseCoopers Audit and Ernst & Young Audit, each independent auditors.

You should read the data for 2002, 2003 and 2004 in conjunction with sanofi-aventis’s consolidated financial statements (including the notes thereto) in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” in this annual report.

Sanofi-aventis reports its financial results in euros and in conformity with French GAAP, with a reconciliation to U.S. GAAP. Sanofi-aventis also publishes condensed U.S. GAAP information. A description of the principal differences between French GAAP and U.S. GAAP as they relate to sanofi-aventis’s consolidated financial statements are set forth in Note F to sanofi-aventis’s audited consolidated financial statements included in this annual report.

SELECTED UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed financial information, which gives effect to the offers and the merger, is presented in euros and reflects the combination of sanofi-aventis and Aventis using the purchase method under French GAAP, as though the public offer and the transaction described in Note D.1 “Impact of the acquisition of Aventis” of the consolidated financial statements in this report had taken place on January 1, 2003 (in the case of the pro forma statement of income for the year ended December 31, 2003) and January 1, 2004 (in the case of the pro forma statement of income for the year ended December 31, 2004).

In addition, the pro forma adjustments reflect the sale to GlaxoSmithKline of sanofi-aventis’s interests in Arixtra® and Fraxiparine®, as well as the sale of Campto® to Pfizer Inc and the sale of Aventis Behring to CSL. The pro forma adjustments also include adjustments that have been made to Aventis historical financial statements in order to conform their presentation to the pro forma presentation, and other adjustments, including allocation of the purchase price, which are described in section 5 of the Note D.1 to the consolidated financial statements (Impact of the acquisition of Aventis) included in “Item 18. Financial Statements” in this report.

This selected unaudited pro forma financial information has been derived from and should be read in conjunction with section 5 “unaudited pro forma information” in Note D.1 “Impact of the acquisition of Aventis” included in “Item 18. Financial Statements” in this report. Amounts are stated in euros.

The selected unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the combined entities that would have been achieved had the offers and the merger been completed during the periods presented, nor is the selected unaudited pro forma financial information necessarily indicative of the future operating results or financial position of the combined entities.

	As of and for the year ended December 31,					Pro forma unaudited,
(in millions of euros, except per share data)	2000	2001	2002	2003	2004	2003	2004
Income statement data: (b)
French GAAP
Net sales	5,963	6,488	7,448	8,048	15,043	24,296	25,418
Gross profit	4,521	5,235	6,070	6,620	11,290	18,513	19,376
Operating profit	1,577	2,106	2,614	3,075	(305)	7,254	8,163
Net income	985	1,585	1,759	2,076	(3,610)	977	1,706
Earnings per share: basic (a) Earnings per share diluted	1.35 —	2.17 —	2.42 —	2.95 —	(3.91 —)	0.72 0.70	1.27 1.23
Balance sheet data: (b)
French GAAP
Property, plant and equipment, net	1,217	1,229	1,395	1,449	5,886	—	—
Total assets	7,845	9,967	9,459	9,749	76,755	—	—
Long-term debt	121	119	65	53	8,638	—	—
Total shareholders’ equity	4,304	5,768	6,035	6,323	35,574	—	—

U.S. GAAP Data: (c)
French GAAP net income	985	1,585	1,759	2,076	(3,610)	—	—

Purchase accounting adjustments	(606)	(445)	(311)	(269)	(100)	—	—
Provisions and other liabilities	(99)	(23)	–	–	28	—	—
Stock based compensation (f)	(5)	(8)	(8)	(50)	(111)	—	—
Revenue recognition – U.S. BMS alliance	(8)	(136)	117	33	—	—	—
Other	104	(42)	31	(16)	(21)	—	—
Income tax effects	221	167	52	91	149	—	—

Subtotal U.S. GAAP adjustments	(393)	(487)	(119)	(211)	(55)	—	—

U.S. GAAP net income	592	1,098	1,640	1,865	(3,665)	—	—

French GAAP shareholders’ equity	4,304	5,768	6,035	6,323	35,591	—	—

Purchase accounting adjustments	9,479	8,927	8,576	8,267	7,930	—	—
Provisions and other liabilities	110	35	–	–	28	—	—
Revenue recognition – U.S. BMS alliance	(21)	(160)	(35)	–	—	—	—
Other	(168)	(456)	(695)	(635)	(541)	—	—
Income tax effects	(1,563)	(1,365)	(1,282)	(1,219)	(1,376)	—	—

Subtotal U.S. GAAP adjustments	7,837	6,981	6,564	6,413	6,041	—	—

U.S. GAAP shareholders’ equity	12,141	12,749	12,599	12,736	41,632	—	—

U.S. GAAP earnings per share
Basic (d)	0.82	1.52	2.30	2.71	(4.03)	—	—
Diluted (e)	0.82	1.51	2.28	2.70	(4.03)	—	—

(a)	Based on the weighted average number of shares outstanding in each year, equal to 731,232,525 shares in 2000, 731,711,225 shares in 2001, 727,686,372 shares in 2002, 702,745,208 shares in 2003, and 923,286,539 in 2004.
(b)	As discussed in Note B.2 to the consolidated financial statements as of, and for the year ended, December 31, 2004 included in “Item 18. Financial Statements” in this report, sanofi-aventis changed its method of accounting for liabilities as of January 1, 2002. The impact of this change on shareholders’ equity was €24 million.
(c)	As discussed in Note F.3.1 to sanofi-aventis’s consolidated financial statements as of, and for the year ended December 31, 2004, included in “Item 18. Financial Statements” in this report, sanofi-aventis applied Statement of Financial Accounting Standard 142, Goodwill and Other Intangible Assets, as of January 1, 2002.

(d)	Based on the weighted average number of shares outstanding in each period used to compute basic earnings per share, equal to 723,095,521 shares in 2000, 720,726,645 shares in 2001, 714,322,379 shares in 2002, 689,018,905 shares in 2003, and 910,261,740 in 2004.
(e)	Based on the weighted average number of shares outstanding in each period used to compute diluted earnings per share, equal to 726,783,765 shares in 2000, 725,665,764 shares in 2001, 718,041,806 shares in 2002, 691,120,198 shares in 2003, and 914,862,511 in 2004.
(f)	As discussed in Note F.1.C to sanofi-aventis’s consolidated financial statements as of, and for the year ended December 31, 2004, included in “Item 18. Financial Statements” in this report, sanofi-aventis voluntarily adopted the fair value recognition provisions of Financial Accounting Standard 123, Accounting for Stock-Based Compensation, as of January 1, 2003.

EXCHANGE RATE INFORMATION

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro from 2000 through March 31, 2005 expressed in U.S. dollar per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). We provide the exchange rates below solely for your convenience. We do not represent that euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see “Item 5. Operating and Financial Review and Prospects.”

Selected Exchange Rate Information

	Period- end Rate	Average Rate (1)	High	Low
	(U.S. dollar per euro)
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004	1.35	1.25	1.36	1.18
Last 6 months
2004
October	1.27	1.25	1.28	1.23
November	1.33	1.30	1.33	1.27
December	1.35	1.34	1.36	1.32
2005
January	1.30	1.31	1.35	1.30
February	1.33	1.30	1.33	1.28
March	1.30	1.32	1.35	1.29

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period for year average, on each business day of the month for monthly average.

On April 6, 2005, the Noon Buying Rate was $1.29 per euro.

B. Capitalization and Indebtedness

N/A

C. Reasons for Offer and Use of Proceeds

N/A

D. Risk Factors

Important factors that could cause actual results to differ materially from our expectations are disclosed in this annual report, including without limitation the following risk factors and the factors described under “Cautionary Statement Regarding Forward-Looking Statements”. In addition to the risks listed below, we may be subject to other material risks that are not currently known to us or that we deem immaterial at this time.

Risks Relating to Our Company

The integration of the new Group’s activities presents significant challenges that may result in the combined business not operating as effectively as expected or in the failure to achieve some or all of the anticipated benefits of the business combination.

The benefits and synergies expected to result from the combination of sanofi-aventis and Aventis will depend in part on whether the operations of Aventis can be integrated in a timely and efficient manner with those of sanofi-aventis. Sanofi-aventis faces significant challenges in consolidating sanofi-aventis’ functions with those of Aventis, and integrating the organizations, procedures and operations of the two businesses. The integration of the two businesses is complex and time-consuming, and management must dedicate substantial time and resources to it. These efforts could divert management’s focus and resources from other strategic opportunities and from day-to-day operational matters during the integration process. Failure to successfully integrate the operations of sanofi-aventis and Aventis could result in delay or the failure to achieve some or all of the anticipated benefits from the business combination, including synergies and other operating efficiencies, and could have an adverse effect on the business, operating results, financial condition or prospects of sanofi-aventis.

We incurred substantial debt in connection with the acquisition of Aventis, which limits our business flexibility and requires us to devote cash resources to debt service payments.

In connection with our acquisition of Aventis, our consolidated financial debt increased substantially, because we incurred new debt to finance the cash portion of the acquisition consideration, and because our consolidated financial debt includes the debt incurred by Aventis prior to the acquisition. As a result, our consolidated financial debt was €16.0 billion as of December 31, 2004, and our consolidated net financial indebtedness (financial debt less cash and cash equivalents and short term investments — excluding treasury shares held in connection with stock option plans) was €14.2 billion, as of that date, compared to consolidated financial debt of €0.4 billion and a positive consolidated net cash position of €2.4 billion as of December 31, 2003. As a result, we must make significant debt service payments to our lenders. Our current debt level could restrict our ability to engage in additional transactions or incur additional indebtedness. For more information on our debt, please see “Item 5. Operating and Financial Review and Prospectus — Liquidity and Capital Resources” in this annual report.

We depend on the United States market for a significant part of our current and future operating results. A failure to continue our strategy of profitable operations in that market could adversely affect our business, results of operations, financial condition or prospects.

We may not achieve our growth strategy if we do not maintain and continue to profitably expand our presence in the United States, the world’s largest pharmaceuticals market. We have identified the United States, which accounted for 34.5% of our pro forma net sales in 2004, as a potential major source of continued future growth and plan to capitalize on our direct presence in the United States in the coming years to build our leadership in this market. We face a number of challenges in maintaining profitable growth in the United States, including:

•	The success of the management organization that we have established in the United States.

•	The targeting of new products and customer markets.

•	The fact that the United States market is dominated by major U.S. pharmaceutical companies.

•	Potential changes in health care reimbursement policies and possible cost control regulations in the United States.

•	Exposure to the euro-dollar exchange rate.

We depend on third parties for the marketing of some of our products. These third parties may act in ways that could harm our business.

We commercialize some of our products in collaboration with other pharmaceutical companies. For example, we currently have a major collaborative arrangement with Bristol-Myers Squibb for the marketing of Plavix® and Aprovel® in the United States and several other countries, and co-marketing agreements with Procter & Gamble Pharmaceuticals for the osteoporosis treatment Actonel® and Teva for Copaxone®, as well as an agreement with Merck & Co., Inc. for the distribution of vaccines in Europe. We also have alliances with several Japanese companies for the marketing of our products in Japan. See “Item 4. Information on the Company — Business Overview — Marketing and Distribution.” When we commercialize our products through collaboration arrangements, we are subject to the risk that certain decisions, such as the establishment of budgets and promotion strategies, are subject to the control of our collaboration partners, and that deadlocks may adversely affect the activities conducted through the collaboration arrangements. For example, our alliances with Bristol-Myers Squibb are subject to the operational management of Bristol-Myers Squibb in some countries, including the United States. We cannot be certain that our partners will perform their obligations as expected. Further, our partners might pursue their own existing or alternative technologies or product candidates in preference to those being developed or marketed in collaboration with us.

The manufacture of our products is technically complex, and supply interruptions caused by unforeseen events can delay the launch of new products, reduce sales and adversely affect operating results and financial condition.

Many of our products are manufactured using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. Our vaccine products in particular are subject to the risk of manufacturing stoppages or the risk of loss of inventory because of the difficulties inherent to the sterile processing of biological materials and the potential for the unavailability in adequate amounts of raw materials meeting our standards. The complexity of these processes as well as strict company and government standards for the manufacture of our products and subject us to the risk of production problems, the investigation and remediation of which can cause production delay and additional expense, lost inventories or sales, and with respect to new products, can potentially delay a planned launch.

We depend on third parties for the manufacturing of the active ingredients for some of our products and for a substantial portion of our specialized components and raw materials.

Third-Party Manufacturing of Active Ingredients. Although our general policy is to manufacture the active ingredients for our products ourselves, we subcontract the manufacture of some of our active ingredients to third parties, which exposes us to the risk of a supply interruption in the event that our suppliers experience financial difficulties or are unable to manufacture a sufficient supply of our products. The manufacture of the active ingredients for Eloxatine® and Xatral® and part of the manufacture of the active ingredient for Stilnox® is currently done by third parties, as is a part of the chemical activity linked to Lovenox®. Additionally, under our collaborative arrangement with Bristol-Myers Squibb, pharmaceutical production of Plavix® and Aprovel® is conducted partly in sanofi-aventis plants and partly in Bristol-Myers Squibb plants.

Availability of Specialized Components/Raw Materials. Third parties supply us with a substantial portion of our specialized components and raw materials. Some raw materials essential to the manufacture of our products are not widely available from sources we consider reliable — for example, there are a limited number of approved suppliers of heparin. Heparin is used in the manufacture of Lovenox®. See “Item 4. Information on the Company — Business Overview — Production and Raw Materials” for a description of these outsourcing arrangements.

Although we have not experienced any problems in the past, if disruptions were to arise either in the third-party supply of active ingredients or raw materials, this would impact our ability to sell our products in the quantities demanded by the market, and could damage our reputation and relationships with our customers. Even though we aim to have backup sources of supply whenever possible, including by manufacturing backup supplies of our principal active ingredients at a second or third facility when practicable, we cannot be certain they will be sufficient if our principal sources become unavailable. Any of these factors could adversely affect our business, operating results or financial condition.

Our collaborations with third parties expose us to risks that they will assert intellectual property rights on our inventions or fail to keep our unpatented technology confidential.

We occasionally provide information and materials to research collaborators in academic institutions or other public or private entities, or request them to conduct tests to investigate certain materials. In all cases we enter into appropriate confidentiality agreements with such entities. However, those entities might assert intellectual property rights with respect to the results of the tests conducted by their collaborators, and might not grant licenses to us regarding their intellectual property rights on acceptable terms.

We also rely upon unpatented proprietary technology, processes, know-how and data that we regard as trade secrets and protect them in part by entering into confidentiality agreements with our employees, consultants and certain contractors. We cannot be sure that these agreements or other trade secret protections will provide meaningful protection, or if they are breached, that we will have adequate remedies. You should read “Item 4. Information on the Company — Business Overview — Patents, Intellectual Property and Other Rights” for more information about our patents and licenses.

Claims relating to marketing practices could adversely affect our business, results of operations and financial condition.

The marketing of our products is heavily regulated, and failure to comply fully with applicable regulations could result in civil or criminal actions against us, and under some circumstances potential disqualification from participation in government health programs. Sanofi-aventis and certain of its subsidiaries are under investigation by various government entities, and are defendants in a number of lawsuits, relating to antitrust and/or pricing and marketing practices, including an investigation of alleged underpayment of rebates to U.S. federal health programs. See Note D.20.1(b) to our consolidated financial statements included at Item 18 of this annual report. Because many of these cases allege substantial unquantified damages, including treble damages, and seek significant punitive damages and penalties, it is possible that any final determination of liability could have a material adverse effect on our financial position, results of operations and cash flows.

Fluctuations in currency exchange rates could adversely affect our results of operations and financial condition.

Because we sell our products in numerous countries, our results of operations and financial condition could be adversely affected by fluctuations in currency exchange rates. We are particularly sensitive to movements in exchange rates between the euro and the U.S. dollar, the British pound, the Japanese yen, and to a lesser extent to currencies in emerging countries. In 2004, 34.5% of our pro forma net sales were realized in the United States. While we incur expenses in those currencies, the impact of these expenses does not fully offset the impact of currency exchange rates on our revenues. As a result, currency exchange rate movements can have a considerable impact on our earnings. When deemed appropriate, we enter into transactions to hedge our exposure to foreign exchange risks. These efforts, when undertaken, may fail to offset the effect of adverse currency exchange rate fluctuations on our results of operations. For more information concerning our exchange rate exposure, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Risks Relating to Our Industry

We must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments if our products are unsuccessful in clinical trials or fail to receive regulatory approval.

To be successful in the highly competitive pharmaceutical industry, we must commit substantial resources each year to research and development in order to develop new products. In 2004 on a pro forma basis, we spent €3,961 million on research and development, amounting to approximately 15.6% of our pro forma net sales. Our ongoing investments in new product launches and research and development for future products could produce higher costs without a proportionate increase in revenues.

The research and development process is lengthy and carries a substantial risk of product failure. If our research and development does not yield sufficient new products that achieve commercial success, our future operating results may be negatively affected.

The research and development process typically takes from 10 to 15 years from discovery to commercial product launch. This process is conducted in various stages, and during each stage there is a substantial risk that we will not achieve our goals and will have to abandon a product in which we have invested substantial amounts.

For example, in order to develop a commercially viable product, we must demonstrate, through extensive pre-clinical and human clinical trials, that the pharmacological compounds are safe and effective for use in humans. There is also no assurance that favorable results obtained in pre-clinical trials will be confirmed by later clinical trials, or that the clinical trials will establish sufficient safety and efficacy data necessary for regulatory approval. In the first quarter, we had 128 compounds in pre-clinical and clinical development in our targeted therapeutic areas, of which 48 were in phase II or phase III clinical trials. For additional information regarding clinical trials and the definition of the phases of clinical trials, see “Item 4. Information on the Company — Business Overview — Research and Development.” There can be no assurance that any of these compounds will be proven safe or effective, or that they will produce commercially successful products.

After completing the research and development process, we must invest substantial additional resources seeking to obtain government approval in multiple jurisdictions, with no assurance that approval will be obtained. We must obtain and maintain regulatory approval for our pharmaceutical products from the European Union, the United States and other regulatory authorities before a given product may be sold in its markets and thereafter. The submission of an application to a regulatory authority provides no assurance that the regulatory authority will grant a license to market the product. Each authority may impose its own requirements, including requiring local studies, and may delay or refuse to grant approval, even though a product has already been approved in another country.

In our principal markets, the approval process for one or more indications of a new product is complex and lengthy, and typically takes from six months to two years from the date of application depending on the country. Moreover, if regulatory approval of a product is granted, the approval may place limitations on the indicated uses for which it may be marketed. A marketed product is also subject to continual review even after regulatory approval. Later discovery of previously unknown problems may result in marketing restrictions or withdrawal of the product (as has occurred recently with respect to a number of products marketed by other major pharmaceutical companies), as well as an increased risk of litigation. In addition, we are subject to strict government controls on the manufacture, labeling, distribution and marketing of our products. Each of these factors may increase our costs of developing new products and the risk that we may not succeed in selling them successfully.

If we are unable to protect our proprietary rights, we may not compete effectively or operate profitably.

It is important for our success that we be able to effectively obtain, maintain and enforce our patents and other proprietary rights. Patent law relating to the scope of claims in the pharmaceutical field in which we operate is a continually evolving field of law and can be subject to some uncertainty. Accordingly, we cannot be sure that:

•	new, additional inventions will be patentable;

•	patents for which applications are now pending will be issued or reissued to us; or

•	the scope of any patent protection will be sufficiently broad to exclude competitors.

Additionally, third parties may challenge the validity of the patents issued or licensed to us, which may result in the invalidation of these rights and the loss of the related sales. We currently have approximately 49,000 patents, patent licenses and patent applications worldwide. Patent litigation is subject to substantial uncertainty, and we cannot be sure how much protection, if any, will be provided by our patents if we attempt to enforce them and they are challenged in court or in other proceedings. Additionally, patent protection is limited in time. To the extent effective patent protection of our products is not maintained, these products will become exposed to competition from generic products. The entry of a generic product into the market typically is followed by a substantial decline in the brand-name product’s sales volume and revenues.

Significant challenges to our proprietary rights include:

In the first half of 2002, two pharmaceutical companies, Apotex and Dr. Reddy’s Laboratories, each filed an Abbreviated New Drug Application, or ANDA, with the U.S. Food and Drug Administration, or FDA, seeking to market a generic form of Plavix® in the United States and challenging certain U.S. patents relating to Plavix®. Subsequently, in August 2004, Teva filed an ANDA challenging one of the U.S. patents relating to Plavix®. Similar challenges have been instituted in Canada and Scotland. For additional information regarding ANDAs, see “Item 4. Information on the Company — Business Overview — Regulation.” We have filed suit against Apotex, Dr. Reddy’s Laboratories and Teva for infringement of our patent rights. See “Item 8. Financial Information — Consolidated Financial Statements and Other Information — Information on Legal and Arbitral Proceedings” and Note D.20.1(c) to our consolidated financial statements included in this annual report at Item 18. The Plavix® patent rights are material to our business, and if we were unsuccessful in asserting them or they were deemed invalid, any resulting introduction of a generic version of Plavix® in the U.S. would reduce the price that we receive for this product and the volume of the product that we would be able to sell and could materially adversely affect our business, operating results and financial condition.

As a reference, the pro forma developed sales of Plavix® in 2004 in the United States amounted to €2,289 million out of total worldwide pro forma developed sales of sanofi-aventis of €28,529 million. “Pro forma developed sales” is a non-GAAP financial measure we use to demonstrate the overall trends for our products in the market, and which consists of pro forma sales of our products, excluding sales to our alliance partners, and of sales that are made through our alliances and which are not included in our consolidated sales. In 2004, sanofi-aventis’s share of the profits of the Plavix® and Avapro® joint ventures managed by Bristol-Myers Squibb in North America amounted to €581 million, versus €436 million in 2003. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2004 Compared to Year Ended December 31, 2003” herein for additional information as well as a derivation of “pro forma developed sales.”

We have been notified that seven generic pharmaceutical companies are seeking FDA approval to market generic versions of Allegra® products in the U.S. We have filed patent infringement lawsuits against all of these companies. In June 2003, we were notified that both Amphastar Pharmaceuticals and Teva Pharmaceuticals were seeking approval from the FDA for generic versions of Lovenox® and are challenging the patent protection of this product. We are also involved in litigation challenging the validity, assertibility or enforceability of patents related to a number of other products, and challenges to other products may be expected in the future. See “Item 18. Financial Information—Consolidated Financial Statements and Other Information—Information on Legal and Arbitral Proceedings” and Note D.20.1(c) to our consolidated financial statements included in this annual report at Item 18 for additional information.

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

Product liability claims could adversely affect our business, operating results and financial condition.

Product liability is a significant commercial risk for us, and may become a more significant risk as we expand in the United States (where product liability claims can be particularly costly). Substantial damage awards have been made in certain jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. In addition, some pharmaceutical companies have recently withdrawn products from the market in the wake of significant product liability claims or concerns about potential claims. Although we maintain insurance to cover risk of product liability, we cannot be certain that our insurance will be sufficient to cover all potential liabilities. Further, there is a general trend in the insurance industry to exclude certain products from coverage and to reduce insured limits for liabilities arising through joint ventures. Substantial product liability claims, if successful, could adversely affect our business, operating results and financial condition.

Use of biologically-derived ingredients may face consumer resistance, which could adversely affect sales and cause us to incur substantial costs.

In line with industry practice, we manufacture our vaccines and many of our prescription pharmaceutical products with ingredients derived from animal or plant tissue. Most of these products cannot be made economically, if at all, with synthetic ingredients. We subject our products incorporating these ingredients to extensive tests and believe them to be safe. There have been instances in the past where the use of biologically derived ingredients by sanofi-aventis or its competitors has been alleged to be an actual or theoretical source of harm, including infection or allergic reaction, or instances where production facilities have been subject to prolonged periods of closure because of possible contamination. Such allegations have on occasion lead to damage claims and increased consumer resistance to such ingredients. A substantial claim of harm caused by a product incorporating biologically derived ingredients or a contamination event could lead us to incur potentially substantial costs as a result of, among other things, litigation of claims, product recalls, adoption of additional safety measures, manufacturing delays, investment in consumer education, and development of synthetic substitutes for ingredients of biological origin. Such claims also could generate consumer resistance, with a corresponding adverse effect on sales and operating results.

We face uncertainties over pricing of pharmaceutical products.

The commercial success of our products depends in part on the conditions under which our products are reimbursed. Price pressure is strong due to:

•	price controls imposed by governments in many countries; and

•	the tendency of governments and private health care providers to favor generic pharmaceuticals.

Price pressure is considerable in our two largest markets, Europe and the United States, which represented 43.8% and 34.5%, respectively, of our pro forma net sales in 2004. Changes in the pricing environments in the United States or Europe (on an individual country basis) could have a significant impact on our revenues and operating profits. See “Item 4. Information on the Company — Business Overview — Pricing” for a description of certain regulatory pricing systems that impact our Group.

Our results may also be adversely affected by parallel imports, a practice by which traders exploit price differentials among markets by purchasing in lower-priced markets for resale in higher-priced markets.

Changes in marketing status or competitive environment of our major products could adversely affect our operating results.

In some cases, pharmaceutical products face the risk of being switched from prescription drug status to over-the-counter (OTC) drug status by national regulatory authorities. OTC drugs may not benefit from the same reimbursement schemes and are generally priced significantly lower than brand-name prescription drugs. The competitive environment of our products could also be adversely affected if generic or OTC versions of competitors’ products were to become available.

For example, Allegra®, which generated pro forma net sales of €1,502 million in 2004, may face additional price pressure in the United States if it is switched to over-the-counter (OTC) status. In May 2001, a majority of the members of an FDA joint Advisory Committee recommended that Allegra® and two competing drugs be “switched” from prescription to OTC status as requested in a citizen petition filed by certain managed care organizations. The FDA has not publicly acted on the citizen petition, and it is not possible to predict what action, if any, the FDA might take. In November 2002, the FDA approved a change from prescription to OTC status for Claritin®, a drug competing with Allegra®, and OTC versions of Claritin® now compete with Allegra® in the United States.

Risks from the handling of hazardous materials could adversely affect our operating results.

Pharmaceutical manufacturing activities, such as the chemical manufacturing of the active ingredients in our products and the related storage and transportation of raw materials, products and wastes expose us to various risks, including:

•	fires and/or explosions from inflammable substances;

•	storage tank leaks and ruptures; and

•	discharges or releases of toxic or hazardous substances.

These operating risks can cause personal injury, property damage and environmental contamination, and may result in:

•	the shutdown of affected facilities and

•	the imposition of civil or criminal penalties.

The occurrence of any of these events may significantly reduce the productivity and profitability of a particular manufacturing facility and adversely affect our operating results.

Although we maintain property, business interruption and casualty insurance that we believe is in accordance with customary industry practices, we cannot assure you that this insurance will be adequate to cover fully all potential hazards incidental to our business. For more detailed information on environmental issues, see “Item 4. Information on the Company — Business Overview — Health, Safety and Environment.”

Environmental liabilities and compliance costs may have a significant adverse effect on our operating results.

The environmental laws of various jurisdictions impose actual and potential obligations on our Group to remediate contaminated sites. These obligations may relate to sites:

•	that we currently own or operate,

•	that we formerly owned or operated, or

•	where waste from our operations was disposed.

These environmental remediation obligations could significantly reduce our operating results. In particular, our accruals for these obligations may be insufficient if the assumptions underlying these accruals prove incorrect or if we are held responsible for additional, currently undiscovered contamination. Any shortfalls could have a material adverse effect on our operating profits. See “Item 4. Information on the Company — Business Overview — Health, Safety and Environment” for additional information regarding our environmental policies.

Furthermore, we are or may become involved in claims, lawsuits and administrative proceedings relating to environmental matters. Some current and former sanofi-aventis subsidiaries have been named as “potentially responsible parties” or the equivalent under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (also known as “Superfund”), and similar statutes in the United States, France, Germany, Brazil and elsewhere. As a matter of statutory or contractual obligation, we and/or our subsidiaries may retain responsibility for environmental liabilities at some of the sites our predecessor companies, our subsidiaries and we demerged, divested or may divest. We are currently involved in litigation with Albemarle and Rhodia over environmental remediation at several sites no longer owned by the Group. An adverse outcome in any of these might have a significant adverse effect on our operating results. See Note D.20.1(d) to the consolidated financial statements included at Item 18 of this annual report.

Finally, stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to our Group and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, thereby adversely affecting our business, operating results or financial condition.

Risks Relating to an Investment in our Shares or ADSs

Foreign exchange fluctuations may adversely affect the U.S. dollar value of our ADSs and dividends (if any).

As a holder of ADSs, you may face exchange rate risk. Our ADSs trade in U.S. dollars and our shares trade in euros. The value of the ADSs and our shares could fluctuate as the exchange rates between these currencies fluctuate. If and when we do pay dividends, they would be denominated in euros. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of ADSs upon conversion by the depositary of cash dividends, if any. Moreover, these fluctuations may affect the U.S. dollar price of the ADSs on the New York Stock Exchange, whether or not we pay dividends in addition to the amounts, if any, that you would receive upon our liquidation or upon the sale of assets, merger, tender offer or similar transactions denominated in euros or any other foreign currency other than U.S. dollars.

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

Sanofi-aventis’s two largest shareholders own a significant percentage of the enlarged share capital and voting rights of sanofi-aventis.

At December 31, 2004, Total and L’Oréal, our two largest shareholders, held approximately 12.7% and 10.1% of our issued share capital, accounting for approximately 21.4% and approximately 17.1%, respectively, of the voting rights of sanofi-aventis. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreement”.

To the extent these shareholders continue to hold a large percentage of our share capital and voting rights, Total and L’Oréal will remain in a position to exert heightened influence in the election of the directors and officers of sanofi-aventis and in other corporate actions that require shareholders’ approval. Continued ownership of a large percentage of the share capital and voting rights of sanofi-aventis by these two principal shareholders, affiliates of whom may also continue to be members of the sanofi-aventis board of directors, may have the effect of delaying, deferring or preventing a future change in the control of sanofi-aventis and may discourage future bids for sanofi-aventis other than with the support of these shareholders.

Sales of our shares that will be eligible for sale in the near future may cause the market price of our shares or ADSs to decline.

Total and L’Oréal are not, to our knowledge, subject to any contractual restrictions on the sale of the shares they hold in our company. Sales of a substantial number of our shares, or a perception that such sales may occur, could adversely affect the market price for our shares and ADSs. See “Item 10. Additional Information — Share Capital — Shares Eligible for Future Sale” for a more detailed description of the eligibility of our shares for future sale.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission on Form 6-K, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Examples of such forward-looking statements include:

•	projections of operating revenues, net income, net earnings per share, capital expenditures, positive or negative synergies, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to products, clinical trials, regulatory approvals and competition;

•	statements about our future economic performance or that of France, the United States or any other countries in which we operate; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such factors, some of which are discussed under “Risk Factors” above, include but are not limited to:

•	the impact of our acquisition of Aventis;

•	our ability to continue to maintain and expand our presence profitably in the United States;

•	the success of our research and development programs;

•	our ability to protect our intellectual property rights;

•	the risks associated with reimbursement of healthcare costs and pricing reforms, particularly in the United States and Europe; and

•	trends in the exchange rate and interest rate environments.

We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. Other than required by law, we do not undertake any obligation to update them in light of new information or future developments.

Item 4. Information on the Company

Introduction

We are a global pharmaceutical group engaged in the research, development, manufacture and marketing of healthcare products. In 2004, our pro forma net sales were €25,418 million, our pro forma operating profit was €8,163 million and our adjusted pro forma net income was €5,247 million. On the basis of 2004 pro forma net sales, we are the third largest pharmaceutical group in the world and the largest pharmaceutical group in Europe (IMS/GERS year end 2004).

Our business includes two main activities: pharmaceutical (principally prescription drugs) and human vaccines.

In our pharmaceutical activity, we specialize in six therapeutic areas:

•	Cardiovascular: Our cardiovascular products include two major hypertension treatments: Aprovel® and Tritace®.

•	Thrombosis: Our thrombosis products include two leading drugs in their categories: Plavix®, an anti-clotting agent indicated for atherothrombosis, and Lovenox®, a low molecular weight heparin indicated for deep vein thrombosis.

•	Metabolic Disorders. Our products for metabolic disorders include Lantus®, a long acting analogue insulin leader in the branded insulin market, and Amaryl®, a once-daily sulfonylurea.

•	Oncology. Our lead products in the strategic oncology market are Taxotere®, a taxane derivative representing a cornerstone therapy in several cancer types, and Eloxatine®, an innovative platinum agent, which is a leading treatment of metastatic colorectal cancer.

•	Central Nervous System, or CNS. Our CNS medicines include Stilnox®, the world’s leading insomnia prescription medication; Copaxone®, an immunomodulating agent indicated in multiple sclerosis; and Depakine®, one of the leading epilepsy treatments.

•	Internal Medicine. In internal medicine, we are present in several fields. In respiratory/allergy, our products include Allegra®, a non-sedating prescription antihistamine, and Nasacort®, a local corticosteroid indicated in allergic rhinitis. In urology, we are present with Xatral®, a leading treatment for benign prostatic hypertrophy. In osteoporosis, we are present with Actonel®.

Our top fifteen products are Lovenox®, Plavix®, Allegra®, Taxotere®, Stilnox®, Eloxatine®, Tritace®, Lantus®, Aprovel®, Copaxone®, Amaryl®, Actonel®, Depakine®, Nasacort® and Xatral®, which together accounted for 60.5% of our pro forma net sales for the pharmaceutical activity, or €14,386 million, in 2004.

In the human vaccines activity, we are a major player with leading vaccines in six areas:

•	Pediatric combination vaccines, an area in which our main products are DAPTACEL®, Tripedia®, ActHIB®, Pentacel™ and Pediacel®.

•	Influenza vaccines, which experienced strong growth in the northern hemisphere with Fluzone® and Vaxigrip®.

•	Polio vaccines, where our main products IPOL® and Imovax® Polio are contributing to polio eradication.

•	Adult and adolescent booster vaccines, which include Adacel™, which will be the first trivalent booster.

•	Meningitis vaccines, where our main products are quadrivalent vaccines Menomune® and Menactra®, (approved by the FDA in January 2005). Menactra® provides a longer-lasting immune response.

•	Travel vaccines, which include a wide range of vaccines.

We have a strong commitment to research and development. We have 27 research centers and over 17,000 employees* devoted to research and development. In the first quarter of 2005, we had a total of 128 compounds in development in our seven therapeutic areas, including 20 for vaccines, 48 of which were in phase II or phase III clinical trials.

*	including Vaccines, Industrial Development, Medical/Regulatory staff in subsidiaries.

Sanofi-aventis was incorporated under the laws of France in 1994 as a société anonyme, a form of limited liability company, for a term of 99 years. We operate under the commercial name “sanofi-aventis”. Our registered office is located at 174, avenue de France, 75013 Paris, France, and our main telephone number is +33 (1) 53 77 40 00. Our principal U.S. subsidiary’s office is located at 300 Somerset Corporate Boulevard, Bridgewater, NJ 08807-2854.

A. History and Development of the Company

Following our acquisition of Aventis in August 2004, sanofi-aventis is the largest pharmaceutical group in Europe and the third largest pharmaceutical group in the world, present in more than 100 countries on five continents and employing over 96,400 people worldwide at year end 2004. The main purpose of the combination of Sanofi-Synthélabo and Aventis was to create a platform for strong, sustainable and profitable growth.

Our legacy companies bring to the Group more than a century of experience in the pharmaceutical industry.

Sanofi-Synthélabo was the result of the 1999 merger of Sanofi and Synthélabo, two major French pharmaceutical companies. Since their merger, Sanofi-Synthélabo had combined the resources of the two legacy companies to expand its global presence, particularly in the United States, and to increase its focus on research and development for products with strong growth potential.

Sanofi was founded in 1973 by Elf Aquitaine, a French oil company, when it took control of the Labaz group (a pharmaceutical company) for diversification purposes. Sanofi launched its first major product on the market, Ticlid®, in 1978. At the time of the merger with Synthélabo in 1999, Sanofi was the second largest pharmaceutical group in France in terms of sales. A majority of its share capital was owned by Elf Aquitaine, which was subsequently acquired by Total. Sanofi made a significant venture into the United States market in 1994, when it acquired the prescription pharmaceuticals business of Sterling Winthrop, an affiliate of Eastman Kodak. Sanofi launched its first major product on the U.S. market, Aprovel®, in 1997, followed by Plavix® in 1998.

Synthélabo was founded in 1970 through the merger of two French pharmaceutical laboratories, Laboratoires Dausse (founded in 1834) and Laboratoires Robert & Carrière (founded in 1899). In 1973, the French cosmetics group L’Oréal acquired the majority of its share capital, and in 1988 Synthélabo launched two major products on the French market: Stilnox® and Xatral®. At the time of the merger with Sanofi, Synthélabo was the third largest pharmaceutical group in France in terms of sales. A majority of its share capital was still owned by L’Oréal. In 1993, Synthélabo launched Stilnox® in the United States under the brand name Ambien®. By 1994, Stilnox® had become the leading insomnia prescription medication worldwide (IMS Health).

The formation of Aventis on December 15, 1999 was the result of the combination of Rhône-Poulenc and Hoechst. The objective of this merger was to create a leader in life sciences both in pharmaceuticals and in agriculture, by bringing together a broad portfolio of activities including among others prescription drugs and vaccines, which became the core business of Aventis. A brief overview of the creation of both Hoechst and Rhône-Poulenc is detailed below with a focus on their pharmaceutical activities.

Hoechst, named for the district in Frankfurt where it was located, traces its origins to the second half of the 19th century, with the German industrial revolution and the emergence of the chemical industry. In the 1950s and 1960s, the company devoted itself primarily to developing its chemical and petrochemical businesses. Increased efforts in research and development and production and distribution contributed to the company’s internal growth. It also made numerous acquisitions, including Behring and Wacker-Chemie. Already active in pharmaceuticals (notably penicillin), Hoechst strengthened its positions in that industry by taking a majority equity interest in Roussel-Uclaf in 1974. In 1987, confronted with the necessity of developing global operations, Hoechst purchased the U.S.-based Celanese Corporation and in 1995 the U.S. pharmaceutical company Marion Merrell. In 1997, Hoechst bought the outstanding minority interest of Roussel-Uclaf and formed Hoechst Marion Roussel (HMR), its strengthened and reorganized pharmaceutical division. This initial move to restructure the company into the key areas of pharmaceuticals, agricultural chemicals and industrial chemicals enabled it, in 1999, to complete its move to a focus on life sciences and become part of the new company Aventis. Hoechst was especially strong in metabolic disorders with Amaryl® and several insulin products, cardiovascular diseases with Tritace®, respiratory diseases with Allegra® and osteoporosis with Actonel®.

Rhône-Poulenc was formed in 1928 from the merger of two French companies, a chemical company created by the Poulenc brothers and Société Chimique des Usines du Rhône, which had been founded in 1895. The company’s activities in the first half of the 20th century focused on producing chemicals, textiles and pharmaceuticals (acetylsalicylic acid and penicillin). Its international expansion began in 1927 when Poulenc took a majority interest in May & Baker, opening its access to the British Empire (in particular in Asia). In 1948, the company gained a foothold in the North American market by creating Rhodia Inc. It became Rhône-Poulenc S.A. in 1961, was nationalized in 1982 and was subsequently privatized in 1993. Rhône-Poulenc began to focus its activities on life sciences in the 1990s, which led to the successive purchases of Rorer, a U.S. pharmaceutical company acquired in two stages in 1990 and 1997, Institut Mérieux in the area of vaccines in 1994 and the U.K. pharmaceuticals company Fisons in 1995. By refocusing on its core businesses of pharmaceuticals, animal and plant health, and custom chemicals, Rhône-Poulenc began the transformation that led to its withdrawal from commodity chemicals in favor of pharmaceuticals and agricultural chemicals. Rhône-Poulenc’s main therapeutic fields were thrombosis with Lovenox®, oncology with Taxotere® and Campto® (divested in 2004), respiratory diseases with Nasacort®, and vaccines.

With renewed focus on its pharmaceuticals business, Aventis actively pursued the disposal of most of its non-strategic activities including therapeutic proteins, specialty and industrial chemicals and the crop science business. At the same time, Aventis concentrated on developing blockbusters, such as Lovenox®, Copaxone®, Actonel®, Allegra® and Taxotere®; and on launching innovative drugs such as Lantus® and Ketek®.

The Acquisition

On January 26, 2004, Sanofi-Synthélabo announced a bid to acquire all of the shares of Aventis through mixed exchange/cash tender offers on substantially identical terms in France, Germany and the United States. On April 26, 2004, the managements of Sanofi-Synthélabo and Aventis announced that the Supervisory Board of Aventis had voted to recommend an improved offer to Aventis shareholders. The principal terms of Sanofi-Synthélabo’s offers were as follows (as adjusted to account for a divided distribution approved by Aventis subsequent to April 26, 2004):

•	Standard Entitlement: 5 sanofi-aventis ordinary shares and €115.08 in cash for 6 Aventis ordinary shares (or 0.8333 of a sanofi-aventis ordinary share and €19.18 in cash for each Aventis ordinary share; and 1.6667 sanofi-aventis ADSs and an amount in U.S. dollars equal to €19.18 in cash for each Aventis ADS);

•	All Stock Election: 1.1600 sanofi-aventis ordinary shares for each Aventis ordinary share (or 2.3200 sanofi-aventis ADSs for each Aventis ADS); and

•	All Cash Election: €68.11 in cash for each Aventis ordinary share (or an amount in U.S. dollars equal to €68.11 in cash for each Aventis ADS).

On August 20, 2004 Sanofi-Synthélabo acquired control of Aventis upon the settlement of these offers. At that time, Sanofi-Synthélabo changed its registered name to “sanofi-aventis” and announced that it would open a subsequent offering period for the remaining shares of Aventis. As of September 24, 2004, on the settlement of the purchase and exchange of the Aventis ordinary shares tendered into the subsequent offering periods ended September 6, 2004, sanofi-aventis had acquired an aggregate of 791,317,811 Aventis ordinary shares representing 98.03% of the share capital and 98.09% of the voting rights of Aventis, based on 807,204,134 shares and 806,750,129 voting rights outstanding as of August 31, 2004. After giving effect to the offers, on a fully-diluted basis, sanofi-aventis held 92.44% of the share capital and 92.49% of the voting rights of Aventis. On October 14, 2004, each of the sanofi-aventis Board of Directors and the Aventis Supervisory Board met and voted to approve the agreement and plan of merger of Aventis with and into sanofi-aventis. On December 13 and 23, 2004, the respective extraordinary shareholder meetings of Aventis and sanofi-aventis adopted the agreement and plan of merger, and on December 31, 2004, Aventis merged with and into sanofi-aventis, with sanofi-aventis as the continuing company.

From October 1 to December 10, 2004, pursuant to the German securities laws, sanofi-aventis conducted a mandatory offer for the outstanding shares of Hoechst AG not already indirectly acquired through the acquisition of Aventis, which held approximately 98.1% of Hoechst AG’s share capital. The offer consideration was €51.23 per share, for a maximum aggregate transaction amount of approximately €550 million, including transaction costs. Upon registration of the squeeze-out resolution described below, those former Hoechst shareholders who tendered their shares in the mandatory offer will, as provided under the terms of the mandatory offer, receive an additional payment of €5.27 per tendered share as the difference between the offer price of €51.23 and the cash compensation of €56.50 resolved in relation to the squeeze-out. 583,515 Hoechst shares, representing approximately 0.1% of the share capital and voting rights of Hoechst AG, were tendered into the mandatory offer.

On November 4, 2004 Aventis confirmed its intention to conduct a squeeze-out of the remaining minority shareholders of Hoechst against adequate cash compensation. On December 20 and 21, 2004 at an Extraordinary Shareholder Meeting, the shareholders of Hoechst AG approved the squeeze-out resolution proposed by Aventis according to which the shares of the minority shareholders shall be transferred to Aventis (now sanofi-aventis) for cash compensation of €56.50 per share. The squeeze-out will become effective once the squeeze-out resolution is registered with the Commercial Register of Frankfurt.

A number of minority shareholders have filed lawsuits against the squeeze-out resolution before the District Court of Frankfurt (Landgericht). Hoechst AG has stated it regards these lawsuits as unfounded and has initiated so-called fast-track proceedings seeking to enable the timely registration of the squeeze-out resolution in the Commercial Register of Frankfurt.

In accordance with the Securities and Exchange Board of India takeover regulations, on August 11, 2004, sanofi-aventis announced that it intends to acquire up to 4,606,125 fully paid up equity shares of Aventis Pharma Limited India (a company that is 50.1% owned by Hoechst through its wholly owned subsidiary Aventis Pharma Holding GmbH) for a cash offer price of Rupee 792.20 (US$17.30) per fully paid up equity share and aggregate consideration of Rupee 465 million (US$79.7 million). The shares of Aventis Pharma Limited India are listed on the Stock Exchange, Mumbai and the National Stock Exchange of India Limited. The offer to the shareholders of Aventis Pharma Limited India is being made as a result of the offers pursuant to which sanofi-aventis acquired indirect control of Aventis Pharma Limited India. As of the date of this annual report, the offer documentation for the proposed acquisition is still under review by the competent Indian authorities.

We divested certain assets in connection with the acquisition, including two products, Fraxiparine® and Arixtra®, that we sold in order to respond to potential demands from competition authorities in relation to the acquisition. Aventis also divested certain assets, including its product Campto®. See “Item 5. Operating and Financial Review and Prospects — Divestments”.

B. Business Overview

Strategy

The acquisition of Aventis by sanofi-aventis created the leading pharmaceutical group in Europe in terms of sales and one of the leading pharmaceutical groups in the world with a strong direct presence in all major markets (IMS/GERS year end 2004). We believe that the enhanced scale, financial strength and research and development resources of the combined Group will allow us to better serve patients worldwide. The key elements of our strategy are to:

•	Capitalize on our direct presence in the United States, consolidate our leading position in Europe as well as enhance our solid and growing positions in Asia, Latin America and Africa. Prior to 2004 our strategy in the United States had been largely based on organic growth, with upgrades to our sales force and local infrastructure timed to match the progress of our product portfolio and product launches. As a consequence of the acquisition, our U.S. sales force now includes approximately 8,000 employees; and we intend to use this powerful resource to build our leadership in the U.S. market. In Europe, where we have our historical Group foundations, we are the overall sales leader for the region, as well as in the major markets of France and Germany. Europe is also the home of a number of our key industrial and R&D sites. With regard to other countries, we intend to progressively strengthen our presence by developing our local subsidiaries and local sales forces when and where possible.

•	Increase the momentum of our products and strengthen our leading positions in major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine and human vaccines. We plan to continue to develop our large portfolio of fast-growing drugs with six products having individual annual sales in excess of €1 billion during 2004 (Lovenox®, Plavix®, Allegra®, Taxotere®, Stilnox® and Eloxatine®) as well as to maximize the performance of our high potential products such as Lantus®. We intend to make the necessary investments in marketing and other resources to fully promote our high potential products which are in early stages of their life cycles and have significant remaining potential for sustained growth.

•	Capitalize on our research potential by selecting major projects and accelerating the development of the most promising compounds. We believe that with the magnitude of our R&D investments (third highest level of R&D spending in the industry), together with our reinforced scientific, technological and diverse industrial capabilities, we will be able to accelerate the efficiency of our R&D operations, which are expected to give us a solid foundation driving medium-and long-term growth. We intend to continue to focus our efforts on developing innovative products to satisfy unmet medical needs in our targeted therapeutic areas and to maintain our current high level of research and development spending as a percentage of revenues.

•	Continue to improve sales force productivity. Over the last few years, we have successfully improved the productivity of our sales force, reorganizing our affiliates in Europe to sharpen customer focus and achieving a critical mass in the United States to position the group among the leaders in productivity measured by the number of sales calls that result in a physician intending to change a prescription. We have continued to implement this strategy through the integration process over the past few months, and we believe that our focused structure gives us the opportunity to improve our profitability.

•	Continue to defend all our products worldwide, including some of our older products, which are of excellent quality and which play a vital role in balancing health-care system costs. Over time, we intend to maintain and consolidate our portfolio beyond our top 15 products through selective investments, remaining faithful to one of our fundamental principles: that there is no such thing as a small market or a small product.

•	Develop our presence in the generic activity in order to actively participate in making off-patent drugs more widely accessible, whether the princeps drug came from our own or from our competitor’s research. In January 2005 we launched our worldwide generic trademark WINTHROP® Pharmaceuticals.

•	Respond in a concrete way to the major challenge of pharmaceutical needs in emerging countries through the establishment of a solidarity mission regarding access to medicine. Our goal is to provide this part of the world with products that are adapted in terms of price as well as therapeutic indications, and with our human vaccines, we plan to draw up a genuine program to meet the challenges of those populations.

Principal Products

Sanofi-aventis is organized around two main business activities: our pharmaceutical business, and our vaccines business; which is conducted through our wholly-owned subsidiary sanofi pasteur (formerly Aventis Pasteur).

In the description that follows in this Item 4, the following should be kept in mind:

•	A drug can be referred to either by its international non-proprietary name, or INN, or by its brand name, which is normally exclusive to the company that markets it. In most cases, our brand names, which may vary from country to country, are protected by trademark registrations. We have chosen in this annual report to generally refer to our products by the brand names that we use in France, except for Allegra® (sold in France as Telfast®), Tritace® (sold in France as Triatec®), and Amaryl® (sold in France as Amarel®).

•	For our pharmaceutical business, except where otherwise stated, all market share percentages and rankings are based on full-year 2004 sales figures from IMS Health MIDAS for all countries, except for France (GERS data).

•	For our human vaccines business, market shares and rankings are based on our own estimates. We are not aware of any industry or market reports that cover or address our role in the human vaccines market. Therefore we have assembled information based on various sources including industry contacts, statistical information we have collected and information published by competitors or otherwise.

•	In this annual report, we present both our pro forma net sales from our products sold through alliances, and “developed sales”. See “Item 5. Operating and Financial Review and Prospects,” for the definition of “developed sales”.

Pharmaceutical Activity

Within our pharmaceutical business, we focus on six main therapeutic areas: cardiovascular, thrombosis, metabolic disorders, oncology, central nervous system and internal medicine.

Top 15 products

The following table sets forth the pro forma net sales of our top 15 products for the year ended December 31, 2004.

Top 15 products

Therapeutic Area / Product Name	2004 Pro forma Net Sales	2004 Pro forma Developed Sales	Drug Category / Main Areas of Use
	(millions of €)
Cardiovascular
Aprovel® (irbesartan)	790	1,449	Angiotensin II receptor antagonist
			• Hypertension
Tritace® (ramipril)	972		Angiotensin Converting Enzyme Inhibitor
			• Hypertension • Congestive heart failure after myocardial infarction
Thrombosis
Lovenox® (enoxaparin sodium)	1,904		Low molecular weight heparin
			• Deep vein thrombosis
Plavix® (clopidogrel)	1,694	4,108	Platelet adenosine disphosphate receptor antagonist
			• Atherothrombosis

Metabolic disorders
Lantus® (insulin glargine)	843		Long-acting analogue insulin
			• Type 1 and 2 diabetes mellitus
Amaryl® (glimepiride)	684		Sulfonylurea
			• Type 2 diabetes mellitus

Oncology
Taxotere® (docetaxel)	1,436		Cytotoxic agent
			• Breast cancer • Non small cell lung cancer • Prostate cancer
Eloxatine® (oxaliplatin)	1,220		Cytotoxic agent
			• Colorectal cancer

Central Nervous System
Stilnox® (zolpidem)	1,423	1,461	Hypnotic
			• Sleep disorders
Copaxone® (glatiamer acetate)	742		Non-interferon immunomodulating agent
			• Multiple sclerosis
Depakine® (sodium valproate)	303		Anti-epileptic
			• Epilepsy

Internal Medicine
Respiratory/Allergy
Allegra® (fexofenadine)	1,502		Antihistaminic
			• Allergic rhinitis
Nasacort® (triamcinolone acetonide)	287		Local corticosteroid
			• Allergic rhinitis
Urology
Xatral® (alfuzosin)	281		Uroselective alpha1-blocker
			• Benign prostatic hypertrophy
Osteoporosis
Actonel® (risedronate)	305		Biphosphonate
			• Osteoporosis

Cardiovascular

Within the cardiovascular market, hypertension remains the most prevalent disease. Hypertension is defined as blood pressure above the normal level and is one of the main causes of severe kidney, heart, brain, vessel and eye complications. Our principal products for the treatment of cardiovascular diseases are:

Aprovel®/Avapro®/Karvea®

Aprovel® (irbesartan) belongs to the fastest growing class of anti-hypertensives, angiotensin II receptor antagonists, and is indicated as a first-line treatment for hypertension. Angiotensin II receptor antagonists, which are highly effective, act by blocking the effect of angiotensin, the hormone responsible for blood vessel contraction, thereby enabling blood pressure to return to normal. In addition to Aprovel®/Avapro®/Karvea®, we market CoAprovel®/Avalide®/Karvezide®, a fixed dose combination of irbesartan and hydrochlorothiazide (HCTZ), a diuretic that increases the excretion of water by the kidneys and provides an additive blood pressure lowering effect. These products achieve control of blood pressure in over 80% of patients with a very good safety profile.

Aprovel® was launched in 1997 and is now marketed in more than 80 countries, including the United States, through an alliance with Bristol-Myers Squibb, or BMS (under the brand name Avapro®). In Japan, where the product is licensed to BMS and Shionogi, an application for marketing authorization for the treatment of hypertension was submitted in October 2002, and the review is still ongoing.

Since 2002, Aprovel® is also approved for the treatment of diabetic nephropathy, in both Europe and the United States. These approvals were based on the results of the PRIME program, a clinical program that demonstrated that irbesartan protects type-2 diabetic hypertensive patients from the progression of renal impairment, at both early and more advanced stages of the disease. Following the announcement of the PRIME results, the American Diabetes Association (ADA) recommended the use of angiotensin receptor antagonists, such as Aprovel®, as a first-line treatment for renal disease in patients with type 2 diabetes.

In July 2004, as follow-up to an FDA request, we submitted an application for a pediatric indication for Aprovel® in the United States.

In 2004, we also launched the reduced mass coated tablet, a new and improved formulation of Aprovel®, in Europe.

The IMPROVE clinical trial was initiated in 2004 to demonstrate the end organ protective effects of Aprovel® in patients at high risk for cardiovascular events. Results of this 400-patient study are expected in 2006.

We are currently conducting two large-scale clinical programs as part of our life cycle management program for Aprovel® that will enroll a total of 14,100 patients and that we expect to complete in 2006/2007:

•	I-PRESERVE evaluates the benefit of Aprovel® in the treatment of diastolic heart failure, a specific but common form of heart failure. This 4,100-patient study was initiated in 2002, and recruitment is expected to be completed during the first half of 2005.

•	ACTIVE-I evaluates the efficacy of Aprovel® combined with clopidogrel (the active ingredient in Plavix®), in preventing complications in patients suffering from atrial fibrillation. We began this clinical program in 2003, with enrolment for the 10,000-patient study ongoing. Results are expected in 2007.

Two important clinical efficacy trials for CoAprovel® were completed in 2004:

•	The COSIMA trial in Europe demonstrates the superior anti-hypertensive lowering efficacy of CoAprovel® versus the combination of valsartan with HCTZ. The results of this study were presented at the French Society of Hypertension meeting in December.

•	The INCLUSIVE trial, conducted in the United States, evaluated CoAprovel® (under the brand name Avalide®) in uncontrolled hypertensive patients.

Two trials in patients with severe and moderate hypertension have also been initiated in 2004 to evaluate CoAprovel® as a first-line treatment in this population.

In 2004, we submitted an application to the FDA to register the CoAprovel® 300 mg irbesartan / 25 mg HCTZ pharmaceutical form. This form was approved on March 15, 2005.

At the end of 2004, based on the total sales of Aprovel® and CoAprovel®, we rank second in Europe (top 5 retail markets) and third in the United States among the angiotensin II receptor antagonists in the hypertension market. Our market share was 18.5% in the global market of angiotensin II receptor antagonists (total sales of Aprovel® and CoAprovel® in the EU top 5 retail markets and U.S. all channels).

Tritace®/Triatec®/Delix®/Altace®

Tritace® (ramipril) is an angiotensin converting enzyme (ACE) inhibitor for the treatment of hypertension, congestive heart failure after myocardial infarction and nephropathy. Its use has widely increased since the initial publication of the Heart Outcomes Prevention Evaluation (HOPE) study in 2000 showing it to be effective in reducing the incidence of stroke, heart attacks and cardiovascular death in high-risk patients. Tritace® is the only ACE inhibitor approved for the prevention of stroke, heart attack and cardiovascular death in people at high risk for cardiovascular events.

According to a report published in Circulation in September 2004, Tritace® significantly reduces the rate of fatal and non-fatal serious arrhythmic events. This sub-analysis of the HOPE study is the first to demonstrate that an ACE inhibitor can prevent arrhythmic events such as sudden death and cardiac arrest in patients at risk of atherosclerotic cardiovascular events.

A retrospective study published in July 2004 in the Annals of Internal Medicine evaluated whether all ACE inhibitors are associated with the same mortality in patients who have had a myocardial infarction. The results demonstrated that, among the different ACE inhibitors tested, Tritace® was associated with the lowest mortality rate, highlighting that there are structural, kinetic and pharmacological differences within the class, which can lead to important differences in clinical outcomes.

At the end of 2004, Tritace® is a market leader in Canada (rank: #1, market share 44.3%), France (ramipril rank: #2, market share 25.4%), Spain (rank: #1, market share 12.6% in the retail market) and Italy (ramipril rank: #2, market share: 23.0% in the retail market). Tritace® (under the brand name Delix®) continues to be still the market leader in Germany, with demand volumes stable, despite the end of market exclusivity in Germany in January 2004. The U.S. rights were sold to King Pharmaceuticals in 1998.

Thrombosis

Thrombosis occurs when a thrombus, or blood clot, forms inside a blood vessel. Left unchecked, a thrombus can eventually grow large enough to block the blood vessel, preventing blood and oxygen from reaching the organ being supplied. Our principal products for the treatment of thrombosis are:

Lovenox®/Clexane®

Lovenox® (enoxaparin sodium) is the most widely studied and used low molecular weight heparin (LMWH) in the world. It has been used to treat an estimated 151 million patients in 96 countries since it was first introduced in 1987 and is approved for more clinical indications than any other LMWH. Numerous clinical studies have demonstrated the product’s benefits as an effective way to significantly reduce the incidence of deep vein thrombosis in a wide range of patient populations with a good safety profile, and also as an effective prophylaxis of ischemic complications of unstable angina and non-Q-wave myocardial infarction when administered concomitantly with acetylsalicylic acid (ASA, the active ingredient in Aspirin®.)

The landmark, 10,027-patient SYNERGY study showed that Lovenox® is as effective as unfractionated heparin (UFH) in the treatment of high-risk patients with non-ST-elevation acute coronary syndromes undergoing an urgent invasive strategy. These data were presented on March 9, 2004, at the American College of Cardiology’s Annual Scientific Session 2004.

The results of SYNERGY and a meta-analysis of 6 major trials (systematic overview) were published in the July 7, 2004 issue of the Journal of the American Medical Association. The results of this systematic overview of 21,946 randomized patients show that, overall, Lovenox® was significantly superior to UFH in preventing the composite of death or nonfatal myocardial infarction in non-ST-elevation acute coronary syndromes. The systematic overview also showed that major bleeding and transfusions at 7 days were similar in the two treatment groups.

The ExTRACT study utilizing Lovenox® as adjunctive therapy in patients with myocardial infarction receiving thrombolytic therapy is a global phase III trial with an expected enrolment of 21,000 patients. The trial is on track with more than 15,000 patients enrolled and enrolment expected to be completed in the third quarter of 2005.

In July 2004, the FDA approved our supplemental new drug application (sNDA) for Lovenox® that provided for revisions to the product labeling and CMC (chemistry manufacturing controls) outlining the 1,6-anhydro structural characteristic as a release specification.

Lovenox® is a market leader in all major countries, including the United States (rank: #1, market share 87.9%), France (rank: #1, market share 61.8%), Germany (rank: #1, market share 41.9%), Italy, Spain and the United Kingdom.

Plavix® / Iscover®

Plavix® (clopidogrel), a platelet adenosine diphosphate (ADP) receptor antagonist with a rapid onset of action that selectively inhibits platelet aggregation induced by ADP, is indicated for long-term prevention of atherothrombotic events in patients with a history of recent myocardial infarction, recent ischemic stroke or documented peripheral arterial disease. Plavix® is currently the only drug indicated for the secondary prevention of atherothrombosis regardless of the location of the arteries initially affected (heart, brain, lower limbs). This indication is supported by the results of the landmark CAPRIE trial, including almost 20,000 patients. CAPRIE demonstrated the superior efficacy of Plavix® to acetylsalicylic acid (ASA, the active ingredient in Aspirin®), with a comparable safety profile.

Plavix® was launched in 1998, and is now marketed in over 80 countries, including the United States, through our alliance with BMS. In Japan, where it is being developed in partnership with Daiichi, an NDA was submitted for marketing authorization in February 2004, and launch is expected in 2005.

Since 2002, Plavix® is also indicated for the treatment of ACS (non-Q-wave myocardial infarction and unstable angina pectoris) in combination with ASA following the impressive results of the CURE trial. This indication was rapidly incorporated into the guidelines of the American Heart Association, the American College of Cardiology, and the European Society of Cardiology. The CURE trial demonstrated that Plavix® provided significant early- and long-term benefits in patients presenting ACS. Plavix® reduced the relative risk of atherothrombotic events (myocardial infarction, stroke and death from cardiovascular cause) by 20% when added to standard therapy including ASA, with a 1% increase in the rate of major bleeding. With more than 12,000 patients enrolled, CURE is the largest clinical trial ever conducted with patients presenting unstable angina or non-Q-wave myocardial infarction.

Since 2003, at the request of the FDA, development of a pediatric indication for Plavix® in the United States – PICOLO study – is ongoing.

The benefits of Plavix® are supported by an extensive program of clinical studies:

•	The results of the CREDO clinical trial, announced in November 2002, confirmed the therapeutic value of Plavix® in the early- and long-term prevention of atherothrombotic events in patients having undergone coronary angioplasty, either with or without stenting. The CREDO trial, conducted in over 2,000 patients, demonstrated the efficacy of Plavix® by reducing the relative risk of atherothrombotic events by 27% after one year.

•	The MATCH trial results released in March 2004 demonstrated that ASA did not show additional clinical value (benefit/risk ratio) in specific patients who have recently experienced a stroke or transient ischemic attack when added to Plavix® and other standard therapies.

•	The CHARISMA landmark trial completed its enrollment of over 15,600 patients in 2003. CHARISMA aims to demonstrate the clinical value of Plavix® in patients at high risk of future cardiovascular events. Patients included in CHARISMA present a combination of major cardiovascular risk factors and/or previous ischemic events (e.g., myocardial infarction, stroke, transient ischemic attack, etc.). The end of follow-up for this event-driven trial is expected for late 2005 and the first announcement of the results for 2006.

On March 9, 2005, the results of two major clinical trials were released at the 54th Annual Scientific Session of the American College of Cardiology. These studies demonstrated that Plavix®, in addition to standard therapy, improved coronary perfusion and reduced mortality in acute heart attack.

•	The CLARITY trial, conducted in nearly 3,500 patients, demonstrated that Plavix®, added to standard therapy including fibrinolytics and ASA, reduced the odds of acute myocardial infarction patients having another occluded artery or a second heart attack or death after 1 week of hospitalization, as well as the odds of clinical events (cardiovascular death, recurrent myocardial infarction, certain recurrent ischemia) at 30 days.

•	The COMMIT trial, which enrolled nearly 46,000 patients, demonstrated that Plavix®, added to standard therapy including ASA, reduced mortality in acute myocardial infarction patients at day 28 in an in-hospital setting.

•	In both trials, the rates of major bleeding and intracranial hemorrhage were similar in both the Plavix® and placebo groups, underlining the favorable risk/benefit profile of Plavix®.

Other major ongoing clinical studies that are designed to support the long-term value of Plavix® by providing complementary clinical data include:

•	CASPAR, which assesses the clinical value of Plavix® in patients with peripheral arterial disease who have undergone peripheral bypass surgery, is planned to include 1,400 patients.

•	ACTIVE, which assesses the value of Plavix® in patients with atrial fibrillation for the prophylaxis of cardio-embolic events, is expected to include 14,000 patients and, with results expected in 2007 or 2008.

In 2003, one of the largest disease registries was initiated to evaluate patients at risk of atherothrombosis. This registry called REACH “Reduction of Atherothrombosis for Continued Health” included 63,000 patients in more than 43 countries. Preliminary data from this registry indicate that although there are substantial differences in the incidence of risk factors a consistent pattern of underachievement of therapeutic goals is nonetheless evident across patient types and geographic regions. Further analysis of this population will follow.

The extensive clinical program for Plavix®, including all completed, ongoing and planned studies, is one of the largest of its kind and will enroll more than 100,000 patients. In addition, over 41 million patients worldwide are estimated to have been treated with Plavix® since its launch, providing significant safety and efficacy experience with this product.

Plavix is the leader in the European and U.S. markets for anti-platelet agents with Plavix®.

Metabolic Disorders

Lantus®

Lantus® (insulin glargine) is a long-acting analogue insulin, indicated for once-daily subcutaneous administration in the treatment of adult patients with type 2 diabetes mellitus who require basal insulin for the control of hyperglycemia, and for adult and pediatric patients with type 1 diabetes mellitus. The characteristics of Lantus® are a consistent slow, prolonged absorption and a relatively stable concentration/time profile over 24 hours.

The simplicity of the once-daily insulin injection regimen can facilitate a more timely and effective insulin use in routine medical practice, improving achievement of recommended standards of diabetes care.

An important number of studies were published in late 2003 and 2004. A selection of studies is presented here:

•	One major study was published in November 2003 in Diabetes Care evaluating 756 type 2 diabetic patients. The “Treat-to-Target” 24-week trial showed that significantly more type 2 diabetic patients treated with Lantus® achieved a target goal of A1C under or equal to 7%, (a measure indicating a good control of long-term blood sugar level), without having an episode of nocturnal hypoglycemia.

•	Another study published in Diabetic Medicine in 2004 conducted with 121 type 1 diabetic patients showed that a one-year basal bolus regimen using Lantus® as the basal insulin resulted in a significant improvement in A1C level and limited the frequency of hypoglycemia more than a basal bolus regimen using Neutral Protamin Hagedorn (NPH) four times a day as the basal insulin, which is the conventional treatment.

In addition, two major studies were presented in 2004 and published at the American Diabetes Association (ADA) 64th Annual Scientific Sessions and at the 40th Annual Meeting of the European Association for the Study of Diabetes (EASD):

•	The LAPTOP 24-week study demonstrated that when oral anti-diabetic drugs (OADs) alone no longer control hyperglycemia in insulin-naïve type 2 diabetes patients, adding once-daily Lantus® while continuing OADs restores glycemic control more effectively and with less risk of hypoglycemia and lower insulin requirements than the conventional practice of switching to twice-daily premixed insulin without OADs. The A1C decline from baseline was greater with Lantus® plus OADs than with the conventional therapy and more subjects reached the target of A1C under 7% without documented nocturnal hypoglycemia. The full paper was published in Diabetes Care in February 2005.

•	The LANMET 9-month study showed that, in insulin-naïve type 2 diabetic patients, good glycemic control can be achieved using Lantus® plus metformin, an OAD, with infrequent visits to a physician. Using modem-assisted glucose monitoring, patients can successfully self-monitor and self-adjust basal insulin dosing. Use of Lantus® was associated with better pre- and post-dinner glycemic control, and resulted in significantly less hypoglycemia than NPH. Symptomatic hypoglycemia was 44% more frequent with NPH than with Lantus®.

In August 2004, the FDA approved OptiClik®, a new reusable pen for injecting Lantus® for people with type 1 and type 2 diabetes. The Lantus® cartridge for OptiClik® was also approved by the European Commission in August and by the Japanese regulatory authorities in September 2004. The OptiClik® pen is expected to provide people with diabetes with a new and easy-to-use delivery option.

Lantus® was first launched in 2000 in Germany and is now available in over 70 countries throughout the world. In 2004, Lantus® was launched in over 30 countries including Spain, Belgium, Denmark, Greece, Turkey, Brazil, Mexico and China.

The largest insulin market after the United States is Germany followed by Japan. At year end 2004, Lantus® was the top-selling insulin brand worldwide. The top three markets for Lantus® are the United States (rank: #1, market share: 23.7%), Germany (rank: #1, market share: 13.5%) and the United Kingdom (rank: #2, market share: 17.5%).

Amaryl®/Amarel®/Solosa®

Amaryl® (glimepiride) is a once-daily sulfonylurea for the oral treatment of type 2 diabetes as an adjunct to diet and exercise. Studies also prove the effective combination of Amaryl® with Lantus®, if oral treatment alone does not provide tight diabetes control. Amaryl® reduces the body’s blood sugar level by a dual mode of action: helping the body to produce more insulin both at mealtime and during the interprandial periods and decreasing insulin resistance. Studies demonstrate that a very good level of control can be reached with a low risk of hypoglycemia. Amaryl® was first launched in 1995 and has been approved in about 100 countries worldwide. The top three markets for Amaryl® are the United States (rank: #4, market share 5.4%), Japan (rank: #2, market share 11.2%) and Germany (rank: #1, market share 23.1%).

Oncology

Sanofi-aventis is a leading group in the oncology field, primarily in chemotherapy with two major agents: Taxotere® and Eloxatine®. Our principal products in oncology are:

Taxotere®

Taxotere® (docetaxel) is a taxane derivative that acts by disrupting cell mitosis and is the only cytotoxic agent currently approved in three major types of cancer: first-line treatment of non small cell lung cancer (NSCLC), treatment of metastatic and early breast cancer and androgen-independent (hormone-refractory) metastatic prostate cancer. First launched in 1995 and marketed in over 86 countries, Taxotere® continues to be extensively studied in breast cancer as well as prostate, head and neck, lung, and gastric cancers.

Taxotere® continued to provide benefits to cancer patients in 2004. At two plenary sessions at the 2004 Annual Meeting of the American Society of Clinical Oncology (ASCO), the premier international oncology scientific meeting, studies evaluating Taxotere® demonstrated the first improvement in survival in men with hormone-refractory metastatic prostate cancer. Based on the results of these studies, Taxotere® was approved by the FDA in May 2004 for use in combination with prednisone as a treatment for men with hormone-refractory metastatic prostate cancer. EU approval of the same indication was granted in November 2004.

In 2004, Taxotere® also received approval from the FDA in the United States (August) and the EMEA in Europe (December) for the adjuvant (post-surgery) treatment of patients with operable node-positive breast cancer. The efficacy of Taxotere® in this indication was demonstrated in two large phase III studies (TAX 316 (BCIRG001) and PACS01). The results of PACS01 study, presented at the 2004 San Antonio Breast Cancer Symposium, showed a 91% 5-year survival rate for women following a sequential Taxotere® regimen.

In late 2004, the combination treatment Taxotere®/trastuzumab was also approved in Europe for the treatment of patients with metastatic breast cancer whose tumors over-express the Her2 gene.

In the first head-to-head phase III comparison with paclitaxel (TAX 311 study) in metastatic (advanced disease) breast cancer, results showed that Taxotere® significantly improved survival and time to disease progression over paclitaxel, with a predictable and manageable safety profile.

Also at ASCO 2004, the final results of a phase III trial, in which Taxotere® was added to standard therapy prior to radiation in head and neck cancer; was reported. These results showed that adding Taxotere® leads to significantly higher response rates, improved overall survival and lower levels of toxicity.

The final results of the study evaluating Taxotere® in gastric cancer are expected in 2005.

The top 3 countries contributing to our sales of Taxotere® are respectively the United States, France and Germany (based on pro forma net sales). The reimbursement system applied in the United States up until end of 2004 favored generics such as paclitaxel over Taxotere® when several therapeutic possibilities existed for the same indication. The revised system no longer favors generics over Taxotere®, allowing prescriptions of the product most adapted to the patient.

Eloxatine®

Eloxatine® (oxaliplatin) is an innovative platinum agent, and is currently the only agent indicated both for the treatment of metastatic colorectal cancer and for adjuvant treatment of colon cancer.

In the United States, France, Germany, Italy, Spain, the United Kingdom and Japan more than 500,000 people are diagnosed every year for the first time with colorectal cancer. Colorectal cancer is the second cause of death from cancer in the United States. Colorectal cancer with distant metastases (named stage IV) makes up around 30% of all new colorectal cancer diagnoses per year. When diagnosed at an early stage, chances of cure with surgery increase dramatically. Chemotherapy is used as an adjuvant therapy to surgery in order to prevent recurrences.

The development of Eloxatine® for the treatment of metastatic colorectal cancer has led to major progresses. First, median survival has been prolonged to 20 months when Eloxatine® is used as a first-line treatment in combination with 5-fluorouracil (or 5-FU) and leucovorin (LV) (the FOLFOX regimen). Second, thanks to its demonstrated ability to reduce the size and number of liver metastases, Eloxatine® has made the complete surgical removal of hepatic metastases and has given the hope of a potential cure in a significant proportion of patients with initially unresectable liver metastases. Therefore, due to its consistently high and sustained efficacy in treating metastatic colorectal cancer, the FOLFOX regimen is a mainstay treatment of metastatic colorectal cancer in the United States, Europe and certain countries in the Asia-Pacific region.

Eloxatine® is now recognized as a “cornerstone” chemotherapy to which new biological agents (eg. monoclonal antibodies or small molecules) could be combined, with the hope to further increase the survival rate. Thus, in January 2005, results from an interim analysis of a U.S. cooperative group study (ECOG 3200) were presented at ASCO Gastrointestinal Cancers Symposium in the United States. These results have shown that patients receiving bevacizumab in addition to FOLFOX had a 26% reduction in the risk of death, compared to patients receiving FOLFOX alone.

Eloxatine® has also been developed for adjuvant treatment of colon cancer. Eloxatine® was the first anticancer agent to allow a significant improvement of the adjuvant treatment of colon cancer in a decade. Based on the results of the MOSAIC clinical trial, which studied the efficacy of Eloxatine® as an adjuvant treatment in over 2,200 patients, approval for adjuvant treatment was respectively granted by the European agency and the FDA on September 12, 2004 and on November 4, 2004. MOSAIC showed that the addition of Eloxatine® to the previous post-surgery reference chemotherapy of 5-FU/LV for colon cancer reduces the risk of recurrence by 23% when compared to the reference treatment alone. FOLFOX is now the standard treatment for stage III colon cancer patients who have undergone complete resection of the primary tumor.

Its activity in colorectal cancer has also encouraged specialists to explore the value of Eloxatine® in the treatment of other tumors, particularly gastrointestinal tumors, such as pancreatic cancer or gastric cancer, as well as lung, ovarian, breast and certain hematological cancers.

A new liquid formulation (Eloxatine® Injection) was approved on January 31, 2005 by the FDA. Eloxatine® Injection offers additional benefits and convenience to physicians and nurses since it involves fewer steps in the administration of Eloxatine®.

Eloxatine® is in-licensed from Debiopharm and is marketed in nearly 70 countries worldwide. The top 3 countries contributing to our sales of Eloxatine® are respectively the United States, France and Germany (based on pro forma net sales).

Central Nervous System

We have long-standing expertise in the Central Nervous System therapeutic area. Our principal products in this area are :

Stilnox®/Ambien®/Myslee®

Stilnox® (zolpidem) is the worldwide hypnotic leader and is indicated in the short-term treatment of insomnia. Stilnox® is both chemically and pharmacologically distinct from benzodiazepines, and is distinguished by its selective binding to receptors that are presumed to mediate hypnotic activity. Due to this characteristic, Stilnox® rapidly induces sleep that is qualitatively close to natural sleep and devoid of certain side effects that are characteristic of the benzodiazepine class as a whole. Its action lasts for a minimum of six hours, and it is generally well tolerated, allowing the patient to awake with a reduced risk of impaired attention, decreased alertness or memory lapses throughout the day. The risk of dependence is minimal when Stilnox® is used at the recommended dosage and duration of use. Stilnox® is currently the only hypnotic demonstrated to be suitable for “as needed” use based on an extensive program of eight clinical trials, which together enrolled over 6,000 patients. This mode of administration avoids the systematic intake of a hypnotic by patients who suffer only occasionally from insomnia.

We believe that Stilnox® is also one of the most studied hypnotics in the world to date, as data on its efficacy and safety have been generated from 160 clinical trials including 80,000 patients worldwide.

To further improve the efficacy of Stilnox® regarding sleep maintenance without inducing next-day residual effects, we have developed a controlled release formulation of zolpidem. Two 3-week placebo-controlled studies, ZOLADULT and ZOLELDERLY, conducted in sleep laboratories assessed the efficacy and safety of the controlled release formulation of zolpidem in the treatment of patients experiencing insomnia. The studies showed that controlled release formulation of zolpidem improved sleep maintenance, sleep duration and the ability to fall asleep compared to placebo. Based on these results, we filed an application for the approval of the controlled release formulation of zolpidem in the United States in June 2004 and in certain countries in Europe in November 2004. A clinical development program has also been initiated in Japan. On April 11, 2005, we announced that we received an approvable letter from the FDA for Ambien CR™ (zolpidem tartrate extended release) for the treatment of insomnia.

Stilnox® was first launched in 1988 in France and is marketed today in over 100 countries. In Japan, although launched only in December 2000, Stilnox® has become the leading hypnotic on the market within 3 years of launch. It is sold under the brand name Myslee® through our joint venture with Fujisawa. Our top three markets for Stilnox® are the United States (rank: #1, market share 89.0%), Japan (rank: #1, market share 24.0%) and France, where generics became available in January 2004 (rank: #1, market share 37.7%).

Copaxone®

Copaxone® (glatiramer acetate) is an immunomodulating agent indicated for reducing the frequency of relapses in patients with relapsing-remitting multiple sclerosis (MS). This disease-modifying drug is characterized by an original and specific mode of action on MS. Clinical studies have shown that Copaxone® is more effective than placebo at two years, but also that it has a clinical efficacy over ten years both in reducing relapses and progression of disability. A significant effect on lesions has also been confirmed by nuclear magnetic resonance imaging (MRI).

Copaxone® was first launched in 1997 in the United States and between 2000 and 2002 in Europe. It is in-licensed from Teva and marketed via our alliance with Teva. Additional details on this alliance can be found in “—Alliances” below.

In Europe in 2004, in cooperation with our alliance partner Teva, we launched a new formulation of the product – a pre-filled syringe – in order to improve product delivery and patient comfort.

More than 80,000 patients worldwide are treated with Copaxone®. The three leading countries for its use are the United States (rank: #2, market share 27.9%), Germany (rank: #4, market share 18.6%) and Canada (rank: #2, market share 23.7%).

Depakine®

Depakine® (sodium valproate) is a broad-spectrum anti-epileptic that has been prescribed for over 37 years. Numerous clinical trials, as well as long years of experience have shown that it is effective for all types of epileptic seizures and epileptic syndromes, and is generally well tolerated. Consequently, Depakine® remains a reference treatment for epilepsy worldwide. Furthermore, in contrast to findings sometimes reported with other anti-epileptic agents, Depakine® does not induce paradoxical aggravation of seizures.

We produce a wide range of formulations of Depakine® (syrup, oral solution, injection, entero-coated tablets and Chrono, a sustained release formulation in tablets) permitting its adaptation to most types of patients. Depakine® Chronosphere®, a new innovative, tasteless, sustained release formulation of Depakine® packaged in stick packs, facilitating its use by children (first Depakine® sustained release form for children), elderly and adults with difficulties swallowing, has been approved in several European countries, and was commercialized for the first time in Austria in October 2004. We plan to commercialize this new formulation gradually over the next few years as we register the product in additional countries.

Depakine® is marketed in over 100 countries, including the United States where it is licensed to Abbott. In 2004, we received marketing approval in several European countries for Depakine® Chrono and Chronosphere® for use in the treatment of bipolar disorder.

Internal Medicine

Our principal products in this therapeutic area are in the fields of respiratory/allergy, urology and osteoporosis.

Respiratory/Allergy

Allegra®/Telfast®

Allegra® (fexofenadine HCl) is an effective, long-lasting (12- and 24-hour dosing) and powerful non-sedating prescription antihistamine for the treatment of seasonal allergic rhinitis (hay fever) and the skin condition chronic idiopathic urticaria (hives). It offers patients powerful relief from allergy symptoms without causing drowsiness. Our top three markets for Allegra® are the United States (rank: #1, market share 38.9%), Japan (rank: #2, market share 17.7%), and Australia (rank: #1, market share 42.6%).

We also offer Allegra-D® 12 Hour, an antihistamine/decongestant combination product with an extended-release decongestant for effective non-drowsy relief of seasonal allergy symptoms including nasal congestion. In October 2004, we received approval from the FDA for Allegra-D® 24 Hour, a once-daily formulation of an antihistamine/decongestant combination.

In December 2004, we filed a U.S. new drug application (NDA) for a 180 mg once-daily dose for adult chronic idiopathic urticaria. We made an NDA submission for a pediatric indication in Japan in February 2004 and we are developing two new pediatric formulations - 30 mg orally disintegrating tablets and 6 mg/ml oral suspension - with the intention of filing U.S. NDAs for both in 2005.

The top three markets for Allegra-D® 12 Hour are the United States (rank: #1, market share 49.0%), Brazil (rank: #4, market share 12.5%), and Mexico (rank: #8, market share: 2.4%).

In May 2001, a majority of the members of a joint Advisory Committee of the FDA recommended that Allegra® and two competing drugs be “switched” from prescription to over-the-counter (OTC) status. Since that date, the manufacturer of one of the two competing drugs has voluntarily switched its drug to OTC status. The FDA has not acted publicly on the Advisory Committee’s recommendation with respect to Allegra® and it is not possible to predict what action, if any, the FDA might take in response to the Advisory Committee recommendation.

Nasacort®

Nasacort® (triamcinolone acetonide) AQ Spray is an unscented, water-based metered-dose pump spray formulation unit containing a microcrystalline suspension of triamcinolone acetonide in an aqueous medium. It is indicated for the treatment of the nasal symptoms of seasonal and perennial allergic rhinitis in adults and children six years of age and older.

In April 2004, we received approval from the FDA for Nasacort® HFA Nasal Aerosol, the first intranasal corticosteroid dry-aerosol formulation approved in the United States that contains hydrofluoroalkane (HFA) rather than chlorofluorocarbons (CFCs).

Nasacort® HFA Nasal Aerosol will provide physicians and patients with a new option for those seeking a dry-aerosol formulation for the management of nasal allergy symptoms. It replaces Nasacort® Nasal Inhaler, which was taken off the market in July 2003 to comply with Environmental Protection Agency (EPA) and FDA requirements intended to protect the ozone layer and that required the removal of nasal inhalers containing CFCs from the U.S. market.

Our leading markets for Nasacort® AQ Spray are the United States (rank: #3, market share 14.4%), France (rank: #2, market share 19.3%) and Canada (rank: #3, market share 9.8%).

Urology

Xatral®

Xatral® (alfuzosin) belongs to the alpha1-blocker class, and was the first product of the class to be indicated uniquely and specifically for the treatment of the symptoms of benign prostatic hyperplasia (BPH), as well as the first marketed product capable of acting selectively on the urinary system. Due to this clinical uroselectivity, Xatral® is immediately effective, with no need for dose titration, and shows good tolerability, particularly cardiovascular. Active from the first dose, it provides rapid and lasting symptom relief; improving patient quality of life. Xatral® has demonstrated a good safety profile, with very marginal blood pressure changes even in elderly or hypertensive patients. Cardiovascular safety results from combination of Xatral® with a PDE5 inhibitor will be released in 2005 further demonstrating Xatral®’s good cardiovascular safety profile.

Besides this symptomatic action, a large clinical program has been launched to document the use of Xatral® for the management and prevention of the most severe complication of BPH: acute urinary retention (AUR).

•	The results of the first trial (ALFAUR study) showed that Xatral® doubles the probability of restored capacity to urinate normally after an episode of AUR in conjunction with catheter insertion and reduces the need for BPH surgery up to 6 months after. These are the first published results that demonstrate the capacity of Xatral® to manage and prevent acute urine retention. Since 2003, we have obtained authorizations of this extension of the indication in 41 countries worldwide including 16 European countries.

•	BPH is also widely known to be linked with various degrees of sexual dysfunction. The results of another international trial with over 800 patients have shown that Xatral® preserves sexual function, particularly ejaculatory function, in patients suffering from BPH.

Since its launch in 1988 in France, we have constantly worked on optimizing the formulation of Xatral®. The new once-daily formulation of Xatral® (branded Uroxatral® in the United States) has now been registered in over 90 countries and is marketed worldwide except in Australia and Japan. Our leading markets for Xatral® are France (rank: #1, market share: 24.6%), Italy (rank: #3, market share: 12.2%) and the United States (rank: #4, market share: 3.1%). We also began Phase IIb clinical trials of the once-a-day formulation of Xatral® for the treatment of BPH in Japan.

Osteoporosis

Actonel®/Optinate®/Acrel®

Actonel® (risedronate sodium) is a bisphosphonate that helps prevent bone loss by inhibiting bone resorption. Actonel® 35 mg once-a-week and Actonel® 5 mg daily are indicated for the prevention and treatment of postmenopausal osteoporosis and Actonel® 5 mg daily for the treatment of glucocorticoid induced osteoporosis either initiating or continuing systemic glucocorticoid treatment (> 7.5 mg per day of prednisone or equivalent) for chronic diseases. Actonel® 30 mg is also approved for the treatment of Paget’s disease, a rare bone disorder. Actonel® is the only osteoporosis treatment that reduces the risk of vertebral fracture in just six months (Roux and al.). According to the results of a long-term clinical trial, Actonel® helped patients maintain a low incidence of new vertebral fractures over seven years of treatment. Actonel® also differentiates itself by its gastrointestinal tolerability demonstrated in large pivotal clinical trials.

Recent data shows that Actonel® is effective in preventing bone loss and preserving trabecular architecture within one year of treatment, an effect that may contribute to the early reduction in risk of vertebral fracture observed with Actonel®.

Actonel® is in-licensed from Procter & Gamble Pharmaceuticals and is co-marketed by sanofi-aventis and Procter & Gamble Pharmaceuticals through the Alliance for Better Bone Health. In Japan, Actonel® is marketed by sanofi-aventis under a license from Ajinimoto. Actonel® was first launched in 1998 in the United States and is currently approved in 92 countries. In 2004, Actonel® reached a market share of 21.6% in the global market. The top four markets for Actonel® are the United States, France, Germany and Canada.

Other pharmaceutical products

In addition to our top 15 products, the rest of our pharmaceutical portfolio includes a wide range of prescription drugs, over-the-counter products and generics. This part of the portfolio represents a significant part (39.5%) of our pharmaceutical activity, provides a solid foundation for our global sales and supports the growth of our top 15 products. Our goal is to renew the growth of this part of the portfolio through innovative approaches to promotion and resource allocation that will ensure its continued profitability.

Our other pharmaceutical products cover a large number of therapeutic areas and allow us to satisfy a large portion of the medical needs of both patients and healthcare professionals. Among others, we have a number of products in the fields of antibiotics, cardiovascular, pain management and gastrointestinal drugs. We have always been closely involved in antibiotic research and can thus offer a broad range of solutions adapted to different medical needs. Our antibiotics include a wide variety of drugs such as Ketek®, our most recently launched antibiotic (2004 in the United States), Claforan®, Oflocet®/Tarivid®, Pyostacine®, Rovamycine® and Targocid®. We are also active in the battle against tuberculosis, a major public health problem in certain emerging countries, with the antibiotics Rifadine®, Rifater® and Rifinah®. In the cardiovascular field, we have a wide range of products such as Lasilix® (diuretic), Cordarone® (antiarrhythmic) and Tildiem® (calcium antagonist). For treating pain, our portfolio of analgesics offers a level I treatment with Aspégic® and Doliprane®, and level II treatment with Propofan® and Di-Antalvic®. In terms of gastrointestinal drugs, our portfolio includes a number of products that are sold over-the-counter in particular Maalox®, Essentiale® and Enterogermina®, which are among our top five OTC products in terms of pro forma net sales.

Sanofi-aventis has also specifically decided to participate in the generics market. We currently have a generics business in seven countries: the United Kingdom, France, Portugal, Colombia, Germany, the Czech Republic and South Africa where operations are only just beginning. We plan to enter in some additional countries by the end of 2006. Since January 2005, our worldwide generics business is conducted under the WINTHROP® Pharmaceuticals name.

Human vaccines activity

Our subsidiary sanofi pasteur is a fully integrated vaccine business offering the broadest range of vaccines in the industry. In 2004, sanofi pasteur immunized over 500 million people against 20 serious diseases and generated pro forma net sales of €1.6 billion.

Based on our estimates, sanofi pasteur is a world leader in the vaccine industry and holds a leading position in most countries. In the United States and Canada, which account for approximately 50% of the worldwide vaccines market, sanofi pasteur is the market leader with a 28% market share. In 2004, North America accounted for 50% of sanofi pasteur’s global activity (defined as the sum of our pro forma sales and 100% of the sales of Sanofi Pasteur MSD, but excluding our sales to Sanofi Pasteur MSD).

In Europe, our vaccine business is conducted through Sanofi Pasteur MSD, a 50-50 joint venture between sanofi pasteur and Merck & Co, which provides vaccines to 19 countries. With a 36% market share in 2003, Sanofi Pasteur MSD was the market leader in Europe, particularly in France, the UK and Germany. In 2004, sales of Sanofi Pasteur MSD, which is accounted for using the equity method, were €651 million, which represents 30% of sanofi pasteur’s global activity.

Sanofi pasteur has established a leading position in Latin America, has been expanding its presence in Asia, particularly in China and Japan, and is very active in the supply of donated vaccines through organizations, such as UNICEF. The remainder of sales is generated in emerging countries.

Main Areas

Pediatric combination vaccines: The components of these vaccines vary because of diverse immunization schedules throughout the world. Protecting against up to six diseases, this group of products is anchored by acellular pertussis components in general and by the trivalent vaccine DAPTACEL® in particular. DAPTACEL®, protects against pertussis diphtheria and tetanus, and was launched in the United States in 2002 and has become a strong sales contributor due to its synergy with immunization schedules. ActHIB®, for the prevention of Haemophilus influenzae type b, is also an important growth driver within the pediatric product line. Pentacel® is a new vaccine against five diseases (pertussis, diphtheria, tetanus, polio and Haemophilus influenzae type b) that is approved in nine countries and has been a standard of preventive care in Canada since its launch in 1997. Pediacel®, another acellular pertussis-based pentavalent vaccine, was launched in the UK in 2004 and will be launched in several other EU countries in 2005.

Influenza: With a 37% share of the €1.4 billion influenza vaccine market, sanofi pasteur is the world leader in the production and marketing of influenza vaccines. Since 1995, sales of the influenza vaccines Fluzone® and Vaxigrip®/Mutagrip® have nearly tripled and production capacity was recently increased to 165 million doses to better meet demand. We expect demand for influenza vaccines to grow strongly within the next decade in the United States alone, due to increasingly broad government immunization recommendations. Strong growth has been experienced in China and Korea and this trend is expected to continue over the next several years. The Latin American market has experienced solid growth and, in 2004, Fluzone® and Vaxigrip® achieved a 78% market share in Mexico. In April 2005, sanofi pasteur and the U.S. Health and Human Services Department (HHS) entered into a five-year agreement to speed the production process for new cell culture influenza vaccines in the U.S. and to design a U.S.-based cell-culture vaccine manufacturing facility.

Polio: Sanofi pasteur is the world’s leading manufacturer of oral and inactivated polio vaccines (IPV), IPOL® and Imovax® Polio. We expect the use of IPV vaccines to increase as the goal of global polio eradication is nearly reached with only six countries in the world that are still polio-endemic. As a result, sanofi pasteur is expanding its production capacity to meet this growing demand. The worldwide polio eradication initiative of the World Health Organization and UNICEF has positioned sanofi pasteur as a global preferred partner with both oral polio vaccine and IPV vaccines. In March 2005, sanofi pasteur’s new polio vaccine (Monovalent Oral Polio Vaccine 1) was licensed by the French regulatory authorities (AFSSAPS). This new vaccine will first be used in Egypt as part of a new World Health Organization strategy to end polio transmission by the end of 2005.

Adult and adolescent boosters: The incidence of pertussis (“whooping cough”) is on the rise globally, affecting both children and adults. Its resurgence, combined with an increased awareness of the dangers of vaccine-preventable diseases in general have led to higher sales of this product group in recent years. Sanofi pasteur submitted Adacel™, which will be the first trivalent booster against diphtheria, tetanus and pertussis, for U.S. FDA approval in 2004 (see “—Vaccines Research and Development” below). Adacel™ became the standard of care in Canada in 2004 where the majority of provinces provide routine adolescent immunization. This product will play an important role in efforts to better control pertussis by not only preventing the disease in adolescents and adults, but also by breaking the cycle of transmission impacting infants too young to be immunized or only partially vaccinated.

Meningitis: sanofi pasteur is the only company to offer a quadrivalent vaccine against this meningoccal meningitis, arguably the deadliest form of meningitis, in the United States. The polysaccharide vaccine Menomune® has grown rapidly particularly due to use among college students and military personnel. Menactra®, a conjugate vaccine that is expected to offer a longer-lasting immune response, was approved by the FDA, in January 2005 for use in adolescents and adults aged 11-55 years. Meningitis vaccines are expected to become a significant growth contributor due to their anticipated future use in adolescents and infants under age 2. On March 17, 2005, sanofi pasteur filed a supplemental application with the FDA to amend Menactra®’s license to include children aged 2 to 10 years.

Travel vaccines: Offering the widest range of vaccines in the industry, sanofi pasteur’s product offering includes vaccines for typhoid, rabies, yellow fever, Japanese encephalitis, and cholera.

Research and Development

With a budget of approximately €4 billion for 2005, our Research and Development activity will support the growth of our company, bring to the market innovative and high potential drugs, and develop and strengthen our portfolio.

We have two Research and Development organizations: one for our pharmaceutical activity (Scientific and Medical Affairs) and the other dedicated to our human vaccines activity, sanofi pasteur.

Pharmaceutical Research and Development

In 2004, the formation and integration of sanofi-aventis Scientific and Medical Affairs opened for our Group a powerful basis for growth.

The objective of sanofi-aventis Scientific and Medical Affairs is to discover, develop, register and launch highly innovative compounds answering major unmet medical needs worldwide. For this, sanofi-aventis Scientific and Medical Affairs rely on their global structure, on their Discovery and Development organizations, and on a rich, innovative and balanced portfolio.

Sanofi-aventis Scientific and Medical Affairs are a global force of 16,000 people working in 24 sites, in 8 countries and 3 continents (in addition to the R&D sites, Clinical Research Units have been created in 23 countries).

Global and focused organizations: Discovery and Development

While Discovery and Development have specific objectives and organizational approaches, they also share the same global goal — to bring innovative drugs to the market — and work towards this goal. Both Discovery and Development have focused their activities in our major therapeutic areas:

•	Cardiovascular;

•	Thrombosis;

•	Metabolic Disorders;

•	Oncology;

•	Central Nervous System; and

•	Internal Medicine.

Discovery Research

The objective of Discovery Research is to provide Development Research with a pipeline of high quality, innovative drugs. In this context, its principal goals established within the framework of the new sanofi-aventis Discovery perimeter are:

•	to discover and propose for Development each year promising molecules (new molecular entities or NCEs) that have the potential to fulfill unmet medical needs or provide improved treatments for patients; and

•	to provide scientific support for compounds under development or which are already commercialized (e.g. line extension, mechanism of action, biomarkers).

To this end, the therapeutic and scientific expertise of our scientists is leveraged with 3,000 multinational researchers currently located in 17 Pharmaceutical Research centers across Europe and the United States. Our aim is to capitalize upon the unique skill of our scientists in order to conduct high quality research that will fulfill the expectations of our top management, shareholders and, above all, of patients who are in need of novel drugs to improve their quality of life.

Discovery Research aims to identify and select the most pertinent targets for innovative drugs and subsequently to exploit both biological and chemical expertise to discover and propose new candidate molecules for Development. To meet these challenging goals, Discovery Research has rapidly put into place within the new sanofi-aventis perimeter, a global organization where research activities are performed in Therapeutic Sectors complemented by Support Departments:

In 2004, Discovery Research has contributed to the Development pipeline by entering 10 candidate molecules into preclinical development (the preliminary stage of the development process – see “Portfolio” below):

•	SSR180711A, a nicotinic alpha-7 receptor partial agonist, for the symptomatic treatment of Alzheimer disease and schizophrenia;

•	SSR126374P, a CRF1 receptor antagonist, for the treatment of depression and anxiety;

•	SSR101010, a FAAH inhibitor, for the treatment of anxiety and pain;

•	SSR103800A, a glycine transporter 1 inhibitor, for the treatment of schizophrenia;

•	AVE8112A, a phosphodiesterase IV inhibitor, for the symptomatic treatment of Alzheimer’s disease;

•	AVE1876A, a GABA-B receptor antagonist, for depression and anxiety;

•	AVE8923A, a tryptase inhibitor, for the treatment of asthma;

•	AVE4454A, a NHE-1 inhibitor, for acute cardio-protection; and

•	AVE9423A and AVE2865A, two glycogen phosphorylase inhibitors, for the treatment of type 2 diabetes.

While sanofi-aventis already has a strong Central Nervous System portfolio, these molecules will further increase our potential to obtain new treatments in this difficult therapeutic area where unmet medical needs in particular in schizophrenia and Alzheimer’s disease are still very high.

Development

To achieve the goals set for sanofi-aventis Scientific and Medical Affairs, the Development organization needs to be focused, controlled, pragmatic and flexible despite its size and geographical dispersion. It relies, for these reasons, on a strong matrix organization that leads and coordinates the efforts and expertise of representatives from all functions, and at all stages from preclinical to marketing. All members of the Development team work together in synergy to register and deliver innovative new medicines to patients worldwide, while meeting critical strategic, technical and time-to-market requirements, and according to our high standards of quality and ethics.

One major principle of our matrix organization is the continuity of development from the very beginning (when a molecule enters Development from Discovery) to the end of development (until the project is terminated or until the last potential approval is obtained). A project is defined by one molecule, even if multiple indications are possible. When a molecule enters development, a “project team” is formed with representatives from all relevant functions (including pharmacologists, clinicians, chemists, toxicologists, regulatory affairs, marketing and many others) who will work together throughout the life of the molecule in development. Development ends when the last potential indication has been approved by regulatory authorities, which can sometimes be many years after the first registration is obtained in the United States and Europe. Practically, these teams may work together for more than 10 years on the development of a high-potential drug like Plavix®, Lovenox® or Eloxatine®. Another specificity of our matrix organization is the use by all actors of a unified planning tool, with one planning language and shared methods. Throughout development, our global organization aims at strategic and operational excellence, two key success factors.

In addition to matrix organization, we have put in place strong, well organized and efficient functional structures throughout Scientific and Medical Affairs. For instance, in our clinical development organization, emphasis has been placed on:

•	The extension of the International Clinical Research Units (CRU) network, with the implementation of a CRU in Russia, leading to a total of 23 CRUs covering more than 35 countries via several regional platforms. Clinical Research Units are hosted in the medical departments of our local affiliates, but are entirely dedicated to the timely execution of the R&D clinical programs,

•	The increased use of Information Technologies within clinical operations. The use of electronic data capture, transfer validation and online access leads to improved clinical timelines and enhanced quality control.

Finally, well-identified decision-making bodies and processes, involving members of Scientific and Medical Affairs senior management team, have been put in place, to insure adequate decisions are made rapidly, documented and implemented immediately.

In addition, sanofi-aventis Scientific and Medical Affairs capacities have been significantly reinforced in Japan.

Portfolio

As described above, the research and development process historically takes from 10 to 15 years from discovery to initial product launch and is conducted in various stages. During the “pre-clinical” stage, research scientists perform pharmacology and toxicology studies in various animals. Before testing in humans, an application for the compound must be filed with and approved by the requisite regulatory authorities. Testing in humans is performed in different clinical phases to demonstrate the safety and efficacy of a new compound:

•	Phase I. In clinical phase I, studies are performed on healthy human volunteers to obtain information concerning safety, preliminary dose-ranging, pharmacokinetics and preliminary interaction with other medications.

•	Phase IIa. In clinical phase IIa, studies are performed to research the pharmacological activity of the dose range determined in the phase I studies and/or to assess preliminary therapeutic activity in patients.

•	Phase IIb. In clinical phase IIb, the aim is to determine the risk/benefit ratio, i.e., to demonstrate the clinical activity and to determine the optimal dose in a larger and more varied population.

•	Phase III. In clinical phase III, we verify the clinical efficacy of the compound on a large population of patients (usually between 3,000 and 5,000 volunteers). These studies involve control groups taking a reference compound or a placebo (an inactive compound identical in appearance to the study compound).

Together, phases IIb and III typically take from three to five years to complete. Thereafter, an application containing all data for the proposed drug is sent to regulatory authorities for approval, which may take an additional six months to two years or longer. There are two types of further clinical trials: one called phase IIIb, where new indications are sought; and one called phase IV trials, which are generally carried out after product launch to continue to monitor the efficacy and safety of a new drug.

A rich, innovative and balanced R&D portfolio

The table below shows the composition of the sanofi-aventis R&D portfolio as of the first quarter of 2005:

	Preclinical	Phase I	Phase IIa	Phase IIb	Phase III	Launched / LCM
Cardio- vascular	AVE0657 AVE1231 AVE3085 AVE4454 AVE4890	HMR1069 AVE9488 SL 65.0472	AVE0118 HMR1766 AVE7688	XRP0038 SSR 149744	dronedarone	Tritace® Aprovel®

Thrombosis	AVE3247 AVE6324 SSR 128428 SSR 128429	AVE5026 SSR 126517	SSR 182289	otamixaban SR 123781	idraparinux	Lovenox® Plavix®

Metabolic disorders	AVE0897 AVE2865 AVE5376 AVE9423 SSR 162369	AVE0847 AVE1625* AVE2268 AVE5530 AVE5688 AVE8134	AVE0010	SR 147778	Acomplia™ (rimonabant) Exubera®**	Amaryl® Lantus® Apidra®

Oncology	AVE1642 CEP11981/SSR106462 AVE9633 SSR 97225 SSR 128129 SSR 244738 SSR 250411	AVE0005 AVE8062 SSR 125329 CEP7055	XRP6258 uvidem	SR31747 meclinertant	XRP9881 tirapazamine xaliproden*	Eloxatine® Fasturtec® Taxotere®

Central Nervous System	AVE1876 AVE8112 AVE8488 SSR 101010 SSR 103800 SSR 125543 SSR 126374 SSR 180711 SSR 241586 SSR 411298 SSR 504734	AVE1625* AVE9897* SSR 149415	HP184	M100907 SR 57667 SSR 591813 SL 65.0155* eplivanserin osanetant	teriflunomide SR 58611 xaliproden zolpidem CR** saredutant	Rilutek® Depakine® Stilnox®

Internal Medicine	AVE0675 AVE0950 AVE1330 AVE1701 AVE4221 AVE8680 AVE8923 SSR 126768 SSR 161421	XRP2868 AVE5883 AVE9897* AVE9940 ferroquine SSR 150106 SSR 180575 SSR 240600 SSR 240612	HOE140 SL 65.0155* pleconaril	SR 140333 ciclesonide/ formoterol	Alvesco® SR 121463 Flisint®** (fumagillin)	Arava® Allegra® Ketek® Actonel® Xatral®

*	Compounds all appearing in more than one therapeutic area
**	NDAs have been submitted for these products

Sanofi-aventis Pharmaceutical Scientific and Medical Affairs are undertaking the development of 108 compounds, in six therapeutic areas. We believe this is one of the strongest and more promising R&D portfolios in the pharmaceutical industry, particularly strong in the CNS therapeutic area, where the needs for better drugs to treat neurodegenerative diseases, dementia and psychosis are still considerable, and the oncology therapeutic area. The oncology portfolio of the new Group, with a total of 18 compounds in development, gives us the potential to benefit from synergies from the merger and to obtain even more success in this difficult area, as with Eloxatine® and Taxotere®. The portfolio is well balanced throughout all our therapeutic areas.

With 68 compounds in early development (preclinical and phase I), and 40 in late development (phase II and III), our pharmaceutical portfolio is also well balanced in terms of phase distribution, with a considerable reservoir of innovative compounds in the early phases and 29 programs in phase IIb and III. In 2005, several submissions are planned, with 2 major ones: rimonabant and dronedarone (see “– Project Highlights” below).

In addition to the 108 compounds undergoing development, sanofi-aventis Scientific and Medical Affairs are also deeply involved in the strengthening of labelling (e.g., registration of new indications, and new formulations) of our already marketed products. In this respect, large clinical life-cycle management programs (LCM) have been launched and are managed by S&MA to further support the growth of drugs like Plavix®, Lovenox® and Taxotere® (see details under “— Principal Products”). As shown in the tables above, 18 LCM projects may be added to the 108 development projects to understand the extent of our R&D efforts.

Sanofi-aventis Scientific and Medical Affairs achievements in 2004

The dynamics of the sanofi-aventis portfolio is also illustrated through the R&D achievements and projects highlights in 2004.

In 2004, 10 new compounds entered preclinical development (see Discovery above).

In 2004, 10 compounds entered phase I, phase IIa studies have started for 5 NCEs, 13 phase IIb programs (including two in Japan) have started for 12 molecules and 4 phase III programs have been initiated in various indications like breast cancer (XRP9881, new taxane), multiple sclerosis (teriflunomide), major depressive disorders (saredutant) and hyponatremia (SR121463).

In terms of regulatory submissions and approvals, 2004 has also been a fruitful year for sanofi-aventis. 34 files have been submitted in the United States, Europe or Japan for NDAs, defined as the first indication submitted for a new chemical entity, and sNDAs, defined as complementary indications or line extensions for products already on one of the major markets (EU, United States, Japan) See “— Regulation” below.

Two major NDAs have been submitted in the United States and Europe for Exubera® (inhaled insulin) and for Ambien® CR/Stilnox® CR/Stilnoxium™, the controlled release formulation of zolpidem (submitted in the United States, France and Switzerland; the mutual recognition process should be initiated in Europe in 2005). One NDA has been submitted in France for Flisint® (fumagillin), a very potent treatment for a very rare disease (microsporidiosis in severely immuno-suppressed patients), which exemplifies that sanofi-aventis is dedicated to the development of effective drugs for unmet medical needs, even for small populations. Flisint® has been granted an orphan drug status in Europe. In Japan, two NDAs have been submitted, for Plavix® (stroke) and for Allegra® (pediatric indication).

27 sNDAs have been submitted in 2004 for major products like Apidra® (metabolic disorders), Ketek®, Lantus®, Taxotere® or Eloxatine®: 14 in the United States, 11 in Europe and two in Japan. Details are given below under “ – Project Highlights”.

In 2004, Apidra® (insulin glulisine) has been approved for the treatment of diabetes in the United States and Europe, and Ketek® was registered in the United States for the treatment of bacterial infections.

21 sNDAs were granted in 2004 or during the first week of 2005 to major products like Taxotere®, Eloxatine®, Allegra® or Lantus®: 8 in the United States, 11 in Europe and 2 in Japan. Details are given below under “ – Project Highlights”.

Project highlights

LCM development programs for our marketed products are described above in the “–Products–Pharmaceutical Activity”.

Cardiovascular and Thrombosis

Certain of our principal compounds in the fields of Cardiovascular and Thrombosis currently in phase IIIb, phase III or phase IIb clinical trials are described below.

•	Dronedarone (SR33589, atrial fibrillation; phase III). The current reference anti-arrhythmic is still amiodarone, which we have marketed since the late 1960s under the brand name Cordarone®. With dronedarone, a potential successor to Cordarone®, our goal is to develop a new treatment that is at least as effective as amiodarone, but with improved tolerance. The first indication being developed for dronedarone is the prevention of recurrences of atrial fibrillation, the most common cardiac rhythm disorder. The usual treatment for acute atrial fibrillation is an external electric shock to the heart, which is then generally followed by a medicinal anti-arrhythmic agent to avoid recurrences, which are extremely common. The EURIDIS (Europe) and ADONIS (North and South America, Australia and South Africa) phase III trials, involving 1,245 patients with atrial fibrillation have confirmed the good efficacy and safety of dronedarone as an anti-arrhythmic drug, particularly with the absence of any pro-arrhythmic effect. Based on these data, a submission file is currently being prepared and is planned to be discussed with health authorities.

•	Idraparinux sodium (SR34006, thromboembolic events; phase III). Idraparinux sodium is an injectable synthetic pentasaccharide, selectively inhibiting coagulation factor Xa. Idraparinux sodium has a demonstrated potency and long duration of action that may permit a therapeutic regimen consisting of only one injection per week in humans. Two phase III programs, VAN GOGH and AMADEUS, both of which started in 2003, are ongoing. The VAN GOGH program is studying idraparinux sodium in the long-term treatment of thromboembolic events in patients suffering from deep-vein thrombosis or pulmonary embolism. The AMADEUS program is studying idraparinux sodium in the prevention of thromboembolic events associated with atrial fibrillation.

•	SSR149744C (atrial fibrillation; phase IIb). Besides the improved tolerability as compared to amiodarone, SSR149744C is expected to be active with a once-a-day dosing. The targeted indication for SSR149744C is atrial fibrillation. SSR149744C entered phase IIb in December 2004.

•	SR123781 (thromboembolic events; phase IIb). SR123781 is an injectable synthetic oligosaccharide, inhibiting both coagulation factors Xa and IIa. It is a potent antithrombotic drug with a shorter duration of action than idraparinux and it is currently being studied in Phase IIb in patients with arterial thrombosis.

•	Otamixaban (XRP0673, thromboembolic events; phase IIb). Otamixaban is an injectable non-saccharidic synthetic direct inhibitor of coagulation factor Xa. It exhibits a fast on- and offset of action and represents a promising approach for the initial treatment of ACS.

Metabolic Disorders

Our main compounds currently in late-stage development for metabolic disorders are described below.

•	Acomplia™ (rimonabant, SR141716, metabolic syndrome and weight management, smoking cessation; phase III). Rimonabant is the first in a new class of therapeutics called selective CB-1 receptor blockers. CB-1 receptors were found first in the brain and identified now in several human tissues, including adipocytes. They are part of the endocannabinoid system, which is critically involved in the regulation of body mass and body weight, lipid metabolism and insulin resistance.

Rimonabant is completing a phase III program in obesity, metabolic syndrome and related disorders like type 2 diabetes and dyslipidemia (the RIO program: rimonabant in obesity). This phase III program started in 2001 and is composed of 4 large studies in more than 6,600 overweight patients with co-morbidities and obese patients including severely obese patients (BMI over 40). These studies evaluated doses of 5 mg and 20 mg of rimonabant. Results are available from the following completed studies: RIO Lipids in patients with previously untreated dyslipidemia treated with rimonabant or placebo for one year; RIO North America in overweight patients with co-morbidities or obese patients including severely obese patients treated for one year in this study, patients receiving the active treatment were re-randomized for a second year to rimonabant or placebo; and RIO Europe in overweight patients with co-morbidities or obese patients including severely obese patients treated for two years continuously.

Results from the first three studies at one year demonstrated a significant, robust and consistent weight loss (6.3 to 6.9 kg at 20 mg versus 1.5 to 1.8 kg for placebo) and decrease of waist circumference, a marker of visceral fat (6.1 to 7.1 cm at 20 mg versus 2.4 to 2.5 cm in placebo), throughout all the studies. 48% to 58% of patients lost 5% of their weight with 20 mg versus 20% in the placebo group. 25% to 32% of patients on 20 mg lost 10% of their weight versus 7.2% to 8.5% in the placebo groups.

Many obese and overweight persons seen in clinical practice are readily recognized as having multiple cardiovascular risk factors. These individuals are considered to suffer from metabolic syndrome, a condition associated with a core metabolic disorder close to insulin resistance. Patients with metabolic syndrome are at increased risk of coronary heart disease, other diseases related to plaque buildups in artery walls (e.g., stroke and peripheral vascular disease) and type 2 diabetes. The NCEP ATPIII panel identified six components of this condition: abdominal obesity, atherogenic dyslipidemia, raised blood pressure, insulin resistance with or without glucose intolerance, pro-inflammatory state and pro-thrombotic state. The panel recommended the use of the following clinical criteria for the diagnosis of metabolic syndrome: waist circumference over 88 cm in women and 102 cm in men, TG higher than or equal to 150 mg/dl, HDL less than 50 mg/dl in women and 40 mg/dl in men, blood pressure higher than 130/85 mmHg and fasting glucose more than 110 mg/dl. A patient meeting three out of five of these criteria is considered to suffer from metabolic syndrome. In the RIO program 40% to 80% of the patients, depending on the study, presented with metabolic syndrome at baseline. In addition to the consistent and robust data summarized above, rimonabant, compared to placebo, statistically decreased the number of patients meeting the criteria of metabolic syndrome at the end of one year of treatment, significantly improved insulin sensitivity, increased HDL (good cholesterol) and decreased triglyceride levels while being well tolerated.

Results at two years from RIO North America demonstrated statistically significant weight loss and decrease of waist circumference while providing improvement of metabolic parameters over the second year compared to patients switching treatment to placebo at the end of the first year. The results at two years from RIO Europe, presented at the American College of Cardiology in March 2005 have further confirmed the efficacy and safety of rimonabant in the long term together with an improvement in cardiovascular risk factors demonstrated over the second year.

The key results of those important studies were presented at major international conferences throughout the year 2004, such as the American College of Cardiology in March 2004 (STRATUS US and RIO Lipids), the European Congress of Cardiology in August 2004 (Rio Europe one year data), and the meeting of the American Heart Association, November 2004 (RIO North America one and two years data).

A fourth study, RIO Diabetes, was completed in 2004. This study included patients with type 2 diabetes mellitus, including overweight patients with co-morbidities or obese patients (including severe obesity), treated for one year. These data will complete the profile of rimonabant in type 2 diabetics. Results from RIO Diabetes will be available in the first half of 2005.

Rimonabant is also being evaluated in smoking cessation in a separate phase III program. The endocannabinoid system is also involved in the sensitivity to positive re-enforcers such as nicotine. Thus CB-1 receptor blockers such as rimonabant may help patients to quit smoking. The medical importance of helping patients to quit smoking is evidenced by the fact that smoking is the second most frequent cause of death and the fourth common risk factor for diseases worldwide. It has been identified as the major preventable risk factor for cardiovascular disease, cancer, chronic obstructive pulmonary disease (COPD) as well as type 2 diabetes mellitus. According to the World Health Organization, approximately 1.3 billion people currently smoke worldwide, and cigarette smoking is considered to be responsible for an estimated 5 millions premature deaths each year. While 70% of smokers indicate that they would like to abandon cigarette smoking, only 30% will actually try to quit, and only 3% of attempts will be successful. Moreover smoking cessation is associated with significant weight gain which is a major reason for not trying to quit cigarette smoking. Rimonabant is completing a phase III program in smoking cessation and maintenance (the STRATUS program: Studies with Rimonabant And Tobacco Use). This phase III program started in 2002 and is composed of the following three large studies including more than 5,500 patients: STRATUS US, STRATUS EU and STRATUS WW. In the two short term studies STRATUS US (United States) and STRATUS EU (Europe), patients were treated for 10 weeks and were allowed to smoke at study entry but were given a target quit date at day 15. Efficacy was measured as abstinence from tobacco during the last four weeks of the 10 weeks treatment. Results of STRATUS US are available and showed that rimonabant doubled the odds of quitting cigarette smoking versus placebo while maintaining a well tolerated profile. Moreover, patients on placebo gained more than 2 pounds (1.1kg) while patients treated with the drug lost around just over half a pound (0.3kg). The third long-term study STRATUS WW (worldwide) evaluated the maintenance of abstinence at one year. In this study patients who were abstinent after 10 weeks of treatment with the drug were re-randomised on rimonabant or placebo for one year. Finally, in STRATUS-WW study, rimonabant administered at the dose of 20mg/day was significantly more effective than placebo in the maintenance of abstinence up to one year after smoking cessation, with a good safety profile.

Simultaneous regulatory submission in the United States and Europe for all the indications of rimonabant is planned for first half of 2005 and launch is planned for 2006.

In addition, to the phase III program, a large phase IIIb program has been designed and initiated for rimonabant in 2004. Finally, rimonabant entered phase IIb in Japan.

•	Exubera® (HMR4006, insulin-dependant diabetes mellitus; submitted) a rapid-acting inhaled insulin that is being co-developed with Pfizer, has been submitted for regulatory approval in Europe and in the United States.

Oncology

The sanofi-aventis oncology portfolio represents a broad spectrum of novel agents with a variety of mechanisms of action for treating cancer and/or cancer side-effects, including cytotoxic agents, anti-mitotic agents, bioreductive agents, receptor antagonists, anti-angiogenic agents, anti-vascular agents, cancer vaccines as well as supportive care therapies. Our principal compounds in the field of oncology currently in clinical trials are described below.

•	Tirapazamine (SR 259075, head and neck cancer; phase III). Tirapazamine is an anti-cancer agent activated under hypoxic conditions to promote the destruction of resistant hypoxic cells. This innovative mechanism of action is likely to diminish the rate of relapse in tumors associated with hypoxia (i.e. head and neck cancer). Phase III trials on tirapazamine in combination with cisplatin and radiation in head and neck cancer are ongoing. Exploratory Phase I and II studies in other tumors associated with hypoxia are also ongoing.

•	Meclinertant (SR 48692, small cell lung cancer; phase IIb). Meclinertant is a specific neurotensin receptor antagonist that arrests the growth of tumors (as small cell lung cancer) which are dependent on neurotensin. Currently, meclinertant is being studied in patients with small cell lung cancer as maintenance therapy following standard treatment with cisplatin / etoposide. Additional clinical studies are planned for 2005.

•	Xaliproden (chemotherapy induced neuropathy; phase III). Xaliproden is an orally active neurotrophic agent which is currently being studied in phase III trials for the treatment of chemotherapy-induced neuropathy.

•	XRP9881 (metastatic breast cancer failing taxane therapy; phase III). XRP9881 is a new taxane derivative that has been designed to overcome resistance to existing taxanes, docetaxel and paclitaxel. In phase II, XRP9881 has proved to be active on metastatic breast tumors progressing after taxane therapy. XRP9881 has also been shown to cross the blood-brain barrier, and therefore could potentially be active on brain metastasis.

•	Genasense® (oblimersen sodium). Based on the rejection by the FDA of the application for Genasense® in advanced melanoma and on unconvincing results in chronic lymphatic leukemia, we decided to terminate our agreement with Genta for the development of Genasense® in November 2004.

Central Nervous System

Certain of our principal compounds in the Central Nervous System field currently in phase II or III clinical trials are described below.

•	SR58611 (depression; phase III). SR 58611 is a beta-3 adrenergic receptor agonist. This substance stimulates neuronal activity in a specific region of the prefrontal cortex and could give rise to a new class of anti-depressants. In a phase II trial in patients suffering from severe depression with melancholic features, SR 58611 was observed to be superior to fluoxetine, a reference treatment, and was well tolerated. The phase III program is ongoing.

•	Saredutant (SR 48968, depression; phase III). Saredutant is an NK2 receptor antagonist developed for the treatment of Major Depressive Disorders. The phase III program started end of 2004.

•	Teriflunomide (HMR 1726, multiple sclerosis; phase III). Teriflunomide is a dihydroorotate dehydrogenase inhibitor. We completed a phase II study in 2003 that showed efficacy and tolerability of teriflunomide in patients with relapsing forms of multiple sclerosis. We initiated an international phase III development program in 2004.

•	Xaliproden (SR 57746, Alzheimer’s disease, neuropathy; phase III -multiple sclerosis; phase II). Xaliproden is a non-peptide compound that activates the synthesis of endogenous neurotrophins. Two phase III studies in Alzheimer’s disease are ongoing. Xaliproden is also studied in the oncology area (see above).

•	SL 65.0155 (Alzheimer’s disease; phase IIb – urinary urge incontinence; phase IIa). SL 65.0155 is a partial serotonin receptor agonist that has both neuroprotective and memory improving properties. A Phase IIb study in Alzheimer’s disease is ongoing with results expected in 2005. A Phase IIa study in urinary urge incontinence was initiated in 2004.

•	Osanetant (SR142801, schizophrenia; phase IIb). We designed an original study protocol, METATRIAL, to evaluate the therapeutic activity of four compounds possessing novel mechanisms of action in patients with schizophrenia. Osanetant, an NK3 receptor antagonist, showed an activity and a profile close to those of haloperidol, the reference treatment, combined with very good tolerability. Phase IIb is ongoing.

•	SSR 591813 (smoking cessation; phase IIb). This nicotinic partial agonist is being developed for smoking cessation. We started a Phase IIb program in 2004, with patient inclusion now completed.

•	SR 57667 (Alzheimer’s disease, Parkinson’s disease; phase IIb). SR 57667B, like xaliproden, is a non-peptide compound that activates the synthesis of endogenous neurotrophins. One Phase II study is ongoing in Alzheimer’s disease. Two phase II studies are ongoing in Parkinson’s disease.

•	Eplivanserin (SR46349, 5HT2A antagonist; phase IIb). This 5HT2A antagonist is being developed for the treatment of “sleep disorders” (sleep maintenance). A phase II trial in patients with chronic insomnia has been completed. A Phase II study in fibromyalgic patients is ongoing.

•	M100907 (5HT2A antagonist; phase IIb). This 5HT2A antagonist is being developed for the treatment of “sleep disorders” (sleep maintenance). A phase IIb program was initiated in 2004.

•	HP 184 (spinal cord injury; phase IIa). HP 184 is a potassium channel and use-dependent sodium channel blocker. We completed a Phase II study in 2004 that showed improvement in ASIA Total Motor Score (a measure of sensory and motor function impairment) and confirmed tolerability in patients with spinal cord injury. We initiated a second phase II study in 2004 with the goal to enroll 240 patients globally.

Internal Medicine

Certain of our principal compounds in the field of Internal Medicine currently in clinical trials are described below.

•	Flisint® (fumagillin, SR90144, antibiotic with antiparasitic properties; submitted). An application was submitted in France on December 13th, 2004 for the treatment of intestinal microsporidiosis due to Enterocytozoon bieneusi in severely immuno-compromised (HIV-infected) patients. Intestinal microsporidia is a rare and debilitating disease that may, in some cases, be life-threatening.

•	Alvesco® (ciclesonide, XRP 1526 asthma; submitted). The U.S. FDA issued an approvable letter for Alvesco® metered dose inhaler in October 2004. With our partner ALTANA, we are addressing questions raised by the FDA to ensure the earliest possible approval.

•	XRP 1526/AVE 2635 (ciclesonide/formoterol, asthma; phase IIb). In addition to Alvesco®, we are also developing a dry-powder inhaler combination of ciclesonide and formoterol. The first patient was enrolled in a phase IIb clinical study conducted by our partner ALTANA in November 2004.

•	SR 121463 (Vasopressin V2 receptor antagonist; phase III) is a pure aquaretic compound developed for the treatment of dilutional hyponatremia. Based on the favorable results of the phase IIb study in patients with syndrome of inappropriate antidiuretic hormone secretion (SIADH), a phase III study in SIADH started in the second quarter of 2004. In addition, a large phase IIb program has been initiated in cirrhotic patients in March 2004.

•	Ferroquine (SSR97193, acute uncomplicated malaria; phase I). Ferroquine is a novel 4-aminoquinoline analogue highly active against both chloroquine sensitive and resistant Plasmodium falciparum strains, developed as part of the “Impact Malaria” program for the treatment of acute uncomplicated malaria. This compound entered phase I in September 2004. Malaria is a disease caused by the parasite Plasmodium transmitted to humans by the bite of the Anopheles mosquito. Malaria mainly affects the populations of sub-Saharan Africa and, to a lesser extent, Southeast Asia and Latin America. Worldwide there are an estimated 300 million cases of infection per year, and an estimated one to three million deaths per year. Ninety percent of these cases are in Africa and the vast majority are children. Besides the major health problems caused by malaria, the economic impact of the disease is substantial as well, with Africa losing an estimated 1.3% of its growth, or US$ 12 billion, annually (according to World Health Organization’s data).

Collaborative agreements

To support our discovery and development efforts and provide access to new technologies, additional know-how and valuable intellectual property, we have initiated, implemented, continued and modified a substantial number of alliances, partnerships and collaborations with biotechnology, biopharmaceutical and pharmaceutical companies, both at the discovery and development stages.

At the discovery stage:

A partnership initiated in 1999, with Genfit (Lille, France) allows studies of novel biological targets in the general area of atherosclerosis and within an exclusive alliance in the PPAR ligands in the fields of type 2 diabetes, metabolic syndrome, multiple sclerosis and inflammation.

An alliance was formed in 2000 with Millennium (Cambridge, Massachusetts, U.S.) to bolster our inflammation portfolio by validating novel biological targets and rapidly progressing high-value compounds into the development stage.

A partnership, started in 1997, with Cerep (Rueil-Malmaison, France) aims at extending our general chemical library and screening the new exclusive synthesized libraries on novel biological targets.

A few global licenses have been acquired from GeneLogic (Gaithesburg, Maryland, U.S.) to enable the implementation of toxicogenomic technologies and to access expression profiling databases.

A collaboration with Astex (Cambridge, UK) has been put in place to measure the binding properties of proprietary compounds with apo P-450 enzymes in order to select the best potential drug candidates.

An agreement with Amphora (Durham, North Carolina, U.S.) was initiated in 2004 in order to profile and screen dedicated libraries using microfluid-based compound profiling.

An alliance started in 2003 with Immunogen (Cambridge, Massachusetts, U.S.) aims at identifying and developing naked antibodies or immunoconjugates (monoclonal antibodies coupled to an anticancer compound) in the area of oncology, and also covers a technology transfer and a license agreement on three identified products.

A global license and research collaboration has been set with Coley (Wellesley, Massachusetts, U.S.) in the area of CpG oligonucleotides acting as immunomodulators, to address diseases in the area of asthma, allergic rhinitis, and chronic obstructive pulmonary diseases.

A long-standing research collaboration with Mitsubishi Pharmaceutical Corp (Tokyo, Japan) to identify and develop novel agents in the area of neurodegenerative diseases is being extended.

Within the “Impact Malaria” program, three research alliances have been established. Ferroquine, co-developed with the Université Scientifique et Technique (Lille, France), is currently in Phase I.

At the development stage:

An alliance is in place with Cephalon (Westchester, Pennsylvania, U.S.) to discover and develop innovative small molecules acting on VEGF-R tyrosine kinase pathways in the area of angiogenesis. CEP7055 is the current lead compound and is in Phase I.

We have an alliance with Regeneron Pharmaceuticals Inc. (Tarrytown, New York, U.S.) on a recombinant fusion protein, VEGF Trap, which acts as a soluble decoy receptor and “traps” VEGF, thereby inhibiting the interaction with its receptor. Clinical phase I studies are ongoing.

A partnership initiated in 2001 with Immuno-Design Molecule (IDM) (Paris, France) aims at developing autologous cell vaccines, exploiting a cellular therapy technology based on techniques including monocyte maturation using IL 13 for the treatment of various cancers. Uvidem the leading compound of this alliance is developed in the treatment of melanoma and is currently in phase II.

We also have three alliances regarding compounds in late stage development:

•	We signed an agreement in 2001 with ALTANA AG (Bad Homburg, Germany) to jointly develop and market Alvesco® in the United States.

•	We are developing Exubera® for patients with type 1 and type 2 diabetes through a collaboration with Pfizer Inc. (New York, New York, U.S.). Pfizer and us have entered into a global agreement to co-develop, co-promote (where permitted by local law) and co-manufacture inhaled insulin. Pfizer is also in collaboration with Nektar Therapeutics, developers of the inhalation device and formulation. This collaborative agreement is currently the subject of a legal dispute with Pfizer. (See Note D.20.1(b) to our consolidated financial statements included in this annual report at Item 18).

•	Actonel® is being developed with our alliance partner Procter & Gamble Pharmaceuticals (Cincinnati, Ohio, U.S.). More details on this alliance are provided below under “Markets — Alliances”.

Vaccines Research and Development

Sanofi pasteur Research and Development is a global force of 1,200 people working across 3 sites. Our human vaccines R&D remains focused on the development of new preventive vaccines, one particular area of research covers novel therapeutic vaccines targeting diseases such as HIV and cancer.

Key research areas

Dengue - We are undertaking multiple approaches to develop a vaccine covering the four viral serotypes of Dengue fever in order to prevent this disease and its severe complications (hemorrhagic fever), which are prevalent in Asia, Africa and Latin America. This project, currently in phase I, will target people living in affected areas as well as travelers to these regions.

Meningitis (meningococcal) - We are expanding the indications for Menactra®, a unique conjugate vaccine against the four most prevalent serogroups of Neisseria meningitidis. For infants, we are investigating new conjugate vaccine formulations.

Pneumococcal disease - We are undertaking several approaches to develop vaccines to protect elderly adults and also infants against pneumococcal disease.

Influenza - We are looking to new technologies including new delivery modes and new manufacturing processes.

SARS - We have fulfilled our commitment to the U.S. National Institutes of Health (NIH) by delivering Phase I clinical batches according to their specifications and aggressive timelines.

HIV – Sanofi pasteur has been a pioneer in HIV vaccine research due to its long-standing research program as well as partnerships with leading government agencies and pharmaceutical companies. Sanofi pasteur is exploring both prophylactic and therapeutic approaches to developing vaccines to combat HIV.

Cancer - A development program is focusing on colorectal and melanoma cancers, seeking to specifically activate the immune system to destroy cancer cells. Phase I clinical studies using the proprietary ALVAC technology in patients with melanoma and colorectal cancer showed a favorable safety profile.

Sanofi pasteur R&D Pipeline

Key vaccines programs in late-stage clinical development are:

Menactra® - the first quadrivalent conjugate vaccine for the prevention of meningococcal meningitis (four serogroups), was submitted for U.S. regulatory approval for use in children age 11 and older as well as adults in December 2003. Unanimous positive votes were given by the Vaccines and Related Biological Products Advisory Committee (VRBPAC) experts to all questions raised by the Center for Biologics Evaluation and Research. Menactra® has been approved by the FDA on January 14, 2005. A file will be submitted in Europe and Canada in the beginning of 2005.

Adacel™ - a trivalent vaccine protecting adolescents and adults against pertussis, diphtheria and tetanus. Marketed in Canada and Germany, Adacel® was submitted for U.S. regulatory approval in August 2004. The VRBPAC meeting of March 18, 2005, voted unanimously to recommend licensure of Adacel™.

Pentacel™ - a vaccine protecting against five diseases (diphtheria, tetanus, polio, whooping cough and Hib meningitis) for the U.S. market will be filed in 2005.

Our early-stage pipeline (phase I/II) includes the following key projects:

DTP-Polio-Hib	Novel combination vaccines
Dengue vaccine	Mild to severe dengue fever
Next-generation influenza vaccine	Influenza
CMV vaccine	Prevention of congenital infections, extended indications
ALVAC-HIV vaccine	Antiretroviral therapy interruption in HIV-positive patients

Production and Raw Materials

Our principal manufacturing processes consist of three stages: the manufacture of active ingredients, the incorporation of those ingredients into products designed for use by the consumer and packaging. At each of these three stages, we need to purchase a variety of raw materials. When possible, we have a policy of maintaining multiple sources of supply for these materials. In a few cases some raw materials may be in short supply. Nonetheless, we have not experienced any difficulty in obtaining a sufficient supply of raw materials in recent years and believe that we will be able to obtain supplies in sufficient quantities in the future. We are not exposed to any material risk related to the volatility of the prices of raw materials that we outsource.

Regarding the active ingredients that we use in our products, we generally develop and manufacture them ourselves. We have a general policy of producing the active ingredients for our principal products at our own plants rather than outsourcing production. Even though we must outsource certain production elements, we are committed to this general principle, which reduces our dependency on key suppliers.

The production of the active ingredients used in Stilnox®, Kerlone®, Xatral®, Solian® and Tildiem® is outsourced to Dynamit Nobel, a company to which we sold the related facilities in 2001. Under our current outsourcing agreement, we are required to purchase 50% of our manufacturing requirements of the ingredients for Stilnox®, Xatral® and Solian® and all of our manufacturing requirements of the ingredients for Kerlone® and Tildiem® from these facilities through December 31, 2007.

Among our other key products, we also depend on third parties in connection with the manufacture of Eloxatine®. Under the terms of our license agreement, we purchase the active ingredient from Debiopharm, and the production of the finished product is outsourced to two manufacturers. We have scheduled to transfer the manufacture of the liquid form of Eloxatine® to our facility in Dagenham (UK).

In addition, we work with external manufacturers mainly for several small products. These subcontractors are required to follow our guidelines in terms of quality, logistics, and other criteria. Our main subcontractors are Patheon, Famar, LCO, Haupt and Sofarimex.

Under our partnership with BMS, a multi-sourcing organization is in place for Plavix® and Aprovel®. For both products, pharmaceutical production is performed partly in sanofi-aventis plants such as Ambarès and partly in BMS plants. For the active ingredient production, a double-sourcing approach has been put in place for Aprovel® involving sanofi-aventis, BMS and sub-contractors’ plants.

In mid-2004, we sold the chemical manufacturing plant of Villeneuve-la-Garenne to PCAS. As a consequence we now outsource a part of the chemical activity linked with Lovenox® to PCAS (early stages of chemical synthesis), pursuant to a six-year outsourcing agreement.

In connection with the acquisition of Aventis, we divested our interests in Arixtra® and Fraxiparine®. Our facility at Notre-Dame de Bondeville, which produces those two products, was sold to GlaxoSmithKline on September 1, 2004.

Each stage of the manufacturing process is carried out under carefully controlled conditions and is regulated by applicable legislation and regulatory authorities, including for facilities that produce products marketed in the United States, the FDA. Wherever possible, we seek to have at least three plants approved for the production of key active ingredients and finished products.

Our main European production facilities are located in France, Germany, Italy, Spain, the United Kingdom and Hungary. In North America, we run two facilities in the United States (Kansas City and Saint Louis) and one in Canada (Laval). We have one plant in Japan (Kawagoe) and additional facilities located in many other countries around the world including in Northern Africa, Eastern Europe, Asia and Latin America.

All of our facilities are Good Manufacturing Practice (“GMP”) compliant in accordance with international guidelines. Our main facilities are additionally FDA approved, including facilities in Ambarès, Tours, Le Trait, Maisons-Alfort and Compiègne in France, Dagenham and Holmes Chapel in the United Kingdom, Frankfurt in Germany, Manati in Puerto Rico, Saint Louis and Kansas City in the United States and Laval in Canada.

To carry out the production of human vaccines, sanofi pasteur has a large industrial operations network with sites located in North America and Europe as well as in emerging markets such as China, Thailand and Argentina.

A more detailed list of our manufacturing sites is set forth below under “—Property, Plant and Equipment”.

Markets

Marketing and Distribution

The combination of Sanofi-Synthélabo and Aventis into sanofi-aventis has reinforced the Group’s international base and its marketing strength in a number of key markets.

We have a commercial presence in approximately 100 countries, and our products are available in more than 170. Our top five markets are respectively the United States, France, Germany, Italy and Japan. A breakdown of our sales by geographic market is presented in “Item 5. Operating and Financial Review and Prospects – Results of Operations – year ended December 31, 2004 compared with year ended December 31, 2003.” Accounting for over 45% of global prescription drug sales, the United States is the world’s largest pharmaceutical market and our single largest national market. In 2004, we generated 34.5% of our pro forma net sales in the United States. In Europe, our leading markets are France, Germany, Italy, Spain and the United Kingdom. Japan, the world’s second-largest national pharmaceutical market, accounted for 4.5% of our pro forma net sales in 2004.

Although specific distribution patterns vary by country, we sell prescription drugs primarily to wholesale drug distributors, independent and chain retail drug outlets, hospitals, clinics, managed care organizations and government institutions. These drugs are ordinarily dispensed to the patients by pharmacies upon presentation of a doctor’s prescription.

We have a global sales force of 33,000 representatives, including approximately 12,000 in Europe, 8,000 in the United States, 1,500 in Japan and 1,000 in China. The precise composition by therapeutic area fluctuates according to business needs and in line with each country’s key products. In our major markets, we deploy dedicated sales forces specialized in areas such as oncology, metabolism and cardiovascular diseases.

Our 33,000 medical sales representatives, who work closely with health care professionals, use their expertise to promote and provide information on our drugs. These representatives embody the Group’s values on a day-to-day basis and are required to adhere to a code of ethics. In order to maintain a sound relationship with all of our partners, we invest significantly in employee training. This commitment extends to promoting and providing information not only on the latest therapeutic advances but also on all our traditional products, which provide the foundation for satisfying major therapeutic needs. The quality of our sales force teams is recognized by our customers, as highlighted in the U.S. by the Health Strategies Spring 2004 SFE monitor survey. In this survey, both legacy companies ranked in leading positions: one in its ability to access customers and describe on products, and the other in effective approach of calls, by delivering rich content to our customers.

Beyond direct promotion by our sales forces, and as most pharmaceutical companies do, we also market and promote our products to physicians through a variety of advertising, public relations and promotional tools. We regularly advertise in medical journals and exhibit at major medical congresses. In some countries, some of our products are also marketed directly to consumers by way of television, radio, newspapers and magazines. Not all products are marketed through all media channels. National advertising campaigns are used to enhance awareness of conditions such as deep vein thrombosis, osteoporosis, uncontrolled diabetes and influenza in markets such as Germany, France and the U.S. Some major campaigns took place in 2004, such as a direct-to-consumer campaign on Allegra® in the U.S. and a global awareness campaign on the importance of the HbA1c test (a measure of long-term blood sugar level) for diabetic patients.

Although we market most of our products with our own sales forces, we have entered into and continue to form partnerships to co-promote/co-market certain products in specific geographic areas. Major arrangements currently include an agreement with Bristol-Myers Squibb for the cardiovascular drugs Aprovel® and Plavix®, Procter & Gamble Pharmaceuticals for the osteoporosis drug Actonel® and Teva Pharmaceuticals for the multiple sclerosis drug Copaxone®. More details on these alliances are provided below in under “—Alliances”.

Our human vaccines are sold and distributed through multiple channels including physicians, pharmacies and distributors in the private sector, and governmental entities and Non-Governmental Organizations (NGOs) in the public and international donor markets, respectively.

Alliances

In 2004, we had three major alliances through which 4 of our top 15 products were marketed. The first, with Bristol-Myers Squibb, or BMS, governs the development and marketing of Plavix® and Aprovel®. The second, with Procter & Gamble Pharmaceuticals, or P&G, governs the development and commercialization of Actonel®. The third is a marketing agreement with Teva regarding Copaxone®.

The financial impact of our principal alliances on our financial condition or results of operations is significant and is described in detail under “Item 5. Operating and Financial Review and Prospects – Overview – Financial Presentation of Alliances”.

Bristol-Myers Squibb

We market Aprovel® and Plavix® through a series of alliances with BMS. The alliance agreements include marketing and financial arrangements that vary depending on the country in which the products are marketed.

There are three principal marketing arrangements that are used in the BMS alliance:

•	Co-marketing: Each company markets the products independently under its own brand names.

•	Exclusive Marketing: One company has the exclusive right to market the products.

•	Co-promotion: The products are marketed through the alliance arrangements (either by contractual arrangements or by separate entities) under a single brand name.

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

In the territory under our operational management, the marketing arrangements are as follows:

•	We use the co-promotion system for most of the countries of Western Europe for Aprovel® and Plavix® and for certain Asian countries for Plavix®.

•	We use the co-marketing system in Germany, Spain and Greece for both Aprovel® and Plavix®, and in Italy for Aprovel®.

•	We have the exclusive right to market Aprovel® and Plavix® in Eastern Europe, Africa and the Middle East, and we have the exclusive right to market Aprovel® in Asia (excluding Japan).

In the territory under BMS operational management, the marketing arrangements are as follows:

•	We use the co-promotion system in the United States and Canada, where the products are sold through the alliances under the operational management of BMS.

•	We use the co-marketing system in Brazil, Mexico, Argentina and Australia for Plavix® and Aprovel®, and in Colombia only for Plavix®.

•	We have the exclusive right to market the products in certain other countries of Latin America.

In countries where the products are marketed by BMS on a co-marketing basis, or through alliances under the operational management of BMS, we often sell the active ingredients for the products to BMS or such entities.

Procter & Gamble Pharmaceuticals

We in-license Actonel® from Procter & Gamble Pharmaceuticals. An alliance with P&G was concluded in April 1997 for the co-development and marketing of Actonel®. The 1997 agreements were amended in October 2004 following the acquisition of Aventis by sanofi-aventis.

The alliance agreement with P&G includes the development and marketing arrangements for Actonel® worldwide (except Japan). The ongoing R&D costs for the product are shared equally between the parties, while the marketing arrangements vary depending on the country in which the product is marketed.

Under the alliance arrangements with P&G, there are four principal territories with different marketing arrangements:

•	Co-promotion Territory: The product is jointly marketed through the alliance arrangements under the brand name Actonel® with sales booked by P&G. The co-promotion territory includes the United States, Canada, France, Germany, the Netherlands, Belgium and Luxemburg.

•	Secondary Co-promotion Territory: The product is jointly marketed through the alliance arrangements under the brand name Actonel® with sales booked by sanofi-aventis. The secondary co-promotion territory includes the UK and Ireland.

•	Co-marketing Territory: Each company markets the products independently under its own brand name. Italy is currently the only country in this territory; the product is sold in Italy under the brand name Actonel® by P&G and under the brand name Optinate® by sanofi-aventis.

•	Sanofi-aventis Only Territory: The product is marketed by sanofi-aventis independently under the brand name Actonel® or another agreed trademark in all other territories.

Pursuant to the 2004 amendment to the alliance agreement, P&G has elected to co-promote, beginning on May 1, 2005, Actonel® in the following countries: Sweden, Finland, Switzerland, Austria, Portugal and Australia. These countries will become part of the secondary co-promotion territory described above. P&G may also at a later date decide to co-promote the product in Denmark, Norway, Mexico, Greece and/or Brazil.

Teva

We in-license Copaxone® from Teva and market it through an alliance agreement with Teva, which was originally concluded in December 1995, and amended twice, in May 1997 and February 2001.

Under the alliance agreement with Teva, marketing and financial arrangements vary depending on the country in which the products are marketed.

Outside the United States and Canada, there are three principal marketing arrangements under the Teva alliance:

•	Exclusive Marketing: We have the exclusive right to market the product. This system is used in a number of European countries, South Korea, Australia, New Zealand, India, Taiwan, South Africa and China.

•	Co-promotion: The product is marketed through the alliance arrangements under a single brand name. We use the co-promotion system in Germany, the UK, France, the Netherlands, Austria, Belgium and the Czech Republic.

•	Semi-exclusive: Each company markets the product independently under its own brand name. We use this system in Italy.

In the United States and Canada, Copaxone® is sold and distributed by sanofi-aventis but marketed by Teva. Following the expiration of an agreement in March 2008, Teva will assume the Copaxone® business, including sales of the product, in the United States and Canada.

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

We compete with other pharmaceutical companies to develop new and innovative pharmaceutical products. We may develop new technologies and new patented products entirely internally, or we may enter into collaborative research and development arrangements in order to access additional new technologies. When we wish to have access to new technologies through outside research and development collaborative arrangements, we compete directly with large pharmaceutical companies.

Our prescription drugs compete in all our major markets primarily against other branded, patented drugs from large national and international pharmaceutical companies, e.g., Novartis in hypertension and oncology, Pfizer in antibiotics, oncology and allergy, AstraZeneca in cardiovascular and oncology, Bristol-Myers Squibb in oncology, Boehringer-Ingelheim in atherothrombosis and benign prostatic hyperplasia, Eli Lilly in osteoporosis, diabetes, and oncology, GlaxoSmithKline in oncology, allergy and thrombosis, Merck & Co. in hypertension, osteoporosis and benign prostatic hyperplasia, Abbott in benign prostatic hyperplasia, Novo Nordisk in diabetes and Roche in oncology. In the human vaccines business, we compete primarily against GlaxoSmithKline, Merck & Co, Wyeth and Chiron.

Note: The following market share and ranking information is based on sales data from IMS Health MIDAS and GERS (France), retail and hospital, for the year 2004, in constant euros. While we believe the IMS/GERS sales data we present below are generally useful comparative indicators for our industry, they may not precisely match the sales figures published by the companies that sell the products (including our company and other pharmaceutical companies). In addition, the rules used by IMS to attribute the sales of a product covered by an alliance or licence agreement do not always exactly match the rules of the agreement, and therefore an exact comparison of IMS sales and our pro forma net sales is not possible.

The IMS-consolidated sales perimeter presents sales as reported by IMS, except that German data has been adjusted to account for parallel trade (described below) because of its importance. The IMS-developed sales perimeter includes both our IMS-consolidated sales and 100% of the sales of the following products, whether attributed by IMS to sanofi-aventis or our alliance partners:

•	Plavix®, Avapro®/Avalide® and Copaxone® in the United States and Canada,

•	Kerlong®, Milrila®, Ganaton® Fujisawa, Meilax®, Miradol®, Barnetil® Schering, and Barnetil® Dainippon in Japan.

United States

In the U.S. prescription drug market, we rank ninth based on IMS-consolidated sales and fifth based on IMS-developed sales. Our market share is 4% based on IMS-consolidated sales and 5.7% on IMS-developed sales. In 2004, our top-selling products and their market shares in the U.S. were Plavix® (71.3%), Stilnox® under the brand name Ambien® (89.0%) and Allegra® (38.9%).

Canada

In Canada, sanofi-aventis ranks ninth based on IMS-consolidated sales and fifth when taking into account IMS-developed sales, with a market share of 3.7% for IMS-consolidated sales and 5.6% for IMS-developed sales. In 2004, our top-selling products and their market shares were Tritace® under the brand name Altace® (44.3%), Plavix® (64.7%) and Aprovel®/CoAprovel® under the brand name Avapro®/Avalide® (24.1%).

France

In France, we are the number one pharmaceutical company, with a market share of 16.4%. Our top-selling products and their market shares were Plavix® (76.6%), Lovenox® (61.8%) and Vasten® (13.6%).

Germany

In Germany, we are now the first pharmaceutical company, with a market share of 6.9%. Our largest products and their market shares are Plavix® (41.2%), Lovenox® (41.9%), and Insuman® (17.5%).

Japan

In Japan, where we have a market share of 2.1% based on IMS-consolidated sales and 2.3% on IMS-developed perimeter, we ranked 17th and 13th based respectively on IMS-consolidated and IMS-developed sales. Our top-selling products and their market shares were Allegra® (17.7%), Amaryl® (11.2%) and Stilnox® under the brand name Myslee® (24%).

We also face competition, sometimes significant, from generic prescription products, which typically enter the market as patent protection and regulatory exclusivity expire, but they may also gain entry to the market through successfully challenging our patents. More details on such challenges are provided under at “Item 8. Financial Information — Consolidated Statements and Other Information — Information on Legal or Arbitral Proceedings” and at Note D.20.1(c) to the consolidated financial statements included in Item 18 of this annual report. Sanofi-aventis is also subject to competition from over-the-counter and behind-the-counter products (drugs available without a prescription but only dispensable by a trained pharmacist) which are generally sold at a lower price than branded prescription drugs. This is often the case when, for example, a significant competing prescription drug switches to over-the-counter status, or a competing product sold by prescription in some countries is sold behind-the-counter in a country where our product is sold by prescription only.

Another competitive issue facing pharmaceutical manufacturers is the increasing incidence of parallel trade, also known as re-importation, which takes place when drugs sold abroad under the same trade name as in a domestic market are then imported into the domestic market by parallel traders, who may repackage and/or resize the original branded product or offer products for sale by alternative means, such as by mail or the internet. The rationale for parallel imports lies in economic advantages arising from different prices for the drugs due to different sales costs, market conditions (e.g., intermediate trading stages) and tax rates or because of national regulation of prices. There are indications that parallel trade is affecting markets in several regions, including the European Union, the United States, South Africa, the Philippines, India, Russia and Israel.

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

The submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product has been approved in one or several other countries. Regulatory authorities also have administrative powers that determine product recalls, seizure of products and other sanctions.

Europe, the United States and Japan all have very high standards for technical appraisal. The length of time required to obtain approval varies by country, but generally takes from six months to, in some cases, several years from the date of application, depending on the quality of data produced, the degree of control exercised by the regulatory authority, the review procedures and the nature of the product.

In recent years, intensive efforts have been made among the United States, the European Union and Japan to harmonize registration requirements. Many pharmaceutical companies are now able to prepare a common technical document, or CTD, that can be used in each jurisdiction for a particular product with only local or regional adaptation.

However, the requirement of many countries (including Japan and several member-states of the EU) to negotiate selling prices or reimbursement levels with government regulators can substantially extend the time to market after initial approval to market is granted.

In the EU, there are two main procedures by which to apply for marketing authorization, namely the Centralized Procedure and the Mutual Recognition Procedure.

•	The Centralized Procedure is compulsory for medicinal products derived from biotechnology and is also available at the request of companies for other innovative products. In the Centralized Procedure the license application is submitted directly to the European Agency for the Evaluation of Medicinal Products (“EMEA”). The application is evaluated by the Committee for Medicinal Products for Human Use (“CHMP”). The European Commission makes the final binding decision. Once granted, an approval via the Centralized Procedure is valid throughout the European Union without further action and the drug may be marketed within all EU member states.

•	The Mutual Recognition Procedure operates by having one country (i.e. the Reference Member State (“RMS”)) carry out the primary evaluation of a new compound. Once the first license is granted by the RMS other EU member states (Concerned Member States) then must decide whether they will accept or reject the approval granted by the RMS.

National authorizations are still possible but are only for products intended for commercialization in a single EU member state, or for line extensions to existing national product licenses.

In the United States, applications for drug registration are submitted to and reviewed by the FDA. The FDA has broad regulatory powers over all pharmaceutical products that are intended to be, and which are, commercialized in the United States. To commercialize a product in the U.S., an NDA is filed with the FDA with data that sufficiently demonstrate the drug’s quality, safety and efficacy. Approval for a new indication of a previously registered drug requires the submission of an sNDA.

Generic drug manufacturers may file an ANDA. These applications are “abbreviated” because generic manufacturers need only to demonstrate that their product is bioequivalent (i.e., that it performs in the same manner as the innovator’s drug). Consequently, the length of time for development of such product can be considerably shorter than for the innovator’s drug.

Once marketing authorization is granted, the new drug (or new indication) may be prescribed by physicians. Thereafter, the drug owner must submit periodic reports to regulatory authorities including any cases of adverse reactions. For some medications, regulatory authorities may require additional studies to evaluate long-term effects or to gather information on the use of the product under special conditions. In addition, manufacturing facilities must be approved by regulatory authorities, and are subject to periodic inspections. Non-U.S. manufacturing facilities that export products for sale in the United States must be approved by the FDA in addition to local regulatory approvals, and are also subject to periodic FDA inspections.

In Japan, the regulatory authorities can request bridging studies to verify that foreign clinical data are applicable to Japanese patients and also require data to determine appropriateness of the dosages for Japanese patients. These additional procedures have in the past created differences of several years in the registration dates of some of our products in Japan compared to our other major markets.

All our manufacturing facilities must also be Good Manufacturing Practice (“GMP”) compliant. GMP is a term that is used internationally to describe a set of principles and procedures that, when followed by manufacturers of therapeutic goods, helps ensure that the products manufactured will have the required quality for human use. A basic tenet of GMP is that quality cannot be tested in a batch of product but must be built into all stages of the manufacturing process. These quality system regulations include requirements related to the methods used in, and the facilities and controls used for, designing, manufacturing, packaging, labeling and storing pharmaceutical products, including guidelines relating to the installation and servicing of the equipment used in drug manufacture. Compliance with specified GMP requirements is used by most countries as the basis for licensing the manufacturer of pharmaceutical products.

Pricing

In most markets in which we operate, governments exercise some degree of control over pharmaceutical prices. The nature of these controls and their effect on the pharmaceutical industry vary greatly from country to country. In recent years, national healthcare reimbursement policies have become more stringent in a number of countries in which we do business as part of an overall effort to reduce the cost of healthcare. Different methods are applied to both the demand and supply side to control pharmaceutical costs, such as reference pricing, patient co-payment requirements, reimbursement limitations and volume containment measures, depending on the country.

We believe that the governments in many markets important to our business will continue to enact measures in the future aimed at reducing the cost of pharmaceutical products to the public. It cannot be predicted with certainty what future effects the various pharmaceutical price control efforts will have on our business. These efforts could have significant adverse consequences for the pharmaceutical industry as a whole and, consequently, also for sanofi-aventis. Increasing budgeting and price controls, the inclusion of patent protected drugs in fixed price systems and approved drug lists and other similar measures may continue to occur in the future.

United States

In the United States, Medicaid, Medicare and other healthcare programs govern provider reimbursement levels in many cases. The Medicaid program requires that pharmaceutical manufacturers pay rebates to individual states on Medicaid reimbursed pharmaceutical products so that the Medicaid program receives the manufacturer’s “best price” or a minimum discount provided by law. U.S. federal and state governments are actively seeking ways to reduce the costs of pharmaceutical products paid for with federal and state funds. In 2003, legislation was passed that added a prescription drug benefit to the Medicare program. Further attempts to reform Medicaid and Medicare may occur, potentially shifting public sector beneficiaries from traditional fee-for-service coverage into managed care plans. Legislation concerning re-importation, marketing practices and pricing policies is also pending at the Federal and State levels.

France

In France, the government regulates prices of new prescription drugs and price increases of existing drugs. In 2002, the French government introduced a set of healthcare reforms known as the “Mattei Plan”. This plan was aimed at redefining reimbursement conditions and criteria for the pricing of pharmaceutical products through the Transparency Committee and the Drug Pricing Committee, and encouraging generic drug development. A new reference pricing system was introduced in France in July 2003 under which the government reimburses off-patent products only up to a certain level with patients paying the remainder. In addition, the French health ministry de-listed several products deemed to have “insufficient” medical benefit. In return, the government introduced the principle of a “fast-track” procedure to set prices and provide reimbursement for new innovative drugs. This measure could extend by many months the duration of commercialization for drugs under patent protection. In July 2004, the French Parliament passed a Health Insurance Bill (“Projet de Loi Relatif à l’Assurance Maladie”) with the objective to reduce costs by around €10 billion per year and to raise additional revenues totaling €5 billion per year. A major impact on the pharmaceutical industry will be that if health insurance spending on drugs increases by more than the government’s target of 3% in 2004 and 1% per annum in subsequent years, the pharmaceutical industry will be required to pay rebates equivalent to up to 70% of the excess. Beginning January 1, 2005, a new organization, the High Authority for Health (“Haute Autorité de la Santé”), will evaluate medicines and other forms of treatment, offer recommendations on what the health insurance system should reimburse, and issue guidelines on good clinical practice.

Japan

The Ministry for Health, Labor and Welfare (MHLW) controls the pricing of pharmaceutical products in Japan. The MHLW determines the drug reimbursement price paid by the National Health Insurance (NHI) to medical institutions. The NHI drug reimbursement price is determined for each prescription drug by the MHLW. The price of a new drug is based on the daily price of comparable drugs, with certain premiums added as necessary. Since the price at which medical institutions purchase drugs can be set at a lower price than the reimbursement price through negotiation with wholesalers, a gap may exist between the selling price and the NHI drug price. Periodically (every two years in principle), the MHLW carries out a revision of drug reimbursement prices aimed at bringing NHI prices closer to the market prices. The latest pricing round in April 2004 averaged a decrease of 4.2%, which was the lowest in two decades.

Germany

Since the late 1980s, the German government has imposed a wide range of supply- and demand-side restrictions intended to curb the level of overall spending on pharmaceuticals. A reference pricing system that requires patients to pay the difference between the actual price of the prescribed drug and the reference price has been in existence since 1989. In practice, patients are generally not willing to pay the difference. As a result, pharmaceutical companies face the decision either to reduce prices to the reference price level or risk a substantial drop in prescriptions. In 1996, the German government suspended reference pricing for all patent-protected drugs approved in Germany after December 31, 1995. In 2004, reference pricing for patent-protected drugs was re-introduced by the new healthcare legislation. Patent-protected drugs without demonstrable therapeutic superiority according to the criteria of the Joint Federal Committee can be subject to reference pricing.

Further to reference pricing, individual prescription limits for physicians were introduced in 2001, which have to be negotiated annually between the Statutory Health Insurance (SHI) and the National Association of SHI-accredited Physicians. The legislation is also aimed at increasing the prescription of generic and imported drugs. In 2002, a sales quota for imported drugs came into force. Pharmacists were obliged to fulfill an import quota of 5.5% in 2002 and 7% in 2003, respectively. The new healthcare legislation reduced the import quota to 5% in 2004. In addition, pharmacies were obliged to dispense parallel imports only, if the imported drug is 15% or €15 cheaper than the original drug. In 2003, a price freeze and a compulsory rebate of 6% for all prescription drugs not covered by reference pricing came into force. In 2004, this rebate was increased to 16%, limited until the end of 2004. The price freeze ended in December 2004 and the compulsory rebate was reduced to 6% in January 2005.

Italy

A reference price reimbursement system has been in place in Italy since September 2001. The reference price is currently calculated as the price of the cheapest drug in the category at regional level. Beginning January 2004, a new public body, the Italian medicines agency (AIFA), has taken over all the responsibilities covering medicine approval, pricing and reimbursement, as well as pharmaceutical expenditure in general. The AIFA has the authority to reassess the reimbursement list on an annual basis and decide which changes need to be implemented. In June 2004 the AIFA imposed a 6.8% price cut on the ex-factory price of all reimbursed medicines, equivalent to a 4.12% reduction of the reimbursed public price level. In line with its powers, the AIFA has approved a restructuring of the reimbursement list (“Prontuario”) that involves price cuts for almost 300 high-selling presentations and an increase in the number of drugs for which patients do not have to pay. As a result, the number of fully reimbursed medicines, both patented and generic, increased. To help to offset the cost of this decision and to rein in the expected overshoot in pharmaceutical spending for 2004, as well as cap the growth for 2005, the AIFA has approved the following measures:

(a) Reduction of the retail public price affecting 294 product presentations (for a total of 56 active ingredients) was implemented on January 1, 2005. These are the active ingredients that had in the first half of the year 2004 a sales increase beyond the average of the whole market (+8.6%). Prices can be reduced by a maximum of 10%.

(b) Extension of the current compulsory 6.8% reduction of the ex-factory price up until the end of 2005.

The two measures are cumulative. Hence the 294 high selling presentations will be subject to both price cuts.

United Kingdom

The Department of Health has power, now contained in the Health Act 1999, to limit prices of pharmaceuticals and control the profits of pharmaceutical companies. Against this background, a voluntary agreement called the Pharmaceutical Price Regulation Scheme (“PPRS”) has been concluded between the industry association and the Department of Health. Within a framework relating to profit, manufacturers are free to set initial prices but restricted in making subsequent price changes. The previous form of the PPRS was running from 1999 to 2004. In November 2004 the Department of Health announced that it had re-negotiated the PPRS for the next five years for the period through 2010 including a 7% price cut on branded prescription drugs. The National Institute for Clinical Excellence (“NICE”) is empowered to issue guidelines in relation to therapeutic areas and guidance on the clinical effectiveness and cost effectiveness of particular treatments. Guidance by NICE influences the extent to which supply of the product is financed within the National Health Service.

Spain

The Spanish health care system has traditionally offered its beneficiaries very generous reimbursement terms for prescription drugs. Nevertheless drugs prices are generally lower than in other major markets. Companies must negotiate the price of a reimbursable drug with the Central Government. In addition the recent decentralization of health care has a powerful influence on the evolution of the market, as regional governments want greater control over the pricing and reimbursement. The Spanish health ministry has announced a large number of measures (included in the “Strategic Pharmacy Policy Plan”) to reduce drug spending. The proposed 67 measures include a reduction in drug prices of 4.2% in 2005 and another 2% in 2006, a modification of the reference pricing system to boost the generic market and the rewarding of a true innovation through the introduction of a pricing and reimbursement scale that will set the prices of new drugs according to their degree of therapeutic superiority over established treatments. On the other hand the government has decided not to renew the three-year old stability pact with the pharmaceutical industry and to introduce a sales tax.

Patents, Intellectual Property and Other Rights

Patents

We currently own approximately 49,000 patents, patent licenses and patent applications worldwide. These patents cover:

•	active ingredients,

•	pharmaceutical formulations,

•	product manufacturing processes,

•	intermediate chemical compounds used in manufacturing, and

•	therapeutic indications.

Patent protection for individual products typically extends for 20 years from the patent filing date in countries where we seek patent protection. This protection may be further extended in some countries, in particular in Europe, the United States and Japan. The protection afforded depends upon the type of patent and its scope of coverage and may also vary from country to country. In most industrial countries, patent protection exists for new active substances and formulations, as well as for new indications and production processes. We monitor our competitors and vigorously challenge patent and trademark infringements.

The expiration of a product patent may result in significant competition from generic products against the covered product and, particularly in the United States, can result in a dramatic reduction in sales of the pioneering product. In some cases, it is possible to continue to obtain commercial benefits from product manufacturing trade secrets, patents on processes and intermediates for the economical manufacture of the active ingredients, patents for special formulations of the product or for delivery mechanisms, and conversion of the active ingredient to OTC products. In some countries, including Europe and the United States, many of our products may also benefit from a 5-to-10-year market exclusivity period. This exclusivity period operates independently of patent protection and may protect the product from generic competition even if the basic patent for the product has expired.

Among our top fifteen products in terms of 2004 sales, Tritace® no longer enjoys any kind of patent protection in several major markets including Germany. For certain of our other top fifteen products, including Allegra®, Amaryl® and Depakine®, the main patent has expired and we only have patent protection on a particular formulation of the drug or on a manufacturing process in certain countries. For Plavix® there are three U.S. patents, one expiring in 2011 and two expiring in 2019, and national patents issued from two European patents, expiring in 2013 and 2019, respectively. Aprovel® is protected in the United States until 2011 and in Europe until 2012. For Lovenox® our principal U.S. patent expires in 2012. Stilnox® began to lose some of its patent protection in 2002 followed by the expiration of French patent protection in 2004. Its main remaining patents will expire in 2006 (United States and Japan). Three of our top fifteen products, Eloxatine®, Copaxone® and Actonel®, are marketed under licensing agreements. We do not own the Eloxatine® patents but in-license them from a third-party for marketing. The main patent has expired and the other patents expire in 2013 and 2015. Copaxone® is co-promoted by sanofi-aventis and Teva, and its principal patents expire 2014. We co-market Actonel® with Procter & Gamble Pharmaceuticals, which holds the NDA for this product in the United States. The U.S. patent on the active ingredient expires in December 2013 and the U.S. formulation patents expire in 2017.

One of the main limitations on our operations in some countries outside the United States and Europe is the lack of effective intellectual property protection of our products. Under international agreements in recent years, global protection of intellectual property rights is improving. The TRIPS Agreement (Trade-Related Aspects of Intellectual Property Rights), which forms part of the General Agreement on Tariffs and Trade, requires developing countries to amend their intellectual property laws to provide patent protection for pharmaceutical products by January 1, 2005 although it provides a limited number of developing countries an extension to 2010. While the situation has gradually improved, the lack of protection for intellectual property rights poses difficulties in certain countries.

In the United States and other major markets, companies have filed Abbreviated New Drug Applications, or ANDAs, challenging patents related to a number of our products. See “Item 8. Financial Information — Consolidated Statements and Other Information — Information on Legal or Arbitral Proceedings” and Note D.20.1(c) to the consolidated financial statements included at Item 18 of this annual report. An ANDA is an application by a generic manufacturer for approval of a generic product prior to the expiration of the related patents. See “— Regulation” above. We intend to defend our patent rights vigorously in these cases.

Trademarks

Our products are sold around the world under brand-name trademarks that we consider to be of material importance in the aggregate. It is our policy to register our trademarks worldwide, and to monitor the trademarks in our portfolio and defend them worldwide.

The degree of trademark protection varies country by country, as each state implements its own laws applicable to trademarks used in its territory. In some countries, trademark protection is primarily based on use, whereas in other countries, trademark rights may only be obtained by registration. Registrations are generally granted for a fixed term (in most cases ten years) and are renewable indefinitely, but in some instances may be subject to the continued use of the trademark. When trademark protection is based on use, it covers the products and services for which the trademark is used. When trademark protection is based on registration, it covers only the products and services designated in the registration. We usually register our trademarks for pharmaceutical products in class 5, although we sometimes are required, subject to local trademark law, to further specify the type of product protected by the trademark. Additionally, in certain cases, we may enter into a coexistence agreement with a third-party that owns potentially conflicting rights in order to better protect and defend our trademarks.

Health, Safety and Environment

Our manufacturing and research operations are subject to increasingly stringent health, safety and environmental laws and regulations. Such laws and regulations are complex and rapidly changing. We have made, and intend to continue to make, necessary expenditures for compliance with them. Our expenditures related to health, safety and environmental compliance vary from year to year. In 2004, we invested more than €89 million in health, safety and environmental compliance. While we cannot predict with certainty the future costs for compliance, we believe that our designated provisions are adequate based on currently available information. However, given the inherent uncertainties in projecting environmental liabilities we cannot guarantee that additional costs will not be incurred beyond the amounts accrued.

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

Because certain of our manufacturing sites have an extended history of industrial use, and because of Aventis’ legacy of environmental remediation obligations inherited from its former chemical and agrochemical businesses, it is impossible to predict precisely what effect these laws and regulations will have on us in the future. As is typical for companies involved in the pharmaceutical, chemical and agrochemical industry, soil and groundwater contamination has occurred in the past at some of our sites, and might occur or be discovered at other sites. Such sites are mainly located in the United States, Germany, France and Brazil. In connection with environmental audits conducted in the previous years, many assessments of soil and groundwater contaminations were conducted at operating sites and non operating sites and we are now in the process of reviewing required remediation works in cooperation with national and local authorities and are rehabilitating or monitoring remediation works at many sites. Among them, remediation work is completed or in progress at sites including Rochester and Cincinnati in the United States, Frankfurt/Hoechst in Germany, and Beaucaire, Limay, Massy, Rousset and Valernes in France. We have also been identified as having potential liability for investigation and cleanup at several other sites, and we have established reserves for the currently known sites and for contractual guarantees for environmental liabilities for sites that we have divested. Environmental contingencies arising from certain business divestiture and corresponding retained environmental liabilities are described at Note D.20.1(d) to the consolidated financial statements included in Item 18 of this annual report. More than €30 million have been devoted to clean up expenses in 2004. Some further €400 million have been provisioned to face further expenses. Due to growing costs of compliance with complex environmental regulations accompanied by our internal remediation programs, our provisions for remediation obligations may not be adequate because of the number of factors impacting such estimates: complexity of operating or non-operating sites, nature of claims received, remediation techniques considered, expected horizon for rehabilitation and result of discussions with national regulatory bodies and other potentially responsible parties, at multiparty sites.

We believe that we are not currently subject to liabilities for non-compliance with applicable environmental, health and safety laws and regulations that would materially and adversely affect our business, financial condition or results of operations. We also believe that we are in substantial compliance with environmental, health and safety laws and regulations and that we have obtained all material environmental permits required for the operation of our facilities. We maintain on a regular basis HSE audits in order to detect possible instances of non-compliance and correct them. 23 were carried out in 2004. We are committed to providing safe and environmentally sound work places that will not adversely affect the health or environment of our employees or the communities in which we operate.

We have implemented worldwide a health, safety and environmental policy that promotes the health and well-being of our employees and respect for our environment. We consider this policy to be an integral element of our commitment to social responsibility. The key points of this policy are summarized below.

Health

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

Safety

We have a rigorous policy in place to identify and evaluate risks and to develop preventive measures and methods for checking their efficacy. Additionally, we invest in training schemes that are designed to ensure that a concern for safety is built into all professional activities. We implement these policies worldwide to ensure the safety of our employees and to protect their health. Each project, whether in research, development or manufacturing, is subject to evaluation procedures, incorporating the chemical substance and process data, by the COVALIS and TRIBIO committees discussed above. Our preventive measures are designed primarily to reduce the number and seriousness of industrial accidents involving our permanent and temporary employees and the employees of outside contractors.

Our French chemical production sites in Vertolaye, Neuville sur Saône, Saint Aubin-les-Elbeuf, Sisteron and Aramon, as well as our plants located in the Hoechst Industry Park in Frankfurt, Germany, and our chemical production site in Budapest, Hungary are listed Seveso II in accordance with the relevant European directive. In addition, in accordance with the French law on “technological risk prevention”, our above-mentioned French sites are also subject to heightened security inspections in light of the toxic or flammable materials stored on the sites and used in the operating processes. We believe that the safety management systems implemented at each site, the hazard studies completed and the risk management methods implemented, as well as the insurance policies covering any third-party material damages, are consistent with the legal requirements.

Environment

Our environmental policy’s core objectives are to implement clean manufacturing processes, minimize the use of natural resources and reduce the environmental impact of our business. In order to optimize and improve our environmental performance, we are working towards obtaining ISO 14001 certification. Twenty-two manufacturing sites and two R&D sites are certified. Such certification processes are a part of our strategy of continuous improvement that we practice in all of our establishments through the annual implementation of health, safety and environment progress plans. We believe that this strategy clearly expresses the commitment of both management and individuals to health, safety and environment. As from January 1, 2005, nine of our European sites are part of the European CO2 emission trading system, which is expected to help to meet the objectives of the Kyoto protocol.

Our recent environmental protection efforts have targeted reduction in energy requirements, improvement in performance of water treatment installations, in the release of volatile organic compounds, savings or recycling of raw materials, and reduction or improved recycled ratios in waste materials. Even with our increased production volume, we have achieved considerable improvements in each of these areas in terms of per produced unit consumption.

Insurance

Prior to their merger, Sanofi-Synthélabo and Aventis each had in place comprehensive global risk financing and insurance programs that provided adequate insurance coverage commensurate with the risk profiles of each company. In late 2004, an agreement was reached with insurers that, effective January 1, 2005, the two companies’ insurance programs for major risks would be integrated to provide a single unified risk financing and insurance program for sanofi-aventis providing adequate insurance coverage commensurate with the risk profile of the newly combined company.

This new combined risk and insurance financing program uses a combination of traditional third-party insurance, a multi-company pharmaceutical industry mutual insurance company, and in-house wholly owned captive insurance companies.

In regard to particular lines of coverage, sanofi-aventis has implemented four types of global coverage, which we believe provides limits and terms equal to or in excess of those considered normal for a global pharmaceutical and vaccine company. Our property and business interruption policies provide €2 billion of limits, and our marine transit policies, including inventory, provide up to €200 million of limits. Our general and product liability, along with our Directors and Officers (D&O) liability policies, also provide limits commensurate with our loss history and risk profile. Further, the global policies that we have put into place cover all subsidiaries and divisions. By centralizing the purchasing of insurance coverage in the major areas of risk, such as products and general liability, property damage and business interruption, and marine transit, we seek to ensure that all insurable catastrophic-type risks are protected and not at risk of being underinsured due to inadequate, locally purchased coverage in some countries.

In regard to products and general liability, sanofi-aventis has structured a risk-financing program to respond to the current, extremely volatile third-party liability insurance market. Third-party insurers have significantly reduced limits available to pharmaceutical companies and placed many restrictions on coverage and product exclusions for health care and pharmaceutical companies. In addition, the third-party insurance market, especially for product liability, in combination with our increased size and risk profile, has made it necessary to increase the attachment point of the third-party insurers on the former Sanofi-Synthélabo risks and retain a significant amount of risk through Carraig Insurance Ltd, our wholly owned captive insurance subsidiary venued and licensed in Ireland.

Despite these challenges, we believe our liability risk financing and insurance program is adequate and commensurate for a company with our risk profile. This is due to combining the capacity of only strongly rated third-party insurers with Carraig. Our third-party liability insurers were rated A or better by Best, the insurance industry rating agency. Our total cost of premiums on all lines combined of third party insurance is less than 0.5% of our consolidated sales.

Animal Health: Merial

Merial, a 50-50 joint venture with Merck & Co. Inc., is one of the world’s leading animal healthcare companies dedicated to the research, development, manufacture and delivery of innovative pharmaceuticals and vaccines used by veterinarians, farmers and pet owners. The company is also a market leader in the development and production of poultry breeding stock through its subsidiaries Hubbard and British United Turkeys.

The animal healthcare product range comprises four major segments: parasiticides, products for the treatment of chronic illnesses, anti-infectious drugs and vaccines for all commercially important animal species. The company’s top-selling products include Frontline®, a topical anti-parasitic flea and tick brand for dogs and cats, as well as Ivomec®, a parasiticide for the control of internal and external parasites in livestock, Heartgard®, a parasiticide for control of heartworm in companion animals, and Eprinex®, a parasiticide for use in cattle.

Merial’s major markets are the United States, France, Italy, United Kingdom, Brazil, Australia, Japan, Germany, Spain, and Canada.

The worldwide headquarters and registered office of Merial Ltd are in Harlow (UK). Operational and North American headquarters are based in Duluth, Georgia (U.S.); another important regional office is located in Lyon (France) for Europe, the Middle East and Africa.

Merial has 16 production sites in Europe, North and South America and China, 10 research and development sites worldwide and around 6,000 employees.

Other

Rhodia

As of December 31, 2004, sanofi-aventis held a 15.3% equity stake in the specialty chemicals group Rhodia, which was formerly a unit of Rhône-Poulenc. Rhodia is listed on the Paris stock exchange as well as the New York Stock Exchange since 1998. As a condition for the U.S. and EU antitrust approvals of the business combination that created Aventis in 1999, a deadline of April 2004 had been set for Aventis to reduce its 25.2% stake in Rhodia to below 5%. In May 2003, Aventis sold 9.9% of Rhodia’s share capital to Credit Lyonnais, reducing its stake to 15.3% (27.5 million shares). Subsequent to this sale, Aventis considered Rhodia a marketable investment and no longer accounted for it using the equity method. On January 30, 2004, the European Commission agreed to replace a commitment obliging Aventis to sell its 15.3% stake in Rhodia with a commitment to divest its 49% stake in Wacker Chemie within a timeframe of several years. In parallel, the U.S. Federal Trade Commission has extended its separate deadline for the disposal of the Rhodia stake by one additional year, until April 22, 2005. We filed a request for a waiver of this obligation in December 2004, and this request is pending.

Wacker Chemie

We indirectly own a 49% equity interest in Wacker Chemie through Hoechst. On December 16, 2000, Hoechst and the Wacker family holding company (Familiengesellschaft) entered into a restructuring agreement under which, inter alia, Hoechst’s share in Wacker-Chemie was reduced from 50% to 49% in a first step, and which provided for a second-step disposal of Hoechst’s remaining 49% interest under contractually defined conditions. The second-step disposal did not take place, and Hoechst and the Familiengesellschaft are involved in litigation before the Munich regional court (Landgericht) concerning the execution of the restructuring agreement.

Yves Rocher

We own a 39% equity interest in Financière des Laboratoires de Cosmétologie Yves Rocher.

DyStar

The sale of the shares held by Hoechst AG in DyStar Textilfarben GmbH and DyStar Textilfarben GmbH & Co Deutschland KG, companies engaged in the textile dyes business, to investment vehicles affiliated with Platinum Equities LLC closed on August 4, 2004.

Aventis Behring

The sale of the therapeutic proteins business, Aventis Behring, to CSL Ltd. of Australia was completed on March 31, 2004.

C. Organizational Structure

The table below sets forth our significant subsidiaries and affiliates as of the date of this annual report. For a complete list of our main consolidated subsidiaries, see Note E to our consolidated financial statements, included in this annual report at Item 18.

Significant Subsidiary or Affiliate	Country	Ownership Interest
Aventis Inc.	United States	100%
Aventis Pharmaceuticals Inc.	United States	100%
Lorex Pharmaceuticals Inc.	United States	100%
Sanofi-Synthélabo Inc.	United States	100%
Sanofi-Synthélabo Recherche	France	100%

D. Property, Plant and Equipment

Our worldwide headquarters and principal executive offices are located in Paris, France. Our U.S. headquarters are located in Bridgewater, New Jersey. We operate our business through a number of offices, research facilities and production sites throughout the world. We present our principal sites below by use. All areas are presented in thousands of square meters and are non-audited.

For our pharmaceutical activity, we own and lease space around the world for sales and marketing, administrative support and customer service functions.

Our Scientific and Medical Affairs are organized across 11 sites located in France and 13 sites located in the rest of Europe, North America and Japan. These sites are either owned or leased. The full list of our sites is as follows:

Country	Appx. Size (thousands of m2)	Location
France	N/A 21.7 63.9 0.9 13.4 52.7 25.7 11.7 7.3 30.3 94.9	Antony* (Croix de Berny site) Bagneux Chilly-Mazarin Evry Labège Montpellier Porcheville Rueil-Malmaison Strasbourg Toulouse Vitry / Alfortville
Germany	N/A 19.6	Frankfurt* Kastengrund

United Kingdom	12.6	Alnwick

Hungary	N/A	Ujpest*

Italy	12.1	Milano

Spain	N/A N/A	Alcobendas* Riells*

United States	110.8 3.2 30.1 1.2	Bridgewater, New Jersey Cambridge, Massachusetts Malvern, Pennsylvania (Great Valley site) Tucson, Arizona

Japan	N/A 15.7	Kawagoe* Tokyo

*	These sites are located within some of our office or industrial sites

We have a total of 75 sites around the world under the responsibility of our Industrial Affairs division in which we carry out chemical manufacturing, pharmaceutical manufacturing or both. Our principal manufacturing sites are listed below.

Location	Appx. Size (thousands of m2)	Principal Use
France
Ambarès (P)	72.6	Plavix®, Aprovel®, Depakine®
Amilly (P)	31.1	Other pharmaceutical products
Aramon (C)	51.7	irbesartan
Compiègne (P)	56.0	Other pharmaceutical products
Elbeuf (C)	64.7	Other active ingredients
Le Trait (P)	41.8	Lovenox®
Maisons-Alfort (P)	30.6	Lovenox®
Neuville sur Saône (C)	73.4	Other active ingredients
Quetigny (P)	28.4	Stilnox®, Plavix®
Sisteron (C)	58.0	clopidogrel, other active ingredients
Tours (P)	25.6	Stilnox®, Aprovel®, Xatral®
Vertolaye (C)	34.8	Other active ingredients
Vitry (C)	85.3	docetaxel, other active ingredients

Location		Appx. Size (thousands of m2)	Principal Use
Germany
Cologne (P)		46.0	Other pharmaceutical products
Frankfurt-Biotechnology (C)	}		Bioengineered insulins
Frankfurt-Chemistry (C)		345.2	fexofenadine, glimepiride, ramipril, telithromycin
Frankfurt (P)			Lantus®, Tritace®

Italy
Agnani (P)		41.4	Other pharmaceutical products
Brindisi (C)		41.7	Other active ingredients
Garessio (C)		64.2	Other active ingredients
Origgio (P)		50.6	Other pharmaceutical products
Scoppito (P)		29.3	Tritace®, Amaryl®

United Kingdom
Dagenham (P)		89.2	Taxotere®
Fawdon (P)		29.0	Plavix®, Aprovel®
Holmes Chapel (P)		44.4	Nasacort®, other pharmaceutical products

Hungary
Ujpest (C, P)		101.0	irbesartan

United States
Kansas City (P)		24.9	Allegra®, Amaryl®

Japan
Kawagoe (P)		45.9	Products for local market

Singapore
Jurong (C)		40.0	enoxaparin sodium

India
Ankleshwar (C, P)		15.0	Products for local market

Brazil
Guadalupe (P)		33.4	Products for local market
Suzano (P)		27.7	Products for local market

Mexico
Cuautitlan (P)		32.7	Products for local market
Ocoyoacac (P)		32.8	Products for local market

Marocco
Casablanca (P)		48.0	Products for local market

Legend: (P) Pharmaceutical Manufacturing, (C) Chemical Manufacturing

For our distribution, we either operate from some of our industrial or R&D sites or from independent sites that we either own or lease. Our major distribution centers located on independent sites are as follows:

Country	Appx. Size (thousands of m2)	Location
France	16.5	Amilly
	21.6	Croissy Beaubourg
	26.7	Marly la Ville
	15.5	Saint Loubès
United Kingdom	15.4	Sheffield
United States	30.2	Kansas City

The headquarters of our human vaccines subsidiary sanofi pasteur are located in Lyon, France. Sanofi pasteur has a large industrial operations network with sites located in North America and Europe, as well as in emerging markets such as China, Thailand and Argentina. The location and size of our main manufacturing facilities for human vaccines are as follows:

Location	Appx. Size (thousands of m2)	Principal use
Marcy l’Etoile, France	161.7	R&D and bulk production of most of the vaccine active ingredients supplied by sanofi pasteur, also a site for secondary formulation, filling and packaging (FFP)

Val de Reuil, France	50.0	Largest site for FFP, some major active ingredient production (influenza, oral polio vaccine, rabies, yellow fever), worldwide distribution

Swiftwater, Pennsylvania, U.S.	86.4	R&D, production of influenza, meningitis and pediatric combination vaccines, FFP

Toronto, Canada	30.0	R&D, production of pediatric combination vaccines, industrialization of new products

We both own and lease our facilities. We have entered into material leasing and operating leasing agreements with respect to real estate properties located in France in Paris, Amilly, Gentilly, Chilly-Mazarin and Bagneux. Under our operating leases, our real estate properties include buildings constructed pursuant to the operating lease agreements, under which we pay periodic rent and have a purchase option exercisable at expiration. We are responsible for all repairs, taxes and other costs during the term of the operating leases. The operating leases are classified as debt in our consolidated balance sheet.

The overall net book value of our property, plants and equipment was €5,886 million as of December 31, 2004. In 2004, we spent €716 million primarily to increase capacity and improve productivity at our various manufacturing and R&D sites. We believe that our production plants and research facilities are in full compliance, well maintained and generally adequate to meet our needs for the foreseeable future. However, we conduct on a regular basis reviews of our production plants with regard to environment, health and safety issues, quality compliance and capacity utilization. Based on this review, we record, if necessary, impairment losses for the modernization, divestment or closing of specific production plants. We are not aware of any environmental issues that we believe could have a significant effect on the utilization of our industrial assets. For more information on our Property, Plant and Equipment, see Note D.4 to our consolidated financial statements included in Item 18 of this annual report.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included in this annual report at Item 18. Our consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. Note F to our consolidated financial statements provides a description of the principal differences between French GAAP and U.S. GAAP as they relate to our company, and reconciles our shareholders’ equity and net income to U.S. GAAP as of, and for each of the years ended, December 31, 2002, 2003 and 2004. Unless otherwise indicated, the following discussion relates to our French GAAP financial information.

The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See “Item 3. Key Information — Risk Factors — Cautionary Statement Regarding Forward-Looking Statements.”

Introduction

The period from 2002 to 2004 has been one of substantial growth for our company, including external growth resulting from our acquisition of Aventis in August 2004. As a result of the acquisition, our consolidated net sales almost doubled in 2004, increasing from €8,048 million in 2003 to €15,043 million in 2004. We expect a significant additional increase in 2005, as Aventis was only included in our scope of consolidation beginning on August 20, 2004. The pro forma net sales of our two companies in 2004, determined in accordance with the principles described below, amounted to €25,418 million in 2004.

In addition to the acquisition, we have recorded substantial growth in sales of our principal products. Sales of our four leading products prior to our acquisition of Aventis (Plavix®, Eloxatine®, Stilnox® and Aprovel®) increased in 2004 on a comparable basis (adjusting for exchange rate and scope of consolidation differences as described below) over 2003 with double digit growth for each of Plavix® (+27.8%), Eloxatine® (+48.1%) and Aprovel® (+15.7%). The Aventis acquisition has added a number of fast-growing products to our portfolio, including Lovenox® (+15.6% in 2004), Taxotere® (+5.7%) and Lantus® (+69.3%).

Our operating profit and net income were impacted in 2004 by the accounting treatment of the Aventis acquisition, which led to our recording the inventory of Aventis at fair value rather than historical cost, leaving us with significantly reduced margins when we sold the inventory, and which required us to record an expense equal to the value of the Aventis research and development in progress at the time of the acquisition. Because of the effect of these two items (which respectively amounted to €343 million in after tax charges and €5,045 million without any tax impact in 2004) as well as the amortization of goodwill and acquired intangible assets and restructuring charges arising from the acquisition, we recorded an operating loss of €305 million and a net loss of €3,610 million in 2004, compared to operating income of €3,075 million and net income of €2,076 million in 2003. Without the effect of these charges, our adjusted net income in 2004 amounted to €3,565 million. Adjusted net income is a non-GAAP financial measure which our management uses to monitor our operational performance, and which is defined at “— Sources of Revenues and Expenses — Adjusted net income”, below.

Our operations generate significant cash flow. We recorded €2,265 million of net cash flow from operating activities in 2003 and €4,029 million in 2004 (including in 2004 the net cash flow from the operating activities of Aventis beginning August 20, 2004). Until the acquisition, we typically maintained cash and cash equivalents in amounts that exceeded our debt. We incurred significant debt to finance the acquisition, a portion of which we have refinanced. As of December 31, 2004, our consolidated net debt (meaning debt less cash and cash equivalents and short term investments – excluding treasury shares held in connection with stock option plans) was €14,160 million.

Impact of our Acquisition of Aventis

Our results of operations and financial condition as of and for the year ended December 31, 2004 have been significantly impacted by our August 2004 acquisition of Aventis and certain subsequent transactions (including the merger of Aventis with and into our company in December 2004). The principal impacts of these transactions on our 2004 consolidated financial statements and their comparability to those of prior periods are the following:

•	The results of operations of Aventis for the period between August 20, 2004 and December 31, 2004 have been included in our consolidated statement of income and consolidated statement of cash flows.

This resulted in a significant increase in net sales and significant changes in other financial statement items in 2004 compared to 2003. The assets and liabilities of Aventis are also included in our consolidated balance sheet as of December 31, 2004.

•	The composition of our top selling products has changed significantly compared to that of our company prior to the acquisition. As a result, our 2004 revenues are derived in part from a different product base compared to our 2003 revenues.

•	We incurred an operating loss in 2004 as a result of two aspects of the accounting treatment relating to the acquisition:

•	the allocation of a portion of the purchase price to inventory at fair value, which resulted in our recording a sharply reduced gross margin when we sold the inventory (€342 million after tax), and

•	the expensing of acquired research and development (€5,046 million).

•	We divested certain assets in connection with the acquisition, including two products, Fraxiparine® and Arixtra®, that we sold in order to respond to potential demands from competition authorities in relation to the acquisition. Aventis also divested certain assets, notably its product Campto®.

•	We issued 678.6 million new shares in the offers and subsequent merger representing about 48% of our issued share capital as of December 31, 2004, and incurred significant indebtedness in connection with the acquisition. As a result, our consolidated net debt stood at €14,160 million on December 31, 2004 against a net cash position of €2,397 million on December 31, 2003.

We have prepared an unaudited pro forma statement of income for 2004 that presents our results of operations as if the acquisition had taken place on January 1, 2004. In accordance with French regulatory requirements, we have also prepared a comparative unaudited pro forma statement of income for 2003. The comparative unaudited pro forma statement of income presents our results of operations as if the acquisition had taken place on January 1, 2003. For a detailed description of the principles used to establish the pro forma financial statements, see Note D.1, section 5, to the consolidated financial statements included in “Item 18. Financial Statements” in this report.

The unaudited pro forma financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial condition of the combined entities that would have been achieved had the transactions been consummated on the dates used as the basis for the preparation of the pro forma financial data. They are not necessarily indicative of the future results or financial condition of sanofi-aventis.

Nonetheless, because the unaudited pro forma income statements provide information that we believe is useful in analyzing trends in our business, we have discussed our pro forma results of operations, as well as our historical results of operations, in the comparisons of the years 2003 and 2004 below.

The following table presents our net sales, operating income and net income in 2003 and 2004, on both a consolidated and pro forma basis.

	Consolidated Year ended December 31,		Pro Forma (unaudited) Year ended December 31,
In millions of euros	2003	2004	2003	2004
Net Sales	8,048	15,043	24,296	25,418
Operating Profit/(Loss)	3,075	(305)	7,254	8,163
Net Income/(Loss)	2,076	(3,610)	977	1,706

As discussed above, the accounting treatment of the acquisition had a significant impact on our consolidated income statement in 2004. In addition to the impact of the allocation of a portion of the purchase price to inventory at fair value and of expensing acquired research and development, the acquisition gave rise to significant amortization charges for goodwill and acquired intangible assets (goodwill and acquired intangible assets are amortized on a periodic basis under French GAAP). Similar impacts were recorded in respect of companies accounted for by the equity method. In addition, we recorded significant restructuring charges as a result of the acquisition.

In order to isolate the impact of these items, we use as an evaluation tool a non-GAAP financial measure that we refer to as “Adjusted Net Income.” For a further discussion and definition of “Adjusted Net Income,” see “—Sources of Revenues and Expenses—Adjusted Net Income,” below.

We have calculated the adjusted consolidated net income of sanofi-aventis for 2004, as it is the only year in which the relevant items had an impact on our consolidated net income. We have also calculated adjusted pro forma net income for 2003 and 2004, based on the same principles but starting with our unaudited pro forma net income. The following table shows our adjusted consolidated net income for 2004 and our adjusted pro forma net income for 2003 and 2004, in each case including a reconciliation to consolidated net income or pro forma net income, as the case may be.

	Year ended December 31,
In millions of euros, except per share data	2004		2003		2004
	(consolidated)		(pro forma, unaudited)
Net Income / (Loss)	(3,610)		977		1,706
Adjustments:
Elimination of expensing of acquired research and development in progress	5,046		—		—
Elimination of charges arising from accounting for acquired inventory at fair value, net of tax	342		—		—
Elimination of amortization expense on goodwill generated by the acquisition of Aventis	283		856		817
Elimination of expenses arising on amortization of Aventis intangible assets, net of tax and minority interests	786		2,530		2,274
Elimination of expenses arising from the impact of the acquisition of Aventis on equity affiliates (acquired research, inventory accounted for at fair value, amortization of goodwill and intangible assets)	356		88		88
Elimination of restructuring charges, net of tax	362		—		362
Adjusted net income	3,565		4,451		5,247
Adjusted net income per share	3.86	(1)	3.29	(2)	3.89	(2)

(1)	Based on 923,286,539 shares, equal to the weighted average number of shares outstanding in 2004 for consolidated net income.
(2)	Based on 1,352,146,319 shares (for 2003) and 1,347,480,482 shares (for 2004), equal to the weighted average number of shares outstanding in each of those years, determined as if the acquisition had taken place on January 1, 2003 (for the 2003 figures) or January 1, 2004 (for the 2004 figures).

Sources of Revenues and Expenses

Revenues. Our principal source of revenues is the sale of pharmaceutical products and human vaccines. We sell these products directly, through alliances and through licensees throughout the world. When we sell products directly, we record sales revenues as part of our consolidated net sales. When we sell products through alliances, the revenues reflected in our consolidated financial statements are based on the overall level of sales of the products and on the arrangements governing those alliances. For more information about our alliances, see “— Financial Presentation of Alliances” below. When we sell products through licensees, we receive royalty income that we record as a reduction in our cost of goods sold, as discussed further below.

Cost of Goods Sold. Our cost of goods sold consists primarily of the cost of purchasing active ingredients and raw materials, labor and other costs relating to our manufacturing activities, packaging materials and distribution costs, as well as government levies that we are required to pay in some countries.

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

Operating Profit/(Loss). Our operating profit (or loss) consists of gross profit less research and development expenses, selling and general expenses and items that we record as “other operating income/(expense), net.” We expense all of our research and development costs as incurred. Our “other operating income/(expense), net” relates primarily to profit sharing arrangements with partners under joint ventures and alliance agreements for the marketing of products. The effects of these profit sharing arrangements are reflected in operating profit. See “— Financial Presentation of Alliances” below for a description of these arrangements. Amortization and impairment of intangible assets is presented below operating profit in our consolidated financial statements.

Adjusted Net Income. We believe that investors’ understanding of our operational performance following the combination of Sanofi-Synthélabo and Aventis is enhanced by disclosing our “adjusted net income.”

We define “adjusted net income”, a non-GAAP financial measure, as net income determined under French GAAP, adjusted to exclude the material impacts of purchase accounting for the Aventis acquisition and certain acquisition-related integration and restructuring costs. We view adjusted net income as an operating performance measure and believe that the most directly comparable French GAAP measure is net income.

Adjusted net income excludes the effects of purchase-accounting treatment under French GAAP related to our acquisition of Aventis. We believe that excluding these non-cash charges will enhance an investor’s understanding of our underlying economic performance after the combination with Aventis because we do not consider that the excluded charges reflect the combined entity’s ongoing operating performance. Rather, we consider that each of the excluded charges reflects the decision, in 2004, to acquire the businesses of Aventis. The purchase-accounting effects on net income primarily relate to:

•	the one-time expensing of acquired research and development in progress;

•	the charges to cost of goods sold resulting from the workdown of acquired inventory that was written up to fair value, net of tax;

•	the charges related to the amortization of the goodwill arising from the acquisition of Aventis;

•	the charges related to the amortization of Aventis’s definite-lived intangible assets, net of tax and minority interests.

In the pro forma statements of income for the years ended December 31, 2003 and December 31, 2004, the differences between adjusted net income and net income are due mainly to the effects of the revaluation of assets and liabilities at fair value.

We also believe (subject to the material limitations discussed below) that disclosing “adjusted net income” will also enhance the comparability of our ongoing operating performance. The elimination of the non-recurring items (the one-time charge for acquired research and development in progress and the charges to cost of goods sold resulting from the workdown of acquired inventory that was written up to fair value) will enhance comparability after the combination from one period to the other. The elimination of the amortization of goodwill resulting from the acquisition of Aventis will also enhance comparability (1) across periods after the combination (because starting in 2005, we are required to publish our financial statements under International Financial Reporting Standards, or IFRS, under which goodwill is not amortized; for a description of IFRS, see Exhibit 99.2 of this annual report) and (2) relative to our peers in the pharmaceutical industry (many of which, including Eli Lilly, Johnson & Johnson, Pfizer, Bristol Myers Squibb, Abbott, Wyeth, Merck & Co. and Schering Plough, report their results under U.S. GAAP, under which accounting principles goodwill is not amortized). Lastly, we believe that the elimination of charges related to the amortization of Aventis’s definite-lived intangible assets will also enhance the comparability of our ongoing operating performance relative to our peers in the pharmaceutical industry that carry these intangible assets (principally patents and trademarks) at low book values either because they are the result of in-house research and development that has already been expensed in prior periods or because they were acquired through business combinations that were accounted as poolings-of-interest.

As a result of the acquisition, we have incurred and will incur significant integration and restructuring costs. We believe it appropriate to exclude these costs from adjusted net income because these integration and restructuring costs are and will be directly and only incurred in connection with the acquisition of Aventis, and we reasonably believe that these costs will disappear or become immaterial within eighteen months of the acquisition. We currently expect to have incurred substantially all of the integration and restructuring costs by the end of 2005. The costs will occur over an eighteen-month period because of the unusual complexity and size of the global business combination and the highly regulated nature of our operations. It is not our business or past practice to restructure on a continuous basis. Prior to our acquisition of Aventis, the last material integration and restructuring costs we incurred arose out of the May 1999 merger between Sanofi and Synthélabo and were substantially expensed by the end of 2001, in accordance with the expectations of management at the time of that merger.

Our management uses and intends to use adjusted net income to manage and to evaluate our performance and we believe it is appropriate to disclose this non-GAAP financial measure, as a supplement to our French GAAP reporting, to assist investors with their analysis of the factors and trends affecting our business performance. We also report adjusted net income as a subtotal in reporting our segment information in accordance with SFAS 131 criteria. See “Note D.29 to the Consolidated Financial Statements” included in Item 18 of this annual report. Our management also uses the measure as a component in setting incentive compensation targets, because it better measures the underlying operational performance of the business and excludes charges over which managers have no control. Our management also uses adjusted net income as the basis for determining dividend policy for the combined Group, by analyzing dividends paid as a ratio of non-GAAP adjusted net income, which management believes provides a consistent basis for comparison across periods. Accordingly, management believes that an investor’s understanding of the evolution of our dividend policy is enhanced by disclosing non-GAAP adjusted net income.

We have also decided to report adjusted earnings per share (EPS). Adjusted earnings per share is a specific financial indicator, which we define as adjusted net income divided by the weighted average number of shares outstanding. Our management also intends to give earnings guidance based on adjusted earnings per share.

We remind investors, however, that non-GAAP adjusted net income should not be considered in isolation from, or as a substitute for, net income reported in accordance with French GAAP. In addition, we strongly encourage investors and potential investors not to rely on any single financial measure but to review our financial statements, including the notes thereto, and our other publicly-filed reports carefully and in their entirety.

There are material limitations associated with the use of non-GAAP adjusted net income as compared to the use of French GAAP net income in evaluating our performance, as described below:

•	The results presented by non-GAAP adjusted net income cannot be achieved without incurring the following costs that the measure excludes:

•	Amortization of identifiable intangible assets acquired from Aventis. Although this amortization is a non-cash charge, it is important for investors to consider it because it represents an allocation in each reporting period of a portion of the purchase price that we paid for the identifiable intangible assets of Aventis (principally patents and trademarks). We paid an aggregate of € 32,090 million for these intangible assets (which, in general, will be amortized over their useful lives ranging from 7 to 17 years). A large part of our revenues after the combination could not be generated without owning these assets. Also, a significant portion of the purchase price paid for these assets has been financed by debt obligations which will need to be repaid in cash in the future. Further, if we do not continuously replace revenue-generating intangible assets as they become unproductive (for example, through researching and developing new pharmaceutical products), we may not be able to maintain or grow our revenues.

•	Integration and restructuring costs. Non-GAAP adjusted net income does not reflect any integration and restructuring costs even though it reflects any synergies that arise from the combination of Sanofi-Aventis and Aventis.

•	The difference in treatment of similar charges may complicate the use of non-GAAP adjusted net income as a comparative measure:

•	Amortization of identifiable intangible assets. Non-GAAP adjusted net income reflects amortization charges related to intangible assets that we owned at the time that we acquired Aventis (and to intangible assets that it may acquire after that acquisition), even though non-GAAP adjusted net income will not reflect the amortization charges related to identifiable intangible assets acquired from Aventis.

•	Amortization of Goodwill. Non-GAAP adjusted net income will reflect the amortization of goodwill that we had recorded on our accounts at the time that we acquired Aventis (and the amortization of goodwill that sanofi-aventis may acquire after that acquisition), even though non-GAAP adjusted net income excludes the amortization of goodwill that arose as a result of the acquisition of Aventis.

We compensate for the above described material limitations by using non-GAAP adjusted net income only to supplement our French GAAP financial reporting (and any reconciliation of French GAAP results to U.S. GAAP that we are required to make under the rules of the U.S. SEC) and by ensuring that our disclosures provide sufficient information for a full understanding of all adjustments included in non-GAAP adjusted net income. In addition, subject to applicable law, we may in the future decide to report additional non-GAAP financial measures which, in combination with non-GAAP adjusted net income, may compensate further for some of the material limitations described above.

In determining the level of future dividend payments, and in analyzing dividend policy on the basis of non-GAAP adjusted net income, our management intends to take into account the fact that a significant portion (approximately €10.5 billion) of the purchase price we paid for Aventis (including the purchase price allocated to identifiable intangible assets and goodwill) has been financed with borrowed funds and that this borrowed money will have to be repaid in cash in the medium term. See “—Consolidated Balance Sheet and Debt”, below. Further, our management intends to take into account the fact that the adjustments reflected in non-GAAP adjusted net income have no effect on the underlying amount of cash available to pay dividends, and that although the adjustments relating to the elimination of the effect of the purchase accounting treatment of the Aventis acquisition represent non-cash charges, the adjustments relating to integration and restructuring costs represent significant cash charges in the periods immediately following the closing of the acquisition.

This Item 5 contains discussion and analysis of adjusted net income on the basis of both consolidated and pro forma financial data. Because our non-GAAP adjusted net income is not a standardized measure, it may not be comparable with the non-GAAP financial measures of other companies having the same or a similar name.

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

Presentation of Net Sales

In the discussion below, we present our consolidated and pro forma net sales for each period, and we break down our net sales among various categories, such as by activity, product and geographical area. We refer to our consolidated and pro forma sales as “reported” sales.

•	Consolidated Net Sales. For 2004, our consolidated net sales include the net sales of Aventis and its subsidiaries from August 20, 2004. For the years ended December 31, 2002 and December 31, 2003, our consolidated net sales comprise the consolidated net sales of Sanofi-Synthélabo for these years.

•	Pro forma Net Sales. Pro forma net sales comprise consolidated net sales as reported by sanofi-aventis, plus Aventis net sales over twelve months for the year ended December 31, 2003 and over the period from January 1 to August 20 for the year ended December 31, 2004, excluding net sales of Arixtra®, Fraxiparine® and Campto® (divested at the request of the antitrust authorities, and eliminated from the start of the periods presented), and excluding the Aventis Behring business which was divested in March 2004. The derivation of our condensed pro forma financial results is set out at Note D.1 to our consolidated financial statements included in Item 18 of this annual report.

In addition to reported sales, we also present and discuss two other non-GAAP indicators that we believe are useful measurement tools to explain changes in our reported net sales:

•	Comparable Sales. When we refer to the change in our net sales on a “comparable” basis, we mean that we exclude the impact of exchange rate fluctuations and changes in our group structure (due to acquisitions and divestitures of entities, rights to products and changes in the consolidation percentage for consolidated entities). For any two periods, we exclude the impact of exchange rates by recalculating net sales for the earlier period on the basis of exchange rates used in the later period. We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product. If there is a change in the consolidation percentage of a consolidated entity, the prior period is recalculated on the basis of the consolidation method used for the current period.

Because of the significance of the impact of the Aventis acquisition, we present our comparable-basis sales for 2004 on a pro forma basis (reflecting the principles discussed above that we used to prepare our pro forma financial data). We believe this is useful because it allows us to exclude from the comparable-basis presentation the impact of exchange rates on sales of Aventis products and of changes in the scope of consolidation at Aventis.

A reconciliation of our reported pro forma net sales to our pro forma comparable-basis net sales is provided below in the unaudited pro forma results of operations section comparing 2003 to 2004, and a reconciliation of our reported consolidated net sales to our consolidated comparable-basis net sales is provided below in the results of operations section comparing 2002 to 2003.

•	Developed Sales. When we refer to “developed sales” of a product, we mean sales consolidated by sanofi-aventis, excluding sales of products to our alliance partners, but including sales not consolidated by sanofi-aventis and made through the alliances with Bristol-Myers Squibb (as described under “— Financial Presentation of Alliances” below) on Plavix® (clopidogrel) and Aprovel® (irbesartan) and with Fujisawa on Stilnox® (zolpidem). Our alliance partners provide us with information about their sales in order to allow us to calculate developed sales. We believe that developed sales are a useful measurement tool because they demonstrate trends in the overall presence of our products in the market. Only products originating from sanofi-aventis research and development are included in alliance partner sales for the purposes of calculating developed sales.

As is the case for comparable basis sales, we present our developed sales on a pro forma basis, given the significance of the Aventis acquisition. We believe this presentation demonstrates trends in the overall presence of sanofi-aventis products in the worldwide market without regard to the date of acquisition.

A reconciliation of our pro forma developed sales to our pro forma net sales is provided below in the unaudited pro forma results of operations section comparing 2003 to 2004, and a reconciliation of our historical developed sales to our historical consolidated net sales is provided below in the results of operations section comparing 2002 to 2003.

Financial Presentation of Alliances

We have entered into a number of alliances for the development, co-promotion and/or co-marketing of our products. We believe that a presentation of our two principal alliances is useful to an understanding of our financial statements.

BMS Alliance

Our revenues, expenses and operating profits are affected significantly by the presentation of our alliance with Bristol-Myers Squibb (BMS) in our consolidated financial statements.

The two products that are subject to the BMS alliance, Aprovel® and Plavix®, accounted for an aggregate of €1,549 million of consolidated net sales in 2002, €2,008 million of consolidated net sales in 2003 and €2,484 million of consolidated net sales in 2004. Total developed sales of the two products amounted to an aggregate of €3,655 million in 2002, €4,480 million in 2003 and €5,557 million in 2004.

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

In 2004, we received an aggregate of €650 million in royalties under the alliance arrangements, and we paid BMS an aggregate of €63 million in royalties under the alliance arrangements (compared to €501 million and €51 million, respectively, in 2003).

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

In countries where the products are marketed by BMS on a co-marketing basis, or through alliances under the operational management of BMS, we also earn revenues from the sale of the active ingredients for the products, which we record as net sales in our consolidated statement of income.

P&G Alliance

The other principal alliance with a significant effect on our revenues, expenses and operating profits is our alliance with Procter & Gamble Pharmaceuticals (P&G) relating to the product Actonel® (risedronate sodium). Actonel®, a new-generation biphosphonate indicated for the treatment and prevention of osteoporosis, is developed and marketed in collaboration with P&G under an agreement signed in April 1997 and amended on October 8, 2004. This agreement covers the worldwide development and marketing of the product except for Japan, which is not included in the alliance and is covered by a separate marketing agreement.

Under the Actonel® alliance, local marketing arrangements may take various forms:

•	Co-promotion, whereby sales resources are pooled but only one of the two partners invoices product sales. Co-promotion is carried out under contractual agreements and is not based on any specific legal entity. As of December 31, 2004, P&G sells the product and incurs all the related costs for the following countries: United States of America, Canada, France, Germany, Belgium, the Netherlands and Luxembourg. We recognize our share of revenues under the agreement in the statement of income on the line “Other operating income/(expense), net”. In the United Kingdom and Ireland, we sell the product, and recognize all the revenues from sales of the product along with the corresponding expenses in our consolidated statement of income.

•	Co-marketing, which applies only in Italy, whereby each partner sells the product in the country under its own name, and recognizes all revenues and expenses from its own operations in its statement of income.

•	In all other territories, we have exclusive rights to sell the product. We recognize all revenues and expenses from our own operations in our statement of income, but in return for these exclusive rights pay P&G a royalty based on actual sales. This royalty is recognized in cost of goods sold.

Impact of Exchange Rates

We report our consolidated financial statements in euros. Because we earn a significant portion of our revenues in countries where the euro is not the local currency, our results of operations can be significantly impacted by exchange rate movements between the euro and other currencies, primarily the U.S. dollar, the British pound, the Japanese yen and, to a lesser extent, currencies in emerging countries. We experience these effects even though certain of these countries do not account for a large portion of our net sales. In 2004, we earned 34.5% of our pro forma net sales in the United States. A decrease in the value of the U.S. dollar against the euro, like that experienced during 2003 and 2004, has a negative impact on our revenues, which is not offset by an equal reduction in our costs and therefore negatively impacts our operating profits. A decrease in the value of the U.S. dollar has a particularly significant impact on our operating margins, which are higher in the United States than elsewhere due mainly to the fact that we record operating profit, but only limited consolidated net sales, from sales of Plavix® and Aprovel® in the United States by alliance entities under the operational management of BMS.

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

Divestments

In connection with our acquisition of Aventis, and to comply with the demands of the U.S. and European antitrust authorities, we sold our worldwide rights in respect of two products, Arixtra® and Fraxiparine®, and related assets including the manufacturing facility at Notre-Dame de Bondeville in France, to the GlaxoSmithKline group (GSK). The contract price was €453 million, subject to adjustment, and the sale was conditional upon completion of our offers for Aventis. The sale was completed on September 1, 2004.

In addition, in response to requests made by the antitrust authorities, Aventis sold its interest in the product Campto® (irinotecan) to Pfizer for a maximum price of $620 million including milestone payments based on registration of new future indications. Pfizer took over key clinical studies for Campto® that were being conducted by Aventis, together with certain patents and other assets relating to territories where Pfizer was marketing irinotecan, including the United States. In a second phase, Pfizer acquired all the other assets relating to Campto® held by Aventis. The sale was completed on October 1, 2004.

In addition to these divestments, Aventis sold its interest in its subsidiary Aventis Behring. Because the sale took place before our acquisition of Aventis, the sale had no impact on our consolidated financial statements. In addition, in the preparation of our pro forma statements of income, the results of operations of Aventis Behring have been excluded from those of Aventis. See Note D.1, point 5, to our consolidated financial statements included in “Item 18. Financial Statements” in this report.

Results of Operations

Sales of top 15 products

As noted above, one important impact of the Aventis acquisition was to change the composition of our top selling pharmaceutical products, which account for the bulk of our consolidated net sales. Our top 15 products accounted for 60.5% of our pro forma net sales for the pharmaceuticals activity in 2004.

Because 9 of our top 15 products are products acquired with Aventis, trends with respect to the sales of these products are not fully reflected in our consolidated financial statements for 2004, and are not reflected at all in our consolidated financial statements for 2002 or 2003. The following table shows total sales of our current top 15 products in 2003 and 2004, indicating which products have always been our products (an “S” appears in parentheses after the product name) and which are former Aventis products (an “A” appears in parentheses after the product name).

In millions of euros	Indication	2003 pro forma reported	2004 pro forma	Change (%) 2003/2004

Product
Lovenox® (A)	Thrombosis	1,647	1,904	+15.6%
Plavix® (S)	Atherothrombosis	1,325	1,694	+27.8%
Allegra® (A)	Allergic rhinitis	1,740	1,502	-13.7%
Taxotere® (A)	Breast cancer, lung cancer, prostate cancer	1,359	1,436	+5.7%
Stilnox® (S)	Insomnia	1,345	1,423	+5.8%
Eloxatine® (S)	Colorectal cancer	824	1,220	+48.1%
Delix®/Tritace® (A)	Hypertension	1,182	972	-17.8%
Lantus® (A)	Diabetes	498	843	+69.3%
Aprovel® (S)	Hypertension	683	790	+15.7%
Copaxone® (A)	Multiple sclerosis	620	742	+19.7%
Amaryl® (A)	Diabetes	600	684	+14.0%
Actonel® (A)	Osteoporosis, Paget’s disease	194	305	+57.2%
Depakine® (S)	Epilepsy	277	303	+9.4%
Nasacort® (A)	Allergic rhinitis	278	287	+3.2%
Xatral® (S)	Benign prostatic hyperplasia	222	281	+26.6%

Year ended December 31, 2004 compared with year ended December 31, 2003

Consolidated Results of Operations

Consolidated net sales

We had total consolidated net sales of €15,043 million in 2004, representing an increase of 86.9% over net sales of €8,048 million in 2003. The magnitude of the difference was the result of the consolidation of the net sales of Aventis beginning on August 20, 2004.

Our consolidated net sales are generated by our two main businesses: our pharmaceuticals activity and our human vaccines activity. The following table breaks down our 2004 and 2003 consolidated net sales by activity:

	2003 reported	2004 reported	Change (%) reported
In millions of euros
Pharmaceuticals Human vaccines	8,048 0	14,360 683	+78.4 —%

Total	8,048	15,043	+86.9%

We divide our sales into three markets: Europe, the United States and other countries. The following table breaks down our 2004 and 2003 consolidated net sales by market:

	2003 reported	2004 reported	Change (%) reported
In millions of euros
Europe United States Other countries	4,693 1,912 1,443	7,351 4,658 3,034	+56.6 +143.6 +110.2	% % %

Total	8,048	15,043	+86.9%

In Europe, we had consolidated net sales of €7,351 million in 2004, representing 48.8% of total consolidated net sales in 2004, compared to 58.3% in 2003.

In the United States, our consolidated net sales reached €4,658 million in 2004, representing 31.0% of total consolidated net sales in 2004, compared to 23.8% in 2003, reflecting the greater relative presence of Aventis in the United States compared to sanofi-aventis prior to the acquisition.

In other countries, our consolidated net sales reached €3,034 million in 2004, representing 20.2% of total consolidated net sales, compared to 17.9% in 2003.

Consolidated gross profit

Our consolidated gross profit was €11,290 million in 2004, compared to €6,620 million in 2003, and represented 75.1% of consolidated net sales in 2004, compared to 82.3% in 2003. This decrease in gross margin was mainly due to an increase of €539 million in the cost of goods sold (before tax), reflecting the accounting treatment of the Aventis acquisition which led us to record the inventory of Aventis at fair value rather than historical cost, leaving us with significantly reduced margins when we sold part of this inventory in 2004.

Consolidated operating loss

Our consolidated operating loss was €305 million in 2004, compared to a consolidated operating profit of €3,075 million in 2003. This change was due mainly to the accounting treatment of the Aventis acquisition, which impacted cost of goods sold as described above and our research and development expenses as described below.

The following table breaks down our operating profit for 2004 and 2003 among its principal components:

	2003		2004
In millions of euros		As % of net sales		As % of net sales
Net sales	8,048	100.0%	15,043	100.0%
Cost of goods sold	(1,428)	(17.7%)	(3,753)	(24.9%)
Gross profit	6,620	82.3%	11,290	75.1%
Research and development expenses	(1,316)	(16.4%)	(7,455)	(49.6%)
Selling and general expenses	(2,477)	(30.8%)	(4,500)	(29.9%)
Other operating income/(expense), net	248	3.1%	360	2.4%
Operating profit	3,075	38.2%	(305)	(2.0%)

Research and development expenses increased to €7,455 million in 2004, compared to €1,316 million in 2003, and represented 49.6% of consolidated net sales in 2004, compared to 16.4% in 2003. This increase was due in particular to the accounting treatment of the Aventis acquisition, which required us to record an expense equal to the value of the Aventis research and development in progress at the time of the acquisition (€5,046 million) and to the inclusion of Aventis research and development expenses from August 20, 2004.

For additional information regarding our R&D activities, please see “Item 4. Information on the Company — Business Overview — Research and Development.”

Selling and general expenses were €4,500 million in 2004 compared to €2,477 million in 2003. This increase was mainly due to the inclusion of Aventis selling and general expenses from August 20, 2004.

Our “other operating income/(expense), net” was €360 million in 2004, compared to €248 million in 2003. As discussed above, this item reflects operating profits of our alliances (mainly, Bristol-Myers Squibb, and in 2004, Procter & Gamble Pharmaceuticals, Altana, Fujisawa, Sankyo and Teva) to which we are entitled or to which our partners are entitled. In 2004, our profit share from sales of Plavix® and Aprovel® by alliance entities under the operational management of BMS, mainly in North America, were €581 million, compared to €436 million in 2003. We paid to BMS profit shares relating to sales of these products by alliance entities under our operational management in the amount of €257 million euros in 2004, compared to €173 million in 2003.

Amortization and impairment of intangibles

Our amortization and impairment of intangible assets was €1,563 million in 2004, compared to €129 million in 2003, including €1,442 million arising from the amortization of intangible assets acquired on the acquisition of Aventis from August 20, 2004 and €11 million on Arixtra® and Fraxiparine® over the first eight months of the year.

Consolidated net financial income/(expense)

Consolidated net financial income decreased from €155 million in 2003 to €25 million in 2004. This reduction was due mainly to the cost of our increased debt resulting from the financing the acquisition of Aventis.

Exceptional items

We recorded a net exceptional loss of €402 million in 2004, compared to net exceptional income of €24 million in 2003. The loss in 2004 includes restructuring charges of €557 million arising from the acquisition of Aventis.

Income taxes

Income taxes decreased to €819 million in 2004 from €1,058 million in 2003. Our effective tax rate in 2004 and 2003 are not comparable because of the consolidated net loss recorded in 2004 and because of the business combination with Aventis. For tax purposes the accounting expense equal to the value of the Aventis research and development in progress at the time of the acquisition (€5,046 million) is not recognized as an expense in the calculation of taxable income. For additional information on our income taxes in 2004, see “— Year Ended December 31, 2004 compared with year ended December 31, 2003 — Unaudited Pro Forma Results of Operations — Pro Forma Income Taxes”.

Income from equity investees, net

Equity investees contributed a net loss of €261 million in 2004, compared to net income of €20 million in 2003. In addition to the Group’s share of the net income or loss of equity investees for the year, this line also includes charges relating to companies accounted for by Aventis using the equity method, including inventory recorded at fair value as of August 20, 2004, the expensing of our share of acquired research, and amortization of goodwill and intangible assets of these companies.

Goodwill amortization

Goodwill amortization amounted to €292 million in 2004, compared to €8 million in 2003. This increase reflects the amortization of goodwill arising from the acquisition of Aventis (€283 million).

Minority interests

Minority interests made a positive contribution to net income of €7 million in 2004, compared to a negative contribution of €3 million in 2003. In 2004, net income from minority interests included a negative contribution of €4 million attributable to the minority shareholders of Hoechst and a positive contribution of €15 million attributable to other minority shareholders, corresponding to minority shareholders’ share in the amortization of fair value remeasurements made to the acquired assets and liabilities of Aventis.

Consolidated net income/(loss)

As a result of the foregoing, we recorded a consolidated net loss of €3,610 million in 2004, compared to consolidated net income of €2,076 million in 2003.

Year ended December 31, 2004 compared with year ended December 31, 2003

Unaudited Pro Forma Results of Operations

We have prepared an unaudited pro forma statement of income for 2004 that presents our results of operations as if the acquisition had taken place on January 1, 2004. In accordance with French regulatory requirements, we have also prepared a comparative unaudited pro forma statement of income for 2003. The comparative unaudited pro forma statement of income presents our results of operations as if the acquisition had taken place on January 1, 2003. For a detailed description of the principles used to establish the pro forma financial statements, see Note D.1, section 5, to the consolidated financial statements.

Pro Forma Developed Sales

As discussed above, pro forma developed sales are an indicator of the worldwide market presence of sanofi-aventis products. Pro forma developed sales were €28,529 million in 2004, representing an increase of 12.3% over €25,402 million of pro forma developed sales in 2003 on a comparable basis.

The following table reconciles our pro forma comparable-basis developed sales and our pro forma comparable-basis net sales for the years ended December 31, 2003 and 2004 (pro forma comparable-basis net sales are reconciled to pro forma reported net sales under the heading “Pro Forma Net Sales” below):

In millions of euros	2003	2004
Pro forma comparable-basis net sales	23,110	25,418
Non-consolidated sales of Plavix®/Iscover®, net of sales of product to Bristol-Myers Squibb and related entities	1,733	2,414
Non-consolidated sales of Aprovel®/Avapro®/Karvea®, net of sales of product to Bristol-Myers Squibb and related entities	524	659
Non-consolidated sales of Stilnox®/Myslee®, net of sales of product to Fujisawa	35	38

Pro forma comparable-basis developed sales	25,402	28,529

The following table sets forth pro forma developed sales of Plavix® and Aprovel® in 2004 and 2003, broken down into three geographic markets:

	2003 Pro forma comparable	2004 Pro forma	Change (%) Comparable
In millions of euros
Plavix®/Iscover® Europe United States Other countries	1,059 1,658 330	1,354 2,289 465	+27.9 +38.1 +40.9	% % %

Sub-total	3,047	4,108	+34.8%

Aprovel®/Avapro®/Karvea® Europe United States Other countries	633 366 202	725 455 269	+14.5 +24.3 +33.2	% % %

Sub-total	1,201	1,449	+20.6%

Total pro forma developed sales	25,402	28,529	+12.3%

Pro forma developed sales of Plavix® were €4,108 million in 2004, a 34.8% increase over 2003 on a comparable basis. In the United States, developed sales of Plavix® reached €2,289 million, an increase of 38.1% on a comparable basis. Plavix® sales in the United States, which are included in the developed sales totals but are not reflected in our consolidated net sales, resulted in part from an increase in overall U.S. demand for Plavix®, with overall prescription volume increasing by 23.5% from 2003 to 2004 (based on Prescriptions TRx – IMS NPA 3 channels – 2004). In Europe, Plavix® confirmed its leading status, with developed sales up 27.9% on a comparable basis at €1,354 million. In other countries, sales rose by 40.9% in 2004 compared to 2003 on a comparable basis.

Pro forma developed sales of Aprovel® were €1,449 million in 2004, a 20.6% increase over 2003 on a comparable basis. In the United States, developed sales of Aprovel® reached €455 million, an increase of 24.3% over 2003 on a comparable basis. As with Plavix®, U.S. sales of Aprovel® are not included in our consolidated net sales, although they are included in developed sales. During 2004, overall U.S. demand for Aprovel® was up, with a 15.4% increase in overall prescription volume from 2003 to 2004 (based on Prescriptions TRx – IMS NPA 3 channels – 2004). In Europe and in the other countries, developed sales of Aprovel® increased by 14.5% and 33.2%, respectively, on a comparable basis over 2003.

Pro forma net sales

Our pro forma net sales were €25,418 million in 2004, an increase of 4.6% over pro forma net sales of €24,296 million in 2003, or an increase of 10.0% on a comparable basis. Our pro forma net sales were negatively impacted by 4.1 percentage points due to currency effects, more than two-thirds of which came from the decline in the US dollar against the euro (the remainder came mainly from Latin America and Japan). Changes in group structure, reflecting products divested by Aventis in 2003 and in the first half of 2004, had a net unfavorable impact of 1.3 percentage points on pro forma net sales growth.

The following table sets forth a reconciliation of our pro forma reported net sales for the year ended December 31, 2003 and our pro forma comparable-basis net sales for that year based on 2004 exchange rates and group structure:

In millions of euros	2003
2003 pro forma reported-basis net sales	24,296

Impact of changes in group structure	-289
Impact of exchange rates	-897

2003 pro forma comparable-basis net sales	23,110

The following tables reconcile our consolidated net sales to pro forma net sales, with a breakdown between our two main activities, pharmaceuticals and human vaccines, and by market (Europe, U.S. and other countries) for each of the years 2004 and 2003:

Reconciliation of 2004 consolidated net sales to pro forma net sales

	2004 net sales consolidated	Adjustments		2004 net sales pro forma
In millions of euros		A	B
Pharmaceuticals	14,360	9,969	-535	23,794
Human vaccines	683	941	—	1,624

Total	15,043	10,910	-535	25,418

	2004 net sales consolidated	Adjustments		2004 net sales pro forma
In millions of euros		A	B
Europe	7,351	4,218	-447	11,122
United States	4,658	4,124	-10	8,772
Other countries	3,034	2,568	-78	5,524

Total	15,043	10,910	-535	25,418

The adjustments between 2004 consolidated net sales and pro forma net sales relate to:

•	in column A, net sales generated by Aventis and its consolidated subsidiaries from January 1, 2004 to August 20, 2004; and

•	in column B, the pro forma divestment of Arixtra®/Fraxiparine® and Campto®.

Reconciliation of 2003 consolidated net sales to pro forma net sales

	2003 net sales consolidated	Adjustments		2003 net sales pro forma
In millions of euros		A	B
Pharmaceuticals	8,048	15,240	-593	22,695
Behring	—	974	-974	0
Human vaccines	—	1,601	—	1,601

Total	8,048	17,815	-1,567	24,296

	2003 net sales consolidated	Adjustments		2003 net sales pro forma
In millions of euros		A	B
Europe	4,693	6,439	-477	10,655
United States	1,912	7,425	-1,002	8,336
Other countries	1,443	3,951	-88	5,305

Total	8,048	17,815	-1,567	24,296

The adjustments between 2003 consolidated net sales and pro forma net sales relate to:

•	in column A, non-consolidated net sales generated by Aventis in 2003, and

•	in column B, the pro forma divestment of Arixtra®/Fraxiparine®, Campto® and Aventis Behring.

Pro forma net sales by product — Pharmaceuticals

Pro forma net sales for our pharmaceuticals business were €23,794 million in 2004, an increase of 10.2% on a comparable basis (and 4.8% on a reported basis) over 2003. The main reason for this growth was the strong performance of our top 15 products, which represented 60.5% of pro forma net sales for our pharmaceuticals business in 2004, compared to 56.5% in 2003 (on a comparable basis).

The following table breaks down our pro forma net sales for the pharmaceuticals business by product:

In millions of euros	Indication	2003 Pro forma reported	2003 Pro forma comparable	2004 Pro forma	Change (%)
					Reported	Comparable
Product
Lovenox®	Thrombosis	1,647	1,556	1,904	+15.6%	+22.4%
Plavix®	Atherothrombosis	1,325	1,314	1,694	+27.8%	+28.9%
Allegra®	Allergic rhinitis	1,740	1,614	1,502	-13.7%	-6.9%
Taxotere®	Breast cancer, lung cancer, prostate cancer	1,359	1,290	1,436	+5.7%	+11.3%
Stilnox®	Insomnia	1,345	1,234	1,423	+5.8%	+15.3%
Eloxatine®	Colorectal cancer	824	778	1,220	+48.1%	+56.8%
Delix®/Tritace®	Hypertension	1,182	1,176	972	-17.8%	-17.3%
Lantus®	Diabetes	498	469	843	+69.3%	+79.7%
Aprovel®	Hypertension	683	677	790	+15.7%	+16.7%
Copaxone®	Multiple sclerosis	620	583	742	+19.7%	+27.3%
Amaryl®	Diabetes	600	576	684	+14.0%	+18.8%
Actonel®	Osteoporosis, Paget’s disease	194	191	305	+57.2%	+59.7%
Depakine®	Epilepsy	277	275	303	+9.4%	+10.2%
Nasacort®	Allergic rhinitis	278	259	287	+3.2%	+10.8%
Xatral®	Benign prostatic hyperplasia	222	220	281	+26.6%	+27.7%
Sub-total for the top 15 products		12,794	12,212	14,386	+12.4%	+17.8%
Other products		9,902	9,387	9,408	-5.0%	+0.2%

Total Pharmaceuticals		22,696	21,599	23,794	+4.8%	+10.2%

Lovenox® was our largest product in terms of pro forma net sales in 2004. Pro forma net sales of the product were €1,904 million in 2004, up 22.4% on a comparable basis over 2003. Pro forma net sales of Lovenox® increased by 24.0% on a comparable basis in the United States to €1,138 million and by 20.2% in Europe to €580 million. Sales growth in the United States resulted from increased marketing and promotional efforts, started in 2003, and from patients switching from unfractionated heparins, which are estimated to still represent 71% of the U.S. market by volume across all indications (Solucient, October 2004), to low molecular weight heparins, such as Lovenox®.

Pro forma net sales of Plavix® were €1,694 million in 2004, up 28.9% on a comparable basis over 2003. The continued strong level of growth in Plavix® since its launch in 1998 comes from both Europe and the other countries. The difference between reported growth and comparable growth is relatively small because U.S. sales are limited to sales of active ingredients to the alliance entities under the operational management of BMS.

Pro forma net sales of Allegra® decreased 6.9% on a comparable basis to €1,502 million in 2004. Pro forma net sales of Allegra® in the United States amounted to €1,197 million compared to €1,310 million on a comparable basis in 2003, reflecting price pressure from the introduction of OTC competitors in this market, largely offset by an increase in the product’s market share (see “Item 4. Information on the Company — Principal Products” and “— Competition”).

In 2004, pro forma net sales of Taxotere® reached €1,436 million, up 11.3% on a comparable basis over 2003. The difference between the 11.3% increase in sales of Taxotere® on a comparable basis and the 5.7% on a reported basis is due to the weakness of the dollar, as we realize a significant portion of our Taxotere® sales in the United States. Pro forma sales increased by 31.0% in Europe to €502 million, with growth particularly strong in France. Pro forma sales of Taxotere® decreased by 1.1% in the United States on a comparable basis. Taxotere® has been at a disadvantage in the United States due to its reimbursement treatment, which, as expected, was changed as of January 1, 2005 and should lead to an improvement in sales of Taxotere® in 2005.

Pro forma net sales of Stilnox® reached €1,423 million, up 15.3% on a comparable basis over 2003. The difference between the 15.3% increase in sales of Stilnox on a comparable basis and the 5.8% on a reported basis is due to the weakness of the dollar, as we realize a majority of Stilnox® sales in the United States (marketed under the brand name Ambien®). Pro forma net sales of Stilnox® were €1,198 million in the United States in 2004, up 17.8% on a comparable basis. During 2004, overall U.S. demand for Stilnox® was up, with a 10.5% increase in overall prescription volume from 2003 to 2004 (based on Prescriptions TRx – IMS NPA 3 channels – 2004). Pro forma net sales of Stilnox® in Japan (marketed under the brand name Myslee®) increased 24.1% on a comparable basis to €60 million, as its market share continued to grow. See “Item 4. Information on the Company — Principal Products” and “— Competition.”

Pro forma net sales of Eloxatine® reached €1,220 million in 2004, up 56.8% on a comparable basis over 2003. Pro forma net sales increased by 73.5% in the United States on a comparable basis to €722 million and 35.7% in Europe to €410 million. The increase reflects primarily volume growth following the approval of Eloxatine® for new indications in the United States in 2004. In November 2004, the FDA approved Eloxatine® for the treatment of colon cancer following surgery. See “Item 4. Information on the Company — Principal Products.”

Pro forma net sales of Tritace® amounted to €972 million in 2004, down 17.3% on a comparable basis over 2003, reflecting the impact of generics in Germany and the United Kingdom. However, the product registered double-digit growth in Canada and France where patents remain in force.

Pro forma net sales of Lantus® increased 79.7% on a comparable basis over 2003 to €843 million. This product, first launched in Germany in 2000, was launched in a number of other major markets in 2003. In 2004 in the United States, pro forma net sales of Lantus® increased 57.2% on a comparable basis to €495 million, with Lantus® becoming the best-selling insulin brand in the United States. See “Item 4. Information on the Company — Principal Products” and “— Competition.” Pro forma net sales of Lantus® increased 111.4% on a comparable basis in Europe in 2004, reaching €295 million.

Pro forma net sales of Aprovel® were €790 million in 2004, up 16.7% on a comparable basis. See “— Pro Forma Developed Sales” above for more information.

Pro forma net sales of Copaxone® were €742 million in 2004, up 27.3% on a comparable basis.

Pro forma net sales of Amaryl® amounted to €684 million in 2004, up 18.8% on a comparable basis. In 2004, pro forma net sales increased 32.0% in the United States, reaching €216 million, and 9.0% in Europe, reaching €239 million.

Pro forma net sales of Actonel® reached €305 million in 2004, up 59.7% on a comparable basis over 2003. In Japan, 2004 pro forma net sales of Actonel® were €46 million, up 56.5% on a comparable basis.

Pro forma net sales of Depakine® amounted to €303 million in 2004, up 10.2% on a comparable basis, with strong growth of 19.6% in the “Other countries” market.

Pro forma net sales of Nasacort® totaled €287 million in 2004, up 10.8% on a comparable basis.

Pro forma net sales of Xatral® totaled €281 million in 2004, up 27.7% on a comparable basis.

Pro forma net sales of other pharmaceutical products amounted to €9,408 million in 2004, stable on a comparable basis compared to 2003 (+0.2%). For a description of our other pharmaceutical products, see “Item 4. Information on the Company — Business Overview — Other Pharmaceutical Products.”

Pro forma net sales — Human vaccines

Pro forma net sales of our human vaccines business were €1,624 million in 2004, representing an increase of 1.4% on a reported basis and 7.5% on a comparable basis. The difference between the increase in sales on a reported basis and on a comparable basis is due to the weakness of the dollar as we realize a significant portion of our sales of human vaccines in the United States.

The following table presents the sales of our human vaccines activity by vaccine type:

	2003 Pro forma Reported	2003 Pro forma Comparable	2004 Pro forma	Change (%) Reported	Change (%) Comparable
In millions of euros
Influenza vaccines	418	394	524	+25.4%	+33.0%
Pediatric combination vaccines	348	328	336	-3.4%	+2.4%
Polio vaccines	236	221	184	-22.0%	-16.9%
Adult booster vaccines	143	133	174	+21.7%	+30.1%
Travel vaccines	158	151	147	-7.0%	-2.6%
Meningitis vaccines	81	76	86	+6.2%	+13.1%
Other	216	208	173	-19.9%	-16.8%

Total Human Vaccines	1,601	1,511	1,624	+1.4%	+7.5%

The growth of our human vaccines business was mainly driven by growth in influenza vaccines, adult booster vaccines and meningitis vaccines. Influenza vaccines reported strong growth, especially in the northern hemisphere, due in part to increasingly broad government immunization recommendations in the United States. Pro forma net sales of pediatric combination vaccines decreased due to tough competition in the United States and Latin America. Pro forma net sales of polio vaccines saw a decline of 16.9% on a comparable basis, due mainly to increased use of combination vaccines. Adult booster vaccines were lifted by heavy demand for Adacel® in Canada and the Td vaccine in the United States. Travel vaccines were down slightly due to production problems during 2004. Demand for meningitis vaccines grew strongly among non-government purchasers in the United States, rising by 70% in 2004.

In Europe, our vaccines business is conducted through our joint venture with Merck & Co (Sanofi Pasteur MSD), the sales of which are accounted for using the equity method and therefore not included in pro forma net sales (we have an interest of 50% in Sanofi Pasteur MSD). Sanofi Pasteur MSD recorded sales of €651 million in 2004, an increase of 10.2% on a comparable basis against €591 million in 2003.

Pro forma net sales by geographic area

	2003 Pro forma Reported	2003 Pro forma Comparable	2004 Pro forma	Change (%) Reported		Change (%) Comparable
In millions of euros
Europe United States Other countries	10,655 8,336 5,305	10,500 7,553 5,057	11,122 8,772 5,524	+4.4 +5.2 +4.1	% % %	+5.9 +16.1 +9.2	% % %

Total	24,296	23,110	25,418	+4.6%		+10.0%

In Europe, our pro forma net sales amounted to €11,122 million, representing an increase of 4.4% on a reported basis and 5.9% on a comparable basis, with an increase of 4.3% in France and 5.3% in Germany. This growth was achieved despite difficult market conditions and the arrival of generic forms of Tritace®. Europe represented 43.8% of our total pro forma net sales in 2004, compared to 45.4% in 2003.

In the United States, our pro forma net sales reached €8,772 million, representing an increase of 5.2% on a reported basis and 16.1% on a comparable basis. The difference between reported and comparable sales is principally due to the weakness of the U.S. dollar compared to the euro. Growth in the United States was principally driven by the success of Lantus®, which had U.S. net sales of €495 million and 57.2% comparable- basis growth; Eloxatine®, which had U.S. net sales of €722 million euros and 73.5% comparable-basis growth; Lovenox®, which had U.S. net sales of €1,138 million and 24.0% comparable-basis growth; and Ambien®, which had U.S. net sales of €1,198 million and 17.8% comparable-basis growth. The United States represented 34.5% of total pro forma net sales in 2004, compared to 32.7% in 2003.

In other countries, our pro forma net sales reached €5,524 million, representing an increase of 4.1% on a reported basis and 9.2% on a comparable basis. In Japan, pro forma net sales of our pharmaceuticals activity increased 4.7% in 2004 to €1,086 million, with sales growth of 56.5% for Actonel®, 23.7% for Amaryl® and 19.9% for Myslee®, all on a comparable basis. The other countries represented 21.7% of pro forma net sales in 2004, compared to 21.9% in 2003.

Pro forma gross profit

Our pro forma gross profit was €19,376 million in 2004, an increase of 4.7% compared to 2003, and represented 76.2% of our total pro forma net sales in both 2004 and 2003.

The overall stability in gross margin mainly reflects two opposing factors:

•	a sharp increase in European government levies on the pharmaceuticals industry, representing a loss of margin of 0.4 of a percentage point; and

•	an increase in net royalty income from Plavix® and Aprovel®, representing an increase of 0.3 percentage points in gross margin.

In 2004, we recognized royalty income of €650 million and made royalty payments of €63 million (compared to, respectively, €501 million and €51 million in 2003) under the worldwide alliance with Bristol-Myers Squibb on Plavix® and Aprovel®.

Pro forma operating profit

Our pro forma operating profit was €8,163 million in 2004, representing a 12.5% increase compared to our pro forma operating profit in 2003 of €7,524 million.

Pro forma operating profit in 2004 represented 32.1% of pro forma net sales, compared to 29.9% in 2003, an increase of 2.2 percentage points. This improvement in pro forma operating profit and margin was driven by:

•	continued strong sales of our top 15 products, which were up 17.8% on a comparable basis at €14,386 million, representing 60.5% of pro forma net sales for our pharmaceuticals activity (compared to 56.5% in 2003), combined with stable sales of our other products taken as a whole;

•	lower pro forma research and development expenses, which amounted to €3,961 million (15.6% of pro forma net sales) in 2004, representing a decrease of 2.6% compared to 2003 when milestone payments to biotechnology companies under collaboration agreements were at a particularly high level;

•	an increase of only 2.2% in pro forma selling and general expenses to €7,678 million in 2004, resulting from the efforts of both sanofi-aventis and Aventis to reduce recruitment following the announcement of the acquisition of Aventis in the first half of 2004; and

•	an increase in our net profit share from our alliances with BMS.

The following table breaks down our pro forma operating profit for 2004 and 2003 among its principal components:

	2003		2004		2003/2004
In millions of euros	Pro forma	As % of net sales	Pro forma	As % of net sales	Change (%)
Net sales	24,296	100.0%	25,418	100.0%	+4.6%
Cost of goods sold	(5,783)	(23.8%)	(6,042)	(23.8%)	+4.5%
Gross profit	18,513	76.2%	19,376	76.2%	+4.7%
Research and development expenses	(4,068)	(16.7%)	(3,961)	(15.6%)	-2.6%
Selling and general expenses	(7,515)	(30.9%)	(7,678)	(30.2%)	+2.2%
Other operating income/(expense), net	324	1.3%	426	1.7%	+31.5%
Pro forma operating income	7,254	29.9%	8,163	32.1%	+12.5%

Pro forma research and development expenses decreased to €3,961 million in 2004, representing 15.6% of our pro forma net sales and a decrease of 2.6% compared to 2003. The decrease is mainly due to a decrease in milestone payments, which were particularly significant in 2003 (€117 million in 2003 compared to €38 million in 2004), and higher expenses on large-scale clinical trials in 2003 (especially on rimonabant and Lovenox®), which were completed during the course of 2004.

Pro forma selling and general expenses were €7,678 million in 2004, representing an increase of 2.2% over 2003. The successful efforts of both sanofi-aventis and Aventis in reducing recruitment following the announcement of the acquisition of Aventis in the first half of 2004 helped to limit the growth of these expenses.

Pro forma “other operating income/(expense), net” amounted to income of €426 million in 2004, an increase of 31.5% compared to 2003. As discussed above, this item reflects operating profits of our alliances (mainly, Bristol-Myers Squibb, Procter & Gamble Pharmaceuticals, Altana, Fujisawa, Sankyo and Teva) to which we are entitled or to which our partners are entitled. Overall, the increase in this item reflects strong growth for Plavix® and Aprovel® in Europe and the United States, and for Actonel® in the United States. In 2004, our profit share from sales of Plavix® and Aprovel® by our alliance entity under the operational management of BMS, mainly in North America, was €581 million, compared to €436 million in 2003. We paid to BMS profit shares of €257 million euros in 2004, compared to €173 million in 2003.

Pro forma amortization and impairment of intangibles

Pro forma charges for amortization and impairment of intangibles amounted to €3,950 million in 2004, after the elimination for pro forma purposes of €11 million of amortization relating to Arixtra® and Fraxiparine® and €94 million of amortization of Aventis intangible assets, and after recognition of a charge of €2,398 million for the amortization of the acquired intangible assets of Aventis. Overall, this represents a decrease of 5.3% relative to the 2003 pro forma figure of €4,171 million. The decrease in amortization was mainly due to the effect of exchange rates.

Pro forma net financial income/(expense)

Pro forma net financial income/(expense) amounted to a net expense of €599 million in 2004, compared to a net expense of €633 million in 2003. This change is mainly due to:

•	a decrease in interest expenses as a result of lower interest rates and an improvement in the overall cash position as a result of cash generated by operations;

•	a charge of €76 million for impairment of investments in 2004, compared with €2 million in 2003.

Pro forma exceptional items

Pro forma exceptional items, net showed net expenses of €528 million in 2004, compared to €41 million in 2003. The significant increase in expenses in 2004 figure is mainly due to the following factors:

•	the inclusion of €557 million of restructuring charges in connection with the acquisition of Aventis; and

•	the inclusion of bid-defense costs of €156 million incurred by Aventis in connection with the offer by Sanofi-Synthélabo in 2004;

partially offset by:

•	the inclusion of Aventis restructuring costs pre-dating the acquisition in the amount of €140 million for 2004, compared to €218 million in 2003; and

•	charges and provisions relating to previously divested activities that amounted to €63 million in 2004, compared to €221 million in 2003. These divestments were unrelated to the acquisition of Aventis.

Net gains on disposals were largely stable at €420 million in 2004, compared to net gains of €428 million in 2003.

Pro forma income taxes

Pro forma income taxes amounted to €614 million in 2004, compared to €296 million in 2003. The 2003 and 2004 figures included major items with opposite effects: the income tax charge on ordinary activities (effective tax rate of 31.5% in 2004 versus 28.1% in 2003, when there were substantial reversals of provisions), and the deferred tax asset arising from the amortization of acquired intangible assets (rate of 37% in 2003 and 2004).

Pro forma income from equity investees, net

We recorded a net loss from equity investees of €88 million in 2004, compared to a net loss of €239 million in 2003. This change was due to trends in the results of the companies in which we hold equity interests:

•	DyStar, the interest in which was sold during 2004, and which made a negative contribution of €32 million in 2004 and €105 million in 2003;

•	Rhodia, no longer equity-accounted in 2004, which made a negative contribution of €102 million in 2003; and

•	Wacker-Chemie, which recorded a profit in 2004 after heavy losses in 2003.

Pro forma goodwill amortization

Goodwill amortization decreased from €864 million in 2003 to €826 million in 2004, mainly as a result of exchange rate movements.

Pro forma minority interests

Pro forma income attributable to minority interests was €28 million in 2004, compared to €33 million in 2003.

Pro forma net income

As a result of the foregoing, our pro forma net income increased 74.6% from €977 million in 2003 to €1,706 million in 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Preliminary Note

The discussion of our results of operations in 2002 and 2003 are based on our historical, consolidated financial statements for 2003, which do not reflect the results of operations of Aventis. As a result, the figures for 2003 below are not comparable to the pro forma 2003 figures or the historical or pro forma 2004 figures in the comparative discussion of 2003 and 2004 set forth above.

Developed Sales

Developed sales of our products were €10,560 million in 2003, representing a 10.2% increase over 2002. On a comparable basis, developed sales increased by 20.4% between 2002 and 2003. Plavix® and Aprovel® had combined developed sales of €4,480 million in 2003, a 22.6% increase over 2002, or 36.2% on a comparable basis. Sales of these two products accounted for 42.4% of total developed sales of our products, compared to 38.1% in 2002. Developed sales in 2002 were impacted by Bristol-Myers Squibb’s program to reduce inventory levels of Plavix® and Aprovel® at wholesalers in the United States.

The following table reconciles our developed sales and our consolidated net sales for the year ended December 31, 2003:

In millions of euros	2003
Total Consolidated Net Sales	8,408

Plavix® non-consolidated sales less product sales to Bristol-Myers Squibb	1,900
Aprovel® non-consolidated sales less product sales to Bristol-Myers Squibb	572
Stilnox® non-consolidated sales less product sales to Fujisawa	36
Arixtra® non-consolidated sales	5

Total Developed Sales	10,560

The following table sets forth developed sales of Plavix® and Aprovel® in 2002 and 2003, broken down into our three geographic markets:

	Year Ended December 31,			% change
In millions of euros	2002 Reported	2002 Comparable	2003 Reported	Reported	Comparable
Plavix®/Iscover®
Europe	770	766	1,056	37.1%	37.9%
United States	1,565	1,318	1,817	16.1%	37.9%
Other Countries	252	221	352	39.7%	59.3%

	2,587	2,305	3,225	24.7%	39.9%
Aprovel®/Avapro®/Karvea®
Europe	515	513	634	23.1%	23.6%
United States	373	313	407	9.1%	30.0%
Other Countries	180	158	214	18.9%	35.4%

	1,068	984	1,255	17.5%	27.5%
Total two products	3,655	3,289	4,480	22.6%	36.2%

Total developed sales	9,585	8,768	10,560	10.2%	20.4%

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

Net Sales

We had total consolidated net sales of €8,048 million in 2003, an increase of 8.1% over net sales of €7,448 in 2002, or an increase of 15.6% on a comparable basis. Our net sales were negatively impacted by 7.2 percentage points due to currency effects, 4.0 percentage points of which was attributable to the weakness of the U.S. dollar compared to the euro, with the remainder due to the decrease in value of certain Latin American, Asian and other European currencies. Changes in the scope of consolidation had a negative impact of 0.3 percentage points, mostly attributable to the change in consolidation method to proportionate consolidation (51%) for our joint venture with Fujisawa in Taiwan in May 2002.

The following table sets forth a reconciliation between our reported sales for the year ended December 31, 2002 and our comparable sales for that year based on 2003 exchange rates and group structure:

In millions of euros	Year Ended December 31, 2002
Reported	7,448

Impact of change of group structure	(24)
Impact of exchange rate fluctuation	(460)

Comparable	6,964

Markets. We divide our sales into three markets: Europe, the United States and Other Countries. The following table breaks down our 2002 and 2003 consolidated net sales by market.

	Year Ended December 31,			% change
In millions of euros	2002 Reported	2002 Comparable	2003 Reported	Reported	Comparable
Europe	4,304	4,249	4,693	9.0%	10.4%
United States	1,689	1,439	1,912	13.2%	32.9%
Other Countries	1,455	1,276	1,443	(0.8%)	13.1%

Total net sales	7,448	6,964	8,048	8.1%	15.6%

In Europe, we had consolidated net sales of €4,693 million, representing an increase of 9.0% on a reported basis (or 10.4% on a comparable basis). This growth was achieved despite health-care cost containment measures enacted during 2003 in France and Germany, our two biggest European markets. Europe represented 58.3% of our total consolidated net sales in 2003 compared to 57.8% in 2002.

In the United States, our consolidated net sales reached €1,912 million, representing an increase of 13.2% on a reported basis, or 32.9% on a comparable basis. The difference between reported and comparable sales growth is principally due to the weakness of the U.S. dollar compared to the euro. Growth in the United States was principally driven by the success of Eloxatine®, which had U.S. net sales of €460 million in 2003, more than quadruple 2002 U.S. net sales on a comparable basis and a 296.6% increase on a reported basis. In addition, U.S. sales of Stilnox® increased to €1,124 million in 2003, representing a decrease of 7.0% compared to 2002 on a reported basis (or growth of 10.6% on a comparable basis). The increase in U.S. sales of Stilnox® on a comparable basis was achieved despite a significant reduction in inventory levels compared to the end of 2002. The United States represented 23.8% of our total consolidated net sales in 2003 compared to 22.7% in 2002.

In the other countries, our consolidated net sales reached €1,443 million, representing a slight decrease of 0.8% on a reported basis, but an increase of 13.1% on a comparable basis. The principal reasons for the difference between reported and comparable growth are the weakness of certain Latin American and Asian currencies compared to the euro, as well as the change from full consolidation to proportionate consolidation (51%) of our joint venture with Fujisawa in Taiwan. The other countries represented 17.9% of our total consolidated net sales in 2003 compared to 19.5% in 2002.

Products. Our ten biggest-selling products in 2003 had €5,420 million in total consolidated net sales for the year, representing an increase of 18.5% over 2002. Sales of our top ten products represented approximately 67.3% of our total consolidated net sales in 2003, compared to 61.4% in 2002.

The main reason for this growth was the strong performance of our four leading products, Plavix®, Aprovel®, Stilnox® and Eloxatine®, which together had total net sales of €4,177 million, an increase of 24.2% over 2002 on a reported basis, or 34.9% on a comparable basis. Sales of our four leading products represented 51.9% of our total consolidated net sales compared to 45.1% in 2002.

The following table breaks down our consolidated net sales by product.

		Year ended December 31,			% change
In millions of euros		2002 Reported	2002 Comparable	2003 Reported	Reported	Comparable
Product	Therapeutic Area
Stilnox®	Central Nervous System	1,424	1,218	1,345	(5.5%)	10.4%
Plavix®	Cardiovascular/Thrombosis	987	964	1,325	34.2%	37.4%
Eloxatine®	Oncology	389	365	824	111.8%	125.8%
Aprovel®	Cardiovascular/Thrombosis	562	549	683	21.5%	24.4%
Fraxiparine®(1)	Cardiovascular/Thrombosis	324	314	319	(1.5%)	1.6%
Depakine®	Central Nervous System	267	258	277	3.7%	7.4%
Xatral®	Internal Medicine	182	178	222	22.0%	24.7%
Cordarone®	Cardiovascular/Thrombosis	162	154	146	(9.9%)	(5.2%)
Solian®	Central Nervous System	135	133	148	9.6%	11.3%
Tildiem®	Cardiovascular/Thrombosis	141	138	131	(7.1%)	(5.1%)

Total of top 10 Products		4,572	4,271	5,420	18.5%	26.9%

Others		2,876	2,693	2,628	(8.6%)	(2.4%)

Total consolidated net sales		7,448	6,964	8,048	8.1%	15.6%

(1)	We sold our rights to this product in 2004.

Stilnox® was our largest product in terms of consolidated net sales. The difference between the 10.4% increase in sales of Stilnox® on a comparable basis and the 5.5% decline on a reported basis is due to the weakness of the dollar, as we realize a majority of Stilnox® sales in the United States (marketed under the brand name Ambien®). The growth in Stilnox® sales on a comparable basis included a reduction in inventory levels in the United States equivalent to an estimated 0.8 of a month’s sales. Consolidated net sales of Stilnox® in Japan (where it is marketed under the brand name Myslee®) reached €49 million, an increase of 16.7% on a reported basis and 28.9% on a comparable basis, making it the market leader in its therapeutic class in the Japanese market just three years after its launch (IMS data 2003).

Consolidated net sales of Plavix® were €1,325 million in 2003, an increase of 34.2% over 2002. The strong level of growth in Plavix® came from both Europe, where it was approved for health-care reimbursement in both Italy and Portugal in 2003, and the other countries. The difference between reported growth and comparable growth was relatively small, as consolidated U.S. sales were limited to sales of active ingredients to the alliance entities under the operational management of BMS.

Consolidated net sales of Aprovel® were €683 million in 2003, an increase of 21.5% over 2002. Much of the growth was realized in Europe where Aprovel®, in terms of sales, became the no. 2 product in its class, angiotensin II receptor antagonists, in Europe and no. 1 in France, Belgium, Greece and Switzerland (according to IMS data 2003).

Consolidated net sales of Eloxatine® were €824 million in 2003, an increase of 111.8% over 2002. This resulted principally from strong growth in the U.S. market since its launch on August 30, 2002, with U.S. sales of €460 million in 2003. Outside the United States, Eloxatine® grew by 37.4% in Europe and 14.5% in the other countries.

Consolidated net sales of Xatral® increased by 22.0%, as sales of the product were boosted by the continued success of the once-a-day formulation that was gradually launched in various countries in Europe in 2002.

Among our other top 10 products, we recorded strong growth in sales of Solian®, while sales of Tildiem® and Cordarone® declined due to generic competition. Sales of Fraxiparine® (which was divested in 2004 in connection with the Aventis acquisition) were relatively flat.

Consolidated net sales of other products in our product portfolio decreased by 8.6% to €2,628 million in 2003, although they remained essentially stable on a comparable basis, declining by only 2.4%. The main reason for the difference between reported and comparable sales was due to currency effects. Excluding sales of Corotrope®, which declined by 71.7% in 2003 due to the introduction of generics in the U.S. market in May 2002 following expiration of its patent, and Ticlid®, which declined by 37.2% in connection with the gradual replacement of Ticlid® by Plavix®, the remaining products in our portfolio recorded slight growth of 2.2% in 2003 on a comparable basis (on a reported basis, they declined by 4.1% in 2003).

Gross Profit

Our gross profit was €6,620 million in 2003, an increase of 9.1% compared to 2002, and represented 82.3% of our total consolidated net sales in 2003, compared to 81.5% in 2002.

This improvement in our gross margin was mainly due to improvements in our productivity and overall product mix, which we estimate accounted for a 0.9 percentage point increase, as well as increased royalty payments on sales of Plavix® and Aprovel®, which we estimate accounted for a 0.3 percentage point increase.

These gains were partially offset by the significant increase in the government levies paid by pharmaceutical companies as part of healthcare reforms in Europe, notably in Germany, which we estimated accounted for a loss of 0.4 percentage points.

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

Operating profit in 2003 represented 38.2% of consolidated net sales, while in 2002 operating profit was 35.1% of consolidated net sales. This improvement in our operating margins was driven principally by:

•	continued strong sales of our top 10 products, including rapid growth of Eloxatine® and strong growth of Plavix® and Aprovel®; and

•	an overall increase in the productivity of our sales force.

The following table breaks down our operating profit for 2002 and 2003 among its principal components.

	Year ended December 31
	2002		2003
In millions of euros	Amount	% of Sales	Amount	% of Sales
Net sales	7,448	100.0%	8,048	100.0%
Cost of goods sold	(1,378)	(18.5%)	(1,428)	(17.7%)

Gross profit	6,070	81.5%	6,620	82.3%
Research and development expenses	(1,218)	(16.4%)	(1,316)	(16.4%)
Selling and general expenses	(2,428)	(32.6%)	(2,477)	(30.8%)
Other operating income/(expense), net	190	2.6%	248	3.1%

Operating profit	2,614	35.1%	3,075	38.2%

Research and development expenses increased to €1,316 million in 2003, representing 16.4% of our total consolidated net sales, and an 8.0% increase over 2002. Using 2002 exchange rates, the increase in our research and development expenses would have been 14.7%. The increase in spending was principally due to clinical trials that are underway both for new indications for products that are already on the market, such as Plavix®, Aprovel®, Eloxatine®, Xatral® and Arixtra® (divested in 2004), as well as for new products in development, such as rimonabant, dronedarone, idraparinux sodium, xaliprodene and tirapazamine, and the sustained release formulation of Stilnox®, zolpidem MR, among others.

Selling and general expenses were €2,477 million in 2003, representing 30.8% of our total consolidated net sales, and a 2.0% increase over 2002. Using 2002 exchange rates, our selling and general expenses would have increased by 9.2%. The increase was principally the result of our continued efforts to improve our commercial and marketing efforts in all of our geographic markets, which included:

•	the incurrence of significant costs relating to establishing the U.S. in connection with the launch of Xatral® in the United States in November 2003 (where it is marketed under the name UroXatral®); and

•	ongoing investments in our European marketing efforts.

Our “other operating income/(expense), net” was €248 million (or 3.1% of our net sales) in 2003, a 30.5% increase over €190 million in 2002. Using 2002 exchange rates, our “other operating income” would have increased by 71.1%. As discussed above, this item reflects operating profits of our alliances to which we are entitled or to which our partners are entitled, and is tied to an alliance with BMS. In 2003, our profit share from sales of Plavix® and Aprovel® by our alliance entity under the operational management of BMS, mainly in North America, was €436 million, compared to €348 million in 2002, with the increase reflecting in part the end of the BMS inventory workdown program. We paid to BMS profit shares from sales of these products under our operational management of €173 million in 2003, compared to €142 million in 2002.

Amortization and Impairment of Intangibles

Our amortization and impairment of intangibles remained stable at €129 million in 2003, the same amount as in 2002. The increase in amortization due to the repurchase of full rights to Lorex Pharmaceuticals joint venture from Pharmacia in April 2002 was offset by the weakness of the dollar compared to the euro.

Net Financial Income/(Expense)

Net financial income/(expense) increased from €85 million in 2002 to €155 million in 2003. This increase was principally due to a net foreign exchange gain of €103 million (compared to only €48 million in 2002) and by the reversal of a €2 million impairment provision against treasury shares held in connection with our stock option plans (compared to an increase of €46 million in the provision in 2002). These gains were only partially offset by a reduction in our invested cash position due to the share buyback program initiated in 2002, coupled with lower interest rates (which decreased on average by 1 percentage point).

Exceptional Items

Exceptional income increased from €10 million in 2002 to €24 million in 2003. This increase was principally due to an additional payment received from the purchaser in connection with our divestiture of Sylachim in 2001.

Income Taxes

Income taxes increased by €312 million, from €746 million in 2002 to €1,058 million in 2003. Our effective tax rate was 33.9% in 2003 compared to 28.9% in 2002. The increase was principally attributable to an increase in consolidated net sales in the United States (due to strong sales of our leading products), as well as the establishment of provisions relating to tax audits in certain countries. The increase was also attributable to the fact that our 2002 rate had been particularly low due to the release of tax provisions of €53 million and the fact that we consolidated all of the operating profit of the Lorex joint venture, while we paid tax only on our profit share until our acquisition of Pharmacia’s share in April 2002.

Minority Interests

Net income attributable to minority interests was €3 million in 2003 compared to €87 million in 2002. In 2002, net income attributable to minority interests represented primarily Pharmacia’s share of the profits of the Lorex joint venture from January 1, 2002 through April 16, 2002.

Net Income

As a result of the foregoing, our net income increased 18.0% from €1,759 million in 2002 to €2,076 million in 2003. Using 2002 exchange rates, the increase would have been 31.6%. Net income per share in 2003 was €2.95 per share compared to €2.42 per share in 2002, or a 21.9% increase. The difference between the rate of growth in net income and in earnings per share was principally due to the share buyback program initiated in 2002, which decreased the number of outstanding shares.

Liquidity and Capital Resources

Our operations generate significant positive cash flow. We fund our investments primarily with operating cash flow and pay regular dividends on our shares. Following our acquisition of Aventis, we had net consolidated debt amounting to €14,160 million as of December 31, 2004.

Cash flow

Given the acquisition of Aventis in 2004, and the inclusion of cash flows arising from the activities of Aventis and its subsidiaries from August 20, 2004, movements in consolidated cash flows between 2003 and 2004 are not representative of underlying trends in our activities.

Generally, factors that affect our earnings — for example, pricing, volume, costs and exchange rates — flow through to cash from operations. The most significant source of cash from operations is sales of our branded pharmaceutical products and human vaccines. Collections of royalty payments also contribute to cash from operations.

We believe that cash from operations is sufficient to meet our foreseen working capital requirements.

Net cash provided by operating activities came to €4,029 million, compared with €2,265 million in 2003.

Net cash used in investing activities totaled €14,142 million, against €350 million in 2003. The 2004 figure includes €14.3 billion for the cash payment to Aventis shareholders in connection with the acquisition of Aventis, net of cash acquired.

Net cash provided by financing activities came to €9,222 million, compared with net cash used in financing activities of €1,598 million in 2003. The 2004 figure includes the €10.5 billion of external financing for the acquisition of Aventis, and the dividend payment to shareholders.

After taking account of the impact of exchange rate fluctuations, the net change in cash and cash equivalents during 2004 was a decrease of €914 million, compared with an increase of €300 million during 2003.

Consolidated balance sheet and debt

The balance sheet total was €76,755 million as of December 31, 2004, an increase of €67,006 million on the figure as of December 31, 2003 (€9,749 million).

The main changes in the balance sheet were attributable to the financing of the Aventis acquisition and to the first-time consolidation of Aventis from August 20, 2004 (the assets and liabilities of Aventis were recognized at fair value as of the acquisition date).

Shareholders’ equity increased from €6,323 million as of December 31, 2003 to €35,574 million as of December 31, 2004. This rise was due mainly to the capital increase of €1,357 million (new shares issued as consideration for the Aventis shares tendered into the offer, and then exchanged in connection with the merger of Aventis into sanofi-aventis), and the related increase of €36,192 million in additional paid-in capital and reserves.

As of December 31, 2004, the Group held 63.9 million of its own shares, representing 4.53% of the share capital and including 27.3 million shares acquired as a result of Aventis tendering its treasury shares into the offer. Sanofi-aventis did not repurchase any of its own shares in 2004.

The main balance sheet items with significant changes relative to December 31, 2003 were:

-	long-term debt, which amounted to €8,638 million (an increase of €8,585 million relative to December 31, 2003), as a result of the debt used to finance the Aventis acquisition (see “Financing of Aventis acquisition” below );

-	other long-term liabilities, which rose by €5,014 million to €5,768 million;

-	short-term debt, which rose by €7,073 million, accompanied by a decrease of €888 million in short-term investments and cash and cash equivalents, in connection with the financing of the cash portion of the Aventis acquisition;

-	net intangible assets, which increased by €52,054 million, principally as a result of the goodwill recognized on the Aventis acquisition (net goodwill rose by €23,351 million) and the inclusion at fair value of Aventis intangible assets (other intangible assets increased by €28,703 million);

-	accounts receivable and accounts payable, which rose by €3,010 million and €2,108 million respectively, to €4,501 million and €2,765 million, as a result of the growth of the Group’s business and the first-time consolidation of Aventis from August 20, 2004;

-	inventories, which rose by €2,259 million following the inclusion of inventories of Aventis products at fair value;

-	other current assets and liabilities, which rose by €1,579 million and €3,232 million respectively due to the first-time consolidation of Aventis from August 20, 2004.

As of December 31, 2004, consolidated net debt stood at €14,160 million compared to a net cash position of €2,397 million as of December 31, 2003. These figures do not include treasury shares held in connection with stock option plans, amounting to a net total of €624 million at end December 2004 (compared to €613 million at end December 2003).

Consolidated net debt is defined as long-term debt plus short-term debt, minus cash and cash equivalents and short-term investments (excluding treasury shares held in connection with stock option plans).

Financing of the Aventis acquisition

On April 24, 2004, we signed a credit facility agreement for a maximum of €16 billion, to be used primarily to finance the cash portion of the offer for Aventis and to refinance some of the debt carried by Aventis and its subsidiaries.

On August 20, 2004, we financed the settlement of the cash portion of the offer (representing a total amount of €14.8 billion) as follows:

-	Tranche A credit facility of €5 billion used in full;

-	Tranche B credit facility of €5.5 billion used in full;

-	commercial paper of €0.9 billion; and

-	the balance paid from available cash.

On September 24, 2004, we financed the aggregate cash consideration of €410 million paid in settlement of the purchase of the Aventis shares tendered into the offers during the subsequent offering period ended September 6, 2004, as follows:

-	commercial paper of €50 million; and

-	the balance paid from available cash.

On September 30, 2004, we financed the aggregate cash dividend of €645 million in respect of the sanofi-aventis shares issued in exchange for the Aventis shares tendered into the offers (other than the sanofi-aventis shares issued in exchange for the Aventis treasury stock tendered in the offers), as follows:

-	commercial paper of €430 million; and

-	the balance paid from available cash.

The credit facility agreement contains customary contractual terms for financing of this type. In particular, it includes early repayment clauses triggered by non-compliance with the following financial ratios:

•	Consolidated net debt may not exceed two-and-a-half times consolidated EBITDA (as contractually defined, see below).

•	The sum total of the net debt of our subsidiaries, on a consolidated basis and excluding sums borrowed under the credit facility agreement, may not exceed our consolidated EBITDA.

Consolidated EBITDA is generally defined as operating profit after adding back (1) any amortization and depreciation charges, and additions to provisions, (2) any purchase-accounting charge in respect of acquired research and development in progress or a write-up of inventory to fair value that we were required to take as a result of the acquisition of Aventis, and (3) any restructuring charge of up to an a maximum of €1 billion per year incurred in 2004 or 2005 that is incurred directly in connection with our acquisition of Aventis).

There credit facility agreement also contains customary restrictions on our ability, in general, to create any security interest in our assets, to sell, lease, transfer or dispose of our assets (unless, in general, the net proceeds are applied to prepaying borrowings under the credit facility), to make acquisitions or investments outside the ordinary course of business in an aggregate amount in excess of €10 billion, to enter into a merger or amalgamation (other than with a subsidiary) or to issue any bonds (unless, in general, the net proceeds are applied to prepaying borrowings under the credit facility).

Refinancing Carried out in 2005

For 2005, we have aimed to refinance substantially all of our Aventis acquisition financing in order to reduce our cost of debt, eliminate the restrictive financial covenants described above at “— Financing of the Aventis acquisition” and enhance the liquidity profile of the company.

On January 24, 2005, we repaid in full at its maturity date the €5 billion drawn on “Tranche A” of the acquisition financing by borrowing €5 billion through our French and American commercial paper programs. To provide back-up liquidity to the French and American commercial paper programs, we also entered into 364-day credit agreements making available €6.2 billion in credit. These back-up credit facilities consist of:

•	A €5 billion 364-day syndicated revolving credit facility including four extension options of the revolving termination date and a one year “term-out” option;

•	Three 364-day bilateral revolving credit facilities, for a total commitment of $1.6 billion.

On March 31, 2005, we entered into a new €10 billion refinancing, consisting of four separate three-year bilaterial facilities for a total of €2 billion and an €8 billion multi-currency syndicated revolving credit facility consisting of two tranches:

•	€5.5 billion five-year tranche with the possibility of extending the maturity up to seven years; and

•	€2.5 billion seven-year tranche.

On April 8, 2005, we drew down €5.5 billion from the new €10 billion refinancing to repay in full the €5.5 billion loan drawn against “Tranche B” of the acquisition financing and rely upon the undrawn portion of the €10 billion refinancing to early terminate €4.5 billion of the €5.5 billion revolving credit line available under “Tranche C” of the acquisition financing.

Liquidity

We expect that our existing cash resources will be sufficient to finance our existing ongoing activities and investments. In 2004, our overall liquidity position has changed significantly as a consequence of the success of our acquisition of Aventis, due to the fact that we have incurred substantial debt under our credit facility. See “— Financing of the Aventis acquisition”and “— Refinancing carried out in 2005”, above. We do not anticipate any significant increase in our capital expenditures in 2005 compared with recent years (excluding the Aventis acquisition in 2004), and we have no current plans that would result in a significant increase for the next several years.

Off-Balance Sheet Arrangements

Contractual Obligations and Other Commercial Commitments

We have various contractual obligations and other commercial commitments arising from our operations. These obligations and commitments are more fully described at “Item 4. Information on the Company” in this annual report.

The following table lists the aggregate maturities of our contractual obligations given as of December 31, 2004.

Contractual obligations given	Payments due by Period
In millions of euros	Total	Under 1 Year	1-3 Years	3-5 Years	Over 5 Years
Long-term debt, excluding capital lease obligations	8,840	239	6,951	18	1,632
Capital lease obligations (including interest)	70	10	14	12	34
Operating leases	1,087	227	322	220	318
Irrevocable purchase obligations	1,278	770	278	67	163
Other long-term obligations	781	612	75	75	19

Total	12,056	1,858	7,640	392	2,166

The following table lists the aggregate maturities of our other commercial commitments as of December 31, 2004.

Other commercial commitments	Commitments by Period
In millions of euros	Total	Under 1 Year	1-3 Years	3-5 Years	Over 5 Years
Credit facilities (a)	(11,802)	(3,749)	(1,592)	(5,950)	(511)
Letters of credit	—	—	—	—	—
Guarantees:
— given	283	92	60	109	22
— received	(97)	(73)	(2)	—	(22)
Repurchase commitments	—	—	—	—	—
Other commercial commitments	—	—	—	—	—

Total	(11,616)	(3,730)	(1,534)	(5,841)	(511)

(a)	The financing arrangements for our offers for Aventis included a credit facility of a maximum of €16 billion split into three tranches (see note D.14 Long-term debt — portion due after more than one year in our consolidated financial statements). The amounts borrowed under Tranche C were intended to be used principally to finance payment of the costs associated with the acquisition of Aventis and to refinance some of the debt carried by Aventis and its subsidiaries. To the extent that these amounts were not used to finance the cash portion of the offers for Aventis, they may be borrowed in euros, US dollars or yen.

As of December 31, 2004, we had given a total of €23,672 million in commercial commitments, €5,588 million of which is payable within one year, €9,174 million of which is payable between one to three years, €6,233 million of which is payable between three to five years and €2,677 million of which is payable in more than five years from such date. For additional information regarding our commercial commitments, see Note D.19 to our consolidated financial statements included under Item 18.

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

We have entered into collaboration agreements under which we have rights to acquire products or technology from third parties through the acquisition of shares, loans, license agreements, joint development, co-marketing and other contractual arrangements. In addition to upfront payments on signature of the agreement, our contracts frequently require us to make payments contingent upon the completion of development milestones by our alliance partner or upon the granting of approvals or licenses.

The main collaboration agreements into which we have entered are as follows:

•	A collaboration agreement with Cephalon on the development of angiogenesis inhibitors, under which our payments for the first product could reach $32 million.

•	A strategic collaboration agreement signed in 2001, under which IDM granted us 20 development options on current and future research and development programs. For each option that leads to a commercially marketed product, we may be required to pay IDM a total of between €17 million and €32 million, depending on the potential of the market, plus reimbursement of the development costs. Contractually, we may suspend the development program for each option exercised at any time and without penalty. As of December 31, 2004, we had exercised only one option, relating to a program for the treatment of melanoma. Because of the uncertain nature of development work, it is impossible to predict whether we will exercise further options for products or whether the expected milestones will be achieved, or for us to predict the number of compounds that will reach the relevant milestones. For this reason, it is impossible for us to estimate the maximum aggregate amount that we will actually pay in the future. We believe it is highly unlikely that we will exercise all options for all products or that all milestones will be achieved.

•	Regeneron: In January, 2005, we reaffirmed our commitment to develop, in collaboration with Regeneron Pharmaceuticals Inc., the Vascular Endothelial Growth Factor (VEGF) Trap program in the field of oncology. The two companies will evaluate the VEGF trap in a variety of cancer types. We made a clinical development milestone payment of €20 million ($25 million) to Regeneron in connection with this during 2004. If the program leads to the development of a commercially-marketed product, we could be required to pay Regeneron a further amount of €32 million ($40 million).

•	A collaboration agreement with Zealand Pharma signed in June 2003, under which we obtained rights relating to the development and worldwide marketing of ZP10, an agent used in the treatment of type 2 diabetes. Under the agreement, we are responsible for the development of this compound and could, if marketing approvals are obtained, be required to pay Zealand Pharma a total of €60 million over the next 5 years.

•	Contingent payments that we may be required to make during the next 5 years under other collaboration agreements with Ajinomoto, Immunogen and Coley amount to approximately €26 million.

Transition to IFRS

Like all European listed companies, we are required to apply International Financial Reporting Standards (IFRS) in the preparation of our consolidated financial statements for financial years starting on or after January 1, 2005.

The reconciliation note to IFRS as of December 31, 2004 is presented at Exhibit 99.2 to this annual report.

US GAAP Reconciliation and Presentation Differences

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

Net Income

The following table sets forth our net income under French GAAP and U.S. GAAP for the periods indicated.

	Year Ended December 31,
	2002	2003	2004
	(in millions of €)
French GAAP net income	1,759	2,076	(3,610)
Purchase accounting adjustments	(311)	(269)	(100)
Provisions and other liabilities	—	—	28
Stock-based compensation	(8)	(50)	(111)
Revenue recognition – U.S. BMS alliance	117	33	—
Other	31	(16)	(21)
Deferred income tax effects on above adjustments	54	94	93
Deferred income tax on equity investees	(2)	(3)	56

U.S. GAAP net income	1,640	1,865	(3,665)

•	Purchase accounting. The purchase accounting adjustments, amounting to a charge of €311 million in 2002, €269 million in 2003, €100 million in 2004, relate mainly to the business combination of Sanofi and Synthelabo in 1999 and the business combination of Sanofi-Synthelabo and Aventis in 2004.

°

Regarding the business combination of Sanofi and Synthelabo, the transaction was accounted for under French GAAP as a merger. As a result, no goodwill was recorded in connection with the merger, and existing assets and liabilities of Sanofi and Synthelabo were revalued to adjust them to their value to our company. Under U.S. GAAP, the business combination is accounted for as a purchase, with Sanofi deemed the acquirer of Synthelabo. The transaction resulted in the recognition of significant goodwill and intangible assets. Beginning in 2002, we no longer amortize goodwill, but instead test goodwill annually for impairment in accordance with Statement of Financial Accounting Standards N°. 142. As no goodwill impairment has been identified in 2002, 2003 and 2004, this item reflects primarily the depreciation and impairment of intangible assets recognized under U.S GAAP.

°	The business combination of Sanofi-Synthelabo and Aventis in 2004 was accounted for under French GAAP as a purchase by Sanofi-Synthelabo of Aventis. The goodwill resulting from this business combination, after allocation of the purchase price to the assets and liabilities acquired as amortized under French GAAP over a period of 30 years. The U.S.GAAP adjustment related to this transaction amounted to €289 million in 2004 and reflects the reversal of the goodwill amortization recognized under French GAAP.

°	Under French GAAP, no goodwill or intangible assets associated with certain other acquisitions made by the Sanofi Group before June 30, 1999 are reflected in the sanofi-aventis consolidated financial statements. Under US GAAP, certain intangible assets were initially valued and recorded, and were amortized over their estimated useful lives. This adjustment amounted to €46 million in 2002, €20 million in 2003 and €31 million in 2004.

•	Provisions and other liabilities. The adjustment corresponds to the reversal of certain provisions for restructuring recorded under French GAAP in 2004 and that do not meet the FAS 146 Accounting for Costs Associated with Exit or Disposal Activities" criteria for recognition.

•	Stock-based compensation. Under French GAAP, we do not recognize compensation expense related to stock-based compensation. Shares issued upon the exercise of stock options are reflected as an increase in share capital upon exercise of the stock option. Under U.S.GAAP, prior to 2003, if the exercise price of the stock options was less than the market price of the underlying shares on the grant date, we recognized compensation expense over the related vesting period. Beginning in 2003, we adopted the fair value recognition provisions of Statement of Accounting Standards N° 123, using the modified prospective method under Statement of Accounting Standards N°148, and we now recognize compensation expense over the vesting period based on the fair value of the option on the grant date. This resulted in an additional charge under U.S.GAAP of €50 million in 2003 and of €111 million in 2004.

•	Deferred tax on equity investees. Under French GAAP, a deferred tax liability is recorded for a taxable distribution when such distribution is considered probable. Under US GAAP, a deferred tax liability is recorded for the difference between the value considered in the financial reporting and the tax basis of equity-method investment in certain circumstances.

Presentation Differences

In addition to the foregoing, there are differences in presentation between our French GAAP and U.S. GAAP financial statements, which have no impact on our net income or shareholders’ equity, but instead impact classification and presentation. The principal presentation differences are the following:

•	Under French GAAP, the Alliance entities majority-owned by BMS are presented in a manner similar to the equity method with our share of the operating profit recorded in “other operating income/(expense)” in our statements of income. Alliance entities that we majority-own are consolidated, with BMS’ share of the operating profit recorded as a charge in “other operating income/(expense)” in our statements of income. Under US GAAP, the alliance entities majority-owned by BMS are presented as equity method investees with our share of the operating profits of the Alliance recorded as income from equity method investees in our statement of income. Alliance entities that we majority-own are fully consolidated in the condensed US GAAP financial statements with BMS’ share of the operating profit presented in minority interests in our statement of income.

•	Exceptional items. Certain amounts presented under French GAAP, as exceptional income and expense, such as gains or losses on disposals of tangible and intangible fixed assets, costs associated with strategic restructuring programs and significant costs or provisions related to litigation in our statement of income are treated as operating income or expenses under U.S.GAAP. As a result, these items impact our operating income under U.S.GAAP, while they do not impact our operating income under French GAAP.

•	Under French GAAP, we record license income and specific government levies related to the pharmaceuticals sector paid in certain countries in “cost of goods sold”. Under US GAAP, license income is reflected as “Revenues”, and specific government levies related to the pharmaceuticals sector are reflected either as a deduction of sales or in “selling and general expenses” depending on the substance of such levies.

Shareholders’ Equity

The following table sets forth our shareholders’ equity under French GAAP and U.S. GAAP as of the dates indicated.

	As of December 31,
	2002	2003	2004
	(in millions of €)
French GAAP shareholders’ equity	6,035	6,323	35,591
Purchase accounting adjustments	8,576	8,267	7,930
Provisions and other liabilities	—	—	28
Stock-based compensation	—	—	—
Revenue recognition – U.S. BMS alliance	(35)	—	—
Other	(695)	(635)	(541)
Deferred income tax effects on above adjustments	(1,264)	(1,198)	(1,151)
Deferred income tax on equity investees	(18)	(21)	(225)

U.S. GAAP shareholders’ equity	12,599	12,736	41,632

The principal factor affecting the determination of our shareholders’ equity under U.S.GAAP was the purchase accounting treatment under the merger with Synthelabo, which resulted in shareholders’ equity under U.S.GAAP being €8,465 million more in 2002, €8,170 million more in 2003 and €7,812 million more in 2004. These differences were partially offset by the impact of the deferred income taxes. The accounting treatment of the Aventis acquisition which was treated under French GAAP and U.S.GAAP as a purchase, had a limited impact on our shareholders’ equity under U.S.GAAP. This amounted to €52 million as of December 31, 2004, due to the cumulative effect of the difference between the goodwill determined under French and U.S.GAAP and the French GAAP accumulated amortization of €289 million. The differences relate to the measurement of purchase price and the allocation of the purchase price resulting in a goodwill lower under U.S.GAAP by €236 million. The difference in the purchase price measurement is due to a difference in the date of measurement and the recognition in the purchase price of a portion of the existing Aventis stock option plans at fair value.

Recent Accounting Pronouncements

The U.S. Financial Accounting Standards Board (FASB), issued the following recent accounting pronouncements in 2004, which are applicable to our company.

SFAS No. 151, “Inventory Costs”, requires fixed production overhead absorption in inventory to be based on normal production capacity, with abnormal costs expensed. We do not expect adoption to have any effect on our consolidated financial statements.

SFAS 153 replaces the exception from fair value measurement in APB Opinion No. 29 with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. We do not expect that the adoption of SFAS 153 will have a material effect on our financial statements.

EITF 03-01, “The Meaning of Other Than Temporary Impairment and its Application to Certain Investments” was issued in March 2004, and contains additional guidance for determining when an investment is impaired. The effective date for applying this guidance is currently suspended pending the issue of a further FASB Staff Position statement. Adoption of the additional guidance is not expected to have a material effect on our consolidated financial statements.

EITF 04-10, “Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds”, was ratified in October 2004, and contains additional guidance on when an operating segment should be reported as a separate segment in the segmental analysis in the notes to the financial statements. we have adopted EITF 04-10 in these consolidated financial statements. Adoption of EITF 04-10 had no effect on the consolidated financial statements.

Critical accounting and reporting policies

Our consolidated financial statements are affected by the accounting and reporting policies that we use. Certain of our accounting and reporting policies are critical to an understanding of our results of operations and financial condition, and in some cases the application of these critical policies can be significantly affected by the estimates, judgments and assumptions made by management during the preparation of our consolidated financial statements. The accounting and reporting policies that we have identified as fundamental to a full understanding of our results of operations and financial condition are the following:

•	Treatment of Alliances. Our policies with respect to alliances are discussed above under “Overview — Financial Presentation of Alliances” and “Overview — Sources of Revenues and Expenses.” While our treatment of alliances does not require us to make significant estimates, an understanding of our income statement requires an understanding of the presentation of the results of our alliances, including the presentation of royalties paid and received in our cost of sales, and the presentation of our share of profits from our alliances under “Other operating income / (expense), net.”

•	Impairment Testing. We test our intangible assets periodically for impairment. The most significant intangible assets that we test for impairment are those resulting from the U.S. GAAP treatment of business combinations, as discussed above under “— U.S. GAAP Reconciliation and Presentation Differences — Net Income.” We test for impairment on the basis of the same objective criteria that are used for the initial valuation. Our initial valuation and ongoing tests are based on the relationship of the value of our projected future cash flows associated with the asset to either the purchase price of the asset (for its initial valuation) or the recorded value of the asset (for ongoing tests). The determination of the underlying assumptions related to the recoverability of intangible assets is subjective and requires the exercise of considerable judgment. Any changes in key assumptions about our business and prospects, or changes in market conditions, could result in an impairment charge.

•	Pension and Retirement Benefits. We recognize our pension and retirement benefit commitments as liabilities on the basis of an actuarial estimate of the potential rights vested in employees and retirees as of the balance sheet date, net of the valuation of funds to meet these obligations. We prepare this estimate on an annual basis taking into account actuarial assumptions, including life expectancy, staff turnover, salary growth, long-term return on plan assets, retirement and discounting of amounts payable. Depending on the assumptions and estimates used, the pension and post-retirement benefit expense could vary within a range of outcomes and have a material effect on reported earnings.

•	Deferred Taxes. We account for deferred taxes using the liability method, whereby deferred income taxes are recognized on tax loss carry-forwards, and the difference between the tax and carrying amount of assets and liabilities. We calculate our deferred tax assets and liabilities using enacted tax rates applicable for the years during which we estimate that the temporary differences are expected to reverse. We record a provision when it is more likely than not that the realization of the deferred tax assets will not occur.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

The company is managed by a Board of Directors composed of 17 members, 10 of whom are independent.

Members of our Board of Directors are appointed for a maximum term of 4 years. No more than one-third of the serving members of our Board of Directors may be aged more than 70.

The age limit for holding office as Chairman or Chief Executive Officer is 68 years.

Subject to the authority expressly reserved by law to the shareholders, and within the scope of the corporate objects, the Board of Directors deals with and takes decisions upon issues relating to the proper management of the company and other matters concerning the Board.

Under our bylaws (statuts), each member of the Board of Directors must be the direct legal owner of at least one of our shares throughout his or her term of office.

At December 31, 2004, non-executive members of the Board of Directors collectively held a total of 273,293 sanofi-aventis shares.

Composition of the Board of Directors at December 31, 2004

Jean-François Dehecq Chairman and Chief Executive Officer	• Age • First elected • Term expires • Principal occupation • Other directorships and appointments

65

May 1999

2008

Chairman and Chief Executive Officer of sanofi-aventis

.    Director of Air France

.    Chairman and Director of Sanofi-Synthélabo Daiichi Pharmaceuticals Co Ltd (Japan)

.    Director of Sanofi-Synthélabo Inc. (United States) and Fujisawa Sanofi-Synthélabo (Japan)

Jürgen Dormann Vice-Chairman Independent Director	• Age • First elected • Term expires • Principal occupation • Other directorships and appointments	65 August 2004 2008 Chairman of ABB Ltd (Switzerland) . Director of Adecco (Switzerland)

René Barbier de la Serre Independent Director	• Age • First elected • Term expires • Principal occupation • Other directorships and appointments

64

May 1999

2008

Member of the Supervisory Board of La Compagnie Financière Edmond Rothschild Banque

.    Director of Calyon and Schneider Electric

.    Member of the Supervisory Boards, La Compagnie Financière Saint-Honoré, Pinault-Printemps-Redoute and Euronext NV (Netherlands)

.    Delegated Director of Harwanne Compagnie de Participations Industrielles et Financières SA (Switzerland)

Jean-Marc Bruel Independent Director	• Age • First elected • Term expires • Principal occupation • Other directorships and appointments	69 August 2004 2008 Chairman of La Fondation Villette-Entreprises and Firmenich . Director of Rhodia, Institut Curie and Ecole Centrale

Robert Castaigne Director	• Age • First elected • Term expires • Principal occupation • Other directorships and appointments

58

February 2000

2008

Chief Financial Officer of Total SA

.    Chairman and Chief Executive Officer of Total Chimie and Total Nucléaire

.    Director of Arkema, Elf Aquitaine, Hutchinson, Total Gestion Filiales, Omnium Insurance & Reinsurance Company Ltd (Bermuda), Petrofina (Belgium), Total Holdings UK and Total Gabon

Thierry Desmarest Director	• Age • First elected • Term expires • Principal occupation • Other directorships and appointments	59 February 2000 2008 Chairman and Chief Executive Officer of Total SA and Elf Aquitaine . Member of the Supervisory Boards of Areva and L’Air Liquide

Lord Douro Independent Director	• Age • First elected • Term expires • Principal occupation • Other directorships and appointments	59 May 2002 2006 Chairman of Richemont Holdings UK . Chairman of Framlington group (United Kingdom) . Director of La Compagnie Financière Richemont AG (Switzerland) and GAM Worldwide (United Kingdom)

Jean-René Fourtou Independent Director	• Age • First elected • Term expires • Principal occupation • Other directorships and appointments	65 August 2004 2008 Chairman and Chief Executive Officer of Vivendi Universal . Chairman of the Supervisory Board of Canal + . Vice-Chairman of the Supervisory Board of Axa . Director of Cap Gemini

Serge Kampf Independent Director	• Age • First elected • Term expires • Principal occupation • Other directorships and appointments	70 August 2004 2008 Chairman of Cap Gemini SA . Chairman of Cap Gemini Service and Cap Gemini Suisse . Director of Sogeti-Transiciel and Cap Gemini North America Inc.

Igor Landau Director	• Age • First elected • Term expires • Principal occupation • Other directorships and appointments	60 August 2004 2008 Director of Thomson, Essilor, CCF and INSEAD . Member of the Supervisory Boards of Dresdner Bank, Allianz and Adidas-Salomon

Hubert Markl Independent Director	• Age • First elected • Term expires • Principal occupation • Other directorships and appointments	66 August 2004 2008 Professorof biology, retired . Member of the Supervisory Boards of BMW AG, Münchener Rückversicherungs-Gesellschaft and Royal Dutch Shell

Christian Mulliez Director	• Age • First elected • Term expires • Principal occupation • Other directorships and appointments	44 June 2004 2008 Vice President, General Management, Administration and Finance of L’Oréal . Chairman and Director of Regefi . Director of DG 17 Invest and L’Oréal USA Inc.

Lindsay Owen-Jones Director	• Age • First elected • Term expires • Principal occupation • Other directorships and appointments	59 May 1999 2008 Chairman and Chief Executive Officer of L’Oréal . Director of BNP Paribas . Vice Chairman and member of the Supervisory Board of Air Liquide

Klaus Pohle Independent Director	• Age • First elected • Term expires • Principal occupation • Other directorships and appointments

67

August 2004

2008

Chairman of the German Accounting Standards Board (GASB)

.    Director of Coty Inc. (United States)

.    Member of the Supervisory Board of DWS Investment GmbH (Germany)

.    Vice-Chairman of the Supervisory Board of Hypo Real Estate Holding AG (Germany)

Hermann Scholl Independent Director	• Age • First elected • Term expires • Principal occupation • Other directorships and appointments	69 August 2004 2008 Chairman of the Supervisory Board of Robert Bosch GmbH (Germany) . Member of the Supervisory Boards of Allianz AG (Germany) and BASF AG (Germany)

Gérard Van Kemmel Independent Director	• Age • First elected • Term expires • Principal occupation	65 May 2003 2007 Chairman of Novell for Europe, the Middle East and Africa

Bruno Weymuller Director	• Age • First elected • Term expires • Principal occupation • Other directorships and appointments	56 May 1999 2008 Executive Vice President, Strategy and Risk Assessment of Total SA . Director of Elf Aquitaine and Technip-Coflexip

During 2004, the Board of Directors met 12 times, with an overall attendance rate among Board members of 83%.

Senior Management

Jean-François Dehecq

Chairman and Chief Executive Officer

Age: 65

Jean-François Dehecq has a degree from the Ecole Nationale des Arts et Métiers. He began his career as a mathematics professor and then served in the Army as a research scientist at the Nuclear Propulsion Department. From 1965 until 1973, he served in a variety of positions at Société Nationale des Pétroles d’Aquitaine (SNPA) before joining Sanofi as Managing Director in 1973. From 1982 to 1988, Mr Dehecq served as Vice President and Managing Director of Sanofi, before being appointed Chairman and Chief Executive Officer of Sanofi in 1988. Following the merger with Synthélabo in 1999, he was appointed to his present position. From 1998 to 1999, he also served as Managing Director of Health for the Elf Aquitaine group.

Gérard Le Fur

Senior Executive Vice President

Executive Vice President

Scientific and Medical Affairs

Age: 54

Gérard Le Fur has degrees in both pharmacy and science. He began his career at Laboratoires Pharmuka as Chief of Laboratories and later served as Assistant Director of Research and Development before joining Laboratoires Rhône-Poulenc as Director of Biology. He joined Sanofi in 1986 as Assistant Director of Research and Development, and was named Director of Research and Development in 1995, prior to being named Executive Vice President, Scientific Affairs in June 1999 following the merger with Synthélabo. In August 2004, he was appointed to Executive Vice President Scientific and Medical Affairs.

Hanspeter Spek

Executive Vice President

Pharmaceutical Operations

Age: 55

Hanspeter Spek graduated from business school in Germany. In 1974, he completed a management training program at Pfizer International, and then joined Pfizer RFA as a junior product manager. He served in various positions at Pfizer RFA, including as manager of the marketing division. Mr Spek joined Sanofi Pharma GmbH, a German subsidiary of Sanofi, in 1985 as Marketing Director, and served in various positions in Germany and then at Sanofi in France, before being named Senior Vice President Europe following the merger with Synthélabo in 1999. He served as Executive Vice President, International Operations from October 2000, until January 2003, when he was named in charge of worldwide operations of Sanofi-Synthélabo. He was appointed to his present position in August 2004.

Jean-Claude Armbruster

Senior Vice President

Corporate Human Resources

Age: 59

Jean-Claude Armbruster has a diploma (DES) and a bachelor’s degree (maîtrise) in private law, and a diploma (DES) in criminology. He also holds a barrister’s practising certificate (CAPA). He joined Sanofi’s legal staff in 1980 and served in a variety of positions, including Director of Human Resources at Sanofi, before being named as Senior Vice President, Corporate Human Resources in October 2000.

Gilles Brisson

Senior Vice President

Pharmaceutical Operations Europe (excluding France and Germany)

Age: 53

Gilles Brisson, a graduate of HEC (Ecole des Hautes Etudes Commerciales), began his career at Smith Corona. From 1980, he served in a variety of positions with companies that now form part of sanofi-aventis in areas including strategic planning, operations and corporate development. He was appointed Chairman of the Management Board of Aventis Pharma SA when Aventis was formed in 1999, in charge of France and then Europe operations. He was appointed to his present position in August 2004.

Pierre Chancel

Senior Vice President

Global Marketing

Age: 48

Pierre Chancel, a pharmacist, is a graduate of the Institut de Pharmacie Industrielle in Paris. Since 2003, he has served as Managing Director of Aventis Operations in the United Kingdom and Ireland. Before being appointed to this position, he was in charge of global strategy development at Aventis, which led to the launch of the new diabetes treatment Lantus®. At Rhône-Poulenc, Mr Chancel served as Business Unit Manager in charge of products from 1997 to 1999 in the central nervous system, rheumatology and hormone replacement therapy fields. From 1994 to 1996, he was Marketing Director at Theraplix. He was appointed to his present position in August 2004.

Nicole Cranois

Senior Vice President

Communication

Age: 56

Nicole Cranois has a bachelor’s degree (maîtrise) in literature from the Sorbonne, and degrees from the Ecole Française des Attachés de Presse and Sydney University (Australia). She worked for Elf Union and Elf France as a press executive, and served as the Director of Communication for the French Ministry of Family Affairs from 1981 to 1983. She joined Sanofi in 1985 as Director of Communication, and was appointed to her present position in June 1999 following the merger with Synthélabo.

Olivier Jacquesson

Senior Vice President

Business Development

Age: 55

Olivier Jacquesson trained as an engineer at the Ecole Centrale de Lille and has a degree from the Institut d’Administration des Entreprises (IAE). He joined the Roussel Uclaf group in 1976, serving as International Product Manager and then as Managing Director of subsidiaries in Belgium and Mexico before joining the Group’s senior management in 1986. He took responsibility successively for various of the Group’s operating divisions and co-ordinated the United States, Latin America and Asia regions, before being appointed in 2000 Managing Director of Laboratoire Aventis. At the start of 2004, he was named as Chairman of Aventis Pharma and Laboratoire Aventis, until December 2004. He was appointed to his present position in September 2004.

Jean-Pierre Kerjouan

Senior Vice President

Advisor to the Chairman

Age: 65

Jean-Pierre Kerjouan has a business degree from HEC (Ecole des Hautes Etudes Commerciales) and a law degree. From 1968 to 1981, Mr Kerjouan worked for Yves Rocher, first as Chief Financial Officer of Laboratoire Yves Rocher, then as Vice President and Managing Director of Yves Rocher. He joined Sanofi Pharma International in 1981 as Managing Director and served in a variety of positions at Sanofi, including Managing Director of Sanofi’s beauty division and Company Secretary of Sanofi, before being appointed as Senior Vice President, Legal Affairs in 1996. He served in the same position at Sanofi-Synthélabo from May 1999 to December 31, 2003, before being appointed to his present position in January 2004.

Marie-Hélène Laimay

Senior Vice President

Audit & Internal Control Assessment

Age: 45

Marie-Hélène Laimay has a degree in business from a French business school (Ecole Supérieure de Commerce et d’Administration des Entreprises) and a DECS (an accounting qualification). She spent three years as an auditor with Ernst & Young before joining Sanofi in 1985. Mrs Laimay served in a variety of financial positions, including Financial Director of Sanofi’s beauty division and Deputy Financial Director of Sanofi-

Synthélabo following the merger with Synthélabo in 1999. From November 2000 to May 2002, she served as Vice President, Internal Audit, and from May 2002 to August 2004 as Senior Vice President, Chief Financial Officer, before being appointed to her present position.

Christian Lajoux

Senior Vice President

Pharmaceutical Operations, France

Age: 56

Christian Lajoux has a master’s degree (DEUG) in psychology, a bachelor’s degree (maîtrise) in philosophy and a master’s degree (DESS) in personnel management from the Institut d’Administration des Entreprises in Paris. He served in a variety of positions at Sandoz, including Division Director, before joining Sanofi Winthrop in 1993. He then served in various positions, including Director of Operations and Managing Director of Sanofi Winthrop France, before being appointed Senior Vice President France just prior to the merger with Synthélabo in 1999. He served in that position until being named as Senior Vice President Europe in January 2003, and then as Senior Vice President Pharmaceutical Operations France in August 2004.

Jean-Claude Leroy

Senior Vice President

Finance

Age: 53

Jean-Claude Leroy has a degree in business (DESCAF) from the Ecole Supérieure de Commerce at Reims, France. He began his career at Elf Aquitaine in 1975 as an internal auditor, and worked in a variety of financial positions prior to joining Sanofi as the Financial Director of Bio Industries in 1985. Mr Leroy served in a variety of positions at Sanofi, including Financial Director, and was appointed as Senior Vice President, Finance following the merger with Synthélabo in 1999. He was named as Senior Vice President, Strategy, Business Development and Information Systems in October 2000. He was appointed Senior Vice President and Chief Financial Officer of sanofi-aventis in August 2004.

Gilles Lhernould

Senior Vice President

Industrial Affairs

Age 49

Gilles Lhernould has a diploma in pharmacy and a master’s degree (DEA) in industrial pharmacy. He began his career as a manufacturing supervisor at Laboratoires Bruneau, and in 1983 joined one of Sanofi’s subsidiaries where he managed production and later the factory. Mr Lhernould then served in a variety of positions within the Sanofi Group, including Director of Human Resources — Pharmaceuticals for Sanofi Pharma and Director of Operational Human Resources for Sanofi. Following the merger with Synthélabo in 1999, he served as Vice President in charge of integration and then Vice President of Information Systems before being named as Senior Vice President, Industrial Affairs in March 2001 and Senior Vice President Industrial Affairs in August 2004 of sanofi-aventis.

Heinz-Werner Meier

Senior Vice President

Pharmaceutical Operations, Germany

Age: 52

Heinz-Werner Meier holds a degree in mathematics and a doctorate in business management. He began his career in 1978 working in research and development for Siemens AG in Germany. He then worked as a scientific assistant in the Faculty of Business Management, Organization and Business Systems at Mannheim University. In 1985, he joined the Hoechst Group as Finance and Accounting Director. Mr Meier then served successively as Purchasing Director at Benckiser-Knapsack GmbH, Group Controller in the Pharmaceuticals Division of Hoechst AG, and Managing Director of Hoechst Marion Roussel. From January 2000 to May 2002 , he was Chairman of Aventis Pharma Germany, and until August 2004 was Director of Human Resources, before being appointed to his present position.

James Mitchum

Senior Vice President

Pharmaceutical Operations, Japan

Age: 52

James Mitchum holds an MBA from the University of Tennessee and a degree in business and mathematics from Milligan College. After qualifying as an accountant in the United States, Mr Mitchum began his career as an auditor with Coopers & Lybrand in the United States. He then served in a variety of financial and operational positions at Eli Lilly, and at other companies that now form part of sanofi-aventis. In addition to serving as Managing Director of Hoechst Marion Roussel Ltd. (United Kingdom) and Aventis Pharma Ltd. (United Kingdom), he has also served as Managing Director of Aventis Pharma Japan since 2002. He was appointed to his present position in August 2004.

Dirk Oldenburg

Senior Vice President

Legal Affairs and General Counsel

Age: 47

Dirk Oldenburg holds a doctorate in law and began his career first as an associate attorney and then as a partner with the firm of Pünder Volhard Weber Axter (now Clifford Chance) in Frankfurt. He joined the Hoechst group in 1998 as Director of Legal Affairs, before being appointed as Director of Legal Affairs for the Aventis Group in 1999. After acquisition of Aventis by Sanofi-Synthélabo in 2004, he was appointed Director of Legal Affairs for the sanofi-aventis group.

Antoine Ortoli

Senior Vice President

Pharmaceutical Operations, Intercontinental

(from January 4, 2005)

Age: 51

Antoine Ortoli is a graduate of the Ecole Supérieure de Commerce in Rouen, France, and of INSEAD. He also holds a law degree and an accountancy qualification. He began his career in 1980 as a financial and systems auditor with Arthur Young and Co. In December 1981, he joined the Sanofi Group, where he served in a variety of positions, including Finance Director of the Pharmaceuticals Division and Director of the Latin America region. Following the merger with Synthélabo in 1999, he was named as Vice President, Latin America, and then as Senior Vice President, Asia Middle East in June 2001. In June 2003, he took on the role of Vice President, Intercontinental region at Sanofi-Synthélabo. He was appointed to his present position in January 2005.

Philippe Peyre

Senior Vice President

Corporate Affairs

Age: 53

Philippe Peyre is a graduate of the Ecole Polytechnique, and began his career in management consultancy with Bossard before being appointed as a member of the executive committee of Bossard Gemini Consulting. In 1998, he joined Rhône-Poulenc Rorer as Senior Vice President Special Projects, and then served as Head of Integration at Aventis Pharma and as Company Secretary of Aventis and Senior Vice President, Business Transformation at Aventis. He was appointed to his present position in August 2004.

Bernard Reculeau

Senior Vice President

Pharmaceutical Operations, Intercontinental

(until January 4, 2005)

Age: 54

Bernard Reculeau is a graduate of the Ecole Nationale d’Administration and the Institut d’Etudes Politiques in Paris. He previously served as Senior Vice President and Managing Director of the Aventis Intercontinental Region, as well as holding a variety of senior management posts within the Rhône-Poulenc group. Before joining the Rhône-Poulenc group in 1984, Bernard Reculeau held a succession of posts at the French Finance Ministry and Industry Ministry. From August 2004 to January 2005, he served in sanofi-aventis as Senior Vice President Pharmaceutical Operations, International.

Timothy Rothwell

Senior Vice President

Pharmaceutical Operations, United States

Age: 53

Timothy Rothwell holds a B.A. from Drew University (New Jersey) and a J.D. from Seton Hall University. He began his career in 1972 as a patent attorney at Sandoz Pharmaceuticals, where he worked in a variety of positions, including as Chief Operating Officer for U.S. Business, until he left Sandoz in 1989. From 1989 to 1991, Timothy Rothwell worked in marketing and sales at both Squibb Corporation and Burroughs Wellcome before returning to Sandoz in 1992 as Chief Executive Officer of Sandoz U.S. Pharmaceuticals, a post he held until 1995. From 1995 to 1998, Mr Rothwell served in a variety of senior management positions at Rhône-Poulenc Rorer, including President of Global Pharmaceutical Operations. He joined Pharmacia in 1998 where he served in a variety of positions, including Executive Vice President and President of Global Prescription Business before joining Sanofi-Synthélabo in May 2003. He was appointed to his present position in August 2004.

Pascal Soriot

Senior Vice President

Commercial Operations, United States

Age: 45

Pascal Soriot holds a doctoral degree in veterinary medicine from the Ecole Nationale Vétérinaire at Maisons-Alfort and an MBA from HEC-ISA (Ecole des Hautes Etudes Commerciales — Institut Supérieur des Affaires). Before taking up his current position at sanofi-aventis, he served in a similar position at Aventis. After being appointed by Roussel Uclaf in 1986 as Financial Controller for the Asia-Pacific region, he held various management positions in finance and marketing at companies that now form part of sanofi-aventis. He was appointed to his present position in August 2004.

David Williams

Senior Vice President

Vaccines

Age: 55

David J. Williams holds a degree in accounting and management from Scranton University in Pennsylvania. After working four years with Coopers & Lybrand, in January 1978 he joined the U.S. operating unit of Connaught Laboratories, Inc., serving in a variety of financial and marketing positions before being appointed in 1981, at the age of 31, to Vice President and General Manager of the U.S. Operations. In 1988, he was named President and Chief Operating Officer of Connaught Laboratories, Inc., a position he held for a decade. In 1998 he became President and Chief Operating Officer of Aventis Pasteur S.A., the vaccine business of Aventis. Since January 2003 he has served as Chairman, President and Chief Executive Officer of Aventis Pasteur S.A. In August 2004, he was named Senior Vice President, Vaccines of sanofi-aventis.

As of December 31, 2004, none of these individuals had any principal business activities outside of sanofi-aventis.

The organization chart below shows the structure of the sanofi-aventis senior management.

B. Compensation

Compensation of board members (other than our Chairman and Chief Executive Officer)

Board members who were members of the sanofi-aventis Board of Directors prior to the Aventis acquisition received sanofi-aventis attendance fees in respect of the 2003 financial year1, while former members of the Aventis Supervisory Board appointed to the sanofi-aventis Board of Directors by the General Meeting of June 23, 2004 received Aventis attendance fees in respect of the 2004 financial year. Compensation paid by the Group in 2004 is reported, including for Board Members appointed during the course of the year.

The table below shows amounts paid in 2004, broken down by type of compensation, to each member of the sanofi-aventis Board of Directors, including those whose term of office ended during 2004.

Name	Attendance fees	Pensions	Total gross remuneration
	In euros
René Barbier de la Serre	67,000	—	67,000
Jean-Marc Bruel	68,500	348,668	417,168
Robert Castaigne	31,000	—	31,000
Pierre Castres Saint Martin[2]	31,000	—	31,000
Pierre-Gilles de Gennes[2]	29,000	—	29,000
Thierry Desmarest	39,000	—	39,000
Jürgen Dormann	90,000	1,482,576	1,572,576
Lord Douro	47,000	—	47,000
Elf Aquitaine[2]	31,000	—	31,000
Jean-René Fourtou	67,500	—	67,500
Hervé Guérin[2]	31,000	—	31,000
Serge Kampf	72,500	—	72,500
Igor Landau	See table below
L’Oréal[2]	47,000	—	47,000
Hubert Markl	62,500	—	62,500
Christian Mulliez[3]	—		—
Lindsay Owen-Jones	31,000	—	31,000
Klaus Pohle	—	—	—
Hermann Scholl	—	—	—
Gérard Van Kemmel[4]	35,250	—	35,250
Bruno Weymuller	43,000	—	43,000

Name	Base compensation	Variable compensation[5]	Benefits in kind	Total gross compensation
	In euros
Igor Landau	1,260,000	3,186,753	75,319	4,522,072

[1]	Attendance fees allocated by sanofi-aventis in respect of a given financial year are paid during the subsequent financial year.
[2]	Board member whose term of office ended in 2004.
[3]	Permanent representative of L’Oréal until June 23, 2004, thereafter a Board member in his own right.
[4]	Board member since May 2003.
[5]	Variable compensation paid on the basis of performance during 2003 and, exceptionally, during the first half of 2004.

In addition, under Mr. Igor Landau’s contract of employment a payment of €13,017,357 was accrued in 2004 and paid to Mr. Landau at the beginning of 2005 consisting of contractual severance, a bonus installment and his salary through March 31, 2005.

Attendance fees allocated to board members for the financial year 2004 and payable in 2005 amounted to €871,500.

The fixed amount of sanofi-aventis fees is €15,000 per director (paid on the basis of time served in the event of a change during the period) plus a supplementary amount for each actual attendance at a meeting of :

•	the Board (€4,000 per director and per meeting) ; and

•	the committees (€4,000 per meeting and €6,000 per meeting for committee chairman).

Because some of our non-executive Directors were formerly officers or executive officers of sanofi-aventis or its predecessor companies, some of our non-executive Directors hold sanofi-aventis stock options.

Compensation of senior management

The compensation of our Chairman and Chief Executive Officer, our Senior Executive Vice President and Executive Vice President, Scientific and Medical Affairs and of our other senior management is based on an analysis of the practices of major global pharmaceutical companies and the opinion of the Compensation, Appointments and Governance committee. In addition to base compensation, senior managers receive variable compensation (which may exceed one-half of base compensation), the amount of which is determined by the actual performance and growth of the business areas for which the senior manager is responsible. Senior management may also be awarded stock options (for further information, see “—stock options” below.

The total gross compensation before tax charges paid to the 21 members of sanofi-aventis senior management, including the Chairman and Chief Executive Officer and the Senior Executive Vice President and Executive Vice President, Scientific and Medical Affairs in 2004 amounted to €18.74 million comprising base compensation of €10.11 million and variable compensation of €8.63 million.

The following table sets forth the gross compensation before tax charges paid out in 2004 and 2003 to our Chairman and Chief Executive Officer and our Senior Executive Vice President and Executive Vice President, Scientific and Medical Affairs.

	Compensation paid in 2004			Compensation paid in 2003
(In millions of euros)	Total	Base compensation	Variable compensation	Total	Base compensation	Variable compensation
Jean-François Dehecq	2.74	1.20	1.54	2.10	1.00	1.10
Gérard Le Fur	1.73	0.83	0.90	1.35	0.75	0.60

Bonus or Profit Sharing

Our senior management is eligible for bonuses, as described above. We do not have separate profit-sharing plans for senior management. As employees, they are able to participate in our voluntary and statutory profit-sharing schemes on the same terms as our other employees. These schemes are described below under “—Employees and profit-sharing”.

Stock Options

During 2004, no options were granted.

Under French law, directors may not receive options solely as compensation for Board services, thus only those directors who are also our employees may receive stock options.

Pension

The aggregate amount that we set aside during 2004 to provide occupational pension for Directors who were formerly officers or executive officers of sanofi-aventis or its predecessor companies and senior management was €9.7 million.

C. Board Practices

In 1999, our Board of Directors set up specialised advisory Committees tasked with providing specialist input to assist the Board in its decision-making.

Members of these Committees are chosen by the Board from among its members.

Audit Committee

•	At December 31, 2004, the Audit Committee comprised:

–	Klaus Pohle, Chairman

–	René Barbier de la Serre

–	Jean-Marc Bruel

–	Gérard Van Kemmel

The Audit Committee is composed of four independent Board members, one of whom qualifies as a financial expert within the terms of the Sarbanes Oxley Act.

•	The Audit Committee is responsible for evaluating the existence and effectiveness of our financial controls and risk management procedures. Its responsibilities include reviewing:

–	the scope of consolidation

–	the interim and annual parent company and consolidated financial statements

–	control procedures

–	internal audit work programs

–	appropriateness of elective accounting treatments

–	significant risks and material off balance sheet commitments

–	any issue liable to have a material financial or accounting impact

–	major litigation on an annual basis

The Audit Committee may visit or interview persons responsible for our operations or involved in the preparation of our financial statements. It may interview the statutory auditors with or without management present, and may consult external experts.

It directs selection procedures for statutory auditors when their mandates are due for renewal; it also monitors fees paid to the statutory auditors and compliance with auditor independence rules.

During 2004, the Audit Committee met six times.

Compensation, Appointments and Governance Committee

•	At December 31, 2004, this Committee was composed of:

–	René Barbier de la Serre, Chairman

–	Thierry Desmarest

–	Jürgen Dormann

–	Jean-René Fourtou

–	Serge Kampf

–	Lindsay Owen-Jones

•	The roles of the Compensation, Appointments and Governance Committee are:

–	issuing recommendations and proposals concerning the compensation, pension and welfare benefits of corporate officers, establishing rules for determining the variable portion of their compensation, and formulating general policy on the granting of stock options

–	reviewing the system for allocating attendance fees between Directors and, where appropriate, observers

–	assisting the Board in the selection of new Directors

–	advising on the future composition of management bodies

–	advising the Chairman and Chief Executive Officer on the selection of senior executives and their compensation

The Compensation, Appointments and Governance Committee met three times in 2004.

Statement on Corporate Governance as Required by Article 303A-11 of the New York Stock Exchange’s Listed Company Manual.

The following is a brief explanation of the principal ways in which our corporate governance practices may differ from the New York Stock Exchange corporate governance rules applicable to U.S. corporations.

Sanofi-aventis is incorporated under the laws of France, with securities publicly traded on markets in the United States (New York Stock Exchange) and France (Euronext Paris). Consequently, as described further in our annual report, our corporate governance framework reflects the mandatory provisions of French corporate law, the securities laws and regulations of France and the United States and the rules of the aforementioned public markets. In addition, we generally follow the recommendations for French listed issuers set out in the Bouton Report on corporate governance. As a result, our corporate governance framework is similar in many respects to, and provides investor protections that are comparable to — or in some cases, more stringent than — the corresponding rules of the New York Stock Exchange. Nevertheless, there are important differences to keep in mind.

In line with New York Stock Exchange rules applicable to domestic issuers, a majority of sanofi-aventis board members are independent. Sanofi-aventis evaluates the independence of members of our Board of Directors using the standards of the French Bouton Report on corporate governance as the principal reference. We believe that the Bouton Report’s overarching criteria for independence — no relationship of any kind whatsoever with the Company, its group or the management of either that is such as to color a Board member’s judgment — is on the whole consistent with the goals of the New York Stock Exchange’s rules although the specific tests proposed under the two standards may vary on some points. Additionally, we have complied with the audit committee independence and other requirements of the Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, adopted pursuant to the Sarbanes-Oxley Act of 2002.

Under French law, the committees of our Board of Directors are advisory only, and where the New York Stock Exchange Listed Company Manual would vest certain decision-making powers with specific committees by delegation (e.g., nominating or audit committees), our Board of Directors remains by law the only competent body to take such decisions, albeit taking into account the recommendation of the relevant committees. Additionally, under French corporate law, it is the shareholder meeting of sanofi-aventis that is competent to appoint our auditors upon the proposal of our Board of Directors, although our internal rules provide that the

Board of Directors will make its proposal on the basis of the recommendation of our Audit Committee. We believe that this requirement of French law, together with the additional legal requirement that two sets of statutory auditors be appointed, share the New York Stock Exchange’s underlying goal of ensuring that the audit of our accounts be conducted by auditors independent from company management.

In addition to the oversight role of our Compensation, Appointments and Governance Committee for questions of management compensation including by way of equity, under French law any option plans or other share capital increases, whether for the benefit of top management or employees, may only be adopted by management pursuant to and within the limits of a shareholder resolution approving the related capital increase and delegating to the board the authority to implement such operations.

As described above, a number of issues, which could be resolved directly by a board or its committees in the United States, require the additional protection of direct shareholder consultation in France. On the other hand, there is not a tradition of non-executive Board of Director sessions. Our audit committee is entirely composed of independent directors, in compliance with the Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, adopted pursuant to the Sarbanes-Oxley Act of 2002. The composition of our compensation, nomination and corporate governance committee includes directors who are also officers of our principal shareholders.

As a ‘foreign private issuer’ under the U.S. securities laws, our Chief Executive Officer and our Chief Financial Officer issue the certifications required by §302 and §906 of the Sarbanes Oxley Act of 2002 on an annual basis (with the filing of our annual report on U.S. Form 20-F) rather than on a quarterly basis as would be the case of a U.S. corporation filing quarterly reports on U.S. Form 10-Q.

French corporate law provides that the Board of Directors must vote to approve a broadly defined range of transactions that could potentially create conflicts of interest between sanofi-aventis on the one hand and its directors and officers on the other hand. This legal safeguard operates in place of certain provisions of the NYSE Listed Company Manual.

D. Employees and profit-sharing

Number of employees

As of December 31, 2004, sanofi-aventis employed 96,439 people worldwide. The tables below give a breakdown of employees by geographic area and main category of function as of December 31, 2004. The number of employees mentioned as of December 2002 and 2003 only include employees of Sanofi-Synthélabo.

Employees by geographic area:

	As of December 31
	2004	%	2003	%	2002	%
France	27,663	28.7%	12,058	36.4%	12,204	37.6%
Other Europe	26,912	27.9%	9,380	28.4%	9,274	28.6%
United States	15,811	16.3%	4,162	12.6%	3,595	11.1%
Japan	2,752	2.9%	118	0.4%	95	0.3%
Other countries	23,301	24.2%	7,368	22.2%	7,268	22.4%
Total	96,439	100%	33,086	100%	32,436	100%

Employees by main category of function:

	As of December 31
	2004	%	2003	%	2002	%
Sales	32,888	34.1%	11,601	35.0%	11,015	34.0%
Research and development	17,191	17.8%	6,877	20.8%	6,718	20.7%
Production	30,735	31.9%	7,901	23.9%	8,043	24.8%
Other	15,655	16.2%	6,707	20.3%	6,660	20.5%
Total	96,439	100%	33,086	100%	32,436	100%
of which Vaccines	7,817	8.1%	—	—	—	—

Industrial Relations

We seek to base our industrial relations on respect and dialogue. We attach great importance to dialogue with employee representatives (both from trade unions and those elected by staff). We held numerous meetings with employee representatives during the merger and integration process in 2004.

Building on our European roots, sanofi-aventis has continued and intensified European-level dialogue regarding industrial relations issues previously conducted by each of the two predecessor groups. We have given priority to maintaining regular links with members of the two European Works Councils. A Temporary Information and Discussion Forum, bringing together the committees of the European Works Councils of the former Sanofi-Synthélabo and Aventis, was instituted on June 21, 2004. The Forum met five times in the second half of 2004. A Special Negotiating Group was also set up to negotiate how the new sanofi-aventis European Works Council would be set up.

Among the topics discussed with the Works Council committees were the fundamental principles establishing the framework of the Group’s European employment policy commitments.

In France, a negotiating body was set up in October 2004 by the management of the new sanofi-aventis Group and the representative trade union organizations at national level. In the final quarter of the year, a series of meetings were held to address numerous topics and conclude several agreements, including: negotiation issues and timetables; remit of the Group Works Council in France; personnel representation structure in France (plan to set up Economic and Social Units for Support Functions, Commercial Operations France, Scientific and Medical Affairs and Production/Distribution-Chemicals); and early retirement scheme.

Profit-sharing schemes and employee share ownership

Profit-sharing schemes

All employees of our French companies belong to voluntary and statutory profit-sharing schemes.

Voluntary scheme (Intéressement des salariés):

These schemes are optional for the employer. The aim is to give employees an interest in the growth of the business and improvements in its performance. It must be a collective scheme and must be contingent upon performance.

Sanofi-aventis and Aventis signed 3-year Group-wide agreements in 2003 covering the years 2003, 2004 and 2005. The sanofi-aventis agreement is based on growth in the Group’s consolidated net income; this Group-based component may be supplemented by a component linked to the performance or activities of individual subsidiaries. The Aventis agreement is based on growth in the Group’s consolidated operating profit. Aventis Pasteur signed a 3-year agreement on June 17, 2004, covering the years 2004, 2005 and 2006 and based on net income.

Statutory profit-sharing scheme (Participation des salariés aux résultats de l’entreprise):

This scheme is a French legal obligation for businesses with more than 50 employees that made a profit during the previous financial year. Employees are entitled to a share of the profit for the year based on the provisions of French labor law (the Code du Travail).

Employee share ownership

The sums derived from voluntary and statutory employee profit-sharing schemes and from voluntary payments made by employees of the sanofi-aventis Group are invested in mutual funds established under the employee savings scheme agreements entered into by the sanofi-aventis Group, the Aventis Group and Aventis Pasteur. All employees have access to such a savings scheme.

Several of the mutual funds set up under these schemes are wholly invested in sanofi-aventis shares in order to give all employees a greater stake in the success and growth of the Group.

Aventis offered share ownership schemes to employees in more than 60 countries in 2000, 2002 and 2003. Employees were entitled to acquire shares at a 15% discount to the market price, up to a limit of 25% of their annual salary.

As of December 31, 2004, employees of sanofi-aventis and of related companies owned 17,977,187 shares, i.e. 1.3% of the share capital of sanofi-aventis, via employee savings schemes.

On March 25, 2004, sanofi-aventis signed an agreement establishing a collective retirement savings plan (plan d’épargne pour la retraite collectif) under which the company makes a top-up contribution, enabling employees to build up a diversified savings portfolio to provide for their retirement.

E. Share Ownership

As of December 31, 2004 a total of 4,185,530 options1 to subscribe or to purchase sanofi-aventis shares have been granted to the senior management of sanofi-aventis including 740,000 stock options for the Chairman and Chief Executive Officer and 377,000 for the Senior Executive Vice President and Executive Vice President, Scientific and Medical Affairs. During 2004, the senior management of sanofi-aventis exercised 317,900 options to purchase or to subscribe for shares including 32,000 sanofi-aventis shares at €21.46 per purchase option exercised by the Senior Executive Vice President and Executive Vice President Scientific and Medical Affairs.

As of December 31, 2004, 3,517,307 options held by senior management were outstanding including 680,000 stock options held by the Chairman and Chief Executive Officer and 345,000 held by the Senior Executive Vice President and Executive Vice President, Scientific and Medical Affairs.

Existing option plans as of December 31, 2004

Share purchase option plans

Origin	Date of shareholder authorization	Date of Board grant	Number of options initially granted	- to Corporate officers*	- to the 10 employees granted the most options**	Start date of vesting period	Expiration Date	Exercise price (in €)	Number exercised by 12/31/04	Number canceled	Number remaining outstanding
Synthélabo	6/28/1990	12/15/1993	364,000	130,000	104,000	12/15/1998	12/15/2013	6.36	348,400	0	10,400
Synthélabo	6/28/1990	10/18/1994	330,200	0	200,200	10/18/1999	10/18/2014	6.01	305,200	0	25,000
Synthélabo	6/28/1990	12/15/1995	442,000	130,000	312,000	12/15/2000	12/15/2015	8.5	436,700	0	5,300
Synthélabo	6/28/1990	1/12/1996	208,000	0	52,000	1/12/2001	1/12/2016	8.56	159,630	0	48,370
Synthélabo	6/28/1990	4/5/1996	228,800	0	67,600	4/5/2001	4/5/2016	10.85	162,200	0	66,600
Sanofi	7/4/1997	9/22/1997	1,120,000	60,000	204,000	9/23/1999	9/22/2004	21.46	1,098,400	20,600	0
Synthélabo	6/28/1990	10/14/1997	262,080	0	165,360	10/14/2002	10/14/2017	19.73	119,684	0	137,196
Synthélabo	6/28/1990	6/25/1998	296,400	148,200	117,000	6/26/2003	6/25/2018	28.38	142,320	0	154,080
Sanofi	6/4/1997	12/10/1998	1,200,000	80,000	220,800	12/11/2000	12/10/2005	34.95	245,980	0	949,820
Synthélabo	6/23/1998	3/30/1999	716,040	0	176,800	3/31/2004	3/30/2019	38.08	104,350	0	605,970
Sanofi-Synthélabo	5/18/1999	5/24/2000	4,292,000	310,000	325,000	5/25/2004	5/24/2010	43.25	367,335	7,000	3,815,765
Sanofi-Synthélabo	5/18/1999	5/10/2001	2,936,500	145,000	286,000	5/11/2005	5/10/2011	64.5	—	11,500	2,871,450
Sanofi-Synthélabo	5/18/1999	5/22/2002	3,111,850	145,000	268,000	5/23/2006	5/22/2012	69.94	—	18,700	3,045,050

* i.e. the Senior Executive Vice-President and Directors; holding office as of the date of grant

** Not including Directors or Senior Executive Vice President; as of the date of grant

Aventis Inc and Hoechst share purchase option plans :

The regulations of these plans were amended to provide that, after the effective time of the merger, holders of these purchase options may purchase sanofi-aventis shares.

Aventis Inc share purchase option plans :

As of December 31, 2004, 442,040 of these options were outstanding.

Hoechst share purchase option plans :

As of December 31, 2004, 738,329 of these options were outstanding.

[1]	current plans including those closed during the year

Share subscription option plans

Origin	Date of shareholder authorization	Date of Board grant	Number of options initially granted	- to Corporate officers*		- to the 10 employees granted the most options**	Start date of vesting period***	Expiration Date	Exercise price (in €)	Number exercised by 12/31/04	Number canceled	Number remaining outstanding
Aventis (1)	4/22/1994	4/22/1994	1,350,000	443,739	(2)	199,000	4/22/1997	4/21/2004	16.87	1,224,391	—	—
Aventis (1)	4/22/1994	2/7/1995	1,350,000	169,043	(2)	234,000	2/7/1998	2/7/2005	15.04	1,259,550	—	17,368
Aventis (1)	4/13/1995	12/14/1995	1,760,870	230,087	(2)	314,000	12/14/1998	12/14/2005	13.11	1,647,470	35,217	47,530
Aventis (1)	4/13/1995	12/17/1996	2,054,348	282,913	(2)	353,000	1/6/2000	12/17/2006	20.04	1,764,745	—	232,041
Aventis (1)	4/23/1997	12/16/1997	4,193,217	340,435	(2)	369,000	1/6/2001	12/16/2007	32.15	2,807,541	28,616	889,478
Aventis (1)	4/23/1997	12/15/1998	6,372,000	704,348	(2)	664,215	1/6/2002	12/15/2008	34.14	3,326,338	57,445	2,249,070
Aventis (1)	5/26/1999	12/15/1999	5,910,658	586,957	(2)	463,485	1/6/2003	12/15/2009	50.04	931,386	85,787	4,468,666
Aventis (1)	5/26/1999	5/11/2000	877,766	—		86,430	5/11/2003	5/11/2010	49.65	261,935	19,299	538,502
Aventis (1)	5/24/2000	11/14/2000	13,966,871	1,526,087	(2)	1,435,000	11/15/2003	11/14/2010	67.93	2,113	123,721	12,353,566
Aventis (1)	5/24/2000	3/29/2001	612,196	—		206,000	3/30/2004	3/29/2011	68.94	—	—	581,100
Aventis (1)	5/24/2000	11/7/2001	13,374,051	1,068,261	(2)	875,200	11/8/2004	11/7/2011	71.39	—	441,651	11,528,988
Aventis (1)	5/24/2000	3/6/2002	1,173,913	1,173,913	(2)	—	3/7/2005	3/6/2012	69.82	—	—	1,173,906
Aventis (1)	5/14/2002	11/12/2002	11,775,414	352,174	(2)	741,100	11/13/2005	11/12/2012	51.34	3,841	570,745	10,684,405
Aventis (1)	5/14/2002	12/2/2003	12,012,414	352,174	(2)	715,000	12/3/2006	12/2/2013	40.48	3,551	599,799	11,404,708
Sanofi-Synthélabo	5/18/1999	12/10/2003	4,217,700	240,000	(3)	393,000	12/11/2007	12/10/2013	55.74	—	47,900	4,169,800

(1) : expressed in sanofi-aventis shares and price equivalents

* i.e. the Senior Executive Vice-President and Directors

** Not including Directors or Senior Executive Vice-President; as of the date of grant

*** except where specific exercise conditions apply

(2) : including the current corporate officers of sanofi-aventis

(3) : holding office as of the date of grant

As of December 31, 2004, 73,254,4981 options to subscribe or to purchase sanofi-aventis shares were outstanding, of which 39,905,179 were exercisable.

The main characteristics of our stock options are also described in Note D.12.7 to our consolidated financial statements, included in Item 18 of this annual report.

Stock options exercised by the Directors and the employees

During 2004, Mr Christian Mulliez purchased 20,800 sanofi-aventis shares at €38.08 per purchase option exercised.

Mr. Hervé Guérin2 purchased 50,000 sanofi-aventis shares at €43.25 per purchase option exercised.

Mr. Jean-René Fourtou subscribed for 176,086 sanofi-aventis shares at €32.15 and 469,565 sanofi-aventis shares at €34.14 per subscription option exercised3.

Mr. Jean-Marc Bruel subscribed for 5,869 sanofi-aventis shares at €32.15 per subscription option exercised3.

The ten grantees (other than Directors or Senior Executive Vice President) who exercised the largest number of options in 2004 exercised a total of 551,177 options at an average exercise price of €27.554.

[1]	Including 60,339,128 subscription options and 12,915,370 purchase options.
[2]	Director until June 23, 2004.
[3]	Subscription options which gave entitlement to Aventis shares, expressed in sanofi-aventis share and price equivalents.
[4]	including former Aventis employees who became employees of sanofi-aventis on the merger of Aventis into sanofi-aventis, which became legally effective on December 31, 2004. In this case the options relate to Aventis options which gave entitlement to Aventis shares expressed in sanofi-aventis share and price equivalents.

Shares owned by members of the Board of Directors and senior management.

As of December 31, 2004, members of the Board of Directors and senior management of sanofi-aventis held in the aggregate 423,416 shares, or 0.03% of the share capital, and 0.02% of the voting rights for an Ordinary General Meeting or 0.03%1 for an Extraordinary General Meeting excluding the beneficial ownership of 178,476,513 shares held by Total as of such date, which may be attributed to Mr. Desmarest, who disclaims beneficial ownership of such shares, and excluding the beneficial ownership of 143,041,202 shares held by L’Oréal, as of such date, which may be attributed to Mr. Owen-Jones, who disclaims beneficial ownership of such shares.

Employee share ownership is described above (see “D. Employees and profit-sharing — Employee share ownership”).

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The table below shows the ownership of our shares at December 31, 2004, indicating the beneficial owners of more than 5.0% or more of our shares.

	Shares		Voting Rights
	Number	Percentage	Number		Percentage
L’Oréal	143,041,202	10.13%	286,082,404		17.12%
Total	178,476,513	12.65%	356,953,026		21.37%
Other Public	994,469,423	70.46%	1,001,883,772		59.97%
Held by sanofi-aventis or its subsidiaries	77,207,485	5.47%	0		0%
- of which held by sanofi-aventis	75,946,386	5.38%	0		0%
Employees(1)	18,209,694	1.29%	25,687,730		1.54%
Total	1,411,404,317	100.0%	1,670,606,932	(2)	100.0%

(1)	Represents shares held through our employee savings plans.
(2)	Based on the total number of voting rights on December 31, 2004 i.e. after the merger of Aventis into sanofi-aventis.

Our statuts (bylaws) provide for double voting rights for shares held in registered form for at least 2 years. For more information relating to our shares, see “Item 10. Additional Information — Memorandum and Articles of Association”.

Total and L’Oréal are the only two entities known to hold more than 5% of the outstanding sanofi-aventis ordinary shares. At year end 2003, prior to the increase of our share capital caused by our tender offers for Aventis and subsequent merger, Total held 24.35% of our share capital and 35.04% of our voting rights. At the same date, L’Oréal held 19.52% of our share capital and 28.09% of our voting rights.

Total and L’Oréal have announced the termination of their shareholders’ agreement (see “shareholders’ Agreement” below).

In accordance with our statuts, shareholders are required to notify our company once they have acquired more than 1% of our share capital (see “Item 10. Additional Information — Memorandum and Articles of Association — Requirements for Holdings Exceeding Certain Percentages”).

For the year ended December 31, 2004, we were informed that the following share ownership declaration thresholds had been passed:

•	Following the issuance of new sanofi-aventis shares pursuant to the offer:

L’Oréal declared on August 24, 2004 that it had passed below the threshold of 20% of our voting rights, and also that it had reduced its interest by a number of the 1% incremental thresholds of our share capital and voting rights for which declaration is required under our statuts.

[1]	takes into account of shares subject to usufruit.

Total declared on August 25, 2004 that it had passed below the thresholds of 20% of our share capital and 33 1/3% of our voting rights, and also that it had reduced its interest by a number of the 1% incremental thresholds for which declaration is required under our statuts.

Total and L’Oréal also declared that the shareholder group consisting of Total and L’Oréal had passed below the thresholds of 33 1/3% of our share capital and 50% of our voting rights, and also that it had reduced its interest by a number of the 1% incremental thresholds of our share capital and voting rights for which declaration is required under our statuts.

•	On August 20, 2004, the Kuwait Petroleum Corporation, or KPC, disclosed that it had passed above the 5% threshold of our share capital and voting rights following settlement of the offer for Aventis. On September 13, 2004, following a sale of its sanofi-aventis ordinary shares, it disclosed that, as of that date, it held 47,040,230 sanofi-aventis ordinary shares, representing approximately 3.4% of the outstanding sanofi-aventis ordinary shares. On February 2, 2005, as a result of the sale of 47,040,230 ordinary shares of sanofi-aventis to international institutional investors, KPC passed below the thresholds of 3%, 2% and 1% of our share capital and 2% and 1% of our voting rights, and now no longer holds any shares or securities convertible into shares of sanofi-aventis.

•	On February 11, 2005, Capital Group International, Inc. filed a statement on Schedule 13G with the U.S. Securities and Exchange Commission, on which it disclosed that it held 67,573,730 of our share capital on behalf of its clients and as an intermediary. This holding represents approximately 4.8% of our share capital.

•	The Caisse de Dépôts et Consignations (CDC) declared that it had passed below and then above the 1% threshold of our share capital and our voting rights stipulated in our statuts. On March 22, 2005, the CDC held 16,627,569 sanofi-aventis ordinary shares and voting rights, representing 1.19% of our share capital and 1% of our voting rights.

The Caisse Nationale des Caisses d’Epargne et de Prévoyance declared that it had passed below and subsequently above various thresholds stipulated in our statuts with respect to our voting rights and our share capital. As of October 12, 2004, the Caisse Nationale des Caisses d’Epargne et de Prévoyance held 9,776,355 sanofi-aventis ordinary shares and voting rights, representing 0.70% of our share capital and 0.58% of our voting rights.

•	The Société Générale Group declared that it had successively passed above and then below the threshold of 1% of our share capital. On December 10, 2004, the Société Générale Group held 13,684,979 sanofi-aventis ordinary shares, representing 0.996% of our share capital and 0.824% of our voting rights.

•	On February 25, 2005, Franklin Resources, Inc declared that it held 23,988,919 shares representing 1.69% of our share capital.

As of December 31, 2004, and after taking into account unidentified holders of bearer shares, French shareholders (excluding shares held by L’Oréal, Total, our employee savings plan and treasury shares) represented approximately 20% of our share capital (mainly held by institutional investors). Foreign shareholders represent approximately 50% of our share capital, held primarily by institutional investors in the United States (approximately 20%) and the United Kingdom (approximately 8%).

Shareholders’ Agreement

The shareholders’ agreement between Elf Aquitaine (subsequently replaced by Total) and L’Oréal signed on April 9, 1999, expired on December 2, 2004 in accordance with an amendment dated November 24, 2003.

Under the terms of the shareholders’ agreement prior to its expiration, the parties had agreed not to sell part of the shares covered by the shareholders’ agreement except in certain limited circumstances, such as the commencement of a tender offer for our shares. The shareholders’ agreement also contained provisions relating to the composition of our Board of Directors, cooperation among the parties’ respective appointees to our Board of Directors, and dilution of the parties’ respective shareholdings in sanofi-aventis.

B. Related Party Transactions

In the ordinary course of business, we purchase materials, supplies and services from numerous companies throughout the world. Members of our Board of Directors are affiliated with some of these companies. We conduct our transactions with such companies on an arm’s length basis and do not consider the amounts involved in such transactions to be material.

During 2004 and through the date of this annual report, we have not been involved in, and we do not currently anticipate becoming involved in, any transactions with related parties that are material to us or to any of our related parties and that are unusual in their nature or conditions. We have not made any outstanding loans to or for the benefit of:

•	enterprises that, directly or indirectly, control or are controlled by, or are under common control with us;

•	enterprises in which we have significant influence or that have significant influence over us other than in the ordinary course of business;

•	shareholders beneficially owning a 10.0% or greater interest in our voting power;

•	any member of our senior management or directors; or

•	enterprises in which persons described above own, directly or indirectly, a substantial interest in the voting power.

C. Interests of Experts and Counsel

N/A

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements for the years 2004, 2003 and 2002 are included in this annual report at “Item 18. Financial Statements”.

Dividends on Ordinary Shares

We paid annual dividends for the years ended December 31, 2000, 2001, 2002 and 2003 and our shareholders will be asked to approve the payment of an annual dividend in the amount €1.20 per share for the year 2004 at our next annual shareholders’ meeting. If approved, this dividend will be paid on June 7, 2005.

In 2004, due to our offers to acquire Aventis, our board of directors arranged for an interim dividend of €0.97 per share that was paid on May 5, 2004, with the balance paid on September 30, 2004, after the offers closed. On the sanofi-aventis shares issued to tendering holders of Aventis shares, the entire dividend of €1.02 was paid on September 30, 2004.

We expect that we will continue to pay regular dividends based on our financial condition and results of operations. The proposed 2004 dividend equates to a distribution of 30.8% of our adjusted pro forma earnings per share. For information on the non-GAAP financial measure, adjusted earnings per share, see “Item 5. Operating and Financial Review and Prospects — Sources of Revenues and Expenses — Adjusted Net Income.”

The following table sets forth information with respect to the dividends paid by our company in respect of the years 2000, 2001, 2002 and 2003 and the dividend that will be proposed for approval by our shareholders in regards to the year ended in 2004 at our May 31, 2005 shareholders’ meeting.

	2000	2001	2002	2003	2004(1)
Net Dividend per Share (in €)	0.44	0.66	0.84	1.02	1.20
Net Dividend per Share (in U.S. $)	0.39	0.59	0.88	1.28	1.62

(1)	Proposal, subject to shareholder approval.

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

In France, dividends are paid out of after-tax income. French residents were formerly entitled to a tax credit, known as the avoir fiscal, in respect of dividends received from French companies. However, the French Finance Law of 2004 provided for a reform of the French tax treatment of distributions that involved the implementation of a new mechanism to avoid double taxation of dividends and the elimination of the former avoir fiscal and précompte mechanisms as explained in Item 10 “Additional Information — Taxation.” French resident individual shareholders and French resident corporate shareholders will not be entitled to the avoir fiscal with respect to dividend distributions made in 2005 or later, as a consequence of the implementation of this new taxation system. Dividends paid to non-residents normally are subject to a 25% French withholding tax. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate of withholding tax and entitled to certain benefits. For further details please see “Item 10. Additional Information — Taxation.”

Annual Payments on PSSAs

The table below sets forth, for the years indicated, the amount of dividends paid per PSSA (Participating Share Series A; see Item 9 for further details). The PSSAs are generally entitled to receive an annual payment determined according to a specific formula and subject to certain conditions. Until the payment made in August 2004, the annual payments on the PSSAs were equal to the sum of a fixed portion and a variable portion equal to the greater of 600% of the dividend per ordinary share or 150% of an amount calculated pursuant to a formula which takes into account the changes in consolidated sales and consolidated net income. As of the date of filing of this annual report and further to the merger of Aventis with and into sanofi-aventis, the method enabling to calculate the annual payment for the coming years (starting in August 2005) was under review. Such amounts have been translated in each case into dollars and adjusted for the one-to-four ratio of PSSAs to PSSA-ADSs. Annual payments paid to holders of PSSA-ADSs will generally be exempt from French withholding tax. An annual payment is paid on August 15 of each year in respect of the prior year.

	2003	2002	2001	2000	1999
Annual payment per PSSA	€6.0634	€5.3434	€4.6234	€4.1434	€3.8434
Annual payment per PSSA-ADS	$1.8530	$1.5118	$1.1312	$0.9305	$0.8692

Information on Legal or Arbitration Proceedings

Our principal legal proceedings are described below and in Note D.20.1 to the sanofi-aventis consolidated financial statements included at Item 18, which we incorporate herein by reference. Other than the matters so described, there are currently no pending legal proceedings that we believe could have a material effect on our business, results of operations or financial condition. We are also involved from time to time in a number of legal proceedings incidental to the normal conduct of our business, including proceedings involving product liability claims, commercial claims, employment and wrongful discharge claims, patent infringement claims, competition claims, tax assessment claims, waste disposal claims and tort claims relating to the release of chemicals into the environment.

Lovenox® Patent Litigation

(Update to the caption “Lovenox® Reissue/Generic Filing” at Note D.20.1 to the consolidated financial statements included herein at Item 18.)

United States: In March 2005, Amphastar filed a third motion for summary judgment. As is the case with the two earlier motions, if the court were to grant Amphastar’s request for summary judgment in full, this could result in a decision unfavorable to sanofi-aventis without the suit proceeding to trial.

Canada: On March 11, 2005, Aventis Pharma S.A. and Aventis Pharma Inc., subsidiaries of sanofi-aventis, filed suit against Novopharm Limited in the Federal Court of Canada for infringement of Canadian patent number 2,045,433 (‘433 patent). The ‘433 patent expires in 2011, and is the Canadian counterpart to U.S. patent number 5,389,618, which is being asserted in the U.S. against Amphastar Pharmaceuticals and Teva Pharmaceuticals. Novopharm has received a Notice of Compliance in Canada to market generic enoxaparin sodium. Further, on April 1, 2005, we initiated a judicial review proceeding before the Federal Court of Canada against the Minister of Health, Attorney General of Canada and Novopharm Limited. We seek to obtain an order quashing the Notice of Compliance issued to Novopharm on February 28, 2005, with respect to a purported generic form of injectible enoxaparin.

Plavix® Patent Litigation

(Update to the caption “Plavix® Litigation” at Note D.20.1 of the consolidated financial statements included herein at Item 18.)

United States: On March 30, 2005, at the request of sanofi-aventis, Apotex, and their respective affiliates, the U.S. District Court for the Southern District of New York approved an extension of the date for submission by the parties of the pre-trial order in our Plavix® patent-infringement litigation against Apotex and Dr. Reddy’s Laboratories. The new date is May 13, 2005. The submission date had previously been scheduled for April 8, 2005.

In a stipulation filed with the U.S. District Court for the Southern District of New York on April 1, 2005, all parties to the patent infringement litigation against Teva have agreed, subject to the approval of the court, to resolve the pending motion to consolidate by agreeing that the Teva litigation will be stayed, pending resolution of the Apotex and Dr. Reddy litigation, and that the parties to the Teva litigation will be bound by the outcome of the litigation in the District Court against Apotex or Dr. Reddy.

Canada: The Canadian Federal Court of Ottawa granted sanofi-aventis’s application for an order of prohibition against the Minister of Health and Apotex Inc. in relation to Apotex’s 2003 application in Canada for a marketing authorization for a generic version of clopidogrel bisulfate tablets. The Canadian Court rejected Apotex’s challenge to the Plavix® patent and held that the asserted claims are novel, not obvious and infringed.

Allegra®

(Update to the caption “Allegra® Litigation” at Note D.20.1 to the consolidated financial statements included herein at Item 18.)

Allegra® Litigation. Following a hearing held in March 2005, the U.S. District Court for New Jersey allowed defendant’s summary judgment motion concerning the formulation patent ‘872. The infringement claims concerning the method of use and process patents as well as patent ‘872 for the Allegra® D formulation remain pending. Further, the dismissals of these formulation patents in summary judgment do not affect the Allegra® patent infringement litigation pending against two of the seven generic companies, Sandoz and Ranbaxy.

Cipro® Litigation

(Update to the caption “Cipro® Litigation” at Note D.20.1 to the consolidated financial statements included herein at Item 18.)

In March 2005, the District Court granted sanofi-aventis’s summary judgment motions, and issued a judgment in favor of sanofi-aventis and the other defendants in this litigation. Plaintifs may appeal this decision.

DDAVP® Antitrust Litigation

(Update to the caption “DDAVP® Antitrust Litigation” at Note D.20.1 of the Consolidated Financial Statements included herein at Item 18.)

In February and March 2005, five additional putative class actions were filed claiming injury as a result of Ferring B.V. and Aventis Pharmaceuticals Inc.’s alleged violations of the Sherman Act and the antitrust and deceptive trade practices statutes of several states. Each of these additional suits was filed in the Southern District of New York, and seeks to proceed on behalf of a putative class of direct or indirect purchasers of DDAVP® tablets.

Armour Blood Products Litigation

(Update to the caption “Armour Blood Products Litigation” at note D.20.1 of the Consolidated Financial Statements included herein at Item 18.)

On March 3, 2005, the U.S. District Court for the Northern District of Illinois denied plaintiffs’ requests to certify class actions with respect to the cases before it. Plaintiffs may continue with their individual complaints.

Ramipiril Canada

(Update to the caption “Ramipiril Canada” at note D.20.1 of the Consolidated Financial Statements included herein at Item 18.)

On March 11, 2005, the Canadian Federal Tribunal ruled that the Minister of Health was prohibited from issuing a Notice of Compliance to Pharmascience on the basis of the first allegation in Pharmascience’s ANSD to market generic ramipiril in Canada.

Rilutek® Litigation

(Update to the caption “Rilutek® Litigation” at note D.20.1 of the Consolidated Financial Statements included herein at Item 18.)

On March 16, 2005, the Federal District Court for Delaware entered final judgment in favor of sanofi-aventis’s subsidiary Aventis Pharmaceuticals Inc.

Rhodia

(Update to the caption “Rhodia” at Note D.20.1 to the consolidated financial statements included herein at Item 18.)

With respect to the proceedings initiated by Rhodia seeking indemnification for environmental liabilities with respect to the Cubatao (Brazil) site, sanofi-aventis has learned that Rhodia has filed a claim with a court in Sao Paolo, Brazil. Sanofi-aventis has not yet been formally served with process in this matter.

Government Investigations

(Update to the caption “Government Investigations — Pricing and Marketing Practices” at Note D.20.1 to the consolidated financial statements included herein at Item 18.)

The U.S. Attorney’s Office in Boston expanded its “private label” investigation to include allegations that API directly or indirectly made payments to customers or to those in a position to influence sales of API pharmaceuticals in order to obtain or keep drug business and to evade Medicaid best price reporting requirements. As part of the expanded investigation the government served API with a subpoena investigating criminal federal health care violations related to health care benefit programs. The subpoena asked for documents related to API interactions with and payments to managed care customers, formulary placement, sales and marketing of specific products to those managed care customers, as well as contracts with wholesalers and distributors and payments to non-Aventis employees. API will respond to this subpoena.

B. Significant Changes

Since December 31, 2004, date of the latest balance sheet included in this annual report, we refinanced substantially all of our financial debt. For additional information, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Refinancing Carried Out in 2005.”

Item 9. The Offer and Listing

A. Offer and Listing Details

We have one class of shares. Each American Depositary Share, or ADS, represents one-half of one share. The ADSs are evidenced by American Depositary Receipts, or ADRs, which are issued by The Bank of New York.

Our shares trade on the Eurolist market of Euronext Paris S.A (Compartment A) and our ADSs trade on the New York Stock Exchange. There can be no assurances as to the establishment or continuity of a public market for our shares or ADSs.

Trading History

The table below sets forth, for the periods indicated, the reported high and low quoted prices of our shares on the Eurolist market of Euronext Paris S.A. and on the New York Stock Exchange (source: Bloomberg).

	Euronext Paris		NYSE
Calendar period	High	Low	High	Low
	(price per share in €)		(price per share in $)
Monthly
March 2005	66.50	60.50	43.34	40.40
February 2005	61.20	56.40	40.39	36.75
January 2005	59.90	56.85	40.26	36.60
December 2004	59.45	55.75	40.48	36.92
November 2004	59.95	56.25	39.25	36.42
October 2004	60.30	54.50	37.36	34.81
2004
First quarter	63.25	52.90	40.10	32.23
Second quarter	56.90	49.42	33.91	29.22
Third quarter	59.90	51.70	36.94	31.61
Fourth quarter	60.30	54.50	40.48	34.81
Full Year	63.25	49.42	40.48	29.22
2003
First quarter	59.50	41.50	32.00	22.53
Second quarter	58.20	46.32	33.67	25.65
Third quarter	56.75	47.61	32.00	26.02
Fourth quarter	60.00	50.80	37.92	30.26
Full Year	60.00	41.50	37.92	22.53
2002
Full Year (NYSE beginning on July 1)	84.30	49.78	32.80	24.90
2001
Full year	86.50	52.60	—	—
2000
Full year	71.00	34.70	—	—

B. Plan of Distribution

N/A

C. Markets

Our shares are listed on the Eurolist market of Euronext Paris S.A. (Compartment A) under the symbol “SAN” and our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “SNY”. At the date of this annual report, our shares are included in a large number of indices including the “CAC 40 Index”, the principal index published by Euronext. This index contains 40 stocks selected among the top 100 companies based on free-float capitalization and the most active stocks listed on the Eurolist market. The CAC 40 Index indicates trends on the French stock market as a whole and is one of the most widely followed stock price indexes in France. Our shares are also included in the S&P Global 100 Index, the Dow Jones EuroSTOXX 50 and the MSCI Pan-Euro Index.

Participating Shares Series A

We are not aware of any non-U.S. trading market for our Participating Shares Series A (“PSSAs”). In the United States, the PSSAs exist in the form of American Depositary Shares issued by The Bank of New York, as depositary, each representing one-quarter of a PSSA (“PSSA-ADSs”). We are not aware of any U.S. trading market for the PSSA-ADSs since their suspension from trading on the NYSE on May 18, 1995, and their subsequent removal from listing on the NYSE on July 31, 1995. Prior to their delisting, the PSSA-ADSs traded on the NYSE under the symbol RP PrA.

In the first stage of the privatization of Rhône-Poulenc S.A. in March 1993, Rhône-Poulenc S.A. made a public offer to exchange ordinary shares for PSSAs at an exchange rate of one ordinary share for each PSSA and 4,659,714 PSSAs, representing 98.52% of all PSSAs outstanding, were tendered and accepted for exchange by Rhône-Poulenc S.A. and subsequently canceled. In March 1995, Rhône-Poulenc S.A. made a tender offer to purchase for cash all of the outstanding PSSA-ADSs at $18.40 net per PSSA-ADS. In the tender offer, 54,836 PSSAs, representing 78% of all PSSAs outstanding were tendered and accepted for payment by Rhône-Poulenc and subsequently canceled. As a result, following the tender offer, there were only 15,380 PSSAs outstanding. Due to their small number, the NYSE suspended the remaining PSSA-ADSs from trading on the NYSE on May 18, 1995, and removed them from listing on July 31, 1995. Since such time, we have repurchased another 12,084 PSSAs in private transactions, leaving only 3,296 PSSAs outstanding as of December 31, 2004, of which substantially all were represented by PSSA-ADSs. In view of the small number of PSSAs that remain outstanding, at some time in the future, sanofi-aventis intends to terminate the Deposit Agreement for the PSSA-ADSs and apply to the U.S. Securities and Exchange Commission to terminate registration of the PSSAs and the PSSA-ADSs under the Securities Exchange Act of 1934, as amended.

8 1/8% Cumulative Preference Shares, Series A

On November 19, 2004, Rhône-Poulenc Overseas Limited, a wholly-owned subsidiary of our company, redeemed all outstanding 8 1/8% Cumulative Preference Shares, Series A (“Preference Shares”) at US $25.00 per Preference Share plus an amount equal to all accrued and unpaid dividends to November 19, 2004 of US $0.2765 per Preference Share.

The Preference Shares were issued by Rhône-Poulenc Overseas Limited. The payment of dividends and payments on liquidation or redemption with respect to the Preference Shares were guaranteed by Aventis pursuant to the terms of a guarantee executed and delivered by Aventis for the benefit of the holders from time to time of Preference Shares. The Preference Shares had been listed on the NYSE since July 13, 1993, where they traded under the symbol RPO/PA. Aventis was not aware of any non-U.S. trading market for the Preference Shares.

The Eurolist market

In February 2005, Euronext Paris overhauled its listing structure by implementing the Eurolist market, a new single regulated market, which has replaced the regulated markets formerly operated by Euronext Paris, i.e., the Bourse de Paris (which comprised the Premier Marché and the Second Marché) and the Nouveau Marché. As part of this process, Euronext Paris transferred on February 21, 2005 all shares and bonds listed on the Premier Marché, Second Marché and Nouveau Marché on the Eurolist market.

As from February 21, 2005, all securities approved for listing by Euronext Paris are traded in the Eurolist market. The Eurolist market is a regulated market operated and managed by Euronext Paris, a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. Securities listed on the Eurolist market are classified by alphabetical order. In addition, Euronext Paris created the following compartments for classification purposes: Compartment A for issuers which market capitalization is over €1 billion, Compartment B for issuers which market capitalization is between €150 million and €1 billion and Compartment C for issuers which market capitalization is under €150 million.

Trading on the Eurolist market

Securities listed on the Eurolist market of Euronext Paris are officially traded through authorized financial institutions that are members of Euronext Paris. Euronext Paris places securities listed on the Eurolist market in one of two categories, depending on their trading volume. Our shares trade in the category known as Continu, which includes the most actively traded securities. Securities pertaining to the Continu category are traded on each trading day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which times trades are recorded but not executed until, respectively, the opening auction at 9:00 a.m. and the closing auction at 5:30 p.m.). In addition, from 5:30 p.m. to 5:40 p.m., trading can take place at the closing auction price. Trading in a security after 5:40 p.m. until the beginning of the pre-opening session of the following trading day may take place at a price that must be within the last auction price plus or minus 1%. Euronext Paris has introduced continuous electronic trading during trading hours for most listed securities.

Euronext Paris automatically restricts trading in a security listed on the Eurolist market in the Continu category upon entry of an order in the order book likely to result in a trade being executed at a price exceeding the specific price limits defined by its regulations. In particular, trading is automatically restricted in a security whose quoted price varies by more than 10.0% from the last price determined in an auction or by more than 2.0% from the last traded price. Trading of this security resumes after a call phase of four minutes, during which orders are entered in the central order book but not executed, which ends by an auction. Euronext Paris may also suspend trading of a security listed on the Eurolist market in other limited circumstances (suspension de la cotation), in particular to prevent or halt disorderly market conditions. In addition, in exceptional cases, including, for example, in the context of a takeover bid, Euronext Paris may also suspend trading of the security concerned, upon request of the AMF.

Trades of securities listed on the Eurolist market are settled on a cash basis on the third day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (service à règlement différé) for a fee. The deferred settlement service is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors can elect on the determination date (jour de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. At the date of this annual report, our shares are currently eligible for the deferred settlement service.

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

Trading Practices and Trading in own Shares

Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described at “Item 10. Additional Information — Memorandum and Articles of Association — Trading in Our Own Shares”.

D. Selling Shareholders

N/A

E. Dilution

N/A

F. Expenses of the Issue

N/A

Item 10. Additional Information

A. Share Capital

As of December 31, 2004, our share capital amounted to €2,822,808,634, divided into 1,411,404,317 outstanding shares with a nominal value of €2 per share. All of our outstanding shares are of the same class and are fully paid. Of these shares, we or entities controlled by us held 77,207,485 shares (or 5.47% of our outstanding share capital), as treasury shares as of such date.

At an extraordinary general meeting held on June 23, 2004, our shareholders authorized our board of directors to increase our share capital, through the issuance of shares or other securities with or without preferential rights or warrants, by an aggregate maximum nominal amount of €1,250 million. We plan to ask our shareholders to replace these authorizations with new authorizations for a 26 month period up to an aggregate maximum nominal amount of €1.6 billion at our next general shareholders’ meeting, scheduled to be held on May 31, 2005. See “Changes in Share Capital — Increases in Share Capital” below.

For additional information regarding our shares, see “— Memorandum and Articles of Association” below.

Voting Rights

In general, each shareholder is entitled to one vote per share at any general shareholders’ meeting. However, our statuts provide that any fully paid-up shares that have been held in registered form under the name of the same shareholder for at least two years acquire double voting rights. As of December 31, 2004, there were 336 410 100 shares that were entitled to double voting rights, representing 23.8% of our total share capital, approximately 25.2% of our outstanding share capital that is held by holders other than sanofi-aventis and its subsidiaries, and 40.3% of the total voting rights of sanofi-aventis.

Double voting rights are not taken into account in determining whether a quorum exists.

Under the French Commercial Code, shares of a company held in treasury or by entities controlled by that company are not entitled to voting rights and do not count for quorum purposes.

Our statuts allow us to obtain from Euroclear France the name, nationality, address and number of shares held by the holders of our securities that have, or may in the future have, voting rights. If we have reason to believe that an individual on any list provided by Euroclear France holds for the account of another person, our statuts allow us to request such information regarding beneficial ownership directly of any shareholder named on the list provided by Euroclear France. See “Memorandum and Articles of Association — Form, Holding and Transfer of Shares” below.

Shares Eligible For Future Sale

Sales of substantial amounts of our shares and ADSs in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our shares and ADSs and could impair our future ability to raise capital through an offering of our equity securities.

At December 31, 2004, we had 1,411,404,317 shares outstanding, all of which are freely tradable on Euronext Paris. In addition, sales may also occur in institutional offerings or within the United States in compliance with the limitations of Rule 144 of the Securities Act.

Shareholders’ Agreement

As of December 31, 2004, Total and L’Oréal owned 12.65% and 10.13% of our share capital, respectively. Both Total and L’Oréal are able to sell all of their shares since the shareholders’ agreement expired on December 2, 2004. Total has gradually reduced its shareholding in our company since the merger of Sanofi and Synthélabo in 1999. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreement” for more information regarding Total and L’Oréal’s respective shareholdings.

Stock Options and Warrants

Stock Options

Types of Stock Options

We have two types of stock options outstanding: subscription options (options de souscription) and purchase options (options d’achat d’actions). Upon exercise of a subscription option, we issue new shares, whereas upon exercise of a purchase option, the option holder receives existing shares. We purchase our shares on the market prior to the grant of the purchase options in order to provide the option holder with shares upon exercise. Following the merger of Aventis with and into sanofi-aventis, all previously granted options for the shares of Aventis were converted into options for our shares.

Because the exercice of purchase options will be satisfied with existing shares repurchased on the market or held in treasury, the exercice of purchase options has no impact on our equity capital.

Stock Option Plans

Our ordinary and extraordinary shareholders’ meeting of June 23, 2004 authorized our Board of Directors for 38 months to grant subscription options and/or purchase options to members of our salaried staff and our corporate officers, as well as to related French or foreign companies or consortiums under the conditions referred to Article L.225-180 of the French Commercial Code.

The aggregate number of subscription and purchase options that may be granted under this authorization may not entitle their owners to a total number of shares exceeding 2% of the share capital as of the day of the decision to grant options is taken by the sanofi-aventis board. Under such resolution, the price payable on the exercise of options may not be lower than the average of the first quoted prices of sanofi-aventis ordinary shares on the Premier marché (now the Eurolist market of Euronext) during the 20 consecutive trading days preceding the date on which the options are granted.

The authorization entails the express waiver by the shareholders, in favor of the grantees of options to subscribe for shares, of their preemptive rights in respect of shares that are to be issued as and when options are exercised.

The Board of Directors sets the terms on which options are granted and the arrangements as regards the dividend entitlement of the shares.

This authorization has not been used to date.

Conversion of Aventis stock options

The merger agreement of Aventis with and into sanofi-aventis expressly provides that sanofi-aventis, as successor to Aventis, agrees to be bound by Aventis’s obligations under the Aventis subscription stock options. Since December 31, 2004, the effective date of the merger, the Aventis subscription stock options have entitled their holders to subscribe for sanofi-aventis ordinary shares instead of Aventis ordinary shares. The number of shares subject to the options and their exercise price were adjusted to give effect to the merger exchange ratio in the following manner:

•	the number of sanofi-aventis ordinary shares that each holder of Aventis options has the right to subscribe under any given subscription option plan shall be equal to the number of Aventis ordinary shares that could formerly have been subscribed under that plan multiplied by the merger exchange ratio of 27/23 (or approximately 1.17391) applicable to shareholders, rounded down to the nearest whole number; and

•	the exercise price per sanofi-aventis ordinary share shall be equal to the exercise price per Aventis ordinary share divided by the merger exchange ratio of 27/23 (or approximately 1.17391) applicable to shareholders, rounded down to the nearest whole euro cent;

with all other terms of exercise remaining unaltered.

At the extraordinary general meeting of sanofi-aventis shareholders called on December 23, 2004 to approve the merger, the sanofi-aventis shareholders also adopted a resolution waiving their preferential subscription rights with respect to the sanofi-aventis ordinary shares that will be issued on the exercise of these subscription stock options.

With respect to the purchase option plans issued by Aventis Inc. (formerly known as Rhône-Poulenc Rorer, Inc.) and Hoechst AG that provided for the purchase of Aventis shares, the regulations of these plans were amended to provide that, after the effective time of the merger, holders of these purchase options may purchase sanofi-aventis shares after adjusting the purchase price and the number of shares subject to option by the merger exchange ratio in the same manner as set forth above, with all other terms of exercise remaining unaltered.

Treatment of “Legacy BSAs”

Legacy BSAs refer to the two series of share subscription warrants (bons de souscription d’actions) issued by Aventis. Sanofi-aventis acquired the BSAs as part of its offer for 100% of the capital of Aventis.

The merger agreement provides that in accordance with Article L.228-101 of the French Commercial Code, sanofi-aventis assumes all the obligations of Aventis in relation to the legacy BSAs.

As a result, the number of sanofi-aventis ordinary shares for which the holders of legacy BSAs may exercise the BSAs is 301,986.

B. Memorandum and Articles of Association

General

Our company is a société anonyme, a form of limited liability company, organized under the laws of France.

In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts, an English translation of which has been filed as an exhibit to this annual report. For a description of the provisions of our statuts relating to our Board of Directors and statutory auditors, see “Item 6. Directors, Senior Management and Employees.” You may obtain copies of our statuts in French from the greffe (Clerk) of the Registre du Commerce et des Sociétés de Paris (Registry of Commerce and Companies of Paris, France, registration number : 395 030 844). Please refer to that full document for additional details.

Our statuts specify that our corporate affairs are governed by:

•	Title II of the French Commercial Code (previously French Company Law No. 66-537 of July 24, 1966, as amended), and

•	the statuts themselves.

Our statuts specify that the company’s corporate purposes, in France and abroad, are:

•	Acquiring interests and holdings, in any form whatsoever, in any company or enterprise, in existence or to be created, connected directly or indirectly with the health and fine chemistry sectors, human and animal therapeutics, nutrition and bio-industry;

in the following areas :

•	Purchase and sale of all raw materials and products necessary for these activities;

•	Research, study, and development of new products, techniques and processes;

•	Manufacture and sale of all chemical, biological, dietary and hygienic products;

•	Obtaining or acquiring all intellectual property rights related to results obtained and, in particular, filing all patents, trademarks and models, processes or inventions;

•	Operating directly or indirectly, purchasing, and transferring – for free or for consideration - pledging or securing all intellectual property rights, particularly all patents, trademarks and models, processes or inventions;

•	Obtaining, operating, holding and granting all licences;

•	Participating, within the Group policy framework, in financing transactions and, in compliance with applicable legal provisions, whether in the capacity of leader or not, either in the form of centralizing accounts or centralized management of foreign exchange risks, intra-Group settlements (“netting”), or, again, in any form authorized by applicable legislation;

And, more generally:

•	All commercial, industrial, real or personal, property financial or other transactions, connected directly or indirectly, totally or partially, with the activities described above and with all similar or related activities and even with any other purposes likely to encourage or develop the company’s activities.

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

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing our company’s name or corporate purpose;

•	increasing or decreasing our share capital;

•	creating a new class of equity securities;

•	authorizing the issuance of securities giving access to our share capital or giving the right to receive debt securities;

•	establishing any other rights to equity securities;

•	selling or transferring substantially all of our assets; and

•	the voluntary liquidation of our company.

Special meetings of shareholders of a certain category of shares (such as, among others, shares with double voting rights) are required for any modification of the rights derived from that category of shares. The resolutions of the shareholders’ general meeting affecting these rights are effective only after approval by the relevant special meeting.

Annual Ordinary Meetings

The French Commercial Code requires the Board of Directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Commercial Court. The Board of Directors may also convene an ordinary or extraordinary general meeting of shareholders upon proper notice at any time during the year. If the Board of Directors fails to convene a shareholders’ meeting, our independent auditors may call the meeting. In case of bankruptcy, the liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. In addition, any of the following may request the court to appoint an agent for the purpose of calling a shareholders’ meeting:

•	one or several shareholders holding at least 5% of our share capital;

•	any interested party in cases of urgency;

•	the workers’ council in cases of urgency; or

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company.

Notice of Shareholders’ Meetings

We must announce general meetings at least 30 days in advance by means of a preliminary notice (avis de réunion), which is published in the Bulletin des Annonces Légales Obligatoires, or BALO. The preliminary notice must first be sent to the AMF. The AMF also recommends that prior to or simultaneously with the publication of the preliminary notice we publish a summary of the notice indicating the date and place of the meeting in a newspaper of national circulation in France. The preliminary notice must contain, among other things, the agenda, a draft of the resolutions to be submitted to the shareholders and the procedure for voting by mail.

At least 15 days prior to the date set for a first call, and at least 6 days prior to any second call, we must send a final notice (avis de convocation) containing the final agenda, the date, time and place of the meeting and other information for the meeting. Such final notice must be sent by mail to all registered shareholders who have held shares in registered form for more than one month prior to the date of the final notice and by registered mail, if shareholders have asked for it and paid the corresponding charges. The final notice must also be published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which our company is registered as well as in the BALO, with prior notice having been given to the AMF. If no shareholder has proposed any new resolutions to be submitted to the vote of the shareholders at the meeting and provided that the board of directors has not altered the draft resolutions included in the preliminary notice, we are not required to publish the final notice; publishing a preliminary notice that stipulates that it shall be deemed to be equivalent to a final notice will be deemed sufficient.

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

Following the date on which documents must be made available to the shareholders, a shareholder may submit written questions to the Board of Directors relating to the agenda for the meeting. The Board of Directors must respond to these questions during the meeting.

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

Attendance in Person

Any shareholder may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and our statuts.

Proxies and Votes by Mail

Proxies are sent to any shareholder on request. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting (in practice, we request that shareholders return proxies at least three business days prior to the meeting). A shareholder may grant proxies only to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or approved by the board of directors and against all others.

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

Amendments Affecting a Class of Shareholders Rights

The rights of a class of shareholders can be amended only after a special meeting of the class of shareholders affected has taken place. The voting requirements applicable to this type of special meeting are the same as those applicable to an extraordinary general meeting. The quorum requirements for a special meeting are 50% of the voting shares, or 25% upon resumption of an adjourned meeting.

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

Directors

For a description of the powers provided for our directors by our statuts, see “Item 6. Directors, Senior Management and Employees.”

Legal Reserve

The French Commercial Code requires us to allocate 5% of our unconsolidated statutory net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. At December 31, 2004, our legal reserve was €282,280,863.40, representing 10% of the aggregate nominal value of our issued and outstanding share capital as of that date. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

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

Changes in Share Capital

Increases in Share Capital

As provided by the French Commercial Code, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following the recommendation of our Board of Directors. Increases in our share capital may be effected by:

•	issuing additional shares,

•	increasing the nominal value of existing shares,

•	creating a new class of equity securities, or

•	exercise of rights attached to securities giving access to the share capital.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	in consideration for cash,

•	in consideration for assets contributed in kind,

•	through an exchange offer,

•	by conversion of debt securities previously issued,

•	by capitalization of profits, reserves or share premiums, or

•	subject to various conditions, in satisfaction of debt incurred by our company.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting acting under the regular quorum and majority requirements for such meetings. See “Quorum” and “Votes Required for Shareholder Action” above.

Since the entry into force of order 2004-604 of June 24, 2004, the shareholders may delegate to our board of directors either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital. Our Board of Directors may further delegate this power to our chief executive officer or, subject to our chief executive officer’s approval, to his delegate (directeurs généraux délégués).

On June 23, 2004, our shareholders approved resolutions delegating to the sanofi-aventis Board of Directors the power to increase the sanofi-aventis share capital, on one or more occasions as it deems appropriate, up to an aggregate par value amount of €750 million with respect to sanofi-aventis ordinary shares carrying preemptive rights, up to an aggregate par value amount of €750 million with respect to sanofi-aventis ordinary shares carrying no preemptive rights, and up to an aggregate value of €500 million with respect to sanofi-aventis ordinary shares convertible from share premiums, reserves, profits or other sums, with an overall cap on all such increases equal to €1,250 million.

On June 23, 2004, our shareholders also approved resolutions to delegate to the sanofi-aventis board of directors the power to increase the share capital, on one or more occasions, up to 2% of the share capital as measured on the date of the sanofi-aventis board’s decision, by issuing shares or other securities convertible into sanofi-aventis’s capital reserved for employees, early retirees or retirees of the company under the sanofi-aventis employee savings plan. Under this resolution, the issue price for the new sanofi-aventis shares may not exceed the average of the first quoted prices of sanofi-aventis ordinary shares on the Premier Marché (now the Eurolist market of Euronext Paris) during the 20 consecutive trading days preceding the date on which the decision is taken setting the opening date for subscriptions, and may not be more than 20% below such average for members of an employee savings plan or 30% where the period of inaccessibility stipulated by the plan in application of L.443-6 of the French Labor Code is greater than or equal to 10 years.

On June 23, 2004, our shareholders also authorized our board for a period of 38 months commencing upon this authorization to grant options to sanofi-aventis employees. The options to purchase or to subscribe sanofi-aventis ordinary shares may not give entitlement to a total number of shares exceeding 2% of the share capital as measured on the day the decision is made by the sanofi-aventis board. Under such resolution, the option price may not be lower than the average of the first quoted prices of sanofi-aventis ordinary shares on the Premier Marché (now the Eurolist market of Euronext Paris) during the 20 consecutive trading days preceding the date on which the options are granted.

None of these authorizations have been used to date.

We plan to ask our shareholders to replace the above-mentioned authorizations by using the new legal framework of delegation of authority introduced by order 2004-604 of June 24, 2004, at our next general shareholders (meeting scheduled on May 31, 2005). Under these new resolutions, the maximum aggregate par value of capital increases that could be carried out would be set at €1.6 billion, it being specified that this overall ceiling would apply to all the resolutions having effect to carry out increases in the share capital and that

-	the maximum aggregate par value of the capital increases carried out with preemptive rights maintained would be set at €1.4 billion;

-	the maximum aggregate par value of the capital increases carried out without preemptive rights would be set at €840 million;

-	the maximum aggregate par value of the capital increases carried out by incorporation of reserves, profits or other items would be set at €500 million;

-	the maximum aggregate par value of the capital increases reserved for employees would be set at 2% of the share capital as of the date of the Board decision; and

-	the options to subscribe for or purchase shares could not give entitlement to a total number of shares exceeding 2.5% of the share capital as of the day the decision is made by the Board of Directors.

Moreover, to reflect new issuance possibilities offered by the order of June 24, 2004, we plan to ask our shareholders to delegate to our Board of Directors the authority:

-	to increase the number of shares to be issued in the event of the success of a capital increase with or without preemptive rights (in accordance with applicable law and regulations as to time and quantity); and

-	to authorize the Board of Directors to allot existing or new shares free of consideration to employees up to a limit of 1% of the share capital.

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

Our shareholders may delegate the right to effect a decrease in our share capital to our Board of Directors.

Preferential Subscription Rights

According to the French Commercial Code, if we issue additional securities, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights require us to give priority treatment to current shareholders. The rights entitle the individual or entity that holds them to subscribe to the issuance of any securities that may increase the share capital of our company by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Eurolist market of Euronext Paris.

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

In the event of a capital increase without preferential subscription rights to existing shareholders, French law requires that the capital increase be made at a price equal to or exceeding the average market prices of the shares for the last three trading days on the Eurolist market of Euronext Paris weighted prior to the determination of the subscription price of the capital increase less 5%.

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

Registered shares must be converted into bearer form before being transferred on the Eurolist market of Euronext Paris on the shareholders’ behalf and, accordingly, must be registered in an account maintained by an accredited financial intermediary on the shareholders’ behalf. A shareholder may initiate a transfer by giving instructions to the relevant accredited financial intermediary. For dealings on the Eurolist market of Euronext Paris, a tax assessed on the price at which the securities were traded, or impôt sur les opérations de bourse, is payable at the rate of 0.3% on transactions of up to €153,000 and at a rate of 0.15% thereafter. This tax is subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

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

Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert that crosses the ownership threshold of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company. In addition, our statuts provide that any person or entity, acting alone or in concert with others, who becomes the owner of 1% of our share capital or our voting rights, or any multiple of that percentage, must notify us by certified mail, return receipt requested, within five trading days of the total number of shares and securities giving access to the share capital and voting rights that such person then owns. The same provisions of our statuts apply to each increase or decrease in excess of 1%. Any person or entity that fails to comply with such notification requirements, upon the request of one or more shareholders holding at least 5% of our share capital or of our voting rights made at the general shareholders’ meeting, will be deprived of voting rights with respect to the shares in excess of the relevant threshold for all shareholders’ meetings until the end of a two-year period following the date on which such person or entity complies with the notification requirements.

Purchase of Our Own Shares

Under French law, sanofi-aventis may not issue shares to itself. However, sanofi-aventis may, either directly or through a financial intermediary acting on its behalf, acquire up to 10% of its share capital within a maximum period of 18 months, provided our shares are listed on a regulated market under the conditions described under the caption “— Trading in our own shares” below. To acquire our shares for this purpose, we must file a note d’information that has received the approval (visa) of the AMF. We can elect to file such prospectus (note d’information) either prior to obtaining our shareholders’ approval at an ordinary general meeting, or after our board of directors, duly authorized by our shareholders, has decided to initiate the share purchase plan.

We may not cancel more than 10% of our outstanding share capital over any 24-month period. Our repurchase of shares also must not result in our company holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital. We must hold any shares that we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preferential subscription rights attached to them.

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

On May 19, 2003, our shareholders authorized the purchase and the cancellation of 10% of our shares (up to €5.8 billion). Under this authorization, the purchase price for any share purchased may not be greater than €80, and the selling price of any share sold may not be lower than €20, except for shares sold to beneficiaries of certain stock option plans (which may be sold at a price between €6.01 and €69.94). We were authorized to purchase our shares from the date of our shareholders’ meeting, which was May 19, 2003 through the period ending 18 months from that date, which was November 19, 2004. The prospectus (note d’information) relating to this share repurchase program was granted visa n° 03-299 by the COB.

On June 23, 2004, our shareholders approved a resolution to authorize us to purchase up to 10% of our shares for an additional 18-month period. Such authorization was effective as of the meeting date of the sanofi-aventis board of directors held to review sanofi-aventis’s financial statements for the six months ended June 30, held on August 30th, 2004, and voided any unused portion of the May 19, 2003 share purchase authorization as of that effective date. Under this authorization, the purchase price for each sanofi-aventis ordinary share may not be greater than €90.00, and the maximum amount that sanofi-aventis may pay for the repurchases is €13,026,566,790. A prospectus (note d’information) describing this share repurchase programme as adopted by the sanofi-aventis board of directors on August 30, 2004 was granted visa n° 04-757 by the AMF on September 13, 2004. At our next shareholders’ meeting, scheduled for May 31, 2005 we plan to ask our shareholders to renew the authorization to purchase up to 10% of our share for an additional 18 months period. Under the proposed resolution, the purchase price for any such shares may not be greater than €90.00 per share.

Trading in Our Own Shares

European regulation n°2273/2003, dated December 22, 2003 (which we refer to in this section as the Regulation), in application of European directive 2003/6/CE, dated January 2003, known as the “Market Abuse Directive” and relating to share repurchase programs and the stabilization of financial instruments, came into effect on October 13, 2004.

The entry into force of the Regulation has resulted in changes in the manner in which share repurchase programs are implemented. Under the Regulation, an issuer will benefit from a safe harbor for share transactions that comply with certain conditions relating to the pricing, volume and timing of transactions and that are made in connection with a share repurchase program having for its purpose the cancellation of the repurchased shares or the covering of the exercise of stock options under stock option plans or the conversion of convertible debt securities. In order to qualify for the safe harbor, the issuer must generally comply with the following timing, pricing and volume restrictions:

•	a share purchase must be made at a price no higher than the last independent transaction or, if higher, the last independent bid price, on the market where the share purchase is made;

•	subject to certain exceptions for illiquid securities, the issuer may not purchase more than 25% of the average daily volume of its shares, as calculated based on the average daily volume during the month preceding the month in which the share repurchase program was published. If the share repurchase program does not make reference to this volume, the average daily volume will be calculated based on the 20 trading days preceding the purchase; and

•	the issuer must not:

•	resell the shares acquired pursuant to the repurchase program, except in connection with covering the exercise of stock options or convertible securities and in a transaction that is managed by a financial services intermediary acting independently;

•	effect any transaction during a “blackout period” imposed by the applicable law of the member state in which the transaction occurs; or

•	effect any transaction in securities with respect to which the issuer has decided to defer disclosure of any material, non-public information.

Transactions that do not comply with these conditions or that are effected for other purposes will not qualify for the safe harbor.

On October 13, 2004, the AMF published certain guidance regarding the implementation of the Regulation in France followed by the enactment of the AMF Regulation and subsequent instructions and statements. Generally, the AMF Regulation provides for the following:

•	An issuer that already has in place a valid share repurchase program may continue to implement that program without seeking a new authorization from its shareholders and without filing a new prospectus with the AMF. However, the issuer must seek a new authorization at its next annual general meeting of shareholders for a repurchase program that complies with the Regulation.

•	The foregoing conditions with respect to transaction pricing, volumes and timing supersede those set forth in article 7 of the COB regulation n°90-04.

•	As permitted by the Directive, which provides for the continuation of existing practices that do not constitute market manipulation and that conform with certain criteria set forth in European directive 2004/72, dated April 29, 2004, the AMF published exceptions on March 22, 2005 to permit the following existing market practices:

•	transactions pursuant to a liquidity agreement concluded with a financial services intermediary that complies with the ethics guidelines (charte de déontologie) approved by AMF; and

•	the purchase of shares that are subsequently used as acquisition currency in a business combination transaction.

The AMF confirmed that all transactions directed at maintaining the liquidity of an issuer’s shares must be conducted pursuant to a liquidity agreement with a financial services intermediary, acting independently.

•	Issuers must report all transactions in their own shares publicly within seven trading days of the transaction in a prescribed format.

•	During the life of any share repurchase program, the issuer must keep a strict record of the shares repurchased and the purposes for which those shares were used. Immediately after purchase, the issuer must allocate a specific purpose to the repurchased shares and must not subsequently use the shares for a different purpose. The issuer must report the purposes to which the repurchased shares were put to each annual general meeting of its shareholders.

•	With respect to shares repurchased before October 13, 2004, the AMF published on February 22, 2005 the conditions under which issuers will be able to:

•	allocate the shares to a purpose that will qualify for the safe harbour before the next shareholders’ meeting;

•	allocate the shares to one of the exceptional existing market practices set forth above before the next shareholders’ meeting;

•	sell the shares.

Ownership of Shares by Non-French Persons

The French Commercial Code currently does not limit the right of non-residents of France or non-French persons to own and vote shares. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 33 1/3% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances depending upon factors such as:

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

C. Material Contracts

In connection with our offer for Aventis, we entered into a credit facility agreement dated April 24, 2004, permitting borrowing in the amount of up to €16,000 million, which was used mainly to finance the cash consideration to be paid to holders of Aventis securities pursuant to the offer and may also be used to refinance certain debt of Aventis and its subsidiaries. This facility was, subject to certain conditions, entirely underwritten by BNP Paribas and an affiliate of Merrill Lynch & Co.

The credit facility agreement provides that the credit facility is to be divided into a €5,000 million term loan facility (“Tranche A”) with a final maturity date of January 24, 2005 (which was able to be extended in two six-month increments), a €5,500 million term loan facility (“Tranche B”) with a final maturity date of January 25, 2007, and a €5,500 million revolving loan facility (“Tranche C”) with a final maturity date of January 25, 2009. Except as noted above, each tranche is required to be repaid in its entirety on its final maturity date. In 2005, Tranche A and Tranche B were repaid in full and €4,500 million of the credit available under Tranche C has been cancelled and replaced with other credit lines. For a description of amounts outstanding under this facility at year-end 2004, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing of the Aventis Acquisition” and Note D.14 to the consolidated financial statements, included herein at Item 18. The credit facility agreement has been included as Exhibit 2.5 of this annual report.

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

E. Taxation

General

General Informations

The following generally summarizes the material French, U.S. federal income and, in the case of Preference Shares only, Cayman Islands tax consequences to U.S. holders (as defined below) of owning and disposing of our ADSs, ordinary shares, PSSA-ADSs, PSSAs and Preference Shares (collectively the “Securities”). This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of our ordinary shares or ADSs, PSSAs, PSSA-ADSs, and Preference Shares.

This summary does not constitute legal or tax advice. Holders should consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of Securities in light of their particular circumstances, including the effect of any state, local or other national laws.

The statements of French, U.S. federal income and Cayman Islands tax laws set forth below are based on the laws (including, for U.S. federal income tax purposes, the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof) in force as of the date of this Annual Report and are subject to any changes in applicable French, U.S. or Cayman Islands tax laws or in the double taxation conventions or treaties between France and the United States, occurring after that date. In this regard, we refer to the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, (the “Treaty”) entered into force on December 30, 1995, and the tax regulations issued by the French tax authorities (the “Regulations”).

For the purposes of this discussion, a U.S. holder is a beneficial owner of Securities (a) who owns (directly, indirectly or by attribution) less than 5% of the voting stock or 10% of the outstanding share capital of sanofi-aventis, (b) who is (i) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (ii) a U.S. domestic corporation or certain other entities created or organized in or under the laws of the United States or any state thereof, or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the Securities, (c) who holds the Securities as capital assets, (d) whose functional currency is the U.S. dollar, (e) whose ownership of the Securities is not effectively connected to a permanent establishment or a fixed base in France, and (f) who is entitled to the benefit of the Treaty under the “Limitation on Benefits” provision contained in the Treaty.

If a partnership holds Securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. holder is a partner in a partnership that holds Securities, the holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of its Securities.

This discussion is intended only as a general summary and does not purport to be a complete analysis or listing of all potential tax effects of the ownership or disposition of the Securities to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. Certain holders (including, but not limited to, U.S. expatriates, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the Securities pursuant to the exercise of employee stock options or otherwise as compensation, dealers in securities or currencies, persons that elect mark-to-market treatment and persons holding Securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below. Holders of Securities are advised to consult their own tax advisors with regard to the application of French tax law and U.S. federal income tax law to their particular situations as well as any tax consequences arising under the laws of any state, local or other foreign jurisdiction.

French Taxes

New tax distribution regime

Holders of Securities should be aware that the French Budget Law for 2004 (No. 2003-1311 dated December 30, 2003) provides for the suppression of the avoir fiscal and the précompte with respect to dividends paid on or after January 1, 2005. However, non-individual shareholders will no longer be entitled to use the avoir fiscal as of on January 1, 2005. In addition, the French Budget Law for 2004 provides for the implementation of a temporary equalization tax that will be levied at the rate of 25% assessed on the net dividends before withholding tax paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. This temporary equalization tax will not be refundable to shareholders. Distributions made as from 2006 will not bear any précompte or temporary equalization tax.

Estate and Gift Taxes and Transfer Taxes

In general, a transfer of securities by gift or by reason of death of a U.S. holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, unless the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or the Securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

Generally, transfers of Securities (other than ordinary shares) are not subject to French registration or stamp duty. Generally, transfers of ordinary shares will not be subject to French registration or stamp duty if such transfers are not evidenced by a written agreement or if such an agreement is executed outside of France.

Wealth Tax

The French wealth tax (impôt de solidarité sur la fortune) does not generally apply to the securities if the holder is a U.S. resident, as defined pursuant to the provisions of the Treaty. U.S. Taxes.

US taxes

US status owner

Deposits and withdrawals by a U.S. holder of ordinary shares in exchange for ADSs, or of PSSAs in exchange for PSSA-ADSs (including in connection with the intended termination of the deposit agreement with respect to the PSSA-ADSs), will not be taxable events for U.S. federal income tax purposes. For U.S. tax purposes, holders of ADSs will be treated as owners of the ordinary shares represented by such ADSs, and holders of PSSA-ADSs will be treated as owners of the PSSAs represented by such PSSA-ADSs. Accordingly, the discussion that follows regarding the U.S. tax consequences of owning and disposing of ordinary shares and PSSAs is equally applicable to ADSs and PSSA-ADSs, respectively.

Information Reporting and Backup Withholding

Dividend payments made to holders and proceeds paid from the sale, exchange, redemption or disposal of Securities may be subject to information reporting to the Internal Revenue Service. Such payments may be subject to backup withholding taxes unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

State and Local Taxes

In addition to U.S. federal income tax, U.S. holders of securities may be subject to U.S. state and local taxes with respect to such securities.

ADSs-Ordinary Shares

French Taxes

Taxation of Dividends

As a result of the reform implemented by the French Budget Law for 2004, from 2005 onwards, French resident individuals will only be taxed on half of dividends received and, in addition to the annual allowance of €2,440 for couples subject to joint taxation and €1,220 for single persons, widowers or divorcees which is already applicable, will be entitled to a tax credit equal to 50% of the dividend (the “Tax Credit”). The Tax Credit will have a cap of €230 for married couples and members of a union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

Qualifying non-residents who were previously entitled to a refund of the avoir fiscal may benefit, under the same conditions as for the avoir fiscal, from a refund of the Tax Credit (net of applicable withholding tax).

However, the French tax authorities have not yet issued any guidance with regard to the refund of the Tax Credit to non-residents.

Under French law, dividends paid by a French corporation, such as sanofi-aventis, to non-residents of France are generally subject to French withholding tax at a rate of 25%. Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. holder whose ownership of the Ordinary Shares or ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. holder has in France is reduced to 15% and a U.S. holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rate of 15%, if any. In general, an eligible U.S. holder is a U.S. holder whose ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or fixed base in France, and who is (i) an individual or other non-corporate person who is a U.S. resident, as defined pursuant to the provisions of the Treaty, (ii) a U.S. domestic corporation (other than a “regulated investment company”), (iii) a

U.S. domestic corporation which is a “regulated investment company,” but only if less than 20% of its shares are beneficially owned by persons who are neither citizens nor residents of the United States, (iv) certain U.S. Pension Funds and Other Tax Exempt Entities (as defined below), or (v) a partnership or trust that is treated as a U.S. resident for purposes of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify under clause (i) or (ii) above.

Dividends paid to tax-exempt “U.S. Pension Funds” as discussed below, and certain other tax-exempt entities (including certain State-owned institutions, not-for-profit organizations and individuals with respect to dividends beneficially-owned by such individuals and derived from an investment in a tax-favored retirement account (“Other Tax-Exempt Entities”)) are nonetheless eligible for the reduced withholding tax rate of 15% provided for by the Treaty, subject to the filing formalities specified in the regulations (discussed below), provided that these entities own, directly and indirectly, less than 10% of the capital of sanofi-aventis. A “U.S. Pension Fund” includes exempt pension funds subject to the provisions of Section 401(a) (qualified retirement plans), Section 403(b) (tax deferred annuity contract) or Section 457 (deferred compensation plans) of the Code and which are established and managed in order to pay retirement benefits.

Dividends paid to an eligible U.S. holder are immediately subject to the reduced rate of 15%, provided that such holder establishes before the date of payment that is a U.S. resident under the Treaty by completing and providing the depositary with a simplified certificate (the “Certificate”) in accordance with the French tax guidelines (4J-1-05 released on February 25, 2005) with the “Certificate”. Dividends paid to a U.S. holder that has not filed the Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25% and then reduced at a later date to 15%, provided that such holder duly completes and provides the French tax authorities with the relevant Form described in the tax guidelines described above (the “Form”) before December 31 of the second calendar year following the year during which the dividend is paid. U.S. Pension Funds and Other Tax-Exempt Entities are subject to the same general filing requirements as the U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

The Certificate and the Form, together with instructions, will be provided by the depositary to all U.S. holders registered with the depositary and is also available from the U.S. Internal Revenue Service. The depositary will arrange for the filing with the French Tax authorities of all certificates properly completed and executed by U.S. holders of Share-ADSs and returned to the depositary in sufficient time that they may be filed with the French tax authorities before the distribution so as to obtain an immediate reduced withholding tax rate.

The withholding tax refund, if any, ordinarily are paid within 12 months of filing the applicable French Treasury form, but not before January 15 of the year following the calendar year in which the related dividend is paid.

Tax on Sale or Other Disposition

In general, under the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the redemption or sale or exchange of ordinary shares or ADSs unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. Special rules apply to individuals who are residents of more than one country.

U.S. Taxes

Taxation of Dividends

For U.S. federal income tax purposes, the gross amount of any distribution and Tax Credit paid to U.S. holders (that is, the net distribution received plus any tax withheld therefrom), will be treated as ordinary dividend income to the extent paid or deemed paid out of the current or accumulated earnings and profits of sanofi-aventis (as determined under U.S. federal income tax principles).

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a U.S. holder that is an individual prior to January 1, 2009 with respect to the ADSs or our ordinary shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ordinary shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe sanofi-aventis was not a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 or 2004 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate that sanofi-aventis will become a PFIC for its 2005 taxable year.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or ordinary shares and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ordinary shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions out of earnings and profits with respect to the ADSs or ordinary shares generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” (or, in the case of certain U.S. holders, “financial services”) income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, French income tax withheld in connection with any distribution with respect to the ADSs or ordinary shares may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively such French withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of certain arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

To the extent that an amount received by a U.S. holder exceeds the allocable share of current and accumulated earnings and profits of sanofi-aventis, such excess will be applied first, to reduce such U.S. holder’s tax basis in its ordinary shares or ADSs and then, to the extent it exceeds the U.S. holder’s tax basis, it will constitute capital gain from a deemed sale or exchange of such ordinary shares or ADSs. No dividends received deduction will be allowed with respect to dividends paid by sanofi-aventis. If the U.S. holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates (currently a maximum of 15%) if specified minimum holding periods are met.

The amount of any distribution or Tax Credit paid in euros will be equal to the U.S. dollar value of the euro amount distributed calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. holder of ordinary shares regardless of whether the payment is in fact converted into U.S. dollars or, on the date of receipt by the depositary, in the case of ADSs. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any euros received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

Tax on Sale or Other Disposition

In general, for U.S. federal income tax purposes, a U.S. holder will recognize capital gain or loss if the holder sells, exchanges or otherwise disposes of its ordinary shares or ADSs in an amount equal to the U.S. dollar value of the difference between the amount realized for the ordinary shares or ADSs and the holder’s adjusted tax basis (determined in U.S. dollars) in the ordinary shares or ADSs. Such gain or loss generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if the U.S. holder’s holding period in the ordinary shares or ADSs exceeds one year at the time of disposition. If the U.S. holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates (currently a maximum of 15%) if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

PSSAs and PSSA-ADSs

French Taxes

Taxation of Annual Payments and any Reorganization Payment

Under French law, no French withholding tax is imposed on Annual Payments or any Reorganization Payment on the PSSAs. Pursuant to Article 131 quarter of the French General Tax Code, the withholding tax exemption on Annual Payments is not subject to any filing requirement because the PSSAs have been exclusively offered outside France. In the event that French law should change and a French withholding tax becomes applicable to the Annual Payments, (i) sanofi-aventis or an affiliate shall be obligated, to the extent it may lawfully do so, to gross up such payments (with certain exceptions relating to the holder’s connection with France, failure to claim an exemption or failure to timely present such shares for payment) so that, after the payment of such withholding tax, the holder will receive an amount equal to the amount which the holder would have received had there been no withholding or (ii) sanofi-aventis may redeem the PSSAs.

Taxation of Redemption

In general, under the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the redemption or sale or exchange of PSSAs or PSSA-ADSs. Special rules apply to individuals who are residents of more than one country.

U.S. Taxes

Taxation of Annual Payments and any Reorganization Payment

For U.S. federal income tax purposes, the gross amount of the annual payments and any Reorganization Payments paid to U.S. holders entitled thereto, will be treated as ordinary dividend income (in an amount equal to the cash or fair market value of the property received) to the extent paid out of the current or accumulated earnings and profits of sanofi-aventis (as determined under U.S. federal income tax principles). Such dividends principally will be foreign source income, and generally will be treated separately, together with other items of “passive” or “financial services” income, as the case may be, for foreign tax credit purposes. No dividends received deduction will be allowed with respect to dividends paid by sanofi-aventis.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a U.S. holder that is an individual prior to January 1, 2009 with respect to the PSSAs or PSSA-ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the PSSAs or PSSA-ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe sanofi-aventis was not a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 or 2004 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate that sanofi-aventis will become a PFIC for its 2005 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of PSSAs or PSSA-ADSs and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of PSSAs and PSSA-ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

To the extent that an amount received by a U.S. holder exceeds the allocable share of the current and accumulated earnings and profits of sanofi-aventis, such excess will be applied first to reduce such U.S. holder’s tax basis in its PSSAs or PSSA-ADSs and then, to the extent it exceeds the U.S. holder’s tax basis, it will constitute gain from a deemed sale or exchange of such PSSAs or PSSA-ADSs. The amount of any distribution paid in euros will be equal to the U.S. dollar value of the distributed euro calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. holder of PSSAs regardless of whether the payment is in fact converted into U.S. dollars or, on the date of receipt by the depositary, in the case of PSSA-ADSs. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any euros received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

Tax on Sale or Other Disposition (including Redemption).

In general, for U.S. federal income tax purposes, a U.S. holder will recognize capital gain or loss if the holder sells, exchanges or otherwise disposes of PSSAs or PSSA-ADSs in an amount equal to the U.S. dollar value of the difference between the amount realized for the PSSAs or PSSA-ADSs and the holder’s adjusted tax basis (determined in U.S. dollars) in the PSSAs or PSSA-ADSs. Such gain or loss generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if the U.S. holder’s holding period in the PSSAs or PSSA-ADSs exceeds one year at the time of disposition. If the U.S. holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates (currently a maximum of 15%) if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

If, however, a U.S. holder’s PSSAs or PSSA-ADSs are redeemed and it has a direct or indirect stock interest in sanofi-aventis after such redemption, then amounts received in a redemption could, under applicable U.S. tax rules, be treated as a distribution taxable as a dividend that is measured by the full amount of cash received by such U.S. holder (to the extent of the current and accumulated earnings and profits of sanofi-aventis, as described above in “Taxation of Annual Payments and any Reorganization Payment.”). U.S. holders should consult their own tax advisors as to the application of these rules to any such redemption.

Preference Shares

U.S. Taxes

Taxation of Dividends

For U.S. federal income tax purposes, the gross amount of any distribution paid to U.S. holders on the Preference Shares (including any additional amounts paid with respect thereto) will be treated as ordinary dividend income to the extent paid out of current or accumulated earnings and profits of Rhône-Poulenc Overseas Limited. Such dividends will be foreign source income, but will generally be treated separately, together with other items of “passive” or “financial services” income, as the case may be, for foreign tax credit purposes and will not qualify for the dividends received deduction generally allowed to U.S. corporations. Dividends received in 2004 by U.S. holders of Preference Shares should not constitute “qualified dividends” and therefore should not be eligible for the reduced rate of taxation on qualified dividend income (as described above under “ADSs-Ordinary Shares—U.S. Taxes—Taxation of Dividends”).

To the extent that an amount received by a U.S. holder exceeds the allocable share of the current and accumulated earnings and profits of Rhône-Poulenc Overseas Limited, such excess will be applied first to reduce such U.S. holder’s tax basis in the Preference Shares and then, to the extent in excess of such U.S. holder’s tax basis, will constitute gain from a deemed sale or exchange of such Preference Shares. No dividends received deduction will be allowed with respect to the dividends.

Tax on Sale or Other Disposition

Special U.S. tax rules apply to companies that are considered to be passive foreign investment companies (“PFICs”). We believe that Rhône-Poulenc Overseas Limited will likely qualify as PFIC for the year ended December 31, 2004. Accordingly, a U.S. holder will be subject to a special tax at ordinary income tax rates on the gain that it recognizes on the sale of its Preference Shares. The amount of income tax will be increased by an interest charge to compensate for tax deferral, calculated as if such gain was earned ratably over the period the U.S. holder holds its Preference Shares.

Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of its Preference Shares at death.

U.S. holders are urged to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances and the necessity of filing IRS Form 8621, as well as the availability of any ameliorative elections or other actions.

Taxation of Redemption

Rhône-Poulenc Overseas Limited possesses an option to redeem the Preference Shares beginning in 2003. Rhône-Poulenc Overseas Limited exercised its option to redeem all of the Preference Shares as of November 2004, for further details, please see “Item 9. The Offer and Listing — C. Markets — 8 1/4% Cumulative Preference Shares, Series A. ”

Cayman Islands Taxes

Under Cayman Islands law, no Cayman Islands withholding tax is imposed on dividend, redemption or liquidation payments made by Rhône-Poulenc Overseas Limited or sanofi-aventis to any holder of Preference Shares.

F. Dividends and Paying Agents

N/A

G. Statement by Experts

N/A

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

N/A

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

Foreign Currency Exchange Risk

Because we sell our products in numerous countries, our results of operations and financial condition could be adversely affected by fluctuations in currency exchange rates. We are particularly sensitive to movements in exchange rates between the euro and the U.S. dollar, the British pound, the Japanese yen and to a lesser extent certain currencies in emerging countries. In 2004, 34.5% of our pro forma net sales were realized in the United States. While we incur expenses in those currencies, the impact of these expenses does not fully offset the impact of currency exchange rates on our revenues. As a result, currency exchange rate movements can have an impact on our earnings.

When deemed appropriate, we enter into transactions to hedge our exposure to foreign exchange risks. This policy entails the periodic calculation of our global foreign currency exposure based on budgeted and forecasted operational transactions of both our parent company and of our affiliates that are denominated in foreign currencies.

These transactions primarily concern purchases, sales, co-marketing and co-development expenses and royalties. In order to reduce our exposure to currency fluctuations impacting these transactions, we enter into transactions to hedge our exposure to foreign exchange risks, such as foreign exchange forwards, put and call options or combined optional derivatives such as collars. All such financial transactions are entered into with counterparts with a high credit rating and are centralized under a dedicated treasury team, except when, for legal or for regulatory reasons, it is more convenient for our affiliates to enter directly into these transactions. The hedging strategy is presented to and validated by our Audit Committee and a regular review of the level of our commitments related to these financial transactions is conducted by senior financial management. Nevertheless, these efforts, when undertaken, may fail to offset the effect of adverse currency exchange rate fluctuations on our results of operations.

The following tables provide an indication of the estimated future cash flows from the existing currency hedging instruments at December 31, 2004, shown by maturity date, and calculated based on the applicable forward rate. See note D.18 to our consolidated financial statements for information regarding the carrying amount and fair value of these instruments at December 31, 2004 and 2003.

	31.12.04		31.12.03
	2005	After 2005	2004	After 2004
Forward purchases of:
U.S. dollar	-4,994		-130
British pound	-426
Japanese yen	-257
Swiss franc	-207		-92
Singapore dollar	-111
USD/BRL	-80
Swedish krona	-61		-4
Canadian dollar	-46
Mexican peso	-43
Hungarian forint	-42		-57
Norwegian krona	-22	-16	-23	-12
Other currencies	-114
Forward sales of:
U.S. dollar	3,510	1,044	981
Japanese yen	201	16	49	21
British pound	153		45
Cable (GBP/USD)	141
Polish zloty	97		14
Canadian dollar	86		23
Australian dollar	78		13
Czech koruna	49		13
Mexican peso	46		7
Singapore dollar	44		2
Turkish Lira	43
South African rand	42		6
Swedish krona	37		10
Other currencies	136		40
Foreign currency Option Purchases (*)
Call purchases of:
Norwegian krona	-11
Hungarian forint	-44		-11
Put purchases of:
U.S. dollar	331		234
Japanese yen	16		43
Other currencies	25		12
Foreign currency Option Sales (*)
Call sales of:
Polish zloty	22
U.S. dollar			20
Czech koruna	18		2
Other currencies	10		4
Put sales of:
Norwegian krona			20	10

(*)	Based on “in the money” options

These positions cover all future material foreign currency cash flows occurring after the balance sheet date that relate to transactions that have occurred during the financial year and which are accounted for on our balance sheet at December 31, 2004. The gains and losses arising on these positions have been calculated and recognized alongside the recognition of gains and losses on the hedged items.

In addition, these positions cover anticipated foreign currency cash flows relating to transactions occurring after the balance sheet date. We are particularly sensitive to exchange movements between the euro and the U.S. dollar, which constitutes approximately 65% of these positions by notional value. Globally the total net amount of our U.S. dollar positions at December 31, 2004 was $1,544 million, representing approximately 44% of the forecast transactions denominated in this currency in 2005 at an estimated average hedged rate of $1.26 to the euro. It is estimated that if the average exchange rate in 2005 applicable to these transactions was to be $1.30 to the euro the impact of these positions would be to increase our income before tax in 2005 by approximately €34 million; if the average exchange rate in 2005 was to be $1.25 to the euro the impact would be to reduce our income before taxes in 2005 by €15 million.

Liquidity Risk

We operate a centralized treasury platform under which all surplus cash resources or financing requirements of affiliates are pooled with those of the parent company under arm’s length agreements, where permitted. Where needed, we negotiate local working capital credit facilities by affiliate with banking counterparts and validated by a specialist central treasury team. This team monitors our current and forecast cash position. See Note D.14 to our consolidated financial statements included at Item 18 of the annual report.

Interest Rate Risk

The exposure to interest rate risk results primarily from debt mainly denominated in euros. In order to manage risks while reducing the cost of short- and medium-term debt to the extent possible, we use interest rate derivative instruments such as interest rate swaps, cross currency interest swaps as well as interest rate options. These instruments generally do not have a maturity exceeding six years.

	31/12/2004		31/12/2003
(in millions of euros)	Euro	Foreign Currency	Euro	Foreign Currency
–Interest rate swaps	4 904	1 047	—	—
–Interest rate options	7 352	367	—	—
–Cross currency interest rate swaps		408	—	—

Stock Market Risk

We have a general policy of not trading in the markets for speculative purposes. In addition we acquire our own shares under a share repurchase plan pursuant to an authorization from our shareholders. This plan and the limitations on trading in our own shares are described in more detail in “Item 10. Additional Information — Share Capital.” As of December 31, 2004, we held:

•	63,923,835 treasury shares, or 4.53 % of our share capital (see Note D.12.6 to the consolidated financial statements included under “Item 18. Financial Statements”). Movements in the share price will not result in an impact on consolidated net income as a result of the holding of these treasury shares.

•	13,283,650 treasury shares (0.94 % of our share capital) which are classified under “short-term investments” at a net value of €624 million (see note D.10 to the consolidated financial statements included under “Item 18. Financial Statements”). Of these shares, 12,915,370 were allocated to stock option plans. €40 million were provisioned in 2004 for impairment of these shares, which amount is equal to their shortfall, valued on a plan-by-plan basis, between the average acquisition price of the shares and their average listed stock market price during December 2004.

The following table shows the impact for a range of movements in interest rates.

Relative movements to the interest rate	Net impact on consolidated net income (in million of Euros)
+100bp	-14
+50bp	-7
-25bp	+3.5

Under French GAAP such movements resulting in potential losses have an impact on our consolidated net income. Starting January 1, 2005, the Group has adopted IFRS as its primary accounting principles. Under IFRS, treasury shares are recorded as a deduction from shareholders’ equity and therefore such movements in our share price will have an impact on shareholders’ equity. The following table shows the impact for a range of movements in our share price:

Relative movement to the listed price of €57.73	Net impact on consolidated net income
(in million of euros)
+20%	+26
+10%	+23
-10%	-23
-20%	-46
-30%	-69

In addition, we are exposed to equity price fluctuations in the biotech and chemical sectors of the stock markets in the United States, Europe and Japan.

General Policy

It is the policy of the Group not to keep inherent economic trading positions for exchange rate and interest rate exposure. Under U.S. Financial Accounting Standards (FAS) 133 and 138, some economic hedging strategies have not been elected for hedge accounting.

Item 12. Descriptions of Securities other than Equity Securities

N/A

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

N/A

Item 14. Material Modifications to the Rights of Security Holders.

N/A

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operations of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as of December 31, 2004, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

French Descriptive Report on Internal Controls

Under French law, we are required to publish descriptions of the material elements of our internal control procedures, as such procedures are defined under French regulations. The French report is not the equivalent of the report we will be required to file under the Sarbanes-Oxley Act of 2002 beginning with the annual report to be filed for the year ending December 31, 2006. An English translation of our French report is filed as an exhibit to this annual report.

Item 16.

[Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Gérard Van Kemmel, an independent director serving on the Audit Committee, is a financial expert. The Board of Directors determined that Mr. Van Kemmel qualifies as a financial expert based on his experience as a partner at an international accounting firm.

Item 16B. Financial Code of Ethics

We have adopted a financial code of ethics, as defined in Item 16B. of Form 20-F under the Exchange Act. Our financial code of ethics applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and other officers performing similar functions, as designated from time to time. Our financial code of ethics is available on our Website at www.sanofi-aventis.com. We will disclose any amendment to the provisions of such financial code of ethics or any waiver that our Board of Directors may grant on our Website at the same address.

Item 16 C. Principal Auditors Fees and Services

PricewaterhouseCoopers and Ernst & Young have served as our independent public accountants for year ended December 31, 2004, and for each of the financial years for which audited financial statements appear in this annual report on Form 20-F. Additionally, PricewaterhouseCoopers and Ernst & Young have served as our French statutory auditors for the same period:

	Ernst & Young(*)				PricewaterhouseCoopers
	2004		2003		2004		2003
in millions of euros	amount	%	amount	%	amount	%	amount	%
audit
audit opinion, review of statutory and consolidated accounts (**)(1)	5.0	69%	2.5	53%	19.7	82%	2.4	67%
other audit-related services (2)	0.9	13%	0.9	19%	3.0	13%	0.7	19%
subtotal	5.9	81%	3.4	72%	22.7	95%	3.1	86%
non-audit services
tax (3)	0.7	9%	0.9	19%	0.6	2%	0.4	11%
other (4)	0.7	9%	0.4	9%	0.6	2%	0.1	3%
subtotal	1.4	19%	1.3	28%	1.2	5%	0.5	14%
total	7.3	100%	4.7	100%	23.9	100%	3.6	100%

*	for entities of the former Aventis perimeter, only the period starting August 20, 2004 and ending December 31, 2004 has been taken into consideration, considering that Ernst & Young did not serve as Aventis Group’s independent public accountant prior to its acquisition. For information purposes, the fees received from Aventis by Ernst & Young for the period from January 1, 2004 through August 20, 2004 and corresponding to other fees, specific audit procedures, tax planning and social services, including expatriates, amounted to €5.1 million.
**	In 2004, includes €11.7 million for extraordinary services rendered in connection with the acquisition of Aventis.
(1)	Audit Fees for the years ended December 31, 2004 and 2003 mainly relate to professional services rendered for the audits and reviews of the consolidated financial statements of sanofi-aventis and other services normally provided in connection with statutory and regulatory filings, which mainly include the acquisition of Aventis, statutory audits of financial statements of sanofi-aventis subsidiaries and review of documents filed with the AMF and the SEC.
(2)	Audit-related Fees for the years ended December 31, 2004 and 2003 are for assurance and related services that are traditionally performed by the independent accountants. These services include services related to implementation of Sarbanes Oxley § 404, consultations concerning financial accounting and reporting standards (especially transition to IFRS), and audits in connection with acquisitions or divestments.
(3)	Tax Fees as of the years ended December 31, 2004 and 2003 relate to tax services for the expatriates, and other tax advice services not rendered in connection with the audit of financial statements.
(4)	All Other Fees mainly consist of fees expensed for information systems services and security reviews and for assistance with training.

Audit Committee Pre-approval and Procedures

Below is a summary of the current policies and procedures.

Our Audit Committee has adopted a policy and established certain procedures for the approval of audit and other permitted audit-related services, and for the pre-approval of permitted non-audit services to be provided by the independent auditors. During 2004, our Audit Committee established a budget breaking down permitted audit-related services and non-audit services, and fees to be paid.

16.D. Exemptions from the Listing Standards for Audit Committees

N/A

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2004, neither sanofi-aventis nor affiliated purchasers made purchases of equity securities of sanofi-aventis registered pursuant to Section 12 of the Exchange Act.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

SANOFI AVENTIS, S.A.

Year ended December 31, 2004

Report of Independent Registered Public Accounting Firms

PRICEWATERHOUSECOOPERS AUDIT 32, RUE GUERSANT 75017 PARIS S.A. au capital de €2 510 460 672 006 483 RCS Paris Commissaire aux ComptesMembre de la compagnie régionale de Paris

ERNST & YOUNG AUDIT

Faubourg de l’Arche11, allée de l’Arche

92037 Paris-La Défense Cedex

S.A. au capital de €3.044.220

344 366 315 R.C.S. Paris

Commissaire aux ComptesMembre de la compagnie régionale de Versailles

SANOFI AVENTIS, S.A.

Year ended December 31, 2004

Report of Independent Registered Public Accounting Firms

To the Board of Directors and Shareholders of sanofi-aventis,

We have audited the accompanying consolidated balance sheets of sanofi-aventis and its subsidiaries (together, the “Group”) as of December, 31, 2004, 2003 and 2002, and the related consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2004, all expressed in millions of euro. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2004, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note F to the consolidated financial statements.

Paris and Paris-La Défense, April 11, 2005

The Independent Registered Public Accounting Firms

PRICEWATERHOUSECOOPERS AUDIT	ERNST & YOUNG AUDIT

Jacques Denizeau Jean-Christophe Georghiou Gilles Puissochet Valerie Quint

CONSOLIDATED BALANCE SHEETS

before appropriation of profit

(in millions of euros)	Note	December 31, 2004	December 31, 2003	December 31, 2002
ASSETS

Intangible assets, net	D.3
Goodwill		23,475	124	134
Patents, licenses and other intangibles		29,600	897	1,161
		53,075	1,021	1,295

Property, plant and equipment	D.4	5,886	1,449	1,395
Long-term investments
Equity investees	D.5	2,404	126	109
Other investments and advances	D.6	11	8	27
Other long-term investments	D.6	929	108	73

Total fixed assets		62,305	2,712	2,899

Deferred income taxes	D.11	1,925	472	484

Inventories	D.7	3,058	799	823
Accounts receivable	D.8	4,501	1,491	1,311
Other current assets	D.9	2,476	897	854
Short-term investments and deposits	D.10	958	3,226	2,944
Cash		1,532	152	144

TOTAL ASSETS		76,755	9,749	9,459

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

before appropriation of profit

in millions of euros	Note	December 31, 2004	December 31, 2003	December 31, 2002
LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ equity	D.12
Share capital		2,823	1,466	1,465
(December 31, 2004: 1,411,404,317 shares; December 31, 2003: 732,848,072 shares, December 31, 2002: 732,367,507 shares)
Additional paid in capital and reserves		39,377	3,185	2,971
Net income for the period		(3,610)	2,076	1,759
Cumulative translation adjustment		(3,016)	(404)	(160)
Total shareholders’ equity		35,574	6,323	6,035
Other equity instruments	D.12.5.	16	—	—
Minority interests	D.13	359	18	17

Long-term debt	D.14	8,638	53	65
Provisions and other long-term liabilities	D.15	5,768	754	786
Deferred income taxes	D.11	11,395	9	10

Accounts payable		2,765	657	596
Other current liabilities	D.16	4,852	1,620	1,599
Short-term debt	D.17	7,388	315	351

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		76,755	9,749	9,459

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

in millions of euros	Note	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Net sales	D.28	15,043	8,048	7,448
Cost of goods sold		(3,753)	(1,428)	(1,378)
Gross profit		11,290	6,620	6,070
Research and development expenses		(7,455)	(1,316)	(1,218)
Selling and general expenses		(4,500)	(2,477)	(2,428)
Other operating income/(expense), net	D.22	360	248	190
Operating profit	B.15-D.28	(305)	3,075	2,614
Amortization and impairment of intangibles		(1,563)	(129)	(129)
Financial income/(expense), net	D.23	25	155	85
Income before tax and exceptional items		(1,843)	3,101	2,570
Exceptional items	D.24	(402)	24	10
Income taxes	D.25	(819)	(1,058)	(746)
Net income before income from equity investees, goodwill amortization and minority interests		(3,064)	2,067	1,834
Income from equity investees, net	D.5	(261)	20	20
Goodwill amortization		(292)	(8)	(8)
Net income before minority interests		(3,617)	2,079	1,846
Minority interests	D.26	7	(3)	(87)

Net income		(3,610)	2,076	1,759

Weighted average shares outstanding		923,286,539	702,745,208	727,686,372

Earnings per share, basic and diluted (in euros)		(3.91)	2.95	2.42

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in millions of euros	Note	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Net income		(3,610)	2,076	1,759
Minority interests		(7)	3	87
Share in undistributed earnings of equity investees		271	(20)	(20)
Depreciation and amortization		2,518	390	379
Gains on disposals of fixed assets, net of income taxes		(136)	(15)	(9)
Provisions, long-term deferred taxes and other		(506)	(6)	64
Expensing of research and development and impact of remeasurement of inventories, net of income taxes		5,387	—	—
Operating cash flow before changes in working capital		3,917	2,428	2,260
Dividends received from equity investees		38	—	11
(Increase)/decrease in inventories		162	(55)	(78)
(Increase)/decrease in accounts receivable		9	(206)	(18)
Increase/(decrease) in accounts payable		538	65	(77)
Change in other operating assets and liabilities (net)		(635)	33	(422)

Net cash provided by operating activities (A)		4,029	2,265	1,676

Acquisitions of property, plant & equipment and intangibles		(723)	(371)	(1,403)
Acquisition of Aventis, net of cash acquired	D.1	(14,343)	—	—
Other acquisitions of investments		(29)	(10)	(32)
Proceeds from disposals of fixed assets, net of income taxes		965	27	22
Net change in loans, long-term advances and other investing cash flows		(12)	4	4

Net cash used in investing activities (B)		(14,142)	(350)	(1,409)

Issuance of sanofi-aventis shares	D.12	—	7	4
Capital contribution from minority shareholders		—	3	5
Dividends paid:
- to sanofi-aventis shareholders		(731)	(579)	(473)
- to minority shareholders of subsidiaries		(4)	(3)	(3)
Additional long-term borrowings		5,504	1	1
Repayments of long-term borrowings		(646)	(57)	(9)
Net change in short-term borrowings		5,090	33	54
Acquisitions of treasury shares net of disposals, including disposals made in connection with stock options		9	(1,003)	(1,170)

Net cash used in financing activities (C)		9,222	(1,598)	(1,591)

Impact of exchange rates on cash and cash equivalents (D)		(23)	(17)	(16)
Net change in cash and cash equivalents (A) + (B) + (C) + (D)		(914)	300	(1,340)

Cash and cash equivalents, beginning of period	B.11	2,765	2,465	3,805
Cash and cash equivalents, end of period	B.11	1,851	2,765	2,465

-	interest paid in the year ended December 31, 2004 totaled €136 million
-	income taxes paid in the year ended December 31, 2004 totaled €1,725 million (see note D.25)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

In millions of euros	Number of shares	Share capital	Additional paid in capital and reserves	Cumulative translation adjustment	TOTAL
Balance, December 31, 2001	732,005,084	1,464	4,321	(17)	5,768

Dividends paid out of 2001 earnings (€0.66 per share)	—	—	(473)	—	(473)
Issuance of shares on exercise of stock options	362,423	1	3	—	4
Net income for year ended December 31, 2002	—	—	1,759	—	1,759
Adjustments related to the Sanofi-Synthélabo merger (note D.12.3)	—	—	59	—	59
Change in accounting method (note D.12.2)	—	—	24	—	24
Repurchase of shares (note D.12.6)	—	—	(963)	—	(963)
Movement in cumulative translation adjustment	—	—	—	(143)	(143)

Balance, December 31, 2002	732,367,507	1,465	4,730	(160)	6,035

Dividends paid out of 2002 earnings (€0.84 per share)	—	—	(579)	—	(579)
Issuance of shares on exercise of stock options	480,565	1	6	—	7
Net income for year ended December 31, 2003	—	—	2,076	—	2,076
Adjustments related to the Sanofi-Synthélabo merger (note D.12.3)	—	—	45	—	45
Repurchase of shares (note D.12.6)	—	—	(1,017)	—	(1,017)
Movement in cumulative translation adjustment	—	—	—	(244)	(244)

Balance, December 31, 2003	732,848,072	1,466	5,261	(404)	6,323

Dividend and interim dividend paid out of 2003 earnings (€1.02 per share)	—	—	(731)	—	(731)
Issuance of shares on exercise of stock options	—	—	—	—	—
Net income for year ended December 31, 2004	—	—	(3,610)	—	(3,610)
Adjustments related to the Sanofi-Synthélabo merger (note D.12.3)	—	—	27	—	27
Issuance of shares relating to the acquisition of Aventis	659,433,360	1,319	33,745	—	35,064
Sanofi-aventis merger	19,122,885	38	1,081	—	1,119
Repurchase of Aventis warrants	—	—	(6)	—	(6)
Movement in cumulative translation adjustment	—	—	—	(2,612)	(2,612)

Balance, December 31, 2004	1,411,404,317	2,823	35,767	(3,016)	35,574

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004

PRELIMINARY NOTE

On August 20, 2004, sanofi-aventis, formerly Sanofi-Synthélabo, acquired control of Aventis.

As of December 31, 2004, the financial statements include the subsidiaries of Aventis. For a detailed description of the acquisition of Aventis by sanofi-aventis and of the main accounting impacts of the acquisition, together with pro forma financial information, refer to note D.1.

A. BASIS OF PREPARATION

The consolidated financial statements of sanofi-aventis (formerly Sanofi-Synthélabo) and its subsidiaries (the “Group”) have been prepared in accordance with Rule 99-02 of the Comité de la Réglementation Comptable (“CRC”) issued April 29, 1999 and applicable with effect from January 1, 2000. Under the option allowed by this rule, acquisitions of companies occurring prior to January 1, 2000 have not been restated.

The accounting policies and methods used are identical to those applied in the preparation of the consolidated financial statements for the year ended December 31, 2003.

During the year, sanofi-aventis acquired the Aventis Group by means of a mixed cash tender and exchange offer. Sanofi-aventis took control of Aventis on August 20, 2004, and Aventis is included in the consolidated financial statements of sanofi-aventis from that date. The accounting policies and presentation applied by Aventis have been brought into line with those applied by sanofi-aventis. The acquisition, and its impact on the consolidated financial statements of sanofi-aventis, are described in note D.1.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and the disclosures of contingent assets and liabilities as of the balance sheet date. Examples include provisions for returns, bad debts, product claims reserves, inventory obsolescence and length of product life cycles, provisions associated with restructuring activities, income tax exposures, environmental liabilities, litigation, estimated useful lives of goodwill, valuation of intangible assets acquired and their estimated useful lives, and fair values of derivative financial instruments. Actual results could vary from these estimates.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

B.1. Basis of consolidation

The consolidated financial statements include the accounts of sanofi-aventis and subsidiaries which it controls, using the full consolidation method. The existence of effectively exercisable or convertible potential voting rights is taken into account in determining whether control exists.

The main companies in which sanofi-aventis and outside shareholders exercise joint control over significant financial and operational policies and which were acquired with Aventis are accounted for using the equity method, in line with the treatment used in the consolidated financial statements of Aventis. On first-time application of international financial reporting standards, effective from January 1, 2005, sanofi-aventis will elect to use this method.

Companies over which sanofi-aventis exercises significant influence are accounted for under the equity method.

All material intercompany balances and transactions have been eliminated in the consolidated financial statements. Profits or losses arising on transactions with consolidated companies or equity investees are eliminated in proportion to the percentage interest held by the Group in the company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

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

Companies are consolidated from the date on which control (exclusive or joint) or significant influence is transferred to the Group. The Group’s share of post-acquisition profits or losses is taken to the statement of income, and post-acquisition movements in the acquired company’s reserves are taken to consolidated reserves. Companies are excluded from consolidation from the date on which the Group transfers control or significant influence.

A list of the main companies included in the consolidation is presented in section E of the notes to the consolidated financial statements.

B.2. Changes in accounting method

a) CRC Rule 2002-10

In 2003, the Group took steps to ensure compliance with the new CRC Rule 2002-10 requiring a more detailed analysis of fixed assets. A review conducted by the Group showed that the only assets for which more detailed analysis was required were buildings and fixtures. As a result, the depreciation period for these assets was adjusted from an average period of 20 years to periods ranging between 10 and 30 years.

Adoption of CRC Rule 2002-10 had no material impact on net income for the years presented.

b) CRC Rule 2000-06

Pursuant to the new CRC Rule 2000-06, which became effective as of January 1, 2002, the Group reviewed all its liabilities as of that date for compliance with the new rule.

The impact in 2002 of applying this new rule was an adjustment to shareholders’ equity of €24 million net of income taxes (see note D.12.3).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

By exception to this general rule, when a subsidiary operates in a country regarded as hyper-inflationary, fixed assets and inventories are translated using the exchange rate prevailing at the date of acquisition. Related statement of income items, such as depreciation expense, are translated using the same exchange rate as the corresponding asset; the resulting translation adjustment is recorded in the statement of income under “Financial income/(expense), net.”

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

Goodwill is generally amortized over a period of between 20 and 30 years. Individual amortization periods are determined after considering the nature of the acquired business and the geographical location in which the acquired company operates. Goodwill is subject to an impairment test when events or circumstances indicate that an impairment might exist. Such events or circumstances include significant changes liable to have an other-than-temporary impact on the substance of the original investment.

B.5. Other intangible assets

Patents are amortized over the shorter of the period of legal protection or their estimated useful life.

Licenses are amortized over the shorter of the duration of the agreement or their estimated useful life.

Trademarks, leasehold rights and other intangible assets are recorded at acquisition cost and are amortized on a straight-line basis over their estimated useful lives.

Rights to products sold by the Group, mainly acquired through the acquisition of Aventis, are amortized on a straight-line basis over a period determined by reference to cash flow forecasts that take account, among other factors, of the period of legal protection of the related patents.

Rights to pharmaceutical products acquired from third parties prior to receipt of regulatory approval to market the products are expensed immediately as research and development expenses. However, amounts attributable to patents or other intellectual property rights relating to compounds are capitalized if they have a market value. In such cases, they are amortized on a straight-line basis over their estimated useful lives, net of any provision for impairment if their value in use is less than net book value.

B.6. Impairment of intangible assets

The value of intangible assets is tested once a risk of impairment has been identified. The test involves a comparison of the net book value of the asset with the future cash flows from the asset, estimated using the same methods as used for the initial valuation of the asset, on the basis of the medium-term plans for each business activity.

If net book value exceeds the value of the discounted cash flows, a provision for impairment is recorded equal to the difference between total discounted cash flows and net book value. The discount rate used is determined with reference to the risks inherent in the business activities in question and to the economic situation in the country in which they operate.

B.7. Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost to the Group or estimated value on the date of first consolidation. Components of property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Interest charges incurred on the financing of property, plant and equipment during the construction period are capitalized.

Leased assets are recorded as a fixed asset with a related liability when the terms of the lease transfer substantially all the risks and rewards of ownership of the asset to the Group.

Property, plant and equipment are depreciated over the following estimated useful lives:

Buildings and fixtures	10 to 30 years
Plant and equipment	5 to 15 years
Other tangible fixed assets	3 to 15 years

B.8. Investments in/advances to non-consolidated companies

Investments in and advances to non-consolidated companies are recorded at acquisition cost. At the balance sheet date, acquisition cost is compared with the value in use to the Group, determined on the basis of factors such as the share held in the company’s net assets, its future earnings prospects, its position in the market, the economic benefits of ownership, and (if the investment is listed) the current market price. If the value in use is less than acquisition cost, a provision for impairment is recorded.

B.9. Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is calculated using the weighted average cost method or the first-in, first-out method. Returned goods are recorded at the cost for the accounting period in which the return occurs. Expected returns are provided for at the end of the accounting period based on the Group’s past experience.

B.10. Trade receivables

Some Group subsidiaries transfer qualifying trade receivables under programs set up by the Group in Europe and Japan. Under these programs, these assets are transferred each month by Group subsidiaries to banks in return for a cash payment representing the difference between the gross amount transferred and the collection guarantee fee retained by the bank. This fee is variable, and is calculated on a percentage basis by the banks based on the past performance of the receivables.

The Group recognizes transfers of receivables as sales where the transferred assets are beyond the reach of the Group and its creditors, there is no restriction on the transferee’s ability to exchange or pledge the transferred assets, and the Group de facto retains no contractual control over the transferred assets.

B.11. Short-term investments and deposits

Short-term investments are valued at the lower of cost or market value. They include treasury shares acquired and held in connection with stock option plans and allocated to these plans over the term of the plan. The valuation method used depends on the probability that the option will be exercised:

•	where exercise is probable, because the exercise price is lower than the stock market price at the balance sheet date, the shares are valued plan by plan at the lower of acquisition cost or exercise price;

•	where exercise is improbable, because the exercise price is higher than the stock market price at the balance sheet date, and in the case of shares not yet allocated to grantees or allocated to options that have lapsed, the shares are valued at the lower of the average acquisition cost of all these shares or the average stock market price for the last month of the financial year.

Cash and cash equivalents in the statement of cash flows comprise all liquid assets, including petty cash, bank accounts, short-term deposits with an original maturity of three months or less and short-term investment securities other than treasury shares.

In the balance sheet, “Cash” includes liquid assets held by captive insurance companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

B.12. Provisions for risks

The Group provides for risks where occurrence of the risk is regarded as probable and the amount of the loss can be estimated with reasonable accuracy. If the loss is only contingent or cannot be estimated with reasonable accuracy, a description of the risk is provided in the notes to the financial statements. Provisions are estimated in the light of past experience and on the basis of current facts and circumstances to the best of the Group’s knowledge, taking account of the volume of litigation and all costs related to legal proceedings and, in some cases, to the settlement of litigation. Compensation payable by third parties is recognized as an asset if it is certain to be recovered.

B.13. Revenue recognition

The Group derives the majority of its revenues from sales of pharmaceutical products and of human vaccines. Revenue is recognized when all of the following criteria are met: persuasive evidence exists of agreement between the parties; delivery has occurred or services have been rendered; and the price is fixed or determinable. Revenue from product sales is recognized when the risk and rewards of ownership pass to the customer.

Provisions for discounts and rebates granted to customers and product returns, where they can be estimated with reasonable accuracy (based in particular on past experience and observation of trends in the relevant markets), are recorded at the time the related sales are recognized, and are classified as adjustments to consolidated net sales.

B.14. Cost of goods sold

Cost of goods sold consists primarily of the industrial cost of goods sold, licensing income and charges, distribution costs, and specific government levies related to the pharmaceuticals sector paid in certain countries.

B.15. Research and development

In-house research and development costs are expensed as incurred. The cost of research and development projects in progress acquired from third parties is expensed immediately on the date of acquisition.

B.16. Other operating income/(expense), net

“Other operating income/(expense), net” relates primarily to profit sharing arrangements with alliance partners under product marketing agreements (see note C).

This line also includes revenues generated under certain complex agreements, which may include partnership and co-promotion agreements.

Upfront payments are deferred as long as a service obligation remains. Milestone payments are assessed on a case by case basis, and recognized in the statement of income on delivery of the products and/or provision of the services in question. Revenue generated in connection with these services is recognized on the basis of the delivery of the goods or provision of the services to the other contracting party.

B.17. Operating profit

Operating profit includes profits and losses from joint venture operations with alliance partners, in particular with Bristol-Myers Squibb and Procter & Gamble Pharmaceuticals, which are shown on the line “Other operating income/(expense),net (see notes B.16, C.1 and C.2). Amortization and impairment of intangible fixed assets, which are technically an operating item, are shown on a separate line below operating profit.

B.18. Amortization and impairment of intangibles

“Amortization and impairment of intangibles” includes all charges for amortization and impairment of intangible assets other than software and goodwill. Amortization charged against software is reflected in the relevant component of operating profit, according to the purpose for which the software is used (cost of goods sold, research and development expenses, selling and general expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

B.19. Financial income/(expense), net

“Financial income/(expense), net” comprises interest received and paid and foreign exchange gains and losses, and movements in provisions for impairment of short-term investments and of long-term investments other than investments in equity investees and non-consolidated companies. It excludes commercial discounts, which are recorded as a reduction of consolidated net sales.

B.20. Exceptional items

Exceptional items consist of gains and losses on disposals of tangible and intangible fixed assets and of long-term investments, costs associated with strategic restructuring programs, and significant costs or provisions relating to litigation.

B.21. Income taxes

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

B.22. Employee benefits

Sanofi-aventis recognizes its pension and retirement benefit commitments as liabilities on the basis of an actuarial estimate of the potential rights vested in employees and retirees as of the balance sheet date, net of the valuation of funds available to meet these obligations.

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

B.23. Financial instruments

The Group applies a hedging policy based on the use of diversified, liquid financial instruments to reduce its exposure to risks arising from fluctuations in exchange rates and interest rates and to protect operating margins. Derivative financial instruments are entered into only with counterparties with a high credit rating. The Group does not require collateral with respect to these transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Derivative instruments used to meet the Group’s hedging objectives may include forward foreign currency exchange contracts, foreign currency options and interest rate swaps. These instruments relate to assets and liabilities existing at the balance sheet date and, in some cases, to commitments related to future transactions as determined from the Group’s annual forecasting process.

Gains and losses arising on hedging transactions are calculated and recognized symmetrically with the recognition of gains and losses on the hedged item where the transaction meets the criteria for hedge accounting. Gains and losses arising from the mark-to-market at the balance sheet date of instruments not qualifying as hedges are recognized in the statement of income.

B.24. Earnings per share

Basic earnings per share is calculated using the weighted average number of shares outstanding during the accounting period, adjusted on a time-weighted basis from the acquisition date to reflect the number of sanofi-aventis shares held by the Group and acquired in the light of market conditions. In the event of a stock split or bonus issue of shares, earnings per share for prior periods is adjusted accordingly.

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

As inventor of the two compounds, sanofi-aventis is paid a royalty on all sales generated by these products. This royalty is recorded as a reduction in cost of goods sold.

As co-developers of the products, sanofi-aventis and BMS each receive equal development royalties from their two licensees, which have been responsible, since 1997, for marketing the products using their local distribution network, composed of the affiliates of both groups. These licensees operate in two separate territories: (i) Europe, Africa and Asia, under the operational management of sanofi-aventis; and (ii) other countries (excluding Japan), under the operational management of BMS. In Japan, sanofi-aventis has granted a license for irbesartan to BMS and Shionogi, a Japanese pharmaceutical company. The alliance agreement does not cover the distribution of Plavix® in Japan.

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

In certain countries of Eastern Europe, Africa, Asia, Latin America and the Middle East, the products are marketed on an exclusive basis, either by sanofi-aventis or by BMS.

In the territory managed by sanofi-aventis, operations are recognized by the Group as follows:

(i) In most countries of Western Europe and Asia for clopidogrel (Plavix®/Iscover®) (excluding Japan), co-promotion is used for both products. The legal entities used are partnerships (“sociétés en participation”) or other tax-transparent entities, which are majority-owned by and under the operational management of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Group. Sanofi-aventis recognizes all the revenue associated with the sale of the drugs, as well as the corresponding expenses. The share of net income reverting to BMS subsidiaries is recorded in “Other operating income/(expense), net”.

(ii) In Germany, Spain and Greece, and in Italy for irbesartan only (Aprovel®/Avapro®/ Karvea®), co-marketing is used for both products, and sanofi-aventis recognizes revenues and expenses generated by its own operations.

(iii) In Eastern Europe, Africa, Asia and the Middle East, where products are marketed exclusively by sanofi-aventis, the Group recognizes revenues and expenses generated by its own operations.

In the territory managed by BMS, operations are recognized by the Group as follows:

(i) Co-promotion is used in the United States of America and Canada through entities that are majority-owned by and under the operational leadership of BMS. Sanofi-aventis does not recognize revenues; rather, it invoices the entity for its promotion expenses, accounts for royalties in gross profit, and records its share of net income in “Other operating income/(expense), net”.

(ii) In Brazil, Mexico, Argentina, Colombia for clopidogrel (Plavix®/Iscover®) and Australia, co-marketing is used, and sanofi-aventis recognizes revenues and expenses generated by its own operations

(iii) In certain other countries of Latin America, where products are marketed exclusively by sanofi-aventis, the Group recognizes revenues and expenses generated by its own operations.

The presentation of these transactions in the sanofi-aventis financial statements, in accordance with the legal nature of the agreements, results in the inclusion of sanofi-aventis’ share of the results of operations in its consolidated operating profit.

C.2. Alliance agreements with Procter & Gamble Pharmaceuticals:

Actonel® (risedronate sodium) is a new-generation biphosphonate indicated for the treatment and prevention of osteoporosis. Actonel® is developed and marketed in collaboration with Procter & Gamble Pharmaceuticals (P&G) under an agreement signed in April 1997. This agreement covers the worldwide development and marketing of the product except for Japan, which is not included in the alliance and is covered by a separate marketing agreement.

On October 8, 2004, sanofi-aventis and P&G announced that they had signed an agreement to maintain the collaboration on Actonel®. A formal joint commitment was made on research and development and marketing efforts for Actonel®. In addition, P&G may jointly market Actonel® with sanofi-aventis in some additional territories.

Local marketing arrangements may take various forms:

•	Co-promotion, whereby sales resources are pooled but only one of the two partners invoices product sales. Co-promotion is carried out under contractual agreements and is not based on any specific legal entity. As of December 31, 2004, P&G sells the product and incurs all the related costs for the following countries: United States of America, Canada, France, Germany, Belgium, the Netherlands and Luxembourg. Sanofi-aventis recognizes its share of revenues under the agreement in the statement of income on the line “Other operating income/(expense), net”. In the United Kingdom and Ireland, sanofi-aventis sells the product, and recognizes all the revenues from sales of the product along with the corresponding expenses.

•	Co-marketing, which applies only in Italy, whereby each partner sells the product in the country under its own name, and recognizes all revenue and expenses from its own operations in its statement of income.

•	In all other territories, sanofi-aventis has exclusive rights to sell the product. The Group recognizes all revenue and expenses from its own operations in its statement of income, but in return for these exclusive rights pays P&G a royalty based on actual sales. This royalty is recognized in cost of goods sold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

C.3. Alliance agreements with Organon

The alliance with Organon, a subsidiary of Akzo Nobel, defined by the agreement of June 28, 2000, governed the arrangements for the marketing of Arixtra® and for the sharing of profits worldwide. Arixtra® was launched in America and Europe in 2002.

On January 7, 2004, the Group reached agreement with Organon to acquire all Organon’s rights relating to Arixtra®, idraparinux and other oligosaccharides, together with the interests held by Organon in the related joint ventures. With effect from January 1, 2004, the Group has fully consolidated all territories.

Under these agreements, sanofi-aventis made payments to Organon based primarily on future sales, and took over all ongoing research and development programs.

As regards Europe and the rest of the world (excluding Japan), the acquisition from Organon on January 7, 2004 terminated the exclusive marketing license. This agreement did not alter the arrangements for payments to Organon.

In connection with its offer for Aventis, on September 1, 2004 the Group sold its worldwide rights to Arixtra® and Fraxiparine® and the related assets to the GlaxoSmithKline group (GSK), as described in note D.1 on the acquisition of Aventis. With effect from that date, sanofi-aventis no longer recognizes transactions relating to these products.

C.4. Alliance agreements with Pfizer

Sanofi-aventis and Pfizer have contracted a worldwide alliance to develop, manufacture and market Exubera®, an inhalation device for recombinant human insulin. The global alliance agreement contains a change of control clause, which has been activated by Pfizer; this decision has been contested by sanofi-aventis. If Pfizer’s stance is upheld, this clause would entitle Pfizer either to sell its interest in the Exubera® alliance to sanofi-aventis, or to acquire the interest held by sanofi-aventis in the alliance, in both cases at fair value.

As of December 31, 2004, Diabel, the company which produces Exubera®, is accounted for by the equity method in the sanofi-aventis consolidated financial statements.

D. DETAILED NOTES TO THE FINANCIAL STATEMENTS

D.1. Impact of the acquisition of Aventis

1) General description:

On August 20, 2004, sanofi-aventis acquired Aventis, a global pharmaceutical group created in 1999 by the merger between Rhône-Poulenc and Hoechst. Aventis discovers, develops, manufactures and markets prescription drugs and vaccines to protect and improve health. The main products developed by Aventis are used in treatments to combat breast and lung cancer, thrombosis, seasonal allergies, diabetes and hypertension. Aventis is world leader in vaccines. In 2003, Aventis generated sales of €17.8 billion, invested €2.9 billion in research and development, and employed approximately 75,000 people worldwide.

In deciding to make its offer, Sanofi-Synthélabo took account of the following factors:

•	A portfolio of drugs in fast-growing therapeutic fields: cardiovascular/thrombosis, oncology, diabetes, central nervous system, internal medicine and human vaccines.

•	A strong presence in Europe and a substantial and growing presence in the main international markets, particularly the United States of America.

•	Enhanced sales, marketing and research & development resources.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

The financial statements of Aventis are consolidated with those of sanofi-aventis with effect from August 20, 2004, and the accounting policies and presentation applied by Aventis have been brought into line with those applied by sanofi-aventis except for the method used for the consolidation of companies under joint control (see note B.1, “Basis of consolidation”).

Pro forma statements of income for the years ended December 31, 2003 and December 31, 2004 have been prepared for comparative purposes, and are presented in section 5 of this note.

2) Description of the transaction:

On January 26, 2004, Sanofi-Synthélabo announced an unsolicited mixed cash tender and exchange offer for the shares of Aventis. On April 26, 2004, following an agreement reached between the two groups, Sanofi-Synthélabo filed an agreed improved offer for Aventis. This offer had been approved by the Management Board and Supervisory Board of Aventis on April 25, 2004.

As of August 12, 2004, the date of publication of the results by the AMF, 769,920,773 Aventis shares had been tendered into the offer, representing 95.47% of the share capital and 95.52% of the voting rights of Aventis. In addition, 92,692 share warrants issued by Aventis in 2002 and 164,556 share warrants issued by Aventis in 2003 had been tendered into the offer.

Settlement of the offers took place on August 20, 2004 in France, or on August 26, 2004 in the case of the Aventis ADSs tendered into the U.S. offer. Consequently, Aventis is consolidated in the financial statements of sanofi-aventis with effect from August 20, 2004.

Sanofi-aventis reopened its offer for a subsequent offering period expiring September 6, 2004. The results of the subsequent offering period were published on September 16, 2004. As of September 24, 2004, the settlement date of the subsequent offering period, sanofi-aventis had acquired a total of 791,317,811 Aventis shares representing 98.03% of the share capital and 98.09% of the voting rights of Aventis, based on the number of Aventis shares outstanding as of August 31, 2004.

In connection with the offer for Aventis, and to comply with the demands of the U.S. and European antitrust authorities, sanofi-aventis sold Arixtra® and Fraxiparine® and related assets to the GlaxoSmithKline group, and Aventis’ interests in Campto® to the Pfizer group.

Following the acquisition of control of Aventis, sanofi-aventis decided to merge Aventis with and into sanofi-aventis. The shareholders of the two companies approved all the resolutions relating to the proposed merger on December 13, 2004 (Aventis) and December 23, 2004 (sanofi-aventis). The conditions precedent stipulated in the merger agreement having been fulfilled, the merger of Aventis into sanofi-aventis became effective on December 31, 2004.

Under the terms of the merger agreement, and in accordance with applicable French law, all the assets and liabilities of Aventis were transferred to sanofi-aventis, Aventis was dissolved, and shareholders of Aventis (other than sanofi-aventis and Aventis) received 27 newly-issued sanofi-aventis shares per 23 Aventis shares held. In total, 19,122,885 new sanofi-aventis shares were issued and exchanged for the 16,289,865 Aventis shares not held by sanofi-aventis or Aventis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

3) Purchase price:

The total purchase price of €52,139 million is analyzed below:

	Purchase price
• Number of sanofi-aventis shares issued in exchange for Aventis shares tendered under the standard entitlement in the initial offering period (664,561,361 Aventis shares x 0.8333: five sanofi-aventis shares exchanged for six Aventis shares tendered)	553,801,135
• Number of sanofi-aventis shares issued in exchange for Aventis shares tendered under the all stock election in the initial offering period (75,690,733 Aventis shares x 1.16: 1.16 sanofi-aventis shares exchanged for each Aventis share tendered)	87,801,250

Total sanofi-aventis shares issued in initial offering period	641,602,385

• Less: Treasury shares held by sanofi-aventis as a result of Aventis treasury shares tendered under the all stock election (23,575,234 x 1.16)	(27,347,271)

	614,255,114

• Multiplied by the price per sanofi-aventis ordinary share at close of business on August 12, 2004	€55.55	€34,122 million
• Cash consideration paid for Aventis shares tendered under the standard entitlement (664,561,361 Aventis shares x €19.18)		€12,746 million
• Cash consideration paid for Aventis shares tendered under the all cash election (29,668,679 Aventis shares x €68.11)		€2,021 million
• Dividend paid in respect of sanofi-aventis shares issued, other than sanofi-aventis treasury shares (614,255,113 sanofi-aventis shares x €1.02)		€627 million

Sub-total: purchase price of Aventis shares acquired in initial offering period		€49,516 million

• Number of sanofi-aventis shares issued in exchange for Aventis shares tendered under the standard entitlement in the subsequent offering period (14,754,784 x 0.8333: five sanofi-aventis shares exchanged for six Aventis shares tendered)	12,295,653
• Number of sanofi-aventis shares issued in exchange for Aventis shares tendered under the all stock election in the subsequent offering period (4,771,829 x 1.16: 1.16 sanofi-aventis shares exchanged for each Aventis share tendered)	5,535,322

Total sanofi-aventis shares issued in subsequent offering period	17,830,975

Multiplied by price per sanofi-aventis ordinary share at close of business on September 16, 2004	€57.30	€1,022 million

• Cash consideration paid for Aventis shares tendered under the standard entitlement in the subsequent offering period (14,754,784 Aventis shares x €19.18)		€283 million
• Cash consideration paid for Aventis shares tendered under the all cash election in the subsequent offering period (1,870,425 Aventis shares x €68.11)		€127 million
• Dividend paid in respect of sanofi-aventis shares issued during the subsequent offering period (17,830,975 sanofi-aventis shares x €1.02)		€18 million

Sub-total: purchase price of Aventis shares acquired in subsequent offering period		€1,450 million

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Purchase price
• Number of Aventis shares outstanding	807,607,696
• Less: number of shares held by sanofi-aventis prior to merger	(791,317,831)

16,289,865
• Multiplied by exchange ratio in merger (27 sanofi-aventis shares for 23 Aventis shares)	1.1739
• Number of sanofi-aventis shares issued pursuant to merger in exchange for Aventis shares (other than Aventis shares held by sanofi-aventis or Aventis)	19,122,885
• Multiplied by price per sanofi-aventis ordinary share at close of business on December 31, 2004	€58.80	€1,124 million

Total purchase price of Aventis shares		€52,090 million

• Purchase price of Aventis share warrants		€6 million
• Direct transaction costs, net of taxes		€43 million

• Estimated total purchase price of Aventis shares and share warrants		€52,139 million

• Cash consideration		€15,871 million
• Costs netted against additional paid in capital arising on share issues and merger, net of taxes		€83 million
• Buyout of Hoechst minority interests (mandatory offer)		€33 million
• Acquired cash		€(1,644 million	)

Purchase price net of acquired cash		€14,343 million

Portion of price settled in shares		€36,268 million

Purchase price of Aventis shares, Aventis share warrants and Hoechst minority interests, net of acquired cash and taxes but including transaction costs		€50,611 million

The total amount of transaction costs net of taxes was €126 million, of which €83 million was netted against additional paid-in capital arising on the share issues and the merger.

The value of sanofi-aventis shares arising from the tendering of Aventis treasury shares into the offer, amounting to €1,519 million (€27,347,271 x 55.55), was netted off shareholders’ equity.

4) Allocation of the purchase price

The combination of sanofi-aventis and Aventis was accounted for as a purchase by sanofi-aventis in accordance with French generally accepted accounting principles as applied to consolidated financial statements. Under this method, the assets and liabilities of Aventis were recognized at fair value as of the acquisition date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Fair value was determined on the basis of preliminary estimates, by reference to the situation of Aventis as of August 20, 2004. Given the size and complexity of the transaction, further information is expected to be obtained as the purchase price allocation is finalized during the period allowed for adjustments to the allocation. Such information will be taken into account in the recognition of the transaction and in the determination of goodwill.

(in millions of euros)
Net book value of assets acquired	11,291
Less: existing goodwill and other intangible assets (other than software), net of taxes	(8,962)

Net assets acquired, excluding intangible assets	2,329

Remaining allocation:
• Remeasurement of inventories at fair value	985	(a)
• Remeasurement of participating interests and other long-term investments at fair value	43	(b)
• Remeasurement of property, plant and equipment at fair value	328	(c)
• Expensing of research and development in progress	5,046	(d)
• Identifiable intangible assets at fair value	32,090	(d)
• Remeasurement of equity investees at fair value	1,589	(e)
• Remeasurement of long-term debt at fair value	(165	)(f)
• Remeasurement of provision for pension obligations at fair value	(1,709	)(g)
• Remeasurement of other provisions for risks and other liabilities	(607	)(h)
• Deferred income taxes	(12,192	)(i)
• Goodwill	23,939	(j)
• Minority interests in remeasurement of assets	(661)

Purchase price of the public offer	51,015

• Share of net assets of Aventis acquired on completion of merger on December 31, 2004	409
• Additional goodwill	715

Additional purchase price arising from the merger	1,124

Total purchase price of Aventis	52,139

Fair values of assets acquired, and of employee-related liabilities assumed, were determined with the assistance of independent valuers. The principles used for specific assets and liabilities were as follows.

(a)	Inventories were measured at net realizable value:

•	Finished goods were measured at market value of final sale to third parties, less selling expenses and a customary level of sales margin.

•	Work in process was measured on the basis of finished goods valuations, net of the cost required for transformation into finished goods.

•	Raw materials were measured at historical cost, which was regarded as being close to replacement value.

(b)	Participating interests and other long-term investments mainly comprised:

•	Investments in listed companies, measured on the basis of the share price at close of business on the acquisition date.

•	Investments in unlisted companies, for which fair value was determined by reference to the net assets and earnings prospects of the investee or to cash flows, if the necessary information was obtainable. If no reliable information was obtainable, the investment was maintained at historical cost.

(c)	The fair value of property, plant and equipment was determined by reference either to replacement cost adjusted for an obsolescence coefficient, or to market value. The valuation was supported by physical verification of assets conducted at the main sites.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

(d)	The fair value of research and development in progress and identifiable intangible assets was determined using a net revenue method, based on discounted cash flows and taking account, among other factors, of the period of legal protection of the underlying patents.

•	The fair value of identifiable intangible assets was based on an identification of all cash flows associated with each identifiable asset. The valuation model took account of future revenues generated by the asset on the basis of scenarios for associated sales and costs (including production, sales and marketing, research and development, and general and administrative expenses) estimated as of the transaction date. These cash flows were discounted using an appropriate discount rate, which built in risk factors not fully incorporated in the undiscounted cash flow estimates.

•	The fair value of research and development in progress, estimated at €5,046 million, was written off on the acquisition date in research and development expenses. This estimate was prepared project by project on the following basis:

–	An estimate was prepared of the future cash flows in the event of a successful outcome, adjusted by a discount to reflect the probability of success based on the stage of completion of the project.

–	As in the case of identifiable intangible assets, these cash flow estimates were based on scenarios, prepared by sanofi-aventis, for associated sales and costs (including production, sales and marketing, research and development, and general and administrative expenses).

–	The future cash flows were discounted at an appropriate discount rate, building in risk factors.

–	The discount rates used were in a range between 10% and 13%.

These valuations were based on information available at the acquisition date.

(e)	Equity investees: the fair value of investments in equity investees was determined on the basis of sanofi-aventis’ share of future cash flows generated by each investment. The two principal investments involved are the enterprises controlled jointly with the American pharmaceutical company Merck: Merial (animal health) and Sanofi Pasteur MSD (distribution of vaccines in Europe). The remeasurement exercise involved applying the same principles as described above to the principal assets of the enterprises in question (research and development in progress, inventories, product rights).

(f)	Remeasurement of long-term debt at fair value: this adjustment mainly involves the recognition at market value of bonds issued by Aventis (see note D.14). It was calculated separately for each bond issue, after taking account of specific currency and interest rate hedges, on the basis of market conditions as of the acquisition date.

(g)	Remeasurement of provisions for pension obligations: the fair value of pension and other post-employment benefits was determined separately for each plan, with the assistance of actuaries, using assumptions valid as of the acquisition date regarding the population of employees involved, and using the latest market data for the valuation of plan assets.

(h)	Remeasurement of other provisions for risks and other liabilities: this mainly involved the adjustment of provisions to reflect recent developments in risks existing at the acquisition date, and the remeasurement of certain liabilities at fair value. These liabilities primarily relate to litigation and to tax and environmental risks.

(i)	Deferred income taxes: this reflects the deferred tax impact related to the acquisition.

(j)	Goodwill represents the residual purchase price after allocation of the price to identifiable assets and liabilities of Aventis. This goodwill has been allocated to the geographic areas in which the Group has operations in the relevant currency, and is amortized over 30 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Breakdown of the net assets of Aventis acquired (net value)

In millions of euros	Fair value at August 20, 2004	Historical value at August 20, 2004	Historical value at December 31, 2003 (1)
Property, plant and equipment	4,438	4,155	4,130
Research and development in progress	5,046	—	—
Amortizable intangible assets (average amortization period 8 years)	32,469	1,475	1,459
Investments in equity investees	2,668	1,275	1,219
Other long-term investments	1,019	976	1,350
Goodwill	23,939	8,051	8,149
Inventories	3,210	2,224	1,976
Cash and cash equivalents	1,644	1,644	828
Provisions for risks	(4,705)	(2,387)	(3,054)
Long-term debt	(3,524)	(3,356)	(3,598)
Deferred income taxes, net	(10,999)	774	915
Minority interests	(837)	(176)	(167)
Other assets and liabilities, net	(3,353)	(3,364)	(3,454)

Net assets acquired	51,015	11,291	9,753

(1)	Derived from the published financial statements of Aventis as of December 31, 2003

5) Pro forma information (Note D.1-section 5 unaudited)

Pro forma financial information is presented, for comparative purposes, as though the public offer and the transactions described below had taken place on January 1, 2003 (in the case of the pro forma statement of income for the year ended December 31, 2003) and January 1, 2004 (in the case of the pro forma statement of income for the year ended December 31, 2004).

The impact of the transaction on balance sheet items is described in the relevant notes to the financial statements.

Pro forma financial information is not necessarily indicative of the future results of sanofi-aventis or of the financial condition of the combined entities that would have been achieved had the transactions described in the notes below been consummated on the dates used as the basis for the preparation of the sanofi-aventis pro forma financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Condensed pro forma statements of income of sanofi-aventis for the years ended December 31, 2004 and 2003:

(in millions of euros)	sanofi-aventis Pro forma 2004	sanofi-aventis Pro forma 2003
Net sales	25,418	24,296
Cost of goods sold	(6,042)	(5,783)

Gross profit	19,376	18,513

Research and development expenses	(3,961)	(4,068)
Selling and general expenses	(7,678)	(7,515)
Other operating income/(expense), net	426	324

Operating profit	8,163	7,254

Amortization and impairment of intangibles	(3,950)	(4,171)
Financial income/(expense), net	(599)	(633)
Other income/(expense), net	(528)	(41)
Income taxes	(614)	(296)
Income/(loss) from equity investees, net	88	(239)
Goodwill amortization	(826)	(864)
Minority interests	(28)	(33)

Net income	1,706	977

Pro forma weighted average shares outstanding:
Basic	1,347,480,482	1,352,146,319
Diluted	1,382,182,050	1,402,777,622

Pro forma earnings per share
Basic	1.27	0.72
Diluted	1.23	0.70

Notes to pro forma financial information

The pro forma statements of income for the years ended December 31, 2003 and 2004 have been prepared on the following basis:

–	Intra-Group transactions:

Net intra-Group balances between sanofi-aventis and Aventis as of the balance sheet dates, and intra-Group transactions for the periods presented, are not material and hence have not been eliminated.

–	Reclassification of the following items in the historical financial statements of Aventis to conform with sanofi-aventis accounting policies:

•	Amounts recognized for the amortization and impairment of intangible assets.

•	Net gains on disposals of intangible assets.

•	Foreign exchange gains and losses of an operational nature.

•	Revenues and expenses related to co-promotion operations.

–	Recognition ahead of the actual transaction date of the divestments of Aventis Behring to CSL, of Arixtra® and Fraxiparine® to GlaxoSmithKline, and of Campto® to Pfizer:

•	Deconsolidation from the statement of income of the operations and products involved, including amortization charged against the associated intangible assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

•	Recognition of the interest income arising on the sale proceeds, calculated on the basis of the price received on signature of the agreement at an effective annual interest rate of 3.6%.

•	Elimination of net gains on divestments.

–	Other adjustments:

•	Elimination of charges for the amortization of goodwill and intangible assets recorded by Aventis in its historical financial statements.

•	Elimination of charges for the amortization of goodwill arising on equity investees recorded by Aventis in its historical financial statements.

•	Recognition of charges for the amortization and depreciation of intangible assets and property, plant and equipment identified in the purchase price allocation, computed over the estimated useful lives of the assets in question.

•	Recognition of charges for the amortization of the goodwill arising from the purchase price allocation, computed over the estimated useful life of the goodwill.

•	Reversal of historical amortization of actuarial gains and losses following recognition of employee benefit obligations at fair value.

•	Recognition of interest expense on the financing of the offer, calculated at an effective annual interest rate of 3.6%.

•	Translation of foreign-currency items at the average exchange rate for the period in question.

•	Recognition of deferred income tax effects on the above adjustments.

–	The following material non-recurring items have not been reflected in the 2003 and 2004 pro forma statements of income as regards consolidated and equity-accounted companies:

•	The expensing of acquired research and development in progress.

•	The income statement impact of the workdown of inventories remeasured at the time of the acquisition.

D.2. Other changes in the scope of consolidation

Other significant changes in 2004:

Acquisitions

During the first half of 2004, the Group acquired the interests held by Organon in the joint ventures in Mexico, Canada and the United States of America, and in Fonda BV. As a result, the Group’s percentage interest in these companies rose from 50% to 100% (see note C.3.)

Divestments

There were no significant divestments in the year ended December 31, 2004.

Significant changes in 2003:

Acquisitions

During 2003, the Group acquired minority interests held by third parties in companies located in Colombia and Peru, plus 20% of a joint venture in China.

The acquisitions made during the year resulted in the recognition of goodwill with a gross value of €7 million as of December 31, 2003.

Divestments

There were no significant divestments in the year ended December 31, 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Significant changes in 2002:

Acquisitions

The three main acquisitions during the period were:

•	Acquisition on April 16, 2002 of the 51% interest held by Pharmacia-Searle in the Lorex Pharmaceuticals joint venture. With effect from this date, Sanofi-Synthélabo was entitled to 100% of this entity’s profits.

•	Acquisition on January 1, 2002 of 100% of Institut Médical Algérien.

•	The Group also acquired the minority interests held by third parties in two companies in India and Greece.

The acquisitions made during the period resulted in the recognition of goodwill with a gross value of €13 million as of December 31, 2002.

Divestments

There were no significant divestments in the year ended December 31, 2002.

Change in method of consolidation

The Fujisawa sanofi-aventis (Japan) joint venture is proportionately consolidated at a rate of 51%, in order to reflect new agreements that took effect in 2002. This entity was accounted for using the full consolidation method at a rate of 51% in the year ended December 31, 2001.

D.3. Intangible assets

Intangible assets as of December 31, 2004, 2003 and 2002 comprise:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Goodwill (gross)	23,785	148	153

Amortization and impairment	(310)	(24)	(19)

Goodwill (net)	23,475	124	134

Trademarks	265	66	53
Patents, licenses and other rights	30,878	1,091	1,282
Software	422	171	135
Patents, licenses and other rights (gross)	31,565	1,328	1,470

Amortization and impairment	(1,965)	(431)	(309)

Patents, licenses and other rights (net)	29,600	897	1,161

The decrease in “Patents, licenses and other rights” in 2003 relative to 2002 was related to the fall in the dollar, the currency in which the US rights to Ambien® are expressed.

Movements in intangible assets during the year ended December 31, 2004 were as follows:

(in millions of euros)	January 1, 2004	Impact of Aventis acquisition	Acquisitions and other increases	Disposals and other decreases	Translation adjustment	Transfers	December 31, 2004
Goodwill	148	24,654	16	(14)	(1,019)	—	23,785
Trademarks	66	200	—	—	(1)	—	265
Patents, licenses and other rights	1,091	32,044	338	(762)	(1,764)	(69)	30,878
Software	171	225	25	(83)	(9)	93	422

Sub-total: patents, licenses and other rights	1,328	32,469	363	(845)	(1,774)	24	31,565

Total (gross)	1,476	57,123	379	(859)	(2,793)	24	55,350

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

The impact of the first-time consolidation of Aventis at fair value is described in note D.1.

Rights to marketed products and goodwill arising on the Aventis acquisition were allocated on the basis of the split of the Group’s operations and to geographical areas, and valued in the currency of the relevant area with assistance from independent valuers. The average period of amortization for marketed products is 8 years, based on cash flow forecasts which, among other factors, take account of the period of legal protection offered by the related patents.

Acquisitions during 2004 mainly comprised the buyout of the license and rights to Arixtra® held by Organon, subsequently sold to GlaxoSmithKline (GSK).

The main disposals during 2004 were associated with the combination between sanofi-aventis and Aventis (see note D.1.). These were the sale to GlaxoSmithKline (GSK) on September 1, 2004 of the world rights to Arixtra® and Fraxiparine® and related assets belonging to sanofi-aventis, and the sale of the rights to Campto®, previously held by Aventis, to Pfizer.

D.4. Property, plant and equipment

Property, plant and equipment as of December 31, 2004, 2003 and 2002 comprise:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Land	278	50	52
Buildings	2,159	692	611
Plant and equipment	3,152	942	797
Fixtures, fittings and other	363	341	311
Fixed assets in progress	1,009	205	218

Gross	6,961	2,230	1,989

Depreciation and impairment	(1,075)	(781)	(594)

Net	5,886	1,449	1,395

Depreciation and impairment expense for the year ended December 31, 2004 amounted to €410 million, against €225 million for the year ended December 31, 2003 and €217 million for the year ended December 31, 2002.

Movements in property, plant and equipment during the year ended December 31, 2004 were as follows:

(in millions of euros)	January 1, 2004	Impact of Aventis acquisition	Acquisitions and other increases	Disposals and other decreases	Translation adjustment	Transfers	December 31, 2004
Land	50	238	5	(12)	(3)	—	278
Buildings	692	1,442	22	(79)	(47)	129	2,159
Plant and equipment	942	1,991	123	(130)	(49)	275	3,152
Fixtures, fittings and other	341	(9)	42	(32)	(3)	24	363
Fixed assets in progress	205	776	524	(24)	(20)	(452)	1,009

Gross	2,230	4,438	716	(277)	(122)	(24)	6,961

Included in property, plant and equipment as of December 31, 2004, 2003 and 2002 were the following balances relating to capitalized leases:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Land	7	9	9
Buildings	83	105	105

Gross	90	114	114

Depreciation and impairment	(48)	(61)	(56)

Net	42	53	58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

D.5. Investments in/advances to equity investees

Investments in and advances to equity investees as of December 31, 2004, 2003 and 2002 comprise:

(in millions of euros)	% interest	December 31, 2004	December 31, 2003	December 31, 2002
Financière des Laboratoires de Cosmétologie Yves Rocher	39	126	108	92
Merial	50	1,179	—	—
Wacker-Chemie	49	298	—	—
InfraServ Höchst	30	131	—	—
Diabel	50	151	—	—
Sanofi Pasteur MSD	50	430	—	—
Other investments and advances		89	18	17

Total		2,404	126	109

Merial, Wacker-Chemie, InfraServ Höchst, Diabel and Aventis Pasteur MSD (renamed Sanofi Pasteur MSD) were consolidated using the equity method by the Aventis Group.

Key financial indicators for equity investees based on 100% ownership were as follows:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Net income	235	53	47

The change between 2003 and 2004 was mainly due to the first-time consolidation of Aventis.

These figures are before the expensing of acquired research and development in progress, the income statement impact of the workdown of inventories remeasured at the time of the acquisition, and the amortization of intangible assets recognized on the acquisition of Sanofi Pasteur MSD and Merial. The impact of these items in the consolidated financial statements was €356 million net of taxes.

D.6. Other investments and advances and other long-term investments

Investments in/advances to non-consolidated companies

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Total (net)	11	8	27

Other long-term investments

Other long-term investments comprise:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Other long-term investment securities	380	34	24
Long-term receivables and other deferred charges	549	74	49

Total (net)	929	108	73

As of December 31, 2004, the main investment lines included in “Other long-term investment securities” were as follows (net values):

•	Rhodia (€100 million): This interest, acquired by sanofi-aventis on the acquisition of Aventis, represents 15.31% of the capital of Rhodia after the 2004 increase in capital to which Aventis subscribed.

•	ProStrakan (€42 million): This 18.75% interest was acquired following a merger in August 2004 between Proskelia, a research company 37.5% owned by Aventis, and Strakan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

•	Millennium (€40 million): This interest was acquired by sanofi-aventis on the acquisition of Aventis. There is a research collaboration agreement with Millennium.

•	Drakkar Holdings (€24 million): This interest was acquired by Aventis on conversion of a convertible debt issue. Drakkar Holdings controls the animal nutrition company Adisseo.

•	Interests in companies with which sanofi-aventis has collaboration agreements in research and development, such as IDM (€21 million) and Regeneron (€19 million); see note D.20.3.

•	Interests in research and development companies such as Transkaryotic Therapies (€26 million), Introgen (€26 million) and Proteome Science Plc (€16 million).

Long-term receivables and other deferred charges

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Long-term receivables	426	5	6
Pre-funded pension obligations (note D.15.1)	52	52	27
Other deferred charges and capitalized items	71	17	16

Total (net)	549	74	49

Long-term receivables, which increased as a result of the first-time consolidation of Aventis, mainly comprise amounts receivable in connection with the divestment of Aventis Behring, financial assets held to fund top-up pension obligations, and long-term loans receivable.

D.7. Inventories

Inventories as of December 31, 2004, 2003 and 2002 comprise:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Raw materials	646	236	288
Work in process	1,758	201	144
Finished goods	724	463	474

Gross	3,128	900	906

Provision	(70)	(101)	(83)

Net	3,058	799	823

Given the diversity of the activities carried on by the Group, some products sold within the Group and to third parties may be classified alternatively as raw materials, work in process or finished goods, depending on the circumstances. The inventory split shown above uses the classifications adopted by the subsidiary holding the inventory.

Inventories held by Aventis were recognized on the acquisition date at fair value, which differed from production cost (see note D.1 on the acquisition of Aventis). As of December 31, 2004, the residual valuation difference was €412 million.

The table below shows the movement in inventory provisions for the years ended 2004, 2003 and 2002:

(in millions of euros)	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Balance, beginning of period	(101)	(83)	(55)

Movement in provisions recognized in net income for the period	(62)	(48)	(85)
Provisions utilized	93	23	53
Change in scope of consolidation	(8)	—	(2)
Effect of exchange rates	8	7	6

Balance, end of period	(70)	(101)	(83)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

D.8. Accounts receivable

Accounts receivable as of December 31, 2004, 2003 and 2002 comprise:

(in millions of euros)	December 31, 2004		December 31, 2003	December 31, 2002
Gross	4,576		1,556	1,348
Provision	(75)		(65)	(37)

Net	4,501	(1)	1,491	1,311

(1)	Includes €2,673 million for former Aventis Group companies as of December 31, 2004

Some former Aventis Group companies regularly transfer trade receivables under programs set up in Europe and Japan. The total amount of receivables transferred under these programs in 2004 was €977 million.

As of December 31, 2004, proceeds from sales of receivables under these programs amounted to €479 million. The receivables are transferred each month by Group subsidiaries to banks in return for a cash payment. The difference between the gross amount transferred and the payment received from the bank is treated as a collection guarantee fee, and is recognized by sanofi-aventis in “Accounts receivable.” As of December 31, 2004, the amount involved was €29 million, or 5.7% of the transferred receivables. The average collection fee for the year was 5.7%. The percentage fee applied is calculated by the banks based on the past performance of the receivables.

D.9. Other current assets

Other current assets as of December 31, 2004, 2003 and 2002 comprise:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Taxes recoverable	1,079	249	335
Other receivables	1,129	584	462
Prepaid expenses	268	64	57

Total (net)	2,476	897	854

D.10. Short-term investments and deposits

Surplus cash is invested in money-market mutual funds and term deposits with counterparties having high credit ratings.

Payment by sanofi-aventis of the cash portion of the purchase price of Aventis was partially financed (to an amount of approximately €3,400 million) out of available cash.

As of December 31, 2004, sanofi-aventis held treasury shares, mainly allocated to employee stock option plans, with a net value of €624 million. As of December 31, 2003 and 2002, the value of treasury shares held was €613 and €623 million respectively, after taking account of a reversal of provisions of €2 million in 2003 and an additional provision of €46 million booked in 2002. The market value of treasury shares was €767 million as of December 31, 2004, against €769 million as of December 31, 2003 and €813 million as of 31 December, 2002. These shares are included in “Short-term investments and deposits.” As of December 31, 2004, the 13,283,650 treasury shares held by the Group and recorded on this line represented 0.94% of the capital, and 12,915,370 of these shares were allocated to employee stock option plans.

Given the listed market price of the shares on the balance sheet date and during the 20 days preceding the balance sheet date, this line includes a provision for impairment of €40 million as of December 31, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

D.11. Deferred income taxes

The net deferred tax position as of December 31, 2004, 2003 and 2002 was as follows:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Deferred income taxes on:
• Consolidation adjustments	225	275	237
• Provision for pensions & other employee benefits	954	39	35
• Rights to products marketed by Aventis	(10,576)	—	—
• Remeasurement of acquired Aventis inventories at fair value	(149)	—	—
• Remeasurement of Aventis property, plant and equipment at fair value	(118)	—	—
• Remeasurement of debt at fair value on acquisition of Aventis	68	—	—
• Other non-deductible provisions and other items	126	149	202

Net deferred tax liability	(9,470)	463	474

The impact of the first-time consolidation of Aventis on August 20, 2004 was an additional deferred tax liability of €10,999 million. This was mainly due to deferred tax liabilities arising on the remeasurement of intangible assets.

Deferred tax assets not recognized because their future recovery was regarded as uncertain given the likely future results of the entities in question amounted to €415 million as of December 31, 2004, against €182 million as of December 31, 2003 and €243 million as of December 31, 2002.

As of December 31, 2004, the Group had total tax loss carryforwards of €1,158 million, which are due to expire as follows:

(in millions of euros)	Loss
2005	99
2006	9
2007	41
2008	39
2009	38
2010 and thereafter	932

Total	1,158

Use of these tax loss carryforwards is limited to the entity in which they arose. In jurisdictions where tax consolidations are applied, carryforwards are able to be netted against taxable income generated by the entities in the consolidated tax group.

In certain countries, withholding taxes and other tax costs are incurred by the Group when dividends are distributed. Due to local investment needs, partial distribution of reserves is considered unlikely. No provision has been made for deferred income taxes on this portion of earnings, which amounted to €3.39 billion as of December 31, 2004.

D.12. Shareholders’ equity

D.12.1. Share capital

The share capital comprises 1,411,404,317 shares with a par value of €2.

Treasury shares held by sanofi-aventis are as follows:

Balance sheet date	Number of shares	%
December 31, 2004	77,207,485	5.47%
December 31, 2003	49,990,262	6.82%
December 31, 2002	30,376,375	4.15%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

D.12.2. Change in accounting method

In application of the new CRC Rule 2000-06, non-compliant provisions totaling €24 million net of taxes were reversed as of January 1, 2002 by crediting shareholders’ equity.

D.12.3. Adjustments to shareholders’ equity related to the merger between Sanofi and Synthélabo

As a result of the merger between Sanofi and Synthélabo, adjustments of €27 million, €45 million and €59 million were made to shareholders’ equity in 2004, 2003 and 2002 respectively, relating mainly to the settlement of tax litigation, primarily in Europe and the United States of America.

D.12.4 Impact of the acquisition of Aventis on shareholders’ equity

Following the success of the initial offer and the subsequent offer, sanofi-aventis increased its share capital on August 12, 2004 and September 16, 2004 by a total of €1,318,866,720 via the issuance of 659,433,360 new shares as consideration for the 791,317,811 Aventis shares tendered in the initial offer period and the subsequent offering period.

Consideration for the net assets transferred by Aventis when it was merged into sanofi-aventis took the form of a capital increase by sanofi-aventis. The exchange ratio of 27 sanofi-aventis shares to 23 Aventis shares was applied, resulting in the issuance of 19,122,885 new sanofi-aventis shares in exchange for the 16,289,865 Aventis shares held by shareholders of Aventis other than sanofi-aventis itself. As a result, the share capital of sanofi-aventis was increased, on completion of the merger on December 31, 2004, to €2,822,808,634, divided into 1,411,404,317 shares with a par value of €2.

D.12.5. Other equity instruments

1983 participating shares

Under the terms of the law of January 3, 1983, Rhône-Poulenc issued participating shares of a total amount of €94 million. The 620,000 participating shares, issued at a price of €152.45 each, are redeemable only in the event of the liquidation of sanofi-aventis or the non-extension of the legal duration of the company beyond July 17, 2030, in which case they are redeemable at par.

As of August 20, 2004, the date of the acquisition of Aventis by sanofi-aventis, and as a result of (i) the exercise of subscription rights by certain warrant-holders and (ii) the exchange of some participating shares for ordinary shares and subsequent buybacks, 146,678 of the 1983 participating shares were still outstanding, valued at €22 million. The number and value of 1983 participating shares outstanding was unchanged as of December 31, 2004.

The 1983 participating shares owned by the Group, which had a historical cost of €6 million as of December 31, 2004, are deducted from the outstanding participating shares on the “Other equity instruments” line.

The 1983 participating shares receive annual remuneration, payable each October, calculated at a minimum rate of 10%. This comprises a fixed portion of 7% and a variable portion of 3%, indexed to changes in consolidated net sales. The rates of remuneration on coupons paid on October 1, 2004, 2003 and 2002 were 14.1%, 14.4% and 14.1% respectively.

Series A participating shares

In November 1989, Rhône-Poulenc issued on the international market 4,025,000 Series A participating shares at a price of €70.89 each. The net proceeds of the issue amounted to €261 million.

Following the public exchange offer made as part of the privatization of Rhône Poulenc in 1993 and additional buybacks, 3,296 Series A participating shares remained outstanding as of August 20, 2004, valued at €0.2 million. The number and value of Series A participating shares outstanding as of December 31, 2004 was unchanged.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Series A participating shares do not carry voting rights and are not redeemable, and may be freely exchanged. Holders are entitled to annual remuneration payable on August 15 of each year. The annual remuneration applicable up to and including the most recent payment, made on August 15, 2004, comprised a fixed portion (€1.1 per participating share) and a variable portion equal to 150% of the greater of (i) four times the dividend payout per ordinary share as approved by the general meeting of Aventis shareholders or (ii) an amount calculated using a formula based on the change in consolidated net sales and in consolidated net income.

The annual remuneration was paid in full if annual distributable net income attributable to the Aventis shareholders after remuneration exceeded €0.15 million. The fixed portion of the annual remuneration was cumulative, while the variable portion was not.

As of the date of preparation of the financial statements, and following the merger of Aventis into sanofi-aventis, the calculation method for annual remuneration was under review for remuneration paid subsequent to August 2004.

D.12.6. Repurchase of sanofi-aventis (formerly Sanofi-Synthélabo) shares

The combined ordinary and extraordinary general meeting of sanofi-aventis shareholders of June 23, 2004 authorized a sanofi-aventis share repurchase program for a period of 18 months, i.e. to December 22, 2005 inclusive. No repurchases or disposals of shares took place in the year ended December 31, 2004.

Under share repurchase programs authorized by the general meetings of May 22, 2002 and May 19, 2003, the Group repurchased 20,192,769 shares in 2003 for €1,018 million and 16,520,795 shares in 2002 for €970 million. Share purchases are netted off shareholders’ equity at purchase price. Gains and losses on transactions in these shares, net of taxes, are also taken to shareholders’ equity.

As of December 31, 2004, the Group held 63,923,835 repurchased shares, amounting to €3,499 million, including 27,347,271 sanofi-aventis shares acquired as a result of Aventis tendering its 23,575,234 treasury shares into the offer.

D.12.7 Stock-based compensation

Stock option plans and share warrants

a) Assumption by sanofi-aventis of the obligations of Aventis

Stock subscription option plans

With effect from December 31, 2004, sanofi-aventis has substituted for Aventis in all the rights and obligations of the issuer in respect of stock subscription options granted to employees and former corporate officers of Aventis and of related companies (as defined in article L.225-180 of the Commercial Code) and not exercised as of that date.

With effect from December 31, 2004, stock subscription options granted by Aventis and not yet exercised may be exercised in sanofi-aventis shares on the same terms, subject to the adjustments described below. The number and subscription price of the optioned shares have been adjusted to reflect the share exchange ratio applicable to Aventis shareholders, subject to possible further adjustment in the event of future capital transactions. The new terms for the exercise of options, subject to future financial adjustments, are as follows:

•	The number of sanofi-aventis shares for which each grantee may subscribe under a given stock option plan equals the number of Aventis shares to which the grantee may subscribe under that plan multiplied by the exchange ratio applicable to the shareholders (i.e. 27/23), rounded down to the nearest whole number.

•	The subscription price per sanofi-aventis share equals the subscription price per Aventis share divided by the exchange ratio applicable to the shareholders (i.e. 27/23), rounded down to the nearest euro cent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Stock purchase option plans

In the case of stock option plans issued by Aventis Inc. and Hoechst AG entitling the grantees to purchase Aventis shares, the plan regulations have been amended in accordance with the principles described above so as to enable the grantees to purchase sanofi-aventis shares. The other terms of exercise are unchanged.

Share warrants

Under two capital increases reserved for Aventis Group employees belonging to the Aventis Group employee savings plan, carried out in September 2002 (“Plan Horizon 2002”) and December 2003 (“Plan Horizon 2003”), Aventis issued, to certain German employees of the Aventis Group, Aventis shares accompanied by warrants giving entitlement to subscribe for Aventis shares. These shares with warrants attached were subscribed for on behalf of said employees by two dedicated mutual funds, “Aventis Deutschland 2002” and “Aventis Deutschland 2003.”

Sanofi-aventis owns the share warrants issued in 2002 and 2003, having acquired them as part of the public offer for Aventis.

The number of sanofi-aventis shares to which sanofi-aventis can claim entitlement has been computed by applying the exchange ratio of 27 sanofi-aventis shares for 23 Aventis shares. The share warrants issued in 2002 give entitlement to subscribe for a maximum of 108,812 sanofi-aventis shares, and the share warrants issued in 2003 give entitlement to subscribe for a maximum of 193,174 sanofi-aventis shares.

b) Description of stock option plans

Stock purchase option plans

Sanofi and Synthélabo operated several stock option plans which allow grantees to purchase a fixed number of shares at a pre-determined price over a specified period. Options generally vest over two to five years from the date of grant and expire seven to twenty years from the date of grant. Shares acquired under these plans generally may not be disposed of prior to the fifth anniversary of the date of grant.

The stock option plans allowing grantees to purchase shares in Aventis Inc. (formerly Rhône-Poulenc Rorer Inc.) and issued by that company were bought out or exchanged by that company for options to purchase shares in Rhône-Poulenc S.A. (subsequently Aventis) in October 1997, when the Aventis Group bought out the minority shareholders of Aventis Inc.

On the formation of Aventis, grantees of 1998 Hoechst stock purchase options were offered either a cash payment or the possibility of exercising their options or converting them into options to purchase Aventis shares. Grantees of Hoechst 1999 options had their options converted into options to purchase Aventis shares.

Details of the terms of exercise of stock purchase options granted under the various plans are presented below in sanofi-aventis share equivalents. The table shows all sanofi-aventis stock purchase option plans still outstanding or under which options were exercised in 2004.

Origin	Date of grant	Options granted	Start date of vesting period	Expiration date	Exercise price (in euros) (*)	Options exercised as of 12/31/04
Synthélabo	12/15/1993	364,000	12/15/1998	12/15/2013	6.36	348,400
Aventis (RPR Inc)	02/25/1994	976,975	02/25/1997	02/25/2004	9.12	974,093
Aventis (RPR Inc)	09/30/1994	26,131	09/30/1997	09/30/2004	9.90	26,131
Synthélabo	10/18/1994	330,200	10/18/1999	10/18/2014	6.01	305,200
Aventis (RPR Inc)	02/27/1995	1,032,398	02/28/1998	02/27/2005	10.42	968,791
Aventis (RPR Inc)	11/27/1995	14,863	11/27/1998	11/27/2005	12.15	13,806

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Origin	Date of grant	Options granted	Start date of vesting period	Expiration date	Exercise price (in euros) (*)	Options exercised as of 12/31/04
Synthélabo	12/15/1995	442,000	12/15/2000	12/15/2015	8.50	436,700
Synthélabo	01/12/1996	208,000	01/12/2001	01/12/2016	8.56	159,630
Aventis (RPR Inc)	02/27/1996	977,453	02/28/1999	02/27/2006	16.66	779,841
Aventis (RPR Inc)	03/01/1996	28,174	03/01/1999	03/01/2006	16.64	28,174
Synthélabo	04/05/1996	228,800	04/05/2001	04/05/2016	10.85	162,200
Aventis (RPR Inc)	02/20/1997	1,024,346	02/21/1999	02/20/2007	19.18	773,151
Sanofi	09/22/1997	1,120,000	09/23/1999	09/22/2004	21.46	1,098,400
Synthélabo	10/14/1997	262,080	10/14/2002	10/14/2017	19.73	119,684
Synthélabo	06/25/1998	296,400	06/26/2003	06/25/2018	28.38	142,320
Sanofi	12/10/1998	1,200,000	12/11/2000	12/10/2005	34.95	245,980
Synthélabo	03/30/1999	716,040	03/31/2004	03/30/2019	38.08	104,350
Aventis (Hoechst AG)	09/07/1999	2,930,799	09/08/2002	09/07/2009	41.25	1,677,171
Sanofi-Synthélabo	05/24/2000	4,292,000	05/25/2004	05/24/2010	43.25	367,335
Sanofi-Synthélabo	05/10/2001	2,936,500	05/11/2005	05/10/2011	64.50	—
Sanofi-Synthélabo	05/22/2002	3,111,850	05/23/2006	05/22/2012	69.94	—

(*)	The exercise price for stock purchase options issued by Rhône-Poulenc Rorer Inc has been translated into euros at the euro/US dollar exchange rate as of December 31, 2004.

Shares offered under these plans are acquired in the stock market. Consequently, these plans have no impact on shareholders’ equity as of December 31, 2004.

Stock subscription option plans

Details of the terms of exercise of stock subscription options granted under the various plans are presented below in sanofi-aventis share equivalents. These options have been granted to certain corporate officers and employees of Group companies.

The table shows all sanofi-aventis stock subscription option plans which are still outstanding or for which exercise took place in 2004.

Origin	Date of grant	Options granted	Start date of vesting period	Expiration date	Exercise price (in euros)	Options exercised as of 12/31/04
Aventis	04/22/1994	1,350,000	04/22/1997	04/21/2004	16.87	1,224,391
Aventis	02/07/1995	1,350,000	02/07/1998	02/07/2005	15.04	1,259,550
Aventis	12/14/1995	1,760,870	12/14/1998	12/14/2005	13.11	1,647,470
Aventis	12/17/1996	2,054,348	01/06/2000	12/17/2006	20.04	1,764,745
Aventis	12/16/1997	4,193,217	01/06/2001	12/16/2007	32.15	2,807,541
Aventis	12/15/1998	6,372,000	01/06/2002	12/15/2008	34.14	3,326,338
Aventis	12/15/1999	5,910,658	01/06/2003	12/15/2009	50.04	931,386
Aventis	05/11/2000	877,766	05/11/2003	05/11/2010	49.65	261,935
Aventis	11/14/2000	13,966,871	11/15/2003	11/14/2010	67.93	2,113
Aventis	03/29/2001	612,196	03/30/2004	03/29/2011	68.94	—
Aventis	11/07/2001	13,374,051	11/08/2004	11/07/2011	71.39	—
Aventis	03/06/2002	1,173,913	03/07/2005	03/06/2012	69.82	—
Aventis	11/12/2002	11,775,414	11/13/2005	11/12/2012	51.34	3,841
Aventis	12/02/2003	12,012,414	12/03/2006	12/02/2013	40.48	3,551
Sanofi-Synthélabo	12/10/2003	4,217,700	12/11/2007	12/10/2013	55.74	—

Exercise of the outstanding stock options would result in an increase of approximately €3,388 million in shareholders’ equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Summary of stock option plans

A summary of stock options outstanding at December 31, 2004, 2003 and 2002 and of changes during those years, is presented below:

		Exercise price (in euros)
	Number of options	Weighted average per share	Aggregate (in millions of euros)
Outstanding – December 31, 2001	12,157,973	40.64	494

Granted	3,111,850	69.94	218
Exercised	(847,018)	13.27	(11)
Expired/Forfeited	(71,300)	36.87	(3)

Outstanding – December 31, 2002	14,351,505	48.63	698

Granted	4,217,700	55.74	235
Exercised	(1,031,447)	19.28	(20)
Expired/Forfeited	(136,110)	47.29	(6)

Outstanding – December 31, 2003	17,401,648	52.10	907

Aventis options converted into sanofi-aventis options	57,349,697	55.69	3,193
Exercised	(1,391,147)	29.30	(41)
Expired/Forfeited	(105,700)	51.70	(5)

Outstanding – December 31, 2004	73,254,498	55.34	4,054

As of December 31, 2004, there were 39,905,179 exercisable options outstanding, with a weighted average exercise price of €58.42 per share. The following table summarizes information concerning outstanding and exercisable options as of December 31, 2004:

	Outstanding			Exercisable
Range of exercise prices per share	Number of options	Weighted average remaining life (years)	Weighted average exercise price per share (in euros)	Number of options	Weighted average exercise price per share (in euros)
From €1.00 to €10.00 per share	89,070	10.44	7.58	89,070	7.58
From €10.00 to €20.00 per share	710,734	4.53	16.66	710,734	16.66
From €20.00 to €30.00 per share	386,121	6.56	23.37	386,121	23.37
From €30.00 to €40.00 per share	4,694,338	4.49	34.44	4,694,338	34.44
From €40.00 to €50.00 per share	16,497,304	7.80	41.45	5,092,596	43.64
From €50.00 to €60.00 per share	19,322,871	7.43	51.99	4,468,666	50.04
From €60.00 to €70.00 per share	20,025,072	6.26	67.88	12,934,666	67.98
From €70.00 to €80.00 per share	11,528,988	6.85	71.39	11,528,988	71.39

Total	73,254,498	6.89	55.34	39,905,179	58.42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

D.13. Minority interests

Minority interests in consolidated companies break down as follows:

(in millions of euros)	2004	2003
Minority interests of ordinary shareholders:
Hoechst Aktiengesellschaft	267	—
Pharmaserv Marburg	12	—
Laboratoires Maphar	6	6
Other	74	12

Total	359	18

At the General Meeting of December 20 and 21, 2004, 99.88% of the shareholders of Hoechst AG approved the squeeze-out offer for Hoechst shares listed on the Frankfurt stock exchange in return for cash compensation of €56.50 per share. The squeeze-out will not become effective until registered with the Commercial Court. Consequently, the minority interests in Hoechst AG, representing 1.81% of the share capital, have been retained in the consolidated balance sheet as of December 31, 2004.

D.14. Long-term debt (portion due after more than one year)

The Group’s long-term debt as of December 31, 2004, 2003 and 2002 comprises:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Bond issues	2,962	—	—
Credit facility and other long-term debt	5,639	10	14
Capital lease obligations	37	43	51

Total	8,638	53	65

As a result of the acquisition of Aventis by sanofi-aventis on August 20, 2004, the long-term debt of sanofi-aventis (excluding debt used to finance the acquisition) has been increased by the long-term debt of Aventis, which as of December 31, 2004 stood at €2.9 billion.

On April 18, 2001, Aventis carried out a bond issue of €1,250 million, bearing interest at a fixed rate of 5% and maturing in 2006.

On September 15, 2003, Aventis carried out a bond issue of €1,500 million, bearing interest at 4.25% and maturing in 2010.

These bond issues were incorporated into the sanofi-aventis balance sheet at fair value as of August 20, 2004, the date of the acquisition of Aventis.

On April 26, 2004, Sanofi-Synthélabo signed a credit facility agreement for a maximum amount of €16 billion.

Settlement of the cash portion of the offer for Aventis (representing a total amount of €14.8 billion) took place on August 20, 2004, and was financed as follows:

•	Tranche A credit facility of €5 billion used in full

•	Tranche B credit facility of €5.5 billion used in full

•	Commercial paper of €0.9 billion

•	The balance from available cash

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

In November and December 2004, sanofi-aventis redeemed the 1993 Capital equity notes and 1993 preference shares, Series A at par, representing a total of €619 million, under the option available to Aventis under the contractual terms of these instruments. Said redemptions were financed out of the credit facility described in the present note.

On December 22, 2004, sanofi-aventis announced its intention to repay Tranche A, the short-term syndicated credit facility of €5 billion contracted in April 2004 to finance the acquisition of Aventis. The repayment was made in January 2005.

The credit facility agreement contains the usual contractual terms for financing of this type. In particular, it includes early repayment clauses triggered by non-compliance with the following financial ratios:

•	Consolidated net debt may not exceed two-and-a-half times consolidated EBITDA.

•	The sum total of the net debt of sanofi-aventis subsidiaries, on a consolidated basis and excluding sums borrowed under the credit facility agreement, may not exceed the consolidated EBITDA of sanofi-aventis.

Consolidated EBITDA is contractually defined as operating profit after adding back (1) any amortization and depreciation charges, and additions to provisions, (2) any purchase-accounting charge in respect of acquired research and development in progress or a write-up of inventory to fair value that we were required to take as a result of the acquisition of Aventis, and (3) any restructuring charge of up to a maximum of €1 billion per year incurred in 2004 or 2005 that is incurred directly in connection with our acquisition of Aventis).

The table below presents an analysis of long-term debt by maturity as of December 31, 2004, 2003 and 2002:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
2004	—	—	11
2005	—	8	8
2006	1,376	7	7
2007	5,583	4	4
2008	11	5	4
2009	15	—	—
Thereafter	1,653	29	31

Total	8,638	53	65

The table below presents an analysis of long-term debt by interest rate as of December 31, 2004, 2003 and 2002, after taking into account hedging instruments. The split is based on interest rates at year-end.

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Less than or equal to 5%	8,251	7	8
From 5% to 7.5%	347	43	51
More than 7.5%	40	3	6

Total	8,638	53	65

Of which:
- Fixed rate	7,238	11	15
- Variable rate	1,400	42	50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

The table below presents an analysis of long-term debt by currency as of December 31, 2004, 2003 and 2002, after taking into accounting hedging instruments:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Euro	8,556	48	58
US dollar	1	2	2
Other currencies	81	3	5

Total	8,638	53	65

D.15. Provisions and other long-term liabilities

Provisions and other long-term liabilities as of December 31, 2004, 2003 and 2002 comprise:

(in millions of euros)	Provisions for pensions and other benefits (D.15.1.)	Restructuring provisions (D.15.2.)	Other provisions for risks (D.15.3.)	Other long- term liabilities (D.15.4.)	Total
December 31, 2002	427	8	347	4	786

Charged during the period	78	—	111	5	194
Reversals of provisions recorded in the opening balance sheet (Sanofi-Synthélabo merger)	(2)	(1)	(36)	—	(39)
Provisions utilized	(52)	(1)	(30)	(1)	(84)
Reversals of unutilized provisions	(1)	—	(60)	—	(61)
Transfers	(2)	(1)	1	—	(2)
Effect of exchange rates	(19)	—	(21)	—	(40)

December 31, 2003	429	5	312	8	754

Impact of Aventis acquisition	2,623	144	1,938	405	5,110
Charged during the period	157	34	255	21	467
Reversals of provisions recorded in the opening balance sheet (Sanofi-Synthélabo merger)	—	—	(28)	—	(28)
Provisions utilized	(140)	5	(96)	(1)	(232)
Reversals of unutilized provisions	—	—	(80)	—	(80)
Transfers	(1)	(74)	(7)	(16)	(98)
Effect of exchange rates	(47)	—	(41)	(37)	(125)

December 31, 2004	3,021 (1)	114	2,253	380	5,768

(1)	€2,849 million in respect of long-term pension obligations and €172 million in respect of post-employment benefits (see note D.15.1).

D.15.1. Provisions for pensions and other benefits

The Group and its subsidiaries have a significant number of pension plans covering the majority of their employees. The specific features (benefit formulas, funding policies and types of assets held) of the plans vary depending on regulations and laws in the particular country in which the employees are located. Several of these plans are defined benefit plans and cover certain members of the Board of Directors as well as employees.

The Aventis acquisition resulted in an increase of €6,553 million in pension obligations and other post-employment benefits and an increase of €3,930 million in plan assets, measured at fair value as of the date of first-time consolidation of Aventis by sanofi-aventis. These amounts appear on the “Changes in Group structure” line in the table of movements in the provision for pensions and other benefit obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Following the combination of Aventis and Sanofi-Synthélabo, the measurement date for the obligations of the two groups has been harmonized. All sanofi-aventis subsidiaries now measure their obligations as of December 31.

Actuarial valuations of the Group’s benefit obligations were computed as of December 31, 2004, 2003 and 2002. The calculations incorporate:

•	assumptions on staff turnover, life expectancy and salary inflation;

•	a retirement age of 60 to 65 for a total working life allowing for full rate retirement rights for French employees, and retirement assumptions reflecting local economic and demographic factors specific to foreign employees;

•	discount rates used to determine the present value of the projected benefit obligations, as follows:

–	Euro zone plans: 4.5% as of December 31, 2004; 5.15% as of December 31, 2003; 5.25% as of December 31, 2002;

–	US plans: 5.75% as of December 31, 2004; 6% as of December 31, 2003; 6.75% as of December 31, 2002;

–	UK plans: 5.50% as of December 31, 2004; 5.30% as of December 31, 2003; 5.50% as of December 31, 2002;

–	other plans: 2%-13.5% as of December 31, 2004; 1.5%-11.5% as of December 31, 2003; 2%-12% as of December 31, 2002.

•	Expected long-term rates of return for plan assets ranging from 3% to 10% for the year ended December 31, 2004; 5% to 10% for the year ended December 31, 2003; and 4% to 15% for the year ended December 31, 2002. The majority of the fund assets are invested in Germany, the United States of America and the United Kingdom. The long-term rates of return used are as follows:

–	German plans: 7% for the year ended December 31, 2004; 6% for the years ended December 31, 2003 and December 31, 2002;

–	US plans: 8.12% for the year ended December 31, 2004; 8.5% for the year ended December 31, 2003; 8.75% for the year ended December 31, 2002;

–	UK plans: 6.92% for the years ended December 31, 2004, 2003 and 2002.

The main assumptions used in the actuarial valuations are summarized below:

	Pensions and similar benefits			Post-employment benefits other than pensions
	2004	2003	2002	2004	2003	2002
Assumptions (weighted averages):
Discount rate	4.91%	5.25%	5.34%	5.76%	6.01%	6.75%
Salary inflation rate	3.62%	3.86%	3.79%	—	—	—
Expected long-term rate of return on plan assets	6.59%	7.27%	7.23%	—	—	—

In calculating the pension cost for the period, the Group recognizes actuarial gains and losses if at the beginning of the period the net unrealized actuarial gain or loss exceeds 10% of the greater of the projected obligation or the market value of plan assets.

As of December 31, 2004, the unrealized actuarial loss amounted to €453 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

The table below reconciles the net obligation under Group pension plans with the amounts recognized in the consolidated financial statements as of December 31, 2004, 2003 and 2002:

(in millions of euros)	Pensions and similar benefits			Post-employment benefits other than pensions
	2004	2003	2002	2004	2003	2002
Valuation of obligations:
Beginning of period	1,117	1,108	1,069	69	53	61
Service cost	99	49	51	3	2	1
Interest cost	143	61	60	6	3	4
Actuarial (gain)/loss	300	34	43	5	28	3
Contributions from plan members	7	3	2	—	—	—
Modifications to plans	8	—	37	—	—	—
Effect of exchange rates	(158)	(87)	(75)	(14)	(11)	(10)
Plan curtailments/settlements	(4)	—	—	—	—	—
Changes in Group structure (Aventis)	6,421	—	—	132	—	—
Benefits paid	(157)	(51)	(79)	(10)	(6)	(6)

Obligation at period-end	7,776	1,117	1,108	191	69	53

Market value of plan assets
Beginning of period	503	431	477		—	—
Actual return on assets	155	62	(37)		—	—
Effect of exchange rates	(128)	(57)	(49)		—	—
Contributions from plan members	6	3	2		—	—
Employer’s contributions	79	93	105	2	—	—
Plan curtailments/settlements	(2)	—	—	—	—	—
Changes in Group structure (Aventis)	3,930	—	—		—	—
Benefits paid	(73)	(29)	(67)	(2)	—	—

Market value of plan assets at period-end	4,470	503	431		—	—

Net amount shown in balance sheet:
Net obligation	3,305	614	677	191	69	53
Transitional liability	(2)	1	9	—	—	—
Unrecognized past service cost	(74)	(82)	(90)	2	2	3
Unrecognized actuarial gain/(loss)	(432)	(191)	(224)	(21)	(21)	8
Benefits/contributions, final quarter	—	(14)	(32)	—	(1)	(3)

Net provision in the balance sheet	2,797	328	340	172	49	61

Amounts recognized in the balance sheet:
Pre-funded obligations (D.6)	(52)	(52)	(27)	—	—	—
Obligations provided (long-term portion)	2,849	380	366	172	49	61
Obligations provided (short-term portion)	—	—	1	—	—	—

Net amount recognized	2,797	328	340	172	49	61

Pension cost for the period:
Service cost	99	49	50	3	2	1
Interest cost	143	61	60	6	3	4
Expected return on plan assets	(109)	(31)	(34)	—	—	—
Recognition of transitional liability	(1)	(8)	(8)	—	—	—
Amortization of past service cost	8	7	8	(1)	(1)	(1)
Amortization of actuarial losses/(gains)	6	12	8	2	—	—
Impact of plan curtailments	6	—	—	—	—	—

Pension cost for the period	152	90	84	10	4	4

Gross obligation based on period-end salaries	7,256	960	944

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

The weighted average allocation of funds invested in Group pension plans as of December 31, 2004 and 2003 was as follows:

Asset category (in percentage)	Target allocation	Funds invested
		2004	2003
Equities	3%	6%	10%
Bonds	96%	93%	88%
Real estate	—	—	—
Other	1%	1%	2%

Total	100%	100%	100%

The table below shows the expected cash outflows on pensions and other post-employment benefits over the next ten years:

(in millions of euros)	Pensions and similar benefits
Estimated employer’s contribution in 2005	90

Estimated benefit payments:
2005	382
2006	401
2007	410
2008	453
2009	452
2010 and thereafter	8,378

D.15.2. Restructuring provisions

The following table summarizes movements in restructuring provisions, classified under “Other long-term liabilities” and “Other current liabilities” (note D.15), for each of the years ended December 31, 2004, 2003 and 2002:

(in millions of euros)	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Balance, beginning of period	20	27	82

Of which
- Classified under “Other long-term liabilities”	5	8	46
- Classified under “Other current liabilities”	15	19	36

Movement in provisions recognized in net income for the period	308	6	1
Reversals of provisions in application of CRC Rule 2000-06	—	—	(20)
Reversals of provisions recorded in the opening balance sheet	—	(2)	(4)
Provisions utilized	(14)	(11)	(30)
Transfers	(57)	1	—
Impact of Aventis acquisition	227	—	—
Effect of exchange rates	(12)	(1)	(2)

Balance, end of period	472	20	27

Of which:
- Classified under “Other long-term liabilities”	114	5	8
- Classified under “Other current liabilities”	358	15	19

The 2004 balance for these provisions includes the impact of restructuring programs initiated by Aventis prior to the acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Expenses incurred in 2003 and 2002 and charged against the provisions, shown on the line “Provisions utilized,” relate principally to employee termination costs (€4 and €11 million respectively), mainly in western Europe.

D.15.3. Other provisions for risks

The table below shows movements in other provisions for risks, including environmental risks and litigation, tax exposures, commercial risks, product liability risks and intellectual property risks, for each of the years ended December 31, 2004, 2003 and 2002:

(in millions of euros)	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Balance, beginning of period	312	347	431

Change in Group structure (Aventis)	1,938	—	—
Movement in provisions recognized in net income for the period	184	51	88
Reversals of provisions in application of CRC Rule 2000-06	—	—	(11)
Reversals of provisions recorded in the Sanofi-Synthélabo opening balance sheet	(28)	(36)	(32)
Provisions utilized	(96)	(30)	(14)
Reclassifications between accounts	(7)	1	(92)
Effect of exchange rates	(41)	(21)	(23)

Balance, end of period	2,262	312	347

Tax risks	1,280	206	217
Intellectual property risks	—	16	37
Environmental risks	345	20	21
Product liability risks, litigation and other	637	70	72

TOTAL	2,262	312	347

The Group is involved in a number of legal proceedings and claims. These include commercial and intellectual property litigation, tax audits and other matters relating to the normal conduct of its business.

As of December 31, 2004, “Litigation and other” mainly comprised provisions in respect of antitrust litigation, the MCAA industry inquiry, and marketing and pricing practices.

Provisions for tax exposures are recorded if the Group considers that the tax authorities might challenge a tax position taken by the Group or a subsidiary.

A full risk and litigation assessment has been performed with the assistance of the Group’s legal advisers, and provisions have been recorded where circumstances required.

Sanofi-aventis is carrying out an environmental risk survey. Environmental risks identified are being covered by provisions estimated on the basis of the costs the Group believes it will be obliged to meet over a period not exceeding (other than in exceptional cases) 30 years.

In 2002, reclassifications mainly comprised the transfer of provisions to current liabilities, under “Other liabilities,”

D.15.4. Other long-term liabilities

These liabilities include the investment in Carderm.

On June 28, 2001, a financial investor paid US $250 million (€184 million as of December 31, 2004) to acquire preferred shares in Carderm Capital LP (“Carderm”), which owns certain assets of Aventis Pharma US. These preferred shares represented a financial interest of 36.7% in Carderm, and were entitled to

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

preferred remuneration. The sanofi-aventis Group is the principal shareholder of Carderm, owning 63.3% of the capital and exercising control over its management. Carderm is included in the sanofi-aventis consolidated financial statements using the full consolidation method.

On or after March 10, 2007, the holder of the preferred shares may offer sanofi-aventis the option of repurchasing them, subject to certain conditions.

The fair value of this financial instrument was €194 million as of December 31, 2004, compared with €201 million as of August 20, 2004. The reduction in the value of the redeemable partnership interest between these two dates was mainly due to the decline in the value of the US dollar against the euro over the period.

The redeemable partnership interest is included in “Provisions and other long-term liabilities”.

D.16. Other current liabilities

Other current liabilities as of December 31, 2004, 2003 and 2002 comprise:

(in millions of euros)	December 31, 2004		December 31, 2003	December 31, 2002
Taxes payable	820		370	472
Employee-related liabilities	1,292		424	384
Restructuring provisions (D.15.2)	358		15	19
Other liabilities	2,382		811	724

Total	4,852	(1)	1,620	1,599

(1)	Includes €3,387 million as of December 31, 2004 for former Aventis Group companies

In 2004, “Other liabilities” included the short-term portion of provisions for litigation, environmental risks, product returns and other risks.

In 2002, “Other liabilities” also included the reclassification of the balance as of January 1, 2002 of liabilities on operations with joint venture and alliance partners, totaling €85 million.

The unpaid portion of the purchase price of acquisitions made in the period, which is included in “Other liabilities”, amounted to €222 million as of December 31, 2004, €37 million as of December 31, 2003, and €24 million as of December 31, 2002.

D.17. Short-term debt

Short-term debt as of December 31, 2004, 2003 and 2002 comprises:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Current portion of long-term debt	246	10	55
Other short-term debt (1)	5,331	117	146
Bank overdrafts	600	188	150
Commercial paper	1,211	—	—

Total	7,388	315	351

(1)	Including €5 billion for Tranche A (see note D.14).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

D.18. Derivative financial instruments

The table below presents the notional amounts of the Group’s outstanding derivative financial instruments as of December 31, 2004, 2003 and 2002:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Interest rate swaps (1)	5,951	—	46
Interest rate options (2)	7,719	—	—
Cross-currency interest rate swaps (3)	408	—	—
Currency swaps – puts written (4)	99	59	51
Currency swaps – calls written (5)	847	708	758
Currency swaps – puts purchased (6)	689	357	448
Currency swaps – calls purchased (7)	96	100	90
Forward foreign currency exchange contracts sold – financial (8)	5,723	1,224	1,033
Forward foreign currency exchange contracts purchased – financial (9)	6,419	318	131

(1)	Including, as of December 31, 2004, €4,904 million on the euro and €1,047 million on the US dollar, and as of December 31, 2002, €46 million on the euro.
(2)	Including, as of December 31, 2004, €7,352 million on the euro and €367 million on the US dollar.
(3)	Including, as of December 31, 2004, €343 million on the US dollar and €65 million on the Swiss franc.
(4)	Including, as of December 31, 2004, €74 million on the Hungarian forint and €25 million on the Norwegian krone; as of December 31, 2003, €36 million on the Norwegian krone, and €23 million on the Hungarian forint; as of December 31, 2002, €51 million on the Norwegian krone.
(5)	Including, as of December 31, 2004, €684 million on the US dollar, €32 million on the yen, €22 million on the Polish zloty, €22 million on the Swedish krona and €22 million on the Mexican peso; as of December 31, 2003, €555 million on the US dollar and €101 million on the yen; as of December 31, 2002, €568 million on the US dollar and €163 million on the yen.
(6)	Including, as of December 31, 2004, €586 million on the US dollar, €22 million on the Mexican peso, and €16 million on the yen; as of December 31, 2003, €284 million on the US dollar and €49 million on the yen; as of December 31, 2002, €321 million on the US dollar and €96 million on the yen.
(7)	Including, as of December 31, 2004, €44 million on the Hungarian forint, €34 million on the US dollar, and €14 million on the Norwegian krone; as of December 31, 2003, €46 million on the US dollar, €22 million on the yen, and €21 million on the Norwegian krone; as of December 31, 2002, €45 million on the US dollar, €19 million on the yen, and €26 million on the Norwegian krone.
(8)	Including, as of December 31, 2004, €4,554 million on the US dollar, €217 million on the yen, €153 million on the British pound, €141 million on the Cable (GBP/USD), €97 million on the Polish zloty, €86 million on the Canadian dollar, €78 million on the Australian dollar, and €49 million on the Czech krona; as of 31 December, 2003, €981 million on the US dollar, €70 million on the yen, €45 million on the British pound, €23 million on the Canadian dollar, €13 million on the Czech krona, €13 million on the Australian dollar, and €14 million on the Polish zloty; as of December 31, 2002, €798 million on the US dollar, €79 million on the yen, €60 million on the British pound, €26 million on the Canadian dollar, €16 million on the Czech krona, and €10 million on the Norwegian krone.
(9)	Including, as of December 31, 2004, €4,994 million on the US dollar, €426 million on the British pound, €257 million on the yen, €207 million on the Swiss franc, and €111 million on the Singapore dollar; as of December 31, 2003, €130 million on the US dollar, €92 million on the Swiss franc, €35 million on the Norwegian krone, and €57 million on the Hungarian forint; as of December 31, 2002, €68 million on the Swiss franc, €33 million on the Norwegian krone, and €10 million on the British pound.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Fair value of financial instruments

The carrying values and estimated fair values of certain of the Group’s financial instruments outstanding as of December 31, 2004, 2003 and 2002 are presented below:

	2004		2003		2002
(in millions of euros)	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Interest rate swaps	25	40	—	—	—	—
Interest rate options	5	1	—	—	—	—
Cross-currency interest rate swaps	(122)	(125)	—	—	—	—
Forward foreign currency exchange contracts – sold	395	519	30	117	23	48
Forward foreign currency exchange contracts – purchased	(92)	(102)	(4)	(6)	1	4
Currency options – puts written	2	1	1	2	1	—
Currency options – calls written	17	5	16	2	19	3
Currency options – puts purchased	24	41	23	36	21	36
Currency options – calls purchased	2	2	1	1	1	2

Amounts reported for currency options puts and calls purchased are recorded as assets and for currency options puts and calls written are recorded as liabilities.

The Group considers that for cash and cash equivalents, accounts receivable, bank overdrafts, accounts payable and other short-term debt, carrying value is a reasonable estimate of fair value due to their short-term maturities and the readily available market for these types of instruments.

The following methods and assumptions were used by the Group in estimating the fair values of financial instruments:

•	Interest rate contracts (swaps and options) – The fair value of interest rate contracts is obtained from dealer quotes. These values represent the estimated net amount the Group would receive or pay to terminate the agreements.

•	Forward foreign currency exchange contracts (sold and purchased) – The fair value of forward foreign currency exchange contracts is based on the estimated amount at which they could be settled based on forward market exchange rates.

•	Currency options (written and purchased) – The fair value of foreign currency options is obtained from dealer quotes. These values represent the estimated net amount the Group would receive or pay to terminate the agreements.

Equity derivative instruments

On May 2, 2003, Aventis sold 17,751,610 Rhodia shares to Crédit Lyonnais, and at the same time entered into an equity swap contract with the purchaser. This transaction, which reduced the interest held by Aventis in Rhodia to around 15%, is a firm and final sale under which the purchaser immediately obtained full and unrestricted ownership of the shares (including voting rights and dividends). The transaction does not allow for the shares to be returned to Aventis by any means. No gain on disposal was generated by the transaction.

The equity swap mentioned above is treated as an over-the-counter derivative instrument. As a result, unrealized losses on the swap must be estimated and recognized at each balance sheet date. Unrealized gains are not recognized in the statement of income; only realized gains are recognized. The unrealized loss on the swap as of December 31, 2004 was €57 million. As of August 20, 2004, the unrealized loss on the swap was €69 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

D.19. Contractual obligations and other commercial commitments

The Group’s contractual obligations and other commercial commitments as of December 31, 2004 comprise:

(in millions of euros)	Total	Payments due by period
		Under 1 year	1-3 years	3-5 years	Over 5 years
Contractual obligations given
Long-term debt, excluding capital lease obligations (Notes D.14 and D.17)	8,840	239	6,951	18	1,632
Capital lease obligations (including interest)	70	10	14	12	34
Operating leases	1,087	227	322	220	318
Irrevocable purchase obligations	1,278	770	278	67	163
Other long-term obligations	781	612	75	75	19

Total	12,056	1,858	7,640	392	2,166

(in millions of euros)	Total	Commitments by period
		Under 1 year	1-3 years	3-5 years	Over 5 years
Other commercial commitments given
Credit facilities (1)	(11,802)	(3,749)	(1,592)	(5,950)	(511)
Letters of credit	—	—	—	—	—
Guarantees:
- given	283	92	60	109	22
- received	(97)	(73)	(2)	—	(22)
Repurchase commitments	—	—	—	—	—
Other commercial commitments	—	—	—	—	—

Total	(11,616)	(3,730)	(1,534)	(5,841)	(511)

(1)	The financing arrangements for the offers for Aventis included a credit facility of a maximum of €16 billion split into three tranches (see note D.14 Long-term debt – portion due after more than one year).

The amounts borrowed under Tranche C will be used mainly to finance payment of all the costs associated with the transaction and to refinance some of the debt carried by Aventis and its subsidiaries. To the extent that these amounts are not used to finance the cash portion of the offers for Aventis, they may be borrowed in euros, US dollars or yen.

Leases

Capital leases

Future minimum payments related to capital leases as of December 31, 2004 totaling €70 million, and including interest payments of €8 million, are scheduled to be made as follows:

(in millions of euros)	Interest portion	Principal portion	Total
2005	2	8	10
2006	1	7	8
2007	1	5	6
2008	1	5	6
2009	1	5	6
2010 and thereafter	2	32	34

Total	8	62	70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Operating leases

The Group leases certain of its properties and equipment used in the ordinary course of business. Future minimum payments under non-cancelable operating leases as of December 31, 2004 totaled €1,087 million, and are scheduled to be made as follows:

(in millions of euros)	December 31, 2004
2005	227
2006	176
2007	146
2008	117
2009	103
2010 and thereafter	318

Total	1,087

Rental expense recognized by the Group for each of the years ended December 31, 2004, 2003 and 2002 totaled €158 million, €93 million and €87 million respectively.

Irrevocable purchase obligations

These mainly comprise irrevocable commitments to suppliers of fixed assets, net of payments on account, and firm commitments to buy goods and services.

Other long-term obligations

In pursuance of its strategy, sanofi-aventis acquires rights to products or technology. Such acquisitions may be made in various contractual forms: acquisitions of shares, loans, license agreements, joint development and co-marketing. They may also involve upfront payments on signature of the agreement, and development milestone payments.

Some of these complex agreements include firm and unconditional undertakings to finance research programs in future years, and payments contingent upon completion of development milestones by our alliance partner or upon the granting of approvals or licenses.

The main agreements of this type are as follows:

•	Regeneron, Dainippon Pharmaceuticals, ImmunoGen and Zealand Pharma in 2003, Genta in 2002, Coley in 2001.

On November 9, 2004, sanofi-aventis announced the termination, effective May 8, 2005, of the agreements entered into with Genta in 2002 on the development of Genasense®. The financial impact of the termination has been provided for in the financial statements as of December 31, 2004.

As of December 31, 2004, sanofi-aventis owned 3,282,424 shares representing 20.91% of the capital of IDM, compared with 12.54% as of December 31, 2003.

Obligation to acquire Hoechst Aktiengesellschaft shares

On August 23, 2004, Aventis announced its intention to acquire the shares of the minority shareholders of Hoechst Aktiengesellschaft via a squeeze-out. This intention was confirmed on November 4, 2004. At an Extraordinary General Meeting of Hoechst Aktiengesellschaft on December 20 and 21, 2004, 99.88% of the company’s shareholders approved the transfer of the minority interests to Aventis. The amount of cash compensation under the squeeze-out offer was €56.50 per Hoechst Aktiengesellschaft share, or a total consideration of around €605 million for the 1.91% of Hoechst Aktiengesellschaft shares not yet held by sanofi-aventis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Under German company law, the squeeze-out procedure allows a majority shareholder with at least 95% of the capital to buy out the shares of the minority shareholders in return for cash compensation. As of December 31, 2004, shares valued at €572 million remained to be acquired under this procedure.

Agreement with Procter & Gamble Pharmaceuticals

On October 8, 2004, sanofi-aventis signed a put option agreement under which the Procter & Gamble Pharmaceuticals group has an option to acquire the oral hygiene product ranges of sanofi-aventis, represented by the Fluocaril and Parogencyl brands.

Divestment of the Notre Dame de Bondeville site

Following the divestment of the Notre Dame de Bondeville site, effective September 1, 2004, a contract was signed with the purchaser guaranteeing continuity of production of mature sanofi-aventis products at the site for a period of five years.

Guarantees given

These comprise €275 million of surety bonds and €8 million of collateral.

Guarantees received

These mainly comprise surety bonds.

Credit facilities

As of December 31, 2004, the Group had unused short-term, medium-term and long-term confirmed multi-currency credit facilities totaling €11,802 million.

The total amount of confirmed credit facilities subject to conditions concerning the financial structure of the sanofi-aventis Group, and specifically to compliance with a maximum debt-to-net-assets ratio of 1:1, was €553 million as of December 31, 2004.

D.20. Other commitments, litigation and claims

D.20.1 Legal and Arbitral Proceedings

a. Products

Sabril® Litigation

Aventis Pharma Ltd, UK, faces group litigation consisting of 198 active claimants in the United Kingdom relating to the anti-epilepsy drug Sabril®. The action alleges that patients have suffered irreversible visual field constriction as a result of taking Sabril® and seeks unspecified damages for these injuries. The revised and final deadline for new claimants to join the group was November 5, 2004. In April 2004, Aventis sold its rights to Sabril® for North America, but not for the rest of the world, to Ovation Pharmaceuticals, Inc.

Sanofi Pasteur Blood Products Litigation

Sanofi Pasteur S.A. faces civil actions in various courts in Argentina, France and the United States on behalf of individuals with hemophilia, alleging that they became infected with the Human Immunodeficiency Virus (“HIV”) or hepatitis C virus (“HCV”) as a result of the administration of non-heat-treated anti-hemophilic factor (“AHF”) manufactured in France in the early 1980s by a predecessor company.

Sanofi Pasteur Hepatitis B Vaccine Litigation

More than 150 lawsuits have been filed in various French civil courts against Sanofi Pasteur S.A. or Sanofi Pasteur MSD in which the plaintiffs allege that they suffer from a variety of neurological disorders and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

autoimmune diseases, including multiple sclerosis and/or Guillain-Barré syndrome as a result of receiving the hepatitis B vaccine. More than 20 judgments in France have recently rejected claims alleging a causal link between hepatitis B vaccine and the claimants’ alleged injuries. No final judgment to date has held Sanofi Pasteur S.A. or its subsidiaries liable.

Sanofi Pasteur Thimerosal Litigation

Sanofi Pasteur is a defendant in 332 lawsuits in several federal and state courts in the U.S. alleging that serious personal injuries resulted from the presence of mercury in the preservative thimerosal, trace amounts of which are contained in vaccines manufactured by Sanofi Pasteur. Several of the cases seek certification to proceed as class actions. Sanofi Pasteur believes that all of these claims must first be filed in the U.S. Court of Federal Claims under the U.S. National Childhood Vaccine Injury Act and the National Vaccine Injury Compensation Program before the claimants may bring direct actions against the company. Currently, all of these cases are either in the preliminary response stage, the early stages of the discovery process, have been stayed pending adjudication by the U.S. Court of Federal Claims, or have pending plaintiffs’ requests for reconsideration of preliminary determinations to stay proceedings pending such adjudication. Sixteen cases brought on behalf of plaintiffs before the U.S. Court of Federal Claims have now been refiled against Sanofi Pasteur after the Court failed to render a determination on the claims within the statutory 240 day period. Several of these cases are now in various stages of discovery. Various pre-trial motions, including a Motion for Summary Judgment, will be filed in the first half of 2005. Two class actions that had been filed against Sanofi Pasteur in Canada have been discontinued.

Armour Blood Products Litigation

Legal proceedings remain pending in the United States, Canada and Ireland against Armour Pharmaceutical Company in which individuals with hemophilia and infected with HIV claim that such infection was caused by administration of plasma-derived AHF (Antihemophilic Factor) concentrates processed in the late 1970s to mid-1980s. Armour has settled most of the AHF cases in the U.S., Canada and Ireland. Approximately 130 individuals opted out of a 1996 U.S. class action settlement, but have not filed suit against sanofi-aventis.

Additionally, on June 2, 2003 a purported worldwide class action was filed in the Northern District of California against Armour, Aventis Behring and Aventis Inc. and three other US plasma fractionators, on behalf of a purported class of foreign and national plaintiffs alleging infection with HIV and/or hepatitis C from 1978-1990. This action has been transferred to the United States District Court for the Northern District of Illinois by the Judicial Panel on Multidistrict Litigation. Eight additional individual and class action complaints have been filed. The various plaintiffs counsel have asserted that collectively, they represent approximately 3,000 putative class members. In November 2002, Canadian authorities filed criminal charges against Armour and a former Armour employee alleging that Armour distributed AHF infected with HIV. The case remains in the pre-trial stage.

Sanofi Pasteur MMR Vaccine Litigation

A Group action filed in 1999 is pending in the United Kingdom against various manufacturers of MMR (measles/mumps/rubella) combination vaccine in which plaintiffs allege that such vaccine is the cause of autism, behavioral disorders and intestinal disorders in children. A subsidiary of Sanofi Pasteur MSD has been named in 120 of the claims included in the litigation. Documents and witness statements have been disclosed by both parties in the lead claims involving the MMR vaccine manufactured by Sanofi Pasteur S.A. In Autumn 2003, the Legal Services Commission decided to withdraw its funding to the claimants. Since then, the action has been stayed. The claimants’ judicial review of the Commission’s decision has been rejected. Most of the claimants whose case cannot be distinguished from the leading claimant’s case have announced that they are discontinuing their proceedings. Approximately 16 claimants out of 120 have announced their intent to proceed. In a related development, the IOM published May 2004, concludes that childhood vaccines are not associated with autism.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

In October 2004, 13 summonses were served on a subsidiary of Sanofi Pasteur MSD in the Supreme Court of Ireland in Dublin. The basis of the summonses is substantially the same as for the UK MMR litigation described above.

Ionamin®/Fen/phen Litigation

Sanofi-aventis subsidiary Fisons plc (“Fisons”) and former subsidiary Rugby Laboratories (“Rugby”) are currently involved in approximately 614 (as to Fisons) and 370 (as to Rugby) personal injury lawsuits in the U.S. (including class actions) concerning the weight-loss drug phentermine (Fisons brand name Ionamin®). The lawsuits allege that the manufacturers of phentermine knew that its use could cause serious side effects, but failed to warn against those dangers. To date, Fisons and Rugby have made no settlement payments and have been dismissed from, or have dismissals pending in, more than 5,994 and 2,129 cases, respectively.

b. Compliance

Pharmaceutical Industry Antitrust Litigation

Approximately 135 cases remain pending of the numerous complaints that were filed beginning in 1993 through the mid-1990’s by retail pharmacies in both federal and state court. These complaints shared the same basic allegations: that the defendant pharmaceutical manufacturers and wholesale distributors, including sanofi-aventis predecessor companies, violated the Sherman Act, the Robinson Patman Act, and various state antitrust and unfair competition laws by conspiring to deny all pharmacies, including chains and buying groups, discounts off the list prices of brand-name drugs. Shortly before a November 2004 trial in the United States District Court for the Eastern District of New York, sanofi-aventis and the remaining manufacturer defendants settled the Sherman Act claims of the majority of the remaining plaintiffs. These settlements did not dispose of the remaining plaintiffs’ Robinson Patman Act claims.

Government Investigations—Pricing and Marketing Practices

The U.S. Attorney’s Office in Boston is conducting a civil and criminal investigation of whether sales by Aventis Pharmaceuticals Inc. (“API”) of certain products to managed care organizations for resale under those organizations’ own private labels should have been included in the “best price” calculations that are used to compute the Medicaid rebates for API products. API has received subpoenas in this matter, and has fully responded. This investigation has recently expanded to include payments made to customers or to those in a position to influence sales of API pharmaceuticals to those customers.

The U.S. Attorney’s Office in Boston is also conducting a civil and criminal investigation with regard to interactions API had with a physician, and affiliated entities, in Massachusetts. API has responded fully to subpoenas received regarding this matter. One current employee of API and one former employee have received letters from the government indicating they are targets of an investigation of a federal grand jury regarding their conduct in connection with activities of API in possible violation of federal criminal statutes.

In 2004, API and Aventis Behring received subpoenas issued by the U.S. Attorney’s office in Boston requesting documents concerning payments and contacts between these companies and the Lahey Clinic, a Massachusetts healthcare facility, or certain of its employees, relating to various periods between January 1995 and October 2004. API and Aventis Behring have provided, documents in response to these subpoenas.

The U.S. Attorney’s Office in Chicago, Illinois is conducting a civil and criminal investigation with regard to Lovenox® sales and marketing practices from January 1, 1999 to the present. API is currently responding to an investigatory subpoena and will provide all information required.

The Department of Justice is reviewing the merits of a qui tam action filed in 1995 in federal court in Florida, which alleges that the Average Wholesale Prices (“AWP”) of certain pharmaceutical products, which are

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

used to set Medicare reimbursement levels, were improperly established and used by API, Aventis Behring, and Armour Pharmaceutical Company in the marketing of their products. API and Aventis Behring also received subpoenas from the states of California and Texas with respect to such issues in 2000. API received a similar subpoena from the state of Massachusetts in April 2001. As a part of the United States House of Representatives Energy and Commerce Committee’s investigation of pharmaceutical reimbursement and rebates under Medicaid, API received a request for documents relating to the product Anzemet® (dolasetron mesylate). API has provided information and documents in response to this request. API has also received requests for information or documents from the United States Senate Finance Committee regarding nominal pricing and is responding to these requests.

Class Action Suits—Pricing and Marketing Practices

API is a defendant in several U.S. lawsuits seeking damages on behalf of a class of individuals and entities that allegedly overpaid for certain pharmaceuticals as a result of the AWP pricing issue described under “Government Investigations—Pricing and Marketing Practices” above. Cases filed against API in state and federal courts have been or are in the process of being consolidated in the U.S. District Court in Boston along with similar cases pending against other pharmaceutical companies. These suits allege violations of state unfair trade, unfair competition, consumer protection and false claim statutes. Aventis Behring is also a defendant in some of these cases. On June 12, 2003, plaintiffs filed an amended consolidated complaint against twenty-three pharmaceutical companies, including API and Aventis Behring. Plaintiffs assert violations of anti-racketeering (RICO) and state consumer fraud statutes based on defendants’ alleged artificial inflation of AWPs for certain of their drugs. Plaintiffs also sued Together Rx, the discount drug program in which API and several other pharmaceutical companies participate that is designed to provide needy senior citizens with lower cost pharmaceuticals. Plaintiffs allege the Together Rx program violates federal antitrust laws and RICO, and constitutes a conspiracy under civil laws. Defendants filed motions to dismiss the amended consolidated complaint on August 1, 2003, which were denied in part and granted in part on February 24, 2004. Discovery is ongoing. The court will first rule on whether a class action should be certified against five designated manufacturer defendants, not including API or Aventis Behring. A hearing on this motion was held on February 10, 2005.

API and other pharmaceutical companies are also defendants in lawsuits brought by the states of Montana, Nevada, New York, Connecticut, Pennsylvania, Wisconsin, Kentucky, Alabama and Illinois for pricing issues described under “Government Investigations-Pricing and Marketing Practices” above. These suits allege violations of state unfair trade, consumer protection and false claims statutes, breach of contract and Medicaid fraud. The Montana, Nevada, New York and Connecticut suits were transferred to federal court in Boston. The New York and Connecticut cases have since been remanded to state court, while the Montana and Nevada cases remain in federal court in Boston. All of the other state suits are pending in the state courts in which they were filed.

API and other pharmaceutical companies have also been sued by several individual New York State counties and the City of New York, in suits alleging similar violations of state laws concerning pricing and marketing practices. Sanofi-Synthélabo Inc. is also a defendant in several of these Average Wholesale Pricing cases brought by individual New York State counties and the City of New York.

In July 2004 Central Alabama Comprehensive Healthcare Inc. filed suit in federal court against API, Aventis Behring, and seven other pharmaceutical companies alleging that the defendants had overcharged Public Health Service entities for their pharmaceutical products. The plaintiff seeks to represent a nationwide class of all such entities that purchase under the Public Health Service program.

Vitamin Antitrust Litigation

Since 1999, sanofi-aventis, some of its subsidiaries in its former animal nutrition business, and other vitamin manufacturers have been defendants in a number of class actions and individual lawsuits in U.S. courts relating

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

to alleged anticompetitive practices in the market for bulk vitamins. Sanofi-aventis has settled all claims brought by direct purchasers of the relevant vitamin products and the majority of actions brought on behalf of indirect purchasers. A federal district court’s dismissal of a lawsuit filed on behalf of a putative class of non-U.S. “direct purchasers” was overturned in January 2003 by a three-member panel of the U.S. Court of Appeals for the District of Columbia. On June 14, 2004, the U.S. Supreme Court vacated that decision and remanded the matter back to the Court of Appeals for consideration of an issue that had not been presented to the Court. Aventis Animal Nutrition and five of the other major settling defendants entered into a judgment-sharing agreement, pursuant to which they agreed to allocate any judgment at trial among themselves according to the actual sales made by each of them. Regarding the same matter, civil litigation against sanofi-aventis and some of its subsidiaries has been initiated in Canada, Australia, the United Kingdom, Germany and the Netherlands. In Germany some court cases have been decided in favor of defendants but are on appeal. Settlements in some other civil litigations have been entered into or are under negotiation. Investigations by antitrust authorities are pending in Brazil. In connection with the sale of its animal nutrition business to CVC Capital Partners, sanofi-aventis retains liability arising out of these antitrust issues.

Methionine Antitrust Litigation

Sanofi-aventis has settled all direct purchaser civil claims brought in the U.S. against sanofi-aventis and its subsidiaries relating to methionine sales and has settled the majority of claims brought by indirect purchasers. Settlement negotiations are ongoing with the remaining U.S. indirect purchasers and with Canadian purchasers. In connection with the sale of its animal nutrition business to CVC Capital Partners, sanofi-aventis retains liability arising out of these antitrust issues.

Cipro® Litigation

API is a defendant in several related cases in U.S. state and federal courts alleging that API and certain other pharmaceutical manufacturers violated U.S. antitrust laws and various state laws by the manner in which they settled a patent dispute regarding the brand-name prescription drug Cipro®. Watson Pharmaceuticals and Rugby Laboratories were named as defendants in most of these cases. Watson purchased Rugby from API. API agreed to defend and indemnify both Watson and Rugby. By order entered May 20, 2003, the United States District Court for the Eastern District of New York rejected plaintiffs’ attempt to characterize the agreement settling the patent litigation as a “per se” violation of the antitrust laws. The court also dismissed Watson from the federal consolidated cases. Sanofi-aventis believes that the potential damages that plaintiffs seek against Rugby and Watson (in the cases in which Watson remains a party) are duplicative of the damages that plaintiffs seek against sanofi-aventis in those cases. The Court held a hearing on the parties summary judgment motions on February 28, 2005. A ruling is expected by March 31, 2005.

Cardizem® Antitrust Litigation

API, Andrx Pharmaceuticals, and in some cases Hoechst AG, are defendants in a number of lawsuits, now consolidated in the U.S. District Court for the Eastern District of Michigan, alleging that API and Andrx engaged in anticompetitive practices and unfair methods of competition by entering into an agreement in partial settlement of patent infringement litigation relating to Cardizem® CD. Plaintiffs included certain direct and indirect purchasers of Cardizem® CD, as well as the Attorneys General of 28 states and the District of Columbia and four Blue Cross Blue Shield plans. On June 8, 2000 the court granted the plaintiffs’ motion for partial summary judgment, ruling that the agreement between Andrx and API is a “per se” violation of U.S. antitrust laws. Damages issues were not addressed in the court’s ruling. The defendants appealed this ruling, but the appellate court affirmed and refused to reconsider its ruling.

Andrx has sought a writ of certiorari from the United States Supreme Court. The court denied this request on October 12, 2004. API and Andrx have reached settlements in an aggregate amount of approximately US$ 110 million in 2002 and US$ 80 million in 2003 with all plaintiffs except the four Blue Cross Blue Shield plaintiffs. In May 2004, API and Andrx separately resolved the claims of the four Blue Cross Blue Shield plaintiffs. One appeal by a class member contesting the US$ 80 million Indirect Purchaser Class settlement of 2003 remains outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

DDAVP® Antitrust Litigation

Subsequent to the decision of the U.S. District Court in the Southern District of New York holding the patent rights in the DDAVP® tablet litigation to be unenforceable (see “Patents-DDAVP® Litigation”, below), in February 2005 Meijer, Inc. and Meijer Distribution, Inc. filed a complaint alleging that Ferring B.V. and API had engaged in a scheme to monopolize the market for DDAVP® tablets in violation of the Sherman Act. Meijer and Meijer Distribution seek to represent a class of persons having purchased DDAVP® tablets since December 2003 in a claim for triple damages based on alleged excess profits.

On February 28, 2005, Helen Seamon filed a similar suit in the United States District Court of the Southern District of New York seeking to represent a class of purchasers of DDAVP® tablets and alleging that the same defendants committed violations of the Sherman Act and state unfair and deceptive trade practices laws.

Lovenox® Antitrust Litigation

Upon completion of the acquisition of Aventis by sanofi-aventis, the United States District Court for the Middle District of Florida dismissed with prejudice the lawsuit originally filed in February 2003 by Organon Sanofi Synthélabo LLC against API alleging that certain sales practices with respect to Lovenox® violated U.S. federal and Florida antitrust laws.

MCAA Industry Litigation and Investigation

All claims for compensation by purchasers of monochloroacetic acid (MCAA) filed against Hoechst in the U.S. and Canada have been settled. A U.S. government investigation regarding this matter was concluded when Hoechst agreed in January 2003 to plead guilty and pay a fine of US$ 12 million for participation in arrangements affecting competition in certain markets for MCAA. An investigation on the same matter was conducted by the EU Commission. After a hearing held in September 2004, the EU Commission fined Hoechst €74 million. Hoechst may appeal this decision.

Brazilian Antitrust Claims

On August 4, 2003, the Secretariat of Economic Law issued a preliminary opinion, in which it concluded that, in 1999, certain sales managers from 21 pharmaceutical companies (including one representative from sanofi-aventis and one from Aventis Behring Ltda.) attended a sales meeting during which they engaged in anti-competitive acts, intended to prevent competition from certain generic products. The Secretariat of Economic Law finding is currently before the CADE (“Conselho Administrativo de Defesa Economica”), the second level of administrative review. Should the CADE adopt the Secretariat of Economic Law findings, the companies may contest this decision before the Courts. The General Attorneys of CADE have issued a legal opinion recommending the application of the minimum penalty. The public prosecutor’s legal opinion on the case was recently issued, mentioning that no concrete anticompetitive effect was identified, and recommending the case be filed. The case is now with the CADE representative responsible for issuing of a final report, and it will then be submitted for a decision at the Plenary level. Related civil proceedings have been filed by a public prosecutor. The defendants have presented their defenses and the parties are awaiting a decision.

Sorbates Industry Investigation

Hoechst, Nutrinova (a former subsidiary of Hoechst), and other sorbates manufacturers are defendants in U.S. civil actions by purchasers of sorbates and by certain State Attorneys General, alleging anticompetitive practices in the market for sorbates. Most claims have been settled.

In addition, on October 1, 2003, the European Commission imposed a fine of €99 million against Hoechst for participation in anticompetitive practices in the sorbates market. Hoechst is appealing this decision. Pursuant to the October 1999 demerger agreement between Hoechst and Celanese AG, Hoechst and Celanese will split any further costs and expenses from this matter in a ratio of 80/20 between them.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Rhodia Shareholder Litigation

In January 2004, two minority shareholders of Rhodia and their respective investment vehicles filed claims before the Commercial Court of Paris against Aventis, to which sanofi-aventis is successor in interest, together with other defendants including former directors and statutory auditors of Rhodia at the time of the facts alleged, seeking a judgment holding them collectively liable for alleged management errors and for the alleged publication of misstatements at the time of and following Rhodia’s acquisition during the period 1999-2000 of the company Albright & Wilson. These shareholders seek a finding of joint and several liability for damages to be awarded to Rhodia in an amount of €925 million for alleged harm to the company (a derivative action), as well as personal claims of €35 million, €1.4 million and €69.4 million for their own alleged individual losses. Sanofi-aventis contests both the substance and the eligibility of these claims. A first procedural hearing took place on June 8, 2004. The personal claim of €35 million has been withdrawn. In a decision dated June 15, 2004, the Court accepted the withdrawal of this claim. In November 2004, the Court refused a motion by the defendants to join the claims before the Commercial Court of Paris. On January 18 and February 15, 2005, most defendants filed responses and several pre-trial motions, including for summary judgment. Sanofi-aventis currently anticipates that these cases will be tried by the Commercial Court of Paris in the second half of 2005. Sanofi-aventis is also aware of several criminal complaints filed in France by the same plaintiffs, but has not been notified of their contents.

On June 29, 2004, claims similar to the claims by Rhodia shareholders pending in France before the Commercial Court of Paris (Tribunal de Commerce de Paris) were filed in the Supreme Court of the State of New York on behalf of two Rhodia shareholders (including one that had withdrawn its claims from the French suit) claiming damages of at least €60 million, in addition to unspecified punitive damages. Defendants have filed a number of preliminary motions, notably motions to dismiss on the grounds of the inconvenience of trying the case outside of France (forum non conveniens) and of jurisdictional issues. The plaintiffs are scheduled to respond to these issues by February 28, 2005, with a right of reply for the defendants through March 15, 2005

On December 29, 2004, plaintiffs amended their original claims to encompass the formation of Rhodia in 1998 as well as the environmental and pension liabilities assumed by Rhodia.

In addition to the shareholder litigation described above, sanofi-aventis is involved in litigation with Rhodia over environmental liability claims described below under the caption “Rhodia”.

Exubera® Alliance

On September 10, 2004, Pfizer formally notified sanofi-aventis that it had elected to cause the valuation of the parties’ interests in the Exubera® alliance to be determined and had selected and retained its investment bank based on the results of sanofi-aventis’ tender offers for Aventis. On February 3, 2005, Pfizer sent a similar notice based on the merger of Aventis with and into sanofi-aventis. Sanofi-aventis has replied to Pfizer’s formal notices of September 10, 2004 and February 3, 2005, and in each case reiterated sanofi-aventis’s position that no change in control has occurred under the terms of the global agreement. Without conceding or admitting that a change in control has occurred, sanofi-aventis has also notified Pfizer that sanofi-aventis had selected and retained its investment bank to value the parties’ respective interests in the Exubera® alliance.

On September 24, 2004, Pfizer filed suit in the Supreme Court of the State of New York against the sanofi-aventis subsidiaries that are party to the global agreement, seeking a declaratory judgment that the acquisition of Aventis by sanofi-aventis constitutes a change in control under the global agreement. The sanofi-aventis subsidiaries filed their answer to the complaint on October 27, 2004. On February 15, 2005, the court heard argument on Pfizer’s motion for summary judgment.

Pfizer has also commenced a lawsuit against sanofi-aventis in Germany alleging a change in control under the Exubera® alliance.

c. Patents

Plavix® Litigation

In February 2002, sanofi-aventis learned that Apotex, a Canadian generic drug manufacturer, filed an Abbreviated New Drug Application, or ANDA, with the Food and Drug Administration, or FDA, challenging

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

two of its U.S. patents relating to Plavix®. In April 2002, sanofi-aventis learned that Dr. Reddy’s Laboratories, an Indian generic drug manufacturer, filed an ANDA with the FDA challenging three of sanofi-aventis’s U.S. patents relating to Plavix®. More recently, in August 2004, sanofi-aventis was notified that Teva, an Israeli generic drug manufacturer, had amended an earlier filed ANDA and was challenging the validity of one of the U.S. patents relating to Plavix®. An ANDA is an application by a drug manufacturer to receive authority to market a generic version of an approved product, by demonstrating that it has the same properties as the original approved product. In general, an ANDA may not be filed until the expiration of the five-year market exclusivity period that applies to the original product following its initial market authorization. If the product is protected by a patent listed in the FDA’s list of Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the “Orange Book”, and owned by or licensed to the manufacturer of the original version, however, the ANDA cannot be approved until the patent expires unless the ANDA applicant challenges the patent. In that case, the ANDA may be filed four years following the initial market authorization of the original product.

On March 21, 2002, sanofi-aventis, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership (or BMS Sanofi Holding, sanofi-aventis’s joint venture with Bristol-Myers Squibb) filed suit in the United States District Court for the Southern District of New York against Apotex for the infringement of two of the U.S. patents relating to Plavix®. The lawsuit is captioned Sanofi-Aventis, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Apotex Inc. and Apotex Corp., 02-CV-2255 (SHS). The first patent, U.S. Patent No. 4,847,265, which expires in 2011, discloses and claims the compound clopidogrel bisulfate, the active ingredient in Plavix®. The second patent, U.S. Patent No. 5,576,328, which expires in 2014, discloses and claims, among other things, the use of clopidogrel bisulfate in the treatment of patients to prevent a secondary ischemic event.

On May 14, 2002, sanofi-aventis, Sanofi-Synthélabo Inc. and BMS Sanofi Holding filed suit in the United States District Court for the Southern District of New York against Dr. Reddy’s Laboratories for infringement of these same two patents. That lawsuit is captioned Sanofi-Aventis, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Dr. Reddy’s Laboratories, LTD, and Dr. Reddy’s Laboratories, Inc., 02-CV-3672 (SHS).

On June 20, 2003, sanofi-aventis announced that U.S. Patent No. 5,576,328 had been withdrawn from the patent infringement lawsuits discussed above. Sanofi-aventis filed a disclaimer of this patent on August 23, 2004, and is seeking to have it delisted from the FDA’s “Orange Book.” The withdrawal of this method patent from the lawsuit has no effect on U.S. Patent No. 4,847,265, which sanofi-aventis is vigorously defending (together with its alliance partner, Bristol-Myers Squibb, or BMS).

As regards the proceedings, fact and expert discovery have been completed. The pre-trial order is currently scheduled to be submitted by the parties on April 8, 2005. The trial may reasonably be expected to take place in mid 2005, at a date to be fixed by the court.

On September 23, 2004, sanofi-aventis, Sanofi-Synthélabo Inc. and BMS Sanofi Holding filed suit in the United States District Court for the Southern District of New York against Teva for infringement of the 2011 patent. That lawsuit is captioned Sanofi-Aventis, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Teva Pharmaceuticals USA, Inc., Teva Pharmaceuticals Industries, Ltd., 04-CV-07548. Sanofi-aventis has indicated to the court that this suit is related to the other two lawsuits pending in the same court, but it is not yet known whether the suits will be consolidated.

If any of the challenges to U.S. Patent No. 4,847,265 were successful, the prevailing party would have the right to produce a generic version of Plavix® and market it in the United States in competition with sanofi-aventis and its alliance partner, BMS. Under U.S. law, the FDA will not be able to approve the ANDAs filed by Apotex, Dr. Reddy’s Laboratories or Teva until the earlier of May 17, 2005 (i.e., five years plus 30 months after the approval date of sanofi-aventis’s Plavix NDA) or the issuance of a court decision that is adverse to sanofi-aventis’s U.S. Patent No. 4,847,265. Sanofi-aventis believes that Plavix® will continue to benefit from its patent protection in the United States. Sanofi-aventis intends to defend its interests in this matter vigorously.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

In September 2002 and in January 2003, sanofi-aventis obtained two additional U.S. patents related to Plavix®. At the present time, sanofi-aventis does not believe that it has a basis to assert these patents against Apotex, Dr. Reddy’s Laboratories or Teva. In August 2004, sanofi-aventis learned that Watson Laboratories Inc., a U.S. generic company, filed an ANDA with the FDA challenging the validity of these two patents and alleging non-infringement of the second patent. On October 7, 2004, sanofi-aventis, Sanofi-Synthélabo Inc. and BMS Sanofi Holding filed suit in the United States District Court for New Jersey against Watson Laboratories for infringement of the first patent. The Court has set a scheduling conference for April 11, 2005.

In March 2003, sanofi-aventis learned that Apotex filed an application with Canadian authorities for a marketing authorization for a generic version of Plavix®, alleging that sanofi-aventis’s Canadian patent for clopidogrel bisulfate was invalid and not infringed. On April 28, 2003, sanofi-aventis’s Canadian subsidiary and sanofi-aventis commenced an application for judicial review in the Federal Court of Canada and the hearing took place in February 2005. Sanofi-aventis expects that the Court will render a decision before April 28, 2005, which is the expiry of the applicable 24-month review period. Sanofi-aventis believes that its Canadian patent, which protects Plavix® in Canada until August 2012, is valid and is defending its interests in this matter vigorously.

In November 2004, sanofi-aventis learned that Novopharm Ltd., a member of the Teva Group, filed an application with Canadian authorities seeking a marketing authorization for a generic version of Plavix®, alleging that sanofi-aventis’s Canadian patent claiming clopidogrel bisulfate was invalid and not infringed. On January 14, 2005, sanofi-aventis’s Canadian subsidiary and sanofi-aventis commenced an application for judicial review in the Federal Court of Canada. The 24-month review period expires January 14, 2007. Sanofi-aventis intends to defend its interests in this matter vigorously.

In January 2005, sanofi-aventis learned that Aircoat, Ltd., a Scottish company, filed a revocation action before the Scottish Court of Session seeking to invalidate the sanofi-aventis patent in the UK claiming clopidogrel bisulfate. Sanofi-aventis believes Aircoat’s arguments to be without merit, and will vigorously defend its patent.

Allegra® Litigation

In June 2001 API was notified that Barr Laboratories Inc. (“Barr”) filed an Abbreviated New Drug Application (ANDA) with the FDA seeking approval to market a generic version of Allegra® 60 mg capsules in the United States and challenging certain of API’s patents. In August 2001, API filed a patent infringement lawsuit against Barr in U.S. District Court claiming that marketing of Allegra® by Barr prior to the expiration of certain API patents would constitute infringement of those patents. API subsequently received similar ANDA notifications from Barr and six additional generic companies relating variously to Allegra® 30 mg, 60 mg and 180 mg tablets and Allegra®-D. In each case, API has filed additional patent infringement lawsuits against the generic companies. All of the Allegra® patent infringement suits are pending in the U.S. District Court for New Jersey. In September 2003 and June 2004, API received notice that Dr. Reddy’s Pharmaceuticals (“Dr. Reddy’s”) had filed Section 505(b)(2) applications with the FDA, the exact nature of which was not disclosed. A section 505(b)(2) application may be used to seek approval for, among other things, combination products, products that do not demonstrate bioequivalence to a listed drug and over-the-counter versions of prescription drugs. In October 2003 and July 2004, API filed patent infringement lawsuits in U.S. District Court in New Jersey against Dr. Reddy’s.

Defendants in the Allegra® patent infringement suits filed by API in the U.S. District Court of New Jersey moved to dismiss API’s claims for infringement of five of its formulation patents on summary judgment. No motions were filed with respect to API’s method-of-use patents or process patents also cited in API’s infringement claims. On September 17, 2004, the U.S. District Court of New Jersey rejected defendants’ motion with respect to U.S. Patent No. 6,039,974, but dismissed infringement claims relating to three other patents (U.S. Patent Nos. 6,113,942, 5,855,912 and 5,932,247). The court reserved decision on defendants’ motion to dismiss API’s infringement claim with respect to the fifth patent (U.S. Patent No. 5,738,872). The Court conducted a hearing and issued a ruling as to the proper construction of that patent, and has scheduled a further hearing on that patent for March 2005. No dates are currently set for trial.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Actonel®

Patent infringement litigation has been initiated by P&G Pharmaceuticals and Merck Inc. in the U.S. District Court of Delaware against Teva Pharmaceuticals USA in response to Teva’s application to market a generic version of Actonel® (risedronate sodium tablets) in the United States. Sanofi-aventis is not currently named as a co-plaintiff in either suit. Actonel® is marketed by the Alliance for Better Bone Health, an alliance between P&G Pharmaceuticals and API.

Lovenox® Reissue/Generic Filing

In the U.S., patents are listed in the FDA publication entitled “Approved Drug Products with Therapeutic Equivalence Evaluation,” commonly known as the “Orange Book.” U.S. Patent No. 5,389,618 (“ ‘618 patent”) is listed for Lovenox® and expires February 14, 2012. In June 2003 API received notice that both Amphastar Pharmaceuticals and Teva Pharmaceuticals were seeking approval from the FDA for generic versions of Lovenox® and were challenging the ‘618 patent. Amphastar also challenged US Patent No. 4,692,435 which has since expired in December 2004. API brought a patent infringement suit against both Amphastar and Teva in U.S. District Court (Central District of California) on the ‘618 patent. Trial has been rescheduled for September 2005, and two motions for summary judgment by Amphastar are pending.

In May 2003, Aventis Pharma S.A. filed an application with the U.S. Patent & Trademark Office (“USPTO”) for the reissuance of the ‘618 patent. A reissue patent application is typically used to seek modifications to the specification of a granted patent. In December 2004, the USPTO issued a notice of allowance on the reissue patent application. The issuance of a notice of allowance indicates that the USPTO has concluded that the reissue patent application satisfies the statutory requirements of patentability. The reissue application could issue by mid-year 2005. The ‘618 patent remains in force but will be replaced by the reissue patent when it has issued. Currently, the ‘618 patent is being asserted against Amphastar Pharmaceuticals and Teva Pharmaceuticals. Sanofi-aventis believes that the modifications sought in the reissuance proceeding would strengthen its position in the pending litigation against Amphastar and Teva.

Ramipril Canada

In February 2003, API was notified of a filing by Pharmascience, Inc. of an Abbreviated New Drug Submission (ANDS) seeking approval to market in Canada a generic version of ramipril 1.25 mg, 2.5 mg, 5 mg, and 10 mg capsules for the treatment of hypertension. Pharmascience addressed patents listed against ramipril. In March 2003 Aventis Pharma, Inc. (Canada) and Aventis Pharma Deutschland GmbH (Germany) initiated legal proceedings in Canada to prohibit the Minister of Health from issuing a Notice of Compliance to Pharmascience, which would permit Pharmascience to market a generic version of ramipril in Canada. Similar proceedings were commenced based on subsequent allegations by Pharmascience. Following subsequent ANDS by Apotex, Inc. and Laboratoire Riva, Inc. in 2003 and 2004 relating to patents listed against ramipril, similar proceedings were commenced with respect to these companies.

In December 2004, a hearing was held in Canadian Federal Court in Vancouver concerning Pharmascience’s first allegation in respect of its ANDS to market generic Ramipril in Canada for the treatment of hypertension. A decision as to whether the Minister is prohibited from issuing a Notice of Compliance to Pharmascience on the basis of its first allegations is expected as early as the first quarter of 2005. Hearing dates in April and June of 2005 have been set for two of the legal proceedings filed in response to two of Apotex’s allegations. The remaining legal proceedings are ongoing. The issuance of a Notice of Compliance would in no way bar sanofi-aventis from pursuing a patent infringement proceeding against Pharmascience in the Canadian Federal Court.

DDAVP® Litigation

In November 2002, Barr Laboratories, Inc. (“Barr”) notified API that Barr was seeking approval from the FDA to market a generic version of DDAVP® tablets, and was challenging U.S. Patent 5,407,398 (the ‘398 patent).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Ferring B.V. (“Ferring”) had licensed the ‘398 patent exclusively to API. In December 2002, API and Ferring brought a patent infringement lawsuit against Barr in U.S. District Court for the Southern District of New York claiming that Barr’s marketing of a generic version of DDAVP® tablets prior to the expiration of the ‘398 patent would constitute infringement of that patent. On February 7, 2005 the court held the ‘398 patent was unenforceable, and that Barr did not infringe the ‘398 patent. Ferring and API are appealing this decision.

Ferring has also initiated a lawsuit that involves the tablet formulation of DDAVP®. In particular, in July, 2004, Ferring filed a lawsuit against Teva Pharmaceuticals U.S.A. Inc. and Teva Pharmaceuticals Industries Limited, (referred to herein collectively as “Teva”) in the U.S. District Court of Delaware in response to Teva’s seeking approval to market a generic version of the tablet formulation of DDAVP®. API is not a party to this lawsuit. Teva has filed a motion for summary judgment in this matter.

In addition, in early February 2005, API received notification that Apotex Inc. of Canada was seeking approval from the FDA to market a generic version of DDAVP® tablets, and was challenging certain patents Ferring exclusively licenced to API. To date, no action has been initiated against Apotex.

Furthermore, in July 2003, Novex Pharma, a subsidiary of Apotex, Inc. (“Novex”), notified API that Novex was seeking approval from the FDA to market a generic version of a room temperature nasal spray solution of DDAVP®, and was challenging certain patents that cover such a formulation of DDAVP®, and which Ferring had exclusively licensed to API. In August 2003, API and Ferring brought a patent infringement lawsuit against Novex in U.S. District Court in New Jersey. In December, 2004 the parties entered into a settlement and this lawsuit was dismissed.

Also, in late December, 2004, Sun Pharmaceuticals Industries, Ltd. of India (“Sun”) notified API and Ferring that it was seeking approval from the FDA to market a generic version of a nasal spray solution of DDAVP®, and was challenging certain patents that cover such a formulation of DDAVP®. We have been advised that the generic version of the DDAVP® nasal spray solution Sun wishes to market is the refrigerated formulation. No action has been initiated against Sun.

MA888

MA888 is the designation for a family of patents, including U.S. Patent No. 5,565,427 (“the ‘427 patent”), covering Factor VIII preparations for the treatment of hemophilia and methods of manufacturing such preparations. ZLB Behring L.L.C. (a successor company to Aventis Behring L.L.C.) sells its product, Helixate® FS, under a license from the current owner of the ‘427 patent, Aventis Pharma S.A., which is entitled to a percentage of income from Helixate® sales. Bayer supplies ZLB Behring L.L.C. with product, which it then sells as Helixate® FS. Bayer also sells material it produces as Kogenate® FS.

In April of 2003, Aventis Behring L.L.C. and A. Nattermann & Cie GmbH (a previous owner of the ‘427 patent) sued Bayer Health Care LLC and Bayer Corporation for infringement of the ‘427 patent based on Bayer’s manufacture, offers to sell and sales of Kogenate® FS to third parties. Except for some limited fact discovery, this suit was stayed pending the result of a reexamination of the ‘427 patent by the United States Patent and Trademark Office, the result of which is expected in 2005.

Rilutek® Litigation

In June 2002 Impax Laboratories, Inc. (“Impax”) filed a complaint against API in U.S. District Court in Delaware seeking a declaratory judgment of patent invalidity and/or non-infringement with respect to API’s patent relating to the use of Rilutek® for the treatment of amyotrophic lateral sclerosis. API has counterclaimed that marketing by Impax of a generic version of Rilutek® prior to the expiration of the sanofi-aventis method of use patent would constitute infringement of the sanofi-aventis patent. In December 2002 the court granted motion to sanofi-aventis for a preliminary injunction preventing Impax from marketing a generic version of Rilutek® until resolution of the patent litigation or until further ruling by the court.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

On August 30, 2004, the Federal District Court for Delaware ruled that API’s patent related to the use of Rilutek® for the treatment of amyotrophic lateral sclerosis (ALS), also known as Lou Gehrig’s disease, is valid, enforceable and would be infringed by the proposed generic product of Impax Laboratories Inc. In October 2004, Impax conducted a post-trial deposition of the named inventor. The court has not yet entered final judgment in conjunction with its ruling.

GA-EPO Patent Litigation

In April 1997 Amgen Inc. filed an action in U.S. District Court in Massachusetts against Transkaryotic Therapies and API alleging that GA-EPO (gene activated erythropoietin, a drug for the treatment of anemia) and the processes for producing GA-EPO infringe certain U.S. patents of Amgen. On January 19, 2001 the court ruled that certain claims in three of the five patents asserted by Amgen were valid and enforceable, and would be infringed by the marketing of GA-EPO. API and Transkaryotic Therapies appealed the district court decision and the appellate panel issued a ruling remanding the case to the district court for further rulings on invalidity and infringement. On remand, the U.S. District Court for Massachusetts ruled on October 15, 2004, that certain claims of four patents held by Amgen Inc. are valid and are infringed by API and Transkaryotic Therapies in relation to GA-EPO (gene activated erythropoietin, a drug for the treatment of anemia) and the processes for the production of GA-EPO. API and Transkaryotic Therapies filed an appeal to the United States Court of Appeals for the Federal Circuit from the Judgment in this action on December 10, 2004.

Lovenox® Safety Syringe

In July 2003, Safety Syringe Inc. brought suit against API in U.S. District Court for the Southern District of California alleging infringement of an Safety Syringe Inc. patent relating to the Automatic Safety Device launched by API in March 2003 for use with Lovenox®. Safety Syringe Inc. had previously sued Becton Dickinson which supplies the Automatic Safety Device to API. On July 2, 2004, this matter was settled pursuant to a Settlement and License Agreement.

d. Contingencies Arising from Certain Business Divestitures

Sanofi-aventis and its subsidiaries, Hoechst and Aventis Agriculture, divested a variety of mostly chemical, including agro-chemical, businesses in previous years with customary indemnification obligations regarding the state of the sold businesses as well as specific indemnification obligations negotiated on a case-by-case basis.

Aventis Behring

The divestment of Aventis Behring and related protein therapies assets was effective on March 31, 2004. The purchase agreement contained customary representations and warranties running from sanofi-aventis as seller to CSL Limited as purchaser. Sanofi-aventis has indemnification obligations that generally remain in effect until March 31, 2006 (the second anniversary of the Closing Date). However some indemnification obligations have a longer duration, for instance indemnification related to the due organization, capital stock and ownership of Aventis Behring Companies runs through March 31, 2014, environmental indemnification through March 31, 2009, and product liability indemnification through March 31, 2019, subject to extension for claims related to types of product liability notified before such date. Furthermore for tax related issues sanofi-aventis indemnification obligation covers all taxable periods that end on or before the Closing Date and expires thirty days after the expiration of the applicable statute of limitations. In addition, the indemnification obligations relating to certain specified liabilities, including HIV liability, survive indefinitely.

Under the indemnification agreement, sanofi-aventis is generally to indemnify only to the extent indemnifiable losses exceed US$ 10 million and up to a maximum aggregate amount of US$ 300 million. For environmental claims the indemnification due by sanofi-aventis equals 90% of the indemnifiable losses. Product liability claims are generally treated separately, and the aggregate indemnification is capped at US$ 500 million. Certain indemnification obligations including those related to HIV liability as well as tax claims are not capped in amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Aventis CropScience

The sale by Aventis Agriculture and Hoechst of their aggregate 76% participation in Aventis CropScience Holding (“ACS”) to Bayer AG was effective on June 3, 2002. The Stock Purchase Agreement dated October 2, 2001 contained customary representations and warranties with respect to the sold business as well as a number of indemnifications, in particular with respect to environmental liabilities (the representations and warranties and the environmental indemnification are subject to a cap of €836 million, except for certain legal representations and warranties and specific environmental liabilities), taxes, certain legal proceedings, StarLink® corn, and with respect to certain pre-closing liabilities, in particular, product liability cases (subject to a cap of €418 million). In addition, the compensation of losses is restricted; in particular, there is in principle no compensation for loss of value and consequential damages, although specific rules apply in some instances. Additionally, Bayer AG is subject to a number of obligations regarding mitigation and cooperation. The regular limitation period for most representations and warranties ran until December 3, 2003. However, the legal representations and warranties only become time-barred in June 2012. All specific indemnifications provide for various specific periods of limitation.

In March 2004 sanofi-aventis and Bayer concluded a settlement agreement regarding a price adjustment in favor of Bayer amounting to €327 million, calculated in accordance with the Stock Purchase Agreement.

On August 8, 2003, Bayer CropScience initiated arbitration proceedings in Germany against Aventis Agriculture and Hoechst. Bayer CropScience is a wholly owned subsidiary of Bayer AG, which acquired the ACS shares in June 2002. Bayer CropScience is seeking damages of approximately €157 million for an alleged breach of a financial statement-related representation contained in the Stock Purchase Agreement. A limited number of other outstanding claims related to representations and warranties of a type usual in transactions of this kind remain unresolved.

Aventis Animal Nutrition

Divestment of Aventis Animal Nutrition was effective in April 2002. The sale agreement contained customary representations and warranties. Sanofi-aventis’ indemnification obligations ran through April 2004, except for environmental indemnification obligations (which run through April 2012), tax indemnification obligations (which run through the expiration of the applicable statutory limitation period), and antitrust indemnification obligations (which extend indefinitely). Under the indemnification agreement, sanofi-aventis is to indemnify up to a maximum aggregate amount of €150 million, except for certain environmental claims, which are capped at €223 million (resulting in a maximum aggregate cap of €373 million), and antitrust and tax claims for which indemnification obligations are not capped.

Messer Griesheim GmbH

Pursuant to an agreement dated December 30/31, 2000, Hoechst sold its 66 2/3% participation in Messer Griesheim GmbH, the main closing occurred on April 30, 2001, with economic effect from August 31, 2000. All claims of purchaser under the representations and warranties of the agreement except those relating to tax and environmental matters were settled under an agreement entered into in July 2003.

Celanese AG

The demerger of the specialty chemicals business Celanese AG became effective on October 22, 1999 with retroactive effect to midnight January 1/2, 1999. Under the demerger agreement between Hoechst and Celanese, Hoechst expressly excluded any representations and warranties regarding the shares and assets demerged to Celanese. Ongoing are, however, the following indemnification obligations of Hoechst:

•	While all obligations of Hoechst (i) resulting from public law or (ii) pursuant to current or future environmental laws or (iii) vis-à-vis third parties pursuant to private or public law related to contamination (as defined) have been transferred to Celanese in full, Hoechst must compensate Celanese for two thirds of any such cost incurred by Celanese under these obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

•	To the extent Hoechst is liable to purchasers of certain of its divested businesses (as listed in the demerger agreement), Celanese must indemnify Hoechst, as far as environmental damages are concerned, for liabilities aggregating up to €250 million, liabilities exceeding such amount will be borne by Hoechst alone up to €750 million, and amounts exceeding €750 million will be borne 2/3 by Hoechst and 1/3 by Celanese without any further caps.

Compensation paid to third parties by Celanese under the aforementioned clause, through December 31, 2004, was significantly below the first threshold of €250 million.

Rhodia

In connection with the initial public offering of Rhodia in 1998, Aventis (then known as Rhône-Poulenc) entered into a general Indemnification Agreement and an Environmental Indemnification Agreement, each dated May 26, 1998 under which, subject to certain conditions, Rhodia is entitled to claim indemnification from Aventis (to which sanofi-aventis is the legal successor in interest) with respect to direct losses resulting from third party claims or public authority injunctions for environmental damages. Further to the negotiations that took place in 2002, and after authorization by the Management Board and Supervisory Board of Aventis, Aventis and Rhodia finalized a settlement agreement on March 27, 2003 under the terms of which (i) the parties settled all environmental claims in connection with the Environmental Indemnification Agreement, for an amount of €88 million (including an amount of approximately €57 million already paid in 2002 and 2003, and a last installment of approximately €31 million to be paid at the latest on June 30, 2007), and (ii) terminated the Environmental Indemnification Agreement. This amount of €31 million has been paid by Aventis in April 2004.

On December 29, 2004, Rhodia Inc., a U.S. subsidiary of Rhodia, filed a complaint against sanofi-aventis and Bayer CropScience Inc. (formerly Aventis CropScience Inc. prior to its acquisition by Bayer AG in 2002—for additional information, see “Aventis CropScience”, above) before the U.S. District Court for the District of New Jersey under the U.S. Comprehensive Environmental Response, Compensation and Liability Act and New Jersey state law. Rhodia Inc. seeks to recover costs of an unspecified amount relating to a Rhodia Inc. site in Silver Bow, Montana owned and managed by Rhodia Inc. alone since its carve out from the Rhône-Poulenc Group in 1998.

On January 19, 2005, Rhodia announced that it was commencing “litigation or preliminary legal proceedings in the United States of America and Brazil against Sanofi-Aventis as former owner or operator of the Silver Bow […] and Cubatao (Brazil) sites to obtain compensation for environmental liabilities on these two sites.” Sanofi-aventis has received correspondence regarding the Cubatao site, but has not yet received formal notice of a proceeding in Brazil.

On February 1, 2005, Rhodia engaged the dispute resolution procedure provided for by the general Indemnification Agreement and an Environmental Indemnification Agreement, with claims for the indemnification of costs related to the transfer of environmental and pension liabilities. On February 16, 2005, sanofi-aventis responded stating that it refused any indemnification.

Sanofi-aventis intends to defend these claims vigorously, and believes, inter alia, that the 2003 settlement agreement described above precludes Rhodia Inc. and Rhodia from seeking such indemnification.

Clariant—Specialty Chemicals Business

Hoechst conveyed its specialty chemicals business to Clariant AG pursuant to an 1997 agreement. While Clariant has undertaken to indemnify Hoechst from all costs incurred for environmental matters relating to purchased sites, certain ongoing indemnification obligations of Hoechst for environmental matters in favor of Clariant can be summarized as follows:

•

Costs for environmental matters at the sites taken over directly or indirectly by Clariant and attributable to a specific activity of Hoechst or of a third party not related to the business transferred to Clariant are to be borne by Hoechst when the accumulated costs since the closing any year exceed a threshold amount for the then current year. The threshold increases annually from approximately €102 million in

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

1997/98 to approximately €816 million in the fifteenth year after the closing. Only the amount by which Clariant’s accumulated costs exceed the then-current year’s threshold must be compensated by Hoechst. No payments have yet become due under this rule.

•	Hoechst must indemnify Clariant without time limit (i) for costs attributable to four defined waste deposit sites in Germany which are located outside the sites taken over by Clariant (to the extent exceeding an indexed amount of approximately €20.5 million), (ii) for costs from certain locally concentrated pollutions in the sites taken over by Clariant but not caused by specialty chemicals activities in the past, and (iii) for 75% of the costs relating to a specific waste deposit site in Frankfurt, Germany.

InfraServ Höchst

By the Asset Contribution Agreement dated December 19/20, 1996 as amended on May 5, 1997, Hoechst contributed all land, buildings, and related assets of the Hoechst site at Frankfurt-Höchst to InfraServ Höchst GmbH & Co KG. InfraServ Höchst agreed to indemnify Hoechst against environmental liabilities resulting from existing environmental damage, and Hoechst agreed to reimburse InfraServ for expenses related to a certain list of possible environmental damages at the Hoechst site up to approximately €143 million without a period of limitation. As a limited partner in InfraServ and as a former owner of the land Hoechst may still be liable for costs of remedial action in excess of this amount. InfraServ Höchst also agreed to indemnify Hoechst against liabilities with respect to certain landfills for which it received approximately €26 million. As a limited partner in InfraServ and as a former user of the landfills Hoechst may still be liable for costs of remedial action in excess of this amount.

DyStar

Hoechst held an interest of 35% in the DyStar group of companies, whose business is the manufacturing and marketing of textile dyestuffs. The other shareholders were Bayer Chemicals AG (35%) and BASF AG (30%). Hoechst, as well as Bayer and BASF, sold their interests to an investment vehicle of Platinum Equities LLP in August 2004. In addition to customary representations and warranties, the selling shareholders agreed to a guarantee on certain minimum purchases by the sellers from the DyStar group (including a certain minimum return to DyStar) within a period of four years following the closing.

Albemarle Litigation

In 1992, Rhône-Poulenc S.A. (RP, a predecessor company of sanofi-aventis) signed with Ethyl Overseas Development, now known as Albemarle, a Stock Purchase Agreement by which RP sold 100% of the share capital of Potasse et Produits Chimiques S.A. (PPC) to Ethyl. Under the terms of the Stock Purchase Agreement, RP agreed to indemnify Albemarle for and to hold it harmless from any claims, losses, damages, costs or any other present and prospective liabilities arising out of soil and/or groundwater contamination at the site of the Thann facility. The French Government following a study demonstrating such soil and groundwater contamination ordered Albemarle to undertake certain remedial actions. Having incurred costs in connection with the environmental claims of the French Government, Albemarle sought recovery from sanofi-aventis pursuant to the warranty stated in the Stock Purchase Agreement. The warranty stated in the Stock Purchase Agreement has no specified duration; therefore, sanofi-aventis holds that it is time-barred in accordance with the French commercial prescription of ten years. On April 2, 2004, Albemarle initiated arbitration proceedings in the International Chamber of Commerce in Paris against sanofi-aventis. Albemarle seeks the recovery from sanofi-aventis of all costs incurred so far in connection with the environmental claims of the French Government as well as a declaratory judgment against sanofi-aventis to hold it liable for all costs prospectively to be incurred by Albemarle in connection with such claims. In June 2004 the two parties appointed the Arbitral Tribunal, which determined the terms of reference of the procedure in September 2004. The first hearings in the case are expected by the end of June 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

D.20.2 Commitment to buy out shares in subsidiaries

In August 2003, sanofi-aventis signed an agreement with its partner Hangzhou Minsheng Pharmaceuticals Group under which sanofi-aventis has an option to acquire the additional shares needed to increase its stake in the partners’ Chinese joint venture to 100%.

Sanofi-aventis may be required to make payments to its research and development partners under collaboration agreements. Such agreements usually cover several products, and entitle sanofi-aventis to participate in development on a product by product basis. When sanofi-aventis exercises a right in respect of a product, it makes a payment to its partner under the collaboration agreement, and in return receives the intellectual property rights to the product. This means that sanofi-aventis is usually required to finance some or all of the development costs of the selected products, and to make milestone payments to its partners.

D.20.3 Other commercial commitments

This item includes commitments to third-party companies under collaboration agreements. In pursuance of its strategy, sanofi-aventis may acquire rights to products or technology. Such acquisitions may be made in various contractual forms: acquisitions of shares, loans, license agreements, joint development and co-marketing. They may also involve upfront payments on signature of the agreement, and development milestone payments.

Some of these complex agreements provide for payments to be made contingent upon the completion of development milestones by our alliance partner or upon the granting of approvals or licenses.

The main collaboration agreements entered into by sanofi-aventis are as follows:

•	A collaboration agreement with Cephalon on the development of angiogenesis inhibitors, under which payments for the first product could reach US$32 million.

•	Under a strategic collaboration agreement signed in 2001, IDM granted sanofi-aventis 20 development options on current and future research and development programs. For each option that leads to a commercially marketed product, IDM could receive a total of between 17 and 32 million euros, depending on the potential of the market, plus reimbursement of the development costs. Contractually, sanofi-aventis may suspend the development program for each option exercised at any time and without penalty. As of December 31, 2004, sanofi-aventis had exercised only one option, relating to a program for the treatment of melanoma.

Because of the uncertain nature of development work, it is impossible to predict whether sanofi-aventis will exercise further options for a product or whether the expected milestones will be achieved, or to predict the number of compounds that will reach the relevant milestones. For this reason, it is impossible to estimate the maximum aggregate amount that sanofi-aventis will actually pay in the future under outstanding collaboration agreements.

Given the nature of its business, it is highly unlikely that sanofi-aventis will exercise all options for all products or that all milestones will be achieved.

•	Regeneron: In January, 2005, sanofi-aventis reaffirmed its commitment to develop, in collaboration with Regeneron Pharmaceuticals Inc., the Vascular Endothelial Growth Factor (VEGF) Trap program in the field of oncology. The two companies will evaluate the VEGF trap in a variety of cancer types. A clinical development milestone payment of €20 million (US$25 million) was made by sanofi-aventis to Regeneron in this connection during 2004. If the program leads to the development of a commercially-marketed product, Regeneron could receive a further amount of €32 million (US$40 million).

•	Under a collaboration agreement with Zealand Pharma signed in June 2003, sanofi-aventis obtained rights relating to the development and worldwide marketing of ZP10, an agent used in the treatment of type 2 diabetes. Under the agreement, sanofi-aventis, which is responsible for the development of this compound could, if marketing approvals are obtained, be required to pay Zealand Pharma a total of €60 million over the next 5 years.

•	Contingent payments that sanofi-aventis may be required to make during the next 5 years under other collaboration agreements with Ajinomoto, Immunogen and Coley amount to approximately €26 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

On November 9, 2004, sanofi-aventis announced the termination, effective May 8, 2005, of the agreements entered into with Genta in 2002 on the development of Genasense®. The financial impact of the termination has been provided for in the financial statements as of December 31, 2004.

D.21. Personnel costs

Employee numbers as of December 31, 2004 were 96,439, against 33,086 and 32,436 as of December 31, 2003 and December 31, 2002, respectively.

Employee numbers by function as of December 31, 2004, 2003 and 2002 were as follows:

	December 31, 2004	December 31, 2003	December 31, 2002
Research and development	17,191	6,877	6,718
Sales force	32,888	11,601	11,015
Production	30,735	7,901	8,043
Other	15,625	6,707	6,660

Total	96,439	33,086	32,436

The increase during 2004 was due to the first-time consolidation of Aventis, which employed 63,658 people as of December 31, 2004.

Remuneration paid to the 19 key executive managers of the Group during the year ended December 31, 2004 totaled €17.7 million, against €8.8 million in the year ended December 31, 2003 (13 key executives).

D.22. Other operating income/(expense), net

Other operating income and expense, related mainly to operations with Bristol-Myers Squibb (see note C.1), represented a net gain of €360 million in 2004, against €248 million in 2003 (an increase of 45%) and €190 million in 2002.

In 2004, the Group’s share of profits generated by Plavix® and Avapro® in North America, the territory managed by Bristol-Myers Squibb, amounted to €581 million, against €436 million in 2003 and €348 million in 2002. Conversely, profits passed on to Bristol-Myers Squibb in respect of the territory managed by sanofi-aventis totaled €257 million in 2004, compared with €172 million in 2003 and €142 million in 2002. For 2004, this item also includes revenues generated by Actonel® under the alliance with Procter & Gamble Pharmaceuticals (see note C2), plus alliances with Fujisawa Japan and Taiwan and other pharmaceutical alliance partners.

D.23. Financial income/(expense), net

The table below shows the main components of financial income/expense:

(in millions of euros)	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Interest charges on debt	(165)	—	—
Financial income on cash and short-term investments	59	49	94
Foreign exchange gains/(losses)	144	103	48
Movements in provisions for treasury shares	4	2	(46)
Other financial income/(expense)	(17)	1	(11)

Total financial income/(expense), net	25	155	85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

D.24. Exceptional items

Exceptional items for the years ended December 31, 2004, 2003 and 2002 comprise:

(in millions of euros)	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Net gains on disposals	206	24	10
Restructuring costs	(608)	—	—

Total	(402)	24	10

Restructuring costs recognized in 2004 mainly comprise:

•	employee-related charges (€289 million);

•	compensation for early termination of leases and other contracts (€76 million);

•	abandonment of software programs (€139 million).

In 2004, net gains on disposals included the gain on the divestment of Arixtra®, Fraxiparine® and related assets.

There were no material disposals in 2003 or 2002.

D.25. Income taxes

The Group has opted for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States of America.

Companies that formerly belonged to the Aventis tax consolidation in France are now part of the sanofi-aventis tax consolidation.

Pre-tax net income and the corresponding tax charge for the years ended December 31, 2004, 2003 and 2002 break down as follows:

(in millions of euros)	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Pre-tax net income
France	(1,193)	1,473	1,357
Rest of the world	(1,344)	1,644	1,215

Total	(2,537)	3,117	2,572

Income tax
France	(337)	(426)	(335)
Rest of the world	(482)	(632)	(411)

Total	(819)	(1,058)	(746)

The income tax charge for the years ended December 31, 2004, 2003 and 2002 comprises:

(in millions of euros)	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Current taxation	(1,535)	(1,076)	(794)
Deferred taxation	716	18	48

Total	(819)	(1,058)	(746)

(in millions of euros)	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Tax on income before exceptional items	(960)	(1,049)	(745)
Tax on exceptional items	141	(9)	(1)

Total	(819)	(1,058)	(746)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

The difference between the effective tax rate and the standard corporate income tax rate applicable in France for each of the years ended December 31 2004, 2003 and 2002 is explained as follows:

as %	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Tax rate applicable in France	35	35	35
Impact of income tax at reduced rate in France	(6)	(3)	(4)
Impact of changes in French tax rates in 2004	(3)	—	—
Other	3	2	(2)

Effective tax rate on income before exceptional items*	29	34	29

Impact of the treatment of acquired research and development in progress (note D.1, Item 4)	(58)	—	—
Impact of goodwill amortization	(3)	—	—

Effective tax rate	(32)	34	29

*	Excluding acquired research and development in progress and goodwill amortization

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

The “Other” line includes the difference between the French tax rate and the tax rate applicable in other countries, and the impact of the revaluation of certain of the Group’s tax exposures.

Income tax payments made by the Group totaled €1,725 million in 2004, €908 million in 2003, and €1,120 million in 2002.

D.26. Minority interests

In 2004, this line includes the loss of €4 million attributable to the minority shareholders of Hoechst, due mainly to their share in the amortization of fair value remeasurements made to the acquired assets and liabilities of Aventis.

The share in the amortization of fair value remeasurements made to the acquired assets and liabilities of Aventis attributable to the other minority shareholders is €15 million.

In 2002, minority interests mainly comprised the share in the net income of Lorex Pharmaceuticals reverting to Pharmacia-Searle for the period from January 1, 2002 through April 15, 2002.

D.27. Related party transactions

Financial relations with the Total and L’Oréal groups were not material as of December 31, 2004, 2003 and 2002.

D.28. Split of net sales

The Group is not dependent on any single customer or group of customers for its sales.

Products are sold throughout the world to a wide range of customers including pharmacies, hospitals, chain warehouses, governments, physicians, wholesalers and other distributors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

D.29. Segment information

The information presented in the tables below reflects the new management structure of the sanofi-aventis Group following the acquisition of Aventis.

This structure is based on two operating segments:

•	Pharmaceuticals

•	Human vaccines

The Group’s investments in La Financière des Laboratoires de Cosmétologie Yves Rocher, Merial, Wacker and Infraserv Hoechst (see note D.5, “Equity investees”) are included in the Pharmaceuticals segment.

Information for the years ended December 31, 2003 and 2002 has been restated to reflect this new structure.

Adjusted net income, as presented in the information by business segment, is defined as net income as determined under French GAAP, adjusted for material impacts of applying purchase accounting to the Aventis acquisition, and for certain acquisition-related costs.

Management intends to use adjusted net income as an internal performance indicator, as a significant factor in calculating the variable portion of employee remuneration, and as the basis for determining the dividend policy of the new entity.

The following impacts and charges, due mainly to the effects of remeasurement of assets and liabilities at fair value, have been taken into account in arriving at the definition of adjusted net income:

•	the one-time expensing of acquired research and development in progress;

•	the charges to cost of goods sold resulting from the workdown of acquired inventory that was written up to fair value, net of tax;

•	the charges related to the amortization of the goodwill arising from the acquisition of Aventis;

•	the charges related to the amortization of Aventis’s definite-lived intangible assets, net of tax and minority interests.

Sanofi-aventis believes that eliminating non-recurring items (such as the expensing of acquired research and development and the increase in cost of sales due to the workdown of inventories remeasured at fair value) will enhance comparability from one period to another.

Adjusted net income also excludes integration and restructuring costs incurred in connection with the acquisition.

For the year ended December 31, 2004, adjusted net income breaks down as follows:

(in millions of euros)	Year ended December 31, 2004
Consolidated net loss	(3,610)

Plus: material accounting adjustments related to the acquisition of Aventis:	6,813
– elimination of research and development expenses in progress, expensed directly to the statement of income	5,046
– elimination of expense arising on the workdown of acquired inventory remeasured at fair value, net of tax	342
– elimination of amortization expense on the goodwill generated by the acquisition of Aventis	283
– elimination of expenses arising on amortization of Aventis intangible assets, net of tax and minority interests	786
– elimination of expenses arising from the impact of the acquisition of Aventis on equity investees (acquired research, workdown of acquired inventory, amortization of intangible assets and goodwill)	356
Elimination of restructuring charges, net of tax	362

Adjusted consolidated net income (unaudited)	3,565

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Information by business segment

	Pharma- ceuticals		Vaccines	sanofi-aventis consolidated
Year ended December 31, 2004
Net sales	14,360		683	15,043

Depreciation and amortization	2,326		192	2,518
Operating profit	710		(1,015)	(305)
Income from equity investees, net	(85	)(1)	(176)	(261)
Consolidated net income	(2,266)		(1,344)	(3,610)
Adjusted consolidated net income (2)	3,443		122	3,565
Total assets	71,512		5,243	76,755
Investments in equity investees	1,974	(1)	430	2,404
Acquisitions of fixed assets	680		43	723

	Pharma- ceuticals		Vaccines	sanofi-aventis consolidated
Year ended December 31, 2003
Net sales	8,048		—	8,048

Depreciation and amortization	390		—	390
Operating profit	3,075		—	3,075
Income from equity investees, net	20	(1)	—	20
Consolidated net income	2,076		—	2,076
Adjusted consolidated net income (2)	2,076		—	2,076
Total assets	9,749		—	9,749
Investments in equity investees	126	(1)	—	126
Acquisitions of fixed assets	371		—	371

	Pharma- ceuticals		Vaccines	sanofi-aventis consolidated
Year ended December 31, 2002
Net sales	7,448		—	7,448

Depreciation and amortization	379		—	379
Operating profit	2,614		—	2,614
Income from equity investees, net	20	(1)	—	20
Consolidated net income	1,759		—	1,759
Adjusted consolidated net income (2)	1,759		—	1,759
Total assets	9,459		—	9,459
Investments in equity investees	109	(1)	—	109
Acquisitions of fixed assets	1,403		—	1,403

(1)	Financial information relating to equity investees specifically involved in the vaccines business is included in “Vaccines”. Financial information for all other equity investees is included in “Pharmaceuticals”.
(2)	Unaudited.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

The table below gives net sales, operating profit, total assets and long-lived assets by geographical segment. Net sales and operating profit are allocated based on the location of the end customer. Total assets and long-lived assets are allocated based on the location of the subsidiary.

The primary level of segment information is now the business segment. This means that for 2004, operating profit is reported by business segment rather than by geographical segment.

(in millions of euros)	Total	Europe	United States of America	Other countries
Year ended December 31, 2004
Net sales	15,043	7,351	4,658	3,034

Total assets	76,755	35,168	28,285	13,302
Including long-lived assets	62,305	25,127	26,159	11,019

Net sales generated in France and long-lived assets situated in France, where the Group is headquartered, totaled €2,626 million and €13,703 million respectively as of December 31, 2004.

(in millions of euros)	Total	Europe	United States of America	Other countries	Unallocated costs (1)
Year ended December 31, 2003
Net sales	8,048	4,693	1,912	1,443	—
Operating profit	3,075	1,874	2,025	561	(1,385)

Total assets	9,749	7,381	1,728	640	—
Including long-lived assets	2,712	1,756	823	133	—

Net sales generated in France and long-lived assets situated in France, where the Group is headquartered, totaled €1,646 million and €1,225 million respectively as of December 31, 2003.

(in millions of euros)	Total	Europe	United States of America	Other countries	Unallocated costs (1)
Year ended December 31, 2002
Net sales	7,448	4,297	1,689	1,462	—
Operating profit	2,614	1,633	1,781	522	(1,322)

Total assets	9,459	6,968	1,814	677	—
Including long-lived assets	2,899	1,715	1,052	132	—

Net sales generated in France and long-lived assets situated in France, where the Group is headquartered, totaled €1,584 million and €1,182 million respectively as of December 31, 2002.

(1)	Unallocated costs consist mainly of fundamental research and worldwide development of pharmaceutical molecules, and part of the cost of support functions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

E. LIST OF PRINCIPAL COMPANIES INCLUDED IN THE CONSOLIDATION FOR THE YEAR ENDED DECEMBER 31, 2004

E.1. Principal fully-consolidated companies

The principal companies in the Group’s areas of operations and business segments are:

Europe		Financial interest %
Aventis Pharma Deutschland Gmbh	Germany	100
Aventis Pharma Holding Gmbh	Germany	100
Hoechst AG	Germany	98.1
Lichtenstein GmbH	Germany	100
Sanofi-Synthélabo GmbH	Germany	100
Sanofi-Synthélabo Holding GmbH	Germany	100
Sanofi-Synthélabo Gesmbh / Bristol-Myers Squibb GesmbH OHG (1)	Austria	51
Sanofi-Synthélabo GmbH	Austria	100
Sanofi-Synthélabo SA/ NV	Belgium	100
Sanofi-Synthélabo A/S	Denmark	100
Sanofi Winthrop BMS partnership (1)	Denmark	51
Aventis Pharma Spain SA	Spain	100
Sanofi-Synthélabo SA	Spain	100
Sanofi Winthrop BMS partnership (1)	Finland	51
Sanofi-Synthélabo OY	Finland	100
Aventis Laboratoires SAS	France	100
Aventis Participations SA	France	100
Aventis Pasteur Holding SA	France	100
Aventis Pharma SA	France	100
Aventis Intercontinental SAS	France	100
Aventis Pharma Spécialités SNC	France	100
Aventis Pharma Recherche SAS	France	100
Aventis Principes Actifs Pharmaceutiques SAS	France	100
Aventis Pharma Participations SA	France	100
Sanofi pasteur SA	France	100
Aventis Agriculture SA	France	100
Aventis Investissement SA	France	100
Theraplix	France	100
Dakota Pharm	France	100
Francopia	France	100
Winthrop Medicaments	France	100
Sanofi Chimie	France	100
Sanofi Participation	France	100
Sanofi Pharma Bristol-Myers Squibb (1)	France	51
sanofi-aventis	France	100
Sanofi-Synthélabo France	France	100
Sanofi-Synthélabo Groupe	France	100
Sanofi-Synthélabo OTC	France	100
Sanofi-Synthélabo Recherche	France	100
Sanofi Winthrop Industries	France	100
Sanofi-Synthélabo A.E	Greece	100
Chinoin	Hungary	100
Sanofi-Synthélabo RT	Hungary	100
Cahir Insurance Ltd	Ireland	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Europe		Financial interest %
Carraig Finance Services Ltd	Ireland	100
Sanofi-Synthélabo Ireland Ltd	Ireland	100
Aventis Pharma Spa	Italy	100
Inverni Della Beffa Spa	Italy	100
Sanofi-Synthélabo OTC Spa	Italy	100
Sanofi-Synthélabo Spa	Italy	100
Sanofi-Synthélabo AS	Norway	100
Sanofi Winthrop BMS partnership ANS(1)	Norway	51
Aventis Pharma B.V.	Netherlands	100
Hoechst Capital BV	Netherlands	100
Fonda BV	Netherlands	100
Sanofi-Synthélabo BV	Netherlands	100
Sanofi-Synthélabo Polholding BV	Netherlands	100
Sanofi Winthrop BMS VOF(1)	Netherlands	51
Sanofi-Synthélabo Sp Zoo	Poland	100
Irex Promocao e Comercializacao de produtos farmaceuticos Lda	Portugal	100
Sanofi-Synthélabo Produtos Farmaceuticos SA	Portugal	100
Sanofi Winthrop BMS AEIE(1)	Portugal	51
Aventis Pharma Lda	Portugal	100
Sanofi-Synthélabo sro	Czech Republic	100
Aventis Pharma UK Ltd	United Kingdom	100
Sanofi-Synthélabo Ltd	United Kingdom	100
Sanofi-Synthélabo UK Ltd	United Kingdom	100
Sterwin Medicines Ltd	United Kingdom	100
Fisons Limited	United Kingdom	100
May and Baker Limited	United Kingdom	100
Sanofi Winthrop BMS partnership(1)	Sweden	51
Sanofi-Synthélabo AB	Sweden	100
Sanofi SA-AG (Genève)	Switzerland	100
Sanofi-Synthélabo (Suisse) SA	Switzerland	100
Sanofi-Synthélabo CIS & Easterncountries SA	Switzerland	100
Dogu Ilac Veteriner Urunleri SA	Turkey	100
Sanofi-Synthélabo Ilac AS	Turkey	100
Sanofi-Dogu BMS ADI Ortakligi partnership(1)	Turkey	51

(1)	Joint venture with Bristol-Myers Squibb, consolidated using the method described in note C.1

United States of America		Financial interest %
Aventis Holdings Inc	USA	100
Aventis Inc	USA	100
Aventis Pharmaceuticals Holdings Inc	USA	100
Aventis Pharmaceuticals Inc	USA	100
Sanofi pasteur inc	USA	100
Carderm Inc	USA	63
Lorex Pharmaceuticals Inc.	USA	100
Sanofi-Synthélabo Inc	USA	100
Lorex Inc	USA	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Other countries		Financial interest %
Sanofi-Synthélabo (Pty) Ltd	South Africa	100
Institut Médical Algérien (IMA)	Algeria	100
Sanofi-Synthélabo de Argentina SA	Argentina	100
Sanofi-Synthélabo Australia Pty Ltd	Australia	100
Aventis Pharma Limited	Australia	100
Sanofi-Synthélabo do Brasil Ltda	Brazil	100
Sanofi-Synthélabo Farmaceutica Ltda	Brazil	100
Aventis Pharma Ltda	Brazil	100
Aventis Pharma Canada Inc	Canada	100
sanofi pasteur Ltd	Canada	100
Sanofi-Synthélabo Canada Inc	Canada	100
Sanofi-Synthélabo de Chile	Chile	100
Hangzhou Sanofi-Synthélabo Minsheng Pharma Co Ltd	China	75
Aventis Pharma Beijing	China	100
Lakor Farmaceutica SA	Colombia	100
Sanofi-Synthélabo de Colombie SA	Colombia	100
Sanofi-Synthélabo Korea Co Ltd	Korea	100
Sanofi-Synthélabo del Ecuador SA	Ecuador	100
Sanofi-Synthélabo HK Ltd	Hong Kong	100
Sanofi-Synthélabo India Ltd	India	100
Aventis Pharma Limited India	India	50.1
PT Sanofi-Synthélabo Combiphar	Indonesia	70
Aventis Pharma Ltd	Japan	100
Sanofi-Synthélabo Meiji Pharmaceuticals Co Ltd	Japan	51
Sanofi-Synthélabo Taisho Pharmaceuticals Co Ltd	Japan	51
Sanofi-Synthélabo Yamanouchi Pharmaceuticals KK	Japan	51
Sanofi-Synthélabo KK	Japan	100
Sanofi-Synthélabo (Malaysia) SDN-BHD	Malaysia	100
Laboratoires Maphar	Morocco	81
Aventis Pharma SA de CV	Mexico	100
Distriphar	Mexico	100
Rudefsa	Mexico	100
Sanofi-Synthélabo de Mexico SA	Mexico	100
Sanofi-Synthélabo Panama	Panama	100
Sanofi-Synthélabo del Peru SA	Peru	100
Sanofi-Synthélabo Philippines Inc	Philippines	100
Sanofi-Synthélabo de la Republica Dominicana	Dom. Rep.	100
Sanofi-Synthélabo (Singapore) Pte Ltd	Singapore	100
Sanofi-Synthélabo Taïwan Limited	Taiwan	100
Sanofi-Synthélabo (Thailand) Ltd	Thailand	100
Sanofi-Synthélabo Adwya SA	Tunisia	51
Aventis Pharma SA	Turkey	100
Sanofi-Synthélabo de Venezuela SA	Venezuela	100
Sanofi-Synthélabo Vietnam	Vietnam	70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

E.2. Equity-accounted companies

Europe		Financial interest %
Wacker	Germany	49
Alcaliber SA	Spain	40
Sanofi Pasteur MSD	France	50
Financière des Laboratoires de Cosmétologie Yves Rocher (4)	France	39
Merial	United Kingdom	50

(4)	Based on the consolidated financial statements of Financière des Laboratoires de Cosmétologies Yves Rocher

E.3. Proportionately-consolidated companies

Europe		Financial interest %
Synthélabo Tanabe Chimie	France	50

Other countries		Financial interest %
Fujisawa Sanofi-Synthélabo	Japan	51

The principal non-consolidated companies are presented in note D.6.

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

The effects of the application of US GAAP on net income for each of the years ended December 31, 2004, 2003 and 2002 are set out in the table below:

	Year Ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Net income, as reported under French GAAP	(3,610)	2,076	1,759

US GAAP adjustments:
(a) Purchase accounting:
Aventis	289
Synthélabo Group	(358)	(249)	(265)
Other	(31)	(20)	(46)
(b) Provisions and other liabilities	28	—	—
(c) Stock-based compensation	(111)	(50)	(8)
(d) Revenue recognition—US BMS Alliance	—	33	117
(e) Other	(21)	(16)	31
(f) Deferred income tax effect on above adjustments	93	94	54
(g) Deferred income tax on equity investees	56	(3)	(2)

Total US GAAP adjustments	(55)	(211)	(119)

Net income, as determined under US GAAP	(3,665)	1,865	1,640

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

The effects of the application of US GAAP on shareholders’ equity as of December 31, 2004, 2003 and 2002 are set out in the table below:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Shareholders’ equity, as reported under French GAAP	35,591	6,323	6,035

US GAAP adjustments:
(a) Purchase accounting:
Aventis	52	—	—
Synthélabo Group	7,812	8,170	8,465
Other	66	97	111
(b) Provisions and other liabilities	28	—	—
(c) Stock-based compensation	—	—	—
(d) Revenue recognition—US BMS Alliance	—	—	(35)
(e) Other	(541)	(635)	(695)
(f) Deferred income tax effect on above adjustments	(1,151)	(1,198)	(1,264)
(g) Deferred income taxes on equity investees	(225)	(21)	(18)

Total US GAAP adjustments	6,041	6,413	6,564

Shareholders’ equity, as determined under US GAAP	41,632	12,736	12,599

The following are the Group’s condensed consolidated statements of income prepared in accordance with US GAAP for each of the years ended December 31, 2004, 2003 and 2002:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Revenues from sale of products	14,959	8,048	7,448
Revenues from licensing agreements	856	611	565

Revenues	15,815	8,659	8,013

Cost of goods sold	(4,452)	(1,941)	(1,850)
Research and development	(7,473)	(1,343)	(1,225)
Selling and general	(4,660)	(2,579)	(2,472)
Intangibles—amortization and impairment	(1,952)	(453)	(502)
Other income and expense, income from equity investees and minority interests	(273)	454	337

	(2,995)	2,797	2,301

Income taxes	(670)	(932)	(661)

Net income	(3,665)	1,865	1,640

Earnings per share (in euros)
Basic earnings per share	(4.03)	2.71	2.30
Diluted earnings per share	(4.03)	2.70	2.28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

The following are the Group’s condensed consolidated balance sheets prepared in accordance with US GAAP as of December 31, 2004, 2003 and 2002:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Assets
Cash and cash equivalents	1,532	152	144
Short-term investments and deposits	333	2,614	2,321
Accounts receivable	4,565	1,576	1,341
Inventories	3,058	799	823
Deferred income taxes	275	362	364
Other current assets	2,416	923	868

Total—current assets	12,179	6,426	5,861

Property, plant and equipment	5,869	1,427	1,363
Goodwill	28,198	4,788	4,784
Other intangible assets	32,858	4,533	5,140
Other non-current assets	3,634	250	214

Total assets	82,738	17,424	17,362

Liabilities and shareholders’ equity
Accounts payable	2,765	657	596
Current portion of long-term debt	7,388	315	351
Other current liabilities	4,834	1,614	1,591

Total—current liabilities	14,987	2,586	2,538

Long-term debt	8,638	53	65
Deferred income taxes	11,119	1,118	1,184
Other non-current liabilities	5,933	913	959

Total—non-current liabilities	25,690	2,084	2,208

Minority interests	429	18	17
Shareholders’ equity	41,632	12,736	12,599

Total liabilities and shareholders’ equity	82,738	17,424	17,362

The following are the Group’s consolidated statements of comprehensive income prepared in accordance with US GAAP for each of the years ended December 31, 2004, 2003 and 2002:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Net income, as determined under US GAAP	(3,665)	1,865	1,640

Other comprehensive income (loss):
Foreign currency translation adjustments	(2,607)	(233)	(112)
Net unrealized gain (loss) on cash flow hedges, net of related tax of 5, 17 and 8, respectively	(10)	31	14

Net unrealized gain (loss) on available-for-sale securities, net of related tax of (22), (2), and 2, respectively	75	5	(5)
Additional minimum pension liability, net of related tax of (2), 4 and 33, respectively	6	(7)	(67)

Comprehensive income, as determined under US GAAP	(6,201)	1,661	1,470

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

(a) Purchase accounting

Under French and US GAAP, business combinations are generally accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is recorded as goodwill, which is amortized over its estimated useful life under French GAAP only. Information with respect to the specific differences between French GAAP and US GAAP for the Group’s significant acquisitions is provided below.

a-1 Business combination of sanofi-aventis and Aventis

Differences in the determination of the goodwill between French and U.S. GAAP are reflected as follows:

(in millions of euros)
Goodwill under French GAAP as of August 20, 2004 (acquisition date)	24,654

Differences related to measurement of purchase price :
Measurement date of securities issued	(1,226)
Employee stock options	742
Differences related to the allocation of purchase price :
Deferred tax liability on equity	258
Other	(10)

Goodwill under U.S. GAAP as of August 20, 2004 (acquisition date)	24,418

The US GAAP adjustment related to the Purchase accounting of Aventis shown in the net income and the shareholders’ equity reconciliations (€289 million and €52 million respectively) represents

•	in the income statement reconciliation, the reversal of the goodwill amortization for an amount of €284 million and the reversal of the amortization of the goodwill allocated to the equity investees for €5 million;

•	in the shareholders’ equity reconciliation, the cumulative effect of the difference between the goodwill initially determined under French and US GAAP and the accumulated amortization.

Measurement date of securities issued

Under French GAAP, a significant part of the purchase price is obtained by multiplying the number of shares issued by the sanofi-aventis stock price at the various closing dates which were equal to:

•	€55.55 on August 12, 2004 in respect of the Aventis ordinary shares purchased in the initial offering period ended July 30, 2004;

•	€57.30 in respect of the Aventis ordinary shares purchased in the subsequent offering period ended September 6, 2004; and

•	€58.80 in respect of the aventis ordinary shares exchanged at the merger which was effected on December 23, 2004.

Under U.S. GAAP, this same element is obtained by multiplying the number of shares issued by the average sanofi-aventis stock price for the period beginning two days before and ending two days after April 25, 2004 (the measurement date under US GAAP), the date when the revised terms of the transaction were agreed to and announced, in accordance with EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Combination”, for an amount of €53.81 per share.

Employee stock options

In addition, under U.S. GAAP, the portion of fair value of the exchanged Aventis stock options, whether vested or not, attributable to the services that have already been provided is considered part of the cost of acquisition; this amounted to €742 million as of the date of acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Deferred tax on equity investees

Under French GAAP, a deferred tax liability is recorded for a taxable distribution when such distribution is considered probable.

Under US GAAP, a deferred tax liability is recorded for the difference between the value considered in the financial reporting and the tax basis of equity-method investment in certain circumstances.

a-2 Merger of Sanofi Group and Synthélabo Group

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

Under US GAAP, the merger was accounted for as a purchase in accordance with APB Opinion No. 16, “Business Combinations.” The Sanofi Group is deemed to be the accounting acquirer with the assets and liabilities of the Synthélabo Group being recorded at their estimated fair values. The effective date of the acquisition for accounting purposes was July 1, 1999; accordingly, the results of operations and cash flows of Synthélabo are included from July 1, 1999.

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

The components of the aggregate shareholders’ equity and net income adjustments before tax included in the reconciliations as of and for each of the years ended December 31, 2004, 2003 and 2002 are summarized below:

	2004		2003		2002
(in millions of euros)	Net Income	Equity	Net Income	Equity	Net Income	Equity
Investment in Lorex	(67)	496	(67)	566	(67)	638
Identified intangible assets	(303)	2,628	(237)	2,928	(259)	3,160
Goodwill	8	4,699	8	4,690	8	4,684
Stock-based compensation	—	—	—	—	(1)	—
Provisions and other	4	(11)	47	(14)	54	(17)

Total adjustment	(358)	7,812	(249)	8,170	(265)	8,465

Under SFAS 142, “Goodwill and Other Intangible Assets” and SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, goodwill is not amortized and existing goodwill and intangible assets acquired in prior business combinations are subject to periodic impairment tests using the specific methods required by these standards (at least annually for goodwill and indefinite-lived intangible assets).

These annual tests, performed as of October 1, 2004 and October 1, 2003, identified no impairment of goodwill.

Impairment tests performed on identified intangible assets during the year ended December 31, 2004 resulted in the recognition of an impairment loss, related to product rights for three of the Group’s products, of 73 million euros.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Further to the change of the name of the Group from Sanofi-Synthélabo to sanofi-aventis on August 20, 2004, the brand “Synthélabo”, which was recognized under US GAAP, has been impaired. This has resulted in the recognition of a loss of 58 million euros.

Impairment tests performed on identified intangible assets during the year ended December 31, 2003 resulted in the recognition of an impairment loss of 67 million euros.

Impairment tests performed on identified intangible assets during the year ended December 31, 2002 resulted in an impairment loss of 80 million euros.

a-3 Other

Under French GAAP, no goodwill or intangible assets associated with certain other acquisitions made by the Sanofi Group before June 30, 1999 are reflected in the Sanofi-Synthélabo consolidated financial statements. Under US GAAP, certain intangible assets were initially valued and recorded, and were amortized over their estimated useful lives.

Goodwill is not amortized but is subject to periodic impairment tests using the specific methods required by these standards (at least annually per goodwill and indefinite-lived intangible assets).

These annual tests, performed as of October 1, 2004, identified no impairment of goodwill.

(b) Provisions and other liabilities

The components of the aggregate shareholders’ equity and net income adjustments before tax for provisions and other liabilities included in the reconciliations as of and for each of the years ended December 31, 2004, 2003 and 2002 are summarized below:

	2004		2003		2002
(in millions of euros)	Net Income	Equity	Net Income	Equity	Net Income	Equity
Restructuring provisions	28	28	—	—	—	—

Total adjustment, before tax	28	28	—	—	—	—

As of December 31, 2004, the adjustment corresponds to the reversal of certain provisions for restructuring that do not meet the FAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” criteria for recognition.

(c) Stock-based compensation

Under French GAAP, no compensation expense related to stock-based compensation plans is recognized in the financial statements. The shares issued upon exercise of the options are reflected as an increase in share capital at that date.

Under US GAAP, prior to 2003, the company accounted for stock-based employee compensation plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. Under APB 25, when the exercise price of the stock options is less than the market price of the underlying shares on date of grant, compensation expense is recognized over the related vesting period, if any. Stock-based employee compensation cost determined in accordance with the provisions of APB 25 is reflected in 2002 net income.

Effective January 1, 2003, the Group voluntarily adopted the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Under the modified prospective method of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

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

(d) Revenue recognition—BMS Alliance

Not all US GAAP revenue recognition criteria were met for sales made by alliance entities under the operational management of BMS to certain wholesalers made between 1999 and 2002. The related revenues have, therefore, been restated under US GAAP.

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

These adjustements relate to entities treated as equity investees in the Group’s US GAAP financial statements, and have an impact on these financial statements, primarily on the following three lines:

•	Revenues from licensing agreements;

•	Other income and expense, income from equity investees and minority interests;

•	Income tax.

Since 2003, no additional sales have been made on a consignment basis and all specific rebate conditions in favor of the wholesaler have been accrued.

(e) Other

The aggregate adjustment included as “Other” in the reconciliations of consolidated net income and shareholders’ equity as of and for the years ended December 31, 2004, 2003 and 2002, consists of:

	Net Income			Shareholders’ Equity
(in millions of euros)	2004	2003	2002	2004	2003	2002
US GAAP adjustments:
Derivative financial instruments	(16)	1	8	110	112	63
Marketable and investment securities	—	(4)	(1)	100	6	2
Pensions and post-retirement benefits	—	(11)	(11)	(127)	(140)	(137)
Treasury shares	(5)	(2)	35	(624)	(613)	(623)

Total adjustment, before tax	(21)	(16)	31	(541)	(635)	(695)

Derivative financial instruments

Under French GAAP, the Group uses derivative instruments to hedge its exposure to risks arising from fluctuations in exchange rates and interest rates and to protect operating margins. Generally, the Group’s

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

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

For the years ended December 31, 2004, 2003, and 2002 the Group recognized a net unrealized gain net of tax of ten million euros, six million euros and six million euros in net income respectively, which is included in “Other income/(expense), net” in the statement of income related to derivative financial instruments which either did not qualify as cash flow hedges or which are designated as trading instruments.

Unrealized gains and losses included in other comprehensive income are reclassified into earnings when the forecasted transaction occurs. The Group estimates that a net unrealized gain of 83 million euros (before income taxes), which is included in accumulated other comprehensive income as of December 31, 2004, will be reclassified to earnings during the year ending December 31, 2005.

The Group’s cash flow hedges of forecasted transactions as of December 31, 2004 relate to exposures to variability in future cash flows which are forecasted to occur in the future. For the year ended December 31, 2004, no gains or losses were reclassified into earnings as a result of the discontinuance of cash flow hedges because it was probable that the original forecasted transaction would not occur.

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

Under US GAAP, marketable securities and investment securities are classified into three categories: trading, held-to-maturity and available-for-sale. The Group owns principally available-for-sale securities for which unrealized gains and losses are recorded in other comprehensive income. Unrealized losses that are other-than-temporary are charged to the statement of income. As of December 31, 2004, 2003 and 2002, the Group’s available-for-sale securities had an aggregate fair value of 390 million euros, 20 million euros and 15 million euros, respectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Benefits”. Transition obligations for pensions were calculated as of December 31, 1999 as permitted for companies outside the United States and have been amortized from the initial implementation date of SFAS 87 in 1989 over a period equal to the higher of 15 years or the remaining expected service life of employees.

In US GAAP financial statements, an additional minimum pension liability is required when, as a result of unamortized actuarial losses, prior service costs and transition obligation, the accrued liability is lower than the excess of the accumulated benefit obligation over the fair value of the plan assets. This additional minimum pension liability is recorded, according to the SFAS 87, with a counterpart in an asset account included in intangible assets for an amount limited to the addition of unrecognized prior service costs and transition obligation. The residual amount is recorded with a counterpart in other comprehensive income.

In 2004, the Group changed the measurement date for its defined benefit pension plans from September 30th to December 31st. This change in accounting did not have a material effect on the Group’s consolidated net income for the year ended December 31, 2004.

Treasury shares

Under French GAAP, treasury shares repurchased for purposes of re-allocating them to employees pursuant to a stock-based compensation plan are recorded, as an asset in the Group’s balance sheet. Their valuation depends on the probability of exercise at the closing date:

•	purchase options whose future exercise is deemed probable, because their exercise price is less than their stock market value at the closing date, are valued separately for each plan at the lower of cost or exercise price;

•	purchase options whose future exercise is improbable, because their exercise price is higher than their stock market value at the balance sheet date, and shares which have not yet been allocated to grantees or have been allocated to options that have lapsed, are valued at the lower of the average acquisition cost of all these shares or the average stock market price for the last month of the financial year.

Under US GAAP, treasury shares repurchased are recorded, at cost, as a reduction of shareholders’ equity. Any difference between the recorded cost and proceeds received on a subsequent issuance of the treasury shares is also reflected directly in shareholders’ equity.

As of December 31, 2004, the Group held 13,283,650 of its common shares in treasury for the purposes of stock-based compensation plans.

As of that dates, the Group held 77,207,485 of its common shares, equivalent to 5,47% of the share capital.

(f) Deferred income tax effect on above adjustments

This adjustment reflects the tax effects of the adjustments reflected in the reconciliations of shareholders’ equity and net income.

In 2002 and 2003, the Group was in a net deferred tax liability position under US GAAP principally due to the deferred tax liabilities recognized related to identified intangible assets recorded under US GAAP in connection with the merger of Sanofi and Synthélabo. The reversal of these deferred tax liabilities would have allowed the Group to realize the benefit of certain deferred tax assets under US GAAP. Therefore, this adjustment also included the recognition of certain deferred tax assets under US GAAP.

(g) Deferred taxes on equity investees

Under French GAAP, a deferred tax liability is recorded for a taxable distribution when such distribution is considered probable.

Under US GAAP, a deferred tax liability is recorded for the difference between the value considered in the financial reporting and the tax basis of equity-method investment in certain circumstances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

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

Under US GAAP, license income is reflected as “Revenues”, and specific government levies related to the pharmaceuticals sector are reflected either as a deduction of sales or in “Selling and general expenses” depending on the substance of such levies.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

F.3. Additional disclosures for the Group’s US GAAP financial statements

Additional financial disclosures are required under US GAAP related to the Group’s financial statements measured under US GAAP. The following disclosures relate to the Group’s financial statements after reconciliation to US GAAP.

F.3.1. Intangible assets

The Group’s intangible assets as of December 31, 2004 and 2003, as determined under US GAAP, consist of:

	Estimated Useful Life	December 31, 2004	December 31, 2003
	(years)	(millions of euros)	(millions of euros)
Total goodwill		28,198	4,788

Amortized intangible assets
Product rights and patents	3 - 23	36,696	6,808
Intellectual property rights	5 - 10	35	59
Trademarks	5 - 20	223	23
		36,954	6,890

Less: Accumulated amortization		(4,138)	(2,375)

Sub-total—amortized intangible assets		32,816	4,515

Intangible asset related to pensions		42	18

Total—other intangible assets		32,858	4,533

As of December 31, 2004 and 2003, the geographical allocation of goodwill net of accumulated amortization was as follows:

(in millions of euros)	December 31, 2004	December 31, 2003
Pharmaceutical	27,752	4,788

Europe	13,265	2,605
United States	10,670	1,757
Other countries	3,817	426

Vaccines	446	—

United States	322	—
Other countries than the USA	124	—

Amortization expense and impairment losses recognised during the year ended December 31, 2004 and 2003 amounted respectively to €1,952 million and €453 million.

In 2004, the brand “Synthélabo” was written-off further to the change of the Group’s name for an amount of €58 millions. In addition an impairment loss of €73 millions was recorded against other intangible assets. This amount related to product rights for three of the Group’s products. These impairment losses for the year ended December 31, 2004 were primarily allocated to the Europe segment and represent the difference between the fair value calculated on a discounted cash flow basis and the carrying amount for the intangible assets in question.

In 2003 this amount included an impairment loss of €67 million related to intellectual property rights for two of the Group’s products for the year ended December 31, 2003. These losses were primarily allocated to the Europe segment for the year ended December 31, 2003 and represent the difference between fair value calculated on a discounted cash flow basis and carrying amount for the intangible assets in question.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Estimated amortization charges for the next five years are presented below:

Amount
(in millions of euros)
2005	3,963
2006	3,958
2007	3,932
2008	3,898
2009	3,725

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

Pro forma information

Pro forma information regarding net income and earnings per share is required under SFAS 123, “Accounting for Stock-Based Compensation”. The US GAAP information provided below has been determined as if the Group had accounted for its employee stock option plans under the fair value method of SFAS 123 for the year ended December 31, 2002.

(in millions of euros, except per-share amounts)	December 31, 2002
Net income as reported	1,640
Add: Stock-based compensation expense included in net income	8
Deduct: Stock-based compensation expense using the fair value method	(43)
Pro forma net income	1,605
Basic earnings per share as reported	2.30
Basic earnings per share—pro forma	2.25
Diluted earnings per share as reported	2.28
Diluted earnings per share—pro forma	2.24

With the exception of the Aventis stock options for which a fair value calculation was done when determining the acquisition price of Aventis (see section a-1 in this note), no plan was set up in 2004. The fair value of each option was estimated as of the date of grant using the Black-Scholes option-pricing model. The assumptions used in this model to value stock options granted during each of the years ended December 31, 2004, 2003 and 2002 are provided below.

For 2004, the assumptions listed in the table below relate exclusively to the fair valuation of all the existing Aventis stock options plans at the acquisition date.

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Weighted average assumptions
Expected dividend yield	2.00%	2.80%	1.93%
Volatility percentage	35.30%	35.90%	33.80%
Risk-free interest rate	1.98% to 4.13%	3.00%	4.75%
Holding period	0.40 to 8.55 years	5 years	5 years
Weighted average fair value of options granted (in euros)	20.81	15.53	19.43

Total fair value of options granted	1,036	65	60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

F.3.3. Pensions and postretirement benefits

The following table analyses the amounts recognized in the Group’s US GAAP condensed consolidated balance sheet as of December 31, 2004, 2003 and 2002:

	Pensions and Retirement Indemnities			Post-retirement Benefits Other Than Pensions
(in millions of euros)	2004	2003	2002	2004	2003	2002
Amounts recognized in the balance sheet :
Prepaid benefit costs	(52)	(52)	(28)	—	—	—
Accrued benefit liability	3,019	538	542	172	49	61
Intangible asset	(42)	(18)	(38)	—	—	—
Accumulated other comprehensive income income	(128)	(140)	(148)	—	—	—

Net amount recognized	2,797	328	328	172	49	61

F.3.4. Earnings per share

Under US GAAP, basic earnings per share is computed using the weighted average number of common shares outstanding (excluding treasury shares). Diluted earnings per share is computed using the weighted average common and potentially dilutive common shares outstanding, determined as follows for each of the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,
	2004	2003	2002
Weighted average shares outstanding used to compute basic earnings per share	910,261,740	689,018,905	714,322,379
Incremental shares issuable upon the assumed exercise of stock options	4,600,771	2,101,293	3,719,427

Weighted average shares used to compute diluted earnings per share	914,862,511	691,120,198	718,041,806

Incremental shares issuable upon the assumed exercise of outstanding stock options are computed using the average market price during the related period.

Given, the loss income generated by the Group in 2004, there will be no dilutive impact.

F.3.5. Accumulated other comprehensive income

Accumulated other comprehensive income (determined in accordance with US GAAP) as of December 31, 2004, 2003 and 2002 comprises:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Foreign currency translation adjustments	(3,156)	(547)	(314)
Net unrealized gain (loss) on cash flow hedges	56	66	35
Net unrealized gain (loss) on available-for-sale securities	79	4	(1)
Additional minimum pension liability	(85)	(93)	(106)

Total	(3,106)	(570)	(386)

F.3.6. Recent accounting pronouncements

Inventory Costs

SFAS No. 151, “Inventory Costs”, was issued in November 2004, and requires fixed production overhead absorption in inventory to be based on normal production capacity, with abnormal costs expensed. sanofi-aventis will adopt SFAS No. 151 with effect from January 1, 2005. sanofi-aventis does not expect adoption to have any effect on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

Exchange of Non-monetary Assets

SFAS 153 replaces the exception from fair value measurement in APB Opinion No. 29 with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material effect on the Company’s financial statements.

Impairment of investments

EITF 03-01, “The Meaning of Other Than Temporary Impairment and its Application to Certain Investments” was issued in March 2004, and contains additional guidance for determining when an investment is impaired. The effective date for applying this guidance is currently suspended pending the issue of a further FASB Staff Position statement. In the opinion of sanofi-aventis, adoption of the additional guidance would not have a material effect on the consolidated financial statements.

Segmental analysis

EITF 04-10, “Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds”, was ratified in October 2004, and contains additional guidance on when an operating segment should be reported as a separate segment in the segmental analysis in the notes to the financial statements. sanofi-aventis has adopted EITF 04-10 in these consolidated financial statements. Adoption of EITF 04-10 had no effect on the consolidated financial statements.

International Financial Reporting Standards adoption

The Company is to adopt International Financial Reporting Standards (“IFRS”) as primary generally accepted accounting principles (“GAAP”) by 2005 as required under European Regulation applicable to European public companies. Depending on possible future changes in the standards and the status of European endorsement, the information presented herein may change, in particular with respect to the comparative information required in 2005 and related to 2004, which may not be definitive as stated herein. Sanofi-aventis will adjust this information when appropriate in order to comply with all applicable requirements in 2005.

Provided SEC regulations regarding the periods to be presented under a comprehensive set of GAAP is amended as proposed in March 2003 to allow foreign private issuers to include only two years of audited financial statements for their first year of reporting under IFRS, the Company is to select January 1, 2004 as its transition date to IFRS and thus to present restated 2004 under IFRS and 2005 IFRS financial statements in its 2005 Form 20-F

Transition from French GAAP to IFRS will be made in compliance with IFRS 1 “First Time Adoption of International Financial Reporting Standards” general retrospective application guidance and related exemptions and exceptions.

The company will disclose in its 2005 financial statements:

•	in its primary GAAP financial statements, the reconciliation disclosure between French GAAP and IFRS (including narrative and net income and shareholders’ equity detailed reconciliations) required with respect to 2004 financial statements and

•	the additional reconciliation between IFRS and US GAAP (including narrative and tabular net income and shareholders’ equity reconciliations) with respect to 2004 financial statements required under SEC Rules when reporting under primary GAAP other than US GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004

F.4. Additional disclosures for the Group’s French GAAP financial statements

Additional financial statement disclosures are required under US GAAP related to the Group’s financial statements measured under French GAAP. The following disclosures relate to the Group’s financial statements as prepared under French GAAP.

Summarized financial information related to equity investees

The table below presents summarized balance sheet information for Yves Rocher, Merial, Sanofi Pasteur-MSD and the significant Alliance entities majority-owned and under the operational management of BMS as of December 31, 2004, 2003 and 2002:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
ASSETS
Current assets	2,674	1,435	1,411
Non-current assets	870	391	365

Total	3,544	1,826	1,776

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities	2,184	1,297	1,238
Non-current liabilities	399	344	368
Equity	961	185	170

Total	3,544	1,826	1,776

The table below presents summarized income statement information for equity investees and the significant Alliance entities majority-owned and under the operational management of BMS for each of the years ended December 31, 2004, 2003 and 2002:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Net sales	6,850	4,045	3,714
Cost of goods sold	2,709	1,192	1,121
Operating income	1,149	1,101	824
Net income	782	990	732

Fair value of the long-term debt

The market value of the Group’s long-term debt excluding currency and interest hedges has been evaluated based on market and terms available to the Group for issues similar or of the same maturity and is estimated to be 8,761 millions euros at December 31, 2004. This market value has been determined for each borrowing from conditions offered on the market at the balance sheet date.

The long-term debt includes an amount of €2.9 billion at fixed interest rate, this amount result primarily from a €1.5 billion bond bearing interest at 4.25% that is not swapped and a €1.25 billion bond bearing interest at a fixed rate of 5% being swapped to floating rates through interest rate swaps. These derivative instruments are maturing in accordance with the maturity of the underlying bond. The fair value of these derivatives is disclosed in note D18.

Item 19. Exhibits

1.1	Bylaws (statuts) of sanofi-aventis (English translation)

2.1	Form of Deposit Agreement between Sanofi-Synthélabo and The Bank of New York, as depositary (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 dated June 26, 2002 relating to our American Depositary Shares, SEC File No. 333-91658)

2.2	Shareholders’ Agreement among Elf Aquitaine, Valorisation et Gestion Financière and L’Oréal dated April 9, 1999 (English translation) (incorporated herein by reference to Exhibit 2.2. to our Registration Statement on Form 20-F dated June 25, 2002, SEC File No. 001-31368)

2.3	Amendment to Shareholders’ Agreement among Elf Aquitaine, Valorisation et Gestion Financière and L’Oréal dated November 24, 2003 (English translation) (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-4 dated January 29, 2004, SEC File No. 333-112314)

2.4	Protocol of Agreement, dated January 25, 2004, between Total S.A., Elf Aquitaine, Valorisation et Gestion Financière and L’Oréal (English translation) (incorporated herein by reference to Exhibit 10.3 to our Registration Statement on Form F-4 dated January 29, 2004, SEC File No. 333-112314)

2.5	Protocol of Agreement, dated April 24, 2004, between Total S.A., Elf Aquitaine, Valorisation et Gestion Financière and L’Oréal (English translation) (incorporated herein by reference to Exhibit 10.6 to the Post-Effective Amendment No. 1 to our Registration Statement on Form F-4 (File No. 333-112314) dated May 5, 2004)

2.6	Credit Facility Agreement dated April 26, 2004, between Sanofi-Synthélabo and BNP Paribas (incorporated herein by reference to Exhibit 10.5 to the Post Effective Amendment No. 1 to our Registration Statement on Form F-4 (File No. 333-112314) dated May 5, 2004)

2.7	Instrument defining rights of holders of American Depositary Shares each representing one quarter of a Participating Share Series A (Incorporated by reference to Item. 3 Exhibit (a) of the Registration Statement on Form F-6 (Registration No. 33-31904) dated November 21, 1989)

8.1	List of significant subsidiaries, see Item 4 “Information on the Company — Organizational Structure”

11.1	Financial Code of Ethics applicable to the Chief Executive Officer and Senior Financial Officers

12.1	Certification by Jean-François Dehecq, Chairman and Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Jean-Claude Leroy, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Jean-François Dehecq, Chairman and Chief Executive Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Jean-Claude Leroy, Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Ernst & Young Audit dated April 11, 2005

14.2	Consent of PricewaterhouseCoopers Audit dated April 11, 2005

99.1	Report of the Chairman of the Board of Directors for 2004 as required by Art. 225-37 paragraph 6 of the French Commercial Code

99.2	IFRS Reconciliation Note (incorporated by reference to Annex A to this annual report on Form 20-F)

99.3	Agreement of April 25, 2004, between Sanofi-Synthélabo and Aventis (incorporated by reference to Exhibit (d)(1) of Amendment No. 2 to our Tender Offer Statement on Schedule TO, dated April 26, 2004 (SEC File No. 005-49539)

99.4	Letter from Mr. Jean-François Dehecq to Mr. Igor Landau confirming certain severance and other employment-related benefits of Mr. Landau (incorporated by reference to Exhibit (d)(2) of Amendment No. 2 to our Tender Offer Statement on Schedule TO, dated April 26, 2004 (SEC File No. 005-49539)

Annex A

IFRS Reconciliation Note

1. Introduction

In accordance with the Regulation No 1606/2002 of the European Parliament and of the Council of July 19, 2002 on the application of international accounting standards, sanofi-aventis will present its consolidated financial statements in compliance with International Financial Reporting Standards (IFRS) from January 1, 2005 onwards.

Currently, as a French listed company, the Group reports under French Generally Accepted Accounting Principles (French GAAP). Starting in 2005, sanofi-aventis will apply IFRS effective as of December 31, 2005, as adopted by the European Union, and will use them as primary accounting standards in its annual report.

The January 1, 2004 date has been retained as the date of transition to IFRS for the Group. Consequently, financial reporting for 2005 will contain one year of comparative financial information prepared under IFRS. Sanofi-aventis’ first consolidated results under IFRS will be those for Q1 2005 and the first annual consolidated financial statements under IFRS will be those for the year ended December 31, 2005.

This document presents the adjustments made by the Group to move its consolidated financial statements as prepared under French GAAP to IFRS for both the opening balance sheet as at January 1, 2004 and the year ended December 31, 2004.

The information presented herein relating to the result of operations and the financial position under French GAAP and IFRS has been reviewed by the Audit Committee.

2. The IFRS Project

The Group’s IFRS conversion project was launched in 2003. The project was structured as follows:

•	workgroups handled detailed diagnostic work;

•	a project committee handled the management of the conversion project;

•	a technical committee handled validation of the accounting policies applied.

In 2004, sanofi-aventis continued to assess the impact of the transition to IFRS, in particular through a review of questionnaires and interviews specific to operations. The project has been completed, taking into account the impacts of the sanofi-aventis business combination, on the basis of the set of standards already applicable following endorsement by the European commission. IFRS training has been provided worldwide for finance staff in order to prepare the upcoming financial statements.

3. Basis of Preparation

The result of operations and financial position under IFRS as presented herein have been prepared in accordance with all applicable IFRS, including all International Accounting Standards (IAS), interpretations of the Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as issued by the International Accounting Standards Board (IASB) as at December 31, 2004 and applicable from 2005 onwards.

The European Union has endorsed these standards and interpretations with some exceptions concerning provisions contained in IAS 39, Financial Instruments: Recognition and Measurement.

Since the differences between IAS 39, revised in 2003 as issued by the IASB, and the amended version of IAS 39, as endorsed by the European Commission in 2004, do not create divergence for the transition to IFRS of the operations of sanofi-aventis, the Group can be considered compliant with both versions of IAS 39.

Additionally, the group has applied IFRIC interpretations not yet endorsed by the European Union.

The information presented herein has been prepared in accordance with IFRS overall considerations: fair presentation and compliance, going concern, accrual basis of accounting, consistency of presentation, materiality and aggregation. The consolidated balance sheet and income statement have been prepared using the historical cost convention with some exceptions including the following, which create a divergence between French GAAP and IFRS: fair value of available for sale financial assets, and financial assets at fair value through profit and loss.

Depending on possible further changes in the standards and on the status of European endorsement, the information presented herein may change, in particular with respect to the comparative information required in 2005 and related to 2004, which may not be definitive as stated herein. Sanofi-aventis will adjust this information when appropriate in order to comply with all applicable requirements in 2005.

3.1. IFRS 1 Exemptions and Exceptions

IFRS 1, First-time Adoption of International Financial Reporting Standards, has been applied in preparing this information. IFRS 1 requires applying consistently and retrospectively through all reporting periods all IFRS that are effective at the reporting date for the first annual IFRS consolidated financial statements. However, IFRS 1 allows some exemptions, of which the following have been applied by sanofi-aventis:

•	Business combinations: Business combinations that were accounted for before the date of transition to IFRS (January 1, 2004) have not been restated in accordance with IFRS 3, Business Combinations.

•	Employee benefits: All previously unrecognized actuarial gains and losses have been recognized in retained earnings at the transition date. Sanofi-aventis will apply the corridor approach of IAS 19, Employee Benefits, prospectively.

•	Cumulative translation differences: All cumulative translation differences for all foreign operations have been eliminated through equity as deemed to be zero at the transition date to IFRS.

•	Designation of previously recognized financial instruments: sanofi-aventis has classified financial assets either as “available for sale” or as “at fair value through profit and loss” from the transition date in accordance with IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39.

•	Share-based payment transactions: sanofi-aventis has applied IFRS 2, Share-based Payment, to all equity instruments previously granted and not vested at the transition date.

In addition, the Group has chosen to apply IAS 32 and IAS 39 from January 1, 2004 onwards. However, IFRS 1 enforces some mandatory exceptions to retrospective application of IFRS: derecognition of financial assets and financial liabilities, hedge accounting, correction of estimates, and classification of assets held for sale and discontinued operations. The IFRS requirements related to these subjects are applied prospectively by sanofi-aventis.

3.2. Business Combinations

Sanofi-aventis has elected not to restate under IFRS 3 business combinations recognized before the transition date, January 1, 2004. This exemption applies in particular to the Sanofi-Synthélabo business combination that took place in 1999.

In addition, on January 26, 2004, Sanofi-Synthélabo launched a public offer for the shares of Aventis, settlement of which took place on August 20, 2004. This transaction resulted in the creation of the sanofi-aventis Group, and the Sanofi-Synthélabo holding company was renamed sanofi-aventis. This business combination has been recorded in accordance with IFRS 3 using the purchase accounting method. In this context, at the acquisition date, August 20, 2004, the cost of the business combination was allocated by recognizing Aventis’ identifiable assets and liabilities assumed that satisfied the recognition criteria of IFRS 3. The portion of the cost of the business combination that was not allocated to individual and separate assets and liabilities has been recognized as goodwill.

Following the business combination between the ex-Sanofi-Synthélabo Group and the ex-Aventis Group that took place on August 20, 2004 and the merger that took place between the predecessor holding companies Sanofi-Synthélabo and Aventis on December 31, 2004, the ex-Aventis Group is no longer listed on the Paris and

Frankfurt Stock Exchanges. Consequently, the ex-Aventis Group is no longer an IFRS first-time adopter. Sanofi-Synthélabo, now renamed sanofi-aventis, is the first-time adopter of IFRS for the sanofi-aventis Group and accordingly, the IFRS opening balance sheet as at January 1, 2004 corresponds to the financial position of the ex-Sanofi-Synthélabo Group alone. As at December 31, 2004 the IFRS financial statements present the result of operations and financial position of the sanofi-aventis Group including the acquisition of Aventis and the operations of the ex-Aventis Group from August 20, 2004.

3.3. Changes to Previous Accounting Policies

The main changes in accounting policies applied in the preparation of the IFRS consolidated statements included herein, as well as related transitional exemptions, are presented below. Applicable IFRS requirements have been applied to sanofi-aventis operations starting from the opening balance sheet on January 1, 2004.

3.4. Presentation of the Consolidated Financial Statements

The financial information presented herein has been prepared in accordance with IAS 1, Presentation of Financial Statements. The consolidated financial statements of the Group were previously presented under a format that was established under French GAAP. The reconciliation for the result of operations under French GAAP between the previous French format of financial statements and the new IFRS format is presented in section 5.2. of this note.

3.5. Treasury Shares

Under the share repurchase programs authorized by the General Meetings, share purchases are netted off shareholders’ equity at purchase price.

Additionally, sanofi-aventis holds treasury shares in connection with the grant of stock option plans. Under French GAAP, these treasury shares are accounted for under Financial assets – current.

In accordance with IAS 32 sanofi-aventis treasury shares, whatever the purpose for which they are held, are deducted from shareholders’ equity. No gain or loss is recognized in the income statement on the purchase, sale, issuance, impairment or cancellation of treasury shares.

3.6. Financial Instruments

Sanofi-aventis elected to apply IAS 32 and IAS 39 (revised in 2003 as issued by the IASB) from January 1, 2004. This document can be considered compliant with both this version of IAS 39 and the amended version of IAS 39, as proposed by the European Commission, as the provisions that have not been endorsed by the Commission would not affect the financial statements of the Group.

3.6.1. Financial Assets

Under French GAAP, investments other than investments in associates and joint ventures that management intends to hold for more than 12 months are classified as Financial assets – non current. Such investments are valued at the lower of cost or value in use, determined on the basis of factors such as the interest held in the company’s net assets, its future earnings prospects, its position in the market, the economic benefits of ownership, and, if the investment is listed, the current market price.

Short-term investments such as marketable securities (equity or debt securities) and short-term deposits are classified as current assets under Financial assets – current. Investments in debt and equity securities are stated at the lower of historical cost or market value.

Short-term investments include treasury shares held in connection with the grant of stock option plans.

The valuation method used depends on the probability that the option will be exercised:

•	where exercise is probable, the shares are valued plan by plan at the lower of acquisition cost or exercise price;

•	where exercise is improbable, and in the case of shares not yet allocated to grantees or allocated to options that have lapsed, the shares are valued at the lower of the average acquisition cost of all these shares or the average stock market price for the last month of the financial year.

Under IFRS, and in accordance with IAS 39 and IAS 32, sanofi-aventis has adopted the following classification for investments, based on management’s intent when the investments were acquired (except for investments at the transition date which were, in accordance with IFRS 1, reclassified at that date). The designation and classification of investments are made at initial recognition and are assessed at each reporting date.

Purchases of investments are accounted for on the date when sanofi-aventis becomes party to the provisions of such investments. When initially recognized, financial assets are measured at fair value, plus transaction costs when the financial assets are not “at fair value through profit or loss”.

Classification, presentation and subsequent measurement of financial assets are as follows:

•	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise both financial assets held for trading and financial assets designated at fair value through profit and loss at inception. This category comprises financial assets acquired mainly with the objective of selling or repurchasing them in the near term (i.e. usually less than 12 months). Short-term investments in debt and equity securities, and short-term deposits, are classified in this category. Derivative instruments are also classified as held for trading except when they qualify for hedging.

Financial assets at fair value through profit or loss are presented as current assets when they are held for trading or are expected to be realized within 12 months from the balance sheet date under Financial assets – current and Cash and cash equivalents. When these financial assets are not expected to be realized within 12 months, they are presented under Financial assets – non current by sanofi-aventis.

These financial assets are subsequently carried at fair value without any deduction for transaction costs that may be incurred on sale. Realized and unrealized gains and losses resulting from the change in fair value of these assets are recognized in the income statement, under Financial income/Financial expenses, in the period in which they occur. However, investments in private equity instruments that do not have a quoted market price in an active market and whose fair value cannot be measured are valued at cost. It is however quite unusual that fair value cannot be determined.

Realized and unrealized foreign exchange gains and losses are recognized in the income statement under Financial income/Financial expenses.

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as such by management or that are not classified either as “Financial assets at fair value through profit or loss” or “Held-to-maturity investments”. This category includes investments other than investments in associates and joint ventures that management intends to hold on a long-term basis, whether publicly traded or not. They are classified in non current assets under Financial assets – non current.

Available-for-sale financial assets are subsequently measured at fair value without any deduction for transaction costs that may be incurred on sale. Gains and losses resulting from the change in fair value of these assets are recognized in equity, under Items directly recognized in equity, in the period in which they occur, except for impairment losses and realized foreign exchange gains and losses on debt securities. When these financial assets are derecognized or impaired, the cumulative gains and losses previously recognized in equity are accounted for in the income statement for the current period under Financial income/Financial expenses.

When the Group is entitled to payment, interest income and dividends on equity instruments are recognized in the income statement under Financial income.

Available-for-sale financial investments that are investments in private equities that do not have a quoted market price in an active market and whose fair value cannot be measured are valued at cost. It is however quite unusual that such fair value cannot be determined.

Realized exchange gains and losses are recognized in the income statement under Financial income/Financial expenses.

•	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity. These investments are measured at amortized cost using the effective interest method. Sanofi-aventis did not hold any such investments during the year ended December 31, 2004.

•	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented in current assets under Other current assets – net in the case of loans and Accounts receivable – net in the case of receivables, if they have maturities lower than 12 months from the balance sheet date. When maturities are greater than 12 months, loans and receivables are classified under Financial assets – non current. These financial assets are measured at amortized cost using the effective interest method.

Realized and unrealized exchange gains and losses are recorded under Financial income/Financial expenses.

3.6.2. Derivative instruments

Derivative instruments not designated as hedging instruments of operating transactions are initially and subsequently measured at fair value with changes in fair value recognized in the income statement, under Financial income/Financial expenses, in the period when they arise.

Derivative instruments qualifying as hedging instruments are measured in accordance with the hedge accounting requirements of IAS 39 (see 3.6.4. below).

3.6.3. Impairment

Indicators of impairment are reviewed for all financial assets at each reporting date. Such indicators include default in contractual payments, significant financial difficulties of the issuer or debtor, probability of bankruptcy or prolonged or significant decline in quoted value. An impairment loss is recognized in the income statement when there is objective evidence that an asset is impaired.

Impairment losses are measured and recorded as follows.

•	Impairment of loans and receivables and held-to-maturity investments, carried at amortized, cost is the difference between the carrying amount of the assets and the present value of their estimated future cash flows discounted at the initial effective interest rate.

•	For available-for-sale financial assets, when impaired, the cumulative losses previously recognized directly in equity are recorded in the income statement. The impairment loss corresponds to the difference between the acquisition cost (net of principal repayments and amortization) and fair value at the time of impairment, less any previous impairment recognized in the income statement.

•	Impairment of private equity instruments that are carried at cost is measured as the difference between the carrying amount of the instruments and the present value of their estimated future cash flows discounted at the current market rate of return for similar financial assets.

Impairment losses on investments, whether long-term or short-term, and on loans and receivables, are recorded under Financial expenses. When related to loans and receivables, held-to-maturity investments, and debt instruments classified as available for sale, reversals of impairment are accounted for in the same line item. Impairment losses on unlisted equity instruments carried at cost and equity instruments classified as available-for-sale can never be reversed.

3.6.4. Hedging

Hedging activities take place through the use of derivative financial instruments. The changes in value of derivative financial instruments aim at offsetting the exposure to changes in value of the hedged items.

In connection with its overall interest rate risk and foreign exchange risk management policy, the Group enters into various transactions involving derivative instruments.

Derivative financial instruments qualify as hedging instruments for hedge accounting purposes when (a) there is a formal designation and documentation of the hedging relationship and of the risk management strategy and objective at the inception of the hedge, (b) the hedge is expected to be highly effective in covering the risk, (c) the forecast transactions being hedged are highly probable and have an exposure to cash flow variations that can ultimately affect profit or loss, (d) the hedge effectiveness can be measured reliably and (e) the hedge effectiveness is reviewed on an ongoing basis and the hedge is determined actually to be highly effective throughout the reporting periods for which the hedge is designated.

Qualifying derivative instruments are designated when the instruments are contracted by the Group as either a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation.

•	Fair value hedge

A fair value hedge is a hedge of the exposure to adverse changes in fair value of a recognized asset or liability or unrecognized firm commitment that may affect profit or loss. Changes in fair value of the hedging instrument and changes in fair value of the hedged item that are attributable to the circumvented risk are both recognized in the income statement, under Other current operating income for hedging of operating activities and under Financial income/Financial expenses for hedging of both investing and financing activities.

•	Cash flow hedge

A cash flow hedge is a hedge of the exposure to variability in cash flows that is related to a specific risk associated with a recognized asset or liability, or a highly probable forecasted transaction, and that may affect profit or loss. Changes in fair value of the hedging instrument are recognized in equity, under Items directly recognized in equity, for the effective portion of the hedge relationship while changes in fair value related to the ineffective portion of the hedge are recorded in the income statement under Other current operating income and expenses for hedging of operating activities and under Financial income/Financial expenses for hedging of both investing and financing activities. Accumulated changes in fair value of the hedging instrument previously recognized in equity are transferred to the income statement when the hedged transaction affects profit or loss. Transferred gains and losses are recorded under Other current operating income for hedging of operating activities and under Financial income/Financial expenses for hedging of both investing and financing activities. When the forecasted transaction results in the recognition of a non-financial asset or liability, accumulated changes in fair value of the hedging instrument previously recorded in equity are included in the initial measurement of the asset or liability.

•	Hedge of a net investment in a foreign operation

A hedge of a net investment in a foreign operation is recorded in the same way as a cash flow hedge. Changes in fair value of the hedging instrument are recognized in equity, under Items directly recognized in equity, for the effective portion of the hedge relationship while changes in fair value related to the ineffective portion of the hedge are recorded in the income statement under Financial income/Financial expenses. When the investment in the foreign operation is sold, all changes in fair value of the hedging instrument previously recognized in equity are transferred to the income statement under Financial income/Financial expenses.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer meets the criteria for hedge accounting, or when the Group revokes the hedge designation or when the forecasted transaction is no longer expected to occur.

When the hedging instrument is discontinued the cumulative gains or losses previously recognized in equity at that time remain in equity and are accounted for in the income statement when the forecasted transaction ultimately occurs. Nevertheless, when a forecasted transaction is no longer expected to occur, the cumulative gains or losses previously recorded in equity are immediately recognized in the income statement.

3.6.5. Financial Liabilities

Financial liabilities are composed of bank borrowings and debt instruments. Bank borrowings and debt instruments are initially measured at fair value of the proceeds received, net of transaction costs. Subsequently, they are recognized at amortized cost using the effective interest method. Any expense related to the issue of borrowings or debentures as well as any difference between the proceeds net of transaction costs and the value on redemption is recognized under Financial expenses in the income statement over the period of the indebtedness using the effective interest method.

3.6.6. Fair Value

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

The fair value of financial assets and liabilities that are publicly traded in an active market is determined by reference to quoted market prices at the reporting date. The fair value of other financial instruments, that are not listed, whether assets or liabilities, is determined based on various valuation methods and assumptions that sanofi-aventis makes with respect to market conditions prevailing at each reporting date.

The use of assumptions requires management to make estimates that could affect the amounts measured and recognized for financial assets and financial liabilities. Actual results could differ from these estimates.

3.6.7. Derecognition

Sanofi-aventis derecognizes financial assets when the contractual rights to cash flows from these assets have ended or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Additionally, in the case when the Group neither transfers nor retains all the risks and rewards of the ownership, financial assets are derecognized when control is not retained.

Financial liabilities are derecognized when the contractual obligations are either discharged, withdrawn or ended.

3.7. Discounting of Long-Term Provisions

Sanofi-aventis holds long-term provisions corresponding to certain obligations, including environmental obligations and litigations for which the responsibility of the Group is probable.

Under French GAAP, such provisions are not systematically discounted. IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires provisions to be recognized based on the present value of the estimated expenditures required to settle the related obligations whenever the time value of money is material. For determining the present value of these obligations, sanofi-aventis has used pre-tax discount rates corresponding to an estimation of the time value of money and the risks associated with these obligations. Increases in provisions linked to the unwinding of the discount, and any discounting gain or loss, are recognized under Financial income/Financial expenses.

3.8. Deferred Taxes

In compliance with IAS 12, the sanofi-aventis Group accounts for a deferred tax liability for all temporary differences relating to investments in subsidiaries, associates and interests in joint ventures, except when the Group is able to control the timing of the reversal of the temporary differences, i.e. in particular when it is able to control the dividend policy and when it is probable that the temporary differences will not reverse in the foreseeable future.

In the IFRS information presented herein, the Group has recognized a deferred tax liability for taxable temporary differences linked with investments in associates and interests in joint ventures only. Under French GAAP, no deferred tax liability is recorded since the criterion linked to the ability to control the timing of reversal of the temporary differences does not apply. Indeed, temporary differences relating to investments in subsidiaries, associates and interests in joint ventures give rise to a deferred tax liability only to the extent of the portion of profit, distribution of which is decided or is probable, and only up to the amount of any tax on the dividend that cannot be recovered by the Group.

3.9. Share-Based Payment

Sanofi-aventis has granted several share-based compensation plans that are equity settled (stock option plans) to some of its employees.

As required by IFRS 2, Share-based Payment, the service received from the employees for the grant of the stock options is accounted for as an expense in the income statement. The expense corresponds to the fair value of the stock option plans, and is charged to the income statement over the vesting periods of the plans (usually 3 to 4 years). The fair value of the stock option plans has been computed based on the Black & Scholes valuation model including a yearly revision to take account of options actually exercised and vested and of the expected number of exercisable options. Under French GAAP, unlike under IFRS, the fair value of the service of the employees is not recognized as an expense. Moreover sanofi-aventis elected to use the IFRS 1 exemption authorizing retrospective application of IFRS 2 to all stock option plans that are not completely vested at the reporting date provided that the fair value of the stock option plans was previously disclosed. Under IFRS, the compensation cost for the year ended December 31, 2004 corresponds to all unvested stock option plans granted by sanofi-aventis since 2000, as well as all stock option plans granted by Aventis and not yet vested as of August 20, 2004.

3.10. Employee Benefits

Sanofi-aventis operates a variety of pension schemes in many countries for most employees within the Group. Pension plans, retirement indemnities and other commitments are recognized in the balance sheet based on an actuarial valuation of the defined benefit obligations at the balance sheet date less the fair value of the related plan assets. The provisions for these benefits are evaluated annually by independent qualified actuaries based on demographic and financial assumptions such as mortality, employee turnover, future salaries and benefit levels, discount rates and expected rates of return on plan assets.

Net cumulative actuarial gains and losses that are lower than the greater of either 10% of the present value of the defined benefit obligation or 10% of the fair value of plan assets at the beginning of the period are not recognized. Net cumulative actuarial gains and losses outside the 10% corridor are recognized in the income statement over the expected average remaining working lives of the employees.

For the transition to IFRS, and in accordance with the exemption offered by IFRS 1, sanofi-aventis elected to account for all previously unrecognized actuarial gains and losses related to pensions, other post-employment benefits and jubilee benefits in Retained earnings as at January 1, 2004. From this date, the Group is applying the corridor approach prospectively for new actuarial gains and losses arising after the transition date, as described above.

Finance cost and return on plan assets related to pensions are recorded in the relevant expense line items that are included in Operating income – current.

3.11. Intangible Assets

3.11.1. In-Process Research and Development Acquired as Part of a Business Combination

Acquired intangible assets that relate to in-process research and development (IPR&D) that are reliably measurable are separately identified from goodwill and expensed, under Research and development at the date of acquisition under French GAAP, whereas they are recognized as assets under IFRS.

Under IFRS, the Group has recognized under Intangible assets – net in-process research and development based on the requirements of IFRS 3 and IAS 38, Intangible Assets, and has accounted for a related deferred tax liability.

3.11.2. Goodwill

As a result of the purchase accounting method, the difference between the cost of an acquisition and the Group’s interest in the fair value of the identifiable assets acquired and liabilities assumed is recognized as goodwill at the date of the business combination. Goodwill on the acquisition of a subsidiary is specifically identified in intangible assets whereas goodwill on acquisition of associates is recorded within Investments in associates.

Goodwill is carried at cost less any accumulated impairment.

The increase in goodwill on Aventis under IFRS is mainly explained by the following:

•	a deferred tax liability on in-process research and development was taken into account when calculating the goodwill under IFRS, unlike under French GAAP, under which deferred tax is excluded;

•	under IFRS, the fair value of stock option plans granted by Aventis and vested as of August 20, 2004 is treated as part of the cost of the business combination, which is not the case under French GAAP.

3.11.3. Goodwill Amortization

Under French GAAP, goodwill is amortized over a period determined according to the business in which the acquisition is made.

In compliance with IFRS 3, goodwill related to a business combination is not amortized but is measured at cost less accumulated impairment losses. Impairment is assessed annually or as soon as any event or circumstance indicates that goodwill might be impaired. Consequently, sanofi-aventis stopped amortizing goodwill from January 1, 2004 and accumulated amortization has been frozen and eliminated through the carrying amount of the goodwill.

3.11.4. Research and Development

Research and development is made up of internally generated research and development and separately acquired research and development.

•	Internally Generated Research and Development

Under French GAAP, both research costs and development costs are expensed when incurred. Development expenditures are not recognized until marketing approval is obtained from the regulatory authorities.

In accordance with IAS 38, Intangible Assets, an intangible asset is recognized when it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group and when the cost of the asset can be measured reliably. Consequently, internal research expenditures are expensed when incurred.

In accordance with IAS 38, internal development costs are recognized as intangible assets only when all the criteria defined by the standard are met. Due to the risks and uncertainties relating to both regulatory approval and the research and development process, the criteria for capitalization are considered not to have been met until an application for marketing approval has been filed with the regulatory authorities.

Besides, chemical industrial development expenses incurred to develop a second-generation process are additional development costs incurred to improve the industrial process linked to an active ingredient. Costs incurred after initial regulatory approval is received are capitalized under Intangible assets – net when incurred.

•	Separately Acquired Research and Development

Separately acquired research and development costs are capitalized at the acquisition date, since the recognition criteria for intangible assets under IAS 38 are considered to be always satisfied. In compliance with IAS 38, and for the transition to IFRS, sanofi-aventis has retrospectively capitalized payments under licenses or research and development arrangements related to identified compounds or families of compounds that in management’s opinion are payments for rights to an asset. Payments under research and development arrangements that are related to access to technology or databases and purchase of generics files have also been capitalized. Cost-plus arrangements, payments for research and development services or continuous payments under research and development collaborations unrelated to the outcome of the research and development efforts are expensed over the service term under IFRS and French GAAP.

3.11.5. Amortization of Other Intangible Assets

Under IFRS, amortization of other intangible assets begins when the intangible assets are made available for use and is charged in the income statement over the useful life of the assets. The useful life is the period of time over which these assets are expected to be used by the Group. Sanofi-aventis reassessed the useful lives of the Group’s intangible assets, other than goodwill and research and development.

3.12. Impairment

In compliance with IFRS 1, an impairment review was made as of the opening balance sheet date, January 1, 2004. The impairment review was conducted in accordance with the requirements set by IAS 36, Impairment of assets, with no consecutive adjustments.

Before intangible assets with finite useful lives are made available for use, they are tested for impairment annually or as soon as any event or circumstance indicates that they might be impaired.

Assets that generate separate cash flows and assets included in cash-generating units (CGU) are assessed for impairment in accordance with IAS 36 whenever events or changes in circumstances indicate that the assets or CGU may be impaired. A review of those indicators is performed at each reporting date. Intangible assets with an indefinite useful life, intangible assets not yet available for use (such as capitalized research and development), and goodwill are tested for impairment annually, whether or not there is any indication of impairment, and as soon as any event or circumstance indicates that they might be impaired.

When there is any external or internal indication of impairment, the Group estimates the recoverable amount of the asset and recognizes an impairment loss when the carrying amount of the asset exceeds its recoverable amount. Whenever it is not possible to assess the recoverable amount of any particular asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount of the asset is the higher of its fair value less costs to sell or its value in use. For determining the value in use, the Group utilizes estimates of future pre-tax discounted cash flows generated by the asset over a period of 5 years. Cash flows beyond this period are estimated using a fixed or declining growth rate for the following years. Estimated cash flows are discounted at a long-term pre-tax market interest rate that reflects sanofi-aventis current assessments of the time value of money and the risks specific to the asset. When appropriate, corporate assets and liabilities and goodwill are allocated to cash-generating units on a reasonable and consistent basis.

Impairment loss and reversal of impairment are recognized under Impairment of property, plant & equipment and intangibles in the income statement. Impairment of goodwill is never reversed.

3.13. Revenue

Revenue arising from sales of goods is presented in the income statement under Sales. Sales comprise sales of pharmaceutical products, vaccines, active ingredients and toll manufacturing, net of sales returns, of customer incentives and of customer discounts, and of certain pharmaceutical levies.

Non-product revenues, such as royalty income from license arrangements that constitute ongoing current operations of the Group, are presented under Other Revenues. Costs associated with non-product revenues are included in Cost of Sales.

3.14. Change in Presentation

In the context of the transition to IFRS, the following reclassifications have been made:

3.14.1. Change From the Proportionate Consolidation Method to the Equity Method

Under IFRS, the Group uses the equity method of accounting for joint ventures in accordance with the option in IAS 31, Interests in Joint Ventures.

3.14.2. Other Reclassifications

The Group has made the following reclassifications under the Sales and Other revenues line items in the context of the transition to IFRS.

•	Pharmaceutical levies

Pharmaceutical levies are paid to governmental authorities in relation to sales of drugs. Calculation methods vary between countries, and such levies can be regarded either as rebates or as taxes depending on the situation. Under French GAAP, the Group classified all these levies under cost of sales in the income statement. Under IFRS, pharmaceutical levies are deducted from Sales or are recorded as taxes in Selling and general expenses, depending on their substance.

•	Royalty income

Royalty income from license agreements is presented under Other Revenues under IFRS in the income statement of the sanofi-aventis Group. Under French GAAP, the Group presented such income as a reduction of the cost of sales.

Additionally, the following changes in presentation have been made.

•	Presentation of Bristol-Myers Squibb (BMS) Alliances

Under French GAAP, alliance entities majority-owned by BMS are presented in a manner similar to the equity method with the Group’s share of the alliance’s co-promotion profit recorded in Other current operating income in the income statement. Alliance entities majority-owned by the Group are fully consolidated, with BMS’ share of co-promotion profit recorded in Other current operating income in the income statement as well.

Under IFRS, entities majority-owned by BMS are presented as equity method investees in the income statement with the Group’s share of co-promotion profit of the Alliance recorded in Share of profit/loss from associates in the income statement. Alliance entities majority-owned by the Group are fully consolidated with BMS’ share of the co-promotion profit presented in Minority interest in the income statement.

Similarly, entities majority-owned by BMS are presented as equity method investees in the balance sheet with the Group’s share of net assets of the alliance accounted for in Investments in Associates. Alliance entities majority-owned by the Group are fully consolidated with BMS’ share of the net assets presented in Minority interest in the balance sheet.

•	Foreign exchange gains and losses

Under French GAAP, realized and unrealized foreign exchange gains and losses are accounted for in financial result. Under IFRS, realized and unrealized gains and losses related to operating activities are recognized under Other current operating income, while realized and unrealized gains and losses on hedging of investing and financing activities are presented under Financial income/Financial expenses.

4. IFRS Reconciliation Note For January 1, 2004

4.1. Note on the Reconciliation of the Balance Sheet

The tables below show the impact of the transition to IFRS on the balance sheet as at the date of transition.

(In millions of euros)	December 31, 2003 – French GAAP	IFRS conversion adjustments and reclassifications	January 1st, 2004 – IFRS
ASSETS
Property, plant and equipment – net	1,449	—	1,449
Goodwill	124	—	124
Intangible assets – net	897	26	923
Investments in associates	126	161	287
Financial assets – non current	116	(44)	72
Deferred income taxes (asset) – net	472	46	518

NON-CURRENT ASSETS	3,184	189	3,373

Assets held for sale	—	—	—
Inventories – net	799	(1)	798
Accounts receivable – net	1,491	(44)	1,447
Other current assets – net	897	(127)	770
Financial assets – current	2,980	(458)	2,522
Cash and cash equivalents	398	(12)	386

CURRENT ASSETS	6,565	(642)	5,923

TOTAL ASSETS	9,749	(453)	9,296

LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity	6,323	(713)	5,610
Minority interest	18	50	68

Total equity	6,341	(663)	5,678

Long-term debt	53	—	53
Provisions and other non-current liabilities	754	151	905
Deferred income taxes (liability)	9	89	98

NON-CURRENT LIABILITIES	816	240	1,056

Liabilities related to operations held for sale	—	—	—
Accounts and notes payable	657	(17)	640
Other current liabilities	1,620	(13)	1,607
Short-term borrowings and current portion of long-term debt	315	—	315

CURRENT LIABILITIES	2,592	(30)	2,562

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,749	(453)	9,296

(In millions of euros)	Elimination of treasury shares (1)	Fair value of financial instruments (2)	Discounting of long- term provisions (3)	Deferred taxes (4)	Share- based payment (5)	Actuarial losses on pension obligations (6)	Capitalization of acquired R&D and internal R&D (7)	Other adjustments (8)	BMS reclassifications (9)	Total of IFRS conversion adjustments and reclassifications
ASSETS
Property, plant and equipment – net	—	—	—	—	—	—	—	—	—	—
Goodwill	—	—	—	—	—	—	—	—	—	—
Intangible assets – net	—	—	—	—	—	—	26	—	—	26
Investments in associates	—	—	—	—	—	—	—	7	154	161
Financial assets – non current	—	6	—	—	—	(50)	—	—	—	(44)
Deferred income taxes (asset) – net	—	2	—	(21)	—	68	(3)	—	—	46

NON-CURRENT ASSETS	—	8	—	(21)	—	18	23	7	154	189

Assets held for sale	—	—	—	—	—	—	—	—	—	—
Inventories – net	—	—	—	—	—	—	—	(1)	—	(1)
Accounts receivable – net	—	(21)	—	—	—	—	—	(23)	—	(44)
Other current assets – net	—	(24)	—	—	—	—	—	—	(103)	(127)
Financial assets – current	(613)	156	—	—	—	—	—	(1)	—	(458)
Cash and cash equivalents	—	—	—	—	—	—	—	(12)	—	(12)

CURRENT ASSETS	(613)	111	—	—	—	—	—	(37)	(103)	(642)

TOTAL ASSETS	(613)	119	—	(21)	—	18	23	(30)	51	(453)

LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity	(628)	76	4	(44)	—	(139)	17	1	—	(713)
Minority interest	—	—	—	—	—	—	—	(1)	51	50

Total equity	(628)	76	4	(44)	—	(139)	17	—	51	(663)

Long-term debt	—	—	—	—	—	—	—	—	—	—
Provisions and other non-current liabilities	—	—	(6)	—	—	157	—	—	—	151
Deferred income taxes (liability)	15	43	2	23	—	—	6	—	—	89

NON-CURRENT LIABILITIES	15	43	(4)	23	—	157	6	—	—	240

Liabilities related to operations held for sale	—	—	—	—	—	—	—	—	—	—
Accounts and notes payable	—	8	—	—	—	—	—	(25)	—	(17)
Other current liabilities	—	(8)	—	—	—	—	—	(5)	—	(13)
Short-term borrowings and current portion of long-term debt	—	—	—	—	—	—	—	—	—	—

CURRENT LIABILITIES	—	—	—	—	—	—	—	(30)	—	(30)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	(613)	119	—	(21)	—	18	23	(30)	51	(453)

As a consequence of the transition to IFRS, Shareholders’ equity has been reduced by €713 million and Minority interest by €50 million.

(1)	The carrying amount of treasury shares (net of provisions), i.e. €613 million, has been subtracted from Shareholders’ equity together with an amount of €15 million impacting Deferred income taxes (liability).

(2)	The recognition of the financial instruments of the Group at fair value led to an increase of €117 million in financial assets. After an increase of €41 million in net deferred tax liabilities, the remeasurement of financial instruments resulted in an increase of €76 million in Shareholders’ equity.

This increase relates to derivative instruments (€111 million in current assets) and to available-for-sale financial assets (€6 million in Financial assets – non current). Derivatives have been reclassified in order to present the impact of their remeasurement on assets or on liabilities as appropriate.

(3)	The discounting of long-term provisions resulted in an adjustment to Provisions and other non-current liabilities amounting to €6 million with a related deferred tax liability effect of €2 million.

(4)	The adjustment to deferred taxes is mainly due to the recognition of deferred taxes on temporary differences arising on investments in associates and joint-ventures. This resulted in an increase in Deferred income taxes (liability) of €23 million and a decrease in Deferred income taxes (asset) – net of €21 million.

(5)	Share-based payments did not have any impact on equity in the opening balance since the expense (related to the fair value of the stock option plans) charged to the income statement is taken against equity.

For information purposes, the cumulative value of services received from employees related to stock option plans not completely vested as at January 1, 2004 was estimated at €131 million.

(6)	As permitted by IFRS 1, the Group has recognized all previously unrecognized actuarial gains and losses related to pensions, other post-employment benefits and jubilees. This gave rise to an increase of €157 million in Provisions and other non-current liabilities and a decrease in the overfunding of pension plans of €50 million under Financial assets – non current. Together with a deferred tax asset of €68 million, the recognition of actuarial gains and losses resulted in a negative impact on Shareholders’ equity of €139 million.

(7)	As at the transition date, the Group capitalized internal second-generation-process development costs that met the conditions of IAS 38 and milestone payments related to external research and development projects and generic files acquired, for a total amount of €26 million, net of amortization, under Intangible assets – net. The Group records milestone payments for external in-process research and development whatever the phase, provided that they give a right to compounds whose development is in progress or access to specific technologies or databases. Amortization begins as of the date marketing regulatory approval is obtained. After the related €9 million tax effect, the net impact of the capitalization of research and development on Shareholders’ equity amounts to €17 million.

(8)	Other adjustments refer to the following:

•	the negative impact of all previous adjustments on Minority interest amounts to €1 million;

•	the effect of the change to the equity method of accounting for the joint-ventures, previously consolidated under the proportionate method. As a result, consolidated amounts relating to these entities have been reclassified in the balance sheet leading to an increase of €7 million in Investments in associates (with no adjustment to equity).

(9)	For the alliance with BMS, sanofi-aventis made the following reclassifications:

•	the share of net assets attributable to BMS, which is related to co-promotion territories under entities majority-owned by the Group, was reclassified under Minority interest (€51 million);

•	the share of net assets attributable to the Group, which is related to the co-promotion territories under entities majority-owned by BMS, was reclassified under Investments in associates (€154 million).

4.2. Note on the Reconciliation of Movements in Equity

(In millions of euros)	Share capital	Additional paid-in capital	Retained earnings	Treasury shares	Stock options	Items recognized directly in equity	Translation reserve	Total sanofi- aventis	Minority interest	Total equity
Balances as at January 1st, 2004 – French GAAP	1,466	2,309	2,952	—	—	—	(404)	6,323	18	6,341
Reclassification of cumulative translation differences as at the transition date	—	—	(404)	—	—	—	404	—	—	—
Elimination of treasury shares (IAS 32)	—	—	—	(628)	—	—	—	(628)	—	(628)
Fair value of financial instruments (IAS 39)
Available-for-sale financial assets: fair valuation	—	—	—	—	—	4	—	4	—	4
Derivative instruments: fair valuation	—	—	6	—	—	66	—	72	—	72
Discounting of long-term provisions (IAS 37)	—	—	4	—	—	—	—	4	—	4
Deferred taxes (IAS 12)	—	—	(44)	—	—	—	—	(44)	—	(44)
Share-based payment (IFRS 2)	—	—	(131)	—	131	—	—	—	—	—
Actuarial losses on pension obligations recognized directly in equity (IFRS 1)	—	—	(139)	—	—	—	—	(139)	—	(139)
Capitalization of research and development (IAS 38)	—	—	17	—	—	—	—	17	—	17
Other adjustments	—	—	1	—	—	—	—	1	(1)	—
BMS reclassifications	—	—	—	—	—	—	—	—	51	51

Total of IFRS conversion adjustments and reclassifications	—	—	(690)	(628)	131	70	404	(713)	50	(663)

Balances as at January 1st, 2004 – IFRS	1,466	2,309	2,262	(628)	131	70	—	5,610	68	5,678

5. IFRS Reconciliation Note For December 31, 2004

5.1. Note on the Reconciliation of the Balance Sheet

(In millions of euros)	December 31, 2004 – French GAAP	IFRS conversion adjustments and reclassifications	December 31, 2004 – IFRS
ASSETS
Property, plant and equipment – net	5,886	—	5,886
Goodwill	23,475	3,080	26,555
Intangible assets – net	29,600	4,750	34,350
Investments in associates	2,404	460	2,864
Financial assets – non current	940	74	1,014
Deferred income taxes (asset) – net	1,925	(20)	1,905

NON-CURRENT ASSETS	64,230	8,344	72,574

Assets held for sale	—	—	—
Inventories – net	3,058	(1)	3,057
Accounts receivable – net	4,501	(38)	4,463
Other current assets – net	2,442	(113)	2,329
Financial assets – current	673	(493)	180
Cash and cash equivalents	1,851	(11)	1,840

CURRENT ASSETS	12,525	(656)	11,869

TOTAL ASSETS	76,755	7,688	84,443

LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity	35,590	5,471	41,061
Minority interest	359	69	428

Total equity	35,949	5,540	41,489

Long-term debt	8,638	16	8,654
Provisions and other non-current liabilities	5,768	134	5,902
Deferred income taxes (liability)	11,395	2,021	13,416

NON-CURRENT LIABILITIES	25,801	2,171	27,972

Liabilities related to operations held for sale	—	—	—
Accounts and notes payable	2,765	(16)	2,749
Other current liabilities	4,852	(7)	4,845
Short-term borrowings and current portion of long-term debt	7,388	—	7,388

CURRENT LIABILITIES	15,005	(23)	14,982

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	76,755	7,688	84,443

(In millions of euros)	Elimi- nation of treasury shares (1)	Fair value of financial instru- ments (2)	Discounting of long- term provisions (3)	Deferred taxes (4)	Share- based payment (5)	Actuarial losses on pension obli- gations (6)	Capitali- zation of acquired R&D and internal R&D (7)	Capitali- zation of in- process Aventis R&D (8)	Amorti- zation and impairment of in- process Aventis R&D (9)	Goodwill on the acquisition of Aventis– Addition (10)	Elimi- nation of goodwill amorti- zation (11)	Other adjust- ments (12)	BMS reclassifi- cations (13)	Total of IFRS conversion adjust- ments and reclassi- fications

ASSETS
Property, plant and equipment – net	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Goodwill	—	—	—	—	—	—	—	—	—	2,796	284	—	—	3,080
Intangible assets – net	—	—	—	—	—	—	52	4,783	(85)	—	—	—	—	4,750
Investments in associates	—	—	—	—	—	—	—	290	—	—	4	7	159	460
Financial assets – non current	—	109	—	—	—	(50)	—	—	—	15	—	—	—	74
Deferred income taxes (asset) – net	—	(25)	—	(32)	—	61	(3)	—	—	(21)	—	—	—	(20)

NON-CURRENT ASSETS	—	84	—	(32)	—	11	49	5,073	(85)	2,790	288	7	159	8,344

Assets held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Inventories – net	—	—	—	—	—	—	—	—	—	—	—	(1)	—	(1)
Accounts receivable – net	—	(17)	—	—	—	—	—	—	—	—	—	(21)	—	(38)
Other current assets – net	—	(23)	—	—	—	—	—	—	—	—	—	(1)	(89)	(113)
Financial assets – current	(624)	132	—	—	—	—	—	—	—	—	—	(1)	—	(493)
Cash and cash equivalents	—	—	—	—	—	—	—	—	—	—	—	(11)	—	(11)

CURRENT ASSETS	(624)	92	—	—	—	—	—	—	—	—	—	(35)	(89)	(656)

TOTAL ASSETS	(624)	176	—	(32)	—	11	49	5,073	(85)	2,790	288	(28)	70	7,688

LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity	(638)	125	3	7	—	(128)	34	5,096	(53)	735	288	2	—	5,471
Minority interest	—	—	—	—	—	—	—	—	—	—	—	(1)	70	69

Total equity	(638)	125	3	7	—	(128)	34	5,096	(53)	735	288	1	70	5,540

Long-term debt	—	16	—	—	—	—	—	—	—	—	—	—	—	16
Provisions and other non-current liabilities	—	—	(5)	—	—	139	—	—	—	—	—	—	—	134
Deferred income taxes (liability)	14	29	2	(39)	—	—	15	(23)	(32)	2,055	—	—		2,021

NON-CURRENT LIABILITIES	14	45	(3)	(39)	—	139	15	(23)	(32)	2,055	—	—		2,171

Liabilities related to operations held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Accounts and notes payable	—	8	—	—	—	—	—	—	—	—	—	(24)	—	(16)
Other current liabilities	—	(2)	—	—	—	—	—	—	—	—	—	(5)	—	(7)
Short-term borrowings and current portion of long-term debt	—	—	—	—	—	—	—	—	—	—	—	—	—	—

CURRENT LIABILITIES	—	6	—	—	—	—	—	—	—	—	—	(29)	—	(23)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	(624)	176	—	(32)	—	11	49	5,073	(85)	2,790	288	(28)	70	7,688

As at December 31, 2004, the transition to IFRS led to an increase of €5,471 million in Shareholders’ equity and of €69 million in Minority interest.

(1)	Treasury shares (net of provisions, i.e. €624 million) have been deducted from Shareholders’ equity together with a deferred tax liability of €14 million.

(2)	Accounting for financial instruments at fair value generated a positive adjustment of €179 million, which impacts several balance sheet items, together with a deferred tax impact of €54 million.

Derivatives have been reclassified in the balance sheet so as to present assets and liabilities, as appropriate.

The increase in fair value of financial assets is linked to:

•	derivative instruments: €9 million in Financial assets – non current and €92 million in the current assets. The impact on Financial assets – non current is related to a specific derivative (contingent payment) following the disposal of Aventis Behring. The adjustment to the current assets relates to foreign exchange and interest rate hedging.

•	available-for-sale financial assets: €100 million under Financial assets – non current. This item includes the increase of €69 million in the fair value of the Rhodia investment.

The increase in the Long-term debt of €16 million is related to the reclassification of the 1983 participating shares from other equity instruments in debt.

(3)	The discounting of long-term provisions generated an adjustment to Provisions and other non-current liabilities of €5 million with a related deferred tax liability effect of €2 million in the balance sheet.

(4)	The impact on deferred taxes relates mainly to the recognition of deferred taxes on taxable temporary differences arising on investments in associates and joint ventures. This resulted in a decrease in Deferred income taxes (liability) of €39 million and a decrease in Deferred income taxes (asset) – net of €32 million.

(5)	Recognition of share-based payments did not have any impact on equity since the expense of €112 million (related to the fair value of the stock option plans) charged to the income statement is taken against equity.

(6)	As at the transition date, the Group recognized all previously unrecognized actuarial gains and losses directly in Shareholders’ equity. Consequently, in 2004, the amortization of previous actuarial gains and losses was eliminated from the income statement. As at December 31, 2004, the total impact on Provisions and other non-current liabilities is an increase of €139 million whereas the decrease in overfunding of pension plans amounts to €50 million under Financial assets – non current.

(7)	The effect of capitalized milestone payments related to external research and development projects and generic files acquired and internal second-generation process development costs amounts to €52 million under Intangible assets – net, net of amortization as at December 31, 2004. Most of the milestones capitalized relate to compounds under development, for which the amortization of the acquired intangibles has not yet started. After a €18 million tax effect, the impact of the application of IAS 38 on research and development in Shareholders’ equity is €34 million.

(8)	In connection with the sanofi-aventis business combination under IFRS, the Group eliminated the amount of in-process research and development charged directly to the income statement under French GAAP. As at December 31, 2004 the related capitalized in-process research and development in the balance sheet (including translation differences) amounted to €4,783 million under Intangible assets – net and €290 million under Investments in associates.

(9)	In 2004, sanofi-aventis started to amortize part of the in-process research and development acquired through the business combination with Aventis, relating to certain projects for which regulatory approval has been obtained since the date of the business combination (August 20, 2004). This amortization generated a reduction of €14 million in Intangible assets – net. Additionally, due to the termination of an ex-Aventis research and development collaboration agreement, the Group recorded an impairment of the related in-process research and development of €71 million.

(10)	The recalculation of the goodwill under IFRS (as opposed to French GAAP) gave rise to an increase in goodwill amounting to €2,796 million, as at December 31, 2004. The increase in the goodwill is linked mainly to deferred taxes and to the fair value of the stock option plans granted by Aventis.

The difference between goodwill calculated under French GAAP and goodwill computed under IFRS is explained as follows (in € million):

goodwill under French GAAP	24,654
goodwill under IFRS	27,577
increase in goodwill under IFRS	2,923

This increase is explained as follows (in € million):

• deferred tax liability on in-process research and development recognized under IFRS	1,862
• fair value of stock option plans granted by Aventis vested or earned as of August 20, 2004	746
• deferred taxes on taxable temporary differences, mainly related to investments in associates	305
• elimination of the tax effect on costs directly attributable to the business combination	23
• other	(13)

2,923

(11)	Under IFRS, the Group eliminated goodwill amortization, which led to a positive impact of €288 million. This effect relates to goodwill prior to August 20, 2004 (€8 million) and to the goodwill resulting from the sanofi-aventis business combination for €280 million, including €4 million related to the joint ventures and associates of the ex-Aventis Group.

(12)	Other adjustments refer to the following:

•	the negative impact of all previous adjustments to Minority interest is €1 million;

•	the effect of the change to the equity method of accounting for the joint-ventures previously consolidated under the proportionate method. As a result, consolidated amounts relating to these entities have been reclassified in the balance sheet, leading to an increase of €7 million in Investments in associates (with no adjustment to equity).

(13)	For the alliance with BMS, sanofi-aventis made the following reclassifications:

•	the share of net-assets attributable to BMS, which is linked to co-promotion territories under entities majority-owned by the Group, was reclassified under Minority interest (€70 million);

•	the share of net-assets attributable to sanofi-aventis, which is related to the co-promotion territories under entities majority-owned by BMS, was reclassified under Investments in associates (€159 million).

5.2. Note on the Reconciliation of the Income Statement

(In millions of euros)	December 31, 2004 – French GAAP		IFRS reclassifications	IFRS conversion adjustments	December 31, 2004 – IFRS
Sales	15,043		(84)	(88)	14,871
Other revenues	—		856	6	862
Cost of sales	(3,753)		(689)	3	(4,439)

GROSS PROFIT	11,290		83	(79)	11,294

Research and development	(7,455)		—	5,066	(2,389)
Selling and general expenses	(4,500)		(83)	(17)	(4,600)
Other current operating income	360		(182)	(2)	176
Other current operating expenses	—		—	—	—
Amortization of intangibles	—		(1,563)	(18)	(1,581)

OPERATING INCOME – CURRENT	(305)		(1,745)	4,950	2,900

Restructuring	—		(608)	(71)	(679)
Impairment of property, plant & equipment and intangibles	—		—	—	—
Other operating income and expenses	—		206	(1)	205

OPERATING INCOME	(305)		(2,147)	4,878	2,426

Intangibles (amortization and impairment) *	(1,563)		1,563	—	—
Financial expenses	(230)		—	(9)	(239)
Financial income	255		(142)	11	124

INCOME BEFORE TAX , SHARE OF PROFIT/ LOSS OF ASSOCIATES AND DISCONTINUED OPERATIONS	(1,843)		(726)	4,880	2,311

Exceptional income and expenses *	(402)		402	—	—
Income tax expense	(819)		220	120	(479)
Share of profit/loss of associates	(261)		361	309	409
Discontinued operations (net of tax)	—		—	—	—
Amortization of goodwill *	(292)		—	292	—

NET INCOME BEFORE MINORITY INTEREST	(3,617)		257	5,601	2,241

Minority interest	7		(257)	(5)	(255)

NET INCOME (LOSS)	(3,610)		—	5,596	1,986

* Line item removed in the IFRS income statement Earnings par share attributable to sanofi-aventis shareholders
–Basic earnings per share	(3.91)	(1)			2.18	(2)
–Diluted earnings per share	(3.91)	(1)			2.17	(3)
(1)	923,286,539 shares under French GAAP
(2)	910,261,740 shares under IFRS
(3)	914,778,793 shares under IFRS

5.2.1. IFRS Reclassifications

(In millions of euros)	Reclassification of amort. and impair. of intangibles (1)	Reclassification of exceptional income and expenses (2)	Reclassification of pharmaceu- tical levies (3)	Reclassification of royalty income (4)	BMS Reclassifications (5)	Reclassification of operating FX gains and losses (6)	Total of IFRS reclassifications

Sales	—	—	(84)	—	—	—	(84)
Other revenues	—	—	—	856	—	—	856
Cost of sales	—	—	167	(856)	—	—	(689)

GROSS PROFIT	—	—	83	—	—	—	83

Research and development	—	—	—	—	—	—	—
Selling and general expenses	—	—	(83)	—	—	—	(83)
Other current operating income	—	—	—	—	(324)	142	(182)
Other current operating expenses	—	—	—	—	—	—	—
Amortization of intangibles	(1,563)	—	—	—	—	—	(1,563)

OPERATING INCOME – CURRENT	(1,563)	—	—	—	(324)	142	(1,745)

Restructuring	—	(608)	—	—	—	—	(608)
Impairment of property, plant & equipment and intangibles	—	—	—	—	—	—	—
Other operating income and expenses	—	206	—	—	—	—	206

OPERATING INCOME	(1,563)	(402)	—	—	(324)	142	(2,147)

Intangibles (amortization and impairment) *	1,563	—	—	—	—	—	1,563
Financial expenses	—	—	—	—	—	—	—
Financial income	—	—	—	—	—	(142)	(142)

INCOME BEFORE TAX, SHARE OF PROFIT/LOSS OF ASSOCIATES AND DISCONTINUED OPERATIONS	—	(402)	—	—	(324)	—	(726)

Exceptional income and expenses *	—	402	—	—	—	—	402
Income tax expense	—	—	—	—	220	—	220
Share of profit/loss of associates	—	—	—	—	361	—	361
Discontinued operations (net of tax)	—	—	—	—	—	—	—
Amortization of goodwill *	—	—	—	—	—	—	—

NET INCOME BEFORE MINORITY INTEREST	—	—	—	—	257	—	257

Minority interest	—	—	—	—	(257)	—	(257)

NET INCOME (LOSS)	—	—	—	—	—	—	—

*	Line item removed in the IFRS income statement

Sanofi-aventis has made the following reclassifications in order to present its income statement under IFRS, with no impact on the net income.

(1)	Amortization and impairment of intangible assets that were recorded below Operating income under French GAAP have been reclassified in Operating income – Current, in reducing this item by €1,563 million.

(2)	Exceptional income and expenses representing a net amount of €402 million under French GAAP have been reallocated to Restructuring (€608 million) and to Other operating income and expenses (€206 million).

Other operating income and expenses of €206 million relate mainly to the gain on the divestments of the Arixtra and Fraxiparine drugs and related assets.

(3)	Pharmaceutical levies that are in substance reductions in the consideration of the seller (i.e. rebates) and that were previously recorded under cost of sales have been reclassified as a reduction of Sales. This concerns mainly levies paid in Germany, Italy and Austria, and some levies in France for a total amount of €84 million. Other levies that are taxes in substance have been reclassified under Selling and general expenses (€83 million).

(4)	The Group has reclassified income from license arrangements related to continuing operations and amounting to €856 million under Other Revenues. This license income was previously deducted from Cost of Sales.

(5)	For the alliance with BMS, sanofi-aventis made the following reclassifications:

•	the share of co-promotion profit attributable to BMS, which is related to co-promotion territories under entities majority-owned by the Group, was reclassified under Minority interest (€257 million); there is no tax effect, since BMS receives a share of profit before tax;

•	the share of co-promotion profit attributable to sanofi-aventis, which is related to the co-promotion territories under entities majority-owned by BMS, was reclassified under Share of profit/loss of associates for €581 million, minus a tax effect of €220 million.

(6)	Realized and unrealized foreign exchange gains and losses related to operating activities have been reclassified for IFRS purposes under Other current operating income. The impact of this reclassification is an increase in the Operating income – current of €142 million.

5.2.2. IFRS Adjustments

(In millions of euros)	Elimin- ation of treasury shares (1)	Fair value of financial instruments (2)	Discounting of long- term provisions (3)	Deferred taxes (4)	Share- based payment (5)	Actuarial losses on pension obligations (6)	Capitalization of acquired R&D and internal R&D (7)	Capitalization of in-process Aventis R&D (8)	Amortization and impairment of in-process Aventis R&D (9)	Goodwill on the acquisition of Aventis- Addition (10)	Elimination of goodwill amortization (11)	Other adjust- ments (12)	Total of IFRS conversion adjust- ments

Sales	—	—	—	—	—	—	—	—	—	—	—	(88)	(88)
Other revenues	—	—	—	—	—	—	—	—	—	—	—	6	6
Cost of sales	—	—	—	—	(12)	3	—	—	—	—	—	12	3

GROSS PROFIT	—	—	—	—	(12)	3	—	—	—	—	—	(70)	(79)

Research and development	—	—	—	—	(18)	1	31	5,046	—	—	—	6	5,066
Selling and general expenses	—	—	—	—	(80)	7	—	—	—	—	—	56	(17)
Other current operating income	—	(2)	—	—	—	—	—	—	—	—	—	—	(2)
Other current operating expenses	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of intangibles	—	—	—	—	—	—	(4)	—	(14)	—	—	—	(18)

OPERATING INCOME – CURRENT	—	(2)	—	—	(110)	11	27	5,046	(14)	—	—	(8)	4,950

Restructuring	—	—	—	—	—	—	—	—	(71)	—	—	—	(71)
Impairment of property, plant and equipment and intangibles	—	—	—	—	—	—	—	—	—	—	—	—	—
Other operating income and expenses	—	—	—	—	—	—	—	—	—	—	(1)	—	(1)

OPERATING INCOME	—	(2)	—	—	(110)	11	27	5,046	(85)	—	(1)	(8)	4,878

Financial expenses	(4)	(4)	(1)	—	—	—	—	—	—	—	—	—	(9)
Financial income	—	11	—	—	—	—	—	—	—	—	—	—	11

INCOME BEFORE TAX, SHARE OF PROFIT/LOSS OF ASSOCIATES AND DISCONTINUED OPERATIONS	(4)	5	(1)	—	(110)	11	27	5,046	(85)	—	(1)	(8)	4,880

Income tax expense	1	(2)	—	52	—	(4)	(9)	23	32	23	—	4	120
Share of profit/loss of associates	—	—	—	—	(2)	—	—	301	—	—	5	5	309
Discontinued operations (net of tax)	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of goodwill *	—	—	—	—	—	—	—	—	—	—	292	—	292

NET INCOME BEFORE MINORITY INTEREST	(3)	3	(1)	52	(112)	7	18	5,370	(53)	23	296	1	5,601

Minority interest	—	—	—	—	—	—	—	—	—	—	—	(5)	(5)

NET INCOME (LOSS)	(3)	3	(1)	52	(112)	7	18	5,370	(53)	23	296	(4)	5,596

*	Line item removed in the IFRS income statement

The transition to IFRS led to an increase of €5,596 million in Net income and of €5 million in Minority interest.

(1)	Reversal of valuation allowance on treasury shares have been eliminated, i.e. €4 million, together with a tax effect of €1 million.

(2)	Accounting for derivatives at fair value generated a decrease of €2 million in Other current operating income and an increase of €4 million in Financial expenses in connection with foreign exchange and interest rate hedging. Beside, a specific derivative (contingent payment) related to the disposal of Aventis Behring led to an adjustment of €11 to Financial income. After tax, i.e. €2 million, the fair value of financial instruments had a net effect of €3 million.

(3)	The unwinding of the discounting of long-term provisions generated an adjustment to Financial expenses of €1 million.

(4)	The adjustment to deferred taxes relates principally to taxable temporary differences related to investments in associates and joint-ventures. This resulted in an additional tax expense of €52 million.

(5)	Accounting for share-based payments resulted in an additional charge in the income statement amounting to €112 million corresponding to the evaluation of services received from employees in 2004 on unvested stock option plans.

(6)	As the Group recognized all previously unrecognized actuarial gains and losses directly in Shareholders’ equity on the transition date, amortization of previous actuarial gains and loss was eliminated for an amount of €11 million with a related tax effect of €4 million.

(7)	Sanofi-aventis capitalized milestone payments related to external research and development projects leading to an increase in Research and development of €31 million. Amortization of previously capitalized research and development represents a €4 million impact. After a tax effect of €9 million, the application of the provisions of IAS 38 on research and development led to an increase of €18 million in the income statement.

(8)	In connection with the sanofi-aventis business combination in 2004, the Group eliminated the in-process research and development that was charged directly to the income statement under French GAAP. This adjustment resulted in an impact of €5,046 million in Research and development and of €301 million in Share of profit/loss of associates. The tax effect is €23 million.

(9)	In 2004, sanofi-aventis started to amortize part of the in-process research and development acquired through the business combination with Aventis relating to certain projects for which regulatory approval has been obtained since the date of the business combination (August 20, 2004). This generated a €14 million charge under Amortization of intangibles. Additionally, due the to the termination of an ex-Aventis research and development collaboration agreement, the Group recorded a restructuring expense of €71 million in the income statement under Restructuring. After tax effect, the reduction in profit or loss turns out to be €53 million.

(10)	Under French GAAP, the cost of the sanofi-aventis business combination includes costs directly attributable to the business combination net of tax, whereas under IFRS, these costs are taken for their gross amount. This divergence resulted in a positive tax adjustment of €23 million under IFRS.

(11)	Under IFRS, the Group eliminated goodwill amortization, which led to a positive impact of €296 million in the income statement. This effect relates to goodwill prior to August 20, 2004 (8 million) and to the goodwill resulting from the sanofi-aventis business combination for €288 million, including €5 million related to the joint ventures and associates of the ex-Aventis Group.

(12)	Other adjustments refer to the following:

•	the impact of all previous adjustments to Minority interests is €5 million;

•	the effect of the change to the equity method of accounting for the joint-ventures, previously consolidated under the proportionate method. As a result, proportionally consolidated amounts relating to these entities have been eliminated from individual line items in the income statement leading an increase of €5 million in share of profit/loss of associates with no impact on net income.

5.3. Note On The Reconciliation of Movements in Equity

(In millions of euros)	Share capital	Additional paid-in capital	Retained earnings	Net income (loss) for the period	Treasury shares	Stock options	Items recognized directly in equity	Translation reserve	Total sanofi- aventis	Minority interest	Total equity
Balances as at December 31, 2004 – French GAAP	2,823	11,915	27,478 (1)	(3,610)	—	—	—	(3,016)	35,590	359	35,949
Reclassification of cumulative translation differences as at the transition date	—	—	(404)	—	—	—	—	404	—	—	—
Elimination of treasury shares (IAS 32)
Ex Sanofi	—	—	—	(3)	(619)	—	—		(622)	—	(622)
Ex Aventis	—	—	—	—	(16)	—	—		(16)	—	(16)
Fair value of financial instruments (IAS 39)
Available-for-sale financial assets: fair valuation	—	—	—	—	—	—	79	—	79	—	79
Derivative instruments: fair valuation	—	—	2	3	—	—	58	(1)	62	—	62
Participating shares: reclassification	—	—	(16)	—	—	—	—		(16)	—	(16)
Discounting of long-term provisions (IAS 37)	—	—	4	(1)	—	—	—	—	3	—	3
Deferred taxes (IAS 12)	—	—	(44)	52	—	—	—	(1)	7	—	7
Share-based payment (IFRS 2)	—	—	(131)	(112)	—	243	—	—	—	—	—
Actuarial losses on pension obligations recognized directly in equity (IFRS 1)	—	—	(139)	7	—	—	—	4	(128)	—	(128)
Capitalization of research and development (IAS 38)	—	—	17	18	—	—	—	(1)	34	—	34

Business combinations – acquisition of Aventis
Capitalization of in-process research and development (IAS 38)	—	—	—	5,370	—	—	—	(274)	5,096	—	5,096
Amortization and impairment of in- process research and development (IAS 38 and IAS 36)	—	—	—	(53)	—	—	—	—	(53)	—	(53)
Goodwill on the acquisition of Aventis – addition (IFRS 3)	—	—	—	23	—	—	—	(34)	(11)	—	(11)
Elimination of goodwill amortization (IFRS 3)	—	—	—	296	—	—	—	(8)	288	—	288
Fair value of Aventis stock option plan allocated to the purchase price (IFRS 2)	—	746	—	—	—	—	—	—	746	—	746
Other IFRS adjustments related to the acquisition of Aventis	—	—	—	—	—	—	2	—	2	—	2

Subtotal – acquisition of Aventis	0	746	0	5,636	0	0	2	(316)	6,068	—	6,068

Other adjustments	—	—	4	(4)	—	—	—	—	—	(1)	(1)
BMS reclassifications	—	—	—	—	—	—	—	—	—	70	70

Total of IFRS conversion adjustments and reclassifications	—	746	(707)	5,596	(635)	243	139	89	5,471	69	5,540

Balances as at December 31, 2004 – IFRS	2,823	12,661	26,771	1,986	(635)	243	139	(2,927)	41,061	428	41,489

(1)	Including 1983 participating shares, €16 million

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

by:	/s/ JEAN-FRANÇOIS DEHECQ
Jean-François DEHECQ Chairman and Chief Executive Officer

Date: April 11, 2005