Form 20-F
period 2005-12-31
SANOFI-AVENTIS
filed 2006-03-31
CIK 1121404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . . .

For the transition period from              to

Commission File Number: 001-31368

Sanofi-Aventis

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

France

(Jurisdiction of incorporation or organization)

174, avenue de France, 75013 Paris, France

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing one half of one ordinary share, par value €2 per share	New York Stock Exchange

Ordinary shares, par value €2 per share	New York Stock Exchange (for listing purposes only)

Securities registered pursuant to Section 12(g) of the Act:

American Depositary Shares, each representing one quarter of a Participating Share Series A, par value €70.89 per share (removed from listing and registration on the New York Stock Exchange effective July 31, 1995).

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005 was:

ordinary shares:    1,401,306,569

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES    ☒        NO  ☐.

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES  ☐        NO  ☒.

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒        No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐        Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES  ☐        NO  ☒.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The consolidated financial statements contained in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted by the European Union as of December 31, 2005 and with IFRS issued by the International Accounting Standards Board (“IASB”) as of the same date. IFRS differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). For a description of the principal differences between IFRS and U.S. GAAP, as they relate to us and to our consolidated subsidiaries, and for a reconciliation of our shareholders’ equity and net income to U.S. GAAP, see Note G to our consolidated financial statements included at Item 18, of this annual report.

Our results of operations and financial condition as of and for the year ended December 31, 2004 and have been significantly affected by our August 2004 acquisition of Aventis and certain subsequent transactions (including the merger of Aventis with and into our Company in December 2004). The results of operations of Aventis for the period between August 20, 2004 and December 31, 2004 have been included in our consolidated income statement and cash flow statement. This resulted in a significant increase in revenues and significant changes in other financial statement items in 2004 compared to 2003. The assets and liabilities of Aventis are also included in our consolidated balance sheet at December 31, 2004. See “Item 5. Operating and Financial Review and Prospects.”

We have prepared unaudited pro forma income statements for 2004 that present our results of operations as if the acquisition had taken place on January 1, 2004, described under “Item 5. Operating and Financial Review and Prospects.” Because of the significance of the Aventis acquisition, we present certain 2004 financial information in this annual report, such as sales of particular pharmaceutical products, as a percentage of our unaudited pro forma sales, rather than as a percentage of our consolidated sales.

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

Brand names appearing in this annual report are trademarks of sanofi-aventis and/or its affiliates, with the exception of:

—	trademarks used or that may be or have been used under license by sanofi-aventis and /or its affiliates, such as Actonel®, Optinate® and Acrel®, trademarks of Procter & Gamble Pharmaceuticals, Alvesco®, a trademark of Altana Pharma AG, Campto®, a trademark of Kabushiki Kaisha Yakult Honsha, Copaxone®, a trademark of Teva Pharmaceutical Industries, Exubera®, a trademark of Pfizer Products Inc., Genasense®, a trademark of Genta Inc in the United States, Tavanic®, a trademark of Daiichi Pharmaceutical Co. Ltd., Mutagrip®, a trademark of Institut Pasteur, Gardasil®, a trademark of Merck & Co., Inc., Herceptin®, a trademark of Genentech, NanoCrystal®, a trademark of Elan Pharmaceuticals, Uvidem®, a trademark of Immuno Design Molecule (IDM), Inc.;

—	trademarks sold by sanofi-aventis and/or its affiliates, such as Altace®, a trademark of King Pharmaceuticals in the United States, Arixta® and Fraxiparine®, trademarks of GlaxoSmithKline, Cardizem®, a trademark of Biovail in the United States, StarLink®, a trademark of Bayer AG, Sabril®, a trademark of Ovation Pharmaceuticals in the United States;

—	Cipro® in the U.S. and Aspirin®, trademarks of Bayer AG, Ivomec®, Eprinex®, Frontline® and Heartgard®, trademarks of Merial and Hexavac®, a trademark of Sanofi Pasteur MSD.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission on Form 6-K, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Examples of such forward-looking statements include:

•	projections of operating revenues, net income, adjusted net income, earnings per share, adjusted earnings per share, capital expenditures, positive or negative synergies, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to products, clinical trials, regulatory approvals and competition;

•	statements about our future economic performance or that of France, the United States or any other countries in which we operate; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such factors, some of which are discussed under “Risk Factors” below, include but are not limited to:

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

N/A

Item 2. Offer Statistics and Expected Timetable

N/A

Item 3. Key Information

A. Selected Financial Data

SUMMARY SELECTED FINANCIAL DATA

The tables below set forth selected consolidated financial data for sanofi-aventis. These financial data are derived from the sanofi-aventis consolidated financial statements. Sanofi-aventis financial statements for the years ended December 31, 2005 and 2004 are included in Item 18 of this annual report.

The consolidated financial statements of sanofi-aventis for the year ended December 31, 2005 have been prepared in compliance with IFRS adopted by the European Union as of December 31, 2005 and with the IFRS issued by the International Accounting Standards Board (IASB) as of the same date. The term “IFRS” refers collectively to International Accounting Standards (IAS), International Financial Reporting Standards (IFRS), Standing Interpretations Committee (SIC) interpretations and International Financial Reporting Interpretations Committee (IFRIC) issued by the IASB. The opening balance sheet as of the transition date (January 1, 2004) and the comparative financial statements for the year ended December 31, 2004 have been prepared in accordance with the same principles.

Sanofi-aventis reports its financial results in euro and in conformity with IFRS, with a reconciliation to U.S. GAAP. Sanofi-aventis also publishes condensed U.S. GAAP information. A description of the principal differences between IFRS and U.S. GAAP as they relate to the sanofi-aventis consolidated financial statements are set forth in Note G to the sanofi-aventis audited consolidated financial statements included in this annual report.

SELECTED CONDENSED FINANCIAL INFORMATION

	As of and for the year ended December 31,
(in millions of euro, except per share data)	2001	2002	2003	2004	2005
IFRS Income statement data:
Net sales	—	—	—	14,871	27,311
Gross profit	—	—	—	11,294	20,947
Operating income	—	—	—	2,426	2,888
Net income	—	—	—	1,986	2,258
Earnings per share: basic (a) Earnings per share: diluted (b)	— —	— —	— —	2.18 2.17	1.69 1.68
IFRS Balance sheet data:
Intangible assets	—	—	—	33,229	30,229
Total assets	—	—	—	85,407	86,658
Long-term debt	—	—	—	8,654	4,750
Equity attributable to equity holders of the company	—	—	—	41,061	46,637
U.S. GAAP Data: (e)
Revenues from sale of products	6,069	7,448	8,048	14,871	27,311
Gross profit	4,843	6,163	6,718	11,293	20,946
Operating profit (loss)	1,715	2,301	2,797	(2,999)	2,816
Net income (loss)	1,098	1,640	1,865	(3,665)	2,202
Earnings (loss) per share: basic (c)	1.52	2.30	2.71	(4.03)	1.65
Earnings (loss) per share: diluted (d)	1.51	2.28	2.70	(4.03)	1.64
Intangible assets	5,178	5,140	4,553	32,858	28,699
Total assets	18,232	17,362	17,424	82,846	86,241
Long-term debt	119	65	53	8,638	4,734
Equity attributable to equity holders of the company	12,749	12,599	12,736	41,632	46,403
Cash dividend paid per share (f)	0,66	0,84	1,02	1,20	—

(a)	Based on the weighted average number of shares outstanding in each period used to compute basic earnings per share, equal to 910.3 million shares in 2004 and 1,336.5 million shares in 2005.
(b)	Based on the weighted average number of shares outstanding in each period used to compute diluted earnings per share, equal to 914.8 million shares in 2004 and 1,346.5 million shares in 2005.
(c)	Based on the weighted average number of shares outstanding in each period used to compute basic earnings (loss) per share, equal to 720.7 million shares in 2001, 714.3 million shares in 2002, 689.0 million shares in 2003, 910.3 million in 2004, and 1,336.5 million in 2005.
(d)	Based on the weighted average number of shares outstanding in each period used to compute diluted earnings (loss) per share, equal to 725.7 million shares in 2001, 718.0 million shares in 2002, 691.1 million shares in 2003, 914.9 million in 2004, and 1,346.5 million in 2005.
(e)	Sanofi-aventis applied Statement of Financial Accounting Standard 142, Goodwill and Other Intangible Assets, as of January 1, 2002 and voluntarily adopted the fair value recognition provisions of Financial Accounting Standard 123, Accounting for Stock-Based Compensation, as of January 1, 2003.

Certain data as of and for the year ended December 31, 2004 have been reclassified to conform to the presentation adopted under IFRS with respect to joint ventures that are no longer accounted for under the proportionate consolidation method.

(f)	Each American Depositary Share, or ADS, represents one half of one share.

EXCHANGE RATE INFORMATION

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro from 2001 through March 28, 2006 expressed in U.S. dollar per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York

(the “Noon Buying Rate”). We provide the exchange rates below solely for your convenience. We do not represent that euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see Item 5. “Operating and Financial Review and Prospects.”

Selected Exchange Rate Information

	Period- end Rate	Average Rate (1)	High	Low
	(U.S. dollar per euro)
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004	1.35	1.25	1.36	1.18
2005	1.18	1.24	1.35	1.17
Last 6 months
2005
September	1.21	1.22	1.25	1.20
October	1.20	1.20	1.21	1.19
November	1.18	1.18	1.21	1.17
December	1.18	1.19	1.20	1.17
2006
January	1.22	1.21	1.23	1.20
February	1.19	1.19	1.21	1.19
March 1st to 28th	1.21	1.20	1.22	1.19

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period for year average, on each business day of the month for monthly average.

On March 28, 2006 the Noon Buying Rate was $1.2078 per euro.

B. Capitalization and Indebtedness

N/A

C. Reasons for Offer and Use of Proceeds

N/A

D. Risk Factors

Important factors that could cause actual financial or operating results to differ materially from expectations are disclosed in this annual report, including without limitation the following risk factors and the factors described under “Cautionary Statement Regarding Forward-Looking Statements.” In addition to the risks listed below, we may be subject to other material risks that are not currently known to us or that we deem immaterial at this time.

Risks Relating to Our Company

The integration of the new Group’s activities presents significant challenges that may result in the combined business not operating as effectively as expected or in the failure to achieve some or all of the anticipated benefits of the business combination.

The benefits and synergies expected to result from the combination of sanofi-aventis and Aventis will depend in part on whether the operations of Aventis can be integrated in a timely and efficient manner with those of sanofi-aventis. Sanofi-aventis faces significant challenges in consolidating sanofi-aventis’ functions with those of Aventis, and integrating the organizations, procedures and operations of the two businesses. The integration of the two businesses is complex and time-consuming, and management must dedicate substantial time and resources to it. These efforts could divert management’s focus and resources from other strategic opportunities and from day-to-day operational matters during the integration process. Failure to integrate successfully the operations of sanofi-aventis and Aventis could result in delay or the failure to achieve some or all of the anticipated benefits from the business combination, including synergies and other operating efficiencies, and could have an adverse effect on our business, operating results, financial condition or prospects.

We incurred substantial debt in connection with the acquisition of Aventis, which limits our business flexibility and requires us to devote cash resources to debt service payments.

In connection with our acquisition of Aventis, our consolidated debt increased substantially, because we incurred new debt to finance the cash portion of the acquisition consideration, and because our consolidated debt includes the debt incurred by Aventis prior to the acquisition. As of December 31, 2005, our net consolidated debt (financial debt less cash and cash equivalents and short term investments) was €9.9 billion, compared to a positive consolidated net cash position of €2.4 billion as of December 31, 2003, prior to the acquisition of Aventis. We make significant debt service payments to our lenders and our current debt level could restrict our ability to engage in additional transactions or incur additional indebtedness. For more information on our debt, please see “Item 5. Operating and Financial Review and Prospectus — Liquidity and Capital Resources” in this annual report.

We depend on the United States market for a significant part of our current and future operating results. A failure to continue our strategy of profitable operations in that market could adversely affect our business, results of operations, financial condition or prospects.

We may not achieve our growth strategy if we do not maintain and continue to expand profitably our presence in the United States, the world’s largest pharmaceuticals market. We have identified the United States, which accounted for approximately 35% of our net sales in 2005, as a potential major source of continued future growth and plan to capitalize on our direct presence in the United States in the coming years to build our leadership in this market. We face a number of challenges in maintaining profitable growth in the United States, including:

•	The success of the management organization that we have established in the United States.

•	The targeting of new products and customer markets.

•	The fact that the United States market is dominated by major U.S. pharmaceutical companies.

•	Slower growth of the U.S. pharmaceutical market.

•	Aggressive generic competition.

•	Potential changes in health care reimbursement policies and possible cost control regulations in the United States, including possible unfavorable developments in coverage of prescription drugs by Medicare.

•	Increased FDA demands, leading to a potentially longer, more costly and more restrictive approval process.

•	Heightened scrutiny of the pharmaceutical industry by the public and the media.

•	Exposure to the euro-dollar exchange rate.

We depend on third parties for the marketing of some of our products. These third parties may act in ways that could harm our business.

We commercialize some of our products in collaboration with other pharmaceutical companies. For example, we currently have a major collaborative arrangement with Bristol-Myers Squibb for the marketing of Plavix® and Aprovel® in the United States and several other countries, and co-marketing agreements with Procter & Gamble Pharmaceuticals for the osteoporosis treatment Actonel® and Teva for Copaxone®, as well as an agreement with Merck & Co., Inc. for the distribution of vaccines in Europe. We also have alliances with several Japanese companies for the marketing of our products in Japan. See “Item 4. Information on the Company — Business Overview — Markets — Marketing and Distribution.” When we commercialize our products through collaboration arrangements, we are subject to the risk that certain decisions, such as the establishment of budgets and promotion strategies, are subject to the control of our collaboration partners, and that deadlocks may adversely affect the activities conducted through the collaboration arrangements. For example, our alliances with Bristol-Myers Squibb (BMS) are subject to the operational management of BMS in some countries, including the United States. We cannot be certain that our partners will perform their obligations as expected. Further, our partners might pursue their own existing or alternative technologies or product candidates in preference to those being developed or marketed in collaboration with us.

The manufacture of our products is technically complex, and supply interruptions, product recalls or inventory losses caused by unforeseen events may reduce sales, delay the launch of new products and adversely affect our operating results and financial condition.

Many of our products are manufactured using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. Our vaccine products in particular are subject to the risk of manufacturing stoppages or the risk of loss of inventory because of the difficulties inherent to the sterile processing of biological materials and the potential for the unavailability of adequate amounts of raw materials meeting our standards. The complexity of these processes as well as strict company and government standards for the manufacture of our products subject us to production risks. The occurrence or suspected occurrence of out-of-specification production can lead to lost inventories, and in some cases product recalls, with consequential reputational damage and the risk of product liability (See “— Product liability claims could adversely affect our business, results of operations and financial condition,” below). The investigation and remediation of any identified problems can cause production delays, substantial expense, lost sales and the delay of new product launches.

We depend on third parties for the manufacture and supply of a substantial portion of our raw materials, specialized components, active ingredients and medical devices.

Availability of Raw Materials and Specialized Components. Third parties supply us with a substantial portion of our raw materials and specialized components. Some raw materials and specialized components essential to the manufacture of our products are not widely available from sources we consider reliable — for example, there is a limited number of approved suppliers of heparins, which are used in the manufacture of Lovenox®. See “Item 4. Information on the Company — Business Overview — Production and Raw Materials” for a description of these outsourcing arrangements.

Third-Party Manufacturing of Active Ingredients. Although our general policy is to manufacture the active ingredients for our products ourselves, we subcontract the manufacture of some of our active ingredients to third parties, which exposes us to the risk of a supply interruption in the event that our suppliers experience financial difficulties or are unable to manufacture a sufficient supply of our products. The manufacture of the active ingredients for Eloxatine® and Xatral® and part of the manufacture of the active ingredient for Stilnox® is currently carried out by third parties, as are some of the manufacturing steps in the production of Lovenox®. Additionally, under our collaborative arrangement with BMS, pharmaceutical production of Plavix® and Aprovel® is conducted partly in sanofi-aventis plants and partly in BMS plants.

Third-Party Supply of Medical Devices. Medical devices related to some of our products, such as certain pens used to dispense insulin, are manufactured by third parties. Reliance on third parties exposes us to the risk of supply interruptions, including as a result of third-party manufacturing problems, as well as the risk of product liability for materials not produced by the Group. See “— Product liability claims could adversely affect our business, results of operations and financial condition,” below.

If disruptions or quality concerns were to arise in the third-party supply of raw materials, specialized components, active ingredients or devices, this would affect our ability to sell our products in the quantities demanded by the market and could damage our reputation and relationships with our customers. See also “— The manufacture of our products is technically complex, and supply interruptions, product recalls or inventory losses caused by unforeseen events may reduce sales, delay the launch of new products and adversely affect our operating results and financial condition,” above. Even though we aim to have backup sources of supply whenever possible, including by manufacturing backup supplies of our principal active ingredients at a second or third facility when practicable, we cannot be certain they will be sufficient if our principal sources become unavailable. Any of these factors could adversely affect our business, operating results or financial condition.

Our collaborations with third parties expose us to risks that they will assert intellectual property rights on our inventions or fail to keep our unpatented technology confidential.

We occasionally provide information and materials to research collaborators in academic institutions or other public or private entities, or request them to conduct tests to investigate certain materials. In all cases we enter into appropriate confidentiality and intellectual property rights agreements with such entities. However, those entities might assert intellectual property rights with respect to the results of the tests conducted by their collaborators, and might not grant licenses to us regarding their intellectual property rights on acceptable terms.

We also rely upon unpatented proprietary technology, processes, know-how and data that we regard as trade secrets and protect them in part by entering into confidentiality agreements with our employees, consultants and certain contractors. We cannot be sure that these agreements or other trade secret protections will provide meaningful protection, or, if they are breached, that we will have adequate remedies. You should read “Item 4. Information on the Company — Business Overview — Patents, Intellectual Property and Other Rights” for more information about our patents and licenses.

Claims relating to marketing practices could adversely affect our business, results of operations and financial condition.

The marketing of our products is heavily regulated, and failure to comply fully with applicable regulations could result in civil or criminal actions against us, and in some circumstances potential disqualification from participation in government health programs. Sanofi-aventis and certain of its subsidiaries are under investigation by various federal government entities in the United States, and are defendants in a number of lawsuits, relating to antitrust and/or pricing and marketing practices, including an investigation of suspected misrepresentations in product price data provided to U.S. federal health programs allegedly leading to inflated government reimbursements. See Note D.22(c) to our consolidated financial statements included at Item 18 of this annual report.

In addition, following judgments holding the U.S. patents covering DDAVP® tablets and Lovenox® to be unenforceable, a number of civil antitrust and fair trade claims have been filed against sanofi-aventis as putative class actions alleging that the Group has prevented competition and generated excess profits.

Because many of these cases allege substantial unquantified damages, including treble damages, and seek significant punitive damages and penalties, it is possible that any final determination of liability could have a material adverse effect on our business, results of operations or financial condition.

Fluctuations in currency exchange rates could adversely affect our results of operations and financial condition.

Because we sell our products in numerous countries, our results of operations and financial condition could be adversely affected by fluctuations in currency exchange rates. We are particularly sensitive to movements in exchange rates between the euro and the U.S. dollar, the British pound, the Japanese yen, and to a lesser extent to currencies in emerging countries. In 2005, approximately 35% of our net sales were realized in the United States. While we incur expenses in those currencies, the impact of currency exchange rates on these expenses does not fully offset the impact of currency exchange rates on our revenues. As a result, currency exchange rate movements can have a considerable impact on our earnings. When deemed appropriate, we enter into transactions to hedge our exposure to foreign exchange risks. These efforts, when undertaken, may fail to offset the effect of adverse currency exchange rate fluctuations on our results of operations or financial condition. For more information concerning our exchange rate exposure, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Risks Relating to Our Industry

We must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments if our products are unsuccessful in clinical trials or fail to receive regulatory approval.

To be successful in the highly competitive pharmaceutical industry, we must commit substantial resources each year to research and development in order to develop new products. In 2005, we spent €4,044 million on research and development, amounting to approximately 14.8% of our net sales. Our ongoing investments in new product launches and research and development for future products could result in higher costs without a proportionate increase in revenues.

The research and development process is lengthy and carries a substantial risk of product failure. If our research and development does not yield sufficient new products that achieve commercial success, our future operating results may be adversely affected.

The research and development process typically takes from 10 to 15 years from discovery to commercial product launch. This process is conducted in various stages, and during each stage there is a substantial risk that we will not achieve our goals and will have to abandon a product in which we have invested substantial amounts.

For example, in order to develop a commercially viable product, we must demonstrate, through extensive pre-clinical and human clinical trials, that the pharmacological compounds are safe and effective for use in humans. There is also no assurance that favorable results obtained in pre-clinical trials will be confirmed by later clinical trials, or that the clinical trials will establish safety and efficacy data sufficient for regulatory approval. In the first quarter of 2006, we had 127 compounds in pre-clinical and clinical development in our targeted therapeutic areas, of which 55 were in phase II or phase III clinical trials. For additional information regarding clinical trials and the definition of the phases of clinical trials, see “Item 4. Information on the Company — Business Overview — Research and Development.” There can be no assurance that any of these compounds will be proven safe or effective, or that they will produce commercially successful products.

After completing the research and development process, we must invest substantial additional resources with a view to obtaining government approval in multiple jurisdictions, with no assurance that approval will be obtained. We must obtain and maintain regulatory approval for our pharmaceutical products from the European Union, the United States and other regulatory authorities before a given product may be sold in these markets. The submission of an application to a regulatory authority provides no assurance that the regulatory authority will grant a license to market the product. Each authority may impose its own requirements, including requiring local clinical studies, and may delay or refuse to grant approval, even though a product has already been approved in another country.

In our principal markets, the approval process for one or more indications of a new product is complex and lengthy, and typically takes from six months to two years from the date of application depending on the country. Moreover, if regulatory approval of a product is granted, the approval may place limitations on the indicated uses for which it may be marketed. A marketed product is also subject to continual review even after regulatory approval. Later discovery of previously unknown problems may result in marketing restrictions or withdrawal of the product, as well as an increased risk of litigation. See also “— Product liability claims could adversely affect our business, results of operations and financial condition,” below. In addition, we are subject to strict government controls on the manufacture, labeling, distribution and marketing of our products. Each of these factors may increase our costs of developing new products and the risk that we may not succeed in selling them successfully.

Obtaining regulatory marketing approval is not a guarantee that the product will achieve commercial success. Commercial success is dependent on a number of factors beyond our control, notably the level of reimbursement which is accorded to the product by public health entities and third-party payers, the acceptance of the product by the medical establishment and patients, and the existence and price of competing products and alternative therapies.

If we are unable to protect our proprietary rights, we may fail to compete effectively or operate profitably.

It is important for our success that we be able to effectively obtain and enforce our patents and other proprietary rights. We currently have over 50,000 patents, patent licenses and patent applications worldwide. To the extent effective patent protection of our products is not maintained, these products will become exposed to competition from generic products. The entry of a generic product into the market typically is followed by a substantial decline in the brand-name product’s sales volume and revenues.

Obtaining Patent Rights. Patent law relating to the scope of claims in the pharmaceutical field in which we operate is continually evolving and can be the subject of some uncertainty. Accordingly, we cannot be sure that:

•	new, additional inventions will be patentable;

•	patents for which applications are now pending will be issued or reissued to us; or

•	the scope of any patent protection will be sufficiently broad to exclude competitors.

Patent protection once obtained is limited in time (typically 20 years), after which competitors may use the covered technology without obtaining a license from us. Because of the time required to obtain regulatory marketing approval, the period of effective patent protection for a marketed product is frequently substantially shorter.

Enforcing Patent Rights. Our competitors may infringe our patents or successfully avoid them through design innovation. To prevent infringement, we may file infringement claims, which are expensive and time consuming and which may result in decisions unfavorable to us. Policing unauthorized use of our intellectual property is difficult, and we may not be able to prevent misappropriation of our proprietary rights. We may also be accused of infringing the rights of others who then seek substantial damages from us. This risk is increased by the growth in the number of patent applications filed and patents granted in the pharmaceutical industry.

Even prior to the scheduled expiration of a patent, third parties may challenge the validity of the patents issued or licensed to us, which may result in the invalidation of these rights and the loss of sales derived from the related products. Such challenges have become increasingly common in recent years. Typical assertions in suits challenging a patent are that (i) the competing product does not fall within the scope of the patent, (ii) that the patent claims matters that are not in fact patentable, for example because they are not a true innovation; or (iii) that there were procedural flaws that invalidate the patent office’s decision to issue the patent. Patent litigation is subject to substantial uncertainty, and we cannot be sure how much protection, if any, will be provided by our patents if we attempt to enforce them and they are challenged in court or in other proceedings.

Additionally, if a competitor chooses to take the risk of launching an infringing product prior to a court’s determination that our patent rights are valid, enforceable and infringed, there can be no assurance (i) that we will be successful in obtaining a preliminary injunction to remove the infringing product from the market prior to obtaining a final injunction at trial, and (ii) that we will be able effectively to both obtain and collect sufficient damages from the competitor to repair all harm caused to us.

Significant challenges to our proprietary rights include:

Plavix®: In the first half of 2002, two pharmaceutical companies, Apotex and Dr. Reddy’s Laboratories, each filed an Abbreviated New Drug Application (ANDA) with the U.S. Food and Drug Administration (FDA), seeking to market a purportedly generic form of Plavix® in the United States and challenging certain U.S. patents relating to Plavix®. Subsequently, in August 2004, Teva filed an ANDA challenging one of the U.S. patents relating to Plavix®. On January 24, 2006, we learned that the FDA had approved Apotex’s ANDA. For additional information regarding ANDAs, see “Item 4. Information on the Company — Business Overview — Regulation.” We have filed suit against Apotex, Dr. Reddy’s Laboratories and Teva for infringement of our patent rights. See “Item 8. Financial Information — Consolidated Financial Statements and Other Financial Information — Information on Legal and Arbitration Proceedings” and Note D.22(b) to our consolidated financial statements included in this annual report at Item 18. The Plavix® patent rights are material to our business, and if we were unsuccessful in asserting them or they were deemed invalid, any resulting introduction of a generic version of Plavix® in the United States would reduce the price that we receive for this product and the volume of the product that we would be able to sell, and could materially adversely affect our business, results of operations and financial condition.

As a reference, the developed sales of Plavix® in 2005 in the United States amounted to €2,585 million out of total worldwide developed sales of sanofi-aventis for all products of €30,778 million. “Developed sales” is a non-GAAP financial measure we use to demonstrate the overall trends for our products in the market, and which consists of sales of our products, excluding sales to our alliance partners, and of sales that are made through our alliances but which are not included in our consolidated sales. In 2005, sanofi-aventis’ share of the profits of the

Plavix® and Aprovel® alliance entities managed by BMS in North America amounted to €404 million after taxes. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2005 Compared with Year Ended December 31, 2004” herein for additional information as well as a derivation of “developed sales.”

Allegra®: We have been notified that seven generic pharmaceutical companies are seeking FDA approval to market generic versions of Allegra® products in the United States. We have filed patent infringement lawsuits against all of these companies. Two of these companies, Barr and Teva, announced in September 2005, that they were launching their generic version of Allegra® immediately without first waiting for the judgment in the pending patent litigation. Although we continue to assert our patent rights against these companies, this generic launch has already resulted in a substantial decline in the Group’s sales of Allegra®, which dropped to €160 million in the last quarter of 2005 compared to €373 million in the last quarter of the preceding year.

Lovenox®: In June 2003, we were notified that both Amphastar Pharmaceuticals and Teva Pharmaceuticals were seeking approval from the FDA for purportedly generic versions of Lovenox® and are challenging the patent protection of this product. In June 2005, the U.S. District Court for the Central District of California granted Amphastar’s request for a summary judgment ruling our patent unenforceable on the grounds of inequitable conduct. Although we are appealing this decision, if we do not succeed in having the lower court decision overturned, we will no longer be able to assert our patent rights in the United States against purportedly generic versions of enoxaparin, the active ingredient of Lovenox®.

We are also involved in litigation challenging the validity or enforceability of patents related to a number of other products in the United States and the European Union, and challenges to other products may be expected in the future. We can give no assurance that as a result of these challenges we will not face generic competition for additional group products. See “Item 8. Financial Information — Consolidated Financial Statements and Other Financial Information — Information on Legal or Arbitration Proceedings” and Note D.22(b) to our consolidated financial statements included in this annual report at Item 18 for additional information.

Product liability claims could adversely affect our business, results of operations and financial condition.

Product liability is a significant commercial risk for us, and may become a more significant risk as we expand in the United States (where product liability claims can be particularly costly). Substantial damage awards have been made in certain jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. Several pharmaceutical companies have recently recalled or withdrawn products from the market based on actual or suspected product risks, and currently face significant product liability claims. We are currently defending a number of product liability claims (see Note D.22 to the consolidated financial statements included at Item 18 of this annual report and “Item 8. Financial Information — Information on Legal or Arbitration Proceedings.”), and there can be no assurance that the Group will not face additional claims in the future. Although we maintain insurance to cover the risk of product liability, we cannot be certain that our insurance will be sufficient to cover all potential liabilities. Further, we face a general trend in the insurance industry to exclude certain products from coverage and to reduce insured limits for liabilities, causing companies to rely increasingly on self-insurance. Substantial product liability claims, if successful, could adversely affect our business, results of operations and financial condition.

Use of biologically derived ingredients may face consumer resistance, which could adversely affect sales and cause us to incur substantial costs.

In line with industry practice, we manufacture our vaccines and many of our prescription pharmaceutical products with ingredients derived from animal or plant tissue. Most of these products cannot be made economically, if at all, with synthetic ingredients. We subject our products incorporating these ingredients to extensive tests and believe them to be safe. There have been instances in the past where the use of biologically derived ingredients by sanofi-aventis or its competitors has been alleged to be an actual or theoretical source of harm, including infection or allergic reaction, or instances where production facilities have been subject to prolonged periods of closure because of possible contamination. Such allegations have on occasion led to damage claims and increased consumer resistance to such ingredients. A substantial claim of harm caused by a product incorporating biologically derived ingredients or a contamination event could lead us to incur potentially substantial costs as a result of, among other things, litigation of claims, product recalls, adoption of additional safety measures, manufacturing delays, investment in consumer education, and development of synthetic substitutes for ingredients of biological origin. Such claims could also generate consumer resistance, with a corresponding adverse effect on sales and results of operations.

We face uncertainties over the pricing of pharmaceutical products.

The commercial success of our products depends in part on the conditions under which our products are reimbursed. Price pressure is strong due to:

•	price controls imposed by governments in many countries;

•	removal of a number of drugs from government reimbursement schemes; and

•	the tendency of governments and private health care providers to favor generic pharmaceuticals.

Price pressure is considerable in our two largest markets, Europe and the United States, which represented approximately 44% and 35%, respectively, of our net sales in 2005. Changes in the pricing environments in the United States or Europe (on an individual country basis) could have a significant impact on our sales and results of operations. See “Item 4. Information on the Company — Business Overview — Pricing” for a description of certain regulatory pricing systems that affect our Group.

Our results may also be adversely affected by parallel imports, a practice by which traders exploit price differentials among markets by purchasing in lower-priced markets for resale in higher-priced markets.

Changes in the marketing status or competitive environment of our major products could adversely affect our results of operations.

In some cases, pharmaceutical products face the risk of being switched from prescription drug status to over-the-counter (OTC) drug status by national regulatory authorities. OTC drugs may not benefit from the same reimbursement schemes and are generally priced significantly lower than brand-name prescription drugs. The competitive environment for our products could also be adversely affected if generic or OTC versions of competitors’ products were to become available.

Risks from the handling of hazardous materials could adversely affect our results of operations.

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

Environmental liabilities and compliance costs may have a significant adverse effect on our results of operations.

The environmental laws of various jurisdictions impose actual and potential obligations on our Group to remediate contaminated sites. These obligations may relate to sites:

•	that we currently own or operate;

•	that we formerly owned or operated; or

•	where waste from our operations was disposed.

These environmental remediation obligations could significantly reduce our operating results. In particular, our accruals for these obligations may be insufficient if the assumptions underlying these accruals prove incorrect or if we are held responsible for additional, currently undiscovered contamination. Sanofi-aventis accrues reserves for remediation when our management believes the need is probable and that it is reasonably possible to estimate the cost. These judgments and estimates may later prove inaccurate, and any shortfalls could have a material adverse effect on our results of operations. See “Item 4. Information on the Company — Business Overview — Health, Safety and Environment” for additional information regarding our environmental policies.

Furthermore, we are or may become involved in claims, lawsuits and administrative proceedings relating to environmental matters. Some current and former sanofi-aventis subsidiaries have been named as “potentially responsible parties” or the equivalent under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (also known as “Superfund”), and similar statutes in the United States, France, Germany, Brazil and elsewhere. As a matter of statutory or contractual obligation, we and/or our subsidiaries may retain responsibility for environmental liabilities at some of the sites our predecessor companies, or our subsidiaries that we demerged, divested or may divest. We are currently involved, for example, in litigation with Albemarle and Rhodia over environmental remediation at several sites no longer owned by the Group. An adverse outcome in any of these might have a significant adverse effect on our operating results. See Note D.22(e) to the consolidated financial statements included at Item 18 of this annual report.

Finally, stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to our Group and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, thereby adversely affecting our business, results of operations or financial condition.

Risks Relating to an Investment in our Shares or ADSs

Foreign exchange fluctuations may adversely affect the U.S. dollar value of our ADSs and dividends (if any).

As a holder of ADSs, you may face exchange rate risk. Our ADSs trade in U.S. dollars and our shares trade in euro. The value of the ADSs and our shares could fluctuate as the exchange rates between these currencies fluctuate. If and when we do pay dividends, they would be denominated in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of ADSs upon conversion by the depositary of cash dividends, if any. Moreover, these fluctuations may affect the U.S. dollar price of the ADSs on the New York Stock Exchange (NYSE), whether or not we pay dividends in addition to the amounts, if any, that you would receive upon our liquidation or upon the sale of assets, merger, tender offer or similar transactions denominated in euro or any foreign currency other than U.S. dollars.

If you hold ADSs rather than shares it may be difficult for you to exercise some of your rights as a shareholder.

As a holder of ADSs, it may be more difficult for you to exercise your rights as a shareholder than it would be if you directly held shares. For example, if we offer new shares and you have the right to subscribe for a portion of them, the depositary is allowed, at its own discretion, to sell for your benefit that right to subscribe for new shares instead of making it available to you. Also, to exercise your voting rights, as a holder of ADSs, you must instruct the depositary how to vote your shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for you, as a holder of ADSs, than for holders of shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

Our two largest shareholders own a significant percentage of the share capital and voting rights of sanofi-aventis.

At December 31, 2005, Total and L’Oréal, our two largest shareholders, held approximately 12.7% and 10.2% of our issued share capital, respectively, accounting for approximately 19.5% and approximately 17.4%, respectively, of the voting rights of sanofi-aventis. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreement.”

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

Sales of our shares may cause the market price of our shares or ADSs to decline.

Neither Total nor L’Oréal are, to our knowledge, subject to any contractual restrictions on the sale of the shares each holds in our Company. Sales of a substantial number of our shares, or a perception that such sales may occur, could adversely affect the market price for our shares and ADSs.

Item 4. Information on the Company

Introduction

We are a global pharmaceutical group engaged in the research, development, manufacture and marketing of healthcare products. In 2005, our net sales amounted to €27,311 million. On the basis of 2005 net sales, we are the third largest pharmaceutical group in the world and the largest pharmaceutical group in Europe (IMS/GERS year end 2005; all available channels). Sanofi-aventis is the parent of a consolidated group of companies. A list of the principal subsidiaries included in this consolidation is shown at Note E to the consolidated financial statements included under Item 18 of this annual report.

Our business includes two main activities: pharmaceuticals (principally prescription drugs) and human vaccines.

In our pharmaceuticals activity, which generated net sales of €25,249 million in 2005, we specialize in six therapeutic areas:

•	Cardiovascular: Our cardiovascular products include two major hypertension treatments: Aprovel® and Tritace®.

•	Thrombosis: Our thrombosis products include two leading drugs in their categories: Plavix®, an anti-platelet agent indicated for a number of atherothrombotic conditions, and Lovenox®, a low molecular weight heparin indicated for deep vein thrombosis and for unstable angina and non-Q-wave myocardial infarction.

•	Metabolic Disorders: Our products for metabolic disorders include Lantus®, a long acting analog which is a leading brand in the insulin market, and Amaryl®, a once-daily sulfonylurea.

•	Oncology: Our lead products in the strategic oncology market are Taxotere®, a taxane derivative representing a cornerstone therapy in several cancer types, and Eloxatine®, an innovative platinum agent, which is a leading treatment of metastatic colorectal cancer.

•	Central Nervous System (CNS): Our CNS medicines include Stilnox® /Ambien CR™, the world’s leading insomnia prescription medication; Copaxone®, an immunomodulating agent indicated in multiple sclerosis; and Depakine®, a leading epilepsy treatment.

•	Internal Medicine: In internal medicine, we are present in several fields. In respiratory/allergy, our products include Allegra®, a non-sedating prescription antihistamine, and Nasacort®, a local corticosteroid indicated in allergic rhinitis. In urology, we are present with Xatral®, a leading treatment for benign prostatic hypertrophy. In osteoporosis, we are present with Actonel®.

Our top fifteen products are Lovenox®, Plavix®, Taxotere®, Eloxatine®, Stilnox®, Allegra®, Lantus®, Tritace®, Copaxone®, Aprovel®, Amaryl®, Actonel®, Depakine®, Xatral® and Nasacort®, which together accounted for 64.1% of our net sales for the pharmaceutical activity, or €16,188 million, in 2005.

In the human vaccines activity, we are a major player with leading vaccines in five areas:

•	Pediatric combination vaccines providing protection against such diseases as pertussis, diphtheria, tetanus, and Haemophilus influenza type b. Our main products are Daptacel®, Tripedia®, Act-HIB®, Pentacel™, Pediacel® and Tetract-Hib®. We also produce polio vaccines, such as Ipol® and Imovax® Polio, as well as oral polio formulations, all of which contribute to polio eradication strategies in both developed and developing countries.

•	Influenza vaccines, which experienced strong growth in the Northern Hemisphere with Fluzone® and Vaxigrip®.

•	Adult and adolescent booster vaccines protecting against pertussis, tetanus, diphtheria and polio (in several products). Our main products include: Adacel® (the first trivalent booster against pertussis, tetanus and diphtheria for adolescents and adults), Decavac®, Repevax® and Revaxis®.

•	Meningitis vaccines, where our main products are the quadrivalent vaccines Menactra® and Menomune®. Menactra® (approved by the FDA in January 2005) is a conjugate vaccine that is expected to provide a longer-lasting immune response.

•	Travel/Endemic vaccines, which include a wide range of vaccines against hepatitis A, typhoid, rabies, yellow fever, Japanese encephalitis, cholera, Enterotoxigenic Escherichia coli (ETEC) and anti-venoms. Key products include Imovax® Rabies, Verorab®, Typhim Vi®, Avaxim® and Vivaxim®.

In 2005, the human vaccines business recorded net sales of €2,062 million, significantly boosted by three successful launches in the United States (Decavac® in January, Menactra® in March and Adacel® in July) and a highly successful influenza vaccination season.

We have a strong commitment to research and development. We have 28 research centers and over 17,600 employees (including Vaccines, Industrial Development and Medical/Regulatory staff in subsidiaries) devoted to research and development.

A. History and Development of the Company

Sanofi-aventis was incorporated under the laws of France in 1994 as a société anonyme, a form of limited liability company, for a term of 99 years. We operate under the commercial name “sanofi-aventis.” Our registered office is located at 174, avenue de France, 75013 Paris, France, and our main telephone number is +33 1 53 77 40 00. Our principal U.S. subsidiary’s office is located at 300 Somerset Corporate Boulevard, Bridgewater, NJ 08807-2854.

Following the acquisition of Aventis in August 2004, sanofi-aventis is present in more than 100 countries on five continents and employed over 97,100 people worldwide at year end 2005. The main purpose of the merger of Sanofi-Synthélabo and Aventis was to create a platform for strong, sustainable and profitable growth. Our legacy companies bring to the Group more than a century of experience in the pharmaceutical industry. Sanofi-Synthélabo itself was the result of the 1999 merger of Sanofi and Synthélabo, two major French pharmaceutical companies.

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

The formation of Aventis on December 15, 1999 was the result of the combination of Rhône-Poulenc and Hoechst bringing together a broad portfolio of activities including prescription drugs and vaccines, which became the core business of Aventis.

Hoechst traces its origins to the second half of the 19th century, with the German industrial revolution and the emergence of the chemical industry. Traditionally active in pharmaceuticals (notably penicillin), Hoechst strengthened its position in that industry by taking a controlling interest in Roussel-Uclaf in 1974 and the U.S. pharmaceutical company Marion Merrell in 1995. Hoechst was especially strong in metabolic disorders with Amaryl® and several insulin products, and cardiovascular diseases with Tritace®.

Rhône-Poulenc was formed in 1928 from the merger of two French companies, a chemical company created by the Poulenc brothers and Société Chimique des Usines du Rhône, which was founded in 1895. The company’s activities in the first half of the 20th century focused on producing chemicals, textiles and pharmaceuticals (acetylsalicylic acid and penicillin). Rhône-Poulenc began to focus its activities on life sciences in the 1990s, which led to the successive purchases of Rorer, a U.S. pharmaceutical company acquired in two stages in 1990 and 1997, Institut Mérieux in the area of vaccines in 1994 and the U.K. pharmaceuticals company Fisons in 1995. Rhône-Poulenc’s main therapeutic fields were thrombosis with Lovenox®, oncology with Taxotere® and Campto® (divested in 2004), respiratory diseases with Nasacort®, and vaccines.

The Acquisition

On January 26, 2004, Sanofi-Synthélabo announced a bid to acquire all of the shares of Aventis through mixed exchange/cash tender offers on substantially identical terms in France, Germany and the United States. On April 26, 2004, the managements of Sanofi-Synthélabo and Aventis announced that the Supervisory Board of Aventis had voted to recommend an improved offer to Aventis shareholders. On August 20, 2004 Sanofi-Synthélabo acquired control of Aventis upon the settlement of these offers. At that time, Sanofi-Synthélabo changed its registered name to “sanofi-aventis.” A subsequent offering period followed. As a result of these offers, sanofi-aventis acquired an aggregate of 791,317,811 Aventis ordinary shares, which represented slightly over 98% of the share capital and 98% of the voting rights of Aventis on an undiluted basis (or over 92.44% of the share capital and the voting rights on a fully diluted basis). In December 2004, the respective extraordinary shareholder meetings of Aventis and sanofi-aventis adopted an agreement and plan of merger, and on December 31, 2004, Aventis merged with and into sanofi-aventis, with sanofi-aventis as the surviving company.

We divested certain assets in connection with the acquisition, including two products, Fraxiparine® and Arixtra®, that we sold in order to respond to potential demands from competition authorities in relation to the acquisition. Aventis also divested certain assets, including its product Campto®.

Mandatory Offers Subsequent to the Acquisition

Hoechst

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

Following the mandatory offer, Aventis proposed a squeeze-out resolution to the remaining minority shareholders of Hoechst according to which the shares of the remaining minority shareholders would be transferred to Aventis (now sanofi-aventis) for cash compensation of €56.50 per share. On December 20 and 21, 2004 at an Extraordinary Shareholders Meeting, the shareholders of Hoechst AG approved this squeeze-out resolution. The price initially set out in the resolution was raised to €63.80 per share in settlement of shareholder suits contesting the validity of the squeeze-out, and the squeeze-out of the minority shareholders took legal effect on July 12, 2005. At the same time, Hoechst became a wholly owned subsidiary of the sanofi-aventis Group. Those minority shareholders who waived their right to any future price increase resulting from litigation received an additional €1.20 per share. Following the squeeze-out, a number of former minority shareholders have commenced litigation contesting the adequacy of the price paid by sanofi-aventis. These suits, which do not contest sanofi-aventis’ ownership of the shares acquired through the squeeze-out, are ongoing. See Note D.2. to the consolidated financial statements included under Item 18 of this annual report.

Aventis Pharma Limited India

In accordance with the Securities and Exchange Board of India takeover regulations, on August 11, 2004, sanofi-aventis announced that it intended to acquire up to 4,606,125 fully paid up equity shares of Aventis Pharma Limited India (a company that is 50.1% owned by Hoechst through its wholly owned subsidiary, Aventis Pharma Holding GmbH), for a cash offer price of Rupee 792.20 (€13.96) per fully paid up equity share and aggregate consideration of Rupee 3,648 million (€64.27 million).

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

B. Business Overview

Strategy

Our mission at sanofi-aventis, as the third largest pharmaceutical group in the world and first in Europe, is to do more, perform better and move faster in the field of health.

This means that we are committed to finding new compounds that bring hope and are essential to medical progress. We are equally committed to providing millions of patients with new, innovative and effective drugs to combat disease, to participating actively to make medicines accessible to the greatest number of people possible, and to seek to ensure the development of our Group through a strategy of strong, sustainable and profitable growth.

In 2005, we achieved a successful integration and exceeded objectives with:

•	Strong growth in excess of pharmaceutical markets in all three of our geographical regions (United States, Europe and Rest of World), acceleration of our vaccines sales growth and a number of successful launches.

•	Sustainable growth, thanks to an accelerated progression of our research and development portfolio, the increase in our sales forces worldwide, especially in fast growing markets, and investments in production facilities, especially in vaccines.

•	Profitable growth, by realizing synergies more quickly than expected as well as delivering a significant increase in earnings per share and a reduction of debt.

The key elements of our strategy for the coming years are to:

•	Capitalize on the potential of our pharmaceutical markets. Despite a tougher environment, with our presence in key therapeutic areas, we plan to respond to unmet healthcare needs in fields such as cardiovascular, central nervous system, diabetes, cancers, metabolic disorders, and pandemic infectious diseases, as well as to address new healthcare needs that an aging population is facing and to contribute to providing wider access to healthcare in emerging countries.

•	Increase the momentum of our products and strengthen our leading positions in major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine and human vaccines. We plan to continue to develop our large portfolio of fast-growing drugs with seven products having individual annual sales in excess of €1 billion during 2005 (Lovenox®, Plavix®, Allegra®, Lantus®, Taxotere®, Stilnox® and Eloxatine®) as well as to maximize the performance of our high-potential products. We intend to make the necessary investments in marketing and other resources to fully promote our high-potential products which are in early stages of their life cycles and have significant remaining potential for sustained growth.

•	Continue to defend all our products worldwide, including our mature products, which are of excellent quality and which play a vital role in balancing health care system costs. Over time, we intend to maintain and consolidate the part of our portfolio beyond the top 15 products through selective investments, remaining faithful to one of our fundamental principles: that there is no such thing as a small market or a small product.

•	Reinforce our leading position in innovation, with a significant number of blockbusters and significant prospects for the future (major launches are expected in 2006 and the coming years). We believe we now have one of the best portfolios in the pharmaceutical industry with, in particular, compounds which are “first in class,” as described below in the section “A rich, innovative and balanced R&D Portfolio.” The diversity of our researchers, combined with their access to high technology tools, leads to impressive cross-fertilization that we expect will contribute to the strength and pertinence of our Group. We intend to support our research and development strategy with a strong and increased level of spending.

•	Capitalize on a well balanced geographical development. We believe sanofi-aventis is well positioned with a well-balanced presence across the United States, Europe and Rest of the world.

•	Strengthen our leadership position in tomorrow’s key markets (including Brazil, Russia, India and China). We intend to develop strong positions in these fast-growing markets, aiming to match our worldwide market share by seizing significant opportunities and developing local and integrative strategies. We intend to reinforce our commercial presence with strong investment in sales forces and further develop our industrial facilities, clinical research units and development centers. Finally, we aim to optimize the complementarity between pharmaceuticals and vaccines to leverage our global market penetration.

Major Products

Sanofi-aventis is organized around two main business activities: our pharmaceuticals business and our human vaccines business, the latter which is conducted through our wholly owned subsidiary sanofi pasteur.

In the description below, the following should be kept in mind:

•	A drug can be referred to either by its international non-proprietary name (INN), or by its brand name, which is normally exclusive to the company that markets it. In most cases, our brand names, which may vary from country to country, are protected by trademark registrations. In general, we have chosen in this annual report to refer to our products by the brand names that we use in France, except for Allegra® (sold in France as Telfast®), Tritace® (sold in France as Triatec®), and Amaryl® (sold in France as Amarel®).

•	For our pharmaceutical business, except where otherwise stated, all market share percentages and rankings are based on full-year 2005 sales figures from IMS Health MIDAS for all countries, except for France, for which they are based on full-year 2005 sales data from GERS.

•	For our human vaccines business, market shares and rankings are based on our own estimates. We have assembled information based on various sources, including industry contacts, statistical information we have collected and information published by competitors or otherwise.

•	In this annual report, we present both our consolidated net sales from our leading products sold through alliances, and “developed sales.” See “Item 5. Operating and Financial Review and Prospects — Presentation of Net Sales” for the definition of “developed sales.”

Pharmaceutical Activity

Within our pharmaceuticals business, we focus on six main therapeutic areas: cardiovascular, thrombosis, metabolic disorders, oncology, central nervous system and internal medicine.

Top 15 products

The following table sets forth the net sales and developed sales, where applicable, of our top 15 products for the year ended December 31, 2005.

Top 15 Products

Therapeutic Area / Product Name	2005 Net Sales	2005 Developed Sales*	Drug Category / Main Areas of Use
	(millions of €)
Cardiovascular
Aprovel® (irbesartan)	892	1,559	Angiotensin II receptor antagonist
			• Hypertension
Tritace® (ramipril)	1,009		Angiotensin Converting Enzyme Inhibitor
			• Hypertension • Congestive heart failure after myocardial infarction

Thrombosis
Lovenox® (enoxaparin sodium)	2,143		Low molecular weight heparin
			• Deep vein thrombosis • Unstable angina / non-Q-wave myocardial infarction
Plavix® (clopidogrel)	2,026	4,739	Platelet adenosine disphosphate receptor antagonist
			• Atherothrombosis

Metabolic disorders
Lantus® (insulin glargine)	1,214		Long-acting analogue insulin
			• Type 1 and 2 diabetes mellitus
Amaryl® (glimepiride)	677		Sulfonylurea
			• Type 2 diabetes mellitus

Oncology
Taxotere® (docetaxel)	1,609		Cytotoxic agent
			• Breast cancer • Non small cell lung cancer • Prostate cancer
Eloxatine® (oxaliplatin)	1,564		Cytotoxic agent
			• Colorectal cancer

Central Nervous System
Stilnox® (zolpidem)	1,519	1,606	Hypnotic
			• Sleep disorders
Copaxone® (glatiramer acetate)	902		Non-interferon immunomodulating agent
			• Multiple sclerosis
Depakine® (sodium valproate)	318		Anti-epileptic
			• Epilepsy

Internal Medicine
Respiratory/Allergy
Allegra® (fexofenadine)	1,345		Antihistaminic
			• Allergic rhinitis • Urticaria
Nasacort® (triamcinolone acetonide)	278		Local corticosteroid
			• Allergic rhinitis
Urology
Xatral® (alfuzosin)	328		Uroselective alpha1-blocker
			• Benign prostatic hypertrophy
Osteoporosis
Actonel® (risedronate)	364		Biphosphonate
			• Osteoporosis

*“Developed sales” is a non-GAAP financial measure, refer to Item 5.

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

Aprovel® was launched in 1997 and is now marketed in more than 80 countries, including the United States (under the brand name Avapro®), through an alliance with Bristol-Myers Squibb, (BMS). In Japan, where the product is licensed to BMS and Shionogi, an application for marketing authorization for the treatment of hypertension was submitted in October 2002, and the review is still ongoing.

Aprovel® is also approved for the treatment of nephropathy in hypertensive patients with type 2 diabetes, in both Europe and the United States. These approvals were based on the results of the PRIME program, a clinical program that demonstrated that irbesartan protects type-2 diabetic hypertensive patients from the progression of renal impairment, at both early and more advanced stages of the disease. Following the announcement of the PRIME results in 2002, the American Diabetes Association (ADA) recommended the use of angiotensin receptor antagonists, such as Aprovel®, as a first-line treatment for renal disease in hypertensive patients with type-2 diabetes.

In June 2005, results of the INCLUSIVE trial, an important efficacy clinical trial for CoAprovel® in uncontrolled hypertensive patients on monotherapy, were released and published at the European Society of Hypertension meeting. The trial demonstrated that CoAprovel® can result in the achievement of blood pressure goals in eight out of 10 patients from diverse patient populations. As less than a third of the treated hypertensive patients are currently treated to the blood pressure goal recommended by international guidelines, these results could move hypertension management towards a new standard.

Two further efficacy trials were completed in 2005 to evaluate Aprovel® and CoAprovel® in patients with severe and moderate hypertension. Results are due to be announced in 2006.

To continue to demonstrate the protective effects of Aprovel® beyond the blood pressure lowering efficacy, several clinical trials were initiated or completed in 2005:

•	The IMPROVE clinical trial, intended to demonstrate the end-organ protective effects of Aprovel® in patients at high risk for cardiovascular events, was completed in 2005. Results of this 400-patient study are expected in 2006.

•	Another 400-patient trial in hypertensive patients with metabolic syndrome was initiated in 2005 to determine the metabolic effect of Aprovel® in this patient population. Results are expected in 2007.

•	We also launched a large international survey, i-SEARCH, to evaluate the prevalence of microalbuminuria, a recognized cardiovascular risk marker, in hypertensive patients with or without cardiovascular disease. The survey will be conducted in approximately 23,000 patients across 33 countries. Results of this survey are expected in 2006.

We are currently conducting two large-scale clinical programs as part of our life cycle management program for Aprovel® that will enroll a total of 14,100 patients and that we expect to complete in 2006/2007:

•	I-PRESERVE evaluates the benefit of Aprovel® in the treatment of diastolic heart failure, a specific but common form of heart failure. This 4,100-patient study was initiated in 2002. Results are expected late 2007.

•	ACTIVE-I evaluates the efficacy of Aprovel® combined with clopidogrel (the active ingredient in Plavix®), in preventing complications in patients suffering from atrial fibrillation. We began this clinical program in 2003, with enrolment for the 10,000-patient study ongoing. Results are expected in 2007.

A new dosage formulation and its pharmaceutical form, CoAprovel® 300 mg irbesartan / 25 mg HCTZ, was approved by the FDA and launched in the United States in June 2005. The same formulation has been submitted for marketing authorization in Europe in 2006.

At the end of 2005, based on the total sales of Aprovel® and CoAprovel®, we rank third in the top five European markets (all channels except Italy & Spain retail only) and third in the United States among the angiotensin II receptor antagonists in the hypertension market. (IMS sales December 2005, GERS for France, parallel trade sales re-allocated in Germany)

Tritace®/Triatec®/Delix®/Altace®

Tritace® (ramipril) is an angiotensin converting enzyme (ACE) inhibitor for the treatment of hypertension, congestive heart failure after myocardial infarction and nephropathy. Its use has widely increased since the initial publication of the Heart Outcomes Prevention Evaluation (HOPE) study in 2000 showing it to be effective in reducing the incidence of stroke, heart attacks and cardiovascular death in high-risk patients. Tritace® is the only ACE inhibitor approved for the prevention of stroke, heart attack and death in people at high risk for cardiovascular events.

The long-term follow up study of the HOPE trial, HOPE TOO, was published in Circulation in September 2005. The results of HOPE TOO confirm that sustained vascular and metabolic benefits attained with Tritace® 10 mg on top of standard therapy are maintained in the long term. This indicated that the reduction in cardiovascular outcomes demonstrated at the end of the HOPE study were most likely an underestimate of the full effects of long-term Tritace® therapy. Subgroup analysis demonstrated that the benefits observed with Tritace® 10 mg are additive to those of other life-saving therapies and extended to all patients with vascular disease, independent of their baseline risk.

As of December 31, 2005, Tritace® was the market leader in Canada, France, Spain and Italy. Tritace® continues to be the market leader in Germany, with demand volumes increasing, despite the end of market exclusivity in Germany in January 2004. (IMS sales December 2005 – GERS for France, ACE inhibitors)

The U.S. rights to Tritace® were sold to King Pharmaceuticals in 1998.

Thrombosis

Thrombosis occurs when a thrombus, or blood clot, forms inside a blood vessel. Left unchecked, a thrombus can eventually grow large enough to block the blood vessel, preventing blood and oxygen from reaching the organ being supplied. Our principal products for the treatment of thrombosis are:

Lovenox®/Clexane®

Lovenox® (enoxaparin sodium) is the most widely studied and used low molecular weight heparin (LMWH) in the world. It has been used to treat an estimated 170 million patients in 96 countries since it was first introduced in 1987 and is approved for more clinical indications than any other LMWH. Numerous clinical studies have demonstrated the product’s benefits as an effective way to reduce significantly the incidence of deep vein thrombosis in a wide range of patient populations with a good safety profile, and also as an effective prophylaxis of ischemic complications of unstable angina and non-Q-wave myocardial infarction when administered concomitantly with acetylsalicylic acid (ASA, the active ingredient in Aspirin®).

The results of STEEPLE (Safety and Efficacy of Enoxaparin in Percutaneous Coronary Intervention (PCI) patients), an international, prospective, randomized, open-label, parallel group trial were presented at the European Society of Cardiology meeting in Stockholm in September 2005. STEEPLE showed that a single intravenous bolus of enoxaparin is associated with significantly less major bleeding, more predictable anticoagulation levels and similar efficacy compared with the current standard, unfractionated heparin (UFH), in patients undergoing elective PCI or coronary angioplasty. PCI is increasingly used in the treatment of obstructive coronary lesions. More than 1 million PCI procedures are now performed worldwide each year.

ExTRACT is a Phase III study comparing Lovenox® to Unfractioned Heparin (UFH) as an adjunctive therapy in 20,500 patients with myocardial infarction receiving thrombolytic therapy, the most common treatment for this acute coronary syndrome. The study was presented at the American College of Cardiology’s Annual Scientific Session in March 2006. It has demonstrated a significant 17% reduction of death and myocardial reinfarction compared to UFH with the lower rate of bleeding not previously observed with Lovenox® in the previous trials performed in this indication. This resulted in 28 patients saved with four non-fatal haemorrhages for each 1,000 patients treated by Lovenox® instead of UFH. These results should lead to a new indication in the coming months. More than 1 million people suffer from an ST elevation myocardial infarction each year.

In the Medical Prophylaxis market, Lovenox® continues to gain patient share from UFH, in the United States (Source: Solucient). Two major trials evaluating Lovenox® for the prevention of thromboembolic events in the setting of medically ill patients are expected to complete enrolment by the second quarter of 2006. Further, the EXCLAIM trial is currently examining the benefits of an extended Lovenox® prophylaxis regimen of 28 days versus the currently approved regimen of six to 10 days. The PREVAIL trial will assess the efficacy of Lovenox® given once daily versus UFH given twice daily in the prevention of thromboembolic events in post-ischemic stroke patients.

Lovenox® is the leader in antithrombotics, in the United States, Germany, France, Italy, Spain and the United Kingdom. (IMS sales December 2005 – GERS for France).

Plavix® / Iscover®

Plavix® (clopidogrel), a platelet adenosine diphosphate (ADP) receptor antagonist with a rapid onset of action that selectively inhibits platelet aggregation induced by ADP, is indicated for long-term prevention of atherothrombotic events in patients with a history of recent myocardial infarction, recent ischemic stroke or established peripheral arterial disease. Plavix® is currently the only drug indicated for the secondary prevention of atherothrombosis regardless of the location of the arteries initially affected (heart, brain, lower limbs). This indication is supported by the results of the landmark CAPRIE trial, including almost 20,000 patients. CAPRIE demonstrated the superior efficacy of Plavix® over acetylsalicylic acid (ASA, the active ingredient in Aspirin®), with a comparable safety profile.

Plavix® was launched in 1998, and is now marketed in over 80 countries, including the United States, through our alliance with Bristol Myers Squibb (BMS). In Japan a New Drug Application (NDA), was submitted for marketing authorization in February 2004 and approval was granted in January 2006, with launch expected later this year. Sales of Plavix® in Japan are outside the scope of our alliance with BMS.

Since 2002, Plavix® has also been indicated for the treatment of Acute Coronary Syndrom (ACS; non-Q-wave myocardial infarction and unstable angina) in combination with ASA following the impressive results of the CURE trial. This indication was rapidly incorporated into the guidelines of the American Heart Association, the American College of Cardiology and the European Society of Cardiology. The CURE trial demonstrated that Plavix® provided significant early- and long-term benefits in patients with ACS. Plavix® reduced the relative risk of atherothrombotic events (myocardial infarction, stroke and death from a cardiovascular cause) by 20% when added to standard therapy including ASA, with a 1% increase in the rate of major bleeding. With more than 12,000 patients enrolled, CURE is the largest clinical trial ever conducted in patients presenting unstable angina or non-Q-wave myocardial infarction. Based on its broad clinical evidence base in this population, Plavix® has gained the highest grade of recommendation in recent Guidelines issued by medical societies for the management of ACS and Percutaneous Coronary Intervention (PCI).

Since 2003, following an FDA written request for pediatric data, development of a pediatric indication for Plavix® in the United States – in the form of the PICOLO study – has been ongoing. Phase II studies have been completed, and the finalization of Phase III design is currently underway.

The benefits of Plavix® are supported by an extensive program of clinical studies:

•	The results of the CREDO clinical trial, announced in November 2002, confirmed the therapeutic value of Plavix® in the early- and long-term prevention of atherothrombotic events in patients having undergone coronary angioplasty, either with or without stenting. The CREDO trial, conducted in over 2,000 patients, demonstrated the efficacy of Plavix®, which reduces the relative risk of atherothrombotic events by 27% after one year.

•	The MATCH trial results released in March 2004 showed that ASA did not provide additional clinical value (benefit/risk ratio) in specific patients who have recently experienced a stroke or transient ischemic attack when added to Plavix® and other standard therapies.

•	The CLARITY trial, conducted in nearly 3,500 patients, demonstrated that Plavix®, added to standard therapy including fibrinolytics and ASA, reduced the odds of acute myocardial infarction patients having another occluded artery, a second heart attack or dying after one week of hospitalization, as well as the odds of clinical events such as cardiovascular death, recurrent myocardial infarction and certain recurrent ischemias at 30 days.

•	The COMMIT trial, which enrolled nearly 46,000 patients, demonstrated that Plavix®, added to standard therapy including ASA, reduced mortality in acute myocardial infarction patients at day 28 in an in-hospital setting.

•	In both trials, the rates of major bleeding and intracranial hemorrhage were similar in both the Plavix® and placebo groups, underlining the favorable risk/benefit profile of Plavix®. Based on the findings of these trials, the FDA granted priority review for the Plavix® Supplemental New Drug Application (SNDA) for treatment of patients with acute ST-segment elevation myocardial infarction (STEMI) on January 18, 2006.

•	On March 12, 2006 the results of the CHARISMA trial were released at the 55th Annual Scientific Session of the American College of Cardiology. The CHARISMA landmark trial completed its enrollment of over 15,600 patients in 2003 and aimed to demonstrate the clinical value of Plavix® on top of standard therapy including ASA in patients at high risk of future cardiovascular events. The study findings demonstrated that :

•	On the one hand, in patients with established atherothrombotic diseases (also referred to as secondary prevention), clopidogrel in addition to aspirin and another standard therapy reduced the relative risk of recurrent heart attack, stroke or cardiovascular death by a statistically significant 12.5%, compared to patients receiving placebo and aspirin. These patients accounted for almost 80% of the total CHARISMA study population.

•	On the other hand, patients with multiple risk factors but no clearly established vascular disease did not benefit from the addition of clopidogrel to aspirin, with a 20% relative risk increase. These patients represented approximately 20% of the overall study population. In this patient subgroup, there was an excess in cardiovascular mortality as well as a non-statistically significant increase in bleeding observed in patients treated with clopidogrel and aspirin.

Other major planned or ongoing clinical trials that are designed to support the long-term value of Plavix® by providing complementary clinical data include:

•	CASPAR, the objective of which is to assess the clinical value of Plavix® in patients with peripheral arterial disease who have undergone peripheral bypass surgery, which is to include 1,400 patients.

•	ACTIVE, which is intended to assess the value of Plavix® in patients with atrial fibrillation for the prophylaxis of cardio-embolic events. This study is expected to include 14,000 patients with results expected in 2007 or 2008. While one arm of the study – ACTIVE W – was terminated early, the other two arms, ACTIVE A and ACTIVE I, are ongoing.

In 2003, one of the largest disease registries was initiated to evaluate patients at risk of atherothrombosis. This registry, called REACH (Reduction of Atherothrombosis for Continued Health) includes 63,000 patients in more than 43 countries. Preliminary data from this registry indicate that although there are substantial differences in the incidence of risk factors, a consistent pattern of underachievement of therapeutic goals is nonetheless evident across patient types and geographic regions. Further analysis of this population will be presented in the first half of 2006.

The extensive clinical program for Plavix®, including all completed, ongoing and planned studies, is one of the largest of its kind and will enroll more than 100,000 patients overall. In addition, over 41 million patients worldwide are estimated to have been treated with Plavix® since its launch, providing significant safety and efficacy experience with this product.

With Plavix® sanofi-aventis is the leader in the European and the U.S. markets for anti-platelet agents. (IMS sales, December 2005)

Metabolic Disorders

Lantus®

Lantus® (insulin glargine) is a long-acting analog insulin, indicated for once-daily subcutaneous administration in the treatment of adult patients with type 2 diabetes mellitus who require basal insulin for the control of hyperglycemia, and for adult and pediatric patients of six years and above with type 1 diabetes mellitus.

Lantus® is the first and only basal insulin with a 24-hour peak-less duration of action, allowing a once-daily regimen that can be taken at any time but at the same time every day, titration under safer conditions, and with less hypoglycemia than with Neutral Protamine Hagedorn (NPH).

This product allows more effective treatment than products with different action mechanisms, with the result that patients are able to reach their HbA1c target with an improved quality of life.

The simplicity of the once-daily insulin injection regimen can facilitate a more timely and effective insulin use in routine medical practice, improving the achievement of recommended standards of diabetes care.

Since the launch, two studies in particular, Treat-to-Target and LANMET, have been key to demonstrating Lantus® as the basis for a simple, standardized way to initiate basal insulin in routine type 2 diabetic patients and have confirmed the effectiveness of two different titration algorithms to achieve target HbA1c for a majority of patients.

•	The Treat-to-Target was published in November 2003 in Diabetes Care evaluating 756 type 2 diabetic patients with inadequate glycemic control on oral anti-diabetic drugs (OADs). This 24-week trial showed that, compared with NPH, significantly more type 2 diabetic patients treated with Lantus® achieved a target goal of HbA1c under or equal to 7%, (a measure indicating a good control of long-term blood sugar level), without having an episode of nocturnal hypoglycemia. Mean HbA1c was 6.96% in the Lantus® group. The rates of hypoglycemia were statistically lower with Lantus® relative to NPH.

•	The LANMET nine-month study, presented in 2004, showed that, in 110 insulin-naïve type 2 diabetic patients, good glycemic control can be achieved using Lantus® plus metformin, an OAD, with infrequent visits to a physician. Using modem-assisted glucose monitoring, patients can successfully self-monitor and self-adjust basal insulin dosing. Use of Lantus® was associated with better pre- and post-dinner glycemic control, and resulted in significantly less hypoglycemia than NPH. Symptomatic hypoglycemia was 44% more frequent with NPH than with Lantus®.

In 2005, three major studies were published:

•	The LAPTOP 24-week study demonstrated that, when oral anti-diabetic drugs alone no longer control hyperglycemia in 371 insulin-naïve type 2 diabetes patients, adding once-daily Lantus® while continuing OADs restores glycemic control more effectively and with less risk of hypoglycemia and lower insulin requirements than the conventional practice of switching to twice-daily premixed insulin without OADs. The HbA1c decline from baseline was greater with Lantus® plus OADs than with the conventional therapy and more subjects reached the target of HbA1c under 7% without documented nocturnal hypoglycemia.

•	A meta-analysis of four Lantus® trials involving 1,142 diabetic patients, confirmed that Lantus® used once daily consistently and significantly reduces the risk of hypoglycemia in type 2 diabetes patients failing oral agents versus NPH, most notably symptomatic, nocturnal and severe nocturnal hypoglycemia.

•	AT-LANTUS, was a prospective, multicenter, multinational, open-label, 24-week randomized trial in 4,961 sub-optimally controlled type 2 patients. This study compared two treatment algorithms (Algs) for insulin glargine initiation and titration: Alg1 (led by investigators) versus Alg2 (performed by study subjects). At the end of the trial, there was no significant difference in the incidence of severe hypoglycemia between Alg1 and Alg2. There was a significant reduction in HbA1c with a greater decrease with Alg2 versus Alg1. A simple subject-administered titration Algs conferred significantly improved glycemic control with a low incidence of severe hypoglycemia compared with physician-managed titration in a large, diverse population with longstanding type 2 diabetes.

In 2005, two major studies were presented and/or published at the American Diabetes Association (ADA) 65th Annual Scientific Sessions and at the 41st Annual Meeting of the European Association for the Study of Diabetes (EASD):

•	The INSIGHT study was a Canadian, multicenter randomized trial designed to assess early insulinization using bedtime insulin glargine versus a standard oral agent strategy in 405 type 2 diabetic patients. Patients were randomized to either the addition of glargine insulin (with no change in oral therapy) or optimization of oral therapy (with no insulin). When provided with training in insulin initiation and a therapy and simple algorithm for patient use, general practitioners achieved glycemic targets more effectively with glargine than with standard lifestyle or oral agent therapy. General practitioners were comfortable with aggressive insulin use to achieve and sustain glycemic targets.

•	In a randomized, parallel-group, two-arm, open-label U.S. study of 253 oral monotherapy type 2 diabetic failures, the addition of insulin glargine to existing oral therapy resulted in a greater decrease in HbA1c levels and fewer adverse events than the addition of pioglitazone to existing oral therapy. However, rates of hypoglycemia were greater with insulin glargine than with pioglitazone.

Following the approval of OptiClik® for use with Lantus® by the relevant authorities, this medical device was launched in the United States and Japan in 2005. OptiClik® is a reusable pen which provides people with diabetes with a new and easy-to-use delivery option. Further launches are planned throughout 2006.

Lantus® has outperformed insulin market growth since it was first launched in Germany in 2000, followed by the United States in 2001, then the United Kingdom in 2002, and France in 2003. Overall, Lantus® has been launched in over 70 countries worldwide.

The largest insulin market after the United States is Germany followed by Japan. Since December 2003, Lantus® has been the leading insulin brand worldwide with sales exceeding €1 billion in 2005. The top three markets for Lantus® are the United States, Germany and the United Kingdom. (IMS sales Full Year 2005, retail only except for U.S. retail and hospital, All insulin).

Amaryl®/Amarel®/Solosa®

Amaryl® (glimepiride) is a once-daily sulfonylurea for the oral treatment of type 2 diabetes, as an adjunct to diet and exercise. Sulfonylureas are part of the guidelines for the first step of treatment for type 2 diabetes patients. Studies also prove the effective combination of Amaryl® with Lantus®, if oral treatment alone does not provide tight diabetes control. Amaryl® reduces the body’s blood sugar level in two ways: by helping the body to produce more insulin both at mealtime and between meals and by decreasing insulin resistance. Studies demonstrate that a patient can achieve a very good level of control with a low risk of hypoglycemia.

Amaryl® was first launched in 1995 and has been approved in about 100 countries worldwide. The key markets for Amaryl® are Japan (rank: #3), Germany (rank: #1) and Poland (rank: #2) (IMS sales December 2005, parallel trade sales re-allocated in Germany, oral antidiabetes market).

In the European countries, the Amaryl® active ingredient patent expired in December 2005. In the United States, where the equivalent patent also expired in 2005, sanofi-aventis has entered into a partnership with Prasco to offer a generic at the end of this product’s U.S. patent protection. In December 2005, our generic achieved total prescriptions (TRx) monthly market share of 29.6% of the glimepiride molecule (IMS NPA).

Oncology

Sanofi-aventis is a leading group in the oncology field, primarily in chemotherapy, with two major agents: Taxotere® and Eloxatine®.

Taxotere®

Taxotere® (docetaxel), a drug in the taxoid class of chemotherapeutic agents, inhibits cancer cell division by essentially “freezing” the cell’s internal skeleton, which is comprised of microtubules. Microtubules assemble and disassemble during a cell cycle. Taxotere® promotes their assembly and blocks their disassembly, thereby preventing many cancer cells from dividing and resulting in death in some cancer cells. Taxotere® was launched in 1995 and is currently marketed in over 100 countries.

Taxotere® is indicated for early stage and metastatic breast cancer, non-small cell lung cancer (NSCLC), and androgen-independent (hormone-refractory) metastatic prostate cancer.

Taxotere® is being studied extensively in clinical trials for safety and efficacy in head and neck and gastric cancers. On March 23, 2006, following a priority review, the FDA approved Taxotere® in combination with cisplatin and 5-fluorouracil for the treatment of patients with advanced stomach (gastric) cancer, including cancer of the gastro esophageal (GE) junction, who have not received prior chemotherapy for advanced disease.

This additional indication is also currently under review by the European Agency for the Evaluation of Medicinal Products (EMEA). The Agency’s Committee for Medicinal Products for Human Use (CHMP) issued a positive opinion, announced March 24, 2006, recommending approval in Europe of Taxotere® (docetaxel) Injection Concentrate in combination with cisplatin and 5-fluorouracil for the treatment of patients with metastatic stomach cancer, including the cancer of the gastro esophageal (GE) junction, who have not received prior chemotherapy for their metastatic disease.

In 2005, we continued our efforts to improve awareness of the effectiveness of Taxotere® in cancer patients. At the American Society of Clinical Oncology (ASCO) congress of 2005, based on the SWOG 9504 trial, Taxotere® demonstrated an impressive 29% five-year survival rate, as consolidation chemotherapy in stage IIIb advanced NSCLC patients, which is a unique position for Taxotere® in this setting.

At the San Antonio Breast Cancer Symposium, in December 2005, the Breast Cancer International Research Group (BCIRG) and sanofi-aventis announced the results from the first interim efficacy and updated safety analyses from the BCIRG 006 phase III breast cancer study, which demonstrated that Herceptin® (trastuzumab) combined with Taxotere®-based regimens significantly improves disease free survival for women with early HER2-positive breast cancer. Results from the BCIRG 006 study also demonstrated that a novel non-anthracycline-based regimen “TCH” with Taxotere®, platinum salt and Herceptin® (trastuzumab) reduces the risk of recurrence without increasing cardiotoxicity in patients with early stage HER2-positive breast cancer.

At the same meeting, Taxotere® also demonstrated for the first time, in a direct head-to-head study vs. a standard anthracycline-based regimen AC (doxorubicin / cyclophosphamide) in 1,016 women with early stage breast cancer, that by replacing the doxorubicin with Taxotere®, Taxotere® significantly improved five-year Disease Free Survival compared to AC regimen.

The ARD6562 phase II study of Taxotere® in the treatment of hormone refractory prostate cancer is ongoing in Japan. Results are expected in 2007.

The top four countries contributing to the sales of Taxotere® in 2005 were the United States, France, Germany and Japan in that order (based on net sales).

Eloxatine®

Eloxatine® (oxaliplatin) is an innovative platinum agent, and is currently the only agent indicated both for the treatment of metastatic colorectal cancer and for adjuvant treatment of stage III colon cancer.

In the United States, France, Germany, Italy, Spain, the United Kingdom and Japan more than 500,000 people are diagnosed every year with colorectal cancer for the first time. Colorectal cancer is the second cause of death from cancer in the United States. Colorectal cancer with distant metastases (referred to as “stage IV”)

makes up around 30% of all new colorectal cancer diagnoses per year. When diagnosed at an early stage, chances of cure with surgery increase dramatically. Chemotherapy is used as an adjuvant therapy to surgery in order to prevent recurrences.

The development of Eloxatine® has led to major progress in the treatment of metastatic colorectal cancer. First, median survival has been prolonged to 20 months when Eloxatine® is used as a first-line treatment in combination with 5-fluorouracil (or 5-FU) and leucovorin (LV) (the FOLFOX regimen). Second, thanks to its demonstrated ability to reduce the size and number of liver metastases, Eloxatine® has allowed the complete surgical removal of hepatic metastases and has given the hope of a potential cure in a significant proportion of patients with initially unresectable liver metastases. Due to its consistently high and sustained efficacy in treating metastatic colorectal cancer, the FOLFOX regimen is a mainstay treatment of metastatic colorectal cancer in the United States, Europe and certain countries in the Asia-Pacific region.

Eloxatine® is now recognized as a “cornerstone” chemotherapy to which new targeted therapies (e.g., monoclonal antibodies or small molecules) can be combined, with the hope of further increasing survival rate. Results from a cooperative group study (ECOG 3200) were presented at ASCO 2005 in the United States, showing that patients receiving bevacizumab in addition to FOLFOX4 had a 33% improvement in overall survival, compared to patients receiving FOLFOX4 alone.

Eloxatine® has also been developed for adjuvant treatment of colon cancer. Eloxatine® was the first anticancer agent to result in a significant improvement of the adjuvant treatment of colon cancer in a decade. Based on the results of the MOSAIC clinical trial presented for the first time at ASCO 2003, which studied the efficacy of Eloxatine® as an adjuvant treatment in over 2,200 patients, approval for adjuvant treatment was respectively granted by the European agency and the FDA on September 12, 2004 and on November 4, 2004. MOSAIC showed that the addition of Eloxatine® to the previous post-surgery reference chemotherapy of 5-FU/LV for colon cancer reduces the risk of recurrence by 23% when compared to the reference treatment alone. In 2005, results from a second large multicentric clinical trial conducted by the U.S. cooperative group NSABP were presented at ASCO. These studies showed a 21% reduction in risk of relapses, confirming the efficacy of Eloxatine® in the adjuvant setting. FOLFOX is now the standard treatment for stage III colon cancer patients who have undergone complete resection of the primary tumor.

Eloxatine® is being investigated in pancreatic cancer. Efficacy results of a large Phase III study (E 6201) led by the U.S. cooperative group study ECOG are expected in 2006.

A new liquid formulation (Eloxatine® Injection) was approved on January 31, 2005 by the FDA. This new formulation offers additional safety benefits and convenience to nurses since it involves fewer steps in the reconstitution of Eloxatine®. Sanofi-aventis plans to roll-out this formulation in a number of European countries in 2006.

Eloxatine® is in-licensed from Debiopharm and is marketed in nearly 70 countries worldwide. The top three countries contributing to our sales of Eloxatine® are, respectively, the United States, France and Germany (based on net sales).

Central Nervous System

We have long-standing expertise in the Central Nervous System therapeutic area. Our principal products in this area are:

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

We believe that Stilnox® is also one of the most studied hypnotics in the world to date, as data on its efficacy and safety have been generated from 160 clinical trials involving 80,000 patients worldwide.

To improve further the efficacy of Stilnox® in sleep maintenance without inducing next-day residual effects, we have developed a controlled release formulation of zolpidem. Two three-week placebo-controlled studies conducted in sleep laboratories, ZOLADULT and ZOLELDERLY, assessed the efficacy and safety of the controlled release formulation of zolpidem in the treatment of patients experiencing insomnia. The studies showed that the controlled release formulation of zolpidem improved sleep maintenance, sleep duration and the ability to fall asleep compared to a placebo. Based on these results, we obtained FDA market authorization in the United States and launched the product in September 2005 under the brand name Ambien CR™. Ambien CR™ is indicated for the treatment of insomnia with sleep induction and/or sleep maintenance disorders. A clinical development program has also been initiated in Japan, with results expected in 2008.

In January 2006, the FDA issued a written request for pediatric studies for Ambien®, and we are currently exploring the potential for a pediatric indication in the United States.

Stilnox® was first launched in 1988 in France and is marketed today in over 100 countries. In Japan, although launched only in December 2000, Stilnox® became the leading hypnotic on the market within three years of its launch. It is sold under the brand name Myslee® through our joint venture with Astellas.

Stilnox® is the leading hypnotic brand in its three largest markets: the United States, Japan and France. Generics have been available in France since January 2004. (IMS sales December 2005 retail + hospital, GERS for France - N5B1 (non barbiturate plain) + Trazodone (United States only))

Copaxone®

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

Copaxone® was first launched in 1997 in the United States and between 2000 and 2002 in Europe. It is in-licensed from Teva and marketed via our alliance with Teva. Additional details on this alliance can be found in “Alliances” below.

In Europe in 2004, in cooperation with our alliance partner Teva, we launched a new formulation of the product – a pre-filled syringe – in order to improve product delivery and patient comfort.

More than 90,000 patients worldwide are treated with Copaxone®. The three leading countries for its use are the United States (rank: #2), Canada (rank: #2) and Germany (rank: #4) (IMS sales, December 2005)

Depakine®

Depakine® (sodium valproate) is a broad-spectrum anti-epileptic that has been prescribed for over 38 years. Numerous clinical trials, as well as long years of experience have shown that it is effective for all types of epileptic seizures and epileptic syndromes, and is generally well tolerated. Consequently, Depakine® remains a reference treatment for epilepsy worldwide.

We produce a wide range of formulations of Depakine® (syrup, oral solution, injection, entero-coated tablets and Chrono, a sustained release formulation in tablets) permitting its adaptation to most types of patients. Depakine ChronosphereTM, a new innovative, tasteless, sustained release formulation of Depakine® packaged in stick packs, facilitating its use by children (the first Depakine® sustained release form for children), the elderly and adults with difficulties swallowing, has been approved in several European countries. It was commercialized for the first time in Austria in October 2004 and then in France and Germany in 2005. We plan to commercialize this new formulation gradually over the next few years as we register the product in additional countries.

Depakine® is marketed in over 100 countries, including the United States, where it is licensed to Abbott. In 2005, we received marketing approval in several European countries for Depakine Chrono™ and Chronosphere™ for use in the treatment of bipolar disorder.

Internal Medicine

Our main products in the internal medicine therapeutic area are in the fields of respiratory/allergy, urology and osteoporosis.

Respiratory/Allergy

Allegra®/Telfast®

Allegra® (fexofenadine HCl) is an effective, powerful, long-lasting (12- and 24-hour) non-sedating prescription antihistamine for the treatment of seasonal allergic rhinitis (hay fever) and the skin condition chronic idiopathic urticaria (hives). It offers patients significant relief from allergy symptoms without causing drowsiness. Our top three markets for Allegra® in 2005 are the United States (rank: #1), Japan (rank: #1), and Australia (rank: #1). (IMS sales all channels December 2005).

We also market Allegra-D® 12 Hour, an antihistamine/decongestant combination product with an extended-release decongestant for effective non-drowsy relief of seasonal allergy symptoms, including nasal congestion. In July 2005, we introduced Allegra-D® 24 Hour, a once-daily formulation of the antihistamine/decongestant combination.

In September 2005, the FDA approved the U.S. New Drug Application (NDA) for a 180 mg once-daily dose for adult chronic idiopathic urticaria. An NDA for a pediatric indication was submitted in Japan in February 2004 and we are developing two new pediatric formulations: 30 mg orally disintegrating tablets and a 6 mg/ml oral suspension. The U.S. NDA for the pediatric suspension was filed in December 2005.

The top three markets for Allegra-D® 12 Hour and 24 Hour are the United States, Brazil, and Mexico. (IMS sales all channels December 2005)

In September 2005, Barr and Teva jointly launched a generic version of fexofenadine HCL 180mg, 60 mg and 30 mg to compete with Allegra®. Sanofi-aventis responded by entering into an agreement with Prasco Pharmaceuticals to launch an authorized generic of fexofenadine. In December 2005, the authorized generic product, marketed by Prasco, accounted for over 30% of fexofenadine prescriptions for the month. (IMS NPA)

Nasacort®

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

Nasacort® HFA Nasal Aerosol will provide physicians and patients with a new option for those seeking a dry-aerosol formulation for the management of nasal allergy symptoms. It replaces Nasacort® Nasal Inhaler, which was taken off the market in July 2003 to comply with Environmental Protection Agency (EPA) and FDA requirements intended to protect the ozone layer, which required the removal of nasal inhalers containing CFCs from the U.S. market.

Our leading markets for Nasacort® AQ Spray are the United States (rank: #3), France (rank: #2) and Turkey (rank: #2). (IMS sales December 2005 all channels – GERS for France)

Urology

Xatral®

Xatral® (alfuzosin) belongs to the alpha1-blocker class of medications, and was the first product of the class to be indicated uniquely and specifically for the treatment of the symptoms of benign prostatic hyperplasia (BPH), as well as the first marketed product capable of acting selectively on the urinary system. Xatral® (extended release formulation) does not require dose titration, and shows good tolerability, particularly cardiovascular tolerability. Active from the first dose, it provides rapid and lasting symptom relief; improving patient quality of life. Xatral® has demonstrated a good safety profile, with very marginal blood pressure changes even in elderly or hypertensive patients. Cardiovascular safety results from the combination of Xatral® with a PDE5 inhibitor were released in 2005 and will be published in Urology in 2006, further demonstrating Xatral®’s good cardiovascular safety profile.

Besides this symptomatic action, a large clinical program has been launched to document the use of Xatral® for the management and prevention of the most severe complication of BPH: acute urinary retention (AUR).

•	The results of the first trial (the ALFAUR study) showed that Xatral® doubles the probability of restored capacity to urinate normally after an episode of AUR in conjunction with catheter insertion and reduces the need for BPH surgery up to six months after. These are the first published results that demonstrate the capacity of Xatral® to manage and prevent acute urinary retention. Since 2003, we have obtained authorizations of this extension of the indication in 56 countries worldwide including 16 European countries.

•	BPH is also widely known to be linked with various degrees of sexual dysfunction. The results of another international trial with over 800 patients have shown that Xatral® preserves sexual function, particularly ejaculatory function, in patients suffering from BPH.

We also completed Phase IIb in 2005 and will begin Phase III clinical trials of the once-daily formulation of Xatral® in 2006 for the treatment of BPH in Japan.

Since Xatral® was launched in 1988 in France, we have constantly worked on optimizing its formulation. The new once-daily formulation of Xatral® (branded Uroxatral® in the United States) has now been registered in over 90 countries and is marketed worldwide except in Australia and Japan. Our leading markets for Xatral® are France (rank: #1), the United States (rank: #4) and Italy (rank: #3). (IMS sales December 2005 – GERS for France, all channels except for Italy retail).

Osteoporosis

Actonel®/Optinate®/Acrel®

Actonel® (risedronate sodium) is a bisphosphonate that helps prevent bone loss by inhibiting bone resorption. Actonel® 5 mg daily is indicated for the prevention of postmenopausal osteoporosis (PMO) in Europe and for the treatment of PMO in Europe and the United States. Actonel® 35mg once-a-week is indicated for the prevention and treatment of this disease in both Europe and the United States. Actonel 5mg daily is indicated for the treatment glucocorticoid-induced osteoporosis in Europe and the United States. In the United States, it is indicated for patients either initiating or continuing systemic glucocorticoid treatment (daily dosage of 7.5 mg or more of prednisone or equivalent) for chronic diseases. Actonel® 30 mg is approved for the treatment of Paget’s disease, a rare bone disorder.

Actonel® is the only osteoporosis treatment that reduces the risk of vertebral fracture in just six months (Roux et al.). Data shows that Actonel® is effective in preventing bone loss and preserving trabecular architecture within one year of treatment, an effect that may contribute to the early reduction in risk of vertebral fracture observed with Actonel®. Actonel® also stands out in that it provides proven fracture protection at vertebral and non-vertebral sites (non-vertebral fracture reduction based on a composite endpoint of the following sites: hip, wrist, humerus, clavicle, leg and pelvis).

Actonel® is in-licensed from Procter & Gamble Pharmaceuticals (P&G) and is co-marketed by sanofi-aventis and P&G through the Alliance for Better Bone Health. In Japan, Actonel® was marketed by sanofi-aventis under a license from Ajinomoto. As of October 2005, with the agreement of Ajinomoto, distribution of Actonel® in Japan was transferred to Eisai.

The top four markets for Actonel® are the United States, Canada, France and Germany.

Other Pharmaceutical Products

In addition to the top 15 pharmaceutical products of sanofi-aventis’ global portfolio, a wide range of products exists, which includes prescription drugs, products sold over the counter (OTC) and generic drugs. They represent a significant part of our pharmaceutical activity (36% of 2005 worldwide net sales). Depending on the affiliates, these products can be strategic products for local markets. Where they have important growth potential they generally receive targeted promotional investments. On the other hand, if the products’ potential is more limited, the approach will be to capitalize on current prescriptions. Due to their presence on the market for several years, these products have strong brand recognition and are known by healthcare professionals and patients as much for their effectiveness as for their safety.

Human Vaccines Activity

Our subsidiary sanofi pasteur is a fully integrated vaccine business offering the broadest range of vaccines in the industry. In 2005 sanofi pasteur immunized over 500 million people against 20 serious diseases and generated net sales of €2,062 million.

Based on our estimates, sanofi pasteur is a world leader in the vaccine industry and holds a leading position in most countries. In the United States and Canada, which account for approximately 50% of the worldwide vaccines market, sanofi pasteur is the market leader with a 28% market share.

In 2005, North America accounted for 54% of sanofi pasteur’s global sales activity (global sales activity is defined as the sum of consolidated net sales plus 100% of Sanofi Pasteur MSD sales, but excluding what sanofi pasteur sells to Sanofi Pasteur MSD).

In Europe, our vaccines business are marketed by Sanofi Pasteur MSD, a 50-50 joint venture between sanofi pasteur and Merck & Co, which provides vaccines to 19 countries. With a 36% market share in 2005, Sanofi Pasteur MSD was the market leader in Europe overall, and in particular in France and the United Kingdom. In 2005, sales of Sanofi Pasteur MSD, which are accounted for using the equity method, were €688 million.

Sanofi pasteur has established a leading position in Latin America, has been expanding its presence in Asia, particularly in China and Japan, and is very active in international publicly funded markets such as UNICEF; it also has a significant activity in other developed, middle income and emerging markets throughout the world.

Main Areas

Pediatric Combination and Polio Vaccines

The components of these vaccines vary due to diverse immunization schedules throughout the world. Protecting against up to five diseases in a single immunization, this group of products is anchored by acellular pertussis components in general and by the trivalent vaccine Daptacel® in particular. Daptacel® protects against pertussis, diphtheria and tetanus. It was launched in the United States in 2002 and has become a strong sales contributor due to its synergy with immunization schedules. Act-HIB® for the prevention of Haemophilus influenzae type b, is also an important growth driver within the pediatric product line. Pentacel® is a vaccine against five diseases (pertussis, diphtheria, tetanus, polio and Haemophilus influenzae type b) that is approved in nine countries and has been a standard of preventive care in Canada since its launch in 1997. Pediacel®, another acellular pertussis-based pentavalent vaccine, was launched in the United Kingdom in 2004 and several other EU countries in 2005.

Sanofi pasteur is one of the world’s leading developers and manufacturers of polio vaccines, both oral (OPV) and inactivated (IPV). We expect the use of inactivated polio vaccines (IPV) to increase as the goal of global polio eradication is nearly reached with only four countries in the world remaining polio-endemic. As a result, sanofi pasteur is expanding its production capacity to meet this growing demand. The worldwide polio eradication initiative of the World Health Organization (WHO) and UNICEF has positioned sanofi pasteur as a global preferred partner with both oral polio and IPV vaccines. In March 2005, sanofi pasteur developed the first new polio vaccine in nearly 30 years for use in eradication. The company’s Monolavent Oral Polio Vaccine - 1 was subsequently licensed by the French regulatory authorities (AFSSAPS). This new vaccine has first been used in Egypt in 2005 as part of a new WHO strategy to end polio transmission. Egypt is no longer a polio endemic country.

Influenza

With more than a 45% share of the €1.3 billion influenza vaccine market in 2004, sanofi pasteur is the world leader in the production and marketing of influenza vaccines. Since 1995, sales of the influenza vaccines Fluzone® and Vaxigrip®/Mutagrip® have more than tripled and annual production capacity has been increased to 165 million doses to better meet demand. We expect global demand for influenza vaccines to grow strongly within the next decade, due to increasingly broad government immunization recommendations. Health authorities, medical professionals and the public are paying more attention to the potential threat of an avian influenza pandemic, which is also expected to contribute to an increase in demand for influenza vaccines in general. In 2005, we initiated a $160 million investment in the United States for a brand new influenza vaccine manufacturing facility, which will double our production capacity there. This will help meet additional influenza vaccine demand from both inside and outside the United States. In April 2005, sanofi pasteur and the U.S. Health and Human Services Department (HHS) entered into a five-year agreement to speed the development of a production process for new cell culture influenza vaccines in the United States and to design a U.S.-based cell-culture vaccine manufacturing facility. A €160 million investment has also been approved for a formulation and filling facility in Val de Reuil, France, to boost filling capabilities, mainly for influenza vaccines. In recent years, influenza vaccine demand has experienced strong growth in many other countries, including China, Korea and Mexico, and this trend is expected to continue over the next several years.

Adult and Adolescent Boosters

The incidence of pertussis (“whooping cough”) is on the rise globally, affecting both children and adults. Its resurgence, combined with an increased awareness of the dangers of vaccine-preventable diseases in general, has led to higher sales of this product group in recent years. Adacel®, which is the first trivalent adolescent and adult booster against diphtheria, tetanus and pertussis, was licensed by the FDA in June 2005 and launched in the United States in July 2005 (see “— Vaccines Research and Development” below). Adacel® became the standard of care in Canada in 2004 where the majority of provinces provide routine adolescent immunization. This product will play an important role in efforts to better control pertussis by not only preventing the disease in adolescents and adults, but also by breaking the cycle of transmission in infants too young to be immunized or only partially vaccinated. Additionally, the Tetanus-diphtheria booster, Decavac®, has been a strong growth driver in this category in the United States.

Meningitis

Sanofi pasteur is at the forefront of developing vaccines to prevent meningitis and introduced the first conjugate quadrivalent vaccine against meningococcal meningitis, arguably the deadliest form of meningitis, in the United States. In January 2005, Menactra®, a conjugate vaccine that is expected to offer a longer-lasting immune response and a boostable memory response, was approved by the FDA for use in adolescents and adults aged 11-55 years. One month later, the U.S. Advisory Committee on Immunization Practices (ACIP) recommended immunization with the Menactra® vaccine for young adolescents at the pre-adolescent visit (11-12 years old), adolescents at high-school entry (15 years old) and college freshmen living in dormitories. To protect younger segment of the population, sanofi pasteur filed a supplemental application with the FDA in March 2005 to amend the vaccine’s license to include children aged two through 10 years. Sanofi pasteur also submitted for licensing of the vaccine in Canada in 2005 and additional submissions are expected during the coming years in various parts of the world. Meningococcal meningitis vaccines are expected to contribute significantly to growth due to their anticipated future use in multiple segments of the population.

Travel/Endemic Vaccines

Sanofi pasteur’s Travel/Endemic vaccines provide the widest range of traveler vaccines in the industry, and include hepatitis A, typhoid, rabies, yellow fever, Japanese encephalitis, cholera, ETEC, and anti-venoms. These vaccines are used in endemic settings to protect large populations in the developing world against severe infectious diseases, and are the basis for important partnerships with governments and organizations such as UNICEF. These vaccines are also used by militaries and travelers to endemic areas. As the global market leader in most of these vaccines, sanofi pasteur’s Travel/Endemic franchise has provided stable, profitable growth. Additionally, sanofi pasteur has several lifecycle and new vaccine projects in development, including vaccines for Dengue Fever and Malaria, which are major burdens of disease-endemic areas in Asia, South America and Africa, and the leading causes of fever amongst travelers.

Research and Development

We have two Research and Development (R&D) organizations: one for our pharmaceutical activity (Scientific and Medical Affairs) and the other dedicated to our human vaccines activity, sanofi pasteur.

The objective of sanofi-aventis R&D organizations is to discover, develop, register and launch highly innovative compounds answering major unmet medical needs worldwide. They include a global force made up of over 17,600 people working in 28 research and development centers on three continents.

Pharmaceutical Research and Development

In 2005, the first full calendar year for sanofi-aventis, our large R&D organization was integrated and, on top of smooth progress for the projects in our portfolio, achieved significant goals with two major submissions in the United States and Europe (rimonabant and dronedarone), an important approval in the United States (zolpidem CR®), and approvals of several new indications for already-marketed products (e.g. Allegra®, Taxotere®, Eloxatine®, Ketek® and Lantus®). Furthermore, Plavix® was approved for marketing in Japan on January 23, 2006.

Global and Focused Organizations: Discovery and Development

Discovery Research

In 2005, Discovery Research continued its efforts to provide Development with a pipeline of high quality, innovative drugs that fulfill unmet medical needs or provide improved treatments for patients.

We benefit from the excellence of our scientists in six major therapeutic areas (Cardiovascular Diseases, Thrombosis & Angiogenesis, Metabolic Diseases, Central Nervous System Diseases, Oncology and Internal Medicine), with our activities currently targeting 12 out of the 16 diseases / conditions identified as demonstrating pharmaceutical gaps according to the World Health Organization.

In 2005, Discovery Research enriched the Development pipeline by entering 11 new molecules into Development:

•	AVE8680, inhaled IKK-beta inhibitor, for the treatment of pulmonary inflammatory disorders (collaboration with Millennium),

•	SSR106462 / CEP11981, a Tie2 / VEGFR-2 tyrosine kinase inhibitor, in oncology (collaboration with Cephalon),

•	SAR102779, a NK2 antagonist, for the treatment of major depressive disorders and generalized anxiety disorders,

•	SAR7226, a SGLT1/2 (sodium dependent glucose transporters) inhibitor, for the treatment of diabetes,

•	SAR97276, a choline uptake inhibitor, for the treatment of malaria,

•	SAR3419 (HuB4-DM4), a Tubulin inhibitor, DM4, coupled to anti-CD19 humanized monoclonal antibody, for the treatment of B cell lymphomas and leukemias (collaboration with Immunogen),

•	SAR502250 (UDA-680), a Tau Phosphorylating Kinase I (GSK-3b) inhibitor, for the treatment of Alzheimer’s disease and type 2 diabetes (collaboration with Mitsubishi),

•	SAR21609, a toll-like receptor 9 agonist, for the treatment of asthma including virus induced asthma exacerbation (collaboration with Coley Pharmaceuticals),

•	SAR501788, a peripheral benzodiazepine receptor ligand, for the treatment of sensory and motor neuron degeneration,

•	SAR351034, a Peroxisone Proliferator – Activated Receptor (“PPAR”) agonist, for the treatment of dyslipidemia and type 2 diabetes in the context of metabolic syndrome, and

•	SAR389644C, a DP antagonist, for the treatment of allergic rhinitis and asthma.

Furthermore, two new molecules entered development in early 2006:

•	SAR 377142, an oral Xa inhibitor, for the prevention/treatment of thromboembolic diseases, and

•	SAR 114646, an anti arrhythmic agent, for the treatment of atrial and ventricular arrhytmias.

Among the 11 compounds that entered development in 2005, we consider that five products are “first-in-class” (see Portfolio): AVE8680A, SAR7226, SAR97276, SAR3419A, and SAR502250.

Sanofi-aventis Discovery Research now combines the skills of around 3,000 people in a coherent global organization in which each scientist contributes positively his/her multidisciplinary and cultural approach to our drug discovery effort. Our aim is to continue to synergistically capitalize upon the unique skill-sets of our scientists so as to maintain the necessary high-quality research that will fulfill the expectations of our top management, shareholders and, above all, patients who are in need of new drugs.

Development

Sanofi-aventis’ development structure relies on a strong matrix organization that leads and coordinates the efforts and expertise of representatives from all functions, and at all stages of development, from the preclinical stage to marketing. The members of the Development team work together to register and deliver innovative new medicines to patients worldwide, while meeting critical strategic, technical and time-to-market requirements, in accordance with our high standards of quality and ethics.

One major principle of our matrix organization is the continuity of development from the very beginning of a molecule’s development (when it enters Development from Discovery) to the end of development (until the project is terminated or until the last potential approval is obtained). A project is defined by one molecule, even if multiple indications are possible. When a molecule enters development, a “project team” is formed with representatives from all relevant functions (including pharmacologists, clinicians, chemists, toxicologists, regulatory affairs specialists, marketing specialists and many others) who work together throughout the life of the molecule in development. Development ends when the last potential indication has been approved by Regulatory Authorities. Throughout development, our global organization aims at strategic and operational excellence, two key success factors.

In 2005, several hundred clinical trials were up and running in more than 60 countries for our projects under clinical development (including life cycle management projects), thanks to the consolidation and growth of our International Clinical Development organization. Most studies were managed through the in-house Clinical Research Units (CRU) network that consists of 26 units (covering, with their satellites about 40 countries), involving three of them created in 2005: Korea, China and Turkey. Korea was set up in January 2005 and particularly involved in thrombosis, cardiology, oncology and metabolism trials. The Turkish CRU was created early 2005 and is involved in three international clinical trials (ExTRACT, Origin and a study on Actonel®) including more than 900 patients in 32 centers. The Chinese CRU was created on June 1, 2005. Further to the mega-trial CCS2/COMMIT with Plavix® in acute myocardial infarction, Chinese clinical centers have been involved in two large international clinical trials: Extract (with Lovenox® in acute coronary syndromes) and Origin (with Lantus® in diabetes). The involvement of China will be considered for other studies in 2006, mainly in cardiology, diabetes, metabolic disorders, oncology and neurology.

As regards disclosure of clinical trial information, the research-based pharmaceutical industry with the participation of sanofi-aventis, committed in January 2005 to increasing the transparency of sponsored clinical trials. Practitioners, patients and the community will benefit from broader distribution of clinical results. In addition, sanofi-aventis, in compliance with this policy, has taken the initiative of posting all clinical trials it, sponsors, other than exploratory trials, in a free, publicly accessible clinical trial registry, within three weeks of the initiation of patient enrolment (unless there are alternative national requirements).

Portfolio

The research and development process historically takes from 10 to 15 years from discovery to initial product launch and is conducted in various stages. During the “pre-clinical” stage, research scientists perform pharmacology and toxicology studies on various animals. Before testing on humans, an application for the compound must be filed with and approved by the requisite regulatory authorities. Testing on humans is performed in different clinical phases to demonstrate the safety and efficacy of a new compound:

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

A Rich, Innovative and Balanced R&D Portfolio

The table below shows the composition of our R&D portfolio at the end of 2005:

	Preclinical	Phase I	Phase IIa	Phase IIb	Phase III	Launched / LCM
Cardio- vascular	AVE0657 AVE3085 AVE4454 AVE4890 SAR114646	HMR1069 AVE1231 AVE9488	AVE0118 ataciguat	XRP0038 SSR149744 AVE7688 SL650472	Multaq® **	Tritace® Aprovel®
Thrombosis	AVE6324 SSR128428 SSR128429 SAR 377142	AVE3247	AVE5026	otamixaban SR123781 SSR126517	idraparinux	Lovenox® Plavix®
Metabolic disorders	AVE0897 SAR7226 SAR351034 AVE9423	AVE5376 SSR162369 AVE5530 AVE8134	AVE1625* AVE0847 AVE2268	SR147778* AVE0010	rimonabant**	Amaryl® Lantus® Apidra®
Oncology	SSR106462/CEP11981 SAR3419 AVE1642 SSR 97225 SSR 128129 SSR244738 SSR 250411	AVE8062 AVE9633 SSR125329 CEP7055	XRP6258 Uvidem® AVE0005	SR31747	XRP9881 tirapazamine xaliproden* alvocidib	Eloxatine® Fasturtec® Taxotere®
Central Nervous System	SAR102779 SAR501788 SAR502250 AVE8112 AVE8488 SSR101010 SSR103800 SSR126374 SSR180711 SSR241586	AVE9897* SSR125543 SSR411298 SSR504734 SSR180575 SR147778*	HP184 AVE1625* SSR149415	M100907 SR57667	teriflunomide SR58611 xaliproden* saredutant eplivanserin rimonabant** SSR591813	Rilutek® Depakine® Stilnox® Ambien CR™
Internal Medicine	SAR389644 SAR21609 SAR97276 AVE8680 AVE0675 AVE8923	XRP2868 AVE9897* ferroquine SSR126768 SSR150106 AVE1701	icatibant SSR240600 pleconaril SSR240612	SR140333 ciclesonide/ formoterol	Alvesco®** SR121463	Arava® Allegra® Ketek® Actonel® Xatral® Flisint® (fumagillin)

*	Compounds appearing in more than one therapeutic area
**	NDAs have been submitted for these products

Sanofi-aventis Pharmaceutical Scientific and Medical Affairs are currently developing 106 compounds, in six therapeutic areas (these figures do not include the vaccines portfolio; for details of this portfolio, please refer to “Vaccines Research and Development” below). We believe this is one of the strongest and most promising R&D portfolios in the pharmaceutical industry, particularly strong in the CNS and oncology therapeutic areas, where the needs for better drugs to treat neurodegenerative diseases, dementia and psychosis are still considerable. The portfolio is well balanced throughout all our therapeutic areas. With 60 compounds in early development (preclinical and phase I), and 46 in late development (phase II and III), our pharmaceutical portfolio is also well balanced in terms of phase distribution, with a quite significant reservoir of compounds in the early phases.

The sanofi-aventis R&D portfolio is particularly innovative, as indicated by the number of “first-in-class” new molecular (or biological) entities in this portfolio. A molecule is considered as “first-in-class” if, at the time of its entry into development, to our knowledge, no other active substance with the same mode of action is under active preclinical or clinical development or already on the market. By the end of 2005, 42 products (small molecules) are first-in-class in our portfolio.

Sanofi-aventis Scientific and Medical Affairs Achievements in 2005

The strength of the sanofi-aventis’ portfolio is illustrated through the key achievements and project highlights of our R&D in 2005.

In 2005, 11 new compounds have entered preclinical development (see Discovery Research). Also, another compound re-entered the oncology development portfolio, alvocidib (HMR1275), a cyclin-dependent kinase inhibitor, for which phase III studies in chronic lymphocytic leukaemia will be initiated.

In 2005, 12 compounds entered phase I, while four phase II programs have started and nine phase III/IIIb programs have been initiated.

In terms of regulatory submissions, two major NDAs were submitted in April 2005 in the United States and Europe for rimonabant (obesity, metabolic disorders and smoking cessation), and in June 2005 for dronedarone (atrial fibrillation). Furthermore, the mutual recognition process for Zolpidem MR was initiated in Europe in 2005.

Several sNDAs were submitted in 2005 in the United States and in Europe for major products like Actonel®, Allegra®, Aprovel®, Taxotere® (gastric cancer, granted priority review in the United States), or Plavix® (acute myocardial infarction). In Japan, the amiodarone IV (Ancarone®) dossier was submitted, as well as a new formulation for Lantus®.

As far as regulatory approvals are concerned, Ambien CR™ was approved and launched in the United States in 2005. One marketing authorization was obtained in France for an orphan drug, Flisint® (fumagillin), a very potent treatment for a very rare disease (microsporidiosis in severely immuno-compromised patients).

Several sNDAs were granted in the United States, Europe or Japan to major products including Taxotere®, Eloxatine®, Allegra® or Lantus®: details are given below under “ – Project Highlights.”

Furthermore, in Japan, the approval of Plavix® was obtained on January 23, 2006.

Project Highlights

Life cycle management development programs for our marketed products are described above under “Major Products.”

Cardiovascular

Certain of our principal compounds in the fields of cardiovascular medicine currently in phase IIIb, phase III or phase IIb clinical trials are described below.

•	Multaq® (Dronedarone SR33589, atrial fibrillation; phase III). Amiodarone, which we have marketed since the late 1960s under the brand name Cordarone®, is a current reference anti-arrhythmic. With dronedarone, a potential successor to Cordarone®, our goal is to develop a new treatment with the efficacy of amiodarone, but with an improved safety/tolerability profile. The first indication being developed for dronedarone is the prevention of recurrences of atrial fibrillation, the most common cardiac rhythm disorder. The usual treatment for acute atrial fibrillation is an external electric shock to the heart, which is then generally followed by an anti-arrhythmic pharmacotherapy to avoid recurrences, which are extremely common. The EURIDIS (Europe) and ADONIS (North and South America, Australia and South Africa) phase III trials, involving 1,245 patients with atrial fibrillation have confirmed the good efficacy and safety of dronedarone as an anti-arrhythmic drug, particularly with the absence of any pro-arrhythmic effect. Based on these data, a registration file has been submitted in Europe and in the United States and is currently under review by Health Authorities.

•	SSR149744C (atrial fibrillation; phase IIb). Besides the improved tolerability as compared to amiodarone, SSR149744C has a different metabolic profile from amiodarone and is therefore expected to be devoid of the drug interactions commonly described with amiodarone. The targeted indication for SSR149744C is atrial fibrillation. SSR149744C is in phase IIb since December 2004.

•	NV1FGF (XRP0038, non-viral fibroblast growth factor 1, phase IIb) is an injectable non-viral DNA plasmid and gene therapy-based approach for the promotion of angiogenesis in peripheral arterial disease (PAD). Following encouraging results in phase IIb with statistically significant prolongation of the time to amputation in patients with critical limb ischemia, XRP0038 development will continue in this indication in phase III in 2006.

Thrombosis

There are four compounds that are currently in later-stage development in thrombosis:

•	Idraparinux sodium (SR34006, thromboembolic events; phase III). Idraparinux sodium is a selective indirect inhibitor of coagulation factor Xa with a long duration of action. It is a synthetic pentasaccharide. The VAN GOGH phase III program is investigating the efficacy and safety of idraparinux sodium in the long-term treatment of thromboembolic events in patients suffering from deep-vein thrombosis or pulmonary embolism and is progressing as planned. In the AMADEUS program studying idraparinux sodium in comparison to Vitamin K antagonists in the prevention of thromboembolic events associated with atrial fibrillation, a substantially lower incidence of events than initially expected was observed. As a result, sanofi-aventis has decided in agreement with the Steering Committee and the DSMB to make no further recruitments in the AMADEUS program. The principal reason was the very large number of patients that would be required in order to show statistical significance.

•	SSR126517 (thromboembolic events, phase III to start second quarter of 2006). SSR126517 is a neutralizable selective inhibitor of coagulation Factor Xa. It has the same pentasaccharidic structure as idraparinux, with the addition of a biotin “hook” to allow quick and efficient “fishing” by its specific neutralizing agent, avidin. It demonstrated similar anticoagulant, pharmacokinetics and antithrombotic properties to idraparinux. Based on this similarity to idraparinux we plan to start a bridging clinical development including phase III program in patients with pulmonary embolism and deep vein thrombosis in the second quarter of 2006.

•	SR123781 (Acute coronary syndrome; phase IIb). SR123781A is a synthetic hexadecasaccharide. It includes two functional domains, an antithrombin binding domain, and a thrombin binding domain, responsible for its dual anticoagulant activity via indirect inhibition of coagulation factors Xa and IIa. Based on its demonstrated potent antithrombotic activity in animal models, it is currently being studied in phase IIB in patients with acute coronary syndromes treated with an invasive strategy.

•	Otamixaban (XRP0673, Acute coronary syndrome; phase IIb). Otamixaban is an injectable non-saccharidic synthetic direct inhibitor of coagulation factor Xa. It exhibits a fast on- and offset of action. It is being investigated in patients undergoing cardiac catheterization.

Metabolic Disorders

Our main compounds currently in late-stage development for metabolic disorders are described below.

•	Acomplia® (Rimonabant, SR141716), metabolic syndrome and weight management, smoking cessation; phase III). Rimonabant is the first in a new class of therapeutics called selective CB-1 receptor blockers. CB-1 receptors were found first in the brain and have recently also been identified in several other human tissues, including adipocytes. They are part of the endocannabinoid system, which is critically involved in the regulation of body mass and body weight, lipid metabolism and insulin resistance. The endocannabinoid system is also involved in the sensitivity to positive re-inforcers such as nicotine.

Rimonabant has completed a phase III program in obesity, cardiometabolic risk management and related disorders like type 2 diabetes and dyslipidemia (the RIO program: rimonabant in obesity) as well as a program in smoking cessation (STRATUS program). In 2005, registration dossiers were submitted in the United States and Europe. On February 17, 2006, an “approvable” letter for the weight management indication and a “non-approvable” letter for the smoking cessation indication were received from the FDA. Sanofi-aventis continues to work closely with the FDA on this matter.

•	AVE0010 (Type 2 diabetes mellitus), our injectable GLP-1 agonist, entered Phase IIb in patients with Type 2 diabetes mellitus. Compounds that lead to increased circulating levels of GLP-1 have the potential not only to lower blood glucose but also rejuvenate the insulin-producing beta cell. AVE0010 was licensed in from Zealand Pharma.

Oncology

The sanofi-aventis oncology portfolio represents a broad spectrum of novel agents with a variety of mechanisms of action for treating cancer and/or cancer side-effects, including cytotoxic agents, anti-mitotic agents, bioreductive agents, receptor antagonists, anti-angiogenic agents, anti-vascular agents, monoclonal antibodies, and cancer vaccines, as well as supportive care therapies. Our principal compounds in the field of oncology currently in clinical trials are described below.

•	Tirapazamine (SR259075, head and neck cancer; phase III). Tirapazamine is an anti-cancer agent activated under hypoxic conditions to promote the destruction of resistant hypoxic cells. This innovative mechanism of action is hypothesized to decrease the rate of relapse in tumors associated with hypoxia (i.e. head and neck cancer). Phase III trials on tirapazamine in combination with cisplatin and radiation in head and neck cancer are ongoing. Exploratory studies in other tumors associated with hypoxia are also ongoing.

•	Xaliproden (chemotherapy induced neuropathy; phase III). Xaliproden is an orally active neurotrophic agent which is currently being studied in phase III trials for the treatment of chemotherapy-induced neuropathy.

•	XRP9881 (metastatic breast cancer failing taxane therapy; phase III). XRP9881 is a new taxane derivative that has been designed to overcome resistance to existing taxanes, docetaxel and paclitaxel. In phase II, XRP9881 has proved to be active on metastatic breast tumors progressing after taxane therapy. XRP9881 has also been shown to cross the blood-brain barrier, and therefore could potentially be active on brain metastasis.

•	Alvocidib (HMR1275, chronic leukocytic leukaemia; Phase III). Alvocidib is a novel cyclin-dependent kinase inhibitor. Development was terminated by Aventis in 2004 due to lack of clinical efficacy of the tested regimen. Results from a Phase I/II study in patients with refractory chronic leukocytic leukaemia conducted at Ohio State University under an agreement with the U.S. National Cancer Institute demonstrated a 43% partial response rate with overall survival after 12 months when alvocidib was administered using a novel dosing regimen of a 30 minute bolus followed by 4-hour infusion. Based on these results, development was re-initiated using the bolus/infusional regimen in hematological malignancies.

Central Nervous System

Certain of our principal compounds in the Central Nervous System field currently in phase II or III clinical trials are described below.

•	SR58611 (depression; phase III). SR58611 is a beta-3 adrenergic receptor agonist. This substance stimulates neuronal activity in a specific region of the prefrontal cortex and could give rise to a new class of anti-depressants. In a phase II trial in patients suffering from severe depression with melancholic features, SR 58611 was observed to be superior to fluoxetine, a reference treatment, and was well tolerated. A Phase III program in depression is ongoing, moreover a phase III clinical program in General Anxiety Disorder started in 2005.

•	Saredutant (SR48968, depression; phase III). Saredutant is an NK2 receptor antagonist developed for the treatment of Major Depressive Disorders. The patient inclusion of the two first phase III clinical trials have been completed.

•	Teriflunomide (HMR1726, multiple sclerosis; phase III). Teriflunomide is a dihydroorotate dehydrogenase inhibitor. An international phase III development program is ongoing.

•	Xaliproden (SR57746, Alzheimer’s disease, neuropathy; phase III phase II). Xaliproden is a non-peptide compound that activates the synthesis of endogenous neurotrophins. Two phase III studies in Alzheimer’s disease are ongoing. Xaliproden is also studied in the oncology area (see above).

•	SSR591813 (smoking cessation; phase III). This nicotinic partial agonist is being developed for smoking cessation. Results of phase IIb showed a clear evidence of dose response. Treatment with SSR591813 was associated with a greater percentage of subjects who achieved the primary efficacy criterion (4-week prolonged abstinence, compared to placebo).

•	SR57667 (Alzheimer’s disease, Parkinson’s disease; phase IIb). SR57667B, like xaliproden, is a non-peptide compound that activates the synthesis of endogenous neurotrophins. One Phase II study is ongoing in Alzheimer’s disease. Two phase II studies are ongoing in Parkinson’s disease.

•	Eplivanserin (SR46349, 5HT2A antagonist; phase III). The drug is being developed for the treatment of insomnia characterized by difficulties maintaining sleep (or sleep maintenance insomnia). A worldwide phase III program has started in November 2005 in patients with chronic primary insomnia.

•	M100907 (5HT2A antagonist; phase IIb). This second 5HT2A antagonist is being developed for the treatment of sleep maintenance insomnia. The phase IIb program is now completed.

•	HP 184 (spinal cord injury; phase IIa). HP 184 is a potassium channel and use-dependent sodium channel blocker. A first Phase II study showed improvement in ASIA Total Motor Score (a measure of sensory and motor function impairment) and confirmed tolerability in patients with spinal cord injury. A second phase II study is ongoing with the goal to treat 240 patients globally.

Negative results for Osanetant, which was in Phase IIb, led us to stop the development of this compound.

Internal Medicine

Certain of our principal compounds in the field of Internal Medicine currently in clinical trials are described below.

•	Alvesco® (Ciclesonide, XRP1526 – asthma – NDA approvable). The Alvesco® metered dose inhaler is being developed jointly with our partner Altana Pharma. Sanofi-aventis is conducting clinical studies to respond to the FDA’s questions from review of the Alvesco® NDA, and a response to the approvable letter is planned for submission in the first quarter of 2007.

•	AVE2635 (Ciclesonide/Formoterol – asthma – Phase IIb). Clinical studies are ongoing with the dry-powder inhaler combination of ciclesonide and formoterol. Phase IIb studies will be completed in the second quarter of 2006.

•	Ketek® (HMR3647 – Ketolide antibiotic). Ketek® is approved for respiratory tract infections (RTI’s: Community acquired pneumonia; acute exacerbation of chronic bronchitis; acute bacterial sinusitis; tonsillitis and pharyngitis). The new reduced size tablet formulation (400 mg in the United States and The European Union, 300 mg in Japan) was approved during 2005. Our current development program includes clinical studies in the United States, Europe and Japan to gain approval for pediatric RTI’s.

•	Satavaptan (SR121463, vasopressin V2 receptor antagonist; phase III) is a pure aquaretic compound developed for the treatment of dilutional hyponatremia. The double blind part of Phase III program in patients with syndrome of inappropriate antidiuretic hormone secretion (SIADH), showing a rapid, statistically significant and clinically relevant correction of hyponatremia in comparison with placebo, has now been completed. Efficacy in correcting hyponatremia associated with cirrhotic ascites has also been demonstrated. In addition, based on positive results of the Phase IIb program in cirrhotic patients, indicating a potential for a better control of the ascites, in co-administration with standard treatment, through a decrease in weight or a reduction of the paracenthesis, a phase III program is to be implemented in 2006.

Targeted Partnerships to Support the Development of Innovative Products

Through partnerships and alliances established with biotechnology firms and other pharmaceutical groups, sanofi-aventis is able to access new technology and to extend or strengthen existing areas of research.

Discovery Research

Two types of partnerships are employed to boost Discovery Research:

•	Technological partnerships giving sanofi-aventis teams access to new technology and extending their research and skills areas. Examples include:

•	GeneLogic (Gaithersburg, Maryland, U.S.): two global licenses to use toxicogenomic technologies, enabling access to expression profiling databases.

•	Amphora (Durham, North Carolina, U.S.): an agreement was signed in 2004 on the screening of specialist chemical libraries using microfluid-based compound profiling.

•	Elan (Dublin, Ireland) license to NanoCrystal formulation technology, which can assist with formulation and improve compound activity and final product characteristics.

•	Partnerships on innovative products, to maximize opportunities of exploring new leads in our therapeutic areas of excellence:

•	Millennium (Cambridge, Massachusetts, U.S.): validating novel biological targets in the field of inflammation and rapidly taking high value-added compounds forward to the development phase.

•	Immunogen (Cambridge, Massachusetts, U.S.): identifying and developing “naked” antibodies or immunoconjugates (monoclonal antibodies associated with an anti-cancer agent) in oncology. In March 2005, the anti-CD33 TAP (huMy9-6-DM4, AVE9633) was advanced into clinical testing.

•	Coley (Wellesley, Massachusetts, U.S.): global license and collaboration agreement on research into CpG oligonucleotides, which act as immunomodulators, for the treatment of certain respiratory disorders. Phase I clinical trial has been conducted with AVE 7279. A second-generation drug candidate, AVE 0675, has been selected for further clinical development.

•	Mitsubishi Pharmaceutical Corp. (Tokyo, Japan): identifying and developing new protective agents for the treatment of neurodegenerative diseases.

•	Genfit (Lille, France) profiling and studying the mechanism of action of PPAR-family related drugs.

•	As part of the “Impact Malaria” program, three cooperative programs were continued in 2005. Ferroquine, co-developed with the Université Scientifique et Technique de Lille (France), is currently in phase I of clinical development.

•	Sanofi-aventis is engaged in numerous partnerships with academic institutions, such as research collaborations with INSERM and CNRS in France, with Frankfurt University in Germany, and with Harvard Medical School in the United States.

International development

•	Cephalon (Frazer, Pennsylvania, U.S.): discovery and development of innovative small compounds able to inhibit tyrosine kinase pathways by blocking Vascular Endothelial Growth Factor (VEGF) receptors and thus inhibiting angiogenesis. Angiogenesis, or the development of capillary blood vessels, is a crucial mechanism in tumor development.

•	Regeneron Pharmaceuticals Inc. (Tarrytown, New York, U.S.): joint development of a recombinant fusion protein, the VEGF Trap, that produces soluble decoy-receptors which bind to VEGF, stopping it from stimulating the natural VEGF receptor and thus preventing angiogenesis. Clinical phase I trials are ongoing.

•	Immuno-Design Molecule, Inc. (IDM) (San Diego, California, U.S.): cooperation agreement on the development and marketing of immunological treatments for cancer. The purpose of the agreement is to develop autologous cell vaccines, using cellular therapy technology based on monocyte maturation using Interleukin-13. The therapeutic vaccine Uvidem, developed under the agreement, is currently in phase II trials for the treatment of melanoma in the United States.

License Agreements

•	Zealand: ZP10 is a glucagon-like peptide 1, or “GLP-1”, receptor agonist, intended to treat type 2 diabetes. The first Phase II clinical study on ZP10 was completed in 2005.

•	Ajinomoto: AVE 8062 is an antivascular agent for the treatment of solid tumors currently in clinical trials.

For other products developed under other research agreements with various pharmaceutical companies, such as Alvesco® (Altana AG) and Actonel® (P&G) see “Project Highlights/Internal Medicine” for Alvesco® and “Pharmaceutical Activity /Internal Medicines for Actonel®.

Vaccines Research and Development

Our human vaccines R&D remains focused on the development of new preventive vaccines, one particular area of research covers novel therapeutic vaccines targeting diseases such as HIV and cancer.

Sanofi pasteur R&D Pipeline

The table below shows the composition of our Research and Development Portfolio.

Preclinical	Phase I	Phase IIa	Phase IIb	Phase III	Launched/ LCM

DTP-HepB-Hib*

Meninge

A,C,Y,W Infant

Meningitis in infants

Pneumo

Meningitis &

pneumonia in infants

Flu Cell

Influenza (new

production method)

Rabies

Improved

formulation

Yellow Fever

Improved

formulation

Melanoma

Tumor antigen

administered

through viral vector

Treatment of

stage III & IV

Colorectal

Tumor antigen

administered

through viral vector

Treatment of

stage III & IV

Malaria

Prevention of

P.falciparum Malaria

	Meninge B Meningitis B in infants Flu Pandemia H5 & other types Experimental vaccines	Flu New Formulation Dengue Mild-to-severe Dengue Fever HIV Therapeutic ART interruption CMV Prevention of congenital infection	DTP-HepB- Polio-Hib* Menactra® toddler 1-2 Years Flu Micro-injection New Delivery Flu Infants Influenza in 6 weeks to 6 months of age	DTP-HepB- Polio-Hib* Menactra® ***Meningitis in 2-10 Years Pentacel™ *** D,T,P, Polio, Hib* HIV (Thailand) Prevention of infection Proof of Concept	Pediacel® D,T,P, Polio, Hib* Menactra® Meninge A,C,Y,W Meningitis in 11 to 55 Years Adacel® DTP* booster 11-64 Years

*	D=Diphtheria, T= Tetanus, Hib=H influenzae b, HepB=Hepatitis B, P = Pertussis
**	Compounds appearing in more than one therapeutic area
***	NDAs have been submitted for these products

Project Highlights

Influenza

We are developing a new formulation and applying new technologies including new delivery modes and new manufacturing processes with the aim to increase efficacy, acceptance or both. We are very active in pandemic preparedness.

A new delivery program based on the administration of Flu vaccine by Intra Dermal (ID) route using an innovative microinjection system is being developed in partnership with Becton Dickinson. Phase II studies were conducted in 2005 and Phase III clinical trials will be initiated in 2006.

A new formulation has been developed with the aim of improving vaccine effectiveness in the elderly population. This project is currently in Phase II.

New technology using a cell-based system, instead of the classic egg-based manufacturing process, has been developed under contract with the U.S. Government (under HHS’ supervision) and in partnership with Crucell. This program is aimed at both inter-pandemic and pandemic vaccines. A Phase I study will be initiated in 2006.

An extension of indication will be sought for the pediatric population in the United States. This project is currently in Phase II.

Pandemic Preparedness—A very active program for pandemic preparedness has been launched in both Europe and the United States. In the United States, activities are conducted under U.S. Government contracts. These activities concern year-round egg supply, clinical batch formulation and stockpiling of H5N1 vaccine. In Europe, activities include clinical batch production, clinical studies and core dossier submission for registration with the EMEA. The first clinical studies using H5N1 vaccine were completed in 2005.

Pediatric & Adolescent/Adult Booster Combination Vaccines

A number of pediatric vaccines are in development. Tailored for specific markets, they are aimed at protecting against 5 or all 6 of the following diseases: diphtheria, tetanus, pertussis, poliomyelitis, Haemophilus influenzae type b and hepatitis B.

Pentacel™—a pentavalent pediatric vaccine protecting against diphtheria, tetanus, pertussis, hepatitis B, poliomyelitis, and Haemophilus influenzae type b disease for the U.S. market was filed with the FDA in 2005.

Pediacel®—another pentavalent pediatric vaccine protecting against diphtheria, tetanus, pertussis, hepatitis B, poliomyelitis and Haemophilus influenzae type b disease for the EU markets, was licensed in the Netherlands and Portugal in 2005 (after being licensed in the United Kingdom in 2002).

Two hexavalent pediatric vaccines protecting against diphtheria, tetanus, pertussis, hepatitis B, poliomyelitis and Haemophilus influenzae type b disease are in development. One has completed Phase II development stage and will enter the Phase III development stage in 2006.

Adacel®—a trivalent vaccine protecting adolescents and adults against diphtheria, tetanus, and pertussis. Marketed in Canada and Germany. This product has been approved by the FDA and was launched in the United States in July 2005. In 2006, we will focus on efforts to extend its indications (primarily the pre-school booster indication) in countries where the product is already marketed, and to gain new licenses.

Meningitis Program

Neisseria meningitidis has been a leading cause of meningitis in the United States, Europe and elsewhere, striking the very young as well as adolescents. There are five serogroups that contribute to the vast majority of the incidences of the disease worldwide: A, C, W-135, Y and B. A polysaccharide vaccine comprised of serogroups A, C, W-135 and Y, Menomune®, has been a valuable product for many years. In 2005, a conjugate-based vaccine, Menactra®, was licensed in the United States for indications against invasive meningococcal diseases in patients aged 11-55 years. As a conjugate vaccine, Menactra® is expected to provide a longer immunity than the polysaccharide vaccine. Ongoing projects related to Menactra® have the primary focus of decreasing the age at which one can first receive this vaccine. In 2005, a supplement to the Menactra® license was submitted to the FDA to lower the indication to two years of age, effectively increasing the age range of 2-55 years. This supplement is pending and expected to be approved in 2006. In parallel, activities are ongoing to license this vaccine worldwide. In 2005, an application was filed in Canada and approval is expected in 2006. Submission to the European Union is targeted for early 2007. Additional international filings will subsequently occur.

•	Menactra® Toddler—The project is aimed at further lower the age of administration below two years of age. This vaccine entered into a Phase I study at the end of 2004 and will enter Phase III in 2006.

•	Meninge Infant—Targets the infant primary/booster series schedule for introduction of a meningococcal vaccine. The primary focus of this project is to evaluate optimal conjugation chemistries.

•	Meningitidis B—Cross-reactivity between the polysaccharide and human tissues prevents using the same approach as used for the other serogroups. Sanofi pasteur’s approach is to identify conserved components of the bacterial membrane that provide wide protective coverage. A Phase I study evaluating this approach was initiated in 2005.

Pneumococcal Program

Streptococcus pneumoniae is the leading etiological agent of severe infections such as pneumonia, septicemia, meningitis and otitis media and causes over 3 million deaths per year worldwide, of which a million are children. The problem of antimicrobial resistance in Streptococcus pneumoniae has complicated the treatment of pneumococcal disease and further emphasized the need for vaccination to prevent large-scale morbidity and mortality. Sanofi pasteur has 2 projects in its pneumoccal program.

•	Conjugate Vaccines— have proven effective. Sanofi pasteur has long been active in the field. Our current approach should enter the clinic at the end of 2006.

•	Protein Vaccine—Conserved pneumococcal proteins (as opposed to the polysaccharides) are frequently involved in the pathogenesis of infections. As with the meninge B approach, these proteins are considered to be components for future vaccines as they cover many more serotypes of Streptococcus Pneumoniae. They are less variable than the capsular polysaccharides and are more likely to elicit an immune response in children. Clinical development is expected to start at the end of 2006.

New vaccine targets

•	Dengue

Dengue fever is growing in epidemiological importance, linked with global socio-climatologic changes, and is a major medical and economic burden in endemic areas in Asia, Latin America, the Pacific and Africa and one of the leading causes of fever among travelers. We are undertaking multiple approaches to develop a vaccine covering the four viral serotypes of Dengue fever in order to prevent this disease and its severe complications (hemorrhagic fever). The sanofi pasteur Dengue fever vaccine project has now entered Phase II following promising phase I results. Vaccination will target people living in affected areas as well as travelers to these regions.

•	Malaria

The sanofi pasteur malaria vaccine project is in the pre-clinical stage and will benefit from the malaria partnership network and vaccine adjuvant technology developed in-house.

•	Chlamydia trachomatis

Chlamydia trachomatis is the most commonly reported sexually transmitted bacterial pathogen and produces serious morbidity and long-term sequels, especially in women. Chlamydia-host immunobiology is characterized by acute infection followed by immunity or by persistent infection that is associated with tissue damage and disease sequels. The Chlamydia trachomatis project goal is to develop a recombinant protein vaccine for prophylactic vaccination against the Chlamydia trachomatis sexually transmitted infection. The target population is pre-sexually active women, 11 to 14 years of age. At present the project is at the exploratory stage.

Cancer

A development program is focusing on colorectal and melanoma cancers, seeking specifically to activate the immune system to destroy cancer cells. Phase I clinical studies using the proprietary ALVAC technology in patients with melanoma and colorectal cancer showed a favorable safety profile.

•	Melanoma

The incidence and mortality of cutaneous malignant melanoma have risen dramatically over the past several decades and combating melanoma remains an unmet medical need. There is evidence that suggests that manipulation of the immune response against melanoma may be therapeutic. During 2005, clinical and research grade new generation melanoma multiantigen vaccine candidates have been engineered and preclinical immunologic validation was initiated.

•	Colorectal Cancer

Colorectal cancer is the most common cancer of the gastrointestinal tract and the second leading cause of cancer-related morbidity and mortality, with approximately 300,000 new cases and 200,000 deaths in Europe and the United States each year. A multiantigen therapeutic vaccine is being developed, incorporating several tumor-associated antigens highly specific to colorectal cancer, as well as a co-stimulatory component to enhance immune activation. New antigens for the colorectal vaccine from recently established collaborations are currently being evaluated.

Both our cancer vaccine programs use the ALVAC technology: an avian pox virus is used as the vector tumor-associated antigens to deliver to the immune system and elicit a cell-mediated immune response aimed at controlling or destroying malignant cells.

HIV

Sanofi pasteur has been a pioneer in HIV vaccine research with a long-standing research program as well as partnerships with leading government agencies and pharmaceutical companies. Sanofi pasteur is exploring both prophylactic and therapeutic approaches to developing vaccines to combat HIV.

•	HIV Immunotherapy

Vaccine-based HIV immunotherapy aims to present critical HIV antigens in a novel way, thus triggering an HIV-specific immune response capable of controlling viral replication. The goal of immunotherapy is to provide HIV patients with the option of interrupting antiviral therapy in order to maintain treatment options, relieve side effects and improve patient quality of life. Sanofi pasteur’s approach is based on two candidates: recombinant Tat toxoid, and the recombinant canarypox vector expressing HIV genes. The goal is to elicit antibodies to block Tat secreted by HIV-infected cells since Tat is involved in the replication of the virus and in its immunosuppressive effects. The canarypox vector, ALVAC-HIV, is designed to elicit cell-mediated immune response that would kill HIV-infected cells. Pilot clinical studies have been conducted and support further development to determine the best treatment modality for this approach.

•	HIV Prophylactic Vaccine

The development of an effective prophylactic vaccine for human immunodeficiency virus has been an elusive target since the discovery of the virus 20 years ago. However, until an efficacy trial is undertaken, the evaluation of candidate vaccines relies on anecdotal criteria derived from other clinical settings, such as the immunologic responses found in HIV-1 infected long-term non-progressors and in HIV-1 and non-human primate vaccine studies. A recombinant canarypox vaccine, ALVAC-HIV is currently in phase III in Thailand. The trial is a collaboration between the U.S. Army, the National Institute of Allergy and Infectious Diseases of the NIH, the Ministry of Public Health of Thailand, sanofi pasteur and Vaxgen. In 2005, the enrolment of more than 16,000 volunteers was completed. A 2.5 year follow-up is now underway. A similar approach using a recombinant virus to elicit HIV-specific CD8 response is being applied in Europe where a Phase I trial sponsored by the EuroVacc Foundation (EuroVacc 02) has been completed.

Important Partnerships

Sanofi pasteur has concluded important partnerships in 2005 with:

-	Becton Dickinson (broad field micro-injection technology)

-	HHS/ NIH (Flu – 4 RPF’s for pandemia)

-	EISAI (broad field TLR adjuvant)

-	Agensys (Colorectal cancer antigens)

Production and Raw Materials

Our principal manufacturing processes consist of three stages: the manufacture of active ingredients, the incorporation of those ingredients into products designed for use by the consumer and packaging. At each of these three stages, we need to purchase a variety of raw materials. When possible, we have a policy of maintaining multiple sources of supply for these materials. In a few cases, some raw materials may be in short supply. Nonetheless, we have not experienced any material difficulty in obtaining a sufficient supply of raw materials in recent years and believe that we will be able to obtain supplies in sufficient quantities in the future. We do not believe the Group is exposed to any material risks related to the volatility of the prices of raw materials that we outsource.

We generally develop and manufacture the active ingredients that we use in our products. We have a general policy of producing the active ingredients for our principal products at our own plants rather than outsourcing production. Even though we must outsource certain production elements, we are committed to this general principle, which reduces our dependency on key suppliers.

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

Among our other key products, we also depend on third parties in connection with the manufacture of Eloxatine®. Under the terms of our license agreement, we purchase the active ingredient from Debiopharm, and the production of the finished product is outsourced to two manufacturers. We have scheduled to transfer the manufacture of the liquid form of Eloxatine® to our facility in Dagenham (United Kingdom). Routine production will occur end of 2006.

In addition, we work with external manufacturers mainly for several small products. These subcontractors are required to follow our guidelines in terms of quality, logistics and other criteria. Our main subcontractors are Patheon, Famar, LCO, Haupt and Sofarimex.

Under our partnership with BMS, a multi-sourcing organization is in place for Plavix® and Aprovel®. For both products, pharmaceutical production is performed partly in sanofi-aventis plants and partly in BMS plants. For active ingredient production, a double-sourcing approach has been put in place for Aprovel® involving sanofi-aventis, BMS and sub-contractors’ plants.

In mid-2004, we sold the chemical manufacturing plant at Villeneuve-la-Garenne to PCAS. As a consequence we now outsource a part of the chemical activity linked with Lovenox® to PCAS (early stages of chemical synthesis), pursuant to a six-year outsourcing agreement.

In connection with the acquisition of Aventis, we divested our interests in Arixtra® and Fraxiparine®. Our facility at Notre-Dame de Bondeville, which produces those two products, was sold to GlaxoSmithKline on September 1, 2004. This plant also manufactures other products like Elitek®, Tranxene®, and Depakine® under a supply agreement until September 2009.

Each stage of the manufacturing process is carried out under carefully controlled conditions and is regulated by applicable legislation and regulatory authorities, including for facilities that produce products marketed in the United States. Wherever possible, we seek to have multiple plants approved for the production of key active ingredients and finished products.

Our main European production facilities are located in France, Germany, Italy, Spain, the United Kingdom and Hungary. In North America, we run two facilities in the United States (Kansas City and Saint Louis) and one in Canada (Laval). We have one plant in Japan (Kawagoe) and additional facilities located in many other countries around the world, including in Northern Africa, Eastern Europe, Asia and Latin America.

All of our facilities are Good Manufacturing Practices (GMP) compliant in accordance with international guidelines. Our main facilities are also FDA approved, including, our facilities in Ambarès, Tours, Le Trait, Maisons-Alfort and Compiègne in France, Dagenham and Holmes Chapel in the United Kingdom, Frankfurt in Germany, Saint Louis and Kansas City in the United States and Laval in Canada.

To carry out the production of human vaccines, sanofi pasteur has a large industrial operations network with sites located in North America and Europe as well as in emerging markets: China, Thailand and Argentina.

A more detailed list of our manufacturing sites is set forth below under “— Property, Plant and Equipment”.

Markets

Marketing and Distribution

The combination of Sanofi-Synthélabo and Aventis into sanofi-aventis has reinforced our Group’s international footprint and our marketing strength in a number of key markets.

We have a commercial presence in approximately 100 countries, and our products are available in more than 170. Our top five markets in terms of net sales are, respectively, the United States, France, Germany, Italy and Japan.

A breakdown of our sales by geographic market is presented in “Item 5. Operating and Financial Review and Prospects — Results of Operations – Year Ended December 31, 2005 Compared with Year Ended December 31, 2004”. Accounting for over 49% of global prescription drug sales, the United States is the world’s largest pharmaceutical market and our single largest national market. In 2005, we generated 35% of our net sales in the United States. In Europe, our leading markets are France, Germany, Italy, Spain and the United Kingdom. Japan, the world’s second-largest national pharmaceutical market, accounted for 3.8 % of our net sales in 2005.

Although specific distribution patterns vary by country, we sell prescription drugs primarily to wholesale drug distributors, independent and chain retail drug outlets, hospitals, clinics, managed care organizations and government institutions. These drugs are ordinarily dispensed to the patients by pharmacies upon presentation of a doctor’s prescription.

We have a global sales force of 35,000 representatives, including approximately 12,400 in Europe, 9,400 in the United States, 1,600 in Japan and 1,600 in China. The precise composition by therapeutic area fluctuates according to business needs and in line with each country’s key products. In our major markets, we deploy dedicated sales forces specialized in areas such as oncology, metabolism and cardiovascular diseases.

Our 35,000 medical sales representatives, who work closely with health care professionals, use their expertise to promote and provide information on our drugs. These representatives embody the Group’s values on a day-to-day basis and are required to adhere to a code of ethics. This commitment extends to promoting and providing information not only on the latest therapeutic advances but also on all our traditional products, which provide the foundation for satisfying major therapeutic needs. The quality of our sales force teams is recognized by our customers, as highlighted in the United States by the results of the Health Strategies Fall 2005 SFE monitor survey. In this survey, sanofi-aventis enhanced its high ranking: both in its ability to access customers and inform them about its products, and in effectiveness of sales calls, in terms of delivering useful content to customers.

Beyond direct promotion by our sales forces, and as most pharmaceutical companies do, we also market and promote our products to physicians through a variety of advertising, public relations and promotional tools. We regularly advertise in medical journals and exhibit at major medical congresses. In some countries, some of our products are also marketed directly to consumers by way of television, radio, newspapers and magazines. Not all products are marketed through all media channels. National advertising campaigns are used to enhance awareness of conditions such as deep vein thrombosis, osteoporosis, uncontrolled diabetes, influenza and peripheral arterial disease in markets such as Germany, France and the United States. Some major campaigns took place in 2005, such as a direct-to-consumer campaign in the United States on the importance of compliance with medical recommendations related to a drug treatment.

Although we market most of our products with our own sales forces, we have entered into and continue to form partnerships to co-promote/co-market certain products in specific geographic areas. Major arrangements currently include an agreement with BMS for the cardiovascular drugs Aprovel® and Plavix®, P&G for the osteoporosis drug Actonel® and Teva Pharmaceuticals for the multiple sclerosis drug Copaxone®. More details on these alliances are provided below under “— Alliances”.

Our human vaccines are sold and distributed through multiple channels, including physicians, pharmacies and distributors in the private sector, and governmental entities and Non-Governmental Organizations (NGOs) in the public and international donor markets, respectively.

Alliances

In 2005, we had three major alliances through which four of our top 15 products were marketed. The first, with Bristol-Myers Squibb, or BMS, governs the development and marketing of Plavix® and Aprovel®. The second, with Procter & Gamble Pharmaceuticals, or P&G, governs the development and commercialization of Actonel®. The third is a marketing agreement with Teva Pharmaceuticals regarding Copaxone®.

The financial impact of our principal alliances on our financial condition or results of operations is significant and is described in detail under “Item 5. Operating and Financial Review and Prospects — Overview — Financial Presentation of Alliances”.

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

Under the alliance arrangements, there are two territories, one under our operational management and the other under the operational management of BMS. The territory under our operational management consists of Europe and most of Africa and Asia, while the territory under the operational management of BMS consists of the rest of the world excluding Japan. In Japan, Aprovel® is under development through agreements between BMS and the Japanese pharmaceutical company Shionogi Pharmaceuticals. The BMS alliance does not cover rights to Plavix® in Japan.

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

Under the alliance arrangements with P&G, there are four principal territories with different marketing arrangements:

•	Co-promotion Territory: The product is jointly marketed through the alliance arrangements under the brand name Actonel® with sales booked by P&G. The co-promotion territory includes the United States, Canada, France, Germany, the Netherlands, Belgium and Luxemburg.

•	Secondary Co-promotion Territory: The product is jointly marketed through the alliance arrangements under the brand name Actonel® with sales booked by sanofi-aventis. The secondary co-promotion territory includes the United Kingdom, Ireland, and since mid-2005, Sweden, Finland, Greece Switzerland, Austria, Portugal and Australia. P&G may also at a later date exercise an option to co-promote the product in Denmark, Norway, Mexico and/or Brazil.

•	Co-marketing Territory: Each company markets the products independently under its own brand name. Italy is currently the only country in this territory; the product is sold in Italy under the brand name Actonel® by P&G and under the brand name Optinate® by sanofi-aventis.

•	Sanofi-aventis Only Territory: The product is marketed by sanofi-aventis independently under the brand name Actonel® or another agreed trademark in all other territories.

Teva Pharmaceuticals

We in-license Copaxone® from Teva Pharmaceuticals (“Teva”) and market it through an alliance agreement with Teva, which was originally concluded in December 1995, and amended several times, most recently on December 22, 2005.

Under the alliance agreement with Teva, marketing and financial arrangements vary depending on the country in which the products are marketed.

Outside the United States and Canada, there are two principal marketing arrangements under the Teva alliance:

•	Exclusive Marketing: We have the exclusive right to market the product. This system is used in a number of European countries (Spain, Portugal, Italy, Greece, Finland, Denmark, Sweden, Norway, Iceland, Ireland, Luxemburg, Poland, Lichtenstein and Switzerland), Australia and New Zealand.

•	Co-promotion: The product is marketed through the alliance arrangements under a single brand name. We use the co-promotion system in Germany, the United Kingdom, France, the Netherlands, Austria, Belgium and the Czech Republic.

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

The pharmaceutical market is generally defined by three types of competition:

•	competition among pharmaceutical companies to develop new patented pharmaceutical products for a specific therapeutic indication;

•	competition among existing patented pharmaceutical products for a specific therapeutic indication; and

•	competition between original products and bioequivalent generic products following the loss of patent protection. Generics competition has been more intense in the past few years and several major pharmaceutical companies including Novartis – through its generic division Sandoz – are investing substantially in this segment.

We compete with other pharmaceutical companies to develop new and innovative pharmaceutical products. We may develop new technologies and new patented products entirely internally, or we may enter into collaborative R&D arrangements in order to access additional new technologies. When we decide to have access to new technologies through outside R&D collaborative arrangements, we compete directly with large pharmaceutical companies.

Our prescription drugs compete in all our major markets primarily against other branded, patented drugs from large national and international pharmaceutical companies, e.g., Novartis in hypertension and oncology, Pfizer in antibiotics, oncology and allergy, AstraZeneca in cardiovascular and oncology, BMS in oncology, Boehringer-Ingelheim in atherothrombosis and benign prostatic hyperplasia, Eli Lilly in osteoporosis, diabetes, and oncology, GlaxoSmithKline in oncology, allergy and thrombosis, Merck & Co. in hypertension, osteoporosis and benign prostatic hyperplasia, Abbott in benign prostatic hyperplasia, Novo Nordisk in diabetes and Roche in oncology. In the human vaccines business, we compete primarily against GlaxoSmithKline, Merck & Co., Wyeth and Novartis through its subsidiary Chiron.

Note: The following market share and ranking information is based on sales data from IMS Health MIDAS and GERS (France), retail and hospital, for the full year 2005, in constant euro.

While we believe the IMS/GERS sales data we present below are generally useful comparative indicators for our industry, they may not precisely match the sales figures published by the companies that sell the products (including our company and other pharmaceutical companies). The rules used by IMS to attribute the sales of a product covered by an alliance or license agreement do not always exactly match the rules of the agreement.

In order to prepare a reconciliation of consolidated net sales data to “developed sales” as defined in “Item 5 — Operating and Financial Review and Prospects — Presentation of Net Sales — Developed Sales”, IMS net sales have been adjusted as follows:

IMS consolidated net sales as presented:

(i)	include sales as published by IMS (excluding sales generated by the Vaccines business), equating to the scope of our pharmaceutical operations;

(ii)	include adjustments to data for Germany, to reflect the significant impact of parallel imports;

(iii)	include IMS sales of products sold under alliance or license agreements which we recognize in our consolidated net sales but which are not attributed to us in the reports published by IMS;

(iv)	exclude IMS sales for products which we do not recognize in our consolidated net sales but which are attributed to us by IMS.

The scope of IMS developed sales includes:

(i)	IMS consolidated net sales as defined above; and

(ii)	IMS sales of products that we include in our developed sales but which are not included in the scope of IMS consolidated net sales.

Products market shares are calculated based on referenced market definitions specified internally and on the basis of IMS consolidated sales unless specified otherwise.

United States

Sanofi-aventis ranks eighth based on IMS-consolidated sales and fourth based on IMS-developed sales. Our market share in this market is 4.4% based on IMS-consolidated sales and 6.0% on IMS-developed sales.

In 2005, our top-selling products in the U.S. were Lovenox®, Plavix®, Stilnox® under the brand name Ambien® and Allegra®. These two last ones faced major events in September 2005 with the launch of the new controlled-release formulation of Ambien® (Ambien CR™) and the market entry of generic versions of fexofenadine HCI.

France

Sanofi aventis is the leading pharmaceutical company in France with a market share of 16.4% based on IMS consolidated sales. Plavix®, Lovenox® and Taxotere® are leading brands in their market.

Germany

The Group has a market share of 6.7% in IMS consolidated sales and 7.6% in IMS developed sales. Our largest products are Plavix®, Lovenox® and Insuman®.

Japan

In Japan, sanofi-aventis has a market share of 1.7% based on IMS-consolidated sales and 1.9% on IMS-developed perimeter and ranks 17th in both perimeters. Our top-selling products were Allegra®, Amaryl® and zolpidem under the brand name Myslee®.

In July 2005, we announced an agreement with Daiichi under which sanofi-aventis Japan would recover all Japanese rights to Plavix®. Sanofi-aventis and Daiichi agreed to collaborate in the future in the areas of manufacturing and co-promotion to ensure the success of Plavix® in Japan, which we currently expect to launch in 2006.

We also face competition, which can be significant, from generic prescription products. Generic products typically enter the market as patent protection and regulatory exclusivity expire. More details on such challenges are provided under at “Item 8. Financial Information — Consolidated Financial Statements and Other Financial Information — Information on Legal or Arbitration Proceedings” and at Note D.22(b) to the consolidated financial statements included in Item 18 of this annual report. In addition, a competitor who has otherwise received all relevant regulatory approvals for its proposed generic product, may choose to launch its product before either the patent expiration date or the decision of a court in a legal challenge to the patent. Such launches are said to be “at risk” for the promoter of the generic product because of the risk it will be required to pay substantial damages to the owner of the original product. See “Item 3. Risk Factors”. If we are unable to protect our proprietary rights, we may fail to compete effectively or operate profitably. This was the case in September 2005 when Teva and Barr launched a generic of fexofenadin HCI before the expiration of the U.S. patents and while patent litigation against these companies remains pending.

Sanofi-aventis also faces competition from over-the-counter (OTC) products which pharmacies sell without a prescription, generally at a price lower than the price of drugs sold only with a doctor’s prescription.

Another competitive issue facing pharmaceutical manufacturers is the increasing incidence of parallel trade, also known as re-importation, which takes place when drugs sold abroad under the same trade name as in a domestic market are then imported into the domestic market by parallel traders, who may repackage and/or resize the original branded product or offer products for sale by alternative means, such as by mail or the internet. The rationale for parallel trade lies in economic advantages arising from different prices for the drugs due to different sales costs, market conditions (e.g., intermediate trading stages) and tax rates or because of national regulation of prices. There are indications that parallel trade is affecting markets in several regions, mostly in European countries.

Regulation

The global pharmaceutical industry is highly regulated. National and supranational regulatory authorities administer numerous laws and regulations covering the testing, approval, labeling, manufacturing, importation, exportation, labeling and marketing as well as post-marketing commitments of drugs, and also review the quality, safety and efficacy of pharmaceutical products. Of particular importance is the requirement to obtain regulatory approval for a pharmaceutical product from a country’s national regulatory authority before such product may be marketed in that country and also to maintain the dossier thereafter. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development.

The submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before and also after granting, an approval, even though the relevant product has been approved in one or several other countries. Regulatory authorities also have administrative powers that determine product recalls, seizure of products and other sanctions.

Europe, the United States and Japan all have very high standards for technical appraisal. Approval takes usually one to two years but may vary by country, from six months to, in some cases, several years from the date of application, depending on the quality of data produced, the degree of control exercised by the regulatory authority, the review procedures, the nature of the product and the condition to be treated.

In recent years, intensive efforts have been made among the United States, the European Union and Japan to harmonize registration requirements. Many pharmaceutical companies are now able to prepare and submit a common technical document (CTD), that can be used in each jurisdiction for a particular product with only local or regional adaptation.

However, the requirement of many countries (including Japan and several Member-States of the European Union) to negotiate selling prices or reimbursement levels with government regulators can substantially extend the time to market after initial approval to market is granted. While marketing authorizations for new pharmaceutical products in the European Union have been substantially centralized with the European Agency for the Evaluation of Medicinal Products (EMEA), pricing and reimbursement remains a matter of national competence. See( “— Pricing”), below.

In the European Union, there are three main procedures by which to apply for marketing authorization: the Centralized Procedure, the Mutual Recognition Procedure and the decentralized procedures.

•	The Centralized Procedure is compulsory for medicinal products derived from biotechnology and is also available at the request of companies for other innovative products. In the Centralized Procedure the license application is submitted directly to the European Agency for the (EMEA). The application is evaluated by the Committee for Medicinal Products for Human Use (CHMP). The European Commission makes the final binding decision. Once granted, an approval via the Centralized Procedure is valid throughout the European Union without further action and the drug may be marketed within all EU Member States.

•	The Mutual Recognition Procedure operates by having one country (i.e. the Reference Member State (RMS)) carry out the primary evaluation of a new compound. Once the first license is granted by the RMS other EU Member States (Concerned Member States or (CMS)) then must decide whether they will accept or reject the approval granted by the RMS.

•	The Decentralized Procedure applies to products which have not yet obtained a marketing authorization in a European Member State. The key procedural difference compared to the Mutual Recognition Procedure is that an initial marketing authorization is not issued by the RMS. All the Concerned Member States (CMS) can be involved early in the process by contributing to the draft assessment report. As compared to MRP, more opportunities exist for discussion and consensus to be reached leading to closure of the procedure at a several possible points.

The EMEA has introduced a series of initiatives aiming at improving the openness and the transparency of its activities, such as procedures dealing with the publication of the European Public Assessment report which will now be more detailed. New initiatives are proposed with regards to the publication of Questions and Answer documents and of Safety Bulletins for medicines for human use.

National authorizations are still possible but are only for products intended for commercialization in a single EU Member State, or for line extensions to existing national product licenses.

In the United States, applications for drug registration are submitted to and reviewed by the FDA. The FDA has broad regulatory powers over all pharmaceutical products that are intended to be, and which are, commercialized in the United States. To commercialize a product in the United States a New Drug Application is filed with the FDA with data that sufficiently demonstrate the drug’s quality, safety and efficacy. Approval for a new indication of a previously registered drug requires the submission of a supplemental NDA (sNDA).

Pharmaceutical manufacturers have committed to publish protocols and results of clinical studies performed with their compounds in publicly accessible registries (Clinical Trials Registry and Clinical Trial Results Registry). See “— Research and Development — Pharmaceutical Research and Development — Global and Focused organizations : Discovery and Development – Development” above.

Generic drug manufacturers may file an Abbreviated NDA (ANDA). These applications are “abbreviated” because generic manufacturers, except for the quality part of the dossier, need only to demonstrate that their product is bioequivalent (i.e., that it performs in the same manner as the innovator’s product). Consequently, the length of time and cost required for development of such product is considerably less than for the innovator’s drug. See “—Patents, Intellectual Property and Other Rights”, below, for additional information. The ANDA procedures in the United States can be used for pharmaceutical products classified as “drugs”, but are not currently available for other product categories including vaccines.

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

In Japan, the regulatory authorities can request bridging studies to verify that foreign clinical data are applicable to Japanese patients and also require data to determine the appropriateness of the dosages for Japanese patients. These additional procedures have in the past created differences of several years in the registration dates of some of our products in Japan compared to our other major countries.

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

We believe that the governments in many markets important to our business will continue to enact measures in the future aimed at reducing the cost of pharmaceutical products to the public. It cannot be predicted with certainty what future effects the various pharmaceutical price control efforts will have on our business. These efforts could have significant adverse consequences for the pharmaceutical industry as a whole and, consequently, also for sanofi-aventis. Increasing budgeting and price controls, the inclusion of patent protected drugs in national reference price systems and approved drug lists and other similar measures may continue to occur in the future.

United States

In the United States, the initiation of the new Medicare Part D drug benefit program, combined with Medicaid, establishes the federal government as almost equal to the private health insurance sector in terms of total drug reimbursement. The Medicaid program requires that pharmaceutical manufacturers pay rebates to individual states on Medicaid reimbursed pharmaceutical products so that the Medicaid program receives the manufacturer’s “best price” or a minimum discount provided by law. Individual state governments are actively seeking ways to further reduce the cost of pharmaceutical products by exerting more formulary control of available products in the program through a discount bid process as well as the historical preference for generic product usage. However, the estimated total drug spend in Medicaid has been reduced by 50% due to the shift of the “dual Medicare/Medicaid eligible” patients to Part D. The new Part D program is implemented through third party market drug benefit providers utilizing formulary design and a discount bid process to attain access similar to the private sector. Benefit Managers, both in Part D as well as for the private sector plans, dynamically manage the formulary process and products in order to control overall cost trends. Further attempts to reform Medicaid and Medicare may occur, due to the U.S. government motivation to keep costs down via future pricing and reimbursement constraints. Private sector plans will continue to pressure prescription cost increases by greater generic utilization and cost shifting to the beneficiaries.

France

In France, the government regulates prices of new prescription and non-prescription drugs and price increases and decrease for existing drugs. A new reference pricing system was introduced in France in July 2003 under which the government reimburses some off-patent products only up to a certain level (generic price or the so-called reference price) with patients paying the remainder if the original brand does not cut its price to the level of the reference price. In addition, the French health ministry de-listed several products deemed to have “insufficient” medical benefit. In return, the government introduced the principle of a “fast-track” procedure to set prices and provide reimbursement for new innovative drugs. This measure could extend by many months the duration of commercialization for drugs under patent protection. In July 2004, the French Parliament passed a Health Insurance Bill (“Projet de Loi Relatif à l’Assurance Maladie”) with the objective to reduce costs by around €10 billion per year and to raise additional revenues totaling €5 billion per year. A major impact on the pharmaceutical industry will be that, if health insurance spending on drugs increases by more than the government’s target of 3% in 2004 and 1% per annum in subsequent years, the pharmaceutical industry will be required to pay rebates equivalent to up to 50% up to 1.5%, 60% up to 2% and 70% of the excess. Beginning January 1, 2005, a new organization, the High Authority for Health (“Haute Autorité de la Santé”), will evaluate medicines and other forms of treatment, offer recommendations on what the health insurance system should reimburse, and issue guidelines on good clinical practice. On 23 November 2005 the Parliament approved the Social Security Finance Act for 2006, which provides for some cost containment measures for medicines, inter alia:

•	Increase from 0.6% to 1.76% of the special tax on reimbursed medicines sales;

•	Price reduction for ‘generics groups’ (a generic group consists of the brand product and its copies) by 15% or 25% for molecules that have been off-patent for more than two years;

•	De-listing of products with insufficient medical value and reduction of the reimbursement rate from 35% to 15% for veinotonics.

Japan

The Ministry for Health, Labor and Welfare (MHLW) controls the pricing of pharmaceutical products in Japan. The MHLW determines the drug reimbursement price paid by the National Health Insurance (NHI) to medical institutions. The NHI drug reimbursement price is determined for each prescription drug by the MHLW. Since the price at which medical institutions purchase drugs can be set at a lower price than the reimbursement price through negotiation with wholesalers, a gap may exist between the selling price and the NHI drug price. Periodically (every two years in principle), the MHLW carries out a revision of drug reimbursement prices aimed at bringing NHI prices closer to the market prices. The latest pricing round in April 2004 averaged a decrease of 4.2%, which was the lowest in two decades. Having implemented wide-ranging reforms to its healthcare system over a three-year period, Japan’s new Pharmaceutical Affairs Law (PAL) was finally completed in April 2005. The government has since recognized the need for reforms to its pricing and reimbursement system in light of the country’s demographic problems. The reforms include raising co-payments from 20% to 30% for the elderly, and promoting generic substitution by changing a prescription. The April 2006 price cuts average of 6.7% which was caused by the increasing purchasing power.

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

Further to reference pricing, individual prescription limits for physicians were introduced in 2001, which have to be negotiated annually between the Statutory Health Insurance (SHI) and the National Association of SHI-accredited Physicians. The legislation is also aimed at increasing the prescription of generic and imported drugs. In 2002, a sales quota for imported drugs came into force. Pharmacists were obliged to fulfill an import quota of 5.5% in 2002 and 7% in 2003, respectively. The new healthcare legislation reduced the import quota to 5% in 2004. In addition, pharmacies were obliged to dispense parallel imports only if the imported drug is 15% or €15 cheaper than the original drug. In 2003, a price freeze and a compulsory rebate of 6% for all prescription drugs not covered by reference pricing came into force. In 2004, this rebate was increased to 16%, limited until the end of 2004. The price freeze ended in December 2004 and the compulsory rebate was reduced to 6% in January 2005. Meanwhile, Germany’s newly created Institute for Quality and Economic Efficiency (IQWiG)—has began to conduct Health Technology Assessments (HTAs), similar to its British counterpart, NICE. IQWiG is an advisory body, but its recommendations have an impact on pricing and reimbursement decisions for innovative drugs.

Italy

A reference price reimbursement for off-patent products system has been in place in Italy since September 2001. The reference price is currently calculated as the price of the cheapest drug in the category at the regional level. Beginning January 2004, a new public body, the Italian medicines agency (AIFA), has taken over all the responsibilities covering medicine approval, pricing and reimbursement, as well as pharmaceutical expenditure in general. The AIFA has the authority to reassess the reimbursement list on an annual basis and decide which changes need to be implemented. In June 2004 the AIFA imposed a 6.8% price cut on the ex-factory price of all reimbursed medicines, equivalent to a 4.12% reduction of the reimbursed public price level. In line with its powers, the AIFA approved a restructuring of the reimbursement list (“Prontuario”) that involves price cuts for almost 300 high-selling presentations and an increase in the number of drugs for which patients do not have to pay. As a result, the number of fully reimbursed medicines, both patented and generic, increased. To help offset the cost of this decision and to rein in the expected overshoot in pharmaceutical spending for 2004, as well as cap the growth for 2005, the AIFA approved the following measures:

(a) Reduction of the retail public price affecting 294 product presentations (a total of 56 active ingredients) implemented on January 1, 2005. These are active ingredients that in the first half of the year 2004 recorded a sales increase above the average of the whole market (8.6%). Prices can be reduced by a maximum of 10%.

(b) Extension of the current compulsory 6.8% reduction of the ex-factory price up until October 2005.

The two measures are cumulative, and consequently the 294 high selling presentations had been subject to both price cuts. Despite a decline in pharmaceutical spending following this price cut, the Italian Ministry of Health also imposed a price-freeze of Class C drugs (reimbursable, but at 0%)—with only biannual price increases allowed, starting in January 2007. There has been a marked shift in the use of pharmaceuticals from the retail to the hospital sector—as Italian regions encourage hospitals to provide drugs for home use to patients upon discharge, thus utilizing the 50% lower price of hospital medicines.

The measures mentioned in (a) and (b), above, recovered the overspending of 2004. The estimated budget overrun for 2005 borne by drug companies is estimated to be about €0.8 billion. Two temporary measures were initiated on January 15, 2006 with the aim of recovering this overspend:

1. 4.4% Public Price Decrease for all reimbursed products (retail and hospital)

2. 1% rebate on wholesaler prices to be paid only by drug companies (limited to retail and non generic products)

The AIFA will check the results of these measures before the end of the second quarter of 2006 and depending on expenditure levels, could take other decisions.

United Kingdom

The Department of Health has power, now contained in the Health Act 1999, to limit prices of pharmaceuticals and control the profits of pharmaceutical companies. Against this background, a voluntary agreement called the Pharmaceutical Price Regulation Scheme (“PPRS”) has been concluded between the industry association and the Department of Health.

Within a framework relating to profit, manufacturers are free to set initial prices but restricted in making subsequent price changes. The previous form of the PPRS was in place from 1999 to 2004. In November 2004 the Department of Health announced that it had re-negotiated the PPRS for the next five years for the period through 2010. This includes an overall 7% price cut, which the companies can achieve by modulating reductions on their products covered by PPRS. The National Institute for Health and Clinical Excellence (“NICE”) is empowered to issue guidelines in relation to therapeutic areas and guidance on the clinical effectiveness and cost effectiveness of particular treatments. Guidance by NICE influences the extent to which supply of the product is financed within the National Health Service. Under public and industry pressure, NICE adopted a fast-track appraisal system for life-saving drugs that could lead to faster adoption of innovative drugs by the National Health Service.

Spain

The Spanish health care system has traditionally offered its beneficiaries favorable reimbursement terms for prescription drugs. Nevertheless drugs prices are generally lower than in other major markets. Companies must negotiate the price of a reimbursable drug with the Central Government. In addition the recent decentralization of health care has a powerful influence on the evolution of the market, as regional governments have sought greater control over the pricing and reimbursement. The Spanish health ministry has announced a large number of measures (included in the “Strategic Pharmacy Policy Plan”) to reduce drug spending. The proposed 67 measures include a reduction in drug prices of 4.2% in 2005 and another 2% in 2006, a modification of the reference pricing system to boost the generic market and the rewarding of true innovation through the introduction of a pricing and reimbursement scale that will set the prices of new drugs according to their degree of therapeutic superiority over established treatments. On the other hand the government has decided not to renew the three-year old stability pact with the pharmaceutical industry and to introduce a sales tax.

Patents, Intellectual Property and Other Rights

Patents

We currently own over 50,000 patents, patent applications and patent licenses worldwide. These patents cover:

•	active ingredients;

•	pharmaceutical formulations;

•	product manufacturing processes;

•	intermediate chemical compounds used in manufacturing;

•	therapeutic indications;

•	delivery systems; and

•	enabling technologies, such as assays

Patent protection for individual products typically extends for 20 years from the patent filing date in countries where we seek patent protection. A substantial part of the 20 year life span of a patent on a new chemical entity has generally passed before the related product obtains marketing approval, resulting in an effective period of patent protection which is significantly shorter for an approved product’s active ingredient. In some cases, this period of effective protection may be further extended, in particular in Europe, the United States and Japan, where procedures exist to compensate significant regulatory delay.

The product may benefit from the protection of other patents, including patents obtained after the product’s initial marketing approval. The protection a patent affords the related product depends upon the type of patent and its scope of coverage, and may also vary from country to country. In most industrial countries, patent protection exists for new active substances and formulations, as well as for new indications and production processes. We monitor our competitors and vigorously challenge patent and trademark infringements.

The expiration or loss of a product patent may result in significant competition from generic products against the covered product and, particularly in the United States, can result in a dramatic reduction in sales of the pioneering product. In some cases, it is possible to continue to obtain commercial benefits from product manufacturing trade secrets, patents on processes and intermediates for the economical manufacture of the active ingredients, and patents for special formulations of the product or for delivery mechanisms. Certain categories of products, such as traditional vaccines and insulins, have been historically relatively less reliant on patent protection and may in many cases have no patent coverage, although it is increasingly frequent for novel vaccines and insulins to be patent protected.

Data Exclusivity and Data Protection

In some countries, including Europe and the United States, many of our products may also benefit from a five-to-10-year data exclusivity period, during which a generic competitor may not rely upon our clinical trial and safety data in its drug application. For example, in the United States, a generic competitor may generally not file an ANDA until the expiration of the five-year market exclusivity period that applies to the original product following its initial market authorization. In some cases, it is possible to extend the U.S. data exclusivity for an additional period of six months. This exclusivity period operates independently of patent protection and may protect the product from generic competition even if the basic patent for the product has expired.

Product Overview

Plavix® benefits from three U.S. patents, one expiring in 2011 and two expiring in 2019, and national patents issued from two European patents, expiring in 2013 and 2019, respectively. Aprovel® is protected in the United States until 2011 and in Europe until 2012. Taxotere®’s active ingredient is protected in the United States and Europe until 2010, and the product benefits from additional patent coverage ranging through 2015. Lantus®’s patent protection runs to 2014 in Europe and the United States, and in the United States benefits from a six-month pediatric extension through February 2015. For Lovenox® our principal U.S. patent expires in 2012, but in June 2005 was declared unenforceable in a U.S. District Court decision which we are in the process of appealing. Lovenox® continues to benefit from patent protection in a number of significant markets outside the United States under patents expiring in or about 2012, depending on the country. Ambien® began to lose its patent protection in many markets in 2002. Its main remaining patents (United States and Japan) will expire in 2006. However, U.S. patent protection covering the formulation of Ambien CR™, which was launched in the United States in 2005, extends to 2019.

For several of our top fifteen products in terms of 2005 sales — Allegra®, Amaryl®, Depakine®, Nasacort®, Tritace® and Xatral® — our patent covering the active ingredient has expired in most or all of our major markets, but the products continue to benefit from patent protection on a particular formulation of the drug, on medical indications and/or on a manufacturing process in numerous countries.

Three of our top fifteen products, Eloxatine®, Copaxone® and Actonel®, are protected by patents owned by third-parties and marketed by us under licensing agreements. We do not own the Eloxatine® patents but license them from Debiopharm for marketing. The patent covering the active ingredient has expired, but other patents remain in force in our principal markets. Copaxone® is co-promoted by sanofi-aventis and Teva, and its basic patents expire in 2014. We co-market Actonel® with Procter & Gamble Pharmaceuticals, which holds the NDA for this product in the United States. The U.S. patent on the active ingredient expires in December 2013 and the U.S. formulation patents expire in 2018.

In the United States, the FDA has invited us by written request to provide additional pediatric data on several of our top fifteen products (Lovenox®, Eloxatine®, Plavix® and Ambien®). Under the Hatch-Waxmann Act, timely provision of data meeting the FDA’s requirements may result in the FDA treating the product as if its data exclusivity and patent life had been extended 6 months, to the extent they have not already expired (so-called “pediatric exclusivity”). Japanese and European regulations do not currently offer the possibility of similar extensions in exchange for pediatric study results.

One of the main limitations on our operations in some countries outside the United States and Europe is the lack of effective intellectual property protection for our products. Under international agreements in recent years, global protection of intellectual property rights is improving. The TRIPS Agreement (Trade-Related Aspects of Intellectual Property Rights), which forms part of the General Agreement on Tariffs and Trade, has required developing countries to amend their intellectual property laws to provide patent protection for pharmaceutical products since January 1, 2005 although it provides a limited number of developing countries an extension to 2010. While the situation has gradually improved, the lack of protection for intellectual property rights poses difficulties in certain countries. Additionally, in recent years a number of countries faced with health crises have waived or threatened to waive intellectual property protection for specific products.

In the United States, companies have filed Abbreviated New Drug Applications, or ANDAs, challenging patents related to a number of our products. An ANDA is an application by a drug manufacturer to receive authority to market a generic version of another company’s approved product, by demonstrating that purportedly generic version has the same properties as the original approved product. An ANDA relies on the safety and other technical data of the original approved product, and does not generally require the generic manufacturer to conduct clinical trials, presenting a significant benefit in terms of time and cost. As a result of data exclusivity, the ANDA may generally be filed only 5 years following FDA approval of the initial U.S. marketing authorization of the original product. This period is reduced to 4 years for products protected by a patent listed in the FDA’s list of Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the “Orange Book”, and owned by or licensed to the manufacturer of the original version. However, in such a case if the patent holder or licensee brings suit within the statutory window, then the FDA is barred from granting a final approval to an ANDA during the 30 months following the patent challenge (this bar being referred to in our industry as a “30 month stay”), unless, before the end of the 30 months, a court decision or settlement has determined either that the ANDA does not infringe the listed patent or that the listed patent is invalid and/or unenforceable. FDA approval of an ANDA after this 30 month period does not resolve outstanding patent disputes, but it does remove the regulatory impediments to a product launch by a generic manufacturer willing to take the risk of later being ordered to pay damages to the patent holder. Procedures comparable to the ANDA exist in other major markets. In Canada, an Abbreviated New Drug Submission may be filed with respect to a generic version of an existing drug only after data exclusivity has expired, and a stay on regulatory approval of a generic for up to 24 months may be obtained if a listed patent is asserted. In the European Union, a generic drug manufacturer may reference the data of the regulatory file for the original approved product after data exclusivity has expired. However, there is no patent listing system in Europe comparable to the Orange Book, which would allow the patent holder to bar the competent authorities from granting the marketing approval by bringing patent infringement litigation prior to approval. Nevertheless, in most of these jurisdictions once the product is launched and in some jurisdictions already before (once launch is imminent), the patentee can seek an injunction against this marketing if its patents are infringed. See “Item 8. Financial Information — Consolidated Statements and Other Information — Information on Legal or Arbitral Proceedings” and Note D.22(b) to the consolidated financial statements included at Item 18 of this annual report. The accelerated ANDA-type procedures are potentially applicable to most, but not all, of the products we manufacture. See “— Regulation” above. We intend to defend our patent rights vigorously in these cases.

Trademarks

Our products are sold around the world under brand-name trademarks that we consider to be of material importance in the aggregate. It is our policy to register our trademarks worldwide, and to monitor the trademarks in our portfolio and defend them worldwide.

The degree of trademark protection varies country by country, as each state implements its own laws applicable to trademarks used in its territory. In most countries, trademark rights may only be obtained by registration. In some countries, trademark protection is primarily based on use. Registrations are generally granted for a fixed term (in most cases ten years) and are renewable indefinitely, but in some instances may be subject to the continued use of the trademark. When trademark protection is based on use, it covers the products and services for which the trademark is used. When trademark protection is based on registration, it covers only the products and services designated in the registration. Additionally, in certain cases, we may enter into a coexistence agreement with a third-party that owns potentially conflicting rights in order to better protect and defend our trademarks.

Health, Safety and Environment

The manufacturing and research operations of sanofi-aventis are subject to increasingly stringent health, safety and environmental laws and regulations. These laws and regulations are complex and rapidly changing, and as always, sanofi-aventis has and will continue to maintain the necessary spending levels to comply with them. This investment, aimed at respecting health, safety and the environment, varies from year to year and totaled approximately €92 million in 2005.

The applicable environmental laws and regulations may require sanofi-aventis to eradicate or reduce the effects of chemical substance usage and release at its various sites. The sites in question may belong to the company, be currently operational, or they may have been owned or operational in the past. Under some of these laws and regulations, a current or previous owner or operator of a property may be held liable for the costs of removal or remediation of hazardous substances on, under or in its property, or transported from its property to third party sites, without regard to whether the owner or operator knew of, or caused the presence of the contaminants. Sanofi-aventis may also be liable regardless of whether the practices that resulted in the contamination were legal at the time they occurred.

Moreover, as for a number of companies involved in the pharmaceutical, chemical and agrochemical industries, soil and groundwater contamination has occurred at some company sites in the past, and may still occur or be discovered at others. Such sites are mainly located in the United States, Germany, France, Brazil and United Kingdom. As part of a program of environmental audits conducted over the last few years, detailed assessments of the risk of soil and subsoil contamination have been carried out at current and former company sites. In cooperation with national and local authorities, the Group is currently assessing the rehabilitation work required and this work has begun on several sites. Among them, rehabilitation work over several years has been completed or is in progress in Rochester, Portland and Cincinnati in the United States, Frankfurt and Hoechst in Germany, and Beaucaire, Limay, Rousset in France and on a number of sites divested to third parties and covered by contractual environmental guarantees granted by sanofi-aventis. Remediation works at the Massy and

Valernes sites were completed in 2005. Sanofi-aventis may also have potential liability for investigation and cleanup at several other sites. Reserves have been established for the sites already identified as well as to cover contractual guarantees for environmental liabilities for sites that have been divested. Potential environmental contingencies arising from certain business divestitures are described in Note D.22(e) to the consolidated financial statements included at Item 18 of this annual report. In 2005, sanofi-aventis spent more than €45 million on rehabilitating sites previously contaminated by ground pollution. As of December 2005, the most in-depth review possible was carried out of the legacy of environmental pollution. In light of data collected during this review, the Group adjusted the reserves to approximately €529 million.

Because of the growing cost of environmental regulations governing site remediation the Group’s provisions for remediation obligations may not be adequate because of the multiple factors involved: the complexity of operational or previously operational sites, the nature of claims received, the rehabilitation techniques considered, the planned timetable for rehabilitation, and the outcome of discussions with national Regulatory Authorities or other potentially responsible parties, as in the case of multiparty sites.

Because some of the sanofi-aventis manufacturing sites have a long history of industrial operations, and given Aventis’s legacy of environmental remediation obligations inherited from its former chemical and agrochemical businesses, it is impossible to evaluate precisely what impact these laws and regulations will have in the future.

Given the long industrial history of some of our sites and the legacy obligations of Aventis arising from its past involvement in the chemicals and agrochemical industries, it is impossible to quantify the future impact of these laws and regulations with precision.

To our knowledge, the Group is not currently subject to liabilities for non-compliance with current health, safety and environmental laws and regulations that would significantly jeopardize its activities, financial situation or operating income. We also believe that we are in substantial compliance with current health, safety and environmental laws and regulations and that all the environmental permits required to operate our facilities have been obtained. Regular HSE audits are carried out by the Group in order to detect possible instances of non-compliance with regulations and to initiate corrective measures. Thirty-two audits were carried out in 2005. Sanofi-aventis is committed to providing safe and environmentally sound work places which respect the health and environment of employees and the surrounding communities.

Sanofi-aventis has implemented a worldwide policy on health, safety and the environment to promote the health and well-being of its employees and respect for the environment. We consider this policy to be an integral part of our commitment to social responsibility. In order to implement this policy, 76 rules have been drawn up in the key fields of HSE management, Good HSE Practices, safety in the workplace, process safety, industrial hygiene, health in the workplace and protection of the environment.

Health

From the development of compounds to the commercial launch of new drugs, sanofi-aventis research scientists continuously assess the effect of products on people’s health. This expertise is made available to employees through two committees responsible for chemical and biological risk assessment. The COVALIS committee classifies all chemical and pharmaceutical products handled within the Group and establishes workplace exposure limits for each of them. The TRIBIO Committee is responsible for classifying all biological agents according to their degree of pathogenicity, and establishes rules for their containment and the preventive measures to be respected throughout the Company.

Industrial hygiene practices implemented at our sites are based on the internal standards defined by these two committees. These practices consist essentially of measures regarding containment, and group and individual protection against exposure in all work positions where chemical substances or biological agents are handled.

Safety

Sanofi-aventis has set up a rigorous policy to identify and evaluate risks and to develop preventive measures, and methods for checking their efficacy. Additionally, sanofi-aventis invests in training that is designed to instill in all employees a sense of concern for safety, regardless of their professional activity. These policies are implemented on a worldwide scale to ensure the safety of all employees and to protect their health. Each project, whether in research, development or manufacturing, is subject to evaluation procedures, incorporating the chemical substance and process data communicated by the aforementioned COVALIS and TRIBIO committees. The preventive measures are designed primarily to reduce the number and seriousness of work accidents involving our permanent and temporary employees as well as sub-contractors.

The French chemical manufacturing sites in Aramon, Neuville-sur-Saône, Saint-Aubin-les-Elbeuf, Sisteron, Vertolaye and Vitry, as well as the plants located in the Hoechst Industry Park in Frankfurt, Germany, and the chemical production site in Budapest, Hungary, are listed Seveso II in accordance with the relevant European directive. In accordance with the French law on technological risk prevention, the French sites are also subject to heightened security inspections in light of the toxic or flammable materials stored on the sites and used in the operating processes.

Risk assessments of processes and their installations are drawn up according to standards and internal guidelines incorporating the best state-of-the-art benchmarks for the industry. These assessments are used to fulfill regulatory requirements and are regularly updated. Particular attention is paid to any risk-generating changes: process or installation changes, as well as changes in production scale and transfers between industrial or research units.

The laboratories which specialize in process safety testing, which are an integral part of chemical development activities, apply methods to obtain the physico-chemical parameters of manufactured chemical substances (intermediates and drug substances) and apply models to measure the effect of potentially leachable substances in the event of a major accident. All these data guarantee the relevance of the risk assessments.

We believe that the safety management systems implemented at each site, the hazard studies carried out and the risk management methods implemented, as well as the insurance policies covering any third-party material damages, are consistent with the legal requirements.

Environment

The main objectives of the environmental policy of sanofi-aventis are to implement clean manufacturing techniques, minimize the use of natural resources and reduce the environmental impact of its activities. In order to optimize and improve our environmental performance, sanofi-aventis is committed to progressively obtaining ISO 14001 certification for all of its sites. Twenty-four manufacturing sites and three R&D sites are currently certified. This commitment is part of a strategy of continuous improvement practiced at all Group sites through the annual implementation of health, safety and environment progress plans. We believe that this strategy clearly expresses the commitment of both management and individuals to health, safety and the environment. As of January 1, 2005, eleven of the Group’s European sites were included in the European CO2 emission trading system, which is aimed at helping to reach the targets set by the Kyoto protocol.

The recent efforts of the Group in terms of environmental protection have mainly targeted reductions in energy consumption, improvements in the performance of water treatment installations, volatile organic compound emissions, raw material savings and recycling, and reductions in waste materials or increases in the percentage being recycled. Despite an increased production volume, considerable progress has been made in each of these areas in terms of consumption per unit of production.

In order to assess the environmental impact of the drug substances found in products marketed by sanofi-aventis, a committee of experts called ECOVAL has been set up to develop an environmental risk assessment methodology, and to run programs to collect the necessary data for such assessments.

Insurance and Risk Coverage

We have four main insurance programs. This insurance is provided by conventional insurance and reinsurance companies, a mutual insurance company formed by various pharmaceutical Groups, and CARRAIG, our group’s captive insurance company.

The Property & Business Interruption insurance program covers all of the group’s sites. This program also includes efforts to improve safety and security.

The Inventory & Transportation program protects all of our goods, regardless of type, when shipped domestically or internationally by any means of transport, and also covers our inventories wherever they may be.

Our General Liability & Product Liability program was renewed, despite the increasing reluctance of insurers and reinsurers to cover the product risk of large pharmaceutical groups. Because of these market conditions we had to reduce our coverage under this program by excluding certain products and accepting various restrictions, and also by increasing our self-insurance.

The fourth insurance program, the Directors & Officers Liability program, protects all of the Group’s legal entities and their directors and officers.

These insurance programs are backed by leading insurance and reinsurance groups and protect every aspect of the Group’s operations. The amounts of coverage have been adjusted in accordance with the Group’s risk profile and insurance market conditions. This centralization of insurance coverage not only reduces costs but also gives local entities access to world-class coverage.

Animal Health: Merial

Merial, a 50-50 joint venture with Merck & Co. Inc., is one of the world’s leading animal healthcare companies dedicated to the research, development, manufacture and delivery of innovative pharmaceuticals and vaccines used by veterinarians, farmers and pet owners.

The animal healthcare product range comprises four major segments: parasiticides, products for the treatment of chronic illnesses, anti-infectious drugs, and other products such as anti-inflammatory agents, anti-ulcerous agents and vaccines. The company’s top-selling products include Frontline®, a topical anti-parasitic flea and tick brand for dogs and cats, as well as Ivomec®, a parasiticide for the control of internal and external parasites in livestock, Heartgard®, a parasiticide for control of heartworm in companion animals, and Eprinex®, a parasiticide for use in cattle.

Merial’s major markets are the United States, France, Italy, the United Kingdom, Brazil, Australia, Japan, Germany, Spain and Canada.

Merial has 16 production sites, with major sites located in France, the United States, Brazil and China. The major R&D sites are located in France and in the United States.

Merial has approximately 5,000 employees worldwide.

Other

Rhodia

As of December 31, 2005, sanofi-aventis held a 8.2% equity stake in the specialty chemicals group Rhodia, which was formerly a unit of Rhône-Poulenc. Rhodia has been listed on the Euronext Paris as well as the NYSE since 1998. Although sanofi-aventis did not dispose of shares of Rhodia in 2005, its percentage interest in Rhodia has decreased significantly from 15.3% as of December 31, 2004. This percentage dilution was caused by a substantial capital increase carried out by Rhodia in 2005 in which sanofi-aventis chose not to subscribe additional shares. Sanofi-aventis’ shareholding corresponds to approximately 2.8% of Rhodia’s voting rights, following a decision by Rhodia, and contested by sanofi-aventis, to deny sanofi-aventis the right to vote a part of the Rhodia shares acquired through the merger with Aventis. Rhodia’s decision was based on its interpretation of French rules concerning declarations of ownership of listed companies, and is being challenged by sanofi-aventis before the Commercial Court of Paris.

As a condition for the U.S. and EU antitrust approvals of the business combination that created Aventis in 1999, a deadline of April 2004 had been set for Aventis to reduce its 25.2% stake in Rhodia to below 5%. In May 2003, Aventis sold 9.9% of Rhodia’s share capital to Credit Lyonnais, reducing its stake to 15.3% (27.5 million shares). Subsequent to this sale, Aventis considered Rhodia a marketable investment and no longer accounted for it using the equity method. On January 30, 2004, the European Commission agreed to replace a commitment obliging Aventis to sell its stake in Rhodia with a commitment to divest its 49% stake in Wacker Chemie. This divestment took place on August 8, 2005. In April 2005, the U.S. Federal Trade Commission waived its separate deadline for disposal of the Group’s stake in Rhodia.

Wacker-Chemie

As a result of an agreement with the Wacker family in August 2005, the Group’s entire remaining interest in Wacker-Chemie GmbH has been sold to a company affiliated with the Wacker family, which now controls 100% of Wacker-Chemie GmbH. Prior to this agreement, sanofi-aventis held an indirect interest of 49% in Wacker Chemie through the sanofi-aventis subsidary Hoechst AG.

Yves Rocher

We own a 39% equity interest in Financière des Laboratoires de Cosmétologie Yves Rocher.

C. Organizational Structure

Sanofi-aventis is the holding company of a consolidated group of subsidiaries. The table below sets forth our significant subsidiaries and affiliates as of December 31, 2005. For a complete list of our main consolidated subsidiaries, see Note E to our consolidated financial statements, included in this annual report at Item 18.

Significant Subsidiary or Affiliate	Country	Ownership Interest
Aventis Inc.	United States	100%
Aventis Pharmaceuticals Inc.	United States	100%
Aventis Pharma SA	France	100%
Hoechst GmbH	Germany	100%
Sanofi-aventis Amerique du Nord S.N.C.	France	100%
Sanofi-aventis Deutschland Gmbh	Germany	100%
Sanofi-aventis Europe S.A.S.	France	100%
Sanofi-Pasteur Inc	United States	100%
Sanofi-Synthélabo Inc.	United States	100%

Sanofi-aventis and its subsidiaries form a Group, organized around two business segments: pharmaceutical products and human vaccines.

The sanofi-aventis holding company directly holds the shares of a significant portion of its subsidiaries as well as part of the Group’s intellectual property rights. Within the Group, the holding company oversees research and development activities, by defining strategic priorities, coordinating work, and in many cases taking out the industrial property under its own name and at its own expense. In order to fulfill this role, sanofi-aventis subcontracts research and development to its specialized subsidiaries, in many cases licensing its patents, manufacturing know-how and trademarks to Group subsidiaries. In these cases, the licensee subsidiaries manufacture and distribute the Group’s products, either directly or via local distribution entities.

In several countries, the sanofi-aventis Group carries out part of its business operations through ventures with local partners. In addition, the Group has signed worldwide accords by which two of its products (Plavix® and Aprovel®) are marketed through an alliance with BMS (see “— Alliances,” above).

For most Group subsidiaries, sanofi-aventis provides financing and centrally manages their cash surpluses. Under the alliance arrangement with BMS, cash surpluses and cash needs arising within alliance entities give rise to symmetric monthly transfers between the two Groups. The Company also operates a centralized foreign exchange risk management system, which enters into positions to manage the operational risks of its main subsidiaries.

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

Our Scientific and Medical Affairs are organized across 12 sites located in France and 13 sites located in the rest of Europe, North America and Japan. These sites are either owned or leased. The list of our principal sites is as follows:

Countries	Sites	Thousands of m2
France	Antony * Site de la Croix de Berny	N/A
	Bagneux	21.7
	Chilly-Mazarin	66.0
	Labège	13.4
	Evry	0.9
	Massy	8.7
	Montpellier	55.7
	Porcheville	25.9
	Rueil-Malmaison	11.7
	Strasbourg	7.3
	Toulouse	33.7
	Vitry/Alfortville	94.9

Germany	Frankfurt *	84.2
	Kastengrund	17.9

United Kingdom	Alnwick	12.6

Hungary	Ujpest *	in industrial site

Italy	Milano	12.1

Spain	Alcobendas *	in industrial site
	Riells *	in industrial site

United States	Bridgewater, NJ	110.8
	Cambridge, MA	3.2
	Malvern, PA	30.1
	Tucson, AZ	1.2

Japan	Kawagoe *	11.1
	Tokyo *	5.3

*	These sites are located within some of our office or industrial sites

We have a total of 75 sites around the world under the responsibility of our Industrial Affairs division in which we carry out chemical manufacturing, pharmaceutical manufacturing or both. Our principal manufacturing sites are listed below.

Location	Appx. Size (thousands of m2)	Principal Use
France
Ambarès (P)	73.1	Plavix®, Aprovel®, Depakine®
Amilly (P)	26.7	Other pharmaceutical products
Aramon (C)	52.5	irbesartan
Compiègne (P)	56.0	Other pharmaceutical products
Elbeuf (C)	52.9	Other active ingredients
Le Trait (P)	28.6	Lovenox®
Maisons-Alfort (P)	30.6	Lovenox®
Neuville sur Saône (C)	73.4	Other active ingredients
Quetigny (P)	31.4.	Stilnox®, Plavix®
Sisteron (C)	58.0	clopidogrel, other active ingredients
Tours (P)	25.8	Stilnox®, Aprovel®, Xatral®
Vertolaye (C)	34.8	Other active ingredients
Vitry (C)	88.4	docetaxel, other active ingredients

Germany
Cologne (P)	44.0	Other pharmaceutical products

Frankfurt-Biotechnology (C) Frankfurt-Chemistry (C) Frankfurt (P)	180.9	Bioengineered insulins fexofenadine, glimepiride, ramipril, telithromycin, Lantus®, Tritace®

Italy
Agnani (P)	40.5	Other pharmaceutical products
Brindisi (C)	25.8	Other active ingredients
Garessio (C)	56.5	Other active ingredients
Origgio (P)	39.5	Other pharmaceutical products
Scoppito (P)	28.5	Tritace®, Amaryl®

United Kingdom
Dagenham (P)	89.2	Taxotere®
Fawdon (P)	29.0	Plavix®, Aprovel®
Holmes Chapel (P)	44.4	Nasacort®, other pharmaceutical products

Hungary
Ujpest (C, P)	101.0	irbesartan

United States
Kansas City (P)	24.9	Allegra®, Amaryl®

Japan
Kawagoe (P)	28.1	Products for local market

Singapore
Jurong (C)	14.0	enoxaparin sodium

India
Ankleshwar (C, P)	15.0	Products for local market

Brazil
Guadalupe (P)	33.4	Products for local market
Suzano (P)	27.7	Products for local market

Mexico
Cuautitlan (P)	32.7	Products for local market
Ocoyoacac (P)	32.8	Products for local market

Marocco
Casablanca (P)	48.0	Products for local market

Legend: (P) Pharmaceutical Manufacturing, (C) Chemical Manufacturing

For our distribution, we either operate from some of our industrial or R&D sites or from independent sites that we either own or lease. Our major distribution centers located on independent sites are as follows:

Country	Appx. Size (thousands of m2)	Location
France	16.5	Amilly
	21.6	Croissy Beaubourg
	25.6	Marly la Ville
	15.5	Saint Loubès
Germany	35.3	Frankfurt
Hungary	12.1	Budapest
United Kingdom	15.3	Sheffield
United States	30.1	Kansas City
Japan	9.5	Kawagoe

The headquarters of our human vaccines subsidiary sanofi pasteur are located in Lyon, France. Sanofi pasteur has a industrial sites located in North America and Europe, as well as in emerging markets: China, Thailand and Argentina. The location and size of our main manufacturing facilities for human vaccines are as follows:

Location	Appx. Size (thousands of m2)	Principal use
Marcy l’Etoile, France	155.8	R&D and bulk production of most of the vaccine active ingredients supplied by sanofi pasteur, also a site for secondary formulation, filling and packaging (FFP), industrialization of new products

Val de Reuil, France	44.9	Largest site for FFP, some major active ingredient production (influenza, oral polio vaccine, rabies, yellow fever), worldwide distribution

Swiftwater, Pennsylvania, U.S.	87.4	R&D, production of influenza, meningitis and pediatric combination vaccines, FFP, industrialization of new products

Toronto, Canada	73.7	R&D, production of pediatric combination vaccines, industrialization of new products

We both own and lease our facilities. We have entered into material leasing agreements with respect to real estate properties located in France in Paris, Amilly, Gentilly, Chilly-Mazarin and Bagneux. Under our leases, our real estate properties include buildings constructed pursuant to the operating lease agreements, under which we pay periodic rent and have a purchase option exercisable at expiration. We are responsible for all repairs, taxes and other costs during the term of the lease. These leases are classified as debt in our consolidated balance sheet.

The overall net book value of our property, plant and equipment was €6,184 million as of December 31, 2005. In 2005, we spent €1,018 million primarily to increase capacity and improve productivity at our various manufacturing and R&D sites. We believe that our production plants and research facilities are in full compliance, well maintained and generally adequate to meet our needs for the foreseeable future. However, we conduct on a regular basis reviews of our production plants with regard to environment, health and safety issues, quality compliance and capacity utilization. Based on this review, we record, if necessary, impairment losses for the modernization, divestment or closing of specific production plants. We are not aware of any environmental issues that we believe could have a significant effect on the utilization of our industrial assets. For more information on our Property, Plant and Equipment, see Note D.3 to our consolidated financial statements included in Item 18 of this annual report.

The Group’s principal capital expenditures underway for 2006 include a new vaccine production facility in the United States and a vaccine formulation and filling facility in France (See “— Human Vaccines Activity — Main Areas — Influenza,” above). We anticipate that the Group’s internally generated cash and the unused portion of existing credit facilities will be sufficient to finance these investments.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included in this annual report at Item 18. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

The U.S. Securities and Exchange Commission (SEC) has adopted an accommodation permitting eligible foreign private issuers for their first year of reporting under IFRS to file two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS. The financial year 2005 is sanofi-aventis’ first year of reporting under IFRS as published by the International Accounting Standards Board (“IASB”), and this annual report on Form 20-F has been prepared in reliance on the SEC accommodation. As a result, the operating and financial review that follows covers the financial year 2005 and the comparable financial year 2004.

IFRS differ in certain significant respects from U.S. GAAP. Note G to our consolidated financial statements provides a description of the principal differences between IFRS and U.S. GAAP for 2004 and 2005, as they relate to our company, and reconciles our shareholders’ equity and net income to U.S. GAAP as of and for each of the years ended, December 31, 2004 and 2005.

Unless otherwise indicated, the following discussion relates to our IFRS financial information.

The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this document.

Introduction

The period from 2004 to 2005 has been one of substantial growth for our Company, including external growth resulting from our acquisition of Aventis in August 2004. As a result of the acquisition and growth in our business, our consolidated net sales almost doubled in 2005, increasing from €14,871 million in 2004 to €27,311 million in 2005. Aventis was only included in our scope of consolidation beginning on August 20, 2004. Our pro forma net sales in 2004, determined in accordance with the principles described below, amounted to €25,199 million in 2004 on a reported basis and to €24,984 million on a comparable basis (adjusting for exchange rate and scope of consolidation differences as described below in “— Presentation of Net Sales”).

We also recorded substantial growth in sales of our principal products in 2005. Sales of our top 15 products in our pharmaceuticals activity increased by 13.6% (14.0% on a comparable basis) in 2005 over pro forma 2004. Our human vaccines activity as a whole has experienced significant growth, rising 27.0% (26.9% on a comparable basis) in 2005 over the prior year pro forma figure.

Our operating profit and net income were affected in 2005 and 2004 by the accounting treatment of the Aventis acquisition, which led to our recording the inventory of Aventis at fair value rather than historical cost, leaving us with significantly reduced margins when we sold its inventory. Because of the effect of this item (which amounted to €342 million in after tax charges in 2004 and €248 million in 2005) as well as the amortization and impairment of acquired intangible assets (which amounted to €795 million in after tax charges in 2004 and to €3,156 million in after tax charges in 2005) and restructuring charges arising from the acquisition, we recorded an operating profit of €2,426 million and a net profit of €1,986 million in 2004, and an operating profit of €2,888 million and a net profit of €2,258 million in 2005. Without the effect of these charges, our adjusted net income amounted to €3,527 million in 2004 and €6,335 million in 2005. Adjusted net income is an unaudited non-GAAP financial measure which our management uses to monitor our operational performance, and which is defined at “— Sources of Revenues and Expenses — Adjusted Net Income,” below.

Our operations generate significant cash flow. We recorded €4,049 million of net cash flow from operating activities in 2004 (including the net cash flow from the operating activities of Aventis beginning August 20, 2004) and €6,398 million in 2005. Prior to the acquisition, we typically maintained cash and cash equivalents in amounts that exceeded our debt. We incurred significant debt to finance the acquisition. We have reimbursed a portion of this debt, and refinanced the remainder. As of December 31, 2005, our consolidated net debt (meaning the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments) amounted to €9.9 billion.

Impact of Our Acquisition of Aventis in 2004

Our results of operations and financial condition for the year ended December 31, 2004 and for the year ended December 31, 2005 have been significantly affected by our August 2004 acquisition of Aventis and certain subsequent transactions (including the merger of Aventis with and into our Company in December 2004). The principal impacts of these transactions on our 2004 and 2005 consolidated financial statements and their comparability are the following:

•	The results of operations of Aventis for the period between August 20, 2004 and December 31, 2004 have been included in our consolidated statement of income and consolidated statement of cash flows for the year ended December 31, 2004.

•	The allocation of a portion of the purchase price to inventory at fair value resulted in our recording a sharply reduced gross margin when we sold the inventory (€539 million or €342 million after tax in 2004 and €394 million or €248 million after tax in 2005).

•	In connection with the acquisition, our accounting for Aventis intangible assets at fair value caused us to incur significant amortization and impairment charges (€795 million after tax and minority interests in 2004 and €3,156 million after tax and minority interests in 2005).

•	We divested certain assets in connection with the acquisition, including two products, Fraxiparine® and Arixtra®, that we sold in order to respond to potential demands from competition authorities in relation to the acquisition. Aventis also divested certain assets, notably its product Campto®.

•	We issued 678.6 million new shares in the offers and subsequent merger, and incurred significant indebtedness in connection with the acquisition (see “— Liquidity and Capital Resources — Consolidated Balance Sheet and Debt — Financing of the Aventis Acquisition in 2004, Refinancing of the Acquisition Debt in 2005,” below).

We have prepared an unaudited pro forma statement of income for 2004 that presents our results of operations as if the acquisition had taken place on January 1, 2004. For a detailed description of the principles used to establish the 2004 pro forma financial statements, see Note D.1.3 to the consolidated financial statements included at Item 18 of this annual report.

The unaudited 2004 pro forma financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial condition of the combined entities that would have been achieved had the transactions been consummated on the dates used as the basis for the preparation of the pro forma financial data. They are not necessarily indicative of the future results or financial condition of sanofi-aventis. Nonetheless, because the unaudited 2004 pro forma income statements provide information that we believe is useful in analyzing trends in our business, we have discussed our 2004 pro forma results of operations, as well as our historical results of operations, in the comparisons of the years 2004 and 2005 below.

2005 is presented as reported. In our discussion below (see “— Year Ended December 31, 2005 Compared with Pro Forma Year Ended December 31, 2004 (Unaudited)”), we identify the 2005 line items affected by our accounting for Aventis inventory at fair value rather than at cost and specify the magnitude of this effect. Because we compare 2005 reported results to 2004 pro forma results which do not use fair value accounting for this inventory, we believe it is useful for investors to be aware of this accounting effect. For a detailed description of the effect of accounting for Aventis inventory at fair value, see Note D.1.3 to the consolidated financial statements included at Item 18 of this annual report.

The following table presents our net sales, operating income - current, operating income and net income in 2004 and 2005, on a consolidated basis. In addition, 2004 data are presented on a pro forma basis:

	Consolidated Year ended December 31,		Pro Forma (unaudited) Year ended December 31,
In millions of euro	2004	2005(1)	2004
Net Sales	14,871	27,311	25,199
Operating Income - current	2,900	4,753	3,786
Operating Income	2,426	2,888	3,199
Net Income	1,986	2,258	2,316

(1)	The impacts of the workdown of inventories remeasured at fair value at the time of the acquisition on the 2005 consolidated income statement are as follows:
- Operating income – current: - €394 million
- Operating income: - €394 million
- Net income: - €270 million

As discussed above, the accounting treatment of the acquisition had a significant impact on our consolidated income statement in 2004 and 2005. In addition to the impact of the allocation of a portion of the purchase price to inventory at fair value, the acquisition gave rise to significant amortization charges for acquired intangible assets. Similar effects were recorded in respect of companies accounted for by the equity method. In addition, we recorded significant restructuring charges as a result of the acquisition.

In order to isolate the impact of these items, we use as an evaluation tool a non-GAAP financial measure that we refer to as “Adjusted Net Income.” For a further discussion and definition of “Adjusted Net Income,” see “— Sources of Revenues and Expenses — Adjusted Net Income,” below.

We have calculated our adjusted consolidated net income for 2004 and 2005. We have also calculated adjusted pro forma net income for 2004 based on the same principles but starting with our unaudited pro forma net income. The following table shows our adjusted consolidated net income for 2004 and 2005 and our adjusted pro forma net income for 2004, in each case including a reconciliation to consolidated net income or pro forma net income, as the case may be.

	Year ended December 31,
In millions of euro, except per-share data	2004		2005		2004
	(consolidated)				(pro forma, unaudited)
Net Income	1,986		2,258		2,316
Less: material accounting adjustments related to the acquisition of Aventis:
- elimination of expense arising on the workdown of acquired inventories remeasured at fair value, net of tax	342		248		N/A
- elimination of expenses arising on amortization and impairment of Aventis intangible assets, net of tax and minority interests	795		3,156		2,324
- elimination of expenses arising from the impact of the acquisition of Aventis on equity investees (workdown of acquired inventory, amortization and impairment of intangible assets, and impairment of goodwill)	(2)		58		23
- elimination of impairment losses charged against the goodwill generated by the acquisition of Aventis	—		—		—
Elimination of acquisition-related integration and restructuring charges, net of tax	406		615		362

Adjusted net income	3,527		6,335		5,025

Adjusted earnings per share (in euro)	3.88	(1)	4.74	(1)	3.77	(2)

(1)	Based on 910.3 million shares for 2004 and 1,336.5 million shares for 2005, equal to the weighted average number of shares outstanding.
(2)	Based on 1,333.4 million shares (for 2004), equal to the weighted average number of shares outstanding in 2004, determined as if the acquisition had taken place on January 1, 2004.

Sources of Revenues and Expenses

Revenue. Revenue arising from the sale of goods is presented in the income statement under “Net sales.” Net sales comprise revenue from sales of pharmaceutical products, vaccines, and active ingredients, net of sales returns, of customer incentives and discounts, and of certain sales-based payments paid or payable to the healthcare authorities. The discounts, incentives and rebates described above are recognized in the period in which the underlying sales are recognized as a reduction of sales revenue. The same applies to sales returns. See Note B.14 to the consolidated financial statements included at Item 18 of this annual report. We sell pharmaceutical products and human vaccines directly, through alliances, and through licensees throughout the world. When we sell products directly, we record sales revenues as part of our consolidated net sales. When we sell products through alliances, the revenues reflected in our consolidated financial statements are based on the overall level of sales of the products and on the arrangements governing those alliances. For more information about our alliances, see “— Financial Presentation of Alliances,” below. When we sell products through licensees, we receive royalty income that we record in “Other revenues.”

Cost of Sales. Our cost of sales consists primarily of the cost of purchasing active ingredients and raw materials, labor and other costs relating to our manufacturing activities, packaging materials, payments made under licensing agreements, and distribution costs.

Our cost of sales also includes our royalties paid relating to license agreements for products. We have license agreements under which we distribute products that are patented by other companies and license agreements under which other companies distribute products that we have patented. When we pay royalties, we record them in cost of sales, and when we receive royalties, we record them in “Other revenues” as discussed above.

Adjusted Net Income. We believe that investors’ understanding of our operational performance following the combination of Sanofi-Synthélabo and Aventis is enhanced by disclosing our “adjusted net income.”

We define “adjusted net income,” an unaudited non-GAAP financial measure, as net income determined under IFRS, adjusted to exclude the material impacts of purchase accounting for the Aventis acquisition and certain acquisition-related integration and restructuring costs. We view adjusted net income as an operating performance measure and believe that the most directly comparable IFRS measure is net income.

Adjusted net income excludes the effects of purchase-accounting treatment under IFRS related to our acquisition of Aventis. We believe that excluding these non-cash charges will enhance an investor’s understanding of our underlying economic performance after the combination with Aventis because we do not consider that the excluded charges reflect the combined entity’s ongoing operating performance. Rather, we consider that each of the excluded charges reflects the decision, in 2004, to acquire the businesses of Aventis.

The purchase-accounting effects on net income primarily relate to:

•	the charges to cost of goods sold resulting from the workdown of acquired inventory that was written up to fair value, net of tax;

•	the charges related to the impairment of the goodwill arising from the acquisition of Aventis;

•	the charges related to the amortization and impairment of Aventis definite-lived intangible assets, net of tax and minority interests.

We believe (subject to the material limitations discussed below) that disclosing “adjusted net income” also enhances the comparability of our ongoing operating performance. The elimination of the non-recurring items, such as the increase in cost of sales arising from the workdown of inventories remeasured at fair value, improves comparability between one period and the next. Lastly, we believe that the elimination of charges related to the amortization of Aventis’ definite-lived intangible assets also enhances the comparability of our ongoing operating performance relative to our peers in the pharmaceutical industry that carry these intangible assets (principally patents and trademarks) at low book values either because they are the result of in-house research and development that has already been expensed in prior periods or because they were acquired through business combinations that were accounted as poolings-of-interest.

As a result of the acquisition, we have incurred significant integration and restructuring costs. We believe it is appropriate to exclude these costs from adjusted net income because these integration and restructuring costs are directly and only incurred in connection with the acquisition of Aventis. As of year-end 2005 the Company has incurred the greater part of the expected integration and restructuring costs related to the acquisition of Aventis and subsequent merger.

Our management uses and intends to use adjusted net income to manage and to evaluate our performance and we believe it is appropriate to disclose this non-GAAP financial measure, as a supplement to our IFRS reporting, to assist investors with their analysis of the factors and trends affecting our business performance. We also report adjusted net income as a subtotal in reporting our segment information in accordance with SFAS 131 criteria. See Note D.35 to the consolidated financial statements included in Item 18 of this annual report. Our management also uses the measure as a component in setting incentive compensation targets, because it better measures the underlying operational performance of the business and excludes charges over which managers have no control. Our management also uses adjusted net income as the basis for determining dividend policy for the enlarged Group, by analyzing dividends paid as a ratio of non-GAAP adjusted net income, which management believes provides a consistent basis for comparison across periods. Accordingly, management believes that an investor’s understanding of the evolution of our dividend policy is enhanced by disclosing non-GAAP adjusted net income.

We have also decided to report adjusted earnings per share (EPS). Adjusted earnings per share is a specific financial indicator, which we define as adjusted net income divided by the weighted average number of shares outstanding. Our management also intends to give earnings guidance based on adjusted earnings per share.

We remind investors, however, that non-GAAP adjusted net income should not be considered in isolation from, or as a substitute for, net income reported in accordance with IFRS. In addition, we strongly encourage investors and potential investors not to rely on any single financial measure but to review our financial statements, including the notes thereto, and our other publicly filed reports, carefully and in their entirety.

There are material limitations associated with the use of non-GAAP adjusted net income as compared to the use of IFRS net income in evaluating our performance, as described below:

•	The results presented by non-GAAP adjusted net income cannot be achieved without incurring the following costs that the measure excludes:

•	Amortization of identifiable intangible assets acquired from Aventis. Although this amortization is a non-cash charge, it is important for investors to consider it because it represents an allocation in each reporting period of a portion of the purchase price that we paid for the identifiable intangible assets of Aventis (principally patents and trademarks). We paid an aggregate of €31,279 million for these intangible assets (which, in general, will be amortized over their useful lives, which represents an average amortization period of eight years). A large part of our revenues after the combination could not be generated without owning these assets. Also, a significant portion of the purchase price paid for these assets has been financed by debt obligations which will need to be repaid in cash in the future. Further, if we do not continuously replace revenue-generating intangible assets as they become unproductive (for example, through researching and developing new pharmaceutical products), we may not be able to maintain or grow our revenues.

•	Integration and restructuring costs. Non-GAAP adjusted net income does not reflect any integration and restructuring costs even though it reflects any synergies that arise from the merger of sanofi-aventis and Aventis.

•	The difference in treatment of similar charges may complicate the use of non-GAAP adjusted net income as a comparative measure:

•	Amortization of identifiable intangible assets. Non-GAAP adjusted net income reflects amortization charges related to intangible assets that we owned at the time that we acquired Aventis (and to intangible assets that we may acquire after that acquisition), even though non-GAAP adjusted net income will not reflect the amortization charges related to identifiable intangible assets acquired from Aventis.

We compensate for the above-described material limitations by using non-GAAP adjusted net income only to supplement our IFRS financial reporting (and any reconciliation of IFRS results to U.S. GAAP that we are required to make under the rules of the SEC) and by ensuring that our disclosures provide sufficient information for a full understanding of all adjustments included in non-GAAP adjusted net income. In addition, subject to applicable law, we may in the future decide to report additional non-GAAP financial measures which, in combination with non-GAAP adjusted net income, may compensate further for some of the material limitations described above.

In determining the level of future dividend payments, and in analyzing dividend policy on the basis of non-GAAP adjusted net income, our management intends to take into account the fact that a significant portion (approximately €10.5 billion) of the purchase price we paid for Aventis (including the purchase price allocated to identifiable intangible assets and goodwill) has been financed with borrowed funds and that this borrowed money will have to be repaid in cash in the medium term. See “— Consolidated Balance Sheet and Debt,” below. Further, our management intends to take into account the fact that the adjustments reflected in non-GAAP adjusted net income have no effect on the underlying amount of cash available to pay dividends, and that although the adjustments relating to the elimination of the effect of the purchase accounting treatment of the Aventis acquisition represent non-cash charges, the adjustments relating to integration and restructuring costs represent significant cash charges in the periods immediately following the closing of the acquisition.

This Item 5 contains discussion and analysis of adjusted net income on the basis of both consolidated and pro forma financial data. Because our non-GAAP adjusted net income is not a standardized measure, it may not be comparable with the non-GAAP financial measures of other companies having the same or a similar name.

Presentation of Net Sales

In the discussion below, we present our consolidated net sales for 2005, and both our consolidated net sales and pro forma net sales for 2004. We break down our net sales among various categories, such as by activity, product and geographical area. We refer to our consolidated and pro forma sales as “reported” sales.

•	Consolidated Net Sales. For 2004, our consolidated net sales include the net sales of Aventis and its subsidiaries from August 20, 2004.

•	Pro forma Net Sales. Pro forma net sales is an unaudited financial indicator comprising consolidated net sales as reported by sanofi-aventis, plus Aventis net sales over the period from January 1 to August 20 for the year ended December 31, 2004, excluding net sales of Arixtra®, Fraxiparine® and Campto® (divested at the request of the antitrust authorities, and eliminated from the start of the periods presented), and excluding the Aventis Behring business which was divested in March 2004. The derivation of our condensed pro forma financial results is set out at Note D.1 to our Consolidated Financial Statements included in Item 18 of this annual report.

In addition to reported sales, we also present and discuss two other unaudited non-GAAP indicators that we believe are useful measurement tools to explain changes in our reported net sales:

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

A reconciliation of our reported net sales to our comparable net sales is provided at “— Reconciliation of 2004 Consolidated Net Sales to 2004 Pro Forma Net Sales,” below,

•	Developed Sales. When we refer to “developed sales” of a product, we mean sales consolidated by sanofi-aventis, excluding sales of products to our alliance partners, but including sales not consolidated by sanofi-aventis and made through the alliances with BMS (as described under “— Financial Presentation of Alliances” below) on Plavix® (clopidogrel) and Aprovel® (irbesartan) and with Fujisawa on Stilnox® (zolpidem). Our alliance partners provide us with information about their sales in order to allow us to calculate developed sales. We believe that developed sales are a useful measurement tool because they demonstrate trends in the overall presence of our products in the market. Only pharmaceutical products originating from sanofi-aventis research and development are included in alliance partner sales for the purposes of calculating developed sales.

A reconciliation of our developed sales to our consolidated net sales is provided at “— Developed Sales,” below.

Financial Presentation of Alliances

We have entered into a number of alliances for the development, co-promotion and/or co-marketing of our products. We believe that a presentation of our two principal alliances is useful to an understanding of our financial statements.

BMS Alliance

Our revenues, expenses and operating profits are affected significantly by the presentation of our alliance with BMS in our consolidated financial statements.

The two products that are subject to the BMS alliance, Aprovel® and Plavix®, accounted for an aggregate of €2,448 million of consolidated net sales in 2004 and €2,918 million of consolidated net sales in 2005. Total developed sales of the two products amounted to an aggregate of €5,480 million in 2004 (on a comparable basis) and €6,298 million in 2005.

The proportion of developed sales of these products represented by our consolidated revenues from these products varies from year to year because differences in the marketing arrangements for these products from country to country affect the presentation of sales of these products. There are three principal marketing arrangements that are used:

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

The alliance arrangements include two royalty streams that are applied on a worldwide basis (excluding Japan), regardless of the marketing system and regardless of which company has majority ownership and operational management:

•	Discovery Royalty. We earn a discovery royalty on all sales of Aprovel® and Plavix® regardless of the marketing system. The discovery royalty is reflected in our consolidated statement of income in “other revenues.”

•	Development Royalty. In addition to the discovery royalty, we and BMS are each entitled to a development royalty related to certain know-how and other intellectual property in connection with sales of Aprovel® and Plavix®. Each legal entity that markets products pays a development royalty. We record development royalties paid to BMS in our consolidated statement of income as an increase to our cost of goods sold in countries where we consolidate sales of the products. We record development royalties that we receive as “other revenues” in countries where BMS consolidates sales of the products.

In 2005, we received an aggregate of €793 million in royalties under the alliance arrangements, and we paid BMS an aggregate of €77 million in royalties under the alliance arrangements (compared to €650 million and €63 million, respectively, in 2004).

Under the alliance arrangements, there are two territories, one under our operational management and the other under the operational management of BMS. The territory under our operational management consists of Europe and most of Africa and Asia, while the territory under the operational management of BMS consists of the rest of the world. Our alliance with BMS does not cover Plavix® in Japan. In Japan, Aprovel® is under development through agreements between BMS and the Japanese pharmaceutical company Shionogi Pharmaceuticals.

Territory under our operational management. In the territory under our operational management, the marketing arrangements are as follows:

•	We use the co-promotion system for most of the countries of Western Europe for Aprovel® and Plavix® and for certain Asian countries for Plavix®. We record 100% of all alliance revenues and expenses in our consolidated financial statements. We also record, as selling and general expenses, payments to BMS for the cost of BMS’s personnel involved in the promotion of the products. BMS’s share of the operating profit of the alliances is recorded as “minority interests”.

•	We use the co-marketing system in Germany, Spain and Greece for both Aprovel® and Plavix® and in Italy for Aprovel®.

•	We have the exclusive right to market Aprovel® and Plavix® in Eastern Europe, Africa and the Middle East, and we have the exclusive right to market Aprovel® in Asia (excluding Japan).

Territory under BMS operational management. In the territory under BMS operational management, the marketing arrangements are as follows:

•	We use the co-promotion system in the United States and Canada, where the products are sold through the alliances under the operational management of BMS. With respect to Avapro® (the brand name used in the United States for Aprovel®) and Plavix®, we record our share of the alliance’s operating profit under “share of profit/loss of associates”. We also record payments from BMS for the cost of our personnel in connection with the promotion of the product as a deduction from our selling and general expenses.

•	We use the co-marketing system in Brazil, Mexico, Argentina and Australia for Plavix® and Aprovel® and in Colombia for Plavix®.

•	We have the exclusive right to market the products in certain other countries of Latin America.

In countries where the products are marketed by BMS on a co-marketing basis, or through alliances under the operational management of BMS, we also earn revenues from the sale of the active ingredients for the products, which we record as net sales in our consolidated statement of income.

P&G Alliance

The other principal alliance with a significant effect on our revenues, expenses and operating profits is our alliance with P&G relating to the product Actonel® (risedronate sodium). Actonel®, a new-generation biphosphonate indicated for the treatment and prevention of osteoporosis, is developed and marketed in collaboration with P&G under an agreement signed in April 1997 and amended on October 8, 2004. This agreement covers the worldwide development and marketing of the product, except for Japan.

Under the Actonel® alliance, local marketing arrangements may take various forms:

•

Co-promotion, whereby sales resources are pooled but only one of the two partners invoices product sales. Co-promotion is carried out under contractual agreements and is not based on any specific legal entity. As of December 31, 2004, P&G sells the product and incurs all the related costs for the following countries: United States, Canada, France, Germany, Belgium, The Netherlands and Luxembourg. We

recognize our share of income under the agreement in the statement of income as a component of “Operating income — current” on the line “Other current operating income.” In the United Kingdom and Ireland, we sell the product and recognize all the revenues from sales of the product along with the corresponding expenses in our consolidated statement of income.

•	Co-marketing, which applies only in Italy, whereby each partner sells the product in the country under its own name and recognizes all revenues and expenses from its own operations in its statement of income.

•	In all other territories, we have exclusive rights to sell the product. We recognize all revenues and expenses from our own operations in our statement of income, but in return for these exclusive rights pay P&G a royalty based on actual sales. This royalty is recognized in cost of goods sold.

Impact of Exchange Rates

We report our consolidated financial statements in euros. Because we earn a significant portion of our revenues in countries where the euro is not the local currency, our results of operations can be significantly affected by exchange rate movements between the euro and other currencies, primarily the U.S. dollar and the Japanese yen and, to a lesser extent, the British pound and currencies in emerging countries. We experience these effects even though certain of these countries do not account for a large portion of our net sales. In 2005, we earned 35.0% of our net sales in the United States. A decrease in the value of the U.S. dollar against the euro has a negative impact on our revenues, which is not offset by an equal reduction in our costs and therefore negatively affects our operating profits. A decrease in the value of the U.S. dollar has a particularly significant impact on our operating margins, which are higher in the United States than elsewhere due mainly to the fact that we record operating profit, but only limited consolidated net sales, from sales of Plavix® and Aprovel® in the United States by alliance entities under the operational management of BMS.

For a description of positions entered into to manage operational exchange rate risks as well as our hedging policy, see “Item 11. Quantitative and Qualitative Disclosures about Market Risks.”

Divestments

Our main divestments during 2005 were:

•	divestment on March 31, 2005 of PharmaServ Marburg, a German subsidiary 67% owned by sanofi-aventis as of December 31, 2004;

•	divestment on March 31, 2005 of Dogu Ilac Veteriner Urunleri As, a Turkish subsidiary 100% owned by sanofi-aventis;

•	divestment on August 5, 2005 by our subsidiary Hoechst AG of its remaining 44.3% interest in Wacker-Chemie GmbH to a company associated with the Wacker family; and

•	divestment on September 1, 2005 of a line of oral hygiene products including Fluocaril® and Parogencyl® to Procter & Gamble.

On January 13, 2006, we announced the signature of an agreement to transfer our rights to Exubera® (an inhaled human insulin) to Pfizer, under the change of control clause included in the terms of the 1998 alliance between Aventis and Pfizer. Under the terms of the agreement, on February 28, 2006, we sold our share in the worldwide rights for the development, manufacture and marketing of Exubera®, and our interest in the Diabel joint venture to Pfizer for $1.3 billion (net of German taxes). See “Liquidity and Capital Resources — Cash Flow,” below.

Results of Operations

Year ended December 31, 2005 compared with year ended December 31, 2004

Consolidated Results of Operations

The consolidated financial statements for the year ended December 31, 2004 include the financial statements of Aventis and its subsidiaries for only part of the year, as these entities have been consolidated by sanofi-aventis only since August 20, 2004. Consequently, year-on-year percentage changes in consolidated data between 2004 and 2005 are not representative of actual operating performance trends in the Group’s businesses.

The table below shows the main components of net income in 2004 and 2005:

(under IFRS)	2004		2005
In millions of euro		as % of net sales		as % of net sales
Net sales	14,871	100.0%	27,311	100.0%
Other revenues	862	5.8%	1,202	4.4%
Cost of sales	(4,439)	(29.9%)	(7,566)	(27.7%)
Gross profit	11,294	75.9%	20,947	76.7%
Research & development expenses	(2,389)	(16.1%)	(4,044)	(14.8%)
Selling & general expenses	(4,600)	(30.9%)	(8,250)	(30.2%)
Other current operating income	214	1.4%	261	1.0%
Other current operating expenses	(38)	(0.2%)	(124)	(0.5%)
Amortization of intangibles	(1,581)	(10.6%)	(4,037)	(14.8%)
Operating income – current	2,900	19.5%	4,753	17.4%
Restructuring costs	(679)	(4.6%)	(972)	(3.6%)
Impairment of property, plant & equipment and intangibles	—	—	(972)	(3.6%)
Other operating income and expenses	205	1.4%	79	0.4%
Operating income	2,426	16.3%	2,888	10.6%
Financial expenses	(239)	(1.6%)	(532)	(1.9%)
Financial income	124	0.8%	287	1.0%
Income tax expense	(479)	(3.2%)	(477)	(1.8%)
Share of profit/loss of associates	409	2.8%	427	1.6%
Minority interests	(255)	(1.7%)	(335)	(1.2%)

Consolidated net income	1,986	13.4%	2,258	8.3%

Consolidated Net Sales

We had total consolidated net sales of €27,311 million in 2005, representing an increase of 83.7% over net sales of €14,871 million in 2004. The magnitude of the difference was principally the result of the consolidation of the net sales of Aventis beginning on August 20, 2004.

Our consolidated net sales are generated by our two businesses: our pharmaceuticals activity and our human vaccines activity. The following table breaks down our 2005 and 2004 consolidated net sales by activity:

In millions of euro	2004	2005	Change (%)
Pharmaceuticals	14,188	25,249	+78.0%
Human vaccines	683	2,062	+201.9%

Total	14,871	27,311	+83.7%

We divide our sales geographically into three regions: Europe, the United States and other countries. The following table breaks down our 2005 and 2004 consolidated net sales by region:

In millions of euro	2004	2005	Change (%)
Europe	7,266	12,134	+67.0%
United States	4,658	9,566	+105.4%
Other countries	2,947	5,611	+90.4%

Total	14,871	27,311	+83.7%

In Europe, we had consolidated net sales of €12,134 million in 2005, representing 44.4% of total consolidated net sales, compared to 48.9% in 2004.

In the United States, our consolidated net sales reached €9,566 million in 2005, representing 35.0% of total consolidated net sales in 2005, compared to 31.3% in 2004, reflecting the greater relative presence of Aventis in the United States compared to sanofi-aventis prior to the acquisition.

In other countries, our consolidated net sales reached €5,611 million in 2005, representing 20.6% of total consolidated net sales, compared to 19.8% in 2004.

Trends in net sales in 2005 relative to 2004 are discussed below in “— Year Ended December 31, 2005 compared with Pro Forma Year Ended 2004 (Unaudited) — Net sales.”

Other Revenues

Other revenues, which mainly comprise royalty income under licensing agreements contracted in connection with ongoing operations, totaled €1,202 million, compared with €862 million in 2004. The increase was mainly due to higher royalties from the worldwide alliance with BMS on Plavix® and Aprovel®.

Consolidated Gross Profit

Our consolidated gross profit was €20,947 million in 2005, compared to €11,294 million in 2004. The gross margin ratio was 76.7% in 2005, against 75.9% in 2004. The improvement in the ratio was due to stronger sales, a more favorable product mix, productivity gains, and our purchasing policy. These positive effects were slightly offset by an increase in cost of sales due to the workdown over the period of some of the acquired inventories remeasured at fair value at the time of the Aventis acquisition.

Research and Development Expenses

Research and development expenses totaled €4,044 million in 2005, compared to €2,389 million in 2004, mainly as a result of the consolidation of Aventis.

For additional information regarding our R&D activities, please see “Item 4. Information on the Company — Business Overview — Research and Development.”

Selling and General Expenses

Selling and general expenses were €8,250 million in 2005 compared to €4,600 million in 2004, mainly as a result of the consolidation of Aventis.

Other Current Operating Income and Expenses

Other current operating income and expenses represented net income of €137 million in 2005, compared to net income of €176 million in 2004.

“Other current operating income” mainly includes the share of profits from the alliances with P&G Pharmaceuticals to which we are entitled. The year-on-year change mainly reflects the inclusion over 12 months in 2005 (compared to four months and 10 days in 2004) of our share of profits from the alliance with P&G on the worldwide development and marketing of Actonel® (excluding Japan) and from other Aventis alliances.

“Other current operating expenses” mainly comprises the share of profits to which our alliance partners are entitled under product marketing agreements, principally under existing agreements in Japan and Europe.

Amortization of Intangibles

Amortization of intangibles charged to income during the year ended December 31, 2005 amounted to €4,037 million, compared with €1,581 million for the previous year. This increase reflects a full year of amortization charges against Aventis intangible assets remeasured at fair value in 2005, as opposed to four months and 10 days in 2004.

Operating Income – Current

“Operating income – current” came to €4,753 million in 2005, against €2,900 million in 2004.

The table below shows trends in “Operating income – current” by business segment between 2004 and 2005:

In millions of euro	2004	2005
Pharmaceuticals	2,928	4,565
Vaccines	(28)	188

Total operating income – current	2,900	4,753

The table below shows “Operating income – current” for 2005 by geographic region:

In millions of euro	2005
Europe	4,360
United States	3,900
Other countries	1,804
Unallocated costs*	(5,311)

Total operating income – current**	4,753

*	Unallocated costs consist mainly of fundamental research and worldwide development of pharmaceutical molecules, and part of the cost of support functions.
**	After charges for amortization of intangible assets of €4,037 million.

Restructuring Costs

Restructuring costs totaled €972 million in the year ended December 31, 2005, compared to €679 million in 2004. The costs relate primarily to costs incurred in connection with the acquisition of Aventis: early retirement benefits and other employee-related costs, compensation for early termination of contracts, abandonment of software and other restructuring costs.

Impairment of Property, Plant & Equipment and Intangibles

Impairment charged against property, plant & equipment and intangibles amounted to €972 million in 2005. This includes the impairment of certain Aventis products and research programs, and the recognition of €966 million of impairment losses based on impairment testing of intangible assets (primarily Allegra® and other products first facing generic competition in the United States in 2005).

Other Operating Income and Expenses

Other operating income and expenses showed a net gain of €79 million in 2005, against a net gain of €205 million in 2004. In 2005, this line included gains on divestments of €102 million (including €70 million on the sale of the oral hygiene business to P&G, and the €59 million reversal of a provision for litigation with Bayer. In 2004, it included gains on divestment of €206 million, including the gain arising on the sale of Arixtra®, Fraxiparine® and associated assets.

Operating Income

As a result of the various factors described above, in particular the inclusion of Aventis in the scope of consolidation, our operating income amounted to €2,888 million in 2005, compared to €2,426 million in 2004.

Financial Income and Expenses

Net financial expense for 2005 was €245 million, compared to €115 million in 2004. In 2005, net financial expense mainly comprised the cost (over 12 months) of servicing the Aventis acquisition debt (an expense of €444 million, compared to €165 million in 2004), partly offset by gains on the disposal of several equity holdings in biotechnology companies amounting to €94 million. The 2005 figure also included the positive effect of the remeasurement of some financial instruments.

Income Tax Expense

Income tax expense came to €477 million, compared to €479 million in 2004. For additional information on our income taxes in 2005, see “— Year Ended December 31, 2005 Compared with Pro Forma Year Ended December 31, 2004 (Unaudited) — Income Tax Expense.”

Share of Profit/(Loss) of Associates

The share of profit/loss of associates totaled €427 million (compared to €409 million in 2004). This line mainly comprises our share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance (€404 million in 2005, compared to €361 million in 2004). The contribution from our 50% stake in Merial also recorded further growth.

Minority Interests

Minority interests made a negative contribution to net income of €335 million in 2005 (compared to €255 million in 2004). This includes the share of pre-tax profits paid over to BMS from territories managed by sanofi-aventis (€300 million in 2005, compared to €257 million in 2004).

Consolidated Net Income/(Loss)

As a result of the foregoing, we recorded consolidated net income of €2,258 million in 2005, compared to €1,986 million in 2004.

The table below shows trends in consolidated net income by business segment between 2004 and 2005:

In millions of euro	2004	2005
Pharmaceuticals	2,021	2,207
Vaccines	(35)	51

Total consolidated net income	1,986	2,258

Adjusted Net Income (Unaudited)

Adjusted net income for the year ended December 31, 2005 was €6,335 million compared to €3,527 million in 2004. Adjusted earnings per share was €4.74 in 2005, compared to €3.88 in 2004.

Reconciliation of Consolidated Net Income to Adjusted Net Income

In millions of euro, except per share data	2004	2005
Consolidated net income	1,986	2,258
Less: material accounting adjustments related to the acquisition of Aventis:
- elimination of expense arising on the workdown of acquired inventories remeasured at fair value, net of tax	342	248
- elimination of expenses arising on amortization and impairment of Aventis intangible assets, net of tax and minority interests	795	3,156
- elimination of expenses arising from the impact of the acquisition of Aventis on equity investees (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill)	(2)	58
- elimination of impairment losses charged against the goodwill generated by the acquisition of Aventis	—	—
Elimination of acquisition-related integration and restructuring charges, net of tax	406	615

Adjusted net income	3,527	6,335

Adjusted earnings per share (in euro)*	3.88	4.74

*	Based on 910.3 million shares for 2004 and 1,336.5 million shares for 2005, equal to the weighted average number of shares outstanding.

The table below shows trends in adjusted consolidated net income by business segment between 2004 and 2005:

In millions of euro	2004	2005
Pharmaceuticals	3,416	5,903
Vaccines	111	432

Total adjusted net income	3,527	6,335

Year Ended December 31, 2005 Compared with Pro Forma Year Ended December 31, 2004 (Unaudited)

The unaudited pro forma financial data for the year ended December 31, 2004 presented below reflect our results of operations as if the acquisition had taken place on January 1, 2004, and incorporate the effects of remeasuring Aventis assets at fair value, except for the increase in cost of sales arising from the workdown of Aventis inventories remeasured at fair value. The increase in cost of sales arising from the workdown of Aventis inventories remeasured at fair value is, however, reflected in our 2005 consolidated financial data presented below. In the discussion that follows, where a 2005 line item has been affected by this remeasurement, we so state and specify the magnitude of the impact. For a detailed description of the principles used to establish the 2004 pro forma financial statements and the effect of accounting for Aventis inventory at fair value in 2005, see Note D.1.3 to our consolidated financial statements included at Item 18 in this annual report.

The table below shows the main components of net income. Where relevant, we indicate the impact on 2005 line items of the workdown of Aventis inventories remeasured at fair value at the time of the acquisition:

In millions of euro	2004 pro forma		2005 consolidated
		as % of net sales		as % of net sales
Net sales	25,199	100.0%	27,311	100.0%
Other revenues	1,109	4.4%	1,202	4.4%
Cost of sales *	(6,918)	(27.5%)	(7,566)	(27.7%)
Gross profit *	19,390	76.9%	20,947	76.7%
Research and development expenses	(3,964)	(15.7%)	(4,044)	(14.8%)
Selling and general expenses	(7,888)	(31.3%)	(8,250)	(30.2%)
Other current operating income	314	1.2%	261	1.0%
Other current operating expenses	(98)	(0.4%)	(124)	(0.5%)
Amortization of intangibles	(3,968)	(15.7%)	(4,037)	(14.8%)
Operating income – current *	3,786	15.0%	4,753	17.4%
Restructuring costs	(768)	(3.0%)	(972)	(3.6%)
Impairment of property, plant & equipment and intangibles	—	—	(972)	(3.6%)
Other operating income and expenses	181	0.7%	79	0.4%
Operating income *	3,199	12.7%	2,888	10.6%
Financial expenses	(848)	(3.3%)	(532)	(1.9%)
Financial income	109	0.4%	287	1.0%
Income tax expense *	(298)	(1.2%)	(477)	(1.8%)
Share of profit/(loss) of associates *	459	1.8%	427	1.6%
Minority interests *	(305)	(1.2%)	(335)	(1.2%)

Net income *	2,316	9.2%	2,258	8.3%

*	The impacts on the 2005 consolidated income statement of the workdown of Aventis inventories remeasured at fair value at the time of the acquisition are as follows:

- Cost of sales: – €394 million

- Gross profit: – €394 million

- Operating income – current: – €394 million

- Operating income: – €394 million

- Income tax expense: +€145 million

- Share of profit/loss of associates: – €22 million

- Minority interests: +€1 million

- Net income: – €270 million

Developed Sales

As discussed above, developed sales are an indicator of the worldwide market presence of sanofi-aventis products. Developed sales were €30,778 million in 2005, up 9.7% on a comparable basis.

The following table reconciles our comparable-basis developed sales and our comparable-basis net sales for the years ended December 31, 2004 and 2005 (comparable-basis net sales are reconciled to pro forma reported net sales in “— Net Sales” below):

In millions of euro	2004	2005
Comparable-basis net sales	24,984	27,311
Non-consolidated sales of Plavix®/Iscover®, net of sales of product to BMS	2,363	2,713
Non-consolidated sales of Aprovel®/Avapro®/Karvea®, net of sales of product to BMS	649	667
Non-consolidated sales of Stilnox®/Myslee®, net of sales of product to Fujisawa	71	87

Comparable-basis developed sales	28,067	30,778

The following table sets forth developed sales of Plavix® and Aprovel® in 2004 (comparable) and 2005, broken down into three geographic regions:

In millions of euro	2004 comparable	2005	Change (%) Comparable
Plavix®/Iscover®
Europe	1,324	1,584	+19.6%
United States	2,259	2,585	+14.4%
Other countries	465	570	+22.6%

Sub-total	4,048	4,739	+17.1%

Aprovel®/Avapro®/Karvea®
Europe	708	789	+11.4%
United States	448	458	+2.2%
Other countries	276	312	+13.0%

Sub-total	1,432	1,559	+8.9%

Total developed sales	28,067	30,778	+9.7%

In 2005, developed sales of Plavix® were €4,739 million, a rise of 17.1% on a comparable basis. In the United States, total prescriptions (TRx) of Plavix® rose by 12.9% in 2005 (source: IMS NPA 3 channels – 2005). Product sales have benefited from a steady increase in the duration of treatment and increased penetration across all markets. In January 2006, the FDA granted a priority review for a SNDA for Plavix® for the treatment of patients with acute ST-segment elevation myocardial infarction. Plavix® has just been approved in Japan for the reduction of recurrence in stroke patients, and is expected to be launched there in the second quarter of 2006. Sales of Plavix® in Japan are outside the scope of the BMS alliance and will be consolidated by us.

In 2005, developed sales of Aprovel® came to €1,559 million, an increase of 8.9% on a comparable basis. In the United States, total prescriptions (TRx) of Avapro® rose by 11.5% in 2005 (source: IMS NPA 3 channels – 2005).

Net Sales

In 2005, sanofi-aventis generated net sales of €27,311 million compared with €24,984 million in 2004 on a comparable basis, a rise of 9.3%.

The adjustments made to 2004 consolidated net sales in order to calculate pro forma net sales comprise:

•	recognition of the non-consolidated net sales of Aventis for the period from January 1 through August 20, 2004, excluding net sales of the Aventis Behring business sold by Aventis on March 31, 2004 (A in the table below);

•	elimination of sales of Arixtra®, Fraxiparine® and Campto®, these products having been divested in 2004 (B in the table below).

The following tables reconcile our consolidated net sales to pro forma net sales, with a breakdown between our two main activities, pharmaceuticals and human vaccines, and by region (Europe, United States and other countries) for 2004:

Reconciliation of 2004 Consolidated Net Sales to 2004 Pro Forma Net Sales

	2004 net sales consolidated	Adjustments		2004 net sales pro forma
In millions of euro		A	B
Pharmaceuticals	14,188	9,922	(535)	23,575
Vaccines	683	941	—	1,624

Total	14,871	10,863	(535)	25,199

	2004 net sales consolidated	Adjustments		2004 net sales pro forma
In millions of euro		A	B
Europe	7,266	4,532	(447)	11,351
United States	4,658	4,073	(10)	8,721
Other countries	2,947	2,258	(78)	5,127

Total	14,871	10,863	(535)	25,199

Over the full year, exchange rate movements had a neutral effect, while changes in Group structure had a negative effect of 0.9 percentage points. After taking account of these effects, reported-basis growth in sales was 8.4%.

The following table sets forth a reconciliation of our pro forma reported net sales for the year ended December 31, 2004 and our comparable-basis net sales for that year based on 2005 exchange rates and Group structure:

In millions of euro	2004
2004 pro forma reported-basis net sales	25,199

Impact of changes in Group structure	(212)
Impact of exchange rates	(3)

2004 comparable-basis net sales	24,984

Net Sales by Product — Pharmaceuticals

In 2005, our pharmaceuticals business posted net sales of €25,249 million, representing comparable-basis growth of 8.1%, ahead of the world pharmaceuticals market (source: IMS all available channels 2005: pharmaceuticals market +6.1%, sanofi-aventis IMS consolidated +8.3%).

Net sales from our top 15 products increased by 14.0% in 2005 to €16,188 million, and represented 64.1% of our pharmaceuticals net sales (compared to 60.8% in 2004). Excluding the impact of the availability of generics of Allegra® and Amaryl® in the United States, growth for our top 15 products would have been 16.8% (excluding U.S. net sales of Allegra® from September and Amaryl® from October, for both 2004 and 2005).

Net sales of other pharmaceutical products in 2005 fell by 1.1% to €9,061 million. For a description of our other pharmaceutical products, see “Item 4. Information on the Company — Business Overview — Other Pharmaceutical Products.”

The following table breaks down our net sales for the pharmaceuticals business by product:

In millions of euro	Indication	2004 Pro forma reported	2004 Comparable	2005 Consolidated	Change (%)
					Reported	Comparable
Product
Lovenox®	Thrombosis	1,892	1,883	2,143	+13.3%	+13.8%
Plavix®	Atherothrombosis	1,670	1,685	2,026	+21.3%	+20.2%
Taxotere®	Breast cancer, lung cancer, prostate cancer	1,434	1,426	1,609	+12.2%	+12.8%
Eloxatine®	Colorectal cancer	1,203	1,198	1,564	+30.0%	+30.6%
Stilnox®	Insomnia	1,388	1,373	1,519	+9.4%	+10.6%
Allegra®	Allergic rhinitis	1,503	1,480	1,345	-10.5%	-9.1%
Lantus®	Diabetes	832	823	1,214	+45.9%	+47.5%
Delix®/Tritace®	Hypertension	969	985	1,009	+4.1%	+2.4%
Copaxone®	Multiple sclerosis	732	727	902	+23.2%	+24.1%
Aprovel®	Hypertension	778	783	892	+14.7%	+13.9%
Amaryl®	Diabetes	677	672	677	+0.0%	+0.7%
Actonel®	Osteoporosis, Paget’s disease	305	294	364	+19.3%	+23.8%
Xatral®	Benign prostatic hyperplasia	276	277	328	+18.8%	+18.4%
Depakine®	Epilepsy	301	304	318	+5.6%	+4.6%
Nasacort®	Allergic rhinitis	287	284	278	-3.1%	-2.1%
Sub-total for the top 15 products		14,247	14,194	16,188	+13.6%	+14.0%
Other products		9,328	9,165	9,061	-2.9%	-1.1%

Total Pharmaceuticals		23,575	23,359	25,249	+7.1%	+8.1%

Net sales of Lovenox®, the leading low molecular weight heparin on the market, reached €2,143 million in 2005, up 13.8% on a comparable basis. The product’s growth continues to be driven by the extension of its use in medical prophylaxis, and by conversion of patients from non-fractioned heparins.

Plavix® consolidated net sales reached €2,026 million in 2005, up 20.2% on a comparable basis. See “— Developed Sales” above for more information on the product’s performance in 2005.

Net sales of Taxotere® in 2005 rose by 12.8% on a comparable basis to €1,609 million. Taxotere® performed particularly well in Europe, recording comparable-basis growth of 20.1%. In the United States the product returned to growth in 2005, advancing by 7.3% on a comparable basis, but still faces a tough competitive environment largely as a result of competition from paclitaxel generics. We expect that the main growth drivers for Taxotere® are its indications as an adjuvant treatment for breast cancer and a treatment for non hormone-resistant prostate cancer, plus potential new indications in early stage breast cancer, advanced gastric cancer, and head and neck cancer. At the end of 2005, the FDA granted a priority review to a supplemental new drug application for Taxotere® in association with the standard treatment for advanced gastric cancer. We plan to file an application for Taxotere® in the treatment of head/neck cancer during 2006.

Eloxatine® performed very well in 2005, achieving growth of 30.6% on a comparable basis. The product has gained market share as an adjuvant treatment for colorectal cancer in both Europe and the United States (57.2% market share in the United States for stage III patients, source: Intrinsiq Research – Rolling Quarter November 2005). In France and the United States, the new soluble formulation now accounts for over 80% of Eloxatine® use. There are plans to launch this formulation in a number of other European countries during 2006.

Net sales of Stilnox® rose by 10.6% on a comparable basis to €1,519 million. In the United States, Stilnox® (marketed under the brand name Ambien®) achieved growth of 12.6% to €1,331 million, boosted by an excellent performance from Ambien CR™ which since October 2005 has been promoted by over 3,000 medical representatives. In December, prescriptions of Ambien CR™ represented some 15% of total prescriptions for the Ambien® brand (source: IMS NPA 3 channels – December 2005). The market share of the Ambien® brand in the United States increased further, reaching 44.7% in December (source: IMS NPA 2 channels – Weekly). In Japan, developed sales of Stilnox® (marketed under the brand name Myslee®) rose by 20.1% on a comparable basis in 2005 to €109 million, and market share increased by more than 3 percentage points during the year to 27.0% (source: IMS general practitioners + hospitals by value, MAT November 2005).

In 2005, Allegra®, which since September has faced competition from generics in the United States, posted net sales of €1,345 million (down 9.1% on a comparable basis), including €1,001 million in the United States (down 15.0%). An authorized generic version of the product was launched in the United States by Prasco Laboratories on September 14, 2005, and accounted for 42.8% of generic fexofenadine total prescriptions (TRx) in December 2005 (source: IMS NPA – December 2005). In Japan, Allegra® recorded net sales of €205 million in 2005, up 34.8% on a comparable basis.

Lantus®, the leading insulin on the market and the only insulin analog to provide 24-hour peakless coverage, continues to record excellent performances, achieving 47.5% net sales growth in 2005. During the year, Lantus® attained blockbuster status as net sales reached €1,214 million. In the United States, Lantus® continued to gain market share, taking 30.4% of the market in December 2005 (source: IMS NPA 3 channels – December 2005 – insulin market).

Net sales of Aprovel® achieved comparable-basis growth of 13.9% in 2005 to €892 million. See “— Developed Sales” above for more information on the product’s performance in 2005.

Net sales of Amaryl® were virtually unchanged year-on-year in 2005 at €677 million (up 0.7% on a comparable basis). Amaryl® is now facing competition from generics in the United States. An authorized generic version of Amaryl® was launched by Prasco Laboratories at the start of the fourth quarter; this version accounted for 29.6% of glimepiride prescriptions (TRx) in December 2005 (source: IMS NPA – December 2005). Net sales of Amaryl® in the United States fell by 13.4% on a comparable basis to €181 million.

The table below breaks down sales of our top 15 products by geographic region in 2005:

In millions of euro	Europe		United States		Other countries
Product		Comparable- basis growth		Comparable- basis growth		Comparable- basis growth
Lovenox®	647	+10.4%	1,287	+14.8%	209	+18.8%
Plavix®	1,480	+20.5%	210	+9.9%	336	+26.3%
Taxotere®	628	+20.1%	695	+7.3%	286	+12.2%
Eloxatine®	544	+31.4%	895	+28.0%	125	+47.1%
Stilnox®	108	-9.2%	1,331	+12.6%	80	+11.1%
Allegra®	52	-10.3%	1,001	-15.0%	292	+19.7%
Lantus®	413	+40.5%	717	+46.6%	84	+110.0%
Delix®/Tritace®	576	-0.7%	8	-38.5%	425	+8.4%
Copaxone®	231	+24.9%	622	+24.9%	49	+11.4%
Aprovel®	727	+14.1%	—	—	165	+13.0%
Amaryl®	255	+5.8%	181	-13.4%	241	+8.6%
Actonel®	235	+22.4%	—	—	129	+26.5%
Xatral®	234	+6.8%	53	+120.8%	41	+20.6%
Depakine®	235	+4.0%	—	—	83	+6.4%
Nasacort®	38	+2.7%	212	-3.2%	28	—

Net Sales — Human Vaccines

In 2005, net sales of our Human Vaccines business were €2,062 million, up 26.9% on a comparable basis and 27.0% relative to 2004 pro forma net sales on a reported basis.

The following table presents the sales of our human vaccines activity by vaccine type:

In millions of euro	2004 Comparable	2005 Consolidated	Change (%) Comparable
Polio/Whooping Cough/Hib Vaccines	506	522	+3.2%
Adult Booster Vaccines	170	270	+58.8%
Influenza Vaccines	522	671	+28.6%
Travel Vaccines	170	176	+3.6%
Meningitis/Pneumonia Vaccines	108	256	+137.0%
Other Vaccines	149	167	+12.1%

Total Human Vaccines	1,625	2,062	+26.9%

The vaccines business was significantly boosted by three successful launches in the United States during 2005:

•	Menactra®, on the market since March 2005 in the United States, posted net sales of €179 million. After a fine 2005 third quarter, helped by the vaccination campaigns at the start of the American school year, Menactra® achieved further growth in the prevention of meningococcal meningitis during the final quarter. The Group shipped 3 million doses in 2005 and plans to increase capacity to around 6 million doses in 2006. A new factory with a capacity of at least 20 million doses is due to be operational in 2008.

•	Decavac® (preservative-free adult booster against diphtheria and tetanus), launched in the United States in January 2005, recorded net sales of €180 million.

•	Sales of Adacel® (adult tetanus-diphtheria-whooping cough-Tdap booster), launched in the United States in July 2005, came to €26 million. In the fourth quarter, the Advisory Committee on Immunization Practices (ACIP) issued a recommendation that should have a positive effect on vaccination against diphtheria and tetanus.

The 2005 influenza vaccination season in the United States was the biggest ever in the history of our U.S. vaccines business, with about 64 million doses supplied to patients. We benefited from the extension of the vaccination season into November and December and from the build-up of strategic stockpiles in the United States.

At the end of 2005, preliminary results from trials conducted in France with the first vaccine candidate with adjuvant for the pre-pandemic H5N1 influenza strain demonstrated a good immune response in a significant number of volunteers.

Sanofi Pasteur MSD, our joint venture with Merck & Co in Europe, generated sales of €688 million in 2005, up 5.7% on the previous year on a reported basis. Sales were adversely affected by the EMEA’s temporary suspension in September of marketing approval for Hexavac® (net sales of €43 million in 2005, compared to €86 million in 2004). Excluding Hexavac®, Sanofi Pasteur MSD would have achieved growth of 14.1% on a reported basis. These sales are not consolidated by sanofi-aventis, which accounts for Sanofi Pasteur MSD using the equity method.

Net Sales by Geographic Region

In millions of euro	2004 Comparable	2005 Consolidated	Change (%) Comparable
Europe	11,218	12,134	+8.2%
United States	8,579	9,566	+11.5%
Other countries	5,187	5,611	+8.2%

Total	24,984	27,311	+9.3%

Sales growth in Europe was boosted by a dynamic performance across the entire portfolio, especially Lantus® (up 40.5% on a comparable basis), Eloxatine® (up 31.4% on a comparable basis), Taxotere® (up 20.1% on a comparable basis) and Plavix® (up 20.5% on a comparable basis). Overall, our net sales advanced by 8.2% in Europe on a comparable basis, despite less dynamic performances in Germany and France towards the end of the year. In Germany, price pressure intensified, due largely to the extension of the reference price system to new therapeutic classes. In France, our sales were adversely affected by purchasers holding back in anticipation of the healthcare system reforms planned for 2006 and by price reductions.

In the United States, our net sales grew by 11.5% in 2005 on a comparable basis. Growth was affected by competition from generics of four products (Allegra®, Amaryl®, Arava® and DDAVP®). Excluding the net sales impact of the four products affected by competition from generics (i.e., excluding our net U.S. sales of Allegra® and Arava® since September, of Amaryl® since October and of DDAVP® since July, for both 2005 and 2004), our remaining sales increased by 17.4% on a comparable basis.

Our net sales in “Other countries” increased by 8.2% on a comparable basis during 2005 to €5,611 million.

Other Revenues

In 2005, other revenues amounted to €1,202 million, compared with €1,109 million in 2004. The increase was mainly due to higher royalties from the Plavix® and Aprovel® worldwide alliance with BMS.

Gross Profit

Our consolidated gross profit amounted to €20,947 million in 2005, compared to €19,390 million on a pro forma basis in 2004, an increase of 8.0%. The gross margin ratio was 76.7% in 2005, compared with pro forma 76.9% in 2004. The impact of the workdown of Aventis inventory remeasured at fair value on this line amounts to €394 million in 2005. Without this impact, the gross margin ratio would amount to 78.1%, the improvement compared to pro forma 2004 was due to stronger sales, a more favorable product mix, productivity gains and our purchasing policy.

Research and Development Expenses

Our research and development expenses totaled €4,044 million, equivalent to 14.8% of net sales, and 2.0% higher than the pro forma 2004 figure. The year-on-year trend reflects:

•	a marked increase in headcount during the second half of 2005;

•	tight control over operating costs, plus the direct impact of purchasing efficiencies within the enlarged Group and the favorable effects of greater internationalization of our scientific activities; and

•	an in-depth review of the product portfolio, which led to the discontinuation of some third-party collaborations.

We continued to focus our R&D efforts on seven key areas of expertise (cardiovascular, thrombosis, oncology, central nervous system, internal medicine, metabolic disorders and vaccines). See “Item 4. Information on the Company — Business Overview — Research and Development.”

Selling and General Expenses

Our selling and general expenses rose by 4.6% in 2005 to €8,250 million, compared to pro forma 2004, representing 30.2% of our net sales compared with pro forma 31.3% in 2004.

Our product promotion costs rose sharply, mainly due to the costs incurred in the United States towards the end of the year on the launch of Ambien CR™ and preparations for the launch of rimonabant, and in Japan on the launch of Plavix®. By contrast, there was a marked reduction in general expenses.

Other Current Operating Income and Expenses

Our other current operating income and expenses showed net income of €137 million in 2005, against pro forma €216 million in 2004.

Our other current operating income amounted to €261 million, compared to pro forma €314 million in the previous year, the reduction being due to a less favorable net gain/loss on foreign exchange than in 2004. Our share of profits from Actonel® and from other alliances recorded further growth.

Our other current operating expenses, mainly comprising the share of profits to which our alliance partners are entitled under product marketing agreements, amounted to €124 million in 2005, compared with pro forma €98 million in 2004.

Amortization of Intangibles

Amortization charged against intangible assets totaled €4,037 million in 2005, against pro forma €3,968 million in 2004. These charges mainly relate to intangible assets remeasured at fair value at the time of the Aventis acquisition.

Operating Income – Current

Our consolidated “operating income – current” amounted to €4,753 million in 2005, a 25.5% increase on the pro forma 2004 figure of €3,786 million, mainly reflecting the increase in our gross profit. “Operating income – current” represented 17.4% of net sales, versus pro forma 15.0% in 2004. The impact of the workdown of Aventis inventory remeasured at fair value on this line amounted to €394 million in 2005.

Restructuring Costs

Our restructuring costs amounted to €972 million in 2005, and mainly comprised costs incurred in connection with our acquisition of Aventis, such as early retirement benefits, compensation for early termination of contracts and abandonment of software and other restructuring costs. In 2004, our pro forma restructuring costs were €768 million.

Impairment of Property, Plant & Equipment and Intangibles

Impairment charged against property, plant & equipment and intangibles amounted to €972 million in 2005. This includes the impairment of certain Aventis products and research programs, and the recognition of €966 million of impairment losses based on impairment testing of intangible assets (primarily Allegra® and other products which in the course of 2005 became subject to generic competition in the United States).

Other Operating Income and Expenses

Our other operating income and expenses showed a net gain of €79 million in 2005, against a pro forma net gain of €181 million in 2004. In 2004, this pro forma line included gains on divestments of €410 million (primarily on assets divested by Aventis) and bid defense costs of €156 million. In 2005, it included gains on divestments of €102 million (including €70 million on the sale of the oral hygiene business to P&G), and the €59 million reversal of a provision for litigation with Bayer.

Operating Income

Our consolidated operating income amounted to €2,888 million in 2005, compared to pro forma €3,199 million in 2004. The impact of the workdown of Aventis inventory remeasured at fair value on this line amounted to €394 million in 2005.

Financial Income and Expenses

Our net financial expense totaled €245 million, compared to pro forma €739 million in 2004. This significant decrease in net financial expense reflects a lower cost of debt and a reduction in debt due to cash flow generated by the Group. Net financial expense also benefited from a reduction in provisions for investments (€34 million, compared to pro forma €120 million in 2004); gains on disposals of equity investments mainly relating to Transkaryotic and Viropharma of €94 million, (compared to pro forma €10 million in 2004); and the effect of remeasuring financial instruments (positive effect of €49 million in 2005, compared to a pro forma negative effect of €11 million in 2004).

Income Tax Expense

Our income tax expense amounted to €477 million in 2005 compared to pro forma €298 million in 2004. The low effective tax rate for 2004 reflected the recognition of an exceptional gain due to the effect of a cut in French tax rates on deferred tax liabilities arising on the fair value remeasurement of the acquired intangible assets of Aventis as well as the workdown of Aventis inventory remeasured at fair value. The impact of the workdown of Aventis inventory remeasured at fair value on this line amounts to a reduction in expense of €145 million in 2005.

Share of Profit/(Loss) of Associates

In 2005, we recorded a share of profit from associates of €427 million, compared with pro forma €459 million in 2004. This line mainly comprises our share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance (€404 million, vs. pro forma €361 million in 2004). The contribution from the 50% interest in Merial also recorded further growth. The reduction in this line relative to pro forma 2004 is largely due to the deconsolidation of Wacker-Chemie, divested in 2005, as well as the workdown of Aventis inventory remeasured at fair value. The impact of the workdown of Aventis inventory remeasured at fair value on this line amounted to €22 million in 2005.

Minority Interests

Consolidated minority interests came to €335 million in 2005, compared to pro forma €305 million in 2004. This line includes the share of pre-tax profits paid to BMS from territories we managed (€300 million, compared to pro forma €257 million in 2004). The workdown of Aventis inventory remeasured at fair value on this line made a positive contribution of €1 million to this line in 2005.

Net Income

Consolidated net income amounted to €2,258 million in 2005, compared to pro forma €2,316 million for 2004. The impact of the workdown of Aventis inventory remeasured at fair value on this line is an additional charge of €270 million in 2005. Earnings per share was €1.69, compared to pro forma €1.74 for 2004, based on a total number of shares of 1,336.5 million in 2005 and 1,333.4 million in 2004.

Adjusted Net Income

Our adjusted net income for 2005 was €6,335 million (26.1% higher than 2004 adjusted pro forma net income of €5,025 million), and represented 23.2% of net sales (compared to pro forma 19.9% in 2004).

Reconciliation of Net Income to Adjusted Net Income

In millions of euro, except per share data	2004 pro forma	2005 consolidated
Net income	2,316	2,258
Less: material accounting adjustments related to the acquisition of Aventis:
- elimination of expense arising on the workdown of acquired inventories remeasured at fair value, net of tax	N/A	248
- elimination of expenses arising on amortization and impairment of Aventis intangible assets, net of tax and minority interests	2,324	3,156
- elimination of expenses arising from the impact of the acquisition of Aventis on equity investees (amortization and impairment of intangible assets, and impairment of goodwill)	23	58
- elimination of impairment losses charged against the goodwill generated by the acquisition of Aventis	—	—
Elimination of acquisition-related integration and restructuring charges, net of tax	362	615

Adjusted net income	5,025	6,335

Adjusted earnings per share (in euro)	3.77	4.74

Adjusted Earning Per Share

We also report adjusted earnings per share, a specific financial indicator, which we define as adjusted net income divided by the weighted average number of shares outstanding. Our adjusted earnings per share for 2005 was €4.74 (up 25.7% on the 2004 adjusted pro forma earnings per share figure of €3.77), based on 1,336.5 million shares in 2005 and 1,333.4 million in 2004.

Liquidity and Capital Resources

Our operations generate significant positive cash flow. We fund our investments primarily with operating cash flow and pay regular dividends on our shares. Following the refinancing of the debt incurred in connection with our acquisition of Aventis carried out in 2005, we had net consolidated debt amounting to €9.9 billion as of December 31, 2005.

Consolidated Cash Flow

Due to the acquisition of Aventis during the second half of 2004, and the fact that the cash flows derived from the operations of Aventis and its subsidiaries have been consolidated only since August 20, 2004, movements in consolidated cash flows between 2004 and 2005 are not representative of underlying trends in our activities.

Generally, factors that affect our earnings – for example, pricing, volume, costs and exchange rates – flow through to cash from operations. The most significant source of cash from operations is sales of our branded pharmaceutical products and human vaccines. Collections of royalty payments also contribute to cash from operations.

We believe that cash from operations is sufficient to meet our foreseen working capital requirements.

Net cash provided by operating activities in 2005 amounted to €6,398 million, compared with €4,049 million in 2004. In 2005, operating cash flow before changes in working capital came to €6,637 million (compared to €3,987 million in 2004).

Net cash used in investing activities totaled €1,101 million (compared to €14,173 million in 2004). The 2005 figure included capital expenditure of €1,143 million. In 2005, acquisitions of investments in consolidated undertakings (€692 million) mainly comprised the buyout of the Hoechst minority shareholders, and divestments (€733 million) consisted of the divestment of Wacker-Chemie (€405 million), the oral hygiene business, and various minority interests in the biotechnology sector. Investing cash flows for 2004 included the acquisition of Aventis.

Net cash used in financing activities amounted to €5,985 million in 2005, compared with net cash of €9,222 million provided by financing activities in 2004. The 2004 figure included the external financing contracted for the Aventis acquisition (€10.5 billion) and the payment of dividend to the shareholders (€0.7 billion). The 2005 figure includes the dividend payout (€1.6 billion) and the partial repayment of our debt in an amount of €4.8 billion (net change in short-term and long-term debt).

After the impact of exchange rates, the net change in cash and equivalents in the balance sheet during 2005 was a reduction of €591 million, compared with €925 million in 2004.

Subsequent to December 31, 2005, we sold our rights to Exubera® to Pfizer for about $1.3 billion (see “— Divestments” above). The sale will make a positive contribution to cash flows in 2006.

Consolidated Balance Sheet and Debt

The balance sheet at December 31, 2004 reflects the effects of a review of certain Aventis assets and liabilities carried out in accordance with IFRS 3 within the 12-month period allowed for the determination and assignment of the fair values of identifiable assets, liabilities and contingent liabilities initially recognized on a provisional basis.

Total assets were €86,658 million as of December 31, 2005, a rise of €1,251 million relative to the figure at December 31, 2004 (€85,407 million).

The cash generated in 2005 enabled sanofi-aventis to reduce long-term debt by €3.9 billion to €4.8 billion, and short-term debt (including the current portion of long-term debt) by €1 billion to €6.4 billion. Cash and cash equivalents accordingly fell by €0.6 billion during the year.

Consolidated net debt amounted to €9.9 billion at December 31, 2005, compared with €14.2 billion at December 31, 2004. Consolidated net debt is defined as short-term debt plus long-term debt, minus cash and cash equivalents and short-term investments. The gearing ratio (consolidated net debt to shareholders’ equity) fell from 34.2%, to 21.2%. See “— Financing of the Aventis Acquisition in 2004, Refinancing of the Acquisition Debt in 2005” below.

Analyses of debt at December 31, 2005 by type, maturity, interest rate and currency are provided in Note D.17 to the consolidated financial statements included at Item 18 herein.

The other main balance sheet movements are summarized below:

•	Shareholders’ equity amounted to €46,826 million at December 31, 2005, compared with €41,523 million at December 31, 2004. The increase was due to two main factors: the positive effect of exchange rate movements (€4.3 billion) and net income for the period (€2.6 billion), less the dividend payout of €1.6 billion.

•	Goodwill showed a net increase (after taking account of the review of the valuation of certain Aventis assets and liabilities) of €1.9 billion, mainly as a result of the appreciation of the U.S. dollar against the euro.

•	Intangible assets were €3.0 billion lower than at the end of 2004. Amortization and impairment charged during the year amounted to €5.1 billion, including €966 million of impairment losses recognized as a result of the impairment testing of intangibles (mainly in respect of products which first became subject to generic competition in the United States in 2005, especially Allegra®), and impairment of acquired Aventis R&D projects. The appreciation of various currencies relative to the euro generated an increase of €2.6 billion in intangible assets. The intangible assets related to Exubera®, sold to Pfizer after year end, were reclassified as “Assets held for sale.”

•	Investments in associates (companies accounted for under the equity method) decreased by €454 million, largely as a result of the 2005 divestment by Hoechst AG of its interest in Wacker-Chemie.

•	Net deferred tax liabilities decreased by €1.9 billion to €9.1 billion. This reduction was primarily due to reversals of deferred tax liabilities associated with the amortization and impairment of intangible assets.

As of December 31, 2005, we held 58.2 million of our shares, netted off shareholders’ equity, representing 4.15% of our share capital. We did not repurchase any of our shares during 2005.

Financing of the Aventis Acquisition in 2004, Refinancing of the Acquisition Debt in 2005

The majority of our debt was incurred in connection with the acquisition of Aventis in 2004. As of December 31, 2003, just before the offer for Aventis, the Sanofi-Synthélabo group had a positive net cash position.

On April 24, 2004, we signed a credit facility agreement for a maximum of €16 billion, intended primarily to finance the cash portion of the offer for Aventis and to refinance certain debts of Aventis and its subsidiaries.

The cash portion of the offer for Aventis (€14.8 billion), paid on August 20, 2004, was financed as follows:

•	Tranche A credit facility of €5 billion used in full;

•	Tranche B credit facility of €5.5 billion used in full;

•	Commercial paper of €0.9 billion; and

•	The balance from available cash.

The Tranche C credit facility of €5.5 billion was not used.

Sanofi-aventis repaid Tranche A at maturity on January 24, 2005. To reduce the cost of accessing debt finance, we decided to make active use of our French and American commercial paper programs to provide short-term financing, and supported these programs by contracting a new 364-day €5 billion syndicated revolving credit facility, co-arranged by BNP Paribas and Société Générale.

On April 1, 2005, we announced that we had simultaneously contracted an €8 billion syndicated medium-term facility and four bilateral loans of €500 million each. The syndicated facility comprises two revolving credit facilities with different maturities: a five-year tranche of €5.5 billion with a possible extension to seven years, and a seven-year tranche of €2.5 billion. The four bilateral loans have a maturity of three years. On April 8, 2005, we drew down the €5.5 billion tranche in order to repay Tranche B of the 2004 acquisition debt. At the same time, we canceled the Tranche C credit facility.

As a result of these transactions, in 2005, we refinanced the entire syndicated acquisition debt contracted in April 2004.

These refinancing transactions have generated significant savings in the cost of financing, thanks to a better mix of short-term and medium-term facilities and a substantial reduction in commitment fees and credit spreads. In parallel with this refinancing, all the confirmed bilateral bank facilities inherited from the former Aventis group were canceled ahead of the contractual expiry dates. The financing in place at December 31, 2005 contains no financial covenants, and no clauses indexing credit spreads or fees to our credit rating.

Liquidity

We expect that our existing cash resources and cash from operations will be sufficient to finance our existing ongoing activities and investments. We do not anticipate any significant increase in our capital expenditures in 2006 compared with recent years (excluding the Aventis acquisition in 2004) and we have no current plans that would result in a significant increase for the next several years. For a discussion of our treasury policies, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Off-Balance Sheet Arrangements

Contractual Obligations and Other Commercial Commitments

We have various contractual obligations and other commercial commitments arising from our operations. These obligations and commitments are more fully described at “Item 4. Information on the Company,” above.

Our contractual obligations and our other commercial commitments at December 31, 2005 are shown in Note D.21 to our 2005 consolidated financial statements, included at Item 18 of this annual report, which includes details of commitments under our principal R&D collaboration agreements. Note D.22(e) to the 2005 consolidated financial statements, included at Item 18 of this annual report, describes our principal contractual commitments in respect of divestments.

The following table lists the aggregate maturities of our contractual obligations given and other commercial commitments as of December 31, 2005.

Contractual obligations and other commercial commitments	Commitments by Period
In millions of euro	Total	Under 1 Year	1-3 Years	3-5 Years	Over 5 Years
Undrawn confirmed credit facilities (*)	(9,780)	(2,680)	—	(5,500)	(1,600)

Finance lease obligations (including interest)	45	7	10	9	19
Operating lease obligations	1,032	277	358	144	253
Irrevocable purchase obligations	792	332	119	55	286
Guarantees:
— given	243	107	58	31	47
— received	(48)	(36)	(7)	—	(5)
Other commercial commitments	562	206	84	70	202
Total debt	11,092	6,428	2,111	1,522	1,031

Total	13,718	7,321	2,733	1,831	1,833

(*)	These amounts include commitments received by some operational subsidiaries.

As of December 31, 2005, we had given a total of €13,718 million in commercial commitments, €7,321 million of which matures within one year, €2,733 million of which has a maturity of between one to three years, €1,831 million of which has a maturity of between three to five years and €1,833 million of which matures in more than five years from such date. For additional information regarding our commercial commitments, see Note D.21 to our consolidated financial statements included under Item 18.

We may have payments due to our current or former research and development partners under collaborative agreements. These agreements typically cover multiple products, and give us the option to participate in development on a product-by-product basis. When we exercise our option with respect to a product, we pay our collaboration partner a fee and receive intellectual property rights to the product in exchange. We also are generally required to fund some or all of the development costs for the products that we select, and to make payments to our partners when those products reach development milestones.

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

The main collaboration agreements into which we have entered are as follows:

•	An agreement with Regeneron: In January 2005, sanofi-aventis reaffirmed its commitment to develop the Vascular Endothelial Growth Factor (VEGF) Trap program in oncology, in collaboration with Regeneron Pharmaceuticals Inc. The companies will evaluate the VEGF Trap in a variety of cancer types. We made a clinical development milestone payment of $25 million under this agreement in 2004. If the program results in a commercially marketed product, Regeneron will receive an additional payment of $40 million.

At the end of December 2005, the VEGF Trap collaboration with Regeneron was extended to Japan. We will pay Regeneron $25 million, milestone payments linked to potential marketing approvals in Japan, and royalties on VEGF Trap sales in Japan. Under the terms of the agreement, we will pay 100% of the development costs of the VEGF Trap; once a VEGF Trap product starts to be marketed, Regeneron will repay 50% of the development costs (originally paid by us) out of its share of the profits, including royalties paid in Japan.

•	Agreement between sanofi pasteur and the U.S. government, signed in April 2005, to speed the production process for new cell-culture pandemic influenza vaccines and design a production facility for cell-culture vaccines. This agreement was for an amount of $97 million.

•	Agreement between sanofi pasteur and the U.S. government, signed in September 2005, for the production of a vaccine against the H5N1 strain of avian influenza, under which sanofi pasteur will receive $100 million for vaccines delivered. At the start of 2006, the agreement was extended to include additional production worth $50 million. Sanofi pasteur has initiated similar projects in Europe and the rest of the world.

•	License agreement between sanofi pasteur and Becton Dickinson, signed in October 2005, for the development of a vaccine micro-administration technology.

•	A collaboration agreement with Cephalon on the development of angiogenesis inhibitors, under which our payments for the first product could reach $32 million.

•	A strategic collaboration agreement signed in 2001, under which IDM granted us 20 development options on current and future research and development programs. For each option that leads to a commercially marketed product, we may be required to pay IDM a total of between €17 million and €32 million, depending on the potential of the market, plus reimbursement of the development costs. Contractually, we may suspend the development program for each option exercised at any time and without penalty. As of December 31, 2005, we had exercised only one option, relating to a program for the treatment of melanoma. Because of the uncertain nature of development work, it is impossible to predict whether we will exercise further options for products or whether the expected milestones will be achieved, or for us to predict the number of compounds that will reach the relevant milestones. For this reason, it is impossible for us to estimate the maximum aggregate amount that we will actually pay in the future. We believe it is highly unlikely that we will exercise all options for all products or that all milestones will be achieved.

•	A collaboration agreement with Zealand Pharma, signed in June 2003, under which we obtained rights relating to the development and worldwide marketing of ZP10, an agent used in the treatment of type-2 diabetes. Under the agreement, we are responsible for the development of this compound and could, if marketing approvals are obtained, be required to pay Zealand Pharma a total of €60 million over the next five years.

•	Contingent payments that we may be required to make during the next five years under other collaboration agreements with Ajinomoto, Immunogen and Coley amount to approximately €26 million.

We have commercial commitments relating to the acquisition of commercial rights:

•	On July 5, 2005, we acquired all the commercial rights to Plavix® (clopidogrel) from Daiichi Pharmaceuticals Ltd. (“Daiichi”) and a partnership jointly held by Daiichi and us. Given our long-standing association, we and Daiichi will now work together on the manufacture and co-promotion of Plavix® in order to ensure a successful launch for the product on the Japanese market. Plavix® will begin to be marketed in Japan as soon as it is registered on the NHI (National Health Insurance) price list, expected to be during the second quarter of 2006. Marketing approval for Japan was obtained in January 2006. No payment was made during 2005.

We also have commercial commitments related to divestments:

•	Following the divestment of the Notre Dame de Bondeville site, effective September 1, 2004, a contract was signed with the purchaser guaranteeing continuity of production of mature sanofi-aventis products at the site for a period of five years.

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with IFRS adopted by the European Union as of December 31, 2005 and IFRS issued by the International Accounting Standards Board (IASB) as of the same date, which, as applied by the Group, differ in certain significant respects from U.S. GAAP. For a detailed discussion of the differences between IFRS and U.S. GAAP as they relate to our consolidated net income and shareholders’ equity, see Note G to our audited consolidated financial statements included under Item 18 of this annual report.

The following tables set forth the main differences between our net income and our shareholders’ equity under IFRS and U.S. GAAP.

	Year Ended December 31,
In millions of euro	2004	2005
Net income as reported under IFRS	1,986	2,258
Differences resulting from the application of IFRS 1	(291)	(260)
Aventis business combination	(5,340)	217
Other differences	(20)	(13)
Total U.S. GAAP adjustments	(5,651)	(56)

Net income, as determined under U.S. GAAP	(3,665)	2,202

	As of December 31,
In millions of euro	2004	2005
Equity attributable to equity holders of the company, as reported under IFRS	41,061	46,637
Differences resulting from the application of IFRS 1	6,886	6,628
Aventis business combination	(6,256)	(6,499)
Other differences	(59)	(363)
Total U.S. GAAP adjustments	571	(234)

Equity attributable to equity holders of the company, as determined under U.S. GAAP	41,632	46,403

•	Differences Resulting from the Application of IFRS 1

The differences resulting from the application of IFRS 1 (First-Time Adoption of International Financial Reporting Standards) relate primarily to the business combination with Synthélabo which occurred before the transition to IFRS and has not been restated in accordance with IFRS 3. Under historical accounting, the transaction between the Sanofi group and the Synthélabo group was accounted for as a merger, which resulted in the revaluation of the assets and liabilities of both the Sanofi group and the Synthélabo group. Under U.S. GAAP, the merger was accounted for as a purchase with the Sanofi group deemed to be the acquirer for accounting purposes. For additional details, refer to Note A–Basis of preparation in Item 18.

•	Aventis Business Combination

The business combination of sanofi-aventis and Aventis which occurred after the transition date was accounted for under IFRS and U.S. GAAP as an acquisition under IFRS 3 and SFAS 141, respectively. However, certain significant differences remain between these two standards.

Under IFRS, the separately acquired in-process R&D is regarded as meeting the recognition criteria for an intangible asset and accordingly the in-process R&D acquired in connection with the acquisition of Aventis was capitalized. Under U.S. GAAP, acquired in-process R&D is expensed as of the acquisition date. In 2005, under IFRS, we began to amortize the portion of our acquired in-process R&D that related to projects for which regulatory approval had been obtained during the year (€96 million) and, in addition, an impairment charge amounting to €112 million was recognized in the income statement in accordance with IAS 36. Both the amortization expense and the impairment charge were reversed under U.S. GAAP.

•	Other Differences

Other differences relate primarily to the reversal under U.S. GAAP of certain provisions for restructuring that do not meet the recognition criteria under SFAS 146, and our recognition under IFRS of certain R&D costs related to the acquisition of rights to products from third parties as an intangible asset. These costs are expensed as incurred under U.S. GAAP.

Critical accounting and reporting policies

Our consolidated financial statements are affected by the accounting and reporting policies that we use. Certain of our accounting and reporting policies are critical to an understanding of our results of operations and financial condition, and in some cases the application of these critical policies can be significantly affected by the estimates, judgments and assumptions made by management during the preparation of our consolidated financial statements. The accounting and reporting policies that we have identified as fundamental to a full understanding of our results of operations and financial condition are the following:

•	Revenue recognition. Our policies with respect to revenue recognition are discussed at Note B.14 to our consolidated financial statements included at Item 18 of this annual report. Revenue arising from the sale of goods is presented in the income statement under “Net sales”. Net sales comprise revenue from sales of pharmaceutical products, vaccines, and active ingredients, net of sales returns, of customer incentives and discounts, and of certain sales-based payments paid or payable to the healthcare authorities. Revenue is recognized when all of the following conditions have been met: the risks and rewards of ownership have been transferred to the customer; the Group no longer has effective control over the goods sold; the amount of revenue and costs associated with the transaction can be measured reliably; and it is probable that the economic benefits associated with the transaction will flow to the Group.

We offer various types of price reductions on our products. In particular, products sold in the United States are covered by various programs (such as Medicare and Medicaid) under which products are sold at a discount. Rebates are granted to healthcare authorities, and under contractual arrangements with certain customers. Some wholesalers are entitled to chargeback incentives based on the selling price to the end customer, under specific contractual arrangements. Cash discounts may also be granted for prompt payment. The discounts, incentives and rebates described above are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. The same applies to sales returns. For additional details regarding the calculation of discounts, rebates and sale returns see Note D.23 to our consolidated financial statements included at Item 18 of this annual report.

Non-product revenues, mainly comprising royalty income from license arrangements that constitute on-going operations of the Group, are presented in “Other revenues”.

•	Impairment Testing. As discussed in Note B.6 Impairment of property, plant and equipment and intangibles and in Note D.5 Impairment of property, plant and equipment and intangibles to our consolidated financial statements included at Item 18 of this annual report, we test our intangible assets periodically for impairment. The most significant intangible assets that we test for impairment are those resulting from the business combination of Sanofi-Synthélabo and Aventis in 2004. We test for impairment on the basis of the same objective criteria that were used for the initial valuation. Our initial valuation and ongoing tests are based on the relationship of the value of our projected future cash flows associated with the asset to either the purchase price of the asset (for its initial valuation) or the recorded value of the asset (for ongoing tests). The determination of the underlying assumptions related to the recoverability of intangible assets is subjective and requires the exercise of considerable judgment. Any changes in key assumptions about our business and prospects, or changes in market conditions, could result in an impairment charge.

•	Pension and Retirement Benefits. We recognize our pension and retirement benefit commitments as liabilities on the basis of an actuarial estimate of the potential rights vested in employees and retirees as of the balance sheet date, net of the valuation of funds to meet these obligations. We prepare this estimate on an annual basis taking into account actuarial assumptions, including life expectancy, staff turnover, salary growth, long-term return on plan assets, retirement and discounting of amounts payable. Depending on the assumptions and estimates used, the pension and post-retirement benefit expense could vary within a range of outcomes and have a material effect on reported earnings.

•	Deferred Taxes. We account for deferred taxes using the liability method, whereby deferred income taxes are recognized on tax loss carry-forwards, and the difference between the tax and carrying amount of assets and liabilities. We calculate our deferred tax assets and liabilities using enacted tax rates applicable for the years during which we estimate that the temporary differences are expected to reverse. We do not record deferred tax assets when it is more likely than not that the realization of the deferred tax assets will not occur.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

The Company is managed by a Board of Directors composed of 17 members, 10 of whom are independent.

Members of our Board of Directors are appointed for a maximum term of four years; reappointment of Directors is on a rotation basis. No more than one third of the serving members of our Board of Directors may be aged more than 70.

The age limit for holding office as Chairman and Chief Executive Officer is 68 years.

Subject to the authority expressly reserved by law to the shareholders, and within the scope of the corporate objects the Board of Directors deals with and takes decisions upon issues relating to the proper management of the Company and other matters concerning the Board.

Under our bylaws (statuts), each member of the Board of Directors must be the direct legal owner of at least one of our shares throughout his or her term of office.

At December 31, 2005, non-executive members of the Board of Directors collectively held a total of 463,423 sanofi-aventis shares.

Composition of the Board of Directors at December 31, 2005

Jean-François Dehecq Chairman and Chief Executive Officer	Age Firstelected Termexpires	66 May 1999 2008

Other directorships and appointments

•   Director of Air France, Finance et Management, Société Financière des Laboratoires de Cosmétologie Yves Rocher and Agence Nationale de la Recherche

•   Member of Supervisory Board of Agence de l’Innovation Industrielle

•   Chairman of Association Nationale de la Recherche Technique

•   Member of Fondation Française pour la Recherche sur l’Epilepsie

•   Vice Chairman of EFPIA (European Federation of Pharmaceutical Industries and Associations)

•   Member of IFPMA (International Federation of Pharmaceutical Manufacturers Associations)

Jürgen Dormann Vice-Chairman Independent Director	Age Firstelected Termexpires	66 August 2004 2008

Other directorships and appointments

•   Chairman of ABB Ltd (Switzerland)

•   Vice-Chairman of the Board of Directors of Adecco (Switzerland)

•   Director of BG Group (United Kingdom) and IBM (United States)

René Barbier de la Serre Independent Director	Age Firstelected Termexpires	65 May 1999 2008

Other directorships and appointments

•   Chairman of the Supervisory Board of Edmond de Rothschild Private Equity Partners

•   Director of PPR and Schneider Electric

•   Member of the Supervisory Boards of la Compagnie Financière Saint-Honoré, la Compagnie Financière Edmond de Rothschild Banque and Euronext N.V. (Netherlands)

•   Delegated Director of Harwanne Compagnie de Participations Industrielles et Financières (Switzerland)

•   Censor of Fimalac and Nord Est

•   Chairman of Audit Committees of la Compagnie Financière Edmond de Rothschild Banque and PPR

•   Member of Compensation Committee of PPR

•   Chairman of Compensation, Appointments and Governance Committee of Schneider Electric

Jean-Marc Bruel Independent Director	Age Firstelected Termexpires	70 August 2004 2008

Other directorships and appointments • Chairman of Firmenich • Director of L’Institut Curie

Robert Castaigne Director	Age Firstelected Termexpires	59 February 2000 2008

Other directorships and appointments

•   Chief Financial Officer of Total

•   Chairman and Chief Executive Officer of Total Chimie and Total Nucléaire

•   Director of Elf Aquitaine, Hutchinson, Total Gestion Filiales, Omnium Insurance & Reinsurance Company Ltd (Bermuda), Alphega (Bermuda), Petrofina (Belgium), Total Upstream UK Ltd and Total Gabon

Thierry Desmarest Director	Age Firstelected Termexpires	60 February 2000 2008

Other directorships and appointments • Chairman and Chief Executive Officer of Total and Elf Aquitaine • Member of the Supervisory Boards of Areva and L’Air Liquide

Lord Douro Independent Director	Age Firstelected Termexpires	60 May 2002 2006

Other directorships and appointments

•   Chairman of Richemont Holdings UK Ltd

•   Director of La Compagnie Financière Richemont AG (Switzerland), Pernod Ricard, GAM Worldwide (United Kingdom) and English Heritage (United Kingdom)

•   Member of the Compensation Committee and the Appointments Committee of Pernod Ricard

•   Member of Appointments Committee of La Compagnie Financière Richemont AG (Switzerland)

Jean-René Fourtou Independent Director	Age Firstelected Termexpires	66 August 2004 2008

Other directorships and appointments

•   Chairman and Chief Executive Officer of Vivendi Universal

•   Chairman of the Supervisory Board of Groupe Canal +

•   Honorary Chairman of the International Chamber of Commerce

•   Vice-Chairman of the Supervisory Board of Axa

•   Member of the Board of Directors of Axa Millésimes SAS

•   Member of the Supervisory Board of Maroc Telecom

•   Director of Cap Gemini SA and NBC Universal Inc. (United States)

Serge Kampf Independent Director	Age Firstelected Termexpires	71 August 2004 2008

Other directorships and appointments • Chairman of the Board of Directors of Cap Gemini SA • Chairman of Capgemini Service, Capgemini Suisse and Sogeti • Director of Capgemini North America Inc.

Igor Landau Director	Age Firstelected Termexpires	61 August 2004 2008

Other directorships and appointments • Director of Essilor, HSBC France and INSEAD • Member of the Supervisory Boards of Dresdner Bank, Allianz AG and Adidas-Salomon

Hubert Markl Independent Director	Age Firstelected Termexpires	67 August 2004 2008

Other directorships and appointments • Member of the Supervisory Boards of BMW AG (Germany) and Münchener Rückversicherungs-Gesellschaft AG (Germany)

Christian Mulliez Director	Age Firstelected Termexpires	45 June 2004 2008

Other directorships and appointments

•   Vice President, General Manager Administration and Finance of L’Oréal

•   Chairman of the Board of Directors of Regefi

•   Director of DG 17 Invest and L’Oreal USA Inc.

Lindsay Owen-Jones Director	Age Firstelected Termexpires	60 May 1999 2008

Other directorships and appointments

•   Chairman and Chief Executive Officer of L’Oréal

•   Chairman of Strategy Committee of L’Oréal

•   Director of Galderma Pharma S.A (Switzerland), Ferrari S.p.A (Italy)

•   Chairman of L’Oreal USA Inc. and L’Oreal UK Ltd

•   Vice-Chairman of the Supervisory Board of L’Air Liquide

Klaus Pohle Independent Director	Age Firstelected Termexpires	68 August 2004 2008

Other directorships and appointments

•   Vice-Chairman of the Supervisory Board and Chairman of the Audit Committee of Hypo Real Estate Holding AG, Munich (Germany)

•   Director of Coty Inc., New York

•   Chairman of the Audit Committee of Coty Inc., New York

•   Member of the Supervisory Board and Chairman of the Audit Committee of DWS Investment GmbH, Frankfurt (Germany)

Hermann Scholl Independent Director	Age Firstelected Termexpires	70 August 2004 2008

Other directorships and appointments

•   Chairman of the Supervisory Board of Robert Bosch GmbH (Germany)

•   Managing Partner of Robert Bosch Industrietreuhand KG (Germany)

•   Member of the Supervisory Board of BASF AG (Germany)

Gérard Van Kemmel Independent Director	Age Firstelected Termexpires	66 May 2003 2007

Other directorships and appointments • Chairman Europe of Novell

Bruno Weymuller Director	Age Firstelected Termexpires	57 May 1999 2008

Other directorships and appointments

•   Executive Vice President, Strategy and Risk Assessment of Total

•   Director of Elf Aquitaine and Technip

•   Elf Aquitaine’s permanent representative on the Board of Directors of Eurotradia International

During 2005, the Board of Directors met seven times, with an overall attendance rate among Board members of 84%.

Executive Committee

Jean-François Dehecq

Chairman and Chief Executive Officer

Age: 66

Jean-François Dehecq has a degree from the Ecole Nationale des Arts et Métiers. He began his career as a mathematics professor and then served in the Army as a research scientist at the Nuclear Propulsion Department. From 1965 until 1973, he served in a variety of positions at Société Nationale des Pétroles d’Aquitaine (SNPA) before joining Sanofi as Managing Director in 1973. From 1982 to 1988, Mr. Dehecq served as Vice President and Managing Director of Sanofi, before being appointed Chairman and Chief Executive Officer of Sanofi in 1988. From 1998 to 1999, he also served as Managing Director of Health for the Elf Aquitaine group. Following the merger with Synthélabo in 1999, he was appointed to his present position. In June 2004, he was reappointed as Chairman and Chief Executive Officer.

Gérard Le Fur

Senior Executive Vice President

Executive Vice President

Scientific and Medical Affairs

Age: 55

Gérard Le Fur has degrees in both pharmacy and science. He began his career at Laboratoires Pharmuka as Chief of Laboratories and later served as Assistant Director of Research and Development before joining Laboratoires Rhône-Poulenc as Director of Biology. He joined Sanofi in 1986 as Assistant Director of Research and Development, and was named Director of Research and Development in 1995, prior to being named Executive Vice President, Scientific Affairs in June 1999 following the merger with Synthélabo. He was appointed Senior Executive Vice President in December 2002, and reappointed to the same position in June 2004. In August 2004, he was appointed Executive Vice President, Scientific and Medical Affairs.

Hanspeter Spek

Executive Vice President

Pharmaceutical Operations

Age: 56

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

Jean-Claude Armbruster

Senior Vice President

Corporate Human Resources

Age: 61

Jean-Claude Armbruster has a diploma (DES) and a bachelor degree (maîtrise) in private law, and a diploma (DES) in criminology. He also holds a barrister’s practicing certificate (CAPA). He joined Sanofi’s legal staff in 1980 and served in a variety of positions, including Director of Human Resources at Sanofi, before being named as Senior Vice President, Corporate Human Resources in October 2000. He was appointed to his present position in August 2004.

Gilles Brisson

Senior Vice President

Pharmaceutical Operations, Europe (excluding France and Germany)

Age: 54

Gilles Brisson, a graduate of HEC (Ecole des Hautes Etudes Commerciales), began his career at Smith Corona. From 1980, he served in a variety of positions with companies that now form part of sanofi-aventis in areas including strategic planning, operations and corporate development. He was appointed Chairman of the Management Board of Aventis Pharma SA when Aventis was formed in 1999 and served until April 2004, in charge of operations for France and then Europe. He was appointed to his present position in August 2004.

Pierre Chancel

Senior Vice President

Global Marketing

Age: 49

Pierre Chancel, a pharmacist, is a graduate of the Institut de Pharmacie Industrielle in Paris. At Rhône-Poulenc, from 1994 to 1996, he was Marketing Director for Theraplix. From 1997 to 1999, Mr. Chancel served as Business Unit Manager in charge of products in the central nervous system, rheumatology and hormone replacement therapy fields. Since 2003, he has served as Managing Director of Aventis Operations in the United Kingdom and Ireland. Before being appointed to this position, he was in charge of global strategy development at Aventis, which led to the launch of the new diabetes treatment Lantus®. He was appointed to his present position in August 2004.

Olivier Charmeil

Senior Vice President

Pharmaceutical Operations, Asia / Pacific

(since February 1, 2006)

Age: 43

Olivier Charmeil is a graduate of HEC (Ecole des Hautes Etudes Commerciales) and of the Institut d’Etudes Politiques in Paris. From 1989 to 1994, he worked in the Mergers & Acquisitions department of Banque de l’Union Européenne. He joined Sanofi Pharma in 1994 as head of Business Development. Subsequently, he held various posts within the Group, including Chief Financial Officer (Asia) for Sanofi-Synthélabo in 1999 and Attaché to the Chairman, Jean-François Dehecq, in 2000, before being appointed as Vice President, Development within the Sanofi-Synthélabo International Operations Directorate, where he was responsible for China and support functions. In 2003, Olivier Charmeil was appointed Chairman and Chief Executive Officer of Sanofi-Synthélabo France, before taking the post of Senior Vice President, Business Management and Support within the Pharmaceutical Operations Directorate. In this role, he piloted the operational integration of Sanofi-Synthélabo and Aventis. He was appointed to his current position in February 2006.

Nicole Cranois

Senior Vice President

Communication

Age: 58

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

Philippe Fauchet

Senior Vice President

Pharmaceutical Operations, Japan

(since May 15, 2005)

Age: 48

Philippe Fauchet is a graduate of HEC (Ecole des Hautes Etudes Commerciales), and also holds a law degree. After two years with a subsidiary of Renault, Philippe Fauchet joined Roussel Uclaf in 1984, and, held a number of posts in France, Japan and Korea, before becoming Vice President of the Asia-Pacific region for Hoechst Marion Roussel. He joined Sanofi in 1996, and headed up the Eastern Europe region from 1997, before becoming Vice President, Eastern Europe for Sanofi-Synthélabo in 1999. Philippe Fauchet took over as head of Sanofi-Synthélabo’s Japanese operations in 2001. He was appointed to his current position in May 2005. He is also an adviser to the French Foreign Trade Commission.

Olivier Jacquesson

Senior Vice President

Business Development

Age: 56

Olivier Jacquesson trained as an engineer at the Ecole Centrale de Lille and has a degree from the Institut d’Administration des Entreprises (IAE). He joined the Roussel Uclaf group in 1976, serving as International Product Manager and then as Managing Director of subsidiaries in Belgium and Mexico before joining the Group’s senior management in 1986. He took responsibility successively for various of the Group’s operating divisions and coordinated the United States, Latin America and Asia regions, before being appointed Managing Director of Laboratoire Aventis in 2000. At the start of 2004, he was named as Chairman of Aventis Pharma and Laboratoire Aventis holding these positions, until December 2004. He was appointed to his present position in September 2004.

Jean-Pierre Kerjouan

Senior Vice President

Legal Affairs & General Counsel (since May 25, 2005)

Advisor to the Chairman

Age: 66

Jean-Pierre Kerjouan has a business degree from HEC (Ecole des Hautes Etudes Commerciales) and a law degree. From 1968 to 1981, Mr. Kerjouan served as Chief Financial Officer of Laboratoire Yves Rocher, then as Vice President and Managing Director of Yves Rocher. He joined Sanofi Pharma International in 1981 as Managing Director and served in a variety of positions at Sanofi, including Managing Director of Sanofi’s beauty division and Company Secretary of Sanofi, before being appointed as Senior Vice President, Legal Affairs in 1996. He served in the same position at Sanofi-Synthélabo from May 1999 to December 31, 2003, before being appointed as an advisor to the Chairman in January 2004. He was appointed to his present position in May 2005.

Marie-Hélène Laimay

Senior Vice President

Audit & Internal Control Assessment

Age: 47

Marie-Hélène Laimay has a degree in business from a French business school (Ecole Supérieure de Commerce et d’Administration des Entreprises) and a DECS (an accounting qualification). She spent three years as an auditor with Ernst & Young before joining Sanofi in 1985. Mrs. Laimay served in a variety of financial positions, including Financial Director of Sanofi’s beauty division and Deputy Financial Director of Sanofi-Synthélabo following the merger with Synthélabo in 1999. From November 2000 to May 2002, she served as Vice President, Internal Audit, and from May 2002 to August 2004 as Senior Vice President, Chief Financial Officer, before being appointed to her present position.

Christian Lajoux

Senior Vice President

Pharmaceutical Operations, France

Age: 58

Christian Lajoux has a degree (DEUG) in psychology, a bachelor degree (maîtrise) in philosophy and a post-graduate degree (DESS) in personnel management from the Institut d’Administration des Entreprises (IAE — Paris). He served in a variety of positions at Sandoz, including Division Director, before joining Sanofi Winthrop in 1993. He then served in various positions, including Director of Operations and Managing Director of Sanofi Winthrop France, before being appointed Senior Vice President France just prior to the merger with Synthélabo in 1999. He served in that position until being named as Senior Vice President Europe in January 2003, and then as Senior Vice President Pharmaceutical Operations France in August 2004.

Jean-Claude Leroy

Senior Vice President

Chief Financial Officer

Age: 54

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

Gilles Lhernould

Senior Vice President

Industrial Affairs

Age: 50

Gilles Lhernould has a diploma in pharmacy and a master’s degree (DEA) in industrial pharmacy. He began his career as a manufacturing supervisor at Laboratoires Bruneau, and in 1983 joined one of Sanofi’s subsidiaries where he managed production and later the factory. Mr. Lhernould then served in a variety of positions within the Sanofi Group, including Director of Human Resources – Pharmaceuticals for Sanofi Pharma and Director of Operational Human Resources for Sanofi. Following the merger with Synthélabo in 1999, he served as Vice President in charge of integration and then Vice President of Information Systems, before being named as Senior Vice President, Industrial Affairs in March 2001 and Senior Vice President Industrial Affairs in August 2004 of sanofi-aventis.

Heinz-Werner Meier

Senior Vice President

Pharmaceutical Operations, Germany

Age: 53

Heinz-Werner Meier holds a degree in mathematics and a doctorate in business management. He began his career in 1978 working in research and development for Siemens AG in Germany. He then worked as a scientific assistant in the Faculty of Business Management, Organization and Business Systems at Mannheim University. In 1985, he joined the Hoechst Group as Finance and Accounting Director. Mr. Meier then served successively as Purchasing Director at Benckiser-Knapsack GmbH, Group Controller in the Pharmaceuticals Division of Hoechst AG, and Managing Director of Hoechst Marion Roussel. From January 2000 to May 2002, he was Chairman of Aventis Pharma Germany, and until August 2004 was Director of Human Resources of Aventis, before being appointed to his present position.

Antoine Ortoli

Senior Vice President

Pharmaceutical Operations, Intercontinental

Age: 52

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

Philippe Peyre

Senior Vice President

Corporate Affairs

Age: 55

Philippe Peyre is a graduate of the Ecole Polytechnique, and began his career in management consultancy with Bossard before being appointed as a member of the executive committee of Bossard Gemini Consulting. In 1998, he joined Rhône-Poulenc Rorer as Senior Vice President Special Projects, and then served as Head of Integration at Aventis Pharma, and as Company Secretary and Senior Vice President, Business Transformation of Aventis. He was appointed to his present position in August 2004.

Timothy Rothwell

Senior Vice President

Pharmaceutical Operations, United States

Age: 55

Timothy Rothwell holds a B.A. from Drew University (New Jersey) and a J.D. from Seton Hall University. He began his career in 1972 as a patent attorney at Sandoz Pharmaceuticals, where he worked in a variety of positions, including as Chief Operating Officer for U.S. Business, until he left Sandoz in 1989. From 1989 to 1991, Timothy Rothwell worked in marketing and sales at both Squibb Corporation and Burroughs Wellcome before returning to Sandoz in 1992 as Chief Executive Officer of Sandoz U.S. Pharmaceuticals, a post he held until 1995. From 1995 to 1998, Mr. Rothwell served in a variety of senior management positions at Rhône-Poulenc Rorer, including President of Global Pharmaceutical Operations. He joined Pharmacia in 1998 where he served in a variety of positions, including Executive Vice President and President of Global Prescription Business, before joining Sanofi-Synthélabo in May 2003. He was appointed to his present position in August 2004.

David Williams

Senior Vice President

Vaccines

Age: 56

David J. Williams holds a degree in accounting and management from Scranton University in Pennsylvania. After working four years with Coopers & Lybrand, in January 1978, he joined the U.S. operating unit of Connaught Laboratories, Inc., serving in a variety of financial and marketing positions before being appointed in 1981 Vice President and General Manager of U.S. Operations. In 1988, he was named President and Chief Operating Officer of Connaught Laboratories, Inc., a position he held for a decade. In 1998 he became Chief Executive Officer of Pasteur Mérieux Sérums et Vaccins. Since January 2003, he has served as Chairman and Chief Executive Officer of sanofi pasteur (formerly Aventis Pasteur). In August 2004, he was named Senior Vice President, Vaccines of sanofi-aventis.

As of December 31, 2005, none of these individuals had any principal business activities outside of sanofi-aventis.

The organization chart below shows the structure of the sanofi-aventis Executive Committee as of March 30, 2006.

B. Compensation

Compensation of Board Members (Other than the Chairman and Chief Executive Officer)

The table below shows amounts paid in 2004 and 2005, broken down by type of compensation, to each member of the sanofi-aventis Board of Directors, including those whose term of office ended in 2004.

	Amounts paid in 2004 (in euro)			Amounts paid in 2005 (in euro)
	Attendances fees	Pensions and others compensation	Total gross compensation	Attendance fees		Pensions and others compensation	Total gross compensation
				Fixed compensation	Variable compensation
René Barbier de la Serre	67,000		67,000	15,000	92,000		107,000
Jean-Marc Bruel	68,500	348,668[2]	417,168	6,250	16,000	352,730[2]	374,980
Robert Castaigne	31,000		31,000	15,000	48,000		63,000
Pierre Castres Saint Martin[1]	31,000		31,000	7,500	28,000		35,500
Thierry Desmarest	39,000		39,000	15,000	52,000		67,000
Jürgen Dormann	90,000	1,482,576[2]	1,572,576	6,250	16,000	1,504,182[2]	1,526,432
Lord Douro	47,000		47,000	15,000	48,000		63,000
Elf Aquitaine[1]	31,000		31,000	7,500	16,000		23,500
Jean-René Fourtou	67,500		67.500	6,250	16,000	1,004,988[2,3]	1,027,238
Pierre-Gilles de Gennes[1]	29,000		29,000	7,500	12,000		19,500
Hervé Guérin[1]	31,000		31,000	7,500	16,000		23,500
Serge Kampf	72,500		72,500	6,250	12,000		18,250
Igor Landau		4,522,072[4]	4,522,072	6,250	12,000	14,565,267[5]	14,583,517
L’Oréal[1]	47,000		47,000	7,500	28,000		35,500
Hubert Markl	62,500		62,500	6,250	12,000		18,250
Christian Mulliez	—		—	7,500	24,000		31,500
Lindsay Owen-Jones	31,000		31,000	15,000	36,000		51,000
Klaus Pohle	—		—	6,250	30,000		36,250
Hermann Scholl	—		—	6,250	8,000		14,250
Gérard Van Kemmel	35,250		35,250	15,000	72,000		87,000
Bruno Weymuller	43,000		43,000	15,000	44,000		59,000

[1]	Board member whose term of office ended in 2004.
[2]	Pension.
[3]	Pension becoming payable from May 1, 2005.
[4]	Including €1,260,000 paid as base compensation, €3,186,753 paid as variable compensation and €75,319 as benefits in kind.
[5]	Including an amount of €13,017,357 accrued in 2004 and paid in 2005 under Igor Landau’s employment contract consisting of contractual severance, a bonus installment and his salary through March 31, 2005. The balance of €1,547,910 corresponds to sums paid in 2005 for Igor Landau’s pension, becoming payable from April 1, 2005.

The meeting of the Board of Directors held on February 23, 2006 resolved to allocate a total of €964,000 in attendance fees to Board members for the financial year 2005.

The fixed amount of sanofi-aventis fees is €15,000 per director (paid on the basis of time served if a Director leaves office during the period) plus a supplemental amount for each meeting actually attended, on the following basis:

-	Board meetings: €4,000 per director per meeting; and

-	Committee meetings: €4,000 per meeting, and €6,000 per meeting for Committee chairmen.

Compensation of senior management

The compensation of our Chairman and Chief Executive Officer, our Senior Executive Vice President and Executive Vice President, Scientific and Medical Affairs and of the other members of our Executive Committee is based on an analysis of the practices of major global pharmaceutical companies and the opinion of the Compensation, Appointments and Governance Committee. In addition to base compensation, these key executives receive variable compensation (which may exceed one half of base compensation), the amount of which is determined by the actual performance and growth of the business areas for which the executive is responsible. They may also be awarded stock options (for further information, see “Stock Options” below).

The variable compensation attributed to the Chairman and Chief Executive Officer in 2005 takes into account our excellent, better-than-expected results, the success of the post-merger integration process, and the rapid implementation of the planned synergies.

The variable compensation attributed to the Senior Executive Vice President and Executive Vice President, Scientific and Medical Affairs takes into account the criteria described above, as well as the success of the integration of the R&D teams and progress in the portfolio of molecules under development.

The total gross compensation before tax charges paid in 2005 to the 19 members of our Executive Committee in post at December 31, 2005, including the Chairman and Chief Executive Officer and the Senior Executive Vice President and Executive Vice President, Scientific and Medical Affairs, amounted to €17.67 million, comprising base compensation of €9.94 million and variable compensation of €7.73 million.

The following table sets forth the gross compensation before tax charges paid out in 2005 and 2004 to our Chairman and Chief Executive Officer and our Senior Executive Vice President and Executive Vice President, Scientific and Medical Affairs.

	Compensation paid in 2005			Compensation paid in 2004
(In millions of euros)	Total	Base compensation	Variable compensation	Total	Base compensation	Variable compensation
Jean-François Dehecq	3.08	1.40	1.68	2.74	1.20	1.54
Gérard Le Fur	2.09	0.95	1.14	1.73	0.83	0.9

Bonus or Profit Sharing

Members of our Executive Committee are eligible for bonuses, as described above. We do not have separate profit-sharing plans for these key executives. As employees, they are able to participate in our voluntary and statutory profit-sharing schemes on the same terms as our other employees. These plans are described below under “— Employees and Profit-sharing.”

Stock Options

During 2005, 1,145,000 options were granted to the members of the sanofi-aventis Executive Committee, including 250,000 options to Jean-François Dehecq and 150,000 options to Gérard Le Fur.

Under French law, directors may not receive options solely as compensation for service on the sanofi-aventis board, and thus the Company may grant options only to those directors who are also our employees.

Because some of our non-executive directors were formerly officers or executive officers of sanofi-aventis or its predecessor companies, some of our non-executive directors hold sanofi-aventis stock-options.

Pension

The Chairman and Chief Executive Officer and the Senior Executive Vice President receive benefits under the top-up defined-benefit pension plan, wholly funded by the Company, set up in 2002 by Sanofi-Synthélabo and reserved for managers with at least 10 years’ service whose annual base compensation had for 10 years exceeded four times the annual Social Security ceiling. The benefit is in the form of a life annuity, and is transferable as a survivor’s pension; it is based on the average annual compensation for the last three years, and is capped at 60 times the Social Security ceiling. The annuity paid depends on length of service with the Group; it supplements the annuities payable under the compulsory industry schemes, but may not exceed 37.50% of final salary. The annuity is indexed to the value per point under the AGIRC compulsory scheme, increased by one point.

Upon retirement, the Chairman and Chief Executive Officer and the Senior Executive Vice President will also receive a lump-sum benefit based on the terms of the Group’s French Collective Bargaining Agreement.

Jean-Marc Bruel, Jürgen Dormann, Jean-René Fourtou and Igor Landau are covered by the GRCD top-up pension plan instituted in 1977 for senior executives of Rhône-Poulenc. This plan was amended in 1994, 1996,

1999 and 2003, and currently applies to 31 active or retired executives. It is a defined-benefit plan, which aims to provide a replacement income of 60%-65% of salary, depending on length of service and the age at which the benefit is claimed.

The benefit takes the form of a life annuity, indexed to the average revaluation of the basic Social Security annuity and to trends in the INSEE retail price index.

The total amount recognized in 2005 in respect of obligations under corporate pension plans for corporate officers with current or past executive responsibilities at sanofi-aventis (or at companies whose obligations have been assumed by sanofi-aventis) and for members of the Executive Committee was €11.6 million (including €6.1 million for the Chairman and Chief Executive Officer and for the Senior Executive Vice President).

C. Board Practices

In 1999, our Board of Directors set up advisory Committees tasked with providing specialist input to assist the Board in its decision-making.

Members of these Committees are chosen by the Board from among its members.

Audit Committee

At December 31, 2005, the Audit Committee comprised:

•	Klaus Pohle, Chairman;

•	René Barbier de la Serre;

•	Jean-Marc Bruel; and

•	Gérard Van Kemmel.

The Audit Committee is composed of four independent board members, one of whom qualifies as a financial expert within the terms of the Sarbanes Oxley Act. See “Item 16.A Audit Committee Financial Expert.”

The Audit Committee is responsible for evaluating the existence and effectiveness of our financial controls and risk management procedures. Its responsibilities include reviewing:

•	the scope of consolidation;

•	the quarterly, half-yearly and annual parent company and consolidated financial statements, and the annual and interim management reports;

•	control procedures;

•	internal audit work programs;

•	the appropriateness of elective accounting treatments;

•	significant risks and material off-balance sheet commitments;

•	any issue liable to have a material financial or accounting impact; and

•	major litigation on an annual basis.

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

The Audit Committee also ensures that internal early warning procedures relating to accounting, internal accounting controls and audit are in place and properly applied.

During 2005, the Audit Committee met eight times.

Compensation, Appointments and Governance Committee

At December 31, 2005, this Committee was composed of:

•	René Barbier de la Serre, Chairman;

•	Thierry Desmarest;

•	Jürgen Dormann;

•	Jean-René Fourtou;

•	Serge Kampf; and

•	Lindsay Owen-Jones.

The roles of the Compensation, Appointments and Governance Committee are:

•	issuing recommendations and proposals concerning the compensation, pension and welfare benefits of corporate officers, establishing rules for determining the variable portion of their compensation and formulating general policy on the granting of stock options;

•	reviewing the system for allocating attendance fees between Directors;

•	assisting the board in the selection of new Directors;

•	advising on the future composition of management bodies;

•	advising the Chairman and Chief Executive Officer on the selection of senior executives and their compensation;

•	establishing the structures and procedures to ensure that good governance practices are applied within the Group; and

•	implementing the procedure for evaluating the performance of the Board of Directors.

The Compensation, Appointments and Governance Committee met twice in 2005.

Neither we nor our subsidiaries have entered into service contracts with members of our Board of Directors.

Statement on Corporate Governance as Required by Article 303A-11 of the New York Stock Exchange’s Listed Company Manual

As required by the NYSE’s listing standards for foreign private issuers (Rule 303A.11), our corporate web site includes a statement of the significant ways in which our corporate governance practices differ from the corporate governance practices that the NYSE’s listing standards require of U.S. companies listed on the NYSE. This statement may be consulted at: www.sanofi-aventis.com.

D. Employees and Profit-sharing

Number of Employees

As of December 31, 2005, sanofi-aventis employed 97,181 people worldwide. The tables below give a breakdown of employees by geographic area and function as of December 31, 2005. Central and Eastern Europe countries are included in Other Europe for 2004 and 2005. The figures shown as of December 31, 2003 include employees of Sanofi-Synthélabo only.

Employees by geographic area

	As of December 31,
	2005	%	2004	%	2003	%
France	27,995	28.8%	27,663	28.7%	12,058	36.4%
Other Europe	27,102	27.9%	26,912	27.9%	9,380	28.4%
United States	16,471	16.9%	15,811	16.3%	4,162	12.6%
Japan	2,697	2.8%	2,752	2.9%	118	0.4%
Other countries	22,916	23.6%	23,301	24.2%	7,368	22.2%
Total	97,181	100%	96,439	100%	33,086	100%

Employees by function

	As of December 31,
	2005	%	2004	%	2003	%
Sales	35,030	36.1%	32,888	34.1%	11,601	35.0%
Research and development	17,636	18.1%	17,191	17.8%	6,877	20.8%
Production	30,909	31.8%	30,735	31.9%	7,901	23.9%
Other	13,606	14,0%	15,625	16.2%	6,707	20.3%
Total	97,181	100%	96,439	100%	33,086	100%
of which Vaccines	8,698	9.0%	7,817	8.1%	—	—

Industrial Relations

Industrial relations within the Group are founded on respect and dialogue. Great importance is attached to dialogue with employee representatives. Continuing the efforts begun in 2004, 2005 saw an intense round of negotiations, culminating in agreements to establish forums for dialogue with employees within the Group.

At the European level, an agreement was reached on February 24, 2005 to set up a sanofi-aventis European Works Council.

This forum for dialogue and consultation brings together 40 representatives from the 25 European Union countries, from the European Economic Area and from the current EU accession candidate countries (Bulgaria, Croatia, Romania). Turkey will join the Works Council four years before it is due to join the European Union.

The European Works Council meets twice yearly (in March and September) and discusses issues of such importance and transnational impact that they need to be discussed at European level, such as the Group’s strategy, European employment policy and results and future prospects.

The agreement also provides for the Works Council to elect from among its members five employee representatives (three French, one English, one German), who sit on the sanofi-aventis Board of Directors in a consultative capacity.

In France, on April 15, 2005, agreement was reached on the creation of the sanofi-aventis Group French Works Council comprising 25 members and 25 alternates, plus representatives and alternates appointed by the trade unions. The Council, which meets twice yearly under the chairmanship of the Chairman and Chief Executive Officer (in June and December) is kept informed about the Group’s activities, financial position, employment trends and future prospects.

Several Group-level agreements were also signed in 2005, to enable the same provisions to be applied to all employees. Most of these agreements were signed by a majority of the representative trade unions.

The main agreements were:

-	An agreement on the exercise of trade union rights, granting employee representatives the necessary time and resources to fulfill their remit at the both national and local levels.

-	Several agreements on employee savings schemes (such as the statutory and voluntary profit-sharing, Group-wide employee savings plan and the extension to the collective retirement savings plan), giving employees a stake in the Group’s results and performance.

-	An agreement on the classifications applicable to the personnel of companies forming part of the pharmaceuticals business, harmonizing the classification systems used by the two groups before the merger.

-	An agreement on internal transfers, accommodating staff transfer aspirations within their career development paths.

-	An agreement harmonizing contribution and payout rates (employer/employee) for pay-as-you-go pension schemes.

-	An agreement on salary increases for 2006.

A number of other agreements were also concluded in 2005 within specific departments (including Pharmaceutical Operations, Scientific and Medical Affairs, Industrial Affairs, Support Functions and Vaccines).

In many other countries, agreements were also negotiated locally with a view to harmonizing personnel status and creating a single forum for dialogue with employees following the combination of the two groups. Measures were also negotiated to facilitate the relocation of employees affected by amalgamations on a single site of the headquarters of the two groups’ subsidiaries (Germany, Spain, Italy and Brazil, for example).

Profit-sharing Schemes, Employee Savings Schemes and Employee Share Ownership

Profit-sharing Schemes

All employees of our French companies belong to voluntary and statutory profit-sharing schemes. During 2005, these schemes were reorganized and standardized.

Voluntary Scheme (Intéressement des salariés)

These are collective schemes which are optional for the employer and contingent upon performance. The aim is to give employees an interest in the growth of the business and improvements in its performance.

The amount distributed by our French companies during 2005 in respect of voluntary profit-sharing for the year ended December 31, 2004 represented an average of 5.6% of their total payroll.

In June 2005, sanofi-aventis signed a three-year Group-wide agreement, effective from the 2005 financial year, and applicable to all French companies more than 50% owned by sanofi-aventis (except for sanofi pasteur, which retained its own agreement). Under the agreement, payments under the Group voluntary profit-sharing scheme will be linked to growth in our adjusted net income.

Statutory Scheme (Participation des salariés aux résultats de l’entreprise)

The scheme is a French legal obligation for companies with more than 50 employees that made a profit in the previous financial year. The amount distributed by our French companies in respect of the statutory scheme for the year ended December 31, 2004 represented an average of 6.6% of their total payroll.

In October 2005, sanofi-aventis signed a two-year Group-wide agreement, effective from the 2005 financial year and applicable to all French companies more than 50% owned by sanofi-aventis (except for sanofi pasteur, which retained its own agreement).

Distribution formula

In order to favor lower-paid employees, the voluntary and statutory profit-sharing agreements signed in 2005 split the benefit between those entitled as follows:

-	60% on the basis of attendance during the year; and

-	40% on the basis of annual salary, up to a limit of three times the Social Security ceiling.

Employee Savings Schemes

The employee savings arrangements operated by sanofi-aventis are based on a Group savings scheme and a collective retirement savings plan (Plan d’épargne pour la retraite collectif). These schemes reinvest the sums derived from the statutory profit-sharing scheme (compulsory investments), the voluntary profit-sharing scheme (voluntary investments), and voluntary contributions by employees.

In October 2005, sanofi-aventis signed a Group-wide agreement for an indefinite period establishing a Group employee savings scheme open to all French companies more than 50% owned by sanofi-aventis, replacing the separate schemes previously operated by sanofi-aventis, Aventis and sanofi pasteur. The new scheme consists of a mutual fund invested in sanofi-aventis shares, and four diversified mutual funds invested in vehicles with a range of different risk profiles.

At the same time, a three-year Group-wide agreement was signed specifying the terms for employer’s top-up contributions supplementing the sums invested in the new sanofi-aventis employee savings scheme by employees of companies belonging to the scheme (except for the scheme for employees of sanofi pasteur, which retains its own separate rules).

In March 2004, sanofi-aventis signed an agreement establishing a collective retirement savings plan under which the Company makes a top-up contribution, enabling employees to build up a diversified savings portfolio to provide for their retirement. In October 2005, an amendment to this agreement extended the benefits of the scheme, on identical terms, to employees in France of Group companies formerly part of the Aventis group (except, at this stage, for employees of sanofi pasteur).

Employee Share Ownership

As of February 28, 2006, Group employees held 16.9 million of our shares, or 1.24% of our share capital, through our employee savings plan.

E. Share Ownership

As of December 31, 2005 a total of 3,704,389 unexercised options to subscribe or to purchase sanofi-aventis shares were held by the members of the Executive Committee of sanofi-aventis, including 696,414 stock options by the Chairman and Chief Executive Officer and 455,000 by the Senior Executive Vice President and Executive Vice President, Scientific and Medical Affairs. The terms of these options are summarized in the tables below.

During 2005, the members of the Executive Committee of sanofi-aventis exercised 537,553 options to purchase or to subscribe for shares. The Chairman and Chief Executive Officer purchased a total of 233,586 shares comprising 80,000 shares at €34.95 per option exercised and 153,586 shares at €43.25 per option exercised, and the Senior Executive Vice President and Executive Vice President, Scientific and Medical Affairs purchased 40,000 sanofi-aventis shares at €34.95 per option exercised.

As of December 31, 2005, 3,704,389 options held by members of the Executive Committee were outstanding, including 696,414 stock options held by the Chairman and Chief Executive Officer and 455,000 options held by the Senior Executive Vice President and Executive Vice President, Scientific and Medical Affairs.

Existing Option Plans as of December 31, 2005

Share Purchase Options Plans

Origin	Date of shareholder authorization	Date of board grant	Number of options initially granted	- to corporate officers*	- to the 10 employees granted the most options**	Start date of vesting period	Expiration date	Purchase price (in €)	Number exercised by 12/31/2005	Number canceled in 2005	Number outstanding
Synthélabo	6/28/1990	12/15/1993	364,000	130,000	104,000	12/15/1998	12/15/2013	6.36	349,850	0	8,950
Synthélabo	6/28/1990	10/18/1994	330,200	0	200,200	10/18/1999	10/18/2014	6.01	307,900	0	22,300
Synthélabo	6/28/1990	12/15/1995	442,000	130,000	312,000	12/15/2000	12/15/2015	8.50	436,700	0	5,300
Synthélabo	6/28/1990	1/12/1996	208,000	0	52,000	1/12/2001	1/12/2016	8.56	175,430	0	32,570
Synthélabo	6/28/1990	4/05/1996	228,800	0	67,600	4/05/2001	4/05/2016	10.85	174,300	0	54,500
Synthélabo	6/28/1990	10/14/1997	262,080	0	165,360	10/14/2002	10/14/2017	19.73	193,828	0	63,052
Synthélabo	6/28/1990	6/25/1998	296,400	148,200	117,000	6/26/2003	6/25/2018	28.38	205,750	0	90,650
Sanofi	6/04/1997	12/10/1998	1,200,000	80,000	220,800	12/11/2000	12/10/2005	34.95	1,174,580	21,220	0
Synthélabo	6/23/1998	3/30/1999	716,040	0	176,800	3/31/2004	3/30/2019	38.08	228 720	0	481,600
Sanofi-Synthélabo	5/18/1999	5/24/2000	4,292,000	310,000	325,000	5/25/2004	5/24/2010	43.25	1,391,493	0	2,791,607
Sanofi-Synthélabo	5/18/1999	5/10/2001	2,936,500	145,000	286,000	5/11/2005	5/10/2011	64.50	99,635	6,300	2,765,515
Sanofi-Synthélabo	5/18/1999	5/22/2002	3,111,850	145,000	268,000	5/23/2006	5/22/2012	69.94	5,000	9,000	3,031,050

*	Including the Senior Executive Vice President, the CEO and Directors, holding office as of the date of grant.
**	Not including the CEO, Directors or the Senior Executive Vice President, holding office as of the date of grant.

Aventis Inc. and Hoechst Share Purchase Option Plans

As of December 31, 2005, a total of 261,248 Aventis Inc. and 497,776 Hoechst share purchase options remained outstanding.

Share Subscription Option Plans

Origin	Date of shareholder authorization	Date of grant	Number of options initially granted	- to corporate officers*	- to the 10 employees granted the most options**	Start date of vesting period	Expiration date	Subscription price (in €)	Number exercised by 12/31/2005	Number canceled in 2005	Number outstanding
Aventis	4/22/1994	2/07/1995	1,350,000	169,043	234,000	2/07/1998	2/07/2005	15.04	1,274,572	2,346	0
Aventis	4/13/1995	12/14/1995	1,760,870	230,087	314,000	12/14/1998	12/14/2005	13.11	1,693,240	1,760	0
Aventis	4/13/1995	12/17/1996	2,054,348	282,913	353,000	1/06/2000	12/17/2006	20.04	1,849,259	0	147,527
Aventis	4/23/1997	12/16/1997	4,193,217	340,435	369,000	1/06/2001	12/16/2007	32.15	3,027,308	3,670	680,660
Aventis	4/23/1997	12/15/1998	6,372,000	704,348	664,215	1/06/2002	12/15/2008	34.14	3,823,234	11,068	1,754,587
Aventis	5/26/1999	12/15/1999	5,910,658	586,957	463,485	1/06/2003	12/15/2009	50.04	1,858,240	15,456	3,526,356
Aventis	5/26/1999	5/11/2000	877,766	—	86,430	5/11/2003	5/11/2010	49.65	421,810	8,228	370,399
Aventis	5/24/2000	11/14/2000	13,966,871	1,526,087	1,435,000	11/15/2003	11/14/2010	67.93	509,679	427,971	11,418,029
Aventis	5/24/2000	3/29/2001	612,196	—	206,000	3/30/2004	3/29/2011	68.94	22,596	1,173	557,331
Aventis	5/24/2000	11/07/2001	13,374,051	1,068,261	875,200	11/08/2004	11/07/2011	71.39	195,240	369,398	10,985,337
Aventis	5/24/2000	3/06/2002	1,173,913	1,173,913		3/07/2005	3/06/2012	69.82	0	0	1,173,906
Aventis	5/14/2002	11/12/2002	11,775,414	352,174	741,100	11/13/2005	11/12/2012	51.34	1,423,702	523,264	8,747,979
Aventis	5/14/2002	12/02/2003	12,012,414	352,174	715,000	12/03/2006	12/02/2013	40.48	4,547	632,092	10,772,382
Sanofi-Synthélabo	5/18/1999	12/10/2003	4,217,700	240,000	393,000	12/11/2007	12/10/2013	55.74	5,500	10,300	4,154,000
Sanofi-aventis	5/31/2005	5/31/2005	15,228,505	400,000	550,000	6/01/2009	5/31/2015	70.38	0	292,415	14,936,090

*	Including the Senior Executive Vice President, the CEO, Directors and member of the Management Board, holding office as of the date of grant.
**	Not including the CEO, Directors, the Senior Executive Vice President and members of the Management Board, holding office as of the date of grant.

As of December 31, 2005, 79,330,701 options to subscribe (69,224,583) or to purchase (10,106,118) sanofi-aventis shares were outstanding, of which 46,437,179 were exercisable.

The main characteristics of our stock options are also described in Note D15.8 to our consolidated financial statements, included in Item 18 of this annual report.

“Action 2005” Employee Share Ownership Plan

In 2005, the Company conducted an employee share offering in 78 countries at a discounted price (€54.09 per share: a 20% discount compared to the average Paris trading price of the shares over the 20 trading days preceeding the related decision of our Board of Directors on November 7, 2005.) open to Group employees and management; 23,632 employees participated worldwide, subscribing 2,037,887 shares representing 0.15% of the share capital. The total amount subscribed was €110,229,307.83.

Shares Owned by Members of the Board of Directors and Executive Committee.

As of December 31, 2005, members of our Board of Directors and Executive Committee of sanofi-aventis held in the aggregate 680,444 shares, or under 1% of the share capital and of the voting rights excluding the beneficial ownership of 178,476,513 shares held by Total as of such date, which may be attributed to Thierry Desmarest, who disclaims beneficial ownership of such shares, and excluding the beneficial ownership of 143,041,202 shares held by L’Oréal, as of such date, which may be attributed to Lindsay Owen-Jones, who disclaims beneficial ownership of such shares.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The table below shows the ownership of our shares at February 28, 2006, indicating the beneficial owners of our shares. To the best of our knowledge, and on the basis of the notifications received other than as disclosed below, no shareholder holds more than 5% of the share capital or the voting rights.

	Shares		Voting Rights
	Number	%	Number	%
L’Oréal	143,041,202	10.56	286,082,404	17.42
Total	178,476,513	13.18	319,968,848	19.48
Other Public	1,006,210,103	74.29	1,012,189,955	61.62
Held by sanofi-aventis or its subsidiaries(1)	9,851,830	0.73	—	—
- of which held by sanofi-aventis	9,153,497	0.68	—	—
Employees(2)	16,853,804	1.24	24,276,553	1.48
Total	1,354,433,452	100.00	1,642,517,760	100.00

(1)	After cancellation of 48,013,520 treasury shares on February 23, 2006 by the Board of Directors.
(2)	Represents shares held through our employee savings plan.

We estimate that we have approximately 600,000 individual shareholders.

Our statuts (bylaws) provide for double voting rights for shares held in registered form for at least two years. For more information relating to our shares, see “Item 10. Additional Information — Memorandum and Articles of Association.”

Total and L’Oréal are the only two entities known to hold more than 5% of the outstanding sanofi-aventis ordinary shares.

In accordance with our statuts, shareholders are required to notify our Company once they have acquired more than 1% of our share capital and each time they cross an incremental 1% threshold (see “Item 10. Additional Information — Memorandum and Articles of Association — Requirements for Holdings Exceeding Certain Percentages”).

For the year ended December 31, 2005, we were informed that the following share ownership declaration thresholds had been passed:

•	The Kuwait Petroleum Corporation (KPC) declared on February 2, 2005 that it had passed below the thresholds of 3%, 2% and 1% of our share capital and below the thresholds of 2% and 1% of voting rights, for which declaration is required under our statuts.

•	On February 25, 2005, Franklin Resources Inc., acting on its own behalf and disclosed that it had passed above the threshold of 0.5% of our share capital and our voting rights.

•	The Caisse des Dépôts et Consignations declared on March 30, 2005 that it had passed above the threshold of 1% of our voting rights. It had passed above the threshold of 1% of our share capital on January 27, 2005 and so declared on January 31, 2005. These declarations are required under our statuts.

•	On June 2 and 3, 2005, Total made reference to the termination of the shareholder group consisting of Total and L’Oréal effective December 2, 2004, the date of termination of the shareholders’ agreement entered into between L’Oréal and Total on April 9, 1999. As a consequence of the termination on behalf of its affiliates of the shareholder group, Total declared that it had indirectly passed below the legal thresholds of 33 1/3% of our voting rights and 20% of our share capital on December 2, 2004.

Total also disclosed that it had indirectly passed below the legal threshold of 20% of the voting rights further to the dissolution of Valorisation et Gestion Financière (VGF), leading to the partial loss of the Total Group’s double voting rights in sanofi-aventis; and that it had reduced its interest by two of the 1% incremental thresholds of our voting rights (i.e the thresholds of 21% and 20%), for which declarations are required under our statuts.

•	On June 20, 2005, the Caisse Nationale des Caisses d’Epargne et de Prévoyance (CNCE) declared that it had passed below the threshold of 1% of our share capital and our voting rights. Other thresholds of 1% and 2%, for which declarations are required under our statuts, had been passed during the year.

•	On July 7, 2005, Société Générale declared that the Société Générale group had passed below the threshold of 1% of our share capital and our voting rights and that it had reduced its interest by a number of the 1% incremental thresholds, for which declarations are required under our statuts, during the year.

•	On October 26, 2005, L’Oréal declared in accordance with Article 33 V Law No. 2005-842 of July 26, 2005, that with effect from the termination on December 2, 2004 of the shareholders’ agreement entered into between L’Oréal and Total on April 9, 1999, it had passed below the legal thresholds of 33 1/3% of our voting rights and 20% of our share capital, and that it had reduced its interest by a number of the 1% incremental thresholds for which a declaration is required under our statuts.

•	On December 1, 2005, UBS AG declared that, because of a reorganization of the UBS group, it had passed below the threshold of 1% of our share capital and our voting rights, for which declaration is required under our statuts. UBS Global Asset Management declared that it held 1.5% of our share capital and 0.6% of our voting rights. UBS AG had previously declared that it held 1.85% of our share capital and 0.68% of the voting rights, then 1.84% of the share capital and 1% of the voting rights.

Since January 1, 2006 we have been informed that the following share ownership declaration thresholds had been passed:

•	On March 10, 2006, Total disclosed that it had passed an incremental threshold of 1% of our share capital between 12.74% and 13.18% (i.e, the threshold of 13%), for which declaration is required under our statuts. This change follows our cancellation of 48 million treasury shares, resolved on February 23, 2006.

•	On March 13, 2006, Crédit Agricole Asset Management disclosed that it held in its Fonds Communs de Placement (mutual funds) an interest of 2% further to an acquisition dated March 2, 2006. It had previously disclosed on February 22, 2006, that it had passed below the threshold of 2%.

As of September 30, 2005, we estimate that French shareholders owned approximately 50% of our share capital (excluding Total and L’Oréal, our French shareholder base is mainly institutional investors). Foreign shareholders owned approximately 50% of our share capital, held primarily by institutional investors in the United States (approximately 27%) and the United Kingdom (approximately 7%).

Shareholders’ Agreement

The shareholders’ agreement entered into between Total (formerly Elf Aquitaine) and L’Oréal on April 9, 1999 was terminated on December 2, 2004 pursuant to an amendment dated November 24, 2003. We are unaware of any shareholders’ agreement currently in force.

B. Related Party Transactions

In the ordinary course of business, we purchase materials, supplies and services from numerous companies throughout the world. Members of our Board of Directors are affiliated with some of these companies. We conduct our transactions with such companies on an arm’s length basis and do not consider the amounts involved in such transactions to be material.

During 2005 and through the date of this annual report, we have not been involved in, and we do not currently anticipate becoming involved in, any transactions with related parties that are material to us or to any of our related parties and that are unusual in their nature or conditions. We have not made any outstanding loans to or for the benefit of:

•	enterprises that, directly or indirectly, control or are controlled by, or are under common control with us;

•	enterprises in which we have significant influence or that have significant influence over us other than in the ordinary course of business;

•	shareholders beneficially owning a 10.0% or greater interest in our voting power;

•	any member of our Management Committee or Board of Directors; or

•	enterprises in which persons described above own, directly or indirectly, a substantial interest in the voting power.

C. Interests of Experts and Counsel

N/A

Item 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information

Our consolidated financial statements as of and for the years ending December, 31 2005 and 2004 are included in this annual report at “Item 18. Financial Statements.”

The U.S. Securities and Exchange Commission has adopted an accommodation permitting eligible foreign private issuers for their first year of reporting under International Financial Reporting Standards (IFRS) to file two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS. The financial year 2005 is sanofi-aventis’ first year of reporting under IFRS as published by the International Accounting Standards Board (IASB), and this annual report on Form 20-F has been prepared in reliance on the SEC accommodation.

Dividends on Ordinary Shares

We paid annual dividends for the years ended December 31, 2001, 2002, 2003 and 2004 and our shareholders will be asked to approve the payment of an annual dividend in the amount of €1.52 per share for the 2005 fiscal year at our next annual shareholders’ meeting. If approved, this dividend will be paid on June 7, 2006.

We expect that we will continue to pay regular dividends based on our financial condition and results of operations. The proposed 2005 dividend equates to a distribution of 32.1% of our adjusted earnings per share. For information on the non-GAAP financial measure, “adjusted earnings per share”, see “Item 5. Operating and Financial Review and Prospects — Sources of Revenues and Expenses — Adjusted Net Income.”

The following table sets forth information with respect to the dividends paid by our Company in respect of the 2001, 2002, 2003 and 2004 fiscal years and the dividend that will be proposed for approval by our shareholders in regards to the year ended in 2005 at our May 31, 2006 shareholders’ meeting.

	2001	2002	2003	2004	2005(1)
Net Dividend per Share (in €)	0.66	0.84	1.02	1.20	1.52
Net Dividend per Share (in $)	0.59	0.88	1.28	1.62	1.80

(1)	Proposal, subject to shareholder approval.

The declaration, amount and payment of any future dividends will be determined by majority vote of the holders of our shares at an ordinary general meeting, following the recommendation of our Board of Directors. Any declaration will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by our shareholders. Accordingly, we cannot assure you that we will pay dividends in the future on a continuous and regular basis. Under French law, we are required to pay dividends approved by an ordinary general meeting of shareholders within nine months following the meeting at which they are approved.

In France, dividends are paid out of after-tax income. French residents were formerly entitled to a tax credit, known as the avoir fiscal, in respect of dividends received from French companies. However, the French Finance Bill of 2004 provided for a reform of the French tax treatment of distributions that involved the implementation of a new mechanism to avoid double taxation of dividends and the elimination of the former avoir fiscal and précompte mechanisms as explained in “Item 10 Additional Information — Taxation.” For dividend distributions made in 2005, 2006 or later, French resident individual shareholders and French resident corporate shareholders are no longer entitled to the avoir fiscal as a consequence of the implementation of this new taxation system. Dividends paid to non-residents normally are subject to a 25% French withholding tax. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate of withholding tax and entitled to certain benefits. For further details please see “Item 10. Additional Information — Taxation.”

Annual Payments on PSSAs

The table below sets forth, for the years indicated, the amount of dividends paid per Participating Share Series A (“PSSA”; see “Item 9. The Offer and Listing” for further details). In the United States, the PSSAs exist in the form of American Depositary Shares issued by The Bank of New York, as depositary, each representing one-quarter of a PSSA (“PSSA-ADSs”). The PSSAs are generally entitled to receive an annual payment determined according to a specific formula and subject to certain conditions.

The annual payments on the PSSAs are equal to the sum of a fixed portion and a variable portion equal to the greater of 704% of the dividend per ordinary share or 150% of an amount calculated pursuant to a formula which takes into account changes in consolidated sales and consolidated net income.

Such amounts have been translated in each case into dollars and adjusted for the one-to-four ratio of PSSAs to PSSA-ADSs. Annual payments paid to holders of PSSA-ADSs will generally be exempt from French withholding tax. An annual payment is paid on August 15 of each year in respect of the prior year, provided that the Company’s Consolidated Net Income in the prior year is above €0.15 million. Since the Company’s Consolidated Net Income was below €0.15 million in 2004, no dividend was paid in 2005. Only the fixed portion of the dividend is carried forward.

	2004	2003	2002	2001
Annual payment per PSSA	€0	€6.0634	€5.3434	€4.6234
Annual payment per PSSA-ADS	$0	$1.8530	$1.5118	$1.1312

Information on Legal or Arbitration Proceedings

Our principal legal proceedings are described in Note D.22 to the consolidated financial statements included at Item 18 of this annual report, which we incorporate herein by reference, and are further updated below to reflect material developments through the date of this document.

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

Plavix® Patent Litigation

(Update to the caption “Plavix® Patent Litigation — United States” at Note D.22(b) to the consolidated financial statements included herein at Item 18.)

On March 21, 2006, sanofi-aventis and Bristol-Myers Squibb announced that they had reached an agreement subject to certain conditions with Apotex Inc. and Apotex Corp. to settle the patent infringement lawsuit pending between the parties in the U.S. District Court for the Southern District of New York. The lawsuit relates to the validity of a composition of matter patent for clopidogrel bisulfate (the ‘265 patent), a medicine made available in the United States by sanofi-aventis and Bristol-Myers Squibb as Plavix®. The trial in the lawsuit had previously been scheduled to begin in June 2006. As a result of the agreement, the Court has now suspended the trial date pending the possible finalization of the proposed settlement.

Under the terms of the proposed settlement, sanofi-aventis would grant Apotex a royalty-bearing license under the ‘265 patent to manufacture and sell its FDA-approved clopidogrel bisulfate product in the United States, and Apotex would agree not to sell a clopidogrel product in the United States until the effective date of the license. The license would be exclusive (except for the Plavix® brand product) and would be effective on September 17, 2011, with the possibility of an effective date earlier in 2011 if sanofi-aventis does not receive an extension of exclusivity for pediatric use under the ‘265 patent. If a third party obtains a final decision that the ‘265 patent is invalid or unenforceable, under certain circumstances, the license to Apotex may become effective earlier. As previously disclosed, sanofi-aventis and Bristol-Myers Squibb have filed a patent infringement claim against Dr. Reddy’s Laboratories with respect to the ‘265 patent. Sanofi-aventis and Bristol-Myers Squibb have approached Dr. Reddy’s to discuss a possible settlement of this matter. The outcome of these discussions cannot be assured.

The agreement includes other provisions, including payments by sanofi-aventis and Bristol-Myers Squibb to Apotex in the event of either finalization of the proposed settlement or termination of the agreement. Payments due to Apotex under the agreement are payable 50% by sanofi-aventis and 50% by Bristol-Myers Squibb.

The proposed settlement is subject to certain conditions, including antitrust review and clearance by the Federal Trade Commission and state attorneys general. There is a significant risk that required antitrust clearance will not be obtained. In such event, the proposed settlement would be terminated, and the litigation would be reinstated in the same Court.

If the litigation were reinstated, sanofi-aventis and Bristol-Myers Squibb intend to vigorously pursue enforcement of their patent rights in Plavix®. It is not possible at this time reasonably to assess the outcome of this lawsuit or the timing of potential generic competition for Plavix®. Apotex announced in January 2006 that it had received final approval of its aNDA for clopidogrel bisulfate from the FDA. As a result, if the litigation were reinstated, Apotex could launch a generic clopidogrel product at risk.

It also is not possible reasonably to estimate the impact of this lawsuit on sanofi-aventis and Bristol-Myers Squibb. However, loss of market exclusivity of Plavix® and the subsequent development of generic competition would be material to Sanofi-Aventis and Bristol-Myers Squibb’s sales of Plavix® and results of operations and cash flows, and could be material to sanofi-aventis and Bristol-Myers Squibb’s financial condition and liquidity.

The foregoing summary of the settlement agreement with Apotex contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Although our management believes that the assumptions reflected in these statements and their underlying assumptions are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These factors include, among other factors disclosed in this annual report: the likelihood of obtaining the required antitrust clearance and satisfying the other conditions to the proposed settlement and, if such conditions are not satisfied, the outcome of the Apotex lawsuit, as well as the risk of a third party obtaining a decision of invalidity or unenforceability of the ‘265 patent notwithstanding finalization of the proposed settlement. Other than as required by applicable law, we do not undertake any obligation to update or revise any forward-looking information or statements.

Kroger Antitrust Claim

Sanofi-aventis has learned that on March 23, 2006, the U.S. retailer The Kroger Co. filed an antitrust complaint in the District Court for the Southern District of Ohio against Sanofi-Aventis, Bristol-Myers Squibb Co. and Apotex Corp alleging antitrust violations by the defendants in relation to their agreement to settle the U.S. Plavix® patent litigation. Plaintiffs seek to enjoin that agreement as well as other relief.

Eloxatine® U.K. Patent Litigation

(Update to the caption “Eloxatine® U.K. Patent Litigation” at Note D.22(b) to the consolidated financial statements included herein at Item 18.)

Sanofi-aventis’ patent infringement suit against Mayne Pharma Pty Ltd went to trial before the U.K. Patents High Court in March 2006. It has been acknowledged by sanofi-aventis that in light of certain data in these proceedings one of the solution formulation patents would not be infringed by the hypothetical product. The parties await the court’s decision regarding the validity of a second solution formulation patent as well as whether the remaining process patent is valid and infringed.

Eligard® Patent Litigation

(Update to the caption “Eligard® Patent Litigation” at Note D.22(b) to the consolidated financial statements included herein at Item 18.)

On February 27, 2006, the U.S. District Court for the Northern District of Illinois Eastern Division granted an injunction enjoining sanofi-aventis, QLT, and their subsidiaries from promoting, manufacturing, selling and offering Eligard® for sale in the United States until the asserted TAP patent expires on May 1, 2006. Sanofi-aventis and QLT have appealed the lower court’s judgment, and the Court of Appeal has stayed the February 27 injunction pending a decision whether to grant a permanent stay of the injunction.

Stilnox® (zolpidem) Product Litigation

In March 2006, sanofi-aventis learned that a lawsuit seeking class action treatment had been filed with the U.S. District Court for the Southern District of New York naming sanofi-aventis and its U.S. subsidiary Sanofi-Synthélabo Inc. as defendants and seeking unspecified damages for harm allegedly caused by claimed product side effects. The proposed class action lawsuit seeks to represent persons using Ambien® since 2000.

Albemarle Arbitration

(Update to the caption “Albemarle Arbitration” at Note D.22(e) to the consolidated financial statements included herein at Item 18.)

On March 17, 2006, the arbitral tribunal handed down a partial award holding that the claims of Albemarle under arbitration were not time barred but subject to the France’s ten-year statute of limitations for contracts. This partial award did not consider the final liability of sanofi-aventis with regards to the facts and technical elements involved in the case. The parties have been provided a three-month period to reach a settlement; otherwise the matter will be referred by the arbitral tribunal to a panel of experts.

B. Significant Changes

In addition to the information included elsewhere in this annual report, we bring to your attention the following developments since the end of 2005.

Agreement to Settle U.S. Plavix® Litigation with Apotex

On March 21, 2006, sanofi-aventis and Bristol-Myers Squibb announced an agreement with Apotex to settle their U.S. Plavix® litigation subject to certain conditions. See “— Information on Legal or Arbitration Proceedings — Plavix® Patent Litigation,” above.

Apidra®

On February 28, 2006, sanofi-aventis announced that Apidra® (insulin glulisine [rDNA origin] injection), a new prandial (mealtime) insulin analog, is now available by prescription in the United States for the control of hyperglycemia in adult patients with type 1 and type 2 diabetes. Apidra® should normally be used in regimens that include a longer-acting insulin or basal insulin analog such as Lantus® (insulin glargine [rDNA origin] injection).

Sanofi-aventis also announced that Apidra® cartridges are now available for use with the insulin injection pen OptiClik®. OptiClik® is a reusable pen device with advanced features that help to ensure that diabetes patients get the correct dose of insulin every time.

Ambien CR™

In March 2006, sanofi-aventis was notified that Anchen Pharmaceuticals, Inc. had submitted an Abbreviated New Drug Application (ANDA) to the FDA containing a paragraph IV patent certification relating to our product Ambien CR™.

Nasacort ® AQ

In March 2006, sanofi-aventis was notified that Barr Laboratories had submitted an ANDA to the FDA containing a paragraph IV patent certification relating to triamcinolone acetonide 55 microgram nasal spray (Nasacort® AQ).

Sanofi-aventis acquires 24.876% of Zentiva N.V.

Sanofi-aventis announced on March 27, 2006 that it had become the largest shareholder of Zentiva, acquiring for total consideration of €430 million all 7,487,742 Zentiva shares held by Warburg Pincus together with 1,998,921 shares held by certain current and former managers and employees of Zentiva. Zentiva is an international pharmaceutical company focused on developing, manufacturing and marketing affordable branded medicines for Eastern European markets. Zentiva has strong positions in the Czech Republic, Slovakia and Romania and has experienced rapid growth in Poland, Russia and the Baltic States. Following the transaction, the management of Zentiva will continue to own approximately 5.86 % of Zentiva and members of the management have entered into a shareholders agreement with sanofi-aventis.

Item 9. The Offer and Listing

A. Offer and Listing Details

We have one class of shares. Each American Depositary Share, or ADS, represents one-half of one share. The ADSs are evidenced by American Depositary Receipts, or ADRs, which are issued by The Bank of New York.

Our shares trade on the Eurolist market of Euronext Paris (Compartment A) and our ADSs trade on the New York Stock Exchange. There can be no assurances as to the establishment or continuity of a public market for our shares or ADSs.

Trading History

The table below sets forth, for the periods indicated, the reported high and low quoted prices of our shares on the Eurolist market of Euronext Paris and on the New York Stock Exchange (source: Bloomberg).

	Euronext Paris		NYSE
Calendar period	High	Low	High	Low
	(price per share in €)		(price per ADS in $)
Monthly
March 2006(1)	79.85	69.50	48.32	41.91
February 2006	76.80	70.60	46.30	42.50
January 2006	79.30	72.10	48.00	44.21
December 2005	76.70	68.75	45.33	40.40
November 2005	70.80	65.35	41.40	39.35
October 2005	70.65	64.70	42.40	39.23
September 2005	69.75	64.90	43.25	39.80
2005
First quarter	66.50	56.40	43.34	36.60
Second quarter	74.10	64.55	45.87	40.42
Third quarter	72.70	64.90	44.49	39.80
Fourth quarter	76.70	64.70	45.33	39.23
Full Year	76.70	56.40	45.87	36.60
2004
First quarter	63.25	52.90	40.10	32.23
Second quarter	56.90	49.42	33.91	29.22
Third quarter	59.90	51.70	36.94	31.61
Fourth quarter	60.30	54.50	40.48	34.81
Full Year	63.25	49.42	40.48	29.22
2003
First quarter	59.50	41.50	32.00	22.53
Second quarter	58.20	46.32	33.67	25.65
Third quarter	56.75	47.61	32.00	26.02
Fourth quarter	60.00	50.80	37.92	30.26
Full Year	60.00	41.50	37.92	22.53
2002
Full Year (NYSE beginning on July 1)	84.30	49.78	32.80	24.90
2001
Full year	86.50	52.60	—	—

(1)	Up to and including March 28.

B. Plan of Distribution

N/A.

C. Markets

Shares and ADSs

Our shares are listed on the Eurolist market of Euronext Paris (Compartment A) under the symbol “SAN” and our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “SNY.” At the date of this annual report, our shares are included in a large number of indices including the “CAC 40 Index,” the principal index published by Euronext. This index contains 40 stocks selected among the top 100 companies based on free-float capitalization and the most active stocks listed on the Eurolist market. The CAC 40 Index indicates trends on the French stock market as a whole and is one of the most widely followed stock price indexes in France. Our shares are also included in the S&P Global 100 Index, the Dow Jones EuroSTOXX 50 and the MSCI Pan-Euro Index.

The Eurolist Market

In February 2005, Euronext Paris overhauled its listing structure by implementing the Eurolist Market, a new single regulated market, which has replaced the regulated markets formerly operated by Euronext Paris, i.e., the Bourse de Paris (which comprised the Premier Marché and the Second Marché) and the Nouveau Marché. As part of this process, Euronext Paris transferred on February 21, 2005 all shares and bonds listed on the Premier Marché, Second Marché and Nouveau Marché to the Eurolist Market.

Since February 21, 2005, all securities approved for admission to trading on Euronext Paris have been traded on a single market: Eurolist by Euronext™. The Eurolist Market is a regulated market operated and managed by Euronext Paris, a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. The Eurolist Market is divided into three capitalization compartments: “A” for capitalizations over €1 billion, “B” for capitalizations between €1 billion and €150 million, and “C” for capitalizations less than €150 million.

Trading on the Eurolist Market

Securities admitted to trading on the Eurolist Market are officially traded through authorized financial institutions that are members of Euronext Paris. Euronext Paris places securities admitted to trading on the Eurolist Market in one of two categories (continuous (“Continu”) or fixing), depending on whether they belong to certain Indices or compartments and/or on their trading volume. Our shares trade in the category known as Continu, which includes the most actively traded securities. Shares belonging to the Continu category are traded, through financial institutions that are members of Euronext Paris, on each trading day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which pre-opening and post-closing sessions trades are recorded but not executed until the opening auction at 9:00 a.m. and the closing auction at 5:30 p.m., respectively). In addition, from 5:30 p.m. to 5:40 p.m., trading can take place at the closing auction price. Trading in a share traded continuously after 5:40 p.m. until the beginning of the pre-opening session of the following trading day may take place at a price that must be within the last auction price plus or minus 1%. Euronext Paris has introduced continuous electronic trading during trading hours for most listed securities.

Euronext Paris may temporarily suspend trading in a security admitted to trading on the Eurolist Market if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation from a reference price. With respect to shares belonging to the Continu category, once trading has commenced, suspensions for a reservation period of 4 minutes (subject to extension by Euronext Paris) are possible if the price varies either by more than 10% from a reference price (e.g., opening auction price) or by more than 2% (with respect to French issuers) from the last trade on such securities. Euronext Paris may also suspend trading of a security admitted to trading on the Eurolist Market in certain circumstances (suspension de la cotation), including the occurrence of unusual trading activity in a security. In addition, in exceptional cases, including, for example, in the context of a takeover bid, the French market regulator (Autorité des marchés financiers or “AMF”) may also require Euronext Paris to suspend trading.

Trades of securities admitted to trading on the Eurolist Market are settled on a cash basis on the third day following the trade. For certain securities, market intermediaries are also permitted to offer investors the opportunity to place orders through a deferred settlement service (Ordres Stipulés à Règlement-Livraison Différés — OSRD) for a fee. The deferred settlement service is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors can elect on the determination date (jour de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. At the date of this annual report, our shares are currently eligible for the deferred settlement service.

Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been recorded in the purchaser’s account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend payment is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

Prior to any transfer of securities listed on the Eurolist Market of Euronext Paris held in registered form, the securities must be converted into bearer form and accordingly recorded in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Transactions in securities are initiated by the owner giving the instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Eurolist Market are cleared through LCH.Clearnet and settled through Euroclear France using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

Participating Shares Series A

Further to a public offer to exchange ordinary shares for PSSAs in 1993, a tender offer to purchase for cash all of the outstanding PSSA-ADSs in 1995 and repurchases in private transactions since that date, there are only 3,296 PSSAs outstanding as of December 31, 2005, of which substantially all were represented by PSSA-ADSs. In view of the small number of PSSAs that remain outstanding, at some time in the future, sanofi-aventis intends to terminate the Deposit Agreement for the PSSA-ADSs and apply to the U.S. Securities and Exchange Commission to terminate registration of the PSSAs and the PSSA-ADSs under the Securities Exchange Act of 1934, as amended.

We are not aware of any non-U.S. trading market for our Participating Shares Series A. In the United States, the PSSAs exist in the form of American Depositary Shares issued by The Bank of New York, as depositary, each representing one-quarter of a PSSA. We are not aware of any U.S. trading market for the PSSA-ADSs since their suspension from trading on the NYSE on May 18, 1995, and their subsequent removal from listing on the NYSE on July 31, 1995. Prior to their delisting, the PSSA-ADSs traded on the NYSE under the symbol RP PrA.

Trading Practices and Trading in own Shares

Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described at “Item 10. Additional Information — Memorandum and Articles of Association — Trading in Our Own Shares.”

D. Selling Shareholders

N/A

E. Dilution

N/A

F. Expense of the Issue

N/A

Item 10. Additional Information

A. Share Capital

N/A

B. Memorandum and Articles of Association

General

Our company is a société anonyme, a form of limited liability company, organized under the laws of France.

In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts, an English translation of which has been filed as an exhibit to this annual report. For a description of certain provisions of our statuts relating to our Board of Directors and statutory auditors, see “Item 6. Directors, Senior Management and Employees.” You may obtain copies of our statuts in French from the greffe (Clerk) of the Registre du Commerce et des Sociétés de Paris (Registry of Commerce and Companies of Paris, France, registration number : 395 030 844). Please refer to that full document for additional details.

Our statuts specify that our corporate affairs are governed by:

•	applicable laws and regulations (in particular, Title II of the French Commercial Code), and

•	the statuts themselves.

Article 3 of our statuts specify that the Company’s corporate purposes, in France and abroad, are:

•	Acquiring interests and holdings, in any form whatsoever, in any company or enterprise, in existence or to be created, connected directly or indirectly with the health and fine chemistry sectors, human and animal therapeutics, nutrition and bio-industry;

in the following areas :

•	Purchase and sale of all raw materials and products necessary for these activities;

•	Research, study and development of new products, techniques and processes;

•	Manufacture and sale of all chemical, biological, dietary and hygienic products;

•	Obtaining or acquiring all intellectual property rights related to results obtained and, in particular, filing all patents, trademarks and models, processes or inventions;

•	Operating directly or indirectly, purchasing, and transferring – for free or for consideration—pledging or securing all intellectual property rights, particularly all patents, trademarks and models, processes or inventions;

•	Obtaining, operating, holding and granting all licenses; and

•	Participating, within the Group policy framework, in financing transactions and, in compliance with applicable legal provisions, whether in the capacity of leader or not, either in the form of centralizing accounts or centralized management of foreign exchange risks, intra-Group settlements (“netting”), or in any form authorized by applicable legislation.

And, more generally:

•	All commercial, industrial, real or personal property, financial or other transactions, connected directly or indirectly, totally or partially, with the activities described above and with all similar or related activities or having any other purposes likely to encourage or develop the company’s activities.

Directors

Transactions in which Directors Are Materially Interested

Under French law, any agreement entered into (directly or through an intermediary) between our Company and any one of the members of the Board of Directors that is not entered into (i) in the ordinary course of our business and (ii) under normal conditions is subject to the prior authorization of the disinterested members of the Board of Directors. The same provision applies to agreements between our company and another Company if one of the members of the Board of Directors is the owner, general partner, manager, director, general manager or member of the executive or supervisory board of the other company, as well as to agreements in which one of the members of the Board of Directors has an indirect interest.

Directors’ Compensation

The aggregate amount of attendance fees (jetons de présence) of the Board of Directors is determined at the ordinary general meeting of the shareholders. The Board of Directors then divides this aggregate amount up among its members. In addition, exceptional compensation (rémunérations exceptionnelles) may be granted to directors on a case-by-case basis for special assignments. The Board may also authorize the reimbursement of travel and accommodation expenses, as well as other expenses incurred by Directors in the corporate interest. See also “Item 6. Directors, Senior Management and Employees.”

Board of Directors’ Borrowing Powers

All loans or borrowings may be decided by the Board of Directors within the limits, if any, duly authorized by the general meeting of the shareholders.

Directors’ Age Limits

For a description of the provisions of our statuts relating to age limits applicable to our Directors, see “Item 6. Directors, Senior Management and Employees.”

Directors’ Share Ownership Requirements

For a description of the provisions of our statuts relating to the number of shares which our Directors are required to hold, see “Item 6. Directors, Senior Management and Employees.”

Share Capital

As of December 31, 2005, our share capital amounted to €2,802,613,138, divided into 1,401,306,569 outstanding shares with a par value of €2 per share. All of our outstanding shares are of the same class and are fully paid. Of these shares, we or entities controlled by us held 58,211,254 shares (or 4.15% of our outstanding share capital), as treasury shares as of such date. As of December 31, 2005, the book value of such shares was €3,253 million.

At a board meeting held on February 23, 2006, the Board of Directors decided to reduce the share capital through the cancellation of 48,013,520 treasury shares. As of February 23, 2006, our share capital amounted to €2,708,476,850, divided into 1,354,238,425 issued shares with a par value of €2 per share.

At an extraordinary general meeting held on May 31, 2005, our shareholders authorized our Board of Directors to increase our share capital, through the issuance of shares or other securities giving access to the share capital with or without preferential subscription rights, by an aggregate maximum nominal amount of €1.6 billion. See “Changes in Share Capital — Increases in Share Capital” below.

The maximum total amount of authorized shares as of December 31, 2005 was 2,253 million, reflecting the unused part of the May 31, 2005 shareholder authorization and outstanding share subscription options.

As a result of our issuance of 678.6 million shares in 2004 in compensation for Aventis shares and assets acquired in our tender offer and merger with Aventis, more than 10% of our share capital has been paid for with assets other than cash.

Stock Options and Warrants

Stock Options

Types of Stock Options

We have two types of stock options outstanding: subscription options (options de souscription) and purchase options (options d’achat). Upon exercise of a subscription option, we issue new shares, whereas upon exercise of a purchase option, the option holder receives existing shares. We purchase our shares on the market prior to the grant of the purchase options in order to provide the option holder with shares upon exercise.

Following the merger of Aventis with and into sanofi-aventis, all previously granted options for the shares of Aventis were converted into options for our shares.

Because the exercise of purchase options will be satisfied with existing shares repurchased on the market or held in treasury, the exercise of purchase options has no impact on our equity capital.

Stock Option Plans

Our ordinary and extraordinary shareholders’ meeting of May 31, 2005 authorized our Board of Directors for 26 months to grant subscription options and/or purchase options to members of our salaried staff and/or corporate officers as well as to members of salaried staff and/or corporate officers of companies or economic interest groups related to our Company under the conditions referred to in Article L.225-180 of the French Commercial Code.

The aggregate number of subscription and purchase options that may be granted under this authorization may not give entitlement to a total number of shares exceeding 2.5% of the share capital as of the day the decision to grant options is taken by the Board. Under such a resolution, the price payable on the exercise of options may not be lower than the average of the first quoted prices of sanofi-aventis ordinary shares on the Eurolist market of Euronext Paris during the 20 consecutive trading days preceding the date on which the options are granted.

The authorization requires the express waiver by the shareholders, in favor of the grantees of subscription options, of their preferential subscription rights in respect of shares that are to be issued as and when options are exercised.

The Board of Directors sets the terms on which options are granted and the arrangements as regards the dividend entitlement of the shares.

Pursuant to this authorization, the Board of Directors granted 15,228,505 subscription options at the meeting of May 31, 2005.

See “Item 6. Directors, Senior Management and Employees – Compensation – Stock Options” for a description of our option plans currently in force

Warrants

Warrants (BSAs) refer to the two series of share subscription warrants (bons de souscription d’actions) issued by Aventis. Sanofi-aventis acquired the BSAs as part of its offer for 100% of the capital of Aventis. The warrants, having since lapsed, have been cancelled.

Changes in Share Capital in 2005

Date	Capital in euros	Premium in euros	Number of shares	Operations
December 31, 2004	2,822,808,634	11,625,772,966	1,411,404,317
January 1 – May 26, 2005	1,036,714	19,785,130	518,357	Capital increase by exercise of subscription options up to May 26, 2005
May 31, 2005	(32,468,770)	(779,899,855)	(16,234,385)	Reduction of capital by cancellation of our own shares
December 23, 2005	4,075,774	105,150,754	2,037,887	Capital increase reserved to employees
May 27 – December 31, 2005	7,160,786	176,048,337	3,580,393	Capital increase by exercise of subscription options since May 26, 2005
December 31, 2005	2,802,613,138	11,146,857,332	1,401,306,569

Changes in Share Capital between December 31, 2005 and February 23, 2006

Date	Capital in euros	Premium in euros	Number of shares	Operations
January 1 – 31, 2006	1,890,752	51,048,344	945,376	Capital increase by exercise of subscription options until January 31, 2006
February 23, 2006	(96,027,040)	(2,307,721,601)	(48,013,520)	Reduction of capital by cancellation of our own shares
February 23, 2006	2,708,476,850	8,890,184,075	1,354,238,425

Voting Rights

In general, each shareholder is entitled to one vote per share at any general shareholders’ meeting. However, our statuts provide that any fully paid-up shares that have been held in registered form under the name of the same shareholder for at least two years acquire double voting rights. As of December 31, 2005, there were 297,936,046 shares that were entitled to double voting rights, representing 21.3% of our total share capital, approximately 22.2% of our outstanding share capital that is held by holders other than us and our subsidiaries, and 36.3 % of the total voting rights of sanofi-aventis.

Double voting rights are not taken into account in determining whether a quorum exists.

Under the French Commercial Code, shares of a company held in treasury or by entities controlled by that company are not entitled to voting rights and do not count for quorum purposes.

Our statuts allow us to obtain from Euroclear France the name, nationality, address and number of shares held by holders of our securities that have, or may in the future have, voting rights. If we have reason to believe that a person on any list provided by Euroclear France holds securities on behalf of another person, our statuts allow us to request such information regarding beneficial ownership directly from such person. See “-Memorandum and Articles of Association—Form, Holding and Transfer of Shares” below.

Our statuts do not provide for cumulative voting rights.

Shareholders’ Agreement

The shareholders’ agreement entered into between Total (formerly Elf Aquitaine) and L’Oréal on April 9, 1999 was terminated in December 2, 2004 pursuant to an amendment dated November 24, 2003. For additional information regarding this shareholders’ agreement, see “Item 7 — Major Shareholders and Related Party Transactions”. We are not aware of any shareholder’s agreement currently in force.

Shareholders’ Meetings

General

In accordance with the French Commercial Code, there are three types of shareholders’ meetings: ordinary, extraordinary and special.

Ordinary general meetings of shareholders are required for matters such as:

•	electing, replacing and removing directors;

•	appointing independent auditors;

•	approving the annual financial statements;

•	declaring dividends or authorizing dividends to be paid in shares, provided the statuts contain a provision to that effect; and

•	approval of stock repurchase programs.

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

Annual Ordinary Meetings

The French Commercial Code requires the Board of Directors to convene an annual ordinary general meeting of shareholders for approval of the annual financial statements. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Commercial Court. The Board of Directors may also convene an ordinary or extraordinary general meeting of shareholders upon proper notice at any time during the year. If the Board of Directors fails to convene a shareholders’ meeting, our independent auditors may call the meeting. In case of bankruptcy, the liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. In addition, any of the following may request the court to appoint an agent for the purpose of calling a shareholders’ meeting:

•	one or several shareholders holding at least 5% of our share capital;

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our Company;

•	the workers’ council in cases of urgency; or

•	any interested party in cases of urgency.

Notice of Shareholders’ Meetings

We must announce general meetings at least 30 days in advance by means of a preliminary notice (avis de réunion), which is published in the Bulletin des Annonces Légales Obligatoires, or BALO. The preliminary notice must first be sent to the AMF. The AMF also recommends that, prior to or simultaneously with the publication of the preliminary notice, we publish a summary of the notice indicating the date and place of the meeting in a newspaper of national circulation in France. The preliminary notice must contain, among other things, the agenda, a draft of the resolutions to be submitted to the shareholders and the procedure for voting by mail.

At least 15 days prior to the date set for a first call, and at least six days prior to any second call, we must send a final notice (avis de convocation) containing the final agenda, the date, time and place of the meeting and other information for the meeting. Such final notice must be sent by mail to all registered shareholders who have held shares in registered form for more than one month prior to the date of the final notice and by registered mail, if shareholders have asked for it and paid the corresponding charges. The final notice must also be published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which our company is registered as well as in the BALO, with prior notice having been given to the AMF. If no shareholder has proposed any new resolutions to be submitted to the vote of the shareholders at the meeting and provided that the Board of Directors has not altered the draft resolutions included in the preliminary notice, we are not required to publish the final notice; publishing a preliminary notice that stipulates that it shall be deemed to be equivalent to a final notice will be deemed sufficient.

In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda. As an exception to this rule, shareholders may take action with respect to the dismissal of directors even though this action has not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors, for recommendation to the shareholders, within ten days of the publication of the preliminary notice in the BALO by:

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

Attendance in Person

Any shareholder may attend ordinary general meetings and extraordinary general meetings and exercise its voting rights subject to the conditions specified in the French Commercial Code and our statuts.

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

Quorum

The French Commercial Code requires that shareholders together holding at least 20% of the shares entitled to vote must be present in person, or vote by mail or by proxy, in order to fulfill the quorum requirement for:

•	an ordinary general meeting; and

•	an extraordinary general meeting where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

For any other extraordinary general meeting the quorum requirement is at least 25% of the shares entitled to vote, present in person, or voting by mail or by proxy.

For a special meeting of holders of a certain category of shares, the quorum requirement is one third of the shares entitled to vote in that category, present in person, or voting by mail or by proxy.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting or special meeting, the quorum requirement is 20% of the shares entitled to vote (or voting shares belonging to the relevant category for special meetings of holders of shares of such specific category), present in person or voting by mail or by proxy. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation or action by the shareholders may take place without a quorum.

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

Changes to Shareholders’ Rights

Under French law, a two-thirds majority vote at the extraordinary shareholders’ meeting is required to change our statuts, which set out the rights attaching to our shares.

The rights of a class of shareholders can be amended only after a special meeting of the class of shareholders affected has taken place. The voting requirements applicable to this type of special meeting are the same as those applicable to an extraordinary general meeting. The quorum requirements for a special meeting are one third of the voting shares, or 20% upon resumption of an adjourned meeting.

A unanimous shareholder vote is required to increase liabilities of shareholders.

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

Legal Reserve

The French Commercial Code requires us to allocate 5% of our unconsolidated statutory net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate par value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. At December 31, 2005, our legal reserve was €282,280,863 representing 10.1% of the aggregate par value of our issued and outstanding share capital as of that date. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

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

Changes in Share Capital

Increases in Share Capital

As provided by the French Commercial Code, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following the recommendation of our Board of Directors. Increases in our share capital may be effected by:

•	issuing additional shares;

•	increasing the par value of existing shares;

•	creating a new class of equity securities; or

•	exercise of rights attached to securities giving access to the share capital.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	in consideration for cash;

•	in consideration for assets contributed in kind;

•	through an exchange offer;

•	by conversion of debt securities previously issued;

•	by capitalization of profits, reserves or share premiums; or

•	subject to various conditions, in satisfaction of debt incurred by our Company.

Decisions to increase the share capital through the capitalization of reserves, profits and-or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the par value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting acting under the regular quorum and majority requirements for such meetings. See “Quorum” and “Votes Required for Shareholder Action” above.

Since the entry into force of order 2004-604 of June 24, 2004, the shareholders may delegate to our Board of Directors either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital. Our Board of Directors may further delegate this power to our chief executive officer or, subject to our chief executive officer’s approval, to his delegates (directeurs généraux délégués).

On May 31, 2005, our shareholders approved different resolutions delegating to the Board of Directors the authority to increase the our share capital through the issuance of shares or securities giving access to the share capital, subject to an overall cap set at €1.6 billion. This cap applies to all the resolutions whereby the extraordinary shareholders’ meeting delegated to the Board of Directors the authority to increase the share capital, it being also specified that:

-	the maximum aggregate par value amount of capital increases that may be carried out with preferential subscription rights maintained was set at €1.4 billion;

-	the maximum aggregate par value amount of capital increases that may be carried out without preferential subscription rights was set at €840 million;

-	the maximum aggregate par value amount of capital increases that may be carried out by capitalization of share premiums, reserves, profits or other items was set at €500 million; and

-	capital increases resulting in the issuance of securities to employees, early retirees or retirees under the our employee savings plans are limited to 2% of the share capital as computed on the date of the Board’s decision, and such issuances may be made at a discount of 20% (or 30% if certain French law restrictions on resales were to apply);

On May 31, 2005, our shareholders also approved resolutions delegating to the Board of Directors the authority to increase the share capital by granting options or free shares to our employees and/or corporate officers, subject to the overall cap mentioned above and under the following terms and conditions:

-	authorization, for a period of 26 months, to grant options to purchase or to subscribe for our shares to employees and/or corporate officers; such options may not give entitlement to a total number of shares exceeding 2.5% of the share capital as computed on the day of the Board’s decision; See “Stock Options and Warrants” above;

-	authorization, for a period of 38 months, to grant existing or new shares free of consideration to employees and/or corporate officers, up to a limit of 1% of the share capital as computed on the day of the Board’s decision.

The authorizations granted by the shareholders’ meeting on May 31, 2005 have been used to date as follows:

-	15,228,505 subscription options were granted by the Board of Directors at the meeting of May 31, 2005, and,

-	2,037,887 ordinary shares, resulting in an increase of capital of €4,075,774, were subscribed by our employees further to the decision of the Board of Directors of November 7, 2005 to carry out an increase of capital reserved for employees.

Decreases in Share Capital

According to the French Commercial Code, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. The share capital may be reduced either by decreasing the par value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

In addition, specific rules exist to permit the cancellation of treasury shares, by which the shareholders’ meeting may authorize the cancellation of up to 10% of a company’s share capital per 24 month period. On May 31, 2005, our shareholders delegated the right to our Board of Directors to reduce our share capital by canceling our own shares.

The Board of Directors meeting held on May 31, 2005 used this authorization and cancelled 16,234,385 ordinary shares, resulting in a decrease in share capital of €32,468,770.

The Board of Directors meeting held on February 23, 2006 cancelled 48,013,520 treasury shares, resulting in a further decrease in share capital of €96,027,040.

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

The shareholders may decide at extraordinary general meetings to give the existing shareholders a non-transferable priority right to subscribe to the new securities, for a limited period of time.

In the event of a capital increase without preferential subscription rights to existing shareholders, French law requires that the capital increase be made at a price equal to or exceeding the weighted average market prices of the shares for the last three trading days on the Eurolist market of Euronext Paris prior to the determination of the subscription price of the capital increase that is below 5%.

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

Shares held by persons who are not domiciled in France may be registered in the name of intermediaries who act on behalf of one or more investors. When shares are so held, we are entitled to request from such intermediaries the names of the investors. Also, we may request any legal person (personne morale) who holds more than 2.5% of our shares or voting rights, to disclose the name of any person who owns, directly or indirectly, more than one third of its share capital or of its voting rights. A person not providing the complete requested information in time, or who provides incomplete or false information, will be deprived of its voting rights at shareholders’ meetings and will have its payment of dividends withheld until it has provided the requested information in strict compliance with French law. If such person acted willfully, the person may be deprived by a French court of either its voting rights or its dividends or both for a period of up to five years.

Transfer of Shares

Our statuts do not contain any restrictions relating to the transfer of shares.

Registered shares must be converted into bearer form before being transferred on the Eurolist of Euronext on the shareholders’ behalf and, accordingly, must be registered in an account maintained by an accredited financial intermediary on the shareholders’ behalf. A shareholder may initiate a transfer by giving instructions to the relevant accredited financial intermediary. For dealings on the Eurolist market of Euronext Paris, a tax assessed on the price at which the securities were traded, or impôt sur les opérations de bourse, is payable at the rate of 0.3% on transactions of up to €153,000 and at a rate of 0.15% thereafter. This tax is subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France unless a transfer instrument has been executed in France.

Redemption of Shares

Under French law, our Board of Directors is entitled to redeem a set number of shares as authorized by the extraordinary shareholders’ meeting. In the case of such an authorization, the shares redeemed must be cancelled within one month after the end of the offer to purchase such shares from shareholders. However, shares redeemed on the open market need not be cancelled if the company redeeming the shares grants options on or awards those shares to its employees within one year of the acquisition. See also “Trading in Our Own Shares” below.

Sinking Fund Provisions.

Our statuts do not provide for any sinking fund provisions.

Liability to Further Capital Calls

Shareholders are liable for corporate liabilities only up to the par value of the shares they hold.

Liquidation Rights

If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will first be distributed to repay in full the par value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the par value of their shareholdings.

Requirements for Holdings Exceeding Certain Percentages

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 15% 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the outstanding shares or voting rights of a listed company in France, such as our Company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company, within five trading days of the date it crosses the threshold, of the number of shares it holds and their voting rights. The individual or entity must also notify the AMF within five trading days of the date it crosses the threshold. The AMF makes the notice public.

French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company and the AMF within ten trading days of the date they cross the threshold. In the report, the acquirer must specify if it acts alone or in concert with others and specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the Board of Directors. The AMF makes the report public. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholding. Upon any change of intention, it must file a new report.

In order to permit holders to give the required notice, we must publish in the BALO, no later than 15 calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding. In both cases, we must also provide the AMF with a written notice setting forth the number of voting rights outstanding. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was last updated.

If any proprietary owner fails to comply with the legal notification requirement, the shares in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the AMF, and may be subject to criminal fines.

Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or entity, acting alone or in concert, that crosses the threshold of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the shares and securities giving access to the share capital or voting rights of such company. In addition, our statuts provide that any person or entity, acting alone or in concert with others, who becomes the owner of 1% of our share capital or our voting rights must notify us by certified mail, return receipt requested, within five trading days of the total number of shares and securities giving access to the share capital and voting rights that such person then owns. The same provisions of our statuts apply to each increase or decrease in excess of 1%. Any person or entity that fails to comply with such notification requirements, will, upon the request of one or more shareholders holding at least 5% of our share capital or of our voting rights made at the general shareholders’ meeting, be deprived of voting rights with respect to the shares in excess of the relevant threshold for all shareholders’ meetings until the end of a two-year period following the date on which such person or entity complies with the notification requirements.

Change in Control/Anti-takeover

There are no provisions in our statuts that would have the effect of delaying, deferring or preventing a change in control of our Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company or any of our subsidiaries. Further, there are no provisions in our statuts that allow for the issuance of preferred stock upon the occurrence of a takeover attempt or the addition of other “anti-takeover” measures without a shareholder vote.

Our statuts do not include any provisions discriminating against any existing or prospective holder of our securities as a result of such shareholder owning a substantial number of shares.

Trading in Our Own Shares

Under French law, sanofi-aventis may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, acquire up to 10% of our share capital within a maximum period of 18 months, provided our shares are listed on a regulated market. Prior to acquiring our shares for this purpose, we must publish a description of the share repurchase program (descriptif du programme) (the requirement to file a specific prospectus no longer applies since the entry into force of French Law n°2005-842 of July 26, 2005).

We may not cancel more than 10% of our outstanding share capital over any 24-month period. Our repurchase of shares must not result in our Company holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital. We must hold any shares that we repurchase in registered form. These shares must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preferential subscription rights attached to them.

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

On May 31, 2005, our shareholders approved a resolution authorizing us to repurchase up to 10% of our shares over an 18-month period. Under this authorization, the purchase price for each sanofi-aventis ordinary share may not be greater than €90.00 and the maximum amount that sanofi-aventis may pay for the repurchases is €12,702,638,853. A prospectus (note d’information) describing this share buy-back program as adopted by the Board of Directors on May 31, 2005 was granted visa n° 05-382 by the AMF on May 12, 2005.

At our next shareholders’ meeting, scheduled for May 31, 2006, we plan to ask our shareholders to renew the authorization to repurchase up to 10% of our share capital for an additional 18-month period. Under the proposed resolution, the purchase price for any such shares may not be greater than €100.00 per share and the maximum amount that sanofi-aventis may pay for the repurchases is €14,013,065,700. As mentioned above, the implementation of this new share repurchase program will be subject to our publishing a description thereof (although the filing of a prospectus is no longer necessary) and subject to the regime described below.

Purposes of Share Repurchase Programs

European regulation n°2273/2003, dated December 22, 2003 (which we refer to in this section as the “Regulation”), in application of European directive 2003/6/CE, dated January 28, 2003, known as the “Market Abuse Directive” (the “Directive”) relating to share repurchase programs and the stabilization of financial instruments, came into effect on October 13, 2004.

The entry into force of the Regulation has resulted in changes in the manner in which share repurchase programs are implemented. Under the Regulation, an issuer will benefit from a safe harbor for share transactions that comply with certain conditions relating in particular to the pricing, volume and timing of transactions (see below) and that are made in connection with a share repurchase program the purpose of which is:

•	to reduce the share capital through the cancellation of treasury shares; and/or

•	to meet obligations arising from debt financial instruments exchangeable into equity instruments and/or the implementation of employee share option programs or other employee share allocation plans.

Transactions that are carried out for other purposes than those mentioned above do not qualify for the safe harbor. However, as permitted by the Directive, which provides for the continuation of existing practices that do not constitute market manipulation and that conform with certain criteria set forth in European directive 2004/72, dated April 29, 2004, the AMF published exceptions on March 22, 2005 to permit the following existing market practices:

•	transactions pursuant to a liquidity agreement entered into with a financial services intermediary that complies with the ethics guidelines (charte de déontologie) approved by the AMF; and

•	the purchase of shares that are subsequently used as acquisition currency in a business combination transaction.

The AMF confirmed that all transactions directed at maintaining the liquidity of an issuer’s shares must be conducted pursuant to a liquidity agreement with a financial services intermediary acting independently.

Pricing, Volume and Other Restrictions

In order to qualify for the safe harbor, the issuer must generally comply with the following pricing and volume restrictions:

•	a share purchase must not be made at a price higher than the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out;

•	subject to certain exceptions for illiquid securities, the issuer must not purchase more than 25% of the average daily volume of the shares in any one day on the regulated market on which the purchase is carried out. The average daily volume figure must be based on the average daily volume traded in the month preceding the month of public disclosure of the share repurchase program and fixed on that basis for the authorized period of that program. If the program does not make reference to this volume, the average daily volume figure must be based on the average daily volume traded in the 20 trading days preceding the date of purchase.

In addition, an issuer must not:

•	resell the shares acquired pursuant to the repurchase program (without prejudice to the right of the issuer to meet its obligations under employee share option programs or other employee share allocation plans or to use shares as acquisition currency as mentioned above); it being further specified that such prohibition is not applicable if the share repurchase program is implemented by a financial services intermediary pursuant to a liquidity agreement as mentioned above;

•	effect any transaction during a “blackout period” imposed by the applicable law of the Member State in which the transaction occurs (i.e., under French law, during the period between the date on which the company is aware of insider information and the date on which such information is made public and during the 15 day period preceding the date of publication of annual and interim financial statements), without prejudice to transactions carried out pursuant to a liquidity agreement as mentioned above; or

•	effect any transaction in securities with respect to which the issuer has decided to defer disclosure of any material, non-public information.

Allocation of Shares Purchased Prior to October 13, 2004 and Further Re-allocations

In accordance with the AMF Regulation, the Board of Directors allocated on May 12, 2005 as follows:

-	Of the 75,466,138 treasury shares owned as of March 31, 2005 and acquired prior to October 13, 2004, representing 5.35% of the sanofi-aventis share capital:

•	0.8% of the share capital was allocated to existing stock option plans;
•	1.15% of the share capital was allocated to future stock option plans; and
•	the balance, 3.4% of the share capital, was allocated to acquisitions.

-	Of the 1,067,090 treasury shares indirectly owned as of March 31, 2005:

•	the 360,669 shares owned by Aventis Inc. were allocated to existing stock option plans;
•	the 706,421 shares owned by Hoechst AG were allocated to existing stock option plans.

At its meeting of May 31, 2005, held after the Annual General Meeting, the Board of Directors decided that the 16,234,385 treasury shares initially allocated to future stock option plans would be reallocated as being held with a view to cancellation. These 16,234,385 shares were canceled at that same Board meeting.

At its meeting of February 23, 2006, the Board of Directors decided that the 48,013,520 treasury shares which were initially allocated to acquisitions would be reallocated as being held with a view to cancellation. The same Board meeting also decided to cancel these 48,013,520 shares.

As regards shares repurchased after October 13, 2004, issuers must immediately allocate the repurchased shares to one of the purposes provided for in the Regulation and must not subsequently use the shares for a different purpose. As an exception to the foregoing, shares repurchased with a view to covering stock option plans may, if no longer needed, be re-allocated for cancellation or sold in compliance with AMF requirements relating in particular to blackout periods. Shares repurchased in connection with one of the market practices authorized by the AMF (see above) may also be re-allocated to one of the purposes contemplated by the Regulation or sold in compliance with AMF requirements.

Shares repurchased with a view to their cancellation must be cancelled within 24 months following their acquisition.

Reporting obligations

Pursuant to the AMF Regulation and the French Commercial Code, issuers trading in their own shares are subject to the following reporting obligations:

•	Issuers must report all transactions in their own shares publicly within seven trading days of the transaction in a prescribed format, unless such transactions are carried out pursuant to a liquidity agreement that complies with the ethics guidelines approved by the AMF (in which case information on the implementation of the liquidity agreement must be made on a quarterly basis);

•	Issuers must declare to the AMF on a monthly basis all transactions completed under the share repurchase program; and

•	Issuers must provide detailed information relating to the implementation of the share repurchase program in the form of a special report submitted to the next annual general shareholders’ meeting.

Ownership of Shares by Non-French Persons

The French Commercial Code and our statuts currently do not limit the right of non-residents of France or non-French persons to own or, where applicable, to vote our securities. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our Company. Under existing administrative rulings, ownership of 33 1/3% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances depending upon factors such as:

•	the acquiring party’s intentions;

•	the acquiring party’s ability to elect directors; or

•	financial reliance by the company on the acquiring party.

Enforceability of Civil Liabilities

We are a limited liability company (société anonyme) organized under the laws of France, and most of our directors and officers reside outside the United States. In addition, a substantial portion of our assets is located in France. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in France, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws. Actions for enforcement of foreign judgments against such persons would require such persons who are of French nationality to waive their right under Article 15 of the French Civil Code to be sued only in France. We believe that no such French persons have waived such right with respect to actions predicated solely upon U.S. federal securities laws. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 26, 1968, as amended, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions. Additionally, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France.

C. Material Contracts

In connection with our offers to acquire Aventis, we entered into a credit facility agreement dated April 24, 2004, permitting borrowing in the amount of up to €16 billion, which was used mainly to finance the cash consideration to be paid to holders of Aventis securities pursuant to the offer and which was also authorized for use to refinance certain debt of Aventis and its subsidiaries. This facility was, subject to certain conditions, entirely underwritten by BNP Paribas and an affiliate of Merrill Lynch & Co.

The credit facility agreement provided that the credit facility was to be divided into a €5 billion term loan facility (“Tranche A”) with a final maturity date of January 24, 2005 (which was able to be extended in two six-month increments), a €5.5 billion term loan facility (“Tranche B”) with a final maturity date of January 25, 2007, and a €5.5 billion revolving loan facility (“Tranche C”) with a final maturity date of January 25, 2009. Except as noted above, each tranche was required to be repaid in its entirety on its final maturity date. In 2005, Tranche A and Tranche B were repaid in full and €4.5 billion of the credit available under Tranche C has been cancelled and replaced with other credit lines. For a description of amounts outstanding under this existing credit-lines at year-end 2005, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Consolidated Balance Sheet and Debt” and Note D.17 to the consolidated financial statements, included herein at Item 18. The credit facility agreement has been included as Exhibit 2.6 of this annual report.

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

E. Taxation

General

The following generally summarizes the material French and U.S. federal income tax consequences to U.S. holders (as defined below) of owning and disposing of our ADSs, ordinary shares, PSSAs and PSSA-ADSs, (collectively the “Securities”). This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of our ordinary shares, ADSs, PSSAs or PSSA-ADSs.

This summary does not constitute legal or tax advice. Holders should consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of Securities in light of their particular circumstances, including the effect of any state, local or other national laws.

The statements of French and U.S. federal income tax laws set forth below are based on the laws (including, for U.S. federal income tax purposes, the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Regulations promulgated there under and administrative and judicial interpretations thereof) in force as of the date of this annual report and are subject to any changes in applicable French or U.S. tax laws or in the double taxation conventions or treaties between France and the United States, occurring after that date. In this regard, we refer to the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the “Treaty”), which entered into force on December 30, 1995, and the tax regulations issued by the French tax authorities (the “Regulations”).

For the purposes of this discussion, a U.S. holder is a beneficial owner of Securities (a) who owns (directly, indirectly or by attribution) less than 5% of the voting stock or 10% of the outstanding share capital of sanofi-aventis; (b) who is (i) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (ii) a U.S. domestic corporation or certain other entities created or organized in or under the laws of the United States or any state thereof, or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the Securities; (c) who holds the Securities as capital assets; (d) whose functional currency is the U.S. dollar; (e) whose ownership of the Securities is not effectively connected to a permanent establishment or a fixed base in France; and (f) who is entitled to the benefit of the Treaty under the “Limitation on Benefits” provision contained in the Treaty.

If a partnership holds Securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. holder is a partner in a partnership that holds Securities, the holder is urged to consult its own tax adviser regarding the specific tax consequences of owning and disposing of its Securities.

This discussion is intended only as a general summary and does not purport to be a complete analysis or listing of all potential tax effects of the ownership or disposition of the Securities to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. Certain holders (including, but not limited to, U.S. expatriates, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the Securities pursuant to the exercise of employee stock options or otherwise as compensation, dealers in securities or currencies, persons that elect mark-to-market treatment and persons holding Securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below. Holders of Securities are advised to consult their own tax advisers with regard to the application of French tax law and U.S. federal income tax law to their particular situations, as well as any tax consequences arising under the laws of any state, local or other foreign jurisdiction.

French Taxes

New Tax Distribution Regime

Holders of Securities should be aware that the French Finance Bill for 2004 (No. 2003-1311 dated December 30, 2003) provided for the suppression of the avoir fiscal and the précompte with respect to dividends paid on or after January 1, 2005. However, non-individual shareholders were already no longer entitled to use the avoir fiscal as of on January 1, 2005.

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

Wealth Tax

The French wealth tax impôt de solidarité sur la fortune does not generally apply to the Securities if the holder is a U.S. resident, as defined pursuant to the provisions of the Treaty.

U.S. taxes

U.S. Status Owner

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

ADSs-Ordinary Shares

French Taxes

Taxation of Dividends

As a result of both the reform implemented by the French Finance Bill for 2004 and the Finance Bill for 2006 (No. 2005-1719 dated December 30, 2005), French resident individuals will only be taxed on 60% of dividends received and, in addition to the annual allowance of €3,050 for couples subject to joint taxation and €1,525 for single persons, widowers or divorced persons which is already applicable, will be entitled to a tax credit equal to 50% of all dividends received within one year (the “Tax Credit”). The Tax Credit is capped for all dividends received within one year at €230 for married couples and members of a union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorced or married persons subject to separate taxation.

Qualifying non-residents who were previously entitled to a refund of the avoir fiscal may benefit, under the same conditions as for the avoir fiscal, from a refund of the Tax Credit (net of applicable withholding tax).

The French tax authorities have not yet issued any guidance with regard to the applicable procedures to obtain a refund of the Tax Credit to non-residents.

Under French law, dividends paid by a French corporation, such as sanofi-aventis, to non-residents of France are generally subject to French withholding tax at a rate of 25%. Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. holder whose ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. holder has in France is reduced to 15% and a U.S. holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rate of 15%, if any. In general, an eligible U.S. holder is a U.S. holder whose ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or fixed base in France, and who is (i) an individual or other non-corporate person who is a U.S. resident, as defined pursuant to the provisions of the Treaty; (ii) a U.S. domestic corporation (other than a “regulated investment company”); (iii) a U.S. domestic corporation which is a “regulated investment company,” but only if less than 20% of its shares are beneficially owned by persons who are neither citizens nor residents of the United States; (iv) certain U.S. Pension Funds and Other Tax Exempt Entities (as defined below); or (v) a partnership or trust that is treated as a U.S. resident for purposes of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify under clause (i) or (ii) above.

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

Dividends paid to an eligible U.S. holder are immediately subject to the reduced rate of 15%, provided that such holder establishes before the date of payment that is a U.S. resident under the Treaty by completing and providing the depositary with a simplified certificate (the “Certificate”) in accordance with the French tax guidelines (4J-1-05 released on February 25, 2005). Dividends paid to a U.S. holder that has not filed the Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25% and then reduced at a later date to 15%, provided that such holder duly completes and provides the French tax authorities with the relevant Form described in the tax guidelines described above (the “Form”) before December 31 of the second calendar year following the year during which the dividend is paid. U.S. Pension Funds and Other Tax-Exempt Entities are subject to the same general filing requirements as the U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

The Certificate and the Form, together with instructions, will be provided by the depositary to all U.S. holders registered with the depositary and is also available from the U.S. Internal Revenue Service. The depositary will arrange for the filing with the French Tax authorities of all certificates properly completed and executed by U.S. holders of ordinary shares or ADSs and returned to the depositary in sufficient time that they may be filed with the French tax authorities before the distribution so as to obtain immediately a reduced withholding tax rate.

The withholding tax refund, if any, ordinarily is paid within 12 months of filing the applicable French Treasury Form, but not before January 15 of the year following the calendar year in which the related dividend is paid.

Tax on Sale or Other Disposition

In general, under the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the redemption, sale or exchange of ordinary shares or ADSs unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. Special rules apply to individuals who are residents of more than one country.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a U.S. holder that is an individual prior to January 1, 2009 with respect to the ADSs or our ordinary shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ordinary shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). The Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe sanofi-aventis was not a PFIC for U.S. federal income tax purposes with respect to its 2005 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate that sanofi-aventis will become a PFIC for its 2006 taxable year.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or ordinary shares and intermediaries through whom such Securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ordinary shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions out of earnings and profits with respect to the ADSs or ordinary shares generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” (or, in the case of certain U.S. holders, “financial services”) income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, French income tax withheld in connection with any distribution with respect to the ADSs or ordinary shares may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively such French withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of certain arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own tax advisers concerning the implications of these rules in light of their particular circumstances.

To the extent that an amount received by a U.S. holder exceeds the allocable share of our current and accumulated earnings and profits, such excess will be applied, first to reduce such U.S. holder’s tax basis in its ordinary shares or ADSs and then, to the extent it exceeds the U.S. holder’s tax basis, it will constitute capital gain from a deemed sale or exchange of such ordinary shares or ADSs. No dividends received deduction will be allowed with respect to dividends paid by sanofi-aventis. If the U.S. holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates (currently a maximum of 15%) if specified minimum holding periods are met.

The amount of any distribution or Tax Credit paid in euro will be equal to the U.S. dollar value of the euro amount distributed calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. holder of ordinary shares regardless of whether the payment is in fact converted into U.S. dollars or, on the date of receipt by the depositary, in the case of ADSs. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any euros received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

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

Participating Shares Series “A” (PSSAs) and PSSA-ADSs

French Taxes

Taxation of Annual Payments and Any Reorganization Payment

Under French law, no French withholding tax is imposed on Annual Payments or any Reorganization Payment on the Participating Shares Series “A” (PSSAs). Pursuant to Article 131 quater of the French General Tax Code, the withholding tax exemption on Annual Payments is not subject to any filing requirement because the PSSAs have been offered exclusively outside France. In the event that French law should change and a French withholding tax becomes applicable to the Annual Payments, (i) sanofi-aventis or an affiliate shall be obligated, to the extent it may lawfully do so, to gross up such payments (with certain exceptions relating to the holder’s connection with France, failure to claim an exemption or failure to present timely such shares for payment) so that, after the payment of such withholding tax, the holder will receive an amount equal to the amount which the holder would have received had there been no withholding or (ii) sanofi-aventis may redeem the PSSAs.

Taxation of Redemption

In general, under the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the redemption, sale or exchange of PSSAs or PSSA-ADSs. Special rules apply to individuals who are residents of more than one country.

U.S. Taxes

Taxation of Annual Payments

For U.S. federal income tax purposes, the gross amount of the annual payments paid to U.S. holders entitled thereto, will be treated as ordinary dividend income (in an amount equal to the cash or fair market value of the property received) to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends principally will be foreign source income, and generally will be treated separately, together with other items of “passive” or “financial services” income, as the case may be, for foreign tax credit purposes. No dividends received deduction will be allowed with respect to dividends paid by sanofi-aventis.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a U.S. holder that is an individual prior to January 1, 2009 with respect to the PSSAs or PSSA-ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the PSSAs or PSSA-ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes with respect to our 2005 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate that we will become a PFIC for our 2006 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of PSSAs or PSSA-ADSs and intermediaries though whom such Securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of PSSAs and PSSA-ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

To the extent that an amount received by a U.S. holder exceeds the allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. holder’s tax basis in its PSSAs or PSSA-ADSs and then, to the extent it exceeds the U.S. holder’s tax basis, it will constitute gain from a deemed sale or exchange of such PSSAs or PSSA-ADSs. The amount of any distribution paid in euros will be equal to the U.S. dollar value of the distributed euro, calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. holder of PSSAs, regardless of whether the payment is in fact converted into U.S. dollars, or, on the date of receipt by the depositary, in the case of PSSA-ADSs. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any euros received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

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

If, however, a U.S. holder’s PSSAs or PSSA-ADSs are redeemed and it has a direct or indirect stock interest in sanofi-aventis after such redemption, then amounts received in a redemption could, under applicable U.S. tax rules, be treated as a distribution taxable as a dividend that is measured by the full amount of cash received by such U.S. holder (to the extent of the current and accumulated earnings and profits of sanofi-aventis, as described above in “Taxation of Annual Payments”. U.S. holders should consult their own tax advisers as to the application of these rules to any such redemption.

F. Dividends and Paying Agents

N/A

G. Statement by Experts

N/A

H. Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file reports, including annual report on Form 20-F, and other information with the U.S. Securities and Exchange Commission by electronic means. Our public filings are available to the public over the Internet at the Commission’s Website at http://www.sec.gov.

I. Subsidiary Information

N/A

Item 11. Quantitative and Qualitative Disclosures about Market Risk

General Policy

Liquidity risk, foreign exchange risk and interest rate risk are managed centrally by our dedicated treasury team. Where it is not possible to manage these risks centrally, in particular due to regulatory restrictions (such as foreign exchange controls) or local tax restrictions, credit facilities and/or currency lines guaranteed by the parent company are contracted by our subsidiaries locally with banks, under the supervision of the central treasury team.

Our interest rate and currency hedging strategies are reviewed monthly by the Group Finance Department.

Our policy on currency and interest rate risk derivatives prohibits speculative exposure.

Counterparty Risk

Our currency and interest rate hedges, and the investment of surplus cash, are contracted with leading banks. As of December 31, 2005, no single counterparty represented more than 20% of our currency or interest rate positions.

No bank accounted for more than 8.5% of our undrawn credit facilities as of December 31, 2005.

Liquidity Risk

We operate a centralized treasury platform under which all surplus cash and financing needs of our subsidiaries are invested with or funded by the parent company (where permitted by local legislation), on an arm’s-length basis. The central treasury department manages the Group’s current and projected net debt position, and ensures that the Group is able to meet its financial commitments by maintaining sufficient cash and confirmed credit facilities for the size of our operations and the maturity of our debt:

•	As of December 31, 2005, cash and equivalents amounted to €1,249 million. The Group has €9.0 billion of undrawn confirmed credit facilities that are not allocated to outstanding commercial paper drawdowns, of which €1.5 billion expires in 2012, €5.5 billion in 2010 and €2.0 billion in 2007.

•	The renegotiation of our credit facilities in the first half of 2005 enabled us to secure better terms (lower commitment fees, lower credit spreads in the event of drawdown), extend the maturity of our debt, and retire debt containing financial covenant clauses.

Our policy is to diversify and optimize our sources of funding by public or private issues of debt securities, in particular under our Euro Medium Term Notes program, by issuance of commercial paper in France and the

United States. Short-term commercial paper programs (euro-denominated commercial paper and U.S. dollar-denominated commercial paper swapped into euro) are used on a recurring basis to meet our short-term financing needs, because of their attractive cost and liquidity profile; drawdowns under these programs are renewed for periods of between one and three months. The commercial paper programs are backed by confirmed credit facilities (expiring in 2006 and 2007) totaling €6.3 billion, so that the Group can continue to access financing if raising funds via commercial paper is no longer possible. As of December 31, 2005, total amounts outstanding under our short-term commercial paper programs were €4.3 billion (see Note D.17 to the consolidated financial statements).

Interest Rate Risk

Our interest rate risk exposure arises from the fact most of our debt is floating-rate (credit facilities, commercial paper and floating rate notes), denominated predominantly in euro. To limit our risk and optimize the cost of our short-term and medium-term debt, we use interest rate swaps, cross-currency swaps, and interest rate options (purchases of caps, or combined purchases of caps and sales of floors) to alter the structure of our debt.

As of December 31, 2005, 70% of consolidated net debt was floating-rate and 30% fixed-rate before taking account of interest rate derivatives. Once derivatives are taken into account, 18% is floating-rate and 49% fixed-rate (counting only those options that were in the money at the balance sheet date); a further 33% is protected against significant interest rate rises by means of caps. For additional information, see Note D.17 to the consolidated statements. Overall, we consider that our sensitivity to interest rate fluctuations is low:

Change in 3-month Euribor	Impact on pre-tax net income (€ million)
+100 bp	-37
+25 bp	-10
-25 bp	+8
-100 bp	+31

Foreign Exchange Risk

a) Operational Foreign Exchange Risk

A substantial proportion of our net sales is generated in countries where the euro, which is our reporting currency, is not the functional currency. Consequently, our operating income may be materially affected by fluctuations in the exchange rate between the euro and other currencies, primarily the U.S. dollar and the Japanese yen, and to a lesser extent the pound sterling and some emerging-market currencies. In 2005, for example, 35.0% of our consolidated net sales were generated in the United States. Although we also incur expenditure in the United States, the impact of this expenditure is not enough wholly to offset the impact of exchange rates on net sales. Consequently, exchange rate movements affect our net income.

We therefore operate a foreign exchange risk hedging policy to reduce the exposure of our operating income to exchange rate movements. This policy involves regular assessments of our worldwide foreign currency exposure, based on budget estimates of foreign-currency transactions to be carried out by the parent company and its subsidiaries. These transactions mainly comprise sales, purchases, research costs, co-marketing and co-promotion expenses, and royalties. To reduce the exposure of these transactions to exchange rate movements, we contract currency hedges using liquid financial instruments such as forward purchases and sales of currency, call and put options, and combinations of currency options (collars).

The table below shows operational currency hedging derivatives in place as of December 31, 2005, with the notional amount translated into euro at the relevant closing exchange rate. See also Note D.20 to the consolidated financial statements for the accounting classification of these instruments as of December 31, 2005.

Operational foreign exchange derivatives

	as of December 31, 2005(1)
€ million	Notional amount	Fair value
Forward currency sales	1,831	-19
of which: U.S. dollar	1,291	-12
Singapore dollar	75	-1
Australian dollar	75	-1
Mexican peso	69	-2
Polish zloty	63	-2
Turkish lira	63	-1
Japanese yen	59	1

Forward currency purchases	181	2
of which: Swiss franc	50	0
Canadian dollar	45	1

Put options purchased	401	7
of which: U.S. dollar	339	6

Call options written	639	-14
of which: U.S. dollar	519	-10

Total	3,052	-24

(1)	As of December 31st, 2004, the notional amount of forward currency sales was €2,638 million with a fair value of €145 million (including forward sales of U.S. dollars of a notional amount of €1,798 million with a fair value of €134 million). As of December 31st, 2004, the notional amount of forward currency purchases was €1,482 million with a fair value of - €20 million (including forward purchases of U.S. dollars of a notional amount of €970 million with a fair value of - €17 million). In addition, as of December 31st, 2004, the Group portfolio also included purchased put options of a notional amount of €638 millions (with a fair value of €41 million), purchased call options of a notional amount of €94 million (with a fair value of €2 million), written put options of a notional amount of €105 million (with a fair value of - €1 million) and written call options in a notional amount of €756 million (with a fair value of - €5 million).

As of December 31, 2005, none of these instruments had an expiry date after December 31, 2006.

These positions are designed to hedge all material future foreign-currency cash flows arising after the balance sheet date in relation to transactions carried out during the year ended December 31, 2005 and recognized in the balance sheet as of that date. Gains and losses on hedging derivatives (forward contracts) have been and will continue to be recognized and calculated in parallel with the recognition of gains and losses on the hedged items.

In addition, these positions (forward contracts and currency options) hedge forecast foreign-currency cash flows relating to commercial transactions to be carried out in 2006. The total nominal amount of positions under forward contracts and currency options (based on options in the money as of December 31, 2005) relating to the U.S. dollar, a currency to which our results are particularly sensitive, amounted to $1,200 million as of December 31, 2005 (equivalent to approximately one-quarter of our forecast transactions in U.S. dollars for 2006), at an average hedged rate of $1.20 to the euro. If the actual rate applicable to these transactions in 2006 were to be $1.25 to the euro, these positions would have a favorable impact of approximately €40 million on consolidated pre-tax net income. If the actual exchange rate applicable in 2006 were to be $1.15 to the euro, these positions would have a negative impact of approximately €43 million on consolidated pre-tax net income.

Certain of our foreign exchange rate derivatives entered into to manage operational risks are not eligible for hedge accounting under IFRS. For a detailed breakdown as of December 31, 2005 and 2004 see Note D.20.1(b) to the consolidated Financial Statements.

b) Financial Foreign Exchange Risk

Some of our financing activities, such our U.S. commercial paper issues (equivalent value of €1,535 million as of December 31, 2005) and the cash pooling arrangements for foreign subsidiaries outside the euro zone, expose certain entities – especially the sanofi-aventis parent company – to financial foreign exchange risk (i.e., the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower). The net foreign exchange exposure for each currency and entity is hedged by firm financial instruments (usually currency swaps).

The table below shows financial currency hedging instruments in place as of December 31, 2005, calculated using exchange rates prevailing as of that date.

Financial foreign exchange derivatives as of December 31, 2005

	As of December 31, 2005(1)
€ million	Notional amount	Fair value
Forward currency purchases	4,763	24
of which: U.S. dollar	4,071	18
Pound sterling	170	0
Mexican peso	130	-1
Singapore dollar	120	1
Swiss franc	85	0

Forward currency sales	1,032	211
of which: U.S. dollar	885	211

Total	5,795	235

(1)	As of December 31st, 2004, the notional amount of forward currency purchases was €4,302 million with a fair value of -€71 million (including forward purchases of U.S. dollar of a notional amount of €3,533 million with a fair value of -€66 million). As of December 31st, 2004, the notional amount of forward currency sales was €2,052 million with a fair value of €315 million (including forward sales of U.S. dollar of a notional amount of €1,744 million with a fair value of €316 million).

As of December 31, 2005, none of these instruments had an expiry date after December 31, 2006, with the exception of U.S. dollar forward currency sales (expiring 2007).

We may also hedge some future foreign-currency investment or divestment cash flows.

c) Other foreign exchange risks

A significant proportion of consolidated net assets is denominated in U.S. dollars. For a breakdown of net assets see Note D.35.2 to the consolidated financial statement. As a result, any fluctuation in the U.S. dollar against the euro affects consolidated shareholders’ equity as expressed in euros. As of December 31, 2005, we had no derivative instruments in place to limit the effect of such fluctuations.

Stock market risk

It is our policy not to trade on the stock market for speculative purposes.

In connection with asset divestments, we retain some exposure to fluctuations in the value of listed securities, principally CSL and Rhodia (see Note D.20.2 to the consolidated financial statements).

Item 12. Descriptions of Securities other than Equity Securities

N/A

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

N/A

Item 14. Material Modifications to the Rights of Security Holders.

N/A

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operations of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide a reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as of December 31, 2005, were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, (the Exchange Act) is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

French Descriptive Report on Internal Controls

Under French law, we are required to publish descriptions of the material elements of our internal control procedures, as such procedures are defined under French regulations. The French report is not the equivalent of the report we will be required to file under the Sarbanes-Oxley Act of 2002 beginning with the annual report to be filed in 2007 for the year ending December 31, 2006. An English translation of our French report is filed as an exhibit to this annual report.

Item 16.

[Reserved]

Item 16.A. Audit Committee Financial Expert

Our Board of Directors has determined that Gérard Van Kemmel, an independent director serving on the Audit Committee, is a financial expert. The Board of Directors determined that Mr. Van Kemmel qualifies as an independent financial expert based on his experience as a partner at an international accounting firm.

Item 16.B. Financial Code of Ethics

We have adopted a financial code of ethics, as defined in Item 16.B. of Form 20-F under the Exchange Act. Our financial code of ethics applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and other officers performing similar functions, as designated from time to time. Our financial code of ethics is available on our Website at www.sanofi-aventis.com. A copy of our Financial Code of Ethics may also be obtained without charge by addressing a written request to the attention of Individual Shareholder Relations at our headquarters in Paris. We will disclose any amendment to the provisions of such financial code of ethics on our website.

Item 16.C. Principal Auditors’ Fees and Services

PricewaterhouseCoopers Audit and Ernst & Young Audit served as our independent auditors, and as our French statutory auditors, for the year ended December 31, 2005 and for all other reporting periods covered by this annual report on Form 20-F. The table below shows fees paid to these firms and member firms of their networks by sanofi-aventis and other consolidated companies in the years ended December 31, 2005 and 2004:

in € million	Ernst & Young				PricewaterhouseCoopers
	2005		2004 (*)		2005		2004
	Amount	%	Amount	%	Amount	%	Amount	%
Audit
Audit opinion, review of statutory and consolidated financial statements(1)	11.3	74%	5.0	69%	10.9	77%	19.7	82%

Other audit-related services(2)	3.0	20%	0.9	13%	2.8	20%	3.0	13%

Sub-total	14.3	94%	5.9	81%	13.7	97%	22.7	95%

Non-audit services(2)
Tax(3)	0.6	4%	0.7	9%	0.3	2%	0.6	2%

Other(4)	0.3	2%	0.7	9%	0.1	1%	0.6	2%

Sub-total	0.9	6%	1.4	19%	0.4	3%	1.2	5%

TOTAL	15.2	100%	7.3	100%	14.1	100%	23.9	100%

*	Ernst &Young did not serve as auditor of the former Aventis group prior to its acquisition. Consequently, the 2004 figures for former Aventis group companies only cover the period from August 20, 2004 through December 31, 2004. For information, fees paid to Ernst & Young by Aventis during the period from January 1, 2004 through August 20, 2004 totaled €5.1 million, covering agreed-upon audit services and assistance with tax/social security compliance (mainly for expatriate staff).

**	The 2004 figure includes €11.7 million for non-recurring engagements associated with the acquisition of Aventis.

(1)	Audit fees for the years ended December 31, 2005 and 2004 mainly relate to professional services rendered for the audits and reviews of the consolidated financial statements of sanofi-aventis and other services normally provided in connection with statutory and regulatory filings, which mainly include the acquisition of Aventis, statutory audits of financial statements of sanofi-aventis subsidiaries and review of documents filed with the AMF and the SEC.

(2)	Audit-related fees for the years ended December 31, 2005 and 2004 are for assurance and related services that are traditionally performed by the independent accountants. In 2005, these services mainly related to procedures performed in connection with sanofi-aventis’ preliminary diagnostic of Sarbanes Oxley Section 404; in 2004, they also included consultations on the transition to IFRS and reviews conducted in connection with acquisitions or divestments.

(3)	Tax fees for the years ended December 31, 2005 and 2004 relate to tax compliance services for expatriate staff and other tax services unrelated to the audit of financial statements.

(4)	Other fees for the years ended December 31, 2005 and 2004 mainly consist of services related to information systems and data security reviews, assistance with training, and regulatory compliance.

Audit Committee Pre-approval and Procedures

Our Audit Committee has adopted a policy and established certain procedures for the approval of audit and other permitted audit-related services, and for the pre-approval of permitted non-audit services to be provided by the independent auditors. During 2005, our Audit Committee established a budget breaking down permitted audit-related services and non-audit services, and fees to be paid.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

N/A

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2005, neither sanofi-aventis nor affiliated purchasers made purchases of equity securities of sanofi-aventis registered pursuant to Section 12 of the Exchange Act.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial statements are presented in accordance with

International Financial Reporting Standards (IFRS)

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firms	155

CONSOLIDATED BALANCE SHEETS	156 - 157

CONSOLIDATED INCOME STATEMENTS	158

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	159

CONSOLIDATED STATEMENTS OF CASH FLOWS	160

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	161

- A. Basis of preparation	161 - 162

- B. Summary of significant accounting policies	162 - 179

- C. Alliances	179 - 181

- D. Detailed notes to the financial statements	181 - 240

- E. List of principal companies included in the consolidation for the year ended December 31, 2005	241 - 244

- F. IFRS reconciliation note	244 - 259

- G. Significant differences between IFRS and U.S. GAAP	260 - 271

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRMS

PRICEWATERHOUSECOOPERS AUDIT 63, rue de Villiers 92208 Neuilly-sur-Seine cedex S.A. au capital de €2.510.460 Commissaire aux Comptes Membre de la compagnie régionale de Versailles	ERNST & YOUNG AUDIT Faubourg de l’Arche 11 Allée de l’Arche 92037 Paris La Défense Cedex S.A.S au capital variable Commissaire aux Comptes Membre de la compagnie régionale de Versailles

SANOFI-AVENTIS, S.A.

Year ended December 31, 2005

To the Board of Directors and Shareholders of sanofi-aventis,

We have audited the accompanying consolidated balance sheets of sanofi-aventis and its subsidiaries (together, the “Group”) as of December 31, 2005 and 2004 and the related consolidated statements of income, of cash flows and of shareholders’ equity for each of the years then ended. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note G to the consolidated financial statements.

Neuilly-sur-Seine and Paris-La Défense, March 28, 2006

The Independent Registered Public Accounting Firms

PricewaterhouseCoopers Audit		Ernst & Young Audit

Jacques Denizeau	Catherine Pariset	Gilles Puissochet	Valérie Quint

CONSOLIDATED BALANCE SHEETS

before appropriation of profit

(€ million)	Note	December 31, 2005	December 31, 2004 (1)
ASSETS

Property, plant and equipment	D.3.	6,184	5,892
Goodwill	D.4.	30,234	28,338
Intangible assets	D.4.	30,229	33,229
Investments in associates	D.6.	2,477	2,931
Financial assets – non-current	D.7.	1,318	970
Deferred tax assets	D.14.	3,095	2,084
Non-current assets		73,537	73,444

Assets held for sale	D.8.	676	—
Inventories	D.9.	3,430	3,032
Accounts receivable	D.10.	5,021	4,454
Other current assets	D.11.	2,434	1,989
Financial assets – current	D.12.	311	648
Cash and cash equivalents	D.13.-D.17.	1,249	1,840
Current assets		13,121	11,963

TOTAL ASSETS		86,658	85,407

(1)	As allowed under IFRS 3, sanofi-aventis has revised certain preliminary estimates of the Aventis purchase price allocation within the permitted 12-month period.

The accompanying notes on pages 161 to 271 are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

before appropriation of profit

(€ million)	Note	December 31, 2005	December 31, 2004 (1)
LIABILITIES & SHAREHOLDERS’ EQUITY

Equity attributable to equity holders of the company	D.15.	46,637	41,061
Minority interests	D.16	189	462
Total equity		46,826	41,523

Long-term debt	D.17.	4,750	8,654
Provisions and other non-current liabilities	D.18.	7,454	6,929
Deferred tax liabilities	D.14	12,208	13,123
Non-current liabilities		24,412	28,706

Liabilities related to assets held for sale	D.8.	259	—
Account payable and accrued expenses		3,193	2,749
Other current liabilities	D.19.	5,543	5,041
Short-term debt and current portion of long-term debt	D.17.	6,425	7,388
Current liabilities		15,420	15,178

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY		86,658	85,407

(1)	As allowed under IFRS 3, sanofi-aventis has revised certain preliminary estimates of the Aventis purchase price allocation within the permitted 12-month period.

The accompanying notes on pages 161 to 271 are an integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	Year ended December 31, 2005	Year ended December 31, 2004
Net sales	D.34.	27,311	14,871
Other revenues		1,202	862
Cost of sales		(7,566)	(4,439)
Gross profit		20,947	11,294
Research and development expenses		(4,044)	(2,389)
Selling and general expenses		(8,250)	(4,600)
Other current operating income	D.25.	261	214
Other current operating expenses	D.26.	(124)	(38)
Amortization of intangibles		(4,037)	(1,581)
Operating income – current		4,753	2,900
Restructuring costs	D.27.	(972)	(679)
Impairment of property, plant & equipment and intangibles	D.5.	(972)	—
Other operating income and expenses	D.28.	79	205
Operating income		2,888	2,426
Financial expenses	D.29.1	(532)	(239)
Financial income	D.29.2	287	124
Income before tax and associates		2,643	2,311
Income tax expense	D.30.	(477)	(479)
Share of profit/loss of associates	D.31.	427	409
Net income		2,593	2,241

attributable to: • Minority interests	D.32.	335	255
• Equity holders of the company		2,258	1,986

Average number of shares outstanding (million)		1,336.5	910.3
Average number of shares after dilution (million)	D.15.9	1,346.5	914.8

- Basic earnings per share		1.69	2.18
- Diluted earnings per share		1.68	2.17

The accompanying notes on pages 161 to 271 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)	Share capital	Additional paid-in capital and retained earnings	Treasury shares	Stock options	Items recognized directly in equity	Cumulative translation difference	Total sanofi- aventis	Minority interests	Total equity
Balance at January 1, 2004 – IFRS	1,466	6,579	(2,636)	131	70	—	5,610	68	5,678

Net gains/(losses) recognized directly in equity
• Available-for-sale financial assets	—	—	—	—	94	—	94	—	94
• Derivatives designated as hedging instruments	—	—	—	—	(10)	—	(10)	—	(10)
• Tax on items recognized directly in equity	—	—	—	—	(15)	—	(15)	—	(15)
• Movement in cumulative translation adjustment	—	—	—	—	—	(2,925)	(2,925)	(44)	(2,969)

Gains/(losses) recognized in equity	—	—	—	—	69	(2,925)	(2,856)	(44)	(2,900)

Net income for the period	—	1,986	—	—	—	—	1,986	255	2,241

Total recognized profits/(losses) for the period		1,986	—	—	69	(2,925)	(870)	211	(659)

Dividend paid out of 2003 earnings (€1.02 per share)	—	(731)	—	—	—	—	(731)	—	(731)
Payment of dividend and equivalents to minority shareholders	—	—	—	—	—	—	—	(242)	(242)
Issuance of shares relating to acquisition of Aventis and other changes in Group structure	1,319	35,264	(1,572)	—	—	—	35,011	871	35,882
Aventis stock option plans allocated to the purchase price	—	—	—	746	—	—	746	—	746
Repurchase of Aventis warrants	—	—	(6)	—	—	—	(6)	—	(6)
Sanofi-aventis merger	38	1,081	—	—	—	—	1,119	(409)	710
Share-based payment
• Value of services obtained from employees	—	—	—	112	—	—	112	—	112
• Proceeds from disposals of treasury shares related to stock purchase options	—	—	44	—	—	—	44	—	44
Sanofi-Synthélabo merger		27	—	—	—	—	27	—	27
Other movements	—	(1)	—	—	—	—	(1)	(37)	(38)

Balance at December 31, 2004	2,823	44,205	(4,170)	989	139	(2,925)	41,061	462	41,523

Net gains/(losses) recognized directly in equity
• Available-for-sale financial assets	—	—	—	—	23	—	23	—	23
• Derivatives designated as hedging instruments	—	—	—	—	(89)	—	(89)	—	(89)
• Tax on items recognized directly in equity	—	—	—	—	21	—	21	—	21
• Movement in cumulative translation adjustment	—	—	—	—	—	4,257	4,257	37	4,294

Gains/(losses) recognized in equity	—	—	—	—	(45)	4,257	4,212	37	4,249

Net income for the period	—	2,258	—	—	—	—	2,258	335	2,593

Total recognized profits/(losses) for the period	—	2,258	—	—	(45)	4,257	6,470	372	6,842

Dividend paid out of 2004 earnings (€1.20 per share)	—	(1,604)	—	—	—	—	(1,604)	—	(1,604)
Payment of dividend and equivalents to minority shareholders	—	—	—	—	—	—	—	(291)	(291)
Share-based payment	—	—	—	—	—	—	—	—
• Exercise of options	8	197	—	—	—	—	205	—	205
• Proceeds from sale of treasury shares on exercise of stock purchase options	—	—	105	—	—	—	105	—	105
• Value of services obtained from employees	—	—	—	199	—	—	199	—	199
• Tax effect of exercise of options	—	—	—	60	—	—	60	—	60
Capital increase reserved for employees (excluding employee share ownership plan)	4	137	—	—	—	—	141	—	141
Reduction in share capital	(32)	(780)	812	—	—	—	—	—
Buyout of minority shareholders	—	—	—	—	—	—	—	(342)	(342)
Other movements	—	—	—	—	—	—	—	(12)	(12)

Balance at December 31, 2005	2,803	44,413	(3,253)	1,248	94	1,332	46,637	189	46,826

The accompanying notes on pages 161 to 271 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	Year ended December 31, 2005	Year ended December 31, 2004
Net income		2,258	1,986
Minority interests other than BMS (1)		36	(2)
Share of earnings of associates, net of dividend and equivalents received		170	(2)
Depreciation and amortization		5,951	2,244
Gains and losses on disposals of non-current assets (2)		(125)	(135)
Net change in deferred taxes		(2,100)	(735)
Net change in provisions		27	182
Cost of employee benefits (stock options and employee share ownership plan)		231	112
Impact of workdown of Aventis inventories remeasured at fair value, net of tax		249	342
Unrealized gains and losses recognized in income statement		(60)	(5)
Operating cash flow before changes in working capital		6,637	3,987
(Increase)/decrease in inventories		(586)	162
(Increase)/decrease in accounts receivable		(738)	11
Increase/(decrease) in accounts payable and accrued expenses		474	537
Net change in other current assets, financial assets (current) & other current liabilities		611	(648)

Net cash provided by operating activities (3)		6,398	4,049

Acquisitions of property, plant & equipment and intangibles	D.3 - D.4	(1,143)	(754)
Acquisition of Aventis, net of cash acquired	D.1	—	(14,343)
Acquisitions of investments in consolidated undertakings, net of cash acquired		(692)	(29)
Acquisitions of available-for-sale financial assets		(4)	—
Proceeds from disposals of property, plant and equipment, intangibles and other non-current assets (4)		733	965
Net change in loans and other non-current financial assets		5	(12)

Net cash used in investing activities		(1,101)	(14,173)

Issuance of sanofi-aventis shares	D.15	314	—
Dividends paid:
• to sanofi-aventis shareholders		(1,604)	(731)
• to minority shareholders other than BMS (1)		(10)	(4)
Additional long-term borrowings	D.17	5,268	5,504
Repayments of long-term borrowings	D.17	(7,959)	(646)
Net change in short-term borrowings	D.17	(2,099)	5,090
Acquisitions and disposals of treasury shares		105	9

Net cash provided by/(used in) financing activities		(5,985)	9,222

Impact of exchange rates on cash and cash equivalents		97	(23)

Net change in cash and cash equivalents		(591)	(925)

Cash and cash equivalents, beginning of period		1,840	2,765
Cash and cash equivalents, end of period		1,249	1,840

(1)	See Note C1 (i)
(2)	Including available-for-sale financial assets

(3) Including in 2005	taxes paid:	2,669
	interest paid:	471
	dividends received:	4
	interest received:	76

(4)	Property, plant and equipment, intangible assets and investments in consolidated undertakings

The accompanying notes on pages 161 to 271 are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005

INTRODUCTION

The sanofi-aventis Group (sanofi-aventis and its subsidiaries) is a leading global pharmaceuticals group engaged in the development, manufacture and marketing of healthcare products in seven major therapeutic fields: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine and vaccines. Our international R&D effort provides a platform for us to develop leading positions in our markets.

We have production facilities in all continents.

On August 20, 2004, sanofi-aventis (formerly known as Sanofi-Synthélabo) acquired control of Aventis, which has been included in the consolidated financial statements since that date. For a description of the main effects of the acquisition of Aventis by sanofi-aventis, refer to note D.1 of the financial statements.

Sanofi-aventis, the parent company, is a société anonyme (a form of limited liability company) incorporated under the laws of France. The registered office is at 174, avenue de France, 75013 Paris, France.

Sanofi-aventis is listed in Paris (Euronext: SAN) and New York (NYSE: SNY).

A. BASIS OF PREPARATION

The consolidated financial statements cover the twelve-month periods ended December 31, 2005 and December 31, 2004.

In accordance with Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 on the application of international accounting standards, sanofi-aventis is presenting its consolidated financial statements in accordance with international financial reporting standards (IFRS) from January 1, 2005 onwards.

The consolidated financial statements of sanofi-aventis for the year ended December 31, 2005 have been prepared in compliance with IFRS adopted by the European Union as of December 31, 2005 and with IFRS issued by the International Accounting Standards Board (IASB) as of the same date. The term “IFRS” refers collectively to International Accounting Standards (IAS), International Financial Reporting Standards (IFRS), Standing Interpretations Committee (SIC) interpretations and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the IASB as of December 31, 2005 and applicable in 2005. The opening balance sheet as of the transition date (January 1, 2004) and the comparative financial statements for the year ended December 31, 2004 have been prepared in accordance with the same principles.

Note F presents the IFRS transition adjustments made by sanofi-aventis to the consolidated balance sheets as of January 1, 2004 and December 31, 2004 and to the income statement for the year ended December 31, 2004 as initially prepared under French generally accepted accounting principles (French GAAP).

The consolidated financial statements have been prepared in accordance with the IFRS general principles of fair presentation, going concern, accrual basis of accounting, consistency of presentation, materiality, and aggregation.

New standards and interpretations issued during 2005 and applied in the consolidated financial statements for the year ended December 31, 2005 are described below. Standards and interpretations that were issued in 2005 but do not apply in 2005 are mentioned in Note B.29.

Amendment to IAS 39 (Financial Instruments: Recognition and Measurement) – Cash Flow Hedge Accounting of Forecast Intragroup Transactions: This amendment is applicable in 2006, but may be applied in 2005. Sanofi-aventis has elected to apply the amendment with effect from the year ended December 31, 2005. However, adoption of the amendment has no effect compared with the method previously applied.

Emission Rights – IFRIC 3 having been withdrawn by the IASB, sanofi-aventis has applied position statement no. 2004-C of March 23, 2004 issued by the Urgent Issues Committee of the Conseil National de la

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Comptabilité (CNC), the French accounting standard-setter, on accounting for greenhouse gas emission allowances. The accounting treatment of emission allowances is described in Note B.13, and the effects on the financial statements are disclosed in Note D.4.

Exemptions and exceptions under IFRS 1

IFRS 1 (First-time Adoption of International Financial Reporting Standards) has been applied in preparing these financial statements. IFRS 1 requires retrospective application of all IFRS that are effective at the reporting date. However, IFRS 1 allows some optional treatments, of which the following have been applied by sanofi-aventis:

•	Business combinations: Business combinations that were consummated prior to the date of transition to IFRS (January 1, 2004) have not been restated in accordance with IFRS 3 (Business Combinations).

•	Employee benefits: All previously unrecognized actuarial gains and losses have been recognized in retained earnings at the transition date. Sanofi-aventis will apply the corridor approach of IAS 19 (Employee Benefits) prospectively.

•	Cumulative translation differences: All cumulative translation differences for all foreign operations have been eliminated through equity, having been deemed to be zero at the IFRS transition date.

•	Designation of previously recognized financial instruments: sanofi-aventis has classified financial assets either as “available for sale” or as “fair value through profit and loss” from the transition date in accordance with IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement).

•	Share-based payment: sanofi-aventis has applied IFRS 2 (Share-Based Payment) to all equity instruments previously granted and not vested as of January 1, 2004.

In addition, the Group has chosen to apply IAS 32 and IAS 39 from January 1, 2004 onwards.

However, IFRS 1 enforces some mandatory exceptions to retrospective application of IFRS: derecognition of financial assets and financial liabilities, hedge accounting, accounting for changes in estimates, and classification of assets held for sale and discontinued operations. Sanofi-aventis has applied IFRS requirements on these items prospectively.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions, based on information available at the balance sheet date, that may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and disclosures of contingent assets and liabilities as of that date. Examples include:

–	the amount of provisions for returns, trade receivables, and product claims;

–	the length of product life cycles;

–	the amount of provisions for restructuring, income tax exposures, environmental liabilities and litigation;

–	the valuation of goodwill, and the valuation and estimated useful life of acquired intangible assets;

–	fair values of derivative financial instruments.

Actual results could differ from these estimates.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

B.1. Basis of consolidation

The consolidated financial statements include the accounts of sanofi-aventis and subsidiaries controlled by sanofi-aventis, using the full consolidation method. The existence of effectively exercisable or convertible potential voting rights is taken into account in determining whether control exists.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Joint ventures are accounted for by the equity method in accordance with the option in IAS 31 (Interests in Joint Ventures).

Companies over which sanofi-aventis exercises significant influence are accounted for by the equity method.

Companies are consolidated from the date on which control (exclusive or joint) or significant influence is transferred to the Group. The Group’s share of post-acquisition profits or losses is taken to the income statement, and post-acquisition movements in the acquiree’s reserves are taken to consolidated reserves. Companies are excluded from consolidation from the date on which the Group transfers control or significant influence.

B.2. Foreign currency translation

Accounting for transactions in foreign currencies in individual company accounts

Non-current assets and inventories acquired in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of acquisition.

All amounts receivable or payable in foreign currencies are translated using the exchange rate prevailing at the balance sheet date or, where hedging instruments have been contracted in the market, at the hedged rate. The resulting gains and losses are recorded in the income statement. However, foreign exchange gains and losses arising from the translation of capitalizable advances made to consolidated subsidiaries are recognized directly in equity on the line Cumulative translation difference.

Foreign currency translation of the financial statements of foreign subsidiaries

In accordance with IAS 21 (The Effects of Changes in Foreign Exchange Rates), each Group subsidiary translates foreign currency transactions into the currency that is most representative of its economic environment (the functional currency).

All assets and liabilities are translated into euros using the exchange rate of the subsidiary’s functional currency prevailing at the balance sheet date. Income statements are translated using a weighted average exchange rate for the period. The resulting translation difference is shown as a separate component of shareholders’ equity and is recognized in the income statement only when the subsidiary is sold or is wholly or partially liquidated.

Under the exemptions allowed by IFRS 1, sanofi-aventis elected to eliminate through equity all cumulative translation differences for subsidiaries with a functional currency other than euro at the January 1, 2004 transition date.

B.3. Business combinations

B.3.1. Accounting treatment

Business combinations consummated subsequent to the IFRS transition date (January 1, 2004) are accounted for by the purchase method in accordance with IFRS 3 (Business Combinations).

Under this method, the acquiree’s identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria of IFRS 3 are measured initially at their fair values as at the date of acquisition, except for non-current assets classified as held for sale, which are measured at fair value less costs to sell.

Only identifiable liabilities that satisfy the criteria for recognition as a liability by the acquiree are recognized in a business combination. Consequently, restructuring liabilities are not recognized as a liability of the acquiree unless the acquiree has an obligation as at the date of the acquisition to carry out the restructuring.

Adjustments to the values of assets and liabilities initially determined provisionally (pending the results of independent valuations or further analysis) are recognized as a retrospective adjustment to goodwill if they are

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

made within twelve months of the acquisition date. Once this twelve-month period has elapsed, the effects of any adjustments are recognized directly in the income statement, unless they qualify as an error correction.

Under the exemptions allowed by IFRS 1, sanofi-aventis elected not to restate in accordance with IFRS 3 any business combinations that were consummated prior to the January 1, 2004 transition date. This includes the Sanofi-Synthélabo merger that took place in 1999.

B.3.2. Goodwill

The difference between the cost of an acquisition (including any costs directly attributable to the acquisition) and the Group’s interest in the fair value of the net assets of the acquiree is recognized as goodwill at the date of the business combination.

Goodwill arising on the acquisition of subsidiaries is shown as a separate intangible asset in the balance sheet under Goodwill, whereas goodwill arising on the acquisition of associates is recorded in Investment in associates.

Goodwill is measured in the currency of the acquiree.

In accordance with IFRS 3 and with IAS 36 (Impairment of Assets), goodwill is carried at cost less accumulated impairment.

Goodwill is tested for impairment annually and whenever events or circumstances indicate that impairment might exist. Such events or circumstances include significant changes liable to have an other-than-temporary impact on the substance of the original investment.

B.4. Intangible assets

Intangible assets are initially measured at acquisition cost or production cost, including any directly attributable costs of preparing the asset for its intended use, or (in the case of assets acquired in a business combination) at fair value as at the date of the combination. They are amortized on a straight line basis over their useful lives.

The useful lives of intangible assets are reviewed at each balance sheet date. The effect of any adjustment to useful lives is recognized prospectively as a change of accounting estimate.

Amortization of intangible assets is recognized in the income statement under Amortization of intangibles with the exception of amortization of acquired or internally-developed software, which is recognized on the relevant line of the income statement according to the purpose for which the software is used.

Sanofi-aventis does not own any intangible assets with an indefinite useful life.

When there is an internal or external indication of impairment, sanofi-aventis estimates the recoverable amount of the intangible asset and recognizes an impairment loss when the carrying amount of the asset exceeds its recoverable amount. These indications of impairment are reviewed at each reporting date.

Intangible assets are carried at cost less accumulated amortization and impairment, in accordance with IAS 36.

Gains and losses on disposals of intangible assets are measured as the difference between selling price and carrying amount, and are taken to the income statement in Other operating income and expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

B.4.1. Research and development not acquired in a business combination

•	Internally generated research and development

Under IAS 38 (Intangible Assets), an intangible asset is recognized when it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group and when the cost of the asset can be measured reliably. Internally generated research expenditure does not satisfy these criteria, and therefore is expensed as incurred under Research and development expenses.

Internally generated development expenses are recognized as an intangible asset if, and only if, all the following can be demonstrated: (a) the technical feasibility of completing the development project; (b) the Group’s intention to complete the project; (c) the Group’s ability to use the project; (d) the probability that the project will generate future economic benefits; (e) the availability of adequate technical, financial and other resources to complete the project; and (f) the ability to measure the development expenditure reliably. Due to the risks and uncertainties relating to regulatory approval and to the research and development process, the criteria for capitalization are considered not to have been met until marketing approval has been obtained from the regulatory authorities.

On the other hand, chemical industrial development expenses incurred to develop a second-generation process are additional development costs incurred to improve the industrial process for an active ingredient. Such costs are incurred after initial regulatory approval has been obtained and are capitalized under Intangible assets as incurred.

•	Separately acquired research and development

Separately acquired development is capitalized, because the recognition criteria for intangible assets under IAS 38 are considered to be satisfied in all cases in accordance with paragraph 25 of IAS 38.

Consequently, rights to pharmaceutical products acquired from third parties prior to receipt of regulatory approval to market the products are recognized as intangible assets, and are amortized on a straight line basis over their useful lives from the date on which regulatory approval is obtained.

Payments under research and development arrangements relating to access to technology or to databases, and payments made to purchase generics files, are also capitalized.

Subcontracting arrangements, payments for research and development services and continuous payments under research and development collaborations unrelated to the outcome of the research and development efforts are expensed over the service term.

B.4.2. Other intangible assets

Patents are capitalized at acquisition cost and amortized over the shorter of the period of legal protection or their useful life.

Licenses other than those related to pharmaceutical products and research projects, in particular software licenses, are capitalized at acquisition cost, including any directly attributable cost of preparing the software for its intended use. Software licenses are amortized on a straight line basis over their useful lives (3 to 5 years).

Internally generated costs incurred to develop or upgrade software are capitalized if the IAS 38 criteria for recognition as an intangible asset are satisfied, and amortized on a straight line basis over the useful life of the software from the date on which the software is ready for use.

B.4.3. Intangible assets acquired in a business combination

Intangible assets acquired in a business combination (in particular the acquisition of Aventis) which relate to in-process research and development and are reliably measurable are separately identified from goodwill and capitalized in Intangible assets in accordance with IFRS 3 (Business Combinations) and IAS 38 (Intangible Assets). The related deferred tax liability is also recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

In-process research and development acquired in a business combination is amortized on a straight line basis over its useful life from the date of receipt of regulatory approval for the product derived from the research and development work.

Rights to products sold by the Group, mainly acquired through the acquisition of Aventis, are amortized on a straight line basis over their useful lives, which are calculated on the basis of cash flow forecasts that take account of (among other factors) the period of legal protection of the related patents. On this basis, the average amortization period for products sold by the Group is eight years.

B.5. Property, plant and equipment

Property, plant and equipment is initially measured and recognized at acquisition cost, including any directly attributable cost of preparing the asset for its intended use, or (in the case of assets acquired in a business combination) at fair value as at the date of the combination. The component-based approach to accounting for property, plant and equipment is applied. Under this approach, each component of an item of property, plant and equipment with a cost which is significant in relation to the total cost of the item and which has a different useful life from the other components must be depreciated separately. After initial measurement, property, plant and equipment is carried at cost less accumulated depreciation and impairment, except for land which is carried at cost less impairment.

Subsequent costs are not recognized as assets unless (i) it is probable that future economic benefits associated with these costs will flow to the Group and (ii) the costs can be measured reliably.

Day-to-day maintenance costs of property, plant and equipment are expensed as incurred.

Borrowing costs attributable to the financing of items of property, plant and equipment and incurred during the construction period of such items are capitalized as part of the acquisition cost of the item.

Government grants relating to non-current assets are deducted from the acquisition cost of the asset to which they relate.

In accordance with IAS 17 (Leases), items of property, plant and equipment leased by sanofi-aventis as lessee under finance leases are recognized as an asset in the balance sheet, with the related lease obligation recognized as a liability. A lease qualifies as a finance lease if it transfers substantially all the risks and rewards of ownership of the asset to the Group. Assets held under finance leases are carried at the lower of the fair value of the leased asset or the present value of the minimum lease payments, and are depreciated over the shorter of the useful life of the asset or the term of the lease.

The depreciable amount of items of property, plant and equipment, net of any residual value, is depreciated on a straight line basis over the useful life of the asset. The useful life of an asset is equivalent to its economic life.

The useful lives of property, plant and equipment are as follows:

Buildings	15 to 40 years
Fixtures	10 to 20 years
Plant and equipment	5 to 15 years
Other tangible fixed assets	3 to 15 years

Useful lives and residual values of property, plant and equipment are reviewed at each balance sheet date. The effect of any adjustment to useful lives or residual values is recognized prospectively as a change of accounting estimate.

Depreciation of property, plant and equipment is recognized on the relevant line of the income statement according to the purpose for which the asset is used.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

When there is an internal or external indication of impairment, sanofi-aventis estimates the recoverable amount of items of property, plant and equipment and recognizes an impairment loss when the carrying amount of the item exceeds its recoverable amount. These indications of impairment are reviewed at each reporting date.

Gains and losses on disposals of property, plant and equipment are determined by comparing the disposal price with the carrying amount, and are recognized in the income statement on the line Other operating income and expenses.

B.6. Impairment of property, plant and equipment and intangibles

Assets that generate separate cash flows and assets included in cash-generating units (CGUs) are assessed for impairment in accordance with IAS 36 when events or changes in circumstances indicate that the asset or CGU may be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Indications of impairment are reviewed at each reporting date. If there is any internal or external indication of impairment, the Group estimates the recoverable amount of the asset or CGU.

Intangible assets not yet available for use (such as capitalized in-process research and development), and CGUs that include goodwill, are tested for impairment annually whether or not there is any indication of impairment, and as soon as any event or circumstance indicates that they might be impaired. These assets are not amortized.

When there is an internal or external indication of impairment, the Group estimates the recoverable amount of the asset and recognizes an impairment loss when the carrying amount of the asset exceeds its recoverable amount. Where it is not possible to estimate the recoverable amount of any particular asset, the Group determines the recoverable amount of the CGU to which the asset belongs. The recoverable amount of the asset is the higher of its fair value less costs to sell or its value in use. To determine the value in use, the Group uses estimates of future cash flows generated by the asset or CGU, prepared using the same methods as those used in the initial measurement of the asset or CGU on the basis of the medium-term plans of each business activity, generally over a period of four years. Where appropriate, cash flows beyond this period are estimated by applying a flat or declining growth rate to future periods.

In the case of goodwill, a 20-year cash flow projection period is used. For other intangible assets, the period used is the period of protection provided by the related patent.

Estimated cash flows are discounted at long-term market interest rates that reflect the best estimate by sanofi-aventis of the time value of money, the risks specific to the asset or CGU, and economic conditions in the geographical regions in which the business activity associated with the asset or CGU is located.

Certain assets and liabilities that are not directly attributable to a specific CGU, and goodwill, are allocated between CGUs on a reasonable and consistent basis.

Goodwill is tested for impairment by being allocated to CGUs. Given the international nature of the Group’s activities, the CGUs used for the allocation and impairment testing of goodwill are the same business segments and geographical segments as used for segmental reporting.

Impairment losses and reversals of impairment losses are recognized under Impairment of property, plant and equipment and intangibles in the income statement. Impairment losses taken against goodwill are never reversed.

In compliance with IFRS 1, an impairment review was conducted for IFRS transition purposes. This review was performed in accordance with the requirements of IAS 36 (Impairment of Assets). No adjustments were required as a result of this review.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

B.7. Assets held for sale

Under IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations), non-current assets held for sale are defined as assets that will be realized through sale rather than continuing use. Once they have been classified as such, non-current assets held for sale are measured at the lower of carrying amount or fair value less costs to sell net of any impairment losses, and are not depreciated or amortized.

B.8. Financial instruments

B.8.1. Financial assets

Under IFRS, and in accordance with IAS 39 and IAS 32, sanofi-aventis has adopted the following classification for investments, based on management intent at the date of acquisition (except for investments already held at the transition date and reclassified at that date in accordance with IFRS 1). The designation and classification of investments is carried out at initial recognition and reassessed at each reporting date.

Purchases of investments are recognized on the date when sanofi-aventis becomes party to the contractual terms of the investment. On initial recognition, financial assets are measured at fair value, plus direct transaction costs in the case of financial assets not classified as “fair value through profit or loss”.

Classification, presentation and subsequent measurement of financial assets are as follows:

•	Financial assets at fair value through profit or loss

These assets are classified in the balance sheet under Financial assets – current and Cash and cash equivalents.

Financial assets at fair value through profit or loss comprise financial assets held for trading and financial instruments designated at fair value through profit and loss on initial recognition. This category consists of financial assets acquired principally for the purpose of selling them in the near term (usually within less than 12 months). Derivative instruments are classified as held for trading unless they are designated as hedging instruments.

These financial assets are carried at fair value, without any deduction for transaction costs that may be incurred on sale. Realized and unrealized gains and losses resulting from changes in the fair value of these assets are recognized in the income statement, in Financial income/Financial expenses.

Realized and unrealized foreign exchange gains and losses on financial assets in currencies other than the euro are recognized in the income statement in Financial income/Financial expenses.

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are (i) designated by management as available for sale or (ii) not classified as “financial assets at fair value through profit or loss”, “held-to-maturity investments” or “loans and receivables”. This category includes participating interests in quoted or unquoted companies (other than investments in associates and joint ventures) that management intends to hold on a long-term basis. Available-for-sale financial assets are classified in non-current assets under Financial assets – non-current.

Available-for-sale financial assets are measured at fair value, without any deduction for transaction costs that may be incurred on sale. Gains and losses arising from changes in the fair value of these assets, including unrealized foreign exchange gains and losses, are recognized in equity, under Items recognized directly in equity, in the period in which they occur, except for impairment losses and foreign exchange gains and losses on debt instruments. On derecognition of an available-for-sale financial asset, or on recognition of an impairment loss on such an asset, the cumulative gains and losses previously recognized in equity are recognized in the income statement for the period under Financial income/Financial expenses.

Interest income and dividends on equity instruments are recognized in the income statement under Financial income when the Group is entitled to receive payment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Available-for-sale financial assets in the form of participating interests in companies not quoted in an active market are measured at cost if their fair value cannot be determined.

Realized foreign exchange gains and losses are recognized in the income statement under Financial income/Financial expenses.

•	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity.

These investments are measured at amortized cost using the effective interest method.

Sanofi-aventis did not hold any such investments during the year ended December 31, 2004 or during the year ended December 31, 2005.

•	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented in current assets (under Other current assets in the case of loans and under Accounts receivable in the case of receivables) if they have a maturity of less than 12 months at the balance sheet date, and in Financial assets – non current if they have a maturity of more than 12 months. Loans and receivables are measured at amortized cost using the effective interest method.

Realized and unrealized foreign exchange gains and losses are recognized in the income statement under Financial income/Financial expenses.

B.8.2. Impairment of financial assets

Indicators of impairment are reviewed for all financial assets at each reporting date. Such indicators include default in contractual payments, significant financial difficulties of the issuer or debtor, probability of bankruptcy, or prolonged or significant decline in quoted market price. An impairment loss is recognized in the income statement when there is objective evidence that an asset is impaired.

Impairment losses are measured and recognized as follows:

•	The impairment loss on loans and receivables and on held-to-maturity investments, which are measured at amortized cost, is the difference between the carrying amount of the asset and the present value of its estimated future cash flows discounted using the effective interest method.

•	When an impairment loss is identified on an available-for-sale financial asset, the cumulative losses previously recognized directly in equity are recorded in the income statement. The impairment loss is the difference between the acquisition cost (net of principal repayments and amortization) and the fair value at the time of impairment, less any impairment losses previously recognized in the income statement.

•	The impairment loss on investments in companies that are not quoted in an active market and are measured at cost is the difference between the carrying amount of the investment and the present value of its estimated future cash flows discounted at the current market rate of return for similar financial assets.

Impairment losses on financial assets are recognized under Financial expenses.

Impairment losses on investments in companies that are not quoted in an active market and are measured at cost, and on equity instruments classified as available-for-sale financial assets, cannot be reversed through the income statement.

B.8.3. Derivative instruments

Derivative instruments not designated as hedges of operating transactions are initially and subsequently measured at fair value with changes in fair value recognized in the income statement, under Financial income/Financial expenses, in the period when they arise.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Derivative instruments qualifying as hedging instruments are measured in accordance with the hedge accounting requirements of IAS 39 (see Note B.8.4.).

B.8.4. Hedging

Hedging involves the use of derivative financial instruments. Changes in the fair value of these instruments are intended to offset the exposure of the hedged item to changes in fair value.

As part of its overall interest rate risk and foreign exchange risk management policy, the Group enters into various transactions involving derivative instruments. Derivative instruments used in connection with the Group’s hedging policy may include forward exchange contracts, currency options and interest rate swaps.

Derivative financial instruments qualify as hedging instruments for hedge accounting purposes when (a) at the inception of the hedge there is formal designation and documentation of the hedging relationship and of the risk management strategy and objective; (b) the hedge is expected to be highly effective in offsetting the risk; (c) the forecasted transaction being hedged is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit or loss; (d) the effectiveness of the hedge can be reliably measured; and (e) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the reporting periods for which the hedge was designated.

These criteria are applied when the Group uses derivative instruments designated as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation.

•	Fair value hedge

A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or unrecognized firm commitment that could affect profit or loss.

Changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in the income statement, under Other current operating income for hedges of operating activities and under Financial income/Financial expenses for hedges of investing or financing activities.

•	Cash flow hedge

A cash flow hedge is a hedge of the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction, that could affect profit or loss.

Changes in fair value of the hedging instrument attributable to the effective portion of the hedge are recognized in equity, under Items recognized directly in equity.

Changes in fair value attributable to the ineffective portion of the hedge are recognized in the income statement under Other current operating income and expenses for hedges of operating activities, and under Financial income/Financial expenses for hedges of investing or financing activities.

Cumulative changes in fair value of the hedging instrument previously recognized in equity are transferred to the income statement when the hedged transaction affects profit or loss. These transferred gains and losses are recorded under Other current operating income and expenses for hedges of operating activities and Financial income/Financial expenses for hedges of investing or financing activities.

When a forecasted transaction results in the recognition of a non-financial asset or liability, cumulative changes in the fair value of the hedging instrument previously recognized in equity are included in the initial measurement of the asset or liability.

•	Hedge of a net investment in a foreign operation

A hedge of a net investment in a foreign operation is accounted for in the same way as a cash flow hedge. Changes in fair value of the hedging instrument attributable to the effective portion of the hedge

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

are recognized in equity, under Items recognized directly in equity. Changes in fair value attributable to the ineffective portion of the hedge are recognized in the income statement under Financial income/Financial expenses. When the investment in the foreign operation is sold, or wholly or partially liquidated, the changes in the fair value of the hedging instrument previously recognized in equity are transferred to the income statement under Financial income/Financial expenses.

Hedge accounting is discontinued when (a) the hedging instrument expires or is sold, terminated or exercised, or (b) the hedge no longer meets the criteria for hedge accounting, or (c) the Group revokes the hedge designation, or (d) management no longer expects the forecasted transaction to occur.

When hedge accounting is discontinued, the cumulative gains or losses previously recognized in equity remain in equity, and are not transferred to the income statement until the forecasted transaction actually occurs. However, when a forecasted transaction is no longer expected to occur, the cumulative gains or losses previously recognized in equity are immediately recognized in the income statement.

B.8.5. Financial liabilities

Financial liabilities are composed of bank borrowings and debt instruments. Bank borrowings and debt instruments are initially measured at fair value of the consideration received, net of directly attributable transaction costs.

Subsequently, they are measured at amortized cost using the effective interest method. All costs related to the issuance of borrowings or debt instruments, and all differences between the issue proceeds net of transaction costs and the value on redemption, are recognized under Financial expenses in the income statement over the term of the debt using the effective interest method.

B.8.6. Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

The fair value of financial assets and liabilities that are traded in an active market is determined by reference to stock market prices at the reporting date in the case of participating interests and other investments, and by reference to market prices at the reporting date in the case of derivative instruments traded in an active market. The fair value of financial assets or liabilities that are not quoted in an active market is based on various valuation methods and assumptions made by sanofi-aventis with reference to market conditions prevailing at the reporting date.

B.8.7. Derecognition of financial instruments

Sanofi-aventis derecognizes financial assets when the contractual rights to cash flows from the asset have ended or have been transferred and when the Group has transferred substantially all risks and rewards of ownership. If the Group has neither transferred nor retained substantially all the risks and rewards of ownership, financial assets are derecognized if control is not retained.

Financial liabilities are derecognized when the Group’s contractual obligations are discharged or cancelled, or expire.

B.9. Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is calculated using the weighted average cost method or the first-in, first-out method, depending on the nature of the inventory.

The cost of finished goods inventories includes costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

B.10. Cash and cash equivalents

Cash and cash equivalents as shown in the balance sheet and statement of cash flows comprise cash, plus liquid short-term investments that are (i) readily convertible into cash and (ii) subject to an insignificant risk of changes in value in the event of movements in interest rates.

B.11. Treasury shares

In accordance with IAS 32, sanofi-aventis treasury shares are deducted from equity irrespective of the purpose for which they are held. No gain or loss is recognized in the income statement on the purchase, sale, impairment or cancellation of treasury shares.

B.12. Provisions for risks

In accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), sanofi-aventis records a provision where it has a present obligation, whether legal or constructive, as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the outflow of resources. If the obligation is expected to be settled more than twelve months after the balance sheet date, or has no definite settlement date, the provision is recorded under Provisions and other non-current liabilities.

Contingent liabilities are not recognized, but are disclosed in the notes to the financial statements unless the possibility of an outflow of economic resources is remote.

Provisions are estimated on the basis of actual events and circumstances and past experience, and of management’s best estimate at the balance sheet date.

Reimbursements offsetting the probable outflow of resources are recognized as assets only if it is virtually certain that they will be received. Contingent assets are not recognized.

Restructuring provisions are recognized if the Group has a detailed, formal restructuring plan and has announced its intention to implement this plan to those affected by it.

No provisions are recorded for future operating losses.

Sanofi-aventis records long-term provisions for certain obligations, such as legal environmental obligations and litigation in which the Group will probably be held liable. Where the effect of the time value of money is material, these provisions are measured at the present value of the expenditures expected to be required to settle the obligation, calculated using a discount rate that reflects an estimate of the time value of money and the risks specific to the obligation.

Increases in provisions to reflect the effects of the passage of time, and gains and losses arising from changes in the discount rate, are recognized in Financial income/Financial expenses.

B.13. Emission rights

Following the Kyoto agreements, the European Union committed to reducing greenhouse gas emissions and instituted an emissions allowance trading scheme. In an initial three-year phase starting in 2005, each member State will allocate annual emission allowance caps to operators included in the scheme. Operators are then obliged to deliver a number of emission allowances corresponding to their actual CO2 emissions. Approximately ten sanofi-aventis sites in Europe are covered by the scheme. In accounting for emission allowances,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

sanofi-aventis applied position statement no. 2004-C of March 23, 2004 issued by the Urgent Issues Committee of the Conseil National de la Comptabilité (CNC), the French accounting standard-setter, the main principles of which are described below.

The annual allowances allocated by government are recognized as intangible assets measured at fair value at the date of initial recognition, with a matching liability recognized to reflect the government grant effectively arising from the fact that allowances are issued free of charge. As and when allowances are consumed, they are transferred to “Deliverable allowances” in order to recognize the liability to government in respect of actual CO2 emissions. If the allocated allowances are insufficient to cover actual emissions, an expense is recognized in order to reflect the additional allowances deliverable; this expense is measured at the market value of the allowances.

As of December 31, 2005, sanofi-aventis had a net overall surplus of allowances. Consequently, recognition of emission allowances had no effect on net income for the year ended December 31, 2005. The financial statements therefore include (i) intangible assets representing the allowances issued by government; (ii) a liability to government representing actual CO2 emissions; and (iii) a government grant representing unused allowances. 2005 allowances are deliverable on April 30, 2006.

B.14. Revenue recognition

Revenue arising from the sale of goods is presented in the income statement under Net sales. Net sales comprise revenue from sales of pharmaceutical products, vaccines, and active ingredients, net of sales returns, of customer incentives and discounts, and of certain sales-based payments paid or payable to the healthcare authorities.

Revenue is recognized when all of the following conditions have been met: the risks and rewards of ownership have been transferred to the customer; the Group no longer has effective control over the goods sold; the amount of revenue and costs associated with the transaction can be measured reliably; and it is probable that the economic benefits associated with the transaction will flow to the Group.

Sanofi-aventis offers various types of price reductions on its products. In particular, products sold in the United States of America are covered by various programs (such as Medicare and Medicaid) under which products are sold at a discount. Rebates are granted to healthcare authorities, and under contractual arrangements with certain customers. Some wholesalers are entitled to chargeback incentives based on the selling price to the end customer, under specific contractual arrangements. Cash discounts may also be granted for prompt payment.

The discounts, incentives and rebates described above are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. The same applies to sales returns.

These amounts are calculated as follows:

•	Provisions for chargeback incentives are estimated on the basis of the relevant subsidiary’s standard sales terms and conditions, and in certain cases on the basis of specific contractual arrangements with the customer. They represent management’s best estimate of the ultimate amount of chargeback incentives that will eventually be claimed by the customer.

•	Provisions for rebates based on attainment of sales targets are estimated and accrued as each of the underlying sales transactions is recognized.

•	Provisions for price reductions under Government and State programs, largely in the United States of America, are estimated on the basis of the specific terms of the relevant regulations and/or agreements, and accrued as each of the underlying sales transactions is recognized.

•	Provisions for sales returns are calculated on the basis of management’s best estimate of the amount of product that will ultimately be returned by customers.

In each case, the provisions are subject to continuous review and adjustment as appropriate based on the most recent information available to management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

The Group believes that it has the ability to measure each of the above provisions reliably, using the following factors in developing its estimates:

•	The nature of the underlying product, and the patient profile of the product

•	The specific terms and conditions of Governmental regulations and contracts with governmental authorities, wholesalers and other customers

•	Historical data relating to similar contracts, in the case of qualitative and quantitative rebates and chargeback incentives

•	Past experience and sales growth trends for the same or similar products

•	Actual inventory levels in distribution channels, monitored by the Group using internal sales data and externally provided data

•	The shelf life of the Group’s products

•	Market trends including competition, pricing and demand

•	The possibility of reusing returned goods

Non-product revenues, mainly comprising royalty income from license arrangements (cf. Note C) that constitute ongoing operations of the Group, are presented in Other revenues.

B.15. Cost of sales

Cost of sales consists primarily of the industrial cost of goods sold, payments made under licensing agreements, and distribution costs.

B.16. Research and development expenses

Internally generated research costs are expensed as incurred.

Internally generated pharmaceutical development costs are also expensed as incurred; they are not capitalized, because the criteria for capitalization are considered not to have been met until marketing approval for the related product has been obtained from the regulatory authorities.

Any recharges to or contributions from alliance partners are recorded as a reduction in research and development expenses.

Note B.4.1., Research and development not acquired in a business combination, and Note B.4.3., Intangible assets acquired in a business combination, describe the principles applied to the recognition of separately acquired research and development.

B.17. Other current operating income

Other current operating income includes the share of profits that sanofi-aventis is entitled to receive from alliance partners, principally Procter & Gamble Pharmaceuticals, in respect of product marketing agreements (see Note C.2.). It also includes revenues generated under certain complex agreements, which may include partnership and co-promotion agreements.

Upfront payments received are deferred for as long as a service obligation remains. Milestone payments are assessed on a case by case basis, and recognized in the income statement on delivery of the products and/or provision of the services in question. Revenue generated in connection with these services is recognized on the basis of delivery of the goods or provision of the services to the other contracting party.

This line also includes realized and unrealized foreign exchange gains and losses on operating activities (see Note B.8.4).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

B.18. Other current operating expenses

Other current operating expenses mainly comprise the share of profits that alliance partners are entitled to receive from sanofi-aventis under product marketing agreements.

B.19. Amortization of intangibles

This line records amortization expense for all intangible assets other than software.

B.20. Restructuring costs

Restructuring costs include all early retirement benefits, compensation for early termination of contracts, and rationalization costs relating to restructured sites. Asset impairment losses directly attributable to restructuring are also recorded on this line.

B.21. Impairment of property, plant and equipment and intangibles

This line includes all impairment losses on property, plant and equipment and intangibles, including goodwill. It also includes any reversals of impairment losses on property, plant and equipment and intangibles.

B.22. Other operating income and expenses

Other operating income and expenses mainly comprise costs and provisions related to material litigation, and gains and losses on disposals of property, plant and equipment and intangible assets.

B.23. Financial income/expenses

B.23.1. Financial expenses

Financial expenses mainly comprise interest charges on debt financing, negative changes in the fair value of financial instruments (where changes in fair value are taken to the income statement), realized and unrealized foreign exchange losses on financing and investing activities, and impairment losses (net of any reversals) on financial instruments. Any reversals of impairment losses are also recorded on this line.

Financial expenses also include the expense arising from the unwinding of discount on long-term provisions, except provisions for retirement benefits and other long-term employee benefits.

This line does not include commercial discounts, which are deducted from net sales.

B.23.2. Financial income

Financial income includes interest and dividend income, positive changes in the fair value of financial instruments (where changes in fair value are taken to the income statement), realized and unrealized foreign exchange gains on financing and investing activities, and gains or losses on disposals of financial assets.

B.24. Income taxes

Income tax expense includes all current and deferred taxes of consolidated companies.

Sanofi-aventis accounts for deferred taxes in accordance with IAS 12 (Income Taxes), using the methods described below.

Deferred tax assets and liabilities are recognized on taxable temporary differences, deductible temporary differences, and unused tax losses. Temporary differences are differences between the carrying amount of an asset or liability in the balance sheet and its tax base.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Deferred tax assets and liabilities are calculated using the tax rate expected to apply in the period when a temporary difference is expected to reverse, based on tax rates adopted or effectively enacted at the balance sheet date.

Unused tax losses and unused tax credits are recognized as deferred tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Sanofi-aventis recognizes a deferred tax liability for temporary differences relating to investments in subsidiaries and associates and to interests in joint ventures except when the Group is able to control the timing of the reversal of the temporary differences. This applies in particular when the Group is able to control dividend policy and it is probable that the temporary differences will not reverse in the foreseeable future.

No deferred tax is recognized on intragroup transfers of investments in subsidiaries or associates.

All net deferred tax asset and liability positions are then aggregated and shown as separate line items on the assets and liabilities sides of the consolidated balance sheet respectively. Deferred tax assets and liabilities can be offset only if (i) the Group has a legally enforceable right to set off current tax assets and current tax liabilities, and (ii) the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

Deferred taxes are not discounted, except implicitly in the case of deferred taxes on assets and liabilities which are themselves discounted.

Withholding taxes on intragroup royalties and dividends, and on royalties and dividends collected from third parties, are accounted for as current income taxes.

In accounting for business combinations, sanofi-aventis complies with IFRS 3 as regards the recognition of deferred tax assets after the initial accounting period. This means that if any of the acquiree deferred tax assets are recognized after the end of this period on temporary differences or unused tax losses existing at the date of the combination, a corresponding reduction is made to the amount of goodwill.

B.25. Employee benefit obligations

Sanofi-aventis offers retirement benefits to employees and retirees of the Group. These benefits are accounted for in accordance with IAS 19 (Employee Benefits).

These benefits are in the form of either defined-contribution plans or defined-benefit plans.

In the case of defined-contribution plans, the contributions paid by sanofi-aventis are expensed in the period in which they occur, and no actuarial estimate is performed.

In the case of defined-benefit plans, sanofi-aventis recognizes its obligations to employees as a liability, based on an actuarial estimate of the rights vested and/or currently vesting in employees and retirees using the projected unit credit method, net of the estimated fair value of plan assets.

These estimates are performed annually, and rely on assumptions about mortality, employee turnover, and salary increases. The estimated obligation is discounted.

Obligations in respect of other post-employment benefits (healthcare, life insurance) offered by Group companies to employees are also recognized as a liability based on an actuarial estimate of the rights vested or currently vesting in employees and retirees at the balance sheet date.

Actuarial gains and losses, arising from the effects of changes in actuarial assumptions and from experience adjustments, are recognized in the income statement using the corridor method. Under this method, actuarial

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

gains and losses equal to less than 10% of the greater of the amount of the future obligation or the fair value of plan assets are not recognized. Actuarial gains and losses above this 10% threshold are recognized in the income statement over the expected remaining working lives of the employees.

For the transition to IFRS as of January 1, 2004, all actuarial gains and losses of former Sanofi-Synthélabo companies not recognized as of that date were recognized in equity under the option offered by IFRS 1 (First-Time Adoption of International Financial Reporting Standards). Actuarial gains and losses of former Aventis companies were included in the fair value of the employee benefit obligations assumed at the date of acquisition (August 20, 2004).

B.26. Share-based payment

B.26.1. Stock option plans

Sanofi-aventis has granted a number of equity-settled share-based payment plans (stock option plans) to some of its employees.

In accordance with IFRS 2 (Share-Based Payment), services received from employees as consideration for stock options are recognized as an expense in the income statement, with the matching entry recognized in equity. The expense corresponds to the fair value of the stock option plans at the date of grant, and is charged to income on a straight line basis over the vesting period of the plan (the 3-year or 4-year period during which grantees cannot exercise their options).

The fair value of stock option plans is measured at the grant date using the Black & Scholes valuation model, taking into account the expected life and cancellation rate of the options. This initial measurement is not subsequently adjusted except where an adjustment is required to reflect the actual cancellation rate and the effect of this adjustment is material.

Sanofi-aventis has elected to use the IFRS 1 exemption authorizing retrospective application of IFRS 2 to all stock option plans not wholly vested at the transition date provided that the fair value of these stock option plans has been previously disclosed. The benefit cost recognized therefore relates to rights that vested during the reporting period for all plans granted by sanofi-aventis, Sanofi-Synthélabo and the former Aventis group.

B.26.2. Employee stock ownership plans

The sanofi-aventis Group may offer its employees the opportunity to subscribe to reserved share issues at a discount to the reference market price. Shares allotted to employees under these plans fall within the scope of IFRS 2 (Share-Based Payment). The discount is treated as an employee benefit, valued at the subscription date and recognized as an expense.

B.27. Earnings per share

Basic earnings per share is calculated using the weighted average number of shares outstanding during the reporting period, adjusted on a time-weighted basis from the acquisition date to reflect the number of sanofi-aventis shares held by the Group and acquired in the light of market conditions.

Diluted earnings per share is calculated with the Treasury Stock Method using the weighted average number of ordinary shares, calculated on the assumption that (a) all outstanding dilutive options and warrants are exercised and (b) the Group acquires its own shares at quoted market price for an amount equivalent to the cash received as consideration for the exercise of the options or warrants, plus the expense arising on unamortized stock options.

In the event of a stock split or bonus issue of shares, earnings per share for prior periods is adjusted accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

B.28. Segment reporting

In accordance with IAS 14 (Segment Reporting), sanofi-aventis reports information by business segment and geographical segment.

The primary level of segment reporting used by sanofi-aventis is the business segment.

A business segment is a distinguishable component of the Group that is engaged in providing a group of related products and services and is subject to different risks and returns from those of other business segments. Sanofi-aventis has two business segments: pharmaceuticals and human vaccines.

The secondary level of segment reporting used by sanofi-aventis is the geographical segment. A geographical segment is a distinguishable component of the Group that is engaged in providing a group of related products and services within a particular economic environment and is subject to different risks and returns from those of components operating in other economic environments. Sanofi-aventis has three geographical segments: Europe, the United States of America, and Other Countries.

The split between these segments is based on the Group’s organizational and management structure, and on indicators used for internal management reporting purposes.

B.29. New IASB standards and interpretations applicable from 2006 onwards

New standards and interpretations issued in 2005 and applied in the sanofi-aventis consolidated financial statements are described in Note A. The other standards and interpretations issued in 2005 are listed below, with an indication of the mandatory application date and of the Group’s position regarding future application.

•	The amendment to IAS 1 (Presentation of Financial Statements) on capital disclosures is applicable from 2007 onwards. This amendment requires additional disclosures on capital to be presented in the notes to the financial statements.

•	The amendment to IAS 19 (Employee Benefits) has a mandatory application date of January 1, 2006. The principal change contained in this amendment is the introduction of an option for all actuarial gains and losses to be recognized in shareholders’ equity. Sanofi-aventis is currently assessing the effect of this option on the financial statements before deciding whether or not to elect this treatment in 2006.

•	The limited amendment to IAS 39 (Financial Instruments: Recognition and Measurement) on the fair value option is applicable from January 1, 2006 onwards. Sanofi-aventis has elected not to apply the fair value option in advance of the mandatory application date in its consolidated financial statements.

•	The limited amendments to IFRS 4 (Insurance Contracts) and to IAS 39 (Financial Instruments: Recognition and Measurement) relating to financial guarantee contracts are applicable from January 1, 2006 onwards. These amendments will not have a material impact on the consolidated financial statements of sanofi-aventis.

•	IFRS 6 (Exploration for and Evaluation of Mineral Resources), and the corresponding amendments to IFRS 1, are applicable from 2006 onwards. This standard will have no impact on the consolidated financial statements of sanofi-aventis.

•	IFRS 7 (Financial Instruments: Disclosures) is applicable from January 1, 2007 onwards. Sanofi-aventis is currently assessing the impact of this standard on the notes to the financial statements.

Sanofi-aventis has elected not to apply the following interpretations in 2005 in advance of the mandatory application date, which is from 2006 onwards.

•	IFRIC 4 (Determining Whether an Arrangement Contains a Lease)

•	IFRIC 6 (Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Sanofi-aventis does not expect adoption of these interpretations in 2006 to have a material impact on the financial statements.

C. ALLIANCES

C.1. Alliance agreements with Bristol-Myers Squibb (BMS)

Two of the Group’s leading products were jointly developed with BMS: the anti-hypertensive agent irbesartan (Aprovel®/Avapro®/Karvea®) and the atherothrombosis treatment clopidogrel (Plavix®/Iscover®).

As inventor of the two molecules, sanofi-aventis is paid a royalty on all sales generated by these products. This royalty is recorded in Other revenues.

As co-developers of the products, sanofi-aventis and BMS each receive equal development royalties from their two licensees, which have been responsible, since 1997, for marketing the products using their local distribution networks, composed of the affiliates of both groups. These licensees operate in two separate territories: (i) Europe, Africa and Asia, under the operational management of sanofi-aventis; and (ii) other countries (excluding Japan), under the operational management of BMS. In Japan, sanofi-aventis has granted a license for irbesartan to BMS and Shionogi, a Japanese pharmaceutical company. The alliance agreement does not cover the distribution of Plavix® in Japan.

The products are marketed in different ways in different countries.

Co-promotion consists of a pooling of sales resources under a single brand name, and is preferably achieved through contracts or through appropriate tax-transparent legal entities. Each partner records directly its share of taxable income.

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

In the territory managed by sanofi-aventis, operations are recognized by the Group as follows:

(i) In most countries of Western Europe and Asia for clopidogrel (Plavix®/Iscover®) (excluding Japan), co-promotion is used for both products. The legal entities used are partnerships (sociétés en participation) or other tax-transparent entities, which are majority-owned by and under the operational management of the Group. Sanofi-aventis recognizes all the revenue associated with the sale of the drugs, as well as the corresponding expenses. The share of profits reverting to BMS subsidiaries is shown in Minority interests in the income statement, with no tax effect (because BMS receives a pre-tax share of profits).

The presentation of Minority interests in the consolidated statement of cash flows takes account of the specific terms of the alliance agreement.

(ii) In Germany, Spain and Greece, and in Italy for irbesartan (Aprovel®/Avapro®/ Karvea®) only, co-marketing is used for both products, and sanofi-aventis recognizes revenues and expenses generated by its own operations.

(iii) In Eastern Europe, Africa, Asia and the Middle East, where the products are marketed exclusively by sanofi-aventis, the Group recognizes revenues and expenses generated by its own operations.

In the territory managed by BMS, operations are recognized by the Group as follows:

(i) Co-promotion is used in the United States of America and Canada through entities that are majority-owned by and under the operational management of BMS. Sanofi-aventis does not recognize revenues;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

rather, it invoices the entity for its promotion expenses, records its royalty income in Other revenues, and records its share of profits (net of tax) in Share of profit/loss of associates.

(ii) In Brazil, Mexico, Argentina, Colombia for clopidogrel (Plavix®/Iscover®) and Australia, co-marketing is used, and sanofi-aventis recognizes revenues and expenses generated by its own operations.

(iii) In certain other Latin American countries, where the products are marketed exclusively by sanofi-aventis, the Group recognizes revenues and expenses generated by its own operations.

C.2. Alliance agreements with Procter & Gamble Pharmaceuticals

Actonel® (risedronate sodium) is a new-generation biphosphonate indicated for the treatment and prevention of osteoporosis. Actonel® is developed and marketed in collaboration with Procter & Gamble Pharmaceuticals (P&G) under an agreement signed in April 1997. This agreement covers the worldwide development and marketing of the product except for Japan.

On October 8, 2004, sanofi-aventis and P&G announced that they had signed an agreement to maintain the collaboration on Actonel®. A formal joint commitment was made on research and development and marketing efforts for Actonel®. In addition, P&G may jointly market Actonel® with sanofi-aventis in some additional territories.

Local marketing arrangements may take various forms:

•	Co-promotion, whereby sales resources are pooled but only one of the two partners invoices product sales. Co-promotion is carried out under contractual agreements and is not based on any specific legal entity. P&G sells the product and incurs all the related costs in the following countries: United States of America, Canada, France, Germany, Belgium, the Netherlands and Luxembourg. Sanofi-aventis recognizes its share of revenues under the agreement as a component of Operating income – current on the Other current operating income line. In the United Kingdom and Ireland, sanofi-aventis sells the product, and recognizes all the revenues from sales of the product along with the corresponding expenses.

•	Co-marketing, which applies only in Italy, whereby each partner sells the product in the country under its own name, and recognizes all revenue and expenses from its own operations in its income statement.

•	In all other territories, sanofi-aventis has exclusive rights to sell the product. The Group recognizes all revenue and expenses from its own operations in its income statement, but in return for these exclusive rights pays P&G a royalty based on actual sales. This royalty is recognized in Cost of sales.

C.3. Alliance agreements with Organon

The alliance with Organon, a subsidiary of Akzo Nobel, defined by the agreement of June 28, 2000, governed the arrangements for the marketing of Arixtra® and for the sharing of profits worldwide. Arixtra® was launched in America and Europe in 2002.

On January 7, 2004, the Group reached agreement with Organon to acquire all Organon’s rights relating to Arixtra®, idraparinux and other oligosaccharides, together with the interests held by Organon in the related joint ventures. From January 1, 2004 to August 31, 2004, sanofi-aventis fully consolidated all territories.

Under these agreements, sanofi-aventis made payments to Organon based primarily on future sales, and took over all ongoing research and development programs.

As regards Europe and the rest of the world (excluding Japan), the acquisition from Organon on January 7, 2004 terminated the exclusive marketing license. This agreement did not alter the arrangements for payments to Organon.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

In connection with its offer for Aventis, on September 1, 2004 the Group sold its worldwide rights to Arixtra® and Fraxiparine® and the related assets to the GlaxoSmithKline group (GSK). With effect from that date, sanofi-aventis no longer recognizes transactions relating to these products.

D. DETAILED NOTES TO THE FINANCIAL STATEMENTS

D.1. Business Combination – Acquisition of Aventis in 2004

D.1.1. General description

On August 20, 2004, sanofi-aventis acquired Aventis, a global pharmaceutical group created in 1999 by the merger between Rhône-Poulenc and Hoechst.

The activities of the former Aventis group consisted of the discovery, development, manufacture and marketing of prescription drugs and vaccines to protect and improve health. The main products developed by the former Aventis group are used in treatments to combat breast and lung cancer, thrombosis, seasonal allergies, diabetes and hypertension. At the time of the acquisition, the former Aventis group was a world leader in vaccines.

As part of the process of creating the new Group, the two former parent companies – Sanofi-Synthélabo (renamed sanofi-aventis) and Aventis – were merged on December 31, 2004.

The financial statements of the subsidiaries of the former Aventis group have been consolidated with those of sanofi-aventis with effect from August 20, 2004.

A pro forma income statement for the year ended December 31, 2004 is presented for comparative purposes in Note D.1.3.

D.1.2. Description of the transaction

The total purchase price as measured under IFRS 3 (Business Combinations) was €52,908 million.

The purchase price was split as follows:

• Portion of price settled in cash:	€15,894 million
• Portion of price settled in shares:	€36,268 million
• Fair value of former Aventis stock option plans:	€746 million

The portion of the price settled in shares corresponds to the issuance of 651,208,974 sanofi-aventis shares at an average value of €55.69 per share, including the sanofi-aventis shares issued subsequent to the merger of Aventis into sanofi-aventis.

The fair value of former Aventis stock option plans, estimated at €746 million, represents plans vested or exercisable at August 20, 2004.

In accordance with IFRS 3, the fair value of the identifiable assets, liabilities and contingent liabilities was determined provisionally, based on the situation of Aventis as of August 20, 2004.

Given the size and complexity of the acquisition, additional information was obtained as part of the process of finalizing the purchase price allocation during the 12-month period allowed under IFRS 3. This resulted in certain aspects of the purchase price allocation being revisited to reflect finalization of the allocation process.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

The impact of these revisions on the acquired net assets of the former Aventis group is as follows:

(€ million)	Fair value at August 20, 2004 under IFRS (final amounts)	Fair value at August 20, 2004 under IFRS (preliminary amounts recognized at December 31, 2004)
Property, plant and equipment	4,444	4,438
In-process research and development	5,007	5,046
Amortizable intangible assets (average amortization period: 8 years)	31,279	32,469
Investments in associates	2,735	2,668
Other long-term investments	976	1,019
Goodwill	28,775	26,861
Inventories	3,186	3,210
Cash and cash equivalents	1,644	1,644
Provisions for risks	(5,789)	(4,873)
Long-term debt	(3,524)	(3,524)
Deferred taxes, net	(12,663)	(12,786)
Minority interests	(871)	(837)
Other assets and liabilities, net	(3,415)	(3,551)

Net assets acquired	51,784	51,784

Additional purchase price arising from merger	1,124	1,124

Total purchase price of Aventis	52,908	52,908

Goodwill on the Aventis acquisition amounted to €29,490 million as of December 31, 2004. The difference between goodwill calculated as of August 20, 2004 and December 31, 2004 breaks down as follows:

• Goodwill arising on August 20, 2004	28,775
• Goodwill arising on the December 23, 2004 merger	715

• Total goodwill on Aventis acquisition	29,490

Subsequent revisions to goodwill relate primarily to revisions of the preliminary amounts recognized for provisions for environmental, tax and litigation risks and pension obligations (€916 million) based on additional information obtained, updates of preliminary estimates of the value of the acquired rights to certain former Aventis group products (€1,229 million), and the resulting deferred tax adjustments (see Note F.2.1.10.).

D.1.3. Pro forma information, unaudited

Pro forma financial information is presented, for comparative purposes, as though the public offer and the transactions described below had taken place on January 1, 2004.

This pro forma financial information is not necessarily indicative of the future results of sanofi-aventis or of the financial condition of the combined entities that would have been achieved had the transactions described in the notes below been consummated on the dates used as the basis for the preparation of the sanofi-aventis pro forma financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Sanofi-aventis pro forma income statement for the year ended December 31, 2004

(€ million)	Pro forma Year ended Dec. 31, 2004 (unaudited)
Net sales	25,199
Other revenues	1,109
Cost of sales	(6,918)
Gross profit	19,390
Operating income – current	3,786
Operating income	3,199
Income tax expense	(298)
Share of profit/loss of associates	459
Net income before minority interests	2,621

Minority interests	305
Net income	2,316

The following adjustments were made in preparing the pro forma income statement for the year ended December 31, 2004:

-	Recognition ahead of the actual transaction date of the divestments of Aventis Behring to CSL, of Arixtra® and Fraxiparine® to GlaxoSmithKline, and of Campto® to Pfizer:

•	deconsolidation from the income statement of the operations and products involved, including amortization charged against the associated intangible assets;

•	recognition of the interest income calculated on the basis of the price received on signature of the agreement at an effective annual interest rate of 3.6%;

•	elimination of net gains on the divestments.

-	Other adjustments made in calculating pro forma net income:

•	elimination of the income statement effect of the workdown of inventories remeasured at fair value at the time of the acquisition;

•	recognition of charges for the amortization of intangible assets and depreciation of property, plant and equipment identified in the Aventis purchase price allocation, computed over the useful lives of the assets in question;

•	elimination of historical amortization of actuarial gains and losses following recognition of employee benefits at fair value;

•	recognition of interest expense on the financing of the Aventis acquisition, calculated at an effective annual interest rate of 3.6%;

•	translation of foreign-currency items at the average exchange rate for the periods in question;

•	recognition of deferred tax effects on the above adjustments.

For purposes of comparisons with the 2004 pro forma information, the impact in 2005 of the workdown of inventories remeasured at fair value at the time of the acquisition is as follows:

•	expense of €394 million at gross profit level;

•	reduction of €145 million in income tax expense;

•	additional expense of €22 million in “Share of profit/loss of associates”;

•	gain of €1 million on the “Minority interests” line.

The net impact of the workdown on 2005 net income is an additional charge of €270 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

D.2. Effect of other changes in the scope of consolidation

Significant changes during 2005

Acquisitions

On December 21, 2004, an Extraordinary General Meeting of Hoechst AG, a sanofi-aventis subsidiary registered in Germany, approved a resolution initiating the compulsory buyout by sanofi-aventis of the shares held by the minority shareholders in return for compensation of €56.50 per share. Some minority shareholders filed claims contesting the validity of the resolution, preventing it from being registered with the Frankfurt Commercial Registry and from taking effect on December 31, 2004.

On July 12, 2005, this litigation was settled out of court. Under the terms of the settlement, the cash compensation was raised to €63.80 per share. This cash compensation was increased by a further €1.20 per share for minority shareholders who agreed to waive in advance any increase in the cash compensation obtained through a judicial appraisal proceeding (Spruchverfahren) brought by former Hoechst minority shareholders.

As a result, the resolution was registered with the Commercial Registry and sanofi-aventis became the sole shareholder of Hoechst AG as of July 12, 2005.

The offer period under the settlement agreement closed on November 18, 2005. Including transaction costs, the total cost of the shares acquired from minority shareholders during 2005 was €667 million.

Divestments

The principal divestments during 2005 were:

•	March 31, 2005: divestment of the German subsidiary PharmaServ Marburg, in which sanofi-aventis held a 67% interest as of December 31, 2004.

•	March 31, 2005: divestment of the Turkish subsidiary Dogu Ilac Veteriner Urunleri As, previously 100% owned by sanofi-aventis.

•	June 2005: the two shareholders of Wacker-Chemie, Hoechst AG and the family holding company Wacker Familiengesellschaft, agreed an out-of-court settlement of the dispute between them. Under the terms of the settlement, the family holding company increased its interest in Wacker-Chemie by 4.7%, reducing the interest of Hoechst AG in the Wacker group to 44.3%. On August 5, 2005, Hoechst AG sold its remaining interest in Wacker-Chemie GmbH to a company associated with the Wacker family.

None of these divestments had a material effect on net income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

D.3. Property, plant and equipment

The table below shows a breakdown of property, plant and equipment (including assets held under finance leases) as of December 31, 2005, December 31, 2004 and January 1, 2004:

(€ million)	Land	Buildings	Plant & equipment	Fixtures, fittings & other	Property, plant and equipment in process	Total
Gross value at January 1, 2004	50	692	1,334	373	205	2,654

Impact of Aventis acquisition	247	1,441	1,813	167	776	4,444
Acquisitions and other increases	5	22	123	42	524	716
Disposals and other decreases	(12)	(79)	(130)	(32)	(24)	(277)
Translation differences	(3)	(46)	(48)	(3)	(20)	(120)
Transfers	—	129	275	24	(452)	(24)

Gross value at December 31, 2004	287	2,159	3,367	571	1,009	7,393

Changes in scope of consolidation	(4)	(52)	(22)	(1)	(1)	(80)
Acquisitions and other increases	3	49	86	62	818	1,018
Disposals and other decreases	(24)	(38)	(76)	(42)	(2)	(182)
Translation differences	10	166	125	41	43	385
Transfers	(10)	269	206	293	(851)	(93)

Gross value at December 31, 2005	262	2,553	3,686	924	1,016	8,441

Accumulated depreciation and impairment at January 1, 2004	—	(183)	(788)	(235)	—	(1,206)

Depreciation expense and impairment losses	—	(101)	(250)	(56)	(3)	(410)
Disposals, reversals of depreciation	—	29	52	23	—	104
Translation differences	—	—	(2)	2	—	—
Transfers	—	(9)	10	10	—	11

Accumulated depreciation and impairment at December 31, 2004	—	(264)	(978)	(256)	(3)	(1,501)

Changes in scope of consolidation	—	—	9	—	—	9
Depreciation expense	—	(188)	(435)	(125)	—	(748)
Impairment losses	—	(16)	(6)	—	—	(22)
Disposals, reversals of depreciation	—	8	53	32	2	95
Translation differences	(3)	(65)	(73)	(26)	—	(167)
Transfers	(24)	18	219	(137)	1	77

Accumulated depreciation and impairment at December 31, 2005	(27)	(507)	(1,211)	(512)	—	(2,257)

Net book value: January 1, 2004	50	509	546	138	205	1,448

Net book value: Dec. 31, 2004	287	1,895	2,389	315	1,006	5,892

Net book value: Dec. 31, 2005	235	2,046	2,475	412	1,016	6,184

Depreciation expense for 2005 was €748 million (2004: €410 million).

Based on the results of a review of the value of property, plant and equipment, conducted as of December 31, 2005 using the method described in Note B.6, an impairment loss of €22 million was recognized in the year to December 31, 2005, of which €16 million was included in “Restructuring costs” (see Note D.27.).

Acquisitions during 2005 related to investment in the pharmaceuticals business, primarily in industrial facilities (€525 million) and plant and installations at research sites (€225 million). Acquisitions in the vaccines business amounted to €178 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

The table below shows amounts for assets held under finance leases included in property, plant and equipment as of December 31, 2005 and 2004:

(€ million)	December 31, 2005	December 31, 2004
Land	7	7
Buildings	125	83
Other property, plant and equipment	11	—

Total gross value	143	90

Accumulated depreciation and impairment	(93)	(48)

Net book value	50	42

D.4. Intangible assets

The table below shows a breakdown of intangible assets and goodwill as of December 31, 2005, December 31, 2004 and January 1, 2004:

(€ million)	Trademarks, patents, licenses and other rights	Acquired Aventis R&D	Rights to marketed Aventis products	Software	Total intangible assets	Goodwill
Gross value at January 1, 2004	1,194	—	—	171	1,365	148

Impact of Aventis acquisition	200	5,007	30,714	364	36,285	29,490
Acquisitions and other increases	346	—	—	47	393	16
Disposals and other decreases	(348)	—	(387)	(110)	(845)	(14)
Translation differences	(60)	(261)	(1,596)	(13)	(1,930)	(1,276)
Transfers	7	(271)	271	17	24	—

Gross value at December 31, 2004	1,339	4,475	29,002	476	35,292	28,364

Changes in scope of consolidation	—	—	—	1	1	2
Reclassification as assets held for sale (1)	—	(506)	—	—	(506)	—
Acquisitions and other increases	58	—	—	52	110	342
Disposals and other decreases	(3)	—	—	(9)	(12)	(354)
Translation differences	139	310	2,447	47	2,943	1,907
Transfers	12	(852)	852	(13)	(1)	—

Gross value at December 31, 2005	1,545	3,427	32,301	554	37,827	30,261

Accumulated amortization and impairment at January 1, 2004	(337)	—	—	(103)	(440)	(24)

Amortization expense	(142)	—	(1,439)	(77)	(1,658)	—
Impairment losses	—	(71)	—	—	(71)	—
Disposals/reversals of amortization	29	—	—	2	31	—
Reversals of impairment losses	—	—	—	—	—	—
Translation differences	22	—	52	1	75	(2)

Accumulated amortization and impairment at December 31, 2004	(428)	(71)	(1,387)	(177)	(2,063)	(26)

Amortization expense	(134)	—	(3,899)	(145)	(4,178)	—
Impairment losses	—	(112)	(853)	(1)	(966)	—
Disposals/reversals of amortization	—	—	—	2	2	—
Translation differences	(47)	(2)	(308)	(32)	(389)	(1)
Transfers	(7)	—	—	3	(4)	—

Accumulated amortization and impairment at December 31, 2005	(616)	(185)	(6,447)	(350)	(7,598)	(27)

Net book value: January 1, 2004	857	—	—	68	925	124

Net book value: Dec. 31, 2004	911	4,404	27,615	299	33,229	28,338

Net book value: Dec. 31, 2005	929	3,242	25,854	204	30,229	30,234

(1)	See Note D.8.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

The effect of including Aventis at fair value is described in Note D.1.

Rights to marketed products and goodwill arising on the Aventis acquisition were allocated on the basis of the split of the Group’s operations into business and geographical segments, and valued in the currency of the relevant geographical segment (mainly euros and US dollars) with assistance from an independent valuer. The average period of amortization for marketed products is 8 years, based on cash flow forecasts which, among other factors, take account of the period of legal protection offered by the related patents.

Acquisitions during 2004 mainly comprised the buyout of the license and rights to Arixtra® held by Organon, which were subsequently sold to GlaxoSmithKline (GSK) in 2004.

The main disposals during 2004 were associated with the combination between sanofi-aventis and Aventis (see Note D.1.3.). These were the sale to GlaxoSmithKline (GSK) of the world rights to Arixtra® and Fraxiparine® and related assets belonging to sanofi-aventis on September 1, 2004, and the sale of the rights to Campto®, previously held by Aventis, to Pfizer.

In 2005 the amount shown for goodwill on the line “Acquisitions and other increases” mainly comprised the buyout of the Hoechst AG minority shareholders (see Note D.2.). The line “Disposals and other decreases” mainly comprised the recognition of deferred tax assets associated with the acquisition of Aventis, in accordance with the principle described in Note B.24.

The main acquisitions of intangible assets (other than software) during 2005 consisted of the second milestone payment made under the collaboration agreement with Regeneron; acquired generics files; patents; and the recognition of CO2 allowances received in accordance with the accounting policy described in Note B.13. The amount recognized (€4 million) corresponds to CO2 allowances allocated by the French government for 2005 (261,000 tons valued at €16.85 per ton). Actual emissions during 2005, representing allowances to be delivered, amounted to 181,000 tons, equivalent to €3 million.

In 2005, some of the research acquired from Aventis (€852 million) came into commercial use, and is being amortized from the date of marketing approval. The main products involved are vaccines launched in the United States of America: Menactra® (meningococcal infections) and Adacel® .

Amortization of intangible assets is recognized in the income statement under Amortization of intangibles except for amortization of software, which is recognized on the relevant line of the income statement according to the purpose for which the software is used (€32 million cost of sales, €34 million research and development expenses, €71 million selling expenses and €8 million other current operating expenses).

D.5. Impairment of property, plant and equipment and intangibles

Assets that generate separate cash flows, and assets included in cash-generating units (CGUs), are assessed for impairment in accordance with IAS 36 when events or changes in circumstances indicate that the asset or CGU may be impaired.

Intangible assets not yet available for use (such as capitalized in-process research and development) and goodwill are tested for impairment annually whether or not there is any indication of impairment, and whenever events or circumstances indicate that impairment might exist.

Goodwill was allocated to segmental CGUs at December 31, 2005 and December 31, 2004 as follows.

(€ million)	December 31, 2005			December 31, 2004
	Pharma- ceuticals	Vaccines	Total	Pharma- ceuticals	Vaccines	Total
Europe	12,567	—	12,567	12,322	—	12,322
United States of America	12,555	579	13,134	11,103	502	11,605
Other countries	4,353	180	4,533	4,232	179	4,411

Total carrying amount	29,475	759	30,234	27,657	681	28,338

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

The recoverable amount of segmental CGUs is determined on the basis of value in use, as derived from discounted estimates of the future cash flows from each CGU.

The following assumptions were used in preparing these cash flow estimates:

	Pharmaceuticals	Vaccines
Operating margin	32% - 41%	29% - 37%
Perpetual growth rate	1.8% - 3.6%	3% - 5%
Discount rate	10%	11%

Some of the assumptions were determined with the assistance of an independent valuer in connection with the Aventis acquisition.

•	The operating margin used is the weighted average of the operating margins for each business segment. A 20-year cash flow projection period is used.

•	The perpetual growth rate is an average rate by business segment and geographical area.

•	The discount rate is the average for all geographical areas within a single business segment.

No impairment losses have been recognized against goodwill.

Certain intangible assets for which indicators of potential impairment had been identified during 2005 were tested for impairment.

The results of these tests have led the Group to recognize pre-tax impairment losses of €966 million, primarily in respect of products subject to competition from generics in the United States of America, especially Allegra®. This amount also includes impairment losses taken against research and development projects recognized at the time of the Aventis acquisition (€112 million).

In addition, an after-tax impairment loss of €55 million relating to the Hexavac vaccine was recognized in the books of the Sanofi Pasteur MSD vaccines joint venture, and included in the sanofi-aventis consolidated financial statements under Share of profits/losses of associates.

Impairment losses taken against property, plant and equipment are disclosed in Note D.3.

D.6. Investments in associates, including advances

Associates consist of companies over which sanofi-aventis exercises significant influence, and joint ventures. Sanofi-aventis accounts for joint ventures using the equity method (i.e. as associates), in accordance with the allowed alternative treatment specified in IAS 31 (Financial Reporting of Interests in Joint Ventures).

Investments in associates (including advances) at December 31, 2005 and December 31, 2004 were as follows:

(€ million)	% interest at December 31, 2005	December 31, 2005	December 31, 2004
Sanofi Pasteur MSD	50.0	551	608
Merial	50.0	1,451	1,295
Wacker-Chemie (1)	—	—	400
InfraServ Höchst	30.0	93	95
Diabel (2)	50.0	—	151
Entities and companies managed by Bristol-Myers Squibb (3)	49.9	195	160
Financière des Laboratoires de Cosmétologie Yves Rocher	39.1	80	126
Other investments and advances	—	107	96

Total		2,477	2,931

(1)	See Note D.2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

(2)	See Notes D.8. and D.36. This investment was reclassified to “Assets held for sale” in the balance sheet as of December 31, 2005.
(3)	Under the terms of the agreements with Bristol-Myers Squibb (BMS) (see Note C.1.), entities majority-owned by BMS are accounted for as associates in the balance sheet, with sanofi-aventis’ share of their net assets recorded in Investments in associates.

The financial statements include various commercial transactions between the Group and non-consolidated related companies accounted for by the equity method. These transactions are principally purchases and sales.

(€ million)	December 31, 2005
Sales	907
Accounts receivable	319

Purchases	240
Trade payables	42
Other liabilities (1)	318

(1)	See Note D.19.

Key financial indicators for these companies as of December 31, 2005 and for the year then ended (excluding the effects of the Aventis purchase price allocation, see Note D.1.2.) are shown in the table below:

(€ million)	Principal associates (1) (100% impact)		Principal Joint ventures (2) (share held by sanofi-aventis)
	December 31 2005	December 31 2004	December 31 2005	December 31 2004
Non-current assets	1,004	870	291	237
Current assets	2,510	2,674	667	510
Non-current liabilities	467	399	69	60
Current liabilities	1,625	1,964	349	278
Shareholders’ equity	1,190	961	538	409
Minority interests	232	220	2	0

Net sales	7,458	6,850	1,136	1,067
Cost of sales	1,949	1,979	289	381
Operating income	1,970	1,860	288	298
Net income	1,714	1,494	184	148

(1)	Financial information presented before appropriation of the profits of alliance partners.
(2)	The principal joint ventures are:

	Partner	Business
Merial	Merck & Co	Animal Health
Sanofi Pasteur-MSD	Merck & Co	Vaccines

D.7. Financial assets – non-current

The main items included in Financial assets – non-current are:

(€ million)	December 31, 2005	December 31, 2004
Available-for-sale financial assets	736	469
Prepaid pension obligations (see D18.1.)	3	2
Long-term loans and advances	457	441
Derivative instruments (see D.20.)	122	58

Total carrying amount	1,318	970

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Equity investments classified as available-for-sale financial assets at December 31, 2005 include:

•	Rhodia (€174 million, based on the quoted stock market price at December 31, 2005). This represented 8.17% of the capital of Rhodia as of that date, against 15.31% at December 31, 2004.
The dilution of the interest is due to a share issue carried out by Rhodia to which sanofi-aventis did not subscribe.

•	ProStrakan (€43 million). This 13.66% interest arose from the August 2004 merger between Strakan and Proskelia, a research company 37.5% owned by Aventis.

•	Interests in companies with which sanofi-aventis has collaboration agreements in R&D: Millennium Inc. (€37 million), IDM Pharma Inc (€4 million), Regeneron (€38 million).

•	Interests in R&D companies such as Introgen (€19 million) and Proteome Science Plc (€19 million).

•	Financial assets held to match commitments (€305 million).

The unrealized gain (net of tax) on available-for-sale financial assets recognized directly in equity in the year ended December 31, 2005 amounted to €98 million, compared with €85 million in the year ended December 31, 2004 (see Note D.15.7.).

Available-for-sale financial assets include equity investments in companies not quoted in an active market. The carrying amount of these investments was €66 million at December 31, 2005, compared with €65 million at December 31, 2004.

D.8. Assets held for sale

On January 13, 2006, sanofi-aventis announced the signature of an agreement to transfer its rights to Exubera® (an inhaled human insulin) to Pfizer. The terms of the 1998 alliance between Aventis and Pfizer to jointly develop, manufacture and market Exubera® included a change of control clause, which Pfizer decided to activate following the acquisition of Aventis by Sanofi-Synthélabo.

Under the terms of the agreement signed on January 13, 2006, sanofi-aventis will sell Pfizer its share in the worldwide rights for the development, manufacture and marketing of Exubera®, along with its interest in the Diabel joint venture (based in Frankfurt, Germany), which owns the insulin manufacturing facility used in the production of Exubera®.

In return for the transfer of these assets and rights, sanofi-aventis will receive a payment of $1.3 billion net of German local taxes. Completion of the deal is subject to various conditions, one of which – approval by the German antitrust authorities – was fulfilled in January 2006. The sale is expected to be completed during the first quarter of 2006.

The table below shows a breakdown of the assets and liabilities classified as held for sale in connection with the sale of sanofi-aventis’ rights to Exubera®:

(€ million)
Total assets held for sale	676

Total liabilities related to assets held for sale	(259)

Net value of assets held for sale	417

Acquired in-process research and development (1)	506
Equity-accounted interest in Diabel joint venture	139
Liabilities owed to related parties	(46)
Deferred tax liabilities	(172)
Other items	(10)

Total	417

(1)	Identified in the Aventis purchase price allocation effective August 20, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

D.9. Inventories

Inventories as of December 31, 2005 and December 31, 2004 comprised:

	December 31, 2005			December 31, 2004
(€ million)	Gross	Impairment	Net	Gross	Impairment	Net
Raw materials	775	(40)	735	645	—	645
Work in process	1,970	(78)	1,892	1,758	—	1,758
Finished goods	963	(160)	803	699	(70)	629

Total	3,708	(278)	3,430	3,102	(70)	3,032

Inventories held by Aventis were recognized on the acquisition date at fair value, which differed from production cost (see note D.1.2 on the acquisition of Aventis). At December 31, 2005, the residual valuation difference was €34 million, all of which related to inventories of vaccines. At December 31, 2004, the valuation difference was €409 million.

The impact of changes in inventory impairment provisions in the year ended December 31, 2005 was a net expense of €192 million (against €51 million in 2004).

D.10. Accounts receivable

Accounts receivable as at December 31, 2005 and 2004 break down as follows:

(€ million)	December 31, 2005	December 31, 2004
Gross value	5,188	4,532
Impairment	(167)	(78)

Net value	5,021	4,454

Some former Aventis group companies regularly transferred trade receivables under programs set up in Europe and Japan. All European programs ended in the first quarter of 2005, and all Japanese programs ended in the third quarter of 2005. Proceeds from sales of receivables transferred under these programs amounted to €479 million at December 31, 2004.

D.11. Other current assets

Other current assets as at December 31, 2005 and 2004 break down as follows:

(€ million)	December 31, 2005	December 31, 2004
Taxes recoverable	1,082	1,084
Other receivables (1)	1,151	637
Prepaid expenses	201	268

Total (net)	2,434	1,989

(1)	This line mainly comprises amounts due from alliance partners, advance payments to suppliers, sales commission receivable, and amounts due from employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

D.12. Financial assets – current

Financial assets – current as at December 31, 2005 and 2004 break down as follows:

(€ million)	December 31, 2005	December 31, 2004
Interest rate derivatives measured at fair value (note D.20.)	31	34
Currency derivatives measured at fair value (note D.20.)	257	540
Other current financial assets	23	74

Total (net)	311	648

D.13. Cash and cash equivalents

(€ million)	December 31, 2005	December 31, 2004
Cash (1)	941	1,533
Cash equivalents	308	307

Cash and cash equivalents	1,249	1,840

(1)	Includes cash held by captive insurance and reinsurance companies (€447 million at December 31, 2005; €374 million at December 31, 2004).

D.14. Net deferred tax position

The net deferred tax position at December 31, 2005 and 2004 was as follows:

(€ million)	December 31, 2005	December 31, 2004
Deferred tax on:
• Consolidation adjustments (intragroup margin on inventory)	759	572
• Provision for pensions and other employee benefits	1,039	1,015
• Remeasurement of Aventis intangible assets	(10,797)	(12,491)
• Adjustment to fair value of acquired Aventis inventories	(13)	(149)
• Recognition of Aventis property, plant and equipment at fair value	(111)	(118)
• Adjustment to fair value of debt on acquisition of Aventis	36	68
• Tax cost of distributions made from reserves	(794)	(867)
• Stock options	149	—
• Other non-deductible provisions and other items	619	931

Net deferred tax liability	(9,113)	(11,039)

The impact of the first-time consolidation of Aventis at fair value on August 20, 2004 was an additional deferred tax liability of €12,663 million (see Note D.1.2.), mainly due to deferred tax liabilities arising on the remeasurement of intangible assets. Deferred tax effects resulting in a matching adjustment to goodwill in 2005 totaled €354 million (see Note D.4.).

Deferred tax recognized directly in equity during 2005 comprised the tax effects of:

–	the exercise of stock options held by employees of our U.S. subsidiaries (€60 million);

–	the recognition at fair value of available-for-sale financial assets and hedging derivatives (€21 million, see Note D.15.7.).

Deferred tax assets not recognized because their future recovery was regarded as uncertain given the likely future results of the entities in question amounted to €578 million as of December 31, 2005, compared with €415 million as of December 31, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

At December 31, 2005, the Group had €741 million of tax losses available for carry-forward, due to expire as follows:

(€ million)	Tax loss
2006	4
2007	23
2008	34
2009	19
2010	19
2011 and later	642

Total	741

Use of these tax loss carryforwards is limited to the entity in which they arose. In jurisdictions where tax consolidations are applied, carryforwards are able to be netted against taxable income generated by the entities in the consolidated tax group.

In certain countries, withholding taxes and other tax costs are incurred by the Group when dividends are distributed. A €794 million deferred tax liability was recorded at December 31, 2005 in respect of distributions made by some subsidiaries out of their reserves (€867 million at December 31, 2004). The amount of unrecognized deferred tax liabilities on withholding taxes and other taxes on the undistributed profits of some subsidiaries is immaterial, leaving aside the fact these amounts will be reinvested indefinitely.

The net deferred tax position at December 31, 2005 breaks down as follows:

(€ million)	December 31, 2005
Deferred tax assets:
• Short-term	1,488
• Long-term	1,912

Deferred tax liabilities:
• Short-term	(136)
• Long-term (1)	(12,377)

Net deferred tax position (liability)	(9,113)

(1)	Includes portion reversing within less than one year relating to depreciation and amortization charges on the fair value adjustments to the property, plant and equipment and intangible assets of Aventis, estimated at €1,400 million.

D.15. Shareholders’ equity

D.15.1. Share capital

The share capital of €2,802,613,138 consists of 1,401,306,569 shares with a par value of €2.

Treasury shares held by sanofi-aventis are as follows:

Date	Number of shares	%
December 31, 2005	58,211,254	4.15%
December 31, 2004	77,207,485	5.47%
January 1, 2004	49,990,262	6.82%

Treasury shares are deducted from shareholders’ equity. Gains and losses on disposals of treasury shares are taken directly to shareholders’ equity and are not recognized in net income for the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

D.15.2. Capital increase reserved for employees (employee share ownership plan)

At its meeting of November 7, 2005, the Board of Directors used the authorization granted by the Combined General Meeting of May 31, 2005 to launch an employee share ownership plan by carrying out a capital increase reserved for employees. The plan involved the issuance of a maximum of 7 million shares, ranking for dividend from January 1, 2005 and priced at €54.09 per share. The subscription period was from November 21, 2005 through December 2, 2005, and a total of 2,037,887 shares were subscribed. An expense of €31 million was recognized, in respect of this capital increase in the income statement, for the year ended December 31, 2005.

D.15.3. Adjustment to shareholders’ equity related to the Sanofi/Synthélabo merger

As a result of the merger between Sanofi and Synthélabo, an adjustment of €27 million was made to shareholders’ equity at December 31, 2004, relating mainly to the settlement of tax litigation, primarily in Europe and the United States of America.

D.15.4. Repurchase of sanofi-aventis shares

The General Meeting of sanofi-aventis shareholders of May 31, 2005 authorized a share repurchase program for a period of 18 months.

In the year ended December 31, 2005, sanofi-aventis did not repurchase any of its own shares under the programs authorized by the General Meetings of June 23, 2004 and May 31, 2005.

D.15.5. Reduction in share capital

The Board of Directors’ meeting of May 31, 2005, decided to cancel 16,234,385 treasury shares representing 1.15% of the share capital.

D.15.6. Cumulative translation differences

Cumulative translation differences at December 31, 2005 and December 31, 2004 break down as follows:

(€ million)	December 31, 2005	December 31, 2004
Attributable to sanofi-aventis shareholders	1,332	(2,925)
Attributable to minority interests	2	(35)

Total	1,334	(2,960)

On first-time adoption of IFRS on January 1, 2004, all cumulative translation differences for all foreign operations of the Sanofi-Synthélabo group were eliminated through shareholders’ equity, having been deemed to be zero at the IFRS transition date. Cumulative translation differences previously recorded in the Aventis balance sheet were eliminated as of the acquisition date.

The movement in cumulative translation differences during the period was primarily due to the effect of changes in the US dollar exchange rate on intangible assets, goodwill and deferred taxes.

The reduction in minority interests in cumulative translation differences was mainly due to the buyout of minority shareholders in Hoechst, which held equity interests in companies outside the euro zone, especially in the United States of America.

Cumulative translation differences attributable to sanofi-aventis shareholders at December 31, 2005 include €98 million for the post-tax effect of currency hedges of net investments in foreign operations, in accordance with the accounting policy described in Note B.8.4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

D.15.7. Items recognized directly in equity

Movements in items recognized directly in equity in the years ended December 31, 2005 and 2004 were as follows:

(€ million)	December 31, 2005	December 31, 2004
Balance, beginning of period	139	70

Available-for-sale financial assets:
• Gains/(losses) on fair value remeasurement	23	94
• Deferred taxes on these gains/(losses)	(10)	(19)

Derivatives designated as hedging instruments:
• Gains/(losses) on fair value remeasurement	(89)	(10)
• Deferred taxes on these gains/(losses)	31	4

Balance, end of period	94	139

D.15.8. Share-based payment

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

With effect from December 31, 2004, stock subscription options granted by Aventis and not yet exercised may be exercised in sanofi-aventis shares on the same terms, subject to the adjustments described below. The number and subscription price of the optioned shares have been adjusted to reflect the share exchange ratio applicable to Aventis shareholders, subject to possible further adjustment in the event of future capital transactions. The new terms for the exercise of options, subject to future financial adjustments, are as follows:

-	The number of sanofi-aventis shares for which each grantee may subscribe under a given stock option plan equals the number of Aventis shares to which the grantee may subscribe under that plan multiplied by the exchange ratio applicable to the shareholders (i.e. 27/23), rounded down to the nearest whole number.

-	The subscription price per sanofi-aventis share equals the subscription price per Aventis share divided by the exchange ratio applicable to the shareholders (i.e. 27/23), rounded down to the nearest euro cent.

Stock purchase option plans

In the case of stock option plans issued by Aventis Inc. and Hoechst AG entitling the grantees to purchase Aventis shares, the plan regulations have been amended in accordance with the principles described above so as to enable the grantees to purchase sanofi-aventis shares. The other terms of exercise are unchanged.

Share warrants

Under two capital increases reserved for Aventis Group employees belonging to the Aventis Group employee savings plan, carried out in September 2002 (“Plan Horizon 2002”) and December 2003 (“Plan Horizon 2003”), Aventis issued, to certain German employees of the Aventis Group, shares accompanied by

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

warrants giving entitlement to subscribe for Aventis shares. These shares with warrants attached were subscribed for on behalf of these employees by two dedicated mutual funds, “Aventis Deutschland 2002” and “Aventis Deutschland 2003”.

Sanofi-aventis owns the share warrants issued in 2002 and 2003, having acquired them as part of the public offer for Aventis. These warrants are recorded as a deduction from shareholders’ equity, amounting to €6 million, on the line Treasury shares.

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

b) Description of stock option plans

New 2005 stock subscription option plan granted by sanofi-aventis

On May 31, 2005, the Board of Directors of sanofi-aventis granted 15,228,505 stock subscription options at an exercise price of €70.38 per share.

The vesting period is 4 years and the plan expires on May 31, 2015.

Stock purchase option plans

Sanofi and Synthélabo awarded several stock option plans which allow grantees to purchase a fixed number of shares at a pre-determined price over a specified period. Options generally vest over two to five years from the date of grant and expire seven to twenty years from the date of grant. Shares acquired under these plans generally may not be disposed of prior to the fifth anniversary of the date of grant.

The stock option plans allowing grantees to purchase shares in Aventis Inc. (formerly Rhône-Poulenc Rorer Inc.) and issued by that company were bought out or exchanged by that company for options to purchase shares in Rhône-Poulenc S.A. (subsequently Aventis) in October 1997, when the Aventis group bought out the minority shareholders of Aventis Inc.

On the formation of Aventis, grantees of 1998 Hoechst stock purchase options were offered either a cash payment or the possibility of exercising their options or converting them into options to purchase Aventis shares. Grantees of Hoechst 1999 options had their options converted into options to purchase Aventis shares, which in turn were converted into options to purchase sanofi-aventis shares on completion of the merger on December 31, 2004.

Details of the terms of exercise of stock purchase options granted under the various plans are presented below in sanofi-aventis share equivalents. The table shows all sanofi-aventis stock purchase option plans still outstanding or under which options were exercised in the year ended December 31, 2005.

Origin	Date of grant	Options granted	Start date of exercise period	Expiration date	Exercise price (in euros) (*)	Options outstanding at December 31, 2005
Synthélabo	12/15/1993	364,000	12/15/1998	12/15/2013	6.36	8,950
Synthélabo	10/18/1994	330,200	10/18/1999	10/18/2014	6.01	22,300
Aventis (RPR Inc)	02/27/1995	1,032,398	02/28/1998	02/27/2005	12.04	—
Aventis (RPR Inc)	11/27/1995	14,863	11/27/1998	11/27/2005	14.03	—
Synthélabo	12/15/1995	442,000	12/15/2000	12/15/2015	8.50	5,300
Synthélabo	01/12/1996	208,000	01/12/2001	01/12/2016	8.56	32,570
Aventis (RPR Inc)	02/27/1996	977,453	02/28/1999	02/27/2006	19.26	103,379
Aventis (RPR Inc)	03/01/1996	28,174	03/01/1999	03/01/2006	19.22	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Origin	Date of grant	Options granted	Start date of exercise period	Expiration date	Exercise price (in euros) (*)	Options outstanding at December 31, 2005
Synthélabo	04/05/1996	228,800	04/05/2001	04/05/2016	10.85	54,500
Aventis (RPR Inc)	02/20/1997	1,024,346	02/21/1999	02/20/2007	22.15	157,869
Synthélabo	10/14/1997	262,080	10/14/2002	10/14/2017	19.73	63,052
Synthélabo	06/25/1998	296,400	06/26/2003	06/25/2018	28.38	90,650
Sanofi	12/10/1998	1,200,000	12/11/2000	12/10/2005	34.95	—
Synthélabo	03/30/1999	716,040	03/31/2004	03/30/2019	38.08	481,600
Aventis (Hoechst AG)	09/07/1999	2,930,799	09/08/2002	09/07/2009	41.25	497,776
Sanofi-Synthélabo	05/24/2000	4,292,000	05/25/2004	05/24/2010	43.25	2,791,607
Sanofi-Synthélabo	05/10/2001	2,936,500	05/11/2005	05/10/2011	64.50	2,765,515
Sanofi-Synthélabo	05/22/2002	3,111,850	05/23/2006	05/22/2012	69.94	3,031,050

Total						10,106,118

(*)	The exercise price for stock purchase options issued by Rhône-Poulenc Rorer Inc has been translated into euros at the euro/US dollar exchange rate as of December 31, 2005.

Under IFRS, sanofi-aventis shares acquired to cover stock purchase options are deducted from shareholders’ equity. The exercise of all outstanding stock purchase options would increase shareholders’ equity by €560 million.

Stock subscription option plans

Details of the terms of exercise of stock subscription options granted under the various plans are presented below in sanofi-aventis share equivalents. These options have been granted to certain corporate officers and employees of Group companies.

The table shows all sanofi-aventis stock subscription option plans which are still outstanding or for which exercise took place in the year ended December 31, 2005.

Origin	Date of grant	Options granted	Start date of exercise period	Expiration date	Exercise price (in euros)	Options outstanding at December 31, 2005
Aventis	02/07/1995	1,350,000	02/07/1998	02/07/2005	15.04	—
Aventis	12/14/1995	1,760,870	12/14/1998	12/14/2005	13.11	—
Aventis	12/17/1996	2,054,348	01/06/2000	12/17/2006	20.04	147,527
Aventis	12/16/1997	4,193,217	01/06/2001	12/16/2007	32.15	680,660
Aventis	12/15/1998	6,372,000	01/06/2002	12/15/2008	34.14	1,754,587
Aventis	12/15/1999	5,910,658	01/06/2003	12/15/2009	50.04	3,526,356
Aventis	05/11/2000	877,766	05/11/2003	05/11/2010	49.65	370,399
Aventis	11/14/2000	13,966,871	11/15/2003	11/14/2010	67.93	11,418,029
Aventis	03/29/2001	612,196	03/30/2004	03/29/2011	68.94	557,331
Aventis	11/07/2001	13,374,051	11/08/2004	11/07/2011	71.39	10,985,337
Aventis	03/06/2002	1,173,913	03/07/2005	03/06/2012	69.82	1,173,906
Aventis	11/12/2002	11,775,414	11/13/2005	11/12/2012	51.34	8,747,979
Aventis	12/02/2003	12,012,414	12/03/2006	12/02/2013	40.48	10,772,382
Sanofi-Synthélabo	12/10/2003	4,217,700	12/11/2007	12/10/2013	55.74	4,154,000
Sanofi-aventis	05/31/2005	15,228,505	06/01/2009	05/31/2015	70.38	14,936,090

Total						69,224,583

The exercise of all outstanding stock subscription options would increase shareholders’ equity by approximately €4,128 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Summary of stock option plans

A summary of stock options outstanding at December 31, 2005, December 31, 2004, and December 31, 2003, and of changes during the relevant periods, is presented below:

		Exercise price
	Number of options	Weighted average per share (€)	Aggregate (€ million)
Options outstanding at December 31, 2003	17,401 648	52.10	907

Aventis options converted into sanofi-aventis options	57,349,697	55.69	3,193
Options exercised	(1,391,147)	29.30	(41)
Options expired/forfeited	(105,700)	51.70	(5)

Options outstanding at December 31, 2004	73,254,498	55.34	4,054
of which exercisable	36,471,794	57.25	2,088

Options granted	15,228,505	70.38	1,071
Options exercised	(6,827,577)	44.98	(306)
Options expired/forfeited	(2,324,725)	56.69	(131)

Options outstanding at December 31, 2005	79,330,701	59.10	4,688
of which exercisable	43,860,426	59.60	2,614

The table below provides summary information about options outstanding and exercisable at December 31, 2005:

	Outstanding			Exercisable
Range of exercise prices per share	Number of options	Average residual life (in years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €1.00 to €10.00 per share	69,120	9.49	7.45	69,120	7.45
From €10.00 to €20.00 per share	220,931	6.06	17.32	220,931	17.32
From €20.00 to €30.00 per share	396,046	3.72	22.79	396,046	22.79
From €30.00 to €40.00 per share	2,916,847	4.49	34.33	2,916,847	34.33
From €40.00 to €50.00 per share	14,432,164	7.10	41.28	3,659,782	43.63
From €50.00 to €60.00 per share	16,428,335	6.61	52.17	10,284,535	50.89
From €60.00 to €70.00 per share	18,945,831	5.35	67.90	15,327,828	67.42
From €70.00 to €80.00 per share	25,921,427	8.02	70.81	10,985,337	71.39

Total	79,330,701			43,860,426

Measurement of stock option plans

Plans awarded since 2000 by companies in the former Sanofi-Synthélabo group, and plans awarded by companies in the former Aventis group, have been measured and recognized as an expense in accordance with IFRS 2 (Share-Based Payment).

Plans awarded prior to 2000 (the vesting period of which ended prior to January 1, 2004) by companies in the former Sanofi-Synthélabo group have not been recognized in the consolidated financial statements. The value of all stock subscription option plans awarded by companies in the former Aventis group was measured as part of the purchase price allocation (see Note D.1.2), but an accounting expense has been recognized only for plans of which the vesting period was still open at August 20, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

The fair value of the plan awarded in 2005 is €247 million. The fair value of the former Aventis plans assumed on August 20, 2004 is €1,048 million, of which €746 million was allocated to the purchase price.

The following assumptions were used in determining the fair value of these plans:

•	dividend payout of 1.85% (2005 plan) and 2.00% (former Aventis plans);

•	residual life of 8 years (2005 plan) and of between 0.4 and 8.55 years (former Aventis plans);

•	volatility of sanofi-aventis shares, computed on a historical basis, of 18.44% (2005 plan);

•	volatility of Sanofi-Synthélabo shares, computed on a historical basis, of 35.3% (former Aventis plans);

•	risk-free interest rate of 3.08% (2005 plan) and of between 1.98% and 4.13% (former Aventis plans).

The weighted average fair value of the options awarded in 2005 is €16.68 per option, and the weighted average fair value of the former Aventis options (measured as of August 20, 2004) is €20.81 per option.

The expense recognized for stock option plans, and the matching entry taken to shareholders’ equity, amounted to €199 million in the year ended December 31, 2005 and €112 million in the year ended December 31, 2004.

D.15.9. Number of shares used to compute diluted earnings per share

Diluted earnings per share is computed using the number of shares outstanding plus stock options with a potentially dilutive effect.

	2005	2004
Average number of shares outstanding (million)	1,336.5	910.3
Adjustment for options with potentially dilutive effect (million)	10.0	4.5
Average number of shares used to compute diluted earnings per share (million)	1,346.5	914.8

In 2005, a total of 42.1 million stock options were not taken into account in the calculation because they do not have a potentially dilutive effect, compared with 38.2 million in 2004.

D.16. Minority interests

Minority interests in consolidated companies break down as follows:

(€ million)	2005	2004
Minority interests of ordinary shareholders
Hoechst AG (see Note D.2.)	—	303
Pharmaserv Marburg (see Note D.2.)	—	12
Laboratoires Maphar	6	6
BMS	89	70
Aventis Pharma India	54	34
Rhône Cooper	10	5
Aventis Pakistan	6	3
Other	24	29

Total	189	462

Under the terms of the agreements with Bristol-Myers Squibb (BMS see Note C.1.), the BMS share of the net assets of entities majority-owned by sanofi-aventis is recognized in Minority interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

D.17. Debt, cash and cash equivalents

The table below shows the Group’s net debt at December 31, 2005 and December 31, 2004:

	December 31, 2005	December 31, 2004
Long-term debt, at amortized cost	4,750	8,654
Short-term debt and current portion of long-term debt	6,425	7,388
Cash and cash equivalents	(1,249)	(1,840)

Net debt	9,926	14,202

Reconciliation of carrying amount to value on redemption

	Carrying amount at Dec. 31, 2005	Amortized cost	Adjustment to debt measured at fair value	Value on redemption: Dec. 31, 2005	Value on redemption: Dec. 31, 2004
Long-term debt	4,750	40	(126)	4,664	8,504
Short-term debt and current portion of long-term debt	6,425	15	(12)	6,428	7,388
Cash and cash equivalents	(1,249)	—	—	(1,249)	(1,840)

Net debt	9,926	55	(138)	9,843	14,052

a) Principal financing transactions during the year

During 2005, the €16 billion credit facility used to finance the Aventis acquisition, of which €10.5 billion was drawn down at December 31, 2004, was repaid in full. Sanofi-aventis also terminated, in advance of the contractual expiry date, all the confirmed bilateral bank facilities contracted by Aventis prior to the acquisition. Five new transactions were used to refinance this debt:

•	Syndicated 364-day bank facility of €5 billion with four 364-day extension options and a one-year term out option. The first extension option has been exercised, thereby extending the initial expiry of the facility from January 2006 to January 2007.

•	Three bilateral 364-day bank facilities totaling $1.6 billion (€1.3 billion).

These €6.3 billion bank facilities, which are confirmed but have not been drawn down, are being used to back two commercial paper programs, of €6 billion in France and $3 billion in the United States of America. In 2005, the average drawdown under these programs was €5 billion (minimum €1.2 billion, maximum €6.3 billion). As of December 31, 2005, drawdowns under these programs amounted to €4.3 billion (1).

•	Syndicated bank facility of €8 billion, comprising a 5-year tranche of €5.5 billion (with two one-year extension options exercisable at the end of years 1 and 2) and a 7-year tranche of €2.5 billion. As of December 31, 2005, a total of €1 billion was drawn down under this facility (2).

•	Four bank loans of €500 million each maturing March 2008. In December 2005, given the success of the debt reduction program, €1 billion was repaid ahead of the contractual maturity date (3).

•	A €1 billion floater bond issue with a 2-year maturity (May 2007) (4).

The financing in place at December 31, 2005 contains no financial covenants, and no clauses indexing credit spreads or fees to the sanofi-aventis credit rating.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

b) Net debt by type, at value on redemption

	December 31, 2005			December 31, 2004
	non-current	current	Total	non-current	current	Total
Bond issues (4)	2,564	1,302	3,866	2,815	—	2,815
Credit facility drawdowns (2)	1,000	—	1,000	—	—	—
Other bank borrowings (3)	1,051	390	1,441	5,636	5,577	11,213
Commercial paper (1)	—	4,353	4,353	—	1211	1,211
Finance leases	33	5	38	37	—	37
Other borrowings (5)	16	—	16	16	—	16
Bank overdrafts	—	378	378	—	600	600

Total debt	4,664	6,428	11,092	8,504	7,388	15,892

Cash and cash equivalents	—	(1,249)	(1,249)	—	(1,840)	(1,840)

Net debt	4,664	5,179	9,843	8,504	5,548	14,052

The bond issues (4), quoted on the Luxembourg stock exchange and carried out under Euro Medium Term Note (EMTN) documentation, comprise:

•	Bonds issued in April 2001 for a nominal value of €1,250 million, maturing April 18, 2006, bearing annual interest of 5.0%

•	Bonds issued in September 2003 for a nominal value of €1,500 million, maturing September 15, 2010, bearing annual interest of 4.25%

•	Bonds issued in November 2003 for a nominal value of 100 million Swiss francs, maturing November 12, 2007, bearing annual interest of 1.98%

•	Bonds issued in May 2005 for a nominal value of €1,000 million, maturing May 2007, bearing annual interest at 3-month Euribor plus 0.05%

•	Bonds issued in June 2005 for a nominal value of 80 million Swiss francs, maturing December 21, 2006, bearing annual interest at 1-month Swiss-franc Libor less 0.01%

The drawdowns under credit facilities and commercial paper programs listed above relate to the facilities and programs described in item a) above.

“Other bank borrowings” comprise the €1 billion loan contracted by the parent company as described in item a) above, and various loans contracted by subsidiaries.

“Other borrowings” (5) include:

•	Participating shares issued between 1983 and 1987, of which 146,678 remain outstanding, valued at €16 million (net of shares held by sanofi-aventis)

•	Series A participating shares issued in 1989, of which 3,296 remain outstanding, valued at €0.2 million (including premium).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

c) Debt by maturity, at value on redemption

	December 31, 2005
		Current 2006	Non-current
	Total		2007	2008	2009	2010	2011	2012 and later
Bond issues	3,866	1,302	1,064	—	—	1,500	—	—
Credit facility drawdowns (1)	1,000	—	—	—	—	—	—	1,000
Other bank borrowings	1,441	390	11	1,013	11	12	1	3
Commercial paper	4,353	4,353	—	—	—	—	—	—
Finance leases	38	5	4	4	4	3	6	12
Other borrowings	16	—	—	—	—	—	—	16
Bank overdrafts	378	378	—	—	—	—	—	—

Total debt	11,092	6,428	1,079	1,017	15	1,515	7	1,031

Cash and cash equivalents	(1,249)	(1,249)	—	—	—	—	—	—

Net debt	9,843	5,179	1,079	1,017	15	1,515	7	1,031

(1)	Maturities shown for credit facility drawdowns are those of the facility, not the drawdown.

	December 31, 2004
	Total	2005	2006	2007	2008	2009	Over 5 years
Total debt	15,892	7,338	1,347	5,563	—	—	1,644
Cash and cash equivalents	(1,840)	(1,840)	—	—	—	—	—

Net debt	14,052	5,498	1,347	5,563	—	—	1,644

The main undrawn confirmed credit facilities at December 31, 2005 break down as follows:

Year of expiry	Undrawn confirmed credit facilities available
2007	2,000
2010	5,500
2012	1,500

Total	9,000

Undrawn, confirmed credit facilities available include:

•	€8 billion syndicated credit facility expiring 2010 (€5.5 billion) and 2012 (€2.5 billion, of which €1 billion was drawn down at end 2005 and €1.5 billion is undrawn);

•	confirmed bank facilities available for backing commercial paper programs, of which €2 billion was not being used to back drawdowns under French and U.S. commercial paper programs as of December 31, 2005.

In addition, €4.3 billion of confirmed undrawn bank facilities were being used to back outstanding French and U.S. commercial paper programs at December 31, 2005.

As of December 31, 2005, no single counterparty represented more than 8.5% of the Group’s confirmed undrawn credit facilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

d) Debt analysis by interest rate

The table below splits net debt between fixed and floating rate, and by maturity (measured by reference to the contractual repricing date in the case of floating rate), at December 31, 2005. The figures shown represent value on redemption, before taking account of the effects of derivative instruments:

	Total	2006	2007	2008	2009	2010	2011	2012 and later
Fixed-rate debt	2,920	1,264	75	14	14	1,517	7	29

% fixed-rate	30%

Floating-rate debt (maturity = contractual repricing date)	6,923	6,923	—	—	—	—	—	—

% floating-rate	70%

Net debt	9,843	8,187	75	14	14	1,517	7	29

Floating-rate debt is generally indexed to euro zone interbank offered rates (Euribor).

In order to reduce the amount and volatility of the cost of debt, sanofi-aventis has contracted derivative instruments (swaps, caps, combinations of purchases of caps and sales of floors). This has the effect of altering the fixed/floating split of the Group’s net debt, and the maturity based on contractual repricing dates:

	Total	2006	2007	2008	2009	2010	2011	2012 and later
Fixed-rate debt	4,855	2,264	10	14	14	1,517	7	1,029

% fixed-rate	49%	33%

Debt at capped rates	3,250	3,000	250	—	—	—	—	—

Limits [floor/cap]		[2.28%/3.23%]	[0%/4%]

% at capped rates	33%	43%

Floating-rate debt	1,738	1,738	—	—	—	—	—	—

% floating-rate	18%	24%

Net debt	9,843	7,002	260	14	14	1,517	7	1,029

The weighted average interest rate of net debt at December 31, 2005 was 3.1% before financial instruments and 3.2% after financial instruments.

After taking account of the derivative instruments in place at December 31, 2005, sensitivity of pre-tax net income for the year ended December 31, 2006 to movements in market interest rates affecting the entire year is as follows:

Impact on pre-tax net income
+ 100 bp	(37)
+ 25 bp	(10)
- 25 bp	8
- 100 bp	31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

e) Net debt by currency

The table below shows net debt by currency at December 31, 2005, before and after taking account of derivative instruments contracted to convert third-party debt into the functional currency of the borrower entity:

	Before derivative instruments	%	After derivative instruments	%
EUR	8,469	86%	10,121	103%
USD	1,555	16%	20	—
Other currencies	(181)	(2%)	(298)	(3%)

Total	9,843	100%	9,843	100%

f) Market value of debt

The market value of debt (excluding derivative instruments) at December 31, 2005 amounted to €9,930 million, compared with a carrying amount of €9,926 million.

Interest rate and currency derivatives contracted for debt management purposes had a positive fair value of €38 million (see Note D.20.).

D.18. Provisions and other non-current liabilities

Provisions and other non-current liabilities at December 31, 2005 and 2004 comprise:

(€ million)	Provisions for pensions and other long-term benefits (D.18.1.)	Restructuring provisions (D.18.2.)	Other provisions (D.18.3.)	Other non-current liabilities (D.18.4.)	Total
January 1, 2004	586	5	306	7	904

Impact of Aventis acquisition	2,892	144	2,755	402	6,193
Charged during the period	150	48	269	2	469
Provisions utilized	(156)	(8)	(90)	(33)	(287)
Reversals of unutilized provisions	—	—	(107)	—	(107)
Transfers	(1)	(75)	(17)	35	(58)
Translation adjustments	(51)	—	(97)	(37)	(185)

December 31, 2004	3,420	114	3,019	376	6,929

Changes in scope of consolidation	(7)	—	—	—	(7)
Charged during the period	345	89	535	3	972
Provisions utilized	(412)	(26)	(251)	(7)	(696)
Reversals of unutilized provisions	(43)	(5)	(274)	—	(322)
Transfers (2)	78	(26)	176	14	242
Unwinding of discount	—	2	43	6	51
Unrealized foreign exchange gain/loss	—	—	—	(9)	(9)
Translation adjustments	82	3	178	31	294

December 31, 2005	3,463 (1)	151	3,426	414	7,454

(1)	€3,252 million for pension obligations and €211 million for other post-employment benefits (see Note D.18.1).
(2)	This line includes, in particular, transfers between current and non-current provisions due to revisions to the expected settlement date of certain obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

D.18.1. Provisions for pensions and other benefits

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

Actuarial valuations of the Group’s benefit obligations were computed with the assistance of external valuation experts as of December 31, 2005 and 2004. The calculations incorporate the following:

•	Assumptions on staff turnover and life expectancy, specific to each country

•	A retirement age of 60 to 65 for a total working life allowing for full rate retirement rights for French employees, and retirement assumptions reflecting local economic and demographic factors specific to foreign employees

•	A salary inflation rate ranging from 3% to 4.5% at December 31, 2005 (3% to 4.5% at December 31, 2004)

•	An annuity inflation rate ranging from 2% to 3% for the principal countries (1.5% to 3% at December 31, 2004)

•	A weighted average rate for healthcare cost inflation of 4.88% at December 31, 2005 (5.14% at December 31, 2004), applied to post-employment benefits

•	Discount rates used to determine the present value of projected benefit obligations at the balance sheet date, as shown in the table below:

	Pensions and other long-term benefits		Other post-employment benefits
Discount rate	2005	2004	2005	2004
Weighted average for all regions:	4.58%	4.91%	5.51%	5.76%
Euro zone	4% or 4.25%*	4.50%	—	—
United States of America	5.50%	5.75%	5.50%	5.75%
United Kingdom	5%	5.50%	5%	5.50%

*	depends on the maturity of the plan (4% medium-term, 4.25% long-term).

•	The discount rates used are based on the market rates for high quality corporate bonds (AA) for which the duration approximates the expected benefit payments of the plans. The main indexes used are Iboxx Corporates AA in Europe and Moody’s Aa bond rate in the United States of America.

•	Expected long-term rates of return for plan assets ranging from 3.75% to 11.3% for the year ended December 31, 2005, and from 3% to 10% for the year ended December 31, 2004. The majority of fund assets are invested in Germany, the United States of America and the United Kingdom. The long-term rates of return used are as follows:

	Pensions and other long-term benefits		Other post-employment benefits
Expected long-term rate of return on plan assets	2005	2004	2005	2004
Weighted average for all regions:	6.65%	6.59%	—	—
Germany	6.25%	7.00%	—	—
United States of America	7.53%	8.12%	—	—
United Kingdom	6.97%	6.92%	—	—

The average long-term rate of return on plan assets was determined on the basis of actual long-term rates of return in the financial markets. These returns vary according to the asset category (equities, bonds, property, other). As a general rule, sanofi-aventis applies the risk premium concept in assessing the return on equities relative to bond yields.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

The table below reconciles the net obligation under Group pension plans with the amounts recognized in the consolidated financial statements as of December 31, 2005 and 2004:

(€ million)	Pensions and other long-term benefits		Other post-employment benefits (healthcare cover)
	2005	2004	2005	2004
Valuation of obligation:
Beginning of period	8,225	1,117	182	69
Service cost	238	99	7	3
Interest cost	393	143	11	6
Actuarial (gain)/loss	815	300	31	5
Contributions from plan members	10	7	—	—
Plan amendments	13	8	(19)	—
Translation adjustments	276	(158)	26	(14)
Plan curtailments/settlements	(56)	(4)	(1)	—
Impact of Aventis acquisition	—	6,870	—	123
Other changes in scope of consolidation	(4)
Benefits paid	(485)	(157)	(13)	(10)

Obligation at end of period	9,425	8,225	224	182

Market value of plan assets:
Beginning of period	4,512	503	—	—
Actual return on plan assets	688	155	—	—
Translation adjustments	222	(128)	—	—
Contributions from plan members	9	6	—	—
Employer’s contributions	332	79	13	2
Plan curtailments/settlements	(1)	(2)	—	—
Impact of Aventis acquisition	—	3,972	—	—
Other changes in scope of consolidation	3
Benefits paid	(415)	(73)	(13)	(2)

Market value of plan assets at end of period	5,350	4,512	—	—

Net amount shown in balance sheet:
Net obligation	4,075	3,713	224	182
Transitional liability	—	(2)	—	—
Unrecognized past service cost	(61)	(74)	21	2
Unrecognized actuarial gain/(loss)	(762)	(389)	(34)	(12)

Net provision in the balance sheet	3,252	3,248	211	172

Amounts recognized in the balance sheet:
Pre-funded obligations (D.7.)	(3)	(2)	—	—
Obligations provided (*)	3,252	3,248	211	172

Net amount recognized	3,249	3,246	211	172

Pension cost for the period:
Service cost	238	99	7	3
Interest cost	393	143	11	6
Expected return on plan assets	(331)	(109)	—	—
Recognition of transitional liability	—	—	—	—
Amortization of past service cost	19	1	—	(1)
Amortization of actuarial (gains)/losses	11	—	(1)	2
Impact of plan curtailments	(42)	6	(1)	—

Pension cost for the period	288	140	16	10

(*)	Long-term benefits awarded to employees prior to retirement (primarily discretionary bonuses and long service awards) accounted for €280 million of provisions as of December 31, 2005 (€249 million as of December 31, 2004).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

As of December 31, 2005, the present value of obligations in respect of pensions and similar benefits under wholly or partially funded plans was €7,442 million, and the present value of unfunded obligations was €1,983 million (€6,487 million and €1,738 million respectively at December 31, 2004).

In determining the pension cost for the period, sanofi-aventis amortizes actuarial gains and losses if, at the start of the period, net unrecognized actuarial gains and losses are greater than 10% of the higher of (i) the projected obligation and (ii) the market value of plan assets.

In Germany, sanofi-aventis is a member of a Pensionskasse multi-employer plan. This is a defined contribution plan which covers the current level of annuities. The obligation arising from future increases in annuity rates not covered by the Pensionskasse was included in the pension obligations of Aventis as assumed on August 20, 2004 at an amount of €250 million.

The table below shows the sensitivity to changes in healthcare costs of the post-employment benefit obligation in the balance sheet and the pension cost recognized in the income statement:

(€ million)	Sensitivity of assumptions 2005
1% increase in healthcare costs
Impact on pension cost	3
Impact on obligation in balance sheet	24
1% reduction in healthcare costs
Impact on pension cost	(1)
Impact on obligation in balance sheet	(20)

The total pension cost (including other post-employment benefits), which amounted to €347 million before the effect of plan curtailments, was recognized on the following lines of the income statement in the year ended December 31, 2005:

•	Selling and general expenses: €206 million

•	Cost of sales: €81 million

•	Research and development expenses: €60 million

The weighted average allocation of funds invested in Group pension plans as of December 31, 2005 and 2004 was as follows:

Asset category (in percentage)	Funds invested
	2005	2004
Equities	58%	59%
Bonds	41%	40%
Real estate	1%	1%

Total	100%	100%

The target allocation of investments is not significantly different from the actual allocation as of December 2005.

The table below shows the expected cash outflows on pensions and other post-employment benefits over the next ten years:

(€ million)	Pensions and similar benefits
Estimated employer’s contribution in 2006	204

Estimated benefit payments:
2006	497
2007	461
2008	492
2009	506
2010	538
2011 and later	2,992

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

D.18.2. Restructuring provisions

The table below shows movements in restructuring provisions classified in Other non-current liabilities and Other current liabilities in the years ended December 31, 2005 and December 31, 2004:

(€ million)	Year ended December 31, 2005	Year ended December 31, 2004
Balance, beginning of period	478	20
of which:
• Classified in “Other non-current liabilities”	114	5
• Classified in “Other current liabilities”	364	15

Change in provisions recognized in profit or loss for the period	560	309
Provisions utilized	(470)	(14)
Transfers	(33)	(58)
Unwinding of discount	2	—
Changes in scope of consolidation	(1)	234
Translation difference	26	(13)

Balance, end of period	562	478
of which:
• Classified in “Other non-current liabilities”	151	114
• Classified in “Other current liabilities”	411	364

Charges to restructuring provisions represent probable future costs arising from restructuring programs decided upon and announced prior to the balance sheet date, the amount of which can be reliably measured (see Note D.27. for details of charges made during 2005).

The portion classified as non-current relates to obligations towards employees, principally in connection with collective early retirement agreements in France.

The portion classified as current includes the residual obligation of €58 million in respect of restructuring initiated by Aventis prior to the acquisition, and the residual obligation of €353 million in respect of reorganizations carried out by sanofi-aventis, primarily in Germany (€50 million), the United States of America (€90 million) and France (€154 million).

D.18.3.	Other provisions

Other provisions include provisions for environmental, tax, commercial and product liability risks and litigation.

(€ million)	December 31, 2005	December 31, 2004
Tax risks	1,664	1,522
Environmental risks	529	452
Product liability risks, litigation and other	1,233	1,045

Total	3,426	3,019

Provisions for tax risks are recorded if the Group is exposed to a probable risk resulting from a tax position adopted by the Group or a subsidiary, and the risk has been quantified at the balance sheet date.

Identified environmental risks are covered by provisions estimated on the basis of the costs sanofi-aventis believes it will be obliged to meet over a period not exceeding (other than in exceptional cases) 30 years. Sanofi-aventis expects that €260 million of these provisions will be utilized over the period from 2006 through

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

2011. Movements in the provision during the year ended December 31, 2005 include, in particular, transfers between current and non-current provisions due to revisions to the expected settlement date of certain obligations.

“Product liability risks, litigation and other” mainly comprise provisions for risks relating to antitrust issues, commercial practices, and damages and compensation payable.

A full risk and litigation assessment is performed with the assistance of the Group’s legal advisers, and provisions are recorded as required by circumstances, in accordance with the principles described in Note B.12.

D.18.4. Other non-current liabilities

These liabilities include the liability related to Carderm (€212 million at December 31, 2005, €184 million at December 31, 2004).

On June 28, 2001, a financial investor paid $250 million to acquire preferred shares in Carderm Capital LP (“Carderm”), which owns certain assets of Aventis Pharma US. These preferred shares represented a financial interest of 36.7% in Carderm, and were entitled to preferred remuneration. The sanofi-aventis Group is the principal shareholder of Carderm, owning 63.3% of the capital and exercising control over its management. Carderm is included in the sanofi-aventis consolidated financial statements using the full consolidation method.

On or after March 10, 2007, the holder of the preferred shares may offer sanofi-aventis the option of repurchasing them, subject to certain conditions.

The fair value of this financial instrument was €215 million as of December 31, 2005, against €194 million euros as of December 31, 2004. The change in the value of the redeemable partnership interest between these two dates was mainly due to the rise in the value of the U.S. dollar against the euro over the period.

This item also includes an equity derivative instrument valued at €54 million at December 31, 2005 (€57 million at December 31, 2004), as described in Note D.20.2-a).

D.19. Other current liabilities

Other current liabilities as of December 31, 2005 and December 31, 2004 comprise:

(€ million)	December 31, 2005	December 31, 2004
Taxes payable	1,039	693
Employee-related liabilities	1,490	1,285
Restructuring provisions (D.18.2)	411	364
Interest rate derivatives (D.20.)	1	—
Currency derivatives (D.20.)	47	237
Amounts payable for acquisitions of non-current assets	207	222
Other liabilities	2,348	2,240

Total	5,543	5,041

This item includes the current portion of provisions for litigation, product returns and other risks; amounts due to associates (see Note D.6.); and amounts due to governmental agencies and the healthcare authorities (see Note D.23.).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

D.20. Derivative financial instruments and market risks

The table below shows the fair value of derivative instruments as of December 31, 2005:

(€ million)	Non-current assets	Current assets	Total assets	Non-current liabilities	Current liabilities	Total liabilities	Fair value at Dec. 31, 2005 (net)	Fair value at Dec. 31, 2004 (net)
Currency derivatives	—	257	257	—	47	47	210	454
• operational	—	17	17	—	42	42	(25)	161
• financial	—	240	240	—	5	5	235	243
• net investment hedges	—	—	—	—	—	—	—	50
Interest rate derivatives	5	31	36	—	1	1	35	(84)
Equity derivatives	117	—	117	54	—	54	63	—

Total	122	288	410	54	48	102	308	370

In addition, in 2005 forward currency sales of $700 million with a negative fair value of €10 million at December 31, 2005 were contracted in connection with the sale of the Exubera® assets. The fair value of these contracts is included in Liabilities related to assets held for sale.

Objectives of the use of derivative financial instruments

Sanofi-aventis uses derivative instruments primarily to manage operational exposure to the risk of movements in exchange rates, and financial exposure to the risk of movements in interest rates and exchange rates (where debt is not contracted in the functional currency of the borrower or lender entity). Less frequently, sanofi-aventis uses equity derivatives in connection with asset divestments.

Sanofi-aventis performs periodic reviews of its transactions and contractual agreements in order to identify any embedded derivatives, which are accounted for separately from the host contract in accordance with IAS 39. As of December 31, 2005, sanofi-aventis had only one material embedded derivative, which relates to the contingent CSL consideration; a description of the accounting treatment of this transaction is provided in Note 2-b.

Counterparty risk

All currency and interest rate hedges, and all investments of surplus cash, are contracted with leading banks. No one counterparty accounts for more than 20% of the Group’s currency or interest rate positions.

1. Currency and interest rate derivatives

a) Valuation methods

Sanofi-aventis estimates the fair value of financial instruments using methods and data based on financial market sources, as described below:

•  Currency forward and options contracts:

Market data	Source
Spot price	ECB Fixing
Interest rates: less than 1 year	Reuters Mid Money Market
Interest rates: more than 1 year	Reuters Mid Swap
Volatility	Reuters Mid ATM

Instrument	Model used
Forward contracts: less than 1 year	Proportional formula
Forward contracts: more than 1 year	Actuarial formula
Plain vanilla options	Black and Scholes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

•  Interest rate forward and options contracts

Fair values are computed using a zero coupon yield curve for each currency, based on market instruments:

Market data	Source
Interest rates: less than 1 year	Mid money market Reuters
Interest rates: less than 2 years	LIFFE Futures Contract
Interest rates: more than 2 years	Reuters Mid Swap
CAP/FLOOR volatility	Bloomberg volatility matrix, by strike

Instrument	Model used
Swap	NAV/cash flow projection
Cross currency	As for swap + ECB fixing for conversion
Plain vanilla options	Black and Scholes

b) Currency derivatives used to manage operational risk exposures:

Sanofi-aventis operates a foreign exchange risk hedging policy to reduce the exposure of operating income to fluctuations in foreign currencies, in particular the US dollar. This policy involves regular assessments of the Group’s worldwide foreign currency exposure, based on budget estimates of foreign-currency transactions to be carried out by the parent company and its subsidiaries. These transactions mainly comprise sales, purchases, research costs, co-marketing and co-promotion expenses, and royalties. To reduce the exposure of these transactions to exchange rate movements, we contract currency hedges using liquid financial instruments such as forward purchases and sales of currency, call and put options, and combinations of currency options (collars).

The table below shows operational currency hedging instruments in place as of December 31, 2005, with the notional amount translated into euros at the relevant closing exchange rate.

December 31, 2005			Derivatives designated as cash flow hedges			Derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	of which recognized in equity	Notional amount	Fair value
Forward currency sales	1,831	(19)	785	(3)	(1)	1,046	(16)
• of which U.S. dollar	1,291	(12)	576	2	—	714	(13)
• of which Singapore dollar	75	(1)	—	—	—	75	(1)
• of which Australian dollar	75	(1)	37	(1)	—	38	—
• of which Mexican peso	69	(2)	43	(2)	—	26	—
• of which Polish zloty	63	(2)	41	(2)	—	22	—
• of which Turkish lira	63	(1)	—	—	—	63	(1)
• of which Japanese yen	59	1	29	1	—	30	—
Forward currency purchases	181	2	18	1	1	163	1
• of which Swiss franc	50	—	—	—	—	50	—
• of which Canadian dollar	45	1	—	—	—	45	1
Put options purchased	401	7	401	7	(1)	—	—
• of which U.S. dollar	339	6	339	6	(1)	—	—
Call options written	639	(14)	401	(9)	(4)	238	(5)
• of which U.S. dollar	519	(10)	339	(7)	(3)	180	(3)

Total	3,052	(24)	1,605	(4)	(5)	1,447	(20)

As of December 31, 2005, none of these instruments had an expiry date after December 31, 2006.

These positions hedge:

•	All material future foreign-currency cash flows arising after the balance sheet date in relation to transactions carried out during the year ended December 31, 2005 and recognized in the balance sheet at that date. Gains and losses on hedging instruments (forward contracts) have been and will continue to be calculated and recognized in parallel with the recognition of gains and losses on the hedged items.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

•	As regards forward contracts and currency options: forecast foreign-currency cash flows relating to commercial transactions to be carried out in 2006. The total amount of positions under forward contracts and currency options (only taking into account options in the money) relating to the U.S. dollar, a currency to which the Group’s results are particularly sensitive, was $1,200 million at December 31, 2005 (equivalent to approximately one-quarter of forecast transactions in U.S. dollars for 2006), at an average hedged rate of $1.20 to the euro. If the actual rate applicable to these transactions in 2006 were to be $1.25 to the euro, these positions would have a favorable impact of approximately €40 million on consolidated pre-tax net income. If the actual exchange rate applicable in 2006 were to be $1.15 to the euro, these positions would have a negative impact of approximately €43 million on consolidated pre-tax net income.

The table shows the portfolio of currency instruments in place to manage operational risk as of December 31, 2004:

December 31, 2004			Derivatives designated as cash flow hedges			Derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	of which recognized in equity	Notional amount	Fair value
Forward currency sales	2,638	145	753	66	64	1,884	78
• of which U.S. dollar	1 798	134	614	60	59	1 184	74
Forward currency purchases	1,482	(20)	82	2	—	1,399	(21)
• of which U.S. dollar	970	(17)	—	—	—	970	(17)
Put options purchased	638	41	364	34	24	274	7
• of which U.S. dollar	556	39	301	32	24	255	7
Put options written	105	(1)	37	(1)	—	68	(1)

Call options purchased	94	2	37	1	—	57	1
• of which U.S. dollar	29	—	—	—	—	29	—
Call options written	756	(5)	364	(2)	(1)	392	(3)
• of which U.S. dollar	617	(3)	301	(1)	6	316	(1)

Total	5,713	162	1,637	100	87	4,074	61

c) Currency and interest rate derivatives used to manage financial risk exposures

Some of the Group’s financing activities, such as U.S. commercial paper issues and the cash pooling arrangements for foreign subsidiaries outside the euro zone, expose certain entities (in particular the sanofi-aventis parent company) to financial foreign exchange risk (i.e. the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower). The net foreign exchange exposure for each currency and entity is hedged by firm financial instruments (usually currency swaps). The tables below show instruments of this type held at December 31, 2005:

	December 31, 2005
(€ million)	Notional amount	Fair value	Expiry
Forward currency purchases	4,763	24
• of which U.S. dollar	4,071	18	2006
• of which pound sterling	170	—	2006
• of which Mexican peso	130	(1)	2006
• of which Singapore dollar	120	1	2006
• of which Swiss franc	85	—	2006
Forward currency sales	1,032	211
• of which U.S. dollar	885	211	2007

Total	5,795	235

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

	December 31, 2004
(€ million)	Notional amount	Fair value	Expiry
Forward currency purchases	4,302	(71)
• of which U.S. dollar	3,533	(66)	2005
Forward currency sales	2,052	315
• of which U.S. dollar	1,744	316	2005 and 2007

Total	6,354	244

The Group’s interest rate risk exposure arises from the fact that most of its debt is floating-rate (credit facilities, commercial paper and floating rate notes), predominantly in euros. To limit risk and optimize the cost of its short-term and medium-term debt, sanofi-aventis uses interest rate swaps, cross-currency swaps, and interest rate options (purchases of caps, or combined purchases of caps and sales of floors). The table below shows instruments of this type held at December 31, 2005:

(€ million)	Average rate	Notional amount by expiry date, as of December 31, 2005				Fair value	Of which derivatives designated as fair value hedges		Of which derivatives designated as cash flow hedges
		2006	2007	2012	Total		Notional amount	Fair value	Notional amount	Fair value	of which recognized in equity
Interest rate swaps: receive fixed rate (€)	3.49%	1,250	—	—	1,250	29	640	19	—	—	—
Interest rate swaps: pay fixed rate (€)	2.90%	2,000	—	1,000	3,000	5	—	—	2,000	5	5
Purchases of caps (€)	3.45%	1,500	250	—	1,750	—	—	—	1,500	—	—
Sales of caps (€)	4.33%	500	—	—	500	—	—	—	—	—	—
Collars (€)	(2.31%-3.07%)	2,000	—	—	2,000	—	—	—	1,750	—	—
Cross currency swaps
- receive CHF at 1-month Libor, pay € at 3-month Euribor		52	—		52	—	—	—	—	—	—
- pay € at 3-month Euribor, receive CHF at 1.98%			64		64	(1)	—	—	—	—	—

Total		7,302	314	1,000	8,616	33	640	19	5,250	5	5

For an analysis of the effect of financial instruments on the structure of the Group’s debt, and of the Group’s sensitivity to interest rates, see Note D.17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

The portfolio of interest rate derivative instruments at December 31, 2004 was as follows:

(€ million)	Average rate		Notional amount by expiry date, as of December 31, 2004				Fair value	Of which derivatives designated as fair value hedges		Of which derivatives designated as cash flow hedges
			2005	2006	2007	Total		Notional amount	Fair value	Notional amount	Fair value	of which recognized in equity
Interest rate swaps: receive fixed rate (€)	3.50%		4	1,250	—	1,254	42	1,254	42	—	—	—
Interest rate swaps: pay fixed rate (€)	2.50%		750	2,000	—	2,750	(4)	—	—	2,750	(4)	(4)
Interest rate swaps: floating/floating rate
€ average positive margin of:	32	bp	500	400	—	900	2	—	—	—	—	—
€ average positive margin of:	53	bp	—	1,047	—	1,047	—	—	—	—	—	—
Purchases of caps (€)	3.73%		—	1,602	250	1,852	3	—	—	1,750	3	(1)
Purchases of caps ($)	4.50%		—	367	—	367	—	—	—	—	—	—
Sales of caps (€)	4.33%		—	500	—	500	—	—	—	—	—	—
Collars (€)	(2.26%-3.03%)		500	2,000	—	2,500	(2)	—	—	2,250	(2)	—
Cross currency swaps
- EUR/USD 5.56% / 6.25%			220	—	—	220	(127)	—	—	—	—	—
- Pay € at 3-month Euribor, receive CHF at 1.98%	—		—	—	65	65	2	—	—	—	—	—

Total			1,974	9,166	315	11,455	(84)	1,254	42	6,750	(3)	(5)

2. Equity derivatives

a) Rhodia equity swap

On May 2, 2003, Aventis sold 17,751,610 Rhodia shares to Crédit Lyonnais, and at the same time entered into an equity swap contract with the purchaser. This transaction, which reduced the interest held by Aventis in Rhodia to around 15%, is a firm and final sale under which the purchaser immediately obtained full and unrestricted ownership of the shares (including voting rights and dividends). The transaction does not allow for the shares to be returned to sanofi-aventis by any means. No gain on disposal was generated by the transaction.

The equity swap mentioned above is treated as an over-the-counter derivative instrument. As a result, unrealized gains and losses on the swap must be estimated and recognized in the income statement at each balance sheet date. The unrealized loss on the swap as of December 31, 2005 was €54 million (December 31, 2004: €57 million).

b) Contingent CSL consideration

Aventis sold Aventis Behring to the Australian company CSL Ltd on March 31, 2004. The sale price included additional payments contingent upon the performance of CSL shares. Sanofi-aventis will receive $125 million if the CSL share price (calculated on the basis of an average price weighted for trading volumes) is greater than AUD28 during a period from October 1, 2007 through March 31, 2008. Sanofi-aventis will receive a further $125 million if the CSL share price (calculated on the same basis and over the same period) is greater than AUD35. CSL Ltd may opt to settle these amounts in shares. At December 31, 2005, based on a CSL share price of AUD42.50, the fair value of this instrument was $137 million (compared with $78 million at December 31, 2004).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

D.21. Contractual obligations and other commercial commitments

The Group’s contractual obligations and other commercial commitments as of December 31, 2005 comprised:

	Payments due by period
(€ million)	Total	Under 1 year	1-3 years	3-5 years	Over 5 years
Undrawn confirmed credit facilities (1)	(9,780)	(2,680)	—	(5,500)	(1,600)

• Finance lease obligations (including interest)	45	7	10	9	19
• Operating lease obligations	1,032	277	358	144	253
• Irrevocable purchase obligations	792	332	119	55	286
• Guarantees:
- given	243	107	58	31	47
- received	(48)	(36)	(7)	—	(5)
• Other commercial commitments	562	206	84	70	202

Sub-Total	2,626	893	622	309	802

Total	(7,154)	(1,787)	622	(5,191)	(798)

(1)	These amounts include commitments received by some operational subsidiaries.

Leases

Finance leases

Future minimum lease payments due under finance leases as of December 31, 2005 amounted to €45 million, including interest of €6 million. The payment schedule is as follows:

(€ million)	Interest	Principal	Total
2006	1	6	7
2007	1	4	5
2008	1	4	5
2009	1	4	5
2010	1	3	4
2011 and later	1	18	19

Total	6	39	45

Operating leases

Sanofi-aventis leases certain of its properties and equipment used in the ordinary course of business under operating leases. Future minimum lease payments due under non-cancelable operating leases as of December 31, 2005 amounted to €1,032 million. The payment schedule is as follows:

(€ million)	Dec. 31, 2005
2006	277
2007	232
2008	126
2009	82
2010	62
2011 and later	253

Total	1,032

Rental expense recognized by the Group in the year ended December 31, 2005 amounted to €263 million (2004: €158 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Irrevocable purchase obligations

These mainly comprise irrevocable commitments (net of payments on account) to suppliers of property, plant and equipment, and irrevocable commitments to purchase goods and services.

Commercial commitments

This includes commitments to third parties under collaboration agreements. In pursuance of its strategy, sanofi-aventis acquires rights to products or technologies. Such acquisitions may be made in various contractual forms: acquisitions of shares, loans, license agreements, joint development and co-marketing. They may also involve upfront payments on signature of the agreement, and development milestone payments.

Some of these complex agreements include firm and unconditional undertakings to finance research programs in future years, and payments contingent upon completion of development milestones by our alliance partners or upon the granting of approvals or licenses.

The main such collaboration agreements are:

•	Agreement with Regeneron: In January 2005, sanofi-aventis reaffirmed its commitment to develop the Vascular Endothelial Growth Factor (VEGF) Trap program in oncology, in collaboration with Regeneron Pharmaceuticals Inc. The companies will evaluate the VEGF Trap in a variety of cancer types. Sanofi-aventis made a clinical development milestone payment of $25 million under this agreement in 2004. If the program results in a commercially marketed product, Regeneron will receive an additional payment of $40 million.

At the end of December 2005, the VEGF Trap collaboration with Regeneron was extended to Japan. Sanofi-aventis will pay Regeneron $25 million; milestone payments linked to potential marketing approvals in Japan; and royalties on VEGF Trap sales in Japan. Under the terms of the agreement, sanofi-aventis will pay 100% of the development costs of the VEGF Trap; once a VEGF Trap product starts to be marketed, Regeneron will repay 50% of the development costs (originally paid by sanofi-aventis) out of its share of the profits, including royalties paid in Japan.

•	Agreement between sanofi pasteur and the U.S. government, signed in April 2005, to speed the production process for new cell-culture pandemic influenza vaccines and design a production facility for cell-culture vaccines. This agreement was for an amount of $97 million.

•	Agreement between sanofi pasteur and the U.S. government, signed in September 2005, for the production of a vaccine against the H5N1 strain of avian influenza, under which sanofi pasteur will receive $100 million for vaccines delivered. At the start of 2006, the agreement was extended to include additional production worth $50 million.

  Sanofi pasteur has initiated similar projects in Europe and the rest of the world.

•	License agreement between sanofi pasteur and Becton Dickinson, signed in October 2005, for the development of a vaccine micro-administration technology.

•	Collaboration agreement with Cephalon on the development of angiogenesis inhibitors, under which payments for the first product could reach $32 million.

•	Collaboration agreement with IDM signed in 2001, under which IDM granted sanofi-aventis 20 development options on current and future research and development programs. For each option that leads to a commercially marketed product, IDM could receive a total amount of between €17 million and €32 million depending on the potential of the market, plus reimbursement of the development costs. Contractually, sanofi-aventis may suspend the development program for each option exercised at any time and without penalty. As of December 31, 2005, sanofi-aventis had exercised only one option, relating to a program for the treatment of melanoma.

Because of the uncertain nature of development work, it is impossible to predict (i) whether sanofi-aventis will exercise further options for products, or (ii) whether the expected milestones will be

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

achieved, or (iii) the number of compounds that will reach the relevant milestones. It is therefore impossible to estimate the maximum aggregate amount that sanofi-aventis will actually pay in the future under existing collaboration agreements.

Given the nature of its business, it is highly unlikely that sanofi-aventis will exercise all options for all products or that all milestones will be achieved.

•	Collaboration agreement with Zealand Pharma signed in June 2003, under which sanofi-aventis obtained rights relating to the development and worldwide marketing of ZP10, an agent used in the treatment of type 2 diabetes. Under the agreement, sanofi-aventis is responsible for the development of this compound, and could, if marketing approvals are obtained, be required to pay Zealand Pharma a total of €60 million over the next five years.

•	Collaboration agreements with Ajinomoto, Immunogen and Coley, under which sanofi-aventis may be required to make contingent payments of approximately €26 million over the next five years.

Commercial commitments relating to the acquisition of commercial rights:

•	On July 5, 2005, sanofi-aventis Japan acquired all the commercial rights to Plavix® (clopidogrel) from Daiichi Pharmaceuticals Co. Ltd. (“Daiichi”) and a partnership jointly held by Daiichi and sanofi-aventis. Given their long-standing association, Daiichi and sanofi-aventis will now work together on the manufacture and co-promotion of Plavix® in order to ensure a successful launch for the product on the Japanese market. Plavix® will begin to be marketed in Japan as soon as it is registered on the NHI (National Health Insurance) price list, expected to be during the second quarter of 2006. Marketing approval for Japan was obtained in January 2006. No payment was made during 2005.

Commercial commitments related to divestments:

•	Following the divestment of the Notre Dame de Bondeville site, effective September 1, 2004, a contract was signed with the purchaser guaranteeing continuity of production of mature sanofi-aventis products at the site for a period of five years.

Guarantees given

These comprise €243 million of surety bonds (€275 million at December 31, 2004).

Guarantees received

These mainly comprise surety bonds.

D.22. Legal and arbitral proceedings

a) Products

In the ordinary course of its business, the Group is involved in lawsuits concerning products currently or formerly marketed by the Group, its predecessor companies, or its former subsidiaries. The litigation which management currently considers to be the most significant is described below.

•  Sabril® Litigation (anti-epilepsy)

Aventis Pharma Ltd, UK, faces group litigation consisting of 181 active claimants in the United Kingdom relating to the anti-epilepsy drug Sabril®. The action alleges that patients have suffered irreversible visual field constriction as a result of taking Sabril®. Approximately 130 claimants have alleged damages amounting in the aggregate to approximately UK£ 50 million for these injuries. The remaining claimants have not yet submitted claims for specified damages. Trial is currently scheduled for October 2007. In April 2004, Aventis sold its rights to Sabril® for North America, but not for the rest of the world, to Ovation Pharmaceuticals, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

•  Sanofi pasteur Hepatitis B Vaccine Litigation

More than 150 lawsuits have been filed in various French civil courts against sanofi pasteur S.A. or Sanofi Pasteur MSD, two French subsidiaries of sanofi-aventis, in which the plaintiffs allege that they suffer from a variety of neurological disorders and autoimmune diseases, including multiple sclerosis or Guillain-Barré syndrome as a result of receiving the hepatitis B vaccine. More than 20 judgments in France have recently rejected claims alleging a causal link between the hepatitis B vaccine and the claimants’ alleged injuries. On January 25, 2006, the Cour de cassation (the French Supreme Court) reversed a 2003 decision unfavorable to sanofi pasteur and remanded the case to the Court of Appeal of Paris.

•  Sanofi pasteur Thimerosal Litigation

Since early 2001, sanofi pasteur has been a defendant in 334 lawsuits in several federal and state courts in the U.S. alleging that serious personal injuries resulted from the presence of mercury in the preservative thimerosal, trace amounts of which are contained in vaccines manufactured by sanofi pasteur. Several of the cases seek certification to proceed as class actions.

Sanofi pasteur believes that under U.S. law all of these claims must first be filed in the U.S. Court of Federal Claims to determine whether the claim qualifies for compensation by the National Vaccine Injury Compensation Program before the claimants may bring direct actions against the Company.

Currently, all of these cases are either in the preliminary response stage, in the discovery process, have been stayed pending adjudication by the U.S. Court of Federal Claims, or have pending plaintiffs’ requests for reconsideration of preliminary determinations to stay proceedings pending such adjudication by the U.S. Court of Federal Claims. Sixteen of these cases have been brought on behalf of plaintiffs who had previously filed in the U.S. Court of Federal Claims and have now been filed against sanofi pasteur after the Claims Court failed to render a determination on the claims within the statutory 240 day period. These cases are in various stages of discovery, and none of these cases have been set for trial.

•  Sanofi pasteur Blood Products Litigation

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

•  Other Blood Products Litigation

On June 2, 2003 a purported worldwide class action was filed against Armour Pharmaceutical Company, Aventis Behring and Aventis Inc. and three other U.S. plasma fractionators, on behalf of a purported class of foreign and national plaintiffs alleging infection with HIV and/or hepatitis C from 1978-1990. This action is pending before the United States District Court for the Northern District of Illinois. Eighty-seven additional individual and class action complaints have been filed in various jurisdictions, but have all been successfully removed to the Northern District of Illinois. In the aggregate, the various plaintiffs’ counsel represented approximately 3,000 putative class members. On March 3, 2005, the U.S. District Court for the Northern District of Illinois denied plaintiffs’ requests to certify class actions with respect to the cases before it. However, to the extent plaintiffs chose to proceed with individual claims, most of the approximately 3,000 plaintiffs’ cases are expected to remain before the U.S. District Court for the Nothern District of Illinois because of shared questions of fact.

In June 2005, defendants filed a motion to dismiss claims brought by UK plaintiffs arguing that the U.S. is not the proper forum. On January 5, 2006, the U.S. District Court granted the defendants’ motion in the lead case,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

dismissing certain UK plaintiffs and indicating that the decision would apply to some 300 additional UK plaintiffs. Plaintiffs have indicated they intend to appeal this decision. Defendants anticipate filing similar motions for other countries.

In November 2002, Canadian authorities filed criminal charges against Armour Pharmaceutical Company and a former Armour employee alleging that Armour distributed AHF infected with HIV. A trial date is currently set for February 2006.

b) Patents

•  Plavix® Patent Litigation

United States. In February 2002, sanofi-aventis learned that Apotex, a Canadian generic drug manufacturer, filed an Abbreviated New Drug Application, or ANDA1, with the Food and Drug Administration, or FDA, challenging two of its U.S. patents relating to Plavix®. The challenged patents include U.S. Patent No. 4,847,265 (the “‘265 patent”), expiring in 2011, which discloses and claims the compound clopidogrel bisulfate, the active ingredient in Plavix®. In April 2002, sanofi-aventis learned of a similar ANDA filing by Dr. Reddy’s Laboratories, an Indian generic drug manufacturer.

On March 21, 2002, sanofi-aventis, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership (or “BMS Sanofi Holding”, sanofi-aventis’ partnership with Bristol-Myers Squibb) filed suit in the United States District Court for the Southern District of New York against Apotex for the infringement of U.S. patent rights relating to Plavix®. Apotex has asserted antitrust counterclaims. The lawsuit is captioned Sanofi-Aventis, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Apotex Inc. and Apotex Corp., 02-CV-2255 (SHS).

On May 14, 2002, sanofi-aventis, Sanofi-Synthélabo Inc. and BMS Sanofi Holding filed suit in the United States District Court for the Southern District of New York against Dr. Reddy’s Laboratories for infringement of these same patent rights. That lawsuit is captioned Sanofi-Aventis, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Dr. Reddy’s Laboratories, LTD, and Dr. Reddy’s Laboratories, Inc., 02-CV-3672 (SHS).

As regards the proceedings, fact and expert discovery have been completed and the pre-trial order was submitted by the parties other than Dr. Reddy’s on May 27, 2005. The court has scheduled trial to begin in the Apotex matter on April 3, 2006.

On April 20, 2005, Apotex filed as a separate suit before the same court a complaint seeking a declaratory judgment that the ‘265 patent is unenforceable based on inequitable conduct. On September 12, 2005, the court granted defendant’s motion to dismiss this complaint for declaratory judgment. Apotex has filed an appeal to the United States Court of Appeals for the Federal Circuit.

In August 2004, sanofi-aventis was notified that Teva, an Israeli generic drug manufacturer, had amended an earlier filed ANDA and was challenging the validity of the ‘265 patent. On September 23, 2004, sanofi-aventis, Sanofi-Synthélabo Inc. and BMS Sanofi Holding filed suit in the United States District Court for the Southern District of New York against Teva for infringement of the ‘265 patent. That lawsuit is captioned Sanofi-Aventis, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Teva Pharmaceuticals USA, Inc., Teva Pharmaceuticals Industries, Ltd., 04-CV-07548. Sanofi-aventis has indicated to the court that this suit is related to the other two lawsuits pending in the same court, and moved to consolidate this case with the others pending before the same court. In a stipulation approved by the U.S. District Court for the Southern District of New York on April 15, 2005, all parties to the patent infringement litigation against Teva have resolved the pending motion to consolidate by agreeing that the Teva litigation will be stayed, pending resolution of the Apotex and Dr. Reddy litigation, and that the parties to the Teva litigation will be bound by the outcome of the litigation in the District Court against Apotex or Dr. Reddy.

[1]	Refer to the end of this chapter for a definition of « Abbreviated New Drug Applications ».

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

If any of the challenges to the ‘265 patent were successful, one or more of the generic drug manufacturers would have the right (assuming FDA approval has been obtained) to produce a generic clopidogrel product and market it in the United States in competition with sanofi-aventis and its alliance partner, BMS. On January 24, 2006, sanofi-aventis learned that the FDA had granted final approval to the Apotex ANDA. This approval does not resolve the outstanding patent claims. Sanofi-aventis believes that Plavix® will continue to benefit from its patent protection in the United States, and will continue to defend its interests in this matter vigorously.

In September 2002 and in January 2003, sanofi-aventis obtained two additional U.S. patents: U.S. Patent No. 6,504,030 and U.S. Patent No. 6,429,210, related to a second crystalline form of clopidogrel known as “form 2”. At the present time, sanofi-aventis does not believe that it has a basis to assert these patents against Apotex, Dr. Reddy’s Laboratories or Teva.

In August 2004, sanofi-aventis learned that Watson Laboratories Inc., a U.S. generic company, filed an ANDA with the FDA challenging the validity of the form 2 patents and alleging non-infringement of U.S. Patent No. 6,504,030. On October 7, 2004, sanofi-aventis, Sanofi-Synthélabo Inc. and BMS Sanofi Holding filed suit in the United States District Court for New Jersey against Watson Laboratories for infringement of this U.S. patent. Watson has asserted counterclaims of invalidity and non-infringement with respect to this U.S. patent. On January 20, 2006, at the request of all parties to the Watson litigation the judge ordered that this litigation will be stayed, pending resolution of the Apotex litigation.

Since the second quarter of 2005 each of Cobalt, Ivax, Mylan, Roxane Laboratories and Sandoz notified sanofi-aventis that it had filed an ANDA with the FDA with regard to purported generic versions of form 1 of clopidogrel in the United States. In each case, the ANDA claims the purported form 1 generics do not infringe patents related to form 2, and only the Cobalt ANDA contests the U.S. Patent 4,847,265. Sanofi-aventis did not file suit against Ivax, Mylan, Roxane or Sandoz. Sanofi-aventis has filed suit against Cobalt, and a stipulation similar to that signed with Teva (discussed above) was approved by the Court on October 28, 2005.

Canada. In March 2003, sanofi-aventis learned that Apotex had filed an application with Canadian authorities for a marketing authorization for a proposed generic clopidogrel product, alleging that sanofi-aventis’s Canadian Patent No. 1,336,777 (the “‘777 patent”) for clopidogrel bisulfate was invalid and not infringed. The ‘777 patent is the Canadian counterpart to sanofi-aventis’ U.S. Patent No. 4,847,265 which is being asserted in the U.S. against Apotex, Dr. Reddy’s, Teva and Cobalt. On April 28, 2003, sanofi-aventis’ Canadian subsidiary and sanofi-aventis commenced an application for judicial review in the Federal Court of Canada and in March 2005 the Canadian Federal Court of Ottawa granted sanofi-aventis’ application for an order of prohibition against the Minister of Health and Apotex Inc. in relation to Apotex’s 2003 application in Canada for a marketing authorization for a generic version of clopidogrel bisulfate tablets. The Canadian Court rejected Apotex’s challenge to the Plavix® patent and held that the asserted claims are novel, not obvious and infringed. Apotex has appealed. If sanofi-aventis is unsuccessful in the appeal, it may subsequently become subject to a damages claim by Apotex.

In November 2004, sanofi-aventis learned that Novopharm Ltd., a member of the Teva Group, had filed Notice of Allegation2 with Canadian authorities seeking a marketing authorization for a generic clopidogrel product, alleging that sanofi-aventis’ Canadian patent claiming clopidogrel bisulfate was invalid and not infringed. On January 14, 2005, sanofi-aventis’ Canadian subsidiary and sanofi-aventis commenced an application for judicial review in the Federal Court of Canada. A settlement agreement was reached with Novopharm wherein Novopharm withdrew its Notice of Allegation and sanofi-aventis and Sanofi-Synthelabo Canada Inc. consented to the discontinuance of the judicial proceedings and both parties agreed to be bound by the outcome of the appeal in the Apotex proceedings. Cobalt has also filed a Notice of Allegation concerning the ‘777 patent. Sanofi-aventis and Cobalt have entered into an agreement similar to the one made with Novopharm, whereby both parties agreed to be bound by the outcome of the appeal in the Apotex proceedings.

[2]	Refer to the end of this chapter for a definition of « Notice of Allegation ».

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

In March 2005, sanofi-aventis was granted a new Canadian Patent No. 2,334,870 (the “ ‘870 patent”) which discloses and claims form 2 of clopidogrel bisulfate, the active ingredient in Plavix®. This patent was listed in the Patent Register. Subsequently, both Novopharm and Cobalt filed Notices of Allegation with respect to this new patent. Sanofi-aventis did not file suit in response to these Notices of Allegations based on both companies’ representations that they intended to make only form 1 clopidogrel products, which would not infringe the ‘870 patent.

United Kingdom. In January 2005, sanofi-aventis learned that Aircoat, Ltd., a Scottish company, filed a revocation action before the Scottish Court of Session seeking to invalidate the sanofi-aventis patent in the UK claiming clopidogrel bisulfate. In August 2005, Aircoat withdrew its revocation action with prejudice.

•  Allegra® Patent Litigation

United States. In June 2001 Aventis Pharmaceuticals Inc. (“API”), a sanofi-aventis subsidiary, was notified that Barr Laboratories Inc. (“Barr”) filed an Abbreviated New Drug Application (ANDA) with the FDA seeking approval to market a generic version of Allegra® 60 mg capsules in the United States and challenging certain of API’s patents. In August 2001, API filed a patent infringement lawsuit against Barr in U.S. District Court claiming that marketing of Allegra® by Barr prior to the expiration of certain API patents would constitute infringement of those patents. API subsequently received similar ANDA notifications from Barr and six additional generic companies relating variously to Allegra® 30 mg, 60 mg and 180 mg tablets and Allegra®-D as well as notice of a Section 505(b)(2) application by Dr. Reddy’s Pharmaceuticals. A section 505(b)(2) application may be used to seek approval for, among other things, combination products, products that do not demonstrate bioequivalence to a listed drug and over-the-counter versions of prescription drugs. Dr. Reddy’s has not notified API of the contents of its application. In each case, API has filed additional patent infringement lawsuits against the generic companies. All of the Allegra® patent infringement suits are pending in the U.S. District Court for New Jersey. No date is currently set for trial.

On September 6, 2005, Barr and Teva announced that they were collaborating to launch a generic version of Allegra® despite the pending litigation. As a result sanofi-aventis submitted a motion for a preliminary injunction to halt Barr and Teva’s marketing of generic Allegra®, which the district court denied. Sanofi-aventis is appealing this decision. Sanofi-aventis’ motion for an expedited trial, which was also filed as a result of the generic launch, was not addressed in the court’s opinion

Israel. On January 22, 2006, sanofi-aventis filed a patent infringement lawsuit and motion for a preliminary injunction in Israel against Teva Pharmaceuticals relating to a crystalline form of the active ingredient of Allegra® (fexofenadine HCl). Sanofi-aventis is seeking a court order prohibiting Teva’s manufacture, export and marketing of fexofenadine HCl in infringement of sanofi-aventis’ Israeli patent rights.

•  Actonel® Patent Litigation

Patent infringement litigation was initiated in 2004 by P&G Pharmaceuticals and Merck & Co. in the U.S. District Court of Delaware against Teva Pharmaceuticals USA in response to Teva’s application to market a generic version of Actonel® (risedronate sodium tablets) in the United States. Sanofi-aventis is not currently a co-plaintiff in either suit. Actonel® is marketed by the Alliance for Better Bone Health, an alliance between P&G Pharmaceuticals and API. Discovery is currently ongoing, and no trial date has been set.

•  Lovenox® Patent Litigation

United States In June 2003, API received notice that both Amphastar Pharmaceuticals and Teva Pharmaceuticals were seeking approval from the FDA for purportedly generic versions of Lovenox® and were challenging U.S. Patent No. 5,389,618 (the “ ‘618 patent”) listed in the Orange Book for Lovenox®. API brought a patent infringement suit against both Amphastar and Teva in U.S. District Court (Central District of California) on the ‘618 patent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

On June 14, 2005, in a separate administrative procedure the U.S. Patent & Trademark Office reissued the ‘618 patent, as reissue patent number RE 38,743 (the “ ‘743 patent”). The ‘743 patent is listed in the Orange Book and will expire on February 14, 2012. As a result of the reissuance, the ‘618 patent has been surrendered in favor of the ‘743 patent by operation of law.

On June 15, 2005, the Court granted Amphastar’s motion for summary judgment of inequitable conduct. The District Court subsequently ruled that the ‘743 patent was substituted for the ‘618 patent in the proceedings and entered final judgment.

On August 1, 2005, API lodged an appeal of the District Court’s summary judgment ruling. The appeal has been argued, and a decision is anticipated for the first half of 2006. If API loses the appeal, the ‘743 patent will be deemed to be unenforceable and the case will be remanded to the District Court, where it will proceed on the defendants’ remaining counterclaims for alleged antitrust and unfair competition violations. If API wins the appeal, the case will be remanded to the District Court and will proceed on the issues of the infringement, validity, and enforceability of the ‘743 patent.

Canada: On February 25, 2005, Novopharm received a Notice of Compliance3 (“NOC”) in Canada to market a purported generic form of enoxaparin. Aventis Pharma S.A. (France) and sanofi-aventis Canada, Inc’s predecessor, Aventis Pharma Inc. (Canada), both subsidiaries of sanofi-aventis, filed a patent infringement suit against Novopharm Limited in the Federal Court of Canada for infringement of Canadian patent number 2,045,433 (the “‘433 patent”). The patent infringement suit is proceeding. The ‘433 patent expires in 2011, and is the Canadian counterpart to U.S. patent number RE 38,743 which is being asserted in the U.S. against Amphastar Pharmaceuticals and Teva Pharmaceuticals.

Further, on April 1, 2005, Sanofi-aventis Canada, Inc’s predecessor, Aventis Pharma, Inc. (Canada) initiated a judicial review proceeding before the Federal Court of Canada against the Minister of Health, Attorney General of Canada and Novopharm Limited seeking to obtain an order quashing the Notice of Compliance issued to Novopharm. The government filed a motion to strike which was granted-in-part and denied-in-part. The court’s decision to grant part of the government’s motion is being appealed, and the case is proceeding on the remaining claims.

Italy. The companies Biofer, Chemi and Opocrin have filed suits in Italy before the Tribunale di Milano (civil section) seeking a declaratory judgment of invalidity and, in the case of Opocrin, of non-infringement with respect to the Italian patent covering Clexane®, which is the Italian counterpart to the U.S. patent number 5,389,618 (now RE 38,743). On September 29, 2005, the court ruled in sanofi-aventis’ favor in the Biofer and Chemi suit, upholding the validity of the Italian patent while holding that one of the examples falls outside the scope of claim 1. The Opocrin suit remains pending.

•  Ramipril Canada Patent Litigation

Ramipril is the active ingredient of Tritace®, marketed in Canada under the brand Altace®. Sanofi-aventis Canada, Inc’s predecessor, Aventis Pharma, Inc. (Canada) initiated a number of legal proceedings in Canada to prohibit the Minister of Health from issuing a Notice of Compliance (a “NOC”) to Pharmascience, Apotex, Novopharm and Riva in relation to these companies’ respective Abbreviated New Drug Submissions4 (“ANDS”) seeking approval to market a generic version of ramipril capsules in Canada for the treatment of hypertension. Sanofi-Aventis Deutschland GmbH (Germany) and its predecessor have been parties in a number of proceedings where they are the patent owner.

In December 2004, a hearing was held in Canadian Federal Court in Vancouver concerning Pharmascience’s first allegation in respect of its ANDS to market generic Ramipril in Canada for the treatment of hypertension. On March 11, 2005, the Canadian Federal Court ruled that the Minister of Health was prohibited from issuing a Notice of Compliance to Pharmascience on the basis of Pharmascience’s first allegation in respect to its ANDS to market generic ramipiril in Canada. On April 11, 2005, Pharmascience appealed this ruling to the Canadian Federal Court of Appeal.

[3]	Refer to the end of this chapter for a definition of “Notice of Compliance.”
[4]	Refer to the end of this chapter for a definition of “Abbreviated New Drug Submission.”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

In 2005, four hearings were held in Canadian Federal Court in Toronto concerning allegations Apotex made with respect to three patents listed in relation to ramipril in Canada: Canadian Patents 1,341,206 (the “‘206 patent”), 2,023,089 (the “‘089 patent”), and 1,246,457 (the “‘457 patent”). The court declined to prohibit the Minister from issuing an NOC to Apotex based upon three of these allegations, but issued an order prohibiting the Minister from issuing an NOC to Apotex with respect to its non-infringement allegation relating to the ‘457 patent. The ‘457 patent expired on December 13, 2005. A hearing concerning an allegation Apotex has made against an additional patent listed for ramipril is expected to be held in June 2006 and hearings concerning two new patents listed by sanofi-aventis in 2005 are not currently scheduled. Apotex must succeed in each of its separate allegations before the Minister of Health can issue a NOC.

Novopharm has submitted Notices of Allegation citing all listed ramipril patents, and in November and October 2005 sanofi-aventis Canada, Inc. initiated legal proceedings in response to these allegations seeking a court order prohibiting the Minister from issuing an NOC to Novopharm. Sanofi-aventis Canada, Inc. has initiated comparable procedings in response to Notices of Allegation received from Riva Laboratories.

•  DDAVP® Patent Litigation

In November 2002, Barr Laboratories, Inc. (“Barr”) notified API that Barr was seeking approval from the FDA to market a generic version of DDAVP® tablets, and was challenging U.S. Patent 5,407,398 (the ‘398 patent). Ferring B.V. (“Ferring”) had licensed the ‘398 patent exclusively to API. In December 2002, API and Ferring brought a patent infringement lawsuit against Barr in U.S. District Court for the Southern District of New York claiming that Barr’s marketing of a generic version of DDAVP® tablets prior to the expiration of the ‘398 patent would constitute infringement of that patent. On February 7, 2005 the court held the ‘398 patent unenforceable, and held that Barr did not infringe the ‘398 patent. On February 24, 2005, Ferring and Aventis filed a notice of appeal to the United States Court of Appeals for the Federal Circuit. On February 15, 2006 the Court of Appeals affirmed the earlier decision of the District Court.

In July, 2004, Ferring filed a lawsuit against Teva Pharmaceuticals U.S.A. Inc. and Teva Pharmaceuticals Industries Limited, (referred to herein collectively as “Teva”) in the U.S. District Court of Delaware in response to Teva’s seeking approval to market a generic version of the tablet formulation of DDAVP®. In August 2005, Ferring filed a comparable infringement action against Apotex. API is not a party to either the Teva or the Apotex lawsuit. Both the Teva and the Apotex matters were stayed by the Court pending the outcome of the appeal of the decision in the Barr suit. In both cases, Ferring entered into a consent order accepting the lifting of the 30-month stay5 preventing FDA approval of either the Teva or the Apotex product.

•  Rilutek® Patent Litigation

In June 2002 Impax Laboratories, Inc. (“Impax”) filed a complaint against API in U.S. District Court in Delaware seeking a declaratory judgment of patent invalidity and/or non-infringement with respect to API’s patent relating to the use of Rilutek® for the treatment of amyotrophic lateral sclerosis (ALS), also known as Lou Gehrig’s disease. API has counterclaimed that marketing by Impax of a generic version of Rilutek® prior to the expiration of the sanofi-aventis method of use patent would constitute infringement of the sanofi-aventis patent. On August 30, 2004, the Federal District Court for Delaware ruled that API’s patent related to the use of Rilutek® for the treatment of ALS is valid, enforceable and would be infringed by the proposed generic product of Impax Laboratories Inc. On March 16, 2005, the Federal District Court for Delaware entered final judgment in favor of sanofi-aventis’ subsidiary Aventis Pharmaceuticals Inc. Impax has appealed the matter to the Court of Appeals for the Federal Circuit. The hearing was held on January 13, 2006. A ruling is expected in the first half of 2006.

•  GA-EPO Patent Litigation

In April 1997 Amgen Inc. filed an action in U.S. District Court in Massachusetts against Transkaryotic Therapies (API’s former alliance partner for GA-EPO) and API alleging that GA-EPO (gene activated

[5]	Refer to the end of this chapter for a definition of “30-month stay.”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

erythropoietin, a drug for the treatment of anemia) and the processes for producing GA-EPO infringe certain U.S. patents of Amgen. On January 19, 2001 the court ruled that certain claims in three of the five patents asserted by Amgen were valid and enforceable, and would be infringed by the marketing of GA-EPO. API and Transkaryotic Therapies appealed the district court decision and the appellate panel issued a ruling remanding the case to the district court for further rulings on invalidity and infringement. On remand, the U.S. District Court for Massachusetts ruled on October 15, 2004, that certain claims of four patents held by Amgen Inc. are valid and are infringed by API and Transkaryotic Therapies in relation to GA-EPO and the processes for the production of GA-EPO.

API and Transkaryotic Therapies filed an appeal to the United States Court of Appeals for the Federal Circuit from the judgment in this action on December 10, 2004. The appeal was heard and a decision is expected in 2006.

•  Eloxatine® U.K. Patent Litigation

On July 1, 2005, Mayne Pharma Pty Ltd (“Mayne”) has filed an action in the Patents Court in the United Kingdom against both Sanofi-Synthélabo (a predecessor company to sanofi-aventis) and Debiopharm S.A. seeking a declaration of non-infringement and/or revocation of certain U.K. patents related to oxaliplatin. Sanofi-aventis owns or licenses patents related to oxaliplatin from Debiopharm S.A.

As part of this procedure, Mayne has provided sanofi-aventis with information on hypothetical products that Mayne may try to market in the United Kingdom. Based upon this information, sanofi-aventis has been asked to determine whether or not certain patents would be infringed. Sanofi-aventis acknowledged non-infringement of the hypothetical products as to some of the patents but believed that for other patents the information provided by Mayne was not sufficient to make a determination of infringement in relation to the hypothetical products. In addition sanofi-aventis requested the Court to order that more information be provided on Mayne’s actual products. Sanofi-aventis has counterclaimed for patent infringement. The Court granted sanofi-aventis’ request for additional information and subsequently set a trial date in March 2006.

A determination that the hypothetical product as described by Mayne does not infringe a particular patent will not necessarily prevent the patent from later being asserted against an actual product not corresponding to the earlier description.

In addition to applicable patent protection, Eloxatine® data exclusivity is protected in the United Kingdom through April 2006.

•  Eligard® Patent Litigation

In November 2003, TAP (Takeda – Abbott Partnership) filed suit against Sanofi-Synthelabo Inc., a sanofi-aventis subsidiary, and Atrix (now part of the QLT group) in the Northern District of Illinois, claiming that Sanofi’s product Eligard® which relies on technology licensed from Atrix infringes on a TAP patent, and seeking unspecified damages. The Court entered its finding in favor of TAP on January 20, 2006, rejecting sanofi-aventis and Atrix’s affirmative defenses of invalidity and inequitable conduct. A judgment of liability in favor of TAP was entered on January 24, 2006 with damages remaining to be determined. The defendants intend to appeal this judgment.

•  OptiClik® Patent Litigation

On September 2, 2005, Novo Nordisk filed a Complaint in the U.S. District Court of Delaware against sanofi-aventis, Aventis Pharmaceuticals Inc. and Aventis Pharma Deutschland GmbH (collectively, “sanofi-aventis”) alleging infringement of Novo’s U.S. Patent No. 6,582,408 in connection with the sanofi aventis Group’s OptiClik® pen device for use with Lantus® (insulin glargine [rDNA origin]) injection, a long-acting insulin for the treatment of type 1 and type 2 diabetes. No damages have been specified. The litigation is currently in the discovery phase.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Glossary of Patent Terminology

A number of technical terms used above in Note D.22(b) are defined below for the convenience of the reader.

ANDA or Abbreviated New Drug Application (United States): An application by a drug manufacturer to receive authority from the U.S. FDA to market a generic version of another company’s approved product, by demonstrating that the purportedly generic version has the same properties (bioequivalence) as the original approved product. As a result of data exclusivity, the ANDA may be filed only several years after the initial market authorization of the original product.

ANDS or Abbreviated New Drug Submission (Canada): An application submitted by manufacturers seeking authorization to market “generic drugs” pursuant to the Food and Drug Regulations. Such authorization requires a declaration of bioequivalence to a Canadian Reference Product which will be stated on the NOC.

Notice of Allegation: (NOA) (Canada): A notice issued under the Patented Medicines (Notice of Compliance) Regulations. Such notices set out the nature of the generic manufacturer’s challenge to a patent listed on the Patent Register.

Notice of Compliance (NOC)(Canada): A notification, indicating that a manufacturer has complied with the Food and Drug Regulations for the safety, efficacy and quality of a product. It is issued to a manufacturer following the satisfactory review of a submission. Obtention of a NOC is mandatory prior to marketing of a generic product in Canada. Before the Minister of Health can issue an NOC, the manufacturer of a proposed generic product must prevail in any litigation initiated in response to the notices of allegations relating to each patent listed on the Patent Register for the reference product.

Thirty-Month Stay (United States): If patent claims cover a product listed in the FDA’s list of Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the “Orange Book”, and are owned by or licensed to the manufacturer of the original version, the FDA is barred from granting a final approval to an ANDA during the 30 months following the patent challenge, unless, before the end of the 30 months, a court decision or settlement has determined either that the ANDA does not infringe the listed patent or that the listed patent is invalid and/or unenforceable. FDA approval of an ANDA after this 30 month period does not resolve outstanding patent disputes, which may continue to be litigated in the courts.

c) Compliance

•  Government Investigations—Pricing and Marketing Practices

Private Label. The U.S. Attorney’s Office in Boston is conducting a civil and criminal investigation into whether sales by Aventis Pharmaceuticals Inc. (“API”) of certain products to a managed care organization for resale under that organization’s own label should have been included in the “best price” calculations that are used to compute the Medicaid rebates for API products. Medicaid is a public medical insurance program jointly financed by the U.S. state and federal governments. It is alleged that not including these sales in the calculation resulted in incorrect Medicaid rebates. API has responded to all requests for information in this matter.

Massachussetts Physician. The U.S. Attorney’s Office in Boston is also conducting a civil and criminal investigation with regard to interactions API had with a Massachusetts physician, and affiliated managed care entities. In the course of that investigation one current and one former employee of API received letters from the government indicating they are targets of that investigation. API has responded to all subpoenas related to this investigation.

Managed Care Investigation. The U.S. Attorney’s Office in Boston is conducting an investigation related to managed care entities which includes allegations that API directly or indirectly made payments to customers or to those in a position to influence sales of API pharmaceuticals in order to obtain or keep drug business and to evade Medicaid best price reporting requirements. As part of the investigation the government served API with a subpoena investigating criminal federal health care violations related to health care benefit programs. The

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

subpoena asked for documents related to API interactions with payments to managed care customers, formulary placement, sales and marketing of specific products to those managed care customers, as well as contracts with wholesalers and distributors and payments to non-Aventis employees. API is responding to this subpoena.

Lahey Clinic. In 2004, API and Aventis Behring received subpoenas issued by the U.S. Attorney’s office in Boston requesting documents concerning payments and contacts between these companies and the Lahey Clinic, a Massachusetts healthcare facility, or certain of its employees, relating to various periods between January 1995 and October 2004. API and Aventis Behring have provided documents in response to these subpoenas.

Lovenox® Marketing. The U.S. Attorney’s Office in Chicago, Illinois is conducting a civil and criminal investigation with regard to Lovenox® sales and marketing practices from January 1, 1999 to the present. API is currently responding to a second investigatory subpoena.

Average Wholesale Prices. Since July 2005, the Department of Justice has been reviewing the merits of an action under the False Claims Act filed by a private plaintiff on behalf of the U.S. federal government in 1995 in a U.S. federal court in Florida. This action alleges that the Average Wholesale Prices (“AWP”) of certain pharmaceutical products, which were used to set Medicare reimbursement levels, were improperly established and used by API, Aventis Behring, and Armour Pharmaceutical Company in the marketing of their products. Medicare is a federally-funded health insurance program, principally available to persons aged 65 and over. API and Aventis Behring also received subpoenas from the states of California and Texas with respect to such issues in 2000. API received a similar subpoena from the state of Massachusetts in April 2001.

•  Civil Suits—Pricing and Marketing Practices

Class Actions. API is a defendant in several U.S. lawsuits seeking damages on behalf of multiple putative classes of individuals and entities that allegedly overpaid for certain pharmaceuticals as a result of the AWP pricing issue described under “Government Investigations—Pricing and Marketing Practices” above. Aventis Behring and Sanofi-Synthelabo, Inc. are also defendants in some of these cases. Cases filed in state and federal courts have been or are in the process of being consolidated in the U.S. District Court in Boston along with similar cases pending against other pharmaceutical companies. These suits allege violations of federal anti-racketeering (RICO) and state unfair trade, unfair competition, consumer protection and false claim statutes. Plaintiffs initially also sued Together Rx, the discount drug program in which API and several other pharmaceutical companies participate that is designed to provide needy senior citizens with lower cost pharmaceuticals. Plaintiffs alleged the Together Rx program violated federal antitrust laws and RICO, and constituted a conspiracy under civil laws. In June 2005, following discovery, plaintiffs agreed to drop their claims against Together Rx and the member companies, and have filed an amended complaint reflecting this agreement.

Discovery is ongoing. By order entered on January 30, 2006, the court granted in part plaintiffs’ motion for class certification against five designated manufacturer defendants (not including API or Aventis Behring) in a ruling certifying a class action of Medicare beneficiaries in approximately 41 states and class actions of Medicare beneficiaries’ insurers and of non-Medicare third-party payers geographically limited to Massachusetts. A similar motion for class certification against defendants including API and Aventis Behring is expected.

Public Entity Suits. U.S. subsidiaries of the Group together with several dozen other pharmaceutical companies are defendants in lawsuits brought starting in 2002 by the states of Alabama, Arizona, California, Connecticut, Illinois, Kentucky, Mississippi, Montana, Nevada, New York, Pennsylvania and Wisconsin for AWP pricing issues described under “Government Investigations-Pricing and Marketing Practices” above. These suits allege violations of state unfair trade, consumer protection and false claims statutes, breach of contract and Medicaid fraud. The California, Montana and Nevada cases are before the federal district court in Boston. All of the other state suits are pending in the state courts in which they were filed.

API, Sanofi-Synthelabo Inc. and other pharmaceutical companies have also been sued by several individual New York State counties and the City of New York, in suits alleging similar violations of state laws concerning pricing and marketing practices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

§ 340B Suits. In July 2004 Central Alabama Comprehensive Healthcare Inc. filed suit in federal court against API, Aventis Behring, and seven other pharmaceutical companies alleging that the defendants had overcharged Public Health Service entities for their pharmaceutical products. The plaintiff seeks to represent a nationwide class of all such entities that purchase under the Public Health Service program. Plaintiffs’ base their complaint on a report of the U.S. Department of Health and Human Services’ Office of the Inspector General, which has since been withdrawn. The plaintiffs’ allege the report was withdrawn based on “pressure from the pharmaceutical industry” and that its withdrawal does not invalidate their claim. The litigation is in discovery phase, with trial currently set for September 10, 2007.

On August 18, 2005, the County of Santa Clara, California filed a similar suit against API and fourteen other pharmaceutical companies in the Superior Court of the State of California, County of Alameda. Plaintiff seeks to proceed on behalf of a California-wide class of similarly situated cities and counties in California. On September 15, 2005, the case was removed from Alameda Superior Court to the United States District Court. Trial has been set for March 26, 2007.

Pharmaceutical Industry Antitrust Litigation. Approximately 135 cases remain pending of the numerous complaints that were filed in the mid-1990’s by retail pharmacies in both federal and state court. These complaints shared the same basic allegations: that the defendant pharmaceutical manufacturers and wholesale distributors, including sanofi-aventis predecessor companies, violated the Sherman Act, the Robinson Patman Act, and various state antitrust and unfair competition laws by conspiring to deny all pharmacies, including chains and buying groups, discounts off the list prices of brand-name drugs. Shortly before a November 2004 trial in the United States District Court for the Eastern District of New York, sanofi-aventis and the remaining manufacturer defendants settled the Sherman Act claims of the majority of the remaining plaintiffs. These settlements did not dispose of the remaining plaintiffs’ Robinson Patman Act claims.

•  Vitamin Antitrust Litigation

Since 1999, sanofi-aventis, some of its subsidiaries in its former animal nutrition business, and other vitamin manufacturers have been defendants in a number of class actions and individual lawsuits in U.S. courts relating to alleged anticompetitive practices in the market for bulk vitamins. Sanofi-aventis has settled all claims brought by direct purchasers of the relevant vitamin products and the majority of actions brought on behalf of indirect purchasers.

A lawsuit filed on behalf of a putative class of non-U.S. “direct purchasers” was dismissed by the District Court, which concluded that the non-U.S. plaintiffs were unable to sustain their case in the U.S. Courts. Rewiew by the Court of Appeals for the District of Columbia and by the U.S. Supreme Court upheld the district Court’s conclusion that plaintiffs are unable to sustain their case in the U.S. Courts. Plaintiffs sought yet another review by the U.S. Supreme Court, which was refused in January 2006, ending the non-U.S. direct purchaser suit.

In February 2006, sanofi-aventis and API learned that they had been named together with several other companies in a complaint filed by the Attorney General of Mississippi on the grounds of state antitrust law.

Aventis Animal Nutrition and five of the other major settling defendants entered into a judgment-sharing agreement, pursuant to which they agreed to allocate any judgment at trial among themselves according to the actual sales made by each of them. Regarding the same matter, civil litigation against sanofi-aventis and some of its subsidiaries is pending in the U.K. claiming unspecified damages; similar litigation in Australia has been settled. Investigations by antitrust authorities are pending in Brazil. In connection with the sale of its animal nutrition business to CVC Capital Partners, sanofi-aventis retains liability arising out of these antitrust issues.

•  Methionine Antitrust Litigation

Sanofi-aventis has settled all direct purchaser civil claims brought in the U.S. against sanofi-aventis and its subsidiaries relating to methionine sales and has settled the majority of claims brought by indirect purchasers starting in 2002. Settlement negotiations are ongoing with the remaining U.S. indirect purchasers. In connection with the sale of its animal nutrition business to CVC Capital Partners, sanofi-aventis retains liability arising out of these antitrust issues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

•  Cipro® Antitrust Litigation

Since August 2000, API has been a defendant in several related cases in U.S. state and federal courts alleging that API and certain other pharmaceutical manufacturers violated U.S. antitrust laws and various state laws by settling a patent dispute regarding the brand-name prescription drug Cipro® in a manner which allegedly delayed the arrival of generic competition. Watson Pharmaceuticals and Rugby Laboratories were named as defendants in most of these cases. Watson purchased Rugby from API. API agreed to defend and indemnify both Watson and Rugby in connection with the sale. The United States District Court for the Eastern District of New York dismissed Watson from the federal consolidated cases. Sanofi-aventis believes that the potential damages that plaintiffs seek against Rugby and Watson (in the cases in which Watson remains a party) are duplicative of the damages that plaintiffs seek against sanofi-aventis in those cases. In March 2005, the District Court granted sanofi-aventis’ summary judgment motions, and issued a judgment in favor of sanofi-aventis and the other defendants in this litigation. Plaintiffs have appealed this decision.

•  Lovenox® Antitrust Litigation

Subsequent to the decision of the U.S. District Court for the Central District of California holding the patent rights in the Lovenox® patent litigation to be unenforceable (see “Patents-Lovenox® Litigation”, above), on August 4, 2005, the Steamfitters Industry Welfare Fund and additional plaintiffs claiming to represent a purported class of indirect purchasers of Lovenox® filed a complaint alleging that Aventis Pharma S.A. and API had engaged in a scheme to monopolize the market for Lovenox® in violation of the Sherman Act and state consumer protection statutes. Plaintiffs seek to represent a class of persons having purchased Lovenox® since June 2003 and assert claims for triple damages based on alleged excess profits. Defendants reached an agreement with plaintiffs to stay the antitrust litigation pending the outcome of the appeal of the patent case.

•  DDAVP® Antitrust Litigation

Subsequent to the decision of the U.S. District Court for the Southern District of New York holding the patent rights at issue in the DDAVP® tablet litigation to be unenforceable (see “Patents-DDAVP® Litigation”, above), nine putative class actions were filed claiming injury as a result of Ferring B.V. and Aventis Pharmaceuticals Inc.’s alleged scheme to monopolize the market for DDAVP® tablets in violation of the Sherman Act and the antitrust and deceptive trade practices statutes of several states. Each of these suits was filed in the Southern District of New York, and seeks to proceed on behalf of a putative class of direct or indirect purchasers of DDAVP® tablets and claims triple damages based on alleged excess profits. Defendants reached an agreement with plaintiffs to stay the antitrust litigation pending the outcome of the appeal of the patent case, and a decision in the appeal was handed down on February 15, 2006 (see “Patents-DDAVP® Litigation”, above).

•  Cardizem® Antitrust Litigation

Starting in 1998, API, Andrx Pharmaceuticals, and in some cases Hoechst AG, were defendants in a number of lawsuits alleging that API and Andrx engaged in anticompetitive practices and unfair methods of competition by entering into an agreement in partial settlement of patent infringement litigation relating to Cardizem® CD. API and Andrx reached settlements in an aggregate amount of approximately U.S.$110 million in 2002, U.S.$80 million in 2003 and U.S.$8 million in 2004. A remaining appeal by a class member contesting the U.S.$80 million Indirect Purchaser Class settlement of 2003 was rejected by the U.S. Supreme Court in May 2005, ending this litigation.

•  Brazilian Antitrust Claims

On October 13, 2005, the Brazilian CADE (“Conselho Administrativo de Defesa Economica”) concluded that certain sales managers from 21 pharmaceutical companies (including representatives from sanofi-aventis, Aventis Behring Ltda., and Sanofi-Synthélabo) attended a sales meeting in 1999, during which they engaged in anti-competitive acts, intended to prevent competition from certain generic products. As a result of the CADE’s ruling, the named companies will be assessed fines.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

d) Other litigation and arbitration

•  Exubera® Alliance

In early 2005, Pfizer commenced lawsuits in New York and Germany against sanofi-aventis and certain subsidiaries, seeking in each case a declaratory judgment that the acquisition of Aventis by sanofi-aventis constitutes a change in control under the contracts governing the Exubera® alliance. In May, the Supreme Court of the State of New York granted Pfizer’s motion for summary judgment, and in October, the district court in Frankfurt, Germany held that a change of control had occurred. In each case, sanofi-aventis filed an appeal.

On January 13, 2006, sanofi-aventis entered into an agreement to sell its interests in Exubera® and related assets to Pfizer, completion of which will render moot sanofi-aventis’ pending appeals in the U.S. and German litigation.

•  Hoechst Shareholder Litigation

On December 21, 2004 the extraordinary General Meeting of sanofi-aventis’ German subsidiary Hoechst AG approved a resolution transferring the shares held by minority shareholders to sanofi-aventis for compensation of €56.50 per share. Certain minority shareholders filed claims contesting the validity of the resolution, preventing its registration with the commercial register of Frankfurt and entry into effect.

On July 12, 2005, this litigation was settled. As a consequence, the squeeze out has been registered in the commercial register making sanofi-aventis the sole shareholder of Hoechst AG (now Hoechst GmbH).

According to the settlement agreement the cash compensation has been increased to €63.80 per share. The cash compensation was further increased by another €1.20 per share for those outstanding shareholders who inter alia waived in advance any increase of the cash compensation obtained through a judicial appraisal proceeding (Spruchverfahren) brought by former minority shareholders. Subsequently, a number of former minority shareholders of Hoechst initiated a judicial appraising proceeding with the local Frankfurt court Landgericht Frankfurt on Main contesting the amount of the cash compensation paid in the squeeze out.

e) Contingencies Arising from Certain Business Divestitures

Sanofi-aventis and its subsidiaries, Hoechst and Aventis Agriculture, divested a variety of mostly chemical, including agro-chemical, businesses as well as certain health product businesses in previous years with customary indemnification obligations regarding the state of the sold businesses as well as specific indemnification obligations negotiated on a case-by-case basis.

•  Aventis Behring

The divestment of Aventis Behring and related protein therapies assets became effective on March 31, 2004. The purchase agreement contained customary representations and warranties running from sanofi-aventis as seller to CSL Limited as purchaser. Sanofi-aventis has indemnification obligations that generally remain in effect until March 31, 2006 (the second anniversary of the Closing Date). However some indemnification obligations have a longer duration, for instance: indemnification obligations relating to the due organization, capital stock and ownership of Aventis Behring Companies runs through March 31, 2014, environmental indemnification through March 31, 2009, and product liability indemnification through March 31, 2019, subject to extension for claims related to types of product liability notified before such date. Furthermore for tax related issues sanofi-aventis indemnification obligation covers all taxable periods that end on or before the Closing Date and expires thirty days after the expiration of the applicable statute of limitations. In addition, the indemnification obligations relating to certain specified liabilities, including HIV liability, survive indefinitely.

Under the indemnification agreement, sanofi-aventis is generally to indemnify only to the extent indemnifiable losses exceed U.S.$10 million and up to a maximum aggregate amount of U.S.$300 million. For environmental claims the indemnification due by sanofi-aventis equals 90% of the indemnifiable losses. Product liability claims are generally treated separately, and the aggregate indemnification is capped at U.S.$500 million. Certain indemnification obligations including those related to HIV liability as well as tax claims are not capped in amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

•  Aventis CropScience

The sale by Aventis Agriculture and Hoechst of their aggregate 76% participation in Aventis CropScience Holding (“ACS”) to Bayer AG was effective on June 3, 2002. The Stock Purchase Agreement dated October 2, 2001 contained customary representations and warranties with respect to the sold business as well as a number of indemnifications, in particular with respect to: environmental liabilities (the representations and warranties and the environmental indemnification are subject to a cap of €836 million, except for certain legal representations and warranties and specific environmental liabilities); taxes; certain legal proceedings; claims related to StarLink® corn; and certain pre-closing liabilities, in particular, product liability cases (which are subject to a cap of €418 million). Additionally, Bayer AG is subject to a number of obligations regarding mitigation and cooperation. The regular limitation period for most representations and warranties ran until December 3, 2003. However, the legal representations and warranties will only become time-barred in June 2012. All specific indemnifications provide for various specific periods of limitation.

On December 9, 2005 Aventis Agriculture and Hoechst signed a settlement agreement with Bayer and Bayer CropScience AG, a wholly owned subsidiary of Bayer, which acquired the ACS shares in June 2002. The settlement agreement terminates arbitration proceedings for an alleged breach of a financial statement-related representation contained in the Stock Purchase Agreement, which were initiated by Bayer CropScience AG in August 2003. The settlement agreement also resolves numerous other warranty and indemnification claims asserted under the Stock Purchase Agreement, including claims relating to certain environmental liabilities. A number of other outstanding claims remain unresolved.

•  Aventis Animal Nutrition

Sanofi-aventis and Drakkar Holdings SA signed an agreement for the sale to Drakkar Holdings SA of the Aventis Animal Nutrition business effective in April 2002. The sale agreement contained customary representations and warranties. Sanofi-aventis’ indemnification obligations ran through April 2004, except for environmental indemnification obligations (which run through April 2012), tax indemnification obligations (which run through the expiration of the applicable statutory limitation period), and antitrust indemnification obligations (which extend indefinitely). The indemnification undertakings are subject to an overall cap of €223 million, with a lower cap for certain environmental claims. Indemnification obligations for antitrust and tax claims are not capped.

•  Messer Griesheim GmbH

Pursuant to an agreement dated December 30/31, 2000, Hoechst sold its 66,7% participation in the industrial gasses company Messer Griesheim GmbH. All purchaser claims under the representations and warranties of the agreement except those relating to tax and environmental matters were settled under an agreement entered into in July 2003. Several environmental claims are pending.

•  Celanese AG

The demerger of the specialty chemicals business Celanese AG became effective on October 22, 1999. Under the demerger agreement between Hoechst and Celanese, Hoechst expressly excluded any representations and warranties regarding the shares and assets demerged to Celanese. However, the following obligations of Hoechst are ongoing:

•	While all obligations of Hoechst (i) resulting from public law or (ii) pursuant to current or future environmental laws or (iii) vis-à-vis third parties pursuant to private or public law related to contamination (as defined) have been transferred to Celanese in full, Hoechst split with Celanese any such cost incurred under these obligations applying a 2:1 ratio.

•

To the extent Hoechst is liable to purchasers of certain of its divested businesses (as listed in the demerger agreement), Celanese must indemnify Hoechst, as far as environmental damages are concerned, for aggregate liabilities up to €250 million, liabilities exceeding such amount will be borne

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

by Hoechst alone up to €750 million, and amounts exceeding €750 million will be borne 2/3 by Hoechst and 1/3 by Celanese without any further caps.

Compensation paid to third parties by Celanese under the aforementioned clause, through December 31, 2005 was significantly below the first threshold of €250 million.

•  Rhodia

In connection with the initial public offering of Rhodia in 1998, Rhône-Poulenc (later named Aventis, to which sanofi-aventis is the legal successor in interest) entered into an Environmental Indemnification Agreement with Rhodia on May 26, 1998 under which, subject to certain conditions, Rhodia was entitled to claim indemnification from Aventis with respect to direct losses resulting from third party claims or public authority injunctions for environmental damages. Further to the negotiations that took place in 2002, and after authorization by the Management Board and Supervisory Board of Aventis on one hand and the Board of Directors of Rhodia on the other hand, Aventis and Rhodia entered into a settlement agreement on March 27, 2003 under the terms of which the parties settled all environmental claims in connection with the Environmental Indemnification Agreement.

On December 29, 2004, Rhodia Inc., a U.S. subsidiary of Rhodia, filed a complaint against sanofi-aventis and Bayer CropScience Inc. (formerly Aventis CropScience Inc. prior to its acquisition by Bayer AG in 2002 – for additional information, see “Aventis CropScience”, above) before the U.S. District Court for the District of New Jersey under the U.S. Comprehensive Environmental Response, Compensation and Liability Act, federal common law and New Jersey state law. Rhodia Inc. seeks to recover costs of an unspecified amount relating to a Rhodia Inc. site in Silver Bow, Montana, owned and managed by Rhodia Inc. alone since its carve out from the Rhône-Poulenc Group in 1998. A decision is expected in 2006.

On August 19, 2005, Rhodia-Brasil Ltda and Rhodia notifed sanofi-aventis of a summons before the civil court of São Paolo, Brazil on the basis of alleged extra-contractual liability as former owner or operator of Rhodia’s Cutabao site in Brazil. The plaintiffs seek indemnification for alleged harm related to the Cubatao site amounting to approximately 120 million reals (about €44 million). Sanofi-aventis filed its responsive brief on October 24, 2005. The procedure is currently pending.

Sanofi-aventis contests both the substance and the admissibility of Rhodia’s claims and inter alia considers that the above-mentioned Environmental Indemnification Agreement entered into on March 27, 2003 precludes any claim from part of Rhodia, Rhodia Inc. and Rhodia Brasil Ltda.

On April 13, 2005 Rhodia initiated an ad hoc arbitration procedure seeking indemnification from sanofi-aventis for the financial consequences of the environmental liabilities and pension obligations that were allocated to Rhodia through the various operations leading to the formation of Rhodia in 1997, amounting respectively to €125 million and €531 million. Rhodia additionally seeks indemnification for future costs related to transferred environmental liabilities and coverage of all costs necessary to fully fund the transfer of pension liabilities out of Rhodia’s accounts. The arbitral tribunal has been constituted and the terms of reference were signed on July 27, 2005. Rhodia filed its brief on October 17, 2005 and sanofi-aventis filed its responsive brief on January 10, 2006 to which Rhodia replied by an additional brief on February 13, 2006. The award of the arbitral tribunal is expected to be issued in 2006.

Sanofi-aventis considers that Rhodia’s claims made in that ad hoc arbitration procedure are not admissible and without merit.

•  Rhodia Shareholder Litigation

In January 2004, two minority shareholders of Rhodia and their respective investment vehicles filed two claims before the Commercial Court of Paris (Tribunal de Commerce de Paris) against Aventis, to which sanofi-aventis is successor in interest, together with other defendants including former directors and statutory auditors of Rhodia from the time of the alleged events. The claimants seek a judgment holding the defendants collectively liable for alleged management errors and for alleged publication of misstatements between 1999 and 2002 and inter alia regarding Rhodia’s acquisition of the companies Albright & Wilson and ChiRex. These shareholders seek a finding

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

of joint and several liability for damages to be awarded to Rhodia in an amount of €925 million for alleged harm to the Company (a derivative action), as well as personal claims of €4.3 million and €125.4 million for their own alleged individual losses. Sanofi-aventis contests both the substance and the admissibility of these claims.

During 2005, the defendants filed responsive briefs including several pre-trial motions regarding the personal jurisdiction of the court and the admissibility of the claims in addition to their defense on the merits. Sanofi-aventis is also aware of three criminal complaints filed in France by the same plaintiffs and of a criminal investigation order issued by the Paris public prosecutor following the submission of the report issued by the Autorité des marchés financiers regarding Rhodia’s financial communications. Under French law, private litigation may be stayed pending resolution of related criminal complaints. Therefore Sanofi-aventis and most of the defendants petitioned the court in order to stay the procedure. After hearing the parties only on the procedural issues relating to the court’s jurisdiction and the stay of the procedure, the Commercial Court of Paris sustained its jurisdiction over the cases but accepted sanofi-aventis and the other defendants’ motion to stay the civil litigation in decisions issued on January 27 and on February 10, 2006.

On June 29, 2004, claims similar to the Rhodia shareholders’ claims pending before the Commercial Court of Paris were filed in the Supreme Court of the State of New York (United States) on behalf of two Rhodia shareholders claiming damages of at least €60 million, in addition to unspecified punitive damages.

On December 29, 2004, plaintiffs amended their original claims to encompass the formation of Rhodia in 1998 as well as environmental and pension liabilities assumed by Rhodia. In April 2005, the court dismissed the case on the ground of the inconvenience of trying the case in New York (forum non conveniens). Plaintiffs appealed this dismissal. The procedure is currently pending before the Supreme Court, Appellate Division of the State of New York, and the decision is expected in 2006.

•  Clariant—Specialty Chemicals Business

Hoechst conveyed its specialty chemicals business to Clariant AG pursuant to a 1997 agreement. While Clariant has undertaken to indemnify Hoechst for all costs incurred for environmental matters relating to purchased sites, certain ongoing indemnification obligations of Hoechst for environmental matters in favor of Clariant can be summarized as follows:

•	Costs for environmental matters at the sites taken over directly or indirectly by Clariant and attributable to a specific activity of Hoechst or of a third party not related to the business transferred to Clariant are to be borne by Hoechst to the extent the accumulated costs since the closing in any year exceed a threshold amount for the then current year. The threshold increases annually from approximately €102 million in 1997/98 to approximately €816 million in the fifteenth year after the closing. Only the amount by which Clariant’s accumulated costs exceed the then-current year’s threshold must be compensated by Hoechst. No payments have yet become due under this rule.

•	Hoechst must indemnify Clariant indefinitely (i) for costs attributable to four defined waste deposit sites in Germany which are located outside the sites taken over by Clariant (to the extent exceeding an indexed amount of approximately €20.5 million), (ii) for costs from certain locally concentrated pollutions in the sites taken over by Clariant but not caused by specialty chemicals activities in the past, and (iii) for 75% of the costs relating to a specific waste deposit site in Frankfurt, Germany.

•  InfraServ Höchst

By the Asset Contribution Agreement dated December 19/20, 1996 as amended on May 5, 1997, Hoechst contributed all land, buildings, and related assets of the Hoechst site at Frankfurt-Höchst to InfraServ Höchst GmbH & Co KG. InfraServ Höchst undertook to indemnify Hoechst against environmental liabilities at the Höchst site and with respect to certain landfills. As consideration for the indemnification undertaking, Hoechst transferred to InfraServ approximately €57 million to fund reserves. In 1997, Hoechst also agreed it would reimburse current and future InfraServ Höchst environmental investments totaling €143 million. As a limited partner in InfraServ, as a former owner of the land and as a former user of the landfills Hoechst may ultimately be liable for costs of remedial action in excess of this amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

•  DyStar

Hoechst held a 35% interest in the DyStar group of companies, whose business is the manufacturing and marketing of textile dyestuffs. The other shareholders were Bayer Chemicals AG (35%) and BASF AG (30%). Hoechst, as well as Bayer and BASF, sold their interests to an investment vehicle of Platinum Equities LLP in August 2004. In addition to customary representations and warranties, the selling shareholders agreed to a guarantee on certain minimum purchases by the sellers from the DyStar group (including a certain minimum return to DyStar) within a period of four years following the closing. Purchasers have submitted claims related to environmental and tax matters, as well as under the minimum purchase guarantee.

•  Albemarle Arbitration

In 1992, Rhône-Poulenc S.A. (a predecessor company of sanofi-aventis) signed with Ethyl Overseas Development, now known as Albemarle, a Stock Purchase Agreement by which Rhône-Poulenc sold 100% of the share capital of Potasse et Produits Chimiques S.A. (PPC) to Ethyl. Under the terms of the Stock Purchase Agreement, Rhône-Poulenc agreed to indemnify Albemarle for and to hold it harmless from any claims, losses, damages, costs or any other present and prospective liabilities arising out of soil and/or groundwater contamination at the site of the Thann facility. Following a study demonstrating such soil and groundwater contamination, the French Government ordered Albemarle to undertake certain remedial actions. Having incurred costs in connection with the environmental claims of the French Government, Albemarle sought recovery from sanofi-aventis pursuant to the warranty stated in the Stock Purchase Agreement. The warranty stated in the Stock Purchase Agreement has no specified duration; therefore, sanofi-aventis holds that it is time-barred in accordance with the French commercial prescription of ten years. On April 2, 2004, Albemarle initiated arbitration proceedings in the International Chamber of Commerce in Paris against sanofi-aventis. Albemarle seeks to recover from sanofi-aventis of all costs incurred so far in connection with the environmental claims of the French Government as well as a declaratory judgment against sanofi-aventis to hold it liable for all costs prospectively to be incurred by Albemarle in connection with such claims. In June 2004, the two parties appointed the arbitral tribunal, which determined the terms of reference of the procedure in September 2004. The first hearings in the case were held on June 22 and 23, 2005. The final decision of the arbitral tribunal is currently expected during the first quarter of 2006.

D.23. Provisions for discounts, rebates and sales returns

The adjustments between gross sales and net sales, as described in Note B.13, are recognized either as provisions or as reductions in accounts receivable, depending on their nature.

The table below shows the movements in these items from January 1, 2005 through December 31, 2005:

(€ million)	Government and State programs (1)	Managed Care and GPO programs (2)	Charge- back incentives	Rebates and discounts	Sales returns	Other deductions	Total
Balance, beginning of period	208	125	23	135	132	18	641

Current provision related to current period sales	462	390	608	689	173	126	2,448
Net change in provision related to prior period sales	(9)	—	(2)	—	(2)	—	(13)
Payments made	(432)	(371)	(580)	(684)	(160)	(87)	(2,314)
Translation differences	31	21	9	7	21	6	95

Balance, end of period	260	165	58	147	164	63	857

(1)	Primarily the U.S. government’s Medicare and Medicaid programs.
(2)	Rebates and other price reductions, primarily granted to healthcare authorities in the United States of America.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

D.24. Personnel costs

Total personnel costs break down as follows:

(€ million)	Year ended December 31, 2005
Salaries	(4,551)
Social security charges	(1,048)
Agency staff	(177)
Share-based payment	(199)
Employee share ownership plan	(31)
Pension expense: defined-contribution plans	(166)
Pension expense: defined-benefit plans	(347)
Other employee benefits	(344)

Total	(6,863)

The total number of employees as of December 31, 2005 is 97,181 (compared with 96,439 as of December 31, 2004).

Employee numbers by function were as follows:

	December 31, 2005	December 31, 2004
Production	30,909	30,735
Research and development	17,636	17,191
Sales force	35,030	32,888
Marketing and support functions	13,606	15,625

Total	97,181	96,439

D.25. Other current operating income

Other current operating income comprises:

(€ million)	Year ended December 31, 2005
Share of profits received from alliance partners	250
Net foreign exchange loss on operating items	(79)
Other	90

Total	261

The share of profits received from alliance partners includes the alliance with Procter & Gamble Pharmaceuticals for the development and marketing of Actonel® on a worldwide basis excluding Japan (see Note C.2.).

In 2004, in addition to the share of profits received from alliance partners, this caption also included a net foreign exchange gain on operating items, amounting to €142 million.

D.26. Other current operating expenses

Other current operating expenses mainly comprise shares of profits due to alliance partners under the agreements with Teva, Almirall, Merck & Co. and for the product Tavanic® (€124 million in 2005).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

D.27. Restructuring costs

Restructuring costs recognized in 2005 amount to €972 million (2004: €679 million), and comprise:

-	employee-related expenses of €696 million (2004: €289 million);

-	compensation for early termination of contracts of €92 million (2004: €76 million);

-	expenses related to the abandonment of software of €22 million (2004: €139 million);

-	other restructuring costs of €162 million (2004: €175 million).

D.28. Other operating income and expenses

Other operating income and expenses for the years ended December 31, 2005 and 2004 break down as follows:

(€ million)	Year ended December 31, 2005	Year ended December 31, 2004
Net gains on disposals	102	206
Other	(23)	(1)

Total	79	205

In 2005, net gains on disposals include a gain of €70 million arising on the sale of the oral hygiene product ranges (represented by the Fluocaril® and Parogencyl® brands) to Procter & Gamble Pharmaceuticals, under the put option agreement signed on October 8, 2004.

The other gains on disposal recognized in 2005 relate to disposals of trademarks (€9 million), patents, and other pharmaceutical rights.

In 2004, net gains on disposals included the gain on the divestment of Arixtra®, Fraxiparine® and related assets.

The Other line mainly comprises movements in provisions for risks.

D.29. Financial income and expenses

The tables below show the main components of financial income and expenses:

D.29.1. Financial expenses

(€ million)	Year ended December 31, 2005	Year ended December 31, 2004
Interest expense on debt	(444)	(165)
Unwinding of discount on provisions	(47)	(1)
Fair value losses on financial assets	(24)	(4)
Provisions for impairment of financial assets	(17)	(10)
Other	—	(59)

Total financial expenses	(532)	(239)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

D.29.2. Financial income

(€ million)	Year ended December 31, 2005	Year ended December 31, 2004
Interest income	76	59
Foreign exchange gains (non-operating)	64	2
Fair value gains on financial instruments	49	11
Net gain on disposals of financial assets	94	—
Other	4	52

Total financial income	287	124

D.30. Income tax expense

The Group has opted for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States of America.

Income before tax and the corresponding tax charge for the years ended December 31, 2005 and 2004 were as follows:

(€ million)	Year ended December 31, 2005				Year ended December 31, 2004
	France	Rest of the world	Impact of the acquisition of Aventis (1)	Total	Total
Income before tax	1,784	6,144	(5,285)	2,643	2,311
Income tax	(362)	(2,080)	1,965	(477)	(479)

(1)	These amounts represent the impact on income before tax and on deferred taxes recognized in the income statement of (i) amortization and impairment charged on the remeasurement of intangible assets and (ii) the effect of the workdown on inventories remeasured at fair value, related to the acquisition of Aventis.

Income tax expense for the years ended December 31, 2005 and 2004 comprises:

(€ million)	Year ended December 31, 2005	Year ended December 31, 2004
Current taxes	(2,724)	(1,535)
Deferred taxes	2,247	1,056

Total	(477)	(479)

The difference between the effective tax rate and the standard corporate income tax rate applicable in France for the years ended December 31, 2005 and 2004 is explained as follows:

(as %)	Year ended December 31, 2005	Year ended December 31, 2004
Tax rate applicable in France	35	35
Impact of income tax at reduced rate on royalties in France	(14)	(7)
Impact of changes in French tax rates in 2004	—	(3)
Other	(3)	(4)

Effective tax rate	18	21

The impact of lower-rate tax on royalties in France of -14% in 2005, compared with -7% in 2004, is due to (i) a reduction in the lower rate of tax from 19% to 15% (before contributions) and (ii) the inclusion of Aventis over 12 months in 2005 compared with 4 months in 2004.

“Other” includes the impact of (i) the difference between the tax rate applicable in France and tax rates applicable in other countries and (ii) the reassessment of certain of the Group’s tax exposures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

The effective tax rate incorporates the effect of the amortization and impairment of intangible assets (other than software) over 12 months in 2005 compared with 4 months in 2004. Deferred taxes on this amortization and impairment are charged on a higher average rate than the Group’s overall effective tax rate.

Income taxes actually paid by sanofi-aventis in the year ended December 31, 2005 amounted to €2,669 million, compared with €1,725 million in 2004.

D.31. Share of profit/loss of associates

This caption mainly comprises the share of co-promotion profits attributable to sanofi-aventis for territories covered by entities majority-owned by BMS (see Note C.1.). The share of profits of associates generated by the BMS alliance in 2005 was €647 million, before deducting the tax effect of €243 million (2004: €581 million, tax effect €220 million).

It also includes the share of profits from other associates (€23 million in 2005, €48 million in 2004: see Notes D.6. and E.2.). These figures incorporate the effect of the Aventis acquisition (workdown of acquired inventories, amortization and impairment of intangible assets).

D.32. Minority interests

This line includes the share of co-promotion profits attributable to BMS for territories covered by entities majority-owned by sanofi-aventis (see Note C.1.). The amount involved in 2005 was €300 million (against: €257 million in 2004); there is no tax effect, because BMS receives its share before tax.

It also includes the share of net income attributable to the other minority shareholders (€49 million in 2005, €13 million in 2004), and the portion attributable to minority shareholders of depreciation and amortization charged on fair value remeasurements of the acquired assets and liabilities of Aventis (€14 million in 2005, €15 million in 2004).

In 2004, this line included the loss of €4 million attributable to the minority shareholders of Hoechst, due mainly to their share in the depreciation and amortization charged on the fair value remeasurements to the acquired assets and liabilities of Aventis (see Note D.15.).

D.33. Related party transactions

Sanofi-aventis has not entered into any transaction with any member of the Board of Directors or Senior Management, or with any shareholder holding more than 5% of the share capital, other than in the ordinary course of business. In particular, financial relations with the Total group were immaterial as of December 31, 2005 and 2004.

For details of transactions with related companies, refer to Note D.6.

The table below shows, by type, compensation paid to the Group’s principal executives (i.e. the 19 members of the Executive Committee as of December 31, 2005 plus, for post-employment benefits, certain members of the Board of Directors):

(€ million)	Year ended December 31, 2005
Short-term benefits (1)	25
Post-employment benefits (2)	12
Share-based payment (3)	11

Total	48

(1)	Compensation and employer’s social security charges.
(2)	Estimated pension cost, calculated in accordance with IAS 19.
(3)	Stock option expense (computed using the Black & Scholes model), and expense relating to the discount offered under the employee share ownership plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

D.34. Split of net sales

The Group is not dependent on any single customer or group of customers for its sales.

Products are sold throughout the world to a wide range of customers including pharmacies, hospitals, chain warehouses, governments, physicians, wholesalers and other distributors.

D.35. Segment information

D.35.1 Business segments

The Group has two business segments: Pharmaceuticals and Human Vaccines. Net income from and investments in the following associates and joint ventures are included in the pharmaceuticals segment: Financière des Laboratoires de Cosmétologie Yves Rocher, Merial, Wacker Chemie and InfraServ Höchst.

Adjusted net income

“Adjusted net income”, reported in segment information, is an internal performance indicator, defined as net income adjusted for the material impacts of the application of purchase accounting to the Aventis deal and for certain costs associated with the deal.

Management uses adjusted net income as an internal performance indicator, as a significant factor in determining variable compensation, and as a basis for determining the dividend policy of the new Group.

The main adjustments between net income and adjusted net income are:

-	elimination of expenses arising on the workdown of acquired inventories remeasured at fair value, net of tax;

-	elimination of expenses arising on amortization and impairment of Aventis intangible assets (acquired in-process R&D and acquired product rights), net of tax and minority interests;

-	elimination of expenses arising from the impact of the acquisition of Aventis on equity investees (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill);

-	elimination of any impairment losses charged against the goodwill generated by the acquisition of Aventis.

Sanofi-aventis also excludes from adjusted net income integration and restructuring costs (net of tax) incurred specifically in connection with the acquisition of Aventis.

Adjusted net income for the years ended December 31, 2005 and 2004, is as follows:

(€ million)	Year ended December 31, 2005	Year ended December 31, 2004
Consolidated net income	2,258	1,986

Material accounting adjustments related to the acquisition of Aventis:	3,462	1,135
• elimination of expense arising on the workdown of acquired inventories remeasured at fair value, net of tax	248	342
• elimination of expenses arising on amortization and impairment of Aventis intangible assets, net of tax and minority interests	3,156	795
• elimination of expenses arising from the impact of the acquisition of Aventis on equity investees (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill)	58	(2)
• elimination of impairment losses charged against the goodwill generated by the acquisition of Aventis	—	—
Elimination of acquisition-related integration and restructuring charges, net of tax:	615	406

Adjusted consolidated net income (unaudited)	6,335	3,527

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Income statement information by segment

The table below shows the principal income statement indicators by business segment:

	Year ended December 31, 2005			Year ended December 31, 2004
(€ million)	Pharma- ceuticals	Vaccines	Sanofi-aventis consolidated	Pharma- ceuticals	Vaccines	Sanofi-aventis consolidated
Net sales	25,249	2,062	27,311	14,188	683	14,871
Other revenues	1,143	59	1,202	849	13	862
Research and development expenses	(3,725)	(319)	(4,044)	(2,271)	(118)	(2,389)
Selling and general expenses	(7,832)	(418)	(8,250)	(4,485)	(115)	(4,600)
Amortization of intangibles	(3,756)	(281)	(4,037)	(1,441)	(140)	(1,581)
Operating income – current	4,565	188	4,753	2,928	(28)	2,900
Impairment of property, plant & equipment and intangibles	(970)	(2)	(972)	—	—	—
Operating income	2,702	186	2,888	2,454	(28)	2,426
Financial expenses	(498)	(34)	(532)	(219)	(20)	(239)
Financial income	283	4	287	124	—	124
Income tax expense	(427)	(50)	(477)	(494)	15	(479)
Share of profit/loss of associates (1)	482	(55)	427	410	(1)	409
Minority interests	(335)	—	(335)	(254)	(1)	(255)
Net income	2,207	51	2,258	2,021	(35)	1,986
Adjusted consolidated net income (2) (unaudited)	5,903	432	6,335	3,416	111	3,527

(1)	Financial information for associates is included under “Pharmaceuticals”, except for associates specifically involved in the “Vaccines” business.
(2)	See definition of “Adjusted net income” above.

Inter-segment transactions are not material. Transfer prices between segments are determined on an arm’s length basis.

Assets and liabilities by segment

Assets and liabilities by business segment are as follows:

	December 31, 2005			December 31, 2004
(€ million)	Pharma- ceuticals	Vaccines	Sanofi-aventis consolidated	Pharma- ceuticals	Vaccines	Sanofi-aventis consolidated
Investments in associates *	1,928	549	2,477	2,322	609	2,931
Segmental assets	72,381	6,314	78,695	72,090	5,930	78,020
Unallocated assets	—	—	5,486	—	—	4,456

Total assets	74,309	6,863	86,658	74,412	6,539	85,407
Acquisitions of property, plant & equipment and intangible assets	974	169	1,143	711	43	754

Segmental liabilities	14,908	798	15,706	13,936	672	14,608
Unallocated liabilities	—	—	24,126	—	—	29,276

Total liabilities (excluding shareholders’ equity)	14,908	798	39,832	13,936	672	43,884

*	Financial information for associates is included under “Pharmaceuticals”, except for associates specifically involved in the “Vaccines” business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

D.35.2. Information by geographical segment

Information by geographical segment for the year ended December 31, 2005 is as follows:

(€ million)	Total	Europe	United States of America	Other countries	Unallocated costs (1)
Net sales	27,311	12,134	9,566	5,611	—
Operating income – current (2)	4,753	4,360	3,900	1,804	(5,311)
Acquisitions of property, plant and equipment and intangible assets	1,143	896	162	85	—
Total assets	86,658	36,845	34,990	14,823	—
Of which non-current assets (3)	70,442	27,592	31,201	11,649	—

(1)	Unallocated costs consist mainly of fundamental research and worldwide development of pharmaceutical molecules, and part of the cost of support functions.
(2)	After amortization of intangible assets (€4,037 million).
(3)	Including €30,234 million of goodwill and €30,229 million of intangible assets.

Information by geographical segment for the year ended December 31, 2004 was as follows:

(€ million)	Total	Europe	United States of America	Other countries
Net sales	14,871	7,266	4,658	2,947
Acquisitions of property, plant and equipment and intangible assets	754	695	32	27
Total assets	85,407	37,927	33,183	14,297
Of which non-current assets	71,360	29,478	29,926	11,956

D.36. Events subsequent to the balance sheet date

Divestment of Exubera® rights and the interest in Diabel

On January 13, 2006, sanofi-aventis announced the signature of an agreement to transfer its rights to Exubera® (an inhaled human insulin) to Pfizer. Aventis and Pfizer formed an alliance in 1998 to jointly develop, manufacture and market Exubera®. The contracts governing this alliance contained change of control clauses which Pfizer chose to exercise following the acquisition of Aventis by Sanofi-Synthelabo (see Note D.22).

Under the terms of the agreement signed on January 13, 2006, sanofi-aventis agreed to sell its share of the worldwide rights for the development, manufacture and market of Exubera® and its share of the Diabel joint-venture, a company based in Frankfurt, Germany, that owns the production facility which manufactures the bulk insulin used in the manufacture of Exubera®.

In return, sanofi-aventis will receive a payment of US$ 1.3 billion net of German local taxes. Completion of the transaction is subject to various conditions, one of which – approval by the German antitrust authorities – was fulfilled in January 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

E. LIST OF PRINCIPAL COMPANIES INCLUDED IN THE CONSOLIDATION FOR THE YEAR ENDED DECEMBER 31, 2005

E.1. Principal fully-consolidated companies

The principal companies in the Group’s areas of operations and business segments are:

Europe		Financial interest %
Sanofi-Aventis Deutschland GmbH	Germany	100
Hoechst GmbH	Germany	100
Winthrop Arzneimittel GmbH	Germany	100
Sanofi-Synthélabo GmbH	Germany	100
Sanofi-Synthélabo Holding GmbH	Germany	100
Sanofi-Synthélabo Gesmbh / Bristol-Myers Squibb GesmbH OHG (1)	Austria	51
Sanofi-Synthélabo GmbH	Austria	100
Sanofi-Synthélabo SA/ NV	Belgium	100
Sanofi-Synthélabo A/S	Denmark	100
Sanofi Winthrop BMS partnership (1)	Denmark	51
Aventis Pharma Spain SA	Spain	100
Sanofi-Aventis SAU	Spain	100
Sanofi Winthrop BMS partnership (1)	Finland	51
Sanofi-Synthélabo OY	Finland	100
Sanofi-Aventis Europe S.A.S.	France	100
Sanofi-Aventis Participations S.A.S.	France	100
Sanofi-Aventis Amérique du Nord S.N.C.	France	100
Laboratoire Aventis S.A.S.	France	100
Sanofi Pasteur Holding S.A.	France	100
Aventis Pharma S.A.	France	100
Aventis Intercontinental S.A.S.	France	100
Aventis Pharma Recherche-Développement S.A.S.	France	100
Aventis Principes Actifs Pharmaceutiques S.A.S.	France	100
Aventis Pharma Participations S.A.	France	100
Sanofi Pasteur S.A.	France	100
Aventis Agriculture S.A.	France	100
Aventis Investissement S.A.	France	100
Theraplix S.A.S.	France	100
Dakota Pharm S.A.S.	France	100
Francopia S.A.R.L.	France	100
Winthrop Medicaments S.A.	France	100
Sanofi Chimie S.A.	France	100
Sanofi Participations S.A.S.	France	100
Sanofi Pharma Bristol-Myers Squibb S.N.C.(1)	France	51
Sanofi-Aventis S.A.	France	100
Sanofi-Aventis France S.A.	France	100
Sanofi-Aventis Groupe S.A.	France	100
Sanofi-Aventis OTC S.A.	France	100
Sanofi-Synthélabo Recherche S.A.	France	100
Sanofi Winthrop Industrie S.A.	France	100
Sanofi-Synthélabo A.E	Greece	100
Chinoin Pharmaceutical and Chemical Works Co Ltd	Hungary	100
Sanofi-Synthélabo RT	Hungary	100
Cahir Insurance Ltd	Ireland	100
Carraig Finance Services Ltd	Ireland	100
Sanofi-Synthélabo Ireland Ltd	Ireland	100
Sanofi-Aventis Pharma Spa	Italy	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Europe		Financial interest %
Sanofi-Aventis OTC Spa	Italy	100
Sanofi-Synthélabo AS	Norway	100
Sanofi Winthrop BMS partnership ANS(1)	Norway	51
Aventis Pharma BV	Netherlands	100
Sanofi-Synthélabo BV	Netherlands	100
Sanofi-Synthélabo Polholding BV	Netherlands	100
Sanofi Winthrop BMS VOF(1)	Netherlands	51
Sanofi-Synthélabo Sp Zoo	Poland	100
Winthrop Farmaceutica Portugal Lda	Portugal	100
Sanofi-Synthélabo Produtos Farmaceuticos SA	Portugal	100
Sanofi Winthrop BMS AEIE(1)	Portugal	51
Aventis Pharma Lda	Portugal	100
Sanofi-Synthélabo sro	Czech Republic	100
Aventis Pharma UK Ltd	United Kingdom	100
Sanofi-Synthélabo Ltd	United Kingdom	100
Sanofi-Synthélabo UK Ltd	United Kingdom	100
Winthrop Pharmaceuticals UK Ltd	United Kingdom	100
Fisons Limited	United Kingdom	100
May and Baker Limited	United Kingdom	100
Sanofi Winthrop BMS partnership(1)	Sweden	51
Sanofi-Synthélabo AB	Sweden	100
Sanofi SA-AG	Switzerland	100
Sanofi-Synthélabo (Suisse) SA	Switzerland	100
Sanofi-Synthélabo CIS & Eastern countries SA	Switzerland	100
Aventis Pharma Sanayive Ticaret Limited Sirketi	Turkey	100
Winthrop Ilac AS	Turkey	100
Sanofi-Synthélabo Ilac AS	Turkey	100
Sanofi-Dogu BMS ADI Ortakligi partnership(1)	Turkey	51

(1)	Partnership with Bristol-Myers Squibb (see Note C.1).

United States of America		Financial interest %
Aventis Holdings Inc.	USA	100
Aventis Inc.	USA	100
Aventis Pharmaceuticals Inc.	USA	100
Carderm Capital L.P.	USA	63
Lorex Pharmaceuticals Inc.	USA	100
Sanofi Pasteur Inc.	USA	100
Sanofi-Synthélabo Inc.	USA	100

Other Countries		Financial interest %
Sanofi-Synthélabo (Pty) Ltd	South Africa	100
Aventis Pharma (South Africa) Ltd	South Africa	100
Institut Médical Algérien (IMA)	Algeria	100
Aventis Pharma (Algeria)	Algeria	100
Sanofi-Synthélabo de Argentina SA	Argentina	100
Aventis Pharma (Argentina) S.A.	Argentina	100
Sanofi-Synthélabo Australia Pty Ltd	Australia	100
Aventis Pharma (Australia)	Australia	100
Sanofi-Synthélabo do Brasil Ltda	Brazil	100
Sanofi-Synthélabo Farmaceutica Ltda	Brazil	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Other Countries		Financial interest %
Aventis Pharma Ltda	Brazil	100
Sanofi Pasteur Ltd	Canada	100
Sanofi-Synthélabo Canada Inc	Canada	100
Aventis Pharma (Canada)	Canada	100
Sanofi-Synthélabo de Chile	Chile	100
Aventis Pharma (Chile)	Chile	100
Hangzhou Sanofi-Synthélabo Minsheng Pharma	China	85
Aventis Pharma Beijing (China)	China	90
Lakor Farmaceutica SA	Colombia	100
Sanofi-Synthélabo de Colombie SA	Colombia	100
Aventis Pharma (Colombia)	Colombia	100
Sanofi-Synthélabo Korea Co Ltd	Korea	100
Aventis Pharma (Korea)	Korea	75
Sanofi-Synthélabo del Ecuador SA	Ecuador	100
Aventis Pharma (Ecuador)	Ecuador	100
Sanofi-Synthélabo HK Ltd	Hong Kong	100
Aventis Pharma (Hong Kong)	Hong Kong	100
Sanofi-Synthélabo (India) Ltd	India	100
Aventis Pharma Limited (India)	India	50.1
PT Sanofi-Synthélabo Combiphar	Indonesia	70
Aventis Pharma (Indonesia)	Indonesia	75
Aventis Pharma (Japan)	Japan	100
Sanofi-Synthélabo Meiji Pharma. Co Ltd	Japan	51
Sanofi-Synthélabo Taisho Pharma. Co Ltd	Japan	51
Sanofi-Synthélabo Yamanouchi Pharma. KK	Japan	51
Sanofi-Synthélabo KK	Japan	100
Sanofi-Synthélabo (Malaysia) SDN-BHD	Malaysia	100
Aventis Farma (Malaysia)	Malaysia	100
Maphar	Morocco	81
Aventis Pharma (Morocco)	Morocco	100
Aventis Pharma (Mexico)	Mexico	100
Distriphar SA de CV (Mexico)	Mexico	100
Rudefsa	Mexico	100
Sanofi-Synthélabo de Mexico SA	Mexico	100
Sanofi-Synthélabo Panama	Panama	100
Sanofi-Synthélabo del Peru S.A.	Peru	100
Aventis Pharma (Peru)	Peru	100
Sanofi-Synthélabo Philippines Inc	Philippines	100
Aventis Pharma (Philippines)	Philippines	100
Sanofi-Synthélabo de la Rep. Dominicana	Dom. Rep.	100
Aventis Pharma (Dominican Rep)	Dom. Rep.	100
Sanofi-Synthélabo (Singapore) Pte Ltd	Singapore	100
Aventis Pharma (Singapore)	Singapore	100
Sanofi-Synthélabo Taïwan Ltd	Taiwan	100
Aventis Pharma (Taiwan)	Taiwan	100
Sanofi-Synthélabo (Thailand) Ltd	Thailand	100
Aventis Pharma (Thailand)	Thailand	100
Sanofi aventis Pharma Tunisie	Tunisia	100
Aventis Pharma (Tunisia)	Tunisia	61
Sanofi-Synthélabo de Venezuela SA	Venezuela	100
Aventis Pharma (Venezuela)	Venezuela	100
Sanofi-Synthélabo Vietnam	Vietnam	70
Aventis (Vietnam)	Vietnam	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

E.2. Associates

		Financial interest %
Diabel (2)	Germany	50
InfraServ Höchst	Germany	30
Wacker-Chemie (3)	Germany	—
Bristol-Myers Squibb / Sanofi Canada Partnership	Canada	49.9
Bristol-Myers Squibb / Sanofi Pharmaceuticals Holding Partnership	USA	49.9
Bristol-Myers Squibb / Sanofi Pharmaceuticals Partnership	USA	49.9
Bristol-Myers Squibb / Sanofi –Synthélabo Partnership	USA	49.9
Bristol-Myers Squibb / Sanofi –Synthélabo Puerto Rico Partnership	USA	49.9
Bristol-Myers Squibb Puerto Rico / Sanofi –Synthélabo Inc. Partnership Puerto Rico	USA	49.9
Sanofi Pasteur MSD SNC	France	50
Société Financière des Laboratoires de Cosmétologie Yves Rocher	France	39
Merial	United Kingdom	50

(2)	Reclassified as an asset held for sale as of December 31, 2005
(3)	On August 5, 2005, sanofi-aventis sold its remaining interest in Wacker-Chemie GmbH.

F. IFRS RECONCILIATION NOTE

F.1. Reconciliation at January 1, 2004

F.1.1. Note on the reconciliation of the balance sheet

The table below shows the impact of transition to IFRS on the balance sheet at the transition date.

(€ million)	December 31, 2003 French GAAP	IFRS transition adjustments and reclassifications	January 1, 2004 IFRS
ASSETS
Property, plant and equipment	1,449	—	1,449
Goodwill	124	—	124
Intangible assets	897	26	923
Investments in associates	126	161	287
Financial assets—non-current	116	(44)	72
Deferred tax assets	472	46	518
Non-current assets	3,184	189	3,373
Inventories	799	(1)	798
Accounts receivable	1,491	(44)	1,447
Other current assets	897	(127)	770
Financial assets—current	2,980	(458)	2,522
Cash and cash equivalents	398	(12)	386
Current assets	6,565	(642)	5,923

TOTAL ASSETS	9,749	(453)	9,296

LIABILITIES & EQUITY
Shareholders’ equity	6,323	(713)	5,610
Minority interests	18	50	68
Total equity	6,341	(663)	5,678
Long-term debt	53	—	53
Provisions and other non-current liabilities	754	151	905
Deferred tax liabilities	9	89	98
Non-current liabilities	816	240	1,056
Accounts payable and accrued expenses	657	(17)	640
Other current liabilities	1,620	(13)	1,607
Short-term debt and current portion of long-term debt	315	—	315
Current liabilities	2,592	(30)	2,562

TOTAL LIABILITIES & EQUITY	9,749	(453)	9,296

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Balance sheet reconciliation at January 1, 2004

(€ million)	Elimination of treasury shares (1)	Fair value of financial instruments (2)	Discounting of long-term provisions (3)	Deferred taxes (4)	Share-based payment (5)	Actuarial losses on pension obligations (6)	Capitalization of acquired and internal R&D (7)	Other adjustments (8)	BMS reclassifications (9)	Total IFRS transition adjustments and reclassifications
ASSETS
Property, plant and equipment	—	—	—	—	—	—	—	—	—	—
Goodwill	—	—	—	—	—	—	—	—	—	—
Intangible assets	—	—	—	—	—	—	26	—	—	26
Investments in associates	—	—	—	—	—	—	—	7	154	161
Financial assets – non-current	—	6	—	—	—	(50)	—	—	—	(44)
Deferred tax assets	—	2	—	(21)	—	68	(3)	—	—	46
Non-current assets	—	8	—	(21)	—	18	23	7	154	189
Inventories	—	—	—	—	—	—	—	(1)	—	(1)
Accounts receivable	—	(21)	—	—	—	—	—	(23)	—	(44)
Other current assets	—	(24)	—	—	—	—	—	—	(103)	(127)
Financial assets – current	(613)	156	—	—	—	—	—	(1)	—	(458)
Cash and cash equivalents	—	—	—	—	—	—	—	(12)	—	(12)
Current assets	(613)	111	—	—	—	—	—	(37)	(103)	(642)

TOTAL ASSETS	(613)	119	—	(21)	—	18	23	(30)	51	(453)

LIABILITIES & EQUITY
Shareholders’ equity	(628)	76	4	(44)	—	(139)	17	1	—	(713)
Minority interests	—	—	—	—	—	—	—	(1)	51	50
Total equity	(628)	76	4	(44)	—	(139)	17	—	51	(663)
Long-term debt	—	—	—	—	—	—	—	—	—	—
Provisions and other non-current liabilities	—	—	(6)	—	—	157	—	—	—	151
Deferred tax liabilities	15	43	2	23	—	—	6	—	—	89
Non-current liabilities	15	43	(4)	23	—	157	6	—	—	240
Liabilities related to operations held for sale	—	—	—	—	—	—	—	—	—	—
Accounts payable and accrued expenses	—	8	—	—	—	—	—	(25)	—	(17)
Other current liabilities	—	(8)	—	—	—	—	—	(5)	—	(13)
Short-term debt, current portion of long-term debt	—	—	—	—	—	—	—	—	—	—
Current liabilities	—	—	—	—	—	—	—	(30)	—	(30)

TOTAL LIABILITIES & EQUITY	(613)	119	—	(21)	—	18	23	(30)	51	(453)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

IFRS transition adjustments had the effect of reducing Shareholders’ equity by €713 million and increasing Minority interests by €50 million at the transition date.

(1)	The carrying amount of treasury shares (net of provisions for impairment), i.e. €613 million, was deducted from Shareholders’ equity, along with the related increase of €15 million in Deferred tax liabilities.

(2)	Recognition of financial instruments at fair value increased financial assets by €117 million. After an increase of €41 million in deferred tax liabilities, the net increase in Shareholders’ equity was €76 million.

This increase related to derivative instruments (€111 million, in current assets) and to available-for-sale financial assets (€6 million, in Financial assets – non-current). The rise in non-current financial assets represents the recognition of changes in the fair value (unrealized gains) of participating interests, which are classified as available-for-sale financial assets under IAS 39. The increase of €111 million in current assets is due to the remeasurement of currency instruments designated as cash flow hedges.

(3)	Discounting of long-term provisions resulted in an adjustment to Provisions and other non-current liabilities of €6 million, with a related deferred tax liability of €2 million.

(4)	The deferred tax adjustment was mainly due to the recognition of deferred taxes on temporary differences arising on investments in associates and joint ventures. This led to an increase in Deferred tax liabilities of €23 million and a reduction in Deferred tax assets of €21 million.

(5)	Share-based payment had no impact on shareholders’ equity in the opening balance sheet because the expense (related to the fair value of stock option plans) charged to the income statement was taken against shareholders’ equity.

For information purposes, the cumulative value of services received from employees under stock option plans not wholly vested as of January 1, 2004 was estimated at €131 million.

(6)	As permitted by IFRS 1, the Group recognized all previously unrecognized actuarial gains and losses related to pensions, other post-employment benefits and jubilees. This led to an increase of €157 million in Provisions and other non-current liabilities and a decrease of €50 million in the receivable recorded in respect of overfunding of pension plans in Financial assets – non current. Together with a deferred tax asset of €68 million, the recognition of actuarial gains and losses resulted in a net reduction in Shareholders’ equity of €139 million.

(7)	As of the transition date, the Group capitalized internal second-generation process development costs meeting IAS 38 criteria, milestone payments related to external research and development projects, and acquired generics files; the total amount of €26 million (net of amortization) was recorded in Intangible assets. As of January 1, 2004, the amount of €26 million related solely to Sanofi-Synthélabo.

The Group recognizes milestone payments for external in-process research and development whatever the phase, provided that they give a right to compounds under development or access to specific technologies or databases. Amortization begins as of the date regulatory marketing approval is obtained. After the related €9 million deferred tax effect, the net impact of the capitalization of research and development expenses on Shareholders’ equity amounted to €17 million.

(8)	Other adjustments relate to:

•	The combined negative effect of all the adjustments described above on Minority interests, amounting to €1 million.

•	The effect of the adoption of the equity method of accounting for joint ventures, previously consolidated by the proportionate method. Consolidated amounts relating to these entities were reclassified in the balance sheet to Investments in associates, increasing this item by €7 million (with no impact on shareholders’ equity).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

(9)	For the alliance with BMS, sanofi-aventis made the following reclassifications:

•	The share of net assets attributable to BMS, relating to entities majority-owned by sanofi-aventis, was reclassified under Minority interests (€51 million).

•	The share of net assets attributable to sanofi-aventis, relating to entities majority-owned by BMS, was reclassified under Investments in associates (€154 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

F.1.2. Note on the reconciliation of shareholders’ equity at January 1, 2004

(€ million)	Share capital	Additional paid-in capital, reserves & retained earnings	Treasury shares	Stock options	Items recognized directly in equity	Translation differences	Total sanofi- aventis	Minority interests	Total equity
Balance at January 1, 2004 – French GAAP	1,466	7,269	(2,008)	—	—	(404)	6,323	18	6,341
Reclassification of cumulative translation differences at transition date	—	(404)	—	—	—	404	—	—	—
Elimination of treasury shares (IAS 32)	—	—	(628)	—	—	—	(628)	—	(628)
Fair value of financial instruments (IAS 39)
• Available-for-sale financial assets: fair value remeasurement	—	—	—	—	4	—	4	—	4
• Derivative instruments: fair value remeasurement	—	6	—	—	66	—	72	—	72
Discounting of long-term provisions (IAS 37)	—	4	—	—	—	—	4	—	4
Deferred taxes (IAS 12)	—	(44)	—	—	—	—	(44)	—	(44)
Share-based payment (IFRS 2)	—	(131)	—	131	—	—	—	—	—
Actuarial losses on pension obligations recognized in equity (IFRS 1)	—	(139)	—	—	—	—	(139)	—	(139)
Capitalization of research and development (IAS 38)	—	17	—	—	—	—	17	—	17
Other adjustments	—	1	—	—	—	—	1	(1)	—
BMS reclassification	—	—	—	—	—	—	—	51	51

Total IFRS transition adjustments and reclassifications	—	(690)	(628)	131	70	404	(713)	50	(663)

Balance at January 1, 2004 – IFRS	1,466	6,579	(2,636)	131	70	—	5,610	68	5,678

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

F.2. Reconciliation at December 31, 2004

F.2.1. Note on the reconciliation of the balance sheet at December 31, 2004

(€ million)	December 31, 2004 French GAAP	IFRS transition adjustments and reclassifications, and revisions of estimates (1)	December 31, 2004 IFRS
ASSETS
Property, plant and equipment	5,886	6	5,892
Goodwill	23,475	4,863	28,338
Intangible assets	29,600	3,629	33,229
Investments in associates	2,404	527	2,931
Financial assets – non-current	940	30	970
Deferred tax assets	1,925	159	2,084
Non-current assets	64,230	9,214	73,444
Inventories	3,058	(26)	3,032
Accounts receivable	4,501	(47)	4,454
Other current assets	2,442	(453)	1,989
Financial assets – current	673	(25)	648
Cash and cash equivalents	1,851	(11)	1,840
Current assets	12,525	(562)	11,963

TOTAL ASSETS	76,755	8,652	85,407

LIABILITIES & EQUITY
Shareholders’ equity	35,590	5,471	41,061
Minority interests	359	103	462
Total equity	35,949	5,574	41,523
Long-term debt	8,638	16	8,654
Provisions and other non-current liabilities	5,768	1,161	6,929
Deferred tax liabilities	11,395	1,728	13,123
Non-current liabilities	25,801	2,905	28,706
Accounts payable and accrued expenses	2,765	(16)	2,749
Other current liabilities	4,852	189	5,041
Short-term debt and current portion of long-term debt	7,388	—	7,388
Current liabilities	15,005	173	15,178

TOTAL LIABILITIES & EQUITY	76,755	8,652	85,407

(1)	Revisions to estimates of the fair value of the identifiable assets, liabilities and contingent liabilities of Aventis (see Note D.1.2)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Balance sheet reconciliation at December 31, 2004

(€ million)	Elimination of treasury shares (1)	Fair value of financial instruments (2)	Discounting of long-term provisions (3)	Deferred taxes (4)	Share- based payment (5)	Actuarial losses on pension obligations (6)	Capitali- zation of acquired and internal R&D (7)	Capitali- zation of Aventis R&D (8)	Amortization of Aventis R&D (9)	Goodwill on acquisition of Aventis (10)	Elimination of goodwill amortization (11)	Other adjustments (12)	BMS reclassification (13)	Total IFRS adjustments and reclassifications and revisions of estimates
ASSETS
Property, plant and equipment	—	—	—	—	—	—	—	—	—	6	—	—	—	6
Goodwill	—	—	—	—	—	—	—	—	—	4,579	284	—	—	4,863
Intangible assets	—	—	—	—	—	—	52	4,748	(85)	(1,086)	—	—	—	3,629
Investments in associates	—	—	—	—	—	—	—	289	—	67	4	8	159	527
Financial assets-non-current	—	111	—	—	—	(50)	—	—	—	(31)	—	—	—	30
Deferred tax assets	—	(25)	—	(32)	—	61	(3)	—	—	158	—			159
Non-current assets	—	86	—	(32)	—	11	49	5,037	(85)	3,693	288	8	159	9,214
Inventories	—	—	—	—	—	—	—	—	—	(25)	—	(1)	—	(26)
Accounts receivable	—	(28)	—	—	—	—	—	—	—	2	—	(21)	—	(47)
Other current assets	—	(482)	—	—	—	—	—	—	—	119	—	(1)	(89)	(453)
Financial assets – current	(624)	573	—	—	—	—	—	—	—	27	—	(1)	—	(25)
Cash and cash equivalents	—	—	—	—	—	—	—	—	—	—	—	(11)	—	(11)
Current assets	(624)	63	—	—	—	—	—	—	—	123	—	(35)	(89)	(562)

TOTAL ASSETS	(624)	149	—	(32)	—	11	49	5,037	(85)	3,816	288	(27)	70	8,652

LIABILITIES & EQUITY
Shareholders’ equity	(638)	125	3	7	—	(128)	34	5,060	(53)	770	288	3	—	5,471
Minority interests	—	—	—	—	—	—	—	—	—	34	—	(1)	70	103
Total equity	(638)	125	3	7	—	(128)	34	5,060	(53)	804	288	2	70	5,574
Long-term debt	—	16	—	—	—	—	—	—	—	—	—	—	—	16
Provisions & other non-current liabilities	—	—	(5)	—	—	139	—	—	—	1,027	—	—	—	1,161
Deferred tax liabilities	14	29	2	(405)	—	—	15	(23)	(32)	2,128	—	—	—	1,728
Non-current liabilities	14	45	(3)	(405)	—	139	15	(23)	(32)	3,155	—	—	—	2,905
Accounts payable and accrued expenses	—	8	—	—	—	—	—	—	—	—	—	(24)	—	(16)
Other current liabilities	—	(29)	—	366	—	—	—	—	—	(143)	—	(5)	—	189
Current liabilities	—	(21)	—	366	—	—	—	—	—	(143)	—	(29)	—	173

TOTAL LIABILITIES & EQUITY	(624)	149	—	(32)	—	11	49	5,037	(85)	3,816	288	(27)	70	8,652

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

IFRS transition adjustments increased Shareholders’ equity by €5,471 million and Minority interests by €103 million at December 31, 2004.

(1)	The carrying amount of treasury shares (net of provisions for impairment), i.e. €624 million, was deducted from Shareholders’ equity, along with the related increase of €14 million in Deferred tax liabilities.

(2)	Recognition of financial instruments at fair value impacted a number of balance sheet items. The overall net impact, after a deferred tax effect of €54 million, was to increase Shareholders’ equity by €125 million.

Derivative instruments were reclassified in order to present the impact of their remeasurement on assets or on liabilities as appropriate.

The increase in the fair value of financial assets related to:

•	Derivative instruments: €11 million in Financial assets – non-current related to a specific derivative (contingent payment arising on the disposal of Aventis Behring), and €63 million for instruments classified in current assets related to currency and interest rate hedges.

•	Available-for-sale financial assets, classified in Financial assets – non-current. The total adjustment of €100 million includes an €69 million increase in the fair value of the investment in Rhodia. The increase in the value of this investment as of December 31, 2004 reflects the rise in the stock market price of Rhodia shares relative to the price used in the preparation of the opening balance sheet as of August 20, 2004.

The €16 million increase in Long-term debt relates to the reclassification of the 1983 participating shares from other equity instruments to debt.

(3)	Discounting of long-term provisions resulted in a negative adjustment of €5 million to Provisions and other non-current liabilities, and a deferred tax liability of €2 million.

(4)	The deferred tax adjustment was mainly due to the recognition of deferred taxes on taxable temporary differences arising on investments in associates and joint ventures. This led to a €39 million decrease in Deferred tax liabilities and a €32 million decrease in Deferred tax assets.

The other changes in Deferred tax liabilities consisted of reclassifications with Other current liabilities amounting to €366 million.

(5)	Recognition of share-based payment had no impact on shareholders’ equity because the expense of €112 million (related to the fair value of stock option plans) charged to the income statement was taken against shareholders’ equity.

(6)	At the transition date, the Group recognized all previously unrecognized actuarial gains and losses directly in Shareholders’ equity. Consequently, the amortization of previous actuarial gains and losses was eliminated from the income statement in 2004. As at December 31, 2004, the impact on Provisions and other non-current liabilities was an increase of €139 million, while there was a reduction of €50 million in the receivable recorded in respect of overfunding of pension plans in Financial assets – non-current.

(7)	The effect of capitalizing milestone payments on external research and development projects, payments made to acquire generics files, and internal second-generation process development costs in Intangible assets amounted to €52 million (net of amortization) as at December 31, 2004. Virtually all the milestones capitalized relate to compounds under development, which means that the related intangible asset is not yet being amortized. Net of an €18 million tax effect, the impact on Shareholders’ equity of applying IAS 38 to research and development is €34 million.

(8)	In accounting for the business combination with Aventis under IFRS, sanofi-aventis capitalized acquired in-process research and development that had been expensed under French GAAP. At

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

December 31, 2004, capitalized in-process research and development in the balance sheet (including the effect of translation differences) amounted to €4,748 million in Intangible assets and €289 million in Investments in associates.

(9)	In 2004, sanofi-aventis started to amortize the portion of in-process research and development acquired through the business combination with Aventis that related to projects for which regulatory marketing approval had been obtained since the date of the combination (August 20, 2004). This amortization generated a reduction of €14 million in Intangible assets. In addition, termination of a research and development agreement contracted by the former Aventis group led to the recognition of an impairment loss of €71 million against the related in-process research and development.

(10)	The recalculation of goodwill under IFRS and a revision of certain aspects of the purchase price allocation led to an increase of €4,579 million in goodwill at December 31, 2004 (including the effect of translation differences but before elimination of amortization – see item 11 below). This increase in goodwill was matched mainly by tax effects and by the fair value of Aventis stock option plans.

The difference between goodwill under French GAAP and goodwill under IFRS at the date of the combination with Aventis (August 20, 2004) was as follows (€ million):

• Goodwill under French GAAP (1)	24,654
• Goodwill under IFRS	29,490

• Increase in goodwill under IFRS (based on price at August 20, 2004)	4,836

(1)	Includes €715 million on the December 23, 2004 merger of Aventis into sanofi-aventis.

This increase breaks down into the following components (€ million):

• Deferred tax liability on acquired in-process R&D capitalized under IFRS	1,862
• Fair value of Aventis stock option plans vested or exercisable at August 20, 2004	746
• Deferred taxes on taxable temporary differences, mainly related to investments in associates	305
• Impact of revised estimate of intangible assets (1)	1,229
• Increase in provisions for risks and for pension obligations (1)	916
• Revised estimate of investments and contracts relating to intangible rights (1)	(187)
• Deferred tax effect of revised estimates of assets and liabilities (1)	(662)
• Additional tax cost of distribution of acquired reserves	539
• Other items	88

4,836

(1)	Following the review of the allocation of the Aventis purchase price conducted in 2005 (within the 12-month revision period allowed under IFRS 3), sanofi-aventis has revised the fair values of certain identifiable assets, liabilities and contingent liabilities, thereby also adjusting the amount of goodwill.

The adjustment to goodwill was mainly due to (i) higher provisions for environmental and tax risks, for litigation and for pension obligations (€916 million) identified as a result of further information and (ii) a revised estimate of the value of acquired rights to certain products previously marketed by the former Aventis group (€1,229 million), plus the deferred tax effect of these items.

(11)	Under IFRS, sanofi-aventis eliminated goodwill amortization, giving a positive impact of €288 million. Of this, €8 million related to goodwill arising prior to August 20, 2004 and €280 million to the combination with Aventis (including €4 million related to associates and joint ventures of the former Aventis group).

(12)	Other adjustments related to:

•	The combined negative effect of all the adjustments described above on Minority interests, amounting to €1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

•	The effect of the adoption of the equity method of accounting for joint ventures, previously consolidated by the proportionate method. Consolidated amounts relating to these entities were reclassified in the balance sheet to Investments in associates, increasing this item by €8 million (with no impact on shareholders’ equity).

(13)	For the alliance with BMS, sanofi-aventis made the following reclassifications:

•	The share of net assets attributable to BMS, relating to entities majority-owned by sanofi-aventis, was reclassified under Minority interests (€70 million).

•	The share of net assets attributable to sanofi-aventis, relating to entities majority-owned by BMS, was reclassified under Investments in associates (€159 million).

F.2.2. Note on the reconciliation of the 2004 consolidated income statement

The consolidated income statement includes the results of Aventis from August 20, 2004.

(€ million)	Year ended Dec. 31, 2004 French GAAP	IFRS reclassifications	IFRS transition adjustments	Year ended Dec. 31, 2004 IFRS
Net sales	15,043	(84)	(88)	14,871
Other revenues	—	856	6	862
Cost of sales	(3,753)	(689)	3	(4,439)
Gross profit	11,290	83	(79)	11,294
Research and development expenses	(7,455)	—	5,066	(2,389)
Selling and general expenses	(4,500)	(83)	(17)	(4,600)
Other current operating income	360	(182)	(2)	176
Other current operating expenses	—	—	—	—
Amortization of intangibles	—	(1,563)	(18)	(1,581)
Operating income – current	(305)	(1,745)	4,950	2,900
Restructuring costs	—	(608)	(71)	(679)
Impairment of property, plant & equipment and intangibles	—	—	—	—
Other operating income and expenses	—	206	(1)	205
Operating income	(305)	(2,147)	4,878	2,426
Amortization and impairment of intangibles *	(1,563)	1,563	—	—
Financial expenses	(230)	—	(9)	(239)
Financial income	255	(142)	11	124
Income before tax and associates	(1,843)	(726)	4,880	2,311
Exceptional items *	(402)	402	—	—
Income tax expense	(819)	220	120	(479)
Share of profit/loss of associates	(261)	361	309	409
Goodwill amortization *	(292)	—	292	—
Net income before minority interests	(3,617)	257	5,601	2,241
Minority interests	7	(257)	(5)	(255)

CONSOLIDATED NET INCOME	(3,610)	—	5,596	1,986

*	This item is not included in the IFRS income statement presentation

Earnings per share attributable to sanofi-aventis shareholders

- Basic earnings per share	(3.91	)(1)	2.18	(2)
- Diluted earnings per share	(3.91	)(1)	2.17	(3)

(1)	923,286,539 shares under French GAAP
(2)	910,261,740 shares under IFRS
(3)	914,778,793 shares under IFRS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

F.2.2.1. IFRS reclassifications (year ended December 31, 2004)

(€ million)	Reclassification of amortization & impairment of intangibles (1)	Reclassification of exceptional items (2)	Reclassification of pharmaceutical industry levies (3)	Reclassification of royalty income (4)	BMS reclassification (5)	Reclassification of operating forex gains & losses (6)	Total IFRS reclassifications
Net sales	—	—	(84)	—	—	—	(84)
Other revenues	—	—	—	856	—	—	856
Cost of sales	—	—	167	(856)	—	—	(689)
Gross profit	—	—	83	—	—	—	83
Research and development expenses	—	—	—	—	—	—	—
Selling and general expenses	—	—	(83)	—	—	—	(83)
Other current operating income	—	—	—	—	(324)	142	(182)
Other current operating expenses	—	—	—	—	—	—	—
Amortization of intangibles	(1,563)	—	—	—	—	—	(1,563)
Operating income – current	(1,563)	—	—	—	(324)	142	(1,745)
Restructuring costs	—	(608)	—	—	—	—	(608)
Impairment of property, plant & equipment and intangibles	—	—	—	—	—	—	—
Other operating income and expenses	—	206	—	—	—	—	206
Operating income	(1,563)	(402)	—	—	(324)	142	(2,147)
Amortization and impairment of intangibles *	1,563	—	—	—	—	—	1,563
Financial expenses	—	—	—	—	—	—	—
Financial income	—	—	—	—	—	(142)	(142)
Income before tax and associates	—	(402)	—	—	(324)	—	(726)
Exceptional items *	—	402	—	—	—	—	402
Income tax expense	—	—	—	—	220	—	220
Share of profit/loss of associates	—	—	—	—	361	—	361
Goodwill amortization *	—	—	—	—	—	—	—
Net income before minority interests	—	—	—	—	257	—	257
Minority interests	—	—	—	—	(257)	—	(257)

Consolidated net income	—	—	—	—	—	—	—

*	This item is not included in the IFRS income statement presentation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Sanofi-aventis made the following reclassifications in order to present its income statement in accordance with IFRS, with no impact on consolidated net income.

(1)	Amortization and impairment of intangible assets, recorded below Operating income under French GAAP, were reclassified to Operating income – current, reducing this item by €1,563 million.

(2)	Exceptional items, representing a net expense of €402 million under French GAAP, were reclassified to Restructuring costs (€608 million expense) and Other operating income and expenses (€206 million income).

The €206 million reclassified to Other operating income and expenses related mainly to the gain on the divestment of Arixtra®, Fraxiparine® and related assets.

(3)	Pharmaceutical industry levies that are in substance reductions in the consideration of the seller (i.e. rebates), previously recognized in Cost of sales, were reclassified as a reduction of Net sales. This treatment applies mainly to levies paid in Germany, Italy and Austria, and to some levies paid in France; the total amount was €84 million. All other levies, which are in substance taxes, were reclassified to Selling and general expenses, the amount involved being €83 million.

(4)	Royalty income under license agreements related to continuing operations, amounting to €856 million, was reclassified to Other revenues. This income was previously accounted for as a reduction in Cost of sales.

(5)	For the alliance with BMS, sanofi-aventis made the following reclassifications:

•	The share of net assets attributable to BMS relating to co-promotion in territories covered by entities majority-owned by sanofi-aventis (€257 million) was reclassified to Minority interests. Given that BMS receives a share of pre-tax profits, there was no tax effect.

•	The share of co-promotion profits attributable to sanofi-aventis for territories covered by entities majority-owned by BMS was reclassified to Share of profit/loss of associates (€581 million, minus a tax effect of €220 million).

(6)	Realized and unrealized foreign exchange gains and losses on operating activities were reclassified to Other current operating income under IFRS. This reclassification had the effect of increasing Operating income – current by €142 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

F.2.2.2. IFRS adjustments (year ended December 31, 2004)

(€ million)	Elimination of treasury shares (1)	Fair value of financial instruments (2)	Discounting of long-term provisions (3)	Deferred taxes (4)	Share- based payment (5)	Actuarial losses on pension obligations (6)	Capitalization of acquired and internal R&D (7)	Capitalization of Aventis R&D (8)	Amortization of Aventis R&D (9)	Goodwill on acquisition of Aventis (10)	Elimination of goodwill amortization (11)	Other adjustments (12)	Total IFRS transition adjustments
Net sales	—	—	—	—	—	—	—	—	—	—	—	(88)	(88)
Other revenues	—	—	—	—	—	—	—	—	—	—	—	6	6
Cost of sales	—	—	—	—	(12)	3	—	—	—	—	—	12	3
Gross profit	—	—	—	—	(12)	3	—	—	—	—	—	(70)	(79)
Research and development expenses	—	—	—	—	(18)	1	31	5,046	—	—	—	6	5,066
Selling and general expenses	—	—	—	—	(80)	7	—	—	—	—	—	56	(17)
Other current operating income	—	(2)	—	—	—	—	—	—	—	—	—	—	(2)
Other current operating expenses	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of intangibles	—	—	—	—	—	—	(4)	—	(14)	—	—	—	(18)
Operating income – current	—	(2)	—	—	(110)	11	27	5,046	(14)	—	—	(8)	4,950
Restructuring costs	—	—	—	—	—	—	—	—	(71)	—	—	—	(71)
Impairment of property, plant & equipment and intangibles	—	—	—	—	—	—	—	—	—	—	—	—	—
Other operating income and expenses	—	—	—	—	—	—	—	—	—	—	(1)	—	(1)
Operating income	—	(2)	—	—	(110)	11	27	5,046	(85)	—	(1)	(8)	4,878
Financial expenses	(4)	(4)	(1)	—	—	—	—	—	—	—	—	—	(9)
Financial income	—	11	—	—	—	—	—	—	—	—	—	—	11
Income before tax and associates	(4)	5	(1)	—	(110)	11	27	5,046	(85)	—	(1)	(8)	4,880
Income tax expense	1	(2)	—	52	—	(4)	(9)	23	32	23	—	4	120
Share of profit/loss of associates	—	—	—	—	(2)	—	—	301	—	—	5	5	309
Goodwill amortization *	—	—	—	—	—	—	—	—	—	—	292	—	292
Net income before minority interests	(3)	3	(1)	52	(112)	7	18	5,370	(53)	23	296	1	5,601
Minority interests	—	—	—	—	—	—	—	—	—	—	—	(5)	(5)

Consolidated net income	(3)	3	(1)	52	(112)	7	18	5,370	(53)	23	296	(4)	5,596

*	This item is not included in the IFRS income statement presentation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

IFRS transition adjustments resulted in increases of €5,596 million in Consolidated net income and €5 million in Minority interests.

(1)	The reversal of the provision for impairment of treasury shares was eliminated; the amount involved was €4 million, with a tax effect of €1 million.

(2)	Recognition of derivative instruments at fair value led to a decrease of €2 million in Other current operating income and an increase of €4 million in Financial expenses, relating to currency and interest rate hedges. In addition, the recognition at fair value of a specific derivative (contingent payment arising on the disposal of Aventis Behring) had a positive effect of €11 million on Financial income. After a €2 million tax effect, the recognition of financial instruments at fair value had a net effect of €3 million.

(3)	The unwinding of discounting on long-term provisions to reflect the passage of time generated an adjustment of €1 million to Financial expenses.

(4)	The deferred tax adjustment, related primarily to taxable temporary differences arising on investments in associates and joint ventures, generated an additional income tax expense of €52 million.

(5)	Recognition of share-based payment generated an additional expense of €112 million in the income statement, representing the value of services received from employees in 2004 under stock option plans not yet vested.

(6)	Because sanofi-aventis recognized all previously unrecognized actuarial gains and losses directly in Shareholders’ equity at the transition date, the net expense for the year related to past actuarial gains and losses (€11 million) was eliminated, along with the related tax effect (€4 million).

(7)	The capitalization of milestone payments related to external research and development projects resulted in a decrease of €31 million in Research and development expenses. Amortization charged during the period against previously capitalized research and development expenses amounted to €4 million. After including the €9 million tax effect arising from these adjustments, the net positive effect of IAS 38 on Research and development expenses in the income statement was €18 million.

(8)	In accounting for the 2004 business combination with Aventis under IFRS, sanofi-aventis capitalized acquired in-process research and development that had been expensed under French GAAP. The positive effect of this adjustment on net income was recorded in Research and development expenses (€5,046 million) and in Share of profit/loss from associates (€301 million). The tax effect was €23 million.

(9)	In 2004, sanofi-aventis started to amortize the portion of in-process research and development acquired through the business combination with Aventis that related to projects for which regulatory marketing approval had been obtained since the date of the combination (August 20, 2004). This amortization generated a charge of €14 million, recognized in Amortization of intangibles. In addition, termination of a research and development agreement contracted by the former Aventis group led to the recognition of a €71 million charge in Restructuring costs. Net of the tax effect, these adjustments had an adverse impact of €53 million on the income statement.

(10)	Under French GAAP, the cost of the business combination with Aventis included costs directly attributable to the combination net of tax. Under IFRS, these costs are recognized before tax. This divergence resulted in a positive tax adjustment under IFRS of €23 million.

(11)	Under IFRS, sanofi-aventis eliminated goodwill amortization, giving a positive impact of €296 million on the income statement. Of this, €8 million related to goodwill arising prior to August 20, 2004 and €288 million to the combination with Aventis (including €5 million related to associates and joint ventures of the former Aventis group).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

(12)	Other adjustments related to:

•	The combined effect of all the adjustments described above on Minority interests, amounting to €5 million.

•	The effect of the adoption of the equity method of accounting for joint ventures, previously consolidated by the proportionate method. Consolidated amounts relating to these entities were eliminated from the income statement and replaced by an entry that increases Share of profit/loss from associates by €5 million, with no impact on net income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

F.2.3. Note on the reconciliation of shareholders’ equity at December 31, 2004

(€ million)	Share capital	Additional paid-in capital, reserves & retained earnings		Net income for the period	Treasury shares	Stock options	Items recognized directly in equity	Translation difference	Total sanofi- aventis	Minority interests	Total equity
Balance at December 31, 2004 – French GAAP	2,823	42,928	(1)	(3,610)	(3,535)	—	—	(3,016)	35,590	359	35,949

Reclassification of cumulative translation differences at transition date	—	(404)		—	—	—	—	404	—	—	—
Elimination of treasury shares (IAS 32)
• ex-Sanofi shares	—	—		(3)	(619)	—	—	—	(622)	—	(622)
• ex-Aventis shares	—	—		—	(16)	—	—	—	(16)	—	(16)
Fair value of financial instruments (IAS 39)
• Available-for-sale financial assets: fair value remeasurement	—	—		—	—	—	79	—	79	—	79
• Derivative instruments: fair value remeasurement	—	2		3	—	—	58	(1)	62	—	62
• Reclassification of participating shares	—	(16	) (1)	—	—	—	—		(16)	—	(16)
Discounting of long-term provisions (IAS 37)	—	4		(1)	—	—	—	—	3	—	3
Deferred taxes (IAS 12)	—	(44)		52	—	—	—	(1)	7	—	7
Share-based payment (IFRS 2)	—	(131)		(112)	—	243	—	—	—	—	—
Actuarial losses on pension obligations recognized in equity (IFRS 1)	—	(139)		7	—	—	—	4	(128)	—	(128)
Capitalization of research and development (IAS 38)	—	17		18	—	—	—	(1)	34	—	34
Business combination – acquisition of Aventis
• Capitalization of in-process research and development (IAS 38)	—	—		5,370	—	—	—	(274)	5,096	34	5,130
• Amortization & impairment of in-process research and development (IAS 38 and IAS 36)	—	—		(53)	—	—	—	—	(53)	—	(53)
• Additional goodwill arising on acquisition of Aventis (IFRS 3)	—	—		23	—	—	—	(34)	(11)	—	(11)
• Elimination of goodwill amortization (IFRS 3)	—			296	—	—	—	(8)	288	—	288
• Fair value of Aventis stock options allocated to purchase price (IFRS 2)	—	—		—	—	746	—	—	746	—	746
• Other IFRS adjustments related to the acquisition of Aventis	—	—		—	—	—	2	—	2	—	2
Subtotal – acquisition of Aventis	—	—		5,636	—	746	2	(316)	6,068	34	6,102
Other adjustments	—	4		(4)	—	—	—	—	0	(1)	(1)
BMS reclassification	—	—		—	—	—	—	—	—	70	70

Total IFRS transition adjustments and reclassifications	—	(707)		5,596	(635)	989	139	89	5,471	103	5,574

Balance at December 31, 2004 – IFRS	2,823	42,221		1,986	(4,170)	989	139	(2,927)	41,061	462	41,523

(1)	Including 1983 participating shares, €16 million

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

G. SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

Reconciliation of net income and shareholders’ equity and condensed consolidated U.S. GAAP statements of income and balance sheets.

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted by the European Union as of December 31, 2005 and IFRS issued by the International Accounting Standards Board (IASB) as of the same date which, as applied by the Group, differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). There are no significant differences between IFRS adopted by the European Union as of December 31, 2005, as applied by the Group, and IFRS issued by the IASB as of the same date.

The U.S. Securities and Exchange Commission has adopted an accommodation permitting foreign private issuers for their first year of reporting under IFRS to file two years rather than three years of statements of income and changes in shareholders’ equity prepared in accordance with IFRS. The financial year 2005 is sanofi-aventis’ first year of reporting under IFRS and as a result the reconciliation of net income and shareholders’ equity to U.S. GAAP, balance sheet and income statement covers the financial year 2005 and the comparable financial year 2004.

The effects of the application of U.S. GAAP on consolidated net income for each of the years ended December 31, 2005 and 2004 are set out in the table below:

(in millions of euros)	December 31, 2005	December 31, 2004
Net income, as reported under IFRS	2,258	1,986

U.S. GAAP adjustments:
(1) Differences resulting from the application of IFRS 1:
(a) Synthélabo business combination	(379)	(366)
(b) Other business combinations	(13)	(30)
(c) Pensions – unrecognized actuarial gains and losses	(14)	(11)
(d) Deferred income tax on above adjustments	146	116
(2) Aventis business combination:
(a) Goodwill	—	(23)
(b) Acquired in-process R&D	252	(5,262)
(c) Income taxes	(35)	(55)
(3) Other differences:
(a) Restructuring provisions	10	28
(b) Pensions and post retirement benefits	(6)	—
(c) Research & development costs	(17)	(27)
(d) Other	2	(10)
(e) Income taxes	(2)	(11)

Total U.S. GAAP adjustments	(56)	(5,651)

Net income, as determined under U.S. GAAP	2,202	(3,665)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

The effects of the application of U.S. GAAP on shareholders’ equity as of December 31, 2005 and 2004 are set out in the table below:

(in millions of euros)	December 31, 2005	December 31, 2004
Equity attributable to equity holders of the company, as reported under IFRS	46,637	41,061
U.S. GAAP adjustments:
(1) Differences resulting from the application of IFRS 1:
(a) Synthélabo business combination	7,426	7,805
(b) Other business combinations	52	70
(c) Pensions – unrecognized actuarial gains and losses	185	189
(d) Deferred income tax on above adjustments	(1,035)	(1,178)
(2) Aventis business combination:
(a) Goodwill	(1,284)	(1,214)
(b) Acquired in-process R&D	(5,111)	(4,987)
(c) Income taxes	(104)	(55)
(3) Other differences
(a) Restructuring provisions	40	28
(b) Pensions and post retirement benefits	(523)	(128)
(c) Research & development costs	(75)	(52)
(d) Other	11	10
(e) Income taxes	184	83

Total U.S. GAAP adjustments	(234)	571

Equity attributable to equity holders of the company, as determined under U.S. GAAP	46,403	41,632

The following are the Group’s condensed consolidated statements of income prepared in accordance with U.S. GAAP for each of the years ended December 31, 2005 and 2004:

(in millions of euros)	December 31, 2005	December 31, 2004 (*)
Revenues from sale of products	27,311	14,871
Revenues from licensing agreements	1,202	862

Revenues	28,513	15,733
Cost of goods sold	(7,567)	(4,440)
Research and development	(4,017)	(7,467)
Selling and general	(8,246)	(4,605)
Intangibles – amortization and impairment	(5,112)	(1,952)
Other income and expense, income from equity investees and minority interests	(755)	(268)

	2,816	(2,999)
Income taxes	(614)	(666)

Net income	2,202	(3,665)

Earnings per share (in euros)
Basic earnings per share	1.65	(4.03)
Diluted earnings per share	1.64	(4.03)

(*)	Certain items have been reclassified to conform to the presentation adopted under IFRS with respect to joint ventures that are no longer accounted for under the proportionate consolidation method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

The following are the Group’s condensed consolidated balance sheets prepared in accordance with U.S. GAAP as of December 31, 2005 and 2004:

(in millions of euros)	December 31, 2005	December 31, 2004 (*)
Assets
Cash, cash equivalents and financial assets	1,560	2,488
Accounts receivable	5,021	4,454
Inventories	3,426	3,057
Other current assets and deferred tax	4,140	2,284

Total – current assets	14,147	12,283

Property, plant and equipment	6,171	5,869
Goodwill	31,752	28,198
Other intangible assets	28,699	32,858
Other non-current assets and deferred tax	5,472	3,638

Total assets	86,241	82,846

Liabilities and equity
Accounts payable	3,193	2,749
Current portion of long-term debt	6,425	7,388
Other current liabilities and deferred tax	5,719	4,958

Total – current liabilities	15,337	15,095

Long-term debt	4,734	8,638
Other non-current liabilities and deferred tax	19,580	17,052

Total – non current liabilities	24,314	25,690

Minority interests	187	429
Equity attributable to equity holders of the company	46,403	41,632

Total liabilities and equity	86,241	82,846

(*)	Certain items have been reclassified to conform to the presentation adopted under IFRS with respect to joint ventures that are no longer accounted for under the proportionate consolidation method.

(1) Differences resulting from the application of IFRS 1

IFRS 1 (First-Time Adoption of International Financial Reporting Standards) has been applied by the Group in preparing its consolidated financial statements. IFRS 1 requires retrospective application of all IFRS that are effective at the reporting date. However, IFRS 1 permits certain exemptions and exceptions to this requirement. The exemptions and exceptions applied by sanofi-aventis in reliance upon the provisions of IFRS 1 are described in Note A – Basis of preparation. The most significant differences from U.S. GAAP resulting from exemptions and exceptions permitted by IFRS 1 are the following:

•	Business combinations: Business combinations that were consummated prior to the date of transition to IFRS (January 1, 2004) have not been restated, in accordance with IFRS 3 (Business Combinations). Instead, the historical accounting applied by sanofi-aventis has been retained for purposes of its IFRS financial statements.

•	Employee benefits: All previously unrecognized actuarial gains and losses have been recognized in retained earnings at the transition date. Sanofi-aventis will apply the corridor approach of IAS 19 (Employee Benefits) prospectively.

•	Cumulative translation differences: All cumulative translation differences for foreign subsidiaries with a functional currency other than the euro have been included in retained earnings as of January 1, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

1-a Merger of Sanofi Group and Synthélabo Group

Sanofi-Synthélabo was formed following the merger of the Sanofi Group and the Synthélabo Group in 1999. Under historical accounting, the transaction between the Sanofi Group and the Synthélabo Group was accounted for as a merger, effective July 1, 1999, which resulted in the harmonization of accounting policies and the revaluation of assets and liabilities of both the Sanofi Group and the Synthélabo Group to adjust them to their value to the Group.

Under U.S. GAAP, the merger was accounted for as a purchase in accordance with APB Opinion No. 16, “Business Combinations.” The Sanofi Group is deemed to be the accounting acquirer with the assets and liabilities of the Synthélabo Group being recorded at their estimated fair values. The effective date of the acquisition for accounting purposes was July 1, 1999.

The aggregate adjustment related to the merger included in the reconciliations of net income and shareholders’ equity includes adjustments related to both (i) the application of U.S. GAAP purchase accounting to the assets and liabilities of the Synthélabo Group as well as (ii) the effects of U.S. GAAP adjustments related to the reversal of revaluations recorded in connection with the merger related to the assets and liabilities of the Sanofi Group.

The components of the aggregate shareholders’ equity and net income adjustments before tax included in the reconciliations as of and for each of the years ended December 31, 2005 and 2004 are summarized below:

	2005		2004
(in millions of euros)	Net Income	Equity	Net Income	Equity
Investment in Lorex	(69)	427	(69)	496
Identified intangible assets	(310)	2,318	(301)	2,628
Goodwill	—	4,692	—	4,692
Provisions and other	—	(11)	4	(11)

Total adjustment	(379)	7,426	(366)	7,805

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

These annual tests identified no impairments related to goodwill for either of the years ended December 31, 2005 or 2004.

Impairment tests performed on identified intangible assets during each of the years ended December 31, 2005 and 2004 resulted in the recognition of impairment losses, related to product rights for five of the Group’s products, of €65 million and of €73 million, respectively.

In addition, further to the change of the name of the Group from Sanofi-Synthélabo to sanofi-aventis on August 20, 2004, the brand “Synthélabo”, which was recognized under U.S. GAAP, has been impaired. This has resulted in the recognition of an impairment loss of €58 million in the year ended December 31, 2004.

1-b Other business combinations

Under historical accounting, no goodwill or intangible assets associated with certain other acquisitions made by the Sanofi Group before June 30, 1999 are reflected in the sanofi-aventis consolidated financial statements. Under U.S. GAAP, certain intangible assets were initially valued and recorded, and are being amortized over their estimated useful lives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

Goodwill is not amortized but is subject to periodic impairment tests using the specific methods required by these standards (at least annually for goodwill and indefinite-lived intangible assets).

These annual tests identified no impairment related to goodwill for either of the years ended December 31, 2005 or 2004.

1-c Pensions – Unrecognized actuarial gains and losses

In accordance with the provisions of IFRS 1, the Group elected to recognize all previously unrecognized actuarial gains and losses as of January 1, 2004 directly in shareholders’ equity. As of January 1, 2004, the impact of this election amounted to a debit to retained earnings of €207 million. The remaining impact was €189 million as of December 31, 2004 and €185 million as of December 31, 2005. Under U.S. GAAP, an additional amortization expense of €14 million and of €11 million, respectively was recorded in the income statement for each of the years ended December 31, 2005 and 2004.

1-d Deferred income tax on above adjustments

The aggregate adjustment represents the impact of deferred taxes related to the differences resulting from the application of IFRS 1 on business combinations and employee benefits.

(2) Business combination between sanofi-aventis and Aventis

The acquisition of Aventis by Sanofi-Synthelabo on August 20, 2004 occurred after the transition date to IFRS (January 1, 2004) and, accordingly was accounted for in accordance with IFRS 3 (Business Combinations) as described in note B.3 to these consolidated financial statements. Under U.S. GAAP, the acquisition was accounted for as a purchase in accordance with SFAS 141.

2-a Goodwill

Differences affecting the determination of goodwill between IFRS and U.S. GAAP are as follows:

(in millions of euros)
Goodwill as determined under IFRS (final)	29,490

Measurement date for securities issued	(1,226)
Deferred tax liability on acquired in-process R&D capitalized under IFRS	(1,862)
Other	(71)

Goodwill as determined under U.S. GAAP (final)	26,331

Measurement date of securities issued

Under IFRS, the determination of the purchase price is obtained by multiplying the number of shares issued by the sanofi-aventis stock price at the various closing dates which were equal to:

•	€55.55 on August 12, 2004 in respect of the Aventis ordinary shares purchased in the initial offering period ended July 30, 2004;

•	€57.30 in respect of the Aventis ordinary shares purchased in the subsequent offering period ended September 6, 2004; and

•	€58.80 in respect of the Aventis ordinary shares exchanged at the merger which was effected on December 23, 2004.

Under U.S. GAAP, this same element is obtained by multiplying the number of shares issued by the average sanofi-aventis stock price for the period beginning two days before and ending two days after April 25, 2004 (the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

measurement date under U.S. GAAP), the date when the revised terms of the transaction were agreed to and announced, in accordance with EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Combination”, resulting in an amount of €53.81 per share.

Deferred tax liability on acquired in-process research and development

Under IFRS the acquired in-process research and development identified in the business combination has been recognized in the balance sheet as an intangible asset together with the related deferred tax liability whereas, under U.S. GAAP, it was expensed at the date of acquisition on a gross basis in accordance with EITF 96-7 “Accounting for Deferred Taxes on In-Process Research and Development activities acquired in a Business Combination”. The corresponding deferred tax liability recorded under IFRS is offset against goodwill resulting in an increase of goodwill under IFRS.

Although this difference does not affect consolidated shareholders’ equity at inception, a reclassification adjustment is necessary under U.S. GAAP to reduce goodwill by the amount of the deferred tax liability recorded under IFRS in relation to acquired in-process research and development and to reduce deferred tax liabilities by a corresponding amount (€1,862 million). The impact on income tax expense of this difference when the acquired IPR&D is amortized for IFRS purposes is reversed under U.S. GAAP and such reversal is reflected in the caption “Income taxes” (note 2c).

Finalization of preliminary purchase price allocation

Under U.S. GAAP and IFRS, the period that is allowed for finalizing the identification and measurement of the fair value of the assets acquired and the liabilities assumed in a business combination ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. That allocation period should usually not exceed one year from the consummation of a business combination. Accordingly, the measurement and recognition of certain items that were recorded on a provisional basis at December 31, 2004 have been subsequently adjusted to take into account the new information obtained in 2005 about facts and circumstances that existed as of the acquisition date and that, if known, would have affected the measurement or recognition of the amounts as of that date. Under U.S. GAAP, the prior period financial statements are not modified to reflect these adjustments. Under IFRS, the prior period financial statements are modified to reflect the effect of these adjustments from the date of acquisition, as disclosed in note D.1.1.

2-b Acquired in-process R&D

Under IFRS, separately acquired in-process research and development is considered to meet the recognition criteria for intangible assets under IAS 38 and accordingly, the in-process R&D acquired in connection with the acquisition of Aventis was capitalized under IFRS. Under U.S. GAAP, acquired in-process research and development is expensed as of the acquisition date.

This adjustment resulted in a decrease to shareholders’ equity under U.S. GAAP of €5,046 million on a provisional basis and of €5,007 million at the end of the allocation period. The difference was recorded through the income statement for the period ended December 31, 2005.

In 2005, under IFRS, the Group began to amortize the portion of its acquired in-process research and development that related to projects for which regulatory approval had been obtained during the year (aggregate carrying value of €852 million). The related amortization amounted to €96 million for the year ended December 31, 2005. In addition, in accordance with IAS 36, an impairment charge amounting to €112 million was recognized through the income statement for the period ending December 31, 2005 related to IPR&D projects that were either terminated or that sustained a decline in estimated fair value during the period. Both the amortization expense and impairment charge associated with acquired in-process research and development were reversed under U.S. GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

The remaining change in the amount of the adjustment to shareholders’ equity results principally from translation differences (primarily attributable to movements in the exchange rate between the U.S. $ and the euro) as these intangible assets are recorded in the functional currencies of the subsidiaries to which the intangible asset relates.

Acquired in-process research and development assets were also recognized in relation to sanofi-aventis’ equity investments in Merial and Sanofi Pasteur MSD (both acquired in connection with the acquisition of Aventis) under IFRS. Under U.S. GAAP, acquired in-process research and development was expensed at the date of acquisition resulting in a reduction in equity of €301 million and €289 million as of December 31, 2005 and December 31, 2004, respectively. An amortization charge of €5 million was recorded for the year ended December 31, 2005 under IFRS for the portion of acquired in-process research and development projects for which regulatory approval was obtained during the period. Under U.S. GAAP, this expense was reversed.

2-c Income taxes

The aggregate adjustment included as “Income taxes” under the caption “Aventis business combination” in the reconciliations of consolidated net income and shareholders’ equity as of and for the years ended December 31, 2005 and 2004, consists of:

(in millions of euros)	2005		2004
	Net Income	Equity	Net Income	Equity
Pre-acquisition tax contingencies	32	31	—	—
Deferred tax liability on acquired in-process research and development	(67)	(123)	(55)	(55)
Deferred tax related to acquired stock options	—	(12)	—	—

Total adjustments	(35)	(104)	(55)	(55)

Pre-acquisition tax contingencies

IFRS 3 requires provisions to be recognized in the income statement after the period allowed for adjustments to the goodwill allocation.

Under U.S. GAAP (EITF 93-7), such adjustments related to pre-acquisition tax contingencies existing at the time of the purchase business combination are to be applied to increase or decrease the remaining balance of goodwill attributable to that business combination.

Deferred tax liability on acquired in-process research and development

The adjustment represents the tax effect related to the difference on amortization and impairment on acquired in process R&D as described in 2-b.

Deferred tax related to acquired stock options

Under U.S. GAAP, the expected tax benefit from fully vested option awards granted to employees of an acquiree in a purchase business combination should not result in a deferred tax asset on the business combination date. Any future deduction resulting from the exercise of the options should be recognized as an adjustment to the purchase price of the acquired business when realized to the extent that this deduction does not exceed the fair value of the awards at the business combination date. The tax benefit associated with any “excess” deduction is recognized in additional paid in capital. Under IFRS, the expected tax benefit from vested option awards results in the recognition against goodwill of a deferred tax asset on the date the business combination is consummated. Any future deduction resulting from the exercise of the options should then be recognized directly in equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

(3) Other differences between IFRS and U.S. GAAP

3-a Restructuring provisions

As of December 31, 2005 and 2004, this adjustment corresponds to the reversal of certain provisions for restructuring that do not meet the U.S. GAAP criteria for recognition under SFAS 146 (Accounting for Costs Associated with Exit or Disposal Activities).

3-b Pensions and post retirement benefits

Under U.S. GAAP, the Group accounts for its pension and post-retirement benefit plans in accordance with SFAS 87, “Employers’ Accounting for Pensions” and SFAS 106, “Employers’ Accounting for Postretirement Benefits”. Transition obligations for pensions were calculated as of December 31, 1999 as permitted for companies outside the U.S. and have been amortized from the initial implementation date of SFAS 87 in 1989 over a period equal to the higher of 15 years or the remaining expected service life of employees.

Under U.S. GAAP, an additional minimum pension liability is required when, as a result of unamortized actuarial losses, prior service costs and transition obligation, the accrued liability is lower than the excess of the accumulated benefit obligation over the fair value of the plan assets. This additional minimum pension liability is recorded, in accordance with SFAS 87, with a counterpart recorded as an intangible asset for an amount limited to the sum of unrecognized prior service costs and transition obligation. The residual amount is recorded with a counterpart in other comprehensive income (shareholder’s equity).

In 2004, the Group changed the measurement date for its defined benefit pension plans from September 30 to December 31. This change in accounting did not have a material effect on the Group’s consolidated net income for the year ended December 31, 2004.

The negative adjustment of €6 million in 2005 consolidated income before tax corresponds to the calculation of the curtailment effect under U.S. GAAP in accordance with SFAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” on one hand and to the reversal of a part of the old-age part time provision that does not meet the SFAS 87, “Employers’ Accounting for Pensions” criteria for recognition on the other hand. This treatment is compliant with EITF 05-05, “Accounting for Early Retirement or Post-employment Programs with Specific Features (Such as Terms Specified in Altersteilzeit Early Retirement Arrangements)”, adopted by anticipation in 2005.

3-c Research and development costs acquired separately

Under IFRS, research and development costs relating to rights to products acquired from third parties are recognized by the group as an intangible asset. In that case, they are presumed to meet the recognition criteria under IAS 38, as payments made under research and development arrangements to access technology and/or databases and payments made to purchase generic files are capitalized.

Under U.S. GAAP, these costs are expensed as incurred. Accordingly, an amount of €75 million was recorded as a reduction of shareholders’ equity as of December 31, 2005 (€52 million as of December 31, 2004) and an expense of €17 million was recorded in the income statement for the period ending December 31, 2005 as a reversal of amounts capitalized and the amortization expense relating thereto during the period.

3-d Other adjustments

The adjustment included as “Other” in the reconciliations of consolidated net income and shareholders’ equity as of and for the years ended December 31, 2005 and 2004 primarily relates to the impact of long term provisions discounting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

3-e Income taxes

The aggregate adjustment included in “Income taxes” in the reconciliations of consolidated shareholders’ equity and net income consists of the following:

(in millions of euros)	2005		2004
	Net Income	Equity	Net Income	Equity
Deferred tax on above adjustments (3a to 3e)	(1)	205	1	57
Deferred tax related to acquired stocks options	10	(38)	—	—
Deferred tax on equity investees	(11)	(14)	(5)	(5)
Deferred tax on intercompany margins	5	36	4	31
Other	(5)	(5)	(11)	—

Total adjustments	(2)	184	(11)	83

Deferred tax related to acquired stock options

In some tax jurisdictions, the Group receives a tax deduction that relates to compensation paid in stock options. The amount of that tax deduction is based on the intrinsic value of the stock options at the date of exercise.

Under U.S. GAAP, the amount of income tax benefit recognized during the vesting period is equal to the amount of the related compensation cost recognized multiplied by the statutory tax rate. If the actual tax deduction reflected on the company’s income tax return for an award (generally at option exercise) exceeds the cumulative amount of compensation cost recognized in the financial statements for that award, the excess tax benefit is recognized as an increase to additional paid-in capital.

Under IFRS, the measurement of the deductible temporary difference is based on the options’ intrinsic value at the end of the period. If the amount of the tax deduction (or estimated future tax deduction during the exercise period) exceeds the amount of the related cumulative compensation expense, the excess of the associated current or deferred tax is recognized directly in equity at each closing date.

Deferred tax on equity investees

Under both U.S. GAAP and IFRS, a deferred tax liability is recorded for the difference between the value used for financial reporting purposes and the tax basis of equity-method investments in certain circumstances.

The adjustment arises because the value for financial reporting purposes under U.S. GAAP differs from that used under IFRS.

In addition in terms of presentation, under U.S. GAAP, income tax expenses related to partnerships accounted for as equity investees are presented in the line “Income taxes” as such income tax expenses are paid by the Group. Under IFRS, income from equity investees is presented net of tax.

Deferred tax on intercompany margins

Under IFRS (IAS 12), the deferred tax effect on the elimination of intercompany margins is calculated using the purchaser’s tax rate whereas under U.S. GAAP (FAS 109), this is calculated using the vendor’s tax rate.

Additional disclosures for the Group’s U.S. GAAP financial statements

Additional financial disclosures are required under U.S. GAAP related to the Group’s financial statements measured under U.S. GAAP. The following disclosures relate to the Group’s financial statements after reconciliation to U.S. GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

4-a Intangible assets

The Group’s intangible assets as of December 31, 2005 and 2004, as determined under U.S. GAAP, consist of:

(in millions of euros)	Estimated Useful Life (years)	December 31, 2005	December 31, 2004
Total goodwill		31,752	28,198

Amortized intangible assets
Trademarks, patents, licenses and other rights	5 -23	2,016	2,144
Rights to marketed Synthélabo products	10 -23	4,136	4,432
Rights to marketed Aventis products	3 -16	29,505	29,828
Software	3 - 5	546	476
		36,203	36,880
Less: Accumulated amortization		(7,533)	(4,064)

Sub-total – amortized intangible assets		28,670	32,816

Intangible asset related to pensions		29	42

Total—other intangible assets		28,699	32,858

As of December 31, 2005 and 2004, the geographical allocation of goodwill by reportable segment, net of accumulated amortization, was as follows:

(in millions of euros)	December 31, 2005	December 31, 2004
Pharmaceuticals	31,285	27,752

Europe	13,958	13,265
United States	13,093	10,670
Other countries	4,234	3,817

Vaccines	467	446

United States	379	322
Countries other than the USA	88	124

Amortization expense and impairment losses recognized during the year ended December 31, 2005 and 2004 amounted respectively to €5,100 million and €1,952 million.

Estimated amortization charges for the next five years are presented below:

Amount
(in millions of euros)
2006	4,225
2007	4,171
2008	3,931
2009	3,741
2010	3,728

Measurement of an impairment loss for intangible assets other than goodwill

If indicators of impairment are present, an impairment review must be carried out for the purposes of both IFRS and U.S. GAAP. However under the IAS 36 methodology for testing for an impairment, the value in use calculation involves discounting the expected future cash flows to be generated by the asset to their net present value. Under SFAS 144 a recoverability test must be performed by comparing the estimated sum of undiscounted

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

cash flows attributable to the asset with its carrying amount. Only if the asset fails this recoverability test will the amount of impairment be calculated by comparing the asset’s carrying amount to its fair value. This difference of principle did not create any material difference in the impairment charge in 2005 or in 2004.

4-b Pensions and post retirement benefits

The following table analyses the amounts recognized in the Group’s U.S. GAAP condensed consolidated balance sheet as of December 31, 2005 and 2004:

(in millions of euros)	Pensions and Retirement Indemnities		Post-retirement Benefits Other Than Pensions
	2005	2004	2005	2004
Amounts recognized in the balance sheet
Prepaid benefit costs	(3)	(52)	—	—
Accrued benefit liability	3,627	3,019	192	172
Intangible asset	(29)	(42)	—	—
Accumulated other comprehensive income	(511)	(128)	—	—

Net amount recognized	3,084	2,797	192	172

The aggregate benefit obligation for domestic plans with benefit obligations in excess of plan assets as of December 31, 2005 amounted to €1,849 million (€1,745 million as of December 31, 2004) and the fair value of plan assets to €53 million (€57 million as of December 31, 2004). For foreign plans, the benefit obligation amounted to 7,253 million as of December 31, 2005 (€6,213 million as of December 31, 2004) and the fair value of assets to €5,218 million (€4,402 million as of December 31, 2004). The aggregate pension accumulated benefit obligation for domestic plans with accumulated benefit obligations in excess of plan assets amounted to €1,780 million and for foreign plans to €6,952 million as of December 31, 2005 with a fair value of assets amounting to €55 million for domestic plans and €5,077 million for foreign plans.

4-c Accumulated other comprehensive income

Accumulated other comprehensive income (determined in accordance with U.S. GAAP) net of deferred tax as of December 31, 2005 and 2004 comprises:

(in millions of euros)	December 31, 2005	December 31, 2004
Foreign currency translation adjustments	651	(3,156)
Net unrealized gain (loss) on cash flow hedges	(4)	56
Net unrealized gain (loss) on available-for-sale securities	98	79
Additional minimum pension liability	(326)	(85)

Total	419	(3,106)

4-d Recent accounting pronouncements

The U.S. Financial Accounting Standards Board (FASB), recently issued the following accounting pronouncements which are applicable to our Company.

SFAS 123 (revised 2004), referred to as SFAS 123(R), “Share-Based Payment” issued in December 2004 is a revision of SFAS 123, “Accounting for Stock-Based Compensation”. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure is no longer an alternative. SFAS 123(R) is effective for fiscal periods beginning after June 15, 2005, with early adoption permitted and the Company chose to adopt this pronouncement by anticipation as at January 1, 2005. Generally, the approach in SFAS 123(R) is

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005

similar to the approach described in IFRS 2 which is implemented in the Company’s primary financial statements (cf. Item 18 – Note B.26), except for the valuation of deferred taxes on stock options. However, the adoption of SFAS 123(R) did not have a material effect on the Company’s financial statements.

SFAS 154, “Accounting Changes and Error Corrections” issued in May 2005 replaces APB No. 20 and SFAS 3. SFAS No. 154 changes the requirements for the accounting and reporting of a change in accounting principle and guidance for retrospective application of a change in accounting principle. We do not expect that the adoption of SFAS 154 effective January 1, 2006 will have a material effect on our financial statements.

FIN 47, “Accounting for Conditional Asset Retirement Obligations” issued in March 2005 is an interpretation of FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” and requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. This Interpretation was effective for fiscal years ending after December 15, 2005 and its adoption did not have a material effect on our financial statements.

Item 19. Exhibits

1.1	Bylaws (statuts) of sanofi-aventis (English translation)

2.1	Form of Deposit Agreement between Sanofi-Synthélabo and The Bank of New York, as depositary (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 dated June 26, 2002 relating to our American Depositary Shares, SEC File No. 333-91658)

2.2	Shareholders’ Agreement among Elf Aquitaine, Valorisation et Gestion Financière and L’Oréal dated April 9, 1999 (English translation) (incorporated herein by reference to Exhibit 2.2. to our Registration Statement on Form 20-F dated June 25, 2002, SEC File No. 001-31368)

2.3	Amendment to Shareholders’ Agreement among Elf Aquitaine, Valorisation et Gestion Financière and L’Oréal dated November 24, 2003 (English translation) (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-4 dated January 29, 2004, SEC File No. 333-112314)

2.4	Protocol of Agreement, dated January 25, 2004, between Total S.A., Elf Aquitaine, Valorisation et Gestion Financière and L’Oréal (English translation) (incorporated herein by reference to Exhibit 10.3 to our Registration Statement on Form F-4 dated January 29, 2004, SEC File No. 333-112314)

2.5	Protocol of Agreement, dated April 24, 2004, between Total S.A., Elf Aquitaine, Valorisation et Gestion Financière and L’Oréal (English translation) (incorporated herein by reference to Exhibit 10.6 to the Post-Effective Amendment No. 1 to our Registration Statement on Form F-4 (File No. 333-112314) dated May 5, 2004)

2.6	Credit Facility Agreement dated April 26, 2004, between Sanofi-Synthélabo and BNP Paribas (incorporated herein by reference to Exhibit 10.5 to the Post Effective Amendment No. 1 to our Registration Statement on Form F-4 (File No. 333-112314) dated May 5, 2004)

2.7	Instrument defining rights of holders of American Depositary Shares each representing one quarter of a Participating Share Series A (incorporated by reference to Item. 3 Exhibit (a) of the Registration Statement on Form F-6 (Registration No. 33-31904) dated November 21, 1989)

8.1	List of significant subsidiaries, see Item 4 “Information on the Company — Organizational Structure”

11.1	Financial Code of Ethics applicable to the Chief Executive Officer and Senior Financial Officers

12.1	Certification by Jean-François Dehecq, Chairman and Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Jean-Claude Leroy, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Jean-François Dehecq, Chairman and Chief Executive Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Jean-Claude Leroy, Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Ernst & Young Audit dated March 28, 2006

14.2	Consent of PricewaterhouseCoopers Audit dated March 28, 2006

99.1	Report of the Chairman of the Board of Directors for 2005 as required by Art. 225-37 paragraph 6 of the French Commercial Code

99.2	Agreement of April 25, 2004, between Sanofi-Synthélabo and Aventis (incorporated by reference to Exhibit (d)(1) of Amendment No. 2 to our Tender Offer Statement on Schedule TO, dated April 26, 2004 (SEC File No. 005-49539)

99.3	Letter from Mr. Jean-François Dehecq to Mr. Igor Landau confirming certain severance and other employment-related benefits of Mr. Landau (incorporated by reference to Exhibit (d)(2) of Amendment No. 2 to our Tender Offer Statement on Schedule TO, dated April 26, 2004 (SEC File No. 005-49539)

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

by:	/s/ JEAN-FRANÇOIS DEHECQ
Jean-François DEHECQ Chairman and Chief Executive Officer

Date: March 29, 2006