Form 20-F
period 2006-12-31
SANOFI-AVENTIS
filed 2007-04-03
CIK 1121404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006 was:

ordinary shares:    1,359,434,683

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

YES  ☐        NO  ☒.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The consolidated financial statements contained in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the European Union as of December 31, 2006 and with IFRS issued by the International Accounting Standards Board (IASB) as of the same date. IFRS differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP). For a description of the principal differences between IFRS and U.S. GAAP, as they relate to us and to our consolidated subsidiaries, and for a reconciliation of our shareholders’ equity and net income to U.S. GAAP, see Note F to our consolidated financial statements included at Item 18, of this annual report.

Our results of operations and financial condition as of and for the year ended December 31, 2004 have been significantly affected by our August 2004 acquisition of Aventis and certain subsequent transactions (including the merger of Aventis with and into our Company in December 2004). The results of operations of Aventis for the period between August 20, 2004 and December 31, 2004 have been included in our consolidated income statement and cash flow statement. This resulted in a significant increase in revenues and significant changes in other financial statement items in 2004 compared to 2003. The assets and liabilities of Aventis are also included in our consolidated balance sheet at December 31, 2004. See “Item 5. Operating and Financial Review and Prospects.”

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

Brand names appearing in this annual report are trademarks of sanofi-aventis and/or its affiliates, with the exception of:

—	trademarks used or that may be or have been used under license by sanofi-aventis and /or its affiliates, such as Actonel®, Optinate® and Acrel®, trademarks of Procter & Gamble Pharmaceuticals, Alvesco®, a trademark of ALTANA Pharma AG, Campto®, a trademark of Kabushiki Kaisha Yakult Honsha, Copaxone®, a trademark of Teva Pharmaceutical Industries, Exubera®, a trademark of Pfizer Products Inc., Tavanic®, a trademark of Daiichi Pharmaceutical Co. Ltd., TroVax®, a trademark of Oxford BioMedica, Mutagrip®, a trademark of Institut Pasteur, Gardasil® and Rotateq®, trademarks of Merck & Co., Inc., NanoCrystal®, a trademark of Elan Pharmaceuticals, Uvidem®, a trademark of IDM Pharma, Inc. (IDM), Xyzal®, a trademark of UCB;

—	trademarks sold by sanofi-aventis and/or its affiliates, such as Altace®, a trademark of King Pharmaceuticals in the United States, Arixta® and Fraxiparine®, trademarks of GlaxoSmithKline, StarLink®, Liberty Link® and Liberty® trademarks of Bayer AG, Sabril®, a trademark of Ovation Pharmaceuticals in the United States;

—	Cipro® in the United States and Aspirin®, trademarks of Bayer AG, Ivomec®, Eprinex®, Frontline® and Heartgard®, trademarks of Merial and Hexavac®, a trademark of Sanofi Pasteur MSD.

The data relative to market shares and ranking information presented in “Item 4. Information on the Company — B. Business Overview — Markets — Competition” is based on sales data from IMS Health MIDAS (IMS) and GERS (for France), retail and hospital, for calendar year 2006, in constant euros (unless otherwise indicated).

While we believe that the IMS/GERS sales data we present below are generally useful comparative indicators for our industry, they may not precisely match the sales figures published by the companies that sell the products (including our company and other pharmaceutical companies). In particular, the rules used by IMS to attribute the sales of a product covered by an alliance or license agreement do not always exactly match the rules of the agreement.

In order to allow a reconciliation with our basis of consolidation as defined in “Item 5. Operating and Financial Review and Prospects — Presentation of Net Sales,” IMS data shown in the present document have been adjusted and include:

(i)	sales as published by IMS excluding sales generated by the vaccines business, equating to the scope of our pharmaceutical operations;

(ii)	adjustments to data for Germany, to reflect the significant impact of parallel imports;

(iii)	IMS sales of products sold under alliance or license agreements which we recognize in our consolidated net sales but which are not attributed to us in the reports published by IMS;

(iv)	adjustments related to the exclusion of IMS sales for products which we do not recognize in our consolidated net sales but which are attributed to us by IMS.

Product indications described in this report are composite summaries of the major indications approved in the product’s principal markets. Not all indications are necessarily available in each of the markets in which the products are approved. The summaries presented herein for the purpose of financial reporting do not substitute for careful consideration of the full labeling approved in each market.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

N/A

Item 2. Offer Statistics and Expected Timetable

N/A

Item 3. Key Information

A. Selected Financial Data

SUMMARY SELECTED FINANCIAL DATA

The tables below set forth selected consolidated financial data for sanofi-aventis. These financial data are derived from the sanofi-aventis consolidated financial statements. Sanofi-aventis financial statements for the years ended December 31, 2006, 2005 and 2004 are included in Item 18 of this annual report.

The consolidated financial statements of sanofi-aventis for the years ended December 31, 2006 and 2005 have been prepared in compliance with IFRS adopted by the European Union and with the IFRS issued by the International Accounting Standards Board (IASB). The term “IFRS” refers collectively to International Accounting Standards (IAS), International Financial Reporting Standards (IFRS), Standing Interpretations Committee (SIC) interpretations and International Financial Reporting Interpretations Committee (IFRIC) Interpretations issued by the IASB. The opening balance sheet as of the IFRS transition date (January 1, 2004) and the comparative financial statements for the year ended December 31, 2004 have been prepared in accordance with the same principles.

Sanofi-aventis reports its financial results in euro and in conformity with IFRS, with a reconciliation to U.S. GAAP. Sanofi-aventis also publishes condensed U.S. GAAP information. A description of the principal differences between IFRS and U.S. GAAP as they relate to the sanofi-aventis consolidated financial statements is set forth in Note F to the sanofi-aventis audited consolidated financial statements included in this annual report.

SELECTED CONDENSED FINANCIAL INFORMATION

	As of and for the year ended December 31,
(€ million, except per share data)	2006		2005	2004	2003	2002
IFRS Income statement data
Net sales	28,373		27,311	14,871	—	—
Gross profit	21,902		20,947	11,294	—	—
Operating income	4,828		2,888	2,426	—	—
Net income attributable to equity holders of the Company	4,006		2,258	1,986
Earnings per share: basic (€) (a) Earnings per share: diluted (€) (b)	2.97 2.95		1.69 1.68	2.18 2.17	— —	— —
IFRS Balance sheet data (c)
Intangible assets and goodwill	52,210		60,463	61,567	—	—
Total assets	77,763		86,945	85,557	—	—
Outstanding share capital	2,701		2,686	2,668	—	—
Equity attributable to equity holders of the Company	45,600		46,128	40,810	—	—
Long term debt	4,499		4,750	8,654	—	—
U.S. GAAP Data (d)
Revenues from sale of products	28,373		27,311	14,871	8,048	7,448
Net income (loss) attributable to equity holders of the Company	4,034		2,202	(3,665)	1,865	1,640
Earnings (loss) per share: basic (€) (e)	3.00		1.65	(4.03)	2.71	2.30
Earnings (loss) per share: diluted (€) (f)	2.97		1.64	(4.03)	2.70	2.28
Intangible assets and goodwill	52,251		60,451	61,056	9,321	9,924
Total assets	77,536		86,241	82,846	17,424	17,362
Long-term debt	4,483		4,734	8,638	53	65
Equity attributable to equity holders of the Company	46,023		46,403	41,632	12,736	12,599
Cash dividend paid per share (€) (g)	1.75	(h)	1.52	1.20	1.02	0.84
Cash dividend paid per share ($) (g)	2.31	(h)	1.80	1.62	1.28	0.88

(a)	Based on the weighted average number of shares outstanding in each period used to compute basic earnings per share, equal to 1,346.8 million shares in 2006, 1,336.5 million shares in 2005, and 910.3 million shares in 2004.
(b)	Based on the weighted average number of shares outstanding in each period used to compute diluted earnings per share, equal to 1,358.8 million shares in 2006, 1,346.5 million shares in 2005, and 914.8 million shares in 2004.
(c)	On January 1, 2006, sanofi-aventis adopted (with retrospective effect from January 1, 2004) the option offered by amendment to IAS 19 (Employee Benefits) to recognize all actuarial gains and losses under defined-benefit pension plans in the balance sheet, with the matching entry recorded as a component of shareholder’s equity, net of deferred taxes. See Note A.4 of the consolidated financial statements in Item 18 of this annual report.
(d)	Sanofi-aventis voluntarily adopted the fair value recognition provisions of Financial Accounting Standard 123, Accounting for Stock-Based Compensation, as of January 1, 2003.

Certain data as of and for the year ended December 31, 2004 have been reclassified to conform to the presentation adopted under IFRS with respect to joint ventures that are no longer accounted for under the proportionate consolidation method.

(e)	Based on the weighted average number of shares outstanding in each period used to compute basic earnings (loss) per share, equal to 1,346.8 million shares in 2006, 1,336.5 million shares in 2005, 910.3 million shares in 2004, 689.0 million shares in 2003, and 714.3 million shares in 2002.
(f)	Based on the weighted average number of shares outstanding in each period used to compute diluted earnings (loss) per share, equal to 1,357.6 million shares in 2006, 1,346.5 million shares in 2005, 914.9 million shares in 2004, 691.1 million shares in 2003, and 718.0 million shares in 2002.
(g)	Each American Depositary Share, or ADS, represents one half of one share.
(h)	Dividends for 2006 will be proposed to the annual general meeting for approval.

EXCHANGE RATE INFORMATION

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro from 2002 through March 2007 expressed in U.S. dollar per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). We provide the exchange rates below solely for your convenience. We do not represent that euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see “Item 5. Operating and Financial Review and Prospects.”

Selected Exchange Rate Information

	Period- end Rate	Average Rate (1)	High	Low
	(U.S. dollar per euro)
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004	1.35	1.25	1.36	1.18
2005	1.18	1.24	1.35	1.17
2006	1.32	1.27	1.33	1.19
Last 6 months
2006
October	1.28	1.26	1.28	1.25
November	1.33	1.29	1.33	1.27
December	1.32	1.32	1.33	1.31
2007
January	1.30	1.30	1.33	1.29
February	1.32	1.31	1.32	1.29
March	1.34	1.32	1.34	1.31

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period for year average, on each business day of the month for monthly average.

On March 30, 2007 the Noon Buying Rate was 1.3374 per euro.

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

In connection with our acquisition of Aventis, our consolidated debt increased substantially, because we incurred debt to finance the cash portion of the acquisition consideration, and because our consolidated debt includes the debt incurred by Aventis prior to the acquisition. As of December 31, 2006, our debt, net of cash and cash equivalents was €5.8 billion. We make significant debt service payments to our lenders and our current debt level could limit our ability to engage in additional transactions or incur additional indebtedness. For more information on our debt, see “Item 5. Operating and Financial Review and Prospectus — Liquidity and Capital Resources” in this annual report.

We depend on the United States market for a significant part of our current and future operating results. A failure to continue our strategy of profitable operations in that market could adversely affect our business, results of operations, financial condition or prospects.

We may not achieve our growth strategy if we do not maintain and continue to expand profitably our presence in the United States, the world’s largest pharmaceuticals market. We have identified the United States, which accounted for approximately 35.1% of our net sales in 2006, as a potential major source of continued future growth and plan to capitalize on our direct presence in the United States in the coming years to build a strong position in this market. We face a number of challenges in maintaining profitable growth in the United States, including:

•	the success of the management organization that we have established in the United States;

•	the targeting of new products and customer markets;

•	the fact that the United States market is dominated by major U.S. pharmaceutical companies;

•	slower growth of the U.S. pharmaceutical market than in recent years;

•	aggressive generic competition reinforced by legislative initiatives to further facilitate the introduction of generic drug or comparable biologic products through accelerated approval procedures;

•

potential changes in health care reimbursement policies and possible cost control regulations in the United States, including possible unfavorable developments in coverage of prescription drugs by Medicare;

•	increased FDA demands, leading to a potentially longer, more costly and more restrictive approval process for innovative products;

•	heightened scrutiny of the pharmaceutical industry by the public and the media; and

•	exposure to the euro-dollar exchange rate.

We depend on third parties for the marketing of some of our products. These third parties may act in ways that could harm our business.

We market some of our products in collaboration with other pharmaceutical companies. For example, we currently have major collaborative arrangements with Bristol-Myers Squibb (BMS) for the marketing of Plavix® and Aprovel® in the United States and several other countries, with Procter & Gamble Pharmaceuticals for the osteoporosis treatment Actonel®, with Teva for Copaxone®, and with Merck & Co., Inc. for the distribution of vaccines in Europe. We also have alliances with several Japanese companies for the marketing of some of our products in Japan. See “Item 4. Information on the Company — B. Business Overview — Markets — Marketing and Distribution.” When we market our products through collaboration arrangements, we are subject to the risk that certain decisions, such as the establishment of budgets and promotion strategies, are subject to the control of our collaboration partners, and that deadlocks may adversely affect the activities conducted through the collaboration arrangements. For example, our alliances with BMS are subject to the operational management of BMS in some countries, including the United States. We cannot be certain that our partners will perform their obligations as expected. Further, our partners might pursue their own existing or alternative technologies or product candidates in preference to those being developed or marketed in collaboration with us.

The manufacture of our products is technically complex, and supply interruptions, product recalls or inventory losses caused by unforeseen events may reduce sales, delay the launch of new products and adversely affect our operating results and financial condition.

Many of our products are manufactured using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. Our vaccine products in particular are subject to the risk of manufacturing stoppages or the risk of loss of inventory because of the difficulties inherent to the sterile processing of biological materials and the potential for the unavailability of adequate amounts of raw materials meeting our standards. Additionally, specific conditions must be respected both by the Group and its customers for the storage and distribution of many of our products, e.g., cold storage for certain vaccines. The complexity of these processes as well as strict company and government standards for the manufacture of our products subject us to risks. The occurrence or suspected occurrence of out-of-specification production or storage can lead to lost inventories, and in some cases product recalls, with consequential reputational damage and the risk of product liability (See “— Risks Relating to Our Industry — Product liability claims could adversely affect our business, results of operations and financial condition,” below). The investigation and remediation of any identified problems can cause production delays, substantial expense, lost sales and the delay of new product launches.

We depend on third parties for the manufacture and supply of a substantial portion of our raw materials, specialized components, active ingredients and medical devices.

Availability of Raw Materials and Specialized Components. Third parties supply us with a substantial portion of our raw materials and specialized components. Some raw materials and specialized components essential to the manufacture of our products are not widely available from sources we consider reliable — for example, there is a limited number of approved suppliers of heparins, which are used in the manufacture of Lovenox®. See “Item 4. Information on the Company — B. Business Overview — Production and Raw Materials” for a description of these outsourcing arrangements.

Third-Party Manufacturing of Active Ingredients. Although our general policy is to manufacture the active ingredients for our products ourselves, we subcontract the manufacture of some of our active ingredients to third parties, which exposes us to the risk of a supply interruption in the event that our suppliers experience financial difficulties or are unable to manufacture a sufficient supply of our products. The manufacture of the active ingredients for Eloxatine® and Xatral® and part of the manufacture of the active ingredient for Stilnox® are currently carried out by third parties, as are some of the manufacturing steps in the production of Lovenox®. Additionally, under our collaborative arrangement with BMS, pharmaceutical production of Plavix® and Aprovel® is conducted partly in sanofi-aventis plants and partly in BMS plants.

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

If disruptions or quality concerns were to arise in the third-party supply of raw materials, specialized components, active ingredients or medical devices, this could affect our ability to sell our products in the quantities demanded by the market and could damage our reputation and relationships with our customers. See also “— The manufacture of our products is technically complex, and supply interruptions, product recalls or inventory losses caused by unforeseen events may reduce sales, delay the launch of new products and adversely affect our operating results and financial condition,” above. Even though we aim to have backup sources of supply whenever possible, including by manufacturing backup supplies of our principal active ingredients at a second or third facility when practicable, we cannot be certain they will be sufficient if our principal sources become unavailable. Any of these factors could adversely affect our business, operating results or financial condition.

Our collaborations with third parties expose us to risks that they will claim intellectual property rights on our inventions or fail to keep our unpatented technology confidential.

We occasionally provide information and materials to research collaborators in academic institutions or other public or private entities, or request them to conduct tests to investigate certain materials. In all cases we enter into appropriate confidentiality and intellectual property rights agreements with such entities. However, those entities might claim intellectual property rights with respect to the results of the tests conducted by their collaborators, and might not grant licenses to us regarding their intellectual property rights on acceptable terms.

We also rely upon unpatented proprietary technology, processes, know-how and data that we regard as trade secrets and protect them in part by entering into confidentiality agreements with our employees, consultants and certain contractors. We cannot be sure that these agreements or other trade secret protections will provide meaningful protection, or, if they are breached, that we will have adequate remedies. You should read “Item 4. Information on the Company — B. Business Overview — Patents, Intellectual Property and Other Rights” for more information about our patents and licenses.

Claims and investigations relating to marketing practices and competition law could adversely affect our business, results of operations and financial condition.

The marketing of our products is heavily regulated, and alleged failures to comply fully with applicable regulations could result in civil or criminal actions against us, and in some circumstances potential disqualification from participation in government health programs. Sanofi-aventis and certain of its subsidiaries are under investigation by various federal government entities in the United States, and are defendants in a number of lawsuits, relating to antitrust and/or pricing and marketing practices, including, for example, class action lawsuits and qui tam litigation. See Note D.22.c) to our consolidated financial statements included at Item 18 of this annual report.

Following judgments holding the U.S. patent protection of Lovenox® and of DDAVP® tablets to be unenforceable, a number of civil antitrust and fair trade claims have been filed against sanofi-aventis as putative class actions alleging that the Group has prevented competition and generated excess profits. Similar claims have followed an attempt to settle our U.S. Plavix® patent litigation. The proposed settlement of the U.S. Plavix® patent litigation against Apotex by the parties thereto is also the subject of a criminal investigation by the Antitrust Division of the U.S. Department of Justice, of which the outcome and impact on sanofi-aventis cannot reasonably be assessed at this time. See “Item 8. Financial Information — A. Consolidated Financial Statements and other Financial Information — Information on Legal or Arbitration Proceedings” and Note D.22.c) to our consolidated financial statements included at Item 18 of this annual report.

Because many of these cases allege substantial unquantified damages, may be subject to treble damages, and frequently seek significant punitive damages and penalties, it is possible that any final determination of liability or settlement of these claims or investigations could have a material adverse effect on our business, results of operations or financial condition.

Fluctuations in currency exchange rates could adversely affect our results of operations and financial condition.

Because we sell our products in numerous countries, our results of operations and financial condition could be adversely affected by fluctuations in currency exchange rates. We are particularly sensitive to movements in exchange rates between the euro and the U.S. dollar, the British pound, the Japanese yen, and to a lesser extent to currencies in emerging countries. In 2006, approximately 35.1% of our net sales were realized in the United States. While we incur expenses in those currencies, the impact of currency exchange rates on these expenses does not fully offset the impact of currency exchange rates on our revenues. As a result, currency exchange rate movements can have a considerable impact on our earnings. When deemed appropriate, we enter into transactions to hedge our exposure to foreign exchange risks. These efforts, when undertaken, may fail to offset the effect of adverse currency exchange rate fluctuations on our results of operations or financial condition. For more information concerning our exchange rate exposure, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Risks Relating to Our Industry

We must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments if our products are unsuccessful in clinical trials or fail to receive and maintain regulatory approval.

To be successful in the highly competitive pharmaceutical industry, we must commit substantial resources each year to research and development in order to develop new products. In 2006, we spent €4,430 million on research and development, amounting to approximately 15.6 % of our net sales. Our ongoing investments in new product launches and research and development for future products could result in higher costs without a proportionate increase in revenues.

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

For example, in order to develop a commercially viable product, we must demonstrate, through extensive pre-clinical and human clinical trials, that the pharmacological compounds have an acceptable benefit/risk profile for human use in the proposed indications. There is also no assurance that favorable results obtained in pre-clinical trials will be confirmed by later clinical trials, or that the clinical trials will establish safety and efficacy data sufficient for regulatory approval. In the first quarter of 2007, we had 125 compounds in pre-clinical and clinical development in our targeted therapeutic areas, of which 58 were in Phase II or Phase III clinical trials. For additional information regarding clinical trials and the definition of the phases of clinical trials, see “Item 4. Information on the Company — B. Business Overview — Research & Development.” There can be no assurance that any of these compounds will be proven safe or effective, or that they will produce commercially successful products.

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

Obtaining regulatory marketing approval is not a guarantee that the product will achieve commercial success. Commercial success is dependent on a number of factors beyond our control, notably the level of reimbursement which is accorded to the product by public health entities and third-party payers in each country, the acceptance of the product by the medical establishment and patients, and the existence and price of competing products and alternative therapies.

If we are unable to protect our proprietary rights, we may fail to compete effectively or operate profitably.

It is important for our success that we be able to effectively obtain and enforce our patents and other proprietary rights. We hold a broad portfolio of patents, patent licenses and patent applications worldwide. To the extent effective patent protection of our products is not maintained, these products will become exposed to competition from generic products. The entry of a generic product into the market typically is followed by a substantial decline in the brand-name product’s sales volume and revenues.

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

Additionally, if a competitor chooses to take the risk of launching an infringing product prior to a court’s determination that our patent rights are valid, enforceable and infringed, there can be no assurance that we will (i) be successful in obtaining a preliminary injunction to halt further sales and remove the infringing product from the market prior to obtaining a final injunction at trial, and even if we are successful, (ii) be able to obtain an award of sufficient damages from the competitor to repair all harm caused to us and (iii) effectively collect this award. By way of example, following the Group’s failure to obtain a preliminary injunction halting the launch at risk of a generic version of Allegra® in October 2005, the Allegra® franchise in the United States has been substantially eroded and the asserted patent claims have still not gone to trial. While we were successful in obtaining a preliminary injunction halting further sales of a generic Plavix® in August 2006, the significant quantities of generic product already distributed prior to the injunction have had a significant negative effect on 2006 earnings and caused us substantial and persistent commercial harm.

Our patent rights are material to our business, and if we were unsuccessful in asserting them or they were deemed invalid, any resulting introduction of generic versions of our products in the United States, in Europe or in other markets would reduce the price that we receive for these products and the volume of the product that we would be able to sell, and could materially adversely affect our business, results of operations and financial condition. Additionally, a number of our products acquired through business combinations have substantial balance sheet carrying values, as disclosed at Note D.4 to our consolidated financial statements, which could be substantially impaired by the introduction of a generic competitor, with adverse effects on our financial results and assets.

Significant challenges to our proprietary rights concern such leading Group products as Plavix®, Lovenox®, Eloxatine® and Allegra®. We are also involved in litigation challenging the validity or enforceability of patents related to a number of other products in the United States, the European Union and elsewhere, and challenges to other products may be expected in the future. We can give no assurance that as a result of these challenges we will not face generic competition for additional group products. See “Item 8. Financial Information — A. Consolidated Financial Statements and Other Financial Information — Information on Legal or Arbitration Proceedings” and Note D.22.b) to our consolidated financial statements included in this annual report at Item 18 for additional information.

Product liability claims could adversely affect our business, results of operations and financial condition.

Product liability is a significant commercial risk for us, and has become a more significant risk as we expand in the United States (where product liability claims can be particularly costly). Substantial damage awards have been made in certain jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. Not all possible side effects of a drug can be anticipated based on preapproval clinical studies involving only several hundred to several thousand patients. Routine review and analysis of the continually growing body of post-marketing safety surveillance and clinical trials provide additional information — for example potential evidence of rare, population-specific or long-term adverse reactions or of drug interactions that were not observed in preapproval clinical studies — and may cause product labeling to evolve. Several pharmaceutical companies have recently recalled or withdrawn products from the market based on actual or suspected adverse reactions to their products, and currently face significant product liability claims. We are currently defending a number of product liability claims (see Note D.22 to the consolidated financial statements included at Item 18 of this annual report and “Item 8. Financial Information — A. Consolidated Financial Statements and Other Financial Information — Information on Legal or Arbitration Proceedings”), and there can be no assurance that the Group will not face additional claims in the future. Although we maintain insurance to cover the risk of product liability, available insurance may not be sufficient to cover all potential liabilities. Further, we face a general trend in the insurance industry to reduce product liability coverage, by excluding products or by imposing limits for liabilities, causing companies to rely increasingly on self-insurance. Substantial product liability claims, if successful, could adversely affect our business, results of operations and financial condition.

Counterfeit products could harm the business of sanofi-aventis.

The prescription drug supply has been increasingly challenged by vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit products in a growing number of markets and over the internet. Counterfeit products are frequently unsafe or ineffective, and can be potentially life-threatening. To distributors and users counterfeits may be visually indistinguishable from the authentic version. Reports of adverse reactions to counterfeit drugs or increased levels of counterfeiting could materially affect patient confidence in the authentic product, and could harm the business of companies such as sanofi-aventis. Additionally, it is possible that adverse events caused by unsafe counterfeit products will mistakenly be attributed to the authentic product, entailing substantial reputational and financial harm to the manufacturer of the authentic product.

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

We face uncertainties over the pricing of pharmaceutical products.

The commercial success of our products depends in part on the conditions under which our products are reimbursed. Price pressure is strong due to:

•	price controls imposed by governments in many countries;

•	removal of a number of drugs from government reimbursement schemes;

•	increased difficulty in obtaining and maintaining satisfactory drug reimbursement rates; and

•	the tendency of governments and private health care providers to favor generic pharmaceuticals.

Price pressure is considerable in our two largest markets, Europe and the United States, which represented approximately 43.1% and 35.1%, respectively, of our net sales in 2006. Pricing in the German market posed significant challenges for the Group in 2006, including a decision to classify Acomplia® as a non-reimbursed quality-of-life drug; substantial restrictions on the reimbursement of fast-acting analog insulin; and the announcement that the government was evaluating restrictions on additional products. Changes in the pricing environments in the United States or European markets could have a significant impact on our sales and results of operations. See “Item 4. Information on the Company — B. Business Overview — Markets — Pricing” for a description of certain regulatory pricing systems that affect our Group.

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

Pharmaceutical manufacturing activities, such as the chemical manufacturing of the active ingredients in our products and the related storage and transportation of raw materials, products and wastes expose us to various risks, including:

•	fires and/or explosions from inflammable substances;

•	storage tank leaks and ruptures; and

•	discharges or releases of toxic or hazardous substances.

These operating risks can cause personal injury, property damage and environmental contamination, and may result in:

•	the shutdown of affected facilities; and

•	the imposition of civil or criminal penalties.

The occurrence of any of these events may significantly reduce the productivity and profitability of a particular manufacturing facility and adversely affect our operating results.

Although we maintain property, business interruption and casualty insurance that we believe is in accordance with customary industry practices, we cannot assure you that this insurance will be adequate to cover fully all potential hazards incidental to our business. For more detailed information on environmental issues, see “Item 4. Information on the Company — B. Business Overview — Health, Safety and Environment.”

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

These environmental remediation obligations could significantly reduce our operating results. In particular, our accruals for these obligations may be insufficient if the assumptions underlying these accruals prove incorrect or if we are held responsible for additional, currently undiscovered contamination. Sanofi-aventis accrues reserves for remediation when our management believes the need is probable and that it is reasonably possible to estimate the cost. These judgments and estimates may later prove inaccurate, and any shortfalls could have a material adverse effect on our results of operations. See “Item 4. Information on the Company — B. Business Overview — Health, Safety and Environment” for additional information regarding our environmental policies.

Furthermore, we are or may become involved in claims, lawsuits and administrative proceedings relating to environmental matters. Some current and former sanofi-aventis subsidiaries have been named as “potentially responsible parties” or the equivalent under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (also known as “Superfund”), and similar statutes in the United States, France, Germany, Brazil and elsewhere. As a matter of statutory or contractual obligation, we and/or our subsidiaries may retain responsibility for environmental liabilities at some of the sites our predecessor companies, or our subsidiaries that we demerged, divested or may divest. We have disputes outstanding, for example, with Albemarle and Rhodia over environmental remediation at several sites no longer owned by the Group. An adverse outcome in such disputes might have a significant adverse effect on our operating results. See Note D.22.e) to the consolidated financial statements included at Item 18 of this annual report.

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

At December 31, 2006, Total and L’Oréal, our two largest shareholders, held approximately 13.1% and 10.5% of our issued share capital, respectively, accounting for approximately 19.3% and approximately 17.3%, respectively, of the voting rights (excluding treasury shares) of sanofi-aventis. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

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

Item 4. Information on the Company

Introduction

We are a global pharmaceutical group engaged in the research, development, manufacture and marketing of healthcare products. In 2006, our net sales amounted to €28,373 million. Based on 2006 sales, we are the fourth largest pharmaceutical group in the world and the largest pharmaceutical group in Europe (source: IMS/GERS consolidated sales year end 2006; all available channels). Sanofi-aventis is the parent of a consolidated group of companies. A list of the principal subsidiaries included in this consolidation is shown at Note E to the consolidated financial statements included under Item 18 of this annual report.

Our business includes two main activities: pharmaceuticals and human vaccines (Vaccines).

In our pharmaceutical activity, which generated net sales of €25,840 million in 2006, we specialize in six therapeutic areas:

•

Thrombosis: Our thrombosis medicines include two leading drugs in their categories: Plavix®, an anti-platelet agent indicated for a number of atherothrombotic conditions, and Lovenox®, a low molecular weight heparin indicated for deep vein thrombosis and for unstable angina and non-Q-wave myocardial infarction;

•	Cardiovascular: Our cardiovascular medicines include two major hypertension treatments: Aprovel® and Tritace®;

•

Metabolic Disorders: Our leading medicines for metabolic disorders include Lantus®, a long acting analog insulin which is a leading brand in the insulin market, and Amaryl®, a once-daily sulfonylurea. In 2006, we started to market Acomplia®, the first medicine of a new class of a selective CB1 receptor blocker indicated in Europe in the treatment of obese or overweight patients with associated type 2 diabetes or dyslipidemia risk factors;

•

Oncology: Our lead products in the strategic oncology market are Taxotere®, a taxane derivative representing a cornerstone therapy in several cancer types, and Eloxatine®, an innovative platinum agent, which is a leading treatment of metastatic colorectal cancer;

•

Central Nervous System (CNS): Our major CNS medicines include Stilnox® /Ambien CR™, the world’s leading insomnia prescription medication; Copaxone®, an immunomodulating agent indicated in multiple sclerosis; and Depakine®, a leading epilepsy treatment;

•

Internal Medicine: In internal medicine, we are present in several fields. In respiratory/allergy, our products include Allegra®, a non-sedating prescription antihistamine, and Nasacort®, a local corticosteroid indicated in allergic rhinitis. In urology, we are present with Xatral®, a leading treatment for benign prostatic hypertrophy. In osteoporosis, we are present with Actonel®.

Our top fifteen products in terms of net sales generated in 2006 are Lovenox®, Plavix®, Stilnox®, Taxotere®, Eloxatine®, Lantus®, Copaxone®, Aprovel®, Tritace®, Allegra®, Amaryl®, Xatral®, Actonel®, Depakine® and Nasacort® which together accounted for 66.9% of our 2006 net sales for the pharmaceutical activity, or €17,289 million.

We are a major player in the vaccines industry, with net sales of €2,533 million in 2006; and with leading vaccines in five areas:

•

Pediatric combination vaccines providing protection against diseases such as pertussis, diphtheria, tetanus, and Haemophilus influenzae type b infections. Our main products are Daptacel®, Tripedia®, Act-HIB®, Pentacel®, Pediacel® and Pentaxim®. We are also a leading producer of poliomyelitis (polio) vaccines, such as Ipol® and Imovax® Polio, as well as oral polio formulations, all of which contribute to polio eradication and disease control strategies in both developed and developing countries;

•

Influenza vaccines such as Fluzone® and Vaxigrip®, used for seasonal campaigns in both hemispheres. Additionally, we manufacture pre-pandemic avian influenza vaccines (including H5N1 vaccines) as part of the global pandemic preparedness efforts in both our French and U.S. facilities;

•

Adult and adolescent booster vaccines protecting against pertussis, tetanus, diphtheria and polio. Our main products include: Adacel® (the first trivalent booster against pertussis, tetanus and diphtheria for adolescents and adults), Decavac®, Repevax® and Revaxis®;

•

Meningitis vaccines, with Menomune®, a bivalent Meningococcal A and C vaccine, and our main quadrivalent product Menactra® which was launched in the United States in 2005 and in Canada in 2006. Menactra® is a conjugate vaccine that is expected to provide a longer-lasting immune response;

•

Travel, Endemic and Measles, Mumps and Rubella (MMR) vaccines, which include a wide range of products against hepatitis A, typhoid, rabies, yellow fever, Japanese encephalitis, cholera, MMR and anti-venoms. Key products include Imovax® Rabies, Verorab®, Typhim Vi®, Avaxim® and Vivaxim®.

In 2006, our Vaccines activity was favorably impacted by the success of three products launched in 2005 in the United States (Decavac®, Menactra® and Adacel®) and by a favorable influenza season.

We have a strong commitment to research and development. We have 29 research centers and over 19,000 employees (including Vaccines, Industrial Development and Medical/Regulatory staff in subsidiaries) devoted to research and development.

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

•

For our pharmaceutical activity, except where otherwise stated, all market share percentages and rankings are based on full-year 2006 sales figures from IMS Health MIDAS “IMS” for all countries, except for France, for which they are based on full-year 2006 sales data from GERS.

•

For our vaccines activity, market shares and rankings are based on our own estimates. We have assembled information based on various sources, including industry contacts, statistical information we have collected and information published by competitors or otherwise.

•

We present our consolidated net sales from our leading products sold directly and through alliances. As regards the products sold through our alliance with BMS, we also present the worldwide sales of Plavix® and Aprovel® whether consolidated by sanofi-aventis or by BMS, as defined in “Item 5. Operating and Financial Review and Prospects — Results of Operations”.

A. History and Development of the Company

Sanofi-aventis was incorporated under the laws of France in 1994 as a société anonyme, a form of limited liability company, for a term of 99 years. We operate under the commercial name “sanofi-aventis.” Our registered office is located at 174, avenue de France, 75013 Paris, France, and our main telephone number is +33 1 53 77 40 00. Our principal U.S. subsidiary’s office is located at 55 Corporate Drive, Bridgewater, NJ 908.981.5000.

We are present in more than 100 countries on five continents with around 100,000 employees worldwide at year end 2006. Sanofi-Synthélabo and Aventis, our legacy companies, bring to the Group more than a century of experience in the pharmaceutical industry.

Sanofi was founded in 1973 by Elf Aquitaine, a French oil company, when it took control of the Labaz group (a pharmaceutical company) for diversification purposes. Sanofi launched its first major product on the market, Ticlid®, in 1978. Its first significant venture into the United States market was the acquisition of the prescription pharmaceuticals business of Sterling Winthrop — an affiliate of Eastman Kodak — in 1994, followed by the launch of its first major products: Aprovel® in 1997 and Plavix® in 1998.

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

Sanofi and Synthélabo merged in 1999.

The formation of Aventis on December 1999 was the result of the combination of Rhône-Poulenc and Hoechst bringing together a broad portfolio of activities including prescription drugs and vaccines, which became the core business of Aventis.

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

Rhône-Poulenc was formed in 1928 from the merger of two French companies: a chemical company created by the Poulenc brothers and the Société Chimique des Usines du Rhône, which was founded in 1895. The company’s activities in the first half of the 20th century focused on producing chemicals, textiles and pharmaceuticals (acetylsalicylic acid and penicillin). Rhône-Poulenc began to focus its activities on life sciences in the 1990s, which led to the successive purchases of Rorer, a U.S. pharmaceutical company acquired in two stages in 1990 and 1997, Institut Mérieux in the area of vaccines in 1994 and the U.K.-based pharmaceuticals company Fisons in 1995. Rhône-Poulenc’s main therapeutic fields were thrombosis with Lovenox®, oncology with Taxotere® and respiratory diseases with Nasacort®, and vaccines.

Subsequent to a bid to acquire all of the shares of Aventis announced in April 2004, Sanofi-Synthélabo took control of Aventis in August 2004 and changed its registered name to “sanofi-aventis”. On December 31, 2004, Aventis merged with and into sanofi-aventis, with sanofi-aventis as the surviving company.

For a description of our main divestitures since 2004, see Note D.2 to our consolidated financial statements included in Item 18 of this annual report.

Mandatory Offers Subsequent to the Acquisition of Aventis

Hoechst

The outstanding shares of Hoechst AG not already indirectly acquired through the acquisition of Aventis were first tendered into a mandatory offer during 2004. The mandatory offer was then followed by a squeeze-out taking legal effect in July 2005.

Following the squeeze-out, a number of former minority shareholders commenced litigation contesting the adequacy of the price paid by sanofi-aventis. These suits, which do not contest sanofi-aventis’ ownership of the shares acquired through the squeeze-out, are still ongoing. See Note D.2 to our consolidated financial statements included under Item 18 of this annual report.

Aventis Pharma Limited India

Following the acquisition of Aventis and in execution of its legal obligations under the Securities and Exchange Board of India takeover regulations, on August 11, 2004, sanofi-aventis announced an offer to acquire up to 4,606,125 equity shares of Aventis Pharma Limited India, for a cash offer price of Rupee 792.20 (€13.96) per equity share. As a result of this offer, which closed in August 2006, the Group’s total interest in Aventis Pharma Limited India is now 50.12% of that company’s share capital.

B. Business Overview

Strategy

As a leading player in the pharmaceutical industry (no.1 in Europe and no.4 in the world based on 2006 sales), sanofi-aventis continues to be dedicated to serving patients worldwide.

Focused on our core business — the discovery, development and marketing of innovative molecules and vaccines that drive medical progress and are effective to combat disease — we seek to ensure the development of our Group through our strategy of strong, sustainable and profitable growth. In addition, we continue to be actively engaged to making our drugs accessible to as many people as possible thanks to a well-adapted mix of products in terms of price and therapeutic indications.

In a tough, fast-changing business environment, we remain highly adaptive and responsive in pursuing our major objectives:

•

Capitalizing on the substantial potential of the pharmaceuticals market by providing a total response to stakeholders. In an increasingly tight regulatory context, with mounting pressure on healthcare spending, we can rely on our global presence in fast-growing therapeutic fields serving major healthcare needs, especially thrombosis, cardiovascular, metabolic disorders, oncology, central nervous system, internal medicine and vaccines. We offer highly innovative drugs, mature products of excellent quality and, more selectively, generics which play an essential role in the financial balance of healthcare systems. We also propose a large range of vaccines;

•

Continuing to develop major products while preserving growth and profitability. Sanofi-aventis now has eight blockbusters (versus seven in 2005), each with annual sales in 2006 of over one billion euros (Lovenox®, Plavix®, Stilnox®/Ambien®, Taxotere®, Eloxatine®, Lantus®, Copaxone® and Aprovel®). We plan to continue to optimize the performance of our high-potential products while maintaining earnings growth, despite the end of protection for Ambien® immediate release formulation in the United States and early generic challenges to Eloxatine® in Europe. We rely on our ability to react appropriately to changes in our business environment, to respond to market trends and to propose innovative solutions to changing healthcare systems;

•

Consolidating our base business. True to our principle that there is no such thing as a small country or a small product, we intend to capitalize on our mature product offering through selective investment and a tailored regional strategy;

•

Seizing market opportunities through a differentiated geographical approach. We aim to generate sustained growth in the United States and preserve our strong base in France and Germany. At the same time we seek to optimize investment levels and continue to develop solid positions by investing heavily in markets with high growth potential in Asia, Eastern Europe and Latin America. We are also looking to strengthen our position in Japan;

•

Continuing to be a key player in innovation in R&D by sustained, targeted investment in innovative fields and molecules. We intend to reinforce our presence and activities in fields with major unsatisfied medical needs, especially diabetes, thrombosis, atherothrombosis, obesity with comorbidity factors like type 2 diabetes or dyslipidemia, oncology, depression, insomnia and Alzheimer’s disease;

•

Promoting access to medicine by focusing on six areas where the Group’s pharmaceutical expertise converges with major public health needs: malaria, tuberculosis, sleeping sickness, leishmaniosis, epilepsy and vaccination.

Principal Pharmaceutical Products

Within our pharmaceuticals business, we focus on six main therapeutic areas: thrombosis, cardiovascular, metabolic disorders, oncology, central nervous system and internal medicine.

Top 15 products

The following table sets forth the net sales of our top 15 pharmaceutical products for the year ended December 31, 2006.

The sections that follow provide additional information on the indications and market position of our top 15 products in their principal markets. The Group’s intellectual property relating to our top 15 products is material to our operations and is described at “ — Patents, Intellectual Property and Other Rights — Product Overview,” below. As disclosed in Note D.22.b) to our consolidated financial statements included at Item 18 of this annual report, we are involved in significant litigation concerning the patent protection of a number of our top 15 products including notably Lovenox® (the U.S. patent has been ruled unenforceable; we intend to appeal), Plavix®, Tritace®, Eloxatine®, Ambien CR™, Allegra®, Nasacort®, and Actonel®.

Top 15 products

Therapeutic Area / Product Name	2006 Net Sales (€ million)	Drug Category /Main Areas of Use

Thrombosis
Lovenox® (enoxaparin sodium)	2,435	Low molecular weight heparin
		• Deep vein thrombosis • Unstable angina / non-Q-Wave myocardial infarction
Plavix® (clopidogrel)	2,229	Platelet adenosine disphosphate receptor antagonist
		• Atherothrombosis

Cardiovascular
Aprovel® (irbesartan)	1,015	Angiotensin II receptor antagonist
		• Hypertension
Tritace® (ramipril)	977	Angiotensin Converting Enzyme Inhibitor
		• Hypertension • Congestive heart failure after myocardial infarction

Metabolic disorders
Lantus® (insulin glargine)	1,666	Long-acting analog insulin
		• Type 1 and 2 diabetes mellitus
Amaryl® (glimepiride)	451	Sulfonylurea
		• Type 2 diabetes mellitus

Oncology
Taxotere® (docetaxel)	1,752	Cytotoxic agent
		• Breast cancer • Non small cell lung cancer • Prostate cancer
Eloxatine® (oxaliplatin)	1,693	Cytotoxic agent
		• Colorectal cancer

Central Nervous System
Stilnox®/Ambien®/Ambien CR™ (zolpidem)	2,026	Hypnotic
		• Sleep disorders
Copaxone® (glatiramer acetate)	1,069	Non-interferon immunomodulating agent
		• Multiple sclerosis
Depakine® (sodium valproate)	301	Anti-epileptic
		• Epilepsy

Internal Medicine
Respiratory/Allergy
Allegra® (fexofenadine)	688	Antihistaminic
		• Allergic rhinitis • Urticaria
Nasacort® (triamcinolone acetonide)	283	Local corticosteroid
		• Allergic rhinitis
Urology
Xatral® (alfuzosin)	353	Uroselective alpha1-blocker
		• Benign prostatic hypertrophy
Osteoporosis
Actonel® (risedronate)	351	Biphosphonate
		• Osteoporosis

Thrombosis

Thrombosis occurs when a thrombus, or blood clot, forms inside a blood vessel. Left unchecked, a thrombus can eventually grow large enough to block the blood vessel, preventing blood and oxygen from reaching the organ being supplied. Our principal products for the treatment and prevention of thrombosis are:

Lovenox®/Clexane®

Lovenox® (enoxaparin sodium) is the most widely studied and used low molecular weight heparin (LMWH) in the world. It has been used to treat an estimated 185 million patients in 96 countries since it was first introduced in 1987 and is approved for more clinical indications than any other LMWH. Numerous clinical studies have demonstrated the benefits of Lovenox® as an effective treatment for deep vein thrombosis (DVT), and for significantly reducing the incidence of DVT in a wide range of patient populations, as well as for its effective treatment of acute coronary syndromes (ACS) when administered concomitantly with other treatments.

In the cardiovascular field, Lovenox® has proven good efficacy and safety in two recent international clinical trials:

•

STEEPLE, published in the New England Journal of Medicine, is a prospective, randomized, open-label, parallel group trial presented in 2006. STEEPLE showed that a single intravenous bolus of Lovenox® is associated with significantly less major bleeding, more predictable anticoagulation levels and similar efficacy compared with the current standard, unfractionated heparin (UFH), in patients undergoing elective percutaneous coronary intervention (PCI) or coronary angioplasty;

•

ExTRACT, published in the New England Journal of Medicine is a Phase III study comparing Lovenox® to UFH as an adjunctive therapy in approximately 20,500 patients with myocardial infarction receiving thrombolytic therapy, the most common treatment for this type of ACS. The ExTRACT results have been submitted for a new indication in 2007 in ST-elevation myocardial infarction. Based on the results of this study, the FDA granted priority review for the Lovenox® Supplemental New Drug Application (sNDA) for treatment of patients with acute ST-segment elevation myocardial infarction (STEMI) in February 2007. More than 1 million people worldwide suffer from an ST-elevation myocardial infarction each year.

In the major field of medical prophylaxis of venous thrombo-embolism (medical, as opposed to surgical), Lovenox® continues to grow and gain patient share from UFH in the United States. (Source: Solucient).

Two major trials with the aim of replacing UFH and expanding the Lovenox® medical prophylaxis indication have been or are going to be presented to the medical community:

•

PREVAIL, which assesses the efficacy of Lovenox® versus UFH in the prevention of thrombo-embolic events in post-ischemic stroke patients. Its results were presented at the American Society of Hematology (ASH) in December 2006 and at the American Stroke Association Congress in February 2007;

•

EXCLAIM examines the benefits of an extended Lovenox® prophylaxis regimen of 28 days versus the currently approved regimen of 6 to 14 days. The EXCLAIM study will be presented at the International Society of Thrombosis and Hemostasis (ISTH) Congress in July 2007.

In terms of medical practice registry, GRACE (Global Registry of Acute Coronary Events) continues and, as of today, has evaluated more than 50,000 patients with acute coronary syndromes around the world.

In the field of venous thrombosis prevention, ENDORSE will collect hospital medical practice data on a scale never reached so far, i.e. 67,000 patients in 358 hospitals, 32 countries and 5 continents. This registry will enroll medical and surgical patients at risk of venous thrombo-embolism (VTE) and determine the proportion of patients who receive effective types of VTE prophylaxis according to international guidelines.

Lovenox® is the leader in anti-thrombotics in the United States, Germany, France, Italy, Spain and the United Kingdom. (source: IMS/GERS sales full year 2006, all channels).

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

Plavix® was launched in 1998, and is now marketed in over 80 countries, including the United States, through our alliance with Bristol Myers Squibb (BMS). In Japan a New Drug Application (NDA) for marketing authorization was approved in January 2006 and launch took place in May 2006. Sales of Plavix® in Japan are consolidated by sanofi-aventis and are outside the scope of our alliance with BMS.

Since 2002, Plavix® has also been indicated for the treatment of non ST segment elevation Acute Coronary Syndrome (ACS; non-Q-wave myocardial infarction and unstable angina) in combination with ASA following the very significant results of the CURE trial. This indication was rapidly incorporated into the guidelines of the American Heart Association, the American College of Cardiology and the European Society of Cardiology. The CURE trial demonstrated that Plavix® provided significant early- and long-term benefits in patients with Non ST segment elevation Acute Coronary Syndrome (ACS). Plavix® reduced the relative risk of atherothrombotic events (myocardial infarction, stroke and death from a cardiovascular cause) by 20% when added to standard therapy including ASA, with a 1% increase in the rate of major bleeding. With more than 12,000 patients enrolled, CURE is the largest clinical trial ever conducted in patients presenting unstable angina or non-Q-wave myocardial infarction. Based on its broad clinical evidence base in this population, Plavix® has gained the highest grade of recommendation in recent guidelines issued by medical societies for the management of ACS and Percutaneous Coronary Intervention (PCI).

Also in the cardiology field, the results of the CLARITY and COMMIT clinical trials have led to the approval of a new indication in ST-segment elevation ACS (Q-wave myocardial infarction). This approval was granted by the FDA in August 2006 and by the EMEA in September 2006.

The CLARITY trial, which enrolled nearly 3,500 patients, demonstrated that Plavix®, added to standard therapy including fibrinolytics and ASA, reduced the odds of acute myocardial infarction patients having another occluded artery, a second heart attack or dying after one week of hospitalization, as well as the odds of clinical events such as cardiovascular death, recurrent myocardial infarction and certain recurrent ischemias at 30 days.

The COMMIT trial, which enrolled nearly 46,000 patients, demonstrated that Plavix®, added to standard therapy including ASA, reduced mortality in acute myocardial infarction patients at day 28 in an in-hospital setting.

The indications resulting from the results of the CURE, CLARITY and COMMIT trials make Plavix® a cornerstone therapy in management of ACS patients.

Other studies have also contributed to further explore the role of clopidogrel in various patients’ profiles (mostly atherothrombotic patients):

•

The results of the CREDO clinical trial, announced in November 2002, confirmed the therapeutic value of Plavix® in the early- and long-term prevention of atherothrombotic events in patients having undergone coronary angioplasty, either with or without stenting. The CREDO trial, conducted in over 2,000 patients, demonstrated the efficacy of Plavix®, which reduces the relative risk of atherothrombotic events by 27% after one year;

•

The MATCH trial results released in March 2004 showed that ASA did not provide additional clinical value (benefit/risk ratio) in specific patients who have recently experienced a stroke or transient ischemic attack when added to Plavix® and other standard therapies.

The results of the CHARISMA trial were released at the 55th Annual Scientific Session of the American College of Cardiology in March 2006. The CHARISMA trial enrolled over 15,600 patients and aimed to demonstrate the clinical value of Plavix® on top of standard therapy including ASA in patients at high risk of future cardiovascular events. The study findings did not demonstrate an improvement of the risk/benefit ratio but significant differences by sub-group:

•

on the one hand, in patients with established atherothrombotic diseases (also referred to as secondary prevention), clopidogrel in addition to Aspirin® reduced the relative risk of recurrent heart attack, stroke or cardiovascular death by a statistically significant 12.5%, compared to patients receiving placebo and Aspirin®. These patients accounted for almost 80% of the total CHARISMA study population;

•

on the other hand, patients with multiple risk factors but no clearly established vascular disease did not benefit from the addition of clopidogrel to Aspirin®, with a 20% relative risk increase. These patients represented approximately 20% of the overall study population. In this patient subgroup, there was an excess in cardiovascular mortality as well as a non-statistically significant increase in bleeding observed in patients treated with clopidogrel and Aspirin®.

Other planned or ongoing clinical trials that are designed to support the long-term value of Plavix® by providing complementary clinical data include:

•

CASPAR, the objective of which is to assess the clinical value of Plavix® in patients with peripheral arterial disease who have undergone peripheral bypass surgery. 850 patients have been recruited and the results are expected in 2007;

•

ACTIVE, which is intended to assess the value of Plavix® in patients with atrial fibrillation for the prophylaxis of cardio-embolic events. This study has completed recruitment (14,000 patients included, currently in the follow-up phase). While one arm of the study — ACTIVE-W — was terminated early, the other two arms, ACTIVE-A and ACTIVE-I, are ongoing. Results are expected in 2008;

•

the CURRENT study aims to optimize the dosing regimen of clopidogrel in 12,000 patients with non ST elevation ACS, and planned to receive a stent. A loading dose of 600 mg followed by 150 mg daily for two weeks then followed by 75 mg daily is compared to the currently approved regimen (300 mg loading dose followed by 75 mg daily). The recruitment started in 2006 and results are expected in 2008.

Since 2003, following an FDA written request for pediatric data, the development of a pediatric indication for Plavix® in the United States is ongoing. The dose ranging Phase II (PICOLO study) has helped determine the right dose to be studied in Phase III (CLARINET).

In addition to randomized controlled trials, one of the largest disease registries was initiated in 2003 to evaluate the real-life risk of patients with atherothrombosis. This registry, called REACH (Reduction of Atherothrombosis for Continued Health) includes 63,000 patients in more than 44 countries. The one-year results show a considerable rate of events, although in a population receiving the contemporary standard of care. This illustrates the high burden of atherothrombotic disease and the need to evolve pharmacological management more aggressively.

The extensive clinical program for Plavix®, including all completed, ongoing and planned studies, is one of the largest of its kind and will enroll more than 100,000 patients overall. In addition, over 52 million patients worldwide are estimated to have been treated with Plavix® since its launch, providing significant evidence of real-life efficacy and safety experience with this product.

Plavix® sales in the United States have been negatively impacted by the launch of an at-risk generic of 75 mg clopidogrel bisulfate on August 8, 2006. See Note D.22.b, to our consolidated financial statements, included at Item 18.

Nevertheless Plavix® remains the leading product in the European and the U.S. markets for anti-platelet agents (source: IMS/GERS full year 2006 sales, all channels).

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

Aprovel® was launched in 1997 and is now marketed in more than 80 countries, including the United States (under the brand name Avapro®), through an alliance with Bristol-Myers Squibb, (BMS). In Japan the product is licensed/sub-licensed to Shionogi and Dai-Nippon Sumitomo respectively. The application for marketing authorization for the treatment of hypertension was resubmitted at the end of 2006, after it was supplemented with additional studies at the request of the Japanese health authorities.

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

In August 2006, the European Medicines Agency (EMEA) approved a new fixed dose combination of 300 mg CoAprovel® with 25 mg of HCTZ. This important introduction to the European market increases the efficacy spectrum of the brand on blood pressure reduction and can result in the achievement of blood pressure goals in over 80% of patients. As less than a third of treated hypertensive patients are currently at the blood pressure goal recommended by international guidelines, this new dosage raises the standard of blood pressure control that can be achieved with CoAprovel®.

The results of two further efficacy trials have been released in 2006, demonstrating the benefits of rapid blood pressure control with CoAprovel® as a first-line treatment in patients with severe and moderate hypertension. The data have been submitted to regulatory authorities in the United States and Europe for inclusion in the label.

To continue to demonstrate the protective effects of Aprovel® beyond the blood pressure lowering efficacy, several clinical trials are ongoing:

•

i-RESPOND: A 400-patient trial in hypertensive patients with metabolic syndrome was initiated in 2005 to determine the metabolic effect of Aprovel® in this patient population. Results are expected in 2007;

•	INVOLVE evaluates the cardiovascular benefits of Aprovel® as measured by changes of cardio-vascular-risk markers in over 400 patients. Results are expected in 2007;

•

i-PRESERVE evaluates the benefit of Aprovel® in the treatment of heart failure with preserved systolic function, a common but not well recognized form of heart failure. This 4,100-patient study was initiated in 2002. Results are expected by the end of 2007;

•

ACTIVE-I evaluates the efficacy of Aprovel® combined with clopidogrel (the active ingredient in Plavix®), in preventing complications in patients suffering from atrial fibrillation. We began this clinical program in 2003, with enrolment for the 10,000-patient study ongoing. Results are expected in 2008.

In 2006, based on the total sales of Aprovel®/Avapro®/Karvea® and CoAprovel®/Avalide®/Karvezide®, we rank third in Europe and in the United States among the angiotensin II receptor antagonists in the hypertension market. (source: IMS/GERS full year 2006 sales, all channels, class C9C/C9G).

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

The DREAM trial was published in the New England Journal of Medicine in September 2006. The results of DREAM showed the impact of Tritace® on glucose metabolism in individuals with impaired glucose tolerance (IGT) and / or impaired fasting glucose (IFG) with a significant positive effect of Tritace® in the regression of IGT and IFG towards normo-glycemia. DREAM is the first study to demonstrate prospectively that a cardiovascular drug such as Tritace® can have a positive effect on glucose metabolism and insulin resistance. The DREAM trial has demonstrated that Tritace® is a key treatment for hypertensive patients at risk of developing diabetes.

In 2006, Tritace® was the market leader in Canada, Spain and Italy. Tritace® continues to be a leader in Germany, with demand volumes still constant, despite the end of market exclusivity in Germany in January 2004. (source: IMS full year 2006 sales, All channels C9A/C9B).

In Canada, notwithstanding ongoing legal actions relating to a number of patents, the health authorities granted, effective December 12, 2006, a marketing authorization for ramipril generic (see “Item 8. Financial Information — A. Consolidated Financial Statements and other Financial Information — Information on Legal or Arbitration Proceedings” and Note D.22.b) to our consolidated financial statements included herein at Item 18) to a local manufacturer. Additionally, an authorized generic has been launched through a third party agreement.

The U.S. rights to Tritace® were sold to King Pharmaceuticals in 1998.

Metabolic Disorders

The prevalence of diabetes is expected to increase significantly over the next 20 years, as a direct result of sedentary life style, excessive weight and obesity, unhealthy diet and population ageing. Our principal products are Lantus®, an insulin analog and Amaryl®, a sulfonylurea. Sanofi-aventis is planning to strengthen its presence in metabolic disorders in particular with the launch of Acomplia®, a CB-1 receptor blocker critically involved in the regulation of body mass and body weight, lipid metabolism and insulin resistance.

Lantus®

Lantus® (insulin glargine) is a long-acting basal insulin analog which offers improved pharmacokinetic and pharmacodynamic profiles compared with Neutral Protamine Hagedorn (NPH) insulin. Lantus® is indicated for once-daily subcutaneous administration in the treatment of adult patients with type 2 diabetes mellitus (T2DM) who require basal insulin for the control of hyperglycemia, and for adult and pediatric patients of six years and above with type 1 diabetes mellitus (T1DM). Lantus® is the first basal insulin with a peak-less, 24-hour duration of action, allowing a once-daily regimen that can be taken at any time but at the same time every day, titration under safer conditions, and with less hypoglycemia (low blood sugar level) than with NPH.

Studies demonstrate the safety and efficacy of simple Lantus® treatment algorithms that allow patient involvement and empowerment in the titration of the insulin dose and may offer patients with T2DM flexibility with respect to the choice of treatment regimen. In this context, a recent American Diabetes Association (ADA)/European Association for the Study of Diabetes (EASD) consensus statement for the Initiation and Adjustment of

Therapy emphasized the importance of achieving and maintaining near normal glycemic goals for T2DM with initial therapy with lifestyle intervention and metformin and early addition of insulin therapy in patients who do not meet target goals.

A number of controlled and randomized studies have investigated the efficacy and safety of Lantus® plus prandial (meal-time) insulins in T1DM. For instance, the Porcellati study evaluated the effects of Lantus® when tight insulin titration is applied. In this one-year study, patients treated with 4 times/day NPH and lispro were randomized to either continuation of this regimen or once daily Lantus® at dinner. A1C (HbA1c, glycosylated hemoglobin) did not change with NPH and decreased with Lantus® (from 7.1 to 6.7%).

A number of controlled and randomized studies have investigated the efficacy and safety of Lantus® plus oral anti-diabetic agents (OADs) in T2DM:

•

The 24-week Treat-to-Target study showed that, compared with NPH, significantly more type 2 diabetic patients treated with Lantus® achieved a target goal of HbA1c under or equal to 7% (a measure indicating good control of long-term blood sugar level), without having an episode of nocturnal hypoglycemia. Mean HbA1c was 6.96% in the Lantus® group. The rates of hypoglycemia were statistically lower with Lantus® relative to NPH;

•	The LANMET study demonstrated the effectiveness of a tight titration on the reduction in A1C;

•

In the INSIGHT study, patients were allocated to either an optimized OAD regimen (with no insulin) or initiation of bedtime Lantus®. This study showed that early addition of Lantus® to current diabetes therapy in a simple titration regimen safely improved glycemic control and was more effective compared with continued diet/oral therapy alone;

•

The LAPTOP 24-week study demonstrated that adding once-daily Lantus® while continuing OADs restores glycemic control more effectively and with less risk of hypoglycemia and lower insulin requirements than the conventional practice of switching to twice-daily premixed insulin without OADs;

•	A meta-analysis on four 24-48 week studies confirmed that Lantus® given once daily reduces the risk of hypoglycemia compared with NPH.

The ORIGIN trial is a large ongoing worldwide morbidity/mortality trial and will determine if Lantus®-mediated normoglycemia reduces cardiovascular events in high-risk dysglycemic patients. The recruitment of ORIGIN has been completed with a total of 12,612 subjects from 40 countries who are being followed for at least 4 years.

Following the approval of OptiClik® for use with Lantus® by the relevant authorities, this reusable pen was launched in the United States and Japan in 2005 and in the United Kingdom, Italy, Spain and Germany in 2006.

Similarly, the reusable pen, Autopen 24 (manufactured by Owen Mumford), has been launched in 32 markets since April 2006 for use with Lantus® and Apidra® (a rapid acting insulin).

In September 2006, the EMEA approved the new disposable insulin pen, SoloSTAR®, for Lantus® and Apidra® administration. SoloSTAR® will be launched in Europe during 2007. U.S. registration of this device is pending.

Overall, Lantus® has been launched in over 70 countries worldwide.

Lantus® has been the leading insulin brand worldwide since August 2005 with sales in value exceeding €1 billion and since August 2006 Lantus® has also become the leading insulin worldwide in units. The United States is the largest contributor of Lantus® sales, followed by Germany and France (source: IMS/GERS full year 2006 sales, all channels).

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

Amaryl® was first launched in 1995 and has been approved in about 100 countries worldwide. The key markets for Amaryl® are Japan (rank: #1), France (rank: #2) and the United States (rank: #3) (source: IMS/GERS year end 2006 sales).

Acomplia®

Acomplia® (rimonabant) is the first in a new class of therapeutics called selective CB-1 receptor blockers which regulates energy balance and body weight, and improves glucose and lipid metabolism. Rimonabant is indicated in the treatment of obese or overweight patients with associated type 2 diabetes or dyslipidemia risk factors.

Throughout an extensive Phase III clinical trial (RIO program) it has been shown that treatment with Acomplia® results in reduction in weight and waist circumference (a key marker of abdominal obesity), together with improvements on HDL-C, TG and glycemic control in a broad range of patients with multiple cardio-metabolic risk factors. Approximately half of the improvements seen with Acomplia® on HDL-C, TG and HbA1C (a marker of glycemic control) is believed to arise directly from blockade of peripheral CB-1 receptors in metabolically active tissues such as the liver, adipose tissues and skeletal muscles.

To establish rimonabant’s efficacy in type 2 diabetes and ultimately demonstrate its role in the prevention of type 2 diabetes and cardiovascular disease, an ambitious life cycle management plan has been set up with 10 Phase IIIb clinical studies. The recent release of SERENADE, a 6-month, randomized, double-blind, placebo-controlled, parallel-group, fixed dose (20 mg once daily) study, further confirms the interest of Acomplia® in improving risk factors of type 2 diabetic patients by demonstrating that rimonabant, as a monotherapy, significantly improved glycemic control in type 2 diabetes patients, with clinically meaningful reductions in HbA1c, associated with robust weight loss, reduced waist circumference and improved lipid profile. The results of SERENADE were submitted to the United States and European regulatory authorities in early 2007.

In Japan, results of a 526-patient Phase IIb study demonstrated an impressive consistency in terms of benefits on weight and cardio-metabolic risk factor reduction as compared to the results of previous European and U.S. studies. Rimonabant demonstrated a good safety profile in this population. In addition, a clear reduction in visceral fat was observed in patients who underwent CT-scan. Phase III studies are currently in progress for two indications: diabetes and weight management. A submission in Japan is planned for 2009.

Acomplia® was been approved in Europe in June 2006 and has already been launched in Germany, the United Kingdom and some other European countries as well as in some countries of Latin America. It has been launched in France in the first quarter of 2007. The New Drug Application (NDA) is being reviewed by the FDA, which has set a user fee goal date of July 26, 2007.

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

Taxotere® was first licensed in 1995 in Europe, for use in patients with locally advanced or metastatic breast cancer. The following year, it was granted approval in the United States, Canada and Japan. It is now available in more than 100 countries and, in the 10 years since its launch, Taxotere® has gained approval for use in ten indications in five different tumor types — breast, prostate, gastric, lung and head and neck.

Taxotere® is indicated for early stage and metastatic breast cancer, first-line and second-line non-small cell lung cancer (NSCLC), androgen-independent (hormone-refractory) metastatic prostate cancer, advanced gastric adenocarcinoma, including adenocarcinoma of the gastroesophageal junction and for the induction treatment of patients with inoperable locally advanced squamous cell carcinoma of the head and neck. The advanced gastric cancer and head and neck cancer approvals were granted by the FDA in the United States and EMEA in Europe in March and October 2006 respectively.

In breast cancer Taxotere® is now used in a variety of doses and schedules, as first-line and second-line treatment. It has demonstrated a survival benefit in five studies for four indications in this setting: as monotherapy, or in combination with doxorubicin, capecitabine or trastuzumab.

Important new data on Taxotere® were presented at the American Society of Clinical Oncology (ASCO) in 2006. The Tax 324 study is a Phase III trial of Taxotere®, Cisplatin and 5-Fluorouracil (TPF) versus Cisplatin and 5-Fluorouracil (PF) induction chemotherapy, followed by chemoradiotherapy in patients with locally advanced squamous cell carcinoma of the head and neck, which confirmed that Taxotere® based sequential therapy is associated with a significant improvement in survival in head and neck cancer.

Other data was supportive of the major therapeutic indications and especially in breast and non-small cell lung cancer. The BIG-0298 adjuvant breast cancer study provided important information about the best way to include Taxotere® in adjuvant chemotherapy for node positive breast cancer. The BCIRG007 study compared Taxotere® combined with trastuzumab “TH regimen” to Taxotere® combined with platinum salt and trastuzumab “TCH regimen” demonstrating that both regimens are effective therapies for the treatment of HER2-positive metastatic breast cancer and therefore that the “TH regimen” does not benefit from the addition of carboplatin. Finally, a large NSCLC meta-analysis confirmed Taxotere®’s superiority over another 3rd generation chemotherapeutic agent (vinorelbine) in both improved survival and lower toxicity.

The ARD6562 Phase II study of Taxotere® in the treatment of hormone refractory prostate cancer is ongoing in Japan. Results are expected in 2007 and sanofi-aventis plans to file for this indication in Japan in 2007.

The top four countries contributing to the sales of Taxotere® in 2006 were respectively the United States, France, Germany and Japan (based on 2006 net sales).

Eloxatine®

Eloxatine® (oxaliplatin) is an innovative platinum agent and currently the only one indicated both for the treatment of metastatic colorectal cancer and under development for adjuvant treatment of stage III colon cancer.

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

The development of Eloxatine® has led to major progress in the treatment of metastatic colorectal cancer. First, median survival has been prolonged to 2 years when Eloxatine® is used as a first-line treatment in combination with 5-fluorouracil (5-FU) and leucovorin (LV) (the FOLFOX regimen) and Avastin® (TREE2-study presented at ASCO 2006). Second, thanks to its demonstrated ability to reduce the size and number of liver metastases, Eloxatine® has allowed the complete surgical removal of hepatic metastases and has given the hope of a potential cure in a significant proportion of patients with initially unresectable liver metastases. Due to its consistently high and sustained efficacy in treating metastatic colorectal cancer, the FOLFOX regimen is a mainstay treatment of metastatic colorectal cancer in the United States, Europe and certain countries in the Asia-Pacific region.

Eloxatine® has been developed for adjuvant treatment of colon cancer. Eloxatine® was the first anticancer agent to result in a significant improvement of the adjuvant treatment of colon cancer in a decade. FOLFOX is now the standard treatment for stage III colon cancer patients who have undergone complete resection of the primary tumor.

A new liquid formulation (Eloxatine® Injection), approved by the FDA and EMEA in 2005, has now been launched in most countries. This new formulation offers additional safety benefits and convenience to pharmacists and nurses since it involves fewer steps in the reconstitution of Eloxatine®. In addition, sanofi-aventis also obtained European approval for a new 200 mg dosage, more adapted to central reconstitution chemotherapy units, in March 2006. This new dosage was launched in the United Kingdom and in Germany in 2006 and will be launched in most European countries in the course of 2007.

Eloxatine® is in-licensed from Debiopharm and is marketed in nearly 70 countries worldwide. The top three countries contributing to our sales of Eloxatine® are, respectively, the United States, France and Germany (based on net sales).

Following the end of the Eloxatine® European regulatory data exclusivity in April 2006, a number of oxaliplatin (powder for solution for infusion) generics have received national marketing authorization. In particular, oxaliplatin generics have been approved in some major countries such as United Kingdom in September 2006 and Germany in October 2006. It is expected that all European countries will have one generic of oxaliplatin in 2007.

Central Nervous System

We have long-standing expertise in the Central Nervous System therapeutic area. Our principal products in this area are:

Stilnox®/Ambien®/Myslee®

Stilnox® (zolpidem) is the leading hypnotic worldwide and is indicated in the short-term treatment of insomnia. Stilnox® is both chemically and pharmacologically distinct from benzodiazepines, and is distinguished by its selective binding to receptors that are presumed to mediate hypnotic activity. Due to this characteristic, Stilnox® rapidly induces sleep that is qualitatively close to natural sleep and devoid of certain side effects that are characteristic of the benzodiazepine class as a whole. Its action lasts for a minimum of six hours, and it is generally well tolerated, allowing the patient to awake with a reduced risk of impaired attention, decreased alertness or memory lapses throughout the day. The risk of dependence is minimal when Stilnox® is used at the recommended dosage and duration of use. Stilnox® is currently the only hypnotic demonstrated to be suitable for “as needed” use based on an extensive program of eight clinical trials, which together enrolled over 6,000 patients. This mode of administration avoids the systematic intake of a hypnotic by patients who suffer only occasionally from insomnia.

We believe that Stilnox® is also one of the most studied hypnotics in the world to date, as data on its efficacy and safety have been generated from 160 clinical trials involving 80,000 patients worldwide.

To improve further the efficacy of Stilnox® in sleep maintenance without inducing next-day residual effects, we have developed a controlled release formulation of zolpidem, zolpidem CR (controlled release). Two three-week placebo-controlled studies conducted in sleep laboratories, ZOLADULT and ZOLELDERLY, assessed the efficacy and safety of Ambien CR™ (zolpidem CR) in the treatment of patients experiencing insomnia. The studies showed that Ambien CR™ improved sleep maintenance, sleep duration and the ability to fall asleep compared to a placebo. We launched Ambien CR™ in the United Sates in September 2005. Ambien CR™ is indicated for the treatment of insomnia with sleep induction and/or sleep maintenance disorders. A clinical development program has also been initiated in Japan, with results expected in 2008.

In 2006, the FDA granted a six-month pediatric exclusivity for all formulations (immediate release and controlled release) of Ambien®. The pediatric exclusivity extends the patent exclusivity of the immediate release formulation until April 2007 and extends by six months both the patent and marketing exclusivities for Ambien CR™. The fact that pediatric exclusivity has been granted by the FDA as such does not mean that the product has been approved for use in pediatric patients. For more information, please refer to “Patents, Intellectual Property and Other Rights”.

Stilnox® was first launched in 1988 in France and is marketed today in over 100 countries. In Japan, Stilnox® was launched in December 2000 and became the leading hypnotic on the market within three years of its launch; it is sold under the brand name Myslee® through our joint venture with Astellas.

Stilnox® is the leading hypnotic brand in its three largest markets: the United States, Japan (where sales are not consolidated by sanofi-aventis) and France (source: IMS/GERS full year 2006 sales — N05B1 including trazodone in the United States only).

Generics have been available in France since January 2004; in the United States, we expect zolpidem generics of the immediate release formulation to be available by the end of April 2007 when the U.S. exclusivity for Ambien® (but not Ambien CR™) expires.

Copaxone®

Copaxone® (glatiramer acetate) is an immunomodulating agent indicated for reducing the frequency of relapses in patients with relapsing-remitting multiple sclerosis (MS). This disease-modifying drug is characterized by an original and specific mode of action on MS. Clinical studies have shown that Copaxone® is more effective than placebo at two years, but also that it has a clinical efficacy over twelve years both in reducing relapses and progression of disability. A significant effect on lesions has also been confirmed by nuclear magnetic resonance imaging.

Copaxone® was first launched in 1997 in the United States and between 2000 and 2002 in Europe. It is in-licensed from Teva and marketed via our alliance with Teva. Additional details on this alliance can be found in “Alliances” below.

In Europe in 2004, in cooperation with our alliance partner Teva, we launched a new formulation of the product — a pre-filled syringe — in order to improve product delivery and patient comfort.

More than 100,000 patients worldwide are treated with Copaxone®. The three leading countries for its use are the United States, Germany, and Canada (source: 2006 net sales).

Depakine®

Depakine® (sodium valproate) is a broad-spectrum anti-epileptic that has been prescribed for over 39 years. Numerous clinical trials, as well as long years of experience have shown that it is effective for all types of epileptic seizures and epileptic syndromes, and is generally well tolerated. Consequently, Depakine® remains a reference treatment for epilepsy worldwide. Depakine® is also registered throughout Europe in the treatment of manic episodes associated with bipolar disorder and in some countries in the prevention of mood episodes. Valproate is recommended as a first-line treatment in the treatment of acute mania associated with bipolar disorder by international guidelines such as the guidelines of the American Psychiatric Association, the United States Expert Consensus Guideline Series and the U.K. NICE Guidance.

We provide a wide range of formulations of Depakine® (syrup, oral solution, injection, enteric-coated tablets and Chrono, a sustained release formulation in tablets) permitting its adaptation to most types of patients. Depakine Chronosphere™, a new innovative, tasteless, sustained release formulation of Depakine® packaged in stick packs, facilitating its use by children (the first Depakine® sustained release form for children), the elderly and adults with difficulties swallowing, has been approved in several European countries. It was commercialized for the first time in Austria in October 2004, then in France and Germany in 2005 and in the Netherlands, Finland, Switzerland and Poland in 2006. We plan to extend the marketing of this new formulation gradually over the next few years as we register the product in additional countries.

Depakine® is marketed in over 100 countries, including the United States, where it is licensed to Abbott.

Internal Medicine

Our main products in the internal medicine therapeutic area are in the fields of respiratory/allergy, urology and osteoporosis.

Respiratory/Allergy

Allegra®/Telfast®

Allegra® (fexofenadine HCl) is an effective, long-lasting (12- and 24-hour) non-sedating prescription antihistamine for the treatment of seasonal allergic rhinitis (hay fever) and for the treatment of uncomplicated skin manifestations of chronic idiopathic urticaria (hives). It offers patients significant relief from allergy symptoms without causing drowsiness.

We also market Allegra-D® 12 Hour and Allegra-D® 24 Hour, antihistamine/decongestant combination products with an extended-release decongestant for effective non-drowsy relief of seasonal allergy symptoms, including nasal congestion.

The top three markets for Allegra® are the United States, Japan and Australia (based on 2006 net sales).

In October 2006, the FDA approved the supplemental NDA for Allegra® Oral Suspension (6 mg/ml) for the treatment of seasonal allergic rhinitis symptoms in children aged 2-11 years and the treatment of the uncomplicated skin manifestations of chronic idiopathic urticaria. Commercial launch of this product in the United States will take place prior to the 2007 spring allergy season. A 30 mg orally disintegrating tablet for pediatric use is also being developed.

In September 2005, following the first launch at risk by Barr and Teva of a generic version of fexofenadine HCL 180 mg, 60 mg and 30 mg to compete with Allegra®, sanofi-aventis entered into an agreement with Prasco Pharmaceuticals to launch an authorized generic of fexofenadine. For the 180 mg, 60 mg and 30 mg fexofenadine dosage strengths, the authorized generic product, marketed by Prasco, accounted for over 40% of total prescriptions for the month of December 2006 while the Allegra® brand accounted for 5% for the same period (IMS NPA).

Nasacort®

Nasacort® AQ Spray (NAQ) (triamcinolone acetonide) is an unscented, water-based metered-dose pump spray formulation unit containing a microcrystalline suspension of triamcinolone acetonide in an aqueous medium. It is indicated for the treatment of the nasal symptoms of seasonal and perennial allergic rhinitis in adults and children six years of age and older. NAQ is an intranasal corticosteroid, which is recommended in treatment guidelines as first-line treatment for moderate to severe allergic rhinitis patients. NAQ offers patients significant relief from allergy symptoms with statistically significant overall preference of sensory attributes by patients versus the market leader.

In May 2006, the HFA (hydrofluoroalkane) formulation that was slotted to launch in the United States late 2006, was terminated.

Our leading markets for Nasacort® AQ Spray are the United States, France and Turkey (source: 2006 net sales).

Urology

Xatral®

Xatral® (alfuzosin) belongs to the alpha1-blocker class of medications, and was the first product of the class to be indicated uniquely and specifically for the treatment of the symptoms of benign prostatic hyperplasia (BPH), as well as the first marketed product capable of acting selectively on the urinary system. Xatral® (extended release formulation) does not require dose titration, and shows good tolerability, particularly cardiovascular tolerability. Active from the first dose, it provides rapid and lasting symptom relief, improving patient quality of life. Xatral® has demonstrated a good safety profile, with very marginal blood pressure changes even in elderly or hypertensive patients. Cardiovascular safety results from the combination of Xatral® with a phosphodiesterase inhibitor (PDE5) were released in 2005 and published in “Urology” in 2006, further demonstrating Xatral®’s good cardiovascular safety profile.

Besides this symptomatic action, a large clinical program has been launched to document the use of Xatral® in the treatment of Acute Urinary Retention (AUR) and in the prevention of BPH disease progression.

•

The results of the first trial (the ALFAUR study) showed that Xatral® doubles the probability of restored capacity to urinate normally after an episode of AUR in conjunction with catheter insertion and reduces the need for BPH surgery up to six months after.

•

Xatral® is the only alpha-blocker having clearly demonstrated its benefit in the treatment of AUR. Since 2003, we have obtained authorizations of this extension of the indication in 56 countries worldwide including 16 European countries.

•

Moreover, results of a double-blind placebo-controlled study (ALTESS) show that Xatral® administered for 2 years in patients at high risk of developing AUR, significantly reduces the risk of overall BPH progression (defined by worsening of symptoms and/or occurrence of AUR and/or need for BPH-related surgery). A real life practice study enrolling more than 6,000 patients (ALF-ONE) also shows that patients experiencing BPH progression can be rapidly identified with Xatral® treatment as they are in fact non-responders to other treatment.

•

BPH is also widely known to be linked with various degrees of sexual dysfunction. The results of another international trial with over 800 patients have shown that Xatral® preserves sexual function, particularly ejaculatory function, in patients suffering from BPH.

We also completed Phase IIb in 2005 in Japan, where Phase III clinical trials of the once-daily formulation of Xatral® are currently in progress for the treatment of BPH.

Since Xatral® was launched in 1988 in France, we have constantly worked on optimizing its formulation. The once-daily formulation of Xatral® (branded Uroxatral® in the United States) has been registered in over 90 countries and is marketed worldwide except in Australia and Japan. Over 3.6 billion treatment days of alfuzosin have been prescribed worldwide since launch and it is the fastest growing medical treatment for BPH symptoms among urologists in the United States.

Osteoporosis

Actonel®/Optinate®/Acrel®

Actonel® (risedronate sodium) belongs to the bisphosphonate class. The bisphosphonates are antiresorptive treatments that inhibit osteoclast-mediated bone resorption and therefore help to prevent osteoporotic fractures.

Actonel® 5 mg daily is indicated for the prevention of postmenopausal osteoporosis (PMO) in Europe and for the treatment of PMO and glucocorticoid-induced osteoporosis in Europe and the United States. In the United States, it is indicated for patients either initiating or continuing systemic glucocorticoid treatment (daily dosage of 7.5 mg or more of prednisone or equivalent) for chronic diseases.

Actonel® 35 mg once-a-week is indicated for treatment of this disease and for treatment of osteoporosis in men in both Europe and the United States, and for prevention of PMO in the United States.

Actonel® 30 mg is approved for the treatment of Paget’s disease, a rare bone disorder.

Actonel® is the only osteoporosis treatment that reduces the risk of vertebral fracture and non-vertebral fractures in just six months (Roux & al.). Actonel® also provides fractures risk reduction at all key osteoporotic sites: vertebral, hip and non-vertebral studied as a composite endpoint (hip, wrist, humerus, clavicle, leg and pelvis) (Harris & al. — McClung & al.).

A recent retrospective cohort study (Silverman & al., Osteoporosis Int.) showed that during the first year of treatment, patients treated with Actonel® weekly decreased their risk of hip fracture by 46% at 6 months and by 43% at 12 months compared to patients treated with alendronate weekly. These data confirmed the early onset of action (as early as 6 months) of Actonel®.

Actonel® is in-licensed from Procter & Gamble Pharmaceuticals (P&G) and is co-marketed by sanofi-aventis and P&G through the “Alliance for Better Bone Health”. In Japan, Actonel® was previously marketed by sanofi-aventis under a license from Ajinomoto. As of October 2005, with the agreement of Ajinomoto, distribution of Actonel® in Japan was transferred to Eisai.

The top four markets for Actonel® are the United States, France, Canada and Spain (source : full year 2006 net sales, all available channels except Spain, retail only).

Other pharmaceutical products

In addition to the top 15 pharmaceutical products, sanofi-aventis’ global portfolio comprises a wide range of other pharmaceutical products, including prescription drugs and products sold over the counter (OTC). These products represent a significant part of our pharmaceutical activity (33.1% of 2006 worldwide pharmaceutical net sales). Depending on the country, these products can be strategic products for local markets. Where these products have important growth potential they generally receive targeted promotional investments; if the products’ potential is more limited, the approach will be to capitalize on current prescriptions. Due to their long presence on the market, many of these products have strong brand recognition and are known by healthcare professionals and patients as much for their effectiveness as for their safety.

Sanofi-aventis is active on the market for generic drugs through our brand Winthrop®, combining the promotion of our own molecules with an offensive strategy based on a portfolio of almost 300 generic molecules.

Main Vaccines products

Our subsidiary sanofi pasteur is a fully integrated vaccine business offering the broadest range of vaccines in the industry. In 2006 sanofi pasteur immunized over 500 million people against 20 serious diseases and generated net sales of €2,533 million. Sales were very favorably impacted by the strong growth in markets outside of North America and Europe and the continued growth of Adacel® and Menactra®, both launched recently in the United States. Sales growth was also due to strong global pediatric vaccine sales, the highly successful seasonal influenza vaccine campaigns and pre-pandemic influenza vaccine contracting activity with various governments.

Based on our estimates, sanofi pasteur is the world leader in the vaccine industry with a market share approximating 26% and holds a leading position in most countries. In the United States and Canada, which account for approximately 44% of the worldwide vaccines market, sanofi pasteur is the market leader with a market share approximating 35%.

In Europe, our vaccine products are marketed by Sanofi Pasteur MSD, a 50-50 joint venture between sanofi pasteur and Merck & Co, which serves 19 countries. With a 36% market share Sanofi Pasteur MSD is the market leader in Europe overall and in particular in France and the United Kingdom. In 2006, net sales of Sanofi Pasteur MSD, which are accounted for using the equity method, amounted to €724 million.

Sanofi pasteur has established a leading position in Latin America, has been expanding in Asia, particularly in China and India, and is very active in international publicly-funded markets such as UNICEF. We also have a significant activity in other developed, middle income and emerging markets throughout the world.

Pediatric combination and Poliomyelitis (polio) Vaccines

These vaccines vary in composition due to diverse immunization schedules throughout the world. This group of products — which protect against up to five diseases in a single injection—is anchored by acellular pertussis components. Daptacel®, a trivalent vaccine against pertussis, diphtheria and tetanus, was launched in the United States in 2002 and has become a strong sales contributor due to its synergy with immunization schedules. Act-HIB® for the prevention of Haemophilus influenzae type b infections is also an important growth driver within the pediatric product line. Pentacel®, which is a vaccine against five diseases (pertussis, diphtheria, tetanus, polio and Haemophilus influenzae type b), is approved in nine countries and has been the standard for preventive care in Canada since its launch in 1997; licensure is expected in the United States in 2007. Pediacel®, another acellular pertussis-based pentavalent vaccine, was launched in the United Kingdom in 2004 and licensed in the Netherlands and Portugal in 2005.

Sanofi pasteur is one of the world’s leading developers and manufacturers of polio vaccines, both oral (OPV) and enhanced injectable (eIPV). We expect the use of eIPV to increase given that the global eradication of polio is within reach, with only four countries in the world remaining polio-endemic. As a result, sanofi pasteur is expanding its production capacity to meet this growing demand. The worldwide polio eradication initiative of the World Health Organization (WHO) and UNICEF has positioned sanofi pasteur as a global preferred partner with both OPV and eIPV vaccines. In 2005, sanofi pasteur developed the first new polio vaccine in nearly 30 years for use in eradication, Oral Monovalent Polio Vaccine-type 1. This product is still being used as part of the WHO strategy to end polio transmission in endemic countries. In 2007, Pentaxim®, an acellular-based pentavalent vaccine containing eIPV, will be launched in Mexico. This will be the first Latin American country to use eIPV in their pediatric immunization schedule.

Influenza

Sanofi pasteur is the world leader in the production and marketing of influenza vaccines. Sales of the influenza vaccines Fluzone® and Vaxigrip®/Mutagrip® have more than tripled since 1995 and annual production was increased to more than 170 million doses in 2006 to better meet an increasing demand. We expect the global demand for influenza vaccines to continue to grow strongly within the next decade, due to an increased disease awareness and wider government immunization recommendations. Given the heightened awareness of a potential influenza pandemic amongst health authorities, medical professionals and the public at large, the demand for influenza vaccines has increased in general. In 2005, we initiated a $160 million investment in the United States for a new influenza vaccine manufacturing facility, which will double our production capacity there and help to meet the increased demand from both inside and outside the United States. An additional €160 million investment has also been approved for a formulation and filling facility in Val de Reuil, France, to boost filling capabilities, mainly for influenza vaccines.

In April 2005, sanofi pasteur and the U.S. Health and Human Services Department (HHS) entered into a five-year agreement to speed the development of a production process for new cell culture influenza vaccines in the United States and to design a U.S.-based cell-culture vaccine manufacturing facility.

In recent years, influenza vaccine demand has experienced strong growth in many other countries — including China, South Korea and Mexico. This trend is expected to continue over the coming years. Sanofi pasteur will remain focused on maintaining its leadership in the influenza market and in meeting the increased demand.

Adult and adolescent boosters

The incidence of pertussis (whooping cough) is on the rise globally, affecting children, adolescents and adults. Its resurgence, combined with an increased awareness of the dangers of vaccine-preventable diseases in general, has led to higher sales of this product group in recent years. Adacel®, the first trivalent adolescent and adult booster against diphtheria, tetanus and pertussis, was licensed and launched in the United States in 2005. Adacel® has been the standard of care in Canada since 2004, where most provinces provide routine adolescent immunization. This product will play an important role in efforts to better control pertussis, not only by preventing the disease in adolescents and adults but also by breaking the cycle of transmission to infants too young to be immunized or only partially vaccinated. In late 2006, a new production facility was licensed for the U.S. market, which will more than double the supply of Adacel® available for that market.

Meningitis

Sanofi pasteur is at the forefront of developing vaccines to prevent meningitis and introduced the first conjugate quadrivalent vaccine against meningococcal meningitis, arguably the deadliest form of meningitis in the world. In 2006, sales of Menactra® continued to grow in the United States following the implementation of the recommendations of the Advisory Committee on Immunization Practices (ACIP) for routine vaccination of pre-adolescents (11-12 years old), adolescents at high school entry (15 years old) and college freshmen living in dormitories. Menactra® is indicated for people aged 11-55 years in the United States. A licensure supplement has been filed with the FDA in the United States to lower the minimum age indication to two years of age in order to provide earlier protection against this devastating illness. Additional submissions are expected during the coming years in various parts of the world. Meningococcal meningitis vaccines are expected to contribute significantly to growth due to their anticipated future use in multiple segments of the population.

Travel, Endemic and Measles, Mumps, Rubella (MMR) Vaccines

Sanofi pasteur’s Travel/Endemic vaccines provide the widest range of traveler vaccines in the industry, and include hepatitis A, typhoid, rabies, yellow fever, Japanese encephalitis, cholera, MMR and anti-venoms. These vaccines are used in endemic settings to protect large populations in the developing world against severe infectious diseases and are the basis for important partnerships with governments and organizations such as UNICEF. These vaccines are also used by militaries and travelers to endemic areas. As the global market leader in most of these vaccines, sanofi pasteur’s Travel/Endemic activity has realized stable growth. Additionally, sanofi pasteur has several lifecycle and new vaccine projects in development, including vaccines for dengue fever and malaria. These diseases are major burdens of disease-endemic areas in Asia, South America and Africa, and are the leading causes of fever amongst travelers.

Pharmaceutical Research & Development

The objective of sanofi-aventis Scientific and Medical Affairs, our Research & Development (R&D) organization for pharmaceutical activities, is to discover, develop, register and launch worldwide highly innovative compounds answering major unmet medical needs.

Global and focused organizations: Discovery and Development

Discovery Research

In 2006, Discovery Research successfully pursued its efforts to enrich our portfolio with a pipeline of high quality, innovative drugs that should fulfill unmet medical needs or provide improved treatments for patients. In this respect 12 new molecules entered development:

•	SAR114646, an anti arrhythmic agent, for the treatment of atrial and ventricular arrhythmias;

•	SAR407899, a rho-kinase inhibitor for the treatment of hypertension;

•	SAR377142, an oral Factor Xa inhibitor for the prevention and treatment of arterial and venous thrombosis;

•	SAR110894, an H3 antagonist for the treatment of schizophrenia and attention deficit disorders (ADHD);

•	SAR115740, a TRPV1 antagonist, for the symptomatic treatment of chronic inflammatory and neuropathic pain;

•	SAR150640, a ß3 adrenoreceptor agonist, as a tocolytic agent for the acute treatment of pre-term labor following parenteral administration;

•	SAR479746, an oral IKKß inhibitor for the treatment of rheumatoid arthritis;

•	SAR398171, a CrTH2 antagonist for the treatment of asthma;

•	SAR116242-PA1103 a tioxane-quinoline based compound (trioxaquine) for the treatment of malaria;

•	SAR103168, a novel anti-tumor multikinase inhibitor for the treatment of acute myeloid leukemia;

•	SAR566658 (huDS6-DM4), a tubulin inhibitor, DM4, conjugated to a humanized anti-DS6 monoclonal antibody, for the treatment of solid tumors; and

•	SAR412988, a multiple angiokinase inhibitor, as an anti-angiogenic agent for the treatment of solid tumors.

Among these 2006 development entries, we consider that three products are “first-in-class” (SAR566658, SAR479746 and SAR116242).

We benefit from the excellence of our scientists in six major therapeutic areas: Thrombosis, Cardiovascular Diseases, Metabolic Disorders, Oncology, Central Nervous System Diseases (neurology and psychiatry) and Internal Medicine. Our research activities currently target 12 out of the 16 diseases/conditions identified as demonstrating pharmaceutical gaps according to the World Health Organization.

Furthermore, in 2006 we reinforced certain key areas of our research, notably:

•	Anti-infectives

In addition to the anti-malarial compound, SAR116242, entering development this year, we also started a research program against tuberculosis. As part of this latter activity a collaboration with the Centre National de Recherche Scientifique (CNRS, Toulouse, France) was initiated.

•	Biotherapeutics, particularly monoclonal antibodies

The payload monoclonal antibody SAR566658, which was developed for the treatment of certain forms of solid cancer and which entered development this year is a fruit of our efforts in biotherapeutics. The collaboration with Immunogen in the field of cancer has been extended until 2008. In addition, another collaboration with Innogenetics/Inserm has been set up in the domain of Alzheimer’s disease.

•	Phenotypic screening including use of siRNA / shRNA and small molecule target identification (Forward Chemical Genetic approach).

As part of our ongoing approaches on phenotypic screening, external collaborations with the Harvard Medical School and the Translational Genomics Research Institute (Tucson, U.S.) have continued as a means of reinforcing our efforts in these important approaches.

In terms of organization, we continued our efforts to streamline and render our Discovery operations as productive as possible. In this respect, new improved processes were established to:

•	identify the most pertinent and promising chemical matter arising from screening for further lead optimization;

•	provide clear-cut governance rules to cover the expansion of our activities in biotherapeutics; and

•	outsource chemistry for certain well-defined compound requests.

Furthermore, in order to help reduce overall development timelines, we have established appropriate interfaces with Development to ensure:

•	facilitation in the transfer of development candidates so as to help anticipate and streamline preclinical development timelines; and

•	optimization of support for large scale fermentations, for therapeutic proteins (e.g. insulin) and natural products.

Sanofi-aventis Discovery Research combines the skills of around 3,200 members in a coherent global organization in which each scientist contributes positively his/her multidisciplinary and cultural approach to our drug discovery efforts. Our aim is to continue to synergistically capitalize upon the unique skill-sets of our scientists so as to maintain the necessary high quality research that will fulfill the expectations of our patients who are in need of novel drugs to improve their quality of life.

Development

Sanofi-aventis Development relies on a strong matrix organization that leads and coordinates the efforts and expertise of representatives from all functions, and at all stages of development, from preclinical to marketing. The members of the Development team work together in synergy to register and deliver innovative new medicines to patients worldwide, while meeting critical strategic, technical and time-to-market requirements, and according to our high standards of quality and ethics. Each of our projects is designed to enhance the safe use of our compounds by patients and to give healthcare providers the most accurate prescribing information.

One major principle of our matrix organization is the continuity of development from the very beginning (when a molecule enters Development from Discovery) to the end of development (when the last potential indication is approved by regulatory authorities or when the project is terminated). A project is defined by one molecule, even if multiple indications are possible. When a molecule enters development, a “project team” is formed with representatives from all relevant functions (including pharmacologists, clinicians, chemists, toxicologists, regulatory affairs, marketing and many others) who will work together throughout the life of the molecule in development. Throughout development, our global organization aims at strategic and operational excellence.

In 2006, several hundred clinical trials were up and running for our projects under clinical development, including Life Cycle Management (LCM) projects, in more than 7,000 investigational sites worldwide.

As in previous years, most studies were managed through our in-house Clinical Research Units (CRU) network. Two additional CRUs were created in 2006.

The Indian CRU was created officially on April 1, 2006 and has already been involved in nine international studies. The creation of a unit entirely dedicated to the conduct of clinical trials is the foundation for a very significant participation of experts and investigators from this country in the near future.

The new CRU created in Japan in June 2006 incorporated the existing monitoring forces and will be increasingly involved in international studies as has already been the case for two studies.

The Chinese CRU created in 2005 has acquired the appropriate expertise to participate in international clinical programs. Consequently, more and more studies are proposed to this CRU and efforts are being made to reduce the long time-cycle for clinical trial approval by the Health Authorities.

A new business paradigm has been initiated for our clinical monitoring activities with a successful pilot experience in electronic data capture and the launch of project related activities using a new clinical data acquisition and management system. This should pave the way for the deployment of an ambitious plan for Remote Data Capture within the next two years.

In line with pharmaceutical industry commitments (Joint Position Statement issued by the pharmaceutical industry associations in January 2005), we have made public all new and ongoing clinical trials, other than exploratory trials, sponsored by sanofi-aventis R&D since July 2005. We had posted 363 protocol summaries on the publicly available registry website www.clinicaltrials.gov by the end of 2006 (these documents are not incorporated by reference in this annual report). Hundreds of potentially interested patients and practitioners have already taken advantage of this information, mostly in the United States, but also increasingly from other countries and continents.

Non-exploratory clinical trial results, whether positive or not, are also posted on the public site www.clinicalstudyresults.org within a year of the launch of the product as per our commitment (these documents are not incorporated by reference in this annual report).

Portfolio

The research and development process generally takes from 10 to 15 years from discovery to initial product launch and is conducted in various stages. During the “preclinical” stage, research scientists perform pharmacology and toxicology studies on various animal models. Before testing on humans, an application for the compound must be filed with and approved by the regulatory authorities. Trials in humans are performed in different clinical phases to demonstrate the safety and efficacy of a new compound:

•

Phase I. In clinical Phase I, studies are performed on healthy human subjects to obtain information concerning safety, preliminary dose-ranging, pharmacokinetics and preliminary interaction with other medications;

•

Phase IIa. In clinical Phase IIa, studies are performed to characterize the pharmacological activity of the range of doses determined in the Phase I studies and/or to assess preliminary therapeutic activity in patients;

•

Phase IIb. In clinical Phase IIb, the aim is to determine the risk/benefit ratio, i.e., to demonstrate the clinical activity and to determine the optimal dose in a larger and more varied population; and

•

Phase III. In clinical Phase III, we assess the clinical efficacy of the compound on a large population of patients (usually between 3,000 and 5,000). These studies involve control groups taking a reference compound or a placebo (a compound devoid of pharmacological activity identical in appearance to the study compound).

Together, Phases IIb and III typically take from three to five years to complete. Thereafter, an application containing all data for the proposed drug is sent to regulatory authorities for approval, which may take from an additional six months to two years or longer. There are two further types of clinical trials: one called Phase IIIb, where additional indications are sought for a marketed product; and one called Phase IV trials, which are generally carried out after product launch to continue to monitor the efficacy and safety of a new drug.

A rich, innovative and balanced R&D portfolio

The table below shows the composition of our R&D portfolio at the end of 2006:

	Preclinical	Phase I	Phase IIa	Phase IIb	Phase III	Launched/ LCM
Thrombosis	SSR 128428 SSR 128429 SAR 377142	AVE3247		otamixaban AVE5026 SR 123781	idraparinux biotinylated- Idraparinux	Plavix® Lovenox®
Cardiovascular	SAR 114646 SAR 407899	AVE0657 HMR1069 AVE1231 AVE3085 AVE9488	ataciguat	XRP0038 ilepatril celivarone SL 65.0472	dronedarone	Aprovel®
Metabolic Disorders	SAR 7226 SAR 351034	AVE0897	AVE0847 AVE8134	AVE0010 AVE1625 (1) AVE2268 AVE5530		Lantus® Apidra® Acomplia®
Oncology	SAR 3419 SSR 97225 SAR 103168 SSR 106462 SSR 250411 SAR 412988 SAR 566658	AVE1642 AVE8062 AVE9633 SSR 244738	Uvidem®		S-1 VEGF- TRAP alvocidib XRP6258 larotaxel xaliproden (1)	Eloxatine® Fasturtec® Taxotere®
Central Nervous System	SAR102779 SSR103800 SAR110894 SAR115740 SSR 126374 SSR 241586 SAR 501788 SAR 502250	AVE8112 AVE8488 AVE9897 (1) SSR101010 SSR125543 SSR 180575 SSR 180711 SSR 411298	AVE1625 (1)	paliroden volinanserin surinabant SSR149415	saredutant amibegron eplivanserin xaliproden teriflunomide dianicline	Stilnox® Depakine® Rilutek® Ambien CR™ Depakine Chronosphere™
Internal Medicine	AVE0675 DL6063 AVE8680 SAR 21609 SAR 97276 SAR 116242/PA1103 SAR 150640 SAR 398171 SAR 389644	AVE1701 XRP2868 AVE8923 SSR 126768 SAR 479746	AVE9897 (1) SSR150106 pleconaril SSR240600 SSR240612	icatibant ferroquine nolpitantium Alvesco® comb	Alvesco® (2) satavaptan	Xatral® Ketek® Actonel® Allegra® Arava® Flisint® Sculptra®

(1)	Compounds appearing in more than one therapeutic area; each indication is considered as a separate project.
(2)	NDAs have been submitted for these products

Sanofi-aventis Pharmaceutical Scientific and Medical Affairs are undertaking the development of 101 compounds, in six therapeutic areas (these figures do not include the vaccines portfolio, please refer to specific section). We believe this is one of the most innovative and most promising R&D portfolios in the pharmaceutical industry. The portfolio is well balanced throughout all our therapeutic areas and particularly strong in oncology and in the CNS therapeutic area, where the needs for better drugs to treat neurodegenerative diseases, dementia and psychosis are still considerable. With 55 compounds in early development (preclinical and Phase I), and 46 in Phase II and Phase III, our pharmaceutical portfolio is also well balanced in terms of phase distribution, with a significant reservoir of compounds in the early phases. While the number of molecules in the portfolio is relatively stable as compared to 2005, it should be noted that the number of projects in late clinical development (Phase IIb and III) has increased by 25% as compared to last year.

Sanofi-aventis Scientific and Medical Affairs achievements in 2006

The dynamic profile of the sanofi-aventis portfolio is illustrated by the R&D achievements and project highlights in 2006.

In 2006, 12 new compounds entered preclinical development (see “Discovery Research”). Furthermore, sanofi-aventis and Taiho signed an agreement in July 2006 for the development and marketing of S-1, an oral anticancer agent. S-1 is an oral pyrimidine fluoride-derived agent in which a prodrug of 5-fluorouracil (5-FU), Tegafur®, is combined with two inhibitors of enzymes to increase the amount of circulating 5-FU with less gastrointestinal toxicity. S-1 is marketed in Japan for the treatment of gastric, colorectal, head and neck, non small cell lung, metastatic breast and pancreatic cancers. S-1 is currently in Phase III clinical development for gastric cancer in the United States and Europe.

DL6063, a topical combination of clindamycin analogs and benzoyl peroxide entered development in 2006 and is being developed for acne vulgaris.

In 2006, 11 compounds entered Phase I, while seven projects entered Phase IIb and ten Phase III/IIIb programs were initiated. For Japan, 2006 was a productive year, with the initiation of five Phase I and two Phase III/IIIb development programs.

Several sNDAs were submitted in 2006 in the U.S. and in Europe for major products like Actonel®, Allegra®, Apidra®, Aprovel®, Eloxatine®, Lantus®, Taxotere® and Plavix®. In the United States, further to the submission of a pediatric dossier for zolpidem in September 2006, a six-month pediatric exclusivity was granted to the product by the FDA in November 2006.

In Japan, the Lovenox® dossier was submitted for a deep vein thrombosis (DVT) indication in March 2006, a sJNDA was submitted for Lantus® (SoloSTAR®, a new device) and the Plavix® (clopidogrel) dossier for an acute coronary syndrome indication was submitted in December 2006.

With respect to regulatory approvals obtained in 2006, Acomplia® (rimonabant) was approved in Europe and subsequently launched in several European countries that same year (see “— Principal Pharmaceutical Products — Metabolic Disorders — Acomplia®”).

Several sNDAs were granted in the United States and Europe to major products like Taxotere®, Eloxatine®, Allegra®, Actonel®, Plavix® or Lantus®. SoloSTAR®, an intuitively easy-to-use, state of the art disposable insulin pen, was approved for use with Lantus® and Apidra® in the European Union and is under review in the United States.

In Japan, Plavix® (clopidogrel) was approved for stroke in early 2006, and a pediatric formulation of Allegra® (fexofenadine) was approved in October. A new formulation of Lantus® (insulin glargine) was also approved in this country in 2006. Finally, Ancaron® (amiodarone IV) was approved in Japan on January 26, 2007 for the treatment of severe ventricular arrhythmias.

Project highlights

Life Cycle Management (LCM) development programs for our top 15 pharmaceutical products are described above in “— Principal Pharmaceutical Products”.

Thrombosis

Five compounds are currently in later-stage development in thrombosis:

•

Idraparinux sodium (SR34006, long acting pentasaccharide, indirect factor Xa inhibitor, thrombo-embolic events; Phase III). Idraparinux sodium is a synthetic pentasaccharide evaluated in the long-term treatment of thrombo-embolic events in patients suffering from deep-vein thrombosis (DVT) or pulmonary embolism (PE) (the VAN GOGH Phase III program) and in the prevention of thrombo-embolic events associated with atrial fibrillation (AMADEUS study). VAN GOGH program results show that idraparinux is as efficient as Vit K antagonists (VKA) to prevent VTE in DVT patients while non-inferiority in respect to efficacy was not demonstrated in the PE population. A favorable safety profile was observed in both populations (less or equivalent bleeding). The AMADEUS study is now completed;

•

Biotinylated idraparinux (SSR126517, neutralizable long acting pentasaccharide, indirect factor Xa inhibitor, thrombo-embolic events; Phase III). SSR126517 is a long-acting synthetic pentasaccharide, with the same structure and the same pharmacological activity as idraparinux sodium. However, the addition of a biotin hook to the pentasaccharide structure allows quick and efficient neutralization following the infusion of avidin. This unique profile potentially provides SSR126517 with a competitive advantage over current oral anticoagulants. The clinical development program was designed to bridge clinical results obtained with idraparinux. A bioequipotency study in patients with DVT (EQUINOX) as well as a safety and efficacy study in patients with PE (CASSIOPEA) were initiated in 2006. A Phase III trial to demonstrate the efficacy of biotinylated idraparinux in the prevention of stroke in atrial fibrillation patients is scheduled to start in the second half of 2007;

•

SR123781 (short acting hexadecasaccharide, indirect factor Xa/IIa inhibitor, acute coronary syndrome, prevention of VTE; Phase IIb). SR123781 includes two functional domains (an antithrombin binding domain, and a thrombin binding domain), responsible for its dual anticoagulant activity via indirect inhibition of coagulation factors Xa and IIa. SR123781 is currently being studied in Phase IIb in patients with non-ST elevated acute coronary syndrome (SHINE study) and in patients undergoing total hip replacement (DRIVE study). Results of both studies are expected in the second half of 2007;

•

AVE5026 (indirect factor Xa/IIa inhibitor, prevention of VTE; Phase IIb). AVE5026 is an ultra low molecular weight heparin with a high ratio of anti-factor Xa activity to anti-factor IIa activity, as compared to low-molecular-weight heparins (LMWHs). This once-a-day anti-thrombotic agent is being developed primarily in the prevention of venous thrombo-embolic events in cancer patients. Phase IIb results are expected in the second half of 2007;

•

Otamixaban (XRP0673, direct factor Xa inhibitor, acute coronary syndrome; Phase IIb). Otamixaban is an injectable, direct inhibitor of coagulation factor Xa. It is a synthetic small molecule. Preclinical studies demonstrated high selectivity for factor Xa. Otamixaban effectively inhibits thrombin generation without interfering with existing thrombin activity. It has predictable pharmacokinetic and pharmacodynamic properties with low variability. Otamixaban exhibits a fast on- and off-set of action. SEPIA-PCI, a Phase IIa study in patients undergoing elective PCI, showed a good safety profile with predictable and dose-proportional anticoagulant activity. SEPIA-ACS, a Phase IIb study in acute coronary syndrome, is currently being initiated.

Cardiovascular

Certain of our principal compounds in the field of cardiovascular medicine currently in Phase II or Phase III clinical trials are described below.

•

Multaq® (dronedarone, SR33589, atrial fibrillation; Phase III). A non-approvable letter was issued in August 2006 by the FDA. Sanofi-aventis decided to withdraw the European application in September 2006. We are presently working to address the questions raised by the regulatory authorities. In this respect, the ongoing ATHENA study is expected to play a major role. ATHENA compares the incidence of cardiovascular hospitalization and death in patients with atrial fibrillation or flutter treated by dronedarone or placebo. Recruitment into this 4,600-patient study has been completed and is being followed by a 1-year follow-up phase. First results are therefore expected in 2008. Depending on the outcome of the study, it is the company’s intention to submit new marketing authorization applications in 2008.

•

Celivarone (SSR149744, anti-arrhythmic; Phase IIb). The 673-patient MAIA study, investigating several doses of celivarone in the maintenance of sinus rhythm in patients with atrial fibrillation, has recently been clinically completed and demonstrated a trend towards reduction in recurrences of atrial fibrillation events at a dose of 50mg/day vs. placebo. It also demonstrated a good safety profile at all tested doses (i.e. 50 to 300 mg/day) and an absence of a dose-effect relationship. A new study is under preparation to evaluate lower doses.

•

XRP0038 (NV1FGF, non-viral fibroblast growth factor 1, peripheral arterial disease; Phase IIb). XRP0038 is an injectable non-viral DNA plasmid and gene therapy-based approach for the promotion of angiogenesis in patients with peripheral arterial disease. The encouraging results of a Phase IIb study in patients with critical limb ischemia were recently presented at the annual meeting of the American College of Cardiology in Atlanta, Georgia, U.S.A. In this study, a statistically significant prolongation in time to amputation was observed in the XRP0038-treated arm compared to placebo. We expect XRP0038 to enter Phase III of development in the second quarter of 2007.

•

Ilepatril (AVE7688, ACE/NEP inhibitor, hypertension, diabetic nephropathy; Phase IIb). Ilepatril is an oral vasopeptidase inhibitor with potent antihypertensive properties. The efficacy and safety of AVE7688 in hypertension are being investigated and compared to losartan in the ongoing 1,700-patient RAVEL-1 Phase IIb study.

•

SL65.0472 (5-HT1b/5-HT2a antagonist, peripheral artery disease; Phase IIb). In 2006, the MASCOT study was started to compare the efficacy and safety of SL65.0472 on top of clopidogrel treatment versus cilostazol in patients with intermittent claudication Fontaine stage II. The study is presently recruiting patients.

Metabolic Disorders

Our main compounds currently in clinical development Phase II or III for metabolic disorders are described below.

•

AVE1625 (CB1 antagonist, obesity and related lipid disorders; Phase IIb). AVE1625 is an oral selective and potent antagonist of cannabinoid receptors having the same mechanism of action as rimonabant. It is currently developed in obesity and its associated comorbidities, for which Phase IIb studies are ongoing. AVE1625 is also being developed in CNS indications (see “— Central Nervous System”, below).

•

AVE0010 (GLP-1 agonist, type 2 diabetes mellitus; Phase IIb). AVE0010, an injectable GLP-1 agonist, is completing Phase IIb in patients with type 2 diabetes mellitus. Compounds that lead to increased circulating levels of GLP-1 have the potential to not only lower blood sugar but also rejuvenate the insulin-producing beta cells. AVE0010 was licensed in from Zealand Pharma.

•

AVE2268 (SGLT-2 inhibitor, type 2 diabetes mellitus; Phase IIb). AVE2268, a sodium glucose linked transporter 2 (SGLT-2), is an oral medication which lowers blood sugar by increasing glucose excretion via the kidneys. AVE2268 has demonstrated proof of concept in a Phase I study and Phase IIb trial in patients with type 2 diabetes mellitus has been started.

•

Apidra® (insulin glulisine, type 1 and type 2 diabetes mellitus; Japan and pediatrics developments). Apidra®, our rapid-acting insulin marketed in the United States and in Europe, completed Phase III trials in Japan, in line with the submission planned in 2007 in this country. Also, a Phase III pediatric program to support a planned 2007 submission (US/EU) for the treatment of pediatric diabetic patients was completed.

•

AVE5530 (Cholesterol absorption inhibitor, hypercholesterolemia; Phase IIb). AVE5530 was shown to inhibit cholesterol uptake and decrease LDL-C (Low Density Lipoproteins-Cholesterol) in relevant animal models. Clinically safe and well tolerated up to a dose of 100mg, it is currently in Phase IIb.

Oncology

The sanofi-aventis oncology portfolio represents a broad spectrum of novel agents with a variety of mechanisms of action for treating cancer and/or cancer side-effects, including cytotoxic agents, anti-mitotic agents, anti-angiogenic agents, anti-vascular agents, monoclonal antibodies, and cancer vaccines as well as supportive care therapies. Our principal compounds in the field of oncology currently in clinical trials are described below.

•

S-1 (oral fluoropyrimidine, gastric and colorectal cancers; Phase III). S-1 is a novel oral fluoropyrimidine licensed from Taiho, Japan, in July 2006. S-1 is a combination product that contains Tegafur® as an oral pro-drug of 5-FU, CDHP (5-chloro-2,4-dihydroxypyridine) as an oral dihydropyrimidine dehydrogenase (DPD) inhibitor to decrease 5-FU metabolism, and potassium oxonate as an oral agent to reduce gastrointestinal toxicity of tegafur. S-1 is approved in several indications in Japan. In collaboration with Taiho, sanofi-aventis is conducting a registration seeking Phase III study, the FLAGS study, in first line advanced gastric cancer. Recruitment in this 1,050-patient study is expected to be completed in the second quarter of 2007. Sanofi-aventis is also evaluating further the therapeutic potential of S-1 in colorectal cancer and other 5-FU sensitive tumors. S-1 has the potential to become the reference oral fluoropyrimidine.

•

Xaliproden (SR57746, neurotrophic, chemotherapy induced neuropathy; Phase III). Xaliproden is an orally active neurotrophic agent which is currently being studied in Phase III trials for the treatment of chemotherapy-induced neuropathy.

•

Larotaxel (XRP9881, taxoid, breast cancer, pancreas cancer failing gemcitabine; Phase III). XRP9881 is a taxane derivative that has been designed to overcome resistance to existing taxanes, docetaxel and paclitaxel. Larotaxel in monotherapy has proved to be active in metastatic breast cancer progressing after anthracycline/taxane therapy (Phase II study). In a subsequent Phase III study in the same population, activity and good tolerance of larotaxel was confirmed although it did not reach superiority versus capecitabine. A Phase III has been initiated in pancreas cancer patients failing gemcitabine therapy, and a program in combination with other anticancer agents in metastatic breast cancer is ongoing.

•

XRP6258 (taxoid, breast cancer, prostate cancer; Phase III). XRP6258 is a new taxane derivative that shares similarities with larotaxel. XRP6258 has demonstrated to be active on metastatic breast tumors progressing after taxane therapy (Phase II). A Phase III study in hormone resistant prostate cancer after failure of Taxotere® has been initiated.

•

Alvocidib (flavopiridol, HMR1275, cyclin-dependent kinase inhibitor, chronic lymphocytic leukaemia (CLL); Phase III). Alvocidib is being developed in collaboration with Ohio State University and the U.S. National Cancer Institute. A pivotal clinical Phase II/III program to support accelerated/conditional approval in refractory CLL patients is under initiation in Europe and the United States. Additional studies will be exploring the potential benefit of alvocidib in various other hematological malignancies.

•

VEGF Trap (AVE005, anti-angiogenesis agent; solid tumors; Phase III). VEGF (vascular Endothelial Growth Factor) Trap is being developed under an alliance with Regeneron. VEGF Trap is a novel anti-angiogenesis agent that acts as a decoy receptor or “Trap” for circulating VEGF. Five Phase III studies in combination with chemotherapy in patients with several solid tumors are scheduled to start in 2007. The first potential regulatory submission is planned in 2008.

•	Tirapazamine (SR259075, head and neck cancer; terminated). The development of tirapazamine as a hypoxic anti-cancer agent was terminated based on lack of efficacy.

•	CEP-7055 (anti-angiogenesis agent, with Cephalon: terminated). The development of CEP-7055 was jointly terminated with Cephalon due to lack of activity.

•	SR31747 (peripheral sigma ligand, prostate cancer; terminated). The development of SR31747 was terminated due to lack of efficacy.

Central Nervous System

Certain of our principal compounds in the Central Nervous System field currently in Phase II or III clinical trials are described below.

•

Teriflunomide (HMR1726, immunomodulator, multiple sclerosis; Phase III). Teriflunomide is an orally active dihydroorotate dehydrogenase inhibitor. An international Phase III development program is ongoing in multiple sclerosis.

•

Xaliproden (SR57746, neurotrophic, Alzheimer’s disease; Phase III). Xaliproden is a non-peptide compound that activates the synthesis of endogenous neurotrophins. Xaliproden is also being developed for chemotherapy-induced neuropathy (see “— Oncology” below). Two Phase III studies in Alzheimer’s disease are ongoing and will involve a total of 2,800 patients with Alzheimer’s disease. Very reassuring long-term safety and tolerability data have already been obtained from patients in several indications (amyotrophic lateral sclerosis, neuropathy, Alzheimer’s disease). A unique mechanism of action with a triple action on neurons (neuroprotection, repair, neurogenesis) gives this compound a potentially promising place in the treatment of dementias.

•

Paliroden (SR57667, neurotrophic, Alzheimer’s disease, Parkinson’s disease; Phase IIb). SR57667, like xaliproden, is a non-peptide compound that activates the synthesis of endogenous neurotrophins. One Phase II study is ongoing in Alzheimer’s disease. Two Phase II studies are ongoing in Parkinson’s disease.

•

Amibegron (SR58611, beta-3 agonist, depression, anxiety; Phase III). Amibegron is the first selective beta-3 adrenergic receptor agonist developed in Major Depressive Disorders (MDD). Amibegron stimulates neuronal activity in a specific region of the prefrontal cortex where an abnormally decreased activity has been observed in patients with depressive mood disorders. Amibegron has already shown clinical activity in Phase II and III trials and has the potential to give rise to a new class of anti-depressants. The company is currently conducting six Phase III trials in MDD as well as five trials in General Anxiety Disorders (GAD). The total number of patients enrolled exceeds 4,500. Initial results will become available in the second half of 2007.

•

Saredutant (SR48968, NK2 antagonist, depression, anxiety; Phase III). Saredutant is a non-peptide selective antagonist of the human brain NK2 receptors developed for the treatment of MDD and GAD. Four Phase III studies (two studies statistically significant, two studies not statistically significant versus placebo) evaluating saredudant in the treatment of MDD demonstrated a statistically significant overall efficacy versus placebo on depressive symptoms. Saredudant was very well tolerated in these studies. In addition, results of four other Phase III studies are expected in 2007/2008.

•

SSR149415 (V1B antagonist, depression, anxiety; Phase IIb) SSR149415 is an antagonist of the vasopressin type 1b (V1b) receptor which is being developed for depression and anxiety. A Phase II program in these two indications started in 2006.

•

Dianicline (SSR591813, nicotinic partial agonist, smoking cessation; Phase III). Dianicline is being developed for smoking cessation. Following Phase IIb results obtained in 2005, a world-wide Phase III program started mid 2006.

•	Surinabant (SR147778, CB-1 receptor antagonist, smoking cessation; Phase IIb). Surinabant has now entered Phase IIb for smoking cessation.

•

Eplivanserin (SR46349, 5HT2A antagonist; Phase III). This drug is being developed for the treatment of insomnia characterized by difficulties maintaining sleep (or sleep maintenance insomnia). A worldwide Phase III program started in November 2005 in patients with chronic primary insomnia to support submission, which is planned in 2008. More than a thousand patients have already been included in this large program.

•

Volinanserin (M100907, 5HT2A antagonist; Phase IIb). This second 5HT2A antagonist is being developed for the treatment of sleep maintenance insomnia. The Phase IIb program is now completed and a worldwide Phase III is planned to start in early 2007.

•

AVE1625 (CB1 antagonist, Alzheimer’s disease, schizophrenia; Phase IIb). AVE1625 is an oral selective and potent antagonist of cannabinoid receptors. AVE1625 is being developed for the symptomatic treatment of Alzheimer disease, with Phase II studies currently ongoing in this indication. Phase II for cognitive impairment in schizophrenia will be initiated in early 2007. AVE1625 is also developed for obesity and cardiometabolic indications (see “— Metabolic Disorders” above).

Internal Medicine

Certain of our principal compounds in the field of Internal Medicine currently in late Phase clinical trials are described below.

•

Alvesco® (XRP1526, ciclesonide, inhaled steroid, asthma; submitted). Alvesco® is a metered dose inhaler developed jointly with ALTANA Pharma AG, a Nycomed Company. Sanofi-aventis has completed clinical studies to respond to the FDA’s questions from review of the Alvesco® NDA, and a response to the approvable letter is planned for submission in the second quarter of 2007. Also, Phase IIb studies were completed in 2006 with AVE2635, a dry-powder inhaler combination of ciclesonide and formoterol, and the data is being evaluated.

•

Satavaptan (SR121463, vasopressin V2 receptor antagonist, hyponatremia, cirrhotic ascites; Phase III). Satavaptan is an oral long-acting vasopressin V2-receptor antagonist, being developed for the treatment of dilutional hyponatremia (DH) and cirrhotic ascites. For DH, the Phase III program, including the DILIPO study was completed. Moreover, the successful long-term treatment of DH in patients with the Syndrome of Inappropriate ADH secretion (SIADH) was completed and published (Clin J Am Soc Nephrol). In the cirrhotic ascites indication, based on positive results of Phase II studies, which demonstrated a reduction in the number of paracentesis in recurrent ascites, a Phase III program was started.

•

Icatibant (HOE140, bradykinin B2 antagonist, osteoarthritis pain; Phase IIb). Icatabant is a potent and specific peptide antagonist of the bradykinin B2 receptor. Icatibant administered via intra-articular injection demonstrated effective, quick and sustained pain relief for osteoarthritis of the knee in a Phase II trial. A Phase IIb study is ongoing and results are expected in the second quarter of 2007.

•

Ferroquine (SSR97193, anti-malarial; Phase IIb). A Phase IIb trial started in September 2006 to evaluate the efficacy and safety of the compound in association with another anti-malarial drug (artesunate) in patients with Plasmodium falciparum uncomplicated malaria.

Targeted Partnerships to Support the Development of Innovative Products

Through partnerships and alliances established with biotechnology firms and other pharmaceutical groups, sanofi-aventis is able to access new technology and to extend or strengthen existing areas of research.

Discovery Research

Two types of partnerships are employed to enhance Discovery Research:

•	Technological partnerships giving sanofi-aventis teams access to new technology and extending their research and skills areas. Following are examples of such partnerships:

-	Elan (Dublin, Ireland): license for NanoCrystal® formulation technology, which can enable formulation and improve compound activity and final product characteristics.

-	Libragen (Toulouse, France): partnership covering the use of Libragen’s know-how in microbial diversity, which will expand the sources for new molecules.

-	Ingenuity (Redwood City, California, U.S.): software application that enables researchers to model, analyze and understand the complex biological systems at the core of life science research.

-	Critical Path Institute (Tucson, Arizona, U.S.): sanofi-aventis is a member of the Predictive Safety Testing Consortium (PSTC), which aims at identifying and developing methods for testing drug safety

•	Partnerships on innovative products, to maximize opportunities of exploring new leads in our therapeutic areas of excellence:

-	Millennium (Cambridge, Massachusetts, U.S.): validating novel biological targets in the field of inflammation and taking high value-added compounds rapidly forward to the development phase.

-	Immunogen (Cambridge, Massachusetts, U.S.): identifying and developing “naked” antibodies or immuno-conjugates (monoclonal antibodies associated with an anti-cancer agent) in oncology. On the technology side, sanofi-aventis has licensed rights to Immunogen’s proprietary resurfacing technology to humanize antibodies, and has entered into an option agreement for an expanded access to the Tumor-Activated Prodrug (TAP) technology.

-	Coley (Wellesley, Massachusetts, U.S.): global license and collaboration agreement on research into CpG (Cytosine phospodiester Guanine) oligonucleotides, which act as immunomodulators, for the treatment of certain respiratory disorders.

-	Mitsubishi Pharmaceutical Corp. (Tokyo, Japan): identifying and developing new protective agents for the treatment of neurodegenerative diseases.

-	Genfit (Lille, France): profiling and studying the mechanism of action of PPAR-family related drugs.

-	INSERM/Innogenetics (through affiliate INSERM Transfert, Paris, France and Gent, Belgium): collaboration that will make it possible to study the role of specific forms of the key Alzheimer protein amyloid beta, and to discover new therapeutic avenues for Alzheimer’s disease.

As part of the “Impact Malaria” program, three cooperative programs were continued in 2006. Ferroquine, co-developed with the Université Scientifique et Technique de Lille (France), is currently in Phase I of clinical development.

Sanofi-aventis is engaged in numerous partnerships with academic institutions: such as our research collaborations with INSERM and CNRS in France, with Frankfurt University in Germany, and with Harvard Medical School in the United States.

License and development agreements

•

Cephalon (Frazer, Pennsylvania, U.S.): discovery and development of innovative small compounds able to inhibit tyrosine kinase pathways by blocking VEGF (Vascular Endothelial Growth Factor) receptors and thus inhibiting angiogenesis. Angiogenesis, or the development of capillary blood vessels, is a crucial mechanism in tumor development. CEP11981, a VEGF receptor inhibitor, is in preclinical research.

•

Regeneron Pharmaceuticals Inc. (Tarrytown, New York, U.S.): joint development of a recombinant fusion protein, the VEGF Trap (AVE005), that produces soluble decoy-receptors which bind to VEGF (Vascular Endothelial Growth Factor), stopping it from stimulating the natural VEGF receptor and thus preventing angiogenesis. The VEGF Trap has now entered Phase III of clinical development.

•

IDM Pharma Inc (Irvine, California, U.S.): cooperation agreement on the development and marketing of immunological treatments for cancer. The purpose of the agreement is to develop autologous cell vaccines, using cellular therapy technology based on monocyte maturation using Interleukin-13. A therapeutic vaccine, Uvidem®, developed under the agreement, is currently in Phase II trials for the treatment of melanoma.

•	Taiho Pharmaceutical (Tokyo, Japan): agreement for the development and marketing of S-1, a new oral pyrimidine fluoride-derived anticancer agent.

•	Zealand: AVE0010 is a glucagon-like peptide 1, or “GLP-1”, receptor agonist, intended to treat type 2 diabetes.

•	Ajinomoto: AVE8062 is an antivascular agent for the treatment of solid tumors, currently in Phase I clinical trials.

For other products developed under other research agreements with various pharmaceutical companies, such as Alvesco® (ALTANA Pharma AG, a Nycomed company) and Actonel® (P&G) see “— Project Highlights /Internal medicine” for Alvesco® and “— Pharmaceutical Activity/Internal Medecine” for Actonel®.

Vaccines Research and Development

Our human vaccine R&D remains focused on the development of new prophylactic vaccines as well as on a particular area of research aimed at the development of novel therapeutic cancer vaccines.

Sanofi pasteur R&D Pipeline

The table below shows the composition of our Research & Development portfolio. With 24 vaccines in development, including 12 in Phases II and III, the sanofi pasteur R&D portfolio is both rich and balanced. 2006 was an unprecedented year by the number of positive movements in the portfolio. Four products entered the clinical phase and eight products are now in Phase III.

Preclinical	Phase I	Phase IIa	Phase IIb	Phase III	Launched/ LCM

Pneumo

Meningitis &

pneumonia in infants

Chlamydia trachomatis

Urogenital infections

Rabies

Improved

formulation

Yellow Fever

Improved

formulation

Melanoma

Tumor antigen

administered

through viral vector

Treatment of

stage III & IV

Colorectal

Tumor antigen

administered

through viral vector

Treatment of

stage III & IV

Malaria

Prevention of

P.falciparum Malaria

Meninge

A,C,Y,W Infant

Meningitis in infants

Pneumo

Meningitis &

pneumonia in infants

Meninge B

Meningitis B in

infants

Flu (1) Cell

Influenza (new

production method)

Flu (1) Pandemia

H7N1 Cell culture

		Dengue Mild-to-severe dengue fever CMV Prevention of congenital infection	DTP-HepB- Polio-Hib (1) Flu (1) Pandemia H5N1 & other types of Experimental vaccines

DTP-HepB-

Polio-Hib (1)

DTP-HepB-Hib (1)

Pediacel® (EU) D,T,P, Polio, Hib (1)

Menactra®

toddler

1-2 Years

Flu (1) Micro-injection

New Delivery

Flu (1) Infants

Influenza in 6 weeks to 6 months of age

Flu (1)

New Formulation

HIV (Thailand)

Prevention of

infection Proof of Concept (3)

Menactra® Meninge A,C,Y,W Meningitis in 2 to 55 Years (Canada) Menactra® (2) Meningitis in 2-10 Years (U.S.) Pentacel® (2) D,T,P, Polio, Hib (1) (U.S.)

(1)	D=Diphtheria, T=Tetanus, Hib=Haemophilus influenzae b, HepB=Hepatitis B, P=Pertussis, Flu=Influenza.
(2)	License application has been submitted, product has not been launched.
(3)	Considered a Phase III based on the fact that is a community-based trial of 16,000 volunteers. Proof of concept (POC) in Phase IIb trials is usually more restricted in number and involves target population with high incidence of infection. However, in this instance, the trial was also deemed POC because it was the first assessment of efficacy of such a prime/boost regime, lack of knowledge of immune correlates and lack of appreciation of surrogate end points such as viral load effects.

Project highlights

Influenza

To sustain our global leadership in the development of influenza vaccine, our R&D efforts are focused on innovative approaches for assessing new formulations and alternate delivery systems as well as diversifying our flu manufacturing technologies for increased vaccine efficacy, acceptance or both. We remain at the forefront of pandemic preparedness activities.

A new delivery program based on the administration of flu vaccines using a novel microinjection system — micro-needles deliver vaccine to the dermal layer of the skin — has been developed in partnership with Becton Dickinson (Becton, Dickinson and Company, a medical technology company located in Franklin Lakes, New Jersey, U.S.). Proof of concept has been demonstrated for this delivery system and Phase III clinical trials were initiated in 2006.

A new formulation has been developed with the aim of improving vaccine effectiveness in the elderly population. This project is currently in Phase III. This project rationale is based on the fact that the elderly experience a progressive reduction in their immune system with increasing age, as well as reduced antibody responses to inactivated virus vaccines.

As part of our initiative to diversify flu vaccine manufacturing technologies beyond the classic egg-based process, a new cell culture technology (PER.C6®) has been developed under contract with the U.S. Government (under the supervision of the Department of Health and Human Services) and in partnership with Crucell (Crucell N.V., a biotechnology company located in Leiden, the Netherlands). This initiative is aimed at both inter-pandemic and pandemic vaccines. A Phase I study with a seasonal influenza vaccine produced using the PER.C6® cell culture technology was initiated in healthy adults and in the elderly in 2006. The ability to produce the PER.C6® cell culture technology vaccine on a commercial scale has been demonstrated. In addition, the PER.C6® cell based technology was recently used to produce the first clinical batch of a new generation of H7N1 prototype pandemic candidate vaccine which is currently being assessed in a Phase I study. This project is part of FLUPAN, a European Commission project focused on improving preparation for an influenza pandemic.

Pandemic Preparedness — sanofi pasteur remains at the forefront of pandemic preparedness. Concerted efforts for pandemic preparedness continue in Europe and the United States. In the United States, activities are primarily conducted under Government contracts. These activities include year-round egg supply, clinical batch formulation and building H5N1 vaccine reserves. On February 27, 2007 the Vaccines and Related Biological Products Advisory Committee (VRBPAC) of the FDA voted to recommend licensure of 90mcg H5N1 vaccine. The first generation candidate H5N1 vaccine was developed in collaboration with the U.S. Department of Health and Human Services as a first step towards efforts that will enable the government to stockpile vaccine for use during the early stage of a pandemic. In Europe, activities are focused on clinical batch production including H5N1 and H7N1, clinical studies and core dossier submission for registration with the EMEA.

Recent clinical data confirm the need to pursue the pandemic preparedness strategy. Both aluminum hydroxide adjuvanted and non-adjuvanted H5N1 formulations were well tolerated and immunogenic in healthy adult volunteers. Moreover, the H5N1 pre-pandemic vaccine demonstrated the potential to induce protection against additional H5N1 circulating virus not included in the original vaccine formulation. A booster study and a Phase II clinical trial have been initiated with the aluminum hydroxide adjuvanted and non-adjuvanted H5N1 prototype pandemic vaccines. Alternate dose sparing strategies are also being pursued.

Pediatric & Adolescent/Adult Booster Combination Vaccines

A number of pediatric vaccines are in development. Tailored for specific markets, they are aimed at protecting against five or all six of the following diseases: diphtheria, tetanus, pertussis, poliomyelitis (polio), Haemophilus influenzae type b infections and hepatitis B.

•

Pentacel® — a pentavalent pediatric for the U.S. market was filed with the FDA in 2005 with licensure expected in 2007. On January 25, 2007, the Vaccines and Related Biological Products Advisory Committee (VRBPAC) to the FDA voted unanimously that Pentacel® is both safe and efficacious. If approved, Pentacel® would be the first pediatric combination vaccine in the United States to immunize against diphtheria, tetanus, pertussis, polio, and Haemophilus influenzae type b.

•

Pediacel® — another pentavalent pediatric vaccine protecting against diphtheria, tetanus, pertussis, hepatitis B, polio and Haemophilus influenzae type b disease for the European markets, was licensed in the Netherlands and Portugal in 2005, after being licensed in the United Kingdom in 2004. Clinical trials to support licensure in the rest of Europe began in 2006 and will proceed via the Mutual Recognition Process (MRP).

•

Two hexavalent pediatric vaccines protecting against diphtheria, tetanus, pertussis, hepatitis B, polio and Haemophilus influenzae type b disease are in development. Multiple Phase III trials were initiated in 2006.

•

Adacel® — a trivalent vaccine protecting adolescents and adults against diphtheria, tetanus, and pertussis is currently marketed in Canada, Germany and the United States. In 2006, efforts were focused on extending its indications — primarily the pre-school booster indication — in countries where the product is already marketed, and to gain new licenses. To this end, Adacel® was licensed in Australia and granted extended usage indications in Canada.

Meningitis Program

Neisseria meningitidis has been a leading cause of meningitis in the United States, Europe and elsewhere, striking the very young as well as adolescents. Five serogroups contribute to the vast majority of the incidences of the disease worldwide: A, C, W-135, Y and B. A polysaccharide vaccine comprised of serogroups A, C, W-135 and Y, Menomune®, has been a valuable product for many years. In 2005, a conjugate-based vaccine, Menactra®, was licensed in the United States for indications against invasive meningococcal diseases in patients aged 11-55 years. As a conjugate vaccine, Menactra® is expected to provide a longer immunity than the polysaccharide vaccine. The primary focus of several ongoing projects related to Menactra® is to decrease the age at which one can first receive this vaccine. As part of this objective, Menactra® was licensed in Canada for ages 2-55 years in 2006 and a supplement to the U.S. Menactra® license lowering the indication to two years of age and effectively increasing the age range to 2-55 years is expected to be approved by the FDA in 2007. Additional international filings will occur subsequently.

•

Menactra® Toddler — this project is aimed at lowering the age of administration below two years of age. This vaccine entered a Phase III clinical trial in 2006. The toddler indication was designated as a fast track development program by FDA in June 2006.

•

Meninge Infant — this project targets the infant primary/booster series schedule for introduction of a meningococcal vaccine. The primary focus of this project is to evaluate optimal conjugation chemistries. A Phase I clinical study was initiated in 2006.

•

Meningitis B — cross-reactivity between the polysaccharide and human tissues prevents using the same approach as used for the other serogroups. Sanofi pasteur’s approach is to identify conserved components of the bacterial membrane that provide wide protective coverage. In parallel, exploratory work on a conserved protein based approach in collaboration with several external partners is also being pursued.

Pneumococcal Vaccine Program

Streptococcus pneumoniae is the leading etiological agent of severe infections such as pneumonia, septicemia, meningitis and otitis media and causes over 3 million deaths per year worldwide, of which one million are children. Antimicrobial resistance in Streptococcus pneumoniae has complicated the treatment of pneumococcal disease and further emphasized the need for vaccination to prevent large-scale morbidity and mortality. Sanofi pasteur has two projects in its pneumococcal R&D program :

•

Conjugate Vaccines — they have proven to be effective. Sanofi pasteur has long been active in the field. Efforts in 2006 were directed at preparing for the initiation of a Phase I clinical trial using our current approach. The vaccine is expected to enter clinical trials in 2007.

•

Protein Vaccine — conserved pneumococcal proteins (as opposed to the polysaccharides) are frequently involved in the pathogenesis of infections. These proteins are considered to be components for future multivalent vaccines as they cover many more serotypes of Streptococcus pneumoniae. They are less variable than the capsular polysaccharides and are more likely to elicit an immune response in children. Clinical development of a single antigen protein based vaccine has recently started.

New Vaccine Targets

•	Dengue

Dengue fever is of growing epidemiological importance due to global socio-climatologic changes, and is a major medical and economic burden in endemic areas of the Asia Pacific, and Latin America; it is also one of the leading causes of fever among travelers. We are undertaking multiple approaches to develop a vaccine covering the four viral serotypes of dengue fever in order to prevent this disease and its severe complications (hemorrhagic fever). The sanofi pasteur dengue fever vaccine lead candidate has now entered expanded Phase II clinical trials in adults in the United States as well as in adults and children in Latin America and Asia Pacific. Vaccination will target people living in affected areas as well as travelers to these regions. Sanofi pasteur and the Pediatric Dengue Vaccine Initiative (PDVI), a program of the International Vaccine Institute funded by the Gates Foundation, recently agreed to join their efforts to make dengue a vaccine preventable disease and to accelerate vaccine introduction in the pediatric endemic population.

•	Malaria

The sanofi pasteur malaria vaccine project is in the pre-clinical stage and will benefit from the malaria partnership network and vaccine adjuvant technology developed in-house.

•	Chlamydia trachomatis

Chlamydia trachomatis is the most commonly reported sexually transmitted bacterial pathogen and produces serious morbidity and long-term sequelae, especially on women. Chlamydia-host immunobiology is characterized by acute infection followed by immunity or by persistent infection that is associated with tissue damage and disease sequelae. The Chlamydia trachomatis project goal is to develop a recombinant protein vaccine for prophylactic vaccination against the Chlamydia trachomatis sexually transmitted infection. The target population is pre-sexually active women who are between 11 and 14 years of age. The project progressed to the pre-clinical stage in 2006.

•	Cytomegalovirus (CMV)

A proof of concept study to assess the prevention of congenital infection is ongoing and should be concluded in 2007.

•	Cancer

The cancer vaccine program is focusing on developing therapeutic vaccines for melanoma and colorectal cancer through specific activation of the immune system to destroy cancer cells. Previous Phase I clinical studies using the proprietary ALVAC (canary poxvirus) technology on patients with melanoma and colorectal cancer showed a favorable safety profile.

-	Melanoma

The incidence and mortality of cutaneous malignant melanoma have risen dramatically over the past several decades and fighting melanoma remains an unmet medical need. Evidence suggests that manipulation of the immune response against melanoma may be therapeutic. During 2006, pre-clinical studies with the melanoma multi-antigen vaccine were completed and clinical trial material was produced. The multi-antigen vaccine will proceed to clinical evaluation in 2007.

-	Colorectal Cancer

Colorectal cancer is the most common cancer of the gastrointestinal tract and the second leading cause of cancer-related morbidity and mortality, with approximately 300,000 new cases and 200,000 deaths in Europe and the United States each year. A multi-antigen therapeutic vaccine is being developed, incorporating several tumor-associated antigens highly specific to colorectal cancer, as well as a co-stimulatory component to enhance immune activation. New antigens for the colorectal vaccine from recently established collaborations are currently being evaluated.

•	HIV

Sanofi pasteur takes part in the global efforts made to develop an HIV vaccine. In the nearly 20 years since sanofi pasteur’s HIV vaccine development program was established, the company has collaborated with a number of leading governmental agencies and pharmaceutical companies on many aspects of the program. We have seen the value of these partnerships in research, clinical study design and implementation and believe they will be crucial to help overcome development challenges.

-	HIV Prophylactic Vaccine

A recombinant canarypox vaccine, ALVAC-HIV is currently in Phase III in Thailand. The trial is a collaboration between the U.S. Army, the National Institute of Allergy and Infectious Diseases of the NIH, the Ministry of Public Health of Thailand, sanofi pasteur and Vaxgen. More than 16,000 volunteers, the largest number in any HIV vaccine trial, have been enrolled in the Thai trial. The vaccination phase was completed in July 2006. Final results are expected mid 2009.

-	HIV Immunotherapy

Recent results from several clinical trials have cast doubts on the feasibility of large pivotal registration trials using a treatment interruption-based approach. As such, sanofi pasteur placed its HIV immunotherapy project on hold in 2006.

Patents, Intellectual Property and Other Rights

Patents

We own a broad portfolio of patents, patent applications and patent licenses worldwide. These patents are of various types and may cover:

•	active ingredients;

•	pharmaceutical formulations;

•	product manufacturing processes;

•	intermediate chemical compounds used in manufacturing;

•	therapeutic indications;

•	delivery systems; and

•	enabling technologies, such as assays.

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

The product may benefit from the protection of additional patents, including patents obtained after the product’s initial marketing approval. The protection a patent affords the related product depends upon the type of patent and its scope of coverage, and may also vary from country to country. In most industrial countries, patent protection exists for new active substances and formulations, as well as for new indications and production processes. We monitor our competitors and vigorously challenge patent and trademark infringements.

The expiration or loss of a product patent may result in significant competition from generic products against the product and, particularly in the United States, can result in a dramatic reduction in sales of the pioneering product. In some cases, it is possible to continue to obtain commercial benefits from product manufacturing trade secrets, patents on processes and intermediates for the economical manufacture of the active ingredients, and patents for special formulations of the product or for delivery systems. Certain categories of products, such as traditional vaccines and insulins, have been historically relatively less reliant on patent protection and may in many cases have no patent coverage, although it is increasingly frequent for novel vaccines and insulins to be patent protected.

One of the main limitations on our operations in some countries outside the United States and Europe is the lack of effective intellectual property protection for our products. Under international agreements in recent years, global protection of intellectual property rights is improving. The TRIPS Agreement (Trade-Related Aspects of Intellectual Property Rights), which forms part of the General Agreement on Tariffs and Trade, has required developing countries to amend their intellectual property laws to provide patent protection for pharmaceutical products since January 1, 2005 although it provides a limited number of developing countries an extension to 2016. While the situation has gradually improved, the lack of protection for intellectual property rights poses difficulties in certain countries. Additionally, in recent years a number of countries faced with health crises have waived or threatened to waive intellectual property protection for specific products.

Regulatory Exclusivity

In some markets, including the European Union and the United States, many of our products may also benefit from multi-year regulatory exclusivity periods, during which a generic competitor may not rely upon our clinical trial and safety data in its drug application. Exclusivity is meant to encourage investment in research and development by providing innovators the exclusive use of the innovation represented by a newly approved drug product for a limited time. This exclusivity operates independently of patent protection and may protect the product from generic competition even if the patent on the active ingredient for the approved product has expired.

In the United States, the FDA will not grant final marketing approval to a generic competitor until the expiration of the five-year regulatory exclusivity period that commences upon the first marketing authorization of the reference product. It will accept the filing of an ANDA containing a patent challenge a year before the end of this regulatory exclusivity period (see the descriptions of ANDAs, below). In addition to this exclusivity granted to new drug products, significant line extensions of existing products may qualify for an additional 3-year marketing exclusivity, and under certain limited conditions it is possible to extend any unexpired U.S. regulatory and patent-related exclusivities for an additional period of six months. In the European Union, generic drug applications will not be accepted for 8 years after the first marketing authorization (data exclusivity) or approved for 10 years after the first marketing authorization of the reference product (marketing exclusivity). These exclusivities may be extended in some cases.

A generic drug application for marketing in Canada will not be accepted for 6 years after the first marketing authorization (NOC) or approved for 8 years after the first marketing authorization but only for products where the first NOC issued after June 2006. The 8 year period can be extended to 8.5 years with a pediatric extension. Essentially no data protection is available where the initial NOC issued before June 2006.

In Japan, the regulatory exclusivity period varies from 4 years (for medicinal products with new indications, formulations, dosages, or compositions with related prescriptions) to 6 years (for drugs containing a new chemical entity or medicinal composition, or requiring a new route of administration) to 10 years (for orphan drugs or new drugs requiring pharmaco-epidemiological study).

Product Overview

We summarize below the intellectual property coverage in our major markets of the products described above at “— Principal Pharmaceutical Products”. In the discussion of patents below, we focus on U.S. patents listed in the FDA’s list of Approved Drug Products with Therapeutic Equivalence Evaluations (the “Orange Book”) because these patents are the most relevant in the event of an application by a competitor to produce a generic version of one of our products or the equivalent of these patents in other countries (see “— Challenges to Patented Products”, below). In some cases, products may also benefit from pending patent applications and from patents not eligible for Orange Book listing (e.g., patents claiming industrial processes). In each case below, we specify whether the active ingredient is claimed by an unexpired patent. Where patent terms have been extended to compensate for regulatory delay, the extended dates are presented below. In those cases where the active ingredient is no longer claimed by an unexpired patent, we set out any regulatory exclusivity from which these products continue to benefit. U.S. regulatory exclusivities presented below incorporate any pediatric extensions obtained. Six-month pediatric extensions are not reflected in patent expiration dates presented below for the products concerned (Aprovel®, Lantus®, Eloxatine®, Ambien®/Ambien CR™ and Allegra®).

We caution the reader that there can be no assurance that we will prevail when we assert a patent in litigation and that there may be instances in which the Group determines that it does not have a sufficient basis to assert one or more of the patents mentioned in this report, for example in cases where a competitor proposes a formulation not appearing to fall within the claims of our formulation patent. As disclosed in Note D.22.b) to our consolidated financial statements included at Item 18 of this report, we are involved in significant litigation concerning the patent protection of a number of products including notably Lovenox®, Plavix®, Tritace®, Eloxatine®, Ambien CR™, Allegra®, Nasacort®, and Actonel®.

Lovenox®. For Lovenox® our principal U.S. patent claims the active ingredient and expires in 2012. This patent was declared unenforceable in February 2007 by a U.S. District Court decision which sanofi-aventis intends to appeal. Lovenox® continues to benefit from patent protection in a number of significant markets outside the United States under patents claiming the active ingredient and expiring in or about 2012, depending on the country.

Plavix®. In the United States, Plavix® benefits from three patents, one covering the crystalline form 1 of the active ingredient expiring in 2011 and two covering the crystalline form 2 each expiring in 2019. In Europe, the product benefits from national patents issued from two European patents, expiring in 2013 and 2019, relating to form 1 and form 2 respectively. In Japan, the pharmaceutical use of form 1 of the active ingredient is claimed by a patent expiring in 2013 and the form 2 of the active ingredient by a patent expiring in 2020.

Aprovel®. Aprovel®’s active ingredient is claimed in the United States by a patent expiring in 2011 and in Europe until 2012.

Tritace®. The active ingredient of Tritace® is no longer claimed by a patent. Other patents, including formulation and method of use, remain in force in a number of countries. In Canada, a generic of this product was recently launched at risk notwithstanding unexpired patent coverage.

Lantus®. The patent covering Lantus®’s active ingredient runs to 2014 in Europe and the United States.

Amaryl®. This product does not benefit from any unexpired Orange-Book patents. Outside the United States, we have neither patent protection nor regulatory exclusivity for this product in our principal markets.

Acomplia®. A patent claiming the active ingredient expires in most countries in November 2014. The protection in Europe will be extended via SPC until 2019 (in progress). In the United States, the patent expiration in April 2014 is expected to benefit from Patent Term Extension (PTE) period of up to 5 years, the exact duration of which is to be determined only after FDA approval. The product benefits from additional patent coverage ranging through 2022.

Taxotere®. Taxotere®’s active ingredient is protected in the United States and Europe until 2010, and the product benefits from additional patent coverage ranging through 2013.

Eloxatine®. We do not own most Eloxatine® patents but license them from Debiopharm for marketing. The patent covering the active ingredient has expired, but other patents remain in force in our principal markets related to the lyophilized and/or solution formulations and having expiration dates ranging through 2016. Notwithstanding the unexpired patents, a number of generic versions of the lyophilized formulation have recently been launched in Europe. In the United States, Eloxatine® contines to benefit from regulatory exclusivity through February 2008, which prevented the submission for review of a paragraph IV ANDA prior to February 2007.

Ambien®. The patent claiming Ambien®’s active ingredient has expired in all major markets. However the Group holds a U.S. patent expiring in 2019 covering the formulation of Ambien CR™, which was launched in the United States in 2005. Because of regulatory exclusivity in the United States, as extended by pediatric exclusivities obtained in late 2006, the FDA may not approve a generic of the immediate release formulation of Ambien® before April 2007 or a generic of the controlled release formulation Ambien CR™ before March 2009.

Copaxone®. Sanofi-aventis has licensed Copaxone® from Teva, with which we co-promote the product (see “— Alliances” below). In both the United States and Europe the patents claiming the active ingredient expire after the respective termination dates of the relevant licenses.

Depakine®. The patent claiming Depakine®’s active ingredient has expired in all major markets where we commercialize this product.

Allegra®. Although different presentations of Allegra® are covered by a number of formulation, method of use and other patents including a U.S. patent claiming a particular crystalline form having expiration dates ranging through 2017, the original patent claiming Allegra®’s active ingredient has expired in all major markets. Notwithstanding the unexpired patents, generic fexofenadine hydrochloride tablets have been launched at risk in the United States. In Japan, Allegra® benefits from multiple process and formulation patents running through 2015.

Nasacort®. The active ingredient of this product is no longer protected by a patent. In the United States, the Group holds a method of use and a formulation patent, each expiring in 2016. The corresponding European patent expires in 2017.

Xatral®. This product’s active ingredient is not patent protected. A method of use and a formulation patent remain in force through 2007 in the United States (which we expect to be extended to January 2011) and 2017, respectively. In the United States, sanofi-aventis benefits from regulatory exclusivity for this product, expiring in June 2008 and preventing the submission for review of a paragraph IV ANDA prior to June 2007.

Actonel®. We co-market Actonel® with Procter & Gamble Pharmaceuticals, which holds the NDA and the patents for this product in the United States. The U.S. patent on the active ingredient expires in December 2013, and a number of other patents having expiration dates ranging through 2018 cover this product. In Europe, the compound patent has expired in some national markets, but remains in force through December 2010 in a number of countries including France, Germany, the United Kingdom, and Italy. Additional patent coverage in Europe is provided by formulation patents with expiration dates in 2012 and 2018 as well as a process patent.

In the United States, the FDA has invited us by written request to provide additional pediatric data on several of our top fifteen products. Under the Hatch-Waxman Act, timely provision of data meeting the FDA’s requirements may result in the FDA treating the product as if its regulatory exclusivity and patent life had been extended by 6 months, to the extent these protections have not already expired (the so-called “pediatric exclusivity”). In 2006, following the submission of the results of the requested pediatric studies for these two products, the FDA granted pediatric exclusivity to Eloxatine® and to Ambien®. The other Top 15 products having received past FDA grants of pediatric exclusivity are Aprovel®, Lantus®, Amaryl®, and Allegra®. Written requests have also been issued to us with respect to Plavix® and Lovenox®.

A new European regulation on pediatric medicines entered into force on 26 January 2007. This regulation provides for the progressive implementation through 2009 of pediatric research obligations with associated possible rewards including an extension of patent protection (for patented medicinal products) and regulatory exclusivity for pediatric marketing authorization (for off-patent medicinal products). Japanese regulations do not currently offer the possibility of similar extensions in exchange for pediatric study results.

Challenges to Patented Products

In the United States, companies have filed Abbreviated New Drug Applications (ANDAs), containing challenges to patents related to a number of our products. An ANDA is an application by a drug manufacturer to receive authority to market a generic version of another company’s approved product, by demonstrating that the purportedly generic version has the same properties as the original approved product. An ANDA relies on the safety and other technical data of the original approved product, and does not generally require the generic manufacturer to conduct clinical trials (thus the name “abbreviated” new drug application), presenting a significant benefit in terms of time and cost. As a result of regulatory protection of our safety and other technical data, the ANDA may generally be filed only 5 years following the initial U.S. marketing authorization of the original product. This period is reduced to 4 years if the ANDA includes a challenge to a patent listed in the FDA’s list of Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the “Orange Book”, and owned by or licensed to the manufacturer of the original version. However, in such a case if the patent holder or licensee brings suit in response to the patent challenge within the statutory window, then the FDA is barred from granting a final approval to an ANDA during the 30 months following the patent challenge (this bar being referred to in our industry as a “30 month stay”), unless, before the end of the 30 months, a court decision or settlement has determined either that the ANDA does not infringe the listed patent or that the listed patent is invalid and/or unenforceable. FDA approval of an ANDA after this 30 month period does not resolve outstanding patent disputes, but it does remove the regulatory impediments to a product launch by a generic manufacturer willing to take the risk of later being ordered to pay damages to the patent holder. Procedures comparable to the ANDA exist in other major markets. In Canada, an Abbreviated New Drug Submission may be filed with respect to a generic version of an existing drug only after data exclusivity has expired, and a stay on regulatory approval of a generic for up to 24 months may be obtained if a listed patent is asserted. In the European Union, a generic drug manufacturer may reference the data of the regulatory file for the original approved product after data exclusivity has expired. However, there is no patent listing system in Europe comparable to the Orange Book, which would allow the patent holder to bar the competent authorities from granting the marketing approval by bringing patent infringement litigation prior to approval. Nevertheless, in most of these jurisdictions once the product is launched and in some jurisdictions already before (once launch is imminent), the patentee can seek an injunction against this marketing if its patents are infringed. See “Item 8. Financial Information — A. Consolidated Statements and Other Information — Information on Legal or Arbitral Proceedings” and Note D.22.b) to our consolidated financial statements included at Item 18 of this annual report. The accelerated ANDA-type procedures are potentially applicable to most, but not all, of the products we manufacture. See “— Regulation” below. We intend to defend our patent rights vigorously in these cases.

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

Production and Raw Materials

Our principal manufacturing processes consist of three stages: the manufacture of active ingredients, the incorporation of those ingredients into products and packaging.

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

Among our other key products, we also depend on third parties in connection with the manufacture of Eloxatine®. Under the terms of our license agreement, we purchase the active ingredient from Debiopharm, and the production of the finished product is outsourced to two manufacturers. In 2006 we transferred the manufacturing of the liquid form of Eloxatine® to our facility in Dagenham (United Kingdom).

Under our partnership with BMS, a multi-sourcing organization and security stock are in place for Plavix® / clopidogrel and Aprovel® / irbesartan.

In mid-2004, we sold the chemical manufacturing plant at Villeneuve-la-Garenne to PCAS. As a consequence we now outsource a part of the chemical activity linked with Lovenox® to PCAS (early stages of chemical synthesis), pursuant to a six-year outsourcing agreement.

In connection with the acquisition of Aventis, we divested our interests in Arixtra® and Fraxiparine®. Our facility at Notre-Dame de Bondeville, which produces those two products, was sold to GlaxoSmithKline on September 1, 2004. This plant also manufactures other formulations of products like Elitek®, Tranxene®, and Depakine® under a supply agreement until September 2009.

For historical reasons the production of some of our products, mainly non-strategic, is outsourced to external manufacturers. Our main subcontractors are Patheon, Famar, LCO, Haupt and Sofarimex. These subcontractors are required to follow our guidelines in terms of quality, logistics and other criteria.

The repatriation of outsourced production to our factories is a major element of our industrial policy.

Our main European production facilities are located in France, Germany, Italy, Spain, the United Kingdom and Hungary. In North America, we run two facilities in the United States (Kansas City and Saint Louis) and one in Canada (Laval). We have one plant in Japan (Kawagoe) and additional facilities located in many other parts of the world.

All our facilities are Good Manufacturing Practices (GMP) compliant in accordance with international guidelines. Our main facilities are also FDA approved, including our facilities in Ambarès, Tours, Le Trait, Maisons-Alfort and Compiègne in France, Dagenham and Holmes Chapel in the United Kingdom, Frankfurt in Germany, Veresegyhaz in Hungary, Saint Louis and Kansas City in the United States and Laval in Canada. Wherever possible, we seek to have multiple plants approved for the production of key active ingredients and finished products.

To carry out the production of Vaccines, sanofi pasteur uses a wide industrial operations network, with sites located in North America, France and emerging markets, namely China, Thailand and Argentina.

More details about our manufacturing sites are set forth below under “D. Property, Plant and Equipment”.

Health, Safety and Environment (HSE)

The manufacturing and research operations of sanofi-aventis are subject to increasingly stringent health, safety and environmental laws and regulations. These laws and regulations are complex and rapidly changing, and as always, sanofi-aventis has and will continue to maintain the necessary spending levels to comply with them. This investment, aimed at respecting health, safety and the environment, varies from year to year and totaled approximately €122 million in 2006.

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

Moreover, as for a number of companies involved in the pharmaceutical, chemical and agrochemical industries, soil and groundwater contamination has occurred at some company sites in the past, and may still occur or be discovered at others. In the Group’s case, such sites are mainly located in the United States, Germany, France, Brazil, Italy and United Kingdom. As part of a program of environmental audits conducted over the last few years, detailed assessments of the risk of soil and subsoil contamination have been carried out at current and former company sites. In cooperation with national and local authorities, the Group constantly assesses the rehabilitation work required and this work has been implemented when appropriate. Among them, long-term rehabilitation work is in progress in Rochester, Portland and Cincinnati in the United States; Frankfurt in Germany; Décines, Valernes, Limay, Beaucaire and Rousset in France; Brindisi in Italy; and on a number of sites divested to third parties and covered by contractual environmental guarantees granted by sanofi-aventis. Remediation works at the Décines and Beaucaire sites will be completed in 2007. Sanofi-aventis may also have potential liability for investigation and cleanup at several other sites. Provisions have been established for the sites already identified as well as to cover contractual guarantees for environmental liabilities for sites that have been divested. Potential environmental contingencies arising from certain business divestitures are described in Note D.22.e) to the consolidated financial statements included at Item 18 of this annual report. In 2006, sanofi-aventis spent more than €42 million on rehabilitating sites previously contaminated by ground pollution. As of December 2006, the most in-depth review possible was carried out of the legacy of environmental pollution. In light of data collected during this review, the Group adjusted the provisions to approximately €528 million as at December 31, 2006. The Group expects that €355 million of these provisions will be utilized over the period from 2007 through 2011.

Because of the growing cost of environmental regulations governing site remediation the Group’s provisions for remediation obligations may not be adequate due to the multiple factors involved, such as the complexity of operational or previously operational sites, the nature of claims received, the rehabilitation techniques considered, the planned timetable for rehabilitation, and the outcome of discussions with national Regulatory Authorities or other potentially responsible parties, as in the case of multiparty sites. Given the long industrial history of some of our sites and the legacy obligations of Aventis arising from its past involvement in the chemical and agrochemical industries, it is impossible to quantify the future impact of these laws and regulations with precision.

To our knowledge, the Group is not currently subject to liabilities for non-compliance with current HSE laws and regulations that could be expected to significantly jeopardize its activities, financial situation or operating income. We also believe that we are in substantial compliance with current HSE laws and regulations and that all the environmental permits required to operate our facilities have been obtained. Regular HSE audits (52 in 2006) are carried out by the Group in order to detect possible instances of non-compliance with regulations and to initiate corrective measures.

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

Health

From the development of compounds to the commercial launch of new drugs, sanofi-aventis research scientists continuously assess the effect of products on people’s health. This expertise is made available to employees through two committees responsible for chemical and biological risk assessment. The COVALIS committee classifies all chemical and pharmaceutical products handled within the Group and establishes workplace exposure limits for each of them. The TRIBIO Committee is responsible for classifying all biological agents according to their degree of pathogenicity, and establishes rules for their containment and the preventive measures to be respected throughout the Group.

Industrial hygiene practices implemented at our sites are based on the internal standards defined by these two committees. These practices consist essentially of measures regarding containment, and group and individual protection against exposure in all work positions where chemical substances or biological agents are handled.

Safety

Sanofi-aventis has set up a rigorous policy to identify and evaluate risks and to develop preventive measures, and methods for checking their efficacy. Additionally, sanofi-aventis invests in training that is designed to instill in all employees a sense of concern for safety, regardless of their professional activity. These policies are implemented on a worldwide scale to ensure the safety of all employees and to protect their health. Each project, whether in research, development or manufacturing, is subject to evaluation procedures, incorporating the chemical substance and process data communicated by the COVALIS and TRIBIO committees described above. The preventive measures are designed primarily to reduce the number and seriousness of work accidents involving our permanent and temporary employees as well as sub-contractors.

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

The laboratories which specialize in process safety testing, which are an integral part of chemical development activities, apply methods to obtain the physico-chemical parameters of manufactured chemical substances (intermediate chemical compounds and active ingredients) and apply models to measure the effect of potentially leachable substances in the event of a major accident. All these data guarantee the relevance of the risk assessments.

We believe that the safety management systems implemented at each site, the hazard studies carried out and the risk management methods implemented, as well as the insurance policies covering any third-party material damages, are consistent with the legal requirements.

Environment

The main objectives of the environmental policy of sanofi-aventis are to implement clean manufacturing techniques, minimize the use of natural resources and reduce the environmental impact of its activities. In order to optimize and improve our environmental performance, sanofi-aventis is committed to progressively obtaining ISO 14001 certification. Thirty manufacturing sites and three Research & Development sites are currently certified. This commitment is part of a strategy of continuous improvement practiced at all Group sites through the annual implementation of HSE progress plans. We believe that this strategy clearly expresses the commitment of both management and individuals to health, safety and the environment. As of January 1, 2005, ten of the Group’s European sites were included in the European CO2 emission trading system, which is aimed at helping to reach the targets set by the Kyoto protocol.

The recent efforts of the Group in terms of environmental protection have mainly targeted reductions in energy consumption, improvements in the performance of water treatment installations, volatile organic compound emissions, raw material savings and recycling, and reductions in waste materials or increases in the percentage being recycled. Despite increasing our production relative to the previous year, we nonetheless maintained (and in some fields substantially improved) our performance in terms of consumption and waste measured in relation to our activity levels.

In order to assess the environmental impact of the drug substances found in products marketed by sanofi-aventis, a committee of experts called ECOVAL has been set up to develop an environmental risk assessment methodology, and to run programs to collect the necessary data for such assessments. In particular, six substances not yet evaluated because they predated current regulations were thoroughly assessed in 2006.

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

A breakdown of our sales by geographic market is presented in “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2006 Compared with Year Ended December 31, 2005.” Accounting for over 48% of global prescription drug sales, the United States is the world’s largest pharmaceutical market and our single largest national market. In 2006, we generated 35.1% of our net sales in the United States. In Europe, our leading markets are France, Germany, Italy, Spain and the United Kingdom. Japan, the world’s second-largest national pharmaceutical market, accounted for 3.4% of our net sales in 2006 (source: IMS/GERS full year 2006 sales, all monthly available channels).

Although specific distribution patterns vary by country, we sell prescription drugs primarily to wholesale drug distributors, independent and chain retail drug outlets, hospitals, clinics, managed care organizations and government institutions. These drugs are ordinarily dispensed to the patients by pharmacies upon presentation of a doctor’s prescription.

We have a global sales force of 35,900 representatives, including approximately 12,400 in Europe, 8,800 in the United States, 1,700 in Japan and 1,800 in China.

Our 35,900 medical sales representatives, who work closely with health care professionals, use their expertise to promote and provide information on our drugs. These representatives embody our values on a day-to-day basis and are required to adhere to a code of ethics. This commitment extends to promoting and providing information not only on the latest therapeutic advances but also on all our traditional products, which provide the foundation for satisfying major therapeutic needs.

Beyond direct promotion by our sales forces, and as most pharmaceutical companies do, we also market and promote our products to physicians through a variety of advertising, public relations and promotional tools. We regularly advertise in medical journals and exhibit at major medical congresses. In some countries, some of our products are also marketed directly to consumers by way of television, radio, newspapers and magazines. We sometimes use specific media channels to market our products. National advertising campaigns are used to enhance awareness of conditions such as deep vein thrombosis, osteoporosis, uncontrolled diabetes, influenza and peripheral arterial disease in markets such as Germany, France and the United States.

Although we market most of our products with our own sales forces, we have entered into and continue to form partnerships to co-promote/co-market certain products in specific geographic areas. Our major alliances are detailed below under “— Alliances”.

Our Vaccines are sold and distributed through multiple channels, including physicians, pharmacies and distributors in the private sector, and governmental entities and non-governmental organizations in the public and international donor markets, respectively.

Alliances

We have three major alliances through which four of our top 15 products are marketed. The first, with Bristol-Myers Squibb, governs the development and marketing of Plavix® and Aprovel®. The second, with Procter & Gamble Pharmaceuticals, governs the development and commercialization of Actonel®. The third is a marketing agreement with Teva Pharmaceuticals regarding Copaxone®.

The financial impact of our principal alliances on our financial condition or results of operations is significant and is described under “Item 5. Operating and Financial Review and Prospects — Financial Presentation of Alliances.”

Bristol-Myers Squibb (BMS)

We market Plavix® and Aprovel® through a series of alliances with BMS. The alliance agreements include marketing and financial arrangements that vary depending on the country in which the products are marketed.

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

Under the alliance arrangements, there are two territories, one under our operational management and the other under the operational management of BMS. The territory under our operational management consists of Europe and most of Africa and Asia, while the territory under the operational management of BMS consists of the rest of the world excluding Japan. In Japan, Aprovel® is under development through agreements between BMS and the Japanese pharmaceutical company Shionogi Pharmaceuticals. Since July 2006, BMS has sublicensed its Japanese rights to irbesartan to Dainippon Sumitomo Pharma Co. Ltd. The BMS alliance does not cover rights to Plavix® in Japan.

In the territory under our operational management, the marketing arrangements are as follows:

•	we use the co-promotion system for most of the countries of Western Europe for Aprovel® and Plavix® and for certain Asian countries for Plavix®;

•	we use the co-marketing system in Germany, Spain and Greece for both Aprovel® and Plavix® and in Italy for Aprovel®; and

•

we have the exclusive right to market Aprovel® and Plavix® in Eastern Europe, Africa and the Middle East, and we have the exclusive right to market Aprovel® in Asia (excluding Japan). Since September 2006 we have had the exclusive rights to market Aprovel® in Scandinavia and in Ireland.

In the territory under BMS operational management, the marketing arrangements are as follows:

•	we use the co-promotion system in the United States and Canada, where the products are sold through the alliances under the operational management of BMS;

•	we use the co-marketing system in Brazil, Mexico, Argentina and Australia for Plavix® and Aprovel® and in Colombia only for Plavix®; and

•	we have the exclusive right to market the products in certain other countries of Latin America.

In countries where the products are marketed by BMS on a co-marketing basis, or through alliances under the operational management of BMS, we often sell the active ingredients for the products to BMS or such entities.

Procter & Gamble Pharmaceuticals (P&G)

We in-license Actonel® from P&G. An alliance with P&G was concluded in April 1997 for the co-development and marketing of Actonel®. The 1997 agreements were amended in October 2004 following the acquisition of Aventis by sanofi-aventis.

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

Under the alliance arrangements with P&G, there are four principal territories with different marketing arrangements:

•

co-promotion territory: the product is jointly marketed through the alliance arrangements under the brand name Actonel® with sales booked by P&G. The co-promotion territory includes the United States, Canada, France, Germany, the Netherlands, Belgium and Luxemburg;

•

secondary co-promotion territory: the product is jointly marketed through the alliance arrangements under the brand name Actonel® with sales booked by sanofi-aventis. The secondary co-promotion territory includes the United Kingdom, Ireland, Sweden, Finland, Greece, Switzerland, Austria, Portugal and Australia. P&G may also at a later date exercise an option to co-promote the product in Denmark, Norway, Mexico and/or Brazil;

•

co-marketing territory: each company markets the products independently under its own brand name. This territory currently includes Italy and Spain. In Italy the product is sold under the brand name Actonel® by P&G and under the brand name Optinate® by sanofi-aventis; in Spain under the brand name Acrel® by P&G and under the brand name Actonel® by sanofi-aventis;

•	sanofi-aventis only territory: the product is marketed by sanofi-aventis independently under the brand name Actonel® or another agreed trademark in all other territories.

Teva Pharmaceuticals (Teva)

We in-license Copaxone® from Teva and market it through an alliance agreement with Teva, which was originally concluded in December 1995, and amended several times, most recently in 2005.

Under the alliance agreement with Teva, marketing and financial arrangements vary depending on the country in which the products are marketed.

Outside the United States and Canada, there are two principal marketing arrangements under the Teva alliance:

•

exclusive marketing: we have the exclusive right to market the product. This system is used in a number of European countries (Portugal, Italy, Greece, Finland, Denmark, Sweden, Norway, Iceland, Ireland, Luxemburg, Poland, Lichtenstein and Switzerland), Australia and New Zealand; and

•

co-promotion: the product is marketed through the alliance arrangements under a single brand name. We use the co-promotion system in Germany, the United Kingdom, France, the Netherlands, Austria, Belgium, the Czech Republic and starting in 2006 in Spain.

In the United States and Canada, Copaxone® is sold and distributed by sanofi-aventis but marketed by Teva. In March 2008, Teva will assume the Copaxone® business, including sales of the product, in the United States and Canada. Sanofi-aventis will no longer share certain marketing expenses and, for a period of two years, will receive from Teva a remuneration of 25% of in-market sales.

Competition

The pharmaceutical industry is currently experiencing significant changes in its competitive environment. Innovative drugs, a broad product range, and a presence in all geographical markets are key factors in maintaining a strong position relative to the competition.

The industry is also continuing its horizontal consolidation as companies look to build the critical mass needed to compete effectively and cope with rising research, development and marketing costs.

There are three types of competition in the pharmaceutical market:

•	competition between pharmaceutical companies to research and develop new patented products or new therapeutic indications,

•	competition between different patented pharmaceutical products marketed for the same therapeutic indication, and

•	competition between original and bioequivalent generic products at the end of patent protection.

We compete with other pharmaceutical companies in all major markets to develop innovative new products. We may develop new technologies and new patented products wholly in-house, but we also enter into collaborative R&D agreements in order to access new technologies.

Our prescription drugs compete in all major markets against patented drugs from major pharmaceutical companies like Novartis in hypertension and oncology; Pfizer in antibiotics, oncology and allergies; AstraZeneca in cardiovascular disease and oncology; Bristol-Myers Squibb in oncology; Boehringer-Ingelheim in atherothrombosis and benign prostatic hyperplasia; Eli Lilly in osteoporosis, diabetes and oncology; GlaxoSmithKline in oncology, allergies and thrombosis; Merck & Co. in hypertension, osteoporosis and benign prostatic hyperplasia; Abbott in benign prostatic hyperplasia; Novo Nordisk in diabetes and Roche in oncology.

In our Vaccines business, we compete primarily with GlaxoSmithKline, Merck & Co, Wyeth and Novartis.

We also face competition from generic drugs that enter the market when our patent protection or regulatory exclusivity expires, or when we lose a patent infringement lawsuit (see “— Patents, Intellectual Property and Other Rights” above).

Competition from producers of generics has increased sharply in response to healthcare cost containment measures and to the increased number of products going off patent.

In addition, generics manufacturers who have received all necessary regulatory approvals for a product may decide to launch a generic version either before the patent expiry date or before a court decision on a legal challenge to the patent. Such launches are said to be “at risk” for the promoter of the generic product because of the risk it will be required to pay substantial damages to the owner of the original product; however, they may also significantly impair the profitability of the pharmaceutical company whose product is challenged.

We also face competition from over-the-counter (OTC) products, which pharmacies sell without a prescription. These products are generally sold at lower prices than those requiring a doctor’s prescription.

Another competitive issue drugs manufacturers are facing is the increasing incidence of parallel trade, also known as reimportation. This takes place when drugs sold abroad under the same brand name as in a domestic market are then imported into that domestic market by parallel traders, who may repackage or resize the original product or sell it through alternative channels such as mail order or the internet.

Parallel traders take advantage of the price differentials between markets for a product arising from factors including sales costs, market conditions (such as intermediate trading stages), tax rates, or national regulation of prices. There are indications (source: IMS data) that parallel trade is affecting markets in several regions, especially in European Union countries.

Finally, pharmaceutical companies face illegal competition from counterfeit drugs. The WHO estimates that counterfeit products account for 10% of the market worldwide, rising to as much as 30% in some countries. However, in markets where powerful regulatory controls are in place, counterfeit drugs are estimated to represent less than 1% of market value. The WHO also estimates that 50% of sales over the internet are of counterfeit drugs.

Note: The following market shares and ranking information is based on sales data from IMS Health MIDAS and GERS (France), retail and hospital, for calendar year 2006, in constant euros (unless otherwise indicated). For more information, see “— Presentation of Financial and Other Information” above.

United States

We rank ninth in the United States with a 4.0% market share.

In 2006, we slipped one place in the rankings due to the introduction late in 2005 of generics of four products, including Allegra®.

Other key events in 2006 were:

-	strong performances from the Ambien® range following the end-2005 launch of the Ambien CR™ controlled-release formulation, and from other key products sold by our U.S. subsidiary (Lantus® and Lovenox®); and

-	the “at-risk” launch in August of a generic of Plavix® (see Note D.22.b) to our consolidated financial statements at Item 18).

France

We are France’s leading pharmaceutical company, but were affected during 2006 by growing competition from generics for several of our products. Our market share is 15.2%. Plavix®, Lovenox® and Taxotere® are the top-selling products in their respective fields.

Germany

We rank second in Germany, with a 6.5% market share. Our major products are Plavix®, Lovenox®, and the diabetes treatments Insuman® and Lantus®.

Japan

We rank nineteenth in Japan with a 1.6% market share.

Our main products are Allegra®, Amaryl®, and zolpidem (sold under the brand name Myslee®).

Plavix® was launched in May 2006, all the commercial rights having been acquired from Daiichi Pharmaceutical Co. in July 2005.

Regulation

The global pharmaceutical industry is highly regulated. National and supranational regulatory authorities administer numerous laws, directives and regulations covering the testing, the quality, safety and efficacy of a new drug, until approval. Regulatory authorities also regulate labeling, manufacturing, importation and exportation, marketing as well as post-approval commitments of drugs.

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

The submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before and also after granting an approval, even though the relevant product has been approved in one or several other countries. Regulatory authorities also have administrative powers to determine product recalls, and seizure of products.

Europe, the United States and Japan all have very high standards for pharmaceutical technical appraisal. Approval takes usually one to two years but may vary by country, from six months to, in some cases, several years from the date of application, depending on the quality of data produced, the degree of control exercised by the regulatory authority, the review procedures, the nature of the product and the condition to be treated.

In recent years, intensive efforts have been made among the United States, the European Union and Japan to harmonize development and submission requirements. Many pharmaceutical companies are now able to prepare and submit a common technical document (CTD) that can be used in each jurisdiction for a particular product with only local or regional adaptation.

However, the requirement of many countries (including Japan and several Member States of the European Union) to negotiate selling prices or reimbursement rates with government regulators can substantially extend the time to market after initial marketing approval is granted. While marketing authorizations for new pharmaceutical products in the European Union have been substantially centralized with the European Medicines Agency (EMEA), pricing and reimbursement remain a matter of national competence. See “— Pricing” below.

In the European Union, there are three main procedures by which to apply for marketing authorization:

•

the Centralized Procedure is compulsory for medicinal products derived from biotechnology and for drugs intended to treat certain conditions, and is also available at the request of companies for any other innovative products. In the Centralized Procedure the license application is submitted directly to the EMEA. The Committee for Medicinal Products (CHMP) evaluates the application for human use. The European Commission makes the final binding decision. Once granted, an approval via the Centralized Procedure is valid throughout the European Union without further action and the drug may be marketed within all European Union member states;

•

the Mutual Recognition Procedure (MRP) operates by having one country (i.e. the Reference Member State (RMS)) carry out the primary evaluation of a new compound. Once the first license is granted by the RMS other European Union member states (Concerned Member States, CMS) then must decide whether they will accept, request clarifications or reject the approval granted by the RMS; and

•

the Decentralized Procedure applies to products that have not yet obtained a marketing authorization in a European member state. The key procedural difference compared to the Mutual Recognition Procedure is that an initial evaluation is done by the RMS but all the CMS are involved earlier in the process by contributing to the draft assessment report. As compared to MRP, more opportunities exist for discussion and consensus to be reached, leading to closure of the procedure at several possible points.

The EMEA has introduced a series of initiatives aiming at improving the openness and the transparency of its activities, such as procedures dealing with the publication of the European Public Assessment Report (for approved, withdrawn or rejected projects), which will now be more detailed. New initiatives are proposed with regards to the publication of question and answer documents and of safety bulletins for medicines for human use.

National authorizations are still possible but are only for products intended for commercialization in a single EU Member State, or for line extensions to existing national product licenses.

In the United States, applications for drug registration are submitted to and reviewed by specific centers of the FDA. The FDA has broad regulatory powers over all pharmaceutical products that are intended to be, and which are, commercialized in the United States. To commercialize a product in the United States a New Drug Application (NDA) is filed with the FDA with data that sufficiently demonstrate the drug’s quality, safety and efficacy. The FDA could require post-approval commitments. Approval for a new indication of a previously registered drug requires the submission of a supplemental NDA (sNDA).

Pharmaceutical manufacturers have committed to publish protocols and results of clinical studies performed with their compounds in publicly accessible registries (Clinical Trials Registry and Clinical Trial Results Registry). See “— Pharmaceutical Research and Development — Global and Focused Organizations: Discovery and Development — Development” above.

Generic drug manufacturers may file an Abbreviated NDA (ANDA). These applications are “abbreviated” because generic manufacturers, except for the quality part of the dossier, need only to demonstrate that their product is bioequivalent, i.e., that it performs in the same manner in humans as the innovator’s product. Consequently, the length of time and cost required for development of such product can be considerably less than for the innovator’s drug. See “— Patents, Intellectual Property and Other Rights”, above, for additional information. The ANDA procedures in the United States can be used for pharmaceutical products classified as “drugs”, but are not currently available for other product categories including vaccines.

Once marketing authorization is granted, the new drug (or new indication) may be prescribed by physicians. Thereafter, the drug owner must submit periodic reports to regulatory authorities including assessment of adverse reactions. For some medications, regulatory authorities may require additional studies to evaluate long-term effects or to gather information on the use of the product under special conditions. In addition, manufacturing facilities must be approved by regulatory authorities, and are subject to periodic inspections. Non-U.S. manufacturing facilities that export products for sale in the United States must be approved by the FDA in addition to local regulatory approvals, and are also subject to periodic FDA inspections.

In Japan, the regulatory authorities can require local development studies and can also request bridging studies to verify that foreign clinical data are applicable to Japanese patients and also require data to determine the appropriateness of the dosages for Japanese patients. These additional procedures have in the past created differences of several years in the registration dates of some of our products in Japan compared to our other major countries.

Pricing

In most markets in which we operate, governments exercise some degree of control over pharmaceutical prices. The nature of these controls and their effect on the pharmaceutical industry vary greatly from country to country. In recent years, national healthcare reimbursement policies have become more stringent in a number of countries in which we do business as part of an overall effort to reduce the cost of healthcare. Different methods are applied to both the demand and supply side to control pharmaceutical costs, such as reference pricing, patient co-payment requirements, reimbursement limitations and volume containment measures, depending on the country. Especially in the EU Member States, the accumulation of controls and the cross-fertilization among countries are major trends combined with various policies in each country.

We believe that the governments will continue to enact measures in the future aimed at reducing the cost of pharmaceutical products. It cannot be predicted with certainty what future effects the various pharmaceutical price control efforts will have on our business. These efforts could have significant adverse consequences for the pharmaceutical industry as a whole and, consequently, also for sanofi-aventis. Stricter budgeting and price controls, including the incorporation of patent protected drugs into national reference price systems, changes to approved drug lists and other similar measures may continue to occur in the future. We expect that market access delays, inadequate reward for innovation, rebates/payback mechanisms and the lack of transparency and objectivity will continue and may increase.

United States

The United States does not have a universal regulatory drug pricing control system. It is the closest to a free market because of the relatively low involvement of the government in influencing pricing. Instead, drug pricing and reimbursement controls are more reliant on reimbursement policy. The United States is moving toward cost-containment, which brings with it greater use of higher patient co-payments for brand products, step therapy/fail first methods, and prior authorization, which contribute to the construction of positive and negative lists.

In the United States, the initiation of the new Medicare Part D drug benefit program, combined with Medicaid and other federal programs, establishes the federal government as almost equal to the private health insurance sector in terms of total drug reimbursement. The Medicaid program requires that pharmaceutical manufacturers pay rebates to individual states on Medicaid reimbursed pharmaceutical products so that the Medicaid program receives the manufacturer’s “best price” or a minimum discount provided by law. Individual state governments are actively seeking ways to further reduce the cost of pharmaceutical products by exerting more formulary controls on reimbursed products in the program through a discount bid process as well as the historical preference for generic product usage. Estimated total drug spending in Medicaid has been reduced significantly due to the shift of the “dual Medicare/Medicaid eligible” patients to Part D. The new Part D program is implemented through third party market drug benefit providers utilizing formulary design and a discount bid process to attain access. Benefit managers, both in Part D as well as for the private sector plans, dynamically manage the formulary process and utilization controls to manage overall cost trends.

The “doughnut hole” is the gap in Part D coverage when beneficiaries’ annual drug costs are between US$2,250 and US$5,100 during which Medicare beneficiaries bear the brunt of their drug costs if their plan does not provide continuous coverage.

France

In France, the government regulates prices of new prescription and non-prescription drugs and price increases and decreases for existing drugs. A new reference pricing system was introduced in France in July 2003 under which the government reimburses some off-patent products only up to a certain level (generic price or the so-called reference price) with patients paying the remainder if the original brand does not cut its price to the level of the reference price. In addition, the French health ministry de-listed several products deemed to have “insufficient” medical benefit. In return, the government introduced the principle of a “fast-track” procedure to set prices and provide reimbursement for new innovative drugs. This measure could extend by many months the duration of commercialization for drugs under patent protection. In July 2004, the French Parliament passed a Health Insurance Bill (Projet de Loi Relatif à l’Assurance Maladie) with the objective to reduce costs by around €10 billion per year and to raise additional revenues totaling €5 billion per year. A major impact on the pharmaceutical industry will be that, if health insurance spending on drugs increases by more than the government’s target of 3% in 2004 and 1% per annum in subsequent years, the pharmaceutical industry will be required to pay rebates equivalent to up to 50% up to 1.5%, 60% up to 2% and 70% of the excess. Beginning January 1, 2005, a new organization, the High Authority for Health (Haute Autorité de Santé), is in charge of evaluating medicines and other forms of treatment, offering recommendations on what the health insurance system should reimburse, and issuing guidelines on good clinical practice. Growth in pharmaceutical spending for 2006 stagnated in France for the first time since 1990. The situation for 2007 will not improve as the industry will see an ongoing 1% special tax on reimbursed medicine sales, ongoing generic substitution, price-cuts for a wide range of both generic and branded products, and the ongoing effects of the pact on rational prescribing signed with the doctors’ organization in the year 2005.

Germany

Since the late 1980s, the German government has imposed a wide range of supply- and demand-side restrictions intended to curb the level of overall spending on pharmaceuticals. A reference pricing system that requires patients to pay the difference between the actual price of the prescribed drug and the reference price has been in existence since 1989. In practice, patients are not willing to pay the difference. As a result, pharmaceutical companies face the decision either to reduce prices to the reference price level or risk a substantial drop in prescriptions. In 1996, the German government suspended reference pricing for all patent-protected drugs approved in Germany after December 31, 1995. In 2004, reference pricing for patent-protected drugs was re-introduced by the new healthcare legislation. Patent-protected drugs without demonstrable therapeutic superiority according to the criteria of the Joint Federal Committee can be subject to reference pricing.

Further to reference pricing, individual prescription limits for physicians were introduced in 2001, which have to be negotiated annually between the Statutory Health Insurance (SHI) and the National Association of SHI-accredited Physicians. The legislation is also aimed at increasing the prescription of generic and parallel imported drugs. In 2003, a price freeze and a compulsory rebate of 6% for all prescription drugs not covered by reference pricing came into force. In 2004, this rebate was increased to 16%, limited until the end of 2004. The price freeze ended in December 2004 and the compulsory rebate was reduced to 6% in January 2005. Meanwhile, Germany’s newly created Institute for Quality and Economic Efficiency (IQWiG) has began to conduct Health Technology Assessments; it has been criticized as having cost-control, rather than health benefits, as its principal objective, using criteria lacking transparency and basing its assessments only on randomized clinical trials. IQWiG is an advisory body, but its recommendations have an impact on pricing and reimbursement decisions for innovative drugs, as seen in their evaluation on short-acting insulin analogs judged to have no therapeutic advantage over short-acting human insulin in the treatment of type 2 diabetes mellitus.

With the Economic Efficiency of Pharmaceutical Care Act of May 2006 reference prices for some drugs are to be cut, a price moratorium for 2 years has come into place as well as a 10% manufacturer’s rebate for patent free products, patients have been exempted from co-payments if the prescribed drug is priced 30% or more below the reference price level and a bonus/penalty system for physicians started in January 2007. The pharmaceutical industry expects from the SHI Competition Enhancement Act being introduced in the year 2007 a cost-benefit assessment of pharmaceuticals in line with international standards.

Japan

The Ministry for Health, Labor and Welfare (MHLW) controls the pricing of pharmaceutical products in Japan. The MHLW determines the reimbursement price paid by the National Health Insurance (NHI) to medical institutions for each prescription drug. Since the price at which medical institutions purchase drugs can be set at a lower price than the reimbursement price through negotiation with wholesalers, a gap may exist between the selling price and the NHI drug price. Periodically (every other year), the MHLW carries out a revision of drug reimbursement prices aimed at bringing NHI prices closer to the market prices. The pricing round in April 2004 averaged a decrease of 4.2%, which was the lowest in two decades. The government has recognized the need for reforms to its pricing and reimbursement system in light of the country’s demographic problems. The reforms include raising co-payments from 20% to 30% for the elderly with higher incomes from 2006, 10% to 20% for 70- to 74-year old people from 2008, and promoting generic substitution by changing a prescription. The April 2006 price cut was on average 6.7% while long listed, off-patent products suffered an additional reduction of 2-8% according to the date of first listings. On the positive side innovative products will be more rewarded than now resulting in increased premium rates for new products with better usefulness (efficacy and/or safety) and innovativeness (new chemical entity and/or new mechanism of action). To further reduce pharmaceutical spending, MHLW uses various measures to accelerate usage of generics. In addition, MWLH showed their intention to introduce more frequent (once a year) price revisions.

Italy

A reference price reimbursement system for off-patent products has been in place in Italy since September 2001. The reference price is currently calculated as the price of the cheapest drug in the category at the regional level. Beginning January 2004, a new public body, the Italian medicines agency (AIFA), took over all the responsibilities covering medicine approval, pricing and reimbursement, as well as pharmaceutical expenditure in general. The AIFA has the authority to reassess the reimbursement list on an annual basis and decide on any necessary changes. In line with its powers, in 2006, the AIFA approved a restructuring of the reimbursement list (Prontuario) that involves price cuts for almost 300 high-selling presentations and an increase in the number of drugs for which patients do not have to pay. As a result, the number of fully reimbursed medicines — both patented and generic — increased, leading to several price cuts. Price cuts have also been implemented as part of direct volume limitations, which focus on imposing a proportional price discount for drugs with a higher than average expenditure level. The level of discount is calculated such that it realigns the sales growth of these drugs to the average growth of the overall pharmaceutical expenditure.

Moreover, several Italian regions encourage additional initiatives, such as for hospitals to provide drugs for home use to patients upon discharge, thus saving distribution margins (wholesalers and pharmacists). The increasing role of hospitals in supplying medicines for out-patients could be one of the reasons the central government changed the pharmaceutical spending threshold from 13% for retail drug sales as a percentage of total healthcare spending to 16% for combined.

In October 2006 AIFA announced the latest cost-containment measures to cover the 2006 pharmaceutical overspending and confirmed the measures to cover the overspending for 2005:

•	from October 2006 a new 5% price cut to recover the anticipated overspending of 2006; ongoing price cut of 5% (raised from 4.4% as of January 2006 to 5% as of July 15, 2006);

•	a temporary 1% ex-factory price reduction (equivalent to a 0.6% reduction on the retail price); and

•	selected price reductions of up to 10% as of July 2006.

United Kingdom

The Department of Health has power, now contained in the Health Act 1999, to limit prices of pharmaceuticals and control the profits of pharmaceutical companies. A five-year price-regulation agreement called the Pharmaceutical Price Regulation Scheme (PPRS) has been concluded between the industry association and the Department of Health.

Within a framework relating to profit, manufacturers are free to set initial prices but restricted in making subsequent price changes. In November 2004 the Department of Health announced that it had re-negotiated the PPRS for the next five years for the period through 2010. This includes an overall 7% price cut, which the companies can achieve by modulating reductions on their products covered by PPRS. In England, the National Institute for Health and Clinical Excellence (NICE) is empowered to issue guidelines in relation to therapeutic areas and guidance on the clinical effectiveness and cost effectiveness of particular treatments. Guidance by NICE influences the extent to which supply of the product is financed within the National Health Service. Under public and industry pressure, NICE adopted a fast-track appraisal system for life-saving drugs that could lead to faster adoption of innovative drugs by the National Health Service. In Scotland, the role of NICE is performed by the Scottish Medicines Consortium (SMC).

Spain

The Spanish health care system has traditionally offered its beneficiaries favorable reimbursement terms for prescription drugs. Nevertheless drugs prices are generally lower than in other major markets. Companies must negotiate the price of a reimbursable drug with the Central Government. In addition the recent decentralization of the health care system significantly influenced the development of the market, as regional governments have sought greater control over pricing and reimbursement. In recent years the pharmaceutical industry has been confronted mainly with a reduction in patented drugs prices of 4.2% in 2005 and another 2% in 2006, and a modification of the reference pricing system to boost the generic market. In November 2006 the Council of Ministers approved the royal decree to activate changes to the reference price system as provided for by the new Medicines Law. The system will be in place for a minimum of three years and the government hopes that it will save €600 million each year. In addition the pharmaceutical spending is subject to a government claw-back system.

Insurance and Risk coverage

We have four main insurance programs. This insurance is provided by corporate insurance and reinsurance companies, a mutual insurance company formed by various pharmaceutical Groups, and CARRAIG, our captive insurance company.

The Property & Business Interruption insurance program covers all of our sites. This program also includes efforts to improve safety and security.

The Stock & Transit programs protect all of our goods, regardless of type, when shipped domestically or internationally by any means of transport, and also covers our inventories wherever they may be. This program also includes efforts to improve safety and security.

The General Liability & Product Liability program was renewed, despite the increasing reluctance of insurers and reinsurers to cover the product risk of large pharmaceutical groups. Because of these market conditions we reduced our coverage under this program by excluding certain products, accepting various restrictions, and also by increasing our exposure. Due to heavy exposure in the U.S., our cover integrates differentiated limits.

The Directors & Officers Liability program protects all of the Group’s legal entities and their directors and officers.

These insurance programs are backed by best in class insurance and reinsurance groups and protect every aspect of our operations. The amounts of coverage have been adjusted in accordance with our risk profile and insurance market conditions. This centralization of insurance coverage not only reduces costs but also gives local entities access to world-class coverage.

Animal Health: Merial

Merial, a 50-50 joint venture with Merck & Co. Inc., is one of the world’s leading animal healthcare companies dedicated to the research, development, manufacture and delivery of innovative pharmaceuticals and vaccines used by veterinarians, farmers and pet owners.

The animal healthcare product range comprises four major segments: parasiticides, anti-infectious drugs, other pharmaceutical products (such as anti-inflammatory agents, anti-ulcerous agents, etc.) and vaccines. The company’s top-selling products include Frontline®, a topical anti-parasitic flea and tick brand for dogs and cats, as well as Ivomec®, a parasiticide for the control of internal and external parasites in livestock, Heartgard®, a parasiticide for control of heartworm in companion animals, and Eprinex®, a parasiticide for use in cattle.

Merial’s major markets are the United States, France, Italy, the United Kingdom, Brazil, Australia, Japan, Germany, Spain and Canada.

Merial operates through a network of 16 production sites, with major sites located in France, the United States, Brazil and China. The major R&D sites are located in France and in the United States. Merial employs approximately 5,000 employees worldwide.

C. Organizational Structure

Sanofi-aventis is the holding company of a consolidated group of subsidiaries. The table below sets forth our significant subsidiaries and affiliates as of December 31, 2006. For a complete list of our main consolidated subsidiaries, see Note E to our consolidated financial statements, included in this annual report at Item 18.

Significant Subsidiary or Affiliate	Country	Ownership Interest
Aventis Inc.	United States	100%
Aventis Pharmaceuticals Inc.	United States	100%
Aventis Pharma SA	France	100%
Hoechst GmbH	Germany	100%
Sanofi-aventis Amerique du Nord S.N.C.	France	100%
Sanofi-aventis Deutschland GmbH	Germany	100%
Sanofi-Pasteur Inc	United States	100%
Sanofi-Synthélabo Inc.	United States	100%
Sanofi-aventis Europe S.A.S.	France	100%

Sanofi-aventis and its subsidiaries form a Group, organized around two business segments: pharmaceutical products and Vaccines.

The sanofi-aventis parent company owns some shares in Group companies directly. During 2006, we continued the rationalization of our legal structure which we began in 2005. As part of this process, many equity holdings were transferred between Group entities.

The patents and trademarks of the pharmaceuticals activity are primarily owned by the sanofi-aventis parent company, Aventis Pharma (France) and Hoechst GmbH (Germany).

Within the Group, the holding company oversees research and development activities, by defining strategic priorities, coordinating work, and taking out the industrial property rights under its own name and at its own expense. In order to fulfill this role, sanofi-aventis subcontracts research and development to its specialized French and foreign subsidiaries, in many cases licensing its patents, manufacturing know-how and trademarks. In these cases, the licensee subsidiaries manufacture and distribute the Group’s products, either directly or via local distribution entities.

In several countries, sanofi-aventis carries out part of its business operations through ventures with local partners. In addition, the Group has signed worldwide alliances by which two of its products (Plavix® and Aprovel®) are marketed through an alliance with BMS (see “— Alliances,” above).

For most Group subsidiaries, sanofi-aventis provides financing and centrally manages their cash surpluses. Under the alliance arrangement with BMS, cash surpluses and cash needs arising within alliance entities give rise to symmetrical monthly transfers between the two groups. The holding company also operates a centralized foreign exchange risk management system, which enters into positions to manage the operational risks of its main subsidiaries.

D. Property, Plant and Equipment

Our worldwide headquarters and principal executive offices are located in Paris, France. Our U.S. headquarters are located in Bridgewater, New Jersey.

We operate our business through offices and research, production and logistics facilities on approximately 700 sites worldwide. All our support functions operate out of our office premises.

A breakdown of these sites by function, ownership/leasehold status, and location (France and worldwide) are provided below. Breakdowns are based on surface area. All surface area figures are unaudited.

Breakdown of sites by function (France)

Industrial	55%
Research	24%
Offices	15%
Logistics	6%

Breakdown of sites by function (worldwide)

Industrial	53%
Research	16%
Offices	19%
Logistics	7%
Other	5%

Research and development sites

Scientific and Medical Affairs R&D activities are housed at 26 sites:

•

12 sites in France, the largest in terms of surface area and headcount being those in Vitry/Alfortville (approximately 95,000 m2), Chilly-Mazarin (66,000 m2) Montpellier (56,000 m2) and Toulouse (34,000 m2).

•	8 sites in other European countries (Germany, United Kingdom, Hungary and Italy), the largest being in Frankfurt, Germany (84,000 m2).

•	4 sites in the United States, the largest being in Bridgewater, New Jersey (111,000 m2).

•	2 sites in Japan, in Tokyo and Kawagoe.

Industrial sites

Production of chemical and pharmaceutical products is the responsibility of the Industrial Affairs Directorate, which is also in charge of most of our logistics facilities (distribution and storage centers).

We have approximately 75 production sites worldwide. The sites where the major sanofi-aventis drugs and active ingredients are manufactured are:

•

France: Ambarès (Plavix®, Aprovel®, Depakine®), Le Trait (Lovenox®), Maisons Alfort (Lovenox®), Quetigny (Stilnox®, Plavix®), Sisteron (clopidogrel), Tours (Stilnox®, Aprovel®, Xatral®, Acomplia®), Vitry (docetaxel)

•	Germany: Frankfurt (insulins, ramipril, telithromycin, Lantus®, Tritace®)

•	Italy: Scoppito (Tritace®, Amaryl®)

•	United Kingdom: Dagenham (Taxotere®), Fawdon (Plavix®, Aprovel®), Holmes Chapel (Nasacort®)

•	Hungary: Ujpest (irbesartan), Csanyikvölgy (Lovenox®)

•	United States: Kansas City (Allegra®, Amaryl®)

The headquarters of our Vaccines subsidiary sanofi pasteur are located in Lyon, France. Sanofi pasteur has industrial sites located in France (Marcy l’Etoile, Val de Reuil); in North America (Swiftwater, Pennsylvania, United States; Toronto, Canada); and in emerging markets, namely China, Thailand and Argentina.

We own most of our Research & Development and production sites, either freehold or under finance leases with a purchase option exercisable at expiration.

Breakdown of sites between owned and leased (worldwide)

Leased	69%
Owned	31%

The carrying amount of our property, plant and equipment at December 31, 2006 was €6,219 million. During 2006, we invested €1,260 million (see note D.3 to the consolidated financial statements) in increasing capacity and improving productivity at our various production and R&D sites.

We believe that our production plants and research facilities are in full compliance with regulatory requirements, well maintained, and generally adequate to meet our needs for the foreseeable future. However, we review our production facilities on a regular basis with regard to environmental, health, safety and security issues, quality compliance, and capacity utilization. For more information about our property, plant and equipment, see Note D.3 to the consolidated financial statements.

Our principal investments in progress during 2007 are in our vaccines business, where construction has begun on two production facilities in France (one for bacterial production, and the other for the formulation of liquid vaccines).

We believe that our existing cash resources and unused credit facilities will be sufficient to finance these investments.

Item 4A. Unresolved Staff Comments

N/A

Item 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included in this annual report at Item 18. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

IFRS differ in certain significant respects from U.S. GAAP. Note F to our consolidated financial statements provides a description of the principal differences between IFRS and U.S. GAAP for 2004, 2005 and 2006, as they relate to our company, and reconciles our shareholders’ equity and net income to U.S. GAAP as of, and for each of the years ended, December 31, 2004, 2005 and 2006.

Unless otherwise indicated, the following discussion relates to our IFRS financial information.

The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See “— Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this document.

2006 Overview

After two years of strong growth, our Company faced more difficult conditions in 2006. During this year, we felt the full effect of generics competition for some of our products, especially in the United States where generic competitors for Allegra®, Amaryl®, Arava® and DDAVP® were launched between July and October 2005. We were also affected by healthcare system reforms in Europe, mainly in France and Germany. In addition, we were faced in August 2006 with the “at risk” launch of a generic version of clopidogrel bisulfate, even though the Plavix® patent remains in force (see Note D.22.b) to our 2006 consolidated financial statements included at Item 18 of this annual report). Plavix® sales in the U.S. market were severely affected, falling by 16.2% for the year. These sales, recorded by Bristol-Myers Squibb (BMS) under an alliance agreement, are not included in our consolidated net sales. However, the decline in U.S. sales of Plavix® eroded sales of the raw material for the product to BMS in the United States, and also significantly reduced the amount of royalties we received and our share of the post-tax income from the territories managed by BMS.

Faced with these challenges, we were able to benefit from the performance of our flagship pharmaceutical products. Our top 15 products posted comparable-basis growth of 6.4% in 2006 over 2005 (adjusting for exchange rate movements and changes in Group structure, as described below in “— Presentation of Net Sales”) compared to 14.0% in 2005 over pro forma 2004. Excluding the impact of generics of Allegra® and Amaryl® in the United States (i.e., excluding net sales of these two products in the United States for both periods), 2006 comparable-basis growth would have been 12.4%. We were also helped in 2006 by our growing human vaccines business (22.7% comparable-basis growth in 2006 compared to 26.9% in 2005 over pro forma 2004).

Our consolidated net sales reached €28,373 million in 2006, a rise of 3.9% on a reported basis and 4.0% on a comparable basis compared to 2005. Excluding the impact of generics of four products in the United States (following the launch of generics of Allegra®, Amaryl®, Arava® and DDAVP® between July and October 2005), 2006 comparable-basis growth would have been 8.2%. A geographic split of our 2006 net sales shows a balanced mix in our activities worldwide: 43.1% of net sales came from Europe (compared to 44.4% in 2005), 35.1% from the United States (compared to 35.0% in 2005), and 21.8% from “Other countries” (compared to 20.6% in 2005), the region with the fastest rate of growth (+10.5% on a comparable basis in 2006).

Given the increasingly difficult market conditions, we recognized the need to adapt our organizational structures and cost base. In France, we proposed a reorganization of our commercial subsidiary at the end of 2006, involving the loss of around 500 jobs, and additional efforts are being undertaken in the United States and in a number of other European countries. However, we reinforced our research efforts, with research and development expenses rising by 9.5% and representing 15.6% of net sales in 2006 (compared to 14.8% of net sales in 2005). At the same time, we continued to expand in fast-growing markets such as India, China, Mexico and Brazil.

Our operating income and net income were affected in 2006, 2005 and 2004 by the accounting treatment of the Aventis acquisition, which led to our recording the inventory of Aventis at fair value rather than historical cost, leaving us with significantly reduced margins when we sold its inventory. Because of the effect of this item, which amounted to €21 million after-tax charges in 2006 (against €248 million and €342 million respectively in 2005 and 2004), as well as the amortization and impairment of acquired intangible assets, which amounted to €2,935 million after-tax charges in 2006 (against €3,156 million and €795 million respectively in 2005 and 2004), and restructuring charges arising from the acquisition, we recorded operating income of €4,828 million and net income of €4,006 million in 2006 compared to operating income of €2,888 million and net income of €2,258 million in 2005 and operating income of €2,426 million and net income of €1,986 million in 2004. Without the effect of these charges, our adjusted net income amounted to €7,040 million in 2006, versus €6,335 million and €3,527 million in 2005 and 2004 respectively. The 2004 figures reflect the activities of Aventis from August 20, 2004. Adjusted net income is a non-GAAP financial measure which our management uses to monitor our operational performance, and which is defined at “— Sources of Revenues and Expenses — Adjusted Net Income,” below.

Our operations generate significant cash flow. We recorded €6,604 million of net cash provided by operating activities in 2006 against €6,398 million in 2005 and €4,049 million in 2004 (including the net cash flow from the operating activities of Aventis beginning August 20, 2004). Prior to the Aventis acquisition, we typically maintained cash and cash equivalents in amounts that exceeded our debt. In 2004, we incurred significant debt to finance the acquisition. We have reimbursed a substantial portion of this debt in 2005 and 2006. As of December 31, 2006, our debt, net of cash and cash equivalents (meaning the sum of short-term debt and long-term debt less cash and cash equivalents) amounted to €5.8 billion, down from €9.9 billion as of December 31, 2005. Debt, net of cash and cash equivalents, is a financial indicator that is used by management and investors to measure the Company’s overall net indebtedness and to assess the Company’s financing risk as measured by its gearing ratio (debt, net of cash and cash equivalents, to shareholders’ equity). The gearing ratio improved from 21.4% to 12.6% over the period. See “Liquidity and Capital Resources — Consolidated Balance Sheet and Debt”, below.

Impact of Our Acquisition of Aventis in 2004

Our results of operations and financial condition for the years ended December 31, 2004, December 31, 2005 and December 31, 2006 have been significantly affected by our August 2004 acquisition of Aventis and certain subsequent transactions (including the merger of Aventis with and into our Company in December 2004). The principal impacts of these transactions on our 2004, 2005 and 2006 consolidated financial statements and their comparability are the following:

•

the results of operations of Aventis for the period between August 20, 2004 and December 31, 2004 have been included in our consolidated income statement and consolidated statement of cash flows for the year ended December 31, 2004;

•

the allocation of a portion of the purchase price to inventory at fair value resulted in our recording a sharply reduced gross margin when we sold the inventory (the impact was €539 million or €342 million after tax in 2004, €394 million or €248 million after tax in 2005 and €32 million or €21 million after tax in 2006);

•

in connection with the acquisition, our accounting for Aventis intangible assets at fair value caused us to incur significant amortization and impairment charges (€795 million after tax and minority interests in 2004, €3,156 million after tax and minority interests in 2005 and €2,935 million after tax and minority interests in 2006);

•

we divested certain assets in connection with the acquisition, including two products, Fraxiparine® and Arixtra®, that we sold in order to respond to potential demands from competition authorities in relation to the acquisition. Aventis also divested certain assets, notably its product Campto®.

We have prepared an unaudited pro forma income statement for 2004 that presents our results of operations as if the acquisition had taken place on January 1, 2004. For a detailed description of the principles used to establish the 2004 pro forma financial statements, see Note D.1.3 to the consolidated financial statements included at Item 18 of this annual report.

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

In our discussion below (see “Results of Operations — Year Ended December 31, 2005 Compared with Pro Forma Year Ended December 31, 2004 (Unaudited)”), we identify the 2005 line items affected by our accounting for Aventis inventory at fair value rather than at cost and specify the magnitude of this effect. Because we compare 2005 reported results to 2004 pro forma results which do not use fair value accounting for this inventory, we believe it is useful for investors to be aware of this accounting effect. The impact of this accounting effect on our 2006 income is also shown in the table below. For a detailed description of the effect of accounting for Aventis inventory at fair value, see Note D.1.3 to our consolidated financial statements included at Item 18 of this annual report.

The following table presents our net sales, operating income and net income attributable to equity holders of the Company in 2004, 2005 and 2006, on a consolidated basis. In addition, 2004 data are presented on a pro forma basis:

	Consolidated Year ended December 31,			Pro Forma (unaudited) Year ended December 31
In millions of euro	2006(1)	2005(1)	2004	2004
Net Sales	28,373	27,311	14,871	25,199
Operating Income	4,828	2,888	2,426	3,199
Net Income Attributable to Equity Holders of the Company	4,006	2,258	1,986	2,316

(1)	The impacts of the workdown of inventories remeasured at fair value at the time of the acquisition on the 2006 and 2005 consolidated income statements are as follows:
- Operating income: €(32) million in 2006 vs. €(394) million in 2005
- Net income attributable to equity holders of the Company: €(21) million in 2006 vs. €(270) million in 2005.

As discussed above, the accounting treatment of the acquisition of Aventis had a significant impact on our consolidated income statement in 2004, 2005 and 2006. In addition to the impact of the allocation of a portion of the purchase price to inventory at fair value, the acquisition gave rise to significant amortization charges for acquired intangible assets. Similar effects were recorded in respect of associates (i.e. companies accounted for by the equity method). In addition, we recorded significant restructuring charges as a result of the acquisition.

In order to isolate the impact of these items, we use as an evaluation tool a non-GAAP financial measure that we refer to as “adjusted net income.” For a further discussion and definition of “adjusted net income,” see “Sources of Revenues and Expenses — Adjusted Net Income,” below. For consistency of application of this principle, adjusted net income is also adjusted for the impact of the acquisition of a minority stake in Zentiva (purchased in 2006). However, the acquisition of our minority stake in this associate did not have a significant impact.

We have calculated our adjusted net income for 2004, 2005 and 2006. We have also calculated adjusted pro forma net income for 2004 based on the same principles but starting with our unaudited 2004 pro forma net income. The following table shows our adjusted consolidated net income for 2004, 2005 and 2006 and our adjusted pro forma net income for 2004, in each case including a reconciliation to consolidated net income attributable to equity holders of the Company or pro forma net income attributable to equity holders of the Company, as the case may be.

In millions of euro, except per share data	2006		2005		2004		2004
					(consolidated)		(pro forma, unaudited)
Net income attributable to equity holders of the Company	4,006		2,258		1,986		2,316
Less: material accounting adjustments related to business combinations:
- elimination of expense arising on the workdown of acquired inventories remeasured at fair value, net of tax	21		248		342		N/A
- elimination of expenses arising on amortization and impairment of intangible assets, net of tax (portion attributable to equity holders of the Company)	2,935		3,156		795		2,324
- elimination of expenses arising from the impact of the acquisitions on equity investees (workdown of acquired inventory, amortization and impairment of intangible assets, and impairment of goodwill)	13	(3)	58		(2)		23
- elimination of impairment losses charged against goodwill	—		—		—		—
Elimination of acquisition-related integration and restructuring charges, net of tax	65		615		406		362

Adjusted net income	7,040		6,335		3,527		5,025

Adjusted earnings per share (in euro)	5.23	(1)	4.74	(1)	3.88	(1)	3.77	(2)

(1)	Based on 910.3 million shares for 2004, 1,336.5 million shares for 2005 and 1,346.8 million shares for 2006, equal to the weighted average number of shares outstanding.
(2)	Based on 1,333.4 million shares (for 2004), equal to the weighted average number of shares outstanding in 2004, determined as if the acquisition had taken place on January 1, 2004.
(3)

Includes impact of the Zentiva acquisition (€11 million), amortization and impairment (net of tax) relating to the acquisition of Aventis (€97 million) and reversal of a deferred tax liability on the investment in Merial (€95 million).

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

Cost of Sales. Our cost of sales consists primarily of the cost of purchasing active ingredients and raw materials, labor and other costs relating to our manufacturing activities, packaging materials, payments made under licensing agreements and distribution costs. We have license agreements under which we distribute products that are patented by other companies and license agreements under which other companies distribute products that we have patented. When we pay royalties, we record them in cost of sales, and when we receive royalties, we record them in “Other revenues” as discussed above.

Adjusted Net Income. We believe that investors’ understanding of our operational performance following the combination of Sanofi-Synthélabo and Aventis is enhanced by disclosing our “adjusted net income.”

We define “adjusted net income,” an unaudited non-GAAP financial measure, as net income attributable to equity holders of the Company determined under IFRS, adjusted to exclude (i) the material impacts of the application of purchase accounting to acquisitions (primarily the Aventis acquisition) and (ii) certain acquisition-related integration and restructuring costs. We view adjusted net income as an operating performance measure and believe that the most directly comparable IFRS measure is net income attributable to equity holders of the Company.

Non-GAAP adjusted net income excludes the effects of purchase-accounting treatment under IFRS related to acquisitions (primarily our acquisition of Aventis). We believe that excluding these non-cash charges will enhance an investor’s understanding of our underlying economic performance after the combination with Aventis because we do not consider that the excluded charges reflect the combined entity’s ongoing operating performance. Rather, we consider that each of the excluded charges reflects the decision to acquire the businesses concerned.

The purchase-accounting effects on net income primarily relate to:

•	the charges to cost of sales resulting from the workdown of acquired inventory that was written up to fair value, net of tax;

•	the charges related to the impairment of the goodwill;

•	the charges related to the amortization and impairment of intangible assets, net of tax and minority interests.

The purchase-accounting effects on 2006 net income of the acquisition of Zentiva primarily relate to the charges to cost of sales resulting from the workdown of acquired inventory that was written up to fair value, net of tax and to the charges related to the amortization and impairment of Zentiva definite-lived intangible assets. Zentiva is accounted for as an associate using the equity method.

We believe (subject to the material limitations discussed below) that disclosing non-GAAP adjusted net income also enhances the comparability of our ongoing operating performance. The elimination of the non-recurring items, such as the increase in cost of sales arising from the workdown of inventories remeasured at fair value, improves comparability between one period and the next. Lastly, we believe that the elimination of charges related to the amortization of definite-lived intangible assets also enhances the comparability of our ongoing operating performance relative to our peers in the pharmaceutical industry that carry these intangible assets (principally patents and trademarks) at low book values either because they are the result of in-house research and development that has already been expensed in prior periods or because they were acquired through business combinations that were accounted for as poolings-of-interest.

As a result of the acquisition of Aventis, we have incurred significant integration and restructuring costs. We believe it is appropriate to exclude these costs from non-GAAP adjusted net income because these integration and restructuring costs are directly and only incurred in connection with the acquisition of Aventis. As of year-end 2006, the Company has incurred all the announced integration and restructuring costs related to the acquisition of Aventis and the subsequent merger.

Our management uses and intends to use non-GAAP adjusted net income to manage and to evaluate our performance and we believe it is appropriate to disclose this non-GAAP financial measure, as a supplement to our IFRS reporting, to assist investors with their analysis of the factors and trends affecting our business performance. We also report non-GAAP adjusted net income as a subtotal in reporting our segment information in accordance with SFAS 131 criteria. See Note D.35 to our consolidated financial statements included in Item 18 of this annual report. Our management also uses the measure as a component in setting incentive compensation targets, because it better measures the underlying operational performance of the business and excludes charges over which managers have no control. Our management also uses adjusted net income as the basis for proposing dividend policy for the enlarged Group, by analyzing dividends paid as a ratio of non-GAAP adjusted net income, which management believes provides a consistent basis for comparison across periods. Accordingly, management believes that an investor’s understanding of the evolution of our dividend policy is enhanced by disclosing non-GAAP adjusted net income.

We have also decided to report adjusted earnings per share. Adjusted earnings per share is a specific financial indicator, which we define as adjusted net income divided by the weighted average number of shares outstanding. Our management also intends to give earnings guidance based on adjusted earnings per share.

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

•

Amortization of identifiable intangible assets acquired, primarily from Aventis. Although this amortization is a non-cash charge, it is important for investors to consider it because it represents an allocation in each reporting period of a portion of the purchase price that we paid for the identifiable intangible assets of Aventis (principally patents and trademarks). We paid an aggregate of €31,279 million for these intangible assets (which, in general, will be amortized over their useful lives, which represents an average amortization period of eight years). A large part of our revenues after the combination could not be generated without owning these assets. Also, a significant portion of the purchase price paid for these assets has been financed by debt obligations which will need to be repaid in cash in the future. Further, if we do not continuously replace revenue-generating intangible assets as they become unproductive (for example, through researching and developing new pharmaceutical products), we may not be able to maintain or grow our revenues.

•

Integration and restructuring costs. Non-GAAP adjusted net income does not reflect any integration and restructuring costs even though it reflects any synergies that arise from the merger of sanofi-aventis and Aventis.

•	The difference in treatment of similar charges may complicate the use of non-GAAP adjusted net income as a comparative measure:

•

Amortization of identifiable intangible assets. Non-GAAP adjusted net income reflects amortization charges related to intangible assets that we owned at the time that we acquired Aventis and to intangible assets that we may acquire after that acquisition, even though non-GAAP adjusted net income will not reflect the amortization charges related to identifiable intangible assets acquired from Aventis and potential future other business combinations.

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

In determining the level of future dividend payments, and in analyzing dividend policy on the basis of non-GAAP adjusted net income, our management intends to take into account the fact that a significant portion (approximately €10.5 billion) of the purchase price we paid for Aventis (including the purchase price allocated to identifiable intangible assets and goodwill) has been financed with borrowed funds and that this borrowed money will have to be repaid in cash in the medium term (to the extent not already repaid). See “Liquidity and Capital Resources — Consolidated Balance Sheet and Debt,” below. Further, our management intends to take into account the fact that the adjustments reflected in non-GAAP adjusted net income have no effect on the underlying amount of cash available to pay dividends, and that although the adjustments relating to the elimination of the effect of the purchase accounting treatment of the Aventis acquisition and other acquisitions represent non-cash charges, the adjustments relating to integration and restructuring costs represent significant cash charges in the periods immediately following the closing of the acquisition.

This Item 5 contains discussion and analysis of adjusted net income on the basis of both consolidated and pro forma financial data. Because our non-GAAP adjusted net income is not a standardized measure, it may not be comparable with the non-GAAP financial measures of other companies having the same or a similar name.

Presentation of Net Sales

In the discussion below, we present our consolidated net sales for 2005 and 2006, and both our consolidated net sales and pro forma net sales for 2004. We break down our net sales among various categories, such as by activity, product and geographical area. We refer to our consolidated and pro forma sales as “reported” sales.

•	Consolidated Net Sales. For 2004, our consolidated net sales include the net sales of Aventis and its subsidiaries from August 20, 2004.

•

Pro Forma Net Sales. Pro forma net sales is an unaudited financial indicator comprising consolidated net sales as reported by sanofi-aventis, plus Aventis net sales over the period from January 1 to August 20 for the year ended December 31, 2004, excluding net sales of Arixtra®, Fraxiparine® and Campto® (divested at the request of the antitrust authorities, and eliminated from the start of the periods presented), and excluding the Aventis Behring business which was divested in March 2004. The derivation of our condensed pro forma financial results is set out at Note D.1.3 to our consolidated financial statements included in Item 18 of this annual report.

In addition to reported sales, we also present and discuss another unaudited non-GAAP indicator that we believe is a useful measurement tool to explain changes in our reported net sales:

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

A reconciliation of our reported net sales to our comparable net sales is provided at “Results of Operations — Year Ended December 31, 2006 compared with Year Ended December 31, 2005 — Net Sales” and “Results of Operations — Year Ended December 31, 2005 compared with Pro Forma Year Ended December 31, 2004 (unaudited) — Net Sales” below.

Financial Presentation of Alliances

We have entered into a number of alliances for the development, co-promotion and/or co-marketing of our products. We believe that a presentation of our two principal alliances is useful to an understanding of our financial statements.

BMS Alliance

Our revenues, expenses and operating income are affected significantly by the presentation of our alliance with BMS in our consolidated financial statements.

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

The alliance arrangements include two royalty streams that are applied on a worldwide basis (excluding Japan), regardless of the marketing system and regardless of which company has majority ownership and operational management:

•

Discovery Royalty. We earn a discovery royalty on all sales of Aprovel® and Plavix® regardless of the marketing system. The discovery royalty is reflected in our consolidated income statement in “other revenues.”

•

Development Royalty. In addition to the discovery royalty, we and BMS are each entitled to a development royalty related to certain know-how and other intellectual property in connection with sales of Aprovel® and Plavix®. Each legal entity that markets products pays a development royalty. We record development royalties paid to BMS in our consolidated income statement as an increase to our cost of sales in countries where we consolidate sales of the products. We record development royalties that we receive as “other revenues” in countries where BMS consolidates sales of the products.

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

Territory under our operational management. In the territory under our operational management, the marketing arrangements are as follows:

•

we use the co-promotion system for most of the countries of Western Europe for Aprovel® and Plavix® and for certain Asian countries for Plavix®. We record 100% of all alliance revenues and expenses in our consolidated financial statements. We also record, as selling and general expenses, payments to BMS for the cost of BMS’s personnel involved in the promotion of the products. BMS’s share of the operating income of the alliances is recorded as “minority interests”.

•	we use the co-marketing system in Germany, Spain and Greece for both Aprovel® and Plavix® and in Italy for Aprovel®.

•

we have the exclusive right to market Aprovel® and Plavix® in Eastern Europe, Africa and the Middle East, and we have the exclusive right to market Aprovel® in Asia (excluding Japan). Since September 2006, we have had the exclusive right to market Aprovel® in Scandinavia and in Ireland.

Territory under BMS operational management. In the territory under BMS operational management, the marketing arrangements are as follows:

•

we use the co-promotion system in the United States and Canada, where the products are sold through the alliances under the operational management of BMS. With respect to Avapro® (the brand name used in the United States for Aprovel®) and Plavix®, we record our share of the alliance’s operating income under “share of profit/loss of associates”. We also record payments from BMS for the cost of our personnel in connection with the promotion of the product as a deduction from our selling and general expenses.

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

The financial impacts of the alliance on the Company’s income statement are described in “Results of Operations”, in particular in “— Net sales”, “— Other Revenues”, “— Share of Profit/Loss of Associates” and “— Net Income Attributable to Minority Interests”.

P&G Alliance

The other principal alliance with a significant effect on our revenues, expenses and operating income is our alliance with P&G relating to the product Actonel® (risedronate sodium). Actonel®, a new-generation biphosphonate indicated for the treatment and prevention of osteoporosis, is developed and marketed in collaboration with P&G under an agreement signed in April 1997 and amended on October 8, 2004. This agreement covers the worldwide development and marketing of the product, except for Japan, which is not included in the alliance and is covered by a separate marketing agreement.

Under the Actonel® alliance, local marketing arrangements may take various forms:

•

Co-promotion, whereby sales resources are pooled but only one of the two partners invoices product sales. Co-promotion is carried out under contractual agreements and is not based on any specific legal entity. P&G sells the product and incurs all the related costs for the following countries: United States, Canada, France, Germany, Belgium, The Netherlands and Luxembourg. We recognize our share of income under the agreement in the income statement as a component of “Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation” on the line “Other operating income.” In the secondary co-promotion territories (the United Kingdom, Ireland, Sweden, Finland, Greece, Switzerland, Austria, Portugal and Australia), we sell the product and recognize all the revenues from sales of the product along with the corresponding expenses in our consolidated income statement.

•

Co-marketing, which applies in Italy and Spain, whereby each partner sells the product in the country under its own name and recognizes all revenues and expenses from its own operations in its income statement.

•

In all other territories, we have exclusive rights to sell the product. We recognize all revenues and expenses from our own operations in our income statement, but in return for these exclusive rights pay P&G a royalty based on actual sales. This royalty is recognized in cost of sales.

Impact of Exchange Rates

We report our consolidated financial statements in euros. Because we earn a significant portion of our revenues in countries where the euro is not the local currency, our results of operations can be significantly affected by exchange rate movements between the euro and other currencies, primarily the U.S. dollar and the Japanese yen and, to a lesser extent, the British pound and currencies in emerging countries. We experience these effects even though certain of these countries do not account for a large portion of our net sales. In 2006, we earned 35.1% of our net sales in the United States. A decrease in the value of the U.S. dollar against the euro has a negative impact on our revenues, which is not offset by an equal reduction in our costs and therefore negatively affects our operating income. A decrease in the value of the U.S. dollar has a particularly significant impact on our operating margins, which are higher in the United States than elsewhere, and on the contribution to net income of our alliance with BMS in the United States, which is under the operational management of BMS, as described in “Financial presentation of Alliance — BMS Alliance” above.

For a description of positions entered into to manage operational exchange rate risks as well as our hedging policy, see “Item 11. Quantitative and Qualitative Disclosures about Market Risks.”

Divestments

Our main divestment during 2006 was the transfer of our rights to Exubera® and our interest in the Diabel joint venture to Pfizer. On January 13, 2006, we signed an agreement to transfer our rights to Exubera®, an inhaled human insulin, to Pfizer. The terms of the 1998 alliance between Aventis and Pfizer to jointly develop, manufacture and market Exubera® included a change of control clause, which Pfizer decided to exercice following the acquisition of Aventis by Sanofi-Synthélabo.

Under the terms of the agreement signed on January 13, 2006, sanofi-aventis sold to Pfizer its share in the worldwide rights for the development, manufacturing and marketing of Exubera®, along with its interest in the Diabel joint venture (based in Frankfurt, Germany), which owns the insulin manufacturing facility used in the production of Exubera®.

In return for the transfer of these assets and rights, sanofi-aventis received a payment of $1.3 billion (net of German taxes). The impact of this transaction in 2006 was a pre-tax gain of €460 million, recognized in “Gains and losses on disposals, and litigation”, and an after-tax gain of €384 million.

Acquisitions

Our main acquisition during 2006 was as follows: on March 27, 2006, we paid €433 million (including acquisition costs) to acquire the entire interest in Zentiva N.V. (7,487,742 shares) held by Warburg Pincus, and a further 1,998,921 shares held by certain managers and employees of Zentiva. On completion of this transaction, we held a 24.9% interest in the capital of Zentiva. The company’s management, which owns approximately 5.9% of the capital, signed a shareholders’ agreement with sanofi-aventis, which appoints two of the 8 members of Zentiva’s Board of Directors.

Zentiva N.V. is an international pharmaceutical company that develops, manufactures and markets low-cost branded pharmaceutical products. The company has strong positions in the Czech Republic, Slovakia and Romania, and is expanding rapidly in Poland, Russia and the Baltic states.

In 2006, Zentiva generated sales of 14,020 million Czech koruna (CZK), or €495 million, against CZK 11,839 million (€410 million) in 2005. Net income totaled CZK 2,228 million (€79 million) in 2006, against CZK 1,878 million (€65 million) in 2005. The Zentiva group employs over 4,000 people, and has production sites in the Czech Republic, Slovakia and Romania.

We do not control Zentiva, although as a result of our significant interest in Zentiva, this investment is accounted for as an associate using the equity method.

Results of Operations

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

The table below shows the main components of net income in 2006 and 2005:

(under IFRS)	2006		2005
In millions of euro		as % of net sales		as % of net sales
Net sales	28,373	100.0%	27,311	100.0%
Other revenues	1,116	3.9%	1,202	4.4%
Cost of sales	(7,587)	(26.7%)	(7,566)	(27.7%)
Gross profit	21,902	77.2%	20,947	76.7%
Research & development expenses	(4,430)	(15.6%)	(4,044)	(14.8%)
Selling & general expenses	(8,020)	(28.3%)	(8,250)	(30.2%)
Other operating income	391	1.4%	261	1.0%
Other operating expenses	(116)	(0.4%)	(124)	(0.5%)
Amortization of intangibles	(3,998)	(14.1%)	(4,037)	(14.8%)
Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation	5,729	20.2%	4,753	17.4%
Restructuring costs	(274)	(1.0%)	(972)	(3.6%)
Impairment of property, plant & equipment and intangibles	(1,163)	(4.1%)	(972)	(3.6%)
Gains and losses on disposals, and litigation	536	1.9%	79	0.4%
Operating income	4,828	17.0%	2,888	10.6%
Financial expenses	(455)	(1.6%)	(532)	(1.9%)
Financial income	375	1.3%	287	1.0%
Income before tax and associates	4,748	16.7%	2,643	9.7%
Income tax expense	(800)	(2.8%)	(477)	(1.8%)
Share of profit/loss of associates	451	1.6%	427	1.6%
Net income	4,399	15.5%	2,593	9.5%
- attributable to minority interests	393	1.4%	335	1.2%

- attributable to equity holders of the Company	4,006	14.1%	2,258	8.3%

Net Sales

Net sales for the year ended December 31, 2006 were €28,373 million, an increase of 3.9% on a reported basis and 4.0% on a comparable basis relative to 2005. Excluding the impact of the introduction of generics of Allegra®, Amaryl®, Arava® and DDAVP® in the United States in the second half of 2005 (i.e., excluding net sales of these products in the United States in both 2005 and 2006), growth would have reached 8.2% on a comparable basis.

Exchange rate movements had a favorable effect of 0.4 of a point. Changes in Group structure had a negative effect of 0.5 of a point. After taking these effects into account, net sales rose by 3.9% on a reported basis.

The following table sets forth a reconciliation of our reported net sales for the year ended December 31, 2005 and our comparable net sales for that year based on 2006 exchange rates and Group structure:

In millions of euro	2005
2005 Consolidated Net Sales	27,311
Impact of changes in Group structure	(151)
Impact of exchange rates	116

2005 Comparable Net Sales	27,276

Our consolidated net sales are generated by our two businesses: our pharmaceuticals activity and our human vaccines (Vaccines) activity. The following table breaks down our 2006 and 2005 consolidated net sales by activity:

In millions of euro	2006	2005	Change (%)
Pharmaceuticals	25,840	25,249	+2.3%
Vaccines	2,533	2,062	+22.8%

Total	28,373	27,311	+3.9%

Net Sales by Product — Pharmaceuticals

2006 net sales for the pharmaceuticals business, hit hard by generics of Allegra®, Amaryl®, Arava® and DDAVP® in the United States and by the impact of healthcare system reforms in France and Germany, totaled €25,840 million, up 2.3% on a reported basis and 2.5% on a comparable basis.

Net sales of the top 15 products rose by 6.4% on a comparable basis to €17,289 million, representing 66.9% of pharmaceuticals net sales against 64.4% in 2005. Excluding the impact of generics of Allegra® and Amaryl® in the United States (i.e., excluding net sales of these two products in the United States in both 2005 and 2006), the top 15 products would have achieved growth of 12.4% on a comparable basis.

Net sales of other pharmaceutical products fell by 4.6% on a comparable basis to €8,551 million in 2006. These products recorded a 5.3% fall in net sales to €5,170 million in Europe, but a rise of 4.1% to €2,614 million in the rest of the world outside the United States and Europe. Excluding the impact of generics of DDAVP® and Arava® in the United States (i.e., excluding net sales of these two products in the United States in both 2005 and 2006), net sales of other pharmaceutical products would have fallen by 2.4% on a comparable basis in 2006. For a description of our other pharmaceutical products, see “Item 4. Information on the Company — B. Business Overview — Other Pharmaceutical Products.”

The following table breaks down our net sales for the pharmaceuticals business by product:

In millions of euro		2006	2005 reported	2005 comparable	Change (%)
Product	Indication				reported	comparable
Lovenox®	Thrombosis	2,435	2,143	2,157	+13.6%	+12.9%
Plavix®	Atherothrombosis	2,229	2,026	2,033	+10.0%	+9.6%
Stilnox®	Insomnia	2,026	1,519	1,520	+33.4%	+33.3%
Taxotere®	Breast cancer, lung cancer, prostate cancer	1,752	1,609	1,616	+8.9%	+8.4%
Eloxatine®	Colorectal cancer	1,693	1,564	1,570	+8.2%	+7.8%
Lantus®	Diabetes	1,666	1,214	1,217	+37.2%	+36.9%
Copaxone®	Multiple sclerosis	1,069	902	907	+18.5%	+17.9%
Aprovel®	Hypertension	1,015	892	896	+13.8%	+13.3%
Tritace®	Hypertension	977	1,009	1,026	-3.2%	-4.8%
Allegra®	Allergic rhinitis	688	1,345	1,367	-48.8%	-49.7%
Amaryl®	Diabetes	451	677	678	-33.4%	-33.5%
Xatral®	Benign prostatic hyperplasia	353	328	329	+7.6%	+7.3%
Actonel®	Osteoporosis, Paget’s disease	351	364	329	-3.6%	+6.7%
Depakine®	Epilepsy	301	318	318	-5.3%	-5.3%
Nasacort®	Allergic rhinitis	283	278	281	+1.8%	+0.7%
Sub-total top 15 products		17,289	16,188	16,244	+6.8%	+6.4%

Other products		8,551	9,061	8,968	-5.6%	-4.6%

Total pharmaceuticals		25,840	25,249	25,212	+2.3%	+2.5%

Net sales of Lovenox®, the leading low molecular weight heparin on the market, totaled €2,435 million in 2006, a rise of 12.9% on a comparable basis. Growth of the product continues to be driven by its increasing use in medical prophylaxis, where Lovenox® continues to grow and gain patient share from unfractionated heparins, particularly in the United States. Filing for approval of Lovenox® as a treatment for patients suffering from acute ST-segment elevation myocardial infarction (ExTRACT study) took place in the second half of 2006 in both Europe and the United States (priority review granted by the FDA). This new indication is expected to further enhance Lovenox®’s position compared to unfractioned heparins.

Net sales of Plavix® recognized by sanofi-aventis in 2006 increased 9.6% on a comparable basis to €2,229 million. See “— Plavix® and Aprovel®” below for information on Plavix®’s market performance in 2006. Our consolidated net sales of this product also include sales of Plavix® raw materials to entities controlled by BMS in the United States. These sales fell by 26.1% on a comparable basis to €156 million during 2006 due to the launch at risk in the United States of a generic version of clopidogrel bisulfate 75 mg tablets. Excluding this effect (i.e., excluding sales of Plavix® raw materials to the United States in the second half), our consolidated net sales of Plavix® would have risen by 13.3% on a comparable basis in 2006.

Net sales of Stilnox® increased by 33.3% on a comparable basis in 2006 to €2,026 million, principally driven by a 38.1% comparable-basis increase in U.S. net sales of Ambien®/Ambien CR™ (the brand names used in the United States) to €1,838 million. Ambien®/Ambien CR™ achieved U.S. market share of 46.2% in 2006 (IMS NPA 3 channels December 2006). At end December 2006, prescriptions of Ambien CR™ accounted for approximately 31.8% (IMS NPA Retail and Mail order) of total Ambien® brand prescriptions in the United States. At the end of November 2006, the FDA granted pediatric exclusivity to Ambien® and Ambien CR™. For more information, see “Item 4. Information on the Company — B. Business Overview — Patents, Intellectual Property and Other Rights.” One effect of this decision was to extend Ambien® protection until April 2007. In Japan, sales of Myslee® (not included in our consolidated net sales) were €119 million, an increase of 15.7% on a comparable basis.

Taxotere® recorded strong comparable-basis growth during 2006 in “Other countries” (up 13.8%) and in Europe (up 14.2%). In the United States, the product achieved growth of 1.0% to €708 million in a persistently tough competitive environment. In 2006, Taxotere® reinforced its sales potential in the United States and Europe with the approval of two new indications:

-	advanced stage gastric cancer in combination with the standard treatment (cisplatin and 5-fluorouracil), and
-	as induction treatment for patients with head and neck cancer in combination with a classic regimen (cisplatin and 5-fluorouracil).

Over 2006 as a whole, net sales of Eloxatine® rose by 7.8% on a comparable basis to €1,693 million. Eloxatine®’s full-year growth of 3.7% in Europe reflects faster growth during the first part of the year weighed down by an 11.4% drop of fourth-quarter net sales of Eloxatine® in Europe to €124 million due to the introduction of generics in Germany and the United Kingdom. It is expected that Eloxatine® will face generic competition throughout Europe in 2007. Eloxatine® continued to register strong growth in the United States and other countries in 2006. The FDA granted a pediatric extension for Eloxatine® in the United States, extending by six months the data protection period until February 2007 as well as the other regulatory exclusivity periods.

Lantus®, the world’s leading insulin brand, continued to register excellent performances, with net sales up 36.9% on a comparable basis to €1,666 million in 2006. The new disposable pen, Solostar®, was approved in Europe in September 2006, and the application is currently under review in the United States. The first launch of Solostar® took place in the final quarter of 2006.

Net sales of Copaxone® advanced 17.9% on a comparable basis to €1,069 million in 2006, driven by strong growth both in Europe and the United States.

Net sales of Aprovel® amounted to €1,015 million in 2006, an increase of 13.3% on a comparable basis. See “— Plavix® and Aprovel®” below for information on the product’s performance in 2006.

In addition to the blockbuster products described above, each of which registered annual net sales of over €1 billion in 2006, our remaining top 15 pharmaceutical products contributed net sales in the aggregate of approximately €3,404 million in 2006, or about 13% of our total pharmaceutical sales for the year. Of particular note for these products in 2006 was the first full year of generic competition for Allegra® in the United States following a launch at risk in late 2005 and for Amaryl® following the expiration of that product’s patent protection.

The table below breaks down sales of our top 15 products by geographic region in 2006:

In millions of euro	Europe		United States		Other countries
Product		Comparable basis growth		Comparable basis growth		Comparable basis growth
Lovenox®	689	+6.5%	1,502	+16.0%	244	+13.5%
Plavix®	1,617	+9.5%	156	-26.1%	456	+32.2%
Stilnox®	95	-12.0%	1,838	+38.1%	93	+14.8%
Taxotere®	714	+14.2%	708	+1.0%	330	+13.8%
Eloxatine®	564	+3.7%	965	+7.3%	164	+29.1%
Lantus®	520	+26.5%	1,006	+39.7%	140	+62.8%
Copaxone®	279	+20.8%	733	+17.5%	57	+9.6%
Aprovel®	808	+11.4%	—	—	207	+21.1%
Tritace®	509	-11.5%	16	+100.0%	452	+2.0%
Allegra®	51	-1.9%	384	-62.7%	253	-11.2%
Amaryl®	174	-31.5%	15	-91.9%	262	+10.1%
Xatral®	210	-10.3%	92	+73.6%	51	+21.4%
Actonel®	242	+3.4%	—	—	109	+14.7%
Depakine®	210	-10.3%	—	—	91	+8.3%
Nasacort®	41	+7.9%	214	-0.5%	28	+0.0%

The year 2006 also saw the first launches of our product Acomplia® (rimonabant). The product has been available in the United Kingdom since end June 2006, and by year end 2006 was available in a further 8 European Union countries and Argentina. Net sales totaled €31 million in 2006. The product was launched in Chile, Colombia, Cyprus, France and Mexico in the first quarter of 2007, with additional launches anticipated during the course of the year. Acomplia® has been very favorably received by specialists and general practitioners for obese patients presenting cardiometabolic risk factors. The rimonabant New Drug Application is under review in the United States. On October 26, 2006, we submitted a complete response to the approvable letter received from the FDA on February 17, 2006. The FDA accepted this as a complete class 2 response, and set a user fee goal date of July 26, 2007.

Plavix® and Aprovel®

Two of our leading products – Plavix® and Aprovel® – were discovered by sanofi-aventis and jointly developed with Bristol-Myers Squibb (BMS). Sales of both products are realized by sanofi-aventis and/or BMS worldwide according to the Alliance Agreement which is described in “Financial Presentation of Alliances — BMS Alliance”.

The worldwide sales of these two products are an important indicator of the global market presence of sanofi-aventis products, and we believe this information facilitates a financial statement user’s understanding and analysis of our consolidated income statement, in particular in terms of understanding our overall profitability in relation to consolidated revenues as well as to facilitate a user’s ability to understand and assess the effectiveness of our research and development efforts.

Also, disclosing sales made by BMS of these two products enables the investor to have a clearer understanding of the evolution of different lines of our income statement, in particular the lines “Other revenues” where royalties received on those sales are booked (see “— Other Revenues”); “Share of profit/loss of associates” (see “— Share of Profit/Loss of Associates”) where our share of profit/loss of entities included in the BMS Alliance and under BMS operational management is recorded; and “Net income attributable to minority interests” (see “— Minority Interests”) where BMS share of profit/loss of entities included in the BMS Alliance and under our operational management is recorded.

The table below sets forth the sales of Plavix® and Aprovel® in the world in 2006 and 2005, broken down into three geographic regions:

In millions of euro	2006			2005			Change (%)
	sanofi- aventis (2)	BMS (3)	Total	sanofi- aventis (2)	BMS (3)	Total
Plavix®/Iscover® (1)
Europe	1,485	230	1,715	1,344	240	1,584	+8.3%
United States	10	2,157	2,167	3	2,582	2,585	-16.2%
Other countries	456	246	702	336	234	570	+23.2%

Total	1,951	2,633	4,584	1,683	3,056	4,739	-3.3%

(1)	Plavix® is marketed under the trademarks Plavix® and Iscover®.
(2)	Consolidated sanofi-aventis sales of Plavix® excluding sales to BMS (€278 million in 2006 and €343 million in 2005).
(3)	Currency translated by sanofi-aventis according to the policy disclosed in Note B.2 to our consolidated financial statements (Foreign currency translation) included at Item 18 in this annual report.

In millions of euro	2006			2005			Change (%)
	sanofi- aventis (2)	BMS (3)	Total	sanofi- aventis (2)	BMS (3)	Total
Aprovel®/Avapro®/Karvea® (1)
Europe	704	174	878	629	160	789	+11.3%
United States	—	516	516	—	458	458	+12.7%
Other countries	207	163	370	165	147	312	+18.6%

Total	911	853	1,764	794	765	1,559	+13.1%

(1)	Aprovel® is marketed under the trademarks Aprovel®, Avapro® and Karvea®.
(2)	Consolidated sanofi-aventis sales of Aprovel® excluding sales to BMS (€104 million in 2006 and €98 million in 2005)
(3)	Currency translated by sanofi-aventis according to the policy disclosed in Note B.2 to our consolidated financial statements (Foreign currency translation) included at Item 18 in this annual report.

The sales of Plavix® and Aprovel® in the world in 2006 and 2005 on a comparable basis are as follows:

In millions of euro	2006	2005	2005 comparable	Change (%) Comparable
Plavix®/Iscover®
Europe	1,715	1,584	1,582	+8.4%
United States	2,167	2,585	2,591	-16.4%
Other countries	702	570	591	+18.8%

Total	4,584	4,739	4,764	-3.8%

Aprovel®/Avapro®/Karvea®
Europe	878	789	788	+11.4%
United States	516	458	458	+12.7%
Other countries	370	312	322	+14.9%

Total	1,764	1,559	1,568	+12.5%

On August 8, 2006, Apotex announced that it had launched a generic version of clopidogrel bisulfate 75 mg tablets in competition with Plavix® in the United States. On August 31, 2006, the U.S. District Court for the Southern District of New York granted the motion filed by sanofi-aventis and BMS for a preliminary injunction and ordered Apotex to halt sales of its generic version of clopidogrel bisulfate. However, the Court did not order the recall of products already sold by Apotex.

As a result, sales of Plavix® in the United States have been hit hard since August 8, 2006. Fourth-quarter sales of Plavix® in the United States were €273 million. Growth in total prescriptions (TRx) of clopidogrel bisulfate remained strong, at 11.8% (IMS NPA 3 channels — Q4 2006) in the fourth quarter and 13% (IMS NPA 3 channels — YTD 2006) in 2006 as a whole. The last week of December, the share of total clopidogrel bisulfate prescriptions taken by Plavix® rose sharply, reaching 44.3%, against 21.3% (IMS NPA 2 channels) in the last week of September.

In August 2006, the FDA approved a new indication for Plavix® in patients suffering from acute ST-segment elevation myocardial infarction, to reduce the rate of death from any cause and the rate of a combined endpoint of re-infarction, stroke or death. The same indication was approved in the European Union in September 2006.

In Europe, sales of Plavix® reached €1,715 million in 2006, up 8.4% on a comparable basis. This level of growth takes account of a decline in sales in Germany (marked slowdown in the market, plus the effect of parallel imports) and the impact of a 5% price cut in France from September 1, 2006.

In Japan, the launch of Plavix® as a treatment for the reduction of recurrence after ischemic cerebrovascular disorder continued. Full-year sales reached €12 million. An application for Plavix® as a treatment for acute coronary syndrome was filed with the Japanese authorities at the end of 2006.

Worldwide sales of Aprovel® amounted to €1,764 million in 2006, up 12.5% on a comparable basis. In the United States, the product achieved sales growth of 12.7%. Over the full year, total prescriptions rose by 3.9% (IMS NPA 3 channels — YTD 2006).

Net Sales — Human Vaccines (Vaccines)

In 2006, net sales for the Vaccines business totaled €2,533 million, up 22.8% on a reported basis and 22.7% on a comparable basis. Sales were very favorably impacted by the strong growth in markets outside North America and Europe, and the continued growth of Adacel® and Menactra®, both launched recently in the United States. Sales growth was also due to strong global pediatric vaccine sales, the highly successful seasonal influenza vaccine campaigns and pre-pandemic influenza vaccine contracting activity with various governments.

Menactra®, a novel meningitis vaccine, in the market since March 2005 in the United States, recorded net sales of €242 million in 2006, a rise of 36.3% on a comparable basis.

Sales of Adacel™ (adult tetanus/diphtheria/whooping cough booster), launched in the United States in July 2005, reached €154 million in 2006. A new production facility was approved by the FDA in August 2006 and should make it easier for us to respond to demand for certain whooping cough vaccines from 2007 onwards.

Growth in our sales of influenza vaccines benefited from the fact that we exceeded our target of delivering 50 million doses of Fluzone® in the United States in 2006, with total deliveries of 55 million doses.

The following table presents the sales of our Vaccines activity by vaccine type:

In millions of euro	2006	2005 comparable	Comparable- basis growth
Polio/Whooping Cough/Hib Vaccines	633	534	+18.5%
Adult Booster Vaccines	337	273	+23.4%
Influenza Vaccines	835	655	+27.5%
Travel Vaccines	239	178	+34.3%
Meningitis/Pneumonia Vaccines	310	254	+22.0%
Other Vaccines	179	170	+5.3%

Total Human Vaccines	2,533	2,064	+22.7%

In addition to the Vaccines activity reflected in our consolidated net sales, Sanofi Pasteur MSD, our joint venture with Merck & Co in Europe, generated sales of €724 million in 2006, an increase of 5.3% on a reported basis. Excluding Hexavac®, suspended by the EMEA in September 2005, Sanofi Pasteur MSD would have recorded growth of 12.3% on a reported basis. Sanofi Pasteur MSD sales are not included in our consolidated net sales.

In September 2006, Gardasil® was approved in the European Union. This product, which was developed by Merck & Co, is the first vaccine designed to prevent genital warts caused by human papillomavirus (HPV) types 6, 11, 16 and 18, in particular cervical dysplasia and carcinoma. Sanofi Pasteur MSD has now begun marketing the product in 13 countries, including France, Germany and the United Kingdom. Other countries, including Spain and Italy, will follow during 2007.

Rotateq® (a product developed by Merck & Co) was approved by the European authorities in June 2006 for the prevention of pediatric rotavirus gastroenteritis. It was launched by Sanofi Pasteur MSD in Austria, Portugal and Germany in October 2006 and in France in January 2007.

Net Sales by Geographic Region

We divide our sales geographically into three regions: Europe, the United States and other countries. The following table breaks down our 2006 and 2005 consolidated net sales by region:

In millions of euro	2006	2005 Comparable	Comparable- basis growth
Europe	12,219	12,084	+1.1%
United States	9,966	9,594	+3.9%
Other countries	6,188	5,598	+10.5%

Total	28,373	27,276	+4.0%

In 2006, 43.1% of our net sales were generated in Europe, 35.1% in the United States, and 21.8% in the “Other countries” region.

In Europe, net sales rose by a modest 1.1% on a comparable basis in a context of ongoing healthcare system reforms in France and Germany. The German reforms, especially the pressure on doctors to curb prescriptions, led to a marked deceleration in the pharmaceutical market and in sanofi-aventis local sales during the second half. In addition, some of our products continued to be hit by parallel imports. The reform of the healthcare system in France involved higher taxes on reimbursed prescription drugs, reclassification of some products as non-reimbursable, and greater penetration of generics. Our local sales in France, which are particularly exposed because of our position as market leader, were down sharply.

In the United States, net sales rose by 3.9% on a comparable basis in 2006, driven largely by growth in sales of Ambien®/Ambien CR™, Lantus® and vaccines. Excluding the net sales impact of the four products for which generic competitors were launched in 2005 (i.e., excluding net sales of Allegra®, Amaryl®, Arava®, and DDAVP® in the United States in both 2005 and 2006), comparable-basis net sales growth would have been 17.2%.

In the “Other countries” region, net sales advanced by 10.5% on a comparable basis in 2006. Latin America and Asia continued to record strong growth rates.

Other Revenues

Other revenues, which mainly comprise royalty income under licensing agreements, totaled €1,116 million, after €1,202 million in 2005. This fall was mainly due to a drop in royalty income under the worldwide alliance with BMS on Plavix® and Aprovel®, which fell from €793 million in 2005 to €697 million in 2006 as a result of lower royalties on sales of Plavix® in the United States during the second half of 2006.

Gross Profit

Gross profit was €21,902 million, 4.6% higher than the 2005 figure of €20,947 million.

The gross margin ratio was 77.2% in 2006, compared with 76.7% in 2005. The 0.5-point improvement in the ratio reflected the contrasting effect of lower royalty income (-0.5 of a point) and a better ratio of cost of sales to net sales (+1.0 point). The improvement in this latter ratio was due to a reduction in the expense arising from the workdown of acquired Aventis inventories remeasured at fair value (€32 million, versus €394 million in 2005, equivalent to +1.3 points) plus a favorable product mix, only partly offset by the unfavorable effect on the first three quarters of 2006 of generics of four products introduced in the United States towards the end of 2005.

In 2006, we recognized royalty expense of €90 million (2005: €77 million) under the worldwide alliance with BMS on Plavix® and Aprovel®.

Research and Development Expenses

Research and development expenses increased by 9.5% from €4,044 million in 2005 to €4,430 million in 2006, equivalent to 15.6% of net sales (2005: 14.8%). This increase reflected the stepping-up of Phase III clinical trials in pharmaceuticals and higher R&D spend in the Vaccines business.

We continued to focus efforts on our seven fields of expertise (cardiovascular, thrombosis, oncology, central nervous system, internal medicine, metabolic disorders, and vaccines). New clinical programs started in 2006 included rimonabant (diabetes prevention/cardiovascular prevention), eplivanserin (insomnia), amibegron (depression and anxiety), saredutant (depression and anxiety), Plavix® and VEGF Trap (oncology).

Selling and General Expenses

Selling and general expenses amounted to €8,020 million in 2006 (2.8% lower than the 2005 figure of €8,250 million), and represented 28.3% of net sales (2005: 30.2%). Marketing and general expenses both fell during the year, reflecting the rapid and selective adaptation of our resources.

Other Operating Income and Expenses

This item showed net operating income of €275 million in 2006, compared with €137 million in 2005.

The main component of other operating income, which increased by €130 million in 2006 to €391 million, is our share of profits under the alliance with Procter & Gamble (P&G) for the worldwide (excluding Japan) development and marketing of Actonel®. The improvement of other operating income in 2006 was due largely to foreign exchange gains on commercial transactions and to income from the agreement with Prasco Laboratories on the marketing of authorized generic versions of our products in the United States.

Other operating expenses, mainly comprising the share of profits to which our alliance partners (other than BMS and P&G) are entitled under product marketing agreements, amounted to €116 million in 2006, compared to €124 million in 2005.

Amortization of Intangibles

Amortization charged against intangible assets totaled €3,998 million in the year ended December 31, 2006, compared with €4,037 million in the previous year. These charges mainly relate to intangible assets remeasured at fair value at the time of the Aventis acquisition.

Operating Income before Restructuring, Impairment of Property, Plant & Equipment and Intangibles, Gains and Losses on Disposals, and Litigation

“Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation” came to €5,729 million in 2006, compared with €4,753 million in 2005.

The table below shows trends in “Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation” by business segment in 2005 and 2006:

In millions of euro	2006	2005
Pharmaceuticals	5,217	4,565
Vaccines	512	188

Total	5,729	4,753

The table below shows “Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation” by geographic region in 2005 and 2006:

In millions of euro	2006	2005
Europe	4,603	4,360
United States	4,560	3,900
Other countries	2,082	1,804
Unallocated costs(1)	(5,516)	(5,311)

Total(2)	5,729	4,753

(1)	Unallocated costs consist mainly of fundamental research and worldwide development of pharmaceutical molecules, and part of the cost of support functions.
(2)	After charges for amortization of intangible assets of €3,998 million in 2006 and €4,037 million in 2005.

Restructuring Costs

Restructuring costs amounted to €274 million in 2006, against €972 million in 2005. The costs incurred in 2006 related to measures taken in response to the end of restructuring carried out subsequent to the acquisition of Aventis (€98 million) and to the changing economic environment in Europe, primarily France and Germany (€176 million).

The 2005 figure mainly comprised costs associated with the acquisition of Aventis: early retirement benefits and other employee-related costs, compensation for early termination of contracts, abandonment of software and other restructuring costs.

Impairment of Property, Plant & Equipment and Intangibles

Impairment charged against property, plant and equipment and intangible assets was €1,163 million in 2006, compared with €972 million in 2005.

This charge arises from the results of impairment tests, which identified impairment losses in 2006 in respect of property, plant and equipment (€210 million) and intangible assets (€953 million).

In 2006, impairment losses charged against property, plant and equipment related mainly to the industrial assets specific to the antibiotic Ketek®, following the December 2006 recommendation of the FDA Joint Advisory Committee to restrict the indications for this product to mild to moderate community acquired pneumonia. Impairment losses charged against intangible assets include €946 million relating to assets recognized at fair value on the acquisition of Aventis, mainly Ketek® (following the restriction on this product’s indications in the United States) and Tritace®/Altace® (following the “at-risk” launch of a generic version of ramipril in Canada following the obtention of generic marketing approval in late 2006).

In 2005, impairment losses of €966 million, were charged against intangible assets, relating mainly to Allegra® and other products subject to competition from generics in the United States.

Gains and losses on disposals, and litigation

Gains and losses on disposals, and litigation showed a net gain of €536 million in 2006, compared with a net gain of €79 million in 2005. In 2006, this line included gains on divestments of €550 million (including a pre-tax gain of €460 million on the sale of the Exubera® rights to Pfizer, and €45 million on the sale of the residual 30% interest in an animal nutrition business).

In 2005, this line included gains on divestments of €102 million (including a gain of €70 million on the sale of the oral hygiene business to P&G) and the reversal of a provision for the litigation with Bayer (€59 million).

Operating Income

As a result of the various factors described above, operating income for the year ended December 31, 2006 came to €4,828 million, compared with €2,888 million for the previous year.

Financial Income and Expenses

Net financial expense totaled €80 million, compared with €245 million in 2005.

The reduction in net financial expense was mainly attributable to a reduction in debt due to the cash flow generated by our operations. Net interest expense was €286 million, against €418 million in 2005. The 2006 figure also benefited from the reclassification of the €34 million positive impact of gains on euro swaps used to hedge U.S. commercial paper drawdowns. This amount was previously included in “Foreign exchange gains — Non-operating”, another component of “Financial income and expenses”.

Other factors underlying the reduction in net financial expense included:

-	an increase in gains on disposals of investments to €108 million (mainly on the sale of our interest in Rhodia), against €94 million in 2005 (disposal of several equity holdings in biotechnology companies);
-	a higher level of gains on financial instruments (€68 million, versus €49 million in 2005).

Income before Tax and Associates

Income before tax and associates came to €4,748 million, compared with €2,643 million in 2005.

Income Tax Expense

Income tax expense for the year was €800 million, compared with €477 million in 2005.

In 2006, income tax expense included our share of the tax payable on the gain arising from the sale of Exubera® (€77 million).

Share of Profit/ Loss of Associates

Our share of the net profits of associates was €451 million, compared with €427 million in 2005. This item mainly comprises our share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance (€320 million in 2006, versus €404 million in 2005). The decline relative to 2005 was due to lower sales of Plavix® in the United States. The rest of the change reflects mainly the further growth of the contribution from our 50% interest in Merial.

Net Income

Net income (before minority interests) was €4,399 million, compared with €2,593 million in 2005.

Net Income Attributable to Minority Interests

Net income attributable to minority interests was €393 million in 2006 (2005: €335 million). This item includes the share of pre-tax income paid over to BMS from territories managed by sanofi-aventis (€375 million in 2006, versus €300 million in 2005).

Net Income Attributable to Equity Holders of the Company

Net income attributable to equity holders of the Company totaled €4,006 million, versus €2,258 million in 2005.

The table below shows trends in net income attributable to equity holders of the Company by business segment for 2005 and 2006:

In millions of euro	2006	2005
Pharmaceuticals	3,649	2,207
Vaccines	357	51

Total net income attributable to equity holders of the Company	4,006	2,258

Adjusted Net Income

Adjusted net income for the year ended December 31, 2006 was €7,040 million compared to €6,335 million in 2005. Adjusted earnings per share was €5.23 in 2006, compared to €4.74 in 2005.

Reconciliation of Net Income Attributable to Equity Holders of the Company to Adjusted Net Income

In millions of euro, except per share data	2006		2005
Net income attributable to equity holders of the Company	4,006		2,258

Less: material accounting adjustments related to business combinations:
- elimination of expense arising on the workdown of acquired inventories remeasured at fair value, net of tax	21		248
- elimination of expenses arising on amortization and impairment of intangible assets, net of tax (portion attributable to equity holders of the Company)	2,935		3,156
- elimination of expenses arising from the impact of the acquisitions on equity investees (workdown of acquired inventory, amortization and impairment of intangible assets, and impairment of goodwill)	13	(2)	58
- elimination of impairment losses charged against goodwill	—		—

Elimination of acquisition-related integration and restructuring charges, net of tax	65		615

Adjusted net income	7,040		6,335

Adjusted earnings per share (in euro)(1)	5.23		4.74

(1)	Based on 910.3 million shares for 2004, 1,336.5 million shares for 2005 and 1346.8 million shares for 2006, equal to the weighted average number of shares outstanding.
(2)

Includes impact of the Zentiva acquisition (€11 million), amortization and impairment (net of tax) relating to the acquisition of Aventis (€97 million), and reversal of a deferred tax liability on the investment in Merial (€95 million).

The table below shows trends in adjusted net income by business segment for 2005 and 2006:

In millions of euro	2006	2005
Pharmaceuticals	6,479	5,903
Vaccines	561	432

Total adjusted net income	7,040	6,335

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

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

The table below shows the main components of net income in 2004 and 2005:

(under IFRS)	2005		2004
In millions of euro		as % of net sales		as % of net sales
Net sales	27,311	100.0%	14,871	100.0%
Other revenues	1,202	4.4%	862	5.8%
Cost of sales	(7,566)	(27.7%)	(4,439)	(29.9%)
Gross profit	20,947	76.7%	11,294	75.9%
Research & development expenses	(4,044)	(14.8%)	(2,389)	(16.1%)
Selling & general expenses	(8,250)	(30.2%)	(4,600)	(30.9%)
Other operating income	261	1.0%	214	1.4%
Other operating expenses	(124)	(0.5%)	(38)	(0.2%)
Amortization of intangibles	(4,037)	(14.8%)	(1,581)	(10.6%)
Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation	4,753	17.4%	2,900	19.5%
Restructuring costs	(972)	(3.6%)	(679)	(4.6%)
Impairment of property, plant & equipment and intangibles	(972)	(3.6%)	—	—
Gains and losses on disposals, and litigation	79	0.4%	205	1.4%
Operating income	2,888	10.6%	2,426	16.3%
Financial expenses	(532)	(1.9%)	(239)	(1.6%)
Financial income	287	1.0%	124	0.8%
Income before tax and associates	2,643	9.7%	2,311	15.5%
Income tax expense	(477)	(1.8%)	(479)	(3.2%)
Share of profit/loss of associates	427	1.6%	409	2.8%
Net income	2,593	9.5%	2,241	15.1%
- attributable to minority interests	335	1.2%	255	1.7%

- attributable to equity holders of the Company	2,258	8.3%	1,986	13.4%

Consolidated Net Sales

We had total consolidated net sales of €27,311 million in 2005, representing an increase of 83.7% over net sales of €14,871 million in 2004. The magnitude of the difference was principally the result of the consolidation of the net sales of Aventis beginning on August 20, 2004.

Our consolidated net sales are generated by our two businesses: our pharmaceuticals activity and our human vaccines (Vaccines) activity. The following table breaks down our 2005 and 2004 consolidated net sales by activity:

In millions of euro	2005	2004	Change (%)
Pharmaceuticals	25,249	14,188	+78.0%
Vaccines	2,062	683	+201.9%

Total	27,311	14,871	+83.7%

We divide our sales geographically into three regions: Europe, the United States and other countries. The following table breaks down our 2005 and 2004 consolidated net sales by region:

In millions of euro	2005	2004	Change (%)
Europe	12,134	7,266	+67.0%
United States	9,566	4,658	+105.4%
Other countries	5,611	2,947	+90.4%

Total	27,311	14,871	+83.7%

In Europe, we had consolidated net sales of €12,134 million in 2005, representing 44.4% of total consolidated net sales, compared to 48.9% in 2004.

In the United States, our consolidated net sales reached €9,566 million in 2005, representing 35.0% of total consolidated net sales, compared to 31.3% in 2004, reflecting the greater relative presence of Aventis in the United States compared to sanofi-aventis prior to the acquisition.

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

For additional information regarding our R&D activities, please see “Item 4. Information on the Company — B. Business Overview — Research and Development.”

Selling and General Expenses

Selling and general expenses were €8,250 million in 2005 compared to €4,600 million in 2004, mainly as a result of the consolidation of Aventis.

Other Operating Income and Expenses

Other operating income and expenses represented net income of €137 million in 2005, compared to net income of €176 million in 2004.

Other operating income mainly includes the share of profits from the alliances with P&G Pharmaceuticals to which we are entitled. The year-on-year change mainly reflects the inclusion over 12 months in 2005 (compared to four months and 10 days in 2004) of our share of profits from the alliance with P&G on the worldwide development and marketing of Actonel® (excluding Japan) and from other Aventis alliances.

Other operating expenses mainly comprises the share of profits to which our alliance partners are entitled under product marketing agreements, principally under existing agreements in Japan and Europe.

Amortization of Intangibles

Amortization of intangibles charged to income during the year ended December 31, 2005 amounted to €4,037 million, compared with €1,581 million for the previous year. This increase reflects a full year of amortization charges against Aventis intangible assets remeasured at fair value in 2005, as opposed to four months and 10 days in 2004.

Operating Income Before Restructuring, Impairment of Property, Plant & Equipment and Intangibles, Gains and Losses on Disposals, and Litigation

“Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation” came to €4,753 million in 2005, against €2,900 million in 2004.

The table below shows trends in “Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation” by business segment between 2004 and 2005:

In millions of euro	2005	2004
Pharmaceuticals	4,565	2,928
Vaccines	188	(28)

Total	4,753	2,900

The table below shows “Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation” for 2005 by geographic region:

In millions of euro	2005
Europe	4,360
United States	3,900
Other countries	1,804
Unallocated costs(1)	(5,311)

Total(2)	4,753

(1)	Unallocated costs consist mainly of fundamental research and worldwide development of pharmaceutical molecules, and part of the cost of support functions.
(2)	After charges for amortization of intangible assets of €4,037 million.

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

Gains and Losses on Disposals, and Litigation

Gains and losses on disposals, and litigation showed a net gain of €79 million in 2005, against a net gain of €205 million in 2004. In 2005, this line included gains on divestments of €102 million (including

€70 million on the sale of the oral hygiene business to P&G), and the €59 million reversal of a provision for litigation with Bayer. In 2004, it included gains on divestment of €206 million, including the gain arising on the sale of Arixtra®, Fraxiparine® and associated assets.

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

Income Before Tax and Associates

Income before tax and associates came to €2,643 million in 2005 compared with €2,311 million in 2004.

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

Net Income

Net income (before minority interests) came to €2,593 million in 2005 compared with €2,241 million in 2004.

Net Income Attributable to Minority Interests

Net income attributable to minority interests was €335 million in 2005 (compared to €255 million in 2004). This includes the share of pre-tax profits paid over to BMS from territories managed by sanofi-aventis (€300 million in 2005, compared to €257 million in 2004).

Consolidated Net Income/(Loss) Attributable to Equity Holders of the Company

As a result of the foregoing, we recorded consolidated net income attributable to equity holders of the Company of €2,258 million in 2005, compared to €1,986 million in 2004.

The table below shows trends in consolidated net income attributable to equity holders of the Company by business segment between 2004 and 2005:

In millions of euro	2005	2004
Pharmaceuticals	2,207	2,021
Vaccines	51	(35)

Total consolidated net income attributable to equity holders of the Company	2,258	1,986

Adjusted Net Income

Adjusted net income for the year ended December 31, 2005 was €6,335 million compared to €3,527 million in 2004. Adjusted earnings per share was €4.74 in 2005, compared to €3.88 in 2004.

Reconciliation of Consolidated Net Income Attributable to Equity Holders of the Company to Adjusted Net Income

In millions of euro, except per share data	2005	2004
Consolidated net income attributable to equity holders of the Company	2,258	1,986

Less: material accounting adjustments related to business combinations:
- elimination of expense arising on the workdown of acquired inventories remeasured at fair value, net of tax	248	342
- elimination of expenses arising on amortization and impairment of intangible assets, net of tax (portion attributable to equity holders of the Company)	3,156	795
- elimination of expenses arising from the impact of the acquisitions on equity investees (workdown of acquired inventory, amortization and impairment of intangible assets, and impairment of goodwill)	58	(2)
- elimination of impairment losses charged against goodwill	—	—

Elimination of acquisition-related integration and restructuring charges, net of tax	615	406

Adjusted net income	6,335	3,527

Adjusted earnings per share (in euro)(1)	4.74	3.88

(1)	Based on 910.3 million shares for 2004 and 1,336.5 million shares for 2005, equal to the weighted average number of shares outstanding.

The table below shows trends in adjusted net income by business segment between 2004 and 2005:

In millions of euro	2005	2004
Pharmaceuticals	5,903	3,416
Vaccines	432	111

Total adjusted net income	6,335	3,527

Year Ended December 31, 2005 Compared with Pro Forma Year Ended December 31, 2004 (Unaudited)

The unaudited pro forma financial data for the year ended December 31, 2004 presented below reflect our results of operations as if the acquisition of Aventis had taken place on January 1, 2004, and incorporate the effects of remeasuring Aventis assets at fair value, except for the increase in cost of sales arising from the workdown of Aventis inventories remeasured at fair value. The increase in cost of sales arising from the workdown of Aventis inventories remeasured at fair value is, however, reflected in our 2005 consolidated financial data presented below. In the discussion that follows, where a 2005 line item has been affected by this remeasurement, we so state and specify the magnitude of the impact. For a detailed description of the principles used to establish the 2004 pro forma financial statements and the effect of accounting for Aventis inventory at fair value in 2005, see Note D.1.3 to our consolidated financial statements included at Item 18 in this annual report.

The table below shows the main components of net income. Where relevant, we indicate the impact on 2005 line items of the workdown of Aventis inventories remeasured at fair value at the time of the acquisition:

In millions of euro	2005 consolidated		2004 pro forma
		as % of net sales		as % of net sales
Net sales	27,311	100.0%	25,199	100.0%
Other revenues	1,202	4.4%	1,109	4.4%
Cost of sales (1)	(7,566)	(27.7%)	(6,918)	(27.5%)
Gross profit (1)	20,947	76.7%	19,390	76.9%
Research and development expenses	(4,044)	(14.8%)	(3,964)	(15.7%)
Selling and general expenses	(8,250)	(30.2%)	(7,888)	(31.3%)
Other operating income	261	1.0%	314	1.2%
Other operating expenses	(124)	(0.5%)	(98)	(0.4%)
Amortization of intangibles	(4,037)	(14.8%)	(3,968)	(15.7%)
Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation	4,753	17.4%	3,786	15.0%
Restructuring costs	(972)	(3.6%)	(768)	(3.0%)
Impairment of property, plant & equipment and intangibles	(972)	(3.6%)	—	—
Gains and losses on disposals, and litigation	79	0.4%	181	0.7%
Operating income (1)	2,888	10.6%	3,199	12.7%
Financial expenses	(532)	(1.9%)	(848)	(3.3%)
Financial income	287	1.0%	109	0.4%
Income before tax and associates	2,643	9.7%	2,460	9.8%
Income tax expense (1)	(477)	(1.8%)	(298)	(1.2%)
Share of profit/loss of associates (1)	427	1.6%	459	1.8%
Net income (1)	2,593	9,5%	2,621	10.4%
- attributable to minority interests (1)	335	1.2%	305	1.2%

- attributable to equity holders of the Company (1)	2,258	8.3%	2,316	9.2%

(1)	The impacts on the 2005 consolidated income statement of the workdown of Aventis inventories remeasured at fair value at the time of the acquisition are as follows:

- Cost of sales: – €394 million

- Gross profit: – €394 million

- Operating income: – €394 million

- Income tax expense: +€145 million

- Share of profit/loss of associates: – €22 million

- Net income attributable to minority interests: +€1 million

- Net income attributable to equity holders of the Company: – €270 million

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

The following tables reconcile our consolidated net sales to pro forma net sales, with a breakdown between our two main activities, pharmaceuticals and Vaccines, and by region (Europe, United States and other countries) for 2004:

In millions of euro	2004 net sales consolidated	Adjustments		2004 net sales pro forma
		A	B
Pharmaceuticals	14,188	9,922	(535)	23,575
Vaccines	683	941	—	1,624

Total	14,871	10,863	(535)	25,199

In millions of euro	2004 net sales consolidated	Adjustments		2004 net sales pro forma
		A	B
Europe	7,266	4,532	(447)	11,351
United States	4,658	4,073	(10)	8,721
Other countries	2,947	2,258	(78)	5,127

Total	14,871	10,863	(535)	25,199

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

Net sales of other pharmaceutical products in 2005 fell by 1.1% to €9,061 million. For a description of our other pharmaceutical products, see “Item 4. Information on the Company — B. Business Overview — Other Pharmaceutical Products.”

The following table breaks down our net sales for the pharmaceuticals business by product:

In millions of euro	Indication	2005 Consolidated	2004 Pro forma reported	2004 Comparable	Change (%)
Product					Reported	Comparable
Lovenox®	Thrombosis	2,143	1,892	1,883	+13.3%	+13.8%
Plavix®	Atherothrombosis	2,026	1,670	1,685	+21.3%	+20.2%
Taxotere®	Breast cancer, lung cancer, prostate cancer	1,609	1,434	1,426	+12.2%	+12.8%
Eloxatine®	Colorectal cancer	1,564	1,203	1,198	+30.0%	+30.6%
Stilnox®	Insomnia	1,519	1,388	1,373	+9.4%	+10.6%
Allegra®	Allergic rhinitis	1,345	1,503	1,480	-10.5%	-9.1%
Lantus®	Diabetes	1,214	832	823	+45.9%	+47.5%
Delix®/Tritace®	Hypertension	1,009	969	985	+4.1%	+2.4%
Copaxone®	Multiple sclerosis	902	732	727	+23.2%	+24.1%
Aprovel®	Hypertension	892	778	783	+14.7%	+13.9%
Amaryl®	Diabetes	677	677	672	+0.0%	+0.7%
Actonel®	Osteoporosis, Paget’s disease	364	305	294	+19.3%	+23.8%
Xatral®	Benign prostatic hyperplasia	328	276	277	+18.8%	+18.4%
Depakine®	Epilepsy	318	301	304	+5.6%	+4.6%
Nasacort®	Allergic rhinitis	278	287	284	-3.1%	-2.1%
Sub-total for the top 15 products		16,188	14,247	14,194	+13.6%	+14.0%
Other products		9,061	9,328	9,165	-2.9%	-1.1%

Total Pharmaceuticals		25,249	23,575	23,359	+7.1%	+8.1%

Net sales of Lovenox®, the leading low molecular weight heparin on the market, reached €2,143 million in 2005, up 13.8% on a comparable basis. The product’s growth continues to be driven by the extension of its use in medical prophylaxis, and by conversion of patients from non-fractioned heparins.

Plavix® consolidated net sales reached €2,026 million in 2005, up 20.2% on a comparable basis. See “— Plavix® and Aprovel®” below for more information on the product’s performance in 2005.

Net sales of Taxotere® in 2005 rose by 12.8% on a comparable basis to €1,609 million. Taxotere® performed particularly well in Europe, recording comparable-basis growth of 20.1%. In the United States the product returned to growth in 2005, advancing by 7.3% on a comparable basis, but still faced a tough competitive environment largely as a result of competition from paclitaxel generics.

Eloxatine® performed very well in 2005, achieving growth of 30.6% on a comparable basis. The product gained market share as an adjuvant treatment for colorectal cancer in both Europe and the United States (57.2% market share in the United States for stage III patients, source: Intrinsiq Research — Rolling Quarter November 2005). In France and the United States, the new soluble formulation accounted for over 80% of Eloxatine® use at the end of 2005.

Net sales of Stilnox® rose by 10.6% on a comparable basis to €1,519 million. In the United States, Stilnox® (marketed under the brand name Ambien®) achieved growth of 12.6% to €1,331 million, boosted by an excellent performance from Ambien CR™ which from October 2005 was promoted by over 3,000 medical representatives. In December, prescriptions of Ambien CR™ represented some 15% of total prescriptions for the Ambien® brand (source: IMS NPA 3 channels — December 2005). The market share of the Ambien® brand in the United States increased further, reaching 44.7% in December 2005 (source: IMS NPA 2 channels — Weekly).

In 2005, Allegra®, which from September 2005 faced competition from generics in the United States, posted net sales of €1,345 million (down 9.1% on a comparable basis), including €1,001 million in the United States (down 15.0%). An authorized generic version of the product was launched in the United States by Prasco Laboratories on September 14, 2005, and accounted for 42.8% of generic fexofenadine total prescriptions (TRx) in December 2005 (source: IMS NPA — December 2005). In Japan, Allegra® recorded net sales of €205 million in 2005, up 34.8% on a comparable basis.

Lantus®, the leading insulin on the market and the only insulin analog to provide 24-hour peakless coverage, continued to record excellent performances, achieving 47.5% net sales growth in 2005. During the year, Lantus® attained blockbuster status as net sales reached €1,214 million. In the United States, Lantus® continued to gain market share, taking 30.4% of the market in December 2005 (source: IMS NPA 3 channels — December 2005 — insulin market).

Net sales of Aprovel® achieved comparable-basis growth of 13.9% in 2005 to €892 million. See “— Plavix® and Aprovel®” below for more information on the product’s performance in 2005.

Net sales of Amaryl® were virtually unchanged year-on-year in 2005 at €677 million (up 0.7% on a comparable basis). Amaryl® is now facing competition from generics in the United States. An authorized generic version of Amaryl® was launched by Prasco Laboratories at the start of the fourth quarter of 2005; this version accounted for 29.6% of glimepiride prescriptions (TRx) in December 2005 (source: IMS NPA — December 2005). Net sales of Amaryl® in the United States fell by 13.4% on a comparable basis to €181 million.

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

Plavix® and Aprovel®

The following table sets forth the sales of Plavix® and Aprovel® in the world made either by sanofi-aventis or BMS in 2005 and 2004, broken down into three geographic regions:

In millions of euro	2005			2004			Change (%)
	sanofi- aventis (2)	BMS (3)	Total	sanofi- aventis (2)	BMS (3)	Total
Plavix®/Iscover® (1)
Europe	1,344	240	1,584	1,107	235	1,342	+18.0%
United States	3	2,582	2,585	2	2,287	2,289	+12.9%
Other countries	336	234	570	259	193	452	+26.1%

Total	1,683	3,056	4,739	1,368	2,715	4,083	+16.1%

(1)	Plavix® is marketed under the trademarks Plavix® and Iscover®.
(2)	Consolidated sanofi-aventis sales of Plavix® excluding sales to BMS (€343 million in 2005 and €302 million in 2004).
(3)	Currency translated by sanofi-aventis according to the policy disclosed in Note B.2 to our consolidated financial statements (Foreign currency translation) included at Item 18 in this annual report.

In millions of euro	2005			2004			Change (%)
	sanofi- aventis (2)	BMS (3)	Total	sanofi- aventis (2)	BMS (3)	Total
Aprovel®/Avapro®/ Karvea® (1)
Europe	629	160	789	552	162	714	+10.5%
United States	—	458	458	—	455	455	+0.7%
Other countries	165	147	312	141	127	268	+16.4%

Total	794	765	1,559	693	744	1,437	+8.5%

(1)	Aprovel® is marketed under the trademarks Aprovel®, Avapro® and Karvea®.
(2)	Consolidated sanofi-aventis sales of Aprovel® excluding sales to BMS (€97 million in 2005 and €85 million in 2004).
(3)	Currency translated by sanofi-aventis according to the policy disclosed in Note B.2 to our consolidated financial statements (Foreign currency translation) included at Item 18 in this annual report.

The sales of Plavix® and Aprovel® in the world in 2005 and 2004 on a comparable basis are as follows:

In millions of euro	2005	2004	2004 comparable	Change (%) Comparable
Plavix®/Iscover®
Europe	1,584	1,342	1,324	+19.6%
United States	2,585	2,289	2,259	+14.4%
Other countries	570	452	465	+22.6%

Total	4,739	4,083	4,048	+17.1%

Aprovel®/Avapro®/Karvea®
Europe	789	714	708	+11.4%
United States	458	455	448	+2.2%
Other countries	312	268	276	+13.0%

Total	1,559	1437	1,432	+8.9%

In 2005, worldwide sales of Plavix® were €4,739 million, a rise of 17.1% on a comparable basis. In the United States, total prescriptions (TRx) of Plavix® rose by 12.9% in 2005 (source: IMS NPA 3 channels — 2005). Product sales benefited from a steady increase in the duration of treatment and increased penetration across all markets.

In 2005, worldwide sales of Aprovel® came to €1,559 million, an increase of 8.9% on a comparable basis. In the United States, total prescriptions (TRx) of Avapro® rose by 11.5% in 2005 (source: IMS NPA 3 channels — 2005).

Net Sales — Human Vaccines (Vaccines)

In 2005, net sales of our Vaccines business were €2,062 million, up 26.9% on a comparable basis and 27.0% relative to 2004 pro forma net sales on a reported basis.

The following table presents the sales of our Vaccines activity by vaccine type:

In millions of euro	2005 Consolidated	2004 Comparable	Change (%) Comparable
Polio/Whooping Cough/Hib Vaccines	522	506	+3.2%
Adult Booster Vaccines	270	170	+58.8%
Influenza Vaccines	671	522	+28.6%
Travel Vaccines	176	170	+3.6%
Meningitis/Pneumonia Vaccines	256	108	+137.0%
Other Vaccines	167	149	+12.1%

Total Human Vaccines	2,062	1,625	+26.9%

The Vaccines business was significantly boosted by three successful launches in the United States during 2005:

•

Menactra®, on the market since March 2005 in the United States, posted net sales of €179 million. After a fine 2005 third quarter, helped by the vaccination campaigns at the start of the American school year, Menactra® achieved further growth in the prevention of meningococcal meningitis during the final quarter. The Group shipped 3 million doses in 2005.

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

Net Sales by Geographic Region

In millions of euro	2005 Consolidated	2004 Comparable	Change (%) Comparable
Europe	12,134	11,218	+8.2%
United States	9,566	8,579	+11.5%
Other countries	5,611	5,187	+8.2%

Total	27,311	24,984	+9.3%

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

In the United States, our net sales grew by 11.5% in 2005 on a comparable basis. Growth was affected by competition from generics of four products (Allegra®, Amaryl®, Arava® and DDAVP®). Excluding the net sales impact of the four products affected by competition from generics (i.e., excluding our net U.S. sales of Allegra® and Arava® from September, of Amaryl® from October and of DDAVP® from July, for both 2005 and 2004), our remaining sales increased by 17.4% on a comparable basis.

Our net sales in “Other countries” increased by 8.2% on a comparable basis during 2005 to €5,611 million.

Other Revenues

In 2005, other revenues amounted to €1,202 million, compared with €1,109 million in 2004. The increase was mainly due to higher royalties from the Plavix® and Aprovel® worldwide alliance with BMS.

Gross Profit

Our consolidated gross profit amounted to €20,947 million in 2005, compared to €19,390 million on a pro forma basis in 2004, an increase of 8.0%. The gross margin ratio was 76.7% in 2005, compared with pro forma

76.9% in 2004. The impact of the workdown of Aventis inventory remeasured at fair value on this line amounted to €394 million in 2005. Without this impact, the gross margin ratio would have been 78.1%. The improvement compared to pro forma 2004 was due to stronger sales, a more favorable product mix, productivity gains and our purchasing policy.

Research and Development Expenses

Our research and development expenses totaled €4,044 million, equivalent to 14.8% of net sales, and 2.0% higher than the pro forma 2004 figure. The year-on-year trend reflected:

•	a marked increase in headcount during the second half of 2005;

•

tight control over operating costs, plus the direct impact of purchasing efficiencies within the enlarged Group and the favorable effects of greater internationalization of our scientific activities; and

•	an in-depth review of the product portfolio, which led to the discontinuation of some third-party collaborations.

We continued to focus our R&D efforts on seven key areas of expertise (cardiovascular, thrombosis, oncology, central nervous system, internal medicine, metabolic disorders and vaccines). See “Item 4. Information on the Company — B. Business Overview — Research and Development.”

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

Other Operating Income and Expenses

Our other operating income and expenses showed net income of €137 million in 2005, against pro forma €216 million in 2004.

Our other operating income amounted to €261 million, compared to pro forma €314 million in the previous year, the reduction being due to a less favorable net gain/loss on foreign exchange than in 2004. Our share of profits from Actonel® and from other alliances recorded further growth.

Our other operating expenses, mainly comprising the share of profits to which our alliance partners are entitled under product marketing agreements, amounted to €124 million in 2005, compared with pro forma €98 million in 2004.

Amortization of Intangibles

Amortization charged against intangible assets totaled €4,037 million in 2005, against pro forma €3,968 million in 2004. These charges mainly relate to intangible assets remeasured at fair value at the time of the Aventis acquisition.

Operating Income Before Restructuring, Impairment of Property, Plant & Equipment and Intangibles, Gains and Losses on Disposals, and Litigation

Our consolidated “operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation” amounted to €4,753 million in 2005, a 25.5% increase on the pro forma 2004 figure of €3,786 million, mainly reflecting the increase in our gross profit. “Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation” represented 17.4% of net sales, versus pro forma 15.0% in 2004. The impact of the workdown of Aventis inventory remeasured at fair value on this line amounted to €394 million in 2005.

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

Gains and Losses on Disposals, and Litigation

Our gains and losses on disposals, and litigation showed a net gain of €79 million in 2005, against a pro forma net gain of €181 million in 2004. In 2004, this pro forma line included gains on divestments of €410 million (primarily on assets divested by Aventis) and bid defense costs of €156 million. In 2005, it included gains on divestments of €102 million (including €70 million on the sale of the oral hygiene business to P&G), and the €59 million reversal of a provision for litigation with Bayer.

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

Income Before Tax and Associates

Income before tax and associates came to €2,643 million in 2005 compared to pro forma €2,460 million in 2004.

Income Tax Expense

Our income tax expense amounted to €477 million in 2005 compared to pro forma €298 million in 2004. The low effective tax rate for 2004 reflected the recognition of an exceptional gain due to the effect of a cut in French tax rates on deferred tax liabilities arising on the fair value remeasurement of the acquired intangible assets of Aventis as well as the workdown of Aventis inventory remeasured at fair value. The impact of the workdown of Aventis inventory remeasured at fair value on this line amounted to a reduction in expense of €145 million in 2005.

Share of Profit/(Loss) of Associates

In 2005, we recorded a share of profit from associates of €427 million, compared with pro forma €459 million in 2004. This line mainly comprises our share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance (€404 million, vs. pro forma €361 million in 2004). The contribution from the 50% interest in Merial also recorded further growth. The reduction in this line relative to pro forma 2004 was largely due to the deconsolidation of Wacker-Chemie, divested in 2005, as well as the workdown of Aventis inventory remeasured at fair value. The impact of the workdown of Aventis inventory remeasured at fair value on this line amounted to €22 million in 2005.

Net Income

Net income (before minority interests) came to €2,593 million in 2005 compared to pro forma €2,621 million in 2004.

Net Income Attributable to Minority Interests

Consolidated net income attributable to minority interests came to €335 million in 2005, compared to pro forma €305 million in 2004. This line includes the share of pre-tax profits paid to BMS from territories we managed (€300 million, compared to pro forma €257 million in 2004). The workdown of Aventis inventory remeasured at fair value on this line made a positive contribution of €1 million to this line in 2005.

Net Income Attributable to Equity Holders of the Company

Consolidated net income attributable to equity holders of the Company amounted to €2,258 million in 2005, compared to pro forma €2,316 million for 2004. The impact of the workdown of Aventis inventory remeasured at fair value on this line was an additional charge of €270 million in 2005. Earnings per share was €1.69, compared to pro forma €1.74 for 2004, based on a total number of shares of 1,336.5 million in 2005 and 1,333.4 million in 2004.

Adjusted Net Income

Our adjusted net income for 2005 was €6,335 million (26.1% higher than 2004 adjusted pro forma net income of €5,025 million), and represented 23.2% of net sales (compared to pro forma 19.9% in 2004).

Reconciliation of Net Income Attributable to Equity Holders of the Company to Adjusted Net Income:

In millions of euro, except per share data	2005 consolidated	2004 pro forma
Net income attributable to equity holders of the Company	2,258	2,316

Less: material accounting adjustments related to business combinations:
- elimination of expense arising on the workdown of acquired inventories remeasured at fair value, net of tax	248	N/A
- elimination of expenses arising on amortization and impairment of intangible assets, net of tax (portion attributable to equity holders of the Company)	3,156	2,324
- elimination of expenses arising from the impact of the acquisitions on equity investees (workdown of acquired inventory, amortization and impairment of intangible assets, and impairment of goodwill)	58	23
- elimination of impairment losses charged against goodwill	—	—

Elimination of acquisition-related integration and restructuring charges, net of tax	615	362

Adjusted net income	6,335	5,025

Adjusted earnings per share (in euro)	4.74	3.77

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

Liquidity and Capital Resources

Our operations generate significant positive cash flow. We fund our investments primarily with operating cash flow and pay regular dividends on our shares. In connection with our acquisition of Aventis in 2004, we incurred significant debt, of which we have repaid a substantial portion. As of December 31, 2006, our debt, net of cash and cash equivalents, stood at €5.8 billion compared to €9.9 billion a year earlier.

Consolidated Cash Flow

Generally, factors that affect our earnings – for example, pricing, volume, costs and exchange rates – flow through to cash from operations. The most significant source of cash from operations is sales of our branded pharmaceutical products and human vaccines. Collections of royalty payments also contribute to cash from operations.

Net cash provided by operating activities in 2006 totaled €6,604 million, compared with €6,398 million in 2005. Operating cash flow before changes in working capital came to €7,610 million, compared with €6,637 million in 2005. Working capital needs increased by €1,006 million in 2006, against an increase of €239 million in 2005. Operating working capital needs rose at a slightly higher rate than net sales: the usual time delay between the accounting recognition and payment of taxes had an adverse effect in 2006, as opposed to 2005 when these timing differences had a positive effect.

Net cash used in investing activities totaled €790 million in 2006 versus €1,101 million in 2005. Acquisitions of property, plant and equipment and intangibles totaled €1,454 million in 2006, versus €1,143 million in 2005. Of the 2006 figure, acquisitions of property, plant and equipment accounted for €1,188 million versus €1,035 million in 2005. Acquisitions of intangibles, totaling €266 million, related mainly to the buyout of product rights in Japan (Plavix® and rimonabant) and contractual payments in connection with the development of the oral anticancer agent S-1, a proprietary product of Taiho. Acquisitions of investments in consolidated undertakings came to €509 million, the principal item being the €433 million acquisition of a 24.9% interest in Zentiva. Divestments of €1,174 million (net of tax) mainly related to the sale of the Exubera® rights to Pfizer for $1.3 billion (€1.1 billion) before tax, giving net proceeds of €821 million. The net proceeds on the divestment of our interest in Rhodia were €182 million. In 2005, acquisitions of investments in consolidated undertakings (€692 million) mainly comprised the buyout of the Hoechst minority shareholders, and divestments (€733 million) consisted of the divestment of Wacker-Chemie (€405 million), the oral hygiene business, and various minority interests in the biotechnology sector.

Net cash used in financing activities amounted to €5,854 million, versus €5,985 million net cash used in 2005. The 2006 figure included the dividend payout of €2.0 billion and the partial repayment of our short-term debt in an amount of €3.7 billion. The 2005 figure includes the dividend payout (€1.6 billion) and the partial repayment of our debt in an amount of €4.8 billion (net change in short-term and long-term debt).

After the impact of exchange rates (principally the U.S. dollar), the net change in cash and equivalents in the balance sheet during 2006 was a reduction of €96 million, compared with a reduction of €591 million in 2005.

Subsequent to December 31, 2006, we received a payment of $320 million from CSL Limited, as part of a settlement of a number of obligations related to our sale of Aventis Behring to CSL in 2004 including an earn-out clause (see Note D.20.2.b) to our consolidated financial statements). This remittance will make a positive contribution to cash flows in 2007.

Consolidated Balance Sheet and Debt

There has been a change in accounting method relative to 2005 in the way we account for provisions for pensions and other long-term employee benefits. We have adopted the option offered by the amendment to IAS 19 to recognize all actuarial gains and losses under defined-benefit plans as a component of equity in the balance sheet. The effect on the balance sheet as at December 31, 2005 is a €509 million reduction in shareholders’ equity (from €46,826 million to €46,317 million), a €796 million increase in the provision for pensions, and a €287 million increase in deferred tax assets.

Total assets stood at €77,763 million at December 31, 2006, €9,182 million lower than the previous year-end figure of €86,945 million. This was due primarily to exchange rate movements during the year, which accounted for €4.3 billion of the decrease (including €3.6 billion due to movements in the rate of the U.S. dollar against the euro); and to ongoing amortization charges and impairment losses related to acquired Aventis intangible assets (impact: €4.8 billion).

At December 31, 2006, our debt, net of cash and cash equivalents, stood at €5.8 billion, compared with €9.9 billion at December 31, 2005. We define debt, net of cash and cash equivalents, as short-term debt plus long-term debt, minus cash and cash equivalents.

The table below sets out the calculation of this indicator from the most directly comparable GAAP financial measure, debt.

In millions of euro	2006	2005	2004
Debt	6,944	11,175	16,042
Cash and cash equivalents	(1,153)	(1,249)	(1,840)

Debt, net of cash and cash equivalents	5,791	9,926	14,202

The gearing ratio (debt, net of cash and cash equivalents, to shareholders’ equity) improved from 21.4% to 12.6% between December 31, 2005 and December 31, 2006. For an analysis of our debt, net of cash and cash equivalents, at December 31, 2006 by type, maturity, interest rate and currency, refer to Note D.17 to the consolidated financial statements included at Item 18 in this annual report.

Other key movements in balance sheet items for the period under review are summarized below:

•	Shareholders’ equity amounted to €45,820 million at December 31, 2006, versus €46,317 million at December 31, 2005. This reduction reflected the following factors:

•

The positive impact of net income attributable to equity holders of the Company for the period (€4.0 billion), less the dividend payout of €2.0 billion, plus items recognized directly in equity (€0.2 billion, primarily on adoption of the option offered by the amendment to IAS 19 to recognize all actuarial gains and losses on employee benefits as a component of equity) and the accounting impact of stock options (€0.5 billion, including €0.3 billion for share issues carried out in connection with stock option plans).

•	The negative impact of foreign exchange movements (€3.2 billion, of which €2.7 billion related to the U.S. dollar).

•

Goodwill fell by €1.8 billion, mainly due to foreign exchange movements (€1.5 billion, including €1.4 billion related to the U.S. dollar), the rest being attributable to the recognition of deferred tax assets.

•

Intangible assets fell by €6.5 billion. Amortization and impairment amounted to €5.1 billion, including €953 million of impairment losses (relating primarily to Ketek® and Tritace®) recognized on the basis of the results of impairment tests. The depreciation of foreign currencies against the euro reduced intangible assets by €1.7 billion. The remaining year-on-year movement was due to acquisitions of intangible assets (€0.3 billion).

•

Net deferred tax liabilities fell by €3.0 billion to €5.8 billion, due mainly to reversals of deferred tax liabilities associated with the amortization and impairment of intangible assets (€1.8 billion) and to the effect of foreign exchange movements (€0.5 billion).

At December 31, 2006, we held 8.9 million of our own shares, representing 0.7% of the share capital, and netted off shareholders’ equity. This figure takes into account the cancellation of 48.0 million treasury shares during 2006. We did not repurchase any of our own shares in 2006.

The financing in place at December 31, 2006 is not subject to covenants regarding financial ratios, and contains no clauses linking credit spreads or fees to our credit rating.

Liquidity

We expect that our existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements. €427 million of our cash and cash equivalents is held by our captive insurance and reinsurance companies in accordance with insurance regulations. As of year end 2006, we had no commitments for capital expenditures which we consider to be material to our consolidated financial situation. Available, undrawn lines of credit amounted to a total of €12.6 billion at December 31, 2006. For a discussion of our treasury policies, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Off-Balance Sheet Arrangements / Contractual Obligations and Other Commercial Commitments

We have various contractual obligations and other commercial commitments arising from our operations. These obligations and commitments are more fully described at “Item 4. Information on the Company,” above.

Our contractual obligations and our other commercial commitments at December 31, 2006 are shown in Note D.21 to our consolidated financial statements, included at Item 18 of this annual report, which discloses details of commitments under our principal R&D collaboration agreements. Note D.22.e) to the 2006 consolidated financial statements describes our principal contractual commitments in respect of divestments.

The following table lists the aggregate maturities of our contractual obligations and other commercial commitments as of December 31, 2006:

	Commitments by Period
In millions of euro	Total	Under 1 Year	From 1 to 3 Years	From 3 to 5 Years	Over 5 Years
Finance lease obligations (including interest)	38	5	10	10	13
Operating lease obligations	1,462	270	426	229	537
Irrevocable purchase obligations:
— given	2,324	1,586	296	80	362
— received	(133)	(60)	(62)	(7)	(4)
Guarantees:
— given	385	300	18	18	49
— received	(215)	(131)	(15)	—	(69)
Property, plant and equipment pledged as security for liabilities	10	1	—	—	9
Other commercial commitments	1,513	53	115	150	1,195

Total Other Commitments	5,384	2,024	788	480	2,092

Debt	7,502	2,641	2,139	1,680	1,042
— principal	6,873	2,425	1,884	1,533	1,031
— interest	629	216	255	147	11

Undrawn confirmed credit facilities (1)	(13,100)	(1,088)	(5,011)	(5,500)	(1,501)

(1)	These amounts include commitments received by some operational subsidiaries.

As of December 31, 2006, we had given a net total of €12,886 million in commitments, €4,665 million of which matures within one year, €2,927 million of which has a maturity of between one to three years, €2,160 million of which has a maturity of between three to five years and €3,134 million of which matures in more than five years from such date. For additional information regarding our commercial commitments, see Note D.21 to our consolidated financial statements included under Item 18.

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

Because of the uncertain nature of development work, it is impossible to predict (i) whether sanofi-aventis will exercise further options for products, or (ii) whether the expected milestones will be achieved, or (iii) the number of compounds that will reach the relevant milestones. It is therefore impossible to estimate the maximum aggregate amount that sanofi-aventis will actually pay in the future under existing collaboration agreements.

Given the nature of its business, it is highly unlikely that sanofi-aventis will exercise all options for all products or that all milestones will be achieved.

The main collaboration agreements into which we have entered as of year end 2006 are as follows:

•

On July 3, 2006, sanofi-aventis signed an agreement with Taiho Pharmaceutical Co., Ltd. (Taiho) on the development and marketing of the oral anticancer agent S-1, a proprietary product from Taiho. S-1 has been marketed in Japan since 1999, and is currently in Phase III in Europe, the United States and some other countries. Under the contract, milestone payments are payable at different stages of the development and marketing of S-1, and a royalty is payable on sales of the product. Outstanding milestone payments under the contract (contingent upon the granting of approval for indications and attainment of sales targets) amount to a total of $295 million.

•

Agreement with Regeneron: In January 2005, sanofi-aventis reaffirmed its commitment to develop the Vascular Endothelial Growth Factor (VEGF) Trap program in oncology, in collaboration with Regeneron Pharmaceuticals Inc. The companies will evaluate the VEGF Trap in a variety of cancer types. At end December 2005, the collaboration with Regeneron on the VEGF Trap program was extended to Japan. The treatment of ocular pathologies was excluded from the scope of the collaboration agreement.

Development milestone payments and royalties on VEGF Trap sales are payable under the contract. Total milestone payments could reach $400 million if all indications specified in the contract obtain approval in the United States, Europe and Japan. Sanofi-aventis will pay 100% of the development costs of the VEGF Trap. Once a VEGF Trap product starts to be marketed, Regeneron will repay 50% of the development costs (originally paid by sanofi-aventis) in accordance with a formula based on Regeneron’s share of the profits, including royalties received in Japan.

•

Collaboration agreement with Cephalon, signed in 2001. This agreement covers the discovery and development of innovative small compounds able to inhibit angiogenesis, in the field of oncology. Payments relating to the product under development could reach $21 million.

•

Collaboration agreement with IDM signed in 2001. Under this agreement, IDM granted sanofi-aventis 20 development options on current and future research and development programs. For each option that leads to a commercially marketed product, IDM could receive between €17 million and €32 million depending on the potential of the market, plus reimbursement of the development costs. Contractually, sanofi-aventis may suspend the development program for each option exercised at any time and without penalty. As of December 31, 2006, sanofi-aventis had exercised only one option, relating to a program for the treatment of melanoma.

•

Collaboration agreement with Zealand Pharma, signed in June 2003. Under this agreement, sanofi-aventis obtained rights relating to the development and worldwide marketing of ZP10, an agent used in the treatment of type 2 diabetes. Under the agreement, sanofi-aventis is responsible for the development of this compound and could, if marketing approvals are obtained, be required to pay Zealand Pharma a total of €75 million.

•

Various other collaboration agreements with partners including Ajinomoto, Immunogen, Coley, Novexel, Wayne State University and Innogenetics & Inserm, under which sanofi-aventis may be required to make total contingent payments of approximately $114 million over the next 5 years.

•

Co-promotion agreement with UCB, signed in September 2006: Under this agreement, sanofi-aventis will co-promote Xyzal® in the United States jointly with UCB. Xyzal® is a prescription antihistamine. The agreement requires payments to be made on attainment of development and marketing milestones, based on regulatory approvals and sales targets. Total milestone payments could reach $155 million. The agreement also specifies how profits are to be split between sanofi-aventis and UCB.

The main collaborative agreements in the Vaccines segment are described below:

•

License agreement between sanofi pasteur and Becton Dickinson, signed in October 2005, for the development of a vaccine microinjection system. The agreement requires sanofi-aventis to pay for exclusivity rights, and to make milestone payments that could reach $30 million.

•

Sanofi pasteur has entered into a number of other collaboration agreements with partners including Emergent, Agensys, Crucell, Intercell and Vactech, under which sanofi pasteur may be required to make total contingent payments of around €66 million over the next 5 years.

We have commercial commitments relating to the acquisition of commercial rights:

•

On July 5, 2005, sanofi-aventis Japan acquired all the commercial rights to Plavix® (clopidogrel) from Daiichi Pharmaceuticals Co. Ltd. (Daiichi) and a partnership jointly held by Daiichi and sanofi-aventis. The Japanese launch of Plavix® began in May 2006, and consequently the majority of the contractual milestone payments were made in 2006. There is one remaining future milestone payment under this contract, which is contingent on approval for an indication.

We have commercial commitments related to divestments:

•

Following the divestment of the Notre Dame de Bondeville site, effective September 1, 2004, a contract was signed with the purchaser guaranteeing continuity of production of mature sanofi-aventis products at the site for a period of five years.

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with IFRS adopted by the European Union as of December 31, 2006 and IFRS issued by the International Accounting Standards Board (IASB) as of the same date, which, as applied by the Group, differ in certain significant respects from U.S. GAAP. For a detailed discussion of the differences between IFRS and U.S. GAAP as they relate to our consolidated net income and shareholders’ equity, see Note F to our audited consolidated financial statements included under Item 18 of this annual report.

The following tables set forth the main differences between our consolidated net income and our shareholders’ equity under IFRS and U.S. GAAP, for 2006, 2005 and 2004:

In millions of euro	Year Ended December 31,
	2006	2005	2004
Net income attributable to equity holders of the Company as reported under IFRS	4,006	2,258	1,986
Differences resulting from the application of IFRS 1	(149)	(251)	(284)
Aventis business combination	258	217	(5,340)
Other differences	(81)	(22)	(27)
Total U.S. GAAP adjustments	28	(56)	(5,651)

Net income attributable to equity holders of the Company, as determined under U.S. GAAP	4,034	2,202	(3,665)

	As of December 31,
In millions of euro	2006	2005		2004
Equity attributable to equity holders of the Company, as reported under IFRS	45,600	46,128	(1)	40,810	(1)
Differences resulting from the application of IFRS 1	6,356	6,503		6,758
Aventis business combination	(5,879)	(6,499)		(6,258)
Other differences	(54)	271		320
Total U.S. GAAP adjustments	423	275		822

Equity attributable to equity holders of the Company, as determined under U.S. GAAP	46,023	46,403		41,632

(1)	After adjusting for the change in accounting method for employee benefits.

•	Differences Resulting from the Application of IFRS 1

The differences resulting from the application of IFRS 1 (First-Time Adoption of International Financial Reporting Standards) relate primarily to the business combination with Synthélabo which occurred before the transition to IFRS and has not been restated, in accordance with IFRS 3. Under historical accounting, the transaction between the Sanofi group and the Synthélabo group was accounted for as a merger, which resulted in the revaluation of the assets and liabilities of both the Sanofi group and the Synthélabo group. Under U.S. GAAP, the merger was accounted for as a purchase with the Sanofi group deemed to be the acquirer for accounting purposes. The aggregate adjustment of net income and shareholders’ equity includes the application of U.S. GAAP purchase accounting to the assets and liabilities of the Synthélabo group as well as the reversal of revaluations related to the assets and liabilities of the Sanofi group.

•	Aventis Business Combination

The business combination of sanofi-aventis and Aventis which occurred after the transition date was accounted for under IFRS and U.S. GAAP as an acquisition under IFRS 3 and SFAS 141, respectively. However, certain significant differences remain between these two standards.

Under IFRS, the separately acquired in-process research and development (R&D) is regarded as meeting the recognition criteria for an intangible asset. Under U.S. GAAP, in-process R&D is expensed without tax effect. The adjustment of net income and shareholders’ equity includes the reversal of the amortization expense related to the projects for which regulatory approval had been obtained as well as the reversal of the impairment charge recognized under IFRS, due to either the termination of R&D projects or a decrease in their estimated fair value. In 2006, this line also took into account the positive impact of the transfer to Pfizer of rights to Exubera®. In-process R&D relating thereto (€506 million) was initially recognized as expense under U.S. GAAP. The tax effect of the adjustment amounted to €202 million.

In addition to the tax effect of the above-mentioned adjustments, this line is impacted by the application of EITF 93-7. Under U.S. GAAP, the effects related to the pre-acquisition tax contingencies existing at the acquisition date are recognized against goodwill, whereas they are recorded in the income statement under IFRS.

•	Other Differences

Other differences relate primarily to the reversal under U.S. GAAP of certain provisions for restructuring that do not meet the recognition criteria under SFAS 146 and SFAS 88, the cancellation of reversal of impairment losses permitted under IFRS but prohibited under U.S. GAAP, and the impact of the recognition under IFRS of certain R&D costs related to the acquisition of rights to products from third parties as an intangible asset. These costs are expensed as incurred under U.S. GAAP.

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

Non-product revenues, mainly comprising royalty income from license arrangements that constitute ongoing operations of the Group, are presented in “Other revenues”.

•

Impairment Testing. As discussed in Note B.6 (Impairment of property, plant and equipment and intangibles) and in Note D.5 (Impairment of property, plant and equipment and intangibles) to our consolidated financial statements included at Item 18 of this annual report, we test our intangible assets periodically for impairment. The most significant intangible assets that we test for impairment are those resulting from the business combination of Sanofi-Synthélabo and Aventis in 2004. We test for impairment on the basis of the same objective criteria that were used for the initial valuation. Our initial valuation and ongoing tests are based on the relationship of the value of our projected future cash flows associated with the asset to either the purchase price of the asset (for its initial valuation) or the recorded value of the asset (for ongoing tests). The determination of the underlying assumptions related to the recoverability of intangible assets is subjective and requires the exercise of considerable judgment. Any changes in key assumptions about our business and prospects, or changes in market conditions, could result in an impairment charge.

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

•

Deferred Taxes. We account for deferred taxes using the liability method, whereby deferred income taxes are recognized on tax loss carry-forwards, and on the difference between the tax base and carrying amount of assets and liabilities. We calculate our deferred tax assets and liabilities using enacted tax rates applicable for the years during which we estimate that the temporary differences are expected to reverse. We do not record deferred tax assets when it is more likely than not that the deferred tax assets will not be realized.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

The Company is managed by a Board of Directors composed of 17 members, 9 of whom are independent.

Members of our Board of Directors are appointed for a maximum term of four years; reappointment of Directors is on a rotation basis. No more than one third of the serving members of our Board of Directors may be aged more than 70.

The General Meeting of Shareholders held on May 31, 2006 approved some amendments of the bylaws, such that:

-	if the functions of Chairman and Chief Executive Officer are combined, the Chairman and Chief Executive Officer holds office until the Ordinary General Meeting called to approve the financial statements and held during the calendar year in which he reaches the age of 68;

-	if the functions of Chairman and Chief Executive Officer are separated, the age limit for the Chairman is raised to 70, the Chairman remaining in office until the Ordinary General Meeting called to approve the financial statements and held during the calendar year in which he reaches the age limit.

Subject to the authority expressly reserved by law to the shareholders and within the scope of the corporate objects, the Board of Directors deals with and takes decisions upon all issues relating to the proper management of the Company and other matters concerning the Board.

Under our bylaws (statuts), each member of the Board of Directors must be the direct legal owner of at least one of our shares throughout his or her term of office.

Composition of the Board of Directors at January 1, 2007

The Board of Directors’ meeting of December 14, 2006 resolved to separate the office of Chairman of the Board of Directors and the office of Chief Executive Officer. It then appointed Gérard Le Fur as Chief Executive Officer to serve from January 1, 2007 for the remainder of his term of office as member of the Board of Directors, with Jean-François Dehecq retaining the Chairmanship of the Board of Directors.

Composition of the Board of Directors at December 31, 2006

Jean-François Dehecq Chairman and Chief Executive Officer (1)	Age First elected Term expires	67 May 1999 2008

411,803 shares

Other directorships and appointments

•   Director of Air France, Société Financière des Laboratoires de Cosmétologie Yves Rocher, Agence Nationale de la Recherche and Veolia Environnement

•   Member of Supervisory Board of Agence de l’Innovation Industrielle

•   Chairman of Association Nationale de la Recherche Technique

•   Member of Fondation Française pour la Recherche sur l’Epilepsie

•   Vice Chairman of EFPIA (European Federation of Pharmaceutical Industries and Associations)

•   Member of IFPMA (International Federation of Pharmaceutical Manufacturers Associations)

Jürgen Dormann Vice Chairman Independent Director	Age First elected Term expires	67 August 2004 2008

4,866 shares

Other directorships and appointments

•   Chairman of ABB Ltd (Switzerland)

•   Vice Chairman of the Board of Directors of Adecco (Switzerland)

•   Director of BG Group (United Kingdom) and IBM (United States)

René Barbier de La Serre Independent Director	Age First elected Term expires	66 May 1999 2008

2,000 shares

Other directorships and appointments

•   Director of PPR and Nord-Est

•   Member of the Supervisory Boards of la Compagnie Financière Saint-Honoré, la Compagnie Financière Edmond de Rothschild Banque, Euronext N.V. (Netherlands) and Schneider Electric

•   Delegated Director of Harwanne Compagnie de Participations Industrielles et Financières (Switzerland)

•   Censor of Fimalac

•   Chairman of Audit Committees of la Compagnie Financière Edmond de Rothschild Banque and PPR

•   Member of Compensation Committee of PPR

•   Member of Compensation, Appointments and Governance Committee of Schneider Electric

•   Vice Chairman and member of Audit Committee of Nord-Est

•   Chairman of Governance Committee of Caisse des Dépôts et Consignations

Jean-Marc Bruel Independent Director	Age First elected Term expires	71 August 2004 2008

6,889 shares	Other directorships and appointments • Chairman of Firmenich (Switzerland) • Director of L’Institut Curie

(1)	Chairman of Board of Directors from January 1, 2007

Robert Castaigne Director	Age First elected Term expires	60 February 2000 2008

500 shares

Other directorships and appointments

•    Chief Financial Officer of Total

•    Chairman and Chief Executive Officer of Total Chimie and Total Nucléaire

•    Director of Elf Aquitaine, Hutchinson, Total Gestion Filiales, Omnium Insurance & Reinsurance Company Ltd (Bermuda), Petrofina (Belgium), Total Upstream UK Ltd and Total Gabon

Thierry Desmarest Director	Age First elected Term expires	61 February 2000 2008

500 shares	Other directorships and appointments • Chairman and Chief Executive Officer of Total (1) and Elf Aquitaine • Member of the Supervisory Board of Areva • Director of L’Air Liquide

Lord Douro Independent Director	Age First elected Term expires	61 May 2002 2010

550 shares

Other directorships and appointments

•    Chairman of Richemont Holdings UK Ltd

•    Director of la Compagnie Financière Richemont AG (Switzerland), Pernod Ricard, GAM Worldwide (United Kingdom)

•    Member of the Compensation Committee and the Appointments Committee of Pernod Ricard

•    Member of Appointments Committee of la Compagnie Financière Richemont AG (Switzerland)

•    Senior Advisor of Calyon (United Kingdom)

•    Commissioner of English Heritage (United Kingdom)

Jean-René Fourtou Independent Director	Age First elected Term expires	67 August 2004 2008

2,891 shares

Other directorships and appointments

•    Chairman of the Supervisory Boards of Vivendi and Groupe Canal +

•    Honorary Chairman of the International Chamber of Commerce

•    Vice Chairman of the Supervisory Board of Axa

•    Member of the Supervisory Board of Maroc Telecom

•    Director of Cap Gemini SA, NBC Universal Inc. (United States), Axa Millésimes SAS and Nestlé

(1)	Chairman of the Board of Directors of Total from February 14, 2007

Serge Kampf Independent Director	Age First elected Term expires	72 August 2004 2008

1,666 shares	Other directorships and appointments • Chairman of the Board of Directors of Cap Gemini SA • Chairman of Capgemini Service, Capgemini Suisse • Director of Capgemini North America Inc.

Igor Landau Director	Age First elected Term expires	62 August 2004 2008

11,352 shares	Other directorships and appointments • Director of HSBC France and INSEAD • Member of the Supervisory Boards of Allianz AG (Germany) and Adidas-Salomon (Germany)

Gérard Le Fur Director	Age First elected Term expires	56 May 2006 2010

40,477 shares	Other directorships and appointments • Senior Executive Vice President (1) of sanofi-aventis • Executive Vice President, Scientific and Medical Affairs of sanofi-aventis

Hubert Markl Independent Director	Age First elected Term expires	68 August 2004 2008

83 shares	Other directorships and appointments • Member of the Supervisory Boards of BMW AG (Germany), Münchener Rückversicherungs-Gesellschaft AG (Germany) and Georg von Holtzbrinck Verlagsgruppe (Germany)

Christian Mulliez Director	Age First elected Term expires	46 June 2004 2008

526 shares

Other directorships and appointments

•   Vice President, General Manager Administration and Finance of L’Oréal

•   Chairman of the Board of Directors of Regefi

•   Director of DG 17 Invest and L’Oreal USA Inc. and The Body Shop International (United Kingdom)

Lindsay Owen-Jones Director	Age First elected Term expires	61 May 1999 2008

15,000 shares

Other directorships and appointments

•   Chairman of the Board of Directors of L’Oréal

•   Chairman of Strategy Committee of L’Oréal

•   Director of Ferrari S.p.A (Italy)

•   Chairman of L’Oreal USA Inc, Alba Plus and L’Oreal UK Ltd

•   Director and Vice Chairman of the Board of Directors of L’Air Liquide

(1)	Chief Executive Officer from January 1, 2007

Klaus Pohle Independent Director	Age First elected Term expires	69 August 2004 2008

2,500 shares

Other directorships and appointments

•   Vice Chairman of the Supervisory Board, Chairman of the Audit Committee and Member of Nomination and Corporate Governance Committee of Hypo Real Estate Holding AG, Munich (Germany)

•   Director of Coty Inc., New York

•   Chairman of the Audit Committee of Coty Inc., New York

•   Member of the Supervisory Board and Chairman of the Audit Committee of DWS Investment GmbH, Frankfurt (Germany)

Gérard Van Kemmel Independent Director	Age First elected Term expires	67 May 2003 2007

500 shares	Other directorships and appointments • none

Bruno Weymuller Director	Age First elected Term expires	58 May 1999 2008

2,000 shares

Other directorships and appointments

•   Executive Vice President, Strategy and Risk Assessment of Total

•   Director of Elf Aquitaine, Technip and Rexecode

•   Elf Aquitaine’s permanent representative on the Boards of Directors of Eurotradia International and Total E & P France

During 2006, the Board of Directors met seven times, with an overall attendance rate among Board members of 86.5%.

Executive Committee

Jean-François Dehecq

Member of Executive Committee until December 31, 2006

Chairman of the Board of Directors since January 1, 2007

Age: 67

Jean-François Dehecq has a degree from the Ecole Nationale des Arts et Métiers. He began his career as a mathematics professor and then served in the Army as a research scientist at the Nuclear Propulsion Department. From 1965 until 1973, he served in a variety of positions at Société Nationale des Pétroles d’Aquitaine (SNPA) before joining Sanofi as Managing Director in 1973. From 1982 to 1988, Mr. Dehecq served as Vice President and Managing Director of Sanofi, before being appointed Chairman and Chief Executive Officer of Sanofi in 1988. From 1998 to 1999, he also served as Managing Director of Health for the Elf Aquitaine group. Following the merger with Synthélabo in 1999, he was appointed Chairman and Chief Executive Officer. In June 2004, he was reappointed to the same position. He was a member of the Executive Committee until December 31, 2006. Since January 1, 2007, he has continued to serve as Chairman of the Board of Directors.

Gérard Le Fur

Member of Executive Committee

Chief Executive Officer since January 1, 2007

Age: 56

Gérard Le Fur has degrees in both pharmacy and science. He began his career at Laboratoires Pharmuka as Chief of Laboratories and later served as Assistant Director of Research and Development before joining Laboratoires Rhône-Poulenc as Director of Biology. He joined Sanofi in 1986 as Assistant Director of Research and Development, and was named Director of Research and Development in 1995, prior to being named Executive Vice President, Scientific Affairs in June 1999 following the merger with Synthélabo. He was appointed Senior Executive Vice President in December 2002, and reappointed to the same position in June 2004. In August 2004, he was appointed Executive Vice President, Scientific and Medical Affairs. In December 2006, he was appointed Chief Executive Officer as of January 1, 2007.

Jean-Claude Leroy

Member of Executive Committee

Executive Vice President

Finance and Legal

Since March 26, 2007

Age: 55

Jean-Claude Leroy has a degree in business (DESCAF) from the Ecole Supérieure de Commerce at Reims, France. He began his career at Elf Aquitaine in 1975 as an internal auditor, and worked in a variety of financial positions prior to joining Sanofi as the Financial Director of Bio Industries in 1985. Mr. Leroy served in a variety of positions at Sanofi, including Financial Director, and was appointed as Senior Vice President, Finance following the merger with Synthélabo in 1999. He was named as Senior Vice President, Strategy, Business Development and Information Systems in October 2000. He was appointed Senior Vice President and Chief Financial Officer of sanofi-aventis in August 2004, before being named Executive Vice President and Chief Financial Officer in April 2006. He was appointed to his present position in March 2007.

Hanspeter Spek

Member of Executive Committee

Executive Vice President

Pharmaceutical Operations

Age: 57

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

Jean-Claude Armbruster

Member of Executive Committee until December 31, 2006

Senior Vice President

Advisor to the Chairman

Employee Relations

Since October 1, 2006

Age: 62

Jean-Claude Armbruster has a diploma (DES) and a bachelor degree (maîtrise) in private law, and a diploma (DES) in criminology. He also holds a barrister’s practicing certificate (CAPA). He joined Sanofi’s legal staff in 1980 and served in a variety of positions, including Director of Human Resources at Sanofi, before being named as Senior Vice President, Corporate Human Resources in October 2000 and reappointed to the same position in August 2004. He was appointed to his present position in October 2006. He was a member of the Executive Committee until December 31, 2006.

Pierre Chancel

Member of Executive Committee

Senior Vice President

Global Marketing

Age: 50

Pierre Chancel, a pharmacist, is a graduate of the Institut de Pharmacie Industrielle in Paris. At Rhône-Poulenc, from 1994 to 1996, he was Marketing Director for Théraplix. From 1997 to 1999, Mr. Chancel served as Business Unit Manager in charge of products in the central nervous system, rheumatology and hormone replacement therapy fields. From 2003, he served as Managing Director of Aventis Operations in the United Kingdom and Ireland. Before being appointed to this position, he was in charge of global strategy development at Aventis, which led to the launch of the new diabetes treatment Lantus®. He was appointed to his present position in August 2004.

Olivier Charmeil

Member of Executive Committee since February 1, 2006

Senior Vice President

Pharmaceutical Operations, Asia / Pacific

Since February 1, 2006

Age: 44

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

Marc Cluzel

Member of Executive Committee since January 1, 2007

Senior Vice President

Scientific and Medical Affairs

Since January 1, 2007

Age: 51

Marc Cluzel is a Doctor of Medicine and a Doctor of Science. He began his career in hospital medicine before carrying out research at Johns Hopkins University (Baltimore) and Guy’s Hospital (London). In 1991, he joined Sanofi Recherche as a clinical pharmacologist, and was then appointed successively as Senior Project Director in 1993, Vice President, Research Projects Management in 1996 (retaining this position after the 1999 merger with Synthélabo) and Vice President, International Development in 2001 (retaining this position after the 2004 merger with Aventis). Marc Cluzel was appointed to his current position in January 2007.

Laurence Debroux

Member of Executive Committee since March 26, 2007

Senior Vice President

Chief Financial Officer

Since March 26, 2007

Age: 37

Laurence Debroux is a graduate of HEC (Ecole des Hautes Etudes Commerciales). She began her career with Merrill Lynch in London, and then worked in the Finance Department of the Elf Aquitaine Group from 1993 to 1996. She joined the Sanofi Group as Corporate Treasurer in 1996, and was appointed Head of Financing/Treasury in 1997. From 2000 to 2004, she served as Head of Strategic Planning, before becoming Deputy Chief Financial Officer. She was appointed to her present position in March 2007.

Philippe Fauchet

Member of Executive Committee

Senior Vice President

Pharmaceutical Operations, Japan

Age: 49

Philippe Fauchet is a graduate of HEC (Ecole des Hautes Etudes Commerciales), and also holds a law degree. After two years with a subsidiary of Renault, Philippe Fauchet joined Roussel Uclaf in 1984, and, held a number of posts in France, Japan and Korea, before becoming Vice President of the Asia-Pacific region for Hoechst Marion Roussel. He joined Sanofi in 1996, and headed up the Eastern Europe region from 1997, before becoming Vice President, Eastern Europe for Sanofi-Synthélabo in 1999. Philippe Fauchet took over as head of Sanofi-Synthélabo’s Japanese operations in June 2001. He was appointed to his current position in May 2005. He is also an advisor to the French Foreign Trade Commission.

Belén Garijo

Member of Executive Committee since July 1, 2006

Senior Vice President

Pharmaceutical Operations, Europe and Canada (excluding France and Germany)

Since July 1, 2006

Age: 46

Belén Garijo has a degree in medicine, majoring in clinical pharmacology. Her career in the pharmaceutical industry began at Abbott, where she was Medical Director of the Spanish subsidiary before being appointed Director of International Medical Affairs at Abbott’s United States headquarters in Illinois. In 1996, she joined Rhône-Poulenc Rorer in Spain as Head of the Oncology Business Unit. She was subsequently responsible for Aventis’ global marketing and medical strategy in Oncology, based in New Jersey, United States. She returned to Spain in 2003 as Managing Director of the Group’s Spanish subsidiary. She was appointed to her current position in July 2006.

Gregory Irace

Member of Executive Committee since February 1, 2007

Senior Vice President

Pharmaceutical Operations, United States

Since February 1, 2007

Age: 49

Gregory Irace holds a B.S. in accounting from Albany State University (New York). He began his career at Price Waterhouse in 1980 and received his CPA in 1982. He spent 11 years at Price Waterhouse becoming a Senior Audit Manager in 1988, and a Senior Manager in the Corporate Finance Department in 1989. In 1991 he joined Sterling Winthrop Inc. as Regional Controller and in 1993 he became Director of Financial Planning and Analysis for Sanofi Winthrop L.P. From October 1994 to January 2007, he was Chief Financial Officer of Sanofi’s Pharmaceutical Operations in the United States, most recently serving as Senior Vice President, Finance and Administration and Chief Financial Officer of sanofi-aventis US. He was appointed to his present position in February 2007.

Olivier Jacquesson

Member of Executive Committee until December 31, 2006

Senior Vice President

Business Development

Until December 31, 2006

Age: 57

Olivier Jacquesson trained as an engineer at the Ecole Centrale de Lille and has a degree from the Institut d’Administration des Entreprises (IAE). He joined the Roussel Uclaf group in 1976, serving as International Product Manager and then as Managing Director of subsidiaries in Belgium and Mexico before joining the Group’s senior management in 1986. He took responsibility successively for various of the Group’s operating divisions and coordinated the United States, Latin America and Asia regions, before being appointed Managing Director of Laboratoire Aventis in 2000. At the start of 2004, he was named as Chairman of Aventis Pharma and Laboratoire Aventis, holding these positions until December 2004. He served as Senior Vice President Business Development from September 2004 to December 2006. He was a member of the Executive Committee until December 31, 2006.

Jean-Pierre Kerjouan

Member of Executive Committee until December 31, 2006

Senior Vice President

Advisor to the Chairman

Until December 31, 2006

Age: 67

Jean-Pierre Kerjouan has a business degree from HEC (Ecole des Hautes Etudes Commerciales) and a law degree. From 1968 to 1981, Mr. Kerjouan served as Chief Financial Officer of Laboratoire Yves Rocher, then as Vice President and Managing Director of Yves Rocher. He joined Sanofi Pharma International in 1981 as Managing Director and served in a variety of positions at Sanofi, including Managing Director of Sanofi’s beauty division and Company Secretary of Sanofi, before being appointed as Senior Vice President, Legal Affairs in 1996. He served in the same position at Sanofi-Synthélabo from May 1999 to December 31, 2003, before being appointed as an advisor to the Chairman in January 2004. He served as Senior Vice President Legal Affairs and General Counsel from May 2005 to September 2006. He was an advisor to the Chairman and a member of the Executive Committee until December 31, 2006.

Michel Labie

Member of Executive Committee since November 1, 2006

Senior Vice President

Communications

& Institutional and Professional Relations

Since November 1, 2006

Age: 53

Michel Labie is a graduate of the Taipei Ecole Normale de Langues (Taiwan), holds a diploma in Chinese from the Institut National des Langues et Civilisations Orientales (INALCO) and a bachelor degree (maîtrise) in Chinese Traditional Pharmacopoeia. He began his career with Sanofi in 1981, opening the company’s Beijing bureau in China in 1982. In 1995, he moved to France as head of International Professional Relations, before becoming head of Institutional and Professional Relations in 2001. Michel Labie was appointed Vice President, Assistant Director of Communication in June 2006, and took up his current post in November 2006, retaining his responsibilities in the Institutional and Professional Relations Department.

Marie-Hélène Laimay

Member of Executive Committee

Senior Vice President

Audit and Internal Control Assessment

Age: 48

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

Christian Lajoux

Member of Executive Committee

Senior Vice President

Pharmaceutical Operations, France

Age: 59

Christian Lajoux has a degree (DEUG) in psychology, a bachelor degree (maîtrise) in philosophy and a post-graduate degree (DESS) in personnel management from the Institut d’Administration des Entreprises (IAE Paris). He served in a variety of positions at Sandoz, including Division Director, before joining Sanofi Winthrop in 1993. He then served in various positions, including Director of Operations and Managing Director of Sanofi Winthrop France, before being appointed Senior Vice President France just prior to the merger with Synthélabo in 1999. He served in that position until being named as Senior Vice President Europe in January 2003, and then as Senior Vice President Pharmaceutical Operations France in August 2004. He was appointed as Chairman of Leem (Les entreprises du médicament) in July 2006.

Jean-Michel Lévy

Member of Executive Committee since January 1, 2007

Senior Vice President

Business Development

Since January 1, 2007

Age: 59

Jean-Michel Lévy, a graduate of HEC (Ecole des Hautes Etudes Commerciales), joined the Midy Group in 1969. He held various positions in Marketing and Business Development, first at Clin Midy and then at Sanofi. Since 1989, he has worked in the Finance and Strategy Departments in a variety of roles connected with acquisitions and strategy/planning. He was appointed to his current position in January 2007.

Gilles Lhernould

Member of Executive Committee

Senior Vice President

Industrial Affairs

Age: 51

Gilles Lhernould has a diploma in pharmacy and a master’s degree (DEA) in industrial pharmacy. He began his career as a manufacturing supervisor at Laboratoires Bruneau, and in 1983 joined one of Sanofi’s subsidiaries where he managed production and later the factory. Mr. Lhernould then served in a variety of positions within the Sanofi Group, including Director of Human Resources — Pharmaceuticals for Sanofi Pharma and Director of Operational Human Resources for Sanofi. Following the merger with Synthélabo in 1999, he served as Vice President in charge of integration and then Vice President of Information Systems, before being named as Senior Vice President, Industrial Affairs in March 2001 and Senior Vice President Industrial Affairs of sanofi-aventis in August 2004.

Karen Linehan

Member of Executive Committee since March 26, 2007

Senior Vice President

Legal Affairs and General Counsel

Since March 26, 2007

Age: 48

Karen Linehan graduated from Georgetown University with bachelor of arts and juris doctorate degrees. Prior to practicing law, Ms. Linehan served on the congressional staff of the Speaker of the U.S. House of Representatives from September 1977 to August 1986. Until December 1995, she was an Associate in a mid-size law firm in New York, New York. In January 1996, she joined Sanofi as Assistant General Counsel of its US subsidiary. In July 1996, Ms. Linehan moved to Paris to work on international matters within the Group and she has held a number of positions within the Legal Department, most recently as Vice President - Deputy Head of Legal Operations. She was appointed to her current position in March 2007.

Heinz-Werner Meier

Member of Executive Committee

Senior Vice President

Pharmaceutical Operations, Germany

& since October 1, 2006 Corporate Human Resources

Age: 54

Heinz-Werner Meier holds a degree in mathematics and a doctorate in business management. He began his career in 1978 working in research and development for Siemens AG in Germany. He then worked as a scientific assistant in the Faculty of Business Management, Organization and Business Systems at Mannheim University. In 1985, he joined the Hoechst Group as Finance and Accounting Director. Mr. Meier then served successively as Purchasing Director at Benckiser-Knapsack GmbH, Group Controller in the Pharmaceuticals Division of Hoechst AG, and Managing Director of Hoechst Marion Roussel. From January 2000 to May 2002, he was Chairman of Aventis Pharma Germany, and until August 2004 was Director of Human Resources of Aventis, before being appointed Senior Vice President Pharmaceutical Operations Germany. Since October 2006, he has also served as Senior Vice President Corporate Human Resources.

Antoine Ortoli

Member of Executive Committee

Senior Vice President

Pharmaceutical Operations, Intercontinental

Age: 53

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

Member of Executive Committee

Senior Vice President

Corporate Affairs

Age: 56

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

Timothy Rothwell

Member of Executive Committee until January 31, 2007

Senior Vice President

Pharmaceutical Operations, United States

Until January 31, 2007

Age: 56

Timothy Rothwell holds a B.A. from Drew University (New Jersey) and a J.D. from Seton Hall University. He began his career in 1972 as a patent attorney at Sandoz Pharmaceuticals, where he worked in a variety of positions, including as Chief Operating Officer for U.S. Business, until he left Sandoz in 1989. From 1989 to 1991, Timothy Rothwell worked in marketing and sales at both Squibb Corporation and Burroughs Wellcome before returning to Sandoz in 1992 as Chief Executive Officer of Sandoz U.S. Pharmaceuticals, a post he held until 1995. From 1995 to 1998, Mr. Rothwell served in a variety of senior management positions at Rhône-Poulenc Rorer, including President of Global Pharmaceutical Operations. He joined Pharmacia in 1998 where he served in a variety of positions, including Executive Vice President and President of Global Prescription Business, before joining Sanofi-Synthélabo in May 2003. He served as Senior Vice President Pharmaceutical Operations, United States from August 2004 to January 31, 2007. He was a member of the Executive Committee until January 31, 2007. As of February 1, 2007, he was appointed Chairman of sanofi-aventis US Inc. and sanofi-aventis US LLC.

Donna Vitter

Member of Executive Committee from September 1, 2006 to March 23, 2007

Senior Vice President

Legal Affairs and General Counsel

From September 1, 2006 to March 23, 2007

Age: 58

Donna Vitter is a graduate of Georgetown University (B.S), Boston College Law School (J.D) and INSEAD (M.B.A). From 1976 to 1981, she practised with a firm of corporate lawyers in Boston and Washington D.C. She joined a subsidiary of Saint-Gobain in 1982, where she worked as an international controller until 1985. From 1985 through 2006, Donna Vitter held a series of management posts within the Legal Department of Alstom, reaching the position of Group General Counsel in 2004. She joined sanofi-aventis in September 2006 as Senior Vice President Legal Affairs and General Counsel until March 23, 2007. She was a member of the Executive Committee until March 23, 2007.

David Williams

Member of Executive Committee

Senior Vice President

Vaccines

Age: 57

David J. Williams holds a degree in accounting and management from Scranton University in Pennsylvania. After working four years with Coopers & Lybrand, in January 1978, he joined the U.S. operating unit of Connaught Laboratories, Inc., serving in a variety of financial and marketing positions before being appointed in 1981 Vice President and General Manager of U.S. Operations. In 1988, he was named President and Chief Operating Officer of Connaught Laboratories, Inc., a position he held for a decade. In 1998 he became Chief Executive Officer of Pasteur Mérieux Sérums et Vaccins. Since January 2003, he has served as Chairman and Chief Executive Officer of sanofi pasteur. In August 2004, he was appointed to his present position.

As of December 31, 2006, none of the members of the Executive Committee had any principal business activities outside of sanofi-aventis.

The organization chart below shows the structure of the sanofi-aventis Executive Committee at the end of March 2007.

B. Compensation

Compensation and pension arrangements for corporate officers

In 2006, Jean-François Dehecq (Chairman and Chief Executive Officer) and Gérard Le Fur (Senior Executive Vice President) were responsible for managing sanofi-aventis, (as of January 1, 2007 see Item 6. A — Composition of the Board of Directors at January 1, 2007).

Jean-François Dehecq and Gérard Le Fur receive fixed compensation and variable compensation, set by the Board of Directors based on recommendations from the Compensation, Appointments and Governance Committee.

For the year ended December 31, 2006, half of the variable portion of their compensation was based on quantitative criteria, and half on qualitative criteria. The quantitative criteria used are tied to our performances during the year, in particular net sales; operating income before restructuring, impairment of property, plant & equipment and intangibles, net gains on disposals, and litigation; and adjusted net earnings per share excluding selected items (See “Item 5. Operating and Financial Review and Prospects — Sources of Revenues and Expenses — Adjusted Net Income”). The qualitative criteria are essentially based on finalization of the sanofi-aventis merger, the managerial organization of the Group, preparation for the future, and developments in our research pipeline.

These compensation packages may be supplemented by the granting of stock options.

Neither Jean-François Dehecq nor Gérard Le Fur receives directors’ attendance fees in connection with their roles as Directors of sanofi-aventis.

Compensation and pension arrangements for Jean-François Dehecq

The following table sets forth the gross compensation before tax charges paid out in 2006 and 2005 to Jean-François Dehecq:

(in euros)	Amounts payable in respect of 2006 and paid in 2007 (2)	Amounts payable in respect of 2006 and paid in 2006 (2)	Amounts payable in respect of 2005 and paid in 2005 (1)
Fixed compensation	—	1,466,027	1,404,090
Variable compensation	1,898,000	—	1,680,000

Total	1,898,000	1,466,027	3,084,090

(1)	The fixed and variable components of compensation for 2005 were paid in 2005.
(2)	The fixed portion of compensation for 2006 was paid in 2006, and the variable portion was paid in 2007.

Jean-François Dehecq’s fixed compensation package includes a benefit-in-kind in the form of a company car.

In addition, 250,000 stock options to subscribe for shares exercisable at a price of €66.91 per share were granted to Jean-François Dehecq at a meeting of the Board of Directors held on December 14, 2006. These options were valued at €14.35 per option using the Black & Scholes method, valuing the total benefit at €3,587,500.

Jean-François Dehecq receives benefits under the top-up defined-benefit pension plan, wholly funded by the Company, set up in 2002 by Sanofi-Synthélabo and reserved for managers with at least 10 years’ service whose annual base compensation had for 10 years exceeded four times the annual Social Security ceiling. The benefit is in the form of a life annuity, and is transferable as a survivor’s pension; it is based on the average annual compensation for the last three years, and is capped at 60 times the Social Security ceiling. The annuity paid depends on length of service with the Group; it supplements the annuities payable under the compulsory industry schemes, but may not exceed 37.50% of final salary.

On ceasing to hold office as Chairman of the Board of Directors, Jean-François Dehecq will receive a benefit equal to twenty months of his final compensation (fixed plus variable).

Compensation and pension arrangements for Gérard Le Fur

The following table sets forth the gross compensation before tax charges paid out in 2006 and 2005 to Gérard Le Fur:

(in euros)	Amounts payable in respect of 2006 and paid in 2007 (2)	Amounts payable in respect of 2006 and paid in 2006 (2)	Amounts payable in respect of 2005 and paid in 2005 (1)
Fixed compensation	—	995,591	953,758
Variable compensation	1,100,000	—	1,140,000

Total	1,100,000	995,591	2,093,758

(1)	The fixed and variable components of compensation for 2005 were paid in 2005.
(2)	The fixed portion of compensation for 2006 was paid in 2006, and the variable portion was paid in 2007.

Gérard Le Fur’s fixed compensation package includes a benefit-in-kind in the form of a company car.

In addition, 200,000 stock options to subscribe for shares exercisable at a price of €66.91 per share were granted to Gérard Le Fur at a meeting of the Board of Directors held on December 14, 2006. These options were valued at €14.35 per option using the Black & Scholes method, valuing the total benefit at €2,870,000.

Gérard Le Fur benefits from the same top-up defined-benefit pension plan as Jean-François Dehecq as described above.

The contract of salaried employment of Gérard Le Fur was suspended on the date of his appointment as Chief Executive Officer of the Company (i.e., January 1, 2007). In the event he is removed from office as Chief Executive Officer, and his contract of employment terminates, he would receive a termination benefit equal to the benefit he would have received in the event of the termination of his contract of employment had he remained a salaried employee. The termination benefit to which Gérard Le Fur would have been entitled as of January 1, 2007, calculated in accordance with the collective agreement applicable to the Company’s salaried employees, would have been equal to twenty-three months of his total compensation (fixed plus variable). Gérard Le Fur’s termination benefit increases by 8/10th of a month for each additional year. In case of retirement, whether voluntary or not, Gérard Le Fur would receive a termination benefit in accordance with the collective agreement applicable to the Company’s salaried employees.

Compensation and pension arrangements for Board Members other than Jean-François Dehecq and Gérard Le Fur

The table below shows amounts paid in 2005 and 2006, broken down by type of compensation, to each member of the sanofi-aventis Board of Directors, including those whose term of office ended during the year.

	Amounts paid in 2006 (in euro)				Amounts paid in 2005 (in euro)
	Attendance fees		Pensions	Total gross compensation	Attendance fees		Pensions and other compensation		Total gross compensation
	Fixed compensation	Variable compensation			Fixed compensation	Variable compensation
René Barbier de La Serre	15,000	91,500		106,500	15,000	92,000			107,000
Jean-Marc Bruel	15,000	73,000	360,911	448,911	6,250	16,000	352,730	(2)	374,980
Robert Castaigne	15,000	28,000		43,000	15,000	48,000			63,000
Pierre Castres Saint Martin(1)					7,500	28,000			35,500
Thierry Desmarest	15,000	26,000		41,000	15,000	52,000			67,000
Jürgen Dormann	15,000	51,000	1,538,691	1,604,691	6,250	16,000	1,504,182	(2)	1,526,432
Lord Douro	15,000	30,000		45,000	15,000	48,000			63,000
Elf Aquitaine(1)					7,500	16,000			23,500
Jean-René Fourtou	15,000	34,000	1,536,125	1,585,125	6,250	16,000	1,004,988	(2)(3)	1,027,238
Pierre-Gilles de Gennes(1)					7,500	12,000			19,500
Hervé Guérin(1)					7,500	16,000			23,500
Serge Kampf	15,000	26,000		41,000	6,250	12,000			18,250
Igor Landau	15,000	24,000	2,103,094	2,142,094	6,250	12,000	14,565,267	(4)	14,583,517
L’Oréal(1)					7,500	28,000			35,500
Hubert Markl	15,000	30,000		45,000	6,250	12,000			18,250
Christian Mulliez	15,000	28,000		43,000	7,500	24,000			31,500
Lindsay Owen-Jones	15,000	34,000		49,000	15,000	36,000			51,000
Klaus Pohle	15,000	112,000		127,000	6,250	30,000			36,250
Hermann Scholl(5)	15,000	36,000		51,000	6,250	8,000			14,250
Gérard Van Kemmel	15,000	80,500		95,500	15,000	72,000			87,000
Bruno Weymuller	15,000	20,000		35,000	15,000	44,000			59,000
Total amounts	240,000	724,000	5,538,821	6,502,821	200,000	638,000	17,427,167		18,265,167
Total attendance fees	964,000				838,000

(1)	Board member whose term of office ended in 2004.
(2)	Pension.
(3)	Pension becoming payable from May 1, 2005.
(4)

Including an amount of €13,017,357 accrued in 2004 and paid in 2005 under Igor Landau’s employment contract consisting of contractual severance, a bonus installment and his salary through March 31, 2005. The balance of €1,547,910 corresponds to sums paid in 2005 for Igor Landau’s pension, becoming payable from April 1, 2005.

(5)	Board member who resigned on May 31, 2006.

The amounts paid in 2005 include attendance fees paid in respect of 2004, the amount of which was agreed at a meeting of the Board of Directors held on February 28, 2005.

The amounts paid in 2006 include attendance fees paid in respect of 2005, the amount of which was agreed at a meeting of the Board of Directors held on February 23, 2006.

In 2006, the basic attendance fee was set at €15,000 per year, apportioned on a time basis for Directors who assume or leave office during the year. This amount is supplemented by a variable fee linked to actual attendance by Directors:

-	Per Board meeting: €4,000 per Director for French tax residents, rising to €6,000 per Director for non-French tax residents;

-	Per Audit Committee meeting: €10,000 for the chairman (a non-French tax resident) and per Director for non-French tax residents, and €7,500 per Director for French tax residents;

-	Per Compensation, Appointments and Governance Committee meeting: €7,500 for the chairman (a French tax resident), €5,000 per Director for French tax residents, and €7,500 per Director for non-French tax residents.

The total amount of attendance fees for the year 2006 was set at €1,012,250 at a meeting of the Board of Directors held on February 12, 2007.

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

The total amount recognized in 2006 in respect of obligations under corporate pension plans for corporate officers with current or past executive responsibilities at sanofi-aventis (or at companies whose obligations have been assumed by sanofi-aventis) and for members of our Executive Committee in post in 2006 was €13 million (including €7 million for corporate officers).

Compensation of senior management

In 2006, the total gross compensation before tax charges paid to or accrued for the members of our Executive Committee in post in 2006, including Jean-François Dehecq and Gérard Le Fur, amounted to €21 million, including fixed compensation of €12 million.

The compensation of members of our Executive Committee (not including Jean-François Dehecq and Gérard Le Fur) is based on an analysis of the practices of major global pharmaceutical companies and the opinion of the Compensation, Appointments and Governance Committee. In addition to fixed compensation, these key executive receive variable compensation (which may exceed one half of fixed compensation), the amount of which is determined by the actual performance and growth of the business areas for which the executive is responsible.

These compensation packages may also be supplemented by the granting of stock options (for further information, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Stock Options and Warrants — Stock Options” below).

During 2006, 1,237,000 options were granted to the members of our Executive Committee, including those granted to Jean-François Dehecq and Gérard Le Fur, as described above.

Under French law, directors may not receive options solely as compensation for service on our Board, and thus our Company may grant options only to those directors who are also our employees.

Because some of our non-executive directors were formerly officers or executive officers of our or its predecessor companies, some of our non-executive directors hold sanofi-aventis stock options.

We do not have separate profit-sharing plans for these key executives. As employees, they are able to participate in our voluntary and statutory profit-sharing schemes on the same terms as our other employees. These plans are described below under “— Employees and Profit-sharing.”

C. Board Practices

Neither we nor our subsidiaries have entered into service contracts with members of our Board of Directors providing for benefits. With respect to Gérard Le Fur and Jean-François Dehecq, see also “Item 6. Directors, Senior Management and Employees — B. Compensation — Compensation and pension arrangements for Jean-François Dehecq” and “Item 6. Directors, Senior Management and Employees — B. Compensation — Compensation and pension arrangements for Gérard Le Fur” above.

In 1999, our Board of Directors set up advisory Committees tasked with providing specialist input to assist the Board in its decision-making.

Members of these Committees are chosen by the Board from among its members.

Audit Committee

At December 31, 2006, the Audit Committee comprised:

•	Klaus Pohle, Chairman;

•	René Barbier de La Serre;

•	Jean-Marc Bruel; and

•	Gérard Van Kemmel.

The Audit Committee is composed of four independent board members, one of whom qualifies as a financial expert within the terms of the Sarbanes Oxley Act. See “Item 16A. Audit Committee Financial Expert.”

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

During 2006, the Audit Committee met seven times.

Compensation, Appointments and Governance Committee

At December 31, 2006, this Committee was composed of:

•	René Barbier de La Serre, Chairman;

•	Thierry Desmarest;

•	Jürgen Dormann;

•	Jean-René Fourtou;

•	Serge Kampf; and

•	Lindsay Owen-Jones.

The Compensation, Appointments and Governance Committee is composed of six board members, four of whom are independent.

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

The Compensation, Appointments and Governance Committee met twice in 2006.

Statement on Corporate Governance as Required by Rule 303A.11 of the New York Stock Exchange’s Listed Company Manual

As required by the NYSE’s listing standards for foreign private issuers (Rule 303A.11), our corporate web site includes a statement of the significant ways in which our corporate governance practices differ from the corporate governance practices that the NYSE’s listing standards require of U.S. companies listed on the NYSE. This statement may be consulted at: www.sanofi-aventis.com (information on our website is not incorporated by reference in this annual report).

D. Employees and Profit-sharing

Number of Employees

As of December 31, 2006, sanofi-aventis employed 100,289 people worldwide. The tables below give a breakdown of employees by geographic area and function as of December 31, 2006. Central and Eastern Europe countries are included in Other Europe.

Employees by geographic area

	As of December 31,
	2006	%	2005	%	2004	%
France	28,964	28.9%	27,995	28.8%	27,663	28.7%
Other Europe	27,522	27.5%	27,102	27.9%	26,912	27.9%
United States	16,196	16.1%	16,471	16.9%	15,811	16.3%
Japan	2,928	2.9%	2,697	2.8%	2,752	2.9%
Other countries	24,679	24.6%	22,916	23.6%	23,301	24.2%
Total	100,289	100%	97,181	100%	96,439	100%

Employees by function

	As of December 31,
	2006	%	2005	%	2004	%
Sales	35,902	35.8%	35,030	36.1%	32,888	34.1%
Research and development	18,981	18.9%	17,636	18.1%	17,191	17.8%
Production	31,735	31.7%	30,909	31.8%	30,735	31.9%
Other	13,671	13.6%	13,606	14,0%	15,625	16.2%
Total	100,289	100%	97,181	100%	96,439	100%
of which Vaccines	9,808	9.8%	8,698	9.0%	7,817	8.1%

Industrial Relations

Industrial relations within sanofi-aventis are founded on respect and dialogue. We attach great importance to dialogue with employee representatives. In 2005, we reached agreements on the establishment of various forums for dialogue with employees at European and French levels. These bodies worked effectively throughout 2006.

The sanofi-aventis European Works Council, a forum for dialogue and consultation bringing together 40 representatives from the 27 European Union countries, the European Economic Area countries and EU accession candidate countries, met in March and September. These meetings were chaired by the Chairman and Chief Executive Officer, and dealt with issues relating to our strategy, results and future prospects and to the impact of healthcare policies in Europe. The five employee representatives elected by the European Works Council sat on the sanofi-aventis Board of Directors in a consultative capacity during 2006.

In France, the sanofi-aventis Group French Works Council (comprising 25 members and 25 alternates, plus representatives and alternates appointed by the trade unions) met in June and December 2006 under the chairmanship of our Chairman and Chief Executive Officer. At these meetings, the Council was informed about our activities, financial position and employment trends.

During 2006, we negotiated a range of agreements with our employees, in many cases designed to enable the same provisions to be applied to all our employees. Most of these agreements were signed by a majority of representative trade unions. The principal agreements related to:

-	employment of disabled people;

-	paid leave and special leave of absence;

-	life-long professional training and career development.

As part of the process of harmonizing our pension plans, we introduced a procedure requiring all proposed plan amendments, and the additional funding arrangements, to be approved at Group level. Under this procedure, 95% of our pension plans have now been harmonized.

Many other agreements were signed within individual departments (Pharmaceutical Operations, Scientific & Medical Affairs, Industrial Affairs, support functions, Vaccines) during 2006.

In many other countries, new local agreements were negotiated in 2006 with a view to finalizing the harmonization of personnel status. We also conducted negotiations associated with the reorganization plans required in response to healthcare policies in Europe, especially in our sales operations.

Profit-sharing Schemes, Employee Savings Schemes and Employee Share Ownership

Profit-sharing Schemes

All employees of our French companies belong to voluntary and statutory profit-sharing schemes. During 2006, savings schemes such as the Group savings scheme and the collective retirement savings plan (Plan d’épargne pour la retraite collectif) were reorganized and harmonized.

Voluntary Scheme (Intéressement des salariés)

These are collective schemes which are optional for the employer and contingent upon performance. The aim is to give employees an interest in the growth of the business and improvements in its performance.

The amount distributed by our French companies during 2006 in respect of voluntary profit-sharing for the year ended December 31, 2005 represented an average of 7.7% of their total payroll.

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

Statutory Scheme (Participation des salariés aux résultats de l’entreprise)

The scheme is a French legal obligation for companies with more than 50 employees that made a profit in the previous financial year. The amount distributed by our French companies during 2006 in respect of the statutory scheme for the year ended December 31, 2005 represented an average of 7.3% of their total payroll.

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

In March 2004, sanofi-aventis signed an agreement establishing a collective retirement savings plan under which the Company makes a top-up contribution, enabling employees to build up a diversified savings portfolio to provide for their retirement. In October 2005, an amendment to this agreement extended the benefits of the scheme, on identical terms, to employees in France of Group companies formerly part of the Aventis group (except, at this stage, for employees of sanofi pasteur). In June 2006, more than 78% of the employees who benefited from the schemes invested in the collective retirement savings plan. In 2006, €124.1 million and €46.8 million were invested in the Group savings scheme and the collective retirement savings plan respectively through the voluntary and statutory schemes, and through top-up contributions.

Employee Share Ownership

As of December 31, 2006, shares held by employees of sanofi-aventis and of related companies and by former employees under Group employee savings plans amounted to 1.25% of the share capital.

E. Share Ownership

In 2006 a total of 5,477,353 options to subscribe for or to purchase sanofi-aventis shares had been granted to the members of the Executive Committee of sanofi-aventis, including 1,100,000 stock options to Jean-François Dehecq and 665,000 options to Gérard Le Fur (option plans which either existed or expired in 2006). At December 31, 2006, a total of 4,909,167 unexercised options to subscribe for or to purchase sanofi-aventis shares were held by the members of the Executive Committee of sanofi-aventis, including 946,414 stock options by Jean-François Dehecq and 655,000 by Gérard Le Fur. The terms of these options are summarized in the tables below.

On December 14, 2006, Jean-François Dehecq was granted 250,000 options to subscribe for shares and Gérard Le Fur was granted 200,000 options to subscribe for shares exercisable at a price of €66.91 per share from December 15, 2010 until December 14, 2016.

During 2006, the members of the Executive Committee of sanofi-aventis exercised 148,911 options to purchase or to subscribe for shares.

On March 6, 2006, Christian Mulliez, a member of the Board of Directors, exercised 25,000 options to purchase giving entitlement to 25,000 shares at a price of €43.25 per share.

Existing Option Plans as of December 31, 2006

As of December 31, 2006, a total of 82,599,660 options were outstanding, including 73,747,449 options to subscribe for and 8,852,211 options to purchase sanofi-aventis shares. Out of this total, 50,920,604 were immediately exercisable, including 42,068,393 options to subscribe for shares and 8,852,211 options to purchase shares.

Share Purchase Option Plans

Origin	Date of shareholder authorization	Date of Board grant	Number of options initially granted	- to corporate officers(1)	- to the 10 employees granted the most options(2)	Start date of vesting period	Expiration date	Purchase price (in €)	Number exercised by 12/31/2006	Number canceled in 2006	Number outstanding
Synthélabo	6/28/1990	12/15/1993	364,000	130,000	104,000	12/15/1998	12/15/2013	6.36	350,800	0	8,000
Synthélabo	6/28/1990	10/18/1994	330,200	0	200,200	10/18/1999	10/18/2014	6.01	313,100	0	17,100
Synthélabo	6/28/1990	12/15/1995	442,000	130,000	312,000	12/15/2000	12/15/2015	8.50	442,000	0	0
Synthélabo	6/28/1990	1/12/1996	208,000	0	52,000	1/12/2001	1/12/2016	8.56	180,630	0	27,370
Synthélabo	6/28/1990	4/05/1996	228,800	0	67,600	4/05/2001	4/05/2016	10.85	178,500	0	50,300
Synthélabo	6/28/1990	10/14/1997	262,080	0	165,360	10/14/2002	10/14/2017	19.73	196,751	0	60,129
Synthélabo	6/28/1990	6/25/1998	296,400	148,200	117,000	6/26/2003	6/25/2018	28.38	242,580	0	53,820
Synthélabo	6/23/1998	3/30/1999	716,040	0	176,800	3/31/2004	3/30/2019	38.08	324,500	0	385,820
Sanofi-Synthélabo	5/18/1999	5/24/2000	4,292,000	310,000	325,000	5/25/2004	5/24/2010	43.25	1,988,844	4,400	2,189,856
Sanofi-Synthélabo	5/18/1999	5/10/2001	2,936,500	145,000	286,000	5/11/2005	5/10/2011	64.50	257,446	2,650	2,605,054
Sanofi-Synthélabo	5/18/1999	5/22/2002	3,111,850	145,000	268,000	5/23/2006	5/22/2012	69.94	61,000	6,600	2,968,450

(1)	Including the Chairman and CEO, the CEO or the Senior Executive Vice President, holding office as of the date of grant.
(2)	Employed as of the date of grant.

Aventis Inc. and Hoechst GmbH Share Purchase Option Plans

As of December 31, 2006, a total of 110,956 Aventis Inc. and 375,356 Hoechst GmbH options to purchase shares remained outstanding.

Share Subscription Option Plans

Origin	Date of shareholder authorization	Date of grant	Number of options initially granted	- to corporate officers(1)	- to the 10 employees granted the most options(2)	Start date of vesting period	Expiration date	Subscription price (in €)	Number exercised by 12/31/2006	Number canceled in 2006	Number outstanding
Aventis	4/13/1995	12/17/1996	2,054,348	282,913	353,000	1/06/2000	12/17/2006	20.04	1,992,090	4,696	0
Aventis	4/23/1997	12/16/1997	4,193,217	340,435	369,000	1/06/2001	12/16/2007	32.15	3,200,352	0	507,636
Aventis	4/23/1997	12/15/1998	6,372,000	704,348	664,215	1/06/2002	12/15/2008	34.14	4,073,245	398	1,504,178
Aventis	5/26/1999	12/15/1999	5,910,658	586,957	463,485	1/06/2003	12/15/2009	50.04	2,430,390	5,339	2,948,867
Aventis	5/26/1999	5/11/2000	877,766	0	86,430	5/11/2003	5/11/2010	49.65	498,354	1,171	292,684
Aventis	5/24/2000	11/14/2000	13,966,871	1,526,087	1,435,000	11/15/2003	11/14/2010	67.93	1,265,418	65,716	10,596,574
Aventis	5/24/2000	3/29/2001	612,196	0	206,000	3/30/2004	3/29/2011	68.94	28,476	0	551,451
Aventis	5/24/2000	11/07/2001	13,374,051	1,068,261	875,200	11/08/2004	11/07/2011	71.39	880,241	163,991	10,136,345
Aventis	5/24/2000	3/06/2002	1,173,913	1,173,913	0	3/07/2005	3/06/2012	69.82	0	0	1,173,906
Aventis	5/14/2002	11/12/2002	11,775,414	352,174	741,100	11/13/2005	11/12/2012	51.34	3,332,938	41,699	6,797,044
Aventis	5/14/2002	12/02/2003	12,012,414	352,174	715,000	12/03/2006	12/02/2013	40.48	1,447,688	293,942	9,035,299
Sanofi-Synthélabo	5/18/1999	12/10/2003	4,217,700	240,000	393,000	12/11/2007	12/10/2013	55.74	8,700	34,100	4,116,700
Sanofi-aventis	5/31/2005	5/31/2005	15,228,505	400,000	550,000	6/01/2009	5/31/2015	70.38	6,500	614,875	14,314,715
Sanofi-aventis	5/31/2005	12/14/2006	11,772,050	450,000	585,000	12/15/2010	12/14/2016	66.91	0	0	11,772,050

(1)	Including the Chairman and CEO, the CEO, the Senior Executive Vice President or members of the Management Board, holding office as of the date of grant.
(2)	Employed as of the date of grant.

The main characteristics of our stock options are also described in Note D.15.8 to our consolidated financial statements, included in Item 18 of this annual report.

Shares Owned by Members of the Board of Directors

As of December 31, 2006, members of our Board of Directors held in the aggregate 504,103 shares, or under 1% of the share capital and of the voting rights, excluding the beneficial ownership of 178,476,513 shares held by Total as of such date which may be attributed to Thierry Desmarest (who disclaims beneficial ownership of such shares) and excluding the beneficial ownership of 143,041,202 shares held by L’Oréal as of such date which may be attributed to Lindsay Owen-Jones (who disclaims beneficial ownership of such shares).

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The table below shows the ownership of our shares as of February 28, 2007, indicating the beneficial owners of our shares. To the best of our knowledge and on the basis of the notifications received as disclosed below, no shareholder holds more than 5% of the share capital or the voting rights.

	Shares		Actual voting rights (2)		Published voting rights (3)
	Number	%	Number	%	Number	%
Total	178,476,513	13.12	319,968,848	19.30	319,968,848	19.20
L’Oréal	143,041,202	10.52	286,082,404	17.26	286,082,404	17.16
Treasury shares	8,738,426	0.64	—	—	8,738,426	0.52
- of which held by sanofi-aventis	8,278,734	0.61	—	—	—	—
Employees (1)	16,730,513	1.23	31,334,503	1.89	31,334,503	1.88
Public	1,012,965,671	74.49	1,020,539,368	61.55	1,020,539,368	61.24
Total	1,359,952,325	100.00	1,657,925,123	100.00	1,666,663,549	100.00

(1)	Shares held via the sanofi-aventis Group employee savings plan.
(2)	Based on the total number of voting rights as of February 28, 2007.
(3)

Based on the total number of voting rights as of February 28, 2007 as published in accordance with article 222-12-5 of the General Regulations of the Autorité des Marchés Financiers (i.e. including treasury shares).

On the basis of available information (registered shares, a survey conducted by Euroclear France as of September 30, 2006), we estimate that we have approximately 670,000 individual shareholders.

Our statuts (bylaws) provide for double voting rights for shares held in registered form for at least two years. For more information relating to our shares, see “Item 10. Additional Information — B. Memorandum and Articles of Association.”

Total and L’Oréal are the only two entities known to hold more than 5% of the outstanding sanofi-aventis ordinary shares.

In accordance with our statuts, shareholders are required to notify our Company once they have acquired more than 1% of our share capital or our voting rights and each time they cross an incremental 1% threshold (see “Item 10. Additional Information — B. Memorandum and Articles of Association — Requirements for Holdings Exceeding Certain Percentages”).

For the year ended December 31, 2006, we were informed that the following share ownership declaration thresholds had been passed:

•

Total disclosed that it had passed an incremental threshold of 1% of our share capital and held 13.18%. This change follows our cancellation of 48 million treasury shares, resolved on February 23, 2006 (notification dated March 10, 2006).

•

Crédit Agricole Asset Management disclosed that it had passed successively below and above the threshold of 2% and held in its Fonds Communs de Placement (mutual funds) an interest of 2.30% (latest notification dated March 23, 2006).

•

Société Générale and its group disclosed that, on a number of occasions, they had passed below and above the thresholds of 1% of our share capital and voting rights and 2% of our share capital and held 0.31% of our share capital and 0.25% of our voting rights (latest notification dated June 22, 2006).

•	Dodge & Cox disclosed that it held 3.01% of our share capital on behalf of its clients (notification dated October 19, 2006).

•	Franklin Resources Inc. disclosed that it held 2.02% of our share capital and our voting rights on behalf of its clients (notification dated October 25, 2006).

•	UBS disclosed that it held 1.23% of our share capital and 1.01% of our voting rights on behalf of its clients (notification dated October 30, 2006).

Since January 1, 2007 we have been informed that the following share ownership declaration thresholds had been passed:

•	Franklin Resources Inc. and its group disclosed that they held 2.44% of our share capital and 2% of our voting rights on behalf of their clients (notification dated February 23, 2007).

Based on a survey conducted by Euroclear France as of September 30, 2006, excluding shares owned by sanofi-aventis and its subsidiaries, we estimate that:

•	French shareholders owned approximately 45% of our share capital and foreign shareholders owned approximately 55% of our share capital;

•

Institutional shareholders (not including Total and L’Oréal) owned approximately 65% of our share capital, primarily institutional investors from the United States (approximately 26%), France (approximately 15%) and the United Kingdom (approximately 8%);

•	Retail shareholding represented around 7% of our share capital, approximately two thirds being French and one third being American.

Shareholders’ Agreement

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

During 2006 and through the date of this annual report, we have not been involved in, and we do not currently anticipate becoming involved in, any transactions with related parties that are material to us or to any of our related parties and that are unusual in their nature or conditions. We have not made any outstanding loans to or for the benefit of:

•	enterprises that, directly or indirectly, control or are controlled by, or are under common control with us;

•	enterprises in which we have significant influence or that have significant influence over us other than in the ordinary course of business;

•	shareholders beneficially owning a 10.0% or greater interest in our voting power;

•	any member of our Executive Committee or Board of Directors; or

•	enterprises in which persons described above own, directly or indirectly, a substantial interest in the voting power.

C. Interests of Experts and Counsel

N/A

Item 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information

Our consolidated financial statements as of and for the years ending December, 31 2006, 2005 and 2004 are included in this annual report at “Item 18. Financial Statements.”

Dividends on Ordinary Shares

We paid annual dividends for the years ended December 31, 2002, 2003, 2004 and 2005 and our shareholders will be asked to approve the payment of an annual dividend in the amount of €1.75 per share for the 2006 fiscal year at our next annual shareholders’ meeting. If approved, this dividend will be paid on June 7, 2007.

We expect that we will continue to pay regular dividends based on our financial condition and results of operations. The proposed 2006 dividend equates to a distribution of 33.5 % of our adjusted earnings per share. For information on the non-GAAP financial measure, “adjusted earnings per share”, see “Item 5. Operating and Financial Review and Prospects — Sources of Revenues and Expenses — Adjusted Net Income.”

The following table sets forth information with respect to the dividends paid by our Company in respect of the 2002, 2003, 2004 and 2005 fiscal years and the dividend that will be proposed for approval by our shareholders in regards to the year ended in 2006 at our May 31, 2007 shareholders’ meeting.

	2006(1)	2005	2004	2003	2002
Net Dividend per Share (in €)	1.75	1.52	1.20	1.02	0.84
Net Dividend per Share (in $)	2.31	1.80	1.62	1.28	0.88

(1)	Proposal, subject to shareholder approval.

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

Annual Payments on Participating Share Series A (PSSA)

The table below sets forth, for the years indicated, the amount of dividends paid per PSSA (see “Item 9. The Offer and Listing” for further detail). In the United States, the PSSAs exist in the form of American Depositary Shares issued by The Bank of New York, as depositary, each representing one-quarter of a PSSA (PSSA-ADSs). The PSSAs are generally entitled to receive an annual payment determined according to a specific formula and subject to certain conditions.

The annual payments on the PSSAs are equal to the sum of a fixed portion and a variable portion equal to the greater of 704% of the dividend per ordinary share or 150% of an amount calculated pursuant to a formula which takes into account changes in consolidated sales and consolidated net income.

Such amounts have been translated in each case into dollars and adjusted for the one-to-four ratio of PSSAs to PSSA-ADSs. Annual payments paid to holders of PSSA-ADSs will generally be exempt from French withholding tax. An annual payment is paid on August 15 of each year in respect of the prior year, provided that the Company’s Consolidated Net Income in the prior year is above €0.15 million. Since the Company’s Consolidated Net Income was below €0.15 million in 2004, no dividend was paid in 2005. Only the fixed portion of the dividend was carried forward and paid in 2006.

In 2006, the annual payment per PSSA in respect of 2005 was equal to € 12.9929, of which €1.1434 representing the fixed portion of the previous year carried forward.

	2005	2004	2003	2002	2001
Annual payment per PSSA	€12.9929	€0	€6.0634	€5.3434	€4.6234
Annual payment per PSSA-ADS	$4.1438	$0	$1.8530	$1.5118	$1.1312

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

•  Government Investigations – Plavix® Settlement

(Update to the caption “Government Investigations – Plavix® Settlement” at Note D.22.c) to our consolidated financial statements included herein at Item 18.)

On March 21, 2007, the U.S. Federal Trade Commission served a Civil Investigative Demand on sanofi-aventis’ U.S. subsidiary, requesting production of certain documents and information relating to the proposed settlement of our U.S. Plavix® patent litigation against Apotex. The proposed settlement is also the subject of an ongoing investigation by the U.S. Department of Justice’s Antitrust Division. The proposed settlement and the related Department of Justice investigation are described at Note D.22 to our consolidated financial statements included at Item 18 of this annual report.

•  Ramipril Canada Patent Litigation

(Update to the caption “Ramipril Canada Patent Litigation” at Note D.22.b) to our consolidated financial statements included herein at Item 18.)

In March 2007, the Minister of Health’s decisions that Apotex and Novopharm need not address the HOPE patents and to issue an NOC in favour of Apotex were upheld by the Federal Court of Canada along with the Minister of Health’s decision that Novopharm is required to address the ‘948 and ‘089 patents.

•  Eligard® Patent Litigation

(Update to the caption “Eligard® Patent Litigation” at Note D.22.b) to our consolidated financial statements included herein at Item 18.)

On February 16, 2007, following dismissal of the case by the competent courts, the settlement agreement entered into by the parties to this litigation became final.

B. Significant Changes

In addition to the information included elsewhere in this annual report, we bring to your attention the following developments since the end of 2006.

•

On February 12, 2007, sanofi-aventis announced that the U.S. FDA had approved revisions to the U.S. Prescribing Information for Ketek® (telithromycin). Sanofi-aventis announced revisions to the European Summary of Product Characteristics (SmPC) for this product on March 30, 2007, following interactions with and review of the effectiveness and safety of this product by the European Medicines Agency (EMEA) - Committee for Medicinal Products for Human use (CHMP) earlier in the year.

•

On March 26, 2007, we announced the FDA notice for our first in class CB1 receptor antagonist rimonabant, scheduled for an Endocrinologic and Metabolic Drugs Advisory Committee Meeting to be held on June 13, 2007. The Committee will discuss the efficacy and safety of rimonabant in obesity.

•

On March 28, 2007, sanofi-aventis and Oxford BioMedica announced that they have entered into an exclusive global license agreement to develop and commercialise TroVax® for the treatment and prevention of cancers. TroVax® is Oxford BioMedica’s lead cancer immunotherapy. This therapeutic vaccine has been evaluated in clinical trials involving more than 180 patients with various forms of cancer. A Phase III trial — called TRIST — in renal cancer is ongoing.

Under the terms of this agreement:

-	sanofi-aventis will make an initial payment to Oxford BioMedica of €29 million and a further €19 million as milestones during the course of the TRIST study, and will pay other milestone payments based on progress in the development and registration of the product. Assuming full development and registration success in all targeted indications, the total amount paid in upfront payments, support of the ongoing Phase III study and clinical and regulatory milestones could reach €518 million;

-	Oxford BioMedica and sanofi-aventis will co-fund the ongoing Phase III TRIST study of TroVax® in renal cancer;

-	sanofi-aventis will fund all future research, development, regulatory and commercialisation activities, including the immediate implementation of a development plan for TroVax® in metastatic colorectal cancer;

-	sanofi-aventis will be responsible for the commercialization of TroVax® and will book the sales worldwide; Oxford BioMedica may exercise an option to participate in the promotion of TroVax® in the United States and the European Union;

-	Oxford BioMedica is entitled to escalating royalties on global sales of TroVax® and to sales milestones if and when the worldwide net sales of TroVax® reach certain levels.

TroVax® may be developed by sanofi-aventis as a treatment for any cancer type. Based on the broad distribution of the 5T4 tumour antigen, TroVax® has potential application in a wide range of other solid tumours, including lung, breast and prostate cancer.

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

	Euronext Paris		NYSE
Calendar period	High	Low	High	Low
	(price per share in €)		(price per ADS in $)
Monthly
March 2007	66.14	62.50	43.73	41.37
February 2007	68.85	63.72	44.44	42.30
January 2007	71.80	67.25	46.60	43.66
December 2006	70.85	65.00	46.60	43.46
November 2006	67.50	64.85	44.40	41.70
October 2006	70.90	65.20	44.99	41.65
2006
First quarter	79.85	69.50	48.32	41.91
Second quarter	79.10	69.80	49.25	44.21
Third quarter	79.25	66.90	50.05	42.43
Fourth quarter	70.90	64.85	46.60	41.65
Full Year	79.85	64.85	50.05	41.65
2005
First quarter	66.50	56.40	43.34	36.60
Second quarter	74.10	64.55	45.87	40.42
Third quarter	72.70	64.90	44.49	39.80
Fourth quarter	76.70	64.70	45.33	39.23
Full Year	76.70	56.40	45.87	36.60
2004
First quarter	63.25	52.90	40.10	32.23
Second quarter	56.90	49.42	33.91	29.22
Third quarter	59.90	51.70	36.94	31.61
Fourth quarter	60.30	54.50	40.48	34.81
Full Year	63.25	49.42	40.48	29.22
2003
Full Year	60.00	41.50	37.92	22.53
2002
Full Year (NYSE beginning on July 1)	84.30	49.78	32.80	24.90

B. Plan and Distribution

N/A

C. Markets

Shares and ADSs

Our shares are listed on the Eurolist market of Euronext Paris (Compartment A) under the symbol “SAN” and our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “SNY.” At the date of this annual report, our shares are included in a large number of indices including the “CAC 40 Index,” the principal French index published by Euronext Paris. This index contains 40 stocks selected among the top 100 companies based on free-float capitalization and the most active stocks listed on the Eurolist market of Euronext Paris. The CAC 40 Index indicates trends on the French stock market as a whole and is one of the most widely followed stock price indexes in France. Our shares are also included in the S&P Global 100 Index, the Dow Jones EuroSTOXX 50 and the MSCI Pan-Euro Index.

The Eurolist Market

In February 2005, Euronext Paris overhauled its listing structure by implementing the Eurolist Market, a new single regulated market, which has replaced the regulated cash markets formerly operated by Euronext Paris, i.e., the Bourse de Paris (which comprised the Premier Marché and the Second Marché) and the Nouveau Marché. As part of this process, Euronext Paris transferred on February 21, 2005 all shares and bonds listed on the Premier Marché, Second Marché and Nouveau Marché to the Eurolist Market.

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

Trading on the Eurolist Market

Securities admitted to trading on the Eurolist Market are officially traded through authorized financial institutions that are members of Euronext Paris. Euronext Paris places securities admitted to trading on the Eurolist Market in one of two categories (continuous (“continu”) or fixing), depending on whether they belong to certain indices or compartments and/or on their trading volume. Our shares trade in the category known as continu, which includes the most actively traded securities. Shares are traded on each trading day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which pre-opening and post-closing sessions trades are recorded but not executed until the opening auction at 9:00 a.m. and the closing auction at 5:30 p.m., respectively). In addition, from 5:30 p.m. to 5:40 p.m., trading can take place at the closing auction price. Trading in a share belonging to the continu category after 5:40 p.m. until the beginning of the pre-opening session of the following trading day may take place at a price that must be within the closing auction price plus or minus 1%.

Euronext Paris may temporarily suspend trading in a security admitted to trading on the Eurolist Market if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation from a reference price. With respect to shares belonging to the continu category, once trading has commenced, suspensions for a reservation period of 4 minutes (subject to extension by Euronext Paris) are possible if the price varies either by more than 10% from a reference price (e.g., opening auction price) or by more than 2% (with respect to French issuers) from the last trade on such securities. Euronext Paris may also suspend trading of a security admitted to trading on the Eurolist Market in certain circumstances including the occurrence of unusual trading activity in a security. In addition, in exceptional cases, including, for example, upon announcement of a takeover bid, the French market regulator (Autorité des marchés financiers or “AMF”) may also require Euronext Paris to suspend trading.

Trades of securities admitted to trading on the Eurolist Market are settled on a cash basis on the third day following the trade. For certain securities, market intermediaries are also permitted to offer investors the opportunity to place orders through a deferred settlement service (Ordres Stipulés à Règlement-Livraison Différés — OSRD) for a fee. The deferred settlement service is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors can elect on or before the determination date (jour de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. At the date of this annual report, our shares are currently eligible for the deferred settlement service.

Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been recorded in the purchaser’s account. Under French securities regulations, if the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid.

Prior to any transfer of securities listed on the Eurolist Market of Euronext Paris held in registered form, the securities must be converted into bearer form and accordingly recorded in an account maintained by an accredited intermediary with Euroclear France S.A., a registered central security depositary. Transactions in securities are initiated by the owner giving the instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Eurolist Market are cleared through LCH.Clearnet and settled through Euroclear France using a continuous net settlement system. A fee or commission is payable to the accredited intermediary or other agent involved in the transaction.

Participating Shares Series A

Further to a public offer to exchange ordinary shares for PSSAs in 1993, a tender offer to purchase for cash all of the outstanding PSSA-ADSs in 1995 and repurchases in private transactions since that date, there are only 3,296 PSSAs outstanding as of December 31, 2006, of which substantially all were represented by PSSA-ADSs. In view of the small number of PSSAs that remain outstanding, at some time in the future, sanofi-aventis intends to terminate the Deposit Agreement for the PSSA-ADSs and apply to the U.S. Securities and Exchange Commission to terminate registration of the PSSAs and the PSSA-ADSs under the Securities Exchange Act of 1934, as amended.

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

Trading Practices and Trading in own Shares

Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described at “Item 10. Additional Information — B. Memorandum and Articles of Association — Trading in Our Own Shares.”

D. Selling Shareholders

N/A

E. Dilution

N/A

F. Expense of the Issue

N/A

Item  10. Additional Information

A. Share Capital

N/A

B. Memorandum and Articles of Association

General

Our Company is a société anonyme, a form of limited liability company, organized under the laws of France.

In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts, an English translation of which has been filed as an exhibit to this annual report. For a description of certain provisions of our statuts relating to our Board of Directors and statutory auditors, see “Item 6. Directors, Senior Management and Employees.” You may obtain copies of our statuts in French from the greffe (Clerk) of the Registre du Commerce et des Sociétés de Paris (Registry of Commerce and Companies of Paris, France, registration number: 395 030 844). Please refer to that full document for additional details.

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

•

Operating directly or indirectly, purchasing, and transferring — for free or for consideration — pledging or securing all intellectual property rights, particularly all patents, trademarks and models, processes or inventions;

•	Obtaining, operating, holding and granting all licenses; and

•

Participating, within the Group policy framework, in financing transactions and, in compliance with applicable legal provisions, whether in the capacity of leader or not, either in the form of centralizing accounts or centralized management of foreign exchange risks, intra-Group settlements (netting), or in any form authorized by applicable legislation.

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

Directors

Transactions in which Directors Are Materially Interested

Under French law, any agreement entered into (directly or through an intermediary) between our Company and any one of the members of the Board of Directors that is not entered into (i) in the ordinary course of our business and (ii) under normal conditions is subject to the prior authorization of the disinterested members of the Board of Directors. The same provision applies to agreements between our Company and another company if one of the members of the Board of Directors is the owner, general partner, manager, director, general manager or member of the executive or supervisory board of the other company, as well as to agreements in which one of the members of the Board of Directors has an indirect interest. The Board of Directors must also authorize any undertaking taken by our Company for the benefit of our Chairman, Chief Executive Officer (directeur général) or his delegates (directeurs généraux délégués) pursuant to which such persons will or may be granted compensation, benefit or any other advantage as a result of the termination or change in their offices or following such termination or change.

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

Share Capital

As of December 31, 2006, our share capital amounted to €2,718,869,366, divided into 1,359,434,683 outstanding shares with a par value of €2 per share. All of our outstanding shares are of the same class and are fully paid. Of these shares, we or entities controlled by us held 8,940,598 shares (or 0.66% of our outstanding share capital), as treasury shares as of such date. As of December 31, 2006, the book value of such shares was €492 million.

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

The maximum total amount of authorized but unissued shares as of December 31, 2006 was 846 million, reflecting the unused part of the May 31, 2005 shareholder authorization and outstanding options to subscribe for shares.

Stock Options and Warrants

Stock Options

Types of Stock Options

We have two types of stock options outstanding: options to subscribe for shares (options de souscription d’actions) and options to purchase shares (options d’achat d’actions). Upon exercise of an option to subscribe for shares, we issue new shares, whereas upon exercise of an option to purchase shares, the option holder receives existing shares. We purchase our shares on the market prior to the grant of the options to purchase in order to provide the option holder with shares upon exercise. Following the merger of Aventis with and into sanofi-aventis, all previously granted options for the shares of Aventis were converted into options for our shares.

Because the exercise of options to purchase shares will be satisfied with existing shares repurchased on the market or held in treasury, the exercise of options to purchase shares has no impact on our equity capital.

Stock Option Plans

Our ordinary and extraordinary shareholders’ meeting of May 31, 2005 authorized our Board of Directors for 26 months to grant options to subscribe for shares and options to purchase shares to members of our salaried staff and/or corporate officers as well as to members of salaried staff and/or corporate officers of companies or economic interest groups related to our Company under the conditions referred to in Article L.225-180 of the French Commercial Code.

The aggregate number of options to subscribe for shares and options to purchase shares that may be granted under this authorization may not give entitlement to a total number of shares exceeding 2.5% of the share capital as of the day the decision to grant options is made by the Board. Under such a resolution, the price payable on the exercise of options may not be lower than the average of the first quoted prices of sanofi-aventis ordinary shares on the Eurolist market of Euronext Paris during the 20 consecutive trading days preceding the date on which the options are granted.

The authorization entails the express waiver by the shareholders, in favor of the grantees of options to subscribe for shares, of their preferential subscription rights in respect of shares that are to be issued as and when options are exercised.

The Board of Directors sets the terms on which options are granted and the arrangements as regards the dividend entitlement of the shares.

Pursuant to this authorization, the Board of Directors granted 11,772,050 options to subscribe for shares at the meeting of December 14, 2006.

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Stock Options” for a description of our option plans currently in force.

Changes in Share Capital in 2006

See Note D.15.1 to our consolidated financial statements included at Item 18 of this annual report.

Voting Rights

In general, each shareholder is entitled to one vote per share at any general shareholders’ meeting. However, our statuts provide that any fully paid-up shares that have been held in registered form under the name of the same shareholder for at least two years acquire double voting rights. As of December 31, 2006, there were 306,247,843 shares that were entitled to double voting rights, representing 22.5% of our total share capital, approximately 22.7% of our outstanding share capital that is held by holders other than us and our subsidiaries, and 37 % of the total voting rights of sanofi-aventis.

Double voting rights are not taken into account in determining whether a quorum exists.

Under the French Commercial Code, shares of a company held in treasury or by entities controlled by that company are not entitled to voting rights and do not count for quorum purposes.

Our statuts allow us to obtain from Euroclear France the name, nationality, address and number of shares held by holders of our securities that have, or may in the future have, voting rights. If we have reason to believe that a person on any list provided by Euroclear France holds securities on behalf of another person, our statuts allow us to request such information regarding beneficial ownership directly from such person. See “— Memorandum and Articles of Association — Form, Holding and Transfer of Shares” below.

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

Notice of Shareholders’ Meetings

We must announce general meetings at least 35 days in advance by means of a preliminary notice (avis de réunion), which is published in the Bulletin des Annonces Légales Obligatoires, or BALO. The preliminary notice must first be sent to the AMF. The AMF also recommends that, prior to or simultaneously with the publication of the preliminary notice, we publish a summary of the notice indicating the date and place of the meeting in a newspaper of national circulation in France. The preliminary notice must contain, among other things, the agenda, a draft of the resolutions to be submitted to the shareholders and the procedure for voting by mail.

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

In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda. As an exception to this rule, shareholders may take action with respect to the dismissal of directors even though this action has not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors, for recommendation to the shareholders, as from the publication of the preliminary notice in the BALO and until 25 days prior to the general meeting:

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

Following the date on which documents must be made available to the shareholders, shareholders may submit written questions to the Board of Directors relating to the agenda for the meeting until the fourth business day prior to the general meeting. The Board of Directors must respond to these questions during the meeting.

Attendance at Shareholders’ Meetings; Proxies and Votes by Mail

In general, all shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

The right of shareholders to participate in general meetings is subject to the recording (enregistrement comptable) of their shares on the third business day, zero hour (Paris time), preceding the general meeting:

•	for holders of registered shares: in the registered shareholder account held by the Company or on its behalf by an agent appointed by it;

•

for holders of bearer shares: in the bearer shareholder account held by the accredited financial intermediary with whom such holders have deposited their shares; such financial intermediaries shall deliver to holders of bearer shares a shareholding certificate (attestation de participation) enabling them to participate in the general meeting.

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

A unanimous shareholder vote is required to increase the liabilities of shareholders.

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

Legal Reserve

The French Commercial Code requires us to allocate 5% of our unconsolidated statutory net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate par value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. At December 31, 2006, our legal reserve was €282,280,863 representing 10.4% of the aggregate par value of our issued and outstanding share capital as of that date. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

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

Changes in Share Capital

Increases in Share Capital

As provided by the French Commercial Code, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following the recommendation of our Board of Directors. Increases in our share capital may be effected by:

•	issuing additional shares;

•	increasing the par value of existing shares;

•	creating a new class of equity securities; or

•	exercise of rights attached to securities giving access to the share capital.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	in consideration for cash;

•	in consideration for assets contributed in kind;

•	through an exchange offer;

•	by conversion of previously issued debt securities;

•	by capitalization of profits, reserves or share premiums; or

•	subject to various conditions, in satisfaction of debt incurred by our Company.

Decisions to increase the share capital through the capitalization of reserves, profits and-or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the par value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting acting under the regular quorum and majority requirements for such meetings. See “— Quorum” and “— Votes Required for Shareholder Action” above.

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

On May 31, 2005, our shareholders approved different resolutions delegating to the Board of Directors the authority to increase our share capital through the issuance of shares or securities giving access to the share capital, subject to an overall cap set at €1.6 billion. This cap applies to all the resolutions whereby the extraordinary shareholders’ meeting delegated to the Board of Directors the authority to increase the share capital, it being also specified that:

-	the maximum aggregate par value amount of capital increases that may be carried out with preferential subscription rights maintained was set at €1.4 billion;

-	the maximum aggregate par value amount of capital increases that may be carried out without preferential subscription rights was set at €840 million;

-	the maximum aggregate par value amount of capital increases that may be carried out by capitalization of share premiums, reserves, profits or other items was set at €500 million; and

-	capital increases resulting in the issuance of securities to employees, early retirees or retirees under our employee savings plans are limited to 2% of the share capital as computed on the date of the Board’s decision, and such issuances may be made at a discount of 20% (or 30% if certain French law restrictions on resales were to apply);

On May 31, 2005, our shareholders also approved resolutions delegating to the Board of Directors the authority to increase the share capital by granting options or free shares to our employees and/or corporate officers, subject to the overall cap mentioned above and under the following terms and conditions:

-	authorization, for a period of 26 months, to grant options to purchase or to subscribe for our shares to employees and/or corporate officers; such options may not give entitlement to a total number of shares exceeding 2.5% of the share capital as computed on the day of the Board’s decision; See “— Stock Options and Warrants” above;

-	authorization, for a period of 38 months, to grant existing or new shares free of consideration to employees and/or corporate officers, up to a limit of 1% of the share capital as computed on the day of the Board’s decision.

During fiscal year 2006, the Board of Directors used the authorization to grant options to purchase or to subscribe for shares described above by granting 11,772,050 options to subscribe for shares on December 14, 2006.

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

In addition, specific rules exist to permit the cancellation of treasury shares, by which the shareholders’ meeting may authorize the cancellation of up to 10% of a company’s share capital per 24-month period. On May 31, 2005, our shareholders delegated the right to our Board of Directors to reduce our share capital by canceling our own shares.

The Board of Directors meeting held on February 23, 2006 cancelled 48,013,520 treasury shares, resulting in a decrease in share capital of €96,027,040.

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

Redemption of Shares

Under French law, our Board of Directors is entitled to redeem a set number of shares as authorized by the extraordinary shareholders’ meeting. In the case of such an authorization, the shares redeemed must be cancelled within one month after the end of the offer to purchase such shares from shareholders. However, shares redeemed on the open market need not be cancelled if the company redeeming the shares grants options on or awards those shares to its employees within one year of the acquisition. See also “— Trading in Our Own Shares” below.

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

In order to permit holders to give the required notice, each month, we must publish on our website and provide the AMF with a written notice setting forth the total number of our shares and voting rights outstanding (including treasury shares) whenever they vary from the figures previously published.

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

Trading in Our Own Shares

Under French law, sanofi-aventis may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, acquire up to 10% of our share capital within a maximum period of 18 months, provided our shares are listed on a regulated market. Prior to acquiring our shares for this purpose, we must publish a description of the share repurchase program (descriptif du programme de rachat d’actions).

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

On May 31, 2006, our shareholders approved a resolution authorizing us to repurchase up to 10% of our shares over an 18-month period. Under this authorization, the purchase price for each sanofi-aventis ordinary share may not be greater than €100.00 and the maximum amount that sanofi-aventis may pay for the repurchases is €14,013,065,700. A description of this share repurchase program as adopted by the Board of Directors on May 31, 2006 (descriptif du programme de rachat d’actions) was published on May 9, 2006.

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

•

effect any transaction during a “blackout period” imposed by the applicable law of the Member State in which the transaction occurs (i.e., under French law, during the period between the date on which the company is aware of insider information and the date on which such information is made public and during the 15-day period preceding the date of publication of annual and interim financial statements), without prejudice to transactions carried out pursuant to a liquidity agreement as mentioned above; or

•	effect any transaction in securities with respect to which the issuer has decided to defer disclosure of any material, non-public information.

Use of Share Repurchase Programs

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

We have repurchased none of our own shares since January 1, 2006.

The Board meeting of February 23, 2006 decided to reallocate 48,013,520 treasury shares, initially allocated for the use in mergers and acquisitions, as being held with a view to cancellation.

The Board meeting of February 23, 2006 decided to cancel these 48,013,520 shares.

In 2006, of the 10,197,734 shares allocated to stock purchase option plans outstanding at December 31, 2005, 1,257,136 shares were sold to grantees of options, comprising:

•	967,545 shares sold directly by sanofi-aventis;

•	289,591 shares sold indirectly (141,540 shares held by Aventis Inc. and 148,051 shares held by Hoechst GmbH).

Following these sales, the number of shares allocated to outstanding stock purchase option plans at December 31, 2006 was 8,940,598, comprising:

•	8,379,549 directly-owned shares, representing 0.62 % of our share capital;

•	561,049 indirectly-owned shares, representing 0.04 % of our share capital.

Reporting obligations

Pursuant to the AMF Regulation and the French Commercial Code, issuers trading in their own shares are subject to the following reporting obligations:

•

Issuers must report all transactions in their own shares publicly within seven trading days of the transaction in a prescribed format, unless such transactions are carried out pursuant to a liquidity agreement that complies with the ethics guidelines approved by the AMF;

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

N/A

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

For the purposes of this discussion, a U.S. holder is a beneficial owner of Securities that is (i) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (ii) a U.S. domestic corporation or certain other entities created or organized in or under the laws of the United States or any state thereof, or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the Securities.

If a partnership holds Securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. holder is a partner in a partnership that holds Securities, the holder is urged to consult its own tax adviser regarding the specific tax consequences of owning and disposing of its Securities.

This discussion is intended only as a general summary and does not purport to be a complete analysis or listing of all potential tax effects of the ownership or disposition of the Securities to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. The discussion applies only to investors that hold our Securities as capital assets, that have the U.S. dollar as their functional currency, that are entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty, and whose ownership of the Securities is not effectively connected to a permanent establishment or a fixed base in France. Certain holders (including, but not limited to, U.S. expatriates, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the Securities pursuant to the exercise of employee stock options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 10% or more of our outstanding share capital, dealers in securities or currencies, persons that elect mark-to-market treatment and persons holding Securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below. Holders of Securities are advised to consult their own tax advisers with regard to the application of French tax law and U.S. federal income tax law to their particular situations, as well as any tax consequences arising under the laws of any state, local or other foreign jurisdiction.

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

Ownership of the Securities

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

ADSs-Ordinary Shares

French Taxes

Taxation of Dividends

As a result of both the reform implemented by the French Finance Bill for 2004 and the Finance Bill for 2006 (No. 2005-1719 dated December 30, 2005), French resident individuals will only be taxed on 60% of dividends received and, in addition to the annual allowance of €3,050 for couples subject to joint taxation and €1,525 for single persons, widows, widowers or divorced persons which is already applicable, will be entitled to a tax credit equal to 50% of all dividends received within one year (the “Tax Credit”). The Tax Credit is capped for all dividends received within one year at €230 for married couples and members of a civil union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorced or married persons subject to separate taxation.

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

Dividends paid to tax-exempt “U.S. Pension Funds” as discussed below, and certain other tax-exempt entities (including certain State-owned institutions, not-for-profit organizations and individuals with respect to dividends beneficially-owned by such individuals and derived from an investment in a tax-favored retirement account (Other Tax-Exempt Entities)) are nonetheless eligible for the reduced withholding tax rate of 15% provided for by the Treaty, subject to the filing formalities specified in the regulations (discussed below), provided that these entities own, directly and indirectly, less than 10% of the capital of sanofi-aventis. A “U.S. Pension Fund” includes exempt pension funds subject to the provisions of Section 401(a) (qualified retirement plans), Section 403(b) (tax deferred annuity contract) or Section 457 (deferred compensation plans) of the Code and which are established and managed in order to pay retirement benefits.

Dividends paid to an eligible U.S. holder are immediately subject to the reduced rate of 15%, provided that such holder establishes before the date of payment that is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Dividends paid to a U.S. holder that has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 25% and then reduced at a later date to 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid. U.S. Pension Funds and Other Tax-Exempt Entities are subject to the same general filing requirements as the U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Form 5000 and Form 5001, together with instructions, will be provided by the depositary to all U.S. holders registered with the depositary and is also available from the U.S. Internal Revenue Service. The depositary will arrange for the filing with the French Tax authorities of all such forms properly completed and executed by U.S. holders of ordinary shares or ADSs and returned to the depositary in sufficient time that they may be filed with the French tax authorities before the distribution so as to obtain immediately a reduced withholding tax rate.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the ADSs or our ordinary shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ordinary shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe sanofi-aventis was not a PFIC for U.S. federal income tax purposes with respect to its 2006 taxable year. In addition, based on its audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate that sanofi-aventis will become a PFIC for its 2007 taxable year. Holders of ordinary shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Distributions out of earnings and profits with respect to the ADSs or ordinary shares generally will be treated as “passive category” (or, in the case of certain U.S. holders, “general category”) income for taxable years beginning after December 31, 2006, and generally will be treated as “passive” (or, in the case of certain U.S. holders, “financial services”) income for taxable years beginning before January 1, 2007, for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, French income tax withheld in connection with any distribution with respect to the ADSs or ordinary shares may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively, such French withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of certain arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own tax advisers concerning the implications of these rules in light of their particular circumstances.

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

The amount of any distribution or Tax Credit paid in euros will be equal to the U.S. dollar value of the euro amount distributed, calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. holder of ordinary shares (or by the depositary, in the case of ADSs) regardless of whether the payment is in fact converted into U.S. dollars on such date. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any euros received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

Tax on Sale or Other Disposition

In general, for U.S. federal income tax purposes, a U.S. holder that sells, exchanges or otherwise disposes of its ordinary shares or ADSs will recognize capital gain or loss in an amount equal to the U.S. dollar value of the difference between the amount realized for the ordinary shares or ADSs and the holder’s adjusted tax basis (determined in U.S. dollars) in the ordinary shares or ADSs. Such gain or loss generally will be U.S. -source gain or loss, and will be treated as long-term capital gain or loss if the U.S. holder’s holding period in the ordinary shares or ADSs exceeds one year at the time of disposition. If the U.S. holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates (currently a maximum of 15%) if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

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

U.S. Taxes

Taxation of Annual Payments

For U.S. federal income tax purposes, the gross amount of the annual payments paid to U.S. holders entitled thereto will be treated as ordinary dividend income (in an amount equal to the cash or fair market value of the property received) to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends generally will be foreign-source income and generally will be treated as “passive category” (or, in the case of certain U.S. holders, “general category”) income for taxable years beginning after December 31, 2006, and generally will be treated as “passive” (or, in the case of certain U.S. holders, “financial services”) income for taxable years beginning before January 1, 2007, for foreign tax credit purposes. No dividends received deduction will be allowed with respect to dividends paid by sanofi-aventis.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a U.S. holder that is an individual prior to January 1, 2011 with respect to the PSSAs or PSSA-ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the PSSAs or PSSA-ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes with respect to our 2006 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate that we will become a PFIC for our 2007 taxable year. Holders of PSSAs and PSSA-ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

To the extent that an amount received by a U.S. holder exceeds the allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. holder’s tax basis in its PSSAs or PSSA-ADSs and then, to the extent it exceeds the U.S. holder’s tax basis, it will constitute gain from a deemed sale or exchange of such PSSAs or PSSA-ADSs. The amount of any distribution paid in euros will be equal to the U.S. dollar value of the distributed euros, calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. holder of PSSAs (or by the depositary, in the case of PSSA-ADSs), regardless of whether the payment is in fact converted into U.S. dollars on such date. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any euros received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

Tax on Sale or Other Disposition (Including Redemption).

In general, for U.S. federal income tax purposes, a U.S. holder that sells, exchanges or otherwise disposes of PSSAs or PSSA-ADSs will recognize capital gain or loss in an amount equal to the U.S. dollar value of the difference between the amount realized for the PSSAs or PSSA-ADSs and the holder’s adjusted tax basis (determined in U.S. dollars) in the PSSAs or PSSA-ADSs. Such gain or loss generally will be U.S. -source gain or loss, and will be treated as long-term capital gain or loss if the U.S. holder’s holding period in the PSSAs or PSSA-ADSs exceeds one year at the time of disposition. If the U.S. holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates (currently a maximum of 15%) if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

If, however, a U.S. holder’s PSSAs or PSSA-ADSs are redeemed and it has a direct or indirect stock interest in sanofi-aventis after such redemption, then amounts received in a redemption could, under applicable U.S. tax rules, be treated as a distribution taxable as a dividend that is measured by the full amount of cash received by such U.S. holder (to the extent of the current and accumulated earnings and profits of sanofi-aventis, as described above in “Taxation of Annual Payments”). U.S. holders should consult their own tax advisers as to the application of these rules to any such redemption.

F. Dividends and Paying Agents

N/A

G. Statement by Experts

N/A

H. Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file reports, including annual report on Form 20-F, and other information with the U.S. Securities and Exchange Commission by electronic means. Our public filings are available to the public over the Internet at the Commission’s Website at http://www.sec.gov (these documents are not incorporated by reference in this annual report).

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

Our policy on derivatives prohibits speculative exposure.

Counterparty Risk

Our currency and interest rate hedges, and the investment of surplus cash, are contracted with leading banks. As of December 31, 2006, no single counterparty represented more than 15% of our currency or interest rate positions.

No bank accounted for more than 11.3% of our undrawn credit facilities as of December 31, 2006.

Liquidity Risk

We operate a centralized treasury platform under which all surplus cash and financing needs of our subsidiaries are invested with or funded by the parent company (where permitted by local legislation), on an arm’s-length basis. The central treasury department manages the Group’s current and projected financing (debt, net of cash and cash equivalents), and ensures that the Group is able to meet its financial commitments by maintaining sufficient cash and confirmed credit facilities for the size of our operations and the maturity of our debt:

•

As of December 31, 2006, cash and cash equivalents amounted to €1,153 million. The Group had €12.6 billion of undrawn confirmed credit facilities that are not allocated to outstanding commercial paper drawdowns, of which €1.5 billion expires in 2012, €5.5 billion in 2011 and €5.0 billion in 2008.

•	Our credit facilities are not subject to financial covenant clauses.

Our policy is to diversify and optimize our sources of funding by public or private issues of debt securities, in particular under our Euro Medium Term Notes program, and by issuance of commercial paper in France and the United States. Short-term commercial paper programs (euro-denominated commercial paper and U.S. dollar- denominated commercial paper swapped into euro) are used on a recurring basis to meet our short-term financing needs, because of their attractive cost and liquidity profile; drawdowns under these programs are renewed for periods of between one and three months. The commercial paper programs are backed by confirmed credit facilities (expiring in 2007 and 2008) totaling €6.2 billion, so that the Group can continue to access financing if raising funds via commercial paper is no longer possible. As of December 31, 2006, total amounts outstanding under our short-term commercial paper programs were €0.6 billion (see Note D.17 to the consolidated financial statements).

Interest Rate Risk

Our interest rate risk exposure arises from the fact that most of our debt is floating-rate (credit facilities, commercial paper and floating rate notes), denominated predominantly in euro. To limit our risk and optimize the cost of our short-term and medium-term debt, we use interest rate swaps, cross-currency swaps, and interest rate options (purchases of caps, or combined purchases of caps and sales of floors) to alter the structure of our debt.

As of December 31, 2006, 73% our debt, net of cash and cash equivalent was floating-rate and 27% fixed-rate before taking account of interest rate derivatives. Once derivatives are taken into account, 43% is floating-rate and 44% fixed-rate (counting only those options that were in the money at the balance sheet date); a further

13% is protected against significant interest rate rises by means of caps. For additional information, see Note D.17 to the consolidated statements. Overall, we consider that our sensitivity to interest rate fluctuations is low:

Change in 3-month Euribor	Impact on pre-tax net income (in millions of euro)
+100 bp	(29)
+ 25 bp	(7)
- 25 bp	8
- 100 bp	31

Foreign Exchange Risk

a. Operational Foreign Exchange Risk

A substantial proportion of our net sales is generated in countries where the euro, which is our reporting currency, is not the functional currency. In 2006, for example, 35.1% of our consolidated net sales were generated in the United States. Although we also incur expenditure in the United States, the impact of this expenditure is not enough wholly to offset the impact of exchange rates on net sales. Consequently, our operating income may be materially affected by fluctuations in the exchange rate between the euro and other currencies, primarily the U.S. dollar.

We operate a foreign exchange risk hedging policy to reduce the exposure of our operating income to exchange rate movements. This policy involves regular assessments of our worldwide foreign currency exposure, based on budget estimates of foreign-currency transactions to be carried out by the parent company and its subsidiaries. These transactions mainly comprise sales, purchases, research costs, co-marketing and co-promotion expenses, and royalties. To reduce the exposure of these transactions to exchange rate movements, we contract currency hedges using liquid financial instruments such as forward purchases and sales of currency, call and put options, and combinations of currency options (collars).

The table below shows operational currency hedging derivatives in place as of December 31, 2006, with the notional amount translated into euros at the relevant closing exchange rate. See also Note D.20 to the consolidated financial statements for the accounting classification of these instruments as of December 31, 2006.

Operational foreign exchange derivatives as of December 31, 2006 (1) :

(in millions of euro)	Notional amount	Fair value
Forward currency sales	1,615	7
of which: U.S. dollar	800	10
Russian rouble	126	—
Australian dollar	86	—
Singapore dollar	73	—
Japanese yen	66	1
Polish zloty	66	—
Mexican peso	65	1
Korean won	52	—
Slovakian koruna	49	(2)
Czech koruna	40	(1)

Forward currency purchases	351	(1)
of which: Swiss franc	92	(1)
Pound sterling	81	—
Canadian dollar	71	(1)
Hungarian forint	33	—

Put options purchased	18	—

Call options written	36	—

Total	2,020	6

(1)

As of December 31, 2005, the notional amount of forward currency sales was €1,831 million with a fair value of -€19 million (including forward sales of U.S. dollars of a notional amount of €1,291 with a fair value of -€12 million). As of December 31, 2005, the notional amount of forward currency purchases was €181 million with a fair value of €2 million. No forward purchases of U.S. dollars were recorded as of December 31, 2005. In addition, as of December 31, 2005, the Group portfolio included purchased put options of a notional amount of €401 million (with a fair value of €7 million) and written call options of a notional amount of €639 million (with a fair value of -€14 million).

As of December 31, 2006, none of these instruments had an expiry date after December 31, 2007.

These positions hedge:

-	future foreign-currency cash flows arising after the balance sheet date in relation to transactions carried out during the year ended December 31, 2006 and recognized in the balance sheet at that date. Gains and losses on derivative instruments (forward contracts) have been and will continue to be calculated and recognized in parallel with the recognition of gains and losses on the hedged items;

-	forecast foreign-currency cash flows relating to commercial transactions to be carried out in 2007. These hedges (forward contracts and options) cover approximately 20% to 40% of the expected net cash flows for 2007 in currencies subject to budgetary hedging, with the exception of the U.S. dollar for which the portfolio of derivatives relating to 2007 cash flows was immaterial as of December 31, 2006.

b. Financial Foreign Exchange Risk

Some of our financing activities, such as our U.S. commercial paper issues (equivalent value: €0.1 million as of December 31, 2006) and the cash pooling arrangements for foreign subsidiaries outside the euro zone, expose certain entities, especially the sanofi-aventis parent company, to financial foreign exchange risk (i.e. the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower). The net foreign exchange exposure for each currency and entity is hedged by firm financial instruments, usually currency swaps.

The table below shows financial currency hedging instruments in place as of December 31, 2006, calculated using exchange rates prevailing as of that date.

Financial foreign exchange derivatives as of December 31, 2006 (1):

(in millions of euro)	Notional amount	Fair value
Forward currency purchases	5,708	—
of which: U.S. dollar	4,984	2
Mexican peso	197	(1)
Swiss franc	155	(1)
Pound sterling	146	—
Forward currency sales	1,470	44
of which: U.S. dollar	1,032	44
Hungarian forint	176	(1)

Total	7,178	44

(1)

As of December 31, 2005, the notional amount of forward currency purchases was €4,763 million with a fair value of €24 million (including forward purchases of U.S. dollars of a notional amount of €4,071 million with a fair value of € 18 million). As of December 31, 2005, the notional amount of forward currency sales was €1,032 million with a fair value of €211 million (including forward sales of U.S. dollars of a notional amount of €885 million with a fair value of €211 million).

As of December 31, 2006, none of the instruments had an expiry date after December 31, 2007.

We may also hedge some future foreign-currency investment or divestment cash flows.

c. Other Foreign Exchange Risks

A significant proportion of our consolidated net assets is denominated in U.S. dollars. For a breakdown of net assets see Note D.35.2 to the consolidated financial statement. As a result, any fluctuation in the U.S. dollar against the euro affects shareholders’ equity as expressed in euros. As of December 31, 2006, we had no derivative instruments in place to limit the effect of such fluctuations.

Stock Market Risk

It is our policy not to trade on the stock market for speculative purposes.

In connection with asset divestments, we were retaining some exposure to fluctuations in the value of listed securities, principally CSL as of December 31, 2006. With effect from January 31, 2007, the Group is no longer exposed to any risk in respect of CSL (see Note D.20.2.b) to the consolidated financial statements).

Item 12. Descriptions of Securities other than Equity Securities

N/A

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

N/A

Item 14. Material Modifications to the Rights of Security Holders

N/A

Item 15. Controls and Procedures

(a) Our chief executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to sanofi-aventis was timely made known to them by others within the Group.

(b) Report of Management on Internal Control Over Financial Reporting:

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13 a—15 (f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2006 based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes:

(1)	In conformity with International Financial Reporting Standards as adopted by the European Union and

(2)	As it pertains to the information relating to the nature and effect of differences between those International Financial Reporting Standards as adopted by the European Union and accounting principles generally accepted in the United States of America, as detailed in the notes to the consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers Audit and Ernst & Young Audit, independent registered public accounting firms, as stated in their report on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2006, which is included herein.

(c) See report of PricewaterhouseCoopers Audit and Ernst & Young Audit, independent registered public accounting firms, included under “Item 18. Financial Statements” on page F-3.

(d) There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

[Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Gérard Van Kemmel, an independent director serving on the Audit Committee, is a financial expert. The Board of Directors determined that Mr. Van Kemmel qualifies as an independent financial expert based on his experience as a partner at an international accounting firm.

Item 16B. Financial Code of Ethics

We have adopted a financial code of ethics, as defined in Item 16.B. of Form 20-F under the Exchange Act. Our financial code of ethics applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and other officers performing similar functions, as designated from time to time. Our financial code of ethics is available on our Website at www.sanofi-aventis.com (information on our website is not incorporated by reference in this annual report). A copy of our financial code of ethics may also be obtained without charge by addressing a written request to the attention of Individual Shareholder Relations at our headquarters in Paris. We will disclose any amendment to the provisions of such financial code of ethics on our website.

Item 16C. Principal Accountants’ Fees and Services

PricewaterhouseCoopers Audit and Ernst & Young Audit served as our independent auditors, and as our French statutory auditors, for the year ended December 31, 2006 and for all other reporting periods covered by this annual report on Form 20-F. The table below shows fees paid to these firms and member firms of their networks by sanofi-aventis and other consolidated companies in the years ended December 31, 2006 and 2005:

(in millions of euro)	Ernst & Young				PricewaterhouseCoopers
	2006		2005		2006		2005
	Amount	%	Amount	%	Amount	%	Amount	%
Audit
Audit opinion, review of statutory and consolidated financial statements(1)	15.6	98%	11.3	74%	16.1	97%	10.9	77%
Of which sanofi-aventis SA	5.0		5.4		5.0		4.8
Of which other consolidated subsidiaries	10.6		5.9		11.1		6.1

Other audit-related services(2)	0.1	1%	3.0	20%	0.3	2%	2.8	20%
Of which sanofi-aventis SA	—		1.2		—		1.1
Of which other consolidated subsidiaries	0.1		1.8		0.3		1.7
Sub-total	15.7	99%	14.3	94%	16.4	99%	13.7	97%

Non-audit services
Tax(3)	0.2	1%	0.6	4%	0.1	1%	0.3	2%
Other(4)	—		0.3	2%	—		0.1	1%
Sub-total	0.2	1%	0.9	6%	0.1	1%	0.4	3%

TOTAL	15.9	100%	15.2	100%	16.5	100%	14.1	100%

(1)

Audit fees for the years ended December 31, 2006 and 2005 mainly relate to professional services rendered for the audits and reviews of the consolidated financial statements of sanofi-aventis, statutory audits of financial statements of sanofi-aventis subsidiaries and review of documents filed with the AMF and the SEC (including services normally provided by independent experts of the audit firms in connection with the audit). The increase in fees in 2006 relates to the audit of internal control pursuant to Section 404 of the Sarbanes Oxley Act.

(2)

Audit-related fees for the years ended December 31, 2006 and 2005 are for services that are traditionally performed by the independent accountants. In 2005, these services mainly related to procedures performed in connection with our preliminary diagnostic review of compliance with Section 404 of the Sarbanes Oxley Act.

(3)	Tax fees for the years ended December 31, 2006 and 2005 relate to tax compliance services for expatriate staff and other tax services unrelated to the audit of financial statements.

(4)	Other fees for the years ended December 31, 2005 mainly consist of services related to information systems and data security reviews, assistance with training, and regulatory compliance.

Audit Committee Pre-approval and Procedures

Our Audit Committee has adopted a policy and established certain procedures for the approval of audit and other permitted audit-related services, and for the pre-approval of permitted non-audit services to be provided by the independent auditors. In 2006 and 2005, our Audit Committee established a budget breaking down permitted audit-related services and non-audit services, and fees to be paid.

Item 16D. Exemptions from the Listing Standards for Audit Committees

N/A

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2006, neither sanofi-aventis nor affiliated purchasers made purchases of equity securities of sanofi-aventis registered pursuant to Section 12 of the Exchange Act.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

See pages F-1 through F-120 incorporated herein by reference.

Item 19. Exhibits

1.1	Bylaws (statuts) of sanofi-aventis (English translation)

2.1	Form of Deposit Agreement between Sanofi-Synthélabo and The Bank of New York, as depositary (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 dated June 26, 2002 relating to our American Depositary Shares, SEC File No. 333-91658)

2.2	Instrument defining rights of holders of American Depositary Shares each representing one quarter of a Participating Share Series A (incorporated by reference to Item. 3 Exhibit (a) of the Registration Statement on Form F-6 (Registration No. 33-31904) dated November 21, 1989)

8.1	List of significant subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure”

12.1	Certification by Gérard Le Fur, Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Jean-Claude Leroy, Principal Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Gérard Le Fur, Chief Executive Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Jean-Claude Leroy, Principal Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Ernst & Young Audit dated March 28, 2007

14.2	Consent of PricewaterhouseCoopers Audit dated March 28, 2007

99.1	Report of the Chairman of the Board of Directors for 2006 as required by Art. 225-37 paragraph 6 of the French Commercial Code

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

by:	/s/ GÉRARD LE FUR
Gérard Le Fur Chief Executive Officer

Date: March 30, 2007

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The financial statements are presented in accordance with

International Financial Reporting Standards (IFRS)

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRMS

PRICEWATERHOUSECOOPERS AUDIT 63, rue de Villiers 92200 Neuilly-sur-Seine S.A. au capital de €2.510.460	ERNST & YOUNG AUDIT Faubourg de l’Arche 11 Allée de l’Arche 92037 Paris La Défense Cedex S.A.S. au capital variable

Commissaires aux comptes Membre de la compagnie Régionale de Versailles	Commissaires aux comptes Membre de la compagnie Régionale de Versailles

SANOFI-AVENTIS, S.A.

To the Board of Directors and Shareholders of sanofi-aventis,

We have audited the accompanying consolidated balance sheets of sanofi-aventis and its subsidiaries (together the “Group”) as of December 31, 2006, 2005 and 2004, and the related consolidated statements of income, recognized income and expense, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), (the “PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at December 31, 2006, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”).

As discussed in Note A.4 to the consolidated financial statements, under IFRS, the Group adopted in 2006 the option in an amendment to IAS 19, Employee Benefits. As required by IAS 8, this change in accounting policy has been applied retrospectively and therefore affects the comparative financial information for the years ended December 31, 2005 and 2004.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note F to the consolidated financial statements.

We also have audited, in accordance with the standards of the PCAOB, the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2007 expressed an unqualified opinion thereon.

Neuilly-sur-Seine and Paris-La Défense, March 28, 2007

PricewaterhouseCoopers Audit	Ernst & Young Audit

Catherine Pariset	Philippe Vogt	Gilles Puissochet	Valérie Quint

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRMS

PRICEWATERHOUSECOOPERS AUDIT 63, rue de Villiers 92200 Neuilly-sur-Seine S.A. au capital de 2 510 460 €	ERNST & YOUNG AUDIT Faubourg de l’Arche 11 Allée de l’Arche 92037 Paris La Défense Cedex S.A.S au capital variable

Commissaires aux comptes Membre de la compagnie régionale de Versailles	Commissaires aux comptes Membre de la compagnie régionale de Versailles

SANOFI-AVENTIS, S.A.

To the Board of Directors and Shareholders of sanofi-aventis,

We have audited management’s assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that sanofi-aventis maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sanofi-aventis’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of sanofi-aventis’ internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that sanofi-aventis maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, sanofi-aventis maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of December 31, 2006, 2005 and 2004 and for each of the years then ended, of sanofi-aventis and its subsidiaries, and our report dated March 28, 2007 expressed an unqualified opinion thereon.

Neuilly-sur-Seine and Paris-La Défense, March 28, 2007

PricewaterhouseCoopers Audit	Ernst & Young Audit

Catherine Pariset	Philippe Vogt	Gilles Puissochet	Valérie Quint

CONSOLIDATED BALANCE SHEETS

(€ million)	Note	December 31, 2006	December 31, 2005 (1)	December 31, 2004 (1) / (2)
ASSETS

Property, plant and equipment	D.3.	6,219	6,184	5,892
Goodwill	D.4.	28,472	30,234	28,338
Intangible assets	D.4.	23,738	30,229	33,229
Investments in associates	D.6.	2,637	2,477	2,931
Financial assets – non-current	D.7.-D.20.	1,045	1,318	970
Deferred tax assets	D.14.	3,492	3,382	2,234
Non-current assets		65,603	73,824	73,594

Assets held for sale	D.8.	—	676	—
Inventories	D.9.	3,659	3,430	3,032
Accounts receivable	D.10.	5,032	5,021	4,454
Other current assets	D.11.	2,208	2,434	1,989
Financial assets – current	D.12.-D.20.	108	311	648
Cash and cash equivalents	D.13.-D.17.	1,153	1,249	1,840
Current assets		12,160	13,121	11,963

TOTAL ASSETS		77,763	86,945	85,557

(1)	After adjusting for the change in accounting method for employee benefits (see Note A.4)
(2)	As allowed under IFRS 3, sanofi-aventis revised certain preliminary estimates of the Aventis purchase price allocation within the permitted 12-month period.

The accompanying notes on pages F-9 to F-120 are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(€ million)	Note	December 31, 2006	December 31, 2005 (1)	December 31, 2004 (1) / (2)
LIABILITIES & EQUITY

Equity attributable to equity holders of the company	D.15.	45,600	46,128	40,810
Minority interests	D.16.	220	189	462
Total equity		45,820	46,317	41,272

Long-term debt	D.17.	4,499	4,750	8,654
Provisions and other non-current liabilities	D.18.	7,920	8,250	7,330
Deferred tax liabilities	D.14.	9,246	12,208	13,123
Non-current liabilities		21,665	25,208	29,107

Liabilities related to assets held for sale	D.8.	—	259	—
Accounts payable and accrued expenses		3,008	3,193	2,749
Other current liabilities	D.19.	4,825	5,543	5,041
Short-term debt and current portion of long-term debt	D.17.	2,445	6,425	7,388
Current liabilities		10,278	15,420	15,178

TOTAL LIABILITIES & EQUITY		77,763	86,945	85,557

(1)	After adjusting for the change in accounting method for employee benefits (see Note A.4)
(2)	As allowed under IFRS 3, sanofi-aventis revised certain preliminary estimates of the Aventis purchase price allocation within the permitted 12-month period.

The accompanying notes on pages F-9 to F-120 are an integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Net sales	D.34.	28,373	27,311	14,871
Other revenues		1,116	1,202	862
Cost of sales		(7,587)	(7,566)	(4,439)
Gross profit		21,902	20,947	11,294
Research and development expenses		(4,430)	(4,044)	(2,389)
Selling and general expenses		(8,020)	(8,250)	(4,600)
Other operating income	D.25.	391	261	214
Other operating expenses	D.26.	(116)	(124)	(38)
Amortization of intangibles		(3,998)	(4,037)	(1,581)
Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation		5,729	4,753	2,900
Restructuring costs	D.27.	(274)	(972)	(679)
Impairment of property, plant & equipment and intangibles	D.5.	(1,163)	(972)	—
Gains and losses on disposals, and litigation	D.28.	536	79	205
Operating income		4,828	2,888	2,426
Financial expenses	D.29.1.	(455)	(532)	(239)
Financial income	D.29.2.	375	287	124
Income before tax and associates		4,748	2,643	2,311
Income tax expense	D.30.	(800)	(477)	(479)
Share of profit/loss of associates	D.31.	451	427	409
Net income		4,399	2,593	2,241

Net income attributable to minority interests	D.32.	393	335	255
Net income attributable to equity holders of the company		4,006	2,258	1,986

Average number of shares outstanding (million)		1,346.8	1,336.5	910.3
Average number of shares after dilution (million)	D.15.9.	1,358.8	1,346.5	914.8

- Basic earnings per share (in euros)		2.97	1.69	2.18
- Diluted earnings per share (in euros)		2.95	1.68	2.17

The accompanying notes on pages F-9 to F-120 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Net income attributable to equity holders of the company		4,006	2,258	1,986
Minority interests, excluding BMS (1)		18	36	(2)
Share of undistributed earnings of associates		96	170	(2)
Depreciation, amortization and impairment of property, plant and equipment and intangible assets		6,113	5,951	2,244
Gains and losses on disposals of non-current assets, net of tax (2)		(558)	(125)	(135)
Net change in deferred taxes		(2,463)	(2,100)	(735)
Net change in provisions		284	27	182
Cost of employee benefits (stock options and capital increase)		149	231	112
Impact of workdown of Aventis inventories remeasured at fair value, net of tax		21	249	342
Unrealized gains and losses recognized in income		(56)	(60)	(5)
Operating cash flow before changes in working capital		7,610	6,637	3,987
(Increase)/decrease in inventories		(372)	(586)	162
(Increase)/decrease in accounts receivable		(241)	(738)	11
Increase/(decrease) in accounts payable and accrued expenses		(77)	474	537
Net change in other current assets, financial assets - current and other current liabilities		(316)	611	(648)

Net cash provided by operating activities (3)		6,604	6,398	4,049

Acquisitions of property, plant and equipment and intangibles	D.3. - D.4.	(1,454)	(1,143)	(754)
Acquisition of Aventis, net of cash acquired	D.1.	—	—	(14,343)
Acquisitions of investments in consolidated undertakings, net of cash acquired	D.2.	(509)	(692)	(29)
Acquisitions of available-for-sale financial assets		(4)	(4)	—
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax		1,174	733	965
Net change in loans and other non-current financial assets		3	5	(12)

Net cash used in investing activities		(790)	(1,101)	(14,173)

Issuance of sanofi-aventis shares	D.15.	307	314	—
Dividends paid:
• to sanofi-aventis shareholders		(2,042)	(1,604)	(731)
• to minority shareholders, excluding BMS (1)		(8)	(10)	(4)
Additional long-term borrowings	D.17.	864	5,268	5,504
Repayments of long-term borrowings	D.17.	(1,351)	(7,959)	(646)
Net change in short-term borrowings	D.17.	(3,674)	(2,099)	5,090
Acquisitions and disposals of treasury shares, net of tax		50	105	9

Net cash provided by/(used in) financing activities		(5,854)	(5,985)	9,222

Impact of exchange rates on cash and cash equivalents		(56)	97	(23)

Net change in cash and cash equivalents		(96)	(591)	(925)

Cash and cash equivalents, beginning of period		1,249	1,840	2,765
Cash and cash equivalents, end of period	D.13.	1,153	1,249	1,840

(1)	See Note C.1 (i)
(2)	Including available-for-sale financial assets
(3)	Including:

	2006	2005
Income tax paid:	(3,223)	(2,669)
Interest paid:	(434)	(471)
Dividends received:	1	4
Interest received:	82	76

The accompanying notes on pages F-9 to F-120 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Change in fair value of available-for-sale financial assets (1)	(27)	23	94
Change in fair value of derivatives designated as hedging instruments (1)	57	(89)	(10)
Actuarial gains and losses (1)	346	(384)	(401)
Tax effect of items recognized directly in equity (1)	(160)	154	135
Change in cumulative translation difference recognized in equity	(3,197)	4,287	(2,969)

Total income/(expense) recognized directly in equity	(2 981)	3,991	(3,151)

Net income for the period	4,399	2,593	2,241

Total recognized income/(expense) for the period	1,418	6,584	(910)

Attributable to equity holders of the company	1,028	6,212	(1,121)
Attributable to minority interests	390	372	211

(1)	See analysis in Note D.15.7

The accompanying notes on pages F-9 to F-120 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(€ million)	Share capital	Additional paid-in capital and retained earnings	Treasury shares	Stock options	Other items recognized directly in equity (2)	Cumulative translation difference	Attributable to equity holders of the company	Attributable to minority interests	Total equity
Balance at January 1, 2004 – IFRS	1,466	6,579	(2,636)	131	70	—	5,610	68	5,678

Income/(expense) recognized directly in equity (1)	—	—	—	—	(182)	(2,925)	(3,107)	(44)	(3,151)

Net income for the period	—	1,986	—	—	—	—	1,986	255	2,241

Total recognized income/(expense) for the period	—	1,986	—	—	(182)	(2,925)	(1,121)	211	(910)

Dividend paid out of 2003 earnings (€1.02 per share)	—	(731)	—	—	—	—	(731)	—	(731)
Payment of dividends and equivalents to minority shareholders	—	—	—	—	—	—	—	(242)	(242)
Issuance of shares relating to acquisition of Aventis and other changes in Group structure	1,319	35,264	(1,572)	—	—	—	35,011	871	35,882
Aventis stock option plans allocated to the purchase price	—	—	—	746	—	—	746	—	746
Repurchase of Aventis warrants	—	—	(6)	—	—	—	(6)	—	(6)
Sanofi-aventis merger	38	1,081	—	—	—	—	1,119	(409)	710
Share-based payment:
• Value of services obtained from employees	—	—	—	112	—	—	112	—	112
• Proceeds from sale of treasury shares on exercise of stock options	—	—	44	—	—	—	44	—	44
Sanofi-Synthélabo merger		27	—	—	—	—	27	—	27
Other movements	—	(1)	—	—	—	—	(1)	(37)	(38)

Balance at December 31, 2004 (1)	2,823	44,205	(4,170)	989	(112)	(2,925)	40,810	462	41,272

Income/(expense) recognized directly in equity		—	—	—	(296)	4,250	3,954	37	3,991

Net income for the period	—	2,258	—	—	—	—	2,258	335	2,593

Total recognized income/(expense) for the period	—	2,258	—	—	(296)	4,250	6,212	372	6,584

Dividend paid out of 2004 earnings (€1.20 per share)	—	(1,604)	—	—	—	—	(1,604)	—	(1,604)
Payment of dividends and equivalents to minority shareholders	—	—	—	—	—	—	—	(291)	(291)
Share-based payment:	—	—	—	—	—	—	—	—
• Exercise of stock options	8	197	—	—	—	—	205	—	205
• Proceeds from sale of treasury shares on exercise of stock options	—	—	105	—	—	—	105	—	105
• Value of services obtained from employees	—	—	—	199	—	—	199	—	199
• Tax effect of exercise of stock options	—	—	—	60	—	—	60	—	60
Capital increase reserved for employees (excluding stock option plans)	4	137	—	—	—	—	141	—	141
Reduction in share capital	(32)	(780)	812	—	—	—	—	—
Buyout of minority shareholders	—	—	—	—	—	—	—	(342)	(342)
Other movements	—	—	—	—	—	—	—	(12)	(12)

Balance at December 31, 2005 (1)	2,803	44,413	(3,253)	1,248	(408)	1,325	46,128	189	46,317

Income/(expense) recognized directly in equity	—	—	—	—	216	(3,194)	(2,978)	(3)	(2,981)

Net income for the period	—	4,006	—	—	—	—	4,006	393	4,399

Total recognized income/(expense) for the period	—	4,006	—	—	216	(3,194)	1,028	390	1,418

Dividend paid out of 2005 earnings (€1.52 per share)	—	(2,042)	—	—	—	—	(2,042)	—	(2,042)
Payment of dividends and equivalents to minority shareholders	—	—	—	—	—	—	—	(345)	(345)
Share-based payment:
• Exercise of stock options	12	295	—	—	—	—	307	—	307
• Proceeds from sale of treasury shares on exercise of stock options	—	—	50	—	—	—	50	—	50
• Cancellation of Aventis warrants	—	(6)	6	—	—	—	—	—	—
• Value of services obtained from employees	—	—	—	149	—	—	149	—	149
• Tax effect of exercise of stock options	—	—	—	(28)	—	—	(28)	—	(28)
Rhone Cooper merger premium	—	8		—	—	—	8	—	8
Reduction in share capital	(96)	(2,609)	2,705	—	—	—	—	—	—
Buyout of minority shareholders	—	—	—	—	—	—	—	(8)	(8)
Other movements	—	—	—	—	—	—	—	(6)	(6)

Balance at December 31, 2006	2,719	44,065	(492)	1,369	(192)	(1,869)	45,600	220	45,820

(1)	After adjusting for the change in accounting method for employee benefits (see Note A.4)
(2)	See Note D.15.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2006

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

Sanofi-aventis is listed in Paris (Euronext: SAN) and New York (NYSE: SNY).

The consolidated financial statements for the year ended December 31, 2006, and the notes thereto, were adopted by the sanofi-aventis Board of Directors on February 12, 2007.

A. BASIS OF PREPARATION

A.1. International Financial Reporting Standards (IFRS)

The consolidated financial statements cover the twelve-month periods ended December 31, 2006, December 31, 2005 and December 31, 2004.

In accordance with Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 on the application of international accounting standards, sanofi-aventis is presenting its consolidated financial statements in accordance with IFRS from January 1, 2005 onwards.

The consolidated financial statements of sanofi-aventis for the year ended December 31, 2006 have been prepared in compliance with IFRS adopted by the European Union as of December 31, 2006 and with IFRS issued by the International Accounting Standards Board (IASB) as of the same date. The term “IFRS” refers collectively to International Accounting Standards (IAS), International Financial Reporting Standards (IFRS), and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), formerly known as the Standing Interpretations Committee (SIC), as issued by the IASB as of December 31, 2006 and applicable from 2006 onwards.

The consolidated financial statements have been prepared in accordance with the IFRS general principles of fair presentation, going concern, accrual basis of accounting, consistency of presentation, materiality, and aggregation.

New standards and interpretations issued in 2006 and applied in the consolidated financial statements for the year ended December 31, 2006 are described below. Standards and interpretations issued in 2006 but not mandatorily applicable in 2006 are described in Note B.27.

A.2. Exemptions and exceptions under IFRS 1

IFRS 1 (First-time Adoption of International Financial Reporting Standards) has been applied in preparing these financial statements. IFRS 1 requires retrospective application of all IFRS that are effective at the reporting date. However, IFRS 1 allows some optional treatments, of which the following have been applied by sanofi-aventis:

•	Business combinations: Business combinations that were consummated prior to the date of transition to IFRS (January 1, 2004) were not restated in accordance with IFRS 3 (Business Combinations).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

•	Employee benefits: All previously unrecognized actuarial gains and losses were recognized in retained earnings at the IFRS transition date.

•	Cumulative translation differences: All cumulative translation differences for all foreign operations were eliminated through equity at the IFRS transition date.

•

Designation of previously recognized financial instruments: sanofi-aventis has classified financial assets either as “available for sale” or as “fair value through profit and loss” from the transition date in accordance with IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement).

•	Share-based payment: sanofi-aventis applied IFRS 2 (Share-Based Payment) to all equity instruments previously granted and not vested as of January 1, 2004.

Sanofi-aventis also elected to apply IAS 32 and IAS 39 from January 1, 2004 onwards.

However, IFRS 1 enforces some exceptions to retrospective application of IFRS: derecognition of financial assets and financial liabilities, hedge accounting, accounting for changes in estimates, and classification of assets held for sale and discontinued operations. Sanofi-aventis has applied IFRS requirements on these items prospectively.

A.3. New standards and interpretations applicable in 2006

Sanofi-aventis has elected to use, with effect from January 1, 2006, the fair value option offered by the amendment to IAS 39 (Financial Instruments: Recognition and Measurement). This option allows financial instruments that fulfill certain conditions to be measured at fair value through profit or loss, and has been applied by sanofi-aventis to a portfolio of financial investments held to fund a deferred compensation plan of the same nominal amount offered to certain employees. This election does not have a material effect on the sanofi-aventis financial statements (see Note D.7).

The amendments to IFRS 4 (Insurance Contracts) and to IAS 39, relating to financial guarantee contracts, do not have a material impact on the sanofi-aventis financial statements.

The amendment to IAS 21 (The Effects of Changes in Foreign Exchange Rates) clarifies the treatment of foreign exchange differences arising on monetary items forming part of a net investment in a foreign operation. This amendment has no impact on the sanofi-aventis financial statements.

IFRIC 4 (Determining Whether an Arrangement Contains a Lease) and IFRIC 6 (Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment) do not have a material impact on the sanofi-aventis financial statements.

IFRS 6 (Exploration for and Evaluation of Mineral Resources), and the resulting amendments to IFRS 1, are not applicable to the activities carried on by sanofi-aventis.

Application of IFRIC 5 (Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds) has no impact on the sanofi-aventis financial statements.

A.4. Change of accounting method

On January 1, 2006, sanofi-aventis adopted (with retrospective effect from January 1, 2004) the option offered by the amendment to IAS 19 (Employee Benefits) to recognize all actuarial gains and losses under defined-benefit plans in the balance sheet, with the matching entry recorded as a component of equity, net of deferred taxes. Previously, sanofi-aventis applied the corridor method, under which actuarial gains or losses amounting to more than 10% of the greater of (i) the future obligation or (ii) the fair value of plan assets were recognized in the income statement over the expected remaining working lives of the employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

The impact on the balance sheet for the current period and prior periods before amortization of actuarial gains and losses is shown below:

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Assets
Investments in associates	(8)	—	—
Deferred tax assets	153	287	150

Liabilities and equity
Equity attributable to equity holders of the company	(292)	(509)	(251)
Including translation difference	(3)	(7)	—
Provisions and other non-current liabilities (see Note D.18.1)	437	796	401

If the previous method had been applied, amortization of actuarial gains and losses in 2006 would have been €36 million before taxes and €23 million after taxes. Using the option described above had a favorable effect of €0.01 on basic earnings per share.

A.5. Use of estimates

The preparation of financial statements requires management to make estimates and assumptions, based on information available at the date of preparation of the financial statements, that may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and liabilities. Examples include:

–	amounts deducted from sales for projected sales returns, rebates and price reductions;

–	the extent of impairment of accounts receivable and of provisions for product claims;

–	the length of product life cycles;

–	the impairment of property, plant and equipment and intangible assets;

–	the valuation of goodwill, and the valuation and useful life of acquired intangible assets;

–	the amount of post-employment benefit obligations;

–	the amount of provisions for restructuring, tax risks, environmental risks and litigation;

–	share-based payment expenses;

–	the fair values of derivative financial instruments.

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

Material transactions between consolidated companies and intra-group profits are eliminated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

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

B.2. Foreign currency translation

Accounting for transactions in foreign currencies in individual company accounts

Non-current assets (other than receivables) and inventories acquired in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of acquisition.

All amounts receivable or payable in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. The resulting gains and losses are recorded in the income statement. However, foreign exchange gains and losses arising from the translation of capitalizable advances between consolidated subsidiaries are recognized directly in equity on the line Cumulative translation difference.

Foreign currency translation of the financial statements of foreign subsidiaries

In accordance with IAS 21 (The Effects of Changes in Foreign Exchange Rates), each Group subsidiary translates foreign currency transactions into the currency that is most representative of its economic environment (the functional currency).

All assets and liabilities are translated into euros using the exchange rate of the subsidiary’s functional currency prevailing at the balance sheet date. Income statements are translated using a weighted average exchange rate for the period. The resulting translation difference is shown as a separate component of equity and is recognized in the income statement only when the subsidiary is sold or is wholly or partially liquidated.

Under the exemptions allowed by IFRS 1, sanofi-aventis elected to eliminate through equity all cumulative translation differences for foreign operations at the January 1, 2004 transition date.

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

Adjustments to the values of assets and liabilities initially determined provisionally (pending the results of independent valuations or further analysis) are recognized as a retrospective adjustment to goodwill if they are made within twelve months of the acquisition date. Once this twelve-month period has elapsed, the effects of any adjustments are recognized directly in the income statement, unless they qualify as an error correction.

Under the exemptions allowed by IFRS 1, sanofi-aventis elected not to restate in accordance with IFRS 3 any business combinations that were consummated prior to the January 1, 2004 transition date. This includes the Sanofi-Synthélabo merger that took place in 1999.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

B.3.2. Goodwill

The difference between the cost of an acquisition (including any costs directly attributable to the acquisition) and the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree is recognized as goodwill at the date of the business combination.

Goodwill arising on the acquisition of subsidiaries is shown as a separate intangible asset in the balance sheet under Goodwill, whereas goodwill arising on the acquisition of associates is recorded in Investments in associates.

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

The useful lives of intangible assets are reviewed at each reporting date. The effect of any adjustment to useful lives is recognized prospectively as a change of accounting estimate.

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

Gains and losses on disposals of intangible assets are measured as the difference between selling price and carrying amount, and are taken to the income statement in Gains and losses on disposals, and litigation.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Rights to products sold by the Group, mainly acquired through the acquisition of Aventis, are amortized on a straight line basis over their useful lives, which are calculated on the basis of cash flow forecasts that take account of (among other factors) the period of legal protection of the related patents. On this basis, the average initial amortization period for products sold by the Group is eight years.

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

The depreciable amount of items of property, plant and equipment, net of any residual value, is depreciated on a straight line basis over the useful life of the asset. The useful life of an asset is usually equivalent to its economic life.

The useful lives of property, plant and equipment are as follows:

Buildings	15 to 40 years
Fixtures	10 to 20 years
Plant and equipment	5 to 15 years
Other tangible assets	3 to 15 years

Useful lives and residual values of property, plant and equipment are reviewed annually. The effect of any adjustment to useful lives or residual values is recognized prospectively as a change of accounting estimate.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Gains and losses on disposals of property, plant and equipment are determined by comparing the disposal price with the carrying amount, and are recognized in the income statement on the line Gains and losses on disposals, and litigation.

B.6. Impairment of property, plant and equipment and intangibles

Assets that generate separate cash flows and assets included in cash-generating units (CGUs) are assessed for impairment in accordance with IAS 36 (Impairment of Assets) when events or changes in circumstances indicate that the asset or CGU may be impaired.

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

At each reporting date, the Group also assesses if events or changes in circumstances indicate that an impairment loss recognized in a prior period in respect of an asset other than goodwill can be reversed in full or in part. If this is the case, and the recoverable amount as determined based on the new estimates exceeds the original carrying amount of the asset, the Group reverses the impairment loss only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

Impairment losses and reversals of impairment losses are recognized under Impairment of property, plant and equipment and intangibles in the income statement. Impairment losses taken against goodwill are never reversed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

In compliance with IFRS 1, an impairment review was conducted for IFRS transition purposes. This review was performed in accordance with the requirements of IAS 36. No adjustments were required as a result of this review.

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

Purchases of investments are recognized on the date when sanofi-aventis becomes party to the contractual terms of the investment. On initial recognition, financial assets are measured at fair value, plus direct transaction costs in the case of financial assets not designated as fair value through profit or loss.

Classification, presentation and subsequent measurement of financial assets are as follows:

•	Financial assets at fair value through profit or loss

These assets are classified in the balance sheet under Financial assets – current and Cash and cash equivalents.

Financial assets at fair value through profit or loss comprise financial assets held for trading and financial instruments designated as fair value through profit and loss on initial recognition, in accordance with the conditions for application of the fair value option. This category consists of financial assets acquired principally for the purpose of selling them in the near term (usually within less than 12 months). Derivative instruments are classified as held for trading unless they are designated as hedging instruments.

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

Available-for-sale financial assets are measured at fair value, without any deduction for transaction costs that may be incurred on sale. Gains and losses arising from changes in the fair value of these assets, including unrealized foreign exchange gains and losses, are recognized in equity, under Income/(expense) recognized directly in equity in the period in which they occur except for impairment losses

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

and foreign exchange gains and losses on debt instruments. On derecognition of an available-for-sale financial asset, or on recognition of an impairment loss on such an asset, the cumulative gains and losses previously recognized in equity are recognized in the income statement for the period under Financial income/Financial expenses.

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

Sanofi-aventis did not hold any such investments during the years ended December 31, 2006, 2005 and 2004.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

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

Derivative instruments qualifying as hedging instruments are measured in accordance with the hedge accounting requirements of IAS 39 (see Note B.8.4).

B.8.4. Hedging

Hedging involves the use of derivative financial instruments. Changes in the fair value of these instruments are intended to offset the exposure of the hedged item to changes in fair value.

As part of its overall interest rate risk and foreign exchange risk management policy, the Group enters into various transactions involving derivative instruments. Derivative instruments used in connection with the Group’s hedging policy may include forward exchange contracts, currency options, interest rate swaps and interest rate options.

Derivative financial instruments qualify as hedging instruments for hedge accounting purposes when (a) at the inception of the hedge there is formal designation and documentation of the hedging relationship and of the risk management strategy and objective; (b) the hedge is expected to be highly effective in offsetting the risk; (c) the forecast transaction being hedged is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit or loss; (d) the effectiveness of the hedge can be reliably measured; and (e) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the reporting periods for which the hedge was designated.

These criteria are applied when the Group uses derivative instruments designated as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation.

•	Fair value hedge

A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or unrecognized firm commitment that could affect profit or loss.

Changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in the income statement, under Other operating income for hedges of operating activities and under Financial income/Financial expenses for hedges of investing or financing activities.

•	Cash flow hedge

A cash flow hedge is a hedge of the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecast transaction, that could affect profit or loss.

Changes in fair value of the hedging instrument attributable to the effective portion of the hedge are recognized in equity, under Income/(expense) recognized directly in equity. Changes in fair value attributable to the ineffective portion of the hedge are recognized in the income statement under Other operating income for hedges of operating activities, and under Financial income/Financial expenses for hedges of investing or financing activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Cumulative changes in fair value of the hedging instrument previously recognized in equity are transferred to the income statement when the hedged transaction affects profit or loss. These transferred gains and losses are recorded under Other operating income for hedges of operating activities and Financial income/Financial expenses for hedges of investing or financing activities.

When a forecast transaction results in the recognition of a non-financial asset or liability, cumulative changes in the fair value of the hedging instrument previously recognized in equity are included in the initial measurement of the asset or liability.

When the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss previously recognized in equity remains separately recognized in equity until the forecast transaction occurs. However, if the Group no longer expects the forecast transaction to occur, the cumulative gain or loss previously recognized in equity is recognized immediately in the income statement.

•	Hedge of a net investment in a foreign operation

A hedge of a net investment in a foreign operation is accounted for in the same way as a cash flow hedge. Changes in fair value of the hedging instrument attributable to the effective portion of the hedge are recognized in equity, under Income/(Expense) recognized directly in equity. Changes in fair value attributable to the ineffective portion of the hedge are recognized in the income statement under Financial income/Financial expenses. When the investment in the foreign operation is sold, or wholly or partially liquidated, the changes in the fair value of the hedging instrument previously recognized in equity are transferred to the income statement under Financial income/Financial expenses.

Hedge accounting is discontinued when (a) the hedging instrument expires or is sold, terminated or exercised, or (b) the hedge no longer meets the criteria for hedge accounting, or (c) the Group revokes the hedge designation, or (d) management no longer expects the forecast transaction to occur.

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

The fair value of financial assets and liabilities that are traded in an active market is determined by reference to stock market prices at the balance sheet date in the case of participating interests and other investments, and by reference to market prices at the balance sheet date in the case of derivative instruments traded in an active market. The fair value of financial assets or liabilities that are not quoted in an active market is based on various valuation methods and assumptions made by sanofi-aventis with reference to market conditions prevailing at the balance sheet date.

B.8.7. Derecognition of financial instruments

Sanofi-aventis derecognizes financial assets when the contractual rights to cash flows from these assets have ended or have been transferred and when the Group has transferred substantially all risks and rewards of ownership of these assets. If the Group has neither transferred nor retained substantially all the risks and rewards of ownership of these assets, they are derecognized if the Group does not retain the control of these assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Financial liabilities are derecognized when the Group’s contractual obligations in respect of such liabilities are discharged or cancelled or expire.

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

Provisions are estimated on the basis of events and circumstances related to present obligations at the balance sheet date, of past experience, and to the best of management’s knowledge at the date of preparation of the financial statements.

Reimbursements offsetting the probable outflow of resources are recognized as assets only if it is virtually certain that they will be received. Contingent assets are not recognized.

Restructuring provisions are recognized if the Group has a detailed, formal restructuring plan at the balance sheet date and has announced its intention to implement this plan to those affected by it.

No provisions are recorded for future operating losses.

Sanofi-aventis records long-term provisions for certain obligations such as legal environmental obligations and litigation in which the Group will probably be held liable. Where the effect of the time value of money is material, these provisions are measured at the present value of the expenditures expected to be required to settle the obligation, calculated using a discount rate that reflects an estimate of the time value of money and the risks specific to the obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Increases in provisions to reflect the effects of the passage of time are recognized in Financial income/Financial expenses.

B.13. Emission rights

Following the Kyoto agreements, the European Union committed to reducing greenhouse gas emissions and instituted an emissions allowance trading scheme. Approximately ten sanofi-aventis sites in Europe are covered by the scheme. In accounting for emission allowances, sanofi-aventis applied position statement no. 2004-C of March 23, 2004 issued by the Urgent Issues Committee of the Conseil National de la Comptabilité (CNC), the French accounting standard-setter, the main principles of which are as follows: the annual allowances allocated by government are recognized as intangible assets measured at fair value at the date of initial recognition, with a matching liability recognized to reflect the government grant effectively arising from the fact that allowances are issued free of charge. As and when allowances are consumed, they are transferred to “Deliverable allowances” in order to recognize the liability to government in respect of actual CO2 emissions. If the allocated allowances are insufficient to cover actual emissions, an expense is recognized in order to reflect the additional allowances deliverable; this expense is measured at the market value of the allowances.

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

Returns, discounts, incentives and rebates as described above are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

In each case, the provisions are subject to continuous review and adjustment as appropriate based on the most recent information available to management.

The Group believes that it has the ability to measure each of the above provisions reliably, using the following factors in developing its estimates:

•	The nature and patient profile of the underlying product;

•	The applicable regulations and/or the specific terms and conditions of contracts with governmental authorities, wholesalers and other customers;

•	Historical data relating to similar contracts, in the case of qualitative and quantitative rebates and chargeback incentives;

•	Past experience and sales growth trends for the same or similar products;

•	Actual inventory levels in distribution channels, monitored by the Group using internal sales data and externally provided data;

•	The shelf life of the Group’s products;

•	Market trends including competition, pricing and demand;

•	The possibility of reusing returned goods.

Non-product revenues, mainly comprising royalty income from license arrangements that constitute ongoing operations of the Group (see Note C), are presented in Other revenues.

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

Note B.4.1, Research and development not acquired in a business combination, and Note B.4.3, Intangible assets acquired in a business combination, describe the principles applied to the recognition of separately acquired research and development.

B.17. Other operating income

Other operating income includes the share of profits that sanofi-aventis is entitled to receive from alliance partners, principally Procter & Gamble Pharmaceuticals, in respect of product marketing agreements (see Note C.2). It also includes revenues generated under certain complex agreements, which may include partnership and co-promotion agreements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

This line also includes realized and unrealized foreign exchange gains and losses on operating activities (see Note B.8.4).

B.18. Other operating expenses

Other operating expenses mainly comprise the share of profits that alliance partners are entitled to receive from sanofi-aventis under product marketing agreements.

B.19. Amortization of intangibles

This line records amortization expense for all intangible assets other than software.

B.20. Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation

This subtotal represents operating income before the items defined below:

•  Restructuring costs

Restructuring costs include early retirement benefits, compensation for early termination of contracts, and rationalization costs relating to restructured sites. Asset impairment losses directly attributable to restructuring are also recorded on this line. Restructuring charges included on this line relate only to unusual and major restructuring plans.

•  Impairment of property, plant and equipment and intangibles

This line includes major impairment losses on property, plant and equipment and intangibles, including goodwill. It also includes the related reversals.

•  Gains and losses on disposals, and litigation

This line comprises gains and losses on disposals of property, plant and equipment and intangibles assets and costs and provisions related to major litigation.

B.21. Financial income/expenses

B.21.1. Financial expenses

Financial expenses mainly comprise interest charges on debt financing, negative changes in the fair value of financial instruments (where changes in fair value are taken to the income statement), realized and unrealized foreign exchange losses on financing and investing activities, and impairment losses on financial instruments. It also includes any reversals of impairment losses on financial instruments.

Financial expenses also include the expense arising from the unwinding of discount on long-term provisions, except provisions for retirement benefits and other long-term employee benefits.

This line does not include cash discounts, which are deducted from net sales.

B.21.2. Financial income

Financial income includes interest and dividend income, positive changes in the fair value of financial instruments (where changes in fair value are taken to the income statement), realized and unrealized foreign exchange gains on financing and investing activities, and gains or losses on disposals of financial assets.

B.22. Income tax expense

Income tax expense includes all current and deferred taxes of consolidated companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

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

For consolidation purposes, each tax entity calculates its own net deferred tax position. All net deferred tax asset and liability positions are then aggregated and shown as separate line items on the assets and liabilities sides of the consolidated balance sheet respectively. Deferred tax assets and liabilities can be offset only if (i) the Group has a legally enforceable right to set off current tax assets and current tax liabilities, and (ii) the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

Deferred taxes are not discounted, except implicitly in the case of deferred taxes on assets and liabilities which are themselves discounted.

Withholding taxes on intragroup royalties and dividends, and on royalties and dividends collected from third parties, are accounted for as current income taxes.

In accounting for business combinations, sanofi-aventis complies with IFRS 3 as regards the recognition of deferred tax assets after the initial accounting period. This means that if any deferred tax assets are recognized by the acquiree after the end of this period on temporary differences or unused tax losses existing at the date of the combination, a corresponding reduction is made to the amount of goodwill.

B.23. Employee benefit obligations

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

These estimates are performed at least once a year, and rely on assumptions about mortality, employee turnover, and salary increases. The estimated obligation is discounted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Obligations in respect of other post-employment benefits (healthcare, life insurance) offered by Group companies to employees are also recognized as a liability based on an actuarial estimate of the rights vested or currently vesting in employees and retirees at the balance sheet date.

Actuarial gains and losses relating to defined-benefit post-employment benefit plans, arising from the effects of changes in actuarial assumptions and experience adjustments, are recognized in equity net of deferred taxes, under the option allowed by the amendment to IAS 19. Actuarial gains and losses relating to other long-term employee benefits are recognized immediately in the income statement.

B.24. Share-based payment

B.24.1. Stock option plans

Sanofi-aventis has granted a number of equity-settled share-based payment plans (stock option plans) to some of its employees.

In accordance with IFRS 2 (Share-Based Payment), services received from employees as consideration for stock options are recognized as an expense in the income statement, with the matching entry recognized in equity. The expense corresponds to the fair value of the stock option plans, and is charged to income on a straight line basis over the three-year or four-year vesting period of the plan.

The fair value of stock option plans is measured at the date of grant using the Black & Scholes valuation model, taking into account the expected life of the options. In recognizing this fair value as an expense, allowance is made for the expected cancellation rate of the options. The expense is adjusted over the vesting period to reflect actual cancellation rates.

Sanofi-aventis elected to use the IFRS 1 exemption authorizing retrospective application of IFRS 2 to all stock option plans not wholly vested at the transition date provided that the fair value of these stock option plans had been previously disclosed.

The benefit cost recognized therefore relates to rights that vested during the reporting period for all plans granted by sanofi-aventis, Sanofi-Synthélabo and the former Aventis group.

B.24.2. Employee stock ownership plans

The sanofi-aventis Group may offer its employees the opportunity to subscribe to reserved share issues at a discount to the reference market price. Shares allotted to employees under these plans fall within the scope of IFRS 2. The discount is treated as an employee benefit, measured at the subscription date and recognized as an expense.

B.25. Earnings per share

Basic earnings per share is calculated using the weighted average number of shares outstanding during the reporting period, adjusted on a time-weighted basis from the acquisition date to reflect the number of sanofi-aventis shares held by the Group and acquired in the light of market conditions. Diluted earnings per share is calculated on the basis of the weighted average number of ordinary shares, computed using the treasury stock method.

This method assumes that (a) all outstanding dilutive options and warrants are exercised and (b) the Group acquires its own shares at the quoted market price for an amount equivalent to the cash received as consideration for the exercise of the options or warrants, plus the expense arising on unamortized stock options.

In the event of a stock split or consideration free issue of shares, earnings per share for prior periods is adjusted accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

B.26. Segment information

In accordance with IAS 14 (Segment Reporting), we report information by business segment and geographical segment.

The primary level of segment reporting we use is the business segment.

A business segment is a distinguishable component of the Group that is engaged in providing a group of related products and services and is subject to different risks and returns from those of other business segments. We have two business segments: Pharmaceuticals and Vaccines (human vaccines).

The secondary level of segment reporting we use is the geographical segment. A geographical segment is a distinguishable component of the Group that is engaged in providing a group of related products and services within a particular economic environment and is subject to different risks and returns from those of components operating in other economic environments. We have three geographical segments: Europe, the United States of America, and Other Countries.

The split between these segments is based on our organizational and management structure, and on indicators used for internal management reporting purposes.

B.27. New IASB standards and interpretations applicable from 2007 onwards

New standards and interpretations applied in our consolidated financial statements for the first time in 2006 are described in Note A.3. The remainder of this note describes standards and interpretations issued by the IASB that are mandatorily applicable in 2007 or subsequent years, and our position regarding future application.

We are currently assessing the impact on the notes to our consolidated financial statements of the following standards, application of which will be mandatory from January 1, 2007:

•	IFRS 7 (Financial Instruments: Disclosures)

•	Amendment to IAS 1 (Presentation of Financial Statements) relating to disclosures about capital.

We are also assessing the impact of IFRS 8 (Operating Segments), applicable no later than January 1, 2009, on the segment reporting disclosures in our financial statements. IFRS 8 will replace the existing standard, IAS 14 (Segment Reporting). Because the primary segments we currently report are based on information used internally to evaluate segment performance, we do not expect the new standard to have a material impact on the information reported. The text of IFRS 8 as published by the IASB has not yet been adopted by the European Union.

We are currently assessing the impact on our consolidated financial statements of the following interpretations, the application of which will be mandatory in 2007:

•

IFRIC 7 (Applying the Restatement Approach under IAS 29, Financial Reporting in Hyper-Inflationary Economies) specifies that the restatements required under IAS 29 should be made retrospectively if an economy becomes hyperinflationary during a reporting period.

•

IFRIC 8 (Scope of IFRS 2) stipulates that IFRS 2 (Share-Based Payment) will also apply to transactions where the goods or services received as consideration for share-based payments are not specifically identifiable.

•

IFRIC 9 (Reassessment of Embedded Derivatives) states that an entity must assess whether an embedded derivative exists when the entity first becomes a party to the contract, and must not make any subsequent reassessment unless there is a change in the terms of the contract that significantly modifies the expected future cash flows under the contract.

We do not expect these interpretations to have a material impact on our consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

IFRIC 10 (applicable in 2007) and IFRIC 11 and IFRIC 12 (applicable in 2008) have been published by the IASB but not yet adopted by the European Union.

•

IFRIC 10 (Interim Reporting and Impairment) states that an entity may not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. We do not expect the application of this interpretation to have a material impact.

•	IFRIC 11 (Group and Treasury Share Transactions). We do not expect the application of this interpretation to have a material impact.

•	IFRIC 12 (Service and Concession Arrangements) does not apply to our operations.

C. ALLIANCES

C.1. Alliance arrangements with Bristol-Myers Squibb (BMS)

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

In the territory managed by sanofi-aventis, operations are recognized by the Group as follows:

(i) In most countries of Western Europe and Asia (excluding Japan) for clopidogrel (Plavix®/Iscover®), co-promotion is used for both products. The legal entities used are partnerships (sociétés en participation) or other tax-transparent entities, which are majority-owned by and under the operational management of the Group. Sanofi-aventis recognizes all the revenue associated with the sale of the drugs, as well as the corresponding expenses. The share of profits reverting to BMS subsidiaries is shown in Minority interests in the income statement, with no tax effect (because BMS receives a pre-tax share of profits).

The presentation of Minority interests in the consolidated statement of cash flows takes account of the specific terms of the alliance agreement.

(ii) In Germany, Spain and Greece, and in Italy for irbesartan (Aprovel®/Avapro®/ Karvea®) only, co-marketing is used for both products, and sanofi-aventis recognizes revenues and expenses generated by its own operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

(iii) In those countries in Eastern Europe, Africa, Asia and the Middle East, where the products are marketed exclusively by sanofi-aventis, the Group recognizes revenues and expenses generated by its own operations. Since September 2006, sanofi-aventis has had the exclusive right to market Aprovel® in Scandinavia and in Ireland.

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

(ii) In Brazil, Mexico, Argentina, Colombia for clopidogrel (Plavix®/Iscover®), and Australia, co-marketing is used, and sanofi-aventis recognizes revenues and expenses generated by its own operations.

(iii) In certain other Latin American countries, where the products are marketed exclusively by sanofi-aventis, the Group recognizes revenues and expenses generated by its own operations.

C.2. Alliance agreements with Procter & Gamble Pharmaceuticals (P&G)

Actonel® (risedronate sodium) is a new-generation biphosphonate indicated for the treatment and prevention of osteoporosis. Actonel® is developed and marketed in collaboration with P&G under an agreement signed in April 1997. This agreement covers the worldwide development and marketing of the product except for Japan, which is not included in the alliance and is covered by a separate marketing agreement.

On October 8, 2004, sanofi-aventis and P&G announced that they had signed an agreement to maintain the collaboration on Actonel®. A formal joint commitment was made on research and development and marketing efforts for Actonel®. In addition, P&G may jointly market Actonel® with sanofi-aventis in some additional territories.

Local marketing arrangements may take various forms:

•

Co-promotion, whereby sales resources are pooled but only one of the two partners invoices product sales. Co-promotion is carried out under contractual agreements and is not based on any specific legal entity. P&G sells the product and incurs all the related costs in the following countries: United States of America, Canada, France, Germany, Belgium, the Netherlands and Luxembourg. Sanofi-aventis recognizes its share of revenues under the agreement as a component of Operating income on the Other operating income line. In the secondary co-promotion territories (the United Kingdom, Ireland, Sweden, Finland, Greece, Switzerland, Austria, Portugal and Australia) sanofi-aventis sells the product, and recognizes all the revenues from sales of the product along with the corresponding expenses.

•

Co-marketing, which applies in Italy and in Spain, whereby each partner sells the product in the country under its own name, and recognizes all revenue and expenses from its own operations in its income statement.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

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

A pro forma income statement for the year ended December 31, 2004 prepared under IFRS is presented for comparative purposes in Note D.1.3.

D.1.2. Description of the transaction

The total purchase price as measured under IFRS 3 (Business Combinations) was €52,908 million.

The purchase price was split as follows:

• Portion of price settled in cash:	€15,894 million
• Portion of price settled in shares:	€36,268 million
• Fair value of former Aventis stock option plans	€746 million

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

Given the size and complexity of the acquisition, additional information was obtained as part of the process of finalizing the purchase price allocation during the 12-month period allowed under IFRS 3. This resulted in certain aspects of the purchase price allocation being reviewed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

The impact of this review on the acquired net assets of the former Aventis group is as follows:

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

Goodwill on the Aventis acquisition amounted to €29,490 million as of December 31, 2004. The difference between goodwill calculated as of August 20, 2004 and December 31, 2004 breaks down as follows:

• Goodwill arising on August 20, 2004	28,775
• Goodwill arising on the December 31, 2004 merger	715

• Total goodwill on Aventis acquisition	29,490

Subsequent revisions to goodwill relate primarily to revisions of the preliminary amounts recognized for environmental, tax and litigation risks and pension obligations (€916 million) based on additional information obtained, updates of preliminary estimates of the value of the acquired rights to certain former Aventis group products (€1,229 million), and the resulting deferred tax adjustments.

D.1.3. Pro forma information

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Sanofi-aventis pro forma income statement for the year ended December 31, 2004

(€ million)	Pro forma Year ended December 31, 2004 (unaudited)
Net sales	25,199
Other revenues	1,109
Cost of sales	(6,918)
Gross profit	19,390
Operating income	3,199
Income tax expense	(298)
Share of profit/loss of associates	459
Net income	2,621

Net income attributable to minority interests	305
Net income attributable to equity holders of the company	2,316

The following adjustments were made in preparing the pro forma income statement for the year ended December 31, 2004:

-	Recognition ahead of the actual transaction date of the divestments of Aventis Behring to CSL, of Arixtra® and Fraxiparine® to GlaxoSmithKline, and of Campto® to Pfizer:

•	deconsolidation from the income statement of the operations and products involved, including amortization charged against the associated intangible assets;

•	recognition of interest income calculated on the basis of the price received on signature of the agreement at an effective annual interest rate of 3.6%;

•	elimination of net gains on the divestments.

-	Other adjustments made in calculating pro forma net income:

•	elimination of the income statement effect of the workdown of inventories remeasured at fair value at the time of the acquisition;

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

For the purpose of comparisons with the 2004 pro forma information, the impact in 2006 and 2005 of the workdown of inventories remeasured at fair value at the time of the acquisition was as follows:

•	expense of €32 million in 2006 and €394 million in 2005 at Gross profit level;

•	reduction in Income tax expense of €11 million in 2006 and €145 million in 2005;

•	additional expense of €22 million in 2005 in Share of profit/loss of associates;

•	gain of €1 million in 2005 in Minority interests.

The impact of the workdown on Net income attributable to equity holders of the company was a net expense of €21 million in 2006 and of €270 million in 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

D.2. Effect of other changes in the scope of consolidation

Significant changes during 2005 and 2006

Acquisitions

•  The principal acquisition during 2006 was as follows:

On March 27, 2006, sanofi-aventis paid €433 million (including acquisition costs) to acquire the entire interest in Zentiva N.V. (7,487,742 shares) held by Warburg Pincus, and a further 1,998,921 shares held by certain managers and employees of Zentiva. On completion of this transaction, sanofi-aventis held a 24.9% interest in the capital of Zentiva. The company’s management, which owns approximately 5.9% of the capital, signed a shareholders’ agreement with sanofi-aventis, which appoints two of the 8 members of Zentiva’s Board of Directors.

Zentiva N.V. is an international pharmaceutical company that develops, manufactures and markets low-cost branded pharmaceutical products. The company has strong positions in the Czech Republic, Slovakia and Romania, and is expanding rapidly in Poland, Russia and the Baltic states.

In 2006, Zentiva generated sales of 14,020 million Czech koruna (CZK), or €495 million, against CZK 11,839 million (€410 million) in 2005. Net income totaled CZK 2,228 million (€79 million) in 2006, against CZK 1,878 million (€65 million) in 2005. The Zentiva group employs over 4,000 people, and has production sites in the Czech Republic, Slovakia and Romania.

Sanofi-aventis does not control Zentiva, although as a result of its significant interest in Zentiva, this investment is accounted for using the equity method.

•  The principal acquisition in 2005 was as follows:

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

On July 12, 2005, this litigation was settled out of court. Under the terms of the settlement, the cash compensation was raised to €63.80 per share. This cash compensation was increased by a further €1.20 per share for shareholders who agreed to waive in advance any increase in the cash compensation obtained through a judicial appraisal proceeding (Spruchverfahren) brought by former Hoechst minority shareholders.

As a result, the resolution was registered with the Commercial Registry and sanofi-aventis became the sole shareholder of Hoechst AG as of July 12, 2005.

The offer period under the settlement agreement closed on November 18, 2005. Including transaction costs, the total cost of the shares acquired from minority shareholders during 2005 was €667 million. Subsequent to this settlement, a number of former Hoechst minority shareholders initiated legal proceedings to challenge the final price offered in the compulsory buyout (see Note D.22.d).

Divestments

The principal divestment in 2006 was as follows:

•  Transfer of rights to Exubera® and interest in Diabel

On January 13, 2006, sanofi-aventis announced the signature of an agreement to transfer its rights to Exubera®, an inhaled human insulin, to Pfizer. The terms of the 1998 alliance between Aventis and Pfizer to jointly develop, manufacture and market Exubera® included a change of control clause, which Pfizer decided to activate following the acquisition of Aventis by Sanofi-Synthélabo.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Under the terms of the agreement signed on January 13, 2006, sanofi-aventis sold to Pfizer its share in the worldwide rights for the development, manufacturing and marketing of Exubera®, along with its interest in the Diabel joint venture (based in Frankfurt, Germany), which owns the insulin manufacturing facility used in the production of Exubera®.

In return for the transfer of these assets and rights, sanofi-aventis received a payment of $1.3 billion.

The impact of this transaction in 2006 was a pre-tax gain of €460 million, recognized in Gains and losses on disposals, and litigation, and an after-tax gain of €384 million.

The principal divestments in 2005 were as follows:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

D.3. Property, plant and equipment

Property, plant and equipment (including assets held under finance leases) comprise:

(€ million)	Land	Buildings	Plant & equipment	Fixtures, fittings & other	Property, plant and equipment in process	Total
Gross value at January 1, 2004	50	692	1,334	373	205	2,654

Impact of Aventis acquisition	247	1,441	1,813	167	776	4,444
Acquisitions and other increases	5	22	123	42	524	716
Disposals and other decreases	(12)	(79)	(130)	(32)	(24)	(277)
Translation differences	(3)	(46)	(48)	(3)	(20)	(120)
Transfers	—	129	275	24	(452)	(24)

Gross value at December 31, 2004	287	2,159	3,367	571	1,009	7,393

Changes in scope of consolidation	(4)	(52)	(22)	(1)	(1)	(80)
Acquisitions and other increases	3	49	86	62	818	1,018
Disposals and other decreases	(24)	(38)	(76)	(42)	(2)	(182)
Translation differences	10	166	125	41	43	385
Transfers	(10)	269	206	293	(851)	(93)

Gross value at December 31, 2005	262	2,553	3,686	924	1,016	8,441

Changes in scope of consolidation	—	—	(3)	1	—	(2)
Acquisitions and other increases	—	28	77	85	1,070	1,260
Disposals and other decreases	(27)	(11)	(12)	(14)	(13)	(77)
Translation differences	(8)	(120)	(74)	(31)	(38)	(271)
Transfers	6	361	398	247	(1,024)	(12)

Gross value at December 31, 2006	233	2,811	4,072	1,212	1,011	9,339

Accumulated depreciation and impairment at January 1, 2004	—	(183)	(788)	(235)	—	(1,206)

Depreciation expense and impairment losses	—	(101)	(250)	(56)	(3)	(410)
Disposals	—	29	52	23	—	104
Translation differences	—	—	(2)	2	—	—
Transfers	—	(9)	10	10	—	11

Accumulated depreciation and impairment at December 31, 2004	—	(264)	(978)	(256)	(3)	(1,501)

Changes in scope of consolidation	—	—	9	—	—	9
Depreciation expense	—	(188)	(435)	(125)	—	(748)
Impairment losses	—	(16)	(6)	—	—	(22)
Disposals	—	8	53	32	2	95
Translation differences	(3)	(65)	(73)	(26)	—	(167)
Transfers	(24)	18	219	(137)	1	77

Accumulated depreciation and impairment at December 31, 2005	(27)	(507)	(1,211)	(512)	—	(2,257)

Changes in scope of consolidation	—	—	—	—	—	—
Depreciation expense	—	(199)	(438)	(156)	—	(793)
Impairment losses	(3)	(66)	(113)	(6)	(21)	(209)
Disposals	13	—	—	—	—	13
Translation differences	2	53	45	19	—	119
Transfers	—	(5)	136	(124)	—	7

Accumulated depreciation and impairment at December 31, 2006	(15)	(724)	(1,581)	(779)	(21)	(3,120)

Net book value: January 1, 2004	50	509	546	138	205	1,448

Net book value: December 31, 2004	287	1,895	2,389	315	1,006	5,892

Net book value: December 31, 2005	235	2,046	2,475	412	1,016	6,184

Net book value: December 31, 2006	218	2,087	2,491	433	990	6,219

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Depreciation expense for 2006 was €793 million, compared with €748 million in 2005 and €410 million in 2004.

Based on the results of a review of the value of property, plant and equipment conducted using the method described in Note B.6 an impairment loss of €209 million was recognized in the year ended December 31, 2006, the largest item being a €115 million impairment loss for industrial assets specific to Ketek® in France and Germany. Impairment losses recognized in 2005 were €22 million, of which €16 million was recorded in Restructuring costs.

Acquisitions during 2006 related to investment in the Pharmaceuticals business, primarily in industrial facilities (€556 million, versus €525 million in 2005) and in plant and installations at research sites (€289 million, versus €225 million in 2005). Acquisitions in the Vaccines business totaled €296 million (2005: €178 million). Capitalized interest of €14 million was included in acquisitions of property, plant and equipment during 2006.

The biggest increase in capital expenditure during the year was in the Vaccines business, including a program to double influenza vaccine production capacity in the United States from 50 million to 100 million doses and an increase in syringe/bottle-filling capacity in France.

The table below shows amounts for assets held under finance leases included in property, plant and equipment:

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Land	7	7	7
Buildings	97	125	83
Other property, plant and equipment	10	11	—

Total gross value	114	143	90

Accumulated depreciation and impairment	(77)	(93)	(48)

Net book value	37	50	42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

D.4. Intangible assets

Intangible assets and goodwill break down as follows:

(€ million)	Trademarks, patents, licenses and other rights	Acquired Aventis R&D	Rights to marketed Aventis products	Software	Total intangible assets	Goodwill
Gross value at January 1, 2004	1,194	—	—	171	1,365	148

Impact of Aventis acquisition	200	5,007	30,714	364	36,285	29,490
Acquisitions and other increases	346	—	—	47	393	16
Disposals and other decreases	(348)	—	(387)	(110)	(845)	(14)
Translation differences	(60)	(261)	(1,596)	(13)	(1,930)	(1,276)
Transfers	7	(271)	271	17	24	—

Gross value at December 31, 2004	1,339	4,475	29,002	476	35,292	28,364

Changes in scope of consolidation	—	—	—	1	1	2
Reclassification as assets held for sale (1)	—	(506)	—	—	(506)	—
Acquisitions and other increases	58	—	—	52	110	342
Disposals and other decreases	(3)	—	—	(9)	(12)	(354)
Translation differences	139	310	2,447	47	2,943	1,907
Transfers	12	(852)	852	(13)	(1)	—

Gross value at December 31, 2005	1,545	3,427	32,301	554	37,827	30,261

Changes in scope of consolidation	2	—	—	—	2	42
Acquisitions and other increases	261	—	—	66	327	—
Disposals and other decreases	(3)	—	—	(4)	(7)	(301)
Translation differences	(119)	(221)	(2,082)	(33)	(2,455)	(1,503)
Transfers	(8)	(152)	152	4	(4)	—

Gross value at December 31, 2006	1,678	3,054	30,371	587	35,690	28,499

Accumulated amortization and impairment at January 1, 2004	(337)	—	—	(103)	(440)	(24)

Amortization expense	(142)	—	(1,439)	(77)	(1,658)	—
Impairment losses, net of reversals	—	(71)	—	—	(71)	—
Disposals	29	—	—	2	31	—
Translation differences	22	—	52	1	75	(2)

Accumulated amortization and impairment at December 31, 2004	(428)	(71)	(1,387)	(177)	(2,063)	(26)

Amortization expense	(134)	—	(3,899)	(145)	(4,178)	—
Impairment losses, net of reversals	—	(112)	(853)	(1)	(966)	—
Disposals	—	—	—	2	2	—
Translation differences	(47)	(2)	(308)	(32)	(389)	(1)
Transfers	(7)	—	—	3	(4)	—

Accumulated amortization and impairment at December 31, 2005	(616)	(185)	(6,447)	(350)	(7,598)	(27)

Changes in scope of consolidation	(1)	—	—	—	(1)	—
Amortization expense	(153)	—	(3,845)	(110)	(4,108)	—
Impairment losses, net of reversals	(8)	(128)	(818)	1	(953)	—
Disposals	—	—	—	—	—	—
Translation differences	48	14	620	26	708	—
Transfers	6	—	—	(6)	—	—

Accumulated amortization and impairment at December 31, 2006	(724)	(299)	(10,490)	(439)	(11,952)	(27)

Net book value: January 1, 2004	857	—	—	68	925	124

Net book value: December 31, 2004	911	4,404	27,615	299	33,229	28,338

Net book value: December 31, 2005	929	3,242	25,854	204	30,229	30,234

Net book value: December 31, 2006	954	2,755	19,881	148	23,738	28,472

(1)	See Note D.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

“Rights to marketed Aventis products” represents a diversified portfolio of rights relating to many different products. As of December 31, 2006, 88% of the net book value of these rights related to the Pharmaceuticals segment, and 12% to the Vaccines segment. The five principal pharmaceuticals products in this portfolio by net book value (Lantus®: €2,799 million, Lovenox®: €2,580 million; Taxotere®: €2,378 million; Actonel®: €1,479 million; Tritace®: €722 million) accounted for approximately 57% of the total net book value of product rights for the Pharmaceuticals business as of December 31, 2006. The average initial amortization period of these product rights is 8 years.

The amount shown for goodwill on the “Disposals and other decreases” line for 2006 corresponds to the recognition of deferred tax assets associated with the acquisition of Aventis, in accordance with the principle described in Note B.22.

Acquisitions of intangible assets (other than software) in 2006 mainly comprised the buyout of the entire rights to Plavix®, Cordarone® and rimonabant in Japan, and payments made under the agreements with Taiho (S-1) and UCB (Xyzal®) (see Note D.21).

During 2006, some of the acquired Aventis research and development (€152 million) came into commercial use; it is being amortized from the date of marketing approval. The main products involved are Taxotere®, Lantus®, Apidra® and Menactra® in Canada.

In 2005, the amount shown for goodwill on the line “Acquisitions and other increases” mainly comprised the buyout of the Hoechst AG minority shareholders (see Note D.2). The “Disposals and other decreases” line related mainly to the recognition of deferred tax assets associated with the acquisition of Aventis, in accordance with the principle described in Note B.22.

The main acquisitions of intangible assets (other than software) during 2005 consisted of the second milestone payment made under the collaboration agreement with Regeneron; acquired generics files; patents; and the recognition of CO2 allowances received in accordance with the accounting policy described in Note B.13.

In 2005, some of the acquired Aventis research and development (€852 million) came into commercial use; it is being amortized from the date of marketing approval. The main products involved are vaccines launched in the United States of America: Menactra® (meningococcal infections) and Adacel™ (adult tetanus-diphtheria-whooping cough-Tdap booster).

The effect of including the acquired intangible assets of Aventis at fair value in 2004 is described in Note D.1.

Rights to marketed products and goodwill arising on the Aventis acquisition were allocated on the basis of the split of the Group’s operations into business and geographical segments, and valued in the currency of the relevant geographical segment (mainly euros and US dollars) with assistance from an independent valuer. The average period of amortization for marketed products was initially set at 8 years, based on cash flow forecasts which, among other factors, take account of the period of legal protection offered by the related patents.

Acquisitions during 2004 mainly comprised the buyout of the license and rights to Arixtra® held by Organon, subsequently sold to GlaxoSmithKline (GSK) in 2004.

The main disposals during 2004 were associated with the combination between sanofi-aventis and Aventis (see Note D.1.3). These were the sale to GlaxoSmithKline (GSK) of the world rights to Arixtra® and Fraxiparine® and related assets belonging to sanofi-aventis on September 1, 2004, and the sale of the rights to Campto®, previously held by Aventis, to Pfizer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Amortization of intangible assets is recognized in the income statement under Amortization of intangibles except for amortization of software, which is recognized on the relevant line of the income statement according to the purpose for which the software is used:

(€ million)	2006	2005
- Cost of sales	29	32
- Research and development expenses	26	34
- Selling and general expenses	54	71
- Other operating expenses	1	8

Total	110	145

D.5. Impairment of property, plant and equipment and intangibles

The allocation of goodwill to segmental cash-generating units is shown below:

(€ million)	December 31, 2006			December 31, 2005			December 31, 2004
	Pharma- ceuticals	Vaccines	Total	Pharma- ceuticals	Vaccines	Total	Pharma- ceuticals	Vaccines	Total
Europe	12,426	—	12,426	12,567	—	12,567	12,322	—	12,322
United States of America	11,141	519	11,660	12,555	579	13,134	11,103	502	11,605
Other countries	4,225	161	4,386	4,353	180	4,533	4,232	179	4,411

Total carrying amount	27,792	680	28,472	29,475	759	30,234	27,657	681	28,338

The recoverable amount of segmental CGUs is determined on the basis of value in use, as derived from discounted estimates of the future cash flows from each CGU.

The following assumptions were used in preparing these cash flow estimates:

	Pharmaceuticals	Vaccines
Operating margin	34% - 41%	32% - 35%
Perpetual growth rate	4% - 5%	5%
Discount rate	10%	11%

Some of the assumptions were determined with the assistance of an independent valuer in connection with the Aventis acquisition, and are reviewed annually.

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

Certain intangible assets for which indicators of potential impairment were identified during 2006 and 2005 have been tested for impairment.

In 2006, impairment losses totaling €1,077 million were recognized based on the results of these tests. These losses related mainly to the following products:

-	Altace®: €638 million, due to Apotex having obtained a Notice of Compliance (generic marketing approval) on December 14, 2006 and launching a generic version of ramipril in Canada (see Note D.22.a).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

-	Ketek®: €423 million, in light of the recommendation by the Joint Advisory Committee of the U.S. Food and Drug Administration (FDA) to restrict the indications for this product.

In addition, previously-recognized impairment losses of €124 million were reversed due to favorable events occurring in 2006, in accordance with the accounting policy described in Note B.6.

Consequently, net impairment losses for 2006 totaled €953 million.

In 2005, net impairment losses of €966 million were recognized, mainly in respect of products subject to competition from generics in the United States of America, especially Allegra®. This amount also includes impairment losses taken against research and development projects recognized at the time of the Aventis acquisition (€112 million). In addition, an after-tax impairment loss of €55 million relating to the Hexavac® vaccine was recognized in the books of the Sanofi Pasteur MSD vaccines joint venture in 2005, and included in the sanofi-aventis consolidated financial statements under Share of profits/losses of associates.

Impairment losses taken against property, plant and equipment are disclosed in Note D.3.

D.6. Investments in associates

Associates consist of companies over which sanofi-aventis exercises significant influence, and joint ventures. Sanofi-aventis accounts for joint ventures using the equity method (i.e. as associates), in accordance with the allowed alternative treatment specified in IAS 31 (Financial Reporting of Interests in Joint Ventures).

Investments in associates break down as follows:

(€ million)	% interest at Dec. 31, 2006/2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Sanofi Pasteur MSD	50.0 / 50.0	500	551	608
Merial	50.0 / 50.0	1,257	1,451	1,295
Wacker-Chemie (1)	— / —	—	—	400
InfraServ Höchst	30.0 / 30.0	97	93	95
Diabel (2)	— / 50.0	—	—	151
Entities and companies managed by Bristol-Myers Squibb (3)	49.9 / 49.9	120	195	160
Zentiva (4)	24.9 / —	453	—	—
Financière des Laboratoires de Cosmétologie Yves Rocher	39.1 / 39.1	92	80	126
Other investments	— / —	118	107	96

Total		2,637	2,477	2,931

(1)	See Note D.2
(2)	See Note D.8. This investment was reclassified in Assets held for sale at December 31, 2005.
(3)	Under the terms of the agreements with BMS (see Note C.1), the Group’s share of the net assets of entities and companies majority-owned by BMS is recorded in Investments in associates.
(4)	See Note D.2. Based on the quoted market price at December 31, 2006, the value of the shares held by sanofi-aventis as of that date was €437 million.

The financial statements include commercial transactions between the Group and certain of its associates:

(€ million)	December 31, 2006	December 31, 2005
Sales	389	416
Royalties (1)	733	830
Accounts receivable (1)	243	319

Purchases	298	240
Accounts payable	17	42
Other liabilities (1)	104	318

(1)	These items mainly relate to entities and companies managed by BMS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Key financial indicators for associates, excluding the effects of the Aventis purchase price allocation (see Note D.1.2), are shown below:

(€ million)	Principal associates (1) (100% impact)			Principal joint ventures (2) (share held by sanofi-aventis)
	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Non-current assets	1,343	1,004	870	285	291	237
Current assets	2,481	2,510	2,674	693	667	510
Non-current liabilities	599	467	399	96	69	60
Current liabilities	1,136	1,625	1,964	395	349	278
Equity attributable to equity holders of the company	1,826	1,190	961	485	538	409
Minority interests	263	232	220	2	2	—

Net sales	7,795	7,458	6,850	1,247	1,136	1,067
Cost of sales	1,850	1,949	1,979	295	289	381
Operating income	1,722	1,970	1,860	280	288	298
Net income	1,475	1,714	1,494	199	184	148

(1)

The following associates are included in this table: BMS/Sanofi Pharmaceuticals Holding Partnership, BMS/Sanofi Pharmaceuticals Partnership, BMS/Sanofi-Synthelabo Partnership, Yves Rocher, Merial, and Sanofi Pasteur MSD; and Zentiva, for 2006 only. Full-year figures are shown (before allocation of profits in the case of joint ventures).

(2)	The principal joint ventures are:

	Partner	Business
Merial	Merck & Co. Inc	Animal Health
Sanofi Pasteur MSD	Merck & Co. Inc	Vaccines

D.7. Financial assets – non-current

The main items included in Financial assets – non-current are:

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Available-for-sale financial assets	525	736	469
Pre-funded pension obligations (see Note D.18.1)	3	3	2
Long-term loans and advances	237	364	375
Assets recognized under the fair value option	75	93	66
Derivative instruments (see Note D.20)	205	122	58

Total carrying amount	1,045	1,318	970

Equity investments classified as available-for-sale financial assets include:

•	ProStrakan: €43 million at December 31, 2006 and December 31, 2005. This 13.66% interest arose from the August 2004 merger between Strakan and Proskelia, a research company 37.5% owned by Aventis.

•

Interests in companies with which sanofi-aventis has R&D collaboration agreements (see Note D.21): Millennium Inc. (€37 million at December 31, 2006, same amount at December 31, 2005); IDM Pharma Inc. (€4 million at December 31, 2006, same amount at December 31, 2005); Regeneron (€42 million at December 31, 2006, €38 million at December 31, 2005).

•

Interests in research and development companies such as Introgen (€7 million at December 31, 2006, €19 million at December 31, 2005) and Proteome Science Plc (€14 million at December 31, 2006, €19 million at December 31, 2005).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

•	Financial assets held to match commitments (€324 million at December 31, 2006, €305 million at December 31, 2005).

•

On October 17, 2006, sanofi-aventis sold its entire interest in Rhodia. At December 31, 2005, this interest represented 8.17% of the share capital of Rhodia, and was valued at €174 million based on the quoted market price as of that date.

The unrealized gain (net of tax) recognized directly in equity on available-for-sale financial assets amounted to €64 million in the year ended December 31, 2006, against €98 million in the year ended December 31, 2005 and €85 million in the year ended December 31, 2004 (see Note D.15.7).

Available-for-sale financial assets also include equity investments not quoted in an active market. These investments had a carrying amount of €43 million at December 31, 2006, compared with €66 million at December 31, 2005 and €65 million at December 31, 2004.

Assets recognized under the fair value option represent a portfolio of financial investments held to fund a deferred compensation plan offered to certain employees (see Note A.3).

D.8. Assets held for sale

There were no assets held for sale as of December 31, 2006.

As of December 31, 2005, assets held for sale (and liabilities related to assets held for sale) related to the sale of rights to Exubera® and the interest in Diabel (see Note D.2).

Under the terms of an agreement signed on January 13, 2006, sanofi-aventis sold to Pfizer its share in the worldwide rights for the development, manufacture and marketing of Exubera®, along with its interest in the Diabel joint venture (based in Frankfurt, Germany), which owns the insulin manufacturing facility used in the production of Exubera®.

In return for the transfer of these assets and rights, sanofi-aventis received a payment of $1.3 billion.

The impact of this divestment in the year ended December 31, 2006 was a pre-tax gain of €460 million, recognized in Gains and losses on disposals, and litigation. The after-tax gain on the divestment was €384 million.

D.9. Inventories

Inventories break down as follows:

(€ million)	December 31, 2006			December 31, 2005			December 31, 2004
	Gross	Impairment	Net	Gross	Impairment	Net	Gross	Impairment	Net
Raw materials	728	(42)	686	775	(40)	735	645	—	645
Work in process	1,741	(200)	1,541	1,970	(78)	1,892	1,758	—	1,758
Finished goods	1,646	(214)	1,432	963	(160)	803	699	(70)	629

Total	4,115	(456)	3,659	3,708	(278)	3,430	3,102	(70)	3,032

Inventories held by Aventis were recognized on the acquisition date at fair value, which differed from production cost (see Note D.1.2 on the acquisition of Aventis). The residual valuation difference was €34 million at December 31, 2005 and €409 million at December 31, 2004. No residual valuation difference remained at December 31, 2006.

The impact of changes in provisions for impairment of inventories in 2006 was a net expense of €159 million, compared with €192 million in 2005 and €51 million in 2004. The increase in inventory impairment provisions in 2006 was due mainly to Ketek® (see Note D.5).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

D.10. Accounts receivable

Accounts receivable break down as follows:

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Gross value	5,208	5,188	4,532
Impairment	(176)	(167)	(78)

Net value	5,032	5,021	4,454

Some former Aventis group companies regularly transferred trade receivables under programs set up in Europe and Japan. All European programs ended in the first quarter of 2005, and all Japanese programs ended in the third quarter of 2005. Proceeds from sales of receivables transferred under these programs amounted to €479 million at December 31, 2004.

D.11. Other current assets

Other current assets break down as follows:

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Taxes recoverable	1,097	1,082	1,084
Other receivables (1)	947	1,151	637
Prepaid expenses	164	201	268

Total (net)	2,208	2,434	1,989

(1)	This line mainly comprises amounts due from alliance partners, advance payments to suppliers, sales commission receivable, and amounts due from employees.

D.12. Financial assets – current

Financial assets – current break down as follows:

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Interest rate derivatives measured at fair value (Note D.20)	—	31	34
Currency derivatives measured at fair value (Note D.20)	70	257	540
Other current financial assets	38	23	74

Total (net)	108	311	648

D.13. Cash and cash equivalents

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Cash (1)	844	941	1,533
Cash equivalents	309	308	307

Cash and cash equivalents	1,153	1,249	1,840

(1)	Includes cash held by captive insurance and reinsurance companies in accordance with insurance regulations, amounting to €427 million at December 31, 2006, €447 million at December 31, 2005 and €374 million at December 31, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

D.14. Net deferred tax position

The net deferred tax position breaks down as follows:

(€ million)	December 31, 2006	December 31, 2005 (1)	December 31, 2004 (1)
Deferred tax on:
• Consolidation adjustments (intragroup margin on inventory)	961	759	572
• Provision for pensions and other employee benefits	1,134	1,326	1,165
• Remeasurement of Aventis intangible assets	(8,378)	(10,797)	(12,491)
• Adjustment to fair value of acquired Aventis inventories	—	(13)	(149)
• Recognition of Aventis property, plant and equipment at fair value	(89)	(111)	(118)
• Adjustment to fair value of debt on acquisition of Aventis	25	36	68
• Tax cost of distributions made from reserves	(720)	(794)	(867)
• Stock options	96	149	—
• Other non-deductible provisions and other items	1,217	619	931

Net deferred tax liability	(5,754)	(8,826)	(10,889)

(1)	After adjusting for the change in accounting method for employee benefits (see Note A.4)

The impact of the first-time consolidation of Aventis at fair value on August 20, 2004 was an additional deferred tax liability of €12,663 million (see Note D.1.2), mainly due to deferred tax liabilities arising on the remeasurement of intangible assets. Deferred tax effects resulting in a matching adjustment to goodwill totaled €301 million in 2006 and €354 million in 2005 (see Note D.4).

In addition to the deferred tax effects described in D.15.7., a negative effect of €28 million relating to the exercise of stock options held by U.S. nationals was recognized directly in equity (2005: €60 million).

Deferred tax assets not recognized because their future recovery was regarded as uncertain given the likely future results of the entities in question amounted to €369 million at December 31, 2006 (December 31, 2005: €578 million; December 31, 2004: €415 million).

Tax losses available for carry-forward amounted to €800 million at December 31, 2006 and €741 million at December 31, 2005. These carry-forwards expire as follows:

(€ million)	Tax loss carry- forwards at December 31, 2006	Tax loss carry- forwards at December 31, 2005
2006	—	4
2007	14	23
2008	45	34
2009	47	19
2010	43	19
2011 and later	651	642

Total	800	741

Use of these tax loss carryforwards is limited to the entity in which they arose. In jurisdictions where tax consolidations are applied, carryforwards are able to be netted against taxable income generated by the entities in the consolidated tax group.

In certain countries, withholding taxes and other tax costs are incurred by the Group when dividends are distributed. A deferred tax liability is recognized in respect of future distributions by certain subsidiaries out of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

their reserves, amounting to €720 million at December 31, 2006, €794 million at December 31, 2005 and €867 million at December 31, 2004. Deferred tax liabilities relating to withholding taxes and other taxes payable on the undistributed profits of certain subsidiaries are not recognized if the Group considers that the reserves of the companies in question will be reinvested indefinitely.

The short-term/long-term split of the net deferred tax position is as follows:

(€ million)	December 31, 2006	December 31, 2005 (1)
Deferred tax assets:
• Short-term	1,597	1,488
• Long-term	1,985	2,195

Deferred tax liabilities:
• Short-term	(95)	(136)
• Long-term (2)	(9,241)	(12,373)

Net deferred tax position (liability)	(5,754)	(8,826)

(1)	After adjusting for the change in accounting method for employee benefits (see Note A.4).
(2)	Includes deferred tax reversing within less than one year in respect of depreciation and amortization charged on the remeasurement of the property, plant and equipment and intangible assets of Aventis at fair value, amounting to approximately €1,400 million at December 31, 2006.

D.15. Equity attributable to equity holders of the company

D.15.1. Share capital

The share capital of €2,718,869,366 comprises 1,359,434,683 shares with a par value of €2.

Treasury shares held by sanofi-aventis are as follows:

Date	Number of shares	%
December 31, 2006	8,940,598	0.66%
December 31, 2005	58,211,254	4.15%
December 31, 2004	77,207,485	5.47%
January 1, 2004	49,990,262	6.82%

Treasury shares are deducted from shareholders’ equity. Gains and losses on disposals of treasury shares are taken directly to equity and not recognized in net income for the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Movements in the share capital of the sanofi-aventis parent company are presented below:

Date	Transaction	Number of shares	Share capital (1)	Additional paid-in capital (1)
January 1, 2004		732,848,072	1,466	1,584

June 23, 2004	Appropriation of 2003 profit	—	—	28
August 12 and September 16, 2004	Issuance of shares relating to acquisition of Aventis	659,433,360	1,319	35,132
December 31, 2004	Sanofi-aventis merger	19,122,885	38	(25,119)

December 31, 2004		1,411,404,317	2,823	11,625

During 2005	Capital increase by exercise of stock subscription options	4,098,750	8	196
Board meeting of May 31, 2005	Capital reduction by cancellation of treasury shares	(16,234,385)	(32)	(780)
December 23, 2005	Capital increase reserved for employees	2,037,887	4	106

December 31, 2005		1,401,306,569	2,803	11,147

During 2006	Capital increase by exercise of stock subscription options	6,022,984	12	295
Board meeting of February 23, 2006	Capital reduction by cancellation of treasury shares	(48,013,520)	(96)	(2,308)
Shareholders’ meeting of May 31, 2006	Capital increase on merger of Rhône Cooper into sanofi-aventis	118,650	—	4

December 31, 2006		1,359,434,683	2,719	9,138

(1)	In millions of euro.

D.15.2. Capital increase reserved for employees (employee share ownership plan)

There were no capital increases reserved for employees during 2006.

At its meeting of November 7, 2005, the Board of Directors used the authorization granted by the Combined General Meeting of May 31, 2005 to launch an employee share ownership plan by carrying out a capital increase reserved for employees. The plan involved the issuance of a maximum of 7 million shares, ranking for dividend from January 1, 2005 and priced at €54.09 per share. The subscription period was from November 21, 2005 through December 2, 2005, and a total of 2,037,887 shares were subscribed. An expense of €31 million was recognized in respect of this capital increase in the income statement for the year ended December 31, 2005.

D.15.3. Adjustment to shareholders’ equity related to the Sanofi/Synthélabo merger

As a result of the merger between Sanofi and Synthélabo, an adjustment of €27 million was made to equity at December 31, 2004, relating mainly to the settlement of tax litigation, primarily in Europe and the United States of America.

D.15.4. Repurchase of sanofi-aventis shares

The Combined General Meeting of sanofi-aventis shareholders of May 31, 2006 authorized a share repurchase program for a period of 18 months.

In the year ended December 31, 2006, sanofi-aventis did not repurchase any of its own shares under the programs authorized by the General Meetings of May 31, 2005 and May 31, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

D.15.5. Reduction in share capital

The Board of Directors’ meeting of February 23, 2006 decided to cancel 48,013,520 treasury shares representing 3.42% of the share capital as of that date. The same meeting also decided to cancel 257,248.50 warrants (acquired as part of the public offer for Aventis) giving entitlement to subscribe for 301,986 sanofi-aventis shares.

The Board of Directors’ meeting of May 31, 2005 decided to cancel 16,234,385 treasury shares representing 1.15% of the share capital.

These cancellations had no effect on consolidated shareholders’ equity.

D.15.6. Cumulative translation differences

Cumulative translation differences break down as follows:

(€ million)	December 31, 2006	December 31, 2005 (1)	December 31, 2004 (1)
Attributable to equity holders of the company	(1,869)	1,325	(2,925)
Attributable to minority interests	—	2	(35)

Total	(1,869)	1,327	(2,960)

(1)	After adjusting for the change in accounting method for employee benefits (see Note A.4)

On first-time adoption of IFRS on January 1, 2004, all cumulative translation differences for all foreign operations of the Sanofi-Synthélabo group were eliminated through shareholders’ equity as of the IFRS transition date.

The movement in cumulative translation differences during the period was primarily due to the effect of changes in the U.S. dollar exchange rate on goodwill, intangible assets and deferred taxes.

The reduction in cumulative translation differences attributable to minority interests between 2004 and 2005 was mainly due to the buyout of minority shareholders in Hoechst AG, which held equity interests in companies outside the euro zone, especially in the United States of America.

In accordance with the accounting policy described in Note B.8.4, cumulative translation differences attributable to equity holders of the company included the post-tax effect of currency hedges of net investments in foreign operations totaling €98 million at December 31, 2006; this amount was unchanged from December 31, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

D.15.7. Other items recognized directly in equity

Movements in other items recognized directly in equity break down as follows:

(€ million)	Year ended Dec. 31, 2006		Year ended Dec. 31, 2005	Year ended Dec. 31, 2004
Balance, beginning of period	(408)		(112)	70

Available-for-sale financial assets:
• Change in fair value	(27	)(1)	23	94
• Deferred taxes on these changes in fair value	(7)		(10)	(19)

Derivatives designated as hedging instruments:
• Change in fair value, other than on derivatives relating to held-for-sale assets (see Note D.20.1.b & c)	50	(2)	(82)	(10)
• Change in fair value of derivatives relating to held-for-sale assets (Exubera®)	7		(7)	—
• Deferred taxes on these changes in fair value	(20)		31	4

Actuarial gains and losses:
• Actuarial gains/(losses)	346	(3)	(384)	(401)
• Deferred taxes on these gains/losses	(133)		133	150

Balance, end of period	(192)		(408)	(112)

(1)	Includes -€98 million as the matching entry for changes recognized in the income statement of which -€101 million relates to the gain on divestment of the interest in Rhodia.
(2)	Includes €8 million as the matching entry for changes recognized in the income statement.
(3)	Includes a net loss of €8 million relating to associates.

D.15.8. Share-based payment

Stock option plans and share warrants

a) Assumption by sanofi-aventis of the obligations of Aventis

Stock subscription option plans

With effect from December 31, 2004, sanofi-aventis substituted for Aventis in all the rights and obligations of the issuer in respect of stock subscription options granted to employees and former corporate officers of Aventis and of related companies (as defined in article L.225-180 of the Commercial Code) and not exercised as of that date.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Share warrants

Under two capital increases reserved for Aventis Group employees belonging to the Aventis Group employee savings plan, carried out in September 2002 (Plan Horizon 2002) and December 2003 (Plan Horizon 2003), Aventis issued, to certain German employees of the Aventis Group, shares accompanied by warrants giving entitlement to subscribe for Aventis shares. These shares with warrants attached were subscribed for on behalf of these employees by two dedicated mutual funds, “Aventis Deutschland 2002” and “Aventis Deutschland 2003”.

Sanofi-aventis acquired the share warrants issued in 2002 and 2003 as part of the public offer for Aventis.

These share warrants were cancelled in 2006 (see Note D.15.5).

b) Description of stock option plans

New 2006 stock subscription option plan granted by sanofi-aventis

On December 14, 2006, the Board of Directors granted 11,772,050 stock subscription options at an exercise price of €66.91 per share.

The vesting period is 4 years and the plan expires on December 14, 2016.

2005 stock subscription option plan granted by sanofi-aventis

On May 31, 2005, the Board of Directors granted 15,228,505 stock subscription options at an exercise price of €70.38 per share.

The vesting period is 4 years and the plan expires on May 31, 2015.

Stock purchase option plans

Sanofi and Synthélabo awarded several stock option plans which allow grantees to purchase a fixed number of shares at a pre-determined price over a specified period. Options generally vest two to five years from the date of grant and expire seven to twenty years from the date of grant. Shares acquired under these plans generally may not be disposed of prior to the fifth anniversary of the date of grant.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Details of the terms of exercise of stock purchase options granted under the various plans are presented below in sanofi-aventis share equivalents. The table shows all sanofi-aventis stock purchase option plans still outstanding or under which options were exercised in the year ended December 31, 2006.

Origin	Date of grant	Options granted	Start date of exercise period	Expiration date	Exercise price (in euros) (1)	Options outstanding at December 31, 2006
Synthélabo	12/15/1993	364,000	12/15/1998	12/15/2013	6.36	8,000
Synthélabo	10/18/1994	330,200	10/18/1999	10/18/2014	6.01	17,100
Synthélabo	12/15/1995	442,000	12/15/2000	12/15/2015	8.50	—
Synthélabo	01/12/1996	208,000	01/12/2001	01/12/2016	8.56	27,370
Aventis (RPR Inc)	02/27/1996	977,453	02/28/1999	02/27/2006	17.24	—
Synthélabo	04/05/1996	228,800	04/05/2001	04/05/2016	10.85	50,300
Aventis (RPR Inc)	02/20/1997	1,024,346	02/21/1999	02/20/2007	19.84	110,956
Synthélabo	10/14/1997	262,080	10/14/2002	10/14/2017	19.73	60,129
Synthélabo	06/25/1998	296,400	06/26/2003	06/25/2018	28.38	53,820
Synthélabo	03/30/1999	716,040	03/31/2004	03/30/2019	38.08	385,820
Aventis (Hoechst AG)	09/07/1999	2,930,799	09/08/2002	09/07/2009	41.25	375,356
Sanofi-Synthélabo	05/24/2000	4,292,000	05/25/2004	05/24/2010	43.25	2,189,856
Sanofi-Synthélabo	05/10/2001	2,936,500	05/11/2005	05/10/2011	64.50	2,605,054
Sanofi-Synthélabo	05/22/2002	3,111,850	05/23/2006	05/22/2012	69.94	2,968,450

Total						8,852,211

(1)	The exercise price for stock purchase options issued by Rhône-Poulenc Rorer Inc has been translated into euros at the euro/U.S. dollar exchange rate as of December 31, 2006.

Under IFRS, sanofi-aventis shares acquired to cover stock purchase options are deducted from shareholders’ equity. The exercise of all outstanding stock purchase options would increase shareholders’ equity by €499 million.

Stock subscription option plans

Details of the terms of exercise of stock subscription options granted under the various plans are presented below in sanofi-aventis share equivalents. These options have been granted to certain corporate officers and employees of Group companies.

The table shows all sanofi-aventis stock subscription option plans which are still outstanding or for which exercise took place in the year ended December 31, 2006.

Origin	Date of grant	Options granted	Start date of exercise period	Expiration date	Exercise price (in euros)	Options outstanding at December 31, 2006
Aventis	12/17/1996	2,054,348	01/06/2000	12/17/2006	20.04	—
Aventis	12/16/1997	4,193,217	01/06/2001	12/16/2007	32.15	507,636
Aventis	12/15/1998	6,372,000	01/06/2002	12/15/2008	34.14	1,504,178
Aventis	12/15/1999	5,910,658	01/06/2003	12/15/2009	50.04	2,948,867
Aventis	05/11/2000	877,766	05/11/2003	05/11/2010	49.65	292,684
Aventis	11/14/2000	13,966,871	11/15/2003	11/14/2010	67.93	10,596,574
Aventis	03/29/2001	612,196	03/30/2004	03/29/2011	68.94	551,451
Aventis	11/07/2001	13,374,051	11/08/2004	11/07/2011	71.39	10,136,345
Aventis	03/06/2002	1,173,913	03/07/2005	03/06/2012	69.82	1,173,906
Aventis	11/12/2002	11,775,414	11/13/2005	11/12/2012	51.34	6,797,044
Aventis	12/02/2003	12,012,414	12/03/2006	12/02/2013	40.48	9,035,299
Sanofi-Synthélabo	12/10/2003	4,217,700	12/11/2007	12/10/2013	55.74	4,116,700
Sanofi-aventis	05/31/2005	15,228,505	06/01/2009	05/31/2015	70.38	14,314,715
Sanofi-aventis	12/14/2006	11,772,050	12/15/2010	12/14/2016	66.91	11,772,050

Total						73,747,449

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

The exercise of all outstanding stock subscription options would increase shareholders’ equity by approximately €4,533 million. The exercise of each option results in the issuance of one share.

Summary of stock option plans

A summary of stock options outstanding at each balance sheet date, and of changes during the relevant periods, is presented below:

		Exercise price
	Number of options	Weighted average per share (€)	Total (€ million)
Options outstanding at January 1, 2004	17,401,648	52.10	907

Aventis options converted into sanofi-aventis options	57,349,697	55.69	3,193
Options exercised	(1,391,147)	29.30	(41)
Options cancelled or forfeited	(105,700)	51.70	(5)

Options outstanding at December 31, 2004	73 254,498	55.34	4,054
of which exercisable	36,471,794	57.25	2,088

Options granted	15,228,505	70.38	1,071
Options exercised	(6,827,577)	44.98	(306)
Options cancelled or forfeited	(2,324,725)	56.69	(131)

Options outstanding at December 31, 2005	79,330,701	59.10	4,688
of which exercisable	43,860,426	59.60	2,614

Options granted	11,772,050	66.91	788
Options exercised	(7,259,259)	49.56	(360)
Options cancelled or forfeited	(1,243,832)	61.59	(77)

Options outstanding at December 31, 2006	82,599,660	61.00	5,039
of which exercisable	50,920,604	58.02	2,954

The table below provides summary information about options outstanding and exercisable as of December 31, 2006:

	Outstanding			Exercisable
Range of exercise prices per share	Number of options	Average residual life (in years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €1.00 to €10.00 per share	52,470	8.43	7.39	52,470	7.39
From €10.00 to €20.00 per share	221,385	5.18	17.77	221,385	17.77
From €20.00 to €30.00 per share	53,820	11.65	28.38	53,820	28.38
From €30.00 to €40.00 per share	2,397,634	3.45	34.35	2,397,634	34.35
From €40.00 to €50.00 per share	11,893,195	6.14	41.24	10,417,604	41.35
From €50.00 to €60.00 per share	13,862,611	5.65	52.37	9,745,911	50.95
From €60.00 to €70.00 per share	29,667,485	6.63	67.52	17,895,435	67.92
From €70.00 to €80.00 per share	24,451,060	7.04	70.80	10,136,345	71.39

Total	82,599,660			50,920,604

Measurement of stock option plans

Plans awarded since 2000 by companies in the former Sanofi-Synthélabo group, and plans granted by companies in the former Aventis group, have been measured and recognized as an expense in accordance with IFRS 2 (Share-Based Payment).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

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

The fair value of the plan awarded in 2006 is €169 million; the fair value of the plan awarded in 2005 is €247 million; and the fair value of the former Aventis plans assumed on August 20, 2004 is €1,048 million, of which €746 million was allocated to the purchase price.

The following assumptions were used in determining the fair value of these plans:

•	Dividend yield: 2.48% (2006 plan), 1.85% (2005 plan), and 2.00% (former Aventis plans).

•	Residual life: 6 years (2006 plan), 8 years (2005 plan), and between 0.40 and 8.55 years (former Aventis plans).

•	Volatility of sanofi-aventis shares, computed on a historical basis: 19.58% (2006 plan) and 18.44% (2005 plan).

•	Volatility of Sanofi-Synthélabo shares, computed on a historical basis: 35.3% (former Aventis plans).

•	Risk-free interest rate: 3.74% (2006 plan), 3.08% (2005 plan), and between 1.98% and 4.13% (former Aventis plans).

The fair value of options granted in 2006 and 2005 amounts to €14.35 per option and €16.68 per option, respectively. The weighted average fair value of options under the former Aventis plans (as measured at August 20, 2004) is €20.81 per option.

The expense recognized for stock option plans, and the matching entry taken to shareholders’ equity, was €149 million in the year ended December 31, 2006 (including €13 million for the Vaccines segment); €199 million in the year ended December 31, 2005 (including €17 million for the Vaccines segment); and €112 million in the year ended December 31, 2004.

As of December 31, 2006, the total cost related to non-vested share-based compensation arrangements amounted to €320 million, to be recognized over a weighted average period of 3.1 years. The total recognized tax benefit related to share-based compensation arrangements amounted to €29 million in 2006 (2005: €11 million).

D.15.9. Number of shares used to compute diluted earnings per share

Diluted earnings per share is computed using the number of shares outstanding plus stock options with a potentially dilutive effect.

(in millions)	2006	2005	2004
Average number of shares outstanding	1,346.8	1,336.5	910.3
Adjustment for options with potentially dilutive effect	12.0	10.0	4.5
Average number of shares used to compute diluted earnings per share	1,358.8	1,346.5	914.8

In 2006, a total of 26.1 million stock options were not taken into account in the calculation because they did not have a potentially dilutive effect, compared with 42.1 million in 2005 and 38.2 million in 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

D.16. Minority interests

Minority interests in consolidated companies break down as follows:

(€ million)	2006	2005	2004
Minority interests of ordinary shareholders:
• BMS (1)	127	89	70
• Aventis Pharma Ltd India	54	54	34
• Maphar	6	6	6
• Sanofi-aventis Pakistan	6	6	3
• Hoechst AG (see Note D.2)	—	—	303
• Pharmaserv Marburg (see Note D.2)	—	—	12
• Rhone Cooper	—	10	5
• Other	27	24	29

Total	220	189	462

(1)	Under the terms of the agreements with BMS (see Note C.1), the BMS share of the net assets of entities majority-owned by sanofi-aventis is recognized in Minority interests.

D.17. Debt, cash and cash equivalents

The table below shows trends in the Group’s financial position over the last three years:

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Long-term debt, at amortized cost	4,499	4,750	8,654
Short-term debt and current portion of long-term debt	2,445	6,425	7,388

Total debt	6,944	11,175	16,042

Cash and cash equivalents	(1,153)	(1,249)	(1,840)

Debt, net of cash and cash equivalents	5,791	9,926	14,202

“Debt, net of cash and cash equivalents” is a financial indicator used by management and investors to measure the company’s overall net indebtedness.

Reconciliation of carrying amount to value on redemption

(€ million)	Carrying amount: Dec. 31, 2006	Amortized cost	Adjustment to debt measured at fair value	Value on redemption: Dec. 31, 2006	Value on redemption: Dec. 31, 2005	Value on redemption: Dec. 31, 2004
Long-term debt	4,499	37	(88)	4,448	4,664	8,504
Short-term debt & current portion of long-term debt	2,445		(20)	2,425	6,428	7,388

Total debt	6,944	37	(108)	6,873	11,092	15,892

Cash and cash equivalents	(1,153)			(1,153)	(1,249)	(1,840)

Debt, net of cash and cash equivalents	5,791	37	(108)	5,720	9,843	14,052

a) Principal financing transactions during the year

The following refinancing transactions took place during 2006:

•	€750 million floater bond issue maturing December 2008.

•	€100 million floater bond issue maturing December 2009, under which bondholders have an early redemption option exercisable in June 2008, December 2008 or June 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

•	Maturity of the €5.5 billion tranche of the €8 billion syndicated bank facility extended from 2010 to 2011 following the exercise in early 2006 of the first 1-year extension option.

Two bond issues were repaid on maturity:

•	April 2001 bond issue, nominal value of €1,250 million, matured April 18, 2006.

•	June 2005 bond issue, nominal value 80 million Swiss francs, matured December 21, 2006.

b) Debt, net of cash and cash equivalents by type, at value on redemption

(€ million)	December 31, 2006			December 31, 2005			December 31, 2004
	non-current	current	Total	non-current	current	Total	non-current	current	Total
Bond issues (1)	2,350	1,089	3,439	2,564	1,302	3,866	2,815	—	2,815
Credit facility drawdowns (2)	1,000	2	1,002	1,000	—	1,000	—	—	—
Other bank borrowings (3)	1,055	356	1,411	1,051	390	1,441	5,636	5,577	11,213
Commercial paper (4)	—	603	603	—	4,353	4,353	—	1,211	1,211
Finance leases	29	4	33	33	5	38	37	—	37
Other borrowings (5)	14	1	15	16	—	16	16	—	16
Bank credit balances	—	370	370	—	378	378	—	600	600

Total debt	4,448	2,425	6,873	4,664	6,428	11,092	8,504	7,388	15,892

Cash and cash equivalents	—	(1,153)	(1,153)	—	(1,249)	(1,249)	—	(1,840)	(1,840)

Debt, net of cash and cash equivalents	4,448	1,272	5,720	4,664	5,179	9,843	8,504	5,548	14,052

The bond issues (1), quoted on the Luxembourg stock exchange under Euro Medium Term Note (EMTN) documentation, comprise:

•	Bonds issued in September 2003 for a nominal value of €1,500 million, maturing September 15, 2010, bearing annual interest of 4.25%

•	Bonds issued in November 2003 for a nominal value of 100 million Swiss francs, maturing November 12, 2007, bearing annual interest of 1.98%

•	Bonds issued in May 2005 for a nominal value of €1,000 million, maturing May 2007, bearing annual interest at 3-month Euribor plus 0.05%

•	Bonds issued in December 2006 for a nominal value of €750 million, maturing December 2008, bearing annual interest at 3-month Euribor plus 0.05%

•

Bonds issued in December 2006 for a nominal value of €100 million, maturing December 2009, bearing annual interest at 3-month Euribor plus 0.05%, uplifted six-monthly from June 2008 to 0.08%. The bondholders have an early redemption option exercisable in June 2008, December 2008 or June 2009.

Credit facility drawdowns (2) and commercial paper (4) relate to the following programs and agreements:

•

Syndicated 364-day bank facility of €5 billion with four 364-day extension options and a one-year term out option. The first two extension options have been exercised, thereby extending the initial expiry of the facility from January 2006 to January 2008.

•

Three bilateral 364-day bank facilities totaling $1.6 billion (€1.2 billion), comprising $0.5 billion maturing February 2007, $0.5 billion maturing December 2007, and $0.6 billion maturing February 2007 (extended in January 2007, now maturing February 2008).

These €6.2 billion bank facilities, which are confirmed but have not been drawn down, are being used to back two commercial paper programs, of €6 billion in France and $3 billion in the United States of America. In 2006, the average drawdown under these programs was €3.1 billion (minimum €0.5 billion, maximum €4.7 billion). At December 31, 2006, drawdowns under these programs amounted to €603 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

•

€8 billion syndicated bank facility comprising a €5.5 billion tranche maturing 2011 (with a one-year extension option exercisable at the start of 2007) and a €2.5 billion tranche maturing 2012. As of December 31, 2006, a total of €1 billion was drawn down under this facility.

Other bank borrowings (3) comprise four €250 million bank loans, amounting to €1 billion in total and maturing in March 2008 (but repaid early in February 2007), and various loans contracted by subsidiaries.

The financing in place at December 31, 2006 is not subject to covenants regarding financial ratios, and contains no clauses linking credit spreads or fees to sanofi-aventis’ credit rating.

Other borrowings (5) mainly include:

•	Participating shares issued between 1983 and 1987, of which 103,446 remain outstanding, valued at €14 million. The 43,232 shares held by sanofi-aventis were cancelled in 2006.

•	Series A participating shares issued in 1989, of which 3,296 remain outstanding, valued at €0.2 million (including premium).

c) Debt by maturity, at value on redemption

	December 31, 2006
(€ million)	Total	Current 2007	Non-current
			2008	2009	2010	2011	2012 and later
Bond issues (1)	3,439	1,089	850	—	1,500	—	—
Credit facility drawdowns (2)	1,002	2	—	—	—	—	1,000
Other bank borrowings	1,411	356	1,014	12	21	3	5
Commercial paper	603	603	—	—	—	—	—
Finance leases	33	4	4	4	3	6	12
Other borrowings	15	1	—	—	—	—	14
Bank credit balances	370	370	—	—	—	—	—

Total debt	6,873	2,425	1,868	16	1,524	9	1,031

Cash and cash equivalents	(1,153)	(1,153)	—	—	—	—	—

Debt, net of cash and cash equivalents	5,720	1,272	1,868	16	1,524	9	1,031

(1)	The maturity used for the €100 million bond issue is the date of the bondholders’ first early redemption option (June 2008).
(2)	Maturities used for credit facility drawdowns are those of the facility, not the drawdown.

	December 31, 2005
	Total	Current 2006	Non-current
(€ million)			2007	2008	2009	2010	2011	2012 and later
Bond issues	3,866	1,302	1,064	—	—	1,500	—	—
Credit facility drawdowns (1)	1,000	—	—	—	—	—	—	1,000
Other bank borrowings	1,441	390	11	1,013	11	12	1	3
Commercial paper	4,353	4,353	—	—	—	—	—	—
Finance leases	38	5	4	4	4	3	6	12
Other borrowings	16	—	—	—	—	—	—	16
Bank credit balances	378	378	—	—	—	—	—	—

Total debt	11,092	6,428	1,079	1,017	15	1,515	7	1,031

Cash and cash equivalents	(1,249)	(1,249)	—	—	—	—	—	—

Debt, net of cash and cash equivalents	9,843	5,179	1,079	1,017	15	1,515	7	1,031

(1)	Maturities used for credit facility drawdowns are those of the facility, not the drawdown.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

	December 31, 2004
(€ million)	Total	2005	2006	2007	2008	2009	Over 5 years
Total debt	15,892	7,338	1,347	5,563	—	—	1,644
Cash and cash equivalents	(1,840)	(1,840)	—	—	—	—	—

Debt, net of cash and cash equivalents	14,052	5,498	1,347	5,563	—	—	1,644

The main undrawn confirmed credit facilities at December 31, 2006 break down as follows:

Year of expiry	Undrawn confirmed credit facilities available (€ million)
2007	609
2008	5,000
2011	5,500
2012	1,500

Total	12,609

Confirmed credit facilities available mainly include:

•	€8 billion syndicated credit facility in two tranches: one of €5.5 billion expiring 2011 (undrawn) and one of €2.5 billion expiring 2012 (€1 billion drawn down at end 2006, and €1.5 billion undrawn).

•

Confirmed bank facilities available for backing commercial paper programs, of which €5.6 billion was not being used to back drawdowns under French and U.S. commercial paper programs as of December 31, 2006. As of the same date, no single counterparty represented more than 11.3% of undrawn confirmed credit facilities.

In addition, €0.6 billion of undrawn confirmed bank facilities were being used to back outstanding French and U.S. commercial paper programs at December 31, 2006.

d) Debt by interest rate type, at value on redemption

The tables below splits total debt, net of cash and cash equivalents between fixed and floating rate, and by maturity or contractual repricing date, at December 31, 2006 and December 31, 2005. The figures shown represent value on redemption, before taking account of the effects of derivative instruments:

2006 (€ million)	Total	2007	2008	2009	2010	2011	2012	2013 and later
Fixed-rate	1,565	65	—	—	1,500	—	—	—
% fixed-rate	27%

Floating-rate (maturity based on contractual repricing date)	4,155	4,155	—	—	—	—	—	—
% floating-rate	73%

Debt, net of cash and cash equivalents	5,720	4,220	—	—	1,500	—	—	—

2005 (€ million)	Total	2006	2007	2008	2009	2010	2011	2012 and later
Fixed-rate	2,920	1,264	75	14	14	1,517	7	29
% fixed-rate	30%

Floating-rate (maturity based on contractual repricing date)	6,923	6,923	—	—	—	—	—	—
% floating-rate	70%

Debt, net of cash and cash equivalents	9,843	8,187	75	14	14	1,517	7	29

Floating-rate debt is generally indexed to euro zone interbank offered rates (Euribor).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

In order to reduce the amount and volatility of the cost of debt, sanofi-aventis has contracted derivative instruments (swaps, caps, combinations of purchases of caps and sales of floors). This has the effect of altering the fixed/floating split of the Group’s debt, net of cash and cash equivalents, and the maturity based on contractual repricing dates:

2006 (€ million)	Total	2007	2008	2009	2010	2011	2012	2013 and later
Fixed-rate	2,500	—	—	—	1,500	—	1,000	—
% fixed-rate	44%

Capped rates	750	750	—	—	—	—	—	—

limits [cap]	250	[4.00%]	—
limits [floor/cap]	500	[3.68%; 4.00%]	—
% at capped rates	13%

Floating-rate	2,470	2,470	—	—	—	—	—	—
% floating-rate	43%

Debt, net of cash and cash equivalents	5,720	3,220	—	—	1,500	—	1,000	—

The weighted average interest rate on debt, net of cash and cash equivalents at December 31, 2006 was 4.1% before derivative instruments and 4.0% after derivative instruments.

Based on the Group’s level of debt, and taking account of derivative instruments in place at December 31, 2006, sensitivity of pre-tax net income for the year ending December 31, 2007 to movements in market interest rates affecting the entire year is as follows:

Assumptions of change in 3-month Euribor interest rate	Impact on pre-tax net income (€ million)
+ 100 bp	(29)
+ 25 bp	(7)
- 25 bp	8
- 100 bp	31

2005 (€ million)	Total	2006	2007	2008	2009	2010	2011	2012 and later
Fixed-rate	4,855	2,264	10	14	14	1,517	7	1,029
% fixed-rate	49%	33%

Capped rates	3,250	3,000	250	—	—	—	—	—
Limits [floor/cap]		[2.28%; 3.23%]	[0%; 4%]

% at capped rates	33%	43%

Floating-rate	1,738	1,738	—	—	—	—	—	—
% floating-rate	18%	24%

Debt, net of cash and cash equivalents	9,843	7,002	260	14	14	1,517	7	1,029

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

e) Debt, net of cash and cash equivalents by currency, at value on redemption

The tables below shows debt, net of cash and cash equivalents by currency at December 31, 2006 and December 31, 2005, before and after taking account of derivative instruments contracted to convert third-party debt into the functional currency of the borrower entity:

2006 (€ million)	Before derivative instruments	%	After derivative instruments	%
EUR	5,422	95%	5,563	98%
USD	93	1%	17	—
Other currencies	205	4%	140	2%

Debt, net of cash and cash equivalents	5,720	100%	5,720	100%

2005 (€ million)	Before derivative instruments	%	After derivative instruments	%
EUR	8,469	86%	10,121	103%
USD	1,555	16%	20	—
Other currencies	(181)	(2%)	(298)	(3%)

Debt, net of cash and cash equivalents	9,843	100%	9,843	100%

f) Market value of debt

The market value of debt, net of cash and cash equivalents (excluding derivative instruments) at December 31, 2006 was €5,741 million (December 31, 2005: €9,930 million), compared with a carrying amount of €5,791 million (December 31, 2005: €9,926 million).

Interest rate and currency derivatives contracted for debt management purposes had a positive fair value of €40 million (see Note D.20).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

D.18. Provisions and other non-current liabilities

Provisions and other non-current liabilities break down as follows:

(€ million)	Provisions for pensions and other long-term benefits (2) (D.18.1.)	Restructuring provisions (D.18.2.)	Other provisions (D.18.3.)	Other non-current liabilities (D 18.4.)	Total
January 1, 2004	586	5	306	7	904

Impact of Aventis acquisition	2,892	144	2,755	402	6,193
Charged during the period	150	48	269	2	469
Provisions utilized	(156)	(8)	(90)	(33)	(287)
Reversals of unutilized provisions	—	—	(107)	—	(107)
Transfers	(1)	(75)	(17)	35	(58)
Translation differences	(51)	—	(97)	(37)	(185)
Actuarial gains/losses on defined-benefit plans	401	—	—	—	401

December 31, 2004	3,821 (1)	114	3,019	376	7,330

Changes in scope of consolidation	(7)	—	—	—	(7)
Charged during the period	345	89	535	3	972
Provisions utilized	(412)	(26)	(251)	(7)	(696)
Reversals of unutilized provisions (3)	(43)	(5)	(274)	—	(322)
Transfers (4)	78	(26)	176	14	242
Unwinding of discount	—	2	43	6	51
Unrealized foreign exchange gain/loss	—	—	—	(9)	(9)
Translation differences	93	3	178	31	305
Actuarial gains/losses on defined-benefit plans	384	—	—	—	384

December 31, 2005	4,259 (1)	151	3,426	414	8,250

Changes in scope of consolidation	(2)	—	1	—	(1)
Charged during the period	348	98	931	22	1,399
Provisions utilized	(414)	(54)	(240)	(53)	(761)
Reversals of unutilized provisions (3)	(27)	(11)	(440)	—	(478)
Transfers (4)	94	35	(46)	(47)	36
Unwinding of discount	—	1	31	6	38
Unrealized foreign exchange gain/loss	—	—	—	(6)	(6)
Translation differences	(66)	(2)	(109)	(27)	(204)
Actuarial gains/losses on defined-benefit plans	(353)	—	—	—	(353)

December 31, 2006	3,839	218	3,554	309	7,920

(1)	After adjusting for the change in accounting method for employee benefits, reported on the line “Actuarial gains/losses on defined-benefit plans” (see Note A.4).
(2)	€3,555 million at December 31, 2006 and €4,014 million at December 31, 2005 for pension obligations; €284 million at December 31, 2006 and €245 million at December 31, 2005 for other post-employment benefits (see Note D.18.1).
(3)	Reversals of unutilized provisions:
-	Reversals of provisions for pensions and other long-term benefits are due to the effect of plan curtailments (see Note D18.1), most of which (in both 2006 and 2005) related to early retirement programs in France.
-	Reversals of other provisions relate mainly to provisions for tax exposures, reversed either because (i) the risk exposure has become time-barred during the reporting period or (ii) the outcome of the tax dispute proved more favorable than expected for sanofi-aventis. In addition, provisions were reversed in 2005 following signature of the out-of-court settlement with Bayer (see Note D.22, “Legal and Arbitral Proceedings”, item (e) “Contingencies Arising from Certain Business Divestitures”).
(4)	This line includes, in particular, transfers between current and non-current provisions due to revisions to the expected settlement date of certain obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

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

Actuarial valuations of the Group’s benefit obligations were computed as of December 31, 2006, 2005 and 2004. The calculations incorporate the following:

•	Assumptions on staff turnover and life expectancy, specific to each country

•

A retirement age of 60 to 65 for a total working life allowing for full rate retirement rights for French employees, and retirement assumptions reflecting local economic and demographic factors specific to foreign employees

•	A salary inflation rate for the principal countries ranging from 2.75% to 5.6% at December 31, 2006, from 3% to 4.5% at December 31, 2005, and from 3% to 4.5% at December 31, 2004

•	An annuity inflation rate for the principal countries ranging from 2% to 3% at December 31, 2006 and December 31, 2005, and from 1.5% to 3% at December 31, 2004

•	A weighted average healthcare cost inflation rate of 4.82% at December 31, 2006, 4.88% at December 31, 2005, and 5.14% at December 31, 2004, applied to post-employment benefits

•	Discount rates used to determine the present value of projected benefit obligations at the balance sheet date, as shown in the table below:

	Pensions and other long-term benefits					Other post-employment benefits
Discount rate	2006		2005		2004	2006	2005	2004
Weighted average for all regions:	4.80%		4.58%		4.91%	5.62%	5.51%	5.76%
- Euro zone	4.25% or 4.50	%(1)	4% or 4.25	%(1)	4.50%	4.50%	—	—
- United States of America	5.75%		5.50%		5.75%	5.75%	5.50%	5.75%
- United Kingdom	5%		5%		5.50%	5%	5%	5.50%

(1)	Depends on the plan: 4.25% medium-term, 4.50% long-term, versus 4% and 4.25% respectively in 2005

•

The discount rates used are based on market rates for high quality corporate bonds (AA) the term of which approximates that of the expected benefit payments of the plans. The main indices used are Iboxx Corporates AA in Europe and Moody’s Aa bond rate in the United States of America.

•

Expected long-term rates of return for plan assets ranging from 2% to 11.5% for the year ended December 31, 2006; from 3.75% to 11.3% for the year ended December 31, 2005, and from 3% to 10% for the year ended December 31, 2004. The majority of fund assets are invested in Germany, the United States of America and the United Kingdom. The long-term rates of return used are as follows:

	Pensions and other long-term benefits			Other post-employment benefits
Expected long-term rate of return on plan assets	2006	2005	2004	2006	2005	2004
Weighted average for all regions	6.67%	6.65%	6.59%	7.75%	—	—
- Germany	6.50%	6.25%	7%	—	—	—
- United States of America	7.75%	7.53%	8.12%	7.75%	—	—
- United Kingdom	6.55%	6.97%	6.92%	—	—	—

The average long-term rate of return on plan assets was determined on the basis of actual long-term rates of return in the financial markets. These returns vary according to the asset category (equities, bonds, property, other). As a general rule, sanofi-aventis applies the risk premium concept in assessing the return on equities relative to bond yields.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

The table below reconciles the net obligation under Group pension plans with the amounts recognized in the consolidated financial statements:

	Pensions and other long-term benefits			Other post-employment benefits (healthcare cover)
	2006	2005	2004	2006	2005	2004
Valuation of obligation:
Beginning of period	9,425	8,225	1,117	224	182	69
Service cost	276	238	99	16	7	3
Interest cost	407	393	143	17	11	6
Actuarial (gain)/loss	(172)	815	300	(2)	31	5
Contributions from plan members	9	10	7	—	—	—
Plan amendments	(11)	13	8	(2)	(19)	—
Translation differences	(179)	276	(158)	(34)	26	(14)
Plan curtailments/settlements	(23)	(56)	(4)	—	(1)	—
Impact of Aventis acquisition	—	—	6,870	—	—	123
Other changes in scope of consolidation, transfers	(44)	(4)	—	122	—	—
Benefits paid	(501)	(485)	(157)	(20)	(13)	(10)

Obligation at end of period	9,187	9,425	8,225	321	224	182

Market value of plan assets:
Beginning of period	5,350	4,512	503	—	—	—
Expected return on plan assets	343	331	109	4
Difference between actual and expected return on plan assets	189	357	46	2	—	—
Translation differences	(129)	222	(128)	(6)	—	—
Contributions from plan members	9	9	6	—	—	—
Employer’s contributions	274	332	79	—	13	2
Plan settlements	—	(1)	(2)	—	—	—
Impact of Aventis acquisition	—	—	3,972	—	—	—
Other changes in scope of consolidation, transfers	(83)	3	—	60	—	—
Benefits paid	(378)	(415)	(73)	(4)	(13)	(2)

Market value of plan assets at end of period	5,575	5,350	4,512	56	—	—

Net amount shown in the balance sheet:
Net obligation	3,612	4,075	3,713	265	224	182
Unrecognized past service cost	(60)	(61)	(76)	19	21	2

Net provision after reclassification	3,552	4,014	3,637	284	245	184

Amounts recognized in the balance sheet:
Pre-funded obligations (D.7.)	(3)	(3)	(2)	—	—	—
Obligations provided (1)	3,555	4,014	3,637	284	245	184

Net amount recognized	3,552	4,011	3,635	284	245	184

Benefit cost for the period:
Service cost	276	238	99	16	7	3
Interest cost	407	393	143	17	11	6
Expected return on plan assets	(343)	(331)	(109)	(4)	—	—
Recognition of transitional liability	—	—	—	—	—	—
Amortization of past service cost	(10)	19	1	(2)	—	(1)
Recognition of actuarial (gains)/losses	(9)	11	—	—	(1)	2
Impact of plan curtailments	(27)	(42)	6	—	(1)	—

Benefit cost for the period	294	288	140	27	16	10

(1)

Long-term benefits awarded to employees prior to retirement (mainly discretionary bonuses, long service awards and deferred compensation plans) accounted for €379 million of provisions at December 31, 2006 (including €101 million transferred from other current liabilities to long-term benefits in 2006), €280 million of provisions as of December 31, 2005, and €249 million as of December 31, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Actuarial gains arising during the year ended December 31, 2006 amounted to €359 million, including €126 million relating to experience adjustments that break down as follows:

-	Actuarial gains of €191 million generated by the difference between the market value of plan assets at December 31, 2006 as compared with the expected return.

-	Actuarial losses of €65 million on the pension obligation.

At December 31, 2006, the present value of obligations in respect of pensions and similar benefits under wholly or partially funded plans was €7,252 million, and the present value of unfunded obligations was €1,935 million (compared with, respectively, €7,442 million and €1,983 million at December 31, 2005, and €6,487 million and €1,738 million at December 31, 2004).

In Germany, sanofi-aventis is a member of a Pensionskasse multi-employer plan. This is a defined contribution plan which covers the current level of annuities. The obligation arising from future increases in annuity rates was included in the pension obligations of Aventis as assumed on August 20, 2004 at an amount of €250 million. The provision at December 31, 2006 was €465 million, €463 million at December 31, 2005 and €308 million at December 31, 2004.

The table below shows the sensitivity of the healthcare component of (i) the post-employment benefit obligation in the balance sheet and (ii) the pension cost recognized in the income statement to changes in healthcare costs:

(€ million)	Sensitivity of assumptions 2006
1% increase in healthcare costs
• Impact on pension cost	2
• Impact on obligation in the balance sheet	22
1% reduction in healthcare costs
• Impact on pension cost	(2)
• Impact on obligation in the balance sheet	(18)

The total pension cost (including other post-employment benefits, but excluding the effect of plan curtailments) was €348 million (2005: €347 million), split as follows:

•	Selling and general expenses: €201 million in 2006, €206 million in 2005

•	Cost of sales: €87 million in 2006, €81 million in 2005

•	Research and development expenses: €60 million in 2006, €60 million in 2005.

The weighted average allocation of funds invested in Group pension plans is shown below:

Asset category (percentage)	Funds invested
	2006	2005	2004
Equities	54%	58%	59%
Bonds	43%	41%	40%
Other: real estate, cash, etc	3%	1%	1%

Total	100%	100%	100%

The target allocation of investments was not significantly different from the actual allocation at December 31, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

The table below shows the expected cash outflows on pensions and other post-employment benefits over the next ten years:

(€ million)	Pensions and similar benefits
Estimated employer’s contribution in 2007	394

Estimated benefit payments:
2007	509
2008	489
2009	510
2010	546
2011	556
2012 and later	2,989

D.18.2. Restructuring provisions

The table below shows movements in restructuring provisions classified in Other non-current liabilities and Other current liabilities:

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Balance, beginning of period	562	478	20
of which:
• Classified in “Other non-current liabilities”	151	114	5
• Classified in “Other current liabilities”	411	364	15

Change in provisions recognized in profit or loss for the period	231	560	309
Provisions utilized	(319)	(470)	(14)
Transfers	36	(33)	(58)
Unwinding of discount	1	2	—
Changes in scope of consolidation	—	(1)	234
Translation differences	(15)	26	(13)

Balance, end of period	496	562	478
of which:
• Classified in “Other non-current liabilities”	218	151	114
• Classified in “Other current liabilities”	278	411	364

Charges to restructuring provisions during 2006 mainly relate to reorganization plans decided upon and announced prior to the balance sheet date in response to the changing economic environment in Europe, primarily France and Germany. For a breakdown of restructuring costs for the period by type, refer to Note D.27.

Provisions classified in Other current liabilities at December 31, 2006 relate primarily to new employee-related obligations arising under these plans (in particular, the early retirement program in France) and to the residual obligation in respect of restructuring carried out in connection with the sanofi-aventis merger, especially in the United States of America.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

D.18.3. Other provisions

Other provisions include provisions for environmental, tax, commercial and product liability risks and litigation.

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Tax risks	1,858	1,664	1,522
Environmental risks and remediation	528	529	452
Product liability risks, litigation and other	1,168	1,233	1,045

Total	3,554	3,426	3,019

Provisions for tax risks are recorded if the Group is exposed to a probable risk resulting from a tax position adopted by the Group or a subsidiary, and the risk has been quantified at the balance sheet date.

Provisions for environment and remediation are mainly related to contingencies that have arisen from business divestitures.

Identified environmental risks are covered by provisions estimated on the basis of the costs sanofi-aventis believes it will be obliged to meet over a period not exceeding (other than in exceptional cases) 30 years. Sanofi-aventis expects that €355 million of these provisions will be utilized over the period from 2007 through 2011.

“Product liability risks, litigation and other” mainly comprises provisions for risks relating to product liability, government investigations, regulatory or competition law claims or contingencies arising from business divestitures (other than environmental matters). The main pending legal and arbitral proceedings and government investigations are described in Note D.22.

A full risk and litigation assessment is performed with the assistance of the Group’s legal advisers, and provisions are recorded as required by circumstances, in accordance with the principles described in Note B.12.

D.18.4. Other non-current liabilities

These liabilities include the liability related to Carderm (€190 million at December 31, 2006; €212 million at December 31, 2005, €184 million at December 31, 2004).

On June 28, 2001, a financial investor paid $250 million to acquire preferred shares in Carderm Capital LP (Carderm), which owns certain assets of Aventis Pharma US. These preferred shares, representing a financial interest of 36.7% in Carderm, were entitled to preferred remuneration. The sanofi-aventis Group is the principal shareholder of Carderm, owning 63.3% of the capital and exercising control over its management. Carderm is included in the sanofi-aventis consolidated financial statements using the full consolidation method.

On or after March 10, 2007, the holder of the preferred shares may offer sanofi-aventis the option of repurchasing them, subject to certain conditions.

The fair value of this financial instrument was €190 million at December 31, 2006, against €215 million at December 31, 2005 and €194 million at December 31, 2004. The change in the value of the redeemable partnership interest between December 31, 2005 and December 31, 2006 was mainly due to the fall in value of the U.S. dollar against euro over the period, while the change between December 31, 2004 and December 31, 2005 was mainly due to the rise in the value of the US dollar against the euro over the period.

At December 31, 2005, this item also included a derivative instrument relating to Rhodia shares (see Note D.20.2), valued at €54 million (€57 million at December 31, 2004). This equity instrument was closed out in early April 2006, generating a gain of €6 million recognized in the income statement in 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

D.19. Other current liabilities

Other current liabilities comprise:

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Taxes payable	956	1,039	693
Employee-related liabilities	1,298	1,490	1,285
Restructuring provisions (D.18.2.)	278	411	364
Interest rate derivatives (D.20.)	2	1	—
Currency derivatives (D.20.)	20	47	237
Amounts payable for acquisitions of non-current assets	275	207	222
Other liabilities	1,996	2,348	2,240

Total	4,825	5,543	5,041

This item includes the current portion of provisions for litigation, product returns and other risks; amounts due to associates (see Note D.6); and amounts due to governmental agencies and the healthcare authorities (see Note D.23).

D.20. Derivative financial instruments and market risks

The table below shows the fair value of derivative instruments as of December 31, 2006:

(€ million)	Non-current assets	Current assets	Total assets	Non-current liabilities	Current liabilities	Total liabilities	Fair value at Dec. 31, 2006 (net)	Fair value at Dec. 31, 2005 (net)	Fair value at Dec. 31, 2004 (net)
Currency derivatives	—	70	70	—	(20)	(20)	50	210	454
• operational	—	14	14	—	(8)	(8)	6	(25)	161
• financial	—	56	56	—	(12)	(12)	44	235	243
• net investment hedges	—	—	—	—	—	—	—	—	50
Interest rate derivatives	42	—	42	—	(2)	(2)	40	35	(84)
Equity derivatives	163	—	163	—	—	—	163	63	—

Total	205	70	275	—	(22)	(22)	253	308	370

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

Sanofi-aventis performs periodic reviews of its transactions and contractual agreements in order to identify any embedded derivatives, which are accounted for separately from the host contract in accordance with IAS 39. As of December 31, 2006, 2005 and 2004, sanofi-aventis had only one material embedded derivative, which relates to the contingent CSL purchase consideration; a description of the accounting treatment of this transaction is provided in Note D.20.2.b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Counterparty risk

All currency and interest rate hedges, and all investments of surplus cash, are contracted with leading banks. No one counterparty accounts for more than 14.9% of the Group’s currency or interest rate positions.

D.20.1. Currency and interest rate derivatives

a) Valuation methods

Sanofi-aventis estimates the fair value of financial instruments using methods and data based on financial market sources, as described below:

•  Currency forward and options contracts:

Market data	Source
Spot price	ECB Fixing
Interest rates: less than 1 year	Reuters Mid Money Market
Interest rates: more than 1 year	Mid Zero Coupon
Volatility	Reuters Mid ATM

Instrument	Model used
Forward contracts: less than 1 year	Proportional formula
Forward contracts: more than 1 year	Actuarial formula
Plain vanilla options	Black and Scholes

•  Interest rate forward and options contracts

Fair values are computed using a zero coupon yield curve for each currency, based on market instruments:

Market data	Source
Interest rates: less than 1 year	Reuters Mid Money Market
Interest rates: less than 2 years	Mid Zero Coupon
Interest rates: more than 2 years	Mid Zero Coupon
Cap/Floor volatility	Bloomberg volatility matrix, by strike

Instrument	Model used
Swap	NAV/cash flow projection
Cross currency	As for swap + ECB fixing for conversion
Plain vanilla options	Black and Scholes

b) Currency derivatives used to manage operational risk exposures

Sanofi-aventis operates a foreign exchange risk hedging policy to reduce the exposure of operating income to fluctuations in foreign currencies, in particular the US dollar. This policy involves regular assessments of the Group’s worldwide foreign currency exposure, based on budget estimates of foreign-currency transactions to be carried out by the parent company and its subsidiaries. These transactions mainly comprise sales, purchases, research costs, co-marketing and co-promotion expenses, and royalties. To reduce the exposure of these transactions to exchange rate movements, sanofi-aventis contracts economic hedges using liquid financial instruments such as forward purchases and sales of currency, call and put options, and combinations of currency options (collars).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

The table below shows operational currency hedging instruments in place as of December 31, 2006, with the notional amount translated into euros at the relevant closing exchange rate.

December 31, 2006			Derivatives designated as cash flow hedges			Derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	of which recognized in equity	Notional amount	Fair value
Forward currency sales	1,615	7	352	6	7	1,263	1
• of which U.S. dollar	800	10	114	7	7	686	3
• of which Russian rouble	126	—	—	—	—	126	—
• of which Australian dollar	86	—	66	—	—	20	—
• of which Singapore dollar	73	—	—	—	—	73	—
• of which Japanese yen	66	1	—	—	—	66	1
• of which Polish zloty	66	—	47	—	—	19	—
• of which Mexican peso	65	1	42	1	2	23	—
• of which Korean won	52	—	—	—	—	52	—
• of which Slovakian koruna	49	(2)	18	(1)	(1)	31	(1)
• of which Czech koruna	40	(1)	22	(1)	(1)	18	(1)
Forward currency purchases	351	(1)	—	—	—	351	(1)
• of which Swiss franc	92	(1)	—	—	—	92	(1)
• of which Pound sterling	81	—	—	—	—	81	—
• of which Canadian dollar	71	(1)	—	—	—	71	(1)
• of which Hungarian forint	33	—	—	—	—	33	—
Put options purchased	18	—	18	—	—	—	—
Call options written	36	—	18	—	—	18	—

Total	2,020	6	388	6	7	1,632	—

As of December 31, 2006, none of these instruments had an expiry date after December 31, 2007.

These positions hedge:

•

All material future foreign-currency cash flows arising after the balance sheet date in relation to transactions carried out during the year ended December 31, 2006 and recognized in the balance sheet at that date. Gains and losses on derivative instruments (forward contracts) have been and will continue to be calculated and recognized in parallel with the recognition of gains and losses on the hedged items.

•

Forecast foreign-currency cash flows relating to commercial transactions to be carried out in 2007. These hedges (forward contracts and options) cover approximately 20% to 40% of the expected net cash flows for 2007 in currencies subject to budgetary hedging, with the exception of the U.S. dollar for which the portfolio of derivatives used to hedge 2007 cash flows was immaterial as of December 31, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

The table shows the portfolio of currency instruments in place to manage operational risk as of December 31, 2005:

December 31, 2005			Derivatives designated as cash flow hedges			Derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	of which recognized in equity	Notional amount	Fair value
Forward currency sales	1,831	(19)	785	(3)	(1)	1,046	(16)
• of which U.S. dollar	1,291	(12)	576	2	—	714	(13)
• of which Singapore dollar	75	(1)	—	—	—	75	(1)
• of which Australian dollar	75	(1)	37	(1)	—	38	—
• of which Mexican peso	69	(2)	43	(2)	—	26	—
• of which Polish zloty	63	(2)	41	(2)	—	22	—
• of which Turkish lira	63	(1)	—	—	—	63	(1)
• of which Japanese yen	59	1	29	1	—	30	—
Forward currency purchases	181	2	18	1	1	163	1
• of which Swiss franc	50	—	—	—	—	50	—
• of which Canadian dollar	45	1	—	—	—	45	1
Put options purchased	401	7	401	7	(1)	—	—
• of which U.S. dollar	339	6	339	6	(1)	—	—
Call options written	639	(14)	401	(9)	(4)	238	(5)
• of which U.S. dollar	519	(10)	339	(7)	(3)	180	(3)

Total	3,052	(24)	1,605	(4)	(5)	1,447	(20)

The table shows the portfolio of currency instruments in place to manage operational risk as of December 31, 2004:

December 31, 2004			Derivatives designated as cash flow hedges			Derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	of which recognized in equity	Notional amount	Fair value
Forward currency sales	2,638	145	753	66	64	1,884	78
• of which U.S. dollar	1,798	134	614	60	59	1,184	74
Forward currency purchases	1,482	(20)	82	2	—	1,399	(21)
• of which U.S. dollar	970	(17)	—	—	—	970	(17)
Put options purchased	638	41	364	34	24	274	7
• of which U.S. dollar	556	39	301	32	24	255	7
Put options written	105	(1)	37	(1)	—	68	(1)
Call options purchased	94	2	37	1	—	57	1
• of which U.S. dollar	29	—	—	—	—	29	—
Call options written	756	(5)	364	(2)	(1)	392	(3)
• of which U.S. dollar	617	(3)	301	(1)	6	316	(1)

Total	5,713	162	1,637	100	87	4,074	61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

c) Currency and interest rate derivatives used to manage financial risk exposures

Some of the Group’s financing activities, such as U.S. commercial paper issues and the cash pooling arrangements for foreign subsidiaries outside the euro zone, expose certain entities (in particular the sanofi-aventis parent company) to financial foreign exchange risk (i.e. the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower). The net foreign exchange exposure for each currency and entity is hedged by firm financial instruments (usually currency swaps). The tables below show instruments of this type:

	December 31, 2006			December 31, 2005			December 31, 2004
(€ million)	Notional amount	Fair value	Expiry	Notional amount	Fair value	Expiry	Notional amount	Fair value	Expiry
Forward currency purchases	5,708	—	—	4,763	24	—	4,302	(71)	—
• of which U.S. dollar	4,984	2	2007	4,071	18	2006	3,533	(66)	2005
• of which Mexican peso	197	(1)	2007	130	(1)	2006	—	—	—
• of which Swiss franc	155	(1)	2007	85	—	2006	—	—	—
• of which Pound sterling	146	—	2007	170	—	2006	—	—	—
Forward currency sales	1,470	44		1,032	211		2,052	315	—
• of which U.S. dollar	1,032	44	2007	885	211	2006	1,744	316	2005 & 2007
• of which Hungarian forint	176	(1)	2007	42	—	2006	—	—	—

Total	7,178	44		5,795	235		6,354	244

The Group’s interest rate risk exposure arises from the fact that most of its debt is floating-rate (credit facilities, commercial paper and floating-rate notes), predominantly in euros. To limit risk and optimize the cost of its short-term and medium-term debt, sanofi-aventis uses interest rate swaps, cross-currency swaps, and interest rate options (purchases of caps, or combined purchases of caps and sales of floors). The table below shows instruments of this type held at December 31, 2006:

(€ million)	Average rate		Notional amounts by expiry date as of December 31, 2006			Fair value	Of which derivatives designated as fair value hedges		Of which derivatives designated as cash flow hedges
			2007	2012	Total		Notional amount	Fair value	Notional amount	Fair value	of which recognized in equity
Interest rate swap, pay fixed rate (€)	3.11%		—	1,000	1,000	42	—	—	1,000	42	42
Purchases of caps (€)	4.00%		250	—	250	—	—	—	250	—	—
Collars (€)	(3.68%-4.00%	)	500	—	500	—	—	—	200	—	—
Cross currency swaps
- pay € at 3-month Euribor, receive CHF at 1.98%			65	—	65	(2)	—	—	—	—	—

Total			815	1,000	1,815	40	—	—	1,450	42	42

For an analysis of the effect of financial instruments on the structure of the Group’s debt, and of the Group’s sensitivity to interest rates, see Note D.17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

The portfolio of interest rate derivative instruments at December 31, 2005 was as follows:

(€ million)	Average rate		Notional amounts by expiry date as of December 31, 2005				Fair value	Of which derivatives designated as fair value hedges		Of which derivatives designated as cash flow hedges
			2006	2007	2012	Total		Notional amount	Fair value	Notional amount	Fair value	of which recognized in equity
Interest rate swaps, receive fixed rate (€)	3.49%		1,250	—	—	1,250	29	640	19	—	—	—
Interest rate swap, pay fixed rate (€)	2.90%		2,000	—	1,000	3,000	5	—	—	2,000	5	5
Purchases of caps (€)	3.45%		1,500	250	—	1,750	—	—	—	1,500	—	—
Sales of caps (€)	4.33%		500	—	—	500	—	—	—	—	—	—
Collars (€)	(2.31%-3.07%	)	2,000	—	—	2,000	—	—	—	1,750	—	—
Cross currency swaps
- receive CHF at 1-month Libor, pay € at 3-month Euribor			52	—	—	52	—	—	—	—	—	—
- pay € at 3-month Euribor, receive CHF at 1.98%			—	64	—	64	(1)	—	—	—	—	—

Total			7,302	314	1,000	8,616	33	640	19	5,250	5	5

The portfolio of interest rate derivative instruments at December 31, 2004 was as follows:

(€ million)	Average rate		Notional amounts by expiry date as of December 31, 2004				Fair value	Of which derivatives designated as fair value hedges		Of which derivatives designated as cash flow hedges
			2005	2006	2007	Total		Notional amount	Fair value	Notional amount	Fair value	of which recognized directly in equity
Interest rate swaps, receive fixed rate (€)	3.50%		4	1,250	—	1,254	42	1,254	42	—	—	—
Interest rate swap, pay fixed rate (€)	2.50%		750	2,000	—	2,750	(4)	—	—	2,750	(4)	(4)
Interest rate swaps, floating/floating rate
€ average positive margin of:	32	bp	500	400	—	900	2	—	—	—	—	—
€ average positive margin of:	53	bp	—	1,047	—	1,047	—	—	—	—	—	—
Purchases of caps (€)	3.73%		—	1,602	250	1,852	3	—	—	1,750	3	(1)
Purchases of caps ($)	4.50%		—	367	—	367	—	—	—	—	—	—
Sales of caps (€)	4.33%		—	500	—	500	—	—	—	—	—	—
Collars (€)	(2.26%-3.03%)		500	2,000	—	2,500	(2)	—	—	2,250	(2)	—
Cross currency swaps
- EUR/USD 5.56% / 6.25%			220	—	—	220	(127)	—	—	—	—	—
- Pay € at 3-month Euribor, receive CHF at 1.98%			—	—	65	65	2	—	—	—	—	—

Total			1,974	9,166	315	11,455	(84)	1,254	42	6,750	(3)	(5)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

D.20.2. Equity derivatives

a) Rhodia equity swap

On May 2, 2003, Aventis entered into an equity swap contract with Crédit Lyonnais. This transaction was treated as an over-the-counter derivative instrument, and the unrealized loss of €54 million arising on the swap as of December 31, 2005 was recognized in the income statement for the year then ended. In early April 2006, the swap contract was closed out, generating a gain of €6 million in the year ended December 31, 2006 and a cumulative loss of €48 million.

b) Contingent CSL consideration

Aventis sold Aventis Behring to the Australian company CSL Ltd on March 31, 2004. The sale price included additional payments contingent upon the performance of CSL shares. Sanofi-aventis was entitled to receive $125 million if the CSL share price (calculated on the basis of an average price weighted for trading volumes) was greater than AUD 28 during a period from October 1, 2007 through March 31, 2008. Sanofi-aventis was entitled to receive a further $125 million if the CSL share price (calculated on the same basis and over the same period) was greater than AUD 35. CSL Ltd could opt to settle these amounts in shares. At December 31, 2006, based on a CSL share price of AUD 65.37, the fair value of this instrument was $214 million (against $137 million at December 31, 2005).

A new agreement between sanofi-aventis and CSL Ltd was signed with effect from January 31, 2007 under the terms of which it was agreed that CSL Ltd would pay the contingent consideration of $250 million in advance, rather than on the original contractually agreed date at end March 2008. Sanofi-aventis received payment of this amount on February 5, 2007.

D.21. Contractual obligations and other commercial commitments

The Group’s contractual obligations and other commercial commitments are as follows:

	Payments due by period
December 31, 2006 (€ million)	Total	Under 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
• Finance lease obligations (including interest)	38	5	10	10	13
• Operating lease obligations	1,462	270	426	229	537
• Irrevocable purchase obligations:
- given	2,324	1,586	296	80	362
- received	(133)	(60)	(62)	(7)	(4)
• Guarantees:
- given	385	300	18	18	49
- received	(215)	(131)	(15)	—	(69)
• Property, plant and equipment pledged as security for liabilities	10	1	—	—	9
• Other commercial commitments	1,513	53	115	150	1,195

Total: Other commitments	5,384	2,024	788	480	2,092

Debt	7,502	2,641	2,139	1,680	1,042
- principal	6,873	2,425	1,884	1,533	1,031
- interest	629	216	255	147	11
Undrawn confirmed credit facilities (1)	(13,100)	(1,088)	(5,011)	(5,500)	(1,501)

(1)	These amounts include commitments received by some operational subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Leases

Finance leases

Future minimum lease payments due under finance leases as of December 31, 2006 totaled €38 million (December 31, 2005: €45 million), including interest of €5 million (December 31, 2005: €6 million). The payment schedule is as follows:

(€ million)	Interest	Principal	Total
2007	1	4	5
2008	1	4	5
2009	1	4	5
2010	1	3	4
2011	–	6	6
2012 and later	1	12	13

Total	5	33	38

Operating leases

Sanofi-aventis leases certain of its properties and equipment used in the ordinary course of business under operating leases. Future minimum lease payments due under non-cancelable operating leases as of December 31, 2006 amounted to €1,462 million, against €1,032 million at December 31, 2005. The payment schedule is as follows:

(€ million)	December 31, 2006
2007	270
2008	244
2009	182
2010	125
2011	104
2012 and later	537

Total	1,462

Rental expense recognized amounted to €322 million in the year ended December 31, 2006, against €263 million in the year ended December 31, 2005 and €158 million in the year ended December 31, 2004.

Irrevocable purchase commitments

These mainly comprise irrevocable commitments (net of payments on account) to suppliers of property, plant and equipment, and irrevocable commitments to purchase goods and services.

Commercial commitments

This includes commitments to third parties under collaboration agreements. In pursuance of its strategy, sanofi-aventis acquires technologies and rights to products. Such acquisitions may be made in various contractual forms: acquisitions of shares, loans, license agreements, joint development and co-marketing. These contracts usually involve upfront payments on signature of the agreement, and development milestone payments. Some of these complex agreements include undertakings to finance research programs in future years, and payments contingent upon completion of development milestones by our alliance partners, or upon the granting of approvals or licenses, or upon the attainment of sales targets once a product is on the market.

The main collaborative agreements in the Pharmaceuticals segment are described below.

•

On July 3, 2006, sanofi-aventis signed an agreement with Taiho Pharmaceutical Co., Ltd. (Taiho) on the development and marketing of the oral anticancer agent S-1, a proprietary product from Taiho. S-1 has been marketed in Japan since 1999, and is currently in phase III in Europe, the United States and some other countries. Under the contract, milestone payments are payable at different stages of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

development and marketing of S-1, and a royalty is payable on sales of the product. Outstanding milestone payments under the contract (contingent upon the granting of approval for indications and attainment of sales targets) amount to a total of $295 million.

•

Agreement with Regeneron: In January 2005, sanofi-aventis reaffirmed its commitment to develop the Vascular Endothelial Growth Factor (VEGF) Trap program in oncology, in collaboration with Regeneron Pharmaceuticals Inc. The companies will evaluate the VEGF Trap in a variety of cancer types. At end December 2005, the collaboration with Regeneron on the VEGF Trap program was extended to Japan. The treatment of ocular pathologies was excluded from the scope of the collaboration agreement.

Development milestone payments and royalties on VEGF Trap sales are payable under the contract. Total milestone payments could reach $400 million if all indications specified in the contract obtain approval in the United States, Europe and Japan. Sanofi-aventis will pay 100% of the development costs of the VEGF Trap. Once a VEGF Trap product starts to be marketed, Regeneron will repay 50% of the development costs (originally paid by sanofi-aventis) in accordance with a formula based on Regeneron’s share of the profits, including royalties received in Japan.

•

Collaboration agreement with Cephalon, signed in 2001. This agreement covers the discovery and development of innovative small compounds able to inhibit angiogenesis, in the field of oncology. Payments relating to the product under development could reach $21 million.

•

Collaboration agreement with IDM signed in 2001. Under this agreement, IDM granted sanofi-aventis 20 development options on current and future research and development programs. For each option that leads to a commercially marketed product, IDM could receive between €17 million and €32 million depending on the potential of the market, plus reimbursement of the development costs. Contractually, sanofi-aventis may suspend the development program for each option exercised at any time and without penalty. As of December 31, 2006, sanofi-aventis had exercised only one option, relating to a program for the treatment of melanoma.

Because of the uncertain nature of development work, it is impossible to predict (i) whether sanofi-aventis will exercise further options for products, or (ii) whether the expected milestones will be achieved, or (iii) the number of compounds that will reach the relevant milestones. It is therefore impossible to estimate the maximum aggregate amount that sanofi-aventis will actually pay in the future under existing collaboration agreements.

Given the nature of its business, it is highly unlikely that sanofi-aventis will exercise all options for all products or that all milestones will be achieved.

•

Collaboration agreement with Zealand Pharma, signed in June 2003: Under this agreement, sanofi-aventis obtained rights relating to the development and worldwide marketing of ZP10, an agent used in the treatment of type 2 diabetes. Under the agreement, sanofi-aventis is responsible for the development of this compound and could, if marketing approvals are obtained, be required to pay Zealand Pharma a total of €75 million.

•

Various other collaboration agreements with partners including Ajinomoto, Immunogen, Coley, Novexel, Wayne State University and Innogenetics & Inserm, under which sanofi-aventis may be required to make total contingent payments of approximately $114 million over the next 5 years.

•

Co-promotion agreement with UCB, signed in September 2006: Under this agreement, sanofi-aventis will co-promote Xyzal® in the United States jointly with UCB. Xyzal® is a prescription antihistamine. The agreement requires payments to be made on attainment of development and marketing milestones, based on regulatory approvals and sales targets. Total milestone payments could reach $155 million. The agreement also specifies how profits are to be split between sanofi-aventis and UCB.

The main collaborative agreements in the Vaccines segment are described below.

•

License agreement between sanofi pasteur and Becton Dickinson, signed in October 2005, for the development of a vaccine microinjection system. The agreement requires sanofi-aventis to pay for exclusivity rights, and to make milestone payments that could reach $30 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

•

Sanofi pasteur has entered into a number of other collaboration agreements with partners including Emergent, Agensys, Crucell, Intercell and Vactech, under which sanofi pasteur may be required to make total contingent payments of around €66 million over the next 5 years.

Sanofi pasteur has contracted the following agreements to accelerate the development of influenza vaccines in anticipation of a possible pandemic:

•

Agreement between sanofi pasteur and the U.S. government, signed in November 2006, for the production of a new type of pre-pandemic vaccine against the H5N1 strain of avian influenza, under which sanofi pasteur will receive $118 million for delivery of the vaccine. A similar contract worth $150 million was signed in 2005; deliveries under this contract were made during 2006. Sanofi pasteur has initiated similar projects in Europe and the rest of the world.

•

Agreement between sanofi pasteur and the U.S. government, signed in April 2005, to speed the production process for new cell-culture pandemic influenza vaccines and design a production facility for cell-culture vaccines. The total amount payable to sanofi pasteur under the agreement is $97 million, of which $20 million was received in 2006.

Commercial commitments relating to the acquisition of commercial rights:

•

On July 5, 2005, sanofi-aventis Japan acquired all the commercial rights to Plavix® (clopidogrel) from Daiichi Pharmaceuticals Co. Ltd. (Daiichi) and a partnership jointly held by Daiichi and sanofi-aventis. The Japanese launch of Plavix® began in May 2006, and consequently the majority of the contractual milestone payments were made in 2006. There is one remaining future milestone payment under this contract, which is contingent on approval for an indication.

Commercial commitments related to divestments:

•

Following the divestment of the Notre Dame de Bondeville site, effective September 1, 2004, a contract was signed with the purchaser guaranteeing continuity of production of mature sanofi-aventis products at the site for a period of five years.

Guarantees given

These comprise surety bonds, totaling €385 million at December 31, 2006, €243 million at December 31, 2005 and €275 million at December 31, 2004.

Guarantees received

These mainly comprise surety bonds.

D.22. Legal and Arbitral Proceedings

Sanofi-aventis and its subsidiaries and affiliates may be involved in litigation, arbitration or other legal proceedings. These proceedings typically are related to product liability claims, proceedings relating to intellectual property rights (particularly claims by generic product manufacturers seeking to limit the patent protection of sanofi-aventis products), compliance and trade practices, and claims under warranties or indemnification arrangements relating to business divestitures. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in Note B.12, Provisions for risks.

Most of these claims involve highly complex issues, actual damages and other matters. Often these issues are subject to substantial uncertainties, and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a majority of these claims, we are unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, we have disclosed information with respect to the nature of the contingency. We have not accrued a reserve for the potential outcome of these cases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

In the cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed, we have indicated our losses or the amount of provision accrued that is the estimate of the probable loss.

In a limited number of ongoing cases, while we are able to make a reasonable estimate of the expected loss or range of possible loss and have accrued a provision for such loss, we believe that publication of this information on a case-by-case basis or by class would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in those cases, we have disclosed information with respect to the nature of the contingency but have not disclosed our estimate of the range of potential loss, in accordance with paragraph 92 of IAS 37.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. Our assessments are based on estimates and assumptions that have been deemed reasonable by management. We believe that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and involved in estimating contingent liabilities, we could in the future incur judgments that could have a material adverse effect on our results of operations in any particular period.

Long term provisions other than provisions for pensions and other long-term benefits and restructuring provisions are disclosed in Note D.18.3, Other provisions.

•

“Provisions for product liability risks, litigation and other” amount to €1,168 million in 2006. These provisions are mainly related to product liabilities, government investigations, competition law, regulatory claims, contingencies that have arisen from business divestitures other than environmental matters and other claims.

•	“Provisions for environmental risks and remediation” amount to €528 million in 2006, the majority of which are related to contingencies that have arisen from business divestitures.

When a legal claim involves a challenge to the patent protection of a pharmaceutical product, the principal risk to sanofi-aventis is that the sales of the product might decline following the introduction of a competing generic product in the relevant market. In cases where the product right has been capitalized as an asset on the balance sheet (i.e., assets acquired through a separate acquisition or through a business combination (see Note B.4, Intangible Assets)), such a decline in sales could negatively affect the value of the intangible asset. In those cases, the Company performs impairment tests in accordance with the principles disclosed in Note B.6, Impairment of property plant and equipment and intangibles, based upon the best available information and, where appropriate, records an impairment loss to reduce the carrying amount of the related intangible asset to its estimated fair value. The amounts of such impairments are disclosed in Note D.5, Impairment of property, plant and equipment and intangibles.

The principal ongoing legal and arbitral proceedings are described below.

a) Products

•  Sabril® Litigation (anti-epilepsy)

Aventis Pharma Ltd, UK, faces group litigation consisting of 179 active claimants in the United Kingdom relating to the anti-epilepsy drug Sabril®. The action alleges that patients have suffered irreversible visual field constriction as a result of taking Sabril®. Approximately 130 claimants have alleged damages amounting in the aggregate to approximately UK£ 47.5 million plus interest for these injuries. The remaining claimants have not yet submitted claims for specified damages. Trial of lead cases is currently scheduled for October 2007.

•  Sanofi pasteur Hepatitis B Vaccine Litigation

More than 160 lawsuits have been filed in various French civil courts against sanofi pasteur S.A. or Sanofi Pasteur MSD, two French subsidiaries of sanofi-aventis, in which the plaintiffs allege that they suffer from a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

variety of neurological disorders and autoimmune diseases, including multiple sclerosis or Guillain-Barré syndrome as a result of receiving the hepatitis B vaccine. More than 30 judgments in France have rejected claims alleging a causal link between the hepatitis B vaccine and the claimants’ alleged injuries, and to date no final decision has held group entities liable.

•  Sanofi pasteur Thimerosal Litigation

Since early 2001, sanofi pasteur has been a defendant in lawsuits filed in several federal and state courts in the U.S. alleging that serious personal injuries resulted from the presence of mercury in the preservative thimerosal, trace amounts of which are contained in vaccines manufactured by sanofi pasteur. Currently, there are 287 such cases pending. Several of the cases seek certification to proceed as class actions.

Sanofi pasteur believes that under U.S. law all of these claims must first be filed in the U.S. Court of Federal Claims to determine whether the claim qualifies for compensation by the National Vaccine Injury Compensation Program (VICP) before the claimants may bring direct actions against the company. The U. S. Court of Federal Claims has established a process designed to facilitate the handling of the thimerosal claims within the VICP. The process involves a committee of petitioner’s representatives, and representatives of the U.S. Department of Justice who represent the government in the VICP. The first phase of the process calls for a determination of general causation, and the court has set June 11, 2007 as the tentative date for hearings on the issue of whether vaccines containing thimerosal can cause autism or other disorders.

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

•  Sanofi pasteur Blood Products Litigation

Sanofi pasteur S.A. faces civil claims in Argentina, France, Iraq and the United States on behalf of several hundred individuals with hemophilia, alleging that they became infected with the Human Immunodeficiency Virus (HIV) or hepatitis C virus (HCV) as a result of the administration of non-heat-treated anti-hemophilic factor (AHF) manufactured in France in the early 1980s by a predecessor company.

•  Other Blood Products Litigation

On June 2, 2003 a purported worldwide class action was filed against current and former Group affiliates Armour Pharmaceutical Company, Aventis Behring and Aventis Inc. and against three other U.S. plasma fractionators, on behalf of a purported class of foreign and national plaintiffs alleging infection with HIV and/or hepatitis C from 1978-1990. This action is pending before the U.S. District Court for the Northern District of Illinois. 93 additional individual and class action complaints have been filed in various jurisdictions, but have all been successfully removed to the Northern District of Illinois. In the aggregate, the various plaintiffs’ counsel represent approximately 3,000 putative class members. On March 3, 2005, the U.S. District Court for the Northern District of Illinois denied plaintiffs’ requests to certify class actions with respect to the cases before it. However, to the extent plaintiffs chose to proceed with individual claims, most of the approximately 3,000 plaintiffs’ cases are expected to remain before the U.S. District Court for the Nothern District of Illinois because of shared questions of fact.

In June 2005, defendants filed a motion to dismiss claims brought by UK plaintiffs arguing that the United States is not the proper forum. On January 5, 2006, the U.S. District Court granted the defendants’ motion in the lead case, dismissing certain UK plaintiffs and indicating that the decision would apply to some 300 additional UK plaintiffs. Plaintiffs have appealed this decision and oral argument was heard on September 13, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

In November 2002, Canadian authorities filed criminal charges against Armour Pharmaceutical Company and a former Armour employee alleging that Armour distributed AHF infected with HIV. A trial in this case began in February 2006.

•  Stilnox® (zolpidem) Product Litigation

Since March 2006, a lawsuit seeking class action treatment has been filed with the U.S. District Court for the Southern District of New York naming sanofi-aventis’ U.S. subsidiary Sanofi-Synthélabo Inc. as defendant and seeking unspecified damages for harm allegedly caused by claimed product side effects. The proposed class action lawsuit seeks to represent persons using Ambien® nationwide since 2000 and who claim injuries as a result of that use. Three of the four putative class representatives withdrew as class representatives and voluntarily dismissed their claims.

•  Agreal Product Litigation

The group faces civil, criminal or administrative claims chiefly in Spain from people alleging that the menopause treatment Agreal® (veralipride) has caused a range of neurological and psychological harm. A first test case combining a number of civil claims was tried in 2006 in Spain, resulting in dismissal of most of the test claims and holding the company responsible for 3 of them for an aggregate award of €18 000. This decision has been appealed.

b) Patents

•  Plavix® Patent Litigation

United States. In February 2002, sanofi-aventis learned that Apotex, a Canadian generic drug manufacturer, had filed an Abbreviated New Drug Application, or ANDA(1), with the FDA challenging two of its U.S. patents relating to Plavix®. The challenged patents include U.S. Patent No. 4,847,265 (the “‘265 patent”), expiring in 2011, which discloses and claims the compound clopidogrel bisulfate, the active ingredient in Plavix®.

On March 21, 2002, sanofi-aventis, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership (or “BMS Sanofi Holding”, sanofi-aventis’ partnership with Bristol-Myers Squibb) filed suit in the U.S. District Court for the Southern District of New York against Apotex Inc. and Apotex Corp. (Apotex) for the infringement of U.S. patent rights relating to Plavix®. Apotex has asserted antitrust counterclaims. The lawsuit is captioned Sanofi-Aventis, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Apotex Inc. and Apotex Corp., 02-CV-2255 (SHS).

In April 2002, sanofi-aventis learned of a similar ANDA filing by Dr. Reddy’s Laboratories, an Indian generic drug manufacturer. On May 14, 2002, sanofi-aventis, Sanofi-Synthélabo Inc. and BMS Sanofi Holding filed suit in the U.S. District Court for the Southern District of New York against Dr. Reddy’s Laboratories for infringement of these same patent rights. That lawsuit is captioned Sanofi-Aventis, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Dr. Reddy’s Laboratories, LTD, and Dr. Reddy’s Laboratories, Inc., 02-CV-3672 (SHS).

In August 2004, sanofi-aventis was notified that Teva, an Israeli generic drug manufacturer, had amended an earlier filed ANDA and was challenging the validity of the ‘265 patent. On September 23, 2004, sanofi-aventis, Sanofi-Synthélabo Inc. and BMS Sanofi Holding filed suit in the U.S. District Court for the Southern District of New York against Teva for infringement of the ‘265 patent, and in a stipulation approved by the U.S. District Court for the Southern District of New York on April 15, 2005, all parties to the patent infringement litigation against Teva agreed that the Teva litigation will be stayed, pending resolution of the Apotex and Dr. Reddy litigation, and that the parties to the Teva litigation will be bound by the outcome of the litigation in the District Court against Apotex or Dr. Reddy.

If any of the challenges to the ‘265 patent were successful, one or more of the generic drug manufacturers would have the right (to the extent FDA approval has been obtained) to produce a generic clopidogrel product

(1)	Refer to the end of this chapter for a definition of “ANDA”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

and market it in the United States in competition with sanofi-aventis and its alliance partner, BMS. On January 24, 2006, sanofi-aventis learned that the FDA had granted final approval to the Apotex ANDA. This FDA approval did not resolve the outstanding patent claims.

On March 21, 2006, sanofi-aventis and BMS announced that they had reached an agreement subject to certain conditions with Apotex Inc. and Apotex Corp. (Apotex) to settle the patent infringement lawsuit pending between the parties. Under the terms of the settlement as initially proposed, sanofi-aventis was to grant Apotex a royalty-bearing license under the ‘265 patent to manufacture and sell its FDA-approved clopidogrel bisulfate product in the United States, and Apotex was to agree not to sell a clopidogrel product in the United States until the effective date of the license. The license was to be effective on September 17, 2011, with the possibility of an effective date earlier in 2011 if sanofi-aventis did not receive an extension of exclusivity for pediatric use under the ‘265 patent. If a third party obtained a final decision that the ‘265 patent is invalid or unenforceable, under certain circumstances, the license to Apotex was to become effective earlier. The agreement included other provisions and was subject to conditions, including antitrust review and clearance by the Federal Trade Commission (FTC) and state attorneys general.

On June 25, 2006 sanofi-aventis, BMS and Apotex announced that, in response to concerns raised by the FTC and state attorneys general to the settlement as initially proposed, the companies had entered into a revised agreement. Among other revisions, under the terms of the modified agreement, Apotex’s license to manufacture and sell its FDA approved clopidogrel bisulfate product in the United States was to be effective on June 1, 2011, rather than September 17, 2011.

On July 28, 2006, sanofi-aventis learned that the revised agreement had failed to receive required antitrust clearance from the state attorneys general. On August 8, 2006, Apotex announced the launch at risk of its generic product in the United States. On August 31, 2006, the U.S. District Court for the Southern District of New York granted sanofi-aventis’motion for a preliminary injunction ordering Apotex to halt its sales of a generic version of clopidogrel bisulfate product that competes with Plavix® until the pending patent infringement lawsuit is resolved. The Court, however, did not order Apotex to recall products already shipped, leaving a significant volume of generic stock in the U.S. distribution channels.

Apotex sought a stay of the preliminary injunction pending its appeal to the U.S. Court of Appeals for the Federal Circuit. On September 15, 2006, the Court of Appeals declined to issue a stay and on December 8, 2006 the Court of Appeals issued an opinion upholding the August 31, 2006 decision of U.S. District Court for the Southern District of New York ordering the preliminary injunction.

As part of its preliminary injunction order, the U.S. District Court ordered sanofi-aventis and BMS to post a bond in the amount of $400 million to provide security to Apotex should the Court conclude at the end of the patent litigation that the injunction was wrongly imposed. Sanofi-aventis and BMS have each posted a bond for half of this amount. On January 2, 2007 Apotex filed a motion seeking to increase the bond amount to $2 billion. The Court has not yet decided Apotex’s motion.

Trial on the merits of the litigation between sanofi-aventis, BMS and Apotex commenced January 22, 2007.

In September 2002 and in January 2003, sanofi-aventis obtained two additional U.S. patents: U.S. Patent No. 6,504,030 and U.S. Patent No. 6,429,210, related to a second crystalline form of clopidogrel known as “form 2”.

In August 2004, sanofi-aventis learned that Watson Laboratories Inc., a U.S. generic company, filed an ANDA with the FDA challenging the validity of the form 2 patents and alleging non-infringement of U.S. Patent No. 6,504,030. On October 7, 2004, sanofi-aventis, Sanofi-Synthélabo Inc. and BMS Sanofi Holding filed suit in the U.S. District Court for New Jersey against Watson Laboratories for infringement of this U.S. patent. Watson has asserted counterclaims of invalidity and non-infringement with respect to U.S. Patent Nos. 6,504,030 and 6,429,210,. On January 20, 2006, at the request of all parties to the Watson litigation the judge ordered that this litigation be stayed, pending resolution of the Apotex litigation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Since the second quarter of 2005 each of Cobalt, Ivax, Mylan, Roxane Laboratories and Sandoz notified sanofi-aventis that it had filed an ANDA with the FDA with regard to purported generic versions of form 1 of clopidogrel in the United States. Only the Cobalt ANDA contains a paragraph IV certification contesting the ‘265 patent claiming form 1. In each case, these companies’ respective ANDAs claim the purported form 1 generics do not infringe patents related to form 2. Sanofi-aventis has filed suit against Cobalt for infringement of the ‘265 patent, and a stipulation similar to that signed with Teva (discussed above) was approved by the Court on October 28, 2005. Because none of Ivax, Mylan, Roxane or Sandoz have notified sanofi-aventis of paragraph IV certifications(1) against the ‘265 patent in their respective ANDAs, sanofi-aventis has not filed suit against any of them for infringement of that patent. Additionally, based on information currently known to it, sanofi-aventis is not aware of any basis at the present time to assert the form 2 patents against Apotex, Dr. Reddy’s Laboratories, Teva, Cobalt, Ivax, Mylan, Roxane Laboratories or Sandoz with respect to their ANDA filings for purported form 1 generics.

It is not reasonably possible to estimate the impact of the Plavix® litigation on sanofi-aventis. However, a loss of market exclusivity of Plavix® and the subsequent development of generic competition would be material to sales of Plavix® and sanofi-aventis’ results of operations and cash flows, and could be material to sanofi-aventis’ financial condition and liquidity.

Sanofi-aventis is vigorously pursuing enforcement of its patent rights in Plavix®.

Korea. A number of companies have received marketing authorisations in Korea for generic forms of clopidogrel. In late August 2006, sanofi-aventis asserted the Korean patent for Plavix® (Korean Patent No. 103094) in patent infringement actions against Cham and other companies based on pre-marketing activities, seeking to prohibit its sales and marketing of a generic product in Korea. In December 2006, sanofi-aventis commenced another patent infringement action against Jin-Yang. In October 2006 Cham became the first to launch at risk in Korea. The patent infringement procedure remains pending. On June 28, 2006, in a nullity action filed by several companies against Korean Patent No. 103094, the Korean Intellectual Property Tribunal issued a decision holding that the patent’s claims were not patentable under Korean law and therefore the patent was issued in error. Sanofi-aventis believes its patent rights are valid, and filed an appeal of the decision of the IPT. The Korean Patent No. 103094 remains in force, pending a decision in the appeal.

Canada. In March 2003, sanofi-aventis learned that Apotex had filed an application with Canadian authorities for a marketing authorization for a proposed generic clopidogrel product, alleging that sanofi-aventis’s Canadian Patent No. 1,336,777 (the “‘777 patent”) for clopidogrel bisulfate was invalid and not infringed. The ‘777 patent is the Canadian counterpart to sanofi-aventis’ U.S. Patent No. 4,847,265 which is being asserted in the U.S. against Apotex, Dr. Reddy’s, Teva and Cobalt. On April 28, 2003, sanofi-aventis’ Canadian subsidiary and sanofi-aventis commenced an application for judicial review in the Federal Court of Canada and in March 2005 the Canadian Federal Court of Ottawa granted sanofi-aventis’ application for an order of prohibition against the Minister of Health and Apotex Inc. in relation to Apotex’s 2003 application in Canada for a marketing authorization for a generic version of clopidogrel bisulfate tablets. The Canadian Federal Court held that the asserted claims of the ‘777 patent are novel, not obvious and infringed. Apotex has appealed, and on December 22, 2006 the Canadian Federal Court of Appeals dismissed the Apotex appeal.

No further appeal to the Supreme Court of Canada has been filed by Apotex, however the time for filing a request for leave to appeal to the Supreme Court of Canada has not yet expired, and therefore a further appeal is possible.

In similar litigation relating to their respective Canadian applications for a proposed generic clopidogrel product, each of Novopharm and Cobalt have agreed with sanofi-aventis that they will be bound by the final outcome of the Apotex case described above.

(1)	Refer to the end of this chapter for a definition of “paragraph IV certification”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

•  Allegra® Patent Litigation

United States. In June 2001 Aventis Pharmaceuticals Inc. (API), a sanofi-aventis subsidiary, was notified that Barr Laboratories Inc. (Barr) filed an Abbreviated New Drug Application (ANDA) with the FDA seeking approval to market a generic version of Allegra® 60 mg capsules in the United States and challenging certain of API’s patents. In August 2001, API filed a patent infringement lawsuit against Barr in U.S. District Court claiming that marketing of Allegra® by Barr prior to the expiration of certain API patents would constitute infringement of those patents. API subsequently received similar ANDA notifications from Barr and six additional generic companies relating variously to Allegra® 30 mg, 60 mg and 180 mg tablets and Allegra®-D as well as notice of a Section 505(b)(2)(1) application by Dr. Reddy’s Pharmaceuticals. In each case, API has filed additional patent infringement lawsuits against the generic companies. These Allegra® patent infringement suits are pending in the U.S. District Court for New Jersey. There is no date currently set for trial.

On September 6, 2005, Barr and Teva announced that they were collaborating to launch a generic version of Allegra® despite the pending litigation. As a result sanofi-aventis submitted a motion for a preliminary injunction to halt Barr and Teva’s marketing of generic Allegra®, which the district court denied. On November 8, 2006 the Appeals Court affirmed the District Court’s denial of the preliminary injunction motion.

On November 14, 2006 a new patent covering a crystalline form of the active ingredient of Allegra® (fexofenadine hydrochloride) was granted and API brought suit against Teva and Barr for infringement of this patent in the U.S. District Court for the Eastern District of Texas. On November 15, 2006, Barr and Teva filed an action against API in the U.S. District Court for the District of New Jersey seeking a declaratory judgment that the patent subject to the Texas action is invalid, unenforceable or not infringed. On November 21, 2006, a new patent covering an additional crystalline form of the active ingredient of Allegra® (fexofenadine hydrochloride) was granted and API amended its action in the Eastern District of Texas to assert infringement of that second patent by Barr.

Israel. On January 22, 2006, sanofi-aventis filed a patent infringement lawsuit in Israel against Teva Pharmaceuticals relating to a crystalline form of the active ingredient of Allegra® (fexofenadine HCl). Sanofi-aventis is seeking a court order prohibiting Teva’s manufacture, export and marketing of fexofenadine HCl in infringement of sanofi-aventis’ Israeli patent rights.

•  Actonel® Patent Litigation

The Procter & Gamble Company and Merck & Co. Inc., acting separately, filed patent infringement litigation in 2004 against Teva Pharmaceuticals USA in the U.S. District Court for the District of Delaware in response to Teva’s application to market a generic version of Actonel® (risedronate sodium tablets) in the United States. Sanofi-aventis is not a party to either suit. Actonel® is marketed by the Alliance for Better Bone Health, an alliance between P&G Pharmaceuticals and API. On August 15, 2006, the action by Merck was dismissed with prejudice pursuant to stipulation. The action brought by Procter & Gamble was tried before a judge in November 2006; no judgment in that case has been entered yet.

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

(1)	Refer to the end of this chapter for a definition of “Section 505(b)(2) application”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

On June 15, 2005, the Court granted Amphastar’s motion for summary judgment of inequitable conduct. The District Court subsequently ruled that the ‘743 patent was substituted for the ‘618 patent in the proceedings and entered final judgment.

On August 1, 2005, API lodged an appeal of the District Court’s summary judgment ruling. On April 10, 2006, the Court of Appeals for the Federal Circuit reversed the prior decision of the U.S. District Court for the Central District of California. The case has been remanded to the District Court.

In July 2006, sanofi-aventis was notified that prior to trial on the other issues the District Court would first hold a separate trial on the issue of intent, an element of inequitable conduct which had been left outstanding in the favorable ruling of the Court of Appeals for the Federal Circuit. The trial on the intent issue was held in December 2006 and a ruling is awaited. In a ruling dated February 8, 2007, the District Court issued a decision against sanofi-aventis, holding the patent unenforceable on the grounds of inequitable conduct. Sanofi-aventis is evaluating further legal recourse.

In June 2006, sanofi-aventis was notified that Sandoz Inc. had submitted an Abbreviated New Drug Application (ANDA)(1) to the FDA containing a paragraph IV patent certification(1) relating to Lovenox®. Sanofi-aventis filed a patent infringement suit against Sandoz on August 4, 2006 in both California and New Jersey.

Canada. On February 25, 2005, Novopharm received a Notice of Compliance (NOC)(1) in Canada to market a purportedly generic form of Lovenox®. Aventis Pharma S.A. (France) and sanofi-aventis Canada, Inc’s predecessor, Aventis Pharma Inc. (Canada), both subsidiaries of sanofi-aventis, filed a patent infringement suit against Novopharm Limited in the Federal Court of Canada for infringement of Canadian patent number 2,045,433.

On April 1, 2005, Sanofi-aventis Canada, Inc’s predecessor, Aventis Pharma, Inc. (Canada) initiated a judicial review proceeding before the Federal Court of Canada against the Minister of Health, Attorney General of Canada and Novopharm Limited seeking to obtain an order quashing the Notice of Compliance issued to Novopharm. The government filed a motion to strike which was granted-in-part and denied-in-part. The court’s decision to grant part of the government’s motion was appealed. In 2006, the parties agreed to discontinue their suits without prejudice. Novopharm’s Drug Identification Numbers (DINS) for enoxaparin sodium product were cancelled on January 30, 2006 and Novopharm’s NOC was suspended as of May 16, 2006.

Italy. The company Opocrin has filed suit in Italy before the Tribunale di Milano (civil section) seeking a declaratory judgment of invalidity and of non-infringement with respect to the Italian patent covering Clexane®, which is the Italian counterpart to the U.S. patent number 5,389,618 (now RE 38,743). The suit remains pending. Previously, Biofer and Chemi had also filed the same type of suit in 2001. A ruling against these companies upholding the validity of the patent, within certain limitations, is being appealed.

•  Ramipril Canada Patent Litigation

As of today, five patents are listed under ramipril on the Patent Register in Canada. Six generic manufacturers have submitted Notices of Allegation(1) seeking marketing authorization and citing each listed patent. Before the Minister of Health can issue a Notice of Compliance (NOC)(1) to authorize marketing for a proposed generic product, the generic manufacturer must successfully address relevant patents in proceedings initiated by the innovator company in response to the Notices of Allegation under the Patented Medicines (Notice of Compliance) Regulations. Sanofi-aventis has initiated proceedings under the Regulations seeking to prevent the issuance of the NOCs. The status of the proceedings with each generic manufacturer is described below:

The Minister of Health has issued an NOC to Apotex, deciding in light of an unrelated November 2006 court ruling, that Apotex did not need to address two patents (‘387 and ‘549, known as the “HOPE Patents”) for

(1)	Refer to the end of this chapter for a definition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

which NOC proceedings were already pending. Although sanofi-aventis initially obtained a stay of this decision, on January 8, 2007, this stay was itself stayed by the Federal Court of Appeal pending Apotex’s appeal of the initial stay, which the Court heard on February 12, 2007. Sanofi-aventis has sought leave to appeal to the Supreme Court of Canada. Sanofi-aventis has also commenced two judicial review applications against the Minister of Health arising (i) from the Minister’s decision that Apotex need not address the HOPE patents and (ii) from the Minister’s decision to issue an NOC despite the pendency of a statutory stay prohibiting the issuance of an NOC. These proceedings are ongoing. Subsequent to Apotex’s launch of a generic ramipril in Canada, sanofi-aventis brought suit against Apotex in January 2007 before the Federal Court of Canada for infringement of the ‘206 patent.

In 2006 Pharmascience prevailed in Federal Court in respect of two patents (‘948 and ‘089) but was unsuccessful in respect of another patent (‘206). It is seeking leave to appeal the ruling on the ‘206 patent. In November 2006 it also filed a Notice of Allegation alleging non-infringement and invalidity of the HOPE patents, as well as a second Notice of Allegation alleging invalidity of the ‘206 patent. Sanofi-aventis has commenced proceedings under the Regulations in response to these Notices.

Novopharm has successfully obtained dismissal of a claim by sanofi-aventis that its product would violate the ‘206 patent. Sanofi-aventis’ appeal regarding the ‘206 patent was heard on January 9, 2007 and the Court reserved judgment. Novopharm has also served a motion to dismiss sanofi-aventis’ application for a prohibition order with respect to the ‘948 patent, the ‘089 patent and the HOPE patents. Its motion was dismissed on December 21, 2006, and it has appealed the dismissal. Novopharm has also commenced a judicial review application seeking to reverse a decision of the Minister that it is required to address the ‘948 and ‘089 patents. In addition, sanofi-aventis has commenced a Judicial Review proceeding in response to the Minister’s decision that Novopharm need not address the HOPE Patents.

Laboratoire Riva has served allegations with respect to the ‘206, ‘089 and ‘948 patents, in respect of which a hearing is scheduled in April 2007. It also served allegations with respect to the HOPE patents in December 2006 and sanofi-aventis commenced NOC proceedings to challenge those allegations under the Regulations in January 2007.

Furthermore, sanofi-aventis has commenced proceedings under the Regulations against Cobalt in relation to all five ramipril patents.

Finally, sanofi-aventis currently plans to file proceedings under the Regulations against Sandoz in response to Notices of Allegation Sandoz served on sanofi-aventis.

•  Eloxatine® European Patent Litigation

Concurrently with the expiration of the Eloxatine® data exclusivity rights in most of Europe in 2006, sanofi-aventis has been involved in patent litigation against a number of generic drug manufacturers and their suppliers. Patents related to Eloxatine® (oxaliplatin) are either owned by sanofi-aventis or licensed to it by Debiopharm S.A.; the patent claiming the chemical entity oxaliplatin in Europe has expired. In an action against Mayne Pharma Pty Ltd (Mayne) before the Patents Court in the United Kingdom concerning hypothetical oxaliplatin products that Mayne proposed to sell, the Patents Court ruled on May 19, 2006 that EP’454 patent and EP’331 patent were invalid and not infringed by Mayne’s proposed products. There is no appeal of this UK decision, and sanofi-aventis has learned that Mayne has commenced marketing of its lyophilized product in the United Kingdom.

In an action against the precious metals company Heraeus in Germany, the German court ruled on June 2, 2006, that Heraeus’ process for manufacturing oxaliplatin did not infringe the EP’454 patent. Sanofi-aventis appealed this decision, and on December 5, 2006, brought a second patent suit in Germany for infringement of the EP’438 patent. In December 2006, sanofi-aventis brought additional patent infringement suits in Germany against the pharmaceutical companies Medac and Mayne for their manufacture and sale, respectively, of oxaliplatin products.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

•  Ambien CR™ Patent Litigation

In 2006, sanofi-aventis was notified that each of Anchen, Abrika, Watson and Synthon had submitted an Abbreviated New Drug Application (ANDA)(1) to the FDA containing a paragraph IV patent certification(1) relating to Ambien CR™. On January 26, sanofi-aventis filed a suit for infringement of U.S. patent 6 514 531 against Watson in the U.S. District Court for the District of New Jersey. A similar patent infringement suit was filed against Synthon on February 5, 2007 in the U.S. District Court for the District of North Carolina. Sanofi-aventis has not brought suit against Anchen, which was the first to notify sanofi-aventis of its paragraph-IV ANDA, or against Abrika. In addition to its Orange-Book listed patent 6 514 531 expiring in 2019, Ambien CR™ benefits from an FDA marketing exclusivity in the United States expiring in March 2009.

•  Eligard® Patent Litigation

In November 2003, TAP (Takeda – Abbott Partnership) filed suit against Sanofi-Synthelabo Inc., a sanofi-aventis subsidiary, and Atrix (now part of the QLT group) in the Northern District of Illinois, alleging that the Eligard® products, which employ technology licensed from Atrix, infringe a TAP patent. The Court rejected sanofi-aventis’ and Atrix’s defenses of invalidity and inequitable conduct, and on January 20, 2006, entered a judgment in favor of TAP. On February 27, 2006, the U.S. District Court also granted an injunction enjoining sanofi-aventis, QLT, and their subsidiaries from promoting, manufacturing, selling and offering Eligard® for sale in the United States until the expiry of TAP’s patent on May 1, 2006. The Court of Appeals for the Federal Circuit subsequently stayed the injunction.

The defendants have appealed the District Court’s judgment of liability. The Federal Circuit heard oral argument on September 8, 2006. While an appeal of the District Court’s judgment of liability was pending before the Federal Circuit, all parties agreed to settle this litigation in an agreement signed on February 9, 2007, providing for a total payment of $157.5 million to TAP. Sanofi-aventis has agreed to contribute $45 million of this amount. This settlement must be authorized by the competent courts in order to take effect.

•  Nasacort® AQ

In March 2006, sanofi-aventis was notified that Barr Laboratories had submitted an ANDA to the FDA containing a paragraph IV patent certification relating to triamcinolone acetonide 55 microgram nasal spray (Nasacort® AQ). Further to this notification, Sanofi-aventis has filed a patent infringement lawsuit in the US District Court of Delaware against Barr Laboratories, Inc. regarding two Nasacort® AQ patents (U.S. Patent nos. 5,976,573 and 6,143,329). The US District Court of Delaware has set trial for May 2008.

•  OptiClik® Patent Litigation

On September 2, 2005, Novo Nordisk filed a Complaint in the U.S. District Court of Delaware against sanofi-aventis, Aventis Pharmaceuticals Inc. and Aventis Pharma Deutschland GmbH (collectively, “sanofi-aventis”) alleging infringement of Novo Nordisk’s U.S. Patent No. 6,582,408 in connection with the sanofi aventis Group’s OptiClik® pen device for use with Lantus® (insulin glargine [rDNA origin]) injection, a long-acting insulin for the treatment of type 1 and type 2 diabetes, and Apidra® (quick acting insulin). Novo Nordisk has not yet asserted a specific amount of damages. The litigation is currently in the discovery phase. A bench trial is scheduled for August 2007.

Glossary of Patent Terminology

A number of technical terms used above in Note D.22.b) are defined below for the convenience of the reader.

ANDA or Abbreviated New Drug Application (United States): An application by a drug manufacturer to receive authority from the U.S. FDA to market a generic version of another company’s approved product, by demonstrating that the purportedly generic version has the same properties (bioequivalence) as the original

(1)	Refer to the end of this chapter for a definition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

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

Paragraph III and Paragraph IV Certifications: ANDAs relating to approved products for which a patent has been listed in the FDA’s list of Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the “Orange Book”, must specify whether final FDA approval of the ANDA is sought only after expiration of the listed patent(s) (this is known as a paragraph III certification under the Hatch-Waxman Act) or whether final FDA approval is sought prior to expiration of one or more listed patents (a paragraph IV certification). ANDAs including a paragraph IV certification may be subject to the 30-Month Stay defined below.

Section 505(b)(2) application: A section 505(b)(2) application may be used to seek FDA approval for, among other things, combination products, different salts of listed drugs, products that do not demonstrate bioequivalence to a listed drug and over-the-counter versions of prescription drugs.

30-Month Stay (United States): If patent claims cover a product listed in the FDA’s list of Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the “Orange Book”, and are owned by or licensed to the manufacturer of the original version, the FDA is barred from granting a final approval to an ANDA during the 30 months following the patent challenge, unless, before the end of the 30 months, a court decision or settlement has determined either that the ANDA does not infringe the listed patent or that the listed patent is invalid and/or unenforceable. FDA approval of an ANDA after this 30 month period does not resolve outstanding patent disputes, which may continue to be litigated in the courts.

c) Government Investigations, Competition Law and Regulatory Claims

•  Government Investigations – Plavix® Settlement

Sanofi-aventis learned in late July 2006 that the Antitrust Division of the United States Department of Justice is conducting a criminal investigation regarding the proposed settlement described at “Patents – Plavix® Patent Litigation – United States”, above, and has received grand jury subpoenas seeking the production of documents. Sanofi-aventis is providing all information required in response to this investigation. It is not possible at this time reasonably to assess the outcome of the investigation or its impact on sanofi-aventis.

•  Government Investigations – Pricing and Marketing Practices

Private Label. The U.S. Attorney’s Office in Boston is conducting a civil and criminal investigation into whether sales by Aventis Pharmaceuticals Inc. (API) of certain products to a managed care organization for resale under that organization’s own label should have been included in the “best price” calculations that are used to compute the Medicaid rebates for API products. Medicaid is a public medical insurance program jointly financed by the U.S. state and federal governments. It is alleged that not including these sales in the calculation resulted in incorrect Medicaid rebates. API has responded to all requests for information in this matter.

Massachusetts Physician. The U.S. Attorney’s Office in Boston is also conducting a civil and criminal investigation with regard to interactions API had with a Massachusetts physician, and affiliated managed care

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

entities. In the course of that investigation one current and one former employee of API received letters from the government indicating they are targets of that investigation. Sanofi-aventis has responded to all subpoenas related to this investigation.

Managed Care Investigation. The U.S. Attorney’s Office in Boston is conducting an investigation related to managed care entities which includes allegations that API directly or indirectly made payments to customers or to those in a position to influence sales of API pharmaceuticals in order to obtain or keep drug business and to evade Medicaid best price reporting requirements. As part of the investigation the government served API with a subpoena investigating criminal federal health care violations related to health care benefit programs. The subpoena asked for documents related to API interactions with, and payments to, managed care customers, formulary placement, sales and marketing of specific products to those managed care customers, as well as contracts with wholesalers and distributors and payments to non-Aventis employees. Sanofi-aventis has responded to this subpoena.

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

Lovenox® Marketing. The U.S. Attorney’s Office in Chicago, Illinois has conducted a civil and criminal investigation with regard to Lovenox® sales and marketing practices from January 1, 1999 to the present. Without prejudice to its right to pursue any further investigation in the future, the government has declined to intervene in a Federal False Claims Act case related to the facts under investigation brought by two former employees, and that matter will proceed against the Company as civil litigation in Illinois federal court under federal and Illinois whistleblower statutes.

Average Wholesale Prices. Since July 2005, the Department of Justice has been reviewing the merits of an action under the False Claims Act filed by a private plaintiff on behalf of the U.S. federal government in 1995 in a U.S. federal court in Florida. This action alleges that the Average Wholesale Prices (AWP) of certain pharmaceutical products, which were used to set Medicare and Medicaid reimbursement levels, were improperly established and used by API, Aventis Behring, and Armour Pharmaceutical Company in the marketing of their products. Medicare is a federally-funded health insurance program, principally available to persons aged 65 and over. Medicaid is a public medical insurance program jointly financed by the U.S. state and federal governments. API and Aventis Behring also received subpoenas from the states of California and Texas with respect to such issues in 2000. API received a similar subpoena from the state of Massachusetts in April 2001.

•  Civil Suits – Pricing and Marketing Practices

AWP Class Actions. API is a defendant in several U.S. lawsuits seeking damages on behalf of multiple putative classes of individuals and entities that allegedly overpaid for certain pharmaceuticals as a result of the AWP pricing issue described under “Government Investigations – Pricing and Marketing Practices” above. Aventis Behring and Sanofi-Synthelabo, Inc. are also defendants in some of these cases. Cases filed in state and federal courts have been or are in the process of being consolidated in the U.S. District Court in Boston along with similar cases pending against other pharmaceutical companies. These suits allege violations of federal anti-racketeering (RICO) and state unfair trade, unfair competition, consumer protection and false claim statutes. Plaintiffs initially also sued Together Rx, the discount drug program in which API and several other pharmaceutical companies participate that is designed to provide needy senior citizens with lower cost pharmaceuticals. Plaintiffs alleged the Together Rx program violated federal antitrust laws and RICO, and constituted a conspiracy under civil laws.

In June 2005, following discovery, plaintiffs agreed to drop their claims against Together Rx and the member companies, and have filed an amended complaint reflecting this agreement.

By order entered on January 30, 2006, the court granted in part plaintiffs’ motion for class certification against five designated manufacturer defendants (not including API or Aventis Behring) in a ruling certifying a class action

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

of Medicare beneficiaries in approximately 41 states and class actions of Medicare beneficiaries’ insurers and of non-Medicare third-party payers and consumers geographically limited to Massachusetts. A similar motion for class certification against defendants including API and Aventis Behring was filed, briefed and argued.

AWP Public Entity Suits. U.S. subsidiaries of the Group together with several dozen other pharmaceutical companies are defendants in lawsuits brought starting in 2002 by the states of Alabama, Alaska, Arizona, California, Connecticut, Hawaii, Illinois, Kentucky, Mississippi, Montana, Nevada, New York, Pennsylvania and Wisconsin for AWP pricing issues described under “Government Investigations – Pricing and Marketing Practices” above. These suits allege violations of state unfair trade, consumer protection and false claims statutes, breach of contract, and Medicaid fraud. The Arizona, California, Illinois, Kentucky, Mississippi, Montana, Nevada and Pennsylvania cases are before the federal district court in Boston. All of the other state suits are pending before other federal courts or in the state courts in which they were filed.

API, Sanofi-Synthelabo Inc. and other pharmaceutical companies have also been sued by several individual New York State counties and the City of New York, in suits alleging similar violations of state laws concerning pricing and marketing practices.

§ 340B Suits. In July 2004 Central Alabama Comprehensive Healthcare Inc. filed suit in federal court against API, Aventis Behring, and seven other pharmaceutical companies alleging that the defendants had overcharged Public Health Service entities for their pharmaceutical products. The plaintiff seeks to represent a nationwide class of all such entities that purchase under the Public Health Service program. Plaintiffs’ base their complaint on a report of the U.S. Department of Health and Human Services’ Office of the Inspector General. Subsequent to a reissued Office of the Inspector General report with substantial revisions concerning the pharmaceutical industry, plaintiffs have withdrawn their suit without prejudice.

On August 18, 2005, the County of Santa Clara, California filed a similar suit against API and fourteen other pharmaceutical companies in the Superior Court of the State of California, County of Alameda. Plaintiff seeks to proceed on behalf of a California-wide class of similarly situated cities and counties in California. On September 15, 2005, the case was removed from Alameda Superior Court to the U.S. District Court. On July 28, 2006 the defendants were successful in dismissing plaintiffs complaint in its entirety, with prejudice, for failure to state a claim. The plaintiffs have appealed this ruling.

Pharmaceutical Industry Antitrust Litigation. Approximately 135 cases remain pending of the numerous complaints that were filed in the mid-1990’s by retail pharmacies in both federal and state court. These complaints shared the same basic allegations: that the defendant pharmaceutical manufacturers and wholesale distributors, including sanofi-aventis predecessor companies, violated the Sherman Act, the Robinson Patman Act, and various state antitrust and unfair competition laws by conspiring to deny all pharmacies, including chains and buying groups, discounts off the list prices of brand-name drugs. Shortly before a November 2004 trial in the U.S. District Court for the Eastern District of New York, sanofi-aventis and the remaining manufacturer defendants settled the Sherman Act claims of the majority of the remaining plaintiffs. These settlements did not dispose of the remaining plaintiffs’ Robinson Patman Act claims.

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

A lawsuit filed on behalf of a putative class of non-U.S. “direct purchasers” was dismissed by the District Court, which concluded that the non-U.S. plaintiffs were unable to sustain their case in the U.S. Courts. Review by the Court of Appeals for the District of Columbia and by the U.S. Supreme Court upheld the district Court’s conclusion that plaintiffs are unable to sustain their case in the U.S. Courts. Plaintiffs sought yet another review by the U.S. Supreme Court, which was refused in January 2006, ending the non-U.S. direct purchaser suit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

In February 2006, sanofi-aventis and API learned that they had been named together with several other companies in a complaint filed by the Attorney General of Mississippi on the grounds of state antitrust law.

Aventis Animal Nutrition and five of the other major settling defendants entered into a judgment-sharing agreement, pursuant to which they agreed to allocate any judgment at trial among themselves according to the actual sales made by each of them. Regarding the same matter, civil litigation against sanofi-aventis and some of its subsidiaries is pending in the U.K. claiming damages; similar litigation in Canada and Australia has been settled. Investigations by antitrust authorities are pending in Brazil. In connection with the sale of its animal nutrition business to CVC Capital Partners, sanofi-aventis retains liability arising out of these antitrust issues.

•  Methionine Antitrust Litigation

Sanofi-aventis has settled all direct purchaser civil claims brought in the U.S. against sanofi-aventis and its subsidiaries relating to methionine sales and has settled the majority of claims brought by indirect purchasers starting in 2002. Settlement negotiations are ongoing with most of the remaining U.S. indirect purchasers. In connection with the sale of its animal nutrition business to CVC Capital Partners, sanofi-aventis retains liability arising out of these antitrust issues.

•  European Commission Fines

Hoechst is currently appealing fines assessed against it by the European Commission in 2001 and 2002 with respect to arrangements alleged to have affected competition in the sorbates market (a fine of €99 million) and in the MCAA market (a fine of €74 million). Pursuant to the October 1999 demerger agreement between Hoechst and Celanese AG, Hoechst and Celanese will split the sorbate fine and any further costs and expenses from this matter in a ratio of 80/20 between them. Pending the results of the appeals, the Group has posted bonds with the European Commission and taken the corresponding reserves.

•  Cipro® Antitrust Litigation

Since August 2000, API has been a defendant in several related cases in U.S. state and federal courts alleging that API and certain other pharmaceutical manufacturers violated U.S. antitrust laws and various state laws by settling a patent dispute regarding the brand-name prescription drug Cipro® in a manner which allegedly delayed the arrival of generic competition. In March 2005, the U.S. District Court for the Eastern District of New York granted sanofi-aventis’ summary judgment motions, and issued a judgment in favor of sanofi-aventis and the other defendants in this litigation. Plaintiffs have appealed this decision.

•  Lovenox® Antitrust Litigation

Subsequent to the decision of the U.S. District Court for the Central District of California holding the patent rights in the Lovenox® patent litigation to be unenforceable (see “Patents-Lovenox® Litigation,” above), on August 4, 2005, the Steamfitters Industry Welfare Fund and additional plaintiffs claiming to represent a purported class of indirect purchasers of Lovenox® filed a complaint alleging that Aventis Pharma S.A. and API had engaged in a scheme to monopolize the market for Lovenox® in violation of the Sherman Act and state consumer protection statutes. Plaintiffs seek to represent a class of persons having purchased Lovenox® since June 2003 and assert claims for triple damages based on alleged excess profits. Defendants had reached an agreement with plaintiffs to stay the antitrust litigation pending the outcome of the appeal of the patent case. Further to the Federal Circuit decision on April 10, 2006 (see “Patents-Lovenox® Litigation,” above), defendants approached the plaintiffs about continuing the stay of the antitrust litigation while the underlying patent litigation remains active and await a response.

•  DDAVP® Antitrust Litigation

Subsequent to the decision of the U.S. District Court for the Southern District of New York in February 2005 holding the patent rights at issue in the DDAVP® tablet litigation to be unenforceable as a result of inequitable conduct, eight putative class actions have been filed claiming injury as a result of Ferring B.V. and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Aventis Pharmaceuticals Inc.’s alleged scheme to monopolize the market for DDAVP® tablets in violation of the Sherman Act and the antitrust and deceptive trade practices statutes of several states. On November 6, 2006, the District Court dismissed these claims for (i) failure to support the requisite finding of fraud, noting the difference between inequitable conduct and fraud, (ii) lack of standing, and (iii) absence of detailed allegations against API. Plaintiffs are seeking further recourse against the decision to dismiss.

•  Brazilian Antitrust Claims

On October 13, 2005, the Brazilian CADE (Conselho Administrativo de Defesa Economica) concluded that certain sales managers from 21 pharmaceutical companies (including representatives from sanofi-aventis, Aventis Behring Ltda., and Sanofi-Synthélabo) attended a sales meeting in 1999, during which they engaged in anti-competitive acts allegedly intended to prevent competition from certain generic products. As a result of the CADE’s ruling, which is being appealed, the named companies will be assessed fines.

•  Plavix® Antitrust Claim

On March 23, 2006, the U.S. retailer The Kroger Co. filed an antitrust complaint in the District Court for the Southern District of Ohio against sanofi-aventis, Bristol-Myers Squibb Co. and Apotex Corp alleging antitrust violations by the defendants in relation to their tentative (and now terminated) agreement to settle the U.S. Plavix® patent litigation (see “Plavix® Patent Litigation – United States,” above, for a description of the transaction). Seventeen other complaints have since been filed by direct and indirect purchasers of Plavix® on the same or similar grounds. Plaintiffs seek relief including injunctive relief and monetary damages. Defendants have moved to transfer the antitrust litigation from Ohio to the U.S. District Court for the Southern District of New York, where the patent litigation is pending or in the alternative to stay the antitrust litigation until after the conclusion of the trial of the patent case, which commenced on January 22, 2007.

•  Plavix® Consumer Fraud Claims

Sanofi-Synthelabo, Inc., sanofi-aventis U.S. and BMS are defendants in a putative class action filed in the U.S. District Court for the District of New Jersey for alleged violations, inter alia, of the New Jersey Consumer Fraud Act. The plaintiff claims that as a result of defendants’ conduct, it and other similarly situated entities were forced to provide prescription reimbursement benefits for Plavix®, which they assert has little excess benefit in some class of patients and has excessive risk in others. The proposed class action seeks unspecified statutory, compensatory, and punitive damages.

d) Other litigation and arbitration

•  Hoechst Shareholder Litigation

On December 21, 2004 the extraordinary General Meeting of sanofi-aventis’ German subsidiary Hoechst AG (now Hoechst GmbH) approved a resolution transferring the shares held by minority shareholders to sanofi-aventis for compensation of €56.50 per share. Certain minority shareholders filed claims contesting the validity of the resolution, preventing its registration with the commercial register of Frankfurt and entry into effect.

On July 12, 2005, this litigation was settled. As a consequence, the squeeze out has been registered in the commercial register making sanofi-aventis the sole shareholder of Hoechst AG.

According to the settlement agreement the cash compensation has been increased to €63.80 per share. The cash compensation was further increased by another €1.20 per share for those outstanding shareholders who inter alia waived in advance any increase of the cash compensation obtained through a judicial appraisal proceeding (Spruchverfahren) brought by former minority shareholders. Subsequently, a number of former minority shareholders of Hoechst initiated a judicial appraisal proceeding with the local Frankfurt court Landgericht Frankfurt am Main contesting the amount of the cash compensation paid in the squeeze out. The amount sought has not been specified. The proceedings are ongoing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

e) Contingencies Arising from Certain Business Divestitures

Sanofi-aventis and its subsidiaries, Hoechst and Aventis Agriculture, divested a variety of mostly chemical, including agro-chemical, businesses as well as certain health product businesses in previous years. As a result of these divestitures, the Group is subject to a number of ongoing contractual and legal obligations regarding the state of the sold businesses, their assets, and their liabilities.

•  Aventis Behring

The divestment of Aventis Behring and related protein therapies assets became effective on March 31, 2004. The purchase agreement contained customary representations and warranties running from sanofi-aventis as seller to CSL Limited as purchaser. Sanofi-aventis has indemnification obligations that generally expired on March 31, 2006 (the second anniversary of the Closing Date). However, some indemnification obligations having a longer duration, remain in effect, for example: indemnification obligations relating to the due organization, capital stock and ownership of Aventis Behring Companies runs through March 31, 2014, environmental indemnification through March 31, 2009, and product liability indemnification through March 31, 2019, subject to extension for claims related to types of product liability notified before such date. Furthermore, for tax related issues, sanofi-aventis indemnification obligation covers all taxable periods that end on or before the Closing Date and expires thirty days after the expiration of the applicable statute of limitations. In addition, the indemnification obligations relating to certain specified liabilities, including HIV liability, survive indefinitely.

Under the indemnification agreement, sanofi-aventis is generally obligated to indemnify, only to the extent indemnifiable, losses exceeding U.S.$10 million and up to a maximum aggregate amount of U.S.$300 million. For environmental claims, the indemnification due by sanofi-aventis equals 90% of the indemnifiable losses. Product liability claims are generally treated separately, and the aggregate indemnification is capped at U.S.$500 million. Certain indemnification obligations, including those related to HIV liability, as well as tax claims, are not capped in amount.

•  Aventis CropScience

The sale by Aventis Agriculture and Hoechst (both predecessor companies of sanofi-aventis) of their aggregate 76% participation in Aventis CropScience Holding (ACS) to Bayer and Bayer CropScience AG, the wholly owned subsidiary of Bayer which holds the ACS shares, was effective on June 3, 2002. The Stock Purchase Agreement dated October 2, 2001 contained customary representations and warranties with respect to the sold business as well as a number of indemnifications, in particular with respect to: environmental liabilities (the representations and warranties and the environmental indemnification are subject to a cap of €836 million, except for certain legal representations and warranties and specific environmental liabilities); taxes; certain legal proceedings; claims related to StarLink® corn; and certain pre-closing liabilities, in particular, product liability cases (which are subject to a cap of €418 million). There are various periods of limitation depending upon the nature or subject of the indemnification claim. Further, Bayer and Bayer CropScience are subject to a number of obligations regarding mitigation and cooperation.

Settlement Agreement: On December 9, 2005 Aventis Agriculture and Hoechst signed a settlement agreement with Bayer and Bayer CropScience AG. The settlement agreement terminates arbitration proceedings for an alleged breach of a financial statement-related representation contained in the Stock Purchase Agreement, which were initiated by Bayer CropScience AG in August 2003. The settlement agreement also resolves numerous other warranty and indemnification claims asserted under the Stock Purchase Agreement, including claims relating to certain environmental liabilities. A number of other outstanding claims remain unresolved.

LLRICE601 – US Litigation: Bayer CropScience has sent sanofi-aventis notice of potential claims for indemnification under various provisions of the Stock Purchase Agreement. These potential claims relate to several class-action and individual complaints that have been filed since August 2006 by rice growers, millers, and distributors in U.S. state and federal courts against a number of current and former subsidiaries (collectively the “CropScience Companies”) which were part of the Aventis CropScience group prior to Bayer’s acquisition of the ACS shares. Plaintiffs in these cases seek to recover damages, of an unspecified amount, in connection with

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

the detection of trace amounts of the genetically modified rice called “Liberty Link® Rice 601” (also known as “LLRICE601”) in samples of commercial long-grain rice. LLRICE601, a variety of long grain rice genetically altered to resist the Liberty® Herbicide, was grown in field tests in the United States from the years 1998 to 2001. Plaintiffs assert a number of causes of action, alleging that the CropScience Companies failed to take adequate measures to prevent cross-pollination or commingling of LLRICE601 with conventional rice.

An investigation to determine the circumstances surrounding the release and compliance with USDA regulations is on-going. Sanofi-aventis denies direct or indirect liability for these cases, and has so notified Bayer CropScience.

In a related development, the FDA has concluded that the presence of LLRICE601 in the food and feed supply poses no safety concerns and on November 24, 2006, the United States Department of Agriculture (USDA) announced it would deregulate LLRICE601.

•  Aventis Animal Nutrition

Share and Asset Purchase Agreement – Representations and Warranties, Indemnification:

Aventis Animal Nutrition S.A. and Aventis (both predecessor companies of sanofi-aventis) and Drakkar Holdings SA signed an agreement for the sale to Drakkar Holdings SA of the Aventis Animal Nutrition business effective in April 2002. The sale agreement contained customary representations and warranties. Sanofi-Aventis’ indemnification obligations ran through April 2004, except for environmental indemnification obligations (which run through April 2012), tax indemnification obligations (which run through the expiration of the applicable statutory limitation period), and antitrust indemnification obligations (which extend indefinitely). The indemnification undertakings are subject to an overall cap of €223 million, with a lower cap for certain environmental claims. Indemnification obligations for antitrust and tax claims are not capped. On December 13, 2005, sanofi-aventis and Drakkar Holding SA signed a settlement covering certain disputed environmental claims.

•  Messer Griesheim GmbH

Pursuant to an agreement dated December 30/31, 2000, Hoechst sold its 66.7% participation in the industrial gasses company Messer Griesheim GmbH. All purchaser claims under the representations and warranties of the agreement except those relating to tax and environmental matters were settled under an agreement entered into in July 2003. Several environmental claims are pending.

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

•

To the extent Hoechst is liable to purchasers of certain of its divested businesses (as listed in the demerger agreement), Celanese must indemnify Hoechst, as far as environmental damages are concerned, for aggregate liabilities up to €250 million, liabilities exceeding such amount will be borne by Hoechst alone up to €750 million, and amounts exceeding €750 million will be borne 2/3 by Hoechst and 1/3 by Celanese without any further caps.

Compensation paid to third parties by Celanese under the aforementioned clause, through December 31, 2006 was significantly below the first threshold of €250 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

•  Rhodia

In connection with the initial public offering of Rhodia in 1998, Rhône-Poulenc (later named Aventis, to which sanofi-aventis is the legal successor in interest) entered into an Environmental Indemnification Agreement with Rhodia on May 26, 1998 under which, subject to certain conditions, Rhodia was entitled to claim indemnification from Aventis with respect to direct losses resulting from third party claims or public authority injunctions for environmental damages. Further to the negotiations that took place in 2002, and after authorization by the Management Board and Supervisory Board of Aventis on the one hand and the Board of Directors of Rhodia on the other hand, Aventis and Rhodia entered into a settlement agreement on March 27, 2003 under the terms of which the parties settled all environmental claims in connection with the Environmental Indemnification Agreement.

On December 29, 2004, Rhodia Inc., a U.S. subsidiary of Rhodia, filed a complaint against sanofi-aventis and Bayer CropScience Inc. (formerly Aventis CropScience Inc. prior to its acquisition by Bayer AG in 2002 – for additional information, see “Aventis CropScience,” above) before the U.S. District Court for the District of New Jersey under the U.S. Comprehensive Environmental Response, Compensation and Liability Act, federal common law and New Jersey state law. Rhodia Inc. sought to recover costs of an unspecified amount relating to a Rhodia Inc. site in Silver Bow, Montana, owned and managed by Rhodia Inc. alone since its carve out from the Rhône-Poulenc Group in 1998. Rhodia Inc. withdrew its complaint without prejudice in October 2006.

On August 19, 2005, Rhodia-Brasil Ltda and Rhodia notifed sanofi-aventis of a summons before the civil court of São Paolo, Brazil on the basis of alleged extra-contractual liability as former owner or operator of Rhodia’s Cubatao site in Brazil. The plaintiffs sought indemnification for alleged harm related to the Cubatao site amounting to approximately 120 million reals (about €44 million). On March 28, 2006, the Central District Court of Sao Paulo ruled inadmissible Rhodia’s claims regarding the alleged extra contractual liability of sanofi-aventis as former owner or operator of Rhodia’s Cubatao site in Brazil. Rhodia has appealed this ruling.

Sanofi-aventis contests both the substance and the admissibility of Rhodia’s claims and inter alia considers that the above-mentioned Environmental Indemnification Agreement entered into on March 27, 2003 precludes any claim on the part of Rhodia, Rhodia Inc. and Rhodia Brasil Ltda.

On April 13, 2005 Rhodia initiated an ad hoc arbitration procedure seeking indemnification from sanofi-aventis for the financial consequences of the environmental liabilities and pension obligations that were allocated to Rhodia through the various operations leading to the formation of Rhodia in 1997, amounting respectively to €125 million and €531 million. Rhodia additionally sought indemnification for future costs related to transferred environmental liabilities and coverage of all costs necessary to fully fund the transfer of pension liabilities out of Rhodia’s accounts. The arbitral tribunal has issued its award on September 12, 2006. Rhodia’s claims have been rejected. The arbitral tribunal has determined that it has no jurisdiction to rule on pension claims and that Rhodia’s environmental claims are without merit. On October 17, 2006, Rhodia initiated a nullification procedure against this award before the Paris Court of Appeals. This procedure is pending.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Sanofi-aventis is also aware of three criminal complaints filed in France by the same plaintiffs and of a criminal investigation order issued by the Paris public prosecutor following the submission of the report issued by the Autorité des marchés financiers regarding Rhodia’s financial communications. Under French law, civil litigation may be stayed pending resolution of related criminal complaints. Therefore Sanofi-aventis and most of the defendants petitioned the Commercial Court of Paris in order to stay the procedure. After hearing the parties only on the procedural issues relating to the court’s jurisdiction and the stay of the procedure, the Commercial Court of Paris sustained its jurisdiction over the cases but accepted sanofi-aventis and the other defendants’ motion to stay the civil litigation in decisions issued on January 27 and on February 10, 2006. After an unsuccessful recourse against this decision to the Court of Appeals, the plaintiffs have further appealed to the Cour de cassation (the French Supreme Court).

On June 29, 2004, claims similar to the Rhodia shareholders’ claims pending before the Commercial Court of Paris were filed in the Supreme Court of the State of New York (United States) on behalf of two Rhodia shareholders claiming damages of at least €60 million, in addition to unspecified punitive damages.

On December 29, 2004, plaintiffs amended their original claims to encompass the formation of Rhodia in 1998 as well as environmental and pension liabilities assumed by Rhodia. In April 2005, the court dismissed the case on the ground of the inconvenience of trying the case in New York (forum non conveniens). Plaintiffs appealed this dismissal. On April 20, 2006, the State of New York Supreme Court Appellate Division confirmed the previously disclosed decision to dismiss this case on forum non conveniens grounds and the New York Court of Appeal subsequently declined to review the Appellate Division’s decision.

A number of Rhodia shareholders have filed suit in the United States against Rhodia and certain of its directors and officers alleging violations of the U.S. securities laws in the years following the spin-off of Rhodia from the Rhône-Poulenc group. Sanofi-aventis has learned that one such suit, seeking certification as a class action, has reportedly been amended to join Aventis as a defendant on theories of control person liability, although no Group company has been formally served with process.

•  Clariant – Specialty Chemicals Business

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

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

•  Albemarle Arbitration

In 1992, Rhône-Poulenc S.A. (a predecessor company of sanofi-aventis) signed with Ethyl Overseas Development, now known as Albemarle, a Stock Purchase Agreement by which Rhône-Poulenc sold 100% of the share capital of Potasse et Produits Chimiques S.A. (PPC) to Ethyl. Under the terms of the Stock Purchase Agreement, Rhône-Poulenc agreed to indemnify Albemarle for and to hold it harmless from any claims, losses, damages, costs or any other present and prospective liabilities arising out of soil and/or groundwater contamination at the site of the Thann facility. Following a study demonstrating such soil and groundwater contamination, the French Government ordered Albemarle to undertake certain remedial actions. Having incurred costs in connection with the environmental claims of the French Government, Albemarle sought recovery from sanofi-aventis pursuant to the warranty stated in the Stock Purchase Agreement. The warranty stated in the Stock Purchase Agreement has no specified duration; therefore, sanofi-aventis has taken the position that it is time-barred in accordance with the French commercial statute of limitations of ten years. On April 2, 2004, Albemarle initiated arbitration proceedings in the International Chamber of Commerce in Paris against sanofi-aventis. Albemarle seeks to recover from sanofi-aventis of all costs incurred so far in connection with the environmental claims of the French Government as well as a declaratory judgment against sanofi-aventis to hold it liable for all costs prospectively to be incurred by Albemarle in connection with such claims. In June 2004, the two parties appointed the arbitral tribunal.

On March 11, 2006, the arbitral tribunal handed down a partial award holding that the claims of Albemarle under the arbitration were not time barred. This partial award did not consider the final liability of sanofi-aventis with regards to the facts and technical elements involved in the case. Further to this partial award, the parties having failed to reach a settlement with respect to the allocation of liability, an expert procedure has begun under the aegis of the arbitral tribunal and Albemarle has asserted damages amounting to €73.6 million.

In August 2006, Albemarle Corporation announced the sale of Albemarle France (the party to the above mentioned arbitration) to the German company, International Chemical Investors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

D.23. Provisions for discounts, rebates and sales returns

The adjustments between gross sales and net sales, as described in Note B.14, are recognized either as current liabilities or as reductions in accounts receivable, depending on their nature.

The table below shows movements in these items:

(€ million)	Government and State programs (1)	Managed Care and GPO programs (2)	Charge- back incentives	Rebates and discounts	Sales returns	Other deductions	Total
December 31, 2004	208	125	23	135	132	18	641

Current provision related to current period sales	462	390	608	689	173	126	2,448
Net change in provision related to prior period sales	(9)	—	(2)	—	(2)	—	(13)
Payments made	(432)	(371)	(580)	(684)	(160)	(87)	(2,314)
Translation differences	31	21	9	7	21	6	95

December 31, 2005	260	165	58	147	164	63	857

Current provision related to current period sales	438	304	647	727	201	108	2,425
Net change in provision related to prior period sales	2	(14)	6	—	10	(34)	(30)
Payments made	(355)	(302)	(644)	(722)	(167)	(84)	(2,274)
Translation differences	(27)	(17)	(6)	(8)	(18)	(6)	(82)

December 31, 2006	318	136	61	144	190	47	896

(1)	Primarily the U.S. government’s Medicare and Medicaid programs.
(2)	Rebates and other price reductions, primarily granted to healthcare authorities in the United States of America.

D.24. Personnel costs

Total personnel costs break down as follows:

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005
Salaries	(4,832)	(4,551)
Social security charges (including defined-contribution pension plans)	(1,253)	(1,214)
Agency staff	(192)	(177)
Share-based payment	(149)	(199)
Employee share ownership plan	—	(31)
Defined-benefit pension plans	(348)	(347)
Other employee benefits	(370)	(344)

Total	(7,144)	(6,863)

The total number of employees at December 31, 2006 was 100,289, compared with 97,181 at December 31, 2005 and 96,439 at December 31, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Employee numbers by function were as follows:

	December 31, 2006	December 31, 2005	December 31, 2004
Production	31,735	30,909	30,735
Research and development	18,981	17,636	17,191
Sales force	35,902	35,030	32,888
Marketing and support functions	13,671	13,606	15,625

Total	100,289	97,181	96,439

D.25. Other operating income

This item comprises:

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005
Share of profits received from alliance partners	382	308
Net foreign exchange gain/(loss) on operating items	(13)	(79)
Other	22	32

Total	391	261

The share of profits received from alliance partners relates primarily to the alliance with Procter & Gamble Pharmaceuticals for the development and marketing of Actonel® on a worldwide basis excluding Japan (see Note C.2), and to a portion of the profits paid over by alliance partners on the sale of authorized generics in the United States of America.

D.26. Other operating expenses

Other operating expenses (€116 million in 2006, €124 million in 2005) mainly comprise shares of profits due to alliance partners under the agreements with Teva, Almirall and Merck & Co. Inc and for the product Tavanic®.

D.27. Restructuring costs

Restructuring costs recognized in 2006 totaled €274 million (2005: €972 million; 2004: €679 million), and break down as follows:

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Employee-related expenses	219	696	289
Compensation for early termination of contracts	16	92	76
Abandonment of software	3	22	139
Other restructuring costs	36	162	175

Total	274	972	679

Restructuring costs relate to a limited number of non-recurring plans involving significant amounts. In 2006, the principal item recorded on this line was the cost of measures taken by sanofi-aventis in response to the changing economic environment in Europe, mainly France and Germany (€176 million). In addition, €98 million of restructuring costs associated with the acquisition of Aventis were recognized in 2006.

Of the restructuring costs recognized in 2005, €947 million related to the reorganization of the Group following the acquisition of Aventis, and €25 million to industrial restructuring programs initiated by Aventis prior to the acquisition date (August 20, 2004).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

D.28. Gains and losses on disposals and litigation

This item comprises:

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Net gains on disposals	550	102	206
Other	(14)	(23)	(1)

Total	536	79	205

In 2006, net gains on disposals mainly comprised the €460 million gain on the sale of the Exubera® brand, and a €45 million gain on the sale of the residual interest in the Drakkar animal nutrition business.

In 2005, net gains on disposals included a gain of €70 million arising on the sale of the oral hygiene product ranges (represented by the Fluocaril® and Parogencyl® brands) to Procter & Gamble Pharmaceuticals, under the put option agreement signed on October 8, 2004.

In 2004, net gains on disposals included the gain on the divestment of Arixtra®, Fraxiparine® and related assets.

The “Other” line mainly comprises movements in provisions for litigation.

D.29. Financial income and expenses

The tables below show the main components of financial income and expenses:

D.29.1. Financial expenses

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Interest expense on debt	(370)	(444)	(165)
Unwinding of discount on provisions	(35)	(47)	(1)
Fair value losses on financial assets	(12)	(24)	(4)
Impairment of financial assets	(38)	(17)	(10)
Other	—	—	(59)

Total financial expenses	(455)	(532)	(239)

D.29.2. Financial income

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Interest income	81	76	59
Foreign exchange gains (non-operating)	59	64	2
Fair value gains on financial instruments	115	49	11
Net gain on disposals of financial assets (1)	108	94	—
Other	12	4	52

Total financial income	375	287	124

(1)	Includes €101 million on the disposal of the investment in Rhodia in 2006 (see Note D.7).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

D.30. Income tax expense

The Group has opted for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States of America.

The table below shows income before tax and the corresponding tax charge:

(€ million)	2006				2005				2004
	France	Rest of the world	Impact of Aventis acquisition (1)	Total	France	Rest of the world	Impact of Aventis acquisition (1)	Total	Total
Income before tax	2,789	7,349	(5,390)	4,748	1,784	6,144	(5,285)	2,643	2,311
Income tax	(574)	(2,217)	1,991	(800)	(362)	(2,080)	1,965	(477)	(479)

(1)	These amounts represent the impact on income before tax and on deferred taxes recognized in the income statement of (i) amortization and impairment charged on the remeasurement of intangible assets and (ii) the effect of the workdown on inventories remeasured at fair value, related to the acquisition of Aventis.

The table below shows the split of income tax expense between current and deferred taxes:

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Current taxes	(3,276)	(2,724)	(1,535)
Deferred taxes	2,476	2,247	1,056

Total	(800)	(477)	(479)

The difference between the effective tax rate and the standard corporate income tax rate applicable in France is explained as follows:

(as %)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Tax rate applicable in France	34	35	35
Impact of reduced-rate income tax on royalties in France	(10)	(14)	(7)
Impact of changes in tax rates in France (including reduced rate on capital gains)	(2)	(4)	(3)
Other	(5)	1	(4)

Effective tax rate	17	18	21

The change in the impact of reduced-rate taxes on royalties in France between 2005 and 2006 (10% in 2006, 14% in 2005) was due to the fact that a lower proportion of the Group’s income before tax came from royalties taxed at the reduced rate (income before tax rose by 80%, while royalties taxed at the reduced rate rose by 22%).

The change in the impact of reduced-rate taxes on royalties in France between 2004 and 2005 (14% in 2005, 7% in 2004) was due to a cut in the reduced tax rate from 19% to 15% (before social contributions) and to the fact that the operations of Aventis were included over 12 months in 2005 against 4 months in 2004.

The “Other” line includes (i) the difference between the tax rate applicable in France and tax rates applicable in other countries, (ii) the impact of reassessing certain of the Group’s tax exposures and (iii) the impact on the effective tax rate of amortization and impairment charged against intangibles (deferred taxes arising from these charges are computed at an average rate higher than the tax rate applicable in France).

Income taxes actually paid by sanofi-aventis amounted to €3,223 million in the year ended December 31, 2006, compared with €2,669 million in the year ended December 31, 2005 and €1,725 million in the year ended December 31, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

D.31. Share of profit/loss of associates

This caption mainly comprises the share of co-promotion profits attributable to sanofi-aventis for territories covered by entities majority-owned by BMS (see Note C.1). The impact of the BMS alliance in 2006 was €498 million, before deducting the tax effect of €178 million (2005: €647 million, tax effect €243 million; 2004: €581 million, tax effect €220 million). The reduction in the share of profits recognized in 2006 was directly related to the “at risk” launch by Apotex of a generic of Plavix® in the United States of America (see Note D.22.b).

It also includes the share of profits from other associates (€131 million in 2006, €23 million in 2005, €48 million in 2004). These figures incorporate the effect of the Aventis acquisition (workdown of acquired inventories, amortization and impairment of intangible assets).

D.32. Net income attributable to minority interests

This line includes the share of co-promotion profits attributable to BMS for territories covered by entities majority-owned by sanofi-aventis (see Note C.1). The amount involved in 2006 was €375 million (2005: €300 million; 2004: €257 million). There is no tax effect, because BMS receives its share before tax.

It also includes the share of net income attributable to the other minority shareholders (€18 million in 2006, €49 million in 2005, €13 million in 2004). As a result of the buyout of the Hoechst minority shareholders in 2005, with effect from 2006 minority shareholders are no longer attributed a portion of the depreciation and amortization charged on the remeasurement of the acquired assets and liabilities of Aventis at fair value. The portion of these charges attributable to minority shareholders was €14 million in 2005 and €15 million in 2004.

In 2004, this line included the loss of €4 million attributable to the minority shareholders of Hoechst, due mainly to their share in the depreciation and amortization charged on the remeasurement of the acquired assets and liabilities of Aventis at fair value.

D.33. Related party transactions

Sanofi-aventis has not entered into any transaction with any member of the Board of Directors or Senior Management, or with any shareholder holding more than 5% of the share capital, other than in the ordinary course of business. In particular, financial relations with the Total group were immaterial as of December 31, 2006, 2005 and 2004.

For details of transactions with related companies, refer to Note D.6.

The table below shows, by type, compensation paid to the Group’s principal executives, i.e. the 23 members of the Executive Committee during 2006 (2005: 19 members) plus, for post-employment benefits, certain members of the Board of Directors.

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005
Short-term benefits (1)	27	25
Post-employment benefits (2)	13	12
Share-based payment (3)	12	11

Total	52	48

(1)	Compensation and employer’s social security charges.
(2)	Estimated pension cost, calculated in accordance with IAS 19.
(3)	Stock option expense (computed using the Black & Scholes model), and expense relating to the discount offered under the employee share ownership plan in 2005.

D.34. Split of net sales

The Group is not dependent on any single customer or group of customers for its sales.

Products are sold throughout the world to a wide range of customers including pharmacies, hospitals, chain warehouses, governments, physicians, wholesalers and other distributors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

D.35. Segment information

D.35.1 Business segments

The Group has two business segments: Pharmaceuticals and Vaccines. Net income from and investments in all associates and joint ventures are included in the Pharmaceuticals segment with one principal exception, the Sanofi Pasteur MSD joint venture, which is included in the Vaccines segment.

Adjusted net income

“Adjusted net income”, reported in segment information, is an internal performance indicator, defined as net income attributable to equity holders of the company, adjusted for the material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) and for certain restructuring costs associated with acquisitions.

Management uses adjusted net income as an internal performance indicator, as a significant factor in determining variable compensation, and as a basis for determining dividend policy.

The main adjustments between net income attributable to equity holders of the company and adjusted net income are as follows:

•	elimination of expenses arising on the workdown of acquired inventories remeasured at fair value, net of tax;

•

elimination of expenses arising on amortization and impairment of intangible assets acquired in business combinations (acquired in-process R&D and acquired product rights), net of tax and minority interests;

•	elimination of expenses arising from the impact of acquisitions on equity investees (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill);

•	elimination of any impairment of goodwill.

Sanofi-aventis also excludes from adjusted net income integration and restructuring costs (net of tax) incurred specifically in connection with acquisitions.

Adjusted net income breaks down as follows:

(€ million)	Year ended December 31, 2006		Year ended December 31, 2005	Year ended December 31, 2004
Net income attributable to equity holders of the company	4,006		2,258	1,986

Material accounting adjustments related to business combinations:	2,969		3,462	1,135
• elimination of expense arising on the workdown of acquired inventories remeasured at fair value, net of tax	21		248	342
• elimination of expense arising on amortization and impairment of intangible assets, net of tax and minority interests	2,935		3,156	795
• elimination of expenses arising from the impact of acquisitions on equity investees (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill)	13	(1)	58	(2)
• elimination of impairment of goodwill	—		—	—
Elimination of acquisition-related integration/restructuring costs, net of tax	65		615	406

Adjusted net income	7,040		6,335	3,527

• of which Pharmaceuticals	6,479		5,903	3,416
• of which Vaccines	561		432	111

(1)

Includes the impact of the acquisition of Zentiva (€11 million); amortization and impairment, net of tax, associated with the acquisition of Aventis (€97 million); and reversal of a deferred tax liability relating to the investment in Merial (€95 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Income statement information by business segment

Net sales reported by sanofi-aventis comprise net sales generated by the Pharmaceuticals segment and net sales generated by the Vaccines segment. The table below shows net sales of the top 15 products of the Pharmaceuticals segment during 2006 and 2005:

(€ million)	Indication	2006	2005
Product
Lovenox®	Thrombosis	2,435	2,143
Plavix®	Atherothrombosis	2,229	2,026
Stilnox®/Ambien®/Ambien CR ™	Insomnia	2,026	1,519
Taxotere®	Breast cancer, lung cancer, prostate cancer	1,752	1,609
Eloxatine®	Colorectal cancer	1,693	1,564
Lantus®	Diabetes	1,666	1,214
Copaxone®	Multiple sclerosis	1,069	902
Aprovel®	Hypertension	1,015	892
Delix®/Tritace®	Hypertension	977	1,009
Allegra®	Allergic rhinitis	688	1,345
Amaryl®	Diabetes	451	677
Xatral®	Benign prostatic hyperplasia	353	328
Actonel®	Osteoporosis, Paget’s disease	351	364
Depakine®	Epilepsy	301	318
Nasacort®	Allergic rhinitis	283	278

Sub-total: top 15 products		17,289	16,188

Other products		8,551	9,061

Total: Pharmaceuticals segment		25,840	25,249

As regards the Vaccines segment, net sales of the principal types of vaccine are shown below:

(€ million)	2006	2005
Influenza Vaccines	835	671
Polio/Whooping Cough/Hib Vaccines	633	522
Adult Booster Vaccines	337	270
Meningitis/Pneumonia Vaccines	310	256
Travel Vaccines	239	176
Other Vaccines	179	167

Total: Vaccines segment	2,533	2,062

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

The table below shows the principal income statement indicators by business segment:

	Year ended December 31, 2006			Year ended December 31, 2005			Year ended December 31, 2004
(€ million)	Pharma- ceuticals	Vaccines	Sanofi- aventis consolidated	Pharma- ceuticals	Vaccines	Sanofi- aventis consolidated	Pharma- ceuticals	Vaccines	Sanofi- aventis consolidated
Net sales	25,840	2,533	28,373	25,249	2,062	27,311	14,188	683	14,871
Other revenues	1,045	71	1,116	1,143	59	1,202	849	13	862
Research and development expenses	(4,035)	(395)	(4,430)	(3,725)	(319)	(4,044)	(2,271)	(118)	(2,389)
Selling and general expenses	(7,515)	(505)	(8,020)	(7,832)	(418)	(8,250)	(4,485)	(115)	(4,600)
Amortization of intangibles	(3,707)	(291)	(3,998)	(3,756)	(281)	(4,037)	(1,441)	(140)	(1,581)
Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation	5,217	512	5,729	4,565	188	4,753	2,928	(28)	2,900
Impairment of property, plant & equipment and intangibles	(1,162)	(1)	(1,163)	(970)	(2)	(972)	—	—	—
Operating income	4,318	510	4,828	2,702	186	2,888	2,454	(28)	2,426
Financial expenses	(450)	(5)	(455)	(498)	(34)	(532)	(219)	(20)	(239)
Financial income	374	1	375	283	4	287	124	—	124
Income tax expense	(660)	(140)	(800)	(427)	(50)	(477)	(494)	15	(479)
Share of profit/loss of associates (1)	459	(8)	451	482	(55)	427	410	(1)	409
Net income	4,041	358	4,399	2,542	51	2,593	2,275	(34)	2,241
Attributable to minority interests	392	1	393	335	—	335	254	1	255

Attributable to equity holders of the company	3,649	357	4,006	2,207	51	2,258	2,021	(35)	1,986

(1)	Financial information for associates is included under Pharmaceuticals, except for associates specifically involved in the Vaccines business.

Inter-segment transactions are not material. Transfer prices between segments are determined on an arm’s length basis.

Assets and liabilities by segment

Assets and liabilities by segment are as follows:

	December 31, 2006			December 31, 2005 (2)			December 31, 2004 (2)
(€ million)	Pharma- ceuticals	Vaccines	Sanofi- aventis consolidated	Pharma- ceuticals	Vaccines	Sanofi- aventis consolidated	Pharma- ceuticals	Vaccines	Sanofi- aventis consolidated
Investments in associates (1)	2,132	505	2,637	1,928	549	2,477	2,322	609	2,931
Segmental assets	64,072	5,999	70,071	72,381	6,314	78,695	72,090	5,930	78,020
Unallocated assets	—	—	5,055	—	—	5,773	—	—	4,606

Total assets	66,204	6,504	77,763	74,309	6,863	86,945	74,412	6,539	85,557

Acquisitions of property, plant & equipment and intangible assets	1,185	269	1,454	974	169	1,143	711	43	754

Segmental liabilities	14,421	994	15,415	15,664	838	16,502	14,330	679	15,009
Unallocated liabilities	—	—	16,528	—	—	24,126	—	—	29,276

Total liabilities (excluding shareholders’ equity)	14,421	994	31,943	15,664	838	40,628	14,330	679	44,285

(1)	Financial information for associates is included under Pharmaceuticals, except for associates specifically involved in the Vaccines business.
(2)	After adjusting for the change in accounting method for employee benefits (see Note A.4)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

D.35.2. Information by geographical segment

Information by geographical segment for the year ended December 31, 2006 is as follows:

(€ million)	Total	Europe	United States of America	Other countries	Unallocated costs (1)
Net sales	28,373	12,219	9,966	6,188
Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation (2)	5,729	4,603	4,560	2,082	(5,516)
Acquisitions of property, plant & equipment and intangible assets	1,454	1,072	246	136	—
Total assets	77,763	35,742	28,808	13,213	—
of which non-current assets (3)	62,111	26,734	25,436	9,941	—

(1)	Unallocated costs consist mainly of fundamental research and worldwide development of pharmaceutical molecules, and part of the cost of support functions.
(2)	After amortization of intangible assets (€3,998 million).
(3)	Includes goodwill of €28,472 million and intangible assets of €23,738 million.

Information by geographical segment for the year ended December 31, 2005 is as follows:

(€ million)	Total	Europe	United States of America	Other countries	Unallocated costs (1)
Net sales	27,311	12,134	9,566	5,611	—
Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation (2)	4,753	4,360	3,900	1,804	(5,311)
Acquisitions of property, plant & equipment and intangible assets	1,143	896	162	85	—
Total assets (3)	86,945	37,092	35,028	14,825	—
of which non-current assets (4)	70,442	27,592	31,201	11,649	—

(1)	Unallocated costs consist mainly of fundamental research and worldwide development of pharmaceutical molecules, and part of the cost of support functions.
(2)	After amortization of intangible assets (€4,037 million).
(3)	After adjusting for the change in accounting method for employee benefits (see Note A.4).
(4)	Includes goodwill of €30,234 million and intangible assets of €30,229 million.

Information by geographical segment for the year ended December 31, 2004 is as follows:

(€ million)	Total	Europe	United States of America	Other countries
Net sales	14,871	7,266	4,658	2,947
Acquisitions of property, plant & equipment and intangible assets	754	695	32	27
Total assets (1)	85,557	38,070	33,190	14,297
of which non-current assets	71,360	29,478	29,926	11,956

(1)	After adjusting for the change in accounting method for employee benefits (see Note A.4).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

E. LIST OF PRINCIPAL COMPANIES INCLUDED IN THE CONSOLIDATION FOR THE YEAR ENDED DECEMBER 31, 2006

E.1. Principal fully-consolidated companies

The principal companies in the Group’s areas of operations and business segments are:

Europe		Financial interest %
Sanofi-Aventis Deutschland GmbH	Germany	100
Hoechst GmbH	Germany	100
Winthrop Arzneimittel GmbH	Germany	100
Sanofi-Synthélabo GmbH	Germany	100
Sanofi-Synthélabo Holding GmbH	Germany	100
Sanofi-Aventis Gesmbh / Bristol-Myers Squibb GesmbH OHG (1)	Austria	51
Sanofi-Aventis GmbH	Austria	100
Sanofi-Aventis Belgium	Belgium	100
Sanofi-Aventis Denmark A/S	Denmark	100
Sanofi Synthélabo BMS partnership (1)	Denmark	51
Sanofi-Aventis SA	Spain	100
Sanofi Winthrop BMS partnership (1)	Finland	51
Sanofi-Aventis Finland OY	Finland	100
Sanofi-Aventis Europe S.A.S.	France	100
Sanofi-Aventis Participations S.A.S.	France	100
Sanofi-Aventis Amérique du Nord S.N.C.	France	100
Sanofi Pasteur Holding S.A.	France	100
Aventis Pharma S.A.	France	100
Aventis Intercontinental S.A.S.	France	100
Sanofi Pasteur S.A.	France	100
Aventis Agriculture S.A.	France	100
Dakota Pharm S.A.S.	France	100
Francopia S.A.R.L.	France	100
Winthrop Médicaments S.A.	France	100
Sanofi Chimie S.A.	France	100
Sanofi Participations S.A.S.	France	100
Sanofi Pharma Bristol-Myers Squibb S.N.C. (1)	France	51
Sanofi-Aventis S.A.	France	100
Sanofi-Aventis France S.A.	France	100
Sanofi-Aventis Groupe S.A.	France	100
Sanofi-Aventis OTC S.A.	France	100
Sanofi-Aventis Recherche et Développement S.A.	France	100
Sanofi Winthrop Industrie S.A.	France	100
Sanofi-Aventis AEBE	Greece	100
Chinoin Pharmaceutical and Chemical Works Co Ltd	Hungary	100
Sanofi-Aventis ZRT	Hungary	100
Cahir Insurance Ltd	Ireland	100
Carraig Insurance Ltd	Ireland	100
Sanofi-Synthélabo Ireland Ltd	Ireland	100
Sanofi-Aventis Spa	Italy	100
Sanofi-Aventis AS	Norway	100
Sanofi Winthrop BMS partnership ANS (1)	Norway	51
Sanofi-Aventis Netherland BV	Netherlands	100
Sanofi Winthrop BMS VOF (1)	Netherlands	51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Europe		Financial interest %
Sanofi-Aventis Sp Zoo	Poland	100
Winthrop Farmaceutica Portugal Lda	Portugal	100
Sanofi-Aventis Produtos Farmaceuticos SA	Portugal	100
Sanofi Winthrop BMS AEIE (1)	Portugal	51
Sanofi-Aventis sro	Czech Republic	100
Aventis Pharma UK Ltd	United Kingdom	100
Sanofi-Synthélabo Ltd	United Kingdom	100
Sanofi-Synthélabo UK Ltd	United Kingdom	100
Winthrop Pharmaceuticals UK Ltd	United Kingdom	100
Fisons Limited	United Kingdom	100
May and Baker Limited	United Kingdom	100
Aventis Pharma ZAO	Russia	100
Sanofi Winthrop BMS partnership (1)	Sweden	51
Sanofi-Aventis AB	Sweden	100
Sanofi SA-AG	Switzerland	100
Sanofi-Aventis (Suisse) SA	Switzerland	100
Sanofi-Synthélabo CIS & Eastern countries SA	Switzerland	100
Sanofi-Aventis Ilaclari Ltd Sirketi	Turkey	100
Winthrop Ilac AS	Turkey	100
Sanofi-Synthélabo Ilac AS	Turkey	100
Sanofi-Synthélabo BMS ADI Ortakligi partnership (1)	Turkey	51

(1)	Partnership with Bristol-Myers Squibb (see Note C.1).

United States of America		Financial interest %
Armour Pharmaceuticals C.	United States of America	100
Aventis Inc	United States of America	100
Aventisub Inc	United States of America	100
Aventis Holdings Inc	United States of America	100
Aventis Pharmaceuticals Inc	United States of America	100
Carderm Capital L.P.	United States of America	63
Sanofi-Aventis US Inc	United States of America	100
Sanofi-Aventis US LLC.	United States of America	100
Sanofi Pasteur Inc	United States of America	100
Sanofi-Synthélabo Inc	United States of America	100
Vaxserve Inc	United States of America	100

Other Countries		Financial interest %
Sanofi-Synthélabo (Pty) Ltd	South Africa	100
Aventis Pharma (South Africa) Ltd	South Africa	100
Institut Médical Algérien (IMA)	Algeria	100
Winthrop Pharma Saïdal	Algeria	70
Aventis Pharma SPA (Algeria)	Algeria	100
Aventis Pharma (Argentina) S.A.	Argentina	100
Sanofi-Synthélabo Australia Pty Ltd	Australia	100
Sanofi-Aventis Australia PTY Limited	Australia	100
Sanofi-Aventis Farmaceutica Ltda	Brazil	100
Sanofi Pasteur Ltd	Canada	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

Other Countries		Financial interest %
Sanofi-Aventis Canada Inc	Canada	100
Sanofi-Aventis de Chili SA	Chile	100
Aventis Pharma Beijing (China)	China	100
Hangzhou Sanofi-aventis Minsheng Pharmaceuticals Co Ltd	China	98
Shenzhen Sanofi pasteur Biological Products Co Ltd	China	89
Winthrop Pharmaceuticals de Colombie SA	Colombia	100
Sanofi-Aventis de Colombia SA	Colombia	100
Sanofi-Aventis Korea Co Ltd	Korea	91
Sanofi-Aventis SAE Egypt	Egypt	99
Sanofi-Aventis del Ecuador SA	Ecuador	100
Sanofi-Aventis Hong Kong Limited	Hong Kong	100
Sanofi-Synthélabo (India) Ltd	India	100
Aventis Pharma Limited (India)	India	50,1
PT Sanofi-aventis Indonesia	Indonesia	100
PT Aventis Pharma (Indonesia)	Indonesia	75
Sanofi-Aventis KK	Japan	100
Sanofi-Aventis Meiji Pharma. Co Ltd	Japan	51
Winthrop Pharmaceutical Japan Co Ltd	Japan	100
Sanofi-Aventis Yamanouchi Pharma. KK	Japan	51
Sanofi-Synthélabo SDN-BHD	Malaysia	100
Sanofi-Aventis SDN-BHD	Malaysia	100
Maphar	Morocco	81
Sanofi-Aventis (Morocco)	Morocco	100
Sanofi-Aventis de Mexico SA de CV	Mexico	100
Distriphar SA de CV (Mexico)	Mexico	100
Winthrop Pharmaceuticals de Mexico SA de CV	Mexico	100
Sanofi-Aventis de Panama SA.	Panama	100
Sanofi-Aventis del Peru SA	Peru	100
Sanofi-Aventis Philippines Inc	Philippines	100
Sanofi-Aventis de la Rep Dominicana	Dominican Republic	100
Aventis Pharma Manufacturing	Singapore	100
Sanofi-Aventis Singapore Pte Ltd	Singapore	100
Sanofi-Aventis Taiwan Co Ltd	Taiwan	100
Sanofi-Synthélabo (Thailand) Ltd	Thailand	100
Sanofi-Aventis Thailand Ltd	Thailand	100
Sanofi Aventis Pharma Tunisie	Tunisia	100
Aventis Pharma (Tunisia)	Tunisia	100
Sanofi-Aventis de Venezuela SA	Venezuela	100
Sanofi-Synthélabo Vietnam	Vietnam	70
Sanofi-Aventis Vietnam Srl	Vietnam	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

E.2. Associates

		Financial interest %
InfraServ Höchst	Germany	30
Bristol-Myers Squibb / Sanofi Canada Partnership	Canada	49.9
Bristol-Myers Squibb / Sanofi Pharmaceuticals Holding Partnership	United States of America	49.9
Bristol-Myers Squibb / Sanofi Pharmaceuticals Partnership	United States of America	49.9
Bristol-Myers Squibb / Sanofi Pharmaceuticals Partnership Puerto Rico	United States of America	49.9
Bristol-Myers Squibb / Sanofi – Synthélabo Partnership	United States of America	49.9
Bristol-Myers Squibb / Sanofi – Synthélabo Puerto Rico Partnership	United States of America	49.9
Sanofi Pasteur-MSD SNC	France	50
Société Financière des Laboratoires de Cosmétologie Yves Rocher	France	39
Zentiva	Czech Republic	24.9
Merial	United Kingdom	50

F. SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

Reconciliation of net income and shareholders’ equity and condensed consolidated U.S. GAAP statements of income and balance sheets.

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the European Union as of December 31, 2006 and IFRS issued by the International Accounting Standards Board (IASB) as of the same date which, as applied by the Group, differ in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). There are no significant differences between IFRS adopted by the European Union as of December 31, 2006, as applied by the Group, and IFRS issued by the IASB as of the same date.

The effects of the application of U.S. GAAP on consolidated net income for each of the years ended December 31, 2006, 2005 and 2004 are set out in the table below:

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Net income attributable to equity holders of the company, as reported under IFRS	4,006	2,258	1,986

U.S. GAAP adjustments:
(1) Differences resulting from the application of IFRS 1:
(a) Synthélabo business combination	(232)	(379)	(366)
(b) Other business combinations	(9)	(13)	(30)
(c) Deferred income tax on above adjustments	92	141	112
(2) Aventis business combination:
(a) Goodwill	—	—	(23)
(b) Acquired in-process research and development (R&D)	783	252	(5,262)
(c) Income taxes	(525)	(35)	(55)
(3) Other differences:
(a) Restructuring provisions	173	10	28
(b) Pensions and post retirement benefits	(44)	(20)	(11)
(c) Research & development costs	(88)	(17)	(27)
(d) Reversal of impairment loss	(107)	—	—
(e) Other	(44)	2	(10)
(f) Income taxes	29	3	(7)

Total U.S. GAAP adjustments	28	(56)	(5,651)

Net income attributable to equity holders of the company, as determined under U.S. GAAP	4,034	2,202	(3,665)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

The effects of the application of U.S. GAAP on shareholders’ equity are set out in the table below:

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Equity attributable to equity holders of the Company, as reported under IFRS	45,600	46,128 (1)	40,810 (1)
U.S. GAAP adjustments:
(1) Differences resulting from the application of IFRS 1:
(a) Synthélabo business combination	7,194	7,426	7,805
(b) Other business combinations	46	52	70
(c) Deferred income tax on above adjustments	(884)	(975)	(1,117)
(2) Aventis business combination:
(a) Goodwill	(1,115)	(1,284)	(1,214)
(b) Acquired in-process research and development (R&D)	(4,031)	(5,111)	(4,987)
(c) Income taxes	(733)	(104)	(55)
(3) Other differences
(a) Restructuring provisions	210	40	28
(b) Pensions and post retirement benefits	(23)	458	462
(c) Research & development costs	(156)	(75)	(52)
(d) Reversal of impairment loss	(104)	—	—
(e) Other	(26)	11	10
(f) Income taxes	45	(163)	(128)

Total U.S. GAAP adjustments	423	275	822

Equity attributable to equity holders of the Company, as determined under U.S. GAAP	46,023	46,403	41,632

(1)	After adjusting for the change in accounting method for employee benefits (see Note A.4).

The following are the Group’s condensed consolidated statements of income prepared in accordance with U.S. GAAP:

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Revenues from sale of products	28,373	27,311	14,871
Revenues from licensing agreements	1,116	1,202	862

Revenues	29,489	28,513	15,733
Cost of goods sold	(7,584)	(7,567)	(4,440)
Research and development	(4,528)	(4,017)	(7,467)
Selling and general	(8,060)	(8,246)	(4,605)
Intangibles – amortization and impairment	(5,038)	(5,112)	(1,952)
Other income and expense, income from equity investees and minority interests	1,137	(755)	(268)

	5,416	2,816	(2,999)
Income taxes	(1,382)	(614)	(666)

Net income attributable to equity holders of the Company	4,034	2,202	(3,665)

Earnings per share (in euros)
Basic earnings per share	3.00	1.65	(4.03)
Diluted earnings per share	2.97	1.64	(4.03)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

The following are the Group’s condensed consolidated balance sheets prepared in accordance with U.S. GAAP:

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Assets
Cash, cash equivalents and financial assets	1,261	1,560	2,488
Accounts receivable	5,032	5,021	4,454
Inventories	3,647	3,426	3,057
Other current assets and deferred tax	3,774	4,140	2,284

Total – current assets	13,714	14,147	12,283

Property, plant and equipment	6,211	6,171	5,869
Goodwill	29,961	31,752	28,198
Other intangible assets	22,290	28,699	32,858
Other non-current assets and deferred tax	5,360	5,472	3,638

Total assets	77,536	86,241	82,846

Liabilities and equity
Accounts payable	3,008	3,193	2,749
Current portion of long-term debt	2,445	6,425	7,388
Other current liabilities and deferred tax	4,789	5,719	4,958

Total – current liabilities	10,242	15,337	15,095

Long-term debt	4,483	4,734	8,638
Other non-current liabilities and deferred tax	16,568	19,580	17,052

Total – non current liabilities	21,051	24,314	25,690

Minority interests	220	187	429
Equity attributable to equity holders of the company	46,023	46,403	41,632

Total liabilities and equity	77,536	86,241	82,846

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

•

Employee benefits: As part of the transition to IFRS (January 1, 2004) unrecognized actuarial gains and losses were recognized in retained earnings at that date in accordance with IFRS 1. However, on January 1, 2006, the Group adopted with retrospective effect from January 1, 2004, the option offered by the amendment to IAS 19 to recognize all actuarial gains and losses under defined benefit pension plans in the statement of recognized income and expense (equity). This retrospective application modifies the differences between IFRS and U.S. GAAP related to employee benefits which are presented in Note 3-b.

•

Cumulative translation differences: All cumulative translation differences for foreign subsidiaries with a functional currency other than the euro were included in retained earnings as of January 1, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

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

Under U.S. GAAP, the merger was accounted for as a purchase in accordance with APB Opinion No. 16, “Business Combinations”. The Sanofi Group is deemed to be the accounting acquirer with the assets and liabilities of the Synthélabo Group being recorded at their estimated fair values. The effective date of the acquisition for accounting purposes was July 1, 1999.

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

The components of the aggregate shareholders’ equity and net income adjustments before tax are summarized below:

	2006		2005		2004
(€ million)	Net Income	Equity	Net Income	Equity	Net Income	Equity
Goodwill	—	4,692	—	4,692	—	4,692
Identified intangible assets	(238)	2,507	(379)	2,745	(370)	3,124
Provisions and other	6	(5)	—	(11)	4	(11)

Total adjustment	(232)	7,194	(379)	7,426	(366)	7,805

Under SFAS 142, “Goodwill and Other Intangible Assets” and SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, identified intangible assets with a finite useful life are amortized over their estimated useful lives. Goodwill and intangible assets are subject to periodic impairment tests using the specific methods required by these standards (at least annually for goodwill and indefinite-lived intangible assets).

These annual tests identified no impairment related to goodwill for each of the years ended December 31, 2006, 2005 and 2004.

The tests performed on identified intangible assets during 2006 resulted in the recognition of an impairment loss of €10 million (2005: €65 million and 2004: €73 million).

In addition, following the change of the name of the Group from Sanofi-Synthélabo to sanofi-aventis, the brand “Synthélabo”, previously recognized under U.S. GAAP, was written-off in 2004 (€58 million).

1-b Other business combinations

Under historical accounting, no goodwill or intangible assets associated with certain other acquisitions made by the Sanofi Group before June 30, 1999 are reflected in the sanofi-aventis consolidated financial statements. Under U.S. GAAP, certain intangible assets were initially recorded at fair value, and are being amortized over their estimated useful lives.

Goodwill is subject to periodic impairment tests using the specific methods required under U.S. GAAP (at least annually).

These annual tests identified no impairment related to goodwill for each of the years ended December 31, 2006, 2005 and 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

1-c Deferred income tax on above adjustments

The aggregate adjustment represents the impact of deferred taxes related to the pre-tax differences detailed in the above captions (1-a and 1-b).

(2) Business combination between sanofi-aventis and Aventis

The acquisition of Aventis by Sanofi-Synthélabo on August 20, 2004 occurred after the transition date to IFRS (January 1, 2004), and accordingly was accounted for in accordance with IFRS 3 (Business Combinations) as described in Note B.3 to these consolidated financial statements. Under U.S. GAAP, the acquisition was accounted for as a purchase in accordance with SFAS 141, “Business Combinations”.

2-a Goodwill

Finalization of preliminary purchase price allocation

Under U.S. GAAP and IFRS, the period that is allowed for finalizing the identification and measurement of the fair value of the assets acquired and the liabilities assumed in a business combination ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. That allocation period should usually not exceed one year from the consummation of a business combination. Accordingly, the measurement and recognition of certain items that were recorded on a provisional basis at December 31, 2004 were subsequently adjusted to take into account the new information obtained in 2005 about facts and circumstances that existed as of the acquisition date and that, if known, would have affected the measurement or recognition of the amounts as of that date. Under U.S. GAAP, the December 31, 2004 financial statements were not modified to reflect these adjustments. Under IFRS, the December 31, 2004 financial statements were modified to reflect the effect of these adjustments from the date of acquisition, as disclosed in Note D.1.2.

Differences affecting the determination of goodwill between IFRS and U.S. GAAP at the end of the purchase price allocation period were as follows:

(€ million)
Goodwill as determined under IFRS	29,490

Measurement date for securities issued	(1,226)
Deferred tax liability on acquired in-process R&D capitalized under IFRS	(1,862)
Other	(71)

Goodwill as determined under U.S. GAAP	26,331

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

Under U.S. GAAP, this same element is obtained by multiplying the number of shares issued by the average sanofi-aventis stock price for the period beginning two days before and ending two days after April 25, 2004 (the measurement date under U.S. GAAP), the date when the revised terms of the transaction were agreed to and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

announced, in accordance with EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Combination”, resulting in an amount of €53.81 per share.

Deferred tax liability on acquired in-process research and development

Under IFRS the acquired in-process research and development identified in the business combination was recognized in the balance sheet as an intangible asset together with the related deferred tax liability whereas, under U.S. GAAP, it was expensed at the date of acquisition on a gross basis in accordance with EITF 96-7 “Accounting for Deferred Taxes on In-Process Research and Development activities acquired in a Business Combination”. The corresponding deferred tax liability recorded under IFRS is offset against goodwill resulting in an increase of goodwill under IFRS.

Although this difference does not affect consolidated shareholders’ equity at inception, a reclassification adjustment is necessary under U.S. GAAP to reduce goodwill by the amount of the deferred tax liability recorded under IFRS in relation to acquired in-process research and development and to reduce deferred tax liabilities by a corresponding amount (€1,862 million). The impact on income tax expense of this difference when the acquired in-process R&D is amortized or impaired for IFRS purposes is reversed under U.S. GAAP and such reversal is reflected in the caption “Income taxes” (Note 2-c).

2-b Acquired in-process research and development (R&D)

Under IFRS, separately acquired in-process R&D is considered to meet the recognition criteria for intangible assets under IAS 38 and accordingly, the in-process R&D acquired in connection with the acquisition of Aventis was capitalized under IFRS. Under U.S. GAAP, acquired in-process R&D is expensed as of the acquisition date.

This adjustment resulted in a decrease in shareholders’ equity under U.S. GAAP of €5,046 million on a provisional basis and of €5,007 million at the end of the allocation period. The difference was recorded through the income statement for the period ended December 31, 2005.

During 2006 the portion of acquired in-process R&D that related to projects for which regulatory approval had been obtained amounted to €152 million (2005: €852 million; 2004: €271 million). Under IFRS such acquired in-process R&D is subsequently amortized over its useful life (2006: €123 million; 2005: €96 million; 2004: €14 million). In addition, in accordance with IAS 36, an impairment loss amounting to €128 million was recognized through the income statement for the period ending December 31, 2006 (2005: €112 million; 2004: €71 million), due to either the termination of R&D projects or a decrease in their estimated fair value. Both the amortization expense and the impairment loss associated with acquired in-process R&D were reversed under U.S. GAAP given that the amounts were not initially capitalized.

Under the terms of an agreement signed on January 13, 2006, sanofi-aventis sold to Pfizer its share in the worldwide rights for the development, manufacturing and marketing of Exubera®. Under IFRS the pre-tax gain related to the transaction (€460 million) was impacted by the reversal of the acquired in-process R&D initially recognized as an intangible asset (€506 million). Under U.S. GAAP this amount was written-off as of the acquisition date resulting in a positive adjustment to the pre-tax gain in the income statement of the year ended December 31, 2006. The pre-tax gain related to this transaction (€966 million) is included in the income statement caption “Other income and expense, income from equity investees and minority interests”.

The remaining change in the amount of the adjustment to shareholders’ equity results principally from translation differences (primarily attributable to movements in the exchange rate between the U.S. dollar and the euro) as these intangible assets are recorded in the functional currencies of the subsidiaries to which the intangible assets relate.

Acquired in-process R&D assets were also recognized in relation to sanofi-aventis’ equity investments in Merial and Sanofi Pasteur MSD (both acquired in connection with the acquisition of Aventis) under IFRS. Under

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

U.S. GAAP, acquired in-process research and development was expensed at the date of acquisition resulting in a reduction in equity of €264 million as of December 31, 2006 (2005: €301 million; 2004: €289 million). In 2006, amortization expense and impairment losses recorded under IFRS totaled €26 million net of tax (2005: €5 million). Under U.S. GAAP, the amortization expense is reversed, because the acquired in-process R&D was expensed as of the date of acquisition.

The following table summarizes the above mentioned income statement adjustments:

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Acquired in-process R&D capitalized	—	39	(5,046)
Amortization expense on acquired in-process R&D	123	96	14
Impairment loss on acquired in-process R&D	128	112	71
Acquired in-process R&D related to equity method investees	26	5	(301)
Gain on disposal (Exubera® transaction)	506	—	—

Total income statement adjustments	783	252	(5,262)

2-c Income taxes

The aggregate adjustment included as “Income taxes” under the caption “Aventis business combination” in the reconciliations of consolidated net income and shareholders’ equity consists of:

	2006		2005		2004
(€ million)	Net Income	Equity	Net Income	Equity	Net Income	Equity
Pre-acquisition tax contingencies	(197)	(161)	32	31	—	—
Deferred tax liability on acquired in-process R&D	(328)	(554)	(67)	(123)	(55)	(55)
Deferred tax related to acquired stock options	—	(18)	—	(12)	—	—

Total adjustments	(525)	(733)	(35)	(104)	(55)	(55)

Pre-acquisition tax contingencies

IFRS 3 requires provisions to be recognized in the income statement once the period allowed for adjustments to the goodwill allocation has ended.

Under U.S. GAAP (EITF 93-7), such adjustments related to pre-acquisition tax contingencies existing at the time of the purchase business combination are to be applied to increase or decrease the remaining balance of goodwill attributable to that business combination.

Deferred tax liability on acquired in-process research and development

The adjustment represents the tax effect related to the difference on amortization and impairment of acquired in process R&D as described in 2-b.

In 2006 this caption also includes a negative adjustment of €202 million resulting from the tax effect related to the transfer to Pfizer of rights to Exubera® (see 2-b).

Deferred tax related to acquired stock options

Under U.S. GAAP, the expected tax benefit from fully vested option awards granted to employees of an acquiree in a purchase business combination should not result in a deferred tax asset on the business combination date. Any future deduction resulting from the exercise of the options should be recognized as an adjustment to

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

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

(3) Other differences between IFRS and U.S. GAAP

3-a Restructuring provisions

As of December 31, 2006, 2005 and 2004, this adjustment relates to the reversal of certain provisions for restructuring that did not meet at the balance sheet date the U.S. GAAP recognition criteria under SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” and under SFAS 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” with respect to voluntary termination of employment.

The positive adjustment in 2006 mainly relates to voluntary termination benefits with regard to the reorganization plans in France and Germany recognized under IFRS, which will not be recognized under U.S. GAAP until formally accepted by the employees.

3-b Pensions and post retirement benefits

The following table presents the reconciliation of the net liability from IFRS to U.S. GAAP:

(€ million)	Pensions & other long term benefits 2006	Other post- employment benefits 2006
Net liability under IFRS	3,552	284
Difference in unrecognized elements	(523)	(41)
Minimum liability adjustment	348	—

Net obligation under U.S. GAAP before adoption of SFAS 158	3,377	243

Adjustments due to the adoption of SFAS 158	230	22

Net liability under U.S. GAAP after adoption of SFAS 158	3,607	265

Under U.S. GAAP, the Group accounts for its pension and post-employment benefit plans in accordance with SFAS 87, “Employers’ Accounting for Pensions” and SFAS 106, “Employers’ Accounting for Postretirement Benefits” and, as of December 31, 2006, SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. Due to the adoption of SFAS 158, all actuarial gains and losses, past service costs and any remaining transition obligations for pensions were recognized as of December 31, 2006 in the balance sheet, against equity, net of deferred tax.

Under U.S. GAAP, an additional minimum pension liability was required when, as a result of unamortized actuarial losses, prior service costs and transition obligations, the accrued liability was lower than the excess of the accumulated benefit obligation over the fair value of the plan assets. The adoption of SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” removes this specific requirement as of December 31, 2006.

Under IFRS, the Group adopted in 2006, with retrospective application, the option in an amendment to IAS 19 to recognize the actuarial gains and losses on post-employment benefits in the balance sheet, through the Statement of Recognized Income and Expense, net of deferred tax. Actuarial losses recognized under IFRS as a liability, before tax, amounted to €796 million as of December 31, 2005, and to €401 million as of December 31, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

As of December 31, 2005 and 2004, the differences between IFRS and U.S. GAAP recorded in equity relate primarily to actuarial gains and losses in excess of the additional minimum liability, as determined under SFAS 87. As of December 31, 2006 after the adoption of SFAS 158, such difference relates primarily to the past service costs recognized in the balance sheet under U.S. GAAP but not under IFRS.

Under U.S. GAAP, actuarial gains and losses are still amortized using the “corridor” method. Under this method, actuarial gains and losses equal to less than 10% of the greater of the amount of the future obligation or the fair value of plan assets are not amortized. Actuarial gains and losses above this 10% threshold are recognized in the income statement over the expected remaining service period of the employees or over the life expectancy if all or almost of the plan’s participants are inactive.

Under IFRS, because of the retrospective adoption of the above-mentioned amendment to IAS 19, no amortization of actuarial gains and losses for post-employment benefits is recognized in the income statement.

The income statement adjustment mainly relates to the amortization of actuarial gains and losses under U.S. GAAP, amounting to €34 million in 2006 (2005: €14 million; 2004: €11 million), which is not reflected in the income statement under IFRS. Also in 2006 a negative adjustment of €8 million was recorded in the income statement in connection with the recognition of the old-age part time provision (Altersteilzeit) which was already fully recognized under IFRS and which was accounted for following the guidance provided by EITF 05-05, “Accounting for Early Retirement or Post-employment Programs with Specific Features (Such as Terms Specified in Altersteilzeit Early Retirement Arrangements)” under U.S. GAAP.

3-c Research and development costs acquired separately

Under IFRS, research and development costs relating to rights to products acquired from third parties are recognized by the Group as intangible assets, in accordance with the recognition criteria set by IAS 38. Consequently, payments made under research and development arrangements to access technology and/or databases and payments made to purchase generic files are capitalized.

Under U.S. GAAP, these costs are expensed as incurred. Accordingly, an amount of €156 million was recorded as a reduction of shareholders’ equity as of December 31, 2006 (2005: €75 million; 2004: €52 million).

In 2006, separately acquired research and development costs capitalized under IFRS amounted to €97 million. This amount was recorded as expense under U.S. GAAP.

The income statement adjustment also includes the reversal of the impairment loss and amortization expense recorded under IFRS (€9 million). The total adjustment in 2005 was an expense of €17 million.

3-d Reversal of impairment loss

IAS 36 requires an impairment loss to be reversed for an asset other than goodwill when there is an indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Under U.S. GAAP the reversal of an impairment loss is prohibited.

The adjustment in 2006 recorded through the income statement represents the cancellation of the reversal of the impairment loss on intangible assets initially recognized as part of the Aventis business combination. This adjustment also includes the impact of the amortization expense relating thereto.

3-e Other adjustments

The adjustment included as “Other” in the reconciliations of consolidated net income and shareholders’ equity as of and for the years ended December 31, 2006, 2005 and 2004 primarily relates to the impact of discounting long term provisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

3-f Income taxes

The aggregate adjustment included in “Income taxes” in the reconciliations of consolidated shareholders’ equity and net income consists of the following:

	2006		2005		2004
	Net Income	Equity	Net Income	Equity	Net Income	Equity
Deferred tax on above adjustments (3a to 3e)	26	30	4	(142)	5	(154)
Deferred tax related to acquired stock options	15	12	10	(38)	—	—
Deferred tax on equity investees	(10)	(25)	(11)	(14)	(5)	(5)
Deferred tax on intercompany margins	(4)	31	5	36	4	31
Other	2	(3)	(5)	(5)	(11)	—

Total adjustments	29	45	3	(163)	(7)	(128)

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

In addition, in terms of presentation, under U.S. GAAP income tax expenses related to partnerships accounted for as equity investees are presented in the line “Income taxes” as such income tax expenses are paid by the Group. Under IFRS, income from equity investees is presented net of tax.

Deferred tax on intercompany margins

Under IFRS (IAS 12, “Income taxes”), the deferred tax effect of the elimination of intercompany margins is calculated using the purchaser’s tax rate whereas under U.S. GAAP (SFAS 109, “Accounting for Income Taxes”) the deferred tax effect is recorded using the vendor’s tax rate.

(4) Additional disclosures for the Group’s U.S. GAAP financial statements

Additional financial disclosures are required under U.S. GAAP. The following disclosures relate to the Group’s financial statements after reconciliation to U.S. GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

4-a Intangible assets

The Group’s intangible assets as determined under U.S. GAAP consist of:

(€ million)	Estimated Useful Life (years)	December 31, 2006	December 31, 2005	December 31, 2004
Total goodwill		29,961	31,752	28,198

Other intangible assets
Trademarks, patents, licenses and other rights	5 -23	2,339	2,016	2,144
Rights to marketed Synthélabo products	10 -23	4,114	4,136	4,432
Rights to marketed Aventis products	3 -16	27,429	29,505	29,828
Software	3 - 5	586	546	476
Sub-total – gross value		34,468	36,203	36,880
Less: Accumulated amortization		(12,178)	(7,533)	(4,064)

Sub-total – net value		22,290	28,670	32,816

Intangible asset related to pensions		—	29	42

Total – other intangible assets		22,290	28,699	32,858

Amortization expense and impairment losses recognized during the year ended December 31, 2006, amounted to €5,038 million (2005: €5,112 million; 2004: €1,952 million).

Estimated amortization charges for the next five years are presented below:

(€ million)
2007	3,951
2008	3,871
2009	3,647
2010	3,369
2011	2,523

Measurement of an impairment loss for intangible assets other than goodwill

If indicators of impairment are present, an impairment review must be carried out for the purposes of both IFRS and U.S. GAAP. However under the IAS 36 methodology for testing for an impairment, the value in use calculation involves discounting the expected future cash flows to be generated by the asset to their net present value. Under SFAS 144 a recoverability test must be performed by comparing the estimated sum of undiscounted cash flows attributable to the asset with its carrying amount. Only if the asset fails this recoverability test will the amount of impairment be calculated by comparing the asset’s carrying amount to its fair value. This difference of principle did not create any material difference in the impairment charge in 2006, 2005 and in 2004.

The geographical allocation of goodwill by reportable segment is presented below:

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Pharmaceuticals
Europe	13,575	13,958	13,265
United States of America	11,711	13,093	10,670
Other countries	4,174	4,234	3,817

Sub-total Pharmaceuticals	29,460	31,285	27,752

Vaccines
United States of America	339	379	322
Countries other than the United States of America	162	88	124

Sub-total Vaccines	501	467	446

Total	29,961	31,752	28,198

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

4-b Pensions and post-retirement benefits

(€ million)	Pensions & other long-term benefits			Post-retirement benefits other than pensions
	2006	2005	2004	2006	2005	2004
Intangible assets	—	(29)	(42)	—	—	—
Non-current assets	(20)	(3)	(52)	—	—	—
Non-current liabilities	3,546	3,627	3,019	251	192	172
Current liabilities	81	—	—	14	—	—

Net liability in the balance sheet	3,607	3,595	2,925	265	192	172

Amounts recognized in Accumulated Other Comprehensive Income consist of:

(€ million)	Pensions & other long-term benefits			Post-retirement benefits other than pensions
	2006	2005	2004	2006	2005	2004
Minimum liability adjustment	—	511	128	—	—	—
Net loss (gain)	516	—	—	45	—	—
Prior service cost (credit)	62	—	—	(23)	—	—

	578	511	128	22	—	—

The following table presents the components of the net periodic benefit cost and other amounts recognized in Other Comprehensive Income:

(€ million)	Pensions & other long-term benefits			Post-retirement benefits other than pensions
	2006	2005	2004	2006	2005	2004
Net periodic benefit cost
Service cost	264	238	99	14	7	3
Interest cost	407	393	143	17	11	6
Expected return on plan assets	(344)	(331)	(109)	(4)	—	—
Amortization of prior service cost	(10)	24	7	(3)	(1)	(1)
Amortization of net (gain) loss	22	19	6	3	1	2
Curtailment / Settlement	1	(23)	6	—	(1)	—

Net periodic benefit cost	340	320	152	27	17	10

Other changes in other comprehensive income
Minimum liability adjustment	(189)	383	(12)	—	—	—
Total recognized in net periodic benefit cost and other comprehensive income (before tax)	151	703	140	27	17	10

The adjustments in Accumulated Other Comprehensive Income (before tax) due to the adoption of SFAS 158 as of December 31, 2006 are as follows:

(€ million)	Pensions & other long- term benefits	Post-retirement benefits other than pensions	Total
Minimum liability adjustment (1)	(322)	—	(322)
Net loss (gain)	516	45	561
Prior service cost (credit)	62	(23)	39

Total	256	22	278

(1)	Reversal of the minimum liability adjustment as of December 31, 2006 (€511 million as of December 31, 2005 minus the €189 million change in 2006).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

In the year ending December 31, 2007, amortization of net actuarial gains/losses is expected to amount to €25 million and amortization of prior service cost to €7 million.

The funded status under U.S. GAAP as of December 31, 2006 is as follows:

(€ million)
Projected benefit obligation	9,506
Fair value of plan assets	5,634
Funded status under U.S. GAAP	3,872

The aggregate benefit obligation for domestic plans with benefit obligations in excess of plan assets as of December 31, 2006 amounted to €1,855 million (2005: €1,849 million; 2004: €1,745 million) and the fair value of plan assets to €65 million (2005: €53 million; 2004: €57 million). For foreign plans, the benefit obligation amounted to €7,557 million as of December 31, 2006 (2005: €7,253 million; 2004: €6,213 million) and the fair value of assets to €5,456 million (2005: €5,218 million; 2004: €4,402 million). The aggregate accumulated benefit obligation for plans with accumulated benefit obligations in excess of plan assets amounted to €1,389 million as of December 31, 2006 for domestic plans and to €6,643 million as of December 31, 2006 for foreign plans (respectively €1,780 million and €6,952 million as of December 31, 2005) with a fair value of assets as of December 31, 2006 amounting to €65 million for domestic plans and €5,272 million for foreign plans (respectively €55 million and €5,077 million as of December 31, 2005).

The following table presents the incremental effect of applying SFAS 158 on individual line items in the Statement of Financial Position as of December 31, 2006:

(€ million)	Before application of SFAS 158	Adjustments	After application of SFAS 158
Assets
Other intangible assets	22,316	(26)	22,290
Liabilities and equity
Accrued benefit liability	3,620	252	3,872
Net deferred tax liability	5,348	(86)	5,262
Accumulated other comprehensive income	(2,275)	(192)	(2,467)
Equity attributable to equity holders of the company	46,215	(192)	46,023

4-c Accumulated other comprehensive income

Under U.S. GAAP year-end other comprehensive income breaks down as follows:

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Cumulative translation difference	(2,164)	651	(3,156)
Unrealized gain (loss) on cash flow hedges	50	(7)	84
Deferred taxes on unrealized gain (loss) on cash flow hedges	(17)	3	(28)
Unrealized gain (loss) on available-for-sale securities	91	118	92
Deferred taxes on unrealized gain (loss) on available-for-sale securities	(27)	(20)	(13)
Unrealized gain (loss) from defined benefit plans (1)	(604)	(517)	(128)
Deferred taxes on unrealized gain (loss) from defined benefit plans	204	191	43

Total	(2,467)	419	(3,106)

(1)	Including equity method investees (2006: €(4) million; 2005: €(6) million)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2006

4-d Recent accounting pronouncements

The U.S. Financial Accounting Standards Board (FASB) recently issued the following accounting pronouncements which are applicable to our Company.

SFAS 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140” issued in February 2006 provides companies with the option to elect to measure at fair value the entire financial instruments containing embedded derivatives that would otherwise have to be accounted for separately. The Company has no such hybrid instruments, accordingly the adoption of SFAS 155 in 2007 will not have an impact on its financial statements.

SFAS 156, “Accounting for Servicing of Financial Assets – an amendment of SFAS No. 140” was issued in March 2006. SFAS 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value if practicable and permits an entity to choose between the amortization method or the fair value measurement method for the subsequent measurement of each class of separately recognized servicing assets and liabilities. As the Company is not involved in this type of activity, the adoption of SFAS 156 in 2007 will not have an impact on its financial statements.

SFAS 157, “Fair Value Measurements” issued in September 2006 defines fair value and establishes a framework for measuring fair value in U.S. GAAP providing a fair value hierarchy and guidance on valuation techniques. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements except those related to share based payments or when the accounting pronouncement includes practicability exceptions to fair value measurement. Accordingly, SFAS 157 does not require any new fair value measurements. The Company plans to adopt this statement starting January 1, 2008.

SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” issued in February 2007 permits entities to choose to measure certain financial instruments and other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without applying hedge accounting provisions. The Company does not expect the adoption of SFAS 159 in 2008 to have a significant impact on its financial statements.

FIN 48, “Accounting for Uncertain Tax Positions” issued in June 2006 clarifies the accounting for uncertainty in income taxes recognized in accordance with FAS 109, “Accounting for Income Taxes”. This interpretation provides a two-step approach for the (i) recognition and (ii) measurement of tax positions until the uncertainty, about how tax positions taken or to be taken will be treated under tax law, is ultimately resolved: (i) benefits of tax positions are recognized if they are “more likely than not” to be sustained by the taxing authority and (ii) the tax position is measured at the largest amount of benefit that is greater that 50 percent likely of being realized. The Company will adopt FIN 48 in 2007 and the cumulative effect of FIN 48, if any, will be recorded in retained earnings as of January 1, 2007. The company is currently assessing the impact of this adoption.