Form 20-F
period 2007-12-31
SANOFI-AVENTIS
filed 2008-03-07
CIK 1121404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Karen Linehan, General Counsel. 174, avenue de France, 75013 Paris, France. Fax: 011 + 33 1 53 77 43 03

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007 was:

Ordinary shares:    1,365,916,644

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐        International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒        Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐        Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES  ☐        NO  ☒.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The consolidated financial statements contained in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS as adopted by the European Union, as of December 31, 2007.

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

Brand names appearing in this annual report are trademarks of sanofi-aventis and/or its affiliates, with the exception of:

—

trademarks used or that may be or have been used under license by sanofi-aventis and /or its affiliates, such as Actonel®, Optinate® and Acrel®, trademarks of Procter & Gamble Pharmaceuticals, Alvesco®, a trademark of ALTANA Pharma AG, Campto®, a trademark of Kabushiki Kaisha Yakult Honsha, Copaxone®, a trademark of Teva Pharmaceutical Industries, Exubera®, a trademark of Pfizer Products Inc., Mutagrip®, a trademark of Institut Pasteur, PER.C6®, a trademark of Crucell Holland B.V., TroVax®, a trademark of Oxford BioMedica, Autopen®24, a trademark of Owen Mumford, Ltd., Gardasil® and Rotateq®, trademarks of Merck & Co., Inc., Herceptin®, a trademark of Genetech, NanoCrystal®, a trademark of Elan Pharmaceuticals, VelocImmune®, a trademark of Regeneron Pharmaceuticals, Inc., Xyzal®, a trademark of UCB;

—

trademarks sold by sanofi-aventis and/or its affiliates to a third party, such as Altace®, a trademark of King Pharmaceuticals in the United States, Arixtra® and Fraxiparine®, trademarks of GlaxoSmithKline, StarLink®, Liberty Link® and Liberty® trademarks of Bayer AG, Sabril®, a trademark of Ovation Pharmaceuticals in the United States; and

—

other third party trademarks such as Cipro® in the United States and Aspirin®, trademarks of Bayer AG, Ivomec®, Eprinex®, Frontline® and Heartgard®, trademarks of Merial and Hexavac®, Repevax® and Revaxis® trademarks of Sanofi Pasteur MSD.

The data relative to market shares and ranking information presented in “Item 4. Information on the Company — B. Business Overview — Markets — Competition” is based on sales data from IMS Health MIDAS (IMS) and GERS (for France), retail and hospital, for calendar year 2007, in constant euros (unless otherwise indicated).

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

(iii)	IMS sales of products sold under alliance or license agreements which we recognize in our consolidated net sales but which are not attributed to us in the reports published by IMS; and

(iv)	adjustments related to the exclusion of IMS sales for products which we do not recognize in our consolidated net sales but which are attributed to us by IMS.

Product indications described in this annual report are composite summaries of the major indications approved in the product’s principal markets. Not all indications are necessarily available in each of the markets in which the products are approved. The summaries presented herein for the purpose of financial reporting do not substitute for careful consideration of the full labeling approved in each market.

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

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such factors, some of which are discussed under “Item 3. Key Information — D. Risk Factors” below, include but are not limited to:

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

N/A

Item 2. Offer Statistics and Expected Timetable

N/A

Item 3. Key Information

A. Selected Financial Data

SUMMARY SELECTED FINANCIAL DATA

The tables below set forth selected consolidated financial data for sanofi-aventis. These financial data are derived from the sanofi-aventis consolidated financial statements. Sanofi-aventis financial statements for the years ended December 31, 2007, 2006 and 2005 are included in Item 18 of this annual report.

The consolidated financial statements of sanofi-aventis for the years ended December 31, 2007, 2006 and 2005 have been prepared in compliance with IFRS issued by the International Accounting Standards Board (IASB) and with IFRS adopted by the European Union. The term “IFRS” refers collectively to international accounting standards (IAS and IFRS) and to interpretations of the interpretations committee (SIC and IFRIC). The opening balance sheet as of the IFRS transition date (January 1, 2004) and the comparative financial statements for the year ended December 31, 2004 have been prepared in accordance with the same principles. IFRS accounts have not been published for the year ended December 31, 2003.

Sanofi-aventis reports its financial results in euro.

SELECTED CONDENSED FINANCIAL INFORMATION

	As of and for the year ended December 31,
(€ million, except per share data)	2007		2006	2005	2004	2003(e)
IFRS Income statement data
Net sales	28,052		28,373	27,311	14,871
Gross profit	21,636		21,902	20,947	11,294
Operating income	5,911		4,828	2,888	2,426
Net income attributable to equity holders of the Company	5,263		4,006	2,258	1,986
Earnings per share: basic (€) (a) Earnings per share: diluted (€) (b)	3.91 3.89		2.97 2.95	1.69 1.68	2.18 2.17
IFRS Balance sheet data
Intangible assets and goodwill	46,381		52,210	60,463	61,567
Total assets	71,914		77,763	86,945	85,557
Outstanding share capital	2,657		2,701	2,686	2,668
Equity attributable to equity holders of the Company	44,542		45,600	46,128	40,810
Long term debt	3,734		4,499	4,750	8,654
Cash dividend paid per share (€) (c)	2.07	(d)	1.75	1.52	1.20	1.02
Cash dividend paid per share ($) (c)	3.02	(d)	2.31	1.80	1.62	1.28

(a)

Based on the weighted average number of shares outstanding in each period used to compute basic earnings per share, equal to 1,346.9 million shares in 2007, 1,346.8 million shares in 2006, 1,336.5 million shares in 2005, and 910.3 million shares in 2004.

(b)

Based on the weighted average number of shares outstanding in each period used to compute diluted earnings per share, equal to 1,353.9 million shares in 2007, 1,358.8 million shares in 2006, 1,346.5 million shares in 2005, and 914.8 million shares in 2004.

(c)	Each American Depositary Share, or ADS, represents one half of one share.
(d)	Dividends for 2007 will be proposed for approval at the annual general meeting scheduled for May, 14, 2008.
(e)

We did not publish financial data in accordance with IFRS in 2003, because at the time our financial statements were required to be presented in conformity with French Generally Accepted Accounting Principles. For this reason, we have not provided selected financial data for 2003.

EXCHANGE RATE INFORMATION

Exchange Rate Information

The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro from 2003 through February 2008 expressed in U.S. dollar per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). We provide the exchange rates below solely for your convenience. We do not represent that euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see Item 5. “Operating and Financial Review and Prospects.”

	Period- end Rate	Average Rate (1)	High	Low
	(U.S. dollar per euro)
2003	1.26	1.14	1.26	1.04
2004	1.35	1.25	1.36	1.18
2005	1.18	1.24	1.35	1.17
2006	1.32	1.27	1.33	1.19
2007	1.46	1.38	1.49	1.29
Last 6 months
2007
September	1.42	1.39	1.42	1.36
October	1.45	1.42	1.45	1.41
November	1.47	1.47	1.49	1.44
December	1.46	1.46	1.48	1.43
2008
January	1.48	1.47	1.49	1.46
February	1.52	1.48	1.52	1.45

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period for year average, on each business day of the month for monthly average.

On March 5, 2008 the Noon Buying Rate was 1.53 per euro.

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

Risks Relating to Legal Matters

If we are unable to protect our proprietary rights, we may be unable to compete effectively or operate profitably.

It is important for our success that we be able to effectively obtain and enforce our patents and other proprietary rights. We hold a broad portfolio of patents, patent licenses and patent applications worldwide. To the extent effective patent protection of our products is not maintained, these products will become exposed to competition from generic products. The entry of a generic product into the market typically is followed by a substantial decline in the brand-name product’s sales volume and revenues in most markets.

Obtaining Patent Rights. Patent law relating to the scope of claims in the pharmaceutical field in which we operate is continually evolving and can be the subject of some uncertainty. Accordingly, we cannot be sure that:

•	new, additional inventions will be patentable;

•	patents for which applications are now pending will be issued or reissued to us;

•	the scope of any patent protection will be sufficiently broad to exclude competing products; or

•	the laws providing patent protection will not change in a way that would limit protection.

Patent protection once obtained is limited in time (typically 20 years, with a possible extension of up to 5 years), after which competitors may use the covered technology without obtaining a license from us. Because of the time required to obtain regulatory marketing approval, the period of effective patent protection for a marketed product is frequently substantially shorter.

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

We may also be accused of infringing the rights of others who then seek substantial damages and royalties from us. For example, we are currently facing claims from third parties claiming that our new SoloSTAR® family of devices infringes their patent rights. This risk is increased by the growth in the number of patent applications filed and patents granted in the pharmaceutical industry.

Even prior to the scheduled expiration of a patent, third parties may challenge the validity of the patents issued or licensed to us, which may result in the invalidation of these rights and the loss of sales derived from the related products. Such challenges have become increasingly common in recent years. Typical assertions in suits challenging a patent are (i) that the competing product does not fall within the scope of the patent, (ii) that the patent claims matters that are not in fact patentable or enforceable, for example because they are not a true innovation; or (iii) that there were procedural flaws that invalidate the patent office’s decision to issue the patent. Patent litigation is subject to substantial uncertainty, and we cannot be sure how much protection, if any, will be provided by our patents if we attempt to enforce them and they are challenged in court or in other proceedings.

Our patent claiming the active ingredient of Lovenox® in the United States was ruled unenforceable by a U.S. federal district court on February 8, 2007. We are currently appealing this decision, but can provide no assurances as to the final outcome of this litigation. While the U.S. Food and Drug Administration (FDA) has not to date approved a competing enoxaparin sodium product, there can be no guarantee that it will not do so in the future. To the extent the ruling of the district court is not reversed on appeal, we will not be in a position to assert this patent against any such competing product in the United States.

Additionally, if a competitor chooses to take the risk of launching an infringing product prior to a court’s determination that our patent rights are valid, enforceable and infringed, there can be no assurance that we will (i) be successful in obtaining a preliminary injunction to halt further sales and remove the infringing product from the market prior to obtaining a final injunction at trial, and even if we are successful, (ii) be able to obtain an award of sufficient damages from the competitor to repair all harm caused to us and (iii) effectively collect this award. By way of example, following the Group’s failure to obtain a preliminary injunction halting the launch at risk of a generic version of Allegra® in October 2005, the Allegra® franchise in the United States has been substantially eroded and the asserted patent claims have still not gone to trial. In addition, while we were successful in obtaining a preliminary injunction halting further sales of a generic Plavix® in August 2006, the quantities of generic product distributed prior to the injunction had a significant negative effect on 2006 and 2007 earnings.

Court decisions upholding our patent rights may be appealed by the opposing party. For example, on June 19, 2007, the U.S. federal court hearing the Plavix® patent infringement suit decided in our favor and replaced the preliminary injunction with a permanent injunction. The generic company appealed this decision to the Court of Appeals for the Federal Circuit, and oral argument took place March 3, 2008. There can be no guarantee as to the result of this appeal.

Additionally, our successful assertion of a given patent against one competing product is not necessarily predictive of the future success or failure in the assertion of the same patent — or a fortiori the corresponding foreign patent — against a second competing product because of such factors as possible differences in the formulations of the competing products, intervening developments in law or jurisprudence, local variations in the patents and differences in national patent law and legal systems. For example, while we have been successful to date, subject to the opposing parties’ right of appeal, in asserting our Plavix® patent rights in the United States and Canada, a court in Korea has held the claims of the corresponding Korean patent to be invalid under Korean law.

Our patent rights are material to our business, and if we were unsuccessful in asserting them or they were deemed invalid, any resulting introduction of generic versions of our products in the United States, in Europe or in other markets would reduce the price that we receive for these products and/or the volume of the product that we would be able to sell, and could materially adversely affect our business, results of operations and financial condition. Additionally, a number of our products acquired through business combinations have substantial balance sheet carrying values, as disclosed at Note D.4 to our consolidated financial statements, which could be substantially impaired by the introduction of a generic competitor, with adverse effects on our financial results and assets.

Significant challenges to our proprietary rights concern such leading Group products as Plavix®, Lovenox®, Eloxatine®, Taxotere®, Xatral®, Ambien CR® and Allegra® as well as our SoloSTAR® devices. We are also involved in litigation challenging the validity or enforceability of patents related to a number of other products in the United States, the European Union and elsewhere, and challenges to other products may be expected in the future. We can give no assurance that as a result of these challenges we will not face generic competition for additional group products. See “Item 8. Financial Information — A. Consolidated Financial Statements and Other Financial Information — Information on Legal or Arbitration Proceedings” and Note D.22.b) to our consolidated financial statements included in this annual report at Item 18 for additional information.

Product liability claims could adversely affect our business, results of operations and financial condition.

Product liability is a significant business risk for us, and has become a more significant risk as we expand in the United States (where product liability claims can be particularly costly). Substantial damage awards have been made in certain jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. Not all possible side effects of a drug can be anticipated based on preapproval clinical studies involving only several hundred to several thousand patients. Routine review and analysis of the continually growing body of post-marketing safety surveillance and clinical trials provide additional information — for example potential evidence of rare, population-specific or long-term adverse reactions or of drug interactions that were not observed in preapproval clinical studies — and may cause product labeling to evolve. Several pharmaceutical companies have recalled or withdrawn products from the market based on actual or suspected adverse reactions to their products, and currently face significant product liability claims. We are currently defending a number of product liability claims (see Note D.22 to the consolidated financial statements included at Item 18 of this annual report and “Item 8. Financial Information — A. Consolidated Financial Statements and Other Financial Information — Information on Legal or Arbitration Proceedings”), and there can be no assurance that the Group will not face additional claims in the future.

Although we maintain insurance to cover the risk of product liability, available insurance may not be sufficient to cover all potential liabilities. Further, we face a general trend in the insurance industry to reduce product liability coverage, by excluding products or by imposing limits for liabilities, causing companies to rely increasingly on self-insurance. In the future it is possible that self-insurance may become the sole means available for managing the product liability risk of our pharmaceutical and vaccines businesses.

Product liability claims, regardless of their merits or the ultimate success of the Group’s defense, are costly, divert management attention and harm our reputation and demand for our products. Substantial product liability claims, if successful, could adversely affect our business, results of operations and financial condition.

Claims and investigations relating to marketing practices and competition law could adversely affect our business, results of operations and financial condition.

The marketing of our products is heavily regulated, and alleged failures to comply fully with applicable regulations could subject us to substantial fines, penalties and injunctive or administrative remedies, potentially leading to the imposition of additional regulatory controls or exclusion from government reimbursement programs. Sanofi-aventis and certain of its subsidiaries are under investigation by various government entities in the United States. For example, in Europe in January 2008 the European Commission opened sector inquiry into competition in the pharmaceuticals sector; and in the United States the Group is defending a number of lawsuits, relating to antitrust and/or pricing and marketing practices, including, for example, class action lawsuits and whistle blower litigation. In 2007, we settled claims in the United States related to a predecessor company’s marketing of Anzemet in a transaction involving a Corporate Integrity Agreement monitored by the U.S. Department of Health and Human Services. See Note D.22.c) to our consolidated financial statements included at Item 18 of this annual report.

Following judgments holding the U.S. patent protection of Lovenox® and of DDAVP® tablets to be unenforceable, a number of civil antitrust and fair trade claims have been filed against sanofi-aventis as putative class actions alleging that we have prevented competition and generated excess profits. Similar claims have followed an attempt to settle our U.S. Plavix® patent litigation. The proposed settlement of the U.S. Plavix® patent litigation against Apotex by the parties thereto is also the subject of a criminal investigation by the Antitrust Division of the U.S. Department of Justice and civil investigative demands by various federal and state government entities in the United States, of which the outcome and impact on sanofi-aventis cannot reasonably be assessed at this time. See “Item 8. Financial Information — A. Consolidated Financial Statements and other Financial Information — Information on Legal or Arbitration Proceedings” and Note D.22.c) to our consolidated financial statements included at Item 18 of this annual report.

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

There are other legal matters in which adverse outcomes could have a material adverse effect on our business, results of operations and financial condition.

The Group faces significant litigation and government investigations in all of its principal markets, including litigation concerning product pricing, allegations of securities law violations, product liability claims, employment matters, patent and intellectual property disputes, consumer law claims and antitrust matters. In a similar vein, in the United States committees of the Senate and House of Representatives are conducting a series of hearings concerning the FDA and the conditions under which a number of products, including Ketek®, were approved.

Unfavorable outcomes in other pending litigation matters, or in future litigation could preclude the commercialization of products, negatively affect the profitability of existing products and could subject us to substantial fines, penalties and injunctive or administrative remedies, potentially leading to the imposition of additional regulatory controls or exclusion from government reimbursement programs. Any such result could materially and adversely affect our results of operations, financial condition, or business. See “Item 8. Financial Information — A. Consolidated Financial Statements and other Financial Information — Information on Legal or Arbitration Proceedings” and Note D.22.c) to our consolidated financial statements included at Item 18 of this annual report.

Risks Relating to Our Business

We must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments if our products are unsuccessful in clinical trials or fail to receive and maintain regulatory approval.

To be successful in the highly competitive pharmaceutical industry, we must commit substantial resources each year to research and development in order to develop new products. In 2007, we spent €4,537 million on research and development, amounting to approximately 16.2 % of our net sales. Our ongoing investments in new product launches and research and development for future products could result in higher costs without a proportionate increase in revenues.

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

For example, in order to develop a commercially viable product, we must demonstrate, through extensive pre-clinical and human clinical trials, that the pharmacological compounds have an acceptable benefit/risk profile for human use in the proposed indications. There is also no assurance that favorable results obtained in pre-clinical trials will be confirmed by later clinical trials, or that the clinical trials will establish safety and efficacy data sufficient for regulatory approval. As of our annual results update on February 12, 2008, we had 113 compounds in pre-clinical and clinical development in our targeted therapeutic areas, of which 47 were in Phase IIb or Phase III clinical trials. For additional information regarding clinical trials and the definition of the phases of clinical trials, see “Item 4. Information on the Company — B. Business Overview — Research & Development.” There can be no assurance that any of these compounds will be proven safe or effective, or that they will produce commercially successful products.

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

In our principal markets, the approval process for one or more indications of a new product is complex and lengthy, and typically takes from six months to two years from the date of application depending on the country. Moreover, if regulatory approval of a product is granted, the approval may place limitations on the indicated uses for which it may be marketed. A marketed product is also subject to continual review even after regulatory approval. Later discovery of previously unknown problems may result in marketing restrictions or withdrawal of the product, as well as an increased risk of litigation. See also “— Risks Relating to Legal Matters — Product liability claims could adversely affect our business, results of operations and financial condition,” above. In addition, we are subject to strict government controls on the manufacture, labeling, distribution and marketing of our products. Each of these factors may increase our costs of developing new products and the risk that we may not succeed in selling them successfully.

Obtaining regulatory marketing approval is not a guarantee that the product will achieve commercial success. Commercial success is dependent on a number of factors beyond our control, notably the level and type of reimbursement which is accorded to the product by public health entities and third-party payers in each country, the acceptance of the product by the medical establishment and patients, and the existence and price of competing products and alternative therapies.

We face uncertainties over the pricing and reimbursement of pharmaceutical products.

The commercial success of our products depends in part on the conditions under which our products are reimbursed. Pressure on pricing and reimbursement is strong due to:

•	price controls imposed by governments in many countries;

•	removal of a number of drugs from government reimbursement schemes;

•	increased difficulty in obtaining and maintaining satisfactory drug reimbursement rates; and

•	the tendency of governments and private health care providers to favor generic pharmaceuticals.

Price pressure is considerable in our two largest markets, Europe and the United States, which represented approximately 43.4% and 33.8%, respectively, of our net sales in 2007. In addition to the pricing pressures they exert, state and private third party payers and purchasers of pharmaceutical products may reduce volumes of sales by restricting access to formularies or otherwise discouraging physician prescriptions of our products. Pricing in the German market has posed significant challenges for the Group in recent years, including a decision to classify Acomplia® as a non-reimbursed life-style drug and the announcement that the government was evaluating restrictions on additional products. Changes in the pricing environments in the United States or European markets could have a significant impact on our sales and results of operations. See “Item 4. Information on the Company — B. Business Overview — Markets — Pricing & Reimbursement” for a description of certain regulatory pricing systems that affect our Group.

Our results may also be adversely affected by parallel imports, a practice by which traders exploit price differentials among markets by purchasing in lower-priced markets for resale in higher-priced markets, especially in the European Union.

Changes in the marketing status or competitive environment of our major products could adversely affect our results of operations.

In some cases, pharmaceutical products face the risk of being involuntarily switched from prescription drug status to over-the-counter (OTC) drug status by national regulatory authorities. OTC drugs may not benefit from the same reimbursement schemes and in some cases are priced significantly lower than brand-name prescription drugs. The competitive environment for our products could also be adversely affected if generic or OTC versions of competitors’ products were to become available.

We depend on the United States market for a significant part of our current and future operating results. A failure to continue our strategy of profitable operations in that market could adversely affect our business, results of operations, financial condition or prospects.

We may not achieve our growth strategy if we do not maintain and continue to expand profitably our presence in the United States, the world’s largest pharmaceuticals market. We have identified the United States, which accounted for approximately 33.8% of our net sales in 2007, as a potential major source of continued future growth and plan to capitalize on our direct presence in the United States in the coming years to build a strong position in this market. We face a number of challenges in maintaining profitable growth in the United States, including:

•	the targeting of new products and customer markets;

•	the fact that the United States market is dominated by major U.S. pharmaceutical companies;

•	slower growth of the U.S. pharmaceutical market than in recent years;

•	the fact that U.S. law does not require the FDA to determine first whether our patents are being infringed prior to approval of a generic for marketing;

•

aggressive generic competition (including launches at risk) reinforced by legislative initiatives to further facilitate the introduction of generic drug or comparable biologic products through accelerated approval procedures;

•

potential changes in health care reimbursement policies and possible cost control regulations in the United States, including possible unfavorable developments in coverage of prescription drugs by Medicare;

•	increased FDA demands, leading to a potentially longer, more costly and more restrictive approval process for innovative products;

•	heightened scrutiny of the pharmaceutical industry and the FDA by the public, the media and Congress; and

•	exposure to the euro-dollar exchange rate.

We rely on third parties for the marketing of some of our products. These third parties may act in ways that could harm our business.

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

Many of our products are manufactured using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. Our vaccine products in particular are subject to the risk of manufacturing stoppages or the risk of loss of inventory because of the difficulties inherent to the sterile processing of biological materials and the potential for the unavailability of adequate amounts of raw materials meeting our standards. Additionally, specific conditions must be respected both by the Group and its customers for the storage and distribution of many of our products, e.g., cold storage for certain vaccines and insulin-based products. The complexity of these processes as well as strict company and government standards for the manufacture of our products subject us to risks. The occurrence or suspected occurrence of out-of-specification production or storage can lead to lost inventories, and in some cases product recalls, with consequential reputational damage and the risk of product liability (See “— Risks Relating to Legal

Matters — Product liability claims could adversely affect our business, results of operations and financial condition,” above). The investigation and remediation of any identified problems can cause production delays, substantial expense, lost sales and the delay of new product launches.

We rely on third parties for the manufacture and supply of a substantial portion of our raw materials, specialized components, active ingredients and medical devices.

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

Third-Party Manufacturing of Active Ingredients. Although our general policy is to manufacture the active ingredients for our products ourselves, we subcontract the manufacture of some of our active ingredients to third parties, which exposes us to the risk of a supply interruption in the event that our suppliers experience financial difficulties or are unable to manufacture a sufficient supply of our products meeting Group quality standards. The manufacture of the active ingredients for Eloxatine® and Xatral® and part of the manufacture of the active ingredient for Stilnox® are currently carried out by third parties, as are some of the manufacturing steps in the production of Lovenox®. Additionally, under our collaborative arrangement with BMS, pharmaceutical production of Plavix® and Aprovel® is conducted partly in sanofi-aventis plants and partly in BMS plants.

Third-Party Supply of Medical Devices. Medical devices related to some of our products, such as certain pens used to dispense insulin, are manufactured by third parties. Reliance on third parties exposes us to the risk of supply interruptions, including as a result of third-party manufacturing problems or intellectual property conflicts, as well as the risk of product liability for materials not produced by the Group. See “— Risks Relating to Legal Matters — Product liability claims could adversely affect our business, results of operations and financial condition,” above.

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

Use of biologically derived ingredients may face patient resistance, which could adversely affect sales and cause us to incur substantial costs.

In line with industry practice, we manufacture our vaccines and many of our prescription pharmaceutical products with ingredients derived from animal or plant tissue. Most of these products cannot be made economically, if at all, with synthetic ingredients. We subject our products incorporating these ingredients to extensive tests and believe them to be safe. There have been instances in the past where the use of biologically derived ingredients by sanofi-aventis or its competitors has been alleged to be an actual or theoretical source of harm, including infection or allergic reaction, or instances where production facilities have been subject to prolonged periods of closure because of possible contamination. Such allegations have on occasion led to damage claims and increased resistance on the part of patients to such ingredients. A substantial claim of harm caused by a product incorporating biologically derived ingredients or a contamination event could lead us to incur potentially substantial costs as a result of, among other things, litigation of claims, product recalls, adoption of additional safety measures, manufacturing delays, investment in patient education, and development of synthetic substitutes for ingredients of biological origin. Such claims could also generate patient resistance, with a corresponding adverse effect on sales and results of operations.

Environmental Risks of Our Industrial Activities

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

Furthermore, we are or may become involved in claims, lawsuits and administrative proceedings relating to environmental matters. Some current and former sanofi-aventis subsidiaries have been named as “potentially responsible parties” or the equivalent under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (also known as “Superfund”), and similar statutes in the United States, France, Germany, Italy, Brazil and elsewhere. As a matter of statutory or contractual obligation, we and/or our subsidiaries may retain responsibility for environmental liabilities at some of the sites our predecessor companies, or our subsidiaries that we demerged, divested or may divest. We have disputes outstanding, for example, with Rhodia over environmental remediation at several sites no longer owned by the Group. An adverse outcome in such disputes might have a significant adverse effect on our operating results. See Note D.22.e) to the consolidated financial statements included at Item 18 of this annual report.

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

Risks Related to Financial Markets(1)

Fluctuations in currency exchange rates could adversely affect our results of operations and financial condition.

Because we sell our products in numerous countries, our results of operations and financial condition could be adversely affected by fluctuations in currency exchange rates. We are particularly sensitive to movements in exchange rates between the euro and the U.S. dollar, the British pound, the Japanese yen, and to a lesser extent to currencies in emerging countries. In 2007, approximately 33.8% of our net sales were realized in the United States. While we incur expenses in those currencies, the impact of currency exchange rates on these expenses does not fully offset the impact of currency exchange rates on our revenues. As a result, currency exchange rate movements can have a considerable impact on our earnings. When deemed appropriate, we enter into transactions to hedge our exposure to foreign exchange risks. These efforts, when undertaken, may fail to offset the effect of adverse currency exchange rate fluctuations on our results of operations or financial condition. For more information concerning our exchange rate exposure, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Liquidity risk.

As of December 31, 2007, the Group’s net debt amounted to €4.2 billion. In addition to debt outstanding, the Group has contracted a number of credit lines and put into place commercial paper and medium term note programs with the aim of providing liquidity. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In the event of a market-wide liquidity crisis, the Group may be faced with reduced access to sources of financing, including under programs currently in place, or less favorable conditions. Were our sources of financing to be substantially reduced, we cannot guarantee that the Group would be in a position to refinance existing debt or incur new debt on terms that we would consider to be commercially reasonable if at all.

Risks Relating to an Investment in our Shares or ADSs

Foreign exchange fluctuations may adversely affect the U.S. dollar value of our ADSs and dividends (if any).

As a holder of ADSs, you may face exchange rate risk. Our ADSs trade in U.S. dollars and our shares trade in euro. The value of the ADSs and our shares could fluctuate as the exchange rates between these currencies fluctuate. If and when we do pay dividends, they would be denominated in euro. Fluctuations in the exchange

(1)

Information in this section is complementary to Note B.8.8. to our consolidated financial statements included at Item 18 of this annual report, with regards to information required by IFRS 7, and is covered by our independent registered public accounting firms report on the consolidated financial statements.

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

At December 31, 2007, Total and L’Oréal, our two largest shareholders, held approximately 12.70% and 8.66% of our issued share capital, respectively, accounting for approximately 19.56% and approximately 14.68%, respectively, of the voting rights (excluding treasury shares) of sanofi-aventis. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” Affiliates of each of these shareholders are currently serving on our board of directors. To the extent these shareholders continue to hold a large percentage of our share capital and voting rights, Total and L’Oréal will remain in a position to exert heightened influence in the election of the directors and officers of sanofi-aventis and in other corporate actions that require shareholders’ approval.

Sales of our shares may cause the market price of our shares or ADSs to decline.

Neither Total nor L’Oréal are, to our knowledge, subject to any contractual restrictions on the sale of the shares each holds in our Company. Both of these shareholders have announced their intent to sell all or part of their stakes in our company, and L’Oréal has recently liquidated part of its holdings. Sales of a substantial number of our shares, or a perception that such sales may occur, could adversely affect the market price for our shares and ADSs.

Item 4. Information on the Company

Introduction

We are a global pharmaceutical group engaged in the research, development, manufacture and marketing of healthcare products. In 2007, our net sales amounted to €28,052 million. Based on 2007 sales, we are the fourth largest pharmaceutical group in the world and the largest pharmaceutical group in Europe (source: IMS sales year end 2007; all available channels). Sanofi-aventis is the parent of a consolidated group of companies. A list of the principal subsidiaries included in this consolidation is shown at Note E to the consolidated financial statements included under Item 18 of this annual report.

Our business includes two main activities: (i) pharmaceuticals and (ii) human vaccines through sanofi pasteur.

In our pharmaceutical activity, which generated net sales of €25,274 million in 2007, we specialize in six therapeutic areas:

•

Thrombosis: Our thrombosis medicines include two leading drugs in their categories: Plavix®, an anti-platelet agent indicated for a number of atherothrombotic conditions, and Lovenox®, a low molecular weight heparin indicated for prophylaxis and treatment of deep vein thrombosis and for unstable angina and myocardial infarction;

•	Cardiovascular: Our cardiovascular medicines include two major hypertension treatments: Aprovel® and Tritace®;

•

Metabolic Disorders: Our leading medicines for metabolic disorders include Lantus®, a long acting analog insulin which is a leading brand in the insulin market, and Amaryl®, a once-daily sulfonylurea. In 2006, we also started marketing Acomplia®, the first medicine of a new class of a selective CB1 receptor blocker indicated in Europe in the treatment of obese or overweight patients with associated type 2 diabetes or dyslipidemia risk factors;

•

Oncology: Our leading products in the strategic oncology market are Taxotere®, a taxane derivative representing a cornerstone therapy in several cancer types, and Eloxatine®, an innovative platinum agent, which is a leading treatment of colorectal cancer;

•

Central Nervous System (CNS): Our major CNS medicines include Stilnox®/Ambien CR®, the world’s leading insomnia prescription medication; Copaxone®, an immunomodulating agent indicated in multiple sclerosis; and Depakine®, a leading epilepsy treatment; and

•

Internal Medicine: In internal medicine, we are present in several fields. In respiratory/allergy, our products include Allegra®, a non-sedating prescription antihistamine, and Nasacort®, a local corticosteroid indicated in allergic rhinitis. In urology, we are present with Xatral®, a leading treatment for benign prostatic hypertrophy. In osteoporosis, we are present with Actonel®.

Our top fifteen products in terms of net sales generated in 2007 are Lovenox®, Plavix®, Lantus®, Taxotere®, Eloxatine®, Stilnox®/Ambien CR®, Copaxone®, Aprovel®, Tritace®, Allegra®, Amaryl®, Xatral®, Actonel®, Depakine® and Nasacort® which together accounted for 67.5% of our 2007 net sales for the pharmaceutical activity, or €17,071 million.

We are a major player in the vaccines industry, with net sales of €2,778 million in 2007 and with leading vaccines in five areas:

•

Pediatric combination vaccines providing protection against diseases such as pertussis, diphtheria, tetanus, and Haemophilus influenzae type b infections. Our main products are Daptacel®, Tripedia®, Act-HIB®, Pentacel®, Pediacel® and Pentaxim®/Pentavac®. We are also a leading producer of injectable poliomyelitis (polio) vaccines, such as Ipol® and Imovax® Polio, as well as oral polio formulations, all of which contribute to polio eradication and disease control strategies in both developed and developing countries;

•

Influenza vaccines such as Fluzone® and Vaxigrip®, used for seasonal campaigns in both hemispheres. Additionally, we manufacture pre-pandemic avian influenza vaccines (including H5N1 vaccines) as part of the global pandemic preparedness efforts in both our French and U.S. facilities;

•

Adult and adolescent booster vaccines protecting against pertussis, tetanus, diphtheria and polio. Our main products include: Adacel® (the first trivalent booster against pertussis, tetanus and diphtheria for adolescents and adults, launched in the United States in 2005), Decavac®, Repevax® and Revaxis®;

•

Meningitis vaccines, with Menactra®, a quadrivalent conjugate vaccine launched in the United States in 2005 and in Canada in 2006, Menomune®, a quadrivalent polysaccharide vaccine and a bivalent meningococcal A and C vaccine;

•

Travel, Endemic and Measles, Mumps and Rubella (MMR) vaccines, which include a wide range of products against hepatitis A, typhoid, rabies, yellow fever, Japanese encephalitis, cholera, MMR and anti-venoms. Key products include Imovax® Rabies, Verorab® , Typhim Vi®, Avaxim® and Vivaxim®.

In 2007, our vaccines activity was favorably impacted by the continued growth of two products launched in 2005 in the United States (Menactra® and Adacel®) and by the launch of Pentaxim® in the International region. Sanofi Pasteur also strengthened its leadership position in both seasonal and pre-pandemic flu.

We have a strong commitment to research and development with 30 research centers.

In the description below, the following should be kept in mind:

•

A drug can be referred to either by its international non-proprietary name (INN), or by its brand name, which is normally exclusive to the company that markets it. In most cases, our brand names, which may vary from country to country, are protected by trademark registrations. In general, we have chosen in this annual report to refer to our products by the brand names that we use in France, except for Allegra® (sold in France as Telfast®), Tritace® (sold in France as Triatec®), and Amaryl® (sold in France as Amarel®) as well as Ambien CR® (an extended-release formulation of zolpidem tartrate, not sold in France);

•	For our pharmaceutical activity, except where otherwise stated, all market share percentages and rankings are based on full-year 2007 sales figures from IMS Health MIDAS;

•

For our vaccines activity, market shares and rankings are based on our own estimates. We have assembled information based on various sources, including industry contacts, statistical information we have collected and information published by competitors or otherwise; and

•

We present our consolidated net sales from our leading products sold directly and through alliances. As regards the products sold through our alliance with BMS, we also present the worldwide sales of Plavix® and Aprovel® whether consolidated by sanofi-aventis or by BMS. A definition of worldwide sales can be found in “Item 5. Operating and Financial Review and Prospects — Results of Operations”.

A. History and Development of the Company

Sanofi-aventis was incorporated under the laws of France in 1994 as a société anonyme, a form of limited liability company, for a term of 99 years. We operate under the commercial name “sanofi-aventis”. Our registered office is located at 174, avenue de France, 75013 Paris, France, and our main telephone number is +33 1 53 77 40 00. Our principal U.S. subsidiary’s office is located at 55 Corporate Drive, Bridgewater, NJ 08807 ; Telephone : +1 (908) 981-5000.

We are present in more than 100 countries on five continents with around 100,000 employees worldwide at year end 2007. Sanofi-Synthélabo and Aventis, our legacy companies, bring to the Group more than a century of experience in the pharmaceutical industry.

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

Synthélabo was founded in 1970 through the merger of two French pharmaceutical laboratories, Laboratoires Dausse (founded in 1834) and Laboratoires Robert & Carrière (founded in 1899). In 1973, the

French cosmetics group L’Oréal acquired the majority of its share capital, and in 1988 Synthélabo launched two major products on the French market: Stilnox® and Xatral®. By 1994, Stilnox® had become the leading insomnia prescription medication worldwide (Source: IMS Health).

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

Rhône-Poulenc was formed in 1928 from the merger of two French companies: a chemical company created by the Poulenc brothers and the Société Chimique des Usines du Rhône, which was founded in 1895. The company’s activities in the first half of the 20th century focused on producing chemicals, textiles and pharmaceuticals (acetylsalicylic acid and penicillin). Rhône-Poulenc began to focus its activities on life sciences in the 1990s, which led to the successive purchases of Rorer, a U.S. pharmaceutical company acquired in two stages in 1990 and 1997, Pasteur Mérieux Connaught in the area of vaccines in 1994 and the U.K.-based pharmaceuticals company Fisons in 1995. Rhône-Poulenc’s main therapeutic fields were thrombosis with Lovenox®, oncology with Taxotere® and respiratory diseases with Nasacort®, and vaccines.

Subsequent to a bid to acquire all of the shares of Aventis announced in April 2004, Sanofi-Synthélabo took control of Aventis in August 2004 and changed its registered name to “sanofi-aventis”. On December 31, 2004, Aventis merged with and into sanofi-aventis, with sanofi-aventis as the surviving company.

For a description of our main acquisitions and divestitures since 2005, see Notes D.1 and D.2 to our consolidated financial statements included in Item 18 of this annual report.

B. Business Overview

Strategy

As a leading player in the pharmaceutical industry (no.1 in Europe and no.4 in the world based on 2007 IMS sales), sanofi-aventis has a mission to discover and develop innovative molecules and vaccines and make them available to patients throughout the world, while making a broad range of drugs accessible to as many people as possible thanks to a well-adapted mix of products in terms of price and therapeutic indications.

In a fast-changing industry environment, we remain highly adaptive and proactive in pursuing our development strategy:

•	Building on our key therapeutic fields

We have a global presence in a number of high-growth therapeutic fields: metabolic disorders (especially diabetes), thrombosis, cardiovascular diseases, oncology, central nervous system, internal medicine and vaccines.

Our aim is to continue to develop innovative products while preserving growth and profitability. We have eight blockbusters, each with annual sales of over one billion euros. These include Lantus®, the world’s leading insulin brand in the treatment of diabetes; Lovenox®, world leader in a growing market where prophylaxis is still undeveloped; Taxotere®, which ranks first among branded cytotoxic agents thanks to its broad range of indications; and Plavix®, which still has opportunities for growth due to the number of suitable patients who remain untreated.

Vaccines are another area of major development. Sanofi Pasteur is already very well established in high-potential markets like influenza, pediatric combination and poliomyelitis, booster vaccines, meningitis and also in cervical cancer with Gardasil®, a vaccine sold through the Sanofi Pasteur MSD joint venture in Europe.

Sanofi Pasteur is significantly expanding production capacity to meet market needs, while stepping up research and development and contracting alliances, such as the recent deals with Crucell and Acambis. The Group’s vaccines division, Sanofi Pasteur is also working to secure its long-term growth prospects by establishing alliances with biotechnology companies and research centers.

Finally, we aim to consolidate and maintain our “base business” — our mature product offering — which generates sales of over eight billion euros. See “Other Pharmaceutical Products”, below.

•	Maintaining our position in our established markets and enhancing our presence on tomorrow’s major markets through a regionalized approach

With tough economic conditions prevailing on our established markets, and especially in Europe, we intend to maintain our position by supporting our major products and by implementing targeted measures to bring our structures in alignment with downward price pressure from drug benefit providers.

In Japan, optimization of our marketing and distribution agreements is ongoing to bring back in-house sales previously made through alliances. We are also looking to new product launches and appropriate development of our existing products to fuel strong growth in Japan, thereby enhancing our position in the world’s second largest pharmaceutical market.

We also intend to support our future growth by fully exploiting the sizeable potential of selected developing markets. We are already a leading player in these markets — especially Brazil, Russia, India, China, and Mexico — thanks to a balanced and diversified product mix, tailored to each country’s specific needs. We are also adopting an ever more regionalized approach to our markets so as to take best advantage of local growth opportunities, with sales forces mirroring local healthcare systems to the largest extent possible, and production and development sites dedicated to serving local markets.

•	Selectively and continuously adapting our resources

We intend to continue selectively adapting our resources in each of the markets where we operate. On our mature markets, we are particularly conscious of the need to keep tight control over costs and staff numbers and are taking the cross-disciplinary initiatives needed to adapt our organizational structures and preserve the effectiveness of our leading-edge industrial facilities. In everything we do, we will be mindful of our responsibilities towards our employees, the broader community and environment and our ethical responsibilities. In developing markets, we will continue to invest in order to participate in local growth.

•	Optimizing our potential in Research and Development

We have one of the most innovative and promising research pipelines in the sector. Our intention is to target our R&D efforts on fields with major unsatisfied medical needs: metabolic disorders, thrombosis, cardiovascular diseases, sleep disorders, depression, oncology and vaccines. We are also keen to extend the geographical reach of our R&D through targeted new footholds and international knowledge sharing to strengthen our research capability. Finally, we will continue to boost our expertise in biotechnologies, in particular through alliances such as those recently concluded with Regeneron Pharmaceuticals and Dyax.

•	Continuing to promote access to medicines

Sanofi-aventis recognizes that the majority of the world population has little or no access to medicines, and works to develop programs adapted to their needs. Year on year, we reaffirm our commitment in six fields where major public health needs converge with our pharmaceutical expertise: malaria, tuberculosis, sleeping sickness, leishmaniosis, epilepsy and vaccination.

Principal Pharmaceutical Products

Within our pharmaceuticals business, we focus on six main therapeutic areas: thrombosis, cardiovascular, metabolic disorders, oncology, central nervous system and internal medicine.

Top 15 Products

The following table sets forth the net sales of our top 15 pharmaceutical products for the year ended December 31, 2007.

The sections that follow provide additional information on the indications and market position of our top 15 products in their principal markets. The Group’s intellectual property relating to our top 15 products is material to our operations and is described at “— Patents, Intellectual Property and Other Rights — Product Overview,” below. As disclosed in Note D.22.b) to our consolidated financial statements included at Item 18 of this annual report, we are involved in significant litigation concerning the patent protection of a number of our top 15 products including Lovenox®, Plavix®, Taxotere®, Tritace®, Eloxatine®, Stilnox®/Ambien CR®, Allegra®, Nasacort®, Xatral® and Actonel®.

Top 15 products

Therapeutic Area / Product Name	2007 Net Sales (€ million)	Drug Category /Main Areas of Use
Thrombosis
Lovenox® (enoxaparin sodium)	2,612	Low molecular weight heparin
		• Deep vein thrombosis • Unstable angina / non-Q-Wave myocardial infarction
Plavix® (clopidogrel bisulfate)	2,424	Platelet adenosine disphosphate receptor antagonist
		• Atherothrombosis

Cardiovascular
Aprovel® (irbesartan)	1,080	Angiotensin II receptor antagonist
		• Hypertension
Tritace® (ramipril)	741	Angiotensin Converting Enzyme Inhibitor
		• Hypertension • Congestive heart failure after myocardial infarction

Metabolic disorders
Lantus® (insulin glargine)	2,031	Long-acting analog insulin
		• Type 1 and 2 diabetes mellitus
Amaryl® (glimepiride)	392	Sulfonylurea
		• Type 2 diabetes mellitus

Oncology
Taxotere® (docetaxel)	1,874	Cytotoxic agent
		• Breast cancer • Non small cell lung cancer • Prostate cancer • Gastric cancer • Head and Neck cancer
Eloxatine® (oxaliplatin)	1,521	Cytotoxic agent
		• Colorectal cancer

Central Nervous System
Stilnox®/Ambien CR® (zolpidem tartrate)	1,250	Hypnotic
		• Sleep disorders
Copaxone® (glatiramer acetate)	1,177	Non-interferon immunomodulating agent
		• Multiple sclerosis
Depakine® (sodium valproate)	316	Anti-epileptic
		• Epilepsy

Internal Medicine
Respiratory/Allergy
Allegra® (fexofenadine hydrochloride)	706	Antihistamine
		• Allergic rhinitis • Urticaria
Nasacort® (triamcinolone acetonide)	294	Local corticosteroid
		• Allergic rhinitis
Urology
Xatral® (alfuzosin hydrochloride)	333	Uroselective alpha1-blocker
		• Benign prostatic hypertrophy
Osteoporosis
Actonel® (risedronate sodium)	320	Biphosphonate
		• Osteoporosis

Thrombosis

Thrombosis occurs when a thrombus, or blood clot, forms inside a blood vessel. Left unchecked, a thrombus can eventually grow large enough to block the blood vessel, preventing blood and oxygen from reaching the organ being supplied. Our principal products for the treatment and prevention of thrombosis are:

Lovenox®/Clexane®

Lovenox® (enoxaparin sodium) is the most widely studied and used low molecular weight heparin (LMWH) in the world. It has been used to treat an estimated 200 million patients in 100 countries since it was first introduced in 1987 and is approved for more clinical indications than any other LMWH. A comprehensive dossier of clinical studies has demonstrated the benefits and safety of Lovenox® in the prophylaxis and treatment of deep vein thrombosis (DVT) and in acute coronary syndromes (ACS). It has become the product of reference in clinical trials for the development of new anti-coagulants in both venous and arterial indications.

In the cardiovascular field, Lovenox® was approved in the United States in May 2007 for the treatment of patients with ST-segment Elevation Myocardial Infarction (STEMI) after a priority review. Lovenox® was also approved for this indication in 2007 in other countries including France and Germany. The registration process for this indication is ongoing in the rest of Europe and the world.

This success is based on EXTRACT-TIMI 25, a Phase III clinical trial published in the New England Journal of Medicine in 2006. This study included over 20,000 acute STEMI patients. Lovenox® was shown to be superior to unfractionated heparin (UFH). The sustained reduction of death and myocardial infarction at 1 year evidenced in ExTRACT in 2007 confirmed the sustained superiority of Lovenox® over the UFH strategy in reducing death and myocardial infarction. Each year, more than 1 million people worldwide suffer from STEMI.

In patients undergoing elective percutaneous coronary intervention (PCI) or coronary angioplasty, the STEEPLE study has shown that a single intravenous bolus of Lovenox® is associated with significantly less major bleeding, more predictable anticoagulation levels and similar efficacy compared with the current standard, UFH. These data were confirmed in 2007 with the STEEPLE 1-year data where Lovenox® was associated with significantly lower incidence of early major bleeding with a 1-year mortality comparable with UFH.

In the major field of medical — as opposed to surgical — prophylaxis of venous thromboembolism, Lovenox® continues to grow and gain patient share from UFH in the United States (Source: Solucient).

PREVAIL has assessed the efficacy of Lovenox® versus UFH in the prevention of thromboembolic events in post-ischemic stroke patients. The PREVAIL study showed that in acute ischemic stroke patients treated with Lovenox, the risk of having a venous thromboembolism (VTE) was significantly lowered when compared to UFH. PREVAIL was presented at the American Stroke Association Congress in February 2007 and published in the Lancet in April 2007.

EXCLAIM assessed the benefit of extended thromboprophylaxis in acutely ill medical patients with reduced mobility. It has shown that extending prophylaxis with Lovenox® to five weeks is more effective than standard duration (10 days) for reducing the risk of venous thromboembolism (VTE). With EXCLAIM, Lovenox® is confirmed as a reference therapy for VTE prevention in patients with prolonged immobilization. The EXCLAIM study was presented at the International Society of Thrombosis and Hemostasis (ISTH) in July 2007 and has been submitted for publication.

In terms of medical practice registries, GRACE (the Global Registry of Acute Coronary Events) continues and as of today, has evaluated more than 95,000 patients worldwide with acute coronary syndrome and led to the publication of 63 manuscripts in a variety of peer review medical journals.

In the field of venous thrombosis prevention, ENDORSE has collected hospital medical practice data on a historically wide scale, with 68,000 patients in 358 hospitals, 32 countries and five continents. This registry has enrolled medical and surgical patients at risk and has showed the high prevalence (52%) of patients at risk of venous thrombo-embolism (VTE) and the need to improve effective prophylaxis: only 50% of patients have received a method of VTE prophylaxis recommended by international guidelines.

In January 2008 Lovenox®/Clexane® was approved for marketing in Japan for the prevention of VTE in patients undergoing orthopaedic surgery of the lower limbs such as total hip replacement, total knee replacement and hip fracture surgery. Approval of other indications is expected to follow.

Lovenox®/Clexane® is the leader in anti-thrombotics in the United States, Germany, France, Italy, Spain, and United Kingdom (source: IMS/GERS for France, 2007 sales, all available channels).

Plavix® / Iscover®

Plavix® (clopidogrel bisulfate), a platelet adenosine diphosphate (ADP) receptor antagonist with a rapid onset of action that selectively inhibits platelet aggregation induced by ADP, is indicated for long-term prevention of atherothrombotic events in patients with a history of recent myocardial infarction, recent ischemic stroke or established peripheral arterial disease. Plavix® is currently the only drug indicated for the secondary prevention of atherothrombosis regardless of the location of the arteries initially affected (heart, brain, lower limbs). This indication is supported by the results of the landmark CAPRIE trial, including almost 20,000 patients. CAPRIE demonstrated the superior efficacy of Plavix® over acetylsalicylic acid (ASA, the active ingredient of Aspirin®), with a comparable safety profile.

Plavix® was launched in 1998, and is now marketed in over 80 countries, including the United States, through our alliance with Bristol-Myers Squibb (BMS). In Japan a New Drug Application (NDA) for marketing authorization was approved in January 2006 and launch took place in May 2006. In October 2007 the Japanese Health Authorities approved a new indication in cardiology for patients with Acute Coronary Syndrome for whom percutaneous coronary intervention is being planned. Sales of Plavix® in Japan are consolidated by sanofi-aventis and are outside the scope of our alliance with BMS.

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

Also in the cardiology field, the results of the CLARITY and COMMIT clinical trials have led to the approval of a new indication in ST-segment elevation ACS (Q-wave myocardial infarction). This approval was granted by the U.S. Food and Drug Administration (FDA) in August 2006 and by the European Medicines Agency (EMEA) in September 2006.

The CLARITY trial, which enrolled nearly 3,500 patients, demonstrated that Plavix®, added to standard therapy including fibrinolytics and ASA, significantly reduced the odds of acute myocardial infarction patients having another occluded artery, a second heart attack or dying after one week of hospitalization, as well as the odds of clinical events such as cardiovascular death, recurrent myocardial infarction and certain recurrent ischemias at 30 days.

The COMMIT trial, which enrolled nearly 46,000 patients, demonstrated that Plavix®, added to standard therapy including ASA, significantly reduced mortality in acute myocardial infarction patients at day 28 in an in-hospital setting.

The indications resulting from the results of the CURE, CLARITY and COMMIT trials make Plavix® a cornerstone therapy in management of ACS patients.

Other studies have also further explored the role of clopidogrel bisulfate in various patients’ profiles (mostly atherothrombotic patients):

•

The results of the CREDO clinical trial, published in November 2002, confirmed the therapeutic value of Plavix® in the early- and long-term prevention of atherothrombotic events in patients having undergone coronary angioplasty, either with or without stenting. The CREDO trial, conducted in over 2,000 patients, demonstrated the efficacy of Plavix®, which reduces the relative risk of atherothrombotic events by 27% after one year;

•

The MATCH trial results released in May 2004 showed that ASA did not provide additional clinical value (benefit/risk ratio) in specific patients who have recently experienced a stroke or transient ischemic attack when added to Plavix® and other standard therapies.

The results of the CHARISMA trial were released at the 55th Annual Scientific Session of the American College of Cardiology in March 2006. The CHARISMA trial enrolled over 15,600 patients and aimed to demonstrate the clinical value of Plavix® on top of standard therapy including ASA in patients at high risk of future cardiovascular events. The study findings did not demonstrate an improvement of the risk/benefit ratio but significant differences by sub-group:

•

on the one hand, in patients with established atherothrombotic diseases (also referred to as secondary prevention), clopidogrel bisulfate in addition to ASA reduced the relative risk of recurrent heart attack, stroke or cardiovascular death by a statistically significant 12.5%, compared to patients receiving placebo and ASA. These patients accounted for almost 80% of the total CHARISMA study population;

•

on the other hand, patients with multiple risk factors but no clearly established vascular disease did not benefit from the addition of clopidogrel bisulfate to ASA, with a 20% relative risk increase. These patients represented approximately 20% of the overall study population. In this patient subgroup, there was an excess in cardiovascular mortality as well as a non-statistically significant increase in bleeding observed in patients treated with clopidogrel bisulfate and ASA.

Other planned or ongoing clinical trials that are designed to support the long-term value of Plavix® by providing complementary clinical data include:

•

ACTIVE, which is intended to assess the value of Plavix® in patients with atrial fibrillation for the prophylaxis of cardio-embolic events. This study has completed recruitment (14,000 patients included, currently in the follow-up phase). While one arm of the study — ACTIVE-W — was terminated early, the other two arms, ACTIVE-A and ACTIVE-I, are ongoing. Results are expected in the third quarter of 2008;

•

the CURRENT study aims to optimize the dosing regimen of clopidogrel bisulfate in 12,000 patients with non ST elevation ACS, and planned to receive a stent. A loading dose of 600 mg followed by 150 mg daily for two weeks then followed by 75 mg daily is compared to the currently approved regimen (300 mg loading dose followed by 75 mg daily). The recruitment started in 2006 and results are expected in the fourth quarter of 2008.

Since 2003, following an FDA written request for pediatric data, the development of a pediatric indication for Plavix® in the United States is ongoing. The dose ranging Phase II (PICOLO study) has helped determine the right dose to be studied in Phase III (CLARINET).

In addition to randomized controlled trials, one of the largest observational studies was initiated in 2003 to evaluate the real-life risk of patients with atherothrombosis. This registry, called REACH (Reduction of Atherothrombosis for Continued Health) includes 63,000 patients in more than 44 countries. The one-year results published in the landmark journal JAMA show a considerable rate of events, although in a population receiving the contemporary standard of care. This illustrates the high burden of atherothrombotic disease and the need to evolve pharmacological management more aggressively.

In the United States, the FDA approved a new dosage in October 2007: the 300 mg tablet, indicated in the setting of the loading dose for patients with Acute Coronary Syndromes.

The extensive clinical program for Plavix®, including all completed, ongoing and planned studies, is one of the largest of its kind and will enroll more than 100,000 patients overall. In addition, over 70 million patients worldwide are estimated to have been treated with Plavix® since its launch, providing significant evidence of real-life efficacy and safety experience with this product.

Plavix® sales in the United States were negatively impacted in 2006 and early 2007 following the launch of an at-risk generic of 75-mg clopidogrel bisulfate in August 2006. In June 2007, the U.S. District Court for the Southern District of New-York confirmed the validity of the Plavix® patent in the United States and forbade the generic company from marketing generic clopidogrel bisulfate in the United States until the patent expires in 2011. The generic company appealed this decision to the Court of Appeals for the Federal Circuit, and oral argument took place March 3, 2008. See Note D.22 to our consolidated financial statements at Item 18.

Plavix® remains the leading product in the European and the U.S. markets for anti-platelet agents (source: IMS/GERS for France, 2007 sales, all available channels).

Cardiovascular

Within the cardiovascular market, hypertension remains the most prevalent disease. Hypertension is defined as blood pressure above the normal level and is one of the main causes of severe kidney, heart, brain, blood vessel and eye complications. Our principal products for the treatment of cardiovascular diseases are:

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

Aprovel® was launched in 1997 and is now marketed in more than 80 countries, including the United States (under the brand name Avapro®), through an alliance with Bristol-Myers Squibb (BMS). In Japan the product is licensed/sub-licensed to Shionogi Company Limited and Dainippon Sumitomo Pharma Company Limited respectively. The application for marketing authorization for the treatment of hypertension was resubmitted at the end of 2006, after it was supplemented with additional studies at the request of the Japanese health authorities. The launch is planned mid-2008.

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

In August 2006, the European Medicines Agency (EMEA) approved a new fixed dose combination of 300 mg Aprovel® with 25 mg of HCTZ under the brand name CoAprovel®. This new dosage was also approved by the FDA in November 2007 under the brand name Avalide®. Avalide® may be used in appropriate patients whose blood pressure is not adequately controlled on monotherapy, and can now be used as initial therapy in appropriate patients who are likely to need multiple drugs to achieve their blood pressure goals.

The results of two further efficacy trials were released in 2006, demonstrating the benefits of rapid blood pressure control with CoAprovel® as a first-line treatment in patients with severe and moderate hypertension. These data have been integrated in the legal notices in Europe and led to a new marketing authorization for

Avalide® in the United States in November 2007 for the first line treatment of patients with a severe to moderate hypertension.

Several clinical trials are ongoing in an effort to demonstrate the effects of Aprovel® beyond blood pressure control:

•

i-PRESERVE evaluates the benefit of Aprovel® in the treatment of heart failure with preserved systolic function, a common but not well recognized form of heart failure. This 4,100-patient study was initiated in 2002. Results are expected by the end of 2008; and

•

ACTIVE-I evaluates the efficacy of Aprovel® combined with clopidogrel bisulfate (the active ingredient in Plavix®), in preventing complications in patients suffering from atrial fibrillation. We began this clinical program in 2003, with enrolment for the 10,000-patient study ongoing. Results are expected by the end of 2008.

In 2007, based on the total sales of Aprovel® /Avapro®/Karvea® and CoAprovel®/Avalide®/Karvezide®, we rank third in Europe and in the United States among the angiotensin II receptor antagonists in the hypertension market. (source: IMS, 2007 sales).

Tritace®/Triatec®/Delix®/Altace®

Tritace® (ramipril) is an angiotensin converting enzyme (ACE) inhibitor indicated for the treatment of hypertension, congestive heart failure following myocardial infarction and nephropathy. The Heart Outcomes Prevention Evaluation (HOPE) study showed it to be effective in reducing the incidence of stroke, heart attacks and cardiovascular-related death in high-risk patients. Tritace® is the only ACE inhibitor approved for the prevention of stroke, heart attack and death in people at high risk for cardiovascular events and has the broadest spectrum of indications for the treatment of cardiovascular disease.

The new European Society of Hypertension (ESH) / European Society of Cardiology (ESC) guidelines on the management of hypertension published in June 2007 have highlighted the importance of taking global cardiovascular risk into account and the need to control hypertension. Based on the protective effect shown in the HOPE study, the available combinations with diuretics (ramipril + hydrochlorothiazide) and calcium channel blockers (ramipril + felodipine) are listed as preferred combinations in the newest guidelines for physicians to help patients reach their blood pressure goals without worsening their metabolic profile.

The three leading countries for sales of Tritace® in 2007 were Italy, Canada and France (source: IMS, 2007 sales). Generic ramipril became available in Canada in 2007, negatively affecting our sales there.

Tritace® is marketed by King Pharmaceuticals in the United States under the brand name Altace®.

Metabolic Disorders

The prevalence of diabetes is expected to increase significantly over the next 20 years, as a direct result of sedentary life style, excessive weight and obesity, unhealthy diet and population aging. Our principal products are Lantus®, an insulin analog, and Amaryl®, a sulfonylurea. Sanofi-aventis is planning to strengthen its presence in metabolic disorders in particular with the launch of Acomplia®, a blocker of CB-1 receptors critically involved in the regulation of body mass and body weight, lipid metabolism and insulin resistance.

Lantus®

Lantus® (insulin glargine) is a long-acting basal insulin analog, offering improved pharmacokinetic and pharmacodynamic profiles compared to neutral protamine hagedorn (NPH) insulin. Lantus® is indicated for once-daily subcutaneous administration in the treatment of adult patients with type 2 diabetes mellitus (T2DM), who require basal insulin for the control of hyperglycemia, and for adult and pediatric patients of six years and above with type 1 diabetes mellitus (T1DM).

Lantus®, the number-one prescribed insulin in the world (IMS 2007), is the only, once-daily, 24-hour duration of action, peakless basal insulin.

The uniqueness of the Lantus® profile was recently confirmed again in a direct comparison to another basal insulin analog where much greater effect from 12h to 24h after administration was observed with Lantus®. Thus, Lantus® was shown to have activity levels more than 4 times greater than those of the other basal insulin analog during this time period. Importantly, the same study showed a marked and highly significant difference in terms of duration of action: Lantus® showed a 24-hour coverage whereas the other basal insulin analog had a duration of action of only 17.5 hours.

The Lantus® profile allows a once-daily regimen that can be taken at any time (albeit at the same time every day) with titration under safer conditions and less hypoglycemia than with the basal human insulin NPH. Patients can titrate Lantus® easily and safely toward Fasting Plasma Glucose target thanks to the Lantus® profile. Thus, the results in terms of glycemic control are particularly consistent with Lantus® given once-a-day and properly titrated: e.g., the final mean A1C (HbA1c, a measure indicating good control of long-term blood sugar levels) on Lantus® ranged from 6.9% to 7.2% in seven studies where aggressive titration was performed and strict monitoring was used.

A number of controlled and randomized studies have investigated the efficacy and safety of Lantus® plus prandial (meal-time) insulins in Type 1 diabetes mellitus. For instance, the one-year Porcellati study showed that in patients treated with NPH four times per day plus lispro (a fast-acting insulin analog) and randomized to either continue NPH four times per day or to switch to once daily Lantus® at dinner, A1C did not change with NPH and decreased with Lantus® (from 7.1% to 6.7%).

A number of controlled and randomized studies have investigated the efficacy and safety of Lantus® plus oral anti-diabetic agents (OADs) in Type 2 diabetes mellitus:

•

The 24-week Treat-to-Target study showed that, compared with NPH, significantly more type 2 diabetic patients treated with Lantus® achieved a target goal of A1C under or equal to 7%, without having an episode of nocturnal hypoglycemia. The rates of hypoglycemia were statistically lower with Lantus® relative to NPH;

•	A recent metanalysis of 11 studies comparing Lantus® to NPH, confirmed a lower rate of hypoglycemia with Lantus® as compared to NPH in patients with either type 1 or type 2 diabetes;

•

The APOLLO study compared two strategies for insulin initiation in patients with type 2 diabetes after OAD failure: a prandial versus a basal insulin strategy with Lantus®. APOLLO showed that after OAD failure in type 2 patients Lantus® reduces A1C to target with fewer hypoglycemic events and less injections and blood glucose monitoring than with a prandial insulin strategy;

•

The INITIATE study showed that Lantus® is an easy and effective way for insulin initiation in patients with type 2 diabetes on OADs. In this study, within 24 weeks, Lantus® lowered A1C by 2% to reach a mean A1C of 6.8-6.9% with a concomitant treatment satisfaction improvement; and

•

The 5001 trial, an observational study of everyday practice conducted in more than 12,000 patients, showed that Lantus®, when added to oral diabetes medications, brings the patients to target A1C of 7.0% after a 9-month period. This glycemic control is sustained in the long term, 20 months after Lantus® initiation. The neutral effect on weight observed at 9 months was confirmed at 20 months.

Sanofi-aventis has set-up a comprehensive clinical program to evaluate the acute and long-term effect of Lantus® on cardiovascular outcomes.

•

As part of this broad effort, the INTENSIVE trial will compare the effects of tight glycemic control using insulin glargine and insulin glulisine (Apidra®) to usual care on cardiac function (infarction size) in patients with STEMI. Results are anticipated in 2009;

•

The ORIGIN trial is a large ongoing worldwide morbidity/mortality trial and will determine if Lantus®-mediated normoglycemia reduces cardiovascular events in high-risk dysglycemic patients. The recruitment of ORIGIN has been completed with over 12,000 subjects from 40 countries, who are being followed for at least 4 years. Results are expected in 2010;

•

Encouraging results come from the ROLE registry of healthcare claims in more than 20,000 patients with type 2 diabetes from an U.S. national managed care database. It has been found that the initiation of insulin therapy with Lantus® was associated with a lower incidence rate of subsequent myocardial infarction as compared with NPH insulin The unadjusted incidence rate of MI events was reduced by 42% when patients were treated with Lantus®.

The new disposable insulin pen, Lantus® SoloSTAR®, was approved by the EMEA in September 2006 and by the U.S. FDA in April 2007. In 2007 Lantus® SoloSTAR® was launched in numerous countries around the world including the United States, France, Germany, United Kingdom, Italy, Spain, and Australia. Additional launches in the rest of the world are planned for 2008.

The portfolio of injection devices available for the administration of Lantus® also includes Lantus® OptiSet® (a disposable pen) and OptiPen® / OptiClik® (reusable pens) as well as Autopen®24 from Owen Mumford Ltd.

Lantus® has been launched in over 70 countries worldwide.

Lantus® has been the leading insulin brand worldwide since 2005. It is also the leading insulin brand worldwide in units sold. The United States is the largest contributor to Lantus® sales, followed by Germany and France (source: IMS, 2007 sales, all available channels).

Amaryl®/Amarel®/Solosa®

Amaryl® (glimepiride) is a once-daily sulfonylurea for the oral treatment of type 2 diabetes, as an adjunct to diet and exercise. Sulfonylureas are part of the guidelines for the first step of treatment for type 2 diabetes patients. Studies also prove the effective combination of Amaryl® with Lantus®, if oral treatment alone does not provide tight diabetes control. Amaryl® reduces the body’s blood sugar level in two ways: by helping the body to produce more insulin both at mealtime and between meals and by decreasing insulin resistance. Studies demonstrate that a patient using Amaryl® can achieve a very good level of control with a low risk of hypoglycemia.

Acomplia®

Acomplia® (rimonabant) is the first in a new class of therapeutics called selective CB-1 receptor blockers which regulates energy balance and body weight, and improves glucose and lipid metabolism. Rimonabant is indicated in the treatment of obese or overweight patients with associated cardiometabolic risk factors such as type 2 diabetes or dyslipidemia.

Throughout extensive Phase III clinical trials it has been shown that treatment with Acomplia® results in reduction in weight and waist circumference (a key marker of abdominal obesity), together with improvements on HDL-C, TG and glycemic control in a broad range of patients with multiple cardio-metabolic risk factors. Approximately half of the improvements seen with Acomplia® on HDL-C, TG and HbA1C (a marker of glycemic control) is believed to arise directly from blockade of peripheral CB-1 receptors in metabolically active tissues such as the liver, adipose tissues, pancreas and skeletal muscles.

With the aim of establishing rimonabant’s efficacy in the control of type 2 diabetes and ultimately demonstrating its role in the prevention of type 2 diabetes and cardiovascular diseases, an ambitious life cycle management plan has been set up with 11 Phase IIIb clinical studies involving nearly 25,000 patients, investigating the interest of Acomplia® in the treatment of pre-diabetic and diabetic patients versus an active comparator and in combination with insulin. The latest release of data of the SERENADE study demonstrated that patients treated with rimonabant, as a monotherapy, showed significantly improved HbA1c, robust weight loss, reduced waist circumference and improved lipid profile. The results of SERENADE were included in the European regulatory authorities’ updated Summary of Products characteristics in November 2007.

In Japan, the results of a Phase IIb study were consistent in terms of benefits on weight and cardio-metabolic risk factor reduction as compared to the results of previous European and U.S. studies. Rimonabant demonstrated a good safety profile in this population. In addition, a significant reduction in visceral fat was observed in patients who underwent CT-scan. Phase III studies are currently in progress for two indications: diabetes and weight management. A submission in Japan is planned for 2009 in obesity.

In the United States, the FDA Endocrinologic and Metabolic Drugs Advisory Committee, held in June 2007, voted against recommending approval of rimonabant (Zimulti® in the United States) for the treatment of obese and overweight patients with associated risk factors. Consequently, sanofi-aventis decided to withdraw the New Drug Application (NDA) in the United States. Sanofi-aventis is confident in the positive benefit to risk ratio of rimonabant 20mg when used in the appropriate population and is committed to making rimonabant available to patients in the U.S. market.

Rimonabant (Acomplia®) was approved in Europe in June 2006. It is now approved in 52 countries and has already been launched in 21, including Germany, the United Kingdom, France (since the first quarter of 2007) and some other countries of Europe and Latin America. More than 250,000 patients have been prescribed Acomplia®. Sanofi-aventis has implemented responsible promotion and extensive medical education for Acomplia® to be properly used in the appropriate population.

Acomplia® has been listed in major guidelines by academic societies in the cardiometabolic field: International Diabetes Federation (IDF), European Society of Hypertension (ESH/ESC), European Society of Cardiology (ESC cardiovascular disease prevention).

The Group is working towards a submission of a Type 2 diabetes indication in 2009 and in cardiovascular disease in 2011.

Oncology

Sanofi-aventis is a leader in the oncology field, primarily in chemotherapy, with two major agents: Taxotere® and Eloxatine® .

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

Taxotere® was first licensed in 1995 in Europe, for use in patients with locally advanced or metastatic breast cancer. The following year, it was granted approval in the United States, Canada and Japan. It is now available in more than 100 countries and, in the 11 years since its launch, Taxotere® has gained approval for use in eleven indications in five different tumor types — breast, prostate, gastric, lung and head and neck.

Taxotere® is indicated for early stage and metastatic breast cancer, first-line and second-line metastatic non-small cell lung cancer (NSCLC), androgen-independent (hormone-refractory) metastatic prostate cancer, advanced gastric adenocarcinoma, including adenocarcinoma of the gastroesophageal junction and for the induction treatment of patients with locally advanced squamous cell carcinoma of the head and neck.

In breast cancer Taxotere® is now used in a variety of doses and schedules, as first-line and second-line treatment. It has demonstrated a survival benefit in five studies for four indications in this setting: as monotherapy, or in combination with doxorubicin, capecitabine or trastuzumab.

Taxotere® received Priority Review in June 2007 by the Ministry of Health, Labour and Welfare (MHLW) of Japan following a supplemental New Drug Application (sNDA) for a new indication as a treatment of metastatic hormone refractory prostate cancer submitted in February 2007. Only a limited number of drugs with health insurance coverage are used to treat mHRPC in Japan. For this reason, Japanese urologists requested that the Japan Society of Clinical Oncology, the Japanese Urological Association and the Japanese Society of Medical Oncology solicit MHLW to perform a fast review for Taxotere® in this indication.

A meta-analysis of Individual Patient Data (IPD) including 2,867 patients from seven clinical trials demonstrated a significant overall survival benefit of Taxotere® over vinca-alkaloid-based regimens in the treatment of first line advanced Non Small Cell Lung Cancer (NSCLC) patients. Efficacy results of this IPD meta-analysis, called DOCMA-LC (DOCetaxel Meta-Analysis in Lung Cancer), were presented at the 12th World Conference on Lung Cancer in Seoul in September 2007. The aim of DOCMA-LC was to assess the overall survival and tolerability as well as to validate surrogate endpoints from all randomized clinical trials comparing Taxotere®-based chemotherapy to vinorelbine- or vindesine-based chemotherapy regimens in first-line treatment of advanced NSCLC. The findings of DOCMA-LC confirm the significant superiority of Taxotere®-based regimens compared to vinca-alkaloid regimens in terms of overall survival.

Important new results of two major clinical studies on Taxotere® were published in the same edition of the New England Journal of Medicine in October 2007. The Tax 324 study is a Phase III trial of Taxotere®, Cisplatin and 5-Fluorouracil versus Cisplatin and 5-Fluorouracil induction chemotherapy, followed by chemoradiotherapy in patients with locally advanced squamous cell carcinoma of the head and neck; the previous Tax 323 study was conducted in inoperable patients only. Both studies confirmed significantly improved overall survival in patients with Taxotere®-based regimen.

The top four countries contributing to the sales of Taxotere® in 2007 were respectively the United States, France, Germany and Japan (based on 2007 net sales).

Eloxatine®

Eloxatine® (oxaliplatin) is currently the only platinum agent indicated both for the treatment of metastatic colorectal cancer and for the adjuvant treatment of stage III colon cancer.

In the United States, France, Germany, Italy, Spain, the United Kingdom and Japan more than 500,000 people are diagnosed every year with colorectal cancer for the first time. Colorectal cancer is the second cause of death from cancer in the United States. Colorectal cancer with distant metastases (referred to as “stage IV”) makes up around 30% of all new colorectal cancer diagnoses per year. When diagnosed at an early stage, chances of cure with surgery increase dramatically. Chemotherapy is used as an adjuvant therapy to surgery in order to reduce the risk of recurrences.

The development of Eloxatine® has led to major progress in the treatment of metastatic colorectal cancer. Thanks to its demonstrated ability to reduce the size and number of liver metastases, Eloxatine® increases the chances of having complete surgical removal of liver metastases and has given the hope of a potential cure in a significant proportion of patients with initially unresectable liver metastases. Further, in patients with resectable liver only metastases from colorectal cancer, the results of the EPOC study presented on behalf of the European Organisation for Research and Treatment of Cancer (EORTC) at the 43rd American Society of Clinical Oncology (ASCO) meeting in June 2007 demonstrated that peri-operative chemotherapy with Eloxatine® given in combination with 5-fluorouracil/leucovorin (the FOLFOX regimen) significantly reduced the risk of relapse by 27% compared to surgery alone.

Due to its consistently high and sustained efficacy in treating metastatic colorectal cancer, the FOLFOX regimen is a mainstay treatment of metastatic colorectal cancer in the United States, Europe and certain countries in the Asia-Pacific region.

Eloxatine® has been developed for adjuvant treatment of colon cancer. The 6-year survival analysis of the MOSAIC study presented at ASCO 2007 shows that FOLFOX significantly improved the overall survival in Stage III colon cancer surgically resected. Eloxatine® was the first anticancer agent to result in a significant improvement of the adjuvant treatment of colon cancer in a decade. FOLFOX is now the standard treatment for stage III colon cancer patients who have undergone complete resection of the primary tumor.

Following the end of the Eloxatine® European regulatory data exclusivity in April 2006, a number of oxaliplatin generics have received marketing authorization and have now been launched throughout Europe.

Eloxatine® is in-licensed from Debiopharm and is marketed in nearly 70 countries worldwide.

Central Nervous System

We have long-standing expertise in the Central Nervous System therapeutic area. Our principal products in this area are:

Stilnox®/Ambien®/Myslee®

Stilnox® (zolpidem tartrate) is the leading hypnotic worldwide and is indicated in the short-term treatment of insomnia. Stilnox® is both chemically and pharmacologically distinct from benzodiazepines, and is distinguished by its selective binding to receptors that are presumed to mediate hypnotic activity. Due to this characteristic, Stilnox® rapidly induces sleep that is qualitatively close to natural sleep and devoid of certain side effects that are characteristic of the benzodiazepine class as a whole. Its action lasts for a minimum of six hours, and it is generally well tolerated, allowing the patient to awake with a reduced risk of impaired attention, decreased alertness or memory lapses throughout the day. The risk of dependence is minimal when Stilnox® is used at the recommended dosage and duration of use. Stilnox® is currently the only hypnotic demonstrated to be suitable for “as needed” use based on an extensive program of eight clinical trials, which together enrolled over 6,000 patients. This mode of administration avoids the systematic intake of a hypnotic by patients who suffer only occasionally from insomnia.

We believe that Stilnox® is also one of the most studied hypnotics in the world to date, as data on its efficacy and safety have been generated from 160 clinical trials involving 80,000 patients worldwide.

To improve further the efficacy of Stilnox® in sleep maintenance without inducing next-day residual effects, we have developed a controlled release formulation of zolpidem tartrate, zolpidem CR (controlled release). Two three-week placebo-controlled studies conducted in sleep laboratories, ZOLADULT and ZOLELDERLY, assessed the efficacy and safety of Ambien CR® (zolpidem CR) in the treatment of patients experiencing insomnia. The studies showed that Ambien CR® improved sleep maintenance, sleep duration and the ability to fall asleep compared to a placebo. We launched Ambien CR® in the United Sates in September 2005. Ambien CR® is indicated for the treatment of insomnia with sleep induction and/or sleep maintenance disorders. A clinical development program has also been initiated in Japan, with results expected in 2008.

Stilnox® was first launched in 1988 in France and is marketed today in over 100 countries. It was launched in Japan (where it is sold under the brand name Myslee®) in December 2000 and became the leading hypnotic on the market within three years of its launch. Myslee® has been copromoted jointly with Astellas since 2006. As part of the restructuring of our joint activities with Astellas in Japan, we obtained certain rights over Myslee® at the end of 2007.

Generic zolpidem tartrate has been available in France since January 2004. In the United States, the first generics of the immediate release formulation of Ambien® have been available since April 2007.

Myslee® is the leading hypnotic brand in Japan (source: IMS 2007 sales).

Copaxone®

Copaxone® (glatiramer acetate) is an immunomodulating agent indicated for reducing the frequency of relapses in patients with relapsing-remitting multiple sclerosis. This disease-modifying drug is characterized by an original and specific mode of action on multiple sclerosis. Clinical studies have shown that Copaxone® is more effective than placebo at two years, but also that it has a clinical efficacy over twelve years both in reducing relapses and progression of disability. A significant effect on lesions has also been confirmed by nuclear magnetic resonance imaging.

Copaxone® was first launched in 1997 in the United States and between 2000 and 2002 in Europe. It is in-licensed from Teva and marketed via our alliance with that company. From March 31, 2008 Teva will assume the Copaxone® business, including sales of the product, in the United States and Canada. Additional details on this alliance can be found in “— Alliances” below.

In Europe in 2004, in cooperation with our alliance partner Teva, we launched a new formulation of the product — a pre-filled syringe — in order to improve product delivery and patient comfort. In June 2007, the application for up to one month room temperature storage of the pre-filled syringe was approved in the United States and Europe, bringing increased comfort to patients in transporting and storing Copaxone®.

The three leading countries are the United States, Germany, and France (source: IMS, 2007 sales).

Depakine®

Depakine® (sodium valproate) is a broad-spectrum anti-epileptic that has been prescribed for 40 years. Numerous clinical trials, as well as long years of experience have shown that it is effective for all types of epileptic seizures and epileptic syndromes, and is generally well tolerated. Consequently, Depakine® remains a reference treatment for epilepsy worldwide. The SANAD study published in 2007 in The Lancet demonstrates that Depakine® is still the treatment of choice in generalized or unclassified epilepsies given its benefit/risk ratio in women of childbearing potential.

Depakine® is also registered throughout Europe and in other countries in the world in the treatment of manic episodes associated with bipolar disorder and in some countries in the prevention of mood episodes. Sodium valproate is recommended as a first-line treatment in these indications by international guidelines such as the guidelines of the American Psychiatric Association, the United States Expert Consensus Guideline Series and the U.K. NICE Guidance.

We provide a wide range of formulations of Depakine® (syrup, oral solution, injection, enteric-coated tablets and Chrono, a sustained release formulation in tablets) permitting its adaptation to most types of patients. Depakine Chronosphere™, a new innovative, tasteless, sustained release formulation of Depakine® packaged in stick packs, facilitating its use by children, the elderly and adults with difficulties swallowing, is available in some European countries.

Depakine® is marketed in over 100 countries, including the United States, where it is licensed to Abbott.

Internal Medicine

Our main products in the internal medicine therapeutic area are in the fields of respiratory/allergy, urology and osteoporosis.

Respiratory/Allergy

Allegra®/Telfast®

Allegra® (fexofenadine hydrochloride) is an effective, long-lasting (12- and 24-hour) non-sedating prescription antihistamine for the treatment of seasonal allergic rhinitis (hay fever) and for the treatment of uncomplicated skin manifestations of chronic idiopathic urticaria (hives). It offers patients significant relief from allergy symptoms without causing drowsiness.

In January 2007, Allegra® Oral Suspension 30mg/5ml (6 mg/ml) was commercially launched in the United States for the treatment of hay fever symptoms in children aged 2-11 years and the treatment of the uncomplicated skin manifestations of hives in children aged 6 months to 11 years. In July 2007, the FDA approved the supplemental NDA for Allegra® Orally Disintegrating Tablets (ODT), 30 mg for use in the treatment of hay fever symptoms and uncomplicated skin manifestations of hives in children aged 6-11 years. Allegra® ODT is scheduled to be launched in the United States prior to the 2008 spring allergy season.

We also market Allegra-D® 12 Hour and Allegra-D® 24 Hour, antihistamine/decongestant combination products with an extended-release decongestant for effective non-drowsy relief of seasonal allergy symptoms, including nasal congestion.

Allegra®’s largest market is Japan (based on 2007 net sales).

Nasacort®

Nasacort®AQ Spray (NAQ) (triamcinolone acetonide) is an unscented, water-based metered-dose pump spray formulation unit containing a microcrystalline suspension of triamcinolone acetonide in an aqueous medium. It is indicated for the treatment of the nasal symptoms of seasonal and perennial allergic rhinitis in adults and children six years of age and older. NAQ is an intranasal corticosteroid, which is recommended in treatment guidelines as first-line treatment for moderate to severe allergic rhinitis patients. NAQ offers significant relief from nasal allergy symptoms to patients, with no scent, alcohol or taste.

Data presented at the American College of Allergy, Asthma & Immunology (ACAAI) annual meeting in November 2007 suggests that the intranasal corticosteroid Nasacort®AQ (triamcinolone acetonide) Nasal Spray may be used safely and effectively to treat children aged 2-5 years old with year-round allergic rhinitis. The same study also showed that during the study, Nasacort®AQ did not show a significant effect on adrenal function among a subset of the same patients.

A Nasacort®AQ supplemental new drug application (sNDA) for the treatment of seasonal and perennial allergic rhinitis in pediatric patients 2 to 5 years of age was accepted for review by the U.S. FDA in early 2008.

Our leading markets for Nasacort®AQ Spray are the United States, France and Turkey (source: IMS, 2007 sales).

Urology

Xatral®

Xatral® (alfuzosin hydrochloride) belongs to the class of alpha1-blockers. It was the first product of the class to be indicated exclusively for the treatment of symptoms of benign prostatic hyperplasia (BPH), as it was the first marketed product capable of acting selectively on the urinary system. Xatral® (extended release formulation) does not require dose titration, and shows a good tolerability, especially from a cardiovascular standpoint. Active from the first dose, it provides rapid and lasting symptom relief and improves patient quality of life. Xatral® has demonstrated a good safety profile, with very marginal blood pressure changes even in elderly or hypertensive patients. Cardiovascular safety results from the combination of Xatral® with a phosphodiesterase inhibitor (PDE5) were released in 2005 and published in “Urology” in 2006, further demonstrating Xatral® ’s good cardiovascular safety profile.

Besides this symptomatic action, a large clinical program has been launched to document the use of Xatral® in the treatment of acute urinary retention (AUR) and in the prevention of BPH disease progression.

•

The results of a double-blind placebo-controlled study (ALFAUR) conducted in men with AUR showed that Xatral® doubles the probability of a return to normal voiding after catheter removal. The benefits of Xatral® on AUR have been confirmed by the largest registry ever established with respect to the management of AUR, Reten-World. Results of an interim analysis that included 3,785 patients with AUR and concomitant BPH confirmed that most urologists carry out a trial without catheter after an average 3 day catheterization. The percentage of patients returning to normal voiding was significantly higher when the patient received an alpha1-blocker (Xatral® in 2 cases out of 3) at the time of the catheter removal;

•

Xatral® is the only alpha1-blocker having clearly demonstrated its benefit in the treatment of AUR. Since 2003, we have obtained authorizations of this extension of the indication in 56 countries worldwide including 16 European countries;

•

Moreover, results of a double-blind placebo-controlled study (ALTESS) show that Xatral® administered for 2 years in patients at high risk of developing AUR, significantly reduces the risk of overall BPH progression (defined by worsening of symptoms and/or occurrence of AUR and/or need for BPH-related surgery). A real life practice study enrolling more than 6,000 patients (ALF-ONE) also shows that patients experiencing BPH progression can be rapidly identified with Xatral® treatment as they are in fact non-responders to treatment;

•

BPH is also widely known to be linked with various degrees of sexual dysfunction. The results of another international trial (ALF-LIFE) that included 3,374 European patients have shown that Xatral® preserves sexual function, particularly ejaculatory function, in patients suffering from BPH;

•

In Japan, recruitment of a large Phase III clinical trial comparing Xatral® 10mg once daily versus tamsulosin 0.2mg once daily is now completed (1155 included patients). Results are expected early 2008. The registration dossier of the once-daily formulation of Xatral® is expected to be submitted in September 2008.

Since Xatral® was launched in 1988 in France, we have constantly worked on optimizing its formulation. The once-daily formulation of Xatral® (branded Uroxatral® in the United States) has been registered in over 90 countries and is marketed worldwide, with the exception of Australia and Japan. Over 4 billion treatment days of alfuzosin have been prescribed worldwide since launch and it is the fastest growing medical treatment for BPH symptoms among urologists in the United States.

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

Actonel® 75 mg was launched in the United States in July 2007 for the treatment of PMO. Actonel® 75 mg is dosed on two consecutive days during the month.

A retrospective cohort study (Silverman & al., Osteoporosis Int.) showed that during the first year of treatment, patients treated with Actonel® weekly decreased their risk of hip fracture by 46% at 6 months and by 43% at 12 months compared to patients treated with alendronate weekly. These data confirmed the early onset of action (as early as 6 months) of Actonel®.

Actonel® is in-licensed from Procter & Gamble Pharmaceuticals (P&G) and is marketed by sanofi-aventis and P&G through the “Alliance for Better Bone Health”. In Japan, Actonel® was previously marketed by sanofi-aventis under a license from Ajinomoto. As of October 2005, with the agreement of Ajinomoto, distribution of Actonel® in Japan was transferred to Eisai.

The top four markets for Actonel® are the United States, France, Canada and Spain (source : IMS, 2007 sales, all available channels).

Other Pharmaceutical Products

In addition to the top 15 pharmaceutical products, sanofi-aventis’ global portfolio comprises a wide range of other pharmaceutical products, including prescription drugs and products sold over the counter (OTC), making up our “base business”. Due to their long presence on the market, but also to their effectiveness and safety, many of these products have strong brand recognition by healthcare professionals and patients.

Although they represent only one third of the Group’s worldwide pharmaceutical net sales (32.5% in 2007), these products account for a significantly higher share in the sales of some “new”, fast growing, markets : for instance they represent more than 60% of pharmaceutical net sales in the five “BRIC-M” countries (Brazil, Russia, India, China and Mexico) and have grown there by some 10% in 2007.

Sanofi-aventis is active on the market for generic drugs through our brand Winthrop®, which combines the generic promotion of our own mature molecules together with a broad-based portfolio of almost 300 generic molecules originating from other laboratories.

Principal Vaccines Products

Sanofi Pasteur is a fully integrated vaccine business offering the broadest range of vaccines in the industry. In 2007 sanofi pasteur immunized over 500 million people against 20 serious diseases and generated net sales of €2,778 million. Sales were very favorably impacted by the strong growth in markets outside of North America and Europe and the continued growth of Adacel® and Menactra®, both launched in 2005 in the United States. Sales growth was also due to a strong uptake of Pentaxim® sales in the international region, and the successful seasonal influenza vaccine campaigns.

Sanofi Pasteur is a world leader in the vaccine industry and holds a leading position in most countries. In the United States and Canada sanofi pasteur is the market leader.

In Europe, our vaccine products are marketed by Sanofi Pasteur MSD, a 50-50 joint venture between sanofi pasteur and Merck & Co, which serves 19 countries. Sanofi Pasteur MSD is the market leader in Europe overall and in particular in France and the United Kingdom. In 2007, net sales of Sanofi Pasteur MSD, which are accounted for using the equity method, amounted to €1,040 million.

Sanofi Pasteur has established a leading position in Latin America, has been expanding in Asia, particularly in China and India, and is very active in international publicly-funded markets such as UNICEF. We also have a significant activity in other developed, middle income and emerging markets throughout the world.

Pediatric Combination and Poliomyelitis (polio) Vaccines

These vaccines vary in composition due to diverse immunization schedules throughout the world. This group of products — which protect against up to five diseases in a single injection — is anchored by acellular pertussis components. Daptacel®, a trivalent vaccine against pertussis, diphtheria and tetanus, was launched in the United States in 2002 and has become a strong sales contributor due to its adaptation to immunization schedules. Act-HIB® for the prevention of Haemophilus influenzae type b infections is also an important growth driver within the pediatric product line. Pentacel®, which is a vaccine against five diseases (pertussis, diphtheria, tetanus, polio and Haemophilus influenzae type b), is approved in nine countries and has been the standard for preventive care in Canada since its launch in 1997; licensure is expected in the United States in 2008. Pediacel®, another acellular pertussis-based pentavalent vaccine, was launched in the United Kingdom in 2004 and licensed in the Netherlands and Portugal in 2005.

Sanofi Pasteur is one of the world’s leading developers and manufacturers of polio vaccines, both oral (OPV) and enhanced injectable (eIPV). We expect the use of eIPV to increase given that the global eradication of polio is within reach, with only four countries in the world remaining polio-endemic. As a result, sanofi pasteur is expanding its production capacity to meet this growing demand. The worldwide polio eradication initiative of the World Health Organization (WHO) and UNICEF has positioned sanofi pasteur as a global preferred partner with both OPV and eIPV vaccines. In 2005, sanofi pasteur developed the first new polio vaccine in nearly 30 years for use in eradication, Oral Monovalent Polio Vaccine-type 1. This product is still being used as part of the WHO strategy to end polio transmission in endemic countries. In 2007, Pentaxim®, an acellular-based pentavalent vaccine containing eIPV, was launched in the international region, including Mexico and Turkey. Mexico is the first Latin American country to use eIPV in their pediatric immunization schedule.

Influenza

Sanofi Pasteur is the world leader in the production and marketing of influenza vaccines. Sales of the influenza vaccines Fluzone® and Vaxigrip®/Mutagrip® have more than tripled since 1995 and annual production was increased to more than 180 million doses in 2007 to better meet an increasing demand. We expect the global demand for influenza vaccines to continue to grow within the next decade, due to an increased disease awareness and wider government immunization recommendations. Given the heightened awareness of a potential influenza pandemic amongst health authorities, medical professionals and the public at large, the demand for influenza vaccines has increased in general. In 2007, sanofi pasteur completed the construction of a $150 million new influenza vaccine manufacturing facility in the United States, which will double our production capacity there and help meet the increased demand from both inside and outside the United States. This new facility is expected to come on-line in late 2008 or early 2009 following the facility’s licensing by the FDA. A €200 million investment is underway for a formulation and filling facility in Val de Reuil, France, to boost filling capabilities, mainly for influenza vaccines.

In April 2007, sanofi pasteur received the first U.S. license for a vaccine against avian influenza in humans, marking an important milestone in pandemic preparedness. The licensure of this vaccine was based on a clinical trial conducted by the National Institute of Allergy and Infectious Diseases.

In recent years, influenza vaccine demand has experienced strong growth in many other countries, particularly in China, South Korea and Mexico. This trend is expected to continue over the coming years. Sanofi Pasteur will remain focused on maintaining its leadership in the influenza market and in meeting the increased demand.

In November 2007, sanofi pasteur signed an agreement with the Chinese authorities for a project to build an influenza vaccine facility in Shenzhen (Guangdong Province) with the goal of producing influenza vaccines for the Chinese market by 2012.

Adult and Adolescent Boosters

The incidence of pertussis (whooping cough) is on the rise globally, affecting children, adolescents and adults. Its resurgence, combined with an increased awareness of the dangers of vaccine-preventable diseases in general, has led to higher sales of this product group in recent years. Adacel®, the first trivalent adolescent and adult booster against diphtheria, tetanus and pertussis, was licensed and launched in the United States in 2005. Adacel® has been the standard of care in Canada since 2004, where most provinces provide routine adolescent immunization. This product plays an important role in efforts to better control pertussis, not only by preventing the disease in adolescents and adults but also by breaking the cycle of transmission to infants too young to be immunized or only partially vaccinated.

Meningitis

Sanofi Pasteur is at the forefront of developing vaccines to prevent meningitis and introduced the first conjugate quadrivalent vaccine against meningococcal meningitis, arguably the deadliest form of meningitis in the world. In 2007, sales of Menactra® continued to grow in the United States following the implementation of the recommendations of the Advisory Committee on Immunization Practices (ACIP) for routine vaccination of pre-adolescents (11-12 years old), adolescents at high school entry (15 years old) and college freshmen living in dormitories. In October 2007, FDA granted sanofi pasteur licensure to expand the indication of Menactra® in children 2 years through 10 years of age. Menactra® is now indicated for people aged 2-55 years in the United States as well as Canada. Additional submissions are expected during the coming years in various parts of the world. Meningococcal meningitis vaccines are expected to contribute significantly to growth due to their anticipated future use in multiple segments of the population.

Sanofi Pasteur has supplied vaccines for meningitis outbreak control in Africa for over 30 years and is today the sole provider of meningitis A and C vaccines used to combat devastating annual epidemics occurring in sub-saharan countries (African meningitis belt).

Travel, Endemic and Measles, Mumps, Rubella (MMR) Vaccines

Sanofi Pasteur’s Travel/Endemic vaccines provide the widest range of traveler vaccines in the industry, and include hepatitis A, typhoid, rabies, yellow fever, Japanese encephalitis, cholera, MMR and anti-venoms. These vaccines are used in endemic settings to protect large populations in the developing world against severe infectious diseases and are the basis for important partnerships with governments and organizations such as UNICEF. These vaccines are also used by military and travelers to endemic areas. As the global market leader in most of these vaccines, sanofi pasteur’s Travel/Endemic activity has realized stable growth. Additionally, sanofi pasteur has several lifecycle and new vaccines projects in development, including vaccines for dengue fever, Japanese encephalitis, malaria, West Nile and rabies (a Vero serum-free improvement of our current Verorab® rabies vaccine, as well as a Rabies MoAB Post Exposure prophylaxis). These diseases are major burdens of disease-endemic areas in Asia, South America and Africa, as well as representing health risks for travelers to endemic zones.

Pharmaceutical Research & Development

The objective of our Research & Development (R&D) organization for pharmaceutical activities is to discover, develop, register and launch worldwide highly innovative compounds answering major unmet medical needs.

Global and focused organizations: Discovery and Development

Discovery Research

In 2007, Discovery Research continued to enrich sanofi-aventis Development’s portfolio with a pipeline of high quality, innovative drugs with the potential to fulfill unmet medical needs or provide improved treatments for patients. In this respect 13 new molecules entered into development.

•	SAR474832, a low absorption inhibitor of the sodium-dependent glucose Transporter 1, for the treatment of Type 2 diabetes mellitus;

•	SAR548304, a bile acid reabsorption inhibitor, for the treatment of hypercholesterolemia;

•	SAR104772, a TAFIa inhibitor, as a profibrinolytic agent for the prevention and treatment of thrombo-embolic diseases;

•	SAR131675, a potent selective VEGFR3-TK inhibitor with anti-lymphangiogenic, anti-tumoral and anti-metastatic activities;

•	SAR567530, a potent and selective HSP90 ATPase inhibitor, as a combinatorial cytostatic / cytotoxic approach for cancer treatment;

•	SAR137272, an A3 receptor antagonist, for the treatment of asthma;

•	SAR135966 (CER/002400), a selective orally-active NPY Y1 receptor antagonist, for the treatment of Type 2 diabetes;

•	SAR106881, an FGF receptor agonist, aimed at improving post-ischemic revascularization;

•	SAR132885, a new class of anti-tumor agent targeting both the mitotic kinesin CENP-E and a-tubulin, for the treatment of solid tumors;

•	SAR113945, an IKK-b inhibitor, for the intra-articular treatment of osteoarthritic joint pain;

•	SAR102608, an inhibitor of haematopoietic prostaglandin D2 synthase, for the treatment of allergic asthma and allergic rhinitis;

•	SAR650984, a naked humanized monoclonal antibody targeting CD38 antigen, for the treatment of haematological malignancies;

•	SAR130479, an a7-nicotine receptor partial agonist for the treatment of cognitive symptoms of schizophrenia.

The majority of these 2007 development entries are highly innovative in nature with 9 out of 13 representing first-in-class products: SAR474832, SAR548304, SAR131675, SAR137272, SAR135966, SAR102608, SAR106881, SAR650984 and SAR132885. The excellence of our scientists is developed in 6 major therapeutic areas: Metabolic Disorders, Cardiovascular Diseases, Thrombosis & Angiogenesis, Central Nervous System Diseases (neurology and psychiatry), Internal Medicine and Oncology. Our research activities currently target 12 out of the 16 diseases/conditions identified as demonstrating pharmaceutical gaps according to the World Health Organization.

In 2007 we reinforced certain key areas of our research, notably:

•	Anti-infectives

Following the entry into development of three anti-malarial products in recent years the focus this year has shifted to Tuberculosis (as top priority) and nosocomial infections. In this context, a collaboration was started with the University of Illinois (Laboratory of S Franzblau) for the testing of compounds arising from our tuberculosis program.

•	Biotherapeutics, particularly monoclonal antibodies

¡

The naked mAb, SAR650984, envisaged for the treatment of haematology malignancies and which entered development this year is a fruit of our collaboration with Immunogen, Inc. as well as some important in house research on this product. Our collaboration with Immunogen will extend until mid- 2008 in the domain of cancer.

¡	In addition, a collaboration with the Rockefeller University, New York (Laboratory of Dr Ravetch) has been set up in the domain of Alzheimer’s disease.

¡

A major global collaboration was initiated with Regeneron Pharmaceuticals to develop fully-human therapeutic antibodies utilizing Regeneron’s proprietary VelociSuite of technologies (including VelocImmune®).

•	Stem Cells

The objective of this initiative is to identify and explore disease modifying biologics or small molecule candidates that function via modulation of physiologic stem/progenitor cells or cancer stem cells via differentiation/de-differentiation mechanisms. The following are important agreements signed during 2007:

¡	Institute of Haematology (Tianjin, China) for collaborative work on AML (Acute Myeloid Leukemia) stem cells.

¡	University of Rochester (United States) for collaboration on Glioblastoma stem cells.

Organization Adjustments

A re-organization of Discovery Research has been initiated in order to:

•	Simplify the organization and reporting system;

•	Optimize the decision making process at all levels;

•

Adapt the Discovery Research organization to be more closely involved with the Partnering & Innovation Department in performing proactive scouting for new external opportunities. A key achievement here was the development of a Discovery Research network in China.

Discovery Research Operations

In 2007 we continued to streamline and render our Discovery Research operations as productive as possible. In particular, we have:

•

Strengthened the relationships between Discovery Research and Development by working closely together to meet increasing demands on “developability” of our compounds with the aim of limiting attrition and shortening development time-lines. A number of joint Discovery / Development assessments are being prepared with the aim of addressing potential issues earlier and better anticipating the subsequent transfer of products into Development.

•

Integrated mature global Discovery Initiatives (which include Biotherapeutics, Phenotypic screening and compound de-orphaning and identification of tool compounds for orphan G-Protein coupled receptors) in full operational modes, particularly by using the synergies arising from the creation of two large departments: Biological Sciences and Chemical and Analytical Sciences.

Sanofi-aventis Discovery Research combines the expertise of our staff in a coherent global organization in which each scientist contributes positively his/her multidisciplinary and cultural approach to our Drug Discovery effort. Our aim is to continue synergistically capitalizing upon the unique skill-sets of our scientists so as to maintain the necessary high quality Research that will fulfill the expectations of our patients who are in need of novel drugs to improve their quality of life.

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

One major principle of our matrix organization is the continuity of development from the very beginning (when a molecule enters Development from Discovery Research) to the end of development (when the last potential indication is approved by regulatory authorities or when the project is terminated). A project is defined by one molecule, even if multiple indications in different therapeutic areas are possible. When a molecule enters development, a “project team” is formed with representatives from all relevant functions (including pharmacologists, clinicians, chemists, toxicologists, regulatory affairs, marketing and many others) who will work together throughout the life of the molecule in development. Throughout development, our global organization aims at strategic and operational excellence.

In 2007, several hundred clinical trials were up and running for our projects under clinical development, including Life Cycle Management (LCM) projects, in more than 9,000 investigational sites worldwide.

As in previous years, most studies were managed through our in-house Clinical Research Units (CRU) network.

A new frame has been initiated for our clinical monitoring activities with a successful launch of project related activities using a new clinical data acquisition and management system.

In line with pharmaceutical industry commitments (Joint Position Statement issued by the pharmaceutical industry associations in January 2005), we have made public new and ongoing clinical trials, other than exploratory trials, sponsored by sanofi-aventis R&D since July 2005. We had posted 521 protocol summaries on the publicly available registry website www.clinicaltrials.gov by the end of 2007 (these documents are not incorporated by reference in this annual report). More than a thousand potentially interested patients and practitioners have already taken advantage of this information, mostly in the United States, but also increasingly from other countries and continents.

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

A Rich, Innovative and Balanced R&D portfolio

The table below shows the composition of our R&D portfolio as at February 12, 2008:

	Preclinical	Phase I	Phase IIa	Phase IIb	Phase III	Launched
Thrombosis	SAR104772 SSR128428	— —		Otamixaban AVE5026	Idraparinux Idrabiotaparinux	Plavix® Lovenox®
Cardiovascular	AVE0118 SAR106881 SAR114646 SAR407899	AVE0657 AVE3085		Ataciguat Ilepatril Celivarone SL65.0472	Multaq® XRP0038	Aprovel®
Metabolic Disorders	SAR135966 SAR351034 SAR474832 SAR548304	AVE0897 SAR7226	—	AVE0010 AVE1625* AVE2268 AVE5530		Lantus® Apidra® Acomplia®
Oncology	SAR103168 SAR131675 SAR132885 SAR566658 SAR567530 SAR650984	AVE1642 SAR3419 AVE9633 SSR97225 SSR244738	—		S-1 Aflibercept Alvocidib XRP6258 Larotaxel Xaliproden AVE8062 TroVax®	Eloxatine® Fasturtec® Taxotere®
Central Nervous system	SAR110894 SAR115740 SAR130479 SAR501788	AVE8112 SAR102779 SSR103800 SSR125543 SSR180711 SSR411298	SSR180575	Nerispirdine AVE1625* Surinabant SSR149415	Teriflunomide Eplivanserin Saredutant Amibegron Volinanserin	Ambien CR® Stilnox®
Internal Medecine	SAR21609 SAR102608 SAR113945 SAR116242/PA1103 SAR137272 SAR150640 SAR398171	AVE0675 XRP2868 SAR97276 SAR153191 SAR389644 SAR479746	SSR150106 Pleconaril	Ferroquine SSR240600	Satavaptan**	Xatral® Ketek® Actonel® Allegra® Flisint® Sculptra®

*	Compounds appearing in more than one therapeutic area
**	already submitted

Sanofi-aventis Research and Development is undertaking the development of 85 compounds, in six therapeutic areas (these figures do not include the vaccines portfolio, please refer to “Vaccines Research and Development” below). We consider our R&D portfolio to be innovative and promising. We have the objective to enter into development a minimum of 20 drug candidates per year with an increased number of biotechnology products, taking advantage of our internal expertise and collaborations or alliances. The portfolio is well balanced throughout all our therapeutic areas. It is particularly strong in oncology with products having potential superior profiles to support our strategy to attack cancer on all fronts. The Central Nervous System (CNS) therapeutic area is another strong area with an approach based on a number of CNS receptors and focusing on Alzheimer’s disease, sleep disorders, depression and multiple sclerosis. With 48 compounds in early development (preclinical and Phase I), and 37 in late development (Phase II and Phase III), our pharmaceutical portfolio is also well balanced in terms of phase distribution, with a quite significant reservoir of compounds in the early phases. Including our vaccines activity, we plan about 30 new submissions for regulatory approval with significant market potential by end 2010.

Sanofi-aventis is gearing up to:

•	bring to the market, in the short and mid-term, a large number of differentiated medicines, fitting in our therapeutic axes of expertise;

•	develop products for future growth, using the synergies between small molecules, vaccines and biotherapeutics;

•	strengthen internal, but also external growth, taking advantage of our expertise and track records in alliances;

•	adapt to the environment, develop scenarios and anticipate changes, mainly in medical needs and in the evaluation of health costs versus the benefits provided.

Sanofi-Aventis Research and Development Achievements in 2007

The dynamics of the sanofi-aventis portfolio are illustrated through the R&D achievements and projects highlights in 2007.

In 2007, thirteen new compounds entered preclinical development (see Discovery Research section above).

Two products were reactivated:

•	AVE0118, a potassium channel blocker for the treatment of obstructive sleep apnea by nasal route;

•	Nerispirdine (HP184), a potassium/sodium channel blocker for the treatment of multiple sclerosis.

In 2007 two new alliances were initiated:

•

With Oxford BioMedica: an exclusive global license agreement to develop and commercialize TroVax® for the treatment and prevention of cancers was signed. TroVax® is a therapeutic vaccine, designed specifically to stimulate an anti-cancer immune response, and has potential application in most solid tumor types. TroVax® targets the tumor antigen 5T4, which is broadly distributed throughout a wide range of solid tumors. The presence of 5T4 is correlated with poor prognosis. Colorectal cancer and renal cell-carcinoma are targeted as lead indications for the development of TroVax®.

•

With Regeneron Pharmaceuticals: a global, strategic collaboration agreement to discover, develop, and commercialize fully-human therapeutic antibodies utilizing Regeneron’s proprietary VelociSuite of technologies was signed. The first therapeutic antibody to enter clinical development under the collaboration is SAR153191, an antibody to the Interleukin-6 receptor (IL-6R) which has started clinical trials in rheumatoid arthritis. The second is expected to be an antibody to Delta-like ligand-4 (DII4), which is currently slated to start its clinical development in 2008. (See “— Targeted Partnerships to Support the Development of Innovative Products,” below)

In 2007, eleven compounds entered Phase I, while eight projects entered Phase IIb and twelve Phase III/IIIb programs have been initiated. For Japan, where regulatory authorities require local studies, one Phase I and three Phase III/IIIb development programs have been initiated.

One NDA for a new chemical entity was submitted in the United States and in Europe: satavaptan, a vasopressin V2 antagonist in Dilutional Hyponatremia.

Several sNDAs were submitted in 2007 in the United States and in Europe for major products like Actonel®, Apidra®, Eloxatine® , Taxotere® and Plavix®.

In Japan, the Apidra® dossier was submitted in June 2007 simultaneously for diabetes and pediatrics. In addition, two pens, OptiClik® and SoloSTAR®, were also submitted. Two other JNDAS were submitted in 2007: one for Taxotere® in Prostate cancer in February and one for a medical device for Lovenox® in January.

Several sNDAs were granted in the United States and Europe in 2007 to major products like Apidra®, Aprovel®, Lovenox®, Taxotere®, Allegra®, Actonel®, Plavix® or Lantus®. In the United States, SoloSTAR®, an intuitively easy-to-use state-of-the-art disposable insulin pen, was approved for use with Lantus® and is under review for Apidra®.

In Japan, a new indication was approved for Plavix® in 2007: after being launched in Japan for reducing the recurrence of strokes (May 2006), and subsequently having its two week prescription limitation lifted one year later (as result of its favourable safety assessment), the Japanese authorities have approved a new indication in cardiology. Plavix® is now approved for patients with acute coronary syndrome (unstable angina; non-Q-wave myocardial infarction) for whom percutaneous coronary intervention is being planned. In addition, SoloSTAR® pen for Lantus® was also approved in 2007. In January 2008, Clexane® (enoxaparin sodium) received its first approval from the Japanese Health Authorities in the prevention of the formation of a blood clot that could block a vein in patients undergoing orthopedic surgery of the hip or knee.

Project Highlights

Our main compounds currently in clinical development Phase IIb or III are described in the paragraphs below.

Life Cycle Management (LCM) development programs for our top 15 pharmaceutical products are described above in “— Principal Pharmaceutical Products”.

As in any dynamic portfolio, some projects are stopped, while other candidates enter into development. The following programs were halted in 2007:

•

In the Central Nervous System area: xaliproden (SR57746) in Alzheimer disease indication only, paliroden (SR57667) in Alzheimer and Parkinson disease indications, and dianicline (SSR591813) which was indicated for smoking cessation;

•	In the Internal Medecine area: icatibant (HOE140) for the treatment of osteoarthritis pain.

Thrombosis

Four compounds are currently in later-stage development in thrombosis:

•

Idraparinux sodium (SR34006, long acting pentasaccharide, indirect factor Xa inhibitor, thromboembolic events; Phase III). Idraparinux sodium is a synthetic pentasaccharide evaluated in the long-term treatment of thromboembolic events in patients suffering from deep-vein thrombosis (DVT) or pulmonary embolism (PE) (the VAN GOGH Phase III program) and in the prevention of thromboembolic events associated with atrial fibrillation (AMADEUS study). The results of the VAN GOGH program were published in “The New England Journal of Medicine” (September 2007), while the results of the AMADEUS study have recently been published for publication in “The Lancet”(January 2008). In the AMADEUS study, idraparinux showed non-inferior efficacy versus VKA in atrial fibrillation patients with an imbalance of bleedings, mainly linked to an increased rate of bleedings in elderly or renally impaired patients. All the data generated with idraparinux sodium will be used to support registration of idrabiotaparinux sodium (see below).

•

Idrabiotaparinux sodium (SSR126517, neutralizable long acting pentasaccharide, indirect factor Xa inhibitor, thromboembolic events; Phase III). SSR126517 is a long-acting synthetic pentasaccharide, with the same structure and the same pharmacological activity as idraparinux sodium. However, the addition of a “biotin hook” to the pentasaccharide structure allows quick and efficient neutralization following the infusion of avidin. This unique profile potentially provides SSR126517 with a competitive advantage over current oral anticoagulants. The clinical development program was designed to bridge clinical results obtained with idraparinux to those with idrabiotaparinux. The recruitment in the bioequipotency study in patients with DVT (EQUINOX) is now completed. The safety and efficacy study in patients with PE (CASSIOPEA) is ongoing. A Phase III trial to demonstrate the efficacy of idrabiotaparinux in the prevention of stroke in atrial fibrillation patients (BOREALIS) has been initiated. The dose regimen in this study has been adapted, based on the efficacy, safety and pharmacokinetic data obtained in AMADEUS with idraparinux.

•

AVE5026 (indirect factor Xa/IIa inhibitor, prevention of VTE; Phase IIb). AVE5026 is an injectable ultra low molecular weight heparin with a high ratio of anti-factor Xa activity to anti-factor IIa activity, as compared to low-molecular-weight heparins (LMWHs). This once-a-day anti-thrombotic agent has a 100% bioavailability and is not anticipated to have drug interaction. It is being developed primarily in the primary prevention of venous thromboembolic events. Phase IIb results in knee replacement surgery were presented at the Annual Meetings of the American Society of Haematology in December 2007. AVE5026 showed a clear dose response on efficacy (VTE) and safety (bleeding). Compared to enoxaparin sodium (40mg), AVE5026 20mg and 40mg showed superior efficacy for confirmed adjudicated VTE and a favorable safety profile. AVE5026 is entering a large Phase III program in VTE prevention, with recruitment starting in 2008.

•

Otamixaban (XRP0673, direct factor Xa inhibitor, acute coronary syndrome; Phase IIb). Otamixaban is an injectable, selective direct inhibitor of coagulation factor Xa. It is a synthetic small molecule. It has predictable pharmacokinetic and pharmacodynamic properties with low variability. Otamixaban exhibits a fast on- and off-set of action. SEPIA-PCI, a Phase IIa study in patients undergoing elective PCI, showed a good safety profile with predictable and dose-proportional anticoagulant activity. SEPIA-ACS, a Phase IIb study in acute coronary syndrome, is currently ongoing.

Cardiovascular

Certain of our principal compounds in the field of cardiovascular medicine currently in Phase II or Phase III clinical trials are described below.

•

Multaq® (dronedarone, SR33589, atrial fibrillation; Phase III). The presently ongoing ATHENA study investigates the incidence of cardiovascular hospitalization and death in patients with atrial fibrillation or flutter treated by dronedarone or placebo. Recruitment into this 4,600-patient study has been completed and patients are undergoing the planned 1-year follow-up phase. First results are therefore expected during the first half of 2008. In the event of positive study results, dronedarone would be the first anti-arrhythmic demonstrating a reduction in the rate of hospitalization or death. Contingent upon the outcome of the study, it is our intention to submit new marketing authorization applications.

•

Celivarone (SSR149744, anti-arrhythmic; Phase IIb). We recently completed and reported results of the ICARIOS trial, which demonstrated celivarone’s effects on reducing the firing rate of implantable cardioverter/defibrillator (ICD) by 46% for either ventricular tachycardia or fibrillation versus placebo. However, to optimize the pharmacokinetic profile of the compound, further formulation studies in preparation of Phase II are presently underway.

•

XRP0038 (NV1FGF, non-viral fibroblast growth factor 1, critical limb ischemia; Phase III). XRP0038 is an injectable non-viral DNA plasmid and gene therapy-based approach for the promotion of angiogenesis in patients with peripheral arterial disease. Based on encouraging results of a Phase IIb study in patients with critical limb ischemia, where XRP0038 statistically significantly prolonged time to amputation as compared to placebo, the presently ongoing Phase III program was initiated. The primary objective of the confirmatory Phase III TAMARIS study is to demonstrate the superiority of XRP0038 over placebo in the prevention of major amputations in critical limb ischemia patients. Submission is planned for end of 2010.

•

Ilepatril (AVE7688, vasopeptidase inhibitor, uncontrolled or resistant hypertension, chronic kidney disease stage 3; Phase IIb). Ilepatril is an oral vasopeptidase inhibitor with potent antihypertensive properties and end-organ protective effects in animal models. The efficacy and safety of AVE7688 in hypertension are being investigated and compared to losartan in the ongoing 1,940-patient RAVEL-1 Phase IIb study. Three-month efficacy and safety results confirm the antihypertensive potency of ilepatril. Final 12-month safety results are expected end of the first half of 2008. A Phase III program with ilepatril is being prepared.

•

SL65.0472 (5-HT1b/5-HT2a antagonist, peripheral artery disease; Phase IIb). The Phase IIb MASCOT study compares the efficacy and safety of SL65.0472 on top of clopidogrel bisulfate treatment versus cilostazol in patients with intermittent claudication Fontaine stage II and is progressing as planned.

•

Ataciguat (HMR1766, NO-independent activator of soluble guanylate cyclase, Phase IIb). The presently recruiting Phase IIB study (ACCELA) is investigating ataciguat’s efficacy and safety in patients with intermittent claudication, Fontaine classification stage II. Results are expected at the end of 2008.

Metabolic Disorders

Our main compounds currently in clinical development Phase II or III for metabolic disorders are described below.

•

Acomplia® (rimonabant; CB-1 antagonist, obesity, type 2 diabetes mellitus, cardiovascular disease; Phase III). Acomplia® is approved in 52 countries for the treatment of obesity. An extensive Phase III program is ongoing in Type 2 diabetes and cardiovascular disease. Acomplia® is also in Phase 3 in Japan for obesity with related dyslipidemia and for Type 2 diabetes.

The Group is working towards a submission in Type 2 diabetes in 2009 and in cardiovascular disease in 2011.

•

AVE1625 (CB1 antagonist, obesity and related lipid disorders; Phase IIb). AVE1625 is an oral selective and potent antagonist of cannabinoid receptors having the same mechanism of action as rimonabant. A Phase IIb study in obesity has recently been successfully completed. Based upon the results of this study, a Phase III program in Type 2 Diabetes and its associated comorbidities is being initiated. AVE1625 is also being developed in CNS indications (see “— Central Nervous System”, below).

•

AVE0010 (GLP-1 agonist, type 2 diabetes mellitus; Phase III). Compounds that lead to increased circulating levels of GLP-1 have the potential to not only lower blood sugar but also rejuvenate the insulin-producing beta cells. AVE0010 was licensed-in from Zealand Pharma A/S.

AVE0010 has completed Phase IIb in patients with type 2 diabetes mellitus (immediate release injectable form), and is on track to start Phase III studies in March 2008. A sustained release injectable product is being developed and is planned to complete Phase I studies in 2008 and commence Phase II in early 2009.

•

AVE2268 (SGLT-2 inhibitor, Ttype 2 diabetes mellitus; Phase IIb). AVE2268, a sodium glucose linked transporter 2 (SGLT-2), is an oral medication which lowers blood sugar by increasing glucose excretion via the kidneys. AVE2268 has demonstrated proof of concept in a Phase I study and results from a Phase IIb trial in patients with Type 2 diabetes are expected for the first half of 2008.

•

AVE5530 (Cholesterol absorption inhibitor, hypercholesterolemia; Phase IIb). AVE 5530 was shown to inhibit cholesterol uptake and decrease LDL-C (Low Density Lipoproteins-Cholesterol) in relevant animal models. Clinically safe and well tolerated up to a dose of 100mg, AVE 5530 is entering Phase III in 2008.

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

contains Tegafur® as an oral pro-drug of 5-FU, CDHP (5-chloro-2,4-dihydroxypyridine) as an oral dihydropyrimidine dehydrogenase (DPD) inhibitor to decrease 5-FU metabolism, and potassium oxonate as an oral agent to reduce gastrointestinal toxicity of Tegafur®. S-1 is approved in several indications in Japan. In collaboration with Taiho, the first planned indication outside Japan is in advanced gastric cancer. Recruitment in an ongoing Phase III study in support of this indication (the 1,050-patients FLAGS study) was completed in February 2007 with patients currently in follow-up. Based on the study results, regulatory submissions are planned in the United States and Europe at the end of 2008. Sanofi-aventis is also evaluating further the therapeutic potential of S-1 in colorectal cancer and other 5-FU sensitive tumors. S-1 has the potential to become the reference oral fluoropyrimidine.

•

Xaliproden (SR57746, neurotrophic, chemotherapy induced neuropathy; Phase III). Xaliproden is an orally active neurotrophic agent which is currently being studied in Phase III trials for the treatment of chemotherapy-induced neuropathy.

•

Larotaxel (XRP9881, taxoid, breast cancer, pancreas cancer failing gemcitabine; Phase III). XRP9881 is a taxane derivative that has been designed to overcome resistance to existing taxanes, docetaxel and paclitaxel. Larotaxel in monotherapy has proved to be active in metastatic breast cancer progressing after anthracyclin/taxane therapy (Phase II study). Based on the results of Phase III in pancreas cancer, regulatory submissions are planned in the United States and in Europe in the last quarter of 2009. A Phase III in first-line bladder cancer in combination with cisplatin was initiated at end 2007.

•

XRP6258 (taxoid, breast cancer, prostate cancer; Phase III). XRP6258 is a new taxane derivative that shares similarities with larotaxel. XRP6258 has demonstrated to be active on metastatic breast tumors progressing after taxane therapy (Phase II). A Phase III study in hormone resistant prostate cancer after failure of Taxotere® is ongoing.

•

Alvocidib (flavopiridol, HMR1275, cyclin-dependent kinase inhibitor, chronic lymphocytic leukaemia (CLL); Phase III). Alvocidib is being developed in collaboration with Ohio State University and the U.S. National Cancer Institute. A pivotal clinical Phase II/III program to support accelerated/conditional approval in refractory CLL patients is on going in Europe and the United States. Additional studies will be exploring the potential benefit of alvocidib in various other hematological malignancies.

•

Aflibercept (VEGF Trap, AVE0005, anti-angiogenesis agent; solid tumors; Phase III). VEGF (Vascular Endothelial Growth Factor) Trap is being developed under an alliance with Regeneron Pharmaceuticals. VEGF Trap is a novel anti-angiogenesis agent that acts as a decoy receptor or “Trap” for circulating VEGF. Four Phase III studies in combination with chemotherapy in patients with several solid tumors have been initiated in 2007 in the following indications: in 1st line advanced Prostate Cancer (with Taxotere/prednisone), in 2nd line Non-Small Cell Lung Cancer (with Taxotere®), in 2nd line metastatic colorectal cancer (with FOLFIRI) and in 1st line metastatic pancreas cancer (with Gemcitabine) Additional exploratory studies in earlier stage disease or other indications are being conducted either by sanofi-aventis and Regeneron or in collaboration with the U.S. National Cancer Institute. The first potential regulatory submission in refractory Ovarian Cancer as a single agent could take place in 2008, based on final study results of a randomized blind study evaluating two doses of aflibercept.

•

TroVax® (advanced renal cell cancer, Phase III) is a cancer therapeutic vaccine in-licensed in March 2007 from Oxford BioMedica targeting a broad spectrum Tumor Associated Antigen called 5T4. In Phase II studies, TroVax® has been shown to induce a remarkable immune humoral and cellular response, both as single agent and in combination with immunotherapy (renal cancer) and chemotherapy (metastatic colorectal cancer). More than 2/3 of the patients have been enrolled in the ongoing Phase III (TRIST) study. Based on the study results, regulatory submissions both in the United States and Europe are planned for end of 2009. In 2008, sanofi-aventis will initiate a new Phase III study in metastatic colorectal cancer, in combination with the standard of care and involving 1,300 patients.

•

AVE8062 (combretastatin derivative) is a new antivascular licensed from Ajinomoto. Single agent and combination studies with cisplatin, docetaxel and oxaliplatin have been conducted with AVE8062 over recent years. In these studies, AVE8062 has been shown to dramatically decrease the tumor blood flow, resulting in anti-tumor efficacy, mainly in combination. At the recommended dose, AVE8062 appears to be well tolerated. Based on these data, a Phase III in sarcoma in combination with cisplatin is under preparation.

Central Nervous System

Certain of our principal compounds in the Central Nervous System field currently in Phase II or III clinical trials are described below.

•

Teriflunomide (HMR1726, immunomodulator, multiple sclerosis; Phase III). Teriflunomide is an orally active dihydroorotate dehydrogenase inhibitor. An international Phase III development program is ongoing in multiple sclerosis.

•

Amibegron (SR58611, beta-3 agonist, depression, anxiety; Phase III). Amibegron is the first selective beta-3 adrenergic receptor agonist developed in Major Depressive Disorders (MDD). Amibegron has already shown clinical activity in Phase 2 and 3 trials. Confirmation of this benefit is currently being sought from three ongoing studies in MDD, with results expected in the first half of 2008. On the other hand, based on results observed in three Global Anxiety Disorders (GAD) studies, the GAD program has been terminated.

•

Saredutant (SR48968, NK2 antagonist, depression, anxiety; Phase III). Saredutant is a non-peptide selective antagonist of the human brain NK2 receptors developed for the treatment of MDD and GAD. Four Phase 3 studies evaluating saredutant in the treatment of MDD demonstrated an overall statistically significant efficacy versus placebo. Saredutant was well tolerated in these studies. Results of four additional Phase III studies, two in MDD and two in GAD, are expected in 2008.

•

SSR149415 (V1B antagonist, depression, anxiety; Phase IIb) SSR149415 is an antagonist of the vasopressin type 1b (V1b) receptor which is being developed for depression and anxiety. Results of the Phase II program are expected in 2008. The planned Phase III program will target MDD, bipolar depression, and GAD.

•	Surinabant (SR147778, CB-1 receptor antagonist, smoking cessation; Phase IIb). Surinabant is in Phase IIb for smoking cessation, with the results of a clinical trial expected by May 2008.

•

Eplivanserin (SR46349, 5HT2A antagonist, insomnia,; Phase III). This non sedative drug is being developed for the treatment of insomnia characterized by sleep maintenance difficulties (patients with fragmented sleep/nocturnal awakenings) . Phase III program is near completion (about 2,600 patients world-wide in three double-blind, placebo-controlled trials for up to 12 weeks). Submission is planned in the second half of 2008 in the United States and Europe. First efficacy results (2 studies, one using polysomnography) showed that eplivanserin significantly decreases the Wake time After Sleep Onset (WASO) and the number of awakenings, as compared to placebo. An improvement of the quality of sleep was also reported by patients after long-term treatment (12 weeks). Eplivanserin was well tolerated in this study, with a good safety profile in comparison to placebo.

•

Volinanserin (M100907, 5HT2A antagonist, insomnia; Phase III). Volinanserin is in the same class as eplivanserin, developed for the treatment of insomnia characterized by sleep maintenance difficulties. A large world-wide Phase III program started in April 2007. More than 3,200 insomniac patients are planned to be enrolled, some of whom also suffer from comorbid Type 2 diabetes.

•

AVE1625 (CB1 antagonist, schizophrenia; Phase IIb). AVE1625 is an oral selective and potent antagonist of cannabinoid receptors. A Phase II development program for cognitive impairment in schizophrenia is underway. A Phase III program for Type 2 Diabetes is being initiated (see “— Metabolic Disorders” above).

Internal Medicine

Certain of our principal compounds in the field of Internal Medicine currently in late Phase clinical trials are described below.

•	Aquilda® (Satavaptan, SR121463, vasopressin V2 receptor antagonist, dilutional hyponatremia, submitted; cirrhotic ascites; Phase III). Satavaptan is an oral long-acting vasopressin V2-receptor antagonist. Dossiers for the dilutional hyponatremia indication were submitted in 2007 both in the European Union and the United States. In the cirrhotic ascites indication, based on positive results of Phase II studies, which demonstrated a reduction in the number of paracentesis in recurrent ascites, a Phase III program is ongoing.

•

Ferroquine (SSR97193, anti-malarial; Phase IIb). The Phase IIb program is still on-going. The objective is to evaluate the safety and efficacy of the drug in association with another anti-malarial — artesunate — in adults first, then in children with uncomplicated Plasmodium falciparum malaria. Besides this project, two other products are currently in an earlier stage of development for the treatment of malaria. All three projects are part of sanofi-aventis global commitment to fight against neglected diseases which impact the developing world.

•

SSR240600 (NK1 antagonist overactive bladder/urge urinary incontinence; Phase IIb). SSR240600 is a non-peptide, orally active, tachykinin NK1 receptor antagonist. Following encouraging results in a clinical proof-of-concept study, this compound is being developed for treatment of overactive bladder/urge urinary incontinence. A Phase IIb study is ongoing and results are expected in the second half of 2008.

Targeted Partnerships to Support the Development of Innovative Products

Through partnerships and alliances established with biotechnology firms and other pharmaceutical groups, sanofi-aventis is able to access new technology and to extend or strengthen existing areas of research.

Discovery Research

Two types of partnerships are employed to enhance Discovery Research:

•	Technological partnerships giving sanofi-aventis teams access to new technology and extending their research and skills areas. Following are examples of such partnerships:

-	Elan (Dublin, Ireland): license for NanoCrystal® formulation technology, which can enable formulation and improve compound activity and final product characteristics.

-	Libragen (Toulouse, France): partnership covering the use of Libragen’s know-how in microbial diversity, which will expand the sources for new molecules.

-	Ingenuity (Redwood City, California, U.S.): software application that enables researchers to model, analyze and understand the complex biological systems at the core of life science research.

-	Critical Path Institute (Tucson, Arizona, U.S.): sanofi-aventis is a member of the Predictive Safety Testing Consortium (PSTC), which aims at identifying and developing methods for testing drug safety.

•	Partnerships on innovative products, to maximize opportunities of exploring new leads in our therapeutic areas of excellence including:

-	Millenium Pharmaceuticals, Inc. (Cambridge, Massachusetts U.S.): novel biological targets in the field of inflammation are being explored and one compound is in development.

-	Immunogen, Inc. (Cambridge, Massachusetts, U.S.): identifying and developing “naked” antibodies or immuno-conjugates (monoclonal antibodies associated with an anti-cancer agent) in oncology. On the technology side, sanofi-aventis has licensed rights to Immunogen’s proprietary resurfacing technology to humanize antibodies, and has entered into an option agreement for expanded access to the Tumor-Activated Prodrug (TAP) technology.

-	Regeneron Pharmaceuticals Inc. (Tarrytown, New York, U.S.): global, strategic collaboration agreement to discover, develop, and commercialize fully-human therapeutic antibodies (see “—Sanofi-Aventis Reasearch and Development Achievements in 2007,” above).

-	Institute of Hematology and Blood Diseases Hospital, Chinese Academy of Medical Sciences (Tianjin, China): the purpose of the agreement is the isolation of acute myeloid leukemia stem cells and the generation of monoclonal antibodies against these cells with the aim of capitalizing on the increasing evidence of the role of cancer-stem cells. Such antibodies would serve as valuable vectors to study these rare cells and may become the basis for new therapeutic strategies.

-	Coley Pharmaceutical Group, Inc. (Wellesley, Massachusetts, U.S.): global license and collaboration agreement on research into CpG (Cytosine phosphodiester Guanine) oligonucleotides, which act as immunomodulators, for the treatment of certain respiratory disorders.

-	Mitsubishi Pharmaceutical Corp. (Tokyo, Japan): identifying and developing new protective agents for the treatment of neurodegenerative diseases.

-	Genfit (Lille, France): collaboration covering several projects, particularly pharmacological characterization and the selection of sanofi-aventis best drug candidates to act on an innovative target involved in metabolic and inflammatory mechanisms as well as the launch of a new program based on a new target involved in inflammatory diseases.

-	INSERM/Innogenetics (through affiliate INSERM Transfert, Paris, France and Gent, Belgium): collaboration that will make it possible to study the role of specific forms of the key Alzheimer protein amyloid beta, and to discover new therapeutic avenues for Alzheimer’s disease.

As part of the “Impact Malaria” program, three cooperative programs were continued in 2007. Ferroquine, co-developed with the Université Scientifique et Technique de Lille (France), is currently in Phase IIb of clinical development.

Sanofi-aventis is engaged in numerous partnerships with academic institutions such as INSERM, CNRS, CEA and Institut Pasteur in France, Frankfurt University in Germany, Rockefeller University in the United States.

Finally, sanofi-aventis is an active participant in the Innovative Medicine Initiative (IMI), a co-ordinated public and private partnership between the European Union and the European Federation of Pharmaceutical Industries and Associations (EFPIA).

License and Development Agreements

•

Regeneron Pharmaceuticals Inc. (Tarrytown, New York, U.S.): joint development of a recombinant fusion protein, the VEGF Trap (AVE0005 aflibercept), that produces soluble decoy-receptors which bind to VEGF (Vascular Endothelial Growth Factor), stopping it from stimulating the natural VEGF receptor and thus preventing angiogenesis. Aflibercept has now entered Phase III of clinical development.

•	Taiho Pharmaceuticals (Tokyo, Japan): agreement for the development and marketing of S-1, a new oral pyrimidine fluoride-derived anticancer agent.

•	Zealand Pharma A/S: AVE0010 is a glucagon-like peptide 1, or “GLP-1”, receptor agonist, intended to treat type 2 diabetes.

•	Ajinomoto: AVE8062 is a vascular disrupting agent for the treatment of solid tumors, currently in Phase I/II.

•

Oxford BioMedica: exclusive global licensing agreement to develop and commercialise TroVax®, a therapeutic vaccine for the treatment and prevention of cancers. Based on the broad distribution of the 5T4 tumour antigen, TroVax® has potential application in a wide range of solid tumors, including renal, colorectal, lung, breast and prostate cancer. The compound is in Phase III for renal cancer.

•

Nycomed (formerly Altana): The collaboration and development agreements related to Alvesco® (ciclesonide) and to a combination of ciclesonide and formoterol were terminated in 2007. All the corresponding development and commercial rights granted to sanofi aventis for the United States have been returned to Nycomed.

Vaccines Research and Development

Our human vaccine R&D remains focused on improving existing vaccines, as well as on the development of new prophylactic vaccines. This includes research aimed at the development of novel therapeutic cancer vaccines.

Sanofi Pasteur R&D Pipeline

The table below shows the composition of our Research & Development portfolio. With 28 vaccines in development or submitted as at February 12, 2008, including 17 in Phases II and III or already submitted, the sanofi pasteur R&D portfolio is both rich and balanced. There were a number of positive changes in the portfolio during 2007.

Preclinical	Phase I	Phase IIa	Phase IIb	Phase III	Submitted Launched/LCM

Pneumo Meningitis & pneumonia in infants Malaria Prevention of P.falciparum Malaria Chlamydia trachomatis Urogenital infections Rabies Improved formulation

Menactra®

Micro-injection

New Delivery

Meninge A,C,Y,W

2nd generation

Infant

Meningitis in infants

Pneumo

Meningitis & pneumonia in infants

Rabies

MoAB Post Exposure

prophylaxis

Tuberculosis

Prevention of disease

Flu Pandemia

Low Dose

Melanoma

Tumor antigen

administered

through viral vector

Treatment of

stage III & IV

		Dengue Mild-to-severe dengue fever CMV Prevention of congenital infection Flu (1) Cell Influenza (new production method) West Nile Prevention of infection ChimeriVax™ technology	DTP-HepB- Polio-Hib (1) Japanese Encephalitis Prevention of infection ChimeriVax™ technology Flu (1) Micro-injection New Delivery (US)

Hexaxim™

DTP-HepB-

Polio-Hib (1)

Unifive™

DTP-HepB-Hib (1)

Pediacel®

D,T,P, Polio, Hib (1) (EU)

Menactra®

Toddler

9 months +

HIV (Thailand)(4)

Prevention of

infection

Proof of Concept

ADACEL™

DTP(1) 4-6 years

Flu

New Formulation

Menactra®

Meninge A,C,Y,W

Meningitis in 2 to 55 Years (CA)

Menactra® (2)

Meningitis in

2-10 Years (US)

H5N1 Prototype US

Pentacel™ (3)

D,T,P, Polio, Hib (1)

Flu Micro-injection (3)

New Delivery (EU)

Flu(3) Pandemia EU

H5N1

(1)	D=Diphtheria, T=Tetanus, Hib=Haemophilus influenzae b, HepB=Hepatitis B, P=Pertussis, Flu=Influenza.
(2)	License approved, product not yet launched.
(3)	License application submitted.
(4)

Considered a Phase III based on the fact that it is a community-based trial of 16,000 volunteers. Proof of concept (POC) in Phase IIb trials is usually more restricted in number and involves target population with high incidence of infection. However, in this instance, the trial was also deemed POC because it was the first assessment of efficacy of such a prime/boost regime, lack of knowledge of immune correlates and lack of appreciation of surrogate end points such as viral load effects.

Project highlights

Influenza

To sustain our global leadership in the development of influenza vaccine, our Research & Development efforts are focused on innovative approaches for assessing new formulations and alternate delivery systems as well as diversifying our flu manufacturing technologies for increased vaccine efficacy, acceptance or both. We remain at the forefront of pandemic preparedness activities.

A new formulation (increased dosage) has been developed with the aim of improving vaccine effectiveness in the elderly population. The elderly experience a progressive reduction in their immune system with increasing age as well as reduced antibody responses to inactivated virus vaccines. Results from a pivotal Phase III study demonstrated that there was a significant increase in the antibody response to all 3 vaccine strains in participants who received the new formulation. We plan to file a license supplement in 2008 in the United States.

To assess whether vaccine efficacy could be enhanced by using a new delivery system, clinical evaluation continued in 2007 with the novel microinjection system (micro-needles used to deliver vaccine to the dermal layer of the skin) that was developed in partnership with Becton Dickinson. The data from a recently completed Phase III trial involving 7,000 volunteers confirmed the superior immunogenicity for this microinjection system and established consistency of manufacture for both the antigen and the delivery system. The file has been submitted to the European Medicines Agency (EMEA).

As part of our initiative to diversify flu vaccine manufacturing technologies beyond the classic egg-based process, a new exclusive licensed cell culture technology (PER.C6®) has been developed under contract with the U.S. Government (under the supervision of the Department of Health and Human Services) in partnership with Crucell for the cell line (Crucell N.V., a biotechnology company located in Leiden, the Netherlands) and with Lonza (a chemical and biotechnology company located in Basel, Switzerland) for scale-up. This initiative is aimed at both seasonal and pandemic vaccines. Results from a Phase I study with a seasonal influenza vaccine produced using the new cell culture technology showed that the vaccine was safe and immunogenic in healthy adults and in the elderly. Phase II clinical testing was initiated in 2007. In partnership with Lonza, the scalability of PER.C6® cell culture technology has been demonstrated at the 20,000 liter scale. In addition, the cell based technology was used to produce the first clinical batch of a new generation of H7N1 prototype pandemic candidate vaccine. This cell line produced prototype vaccine was found to be safe and immunogenic in a Phase I clinical trial. This project is part of FLUPAN, a European Commission project focused on improving preparation for an influenza pandemic.

Pandemic Preparedness — Sanofi Pasteur remains at the forefront of pandemic preparedness. To date, our concerted efforts in the United States (primarily under government contracts) and Europe have resulted in being first to the clinic with an H5N1 vaccine produced at industrial scale (at both the EU and U.S. facilities), licensing of the initial H5N1 prototype vaccine in the United States, filing in Europe of the alum adjuvanted H5N1 mock-up dossier, demonstrating that candidate vaccines can protect mice, ferrets and non-human primates against challenge with wild type virus and demonstrating cross-neutralization with vaccinees sera and cross-protection in animal models. Beyond these advances, efforts in pandemic preparedness continue with particular focus on dose sparing initatives. Recent promising data from a Phase I trial in healthy adults showed that vaccine doses as low as 1.9 µg of an H5N1 vaccine formulated with a proprietary adjuvant reached the 70% seroprotection threshold. This was accompanied by a significant increase in cross reactivity with variant H5 viruses. These results pave the way for increased stockpiling and response capabilities.

Pediatric & Adolescent/Adult Booster Combination Vaccines

A number of pediatric vaccines are in development. Tailored for specific markets, they are aimed at protecting against five or all six of the following diseases: diphtheria, tetanus, pertussis, poliomyelitis (polio), Haemophilus influenzae type b infections and hepatitis B.

•

Pentacel® — On January 25, 2007, the Vaccines and Related Biological Products Advisory Committee (VRBPAC) to the FDA voted unanimously that Pentacel®, a pentavalent vaccine, was both safe and efficacious. The review by the center for Biologics Evaluation and Research, FDA (CBER) is ongoing.

•

Pediacel® — Clinical trials continued in 2007 to support licensure in the rest of Europe of this pentavalent pediatric vaccine that is the standard of care in the UK and Netherlands for protecting against diphtheria, tetanus, pertussis, polio and Haemophilus influenzae type b disease.

•

Unifive® and Hexaxim® — two multivalent (one pentavalent and one hexavalent) pediatric vaccines aimed specifically at the international zone are in development. Multiple Phase III trials are ongoing in several countries.

•

Adacel® — a trivalent vaccine to boost immunity in adolescents and adults against diphtheria, tetanus, and pertussis is currently marketed in Canada, Germany and the United States. In 2007, efforts remained focused on extending its indications — primarily the pre-school booster indication — in countries where the product is already marketed and on expanding its area of licensure.

Meningitis Program

Neisseria meningitidis has been a leading cause of meningitis in the United States, Europe and elsewhere, striking the very young as well as adolescents. Five serogroups contribute to the vast majority of the incidences of the disease worldwide: A, C, W-135, Y and B. A polysaccharide vaccine comprised of serogroups A, C, W-135 and Y, Menomune®, has been a valuable product for many years. In 2005, the first ever quadrivalent conjugate-based vaccine, Menactra®, was licensed in the United States for indications against invasive meningococcal diseases in patients aged 11-55 years. As a conjugate vaccine, Menactra® should provide longer immunity than the polysaccharide vaccine. The primary focus of several ongoing projects related to Menactra® is to decrease the age at which one can first receive this vaccine. As part of this objective, Menactra® was licensed in Canada for ages 2-55 years in 2006 and a supplement to the U.S. Menactra® license lowering the indication to two years of age and effectively increasing the age range to 2-55 years, was approved by the FDA in 2007. The Advisory Committee on Immunization Practices (ACIP) recently recommended Menactra® for high risk 2-10 year olds. Additional international filings will also occur.

•

Menactra® Toddler — this project is aimed at lowering the age of administration below two years of age. The toddler indication was designated as fast track development progam by the FDA in June 2006. Results of a Phase II study in toddlers where Menactra® was administered at age nine and twelve months has shown that very high levels of bactericidal antibodies against all four serotypes were induced. Phase III clinical studies continued in 2007.

•

Menactra® Micro-injection — this project is aimed at assessing the safety and immunogenicity of Menactra® delivered via the novel microinjection system that was developed for flu in partnership with Becton Dickinson.

•

Meninge A,C,Y,W Second Generation — this project targets the infant primary/booster series schedule for introduction of a meningococcal vaccine. This second generation tetravalent vaccine based on an alternative conjugation technology was recently shown in a Phase I clinical study to have the potential to be effective in a single dose.

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

Sanofi Pasteur is focused on the development of a protein-based pneumococcal vaccine. This approach should result in a vaccine with superior serotype coverage as compared to current polysaccharide or conjugate based vaccines. Data from early clinical trials and supportive epidemiological studies has strengthened our resolve and commitment towards developing a protein-based vaccine.

Rabies Vaccine

The Vero serum free improvement of our current Verorab® rabies vaccine will provide a worldwide, single rabies vaccine as a follow-up to our current vaccines offerings.

Rabies MoAB Post Exposure Prophylaxis — In January 2008 we announced the signature of an exclusive collaboration and commercialization agreement with Crucell for their combination of two rabies monoclonal antibodies (MoABs) which will be used in association with the rabies vaccine for post-exposure prophylaxis. Phase I studies demonstrated that the MoAB-based product is well tolerated, provides the expected immediate neutralizing activity and can be safely administered in combination with a rabies vaccine without interfering with the ability of the vaccine to elicit protective levels of rabies serum neutralizing activity in human volunteers.

New Vaccine Targets

•

Dengue — Dengue fever is of growing epidemiological importance due to global socio-climatic changes, and is a major medical and economic burden in endemic areas of Asia, Pacific, Latin America and Africa; it is also one of the leading causes of fever among travelers. Multiple approaches were tested to develop a vaccine covering the four viral serotypes of dengue fever in order to prevent this disease and its severe complications (hemorrhagic fever). Results of a Phase II clinical trial in adults in the United States demonstrated proof of concept of the lead vaccine candidate which is based on Acambis’ ChimeriVax™ technology. Neutralizing antibodies against all 4 serotypes were produced in all adult vaccinees. Expanded Phase II studies are ongoing in endemic areas in the adult to children age groups. Sanofi Pasteur has maintained its relationship with WHO and the Pediatric Dengue Vaccine Initiative (PDVI), a program of the International Vaccine Institute funded by the Gates Foundation to make dengue a vaccine preventable disease and to accelerate vaccine introduction in the pediatric endemic population through disease burden evaluation, vaccine advocacy and vaccine access (with PDVI).

•

Japanese Encephalitis Virus (JEV) — Our alliance with Acambis was expanded to leverage the ChimeriVax™ technology to develop a vaccine for protection against infection with JEV. Japanese encephalitis is endemic in Southeast Asia; replacement of the currently available vaccines with the single dose product is anticipated to provide a strong competitive advantage. Positive Phase III results were obtained in adults. Extension of clinical testing (Phase IIb) in children is expected to occur in 2008.

•

West Nile — In November 2007 we announced the further expansion of our alliances with Acambis to develop a West Nile vaccine based on the ChimeriVax™ technology. The candidate vaccine is currently in Phase 2 clinical trial in adults aged 41-64 years and 65 years and above. Preliminary data from a previous Phase II trial in healthy adults showed that the vaccine was safe and immunogenic with more than 98% of the vaccinees developing antibodies 28 days after a single injection.

•

Malaria — The sanofi pasteur malaria vaccine project is in the pre-clinical stage with some promising data using the LSA3 protein licensed from Institut Pasteur Paris. The project continues to leverage the malaria partnership network and vaccine adjuvant technology developed in-house.

•

Chlamydia trachomatis — This is the most commonly reported sexually transmitted bacterial pathogen and produces serious morbidity and long-term sequelae, especially in women. Chlamydia-host immunobiology is characterized by acute infection followed by immunity or by persistent infection that is associated with tissue damage and disease sequelae. The Chlamydia trachomatis project goal is to develop a recombinant protein vaccine for prophylactic vaccination against the Chlamydia trachomatis sexually transmitted infection. The target population is pre-sexually active women who are between 11 and 14 years of age. The project continued in the pre-clinical stage in 2007 as the composition of the candidate prototype vaccine for further development was identified.

•	Cytomegalovirus (CMV) — Preliminary data from the proof of concept study to assess the prevention of congenital infection are encouraging. Preparation for expanded clinical trials is ongoing.

•

Tuberculosis — Statens Serum Institute of Denmark (SSI) has granted sanofi pasteur a license to its technology with regard to the use of certain fusion proteins in the development of a tuberculosis vaccine. The license from SSI includes access to the Intercell IC31® adjuvant. The SSI tuberculosis vaccine candidate is a recombinant protein sub-unit currently in a Phase I clinical trial. A previous study in adults indicated the candidate SSI sub-unit vaccine to be safe and immunogenic. If the development is successful, sanofi pasteur would manufacture and commercialize the vaccine. Tuberculosis causes the death of two million people worldwide each year.

•

Cancer — The cancer vaccine program is focusing on developing therapeutic vaccines for melanoma and colorectal cancers through specific activation of the immune system to destroy cancer cells. Previous Phase I clinical studies using the proprietary ALVAC (canary poxvirus) technology on patients with melanoma and colorectal cancer showed a favorable safety profile. The incidence and mortality of cutaneous malignant melanoma have risen dramatically over the past several decades and fighting melanoma remains an unmet medical need. Evidence suggests that manipulation of the immune response against melanoma may be therapeutic. Preparation for the multi site Phase I/II trial was the primary focus in 2007; clinical evaluation is expected to be initiated in 2008. Sanofi Pasteur also supports the development of TroVax®, an alternative therapeutic vaccine approach made available through an exclusive global license between sanofi aventis and Oxford Biomedica to develop and commercialize TroVax® (poxvirus (MVA) to deliver tumor antigen 5T4). Colorectal cancer and renal cell carcinoma are the lead indications for TroVax® development (See “Sanofi-Aventis Research and Development Achievements in 2007 — Project Highlights — Oncology” above).

•

HIV — Sanofi Pasteur continues to take part in the global efforts made to develop an HIV vaccine. In the nearly 20 years since sanofi pasteur’s HIV vaccine development program was established, the company has collaborated with a number of leading governmental agencies and pharmaceutical companies on many aspects of the program. We have seen the value of these partnerships in research, clinical study design and implementation and believe they will be crucial to help overcome development challenges.

A recombinant canarypox vaccine, ALVAC-HIV, is currently in Phase III in Thailand. The trial is a collaboration between the U.S. Army, the National Institute of Allergy and Infectious Diseases of the NIH, the Ministry of Public Health of Thailand, sanofi pasteur and Vaxgen. More than 16,000 volunteers, the largest number in any HIV vaccine trial, have been enrolled in the Thai trial. The vaccination phase was completed in July 2006. Following a formal interim analysis and futility assessment in mid 2007, the Data and Safety Monitoring Board (DSMB) — recommended that the trial continue. The next DSMB meeting is scheduled for mid 2008. Final results are expected mid 2009.

Patents, Intellectual Property and Other Rights

Patent Protection

We own a broad portfolio of patents, patent applications and patent licenses worldwide. These patents are of various types and may cover:

•	active ingredients;

•	pharmaceutical formulations;

•	product manufacturing processes;

•	intermediate chemical compounds used in manufacturing;

•	therapeutic indications;

•	delivery systems; and

•	enabling technologies, such as assays.

Patent protection for individual products typically extends for 20 years from the patent filing date in countries where we seek patent protection. A substantial part of the 20 year life span of a patent on a new chemical entity has generally passed before the related product obtains marketing approval, resulting in an effective period of patent protection which is significantly shorter for an approved product’s active ingredient. In some cases, this period of effective protection may be further extended, in particular by procedures established to compensate significant regulatory delay in Europe (a supplementary protection certificate, SPC), the United States (a Patent Term Extension, PTE) and Japan (PTE).

The product may benefit from the protection of additional patents, including patents obtained after the product’s initial marketing approval. The protection a patent affords the related product depends upon the type of patent and its scope of coverage, and may also vary from country to country. In Europe for instance, applications for new patents are submitted to the European Patent Office (EPO), an intergovernmental organization which centralizes filing and prosecution. As of January 2008, an EPO patent application may cover the 34 EP Convention member states including all 27 member states of the European Union. The granted “European patent” establishes corresponding national patents with uniform protection among the member states. However, some older patents were not approved through this centralized process, resulting in patents having scopes of protection for the same invention that differ by country. Additionally, a number of patents prosecuted through the EPO may pre-date the EP Convention accession of some current EP Convention member states, resulting in different treatment in those countries.

We monitor our competitors and vigorously seek to challenge patent and trademark infringements.

The expiration or loss of a product patent may result in significant competition from generic products and, particularly in the United States, can result in a dramatic reduction in sales of the original branded product. In some cases, it is possible to continue to obtain commercial benefits from product manufacturing trade secrets, patents on processes and intermediates for the economical manufacture of the active ingredients, and patents for special formulations of the product or for delivery systems. Certain categories of products, such as traditional vaccines and insulins, have been historically relatively less reliant on patent protection and may in many cases have no patent coverage, although it is increasingly frequent for novel vaccines and insulins to be patent protected.

One of the main limitations on our operations in some countries outside the United States and Europe is the lack of effective intellectual property protection for our products. Under international agreements in recent years, global protection of intellectual property rights is improving. The TRIPS Agreement (Trade-Related Aspects of Intellectual Property Rights), which forms part of the General Agreement on Tariffs and Trade, has required developing countries to amend their intellectual property laws to provide patent protection for pharmaceutical products since January 1, 2005 although it provides a limited number of developing countries an extension to 2016. While the situation has gradually improved, the lack of protection for intellectual property rights poses difficulties in certain countries. Additionally, in recent years a number of countries faced with health crises have waived or threatened to waive intellectual property protection for specific products, for example through compulsory licensing.

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

In the United States, the FDA will not grant final marketing approval to a generic competitor until the expiration of the regulatory exclusivity period (generally 5 years) that commences upon the first marketing authorization of the reference product. It will accept the filing of an Abbreviated New Drug Application (ANDA) containing a patent challenge a year before the end of this regulatory exclusivity period (see the descriptions of ANDAs, below). In addition to this exclusivity granted to new drug products, significant line extensions of existing products may qualify for an additional 3-year regulatory exclusivity. Also under certain limited conditions it is possible to extend any unexpired U.S. regulatory and patent-related exclusivities by a pediatric extension. See “— Pediatric Extension”, below).

In the European Union, generic drug applications will not be accepted for 8 years after the first marketing authorization (data exclusivity) or approved for marketing for 10 years after the first marketing authorization of the reference product (marketing exclusivity). These exclusivities may be extended in some cases. While this exclusivity is intended to be applicable throughout the European Union, some competitors and national authorities have taken the position that EU marketing exclusivities need not always be applied by individual countries having recently acceded to the European Union, notably where generics had been approved by such country prior to its accession date. For example, on a basis contested by sanofi-aventis, Polish and Bulgarian authorities registered generics of clopidogrel bisulfate in 2006 despite the fact that European marketing exclusivity for Plavix® does not expire until July 2008 including for these countries.

Essentially no data protection is available in Canada for products for which the first marketing authorization (NOC) issued before June 2006. A generic drug application for marketing in Canada will not be accepted for 6 years after the first NOC or approved for marketing for 8 years after the first marketing authorization but only for products where the first NOC issued after June 2006. The 8 year period can be extended to 8.5 years with a pediatric extension.

In Japan, the regulatory exclusivity period varies from 4 years (for medicinal products with new indications, formulations, dosages, or compositions with related prescriptions) to 6 years (for new drugs containing a medicinal composition, or requiring a new route of administration) to 8 years (for drugs containing a new chemical entity) to 10 years (for orphan drugs or new drugs requiring pharmaco-epidemiological study).

Pediatric Extension

In the United States and Europe under certain conditions it is possible to extend a product’s regulatory exclusivities for an additional period of time by providing data regarding pediatric studies. In the United States this also extends any FDA exclusivities related to the product’s patents.

In the United States, the FDA may ask for pediatric studies if it has determined that information related to the use of the drugs in the pediatric population may produce health benefits. The FDA has invited us by written request to provide additional pediatric data on several of our top fifteen products. Under the Hatch-Waxman Act, timely provision of data meeting the FDA’s requirements may result in the FDA treating the product as if its regulatory exclusivity and patent life had been extended by 6 months, to the extent these protections have not already expired (the so-called “pediatric exclusivity”). The Top 15 products having received past FDA grants of pediatric exclusivity are Aprovel®, Lantus®, Amaryl®, Allegra®, Eloxatine®, and Ambien®/Ambien CR®. Written requests have also been issued to us with respect to Plavix® and Lovenox®.

In Europe a new regulation on pediatric medicines entered into force on January 26, 2007. This regulation provides for the progressive implementation through 2009 of pediatric research obligations with associated possible rewards including an extension of patent protection (for patented medicinal products) and regulatory exclusivity for pediatric marketing authorization (for off-patent medicinal products). For additional details, see “— Regulation” below.

Japanese regulations do not currently offer the possibility of similar extensions in exchange for pediatric study results.

Product Overview

We summarize below the intellectual property coverage in our major markets of the products described above at “— Principal Pharmaceutical Products”. In the discussion of patents below, we focus on U.S. patents listed in the FDA’s list of Approved Drug Products with Therapeutic Equivalence Evaluations (the “Orange Book”) because these patents are the most relevant in the event of an application by a competitor to produce a generic version of one of our products or the equivalent of these patents in other countries (see “— Challenges to Patented Products”, below). In some cases, products may also benefit from pending patent applications and from patents not eligible for Orange Book listing (e.g., patents claiming industrial processes). In each case below, we specify whether the active ingredient is claimed by an unexpired patent. Where patent terms have been extended to compensate for regulatory delay, the extended dates are presented below. U.S. patent expirations presented below reflect U.S. Patent and Trademark Office dates, and therefore do not reflect six-month pediatric extensions to the FDA’s Orange Book dates for the products concerned (Aprovel®, Lantus®, Amaryl®, Eloxatine®, Stilnox®/Ambien CR® and Allegra®). References below to patent protection in Europe indicate the existence of relevant patents in most major markets in the European Union. Specific situations may vary country by country, most notably with respect to older patents and to countries recently acceding to the European Union. See “— Patents,” above.

We additionally set out any regulatory exclusivity from which these products continue to benefit in the United States or European Union. Regulatory exclusivities presented below incorporate any pediatric extensions obtained. While EU regulatory exclusivity is intended to be applied throughout the European Union, its application in some cases has been imperfect. See “— Regulatory Exclusivity,” above.

Lovenox® (enoxaparin sodium). For Lovenox® our principal U.S. patent claims the active ingredient and expires in 2012. This patent was declared unenforceable in February 2007 by a U.S. District Court decision which sanofi-aventis has appealed. In Japan, the active ingredient is not patent protected, but the product benefits from regulatory exclusivity until January 2016. Lovenox® continues to benefit from patent protection in a number of significant markets outside the United States and Japan under patents claiming the active ingredient and expiring in or about 2012, depending on the country.

Plavix® (clopidogrel bisulfate). In the United States, Plavix® benefits from three patents, one covering the crystalline form 1 of the active ingredient expiring in 2011 and two covering the crystalline form 2 each expiring in 2019. The U.S. Form 1 patent was recently upheld by a U.S. District Court decision, which is being appealed by the defendants. In Europe, the product benefits from national patents derived from two European patents, expiring respectively in 2013 and 2019, and relating to form 1 and form 2 of clopidogrel bisulfate. In Japan, form 1 of the active ingredient is claimed by a patent expiring in 2013 and the form 2 of the active ingredient by a patent expiring in 2020.

Aprovel® (irbesartan). Aprovel®’s active ingredient is claimed by patents expiring in the United States in 2011, in Europe in 2012 and in Japan in 2016.

Tritace® (ramipril). The active ingredient of Tritace® is no longer claimed by a patent. Other patents, including formulation and method of use, remain in force in a number of countries. In Canada, a generic of this product was recently launched at risk notwithstanding unexpired patent coverage.

Lantus® (insulin glargine). The patent covering Lantus®’s active ingredient runs to 2014 in Europe, the United States and Japan.

Amaryl® (glimepiride). In the United States, this product does not benefit from any Orange-Book patents or regulatory exclusivity. Outside the United States, we have neither patent protection nor regulatory exclusivity for this product in our principal markets.

Acomplia® (rimonabant). A patent claiming the active ingredient expires in most countries in November 2014. The protection in Europe has been extended via SPC until 2019. In the United States, the patent expiration in April 2014 is expected to benefit from a Patent Term Extension (PTE) period of up to 5 years, the exact duration of which is to be determined only after FDA approval. The product benefits from additional patent coverage ranging through 2022.

Taxotere® (docetaxel). Taxotere®’s active ingredient is protected in the United States and Europe until 2010 and in Japan until 2012, and the product benefits from additional patent coverage ranging through 2013.

Eloxatine® (oxaliplatin). We do not own most Eloxatine® patents but license them from Debiopharm for marketing. The patent covering the active ingredient has expired, but other patents remain in force in our principal markets related to the lyophilized and/or solution formulations and having expiration dates ranging through 2016. Notwithstanding the unexpired patents, a number of generic versions of the lyophilized formulation have recently been launched in Europe. In the United States, Eloxatine® benefited from regulatory exclusivity through February 2008.

Stilnox® (zolpidem tartrate). The patent claiming Stilnox®’s active ingredient has expired in all major markets. However the Group holds a U.S. patent expiring in 2019 covering the formulation of Ambien CR®, which was launched in the United States in 2005. Because of regulatory exclusivity in the United States, as extended by pediatric exclusivities obtained in late 2006, the FDA may not approve a generic of the controlled release formulation Ambien CR® before March 2009.

Copaxone® (glatiramer acetate). Sanofi-aventis has licensed Copaxone® from Teva, with which we co-promote the product (see “— Alliances” below). In both the United States and Europe the patents claiming the active ingredient expire after the respective termination dates of the relevant licenses.

Depakine® (sodium valproate). The patent claiming Depakine®’s active ingredient has expired in all major markets where we commercialize this product.

Allegra® (fexofenadine hydrochloride). Although different presentations of Allegra® are covered by a number of formulation, method of use and other patents including a U.S. patent claiming a particular crystalline form having expiration dates ranging through 2017, the original patent claiming Allegra®’s active ingredient has expired in all major markets. Notwithstanding the unexpired patents, generic fexofenadine hydrochloride tablets have been launched at risk in the United States. In Japan, Allegra® benefits from multiple process and formulation patents running through 2015.

Nasacort® (triamcinolone acetonide). The active ingredient of this product is no longer protected by a patent. In the United States, the Group holds a method of use and a formulation patent, each expiring in 2016. The corresponding European patent expires in 2017.

Xatral® (alfuzosin hydrochloride). This product’s active ingredient is not patent protected. A formulation patent remains in force through 2017 in Europe, the United States and Japan. In the United States, sanofi-aventis benefits from regulatory exclusivity for this product, expiring in June 2008 which prevented the submission for review of a paragraph IV ANDA prior to June 2007.

Actonel® (risedronate sodium). We commercialize Actonel® with Procter & Gamble Pharmaceuticals, which holds the NDA and the patents for this product in the United States. The U.S. patent on the active ingredient expires in December 2013, and a number of other patents having expiration dates ranging through 2018 cover this product. In Europe, the compound patent has expired in some national markets, but remains in force through December 2010 in a number of countries including France, Germany, the United Kingdom, and Italy. Additional patent coverage in Europe is provided by formulation patents with expiration dates in 2012 and 2018 as well as a process patent.

As disclosed in Note D.22.b) to our consolidated financial statements included at Item 18 of this report, we are involved in significant litigation concerning the patent protection of a number of products including Lovenox®, Plavix®, Tritace®, Eloxatine®, Taxotere®, Ambien CR®, Allegra®, Nasacort®, Xatral ®, and Actonel®. We caution the reader that there can be no assurance that we will prevail when we assert a patent in litigation and that there may be instances in which the Group determines that it does not have a sufficient basis to assert one or more of the patents mentioned in this report, for example in cases where a competitor proposes a formulation not appearing to fall within the claims of our formulation patent, a salt or crystaline form not claimed by our composition of matter patent, or an indication not covered by our method of use patent.

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

In the European Union, a generic drug manufacturer may reference the data of the regulatory file for the original approved product after data exclusivity has expired. However, there is no patent listing system in Europe comparable to the Orange Book, which would allow the patent holder to bar the competent authorities from granting the marketing approval by bringing patent infringement litigation prior to approval. As a result, generic products may be approved for marketing following the expiration of marketing exclusivity without regard to the patentee’s rights.

Nevertheless, in most of these jurisdictions once the product is launched and in some jurisdictions already before (once launch is imminent), the patentee can seek an injunction against this marketing if its patents are infringed. See “Item 8. Financial Information — A. Consolidated Financial Statements and Other Information — Information on Legal or Arbitral Proceedings” and Note D.22.b) to our consolidated financial statements included at Item 18 of this annual report.

The accelerated ANDA-type procedures are potentially applicable to most, but not all, of the products we manufacture. See “— Regulation” below. We seek to defend our patent rights vigorously in these cases. Success or failure in the assertion of a given patent against one competing product is not necessarily predictive of the future success or failure in the assertion of the same patent — or a fortiori the corresponding foreign patent — against a second competing product because of such factors as possible differences in the formulations of the competing products, intervening developments in law or jurisprudence, local variations in the patents and differences in national patent law and legal systems.

Trademarks

Our products are sold around the world under brand-name trademarks that we consider to be of material importance in the aggregate. It is our policy to register our trademarks worldwide, and to monitor the trademarks in our portfolio and defend them worldwide.

The degree of trademark protection varies country by country, as each state implements its own laws applicable to trademarks used in its territory. In most countries, trademark rights may only be obtained by registration. In some countries, trademark protection is primarily based on use. Registrations are granted for a fixed term (in most cases ten years) and are renewable indefinitely, but in some instances may be subject to the continued use of the trademark. When trademark protection is based on use, it covers the products and services for which the trademark is used. When trademark protection is based on registration, it covers only the products and services designated in the registration. Additionally, in certain cases, we may enter into a coexistence agreement with a third-party that owns potentially conflicting rights in order to better protect and defend our trademarks.

Production and Raw Materials

Our principal manufacturing processes consist of three stages: the manufacture of active ingredients, the incorporation of those ingredients into products, and packaging.

We generally develop and manufacture the active ingredients that we use in our products. We have a general policy of producing the active ingredients for our principal products at our own plants in order to minimize our dependence on external manufacturers and control the product throughout the production cycle. Although in some cases we outsource certain production elements, we are committed to this general principle.

The production of the active ingredients used in Stilnox®, Kerlone®, Xatral®, Solian® and Tildiem® is partly outsourced to Dynamit Nobel, a company to which we sold the related facilities in 2001.

Among our other key products, we also depend on third parties in connection with the manufacture of Eloxatine®. Under the terms of our license agreement, we purchase the active ingredient from Debiopharm, and the production of the finished lyophilized product is outsourced to two manufacturers. The manufacturing of the liquid form of Eloxatine® is conducted at our facility in Dagenham (United Kingdom).

Under our partnership with BMS, a multi-sourcing organization and security stock are in place for Plavix® / clopidogrel bisulfate and Aprovel® / irbesartan.

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

For historical reasons the production of some of our products, mainly non-strategic, is outsourced to external manufacturers. Our main subcontractors are Patheon, Famar, Catalent, Haupt and Sofarimex. These subcontractors are required to follow our guidelines in terms of quality, logistics and other criteria.

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

To carry out the production of Vaccines, sanofi pasteur uses a wide industrial operations network, with sites located in North America, France, China, Thailand and Argentina.

More details about our manufacturing sites are set forth below under “D. Property, Plant and Equipment”.

Health, Safety and Environment (HSE)

The manufacturing and research operations of sanofi-aventis are subject to increasingly stringent health, safety and environmental laws and regulations. These laws and regulations are complex and rapidly changing, and sanofi-aventis incurs the spending necessary to comply with them. This investment, aimed at respecting health, safety and the environment, varies from year to year and totaled approximately €104 million in 2007.

The applicable environmental laws and regulations may require sanofi-aventis to eradicate or reduce the effects of chemical substance usage and release at its various sites. The sites in question may belong to the company, be currently operational, or they may have been owned or operational in the past. Under some of these laws and regulations, a current or previous owner or operator of a property may be held liable for the costs of removal or remediation of hazardous substances on, under or in its property, or transported from its property to third party sites, without regard to whether the owner or operator knew of, or under certain circumstances caused the presence of the contaminants, or at the time site operations occurred, discharging those substances was authorized.

Moreover, as for a number of companies involved in the pharmaceutical, chemical and agrochemical industries, soil and groundwater contamination has occurred at some company sites in the past, and may still occur or be discovered at others. In the Group’s case, such sites are mainly located in the United States, Canada, Germany, France, Brazil, Japan, Italy and United Kingdom. As part of a program of environmental audits conducted over the last few years, detailed assessments of the risk of soil and subsoil contamination have been carried out at current and former company sites. In cooperation with national and local authorities, the Group constantly assesses the rehabilitation work required and this work has been implemented when appropriate. Long-term rehabilitation work is in progress in Rochester, Cincinnati, Mount-Pleasant, Ambler and Portland in the United States; Frankfurt in Germany; Décines, Valernes, Limay, Beaucaire and Rousset in France; Brindisi in Italy; and on a number of sites divested to third parties and covered by contractual environmental guarantees granted by sanofi-aventis. Sanofi-aventis may also have potential liability for investigation and cleanup at several other sites. Provisions have been established for the sites already identified and to cover contractual guarantees for environmental liabilities for sites that have been divested. For example, in 2007 the State of New Jersey initiated a claim against Bayer CropScience seeking compensation for damages caused to natural resources (NRD) at a former Rhône-Poulenc site in the United States, resulting in indemnification claims by Bayer CropScience against the Group under contractual environmental guarantees granted at the time of Bayer’s acquisition of the CropScience business. Similar cases involving other sites formerly owned by the Group cannot be excluded in the future. Potential environmental contingencies arising from certain business divestitures are described in Note D.22.e) to the consolidated financial statements included at Item 18 of this annual report. In 2007, sanofi-aventis spent more than €45 million on rehabilitating sites previously contaminated by ground pollution. As of December 2007, the most in-depth review possible was carried out of the legacy of environmental pollution. In light of data collected during this review, the Group adjusted the provisions to approximately €494 million as at December 31, 2007.

Because of the evolution of environmental regulations governing site remediation the Group’s provisions for remediation obligations may not be adequate due to the multiple factors involved, such as the complexity of operational or previously operational sites, the nature of claims received, the rehabilitation techniques considered, the planned timetable for rehabilitation, and the outcome of discussions with national Regulatory Authorities or other potentially responsible parties, as in the case of multiparty sites. Given the long industrial history of some of our sites and the legacy obligations of Aventis arising from its past involvement in the chemical and agrochemical industries, it is impossible to quantify the future impact of these laws and regulations with precision.

To our knowledge, the Group is not currently subject to liabilities for non-compliance with current HSE laws and regulations that could be expected to significantly jeopardize its activities, financial situation or operating income. We also believe that we are in substantial compliance with current HSE laws and regulations and that all the environmental permits required to operate our facilities have been obtained. Regular HSE audits (54 in 2007) are carried out by the Group in order to detect possible instances of non-compliance with regulations and to initiate corrective measures. Moreover, 62 loss prevention technical visits were carried out in 2007.

Sanofi-aventis has implemented a worldwide policy on health, safety and the environment to promote the health and well-being of the employees and contractors working on its sites and respect for the environment. We consider this policy to be an integral part of our commitment to social responsibility. In order to implement this policy, 77 rules have been drawn up in the key fields of HSE management, Good HSE Practices, safety in the workplace, process safety, industrial hygiene, health in the workplace and protection of the environment.

Health

From the development of compounds to the commercial launch of new drugs, sanofi-aventis research scientists continuously assess the effect of products on people’s health. This expertise is made available to employees through two committees responsible for chemical and biological risk assessment. The COVALIS committee classifies all chemical and pharmaceutical products handled within the Group and establishes workplace exposure limits for each of them. The TRIBIO Committee is responsible for classifying all biological agents according to their degree of pathogenicity, and applies rules for their containment and the preventive measures to be respected throughout the Group.

Appropriate Industrial Hygiene practices and programs are defined and implemented in each site. These practices consist essentially of containment measures of collective and individual protection against exposure in all workplaces where chemical substances or biological agents are handled. All personnel are monitored with an appropriate initial and routine medical program, focused on the potential occupational health risks linked to their duties.

Safety

Sanofi-aventis has a rigorous policy to identify and evaluate risks and to develop preventive measures, and methods for checking their efficacy. Additionally, sanofi-aventis invests in training that is designed to instill in all employees a sense of concern for safety, regardless of their duties. These policies are implemented on a worldwide scale to ensure the safety of all employees and to protect their health. Each project, whether in research, development or manufacturing, is subject to evaluation procedures, incorporating the chemical substance and process data communicated by the COVALIS and TRIBIO committees described above. The preventive measures are designed primarily to reduce the number and seriousness of work accidents and to minimize exposures involving permanent and temporary sanofi-aventis employees as well as our sub-contractors. In addition, a committee has been set up to prepare and support the implementation of the new European Union REACH regulation on Registration, Evaluation, Authorisation and Restriction of Chemicals.

The French chemical manufacturing sites in Aramon, Neuville-sur-Saône, Saint-Aubin-lès-Elbeuf, Sisteron, Vertolaye and Vitry, as well as the plants located in the Hoechst Industry Park in Frankfurt, Germany, and the chemical production site in Budapest, Hungary, are listed Seveso II (from the name of the European directive that deals with potentially dangerous sites through a list of activities and substances associated with classification thresholds). In accordance with the French law on technological risk prevention, the French sites are also subject to heightened security inspections in light of the toxic or flammable materials stored on the sites and used in the operating processes.

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

The laboratories which specialize in process safety testing, which are an integral part of our chemical development activities, apply methods to obtain the physico-chemical parameters of manufactured chemical substances (intermediate chemical compounds and active ingredients) and apply models to measure the effect of potentially leachable substances in the event of a major accident. In these laboratories the parameters for qualifying hazardous reactions are also determined to define scale-up process conditions while transferring from development stage to industrial scale. All these data ensure the relevance of the risk assessments.

We believe that the safety management systems implemented at each site, the hazard studies carried out and the risk management methods implemented, as well as the insurance policies covering any third-party material damages, are consistent with legal requirements and the best practices in the industry.

Environment

The main objectives of the environmental policy of sanofi-aventis are to implement clean manufacturing techniques, minimize the use of natural resources and reduce the environmental impact of its activities. In order to optimize and improve our environmental performance, sanofi-aventis is committed to progressively obtaining ISO 14001 certification. Thirty-five manufacturing sites and three Research & Development sites are currently certified. This commitment is part of a strategy of continuous improvement practiced at all Group sites through the annual implementation of HSE progress plans. We believe that this strategy clearly expresses the commitment of both management and individuals to health, safety and the environment. Thanks to capital expenditures updating plants and improving efficiency, four of the Group’s European sites are no longer in the scope of the European CO2 Emissions Trading Scheme, which is aimed at helping to reach the targets set by the Kyoto protocol. As of January 1, 2008, only six of the Group’s European sites were still included in the scheme.

The recent efforts of the Group in terms of environmental protection have mainly targeted reductions in energy consumption, greenhouse gas emissions control, improvements in the performance of water treatment installations, reduction of volatile organic compound emissions, raw material savings and recycling, and reductions in waste materials or increases in the percentage being recycled. In 2007, we managed to control and in some fields substantially improve our performance in terms of consumption and waste measured in relation to our activity levels.

In order to assess the environmental impact of the drug substances found in products marketed by sanofi-aventis, a committee of experts called ECOVAL has been set up to develop an environmental risk assessment methodology, and to run programs to collect the necessary data for such assessments. Because they predated current regulations, additional ecotoxicity assessments were performed in 2006 – 2007 on six substances in order to obtain information that was not gathered when they were launched (as regulatory requirements were different at that time) and evaluate environmental risks resulting from their use by patients.

Markets

Segment information relating to 2005, 2006 and 2007 can be found at Note D.35 to our consolidated financial statements included at item 18 of this annual report.

Marketing and Distribution

Sanofi-aventis has a commercial presence in approximately 100 countries, and our products are available in more than 170. Our top five national markets in terms of net sales are, respectively, the United States, France, Germany, Italy and Japan.

A breakdown of our sales by geographic market is presented in “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2007 Compared with Year Ended December 31, 2006.” Accounting for almost half of global prescription drug sales, the United States is the world’s largest pharmaceutical market and our single largest national market. In 2007, we generated 33.8% of our net sales in the United States. In Europe, our leading markets are France, Germany, Italy, United Kingdom and Spain. Japan, the world’s second-largest national pharmaceutical market, accounted for 4.1% of our net sales in 2007 (source: IMS 2007 sales, all monthly available channels).

Although specific distribution patterns vary by country, we sell prescription drugs primarily to wholesale drug distributors, independent and chain retail drug outlets, hospitals, clinics, managed care organizations and government institutions. With the notable exception of OTC products, these drugs are ordinarily dispensed to the patients by pharmacies upon presentation of a doctor’s prescription.

We have a global sales force of 35,115 representatives, including approximately 11,600 in Europe, 8,400 in the United States, 1,700 in Japan and 2,000 in China.

Our medical sales representatives, who work closely with health care professionals, use their expertise to promote and provide information on our drugs. These representatives embody our values on a day-to-day basis and are required to adhere to a code of ethics. This commitment extends to promoting and providing information not only on the latest therapeutic advances but also on our mature products, which provide the foundation for satisfying major therapeutic needs. With regard to this commitment, we initiated a worldwide project at the beginning of 2007 aimed at increasing our sales forces’ competitiveness and productivity. This resulted in the deployment of new management tools and the building of a more customer-focused selling model.

Our sales forces directly promote our products to physicians and pharmacists. As most pharmaceutical companies do, we also market and promote our products through a variety of advertising, public relations and promotional tools. We regularly advertise in medical journals and exhibit at major medical congresses. In some countries, some of our products are also marketed directly to patients by way of television, radio, newspapers and magazines. We sometimes use specific media channels to market our products. National advertising campaigns are used to enhance awareness of conditions such as deep vein thrombosis, osteoporosis, uncontrolled diabetes, influenza and peripheral arterial disease in markets such as Germany, France and the United States.

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

Alliances

We have three major alliances through which four of our top 15 products are marketed. The first, with Bristol-Myers Squibb, governs the development and marketing of Plavix® and Aprovel®. The second, with Procter & Gamble Pharmaceuticals, governs the development and commercialization of Actonel®. The third is a marketing agreement with Teva Pharmaceutical Industries regarding Copaxone®.

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

There are three principal marketing arrangements that are used in the BMS alliance:

•	co-marketing: each company markets the products independently under its own brand names;

•	exclusive marketing: one company has the exclusive right to market the products; and

•	co-promotion: the products are marketed through the alliance arrangements (either by contractual arrangements or by separate entities) under a single brand name.

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

•

we have the exclusive right to market Aprovel® and Plavix® in Eastern Europe, Africa and the Middle East, and we have the exclusive right to market Aprovel® in Asia (excluding Japan). Since September 2006 we have had the exclusive right to market Aprovel® in Scandinavia and in Ireland.

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

Procter & Gamble Pharmaceuticals (P&G)

We in-license Actonel® from P&G. An alliance with P&G was concluded in April 1997 for the co-development and marketing of Actonel®. The 1997 agreements were amended in October 2004 following the acquisition of Aventis by sanofi-aventis, and again in December 2007 with respect to the marketing rights for Actonel® in certain countries in Europe.

The alliance agreement with P&G includes the development and marketing arrangements for Actonel® worldwide (except Japan). The ongoing R&D costs for the product are shared equally between the parties, while the marketing arrangements vary depending on the country in which the product is marketed.

Under the alliance arrangements with P&G, there are five principal territories with different marketing arrangements:

•

co-promotion territory: the product is jointly marketed through the alliance arrangements under the brand name Actonel® with sales booked by P&G. The co-promotion territory includes the United States, Canada and France. Germany, Belgium and Luxemburg were also included until December 31, 2007 and the Netherlands until March 31, 2008;

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

•

co-marketing territory: each company markets the products independently under its own brand name. This territory currently includes Italy. In Italy the product is sold under the brand name Actonel® by P&G and under the brand name Optinate® by sanofi-aventis. Each company also markets the product independently under its own brand name in Spain, although Spain is not included in the co-marketing territory; the product is marketed in Spain under the brand name Acrel® by P&G and under the brand name Actonel® by sanofi-aventis;

•

P&G only territory: the product has been marketed by P&G independently under the brand name Actonel® in Germany, Belgium and Luxemburg since January 1, 2008 and will be marketed independently by P&G in the Netherlands starting April 1, 2008; and

•	sanofi-aventis only territory: the product is marketed by sanofi-aventis independently under the brand name Actonel® or another agreed trademark in all other territories.

Teva Pharmaceutical Industries (Teva)

We in-license Copaxone® from Teva and market it through an alliance agreement with Teva, which was originally concluded in 1995, and has been amended several times, most recently in 2005.

Under the alliance agreement with Teva, marketing and financial arrangements vary depending on the country in which the products are marketed.

Outside the United States and Canada, there are two principal marketing arrangements under the Teva alliance:

•

exclusive marketing: we have the exclusive right to market the product. This system is used in a number of European countries (Portugal, Italy, Greece, Finland, Denmark, Sweden, Norway, Iceland, Ireland, Luxemburg, Poland, Lichtenstein, Switzerland), Australia and New Zealand; and

•

co-promotion: the product is marketed through the alliance arrangements under a single brand name. We use the co-promotion system in Germany, the United Kingdom, France, the Netherlands, Austria, Belgium, the Czech Republic and Spain.

In the United States and Canada, Copaxone® is being sold and distributed by sanofi-aventis but marketed by Teva until March 31, 2008. From this date on Teva will assume the Copaxone® business, including sales of the product, in the United States and Canada. Sanofi-aventis will no longer share certain marketing expenses and, for a period of two years, will receive from Teva a royalty of 25% of sales in these markets.

Competition

The pharmaceutical industry is currently experiencing significant changes in its competitive environment. Innovative drugs, a broad product range, and a presence in all geographical markets are key factors in maintaining a strong position relative to the competition.

There are four types of competition in the pharmaceutical market:

•	competition between pharmaceutical companies to research and develop new patented products or new therapeutic indications;

•	competition between different patented pharmaceutical products marketed for the same therapeutic indication;

•	competition between original and bioequivalent generic products and biosimilars at the end of patent protection; and

•	competition between generic products.

We compete with other pharmaceutical companies in all major markets to develop innovative new products. We may develop new technologies and new patented products wholly in-house, but we also enter into collaborative R&D agreements in order to access new technologies.

Our prescription drugs compete in all major markets against patented drugs from major pharmaceutical companies like Abbott in benign prostatic hyperplasia and antiobesity; AstraZeneca in cardiovascular disease, hypertension and oncology; Boehringer-Ingelheim in atherothrombosis and benign prostatic hyperplasia; Bristol-Myers Squibb in oncology; Eli Lilly in osteoporosis, diabetes and oncology; GlaxoSmithKline in oncology, allergies, diabetes and thrombosis; Merck & Co. in hypertension, osteoporosis, diabetes and benign prostatic hyperplasia; Novartis in hypertension and oncology; Novo Nordisk in diabetes; Pfizer in antibiotics, oncology, thrombosis and allergies; and Roche in oncology and antiobesity.

In our Vaccines business, we compete primarily with Merck & Co, GlaxoSmithKline and Novartis.

We also face competition from generic drugs that enter the market when our patent protection or regulatory exclusivity expires, or when we lose a patent infringement lawsuit (see “— Patents, Intellectual Property and Other Rights” above). Similarly, when a competing patented drug from another pharmaceutical company faces generic competition, these generic products can also affect the competitive environment of our own patented product.

Competition from producers of generics has increased sharply in response to healthcare cost containment measures and to the increased number of products going off patent.

Generics manufacturers who have received all necessary regulatory approvals for a product may decide to launch a generic version before the patent expiry date. This may occur notwithstanding the fact that the owner of the original product may already have commenced patent infringement litigation against the generics manufacturer. Such launches are said to be “at risk” for the promoter of the generic product because of the risk it will be required to pay substantial damages to the owner of the original product; however, they may also significantly impair the profitability of the pharmaceutical company whose product is challenged.

Another competitive issue drugs manufacturers are facing is the increasing incidence of parallel trade, also known as reimportation. This takes place when drugs sold abroad under the same brand name as in a domestic market are then imported into that domestic market by parallel traders, who may repackage or resize the original product or sell it through alternative channels such as mail order or the internet. This issue is of particular relevance to the European Union, where these practices have been encouraged by the current regulatory framework. Parallel traders take advantage of the price differentials between markets for a product arising from factors including sales costs, market conditions (such as intermediate trading stages), tax rates, or national regulation of prices.

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

Note: The following market shares and ranking information is based on sales data from IMS Health MIDAS, retail and hospital, for calendar year 2007, in constant euros (unless otherwise indicated). For more information, see “— Presentation of Financial and Other Information” above.

United States

We rank tenth in the United States with a 3.46% market share.

Key events in 2007 were:

-	introduction of generics of Ambien® IR in April;

-	strong performances from Lantus® and Lovenox®;

-

the workdown over the first half of the year of the inventories held in distribution channels of a generic clopidogrel bisulfate, launched at risk in August 2006 and competing with Plavix®, and the recovery of Plavix® sales since the end of the second quarter of 2007.

France

We are France’s leading pharmaceutical company, but were affected during 2007 by growing competition from generics for several of our products and public authorities’ cost containment measures.

Our market share is 13.6%. Plavix®, Lovenox®, Taxotere® and Lantus® are the top-selling products in their respective fields.

Germany

We rank second in Germany, with a 6.0% market share. Our major products are Plavix®, Lovenox®, and the diabetes treatments Insuman® and Lantus®.

We were affected by the generification of Eloxatine® and public authorities’ cost containments measures.

Japan

We rank fourteenth in Japan with a 2.3% market share, representing a sharp rise versus 2006, with a strong contribution from Plavix®.

Our main products are Allegra® , Amaryl®, Ancaron®, Taxotere® and Stilnox® (zolpidem tartrate), sold under the brand name Myslee®.

Main events for the year 2007 were:

•	February 2007: termination of co-promotion of Plavix® with Daiichi Sankyo Co., Ltd., the rights being taken back by sanofi-aventis;

•	October 2007: transfer to sanofi-aventis of commercial rights for Panaldine® (ticlopidine) from Daiichi Sankyo Co.,Ltd.;

•

December 31, 2007 : transfer to sanofi-aventis of commercial rights for seven products licensed to Chugai: Amoban® (zopiclone), Rythmodan® (disopyramide), Preran® (trandolapril), Benambax® (pentamidine), Cefotax® (cefotaxime), Acetanol® (acebutolol), Menamin® (ketoprofen);

•	December 31, 2007: transfer to sanofi-aventis of certain rights for Myslee®.

Lovenox® was approved in Japan in its first indication in January 2008 under the brand name Clexane® (See “Principal pharmaceutical products — Thrombosis — Lovenox®/Clexane®” above).

Regulation

The global production and distribution of pharmaceuticals is highly regulated. National and supranational regulatory authorities administer a vast array of laws, directives and regulations which dictate the pre-approval testing, and the quality standards, in order to ensure safety and efficacy of a new drug. These authorities also regulate product labeling, manufacturing, importation/exportation and marketing as well as post-approval commitments which the product manufacturer is required to honor.

Of significant importance are the requirements to obtain approval for a pharmaceutical product from a country’s national regulatory authority prior to marketing in that country and to maintain the dossier thereafter. These regulatory requirements are key in determining whether an active ingredient will be developed into a marketable product, as well as the amount of time and expense associated with such a development program.

The submission of an application to a regulatory authority does not guarantee product approval, or that a license to market the product will be granted. Furthermore, each regulatory authority may impose its own requirements during product review. It may refuse to grant approval, or may require additional data before and also after granting an approval, even though the relevant product has already been approved in one or several other countries. Regulatory authorities also have administrative powers to determine product recalls, seizure of products and other penalties for violations of regulations.

Europe, the United States and Japan all have high standards for pharmaceutical technical appraisal. Product approval usually takes one to two years, but depending on the country it can vary from six months to, in some cases, several years from the date of application. Factors such as the quality of data submitted, the degree of control exercised by the regulatory authority, the review procedures, the nature of the product and the condition to be treated, play a major role in the length of time a product is under review.

In recent years, intensive efforts have been made among the United States, the European Union and Japan to harmonize product development and regulatory submission requirements. Many pharmaceutical companies are now able to prepare and submit a common technical document (CTD) that can be used in each jurisdiction for a particular product with only local or regional adaptation.

However, the requirement of many countries (including Japan and several Member States of the European Union) to negotiate selling prices or reimbursement rates for pharmaceutical products with government regulators can substantially extend the time for market entry to long after initial marketing approval is granted. While marketing authorizations for new pharmaceutical products in the European Union have been substantially centralized with the European Medicines Agency (EMEA), pricing and reimbursement remain a matter of national competence. See “— Pricing & Reimbursement” below.

In the European Union, there are three main procedures by which to apply for marketing authorization:

•

the Centralized Procedure is compulsory for medicinal products derived from biotechnology and for drugs intended to treat certain conditions and is also available at the request of companies for any other innovative products. In the Centralized Procedure the license application is submitted directly to the EMEA. The Committee for Medicinal Products (CHMP) evaluates the application for human use. The European Commission makes the final binding decision. Once granted, an approval via the Centralized Procedure is valid throughout the European Union without further action and the drug may be marketed within all European Union member states;

•

the Mutual Recognition Procedure (MRP) operates by having one country (i.e., the Reference Member State, RMS) carry out the primary evaluation of a new compound. Once the first license is granted by the RMS, other European Union member states (Concerned Member States, CMS) must then decide whether they will accept, request clarifications or reject the approval granted by the RMS; and

•

the Decentralized Procedure applies to products that have not yet obtained a marketing authorization in a European member state. The key procedural difference compared to the Mutual Recognition Procedure is that an initial evaluation is done by the RMS with all the CMS being involved earlier in the process by contributing to the draft assessment report.

The EMEA has introduced a series of initiatives aiming at improving the openness and the transparency of its activities, such as procedures dealing with the publication of the European Public Assessment Report (for approved, withdrawn or rejected projects), which will now be more detailed. New initiatives are being proposed with regard to the publication of question and answer documents and of safety bulletins on medicines for human use.

National authorizations are still possible, but are only for products intended for commercialization in a single EU Member State, or for line extensions to existing national product licenses.

A new regulation in pediatric development came into force in January 2007 with implementation ongoing until 2009. It is aimed at promoting the development of drugs well adapted to children and ensuring safe use in the pediatric population. Incentives are proposed such as extension of SPC (Summary of Product Characteristics) or data protection for PUMA (Pediatric Use Marketing Authorization)

In the United States, applications for drug approval are submitted for review by the U.S. Food and Drug Administration (FDA). The FDA has broad regulatory powers over all pharmaceutical products that are intended for sale and marketing in the United States. To commercialize a product in the United States, a New Drug Application (NDA) is filed with the FDA with data that sufficiently demonstrate the drug’s quality, safety and efficacy. Specifically, the FDA must decide whether the drug is safe and effective for its proposed use, if the benefits of the drug’s use outweigh its risks, whether the drug’s labeling is adequate, and if the manufacturing of the drug and the controls used for maintaining quality are adequate to preserve the drug’s identity, strength, quality and purity. Based upon this review, the FDA can require post-approval commitments. Approval for a new indication of a previously registered drug requires the submission of a supplemental NDA (sNDA).

Pharmaceutical manufacturers have committed to publishing protocols and results of clinical studies performed with their compounds in publicly accessible registries (Clinical Trials Registry and Clinical Trial Results Registry).

Once marketing authorization is granted, the new drug may be prescribed by physicians. Thereafter, the drug owner must submit periodic reports to the regulatory authorities including assessment of adverse reactions. For some medications, regulatory authorities may require additional studies to evaluate long-term effects or to gather information on the use of the product under special conditions. In addition, manufacturing facilities must be approved by regulatory authorities, and are subject to periodic inspections. Non-U.S. manufacturing facilities that export products for sale in the United States must be approved by the FDA in addition to local regulatory approvals, and are also subject to periodic FDA inspections.

In the United States, generic drug manufacturers may file an Abbreviated NDA (ANDA). These applications are “abbreviated” because they are generally not required to include preclinical data, such as animal studies and human clinical data to establish safety and effectiveness. Instead, generic manufacturers need to demonstrate that their product is bioequivalent, i.e., that it performs in humans in the same manner as the innovator’s product. Consequently, the length of time and cost required for development of such product can be considerably less than for the innovator’s drug. See “— Patents, Intellectual Property and Other Rights”, above, for additional information. The ANDA procedures in the United States can be used for pharmaceutical products classified as “drugs”.

The Food and Drug Administration Amendments Act of 2007 (FDAAA) was signed in law in September 2007. Currently, the U.S. Congress is considering “Technical Amendments” to the FDAAA, which are corrections and clarifications of the original law. At the same time, the FDA has developed performance goals and procedures for the implementation of the new law. In the near future, the FDA Office of Chief Council will decide which provisions of the new law can be implemented directly by the FDA and which will require new regulations for the FDA to perform their new duties.

In Japan, the regulatory authorities can require local development studies; they can also request bridging studies to verify that foreign clinical data are applicable to Japanese patients and also require data to determine the appropriateness of the dosages for Japanese patients. In the past, these additional procedures have created differences of several years in the registration dates of some of our products in Japan compared to our other major countries.

Pricing & Reimbursement

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

We believe that governments will continue to enact measures in the future aimed at reducing the cost of pharmaceutical products. It cannot be predicted with certainty what future effects the various pharmaceutical price control efforts will have on our business. These efforts could have significant adverse consequences for the pharmaceutical industry as a whole and, consequently, also for sanofi-aventis. Stricter budgeting and price controls, incorporation of patent protected drugs into national reference price systems, changes to approved drug lists and other similar measures may continue to occur in the future. We expect that reward for innovation will stagnate and may decrease and that market access delays, rebates/payback mechanisms and the lack of transparency and objectivity will continue and may increase.

United States

The United States does not have a universal regulatory drug pricing control system. However, public and private third-party payers in the United States increasingly pursue cost-containment, through such measures as: (i) higher patient co-payments for brand products; (ii) step therapy (also known as “fail first”, a protocol under which a brand product may be prescribed and reimbursed only if therapy has already failed using at least one low-cost generic drug); and (iii) requirements that a prescriber obtain third-party payer authorization prior to prescribing certain medications. As these measures become more widespread, the cumulative effect is the construction in practice of positive and negative lists of drugs that will or will not be reimbursed by third-party payers.

The Medicare Part D program was initiated in 2006 to cover out-patient drugs for the elderly. Combined with Medicaid and other federal and state drug coverage programs, it puts the public sector on a par with the private health insurance sector in terms of total drug reimbursement. This federal program is implemented through third party market drug benefit providers utilizing formulary design and a discount negotiation process. As in private sector plans, benefit managers dynamically manage the formulary process to manage overall cost trends and utilization.

Some segments of the publicly funded drug market (military personnel and retirees and their dependents) as well as public health service programs (Medicaid, etc.) are greatly affected by government actions. Federal and state efforts to increase price transparency have led those market segments away from average wholesale price toward visible and reportable product pricing benchmarks (wholesale acquisition cost, average manufacturer price, average sales price). Moreover, individual state governments actively seek ways to further reduce the cost of pharmaceutical products; various methods are used, such as more formulary controls, preference for generic product usage, supplemental rebates for preferred access to their Medicaid formulary, etc.

France

In France, the government regulates cost containment through various measures.

The reimbursement status and the prices of all reimbursed products are administered and controlled by the High Authority for Health (Haute Autorité de Santé or HAS), created in 2005. The HAS is in charge of evaluating medicines and other forms of treatment, providing good clinical practice guidelines and offering periodically reviewed recommendations on reimbursement status. These could lead to withdrawal from the reimbursement list if the medical value is considered insufficient.

For most off-patent products, price control is mainly driven by the reference price system. Patients pay the difference, if any, between the product price and the reference price (usually based on the generic price). In parallel, for new innovative drugs, the principle of a “fast-track” procedure to set prices and provide reimbursement has been introduced. This measure can extend by many months the duration of commercialization for drugs under patent protection.

The Health Care Budget — including the Drug Budget — is determined annually by the Health Insurance Bill. A compensation mechanism has been set up in case of overspending.

A tax on reimbursed products (set at 1% in 2007), incentives to substitute generics for branded medicines, price cuts and control over prescriptions are also used to better contain the drug budget.

Germany

Since the late 1980s, the German government has imposed a large range of supply- and demand-side restrictions intended to curb the level of overall spending on pharmaceuticals.

On- and off- patent drugs in specific therapeutic classes are subject to the reference pricing system. It requires patients to pay the difference between the actual price of the prescribed drug and the reimbursed price. In practice, patients are often not willing to pay the difference. As a result, pharmaceutical companies face the decision either to reduce prices to the reference price level or risk a substantial drop in prescriptions.

Individual prescription limits for physicians were introduced in 2001, which have to be negotiated annually between the Statutory Health Insurance (SHI) and the National Association of SHI-accredited Physicians. The legislation is also aimed at increasing the prescription of generic and parallel imported drugs.

For non reference-priced products and also for some off-patent drugs, compulsory rebates have been applied by SHI since 2003 with fluctuating rates. In 2007 rebates amounted to 6% and 10% respectively.

Meanwhile, Germany’s newly created Institute for Quality and Economic Efficiency (IQWiG) has begun to conduct Health Technology Assessments. It has been criticized as having cost-control, rather than health benefits, as its principal objective, using criteria lacking transparency and basing its assessments only on randomized clinical trials. IQWiG is an advisory body, but its recommendations have an impact on pricing and reimbursement decisions for innovative drugs, as seen in their evaluation on short-acting insulin analogs judged to have no therapeutic advantage over short-acting human insulin in the treatment of type 2 diabetes mellitus.

The new SHI Competition Enhancement Act was introduced in April 2007 and requires cost-benefit assessments to be made in line with international standards. This act has also dramatically increased the importance of rebate agreements with SHI through various new enforcement mechanisms. Amongst others, products with generic alternative are now subject to a mandatory substitution at pharmacy level by rebated drugs (“aut idem” rule) and SHI may cease or reduce patient co-payment for rebated products. On this basis, manufacturers have therefore started to negotiate such discount prices with SHI for their products with generic competition. So far, patented products have only been slightly affected by this new rule.

Japan

The Ministry for Health, Labor and Welfare (MHLW) controls the pricing of pharmaceutical products in Japan. The MHLW determines the reimbursement price paid by the National Health Insurance (NHI) to medical institutions for each prescription drug. Since the price at which medical institutions purchase drugs can be set at a lower price than the reimbursement price through negotiation with wholesalers, a gap may exist between the selling price and the NHI drug price. Every other year, the MHLW carries out a revision of drug reimbursement prices aimed at bringing NHI prices closer to market prices. The drug price for fiscal year 2008 will be reduced by 5.2% while the April 2006 price cut was on average 6.7%.

A government-private sector dialogue on the pharmaceutical industry started at the end of 2006. Its members are ministers from MHLW, METI (Ministry of Economy, Trade and Industry), MEXT (Ministry of Education, Culture, Sports, Science and Technology), and representatives from academia and pharmaceutical manufacturers. The continuation of this dialogue, which highlighted the importance of innovation for the nation’s healthcare, was reaffirmed recently.

The New Pharmaceutical Industry Vision including a 5-year action plan was published in August 2007 with the aim of further strengthening Japan’s global competitiveness in this area. Appropriate evaluation of innovation is one of the key tasks in the government’s “Five-Year Strategy for Creation of Innovative Drugs and Medical Devices”. Similarly and for the first time, a Vision for Vaccines was drafted and sent a positive signal towards improving market access conditions for vaccines in Japan. These reports stress the importance of resolving the existing Drug Lag (i.e., therapeutically important drugs already available in major countries but not yet available in Japan) and some steps have already been taken to resolve it, such as the recruitment of qualified reviewers at the Pharmaceutical and Medical Devices Agency (PMDA). As a result of industry pressure, the data protection period for New Chemical Entities (NCEs) has been extended from 6 years to 8 years.

Meanwhile, the government Basic Policy aims to double the generic volume share to 30% in the next 5 years. The implementation of some practical measures supporting this objective, such as a biannual listing of new generics and a change in the script format, has already begun.

Italy

A new public body, the Italian medicines agency (AIFA), has taken over all the responsibilities covering medicine approval, pricing and reimbursement, as well as pharmaceutical expenditure in general since 2004. The AIFA has the authority to reassess the reimbursement list on an annual basis.

After a succession of price cuts in 2006 to compensate the overspending of the previous years, the financial law for 2007 introduced the possibility of substituting a payback due in installments for the 5% price discount in force since October 2006. This applies to all commercialized drugs belonging to reimbursement Classes A (100% reimbursement) and H (hospital only drugs).

This measure has been maintained in 2008 alongside a more structural reform providing in particular for the definition of a budget per company, the definition of the NHS budget for retail and hospital markets and the allocation of responsibility / liability for budget overspend between companies and regions. This reform is also introducing a specific budget for innovative products (the degree of innovation being decided by the central Authorities). AIFA is also going to encourage investment in R&D and Production in the Italian market (Accordi di Programma published in November 2007).

In addition to the AIFA regulation, several Italian regions continue to enforce initiatives to contain local drug expenditures, such as for hospitals to provide drugs for out-patient use. However, the AIFA has not allowed for the possibility of setting up regional reference prices.

In January 2008, the free-market pricing rules for non-prescription products (OTC and other) came into force, allowing sale through mass distribution channels (e.g., supermarkets) in addition to the traditional pharmacy.

United Kingdom

The Department of Health has the power, set forth in the Health Act 1999, to limit prices of pharmaceuticals and control the profits of pharmaceutical companies. A five-year price-regulation agreement called the Pharmaceutical Price Regulation Scheme (PPRS) was concluded between the industry association and the Department of Health.

Within a framework relating to profit, manufacturers are free to set initial prices but restricted in making subsequent price changes. In November 2004 the Department of Health announced that it had re-negotiated the PPRS for the next five years for the period through 2010. This includes an overall 7% price cut, which the companies can achieve by modulating reductions on their products covered by PPRS. In August 2007, the Department of Health announced its intention to renegotiate the current PPRS, prior to the expiry of the current agreement in 2010. Negotiations with the Industry Association have commenced and the expectation is that a revised agreement will be concluded during 2008.

The 192 Primary Care Trusts operating in the United Kingdom increasingly define their own prescription guidelines. These Primary Care Trusts largely follow the guidelines of the national health authorities, but the timing of implementation can vary among Trusts. In England, the National Institute for Health and Clinical Excellence (NICE) is empowered to issue guidelines in relation to therapeutic areas and guidance on the clinical effectiveness and cost effectiveness of particular treatments. Guidance by NICE influences the extent to which supply of the product is financed within the National Health Service. Under public and industry pressure, NICE adopted a fast-track appraisal system for life-saving drugs that could lead to faster adoption of innovative drugs by the National Health Service. In Scotland, the role of NICE is performed by the Scottish Medicines Consortium (SMC).

Spain

The Spanish health care system has traditionally offered beneficiaries favorable reimbursement terms for prescription drugs. Nevertheless, drug prices are generally lower than in other major markets. Companies must negotiate the price of a reimbursable drug with the Central Government.

Unlike in previous years, no across-the-board price cut occurred in 2007 (4.2% and 2.0% reductions had taken place in 2005 and 2006 respectively), but the new reference price system was implemented. In the latest Order of References Prices in December 2007, the Government announced significant savings for the National Health System in 2008.

In addition, the still recent decentralization of the health care system is significantly influencing the development of the market, as regional governments have sought greater control over pricing and reimbursement and to monitor their health budget through various cost-containment measures or incentives.

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

The Stock & Transit program protects all of our goods, regardless of type, when shipped domestically or internationally by any means of transport, and also covers our inventories wherever they may be. This program also includes efforts to improve safety and security.

The General Liability & Product Liability program was renewed last May, despite the increasing reluctance of insurers and reinsurers to cover the product liability risk of large pharmaceutical groups. Because of these market conditions we reduced our coverage under this program by excluding certain products, accepting various restrictions, and also by increasing our exposure. Due to heavy exposure in the United States, our coverage includes differentiated limits.

The Directors & Officers Liability program protects all of the Group’s directors and officers.

These insurance programs are backed by best in class insurance and reinsurance groups and cover the consolidated Group. The amounts of coverage have been adjusted in accordance with our risk profile and insurance market conditions. This centralization of insurance coverage not only reduces costs but also gives local entities access to world-class coverage.

Animal Health: Merial

Merial, a 50-50 joint venture with Merck & Co. Inc., is one of the world’s leading animal healthcare companies dedicated to the research, development, manufacture and delivery of innovative pharmaceuticals and vaccines used by veterinarians, farmers and pet owners.

The animal healthcare product range comprises four major segments: parasiticides, anti-infectious drugs, other pharmaceutical products (such as anti-inflammatory agents, anti-ulcerous agents, etc.) and vaccines. The company’s top-selling products include Frontline®, a topical anti-parasitic flea and tick brand for dogs and cats, as well as Ivomec®, a parasiticide for the control of internal and external parasites in livestock, Heartgard®, a parasiticide for control of heartworm in companion animals, and Eprinex® , a parasiticide for use in cattle. As provided for in the license contract we stopped receiving royalties on Frontline® sales as of January 1, 2007.

Merial’s major markets are the United States, France, Italy, the United Kingdom, Brazil, Australia, Japan, Germany, Spain and Canada.

Merial operates through a network of 16 production sites, with major sites located in France, the United States, Brazil and China. The major R&D sites are located in France and in the United States. Merial employs approximately 5,400 employees worldwide.

In October 2007, Merial acquired ANCARE, a private company based in New Zealand, specialized in the development and marketing of parasiticides for ruminants.

C. Organizational Structure

Sanofi-aventis is the holding company of a consolidated group of subsidiaries. The table below sets forth our significant subsidiaries and affiliates as of December 31, 2007. For a complete list of our main consolidated subsidiaries, see Note E to our consolidated financial statements, included in this annual report at Item 18.

Significant Subsidiary or Affiliate	Country	Ownership Interest
Aventis Inc.	United States	100%
Aventis Pharma SA	France	100%
Hoechst GmbH	Germany	100%
Sanofi-aventis Amerique du Nord S.N.C.	France	100%
Sanofi-aventis Deutschland GmbH	Germany	100%
Sanofi-Pasteur Inc	United States	100%
Sanofi-Synthélabo Inc.	United States	100%
Sanofi-aventis U.S. LLC	United States	100%
Sanofi-aventis U.S. Inc	United States	100%
Sanofi-aventis France S.A.	France	100%
Sanofi Winthrop Industries S.A.	France	100%
Sanofi-aventis Europe S.A.S.	France	100%

Sanofi-aventis and its subsidiaries form a Group, organized around two business segments: pharmaceutical products and human vaccines.

During 2007, we continued the rationalization of our legal structure which we began in 2005. As part of this process equity holdings were transferred between Group entities.

The patents and trademarks of the pharmaceuticals activity are primarily owned by the sanofi-aventis parent company, Aventis Pharma SA (France) and Sanofi-Aventis Deutschland GmbH (Germany).

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

A breakdown of these sites by function, ownership/leasehold status, and location (France and worldwide) is provided below. Breakdowns are based on surface area. All surface area figures are unaudited.

Breakdown of sites by function (France and Worldwide)

	France	Worldwide
Industrial	53%	55%
Research	25%	14%
Offices	16%	24%
Logistics	6%	7%

Research and development sites for the Pharmaceutical Activity

Research and Development activities are housed at 27 sites:

•	13 sites in France, the largest in terms of surface area being in Vitry/Alfortville (approximately 96,000 m2), Chilly-Mazarin (73,000 m2), Montpellier (77,000 m2) and Toulouse (38,000 m2).

•	7 sites in other European countries (Germany, United Kingdom, Hungary and Italy), the largest being in Frankfurt, Germany (84,000 m2) .

•	5 sites in the United States, the largest being in Bridgewater, New Jersey (111,000 m2).

•	2 sites in Japan, in Tokyo and Kawagoe.

Industrial sites for the Pharmaceutical Activity

Production of chemical and pharmaceutical products is the responsibility of the Industrial Affairs Directorate, which is also in charge of most of our logistics facilities (distribution and storage centers).

We have 72 industrial sites worldwide. The sites where the major sanofi-aventis drugs, active ingredients and medical devices are manufactured are:

•

France: Ambarès (Plavix®, Aprovel®, Depakine®), Aramon (irbesartan), Le Trait (Lovenox®), Maisons Alfort (Lovenox®), Quetigny (Stilnox®, Plavix®), Sisteron (clopidogrel bisulfate), Tours (Stilnox®, Aprovel®, Xatral®, Acomplia®), Vitry (docetaxel)

•	Germany: Frankfurt (insulins, ramipril, telithromycin, Lantus®, Tritace®, pens)

•	Italy: Scoppito (Tritace®, Amaryl®)

•	United Kingdom: Dagenham (Taxotere®), Fawdon (Plavix®, Aprovel®), Holmes Chapel (Nasacort®)

•	Hungary: Ujpest (irbesartan), Csanyikvölgy (Lovenox®)

•	United States: Kansas City (Allegra®, Amaryl®)

Sanofi Pasteur Sites

The headquarters of our Vaccines subsidiary sanofi pasteur are located in Lyon, France. Their capacity was increased by 4,800 m² in 2007. Sanofi Pasteur’s Research and Development sites are located in Swiftwater (United States), Toronto (Canada) and Marcy l’Etoile (France). Sanofi Pasteur has industrial sites located in France (Marcy l’Etoile, Val de Reuil), in North America (Swiftwater, Pennsylvania, United States; Toronto, Canada), in China (Shenzen), Thailand (Bangkok) and Argentina (Pilar).

Breakdown of sites between owned and leased (worldwide)

Leased	71%
Owned	29%

We own most of sanofi pasteur’s Research & Development and production sites, either freehold or under finance leases with a purchase option exercisable at expiration.

The carrying amount of our property, plant and equipment at December 31, 2007 was €6,538 million. During 2007, we invested €1,335 million (see note D.3 to the consolidated financial statements) in increasing capacity and improving productivity at our various production and R&D sites.

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

Capital Expenditures and Divestitures

The Group’s principal capital expenditures and divestitures for the years 2007, 2006 and 2005 are set out in this report at “Item 5. Operating and Financial Review and Prospects — Divestments”, “— Acquisitions” and “— Liquidity and Capital Resources” and in the notes to the consolidated financial statements (Note D.1., “Significant Acquisitions” and Note D.2., “Significant Divestments”).

Our principal investments in progress are related to the Vaccines activity with the construction of a formulation and filling facility in Val de Reuil, France, to boost filling capabilities, mainly for influenza vaccines.

We believe that our existing cash resources and unused credit facilities will be sufficient to finance these investments.

Item 4A. Unresolved Staff Comments

N/A

Item 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included in this annual report at Item 18.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS adopted by the European Union as of December 31, 2007.

The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See “— Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this document.

2007 Overview

During 2007, the Group demonstrated its ability to respond to the challenges and constraints of the pharmaceutical environment to deliver another solid performance.

While the year saw the introduction of generics of Ambien® IR in the United States and Eloxatine® in Europe, there were many positive developments. Our flagship products such as Lovenox®, Plavix®, Lantus® and Taxotere® recorded very strong performances, and we enjoyed significant growth in a number of geographical regions, especially Japan and the BRIC-M regions (Brazil, Russia, India, China, Mexico). Our human vaccines (Vaccines) business remained buoyant. These factors helped us generate net sales of €28,052 million in 2007, an increase of 2.8% on a comparable basis relative to 2006.

In June 2007, we prevailed in the patent infringement action brought against a generics company relating to Plavix® in the United States. As the stock of generic product sold at risk in 2006 and early 2007 worked its way through the market, this product regained its market ranking from the end of the first half.

In 2007 we pursued an active acquisitions policy. In oncology, we acquired the rights to the TroVax® therapeutic vaccine developed by Oxford BioMedica. In vaccines, we have recently contracted an alliance with Acambis plc to develop a vaccine against West Nile virus. At the end of November, we signed a major agreement with Regeneron Pharmaceuticals (Regeneron) to develop and market therapeutic human antibodies, which we believe to be one of the most promising fields in the pharmaceutical industry. In Japan, we continued to consolidate our market positions by purchasing out the rights to some of our products that had previously been licensed out to local pharmaceutical companies.

In an environment characterized by competition from generics and downward pressure on prices, we continued with our cost adaptation policy, initiated in Europe and the United States in 2006. Selling and general expenses represented only 26.9% of our net sales in 2007, compared with 28.3% in 2006 (-1.4 points of net sales).

Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation rose by 6.6% in absolute terms in 2007, to €6,106 million (+1.6 points of net sales).

Operating income rose by 22.4% to €5,911 million (+4.1 points of net sales). Impairment losses charged against intangible assets amounted to €58 million in 2007, compared with €953 million in 2006.

Net income attributable to equity holders of the company for 2007 was €5,263 million, against €4,006 million for 2006. Our adjusted net income amounted to €7,110 million in 2007, 1.0% higher than the 2006 figure of €7,040 million.

Adjusted net income is a non-GAAP financial measure which our management uses to monitor our operational performance, and which is defined at “— Sources of Revenues and Expenses — Adjusted Net Income,” below.

Earnings per share (EPS) for the year ended December 31, 2007 was €3.91, compared with €2.97 for 2006 (based on an average number of shares outstanding of 1,346.9 million in 2007 and 1,346.8 million in 2006).

Adjusted earnings per share (adjusted EPS) was €5.28 for 2007, 1.0% higher than the 2006 figure of €5.23.

Our operations generate significant cash flow. We recorded €7,106 million of net cash provided by operating activities in 2007 against €6,604 million in 2006. In 2004, we incurred significant debt to finance the acquisition of Aventis. As of year end 2007, we have reimbursed a substantial portion of this debt. In terms of financial position, we ended 2007 with our debt, net of cash and cash equivalents (meaning the sum of short-term debt and long-term debt less cash and cash equivalents) reduced to €4.2 billion, after repurchasing our own shares for a total of €1.8 billion under the €3 billion share repurchase program approved by our Board of Directors on May 31, 2007. As of December 31, 2006, our debt, net of cash and cash equivalents amounted to €5.8 billion. Debt, net of cash and cash equivalents, is a financial indicator that is used by management and investors to measure the Company’s overall net indebtedness and to assess the Company’s financing risk as measured by its gearing ratio (debt, net of cash and cash equivalents, to shareholders’ equity). The gearing ratio improved from 12.6% in 2006 to 9.5% in 2007. See “Liquidity and Capital Resources — Consolidated Balance Sheet and Debt”, below.

Purchase Accounting Effects (primarily the acquisition of Aventis in 2004)

Our results of operations and financial condition for the years ended December 31, 2005, December 31, 2006 and December 31, 2007 have been significantly affected by our August 2004 acquisition of Aventis and certain subsequent transactions.

The acquisition gave rise to significant amortization (€3,511 million in 2007, €3,866 million in 2006 and €3,925 million in 2005) and impairments of intangible assets (€58 million in 2007, €946 million in 2006 and €965 million in 2005).

Gross margin was affected mainly in 2005 by the allocation of a portion of the purchase price to inventory at fair value.

Similar effects were recorded in respect of associates (i.e. companies accounted for by the equity method).

In addition, we recorded significant restructuring charges in 2005 as a result of the acquisition.

In order to isolate the impact of these items, we use as an evaluation tool a non-GAAP financial measure that we refer to as “adjusted net income.” For a further discussion and definition of “adjusted net income,” see “Sources of Revenues and Expenses — Adjusted Net Income,” below. For consistency of application of this principle, adjusted net income is also adjusted for the impact of the acquisition of a minority stake in Zentiva N.V. (purchased in 2006).

The components of our adjusted net income for 2005, 2006 and 2007 are shown in the table below:

(€ million, except per share data)	2007		2006		2005
Net income attributable to equity holders of the Company	5,263		4,006		2,258

Material accounting adjustments related to business combinations	1,847		2,969		3,462
- elimination of expense arising on the workdown of acquired inventories remeasured at fair value, net of tax	—		21		248
- elimination of expenses arising on amortization and impairment of intangible assets, net of tax (portion attributable to equity holders of the Company)	1,684	(2)	2,935		3,156
- elimination of expenses arising from the impact of the acquisitions on equity investees (workdown of acquired inventory, amortization and impairment of intangible assets, and impairment of goodwill)	163	(3)	13	(4)	58
- elimination of impairment losses charged against goodwill	—		—		—
Elimination of acquisition-related integration and restructuring charges, net of tax	—		65		615

Adjusted net income	7,110		7,040		6,335

Adjusted earnings per share (in euro)(1)	5.28		5.23		4.74

(1)	Based on 1,336.5 million shares for 2005, 1,346.8 million shares for 2006 and 1,346.9 million shares for 2007, representing the weighted average number of shares outstanding.
(2)

After taking account of a gain of €566 million arising from the impact of cuts in tax rates (primarily in Germany) on deferred tax liabilities recognized in 2004 on the remeasurement of acquired intangible assets of Aventis.

(3)	Includes the impact of the acquisition of Zentiva (€108 million, including €102 million of impairment losses on the investment in Zentiva).
(4)

Includes the impact of the acquisition of Zentiva (€11 million), amortization and impairment (net of tax) relating to the acquisition of Aventis (€97 million), and the reversal of a deferred tax liability on the investment in Merial (€95 million).

Sources of Revenues and Expenses

Revenue. Revenue arising from the sale of goods is presented in the income statement under “Net sales.” Net sales comprise revenue from sales of pharmaceutical products, vaccines, and active ingredients, net of sales returns, of customer incentives and discounts, and of certain sales-based payments paid or payable to the healthcare authorities. Returns, discounts, incentives and rebates described above are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. See Note B.14 to the consolidated financial statements included at Item 18 of this annual report. We sell pharmaceutical products and human vaccines directly, through alliances, and through licensees throughout the world. When we sell products directly, we record sales revenues as part of our consolidated net sales. When we sell products through alliances, the revenues reflected in our consolidated financial statements are based on the overall level of sales of the products and on the arrangements governing those alliances. For more information about our alliances, see “— Financial Presentation of Alliances,” below. When we sell products through licensees, we receive royalty income that we record in “Other revenues.” See Note C to the consolidated financial statements included at Item 18 of this annual report.

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

The purchase-accounting effects on net income primarily relate to:

•	the charges to cost of sales resulting from the workdown of acquired inventory that was written up to fair value, net of tax;

•	the charges related to the impairment of the goodwill; and

•	the charges related to the amortization and impairment of intangible assets, net of tax and minority interests.

For consistency of application of this principle, adjusted net income is also adjusted for the impact of the acquisition of a minority stake in Zentiva (purchased in 2006). The purchase-accounting effects on 2007 net income of this acquisition primarily relate to impairment losses on the investment in Zentiva (€102 million). The purchase-accounting effects on 2006 net income of the acquisition of Zentiva primarily relate to the charges to cost of sales resulting from the workdown of acquired inventory that was written up to fair value, net of tax and to the charges related to the amortization and impairment of Zentiva definite-lived intangible assets. Zentiva is accounted for as an associate using the equity method.

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

As a result of the acquisition of Aventis, we have incurred significant integration and restructuring costs. We believe it is appropriate to exclude these costs from non-GAAP adjusted net income because these integration and restructuring costs are directly and only incurred in connection with the acquisition of Aventis. As of year-end 2006, the Company had incurred all the announced integration and restructuring costs related to the acquisition of Aventis and the subsequent merger. No such cost was incurred in 2007.

Our management uses and intends to use non-GAAP adjusted net income to manage and to evaluate our performance and we believe it is appropriate to disclose this non-GAAP financial measure, as a supplement to our IFRS reporting, to assist investors with their analysis of the factors and trends affecting our business performance. We also report non-GAAP adjusted net income as a subtotal in reporting our segment information. See Note D.35 to our consolidated financial statements included in Item 18 of this annual report. Our management also uses the measure as a component in setting incentive compensation targets, because it better measures the underlying operational performance of the business and excludes charges over which managers have no control. Our management also uses adjusted net income as the basis for proposing dividend policy for the Group. Accordingly, management believes that an investor’s understanding of trends in our dividend policy is enhanced by disclosing non-GAAP adjusted net income.

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

We compensate for the above-described material limitations by using non-GAAP adjusted net income only to supplement our IFRS financial reporting and by ensuring that our disclosures provide sufficient information for a full understanding of all adjustments included in non-GAAP adjusted net income. In addition, subject to applicable law, we may in the future decide to report additional non-GAAP financial measures which, in combination with non-GAAP adjusted net income, may compensate further for some of the material limitations described above.

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

This Item 5 contains discussion and analysis of adjusted net income on the basis of consolidated financial data. Because our non-GAAP adjusted net income is not a standardized measure, it may not be comparable with the non-GAAP financial measures of other companies having the same or a similar name.

Presentation of Net Sales

In the discussion below, we present our consolidated net sales for 2005, 2006 and 2007. We break down our net sales among various categories, such as by activity, product and geographical area. We refer to our consolidated net sales as “reported” sales.

In addition to reported sales, we also present and discuss comparable sales, another unaudited non-GAAP indicator that we believe is a useful measurement tool to explain changes in our reported net sales.

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

A reconciliation of our reported net sales to our comparable net sales is provided at “Results of Operations — Year Ended December 31, 2007 compared with Year Ended December 31, 2006 — Net Sales” and “Results of Operations — Year Ended December 31, 2006 compared with Year Ended December 31, 2005 — Net Sales” below.

Financial Presentation of Alliances

We have entered into a number of alliances for the development, co-promotion and/or co-marketing of our products. We believe that a presentation of our two principal alliances is useful to an understanding of our financial statements.

Bristol-Myers Squibb (BMS) Alliance

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

Under the alliance arrangements, there are two territories, one under our operational management and the other under the operational management of BMS. The territory under our operational management consists of Europe and most of Africa and Asia, while the territory under the operational management of BMS consists of the rest of the world. Our alliance with BMS does not cover Plavix® in Japan. In Japan, Aprovel® is under development through agreements between BMS and the Japanese pharmaceutical company Shionogi Pharmaceuticals and Dainippon Somitomo Pharma Company Limited.

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

In countries where the products are marketed by BMS on a co-marketing basis, or through alliances under the operational management of BMS, we also earn revenues from the sale of the active ingredients for the products, which we record as net sales in our consolidated income statement.

The financial impacts of the alliance on the Company’s income statement are described in “Results of Operations”, in particular in “— Net sales”, “— Other Revenues”, “— Share of Profit/Loss of Associates” and “— Net Income Attributable to Minority Interests”.

Procter & Gamble Pharmaceuticals (P&G) Alliance

The other principal alliance with a significant effect on our revenues, expenses and operating income is our alliance with P&G relating to the product Actonel® (risedronate sodium). Actonel®, a new-generation biphosphonate indicated for the treatment and prevention of osteoporosis, is developed and marketed in collaboration with P&G. This agreement covers the worldwide development and marketing of the product, except for Japan, which is not included in the alliance and is covered by a separate marketing agreement.

Under the Actonel® alliance, local marketing arrangements may take various forms:

•

Co-promotion, whereby sales resources are pooled but only one of the two partners invoices product sales. Co-promotion is carried out under contractual agreements and is not based on any specific legal entity. P&G sells the product and incurs all the related costs for the following countries: United States, Canada, France, Germany, Belgium, the Netherlands and Luxembourg. We recognize our share of income under the agreement in the income statement as a component of operating income on the line “Other operating income.” In the secondary co-promotion territories (the United Kingdom, Ireland, Sweden, Finland, Greece, Switzerland, Austria, Portugal and Australia), we sell the product and recognize all the revenues from sales of the product along with the corresponding expenses in our consolidated income statement.

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

Impact of Exchange Rates

We report our consolidated financial statements in euros. Because we earn a significant portion of our revenues in countries where the euro is not the local currency, our results of operations can be significantly affected by exchange rate movements between the euro and other currencies, primarily the U.S. dollar and, to a lesser extent, the British pound, the Japanese yen, and currencies in emerging countries. We experience these effects even though certain of these countries do not account for a large portion of our net sales. In 2007, we earned 33.8% of our net sales in the United States. A decrease in the value of the U.S. dollar against the euro has a negative impact on our revenues, which is not offset by an equal reduction in our costs and therefore negatively affects our operating income. A decrease in the value of the U.S. dollar has a particularly significant impact on our operating income, which is higher in the United States than elsewhere, and on the contribution to net income of our alliance with BMS in the United States, which is under the operational management of BMS, as described in “Financial Presentation of Alliances — BMS Alliance” above.

For a description of positions entered into to manage operational exchange rate risks as well as our hedging policy, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Divestments

There were no significant divestments during 2007.

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

In 2005, divestments (€733 million) consisted of the divestment of Wacker-Chemie (€405 million), the oral hygiene business, and various minority interests in the biotechnology sector.

Acquisitions

The principal acquisitions during 2007 were as follows:

•

In June 2007, sanofi-aventis bought out preferred shares representing a financial interest of 36.7% in Carderm Capital LP for $250 million. (See Note D.18.4. to our consolidated financial statements included under Item 18).

•

In November 2007, sanofi-aventis acquired 12 million newly-issued shares in biopharmaceutical company Regeneron for $312 million, raising its interest in Regeneron to approximately 19%. As part of this transaction, sanofi-aventis signed an Investor Agreement which limits its ability to exercise certain voting rights. Consequently, the acquisition of this additional interest does not give sanofi-aventis significant influence over Regeneron. The shares acquired are classified as an available-for-sale financial asset, and are included in Financial assets — non-current. See Note D.7. to our consolidated financial statements included under Item 18 of this annual report.

Our main acquisition during 2006 was a 24.9% interest in the capital of Zentiva for €433 million. Zentiva is an international pharmaceutical company that develops, manufactures and markets low-cost branded pharmaceutical products, primarily in Eastern Europe. We do not control Zentiva, although as a result of our significant interest in Zentiva, this investment is accounted for as an associate using the equity method.

In 2005, acquisitions consisted principally of investments in consolidated undertakings (€692 million), mainly the buyout of the Hoechst minority shareholders.

Results of Operations

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

The table below shows the main components of net income in 2007 and 2006:

(under IFRS)	2007			2006
(€ million)		as % of net sales			as % of net sales
Net sales	28,052	100.0%		28,373	100.0%
Other revenues	1,155	4.1%		1,116	3.9%
Cost of sales	(7,571)	(27.0%	)	(7,587)	(26.7%	)
Gross profit	21,636	77.1%		21,902	77.2%
Research & development expenses	(4,537)	(16.2%	)	(4,430)	(15.6%	)
Selling & general expenses	(7,554)	(26.9%	)	(8,020)	(28.3%	)
Other operating income	522	1.9%		391	1.4%
Other operating expenses	(307)	(1.1%	)	(116)	(0.4%	)
Amortization of intangibles	(3,654)	(13.0%	)	(3,998)	(14.1%	)
Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains & losses on disposals, and litigation	6,106	21.8%		5,729	20.2%
Restructuring costs	(137)	(0.5%	)	(274)	(1.0%	)
Impairment of property, plant & equipment and intangibles	(58)	(0.2%	)	(1,163)	(4.1%	)
Gains and losses on disposals, and litigation	—	—		536	1.9%
Operating income	5,911	21.1%		4,828	17.0%
Financial expenses	(329)	(1.2%	)	(455)	(1.6%	)
Financial income	190	0.7%		375	1.3%
Income before tax and associates	5,772	20.6%		4,748	16.7%
Income tax expense	(687)	(2.5%	)	(800)	(2.8%	)
Share of profit/loss of associates	597	2.1%		451	1.6%
Net income	5,682	20.2%		4,399	15.5%
- attributable to minority interests	419	1.5%		393	1.4%

- attributable to equity holders of the Company	5,263	18.7%		4,006	14.1%

Net Sales

Net sales for the year ended December 31, 2007 were €28,052 million, a rise of 2.8% on a comparable basis relative to 2006. Exchange rate movements had a negative effect of 3.8 points, nearly 80% of which was related to the U.S. dollar. Changes in Group structure had a negative effect of 0.1 of a point. After taking these effects into account, net sales fell by 1.1% on a reported basis.

The following table sets forth a reconciliation of our reported net sales for the year ended December 31, 2006 to our comparable net sales for that year based on 2007 exchange rates and Group structure:

(€ million)	2006
2006 Net Sales	28,373
Impact of changes in Group structure	(15)
Impact of exchange rates	(1,069)

2006 Comparable Net Sales	27,289

Our net sales are generated by our two business segments: Pharmaceuticals and Human Vaccines (Vaccines). The following table breaks down our 2007 and 2006 net sales by activity:

(€ million)	2007	2006 Reported	2006 Comparable	Reported basis growth (%)	Comparable basis growth (%)
Pharmaceuticals	25,274	25,840	24,863	-2.2%	+1.7%
Vaccines	2,778	2,533	2,426	+9.7%	+14.5%

Total	28,052	28,373	27,289	-1.1%	+2.8%

Net Sales by Product — Pharmaceuticals

Our pharmaceutical business generated net sales of €25,274 million in 2007, up by 1.7% on a comparable basis and down by 2.2% on a reported basis. During the year, net sales for the pharmaceutical business were adversely affected by the introduction of generic competition for the immediate release formulation of Ambien® in the United States starting in April and for Eloxatine® in Europe over the full year, and by the effect of healthcare system reforms in France and Germany.

Net sales of our top 15 products advanced by 3.2% on a comparable basis to €17,071 million in 2007, representing 67.5% of pharmaceutical net sales against 66.5% in 2006 (on a comparable basis).

Excluding the impact of generics of Ambien® IR in the United States and of Eloxatine® in Europe (i.e. excluding net sales of Ambien® IR in the United States starting in April , and net sales of Eloxatine® in Europe over the full year), our top 15 products would have recorded growth of 10.7% on a comparable basis in 2007.

Net sales of other pharmaceutical products fell by 1.5% on a comparable basis to €8,203 million in 2007. Sales of these products were down by 2.1% in Europe (at €5,061 million) and by 16.5% in the United States (at €578 million) in 2007. In the “Other Countries” region, these products reported sales growth of 4.1% to €2,564 million. In Latin America, growth was even stronger, reaching 10.2% (€918 million in 2007). For a description of our other pharmaceutical products, see “Item 4. Information on the Company — B. Business Overview — Other Pharmaceutical Products.”

The following table breaks down our net sales for the pharmaceutical business by product:

(€ million)		2007	2006 Reported	2006 Comparable	Reported basis growth (%)	Comparable basis growth (%)
Product	Indication
Lovenox®	Thrombosis	2,612	2,435	2,303	+7.3%	+13.4%
Plavix®	Atherothrombosis	2,424	2,229	2,214	+8.7%	+9.5%
Lantus®	Diabetes	2,031	1,666	1,575	+21.9%	+29.0%
Taxotere®	Breast cancer, lung cancer, prostate cancer	1,874	1,752	1,675	+7.0%	+11.9%
Eloxatine®	Colorectal cancer	1,521	1,693	1,606	-10.2%	-5.3%
Stilnox®	Insomnia	1,250	2,026	1,868	-38.3%	-33.1%
Copaxone®	Multiple sclerosis	1,177	1,069	1,005	+10.1%	+17.1%
Aprovel®	Hypertension	1,080	1,015	1,007	+6.4%	+7.2%
Tritace®	Hypertension	741	977	963	-24.2%	-23.1%
Allegra®	Allergic rhinitis	706	688	637	+2.6%	+10.8%
Amaryl®	Diabetes	392	451	433	-13.1%	-9.5%
Actonel®	Osteoporosis, Paget’s disease	320	351	348	-8.8%	-8.0%
Xatral®	Benign prostatic hyperplasia	333	353	343	-5.7%	-2.9%
Nasacort®	Allergic rhinitis	294	283	263	+3.9%	+11.8%
Depakine®	Epilepsy	316	301	299	+5.0%	+5.7%
Sub-total top 15 products		17,071	17,289	16,539	-1.3%	+3.2%

Other products		8,203	8,551	8,324	-4.1%	-1.5%

Total pharmaceuticals		25,274	25,840	24,863	-2.2%	+1.7%

The table below breaks down sales of our top 15 products by geographic region in 2007:

(€ million)	Europe	Comparable basis growth (%)	United States	Comparable basis growth (%)	Other countries	Comparable basis growth (%)
Product
Lovenox®	756	+9.4%	1,579	+14.8%	277	+16.9%
Plavix®	1,704	+5.3%	167	+7.7%	553	+25.7%
Lantus®	627	+20.6%	1,200	+30.3%	204	+52.2%
Taxotere®	819	+14.5%	691	+6.5%	364	+17.0%
Eloxatine®	374	-33.7%	971	+9.8%	176	+11.4%
Stilnox®	85	-11.5%	1,093	-35.0%	72	-20.0%
Copaxone®	324	+16.1%	801	+19.4%	52	-5.5%
Aprovel®	838	+3.8%	—	—	242	+21.0%
Tritace®	466	-8.8%	1	-92.9%	274	-37.4%
Allegra®	54	+3.8%	369	+4.8%	283	+21.5%
Amaryl®	116	-33.7%	9	-35.7%	267	+9.4%
Actonel®	204	-16.0%	—	—	116	+10.5%
Xatral®	167	-20.5%	107	+25.9%	59	+22.9%
Nasacort®	44	+10.0%	222	+13.3%	28	+3.7%
Depakine®	216	2.4%	—	—	100	+13.6%

Top 15 Products (1)

Net sales of Lovenox®, the leading low molecular weight heparin on the market, totaled €2,612 million in 2007, a rise of 7.3% on a reported basis and of 13.4% on a comparable basis. The product reported strong growth across all three regions: 14.8% in the United States, 9.4% in Europe, and 16.9% in the “Other Countries” region. In the United States, increased use in medical prophylaxis remains the main growth driver.

Lantus® is the first insulin brand in the world to exceed €2 billion of sales (€2,031 million in 2007). During 2007, the product enjoyed strong growth across all three regions. The new SoloSTAR® disposable pen used to administer Lantus® is now available in most European countries and in the United States and has helped to drive this product’s growth.

Taxotere® enjoyed strong growth during 2007 in both Europe and the “Other Countries” region, where sales increased by 14.5% and 17.0% respectively on a comparable basis. In the United States, net sales rose by 6.5% on a comparable basis.

In December, sanofi-aventis filed an application with the European Medicines Agency (EMEA) to include Taxotere® in combination with Herceptin® as an adjuvant treatment for breast cancer, on the basis of the BCIRG-006 study. Also in December, results presented to the 30th annual San Antonio Breast Cancer Symposium showed that for women with early stage breast cancer who have had surgery, experimental treatment with a combination of Taxotere® and cyclophosphamide significantly improved overall survival compared to standard anthracyclin-based chemotherapy. These results were based on a median follow-up of 7 years.

Ambien CR® reported net sales of $751 million in the United States in 2007. Net sales of Ambien® IR, which went off patent in the United States on April 20, 2007, totaled $30 million in the fourth quarter of 2007, against $352 million in the comparable period of 2006. Full-year net sales of Ambien® IR were $538 million in the United States .

In Japan, sales of Myslee® (not included in our consolidated net sales for the periods under review) reached €118 million in 2007, an increase of 9.8% on a comparable basis. Under the terms of our agreement with Astellas (transfer of certain rights in respect of Myslee®), we will include Japanese sales of Myslee® in our consolidated net sales with effect from January 1, 2008.

(1)	Sales of Plavix® and Aprovel® are discussed below under “Worldwide Presence of Plavix® and Aprovel®”.

In the United States, Eloxatine®, the market-leading colorectal cancer treatment as adjuvant and in the metastatic phase, posted net sales growth of 9.8% in 2007 (on a comparable basis), to €971 million. In Europe, where the introduction of generic versions of the product is ongoing, full-year net sales fell by 33.7% on a comparable basis to €374 million. In the “Other Countries” region, net sales of Eloxatine® rose by 11.4% on a comparable basis to €176 million.

In addition to the blockbuster products described above, each of which registered annual net sales of over €1 billion in 2007, our remaining top 15 pharmaceutical products contributed net sales in the aggregate of approximately €3,102 million in 2007, or about 12.3% of our total pharmaceutical sales for the year.

Net sales of Tritace®, hampered by competition from generics in Canada in 2007, fell by 23.1% (on a comparable basis) to €741 million in 2007.

Net sales of Acomplia® reached €79 million in 2007. In November, the European Commission endorsed the positive opinion of the EMEA for Acomplia® to include type 2 diabetes trial results into the Summary of Product Characteristics (SPC) — Section 5.1. This update was based on the results of the SERENADE study, the first clinical trial to assess Acomplia® in glycemic control for type 2 diabetic patients not already taking medication for their condition.

Xyzal®, a new prescription oral antihistamine, was launched by sanofi-aventis and UCB in the United States at the start of October 2007. Fourth-quarter net sales were €8 million. Xyzal® accounted for 5.2% of new prescriptions at end December (NRX IMS NPA weekly data).

Net Sales — Human Vaccines (Vaccines)

Our Vaccines business generated net sales of €2,778 million in 2007, an increase of 14.5% on a comparable basis and of 9.7% on a reported basis.

Net sales of Menactra® for 2007 totaled €415 million, up 86.1% on a comparable basis. An extension to the product’s line, covering children aged 2 to 10, was obtained in the United States in October 2007.

Adacel™ reported 2007 net sales of €234 million, an increase of 64.5% on a comparable basis.

Sanofi Pasteur produced over 180 million doses of seasonal influenza vaccine in 2007, reinforcing its position as world leader: the number of doses shipped represented an estimated 40%(1) of the world market. Excluding sales of H5N1 vaccines, sales of seasonal influenza vaccines rose by 2.6% on a comparable basis.

The following table presents the sales of our Vaccines activity by vaccine type:

(€ million)	2007	2006 Reported		2006 Comparable	Reported basis growth (%)	Comparable basis growth (%)
Influenza Vaccines*	766	835		790	-8.3%	-3.0%
Polio/Whooping Cough/Hib Vaccines	660	633		628	+4.3%	+5.1%
Meningitis/Pneumonia Vaccines	482	310		292	+55.5%	+65.1%
Adult Booster Vaccines	402	337		317	+19.3%	+26.8%
Travel and Other Endemics Vaccines	327	284	**	285	+15.1%	+14.7%
Other Vaccines	141	134	**	114	+5.2%	+23.7%

Total Human Vaccines	2,778	2,533		2,426	+9.7%	+14.5%

*	Seasonal and pandemic influenza vaccines.
**	After reclassification of €45 million of net sales generated by MMR (Measles / Mumps / Rubella) vaccines from the “Other Vaccines” category to the “Travel and Other Endemics Vaccines” category.

(1)	Internal estimate.

In addition to the Vaccines activity reflected in our consolidated net sales, sales of Sanofi Pasteur MSD, the joint venture with Merck & Co. in Europe, reached €1,040 million in 2007, up 43.6% on a reported basis. Sales were buoyed by the success of Gardasil®, which posted full-year net sales of €341 million.

Sanofi Pasteur MSD began marketing Gardasil® in Europe at the end of 2006. The first vaccine against papillomavirus infections (which cause cervical cancer), Gardasil® is now sold in all 19 European countries covered by the joint venture.

Sales generated by Sanofi Pasteur MSD are not included in our consolidated net sales.

Net Sales by Geographic Region

We divide our sales geographically into three regions: Europe, the United States and other countries. The following table breaks down our 2007 and 2006 net sales by region:

(€ million)	2007	2006 Reported	2006 Comparable	Reported basis growth (%)	Comparable basis growth (%)
Europe	12,184	12,219	12,228	-0.3%	-0.4%
United States	9,474	9,966	9,128	-0.5%	+3.8%
Other countries	6,394	6,188	5,933	+3.3%	+7.8%

Total	28,052	28,373	27,289	-1.1%	+2.8%

Net sales in Europe, affected by healthcare cost containment measures — especially in France and Germany — fell by 0.4% in 2007 on a comparable basis. The introduction of generics of Eloxatine® pared approximately 1.6% of the full-year growth rate.

In the United States, net sales rose by 3.8% in 2007 on a comparable basis. This performance was achieved despite the second-quarter introduction of generics of Ambien® IR (which went off patent on April 20, 2007). Excluding the impact of generics of Ambien® IR from April, comparable-basis net sales growth in the United States would have been 15.1%.

Net sales in the “Other Countries” region rose by 7.8% on a comparable basis in 2007. Excluding the effect of the repurchase of inventories from Astellas and Chugai following the signature of agreements with these two companies on the buyout of several products and the effect of timing differences in shipments of influenza vaccines, the region’s net sales would have risen by 8.4% on a comparable basis in 2007.

Worldwide Presence of Plavix® and Aprovel®

Two of our leading products — Plavix® and Aprovel® — were discovered by sanofi-aventis and jointly developed with Bristol-Myers Squibb (BMS) under an alliance agreement. Worldwide, these products are sold by sanofi-aventis and/or BMS under the terms of this agreement which is described in “Financial Presentation of Alliances — BMS Alliance”.

The worldwide sales of these two products are an important indicator of the global market presence of sanofi-aventis products, and we believe this information facilitates a financial statement user’s understanding and analysis of our consolidated income statement, in particular in terms of understanding our overall profitability in relation to consolidated revenues, and also facilitates a user’s ability to understand and assess the effectiveness of our research and development efforts.

Also, disclosing sales made by BMS of these two products enables the investor to have a clearer understanding of trends in different lines of our income statement, in particular the lines “Other revenues” where royalties received on those sales are booked (see “— Other Revenues”); “Share of profit/loss of associates” (see “— Share of Profit/Loss of Associates”) where our share of profit/loss of entities included in the BMS Alliance and under BMS operational management is recorded; and “Net income attributable to minority interests” (see “— Minority Interests”) where the BMS share of profit/loss of entities included in the BMS Alliance and under our operational management is recorded.

The table below sets forth the worldwide sales of Plavix® and Aprovel® in 2007 and 2006, by geographic region:

(€ million)	2007			2006			Change (%)
	sanofi- aventis (2)	BMS (3)	Total	sanofi- aventis (2)	BMS (3)	Total
Plavix®/Iscover® (1)
Europe	1,583	225	1,808	1,485	230	1,715	+5.4%
United States	—	2,988	2,988	10	2,157	2,167	+37.9%
Other countries	553	273	826	456	246	702	+17.7%

Total	2,136	3,486	5,622	1,951	2,633	4,584	+22.6%

(€ million)	2007			2006			Change (%)
	sanofi- aventis (5)	BMS (3)	Total	sanofi- aventis (5)	BMS (3)	Total
Aprovel®/Avapro®/Karvea® (4)
Europe	750	172	922	704	174	878	+5.0%
United States	—	507	507	—	516	516	-1.7%
Other countries	243	179	422	207	163	370	+14.1%

Total	993	858	1,851	911	853	1,764	+4.9%

(1)	Plavix® is marketed under the trademarks Plavix® and Iscover®.
(2)	Net sales of Plavix® consolidated by sanofi-aventis, excluding sales to BMS (€288 million in 2007 and €279 million in 2006).
(3)	Translated into euro by sanofi-aventis using the method described in Note B.2 to our consolidated financial statements (Foreign currency translation) included at Item 18 in this annual report.
(4)	Aprovel® is marketed under the trademarks Aprovel®, Avapro® and Karvea®.
(5)	Net sales of Aprovel® consolidated by sanofi-aventis, excluding sales to BMS (€87 million in 2007 and €104 million in 2006)

Comparable-basis trends in worldwide sales of Plavix® and Aprovel® in 2007 and 2006 by geographic region are as follows:

(€ million)	2007	2006 Reported	2006 Comparable	Comparable basis growth (%)
Plavix®/Iscover®
Europe	1,808	1,715	1,717	+5.3%
United States	2,988	2,167	1,987	+50.4%
Other countries	826	702	672	+22.9%

Total	5,622	4,584	4,376	+28.5%

Aprovel®/Avapro®/Karvea®
Europe	922	878	877	+5.1%
United States	507	516	473	+7.2%
Other countries	422	370	352	+19.9%

Total	1,851	1,764	1,702	+8.8%

On June 19, 2007, the U.S. District Court for the Southern District of New York upheld the validity and enforceability of the U.S. patent covering clopidogrel bisulfate, the active ingredient of Plavix®, and issued a permanent injunction enjoining Apotex from marketing its generic clopidogrel bisulfate in the United States prior to the expiration of the patent in November 2011. Apotex had launched a generic clopidogrel bisulfate in August 2006, following which the U.S. District Court for the Southern District of New York awarded sanofi-aventis a temporary injunction on August 31, 2006 ordering Apotex to halt further sales of its generic clopidogrel bisulfate, without however ordering a recall of products already shipped. This injunction was upheld on appeal in December 2006. Apotex has appealed this decision to the Court of Appeals for the Federal Circuit, and oral argument occurred March 3, 2008.

In the United States, sales of Plavix® (consolidated by BMS) totaled €2,988 million in 2007, up 50.4% on a comparable basis relative to 2006, when the product was affected by the availability of a generic version.

In Europe, 2007 full-year net sales of Plavix® reached €1,808 million, up 5.3% on a comparable basis, though sales are still affected by parallel imports in Germany.

In the “Other Countries” region, Plavix® posted net sales of €826 million, representing comparable-basis growth of 22.9%, boosted by the product’s success in Japan. The two-week limit on prescriptions imposed by the Japanese authorities was lifted in May 2007, triggering an acceleration in sales growth, especially in the fourth quarter. Over the full year, Plavix® recorded Japanese sales of €61 million, compared with €11 million in 2006.

Worldwide sales of Aprovel®/Avapro®/Karvea® in 2007 were €1,851 million, up 8.8% on a comparable basis.

Other Revenues

Other revenues, which mainly comprise royalty income under licensing agreements contracted in connection with ongoing operations, amounted to €1,155 million in 2007 compared with €1,116 million in 2006.

This increase was mainly due to an increase in royalty income from Plavix® and Aprovel® in the United States (despite the unfavorable effect of movements in the euro/dollar exchange rate), which more than offset the discontinuation of royalties from sales of fipronil (€99 million in 2006) previously paid by Merial (our joint venture with Merck & Co. Inc.) with effect from January 2007 under the terms of the agreement between the two companies.

License revenues under the worldwide alliance with Bristol-Myers Squibb (BMS) on Plavix® and Aprovel® amounted to €897 million in 2007, compared with €697 million in 2006.

Gross Profit

Gross profit for 2007 was €21,636 million. The gross margin ratio was 77.1% in 2007, compared with 77.2% in 2006.

The 0.1-point deterioration in the gross margin ratio reflected a 0.3-point increase in the ratio of cost of sales to net sales, offset by a 0.2-point improvement in royalty income. The main reason for the higher ratio of cost of sales to net sales was the effect of the introduction of generics of Ambien® IR in the United States from April 2007.

During 2007, we recognized royalty expense of €99 million (2006: €90 million) under the worldwide alliance with BMS on Plavix® and Aprovel®.

Research and Development Expenses

Research and development expenses rose by 2.4% in 2007 to €4,537 million (2006: €4,430 million), and represented 16.2% of net sales (2006: 15.6%).

We continued to focus efforts on our seven fields of expertise (thrombosis, cardiovascular, metabolic disorders, oncology, central nervous system, internal medicine, and vaccines). New clinical programs started in 2007 included Plavix®, Xatral® (Japan), Acomplia®, Volinanserin®, otamixaban (acute coronary syndrome), eplivanserin (sleep disorders), amibegron and saredutant (depression and anxiety), dianicline (smoking cessation), the CB-1 receptor antagonist and GLP1 receptor agonist, and teriflunomide (multiple sclerosis). We also incurred research and development expenses under our ongoing collaboration agreements, in particular in the field of oncology with Taiho (agreement to develop and commercialize S-1, an oral anticancer agent) and with Oxford BioMedica (exclusive global licensing agreement to develop and commercialize the therapeutic vaccine TroVax®).

Selling and General Expenses

Selling and general expenses totaled €7,554 million in 2007 (26.9% of net sales), compared with €8,020 million in 2006 (28.3% of net sales). Apart from the favorable impact of the weakness of the U.S. dollar against the euro during 2007, this line showed the benefits of the adaptation measures we initiated in 2006 and 2007, especially in France, Germany and the United States, along with our ongoing cost control policy. Conversely, we increased spending on resources in high-growth regions of the world.

Other Operating Income and Expenses

In 2007, we recorded other operating income of €522 million and other operating expenses of €307 million. This represents a net other operating income figure of €215 million, compared with €275 million in 2006. The main reason for the year-on-year change was the recognition of an expense of €61 million arising from the signature of agreements on welfare and healthcare obligations in France for retirees and their beneficiaries.

Amortization of Intangibles

Amortization charged against intangible assets totaled €3,654 million in the year ended December 31, 2007, compared with €3,998 million in the year ended December 31, 2006. The reduction was mainly due to the weakening of the U.S. dollar against the euro.

These charges mainly relate to the amortization of intangible assets remeasured at fair value at the time of the Aventis acquisition (€3,511 million in 2007, versus €3,866 million in 2006).

Operating Income before Restructuring, Impairment of Property, Plant & Equipment and Intangibles, Gains and Losses on Disposals, and Litigation

This indicator came to €6,106 million in 2007, compared with €5,729 million in 2006.

The table below shows trends in “Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation” by business segment in 2007 and 2006:

(€ million)	2007	2006
Pharmaceuticals	5,509	5,217
Vaccines	597	512

Total	6,106	5,729

The table below shows “Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation” by geographic region in 2006 and 2007:

(€ million)	2007	2006
Europe	4,742	4,603
United States	4,952	4,560
Other countries	2,173	2,082
Unallocated costs(1)	(5,761)	(5,516)

Total(2)	6,106	5,729

(1)	Unallocated costs consist mainly of fundamental research and worldwide development of pharmaceutical molecules, and part of the cost of support functions.
(2)	After charges for amortization of intangible assets of €3,654 million in 2007and €3,998 million in 2006.

Restructuring Costs

Restructuring costs amounted to €137 million in 2007, compared with €274 million in 2006, and comprise costs incurred on measures taken in response to the changing economic environment in Europe, primarily in France and Germany (€137 million, versus €176 million in 2006). The 2006 figure also included the residual costs associated with the acquisition of Aventis (€98 million).

Impairment of Property, Plant & Equipment and Intangibles

Net impairment losses charged against property, plant and equipment and intangible assets during 2007 were €58 million. This charge reflects the results of impairment tests, which identified impairment losses in respect of intangible assets recognized as part of the allocation of the purchase price of Aventis.

In 2006, net impairment losses charged against property, plant and equipment and intangible assets were €1,163 million. The bulk of this amount (€953 million) related to the impairment of intangible assets, primarily the antibiotic Ketek® (following a restriction on the product’s indications in the United States) and Tritace®/Altace® (following the “at-risk” launch of a generic version in Canada by Apotex).

Gains and Losses on Disposals, and Litigation

We made no major asset disposals during 2007.

In 2006, this line showed a net gain of €536 million. This included €550 million of gains on disposals (including a pre-tax gain of €460 million on the sale of the Exubera® rights to Pfizer, and €45 million on the sale of the residual 30% interest in an animal nutrition business).

Operating Income

Operating income for 2007 came to €5,911 million, compared with €4,828 million for 2006.

Financial Income and Expenses

Net financial expense amounted to €139 million in 2007, compared with €80 million in 2006, an increase of €59 million.

Interest expense directly related to our debt, net of cash and cash equivalents (short-term debt plus long-term debt, minus cash and cash equivalents) totaled €209 million in 2007, against €275 million in 2006. This decrease reflects two contrasting trends: a reduction in the amount of our debt, and the unfavorable impact of higher interest rates.

Gains on disposals of investments totaled €7 million, against €108 million in 2006 (including a gain of €101 million on the sale of shares in Rhodia).

Financial instruments generated a net gain of €4 million, compared with €68 million in 2006. The 2006 figure was mainly due to the remeasurement of the additional purchase consideration receivable from CSL on the sale of Aventis Behring. We received this additional consideration on February 5, 2007, in advance of the original contractual due date. See Note D.20.2 to our consolidated financial statements included at Item 18 of this annual report.

We recorded a net foreign exchange gain for the year of €87 million, compared with €68 million in 2006.

Income before Tax and Associates

Income before tax and associates for 2007 was €5,772 million, compared with €4,748 million for 2006.

Income Tax Expense

The reported tax rate for 2007 was 11.9%, compared with 16.8% for 2006. The main reasons for the lower rate in 2007 were:

•	a net gain of €336 million on net reversals of provisions, related to the settlement of tax audits;

•

a net gain of €515 million arising from cuts in tax rates, primarily in Germany, including a gain of €566 million relating to deferred tax liabilities recognized in 2004 on the remeasurement of acquired intangible assets of Aventis.

In 2006, this line included a specific tax charge of €77 million on the disposal of the Exubera® rights, which was calculated at a reduced tax rate.

Share of Profit/ Loss of Associates

Our share of the net profits of associates was €597 million in 2007, compared with €451 million in 2006. This item mainly comprises our share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance (€525 million in 2007, versus €320 million in 2006). The increase in our profit share was a direct result of the recovery in sales of Plavix® during 2007 in the United States, where sales had been adversely affected by the availability of a generic version until the second quarter of 2007. This favorable effect was offset by unfavorable trends in the euro/dollar exchange rate.

In 2007, this line also includes an impairment loss of €102 million on the equity-accounted investment in Zentiva. The contribution from our interest in Merial showed a further increase.

Net Income

Net income (before minority interests) totaled €5,682 million in 2007, compared with €4,399 million in 2006.

Net Income Attributable to Minority Interests

Net income attributable to minority interests totaled €419 million in 2007, versus €393 million in 2006. This item includes the share of pre-tax income paid over to BMS from territories managed by sanofi-aventis (€403 million in 2007, versus €375 million in 2006).

Net Income Attributable to Equity Holders of the Company

Net income attributable to equity holders of the company for 2007 was €5,263 million, against €4,006 million for 2006.

The table below shows trends in net income attributable to equity holders of the Company by business segment for 2007 and 2006:

(€ million)	2007	2006
Pharmaceuticals	4,851	3,649
Vaccines	412	357

Total net income attributable to equity holders of the Company	5,263	4,006

Earnings per share (EPS) was €3.91, compared with €2.97 for 2006, based on an average number of shares outstanding of 1,346.9 million in 2007 (2006: 1,346.8 million).

Adjusted Net Income

The components of our adjusted net income for 2007 and 2006 are shown in the table below:

(€ million, except per share data)	2007		2006
Net income attributable to equity holders of the Company	5,263		4,006

Material accounting adjustments related to business combinations	1,847		2,969
- elimination of expense arising on the workdown of acquired inventories remeasured at fair value, net of tax	—		21
- elimination of expenses arising on amortization and impairment of intangible assets, net of tax (portion attributable to equity holders of the Company)	1,684	(2)	2,935
- elimination of expenses arising from the impact of the acquisitions on equity investees (workdown of acquired inventory, amortization and impairment of intangible assets, and impairment of goodwill)	163	(3)	13	(4)
- elimination of impairment losses charged against goodwill	—		—

Elimination of acquisition-related integration and restructuring charges, net of tax	—		65

Adjusted net income	7,110		7,040

Adjusted earnings per share (in euro) (1)	5.28		5.23

(1)	Based on 1,346.8 million shares for 2006 and 1,346.9 million shares for 2007, representing the weighted average number of shares outstanding.
(2)

After taking account of a gain of €566 million arising from the impact of cuts in tax rates (primarily in Germany) on deferred tax liabilities recognized in 2004 on the remeasurement of acquired intangible assets of Aventis.

(3)	Includes the impact of the acquisition of Zentiva (€108 million, including €102 million of impairment losses on the investment in Zentiva).
(4)

Includes the impact of the acquisition of Zentiva (€11 million), amortization and impairment (net of tax) relating to the acquisition of Aventis (€97 million), and the reversal of a deferred tax liability on the investment in Merial (€95 million).

Adjusted net income for 2007 was €7,110 million, an increase of 1.0% on the 2006 figure of €7,040 million, and represented 25.3% of net sales compared with 24.8% in 2006.

The table below shows trends in adjusted net income by business segment for 2007 and 2006:

(€ million)	2007	2006
Pharmaceuticals	6,501	6,479
Vaccines	609	561

Total adjusted net income	7,110	7,040

Adjusted Earnings Per Share

We also report adjusted earnings per share, a specific financial indicator, which we define as adjusted net income divided by the weighted average number of shares outstanding. Our adjusted earnings per share for 2007 was €5.28 (up 1.0% on the 2006 adjusted earnings per share figure of €5.23), based on 1,346.9 million shares in 2007 and 1,346.8 million in 2006.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

The table below shows the main components of net income in 2006 and 2005:

(under IFRS)	2006			2005
(€ million)		as % of net sales			as % of net sales
Net sales	28,373	100.0%		27,311	100.0%
Other revenues	1,116	3.9%		1,202	4.4%
Cost of sales	(7,587)	(26.7%	)	(7,566)	(27.7%	)
Gross profit	21,902	77.2%		20,947	76.7%
Research & development expenses	(4,430)	(15.6%	)	(4,044)	(14.8%	)
Selling & general expenses	(8,020)	(28.3%	)	(8,250)	(30.2%	)
Other operating income	391	1.4%		261	1.0%
Other operating expenses	(116)	(0.4%	)	(124)	(0.5%	)
Amortization of intangibles	(3,998)	(14.1%	)	(4,037)	(14.8%	)
Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains & losses on disposals, and litigation	5,729	20.2%		4,753	17.4%
Restructuring costs	(274)	(1.0%	)	(972)	(3.6%	)
Impairment of property, plant & equipment and intangibles	(1,163)	(4.1%	)	(972)	(3.6%	)
Gains and losses on disposals, and litigation	536	1.9%		79	0.4%
Operating income	4,828	17.0%		2,888	10.6%
Financial expenses	(455)	(1.6%	)	(532)	(1.9%	)
Financial income	375	1.3%		287	1.0%
Income before tax and associates	4,748	16.7%		2,643	9.7%
Income tax expense	(800)	(2.8%	)	(477)	(1.8%	)
Share of profit/loss of associates	451	1.6%		427	1.6%
Net income	4,399	15.5%		2,593	9.5%
- attributable to minority interests	393	1.4%		335	1.2%

- attributable to equity holders of the Company	4,006	14.1%		2,258	8.3%

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

The following table sets forth a reconciliation of our reported net sales for the year ended December 31, 2005 and our comparable net sales for that year based on 2006 exchange rates and Group structure:

(€ million)	2005
2005 Net Sales	27,311
Impact of changes in Group structure	(151)
Impact of exchange rates	116

2005 Comparable Net Sales	27,276

Our net sales are generated by our two businesses: our pharmaceutical activity and our human vaccines (Vaccines) activity. The following table breaks down our 2006 and 2005 net sales by activity:

(€ million)	2006 Reported	2005 Reported	Reported basis growth (%)
Pharmaceuticals	25,840	25,249	+2.3%
Vaccines	2,533	2,062	+22.8%

Total	28,373	27,311	+3.9%

Net Sales by Product — Pharmaceuticals

2006 net sales for the pharmaceutical business, hit hard by generics of Allegra®, Amaryl®, Arava® and DDAVP® in the United States and by the impact of healthcare system reforms in France and Germany, totaled €25,840 million, up 2.3% on a reported basis and 2.5% on a comparable basis.

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

The following table breaks down our net sales for the pharmaceutical business by product:

(€ million)	Indication	2006	2005 reported	2005 comparable	Change (%)
Product					reported	comparable
Lovenox®	Thrombosis	2,435	2,143	2,157	+13.6%	+12.9%
Plavix®	Atherothrombosis	2,229	2,026	2,033	+10.0%	+9.6%
Stilnox®	Insomnia	2,026	1,519	1,520	+33.4%	+33.3%
Taxotere®	Breast cancer, lung cancer, prostate cancer	1,752	1,609	1,616	+8.9%	+8.4%
Eloxatine®	Colorectal cancer	1,693	1,564	1,570	+8.2%	+7.8%
Lantus®	Diabetes	1,666	1,214	1,217	+37.2%	+36.9%
Copaxone®	Multiple sclerosis	1,069	902	907	+18.5%	+17.9%
Aprovel®	Hypertension	1,015	892	896	+13.8%	+13.3%
Tritace®	Hypertension	977	1,009	1,026	-3.2%	-4.8%
Allegra®	Allergic rhinitis	688	1,345	1,367	-48.8%	-49.7%
Amaryl®	Diabetes	451	677	678	-33.4%	-33.5%
Xatral®	Benign prostatic hyperplasia	353	328	329	+7.6%	+7.3%
Actonel®	Osteoporosis, Paget’s disease	351	364	329	-3.6%	+6.7%
Depakine®	Epilepsy	301	318	318	-5.3%	-5.3%
Nasacort®	Allergic rhinitis	283	278	281	+1.8%	+0.7%
Sub-total top 15 products		17,289	16,188	16,244	+6.8%	+6.4%

Other products		8,551	9,061	8,968	-5.6%	-4.6%

Total pharmaceuticals		25,840	25,249	25,212	+2.3%	+2.5%

Top 15 products(1)

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

Net sales of Plavix® recognized by sanofi-aventis in 2006 increased 9.6% on a comparable basis to €2,229 million. See “— Worldwide Presence of Plavix® and Aprovel®” below for information on Plavix®’s market performance in 2006. Our consolidated net sales of this product also include sales of Plavix® raw materials to entities controlled by BMS in the United States. These sales fell by 26.1% on a comparable basis to €156 million during 2006 due to the launch at risk in the United States of a generic version of clopidogrel bisulfate 75 mg tablets. Excluding this effect (i.e., excluding sales of Plavix® raw materials to the United States in the second half), our consolidated net sales of Plavix® would have risen by 13.3% on a comparable basis in 2006.

Net sales of Stilnox® increased by 33.3% on a comparable basis in 2006 to €2,026 million, principally driven by a 38.1% comparable-basis increase in U.S. net sales of Ambien®/Ambien CR® (the brand names used in the United States) to €1,838 million. Ambien®/Ambien CR® achieved U.S. market share of 46.2% in 2006 (IMS NPA 3 channels December 2006). At end December 2006, prescriptions of Ambien CR® accounted for approximately 31.8% (IMS NPA Retail and Mail order) of total Ambien® brand prescriptions in the United States. At the end of November 2006, the FDA granted pediatric exclusivity to Ambien® and Ambien CR®. For more information, see “Item 4. Information on the Company — B. Business Overview — Patents, Intellectual Property and Other Rights.” One effect of this decision was to extend Ambien® protection until April 2007. In Japan, sales of Myslee® (not included in our consolidated net sales) were €119 million, an increase of 15.7% on a comparable basis.

Taxotere® recorded strong comparable-basis growth during 2006 in “Other countries” (up 13.8%) and in Europe (up 14.2%). In the United States, the product achieved growth of 1.0% to €708 million in a persistently tough competitive environment. In 2006, Taxotere® reinforced its sales potential in the United States and Europe with the approval of two new indications:

•	advanced stage gastric cancer in combination with the standard treatment (cisplatin and 5-fluorouracil), and

•	as induction treatment for patients with head and neck cancer in combination with a classic regimen (cisplatin and 5-fluorouracil).

Over 2006 as a whole, net sales of Eloxatine® rose by 7.8% on a comparable basis to €1,693 million. Eloxatine®’s full-year growth of 3.7% in Europe reflects faster growth during the first part of the year weighed down by an 11.4% drop of fourth-quarter net sales of Eloxatine® in Europe to €124 million due to the introduction of generics in Germany and the United Kingdom. Eloxatine® continued to register strong growth in the United States and other countries in 2006. The FDA granted a pediatric extension for Eloxatine® in the United States, extending the data protection period by six months until February 2008 as well as the other regulatory exclusivity periods.

Lantus®, the world’s leading insulin brand, continued to register excellent performances, with net sales up 36.9% on a comparable basis to €1,666 million in 2006. The new disposable pen, SoloSTAR®, was approved in Europe in September 2006. The first launch of SoloSTAR® took place in the final quarter of 2006.

Net sales of Copaxone® advanced 17.9% on a comparable basis to €1,069 million in 2006, driven by strong growth both in Europe and the United States.

Net sales of Aprovel® amounted to €1,015 million in 2006, an increase of 13.3% on a comparable basis. See “— Worldwide Presence of Plavix® and Aprovel®” below for information on the product’s performance in 2006.

(1)	Sales of Plavix® and Aprovel® are discussed below under “Worldwide Presence of Plavix® and Aprovel®”.

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

The table below breaks down sales of our top 15 products by geographic region in 2006:

(€ million)	Europe		United States		Other countries
Product		Comparable basis growth (%)		Comparable basis growth (%)		Comparable basis growth (%)
Lovenox®	689	+6.5%	1,502	+16.0%	244	+13.5%
Plavix®	1,617	+9.5%	156	-26.1%	456	+32.2%
Stilnox®	95	-12.0%	1,838	+38.1%	93	+14.8%
Taxotere®	714	+14.2%	708	+1.0%	330	+13.8%
Eloxatine®	564	+3.7%	965	+7.3%	164	+29.1%
Lantus®	520	+26.5%	1,006	+39.7%	140	+62.8%
Copaxone®	279	+20.8%	733	+17.5%	57	+9.6%
Aprovel®	808	+11.4%	—	—	207	+21.1%
Tritace®	509	-11.5%	16	+100.0%	452	+2.0%
Allegra®	51	-1.9%	384	-62.7%	253	-11.2%
Amaryl®	174	-31.5%	15	-91.9%	262	+10.1%
Xatral®	210	-10.3%	92	+73.6%	51	+21.4%
Actonel®	242	+3.4%	—	—	109	+14.7%
Depakine®	210	-10.3%	—	—	91	+8.3%
Nasacort®	41	+7.9%	214	-0.5%	28	+0.0%

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

Sales of Adacel™ (adult tetanus/diphtheria/whooping cough booster), launched in the United States in July 2005, reached €154 million in 2006. A new production facility was approved by the FDA in August 2006.

Growth in our sales of influenza vaccines benefited from the fact that we exceeded our target of delivering 50 million doses of Fluzone® in the United States in 2006, with total deliveries of 55 million doses.

The following table presents the sales of our Vaccines activity by vaccine type:

(€ million)	2006	2005 Comparable	Comparable- basis growth (%)
Polio/Whooping Cough/Hib Vaccines	633	534	+18.5%
Adult Booster Vaccines	337	273	+23.4%
Influenza Vaccines	835	655	+27.5%
Travel Vaccines	239	178	+34.3%
Meningitis/Pneumonia Vaccines	310	254	+22.0%
Other Vaccines	179	170	+5.3%

Total Human Vaccines	2,533	2,064	+22.7%

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

Rotateq® (a product developed by Merck & Co) was approved by the European authorities in June 2006 for the prevention of pediatric rotavirus gastroenteritis. It was launched by Sanofi Pasteur MSD in Austria, Portugal and Germany in October 2006.

Net Sales by Geographic Region

We divide our sales geographically into three regions: Europe, the United States and other countries. The following table breaks down our 2006 and 2005 net sales by region:

(€ million)	2006	2005 Comparable	Comparable- basis growth (%)
Europe	12,219	12,084	+1.1%
United States	9,966	9,594	+3.9%
Other countries	6,188	5,598	+10.5%

Total	28,373	27,276	+4.0%

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

In the United States, net sales rose by 3.9% on a comparable basis in 2006, driven largely by growth in sales of Ambien®/Ambien CR®, Lantus® and vaccines. Excluding the net sales impact of the four products for which generic competitors were launched in 2005 (i.e., excluding net sales of Allegra®, Amaryl®, Arava®, and DDAVP® in the United States in both 2005 and 2006), comparable-basis net sales growth would have been 17.2%.

In the “Other countries” region, net sales advanced by 10.5% on a comparable basis in 2006. Latin America and Asia continued to record strong growth rates.

Worldwide Presence of Plavix® and Aprovel®

Two of our leading products — Plavix® and Aprovel® — were discovered by sanofi-aventis and jointly developed with Bristol-Myers Squibb (BMS). Sales of both products are realized by sanofi-aventis and/or BMS worldwide under the term of the Alliance Agreement which is described in “Financial Presentation of Alliances — BMS Alliance”.

The worldwide sales of these two products are an important indicator of the global market presence of sanofi-aventis products, and we believe this information facilitates a financial statement user’s understanding and analysis of our consolidated income statement, in particular in terms of understanding our overall profitability in relation to consolidated revenues, and also facilitates a user’s ability to understand and assess the effectiveness of our research and development efforts.

Also, disclosing sales made by BMS of these two products enables the investor to have a clearer understanding of trends in different lines of our income statement, in particular the lines “Other revenues” where royalties received on those sales are booked (see “— Other Revenues”); “Share of profit/loss of associates” (see “— Share of Profit/Loss of Associates”) where our share of profit/loss of entities included in the BMS Alliance and under BMS operational management is recorded; and “Net income attributable to minority interests” (see “— Minority Interests”) where the BMS share of profit/loss of entities included in the BMS Alliance and under our operational management is recorded.

The table below sets forth the worldwide sales of Plavix® and Aprovel® in 2006 and 2005, broken down into three geographic regions:

(€ million)	2006			2005			Change (%)
	sanofi- aventis (2)	BMS (3)	Total	sanofi- aventis (2)	BMS (3)	Total
Plavix®/Iscover® (1)
Europe	1,485	230	1,715	1,344	240	1,584	+8.3%
United States	10	2,157	2,167	3	2,582	2,585	-16.2%
Other countries	456	246	702	336	234	570	+23.2%

Total	1,951	2,633	4,584	1,683	3,056	4,739	-3.3%

(1)	Plavix® is marketed under the trademarks Plavix® and Iscover®.
(2)	Net sales of Plavix® consolidated by sanofi-aventis excluding sales to BMS (€278 million in 2006 and €343 million in 2005).
(3)	Translated by sanofi-aventis using the method described in Note B.2 to our consolidated financial statements (Foreign currency translation) included at Item 18 in this annual report.

(€ million)	2006			2005			Change (%)
	sanofi- aventis (2)	BMS (3)	Total	sanofi- aventis (2)	BMS (3)	Total
Aprovel®/Avapro®/Karvea® (1)
Europe	704	174	878	629	160	789	+11.3%
United States	—	516	516	—	458	458	+12.7%
Other countries	207	163	370	165	147	312	+18.6%

Total	911	853	1,764	794	765	1,559	+13.1%

(1)	Aprovel® is marketed under the trademarks Aprovel®, Avapro® and Karvea®.
(2)	Net sales of Aprovel® consolidated by sanofi-aventis excluding sales to BMS (€104 million in 2006 and €98 million in 2005)
(3)	Translated by sanofi-aventis using the method described in Note B.2 to our consolidated financial statements (Foreign currency translation) included at Item 18 in this annual report.

The worldwide sales of Plavix® and Aprovel® in 2006 and 2005 on a comparable basis are as follows:

(€ million)	2006	2005 Reported	2005 Comparable	Comparable basis growth (%)
Plavix®/Iscover®
Europe	1,715	1,584	1,582	+8.4%
United States	2,167	2,585	2,591	-16.4%
Other countries	702	570	591	+18.8%

Total	4,584	4,739	4,764	-3.8%

Aprovel®/Avapro®/Karvea®
Europe	878	789	788	+11.4%
United States	516	458	458	+12.7%
Other countries	370	312	322	+14.9%

Total	1,764	1,559	1,568	+12.5%

On August 8, 2006, Apotex announced that it had launched a generic version of clopidogrel bisulfate 75 mg tablets in competition with Plavix® in the United States. On August 31, 2006, the U.S. District Court for the Southern District of New York granted the motion filed by sanofi-aventis and BMS for a preliminary injunction and ordered Apotex to halt sales of its generic version of clopidogrel bisulfate. However, the Court did not order the recall of products already sold by Apotex. A later court decision, which Apotex is appealing, converted the preliminary injunction into a permanent injunction.

As a result, sales of Plavix® in the United States were hit hard in the period commencing August 8, 2006. Fourth-quarter sales of Plavix® in the United States were €273 million. Growth in total prescriptions (TRx) of clopidogrel bisulfate remained strong, at 11.8% (IMS NPA 3 channels — Q4 2006) in the fourth quarter and 13% (IMS NPA 3 channels — YTD 2006) in 2006 as a whole. The last week of December, the share of total clopidogrel bisulfate prescriptions taken by Plavix® rose sharply, reaching 44.3%, against 21.3% (IMS NPA 2 channels) in the last week of September.

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

Gross Profit

Gross profit was €21,902 million in 2006, 4.6% higher than the 2005 figure of €20,947 million.

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

Research and Development Expenses

Research and development expenses increased by 9.5% from €4,044 million in 2005 to €4,430 million in 2006, equivalent to 15.6% of net sales (2005: 14.8%). This increase reflected the stepping-up of Phase III clinical trials in pharmaceuticals and higher R&D spending in the Vaccines business.

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

(€ million)	2006	2005
Pharmaceuticals	5,217	4,565
Vaccines	512	188

Total	5,729	4,753

The table below shows “Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation” by geographic region in 2005 and 2006:

(€ million)	2006	2005
Europe	4,603	4,360
United States	4,560	3,900
Other countries	2,082	1,804
Unallocated costs(1)	(5,516)	(5,311)

Total(2)	5,729	4,753

(1)	Unallocated costs consist mainly of fundamental research and worldwide development of pharmaceutical molecules, and part of the cost of support functions.
(2)	After charges for amortization of intangible assets of €3,998 million in 2006 and €4,037 million in 2005.

Restructuring Costs

Restructuring costs amounted to €274 million in 2006, against €972 million in 2005. The costs incurred in 2006 related to restructuring carried out subsequent to the acquisition of Aventis (€98 million) and to measures taken in response to the changing economic environment in Europe, primarily France and Germany (€176 million).

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

•

an increase in gains on disposals of investments to €108 million (mainly on the sale of our interest in Rhodia), against €94 million in 2005 (disposal of several equity holdings in biotechnology companies);

•	a higher level of gains on financial instruments (€68 million, versus €49 million in 2005).

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

Net Income Attributable to Equity Holders of the Company

Net income attributable to equity holders of the Company totaled €4,006 million, versus €2,258 million in 2005.

The table below shows trends in net income attributable to equity holders of the Company by business segment for 2005 and 2006:

(€ million)	2006	2005
Pharmaceuticals	3,649	2,207
Vaccines	357	51

Total net income attributable to equity holders of the Company	4,006	2,258

Adjusted Net Income

Adjusted net income for the year ended December 31, 2006 was €7,040 million compared to €6,335 million in 2005. Adjusted earnings per share was €5.23 in 2006, compared to €4.74 in 2005.

Reconciliation of Net Income Attributable to Equity Holders of the Company to Adjusted Net Income

(€ million, except per share data)	2006		2005
Net income attributable to equity holders of the Company	4,006		2,258

Material accounting adjustments related to business combinations	2,969		3,462
- elimination of expense arising on the workdown of acquired inventories remeasured at fair value, net of tax	21		248
- elimination of expenses arising on amortization and impairment of intangible assets, net of tax (portion attributable to equity holders of the Company)	2,935		3,156
- elimination of expenses arising from the impact of the acquisitions on equity investees (workdown of acquired inventory, amortization and impairment of intangible assets, and impairment of goodwill)	13	(2)	58
- elimination of impairment losses charged against goodwill	—		—
Elimination of acquisition-related integration and restructuring charges, net of tax	65		615

Adjusted net income	7,040		6,335

Adjusted earnings per share (in euro)(1)	5.23		4.74

(1)	Based on 1,336.5 million shares for 2005 and 1,346.8 million shares for 2006, representing the weighted average number of shares outstanding.
(2)

Includes impact of the Zentiva acquisition (€11 million), amortization and impairment (net of tax) relating to the acquisition of Aventis (€97 million), and reversal of a deferred tax liability on the investment in Merial (€95 million).

The table below shows trends in adjusted net income by business segment for 2005 and 2006:

(€ million)	2006	2005
Pharmaceuticals	6,479	5,903
Vaccines	561	432

Total adjusted net income	7,040	6,335

Liquidity and Capital Resources

Our operations generate significant positive cash flow. We fund our investments primarily with operating cash flow and pay regular dividends on our shares. In connection with our acquisition of Aventis in 2004, we incurred significant debt, of which we have repaid a substantial portion. As of December 31, 2007, our debt, net of cash and cash equivalents, stood at €4.2 billion compared to €5.8 billion a year earlier.

Consolidated Statement of Cash Flows

Generally, factors that affect our earnings — for example, pricing, volume, costs and exchange rates — flow through to cash from operations. The most significant source of cash from operations is sales of our branded pharmaceutical products and human vaccines. Collections of royalty payments also contribute to cash from operations.

Net cash provided by operating activities in 2007 totaled €7,106 million, compared with €6,604 million in 2006. Operating cash flow before changes in working capital was €7,917 million in 2007, against €7,610 million in 2006. Working capital needs increased by €811 million in 2007, compared with €1,006 million in 2006.

Net cash used in investing activities amounted to €1,716 million in 2007, compared with €790 million in 2006.

Acquisitions of property, plant and equipment and intangibles totaled €1,610 million in 2007 (2006: €1,454 million), and mainly comprised investments in industrial plant and equipment and contractual payments for intangible rights. These intangible rights (€231 million in 2007) mainly comprise the buyout of commercial rights to our products (including Panaldine® in Japan), and payments made under collaboration and marketing agreements with partners including Regeneron, Oxford BioMedica (TroVax®), UCB (Xyzal®), Crucell N.V. and Acambis plc.

Financial investments (€435 million) mainly comprised €186 million on the buyout of preferred shares issued by our subsidiary Carderm Capital LP (See Note D.18.4 to our financial statements included at Item 18 of this annual report), and $312 million on the purchase of 12 million shares in Regeneron, taking our interest in the company’s capital to approximately 19%. In 2006, acquisitions of investments (€509 million) mainly comprised the purchase of a 24.9% interest in the capital of Zentiva.

After-tax proceeds from disposals in 2007 (€329 million) included receipt from CSL of the contingent purchase consideration (See Note D.20.2 to our financial statements included at Item 18 of this annual report) of $250 million relating to our sale of Aventis Behring. In 2006, after-tax proceeds from disposals totaled €1,174 million, mainly on the sale of the Exubera® rights.

Net cash used in financing activities totaled €4,820 million, against €5,854 million in 2006. This figure includes the dividend payout of €2,364 million (2006: €2,042 million), a net reduction in short-term and long-term debt of €934 million (2006: €4,161 million), and the repurchase of 29.4 million of our own shares (for €1,806 million) under the share repurchase program authorized by the Annual General Meeting of our shareholders on May 31, 2007.

After the impact of exchange rates, the net change in cash and equivalents during 2007 was an increase of €558 million, compared with a decrease of €96 million in 2006.

Consolidated Balance Sheet and Debt

Total assets stood at €71,914 million at December 31, 2007, compared with €77,763 million at December 31, 2006. The year-on-year decrease of €5,849 million was primarily due to the net effect of exchange rates, following the weakening of various currencies against the euro (€3,521 million, including €3,327 million due to changes in the exchange rate between the U.S. dollar and the euro).

At December 31, 2007, our debt, net of cash and cash equivalents stood at €4.2 billion, compared with €5.8 billion at December 31, 2006. We define debt, net of cash and cash equivalents as short-term debt plus long-term debt, minus cash and cash equivalents. “Debt, net of cash and cash equivalents” is a non-GAAP financial indicator used by management and investors to measure the company’s overall net indebtedness.

The table below shows changes in the Group’s financial position over the last three years:

(€ million)	2007	2006	2005
Debt	5,941	6,944	11,175
Cash and cash equivalents	(1,711)	(1,153)	(1,249)

Debt, net of cash and cash equivalents	4,230	5,791	9,926

The gearing ratio (debt, net of cash and cash equivalents, to shareholders’ equity) improved from 12.6% at the end of 2006 to 9.5% in 2007.

For an analysis of our debt at December 31, 2007 by type, maturity, interest rate and currency, refer to Note D.17 to the consolidated financial statements.

Other key movements in balance sheet items for the period under review are summarized below:

Shareholders’ equity totaled €44,719 million at December 31, 2007, against €45,820 million at December 31, 2006. This net reduction reflected the following factors:

•

reductions: payment of the 2006 dividend to our shareholders (€2,364 million), repurchases of our own shares (€1,806 million), and the net change in the cumulative translation difference following the weakening of various currencies against the euro (€2,764 million, mainly on the U.S. dollar);

•

increases: net income attributable to equity holders of the company for 2007 (€5,263 million), actuarial gains on employee benefit obligations under the option offered by the amendment to IAS 19 (€176 million net of taxes), issuance of new shares reserved for employees under the employee share ownership plan (€95 million), and sale and subscription of shares on exercise of stock options (€234 million).

At December 31, 2007, we owned 37.7 million of our own shares (recorded as a deduction from shareholders’ equity), representing 2.76% of our share capital. We did not cancel any treasury shares during 2007.

Goodwill (€27,199 million at December 31, 2007) fell by €1,273 million year on year, mainly due to the net change in cumulative translation differences arising from the weakening of various currencies against the euro (impact: €1,217 million).

Intangible assets (€19,182 million at December 31, 2007) fell by €4,556 million (including €1,137 million due to the effect of exchange rates). Amortization expenses and impairment losses accounted for €3,783 million, including €58 million of impairment losses recognized on the basis of the results of impairment tests.

Provisions and other non-current liabilities (€6,857 million at December 31, 2007) decreased by €1,063 million, due to a reduction of €441 million in the provision for pensions and other long-term employee benefits (of which €277 million arose from the recognition of actuarial gains on defined-benefit plans), the buyout of preferred shares issued by our subsidiary Carderm Capital LP (€186 million), and various reversals of provisions.

Net deferred tax liabilities (€4,023 million at December 31, 2007) fell by €1,731 million, largely as a result of reversals of deferred tax liabilities associated with the amortization of intangible assets (€1,295 million) and the effect of reductions in tax rates, primarily in Germany, on deferred tax liabilities recognized in 2004 on the remeasurement of acquired intangible assets of Aventis (impact: €566 million).

The financing in place at December 31, 2007 is not subject to covenants regarding financial ratios, and contains no clauses linking credit spreads or fees to our credit rating.

Liquidity

We expect that our existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements. €420 million of our cash and cash equivalents is held by our captive insurance and reinsurance companies in accordance with insurance regulations. As of year end 2007, we had no commitments for capital expenditures which we consider to be material to our consolidated financial position. The main undrawn confirmed credit facilities amounted to a total of €12.6 billion at December 31, 2007. For a discussion of our treasury policies, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Off-Balance Sheet Arrangements / Contractual Obligations and Other Commercial Commitments

We have various contractual obligations and other commercial commitments arising from our operations. These obligations and commitments are more fully described at “Item 4. Information on the Company,” above.

Our contractual obligations and our other commercial commitments at December 31, 2007 are shown in Note D.21 to our consolidated financial statements, included at Item 18 of this annual report, which discloses details of commitments under our principal R&D collaboration agreements. Note D.22.e) to the 2007 consolidated financial statements describes our principal contractual commitments in respect of divestments.

The following table lists the aggregate maturities of our contractual obligations and other commercial commitments as of December 31, 2007:

	Payments due by period
December 31, 2007 (€ million)	Total	Under 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
• Finance lease obligations (including interest)	35	5	9	14	7
• Operating lease obligations	1,283	276	390	204	413
• Irrevocable purchase obligations:
— given	2,234	1,339	327	110	458
— received	(303)	(170)	(58)	(15)	(60)
• Guarantees:
— given	395	230	46	12	107
— received	(195)	(143)	(34)	(2)	(16)
• Property, plant and equipment pledged as security for liabilities	13	—	—	—	13
• Other commercial commitments	2,808	161	372	466	1,509

Total Other commitments	6,270	1,698	1,052	789	2,731

Debt	6,509	2,376	2,544	1,332	257
— principal	5,831	2,145	2,244	1,237	205
— interest	678	231	300	95	52

Undrawn confirmed credit facilities (1)	13,079	1,996	4,080	7,003	—

(1)	Details of confirmed credit facilities are provided in Note D.17.c. Undrawn credit facilities also include commitments received by some operational subsidiaries of the Group.

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

The main collaborative agreements in the Pharmaceuticals segment, into which we have entered as of year end 2007, are described below.

•

On March 28, 2007, sanofi-aventis and Oxford BioMedica announced that they had entered into an exclusive global license agreement to develop and commercialize TroVax® for the treatment and prevention of cancers. TroVax® is Oxford BioMedica’s lead cancer immunotherapy, and may be developed by sanofi-aventis as a treatment for a large range of cancer types.

Under	the terms of this agreement:

–	Assuming full development and registration success in all targeted indications, future milestone payments could reach €480 million.

–	Oxford BioMedica and sanofi-aventis will co-fund the ongoing Phase III TRIST trial of TroVax® in renal cancer.

–	Sanofi-aventis will fund all future research, development and regulatory activities.

–

Sanofi-aventis will be responsible for the commercialization of TroVax® and will book the sales worldwide. Oxford BioMedica may exercise an option to participate in the promotion of TroVax® in the United States and the European Union.

–	Oxford BioMedica is entitled to escalating royalties on global sales of TroVax®, and to sales milestone payments if and when net sales of TroVax® reach certain levels.

•

In September 2003, sanofi-aventis signed a collaboration agreement with Regeneron in oncology to develop the Vascular Endothelial Growth Factor (VEGF) Trap program. Development milestone payments and royalties on VEGF Trap sales are payable under the contract. Total milestone payments could reach $400 million if all indications specified in the contract obtain approval in the United States, Europe and Japan. Sanofi-aventis will pay 100% of the development costs of the VEGF Trap. Once a VEGF Trap product starts to be marketed, Regeneron will repay 50% of the development costs (originally paid by sanofi-aventis) in accordance with a formula based on Regeneron’s share of the profits, including royalties received in Japan. In 2005, the VEGF Trap program was extended to Japan, and the treatment of ocular pathologies was excluded from the scope of the collaboration agreement.

•	In November 2007, sanofi-aventis signed a further collaboration agreement with Regeneron to discover, develop and commercialize fully-human therapeutic antibodies.

Under the terms of the research agreement, sanofi-aventis made an upfront payment of $85 million to Regeneron and will fund up to $475 million of research over the next five years. Sanofi-aventis will have an option to extend the research agreement for an additional three years. Under the terms of the development agreement, sanofi-aventis will fund 100% of the development costs. Once a product begins to be marketed, Regeneron will repay out of its profits (provided they are sufficient) half of the development costs borne by sanofi-aventis.

The first therapeutic antibody to be developed under this collaboration agreement is an antibody to the Interleukin-6 receptor (IL-6R), which has already started clinical trials in rheumatoid arthritis. The second is an antibody to Delta-like ligand-4 (Dll4), scheduled to start clinical development in 2008.

For any new product successfully developed as part of the collaboration, sanofi-aventis will take the lead in commercialization activities and will consolidate the sales. Regeneron will have the right to copromote any and all collaboration products worldwide. In the United States, profits will be shared equally. Outside the United States, profits will be split on a pre-determined sliding scale, with the sanofi-aventis share ranging from 65% to 55%. In addition, Regeneron will be entitled to receive up to a total of $250 million of sales milestone payments when the collaboration achieves certain aggregate annual ex-U.S. sales levels.

•

Under a co-promotion agreement with UCB, signed in September 2006, sanofi-aventis will co-promote Xyzal® in the United States jointly with UCB. Xyzal® is a prescription antihistamine. The agreement requires payments to be made on attainment of development and marketing milestones, based on regulatory approvals and sales targets. Total potential milestone payments still payable under the agreement could reach $135 million. The agreement also specifies how profits are to be split between sanofi-aventis and UCB.

•

In July 2006, sanofi-aventis signed an agreement with Taiho Pharmaceutical Co., Ltd. (Taiho) on the development and marketing of the oral anticancer agent S-1, a proprietary product from Taiho. S-1 has been marketed in Japan since 1999, and is currently in Phase III in Europe, the United States and some other countries. Under the contract, milestone payments are payable at different stages of the development and marketing of S-1, and a royalty is payable on sales of the product. Outstanding milestone payments under the contract (contingent upon the granting of approval for indications and attainment of sales targets) could reach a total of $295 million.

•

Under a collaboration agreement with Zealand Pharma signed in June 2003, sanofi-aventis obtained rights relating to the development and worldwide marketing of ZP10, an agent used in the treatment of type 2 diabetes. Under this agreement, sanofi-aventis is responsible for the development of this compound. Payments to Zealand Pharma could reach a total of $85 million, contingent upon marketing approvals being obtained.

•

A collaboration agreement with IDM was signed in 2001. Under this agreement, IDM granted sanofi-aventis 20 development options on current and future research and development programs. For each option that leads to a commercially marketed product, IDM could receive between €17 million and €32 million depending on the potential of the market, plus reimbursement of the development costs. Contractually, sanofi-aventis may suspend the development program for each option exercised at any time and without penalty. In 2007, sanofi-aventis decided to suspend the development program for the treatment of melanoma, the only program for which it has exercised its option since the collaboration agreement with IDM was signed. At December 31, 2007, sanofi-aventis still had an option on 8 programs.

•

Sanofi-aventis has entered into various other collaboration agreements with partners including Ajinomoto, Immunogen, Coley, Novexel, Wayne State University, and Innogenetics & Inserm, under which sanofi-aventis may be required to make total contingent payments of approximately €118 million over the next 5 years.

The main collaborative agreements in the Vaccines segment are described below:

•

In February 2007, sanofi pasteur and Acambis plc signed a license agreement for a single dose vaccine against Japanese encephalitis (JE), ChimeriVax™-JE, to help improve public health in endemic countries of the Asia-Pacific region. Under the terms of the agreement, Acambis will provide the raw materials for ChimeriVax-JE and receive a royalty on sales. In addition, Acambis will receive milestone payments linked to marketing approvals for ChimeriVax-JE in key endemic countries and in Europe. The maximum amount of these future milestone payments is €22.5 million.

•

In November 2007, Acambis plc and sanofi pasteur signed a further agreement to develop and market a vaccine against West Nile virus. Under the terms of the agreement, Acambis plc will continue to perform development activities, up to and including the filing of a license application in the United States. Sanofi-aventis made an upfront payment of $10 million to Acambis plc, which may receive further payments contingent upon the attainment of pre and post launch objectives up to a maximum of $70 million.

•

In December 2007, sanofi pasteur signed an exclusive collaboration and commercialization agreement with Crucell N.V. for Crucell’s rabies monoclonal antibodies. Under the terms of the agreement, Crucell will continue to develop and manufacture the product. Sanofi-aventis made an upfront payment of €10 million to Crucell on signature of the agreement, and the contract includes milestone payments that could reach €66.5 million.

•

In October 2005, sanofi pasteur and Becton Dickinson signed a license agreement for the development of a vaccine microinjection system. The agreement requires sanofi-aventis to pay for exclusivity rights, and to make milestone payments that could reach $30 million.

•

Sanofi pasteur has entered into a number of other collaboration agreements with partners including Emergent, Agensys, Crucell, Intercell and Vactech, under which sanofi pasteur may be required to make total contingent payments of around €59 million over the next 5 years.

We have the following commercial commitment related to divestments:

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

We offer various types of price reductions on our products. In particular, products sold in the United States are covered by various programs (such as Medicare and Medicaid) under which products are sold at a discount. Rebates are granted to healthcare authorities, and under contractual arrangements with certain customers. Some wholesalers are entitled to chargeback incentives based on the selling price to the end customer, under specific contractual arrangements. Cash discounts may also be granted for prompt payment. The discounts, incentives and rebates described above are estimated on the basis of specific contractual arrangements with our customers or of specific terms of the relevant regulations and/or agreements applicable for transactions with healthcare authorities, and of assumptions of the attainment of sales targets. They are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. We also estimate the amount of product returns, on the basis of contractual sales terms and reliable historical data; the same recognition principles apply to sales returns. For additional details regarding the financial impact of discounts, rebates and sales returns see Note D.23 to our consolidated financial statements included at Item 18 of this annual report.

Non-product revenues, mainly comprising royalty income from license arrangements that constitute ongoing operations of the Group, are presented in “Other revenues”.

•

Impairment Testing of Intangible Assets. As discussed in Note B.6 (Impairment of property, plant and equipment, intangible assets and investments in associates) and in Note D.5 (Impairment of property, plant and equipment and intangibles) to our consolidated financial statements included at Item 18 of this annual report, we test our intangible assets periodically for impairment. The most significant intangible assets that we test for impairment are those resulting from the business combination of Sanofi-Synthélabo and Aventis in 2004. We test for impairment on the basis of the same objective criteria that were used for the initial valuation. Our initial valuation and ongoing tests are based on the relationship of the value of our projected future cash flows associated with the asset to either the purchase price of the asset (for its initial valuation) or the carrying amount of the asset (for ongoing tests). The determination of the underlying assumptions related to the recoverability of intangible assets is subjective and requires the exercise of considerable judgment. Any changes in key assumptions about our business and prospects, or changes in market conditions, could result in an impairment charge.

•

Pension and Retirement Benefits. As described in Note B.23 (Employee Benefit Obligations) to our consolidated financial statements included at Item 18 of this annual report, we recognize our pension and retirement benefit commitments as liabilities on the basis of an actuarial estimate of the potential rights vested in employees and retirees as of the balance sheet date, net of the valuation of funds to meet these obligations. We prepare this estimate at least on an annual basis taking into account actuarial assumptions, including life expectancy, staff turnover, salary growth, long-term return on plan assets, retirement and discounting of amounts payable. Depending on the assumptions and estimates used, the pension and post-retirement benefit expense could vary within a range of outcomes and have a material effect on reported earnings.

•

Deferred Taxes. As discussed in Note B.22 (Income Tax Expense) to our consolidated financial statements included at Item 18 of this annual report, we account for deferred taxes using the liability method, whereby deferred income taxes are recognized on tax loss carry-forwards, and on the difference between the tax base and carrying amount of assets and liabilities. We calculate our deferred tax assets and liabilities using enacted tax rates applicable for the years during which we estimate that the temporary differences are expected to reverse. We do not record deferred tax assets when it is more likely than not that the deferred tax assets will not be realized. The estimates of recognized deferred tax assets are based on our assumptions regarding future profits and the timing of reversal of temporary differences. These assumptions are regularly reviewed; however, final deferred income tax could differ from those estimates.

•

Provisions for risks. Sanofi-aventis and its subsidiaries and affiliates may be involved in litigation, arbitration or other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights, compliance and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures. As discussed in Note B.12 (Provisions for risks) at Item 18 of this annual report, we record a provision where we have a present obligation, whether legal or constructive, as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and when a reliable estimate can be made of the amount of the outflow of resources. For additional details regarding the financial impact of provisions for risks see Notes D.18.3 (Other provisions) and D.22 (Legal and Arbitral Proceedings) to our consolidated financial statements included at Item 18 of this annual report.

Provisions are estimated on the basis of events and circumstances related to present obligations at the balance sheet date, of past experience, and to the best of management’s knowledge at the date of preparation of the financial statements. The assessment of provisions can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. Given the inherent uncertainties related to these estimates and assumptions, the actual outflows resulting from the realization of those risks could differ from our estimates.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Since January 1, 2007, the office of Chairman has been separated from that of Chief Executive Officer.

The Chief Executive Officer is responsible for the management of the Company, and represents it in dealings with third parties. He has the broadest powers to act in the name of the Company.

The Chairman represents the Board of Directors. He organizes and directs the work of the Board, and is accountable for this to the Shareholders’ General Meeting. He is also responsible for ensuring that the corporate decision-making bodies chaired by him (Board of Directors and Shareholders’ General Meeting) operate properly.

Board of Directors

The Company is managed by a Board of Directors composed of 16 members, 8 of whom are independent.

Members of our Board of Directors are appointed for a maximum term of four years; reappointment of Directors is on a rotation basis. No more than one third of the serving members of our Board of Directors may be aged more than 70.

If the functions of Chairman and Chief Executive Officer are separated, the age limit for the Chairman is 70, the Chairman remaining in office until the Ordinary General Meeting called to approve the financial statements and held during the calendar year in which he reaches the age limit.

The Chief Executive Officer shall be a physical person aged less than 65.

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

Composition of the Board of Directors at December 31, 2007

Jean-François Dehecq Chairman of the Board of Directors since January 1, 2007 Director	Age Nationality First elected Term expires	68 French May 1999 2008

395,020 shares

Other directorships and appointments

•   Director of Air France, Agence Nationale de la Recherche and Veolia Environnement

•   Chairman of Association Nationale de la Recherche Technique

•   Chairman of the Board of Directors of ENSAM (Ecole Nationale Supérieure d’Arts et Métiers)

•   Member of Fondation Française pour la Recherche sur l’Epilepsie

•   Vice Chairman of EFPIA (European Federation of Pharmaceutical Industries and Associations)

•   Member of IFPMA (International Federation of Pharmaceutical Manufacturers Associations)

•   Governor to the Board of the American Hospital of Paris

Jürgen Dormann Vice Chairman Independent Director	Age Nationality First elected Term expires	68 German August 2004 2008

4,866 shares	Other directorships and appointments • Chairman of the Board of Directors of Adecco (Switzerland) • Director of BG Group (United Kingdom) and IBM (United States)

Gérard Le Fur Chief Executive Officer since January 1, 2007 Director	Age Nationality First elected Term expires	57 French May 2006 2010

42,868 shares	Other directorships and appointments • member of the Académie des sciences

René Barbier de La Serre Independent Director	Age Nationality First elected Term expires	67 French May 1999 2008

2,000 shares

Other directorships and appointments

•   Director of Aluthéa, PPR and Nord-Est

•   Vice Chairman of the Supervisory Board of Edmond de Rothschild Corporate Finance

•   Member of the Supervisory Boards of la Compagnie Financière Saint-Honoré, la Compagnie Financière Edmond de Rothschild Banque, Financière Vivaldi and Schneider Electric

•   Managing Director of Harwanne Compagnie de Participations Industrielles et Financières (Switzerland)

•   Censor of Fimalac

•   Chairman of Audit Committees of la Compagnie Financière Edmond de Rothschild Banque and PPR

•   Chairman of Governance Committee of Caisse des Dépôts et Consignations

•   Member of Compensation Committee of PPR

•   Member of Compensation, Appointments and Governance Committee of Schneider Electric

•   Member of Executive Committee of Financière du Dauphin

Jean-Marc Bruel Independent Director	Age Nationality First elected Term expires	72 French August 2004 2008

6,995 shares	Other directorships and appointments • Chairman of Firmenich (Switzerland) • Director of Institut Curie

Robert Castaigne Director	Age Nationality First elected Term expires	61 French February 2000 2008

500 shares

Other directorships and appointments

•   Chief Financial Officer of Total

•   Chairman and Chief Executive Officer of Total Chimie and Total Nucléaire

•   Director of Elf Aquitaine, Hutchinson, Total Gestion Filiales, Omnium Insurance & Reinsurance Company Ltd (Bermuda), Petrofina (Belgium), Vinci, Total Upstream UK Ltd and Total Gabon

Thierry Desmarest Director	Age Nationality First elected Term expires	62 French February 2000 2008

500 shares	Other directorships and appointments • Chairman of the Board of Directors of Total since February 14, 2007 • Member of the Supervisory Board of Areva • Director of L’Air Liquide

Lord Douro Independent Director	Age Nationality First elected Term expires	62 English May 2002 2010

550 shares

Other directorships and appointments

•   Chairman of Richemont Holdings UK Ltd and Kings College London (United Kingdom)

•   Director of la Compagnie Financière Richemont AG (Switzerland), Pernod Ricard, GAM Worldwide (United Kingdom) and Abengeo Bioenergy (Spain)

•   Member of the Compensation Committee and the Appointments Committee of Pernod Ricard

•   Member of Appointments Committee of la Compagnie Financière Richemont AG (Switzerland)

•   Senior Advisor of Calyon (United Kingdom)

Jean-René Fourtou Independent Director	Age Nationality First elected Term expires	68 French August 2004 2008

2,891 shares

Other directorships and appointments

•   Chairman of the Supervisory Boards of Vivendi and Groupe Canal +

•   Honorary Chairman of the International Chamber of Commerce

•   Vice Chairman of the Supervisory Board of Axa

•   Member of the Supervisory Board of Maroc Telecom

•   Director of Cap Gemini SA, NBC Universal Inc. (United States), Axa Millésimes SAS and Nestlé

Igor Landau Director	Age Nationality First elected Term expires	63 French August 2004 2008

11,538 shares	Other directorships and appointments • Director of HSBC France and INSEAD • Member of the Supervisory Boards of Allianz AG (Germany) and Adidas (Germany)

Hubert Markl Independent Director	Age Nationality First elected Term expires	69 German August 2004 2008

83 shares	Other directorships and appointments • Member of the Supervisory Boards of BMW AG (Germany), Münchener Rückversicherungs-Gesellschaft AG (Germany) and Georg von Holtzbrinck Verlagsgruppe (Germany)

Christian Mulliez Director	Age Nationality First elected Term expires	47 French June 2004 2008

540 shares

Other directorships and appointments

•   Vice President, General Manager Administration and Finance of L’Oréal

•   Chairman of the Board of Directors of Regefi

•   Director of DG 17 Invest and L’Oreal USA Inc. and The Body Shop International (United Kingdom)

Lindsay Owen-Jones Director	Age Nationality First elected Term expires	62 English May 1999 2008

15,000 shares

Other directorships and appointments

•   Chairman of the Board of Directors of L’Oréal

•   Chairman of Strategy Committee of L’Oréal

•   Chairman of the Board of Directors of Fondation d’Entreprise L’Oréal

•   Chairman of Alba Plus

•   Director and Vice Chairman of the Board of Directors of L’Air Liquide

Klaus Pohle Independent Director	Age Nationality First elected Term expires	70 German August 2004 2008

2,500 shares

Other directorships and appointments

•   Vice Chairman of the Supervisory Board, Chairman of the Audit Committee and Member of the Appointments and Corporate Governance Committee of Hypo Real Estate Holding AG, Munich (Germany)

•   Director of Coty Inc., New York

•   Chairman of the Audit Committee of Coty Inc., New York

•   Member of the Supervisory Board and Chairman of the Audit Committee of DWS Investment GmbH, Frankfurt (Germany)

Gérard Van Kemmel Independent Director	Age Nationality First elected Term expires	68 French May 2003 2011

500 shares	Other directorships and appointments • Director of Eurotunnel NRS Holders Company Limited (United Kingdom)

Bruno Weymuller Director	Age Nationality First elected Term expires	59 French May 1999 2008

2,000 shares

Other directorships and appointments

•   Executive Vice President, Strategy and Risk Assessment of Total

•   Director of Elf Aquitaine, Technip and Rexecode

•   Elf Aquitaine’s permanent representative on the Boards of Directors of Eurotradia International and Total E & P France

During 2007, the Board of Directors met six times, with an overall attendance rate among Board members of 88%.

The Board of Directors’ meeting held on February 11, 2008 discussed the reappointment of thirteen members of the Board of Directors whose terms of office expire at the end of the General Shareholders’ meeting to be held on May 14, 2008.

The Board of Directors decided to submit at the General Shareholders’ meeting the reappointment of Mssr. Jean-François Dehecq, Jean-Marc Bruel, Robert Castaigne, Thierry Desmarest, Jean-René Fourtou, Igor Landau, Christian Mulliez, Lindsay Owen-Jones and Klaus Pohle.

Four Directors are not seeking reappointment (Mssr. René Barbier de La Serre, Jürgen Dormann, Hubert Markl and Bruno Weymuller). The Board of Directors proposes to the General Shareholders’ meeting the appointment of four new directors: Mrs. Claudie Haigneré, Mr. Uwe Bicker, Mr. Patrick de la Chevardière and Mr. Gunter Thielen.

Mrs. Claudie Haigneré is a certified rheumatologist and holds a doctorate in science specialized in neurosciences. She participated in several spatial missions (Station MIR in 1996, International Space Station in 2001). She also served as Ministre Français Délégué à la Recherche et aux Nouvelles Technologies (2002-2004) and as Ministre Français Délégué aux Affaires Européennes (2004-2005). Since November 2005, Mrs. Claudie Haigneré has been an Advisor of the Director General of the European Space Agency (ESA).

Mr. Uwe Bicker is a physician and holds a doctorate in chemistry. He is a Professor at the Medical Faculty of the Heidelberg University and a Doctor honoris causa at the Klausenburg University. He has been a member of the Board of Bertelsmann Stiftung (Foundation Bertelsmann) since January 2008.

Mr. Patrick de la Chevardière is a graduate of the Ecole Centrale de Paris. Since September 2003, he has served as Deputy Chief Financial Officer of Total.

Mr. Gunter Thielen has a doctorate in physical chemistry and a degree in economics and industrial engineering. Since January 2008, he has served as Chairman of the Supervisory Board of Bertelsmann AG, Gütersloh and Chairman of the Executive Board of Bertelsmann Stiftung (Foundation Bertelsmann).

The Board, in accordance the by-laws’ provisions on rotating directorships, proposes to the General Shareholders’ meeting that the duration of the terms be staggered so that, beginning in 2010, one third of the Board will be renewed each year.

The new Board of Directors would comprise of the following members (year term ends):

Mr. Jean-François Dehecq (2011)

Mr. Gérard Le Fur (2010)

Mr. Jean-Marc Bruel (2010)

Mr. Robert Castaigne (2010)

Lord Douro (2010)

Mr. Christian Mulliez (2010)

Mr. Thierry Desmarest (2011)

Mr. Igor Landau (2011)

Mr. Gunter Thielen (2011)

Mr. Gérard Van Kemmel (2011)

Mr. Uwe Bicker (2012)

Mr. Patrick de la Chevardière (2012)

Mr. Jean-René Fourtou (2012)

Mrs. Claudie Haigneré (2012)

Mr. Lindsay Owen-Jones (2012)

Mr. Klaus Pohle (2012)

Executive Committee

On December 1, 2007, an Executive Committee was established in order to facilitate rapid decision-making, especially as regards the strategic priorities of sanofi-aventis. It is chaired by Gérard Le Fur.

The Committee meets twice a month, and has five permanent members:

•	Gérard Le Fur, Chief Executive Officer,

•	Marc Cluzel, Senior Vice President Research & Development(1),

•	Jean-Claude Leroy, Executive Vice President Finance and Legal,

•	Gilles Lhernould, Senior Vice President Industrial Affairs,

•	Hanspeter Spek, Executive Vice President Pharmaceutical Operations.

Management Committee

The Management Committee is chaired by Gérard Le Fur.

At the end of February 2008, the General Management Committee comprised:

Gérard Le Fur

Member of Management Committee

Chief Executive Officer since January 1, 2007

Member of Executive Committee since December 1, 2007

Age: 57

(1)	Research & Development was formerly known as Scientific and Medical Affairs.

Gérard Le Fur has degrees in both pharmacy and science. He began his career at Laboratoires Pharmuka as Chief of Laboratories and later served as Assistant Director of Research and Development before joining Laboratoires Rhône-Poulenc as Director of Biology. He joined Sanofi in 1986 as Assistant Director of Research and Development, and was named Director of Research and Development in 1995, prior to being named Executive Vice President, Scientific Affairs in June 1999 following the merger with Synthélabo. He was appointed Senior Executive Vice President in December 2002, and reappointed to the same position in June 2004. In August 2004, he was appointed Executive Vice President, Research & Development(1) . In December 2006, he was appointed Chief Executive Officer as of January 1, 2007. He has been a member of the Académie des sciences since 2003.

Jean-Claude Leroy

Member of Management Committee

Executive Vice President Finance and Legal since March 26, 2007

Member of Executive Committee since December 1, 2007

Age: 56

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

Hanspeter Spek

Member of Management Committee

Executive Vice President Pharmaceutical Operations

Member of Executive Committee since December 1, 2007

Age: 58

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

Pierre Chancel

Member of Management Committee

Senior Vice President Global Marketing

Age: 51

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

(1)	Research & Development was formerly known as Scientific and Medical Affairs.

Olivier Charmeil

Member of Management Committee

Senior Vice President Pharmaceutical Operations, Asia / Pacific

& Japan since January 1, 2008

Age: 45

Olivier Charmeil is a graduate of HEC (Ecole des Hautes Etudes Commerciales) and of the Institut d’Etudes Politiques in Paris. From 1989 to 1994, he worked in the Mergers & Acquisitions department of Banque de l’Union Européenne. He joined Sanofi Pharma in 1994 as head of Business Development. Subsequently, he held various posts within the Group, including Chief Financial Officer (Asia) for Sanofi-Synthélabo in 1999 and Attaché to the Chairman, Jean-François Dehecq, in 2000, before being appointed as Vice President, Development within the Sanofi-Synthélabo International Operations Directorate, where he was responsible for China and support functions. In 2003, Olivier Charmeil was appointed Chairman and Chief Executive Officer of Sanofi-Synthélabo France, before taking the post of Senior Vice President, Business Management and Support within the Pharmaceutical Operations Directorate. In this role, he piloted the operational integration of Sanofi-Synthélabo and Aventis. He was appointed to his current position in February 2006. Since January 1, 2008, Operations Japan have reported to Olivier Charmeil.

Marc Cluzel

Member of Management Committee since January 1, 2007

Senior Vice President Research & Development(1) since January 1, 2007

Member of Executive Committee since December 1, 2007

Age: 52

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

Laurence Debroux

Member of Management Committee since March 26, 2007

Senior Vice President Chief Financial Officer since March 26, 2007

Age: 38

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

Belén Garijo

Member of Management Committee

Senior Vice President Pharmaceutical Operations, Europe and Canada (excluding France)

Age: 47

Belén Garijo has a degree in medicine, majoring in clinical pharmacology. Her career in the pharmaceutical industry began at Abbott, where she was Medical Director of the Spanish subsidiary before being appointed Director of International Medical Affairs at Abbott’s United States headquarters in Illinois. In 1996, she joined Rhône-Poulenc Rorer in Spain as Head of the Oncology Business Unit. She was subsequently responsible for Aventis’ global marketing and medical strategy in Oncology, based in New Jersey, United States. She returned to Spain in 2003 as Managing Director of the Group’s Spanish subsidiary. She was appointed to her current position in July 2006. The commercial operations of Germany have reported to Belén Garijo since January 1, 2008.

(1)	Research & Development was formerly known as Scientific and Medical Affairs.

Gregory Irace

Member of Management Committee since February 1, 2007

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

Michel Labie

Member of Management Committee

Senior Vice President Communications & Institutional and Professional Relations

Age: 54

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

Marie-Hélène Laimay

Member of Management Committee

Senior Vice President Audit and Internal Control Assessment

Age: 49

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

Christian Lajoux

Member of Management Committee

Senior Vice President Pharmaceutical Operations, France

Age: 60

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

Jean-Michel Lévy

Member of Management Committee since January 1, 2007

Senior Vice President Business Development since January 1, 2007

Age: 60

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

Gilles Lhernould

Member of Management Committee

Senior Vice President Industrial Affairs

Member of Executive Committee since December 1, 2007

Age: 52

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

Karen Linehan

Member of Management Committee since March 26, 2007

Senior Vice President Legal Affairs and General Counsel since March 26, 2007

Age: 49

Karen Linehan graduated from Georgetown University with bachelor of arts and juris doctorate degrees. Prior to practicing law, Ms. Linehan served on the congressional staff of the Speaker of the U.S. House of Representatives from September 1977 to August 1986. Until December 1990, she was an Associate in a mid-size law firm in New York, New York. In January 1991, she joined Sanofi as Assistant General Counsel of its US subsidiary. In July 1996, Ms. Linehan moved to Paris to work on international matters within the Group and she has held a number of positions within the Legal Department, most recently as Vice President — Deputy Head of Legal Operations. She was appointed to her current position in March 2007.

Philippe Luscan

Member of the Management Committee since December 1, 2007

Vice President Chemistry

Age: 45

Philippe Luscan is a graduate in Biotechnology of the Ecole Polytechnique and the Ecole des Mines in Paris. He began his career in 1987 as a Production Manager at Danone. In 1990, he joined the Group as Director of the Sanofi Chimie plant at Sisteron, France, and subsequently served as Industrial Director of Sanofi in the United States and as Vice President Supply Chain. He was appointed to his present position in September 2006.

Heinz-Werner Meier

Member of Management Committee

Senior Vice President Corporate Human Resources

Senior Vice President Pharmaceutical Operations, Germany until December 31, 2007

Age: 55

Heinz-Werner Meier holds a degree in mathematics and a doctorate in business management. He began his career in 1978 working in research and development for Siemens AG in Germany. He then worked as a scientific assistant in the Faculty of Business Management, Organization and Information Technology at Mannheim University. In 1985, he joined the Hoechst Group as Purchasing Director and successively as Finance and Accounting Director at the subsidiary Benckiser-Knapsack GmbH. From 1995 he was Global Group Controller

in the Pharmaceuticals Division of Hoechst AG and from 1997 Managing Director of Hoechst Marion Roussel Germany. From January 2000 to May 2002, he was Chairman of Aventis Pharma Germany, and until August 2004 a member of the Board of Aventis and Director of Human Resources. He served as Senior Vice President Pharmaceutical Operations Germany from August 2004 to December 31, 2007. Since October 2006, he has also served as Senior Vice President Corporate Human Resources and retains these responsibilities.

Antoine Ortoli

Member of Management Committee

Senior Vice President Pharmaceutical Operations, Intercontinental

Age: 54

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

Philippe Peyre

Member of Management Committee

Senior Vice President Corporate Affairs

Age: 57

Philippe Peyre is a graduate of the Ecole Polytechnique, and began his career in management consultancy with Bossard before being appointed as a member of the General Management Committee of Bossard Gemini Consulting. In 1998, he joined Rhône-Poulenc Rorer as Senior Vice President Special Projects, and then served as Head of Integration at Aventis Pharma, and as Company Secretary and Senior Vice President, Business Transformation of Aventis. He was appointed to his present position in August 2004.

Wayne Pisano

Member of Management Committee since August 1, 2007

Senior Vice President Vaccines since August 1, 2007

Age: 53

Wayne Pisano holds a bachelor’s degree in biology from St. John Fisher College, Rochester, New York, and an MBA from the University of Dayton, Ohio. Prior to sanofi pasteur he held various marketing and sales positions with Reed and Carnrick Pharmaceuticals and Sandoz/Novartis. He joined sanofi pasteur as Vice President, U.S. Marketing in May 1997 and then served as Senior Vice President of US Marketing & Sales, Executive Vice President of sanofi pasteur North America and Senior Vice President, Global Commercial Operations . He was appointed to his present position in August 2007.

Jean-Philippe Santoni

Member of Management Committee since December 1, 2007

Senior Vice President International Development since January 1, 2007

Age: 53

Jean-Philippe Santoni holds a doctorate in Medicine and a masters’ degree in Human Biology. He began his career as a clinician specializing in hospital medicine and biology at various Academic Hospitals from the “Assistance Publique –Hôpitaux de Paris” (APHP group). From 1985, he held various posts with responsibility for international clinical development and medical/regulatory affairs, first with Servier and subsequently with American Cyanamid/Lederlé. In 1990, he joined Synthélabo as International Medical Director. Following the merger with Sanofi in 1999, he served successively as Associate Vice President Medical and Regulatory Affairs, Vice President International Clinical Operations and Vice President International Clinical Development, a position he retained after the merger with Aventis in 2004. He was appointed to his present position in January 2007.

As of December 31, 2007, none of the members of the Management Committee had any principal business activities outside of sanofi-aventis.

Composition of the Management Committee at the end of February 2008

B. Compensation

Compensation and pension arrangements for corporate officers

On January 1, 2007 Gérard Le Fur took office as Chief Executive Officer, with Jean-François Dehecq retaining the office of Chairman of the Board.

Jean-François Dehecq and Gérard Le Fur receive fixed compensation and variable compensation, set by the Board of Directors based on recommendations from the Compensation, Appointments and Governance Committee.

More generally, their remuneration is set with reference to the practices of the global pharmaceutical industry as well as of the principal companies of the CAC 40.

These compensation packages may be supplemented by the granting of stock options.

Neither Jean-François Dehecq nor Gérard Le Fur receives directors’ attendance fees in connection with their roles as Directors of sanofi-aventis.

Compensation and pension arrangements for Jean-François Dehecq

The following table sets forth the gross compensation before social charges paid in 2006 and 2007 to Jean-François Dehecq:

(in euros)	Amounts payable in respect of 2006 and paid in 2006	Amounts payable in respect of 2006 and paid in 2007(1)	Amounts payable in respect of 2007 and paid in 2007	Amounts payable in respect of 2007 and paid in 2008(2)
Fixed compensation	1,466,027	—	1,305,146	—
Variable compensation	—	1,898,000	—	910,000

Total	1,466,027	1,898,000	1,305,146	910,000

The amounts shown are gross amounts.
(1)	The fixed portion of compensation for 2006 was paid in 2006, and the variable portion was paid in 2007.
(2)	The fixed portion of compensation for 2007 was paid in 2007, and the variable portion was paid in 2008.

For the year ended December 31, 2007, the variable portion of Jean-François Dehecq’s compensation was based 25% on a quantitative criterion and 75% on qualitative criteria.

The quantitative criterion used is linked to adjusted net earnings per share excluding selected items (See “Item 5. Operating and Financial Review and Prospects — Sources of Revenues and Expenses — Adjusted Net Income”).

The qualitative criteria are essentially based on the transition of office to the new Chief Executive Officer, leadership of the Board of Directors, representation of the Group and the Group’s global strategy.

Taking into account the abovementioned criteria, the Board of Directors fixed the variable remuneration of Jean-François Dehecq for 2007 at €910,000, i.e., 70% of the fixed portion of his remuneration.

Jean-François Dehecq’s fixed compensation package includes a benefit-in-kind in the form of a company car.

Jean-François Dehecq’s variable compensation for 2007 was paid in February 2008.

In addition, 125,000 stock subscription options exercisable at a price of €62.33 per share were granted to Jean-François Dehecq at a meeting of the Board of Directors held on December 13, 2007. These options were valued at €11.92 per option using the Black & Scholes method, valuing the total benefit at €1,490,000. The exercise date and other basic characteristics of such options are set out in the table under “— Share Ownership — Existing Option Plans as of December 31, 2007”.

Jean-François Dehecq receives benefits under the top-up defined-benefit pension plan, wholly funded by the Company, set up in 2002 by Sanofi-Synthélabo and reserved for managers with at least 10 years’ service whose annual base compensation had for 10 years exceeded four times the annual French Social Security ceiling (€32,184 in 2007). The benefit is in the form of a life annuity, and is transferable as a survivor’s pension; it is based on the average annual compensation for the last three years, and is capped at 60 times the French Social Security ceiling. The annuity paid depends on length of service with the Group; it supplements the annuities payable under the compulsory industry schemes, but may not exceed 37.50% of final salary.

At a meeting held on February 11, 2008, the Board of Directors decided to ask the General Shareholders Meeting to be held on May 14, 2008 to supplement the provisions relating to Jean-François Dehecq’s termination benefit (equivalent to twenty months of his last total compensation, i.e., fixed and variable) as approved by the General Shareholders Meeting of May 31, 2007 by adding a definition of performance criteria on which the payment of this benefit will be contingent.

Pursuant to Article L. 225-42-1 of the French Commercial Code, the payment of such benefit will be subject to the fulfillment of two out of three performance criteria.

The first criterion is the change in the sanofi-aventis share price compared to the CAC 40 index since he became Chairman and Chief Executive officer of the Company on February 15, 1988.

The other two criteria, which will be assessed over the three financial years preceding his ceasing to hold office, are :

•

the average ratio of adjusted net earnings excluding selected items to net sales for each financial year (See “Item 5. Operating and Financial Review and Prospects — Sources of Revenues and Expenses — Adjusted Net Income”) must be at least 15%;

•	the average ratio of operating cash flow before changes in working capital to net sales for each financial year must be at least 18%.

Compensation and pension arrangements for Gérard Le Fur

The following table sets forth the gross compensation before social charges paid in 2006 and 2007 to Gérard Le Fur:

(in euros)	Amounts payable in respect of 2006 and paid in 2006	Amounts payable in respect of 2006 and paid in 2007(1)	Amounts payable in respect of 2007 and paid in 2007	Amounts payable in respect of 2007 and paid in 2008(2)
Fixed compensation	995,591	—	1,355,036	—
Variable compensation	—	1,100,000	—	1,350,000

Total	995,591	1,100,000	1,355,036	1,350,000

The amounts shown are gross amounts.

(1)	The fixed portion of compensation for 2006 was paid in 2006, and the variable portion was paid in 2007.
(2)	The fixed portion of compensation for 2007 was paid in 2007, and the variable portion was paid in 2008.

For the year ended December 31, 2007, half of the variable portion of Gérard Le Fur’s compensation was based on quantitative criteria, and half on qualitative criteria.

The quantitative criteria include trends in net sales, operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals and litigation, and primarily trends in adjusted earnings per share excluding selected items (See “Item 5. Operating and Financial Review and Prospects — Sources of Revenues and Expenses — Adjusted Net Income”). These criteria were assessed with reference to the performance of the top 12 global pharmaceutical companies.

The qualitative criteria are essentially based on the assumption of the office of Chief Executive Officer, the progression of our research pipeline, the adaptation of Group structures and policies to the evolution of the pharmaceutical industry, and financial communication.

Taking into account the abovementioned criteria, the Board of Directors fixed the variable remuneration of Gérard Le Fur for 2007 at €1,350,000, i.e., 100% of the fixed portion of his remuneration.

Gérard Le Fur’s fixed compensation package includes a benefit-in-kind in the form of a company car.

Gérard Le Fur’s variable compensation for 2007 was paid in February 2008.

In addition, 200,000 stock subscription options exercisable at a price of €62.33 per share were granted to Gérard Le Fur at a meeting of the Board of Directors held on December 13, 2007. These options were valued at €11.92 per option using the Black & Scholes method, valuing the total benefit at €2,384,000. The exercise date and other characteristics of such options are set out in the table under “ — Share Ownership — Existing Option Plans as of December 31, 2007”.

Gérard Le Fur benefits from the same top-up defined-benefit pension plan as Jean-François Dehecq as described above.

At a meeting held on February 11, 2008, the Board of Directors decided to propose to the General Shareholders Meeting to be held on May 14, 2008 to set the provisions concerning the benefit to be received by Gérard Le Fur in the event that he ceases to hold office.

In case of his removal from office as Chief Executive Officer, Gérard Le Fur would receive a termination benefit equal to twenty four months of his last total remuneration (fixed and variable).

In case of voluntary retirement, he would receive a benefit equal to 50% (i.e., twelve months) of the aforementioned benefit.

In case of involuntary retirement, he would receive a benefit equal to a maximum of twenty months of his last total remuneration (fixed and variable), by reference to the collective bargaining agreement then applicable to the Company’s employees.

Pursuant to Article L. 225-42-1 of the French Commercial Code, the payment of such benefit will be subject to the fulfillment of two out of three performance criteria, which will be assessed over the three financial years preceding his ceasing to hold office.

The three criteria are :

•

the average ratio of the adjusted net earnings excluding selected items to net sales for each financial year (See “Item 5. Operating and Financial Review and Prospects — Sources of Revenues and Expenses — Adjusted Net Income”) must be at least equal to 15%;

•	the average ratio of the operating cash flow before changes in working capital to net sales for each financial year must be at least equal to 18%.

•

the average of rate of progression of the Group’s activity, measured each financial year in terms of net sales on a comparable basis, must be at least equal to the average of the evolution rate of the Pharma and Vaccines activities of the top 12 global pharmaceutical companies, measured for each financial year in terms of net sales adjusted to account for the principal exchange-rate and change-in-perimeter effects.

Lock-up period for shares obtained on exercise of stock options by the Chairman of the Board of Directors and by the Chief Executive Officer under the 2007 plan

The Board of Directors, acting on the proposal of the Compensation, Appointments and Governance Committee, decided on December 13, 2007 that the Chairman of the Board and the Chief Executive Officer will be required to hold until the end of their office a number of shares equal in value to 50% of the net capital gains (i.e., net of related taxes and contributions) resulting from their exercise of options under the 2007 stock option plan.

These shares must be held as registered shares until such time as these persons cease to hold office.

Compensation and pension arrangements for Board Members other than Jean-François Dehecq and Gérard Le Fur

The table below shows amounts paid in 2006 and 2007, broken down by type of compensation, to each member of the sanofi-aventis Board of Directors, including those whose term of office ended during the year.

	Amounts paid in 2006 (in euro)					Amounts paid in 2007 (in euro)
	Attendance fees		Pensions and other compensation		Total gross compensation	Attendance fees		Pensions and other compensation		Total gross compensation
	Fixed compensation	Variable compensation				Fixed compensation	Variable compensation
René Barbier de La Serre	15,000	91,500			106,500	15,000	95,000			110,000
Jean-Marc Bruel	15,000	73,000	360,911	(1)	448,911	15,000	75,000	366,560	(1)	456,560
Robert Castaigne	15,000	28,000			43,000	15,000	25,000			40,000
Thierry Desmarest	15,000	26,000			41,000	15,000	40,000			55,000
Jürgen Dormann	15,000	51,000	1,538,691	(1)	1,604,691	15,000	50,000	1,562,487	(1)	1,627,487
Lord Douro	15,000	30,000			45,000	15,000	49,000			64,000
Jean-René Fourtou	15,000	34,000	1,536,125	(1)	1,585,125	15,000	45,000	1,559,475	(1)	1,619,475
Serge Kampf(2)	15,000	26,000			41,000	15,000	15,000			30,000
Igor Landau	15,000	24,000	2,103,094	(1)	2,142,094	15,000	35,000	2,135,061	(1)	2,185,061
Hubert Markl	15,000	30,000			45,000	15,000	42,000			57,000
Christian Mulliez	15,000	28,000			43,000	15,000	35,000			50,000
Lindsay Owen-Jones	15,000	34,000			49,000	15,000	35,000			50,000
Klaus Pohle	15,000	112,000			127,000	15,000	109,000			124,000
Hermann Scholl(3)	15,000	36,000			51,000	6,250	21,000			27,250
Gérard Van Kemmel	15,000	80,500			95,500	15,000	80,000			95,000
Bruno Weymuller	15,000	20,000			35,000	15,000	30,000			45,000
Total amounts	240,000	724,000	5,538,821		6,502,821	231,250	781,000	5,623,583		6,635,833
Total attendance fees	964,000					1,012,250

(1)	Pension.
(2)	Board member who resigned on October 30, 2007.
(3)	Board member who resigned on May 31, 2006.

The amounts paid in 2006 include attendance fees paid in respect of 2005, the amount of which was agreed at a meeting of the Board of Directors held on February 23, 2006.

The amounts paid in 2007 include attendance fees paid in respect of 2006, the amount of which was agreed at a meeting of the Board of Directors held on February 12, 2007.

For 2007, the basic attendance fee was set at €15,000 per year, apportioned on a time basis for Directors who assume or leave office during the year. This amount is supplemented by a variable fee linked to actual attendance by Directors:

•	Per Board meeting: € 5,000 per Director for French tax residents, rising to €7,000 per Director for non-French tax residents;

•	Per Audit Committee meeting: €10,000 for the chairman (a non-French tax resident), and €7,500 per Director;

•

Per Compensation, Appointments and Governance Committee meeting: €7,500 for the chairman (a French tax resident), €5,000 per Director for French tax residents, and €7,500 per Director for non-French tax residents.

The total amount of attendance fees for 2007 was set at €947,750 at a meeting of the Board of Directors held on February 11, 2008.

Jean-Marc Bruel, Jürgen Dormann, Jean-René Fourtou and Igor Landau are covered by the GRCD top-up pension plan instituted in 1977 for senior executives of Rhône-Poulenc. This plan was amended in 1994, 1996, 1999 and 2003, and currently applies to 31 active or retired executives. It is a defined-benefit plan, which aims to provide a replacement income of 60%-65% of salary, depending on length of service and the age at which the benefit is claimed. The benefit takes the form of a life annuity, indexed to the average revaluation of the basic French Social Security annuity and to trends in the INSEE retail price index.

The total amount recognized in 2007 in respect of obligations under corporate pension plans for corporate officers (Board members and CEO) with current or past executive responsibilities at sanofi-aventis (or at companies whose obligations have been assumed by sanofi-aventis) and for members of our Executive Committee and of our Management Committee in post in 2007 was €13.4 million. The total amount recognized in 2007 included €8.2 million for the members of the Management Committee, (of which €3.2 million for members of the Executive Committee), and €5.2 million for corporate officers (excluding Gérard Le Fur, who is also member of the Executive Committee and of the Management Committee) with current or past executive responsibilities at sanofi-aventis (or companies whose obligations have been assumed by sanofi-aventis).

Compensation of senior management

In 2007, the total gross compensation before social charges paid to or accrued for the members of our Management Committee in post in 2007, including Gérard Le Fur, amounted to €18 million, including €6.5 million for the members of the Executive Committee. The fixed compensation represented €11.9 million.

The compensation of members of our Management Committee and of members of our Executive Committee is based on an analysis of the practices of major global pharmaceutical companies and the opinion of the Compensation, Appointments and Governance Committee. In addition to fixed compensation, these key executives receive variable compensation, the amount of which is determined by the actual performance and growth of the business areas for which the executive is responsible. The variable compensation generally represents 50% to 100% of the fixed compensation (for further information on the variable compensation of Gérard Le Fur, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Compensation and pension arrangements for Gérard Le Fur” above).

These compensation packages may also be supplemented by the granting of stock options (for further information, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Stock Options and Warrants — Stock Options” below).

During 2007, 1,221,000 options were granted to the members of our Management Committee, including 520,000 options to the members of our Executive Committee, including those granted to Gérard Le Fur, as described above. The exercise date and other basic characteristics of such options are set out in the table “— Share Ownership — Existing Options Plans as of December 31, 2007”.

Under French law, directors may not receive options solely as compensation for service on our Board, and thus our Company may grant options only to those directors who are also our officers.

Because some of our non-executive directors were formerly officers or executive officers of our Company or its predecessor companies, some of our non-executive directors hold sanofi-aventis stock options.

We do not have separate profit-sharing plans for key executives. As employees, they are able to participate in our voluntary and statutory profit-sharing schemes on the same terms as our other employees. These plans are described below under “— Employees and Profit-sharing.”

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

Audit Committeee

At December 31, 2007, the Audit Committee comprised:

•	Klaus Pohle, Chairman;

•	René Barbier de La Serre;

•	Jean-Marc Bruel; and

•	Gérard Van Kemmel.

The Audit Committee is composed of four independent board members, two of whom qualify as financial experts within the terms of the Sarbanes Oxley Act. See “Item 16A. Audit Committee Financial Expert.”

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

During 2007, the Audit Committee met seven times.

Compensation, Appointments and Governance Committee

At December 31, 2007, this Committee was composed of:

•	René Barbier de La Serre, Chairman;

•	Thierry Desmarest;

•	Jürgen Dormann;

•	Jean-René Fourtou; and

•	Lindsay Owen-Jones.

The Compensation, Appointments and Governance Committee is composed of five board members, three of whom are independent.

The roles of the Compensation, Appointments and Governance Committee are:

•

issuing recommendations and proposals concerning the compensation, pension and welfare benefits of corporate officers, allocation of stock subscription options for the subscription or stock purchase options, establishing rules for determining the variable portion of the compensation of corporate officers;

•	formulating general policy on the granting of stock options;

•	reviewing the system for allocating attendance fees between Directors;

•	assisting the Board in the selection of new Directors;

•	advising on the future composition of management bodies;

•	advising the Chief Executive Officer on the selection of senior executives and their compensation;

•	establishing the structures and procedures needed to ensure that good governance practices are applied within the Group; and

•	implementing the procedure for evaluating the performance of the Board of Directors.

The Compensation, Appointments and Governance Committee met three times in 2007.

Strategy Committee

The Board of Directors’ meeting of February 11, 2008 set up a Strategy Committee composed of:

•	Jean-François Dehecq, Chairman;

•	Gérard Le Fur;

•	Thierry Desmarest;

•	Jean-René Fourtou; and

•	Lindsay Owen-Jones.

After the General Shareholders’ meeting of May 14, 2008, other members might be appointed.

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

D. Employees

Number of Employees

As of December 31, 2007, sanofi-aventis employed 99,495 people worldwide. The tables below give a breakdown of employees by geographic area and function as of December 31, 2007. Central and Eastern European countries are included in Other Europe.

Employees by geographic area

	As of December 31,
	2007	%	2006	%	2005	%
France	28,592	28.7%	28,964	28.9%	27,995	28.8%
Other Europe	26,785	27.0%	27,522	27.5%	27,102	27.9%
United States	15,921	16.0%	16,196	16.1%	16,471	16.9%
Japan	2,989	3.0%	2,928	2.9%	2,697	2.8%
Other countries	25,208	25.3%	24,679	24.6%	22,916	23.6%
Total	99,495	100%	100,289	100%	97,181	100%

Employees by function

	As of December 31,
	2007	%	2006	%	2005	%
Sales	35,115	35.3%	35,902	35.8%	35,030	36.1%
Research and Development	19,310	19.4%	18,981	18.9%	17,636	18.1%
Production	31,292	31.5%	31,735	31.7%	30,909	31.8%
Marketing and Support Functions	13,778	13.8%	13,671	13.6%	13,606	14,0%
Total	99,495	100%	100,289	100%	97,181	100%

Industrial Relations

Industrial relations within sanofi-aventis are founded on respect and dialogue. In this spirit, employee representatives and management meet frequently to exchange views, and to negotiate and sign agreements.

Throughout 2007, the forums we have established for dialogue with our employees in most of the countries where we operate were kept regularly informed about the Group’s progress.

The sanofi-aventis European Works Council, a forum for dialogue and consultation bringing together 40 representatives from the 27 European Union countries and the European Economic Area countries, met in March and October 2007 under the chairmanship of our Chief Executive Officer.

In October 2007, the Works Council welcomed its first Romanian representative, following the accession of Romania to the European Union. The Council dealt with issues relating to our strategy, results and future prospects, and was provided with an update on the Industrial Affairs Directorate and a presentation of our research and development portfolio.

The five employee representatives elected by the European Works Council sat on the sanofi-aventis Board of Directors in a consultative capacity during 2007.

In France, fresh elections were held as required by law for the Group’s French Works Council (comprising 25 members and 25 alternates, plus representatives and alternates appointed by the trade unions). The Council met in June and December 2007 under the chairmanship of our Chief Executive Officer. At these meetings, the Council was informed about our activities, financial position and employment trends.

The process of harmonizing the status of our French employees continued during 2007 with the signature of Group-level collective agreements designed to enable the same provisions to be applied to all our employees.

The principal agreements related to:

-	long-service bonuses;

-	termination benefits;

-	the French statutory profit-sharing plan;

-	the top-up healthcare and welfare benefits plan;

-	the establishment of a defined-contribution post-employment healthcare plan, enabling Group employees to pre-fund the healthcare cover they will need after retirement.

The process of harmonizing our pension plans also continued during 2007, and virtually all of our pension plans have now been harmonized.

Many other agreements within individual departments (Pharmaceutical Operations, Research & Development, Industrial Affairs, Support Functions, Vaccines) were also signed during 2007, on issues such as gender equality, the compte épargne temps plan (which enables employees to work hours of paid leave in return for additional compensation or future paid leave entitlement), and part-time working.

Negotiations are also ongoing within our departments on career and skills planning.

In many other countries, new local agreements were negotiated in 2007 with a view to finalizing the harmonization of personnel status. We also conducted negotiations associated with the reorganization plans required in a number of European countries, especially in our sales operations, in response to the effect of healthcare policies in Europe.

Profit-sharing Schemes, Employee Savings Schemes and Employee Share Ownership

Profit-sharing Schemes

All employees of our French companies belong to voluntary and statutory profit-sharing schemes. In 2007, sanofi pasteur became party to the Group-wide voluntary and statutory profit-sharing agreements.

Voluntary Scheme (Intéressement des salariés)

These are collective schemes which are optional for the employer and contingent upon performance. The aim is to give employees an interest in the growth of the business and improvements in its performance.

The amount distributed by our French companies during 2007 in respect of voluntary profit-sharing for the year ended December 31, 2006 represented an average of 4.5% of their total payroll.

In June 2005, sanofi-aventis signed a three-year Group-wide agreement, effective from the 2005 financial year, and applicable to all French companies more than 50% owned by sanofi-aventis (except for sanofi pasteur, which remained outside the agreement for 2005 and 2006). Under the agreement, payments under the Group voluntary profit-sharing scheme will be linked to growth in our adjusted net income. For a definition of “adjusted net income”, see “Item 5. Operating and Financial Review and Prospects—Sources of Revenues and Expenses—Adjusted Net Income”.

Statutory Scheme (Participation des salariés aux résultats de l’entreprise)

The scheme is a French legal obligation for companies with more than 50 employees that made a profit in the previous financial year.

The amount distributed by our French companies during 2007 in respect of the statutory scheme for the year ended December 31, 2006 represented an average of 7.6% of their total payroll.

In October 2005, sanofi-aventis signed a two-year Group-wide agreement, effective from the 2005 financial year and applicable to all French companies more than 50% owned by sanofi-aventis (except for sanofi pasteur, which retained its own agreement). A new Group-wide agreement was signed in November 2007 for an indefinite period.

Distribution formula

In order to favor lower-paid employees, the voluntary and statutory profit-sharing agreements entered into since 2005 split the benefit between those entitled as follows:

-	60% on the basis of attendance during the year; and

-	40% on the basis of annual salary, up to a limit of three times the Social Security ceiling.

Employee Savings Schemes and collective retirement savings plan

The employee savings arrangements operated by sanofi-aventis are based on a Group savings scheme (Plan Epargne Groupe) and a collective retirement savings plan (Plan Epargne pour la Retraite Collectif). These schemes reinvest the sums derived from the statutory and voluntary profit-sharing schemes (compulsory investments), and voluntary contributions by employees.

In October 2005, sanofi-aventis signed a Group-wide agreement for an indefinite period establishing a Group savings scheme open to all French companies more than 50% owned by sanofi-aventis. This scheme consists of a mutual fund invested in sanofi-aventis shares, and four diversified mutual funds invested in vehicles with a range of different risk profiles.

At the same time, a three-year Group-wide agreement was signed specifying the terms for employer’s top-up contributions supplementing the sums invested in the new Group savings scheme by employees of companies belonging to the scheme (except for the scheme for sanofi pasteur employees, which retained its own separate rules).

In March 2004, sanofi-aventis signed an agreement establishing a collective retirement savings plan under which the company makes a top-up contribution, enabling employees to build up a diversified savings portfolio to provide for their retirement. In October 2005, an amendment to this agreement extended the benefits of the scheme, on identical terms, to employees in France of Group companies formerly part of the Aventis group (except for employees of sanofi pasteur, who will be entitled to join the scheme from June 2008). In June 2007, 78% of the employees who benefited from the profit-sharing schemes opted to invest in the collective retirement savings plan. In 2007, €97.9 million and €45.6 million were invested in the Group savings scheme and the collective retirement savings plan respectively through the voluntary and statutory schemes for 2006, and through top-up contributions.

Employee Share Ownership

At the end of 2007, sanofi-aventis offered its employees in 79 countries an employee share ownership plan, “Action 2007”. Under the plan, employees could acquire shares at a 20% discount to the average quoted market price for the 20 trading days preceding the date on which the Board of Directors approved the plan (October 30, 2007).

A total of 16,779 employees, or 18.6% of those eligible for the plan, subscribed for a total of 1,531,951 shares for a total amount of €74.4 million.

At December 31, 2007, shares held by employees of sanofi-aventis and of related companies and by former employees under Group employee savings schemes amounted to 1.25% of the share capital.

E. Share Ownership

Members of the Management Committee hold shares of our Company amounting in the aggregate to less than 1% of the Company’s share capital.

At December 31, 2007, a total of 4,681,409 unexercised options to subscribe for or to purchase sanofi-aventis shares were held by the members of the Management Committee of sanofi-aventis, including 855,000 by Gérard Le Fur. The terms of these options are summarized in the tables below.

On December 13, 2007, under the 2007 plan, Gérard Le Fur was granted 200,000 options to subscribe for shares exercisable at a price of €62.33 per share from December 14, 2011 until December 13, 2017.

During 2007, the members of the Management Committee of sanofi-aventis exercised 141,340 options to purchase or to subscribe for shares.

On December 13, 2007, under the 2007 plan, Jean-François Dehecq was granted 125,000 options to subscribe for shares exercisable at a price of €62.33 per share from December 14, 2011 until December 13, 2017.

Igor Landau, member of the Board of Directors, exercised:

•

On June 14, 2007, 234,782 options to subscribe 234,782 shares at a price of €34.14 per share, 117,391 options to subscribe 117,391 shares at a price of €50.04 per share, 352,173 options to subscribe 352,173 shares at a price of €51.34 per share; and

•	On December 11, 2007, 352,173 options to subscribe 352,173 shares at a price of €40.48 per share.

Existing Option Plans as of December 31, 2007

As of December 31, 2007, a total of 88,275,695 options were outstanding, including 80,037,951 options to subscribe for and 8,237,744 options to purchase sanofi-aventis shares. Out of this total, 50,643,150 were immediately exercisable, including 42,405,406 options to subscribe for shares and 8,237,744 options to purchase shares.

Share Purchase Option Plans

Origin	Date of shareholder authorization	Date of Board grant	Number of options initially granted	- to corporate officers(1)	- to the 10 employees granted the most options(2)	Start date of vesting period	Expiration date	Purchase price (in €)	Number exercised by 12/31/2007	Number canceled in 2007	Number outstanding
Synthélabo	6/28/1990	12/15/1993	364,000	130,000	104,000	12/15/1998	12/15/2013	6.36	350,800	0	8,000
Synthélabo	6/28/1990	10/18/1994	330,200	0	200,200	10/18/1999	10/18/2014	6.01	313,100	0	17,100
Synthélabo	6/28/1990	1/12/1996	208,000	0	52,000	1/12/2001	1/12/2016	8.56	185,830	0	22,170
Synthélabo	6/28/1990	4/05/1996	228,800	0	67,600	4/05/2001	4/05/2016	10.85	188,100	0	40,700
Synthélabo	6/28/1990	10/14/1997	262,080	0	165,360	10/14/2002	10/14/2017	19.73	211,906	0	44,974
Synthélabo	6/28/1990	6/25/1998	296,400	148,200	117,000	6/26/2003	6/25/2018	28.38	263,680	0	32,720
Synthélabo	6/23/1998	3/30/1999	716,040	0	176,800	3/31/2004	3/30/2019	38.08	373,470	0	336,850
Sanofi-Synthélabo	5/18/1999	5/24/2000	4,292,000	310,000	325,000	5/25/2004	5/24/2010	43.25	2,305,001	2,000	1,871,699
Sanofi-Synthélabo	5/18/1999	5/10/2001	2,936,500	145,000	286,000	5/11/2005	5/10/2011	64.50	275,061	2,000	2,585,439
Sanofi-Synthélabo	5/18/1999	5/22/2002	3,111,850	145,000	268,000	5/23/2006	5/22/2012	69.94	61,000	12,600	2,955,850

(1)	Including the Chairman and CEO, the CEO or the Senior Executive Vice President, holding office as of the date of grant.
(2)	Employed as of the date of grant.

Aventis Inc. and Hoechst GmbH Share Purchase Option Plans

The 1997 share purchase option plan granted by Aventis Inc. expired on February 20, 2007. 16,997 outstanding options were cancelled upon expiration of the plan. The original grant was 1,024,346 options of which 972,917 were exercised over the life of the plan.

A total of 322,242 Hoechst GmbH options to purchase shares remained outstanding on December 31, 2007.

Share Subscription Option Plans

Origin	Date of shareholder authorization	Date of grant	Number of options initially granted	- to corporate officers(1)	- to the 10 employees granted the most options(2)	Start date of vesting period	Expiration date	Subscription price (in €)	Number exercised by 12/31/2007	Number canceled in 2007	Number outstanding
Aventis	4/23/1997	12/16/1997	4,193,217	340,435	369,000	1/06/2001	12/16/2007	32.15	3,655,345	52,643	0
Aventis	4/23/1997	12/15/1998	6,372,000	704,348	664,215	1/06/2002	12/15/2008	34.14	4,723,999	276	853,148
Aventis	5/26/1999	12/15/1999	5,910,658	586,957	463,485	1/06/2003	12/15/2009	50.04	2,719,800	185	2,659,272
Aventis	5/26/1999	5/11/2000	877,766	0	86,430	5/11/2003	5/11/2010	49.65	529,689	0	261,349
Aventis	5/24/2000	11/14/2000	13,966,871	1,526,087	1,435,000	11/15/2003	11/14/2010	67.93	1,272,007	56,534	10,533,451
Aventis	5/24/2000	3/29/2001	612,196	0	206,000	3/30/2004	3/29/2011	68.94	28,476	0	551,451
Aventis	5/24/2000	11/07/2001	13,374,051	1,068,261	875,200	11/08/2004	11/07/2011	71.39	880,241	159,789	9,976,556
Aventis	5/24/2000	3/06/2002	1,173,913	1,173,913	0	3/07/2005	3/06/2012	69.82	0	0	1,173,906
Aventis	5/14/2002	11/12/2002	11,775,414	352,174	741,100	11/13/2005	11/12/2012	51.34	4,535,770	1,997	5,592,215
Aventis	5/14/2002	12/02/2003	12,012,414	352,174	715,000	12/03/2006	12/02/2013	40.48	3,606,405	15,494	6,861,088
Sanofi-Synthélabo	5/18/1999	12/10/2003	4,217,700	240,000	393,000	12/11/2007	12/10/2013	55.74	164,080	18,350	3,942,970
Sanofi-aventis	5/31/2005	5/31/2005	15,228,505	400,000	550,000	6/01/2009	5/31/2015	70.38	6,500	206,055	14,108,660
Sanofi-aventis	5/31/2005	12/14/2006	11,772,050	450,000	585,000	12/15/2010	12/14/2016	66.91	0	237,140	11,534,910
Sanofi-aventis	5/31/2007	12/13/2007	11,988,975	325,000	625,000	12/14/2010	12/13/2017	62.33	0	0	11,988,975

(1)	Including the Chairman and CEO, the CEO, the Senior Executive Vice President or members of the Management Board (for ex-Aventis plans), holding office as of the date of grant.
(2)	Employed as of the date of grant.

The main characteristics of our stock options are also described in Note D.15.8 to our consolidated financial statements, included in Item 18 of this annual report.

Shares Owned by Members of the Board of Directors

As of December 31, 2007, members of our Board of Directors held in the aggregate 488,351 shares, or under 1% of the share capital and of the voting rights, excluding the beneficial ownership of 173,479,013 shares held by Total as of such date which may be attributed to Thierry Desmarest (who disclaims beneficial ownership of such shares) and excluding the beneficial ownership of 118,227,307 shares held by L’Oréal as of such date which may be attributed to Lindsay Owen-Jones (who disclaims beneficial ownership of such shares).

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The table below shows the ownership of our shares as of January 31, 2008, indicating the beneficial owners of our shares. To the best of our knowledge and on the basis of the notifications received as disclosed below, except as described below no shareholder holds more than 5% of our share capital or voting rights.

	Outstanding Shares		Actual Voting Rights (2)		Published Voting Rights (3)
	Number	%	Number	%	Number	%
Total	172,717,013	12.64	314,211,840	19.55	314,211,840	19.06
L’Oréal	118,227,307	8.65	236,454,614	14.72	236,454,614	14.34
Treasury shares	41,877,730	3.07	—	—	41,877,730	2.54
- of which held directly by sanofi-aventis	41,464,976	3.04	—	—	—	—
Employees (1)	16,934,747	1.24	31,860,348	1.98	31,860,348	1.93
Public	1,016,312,541	74.40	1,024,313,543	63.75	1,024,313,543	62.13

Total	1,366,069,338	100.00	1,606,840,345	100.00	1,648,718,075	100.00

(1)	Shares held via the sanofi-aventis Group employee savings plan.
(2)	Based on the total number of voting rights as of January 31, 2008.
(3)

Based on the total number of voting rights as of January 31, 2008 as published in accordance with article 223-11 and seq. of the General Regulations of the Autorité des Marchés Financiers (i.e., calculated before suspension of the voting rights of treasury shares).

On the basis of internal information, we estimate that we have approximately 670,000 individual shareholders.

Our statuts (bylaws) provide for double voting rights for shares held in registered form for at least two years. For more information relating to our shares, see “Item 10. Additional Information — B. Memorandum and Articles of Association.”

Total and L’Oréal are the only two entities known to hold more than 5% of the outstanding sanofi-aventis ordinary shares. As described below, these entities reduced their holdings in 2007 after no significant changes in 2006 or 2005.

In accordance with our statuts, shareholders are required to notify our Company once they have acquired more than 1% of our share capital or our voting rights and each time they cross an incremental 1% threshold (see “Item 10. Additional Information — B. Memorandum and Articles of Association — Requirements for Holdings Exceeding Certain Percentages”).

For the year ended December 31, 2007, we were informed that the following share ownership declaration thresholds had been passed:

•	Franklin Resources Inc. and its group disclosed that they held 2.44% of our share capital and 2% of our voting rights on behalf of their clients (notification dated February 23, 2007);

•

Crédit Agricole Asset Management disclosed that it had passed successively above and below the threshold stipulated in our statuts of 2% of our share capital and held in its Fonds Communs de Placement (mutual funds) an interest of 1.97% (notification dated August 8, 2007);

•

L’Oréal disclosed that it had passed below the following notification thresholds: the legal thresholds of 10% of our share capital and 15% of our voting rights, and the threshold stipulated in our statuts of 10% and 9% of our share capital and 17%, 16% and 15% of our voting rights. This declaration (dated November 21, 2007) also stated that following the disposal of 24,813,895 shares, L’Oréal held 8.68% of our share capital and 14.61% of our voting rights;

•

Total disclosed that, following the sale of shares, it had passed below the threshold stipulated in our statuts of 13% of our share capital and held 12.99% of our share capital and 19.09% of our voting rights (notification dated November 16, 2007);

•

Total disclosed that, following the sale of shares, it had passed below the threshold stipulated in our statuts of 19% of our voting rights and held 12.88% of our share capital and 18.99% of our voting rights (notification dated December 6, 2007); and

•

Total disclosed that, following the decrease of the number of our voting rights, it had passed above the threshold stipulated in our statuts of 19% of our voting rights and held 12.73% of our share capital and 19.15% of our voting rights (notification dated December 31, 2007).

Since January 1, 2008 we have been informed that the following share ownership declaration thresholds have been passed:

•

Natixis Asset Management disclosed that the Fonds Communs de Placemen d’Entreprise Actions sanofi-aventis (a mutual fund) which it manages had passed below the threshold stipulated in our statuts of 1% of our share capital and held an interest of 0.99% (notification dated January 22, 2008); and

•

Crédit Agricole Asset Management disclosed that, following the acquisition of shares, through its Fonds Communs de Placement (mutual funds) it had passed above the threshold stipulated in our statuts of 2% of our share capital (notification dated January 25, 2008).

Based on a survey conducted by Euroclear France as of November 11, 2007, excluding shares owned by sanofi-aventis and its subsidiaries, we estimate that:

•

French shareholders owned approximately 48% of our share capital and foreign shareholders owned approximately 52% of our share capital. We estimate that U.S. institutional and retail holders collectively hold approximately 31% of our share capital (see details below), including 42 registered holders;

•

Institutional shareholders (not including Total and L’Oréal) owned approximately 66% of our share capital, primarily institutional investors from the United States (approximately 28%), France (approximately 16%) and the United Kingdom (approximately 8%); and

•	Retail shareholding represented around 9% of our share capital, approximately two thirds being French and one third being American.

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

During 2007 and through the date of this annual report, we have not been involved in, and we do not currently anticipate becoming involved in, any transactions with related parties that are material to us or to any of our related parties and that are unusual in their nature or conditions. We have not made any outstanding loans to or for the benefit of:

•	enterprises that, directly or indirectly, control or are controlled by, or are under common control with us;

•	enterprises or associates in which we have significant influence or that have significant influence over us;

•	shareholders beneficially owning a 10.0% or greater interest in our voting power;

•	any member of our Management Committee or Board of Directors or close members of such individuals’ families; or

•	enterprises in which persons described above own, directly or indirectly, a substantial interest in the voting power or over which persons described above are able to exert significant influence.

C. Interests of Experts and Counsel

N/A

Item 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information

Our consolidated financial statements as of and for the years ending December, 31 2007, 2006 and 2005 are included in this annual report at “Item 18. Financial Statements.”

Dividends on Ordinary Shares

We paid annual dividends for the years ended December 31, 2004, 2005 and 2006 and our shareholders will be asked to approve the payment of an annual dividend in the amount of €2.07 per share for the 2007 fiscal year at our next annual shareholders’ meeting. If approved, this dividend will be paid on May 21, 2008. JPMorgan Chase Bank will make distributions to ADS holders after this date. Because we pay dividends in euro, exchange rate fluctuations will affect U.S. dollar amounts received by ADS holders.

We expect that we will continue to pay regular dividends based on our adjusted earnings per share. For information on the non-GAAP financial measure, “adjusted earnings per share”, see “Item 5. Operating and Financial Review and Prospects — Sources of Revenues and Expenses — Adjusted Net Income.”

The following table sets forth information with respect to the dividends paid by our Company in respect of the 2003, 2004, 2005 and 2006 fiscal years and the dividend that will be proposed for approval by our shareholders in regards to the year ended in 2007 at our May 14, 2008 shareholders’ meeting.

	2007(1)	2006	2005	2004	2003
Net Dividend per Share (in €)	2.07	1.75	1.52	1.20	1.02
Net Dividend per Share (in $)	3.02	2.31	1.80	1.62	1.28

(1)	Proposal, subject to shareholder approval.
(2)	Dollar amounts are calculated using year-end and Noon Buying Rates, and do not represent actual amounts received. Each ADS represents one half of one share.

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

Annual Payments on Participating Share Series A (“PSSA”)

The table below sets forth, for the years indicated, the amount of dividends paid per PSSA; see “Item 9. The Offer and Listing” for further detail). In the United States, the PSSAs exist in the form of American Depositary Shares issued by The Bank of New York, as depositary, each representing one-quarter of a PSSA (“PSSA-ADSs”). The PSSAs are generally entitled to receive an annual payment determined according to a specific formula and subject to certain conditions.

The annual payments on the PSSAs are equal to the sum of a fixed portion (€1.14 per PPSA) and a variable portion equal to the greater of 704% of the dividend per ordinary share or 150% of an amount calculated pursuant to a formula which takes into account changes in consolidated sales and consolidated net income.

Such amounts have been translated in each case into dollars and adjusted for the one-to-four ratio of PSSAs to PSSA-ADSs. Annual payments paid to holders of PSSA-ADSs will generally be exempt from French withholding tax.

In 2007, the annual payment per PSSA in respect of 2006 was €13.4695.

	2006	2005	2004	2003	2002
Annual payment per PSSA	€13.4695	€12.9929	€0	€6.0634	€5.3434
Annual payment per PSSA-ADS	$4.5877	$4.1438	$0	$1.8530	$1.5118

Information on Legal or Arbitration Proceedings

Our principal legal proceedings are described in Note D.22 to the consolidated financial statements included at Item 18 of this annual report, which we incorporate herein by reference, and are further updated below to reflect material developments through the date of this document.

We are also involved from time to time in a number of legal proceedings incidental to the normal conduct of our business, including proceedings involving product liability claims, intellectual property rights (particularly claims by generic product manufacturers seeking to limit the patent protection of sanofi-aventis products), compliance and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims and claims under warranties or indemnification arrangements relating to business divestitures.

•  Actonel® Patent Litigation

(Update to the caption “Actonel® Patent Litigation” at Note D.22.b) to our consolidated financial statements included herein at Item 18.)

On February 28, 2008 the United District Court for the District of Delaware held U.S. Patent 5,538,122 claiming the active ingredient of Actonel® to be valid and enforceable.

•  SoloSTAR® Patent Litigation

(Update to the caption “SoloSTAR® Patent Litigation” at Note D.22.b) to our consolidated financial statements included herein at Item 18.)

On February 19, 2008 the United States District Court for the District of New Jersey denied Novo Nordisk’s request for a preliminary injunction against sanofi-aventis, and refused to enjoin the making, using, selling, offering to sell and/or importation of Lantus® SoloSTAR® in the United States during the pendency of the patent litigation. Novo Nordisk has appealed.

•  Plavix® Patent Litigation

(Update to the caption “Plavix® Patent Litigation” at Note D.22.b) to our consolidated financial statements included herein at Item 18.)

The Court of Appeals hearing was held on March 3, 2008.

•  Xyzal® Tablets ANDA

Sanofi-aventis has learnt that on December 17, 2007 the FDA received an ANDA containing a paragraph IV patent certification for Xyzal®.

B. Significant Changes

In addition to the information included elsewhere in this annual report, we bring to your attention the following developments since the end of 2007.

•

On February 12, 2008, sanofi-aventis and Dyax Corp. sanofi-aventis and Dyax Corp. announced that they had entered into agreements in which sanofi-aventis has been granted an exclusive worldwide license for the development and commercialization of its fully human monoclonal antibody DX-2240, as well as a worldwide non exclusive license to Dyax’s proprietary antibody phage display technology.

Under the terms of the two agreements, Dyax could receive up to $500 million in license fees and milestone payments, in the case of full commercial success of the first 5 antibody candidates, including DX-2240 for which $25 million is due in 2008. In addition, Dyax will receive royalties on net sales on antibody candidates.

For all eligible future antibody product candidates, including DX-2240, sanofi-aventis will be responsible for the development, registration, and commercialization and will book the sales worldwide.

For certain antibody product candidates discovered by sanofi-aventis, Dyax will retain co-development and profit sharing rights, while sanofi-aventis will maintain the leadership in development, marketing and the consolidation of sales.

DX-2240 is a fully human monoclonal antibody that targets the Tie-1 receptor on tumor blood vessels and has therapeutic potential in numerous oncology indications. Moreover, Dyax’s state-of-the-art antibody, peptide, and protein proprietary phage display libraries will give sanofi-aventis the opportunity to identify novel, high quality antibody products candidates with the potential to be moved rapidly into development.

•

On February 13, 2008, sanofi pasteur announced that it had filed a centralized marketing authorization application, in Europe, for the first influenza vaccine delivered by an innovative intradermal microinjection system. This file has been accepted for review by the European Medicines Agency (EMEA).

•

On February 19, 2008, sanofi-aventis and UCB announced that the FDA had approved a New Drug Application (NDA) for Xyzal® (levocetirizine dihydrochloride) 0.5 mg/mL oral solution, a prescription antihistamine indicated for the relief of symptoms associated with indoor and outdoor allergies, as well as the treatment of chronic idiopathic urticaria. Xyzal® tablets received FDA approval on May 25, 2007 and both formulations are now approved for use in adults and children 6 years and older.

Item 9. The Offer and Listing

A. Offer and Listing Details

We have one class of shares. Each American Depositary Share, or ADS, represents one-half of one share. The ADSs are evidenced by American Depositary Receipts, or ADRs, which are issued by JPMorgan Chase Bank.

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

	Euronext Paris		NYSE
Calendar period	High	Low	High	Low
	(price per share in €)		(price per ADS in $)
Monthly
February 2008	55.30	48.58	40.32	36.87
January 2008	66.90	53.66	49.04	39.64
December 2007	65.93	62.47	48.30	44.86
November 2007	65.14	58.62	47.87	42.98
October 2007	64.19	58.09	44.90	41.54
September 2007	62.49	59.02	43.56	40.73
2007
First quarter	71.80	62.50	46.60	41.37
Second quarter	71.95	59.65	48.30	39.97
Third quarter	63.19	56.20	43.56	37.90
Fourth quarter	65.93	58.09	48.30	41.54
Full Year	71.95	56.20	48.30	37.90
2006
First quarter	79.85	69.50	48.32	41.91
Second quarter	79.10	69.80	49.25	44.21
Third quarter	79.25	66.90	50.05	42.43
Fourth quarter	70.90	64.85	46.60	41.65
Full Year	79.85	64.85	50.05	41.65
2005
First quarter	66.50	56.40	43.34	36.60
Second quarter	74.10	64.55	45.87	40.42
Third quarter	72.70	64.90	44.49	39.80
Fourth quarter	76.70	64.70	45.33	39.23
Full Year	76.70	56.40	45.87	36.60
2004
Full Year	63.25	49.42	40.48	29.22
2003
Full Year	60.00	41.50	37.92	22.53
2002
Full Year (NYSE beginning on July 1)	84.30	49.78	32.80	24.90

B. Plan and Distribution

N/A

C. Markets

Shares and ADSs

Our shares are listed on the Euronext Paris Market (Compartment A) under the symbol “SAN” and our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “SNY”. At the date of this annual report, our shares are included in a large number of indices including the “CAC 40 Index,” the principal French index published by Euronext Paris. This index contains 40 stocks selected among the top 100 companies based on free-float capitalization and the most active stocks listed on the Euronext Paris Market. The CAC 40 Index indicates trends on the French stock market as a whole and is one of the most widely followed stock price indices in France. Our shares are also included in the S&P Global 100 Index, the Dow Jones EuroSTOXX 50 and the MSCI Pan-Euro Index.

The Euronext Paris Market

In February 2005, Euronext Paris overhauled its listing structure by implementing the Eurolist Market, a new single regulated market, which replaced the regulated cash markets formerly operated by Euronext Paris, i.e., the Bourse de Paris (which comprised the Premier Marché and the Second Marché) and the Nouveau Marché. As part of this process, Euronext Paris transferred on February 21, 2005 all shares and bonds listed on the Premier Marché, Second Marché and Nouveau Marché to the Eurolist Market.

Since February 21, 2005, all securities approved for admission to trading on Euronext Paris have been traded on a single market: Eurolist by Euronext, which was renamed Euronext Paris Market on November 28, 2007. The Euronext Paris Market is a regulated market operated and managed by Euronext Paris, a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. The Euronext Paris Market is divided into three capitalization compartments: “A” for capitalizations over €1 billion, “B” for capitalizations between €1 billion and €150 million, and “C” for capitalizations less than €150 million.

Trading on the Euronext Paris Market

Securities admitted to trading on the Euronext Paris Market are officially traded through authorized financial institutions that are members of Euronext Paris. Euronext Paris places securities admitted to trading on the Euronext Paris Market in one of two categories (continuous (“continu”) or fixing), depending on whether they belong to certain indices or compartments and/or on their trading volume. Our shares trade in the category known as continu, which includes the most actively traded securities. Shares are traded on each trading day from 9:00 a.m. to 5:30 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:30 p.m. to 5:35 p.m. (during which pre-opening and post-closing sessions trades are recorded but not executed until the opening auction at 9:00 a.m. and the closing auction at 5:35 p.m., respectively). In addition, from 5:35 p.m. to 5:40 p.m., trading can take place at the closing auction price. Trading in a share belonging to the continu category after 5:40 p.m. until the beginning of the pre-opening session of the following trading day may take place at a price that must be within the closing auction price plus or minus 1%.

Euronext Paris may temporarily interrupt trading in a security admitted to trading on the Euronext Paris Market if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation from a reference price. With respect to shares belonging to the continu category, once trading has commenced, volatility interruptions for a reservation period of 2 minutes (subject to extension by Euronext Paris) are possible if the price varies either by more than 5% from a reference price (e.g., opening auction price) or by more than 2% (with respect to CAC 40 issuers) from the last trade on such securities. Euronext Paris may also suspend trading of a security admitted to trading on the Euronext Paris Market in certain circumstances including the occurrence of unusual trading activity in a security. In addition, in exceptional cases, including, for example, upon announcement of a takeover bid, the French market regulator (Autorité des marchés financiers or “AMF”) may also require Euronext Paris to suspend trading.

Trades of securities admitted to trading on the Euronext Paris Market are settled on a cash basis on the third day following the trade. For certain securities, market intermediaries are also permitted to offer investors the opportunity to place orders through a deferred settlement service (Ordres Stipulés à Règlement-Livraison Différés — OSRD) for a fee. The deferred settlement service is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors can elect on or before the determination date (jour de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. At the date of this annual report, our shares are currently eligible for the deferred settlement service.

Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been recorded in the purchaser’s account. Under French securities regulations, if the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid.

Prior to any transfer of securities listed on the Euronext Paris Market held in registered form, the securities must be converted into bearer form and accordingly recorded in an account maintained by an accredited intermediary with Euroclear France S.A., a registered central security depositary. Transactions in securities are initiated by the owner giving the instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Euronext Paris Market are cleared through LCH.Clearnet and settled through Euroclear France using a continuous net settlement system. A fee or commission is payable to the accredited intermediary or other agent involved in the transaction.

Participating Shares Series A

Further to a public offer to exchange ordinary shares for PSSAs in 1993, a tender offer to purchase for cash all of the outstanding PSSA-ADSs in 1995 and repurchases in private transactions since that date, there are only 3,296 PSSAs outstanding as of December 31, 2007, of which substantially all were represented by PSSA-ADSs. In view of the small number of PSSAs that remain outstanding, at some time in the future, sanofi-aventis intends to terminate the Deposit Agreement for the PSSA-ADSs and apply to the U.S. Securities and Exchange Commission to terminate registration of the PSSAs and the PSSA-ADSs under the Securities Exchange Act of 1934, as amended.

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

Article 3 of our statuts specifies that the Company’s corporate purposes, in France and abroad, are:

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

•

Participating, within the Group policy framework, in financing transactions and, in compliance with applicable legal provisions, whether in the capacity of leader or not, either in the form of centralizing accounts or centralized management of foreign exchange risks, intragroup settlements (netting), or in any form authorized by applicable legislation.

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

In addition, such termination package, except any non-compete indemnity and certain pension benefits: (i) must be authorized by our shareholders by adopting a separate General Shareholders Meeting resolution for each such beneficiary, which has to be renewed at each renewal of such beneficiary’s mandate, and (ii) cannot be paid to such beneficiary unless the Board of Directors decides that such beneficiary has satisfied certain conditions, linked to such beneficiary’s performances measured by our Company’s performances, that must have been defined by the Board of Directors when granting such package, and such decision is made publicly available.

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

Share Capital

As of December 31, 2007, our share capital amounted to €2,731,833,288, divided into 1,365,916,644 outstanding shares with a par value of €2 per share. All of our outstanding shares are of the same class and are fully paid. Of these shares, we or entities controlled by us held 37,725,706 shares (or 2.76% of our outstanding share capital), as treasury shares as of such date. As of December 31, 2007, the book value of such shares was € 2,275 million.

At an extraordinary general meeting held on May 31, 2007, our shareholders authorized our Board of Directors to increase our share capital, through the issuance of shares or other securities giving access to the share capital with or without preferential subscription rights, by an aggregate maximum nominal amount of €1.6 billion. See “Changes in Share Capital — Increases in Share Capital”, below.

The maximum total amount of authorized but unissued shares as of December 31, 2007 was 866.5 million, reflecting the unused part of the May 31, 2007 shareholder authorization and outstanding options to subscribe for shares.

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

Stock Option Plans

Our ordinary and extraordinary shareholders’ meeting of May 31, 2007 authorized our Board of Directors for 26 months to grant options to subscribe for shares and options to purchase shares to members of our salaried staff and/or corporate officers as well as to members of salaried staff and/or corporate officers of companies or economic interest groups related to our Company under the conditions referred to in Article L.225-180 of the French Commercial Code.

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

Pursuant to this authorization, the Board of Directors granted 11,988,975 options to subscribe for shares at the meeting of December 13, 2007.

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Stock Options” for a description of our option plans currently in force.

Changes in Share Capital in 2007

See Note D.15.1 to our consolidated financial statements included at Item 18 of this annual report.

Voting Rights

In general, each shareholder is entitled to one vote per share at any general shareholders’ meeting. However, our statuts provide that any fully paid-up shares that have been held in registered form under the name of the same shareholder for at least two years acquire double voting rights. As of December 31, 2007, there were 282,066,138 shares that were entitled to double voting rights, representing 20.65% of our total share capital, approximately 35.03% of our voting rights held by holders other than us and our subsidiaries, and 34.23% of the total voting rights of sanofi-aventis.

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

Shareholders’ Agreement

We are not aware of any shareholder’s agreement currently in force concerning our shares.

Shareholders’ Meetings

General

In accordance with the French Commercial Code, there are three types of shareholders’ meetings: ordinary, extraordinary and special.

Ordinary general meetings of shareholders are required for matters such as:

•	electing, replacing and removing directors;

•	appointing independent auditors;

•	approving the annual financial statements;

•	declaring dividends or authorizing dividends to be paid in shares, provided the statuts contain a provision to that effect; and

•	approval of share repurchase programs.

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

•	one or several shareholders holding at least 5% of our share capital;

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our Company;

•	the works council in cases of urgency; or

•	any interested party in cases of urgency.

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

In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda. As an exception to this rule, shareholders may take action with respect to the dismissal of directors even though this action has not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors, for recommendation to the shareholders, as from the publication of the preliminary notice in the BALO and until 25 days prior to the general meeting or, alternatively within 20 days following the publication of the preliminary notice in the BALO if such preliminary notice was published more than 45 days prior to the general meeting:

•	one or several shareholders together holding a specified percentage of shares;

•	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights; or

•	the works council.

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

Votes Required for Shareholder Action

A simple majority of shareholders may pass a resolution at either an ordinary general meeting or an extraordinary general meeting where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium. At any other extraordinary general shareholders meeting and at any special meeting of holders of a specific category of shares, a two-thirds majority of the shareholder votes cast is required.

Abstention from voting by those present or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

Changes to Shareholders’ Rights

Under French law, a two-thirds majority vote at the extraordinary shareholders’ meeting is required to change our statuts, which set out the rights attaching to our shares.

The rights of a class of shareholders can be amended only after a special meeting of the class of shareholders affected has taken place. The voting requirements applicable to this type of special meeting are the same as those applicable to an extraordinary general shareholders meeting. The quorum requirements for a special meeting are one third of the voting shares, or 20% upon resumption of an adjourned meeting.

A unanimous shareholder vote is required to increase the liabilities of shareholders.

Financial Statements and Other Communications with Shareholders

In connection with any shareholders’ meeting, we must provide a set of documents including our annual report and a summary of the financial results of the five previous fiscal years to any shareholder who so requests.

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

Legal Reserve

The French Commercial Code requires us to allocate 5% of our unconsolidated statutory net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate par value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. At December 31, 2007, our legal reserve was €282,280,863 representing 10.33% of the aggregate par value of our issued and outstanding share capital as of that date. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

Approval of Dividends

According to the French Commercial Code, our Board of Directors may propose a dividend for approval by the annual general meeting of shareholders. If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by our independent auditors, our Board of Directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. Our Board of Directors exercises this authority subject to French law and regulations and may do so without obtaining shareholder approval.

Distribution of Dividends

Dividends are distributed to shareholders pro rata according to their respective holdings of shares. In the case of interim dividends, distributions are made to shareholders on the date of our Board of Directors’ meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general shareholders meeting or by our Board of Directors in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.

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

Changes in Share Capital

Increases in Share Capital

As provided by the French Commercial Code, our share capital may be increased only with the shareholders’ approval at an extraordinary general shareholders meeting following the recommendation of our Board of Directors. Increases in our share capital may be effected by:

•	issuing additional shares;

•	increasing the par value of existing shares;

•	creating a new class of equity securities; or

•	exercise of rights attached to securities giving access to the share capital.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	in consideration for cash;

•	in consideration for assets contributed in kind;

•	through an exchange offer;

•	by conversion of previously issued debt securities;

•	by capitalization of profits, reserves or share premium; or

•	subject to various conditions, in satisfaction of debt incurred by our Company.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premium require the approval of an extraordinary general shareholders meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the par value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premium. All other capital increases require the approval of an extraordinary general shareholders meeting acting under the regular quorum and majority requirements for such meetings. See “— Quorum” and “— Votes Required for Shareholder Action” above.

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

On May 31, 2007, our shareholders approved different resolutions delegating to the Board of Directors the authority to increase our share capital through the issuance of shares or securities giving access to the share capital, subject to an overall cap set at €1.6 billion. This cap applies to all the resolutions whereby the extraordinary shareholders’ meeting delegated to the Board of Directors the authority to increase the share capital, it being also specified that:

-	the maximum aggregate par value amount of capital increases that may be carried out with preferential subscription rights maintained was set at €1.4 billion;

-	the maximum aggregate par value amount of capital increases that may be carried out without preferential subscription rights was set at €800 million;

-	the maximum aggregate par value amount of capital increases that may be carried out by capitalization of share premium, reserves, profits or other items was set at €500 million; and

-	capital increases resulting in the issuance of securities to employees, early retirees or retirees under our employee savings plans are limited to 2% of the share capital as computed on the date of the Board’s decision, and such issuances may be made at a discount of 20% (or 30% if certain French law restrictions on resales were to apply);

On May 31, 2007, our shareholders also approved resolutions delegating to the Board of Directors the authority to increase the share capital by granting options or free shares to our employees and/or corporate officers, subject to the overall cap mentioned above and under the following terms and conditions:

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

During fiscal year 2007, the Board of Directors used the authorization to grant options to purchase or to subscribe for shares described above by granting 11,988,975 options to subscribe for shares on December 13, 2007.

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

In addition, specific rules exist to permit the cancellation of treasury shares, by which the shareholders’ meeting may authorize the cancellation of up to 10% of a company’s share capital per 24-month period. On May 31, 2007, our shareholders delegated the right to our Board of Directors to reduce our share capital by canceling our own shares.

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

Requirements for Holdings Exceeding Certain Percentages

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the outstanding shares or voting rights of a listed company in France, such as our Company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company, within five trading days of the date it crosses the threshold, of the number of shares it holds and their voting rights. The individual or entity must also notify the AMF within five trading days of the date it crosses the threshold. The AMF makes the notice public.

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

In order to permit holders to give the required notice, each month, we must publish on our website and provide the AMF with a written notice setting forth the total number of our shares and voting rights (including treasury shares) whenever they vary from the figures previously published.

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

In addition, our statuts provide that any person or entity, acting alone or in concert with others, who becomes the owner of 1%, or any multiple of 1% of our share capital or our voting rights must notify us by certified mail, return receipt requested, within five trading days of the total number of shares and securities giving access to the share capital and voting rights that such person then owns. The same provisions of our statuts apply to each increase or decrease in excess of 1%. Any person or entity that fails to comply with such notification requirements, will, upon the request of one or more shareholders holding at least 5% of our share capital or of our voting rights made at the general shareholders’ meeting, be deprived of voting rights with respect to the shares in excess of the relevant threshold for all shareholders’ meetings until the end of a two-year period following the date on which such person or entity complies with the notification requirements.

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

Trading in Our Own Shares

Under French law, sanofi-aventis may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, acquire up to 10% of our issued share capital within a maximum period of 18 months, provided our shares are listed on a regulated market. Prior to acquiring our shares, we must publish a description of the share repurchase program (descriptif du programme de rachat d’actions).

We may not cancel more than 10% of our issued share capital over any 24-month period. Our repurchase of shares must not result in our Company holding, directly or through a person acting on our behalf, more than 10% of our issued share capital. We must hold any shares that we repurchase in registered form. These shares must be fully paid up. Shares repurchased by us continue to be deemed “issued” under French law but are not entitled to dividends or voting rights so long as we hold them directly or indirectly, and we may not exercise the preferential subscription rights attached to them.

The shareholders, at an extraordinary general shareholders meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

On May 31, 2007, our shareholders approved a resolution authorizing us to repurchase up to 10% of our shares over an 18-month period. Under this authorization, the purchase price for each sanofi-aventis ordinary share may not be greater than €100.00 and the maximum amount that sanofi-aventis may pay for the repurchases is €13,594,346,830. A description of this share repurchase program as adopted by the Board of Directors on May 31, 2007 (descriptif du programme de rachat d’actions) was published on April 2, 2007.

Purposes of Share Repurchase Programs

European regulation n°2273/2003, dated December 22, 2003 (which we refer to in this section as the “Regulation”), in application of European directive 2003/6/EC, dated January 28, 2003, known as the “Market Abuse Directive” (the “Directive”) relating to share repurchase programs and the stabilization of financial instruments, came into effect on October 13, 2004.

The entry into force of the Regulation has resulted in changes in the manner in which share repurchase programs are implemented. Under the Regulation, an issuer will benefit from a safe harbor for share transactions that comply with certain conditions relating in particular to the pricing, volume and timing of transactions (see below) and that are made in connection with a share repurchase program the purpose of which is:

•	to reduce the share capital through the cancellation of treasury shares; and/or

•	to meet obligations arising from debt instruments exchangeable into equity instruments and/or the implementation of employee share option programs or other employee share allocation plans.

Safe harbor transactions will by definition not be considered market abuses under the Regulation. Transactions that are carried out for other purposes than those mentioned above do not qualify for the safe harbor. However, as permitted by the Directive, which provides for the continuation of existing practices that do not constitute market manipulation and that conform with certain criteria set forth in European directive 2004/72, dated April 29, 2004, the AMF published exceptions on March 22, 2005 to permit the following existing market practices:

•	transactions pursuant to a liquidity agreement entered into with a financial services intermediary that complies with the ethical code (charte de déontologie) approved by the AMF; and

•	the purchase of shares that are subsequently used as acquisition currency in a business combination transaction.

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

Use of Share Repurchase Programs

Pursuant to the AMF rules, issuers must immediately allocate the repurchased shares to one of the purposes provided for in the Regulation and must not subsequently use the shares for a different purpose. As an exception to the foregoing, shares repurchased with a view to covering stock option plans may, if no longer needed for this purpose, be re-allocated for cancellation or sold in compliance with AMF requirements relating in particular to blackout periods. Shares repurchased in connection with one of the market practices authorized by the AMF (see above) may also be re-allocated to one of the purposes contemplated by the Regulation or sold in compliance with AMF requirements. Shares repurchased with a view to their cancellation must be cancelled within 24 months following their acquisition.

During the year ended December 31, 2007, the Company used its delegation of power to repurchase sanofi-aventis shares on the stock market. The shares repurchased during the year end December 31, 2007 were acquired with a view to cancellation. The Company repurchased 29,366,500 shares at an average cost of €61.4471 per share, i.e. an overall cost of €1,805,656,741, including €1,170,486 of transaction costs not including corporate income tax.

As of December 31, 2007, the Company directly owned 37,312,252 sanofi-aventis shares with an aggregate par value of €74,624,504 (representing around 2.73% of the share capital and with a value estimated at the share price upon purchase of €2,261,460,002).

In 2007, of the 8,940,598 shares allocated to stock purchase option plans outstanding at December 31, 2006, 581,392 shares were transferred to grantees of options, comprising:

•	433,797 shares transferred directly by sanofi-aventis;

•	147,595 shares transferred indirectly (93,959 shares held by Aventis Inc and 53,636 shares held by Hoechst GmbH).

Following these transfers, the shares owned directly or indirectly by the company were allocated as follows:

•	8,359,206 shares were allocated to outstanding stock purchase option plans comprising:

–	7,945,752 directly-owned shares, representing 0.58% of the share capital;

–	413,454 indirectly-owned shares, representing 0.03% of the share capital.

•	29,366,500 shares were allocated to cancellation.

There has been neither any reallocation, nor any cancellation of repurchased shares.

Reporting obligations

Pursuant to the AMF Regulation and the French Commercial Code, issuers trading in their own shares are subject to the following reporting obligations:

•

Issuers must report all transactions in their own shares publicly within seven trading days of the transaction in a prescribed format, unless such transactions are carried out pursuant to a liquidity agreement that complies with the ethical code approved by the AMF;

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

E. Taxation

General

The following generally summarizes the material French and U.S. federal income tax consequences to U.S. holders (as defined below) of owning and disposing of our ADSs, ordinary shares, PSSAs and PSSA-ADSs (collectively the “Securities”). This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of our Securities.

This summary does not constitute a legal opinion or tax advice. Holders are urged to consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of Securities in light of their particular circumstances, including the effect of any U.S. federal, state, local or other national tax laws.

The description of the French and U.S. federal income tax consequences set forth below is based on the laws (including, for U.S. federal income tax purposes, the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof) in force as of the date of this annual report, the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the “Treaty”), which entered into force on December 30, 1995 (as amended by any subsequent protocols), and the tax regulations issued by the French tax authorities (the “Regulations”) in force as of the date of this report. All of the foregoing is subject to change. Such changes could apply retroactively and could affect the consequences described below.

For the purposes of this discussion, a U.S. holder is a beneficial owner of Securities that is (i) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (ii) a U.S. domestic corporation or certain other entities created or organized in or under the laws of the United States or any state thereof, including the District of Colombia, or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of Securities. A non-U.S. holder is a person other than a U.S. holder.

If a partnership holds Securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. holder is a partner in a partnership that holds Securities, the holder is urged to consult its own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of Securities.

This discussion is intended only as a general summary and does not purport to be a complete analysis or listing of all potential tax effects of the acquisition, ownership or disposition of the Securities to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. The discussion applies only to investors that hold our Securities as capital assets, that have the U.S. dollar as their functional currency, that are entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty, and whose ownership of the Securities is not effectively connected to a permanent establishment or a fixed base in France. Certain holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the Securities pursuant to the exercise of employee stock options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 10% or more of our outstanding share capital, dealers in securities or currencies, persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding Securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below. Holders of Securities are advised to consult their own tax advisers with regard to the application of French tax law and U.S. federal income tax law to their particular situations, as well as any tax consequences arising under the laws of any state, local or other foreign jurisdiction.

French Taxes

New Tax Distribution Regime

Holders of Securities should be aware that the French Finance Bill for 2004 (No. 2003-1311 dated December 30, 2003) provided for the suppression of the avoir fiscal and the précompte with respect to dividends paid on or after January 1, 2005. However, non-individual shareholders were already no longer entitled to use the avoir fiscal as of January 1, 2005.

Estate and Gift Taxes and Transfer Taxes

In general, a transfer of Securities by gift or by reason of death of a U.S. holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, unless the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or the Securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

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

U.S. Taxes

Ownership of the Securities

Deposits and withdrawals by a U.S. holder of ordinary shares in exchange for ADSs, or of PSSAs in exchange for PSSA-ADSs (including in connection with the intended termination of the deposit agreement with respect to the PSSA-ADSs), will not be taxable events for U.S. federal income tax purposes. For U.S. tax purposes, holders of ADSs will be treated as owners of the ordinary shares represented by such ADSs, and holders of PSSA-ADSs will be treated as owners of the PSSAs represented by such PSSA-ADSs. Accordingly, the discussion that follows regarding the U.S. federal income tax consequences of acquiring, owning and disposing of ordinary shares and PSSAs is equally applicable to ADSs and PSSA-ADSs, respectively.

Information Reporting and Backup Withholding Tax

Distributions made to holders and proceeds paid from the sale, exchange, redemption or disposal of Securities may be subject to information reporting to the Internal Revenue Service. Such payments may be subject to backup withholding taxes unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary to establish that it is an exempt recipient. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

State and Local Taxes

In addition to U.S. federal income tax, U.S. holders of Securities may be subject to U.S. state and local taxes with respect to such Securities. Holders of Securities are advised to consult their own tax advisers with regard to the application of U.S. state and local income tax law to their particular situation.

ADSs-Ordinary Shares

French Taxes

Taxation of Dividends

Dividends received by French resident individuals are either included in their total income and subject to the progressive income tax, or they can alternatively be subject to an 18% levy at source at the option of the beneficiary.

When no option is exercised by the French resident individuals, they are only taxed on 60% of dividends received (by application of a first 40% allowance) and, in addition to a second fixed annual allowance of €3,050 for couples subject to joint taxation and €1,525 for single persons, widows, widowers or divorced persons, are entitled to a tax credit equal to 50% of all dividends received within one year (the “Tax Credit”). The Tax Credit is capped for all dividends received within one year at €230 for married couples and members of a civil union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorced or married persons subject to separate taxation.

As a result of the French Finance Bill for 2008, French resident individuals can elect to have all or part of the dividends received subject to an 18% levy at source at the irrevocable option of the shareholder exercised no later than at the time of payment if it occurs in France. If the option is exercised only for a portion of the dividends received during the year (whether they are distributed by sanofi-aventis or any other company), the remaining dividends subject to the progressive income tax lose the benefit of the aforementioned allowances and the Tax Credit. Holders of Securities are invited to contact their financial advisor to be informed of the consequences of such option on their tax situation and the terms and conditions of exercising the option and the payment of the levy at source as well as the reporting obligations related to such option when the paying agent is not located in France.

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

Dividends paid to an eligible U.S. holder are immediately subject to the reduced rate of 15%, provided that such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Dividends paid to a U.S. holder that has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 25% and then reduced at a later date to 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid. U.S. Pension Funds and Other Tax-Exempt Entities are subject to the same general filing requirements as the U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

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

U.S. Taxes

Taxation of Dividends

For U.S. federal income tax purposes, the gross amount of any distribution and Tax Credit (as defined above) paid to U.S. holders (that is, the net distribution received plus any tax withheld therefrom) will be treated as ordinary dividend income to the extent paid or deemed paid out of the current or accumulated earnings and profits of sanofi-aventis (as determined under U.S. federal income tax principles).

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder with respect to taxable years beginning before December 31, 2010, with respect to the ADSs or our ordinary shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ordinary shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe sanofi-aventis was not a PFIC for U.S. federal income tax purposes with respect to its 2007 taxable year. In addition, based on its audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate that sanofi-aventis will become a PFIC for its 2008 taxable year. Holders of ordinary shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

If you are a U.S. holder, dividend income received by you with respect to ADSs or ordinary shares generally will be treated as foreign source income for foreign tax credit purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Distributions out of earnings and profits with respect to the ADSs or ordinary shares generally will be treated as “passive category” income (or, in the case of certain U.S. holders, “general category” income) for taxable years beginning after December 31, 2006. For taxable years beginning before January 1, 2007, dividend distributions generally will be treated as “passive” (or, in the case of certain U.S. holders, “financial services”) income. Subject to certain limitations, French income tax withheld in connection with any distribution with respect to the ADSs or ordinary shares may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively, such French withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in Securities and may not be allowed in respect of certain arrangements in which a U.S. holder’s expected economic profit is insubstantial. The U.S. federal income rules governing the availability and computation of foreign tax credits are complex. U.S. holders should consult their own tax advisers concerning the implications of these rules in light of their particular circumstances.

To the extent that an amount received by a U.S. holder exceeds the allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. holder’s tax basis in its ordinary shares or ADSs and then, to the extent it exceeds the U.S. holder’s tax basis, it will constitute capital gain from a deemed sale or exchange of such ordinary shares or ADSs (see “— Tax on Sale or Other Disposition”, below). Dividends paid by sanofi-aventis will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders. If the U.S. holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates (currently a maximum of 15%) if the specified minimum holding period requirements under U.S. federal income tax law are met.

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

Tax on Sale or Other Disposition

In general, for U.S. federal income tax purposes, a U.S. holder that sells, exchanges or otherwise disposes of its ordinary shares or ADSs will recognize capital gain or loss in an amount equal to the U.S. dollar value of the difference between the amount realized for the ordinary shares or ADSs and the U.S. holder’s adjusted tax basis (determined in U.S. dollars and under U.S. federal income tax rules) in the ordinary shares or ADSs. Such gain or loss generally will be U.S. -source gain or loss, and will be treated as long-term capital gain or loss if the U.S. holder’s holding period in the ordinary shares or ADSs exceeds one year at the time of disposition. If the U.S. holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates (currently a maximum of 15%) if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Participating Shares Series “A” (PSSAs) and PSSA-ADSs

French Taxes

Taxation of Annual Payments and Any Reorganization Payment

Under French law, no French withholding tax is imposed on Annual Payments on the Participating Shares Series “A” (PSSAs). Pursuant to Article 131 quater of the French General Tax Code, the withholding tax exemption on Annual Payments is not subject to any filing requirement because the PSSAs have been offered exclusively outside France. In the event that French law should change and a French withholding tax becomes applicable to the Annual Payments, (i) sanofi-aventis or an affiliate shall be obligated, to the extent it may lawfully do so, to gross up such payments (with certain exceptions relating to the holder’s connection with France, failure to claim an exemption or failure to present timely such shares for payment) so that, after the payment of such withholding tax, the holder will receive an amount equal to the amount which the holder would have received had there been no withholding or (ii) sanofi-aventis may redeem the PSSAs.

Taxation of Redemption

In general, under the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the redemption, sale or exchange of PSSAs or PSSA-ADSs. Special rules apply to individuals who are residents of more than one country.

U.S. Taxes

Taxation of Annual Payments

For U.S. federal income tax purposes, the gross amount of the annual payments paid to U.S. holders entitled thereto will be treated as ordinary dividend income (in an amount equal to the cash or fair market value of the property received) to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends generally will be foreign-source income and generally will be treated as “passive category” (or, in the case of certain U.S. holders, “general category”) income for taxable years beginning after December 31, 2006, and generally will be treated as “passive” (or, in the case of certain U.S. holders, “financial services”) income for taxable years beginning before January 1, 2007, for foreign tax credit purposes. Dividends paid by sanofi-aventis will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a U.S. holder that is an individual with respect to taxable years beginning before December 31, 2010 with respect to the PSSAs or PSSA-ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the PSSAs or PSSA-ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes with respect to our 2007 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate that we will become a PFIC for our 2008 taxable year. Holders of PSSAs and PSSA-ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

To the extent that an amount received by a U.S. holder exceeds the allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. holder’s tax basis in its PSSAs or PSSA-ADSs (see “— Tax on Sale or Other Disposition (Including Redemption)”, below) and then, to the extent it exceeds the U.S. holder’s tax basis, it will constitute gain from a deemed sale or exchange of such PSSAs or PSSA-ADSs. The amount of any distribution paid in euros will be equal to the U.S. dollar value of the distributed euros, calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. holder of PSSAs (or by the depositary, in the case of PSSA-ADSs), regardless of whether the payment is in fact converted into U.S. dollars on such date. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any euros received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

Tax on Sale or Other Disposition (Including Redemption)

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

I. Subsidiary Information

N/A

Item 11. Quantitative and Qualitative Disclosures about Market Risk(1)

General Policy

Liquidity risk, foreign exchange risk and interest rate risk are managed centrally by our dedicated treasury team within the Group Finance Department. Where it is not possible to manage these risks centrally, in particular due to regulatory restrictions (such as foreign exchange controls) or local tax restrictions, credit facilities and/or currency lines guaranteed by the parent company are contracted by our subsidiaries locally with banks, under the supervision of the central treasury team.

Our investment and financing strategies as well as our interest rate and currency hedging strategies are reviewed monthly by the Group Finance Department.

Our policy on derivatives prohibits speculative exposure.

Counterparty Risk

Our currency and interest rate hedges, and the investment of surplus cash, are contracted with leading banks. As of December 31, 2007, no single counterparty represented more than 13% of our global currency and interest rate positions.

No bank accounted for more than 13% of our undrawn credit facilities as of December 31, 2007.

(1)

Information in this section is complementary to Note B.8.8. to our consolidated financial statements included at Item 18 of this annual report, with regards to information required by IFRS 7, and is covered by our independent registered public accounting firms report on the consolidated financial statements.

Liquidity Risk

We operate a centralized treasury platform under which all surplus cash and financing needs of our subsidiaries are invested with or funded by the parent company (where permitted by local legislation), at market conditions. The central treasury department manages the Group’s current and projected financing (debt, net of cash and cash equivalents), and ensures that the Group is able to meet its financial commitments by maintaining sufficient cash and confirmed credit facilities for the size of our operations and the maturity of our debt:

•

As of December 31, 2007, cash and cash equivalents amounted to €1,711 million. The Group had €12.6 billion of undrawn confirmed credit facilities that are not allocated to outstanding commercial paper drawdowns, of which €6.7 billion expire in 2012, €0.3 billion in 2011, €4.1 billion expire in 2009 and €1.5 billion in 2008.

•	Our credit facilities are not subject to financial covenant clauses.

Our policy is to diversify our sources of funding and optimize its cost on a recurring basis through public or private issues of debt securities, in particular under our Euro Medium Term Notes program, and by issuance of commercial paper in France and the United States. Short-term commercial paper programs (euro-denominated commercial paper and U.S. dollar-denominated commercial paper swapped into euro) are used to meet our short-term financing needs. Drawdowns under these programs are generally renewed for periods of 1 month and their total outstanding amounts as of December 31, 2007 were €0.1 billion. The commercial paper programs are backed by confirmed credit facilities (expiring in 2008 and 2009) totaling €5.7 billion, so that the Group can continue to access financing if raising funds via commercial paper is no longer possible. (For more information, see Note D.17 to the consolidated financial statements).

In case a global liquidity crisis arises, the Group could be exposed to a scarcity of its sources of funding including the above mentioned programs, or to a deterioration of their conditions. This situation could damage the capacity of the Group to refinance its debt or to issue new debts at reasonable conditions.

The Group tends to diversify its short term investments with leading banks on monetary supports which maturity is lower than 3 months. As of December 31, 2007, these short term investments were made of bank term deposits with a maturity of less than two months and Certificates of Deposit with a maturity of less than three months.

Interest Rate Risk

Our interest rate risk exposure arises from the fact that most of our debt is floating-rate (credit facilities, commercial paper and floating rate notes), denominated predominantly in euro, with reference to 3-month Euribor. To limit our risk and optimize the cost of our short-term and medium-term debt, we use interest rate swaps, cross-currency swaps, and interest rate options (purchases of caps, or combined purchases of caps and sales of floors) to alter the structure of our debt.

As of December 31, 2007, 42% of our debt, net of cash and cash equivalent was floating-rate and 58% fixed-rate before taking account of interest rate derivatives. Once derivatives are taken into account, 31% is floating-rate and 69% fixed-rate. Overall, we consider that our sensitivity to interest rate fluctuations is low:

Change in 3-month Euribor	Impact on pre-tax net income (€ million)
+100 bp	(17)
+ 25 bp	(4)
- 25 bp	4
- 100 bp	17

Foreign Exchange Risk

Operational Foreign Exchange Risk

A substantial proportion of our net sales is generated in countries where the euro, which is our reporting currency, is not the functional currency. In 2007, for example, 33.8% of our consolidated net sales were generated in the United States. Although we also incur expenses in those countries, the impact of these expenses is not enough wholly to offset the impact of exchange rates on net sales. Consequently, our operating income may be materially affected by fluctuations in the exchange rate between the euro and other currencies, primarily the U.S. dollar.

We operate a foreign exchange risk hedging policy to reduce the exposure of our operating income to exchange rate movements. This policy involves regular assessments of our worldwide foreign currency exposure, based on budget estimates of foreign-currency transactions to be carried out by the parent company and its subsidiaries. These transactions mainly comprise sales, purchases, research costs, co-marketing and co-promotion expenses, and royalties. To reduce the exposure of these transactions to exchange rate movements, we contract currency hedges using liquid financial instruments such as forward purchases and sales of currency as well as call and put options, and combinations of currency options (collars).

The table below shows operational currency hedging derivatives in place as of December 31, 2007, with the notional amount translated into euro at the relevant closing exchange rate. See also Note D.20 to the consolidated financial statements for the accounting classification of these instruments as of December 31, 2007.

Operational foreign exchange derivatives as of December 31, 2007 (1) :

(€ million)	Notional amount	Fair value
Forward currency sales	2,205	30
of which: U.S. dollar	1,288	20
Russian ruble	224	—
Japanese yen	132	4
Pound sterling	119	3
Polish zloty	62	(2)
Australian dollar	45	2
Mexican peso	43	1
Turkish lira	39	—
Korean won	33	1
Slovakian koruna	33	—

Forward currency purchases	464	—
of which: Hungarian forint	214	1
Swiss franc	54	—
U.S. dollar	48	(1)
Canadian dollar	47	—

Put options purchased	409	4
of which: U.S. dollar with K/o barriers (*)	326	3

Call options written	741	(1)
of which: U.S. dollar with K/o barriers (*)	652	(2)

Put options written	12	—

Total	3,831	33

(*)	These derivative instruments are deactivated when a certain amount of profit is reached.
(1)

As of December 31, 2006, the notional amount of forward currency sales was €1,615 million with a fair value of €7 million (including forward sales of U.S. dollars of a notional amount of €800 million with a fair value of €10 million). As of December 31, 2006, the notional amount of forward currency purchases was €351 million with a fair value of -€1 million. No forward purchases of U.S. dollars were recorded as of December 31, 2006. In addition, as of December 31, 2006, the Group portfolio included purchased put options of a notional amount of €18 million with an immaterial fair value and written call options of a notional amount of €36 million with an immaterial fair value.

As of December 31, 2007, none of these instruments had an expiry date after December 31, 2008.

These positions hedge:

•	future foreign-currency cash flows arising after the balance sheet date in relation to transactions carried out during the year ended December 31, 2007 and recognized in the balance sheet at that date. Gains and losses on derivative instruments (forward contracts) have been and will continue to be calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Due to this hedging relation, the foreign exchange profit and loss on these items (derivative instruments and underlying) will be close to zero in 2008;

•	forecast foreign-currency cash flows relating to commercial transactions to be carried out in 2008. These hedges (forward contracts and options) cover approximately 20% to 40% of the expected net cash flows for 2008 in currencies subject to budgetary hedging, with the exception of the U.S. dollar. The portfolio of derivatives relating to 2008 U.S. dollar denominated cash flows was not meaningful as of December 31, 2007 and its sensitivity to euro/dollar for a 10% movement in exchange rate would affect the 2008 foreign exchange profit and loss as follows:

Constant euro/dollar exchange rate over 2008	Foreign exchange profit and loss on U.S. dollar hedging (€ million)
Devaluation by 10% of the U.S. dollar	25.0
Stabilization at 1,4721	4.6
Revaluation by 10% of the U.S. dollar	(41.6)

Financial Foreign Exchange Risk

Some of our financing activities, such as the cash pooling arrangements for foreign subsidiaries outside the euro zone and our U.S. commercial paper issues (equivalent value: €0.1 billion as of December 31, 2007), expose certain entities, especially the sanofi-aventis parent company, to financial foreign exchange risk (i.e., the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower). The net foreign exchange exposure for each currency and entity is hedged by firm financial instruments, usually currency swaps.

The table below shows financial currency hedging instruments in place as of December 31, 2007, calculated using exchange rates prevailing as of that date.

Financial foreign exchange derivatives as of December 31, 2007 (1):

(€ million)	Notional amount	Fair value
Forward currency purchases	8,261	(179)
of which: U.S. dollar (*)	7,348	(167)
Pound sterling	442	(11)
Swiss franc	173	1
Forward currency sales	1,563	26
of which: U.S. dollar	936	20
Hungarian forint	246	(1)
Japanese yen	206	3

Total	9,824	(153)

(*)	Includes €7,246 million used to hedge U.S. dollar intragroup deposits placed with the sanofi-aventis parent company.
(1)

As of December 31, 2006, the notional amount of forward currency purchases was €5,708 million with an immaterial fair value (including forward purchases of U.S. dollars of a notional amount of €4,984 million with a fair value of €2 million). As of December 31, 2006, the notional amount of forward currency sales was €1,470 million with a fair value of €44 million (including forward sales of U.S. dollars of a notional amount of €1,032 million with a fair value of €44 million).

These swaps generate a net foreign exchange financial result corresponding to the difference between the interest rates of the hedged currency and the euro (€68.1 million profit in 2007). The change in value of short term financial assets and liabilities denominated in foreign currencies due to movements in exchange rates is compensated by the change of intrinsic value of derivative instruments.

As of December 31, 2007, none of the instruments had an expiry date after January 31, 2008.

We may also hedge some future foreign-currency investment or divestment cash flows.

Other Foreign Exchange Risks

A significant proportion of our consolidated net assets is denominated in U.S. dollars. For a breakdown of net assets see Note D.35.2 to the consolidated financial statement. As a result, any fluctuation in the U.S. dollar against the euro affects shareholders’ equity as expressed in euro. As of December 31, 2007, we had no derivative instruments in place to limit the effect of such fluctuations.

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

(b) Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a — 15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2007 based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS adopted by the European Union as of December 31, 2007.

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

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers Audit and Ernst & Young Audit, independent registered public accounting firms, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2007, which is included herein. See paragraph (c) of the present Item 15, below.

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

Item 16.

[Reserved]

A. Audit Committee Financial Expert

Our Board of Directors has determined that Gérard Van Kemmel and Klaus Pohle, independent directors serving on the Audit Committee, are financial experts. The Board of Directors determined that Mr. Van Kemmel qualifies as an independent financial expert based on his experience as a partner at an international accounting firm. The Board of Directors held on May 2, 2008 also qualified Mr. Klaus Pohle as an independent financial expert taking into account his education and professional experience in financial matters, accountancy and internal control.

B. Code of Ethics

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

C. Principal Accountants’ Fees and Services

PricewaterhouseCoopers Audit and Ernst & Young Audit served as our independent auditors, and as our French statutory auditors, for the year ended December 31, 2007 and for all other reporting periods covered by this annual report on Form 20-F. The table below shows fees paid to these firms and member firms of their networks by sanofi-aventis and other consolidated companies in the years ended December 31, 2007 and 2006:

(€ million)	Ernst & Young				PricewaterhouseCoopers
	2007		2006		2007		2006
	Amount	%	Amount	%	Amount	%	Amount	%
Audit
Audit opinion, review of statutory and consolidated financial statements(1)	12.3	99%	15.6	98%	12.7	99%	16.1	97%
- of which sanofi-aventis SA	4.2		5.0		4.2		5.0
- of which other consolidated subsidiaries	8.1		10.6		8.5		11.1

Other audit-related services(2)	0.2	1%	0.1	1%	0.1	1%	0.3	2%
- of which sanofi-aventis SA	—		—		—		—
- of which other consolidated subsidiaries	0.2		0.1		0.1		0.3
Sub-total	12.5	100%	15.7	99%	12.8	100%	16.4	99%

Non-audit services
Tax(3)	—		0.2	1%	—		0.1	1%
Other	—		—		—		—
Sub-total	—		0.2	1%	—		0.1	1%

TOTAL	12.5	100%	15.9	100%	12.8	100%	16.5	100%

(1)

Audit fees for the years ended December 31, 2007 and 2006 mainly relate to professional services rendered for the audits and reviews of the consolidated financial statements of sanofi-aventis, statutory audits of financial statements of sanofi-aventis subsidiaries and review of documents filed with the AMF and the SEC (including services normally provided by independent experts of the audit firms in connection with the audit).

(2)	Audit-related fees for the years ended December 31, 2007 and 2006 are for services that are traditionally performed by the independent accountants.
(3)	Tax fees for the year ended December 31, 2006 relate to tax compliance services for expatriate staff and other tax services unrelated to the audit of financial statements.

Audit Committee Pre-approval and Procedures

Our Audit Committee has adopted a policy and established certain procedures for the pre-approval of audit and other permitted audit-related services, and for the pre-approval of permitted non-audit services to be provided by the independent auditors. In 2007 and 2006, our Audit Committee established a budget breaking down permitted audit-related services and non-audit services, and fees to be paid. All services set out in the table above have been pre-approved by the audit committee under these procedures.

D. Exemptions from the Listing Standards for Audit Committees

N/A

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2007, sanofi-aventis made the following purchases of ordinary shares of sanofi-aventis.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Value of Shares that May Yet Be Purchased Under the Plans or Programs(1)
January 2007	0	N/A	0	0
February 2007	0	N/A	0	0
March 2007	0	N/A	0	0
April 2007	0	N/A	0	0
May 2007	0	N/A	0	0
June 2007	0	N/A	0	€500,000,000	(2)
July 2007	890,000	€61.04	890,000	€445,670,520
August 2007	5,160,000	€59.44	5,160,000	€2,693,307,968	(3)
September 2007	5,684,000	€60.57	5,684,000	€2,349,031,215
October 2007	2,582,500	€61.21	2,582,500	€2,190,952,011
November 2007	9,350,000	€61.35	9,350,000	€1,617,333,586
December 2007	5,700,000	€64.47	5,700,000	€1,249,843,226

(1)	Measured at month end.
(2)

Following adoption of a resolution at the Annual Shareholders Meeting of May 31, 2007 authorizing the Board of Directors to repurchase up to 10% of the Company’s capital subject to specified conditions and expiring after 18 months, a share repurchase program of up to €500 million and expiring with the shareholder authorization was put in place by the Company in June 2007.

(3)	On August 1, 2007 the existing share repurchase program was revised with a new limit of €3 billion.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

See pages F-1 through F-109 incorporated herein by reference.

Item 19. Exhibits

1.1	Bylaws (statuts) of sanofi-aventis (English translation)

2.1	Form of Deposit Agreement between Sanofi-Aventis and JPMorgan Chase Bank, N.A., as depositary (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 dated August 7, 2007 relating to our American Depositary Shares, SEC File No. 333-145177)

2.2	Instrument defining rights of holders of American Depositary Shares each representing one quarter of a Participating Share Series A (incorporated by reference to Item. 3 Exhibit (a) of the Registration Statement on Form F-6 (Registration No. 33-31904) dated November 21, 1989)

8.1	List of significant subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure”

12.1	Certification by Gérard Le Fur, Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Jean-Claude Leroy, Principal Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Gérard Le Fur, Chief Executive Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Jean-Claude Leroy, Principal Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Ernst & Young Audit dated March 5, 2008

23.2	Consent of PricewaterhouseCoopers Audit dated March 5, 2008

99.1	Report of the Chairman of the Board of Directors for 2007 as required by Art. 225-37 paragraph 6 of the French Commercial Code

99.2	Extract from the French annual report, section 1.2 “Corporate Governance”

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

by:	/s/ GÉRARD LE FUR
Gérard Le Fur Chief Executive Officer

Date: March 6, 2008

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The financial statements are presented in accordance with

International Financial Reporting Standards (IFRS)

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRMS

SANOFI-AVENTIS, S.A.

To the Board of Directors and Shareholders of sanofi-aventis,

We have audited the accompanying consolidated balance sheets of sanofi-aventis and its subsidiaries (together the “Group”) as of December 31, 2007, 2006 and 2005, and the related consolidated statements of income, cash flows and recognized income and expense for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2007, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the PCAOB, the effectiveness of the Group's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2008 expressed an unqualified opinion thereon.

Neuilly-sur-Seine and Paris-La Défense, March 5, 2008

PricewaterhouseCoopers Audit	Ernst & Young Audit

Catherine Pariset	Philippe Vogt	Gilles Puissochet	Jacques Pierres

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRMS

SANOFI-AVENTIS, S.A.

To the Board of Directors and Shareholders of sanofi-aventis,

We have audited sanofi-aventis’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sanofi-aventis’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) (the “PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, sanofi-aventis maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the PCAOB, the consolidated financial statements of sanofi-aventis as of December 31, 2007, 2006 and 2005 and for each of the three years in the period ended December 31, 2007 and our report dated March 5, 2008 expressed an unqualified opinion thereon.

Neuilly-sur-seine and Paris-La Défense, March 5, 2008

PricewaterhouseCoopers Audit	Ernst & Young Audit

Catherine Pariset	Philippe Vogt	Gilles Puissochet	Jacques Pierres

CONSOLIDATED BALANCE SHEETS

(€ million)	Note	December 31, 2007	December 31, 2006	December 31, 2005
ASSETS

Property, plant and equipment	D.3.	6,538	6,219	6,184
Goodwill	D.4.	27,199	28,472	30,234
Intangible assets	D.4.	19,182	23,738	30,229
Investments in associates	D.6.	2,493	2,637	2,477
Financial assets – non-current	D.7.-D.20.	1,037	1,045	1,318
Deferred tax assets	D.14.	2,912	3,492	3,382
Non-current assets		59,361	65,603	73,824

Assets held for sale	D.8.	—	—	676
Inventories	D.9.	3,729	3,659	3,430
Accounts receivable	D.10.	4,904	5,032	5,021
Other current assets	D.11.	2,126	2,208	2,434
Financial assets – current	D.12.-D.20.	83	108	311
Cash and cash equivalents	D.13.-D.17.	1,711	1,153	1,249
Current assets		12,553	12,160	13,121

TOTAL ASSETS		71,914	77,763	86,945

The accompanying notes on pages F-9 to F-109 are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(€ million)	Note	December 31, 2007	December 31, 2006	December 31, 2005
LIABILITIES & EQUITY

Equity attributable to equity holders of the company	D.15.2.	44,542	45,600	46,128
Minority interests	D.16.	177	220	189
Total equity		44,719	45,820	46,317

Long-term debt	D.17.	3,734	4,499	4,750
Provisions and other non-current liabilities	D.18.	6,857	7,920	8,250
Deferred tax liabilities	D.14.	6,935	9,246	12,208
Non-current liabilities		17,526	21,665	25,208

Liabilities related to assets held for sale	D.8.	—	—	259
Accounts payable		2,749	3,008	3,193
Other current liabilities	D.19.	4,713	4,825	5,543
Short-term debt and current portion of long-term debt	D.17.	2,207	2,445	6,425
Current liabilities		9,669	10,278	15,420

TOTAL LIABILITIES & EQUITY		71,914	77,763	86,945

The accompanying notes on pages F-9 to F-109 are an integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Net sales	D.35.1.	28,052	28,373	27,311
Other revenues		1,155	1,116	1,202
Cost of sales		(7,571)	(7,587)	(7,566)
Gross profit		21,636	21,902	20,947
Research and development expenses		(4,537)	(4,430)	(4,044)
Selling and general expenses		(7,554)	(8,020)	(8,250)
Other operating income	D.25.	522	391	261
Other operating expenses	D.26.	(307)	(116)	(124)
Amortization of intangibles		(3,654)	(3,998)	(4,037)
Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation		6,106	5,729	4,753
Restructuring costs	D.27.	(137)	(274)	(972)
Impairment of property, plant and equipment and intangibles	D.5.	(58)	(1,163)	(972)
Gains and losses on disposals, and litigation	D.28.	—	536	79
Operating income		5,911	4,828	2,888
Financial expenses	D.29.	(329)	(455)	(532)
Financial income	D.29.	190	375	287
Income before tax and associates		5,772	4,748	2,643
Income tax expense	D.30.	(687)	(800)	(477)
Share of profit/loss of associates	D.31.	597	451	427
Net income		5,682	4,399	2,593

Net income attributable to minority interests	D.32.	419	393	335
Net income attributable to equity holders of the Company		5,263	4,006	2,258

Average number of shares outstanding (million)		1,346.9	1,346.8	1,336.5
Average number of shares outstanding after dilution (million)	D.15.9.	1,353.9	1,358.8	1,346.5

- Basic earnings per share (in euros)		3.91	2.97	1.69
- Diluted earnings per share (in euros)		3.89	2.95	1.68

The accompanying notes on pages F-9 to F-109 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	Year ended December 31, 2007		Year ended December 31, 2006	Year ended December 31, 2005
Net income attributable to equity holders of the company		5,263		4,006	2,258
Minority interests, excluding BMS (1)		16		18	36
Share of undistributed earnings of associates		133		96	170
Depreciation, amortization and impairment of property, plant and equipment and intangible assets		4,664		6,113	5,951
Gains and losses on disposals of non-current assets, net of tax (2)		(64)		(558)	(125)
Net change in deferred taxes		(1,476)		(2,463)	(2,100)
Net change in provisions		(247)		284	27
Cost of employee benefits (stock options and capital increase)		134		149	231
Impact of workdown of Aventis inventories remeasured at fair value, net of tax		—		21	249
Unrealized gains and losses recognized in income		(506	)(5)	(56)	(60)
Operating cash flow before changes in working capital		7,917		7,610	6,637
(Increase)/decrease in inventories		(89)		(372)	(586)
(Increase)/decrease in accounts receivable		(60)		(241)	(738)
Increase/(decrease) in accounts payable and accrued expenses		(156)		(77)	474
Net change in other current assets, financial assets – current and other current liabilities		(506)		(316)	611

Net cash provided by operating activities (3)		7,106		6,604	6,398

Acquisitions of property, plant and equipment and intangible assets	D.3. - D.4.	(1,610)		(1,454)	(1,143)
Acquisitions of investments in consolidated undertakings, net of cash acquired	D.1.	(214)		(509)	(692)
Acquisitions of available-for-sale financial assets	D.1.	(221)		(4)	(4)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax (4)	D.2.	329		1,174	733
Net change in loans and other non-current financial assets		—		3	5

Net cash used in investing activities		(1,716)		(790)	(1,101)

Issuance of sanofi-aventis shares	D.15.	271		307	314
Dividends paid:
• to sanofi-aventis shareholders	D.15.2.	(2,364)		(2,042)	(1,604)
• to minority shareholders, excluding BMS (1)		(9)		(8)	(10)
Additional long-term borrowings	D.17.	1,639		864	5,268
Repayments of long-term borrowings	D.17.	(2,065)		(1,351)	(7,959)
Net change in short-term borrowings	D.17.	(509)		(3,674)	(2,099)
Acquisition of treasury shares	D.15.4.	(1,806)		—	—
Disposals of treasury shares, net of tax	D.15.2.	23		50	105

Net cash provided by/(used in) financing activities		(4,820)		(5,854)	(5,985)

Impact of exchange rates on cash and cash equivalents		(12)		(56)	97

Net change in cash and cash equivalents		558		(96)	(591)

Cash and cash equivalents, beginning of period		1,153		1,249	1,840
Cash and cash equivalents, end of period	D.13.	1,711		1,153	1,249

(1)	See Note C.1. (i)
(2)	Including available-for-sale financial assets
(3)	Including:

Income tax paid	(3,030)	(3,223)	(2,669)
Interest paid	(315)	(434)	(471)
Dividends received	3	1	4
Interest received	88	82	76

(4)	Property, plant and equipment, intangible assets, investments in consolidated subsidiaries and participating interests
(5)	Arising primarily on the translation of U.S. dollar surplus cash from American subsidiaries and transferred to sanofi-aventis parent company

The accompanying notes on pages F-9 to F-109 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Change in fair value of available-for-sale financial assets (1)	(5)	(27)	23
Change in fair value of derivatives designated as hedging instruments (1)	8	57	(89)
Actuarial gains and losses (1)	282	346	(384)
Tax effect of items recognized directly in equity (1)	(119)	(160)	154
Change in cumulative translation difference recognized in equity	(2,764)	(3,197)	4,287

Total income/(expense) recognized directly in equity (2)	(2,598)	(2,981)	3,991

Net income for the period	5,682	4,399	2,593

Total recognized income/(expense) for the period	3,084	1,418	6,584

Attributable to equity holders of the company	2,666	1,028	6,212
Attributable to minority interests	418	390	372

(1)	See analysis in Note D.15.7.
(2)	See the consolidated statements of changes in shareholders’ equity provided in Note D.15.2.

The accompanying notes on pages F-9 to F-109 are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2007

INTRODUCTION

The sanofi-aventis Group (sanofi-aventis and its subsidiaries) is a leading player in the world pharmaceuticals industry, engaged in the development, manufacture and marketing of healthcare products in seven major therapeutic fields: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine and vaccines. Its international R&D effort provides a platform for the Group to develop leadership positions in its markets.

On August 20, 2004, sanofi-aventis (formerly known as Sanofi-Synthélabo) acquired control of Aventis, which has been included in the consolidated financial statements since that date. For a description of the main effects of the acquisition of Aventis by sanofi-aventis, see Note D.4.

Sanofi-aventis, the parent company, is a société anonyme (a form of limited liability company) incorporated under the laws of France. The registered office is at 174, avenue de France, 75013 Paris, France.

Sanofi-aventis is listed in Paris (Euronext: SAN) and New York (NYSE: SNY).

The consolidated financial statements for the year ended December 31, 2007, and the notes thereto, were adopted by the sanofi-aventis Board of Directors on February 11, 2008.

A. BASIS OF PREPARATION

A.1. International Financial Reporting Standards (IFRS)

The consolidated financial statements cover the twelve-month periods ended December 31, 2007, 2006 and 2005.

In accordance with Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 on the application of international accounting standards, sanofi-aventis has presented its consolidated financial statements in accordance with IFRS since January 1, 2005.

The consolidated financial statements of sanofi-aventis for the year ended December 31, 2007 have been prepared in compliance with IFRS issued by the International Accounting Standards Board (IASB) and with IFRS adopted by the European Union as of December 31, 2007. The term “IFRS” refers collectively to international accounting standards (IAS and IFRS) and to interpretations of the interpretations committee (SIC and IFRIC), mandatorily applicable as of December 31, 2007.

The consolidated financial statements have been prepared in accordance with the IFRS general principles of fair presentation, going concern, accrual basis of accounting, consistency of presentation, materiality, and aggregation.

New standards and interpretations issued in or before 2007 and applied in the consolidated financial statements for the year ended December 31, 2007 are described in Note A.3. Standards and interpretations issued by the IASB not mandatorily applicable in 2007 are described in Note B.28.

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

Year ended December 31, 2007

•	Employee benefits: all previously unrecognized actuarial gains and losses were recognized in retained earnings at the IFRS transition date.

•	Cumulative translation differences: all cumulative translation differences for all foreign operations were eliminated through equity at the IFRS transition date.

•

Designation of previously recognized financial instruments: sanofi-aventis has classified financial assets either as “available-for-sale” or as “fair value through profit and loss” from the transition date in accordance with IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement).

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

A.3. New standards and interpretations applicable in 2007

Sanofi-aventis has applied for the first time in 2007 IFRS 7 (Financial Instruments: Disclosures) and the amendment to IAS 1 (Presentation of Financial Statements) on capital disclosures. These standards relate solely to disclosures in the notes to the financial statements, and have no effect on the classification, measurement or recognition of transactions.

IFRS 7, adopted by the European Union in January 2006, is mandatorily applicable to accounting periods beginning on or after January 1, 2007. The disclosure requirements contained in IFRS 7 relate to financial instruments.

The amendment to IAS 1, adopted by the European Union in January 2006, is applicable to accounting periods beginning on or after January 1, 2007. The amendment requires additional disclosures about an entity’s objectives, policies and processes for managing capital. The disclosures required under this amendment are provided in Note B.27.

The following interpretations became mandatorily applicable in 2007 but have no material impact on the consolidated financial statements:

•

IFRIC 7 (Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies), which requires a retrospective approach for restatements under IAS 29 when an economy becomes hyperinflationary.

•

IFRIC 8 (Scope of IFRS 2 Share-based Payment), which confirms that share-based payment transactions in which identifiable consideration received appears to be less than the fair value of the equity instruments granted must be accounted for in accordance with IFRS 2.

•

IFRIC 9 (Reassessment of Embedded Derivatives), which specifies that an embedded derivative must be assessed when the entity first becomes a party to the contract, and that subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows under the contract.

•

IFRIC 10 (Interim Financial Reporting and Impairment), which specifies that an entity cannot reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an unlisted equity instrument or a financial asset carried at cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

A.4. Use of estimates

The preparation of financial statements requires management to make reasonable estimates and assumptions, based on information available at the date of preparation of the financial statements, that may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities.

Examples include:

–	amounts deducted from sales for projected sales returns, rebates and price reductions (see Note B.14.);

–	the extent of impairment of accounts receivable (see Note B.8.2.) and of provisions for product claims (see Note D.22.);

–	the impairment of property, plant and equipment and intangible assets (see Note B.6.1.);

–	the valuation of goodwill, and the valuation and useful life of acquired intangible assets (see Notes B.3. and B.4.3.);

–	the amount of post-employment benefit obligations (see Note B.23.);

–	the amount of provisions for restructuring, tax risks, environmental risks and litigation (see Note B.12.);

–	share-based payment expenses (see Note B.24.1.);

–	the fair values of derivative financial instruments (see Note B.8.).

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

Material transactions between consolidated companies and intragroup profits are eliminated.

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

All amounts receivable or payable in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. The resulting gains and losses are recorded in the income statement. However, foreign exchange gains and losses arising from the translation of capitalizable advances between consolidated subsidiaries are recognized directly in equity in Cumulative translation difference.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

Under the exemptions allowed by IFRS 1, sanofi-aventis elected to eliminate through equity all cumulative translation differences for foreign operations at the January 1, 2004 IFRS transition date.

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

Goodwill arising on the acquisition of foreign entities is measured in the functional currency of the acquired entity and translated using the exchange rate prevailing at the balance sheet date.

In accordance with IFRS 3 and with IAS 36 (Impairment of Assets), goodwill is carried at cost less accumulated impairment.

Goodwill is tested for impairment annually and whenever events or circumstances indicate that impairment might exist. Such events or circumstances include significant changes liable to have an other-than-temporary impact on the substance of the original investment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

Intangible assets are carried at cost less accumulated amortization and accumulated impairment, if any, in accordance with IAS 36 (see Note B.6.).

B.4.1. Research and development not acquired in a business combination

•	Internally generated research and development

In accordance with IAS 38 (Intangible Assets), internally generated research expenditure is expensed as incurred under Research and development expenses.

Under IAS 38, internally generated development expenses are recognized as an intangible asset if, and only if, all the following six criteria can be demonstrated: (a) the technical feasibility of completing the development project; (b) the Group’s intention to complete the project; (c) the Group’s ability to use the project; (d) the probability that the project will generate future economic benefits; (e) the availability of adequate technical, financial and other resources to complete the project; and (f) the ability to measure the development expenditure reliably.

Due to the risks and uncertainties relating to regulatory approval and to the research and development process, the six criteria for capitalization are considered not to have been met until marketing approval has been obtained from the regulatory authorities. Consequently, internally generated development expenses arising before market approval has been obtained, mainly the cost of clinical trials, are expensed as incurred under Research and development expenses.

Chemical industrial development expenses incurred to develop a second-generation process are incurred after initial regulatory approval has been obtained, in order to improve the industrial process for an active ingredient. To the extent that the six IAS 38 criteria are considered as being met, these expenses are capitalized under Intangible assets as incurred.

•	Separately acquired research and development

Payments for separately acquired research and development are capitalized under Intangible assets provided that they meet the definition of an intangible asset: a resource that is (i) controlled by the Group, (ii) expected to provide future economic benefits, and (iii) identifiable, i.e. is either separable or arises from contractual or legal rights. Under paragraph 25 of IAS 38, the first condition for capitalization (the probability that the expected future economic benefits will flow to the entity) is considered to be satisfied for separately acquired research and development. Because the amount of the payments is determinable, the second condition for capitalization (the cost can be measured reliably) is also met.

Consequently, rights to pharmaceutical products acquired from third parties prior to receipt of regulatory approval to market the products are recognized as intangible assets, and are amortized on a straight line basis over their useful lives from the date on which regulatory approval is obtained.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

Payments under research and development arrangements relating to access to technology or to databases and payments made to purchase generics files are also capitalized, and amortized over the useful life of the intangible asset.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

Depreciation of property, plant and equipment in recognized as an expense in the income statement, in the relevant classification of expense by function.

B.6. Impairment of property, plant and equipment, intangible assets, and investments in associates

B.6.1. Impairment of property, plant and equipment and intangible assets

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

Quantitative and qualitative indications of impairment (primarily relating to pharmacovigilance, patent protection and the launch of competing products) are reviewed at each reporting date. If there is any internal or external indication of impairment, the Group estimates the recoverable amount of the asset or CGU.

Property, plant and equipment and intangible assets not yet available for use (such as capitalized in-process research and development), and CGUs that include goodwill, are tested for impairment annually whether or not there is any indication of impairment, and as soon as any event or circumstance indicates that they might be impaired. These assets are not amortized.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

Impairment losses in respect of property, plant and equipment and intangible assets are recognized under Impairment of property, plant and equipment and intangibles in the income statement.

B.6.2. Impairment of investments in associates

In accordance with IAS 28 (Investments in Associates), the Group applies the criteria specified in IAS 39 (see Note B.8.2.) to determine whether an investment in an associate may be impaired. If an investment is impaired, the amount of the impairment loss is determined by applying IAS 36 (see Note B.6.1.) and recognized in Share of profit/loss of associates.

B.6.3. Reversals of impairment losses charged against property, plant and equipment, intangible assets, and investments in associates

At each reporting date, the Group assesses if events or changes in circumstances indicate that an impairment loss recognized in a prior period in respect of an asset (other than goodwill) or an investment in an associate can be reversed. If this is the case, and the recoverable amount as determined based on the new estimates exceeds the original carrying amount of the asset, the Group reverses the impairment loss only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset.

Reversals of impairment losses in respect of property, plant and equipment and intangible assets are recognized in the income statement under Impairment of property, plant and equipment and intangibles, while reversals of impairment losses in respect of investments in associates are recognized in the income statement under Share of profit/loss of associates. Impairment losses taken against goodwill are never reversed, unless the goodwill relates to an investment in an associate.

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

Year ended December 31, 2007

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

These financial assets are carried at fair value, without any deduction for transaction costs that may be incurred on sale. Realized and unrealized gains and losses resulting from changes in the fair value of these assets are recognized in the income statement, in Financial expenses or Financial income.

Realized and unrealized foreign exchange gains and losses on financial assets in currencies other than the euro are recognized in the income statement in Financial expenses or Financial income.

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are (i) designated by management as available-for-sale or (ii) not classified as “financial assets at fair value through profit or loss”, “held-to-maturity investments” or “loans and receivables”. This category includes participating interests in quoted or unquoted companies (other than investments in associates and joint ventures) that management intends to hold on a long-term basis. Available-for-sale financial assets are classified in non-current assets under Financial assets – non-current.

Available-for-sale financial assets are measured at fair value, without any deduction for transaction costs that may be incurred on sale. Gains and losses arising from changes in the fair value of these assets, including unrealized foreign exchange gains and losses, are recognized directly in equity in the consolidated statement of recognized income and expense in the period in which they occur except for impairment losses and foreign exchange gains and losses on debt instruments. On derecognition of an available-for-sale financial asset, or on recognition of an impairment loss on such an asset, the cumulative gains and losses previously recognized in equity are recognized in the income statement for the period under Financial income or Financial expenses.

Interest income and dividends on equity instruments are recognized in the income statement under Financial income when the Group is entitled to receive payment.

Available-for-sale financial assets in the form of participating interests in companies not quoted in an active market are measured at cost if their fair value cannot be determined.

Realized foreign exchange gains and losses are recognized in the income statement under Financial income or Financial expenses.

•	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity.

These investments are measured at amortized cost using the effective interest method.

Sanofi-aventis did not hold any such investments during the years ended December 31, 2007, 2006 or 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

•	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented in current assets (under Other current assets in the case of loans and under Accounts receivable in the case of receivables) if they have a maturity of less than 12 months at the balance sheet date, and in “Long-term loans and advances” under Financial assets – non current if they have a maturity of more than 12 months. Loans and receivables are measured at amortized cost using the effective interest method.

Realized and unrealized foreign exchange gains and losses are recognized in the income statement under Financial expenses or Financial income.

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

Impairment losses are measured and recognized as follows.

The impairment loss on loans and receivables, which are measured at amortized cost, is the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

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

Impairment losses in respect of loans are recognized under Financial expenses in the income statement.

Impairment losses in respect of receivables are recognized in the relevant classification of expense by function in the income statement.

Impairment losses on investments in companies that are not quoted in an active market and are measured at cost, and on equity instruments classified as available-for-sale financial assets, cannot be reversed through the income statement.

B.8.3. Derivative instruments

Derivative instruments not designated as hedges of operating transactions are initially and subsequently measured at fair value with changes in fair value recognized in the income statement, under Financial income or Financial expenses, in the period when they arise.

Derivative instruments qualifying as hedging instruments are measured in accordance with the hedge accounting requirements of IAS 39 (see Note B.8.4.).

B.8.4. Hedging

Hedging involves the use of derivative financial instruments. Changes in the fair value of these instruments are intended to offset the exposure of the hedged item to changes in fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

Changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in the income statement, under Other operating income for hedges of operating activities and under Financial income or Financial expenses for hedges of investing or financing activities.

•	Cash flow hedge

A cash flow hedge is a hedge of the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecast transaction, that could affect profit or loss.

Changes in fair value of the hedging instrument attributable to the effective portion of the hedge are recognized directly in equity in the consolidated statement of recognized income and expense. Changes in fair value attributable to the ineffective portion of the hedge are recognized in the income statement under Other operating income for hedges of operating activities, and under Financial income or Financial expenses for hedges of investing or financing activities.

Cumulative changes in fair value of the hedging instrument previously recognized in equity are transferred to the income statement when the hedged transaction affects profit or loss. These transferred gains and losses are recorded under Other operating income for hedges of operating activities and Financial income or Financial expenses for hedges of investing or financing activities.

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

A hedge of a net investment in a foreign operation is accounted for in the same way as a cash flow hedge. Changes in fair value of the hedging instrument attributable to the effective portion of the hedge are recognized directly in equity in the consolidated statement of recognized income and expense. Changes in fair value attributable to the ineffective portion of the hedge are recognized in the income

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

statement under Financial expenses or Financial income. When the investment in the foreign operation is sold, or wholly or partially liquidated, the changes in the fair value of the hedging instrument previously recognized in equity are transferred to the income statement under Financial expenses or Financial income.

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

Because of the short maturity of non-derivative current financial assets, the Group regards their carrying amount in the balance sheet (historical cost less any provisions for credit risk) as equivalent to fair value.

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

B.8.8. Risks relating to financial instruments

Market risks in respect of non-current financial assets, cash equivalents, derivative instruments and debt are described in the risk factors presented in Item 3.D. and Item 11.

Credit risk is the risk that customers (wholesalers, distributors, pharmacies, hospitals, clinics or government agencies) may fail to pay their debts. The Group manages credit risk by pre-vetting customers in order to set credit limits and risk levels and asking for guarantees where necessary, performing controls, and monitoring qualitative and quantitative indicators of accounts receivable balances such as the period of credit taken and overdue payments.

Customer credit risk also arises as a result of the concentration of the Group’s sales with its largest customers, in particular certain wholesalers in the United States.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

Sanofi-aventis records long-term provisions for certain obligations such as legal environmental obligations and litigation where an outflow of resources is probable. Where the effect of the time value of money is material, these provisions are measured at the present value of the expenditures expected to be required to settle the obligation, calculated using a discount rate that reflects an estimate of the time value of money and the risks specific to the obligation.

Increases in provisions to reflect the effects of the passage of time are recognized in Financial expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

B.13. Emission rights

Under international agreements, the European Union has committed to reducing greenhouse gas emissions and instituted an emissions allowance trading scheme. Approximately ten sanofi-aventis sites in Europe are covered by the scheme. In accounting for emission allowances, sanofi-aventis applied position statement no. 2004-C of March 23, 2004 issued by the Urgent Issues Committee of the Conseil National de la Comptabilité (CNC), the French accounting standard-setter, the main principles of which are as follows: the annual allowances allocated by government are recognized as intangible assets measured at fair value at the date of initial recognition, with a matching liability recognized to reflect the government grant effectively arising from the fact that allowances are issued free of charge. As and when allowances are consumed, they are transferred to “Deliverable allowances” in order to recognize the liability to government in respect of actual CO2 emissions. If the allocated allowances are insufficient to cover actual emissions, an expense is recognized in order to reflect the additional allowances deliverable; this expense is measured at the market value of the allowances.

B.14. Revenue recognition

Revenue arising from the sale of goods is presented in the income statement under Net sales. Net sales comprise revenue from sales of pharmaceutical products, vaccines, and active ingredients, net of sales returns, of customer incentives and discounts, and of certain sales-based payments paid or payable to the healthcare authorities.

Revenue is recognized when all of the following conditions have been met: the risks and rewards of ownership have been transferred to the customer; the Group no longer has effective control over the goods sold; the amount of revenue and costs associated with the transaction can be measured reliably; and it is probable that the economic benefits associated with the transaction will flow to the Group, in accordance with IAS 18 (Revenue).

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

•

Provisions for price reductions under Government and State programs, largely in the United States, are estimated on the basis of the specific terms of the relevant regulations and/or agreements, and accrued as each of the underlying sales transactions is recognized.

•	Provisions for sales returns are calculated on the basis of management’s best estimate of the amount of product that will ultimately be returned by customers.

In each case, the provisions are subject to continuous review and adjustment as appropriate based on the most recent information available to management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

Non-product revenues, mainly comprising royalty income from license arrangements that constitute ongoing operations of the Group (see Note C.), are presented in Other revenues.

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

This line also includes realized and unrealized foreign exchange gains and losses on operating activities (see Note B.8.4.), and gains on disposals not regarded as major disposals (see Note B.20.).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

B.18. Other operating expenses

Other operating expenses mainly comprise the share of profits that alliance partners are entitled to receive from sanofi-aventis under product marketing agreements.

B.19. Amortization of intangibles

The expenses recorded on this line mainly comprise amortization of product rights (see Note D.4.), which are presented as a separate item because the benefit of these rights to the Group’s commercial, industrial and development functions cannot be separately identified.

Amortization of software is recognized as an expense in the income statement, in the relevant classification of expense by function.

B.20. Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation

“Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation” is presented as a separate line item in the income statement in accordance with paragraph 83 of IAS 1 (Presentation of Financial Statements), because it is relevant to an understanding of the Group’s financial performance. This line item allows the Group to present separately items which, although they are components of operating income, nonetheless have a low degree of predictability because of their nature, frequency and/or materiality, and which if not presented separately would impair the understanding of the Group’s financial performance.

This line item corresponds to operating income before the three items described below:

•  Restructuring costs

Restructuring costs include early retirement benefits, compensation for early termination of contracts, and rationalization costs relating to restructured sites. Asset impairment losses directly attributable to restructuring are also recorded on this line. Restructuring costs included on this line relate only to unusual and major restructuring plans.

•   Impairment of property, plant and equipment and intangibles

This line includes major impairment losses (other than those directly attributable to restructuring) on property, plant and equipment and intangibles, including goodwill. It also includes any reversals of such losses.

•  Gains and losses on disposals, and litigation

This line comprises gains and losses on major disposals of property, plant and equipment and intangible assets, and costs and provisions related to major litigation.

B.21. Financial expenses/income

B.21.1. Financial expenses

Financial expenses mainly comprise interest charges on debt financing, negative changes in the fair value of financial instruments (where changes in fair value are taken to the income statement), realized and unrealized foreign exchange losses on financing and investing activities, and impairment losses on financial instruments. They also include any reversals of impairment losses on financial instruments.

Financial expenses also include the expense arising from the unwinding of discount on long-term provisions, except provisions for retirement benefits and other long-term employee benefits. This line does not include cash discounts, which are deducted from net sales.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

Deferred tax assets and liabilities are calculated using the tax rate expected to apply in the period when a temporary difference is expected to reverse, based on tax rates enacted or substantively enacted at the balance sheet date.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

Actuarial gains and losses relating to defined-benefit plans (pensions and other post-employment benefits), arising from the effects of changes in actuarial assumptions and experience adjustments, are recognized in equity net of deferred taxes, under the option allowed by the amendment to IAS 19. Actuarial gains and losses relating to other long-term employee benefits are recognized immediately in the income statement.

Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If benefits are already vested on the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

B.24. Share-based payment

B.24.1. Stock option plans

Sanofi-aventis has granted a number of equity-settled share-based payment plans (stock option plans) to some of its employees.

In accordance with IFRS 2 (Share-Based Payment), services received from employees as consideration for stock options are recognized as an expense in the income statement, with the matching entry recognized in equity. The expense corresponds to the fair value of the stock option plans, and is charged to income on a straight-line basis over the three-year or four-year vesting period of the plan.

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

B.24.2. Employee share ownership plans

The sanofi-aventis Group may offer its employees the opportunity to subscribe to reserved share issues at a discount to the reference market price. Shares allotted to employees under these plans fall within the scope of IFRS 2. The discount is measured at the subscription date and recognized as an expense, with no reduction for any lock-up period.

B.25. Earnings per share

Basic earnings per share is calculated using the weighted average number of shares outstanding during the reporting period, adjusted on a time-weighted basis from the acquisition date to reflect the number of sanofi-aventis shares held by the Group. Diluted earnings per share is calculated on the basis of the weighted average number of ordinary shares, computed using the treasury stock method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

B.26. Segment information

In accordance with IAS 14 (Segment Reporting), the Group reports information by business segment and geographical segment.

The primary level of the Group’s segment reporting is the business segment.

A business segment is a distinguishable component of the Group that is engaged in providing a group of related products and services and is subject to different risks and returns from those of other business segments. The Group has two business segments: Pharmaceuticals and Vaccines (human vaccines).

The secondary level of segment reporting is the geographical segment. A geographical segment is a distinguishable component of the Group that is engaged in providing a group of related products and services within a particular economic environment and is subject to different risks and returns from those of components operating in other economic environments. The Group has three geographical segments: Europe, the United States, and Other Countries.

The split between these segments is based on the organizational and management structure, and on indicators used for internal management reporting purposes.

B.27. Management of capital

In order to maintain or adjust the capital structure, the Group can adjust the amount of dividends paid to shareholders, or repurchase its own shares, or issue new shares, or issue securities giving access to its capital.

The following objectives are authorized under the terms of the share buyback programs:

–	the implementation of any stock option plan giving entitlement to purchase shares in the sanofi-aventis parent company;

–	the allotment or sale of shares to employees under statutory profit-sharing schemes and employee savings plans;

–	the allotment of consideration free shares;

–	the cancellation of some or all of the repurchased shares;

–	market-making in the secondary market in the shares by an investment services provider under a liquidity contract in compliance with the ethical code recognized by the Autorité des Marchés Financiers;

–	the delivery of shares on the exercise of rights attached to securities giving access to the capital by redemption, conversion, exchange, presentation of a warrant or any other means;

–	the delivery of shares (in exchange, as payment, or otherwise) in connection with mergers and acquisitions;

–	the execution by an investment services provider of purchases, sales or transfers by any means, in particular via off-market trading;

–	or any other purpose that is or may in future be authorized under the applicable laws and regulations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

The Group is not subject to any constraints on equity capital imposed by third parties.

The gearing ratio (the ratio of debt, net of cash and cash equivalents to total equity) is a non-GAAP financial indicator used by management to measure the overall net indebtedness and to manage the equity capital.

Total equity includes equity attributable to equity holders of the company and minority interests, as shown on the balance sheet. See Note D.15.2. for a consolidated statement of changes in equity.

Debt, net of cash and cash equivalents is defined as short-term debt plus long-term debt, minus cash and cash equivalents.

For trends in this ratio, see Note D.17.

B.28. New IASB standards and interpretations applicable from 2008 onwards

New standards and interpretations applied in consolidated financial statements for the first time in 2007 are described in Note A.3. The note below describes standards and interpretations issued by the IASB that are mandatorily applicable in 2008 or subsequent years, and the Group’s position regarding future application.

The Group is assessing the impact on its segment reporting of IFRS 8 (Operating Segments), which must be applied no later than January 1, 2009. Under IFRS 8, which will replace the current IAS 14, segment information must be reported on the same basis as is used internally for evaluating operating segment performance. Because the Group’s primary segment information is currently reported on the same basis as information used internally, no material effect on segment reporting is expected from the application of IFRS 8. The text of IFRS 8 as issued by the IASB was adopted by the European Union in November 2007.

On March 29, 2007, the IASB issued an amended version of IAS 23 (Borrowing Costs). The amended IAS 23 will be mandatorily applicable from 2009 onwards, and has yet to be adopted by the European Union. The benchmark treatment under the previous IAS 23 (recognition of borrowing costs generated by the acquisition, construction or production of a qualifying asset in the period in which they are incurred) has been abandoned. Instead, the capitalization of such borrowing costs as part of the cost of the qualifying asset, previously an allowed alternative treatment, will become obligatory. Because the Group elected on first-time adoption of IFRS to capitalize borrowing costs, this amendment will have no impact on the consolidated financial statements.

In September 2007, the IASB issued an amended version of IAS 1 (Presentation of Financial Statements), which will be mandatorily applicable from 2009 onwards. These amendments introduce a distinction between transactions with the shareholders (owner transactions), presented in the statement of changes in equity, and other (non-owner) transactions. Non-owner transactions must be presented either in a single statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). Because sanofi-aventis elected to apply in 2006 (with retrospective effect from January 1, 2004) the option allowed under IAS 19 (Employee Benefits) to recognize actuarial gains and losses in the balance sheet with the matching entry taken directly to equity, the Group already reports the comprehensive income in a consolidated statement of recognized income and expense separately from the consolidated income statement. Transactions with shareholders are included in the statement of changes in equity, which forms part of the notes to the consolidated financial statements.

The amendments to IAS 1 require other additional disclosures, including a requirement to present a statement of financial position as at the beginning of the earliest comparative period when an entity makes retrospective adjustments to its balance sheet, and a requirement to disclose income tax relating to each component of comprehensive income recognized directly in equity. The amended IAS 1 has yet to be adopted by the European Union.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

At the beginning of the year 2008, the IASB issued the following standards and amendments, which have not been endorsed yet by the European Union:

•	revised version of IFRS 3, Business Combinations, and amendments of IAS 27, Consolidated and Separate Financial Statements, related to this revision;

•	amendment to IFRS 2, Share-based payment, on the accounting treatment of vesting conditions and cancellations;

•	revised version of IAS 14, Segment Reporting, including amendments resulting from new and amended IFRS recently issued by the IASB.

The revised version of IFRS 3 and the amendments to IAS 27 are mandatorily applicable in 2010 at the latest. The other amendments above are mandatorily applicable in 2009 at the latest. The Group is currently analyzing the potential impacts of these texts on the consolidated financial statements. However, the revised version of IFRS 3 shall be applied prospectively and therefore the implementation of this standard will have no impact on the accounting treatment of past business combinations.

Two new interpretations issued in 2006, IFRIC 11 and IFRIC 12, will be mandatorily applicable in 2008:

•

IFRIC 11 (Group and Treasury Share Transaction), adopted by the European Union in 2007, which relates to options awarded within a group of companies and to treasury shares acquired to meet obligations under stock option plans. This interpretation confirms the treatment to be applied by an entity in its separate financial statements, and has no impact on consolidated financial statements.

•	IFRIC 12 (Service Concession Arrangements), issued in November 2006 and yet to be adopted by the European Union, does not apply to the Group’s activities.

The Group is currently assessing the impact on its consolidated financial statements of the following interpretations, which were issued in 2007 and have yet to be adopted by the European Union:

•

IFRIC 13 (Customer Loyalty Programmes), which will be mandatorily applicable for sanofi-aventis in 2009, specifies the accounting treatment for benefits awarded by an entity to its customers in connection with the sale of goods or services. Part of the initial selling price must be allocated to the benefit awarded. This portion of the revenue from the sale, measured on the basis of the benefit awarded rather than marginal cost, must be deferred until the entity has met all its obligations. The Group does not expect this interpretation to have a material impact on the consolidated financial statements.

•

IFRIC 14 (The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction), is mandatorily applicable in 2008. This interpretation provides criteria for assessing whether refunds or reductions in future contributions should be regarded as available, and as such can be recognized as a plan surplus under IAS 19. The Group is currently assessing the potential impact of this interpretation on the consolidated financial statements.

C. ALLIANCES

C.1. Alliance arrangements with Bristol-Myers Squibb (BMS)

Two of the Group’s leading products were jointly developed with BMS: the anti-hypertensive agent irbesartan (Aprovel®/Avapro®/Karvea®) and the atherothrombosis treatment clopidogrel bisulfate (Plavix®/Iscover®).

As inventor of the two molecules, sanofi-aventis is paid a royalty on all sales generated by these products. This royalty is recorded in Other revenues.

As co-developers of the products, sanofi-aventis and BMS each receive equal development royalties from their two licensees, which have been responsible, since 1997, for marketing the products using their local

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

In the territory managed by sanofi-aventis, operations are recognized by the Group as follows:

(i)

In most countries of Western Europe and Asia (excluding Japan) for clopidogrel bisulfate (Plavix®/Iscover®), co-promotion is used for both products. The legal entities used are partnerships (sociétés en participation) or other tax-transparent entities, which are majority-owned by and under the operational management of the Group. Sanofi-aventis recognizes all the revenue associated with the sale of the drugs, as well as the corresponding expenses. The share of profits reverting to BMS subsidiaries is shown in Minority interests in the income statement, with no tax effect (because BMS receives a pre-tax share of profits).

The presentation of Minority interests in the consolidated statement of cash flows takes account of the specific terms of the alliance agreement.

(ii)

In Germany, Spain and Greece, and in Italy for irbesartan (Aprovel® /Avapro®/ Karvea®) only, co-marketing is used for both products, and sanofi-aventis recognizes revenues and expenses generated by its own operations.

(iii)

In those countries in Eastern Europe, Africa, Asia and the Middle East where the products are marketed exclusively by sanofi-aventis, the Group recognizes revenues and expenses generated by its own operations. Since September 2006, sanofi-aventis has had the exclusive right to market Aprovel® in Scandinavia and in Ireland.

In the territory managed by BMS, operations are recognized by the Group as follows:

(i)	Co-promotion is used in the United States and Canada through entities that are majority-owned by and under the operational management of BMS. Sanofi-aventis does not recognize revenues; rather, it invoices the entity for its promotion expenses, records its royalty income in Other revenues, and records its share of profits (net of tax) in Share of profit/loss of associates.

(ii)

In Brazil, Mexico, Argentina, Colombia for clopidogrel bisulfate (Plavix®/Iscover®), and Australia, co-marketing is used, and sanofi-aventis recognizes revenues and expenses generated by its own operations.

(iii)	In certain other Latin American countries, where the products are marketed exclusively by sanofi-aventis, the Group recognizes revenues and expenses generated by its own operations.

C.2. Alliance agreements with Procter & Gamble Pharmaceuticals (P&G)

Actonel® (risedronate sodium) is a new-generation biphosphonate indicated for the treatment and prevention of osteoporosis. Actonel® is developed and marketed in collaboration with P&G. This alliance covers the worldwide development and marketing of the product except for Japan, which is not included in the alliance and is covered by a separate marketing agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

D. DETAILED NOTES TO THE FINANCIAL STATEMENTS

D.1. Significant acquisitions

•  The principal acquisitions during 2007 were as follows:

In June 2007, sanofi-aventis repurchased the preferred shares representing a financial interest of 36.7% in Carderm Capital LP (see Note D.18.4.).

In November 2007, sanofi-aventis acquired 12 million newly-issued shares in the biopharmaceutical company Regeneron Pharmaceuticals (Regeneron) for $312 million, raising its interest in Regeneron to approximately 19%. These shares are classified as an available-for-sale financial asset, and are included in Financial assets – non-current (see Note D.7.).

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

Zentiva is an international pharmaceutical company that develops, manufactures and markets low-cost branded pharmaceutical products. The company has strong positions in the Czech Republic, Slovakia and Romania, and is expanding rapidly in Poland, Russia and the Baltic states.

Sanofi-aventis does not control Zentiva, although as a result of its significant interest in Zentiva, this investment is accounted for using the equity method.

•  The principal acquisition during 2005 was as follows:

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

Year ended December 31, 2007

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

D.2. Significant divestments

There were no significant divestments during 2007.

The principal divestment in 2006 was as follows:

•	Transfer of rights to Exubera® and interest in Diabel

Sanofi-aventis transferred its rights to Exubera®, an inhaled human insulin, to Pfizer. The terms of the 1998 alliance between Aventis and Pfizer to jointly develop, manufacture and market Exubera® included a change of control clause, which Pfizer decided to activate following the acquisition of Aventis by Sanofi-Synthélabo.

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

None of these divestments in 2005 had material effect on net income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

D.3. Property, plant and equipment

Property, plant and equipment (including assets held under finance leases) comprise:

(€ million)	Land	Buildings	Plant & equipment	Fixtures, fittings & other	Property, plant and equipment in process	Total
Gross value at January 1, 2005	287	2,159	3,367	571	1,009	7,393

Changes in scope of consolidation	(4)	(52)	(22)	(1)	(1)	(80)
Acquisitions and other increases	3	49	86	62	818	1,018
Disposals and other decreases	(24)	(38)	(76)	(42)	(2)	(182)
Translation differences	10	166	125	41	43	385
Transfers	(10)	269	206	293	(851)	(93)

Gross value at December 31, 2005	262	2,553	3,686	924	1,016	8,441

Changes in scope of consolidation	—	—	(3)	1	—	(2)
Acquisitions and other increases	—	28	77	85	1,070	1,260
Disposals and other decreases	(27)	(11)	(12)	(14)	(13)	(77)
Translation differences	(8)	(120)	(74)	(31)	(38)	(271)
Transfers	6	361	398	247	(1,024)	(12)

Gross value at December 31, 2006	233	2,811	4,072	1,212	1,011	9,339

Changes in scope of consolidation	(3)	—	1	1	—	(1)
Acquisitions and other increases	3	34	90	86	1,122	1,335
Disposals and other decreases	(23)	(29)	(7)	(3)	(4)	(66)
Translation differences	—	(94)	(67)	(27)	(34)	(222)
Transfers	3	272	409	113	(804)	(7)

Gross value at December 31, 2007	213	2,994	4,498	1,382	1,291	10,378

Accumulated depreciation & impairment at January 1, 2005	—	(264)	(978)	(256)	(3)	(1,501)

Changes in scope of consolidation	—	—	9	—	—	9
Depreciation expense	—	(188)	(435)	(125)	—	(748)
Impairment losses	—	(16)	(6)	—	—	(22)
Disposals	—	8	53	32	2	95
Translation differences	(3)	(65)	(73)	(26)	—	(167)
Transfers	(24)	18	219	(137)	1	77

Accumulated depreciation & impairment at December 31, 2005	(27)	(507)	(1,211)	(512)	—	(2,257)

Changes in scope of consolidation	—	—	—	—	—	—
Depreciation expense	—	(199)	(438)	(156)	—	(793)
Impairment losses	(3)	(66)	(113)	(6)	(21)	(209)
Disposals	13	—	—	—	—	13
Translation differences	2	53	45	19	—	119
Transfers	—	(5)	136	(124)	—	7

Accumulated depreciation & impairment at December 31, 2006	(15)	(724)	(1,581)	(779)	(21)	(3,120)

Changes in scope of consolidation	—	—	(1)	—	—	(1)
Depreciation expense	—	(192)	(469)	(158)	—	(819)
Impairment losses	—	(10)	—	—	(12)	(22)
Disposals	11	—	—	—	—	11
Translation differences	—	45	41	16	—	102
Transfers	1	(7)	34	(19)	—	9

Accumulated depreciation & impairment at December 31, 2007	(3)	(888)	(1,976)	(940)	(33)	(3,840)

Net book value: January 1, 2005	287	1,895	2,389	315	1,006	5,892

Net book value: December 31, 2005	235	2,046	2,475	412	1,016	6,184

Net book value: December 31, 2006	218	2,087	2,491	433	990	6,219

Net book value: December 31, 2007	210	2,106	2,522	442	1,258	6,538

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

Depreciation expense for 2007 was €819 million, compared with €793 million in 2006 and €748 million in 2005.

Based on the results of a review of the value of property, plant and equipment conducted using the method described in Note B.6, impairment losses of €22 million were recognized in the year ended December 31, 2007, relating primarily to industrial sites in Europe. In the year ended December 31, 2006, impairment losses of €209 million were recognized, the largest item being a €115 million impairment loss for industrial assets specific to Ketek® in France and Germany. Total impairment losses recognized in 2005 were €22 million, of which €16 million was recorded in Restructuring costs.

Acquisitions during 2007 related to investment in the Pharmaceuticals business, primarily in industrial facilities (€536 million in 2007, compared with €556 million in 2006 and €525 million in 2005) and in plant and installations at research sites (€374 million in 2007, compared with €289 million in 2006 and €225 million in 2005). Acquisitions in the Vaccines business totaled €335 million (compared with €296 million in 2006 and €178 million in 2005). Capitalized borrowing costs of €21 million were included in acquisitions of property, plant and equipment during 2007 (versus €14 million in 2006).

The table below shows amounts for items of property, plant and equipment held under finance leases:

(€ million)	December 31, 2007	December 31, 2006	December 31, 2005
Land	7	7	7
Buildings	97	97	125
Other property, plant and equipment	6	10	11

Total gross value	110	114	143

Accumulated depreciation and impairment	(77)	(77)	(93)

Net book value	33	37	50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

D.4. Intangible assets

Intangible assets and goodwill break down as follows:

(€ million)	Trademarks, patents, licenses and other rights	Acquired Aventis R&D	Rights to marketed Aventis products	Software	Total intangible assets	Goodwill
Gross value at January 1, 2005	1,339	4,475	29,002	476	35,292	28,364

Changes in scope of consolidation	—	—	—	1	1	2
Reclassification as assets held for sale (1)	—	(506)	—	—	(506)	—
Acquisitions and other increases	58	—	—	52	110	342
Disposals and other decreases	(3)	—	—	(9)	(12)	(354)
Translation differences	139	310	2,447	47	2,943	1,907
Transfers	12	(852)	852	(13)	(1)	—

Gross value at December 31, 2005	1,545	3,427	32,301	554	37,827	30,261

Changes in scope of consolidation	2	—	—	—	2	42
Acquisitions and other increases	261	—	—	66	327	—
Disposals and other decreases	(3)	—	—	(4)	(7)	(301)
Translation differences	(119)	(221)	(2,082)	(33)	(2,455)	(1,503)
Transfers	(8)	(152)	152	4	(4)	—

Gross value at December 31, 2006	1,678	3,054	30,371	587	35,690	28,499

Changes in scope of consolidation	25	—	—	—	25	7
Acquisitions and other increases	312	—	—	42	354	—
Disposals and other decreases	(11)	—	—	(16)	(27)	(63)
Translation differences	(114)	(175)	(1,595)	(20)	(1,904)	(1,217)
Transfers	—	(235)	235	(6)	(6)	—

Gross value at December 31, 2007	1,890	2,644	29,011	587	34,132	27,226

Accumulated amortization & impairment at January 1, 2005	(428)	(71)	(1,387)	(177)	(2,063)	(26)

Amortization expense	(134)	—	(3,899)	(145)	(4,178)	—
Impairment losses, net of reversals	—	(112)	(853)	(1)	(966)	—
Disposals	—	—	—	2	2	—
Translation differences	(47)	(2)	(308)	(32)	(389)	(1)
Transfers	(7)	—	—	3	(4)	—

Accumulated amortization & impairment at Dec. 31, 2005	(616)	(185)	(6,447)	(350)	(7,598)	(27)

Changes in scope of consolidation	(1)	—	—	—	(1)	—
Amortization expense	(153)	—	(3,845)	(110)	(4,108)	—
Impairment losses, net of reversals	(8)	(128)	(818)	1	(953)	—
Disposals	—	—	—	—	—	—
Translation differences	48	14	620	26	708	—
Transfers	6	—	—	(6)	—	—

Accumulated amortization & impairment at Dec. 31, 2006	(724)	(299)	(10,490)	(439)	(11,952)	(27)

Changes in scope of consolidation	—	—	—	—	—	—
Amortization expense	(159)	—	(3,486)	(80)	(3,725)	—
Impairment losses, net of reversals	—	11	(69)	—	(58)	—
Disposals	1	—	—	15	16	—
Translation differences	52	21	679	15	767	—
Transfers	—	—	1	1	2	—

Accumulated amortization& impairment at Dec. 31, 2007	(830)	(267)	(13,365)	(488)	(14,950)	(27)

Net book value: January 1, 2005	911	4,404	27,615	299	33,229	28,338

Net book value: December 31, 2005	929	3,242	25,854	204	30,229	30,234

Net book value: December 31, 2006	954	2,755	19,881	148	23,738	28,472

Net book value: December 31, 2007	1,060	2,377	15,646	99	19,182	27,199

(1)	see Note D.8.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

The total purchase price as measured under IFRS 3 (Business Combinations) was €52,908 million, of which €15,894 million was settled in cash.

The goodwill arising from the acquisition of Aventis amounted to €27,034 million at December 31, 2007, compared with €28,286 million at December 31, 2006 and €30,087 million at December 31, 2005.

Rights to marketed products and goodwill arising on the Aventis acquisition were allocated on the basis of the split of the Group’s operations into business and geographical segments, and valued in the currency of the relevant geographical segment (mainly euros and U.S. dollars) with assistance from an independent valuer. The average period of amortization for marketed products was initially set at 8 years, based on cash flow forecasts which, among other factors, take account of the period of legal protection offered by the related patents.

Rights to marketed Aventis products represent a diversified portfolio of rights relating to many different products. As of December 31, 2007, 87.9% of the net book value of these rights related to the Pharmaceuticals segment, and 12.1% to the Vaccines segment. The five principal pharmaceuticals products in this portfolio by net book value (Lantus®: €2,358 million, Lovenox®: €1,941 million; Taxotere® : €1,758 million; Actonel®: €1,212 million; Tritace®: €474 million) accounted for approximately 56% of the total net book value of product rights for the Pharmaceuticals business as of December 31, 2007.

Acquisitions of intangible assets (other than software) in 2007 were €312 million. This amount includes payments made under collaboration agreements, including those signed during the year with Oxford BioMedica (TroVax®) and Regeneron (see Note D.21.). It also includes the buyout of the Japanese rights for Panaldine® (Daiichi) and Myslee® (Astellas).

During 2007, some of the acquired Aventis research and development (€235 million) came into commercial use; it is being amortized from the date of marketing approval. The main items involved are the Lantus®-Apidra® pens, and new indications for Taxotere®.

The amount shown for goodwill on the “Disposals and other decreases” line for 2006 corresponds to the recognition of deferred tax assets associated with the acquisition of Aventis, in accordance with the principle described in Note B.22.

Acquisitions of intangible assets (other than software) in 2006 mainly comprised the buyout of the entire rights to Plavix®, Cordarone® and rimonabant in Japan, and payments made under the agreements with Taiho (S-1) and UCB (Xyzal®) (see Note D.21.).

During 2006, some of the acquired Aventis research and development (€152 million) came into commercial use; it is being amortized from the date of marketing approval. The main products involved are Taxotere®, Lantus®, Apidra® and Menactra® in Canada.

In 2005, the amount shown for goodwill on the line “Acquisitions and other increases” mainly comprised the buyout of the Hoechst AG minority shareholders (see Note D.1.). The “Disposals and other decreases” line

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

related mainly to the recognition of deferred tax assets associated with the acquisition of Aventis, in accordance with the principle described in Note B.22.

The main acquisitions of intangible assets (other than software) during 2005 consisted of the second milestone payment made under the collaboration agreement with Regeneron; acquired generics files; patents; and the recognition of CO2 allowances received in accordance with the accounting policy described in Note B.13.

In 2005, some of the acquired Aventis research and development (€852 million) came into commercial use; it is being amortized from the date of marketing approval. The main products involved are vaccines launched in the United States: Menactra® (meningococcal infections) and Adacel® (adult tetanus-diphtheria-whooping cough-Tdap booster).

Amortization of intangible assets is recognized in the income statement under Amortization of intangibles except for amortization of software, which is recognized on the relevant line of the income statement according to the purpose for which the software is used:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Cost of sales	18	29	32
Research and development expenses	16	26	34
Selling and general expenses	45	54	71
Other operating expenses	1	1	8

Total	80	110	145

D.5. Impairment of property, plant and equipment and intangibles

The allocation of goodwill to segmental cash-generating units is shown below:

	December 31, 2007			December 31, 2006			December 31, 2005
(€ million)	Pharma- ceuticals	Vaccines	Total	Pharma- ceuticals	Vaccines	Total	Pharma- ceuticals	Vaccines	Total
Europe	12,428	—	12,428	12,426	—	12,426	12,567	—	12,567
United States	9,917	464	10,381	11,141	519	11,660	12,555	579	13,134
Other countries	4,221	169	4,390	4,225	161	4,386	4,353	180	4,533

Total carrying amount	26,566	633	27,199	27,792	680	28,472	29,475	759	30,234

In 2007, 2006 and 2005, the recoverable amount of segmental CGUs was determined on the basis of value in use, as derived from discounted estimates of the future cash flows from each CGU.

The following assumptions were used in preparing these cash flow estimates:

	Pharmaceuticals	Vaccines
Operating margin	31% - 38%	27% - 32%
Perpetual growth rate	4% - 5%	5%
Discount rate	10%	11%

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

No impairment losses have been recognized against goodwill.

Certain intangible assets for which indicators of potential impairment were identified during 2007, 2006 and 2005 have been tested for impairment.

In 2007, impairment losses totaling €69 million were recognized based on the results of these tests. These losses related to Amaryl® (€46 million) and Ketek® (€23 million). In addition, reversals of impairment losses totaling €11 million were recognized during the year.

In 2006, impairment losses totaling €1,077 million were recognized based on the results of these tests. These losses related mainly to the following products:

•	Altace®: €638 million, due to Apotex having obtained a Notice of Compliance (generic marketing approval) on December 14, 2006 and launching a generic version of ramipril in Canada (see Note D.22.b).

•	Ketek®: €423 million, in light of the recommendation by the Joint Advisory Committee of the U.S. Food and Drug Administration (FDA) to restrict the indications for this product.

Also in 2006, previously-recognized impairment losses of €124 million were reversed due to favorable events occurring in that year.

Consequently, net impairment losses for 2006 totaled €953 million.

In 2005, net impairment losses of €966 million were recognized, mainly in respect of products subject to competition from generics in the United States, especially Allegra®. This amount also includes impairment losses taken against research and development projects recognized at the time of the Aventis acquisition (€112 million). In addition, an after-tax impairment loss of €55 million relating to the Hexavac® vaccine was recognized in the books of the Sanofi Pasteur MSD vaccines joint venture in 2005, and included in the sanofi-aventis consolidated financial statements under Share of profit/loss of associates.

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

Investments in associates break down as follows:

(€ million)	% interest	Dec. 31, 2007		Dec. 31, 2006	Dec. 31, 2005
Sanofi Pasteur MSD	50.0	467		500	551
Merial	50.0	1,151		1,257	1,451
InfraServ Höchst	30.0	97		97	93
Entities and companies managed by Bristol-Myers Squibb (1)	49.9	178		120	195
Zentiva	24.9	346	(2)	453	—
Financière des Laboratoires de Cosmétologie Yves Rocher	39.1	103		92	80
Other investments	—	151		118	107

Total		2,493		2,637	2,477

(1)	Under the terms of the agreements with BMS (see Note C.1.), the Group’s share of the net assets of entities and companies majority-owned by BMS is recorded in Investments in associates.
(2)	This amount represents the stock market value (based on the quoted market price as of December 31, 2007). The carrying amount is net of an impairment loss of €102 million recognized in 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

The financial statements include commercial transactions between the Group and certain of its associates:

(€ million)	December 31, 2007	December 31, 2006	December 31, 2005
Sales	404	374	416
Royalties (1)	945	748	830
Accounts receivable (1)	355	243	319

Purchases	189	197	240
Accounts payable	29	17	42
Other liabilities (1)	365	104	318

(1)	These items mainly relate to entities and companies managed by BMS.

Key financial indicators for associates, excluding the effects of purchase price allocations, are shown below:

(€ million)	Principal associates (1) 100% impact			Principal joint ventures (2) Share held by sanofi-aventis
	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Non-current assets	1,950	1,343	1,004	323	285	291
Current assets	2,788	2,680	2,510	687	693	667
Non-current liabilities	1,190	599	467	104	96	69
Current liabilities	1,552	1,531	1,625	418	395	349
Equity attributable to equity holders of the company	1,712	1,630	1,190	486	485	538
Minority interests	284	263	232	2	2	2

Net sales	9,165	7,795	7,458	1,431	1,247	1,136
Cost of sales	2,371	1,850	1,949	394	295	289
Operating income	2,338	1,722	1,970	313	280	288
Net income	2,054	1,475	1,714	206	199	184

(1)

The following associates and joint ventures are included in this table for 2007, 2006 and 2005: BMS/Sanofi Pharmaceuticals Holding Partnership, BMS/Sanofi Pharmaceuticals Partnership, BMS/Sanofi-Synthelabo Partnership, Yves Rocher, Merial, Sanofi Pasteur MSD, and Zentiva (for 2007 and 2006 only). Full-year figures are shown, before allocation of partnership profits.

(2)	The principal joint ventures are:

	Partner	Business
Merial	Merck & Co., Inc.	Animal Health
Sanofi Pasteur MSD	Merck & Co., Inc.	Vaccines

D.7. Financial assets – non-current

The main items included in Financial assets – non-current are:

(€ million)	December 31, 2007	December 31, 2006	December 31, 2005
Available-for-sale financial assets	676	525	736
Pre-funded pension obligations (see Note D.18.1.)	7	3	3
Long-term loans and advances	219	237	364
Assets recognized under the fair value option	85	75	93
Derivative instruments (see Note D.20.)	50	205	122

Total	1,037	1,045	1,318

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

Equity investments classified as available-for-sale financial assets include:

•	A 13.66% interest in ProStrakan (€23 million at December 31, 2007, €43 million at December 31, 2006 and 2005).

•

Interests in companies with which sanofi-aventis has research and development collaboration agreements (see Note D.21.): IDM Pharma Inc. (€1 million at December 31, 2007, €4 million at December 31, 2006 and December 31, 2005), Millennium Inc. (€46 million at December 31, 2007, €37 million at December 31, 2006 and 2005), Regeneron (€243 million at December 31, 2007, €42 million at December 31, 2006, €38 million at December 31, 2005). In November 2007, sanofi-aventis acquired an additional 12 million newly-issued shares in the biopharmaceutical company Regeneron, taking its interest in Regeneron’s common stock to approximately 19%. As part of this transaction, sanofi-aventis signed an Investor Agreement which limits its ability to exercise certain voting rights. Consequently, the acquisition of this additional interest does not give sanofi-aventis significant influence over Regeneron.

•	Interests in research and development companies such as Proteome Science Plc (€9 million at December 31, 2007, €14 million at December 31, 2006 and €19 million at December 31, 2005).

•	Financial assets held to match commitments (€306 million at December 31, 2007, €324 million at December 31, 2006 and €305 million at December 31, 2005).

•

On October 17, 2006, sanofi-aventis sold its entire interest in Rhodia. At December 31, 2005, this interest represented 8.17% of the share capital of Rhodia, and was valued at €174 million based on the quoted market price as of that date.

The unrealized gain (net of tax) recognized directly in equity on available-for-sale financial assets amounted to €48 million in the year ended December 31, 2007, against €64 million in the year ended December 31, 2006 and €98 million in the year ended December 31, 2005 (see Note D.15.7.).

The impact of a 10% fall in equity prices on listed shares included in available-for-sale financial assets at December 31, 2007 would have been as follows:

(€ million)	Sensitivity
Income/(expense) recognized directly in equity, before tax	(46)
Income before tax	(2)

Total	(48)

A 10% fall in equity prices combined with a simultaneous 0.5% rise in the yield curve would have had the following impact at December 31, 2007:

(€ million)	Sensitivity
Income/(expense) recognized directly in equity, before tax	(18)
Income before tax	—

Total (1)	(18)

(1)	This impact would represent approximately 6% of the value of the underlying assets.

Available-for-sale financial assets also include equity investments not quoted in an active market. These investments had a carrying amount of €36 million at December 31, 2007, compared with €43 million at December 31, 2006 and €66 million at December 31, 2005.

Loans and long-term advances are measured at amortized cost, which at the balance sheet date was not materially different from their fair value.

Assets recognized under the fair value option represent a portfolio of financial investments held to fund a deferred compensation plan offered to certain employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

D.8. Assets held for sale

There were no assets held for sale as of December 31, 2007 and December 31, 2006.

As of December 31, 2005, assets held for sale (and liabilities related to assets held for sale) related to the sale of rights to Exubera® and the interest in Diabel (see Note D.2.).

The impact of this divestment in the year ended December 31, 2006 was a pre-tax gain of €460 million, recognized in Gains and losses on disposals, and litigation. The after-tax gain on the divestment was €384 million.

D.9. Inventories

Inventories break down as follows:

(€ million)	December 31, 2007			December 31, 2006			December 31, 2005
	Gross	Impairment	Net	Gross	Impairment	Net	Gross	Impairment	Net
Raw materials	607	(83)	524	728	(42)	686	775	(40)	735
Work in process	2,073	(230)	1,843	1,741	(200)	1,541	1,970	(78)	1,892
Finished goods	1,534	(172)	1,362	1,646	(214)	1,432	963	(160)	803

Total	4,214	(485)	3,729	4,115	(456)	3,659	3,708	(278)	3,430

The impact of changes in provisions for impairment of inventories in 2007 was a net expense of €39 million, compared with net expenses of €159 million in 2006 and €192 million in 2005.

Impairment losses taken against inventory in 2006 and 2007 relate primarily to Ketek® (see Note D.5.).

D.10. Accounts receivable

Accounts receivable break down as follows:

(€ million)	December 31, 2007	December 31, 2006	December 31, 2005
Gross value	5,034	5,208	5,188
Impairment	(130)	(176)	(167)

Net value	4,904	5,032	5,021

The impact of changes in provisions for impairment of accounts receivable in 2007 was a net reversal of €17 million, compared with a net charge of €15 million in 2006.

The gross value of overdue accounts at December 31, 2007 was €801 million (December 31, 2006: €1,055 million), of which 48% was less than 3 months overdue, 16% was 3 to 6 months overdue, and 36% was more than 6 months overdue.

Our general policy is to retain receivables until maturity, and not to use receivables securitization programs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

D.11. Other current assets

Other current assets break down as follows:

(€ million)	December 31, 2007	December 31, 2006	December 31, 2005
Taxes recoverable	1,185	1,097	1,082
Other receivables (1)	754	947	1,151
Prepaid expenses	187	164	201

Total	2,126	2,208	2,434

(1)	This line mainly comprises amounts due from alliance partners, advance payments to suppliers, sales commission receivable, and amounts due from employees.

D.12. Financial assets – current

Financial assets – current break down as follows:

(€ million)	December 31, 2007	December 31, 2006	December 31, 2005
Interest rate derivatives measured at fair value (see Note D.20.)	—	—	31
Currency derivatives measured at fair value (see Note D.20.)	67	70	257
Other current financial assets	16	38	23

Total	83	108	311

D.13. Cash and cash equivalents

(€ million)	December 31, 2007	December 31, 2006	December 31, 2005
Cash (1)	831	844	941
Cash equivalents (2)	880	309	308

Cash and cash equivalents	1,711	1,153	1,249

(1)

Includes cash held by captive insurance and reinsurance companies in accordance with insurance regulations, amounting to €420 million at December 31, 2007, €427 million at December 31, 2006, and €447 million at December 31, 2005

(2)	Includes certificates of deposit with a maturity of less than 3 months at the acquisition date, amounting to €665 million at December 31, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

D.14. Net deferred tax position

The net deferred tax position breaks down as follows:

(€ million)	December 31, 2007	December 31, 2006	December 31, 2005
Deferred tax on:
• Consolidation adjustments (intragroup margin on inventory)	808	961	759
• Provision for pensions and other employee benefits	915	1,134	1,326
• Remeasurement of Aventis intangible assets (1)	(6,123)	(8,378)	(10,797)
• Recognition of Aventis property, plant and equipment at fair value	(77)	(89)	(111)
• Adjustment to fair value of debt on acquisition of Aventis	18	25	36
• Tax cost of distributions made from reserves (2)	(693)	(720)	(794)
• Stock options	48	96	149
• Tax losses available for carry-forward (3)	266	99	177
• Other non-deductible provisions and other items	815	1,118	429

Net deferred tax liability	(4,023)	(5,754)	(8,826)

(1)	See Note D.4. for details of the remeasurement of Aventis intangible assets.
(2)

In certain countries, the Group is liable to withholding taxes and other tax charges when dividends are distributed. Consequently, the Group recognizes a deferred tax liability on those reserves (approximately €8 billion) which the Group regards as likely to be distributed in the foreseeable future.

(3)	Tax losses available for carry-forward:

The table below shows when the tax losses available for carry-forward are due to expire:

(€ million)	Tax loss carry- forwards at December 31, 2007(*)	Tax loss carry- forwards at December 31, 2006(*)	Tax loss carry- forwards at December 31, 2005(*)
2006	—	—	4
2007	—	14	23
2008	63	45	34
2009	32	47	19
2010	33	43	19
2011 and later	942	651	642

Total	1,070	800	741

(*)	Excluding tax loss carry-forwards on asset disposals. These carry-forwards amounted to €653 million at December 31, 2007.

Use of these tax loss carry-forwards is limited to the entity in which they arose. In jurisdictions where tax consolidations are applied, carry-forwards can be netted against taxable income generated by the entities in the consolidated tax group.

Deferred tax assets not recognized because their future recovery was not considered probable given the likely future results of the entities in question amounted to €274 million at December 31, 2007 (including €131 million on asset disposals), compared with €369 million at December 31, 2006 and €578 million at December 31, 2005.

Deferred tax assets requiring a corresponding adjustment to goodwill amounted to €43 million as at December 31, 2007 (2006: €301 million; 2005: €354 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

D.15. Consolidated shareholders’ equity

D.15.1. Share capital

The share capital of €2,731,833,288 comprises 1,365,916,644 shares with a par value of €2.

Treasury shares held by the Group are as follows:

Date	Number of shares	%
December 31, 2007	37,725,706	2.76%
December 31, 2006	8,940,598	0.66%
December 31, 2005	58,211,254	4.15%
January 1, 2005	77,207,485	5.47%

Treasury shares are deducted from shareholders’ equity. Gains and losses on disposals of treasury shares are taken directly to equity and not recognized in net income for the period.

Movements in the share capital of the sanofi-aventis parent company over the last three years are presented below:

			(€ million)
Date	Transaction	Number of shares	Share capital	Additional paid-in capital
January 1, 2005		1,411,404,317	2,823	11,625

During 2005	Capital increase by exercise of stock subscription options	4,098,750	8	196
Board meeting of May 31, 2005	Capital reduction by cancellation of treasury shares	(16,234,385)	(32)	(780)
December 23, 2005	Capital increase reserved for employees	2,037,887	4	106

December 31, 2005		1,401,306,569	2,803	11,147

During 2006	Capital increase by exercise of stock subscription options	6,022,984	12	295
Board meeting of February 23, 2006	Capital reduction by cancellation of treasury shares	(48,013,520)	(96)	(2,308)
Shareholders’ meeting of May 31, 2006	Capital increase on merger of Rhône Cooper into sanofi-aventis	118,650	—	4

December 31, 2006		1,359,434,683	2,719	9,138

During 2007	Capital increase by exercise of stock subscription options	4,950,010	10	201
Shareholders’ meeting of May 31, 2007	Capital increase reserved for employees	1,531,951	3	71

December 31, 2007		1,365,916,644	2,732	9,410

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

D.15.2. Consolidated statements of changes in equity

(€ million)	Share capital	Additional paid-in capital and retained earnings	Treasury shares	Stock options	Other items recognized directly in equity	Cumulative translation difference	Attributable to equity holders of the company	Attributable to minority interests	Total equity
Balance at January 1, 2005	2,823	44,205	(4,170)	989	(112)	(2,925)	40,810	462	41,272

Income/(expense) recognized directly in equity	—	—	—	—	(296)	4,250	3,954	37	3,991

Net income for the period	—	2,258	—	—	—	—	2,258	335	2,593

Total recognized income/(expense) for the period	—	2,258	—	—	(296)	4,250	6,212	372	6,584

Dividend paid out of 2004 earnings (€1.20 per share)	—	(1,604)	—	—	—	—	(1,604)	—	(1,604)
Payment of dividends and equivalents to minority shareholders	—	—	—	—	—	—	—	(291)	(291)
Share-based payment:
• Exercise of stock options	8	197	—	—	—	—	205	—	205
• Proceeds from sale of treasury shares on exercise of stock options	—	—	105	—	—	—	105	—	105
• Value of services obtained from employees	—	—	—	199	—	—	199	—	199
• Tax effect of exercise of stock options	—	—	—	60	—	—	60	—	60
Capital increase reserved for employees (excluding stock option plans)	4	137 (1)	—	—	—	—	141	—	141
Reduction in share capital	(32)	(780)	812	—	—	—	—	—
Buyout of minority shareholders	—	—	—	—	—	—	—	(342)	(342)
Other movements	—	—	—	—	—	—	—	(12)	(12)

Balance at December 31, 2005	2,803	44,413	(3,253)	1,248	(408)	1,325	46,128	189	46,317

Income/(expense) recognized directly in equity	—	—	—	—	216	(3,194)	(2,978)	(3)	(2,981)

Net income for the period	—	4,006	—	—	—	—	4,006	393	4,399

Total recognized income/(expense) for the period	—	4,006	—	—	216	(3,194)	1,028	390	1,418

Dividend paid out of 2005 earnings (€1.52 per share)	—	(2,042)	—	—	—	—	(2,042)	—	(2,042)
Payment of dividends and equivalents to minority shareholders	—	—	—	—	—	—	—	(345)	(345)
Share-based payment:
• Exercise of stock options	12	295	—	—	—	—	307	—	307
• Proceeds from sale of treasury shares on exercise of stock options	—	—	50	—	—	—	50	—	50
• Cancellation of Aventis warrants	—	(6)	6	—	—	—	—	—	—
• Value of services obtained from employees	—	—	—	149	—	—	149	—	149
• Tax effect of exercise of stock options	—	—	—	(28)	—	—	(28)	—	(28)
Rhône Cooper merger premium	—	8		—	—	—	8	—	8
Reduction in share capital	(96)	(2,609)	2,705	—	—	—	—	—	—
Buyout of minority shareholders	—	—	—	—	—	—	—	(8)	(8)
Other movements	—	—	—	—	—	—	—	(6)	(6)

Balance at December 31, 2006	2,719	44,065	(492)	1,369	(192)	(1,869)	45,600	220	45,820

Income/(expense) recognized directly in equity	—	—	—	—	165	(2,762)	(2,597)	(1)	(2,598)

Net income for the period	—	5,263	—	—	—	—	5,263	419	5,682

Total recognized income/(expense) for the period	—	5,263	—	—	165	(2,762)	2,666	418	3,084

Dividend paid out of 2006 earnings (€1.75 per share)	—	(2,364)	—	—	—	—	(2,364)	—	(2,364)
Payment of dividends and equivalents to minority shareholders	—	—	—	—	—	—	—	(459)	(459)
Share buyback program	—	—	(1,806)	—	—	—	(1,806)	—	(1,806)
Share-based payment:
• Exercise of stock options	10	201	—	—	—	—	211	—	211
• Proceeds from sale of treasury shares on exercise of stock options	—	—	23	—	—	—	23	—	23
• Value of services obtained from employees	—	—	—	115	—	—	115	—	115
• Tax effect of exercise of stock options	—	—	—	(16)	—	—	(16)	—	(16)
Capital increase reserved for employees (excluding stock option plans)	3	92 (1)	—	—	—	—	95	—	95
Buyout of minority shareholders	—	—	—	—	—	—	—	(2)	(2)
Other movements	—	18	—	—	—	—	18	—	18

Balance at December 31, 2007	2,732	47,275	(2,275)	1,468	(27)	(4,631)	44,542	177	44,719

(1)	Includes discount of €21 million in 2007 and of €31 million in 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

D.15.3. Capital increase reserved for employees (employee share ownership plan)

At its meeting of October 30, 2007, the Board of Directors used the authorization granted by the Shareholders’ Annual General Meeting of May 31, 2007 to launch an employee share ownership plan by carrying out a share issue reserved for employees. The plan involved the issuance of a maximum of 6.8 million shares, ranking for dividend from January 1, 2007 and priced at €48.55 per share. The subscription period was from November 19, 2007 through November 30, 2007, and a total of 1,531,951 shares were subscribed. An expense of €21 million was recognized in respect of this share issue in the income statement for the year ended December 31, 2007.

There were no share issues reserved for employees during 2006.

At its meeting of November 7, 2005, the Board of Directors used the authorization granted by the Shareholders’ Annual General Meeting of May 31, 2005 to launch an employee share ownership plan by carrying out a share issue reserved for employees. The plan involved the issuance of a maximum of 7 million shares, ranking for dividend from January 1, 2005 and priced at €54.09 per share. The subscription period was from November 21, 2005 through December 2, 2005, and a total of 2,037,887 shares were subscribed. An expense of €31 million was recognized in respect of this share issue in the income statement for the year ended December 31, 2005.

D.15.4. Repurchase of sanofi-aventis shares

The Shareholders’ Annual General Meeting of May 31, 2007 authorized a share repurchase program for a period of 18 months. Under this program, sanofi-aventis repurchased 29,366,500 of its own shares for a total amount of €1,806 million (including transaction costs) during the period from July 2, 2007 through December 31, 2007. These shares were repurchased for the purpose of cancellation.

During 2006, sanofi-aventis did not repurchase any of its own shares under the share repurchase programs authorized by the Shareholders’ Annual General Meetings of May 31, 2005 and May 31, 2006.

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

These cancellations had no effect on consolidated shareholders’ equity.

D.15.6. Cumulative translation differences

Cumulative translation differences break down as follows:

(€ million)	December 31, 2007	December 31, 2006	December 31, 2005
Attributable to equity holders of the company	(4,631)	(1,869)	1,325
Attributable to minority interests	(2)	—	2

Total	(4,633)	(1,869)	1,327

The movement in cumulative translation differences during the period was mainly due to the effect of changes in the U.S. dollar exchange rate, primarily on goodwill, intangible assets and deferred taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

In accordance with the accounting policy described in Note B.8.4., cumulative translation differences attributable to equity holders of the company include the post-tax effect of currency hedges of net investments in foreign operations totaling €98 million at December 31, 2007; this amount is unchanged from December 31, 2006 and December 31, 2005.

D.15.7. Other items recognized directly in equity

Movements in other items recognized directly in equity break down as follows:

(€ million)	Year ended December 31, 2007		Year ended December 31, 2006		Year ended December 31, 2005
Balance, beginning of period	(192)		(408)		(112)

Available-for-sale financial assets:
• Change in fair value	(5	)(1)	(27	)(4)	23
• Deferred taxes on these changes in fair value	(10)		(7)		(10)

Derivatives designated as hedging instruments:
• Change in fair value, other than on derivatives relating to held-for-sale assets (see Note D.20.1.b and c)	8	(2)	50	(5)	(82)
• Change in fair value of derivatives relating to held-for-sale assets (Exubera®)	—		7		(7)
• Deferred taxes on these changes in fair value	(3)		(20)		31

Actuarial gains and losses:
• Actuarial gains/(losses)	282	(3)	346	(6)	(384)
• Deferred taxes on actuarial gains and losses	(106)		(133)		133

Balance, end of period	(26)		(192)		(408)

(1)	Includes matching entries for changes recognized in the income statement of €11 million.
(2)	Includes matching entries for changes recognized in the income statement of -€7 million in operating income and -€8 million in financial income/expense.
(3)	Includes a net gain of €6 million relating to investments in associates.
(4)	Includes matching entries for changes recognized in the income statement of -€98 million, of which -€101 million relates to the gain on the sale of the investment in Rhodia.
(5)	Includes matching entries for changes recognized in the income statement of €5 million in operating income and €3 million in financial income/expense.
(6)	Includes a net loss of €8 million relating to investments in associates.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

b) Description of stock option plans

2007 stock subscription option plan granted by sanofi-aventis

On December 13, 2007, the Board of Directors granted 11,988,975 stock subscription options at an exercise price of €62.33 per share.

The vesting period is 4 years and the plan expires on December 13, 2017.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

Details of the terms of exercise of stock purchase options granted under the various plans are presented below in sanofi-aventis share equivalents. The table shows all sanofi-aventis stock purchase option plans still outstanding or under which options were exercised in the year ended December 31, 2007.

Origin	Date of grant	Options granted	Start date of exercise period	Expiration date	Exercise price (€) (1)	Options outstanding at December 31, 2007
Synthélabo	12/15/1993	364,000	12/15/1998	12/15/2013	6.36	8,000
Synthélabo	10/18/1994	330,200	10/18/1999	10/18/2014	6.01	17,100
Synthélabo	12/15/1995	442,000	12/15/2000	12/15/2015	8.50	—
Synthélabo	01/12/1996	208,000	01/12/2001	01/12/2016	8.56	22,170
Synthélabo	04/05/1996	228,800	04/05/2001	04/05/2016	10.85	40,700
Aventis (RPR Inc)	02/20/1997	1,024,346	02/21/1999	02/20/2007	17.75	—
Synthélabo	10/14/1997	262,080	10/14/2002	10/14/2017	19.73	44,974
Synthélabo	06/25/1998	296,400	06/26/2003	06/25/2018	28.38	32,720
Synthélabo	03/30/1999	716,040	03/31/2004	03/30/2019	38.08	336,850
Aventis (Hoechst AG)	09/07/1999	2,930,799	09/08/2002	09/07/2009	41.25	322,242
Sanofi-Synthélabo	05/24/2000	4,292,000	05/25/2004	05/24/2010	43.25	1,871,699
Sanofi-Synthélabo	05/10/2001	2,936,500	05/11/2005	05/10/2011	64.50	2,585,439
Sanofi-Synthélabo	05/22/2002	3,111,850	05/23/2006	05/22/2012	69.94	2,955,850

Total						8,237,744

(1)	The exercise price for stock purchase options issued by Rhône-Poulenc Rorer Inc has been translated into euros at the euro/U.S. dollar exchange rate as of December 31, 2007.

Under IFRS, sanofi-aventis shares acquired to cover stock purchase options are deducted from shareholders’ equity. The exercise of all outstanding stock purchase options would increase shareholders’ equity by €476 million.

Stock subscription option plans

Details of the terms of exercise of stock subscription options granted under the various plans are presented below in sanofi-aventis share equivalents. These options have been granted to certain corporate officers and employees of Group companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

The table shows all sanofi-aventis stock subscription option plans which are still outstanding or for which exercise took place in the year ended December 31, 2007.

Origin	Date of grant	Options granted	Start date of exercise period	Expiration date	Exercise price (€)	Options outstanding at December 31, 2007
Aventis	12/16/1997	4,193,217	01/06/2001	12/16/2007	32.15	—
Aventis	12/15/1998	6,372,000	01/06/2002	12/15/2008	34.14	853,148
Aventis	12/15/1999	5,910,658	01/06/2003	12/15/2009	50.04	2,659,272
Aventis	05/11/2000	877,766	05/11/2003	05/11/2010	49.65	261,349
Aventis	11/14/2000	13,966,871	11/15/2003	11/14/2010	67.93	10,533,451
Aventis	03/29/2001	612,196	03/30/2004	03/29/2011	68.94	551,451
Aventis	11/07/2001	13,374,051	11/08/2004	11/07/2011	71.39	9,976,556
Aventis	03/06/2002	1,173,913	03/07/2005	03/06/2012	69.82	1,173,906
Aventis	11/12/2002	11,775,414	11/13/2005	11/12/2012	51.34	5,592,215
Aventis	12/02/2003	12,012,414	12/03/2006	12/02/2013	40.48	6,861,088
Sanofi-Synthélabo	12/10/2003	4,217,700	12/11/2007	12/10/2013	55.74	3,942,970
Sanofi-aventis	05/31/2005	15,228,505	06/01/2009	05/31/2015	70.38	14,108,660
Sanofi-aventis	12/14/2006	11,772,050	12/15/2010	12/14/2016	66.91	11,534,910
Sanofi-aventis	12/13/2007	11,988,975	12/14/2011	12/13/2017	62.33	11,988,975

Total						80,037,951

The exercise of all outstanding stock subscription options would increase shareholders’ equity by approximately €5,020 million. The exercise of each option results in the issuance of one share.

Summary of stock option plans

A summary of stock options outstanding at each balance sheet date, and of changes during the relevant periods, is presented below:

		Exercise price
	Number of options	Weighted average per share (€)	Total (€ million)
Options outstanding at January 1, 2005	73,254,498	55.34	4,054
of which exercisable	36,471,794	57.25	2,088

Options granted	15,228,505	70.38	1,071
Options exercised	(6,827,577)	44.98	(306)
Options cancelled	(2,301,745)	56.92	(130)
Options forfeited	(22,980)	33.28	(1)

Options outstanding at December 31, 2005	79,330,701	59.10	4,688
of which exercisable	43,860,426	59.60	2,614

Options granted	11,772,050	66.91	788
Options exercised	(7,259,259)	49.56	(360)
Options cancelled	(1,230,478)	62.06	(77)
Options forfeited	(13,354)	18.23	—

Options outstanding at December 31, 2006	82,599,660	61.00	5,039
of which exercisable	50,920,604	58.02	2,954

Options granted	11,988,975	62.33	747
Options exercised	(5,530,880)	42.07	(233)
Options cancelled	(712,658)	68.05	(48)
Options forfeited	(69,402)	29.14	(2)

Options outstanding at December 31, 2007	88,275,695	62.34	5,503
of which exercisable	50,643,150	59.05	2,991

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

The table below provides summary information about options outstanding and exercisable as of December 31, 2007:

	Outstanding			Exercisable
Range of exercise prices per share	Number of options	Average residual life (in years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €1.00 to €10.00 per share	47,270	7.24	7.27	47,270	7.27
From €10.00 to €20.00 per share	85,674	9.07	15.51	85,674	15.51
From €20.00 to €30.00 per share	32,720	10.49	28.38	32,720	28.38
From €30.00 to €40.00 per share	1,189,998	3.87	35.25	1,189,998	35.25
From €40.00 to €50.00 per share	9,316,378	4.97	41.32	9,316,378	41.32
From €50.00 to €60.00 per share	12,194,457	4.58	52.48	12,194,457	52.48
From €60.00 to €70.00 per share	41,323,982	6.81	66.02	17,800,097	67.92
From €70.00 to €80.00 per share	24,085,216	5.94	70.80	9,976,556	71.39

Total	88,275,695			50,643,150

Measurement of stock option plans

The fair value of the plans awarded in 2007, 2006 and 2005 is €143 million, €169 million and €247 million, respectively.

The following assumptions were used in determining the fair value of these plans:

•	Dividend yield: 3.08% (2007 plan), 2.48% (2006 plan), 1.85% (2005 plan).

•	Residual life: 6 years (2007 plan), 6 years (2006 plan), 8 years (2005 plan).

•	Volatility of sanofi-aventis shares, computed on a historical basis: 19.36% (2007 plan), 19.58% (2006 plan), 18.44% (2005 plan).

•	Risk-free interest rate: 4.21% (2007 plan), 3.74% (2006 plan), 3.08% (2005 plan).

The fair value of the options granted in 2007, 2006 and 2005 is €11.92, €14.35 and €16.68 per option, respectively.

The expense recognized for stock option plans, and the matching entry taken to shareholders’ equity, amounted to €115 million in the year ended December 31, 2007 (including €10 million for the Vaccines segment); €149 million in the year ended December 31, 2006 (including €13 million for the Vaccines segment); and €199 million in the year ended December 31, 2005 (including €17 million for the Vaccines segment).

As of December 31, 2007, the total cost related to non-vested share-based compensation arrangements amounted to €321 million, to be recognized over a weighted average period of 3 years. The current tax benefit related to share-based compensation arrangements in 2007 amounted to €19 million (2006: €29 million; 2005: €11 million).

D.15.9. Number of shares used to compute diluted earnings per share

Diluted earnings per share is computed using the number of shares outstanding plus stock options with a potentially dilutive effect.

(in millions)	December 31, 2007	December 31, 2006	December 31, 2005
Average number of shares outstanding	1,346.9	1,346.8	1,336.5
Adjustment for options with potentially dilutive effect	7.0	12.0	10.0
Average number of shares used to compute diluted earnings per share	1,353.9	1,358.8	1,346.5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

In 2007, a total of 65.4 million stock options were not taken into account in the calculation because they did not have a potentially dilutive effect, compared with 26.1 million in 2006 and 42.1 million in 2005.

D.16. Minority interests

Minority interests in consolidated companies break down as follows:

(€ million)	December 31, 2007	December 31, 2006	December 31, 2005
Minority interests of ordinary shareholders:
• BMS (1)	80	127	89
• Aventis Pharma Ltd India	64	54	54
• Maphar	6	6	6
• Sanofi-aventis Pakistan	6	6	6
• Rhône Cooper	—	—	10
• Other	21	27	24

Total	177	220	189

(1)

Under the terms of the agreements with BMS (see Note C.1.), the BMS share of the net assets of entities majority-owned by sanofi-aventis is recognized in Minority interests (refer to the statement of changes in equity in Note D.15.2.).

D.17. Debt, cash and cash equivalents

The table below shows changes in the Group’s financial position over the last three years:

(€ million)	December 31, 2007	December 31, 2006	December 31, 2005
Long-term debt, at amortized cost	3,734	4,499	4,750
Short-term debt and current portion of long-term debt	2,207	2,445	6,425

Total debt	5,941	6,944	11,175

Cash and cash equivalents	(1,711)	(1,153)	(1,249)

Debt, net of cash and cash equivalents	4,230	5,791	9,926

“Debt, net of cash and cash equivalents” is a non-GAAP financial indicator used by management and investors to measure the company’s overall net indebtedness.

Trends in the gearing ratio are shown below:

(€ million)	December 31, 2007	December 31, 2006	December 31, 2005
Debt, net of cash and cash equivalents	4,230	5,791	9,926
Total equity	44,719	45,820	46,317
Gearing ratio	9.5%	12.6%	21.4%

A reconciliation of carrying amount to value on redemption is shown below:

(€ million)	Carrying amount: Dec. 31, 2007	Amortized cost	Adjustment to debt measured at fair value	Value on redemption: Dec. 31, 2007	Value on redemption: Dec. 31, 2006	Value on redemption: Dec. 31, 2005
Long-term debt	3,734	23	(71)	3,686	4,448	4,664
Short-term debt and current portion of long-term debt	2,207	—	(20)	2,187	2,425	6,428

Total debt	5,941	23	(91)	5,873	6,873	11,092

Cash and cash equivalents	(1,711)	—	—	(1,711)	(1,153)	(1,249)

Debt, net of cash and cash equivalents	4,230	23	(91)	4,162	5,720	9,843

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

a) Principal financing transactions during the year

The following refinancing transactions took place during 2007:

•	£200 million bond issue maturing January 2010.

•	€500 million floater bond issue maturing December 2008.

•	¥19.2 billion bond issue maturing July 2009.

•	€200 million floater bond issue maturing July 2009.

•	CHF200 million bond issue maturing January 2010.

•

CHF300 million bond issue maturing December 2015, the total amount of which will be raised to CHF400 million via a supplementary CHF100 million bond issue in February 2008, fungible with the initial issue.

•	€200 million bank loan from the European Investment Bank, maturing December 2012.

•

The expiration of €5.2 billion of tranche A of the €8 billion syndicated bank facility was extended from 2011 to 2012, with €327 million continuing to expire in 2011, following the exercise of the second and final extension option. Tranche B (€2.5 billion) will still expire in 2012.

Two bond issues were redeemed on maturity:

•	€1,000 million May 2005 bond issue, which matured May 30, 2007.

•	CHF100 million November 2003 bond issue, which matured November 12, 2007.

Four €250 million bank loans totaling €1 billion and maturing in March 2008 were repaid ahead of the contractual maturity date in February 2007.

b) Debt, net of cash and cash equivalents by type, at value on redemption

(€ million)	December 31, 2007			December 31, 2006			December 31, 2005
	non-current	current	Total	non-current	current	Total	non-current	current	Total
Bond issues	2,390	1,390	3,780	2,350	1,089	3,439	2,564	1,302	3,866
Credit facility drawdowns	1,000	1	1,001	1,000	2	1,002	1,000	—	1,000
Other bank borrowings	257	266	523	1,055	356	1,411	1,051	390	1,441
Commercial paper	—	102	102	—	603	603	—	4,353	4,353
Finance lease obligations	25	4	29	29	4	33	33	5	38
Other borrowings	14	1	15	14	1	15	16	—	16
Bank credit balances	—	423	423	—	370	370	—	378	378

Total debt	3,686	2,187	5,873	4,448	2,425	6,873	4,664	6,428	11,092

Cash and cash equivalents	—	(1,711)	(1,711)	—	(1,153)	(1,153)	—	(1,249)	(1,249)

Debt, net of cash and cash equivalents	3,686	476	4,162	4,448	1,272	5,720	4,664	5,179	9,843

The bond issues, quoted on the Luxembourg stock exchange under Euro Medium Term Note (EMTN) documentation, comprise:

•	€1,500 million of bonds issued in September 2003 and maturing 2010, bearing annual interest of 4.25%.

•	€1,250 million of bonds issued in two tranches in December 2006 and May 2007 and maturing December 2008, bearing floating-rate interest indexed to 3-month Euribor.

•

€100 million of bonds issued in December 2006 and maturing December 2009, bearing floating-rate interest indexed to 3-month Euribor. The bondholders have an early redemption option exercisable in June 2008, December 2008 or June 2009.

•	£200 million of bonds issued in January 2007 and maturing January 2010, bearing annual interest of 5.50% and swapped into euros at a floating rate indexed to 3-month Euribor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

•	¥19.2 billion of bonds issued in July 2007 and maturing July 2009, bearing annual interest of 0.217% and swapped into euros at a floating rate indexed to 3-month Euribor.

•	€200 million of bonds issued in July 2007 and maturing July 2009, bearing interest at 3-month Euribor.

•	CHF200 million of bonds issued in December 2007 and maturing January 2010, bearing annual interest of 2.75% and swapped into euros at a floating rate indexed to 6-month Euribor.

•	CHF300 million of bonds issued in December 2007 and maturing December 2015, bearing annual interest of 3.375% and swapped into euros at a fixed rate of 4.869%.

Credit facility drawdowns and commercial paper relate to the following programs and agreements:

•	Syndicated bank facility of €8 billion, of which €327 million expire in 2011 and €7.7 billion in 2012. As of December 31, 2007, drawdowns under this facility totaled €1 billion.

•

Syndicated 364-day bank facility of an initial amount of €5 billion with four 364-day extension options and a one-year term out option. The first three extension options have been exercised, thereby extending the initial expiry of the facility from January 2006 to January 2009. With effect from January 2008, the amount of this facility will be €4.1 billion.

•

Two bilateral 364-day bank facilities totaling $1.1 billion (€0.7 billion), comprising $0.5 billion expiring December 2008 and $0.6 billion expiring February 2008 (extended in January 2008, now expiring February 2009).

These short-term bank facilities, which are confirmed but have not been drawn down, are being used to back two commercial paper programs, of €6 billion in France and $3 billion in the United States. In 2007, the average drawdown under these programs was €0.5 billion (minimum €0.1 billion, maximum €1.4 billion). At December 31, 2007, drawdowns under these programs amounted to €102 million.

The financing in place at December 31, 2007 is not subject to covenants regarding financial ratios, and contains no clauses linking credit spreads or fees to sanofi-aventis credit rating.

The line “Other borrowings” mainly includes:

•	Participating shares issued between 1983 and 1987, of which 103,446 remain outstanding, valued at €14 million.

•	Series A participating shares issued in 1989, of which 3,296 remain outstanding, valued at €0.2 million.

c) Debt by maturity, at value on redemption

	December 31, 2007
(€ million)	Total	Current 2008	Non-current
			2009	2010	2011	2012	2013 and later
Bond issues (1)	3,780	1,390	316	1,894	—	—	180
Credit facility drawdowns (2)	1,001	1	—	—	—	1,000	—
Other bank borrowings	523	266	15	12	9	216	5
Commercial paper	102	102	—	—	—	—	—
Finance lease obligations	29	4	4	3	6	6	6
Other borrowings	15	1	—	—	—	—	14
Bank credit balances	423	423	—	—	—	—	—

Total debt	5,873	2,187	335	1,909	15	1,222	205

Cash and cash equivalents	(1,711)	(1,711)	—	—	—	—	—

Debt, net of cash and cash equivalents	4,162	476	335	1,909	15	1,222	205

(1)	The maturity used for the €100 million bond issue is the date of the bondholders’ first early redemption option (June 2008).
(2)	Maturities used for credit facility drawdowns are those of the facility, not the drawdown.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

	December 31, 2006
(€ million)	Total	Current 2007	Non-current
			2008	2009	2010	2011	2012 and later
Bond issues (1)	3,439	1,089	850	—	1,500	—	—
Credit facility drawdowns (2)	1,002	2	—	—	—	—	1,000
Other bank borrowings	1,411	356	1,014	12	21	3	5
Commercial paper	603	603	—	—	—	—	—
Finance lease obligations	33	4	4	4	3	6	12
Other borrowings	15	1	—	—	—	—	14
Bank credit balances	370	370	—	—	—	—	—

Total debt	6,873	2,425	1,868	16	1,524	9	1,031

Cash and cash equivalents	(1,153)	(1,153)	—	—	—	—	—

Debt, net of cash and cash equivalents	5,720	1,272	1,868	16	1,524	9	1,031

(1)	The maturity used for the €100 million bond issue is the date of the bondholders’ first early redemption option (June 2008).
(2)	Maturities used for credit facility drawdowns are those of the facility, not the drawdown.

	December 31, 2005
(€ million)	Total	Current 2006	Non-current
			2007	2008	2009	2010	2011 and later
Bond issues	3,866	1,302	1,064	—	—	1,500	—
Credit facility drawdowns (1)	1,000	—	—	—	—	—	1,000
Other bank borrowings	1,441	390	11	1,013	11	12	4
Commercial paper	4,353	4,353	—	—	—	—	—
Finance lease obligations	38	5	4	4	4	3	18
Other borrowings	16	—	—	—	—	—	16
Bank credit balances	378	378	—	—	—	—	—

Total debt	11,092	6,428	1,079	1,017	15	1,515	1,038

Cash and cash equivalents	(1,249)	(1,249)	—	—	—	—	—

Debt, net of cash and cash equivalents	9,843	5,179	1,079	1,017	15	1,515	1,038

(1)	Maturities used for credit facility drawdowns are those of the facility, not the drawdown.

The main undrawn confirmed credit facilities at December 31, 2007 break down as follows:

Year of expiry	Undrawn confirmed credit facilities available (€ million)
2008	1,566
2009	4,080
2011	327
2012	6,673
2013	—

Total	12,646

Confirmed credit facilities mainly include:

•	€8 billion syndicated credit facility expiring in 2011 (€0.3 billion, undrawn) and in 2012 (€7.7 billion, of which €1 billion was drawn down at December 31, 2007 and €6.7 billion was undrawn).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

•

Confirmed bank facilities available for backing commercial paper programs (of which €5.6 billion was not being used to back commercial paper programs at December 31, 2007). The Group also has €0.1 billion of undrawn confirmed bank facilities that were being used to back outstanding French and U.S. commercial paper programs at December 31, 2007.

As of December 31, 2007, no single counterparty represented more than 13% of undrawn confirmed credit facilities.

d) Debt by interest rate type, at value on redemption

The tables below split total debt, net of cash and cash equivalents between fixed and floating rate, and by maturity or contractual repricing date, at December 31, 2007, December 31, 2006 and December 31, 2005. The figures shown are the value on redemption, before the effects of derivative instruments:

	December 31, 2007
(€ million)	Total	2008	2009	2010	2011	2012	2013 and later
Fixed-rate	2,402	—	116	1,894	6	206	180
% fixed-rate	58%

Floating-rate (maturity based on contractual repricing date)	1,760	476	219	15	9	1,016	25
% floating-rate	42%

Debt, net of cash and cash equivalents	4,162	476	335	1,909	15	1,222	205

	December 31, 2006
(€ million)	Total	2007	2008	2009	2010	2011	2012 and later
Fixed-rate	1,565	65	—	—	1,500	—	—
% fixed-rate	27%

Floating-rate (maturity based on contractual repricing date)	4,155	4,155	—	—	—	—	—
% floating-rate	73%

Debt, net of cash and cash equivalents	5,720	4,220	—	—	1,500	—	—

	December 31, 2005
(€ million)	Total	2006	2007	2008	2009	2010	2011 and later
Fixed-rate	2,920	1,264	75	14	14	1,517	36
% fixed-rate	30%

Floating-rate (maturity based on contractual repricing date)	6,923	6,923	—	—	—	—	—
% floating-rate	70%

Debt, net of cash and cash equivalents	9,843	8,187	75	14	14	1,517	36

Floating-rate debt is generally indexed to euro zone interbank offered rates (Euribor).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

In order to reduce the amount and volatility of the cost of debt, sanofi-aventis has contracted derivative instruments (swaps, caps, combinations of purchases of caps and sales of floors). This has the effect of altering the fixed/floating split and the maturity based on contractual repricing dates:

	December 31, 2007
(€ million)	Total	2008	2009	2010	2011	2012	2013 and later
Fixed-rate	2,892	—	—	1,500	6	1,206	180
% fixed-rate	69%

Floating-rate	1,270	476	335	409	9	16	25
% floating-rate	31%

Debt, net of cash and cash equivalents	4,162	476	335	1,909	15	1,222	205

	December 31, 2006

(€ million)	Total	2007	2008	2009	2010	2011	2012 and later
Fixed-rate	2,500	—	—	—	1,500	—	1,000
% fixed-rate	44%

Capped rates	750	750	—	—	—	—	—

limits [cap]	250	[4.00%]	—
limits [floor; cap]	500	[3.68%; 4.00%]	—
% at capped rates	13%

Floating-rate	2,470	2,470	—	—	—	—	—
% floating-rate	43%

Debt, net of cash and cash equivalents	5,720	3,220	—	—	1,500	—	1,000

	December 31, 2005
(€ million)	Total	2006	2007	2008	2009	2010	2011 and later
Fixed-rate	4,855	2,264	10	14	14	1,517	1,036
% fixed-rate	49%	33%

Capped rates	3,250	3,000	250	—	—	—	—
Limits [floor; cap]		[2.28%; 3.23%]	[0%; 4%]
% at capped rates	33%	43%

Floating-rate	1,738	1,738	—	—	—	—	—
% floating-rate	18%	24%

Debt, net of cash and cash equivalents	9,843	7,002	260	14	14	1,517	1,036

The weighted average interest rate on debt, net of cash and cash equivalents at December 31, 2007 was 4.4% before derivative instruments and 4.2% after derivative instruments.

Based on the Group’s level of debt, and taking account of derivative instruments in place at December 31, 2007, the sensitivity of pre-tax net income and equity for the year ending December 31, 2008 to movements in market interest rates affecting the entire year is as follows:

Assumptions of change in 3-month Euribor interest rate	Impact on pre-tax net income (€ million)	Impact on income/(expense) recognized directly in equity, before tax (€ million)
+ 100 bp	(17)	33
+ 25 bp	(4)	8
- 25 bp	4	(9)
- 100 bp	17	(35)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

e) Debt, net of cash and cash equivalents by currency, at value on redemption

The tables below show debt, net of cash and cash equivalents by currency at December 31, 2007, 2006 and 2005, before and after taking account of derivative instruments contracted to convert third-party debt into the functional currency of the borrower entity:

	December 31, 2007
(€ million)	Before derivative instruments	%	After derivative instruments	%
EUR	3,400	82%	4,192	101%
CHF	281	7%	(19)	—
GBP	193	4%	(81)	(2%)
USD	178	4%	78	1%
JPY	117	3%	1	—
Other currencies	(7)	—	(9)	—

Debt, net of cash and cash equivalents	4,162	100%	4,162	100%

	December 31, 2006
(€ million)	Before derivative instruments	%	After derivative instruments	%
EUR	5,422	95%	5,563	98%
USD	93	1%	17	—
Other currencies	205	4%	140	2%

Debt, net of cash and cash equivalents	5,720	100%	5,720	100%

	December 31, 2005
(€ million)	Before derivative instruments	%	After derivative instruments	%
EUR	8,469	86%	10,121	103%
USD	1,555	16%	20	—
Other currencies	(181)	(2%)	(298)	(3%)

Debt, net of cash and cash equivalents	9,843	100%	9,843	100%

f) Market value of debt, net of cash and cash equivalents

The market value of debt, net of cash and cash equivalents (excluding derivative instruments) at December 31, 2007 was €4,162 million (December 31, 2006: €5,741 million; December 31, 2005: €9,930 million), compared with a carrying amount of €4,230 million (December 31, 2006: €5,791 million; December 31, 2005: €9,926 million).

Interest rate and currency derivatives contracted for debt management purposes had a positive fair value of €29 million at December 31, 2007, compared with €40 million at December 31, 2006 (see Note D.20.).

g) Future contractual cash flows relating to debt and debt hedging instruments

The table below shows the amount of future contractual undiscounted cash flows (principal and interest) relating to debt and to derivative instruments designated as hedges of debt as at December 31, 2007:

	December 31, 2007
(€ million)	Contractual cash flows by maturity
	Total	2008	2009	2010	2011	2012	2013 and later
Debt	6,509	2,376	488	2,056	80	1,252	257
– principal	5,831	2,145	335	1,909	15	1,222	205
– interest	678	231	153	147	65	30	52
Net cash flows related to derivative instruments	(4)	(5)	(3)	5	(11)	(1)	11

Total	6,505	2,371	485	2,061	69	1,251	268

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

Future contractual cash flows are shown on the basis of the carrying amount in the balance sheet as of the reporting date, without reference to any subsequent management decision that might materially alter the structure of sanofi-aventis debt or hedging policy.

Maturities used for credit facility drawdowns are those of the facility, not the drawdown.

The table below shows the amount of future contractual undiscounted cash flows (principal and interest) relating to debt and to derivative instruments designated as hedges of debt as at December 31, 2006:

	December 31, 2006
(€ million)	Contractual cash flows by maturity
	Total	2007	2008	2009	2010	2011	2012 and later
Debt	7,528	2,615	2,023	126	1,633	54	1,077
– principal	6,849	2,399	1,868	16	1,524	10	1,032
– interest	679	216	155	110	109	44	45
Net cash flows related to derivative instruments	(45)	(6)	(10)	(9)	(9)	(9)	(2)

Total	7,483	2,609	2,013	117	1,624	45	1,075

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

D.18. Provisions and other non-current liabilities

Provisions and other non-current liabilities break down as follows:

(€ million)	Provisions for pensions and other long-term benefits (2) (D.18.1.)	Restructuring provisions (D.18.2.)	Other provisions (D.18.3.)	Other non-current liabilities (D 18.4.)	Total
January 1, 2005	3,821	114	3,019	376	7,330

Changes in scope of consolidation	(7)	—	—	—	(7)
Charged during the period	345	89	535	3	972
Provisions utilized	(412)	(26)	(251)	(7)	(696)
Reversals of unutilized provisions (3)	(43)	(5)	(274)	—	(322)
Transfers (1)	78	(26)	176	14	242
Unwinding of discount	—	2	43	6	51
Unrealized foreign exchange gain/loss	—	—	—	(9)	(9)
Translation differences	93	3	178	31	305
Actuarial gains/losses on defined-benefit plans	384	—	—	—	384

December 31, 2005	4,259	151	3,426	414	8,250

Changes in scope of consolidation	(2)	—	1	—	(1)
Charged during the period	348	98	931	22	1,399
Provisions utilized	(414)	(54)	(240)	(53)	(761)
Reversals of unutilized provisions (3)	(27)	(11)	(440)	—	(478)
Transfers (1)	94	35	(46)	(47)	36
Unwinding of discount	—	1	31	6	38
Unrealized foreign exchange gain/loss	—	—	—	(6)	(6)
Translation differences	(66)	(2)	(109)	(27)	(204)
Actuarial gains/losses on defined-benefit plans	(353)	—	—	—	(353)

December 31, 2006	3,839	218	3,554	309	7,920

Changes in scope of consolidation	—	—	1	—	1
Charged during the period	346	64	670	—	1,080
Provisions utilized (4)	(401)	(26)	(171)	(186)	(784)
Reversals of unutilized provisions (3)	(14)	(12)	(614)	—	(640)
Transfers (1)	(1)	(54)	(285)	35	(305)
Unwinding of discount	—	—	35	4	39
Unrealized foreign exchange gain/loss	—	—	—	(6)	(6)
Translation differences	(94)	(2)	(64)	(11)	(171)
Actuarial gains/losses on defined-benefit plans	(277)	—	—	—	(277)

December 31, 2007	3,398	188	3,126	145	6,857

(1)	This line includes, in particular, transfers between current and non-current provisions.
(2)

€3,104 million at December 31, 2007, €3,555 million at December 31, 2006 and €4,014 million at December 31, 2005 for pensions and other long-term employee benefits, plus €294 million at December 31, 2007, €284 million at December 31, 2006 and €245 million at December 31, 2005 for other post-employment benefits (see Note D.18.1.).

(3)	Reversals of unutilized provisions:
-	Reversals of unutilized provisions for pensions and other long-term benefits are due to the effect of plan curtailments (see Note D.18.1.). In both 2007 and 2006, plan curtailments related mainly to early retirement programs in France.
-	Reversals of other provisions relate mainly to provisions for tax exposures, reversed either because (i) the risk exposure became time-barred during the reporting period or (ii) the tax dispute was settled during the period and the outcome proved more favorable than expected for sanofi-aventis.
(4)	Reversals of utilized provisions:
-	In other non-current liabilities, settlement of the Carderm liability for €184 million (see Note D.18.4.).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

Actuarial valuations of the Group’s benefit obligations were computed as of December 31, 2007, 2006 and 2005. The calculations incorporate the following:

•	Assumptions on staff turnover and life expectancy, specific to each country.

•

A retirement age of 60 to 65 for a total working life allowing for full rate retirement rights for French employees, and retirement assumptions reflecting local economic and demographic factors specific to foreign employees.

•	A salary inflation rate for the principal countries ranging from 2.75% to 5% at December 31, 2007, from 2.75% to 5.6% at December 31, 2006, and from 3% to 4.5% at December 31, 2005.

•	An annuity inflation rate for the principal countries ranging from 2% to 4% at December 31, 2007, and from 2% to 3% at December 31, 2006 and December 31, 2005.

•	A weighted average long-term healthcare cost inflation rate of 4.49% at December 31, 2007, 4.82% at December 31, 2006, and 4.88% at December 31, 2005, applied to post-employment benefits.

•	Discount rates used to determine the present value of defined benefit obligations at the balance sheet date, as shown in the table below:

	Pensions and other long-term benefits				Other post-employment benefits
	Year ended December 31,				Year ended December 31,
Discount rate	2007		2006	2005	2007	2006	2005
Weighted average for all regions:	5.42%		4.80%	4.58%	5.93%	5.62%	5.51%
- Euro zone	5% or 5.25	%(1)	4.25% or 4.50%	4% or 4.25%	5.25%	4.50%	—
- United States	6%		5.75%	5.50%	6%	5.75%	5.50%
- United Kingdom	5.75%		5%	5%	5.75%	5%	5%

(1)	Depends on the term of the plan: 5% medium-term, 5.25% long-term.

The discount rates used are based on market rates for high quality corporate bonds (AA) the term of which approximates that of the expected benefit payments of the plans. The main indices used in 2007 were Iboxx Corporates AA in Europe and the Citigroup Pension Liability Index in the United States.

Sensitivity analysis shows that a 0.5% rise in discount rates would reduce sanofi-aventis obligation by approximately €400 million.

•

Expected long-term rates of return for plan assets which (depending on the company) range from 2.5% to 12% for the year ended December 31, 2007, 2% to 11.5% for the year ended December 31, 2006, and 3.75% to 11.3% for the year ended December 31, 2005. The majority of fund assets are invested in Germany, the United States and the United Kingdom. The long-term rates of return used are as follows:

	Pensions and other long-term benefits			Other post-employment benefits
	Year ended December 31,			Year ended December 31,
Expected long-term rate of return on plan assets	2007	2006	2005	2007	2006	2005
Weighted average for all regions	7.01%	6.67%	6.65%	8%	7.75%	—
- Germany	7%	6.50%	6.25%	—	—	—
- United States	8%	7.75%	7.53%	8%	7.75%	—
- United Kingdom	6.75%	6.55%	6.97%	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

The average long-term rate of return on plan assets was determined on the basis of actual long-term rates of return in the financial markets. These returns vary according to the asset category (equities, bonds, real estate, other). As a general rule, sanofi-aventis applies the risk premium concept in assessing the return on equities relative to bond yields.

The table below reconciles the net obligation in respect of the Group’s pension plans and other employee benefits with the amounts recognized in the consolidated financial statements:

(€ million)	Pensions and other long-term benefits			Other post-employment benefits (healthcare cover)
	Year ended December 31,			Year ended December 31,
	2007	2006	2005	2007	2006	2005
Valuation of obligation:
Beginning of period	9,187	9,425	8,225	321	224	182
Service cost	236	276	238	13	16	7
Interest cost	414	407	393	18	17	11
Actuarial (gain)/loss	(437)	(172)	815	(12)	(2)	31
Contributions from plan members	6	9	10	—	—	—
Plan amendments	(24)	(11)	13	45	(2)	(19)
Translation differences	(326)	(179)	276	(29)	(34)	26
Plan curtailments/settlements	(51)	(23)	(56)	—	—	(1)
Changes in scope of consolidation, transfers	(5)	(44)	(4)	—	122	—
Benefits paid	(519)	(501)	(485)	(17)	(20)	(13)

Obligation at end of period	8,481	9,187	9,425	339	321	224

Fair value of plan assets:
Beginning of period	5,575	5,350	4,512	56	—	—
Expected return on plan assets	366	343	331	4	4	—
Difference between actual and expected return on plan assets	(161)	189	357	1	2	—
Translation differences	(257)	(129)	222	(6)	(6)	—
Contributions from plan members	6	9	9	—	—	—
Employer’s contributions	146	274	332	—	—	13
Plan settlements	(39)	—	(1)	—	—	—
Changes in scope of consolidation, transfers	—	(83)	3	—	60	—
Benefits paid	(274)	(378)	(415)	(4)	(4)	(13)

Fair value of plan assets at end of period	5,362	5,575	5,350	51	56	—

Net amount shown in the balance sheet:
Net obligation	3,119	3,612	4,075	288	265	224
Unrecognized past service cost	(28)	(60)	(61)	6	19	21
Effect of asset ceiling	6	—	—	—	—	—

Net amount shown in the balance sheet	3,097	3,552	4,014	294	284	245

Amounts recognized in the balance sheet:
Pre-funded obligations (see Note D.7.)	(7)	(3)	(3)	—	—	—
Obligations provided for (1)	3,104	3,555	4,014	294	284	245

Net amount recognized	3,097	3,552	4,011	294	284	245

Benefit cost for the period:
Service cost	236	276	238	13	16	7
Interest cost	414	407	393	18	17	11
Expected return on plan assets	(366)	(343)	(331)	(4)	(4)	—
Amortization of past service cost	9	(10)	19	34	(2)	—
Recognition of actuarial (gains)/losses	(8)	(9)	11	—	—	(1)
Effect of plan settlements	(9)	—	—	—	—	—
Effect of plan curtailments	(3)	(27)	(42)	—	—	(1)

Benefit cost for the period	273	294	288	61	27	16

(1)

Long-term benefits awarded to employees prior to retirement (mainly discretionary bonuses, long service awards and deferred compensation plans) accounted for €367 million as of December 31, 2007, €379 million as of December 31, 2006 (including €101 million transferred from other current liabilities to long-term benefits in 2006), and €280 million of provisions as of December 31, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

The net actuarial gain arising during the year ended December 31, 2007 amounted to €289 million, after taking account of €135 million of actuarial losses relating to experience adjustments (versus a net actuarial gain of €359 million for the year ended December 31, 2006, after taking account of €126 million of actuarial gains relating to experience adjustments). Details of these experience adjustments are as follows:

-	Actuarial losses of €160 million generated by the difference between the fair value of plan assets and the expected return on plan assets as of December 31, 2007 (versus actuarial gains of €191 million as of December 31, 2006).

-	Actuarial gains of €25 million on the obligation for pensions and other employee benefits as of December 31, 2007 (versus actuarial losses of €65 million as of December 31, 2006).

The net pre-tax actuarial gain recognized directly in equity amounted to €159 million at December 31, 2007 (compared with €438 million at December 31, 2006).

As of December 31, 2007, the present value of obligations in respect of pensions and similar benefits under wholly or partially funded plans was €6,557 million, and the present value of unfunded obligations was €1,924 million (compared with, respectively, €7,252 million and €1,935 million at December 31, 2006 and with €7,442 million and €1,983 million at December 31, 2005).

In Germany, sanofi-aventis is a member of a Pensionskasse multi-employer plan. This is a defined contribution plan which covers the current level of annuities. However, the obligation arising from future increases in annuity rates is recognized as part of the overall pension obligation; it amounted to €428 million at December 31, 2007, €465 million at December 31, 2006 and €463 million at December 31, 2005.

The table below shows the sensitivity of (i) the pension cost recognized in the income statement, and (ii) the obligation in the balance sheet, to changes in healthcare costs associated with post-employment benefits.

(€ million)	Sensitivity of assumptions 2007
1% increase in healthcare costs
• Impact on pension cost for the period	2
• Impact on obligation in the balance sheet	21
1% reduction in healthcare costs
• Impact on pension cost for the period	(3)
• Impact on obligation in the balance sheet	(18)

The total cost relating to pensions and other benefits (excluding the effect of plan curtailments and settlements) for 2007 was €346 million, compared with €348 million in 2006 and €347 million in 2005, split as follows:

•	Selling and general expenses: €200 million in 2007, €201 million in 2006, and €206 million in 2005

•	Cost of sales: €87 million in 2007, €87 million in 2006, and €81 million in 2005

•	Research and development expenses: €59 million in 2007, €60 million in 2006, and €60 million in 2005

The weighted average allocation of funds invested in Group pension plans is shown below:

	Funds invested
Asset category (percentage)	2007	2006	2005
Equities	51%	54%	58%
Bonds	47%	43%	41%
Other: real estate, cash	2%	3%	1%

Total	100%	100%	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

The target allocation of investments at December 31, 2007 was not materially different from the actual allocation at December 31, 2006 and December 31, 2005.

The table below shows the expected cash outflows on pensions and other post-employment benefits over the next ten years:

(€ million)	Pensions and similar benefits
Estimated employer’s contribution in 2008	181

Estimated benefit payments:
2008	484
2009	497
2010	537
2011	545
2012	552
2013 through 2017	3,147

D.18.2. Restructuring provisions

The table below shows movements in restructuring provisions classified in Other non-current liabilities and Other current liabilities:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Balance, beginning of period	496	562	478
of which:
• Classified in “Other non-current liabilities”	218	151	114
• Classified in “Other current liabilities”	278	411	364

Change in provisions recognized in profit or loss for the period	180	231	560
Provisions utilized	(273)	(319)	(470)
Transfers	—	36	(33)
Unwinding of discount	—	1	2
Changes in scope of consolidation	—	—	(1)
Translation differences	(8)	(15)	26

Balance, end of period	395	496	562

of which:
• Classified in “Other non-current liabilities”	188	218	151
• Classified in “Other current liabilities”	207	278	411

Charges to restructuring provisions mainly relate to reorganization plans initiated further to measures taken by sanofi-aventis in response to the changing economic environment in Europe, primarily France and Germany. For a breakdown of restructuring costs for the period by type, see Note D.27.

The restructuring provisions classified in Other current liabilities at December 31, 2007 relate primarily to the early retirement program in Germany, and to the residual obligation in respect of restructuring carried out in connection with the sanofi-aventis merger, especially in the United States and France.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

D.18.3. Other provisions

Other provisions include provisions for environmental, tax, commercial and product liability risks, and for litigation.

(€ million)	December 31, 2007	December 31, 2006	December 31, 2005
Tax risks	1,645	1,858	1,664
Environmental risks and remediation	494	528	529
Product liability risks, litigation and other	987	1,168	1,233

Total	3,126	3,554	3,426

Provisions for tax risks are recorded if the Group is exposed to a probable risk resulting from a tax position adopted by the Group or a subsidiary, and the risk has been quantified at the balance sheet date.

Provisions for environmental risks and remediation mainly relate to contingencies arising from business divestments.

Identified environmental risks are covered by provisions estimated on the basis of the costs sanofi-aventis believes it will be obliged to meet over a period not exceeding (other than in exceptional cases) 30 years. Sanofi-aventis expects that €314 million of these provisions will be utilized over the period from 2008 through 2012.

“Product liability risks, litigation and other” mainly comprises provisions for risks relating to product liability, government investigations, regulatory or competition law claims or contingencies arising from business divestments (other than environmental risks).

The main pending legal and arbitral proceedings and government investigations are described in Note D.22.

A full risk and litigation assessment is performed with the assistance of the Group’s legal advisers, and provisions are recorded as required by circumstances in accordance with the principles described in Note B.12.

D.18.4. Other non-current liabilities

In 2006 and 2005, these liabilities included a liability related to Carderm (€190 million at December 31, 2006; €212 million at December 31, 2005).

On June 28, 2001, a financial investor paid $250 million to acquire preferred shares in Carderm Capital LP (Carderm), which owned certain assets of Aventis Pharma US. These preferred shares, representing a financial interest of 36.7% in Carderm, were entitled to preferred remuneration. The sanofi-aventis Group was the principal shareholder of Carderm, owning 63.3% of the capital and exercising control over its management. Carderm was included in the sanofi-aventis consolidated financial statements using the full consolidation method.

With effect from March 10, 2007, the holder of the preferred shares was entitled to offer sanofi-aventis the option of repurchasing them, subject to certain conditions. Under the terms of the agreement between the parties, sanofi-aventis repurchased the preferred shares in June 2007 for $250 million.

The fair value of this financial instrument was €190 million at December 31, 2006 and €215 million at December 31, 2005. The change in the value of the redeemable partnership interest between December 31, 2005 and December 31, 2006 was mainly due to the fall in value of the U.S. dollar against euro over the period.

At December 31, 2005, this item also included a derivative instrument relating to Rhodia shares valued at €54 million. This equity instrument was closed out in early April 2006, generating a gain of €6 million recognized in the income statement in 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

D.19. Other current liabilities

Other current liabilities break down as follows:

(€ million)	December 31, 2007	December 31, 2006	December 31, 2005
Taxes payable	797	956	1,039
Employee-related liabilities	1,337	1,298	1,490
Restructuring provisions (see Note D.18.2.)	207	278	411
Interest rate derivatives (see Note D.20.)	—	2	1
Currency derivatives (see Note D.20.)	187	20	47
Amounts payable for acquisitions of non-current assets	429	275	207
Other liabilities	1,756	1,996	2,348

Total	4,713	4,825	5,543

This item includes the current portion of provisions for litigation, product returns and other risks; amounts due to associates (see Note D.6.); and amounts due to governmental agencies and the healthcare authorities (see Note D.23.).

D.20. Derivative financial instruments and market risks

The table below shows the fair value of derivative instruments as of December 31, 2007:

(€ million)	Non-current assets	Current assets	Total assets	Non-current liabilities	Current liabilities	Total liabilities	Fair value at Dec. 31, 2007 (net)	Fair value at Dec. 31, 2006 (net)	Fair value at Dec. 31, 2005 (net)
Currency derivatives	—	67	67	—	(187)	(187)	(120)	50	210
• operational	—	39	39	—	(6)	(6)	33	6	(25)
• financial	—	28	28	—	(181)	(181)	(153)	44	235
• net investment hedges	—	—	—	—	—	—	—	—	—
Interest rate derivatives	50	—	50	(21)	—	(21)	29	40	35
Equity derivatives	—	—	—	—	—	—	—	163	63

Total	50	67	117	(21)	(187)	(208)	(91)	253	308

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

Sanofi-aventis performs periodic reviews of its transactions and contractual agreements in order to identify any embedded derivatives, which are accounted for separately from the host contract in accordance with IAS 39. As of December 31, 2007, sanofi-aventis had no material embedded derivatives.

Counterparty risk

All currency and interest rate hedges, and all investments of surplus cash, are contracted with leading banks. No one counterparty accounts for more than 13% of the Group’s currency or interest rate positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

D.20.1. Currency and interest rate derivatives

a) Valuation methods

Sanofi-aventis estimates the fair value of financial instruments using methods and data based on financial market sources, as described below:

•  Currency forward and options contracts:

Market data	Source
Spot price	ECB Fixing
Interest rates: less than 1 year	LIFFE Mid Money Market and interest rate futures
Interest rates: more than 1 year	Mid Zero Coupon
Volatility	Reuters Mid ATM

Instrument	Model used
Forward contracts: less than 1 year	Proportional formula
Forward contracts: more than 1 year	Actuarial formula
Plain vanilla options	Black and Scholes

•  Interest rate forward and options contracts:

Fair values are computed using a zero coupon yield curve for each currency, based on market instruments:

Market data	Source
Interest rates: less than 1 year	LIFFE Mid Money Market and interest rate futures
Interest rates: less than 2 years	Mid Zero Coupon
Interest rates: more than 2 years	Mid Zero Coupon
Cap/Floor volatility	Bloomberg volatility matrix, per strike

Instrument	Model used
Swap	NAV/cash flow projection
Cross currency	As for swap + ECB fixing for conversion
Plain vanilla options	Black and Scholes

b) Currency derivatives used to manage operational risk exposures

Sanofi-aventis operates a foreign exchange risk hedging policy to reduce the exposure of operating income to fluctuations in foreign currencies, in particular the U.S. dollar. This policy involves regular assessments of the Group’s worldwide foreign currency exposure, based on budget estimates of foreign-currency transactions to be carried out by the parent company and its subsidiaries. These transactions mainly comprise sales, purchases, research costs, co-marketing and co-promotion expenses, and royalties. To reduce the exposure of these transactions to exchange rate movements, sanofi-aventis contracts economic hedges using liquid financial instruments such as forward purchases and sales of currency, call and put options, and combinations of currency options (collars).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

December 31, 2007	Notional amount	Fair value	Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)			Notional amount	Fair value	of which recognized in equity	Notional amount	Fair value
Forward currency sales	2,205	30	486	8	8	1,719	22
• of which U.S. dollar	1,288	20	239	3	3	1,049	17
• of which Russian rouble	224	—	—	—	—	224	—
• of which Japanese yen	132	4	77	4	3	55	1
• of which Pound sterling	119	3	—	—	—	119	3
• of which Polish zloty	62	(2)	33	(1)	(1)	29	—
• of which Australian dollar	45	2	36	2	2	9	—
• of which Mexican peso	43	1	19	—	—	24	1
• of which Turkish lira	39	—	—	—	—	39	—
• of which Korean won	33	1	—	—	—	33	1
• of which Slovakian koruna	33	—	10	—	—	23	—
Forward currency purchases	464	—	—	—	—	464	—
• of which Hungarian forint	214	1	—	—	—	214	1
• of which Swiss franc	54	—	—	—	—	54	—
• of which U.S. dollar	48	(1)	—	—	—	48	(1)
• of which Canadian dollar	47	—	—	—	—	47	—
Put options purchased	409	4	15	1	1	394	3
• of which U.S. dollar knock-out options (1)	326	3	—	—	—	326	3
Call options written	741	(1)	15	—	—	726	(1)
• of which U.S. dollar knock-out options (1)	652	(2)	—	—	—	652	(2)
Put options written	12	—	—	—	—	12	—

Total	3,831	33	516	9	9	3,315	24

(1)	Knock-out options expire worthless once a specified level of gain is reached.

As of December 31, 2007, none of these instruments had an expiry date after December 31, 2008.

These positions hedge:

•

all material future foreign-currency cash flows arising after the balance sheet date in relation to transactions carried out during the year ended December 31, 2007 and recognized in the balance sheet at that date. Gains and losses on hedging instruments (forward contracts) have been and will continue to be calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Consequently, the commercial foreign exchange gain or loss to be recognized on these items (hedges and hedged instruments) in 2008 will not be material;

•

forecast foreign-currency cash flows relating to commercial transactions to be carried out in 2008. These hedges (forward contracts and options) cover approximately 20% to 40% of the expected net cash flows for 2008 in currencies subject to budgetary hedging, with the exception of the U.S. dollar for which the portfolio of derivatives used to hedge 2008 cash flows is regarded as immaterial and has the following sensitivity profile as of December 31, 2007:

EUR/USD exchange rate assumption applied to the portfolio at December 31, 2007	Sensitivity in the income statement (1) for year ended December 31, 2007 (in € million)	Sensitivity in equity (1) at December 31, 2007 (in € million)
Depreciation of 10% in the U.S. dollar	0.6	21.8
Appreciation of 10% in the U.S. dollar	(17.7)	(26.5)

(1)	Change in the intrinsic value of the derivative instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

The gain or loss generated in the year ending December 31, 2008 by this portfolio of derivatives used to hedge 2008 cash flows would be as follows:

EUR/USD exchange rate assumption constant over the year ending December 31, 2008	Foreign exchange gain/(loss) on USD hedges (in € million)
Depreciation of 10% in the U.S. dollar	25.0
Exchange rate maintained at 1.4721	4.6
Appreciation of 10% in the U.S. dollar	(41.6)

The table below shows operational currency hedging instruments in place as of December 31, 2006, with the notional amount translated into euros at the relevant closing exchange rate.

December 31, 2006	Notional amount	Fair value	Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)			Notional amount	Fair value	of which recognized in equity	Notional amount	Fair value
Forward currency sales	1,615	7	352	6	7	1,263	1
• of which U.S. dollar	800	10	114	7	7	686	3
• of which Russian rouble	126	—	—	—	—	126	—
• of which Australian dollar	86	—	66	—	—	20	—
• of which Singapore dollar	73	—	—	—	—	73	—
• of which Japanese yen	66	1	—	—	—	66	1
• of which Polish zloty	66	—	47	—	—	19	—
• of which Mexican peso	65	1	42	1	2	23	—
• of which Korean won	52	—	—	—	—	52	—
• of which Slovakian koruna	49	(2)	18	(1)	(1)	31	(1)
• of which Czech koruna	40	(1)	22	(1)	(1)	18	(1)
Forward currency purchases	351	(1)	—	—	—	351	(1)
• of which Swiss franc	92	(1)	—	—	—	92	(1)
• of which Pound sterling	81	—	—	—	—	81	—
• of which Canadian dollar	71	(1)	—	—	—	71	(1)
• of which Hungarian forint	33	—	—	—	—	33	—
Put options purchased	18	—	18	—	—	—	—
Call options written	36	—	18	—	—	18	—

Total	2,020	6	388	6	7	1,632	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

The table below shows operational currency hedging instruments in place as of December 31, 2005:

December 31, 2005	Notional amount	Fair value	Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)			Notional amount	Fair value	of which recognized in equity	Notional amount	Fair value
Forward currency sales	1,831	(19)	785	(3)	(1)	1,046	(16)
• of which U.S. dollar	1,291	(12)	576	2	—	714	(13)
• of which Singapore dollar	75	(1)	—	—	—	75	(1)
• of which Australian dollar	75	(1)	37	(1)	—	38	—
• of which Mexican peso	69	(2)	43	(2)	—	26	—
• of which Polish zloty	63	(2)	41	(2)	—	22	—
• of which Turkish lira	63	(1)	—	—	—	63	(1)
• of which Japanese yen	59	1	29	1	—	30	—
Forward currency purchases	181	2	18	1	1	163	1
• of which Swiss franc	50	—	—	—	—	50	—
• of which Canadian dollar	45	1	—	—	—	45	1
Put options purchased	401	7	401	7	(1)	—	—
• of which U.S. dollar	339	6	339	6	(1)	—	—
Call options written	639	(14)	401	(9)	(4)	238	(5)
• of which U.S. dollar	519	(10)	339	(7)	(3)	180	(3)

Total	3,052	(24)	1,605	(4)	(5)	1,447	(20)

c) Currency and interest rate derivatives used to manage financial risk exposures

Cash pooling arrangements for foreign subsidiaries outside the euro zone, and some of the Group’s financing activities such as U.S. commercial paper issues (equivalent to €0.1 billion as of December 31, 2007), expose certain entities – in particular the sanofi-aventis parent company – to financial foreign exchange risk. This is the risk of changes in the value of borrowings and loans denominated in a currency (mainly the U.S. dollar) other than the functional currency of the borrower or lender. Our net foreign exchange exposure is hedged by firm financial instruments (usually currency swaps).

The table below shows instruments used to manage financial risk exposures as of December 31, 2007, with the notional amount translated into euros at the relevant closing exchange rate.

	December 31, 2007			December 31, 2006			December 31, 2005
(€ million)	Notional amount	Fair value	Expiry	Notional amount	Fair value	Expiry	Notional amount	Fair value	Expiry
Forward currency purchases	8,261	(179)	—	5,708	—	—	4,763	24	—
• of which U.S. dollar (1)	7,348	(167)	January 2008	4,984	2	2007	4,071	18	2006
• of which Pound sterling	442	(11)	January 2008	146	—	2007	170	—	2006
• of which Swiss franc	173	1	January 2008	155	(1)	2007	85	—	2006
Forward currency sales	1,563	26	—	1,470	44		1,032	211
• of which U.S. dollar	936	20	January 2008	1,032	44	2007	885	211	2006
• of which Hungarian forint	246	(1)	January 2008	176	(1)	2007	42	—	2006
• of which Japanese yen	206	3	January 2008	83	2	2007	7	—	2006

Total	9,824	(153)		7,178	44		5,795	235

(1)	Includes €7,246 million used to hedge U.S. dollar intragroup deposits placed with the sanofi-aventis parent company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

These currency swaps generate a net financial foreign exchange gain or loss arising from the interest rate differential between the hedged currency and the euro (a net €68.1 million gain in 2007), the change in value of the foreign-currency borrowings and loans caused by interest rate movements being offset by the change in the intrinsic value of the hedging instruments.

Sanofi-aventis may also contract hedges to cover certain future foreign-currency cash flows arising from investment or divestment transactions.

The Group’s exposure to interest rate risk arises principally from the floating-rate component of its debt (credit facilities, commercial paper and floating rate notes), which is primarily indexed to 3-month Euribor. To limit risk and optimize the cost of its short-term and medium-term debt, sanofi-aventis uses interest rate swaps, cross-currency swaps and interest rate options (purchases of caps, or combined purchases of caps and sales of floors) that alter the structure of its debt. The table below shows instruments of this type in place at December 31, 2007:

	Notional amounts by expiry date as of December 31, 2007							Of which derivatives designated as fair value hedges		Of which derivatives designated as cash flow hedges
(€ million)	2008	2009	2010	2012	2015	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	of which recognized in equity
Interest rate swap, pay € 3.11% / receive € floating (1)	—	—	—	1,000	—	1,000	50	—	—	1,000	50	50
Interest rate swap, pay floating (€) EONIA + 0.59%	250	—	—	—	—	250	—	—	—	—	—	—
Cross currency swaps
- pay € floating (1) /receive £ 5.50%	—	—	299	—	—	299	(14)	299	(14)	—	—	—
- pay € floating (1) /receive ¥ 0.22%	—	116	—	—	—	116	(2)	116	(2)	—	—	—
- pay € floating (2) / receive CHF 2.75%	—	—	122	—	—	122	(2)	122	(2)	—	—	—
- pay € 4.87% / receive CHF 3.38%	—	—	—	—	183	183	(3)			183	(3)	—

Total	250	116	421	1,000	183	1,970	29	537	(18)	1,183	47	50

(1)	Floating: benchmark rate 3-month Euribor
(2)	Floating: benchmark rate 6-month Euribor

For an analysis of the effect of these financial instruments on the structure of debt and of the Group’s sensitivity to interest rates, see Note D.17.

The table below shows the portfolio of interest rate derivative instruments at December 31, 2006:

(€ million)	Average rate	Notional amounts by expiry date as of December 31, 2006			Fair value	Of which derivatives designated as fair value hedges		Of which derivatives designated as cash flow hedges
		2007	2012	Total		Notional amount	Fair value	Notional amount	Fair value	of which recognized in equity
Interest rate swap, pay fixed (€)	3.11%	—	1,000	1,000	42	—	—	1,000	42	42
Purchases of caps (€)	4.00%	250	—	250	—	—	—	250	—	—
Collars (€)	(3.68%-4.00%)	500	—	500	—	—	—	200	—	—
Cross currency swaps
- pay € floating (1) / receive CHF 1.98%		65	—	65	(2)	—	—	—	—	—

Total		815	1,000	1,815	40	—	—	1,450	42	42

(1)	Floating: benchmark rate 3-month Euribor

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

The table below shows the portfolio of interest rate derivative instruments at December 31, 2005:

(€ million)	Average rate	Notional amounts by expiry date as of December 31, 2005				Fair value	Of which derivatives designated as fair value hedges		Of which derivatives designated as cash flow hedges
		2006	2007	2012	Total		Notional amount	Fair value	Notional amount	Fair value	of which recognized in equity
Interest rate swaps, receive fixed (€)	3.49%	1,250	—	—	1,250	29	640	19	—	—	—
Interest rate swap, pay fixed (€)	2.90%	2,000	—	1,000	3,000	5	—	—	2,000	5	5
Purchases of caps (€)	3.45%	1,500	250	—	1,750	—	—	—	1,500	—	—
Sales of caps (€)	4.33%	500	—	—	500	—	—	—	—	—	—
Collars (€)	(2.31%-3.07%)	2,000	—	—	2,000	—	—	—	1,750	—	—
Cross currency swaps
- receive CHF floating (2) / pay € floating (1)		52	—	—	52	—	—	—	—	—	—
- pay € floating (1)/ receive CHF 1.98%		—	64	—	64	(1)	—	—	—	—	—

Total		7,302	314	1,000	8,616	33	640	19	5,250	5	5

(1)	Floating: benchmark rate 3-month Euribor
(2)	Floating: benchmark rate 1-month Libor

D.20.2. Equity derivatives

Aventis sold Aventis Behring to the Australian company CSL Ltd on March 31, 2004. The sale price included additional payments contingent upon the performance of CSL shares. Sanofi-aventis was entitled to receive $125 million if the CSL share price (calculated on the basis of an average price weighted for trading volumes) was greater than AUD28 during a period from October 1, 2007 through March 31, 2008. Sanofi- aventis was entitled to receive a further $125 million if the CSL share price (calculated on the same basis and over the same period) was greater than AUD35. CSL Ltd could opt to settle these amounts in shares. At December 31, 2006, based on a CSL share price of AUD65.37, the fair value of this instrument was $214 million (against $137 million at December 31, 2005).

A new agreement between sanofi-aventis and CSL Ltd was signed with effect from January 31, 2007 under the terms of which it was agreed that CSL Ltd would pay the contingent consideration of $250 million in advance, rather than on the original contractually agreed date at end March 2008. Sanofi-aventis received payment of this amount on February 5, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

D.21. Contractual obligations and other commercial commitments

The Group’s contractual obligations and other commercial commitments break down as follows:

December 31, 2007	Payments due by period

(€ million)	Total	Under 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
• Finance lease obligations (including interest)	35	5	9	14	7
• Operating lease obligations	1,283	276	390	204	413
• Irrevocable purchase commitments:
- given	2,234	1,339	327	110	458
- received	(303)	(170)	(58)	(15)	(60)
• Guarantees:
- given	395	230	46	12	107
- received	(195)	(143)	(34)	(2)	(16)
• Property, plant and equipment pledged as security for liabilities	13	—	—	—	13
• Other commercial commitments	2,808	161	372	466	1,809

Total: Other commitments	6,270	1,698	1,052	789	2,731

Undrawn confirmed credit facilities (1)	13,079	1,996	4,080	7,003	—

(1)	Details of confirmed credit facilities are provided in Note D.17.c. Undrawn credit facilities also include commitments received by some operational subsidiaries.

Leases

Finance leases

Future minimum lease payments due under finance leases at December 31, 2007 totaled €35 million (€38 million at December 31, 2006, €45 million at December 31, 2005), including interest of €6 million (€5 million at December 31, 2006, €6 million at December 31, 2005). The payment schedule is as follows:

	December 31, 2007
(€ million)	Interest	Principal	Total
2008	1	4	5
2009	1	4	5
2010	1	3	4
2011	1	6	7
2012	1	6	7
2013 and later	1	6	7

Total	6	29	35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

Operating leases

Sanofi-aventis leases certain of its properties and equipment used in the ordinary course of business under operating leases. Future minimum lease payments due under non-cancelable operating leases at December 31, 2007 amounted to €1,283 million (€1,462 million at December 31, 2006; €1,032 million at December 31, 2005). The payment schedule is as follows:

(€ million)	December 31, 2007
2008	276
2009	225
2010	165
2011	119
2012	85
2013 and later	413

Total	1,283

Total rental expense recognized in the year ended December 31, 2007 was €292 million, compared with €322 million in the year ended December 31, 2006 and €263 million in the year ended December 31, 2005.

Irrevocable purchase commitments

These mainly comprise irrevocable commitments (net of payments on account) to suppliers of property, plant and equipment, and irrevocable commitments to purchase goods and services.

Commercial commitments

This includes commitments to third parties under collaboration agreements. In pursuance of its strategy, sanofi-aventis acquires technologies and rights to products. Such acquisitions may be made in various contractual forms: acquisitions of shares, loans, license agreements, joint development and co-marketing. These contracts usually involve upfront payments on signature of the agreement, and development milestone payments. Some of these complex agreements include undertakings to finance research programs in future years, and payments contingent upon completion of development milestones, or upon the granting of approvals or licenses, or upon the attainment of sales targets once a product is on the market.

The main collaborative agreements in the Pharmaceuticals segment are described below:

•

On March 28, 2007, sanofi-aventis and Oxford BioMedica announced that they had entered into an exclusive global license agreement to develop and commercialize TroVax® for the treatment and prevention of cancers. TroVax® is Oxford BioMedica’s lead cancer immunotherapy, and may be developed by sanofi-aventis as a treatment for a large range of cancer types.

Under the terms of this agreement:

–	assuming full development and registration success in all targeted indications, future milestone payments could reach €480 million;

–	Oxford BioMedica and sanofi-aventis will co-fund the ongoing Phase III TRIST trial of TroVax® in renal cancer;

–	sanofi-aventis will fund all future research, development and regulatory activities;

–

sanofi-aventis will be responsible for the commercialization of TroVax® and will book the sales worldwide. Oxford BioMedica may exercise an option to participate in the promotion of TroVax® in the United States and the European Union;

–	Oxford BioMedica is entitled to escalating royalties on global sales of TroVax®, and to sales milestone payments if and when net sales of TroVax® reach certain levels.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

•

In July 2006, sanofi-aventis signed an agreement with Taiho Pharmaceutical Co., Ltd. (Taiho) on the development and marketing of the oral anticancer agent S-1, a proprietary product from Taiho. S-1 has been marketed in Japan since 1999, and is currently in Phase III in Europe, the United States and some other countries. Under the contract, milestone payments are payable at different stages of the development and marketing of S-1, and a royalty is payable on sales of the product. Outstanding milestone payments under the contract (contingent upon the granting of approval for indications and attainment of sales targets) could reach a total of $295 million.

•

In September 2003, sanofi-aventis signed a collaboration agreement with Regeneron in oncology to develop the Vascular Endothelial Growth Factor (VEGF) Trap program. Development milestone payments and royalties on VEGF Trap sales are payable under the contract. Total milestone payments could reach $400 million if all indications specified in the contract obtain approval in the United States, Europe and Japan. Sanofi-aventis will pay 100% of the development costs of the VEGF Trap. Once a VEGF Trap product starts to be marketed, Regeneron will repay 50% of the development costs (originally paid by sanofi-aventis) in accordance with a formula based on Regeneron’s share of the profits, including royalties received in Japan. In 2005, the VEGF Trap program was extended to Japan, and the treatment of ocular pathologies was excluded from the scope of the collaboration agreement.

•	In November 2007, sanofi-aventis signed a further collaboration agreement with Regeneron to discover, develop and commercialize fully-human therapeutic antibodies.

Under the terms of the research agreement, sanofi-aventis made an upfront payment of $85 million to Regeneron and will fund up to $475 million of research over the next five years. Sanofi-aventis will have an option to extend the research agreement for an additional three years. Under the terms of the development agreement, sanofi-aventis will fund 100% of the development costs. Once a product begins to be marketed, Regeneron will repay out of its profits (provided they are sufficient) half of the development costs borne by sanofi-aventis.

The first therapeutic antibody to be developed under this collaboration agreement is an antibody to the Interleukin-6 receptor (IL-6R), which has already started clinical trials in rheumatoid arthritis. The second is an antibody to Delta-like ligand-4 (Dll4), scheduled to start clinical development in 2008.

For any new product successfully developed as part of the collaboration, sanofi-aventis will take the lead in commercialization activities and will consolidate the sales. In the United States, profits will be shared equally. Outside the United States, profits will be split on a pre-determined sliding scale, with the sanofi-aventis share taken ranging from 65% to 55%. In addition, Regeneron will be entitled to receive up to a total of $250 million of sales milestone payments when the collaboration achieves certain aggregate annual excluding U.S. sales levels.

•

A collaboration agreement with IDM was signed in 2001. Under this agreement, IDM granted sanofi-aventis 20 development options on current and future research and development programs. For each option that leads to a commercially marketed product, IDM could receive between €17 million and €32 million depending on the potential of the market, plus reimbursement of the development costs. Contractually, sanofi-aventis may suspend the development program for each option exercised at any time and without penalty. In 2007, sanofi-aventis decided to suspend the development program for the treatment of melanoma, the only program for which it has exercised its option since the collaboration agreement with IDM was signed. At December 31, 2007, sanofi-aventis still had an option on 8 programs.

•

Under a collaboration agreement with Zealand Pharma signed in June 2003, sanofi-aventis obtained rights relating to the development and worldwide marketing of ZP10, an agent used in the treatment of type 2 diabetes. Under this agreement, sanofi-aventis is responsible for the development of this compound. Payments to Zealand Pharma could reach a total of $85 million, contingent upon marketing approvals being obtained.

•	Sanofi-aventis has entered into various other collaboration agreements with partners including Ajinomoto, Immunogen, Coley, Novexel, Wayne State University, Innogenetics and Inserm, under

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

which sanofi-aventis may be required to make total contingent payments of approximately €118 million over the next 5 years.

•

Under a co-promotion agreement with UCB, signed in September 2006, sanofi-aventis will co-promote Xyzal® in the United States jointly with UCB. Xyzal® is a prescription antihistamine. The agreement requires payments to be made on attainment of development and marketing milestones, based on regulatory approvals and sales targets. Total potential milestone payments still payable under the agreement could reach $135 million. The agreement also specifies how profits are to be split between sanofi-aventis and UCB.

The main collaboration agreements in the Vaccines segment are described below:

•

In February 2007, sanofi pasteur and Acambis plc signed a license agreement for a single dose vaccine against Japanese encephalitis (JE), ChimeriVax™-JE, to help improve public health in endemic countries of the Asia-Pacific region. Under the terms of the agreement, Acambis plc will provide the raw materials for ChimeriVax™-JE and receive a royalty on sales. In addition, Acambis plc will receive milestone payments linked to marketing approvals for ChimeriVax™-JE in key endemic countries and in Europe. The maximum amount of these future milestone payments is €22.5 million.

•

In November 2007, Acambis plc and sanofi pasteur signed a further agreement to develop and market a vaccine against West Nile virus. Under the terms of the agreement, Acambis plc will continue to perform development activities, up to and including the filing of a license application in the United States. Sanofi-aventis made an upfront payment of $10 million to Acambis plc, which may receive further payments contingent upon the attainment of pre and post launch objectives up to a maximum of $70 million.

•

In December 2007, sanofi pasteur signed an exclusive collaboration and commercialization agreement with Crucell N.V. for Crucell’s rabies monoclonal antibodies. Under the terms of the agreement, Crucell will continue to develop and manufacture the product. Sanofi-aventis made an upfront payment of €10 million to Crucell on signature of the agreement, and the contract includes milestone payments that could reach €66.5 million.

•

In October 2005, sanofi pasteur and Becton Dickinson signed a license agreement for the development of a vaccine microinjection system. The agreement requires sanofi-aventis to pay for exclusivity rights, and to make milestone payments that could reach $30 million.

•

Sanofi pasteur has entered into a number of other collaboration agreements with partners including Emergent, Agensys, Crucell, Intercell and Vactech, under which sanofi pasteur may be required to make total contingent payments of around €59 million over the next 5 years.

Commercial commitments related to divestments:

•

Following the divestment of the Notre Dame de Bondeville site, effective September 1, 2004, a contract was signed with the purchaser guaranteeing continuity of production of mature sanofi-aventis products at the site for a period of five years.

Guarantees given

These comprise surety bonds, totaling €395 million at December 31, 2007, €385 million at December 31, 2006, and €243 million at December 31, 2005.

Guarantees received

These mainly comprise surety bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

D.22. Legal and Arbitral Proceedings

Sanofi-aventis and its subsidiaries and affiliates may be involved in litigation, arbitration or other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims by generic product manufacturers seeking to limit the patent protection of sanofi-aventis products), compliance and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in Note B.12. Provisions for risks.

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

Long term provisions other than provisions for pensions and other long-term benefits and restructuring provisions are disclosed in Note D.18.3. Other provisions.

•

“Provisions for product liability risks, litigation and other” amount to € 987 million in 2007. These provisions are mainly related to product liabilities, government investigations, competition law, regulatory claims, contingencies that have arisen from business divestitures other than environmental matters and other claims.

•	“Provisions for environmental risks and remediation” amount to € 494 million in 2007, the majority of which are related to contingencies that have arisen from business divestitures.

When a legal claim involves a challenge to the patent protection of a pharmaceutical product, the principal risk to sanofi-aventis is that the sales of the product might decline following the introduction of a competing generic product in the relevant market. In cases where the product right has been capitalized as an asset on the balance sheet (i.e., assets acquired through a separate acquisition or through a business combination — see Note B.4. Intangible Assets), such a decline in sales could negatively affect the value of the intangible asset. In those cases, the Company performs impairment tests in accordance with the principles disclosed in Note B.6.1. Impairment of property plant and equipment and intangibles, based upon the best available information and, where appropriate, records an impairment loss to reduce the carrying amount of the related intangible asset to its estimated fair value. The amounts of such impairments are disclosed in Note D.5.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

The principal ongoing legal and arbitral proceedings are described below.

a) Products

•  Sabril® Litigation (anti-epilepsy)

Aventis Pharma Ltd, UK, faces group litigation consisting of 166 active claimants in the United Kingdom relating to the anti-epilepsy drug Sabril®. The action alleges that patients have suffered irreversible visual field constriction as a result of taking Sabril®. Approximately 128 claimants have alleged damages amounting in the aggregate to approximately £46 million exclusive of interest for these injuries. The remaining claimants have not yet submitted claims for specified damages. Trial has been rescheduled for October 2008.

•  Sanofi pasteur Hepatitis B Vaccine Litigation

More than 160 lawsuits have been filed in various French civil courts against sanofi pasteur S.A. or Sanofi Pasteur MSD, two French subsidiaries of sanofi-aventis, in which the plaintiffs allege that they suffer from a variety of neurological disorders and autoimmune diseases, including multiple sclerosis or Guillain-Barré syndrome as a result of receiving the hepatitis B vaccine. More than 30 judgments in France have rejected claims alleging a causal link between the hepatitis B vaccine and the claimants’ alleged injuries. A Court of Appeals decision of November 2007 affirming a lower court decision favorable to the claimants is being further appealed to the Cour de Cassation. To date no final decision has held group entities liable.

On January 31, 2008, the legal entity Sanofi-Pasteur MSD and a corporate officer were placed under investigation in an ongoing criminal inquiry in France relating to alleged side effects caused by the hepatitis B vaccine.

•  Sanofi pasteur Thimerosal Litigation

Since early 2001, sanofi pasteur has been a defendant in lawsuits filed in several federal and state courts in the United States alleging that serious personal injuries resulted from the presence of mercury in the preservative thimerosal, trace amounts of which are contained in vaccines manufactured by sanofi pasteur. Currently, there are 285 such cases pending. Several of the cases seek certification to proceed as class actions.

Sanofi pasteur believes that under U.S. law all of these claims must first be filed in the U.S. Court of Federal Claims to determine whether the claim qualifies for compensation by the National Vaccine Injury Compensation Program (VICP) before the claimants may bring direct actions against the company. The U.S. Court of Federal Claims has established a process designed to facilitate the handling of the thimerosal claims within the VICP. The process involves a committee of petitioner’s representatives, and representatives of the U.S. Department of Justice who represent the government in the VICP. The first phase of the process calling for hearings and a determination of general causation has been completed. A ruling by the Court on the issue of whether vaccines containing thimerosal together with the MMR vaccine can cause autism or other related disorders is expected in 2008. Hearings on causation are scheduled for 2008.

Currently, all of the 285 cases are either in the preliminary response stage, in the discovery process, have been stayed pending adjudication by the U.S. Court of Federal Claims, or have pending plaintiffs’ requests for reconsideration of preliminary determinations to stay proceedings pending such adjudication by the U.S. Court of Federal Claims. Sixteen of these cases have been brought on behalf of plaintiffs who had previously filed in the U.S. Court of Federal Claims and have now been filed against sanofi pasteur after the Claims Court failed to render a determination on the claims within the statutory 240 day period.

•  Sanofi pasteur Blood Products Litigation

Sanofi pasteur S.A. and/or its subsidiaries face civil claims in Argentina, France, and the United States on behalf of individuals with hemophilia, alleging that they became infected with the Human Immunodeficiency Virus (HIV) or hepatitis C virus (HCV) as a result of the administration of non-heat-treated anti-hemophilic factor (AHF) manufactured in France in the early 1980s by a predecessor company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

In June 2005, defendants filed a motion to dismiss claims brought by UK plaintiffs arguing that the United States is not the proper forum. On January 5, 2006, the U.S. District Court granted the defendants’ motion in the lead case, dismissing certain UK plaintiffs and indicating that the decision would apply to some 300 additional UK plaintiffs. In May 2007, the Seventh Circuit Court of Appeals affirmed the January 5, 2006, ruling by the United States District Court, Northern District Of Illinois. On January 17, 2008, the U.S. District Court dismissed plaintiffs from Argentina on similar grounds. At present there are number of additional motions pending with the Court to dismiss plaintiffs from Germany, Israel and Taiwan on similar grounds.

In November 2002, Canadian authorities filed criminal charges against Armour Pharmaceutical Company and a former Armour employee alleging that Armour distributed AHF infected with HIV. On October 2, 2007 the former employee and Armour Pharmaceutical Company were acquitted by the Court. No appeal was filed. This matter is now closed.

•  Ambien® (zolpidem tartrate) Product Litigation

In March 2006, a lawsuit seeking class action treatment was filed with the U.S. District Court for the Southern District of New York naming sanofi-aventis’ U.S. subsidiary Sanofi-Synthélabo Inc. as defendant and seeking unspecified damages for harm allegedly caused by claimed product side effects. In May 2007, the U.S. District Court for the Southern District of New York entered an order dismissing the class action complaint in its entirety without prejudice.

•   Agreal® Product Litigation

The group faces civil, criminal or administrative claims chiefly in Spain from people alleging that the menopause treatment Agreal® (veralipride) has caused a range of neurological and psychological harm. In 2007, decisions in suits involving several hundred claimants were handed down by civil tribunals in Spain. In the majority of cases to date, the decisions have been favorable to sanofi-aventis, generally on the basis of a finding that causation was not proven by the claimants and/or that the leaflet gave adequate notice of potential side effects. A small number of the civil cases have been decided adversely to sanofi-aventis and sanofi-aventis has appealed each of these. On November 27, 2007 the Appeal Court of Barcelona confirmed a decision holding that the product is defective due to insufficient information in the leaflet on side effect. Sanofi-aventis has appealed against this decision before the Tribunal superior de Justicia de Catalonia (TSJC). Any amounts awarded to date have not been material to the Group on a consolidated basis. A substantial number of claims remain to be adjudicated and there can be no assurance that cases decided to date will be representative of future decisions and that additional claims will not be filed in Spain or other countries. All of the criminal actions against sanofi-aventis have been dismissed.

b) Patents

•  Plavix® Patent Litigation

United States. In February 2002, sanofi-aventis learned that Apotex, a Canadian generic drug manufacturer, had filed an Abbreviated New Drug Application, or ANDA, with the FDA challenging two of its U.S. patents relating to Plavix®. The challenged patents include U.S. Patent No. 4,847,265 (the “‘265 patent”), expiring in 2011, which discloses and claims inter alia the compound clopidogrel bisulfate, the active ingredient in Plavix®.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

On March 21, 2002, sanofi-aventis, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership (or “BMS Sanofi Holding”, sanofi-aventis’ partnership with Bristol-Myers Squibb) filed suit in the U.S. District Court for the Southern District of New York against Apotex Inc. and Apotex Corp. (hereinafter Apotex) for the infringement of U.S. patent rights relating to Plavix®. Apotex asserted antitrust counterclaims. The lawsuit is captioned Sanofi-Aventis, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Apotex Inc. and Apotex Corp., 02-CV-2255 (SHS).

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

On January 24, 2006, sanofi-aventis learned that the FDA had granted final approval to the Apotex ANDA. This FDA approval allowed Apotex to manufacture a generic version of clopidogrel bisulfate, but it did not resolve the outstanding patent claims against Apotex.

On March 21, 2006, sanofi-aventis and BMS announced that they had reached an agreement subject to certain conditions (including antitrust review and clearance by the Federal Trade Commission (FTC) and state attorneys general) with Apotex to settle the patent infringement lawsuit pending among the parties.

On June 25, 2006, sanofi-aventis, BMS and Apotex announced that, in response to concerns to the settlement as initially proposed raised by the FTC and certain state attorneys general, the companies had entered into a revised agreement.

On July 28, 2006, sanofi-aventis learned that the revised agreement had failed to receive required antitrust clearance. On August 8, 2006, Apotex announced the launch at risk of its generic product in the United States. On August 31, 2006, the District Court granted sanofi-aventis’ motion for a preliminary injunction ordering Apotex to halt its sales of a generic version of clopidogrel bisulfate product that competes with Plavix® until the pending patent infringement lawsuit was resolved. The Court, however, did not order Apotex to recall products already shipped, leaving a significant volume of generic stock in the distribution channels.

Apotex sought a stay of the preliminary injunction pending its appeal to the U.S. Court of Appeals for the Federal Circuit. On September 15, 2006, the Court of Appeals declined to issue a stay and on December 8, 2006 the Court of Appeals issued an opinion upholding the August 31, 2006 decision of the. District Court ordering the preliminary injunction.

On June 19, 2007, the U.S. District Court issued a decision upholding the validity and enforceability of the principal Plavix® patent, and permanently enjoined Apotex from further sale of generic clopidogrel bisulfate. Apotex has appealed this decision to the Court of Appeals for the Federal Circuit, and oral argument was set for March 3, 2008. The bond that plaintiffs had been required to post for the preliminary injunction has been released.

Trial on damage claims against Apotex will be held on a schedule to be determined by the District Court, after a decision in the appeal is rendered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

Teva and Cobalt are bound by the District Court’s decision against Apotex and on July 12, 2007, the District Court permanently enjoined these companies as well. Sanofi-aventis has learned that on January 14, 2008, FDA granted final approval to Dr. Reddy’s ANDA. This FDA approval does not resolve the outstanding patent claims, and the litigation against Dr. Reddy’s remains pending before the same judge that ruled against Apotex. On January 23, 2008, the District Court entered an order requiring Dr. Reddy’s provide notice 10 business days before selling or marketing a generic version of clopidogrel bisulfate or committing most other acts of infringement of the ‘265 patent, so as to permit sanofi-aventis and BMS to seek injunctive relief prior to the infringing act.

In September 2002 and in January 2003, sanofi-aventis obtained two additional U.S. patents: U.S. Patent No. 6,504,030 and U.S. Patent No. 6,429,210, related to a second crystalline form of clopidogrel bisulfate known as “form 2”.

In August 2004, sanofi-aventis learned that Watson Laboratories Inc., a U.S. generic company, filed an ANDA with the FDA challenging the validity of the form 2 patents and alleging non-infringement of U.S. Patent No. 6,504,030. On October 7, 2004, sanofi-aventis, Sanofi-Synthélabo Inc. and BMS Sanofi Holding filed suit in the U.S. District Court for New Jersey against Watson Laboratories for infringement of this U.S. patent. Watson has asserted counterclaims of invalidity and non-infringement with respect to U.S. Patent Nos. 6,504,030 and 6,429,210. On January 20, 2006, at the request of all parties to the Watson litigation the judge ordered that this litigation be stayed, pending resolution of the Apotex litigation.

Since the second quarter of 2005 each of Cobalt, Ivax, Mylan, Roxane Laboratories and Sandoz notified sanofi-aventis that it had filed an ANDA with the FDA with regard to purported generic versions of form 1 of clopidogrel bisulfate in the United States. Only the Cobalt ANDA contains a paragraph IV certification contesting the ‘265 patent claiming form 1. In each case, these companies’ respective ANDAs claim the purported form 1 generics do not infringe patents related to form 2. Sanofi-aventis has filed suit against Cobalt for infringement of the ‘265 patent, and a stipulation similar to that signed with Teva (discussed above) was approved by the District Court on October 28, 2005. Because none of Ivax, Mylan, Roxane or Sandoz have notified sanofi-aventis of paragraph IV certifications against the ‘265 patent in their respective ANDAs, sanofi-aventis has not filed suit against any of them for infringement of that patent. Additionally, based on information currently known to it, sanofi-aventis is not aware of any basis at the present time to assert the form 2 patents against Apotex, Dr. Reddy’s Laboratories, Teva, Cobalt, Ivax, Mylan, Roxane Laboratories or Sandoz with respect to their ANDA filings for purported form 1 generics.

On July 6, 2007, the United States Patent and Trademark Office declared a reexamination of the ‘210 Form 2 patent based on a request by PharmaSTAR, Inc. of Taiwan. On August 14, 2007, the USPTO Examiner issued an office action rejecting the claims of the ‘210 patent. On October 15, 2007, sanofi-aventis submitted its response to the Examiner’s office action, which the USPTO is presently considering.

Certain more significant Plavix®-related patent litigation outside of the United States is described below.

Korea. A number of companies have received marketing authorizations in Korea for generic forms of clopidogrel bisulfate and other salts of clopidogrel. In late August 2006, sanofi-aventis asserted the Korean patent for Plavix® (Korean Patent No. 103094) in patent infringement actions against Cham and other companies based on pre-marketing activities, seeking to prohibit its sales and marketing of a generic product in Korea. In December 2006, sanofi-aventis commenced another patent infringement action against Jin-Yang. In October 2006 Cham became the first to launch at risk in Korea. The patent infringement procedure remains pending. On June 28, 2006, in a nullity action filed by several companies against Korean Patent No. 103094, the Korean Intellectual Property Tribunal issued a decision holding that the patent’s claims were not patentable under Korean law. Sanofi-aventis filed an appeal of the decision of the IPT. On January 18, 2008 the Court of Appeal upheld the Intellectual Property Tribunal decision. Sanofi-aventis believes its patent rights are valid, and intends to file an appeal to the Supreme Court.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

Canada. In March 2003, sanofi-aventis learned that Apotex had filed an application with Canadian authorities for a marketing authorization for a proposed generic clopidogrel bisulfate product, alleging that sanofi-aventis’s Canadian Patent No. 1,336,777 (the “‘777 patent”) for clopidogrel bisulfate was invalid and not infringed. The ‘777 patent is the Canadian counterpart to sanofi-aventis’ U.S. Patent No. 4,847,265 which is being asserted in the United States against Apotex, Dr. Reddy’s, Teva and Cobalt. On April 28, 2003, sanofi-aventis’ Canadian subsidiary and sanofi-aventis commenced an application for judicial review in the Federal Court of Canada and in March 2005 the Canadian Federal Court of Ottawa granted sanofi-aventis’ application for an order of prohibition against the Minister of Health and Apotex Inc. in relation to Apotex’s 2003 application in Canada for a marketing authorization for a generic version of clopidogrel bisulfate tablets. The Canadian Federal Court held that the asserted claims of the ‘777 patent are novel, not obvious and infringed. Apotex has appealed, and on December 22, 2006 the Canadian Federal Court of Appeals dismissed the Apotex appeal. At the end of 2007, Apotex further appealed this decision to the Supreme Court of Canada.

In similar litigation relating to their respective Canadian applications for a proposed generic clopidogrel bisulfate product, each of Novopharm and Cobalt have agreed with sanofi-aventis that they will be bound by the final outcome of the Apotex case described above.

Australia. On August 17, 2007, GenRX Pty Ltd, a subsidiary of Apotex obtained registration of a generic clopidogrel bisulfate product on the Australian Register of Therapeutic Goods and sent notice to sanofi-aventis that it had in parallel applied to the federal court of Australia for an order revoking Australian patent claiming clopidogrel bisulfate. On September 21, 2007, sanofi-aventis obtained a preliminary injunction from the federal court preventing commercial launch of this generic clopidogrel bisulfate product until judgment on the substantive issues of patent validity and infringement. Trial is presently scheduled to commence on April 28, 2008.

Sanofi-aventis is vigorously pursuing enforcement of its patent rights in Plavix®, both in the United States and elsewhere. It is not reasonably possible to estimate the impact of the Plavix® litigation on sanofi-aventis. However, a loss of market exclusivity of Plavix® and the subsequent development of generic competition would be material to sales of Plavix® and sanofi-aventis’ results of operations and cash flows, and could be material to sanofi-aventis’ financial condition and liquidity.

•  Allegra® Patent Litigation

United States. In June 2001 Aventis Pharmaceuticals Inc. (API), a sanofi-aventis subsidiary, was notified that Barr Laboratories Inc. (Barr) filed an Abbreviated New Drug Application (ANDA) with the FDA seeking approval to market a generic version of Allegra® 60 mg capsules in the United States and challenging certain of API’s patents. In August 2001, API filed a patent infringement lawsuit against Barr in U.S. District Court claiming that marketing of Allegra® by Barr prior to the expiration of certain API patents would constitute infringement of those patents. API subsequently received similar ANDA notifications from Barr and seven additional generic companies relating variously to Allegra® 30 mg, 60 mg and 180 mg tablets and Allegra®-D (12H and 24H) as well as notice of Section 505(b)(2) applications by Dr. Reddy’s Pharmaceuticals on Allegra® 30 mg, 60mg and 180 mg tablets and Allegra® D 12H. In each case, API has filed additional patent infringement lawsuits against the generic companies. These Allegra® patent infringement suits are pending in the U.S. District Court for New Jersey. There is no date currently set for trial.

In 2005, Barr and Teva launched a generic version of Allegra® despite the pending litigation.

On November 14, 2006 a new patent covering a crystalline form of the active ingredient of Allegra® (fexofenadine hydrochloride) was granted and API brought suit against Teva and Barr for infringement of this patent in the U.S. District Court for the Eastern District of Texas. On November 15, 2006, Barr and Teva filed an action against API in the U.S. District Court for the District of New Jersey seeking a declaratory judgment that the patent subject to the Texas action is invalid, unenforceable or not infringed. On November 21, 2006, a new patent covering an additional crystalline form of the active ingredient of Allegra® (fexofenadine hydrochloride)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

was granted and API amended its action in the Eastern District of Texas to assert infringement of that second patent by Barr. Subsequently, on August 9, 2007, sanofi-aventis brought a similar suit against Mylan for infringement of the second patent in the Eastern District of Texas. These crystalline form patent cases against Teva, Barr and Mylan have since been transfered to United States District Court, District of New Jersey. On January 11, 2008, sanofi-aventis filed suit against Sandoz for infringement of U.S. patent 7,135,571 in the United States District Court for the District of New Jersey.

Israel. On January 22, 2006, sanofi-aventis filed a patent infringement lawsuit in Israel against Teva Pharmaceuticals relating to a crystalline form of the active ingredient of Allegra® (fexofenadine hydrochloride). Sanofi-aventis is seeking a court order prohibiting Teva’s manufacture, export and marketing of fexofenadine hydrochloride in infringement of sanofi-aventis’ Israeli patent rights.

•  Actonel® Patent Litigation

The Procter & Gamble Company and Merck & Co. Inc., acting separately, filed patent infringement litigation in 2004 against Teva Pharmaceuticals USA in the U.S. District Court for the District of Delaware in response to Teva’s application to market a generic version of Actonel® (risedronate sodium) tablets in the United States. Sanofi-aventis is not a party to either suit. Actonel® is marketed by the Alliance for Better Bone Health, an alliance between P&G Pharmaceuticals and Aventis Pharmaceuticals Inc. (API). On August 15, 2006, the action by Merck was dismissed with prejudice pursuant to stipulation. The action brought by Procter & Gamble was tried before a judge in November 2006.

•  Lovenox® Patent Litigation

United States In June 2003, Aventis Pharmaceuticals Inc. (API) received notice that both Amphastar Pharmaceuticals and Teva Pharmaceuticals were seeking approval from the FDA for purportedly generic versions of Lovenox® (pre-filled syringes) and were challenging U.S. Patent No. 5,389,618 (the “ ‘618 patent”) listed in the Orange Book for Lovenox®. API brought a patent infringement suit against both Amphastar and Teva in U.S. District Court (Central District of California) on the ‘618 patent.

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

On August 1, 2005, API lodged an appeal of the District Court’s summary judgment ruling. On April 10, 2006, the Court of Appeals for the Federal Circuit reversed the prior decision of the U.S. District Court for the Central District of California and remanded the case to the District Court.

In a ruling dated February 8, 2007, the District Court issued a decision against sanofi-aventis, holding the patent unenforceable on the grounds of inequitable conduct. In April 2007 sanofi-aventis appealed this decision. Oral argument took place before the Court of Appeals for the Federal Circuit in January 2008, and a decision is awaited.

In June 2006, sanofi-aventis was notified that Sandoz Inc. had submitted an Abbreviated New Drug Application (ANDA) to the FDA containing a paragraph IV patent certification relating to Lovenox®. Sandoz ANDAs concern both multidose vials and pre-filled syringes. Sanofi-aventis filed a patent infringement suit against Sandoz on August 4, 2006 in federal court in both California and New Jersey. Further to the decision of February 8, 2007, Sandoz requested the Court to adopt the Teva/Amphastar decision. The Court has ruled that

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

the 30 month stay would remain in effect against Sandoz until either the Court of Appeals affirms the decision in favor of Teva and Amphastar or Sandoz obtains the FDA approval to market a generic enoxaparin sodium prior to the Court of Appeals decision.

In November 2007, sanofi-aventis was notified that Hospira Inc. had submitted an Abbreviated New Drug Application (ANDA) to the FDA containing a paragraph IV patent certification relating to the same presentations of Lovenox® as Sandoz. Sanofi-aventis filed a patent infringement suit against Hospira with respect to the multidose vials on December 14, 2007 in U.S. District Court for the District of New Jersey.

Italy. The company Opocrin has filed suit in Italy before the Tribunale di Milano (civil section) seeking a declaratory judgment of invalidity and of non-infringement with respect to the Italian patent covering Clexane®, which is the Italian counterpart to the U.S. patent number 5,389,618 (now RE 38,743). The suit remains pending. Previously, Biofer and Chemi had also filed the same type of suit in 2001. A judgment against these companies upholding the validity of the patent, within certain limitations, is under appeal.

•  Ramipril Canada Patent Litigation

Five patents are listed under Altace® (ramipril) on the Patent Register in Canada. Several generic manufacturers have submitted Notices of Allegation (NOA) seeking marketing authorization and citing each listed patent. In Canada, before the Minister of Health can issue a Notice of Compliance (NOC) to authorize marketing for a proposed generic product, the generic manufacturer must successfully address relevant listed patents in proceedings initiated by the innovator company in response to a NOA that the generic serves upon the innovator under the Patented Medicines (Notice of Compliance) Regulations. Sanofi-aventis is involved in a number of legal proceedings involving companies seeking to market generic ramipril in Canada. Four manufacturers, Apotex (in 2006), Novopharm, Sandoz and Cobalt (in 2007), have obtained a NOC from the Canadian Minister of Health to market generic versions of ramipril in Canada. Novopharm subsequently initiated a damages claim against sanofi-aventis, seeking compensation for its inability to market a generic during the time taken to resolve the NOC proceedings.

Apotex and Novopharm obtained their respective NOCs without first addressing infringement of sanofi-aventis’ HOPE patents, and sanofi-aventis contested the failure to address these patents. In March 2007, the Federal Court of Canada upheld the Minister of Health's decision that the HOPE patents need not be addressed by Apotex and Novopharm. The Federal Court of Appeal upheld this decision in September 2007. In July 2007 sanofi-aventis discontinued its pending NOC proceedings filed in response to Sandoz’s NOA. Sandoz received its NOC on July 5, 2007. Sanofi-aventis also discontinued its court proceeding filed in response to Cobalt's NOA, and on September 24, 2007 Cobalt received an NOC.

In addition to the NOC proceedings described above, sanofi-aventis has also filed patent infringement actions against Novopharm and Apotex with respect to their marketed products. These actions remain pending.

•  Taxotere® Patent Litigation

United States. In October 2007, sanofi-aventis was notified that a 505 (b) 2 application had been filed by Hospira with the U.S. Food and Drug Administration (FDA), seeking authorization to produce and market a version of Taxotere® (docetaxel) in the United States. On November 9, 2007 sanofi-aventis filed suit against Hospira in the U.S. District Court in Delaware for the infringement of two of its Orange-Book listed Taxotere® patents.

Canada. In October 2007, sanofi-aventis learned that Hospira Healthcare Coporation had filed an application with Canadian authorities for a marketing authorization for a proposed docetaxel product, alleging that Aventis Pharma S.A.’s Canadian Patent Nos. 2,102,777 and 2,102,778 for docetaxel were invalid and not infringed. On November 29, 2007, sanofi-aventis’ Canadian subsidiary and Aventis Pharma S.A. commenced an application for judicial review in the Federal Court of Canada. In Canada, the compound patent relating to this product has expired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

•  Eloxatin® Patent Litigation

Europe. In connection with the expiration of EU regulatory data exclusivity for this product, sanofi-aventis is pursuing infringement suits or defending nullity actions relating to Eloxatine® in a number of countries throughout Europe notably Germany, France and Austria. While these actions remain pending, generic versions of oxaliplatin are now available throughout Europe.

United States. In the United States, regulatory data exclusivity for Eloxatine® expired in February 2008 and since February 2007, the FDA has received ANDA applications from a number of companies for generic versions of sanofi-aventis Eloxatine® (oxaliplatin) solution and/or lyophilized products in the United States.

Sanofi-aventis has received paragraph IV certifications contesting part or all of the Orange Book patents from a number of companies seeking to market a generic Eloxatine® in the United States. Sanofi-aventis has responded by bringing suit against each of these companies for infringement of one or more of the following patents: U.S. Patent No. 5,338,874, U.S. Patent No. 5,716,988; U.S. Patent No. 5,959,133; U.S. Patent No. 5,290,961, U.S. Patent No. 5,420,319.

All suits are currently pending before the U.S. District Court for the District of New Jersey.

•  Ambien CR® Patent Litigation

On January 26, 2007 sanofi-aventis filed a suit for infringement of U.S. patent 6,514,531 against Watson in the U.S. District Court for the District of New Jersey based on an ANDA for a generic version of Ambien CR® filed by that company. A similar patent infringement suit was filed against Synthon on February 5, 2007, in the U.S. District Court for the District of North Carolina. In February and March 2007, sanofi-aventis was notified that each of Barr and Mutual had submitted ANDAs to the FDA containing a paragraph IV patent certification relating to Ambien CR® On April 5, 2007, sanofi-aventis filed a suit for infringement of U.S. patent 6,514,531 against Barr in the U.S. District Court for the District of New Jersey. A similar patent infringement suit was filed on May 11, 2007, against Mutual in the U.S. District Court for the District of New Jersey.

Sanofi-aventis has not brought suit against Anchen, which was the first to notify sanofi-aventis of its paragraph-IV ANDA, against Abrika or against Lupin. In addition to its Orange-Book listed patent 6 514 531 expiring in 2019, Ambien CR® benefits from an FDA marketing exclusivity in the United States expiring in March 2009.

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

•  Nasacort® AQ Patent Litigation

In March 2006, sanofi-aventis was notified that Barr Laboratories had submitted an ANDA to the FDA containing a paragraph IV patent certification relating to triamcinolone acetonide 55 microgram nasal spray (Nasacort® AQ). Further to this notification, Sanofi-aventis has filed a patent infringement lawsuit in the U.S. District Court of Delaware against Barr Laboratories, Inc. regarding two Nasacort® AQ patents (U.S. Patent nos. 5,976,573 and 6,143,329). The U.S. District Court of Delaware has set trial for May 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

•  OptiClick® Patent Litigation

On September 2, 2005, Novo Nordisk filed a complaint in the U.S. District Court of Delaware against sanofi-aventis, Aventis Pharmaceuticals Inc. and Aventis Pharma Deutschland GmbH (collectively, “sanofi-aventis”) alleging infringement of Novo Nordisk’s U.S. Patent No. 6,582,408 in connection with the sanofi aventis Group’s OptiClik® pen device for use with Lantus® (insulin glargine [rDNA origin]) injection, a long-acting insulin for the treatment of type 1 and type 2 diabetes, and Apidra® (quick acting insulin). On July 5, 2007, Novo Nordisk filed a motion in the OptiClick® patent suit proceedings seeking voluntary dismissal of its case. In September 2007, the U.S. District Court for the District of Delaware dismissed Novo Nordisk’s claims with prejudice.

•  SoloSTAR® Patent Litigation

On July 10, 2007, Novo Nordisk filed complaints in the Courts of Düsseldorf and Mannheim in Germany, and in the U.S. district Court for the District of New Jersey, alleging the Group’s new Lantus® SoloSTAR® disposable insulin pen infringes various Novo Nordisk patent and intellectual property rights. For the New Jersey action Novo Nordisk also served a motion for a preliminary injunction for the court to enjoin the selling of the SoloSTAR® device in the United States. A hearing on the preliminary injunction was held in January 2008.

On August 15, 2007, TecPharma Licensing AG filed a complaint in the Court of Düsseldorf against sanofi-aventis with regard to the new Lantus® SoloSTAR® and Apidra® SoloSTAR® disposable insulin pens alleging infringement of two European patents in Germany. TecPharma Licensing AG is a subsidiary of Ypsomed, the supplier of OptiPen®, OptiSet®, and OptiClik® to Sanofi-Aventis Deutschland GmbH.

In addition to its defense of the above cited proceedings, Sanofi-Aventis Deutschland GmbH has brought nullity proceedings in Germany contesting the validity of the patents asserted by Novo Nordisk and TechPharma Licensing AG in the Düsseldorf and Mannheim cases. On October 15, 2007, Sanofi-Aventis Deutschland GmbH also filed a declaratory action against Ypsomed and TecPharma Licensing AG with the Civil Court in Basel (Switzerland) asking inter alia, for a declaration that sanofi-aventis has a license under the patents which are the subject of the litigation in Düsseldorf against TecPharma. The Swiss case, as well as the litigation filed in Germany, are presently pending.

•  Xatral® Patent Litigation

Starting in August 2007, in the United States sanofi-aventis has received several ANDA certifications relating to Xatral® under paragraph IV. Each of the generic manufacturers has been sued for infringement of one or both of the Orange Book listed patents before the U.S. District Court, District of Delaware. The case is pending.

Glossary of Patent Terminology

A number of technical terms used above in Note D.22.b are defined below for the convenience of the reader.

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

Notice of Allegation (NOA) (Canada): A notice issued under the Patented Medicines (Notice of Compliance) Regulations. Such notices set out the nature of the generic manufacturer’s challenge to a patent listed on the Patent Register.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

Notice of Compliance (NOC) (Canada): A notification, indicating that a manufacturer has complied with the Food and Drug Regulations for the safety, efficacy and quality of a product. It is issued to a manufacturer following the satisfactory review of a submission. Obtention of a NOC is mandatory prior to marketing of a generic product in Canada. Before the Minister of Health can issue an NOC, the manufacturer of a proposed generic product must prevail in any litigation initiated in response to the notices of allegations relating to each patent listed on the Patent Register for the reference product.

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

c) Government Investigations, Competition Law and Regulatory Claims

•  Government Investigations – Plavix® Settlement

The Antitrust Division of the United States Department of Justice is conducting a criminal investigation regarding the proposed settlement described at “Patents – Plavix® Patent Litigation – United States”, above, and sanofi-aventis U.S. has received grand jury subpoenas seeking the production of documents. In addition, the U.S. Federal Trade Commission and the State of New York’s Attorney general served subpoenas on sanofi-aventis’ U.S. subsidiary requesting production of certain documents and information relating to the proposed settlement of the U.S. Plavix® patent litigation against Apotex. Sanofi-aventis US LLC is providing all information required in response to these investigations. It is not possible at this time reasonably to assess the outcome of these investigations or their impact on sanofi-aventis.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

Average Wholesale Prices (AWP). In July 2005, the Department of Justice began to review the merits of an action under the False Claims Act filed by a private plaintiff on behalf of the U.S. federal government in 1995 in a U.S. federal court in Florida. This action alleged that the Average Wholesale Prices (AWP) of certain pharmaceutical products, which were used to set Medicare and Medicaid reimbursement levels, had been improperly established and used by three of sanofi-aventis’s predecessor companies Aventis Pharmaceuticals Inc. (API), Aventis Behring, and Armour Pharmaceutical Company in the marketing of their products. API and Aventis Behring also received subpoenas from the states of California and Texas with respect to such issues in 2000. API received a similar subpoena from the state of Massachusetts in April 2001.

On September 10, 2007, sanofi-aventis announced a civil settlement with the U.S. Department of Justice to resolve these lawsuits against API under the federal False Claims Act relating to Anzemet®. The agreement called for payment of a civil settlement of $182.82 million (plus interest) which includes $172.6 million to the U.S. government to resolve all federal claims for civil damages and a $10.22 million “opt-in” fund for states desiring to resolve any alleged Medicaid overpayment claims for Anzemet® relating to the same conduct. The total amount of the settlement is fully covered by existing reserves. The Group’s U.S. pharmaceutical subsidiary also entered into a five-year Corporate Integrity Agreement with the Office of the Inspector General of the Department of Health and Human Services.

•  Civil Suits – Pricing and Marketing Practices

AWP Class Actions. Aventis Pharmaceuticals Inc. (API) is a defendant in several U.S. lawsuits seeking damages on behalf of multiple putative classes of individuals and entities that allegedly overpaid for certain pharmaceuticals as a result of the AWP pricing issue described under “Government Investigations – Pricing and Marketing Practices” above. Aventis Behring and Sanofi-Synthelabo, Inc. are also defendants in some of these cases. Cases filed in state and federal courts have been or are in the process of being consolidated in the U.S. District Court in Boston along with similar cases pending against other pharmaceutical companies. These suits allege violations of federal anti-racketeering (RICO) and state unfair trade, unfair competition, consumer protection and false claim statutes. Plaintiffs initially also sued Together Rx, the discount drug program in which API and several other pharmaceutical companies participate that is designed to provide needy senior citizens with lower cost pharmaceuticals. Plaintiffs alleged the Together Rx program violated federal antitrust laws and RICO, and constituted a conspiracy under civil laws.

In June 2005, following discovery, plaintiffs agreed to drop their claims against Together Rx and the member companies, and have filed an amended complaint reflecting this agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

By order entered on January 30, 2006, the U.S. District Court in Boston granted in part plaintiffs’ motion for class certification against five designated manufacturer defendants (not including API or Aventis Behring) in a ruling certifying a class action of Medicare beneficiaries in approximately 41 states and class actions of Medicare beneficiaries’ insurers and of non-Medicare third-party payers and consumers geographically limited to Massachusetts. A similar motion for class certification against defendants including API and Aventis Behring was filed, briefed and argued.

AWP Public Entity Suits. U.S. subsidiaries of the Group together with several dozen other pharmaceutical companies are defendants in lawsuits brought starting in 2002 by the states of Alabama, Alaska, Arizona, Hawaii, Idaho, Iowa, Illinois, Kentucky, Mississippi, Montana, Nevada, New York, Pennsylvania Utah, and Wisconsin for AWP pricing issues described under “Government Investigations – Pricing and Marketing Practices” above. These suits allege violations of state unfair trade, consumer protection and false claims statutes, breach of contract, and Medicaid fraud. The Arizona, Iowa and Utah cases are before the federal district court in Boston. All of the other state suits are pending before other federal courts or in the state courts in which they were filed.

Aventis Pharmaceuticals Inc., Sanofi-Synthelabo Inc. and other pharmaceutical companies have also been sued by several individual New York State counties and the City of New York, in suits alleging similar violations of state laws concerning pricing and marketing practices.

§ 340B Suits. On August 18, 2005, the County of Santa Clara, California filed a suit against Aventis Pharmaceuticals Inc. and fourteen other pharmaceutical companies in the Superior Court of the State of California, County of Alameda alleging that the defendants had overcharged Public Health Service entities for their pharmaceutical products. Plaintiff seeks to proceed on behalf of a California-wide class of similarly situated cities and counties in California. On September 15, 2005, the case was removed from Alameda Superior Court to the U.S. District Court. On July 28, 2006 the defendants were successful in dismissing plaintiffs complaint in its entirety, with prejudice, for failure to state a claim. The plaintiffs have appealed this ruling.

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

In February 2006, sanofi-aventis and Aventis Pharmaceuticals Inc. learned that they had been named together with several other companies in a complaint filed by the Attorney General of Mississippi on the grounds of state antitrust law.

Aventis Animal Nutrition and five of the other major defendants entered into a judgment-sharing agreement, pursuant to which they agreed to allocate any judgment at trial among themselves according to the actual sales made by each of them. Regarding the same matter, civil litigation against sanofi-aventis and some of its

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

subsidiaries is pending in the U.K. claiming damages; similar litigation in Canada and Australia has been settled. In Brazil, Aventis Animal Nutrition was sentenced in 2007 to pay a fine amounting to 310,000 euros further to an antitrust investigation. In connection with the sale of its animal nutrition business to CVC Capital Partners, sanofi-aventis retains liability arising out of these antitrust issues.

•  Methionine Antitrust Litigation

In connection with the sale of its animal nutrition business to CVC Capital Partners, sanofi-aventis retains liability arising out of these antitrust issues.

Sanofi-aventis has settled all direct purchaser civil claims brought in the United States against sanofi-aventis and its subsidiaries relating to methionine sales and has settled the majority of claims brought by indirect purchasers starting in 2002.

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

•  Cipro® Antitrust Litigation

Since August 2000, Aventis Pharmaceuticals Inc. (API) has been a defendant in several related cases in U.S. state and federal courts alleging that API and certain other pharmaceutical manufacturers violated U.S. antitrust laws and various state laws by settling a patent dispute regarding the brand-name prescription drug Cipro® in a manner which allegedly delayed the arrival of generic competition. In March 2005, the U.S. District Court for the Eastern District of New York granted sanofi-aventis’ summary judgment motions, and issued a judgment in favor of API and the other defendants in this litigation. Plaintiffs have appealed this decision.

•  Lovenox® Antitrust Litigation

Subsequent to the decision of the U.S. District Court for the Central District of California holding the patent rights in the Lovenox® patent litigation to be unenforceable (see “Patents – Lovenox® Litigation,” above), on August 4, 2005, the Steamfitters Industry Welfare Fund and additional plaintiffs claiming to represent a purported class of indirect purchasers of Lovenox® filed a complaint alleging that Aventis Pharma S.A. and Aventis Pharmaceuticals Inc. had engaged in a scheme to monopolize the market for Lovenox® in violation of the Sherman Act and state consumer protection statutes. On May 10, 2007, plaintiffs filed a notice of voluntary dismissal with the Court, dismissing their case without prejudice.

•  DDAVP® Antitrust Litigation

Subsequent to the decision of the U.S. District Court for the Southern District of New York in February 2005 holding the patent rights at issue in the DDAVP® tablet litigation to be unenforceable as a result of inequitable conduct, eight putative class actions have been filed claiming injury as a result of Ferring B.V. and Aventis Pharmaceuticals Inc.’s alleged scheme to monopolize the market for DDAVP® tablets in violation of the Sherman Act and the antitrust and deceptive trade practices statutes of several states. On November 6, 2006, the District Court dismissed these claims. Plaintiffs have appealed the decision to dismiss.

•  Brazilian Antitrust Claims

On October 13, 2005, the Brazilian CADE (Conselho Administrativo de Defesa Econômica) concluded that certain sales managers from 21 pharmaceutical companies (including representatives from sanofi-aventis,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

Aventis Behring Ltda., and Sanofi-Synthélabo) attended a sales meeting in 1999, during which they engaged in anti-competitive acts allegedly intended to prevent competition from certain generic products. In 2007, the CADE reaffirmed its 2005 decision and fine. Sanofi-aventis and the other pharmaceutical companies are now contesting this administrative order before the civil courts. The fine is not material in amount to the Group.

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

•  Plavix® Consumer Fraud Claims

Sanofi-Synthelabo, Inc., sanofi-aventis U.S. LLC and BMS are defendants in a putative class action filed in the U.S. District Court for the District of New Jersey for alleged violations, inter alia, of the New Jersey Consumer Fraud Act. The plaintiff claims that as a result of defendants’ conduct, it and other similarly situated entities were forced to provide prescription reimbursement benefits for Plavix®, which they assert has little excess benefit in some class of patients and has excessive risk in others. This proposed class action was voluntarily dismissed in October 2007.

•  Arava® Antitrust Litigation

Sanofi-aventis and certain U.S. subsidiaries of the Group are defendants in a lawsuit brought in the United States District Court for the Southern District of New York in August, 2007 by Louisiana Wholesale Drug Co. on behalf of itself and a proposed class of all direct purchasers of Arava®. Under the federal antitrust laws plaintiff alleges that the Company misused the Citizen Petition process in an attempt to delay approval of generic leflunomide by the Food and Drug Administration, thereby injuring the class.

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

•  Apotex Settlement Claim

On April 18, 2007, Apotex Inc. and Apotex Corporation filed a claim before Ontario Court of Justice against sanofi-aventis, sanofi-aventis Inc, Bristol-Myers Squibb Company and BMS/ Sanofi Pharma Holding

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

Partnership, claiming the payment of $60 million, allegedly pursuant to the terms of the initial settlement agreement of March 2006 relating to the U.S. Plavix® patent litigation (described at “Patents – Plavix® Patent Litigation – United States”). Sanofi-aventis and BMS contested both the substance and the admissibility of this claim. In January 2008, the Court determined that Apotex’s claim was non-admissible on the basis of the jurisdiction/forum non conveniens. Apotex has appealed.

•  Zimulti® (rimonabant) class action

In November 2007 a U.S. law firm announced that a purported class action has been commenced in the United States District Court for the Southern District of New York on behalf of purchasers of sanofi-aventis shares. The complaint charges sanofi-aventis and certain of its officers and directors with violations of the Securities Exchange Act of 1934. The complaint alleges that defendants’ statements regarding Zimulti® were materially false and misleading when made because defendants allegedly concealed data concerning Zimulti®’s propensity to cause depression. A comparable complaint was filed by a second firm in January 2008.

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

Under the indemnification agreement, sanofi-aventis is generally obligated to indemnify, only to the extent indemnifiable, losses exceeding $10 million and up to a maximum aggregate amount of $300 million. For environmental claims, the indemnification due by sanofi-aventis equals 90% of the indemnifiable losses. Product liability claims are generally treated separately, and the aggregate indemnification is capped at $500 million. Certain indemnification obligations, including those related to HIV liability, as well as tax claims, are not capped in amount.

•  Aventis CropScience

The sale by Aventis Agriculture and Hoechst (both predecessor companies of sanofi-aventis) of their aggregate 76% participation in Aventis CropScience Holding (ACS) to Bayer and Bayer CropScience AG (BCS), the wholly owned subsidiary of Bayer which holds the ACS shares, was effective on June 3, 2002. The Stock Purchase Agreement dated October 2, 2001 contained customary representations and warranties with respect to the sold business as well as a number of indemnifications, in particular with respect to: environmental liabilities (the representations and warranties and the environmental indemnification are subject to a cap of €836 million, except for certain legal representations and warranties and specific environmental liabilities notably third-party site claims such as the natural resources damages claim filed by the state of New Jersey against BCS in 2007 in relation to the Factory Lane site); taxes; certain legal proceedings; claims related to StarLink® corn; and certain

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

pre-closing liabilities, in particular, product liability cases (which are subject to a cap of €418 million). There are various periods of limitation depending upon the nature or subject of the indemnification claim. Further, Bayer and Bayer CropScience are subject to a number of obligations regarding mitigation and cooperation.

Starting with a first settlement agreement signed in December 2005 Aventis Agriculture and Hoechst have resolved a substantial number of disputes with Bayer and Bayer CropScience AG, including the termination of arbitration proceedings, for an alleged breach of a financial statement-related representation contained in the Stock Purchase Agreement, and numerous other warranty and indemnification claims asserted under the Stock Purchase Agreement, including claims relating to certain environmental liabilities. A number of other outstanding claims remain unresolved.

LLRICE601 and LLRICE604 – U.S. Litigation: Bayer CropScience has sent sanofi-aventis notice of potential claims for indemnification under various provisions of the Stock Purchase Agreement. These potential claims relate to several class-action and individual complaints that have been filed since August 2006 by rice growers, millers, and distributors in U.S. state and federal courts against a number of current and former subsidiaries (collectively the “CropScience Companies”) which were part of the Aventis CropScience group prior to Bayer’s acquisition of the ACS shares. Plaintiffs in these cases seek to recover damages, of an unspecified amount, in connection with the detection of trace amounts of the genetically modified rice called “Liberty Link® Rice 601” (also known as “LLRICE601”) or “Liberty Link® Rice 604” (also known as “LLRICE604”) in samples of commercial long-grain rice. LLRICE601 and LLRICE604, each a variety of long grain rice genetically altered to resist Liberty® Herbicide, were grown in field tests in the United States from the years 1998 to 2001. Plaintiffs assert a number of causes of action, alleging that the CropScience Companies failed to take adequate measures to prevent cross-pollination or commingling of LLRICE601 and/or LLRICE604 with conventional rice.

Sanofi-aventis denies direct or indirect liability for these cases, and has so notified Bayer CropScience.

In a related development, the FDA has concluded that the presence of LLRICE601 in the food and feed supply poses no safety concerns and on November 24, 2006, the United States Department of Agriculture (USDA) announced it would deregulate LLRICE601. With respect to LLRICE 604, the USDA announced in March 2007 that the PAT protein contained in LLRICE604 has a long history of safe use and is present in many deregulated products. Further to an investigation regarding the causation chain that led to contamination, in October 2007 the USDA declined to pursue enforcement against Bayer CropScience.

•  Aventis Animal Nutrition

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

•  Messer Griesheim GmbH

Pursuant to an agreement dated December 30/31, 2000, Hoechst sold its 66.7% participation in the industrial gasses company Messer Griesheim GmbH. All purchaser claims under the representations and warranties of the agreement except those relating to tax and environmental matters were settled under an agreement entered into in July 2003. Tax and environmental claims are handled on an ongoing case by case basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

•  Celanese AG

The demerger of the specialty chemicals business to Celanese AG became effective on October 22, 1999. Under the demerger agreement between Hoechst and Celanese, Hoechst expressly excluded any representations and warranties regarding the shares and assets demerged to Celanese. However, the following obligations of Hoechst are ongoing:

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

Compensation paid to third parties by Celanese under the aforementioned clause, through December 31, 2007 was significantly below the first threshold of €250 million.

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

On December 29, 2004, Rhodia Inc., a U.S. subsidiary of Rhodia, filed a complaint against sanofi-aventis and Bayer CropScience Inc. (formerly Aventis CropScience Inc. prior to its acquisition by Bayer AG in 2002 – for additional information, see “Aventis CropScience,” above) before the U.S. District Court for the District of New Jersey under the U.S. Comprehensive Environmental Response, Compensation and Liability Act, federal common law and New Jersey state law. Rhodia Inc. sought to recover costs of an unspecified amount relating to a Rhodia Inc. site in Silver Bow, Montana, owned and managed by Rhodia Inc. alone since its carve out from the Rhône-Poulenc Group in 1998. After initially withdrawing these claims in July 2006, on July 13, 2007 Rhodia Inc. petitioned the court to reopen the complaint. On November 7, 2007, the court granted sanofi-aventis’ motion for an order dismissing Rhodia Inc.’s complaint as against sanofi-aventis, ruling that Rhodia Inc. can only pursue its claims in an arbitration proceeding against sanofi-aventis, pursuant to the arbitration provisions of the Environmental Indemnification Agreement, and the court would have jurisdiction to hear those claims only if the arbitration tribunal were to conclude that those claims are not subject to that arbitration agreement.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

On April 13, 2005 Rhodia initiated an ICC (International Chamber of Commerce) ad hoc arbitration procedure seeking indemnification from sanofi-aventis for the financial consequences of the environmental liabilities and pension obligations that were allocated to Rhodia through the various operations leading to the formation of Rhodia in 1997, amounting respectively to €125 million and €531 million. Rhodia additionally sought indemnification for future costs related to transferred environmental liabilities and coverage of all costs necessary to fully fund the transfer of pension liabilities out of Rhodia’s accounts. The arbitral tribunal has determined that it has no jurisdiction to rule on pension claims and that Rhodia’s environmental claims are without merit. On October 17, 2006, Rhodia initiated a nullification procedure against this award before the Paris Court of Appeals. This procedure is pending.

On July 10, 2007 sanofi-aventis was served with a civil suit brought by Rhodia before the Paris Commercial Courts seeking indemnification on the same grounds – as described above. The relief sought in the Paris Commercial Court are identical to the relief claimed in Rhodia's ICC arbitration demand. Rhodia’s civil suit also petitions the Commercial Court of Paris to stay the civil procedure until the decision of the Court of Appeals of Paris on its request for cancellation of the award rendered by the ICC Tribunal.

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

A number of Rhodia shareholders have filed suit in the United States against Rhodia and certain of its directors and officers alleging violations of the U.S. securities laws in the years following the spin-off of Rhodia from the Rhône-Poulenc group. Sanofi-aventis has learned that one such suit, seeking certification as a class action, has reportedly been amended to join Aventis as a defendant on theories of control person liability, although no Group company has been formally served with process. The court ruled that it would dismiss the claims against sanofi-aventis if the plaintiffs did not show cause by November 13, 2007 as to why those claims should not be dismissed for lack of prosecution. The plaintiffs made no such submission before the deadline imposed by the court, and accordingly sanofi-aventis expects that those claims will be dismissed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

•  Clariant – Specialty Chemicals Business

Hoechst conveyed its specialty chemicals business to Clariant AG pursuant to a 1997 agreement. While Clariant has undertaken to indemnify Hoechst for all costs incurred for environmental matters relating to purchased sites, certain ongoing indemnification obligations of Hoechst for environmental matters in favor of Clariant can be summarized as follows:

•

Costs for environmental matters at the sites taken over directly or indirectly by Clariant and not attributable to a specific activity of Hoechst or of a third party not related to the business transferred to Clariant are to be borne by Clariant to the extent the accumulated costs since the closing in any year do not exceed a threshold amount for the then current year. The threshold increases annually from approximately €102 million in 1997/98 to approximately €816 million in the fifteenth year after the closing. Only the amount by which Clariant’s accumulated costs exceed the then-current year’s threshold must be compensated by Hoechst. No payments have yet become due under this rule.

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

•  InfraServ Höchst

By the Asset Contribution Agreement dated December 19/20, 1996 as amended in 1997, Hoechst contributed all land, buildings, and related assets of the Hoechst site at Frankfurt-Höchst to InfraServ Höchst GmbH & Co KG. InfraServ Höchst undertook to indemnify Hoechst against environmental liabilities at the Höchst site and with respect to certain landfills. As consideration for the indemnification undertaking, Hoechst transferred to InfraServ approximately €57 million to fund reserves. In 1997, Hoechst also agreed it would reimburse current and future InfraServ Höchst environmental expenses up to €143 million. As a former owner of the land and as a former user of the landfills Hoechst may ultimately be liable for costs of remedial action in excess of this amount.

•  DyStar

Hoechst held a 35% interest in the DyStar group of companies, whose business is the manufacturing and marketing of textile dyestuffs. The other shareholders were Bayer Chemicals AG (35%) and BASF AG (30%). Hoechst, as well as Bayer and BASF, sold their interests to an investment vehicle of Platinum Equities LLP in August 2004. In addition to customary representations and warranties, the selling shareholders agreed to a guarantee on certain minimum purchases by the sellers from the DyStar group (including a certain minimum return to DyStar) within a period of four years following the closing. Various purchasers have submitted claims related to environmental and tax matters, as well as under the minimum purchase guarantee are handled on an ongoing case by case basis.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

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

On March 11, 2006, the arbitral tribunal handed down a partial award holding that the claims of Albemarle under the arbitration were not time barred. This partial award did not consider the final liability of sanofi-aventis with regards to the facts and technical elements involved in the case. Further to this partial award, the parties having failed to reach a settlement with respect to the allocation of liability, an expert procedure has begun under the aegis of the arbitral tribunal and Albemarle has asserted damages amounting to €73.6 million. A preliminary report has been submitted by the expert panel at the end of 2007.

In August 2006, Albemarle Corporation sold Albemarle France (the party to the above mentioned arbitration) to the German company, International Chemical Investors.

D.23. Provisions for discounts, rebates and sales returns

The adjustments between gross sales and net sales, as described in Note B.14, are recognized either as provisions or as reductions in accounts receivable, depending on their nature.

The table below shows movements in these items:

(€ million)	Government and State programs (1)	Managed Care and GPO programs (2)	Charge- back incentives	Rebates and discounts	Sales returns	Other deductions	Total
December 31, 2004	208	125	23	135	132	18	641

Current provision related to current period sales	462	390	608	689	173	126	2,448
Net change in provision related to prior period sales	(9)	—	(2)	—	(2)	—	(13)
Payments made	(432)	(371)	(580)	(684)	(160)	(87)	(2,314)
Translation differences	31	21	9	7	21	6	95

December 31, 2005	260	165	58	147	164	63	857

Current provision related to current period sales	438	304	647	727	201	108	2,425
Net change in provision related to prior period sales	2	(14)	6	—	10	(34)	(30)
Payments made	(355)	(302)	(644)	(722)	(167)	(84)	(2,274)
Translation differences	(27)	(17)	(6)	(8)	(18)	(6)	(82)

December 31, 2006	318	136	61	144	190	47	896

Current provision related to current period sales	453	329	692	1,195	201	174	3,044
Net change in provision related to prior period sales	(6)	5	(7)	12	5	3	12
Payments made	(502)	(319)	(679)	(906)	(182)	(153)	(2,741)
Translation differences	(21)	(15)	(7)	(8)	(18)	(2)	(71)

December 31, 2007	242	136	60	437	196	69	1,140

(1)	Primarily the U.S. government’s Medicare and Medicaid programs.
(2)	Rebates and other price reductions, primarily granted to healthcare authorities in the United States.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

D.24. Personnel costs

Total personnel costs break down as follows:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Salaries	(4,891)	(4,832)	(4,551)
Social security charges (including defined-contribution pension plans)	(1,462)	(1,253)	(1,214)
Share-based payment	(115)	(149)	(199)
Employee share ownership plan	(21)	—	(31)
Defined-benefit pension plans	(346)	(348)	(347)
Other employee benefits	(197)	(370)	(344)

Total	(7,032)	(6,952)	(6,686)

The total number of employees at December 31, 2007 was 99,495, compared with 100,289 at December 31, 2006, and 97,181 at December 31, 2005.

Employee numbers by function at December 31, 2007, 2006 and 2005 were as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
Production	31,292	31,735	30,909
Research and development	19,310	18,981	17,636
Sales force	35,115	35,902	35,030
Marketing and support functions	13,778	13,671	13,606

Total	99,495	100,289	97,181

D.25. Other operating income

Other operating income totaled €522 million in 2007, against €391 million in 2006 and €261 million in 2005. This item includes income arising from alliance agreements in pharmaceuticals (€323 million in 2007, versus €382 million in 2006 and €308 million in 2005), in particular alliance with Procter & Gamble Pharmaceuticals for the development and marketing of Actonel® on a worldwide basis. It also includes the net foreign exchange gain or loss on operating items, which represented a net loss of €33 million in 2007, a net loss of €13 million in 2006 and a net loss of €79 million in 2005. In 2007, this item also includes €60 million of proceeds from disposals related to ongoing operations.

D.26. Other operating expenses

Other operating expenses were €307 million in 2007, compared with €116 million in 2006 and €124 million in 2005. This item includes shares of profits due to alliance partners (other than BMS and Procter & Gamble) under product marketing agreements, primarily in Europe, Japan, the United States and Canada (€136 million in 2007, versus €116 million in 2006). It also includes an expense of €61 million recognized in the first half of 2007 as a result of the signature of agreements on welfare and healthcare obligations in France for retirees and their beneficiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

D.27. Restructuring costs

Restructuring costs recognized in 2007 amounted to €137 million (€274 million in 2006, €972 million in 2005), and break down as follows:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Employee-related expenses	137	219	696
Compensation for early termination of contracts (other than contracts of employment)	—	16	92
Abandonment of software	—	3	22
Other restructuring costs	—	36	162

Total	137	274	972

In 2007, restructuring costs related to the cost of measures taken by sanofi-aventis in response to changes in the economic and regulatory environment in France and Germany.

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

D.28. Gains and losses on disposals, and litigation

In 2006, this line mainly comprised the €460 million gain on the sale of the Exubera® brand, and the €45 million gain on the sale of the residual interest in the Drakkar animal nutrition business.

In 2005, the main item recorded on this line was the gain of €70 million arising on the sale of the oral hygiene product ranges (represented by the Fluocaril® and Parogencyl® brands) to Procter & Gamble Pharmaceuticals, under a put option agreement signed in the fourth quarter of 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

D.29. Financial income and expenses

Financial income and expenses break down as follows:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Cost of debt (1)	(297)	(356)	(484)
Interest income	88	81	76

Cost of debt net of cash and cash equivalents	(209)	(275)	(408)

Foreign exchange gains (non-operating)	87	68	64
Fair value gains/(losses) on other derivatives	4	68	49
Unwinding of discounting of provisions (2)	(38)	(35)	(47)
Net gains/(losses) on disposals of financial assets (3)	7	108	94
Impairment losses on financial assets, net of reversals (4)	(14)	(38)	(17)
Other items	24	24	20

Net financial income/(expenses)	(139)	(80)	(245)

comprising: Financial expenses	(329)	(455)	(532)
Financial income	190	375	287

(1)	Includes gains/losses on interest rate derivatives used to hedge debt: €13 million gain in 2007, €35 million gain in 2006, €24 million loss in 2005.
(2)	Excluding provisions for pensions and similar obligations.
(3)	Includes €101 million on the disposal of the investment in Rhodia in 2006 (see Note D.7.).
(4)	Primarily available-for-sale financial assets.

The impact of the ineffective portion of hedging relationships was not material in 2007, 2006 or 2005.

D.30. Income tax expense

The Group has opted for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States.

The table below shows the split of income tax expense between current and deferred taxes:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Current taxes	(2,162)	(3,276)	(2,724)
Deferred taxes	1,475	2,476	2,247

Total	(687)	(800)	(477)

The difference between the effective tax rate and the standard corporate income tax rate applicable in France is explained as follows:

(as a percentage)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Standard tax rate applicable in France	34	34	35
Impact of reduced-rate income tax on royalties in France	(8)	(10)	(14)
Impact of changes in tax rates in France (including reduced rate on capital gains)	—	(2)	(4)
Impact of the reduction in deferred tax liabilities as a result of changes in tax rates (1)	(9)	(1)	—
Other	(5)	(4)	1

Effective tax rate	12	17	18

(1)	Primarily Germany in 2007: reduction from 40% to 31.3%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

The reduction in the impact of reduced-rate taxes on royalties in France between 2006 and 2007 (8% in 2007, versus 10% in 2006) was due to the fact that royalty income taxed at reduced rates accounted for a lower proportion of taxable profits, remaining stable while income before tax rose. The change between 2005 and 2006 (10% in 2006, versus 14% in 2005) was due to a similar trend: income before tax rose by 80%, but royalty income taxed at reduced rates rose by 22%.

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

D.31. Share of profit/loss of associates

This item mainly comprises the share of co-promotion profits attributable to sanofi-aventis for territories covered by entities majority-owned by BMS (see Note C.1.). The impact of the BMS alliance in 2007 was €816 million, before deducting the tax effect of €290 million (2006: €498 million, tax effect €178 million; 2005: €647 million, tax effect €243 million). The reduction in the share of profits recognized in 2006 was directly related to the “at risk” launch by Apotex of a generic of Plavix® in the United States (see Note D.22.b).

It also includes the share of profits from other associates (€71 million in 2007, €131 million in 2006, €23 million in 2005). These figures include the effect of the Aventis acquisition (workdown of acquired inventories, amortization and impairment of intangible assets). The 2007 figure includes an impairment loss of €102 million on the equity-accounted investment in Zentiva (see Note D.6.).

D.32. Net income attributable to minority interests

This line includes the share of co-promotion profits attributable to BMS for territories covered by entities majority-owned by sanofi-aventis (see Note C.1). The amount involved was €403 million in 2007, €375 million in 2006, and €300 million in 2005. There is no tax effect, because BMS receives its share before tax.

It also includes the share of net income attributable to the other minority shareholders (€16 million in 2007, €18 million in 2006 and €35 million in 2005).

D.33. Related party transactions

The principal related parties of sanofi-aventis are companies over which the Group has significant influence, as well as joint ventures, key management personnel, and principal shareholders.

The Group has not entered into any transactions with any key management personnel. Financial relations with the Group’s principal shareholders, in particular the Total group, fall within the ordinary course of business and were immaterial as of December 31, 2007, December 31, 2006 and December 31, 2005.

Details of transactions with related companies are disclosed in Note D.6.

Key management personnel comprise corporate officers and the members of Management Committee (25 members during 2007, 23 members during 2006 and 19 members during 2005).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

The table below shows, by type, the compensation paid to key management personnel:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Short-term benefits (1)	30	27	25
Post-employment benefits (2)	14	13	12
Share-based payment (3)	12	12	11

Total recognized in the income statement	56	52	48

(1)	Compensation, employer’s social security contributions, directors’ attendance fees, and any termination benefits.
(2)	Estimated pension cost, calculated in accordance with IAS 19.
(3)	Stock option expense computed using the Black & Scholes model, plus expense relating to the discount arising under the employee share ownership plan in 2007 and 2005.

D.34. Split of net sales

The Group is not dependent on any single customer or group of customers for its sales.

Products are sold throughout the world to a wide range of customers including pharmacies, hospitals, chain warehouses, governments, physicians, wholesalers and other distributors.

D.35. Segment information

D.35.1. Business segments

The Group has two business segments: Pharmaceuticals and Vaccines. Investments in all associates and joint ventures are included in the Pharmaceuticals segment with one principal exception: the Sanofi Pasteur MSD joint venture, which is included in the Vaccines segment.

Adjusted net income

“Adjusted net income”, reported in segment information, is an internal performance indicator defined as net income attributable to equity holders of the company, adjusted for the material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) and for certain restructuring costs associated with acquisitions.

Management uses adjusted net income as an internal performance indicator, as a significant factor in determining variable compensation, and as a basis for determining dividend policy.

The main adjustments between net income attributable to equity holders of the company and adjusted net income are:

•	elimination of expenses arising on the workdown of acquired inventories remeasured at fair value, net of tax;

•

elimination of expenses arising on amortization and impairment of intangible assets acquired in business combinations (acquired in-process R&D and acquired product rights), net of tax (portion attributable to equity holders of the company);

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

Adjusted net income breaks down as follows:

(€ million)	Year ended December 31, 2007		Year ended December 31, 2006		Year ended December 31, 2005
Net income attributable to equity holders of the Company	5,263		4,006		2,258

Material accounting adjustments related to business combinations:	1,847		2,969		3,462
• elimination of expenses arising on the workdown of acquired inventories remeasured at fair value, net of tax	—		21		248
• elimination of expenses arising on amortization and impairment of intangible assets, net of tax (portion attributable to equity holders of the company)	1,684	(1)	2,935		3,156
• elimination of expenses arising from the impact of acquisitions on equity investees (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill)	163	(2)	13	(3)	58
• elimination of impairment of goodwill	—		—		—
Elimination of acquisition-related integration and restructuring charges, net of tax	—		65		615

Adjusted net income	7,110		7,040		6,335

• of which Pharmaceuticals	6,501		6,479		5,903
• of which Vaccines	609		561		432

(1)

Includes a gain of €566 million due to the effect of tax rate reductions, primarily in Germany, on deferred tax liabilities recognized in 2004 on the remeasurement of acquired intangible assets of Aventis.

(2)	Includes the impact of the acquisition of Zentiva (€108 million, including an impairment loss of €102 million).
(3)

Includes the impact of the acquisition of Zentiva (€11 million); amortization and impairment, net of tax, associated with the acquisition of Aventis (€97 million); and reversal of a deferred tax liability relating to the investment in Merial (€95 million).

Income statement information by business segment

Net sales of sanofi-aventis comprise net sales generated by the Pharmaceuticals segment and net sales generated by the Vaccines segment. The table below shows net sales of the top 15 products of the Pharmaceuticals segment:

		Year ended December 31,
(€ million)	Indications	2007	2006	2005
Products
Lovenox®	Thrombosis	2,612	2,435	2,143
Plavix®	Atherothrombosis	2,424	2,229	2,026
Lantus®	Diabetes	2,031	1,666	1,214
Taxotere®	Breast cancer, lung cancer, prostate cancer	1,874	1,752	1,609
Eloxatine®	Colorectal cancer	1,521	1,693	1,564
Stilnox®/Ambien®/Ambien CR®	Insomnia	1,250	2,026	1,519
Copaxone®	Multiple sclerosis	1,177	1,069	902
Aprovel®	Hypertension	1,080	1,015	892
Delix®/Tritace®	Hypertension	741	977	1,009
Allegra®	Allergic rhinitis	706	688	1,345
Amaryl®	Diabetes	392	451	677
Xatral®	Benign prostatic hyperplasia	333	353	328
Actonel®	Osteoporosis, Paget’s disease	320	351	364
Depakine®	Epilepsy	316	301	318
Nasacort®	Allergic rhinitis	294	283	278

Sub-total: top 15 products		17,071	17,289	16,188

Other products		8,203	8,551	9,061

Total: Pharmaceuticals segment		25,274	25,840	25,249

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

Net sales of the principal types of vaccine recorded by the Vaccines segment are shown below:
	Year ended December 31,
(€ million)	2007	2006	2005
Influenza Vaccines	766	835	671
Polio/Whooping Cough/Hib Vaccines	660	633	522
Meningitis/Pneumonia Vaccines	482	310	256
Adult Booster Vaccines	402	337	270
Travel and Other Endemics Vaccines	327	284	176
Other Vaccines	141	134	167

Total: Vaccines segment	2,778	2,533	2,062

The table below shows the principal income statement indicators by business segment:

	Year ended December 31, 2007			Year ended December 31, 2006			Year ended December 31, 2005
(€ million)	Pharma- ceuticals	Vaccines	Sanofi- aventis consolidated	Pharma- ceuticals	Vaccines	Sanofi- aventis consolidated	Pharma- ceuticals	Vaccines	Sanofi- aventis consolidated
Net sales	25,274	2,778	28,052	25,840	2,533	28,373	25,249	2,062	27,311
Other revenues	1,085	70	1,155	1,045	71	1,116	1,143	59	1,202
Research and development expenses	(4,108)	(429)	(4,537)	(4,035)	(395)	(4,430)	(3,725)	(319)	(4,044)
Selling and general expenses	(7,032)	(522)	(7,554)	(7,515)	(505)	(8,020)	(7,832)	(418)	(8,250)
Amortization of intangibles	(3,383)	(271)	(3,654)	(3,707)	(291)	(3,998)	(3,756)	(281)	(4,037)
Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation	5,509	597	6,106	5,217	512	5,729	4,565	188	4,753
Impairment of property, plant and equipment and intangibles	(58)	—	(58)	(1,162)	(1)	(1,163)	(970)	(2)	(972)
Operating income	5,314	597	5,911	4,318	510	4,828	2,702	186	2,888
Financial expenses	(326)	(3)	(329)	(450)	(5)	(455)	(498)	(34)	(532)
Financial income	179	11	190	374	1	375	283	4	287
Income tax expense	(518)	(169)	(687)	(660)	(140)	(800)	(427)	(50)	(477)
Share of profit/loss of associates (1)	621	(24)	597	459	(8)	451	482	(55)	427
Net income	5,270	412	5,682	4,041	358	4,399	2,542	51	2,593
Attributable to minority interests	419	—	419	392	1	393	335	—	335

Attributable to equity holders of the company	4,851	412	5,263	3,649	357	4,006	2,207	51	2,258

(1)	Financial information for associates is included in the Pharmaceuticals segment, except for associates specifically involved in the Vaccines business.

Inter-segment transactions are not material. Transfer prices between segments are determined on an arm’s length basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

Assets and liabilities by segment

Assets and liabilities by segment are as follows:

	December 31, 2007			December 31, 2006			December 31, 2005
(€ million)	Pharma- ceuticals	Vaccines	Sanofi- aventis consolidated	Pharma- ceuticals	Vaccines	Sanofi- aventis consolidated	Pharma- ceuticals	Vaccines	Sanofi- aventis consolidated
Investments in associates (1)	2,022	471	2,493	2,132	505	2,637	1,928	549	2,477
Segmental assets	58,524	5,734	64,258	64,072	5,999	70,071	72,381	6,314	78,695
Unallocated assets (2)	—	—	5,163	—	—	5,055	—	—	5,773

Total assets	60,546	6,205	71,914	66,204	6,504	77,763	74,309	6,863	86,945

Acquisitions of property, plant and equipment and intangible assets	1,214	396	1,610	1,185	269	1,454	974	169	1,143

Segmental liabilities	13,073	965	14,038	14,421	994	15,415	15,664	838	16,502
Unallocated liabilities (3)	—	—	13,157	—	—	16,528	—	—	24,126

Total liabilities	13,073	965	27,195	14,421	994	31,943	15,664	838	40,628

(1)	Financial information for associates is included in the Pharmaceuticals segment, except for associates specifically involved in the Vaccines business.
(2)	Unallocated assets mainly comprise:
-	Deferred tax assets of €2,912 million at December 31, 2007 (€3,492 million at December 31, 2006, €3,382 million at December 31, 2005); and
-	Cash and cash equivalents of €1,711 million at December 31, 2007 (€1,153 million at December 31, 2006, €1,249 million at December 31, 2005).

(3)	Unallocated liabilities mainly comprise:
-	Deferred tax liabilities of €6,935 million at December 31, 2007 (€9,246 million at December 31, 2006, €12,208 million at December 31, 2005); and
-	€5,941 million of debt at December 31, 2007 (€6,944 million at December 31, 2006, €11,175 million at December 31, 2005).

D.35.2. Information by geographical segment

Information by geographical segment for the year ended December 31, 2007 is as follows:

(€ million)	Total	Europe	United States	Other countries	Unallocated costs (1)
Net sales	28,052	12,184	9,474	6,394	—
Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation (2)	6,106	4,742	4,952	2,173	(5,761)
Acquisitions of property, plant and equipment and intangible assets	1,610	1,178	316	116	—
Total assets	71,914	35,356	23,744	12,814	—
of which non-current assets other than deferred tax assets (3)	56,449	25,912	21,129	9,408	—

(1)	Unallocated costs consist mainly of fundamental research and worldwide development of pharmaceutical molecules, and part of the cost of support functions.
(2)	After amortization of intangible assets (€3,654 million).
(3)	Includes goodwill of €27,199 million and intangible assets of €19,182 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

Information by geographical segment for the year ended December 31, 2006 is as follows:

(€ million)	Total	Europe	United States	Other countries	Unallocated costs (1)
Net sales	28,373	12,219	9,966	6,188	—
Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation (2)	5,729	4,603	4,560	2,082	(5,516)
Acquisitions of property, plant and equipment and intangible assets	1,454	1,072	246	136	—
Total assets	77,763	35,742	28,808	13,213	—
of which non-current assets other than deferred tax assets (3)	62,111	26,734	25,436	9,941	—

(1)	Unallocated costs consist mainly of fundamental research and worldwide development of pharmaceutical molecules, and part of the cost of support functions.
(2)	After amortization of intangible assets (€3,998 million).
(3)	Includes goodwill of €28,472 million and intangible assets of €23,738 million.

Information by geographical segment for the year ended December 31, 2005 is as follows:

(€ million)	Total	Europe	United States	Other countries	Unallocated costs (1)
Net sales	27,311	12,134	9,566	5,611	—
Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation (2)	4,753	4,360	3,900	1,804	(5,311)
Acquisitions of property, plant and equipment and intangible assets	1,143	896	162	85	—
Total assets	86,945	37,092	35,028	14,825	—
of which non-current assets other than deferred tax assets (3)	70,442	27,592	31,201	11,649	—

(1)	Unallocated costs consist mainly of fundamental research and worldwide development of pharmaceutical molecules, and part of the cost of support functions.
(2)	After amortization of intangible assets (€4,037 million).
(3)	Includes goodwill of €30,234 million and intangible assets of €30,229 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

E. LIST OF PRINCIPAL COMPANIES INCLUDED IN THE CONSOLIDATION FOR THE YEAR ENDED DECEMBER 31, 2007

E.1. Principal fully-consolidated companies

The principal companies in the Group’s areas of operations and business segments are:

Europe		Financial interest %
Sanofi-Aventis Deutschland GmbH	Germany	100
Hoechst GmbH	Germany	100
Winthrop Arzneimittel GmbH	Germany	100
Sanofi-Aventis Gesmbh / Bristol-Myers Squibb GesmbH OHG (1)	Austria	51
Sanofi-Aventis GmbH	Austria	100
Sanofi-Aventis Belgium	Belgium	100
Sanofi-Aventis Denmark A/S	Denmark	100
Sanofi Winthrop BMS partnership (JV DK) (1)	Denmark	51
Sanofi-Aventis SA	Spain	100
Sanofi Winthrop BMS partnership (1)	Finland	51
Sanofi-Aventis Finland OY	Finland	100
Sanofi-Aventis Europe S.A.S.	France	100
Sanofi-Aventis Participations S.A.S.	France	100
Sanofi-Aventis Amérique du Nord S.N.C.	France	100
Sanofi Pasteur Holding S.A.	France	100
Aventis Pharma S.A.	France	100
Sanofi Pasteur S.A.	France	100
Aventis Agriculture S.A.	France	100
Francopia S.A.R.L.	France	100
Winthrop Médicaments S.A.	France	100
Sanofi Chimie S.A.	France	100
Sanofi Participations S.A.S.	France	100
Sanofi Pharma Bristol-Myers Squibb S.N.C. (1)	France	51
Sanofi-Aventis S.A.	France	100
Sanofi-Aventis France S.A.	France	100
Sanofi-Aventis Groupe S.A.	France	100
Sanofi-Aventis Recherche et Développement S.A.	France	100
Sanofi Winthrop Industrie S.A.	France	100
Sanofi-Aventis AEBE	Greece	100
Chinoin Pharmaceutical and Chemical Works Co Ltd	Hungary	100
Sanofi-Aventis ZRT	Hungary	100
Cahir Insurance Ltd	Ireland	100
Carraig Insurance Ltd	Ireland	100
Sanofi-Synthélabo Ireland Ltd	Ireland	100
Sanofi-Aventis Spa	Italy	100
Sanofi-Aventis AS	Norway	100
Sanofi Winthrop BMS partnership ANS (1)	Norway	51
Sanofi-Aventis Netherland BV	Netherlands	100
Sanofi Winthrop BMS VOF (1)	Netherlands	51
Sanofi-Aventis Sp Zoo	Poland	100
Winthrop Farmaceutica Portugal Lda	Portugal	100
Sanofi-Aventis Produtos Farmaceuticos SA	Portugal	100
Sanofi Winthrop BMS AEIE (1)	Portugal	51
Sanofi-Aventis sro	Czech Republic	100
Aventis Pharma UK Ltd	United Kingdom	100

(1)	Partnership with Bristol-Myers Squibb (see Note C.1.).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

Europe		Financial interest %
Sanofi-Synthélabo Ltd	United Kingdom	100
Sanofi-Synthélabo UK Ltd	United Kingdom	100
Winthrop Pharmaceuticals UK Ltd	United Kingdom	100
Fisons Limited	United Kingdom	100
May and Baker Limited	United Kingdom	100
Aventis Pharma ZAO	Russia	100
Sanofi-Aventis AB	Sweden	100
Sanofi SA-AG	Switzerland	100
Sanofi-Aventis (Suisse) SA	Switzerland	100
Sanofi-Synthélabo CIS & Eastern countries SA	Switzerland	100
Sanofi-Aventis Ilaclari Ltd Sirketi	Turkey	100
Winthrop Ilac AS	Turkey	100
Sanofi-Synthélabo Ilac AS	Turkey	100
Sanofi-Synthélabo BMS ADI Ortakligi partnership (1)	Turkey	51

(1)	Partnership with Bristol-Myers Squibb (see Note C.1.).

United States		Financial interest %
Armour Pharmaceuticals C.	United States	100
Aventis Inc.	United States	100
Aventisub Inc.	United States	100
Aventis Holdings Inc.	United States	100
Aventis Pharmaceuticals Inc.	United States	100
Carderm Capital L.P.	United States	100
Sanofi-Aventis US Inc.	United States	100
Sanofi-Aventis US LLC.	United States	100
Sanofi Pasteur Inc.	United States	100
Sanofi-Synthélabo Inc.	United States	100
Vaxserve Inc.	United States	100

Other Countries		Financial interest %
Sanofi-Aventis South Africa (Pty) Ltd	South Africa	100
Winthrop Pharmaceuticals (Pty) Ltd	South Africa	100
Pharmachoice	South Africa	100
Winthrop Pharma Saïdal	Algeria	70
Sanofi-Aventis Algérie	Algeria	100
Aventis Pharma (Argentina) S.A.	Argentina	100
Sanofi-Synthélabo Australia Pty Ltd	Australia	100
Sanofi-Aventis Australia Pty Limited	Australia	100
Sanofi-Aventis Farmaceutica Ltda	Brazil	100
Sanofi Pasteur Ltd	Canada	100
Sanofi-Aventis Canada Inc.	Canada	100
Sanofi-Aventis de Chili SA	Chile	100
Sanofi-aventis Pharma Beijing (China)	China	100
Hangzhou Sanofi-aventis Minsheng Pharmaceuticals Co Ltd	China	98
Shenzhen Sanofi pasteur Biological Products Co Ltd	China	100
Winthrop Pharmaceuticals de Colombie SA	Colombia	100
Sanofi-Aventis de Colombia SA	Colombia	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2007

Other Countries		Financial interest %
Sanofi-Aventis Korea Co Ltd	Korea	91
Sanofi-Aventis SAE Egypt	Egypt	100
Sanofi-Aventis del Ecuador SA	Ecuador	100
Sanofi-Aventis Hong Kong Limited	Hong Kong	100
Sanofi-Synthélabo (India) Ltd	India	100
Aventis Pharma Limited (India)	India	50.1
PT Sanofi-Aventis Indonesia	Indonesia	100
PT Aventis Pharma (Indonesia)	Indonesia	75
Sanofi-Aventis KK	Japan	100
Sanofi-Aventis Meiji Pharma. Co Ltd	Japan	51
Winthrop Pharmaceutical Japan Co Ltd	Japan	100
Sanofi-Aventis Yamanouchi Pharma. KK	Japan	51
Winthrop Pharmaceuticals SDN-BHD	Malaysia	100
Sanofi-Aventis SDN-BHD	Malaysia	100
Maphar	Morocco	81
Sanofi-Aventis (Morocco)	Morocco	100
Sanofi-Aventis de Mexico SA de CV	Mexico	100
Sanofi-Aventis Winthrop SA de CV	Mexico	100
Winthrop Pharmaceuticals de Mexico SA de CV	Mexico	100
Sanofi-Aventis Pakistan Limited	Pakistan	53
Sanofi-Aventis de Panama SA	Panama	100
Sanofi-Aventis del Peru SA	Peru	100
Sanofi-Aventis Philippines Inc.	Philippines	100
Sanofi-Aventis de la Rep Dominicana	Dominican Republic	100
Aventis Pharma Manufacturing	Singapore	100
Sanofi-Aventis Singapore Pte Ltd	Singapore	100
Sanofi-Aventis Taiwan Co Ltd	Taiwan	100
Sanofi-Synthélabo (Thailand) Ltd	Thailand	100
Sanofi-Aventis Thailand Ltd	Thailand	100
Sanofi Aventis Pharma Tunisie	Tunisia	100
Winthrop Pharma Tunisie	Tunisia	100
Sanofi-Aventis de Venezuela SA	Venezuela	100
Sanofi-Synthélabo Vietnam	Vietnam	70
Sanofi-Aventis Vietnam Srl	Vietnam	100

E.2. Principal associates

		Financial interest %
InfraServ Höchst	Germany	30
Bristol-Myers Squibb / Sanofi Canada Partnership	Canada	49.9
Bristol-Myers Squibb / Sanofi Pharmaceuticals Holding Partnership	United States	49.9
Bristol-Myers Squibb / Sanofi Pharmaceuticals Partnership	United States	49.9
Bristol-Myers Squibb / Sanofi Pharmaceuticals Partnership Puerto Rico	United States	49.9
Bristol-Myers Squibb / Sanofi-Synthélabo Partnership	United States	49.9
Bristol-Myers Squibb / Sanofi-Synthélabo Puerto Rico Partnership	United States	49.9
Sanofi Pasteur MSD SNC	France	50
Société Financière des Laboratoires de Cosmétologie Yves Rocher	France	39
Zentiva	Czech Republic	24.9
Merial	United Kingdom	50