Form 20-F
period 2010-12-31
SANOFI-AVENTIS
filed 2011-03-01
CIK 1121404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

174, avenue de France, 75013 Paris, France. Fax: 011 + 33 1 53 77 43 03. Tel: 011 + 33 1 53 77 40 00

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010 was:

Ordinary shares:    1,310,997,785

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

Yes  ☒        No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

YES  ☐        NO  ☒.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The consolidated financial statements contained in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS as adopted by the European Union, as of December 31, 2010.

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

Brand names appearing in this annual report are trademarks of sanofi-aventis and/or its affiliates, with the exception of:

—

trademarks used or that may be or have been used under license by sanofi-aventis and /or its affiliates, such as Acrel® and Actonel® trademarks of Warner Chilcott ; BiTE® a trademark of Micromet Inc., Copaxone® a trademark of Teva Pharmaceuticals Industries ; Cortizone-10® a trademark of Johnson & Johnson (except in the United-States where it is a trademark of the Group) ; epiCard™ a trademark of Intelliject ; Gardasil® a trademark of Merck&Co. ; Mutagrip® a trademark of Institut Pasteur ; Optinate® a trademark of Warner Chilcott on certain geographical areas and of Shionogi Pharma Inc. in the United States ; Pancréate™ a trademark of CureDM ; and RotaTeq® a trademark of Merck&Co. ;

—

trademarks sold by sanofi-aventis and/or its affiliates to a third party, such as DDAVP® a trademark of Ferring (except in the United States where it is a trademark of the Group) ; Liberty®, LibertyLink® and StarLink® trademarks of Bayer ; and Maalox® a trademark of Novartis in the United States, Canada and Puerto Rico; and,

—

other third party trademarks such as ACT® a trademark of Johnson & Johnson on certain geographical areas (except the United States where it is a trademark of the Group) ; Aspirine® and Cipro® trademarks of Bayer ; Humaneered™ a trademark of KaloBios Pharmaceuticals ; IC31® a trademark of Intercell ; LentiVector® and RetinoStat® trademarks of Oxford BioMedica ; Libertas™ a trademark of APOTEX in the United States and of International Contraceptive & SRH Marketing Limited in the United Kingdom ; MIMIC® a trademark of ROHM AND HAAS COMPANY ; Rotarix® a trademark of GSK ; Unisom® a trademark of Johnson & Johnson on certain geographical areas (except the United States where it is a trademark of the Group) ; and Cerezyme®, Fabrazyme® and Lemtrada™ trademarks of Genzyme Corporation.

The data relative to market shares and ranking information for pharmaceutical products presented in particular in “Item 4. Information on the Company — B. Business Overview — Markets — Marketing and distribution” are based on sales data from IMS Health MIDAS (IMS), retail and hospital, for calendar year 2010, in constant euros (unless otherwise indicated).

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

(iv)	adjustments related to the exclusion of IMS sales for products which we do not recognize in our consolidated net sales but which are attributed to us by IMS; and

(v)	sales of Brazilian panel at constant wholesalers’ perimeter.

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

•	statements of our plans, objectives or goals, including those relating to products, clinical trials, regulatory approvals and competition; and

•	statements about our future economic performance or that of France, the United States or any other countries in which we operate.

This information is based on data, assumptions and estimates considered as reasonable by the Company and undue reliance should not be placed on such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent, known and unknown, risks and uncertainties associated with the regulatory, economic, financial and competitive environment, and other factors that could cause future results and objectives to differ materially from those expressed or implied in the forward-looking statements. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such factors, some of which are discussed under “Item 3. Key Information — D. Risk Factors” below, include but are not limited to:

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

We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Additional risks, not currently known or considered immaterial by the Company, may have the same unfavorable effect and investors may lose all or part of their investment.

Forward-looking statements speak only as of the date they are made. Other than required by law, we do not undertake any obligation to update them in light of new information or future developments.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

N/A

Item 2. Offer Statistics and Expected Timetable

N/A

Item 3. Key Information

A. Selected Financial Data

SUMMARY OF SELECTED FINANCIAL DATA

The tables below set forth selected consolidated financial data for sanofi-aventis. These financial data are derived from the sanofi-aventis consolidated financial statements. The sanofi-aventis consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 are included in Item 18 of this annual report.

The consolidated financial statements of sanofi-aventis for the years ended December 31, 2010, 2009 and 2008 have been prepared in compliance with IFRS issued by the International Accounting Standards Board (IASB) and with IFRS adopted by the European Union as of December 31, 2010. The term “IFRS” refers collectively to international accounting and financial reporting standards (IAS and IFRS) and to interpretations of the interpretations committees (SIC and IFRIC) mandatorily applicable as of December 31, 2010.

Sanofi-aventis reports its financial results in euros.

SELECTED CONDENSED FINANCIAL INFORMATION

	As of and for the year ended December 31,
(€ million, except per share data)	2010		2009		2008	2007	2006
IFRS Income statement data
Net sales	30,384		29,306		27,568	28,052	28,373
Gross profit	23,318		22,869		21,480	21,636	21,902
Operating income	5,961		6,366		4,394	5,911	4,828
Net income excluding the held-for-exchange Merial business attributable to equity holders of sanofi-aventis (a)	5,081		5,090		3,731	5,112	3,918
Net income attributable to equity holders of sanofi-aventis	5,467		5,265		3,851	5,263	4,006
Basic earnings per share (€) (b) :
Net income excluding the held-for-exchange Merial business attributable to equity holders of sanofi-aventis (a)	3.89		3.90		2.85	3.80	2.91
Net income attributable to equity holders of sanofi-aventis	4.19		4.03		2.94	3.91	2.97
Diluted earnings per share (€) (c) :
Net income excluding the held-for-exchange Merial business attributable to equity holders of sanofi-aventis (a)	3.88		3.90		2.85	3.78	2.88
Net income attributable to equity holders of sanofi-aventis	4.18		4.03		2.94	3.89	2.95
IFRS Balance sheet data
Goodwill and other intangible assets	44,411		43,480		43,423	46,381	52,210
Total assets	85,264		80,251	(g)	71,987	71,914	77,763
Outstanding share capital	2,610		2,618		2,611	2,657	2,701
Equity attributable to equity holders of sanofi-aventis	53,097		48,322	(g)	44,866	44,542	45,600
Long-term debt	6,695		5,961		4,173	3,734	4,499
Cash dividend paid per share (€) (d)	2.50	(e)	2.40		2.20	2.07	1.75
Cash dividend paid per share ($) (d)(f)	3.34	(e)	3.46		3.06	3.02	2.31

(a)	Refer to definition in Notes D.1. and D.8.1. to our consolidated financial statements included at Item 18 of this annual report.
(b)

Based on the weighted average number of shares outstanding in each period used to compute basic earnings per share, i.e., 1,305.3 million shares in 2010, 1,305.9 million shares in 2009, 1,309.3 million shares in 2008, 1,346.9 million shares in 2007, and 1,346.8 million shares in 2006.

(c)

Based on the weighted average number of shares outstanding in each period plus stock options and restricted shares with a potentially dilutive effect; i.e., 1,308.2 million shares in 2010, 1,307.4 million shares in 2009, 1,310.9 million shares in 2008, 1,353.9 million shares in 2007, and 1,358.8 million shares in 2006.

(d)	Each American Depositary Share, or ADS, represents one half of one share.
(e)	Dividends for 2010 will be proposed for approval at the annual general meeting scheduled for May 6, 2011.
(f)	Based on the relevant year-end exchange rate.
(g)

In accordance with IFRS 3 (Business Combinations), sanofi-aventis adjusted the values of certain identifiable assets and liabilities of Merial during the purchase price allocation period (see Note D.1. to our consolidated financial statements included at Item 18 of this annual report).

SELECTED EXCHANGE RATE INFORMATION

The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro from 2006 through February 2011 expressed in U.S. dollar per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). We provide the exchange rates below solely for your convenience. We do not represent that euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

	Period- end Rate	Average Rate (1)	High	Low
	(U.S. dollar per euro)
2006	1.32	1.27	1.33	1.19
2007	1.46	1.38	1.49	1.29
2008	1.39	1.47	1.60	1.24
2009	1.43	1.40	1.51	1.25
2010	1.33	1.32	1.45	1.20
Last 6 months
2010
August	1.27	1.29	1.33	1.27
September	1.36	1.31	1.36	1.27
October	1.39	1.39	1.41	1.37
November	1.30	1.37	1.42	1.30
December	1.33	1.32	1.34	1.31
2011
January	1.37	1.34	1.37	1.29
February (2)	1.38	1.36	1.38	1.35

(1)

The average of the Noon Buying Rates on the last business day of each month during the relevant period for the full year average, and on each business day of the month for the monthly average. The latest available Noon Buying Rate being February 18, 2011, we have used European Central Bank Rates for the period from February 21, 2011 to February 25, 2011.

(2)	In each case, measured through February 25, 2011.

On February 25, 2011 the European Central Bank Rate was 1.3762 per euro.

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

Competitors may file marketing authorization requests for generic versions of our products. Approval and market entry of a generic product would reduce the price that we receive for these products and/or the volume of the product that we would be able to sell, and could materially adversely affect our business, results of operations and financial condition. The market for our products could also be affected if a competitor’s innovative drug in the same market were to become available as a generic. Additionally, a number of our products acquired through business combinations have substantial balance sheet carrying values, as disclosed at Note D.4. to our consolidated financial statements included in this annual report at Item 18, which could be substantially impaired by the introduction of a generic competitor, with adverse effects on our financial condition and the value of our assets.

Through patent and other proprietary rights, we hold exclusivity rights for a number of our research-based products. However, the patent protection that we are able to obtain varies from product to product and country to country and may not be sufficient to maintain product exclusivity. We are involved in litigation worldwide to enforce certain of these patent rights against generics and proposed generics (see Note D.22.b) to our consolidated financial statements included in this annual report at Item 18 for additional information). Moreover, patent rights are limited in time and do not always provide effective protection for our products: competitors may successfully avoid patents through design innovation, we may not hold sufficient evidence of infringement to bring suit, or our infringement claim may not result in a decision that our rights are valid, enforceable or infringed. Moreover, a number of countries are increasingly easing the introduction of generic drugs or biosimilar products through accelerated approval procedures.

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

Many Group products are already subject to aggressive generic competition, and additional products of the Group could become subject to generic competition in the future.

Product liability claims could adversely affect our business, results of operations and financial condition.

Product liability is a significant business risk for any pharmaceutical company, and the Group’s ongoing diversification may increase our product liability exposure (see “The diversification of the Group’s business exposes us to additional risks” below). Substantial damage awards have been made — notably in the United States and other common law jurisdictions — against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. Sometimes side effects of pharmaceutical drugs cannot be adequately anticipated based on preapproval clinical studies involving only several hundred to several thousand patients. Routine review and analysis of the continually growing body of post-marketing safety surveillance and clinical trials provide additional information — for example, potential evidence of rare, population-specific or long-term adverse reactions or of drug interactions that were not observed in preapproval clinical studies — and may cause product labeling to evolve, including restrictions of therapeutic indications, new contraindications, warnings or precautions, and occasionally even the suspension or withdrawal of a product marketing authorization. Several pharmaceutical companies have withdrawn products from the market because of actual or suspected adverse reactions to their products, and currently face significant product liability claims. We are currently defending a number of product liability claims (see Note D.22.a) to the consolidated financial statements included at Item 18 of this annual report) and there can be no assurance that the Group will be successful in defending against each of these claims or will not face additional claims in the future.

Although we continue to insure a portion of our product liability with third-party carriers, product liability coverage is increasingly difficult and costly to obtain, particularly in the United States, and in the future it is possible that self-insurance may become the sole commercially reasonable means available for managing the product liability financial risk of our pharmaceutical and vaccines businesses (see “Item 4. Information on the Company — B. Business Overview — Insurance and Risk Coverage.”) Due to insurance conditions, even when the Group has insurance coverage, recoveries from insurers may not be totally successful. Moreover the insolvency of a carrier could negatively affect our ability to achieve the practical recovery of the coverage for which we have already paid a premium.

Product liability claims, regardless of their merits or the ultimate success of the Group’s defense, are costly, divert management attention, may harm our reputation and can impact the demand for our products. Substantial product liability claims, if successful, could adversely affect our business, results of operations and financial condition.

Claims and investigations relating to competition law, marketing practices and pricing could adversely affect our business, results of operations and financial condition.

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

Unfavorable outcomes in these matters, or in similar matters to be faced in the future, could preclude the commercialization of products, negatively affect the profitability of existing products and subject us to substantial fines, penalties and injunctive or administrative remedies, potentially leading to the imposition of additional regulatory controls or exclusion from government reimbursement programs. Any such result could materially and adversely affect our results of operations, financial condition, or business. See “Item 8. Financial Information — A. Consolidated Financial Statements and Other Financial Information — Information on Legal or Arbitration Proceedings” and Note D.22. to our consolidated financial statements included at Item 18 of this annual report.

Changes in the laws or regulations that apply to us could affect the Group’s business, results of operations and financial condition.

Governmental authorities are increasingly looking to facilitate generic and biosimilar competition to existing products through new regulatory proposals intended to, or resulting in, changes to the scope of patent or data exclusivity rights and use of accelerated regulatory pathways for generic and biosimilar drug approvals.

This new competitive environment and potential regulatory changes may further limit the exclusivity enjoyed by innovative products on the market and directly impact pricing and reimbursement levels, which may adversely affect our business and future results. See “Item 4. Information on the Company — B. Business Overview — Competition” and “Item 4. Information on the Company — B. Business Overview — Regulation”.

In addition, changes in tax laws or in their application with respect to matters such as tax rates, transfer pricing, dividends, controlled companies or a restriction in certain forms of tax relief, could affect our effective tax rate and our future results.

For information regarding risks related to changes in environmental rules and regulations, see “— Environmental Risks of our Industrial Activities — Environmental liabilities and compliance costs may have a significant adverse effect on our results of operations” below.

Risks Relating to Our Business

We may fail to adequately renew our product portfolio whether through our own research and development or through acquisitions and strategic alliances.

To be successful in the highly competitive pharmaceutical industry, we must commit substantial resources each year to research and development in order to develop new products to take the place of products facing expiration of patent and regulatory data exclusivity or competition from new products that are perceived as being superior. In 2010, we spent €4,401 million on research and development, amounting to approximately 14.5% of our net sales.

The research and development process typically takes from 10 to 15 years from discovery to commercial product launch. This process is conducted in various stages in order to test, along with other features, the effectiveness and safety of a product. There can be no assurance that any of these compounds will be proven safe or effective. See “Item 4. Information on the Company — B. Business Overview — Pharmaceutical Research & Development” and “Item 4. Information on the Company — B. Business Overview — Vaccines Research and Development”. Accordingly, there is a substantial risk at each stage of development that we will not achieve our goals of safety and/or effectiveness and that we will have to abandon a product in which we have invested substantial amounts, including in late stage development (Phase III). Moreover, decisions concerning the studies to be carried out can have a significant impact on the marketing strategy for a given product. Multiple in-depth studies can demonstrate that a product has additional benefits, facilitating the product’s marketing, but such studies are expensive and time consuming and may delay the product’s submission to health authorities for approval. Our ongoing investments in new product launches and research and development for future products could therefore result in increased costs without a proportionate increase in revenues which may negatively affect our operating results. Each regulatory authority may also impose its own requirements in order to grant a license to market the product, including requiring local clinical studies, and may delay or refuse to grant approval, even though a product has already been approved in another country. Finally, obtaining regulatory marketing approval is not a guarantee that the product will achieve commercial success. Following each product marketing approval, the medical need served by the product and the corresponding reimbursement rate are evaluated by other governmental agencies which may in some cases require additional studies, including comparative studies, which may both effectively delay marketing of the new product and add to its development costs.

As a complement to our portfolio of products, we pursue a strategy of acquisitions, in-licensing and partnerships in order to develop new growth opportunities. The implementation of this strategy depends on our ability to identify business development opportunities at a reasonable cost and under acceptable conditions of financing. Moreover, entering into these in-licensing or partnership agreements generally requires the payment of significant “milestones” well before the relevant products are placed on the market without any assurance that such investments will ultimately become profitable in the long term. Because of the active competition among pharmaceutical groups for such business development opportunities, there can be no assurance of our success in completing these transactions when such opportunities are identified.

A substantial share of the revenue and income of sanofi-aventis depends on the performance of certain flagship products.

We generate a substantial share of our revenues from the sale of certain key products (see “Item 5. Operating and Financial Review and Prospects — Results of Operations — year ended December 31, 2010 compared with year ended December 31, 2009 — Net Sales by Product — Pharmaceuticals”), which represented 43.8% of the Group’s consolidated revenues in 2010. Among these products is Lantus®, which was the Group’s leading product with revenues of €3,510 million in 2010, representing 11.6% of the Group’s consolidated revenues for the year. Lantus® is a flagship product of the Diabetes division, one of the Group’s growth platforms. A reduction in sales or in the growth of sales of one or more of our flagship products (in particular sales of Lantus®) could affect our business, results of operations and financial condition.

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

In addition to pursuing our objective to become a global and diversified leader within the health industry, we are exposed to a number of new risks inherent in sectors in which, in the past, we have been either less active or entirely inactive. As an example:

•

we have increased exposure to the animal health business. The contribution of our animal health business to the Group’s income may be adversely affected by a number of risks including some which are specific to this business: i.e., the outbreak of an epidemic or pandemic that could kill large numbers of animals, and the effect of reduced veterinary expenditures during an economic crisis.

•

the margins of consumer health and generic products are generally lower than those of the traditional branded prescription pharmaceutical business. Moreover, the periodic review of the effectiveness, safety and use of certain over-the-counter drug products by health authorities or lawmakers may result in modifications to the regulations that apply to certain components of such products, which may require them be withdrawn from the market and/or that their formulation be modified.

•

specialty products (such as those developed by Genzyme) that treat rare, life-threatening diseases that are used by a small number of patients are often expensive to develop compared to the market opportunity, but third-party payers trying to limit health-care expenses may become less willing to support their per-unit cost.

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

Successful completion of the Genzyme acquisition could temporarily lessen our strategic flexibility.

While the proposed acquisition of Genzyme would provide the Group with attractive new opportunities, the diversification into new business lines and the management of substantial additional research, manufacturing and commercial operations may occupy significant organizational attention. Moreover, to acquire Genzyme, the

Group will be required to incur a substantial amount of debt. As a result, we would be required to make significant payments to lenders. Our post-acquisition level of indebtedness could also cause our credit rating to be downgraded, increase our financing costs, limit our capacity to secure additional financing and limit our ability to engage in additional transactions.

The globalization of the Group’s business exposes us to increased risks.

The significant expansion of our activities in emerging markets may further expose us to more volatile economic conditions, political instability, competition from companies that are already well established in these markets, the inability to adequately respond to the unique characteristics of these markets, particularly with respect to their regulatory frameworks, difficulties in recruiting qualified personnel, potential exchange controls, weaker intellectual property protection, higher crime levels (particularly with respect to counterfeit products (see “— Counterfeit versions of our products could harm our business” below)), corruption and fraud. Any difficulties in adapting to these markets and/or a significant decline in the anticipated growth rate in these regions could impair our ability to take advantage of these growth opportunities and could affect our business, results of operations or financial condition.

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

Health authorities, in particular the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA) have imposed increasingly burdensome requirements on pharmaceutical companies, particularly in terms of the volume of data needed to demonstrate a product’s efficacy and safety. Marketed products are also subject to continual review even after regulatory approval. Later discovery of previously undetected problems may result in marketing restrictions or the suspension or withdrawal of the product, as well as an increased risk of litigation for both pharmaceutical and animal health products. These post-regulatory approval routine reviews and data analyses can lead to the issuance of recommendations by government agencies, health professional and patient organizations or other specialized organizations regarding the use of products, which may result in a reduction in sales, such as, for example, a recommendation to limit the patient scope of a drug’s indication. In addition, such reviews may result in the discovery of significant problems with respect to a competing product that is similar to one sold by the Group, which may in turn cast suspicion on the entire class to which these products belong and ultimately diminish the sales of the relevant product of the Group. When such issues arise, the contemplative nature of evidence-based health care and restrictions on what pharmaceutical manufacturers may say about their products are not always well suited to rapidly defending the Group or the public’s legitimate interests in the face of the political and market pressures generated by social media and rapid news cycles, and this may result in unnecessary commercial harm, overly restrictive regulatory actions and erratic share price performance.

In addition, to the extent that new regulations raise the costs of obtaining and maintaining product authorization, or limit the economic value of a new product to its inventor, the growth prospects of our industry and of our Company are diminished.

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

In addition to the pricing pressures they exert, state and private third-party payers and purchasers of pharmaceutical products may reduce volumes of sales by restricting access to formularies or otherwise discouraging physician prescriptions of our products. In the United States, the new health care reform law increased the government’s role with respect to price, reimbursement and the coverage levels for healthcare-related expenses for the large government health care sector. Implementation of the new law could affect our revenues and/or margins (for further details concerning this law and a description of certain regulatory pricing systems that affect our Group see “Item 4. Information on the Company — B. Business Overview — Pricing & Reimbursement”).

Our operating results may also be affected by parallel imports, particularly within the European Union, whereby distributors engage in arbitrage based on national price differences to buy product on low cost markets for resale on higher cost markets.

A slowdown of global economic growth could have negative consequences for our business(1).

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

Additionally, to the extent the slowing economic environment may lead to financial difficulties or even the default or failure of major players including wholesalers or public sector buyers financed by insolvent States, the Group could experience disruptions in the distribution of its products as well as the adverse effects described below at “ — We are subject to the risk of non-payment by our customers”.

We rely on third parties for the marketing of some of our products.

We market some of our products in collaboration with other pharmaceutical companies. For example, we currently have major collaborative arrangements with Bristol-Myers Squibb (BMS) for the marketing of Plavix® and Aprovel® in the United States and several other countries, with Warner Chilcott for the osteoporosis treatment Actonel®, with Teva for Copaxone®, and with Merck & Co., Inc. for the distribution of vaccines in Europe. See “Item 4. Information on the Company — B. Business Overview —Pharmaceutical Products — Main pharmaceutical products” for more information on our major alliances. When we market our products through collaboration arrangements, we are subject to the risk that certain decisions, such as the establishment of budgets and promotion strategies, are subject to the control of our collaboration partners, and that deadlocks may adversely affect the activities conducted through the collaboration arrangements. For example, our alliances with BMS are subject to the operational management of BMS in some countries, including the United States. Any conflicts that we may have with our partners may affect the marketing of certain of our products. Such difficulties may cause a decline in our revenues and affect our results of operations.

The manufacture of our products is technically complex, and supply interruptions, product recalls or inventory losses caused by unforeseen events may reduce sales, delay the launch of new products and adversely affect our operating results and financial condition.

Many of our products are manufactured using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. Our vaccine products in particular are subject to the risk of manufacturing stoppages or the risk of loss of inventory because of the difficulties inherent to the sterile processing of biological materials and the potential unavailability of adequate amounts of raw materials meeting our standards. Additionally, specific conditions must be respected both by the Group and our customers for the storage and distribution of many of our products, e.g., cold storage for certain vaccines and insulin-based

(1)	Information in this section is complementary to Note B.8.8. to our consolidated financial statements included at Item 18 of this annual report, with respect to information required by IFRS 7, and is covered by our independent registered public accounting firms’ report on the consolidated financial statements.

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

Counterfeit versions of our products could harm our business.

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

In line with industry practice, we manufacture our vaccines and many of our prescription pharmaceutical products with ingredients derived from animal or plant tissue. We subject our products incorporating these ingredients to extensive tests and believe them to be safe. There have been instances in the past where the use of biologically derived ingredients by the Group or its competitors has been alleged to be an actual or theoretical source of harm, including infection or allergic reaction, or instances where production facilities have been subject to prolonged periods of closure because of possible contamination. Such allegations have on occasion led to damage claims and increased resistance on the part of patients to such ingredients. A substantial claim of harm caused by a product incorporating biologically derived ingredients or a contamination event could lead us to incur potentially substantial costs as a result of, among other things, litigation of claims, product recalls, adoption of additional safety measures, manufacturing delays, investment in patient education, and development of synthetic substitutes for ingredients of biological origin. Such claims could also generate patient resistance, with a corresponding adverse effect on sales and results of operations.

We are subject to the risk of non-payment by our customers.(1)

We run the risk of non-payment by our customers, which consist principally of wholesalers, distributors, pharmacies, hospitals, clinics and government agencies. This risk is accentuated by the current worldwide financial crisis. The United States, which is our largest market in terms of sales, poses particular client credit risk issues, because of the concentrated distribution system in which approximately 73% of our consolidated U.S. pharmaceutical sales are accounted for by just three wholesalers. In addition, the Group’s three main customers represent 20.6% of our total revenues. We are also exposed to large wholesalers in other markets, particularly in Europe. An inability of one or more of these wholesalers to honor their debts to us could adversely affect our financial condition (see Note D.34. to our consolidated financial statements included at Item 18 of this annual report).

Our pension liabilities are affected by factors such as the performance of plan assets, interest rates, actuarial data and experience and changes in laws and regulations.

Our future funding obligations for our main defined-benefit pension plans depend on changes in the future performance of assets held in trust for these plans, the interest rates used to determine funding levels (or company liabilities), actuarial data and experience, inflation trends, the level of benefits provided for by the plans, as well as changes in laws and regulations. Adverse changes in those factors could increase our unfunded obligations under such plans, which would require more funds to be contributed and hence negatively affect our cash flow and results (see Note D.19.1 to our consolidated financial statements included at Item 18 of this annual report).

We are increasingly dependent on our technological infrastructure and computer networks.

Our business depends on the use of computerized data, which means that certain key divisions such as research and development, production and sales are to a large extent dependent on our information technology network. Our inability to implement adequate security and memory storage systems for saved data could lead to their deterioration or loss in the event of a system malfunction, or allow data to be stolen or corrupted in the event of a security breach, which could have a material adverse effect on our business, operating results and financial condition.

Environmental Risks of Our Industrial Activities

Risks from the handling of hazardous materials could adversely affect our results of operations.

Manufacturing activities, such as the chemical manufacturing of the active ingredients in our products and the related storage and transportation of raw materials, products and wastes, expose us to various risks, including:

•	fires and/or explosions;

•	storage tank leaks and ruptures; and

•	discharges or releases of toxic or hazardous substances.

These operating risks can cause personal injury, property damage and environmental contamination, and may result in:

•	the shutdown of affected facilities; and

•	the imposition of civil or criminal penalties.

The occurrence of any of these events may significantly reduce the productivity and profitability of a particular manufacturing facility and adversely affect our operating results.

(1)	Information in this section is complementary to Note B.8.8. to our consolidated financial statements included at Item 18 of this annual report, with respect to information required by IFRS 7, and is covered by our independent registered public accounting firms’ report on the consolidated financial statements and by Notes D.10. and D.34. to our consolidated financial statements included at Item 18 of this annual report.

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

Because we sell our products in numerous countries, our results of operations and financial condition could be adversely affected by fluctuations in currency exchange rates. We are particularly sensitive to movements in exchange rates between the euro and the U.S. dollar, the British pound, the Japanese yen, and to currencies in emerging countries. In 2010, approximately 30% of our net sales were realized in the United States. While we incur expenses in those currencies, the impact of currency exchange rates on these expenses does not fully offset

(1)

Information in this section is complementary to Note B.8.8. to our consolidated financial statements included at Item 18 of this annual report, with respect to information required by IFRS 7, and is covered by our independent registered public accounting firms’ report on the consolidated financial statements.

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

As of December 31, 2010, the Group’s net debt amounted to €1.6 billion, an amount which will increase substantially upon acquisition of Genzyme. In addition to debt outstanding, the Group has contracted a number of credit lines and put into place commercial paper and medium term note programs with the aim of providing liquidity. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In the event of a market-wide liquidity crisis, the Group might be faced with reduced access to sources of financing, including under programs currently in place, or less favorable conditions.

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

As of December 31, 2010, L’Oréal and Total, our two largest shareholders, held approximately 9.02% and 5.51% of our issued share capital, respectively, accounting for approximately 15.61% and approximately 9.19%, respectively, of the voting rights (excluding treasury shares) of sanofi-aventis. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” Affiliates of each of these shareholders are currently serving on our Board of Directors. To the extent these shareholders continue to hold a large percentage of our share capital and voting rights, L’Oréal and Total will remain in a position to exert heightened influence in the election of the directors and officers of sanofi-aventis and in other corporate actions that require shareholders’ approval.

Sales of our shares may cause the market price of our shares or ADSs to decline.

Neither L’Oréal nor Total is, to our knowledge, subject to any contractual restrictions on the sale of the shares each holds in our Company. Both of these shareholders have announced their intent to sell all or part of their stakes in our company, and have recently liquidated a significant part of their respective holdings. Sales of large numbers of our shares, or a perception that such sales may occur, could adversely affect the market price for our shares and ADSs.

Item 4. Information on the Company

Introduction

We are a global pharmaceutical group engaged in the research, development, manufacture and marketing of healthcare products. In 2010, our net sales amounted to €30,384 million. We are the fifth largest pharmaceutical group in the world and the third largest pharmaceutical group in Europe (source: IMS sales 2010). Sanofi-aventis is the parent of a consolidated group of companies. A list of the principal subsidiaries included in this consolidation is shown at Note F. to our consolidated financial statements included at Item 18 of this annual report.

Our business includes two main activities: Pharmaceuticals, and Human Vaccines through sanofi pasteur. The Group is also present in animal health products through Merial Limited (Merial).

In our Pharmaceuticals activity, which generated net sales of €26,576 million in 2010, our major product categories are:

•

Diabetes: our products include Lantus®, a long acting analog of human insulin which is the leading brand in the insulin market; Apidra®, a rapid-acting analog of human insulin; Insuman®, a range of human insulin solutions and suspensions, and Amaryl®, an oral once-daily sulfonylurea.

•

Oncology: our leading products in the oncology market are Taxotere®, a taxane derivative representing a cornerstone therapy in several cancer types; Eloxatine®, a platinum agent, which is a key treatment for colorectal cancer; and Jevtana®, a new taxane derivative launched in the United States in 2010, indicated for patients with prostate cancer.

•

Other flagship products: our thrombosis medicines include two leading drugs in their categories: Plavix®, an anti-platelet agent indicated for a number of atherothrombotic conditions; and Lovenox®, a low molecular weight heparin indicated for prevention and treatment of deep vein thrombosis and for unstable angina and myocardial infarction. Our cardiovascular medicines include Multaq®, a new anti-arrhythmic agent launched in 2009 and indicated for patients with atrial fibrillation; and Aprovel®/ CoAprovel®, a major hypertension treatment.

The global pharmaceutical portfolio of sanofi-aventis also comprises a wide range of other products in Consumer Health Care (CHC) and other prescription drugs including generics.

We are a world leader in the vaccines industry. Our net sales amounted to €3,808 million in 2010, with leading vaccines in five areas: pediatric combination vaccines, influenza vaccines, adult and adolescent booster vaccines, meningitis vaccines, and travel and endemics vaccines.

Our animal health activity is carried out through Merial, one of the world’s leading animal healthcare companies, dedicated to the research, development, manufacture and delivery of innovative pharmaceuticals and vaccines used by veterinarians, farmers and pet owners. Its net sales for 2010 (which are not included in the Group’s 2010 net sales) amounted to €1,983 million. The company’s top-selling products include Frontline®, a topical anti-parasitic flea and tick brand for dogs and cats; Heartgard®, a parasiticide for control of heartworm in companion animals; and Ivomec®, a parasiticide for the control of internal and external parasites in livestock.

In the description below, the following should be kept in mind:

•

A drug can be referred to either by its international non-proprietary name (INN) or by its brand name, which is normally exclusive to the company that markets it. In most cases, our brand names, which may vary from country to country, are protected by trademark registrations. In general, we have chosen in this annual report to refer to our products by the brand names we use in France, except for Allegra® (sold in France as Telfast®), Tritace® (sold in France as Triatec®), Amaryl® (sold in France as Amarel®), Ambien® CR (an extended-release formulation of zolpidem tartrate, not sold in France), and Jevtana® (not currently sold in France).

•	For our pharmaceutical activity, except where otherwise stated, all market share percentages and rankings are based on full-year 2010 sales figures from IMS Health MIDAS (retail and hospital).

•

For our vaccines activity, market shares and rankings are based on our own estimates. These estimates have been made from public domain information collated from various sources, including statistical data collected by industry associations and information published by competitors.

•

We present our consolidated net sales for our leading products sold directly and through alliances. As regards the products sold through our alliance with Bristol-Myers Squibb (BMS), we also present the aggregate worldwide sales of Plavix® and Aprovel®, whether consolidated by sanofi-aventis or by BMS. A definition of worldwide sales can be found in “Item 5. Operating and Financial Review and Prospects — Results of Operations”.

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

We are present in approximately 100 countries on five continents with about 100,000 employees at year end 2010, not including an additional 5,600 employees of Merial. Our legacy companies, Sanofi-Synthélabo (formed by the 1999 merger of Sanofi and Synthélabo into the current holding company) and Aventis (formed by the combination of Rhône-Poulenc and Hoechst also in 1999), bring to the Group more than a century of experience in the pharmaceutical industry.

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

Hoechst traces its origins to the second half of the 19th century, to the time of the German industrial revolution and the emergence of the chemical industry. Traditionally active in pharmaceuticals, Hoechst strengthened its position in that industry by taking a controlling interest in Roussel-Uclaf in 1974 and the U.S. pharmaceutical company Marion Merrell in 1995.

Rhône-Poulenc was formed in 1928 from the merger of two French companies: a chemical company created by the Poulenc brothers and the Société Chimique des Usines du Rhône, which was founded in 1895. The company’s activities in the first half of the 20th century focused on producing chemicals, textiles and pharmaceuticals. Rhône-Poulenc began to focus its activities on life sciences in the 1990s, which led to the successive purchases of Rorer, a U.S. pharmaceutical company acquired in two stages in 1990 and 1997, Pasteur Mérieux Connaught in the area of vaccines in 1994, and the U.K.-based pharmaceuticals company Fisons in 1995.

Sanofi-Synthélabo took control of Aventis in August 2004 and changed its registered name to “sanofi-aventis”. On December 31, 2004, Aventis merged with and into sanofi-aventis, with sanofi-aventis as the surviving company.

In 1994, the Group’s vaccines division together with the vaccines division of Merck & Co., Inc. formed Sanofi Pasteur MSD, creating the only European firm entirely dedicated to vaccines.

Merial was founded in 1997 as a combination of the animal health activities of Rhône-Poulenc and Merck. Merial was a joint venture in which we and Merck each held 50%. On September 17, 2009, we acquired Merck’s entire interest in Merial and secured an option for combining Merial with Merck’s Intervet/Schering Plough Animal Health business. On March 8, 2010, sanofi-aventis exercised its contractual right to combine the Intervet/Schering-Plough Animal Health business with Merial to form an animal health joint venture equally owned by Merck and sanofi-aventis. In addition to execution of final agreements, formation of the new animal health joint venture remains subject to approval by the relevant competition authorities and other closing conditions.

The parties currently envisage a closing for the transaction in the third quarter of 2011. In accordance with IFRS 5, sanofi-aventis recognises 100% of the Merial income on a separate line of the income statement “Net income from the held-for-exchange Merial business” (Merial sales are not consolidated). For more information see Notes B.7., D.1. and D.8.1. to our consolidated financial statements included at Item 18 of this annual report.

The Prague-based branded generics group Zentiva was acquired by sanofi-aventis through a tender offer completed on March 11, 2009 followed by a squeeze out of all remaining minority shareholders.

On February 9, 2010, Sanofi-aventis successfully completed its tender offer for all outstanding shares of common stock of Chattem, Inc., a leading U.S. consumer healthcare company. Immediately following the tender offer, sanofi-aventis held approximately 97% of Chattem’s outstanding shares, and acquired the remaining shares in a “short form” merger on March 10, 2010.

On February 24, 2011, we acquired BMP Sunstone Corporation (a specialty pharmaceutical company with a proprietary portfolio of branded pharmaceutical and healthcare products in China) through a merger between BMP Sunstone and a wholly-owned subsidiary of ours.

On October 4, 2010, we launched an unsolicited tender offer to acquire Genzyme Corp. of Massachusetts, a leading biotechnology group specialized in the treatment of rare diseases. On February 16, 2011, the two companies announced an agreement on the terms of an improved offer to acquire Genzyme. The agreement is described at “Item 10. Additional Information — C. Material Contracts” and any acquisition remains subject to fulfillment of a number of conditions including acceptance by holders of a majority of shares on a diluted basis.

B. Business Overview

Strategy

Sanofi-aventis is a diversified global healthcare leader with a number of core strengths: a strong and long-established presence in Emerging Markets(1), a portfolio of diabetes drugs including the biggest selling insulin in the world (Lantus®), a market-leading position in Vaccines and Animal Health, a broad range of Consumer Health Care products and research that is increasingly focused on biological products, allied with a track record of adapting cost structures and a solid financial position.

Like most pharmaceutical companies, we are facing competition from generics for several of our major products, in an environment subject to cost containment pressures from both third party payers and healthcare authorities and to tougher regulatory hurdles. We have decided to respond to these major challenges by developing our growth platforms.

Throughout 2010, we have implemented a wide-ranging transformation program launched in 2009, designed to secure sources of sustainable growth. Our strategy focuses on three key themes:

•	Increasing innovation in Research & Development (R&D)

We conducted a complete and objective review of our research portfolio in 2009, in order to reassess the allocation of resources. This review led to a rationalization of our portfolio, targeting the most promising projects. In February 2011, 53% of our development portfolio consisted of biological products and vaccines. We also redefined our decision-making processes so that new commercial potential and the scope for value creation are better integrated into our development choices. R&D is now based on an organizational structure that focuses on patient needs and encourages entrepreneurship and autonomy. This network-based organization, open to external opportunities, will enable our R&D to be more creative and make the most of innovation, wherever it comes from.

In line with this policy, we signed new alliance and licensing agreements in 2010 designed to give us access to new technologies, or to broaden or strengthen our existing fields of research (including diabetes, oncology and

(1)	We define “Emerging Markets” as the world excluding the United States, Canada, Western Europe (France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxemburg, Portugal, the Netherlands, Austria, Switzerland, Ireland, Finland, Norway, Iceland, Sweden and Denmark), Japan, Australia and New Zealand.

vaccines). In February 2011, 64% of our development portfolio consisted of projects originated by external R&D. Finally, we have made progress on our objective of offering more products that add value for patients: the launches of the anti-arrhythmic drug Multaq® throughout the world, the anti-cancer agent Jevtana® in the United States and the influenza vaccines Intanza® and Fluzone® High-Dose are some examples.

•	Adapting our structures to meet the challenges of the future

During 2009, we adapted our operating model, previously too focused on the best-selling prescription drugs in our traditional markets, to reflect the diversity of our activities and our geographical reach. In particular, we tailored our strategy, structure and offering to each region’s needs, so as to deliver the most appropriate solution to each patient. 30% of our 2010 sales were in emerging markets, where approximately 39% of our employees are located, and where we have strengthened our Consumer Health Care operations. We also realigned our industrial capacity to reflect our expectation of changes in volumes and our analysis of the opportunities for growth. Streamlining our structures and our operating model has also enabled us to further improve our operating ratios. In 2010, our cost control program allowed us to reduce the weight of our research and development expenses and our selling and general expenses compared to our net sales.

•	Exploring external growth opportunities

Business development is wholly integrated into our overall strategy, and translates into disciplined acquisitions and alliances that create or strengthen platforms for long-term growth and create value for our shareholders. During 2010, we pursued this active and targeted policy, announcing 37 new transactions, including nine acquisitions or creations of joint ventures and 28 R&D alliances. We successfully completed our acquisition of Chattem, one of the leading manufacturers and distributors of branded consumer health products, toiletries and dietary supplements in the United States. We also strengthened our Consumer Health Care platform through the acquisition of Nepentes S.A. in Poland, as well as the creation of a joint venture with Minsheng Pharmaceutical Co., Ltd. and the acquisition of BMP Sunstone Corporation in China. In the generics sector, we created a joint venture with the Japanese company Nichi-Iko Pharmaceutical Co., Ltd. We also acquired two R&D companies: the U.S. biopharmaceutical company TargeGen Inc., which develops small molecule kinase inhibitors for the treatment of certain forms of leukemia, lymphoma and other hematological malignancies and blood disorders; and the U.S. biotechnology company VaxDesign, which develops in vitro models of the human immune system used for the development of vaccines. In Animal Health, on March 8, 2010, we exercised our contractual right to combine the Intervet/Schering-Plough Animal Health business with Merial to form a new animal health joint venture equally owned by the new Merck and sanofi-aventis, which when completed will create a global leader in Animal Health. On February 16, 2011, sanofi-aventis announced an agreement to acquire Genzyme Corp., a leading U.S.-based biotechnology company specializing in the treatment of rare diseases. The agreement is described at “Item 10. Additional Information — C. Material Contracts” and any acquisition remains subject to fulfillment of a number of conditions including acceptance of the transaction by holders of a majority of shares of Genzyme common stock on a diluted basis.

We expect our sound financial position should give us significant potential to create value via external growth opportunities, with the aim of securing a return on investment in excess of our cost of capital.

Pharmaceutical Products

Main Pharmaceutical Products

Within our Pharmaceuticals business, we focus on the following categories: diabetes, oncology, and other flagship products in anti-thrombotics and cardiovascular fields.

The sections that follow provide additional information on the indications and market position of these products in their principal markets. Our intellectual property rights over our pharmaceutical products are material to our operations and are described at “— Patents, Intellectual Property and Other Rights” below. As disclosed in Note D.22.b) to our consolidated financial statements included at Item 18 of this annual report, we are involved in significant litigation concerning the patent protection of a number of these products.

The following table sets forth the net sales of our best-selling pharmaceutical products for the year ended December 31, 2010. These products are major contributors to public health.

Therapeutic Area / Product Name	2010 Net Sales (€ million)	Drug Category / Main Areas of Use
Diabetes
Lantus® (insulin glargine)	3,510	Long-acting analog of human insulin
		• Type 1 and 2 diabetes mellitus
Apidra® (insulin glulisine)	177	Rapid-acting analog of human insulin
		• Type 1 and 2 diabetes mellitus
Amaryl® (glimepiride)	478	Sulfonylurea
		• Type 2 diabetes mellitus
Insuman® (insulin)	133	Human insulin (rapid and intermediate acting)
		• Type 1 and 2 diabetes mellitus
Oncology
Taxotere® (docetaxel)	2,122	Cytotoxic agent
		• Breast cancer • Non small cell lung cancer • Prostate cancer • Gastric cancer • Head and Neck cancer
Eloxatine® (oxaliplatin)	427	Cytotoxic agent
		• Colorectal cancer
Jevtana® (cabazitaxel)	82	Cytotoxic agent
		• Prostate cancer
Other Flagship products
Lovenox® (enoxaparin sodium)	2,806	Low molecular weight heparin
		• Treatment and prevention of deep vein thrombosis • Treatment of acute coronary syndromes
Plavix® (clopidogrel bisulfate)	2,083	Platelet adenosine disphosphate receptor antagonist
		• Atherothrombosis • Acute coronary syndrome with and without ST segment elevation
Aprovel® (irbesartan) / CoAprovel® (irbesartan & hydrochlorothiazide)	1,327	Angiotensin II receptor antagonist
		• Hypertension
Multaq® (dronedarone)	172	Anti-arrhythmic drug
		• Atrial Fibrillation
Others
Stilnox® /Ambien®/Myslee® (zolpidem tartrate)	819	Hypnotic
		• Sleep disorders
of which Ambien® CR	378
Allegra® (fexofenadine hydrochloride)	607	Anti-histamine
		• Allergic rhinitis • Urticaria

Therapeutic Area / Product Name	2010 Net Sales (€ million)	Drug Category / Main Areas of Use
Copaxone® (glatiramer acetate)	513	Non-interferon immunomodulating agent
		• Multiple sclerosis
Tritace® (ramipril)	410	Angiotensin Converting Enzyme Inhibitor
		• Hypertension • Congestive heart failure • Nephropathy
Depakine® (sodium valproate)	372	Anti-epileptic
		• Epilepsy
Xatral® (alfuzosin hydrochloride)	296	Uroselective alpha1-blocker
		• Benign prostatic hypertrophy
Actonel® (risedronate sodium)	238	Biphosphonate
		• Osteoporosis • Paget’s Disease
Nasacort® (triamcinolone acetonide)	189	Local corticosteroid
		• Allergic rhinitis

Diabetes

The prevalence of diabetes is expected to increase significantly over the next 20 years, reflecting multiple socio-economic factors including sedentary lifestyles, excess weight and obesity, unhealthy diet and an aging population. Our principal diabetes products are Lantus®, a long-acting analog of human insulin; Apidra®, a rapid-acting analog of human insulin; Insuman®, a human insulin; and Amaryl®, a sulfonylurea. In 2011 the company expects to market the BGStar® solution range of Blood Glucose Monitors for insulin patients.

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

Lantus® is a well established treatment with over 30 million patient-years exposure since 2000. The clinical trial experience with Lantus® covers over 100,000 patients.

Lantus® can be administered subcutaneously using syringes or specific pens including the Lantus® SoloSTAR® disposable pen and the ClikSTAR® reusable pen:

•

Lantus® SoloSTAR® is a pre-filled disposable pen available in over 50 countries worldwide. It is the only disposable pen that combines a low injection force, up to 80 units per injection, and ease-of-use; and

•

ClikSTAR® is a reusable insulin pen first approved in 2009 in the European Union and Canada. It is now available in more than 35 countries worldwide and is being reviewed by the U.S. Food and Drug Administration (FDA).

In September 2009, following four highly publicized but methodologically limited registry analyses, some of which created concern over a potential link between the use of Lantus® and an increased risk of cancer, we announced an action plan to provide methodologically robust research that will contribute to the scientific resolution of the debate over insulin safety, including insulin analogs and Lantus®. The research program encompasses both preclinical and clinical programs involving human insulin and insulin analogues, including insulin glargine; it is designed to generate more information on whether there is any association between cancer and insulin use, and to assess whether there is any difference in risk between different types of insulins. The plan is structured to yield short-term and longer-term results. Three epidemiological studies (two retrospective cohort studies and one case-control study) have been launched:

•

the Northern European Study will compare the risk of cancer in adults prescribed insulin glargine versus those prescribed human insulin, and other types of insulin, and in all users of insulin combined. Study data are expected to be released in the second quarter of 2011;

•

the U.S. Study will compare the risk of breast, prostate and colon cancer (each considered separately) in glargine users versus human NPH insulin users. Study completion is targeted for the second half of 2011; and

•

the International Study of Insulin and Cancer, being carried out in the United Kingdom, France and Canada, will assess the association of breast cancer with the use of insulins. The study results are expected by end 2012.

Routine analysis of the dataset for the ongoing large-scale ORIGIN randomized trial provided no cause for concern with respect to cancer incidence in the glargine group.

In January 2011, the FDA updated its ongoing safety review of Lantus®. In addition to the analysis of the four registry analyses mentioned above, the FDA also reviewed results from a five-year diabetic retinopathy clinical trial in patients with type 2 Diabetes. Based on these data, the FDA has not concluded at this time that Lantus® increases the risk of cancer. FDA review remains ongoing.

The ADA/ACS (American Diabetes Association / American Cancer Society) Consensus Report published on June 16, 2010 reasserted the inconclusiveness of any link between insulin and cancer.

The American Diabetes Association (ADA) and European Association for the Study of Diabetes (EASD) have maintained their 2008 treatment recommendations for type 2 diabetes. These guidelines further established basal insulins such as Lantus®, or a sulfonylurea such as Amaryl®, as two preferred second-line treatment options for people with diabetes who are unable to achieve glycemic control targets with lifestyle intervention and metformin alone. These treatment recommendations reinforce the timely use of basal insulin as a core therapy for type 2 diabetes.

Lantus® is the world number-one selling insulin brand in terms of both sales and units (source: IMS, 2010 sales) and is available in over 70 countries worldwide. The three leading countries for sales of Lantus® in 2010 were the United States, France and Germany.

Apidra®

Apidra® (insulin glulisine) is a rapid-acting analog of human insulin. Apidra® is indicated for the treatment of adults with type 1 diabetes, or in type 2 diabetes for supplementary glycemic control. Apidra® has a more rapid onset and shorter duration of action than fast-acting human insulin and can be associated with long-acting insulins such as Lantus® for supplementary glycemic control at mealtime.

In addition, Apidra® is equally effective in adult diabetics ranging from lean to obese and offers patients greater flexibility of administration, either before or just after mealtime.

Apidra® can be administered subcutaneously using syringes or specific pens including the Apidra® SoloSTAR® disposable pen and the ClikSTAR® reusable pen.

Apidra® was launched in Germany in 2004, in other European countries in 2005, in the United States in 2006, and in Canada and Japan in 2009. Apidra® is available in over 60 countries worldwide.

Insuman®

Insuman® (human insulin) is a range of insulin solutions and suspensions for injection and is indicated for diabetes patients where treatment with insulin is required. Human insulin is produced by recombinant DNA technology in Escherichia coli.

Insuman® is supplied in vials, cartridges, or pre-filled disposable pens (OptiSet® and SoloStar®) containing the active substance human insulin. The Insuman® range is comprised of rapid-acting insulin solutions (Insuman® Rapid and Insuman® Infusat) that contain soluble insulin, an intermediate-acting insulin suspension (Insuman® Basal) that contains isophane insulin, and combinations of fast- and intermediate-acting insulins in various proportions (Insuman® Comb). Insuman® is mostly sold in Germany.

Amaryl®/Amarel®/Solosa®

Amaryl® (glimepiride) is a latest-generation, orally administered once-daily sulfonylurea (a glucose-lowering agent) indicated as an adjunct to diet and exercise to improve glycemic control in patients with type 2 diabetes. Amaryl® reduces the body’s blood sugar level in two ways: by helping the body to produce more insulin both at mealtime and between meals, and by decreasing insulin resistance.

The combination of metformin (which reduces hepatic glucose production and decreases insulin resistance) with a sulfonylurea such as Amaryl® is a rational combination for counteracting the two defects seen in type 2 diabetes. It is one of the most prescribed combinations of diabetes drugs worldwide. Amaryl M®, a fixed-dose combination of Amaryl® plus metformin in a single presentation, was launched in 2007.

Our leading market for Amaryl® is Japan, where it is the best-selling oral anti-diabetes product by volume (source: IMS 2010 sales). A number of generics have received marketing authorization and have been launched in Europe and the United States. Generics recently became available in Japan (November 2010), but have not significantly impacted Amaryl® sales.

BGStar® / iBGStar™

Sanofi-aventis and its partner AgaMatrix are co-developing innovative solutions in diabetes care with the aim of simplifying the diabetes management experience for patients and healthcare providers. The blood glucose monitoring solutions will be exclusive to sanofi-aventis and are designed to be synergistic with our diabetes portfolio, with a positive effect on sales of Lantus® and other products expected.

BGStar® and iBGStar™ are blood glucose meters that feature Dynamic Electrochemistry®, an innovative technology that extracts a spectrum of information from blood that is inaccessible to traditional electrochemical methods and compensates for many interfering factors that can often distort blood glucose results.

These monitoring devices are an important step towards our vision of becoming the leader in global diabetes care by integrating innovative monitoring technology, therapeutic innovations, personalized services and support solutions. The first blood glucose monitoring (BGM) devices, BGStar® and iBGStar™, are scheduled to become commercially available in 2011.

BGStar® has received regulatory approval for the U.S. market (FDA) and for Europe. iBGStar™ has received regulatory approval for Europe, and was submitted in Q4 2010 in the United States.

The main compounds currently in Phase II or III clinical development in the Diabetes/Other Metabolic Disorders field are:

•

Lixisenatide (AVE0010 GLP-1: Glucagon-like peptide-1 agonist, type 2 diabetes mellitus; Phase III). (lixisenatide is in-licensed from Zealand Pharma A/S). In Phase IIb, once-a-day dosing with lixisenatide was shown to be effective in lowering blood sugar and decreasing body weight with good tolerability. Enrollment to the nine studies of the GETGOAL Phase III program in adult patients with type 2 diabetes mellitus was completed at the end of 2009. Positive results were obtained from the first Phase III trials with AVE0010, and were presented at EASD in Stockholm. An initial study investigating use of AVE0010 on top of basal insulins confirmed improvement of HbA1C. A program evaluating the benefit of a combination of lixisenatide / Lantus® is currently in Phase I.

•	The GPR119 receptor agonist SAR260093, currently in Phase II, has a dual mode of action affecting both insulin and GLP-1 release. It is in-licensed from Metabolex.

•	SAR236553, co-developed with Regeneron (REGN727) entered Phase II in January 2011. The target indication is LDL reduction in patients with familial hypercholesterolemia not at goal with statins.

Oncology

Sanofi-aventis is present in the oncology field, primarily in chemotherapy, with three major products: Taxotere®, Eloxatine®, and Jevtana®, which was launched commercially in the United States in July 2010.

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

Taxotere® is available in more than 100 countries as an injectable solution. It has gained approval for use in eleven indications in five different tumor types (breast, prostate, gastric, lung, and head and neck). Taxotere® is indicated for early stage and metastatic breast cancer, first-line and second-line metastatic Non-Small Cell Lung Cancer (NSCLC), androgen-independent (hormone-refractory) metastatic prostate cancer, advanced gastric adenocarcinoma (including adenocarcinoma of the gastroesophageal junction), and the induction treatment of patients with locally advanced squamous cell carcinoma of the head and neck.

The GEICAM 9805 study, published in December 2010 in the New England Journal of Medicine, demonstrated that women with node negative cancer benefited from the addition of Taxotere to anthracycline therapy, a commonly used regimen.

The single vial formulation (one vial IV route 20-80mg) was approved in the U.S. in August 2010 (approved in the European Union in November 2009). A dossier for the pediatric indication for Taxotere® (designed to be responsive to the FDA’s prior written request for pediatric data) was approved by the FDA in May 2010. Taxotere® was also approved by China’s State Food And Drug Administration in May 2010 for the treatment of patients with hormone-refractory metastatic prostate cancer.

The top four countries contributing to sales of Taxotere® in 2010 were the United States, France, Japan and Germany. Generics of docetaxel were launched at the end of 2010 in Europe. In the United States we anticipate that the FDA will grant final approval to one or more generics of docetaxel in 2011.

Eloxatine®

Eloxatine® (oxaliplatin) is a platinum-based cytotoxic agent. Eloxatine® combined with infusional (delivered through the bloodstream) administration of two other chemotherapy drugs, 5-fluorouracil/leucovorin (the FOLFOX regimen), is approved by the FDA for adjuvant treatment of people with stage III colon cancer who have had their primary (original) tumors surgically removed. This approval was based on evidence of an improvement in disease-free survival after four years.

Following the end of the Eloxatine® European regulatory data exclusivity in April 2006, a number of oxaliplatin generics have received marketing authorization and have been launched throughout Europe. With regard to the U.S. market, a number of oxaliplatin generics received final marketing authorization from the FDA and were marketed until June 30, 2010, when their manufacturers were ordered by the U.S. District Court for the District of New Jersey to cease selling their unauthorized Eloxatine® generic in the United States. See “Item 8. Financial Information — A. Consolidated Financial Statements and other Financial Information”.

Eloxatine® is in-licensed from Debiopharm and is marketed in more than 70 countries worldwide.

Jevtana®

Jevtana® (cabazitaxel) is a new taxane derivative approved in combination with prednisone for the treatment of patients with hormone-refractory metastatic prostate cancer previously treated with a docetaxel-containing treatment regimen. Jevtana® was the result of a 14-year research and development program to address the significant unmet medical need after taxane-based treatment progression.

The results of the TROPIC Phase III study were released for the first time at the 2010 Genitourinary Cancers Symposium in San Francisco in March 2010. The study was published in The Lancet on October 2, 2010. Updated study results as presented at the 2010 American Society of Clinical Oncology (ASCO) Annual Meeting in June 2010 demonstrated that cabazitaxel plus prednisone/prednisolone significantly improved overall survival versus the standard regimen of mitoxantrone plus prednisone/prednisolone in patients with metastatic hormone-refractory prostate cancer whose disease progressed following treatment with docetaxel-based chemotherapy. A combination of cabazitaxel and prednisone/prednisolone significantly reduced the risk of death by 28% with an improvement in median overall survival of 15.1 months vs. 12.7 months in the mitoxantrone combination arm.

In the United States, filing of the rolling New Drug Approval (NDA) was completed on March 31, 2010. The Jevtana® NDA was assigned priority review and was approved by the FDA on June 17, 2010 with its commercial launch a month later.

Jevtana® has been well accepted by patients, physicians, and public and private oncology healthcare payers in the United States. Jevtana® therapy is now covered by CMS (Committee for Medicare and Medicaid Services), and by most of the private insurance companies that pay for oncology care. In addition, the safety profile seen in clinical practice has been consistent with that seen in the pivotal TROPIC study. In January 2011, the EMA’s Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion recommending marketing authorization in the European Union for Jevtana®.

Jevtana® was also approved in Brazil on October 26, 2010. Dossiers have been submitted in Canada, Australia, South Africa, Russia, Switzerland, Israel, Ukraine, Argentina, Chile, Colombia, Uruguay, Paraguay, Venezuela, Mexico, Malaysia, Philippines, Thailand, Taiwan, Singapore, India and Morocco. Submissions are expected next in China, Peru and Costa Rica.

Two large phase III studies in hormone-refractory resistant metastatic prostate cancer will begin recruiting patients in the first half of 2011. These include a study versus docetaxel in the first line setting and a study evaluating the optimal dose of cabazitaxel in the second line setting. In addition, cabazitaxel is also being readied for study in small-cell lung cancer, gastric cancer, and pediatric settings.

The oncology pipeline includes a broad spectrum of novel agents with a variety of mechanisms of action for treating cancer, including cytotoxic agents, anti-mitotic agents, anti-angiogenic agents, anti-vascular agents, targeted therapies and monoclonal anti-bodies.

•

BSI-201 (iniparib: United States Adopted Name: INN pending) (Novel agent with PARP inhibitory activity, metastatic triple negative breast cancer (mTNBC) and advanced squamous non-small cell lung cancer; Phase III). Developed by BiPar Sciences, Inc. (BiPar), a leader in the emerging field of DNA (deoxyribonucleic acid) repair acquired by sanofi-aventis in 2009, BSI-201 is currently being evaluated for its potential to enhance the effect of chemotherapy–induced DNA damage. In January 2011, we announced results from a phase III study that was being conducted with iniparib (BSI-201). Results showed that iniparib failed to meet primary end points of overall survival and progression-free survival in patients with metastatic triple-negative breast cancer. However, results suggested improvement of overall survival and progression-free survival in the second- and third-line settings, consistent with earlier Phase II results. The overall safety analysis indicated that the addition of BSI-201 did not significantly add to the toxicity profile of gemcitabine and carboplatin. We plan to discuss these data with the United States and European healthcare authorities in the near future. In parallel, BSI-201 is being developed in advanced squamous non-small cell lung cancer (Phase III) and in multiple additional solid tumors, including ovarian cancer and other breast and lung tumors, (Phase II).

•

Aflibercept (the VEGF Trap, anti-angiogenic agent; solid tumors; Phase III). The VEGF (Vascular Endothelial Growth Factor) Trap is being developed under an alliance with Regeneron Pharmaceuticals, Inc (Regeneron). Aflibercept is a novel anti-angiogenic agent that acts as a decoy receptor or “trap” for circulating VEGF. Three double-blind comparative Phase III studies of aflibercept versus placebo in combination with chemotherapy are ongoing in the following indications: second line metastatic colorectal cancer (mCRC) in combination with irinotecan/5-FU/LV (FOLFIRI regimen), VELOUR trial; second line non squamous non-small cell lung cancer in combination with docetaxel, VITAL study; first line androgen independent metastatic prostate cancer in combination with docetaxel/prednisone, VENICE study. Patient recruitment has been completed for all trials. Recruitment to a fourth study in first line metastatic pancreas cancer was prematurely discontinued in September 2009 based on the recommendation of an Independent Data Monitoring Committee (IDMC). As part of a planned interim efficacy analysis, the IDMC determined that the addition of aflibercept to gemcitabine would be unable to demonstrate a statistically significant improvement in the primary endpoint of overall survival compared to placebo plus gemcitabine as it was unlikely to demonstrate superiority versus gemcitabine alone. Additional exploratory studies in earlier stage disease or other indications are being conducted either by sanofi-aventis and Regeneron or in collaboration with the U.S. National Cancer Institute.

•

Ombrabulin (AVE8062; combretastatin derivative, a new anti-vascular agent in-licensed from Ajinomoto; sarcoma; Phase III). Single agent and combination studies with platinums and taxanes alone and in combination have been conducted with ombrabulin. A Phase III study in soft tissue sarcoma in combination with cisplatin was initiated in 2008 and is over 90% enrolled.

•

SAR245408 (XL147) was in-licensed from and is being developed under an alliance with Exelixis, Inc. This phosphoinositide-3-kinase (PI3K) inhibitor is under evaluation in a Phase II study of monotherapy for the treatment of advanced or recurrent endometrial cancer. Combinations with paclitaxel/carboplatin, erlotinib, letrozole and trastuzumab are also being evaluated. This oral agent is being developed for the treatment of women with endometrial or breast cancer.

•

SAR245409 (XL765) was also in-licensed from and is being developed under an alliance with Exelixis, Inc. This oral agent is an inhibitor of phosphoinositide-3-kinase (PI3K) and also acts against the mammalian target of rapamycin (mTOR). A Phase I/II study in combination with letrozole for the treatment of metastatic hormone-receptor-positive breast cancer has been initiated. Combinations with erlotinib and temozolomide are also being evaluated.

In December 2010, sanofi-aventis and Merck Serono (a division of Merck KGaA, Darmstadt, Germany) announced that they had signed a worldwide research and development agreement to collaboratively investigate novel combinations of investigational agents that could block specific pathways in cancer cells. The novel combinations involve Merck Serono’s MEK inhibitor MSC1936369B (also known as AS703026), our PI3K/ mTOR inhibitor SAR245409 (also known as XL765), and our class I PI3K inhibitor SAR245408 (also known as XL147). Phase I dose escalation studies of these product candidates are projected for 2011.

•

SAR256212 (MM-121). Under an exclusive global collaboration and licensing agreement, Merrimack and sanofi-aventis are co-developing SAR256212, a fully human monoclonal antibody targeting ErbB3. ErbB3 has been identified as a key node in tumor growth and survival. SAR256212 blocks Heregulin binding to ErbB3, and formation of pErbB3 and pAKT. Given SAR256212’s broad applicability it has the potential to be used in a wide selection of tumors and settings. SAR256212 is in phase II stage of development (a proof of concept study in ER/PR+ breast cancer patients after failure of aromatase inhibitors), while a number of combinations with chemotherapy and targeted agents are being explored in the phase I program. A companion diagnostic tool is being developed in parallel with the clinical program.

In 2010, we conducted several additional collaborations with other companies, universities and institutes to investigate novel oncology agents (see “— Pharmaceutical Research & Development — Portfolio” below).

Other Flagship Products

Lovenox®/Clexane®

Lovenox® (enoxaparin sodium) is the most widely studied and prescribed low molecular weight heparin (LMWH) in the world. Available in over 100 countries, it has been used to treat over 350 million patients since its launch.

Lovenox® has the broadest range of indications amongst LMWHs. A comprehensive clinical development plan has demonstrated the efficacy and safety of Lovenox in the prevention and treatment of venous thrombo-embolism (VTE) and in the management of the full spectrum of acute coronary syndromes (ACS).

In VTE management, Lovenox® is continuing to grow as a treatment for the prevention of VTE, mainly in acutely ill patients not undergoing surgery.

In 2008, new oral anticoagulants were launched for the prevention of VTE in orthopedic surgery. These indications represent only around 15% of Lovenox® usage in 2010. After two years, the impact on Lovenox® usage has been limited. The next expected indication for these new oral anticoagulants is stroke prevention in atrial fibrillation, replacing vitamin K antagonists (e.g. warfarin), with no direct impact expected on Lovenox® since stroke prevention in atrial fibrillation is not a Lovenox® approved indication.

On July 23, 2010, the FDA approved a generic of enoxaparin and rated it as fully substitutable for Lovenox®. Sanofi-aventis has expressed concern over potential implications for patient safety, since the approved product has not been subject to clinical comparison with Lovenox in order to demonstrate similar safety and efficacy. Clinical testing is considered by many experts and the EMA as the appropriate way to ensure sameness in the absence of clear demonstration of the identical composition, which is generally not possible to demonstrate for complex medicines of biological origin. Consequently, sanofi-aventis requested a U.S. district court to provide relief against the FDA review process.

In 2010, Lovenox® was the leading anti-thrombotic in the United States, Germany, France, Italy, Spain, and the United Kingdom (source: IMS 2010 sales).

Plavix® / Iscover®

Plavix® (clopidogrel bisulfate), a platelet adenosine diphosphate (ADP) receptor antagonist with a rapid onset of action that selectively inhibits platelet aggregation induced by ADP, is indicated for long-term prevention of atherothrombotic events in patients with a history of recent myocardial infarction, recent ischemic stroke or established peripheral arterial disease. Plavix® 75mg is indicated for the secondary prevention of atherothrombosis regardless of the location of the arteries initially affected (heart, brain, lower limbs). This indication is supported by the results of the landmark CAPRIE trial, including almost 20,000 patients. CAPRIE demonstrated the superior efficacy of Plavix® over acetylsalicylic acid (ASA, the active ingredient of Aspirin®), with a comparable safety profile.

Following the significant results of several clinical trials, involving a total of almost 62,000 patients, Plavix® 75mg is now also indicated for the treatment of acute coronary syndrome (ACS) with and without ST segment elevation in combination with ASA.

Plavix® is also available in a 300 mg tablet that reinforces early use by simplifying its approved loading dose administration in patients with ACS.

In January 2011, on the basis of the ACTIVE A study results (7,554 patients), the EMA granted marketing authorization for Plavix® in combination with ASA for the prevention of atherothrombotic and thromboembolic events, including stroke, in patients with atrial fibrillation who have at least one risk factor for vascular events, are not suitable for treatment with Vitamin K antagonists (VKA), and have a low bleeding risk. This indication has also been granted by Canadian Authorities. A dossier supporting this indication is under review by the FDA.

A Phase III mortality and shunt-related morbidity study in infants palliated with a systemic to pulmonary artery shunt was completed in 2010. Even though results did not support an indication in such infants, the FDA granted sanofi-aventis an additional six month period of exclusivity to market Plavix® (clopidogrel bisulfate). Exclusivity for Plavix® in the U.S. is now scheduled to expire on May 17, 2012.

To further characterize patient responsiveness to Plavix® and provide the best guidance to healthcare professionals, a clinical program designed in close collaboration with the FDA has been completed by sanofi-aventis and Bristol-Myers Squibb (BMS). Based on this program the label has been updated worldwide, including new results on the pharmacological interaction of omeprazole with Plavix® and recent pharmaco-genomics data which have shown genomic variability of the response to Plavix® treatment (diminished effectiveness in poor metabolizers). This has been highlighted in the U.S. label with a boxed warning.

The extensive clinical program for Plavix®, including all completed, ongoing and planned studies, is among the largest of its kind, involving more than 130,000 patients overall. Plavix® indications are incorporated into major scientific guidelines in North America, Europe and Japan. Over 115 million patients in 115 countries are estimated to have been treated with Plavix® since its launch in 1998, providing significant evidence of real-life efficacy and safety experience with this product.

In Europe, certain generic clopidogrel products have been affected by the recall recommended in March 2010 by the European Medicines Agency (EMA). Sanofi-aventis clopidogrel products were not affected by the recall. We manufacture all of our clopidogrel-containing products for Europe in full compliance with the relevant rules and regulations in force, including Good Manufacturing Practices (GMP).

CoPlavix® / DuoPlavin®, a fixed dose combination of clopidogrel bisulfate and acetylsalicylic acid (ASA), is indicated for the prevention of atherothrombotic events in adult patients with acute coronary syndrome who are already taking both clopidogrel and ASA. The combination has already been launched in several countries (including Australia, Germany, the Netherlands, Ireland, Spain, and Mexico).

The marketing of Plavix® / CoPlavix® / DuoPlavin® is organized through our alliance with BMS (see “— Alliance with BMS” below). Sales of Plavix® in Japan are consolidated by sanofi-aventis and are outside the scope of our alliance with BMS.

Plavix® is the leading anti-platelet in the U.S. and Chinese markets (source: IMS 2010 sales). In Europe, a number of generics have received marketing authorization and have been launched, but Plavix® sales have proved resilient in Germany and France, with market shares(1) by value of 44.8% in Germany and of 42.5% in France. Market share was 39.2% in Western Europe by value (IMS).

Aprovel®/Avapro® /Karvea®

Aprovel® (irbesartan) is an anti-hypertensive belonging to the class of angiotensin II receptor antagonists. These highly effective and well tolerated antagonists act by blocking the effect of angiotensin II, the hormone responsible for blood vessel contraction, thereby enabling blood pressure to return to normal. In addition to Aprovel®/Avapro®/Karvea®, we also market CoAprovel®/Avalide®/Karvezide®, a fixed dose combination of irbesartan and hydrochlorothiazide (HCTZ), a diuretic that increases the excretion of water and sodium by the kidneys and provides an additional blood pressure lowering effect. These products achieve control of blood pressure in over 80% of patients, with a very good safety profile.

Aprovel® and CoAprovel® tablets are available in a wide range of dosages to fit the needs of patients with different levels of hypertension severity.

Aprovel® is indicated as a first-line treatment for hypertension and for the treatment of nephropathy in hypertensive patients with type 2 diabetes. CoAprovel® is indicated in patients whose blood pressure is not adequately controlled with a monotherapy, but also as initial therapy in patients who are likely to need multiple drugs to achieve their blood pressure goals (in the United States only).

Aprovel® and CoAprovel® are marketed in more than 80 countries. The marketing of Aprovel® and CoAprovel® is organized through an alliance with BMS (see “— Alliance with BMS” below). In Japan, the product is licensed/sub-licensed to Shionogi Co. Ltd and Dainippon Sumitomo Pharma Co. Ltd, respectively.

Alliance with BMS

Plavix® and Aprovel® are marketed through a series of alliances with BMS. The alliance agreements include marketing and financial arrangements that vary depending on the country in which the products are marketed.

Three principal marketing arrangements are used in the BMS alliance:

•	co-marketing: each company markets the products independently under its own brand names;

•	exclusive marketing: one company has the exclusive right to market the products; and

•	co-promotion: the products are marketed through the alliance arrangements (either by contractual arrangements or by separate entities) under a single brand name.

(1)	Plavix® market = oral platelet aggregants inhibitors + oral aspirin ≤325mg + oral dipyridamole.

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

In the territory under our operational management, the marketing arrangements are as follows:

•	we use the co-promotion system for most of the countries of Western Europe for Aprovel® and Plavix® and for certain Asian countries for Plavix®;

•	we use the co-marketing system in Germany, Spain and Greece for both Aprovel® and Plavix® and in Italy for Aprovel®; and

•	we have the exclusive right to market Aprovel® and Plavix® in Eastern Europe, Africa and the Middle East, and we have the exclusive right to market Aprovel® in Asia, Scandinavia and Ireland.

In the territory under BMS operational management, the marketing arrangements are as follows:

•	we use the co-promotion system in the United States and Canada, where the products are sold through the alliances under the operational management of BMS;

•	we use the co-marketing system in Brazil, Mexico, Argentina and Australia for Plavix® and Aprovel® and in Colombia only for Plavix®; and

•	we have the exclusive right to market the products in certain other countries of Latin America.

In countries where the products are marketed by BMS on a co-marketing basis, or through alliances under the operational management of BMS, we often sell the active ingredients for the products to BMS or associated entities.

The financial impact of our principal alliances on our financial position and income is significant, and is described under “Item 5. Operating and Financial Review and Prospects — Financial Presentation of Alliances”; see also “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We rely on third parties for the marketing of some of our products” for more information relating to risks in connection with our alliance agreements.

Multaq®

Multaq® (dronedarone) uniquely provides comprehensive management of Atrial Fibrillation (AF) with a view to improving cardiovascular outcomes.

Multaq® is a multichannel blocker with both rhythm (prevention of atrial fibrillation recurrences) and rate (decrease of ventricular rate) controlling properties and additional effects (anti-hypertensive, vasodilatory). It is the first and only anti-arrhythmic drug to have shown a significant reduction in cardiovascular hospitalization and death in patients with Atrial Fibrillation/Atrial Flutter.

Multaq® has a convenient fixed dose regimen of twice daily 400 mg tablets to be taken with morning and evening meals. Treatment with Multaq® does not require a loading dose and it can be initiated in an outpatient setting.

Multaq® is approved in over 50 countries worldwide and has been launched in 29 countries including the largest pharmaceutical markets: the United States, and in 2010 in the top 5 European markets (Germany, the United Kingdom, Italy, Spain and France).

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

The landmark ATHENA trial is the only double-blind anti-arrhythmic study in patients with AF to have assessed morbidity-mortality. The study enrolled a total of 4,628 patients. In this trial, the efficacy and safety of Multaq® was evaluated in patients with AF/AFL or a recent history of these conditions. Multaq® 400mg twice a day, in addition to standard therapy, was shown to significantly reduce the risk of first cardiovascular hospitalization or death by 24% (p<0.001) when compared to placebo, meeting the study’s primary endpoint. In a secondary analysis of the ATHENA trial, Multaq® significantly reduced the total number of hospital days versus placebo.

A Permanent Atrial fibriLLAtion outcome Study (PALLAS) using dronedarone on top of standard therapy was initiated in the third quarter of 2010 to assess the potential clinical benefit in patients with permanent atrial fibrillation to reduce major adverse cardiovascular events. The multinational, randomized, double-blind Phase IIIb trial has two composite co-primary endpoints: 1. Major cardiovascular events (stroke, systemic arterial embolism, myocardial infarction or cardiovascular death). 2. Cardiovascular hospitalization or death from any cause. There will be 10,800 patients enrolled in 43 countries at 700 sites. The trial is event-driven with a fixed Common Study End Date, meaning that the study duration will depend upon the occurrence of a statistically required number of outcome events.

In September 2010, the European Society of Cardiology (ESC) issued their new Atrial Fibrillation guidelines that gave a clear and prominent first line use position to Multaq®. These were followed by the Canadian Cardiovascular Society’s Guidelines which also recommended Multaq® as a first line treatment option for non-permanent AF patients with preserved heart function.

In January 2011, sanofi-aventis issued a Dear Health Care Professional Letter in the U.S. and in the European Union informing health care providers of several cases of hepatocellular liver injury and hepatic failure in patients receiving Multaq®, including two post-marketing reports of acute hepatic failure requiring transplantation. The FDA also issued a Drug Safety Communication on hepatic events reported in patients treated with Multaq®. In February 2011, both the EU Summary of Product Characteristics and U.S. Prescribing Information were updated to include liver function monitoring. In Europe, EMA is coordinating a review of all available data concerning the possible risks of liver injury associated with the use of Multaq® and their impact on its benefit-risk ratio.

Other pharmaceutical products

Stilnox®/Ambien® /Myslee®

Stilnox® (zolpidem tartrate) is indicated in the short-term treatment of insomnia. Stilnox® rapidly induces sleep that is qualitatively close to natural sleep and devoid of certain side effects that are characteristic of the benzodiazepine class as a whole. Its action lasts for a minimum of six hours, and it is generally well tolerated, allowing the patient to awaken with a reduced risk of impaired attention, decreased alertness or memory lapses throughout the day.

We have developed a controlled release formulation of zolpidem tartrate, marketed only in the United States under the brand name Ambien® CR.

Stilnox® is marketed in over 100 countries. It was launched in Japan under the brand name Myslee® in December 2000. Myslee® has been co-promoted jointly with Astellas since 2006.

The top three markets contributing to sales of Stilnox® in 2010 (either immediate or controlled release formulations) were the United States, Japan and Italy. Generic zolpidem tartrate has been available in Europe since 2004. In the United States, generics of the immediate release formulation of Ambien® have been available since 2007. Ambien® CR generics entered the U.S. market in October 2010.

Allegra®/Telfast®

Allegra® (fexofenadine hydrochloride) is a long-lasting (12- and 24-hour) non-sedating prescription anti-histamine for the treatment of seasonal allergic rhinitis (hay fever) and for the treatment of uncomplicated hives. It offers patients significant relief from allergy symptoms without causing drowsiness.

We also market Allegra-D® 12 Hour and Allegra-D® 24 Hour, anti-histamine/decongestant combination products with an extended-release decongestant for effective non-drowsy relief of seasonal allergy symptoms, including nasal congestion. Generics of most forms of Allegra®/Tefast® have been approved in our major markets, with the notable exception of Japan.

In January 2011, the FDA approved the Allegra® family for over-the-counter (OTC) use in adults and children two years of age and older.

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

In 2009, the U.K. Medicine and Healthcare Regulatory Agency (MHRA) approved an expanded label for Copaxone® to include the treatment of patients with clinically isolated syndrome suggestive of multiple sclerosis.

We market Copaxone® outside the United States and Canada through our alliance with Teva (see “— Alliance with Teva” below).

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

Outside the United States and Canada, there are two principal marketing arrangements:

•

Exclusive marketing: we have the exclusive right to market the product. This system is used in a number of European countries (Portugal, Italy, Greece, Finland, Denmark, Sweden, Norway, Iceland, Ireland, Luxembourg, Poland, Lichtenstein, Switzerland), as well as in Australia and New Zealand.

•	Co-promotion: the product is marketed under a single brand name. We use the co-promotion system in Germany, the United Kingdom, France, the Netherlands, Austria, Belgium, the Czech Republic and Spain.

In the United States and Canada, Copaxone® was sold and distributed by sanofi-aventis but marketed by Teva until March 31, 2008. On March 31, 2008, Teva assumed the Copaxone® business, including sales of the product, in the United States and Canada. As a result, we no longer record product sales or share certain marketing expenses with respect to the United States and Canada and, until March 31, 2010, we received a royalty from Teva of 25% of sales in these markets.

Under the terms of our agreement, the Copaxone® business in countries other than the U.S. and Canada is being transferred to Teva over a period running from the third quarter of 2009 to the first quarter of 2012 at the latest, depending on the country. Following the transfer, sanofi-aventis will receive from Teva a royalty of 6% for a period of two years, on a country-by-country basis. In September 2009, the Copaxone® business was transferred to Teva in Switzerland and Lichtenstein. In 2010, the Copaxone® business was transferred to Teva in Poland (September 2010), in the Czech Republic (October 2010) and in the United Kingdom (December 2010). See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We rely on third parties for the marketing of some of our products,” for more information relating to risks in connection with our alliance agreements.

Tritace®/Triatec® /Delix®/Altace®

Tritace® (ramipril) is an angiotensin converting enzyme (ACE) inhibitor indicated for the treatment of hypertension, congestive heart failure following or in the absence of acute myocardial infarction, and nephropathy. Tritace® is the only ACE inhibitor approved for the prevention of stroke, myocardial infarction and death in high-risk patients and has the broadest spectrum of indications among ACE inhibitors for the treatment of cardiovascular diseases.

The combinations with diuretics (ramipril + hydrochlorothiazide) and calcium channel blockers (ramipril + felodipine) are available in Europe.

Tritace® is marketed in over 70 countries, including the United States where it is marketed by King Pharmaceuticals. A number of generics have received marketing authorization and have been launched worldwide.

Depakine®

Depakine® (sodium valproate) is a broad-spectrum anti-epileptic that has been prescribed for more than 40 years. Numerous clinical trials and long years of experience have shown that it is effective for all types of epileptic seizures and epileptic syndromes, and is generally well tolerated. Consequently, Depakine® remains a reference treatment for epilepsy worldwide.

Depakine® is also a mood stabilizer, registered in the treatment of manic episodes associated with bipolar disorder and, in numerous countries, in the prevention of mood episodes. Depakine® is recommended as a first line treatment in these indications by international guidelines such as the guidelines of the World Federation of Societies of Biological Psychiatry Guidelines 2009, the Canadian Network for Mood and Anxiety Treatments 2009, and the British Association for Psychopharmacology 2009.

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

Xatral® OD (extended release formulation) is active from the first dose, provides rapid and lasting symptom relief, and improves patient quality of life. Xatral® is the only alpha1-blocker showing no deleterious effect on ejaculation, as shown by the final results of the international ALF-LIFE trial. The once-daily formulation of Xatral® (branded Uroxatral® in the United States) has been registered in over 90 countries and is marketed worldwide, with the exception of Australia and Japan.

Generic alfuzosin became available in most European countries in 2009. Pediatric exclusivity was granted for Uroxatral® in the United States, prolonging the product’s claim to exclusivity until July 18, 2011.

Actonel®/Optinate® /Acrel®

Actonel® (risedronate sodium) belongs to the bisphosphonate class that helps prevent osteoporotic fractures.

Actonel® is the only osteoporosis treatment that reduces the risk of both vertebral and non-vertebral fractures in as little as six months. Actonel® also provides reduced risk of fracture at all key osteoporotic sites: vertebral, hip and non-vertebral sites, studied as a composite endpoint (hip, wrist, humerus, clavicle, leg and pelvis).

Actonel® is available in various dosage strengths and combination forms to better suit patient needs. Depending on dosage form, Actonel® is indicated for the treatment of post-menopausal osteoporosis, osteoporosis in men, or Paget’s disease.

Actonel® is marketed in more than 75 countries through an alliance with Warner Chilcott (see Note C.2 to our consolidated financial statements included at item 18 of this annual report).

The contribution of this alliance on our financial position and income is described under “Item 5. Operating and Financial Review and Prospects — Financial Presentation of Alliances”. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We rely on third parties for the marketing of some of our products” for more information relating to risk in connection with our alliance agreements.

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

Main compounds currently in Phase II or III clinical development:

In the Ophthalmology field

Sanofi-aventis acquired the French ophthalmology specialist Fovea in October 2009. Products in the pipeline include :

•	a Phase II eye-drop fixed dose combination of prednisolone and cyclosporine for allergic conjunctivitis (FOV1101);

•	a phase II eye-drop formulation of a bradykinin B1 receptor antagonist for the treatment of diabetic macular edema (FOV2304); and

•	a phase II intravitreal formulation of a protein inhibiting the kallikrein-kinin pathway for the treatment of retinal vein occlusion induced macular edema (FOV2302).

Oxford BioMedica has entered into a new collaboration with sanofi-aventis to develop novel gene-based medicines, utilizing LentiVector® gene delivery technology, for the treatment of ocular disease. The new agreement covers four LentiVector®-based product candidates for different ophthalmologic indications such as wet age-related macular degeneration, Stargardt disease, Usher syndrome, and corneal graft rejection.

In the Thrombosis and Cardiovascular field:

•

Otamixaban (direct factor Xa inhibitor, interventional cardiology; Phase III initiation). Otamixaban is an injectable, selective direct inhibitor of coagulation factor Xa. It is a synthetic small molecule. Otamixaban exhibits a fast on- and off-set of action. A Phase III program to confirm the positive outcome from the SEPIA-ACS Phase II study was initiated in 2010 and is now ongoing.

•

Semuloparin (indirect factor Xa/IIa inhibitor, prevention of VTE; Phase III) is a selectively engineered injectable ultra-low-molecular-weight heparin with a novel anti-thrombotic profile combining a high anti-factor Xa activity and a residual anti-factor IIa activity. Development is primarily focused on primary prevention of venous thromboembolic events (VTE) in cancer patients undergoing chemotherapy, representing an attractive unmet medical need for VTE prevention. Data generated in prevention of VTE during surgery procedures have provided valuable information for appraising the risk/benefit profile of semuloparin, which was shown to be a safe and effective anticoagulant. The semuloparin Phase III program in medical cancer patients has completed recruitment and continues as planned, with results expected to be presented in 2011.

•	Celivarone (anti-arrhythmic; Phase IIb). Based upon the results of a previous trial, a new Phase II study in patients fitted with an implantable cardioverter/defibrillator is ongoing.

In the Central Nervous System field:

•

Teriflunomide (orally active dihydroorotate dehydrogenase inhibitor, multiple sclerosis; Phase III). An extensive Phase III monotherapy development program in relapsing forms of multiple sclerosis is ongoing. Results of the first pivotal study, indicating that the product had an effect on disease activity in terms of relapse rate, disability progression and brain lesions with a favorable safety profile, were presented at ECTRIMS (European Committee for Treatment and Research in Multiple Sclerosis) in October 2010. In addition, a Phase III adjunctive therapy study (TERACLES) has been launched to define the additional efficacy and safety profile of teriflunomide, when added to background stable therapy with interferon (IFN-beta). This study follows on from the successful Phase II study which showed teriflunomide had an acceptable tolerability in adjunct to IFN-beta and demonstrated significant improvements of the disease as measured by magnetic resonance imaging (MRI).

•	SSR125543 (a CRF1 receptor antagonist) is currently in phase II for major depressive disorders.

In the Internal Medicine field:

•

Ferroquine (4-aminoquinoline; malaria; Phase IIb). Ferroquine is a new 4-amino-quinoline being developed for the treatment of acute uncomplicated malaria. Ferroquine is active against chloroquine sensitive and chloroquine resistant Plasmodium strains, and due to its long half-life has the potential to be part of single dose cure regimens and the unified global treatment of both vivax and falciparum malaria. A Phase IIb study evaluating the optimal posology is currently ongoing.

Together with SAR97276 (in Phase I see “— Pharmaceutical Research & Development” below), ferroquine is part of our global commitment to fight neglected diseases which heavily impact populations of developing countries, as demonstrated by both our “Access to Medicines” group and the new “Neglected Diseases Development Strategy and Realization” unit created within R&D. Our “Access to Medicines” group and Medicines for Malaria Venture (MMV) are conducting an extensive pharmacovigilance study (the first in this setting) to monitor the use and tolerability of ASAQ (fixed-dose combination of artesunate and amodiaquine).

•	SAR153191, a monoclonal antibody against the Interleukin-6 Receptor (anti IL-6R mAb) derived from our alliance with Regeneron, has entered Phase IIb in rheumatoid arthritis and ankylosing spondylitis.

Consumer Health Care (CHC)

Consumer Health Care is a core growth platform identified in our broader strategy for achieving sustainable growth. In 2010, we recorded CHC sales of €2,217 million; nearly half of our CHC sales were in emerging markets, 28% in Europe, and 14% in the United States.

Organic growth in 2010 was supported by our CHC portfolio, which provides us with a strong presence in the analgesics, gastro-intestinal, and cough and cold areas.

•

Doliprane® is a range of paracetamol formulas to fight pain and fever. Thanks to a wide offer both in terms of dosages (from 2.4% paracetamol suspension up to 1g formulas) and pharmaceutical forms (suspension, tablets, powder, suppositories), Doliprane® covers the needs of the patients from baby to elderly. Doliprane® is sold mainly in France. In August 2010, DolipraneLib® (500 mg paracetamol tablets) was launched in France in new easy-to-carry packaging.

•	Magne B6® is a product containing magnesium and vitamin B6, which was granted its first marketing authorization in France in 1970. It has now been granted marketing authorizations in more than

40 countries around the world. MagneB6® has various therapeutic indications from irritability, anxiety and sleep problems to women’s health issues like premenstrual syndrome or menopause discomfort. MagneB6® is available in tablets and vials of oral solution.

•

Enterogermina® is composed of two billion Bacillus clausii spores in a ready-to-drink oral suspension in vials of 5 ml and in capsules. Launched in liquid form in 1958 in Italy, the new two-billion dosage was launched in 2001; the capsule form was launched in 2006. Enterogermina® is indicated in the prevention and the treatment of intestinal imbalance during acute or chronic intestinal disorders (from babies to adults). Enterogermina® is sold mainly in Europe and has been enjoying strong growth in Latin America.

•

Essentiale® is a herbal preparation for liver therapy, made of highly purified essential phospholipids extracted from soybeans and containing a high percentage of phosphatidylcholine, a major constituent of cellular membrane. Essentiale® is used to treat symptoms such as lack of appetite, sensation of pressure in the right epigastrium, toxico-nutritional liver damage and hepatitis. Essentiale® is sold mainly in Russia (37% growth) and some South East Asian countries.

•

Maalox® is a well established brand containing two antacids: aluminium hydroxide and magnesium hydroxide. Maalox® is available in several pharmaceutical forms — tablets, suspension, and stick packs — to provide consumer choice. Maalox® was launched first in France in 1972 and is now present in 55 countries; in Europe, Latin America, Russia and in some Asian countries.

•

NoSpa® is a product containing drotaverine hydrochloride. NoSpa® is indicated in abdominal spastic pain such as intestinal spasm, menstrual pain, or vesical spasm. NoSpa® is sold mainly in Russia and Eastern Europe.

•	Lactacyd® is a range of liquid soaps for feminine hygiene. Lactacyd® is sold mainly in Brazil (28% growth) and Asia.

•

Chattem’s products in the United States are mainly branded consumer healthcare products, toiletries and dietary supplements across niche market segments. Chattem’s well known brands include Gold Bond®, Icy Hot®, ACT®, Cortizone-10®, Selsun Blue® and Unisom®.

•

In January 2011, the FDA approved the Allegra® family of allergy medication products for over-the-counter use in adults and children two years of age and older. The Allegra® family of OTC products will be available in drug, grocery, mass merchandiser and club stores nationwide. This switch constitutes a key step in our CHC growth strategy in the U.S.

Following the recent acquisitions of Laboratoire Oenobiol, Kernpharm and Chattem, and the signature of a joint-venture agreement with Minsheng Pharmaceutical Co., Ltd, we conducted several additional acquisitions and alliances in CHC in 2010:

•

The August 2010 acquisition of Nepentes S.A. was an important step in our diversification strategy in the fast-growing emerging European markets. Nepentes is an opportunity for us to create a leading Consumer Health Care business in Poland, and will consolidate our leading position in Central and Eastern Europe. We intend Nepentes to accelerate its growth by extending its product lines and developing outside Poland, with a diversified portfolio of dermocosmetics and medicines, including key brands like Iwostin and Emolium. The company has subsidiaries in Bulgaria and Romania.

•

On October 28, 2010 we took another strategic step by entering into a definitive agreement with BMP Sunstone (a NASDAQ listed company), under which sanofi-aventis acquired all outstanding shares of BMP Sunstone on February 24, 2011 for cash consideration of $10 per share, or a total of approximately $520.6 million on a fully diluted basis. BMP Sunstone markets the leading pediatric cough and cold brand, Haowawa® (which means “Goodbaby” in Chinese), with a portfolio of both western OTC drugs and traditional Chinese medicine (TCM) products. The acquisition will also bring sanofi-aventis a very well-established national distribution network providing unique access to the fast-growing prefecture level and rural level cities.

•

The joint venture with Minsheng Pharmaceutical Co., together with the acquisition of BMP Sunstone, will make sanofi-aventis a leading consumer health care company in China, with a strong position in both Vitamins & Minerals Supplements and Cough & Cold, the two largest categories in this market source (Nicholas Hall, 2009). Sanofi-aventis will leverage its distribution strength to launch its own OTC brands in the very near future.

Generics

In 2010, sales of the generics business grew by 41.5% to €1,534 million. This growth was boosted in Emerging Markets, especially Eastern Europe and Brazil, by the acquisitions of Zentiva, Kendrick and Medley, all completed in 2009. Another growth driver was the United States, where we launched an authorized generic of Ambien® CR during the period, capturing more than 50% of total prescriptions of Zolpidem CR generics (source IMS TRx end December). On a constant structure basis and at constant exchange rates, our generic business enjoyed solid organic growth of 18.5%. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2010 Compared with Year Ended December 31, 2009 — Net Sales by Product — Pharmaceuticals”.

In March 2009 we created our European Generics Platform, covering generics activities across Western and Eastern Europe, Russia and Turkey. We have decided to rebrand all our European generics businesses under the Zentiva name. This means that the existing generics businesses of Winthrop and Helvepharm in Europe will operate under the Zentiva brand. The rollout began in January 2011 in France, Germany, Italy, Switzerland, Portugal and the United Kingdom.

Following on from our 2009 acquisitions, we continued to expand our geographical reach in generics during 2010:

•

In May 2010, sanofi-aventis and Nichi-Iko Pharmaceutical Co., Ltd. (one of the fastest growing generics companies in Japan, and a market leader in that country) announced an agreement to establish a new joint venture, sanofi-aventis Nichi-Iko K.K., to develop a generics business in Japan. The new joint venture will be held 51% by sanofi-aventis K.K. and 49% by Nichi-Iko Pharmaceutical Co., Ltd. and will allow us to develop a strong presence in the fast-growing Japanese generics market.

Vaccine Products

Sanofi Pasteur is a fully integrated vaccines division offering the broadest range of vaccines in the industry (source: internal estimates). In 2010, sanofi pasteur immunized over 500 million people against 20 serious diseases and generated net sales of €3,808 million. Sales were favorably impacted by strong growth in markets outside North America and Europe, A(H1N1) pandemic influenza sales, continued growth of Pentaxim® sales and successful seasonal influenza vaccine campaigns in both the Northern and Southern hemispheres. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2010 Compared with Year Ended December 31, 2009 — Net Sales — Human Vaccines (Vaccines).”

Sanofi Pasteur is a world leader in the vaccine industry in terms of sales. In the United States and Canada, sanofi pasteur is the market leader in the segments where we compete.

In Europe, sanofi pasteur vaccine products are marketed by Sanofi Pasteur MSD, a joint venture created in 1994 and held equally by sanofi pasteur and Merck & Co. Inc., which serves 19 countries. In addition to sanofi pasteur products, Sanofi Pasteur MSD also distributes such Merck & Co. vaccine products as Gardasil® in the joint venture’s geographic scope. In 2010, Sanofi Pasteur MSD net sales, which are accounted for using the equity method, amounted to €918 million.

Sanofi Pasteur has been expanding in Asia (China, India and Japan), Latin America (Mexico and Brazil), Africa, Middle-East and Eastern Europe. Sanofi Pasteur is very active in publicly-funded international markets such as UNICEF and the Global Alliance for Vaccines and Immunization.

The table below shows net sales of vaccines by product range:

(€ million)	2010 Net Sales
Influenza Vaccines *	1,297
Polio/Pertussis/Hib Vaccines	984
Meningitis/Pneumonia Vaccines	527
Adult Booster Vaccines	449
Travel and Other Endemics Vaccines	382
Other Vaccines	169
Total Human Vaccines	3,808

*	Seasonal and pandemic influenza vaccines.

Pediatric Combination and Poliomyelitis (Polio) Vaccines

These vaccines vary in composition due to diverse immunization schedules throughout the world.

Sanofi Pasteur is one of the key players in pediatric vaccines in both emerging and mature markets with a broad portfolio of standalone and combination vaccines protecting against up to five diseases in a single injection.

Pentacel®, a vaccine protecting against five diseases (pertussis, diphtheria, tetanus, polio and Haemophilus influenzae type b), was launched in the United States in 2008.

Pediacel®, another acellular pertussis-based pentavalent vaccine, is the standard of care in the United Kingdom and the Netherlands for protecting against diphtheria, tetanus, pertussis, polio and Haemophilus influenzae type b disease. In November 2010, Pediacel® was approved in 29 countries across Europe.

Act-HIB®, for the prevention of Haemophilus influenzae type b (Hib) infections, is also an important growth driver within the pediatric product line. In 2008, Act-HIB® became the first Hib vaccine to be approved in Japan.

HexaximTM, a hexavalent pediatric vaccine (expected to provide protection against diphtheria, tetanus, pertussis, polyomielitis (polio), Haemophilus influenzae type b infections and hepatitis B) is aimed specifically at the international region and is under development. The vaccine is currently in Phase III clinical trials with regulatory submission anticipated in 2011.

Sanofi Pasteur is one of the world’s leading developers and manufacturers of polio vaccines, both oral (OPV) and enhanced injectable (eIPV) form. The worldwide polio eradication initiative led by the World Health Organization (WHO) and UNICEF has positioned sanofi pasteur as a global preferred partner with both OPV and eIPV vaccines.

Sanofi Pasteur is also supporting the introduction of eIPV in the international region. With recent progress towards polio eradication, Sanofi Pasteur expects the use of eIPV to gradually increase. As a result, sanofi pasteur is expanding its production capacity to meet the growing demand.

On July 25, 2010, the World Health Organization withdrew the prequalification of Shan5™, a combination vaccine protecting against five diseases (diphtheria, pertussis, tetanus, Haemophilus influenzae type b and hepatitis B) and ShantetraTM, a combination vaccine protecting against four diseases (diphtheria, pertussis, tetanus and hepatitis B) developed by Shantha. This decision was driven by the abnormal visual appearance of the product. According to WHO/UNICEF, none of the information available to date suggests a safety problem with Shan5™ or ShantetraTM. No adverse events following immunization with Shan5™ or Shantetra™ have been reported to the WHO. Sanofi Pasteur has designed an action plan geared to improving the robustness of the processes used by Shantha. A remediation plan was submitted to the WHO at the end of June 2010. Sanofi Pasteur is dedicating its highest expertise to help Shantha regain the pre-qualification of Shan5™ as early as possible.

Influenza Vaccines

Sanofi Pasteur is a world leader in the production and marketing of influenza vaccines. Sales of the influenza vaccines Fluzone® and Vaxigrip®/Mutagrip® have more than tripled since 1995 and annual supply reached more than 200 million doses in 2010 to better meet increasing demand. Sanofi Pasteur expects the global demand for influenza vaccines to continue to grow within the next decade due to increased disease awareness as a result of the A(H1N1) influenza pandemic, growth in emerging markets and wider government immunization recommendations.

In recent years, influenza vaccine demand has experienced strong growth in many countries, particularly in the U.S., South Korea, Brazil and Mexico. Sanofi Pasteur expects this trend to continue over the coming years. Sanofi Pasteur will remain focused on maintaining its leadership in the influenza market and on meeting the increasing demand for both pandemic and seasonal vaccines through the launch of innovative vaccines. In 2010, sanofi pasteur inaugurated its influenza vaccine facilities in Shenzhen (Guangdong Province, China) Ocoyoacac (Mexico) with the goal of producing influenza vaccines for those markets by 2012/2013.

In 2009, the European Commission granted marketing authorization for sanofi pasteur’s Intanza®/IDflu®, the first intradermal (ID) microinjection influenza vaccine. The advantages of this vaccine, particularly its convenience and ease of administration, should help improve the coverage rate in Europe. This new vaccine for seasonal influenza is marketed as Intanza® or IDflu®. Intanza®/IDflu® vaccine is now approved in the European Union, Canada, Australia and other countries for the prevention of seasonal influenza in both adults (age 18 and over) and the elderly (age 60 and over). In 2010, sanofi pasteur submitted Fluzone® ID for regulatory approval in the U. S. Phase III data on the investigational Fluzone® Intradermal vaccine showed intradermal vaccine needed less antigen and smaller injection volume than Fluzone®, administered by the intramuscular method, to induce a comparable immune response. Sanofi Pasteur is seeking licensure of Fluzone® ID in the U.S. for adults from 18 to 64 years of age.

In December 2009, the FDA approved sanofi pasteur’s supplemental Biologics License Application (sBLA) for licensing of Fluzone® High-Dose influenza virus vaccine. The Fluzone® High-Dose vaccine was specifically designed to generate a more robust immune response in people 65 years of age or older. This age group, which typically shows a weaker immune response, has proven to respond better to the Fluzone® High-Dose vaccine. This new vaccine experienced a successful launch in the U.S. in 2010.

In September 2009, the FDA approved the company’s supplemental Biologics License Application for its Influenza A(H1N1) 2009 Monovalent Vaccine, marking an important milestone in the pandemic fight. The U.S. licensed vaccine is an inactivated influenza virus vaccine indicated for active immunization of adults and children aged six months and older against influenza caused by the A(H1N1) 2009 virus. Sanofi Pasteur provides the only influenza vaccine licensed in the United States for populations as young as six months of age. In 2010, sanofi pasteur delivered 126 million doses of A(H1N1) vaccines worldwide.

In November 2009, Panenza® (non-adjuvanted A(H1N1) vaccine) was registered by the Agence Française de Sécurité Sanitaire des Produits de Santé (AFSSAPS). The vaccine was made available to the French authorities, and vaccination began in France in November 2009. Panenza® is also registered in Spain, Luxemburg, Germany, Brazil, Hong Kong, Slovakia, Thailand, Tunisia and Turkey. In February 2010, the EMA granted marketing authorization for Humenza®, an adjuvanted A(H1N1) monovalent influenza vaccine for the active immunization of persons aged over 6 months against influenza infections caused by the 2009 A(H1N1) pandemic virus.

Fluzone® QIV candidate vaccine is a quadrivalent inactivated influenza vaccine containing two antigens of type A (H1N1 and H3N2) and two antigens of type B (one each from Yamagata and Victoria lineage). Selecting the prevailing influenza strains for upcoming seasons is an incredibly difficult task. In the recent past, there have been a number of mismatches of the B strain component in the trivalent vaccine compared with the circulating B lineage. Sanofi Pasteur expects that increasing the number of strains in the vaccine will give increased protection against the most prevalent strains. The targeted population is the same as standard-dose Fluzone® TIV (trivalent vaccine): children 6 months through 17 years, and adults and elderly 18 years and above. In October 2010, sanofi pasteur released positive results. The Phase II clinical trial showed the QIV was immunologically non-inferior to trivalent vaccines with just one of the B strains, and their safety profiles did not materially differ. Our candidate vaccine entered phase III in October 2010.

Adult and Adolescent Boosters

The incidence of pertussis (whooping cough) is on the rise globally, affecting children, adolescents and adults (source: WHO publication WER 2005). Its resurgence, in particular in the State of California in the U.S. and other parts of the world in 2010, combined with increased awareness of the dangers of vaccine-preventable diseases in general, has led to higher sales of this product group in recent years. Adacel®, the first trivalent adolescent and adult booster against diphtheria, tetanus and pertussis, was licensed and launched in the United States in 2005. Since 2004, Adacel® has been the standard of care in Canada, where most provinces provide routine adolescent immunization. This vaccine plays an important role in efforts to better control pertussis, by preventing the disease in adolescents and adults, and by breaking the cycle of transmission to infants too young to be immunized or only partially vaccinated. Adacel® is now registered in more than 50 countries.

Quadracel®, a quadrivalent booster vaccine (fifth dose) including diphtheria, tetanus, accelular pertussis and IPV is being developed for the U.S. market. It will allow a child to complete the entire childhood series with the fewest doses possible. A Phase III clinical trial is scheduled to start during the first half of 2011.

Meningitis and pneumonia vaccines

Sanofi Pasteur is at the forefront of the development of vaccines to prevent bacterial meningitis. In 2005, sanofi pasteur introduced Menactra®, the first conjugate quadrivalent vaccine against meningococcal meningitis, arguably the deadliest form of meningitis in the world. In 2009, sales of Menactra® continued to grow in the United States following implementation of the recommendations of the Advisory Committee on Immunization Practices (ACIP) for routine vaccination of pre-adolescents (11-12 years old), adolescents at high school entry (15 years old), and college freshmen living in dormitories. In October 2007, the FDA granted sanofi pasteur a license to expand the indication of Menactra® to children two years through 10 years of age. Menactra® is now indicated for people aged 2-55 years in the United States and in Canada. An Infant/Toddler (age 9/12 months) biological license application was submitted for Menactra® for regulatory approval in the United States in 2010. This project is aimed at covering a lower age group with a two-dose only schedule. Three pivotal clinical studies have been completed to support the 9-12 month indication. No safety concerns were identified and the vaccine was immunogenic for the four serotypes (A, C, Y, W-135). In 2010, sanofi pasteur also launched Menactra® in the Middle East and Latin America.

Meningitis A, C, Y, W-135 conj. Second Generation — This project targets a second generation meningococcal vaccine that uses an alternative conjugation technology. In 2009, an Investigational New Drug application was submitted to the FDA in order to conduct the Phase II clinical trial in the United States. This trial started in December 2009, and enrollment was completed in 2010.

For over 30 years, sanofi pasteur has supplied vaccines for meningococcal meningitis serogroups A and C used to combat annual epidemics in Sub-Saharan countries (African meningitis belt).

Travel and Endemics Vaccines

Sanofi Pasteur’s Travel/Endemics vaccines provide the widest range of traveler vaccines in the industry, and include hepatitis A, typhoid, rabies, yellow fever, cholera, Japanese encephalitis, measles, mumps, rubella (MMR) and anti-venoms. These vaccines are used in endemics settings in the developing world and are the basis for important partnerships with governments and organizations such as UNICEF. These vaccines are also used by the military and travelers to endemic areas. As the global leader in the majority of these vaccine markets, sanofi pasteur’s Travel/Endemics activity has demonstrated stable growth.

Japanese encephalitis is endemic in Southeast Asia. Replacement of the currently available vaccines with a single-dose product is expected to provide a strong competitive advantage and facilitate expansion of vaccination programs. The Australian healthcare authorities granted approval of IMOJEV™ on August 16, 2010 for individuals aged 12 months and over. On October 29, 2010, the Thai Food and Drug Administration granted licensure in the same age indication.

The Vero serum-free improvement of our current Verorab® rabies vaccine (VRVg) would provide a worldwide, single rabies vaccine as a follow-up to our current rabies vaccine offerings. Results from the 2009 Phase I clinical trial demonstrated non-inferiority of VRVg versus Verorab®. A regulatory submission to AFSSAPS in France occurred in October 2010.

In December 2009, Shantha launched ShanCholTM, India’s first oral vaccine to protect against cholera in children and adults.

Animal Health: Merial

Our animal health activity is carried out through Merial, one of the world’s leading animal healthcare companies, dedicated to the research, development, manufacture and delivery of innovative pharmaceuticals and vaccines used by veterinarians, farmers and pet owners (source: Vetnosis September 2010). Its net sales for 2010 amounted to €1,983 million (Merial’s sales are not included in our consolidated net sales; for more information see “Item 5 — Results of Operations — Year Ended December 31, 2010 Compared with Year Ended December 31, 2009 — Net Sales — Animal Health”).

The animal health product range comprises four major segments: parasiticides, anti-infectious drugs, other pharmaceutical products (such as anti-inflammatory agents, anti-ulcerous agents, etc.) and vaccines. Merial’s top-selling products include Frontline®, a topical anti-parasitic flea and tick brand for dogs and cats; Ivomec®, a parasiticide for the control of internal and external parasites in livestock; Heartgard®, a parasiticide for control of heartworm in companion animals; and Eprinex®, a parasiticide for use in cattle.

The compound patent protecting fipronil, the active ingredient of Frontline®, expired in 2009 in Japan and in some European countries, including France, Germany, Italy, and the United Kingdom, and in August 2010 in the United States. In those markets where the fipronil compound patent has expired, Frontline® products are generally still protected through formulation patents (directed to combinations) which expire at the latest in 2017 in Europe (August 2016 in the United States). Frontline® is also protected by a method of use patent in the United States and the European Patent area (Germany, France, Italy and the United Kingdom), expiring March 2018. As for human pharmaceutical products, patent protection for animal pharmaceutical products extends in most cases for 20 years from the filing date of the priority application.

As regards regulatory exclusivity, the position of veterinary medicinal products in Europe is similar to that of human pharmaceutical products: 8-year data exclusivity and 10-year market exclusivity. In the United States, there is 10-year data exclusivity for products approved by the Environmental Protection Agency and an additional 5 years during which a generic applicant has to compensate the originator if it cites the originator’s data. For FDA approved veterinary medicinal products, a regulatory exclusivity period of 5 years is granted for a new chemical entity and 3 years for a previously-approved active ingredient. No data exclusivity exists at present for veterinary vaccines in the United States.

Merial’s major markets are the United States, France, Italy, the United Kingdom, Brazil, Australia, Japan, Germany, Spain and Canada.

Merial operates through a network of 16 production sites, with major sites located in France, the United States, Brazil and China. The major R&D sites are located in France and in the United States. Merial employs approximately 5,600 employees worldwide.

Pharmaceutical Research & Development

Since early 2009, we have been engaged in a wide-ranging transformation program designed to overcome the challenges facing the pharmaceutical industry. Research and development (R&D) is the first priority of this program. Rapid developments in the scientific environment, which are bringing about a veritable revolution in biopharmaceutical research, especially in biology, have generated profound and continuous change in the pharmaceutical environment. To anticipate the consequences of these changes and to maintain our innovative capacities, we intend to have the most effective R&D organization in the pharmaceutical industry in place by 2013. The new R&D approach aims to foster greater creativity and innovation, while remaining fully focused on patient needs. Streamlined organizational structures are designed to make R&D more flexible and entrepreneurial and hence better adapted to overcome future challenges.

Organization

The resulting structure is focused on addressing patient needs, and not on therapeutic indications per se.

The new R&D organization is composed of three different types of units:

•

Entrepreneurial Units: Divisions, Therapeutic Strategic Units (TSUs) and Distinct Project Units (DPUs), focused on patient needs and driving value in collaboration with the external academic and biotech communities. Three global divisions have been created — Diabetes, Oncology and Ophthalmology — to further strengthen our position in these three areas. Five TSUs have been formed with a focus on major pathophysiologies, pressing public health needs, or major geographic areas (Aging, Fibrosis & Wound Repair, Immuno-Inflammation, Infectious Diseases and Asia-Pacific). DPUs have been created to drive projects outside the areas covered by the Divisions and TSUs. In addition, an exploratory unit will deliver early innovation, exploring and incubating new ideas, new technologies and new methodology.

•	Five scientific core platforms provide expert scientific support throughout the organization and operate as internal state-of-the-art service providers to the Entrepreneurial Units.

•	Enabling and Support functions are being realigned to support the new structure and governance arrangements.

This new model will foster a strategy of openness with closer cooperation between our researchers and external partners, and a more reactive and flexible organization that promotes the emergence of innovation and the grouping of researchers in stronger centers of expertise (oncology, diabetes, aging, etc.). Implementation of this new structure is ongoing.

In line with this approach, a number of alliances and acquisitions were entered into during 2010 with companies including Ascenta, Regulus, Metabolex and TargeGen. See Note D.1. and Note D.21.1. to our consolidated financial statements included at Item 18 of this annual report.

Portfolio

During 2010, R&D followed up the rigorous and comprehensive portfolio review initiated in 2009. Projects were assessed using seven key criteria which allow management to rapidly understand how the portfolio performs in terms of innovation, unmet medical needs, risk and value. They can be summarized as follows:

•	science: level of innovation, level of safety, quality and reliability of the scientific data;

•	pharmacovigilance: assessment of the benefit/risk ratio for products (i.e., the clinical benefit versus the potential side effects).

•	execution: likelihood of development and manufacturing success;

•	market: existence of a market, positioning within this market, and our place in the market;

•	reimbursement: likelihood of achieving the desired price and reimbursement based on the health authorities positioning and sanofi-aventis competencies;

•	regulatory/legal: dealing with the environment around the project, patent status, regulatory guidelines; and

•	financial: predicted return on investment for the project.

A “Portfolio Management & Reporting Group” provides permanent support to the new operating structures in management, reporting, and other processes. Complete R&D pipeline reviews will be conducted regularly.

At the end of 2010, the current clinical portfolio is the result of decisions taken during these reviews, plus compounds entering the portfolio from the discovery phase or from third parties through acquisition, collaboration or alliances.

As described at “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We may fail to adequately renew our product portfolio whether through our own research and development or through acquisitions and strategic alliances.” our product development efforts are subject to the risks and uncertainties inherent in any new product development program.

The clinical portfolio for new medical entities can be summarized as follows:

	Phase I	Phase II	Phase III
Diabetes	SAR101099	SAR260093 SAR236553	Lixisenatide
Oncology	SAR3419 SAR103168 SAR153192 SAR245409 (XL765) SAR302503 (TG101348) SAR566658 SAR650984	SAR245408 (XL147) SAR256212 (MM-121)	aflibercept ombrabulin (AVE8062) SAR240550 (BSI-201)
Ophthalomlogy	RetinoStat®	FOV1101 FOV2302 FOV2304
TSU Aging	SAR110894 SAR113945 SAR114137 SAR152954 SAR292833
TSU Fibrosis & Wound Repair	SAR100842 SAR302532
TSU Infectious Diseases	SAR97276 SAR279356	ferroquine
TSU Immuno-Inflammation	SAR231893	SAR153191
DPUs	SAR104772 SAR411298	SSR125543 celivarone	semuloparin otamixaban teriflunomide

Phase I studies are the first studies performed in humans, in healthy volunteers. Their main objective is to assess the tolerability, the pharmacokinetic profile and where possible the pharmacodynamic profiles of the new drug.

Phase II studies are early controlled studies in a limited number of patients under closely monitored conditions to show efficacy and short-term safety and to determine the dose and regimen for Phase III studies.

Phase III studies have the primary objective of demonstrating or confirming the therapeutic benefit and the safety of the new drug, in the intended indication and population. They are made to provide an adequate basis for registration.

The Phase II & III compounds are described in the section “— Pharmaceutical Products — Main Pharmaceutical Products” above. This section focuses on Phase I compounds entries, and lists projects that were terminated in 2010.

Diabetes/Other Metabolic Disorders portfolio

•	SAR101099, a Urotensin II Receptor Antagonist, entered Phase I. The product is being developed to reduce progression of diabetic nephropathy, a severe complication of diabetes.

•

The novel regenerative compound SAR288223, also known as PancreateTM, is in the preclinical stage. This product is in-licensed from CureDM, and aims to stimulate growth of islet cells in the pancreas, resulting in restoration of glucose control in the blood.

•	Lantus®

The Lantus® European marketing authorization was renewed in May 2010, and the Lantus® Pediatric Investigational Plan was adopted in September 2009.

•	The partnership with Wellstat for the development of a PKC epsilon inhibitor in the treatment of type 2 diabetes has been terminated.

Oncology portfolio

In June 2010, we announced that we had signed an agreement to acquire TargeGen Inc., whose lead compound TG 101348 (SAR302503) is a potent inhibitor of Janus kinase 2 (JAK-2). It is an oral agent in Phase I/II and is being developed for the treatment of patients with myeloproliferative diseases including myelofibrosis (MF) and Polycythemia Vera (PV).

Also in June 2010, we signed an exclusive global collaboration and licensing agreement with Ascenta Therapeutics for a number of compounds that could restore tumor cell apoptosis. These compounds inhibit the p53-HDM2 (Human Double Minute 2) protein-protein interaction, leading potentially to reactivation of p53 tumor suppressor functions and thereby enhancing current cancer treatments.

In September 2010, sanofi-aventis and the Belfer Institute of Applied Cancer Science at the Dana-Farber Cancer Institute (DFCI) announced that they had entered into a collaboration and license agreement to identify novel oncology targets for the development of new therapeutic agents directed at such targets and related biomarkers.

The following late phase projects were terminated:

•	The global development of alvocidib was halted because the regulatory path proved longer than initially planned.

•	The development of larotaxel was terminated due to a lack of sufficient efficacy.

Ophthalmology portfolio

A number of compounds for the treatment of eye disease were added to the portfolio via the acquisition of Fovea and the collaboration agreement with Oxford BioMedica (see “— Pharmaceutical Products — Main Pharmaceutical Products — Other Pharmaceutical Products” above).

RetinoStat® (gene therapy) for the treatment of Age-related Macular Degeneration (AMD) entered Phase I in December.

TSU Aging portfolio

•	SAR110894 (H3 receptor antagonist for the treatment of Alzheimer’s dementia) completed its Phase I program and is expected to start Phase II early 2011.

•	Three compounds progressed into clinical development (First In Man study)

•	SAR113945, an IKK-ß kinase inhibitor for the treatment of osteoarthritis (intra-articular administration);

•	SAR114137, a cathepsin S/K inhibitor for the treatment of osteoarthritis;

•	SAR152954, an H3 receptor antagonist.

•	GCR15300 (SAR292833), a first-in-class molecule for the treatment of chronic pain in-licensed from Glenmark, entered the portfolio in Phase I.

•

In December 2010, FDA put on hold all the clinical trials performed with anti-NGF drugs because of side effects occurring with products developed by other companies. Consequently, the development of SAR164877 (REGN475), co-developed with Regeneron, is on clinical hold.

•	A key collaboration agreement was signed with La Charite Hospital, Berlin, on stroke research.

TSU Infectious Diseases portfolio

•

SAR279356 (first-in-class human monoclonal antibody for the prevention and treatment of S. aureus, S. epidermidis, E. coli, Y. pestis and other serious infections) — The option to acquire a license from Alopexx for the development of SAR279356 was finalized in October 2010. The phase I study program has been completed successfully and Phase II is expected in the first half of 2011.

•

SAR97276 is an antimalarial drug belonging to a new chemical class with an innovative mechanism of action, being developed for the treatment of severe malaria. The optimal dosing schedule is currently being evaluated in children with uncomplicated malaria, prior to initiating the treatment of subjects with severe Plasmodium falciparum malaria.

Other Projects portfolio

•

The phase I program for SAR104772, an oral inhibitor of thrombin-activable fibrinolysis (TAFIa) for acute ischemic stroke, is ongoing. Preclinical development of the corresponding intravenous formulation (SAR126119) has been initiated, and the Phase I program is expected to start in 2011.

•

The CHMP issued a positive opinion on Plavix® in addition to aspirin for patients with atrial fibrillation who are at increased risk of stroke and are not suitable for oral anticoagulant treatment. A dossier is also under review in several other countries.

•

Pediatric development has been completed on clopidogrel. At a dose of 0.2 mg/kg — determined on the basis of similar pharmacodynamic activity to clopidogrel 75 mg in adults — was not effective in neonates and infants with congenital heart disease palliated with a systemic to pulmonary artery shunt.

•	In Japanese patients receiving elective PCI, clopidogrel was shown to have a better safety profile than ticlopidine. A dossier for this indication is in preparation for submission in Japan in 2011.

•

A dossier was submitted for Uroxatral® based on the results of the pediatric development. While the results could not demonstrate the efficacy of alfusozin in patients with voiding disorders, all elements of the pediatric written request were met, and exclusivity has been granted for Uroxatral® in the United States thereby prolonging the product patent exclusivity until July 18, 2011.

•

Development of SSR411298 — a fatty acid amide hydrolase (FAAH) inhibitor — in major depressive disorder in elderly patients was discontinued, as the results of the Phase II dose finding study did not support progression to Phase III. Alternative development strategies are under evaluation based on analysis of the data.

•

Nerispirdine (K+ and Na+ Channel Blocker, symptomatic treatment for multiple sclerosis; Phase II) was terminated in symptomatic therapy for MS because it failed to meet the endpoints of the Phase II dose ranging study, as reported in April 2010

Other discovery/ development partnerships

•

A licensing agreement was signed in May with Glenmark Pharmaceuticals for the development and commercialization of new products in chronic pain treatment. The first molecule included in this agreement entered the portfolio in Phase I (SAR292833 –GRC15300) (see “— TSU Aging portfolio” above).

•	A global strategic alliance for the discovery, development and commercialization of microRNA therapeutics was signed with Regulus in June 2010. These products are at the discovery stage.

Vaccines Research and Development

Our human vaccine research and development (R&D) remains focused on improving existing vaccines, as well as on the development of new prophylactic vaccines.

Portfolio

The sanofi pasteur R&D portfolio includes 15 vaccines currently in advanced development as shown in the table below. The portfolio includes 6 vaccines for novel targets and 9 vaccines which are enhancements of existing vaccine products.

Phase I	Phase IIa	Phase IIb	Phase III	Submitted

Streptococcus pneumonia *

Meningitis & pneumonia vaccine

Tuberculosis *

Recombinant subunit vaccine

Rotavirus (Shantha)

Live Attenuated Tetravalent Rotavirus oral vaccine

Pseudomonas aeruginosa *

Antibody fragment product

Prevention of ventilator-associated pneumonia

Rabies *

mAb post exposure prophylaxis

Meningitis A,C,Y,W conj.

2nd generation

Meningococcal conjugate Infant vaccine

Rabies VRVg

Purified vero rabies vaccine

DTP-HepB-Polio-Hib vaccine (1)

ACAM C. diff *

Clostridium difficile Toxoid vaccine

			Hexaxim™ DTP-HepB-Polio-Hib vaccine (1) Quadracel® DTP(1) IPV vaccine 4-6 years U.S. Dengue * Mild-to-severe dengue fever vaccine Fluzone® QIV Quadrivalent inactivated influenza vaccine	Menactra® Meningococcal conjugate vaccine for Infants/Toddlers at 9-12 months Fluzone® ID Seasonal influenza vaccine. intradermal micro-injection U.S.

(1)	D=Diphtheria, T=Tetanus, Hib=Haemophilus influenzae b, HepB=Hepatitis B, P=Pertussis.
*	New targets

Project highlights

This section focuses on Phase I compounds and novel targets. Other vaccines in Phase II or III are described in the section “— Vaccine Products” above.

Influenza

To sustain our global leadership in the development of influenza vaccine, our R&D efforts are focused on innovative approaches for assessing new formulations and alternative delivery systems (see “— Vaccine Products”).

Pediatric Combination & Adolescent/Adult Boosters

Several pediatric vaccines are under development. Tailored for specific markets, they are aimed at protecting against five or all six of the following diseases: diphtheria, tetanus, pertussis, poliomyelitis (polio), Haemophilus influenzae type b infections and hepatitis B.

Meningitis

Neisseria meningitides bacteria is a leading cause of meningitis in the United States, Europe and elsewhere, affecting infants and children as well as adolescents. The primary focus of several ongoing projects related to Menactra® is to decrease the age at which this vaccine can first be administered. (see “— Vaccine Products” above).

Pneumococcal Vaccine

Streptococcus pneumoniae bacteria is the leading etiological agent causing severe infections such as pneumonia, septicemia, meningitis and otitis media, and is responsible for over three million deaths per year worldwide, of which one million are children. Anti-microbial resistance in Streptococcus pneumoniae has complicated the treatment of pneumococcal disease and further emphasized the need for vaccination to prevent large-scale morbidity and mortality.

Sanofi Pasteur is focused on the development of a multi-protein-based pneumococcal vaccine. This approach should result in a vaccine with superior serotype coverage as compared to current polysaccharide or conjugate based vaccines. The first Phase I clinical trial of a bivalent formulation was initiated in February 2010 and completed enrollment in 2010. A second Phase I clinical trial to evaluate a third antigen was initiated in June 2010.

Rabies Vaccine

Rabies mAb Post Exposure Prophylaxis — This product consists of two rabies monoclonal antibodies (MABs) that will be used in association with the rabies vaccine for post-exposure prophylaxis. It is being developed in collaboration with Crucell. A Phase II clinical trial to evaluate safety and immunogenicity will be initiated in 2011.

New Vaccine Targets

Dengue — Dengue fever has increasing epidemiological importance due to global socio-climatic changes. It is a major medical and economic burden in the endemic areas of Asia-Pacific, Latin America and Africa. It is also one of the leading causes of fever among travelers. Multiple approaches have been tested to develop a vaccine covering the four viral serotypes of dengue fever in order to prevent this disease and its severe complications (hemorrhagic fever). Results of a Phase II clinical trial in adults in the United States demonstrated proof of concept of the lead vaccine candidate based on ChimeriVax™ technology. Sanofi Pasteur’s dengue vaccine research program includes ongoing clinical studies (adults and children) in several countries in endemic regions. The first Phase III study was initiated in October 2010 in Australia. This final stage of clinical development aims at demonstrating that production of the vaccine on an industrial scale will meet the consistency criteria required for market authorizations. The study in Australia is the first to use our dengue vaccine doses produced on an industrial scale. Further Phase III studies to evaluate efficacy will begin in 2011.

Tuberculosis — Statens Serum Institute of Denmark (SSI) has granted sanofi pasteur a license to its technology with regard to the use of certain fusion proteins in the development of a tuberculosis vaccine. The license from SSI includes access to the Intercell IC31® adjuvant. The candidate vaccine is made up of recombinant protein units. Results from the 2008 Phase I trial found that the H4/IC31 tuberculosis vaccine candidate was safe when administered to healthy adults living in a region of high endemic tuberculosis. Rapid antigen-specific T cell responses were induced following a single dose of the investigational vaccine. A second Phase I trial was initiated in Switzerland in December 2010.

HIV — The Phase III clinical trial in Thailand completed in 2009 provided the first concrete evidence since the discovery of the HIV virus in 1983 that a vaccine against HIV is potentially feasible. Additional work is required to develop and test a vaccine suitable for approval and worldwide use. During 2010, the Thai study partnership (the U.S. Army, the National Institute of Allergy and Infectious Diseases of the National Institutes of Health (NIH), the Ministry of Public Health of Thailand, and sanofi pasteur) continued to work together in monitoring patients infected with HIV in the Phase III trial, evaluating existing clinical samples using state-of-the-art immunological tools, and designing future studies. Sanofi Pasteur has also initiated discussions with potential industrial partners to substantiate and extend the vector prime/protein subunit boost regimen used in the Phase III trial. Public-private partnerships will be evaluated as a source of funding for future clinical trials and product development.

ACAM-Cdiff — Clostridium difficile is a major public health concern in North America and Europe. In hospitals, it is the leading cause of infectious diarrhea in adults, particularly the elderly. The epidemiology of Clostridium difficile associated disease (CDAD) has been increasing at an alarming rate since 2003, driven primarily by the emergence of a treatment-resistant, highly virulent strain CD027. There is currently no vaccine available and the only vaccine candidate currently in development is ACAM-Cdiff. ACAM-Cdiff is a toxoid-based vaccine. Toxoids have been used as the basis of a number of highly successful licensed vaccines. This vaccine candidate has successfully completed Phase I clinical trials with more than 200 participants in which safety and immunogenicity were evaluated. Sanofi Pasteur received a positive response from the United States. FDA’s Center for Biologics Evaluation & Research (CBER) on the Fast Track Development Program submission in 2010. In November 2010, our Clostridium difficile vaccine started Phase II of clinical study in the U.S. This trial is focused on evaluating prevention of the first episode of Clostridium difficile infection (CDI) in at-risk individuals, which includes adults with imminent hospitalization or current or impending residence in a long-term care or rehabilitation facility.

Pseudomonas aeruginosa — In February 2010, sanofi pasteur entered into an agreement with KaloBios Pharmaceuticals, a U.S.-based, privately held biotech company, for the development of a Humaneered™ antibody fragment to both treat and prevent Pseudomonas aeruginosa (Pa) infections. Most serious Pa infections occur in hospitalized and critically or chronically ill patients — primarily affecting the respiratory system in susceptible individuals — and are a serious clinical problem due to their resistance to antibiotics. The two primary target indications for the antibody are prevention of Pa associated pneumonia in mechanically ventilated patients in hospitals, and prevention of relapses and potential improvement of treatment outcomes in patients with an ongoing Pa infection. Under the terms of the agreement, sanofi pasteur acquired worldwide rights for all disease indications related to Pa infections except cystic fibrosis and bronchiectasis, which sanofi pasteur has the option to obtain at a later date. KaloBios has already completed phase I clinical trials — one in healthy volunteers and one in cystic fibrosis patients — and a small proof of concept phase II clinical trial in mechanically ventilated patients.

Rotavirus — Rotavirus is the leading cause of severe, dehydrating diarrhea in children aged under five globally. Estimates suggest that rotavirus causes over 25 million outpatient visits, over 2 million hospitalizations and over 500,000 deaths per year. The burden of severe rotavirus illness and deaths falls heavily upon children in the poorer countries of the world, with more than 80% of rotavirus-related deaths estimated to occur in lower income countries of Asia, and in sub-Saharan Africa. Two vaccines (RotaTeq® and Rotarix®) are licensed worldwide, but production of local vaccines is necessary to achieve wide coverage. Shantha has a non-exclusive license of rotavirus strains from NIH and is developing a live-attenuated human bovine (G1-G4) reassortant vaccine. The license excludes Europe, Canada, United States, China and Brazil. The project is currently in phase I.

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

The product may additionally benefit from the protection of patents obtained during development or after the product’s initial marketing approval. The protection a patent affords the related product depends upon the type of patent and its scope of coverage, and may also vary from country to country. In Europe for instance, applications for new patents may be submitted to the European Patent Office (EPO), an intergovernmental organization which centralizes filing and prosecution. As of December 2010, an EPO patent application may cover the 38 European Patent Convention member states, including all 27 member states of the European Union. The granted “European Patent” establishes corresponding national patents with uniform patent claims among the member states. However, some older patents were not approved through this centralized process, resulting in patents having claim terms for the same invention that differ by country. Additionally, a number of patents prosecuted through the EPO may pre-date the European Patent Convention accession of some current European Patent Convention member states, resulting in different treatment in those countries.

We monitor our competitors and vigorously seek to challenge patent infringement when such challenges would negatively impact our business objectives. See Note D.22.b) to the consolidated financial statements included in Item 18 of this annual report.

The expiration or loss of an active ingredient patent may result in significant competition from generic products and can result in a dramatic reduction in sales of the original branded product. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Legal Matters — Generic versions of some of our products may be approved for sale in one or more of their major markets”. In some cases, it is possible to continue to obtain commercial benefits from product manufacturing trade secrets or from other types of patents, such as patents on processes, intermediates, structure, formulations, methods of treatment, indications or delivery systems. Certain categories of products, such as traditional vaccines and insulin, have been historically relatively less reliant on patent protection and may in many cases have no patent coverage, although it is increasingly frequent for novel vaccines and insulins to be patent protected. See “— Focus on Biologics” below. Patent protection is an important factor in our animal health business, but is of comparatively lesser importance to our Consumer Health Care and generics businesses, which rely principally on trademark protection.

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

In the United States, the FDA will not grant final marketing approval to a generic competitor for a New Chemical Entity (NCE) until the expiration of the regulatory exclusivity period (generally five years) that commences upon the first marketing authorization of the reference product. The FDA will accept the filing of an Abbreviated New Drug Application (ANDA) containing a patent challenge one year before the end of this regulatory exclusivity period (see the descriptions of ANDAs in “— Product Overview — Challenges to Patented Products” below). In addition to the regulatory exclusivity granted to NCEs, significant line extensions of existing NCEs may qualify for an additional three years of regulatory exclusivity. Also, under certain limited conditions, it is possible to extend unexpired U.S. regulatory and patent-related exclusivities by a pediatric extension. See “— Pediatric Extension”, below.

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

Emerging Markets

One of the main limitations on our operations in emerging market countries is the lack of effective intellectual property protection or enforcement for our products. The World Trade Organization (WTO) Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIP) has required developing countries to amend their intellectual property laws to provide patent protection for pharmaceutical products since January 1, 2005 although it provides a limited number of developing countries an extension to 2016. Additionally, these same countries frequently do not provide non-patent exclusivity for innovative products. While the situation has gradually improved, the lack of protection for intellectual property rights or the lack of robust enforcement of intellectual property rights poses difficulties in certain countries. Additionally, in recent years a number of countries faced with health crises have waived or threatened to waive intellectual property protection for specific products, for example through compulsory licensing. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — The globalization of the Group’s business exposes us to increased risks.”

Pediatric Extension

In the United States and Europe, under certain conditions, it is possible to extend a product’s regulatory exclusivities for an additional period of time by providing data regarding pediatric studies.

In the United States, the FDA may ask a company for pediatric studies if it has determined that information related to the use of the drugs in the pediatric population may produce health benefits. The FDA has invited us by written request to provide additional pediatric data on several of our main products. Under the Hatch-Waxman Act, timely provision of data meeting the FDA’s requirements (regardless of whether the data supports a pediatric indication) may result in the FDA extending regulatory exclusivity and patent life by six months, to the extent these protections have not already expired (the so-called “pediatric exclusivity”). The main products having received past FDA grants of pediatric exclusivity are Aprovel®, Lantus®, Allegra®, Ambien®/Ambien® CR, Plavix® and Taxotere®.

In Europe, a regulation on pediatric medicines came into force on January 26, 2007. This regulation was implemented in 2009, and provides for pediatric research obligations with potential associated rewards including extension of patent protection (for patented medicinal products) and regulatory exclusivity for pediatric marketing authorization (for off-patent medicinal products). For additional details, see “— Regulation” below.

Japanese regulations do not currently offer the possibility of similar extensions in exchange for pediatric study results.

Product Overview

We summarize below the intellectual property coverage in our major markets of the marketed products described above at “— Pharmaceutical Products — Main Pharmaceutical Products”. Concerning animal health products, Merial’s intellectual property coverage is described above (see “— Animal Health: Merial”). In the discussion of patents below, we focus on active ingredient patents (compound patents) and any later filed improvement patents listed in the FDA’s list of Approved Drug Products with Therapeutic Equivalence Evaluations (the “Orange Book”) or on their foreign equivalents, because these patents tend to be the most relevant in the event of an application by a competitor to produce a generic version of one of our products or the equivalent of these patents in other countries (see “— Challenges to Patented Products” below). In some cases, products may also benefit from pending patent applications and from patents not eligible for Orange Book listing (e.g., patents claiming industrial processes). In each case below, we specify whether the active ingredient is claimed by an unexpired patent. Where patent terms have been extended to compensate for regulatory delay, the extended dates are presented below. U.S. patent expirations presented below reflect U.S. Patent and Trademark Office dates, and therefore do not reflect six-month pediatric extensions to the FDA’s Orange Book dates for the products concerned (Aprovel®, Lantus®, Stilnox®/Ambien® CR, Allegra®, Plavix® and Taxotere®). A footnote indicates those cases where the FDA’s Orange Book reflects a pediatric exclusivity extended 6 months beyond the United States Patent and Trademarks Office (U.S. PTO) patent expiration date.

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

Lantus® (insulin glargine)
U.S.	E.U.	Japan
Compound: August 2014 [1]	Compound: November 2014 in most of the EU; no compound patent in force in much of Eastern Europe	Compound: November 2014 Regulatory exclusivity: October 2011

Apidra® (insulin glulisine)
U.S.	E.U.	Japan
Compound: June 2018	Compound: September 2019 in most of the EU	Compound: May 2022
Later filed improvement patents: formulation March 2022 and January 2023	Regulatory exclusivity: September 2014	Later filed improvement patent: formulation July 2022 Regulatory exclusivity: April 2017

Taxotere® (docetaxel)
U.S.	E.U.	Japan
Compound: expired in May 2010 [2]	Compound: expired in November 2010 in most of the EU	Compound: June 2012
No generic products presently on the market.	Later filed improvement patents: additional patent coverage (2012 to 2013) Genericized	Later filed improvement patents: formulation running through November 2013

Eloxatine® (oxaliplatin) [3]
U.S.	E.U.	Japan
Compound: expired	Compound: expired	N/A

Later filed improvement patents: coverage ranging through August 2016 [4]	Genericized

[1]	pediatric exclusivity until February 2015.
[2]	pediatric exclusivity until November 2010.
[3]	We do not own most Eloxatine® patents but license them from Debiopharm for marketing.
[4]

Was genericized in 2010 until settlement of litigation. Is not currently genericized and may or may not retain exclusivity until August 9, 2012, depending on outcome of settlement dispute presently in court.

Jevtana® (cabazitaxel)
U.S.	E.U.	Japan
Compound: March 2016 (up to 2021 if PTE is granted)	Compound: March 2016 (patent term extension to be determined once product is approved in Europe)	Compound: March 2016 (patent term extension to be determined once product is approved in Japan)
Later filed improvement patents: coverage ranging through 2025

Regulatory exclusivity: June 2015

Lovenox® (enoxaparin sodium)
U.S.	E.U.	Japan
Compound: no compound patent coverage Genericized	Compound: June 2011 in part of the EU; exceptions: no compound patent in force in France, Germany, Spain, Portugal, Finland, Norway, Greece and much of Eastern Europe	Compound: expired Regulatory exclusivity: 2016

Plavix® (clopidogrel bisulfate)
U.S.	E.U.	Japan
Compound: November 2011 [1]	Genericized (other clopidogrel salts)	Compound: 2013
Regulatory exclusivity: 2014

Aprovel® (irbesartan)
U.S.	E.U.	Japan
Compound: September 2011 [2]	Compound: August 2012 in most of the EU; exceptions: expires March 2011 in the Czech Republic, Hungary, Romania, Slovakia and 2013 in Lithuania and Latvia. No compound patent in force in Spain, Portugal, Finland, Norway and much of Eastern Europe	Compound: 2016

	Later filed improvement patents: formulation coverage ranging through 2016 Generics on the market in some EU countries	Later filed improvement patent: formulation (2021) Regulatory exclusivity: 2016

Tritace® (ramipril)
U.S.	E.U.	Japan
N/A	Compound: expired	Compound: expired

Genericized

[1]	pediatric exclusivity until May 2012.
[2]	pediatric exclusivity until March 2012.

Multaq® (dronedarone hydrochloride)
U.S.	E.U.	Japan
Compound: July 2011 (2016 if PTE petition is granted) Later filed improvement patent: formulation (2018) Regulatory exclusivity: July 2014	Compound: August 2011 Later filed improvement patent: formulation (2018; 2023 if SPC granted) Regulatory exclusivity: 2019	Compound: August 2011

Stilnox® (zolpidem tartrate)
U.S.	E.U.	Japan
Compound patent: expired	Compound patent: expired	Compound patent: expired

Later filed improvement patent; Ambien® CR formulation (2019)

Genericized	Genericized	Regulatory exclusivity: expired. Later filed improvement patent: Ambien® CR formulation (2019); not commercialized.

Copaxone® (glatiramer acetate) [1]
U.S.	E.U.	Japan
N/A	Compound: 2015	N/A

Depakine® (sodium valproate)
U.S.	E.U.	Japan
N/A	Compound: expired	Compound: expired

	Later filed improvement patent: Depakine® Chronosphere® formulation (2017)	Later filed improvement patent: Depakine® Chronosphere® formulation (2017)

Allegra® (fexofenadine hydrochloride)
U.S.	E.U.	Japan
Compound: expired	Compound: expired	Compound: expired

Converted to Over-the-Counter	Genericized	Later filed improvement patents: coverage ranging through 2016

Nasacort® (triamcinolone acetonide) [2]
U.S.	E.U.	Japan
Compound: expired	Compound: expired	Compound: expired

Later filed improvement patents: formulation and method of use July 2016	Later filed improvement patent: formulation 2017
Generic licensed as early as 2011 [2]

1.	Sanofi-aventis has licensed Copaxone® from Teva, with which we co-promote the product.
2.	A license was granted to Barr Laboratories, Inc. in settlement of patent litigation.

Xatral® (alfuzosin hydrochloride)
U.S.	E.U.	Japan
Compound: expired [3]	Compound: expired	Compound: expired

Genericized	Genericized	Genericized

Actonel® (risedronate sodium) [4]
U.S.	E.U.	Japan
Compound: December 2013	Compound: expired in December 2010 in Austria, Belgium, France, Germany, the Netherlands, the United Kingdom, Sweden, Switzerland and Italy; previously expired elsewhere	N/A

Later filed improvement patents: coverage ranging through June 2018	Later filed improvement patents: coverage ranging through 2018

3.	Pediatric exclusivity for Uroxatral® until July 2011.
4.

On October 30, 2009, Procter & Gamble Pharmaceuticals (P&G) sold its pharmaceutical business to Warner Chilcott (WCRX) which became the successor to P&G in rights and interests for the Actonel® alliance and now holds the NDA and the patents for this product in the United States. We commercialize Actonel® with WCRX.

Patents held or licensed by the Group do not in all cases provide effective protection against a competitor’s generic version of our products. For example, notwithstanding the patents listed above competitors have launched generic versions of Eloxatine® in Europe and in the United States, Allegra® in the United States (prior to the product being switched to over-the-counter status) and Plavix® in Europe.

We caution the reader that there can be no assurance that we will prevail when we assert a patent in litigation and that there may be instances in which the Group determines that it does not have a sufficient basis to assert one or more of the patents mentioned in this report, for example in cases where a competitor proposes a formulation not appearing to fall within the claims of our formulation patent, a salt or crystalline form not claimed by our composition of matter patent, or an indication not covered by our method of use patent. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Legal Matters — Generic versions of some of our products may be approved for sale in one or more of their major markets.”

As disclosed in Note D.22.b) to our consolidated financial statements included at Item 18 of this annual report, we are involved in significant litigation concerning the patent protection of a number of products.

Challenges to Patented Products

In the United States, companies have filed Abbreviated New Drug Applications (ANDAs), containing challenges to patents related to a number of our products. An ANDA is an application by a drug manufacturer to receive authority to market a generic version of another company’s approved product, by demonstrating that the purportedly generic version has the same properties as the original approved product. ANDAs may not be filed with respect to drugs licensed as a biological. See “— Focus on Biologics” below. An ANDA relies on the safety and other technical data of the original approved product, and does not generally require the generic manufacturer to conduct clinical trials (thus the name “abbreviated” new drug application), presenting a significant benefit in terms of time and cost. As a result of regulatory protection of our safety and other technical data, the ANDA may generally be filed only five years following the initial U.S. marketing authorization of the original product. See “— Regulatory Exclusivity” above. This period can be reduced to four years if the ANDA includes a challenge to a patent listed in the FDA’s Orange Book. However, in such a case if the patent holder or licensee brings suit in response to the patent challenge within the statutory window, then the FDA is barred from granting final approval to an ANDA during the 30 months following the patent challenge (this bar being referred to in our industry as a “30-month stay”), unless, before the end of the 30 months, a court decision or settlement has determined either that the ANDA does not infringe the listed patent or that the listed patent is invalid and/or unenforceable.

FDA approval of an ANDA after this 30-month period does not resolve outstanding patent disputes, but it does remove the regulatory impediments to a product launch by a generic manufacturer willing to take the risk of later being ordered to pay damages to the patent holder.

Procedures comparable to the ANDA exist in other major markets.

In the European Union, a generic drug manufacturer may only reference the data of the regulatory file for the original approved product after data exclusivity has expired. However, there is no patent listing system in Europe comparable to the Orange Book, which would allow the patent holder to prevent the competent authorities from granting marketing approval by bringing patent infringement litigation prior to approval. As a result, generic products may be approved for marketing following the expiration of marketing exclusivity without regard to the patent holder’s rights. Nevertheless, in most of these jurisdictions once the competing product is launched and in some jurisdictions, even prior to launch (once launch is imminent), the patent holder can seek an injunction against such marketing if it believes its patents are infringed. See Note D.22.b) to our consolidated financial statements included at Item 18 of this annual report.

The accelerated ANDA-type procedures are potentially applicable to most, but not all, of the products we manufacture. See “— Focus on Biologics” and “— Regulation” below. We seek to defend our patent rights vigorously in these cases. Success or failure in the assertion of a given patent against one competing product is not necessarily predictive of the future success or failure in the assertion of the same patent - or a fortiori the corresponding foreign patent - against a second competing product due to factors such as possible differences in the formulations of the competing products, intervening developments in law or jurisprudence, local variations in the patents and differences in national patent law and legal systems. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Legal Matters — Generic versions of our products may be approved for sale in one or more of their major markets”.

Trademarks

Our products are sold around the world under trademarks that we consider to be of material importance in the aggregate. Our trademarks help to maintain the identity of our products and services, and protect the sustainability of our growth. It is our policy to register our trademarks with a strategy adapted to each product or service depending on their countries of commercialization: i.e., on a worldwide basis for worldwide products or services, or on a regional or local basis for regional or local products or services.

Our trademarks are monitored and defended based on this policy and in order to prevent infringement and/ or unfair competition.

Our trademarks contribute to the identity of our products and services, and help support their development.

The degree of trademark protection varies country by country, as each state applies its own trademark laws to trademarks used in its territory. In most countries, trademark rights may only be obtained by registration. In some countries, trademark protection is primarily based on use. Registrations are granted for a fixed term (in most cases ten years) and are renewable indefinitely, but in some instances may be subject to the continued use of the trademark.

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

We generally develop and manufacture the active ingredients that we use in our products. We have a general policy of producing the active ingredients for our principal products at our own plants in order to minimize our dependence on external manufacturers and control the product throughout the production cycle. In some cases however, we have outsourced certain production elements, especially as part of supply agreements entered into within the framework of plant divestitures, or in order to adapt to market growth in emerging markets. As a result, we outsource a portion of the production of the active ingredients used in Stilnox® and Xatral®, and certain formulations of various pharmaceutical products. Our main subcontractors are Famar, Haupt, Patheon, Catalent and Sofarimex. These subcontractors are required to follow our guidelines in terms of quality, logistics and other criteria. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — The manufacture of our products is technically complex, and supply interruptions, product recalls or inventory losses caused by unforeseen events may reduce sales, delay the launch of new products and adversely affect our operating results and financial condition”.

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

Under our partnership with BMS, a multi-sourcing organization and security stock are in place for Plavix® /clopidogrel bisulfate and Aprovel® / irbesartan.

We purchase the raw materials used to produce Lovenox® from a number of sources.

Our main European pharmaceutical production facilities are located in France, Germany, Italy, Spain, the United Kingdom and Hungary. In North America, we run two facilities in the United States (Kansas City and Saint Louis), supplemented recently with the acquisition of Chattem (Tennessee), and one in Canada (Laval). We have one plant in Japan (Kawagoe) and additional facilities located in many other parts of the world. To carry out the production of vaccines, sanofi pasteur uses a wide industrial operations network, with sites located in North America, France, China, Thailand, Argentina and India. A new antigen production unit in Mexico for seasonal and pandemic influenza vaccines is expected to commence commercial production in 2012, once the necessary production and marketing approvals have been obtained from Mexican officials.

All of our pharmaceutical and vaccine facilities are Good Manufacturing Practices (GMP) compliant in accordance with international guidelines. Our main facilities are also FDA approved, including our pharmaceutical facilities in Ambarès, Tours, Le Trait, Maisons-Alfort and Compiègne in France, Dagenham and Holmes Chapel in the United Kingdom, Frankfurt in Germany, Veresegyhaz in Hungary, Saint Louis in the United States and Laval in Canada, our vaccines facilities at Marcy l’Etoile and Val de Reuil (hosting a distribution center) in France, Swiftwater in the United States and Toronto in Canada. Wherever possible we seek to have multiple plants approved for the production of key active ingredients and finished products, as in the case of Lovenox® for example.

In February 2011, we received an FDA warning letter concerning part of our Frankfurt facility following a routine FDA inspection in September 2010. The warning letter cites CGMP compliance issues in certain manufacturing processes, without referring to specific products. While we take the warning seriously and are working to address the remaining recommendations, we are also confident that none of the issues raised in the letter compromise the quality of our marketed products or our ability to continue to supply the markets with all products.

More details about our manufacturing sites are set forth below at “— D. Property, Plant and Equipment”.

Health, Safety and Environment (HSE)

The manufacturing and research operations of sanofi-aventis are subject to increasingly stringent health, safety and environmental laws and regulations. These laws and regulations are complex and rapidly changing, and sanofi-aventis invests the necessary sums in order to comply with them. This investment, which aims to respect health, safety and the environment, varies from year to year and totaled approximately €113 million in 2010.

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

Moreover, as for a number of companies involved in the pharmaceutical, chemical and agrochemical industries, soil and groundwater contamination has occurred at some Group sites in the past, and may still occur or be discovered at others. In the Group’s case, such sites are mainly located in the United States, Germany, France, Hungary, the Czech Republic, Slovakia, Brazil, Italy and the United Kingdom. As part of a program of environmental audits conducted over the last few years, detailed assessments of the risk of soil and groundwater contamination have been carried out at current and former Group sites. In cooperation with national and local authorities, the Group constantly assesses the rehabilitation work required and this work has been implemented when appropriate. Long-term rehabilitation work is in progress or planed in Rochester, Cincinnati, Mount-Pleasant, East Palo Alto, Ambler and Portland in the United States; Frankfurt in Germany; Beaucaire, Valernes, Limay, Rousset, Romainville, Neuville and Vitry in France; Dagenham in the United Kingdom; Brindisi and Garessio in Italy; Ujpest in Hungary; Hlohovec in Slovakia; Prague in the Czech Republic; and on a number of sites divested to third parties and covered by contractual environmental guarantees granted by sanofi-aventis. Sanofi-aventis may also have potential liability for investigation and cleanup at several other sites.

Provisions have been established for the sites already identified and to cover contractual guarantees for environmental liabilities for sites that have been divested. For example, in 2007 the State of New Jersey initiated a claim against Bayer CropScience seeking compensation for damages caused to natural resources (NRD) at a former Rhône-Poulenc site in the United States, resulting in indemnification claims by Bayer CropScience against the Group under contractual environmental guarantees granted at the time of Bayer’s acquisition of the CropScience business. Rehabilitation studies and an NRD assessment are underway in a similar project in Portland, Oregon. Potential environmental contingencies arising from certain business divestitures are described in Note D.22.e) to the consolidated financial statements included at Item 18 of this annual report. In 2010, sanofi-aventis spent €45 million on rehabilitating sites previously contaminated by soil or groundwater pollution. During the year ended December 31, 2010, a comprehensive review was carried out relating to the legacy of environmental pollution. In light of data collected during this review, the Group adjusted the provisions to approximately €781 million as at December 31, 2010.

Because of changes in environmental regulations governing site remediation the Group’s provisions for remediation obligations may not be adequate due to the multiple factors involved, such as the complexity of operational or previously operational sites, the nature of claims received, the rehabilitation techniques considered, the planned timetable for rehabilitation, and the outcome of discussions with national regulatory authorities or other potentially responsible parties, as in the case of multiparty sites. Given the long industrial history of some of our sites and the legacy obligations of Aventis arising from its past involvement in the chemical and agrochemical industries, it is impossible to quantify the future impact of these laws and regulations with precision. See “Item 3.D. Risk Factors — Environmental Risks of Our Industrial Activities”.

To our knowledge, the Group is not currently subject to liabilities for non-compliance with current HSE laws and regulations that could be expected to significantly jeopardize its activities, financial situation or operating income. We also believe that we are in substantial compliance with current HSE laws and regulations and that all the environmental permits required to operate our facilities have been obtained. Regular HSE audits (22 in 2010) are carried out by the Group in order to assess compliance with our standards (which implies compliance with regulations) and to initiate corrective measures. Moreover, 103 loss prevention technical visits were carried out in 2010.

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

Health

From the development of compounds to the commercial launch of new drugs, sanofi-aventis research scientists continuously assess the effect of products on human health. This expertise is made available to employees through two committees responsible for chemical and biological risk assessment. The Group’s COVALIS committee classifies all chemical and pharmaceutical products handled within the Group and establishes workplace exposure limits for each of them. The Group’s TRIBIO Committee is responsible for classifying all biological agents according to their degree of pathogenicity, and applies rules for their containment and the preventive measures to be respected throughout the Group. See “Item 3. Key Information — D. Risk Factors — Environmental Risks of Our Industrial Activities — Risks from the handling of hazardous materials could adversely affect our results of operations”.

Appropriate Industrial Hygiene practices and programs are defined and implemented in each site. These practices consist essentially of containment measures for collective and individual protection against exposure in all workplaces where chemical substances or biological agents are handled. All personnel are monitored with an appropriate initial and routine medical program, focused on the potential occupational health risks linked to their duties.

In addition, a committee has been set up to prepare and support the implementation of the new European Union REACH regulation on Registration, Evaluation, Authorization and Restriction of Chemicals. To fully comply with the new European regulation on the labeling of chemicals (Classification Labeling Packaging), the Group has registered the relevant hazardous chemical substances with the European Chemicals Agency (ECHA).

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

The French chemical manufacturing sites in Aramon, Neuville-sur-Saône, Sisteron, Vertolaye and Vitry, as well as the plants located in the Hoechst Industry Park in Frankfurt, Germany, the Zentiva site in Hlohovec, Slovakia, and the chemical production site in Budapest, Hungary, are listed Seveso II (from the name of the European directive that deals with potentially dangerous sites through a list of activities and substances associated with classification thresholds). In accordance with French law on technological risk prevention, the French sites are also subject to heightened security inspections in light of the toxic or flammable materials stored on the sites and used in the operating processes.

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

We believe that the safety management systems implemented at each site, the hazard studies carried out and the risk management methods implemented, as well as our third-party property insurance policies covering any third-party physical damage, are consistent with legal requirements and the best practices in the industry.

Environment

The main objectives of our environmental policy are to implement clean manufacturing techniques, minimize the use of natural resources and reduce the environmental impact of our activities. In order to optimize and improve our environmental performance, we have a strategy of continuous improvement practiced at all our sites through the annual implementation of HSE progress plans. In addition, 49 sites are currently ISO 14001 certified. We believe that this strategy clearly expresses the commitment of both management and individuals to health, safety and the environment. In 2010, seven of our European sites were included in the scope of the European CO2 Emissions Credit Trading Scheme aimed at helping to reach the targets set by the Kyoto protocol.

Our recent efforts in terms of environmental protection have mainly targeted reductions in energy consumption, greenhouse gas emissions control, improvements in the performance of water treatment installations, reduction of volatile organic compound emissions, raw material savings and recycling, and reductions in waste materials or increases in the percentage being recycled. In 2010, we reduced carbon dioxide emissions caused by our sales representation car fleet by 13% versus 2009, due to the policy of using energy efficient cars as well as a reduction in the number of cars. Since 2005, in terms of our activity level per unit produced, our direct and indirect carbon dioxide emissions have decreased by 8% and 17% respectively(1).

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

Markets

A breakdown of revenues by business segment and by geographic region for 2008, 2009 and 2010 can be found at Note D.35. to our consolidated financial statements included at Item 18 of this annual report.

The following market shares and ranking information is based on sales data from IMS Health MIDAS, retail and hospital for full year 2010, in constant euros (unless otherwise indicated). For more information on market shares and ranking, see “Presentation of Financial and Other Information” at the beginning of this document.

Marketing and Distribution

Sanofi-aventis has a commercial presence in approximately 100 countries, and our products are available in more than 170. Our main markets in terms of net sales are, respectively:

Western Europe represents 29.6% of our net sales; we are the leading pharmaceutical company in France where our market share is 10.1% (11.4% in 2009), and we rank third in Germany with a 5.8% market share (5.6% in 2009). In 2010, sales in Western Europe were down 8.8% due to the impact of generic competition for Plavix® and of Taxotere® and of price pressure applied by the healthcare authorities.

The United States represents 29.5% of our net sales ; we rank twelfth with a market share of 3.1% (3.4% in 2009). Sales in the U.S. were down 8.4% at constant exchange rates in 2010 reflecting the impact of generics of Lovenox® and Ambien® CR, the workdown of Eloxatine® generics inventory during the second half of 2010, and the impact of healthcare reform. Chattem’s sales are included from February 2010.

Emerging Markets (see definition in “B. Business Overview — Strategy”, above) represent 29.9% of our net sales, for the first time the largest contribution to net sales of any region. We are the leading healthcare company in emerging markets. In 2010, sales in emerging markets grew by 16.3% at constant exchange rates. This performance was due to robust organic growth (13.2% on a constant structure basis and at constant exchange

(1)

The CO2 emissions variations per produced unit are calculated for each business and added proportionally to their respective contribution to the total of direct and indirect CO2 emissions. Each business defines a specific indicator of its activity (e.g., hours worked for vaccines, number of boxes produced for pharmaceuticals, etc.).

rates) and the impact of targeted acquisitions (mainly Zentiva in Eastern Europe and Medley in Brazil). In 2010, Brazil, Russia and China generated substantial growth of 51.4%, 19.9% and 23.6%, respectively. In Latin America, mostly in Brazil and Mexico, growth was driven by flu vaccine sales, which virtually trebled (+189%).

Japan represents 7.3% of our net sales; our market share is 3.1% (3.0% in 2009). In 2010, sales grew by 9.1% at constant exchange rate and growth was mostly generated by the success of Plavix® (+37.1%) and by a good performance from the Vaccines activity.

A breakdown of our sales by geographic market is presented in “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2010 Compared with Year Ended December 31, 2009.”

Although specific distribution patterns vary by country, we sell prescription drugs primarily to wholesale drug distributors, independent and chain retail drug outlets, hospitals, clinics, managed care organizations and government institutions. With the exception of Consumer Health Care products, these drugs are ordinarily dispensed to patients by pharmacies upon presentation of a doctor’s prescription.

We use a selection of channels to disseminate information about and promote our products among healthcare professionals and patients, ensuring that the channels not only cover our latest therapeutic advances but also our mature products, as they provide the foundation for satisfying major therapeutic needs. We regularly advertise in medical journals and exhibit at major medical congresses. In some countries, products are also marketed directly to patients by way of television, radio, newspapers and magazines, and we sometimes use new media channels (such as the internet) to market our products. National education and prevention campaigns can be used to improve patients’ knowledge of conditions.

Our medical representatives, who work closely with healthcare professionals, use their expertise to promote and provide information on our drugs. They represent our values on a day-to-day basis and are required to adhere to a code of ethics. As of December 31, 2010, we had a global sales force of 32,686 representatives: 10,287 in Europe, 5,531 in the United States, and 16,868 in the rest of the world.

Although we market most of our products through our own sales forces, we have entered into and continue to form partnerships to co-promote/co-market certain products in specific geographic areas. Our major alliances are detailed at “— Pharmaceutical Products — Main pharmaceutical products” above.

Our vaccines are sold and distributed through multiple channels, including physicians, pharmacies, hospitals and distributors in the private sector, and governmental entities and non-governmental organizations in the public and international donor markets, respectively.

Competition

The pharmaceutical industry is currently experiencing significant changes in its competitive environment. Innovative drugs, a broad product range, and a presence in all geographical markets are key factors in maintaining a strong competitive position.

There are four types of competition in the prescription pharmaceutical market:

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

Our prescription drugs compete in all major markets against patented drugs from major pharmaceutical companies like Abbott in benign prostatic hyperplasia; AstraZeneca in cardiovascular disease, hypertension and oncology; Bayer-Schering in thrombosis prevention; Boehringer-Ingelheim in atherothrombosis and benign prostatic hyperplasia; Bristol-Myers Squibb in oncology; Lilly in osteoporosis, diabetes and oncology; GlaxoSmithKline in oncology, allergies, diabetes and thrombosis; Merck in hypertension, osteoporosis, diabetes and benign prostatic hyperplasia; Novartis in hypertension and oncology; Novo Nordisk in diabetes; Pfizer in oncology, thrombosis and allergies; and Roche in oncology and osteoporosis.

In our Vaccines business, we compete primarily with multinational players backed by large healthcare groups, including Merck (outside Europe), GlaxoSmithKline, Pfizer (Wyeth) and Novartis.

In selected market segments, sanofi pasteur competes with mid-size international players (such as CSL of Australia in the influenza market for the Southern Hemisphere). Sanofi Pasteur also competes with an increasing number of manufacturers, entrenched in densely populated and economically emerging regions, which are leveraging their cost/volume advantage and raising their level of technical capability and quality standards to compete on more sophisticated antigens in their domestic markets and also in international donor markets. Multinational players are increasingly seeking alliances with manufacturers from emerging economies to secure positions in their markets of origin.

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

Another competitive issue drug manufacturers are facing is parallel trade, also known as reimportation. This takes place when drugs sold abroad under the same brand name as in a domestic market are imported into that domestic market by parallel traders, who may repackage or resize the original product or sell it through alternative channels such as mail order or the Internet. This situation is of particular relevance to the European Union, where these practices have been encouraged by the current regulatory framework. Parallel traders take advantage of the price differentials between markets arising from factors including sales costs, market conditions (such as intermediate trading stages), tax rates, or national regulation of prices.

Finally, pharmaceutical companies face illegal competition from counterfeit drugs. The WHO estimates that counterfeit products account for 10% of the market worldwide, rising to as much as 30% in some countries. However, in markets where powerful regulatory controls are in place, counterfeit drugs are estimated to represent less than 1% of market value.

The WHO also estimates that 50% of sales over the Internet are of counterfeit drugs: their development has intensified in 2010.

A medical product is counterfeit when there is a false representation in relation to its identity (e.g., name, composition, strength, etc.) or source (e.g., manufacturer, country of manufacturing/origin, marketing authorization holder, etc.) or its background (e.g., filings and documentation related to its distribution channels). Sanofi-aventis is committed to being part of any efforts made to overcome drug counterfeiting and has implemented the following actions:

•	Intensification of close collaboration with international organizations and with customs and police to reinforce regulatory frameworks and to investigate suspected counterfeiters; and

•	Development of technologies to make drugs more difficult to copy through packaging protection programs and to ensure no direct traceability.

Regulation

The pharmaceutical and health-related biotechnology sectors are highly regulated. National and supranational health authorities administer a vast array of legal and regulatory requirements that dictate pre-approval testing and quality standards to maximize the safety and efficacy of a new medical product. These authorities also regulate product labeling, manufacturing, importation/exportation and marketing as well as mandatory sponsor post-approval commitments.

The submission of an application to a regulatory authority does not guarantee that a license to market/ product approval will be granted. Furthermore, each regulatory authority may impose its own requirements during the course of the product development and application review. It may refuse to grant approval and require additional data before granting approval, even though the same product has already been approved in other countries. Regulatory authorities also have the authority to request product recalls, product withdrawals and penalties for violations of regulations based on data that are made available to them.

The International Conference on Harmonization (ICH) consists of the regulatory agencies of the three founder members (European Union, Japan, United States), plus Health Canada and Swissmedic as observers. Product approval can vary from six months to several years from the date of application depending upon the country. Factors such as the quality of data submitted, the degree of control exercised by the regulatory authority, the review procedures, the nature of the product and the condition to be treated, play a major role in the length of time a product is under review.

In recent years, efforts have been made by the ICH participants to harmonize product development and regulatory submission requirements. An example of these efforts is the Common Technical Document (CTD), which can be used in different ICH regions for a product application review, with only local or regional adaptation. Electronic CTD is becoming the standard for worldwide product submission.

Pharmaceutical manufacturers have committed to publishing protocols and results of clinical studies performed with their products in publicly accessible registries (e.g., Clinical Trials Registry, Clinical Trial Results Registry). In addition, the various ICH and non-ICH countries often impose mandatory disclosure of clinical trials information.

The requirement of many countries, including Japan and several member states of the European Union, to negotiate selling prices or reimbursement rates for pharmaceutical products with government regulators can substantially extend the time for market entry beyond the initial marketing approval. While marketing authorizations for new pharmaceutical products in the European Union have been substantially centralized with the European Medicines Agency (EMA), pricing and reimbursement remain a matter of national competence.

In the European Union, there are three main procedures by which to apply for marketing authorization:

•

The centralized procedure is mandatory for certain types of medicinal products. When an application is submitted to the EMA, the scientific evaluation of the application is carried out by the Committee for Medicinal Products for Human Use (CHMP) and a scientific opinion is prepared. This opinion is sent to the European Commission which adopts the final decision and grants a Community marketing authorization. Such a marketing authorization is valid throughout the Community and the drug may be marketed within all European Union member states.

•

If a company is seeking a national marketing authorization in more than one Member State, the mutual recognition or decentralized procedure is available to facilitate the granting of harmonized national authorizations across Member States. Both the decentralized and the mutual recognition procedures are based on the recognition by national competent authorities of a first assessment performed by the authorities of one member state.

•	National authorizations are still possible, but are only for products intended for commercialization in a single EU member state or for line extensions to existing national product licenses.

Post-authorization safety monitoring of pharmaceutical products is carefully regulated in Europe (Council Regulation (EEC) No 2309/93 and Council Directive -2001/83/EC describe the respective obligations of the marketing authorization holder and of the competent authorities to set up a system for pharmacovigilance in order to collect, collate and evaluate information about suspected adverse reactions), and pharmacovigilance activities also pertain to nationally approved products: pharmacovigilance obligations apply to all authorized medicinal products including those authorized before 1 January 1995.

It is possible for health authorities to withdraw products from the market for safety reasons. The responsibilities for pharmacovigilance rest with the competent authorities of all the Member States in which the authorisations are held. In accordance with the applicable legislation, each Member State has established a pharmacovigilance system for the collection and evaluation of information relevant to the benefit to risk balance of medicinal products. The competent authority continually monitors the safety profile of the products available on its territory and takes appropriate action where necessary and monitors the compliance of marketing authorisation holders with their obligations with respect to pharmacovigilance. All relevant information should be shared between the competent authorities and the marketing authorization holder, in order to allow all parties involved in pharmacovigilance activities to assume their obligations and responsibilities. The principal mandate of the CHMP’s Pharmacovigilance Working Party is to provide a forum for dialogue between Member States on pharmacovigilance and to review safety issues at the request of the competent authorities, for centrally authorized products and products undergoing a referral.

Following a routine inspection of the sanofi-aventis U.S. site in Bridgewater during April and May 2010, the FDA issued a warning letter citing inadequate procedures for the surveillance, receipt, evaluation and reporting of adverse events in a timely manner, and failure to include all required postmarketing studies in NDA Annual Reports to the agency. The warning letter is specific to reporting processes and timeframes, not to safety concerns with any specific medication. Sanofi-aventis has already been working to address the observation and is fully committed to ensure compliance with all reporting requirements.

In 2010 new legislation aimed at strengthening and rationalizing the Community Pharmacovigilance System was approved, which will be enforced in July 2012. Changes include a strengthened legal basis for regulators to require post-authorization safety and efficacy studies throughout the life cycle of the medicinal product. An additional scientific committee called the Pharmacovigilance Risk Assessment Committee, with a key role in pharmacovigilance assessments (scope: all marketed drugs in the EU), is to be established at the level of the EMA. This committee, which includes a patient representative, can hold public hearings.

Implementation of this pharmacovigilance legislation will be a particular priority in light of the Mediator affair that has caused uproar in France. Given AFSSAPS’ stature as a leading regulatory agency, as well as the way the European regulatory network is organized, (with national agencies that are closely entwined with the EMA through their experts’ membership of the EMA’s various scientific committees and groups), it is possible the affair will have EU repercussions.

AFSSAPS’ failures were highlighted in the report by the French Health Ministry’s General Inspectorate of Social Affairs (IGAS). The French Health Minister has outlined a radical set of proposals for AFSSAPS. More input will come from the parliamentary inquiry with a report expected in June, and from a wide consultation on the reform of the regulatory and pharmacovigilance system to be held with results expected in May.

Some of the measures identified by the French Health Minister are already being addressed in the EU legislation, while others will have broader implications:

•

Strengthening policy on conflicts of interest. This was actioned by the EMA in 2010. It can be expected that national agencies will have to examine their own procedures to see if they could be improved.

•	Funding system of regulatory authorities. This is a key issue for national agencies but also for the EMA.

•

Ongoing safety monitoring and life-cycle management approach to monitoring the benefit:risk profile. In its Roadmap to 2015, the EMA calls for a continuous benefit:risk assessment throughout a product’s life-cycle. It can be expected that this objective will be implemented with a high priority at the EU level. The new Pharmacovigilance legislation gives the legal basis for enforcing this life cycle approach, with the power to request Post Authorization Safety and Efficacy Studies at any time.

•

New products submitted for approval to be at least equivalent to a product already on the market. This idea which appears to be more radical than the others, would in reality be more in line with the current tendency of companies to conduct more active control clinical studies.

Other relevant aspects in the EU regulatory framework are the following:

The “sunset clause” is a provision leading to the cessation of the validity of any marketing authorization which is not followed by marketing within 3 years or not remaining on the market for a consecutive 3 year period.

Generic products are subject to a harmonized procedure in all countries of the European Union. A generic product should contain the same active medicinal substance as an originator product. Generic applications are abridged: generic manufacturers only need to submit quality data and demonstrate that the generic drug is “bioequivalent” to the originator product (i.e., works in the same way in the patient’s body), but with no need to submit safety or efficacy data since regulatory authorities can refer to the originator product’s dossier. Generic product applications can be filed and approved in the European Union only after the eight year data exclusivity period of the originator product has expired. Further, generic manufacturers can only market their generic products after a 10- or 11-year period from the date of approval of the originator product has elapsed.

The EMA has introduced a series of initiatives aimed at improving the transparency of its activities, such as the publication of the European Public Assessment Report, which contains product approvals, withdrawals and rejections. In addition, there is an increased focus on comparative effectiveness. New initiatives have been proposed with regard to the disclosure of information on marketing authorization applications; meanwhile, the EMA has become more proactive on the disclosure of documents/information throughout the product lifecycle, with an emphasis on safety related data. In addition, patients and consumers are increasingly involved in the work of the EMA’s scientific committees.

A regulation in pediatric development came into force in January 2007. It is aimed at promoting the development of drugs well adapted to children and ensuring safe use in the pediatric population. Incentives are proposed such as extension of SPC (Supplementary Protection Certificate) or data protection for PUMA (Pediatric Use Marketing Authorization).

A new regulatory framework has been implemented covering Advanced Therapy Medicinal Products (ATMPs). This new legislation provides specific requirements for the approval, supervision and pharmacovigilance of ATMPs. A new scientific committee — the Committee for Advanced Therapies (CAT) — has been established within the EMA to play a central role in the scientific assessment of ATMPs.

An additional regulatory change relates to variations in marketing authorizations with a view to rendering the whole system for post-authorization activities simpler, clearer and more flexible without compromising public health.

International collaboration between regulatory authorities continues to develop with implementation of confidentiality arrangements between ICH regulatory authorities, and with non-ICH regulatory authorities. Examples include work-sharing on Good Clinical Practices (GCP) inspections between the United States and the European Union, as well as creating permanent representatives from the U.S. Food and Drug Administration (FDA) and Japanese Pharmaceutical and Medical Devices Agency (PMDA) now based in London, and a corresponding permanent representative from EMA at the FDA.

In the United States, applications for drug and biological approval are submitted for review to the FDA, which has broad regulatory powers over all pharmaceutical products that are intended for U.S. sale and marketing. To commercialize a product, a New Drug Application (NDA) under the Food, Drug and Cosmetic

(FD&C) Act or Biological License Application (BLA) under the Public Health Service (PHS) Act is submitted to the FDA with data for filing and pre-market review. Specifically, the FDA must decide whether the product is safe and effective for its proposed use, if the benefits of the drug’s use outweigh its risks, whether the drug’s labeling is adequate, and if the manufacturing of the drug and the controls used for maintaining quality are adequate to preserve the drug’s identity, strength, quality and purity. Based upon this review, the FDA can require post-approval commitments. Approval for a new indication of a previously approved product requires the submission of a supplemental NDA (sNDA) for a drug or supplemental BLA (sBLA) for a biological product.

In the United States, generic drug manufacturers may file an Abbreviated NDA (ANDA) under 505(j) of the FD&C Act. These applications are “abbreviated” because they are generally not required to include data to establish safety and effectiveness, but need only demonstrate that their product is bioequivalent (i.e., performs in humans in the same manner as the originator’s product). Consequently, the length of time and cost required for development of generics can be considerably less than for the originator’s drug. The ANDA pathway in the United States can only be used for NDA approved drugs under the FD&C Act and not for BLA approved biological products under the PHS Act.

In Japan, the regulatory authorities can require local development studies. They can also request bridging studies to verify that foreign clinical data are applicable to Japanese patients and require data to determine the appropriateness of the dosages for Japanese patients. These additional procedures have created a significant delay in the registration of some innovative products in Japan compared to the European Union and United States.

Focus on Biologics

Products can be referred to as “biologics” when they are derived from plant or animal tissues, including blood products or products manufactured within living cells (e.g., antibodies). Most biologics are complex molecules or mixtures of molecules which are difficult to characterize and require physico-chemical-biological testing, and an understanding of and control over the manufacturing process.

The concept of “generics” is not scientifically appropriate for biologics due to their high level of complexity and therefore the concept of “biosimilar” products is more appropriate. A full comparison of the purity, safety and efficacy of the biosimilar product against the reference biological product should be undertaken, including assessment of physical/chemical, biological, non-clinical and clinical similarity.

In the European Union, a regulatory framework for developing and evaluating biosimilar products has been in place since November 2005. The CHMP has issued several product/disease specific guidelines for biosimilar products. In March 2009, the CHMP adopted a guideline on preclinical and clinical development of biosimilars of low molecular weight heparins. For example, in Europe a potential product candidate claiming to be biologically similar to Lovenox® must show therapeutic equivalence in terms of efficacy and safety in at least one adequately powered, randomized, double-blind, parallel group clinical trial. With respect to vaccines, the CHMP has taken the position that currently it is unlikely that these products may be characterized at the molecular level, and that each vaccine product must be evaluated on a case by case basis.

In Japan, guidelines defining the regulatory approval pathway for follow-on biologics were finalized in March 2009. These guidelines set out the requirements on preclinical and clinical data to be considered for the development of the new application category of biosimilars.

For historical reasons in the U.S., a few complex protein-based drugs have been approved as NDAs under the Federal Food Drug and Cosmetic Act (FD&C Act). It is currently possible to submit an abbreviated application (ANDA) with respect to those particular products (e.g., Lovenox®, Lantus®). Since an ANDA is not required to contain clinical trial data other than from bioequivalence studies, the appropriateness of an ANDA with respect to these NDA approved biological products raises significant scientific issues for the FDA.

The FD&C Act provides another abbreviated option for NDA approved biological products, called the 505(b)(2) pathway. This pre-market application may refer to the FDA finding that the reference product has been found to be safe and effective by the FDA based upon the innovator’s preclinical and clinical data.

Lovenox® (enoxaparin) was approved as a drug by the FDA on March 29, 1993. Lovenox® was approved under Section 505(b)(1) of the FD&C Act and not as a biologic under Section 351 of the Public Health

Service Act, and therefore a biosimilar of the product was not possible. An abbreviated NDA (ANDA/generic) application was submitted to FDA August 2005 by Momenta/Sandoz under section 505(j) of the FFDCA. This application was approved July 2010; the generic product was approved as therapeutically equivalent to Lovenox®. Two other generic applications are believed to be pending with the FDA; one submitted by Teva and the other from Amphastar, both in 2003. Teva received a Minor Deficiency letter from the FDA on January 25, 2011 and has stated that it expects to answer those deficiencies in the near future.

U.S. law now provides for a procedure for “biosimilar” versions of a reference product licensed as a biological under the PHS Act. Healthcare reform legislation entitled the “Patient Protection and Affordable Care Act,” was signed into law by the President on March 30, 2010. Title VII, Subtitle A “Biologics Price Competition and Innovation”, allows for the creation of a regulatory approval pathway for biosimilars and a litigation procedure for patent infringement lawsuits brought against biosimilar applicants. Previously, a biological product was defined under the PHS Act, Section 351, as a virus, therapeutic serum, toxin, antitoxin, vaccine, blood, blood component or derivative, allergenic product or analogous product or arsphenamine or derivative of arsphenamine (or any other trivalent organic arsenic compound), applicable to the prevention, treatment, or cure of a disease or condition of human beings.

In the U.S., Lovenox® is approved as a drug NDA (New Drug Application) under the FD&C Act. The new U.S. Biosimilars Law currently covers products regulated as Biologics under the Public Health Services (PHS) Act and therefore does not apply to Lovenox® or other products approved as drugs.

Under the new U.S. law, the definition of “biological product” in section 351(i) is revised to include proteins, except any chemically synthesized polypeptide. In addition, this law describes how a “Biosimilar” product may be “highly similar” to the reference product “notwithstanding minor differences in clinically inactive components”, and for which there are “no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency of the product”.

This law also stated that approval of an application under section 351(k) may not be made effective until 12 years after the date on which the reference product was first licensed under section 351(a). The date on which the reference product was first licensed does not include the date of approval of: (1) a supplement for the biological product that is the reference product; (2) a subsequent application by the reference product sponsor or manufacturer for a change (other than a structural modification) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device, or strength for the previously licensed reference product; or (3) a subsequent application by the reference product sponsor or manufacturer for a modification to the structure of the reference product that does not result in a change in safety, purity, or potency.

Other provisions of this new U.S. law state that ten years after enactment, certain “biological products” approved under section 505 of the FD&C Act will be deemed licensed under section 351 of the PHS Act. Prior to that time, the current legal interpretation is that they cannot be “reference products” for applications submitted under section 351(k) of the PHS Act. The new law also describes how a biological product that is shown to meet the new interchangeability standards, “may be substituted for the reference product without the intervention of the healthcare provider who prescribed the reference product”.

Pricing & Reimbursement

Rising overall healthcare costs are leading to efforts to curb drug expenditures in most markets in which sanofi-aventis operates. Increasingly these efforts result in pricing and market access controls for pharmaceuticals. The nature and impact of these controls vary from country to country, but some common themes are reference pricing, systematic price reductions, formularies, volume limitations, patient co-pay requirements, and generic substitution. In addition, governments and third-party payers are increasingly demanding comparative / relative effectiveness data to support their decision making process. They are also increasing their utilization of emerging healthcare information technologies such as electronic prescribing and health records to enforce transparency and tight compliance with these regulations and controls. As a result, the environment in which pharmaceutical companies must operate in order to make their products available to patients and providers who need them continues to grow more complex each year.

Significant changes in the Pharmaceutical/Healthcare environment emerged during 2010:

•

In the United States, 2010 was marked by the health insurance and market reforms that are expected to lead to a large number of uninsured being covered by 2014, either through state aid or mandatory coverage, with a system of fines for non-compliance. These reforms will also see the establishment of a health insurance exchange and the eventual closure of the “doughnut hole” in Medicare Part D.

•

In Europe, several countries (including, Germany, Greece, Spain, Portugal and Ireland) have introduced emergency cost containment measures and reforms, following economic crises, that led to a reduction in the price of marketed drugs and will significantly affect the size of the pharmaceutical market. In parallel, Germany introduced a law that would effectively put an end to the free-price-setting system through systematic health technology assessments and pricing negotiations. And in the United Kingdom, the new coalition government is looking to end the current Pharmaceutical Price Regulation Scheme (PPRS 2014) with a shift towards value-based pricing with less emphasis on the Incremental Cost Effectiveness Ratio (ICER) price-setting methods currently used by the National Institute for Clinical Excellence (NICE).

•

In Asia, several countries have sought to increase patient access to medicines: in the Philippines, this is being achieved through direct price cuts whereas in China and Thailand, it is being achieved through healthcare expansion towards universal coverage in association with price rationalization, starting with cuts in the prices of drugs on the Essential Drug List in China.

•	In Russia, healthcare expansion and price rationalization have also been the subject of legislative reforms.

Regardless of the exact method, we believe that third-party payers will continue to act to curb the cost of pharmaceutical products. While the impact of these measures cannot be predicted with certainty, we are taking the necessary steps to defend the accessibility and price of our products in order to reflect the value of our innovative product offerings:

•

We actively engage with our key stakeholders on the value of our products to them. These stakeholders – including physicians, patient groups, pharmacists, government authorities and third-party payers – can have a significant impact on the market accessibility of our products.

•	We continue to add flexibility and adaptability to our operations so as to better prepare, diagnose, and address issues in individual markets.

•

Keeping in mind the importance of recognizing the value of our products and the high cost of research and development, we continue to analyze innovative pricing and access strategies that balance patient accessibility with appropriate rewards for innovation.

Insurance and Risk Coverage

We are protected by four key insurance programs, relying not only on the traditional corporate insurance and reinsurance market but also on a mutual insurance company established by various pharmaceutical groups and our captive insurance company, Carraig Insurance Ltd (Carraig).

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

Our Property & Business Interruption program covers all Group entities worldwide, wherever it is possible to use a centralized program operated by our captive insurance company. This approach shares risk between

Group entities, enabling us to set deductibles and guarantees that are appropriate to the needs of local entities. A further benefit of this program is that traditional insurance cover is supplemented by specialist cover, thanks to the involvement of an international mutual insurance company established by a number of pharmaceutical groups. It also incorporates a prevention program, including a comprehensive site visit program covering our production, storage, research and distribution facilities and standardized repair and maintenance procedures across all sites. Specialist site visits are conducted every year to address specific needs, such as testing of sprinkler systems or emergency plans to deal with flooding risks.

The Stock and Transit program protects goods of all kind owned by the Group that are in transit nationally or internationally, whatever the means of transport, and all our inventories wherever they are located. Sharing risk between Group entities means that we can set deductibles at appropriate levels, for instance differentiating between goods that require temperature controlled distribution and those that do not. We have developed a prevention program with our insurers, implementing best practices in this area at our distribution sites. This program, which is led by our captive insurance company, has substantial capacity, largely to deal with the growth in sea freight which can lead to a concentration of value in a single ship.

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

The principal risk exposure for our pharmaceutical products is covered with low deductibles at the country level, the greatest level of risk being retained by our captive insurance company. The level of risk self-insured by the Group – including our captive reinsurance company – enables us to retain control over the management and prevention of risk. Our negotiations with third-party insurers and reinsurers are tailored to our specific risks. In particular, they allow for differential treatment of products in the development phase, for the discrepancies in risk exposure between European countries and the United States, and for specific issues arising in certain jurisdictions. Coverage is adjusted every year in order to take into account the relative weight of new product liability risks such as those emerging from healthcare products which are not subject to market approval.

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

These insurance programs are backed by best-in-class insurers and reinsurers and are designed in such a way that we can integrate most newly-acquired businesses on a continuous basis. Our cover has been designed to reflect our risk profile and the capacity available in the insurance market. By centralizing our major programs, not only do we reduce costs, but we also provide world-class coverage for the entire Group.

C. Organizational Structure

Sanofi-aventis is the holding company of a consolidated group of subsidiaries. The table below sets forth our significant subsidiaries and affiliates as of December 31, 2010. For a complete list of our main consolidated subsidiaries, see Note F. to our consolidated financial statements, included in this annual report at Item 18.

Significant Subsidiary or Affiliate	Country of Organization	Ownership and Voting Interest
Aventis Inc.	United States	100%
Aventis Pharma S.A.	France	100%
Hoechst GmbH	Germany	100%
Merial Ltd	United Kingdom	100%
Sanofi-aventis Amérique du Nord S.A.S.	France	100%
Sanofi-Aventis Deutschland GmbH	Germany	100%
Sanofi-aventis Europe S.A.S.	France	100%
Sanofi-aventis France	France	100%
Sanofi-aventis K.K.	Japan	100%
Sanofi-aventis Participations S.A.S.	France	100%
Sanofi-aventis U.S. LLC	United States	100%
Sanofi-aventis U.S. Inc.	United States	100%
Sanofi Pasteur Inc.	United States	100%
Sanofi Pasteur S.A.	France	100%
Sanofi Winthrop Industrie	France	100%

Sanofi-aventis and its subsidiaries form a group, organized around two activities: Pharmaceutical products and Human Vaccines. The Group is also active in Animal Health through Merial.

The patents and trademarks of the pharmaceutical activity are primarily owned by the sanofi-aventis parent company, Aventis Pharma S.A. (France), Hoechst GmbH (Germany) and Sanofi-Aventis Deutschland GmbH (Germany).

Within the Group, the holding company oversees research and development activities by defining strategic priorities, coordinating work, and taking out industrial property rights under its own name and at its own expense. In order to fulfill this role, sanofi-aventis subcontracts research and development to its specialized French and foreign subsidiaries, in many cases licensing its patents, manufacturing know-how and trademarks. In these cases, the licensee subsidiaries manufacture and distribute the Group’s products, either directly or via local distribution entities.

In certain countries, sanofi-aventis carries out part of its business operations through ventures with local partners. In addition, the Group has signed worldwide alliances by which two of its products (Plavix® and Aprovel®) are marketed through an alliance with BMS (see “— Pharmaceutical Products — Main Pharmaceutical Products” above).

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

D. Property, Plant and Equipment

Our headquarters are located in Paris, France. See “— Office Space” below.

We operate our business through offices and research, production and logistics facilities in approximately 100 countries. All our support functions operate out of our office premises. A breakdown of these sites by use and by ownership/leasehold status is provided below. Breakdowns are based on surface area. All surface area figures are unaudited.

Breakdown of sites by use*

Industrial	50%
Research	15%
Offices	14%
Logistics	6%
Vaccines	11%
Others	4%

*	Excludes Vaccines entities. During 2010, our Vaccines business was still treated a separate unit, with its own offices and research, production and logistics facilities. In 2011, all premises occupied by sanofi pasteur will be incorporated into the Group’s global real estate portfolio, and allocated between the four uses shown in the table above.

Breakdown of the Group’s sites between owned and leased

Leased	35%
Owned	65%

We own most of our research and development and production facilities, either freehold or under finance leases with a purchase option exercisable at expiration.

Research and Development Sites: Pharmaceuticals segment

Research and Development activities are housed at 22 sites:

•

8 operational sites in France, the largest in terms of built-on surface area in use being Vitry/Alfortville (approximately 105,000 m²), Montpellier (106,000 m2), Chilly/Longjumeau (114,000 m2) and Toulouse (60,500 m2);

•	5 sites in other European countries (Germany, United Kingdom, Hungary, Spain and Italy), the largest being in Frankfurt, Germany (84,000 m2);

•	6 sites in the United States, the largest being in Bridgewater, New Jersey (111,000 m2);

•	1 site in Tokyo, Japan;

•	2 sites in China: the principal facility in Shanghai, and a Clinical Research Unit in Beijing.

Industrial Sites: Pharmaceuticals Segment

Production of chemical and pharmaceutical products is the responsibility of our Industrial Affairs function, which is also in charge of most of our logistics facilities (distribution and storage centers).

We have 75 industrial sites worldwide. The sites where the major sanofi-aventis drugs, active ingredients and medical devices are manufactured are:

•

France: Ambarès (Aprovel®, Depakine®, Multaq®), Le Trait (Lovenox®), Maisons-Alfort (Lovenox®), Neuville (dronedarone), Quetigny (Stilnox®, Plavix®), Sisteron (clopidogrel bisulfate, dronedarone, zolpidem tartrate), Tours (Stilnox®, Aprovel®, Xatral®), Vitry-sur Seine / Alfortville (docetaxel) ;

•	Germany: Frankfurt (insulins, ramipril, Lantus®, Tritace®, pens, Apidra®);

•	Italy: Scoppito (Tritace®, Amaryl®);

•	United Kingdom: Dagenham (Taxotere®), Fawdon (Plavix®, Aprovel®); Holmes Chapel (Nasacort®);

•	Hungary: Ujpest (irbesartan), Csanyikvölgy (Lovenox®);

•	Japan: Kawagoe (Plavix®);

•	United States: Kansas City (Allegra®), Chattem (consumer health products).

Sanofi Pasteur Sites

The headquarters of our Vaccines division, sanofi pasteur, are located in Lyon, France. Sanofi Pasteur’s production and/or Research and Development sites are located in Swiftwater, Cambridge, Rockville Canton and Orlando (United States), Toronto (Canada), Marcy l’Etoile and Val de Reuil (France), Shenzhen (China), Pilar (Argentina), Chachoengsao (Thailand), and Hyderabad (India).

In May 2009, sanofi aventis launched the construction of a new sanofi pasteur vaccine manufacturing center in Neuville-sur-Saône, France. The investment of 350 million euros, the largest ever made by sanofi-aventis, takes place on an exisiting sanofi-aventis site. The objective is to progressively transition the existing chemical activity to vaccine production.

In 2010, sanofi pasteur acquired VaxDesign located in Orlando, Florida. VaxDesign’s Modular IMmune In-vitro Construct (MIMIC®) System is designed to capture genetic and environmental diversity and predict human immune responses. The MIMIC® platform is expected to accelerate vaccine development, reduced time to market and increased probability of success rates in pre-clinical and clinical stages.

We own most of sanofi pasteur’s Research and Development and production sites, either freehold or under finance leases with a purchase option exercisable at expiration.

Merial Sites

Because we intend to contribute Merial to a joint venture in 2011 and consequently lose our exclusive control (see Note D.8.1 to our consolidated financial statements included at Item 18 of this annual report) we have not included Merial sites in the discussion included at this “Item 4. Information on the Company — D. Property, Plant and Equipment” notwithstanding the fact that on December 31, 2010, Merial was a wholly owned subsidiary of sanofi-aventis. Merial has 16 industrial sites, 9 research and development sites and numerous administrative offices with its principal headquarters located at Lyon (France) and Duluth (United States).

Acquisitions, Capital Expenditures and Divestitures

The carrying amount of our property, plant and equipment at December 31, 2010 was €8,155 million. During 2010, we invested €1,199 million (see Note D.3. to the consolidated financial statements) in increasing capacity and improving productivity at our various production and R&D sites.

The Group’s principal capital expenditures and divestments for 2008, 2009 and 2010 are set out in this annual report at “Item 5. Operating and Financial Review and Prospects — Divestments”, “— Acquisitions” and “— Liquidity and Capital Resources” and in the notes to the consolidated financial statements (Note D.1., Note D.2., Note D.3. and Note D.4. to our consolidated financial statements included at Item 18 of this annual report).

Our principal investments in progress are described below:

•

In Europe, we continued to optimize our industrial facilities, in particular by investing in two new Lantus® production lines at the Frankfurt site and acquiring the Diabel manufacturing site from Pfizer to strengthen our insulin production capacity. We invested in the Brindisi (Italy) site to expand its production of spiramycin, the active ingredient of the antibiotic Rovamycin® . In the United States, we are investing ahead of the launch of epiCard®, a gas powered single dose, single use auto-injector with audible user instructions for the injection of Epinephrine®, indicated for the emergency treatment of severe allergic reactions.

•

We have also begun the Biolaunch project, designed to convert our chemical facilities to biotechnologies, with a project to create a monoclonal antibody production facility at our Vitry-sur-Seine site in France from 2012, plus investments in the creation of a new innovative biosynthetic process at the Elbeuf and Vertolaye industrial sites, in order to improve our corticosteroid production competitiveness at a global level.

•	In Emerging Markets, we currently rely on industrial sites dedicated to serving regional markets, a situation reinforced by our 2009 acquisitions (Zentiva in Eastern Europe and Medley in Brazil). In

China, the project to extend our current manufacturing facility located at the Beijing Economic and Technological Development Area will enable us to install assembly and packaging lines for SoloSTAR®, the pre-filled injection pen used to administer Lantus® (insulin glargine). In Hangzhou (China), we are building a new manufacturing site to replace the current manufacturing facility in downtown Hangzhou. The new site is scheduled to be completed in 2012. In Russia, the Orel insulin factory, recently acquired following the deal with Bioton Vostok, is a key element of our strategy to improve and improve and accelerate our access to the fast-growing Russian market. In Latin America, we are expanding our manufacturing operations in Argentina, where we already have a factory producing vaccines with the acquisition of the Merck Schering Plough site in Mirador (Buenos Aires).

•

Our Vaccines segment has invested significantly in recent years, with the construction of a state-of-the-art research facility in Toronto (Canada); the creation of a new vaccines campus in Neuville (France); the construction of bulk and filling facilities in Val de Reuil (France) and a bacteriological bulk facility in Marcy l’Étoile (France); the creation of two new influenza vaccine facilities in Shenzhen (China) and Ocoyoacac (Mexico); and the completion of bulk and filling facilities in Swiftwater (United States), mainly dedicated to influenza and meningitis vaccines.

•	Other investments related mainly to Research & Development sites.

As of December 31, 2010, our firm orders related to future capital expenditure amounted to €321 million. They were mainly related to the following industrial sites: Swiftwater (United States) and Marcy L’Etoile for the vaccines activity, and Vitry (France) and Frankfurt (Germany) for the pharmaceuticals activity.

In the medium term and on a constant structure basis, we expect our yearly average capital expenditure to be in the range of €1.4 billion. We believe that our existing cash resources and unused credit facilities will be sufficient to finance these investments.

Office Space

As part of the rationalization of our office sites in the Paris region of France, we have since mid-2009 been reviewing our medium-term office space master plan for the Greater Paris area. This review is expected to result in all our Corporate and Operating Division support functions being housed on a smaller number of sites (five in 2011, when phase 1 is implemented). All of these sites will meet environmental certification standards, and offer cost-effective space solutions. The first step in the master plan was the closure of our offices on the Quai de la Rapée in the 12th arrondissement of Paris.

We have also chosen our new corporate headquarters in the Rue La Boétie, in the 8th arrondissement of Paris, at the heart of the city’s business district. This headquarters building will bring all our Corporate and Operating Division support functions together on a single site, symbolizing the transformation of sanofi-aventis.

All of our research and development support functions will be housed on our Chilly Mazarin site (once the existing laboratory premises have been converted for office use) and on our Vitry site.

Finally, our current corporate headquarters at 174 avenue de France in the 13th arrondissement of Paris will be closed at end 2011, along with the adjacent site at 182 avenue de France and our Val de Bièvre site at Gentilly.

The second phase of the Greater Paris office space master plan is currently under consideration, the aim being to reduce the overall area in use and the overall cost of operation.

Item 4A. Unresolved Staff Comments

N/A

Item 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included in this annual report at Item 18.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS adopted by the European Union as of December 31, 2010.

The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See “ Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this document.

2010 Overview

Throughout 2010, sanofi-aventis continued to implement its transformation and sustainable growth strategy. Despite sales erosion for some of our flagship products under pressure from generics, healthcare reforms in the United States and lower drug prices in Europe, we once again delivered a solid performance by reinforcing our growth platforms, pushing ahead with our transformation program and maintaining tight cost control.

Consolidated net sales for the year reached €30,384 million, up 3.7% compared to 2009, down 0.8% at constant exchange rates (see definition at “— Presentation of Net Sales” below). Sales were driven by good performances from our Emerging Markets, Diabetes and Consumer Health Care growth platforms, which offset the significant impact of competition from generics. Emerging Markets is now the region with the largest contribution to consolidated net sales, edging out the United States and Western Europe. Other highlights of 2010 included the launch of the anti-cancer drug Jevtana® in the United States, the ongoing worldwide rollout of the anti-arrhythmic Multaq®, and the introduction of the Intanza® and Fluzone® High Dose influenza vaccines.

Ongoing measures to adapt our resources enabled us to reduce our research and development expenses and selling and general expenses by 6.2% and 1.2% respectively (at constant exchange rates). On a reported basis, they respectively decreased by 4.0% and increased by 3.3%. Together, these operating expenses represented 39.4% of our net sales, compared with 40.6% in 2009. Business net income was €9,215 million, 6.8% higher than in 2009 on a reported basis. This reflects sales growth and tight control over operating costs, plus an increased contribution from the Merial business and favorable trends in various currencies against the euro during the year. Business earnings per share was €7.06, up 6.8% compared to 2009 on a reported basis; on a diluted basis, business earnings per share was €7.04 (up 6.7%). Business net income and business earnings per share are non-GAAP financial measures which our management uses to monitor our operational performance, and which are defined at “— Business Net Income” below.

Net income attributable to equity holders of sanofi-aventis totaled €5,467 million, 3.8% higher than in 2009. Basic earnings per share for 2010 was €4.19, 4.0% higher than in 2009; diluted earnings per share for 2010 was €4.18 (up 3.7%).

Sanofi-aventis continued to set a lively pace in its targeted acquisitions and R&D alliance strategy. We successfully completed the acquisition of Chattem, Inc., one of the leading manufacturers and distributors of branded consumer health products, toiletries and dietary supplements in the United States. Further additions to our Consumer Health Care platform came with the acquisition of Nepentes S.A. in Poland, the formation of a joint venture with Minsheng Pharmaceutical Co., Ltd, and the acquisition of BMP Sunstone Corporation in China. In Generics, we set up a joint venture in Japan with Nichi-Iko Pharmaceutical Co., Ltd. In the United States, we acquired two R&D companies, TargeGen and VaxDesign Corporation. In Animal Health, we exercised our contractual right in March 2010 to combine Merial with the Intervet/Schering-Plough business to form a new joint venture equally owned by Merck and sanofi-aventis; closing of the transaction is expected in 2011. In addition, we entered into a significant number of collaboration and licensing agreements that give us access to new technologies and expand or bolster our existing research fields — especially in diabetes, oncology, vaccines, pain relief and fibrosis.

While we continue our transformation process focusing on our growth platforms and cost containment, we expect erosion from generic competition to accelerate, with a negative impact on net income in 2011.

In October 2010, sanofi-aventis initiated a tender offer to acquire all outstanding shares of common stock of Genzyme Corporation (“Genzyme”). Genzyme is a leading U.S. biotechnology company specialized in rare diseases. On February 16, 2011, sanofi-aventis and Genzyme announced they had entered into a merger agreement providing for the acquisition of Genzyme by sanofi-aventis. The agreement is described at “Item 10.C. Material Contracts”. On the basis of 272.5 million Genzyme shares on a diluted basis, the improved offer price values Genzyme at approximately $20.1 billion, the majority of which will be financed through new debt. We will also issue contingent value rights, the terms of which are described at “Item 10.C. Material Contracts.” The acquisition remains subject to fulfillment of a number of conditions including acceptance of the offer by holders of a majority of shares of Genzyme common stock on a diluted basis.

Our operations generate significant cash flow. We recorded €9,759 million of net cash provided by operating activities in 2010 compared to €8,515 million in 2009. During the course of 2010, we paid out €3.1 billion in dividends and repaid part of our debt. With respect to our financial position, we ended 2010 with our debt, net of cash and cash equivalents (meaning the sum of short-term and long-term debt plus related interest rate and currency derivatives, minus cash and cash equivalents) at €1,577 million (2009: €4,128 million). Debt, net of cash and cash equivalents, is a non-GAAP financial measure that is used by management and investors to measure the Company’s overall net indebtedness and to assess the Company’s financing risk as measured by its gearing ratio (debt, net of cash and cash equivalents, to total equity). Our gearing ratio stood at 3.0% at the end of 2010 versus 8.5% at the end of 2009. See “— Liquidity and Capital Resources — Consolidated Balance Sheet and Debt” below.

Purchase Accounting Effects (primarily the acquisition of Aventis in 2004)

Our results of operations and financial condition for the years ended December 31, 2010, December 31, 2009 and December 31, 2008 have been significantly affected by our August 2004 acquisition of Aventis and certain subsequent transactions.

The Aventis acquisition has given rise to significant amortization (€3,070 million in 2010, €3,175 million in 2009 and €3,298 million in 2008) and impairment of intangible assets (€127 million in 2010, €344 million in 2009 and €1,486 million in 2008).

In order to isolate the impact of these and certain other items, we use as an evaluation tool a non-GAAP financial measure that we refer to as “business net income”. For a further discussion and definition of “business net income”, see “— Business Net Income” below. For consistency of application of this principle, business net income also takes into account the impact of our subsequent acquisitions.

Business net income for the years ended December 31, 2010, 2009 and 2008 is presented in “— Business Net Income” below.

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

Segment Information

Operating Segments

In accordance with IFRS 8 “Operating Segments,” we have defined our segments as “Pharmaceuticals” and “Human Vaccines” (Vaccines). Our other identified segments are categorized as “Other”.

The Pharmaceuticals segment includes our research, development, production and sales activities relating to pharmaceutical products, including prescription, consumer health care and generic products. This segment also includes equity affiliates and joint ventures with pharmaceutical business activities, including in particular the entities that are majority-held by BMS. See “— Financial Presentation of Alliances” below.

The Vaccines segment includes our research, development, production and sales activities relating to human vaccines. This segment also includes our Sanofi Pasteur MSD joint venture with Merck & Co., Inc. in Western Europe.

The Other segment includes all segments that are not reportable under IFRS 8, including in particular our interest in the Yves Rocher group, our animal health business (Merial) and the impact of our retained liabilities in connection with divested businesses.

Inter-segment transactions are not material.

Business Operating Income of Segments

We measure the results of operations of our operating segments on the basis of “Business Operating Income,” a performance measure that we adopted in accordance with IFRS 8. Our chief operating decision-maker uses Business Operating Income to evaluate the performance of our operating managers and to allocate resources.

“Business Operating Income” is derived from “Operating income”, adjusted as follows:

•	amortization and impairment losses charged against intangible assets are eliminated;

•	restructuring costs are eliminated;

•	gains and losses on disposals, and litigation, are eliminated;

•	the share of profits/losses of associates and joint ventures is added, and net income attributable to non-controlling interests is deducted;

•

other acquisition-related effects (primarily, the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint ventures) are eliminated; and

•	restructuring costs relating to associates and joint ventures are eliminated.

The following table presents our Business Operating Income for the year ended December 31, 2010.

(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	26,576	3,808	—	30,384
Other revenues	1,623	28	—	1,651
Cost of sales	(7,316)	(1,371)	—	(8,687)
Research and development expenses	(3,884)	(517)	—	(4,401)
Selling and general expenses	(6,962)	(603)	(2)	(7,567)
Other operating income and expenses	177	14	(108)	83
Share of profit/loss of associates and joint ventures (1)	1,009	19	8	1,036
Net income from the held-for-exchange Merial business	—	—	418	418
Net income attributable to non-controlling interests	(258)	1	—	(257)
Business operating income	10,965	1,379	316	12,660

(1)	Net of tax

The following table presents our Business Operating Income for the year ended December 31, 2009.

(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	25,823	3,483	—	29,306
Other revenues	1,412	31	—	1,443
Cost of sales	(6,527)	(1,326)	—	(7,853)
Research and development expenses	(4,091)	(491)	(1)	(4,583)
Selling and general expenses	(6,762)	(561)	(2)	(7,325)
Other operating income and expenses	387	(3)	1	385
Share of profit/loss of associates and joint ventures (1)	792	41	8	841
Net income from the held-for-exchange Merial business	—	—	241	241
Net income attributable to non-controlling interests	(426)	(1)	—	(427)
Business operating income	10,608	1,173	247	12,028

(1)	Net of tax

Business Net Income

In addition to net income, we use a non-GAAP financial measure that we refer to as “business net income” to evaluate our Group’s performance. Business net income, which is defined below, represents the aggregate business operating income of all of our operating segments, less net financial expenses and the relevant income tax charges. We believe that this non-GAAP financial measure allows investors to understand the performance of our Group because it segregates the results of operations of our current business activities, as opposed to reflecting the impact of past transactions such as acquisitions.

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

Business net income is defined as “Net income attributable to equity holders of sanofi-aventis”, determined under IFRS, excluding (i) amortization of intangible assets; (ii) impairment of intangible assets; (iii) other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures); (iv) restructuring costs (including restructuring costs relating to associates and joint ventures), gains and losses on disposals of non-current assets, and costs or provisions associated with litigation; (v) the tax effect related to the items listed in (i) through (iv), as well as (vi) effects of major tax disputes and (vii) the share of non-controlling interests in items (i) through (vi). The items listed in (iv) — except for restructuring costs related to associates and joint ventures — correspond to those reported in the line items “Restructuring costs” and “Gains and losses on disposals, and litigation”, as defined in Note B.20. to our consolidated financial statements.

The following table reconciles our business net income to Net income attributable to equity holders of sanofi-aventis for the years ended December 31, 2010, 2009 and 2008:

(€ million)		2010	2009	2008
Business net income		9,215	8,629	7,314
(i)	Amortization of intangible assets	(3,529)	(3,528)	(3,483)
(ii)	Impairment of intangible assets	(433)	(372)	(1,554)
(iii)	Expenses arising from the impact of acquisitions on inventories (1)	(30)	(27)	(2)
(iv)	Restructuring costs	(1,372)	(1,080)	(585)
(iii)/(iv)	Other items (2)	(138)	—	114
(v)	Tax effects of:	1,841	1,629	1,904
	– amortization of intangible assets	1,181	1,126	1,189
	– impairment of intangible assets	143	136	537
	– expenses arising from the impact of acquisitions on inventories	9	7	1
	– restructuring costs	462	360	196
	– other items	46	—	(19)
(iii)/(vi)	Other tax items (3)	—	106	221
(vii)	Share of items listed above attributable to non-controlling interests	3	1	—
(iii)	Expenses arising from the impact of the Merial acquisition (4)	(32)	(66)	(50)
(iii)/(iv)	Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures (5)	(58)	(27)	(28)
Net income attributable to equity holders of sanofi-aventis		5,467	5,265	3,851

(1) This line comprises the workdown of inventories remeasured at fair value at the acquisition date.
(2) Other items comprise :
– gain on sale of investment in Millennium			38
– reversals of/charges to provisions for risks	(138)		76
(3) Other tax items comprise :
– provisions for/settlements of tax disputes			221
– reversal of deferred taxes following ratification of the Franco-American Treaty		106

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

(5)   This line shows the portion of major restructuring costs incurred by associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill).

The most significant reconciliation items in the table above relate to the purchase accounting effect of our acquisitions, particularly the amortization and impairment of intangible assets. We believe that excluding these non-cash charges enhances an investor’s understanding of our underlying economic performance because we do not consider that the excluded charges reflect the combined entity’s ongoing operating performance. Rather, we believe that each of the excluded charges reflects the decision to acquire the businesses concerned.

The purchase-accounting effects on net income primarily relate to:

•	charges to cost of sales resulting from the workdown of acquired inventory that was written up to fair value, net of tax;

•	charges related to the impairment of goodwill; and

•	charges related to the amortization and impairment of intangible assets, net of tax and non-controlling interests.

We believe (subject to the limitations described below) that disclosing business net income enhances the comparability of our operating performance, for the following reasons:

•

the elimination of charges related to the purchase accounting effect of our acquisitions (particularly amortization and impairment of finite-lived intangible assets) enhances the comparability of our ongoing operating performance relative to our peers in the pharmaceutical industry that carry these intangible assets (principally patents and trademarks) at low book values either because they are the result of in-house research and development that has already been expensed in prior periods or because they were acquired through business combinations that were accounted for as poolings-of-interest;

•

the elimination of selected items, such as the increase in cost of sales arising from the workdown of inventories remeasured at fair value, gains and losses on disposals of non-current assets and costs and provisions associated with major litigation, improves comparability from one period to the next; and

•

the elimination of restructuring costs relating to the implementation of our transformation strategy enhances comparability because these costs are directly, and only, incurred in connection with transformation processes such as the rationalization of our research and development structures.

We remind investors, however, that business net income should not be considered in isolation from, or as a substitute for, net income attributable to equity holders of sanofi-aventis reported in accordance with IFRS. In addition, we strongly encourage investors and potential investors not to rely on any single financial measure but to review our financial statements, including the notes thereto, and our other publicly filed reports, carefully and in their entirety.

There are material limitations associated with the use of business net income as compared to the use of IFRS net income attributable to equity holders of sanofi-aventis in evaluating our performance, as described below:

•	The results presented by business net income cannot be achieved without incurring the following costs that the measure excludes:

•

Amortization of intangible assets. Business net income excludes the amortization charges related to intangible assets. Most of these amortization charges relate to intangible assets that we have acquired. Although amortization is a non-cash charge, it is important for investors to consider it because it represents an allocation in each reporting period of a portion of the purchase price that we paid for certain intangible assets that we have acquired through acquisitions. For example, in connection with our acquisition of Aventis in 2004, we paid an aggregate of €31,279 million for these amortizable intangible assets (which, in general, were to be amortized over their useful lives, which represented an average amortization period of eight years) and €5,007 million for in-progress research & development. A large part of our revenues could not be generated without owning acquired intangible assets.

•

Restructuring costs. Business net income does not reflect restructuring costs even though it does reflect the benefits of the optimization of our activities, such as our research and development activities, much of which we could not achieve in the absence of restructuring costs.

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

In determining the level of future dividend payments, and in analyzing dividend policy on the basis of business net income, our management intends to take into account the fact that many of the adjustments reflected in business net income have no effect on the underlying amount of cash available to pay dividends. However, although the adjustments relating to the elimination of the effect of the purchase accounting treatment of the Aventis acquisition and other acquisitions represent non-cash charges, the adjustments relating to restructuring costs represent significant cash charges in the periods following the closing of the acquisition.

This Item 5 contains a discussion and analysis of business net income on the basis of consolidated financial data. Because our business net income is not a standardized measure, it may not be comparable with the non-GAAP financial measures of other companies using the same or a similar non-GAAP financial measure.

Presentation of Net Sales

In the discussion below, we present our consolidated net sales for 2010, 2009 and 2008. We break down our net sales among various categories, including by business segment, product and geographic region. We refer to our consolidated net sales as “reported” sales.

In addition to reported sales, we analyze non-GAAP financial measures designed to isolate the impact on our net sales of currency exchange rates and changes in group structure.

When we refer to changes in our net sales “at constant exchange rates”, we exclude the effect of exchange rates by recalculating net sales for the current year using the exchange rates that were used for the previous year. See Note B.2 to our consolidated financial statements for further information relating to the manner in which we translate into euros transactions recorded in other currencies.

When we refer to our net sales on a “constant structure basis”, we eliminate the effect of changes in structure by restating the net sales for the previous period as follows:

•

by including sales from an entity or with respect to product rights acquired in the current period for a portion of the previous period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•	similarly, by excluding sales for a portion of the previous period when we have sold an entity or rights to a product in the current period; and

•	for a change in consolidation method, by recalculating the previous period on the basis of the method used for the current period.

A reconciliation of our reported net sales to our net sales at constant exchange rates and on a constant structure basis is provided at “— Results of Operations — Year Ended December 31, 2010 Compared with Year Ended December 31, 2009 — Net Sales” and at “— Results of Operations — Year Ended December 31, 2009 Compared with Year Ended December 31, 2008 — Net Sales” below.

Financial Presentation of Alliances

We have entered into a number of alliances for the development, co-promotion and/or co-marketing of our products. We believe that a presentation of our two principal alliances is useful to an understanding of our financial statements.

The financial impact of the alliances on the Company’s income statement is described in “— Results of Operations — Year Ended December 31, 2010 Compared with Year Ended December 31, 2009” and “— Year Ended December 31, 2009 Compared with Year Ended December 31, 2008”, in particular in “— Net sales”, “— Other Revenues”, “— Share of Profit/Loss of Associates and Joint Ventures” and “— Net Income Attributable to Non-Controlling Interests”.

Alliance Arrangements with Bristol-Myers Squibb

Our revenues, expenses and operating income are affected significantly by the presentation of our alliance with Bristol-Myers Squibb (BMS) in our consolidated financial statements.

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

•

Co-promotion. Under the co-promotion system, the products are marketed through the alliance arrangements (either by contractual arrangements or by separate entities) under a single brand name. The accounting treatment of the co-promotion agreement depends upon who has majority ownership and operational management in that territory, as discussed below.

The alliance arrangements include two royalty streams that are applied on a worldwide basis (excluding Japan and other opt out countries), regardless of the marketing system and regardless of which company has majority ownership and operational management:

•

Discovery Royalty. As inventor of the two molecules, we earn an adjustable discovery royalty on all Aprovel® / Avapro® / Karvea® / Avalide® and Plavix® / Iscover® sold in alliance countries regardless of the marketing system. The discovery royalty earned in territories under operational management of BMS is reflected in our consolidated income statement in “Other revenues.”

•

Development Royalty. In addition to the discovery royalty, we and BMS are each entitled to a development royalty related to certain know-how and other intellectual property in connection with sales of Aprovel® / Avapro® / Karvea® / Avalide® and Plavix® / Iscover®.

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

Territory under our operational management. In the territory under our operational management, the marketing arrangements and recognition of operations by the Group are as follows:

•

we use the co-promotion system for most of the countries in Western Europe for Aprovel® / Avapro® / Karvea® / Avalide® and Plavix® / Iscover® and for certain Asian countries for Plavix® / Iscover®. We record 100% of all alliance revenues and expenses in our consolidated financial statements. We also record, as selling and general expenses, payments to BMS for the cost of BMS’s personnel involved in the promotion of the products. BMS’s share of the operating income of the alliances is recorded as “non-controlling interests”;

•	we use the co-marketing system in Germany, Spain and Greece for both Aprovel® / Avapro® / Karvea® / Avalide® and Plavix® / Iscover® and in Italy for Aprovel® / Avapro® / Karvea® / Avalide®; and

•

we have the exclusive right to market Aprovel® / Avapro® / Karvea® / Avalide® and Plavix® / Iscover® in Eastern Europe, Africa, the Middle East, and certain Asian countries (excluding Japan); we have the exclusive right to market Aprovel® in Scandinavia and Ireland, and Plavix® in Malaysia.

Territory under BMS operational management. In the territory under BMS operational management, the marketing arrangements and recognition of operations by the Group are as follows:

•

we use the co-promotion system in the United States, Canada and Puerto Rico, where the products are sold through the alliances under the operational management of BMS. With respect to Avapro® (the brand name used in the United States for Aprovel®) and Plavix®, we record our share of the alliance’s operating income under “share of profit/loss of associates and joint ventures”. We also record payments from BMS for the cost of our personnel in connection with the promotion of the product as a deduction from our selling and general expenses;

•	we use the co-marketing system in Brazil, Mexico, Argentina and Australia for Plavix® / Iscover® and Aprovel® / Avapro® / Karvea® / Avalide® and in Colombia for Plavix® / Iscover®; and

•	we have the exclusive right to market the products in certain other countries of Latin America.

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

•

Co-promotion, whereby sales resources are pooled but only one of the two parties to the alliance agreement (sanofi-aventis or the Alliance Partner) invoices product sales. Co-promotion is carried out under contractual agreements and is not based on any specific legal entity. The Alliance Partner sells the product and incurs all of the related costs in France and Canada. This co-promotion scheme formerly included Germany, Belgium and Luxembourg until December 31, 2007, the Netherlands until March 31, 2008, and the United States and Puerto Rico until March 31, 2010. We recognize our share of revenues under the agreement in our income statement as a component of operating income in the line item “Other operating income”. Since April 1, 2010, we have received royalties from the Alliance Partner on sales made by the Alliance Partner in the United States and Puerto Rico. In the secondary co-promotion territories (the United Kingdom until December 31, 2008, Ireland, Sweden, Finland, Greece, Switzerland, Austria, Portugal and Australia), we sell the product and recognize all the revenues from sales of the product along with the corresponding expenses. The share due to the Alliance Partner is recognized in “Cost of sales”;

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

Further to the termination of an ancillary supply agreement by Warner Chilcott, sanofi-aventis and Warner Chilcott have begun negotiations on the future of their alliance arrangements.

Impact of Exchange Rates

We report our consolidated financial statements in euros. Because we earn a significant portion of our revenues in countries where the euro is not the local currency, our results of operations can be significantly affected by exchange rate movements between the euro and other currencies, primarily the U.S. dollar and, to a lesser extent, the Japanese yen, and currencies in emerging countries. We experience these effects even though certain of these countries do not account for a large portion of our net sales. In 2010, we earned 29.5% of our net sales in the United States. A decrease in the value of the U.S. dollar against the euro has a negative impact on our revenues, which is not offset by an equal reduction in our costs and therefore negatively affects our operating income. A decrease in the value of the U.S. dollar has a particularly significant impact on our operating income, which is higher in the United States than elsewhere, and on the contribution to net income of our alliance with BMS in the United States, which is under the operational management of BMS, as described at “— Financial Presentation of Alliances — Alliance arrangements with Bristol-Myers Squibb” above.

For a description of positions entered into to manage operational foreign exchange risks as well as our hedging policy, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”, and “Item 3. Key Information — D. Risk Factors — Risks Related to Financial Markets — Fluctuations in currency exchange rates could adversely affect our results of operations and financial condition”.

Divestments

There were no material divestments in 2010, 2009 or 2008.

Acquisitions

•	The principal acquisitions during 2010 are described below:

In February 2010, sanofi-aventis acquired the U.S.-based company Chattem, Inc. (Chattem) by successfully completing a cash tender offer. Chattem is a major consumer health player in the United States, producing and distributing branded consumer health products, toiletries and dietary supplementes accross various market segments. Chattem will manage the Allegra® brand, and act as the platform for sanofi-aventis over-the-counter and consumer health products in the United States. As of December 31, 2010, sanofi-aventis held 100% of Chattem’s share capital. See Note D.1. to our consolidated financial statements included at Item 18 of this annual report.

In April 2010, sanofi-aventis acquired a controlling interest in the capital of Bioton Vostok, a Russian insulin manufacturer. Under the terms of the agreement, put options were granted to non-controlling interests. See Note D.18. to our consolidated financial statements included at Item 18 of this annual report.

In May 2010, sanofi-aventis formed a new joint venture with Nichi-Iko Pharmaceuticals Co., Ltd. (Nichi-Iko), a leading generics company in Japan, to expand generics activities in the country. In addition to forming this joint venture, sanofi-aventis took a 4.66% equity interest in the capital of Nichi-Iko.

In June 2010, sanofi-aventis acquired 100% of the share capital of Canderm Pharma Inc. (Canderm), a privately-held leading Canadian skincare company distributing cosmeceuticals and dermatological products. Canderm generated net sales of 24 million Canadian dollars in 2009.

In July 2010, sanofi-aventis acquired 100% of the share capital of TargeGen, Inc. (TargeGen), a U.S. biopharmaceutical company developing small molecule kinase inhibitors for the treatment of certain forms of leukemia, lymphoma and other hematological malignancies and blood disorders. An upfront payment of $75 million was made on completion of the transaction. Future milestone payments may be made at various stages in the development of TG 101348, TargeGen’s principal product candidate. The total amount of payments (including the upfront payment) could reach $560 million. See Note D.1. and Note D.18. to our consolidated financial statements included at Item 18 of this annual report.

In August 2010, sanofi-aventis acquired 100% of the share capital of Nepentes S.A. (Nepentes), a Polish manufacturer of pharmaceuticals and dermocosmetics, for a consideration of PLN 425 million (€106 million).

In October 2010, sanofi pasteur acquired 100% of the share capital of VaxDesign Corporation (VaxDesign), a privately-held U.S. biotechnology company which has developed a technology reproducing in vitro models of the human immune system, that can be used to select the best candidate vaccines at the pre-clinical stage. Under the terms of the agreement, an upfront payment of $55 million was made upon closing of the transaction, and a further $5 million will be payable upon completion of a specified development milestone.

In October 2010, sanofi-aventis acquired a 60% equity interest in the Chinese consumer healthcare company Hangzhou Sanofi Minsheng Consumer Healthcare Co. Ltd, in partnership with Minsheng Pharmaceutical Co., Ltd (“Minsheng”). Minsheng was also granted a put option over the remaining shares not held by sanofi-aventis. See Note D.18. to our consolidated financial statements included at Item 18 of this annual report.

In October 2010, sanofi-aventis and BMP Sunstone Corporation (BMP Sunstone) signed an agreement pursuant to which sanofi-aventis acquired 100% of the share capital of BMP Sunstone on February 24, 2011 for $521 million.

•	The principal acquisitions during 2009 are described below:

On September 17, 2009, and further to the agreement signed on July 29, 2009, sanofi-aventis completed the acquisition of the interest held by Merck & Co., Inc. (Merck) in Merial Limited (Merial) for consideration of $4 billion in cash. Founded in 1997, Merial was previously held jointly (50/50) by Merck and sanofi-aventis, and is now 100% held by sanofi-aventis. Merial is one of the world’s leading animal health companies, with annual sales of $2.6 billion in 2009 and 2010. With effect from September 17, 2009, sanofi-aventis has held 100% of the shares of Merial and has exercised exclusive control over the company. In accordance with IAS 27, Merial is accounted for by the full consolidation method in the consolidated financial statements of sanofi-aventis.

In connection with the agreement signed on July 29, 2009, sanofi-aventis also signed an option contract giving it the possibility, once the Merck/Schering-Plough merger is complete, to combine the Merck-owned Intervet/Schering-Plough Animal Health business with Merial in a joint venture to be held 50/50 by Merck and sanofi-aventis. The terms of the option contract set a value of $8 billion for Merial. The minimum total value received by Merck and its subsidiaries in consideration for the transfer of Intervet/Schering-Plough to the combined entity would be $9.25 billion, comprising a minimum value of $8.5 billion for Intervet/Schering-Plough (subject to potential upward revision after valuations performed by the two parties) and additional consideration of $750 million. An additional balancing payment of $250 million will be made to establish 50/50 parity between Merck and sanofi-aventis in the combined entity.

Because of the high probability of the option being exercised as of year end 2009, Merial was treated as an asset held for sale or exchange pursuant to IFRS 5 as of December 31, 2009. On March 8, 2010, sanofi-aventis did in fact exercise its contractual right to combine the Intervet/Schering-Plough Animal Health business with Merial. In addition to execution of final agreements, formation of the new animal health joint venture remains subject to antitrust review in the United States, Europe and other countries, and other customary closing conditions. Due to the probable formation of the joint venture with Merck in 2011, Merial was still treated as an asset held for sale or exchange pursuant to IFRS 5 as of December 31, 2010. Detailed information about the impact of Merial on the consolidated financial statements of sanofi-aventis is provided in Note D.1. and Note D.8.1. to our consolidated financial statements included at Item 18 of this annual report.

On March 11, 2009, sanofi-aventis successfully closed its offer for Zentiva N.V. (Zentiva). As of December 31, 2009, sanofi-aventis held about 99.1% of Zentiva’s share capital. Following the buyout of the remaining non-controlling interests, sanofi-aventis held 100% of Zentiva’s share capital as of December 31, 2010. The purchase price was €1,200 million, including acquisition-related costs. See Note D.1. to our consolidated financial statements included at Item 18 of this annual report.

On March 31, 2009, sanofi-aventis acquired Laboratorios Kendrick, one of Mexico’s leading manufacturers of generics, with sales of approximately €26 million in 2008.

On April 27, 2009, sanofi-aventis acquired a 100% equity interest in Medley, the third largest pharmaceutical company in Brazil and a leading generics company in that country. The purchase price, based on an enterprise value of €500 million, was €348 million inclusive of acquisition-related costs. See Note D.1. to our consolidated financial statements included at Item 18 of this annual report.

On April 27, 2009 sanofi-aventis acquired 100% of BiPar Sciences, Inc. (BiPar), a U.S. biopharmaceutical company developing novel tumor-selective approaches for the treatment of different types of cancers. BiPar is the leading company in the emerging field of DNA (deoxyribonucleic acid) repair using Poly ADP-Ribose Polymerase (PARP) inhibitors. The purchase price was contingent on the achievement (regarded as probable) of milestones related to the development of BSI-201, and could reach $500 million. See Note D.1. and Note D.18. to our consolidated financial statements included at Item 18 of this annual report.

In July 2009, sanofi-aventis completed the acquisition of 100% of the share capital of Helvepharm, a Swiss generics company.

In August 2009, sanofi-aventis took control of Shantha Biotechnics (Shantha), a vaccines company based in Hyderabad (India). As of December 31, 2010, sanofi-aventis held approximately 96.4% of Shantha. The purchase price allocation led to the recognition of intangible assets (excluding goodwill) worth €374 million. See Note D.1. to our consolidated financial statements included at Item 18 of this annual report.

On October 30, 2009, sanofi-aventis acquired 100% of the share capital of Fovea Pharmaceuticals SA., a privately-held French biopharmaceutical research and development company specializing in ophthalmology. The purchase consideration was contingent on milestone payments of up to €280 million linked to the development of three clinical compounds. See Notes D.1. and D.18. to our consolidated financial statements included at Item 18 of this annual report.

On November 30, 2009, sanofi-aventis completed the acquisition of 100% of the share capital of Laboratoire Oenobiol, one of France’s leading players in health and beauty dietary supplements.

•	The principal acquisitions during 2008 are described below:

On September 1, 2008, sanofi-aventis completed the acquisition of the Australian company Symbion CP Holdings Pty Ltd (Symbion Consumer) for AUD560 million. Symbion Consumer manufactures, markets and distributes nutraceuticals (vitamins and mineral supplements) and over-the-counter brands throughout Australia and New Zealand. Symbion Consumer has a portfolio of brands including Natures Own®, Cenovis®, Bio-organics®, Golden Glow® and Microgenics®.

On September 25, 2008, sanofi-aventis completed the acquisition of 100% of the share capital of Acambis plc (Acambis) for £285 million. Acambis became Sanofi Pasteur Holding Ltd, a wholly-owned subsidiary of Sanofi Pasteur Holding SA. This company develops novel vaccines that address unmet medical needs or substantially improve current standards of care. Sanofi Pasteur and Acambis had been developing vaccines in a successful partnership of more than a decade: Acambis was conducting major projects under exclusive collaboration agreements with sanofi pasteur, for vaccines against dengue fever and Japanese encephalitis.

Results of Operations

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

The consolidated income statements for the years ended December 31, 2010 and December 31, 2009 break down as follows:

(under IFRS) (€ million)	2010	as % of net sales	2009	as % of net sales
Net sales	30,384	100.0%	29,306	100.0%
Other revenues	1,651	5.4%	1,443	4.9%
Cost of sales	(8,717)	(28.7%)	(7,880)	(26.9%)
Gross profit	23,318	76.7%	22,869	78.0%
Research & development expenses	(4,401)	(14.5%)	(4,583)	(15.6%)
Selling & general expenses	(7,567)	(24.9%)	(7,325)	(25.0%)
Other operating income	359		866
Other operating expenses	(276)		(481)
Amortization of intangible assets	(3,529)		(3,528)
Impairment of intangible assets	(433)		(372)
Restructuring costs	(1,372)		(1,080)
Gains and losses on disposals, and litigation	(138)		—
Operating income	5,961	19.6%	6,366	21.7%
Financial expenses	(467)		(324)
Financial income	105		24
Income before tax and associates and joint ventures	5,599	18.4%	6,066	20.7%
Income tax expense	(1,242)		(1,364)
Share of profit/loss of associates and joint ventures	978		814
Net income excluding the held-for-exchange Merial business (1)	5,335	17.6%	5,516	18.8%
Net income from the held-for-exchange Merial business (1)	386		175
Net income	5,721	18.8%	5,691	19.4%
Net income attributable to non-controlling interests	254		426
Net income attributable to equity holders of sanofi-aventis	5,467	18.0%	5,265	18.0%
Average number of shares outstanding (million)	1,305.3		1,305.9
Average number of shares outstanding after dilution (million)	1,308.2		1,307.4
Basic earnings per share (in euros)	4,19		4.03
Diluted earnings per share (in euros)	4.18		4.03

(1)

Reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations). For the other disclosures required under IFRS 5, refer to Note D.8. to our consolidated financial statements included at Item 18 of this annual report.

Net Sales

Net sales for the year ended December 31, 2010 were €30,384 million, up 3.7% on 2009. Exchange rate movements — principally the appreciation of the U.S. dollar and the yen against the euro — had a favorable effect of 4.5 points. At constant exchange rates, and after taking account of changes in structure (mainly the consolidation of Zentiva from the second quarter of 2009, and of Chattem from the first quarter of 2010), net sales fell by 0.8% year-on-year. On a constant structure basis and at constant exchange rates, organic net sales were down 2.7%.

The following table sets forth a reconciliation of our reported net sales for the years ended December 31, 2010 and December 31, 2009 to our net sales at constant exchange rates and net sales on a constant structure basis.

(€ million)	2010	2009	Change (%)
Net sales	30,384	29,306	+3.7%
Effect of exchange rates	(1,319)
Net sales at constant exchange rates	29,065	29,306	-0.8%
Effect of changes in structure		561
Net sales on a constant structure basis and at constant exchange rates	29,065	29,867	-2.7%

Our net sales are generated by our two principal operating segments: Pharmaceuticals and Human Vaccines (Vaccines). We do not consolidate net sales from our Animal Health business; instead, Merial’s contribution to net income is reported separately on the line “Net income from the held-for-exchange Merial business”, in accordance with IFRS 5 (see Note D.8. to our consolidated financial statements included at Item 18 of this annual report).

The following table breaks down our 2010 and 2009 net sales by business segment:

(€ million)	2010 Reported	2009 Reported	Change on a reported basis (%)	Change at constant exchange rates (%)	Change on a constant structure basis and at constant exchange rates (%)
Pharmaceuticals	26,576	25,823	+2.9%	-1.6%	-3.6%
Vaccines	3,808	3,483	+9.3%	+4.8%	+3.8%
Total	30,384	29,306	+3.7%	-0.8%	-2.7%

Net Sales by Product — Pharmaceuticals

Net sales generated by our Pharmaceuticals segment were €26,576 million in 2010, up 2.9% on a reported basis but down 1.6% at constant exchange rates.

Flagship Products

Our flagship products (Lantus® and other Diabetes division products, Lovenox®, Plavix®, Taxotere®, Aprovel®/CoAprovel®, Eloxatine®, Multaq® and Jevtana®) are discussed below. Sales of Plavix® and Aprovel® are discussed further below under “— Worldwide Presence of Plavix® and Aprovel®”.

Net sales for the Diabetes division came to €4,298 million, up 9.2% at constant exchange rates, driven by growth for Lantus®, Apidra® and Amaryl®.

Lantus®, the world’s leading insulin brand (source: IMS 2010 sales), posted a 9.1% rise in net sales at constant exchange rates in 2010 to €3,510 million. Growth was strong in Emerging Markets (18.2% at constant exchange rates), but slowed in the United States (7.4% at constant exchange rates) due to healthcare reforms, despite higher sales of the SoloSTAR® injection pen. Lantus® achieved particularly strong growth at constant exchange rates in Japan (32.3%), Russia (25.9%), and Brazil (30.6%).

Net sales of the rapid-acting insulin analog Apidra® advanced by 24.1% at constant exchange rates in 2010 to €177 million, buoyed by solid performances in Western Europe (21.8% growth) and Emerging Markets (37.5% growth).

Lovenox®, the leading anti-thrombotic in the United States, Germany, France, Italy, Spain and the United Kingdom (source: IMS 2010 sales), saw net sales fall by 10.5% at constant exchange rates in 2010 to €2,806 million. In the United States, sales fell by 22.7% to €1,439 million following the introduction of a generic version of enoxaparin at the end of July 2010. As of the date of this document, we are aware of only one U.S. generic approved by the FDA although other ANDAs have been submitted. Excluding the United States, net sales were up 7.8% at constant exchange rates at €1,367 million (representing 48.7% of wordlwide 2010 sales of Lovenox®), with good performances in Western Europe (up 7.3%) and Eastern Europe (up 14.0%).

Taxotere® reported net sales of €2,122 million, down 6.4% at constant exchange rates. The drop in sales came in the United States and Western Europe, where the patents expired in November 2010. Generic docetaxel became available throughout Western Europe by November 2010. In the United States, distributors commenced a work down of Taxotere® inventories in late 2010 in anticipation of the expected arrival of generic docetaxel in 2011. However, the product saw modest growth in Emerging Markets and in the Other Countries region (1.4% and 2.5% respectively).

Net sales of Eloxatine® fell by 58.8% at constant exchange rates in 2010 to €427 million, hit by competition from generics. Following a court ruling, generics manufacturers have been under order to stop selling their unauthorized Eloxatin® generics in the U.S. market since June 30, 2010. Sun Pharmaceuticals has appealed this decision (see Note D.22.b) to our consolidated financial statements included at Item 18 of this annual report). The workdown of existing inventories of generics impaired our Eloxatine® sales performance in the second half of 2010.

Multaq®, which began to be marketed at the end of 2009, reported net sales of €172 million, mainly in the United States. The product is now available in over 20 countries, and further launches are ongoing.

Jevtana®, which has been available in the U.S. market since July 2010, registered net sales of €82 million in 2010.

Our other major products are described below.

Net sales of the hypnotic Stilnox®/Ambien®/Myslee® fell by 10.9% at constant exchange rates to €819 million. In the United States, net sales were €443 million (including €375 million for Ambien® CR), down 21.6% at constant exchange rates, following FDA approval of a generic version of Ambien® CR in October 2010; we responded by launching our own generic version in the United States. In Japan, Myslee®, the leading hypnotic on the market (source: IMS 2010 sales), again performed well, with net sales up 14.5% at constant exchange rates at €247 million.

Allegra® reported a 22.4% drop in net sales (at constant exchange rates) to €607 million, due to the effect of generics of Allegra® D-12, which have been available on the U.S. market since the end of 2009. Sales in Japan were down 2.0% at constant exchange rates, at €356 million.

Net sales of Copaxone®, generated mainly in Western Europe, grew by 8.4% at constant exchange rates to €513 million.

The Consumer Health Care business posted year-on-year growth of 45.7% at constant exchange rates to €2,217 million, driven by Emerging Markets where net sales rose by 44.4% at constant exchange rates to €1,050 million. These figures consolidate the consumer health products of Zentiva from April 2009, Oenobiol from December 2009, Chattem from February 2010, and Nepentes from August 2010. On a constant structure basis and at constant exchange rates, the division achieved sales growth of 6.9%, driven by Emerging Markets.

The Generics business reported 2010 net sales of €1,534 million, up 41.5% at constant exchange rates. Growth was driven by Emerging Markets, due to the acquisition and consolidation of Zentiva and Kendrick (from April 2009) and Medley (from May 2009), and by the United States, following the launch of our generic version of Ambien®CR. On a constant structure basis and at constant exchange rates, the Generics division advanced by 18.5%, driven by Emerging Markets.

Net sales of the other products in the portfolio were flat year-on-year at €6,064 million (up 0.3% on a constant structure basis and at constant exchange rates). For a description of our other pharmaceutical products, see “Item 4. Information on the Company — B. Business Overview — Pharmaceutical Products.”

The following table breaks down our 2010 and 2009 net sales for the Pharmaceuticals business by product:

(€ million) Product	Indication	2010 Reported	2009 Reported	Change on a reported basis (%)	Change at constant exchange rates (%)	Change on a constant structure basis and at constant exchange rates (%)
Lantus®	Diabetes	3,510	3,080	+14.0%	+9.1%	+9.1%
Apidra®	Diabetes	177	137	+29.2%	+24.1%	+24.1%
Amaryl®	Diabetes	478	416	+14.9%	+7.7%	+7.7%
Insuman®	Diabetes	133	131	+1.5%	+1.5%	+1.5%
Sub-total: Diabetes		4,298	3,764	+14.2%	+9.2%	+9.2%
Lovenox®	Thrombosis	2,806	3,043	-7.8%	-10.5%	-10.5%
Plavix®	Atherothrombosis	2,083	2,623	-20.6%	-24.6%	-24.6%
Taxotere®	Breast, lung, prostate, stomach, and head & neck cancer	2,122	2,177	-2.5%	-6.4%	-6.4%
Aprovel®/CoAprovel®	Hypertension	1,327	1,236	+7.4%	+4.2%	+4.2%
Eloxatine®	Colorectal cancer	427	957	-55.4%	-58.8%	-58.8%
Multaq®	Atrial fibrillation	172	25	+588.0%	+560.0%	+560.0%
Jevtana®	Prostate cancer	82	—	—	—	—
Stilnox®/Ambien® /Myslee®	Sleep disorders	819	873	-6.2%	-10.9%	-10.8%
Allegra®	Allergic rhinitis, urticaria	607	731	-17.0%	-22.4%	-18.5%
Copaxone®	Multiple sclerosis	513	467	+9.9%	+8.4%	+11.0%
Tritace®	Hypertension	410	429	-4.4%	-7.2%	-5.2%
Dépakine®	Epilepsy	372	329	+13.1%	+7.6%	+7.6%
Xatral®	Benign prostatic hypertrophy	296	296	0.0%	-3.4%	-3.1%
Actonel®	Osteoporosis, Paget’s disease	238	264	-9.8%	-16.3%	-16.3%
Nasacort®	Allergic rhinitis	189	220	-14.1%	-16.8%	-16.8%
Other products		6,064	5,947	+2.0%	-1.9%	+0.3%
Consumer Health Care		2,217	1,430	+55.0%	+45.7%	+6.9%
Generics		1,534	1,012	+51.6%	+41.5%	+18.5%
Total pharmaceuticals		26,576	25,823	+2.9%	-1.6%	-3.6%

The following table breaks down net sales of our Pharmaceutical business products by geographical region in 2010:

(€ million) Product	Western Europe*	Change at constant exchange rates	United States		Change at constant exchange rates	Emerging Markets**	Change at constant exchange rates	Other countries***	Change at constant exchange rates
Lantus®	684	+5.3%	2,134		+7.4%	508	+18.2%	184	+25.2%
Apidra®	68	+21.8%	62		+11.1%	35	+37.5%	12	+150.0%
Amaryl ®	42	-17.6%	6		-33.3%	222	+21.7%	208	+3.3%
Insuman®	108	-0.9%	—		—	25	+19.0%	—	-100.0%
Sub-total: Diabetes	902	+4.2%	2,202		+7.4%	790	+20.0%	404	+13.7%
Lovenox®	782	+7.3%	1,439		-22.7%	499	+6.9%	86	+19.4%
Plavix®	641	-53.9%	213	ª	-4.1%	648	+0.7%	581	+25.4%
Taxotere®	709	-10.6%	786		-8.0%	394	+1.4%	233	+2.5%
Aprovel®/CoAprovel®	825	-5.0%	39	ª	+457.1%	358	+8.3%	105	+67.3%
Eloxatine®	46	-42.9%	172		-76.4%	150	-9.8%	59	+4.0%
Multaq®	39	—	128		—	2	—	3	—
Jevtana®	—	—	82		—	—	—	—	—
Stilnox®/Ambien® /Myslee®	55	-8.3%	443		-21.6%	68	+5.0%	253	+13.6%
Allegra®	16	-5.9%	147		-53.6%	88	+17.4%	356	-3.2%
Copaxone®	482	+9.1%	—		—	13	-13.3%	18	+7.7%
Tritace®	189	-4.1%	—		—	191	-2.6%	30	-41.9%
Depakine®	148	+2.1%	—		—	209	+12.0%	15	+9.1%
Xatral®	66	-14.3%	155		+2.7%	70	+0.0%	5	-50.0%
Actonel®	104	-23.5%	—		—	93	-12.4%	41	+3.2%
Nasacort®	28	-3.4%	130		-20.3%	26	-10.7%	5	-20.0%
Other products	2,649	-2.3%	652		+3,3%	2,052	+0.4%	711	-10.9%
Consumer Health Care	630	+1.1%	320		—	1,050	+44.4%	217	+31.3%
Generics	404	+11.1%	102		—	988	+42.8%	40	+61.9%
Total pharmaceuticals	8,715	-8.5%	7,010		-7,5%	7,689	+11.9%	3,162	+6.9%

*	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.
**	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.
***	Japan, Canada, Australia and New Zealand.
ª	Sales of active ingredient to the entity majority-owned by BMS in the United States.

Net Sales — Human Vaccines (Vaccines)

In 2010, the Vaccines segment reported net sales of €3,808 million, up 4.8% at constant exchange rates and 9.3% on a reported basis. Growth was driven by sales of seasonal influenza vaccines (€845 million, versus €597 million in 2009). Sales of pandemic influenza vaccines (mainly against the A/H1N1 virus) were flat; excluding their impact, growth for the Vaccines segment reached 5.5% at constant exchange rates.

Although the Vaccines segment saw net sales fall in Western Europe and the United States (by 15.6% and 11.5% at constant exchange rates, respectively), the effect was amply offset by strong growth in Emerging Markets and in the Other Countries region (of 46.2% and 23.0% at constant exchange rates, respectively).

Net sales of influenza vaccines rose by 18.7% at constant exchange rates to €1,297 million in 2010, boosted by the performance of the Fluzone® seasonal influenza vaccine in the U.S. market. Excluding pandemic influenza vaccines (net sales of €452 million, flat year-on-year), growth reached 33.3% at constant exchange rates.

Polio/Pertussis/Hib vaccines net sales fell by 2.9% (at constant exchange rates) to €984 million, reflecting a decline in sales of Pentacel® (down 11.4% at €317 million at constant exchange rates) but also the performance of Pentaxim® (up 43.9% at €190 million at constant exchange rates).

Meningitis/Pneumonia vaccines generated net sales of €527 million, down 6.7% at constant exchange rates, mainly due to a reduction in catch-up vaccination programs with the Menactra® quadrivalent meningococcal meningitis vaccine in the United States.

Net sales of Adult booster vaccines reached €449 million (up 4.7% at constant exchange rates), driven by Adacel® (€301 million, up 6.1% at constant exchange rates).

Net sales of Travel and other endemics Vaccines rose by 15.7% at constant exchange rates to €382 million, mainly due to growth in anti-rabies vaccines.

The following table presents the 2010 sales of our Vaccines activity by range of products:

(€ million)	2010 Reported	2009 Reported	Change on a reported basis (%)	Change at constant exchange rates (%)
Influenza Vaccines (including Vaxigrip® and Fluzone®)	1,297	1,062	+22.1%	+18.7%
— of which seasonal influenza vaccines	845	597	+41.5%	+33.3%
— of which pandemic influenza vaccines	452	465	-2.8%	+0.0%
Polio/Pertussis/Hib Vaccines (including Pentacel® and Pentaxim®)	984	968	+1.7%	-2.9%
Meningitis/Pneumonia Vaccines (including Menactra®)	527	538	-2.0%	-6.7%
Adult Booster Vaccines (including Adacel®)	449	406	+10.6%	+4.7%
Travel and Other Endemics Vaccines	382	313	+22.0%	+15.7%
Other Vaccines	169	196	+13.8%	-18.4%
Total Vaccines	3,808	3,483	+9.3%	+4.8%

The following table presents the 2010 sales of our Vaccines business by range of products and by region:

(€ million)	Western Europe* Reported	Change at constant exchange rates	United States Reported	Change at constant exchange rates	Emerging Markets** Reported	Change at constant exchange rates	Other countries*** Reported	Change at constant exchange rates
Influenza Vaccinesª (inc. Vaxigrip® and Fluzone®)	128	-7.9%	528	-20.2%	618	+116.4%	23	+5.6%
Polio/Pertussis.Hib Vaccines (inc. Pentacel® and Pentaxim®)	61	-16.2%	470	-14.6%	384	+11.4%	69	+56.4%
Meningitis/Pneumonia Vaccines (inc. Menactra®)	5	-54.5%	407	-11.4%	101	+25.6%	14	+0.0%
Adult Booster Vaccines (inc. Adacel®)	54	-3.6%	345	+5.2%	33	+32.0%	17	-20.0%
Travel and Other Endemics Vaccines	18	+20.0%	80	+11.6%	235	+15.8%	49	+21.2%
Other Vaccines	16	-63.2%	128	-10.4%	15	+0.0%	10	+22.2%
Total Vaccines	282	-15.6%	1,958	-11.5%	1,386	+46.2%	182	+23.0%

*	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.
**	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.
***	Japan, Canada, Australia and New Zealand.
ª	Seasonal and pandemic influenza vaccines.

In addition to the Vaccines activity reflected in our consolidated net sales, sales at Sanofi Pasteur MSD, our joint venture with Merck & Co., Inc. in Western Europe, amounted to €918 million, down 18.9% on a reported basis. Sales of Gardasil®, a vaccine that prevents papillomavirus infections (a cause of cervical cancer), totaled €263 million in 2010, compared with €395 million in 2009. This fall of 33.5% was mainly due to a reduction in catch-up vaccination programs.

Sales generated by Sanofi Pasteur MSD are not included in our consolidated net sales.

Net Sales — Animal Health

The Animal Health business is conducted through Merial, which has been a wholly-owned subsidiary of sanofi-aventis since September 18, 2009. In March 2010, we exercised our option to combine Merial and Intervet/Schering-Plough in a new 50/50 joint venture with Merck in 2011. Consequently, Merial’s profit contribution is reported on the line “Net income from the held-for-exchange Merial business”, in accordance with IFRS 5 (see Note D.8. to our consolidated financial statements included at Item 18 of this annual report), and Merial’s net sales are not consolidated by sanofi-aventis.

Merial generated net sales of $2,635 million in 2010, up 2.6% at constant exchange rates and 3.2% on a reported basis. Net sales for the companion animals franchise increased by 1.4% at constant exchange rates (1.7% on a reported basis) to $1,707 million, as growth for the Frontline® range in the United States more than offset the impact of generics of Frontline® in Europe. The production animals franchise performed well, growing by 5.0% at constant exchange rates (6.1% on a reported basis) to $928 million.

($ million)	2010 Reported	2009 Reported	Change at constant exchange rates
Frontline® and other fipronil-based products	1,027	996	+2.4%
Vaccines	837	794	+5.5%
Avermectin	473	475	-2.8%
Other	298	289	+4.8%
Total	2,635	2,554	+2.6%

Net Sales by Geographic Region

We divide our sales geographically into four regions: Western Europe, the United States, Emerging Markets and other countries. The following table breaks down our 2010 and 2009 net sales by region:

(€ million)	2010 Reported	2009 Reported	Change on a Reported basis	Change at constant exchange rates
Western Europe*	8,997	9,793	-8.1%	-8.8%
United States	8,968	9,426	-4.9%	-8.4%
Emerging Markets**	9,075	7,356	+23.4%	+16.3%
Of which Eastern Europe and Turkey	2,612	2,266	+15.3%	+10.0%
Of which Asia (excl. Pacific region***)	1,983	1,610	+23.2%	+14.2%
Of which Latin America	2,735	1,913	+43.0%	+32.4%
Of which Africa	846	775	+9.2%	+4.0%
Of which Middle East	789	647	+21.9%	+19.6%
Other Countries****	3,344	2,731	+22.4%	+7.7%
Of which Japan	2,225	1,844	+20.7%	+9.1%
Total	30,384	29,306	+3.7%	-0.8%

*	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.
**	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.
***	Japan, Australia and New Zealand.
****	Japan, Canada, Australia and New Zealand.

Western Europe saw net sales fall by 8.8% at constant exchange rates in 2010 to €8,997 million, hit by competition from generics of Plavix® and Taxotere®, and by price pressure from the healthcare authorities.

In the United States, net sales were 8.4% lower at constant exchange rates at €8,968 million (11.1% lower on a constant structure basis and at constant exchange rates), reflecting the arrival of generic competition for Lovenox® and Ambien® CR, plus the workdown of inventories of generic versions of Eloxatine® during the second half of 2010 and the effects of healthcare reform. These figures include net sales generated by Chattem from February 2010.

Emerging Markets net sales were €9,075 million, representing robust growth of 16.3% at constant exchange rates. This performance reflected solid organic growth (13.2% on a constant structure basis and at constant exchange rates), and the impact of acquisitions (primarily Zentiva in Eastern Europe and Medley in Brazil). Emerging Markets accounted for 29.9% of total consolidated net sales in 2010. The main growth drivers were Latin America, Russia and China, which achieved growth at constant exchange rates of 32.4% (to €2,735 million), 19.9% (to €654 million) and 23.6% (to €667 million), respectively. In Latin America (primarily Brazil and Mexico), growth was fueled by sales of influenza vaccines, which virtually trebled (189% growth).

In the Other Countries region, net sales rose by 7.7% at constant exchange rates to €3,344 million. Net sales in Japan reached €2,225 million, up 9.1% at constant exchange rates, thanks largely to the success of Plavix® and the performance of the Vaccines business.

Worldwide Presence of Plavix® and Aprovel®

Two of our leading products — Plavix® and Aprovel® — were discovered by sanofi-aventis and jointly developed with Bristol-Myers Squibb (“BMS”) under an alliance agreement. In all territories except Japan, these products are sold either by sanofi-aventis or by BMS in accordance with the terms of this alliance agreement which is described in “— Financial Presentation of Alliances — Alliance arrangements with Bristol-Myers Squibb” above.

Worldwide sales of these two products are an important indicator because they facilitate a financial statement user’s understanding and analysis of our consolidated income statement, particularly in terms of understanding our overall profitability in relation to consolidated revenues, and also facilitate a user’s ability to understand and assess the effectiveness of our research and development efforts.

Also, disclosing sales made by BMS of these two products enables the users to have a clearer understanding of trends in different lines of our income statement, in particular the lines “Other revenues”, where we record royalties received on those sales (see “— Other Revenues”); “Share of profit/loss of associates and joint ventures” (see “— Share of Profit/Loss of Associates and Joint Ventures”), where we record our share of profit/loss of entities included in the BMS Alliance and under BMS operational management; and “Net income attributable to non-controlling interests” (see “— Net Income Attributable to Non-Controlling Interests”), where we record the BMS share of profit/loss of entities included in the BMS Alliance and under our operational management.

The table below sets forth the worldwide sales of Plavix® and Aprovel® in 2010 and 2009, by geographic region:

(€ million)	2010			2009			Change on a reported basis	Change at constant exchange rates
	sanofi- aventis (2)	BMS (3)	Total	sanofi- aventis (2)	BMS (3)	Total
Plavix®/Iscover ® (1)
Europe	724	98	822	1,443	161	1,604	-48.8%	-49.2%
United States	—	4,626	4,626	—	4,026	4,026	+14.9%	+10.8%
Other countries	1,165	282	1,447	897	255	1,152	+25.6%	+13.7%
Total	1,889	5,006	6,895	2,340	4,442	6,782	+1.7%	-2.9%
Aprovel®/Avapro® /Karvea®/Avalide® (4)
Europe	789	158	947	810	172	982	-3.6%	-4.4%
United States	—	482	482	—	524	524	-8.0%	-10.4%
Other countries	411	216	627	314	192	506	+23.9%	+13.5%
Total	1,200	856	2,056	1,124	888	2,012	+2.2%	-1.5%

(1)	Plavix® is marketed under the trademarks Plavix® and Iscover®.
(2)	Net sales of Plavix® consolidated by sanofi-aventis, excluding sales to BMS (€273 million in 2010 and €311 million in 2009).
(3)	Translated into euros by sanofi-aventis using the method described in Note B.2. “Foreign currency translation” to our consolidated financial statements included at Item 18 in this annual report.
(4)	Aprovel® is marketed under the trademarks Aprovel®, Avapro®, Karvea® and Avalide®.
(5)	Net sales of Aprovel® consolidated by sanofi-aventis, excluding sales to BMS (€129 million in 2010 and €113 million in 2009).

In the United States, sales of Plavix®/Iscover® (consolidated by BMS) grew by a robust 10.8% in 2010 to €4,626 million. Plavix® continued to perform well in Japan and China, where sales grew respectively by 37.1% (to €520 million) and by 36.6% (to €216 million) at constant exchange rates. These performances to some extent cushioned the effect of the decline in European sales of Plavix® (down 49.2% at constant exchange rates) caused by competition from generics.

Worldwide sales of Aprovel®/Avapro®/Karvea®/Avalide® were €2,056 million in 2010, down 1.5% at constant exchange rates. The performance in the Other Countries region, lifted by sales of active ingredient to our alliance partners in Japan, partially offset the drop in sales in the United States and Europe, where net sales fell by 10.4% and 4.4% respectively at constant exchange rates. At the end of 2010, sales were impacted by a voluntary recall of certain lots of Avalide® (irbesartan-hydrochlorothiazide) by Bristol-Myers Squibb and sanofi-aventis from the U.S., Puerto Rican, Canadian, Mexican and Argentinean markets.

Other Revenues

Other revenues, which mainly comprise royalty income under licensing agreements contracted in connection with ongoing operations, totaled €1,651 million in 2010, 14.4% higher than the 2009 figure of €1,443 million.

This increase was mainly due to license revenues under the worldwide alliance with BMS on Plavix® and Aprovel®, which totaled €1,303 million in 2010 versus €1,155 million in 2009 (a 12.8% rise on a reported basis). These revenues were boosted by stronger sales of Plavix® in the United States (up 10.8% at constant exchange rates), and by favorable trends in the exchange rate of the U.S. dollar against the euro.

Gross Profit

Gross profit for the year ended December 31, 2010 came to €23,318 million (76.7% of net sales), 2.0% up on the 2009 figure of €22,869 million (78.0% of net sales).

The gross margin ratio of the Pharmaceuticals segment fell by 1.6 points, reflecting the net effect of increased royalty income (+0.6 of a point) and erosion in the ratio of cost of sales to net sales (-2.2 points). This erosion was mainly due to genericization (primarily Plavix® in Europe and Lovenox® in the United States) and higher raw material prices for heparins.

Nevertheless, the 2010 gross margin ratio for the Pharmaceuticals segment remained healthy at 78.6%.

The gross margin ratio of the Vaccines segment rose by 1.9 points to 64.7%, driven by a 2.1-point improvement in the ratio of cost of sales to net sales, thanks mainly to cost efficiencies in the production of pandemic influenza vaccines.

Consolidated gross profit was also dented by a €30 million charge (0.1 of a point) arising from the workdown during 2010 of inventories remeasured at fair value in connection with acquisitions (principally Chattem).

Research and Development Expenses

Research and development expenses amounted to €4,401 million in 2010 (14.5% of net sales), compared with €4,583 million in 2009 (15.6% of net sales). This represents a year-on-year reduction of 4.0% on a reported basis and 6.2% at constant exchange rates.

The Pharmaceuticals segment generated savings of 7.1% at constant exchange rates as a result of the reorganization initiated in 2009, which has helped reorient some in-house resources towards third-party collaborations. These savings also reflect a rationalization of R&D projects following a full, objective review of the portfolio.

Research and development expenses in the Vaccines segment rose by €26 million year-on-year, an increase of 1.8% at constant exchange rates.

Selling and General Expenses

Selling and general expenses amounted to €7,567 million (24.9% of net sales), an increase of 3.3% on the prior-year figure of €7,325 million (25.0% of net sales). At constant exchange rates, selling and general expenses fell by 1.2%, despite the first-time consolidation of companies acquired in 2010 (primarily Chattem) and the impact of the Jevtana® and Multaq® launches. This reduction reflects the transformation program initiated in 2009, and was mainly driven by savings in marketing costs in the United States and Europe, and in general expenses.

Other Operating Income and Expenses

Other operating income amounted to €359 million in 2010 (2009: €866 million), and other operating expenses totaled €276 million (2009: €481 million).

Overall, other operating income and expenses represented net income of €83 million in 2010, compared with €385 million in 2009. The year-on-year fall of €302 million was mainly due to the discontinuation of royalty payments from Teva on North American sales of Copaxone® from the second quarter of 2010.

In addition, sanofi-aventis recorded a net operational foreign exchange loss of €141 million due to highly volatile currency markets; this compares with a net gain of €40 million in 2009.

Amortization of Intangible Assets

Amortization charged against intangible assets in the year ended December 31, 2010 amounted to €3,529 million, compared with €3,528 million in the previous year. An increase in amortization expense in North America, related to trends in the U.S. dollar/euro exchange rate and the Chattem acquisition, was offset by a reduction in Europe as some intangible assets reached the end of their useful lives.

This line item mainly comprises amortization charged against intangible assets remeasured at fair value on the acquisitions of Aventis (€3,070 million in 2010, versus €3,175 million in 2009) and of Zentiva (€130 million in 2010, versus €98 million in 2009).

Impairment of Intangibles Assets

This line recorded impairment losses of €433 million in 2010, compared with €372 million in 2009. The losses booked in 2010 related mainly to (i) Actonel®, due to contemplated amendments to the terms of the collaboration agreement with Warner Chilcott; (ii) the pentavalent vaccine Shan5®, for which sales projections were revised to take account of the need to file a new application for WHO pre-qualification following a flocculation problem in some batches; (iii) the BSI-201 project, for which the development plan was revised following the announcement of the initial results from a Phase III trial in triple-negative metastatic breast cancer; and (iv) some of Zentiva’s generics and consumer health products, whose sales projections in Eastern Europe were adjusted downwards.

The net impairment loss of €372 million recognized in 2009 related mainly to Actonel®, Benzaclin® and Nasacort®, and reflected the changing competitive environment and the approval dates of generics.

Restructuring Costs

Restructuring costs amounted to €1,372 million in 2010, compared with €1,080 million in 2009.

In 2010, these costs related mainly to measures taken to adapt our industrial operations in France, and our sales and R&D functions in the United States and some European countries.

In 2009, restructuring costs related mainly to measures aimed at transforming R&D operations to encourage innovation, and adapting central support functions to streamline the organizational structure. They mainly comprised employee-related expenses, in the form of early retirement benefits and termination benefits under voluntary redundancy plans. To a lesser extent, they reflected ongoing measures to adapt our industrial facilities in Europe and adjust our sales forces.

Gains and Losses on Disposals, and Litigation

In 2010, this line item reported an expense of €138 million, relating to an adjustment to vendor’s guarantee provisions in connection with past divestments.

We made no material divestments in 2010 or 2009.

Operating Income

Operating income for 2010 was €5,961 million, versus €6,366 million for 2009, a drop of 6.4%.

Financial Income and Expenses

Net financial expenses were €362 million in 2010, compared with €300 million in 2009, an increase of 20.7%.

Financial expenses directly related to net debt (defined as short-term and long-term debt, plus related interest rate and currency derivatives, minus cash and cash equivalents) were €397 million in 2010, versus €230 million in 2009. This year-on-year rise reflected the following factors:

•	an increase in the average interest rate (due to a longer average maturity), charged on a higher level of average consolidated debt;

•	a reduction in interest income, reflecting a lower average rate of return; and

•

the €34 million of financial expenses incurred on the acquisition credit facilities contracted in October 2010 in connection with the launch of the public tender offer for Genzyme (see “Item 8.B. Significant changes”).

Gains on disposals amounted to €61 million, mainly on the sale of the equity interest in Novexel.

Net foreign exchange losses on financial items totaled €20 million in 2010 (2009: €67 million).

Income before Tax and Associates and Joint Ventures

Income before tax and associates and joint ventures was €5,599 million in 2010, versus €6,066 million in 2009, a fall of 7.7%.

Income Tax Expense

Income tax expense totaled €1,242 million in 2010, compared with €1,364 million in 2009.

The effective tax rate is calculated on the basis of business operating income minus net financial expenses and before the share of profit/loss of associates and joint ventures, net income from the held-for-exchange Merial business, and net income attributable to non-controlling interests. The effective tax rate was 27.8% in 2010, versus 28.0% in 2009. The difference relative to the standard income tax rate applicable in France (34%) was mainly due to royalty income being taxed at a reduced rate in France.

This line item also includes tax effects of amortization of intangible assets (€1,181 million in 2010, €1,126 million in 2009) and of restructuring costs (€462 million in 2010, €360 million in 2009).

Share of Profit/Loss of Associates and Joint Ventures

Our share of profits and losses from associates and joint ventures was €978 million in 2010, compared with €814 million in 2009. This line mainly includes our share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance, which rose by 24.8% from €785 million in 2009 to €980 million in 2010. This year-on-year increase was mainly related to stronger sales of Plavix® in the United States (up 10.8% at constant exchange rates) and to the appreciation of the U.S. dollar against the euro (positive impact of 3.7%).

Net Income from the Held-for-Exchange Merial Business

With effect from September 18, 2009, the date on which we obtained exclusive control over Merial, the operations of this company have been accounted for using the full consolidation method. In accordance with IFRS 5, the results of Merial’s operations are reported separately in the line item “Net income from the held-for-exchange Merial business” (see Note D.8.1. to our consolidated financial statements included at Item 18 of this annual report).

Net income from the held-for-exchange Merial business amounted to €386 million, compared with €175 million in 2009. The increase mainly reflects the fact that since September 18, 2009, this line has included 100% of Merial’s net income, against 50% previously. The figure reported also includes the impact of the workdown of inventories remeasured at fair value in September 2009.

Net Income

Net income for the year was €5,721 million in 2010, compared with €5,691 million in 2009.

Net Income Attributable to Non-Controlling Interests

Net income attributable to non-controlling interests amounted to €254 million in 2010, compared with €426 million in 2009. This line mainly comprises the share of pre-tax profits paid to BMS from territories managed by sanofi-aventis (€238 million, versus €405 million in 2009). The decrease in Net income attributable to non-controlling interests in 2010 was directly related to increased competition from generics of clopidogrel (Plavix®) in Europe.

Net Income Attributable to Equity Holders of Sanofi-Aventis

Net income attributable to equity holders of sanofi-aventis totaled €5,467 million in 2010, against €5,265 million in 2009.

Basic earnings per share for 2010 was €4.19, 4.0% higher than the 2009 figure of €4.03, based on an average number of shares outstanding of 1,305.3 million in 2010 and 1,305.9 million in 2009. Diluted earnings per share was €4.18 in 2010 compared with €4.03 in 2009, based on an average number of shares outstanding after dilution of 1,308.2 million in 2010 and 1,307.4 million in 2009.

Business Operating Income

Business operating income for 2010 was €12,660 million, compared to €12,028 million in 2009. The table below shows trends in business operating income by business segment for 2010 and 2009:

(€ million)	2010	2009
Pharmaceuticals	10,965	10,608
Vaccines	1,379	1,173
Other	316	247
Business operating income	12,660	12,028

Business Net Income

Business net income is a non-GAAP financial measure that we use to evaluate our Group’s performance (see “Item 5. Operating and Financial Review and Prospects — Business Net Income” above).

Business net income for 2010 was €9,215 million, an improvement of 6.8% on the 2009 figure of €8,629 million, and represented 30.3% of net sales compared with 29.4% in 2009. The increase was mainly due to our good operating performance, reflected in the increase in gross profit (€23,318 million in 2010 versus €22,869 million in 2009).

(€ million)	2010	2009
Business net income	9,215	8,629
(i) Amortization of intangible assets	(3,529)	(3,528)
(ii) Impairment of intangible assets	(433)	(372)
(iii) Expenses arising from the impact of acquisitions on inventories (1)	(30)	(27)
(iv) Restructuring costs	(1,372)	(1,080)
(iii)/(iv) Other items (2)	(138)	—
(v) Tax effects of:	1,841	1,629
– amortization of intangible assets	1,181	1,126
– impairment of intangible assets	143	136
– expenses arising from the impact of acquisitions on inventories	9	7
– restructuring costs	462	360
– other items	46	—
(iii)/(vi) Other tax items (3)	—	106
(vii) Share of items listed above attributable to non-controlling interests	3	1
(iii) Expenses arising from the impact of the Merial acquisition (4)	(32)	(66)
(iii)/(iv) Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures (5)	(58)	(27)
Net income attributable to equity holders of sanofi-aventis	5,467	5,265
(1) This line comprises the workdown of inventories remeasured at fair value at the acquisition date.
(2) Other items comprise:
– reversals of/charges to provisions for risks	(138)
(3) Other tax items comprise:
– reversal of deferred taxes following ratification of the Franco-American Treaty		106

(4)   This line item comprises: until September 17, 2009, amortization and impairment charged against the intangible assets of Merial; and from September 18, 2009, (i) the impact of discontinuation of depreciation of the property, plant and equipment of Merial in accordance with IFRS 5 (see Note B.7. to the consolidated financial statements) and (ii) the expense arising from the workdown of inventories remeasured at fair value at the acquisition date.

(5)   This line shows the portion of major restructuring costs incurred by associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill).

Business Earnings Per Share

We also report business earnings per share, a non-GAAP financial measure which we define as business net income divided by the weighted average number of shares outstanding (see “— Business Net Income” above).

Business earnings per share for 2010 were €7.06, up 6.8% on the 2009 business earnings per share figure of €6.61. The weighted average number of shares outstanding was 1,305.3 million in 2010 and 1,305.9 million in 2009. Diluted business earnings per share for 2010 were €7.04, up 6.7% on the 2009 diluted business earnings per share figure of €6.60. On a diluted basis, the weighted average number of shares outstanding was 1,308.2 million in 2010 and 1,307.4 million in 2009.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

The consolidated income statements for the years ended December 31, 2009 and December 31, 2008 break down as follows:

(under IFRS) (€ million)	2009	as % of net sales	2008	as % of net sales
Net sales	29,306	100.0%	27,568	100.0%
Other revenues	1,443	4.9%	1,249	4.5%
Cost of sales	(7,880)	(26.9%)	(7,337)	(26.6%)
Gross profit	22,869	78.0%	21,480	77.9%
Research & development expenses	(4,583)	(15.6%)	(4,575)	(16.6%)
Selling & general expenses	(7,325)	(25.0%)	(7,168)	(26.0%)
Other operating income	866		556
Other operating expenses	(481)		(353)
Amortization of intangible assets	(3,528)		(3,483)
Impairment of intangible assets	(372)		(1,554)
Restructuring costs	(1,080)		(585)
Gains and losses on disposals, and litigation	—		76
Operating income	6,366	21.7%	4,394	15.9%
Financial expenses	(324)		(335)
Financial income	24		103
Income before tax and associates and joint ventures	6,066	20.7%	4,162	15.1%
Income tax expense	(1,364)		(682)
Share of profit/loss of associates and joint ventures	814		692
Net income excluding the held-for-exchange Merial business (1)	5,516	18.8%	4,172	15.1%
Net income from the held-for-exchange Merial business (1)	175		120
Net income	5,691	19.4%	4,292	15.6%
Net income attributable to non-controlling interests	426		441
Net income attributable to equity holders of sanofi-aventis	5,265	18.0%	3,851	14.0%
Average number of shares outstanding (million)	1,305.9		1,309.3
Average number of shares outstanding after dilution (million)	1,307.4		1,310.9
Basic earnings per share (in euros)	4.03		2.94
Diluted earnings per share (in euros)	4.03		2.94

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

(€ million)	2009	2008	Change (%)
Reported net sales	29,306	27,568	+6.3%
Effect of exchange rates	(274)
Net sales at constant exchange rates	29,032	27,568	+5.3%
Effect of changes in structure		339
Net sales on a constant structure basis and at constant exchange rates	29,032	27,907	+4.0%

Our net sales comprise the net sales generated by our Pharmaceuticals business and net sales generated by our Human Vaccines (Vaccines) business. Net sales from the animal health business are not consolidated, the profit contribution from Merial being reported on the line “Net income from the held-for-exchange Merial business” in accordance with IFRS 5 (see Note D.8. to our consolidated financial statements included at Item 18 of this annual report). The following table breaks down our 2009 and 2008 net sales by business segment:

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

Net sales of our flagship products (see table below) were adversely affected by competition from generics of Eloxatine® in the United States and Europe; without this effect, growth in Pharmaceuticals net sales would have been 2.2 points higher in 2009 (at constant exchange rates).

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

The following table breaks down our 2009 and 2008 net sales for the Pharmaceuticals business by product:

(€ million) Product	Indication	2009 Reported	2008 Reported	Change on a reported basis (%)	Change at constant exchange rates (%)	Change on a constant structure basis and at constant exchange rates (%)
Lantus®	Diabetes	3,080	2,450	+25.7%	+22.5%	+22.5%
Apidra®	Diabetes	137	98	+39.8%	+38.8%	+38.8%
Amaryl®	Diabetes	416	379	+9.8%	+4.2%	+4.2%
Insuman®	Diabetes	131	143	-8.4%	-7.0%	-7.0%
Sub-total: Diabetes		3,764	3,070	+22.6%	+19.4%	+19.4%
Lovenox®	Thrombosis	3,043	2,738	+11.1%	+8.8%	+8.8%
Taxotere®	Breast, lung, prostate, stomach, and head & neck cancer	2,177	2,033	+7.1%	+6.1%	+6.1%
Plavix®	Atherothrombosis	2,623	2,609	+0.5%	+0.2%	+0.2%
Aprovel®/CoAprovel®	Hypertension	1,236	1,202	+2.8%	+4.7%	+4.7%
Eloxatine®	Colorectal cancer	957	1,345	-28.8%	-34.7%	-34.7%
Multaq®	Atrial fibrillation	25	—	—	—	—
Stilnox®/Ambien® /Myslee®	Sleep disorders	873	822	+6.2%	-1.3%	-1.3%
Allegra®	Allergic rhinitis, urticaria	731	666	+9.8%	-2.6%	-2.6%
Copaxone®	Multiple sclerosis	467	622	-24.9%	-23.8%	+20.6%
Tritace®	Hypertension	429	491	-12.6%	-9.2%	-9.2%
Dépakine®	Epilepsy	329	322	+2.2%	+7.1%	+7.1%
Xatral®	Benign prostatic hypertrophy	296	319	-7.2%	-8.5%	-8.5%
Actonel®	Osteoporosis, Paget’s disease	264	330	-20.0%	-17.6%	-7.5%
Nasacort®	Allergic rhinitis	220	240	-8.3%	-11.7%	-11.7%
Other products		5,947	6,341	-6.2%	-5.9%	-2.4%
Consumer Health Care		1,430	1,203	+18.9%	+26.8%	+8.1%
Generics		1,012	354	+185.9%	+198.0%	+8.7%
Total pharmaceuticals		25,823	24,707	+4.5%	+3.7%	+2.3%

The table below breaks down net sales of our Pharmaceuticals business products by geographical region in 2009:

(€ million) Product	Western Europe*	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets**	Change at constant exchange rates	Other countries***	Change at constant exchange rates
Lantus®	643	+10.2%	1,909	+23.6%	401	+34.1%	127	+48.1%
Apidra®	55	+34.1%	54	+27.5%	24	+68.8%	4	+200.0%
Amaryl ®	51	-15.0%	9	+33.3%	175	+7.7%	181	+6.9%
Insuman®	109	-9.1%	—	—	21	+4.3%	1	—
Sub-total: Diabetes	858	+6.7%	1,972	+23.8%	621	+25.4%	313	+22.7%
Lovenox®	725	+11.4%	1,822	+5.3%	434	+17.4%	62	+21.2%
Taxotere®	786	+6.5%	827	+5.3%	364	+6.1%	200	+7.1%
Plavix®	1,383	-11.6%	222ª	+28.5%	608	+4.9%	410	+44.4%
Aprovel®/CoAprovel®	861	+2.5%	7ª	—	313	+11.4%	55	-8.2%
Eloxatine®	77	-55.0%	677	-37.2%	153	-12.4%	50	+4.2%
Multaq®	—	—	25	—	—	—	—	—
Stilnox®/Ambien® /Myslee®	60	-4.8%	555	-4.8%	60	-6.1%	198	+15.1%
Allegra®	17	-15.0%	306	-15.9%	69	+4.3%	339	+14.8%
Copaxone®	439	+21.6%	—	—	15	-5.6%	13	-55.2%
Tritace®	197	-12.4%	—	—	189	-6.0%	43	-8.3%
Depakine®	143	+2.1%	—	—	175	+12.1%	11	+0.0%
Xatral®	77	-32.2%	147	+16.0%	66	-6.7%	6	-40.0%
Actonel®	136	-26.7%	—	—	97	-8.0%	31	+3.3%
Nasacort®	29	-9.1%	158	-15.4%	28	+7.1%	5	+0.0%
Other products	2,696	-11.1%	610	+1.2%	1,927	+0.4%	714	-7.6%
Consumer Health Care	622	+5.6%	—	—	674	+38.1%	134	+129.5%
Generics	360	+23.2%	—	—	631	—	21	+0.0%
Total pharmaceuticals	9,466	-3.6%	7,328	-1.2%	6,424	+19.4%	2,605	+11.5%

*	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.
**	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.
***	Japan, Canada, Australia and New Zealand.
ª	Sales of active ingredient to the entity majority-owned by BMS in the United States.

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

Lovenox®, the leader in anti-thrombotics in the United States, Germany, France, Italy, Spain, and the United Kingdom (source: IMS 2009 sales), achieved net sales growth of 8.8% in 2009 (at constant exchange rates) to €3,043 million, driven by double-digit growth in Europe (up 13.7% at constant exchange rates, at €890 million) and in the Other Countries region (up 14.8% at constant exchange rates, at €331 million). In the United States, net sales increased by 5.3% to €1,822 million.

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

Net sales of the hypnotic Stilnox®/Ambien®/Myslee® fell by 1.3% at constant exchange rates. In the United States, Ambien® CR reported growth of 0.9% at constant exchange rates, to €497 million. In Japan, net sales of Myslee®, the leading hypnotic on the market (source: IMS 2009 sales), totaled €194 million, an increase of 15.2% at constant exchange rates.

Allegra® saw net sales fall by 2.6% at constant exchange rates in 2009 to €731 million, reflecting the arrival of Allegra® D 12 generics in the United States in the fourth quarter of 2009 (which follows the settlement of the U.S. patent infringement suit related to Barr’s proposed generic version) and ongoing genericization in Europe. In 2009, sales decreased respectively by 15.9% and 20% (at constant exchange rates) in the United States and Europe. The product recorded further growth in Japan, with sales up 15.2% at constant exchange rates, at €334 million.

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

Shantha, consolidated from September 1, 2009, contributed net sales of €17 million in 2009.

The following table presents the 2009 sales of our Vaccines activity by range of products:

(€ million)	2009 Reported	2008 Reported	Change on a reported basis (%)	Change at constant exchange rates (%)
Influenza Vaccines (including Vaxigrip® and Fluzone®)	1,062	736	+44.3%	+46.6%
— of which seasonal influenza vaccines	597	610	-2.1%	-1.7%
— of which pandemic influenza vaccines	465	126	—	—
Polio/Pertussis/Hib Vaccines (including Pentacel® and Pentaxim®)	968	768	+26.0%	+22.8%
Meningitis/Pneumonia Vaccines (including Menactra®)	538	472	+14.0%	+6.1%
Adult Booster Vaccines (including Adacel®)	406	399	+1.8%	-3.0%
Travel and Other Endemics Vaccines	313	309	+1.3%	0.0%
Other Vaccines	196	177	+10.7%	+6.8%
Total Vaccines	3,483	2,861	+21.7%	+19.2%

The following table presents the 2009 sales of our Vaccines business by range of products and by region:

(€ million)	Western Europe* Reported	Change at constant exchange rates	United States Reported	Change at constant exchange rates	Emerging Markets** Reported	Change at constant exchange rates	Other countries*** Reported	Change at constant exchange rates
Influenza Vaccinesª (inc. Vaxigrip® and Fluzone®)	139	+113.8%	618	+36.2%	287	+53.6%	18	0.0%
Polio/Pertussis.Hib Vaccines (inc. Pentacel® and Pentaxim®)	68	+7.7%	529	+56.8%	332	-5.4%	39	+29.0%
Meningitis/Pneumonia Vaccines (inc. Menactra®)	11	+120.0%	437	0.0%	78	+32.2%	12	+50.0%
Adult Booster Vaccines (inc. Adacel®)	56	+9.8%	310	-8.5%	25	+47.1%	15	+14.3%
Travel and Other Endemics Vaccines	15	-16.7%	69	-15.8%	196	+9.5%	33	-5.6%
Other Vaccines	38	-9.3%	135	+13.2%	14	+16.7%	9	0.0%
Total Vaccines	327	+33.6%	2,098	+19.1%	932	+16.0%	126	+11.1%

*	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.
**	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.
***	Japan, Canada, Australia and New Zealand.
ª	Seasonal and pandemic influenza vaccines.

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

Net Sales by Geographic Region

We divide our sales geographically into four regions: Western Europe, the United States, Emerging Markets and Other Countries. The following table breaks down our 2009 and 2008 net sales by region:

(€ million)	2009 Reported	2008 Reported	Change on a reported basis	Change at constant exchange rates
Western Europe*	9,793	10,189	-3.9%	-2.7%
United States	9,426	8,609	+9.5%	+2.8%
Emerging Markets**	7,356	6,540	+12.5%	+19.0%
Of which Eastern Europe and Turkey	2,266	1,907	+18.8%	+34.9%
Of which Asia (excl. Pacific region***)	1,610	1,486	+8.3%	+9.0%
Of which Latin America	1,913	1,739	+10.0%	+15.7%
Of which Africa	775	725	+6.8%	+8.6%
Of which Middle East	647	556	+16.2%	+16.4%
Other Countries****	2,731	2,230	+22.5%	+11.5%
Of which Japan	1,844	1,408	+30.9%	+10.7%
Total	29,306	27,568	+6.3%	+5.3%

*	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.
**	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.
***	Japan, Australia and New Zealand.
****	Japan, Canada, Australia and New Zealand.

In 2009, net sales in Western Europe decreased by 2.7% at constant exchange rates, reflecting the effect of the ongoing genericization of Eloxatine® and Plavix®.

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

In Emerging Markets, net sales were €7,356 million, an increase of 19.0% at constant exchange rates, due largely to strong growth in Eastern Europe (34.9% growth at constant exchange rates) where Zentiva’s sales were consolidated from April 1, 2009, and to the dynamism of Latin America (up 15.7% at constant exchange rates), the Middle East (up 16.4% at constant exchange rates), China (up 28.8% at constant exchange rates) and Russia (up 59.8% at constant exchange rates). Net sales in Latin America (€1,913 million) were underpinned by good organic growth and by the acquisition of Medley in the second quarter of 2009.

Net sales in Japan reached €1,844 million (up 10.7% at constant exchange rates), driven by the performances of Plavix®, Myslee® and Allegra®.

Worldwide Presence of Plavix® and Aprovel®

The table below sets forth the worldwide sales of Plavix® and Aprovel® in 2009 and 2008, by geographic region:

(€ million)	2009			2008			Change on a reported basis	Change at constant exchange rates
	sanofi- aventis(2)	BMS(3)	Total	sanofi- aventis(2)	BMS(3)	Total
Plavix®/Iscover®(1)
Europe	1,443	161	1,604	1,622	211	1,833	-12.5%	-10.3%
United States	—	4,026	4,026	—	3,351	3,351	+20.1%	+12.8%
Other countries	897	255	1,152	711	248	959	+20.1%	+14.4%
Total	2,340	4,442	6,782	2,333	3,810	6,143	+10.4%	+6.2%

(€ million)	2009			2008			Change on a reported basis	Change at constant exchange rates
	sanofi- aventis(5)	BMS(3)	Total	sanofi- aventis(5)	BMS(3)	Total
Aprovel®/Avapro® /Karvea®/Avalide® (4)
Europe	810	172	982	816	176	992	-1.0%	+0.8%
United States	—	524	524	—	499	499	+5.0%	-1.6%
Other countries	314	192	506	291	184	475	+6.5%	+7.2%
Total	1,124	888	2,012	1,107	859	1,966	+2.3%	+1.7%

(1)	Plavix® is marketed under the trademarks Plavix® and Iscover®.
(2)	Net sales of Plavix® consolidated by sanofi-aventis, excluding sales to BMS (€311 million in 2009 and €282 million in 2008).
(3)	Translated into euros by sanofi-aventis using the method described in Note B.2. “Foreign currency translation” to our consolidated financial statements included at Item 18 in this annual report.
(4)	Aprovel® is marketed under the trademarks Aprovel®, Avapro®, Karvea® and Avalide®.
(5)	Net sales of Aprovel® consolidated by sanofi-aventis, excluding sales to BMS (€113 million in 2009 and €94 million in 2008).

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

In a competitive environment, 2009 worldwide sales of Aprovel®/Avapro®/Karvea®/Avalide® were €2,012 million, an increase of 1.7% at constant exchange rates. In Europe, the product faced competition from generics in the monotherapy segment in Spain and Portugal, and recorded sales growth of 0.8% at constant exchange rates.

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

—

the favorable effect on net sales and other revenues of movements in the exchange rates of various currencies against the euro (mainly the rise in the U.S. dollar), which largely feeds through into gross profit because our cost of sales is largely incurred in the euro zone;

—	the favorable effect of the end of commercialization of Copaxone® by sanofi-aventis in North America, effective April 1, 2008;

—	a less favorable product mix due to the impact of acquisitions of companies that generate lower gross margins than we do (primarily on generics).

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

The balance of other operating income and expenses represented net income of €385 million for 2009, compared with net income of €203 million for 2008. The €182 million increase was mainly due to the transfer of commercialization of Copaxone® to Teva in North America effective April 1, 2008. We were entitled to receive a 25% royalty of North American sales of Copaxone® over a two-year period from that date, and recognized this royalty income in “Other operating income” in 2008 and 2009.

We also recognized gains on disposals relating to our ordinary operations of €56 million (compared with €24 million in 2008), and a net operating foreign exchange gain of €40 million (compared with a net foreign exchange loss of €94 million in 2008).

Amortization of Intangible Assets

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

Impairment of Intangible Assets

Net impairment losses charged against intangible assets amounted to €372 million in 2009, and related primarily to the impact of changes in the competitive environment and of generic approval dates on our products Benzaclin®, Nasacort® and Actonel®. This item also includes impairment losses of €28 million arising from the decision to discontinue the development of TroVax®, and from the withdrawal of our product Di-Antalvic® from the market in response to a decision by the European Medicines Agency (EMA). With the exception of Trovax®, all of these products were recognized as assets in 2004 upon the acquisition of Aventis.

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

Income before Tax and Associates and Joint Ventures

Net income before tax and associates and joint ventures for 2009 was €6,066 million, 45.7% higher than the 2008 figure of €4,162 million.

Income Tax Expense

The effective tax rate is calculated on the basis of business operating income minus net financial expenses and before the share of profit/loss of associates and joint ventures, net income from the held-for-exchange Merial business, and net income attributable to non-controlling interests

The effective tax rate was 28.0% in 2009, compared to 29.0% in 2008, the reduction resulting directly from the entry into force in 2009 of a protocol to the tax treaty between France and the United States that abolished withholding tax between the two countries subject to certain conditions. During 2009, this protocol resulted in the reversal through the consolidated income statement of €106 million in deferred tax liabilities relating to the tax cost of distributions made out of the reserves of Group subsidiaries as of January 1, 2009. The difference between the effective tax rate and the standard corporate income tax rate applicable in France for 2009 (34%) was mainly due to the impact of the reduced rate of income tax on royalties in France.

In 2008, this line item included a gain through the consolidated income statement of €221 million on reversals of tax provisions related to the settlement of tax audits.

Share of Profit/Loss of Associates and Joint Ventures

Our share of the profits of associates and joint ventures was €814 million in 2009, versus €692 million in 2008. This item mainly comprises our share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance, which increased by 26.0% year-on-year from €623 million in 2008 to €785 million in 2009. This increase was a direct result of the growth in sales of Plavix® in the United States (up 12.8% at constant exchange rates) and of the appreciation of the U.S. dollar against the euro (up 7.0%).

Net Income from the Held-for-Exchange Merial Business

With effect from September 18, 2009, the date on which sanofi-aventis obtained exclusive control over Merial, the operations of this company have been accounted for using the full consolidation method. As of December 31, 2009, the results of Merial’s operations were reported in the line item “Net income from the held-for-exchange Merial business”, in accordance with IFRS 5 (refer to Note D.8. to our consolidated financial statements). The net income of the Merial business for the year ended December 31, 2009 was €175 million, compared with €120 million in the previous year.

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

Net Income

Net income (before non-controlling interests) totaled €5,691 million in 2009, compared with €4,292 million in 2008.

Net Income Attributable to Non-Controlling Interests

Net income attributable to non-controlling interests for the year ended December 31, 2009 was €426 million, against €441 million for the previous year. This item includes the share of pre-tax income paid over to BMS from territories managed by sanofi-aventis (€405 million in 2009, versus €422 million in 2008).

Net Income Attributable to Equity Holders of Sanofi-Aventis

Net income attributable to equity holders of sanofi-aventis amounted to €5,265 million in 2009, versus €3,851 million in 2008. Basic earnings per share (EPS) for 2009 were €4.03, up 37.1% on the 2008 figure of €2.94, based on an average number of shares outstanding of 1,305.9 million in 2009 and 1,309.3 million in 2008.

Diluted earnings per share for 2009 were €4.03, up 37.1% on the 2008 figure of €2.94, based on an average number of shares after dilution of 1,307.4 million in 2009 and 1,310.9 million in 2008.

Business Operating Income

Business operating income for 2009 was €12,028 million, compared to €10,391 million in 2008. The table below shows trends in business operating income by business segment for 2009 and 2008:

(€ million)	2009	2008
Pharmaceuticals	10,608	9,399
Vaccines	1,173	882
Other	247	110
Business operating income	12,028	10,391

Business Net Income

Business net income is a non-GAAP financial measure that we use to evaluate our Group’s performance (see “— Business Net Income” above).

Business net income for 2009 was €8,629 million, versus €7,314 million in 2008, representing growth of 18.0%.

(€ million)	2009	2008
Business net income	8,629	7,314
(i) Amortization of intangible assets	(3,528)	(3,483)
(ii) Impairment of intangible assets	(372)	(1,554)
(iii) Expenses arising from the impact of acquisitions on inventories (1)	(27)	(2)
(iv) Restructuring costs	(1,080)	(585)
(iii)/(iv) Other items (2)	—	114
(v) Tax effects of:	1,629	1,904
- amortization of intangible assets	1,126	1,189
- impairment of intangible assets	136	537
- expenses arising from the impact of acquisitions on inventories	7	1
- restructuring costs	360	196
- other items	—	(19)
(iii)/(vi) Other tax items (3)	106	221
(vii) Share of items listed above attributable to non-controlling interests	1	—
(iii) Expenses arising from the impact of the Merial acquisition (4)	(66)	(50)
(iii)/(iv) Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures (5)	(27)	(28)
Net income attributable to equity holders of sanofi-aventis	5,265	3,851
(1) This line comprises the workdown of inventories remeasured at fair value at the acquisition date.
(2) Other items comprise :
- gain on sale of investment in Millennium		38
- reversals of/charges to provisions for risks		76
(3) Other tax items comprise :
- provisions for/settlements of tax disputes		221
- reversal of deferred taxes following ratification of the Franco-American Treaty	106

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

(5)     This line shows the portion of major restructuring costs incurred by associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill).

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

Liquidity and Capital Resources

Our operations generate significant positive cash flows. We fund our investments primarily with operating cash flow, and pay regular dividends on our shares. In 2010, we also reduced our net debt. As of December 31, 2010, our debt, net of cash and cash equivalents, stood at €1,577 million (3.0% of our net equity) versus €4,128 million as of December 31, 2009 (8.5% of our net equity) and €1,802 million as of December 31, 2008. See Note D.17. to our consolidated financial statements included at Item 18 of this annual report. We expect to significantly increase our net debt in 2011 in connection with our proposed acquisition of Genzyme.

Consolidated Statement of Cash Flows

The table below shows our summarized cash flows for the years ended December 31, 2010, 2009 and 2008:

(€ million)	2010	2009	2008
Net cash provided by / (used in) operating activities	9,759	8,515	8,523
Net cash provided by / (used in) investing activities	(3,383)	(7,287)	(2,154)
Net cash provided by / (used in) financing activities	(4,647)	(787)	(3,809)
Impact of exchange rates on cash and cash equivalents	44	25	(45)
Net change in cash and cash equivalents — (decrease) / increase	1,773	466	2,515

Generally, factors that affect our earnings — for example, pricing, volume, costs and exchange rates — flow through to cash from operations. The most significant source of cash from operations is sales of our branded pharmaceutical products and human vaccines. Receipts of royalty payments also contribute to cash from operations.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Net cash provided by operating activities amounted to €9,759 million in 2010, compared with €8,515 million in 2009. Operating cash flow before changes in working capital was €10,036 million, versus €9,362 million in 2009, reflecting our operating performance.

Our operating cash flow before changes in working capital is generally affected by the same factors that affect “Operating income”, which is discussed in detail above under “Results of Operations — Year Ended December 31, 2010 Compared with Year Ended December 31, 2009” and “Results of Operations — Year Ended December 31, 2009 Compared with Year Ended December 31, 2008”. The principal difference is that operating cash flow before changes in working capital reflects our share of the profits and losses of associates and joint ventures, net of dividend and similar income received.

Working capital requirements rose by €277 million in 2010, compared with an €847 million increase in 2009. The main factor in 2010 was a €378 million rise in inventories, partly offset by the discontinuation of royalty payments from Teva on North American sales of Copaxone® (impact: €126 million).

Net cash used in investing activities totaled €3,383 million in 2010, versus €7,287 million in 2009.

Acquisitions of property, plant and equipment and intangible assets amounted to €1,573 million (2009: €1,785 million), comprising €1,261 million of investments in industrial and research facilities and €312 million of contractual payments for intangible rights under license agreements.

Acquisitions of investments during 2010 totaled €1,733 million, net of acquired cash; after including assumed liabilities and commitments, these acquisitions were valued at €2,130 million. Our main investments during 2010 were the equity interests in Chattem (€1,640 million) and Nepentes (€104 million). In 2009, acquisitions of investments were €5,568 million, net of acquired cash; after including assumed liabilities and commitments, these acquisitions were valued at €6,334 million. Our main investments in 2009 were the equity interests in Merial (€2,829 million), Zentiva (€1,752 million), Shantha, Medley, and BiPar.

After-tax proceeds from disposals amounted to €131 million, arising mainly on the divestment of the equity interest in Novexel (€48 million) and on the disposal of various items of property, plant and equipment (€55 million). In 2009, after-tax proceeds from disposals were €85 million, mainly on disposals of intangible assets, some of which were required as conditions for clearance of our acquisition of Zentiva.

Net cash used in financing activities amounted to €4,647 million in 2010, versus €787 million in 2009.

The 2010 figure includes our dividend payout of €3,131 million (2009: €2,872 million), plus net repayments of debt (net change in short-term and long-term debt) of €1,166 million (versus a net €1,923 million of new debt contracted in 2009). It also includes the acquisition of 5.9 million of our own shares for €321 million.

After the impact of exchange rates, the net change in cash and cash equivalents during 2010 was an increase of €1,773 million, compared with an increase of €466 million in 2009.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

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

Acquisitions of investments during 2009 totaled €5,568 million, net of cash acquired. These investments, valued at a total of €6,334 million inclusive of assumed liabilities and commitments, mainly comprised acquisitions of shares in Merial (€2,829 million), Zentiva (€1,752 million), Shantha, Medley and BiPar. In 2008, acquisitions of investments net of cash acquired totaled €667 million, mainly comprising the acquisitions of the entire share capital of the U.K. company Acambis Plc (€332 million) and of the Australian company Symbion CP Holdings Pty Ltd, now sanofi-aventis Healthcare Holdings Pty Limited (€329 million).

After-tax proceeds from disposals (€85 million in 2009) related mainly to disposals of intangible assets, some of which were required as conditions for clearance of our acquisition of Zentiva. In 2008, after-tax proceeds from disposals were €123 million, mostly arising from the May 2008 disposal of our shares in Millennium.

Net cash used in financing activities amounted to €787 million, against €3,809 million in 2008. The 2009 figure includes a dividend payout of €2,872 million (versus €2,702 million in 2008), and additional external financing (net increase in short-term and long-term debt) of €1,923 million (versus €69 million in 2008). During 2009, we placed five bond issues for a total amount of €4.7 billion. In 2008, we acquired 23.9 million of our own shares at a cost of €1,227 million under our share repurchase programs.

After the impact of exchange rates, the net change in cash and equivalents during 2009 was an increase of €466 million, compared with an increase of €2,515 million in 2008.

Consolidated Balance Sheet and Debt

Total assets stood at €85,264 million as of December 31, 2010, compared with €80,251 million as of December 31, 2009, an increase of €5,013 million. Total assets as of December 31, 2009 have been adjusted to reflect adjustments to the values of certain identifiable assets and liabilities of Merial (see Note D.1. to our consolidated financial statements included at Item 18 of this annual report).

Our debt, net of cash and cash equivalents was €1,577 million as of December 31, 2010, versus €4,128 million as of December 31, 2009. We define “debt, net of cash and cash equivalents” as short-term and long-term debt, plus related interest rate and currency derivatives, minus cash and cash equivalents.

The table below shows our financial position for the years ended December 31, 2010, 2009 and 2008:

(€ million)	2010	2009	2008
Long-term debt	6,695	5,961	4,173
Short-term debt and current portion of long-term debt	1,565	2,866	1,833
Related interest rate and currency derivatives	(218)	(7)	22
Cash and cash equivalents	(6,465)	(4,692)	(4,226)
Debt, net of cash and cash equivalents	1,577	4,128	1,802

The gearing ratio (debt, net of cash and cash equivalents as a proportion of total equity) fell from 8.5% to 3.0%. For an analysis of our debt by type, maturity, interest rate and currency as of December 31, 2010 and December 31, 2009, refer to Note D.17. to our consolidated financial statements.

The financing arrangements in place as of December 31, 2010 at the sanofi-aventis parent company level are not subject to covenants regarding financial ratios and do not contain any clauses linking credit spreads or fees to our credit rating. Under the Bridge Facility, the margin above LIBOR and mandatory costs may vary under Facility B as a function of our credit rating (see Item 10.C. hereof for further information.).

Other key movements in balance sheet items are described below.

Total equity stood at €53,288 million as of December 31, 2010, compared with €48,580 million a year earlier. The main factors underlying this net increase were as follows:

•

increases: net income for the year ended December 31, 2010 (€5,721 million), and the change in cumulative translation differences due to the depreciation of the euro against other currencies (€2,655 million, mainly on the U.S. dollar); and

•	reductions: the dividend payout of €3,131 million made to our shareholders in 2010.

As of December 31, 2010, sanofi-aventis held 6.1 million of its own shares, representing 0.5% of the share capital and recorded as a deduction from equity.

Goodwill and other intangible assets (€44,411 million) increased by €931 million compared to a year earlier, mainly as a result of the following factors:

•	increases: acquisitions of companies (€1,017 million of goodwill, and €1,557 million of other intangible assets) plus acquisitions of intangible assets (€388 million);

•	reductions: amortization and impairment losses charged during the year (€4,011 million); and

•	the translation into euros of assets denominated in other currencies (positive impact of €1,979 million, mainly on the U.S. dollar).

Provisions and other non-current liabilities (€9,326 million) were €1,090 million higher than at the previous year-end, due largely to a sharp increase of €731 million in restructuring provisions.

Net deferred tax liabilities (€757 million) were €1,264 million lower year-on-year, mainly as a result of reversals of deferred tax liabilities relating to amortization and impairment of acquired intangible assets (impact: €1,324 million).

Liabilities related to business combinations and to non-controlling interests (current and non-current) rose by €335 million to €486 million, due mainly to contingent consideration relating to acquisitions (primarily Fovea and TargeGen) and to put options granted to non-controlling interests (see Note D.18. to our consolidated financial statements).

Assets held for sale or exchange, net of related liabilities rose by €321 million to €5,364 million during the year, and mainly comprise the net assets of Merial which are reported separately in accordance with IFRS 5 (see Note D.8. to our consolidated financial statements).

Liquidity

We expect that our existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements. At year end 2010, we held cash and cash equivalents amounting to €6,465 million, substantially all of which was held in euros (see Note D.13. to our consolidated financial statements). As at December 31, 2010, €436 million of our cash and cash equivalents was held by our captive insurance and reinsurance companies in accordance with insurance regulations.

At year end 2010, we had a firm commitment of approximately $18.5 billion towards the shareholders of Genzyme Corporation (Genzyme), based on the tender offer made on October 4, 2010 for all outstanding shares of common stock at $69.00 per share, net to the seller in cash, without interest and less any required withholding taxes. On February 16, 2011, sanofi-aventis and Genzyme announced they had entered into a merger agreement providing for the acquisition of Genzyme by sanofi-aventis. The agreement is described at “Item 10.C. Material Contracts” and any acquisition remains subject to fulfillment of a number of conditions including acceptance by holders of a majority of shares of Genzyme common stock on a diluted basis. The cash consideration (excluding any future payments on the contingent value rights that we propose to issue in connection with the acquisition) of the agreed offer represents a commitment of approximately $20.1 billion on the basis of an estimated 272.5 million Genzyme shares on a diluted basis.

At year end 2010, we had a firm commitment of $1 billion towards Merck & Co., Inc. relating to the future combination of Merial with the Intervet/Schering-Plough business to form a new joint venture equally owned by Merck and sanofi-aventis, as well as a firm commitment of $521 million towards the shareholders of BMP Suntone Corporation (BMP Sunstone). See “— Acquisitions” above for further details.

At year end 2010, other than the preceeding commitments relating to Genzyme, Merial and BMP Sunstone, we had no commitments for capital expenditures that we consider to be material to our consolidated financial position.

Undrawn confirmed credit facilities amounted to a total of €12.2 billion at December 31, 2010. Moreover, in connection with the Genzyme acquisition, we signed two acquisition facilities in October 2010 for a total value of €11.2 billion ($15 billion) that can be drawn until December 31, 2011 (see “Item 10. Additional Information — C. Material Contracts”). In order to have sufficient cash on hand to pay for the contemplated acquisition of 100% of the shares of Genzyme common stock, we intend to either draw on these facilities in whole or in part and/or issue new debt upon closing of the acquisition, depending on market conditions. For a discussion of our treasury policies, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

We expect that cash from the combined operations of sanofi-aventis and Genzyme would be sufficient to repay our debt, including the new debt that we expect to contract in 2011 (including refinancing of any drawings under the Acquisition Facility) in order to finance the contemplated Genzyme acquisition. For a discussion of our liquidity risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Off-Balance Sheet Arrangements / Contractual Obligations and Other Commercial Commitments

We have various contractual obligations and other commercial commitments arising from our operations. Our contractual obligations and our other commercial commitments as of December 31, 2010 are shown in Notes D.3., D.17., D.18. and D.21. to our consolidated financial statements included at Item 18 of this annual report. Note D.21. to our consolidated financial statements included at Item 18 discloses details of commitments under our principal research and development collaboration agreements, as well as the financial commitments related to Merial, Genzyme and BMP Sunstone. For a description of the principal contingencies arising from certain business divestitures, refer to Note D.22.e) to our 2010 consolidated financial statements.

The Group’s contractual obligations and other commercial commitments (excluding those of Merial, see Note D.8.1. to our consolidated financial statements) are set forth in the table below:

December 31, 2010	Payments due by period
(€ million)	Total	Under 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
• Future contractual cash-flows relating to debt and debt hedging instruments(1)	9,125	1,694	3,161	1,736	2,534
• Operating lease obligations	1,291	260	337	217	477
• Finance lease obligations (2)	28	7	13	6	2
• Irrevocable purchase commitments (3)
– given	2,658	1,566	498	207	387
– received	(176)	(74)	(35)	(16)	(51)
• Research & development license agreements
- Future service commitments (4)	1,073	199	312	252	310
- Potential milestone payments (5)	2,015	101	378	238	1,298
• Obligations relating to business combinations (6)	739	87	79	438	135
Total contractual obligations and other commitments	16,753	3,840	4,743	3,078	5,092

Undrawn general-purpose credit facilities	12,238	245	5,755	6,238	—
Genzyme acquisition facilities	11,226	11,226	—	—	—
Total undrawn credit facilities	23,464	11,471	5,755	6,238	—

(1)	See Note D.17. to our consolidated financial statements included at Item 18 of this annual report.
(2)	See Note D.3. to our consolidated financial statements included at Item 18 of this annual report.
(3)

These comprise irrevocable commitments to suppliers of (i) property, plant and equipment, net of down payments (see Note D.3. to our consolidated financial statements included at Item 18 of this annual report) and (ii) goods and services.

(4)	Future service commitments relating to research & development license agreements mainly comprise research financing commitments, but also include consideration for access to technologies.
(5)

This line includes all potential milestone payments on projects regarded as reasonably possible, i.e., on projects in the development phase. Payments contingent upon the attainment of sales targets once a product is on the market are excluded.

(6)	See Note D.18. to our consolidated financial statements included at Item 18 of this annual report.

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

The main collaboration agreements relating to development projects in the Pharmaceuticals segment are described below. Potential milestone payments relating to development projects under these agreements amounted to €1.4 billion in 2010.

•	In June 2010, sanofi-aventis and Metabolex signed a global license agreement for MBX-2982, an oral agent for the treatment of type 2 diabetes.

•	In May 2010, sanofi-aventis signed a license agreement with Glenmark Pharmaceuticals S.A., a wholly-owned subsidiary of Glenmark Pharmaceuticals Limited India.

•

In April 2010, sanofi-aventis signed a global license agreement with CureDM Group Holdings, LLC for Pancreate™, a novel human peptide which could restore a patient’s ability to produce insulin and other pancreatic hormones in both type 1 and 2 diabetes.

•

In December 2009, sanofi-aventis and the U.S. biotechnology company Alopexx Pharmaceuticals LLC simultaneously signed (i) a collaboration agreement, and (ii) an option for a license on an antibody for the prevention and treatment of infections originating in the bacterium that causes plague and other serious infections.

•

At end September 2009, sanofi-aventis and Merrimack Pharmaceuticals Inc. signed an exclusive global licensing and collaboration agreement covering the MM-121 molecule for the management of solid malignancies.

•

In May 2009, sanofi-aventis signed a global license agreement in oncology with the biotechnology company Exelixis, Inc. for XL147 and XL765, and simultaneously signed an exclusive research collaboration agreement for the discovery of inhibitors of Phosphoinositide-3 Kinase (PI3K) for the management of malignant tumors.

•

In September 2003, sanofi-aventis signed a collaboration agreement in oncology with Regeneron Pharmaceuticals Inc. (Regeneron) to develop the Vascular Endothelial Growth Factor (VEGF) Trap program. Under the terms of the agreement, sanofi-aventis will pay 100% of the development costs of the VEGF Trap. Once a VEGF Trap product starts to be marketed, Regeneron will repay 50% of the development costs (originally paid by sanofi-aventis) in accordance with a formula based on Regeneron’s share of the profits.

•

In November 2007, sanofi-aventis signed another collaboration agreement with Regeneron to discover, develop and commercialize fully-human therapeutic antibodies. This agreement was broadened, and its term extended; on November 10, 2009. Under the terms of the development agreement, sanofi-aventis committed to fund 100% of the development costs of Regeneron’s antibody research program until 2017. Once a product begins to be marketed, Regeneron will repay out of its profits (provided they are sufficient) half of the development costs borne by sanofi-aventis.

Sanofi-aventis has also entered into the following major agreements, which are currently in a less advanced research phase:

•

December 2010: a global licensing and patent transfer agreement with Ascendis Pharma (Ascendis) on the proprietary Transcon Linker and Hydrogel Carrier technology developed by Ascendis for precise, time-controlled release of therapeutic active ingredients into the body. The agreement will enable sanofi-aventis to develop, manufacture and commercialize products combining this technology with active molecules for the treatment of diabetes and related disorders.

•

December 2010: alliance with Avila Therapeutics Inc. (Avila) to discover target covalent drugs for the treatment of cancers, directed towards six signaling proteins that are critical in tumor cells. Under the terms of the agreement, sanofi-aventis will have access to Avila’s proprietary AvilomicsTM platform offering “protein silencing” for these pathogenic proteins.

•

December 2010: an exclusive global licensing option with Oxford BioTherapeutics for three existing antibodies, plus a research and collaboration agreement to discover and validate new targets in oncology.

•

September 2010: alliance with the Belfer Institute of Applied Cancer Science at the Dana-Farber Cancer Institute (DFCI) to identify novel targets in oncology for the development of new therapeutic agents directed towards these targets and their associated biomarkers. Under the terms of the agreement, sanofi-aventis will have access to the Belfer Institute’s anticancer target identification and validation platform and to its translational medicine resources. Sanofi-aventis also has an option over an exclusive license to develop, manufacture and commercialize novel molecules directed towards the targets identified and validated under this research collaboration.

•

June 2010: alliance with Regulus Therapeutics Inc. to discover, develop and commercialize novel micro-RNA therapeutics, initially in fibrosis. Sanofi-aventis also received an option, which if exercised, would provide access to the technology to develop and commercialize other micro-RNA based therapeutics, beyond the first four targets.

•

June 2010: exclusive global collaboration and license agreement with Ascenta Therapeutics, a U.S. biopharmaceutical company, on a number of molecules that could restore apoptosis (cell death) in tumor cells.

•	October 2009: agreement with Micromet, Inc. to develop a BiTE® antibody against a tumor antigen present at the surface of carcinoma cells.

•

May 2009: collaboration and licensing agreement with Kyowa Hakko Kirin Co., Ltd., under which sanofi-aventis obtained the worldwide rights to the anti-LIGHT fully human monoclonal antibody. This anti-LIGHT antibody is presently at preclinical development stage, and is expected to be first-in-class in the treatment of ulcerative colitis and Crohn’s disease.

In the Vaccines segment, sanofi pasteur has entered into a number of collaboration agreements. Milestone payments relating to development projects under those agreements amounted to €0.3 billion in 2010.

In December 2009, sanofi pasteur signed a donation letter to the World Health Organization (WHO). The terms of the agreement committed sanofi pasteur to donate 10% of its future output of vaccines against A(H1N1), A(H5N1) or any other influenza strain with pandemic potential, up to a maximum of 100 million doses. Since this agreement was put in place, sanofi pasteur has already donated to the WHO some of the doses covered by the commitment.

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

•

Business combinations. As discussed in Note B.3. “Business combinations and transactions with non-controlling interests” to our consolidated financial statements included at Item 18 of this annual report, business combinations are accounted for by the acquisition method. The acquiree’s identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria of IFRS 3 “Business combinations” are measured initially at their fair values as at the acquisition date, except for non-current assets classified as held for sale, which are measured at fair value less costs to sell. Business combinations completed on or after January 1, 2010 are accounted for in accordance with the revised IFRS 3 and the revised IAS 27, “Consolidated and individual financial statements”. In particular, contingent consideration to former owners agreed in a business combination, e.g. in the form of milestone payments upon the achievement of certain R&D milestones, is recognized as a liability at fair value as of the acquisition date. Any subsequent changes in amounts recorded as a liability are recognized in the consolidated income statement.

•

Goodwill impairment and intangible assets. As discussed in Note B.6. “Impairment of property, plant and equipment, intangible assets, and investments in associates and joint ventures” and in Note D.5. “Impairment of intangible assets and property, plant and equipment” to our consolidated financial statements included at Item 18 of this annual report, we test our intangible assets periodically for impairment. The most significant intangible assets that we test for impairment are those resulting from the business combination of Sanofi-Synthélabo and Aventis in 2004. We test for impairment on the basis of the same objective criteria that were used for the initial valuation. Our initial valuation and ongoing tests are based on the relationship of the value of our projected future cash flows associated with the asset to either the purchase price of the asset (for its initial valuation) or the carrying amount of the asset (for ongoing tests). The determination of the underlying assumptions relating to the recoverability of intangible assets is subjective and requires the exercise of considerable judgment. Key assumptions relating to goodwill impairment and intangible assets are the perpetual growth rate and the post-tax discount rate. Any changes in key assumptions could result in an impairment charge. A sensitivity analysis to the key assumptions is performed and disclosed in Note D.5. “Impairment of intangible assets and property, plant and equipment” to our consolidated financial statements included at Item 18 of this annual report.

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

Depending on the discount rate used, the pension and post-retirement benefit expense could vary within a range of outcomes and have a material effect on equity because in applying IAS 19 (Employee Benefits), we have elected to recognize all actuarial gains and losses (including the impact of a change in discount rate) immediately through equity. A sensitivity analysis to discount rate is performed in Note D.19.1. “Provisions for pensions and other benefits” to our consolidated financial statements included at Item 18 of this annual report.

Depending on the expected long term rate of return on plan assets used, the pension and post-retirement benefit expense could vary within a range of outcomes and have a material effect on reported earnings. A sensitivity analysis to expected long term rate of return is performed in Note D.19.1. “Provisions for pensions and other benefits” to our consolidated financial statements included at Item 18 of this annual report.

•Deferred taxes. As discussed in Note B.22. “Income tax expense” to our consolidated financial statements included at Item 18 of this annual report, we account for deferred taxes using the liability method, whereby deferred income taxes are recognized on tax loss carry-forwards, and on the difference between the tax base and carrying amount of assets and liabilities. We calculate our deferred tax assets and liabilities using enacted tax rates applicable for the years during which we estimate that the temporary differences are expected to reverse. We do not recognize deferred tax assets when it is more likely than not that the deferred tax assets will not be realized. The estimates of recognized deferred tax assets are based on our assumptions regarding future profits and the timing of reversal of temporary differences. These assumptions are regularly reviewed; however, final deferred income tax could differ from those estimates.

•

Provisions for risks. Sanofi-aventis and its subsidiaries and affiliates may be involved in litigation, arbitration or other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights, compliance and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures. As discussed in Note B.12. “Provisions for risks” at Item 18 of this annual report, we record a provision where we have a present obligation, whether legal or constructive, as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and when a reliable estimate can be made of the amount of the outflow of resources. For additional details regarding the financial impact of provisions for risks see Notes D.19.3. “Other provisions” and D.22. “Legal and Arbitral Proceedings” to our consolidated financial statements included at Item 18 of this annual report.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

On December 16, 2009, the Board of Directors declared its intent to appoint Serge Weinberg as non- executive Chairman of the Board of Directors to replace Jean-François Dehecq, who was approaching the age limit set in the Company’s articles of association. This appointment took place on May 17, 2010, and was consistent with the decision of the Board of Directors to separate the office of Chairman from the office of Chief Executive Officer, effective from January 1, 2007.

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

The Chief Executive Officer must be no more than 65 years old.

Limits placed by the Board on the powers of the Chief Executive Officer

The Board of Directors Meeting of July 28, 2009 set limits on the powers of the Chief Executive Officer. The prior authorization of the Board of Directors is required to commit sanofi-aventis to investments, acquisitions and divestments in the following cases:

•	a €500 million cap for each undertaking pertaining to a previously approved strategy; and

•	a €150 million cap for each undertaking not pertaining to a previously approved strategy.

When the consideration payable to the contracting parties for such undertakings includes potential installment payments subject to the achievement of future results or objectives, such as the registration of one or more products, the caps are calculated by adding the various payments due from signature of the contract until (and including) filing of the first application for marketing authorization in the United States or in Europe.

Board of Directors

Sanofi-aventis is administered by a Board of Directors with fourteen members.

Since May 14, 2008, the terms of office of these directors have been staggered, such that in each year from 2010 to 2012 approximately one-third of the Board will be required to seek re-election each year.

During its meeting on February 24, 2011, the Board discussed the issue of director independence. Out of the fourteen directors, half were regarded as independent: Uwe Bicker, Lord Douro, Jean-René Fourtou, Claudie Haigneré, Carole Piwnica, Klaus Pohle and Gérard Van Kemmel.

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

Composition of the Board of Directors as of December 31, 2010

Serge Weinberg Chairman of the Board	Date of birth Nationality First elected Term expires	February 10, 1951 French December 2009 2011

1,500 shares

Other current directorships and appointments
• Chairman of the Appointments and Governance Committee and of the Strategy Committee of sanofi-aventis
• Chairman of Weinberg Capital Partners, Financière Piasa, Piasa Holding and Corum (Switzerland)
• Director of Piasa, Team Partners Group and VL Holding
• Manager of Alret and Maremma
• Member of the Supervisory Committee of Amplitude Group and Financière BFSA
• Vice Chairman and Director of Financière Poinsétia and Financière Sasa
• Member of the Supervisory Board of Schneider Electric
• Weinberg Capital Partners’ representative on the Board of Alliance Industrie and Sasa Industrie

Education and business experience
• Graduate in law
• Degree from the Institut d’Etudes Politiques
• Studies at the ENA (Ecole Nationale d’Administration)

1976-1982	Sous-Préfet and then Chief of Staff of the French Budget Minister (1981)
1982-1987	Deputy General Manager of FR3 (the French Television Channel) and then Chief Executive Officer of Havas Tourisme
1987-1990	Chief Executive Officer of Pallas Finance
1990-2005	Various positions at PPR group including Chairman of the Management Board for 10 years

Past directorships held since 2006
• Chairman of the Board of Accor (2006-2009)
• Director of Alliance Industrie (2006-2008), of Road Holding (2007-2008) and of Rasec (2006-2010)
• Member of the Board of Pharma Omnium International (2006-2010)
• Member of the Supervisory Board of Rothschild & Cie (until 2010)
• Member of the Supervisory Board of Gucci Group (Netherlands, until 2010)
• Director of Fnac (until 2010) and of Rothschild Concordia (until 2010)

Christopher Viehbacher Chief Executive Officer Director	Date of birth Nationalities First elected Term as director expires	March 26, 1960 German and Canadian December 2008 2014

10,000 shares

Other current directorships and appointments
• Chairman of the Executive Committee and the Management Committee of sanofi-aventis
• Member of the Strategy Committee of sanofi-aventis
• Chairman of the Board of Directors of PhRMA (United States)
• Vice Chairman of EFPIA (Belgium)
• Member of the Board of Directors of Research America (United States) and Burroughs Wellcome Fund (United States)
• Member of the Board of Visitors of Fuqua School of Business, Duke University (United States)
• Member of the Board of Business Roundtable (United States)

Education and business experience
• Graduate in Commerce of Queens University (Ontario-Canada); certified public accountant

• Began his career at PricewaterhouseCoopers Audit

1998-2008	Various positions at the GSK group, including President Pharmaceutical Operations for North America

Past directorships held since 2006

•	Director of GlaxoSmithkline plc until November 2008 (United Kingdom)
•	Member of the Board of Triangle United Way (United States, 2003-2008), of Cardinal Club (United States, 2004-2008) and GlaxoSmithKline NC Foundation (United States, 2003-2008)
•	Vice Chairman of Portfolio Management Board of GSK plc (United Kingdom, 2007-2008)
•	Member of Advisory Council of Center for Healthcare Transformation (United States, until 2010)

Uwe Bicker Independent Director	Date of birth Nationality First elected Term expires	June 14, 1945 German May 2008 2012

600 shares

Other current directorships and appointments

•	Member of the Strategy Committee of sanofi-aventis
•	Chairman of the Supervisory Board of Siemens Healthcare Diagnostics Holding GmbH (Germany)
•	Vice Chairman of the Supervisory Board of Epigenomics AG (Germany)
•	Member of the Supervisory Board of Future Capital AG (Germany) and Definiens AG (Germany)
•	Director of Fondation Aventis (Foundation, Germany)
•	Chairman of the Board of Marburg University (Germany)
•	Member of the Board of Trustees of Bertelsmann Stiftung (Bertelsmann Foundation, Germany)
•	Member of the Advisory Board of Morgan Stanley (Germany)

Education and business experience

•	Doctorate in chemistry and in medicine
•	Honorary Doctorate, Klausenburg University
•	Honorary Senator, Heidelberg University

1975-1994 1994-2004 Since 1983	Various positions at Boehringer Mannheim GmbH (later Roche AG) Various positions at Hoechst group Professor at the Medical Faculty of Heidelberg

Past directorships held since 2006

N/A

Robert Castaigne	Date of birth	April 27, 1946
Director	Nationality	French
	First elected	February 2000
	Last reappointment	May 2008
	Term expires	2014

500 shares

Other current directorships and appointments

•	Member of the Audit Committee of sanofi-aventis
•	Director of Vinci, Société Générale and Compagnie Nationale à Portefeuille (Belgium)
•	Member of the Audit Committee of Compagnie Nationale à Portefeuille (Belgium)
•	Member of the Audit, Internal control and Risk Committee of Société Générale
•	Member of the Financial Statements Committee of Vinci

Education and business experience

•	Degree from the Ecole Centrale de Lille and the Ecole Nationale Supérieure du Pétrole et des Moteurs
•	Doctorate in economic sciences

1972-2008	Various positions at the Total Group, including Chief Financial Officer and member of the Executive Committee (June 1994 — May 2008)

Past directorships held since 2006

• Chairman and Chief Executive Officer of Total Chimie (1996-2008) and of Total Nucléaire (1992-2008)
• Director of Elf Aquitaine (2000-2008), of Hutchinson (1995-2008), of Total Gestion Filiales (1994-2008),
of Omnium Insurance & Reinsurance Company Ltd (Bermuda, 1996-2008), of Petrofina (Belgium, 1999-
2008), of Total Upstream UK Ltd (United-Kingdom, 2005-2008), Total Gabon (2003-2008), of Arkema
(2000-2006) and of Alphega (Bermuda, 2000-2006)

Thierry Desmarest Director	Date of birth Nationality First elected Last reappointment Term expires	December 18, 1945 French February 2000 May 2008 2011

500 shares

Other current directorships and appointments

•	Member of the Compensation Committee, the Appointments and Governance Committee and the Strategy Committee of sanofi-aventis
•	Director and Honorary President of Total SA
•	Director of L’Air Liquide, Renault SA, Renault SAS
•	Chairman of the Nominating and Governance Committee of Total S.A.
•	Member of the Compensation Committee of Total S.A.
•	Chairman of Fondation Total and l’Ecole Polytechnique (Foundations)
•	Member of the Appointments and Governance Committee and the Compensation Committee of L’Air Liquide
•	Chairman of the International Strategy Committee, member of the Remuneration Committee and member of the Industrial Strategy Committee of Renault SA
•	Director, member of the Appointments and Governance Committee, member of the Human Resources and Compensation Committee of Bombardier Inc. (Canada)
•	Member of the Board of Directors of l’Ecole Polytechnique
•	Director of Musée du Louvre

Education and business experience

•	Degree from L’Ecole Polytechnique and L’Ecole Nationale Supérieure des Mines de Paris

Since 1981	Various positions at the Total group including Chairman and Chief Executive Officer (1995-2007). Chairman of the Board of Directors (February 2007-May 2010); since May 21, 2010. Honorary President of Total SA and Member of the Board of Directors as well as the Chairman of the Total foundation.

Past directorships held since 2006

•	Chairman and Chief Executive Officer of Elf Aquitaine (2000-2007)
•	Chairman and Chief Executive Officer of Total S.A. (1995-2007)
•	Chairman of the Board of Directors of Total (2007-2010)
•	Member of the Supervisory Board of Areva (2001-2010)

Lord Douro Independent Director	Date of birth Nationality First elected Last reappointment Term expires	August 19, 1945 British May 2002 May 2006 2014

1,000 shares

Other current directorships and appointments

• Member of the Appointments and Governance Committee and of the Strategy Committee of sanofi-aventis

• Chairman of Richemont Holdings UK Ltd and Kings College London (United Kingdom)

• Director of Pernod Ricard, Compagnie Financière Richemont AG (Switzerland), Abengoa Bioenergy (Spain) and GAM Worldwide (United Kingdom)

• Advisor of Crédit Agricole (United Kingdom)

• Member of the Appointments Committee and of the Compensation Committee of Compagnie Financière Richemont AG (Switzerland)

• Director of RIT Capital (United Kingdom)

• Chairman of the Remuneration Committee and the Conflicts Committee of RIT Capital (United Kingdom)

• Member of the Nominations Committee of RIT Capital (United Kingdom)

Education and business experience • Degree from Oxford University

1979-1989	Member of the European Parliament
1995-2000	Chairman of Sun Life & Provincial Holdings Plc
2003-2007	Commissioner of English Heritage (United Kingdom)

Past directorships held since 2006 • Member of the Compensation Committee and the Appointments Committee of Pernod Ricard

Jean-René Fourtou Independent Director	Date of birth Nationality First elected Last reappointment Term expires	June 20, 1939 French August 2004 May 2008 2012

4,457 shares

Other current directorships and appointments

• Member of the Compensation Committee, the Appointments and Governance Committee and the Strategy Committee of sanofi-aventis

• Chairman of the Supervisory Board of Vivendi and of Groupe Canal +

• Member of the Supervisory Board of Maroc Telecom (Morocco)

• Director of Axa Millésimes SAS, and Nestlé (Switzerland)

Education and business experience • Degree from the Ecole Polytechnique

1963-1986	Various positions at the Bossard group, including Chairman and Chief Executive Officer (1977-1986)
1986-1999 1999-2004	Chairman and Chief Executive Officer of Rhône-Poulenc Vice Chairman of the Management Board, Vice Chairman of the Supervisory Board and member of the Strategy Committee of Aventis
2002-2005	Chairman and Chief Executive Officer of Vivendi

Past directorships held since 2006

•  Vice President then member of the Supervisory Board of AXA (1990-2009)

•  Director of Cap Gemini (2005-2009)

•  Director of NBC Universal Inc. (United States, 2004-2010)

Claudie Haigneré Independent Director	Date of birth Nationality First elected Term expires	May 13, 1957 French May 2008 2012

500 shares

Other current directorships and appointments

•  Member of the Compensation Committee and the Appointments and Governance Committee of sanofi-aventis

•  Chairman of the Board of Directors of La Géode

•  Chairman of Universcience (Cité des Sciences and Palais de la Découverte)

•  Vice President of the IAA (International Academy of Astronautics)

•  Director of France Telecom, of Aéro-Club de France, of Fondation de France, of Fondation CGénial and of Fondation d’Entreprise L’Oréal (Foundations)

•  Member of Académie des Technologies, Académie des Sports and Académie Nationale de l’Air et de l’Espace

•  Member of the Strategy Committee of France Telecom

Education and business experience

•	Rheumatologist, doctorate in sciences majoring in neurosciences
•	Selected in 1985 by CNES (French National Space Center) as a candidate astronaut

1984-1992	Rheumatologist, Cochin Hospital (Paris)
1996	Scientific space mission to the MIR space station (Cassiopée Franco-Russian mission)
2001	Technical and scientific space mission to the International Space Station (Andromède mission)
2002-2004	Deputy Minister for Research and New Technologies in French government
2004-2005	Deputy Minister for European Affairs

Past directorships held since 2006

•	Chairman of the Cité des Sciences and Palais de la Découverte until 2009

Igor Landau Director	Date of birth Nationality First elected Last reappointment Term expires	July 13, 1944 French August 2004 May 2008 2011

12,116 shares

Other current directorships and appointments

•	Chairman of the Supervisory Board of Adidas-Salomon (Germany)
•	Director of HSBC France and INSEAD
•	Member of the Supervisory Board of Allianz AG (Germany)

Education and business experience

•	Degree from the Ecole des Hautes Etudes Commerciales (HEC) and from INSEAD (Master of Business Administration)

1968-1970	Chief Executive Officer of the German subsidiary of La Compagnie du Roneo (Frankfurt)
1971-1975	Management consultant at McKinsey (Paris)
1975-2004	Various positions at the Rhône-Poulenc group, including member of the Management Board of Aventis (1999-2002) and Chairman of the Management Board of Aventis (2002-2004)
2001-2005	Director of Essilor
2002-2005	Director of Thomson (now called Technicolor)

Past directorships held since 2006

•	Member of the Supervisory Board of Dresdner Bank (Germany, 2003-2006)

Christian Mulliez Director	Date of birth Nationality First elected Last reappointment Term expires	November 10, 1960 French June 2004 May 2010 2014

1,324 shares

Other current directorships and appointments

•	Vice President, General Manager Administration and Finance of L’Oréal
•	Chairman of the Board of Directors of Regefi
•	Director of DG 17 Invest, L’Oréal USA Inc., The Body Shop International (United Kingdom) and Galderma Pharma (Switzerland)

Education and business experience

•	Degree from the Ecole Supérieure des Sciences Economiques et Commerciales (ESSEC)

1984-2002	Various positions at Synthélabo and then at Sanofi-Synthélabo, including Vice President Finance
Since 2003	Executive Vice President Administration and Finance L’Oréal

Past directorships held since 2006

N/A

Lindsay Owen-Jones Director	Date of birth Nationality First elected Last reappointment Term expires	March 17, 1946 British May 1999 May 2008 2012

15,000 shares

Other current directorships and appointments

•	Member of the Compensation Committee, of the Appointments and Governance Committee and of the Strategy Committee of sanofi-aventis
•	Chairman of the Board of Directors of L’Oréal
•	Chairman of the Strategy and Implementation Committee of L’Oréal
•	Chairman of the Board of Directors of Fondation d’Entreprise L’Oréal (Foundation)
•	Chairman of Alba Plus, L’Oréal UK Ltd (United Kingdom) and L’Oréal USA Inc. (United States)
•	Director of Ferrari S.p.A. (Italy)

Education and business experience

•	Bachelor of Arts (Hons) from Oxford University and degree from INSEAD

Since 1969	Various positions at the L’Oréal group, including Chairman and Chief Executive Officer (1988-2006) and Chairman of the Board of Directors since April 25, 2006
1989-2005	Director of BNP Paribas

Past directorships held since 2006

•	Chief Executive of L’Oréal (1988-2006)
•	Vice-President and member of the Supervisory Board of L’Air Liquide (2001-2006)
•	Vice-Chairman of the Board of Directors of L’Air Liquide (2006-2009)
•	Director of Galderma Pharma until 2006

Carole Piwnica(1) Independent Director	Date of birth Nationality First elected (Co-optation) Term expires	February 12, 1958 Belgian December 2010 2012

Other current directorships and appointments

•	Chief executive officer of Naxos UK Ltd (United Kingdom)
•	Director and Chairman of the Committee of Governance, Compensation and Appointment of Eutelsat Communications
•	Director of Louis Delhaize (Belgium) and Amyris Inc. (United States)
•	Director, Chairman of the Corporate Responsibility Committee and member of the Compensation Committee of Aviva Plc (United Kingdom)

Education and business experience

•	Degree in law, Université Libre de Bruxelles
•	Masters in law, New York University
•	Admitted to Paris and New York Bars

1985-1991	Attorney at Proskauer, Rose (NY) and Shearman & Sterling (Paris) with practice in mergers and acquisitions
1991-1994	General Counsel of Gardini & Associés
1994-2000	Chief Executive Officer of Amylum France, then Chairman of Amylum Group

Past directorships held since 2006

•	Director of Dairy Crest Plc (United Kingdom, 2007-2010)
•	Vice-Chairman and Director of Tate & Lyle Plc (United Kingdom, 1996-2006) and Vice-Chairman for Governmental Affairs (2000-2006)
•	Director of the CIAA (Confederation of the Food and Drink Industries of the European Union) (1996-2006)
•	Director of Toepfel GmbH (Germany, 1996-2010) and of Spadel (Belgium, 1998-2004)
•	Member of the Ethical Committee of Monsanto (United States, 2006-2009)

Klaus Pohle Independent Director	Date of birth Nationality First elected Last reappointment Term expires	November 3, 1937 German August 2004 May 2008 2012

2,500 shares

Other current directorships and appointments

•  Chairman of the Audit Committee of sanofi-aventis

•  Director of Labelux Group GmbH (Switzerland)

•  Director and Chairman of the Audit Committee of Coty Inc., New York, (United States)

•  Professor of business administration at Berlin Institute of Technology (Germany)

(1)   In accordance with the Articles of Association, Carole Piwnica will buy 500 shares.

Education and business experience

• Doctorate in law from Frankfurt University (Germany)

• Doctorate in economics from Berlin University (Germany)

• Masters in law from Harvard University

• Professor of Business Administration at the Berlin Institute of Technology

1966-1980	Various positions at the BASF group
1981-2003	Deputy Chief Executive Officer and Chief Financial Officer of Schering AG
2003-2005	Chairman of the German Accounting Standards Board

Past directorships held since 2006

• President of the Supervisory Board (in 2008) and Vice-President of the Supervisory Board of Hypo Real Estate Holding AG, Munich (Germany)

• Member of the Supervisory Board of DWs investment GmbH (Germany, prior to 2005-2009)

Gérard Van Kemmel Independent Director	Date of birth Nationality First elected Last reappointment Term expires	August 8, 1939 French May 2003 May 2007 2011

500 shares

Other current directorships and appointments

• Chairman of the Compensation Committee, Member of the Audit Committee and the Appointments and Governance Committee of sanofi-aventis

• Director of Europacorp

• Member of the Audit Committee of Europacorp

Education and business experience • Graduate of the Ecole des Hautes Etudes Commerciales (HEC) • MBA degree from the Stanford Business School

1966-1995	Various positions including President of Arthur Andersen and Andersen Consulting in France (1976-1995) and Chairman of the Board of Arthur Andersen Worldwide (1989-1994)
1996-1997	Advisor, French Finance Minister
1997-2006	Various positions at Cambridge Technology Partners (Chief Operating Officer) and at Novell (Chairman EMEA)

Past directorships held since 2006

• Europe Chairman of Novell (United States, 2004-2006)

• Director of Groupe Eurotunnel

• Director of Eurotunnel NRS Holders Company Limited (United Kingdom, until 2010)

During 2010 the Board of Directors met nine times, with an overall attendance rate among Board members of more than 90.17%. This attendance rate is particularly high, given that several meetings were called at short notice, largely as a result of the project to acquire Genzyme. Notwithstanding, participation in Board meetings by conference call remained limited to extraordinary meetings, and applied to only a limited number of directors.

Several changes in the composition of the Board of Directors occurred in 2010. Jean-Marc Bruel did not seek reappointment upon expiration of his term on May 17, 2010. On the same day, following the Shareholder’s General Meeting Jean-François Dehecq resigned as a Director. On July 1, 2010, Patrick de La Chevardière

announced his resignation as a Director, and on December 15, 2010, Carole Piwnica was co-opted by the Board of Directors to serve for his remaining term of office, subject to shareholder ratification at the upcoming General Meeting scheduled for May 6, 2011.

Executive Committee

The Executive Committee is chaired by the Chief Executive Officer.

The Committee meets twice a month, and has the following permanent members:

•	Christopher Viehbacher, Chief Executive Officer;

•	Olivier Charmeil, Senior Vice President Vaccines;

•	Jérôme Contamine, Executive Vice President Chief Financial Officer;

•	Karen Linehan, Senior Vice President Legal Affairs and General Counsel;

•	Philippe Luscan, Senior Vice President Industrial Affairs;

•	Roberto Pucci, Senior Vice President Human Resources;

•	Hanspeter Spek, President Global Operations; and

•	Elias Zerhouni, President, Global Research and Development

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the executive officers of Sanofi-Aventis are set forth below. The business address and phone number of each such executive officer is c/o Sanofi-Aventis, 174, avenue de France, 75013 Paris, France, +33 1 53 77 40 00. Unless otherwise indicated, each executive officer is a citizen of France.

Christopher Viehbacher

Chief Executive Officer

Chairman of the Executive Committee

Date of birth : March 26, 1960

Christopher Viehbacher was appointed as Chief Executive Officer in 2008, and is a member of the Strategy Committee.

For additional information regarding his professional education and business experience see “Composition of the Board of Directors as of December 31, 2010” in “A. Directors and Senior Management” on this Item 6.

Christopher Viehbacher is a citizen of Germany and Canada.

Olivier Charmeil

Senior Vice President Vaccines since January 1, 2011

Date of birth : February 19, 1963

Olivier Charmeil is a graduate of HEC (Ecole des Hautes Etudes Commerciales) and of the Institut d’Etudes Politiques in Paris. From 1989 to 1994, he worked in the Mergers & Acquisitions department of Banque de l’Union européenne. He joined Sanofi Pharma in 1994 as head of Business Development. Subsequently, he held various posts within the Group, including Chief Financial Officer (Asia) for Sanofi-Synthélabo in 1999 and Attaché to the Chairman, Jean-François Dehecq, in 2000, before being appointed as Vice President, Development within the Sanofi-Synthélabo International Operations Directorate, where he was responsible for China and support functions. In 2003, Olivier Charmeil was appointed Chairman and Chief Executive Officer of Sanofi-Synthélabo France, before taking the post of Senior Vice President, Business Management and Support within the Pharmaceutical Operations Directorate. In this role, he piloted the operational integration of Sanofi-Synthélabo and Aventis. He was appointed Vice President Pharma Operations Asia Pacific in February 2006 and subsequently also had responsibility for Operations Japan and since February 2009 Asia/Pacific & Japan Vaccines. Since January 1, 2011, Olivier Charmeil has been Senior Vice President Vaccines and a member of the Executive Committee.

Jérôme Contamine

Executive Vice President Chief Financial Officer

Date of birth : November 23, 1957

Jérôme Contamine is a Graduate of École Polytechnique (X), and ENSAE, the national statistics and economics engineering school, affiliated with the Ministry of Finance (1982). He also graduated from the ENA (Ecole Nationale d’Administration). After 4 years at the “Cour des Comptes”, as a Senior State General Auditor, he joined Elf Aquitaine in 1988, as advisor to the Chief Financial Officer, and became Group Finance Director & Treasurer in 1991. He became the General Manager of Elf Petroleum Norway in 1995, after being named Deputy Vice President of Elf Upstream Division for Europe and the U.S. In 1999, he was appointed as a member of the taskforce for integration with Total, in charge of the reorganization of the merged entity, TotalFinaElf, and in 2000 became Vice President Europe and Central Asia, Upstream Division of Total. The same year, he joined Veolia Environnement as CFO and Deputy General Manager. In 2003, he was appointed Vice-President Senior Executive, Deputy Chief Executive Officer, Financial Director of Veolia Environnement. Jérôme Contamine was appointed Executive Vice President, Chief Financial Officer (CFO) of sanofi-aventis in March 2009.

Karen Linehan

Senior Vice President Legal Affairs and General Counsel

Date of birth : January 21, 1959

Karen Linehan graduated from Georgetown University with Bachelor of Arts and Juris Doctorate degrees. Prior to practicing law, Ms. Linehan served on the congressional staff of the Speaker of the U.S. House of Representatives from September 1977 to August 1986. Until December 1990, she was an Associate in a mid-size law firm in New York. In January 1991, she joined Sanofi as Assistant General Counsel of its U.S. subsidiary. In July 1996, Ms. Linehan moved to Paris to work on international matters within the Group and she has held a number of positions within the Legal Department, most recently as Vice President — Deputy Head of Legal Operations. She was appointed to her current position in March 2007.

Karen Linehan is a citizen of the United States of America and Ireland.

Philippe Luscan

Senior Vice President Industrial Affairs

Date of birth : April 3, 1962

Philippe Luscan is a graduate of the École Polytechnique and the École des Mines in Biotechnology in Paris. He began his career in 1987 as a Production Manager at Danone. In 1990, he joined the Group as Director of the Sanofi Chimie plant at Sisteron, France, and subsequently served as Industrial Director of Sanofi in the United States, as Vice President Supply Chain and as Vice President Chemistry in September 2006. He was appointed to his present position effective September 2008.

Roberto Pucci

Senior Vice President Human Resources

Date of birth : December 19, 1963

Roberto Pucci has a Law degree from the University of Lausanne, Switzerland. He started his career in 1985 at Coopers & Lybrand in Geneva, Switzerland as an external auditor. He then joined Hewlett-Packard (HP) in 1987, where he held various positions in Human Resources in Switzerland and Italy including HR Manager for the European Headquarters and Human Resources Director in Italy. In 1999, he became Director, Compensation & Benefits for Agilent Technologies, a spin off from HP, and was appointed Vice President Human Resources Europe in 2003. In 2005 he moved to the United States to join Case New Holland, a subsidiary of the Fiat Group, as Senior Vice President, Human Resources, and was appointed, in 2007, Executive Vice President, Human Resources for the Fiat Group in Torino, Italy. He was appointed to his present position in October 2009.

Roberto Pucci is a citizen of Italy and Switzerland.

Hanspeter Spek

President Global Operations

Date of birth : November 5, 1949

Hanspeter Spek graduated from business school in Germany. In 1974, he completed a management training program at Pfizer International, and then joined Pfizer RFA as a junior product manager. He served in various positions at Pfizer RFA, including as manager of the marketing division. Mr. Spek joined Sanofi Pharma GmbH, a German subsidiary of Sanofi, in 1985 as Marketing Director, and served in various positions in Germany and then at Sanofi in France, before being named Senior Vice President Europe following the merger with Synthélabo in 1999. He served as Executive Vice President, International Operations from October 2000, until January 2003, when he was named in charge of worldwide operations of Sanofi-Synthélabo. He was appointed Executive Vice President, Pharmaceutical Operations in August 2004 and then President, Global Operations in November 2009.

Hanspeter Spek is a citizen of Germany.

Elias Zerhouni

President, Global Research and Development since January 2011

Date of birth : April 12, 1951

After completing his initial training in Algeria, Dr. Zerhouni continued his academic career at the Johns Hopkins University and Hospital (United States) where he is currently professor of Radiology and Biomedical engineering and senior adviser for Johns Hopkins Medicine. He served as Chair of the Russell H. Morgan Department of Radiology and Radiological Sciences, Vice Dean for Research and Executive Vice Dean of the School of Medicine from 1996 to 2002 before his appointment as Director of the National Institutes of Health of the United States of America from 2002 to 2008. Dr. Zerhouni was received as member of the US National Academy of Sciences’ Institute of Medicine in 2000. He was recently appointed as Chair of Innovation at the College de France and elected member of the French Academy of Medicine in 2010. In February 2009, Sanofi-Aventis named Dr. Zerhouni Scientific Advisor to the Chief Executive Officer and to the Senior Vice-President Research & Development. Since January 1, 2011, Dr. Zerhouni is President Global Research & Development and serves on the Executive Committee of Sanofi-Aventis.

Dr. Zerhouni is a citizen of the United States of America.

As of December 31, 2010, none of the members of the Executive Committee had any principal business activities outside of sanofi-aventis.

The Executive Committee is assisted by a broadly based Management Committee representing the principal services of the Group. The Management Committee is made up of the members of the Executive Committee and 13 additional senior managers. Of the 21 members of the Management Committee, 4 are women, representing approximately 19% of the total.

B. Compensation

Compensation and pension arrangements for corporate officers

Christopher Viehbacher has held the office of Chief Executive Officer since December 1, 2008. The compensation of the Chief Executive Officer is determined by the Board of Directors with reference to compensation paid to the chief executive officers of leading global pharmaceutical companies and leading companies in the CAC 40 stock market index. The Chief Executive Officer receives fixed compensation, benefits in kind, and variable compensation. In addition, he may be granted stock options and performance shares. The overall compensation package is set by the Board of Directors on the recommendation of the Compensation Committee. In accordance with the AFEP-MEDEF corporate governance code, stock options granted to the Chief Executive Officer are subject to performance conditions (for a more detailed description of the performance conditions see below under “— Christopher Viehbacher” for the compensation payable, stock options granted and performance shares awarded to Christopher Viehbacher).

Jean-François Dehecq held the office of non-executive Chairman of the Board of Directors from January 1, 2010 until May 17, 2010 when Serge Weinberg took office. The Chairman of the Board also chairs the Strategy Committee and the Appointments and Governance Committee. In accordance with the Internal Rules of the Board and in close collaboration with the Senior Management, he represents the Company in high-level dealings with governmental bodies and with the Group’s key partners, both nationally and internationally; he plays a role in defining major strategic choices, especially as regards mergers, acquisitions and alliances. He maintains regular contact with the Chief Executive Officer, so that each is kept fully informed of the other’s actions.

Serge Weinberg received attendance fees for the period prior to his appointment as Chairman of the Board of Directors on May 17, 2010, and since then has received fixed compensation and certain benefits in kind but no variable compensation, stock options, performance shares or attendance fees. Jean-François Dehecq received fixed compensation, certain benefits in kind and variable compensation.

The overall compensation package of the Chairman is set by the Board of Directors on the recommendation of the Compensation Committee.

The Chairman of the Board and the Chief Executive Officer do not receive attendance fees in connection with their role as directors or members of Board committees of sanofi-aventis. Likewise, the Chairman of the Board does not receive attendance fees in connection with his chairmanship of the Appointments and Governance Committee or the Strategy Committee.

Serge Weinberg

Compensation awarded to Serge Weinberg

(in euros)	2010	2009
Compensation payable for the year (details provided in the table below)	480,158	6,215
Value of stock subscription options awarded during the year	N/A	N/A
Value of performance shares awarded during the year	N/A	N/A
Total	480,158	6,215

Compensation payable and paid to Serge Weinberg

	2010		2009
(in euros)	Payable	Paid	Payable	Paid
Fixed compensation (1)	439,748	439,748	0	0
Variable compensation	N/A	N/A	N/A	N/A
Exceptional compensation	N/A	N/A	N/A	N/A
Attendance fees	35,625	6,215	6,215	0
Benefits in kind	4,785	4,785	0	0
Total	480,158	450,748	6,215	0

The amounts reported are gross amounts before taxes.

(1)	Fixed compensation payable in respect of a given year is paid during that year.

On May 17, 2010, upon the recommendation of the Compensation Committee, the Board of Directors set the terms of the compensation of Serge Weinberg.

For 2010, his fixed compensation was set at an annual rate of €700,000. Serge Weinberg does not receive any variable compensation, stock options, or performance shares. For 2010, the fixed compensation of Serge Weinberg as non-executive Chairman was paid on a pro rata basis.

Attendance fees relate to the period starting December 15, 2009 and ending May 17, 2010 prior to Serge Weinberg becoming Chairman. Consequently, in line with the Company’s compensation policy applicable to the Chairman and the Chief Executive Officer, Serge Weinberg no longer receives any attendance fees as a Director since his appointment as Chairman of the Board.

The amount reported for benefits in kind relates principally to a company car.

Serge Weinberg does not benefit from the sanofi-aventis top-up pension plan which covers Christopher Viehbacher.

Christopher Viehbacher

Christopher Viehbacher took office as Chief Executive Officer on December 1, 2008.

Compensation, options and shares awarded to Christopher Viehbacher

(in euros)	2010	2009
Compensation payable for the year (details provided in the table below)	3,605,729	3,669,973
Value of stock subscription options awarded during the year (1)	2,499,750	1,237,500
Value of performance shares awarded during the year (2)	887	2,221,700
Total	6,106,366	7,129,173

(1)	Valued at date of grant using the Black & Scholes method.
(2)

Valued at date of grant. The value is the difference between the quoted market price of the share on the award date and the dividends to be paid over the next three years. Christopher Viehbacher waived the 2010 allocation.

Compensation payable and paid to Christopher Viehbacher

	2010		2009
(in euros)	Payable	Paid	Payable	Paid
Fixed compensation (1)	1,200,000	1,200,000	1,200,000	1,200,000
Variable compensation (2)	2,400,000	2,400,000	2,400,000	0
Exceptional compensation (3)	0	0	0	2,200,000
Attendance fees	0	0	0	0
Benefits in kind	5,729	5,729	69,973	69,973
Total	3,605,729	3,605,729	3,669,973	3,469,973

The	amounts reported are gross amounts before taxes.

(1)	Fixed compensation payable in respect of a given year is paid during that year.
(2)	Variable compensation in respect of a given year is determined and paid at the start of the following year
(3)	Exceptional compensation corresponds to a benefit payable upon his starting to hold office.

The fixed compensation of Christopher Viehbacher for 2009 and 2010 was €1,200,000.

In 2009 and 2010, the variable compensation of Christopher Viehbacher could have represented between 0% and 200% of his fixed compensation and was based half on quantitative criteria and half on qualitative criteria. In the event of exceptional performance, it could have exceeded 200% of the fixed compensation.

The quantitative criteria included trends in our net sales relative to the objectives set by us and by our competitors (factor 2), trends in our current operating income (operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation) relative to the objectives set by us and by our competitors (factor 3), and trends in our adjusted earnings per share excluding selected items (which was a non-GAAP financial measure used until the end of 2009) (factor 5).

These criteria were assessed by reference to the performances of the leading global pharmaceutical companies.

The qualitative criteria related to leadership and strategic choices, adaptation of our structures to the industry’s environment, reconfiguration of our research efforts, commitment in terms of organic and external growth, and the quality of investor communications.

Taking into account the above mentioned criteria, the performance of the Company and the contribution of Christopher Viehbacher during 2010, the Board of Directors fixed his variable compensation for 2010 at €2,400,000, i.e., 200% of the fixed portion of his compensation. His 2010 variable compensation is to be paid in 2011.

The amount reported for benefits in kind relates to a company car.

Stock options awarded to Christopher Viehbacher in 2010

Origin	Date of Board grant	Nature of the options	Value (in €)	Number of options awarded in 2010	Exercise price (in €)	Exercise period
Sanofi -aventis	03/01/10	Subscription options	2,499,750	275,000	54.12	03/03/2014 02/28/2020

On March 1, 2010, the Board of Directors granted 275,000 stock subscription options to Christopher Viehbacher. All of his stock options are subject to a performance condition. The performance condition must be fulfilled each financial year preceding the exercise period (2010, 2011, 2012 and 2013), and requires the ratio of business net income (which was a non-GAAP financial measure used until the end of 2009) to net sales to be at least 18% (see “Item 5. Operating and Financial Review and Prospects — Sources of Revenues and Expenses — Business Net Income”). The Board of Directors, upon the advice of the Compensation Committee, determined that these performance criteria were met for 2009 and 2010.

Using the Black & Scholes method, each option in the March 1, 2010 grant was valued at €9.09, valuing the total benefit at €2,499,750.

Stock options held by Christopher Viehbacher

Origin	Date of Board grant	Nature of the options	Value (in €)	Number of options awarded	Exercise price (in €)	Exercise period
Sanofi -aventis	03/02/09	Subscription options	1,237,500	250,000	45.09	03/04/2013 03/01/2019
Sanofi -aventis	03/01/10	Subscription options	2,499,750	275,000	54.12	03/03/2014 02/28/2020

On March 2, 2009, 250,000 stock subscription options were granted to Christopher Viehbacher: 200,000 in accordance with what had been contemplated on the announcement of his appointment in September 2008, and 50,000 more as part of the 2009 stock option plan. All of his stock options are subject to a performance condition. The performance condition must be fulfilled for each financial year preceding the exercise period (2009, 2010, 2011 and 2012), and requires the ratio of adjusted net income excluding selected items (which was a non-GAAP financial measure used until the end of 2009) to net sales to be at least 18%. The Board of Directors upon the advice of the Compensation Committee, determined that these performance criteria were met for 2009 and 2010.

The options awarded to the Chief Executive Officer in 2010 represent 0.8% of the maximum total grant approved at the Shareholders’ Annual General Meeting of April 17, 2009 (2.5% of our share capital) and 3.38% of the total grant made to all of the beneficiaries on March 1, 2010.

As of the date of this annual report, the number of outstanding options held by Christopher Viehbacher represented 0.04% of the share capital as of December 31, 2010.

Christopher Viehbacher did not exercise any stock options in 2009 or 2010. None of his stock option plans is currently exercisable.

Performance shares awarded to Christopher Viehbacher in 2010

Origin	Date of Board award	Number of performance shares awarded in 2010	Value (in €)	Acquisition date	Availability date
Sanofi-aventis	10/27/10	20	887	10/27/2012	10/28/2014

Like all Group employees with at least three months’ service, Christopher Viehbacher was awarded 20 shares as part of Share 2010, a global restricted share plan.

Performance shares awarded to Christopher Viehbacher

At year end 2010 and as of the date of this annual report, Christopher Viehbacher had been awarded:

Origin	Date of Board award	Number of performance shares awarded	Value (in €)	Acquisition date	Availability date
Sanofi-aventis	03/01/10	65,000	2,221,700	03/03/2011	03/04/2013

On March 2, 2009, in accordance with what had been contemplated on the announcement of his appointment in September 2008, 65,000 performance shares were awarded to Christopher Viehbacher. All of his performance shares are subject to a performance condition. The performance condition must be fulfilled each financial year preceding the vesting of the shares (2009 and 2010), and requires the ratio of adjusted net income excluding selected items (which was a non-GAAP financial measure used until the end of 2009) to net sales to be at least 18%. The value of each performance share amounts €34.18, valuing the total benefit at €2,221,700.

On February 24, 2011, the Board of Directors, acting on the recommendations of the Compensation Committee, determined that the conditions to the March 2, 2009 grant had been met. As a result the performance conditions have been fulfilled.

The March 2, 2009 grant of performance shares will vest on March 3, 2011, and will remain subject to a mandatory lock-up period.

The shares awarded to Christopher Viehbacher in 2009 represent 0.49% of the maximum total grant approved at the Shareholders’ Annual General Meeting of April 17, 2009 (1% of our share capital) and 5.44% of the total grant made to all of the beneficiaries on March 2, 2009.

Performance shares awarded to Christopher Viehbacher which became available in 2010.

No performance shares awarded to Christopher Viehbacher became available in 2010.

Performance shares awarded to Christopher Viehbacher

As of the date of this annual report, the number of performance shares awarded to Christopher Viehbacher represented 0.005% of the share capital as of December 31, 2010.

Pension arrangements for Christopher Viehbacher

Christopher Viehbacher is covered by the sanofi-aventis top-up defined benefit pension plan. The sanofi-aventis plan is offered to all executives of sanofi-aventis and its French subsidiaries who meet the eligibility criteria specified in the plan rules, extended to corporate officers, including currently Christopher Viehbacher. This plan was set up on October 1, 2008 as the final stage in the process of harmonizing the status of personnel across the French subsidiaries.

This top-up defined-benefit pension plan is offered to executives (within the meaning of the AGIRC regime — Association Générale des Institutions de Retraite des Cadres, a confederation of executive pension funds) of sanofi-aventis and its French subsidiaries who meet the eligibility criteria specified in the plan rules; the benefit is contingent upon the plan member ending his or her career within the Group. The plan is reserved for executives with at least ten years’ service whose annual base compensation has for ten years exceeded four times the French social security ceiling, and is wholly funded by the Company.

Based on the assumptions used in the actuarial valuation of this plan, approximately 460 executives are potentially eligible for this plan, almost all of them active executives.

The top-up pension, which may not exceed 37.50% of final salary, is in the form of a life annuity, and is transferable as a survivor’s pension. The annuity is based on the arithmetical average of the three highest years’ average annual gross compensation (fixed plus variable) paid during the five years (not necessarily consecutive) preceding final cessation of employment. This reference compensation is capped at 60 times the French social security ceiling (“PASS”) applicable in the year in which the rights vest. The annuity varies according to length of service (capped at 25 years) and supplements the compulsory industry schemes, subject to a cap on the total pension from all sources equal to 52% of final compensation.

The admission of Christopher Viehbacher to this plan was approved by the Shareholders’ General Meeting of April 17, 2009.

Jean-François Dehecq

Compensation, options and shares awarded to Jean-François Dehecq

(in euros)	2010	2009
Compensation payable for the year (details provided in the table below)	4,710,599	2,279,995
Value of stock subscription options awarded during the year	0	0
Value of performance shares awarded during the year	0	0
Total	4,710,599	2,279,995

Compensation payable and paid to Jean-François Dehecq

	2010		2009
(in euros)	Payable	Paid	Payable	Paid
Fixed compensation (1)	541,665	541,665	1,300,000	1,300,000
Variable compensation (2)	368,062	1,343,062	975,000	975,000
Exceptional compensation	3,799,032	3,799,032	0	0
Attendance fees	0	0	0	0
Benefits in kind	1,840	1,840	4,995	4,995
Total	4,710,599	5,685,599	2,279,995	2,279,995

The amounts reported are gross amounts before taxes.

(1)	Fixed compensation payable in respect of a given year is paid during that year.
(2)

Generally, variable compensation in respect of a given year is determined and paid at the start of the following year. As an exception, variable compensation for 2010 was determined and paid in 2010, when Jean-François Dehecq left office.

For 2010, the fixed compensation and the terms and conditions of the variable compensation of Jean-François Dehecq were maintained on a pro rata basis for the remainder of his term as Chairman of the Board of Directors, i.e. until May 2010.

For 2010, the variable compensation of Jean-François Dehecq was based 25% on a quantitative criterion and 75% on qualitative criteria.

The quantitative criterion used was linked to adjusted earnings per share excluding selected items (which was a non-GAAP financial measure used until the end of 2009).

The qualitative criteria were essentially based on the support provided to the Chief Executive Officer, leadership of the Board of Directors, input on the Group’s global strategy, and representation of the high-level interests of the Group.

The variable compensation could have represented between 60% and 75% of his fixed compensation.

Taking into account the abovementioned criteria, the performance of the Company and the input of the Chairman of the Board of Directors during 2010, the Board of Directors set the variable compensation of Jean-François Dehecq for 2010 at €368,062.50, i.e., 75% of the fixed portion of his compensation pro rated through May 17, 2010. His variable compensation was paid in 2010.

The amount reported for benefits in relates to a company car.

No stock options and no shares were granted in 2010. However, under the rules plan, he keeps the benefits of the share subscription options previously awarded.

Pension arrangements for Jean-François Dehecq

Jean-François Dehecq was covered by the Sanofi-Synthélabo top-up defined-benefit pension plan established in 2002 (and amended January 1, 2008) offered to executives of sanofi-aventis and its French subsidiaries who meet the eligibility criteria specified in the plan rules, the benefit of which is contingent upon the plan member ending his or her career within the Group. The plan is wholly funded by the Company.

Based on the assumptions used in the actuarial valuation of this plan, 91 executives are beneficiaries or potentially eligible for this plan.

Effective October 1, 2008, this plan was closed to any new eligible executive following the harmonization of the top-up defined-benefit pension plans of the French subsidiaries of the Aventis Group (including the Vaccine Division) and the Sanofi-Synthélabo Group, which merged in 2005. Nevertheless, it was replaced by the substantially similar “sanofi-aventis” plan. It is offered to all executives (within the meaning of the AGIRC regime — Association Générale des Institutions de Retraite des Cadres, a confederation of executive pension funds) of sanofi-aventis and its French subsidiaries, extended to corporate officers, including Christopher Viehbacher (see above).

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

In accordance with the generally applicable rules of the French compulsory pension schemes (social security, ARRCO and AGIRC) and the rules of the Sanofi-Synthélabo top-up defined benefit plan, Jean-François Dehecq requested the liquidation of his pension plans on May 17, 2010, with benefits commencing June 1, 2010. Between June 1 and December 31, 2010, the gross annual pension that he received from the top-up defined benefit plan amounted to €454,387, which would amount on a full year basis to an annual gross pension of €778,944.

Severance arrangements for Jean-François Dehecq

Jean-François Dehecq’s termination benefit was approved at successive Shareholders’ Annual General Meetings, most recently that of May 14, 2008. Payment of the termination benefit, which was equivalent to 20 months of his last total compensation (fixed plus variable), was contingent upon fulfillment of two out of three performance criteria.

The first criterion was that the sanofi-aventis share price had outperformed the CAC 40 index since he first took office as Chairman and Chief Executive Officer of the Company on February 15, 1988.

The two other criteria, fulfillment of which would be assessed over the three financial years preceding his ceasing to hold office, were:

•

the average of the ratios of adjusted net income excluding selected items (which was a non-GAAP financial measure used until the end of 2009) to net sales for each financial year had to be at least 15%.

•	the average of the ratios of operating cash flow before changes in working capital to net sales for each financial year had to be at least 18%.

Payment of the termination benefit was not limited to non-voluntary departure linked to a change in control or strategy, but also covered retirement. This commitment was approved before the adoption of the AFEP-MEDEF corporate governance code. Following the liquidation of his pension plans in May 2010, sanofi-aventis executed its contractual obligations in favor of Jean-François Dehecq.

On May 17, 2010, upon the recommendation of the Compensation Committee, and in accordance with the provisions of the general meeting of May 14, 2008, the Board of Directors acknowledged that the conditions for awarding Jean-François Dehecq a termination benefit equivalent to 20 months of his last total compensation (fixed plus variable) had been fulfilled. The Board of Directors authorized termination benefit to be paid in full. This termination benefit, amounting to €3,799,032, was paid in May 2010.

These provisions exclude all other termination benefits for any reason whatsoever.

Commitments in favor of the Chairman and the Chief Executive Officer in office as of December 31, 2010.

Executive director	Contract of employment	Top-up pension plan	Compensation or benefits payable or potentially payable on termination of office	Compensation payable under non-competition clause
Serge Weinberg	No	No	No	No
Christopher Viehbacher	No	Yes	Yes	No

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

Lock-up period for shares obtained on exercise of stock options by, or disposition of performance shares, by the Chief Executive Officer

Until he ceases to hold office, the Chief Executive Officer will be required to retain, in the form of sanofi-aventis shares, 50% of any capital gains (net of taxes and social contributions) obtained by the exercise of stock options or upon disposition of performance shares awarded by sanofi-aventis. He must hold these shares as registered shares.

As called for by the AFEP-MEDEF corporate governance code, the Charter of the sanofi-aventis Board of Directors forbids the Chief Executive Officer from contracting any hedging instruments in respect of his own interests, and, as far as sanofi-aventis is aware, no such instruments have been contracted.

Compensation and pension payments for directors other than the Chairman and the Chief Executive Officer

Attendance fees

The table below shows amounts paid to each member of the sanofi-aventis Board of Directors in respect of 2009 and 2010, including those whose term of office ended during the year.

Attendance fees in respect of 2009, the amount of which was set by the Board meeting of March 1, 2010, were paid in 2010.

Attendance fees in respect of 2010, the amount of which was set by the Board meeting of February 24, 2011, will be paid in 2011.

For 2010, the basic annual attendance fee was set at €15,000, apportioned on a time basis for directors who assumed or left office during the year.

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

The attendance fee payable to a Director who participates by conference call or by videoconference is equivalent to half of the attendance fee received by a French Director who attends in person.

As an exception, some meetings give entitlement to a single attendance fee :

•	If on the day of a Shareholders’ General Meeting, the Board of Directors meets before and after the Meeting, only one attendance fee is paid for both.

•	If a Director participates in a meeting of the Compensation Committee and in a meeting of the Appointments and Governance Committee the same day, only one attendance fee is paid for both.

If necessary, a reduction coefficient is applied to this scale in order to keep attendance fees within the total attendance fee entitlement.

(in euro)	2010					2009
Name	Attendance fees in respect of 2010 to be paid in 2011		Pensions paid in 2010	Total theoretical compensation (6)	Total effective compensation (7)	Attendance fees in respect of 2009 to be paid in 2010		Pensions paid in 2009	Total theoretical compensation (8)	Total effective compensation (9)
	fixed	variable				fixed	Variable
Uwe Bicker	15,000	98,500		113,500	105,848	15,000	71,000		86,000	85,519
Jean-Marc Bruel(1)	5,625	47,500	141,380	194,505	190,923	15,000	90,000	376,189	481,189	480,601
Robert Castaigne	15,000	107,500		122,500	114,241	15000	107,500		122,500	121,814
Patrick de La Chevardière (2)	7,500	15,000		22,500	20,983	15,000	27,500		42,500	42,262
Thierry Desmarest	15,000	92,500		107,500	100,253	15,000	62,500		77,500	77,066
Lord Douro	15,000	116,000		131,000	122,168	15,000	79,000		94,000	93,474
Jean-René Fourtou	15,000	97,500	1,618,818	1,731,318	1,723,733	15,000	62,500	1,602,013	1,679,513	1,679,079
Claudie Haigneré	15,000	65,000		80,000	74,607	15,000	60,000		75,000	74,580
Igor Landau	15,000	42,500	2,216,308	2,273,808	2,269,931	15,000	47,500	2,193,300	2,255,800	2,255,450
Christian Mulliez	15,000	42,500		57,500	53,623	15,000	47,500		62,500	62,150
Lindsay Owen-Jones	15,000	62,500		77,500	72,275	15,000	47,500		62,500	62,150
Klaus Pohle	15,000	143,500		158,500	147,814	15,000	141,000		156,000	155,127
Carole Piwnica(3)	0	0		0	0	0	0		0	0
Gunter Thielen (4)	0	0		0	0	12,500	22,000		34,500	34, 307
Gérard Van Kemmel	15,000	142,500		157,500	146,882	15,000	127,500		142,500	141,702
Serge Weinberg (5)	5,625	30,000		35,625	33,223	1,250	5,000		6,250	6,215
Total	183,750	1,103,000	3,976,506	5,263,256	5,176,504	208,750	998,000	4,171,502	5,378,252	5,371,496
Total attendance fees (theoretical)	1,286,750					1,206,750
Total attendance fees (effective)	1,199,997					1,199,994

(1)	Left office May 17, 2010. Compensation from January 1, 2010 to May 17, 2010
(2)	Left office July 1, 2010.
(3)	Assumed office December 15, 2010.
(4)	Left office November 24, 2009.
(5)	Assumed office December 16, 2009. Compensation until May 17, 2010.
(6)	Before reducing pro rata by 0.93%
(7)	After reducing pro rata by 0.93%.
(8)	Before reducing pro rata by 0.56%.
(9)	After reducing pro rata by 0.56%.

Pensions

The amount recognized in 2010 in respect of corporate pension plans for directors with current or past executive responsibilities at sanofi-aventis (or companies whose obligations have been assumed by sanofi-aventis) was €2.4 million.

As retirees, Jean-Marc Bruel, Jean-René Fourtou and Igor Landau are covered by the “GRCD” top-up pension plan instituted in 1977 for senior executives of Rhône-Poulenc. This plan was amended in 1994, 1996, 1999 and 2003, and currently applies to 2 active executives, 3 early retirees and 26 retired executives. At its meeting of February 11, 2008, the Board of Directors decided to close this plan to new entrants. Christopher Viehbacher does not benefit from this top-up pension plan.

Compensation of senior management

The compensation of the other Executive Committee members is based on an analysis of the practices of major global pharmaceutical companies and the recommendation of the Compensation Committee.

In addition to fixed compensation, these key executives receive variable compensation, the amount of which is determined by the actual performance and growth of the business areas for which he or she is responsible. Variable compensation generally represents 60% to 110% of their fixed compensation.

These compensation packages may be supplemented by the granting of stock options and performance shares (see “Item 6. Directors, Senior Management and Employees — E. Share Ownership” for details of the related plans).

In 2010, total gross compensation before social charges paid to or accrued for the members of our Executive Committee in office in 2010, including the Chief Executive Officer, amounted to €12.3 million. Fixed compensation represented €5.6 million for the members of the Executive Committee.

Origin	Date of shareholder authorization	Date of Board grant	Grant to Executive Committee Members	Start date of exercise period	Expiration date (2)	Purchase price (in €)	Number exercised as of 12/31/2010	Number canceled as of 12/31/2010	Number outstanding
Sanofi-Aventis	05/31/07	12/13/07	520,000	12/14/11	12/13/17	62.33	0	0	520,000
Sanofi-Aventis	05/31/07	03/02/09	650,000	03/04/13	03/01/19	45.09	0	50,000	600,000
Sanofi-Aventis	04/17/09	03/01/10	805,000	03/03/14	02/28/20	54.12	0	50,000	755,000

In 2010, 805,000 stock options were granted to the nine members of our Executive Committee (including the 275,000 stock options granted to Christopher Viehbacher). On March 1, 2010, the Board of Directors decided upon the recommendation of the Compensation Committee to subject all the stock options granted to the Chief Executive Officer and half of the stock options granted to the other members of the Executive Committee to a performance condition. The performance condition must be fulfilled for each financial year preceding the exercise period (2010, 2011, 2012 and 2013), and requires the ratio of business net income (which was a non-GAAP financial measure used until the end of 2009) to net sales to be at least 18% (see “Item 5. Operating and Financial Review and Prospects — Business Net Income”). The Board of Directors, upon the advice of the Compensation Committee, determined that these performance criteria were met for 2009 and 2010.

As of December 31, 2010, 2,671,777 options had been granted to the members of our Executive Committee. As of the same date, 2,353,762 options granted to the members of our Executive Committee were outstanding. These figures include the options granted to Christopher Viehbacher, who is a member of our Executive Committee. The exercise date and other basic characteristics of such options are set out in the table “— E. Share Ownership — Existing Options Plans as of December 31, 2010” below.

In 2010, 20 restricted shares were awarded to any employee with at least three months’ service, including the members of our Executive Committee (including Christopher Viehbacher) as part of Share 2010, a global restricted share plan. All members of our Executive Committee subsequently renounced delivery of these restricted shares.

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

The total amount accrued and recognized in the income statement for the year ended December 31, 2010 in respect of corporate pension plans for (i) directors with current or past executive responsibilities at sanofi-aventis or at companies whose obligations have been assumed by sanofi-aventis and (ii) members of the Executive Committee was €58.7 million.

This total amount accrued for the year ended December 31, 2009 included €140.3 million for members of the Executive Committee collectively.

C. Board Practices

Neither we nor our subsidiaries have entered into service contracts with members of our Board of Directors providing for benefits upon termination of employment. With respect to Christopher Viehbacher, see also “— B. Compensation — Christopher Viehbacher” above.

Sanofi-aventis follows the guidelines contained in the AFEP-MEDEF corporate governance code as amended.

Since 1999, our Board of Directors has been assisted in its deliberations and decisions by specialist committees. Members of these committees are chosen by the Board from among its members, based on their experience.

Audit Committee

At December 31, 2010, the Audit Committee comprised:

•	Klaus Pohle, Chairman;

•	Robert Castaigne; and

•	Gérard Van Kemmel.

Two of the three members of the Audit Committee are independent Directors as this term is generally employed by the Board. All its members, including Robert Castaigne, are independent within the terms of the Sarbanes-Oxley Act. In addition all three members of this committee have financial or accounting expertise as a result of their training and work experience and qualify both as financial experts under French standards and as financial experts within the terms of the Sarbanes-Oxley Act and French legislation. See “Item 16A. Audit Committee Financial Expert.” The Committee must be composed of at least three Directors; neither the Chairman nor the Chief Executive Officer may be members. At least two-thirds of its members must be independent, and a Director belonging to another company the audit committee of which includes a sanofi-aventis Director may not be appointed to the Audit Committee.

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

The Committee interviews the person responsible for internal audit, and gives its opinion on the organization of the internal audit function. The Committee receives the internal audit reports or a periodic summary of these reports.

The Committee reviews the scope of consolidation and, as the case may be, the reasons why companies are included in or excluded from such scope.

The Committee has authority to consult external experts at the Company’s expense, after first informing the Chairman of the Board or the Board of Directors, and shall report on its use of such authority to the Board of Directors.

The examination of the financial statements by the Audit Committee is accompanied by a presentation by the statutory auditors highlighting key issues not only regarding the financial results but also the elective accounting treatments used, along with a presentation by the Chief Financial Officer describing the Group’s risk exposure and significant off balance sheet commitments.

In addition, the Committee:

•	directs the selection process for the statutory auditors when their mandates are due for renewal, submits the results of this process to the Board of Directors, and issues a recommendation;

•	is informed of the fees paid to the statutory auditors, ensures that the signatory partners are rotated, and oversees compliance with other rules relating to auditor independence;

•

with the statutory auditors, assesses any factors that may compromise the auditors’ independence and any measures taken to mitigate such risk; the Committee ensures in particular that the amount of fees paid by the Company and the Group, or the percentage such fees represent of the auditors’ firms or networks, are not likely to compromise the auditors’ independence;

•	approves in advance any request for the statutory auditors to provide services that are incidental or complementary to the audit of the financial statements, in accordance with applicable law;

•	ensures that internal early warning procedures relating to accounting, internal accounting controls and audit are in place and applied; and

•	ensures that independent Directors receive no compensation other than attendance fees.

During 2010, the Audit Committee met seven times.

Compensation Committee

At December 31, 2010, this Committee was composed of:

•	Gérard Van Kemmel, Chairman;

•	Thierry Desmarest;

•	Jean-René Fourtou;

•	Claudie Haigneré; and

•	Lindsay Owen-Jones.

The Compensation Committee is composed of five Board members, three of whom are independent. A majority of its members must be independent. No executive Directors may be members and a Director belonging to another company the compensation committee of which includes a sanofi-aventis Director may not be appointed to the Compensation Committee.

The roles of the Compensation Committee are:

•

to make recommendations and proposals to the Board about the compensation, pension and welfare plans, top-up pension plans, benefits in kind and other pecuniary benefits of the executive directors of sanofi-aventis, and about the granting of restricted shares, performance shares and stock options;

•	to define the methods used to set the variable portion of the compensation of the executive directors, and check that these methods are applied;

•	to formulate general policy on the granting of restricted shares, performance shares, and stock options, and to determine the frequency of grants for each category of grantee;

•	to review the system for allocating attendance fees among Directors; and

•	to advise the Chief Executive Officer on the compensation of key senior executives.

The Committee also assists in the preparation of the sections of the Company’s French reference document that describe the Company’s policy with respect to the granting of purchase or subscription options, restricted shares or performance shares, and executive compensation.

The Committee has authority to consult external experts at the Company’s expense, after first informing the Chairman of the Board or the Board of Directors, and shall report on its use of such authority to the Board of Directors.

The Committee is informed of the compensation policy applicable to the key senior executives other than the Chairman and the Chief Executive Officer. On such occasions, the Committee meets in the presence of the Chairman and the Chief Executive Officer.

The Compensation Committee met four times in 2010.

Appointments and Governance Committee

At December 31, 2010, this Committee was composed of:

•	Serge Weinberg, Chairman;

•	Thierry Desmarest;

•	Lord Douro;

•	Jean-René Fourtou;

•	Claudie Haigneré;

•	Lindsay Owen-Jones; and

•	Gérard Van Kemmel.

The Appointments and Governance Committee is composed of seven Board members, four of whom are independent. A majority of its members must be independent.

The roles of the Appointments and Governance Committee are:

•

to recommend suitable candidates to the Board for appointment as Directors or executive officers, taking into account the desired composition of the Board in light of the composition of and changes in the Company’s shareholder base, the experience and skills needed for the Board’s missions, gender balance of the Board;

•	to establish corporate governance rules for the Company, and to oversee the application of those rules;

•

to ensure that there is adequate succession planning for the Company’s executive bodies, in particular through the establishment of a succession plan for the Chairman and the Chief Executive Officer so that replacement solutions may be proposed in the event of an unexpected vacancy;

•	to oversee compliance with ethical standards within the Company and in its dealings with third parties;

•	to organize a procedure for the selection of future independent Directors and to carry out studies of potential candidates prior to any contact therewith;

•

to determine whether each Director qualifies as being independent, both on his or her initial appointment and annually prior to publication of the French reference document, and report its conclusions to the Board of Directors; the Committee may set independence criteria based on those set out in the AFEP-MEDEF code;

•	to debate the skills and/or financial expertise of Directors nominated to the Audit Committee and report its conclusions to the Board of Directors;

•	to propose methods for evaluating the operating procedures of the Board and its Committees and oversee the application of these methods; and

•	to examine the Chairman’s report on corporate governance.

The Committee has authority to consult external experts at the Company’s expense, after first informing the Chairman of the Board or the Board of Directors, and shall report on its use of such authority to the Board of Directors.

The Appointments and Governance Committee met four times in 2010.

Strategy Committee

At December 31, 2010, this Committee was composed of:

•	Serge Weinberg, Chairman;

•	Christopher Viehbacher;

•	Uwe Bicker;

•	Thierry Desmarest;

•	Lord Douro;

•	Jean-René Fourtou; and

•	Lindsay Owen-Jones.

The Strategy Committee is composed of seven Board members, three of whom are independent. The Committee is composed of the Chairman of the Board, the Chief Executive Officer and at least three other Directors.

The Strategy Committee is tasked with assessing major strategic options with a view to the development of the Company’s business.

It briefs the Board of Directors on issues of major strategic interest, such as:

•	acquisition, merger and alliance opportunities;

•	divestment opportunities;

•	development priorities;

•	financial and stock market strategies, and compliance with key financial ratios;

•	potential diversification opportunities; and

•	more generally, any course of action judged essential to the Company’s future.

The Strategy Committee met six times in 2010.

The committee worked in particular on the business plan, external growth opportunities, research and development, and the Oncology and Diabetes divisions.

D. Employees

Number of Employees

As of December 31, 2010, sanofi-aventis employed 101,575 people worldwide. The tables below give a breakdown of employees by geographic area and function as of December 31, 2010. Central and Eastern European countries are included in Other Europe.

Employees by geographic area

	As of December 31,
	2010	%	2009	%	2008	%
France	25,896	25.5%	27,694	26.4%	28,223	28.7%
Other Europe	28,919	28.5%	30,202	28.8%	25,292	25.8%
United States	12,954	12.7%	14,517	13.8%	15,228	15.5%
Japan	3,153	3.1%	3,198	3.1%	3,121	3.2%
Other countries	30,653	30.2%	29,256	27.9%	26,349	26.8%
Total	101,575	100%	104,867	100%	98,213	100%

Employees by function

	As of December 31,
	2010	%	2009	%	2008	%
Sales	32,686	32.2%	34,292	32.7%	33,507	34.1%
Research and Development	16,983	16.7%	19,132	18.3%	18,976	19.3%
Production	37,504	36.9%	36,849	35.1%	31,903	32.5%
Marketing and Support Functions	14,402	14.2%	14,594	13.9%	13,827	14.1%
Total	101,575	100%	104,867	100%	98,213	100%

Industrial Relations

Industrial relations within sanofi-aventis are founded on respect and dialogue. In this spirit, employee representatives and management meet frequently to exchange views, negotiate, sign agreements, and ensure these agreements are being implemented. During 2010, the forums for dialogue with our employees that exist in most of the countries where we operate were kept regularly informed about the Group’s progress and about the transformation program initiated by management in 2009.

At the European level, the sanofi-aventis European Works Council has 40 members and 40 alternates, representing employees from the 27 European Union member states where we operate. During 2010, the European Works Council members received training about the Council’s role and prerogatives in light of changes in the legislative framework.

The Council met in March, April, September and October 2010 to give the employee representatives regular updates about developments in the Group’s various entities (R&D, Industrial Affairs, Commercial Operations, Vaccines, and Support Functions). These developments reflect the adaptations needed for us to remain competitive internationally, to migrate our research and industrial facilities towards biotechnologies, and to adjust our sales forces in response to local regulatory constraints (such as exclusion from reimbursement or price regulation) and to generic competition for some of our flagship products.

These plenary meetings were supplemented by additional meetings with the officers of the European Works Council, providing a more frequent and specific forum for exchanges with the Council on the latest developments in the Group.

We also conducted negotiations throughout the year with employee representatives in each European country affected by the changes. These meetings provided an opportunity for us to explain the changes (commercial operations in Germany, Spain, Italy and France; divestments of sites in England and France; site closures, etc), and to establish employee support measures best suited to local circumstances (internal retraining, outplacement, voluntary redundancy, early retirement, etc). The objective is to inform employee representatives at the earliest possible stage so that their views and proposals can be taken into account.

In order to adapt to the changing U.S. market, including the expected loss of patent exclusivity on a number of major products and increased generic competition, sanofi-aventis made further adjustments to its U.S. workforce in 2010. In October 2010, the Group announced a reorganization of its operational units to rescale and reposition pharmaceutical operations according to the needs of the drug portfolio. Close to one quarter of the workforce was concerned, representing about 1,700 persons mainly in commercial operations. Sanofi-aventis put in place departure conditions for these persons including both financial aspects and outplacement support.

In the rest of the world, we continued to implement an action plan in the Philippines, prepared in response to an employee relations survey conducted in 2009, and also initiated similar surveys in other countries, such as Taiwan and Japan.

The French Group Works Council, consisting of 25 members and 25 alternates plus trade union representatives, met in February, April, July, October and December 2010. During these meetings, the Council was updated on our activities and financial position, on employment trends within the Group in France, and on the status of our transformation program (reorganization of our R&D, Chemicals, and Commercial Operations in France, site divestment, etc) and other ongoing projects (such as the integration of companies acquired in France).

In 2010, five amendments to healthcare and welfare agreements were signed, along with an agreement on a 3% uplift to the minimum guaranteed annual salary.

A further five amendments to collective compensation agreements were signed in order to extend them to the employees of Oenobiol and Fovea, acquired in 2009.

In addition, specific agreements were signed at sites operated by individual Group companies (sanofi-aventis Recherche et Développement, Sanofi Winthrop Industrie, Sanofi Chimie, Sanofi-aventis France, sanofi pasteur and sanofi-aventis groupe), for example on the adoption of chemical industry classification at entity level.

In line with our ongoing policies on the employment of seniors and the prevention of psychosocial risks, a number of initiatives were taken in France during 2010:

•

Employment of seniors: the Group action plan is being rolled out at entity level (R&D, Industrial Affairs, Vaccines, etc), including the introduction by Human Resources of a voluntary career development interview with employees aged over 45 (potentially involving some 12,000 people).

•

Prevention of psychosocial risks: the Group-wide agreement signed in December 2009 is being implemented through a broad range of initiatives at our 37 sites across France, including training and awareness programs for management, staff, and Health and Safety Committees. In addition, we will be setting up a “Stress Observatory” at Group level early in 2011.

Finally, negotiations were conducted throughout 2010 on issues such as ergonomics, training, strategic workforce planning, and employment; these will continue in 2011.

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

The amount distributed by our French companies during 2010 in respect of voluntary profit-sharing for the year ended December 31, 2009 represented 4.3% of total payroll.

In June 2008, sanofi-aventis signed a three-year Group-wide agreement, effective from the 2008 financial year, and applicable to all French companies more than 50% owned by sanofi-aventis. Under the agreement, payments under the Group voluntary profit-sharing scheme are linked to growth in our adjusted net income excluding selected items (which was a non-GAAP financial measure used until the end of 2009). The current agreement will be renegotiated in 2011.

Statutory Scheme (Participation des salariés aux résultats de l’entreprise)

The scheme is a French legal obligation for companies with more than 50 employees that made a profit in the previous financial year.

The amount distributed by our French companies during 2010 in respect of the statutory scheme for the year ended December 31, 2009 represented 6.8% of total payroll.

In November 2007, sanofi-aventis signed a new Group-wide agreement for an indefinite period, covering all the employees of our French companies.

An amendment to this agreement was signed in April 2009, primarily to bring the agreement into line with a change in French legislation (Law 2008-1258 of December 3, 2008) designed to protect against erosion in purchasing power, under which each qualifying employee can elect to receive some or all of his or her profit-sharing bonus without regard to the normally applicable mandatory lock-up period.

Distribution Formula

In order to favor lower-paid employees, the voluntary and statutory profit-sharing agreements entered into since 2005 split the benefit between those entitled as follows:

-	60% on the basis of presence during the year; and

-	40% on the basis of annual salary, up to a limit of three times the Social Security ceiling.

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

In June 2010, 78.4% of the employees who benefited from the profit-sharing schemes opted to invest in the collective retirement savings plan.

In 2010, €114.7 million and €55.5 million were invested in the Group savings scheme and the collective retirement savings plan respectively through the voluntary and statutory schemes for 2009, and through top-up contributions.

Employee Share Ownership

At December 31, 2010, shares held by employees of sanofi-aventis and of related companies and by former employees under Group employee savings schemes amounted to 1.44% of the share capital.

E. Share Ownership

Senior Management

Members of the Executive Committee hold shares of our Company amounting in the aggregate to less than 1% of the Company’s share capital.

At December 31, 2010, a total of 2,671,777 options had been granted to the members of the Executive Committee (plans existing or closed in 2010) and 2,353,762 unexercised options to subscribe for or to purchase sanofi-aventis shares were held by the members of the Executive Committee. These figures include the options granted to Christopher Viehbacher, who is a member of the Executive Committee. The terms of these options are summarized in the tables below.

In 2010, 710 stock options were exercised by members of the Executive Committee.

Existing Option Plans as of December 31, 2010

As of December 31, 2010, a total of 82,270,928 options were outstanding, including 5,847,276 options to purchase sanofi-aventis shares and 76,423,652 options to subscribe for sanofi-aventis shares. Out of this total, 55,663,453 were immediately exercisable, including 5,847,276 options to purchase shares and 49,816,177 options to subscribe for shares.

Stock options (which may be options to subscribe for shares or options to purchase shares) are granted to employees, the Chairman and the Chief Executive Officer by the Board of Directors on the basis of recommendations from the Compensation Committee.

Granting options is a way of recognizing the beneficiary’s contribution to the Group’s development, and also of securing his or her future commitment to the Group.

For each plan, the Compensation Committee and the Board of Directors assess whether it should take the form of options to subscribe for shares or options to purchase shares, based on criteria that are primarily financial.

A list of beneficiaries is submitted by the Senior Management to the Compensation Committee, which reviews the list and then submits it to the Board of Directors, which grants the options. The Board of Directors also sets the terms for the exercise of the options (including the exercise price) and the lock-up period. The exercise price never incorporates a discount, and must be at least equal to the average of the quoted market prices on the 20 trading days preceding the date of grant by the Board. Stock option plans generally specify a vesting period of four years.

In accordance with the AFEP-MEDEF corporate governance code, all grants of options to the Chief Executive Officer are subject to performance conditions. The Board of Directors also applies performance conditions to other beneficiaries. (see “— B. Compensation — Compensation and pension arrangements for corporate officers”).

At its meeting of March 1, 2010, in addition to the 275,000 stock options granted to Christopher Viehbacher, the Board of Directors granted 5,727 beneficiaries a total of 7,846,355 options to subscribe for one sanofi-aventis share each (representing 0.6% of our share capital before dilution). Half the stock options granted to the members of the Executive Committee and all the stock options granted to Christopher Viehbacher are subject to a performance condition. The performance condition must be fulfilled for each financial year preceding the exercise period (2010, 2011, 2012 and 2013), and requires the ratio of business net income to net sales to be at least 18% (see “Item 5. Operating and Financial Review and Prospects — Business Net Income”).

Options granted to the Chief Executive Officer in 2010 represented 0.8% of the maximum total grant approved at the Shareholders’ Annual General Meeting of April 17, 2009 (2.5% of our share capital) and 3.38% of the total grant made to all of the beneficiaries on March 1, 2010.

Share Purchase Option Plans

Origin	Date of shareholder authorization	Date of Board grant	Number of options initially granted	- to corporate officers (1)	- to the 10 employees granted the most options (2)	Start date of exercise period	Expiration date	Purchase price (in €)	Number exercised as of 12/31/2010	Number canceled as of 12/31/2010	Number outstanding
Synthélabo	6/28/1990	12/15/1993	364,000	130,000	104,000	12/15/1998	12/15/2013	6.36	352,600	5,200	6,200
Synthélabo	6/28/1990	10/18/1994	330,200	0	200,200	10/18/1999	10/18/2014	6.01	319,300	0	10,900
Synthélabo	6/28/1990	1/12/1996	208,000	0	52,000	1/12/2001	1/12/2016	8.56	188,730	0	19,270
Synthélabo	6/28/1990	4/05/1996	228,800	0	67,600	4/05/2001	4/05/2016	10.85	194,130	0	34,670
Synthélabo	6/28/1990	10/14/1997	262,080	0	165,360	10/14/2002	10/14/2017	19.73	227,638	5,200	29,242
Synthélabo	6/28/1990	6/25/1998	296,400	148,200	117,000	6/26/2003	6/25/2018	28.38	285,880	0	10,520
Synthélabo	6/23/1998	3/30/1999	716,040	0	176,800	3/31/2004	3/30/2019	38.08	390,135	5,720	320,185
Sanofi-Synthélabo	5/18/1999	5/24/2000	4,292,000	310,000	325,000	5/25/2004	5/24/2010	43.25	4,003,464	288,536	0
Sanofi-Synthélabo	5/18/1999	5/10/2001	2,936,500	145,000	286,000	5/11/2005	5/10/2011	64.50	275,061	125,900	2,535,539
Sanofi-Synthélabo	5/18/1999	5/22/2002	3,111,850	145,000	268,000	5/23/2006	5/22/2012	69.94	61,000	149,600	2,880,750

(1)	Comprises the Chairman and Chief Executive Officer, the Chief Executive Officer or equivalent officers as of the date of grant.
(2)	Employed as of the date of grant.

Share Subscription Option Plans

Origin	Date of shareholder authorization	Date of grant	Number of options initially granted	- to corporate officers (1)	- to the 10 employees granted the most options (2)	Start date of exercise period	Expiration date	Subscription price (in €)	Number exercised as of 12/31/2010	Number canceled as of 12/31/2010	Number outstanding
Aventis	5/26/1999	05/11/1999	877,766	0	86,430	05/11/2003	05/11/2010	49.65	586,122	291,644	0
Aventis	5/24/2000	11/14/2000	13,966,871	1,526,087	1,435,000	11/15/2003	11/14/2010	67.93	1,272,007	12,694,864	0
Aventis	5/24/2000	3/29/2001	612,196	0	206,000	3/30/2004	3/29/2011	68.94	28,476	36,964	546,756
Aventis	5/24/2000	11/07/2001	13,374,051	1,068,261	875,200	11/08/2004	11/07/2011	71.39	880,241	2,977,475	9, 516,335
Aventis	5/24/2000	3/06/2002	1,173,913	1,173,913	0	3/07/2005	3/06/2012	69.82	0	7	1,173,906
Aventis	5/14/2002	11/12/2002	11,775,414	352,174	741,100	11/13/2005	11/12/2012	51.34	4,643,971	1,881,231	5,250,212
Aventis	5/14/2002	12/02/2003	12,012,414	352,174	715,000	12/03/2006	12/02/2013	40.48	5,046,091	1,692,290	5,274,033
Sanofi-Synthélabo	5/18/1999	12/10/2003	4,217,700	240,000	393,000	12/11/2007	12/10/2013	55.74	188,780	212,150	3,816,770
Sanofi-aventis	5/31/2005	5/31/2005	15,228,505	400,000	550,000	6/01/2009	5/31/2015	70.38	6,500	1,859,580	13,362,425
Sanofi-aventis	5/31/2005	12/14/2006	11,772,050	450,000	585,000	12/15/2010	12/14/2016	66.91	0	896,310	10,875,740
Sanofi-aventis	5/31/2007	12/13/2007	11,988,975	325,000	625,000	12/14/2011	12/13/2017	62.33	0	749,780	11,239,195
Sanofi-aventis	5/31/2007	03/02/2009	7,736,480	250,000	655,000	03/04/2013	03/01/2019	45.09	620	313,915	7,421,945
Sanofi-aventis	4/17/2009	03/01/2010	7,316,355	0	665,000	03/01/2014	28/02/2020	54.12	0	125,020	7,191,335
Sanofi-aventis	4/17/2009	03/01/2010	805,000	275,000	805,000	03/01/2014	29/02/2020	54.12	0	50,000	755,000

(1)	Comprises the Chairman and Chief Executive Officer, the Chief Executive Officer, or equivalent officers as of the date of grant.
(2)	Employed as of the date of grant.

The main characteristics of our stock options are also described in Note D.15.8 to our consolidated financial statements, included in Item 18 of this annual report.

Awards of Restricted Shares as of December 31, 2010

Since 2009, the Board of Directors has awarded restricted shares to certain employees in order to give them a direct stake in the Company’s future and performances via trends in the share price, as a partial substitute for the granting of stock options.

Restricted shares are awarded to employees on the basis of a list submitted to the Compensation Committee, which then submits the list to the Board of Directors, which awards the shares. The Board of Directors sets the vesting conditions for the award, and any lock-up conditions for the shares.

In 2010, the Board of Directors approved both a targeted plan on March 1, 2010 along the lines of the 2009 plan and a global plan open to all employees with at least three months’ service on October 27, 2010 (Share 2010, described below).

At its meeting of March 1, 2010, the Board of Directors set up two plans:

•	a French plan awarding 531,725 restricted shares to 2,262 beneficiaries, subject to a vesting period of two years followed by a lock-up period of two years; and

•	an international plan awarding 699,524 restricted shares to 3,333 beneficiaries, subject to a vesting period of four years.

No shares were awarded to the members of the Executive Committee, including Christopher Viehbacher, under the March 2010 plans.

At its meeting of October 27, 2010, in accordance with French legislation on earnings from employment enacted on December 3, 2008, the Board of Directors set up Share 2010, the Group’s first global restricted share plan. This plan awarded 20 restricted shares to each Group employee with at least three months’ service at the date of the meeting, subject to a presence condition. Share 2010 was deployed in 95 countries, in two separate plans:

•	a French plan awarding 556,480 restricted shares to 27,824 beneficiaries, subject to a vesting period of two years followed by a lock-up period of two years, and.

•	an International plan awarding 1,544,860 restricted shares to 77,243 beneficiaries, subject to a vesting period of four years.

Under the terms of Share 2010, the members of the Executive Committee (including Christopher Viehbacher) were beneficiaries of the plan, but they subsequently renounced delivery of the shares.

The award of restricted shares in 2010 represents a dilution of about 0.25% of the share capital as of December 31, 2010 before dilution.

Restricted Share Plans

Origin	Date of shareholder authorization	Date of award	Number of shares initially awarded	- to corporate officers (1)	- to the 10 employees awarded the most shares (2)	Date of award	Vesting date	Availability date	Number transferred as of 12/31/2010	Number of rights canceled as of 12/31/2010	Number outstanding
Sanofi-aventis	5/31/07	03/02/09	590,060	65,000	13,900	03/02/09	03/03/11	03/04/13	0	3,126	586,934
Sanofi-aventis	5/31/07	03/02/09	604,004	0	13,200	03/02/09	03/04/13	03/04/13	0	32,571	571,433
Sanofi-aventis	4/17/09	3/01/10	531,725	0	12 600	3/01/10	03/02/12	03/03/14	0	2,788	528,937
Sanofi-aventis	4/17/09	3/01/10	699,524	0	16 530	3/01/10	03/02/14	03/03/14	0	20,200	679,324
Sanofi-aventis	4/17/09	10/27/10	556,480	20	200	10/27/10	10/27/12	10/28/14	0	540	555,940
Sanofi-aventis	4/17/09	10/27/10	1,544,860	0	200	10/27/10	10/27/14	10/28/14	0	340	1,544,520

(1)	Comprises the Chief Executive Officer as of the date of grant.
(2)	Employed as of the date of grant.

As of December 31, 2010, a total of 4,467,088 restricted shares were outstanding as the vesting period of each plan had not yet expired.

Shares Owned by Members of the Board of Directors

As of December 31, 2010, members of our Board of Directors held in the aggregate 50,497 shares, or under 1% of the share capital and of the voting rights, excluding the beneficial ownership of 72,186,832 shares held by Total as of such date which may be attributed to Thierry Desmarest (who disclaims beneficial ownership of such shares) and excluding the beneficial ownership of 118,227,307 shares held by L’Oréal as of such date which may be attributed to Lindsay Owen-Jones or Christian Mulliez (who disclaim beneficial ownership of such shares).

Transactions in Shares by Members of the Board of Directors and comparable persons in 2010

On February 11, 2010, Serge Weinberg bought 900 shares at a price of €52.51 per share and 600 shares at a price of €52.35.

On March 2, 2010, Uwe Bicker, Director, bought 300 shares at a price of €54.67 per share.

On March 9, 2010, Karen Linehan, Senior Vice President Legal Affairs and General Counsel, exercised 710 options to purchase 710 shares at a price of €43.25 per share and sold 710 shares at a price of €56.25 per share (Plan Sanofi-Synthélabo of May 24, 2000).

On March 11, 2010, Lord Douro, Director, bought 450 shares at a price of £50.80 per share.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The table below shows the ownership of our shares as of January 31, 2011, indicating the beneficial owners of our shares. To the best of our knowledge and on the basis of the notifications received as disclosed below, except as described below no shareholder holds more than 5% of our share capital or voting rights.

	Total number of issued shares		Number of actual voting rights (excluding own shares) (3)		Theoretical number of voting rights (including own shares) (4)
	Number	%	Number	%	Number	%
L’Oréal	118,227,307	9.02	236,454,614	15.61	236,454,614	15.55
Total	67,710,891	5.16	134,719,904	8.89	134,719,904	8.86
Treasury shares (1)	6,072,712	0.46	—	—	6,072,712	0.40
Employees (2)	18,682,750	1.43	35,229,250	2.33	35,229,250	2.32
Public	1,100,311,216	83.93	1,108,344,542	73.17	1,108,344,542	72.87
Total	1,311,004,876	100	1,514,748,310	100	1,520,821,022	100

(1)	Includes net position of share repurchases under the Group’s liquidity contract which amounted to 15,000 as of December 31, 2010. Amounts held under this contract vary over time
(2)	Shares held via the sanofi-aventis Group Employee Savings Plan.
(3)	Based on the total number of voting rights as of January 31, 2011.
(4)	Based on the total number of voting rights as of January 31, 2011 as published in accordance with article 223-11 and seq. of the General Regulations of the Autorité des Marchés Financiers (i.e., calculated before suspension of the voting rights of treasury shares).

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

L’Oréal and Total are the only two entities known to hold more than 5% of the outstanding sanofi-aventis ordinary shares. These entities reduced their holdings from 2007 to 2010 after no significant changes in 2006 and 2005. At year end 2006, their respective holdings were 10.52% and 13.13% of our share capital compared to 9.02% and 5.51% on December 31, 2010.

On May 17, 2010, our shareholder Total declared that it had passed below the legal threshold of 10% of voting rights as a result of its share sales, and held as of the declaration date shares representing 5.88% of our share capital and 9.78% of our voting rights.

In accordance with our statuts, shareholders are required to notify us once they have passed the threshold of 1% of our share capital or our voting rights and each time they cross an incremental 1% threshold (see “Item 10. Additional Information — B. Memorandum and Articles of Association — Requirements for Holdings Exceeding Certain Percentages”).

For the year ended December 31, 2010, we were informed that the following share ownership declaration thresholds had been passed:

Amundi declared that it had passed successively above and below the thresholds of 3% and 4% of our share capital as a result of holdings through its mutual funds (fonds communs de placement), and as of its last declarations held 2.99% of our share capital (declaration of November 5, 2010) and 2.88% of our voting rights (declaration of May 26, 2010).

BNP Paribas Asset Management declared that it had passed successively above and below the threshold of 1% of our share capital as a result of holdings through its mutual funds (fonds communs de placement), and as of its last declaration held 0.98% of our share capital and 0.84% of our voting rights (declaration of April 27, 2010).

Crédit Agricole S.A declared that the Crédit Agricole group had passed above the threshold of 1% of our share capital and as of its last declaration held 1.04% of our share capital and 0.89% of our voting rights (declaration of May 21, 2010).

Crédit Suisse declared that it had passed successively above and below the thresholds of 1% and 3% of our share capital, and as of its last declaration held 1.24% of our share capital (declaration of December 16, 2010).

Dodge & Cox declared that it had passed above the threshold of 3% of our share capital and as of its last declaration held 3.01% of our share capital and 2.59% of our voting rights (declaration of October 13, 2010).

Franklin Ressources declared that it had passed above the threshold of 2% of our share capital, and as of its last declaration held 2.01% of our share capital and 1.72% of our voting rights (declaration of May 20, 2010).

L’Oréal, as a result of a share cancellation by sanofi-aventis, declared that it had passively passed above the threshold of 9% of our share capital, and as of its last declaration held 9.02% of our share capital (declaration of May 12, 2010).

Natixis Asset Management declared that it had passed successively above and below the threshold of 2% of our share capital, and as of its last declaration held 1.99% of our share capital (declaration of December 22, 2010).

Total declared that as a result of share sales it had passed successively below the thresholds of 7% and 6% of our share capital (declaration of April 13, 2010) and the thresholds of 12%, 11% and 10% of our voting rights, and as of its last declaration held 5.88% of our share capital and 9.78% of our voting rights (declaration of May 20, 2010).

Since January 1, 2011 we have been informed that the following share ownership declaration thresholds have been passed:

Amundi declared that as a result of share purchases it had passed successively above and below the threshold of 3% of our share capital and as of its last declaration held 2.98% of our share capital (declaration of January 10, 2011).

Crédit Suisse declared that it had passed successively above and below the threshold of 1% or our share capital and as a of its last declaration held 1.02% of our share capital (declaration of February 3, 2011)

Total declared that it had passed below the threshold of 9% of voting rights as a result of its share sales, and as of its last declaration held 5.30% of our share capital and 8.97% of our voting rights (declaration of January 18, 2011).

Individual shareholders (including employees of sanofi-aventis and its subsidiaries, as well as retired employees holding shares via the sanofi-aventis Group Employee Savings Plan) hold approximately 7% of our share capital. Institutional shareholders (excluding L’Oréal and Total) hold approximately 73% of our share capital. Such shareholders are primarily American (26.1%), French (18.6%) and British (10.1%). German institutions hold 3.2% of our share capital, Swiss institutions hold 1.9%, institutions from other European countries hold 7.6% and Canadian institutions hold 1.1% of our share capital. Other international institutional investors (excluding those from Europe and the United States) hold approximately 4.3% of our share capital. In France, our home country, we have 8,642 identified holders of record. In the United States, our host country, we have 49 identified shareholders of record and 12,424 identified ADS holders of record.

(source: a survey conducted by Euroclear France as of December 31, 2010, and internal information).

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

On September 17, 2009, sanofi-aventis acquired the interest held by Merck & Co., Inc. (Merck) in Merial Limited (Merial) and Merial is now a wholly-owned subsidiary of sanofi-aventis. As per the terms of the agreement signed on July 29, 2009, sanofi-aventis also had an option, following the closing of the Merck/Schering-Plough merger, to combine the Intervet/Schering-Plough Animal Health business with Merial to form an animal health joint venture that would be equally owned by the new Merck and sanofi-aventis. On March 8, 2010, sanofi-aventis did in fact exercise its contractual right to combine the Intervet/Schering-Plough Animal Health business with Merial. In addition to execution of final agreements, formation of the new animal health joint venture remains subject to approval by the relevant competition authorities and other closing conditions (for more information see Notes D.1 and D.8.1 to our consolidated financial statements included at Item 18 of this annual report).

On October 2, 2010, in order to fund a significant part of its proposed acquisition of Genzyme Corporation, sanofi-aventis executed a Facilities Agreement (the “Facilities Agreement”, described at “Item 10. Additional Information — C. Material Contracts” herein) with J.P. Morgan plc, Société Générale Corporate & Investment Banking and BNP Paribas for unsecured term loan facilities of up to US $15,000,000,000.

Because Robert Castaigne serves on the boards of both Société Générale and sanofi-aventis, sanofi-aventis submitted the Facilities Agreement and certain non-material ancillary agreements, as well as a subsequent amendment, to the prior approval of its Board of Directors with Robert Castaigne abstaining from the vote.

Other than these agreements, during 2010 and through the date of this annual report, we have not been involved in, and we do not currently anticipate becoming involved in, any transactions with related parties that are material to us or to any of our related parties and that are unusual in their nature or conditions. We have not made any outstanding loans to or for the benefit of:

•	enterprises that, directly or indirectly, control or are controlled by, or are under common control with us;

•	enterprises or associates in which we have significant influence or that have significant influence over us;

•	shareholders beneficially owning a 10.0% or greater interest in our voting power;

•	any member of our Executive Committee or Board of Directors or close members of such individuals’ families; or

•	enterprises in which persons described above own, directly or indirectly, a substantial interest in the voting power or over which persons described above are able to exert significant influence.

C. Interests of Experts and Counsel

N/A

Item 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information

Our consolidated financial statements as of and for the years ended December 31, 2010, 2009, and 2008 are included at Item 18 of this annual report.

Dividends on Ordinary Shares

We paid annual dividends for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 and our shareholders will be asked to approve the payment of an annual dividend of €2.50 per share for the 2010 fiscal year at our next annual shareholders’ meeting. If approved, this dividend is scheduled to be paid on June 16, 2011.

We expect that we will continue to pay regular dividends based on our financial condition and results of operations. The proposed 2010 dividend equates to a distribution of 35.4% of our business earnings per share. For information on the non-GAAP financial measure, “business earnings per share”, see “Item 5. Operating and Financial Review and Prospects — Business Net Income.”

The following table sets forth information with respect to the dividends paid by our Company in respect of the 2006, 2007, 2008 and 2009 fiscal years and the dividend that will be proposed for approval by our shareholders in respect of the 2010 fiscal year at our May 6, 2011 shareholders’ meeting.

	2010 (1)	2009	2008	2007	2006
Net Dividend per Share (in €)	2.50	2.40	2.20	2.07	1.75
Net Dividend per Share (in $) (2)	3.34	3.46	3.06	3.02	2.31

(1)	Proposal, subject to shareholder approval.
(2)	Based on the relevant year-end exchange rate.

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

In 2010, the annual payment per PSSA in respect of 2009 was equal to €18.0477.

	2009	2008	2007	2006	2005
Annual payment per PSSA	€18.0477	€16.6390	€15.7234	€13.4695	€12.9929
Annual payment per PSSA-ADS	$5.7708	$6.0204	$5.8550	$4.5877	$4.1438

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

• Eloxatin® (oxaliplatin) Patent Litigation

(Update to the caption “Eloxatin® (oxaliplatin) Patent Litigation” at Note D.22.b) to our consolidated financial statements included herein at Item 18.)

On February 9, 2011, sanofi-aventis and Sun Pharmaceuticals filed a stipulation before the U.S. District Court of New Jersey, whereby Sun Pharmaceuticals agreed not to launch a generic oxaliplatin before February 17, 2011. On February 14, 2011, the Court of Appeals for the Federal Circuit issued a mandate, in connection with its December 2010 decision, transferring jurisdiction of the case to the U.S. District Court of New Jersey. On February 16, 2011, the U.S. District Court of New Jersey granted sanofi-aventis’ request for a preliminary injunction, preventing Sun Pharmaceuticals from launching a generic oxaliplatin until the District Court resolves all issues pertaining to the settlement agreement, under which Sun Pharmaceuticals was obliged to desist from selling its unauthorized generic oxaliplatin product in the U.S. from June 30, 2010 to August 9, 2012.

B. Significant Changes

In addition to the information included elsewhere in this annual report, we bring to your attention the following developments since the end of 2010.

•  Genzyme

On February 16, 2011, sanofi-aventis and its wholly owned subsidary, GC Merger Corp., signed an Agreement and Plan of Merger with Genzyme Corporation, pursuant to which, among other things, sanofi-aventis and GC Merger Corp. agreed to amend their initial tender offer dated October 4, 2010 to reflect the terms of the Agreement and Plan of Merger and to increase the offered purchase price to (i) $74.00 in cash per share of Genzyme common stock, and (ii) one contingent value right per share of Genzyme common stock to be issued by sanofi-aventis. The Agreement and Plan of Merger and the related CVR Agreement are described at “Item 10.C. Material Contracts” herein.

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

	NYSE Euronext		NYSE
Calendar period	High	Low	High	Low
	(price per share in €)		(price per ADS in $)
Monthly
February 2011 (through February 25)	51.90	48.60	35.48	33.41
January 2011	52.23	48.11	35.42	31.45
December 2010	49.84	46.48	33.32	30.64
November 2010	51.41	46.23	36.31	30.05
October 2010	50.67	47.51	35.51	32.74
September 2010	50.90	45.13	34.10	29.55
August 2010	46.63	44.11	30.77	28.03
2010
First quarter	58.90	51.68	41.59	34.90
Second quarter	55.85	45.21	37.72	28.01
Third quarter	50.90	44.01	34.10	28.03
Fourth quarter	51.41	46.23	36.31	30.05
Full Year	58.90	44.01	41.59	28.01
2009
First quarter	49.93	38.43	32.80	24.59
Second quarter	48.67	39.32	33.83	25.57
Third quarter	51.68	40.91	38.00	28.60
Fourth quarter	56.78	48.35	40.80	35.83
Full Year	56.78	38.43	40.80	24.59
2008
Full Year	66.90	36.055	49.04	23.95
2007
Full Year	71.95	56.20	48.30	37.90
2006
Full Year	79.85	64.85	50.05	41.65

B. Plan of Distribution

N/A

C. Markets

Shares and ADSs

Our shares are listed on the Euronext Paris Market (Compartment A) under the symbol “SAN” and our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “SNY”. At the date of this annual report, our shares are included in a large number of indices including the “CAC 40 Index,” the principal French index published by Euronext Paris. This index contains 40 stocks selected among the top 100 companies based on free-float capitalization and the most active stocks listed on the Euronext Paris Market. The CAC 40 Index indicates trends on the French stock market as a whole and is one of the most widely followed stock price indices in France. Our shares are also included in the S&P Global 100 Index, the Dow Jones EuroSTOXX 50, the Dow Jones STOXX 50, the FTS Eurofirst 100, the FTS Eurofirst 80 and the MSCI Pan-Euro Index, among other indices.

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

Participating Shares Series A

Further to a public offer to exchange ordinary shares for PSSAs in 1993, a tender offer to purchase for cash all of the outstanding PSSA-ADSs in 1995 and repurchases in private transactions since that date, there are only 3,271 PSSAs outstanding as of December 31, 2010. In view of the small number of PSSAs that remain outstanding, at some time in the future, sanofi-aventis intends to terminate the Deposit Agreement for the PSSA-ADSs and apply to the U.S. Securities and Exchange Commission to terminate registration of the PSSAs and the PSSA-ADSs under the Securities Exchange Act of 1934, as amended.

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

Article 3 of our statuts specifies that the Company’s corporate objects, in France and abroad, are:

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

In addition, such termination package, except any non-compete indemnity and certain pension benefits: (i) must be authorized by our shareholders by adopting a separate general shareholders meeting resolution for each such beneficiary, which has to be renewed at each renewal of such beneficiary’s mandate, and (ii) cannot be paid to such beneficiary unless (a) the Board of Directors decides that such beneficiary has satisfied certain conditions, linked to such beneficiary’s performances measured by our Company’s performances, that must have been defined by the Board of Directors when granting such package, and (b) such decision is publicly disclosed.

Directors’ Compensation

The aggregate amount of attendance fees (jetons de présence) of the Board of Directors is determined at the Shareholders’ Ordinary General Meeting. The Board of Directors then divides this aggregate amount up among its members, by a simple majority vote. In addition, the Board of Directors may grant exceptional compensation (rémunérations exceptionnelles) to individual directors on a case-by-case basis for special assignments following the procedures described above at “— Transactions in Which Directors Are Materially Interested.” The Board may also authorize the reimbursement of travel and accommodation expenses, as well as other expenses incurred by Directors in the corporate interest. See also “Item 6. Directors, Senior Management and Employees.”

Board of Directors’ Borrowing Powers

All loans or borrowings on behalf of the Company may be decided by the Board of Directors within the limits, if any, imposed by the Shareholders’ General Meeting.

Directors’ Age Limits

For a description of the provisions of our statuts relating to age limits applicable to our Directors, see “Item 6. Directors, Senior Management and Employees.”

Directors’ Share Ownership Requirements

Directors are required to hold at least 500 shares during the term of their appointment.

Share Capital

As of December 31, 2010, our share capital amounted to €2,621,995,570, divided into 1,310,997,785 outstanding shares with a par value of €2 per share. All of our outstanding shares are of the same class and are fully paid. Of these shares, we or entities controlled by us held 6,070,712 shares (or 0.46% of our outstanding share capital), as treasury shares as of such date. As of December 31, 2010, the carrying amount of such shares was €371 million.

At an extraordinary general meeting held on April 17, 2009, our shareholders authorized our Board of Directors to increase our share capital, through the issuance of shares or other securities giving access to the share capital with or without preemptive rights, by an aggregate maximum nominal amount of €1.3 billion. See “— Changes in Share Capital — Increases in Share Capital,” below.

The maximum total amount of authorized but unissued shares as of December 31, 2010 was 330.8 million, reflecting the unused part of the April 17, 2009 shareholder authorization, outstanding options to subscribe for shares, and awards of shares.

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

Awards of Shares

Our combined general meeting held on April 17, 2009 authorized our Board of Directors for 38 months to allot existing or new restricted shares to some or all salaried employees and corporate officers of the Company or of companies of the Group in accordance with Articles L. 225-197-1 et seq of the French Commercial Code.

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

In the case of newly issued shares, the authorization entails the express waiver by the shareholders, in favor of the allottees of restricted shares, of their preemptive rights in respect of shares that are to be issued as and when restricted shares are granted.

The Board of Directors sets the terms on which restricted shares are granted and the arrangements as regards the dividend entitlement of the shares.

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership” for a description of our restricted shares plans currently in force.

Changes in Share Capital in 2010

See Note D.15.1. to our consolidated financial statements included at Item 18 of this annual report.

Voting Rights

In general, each shareholder is entitled to one vote per share at any shareholders’ general meeting. However, our statuts provide that any fully paid-up shares that have been held in registered form under the name of the same shareholder for at least two years acquire double voting rights. As of December 31, 2010, there were 209,996,274 shares that were entitled to double voting rights, representing 16.02% of our total share capital, approximately 27.72% of our voting rights held by holders other than us and our subsidiaries, and 27.61% of our total voting rights.

Double voting rights are not taken into account in determining whether a quorum exists.

Under the French Commercial Code, shares of a company held in treasury or by entities controlled by that company are not entitled to voting rights and do not count for quorum purposes.

Our statuts allow us to obtain from Euroclear France the name, nationality, address and number of shares held by holders of our securities that have, or may in the future have, voting rights. If we have reason to believe that a person on any list provided by Euroclear France holds securities on behalf of another person, our statuts allow us to request information regarding beneficial ownership directly from such person. See “— B. Memorandum and Articles of Association — Form, Holding and Transfer of Shares,” below.

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

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing our Company’s name or corporate objects;

•	increasing or decreasing our share capital;

•	creating a new class of equity securities;

•	authorizing the issuance of securities giving access to our share capital or giving the right to receive debt instruments;

•	establishing any other rights to equity securities;

•	selling or transferring substantially all of our assets; and

•	the voluntary liquidation of our Company.

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

We must announce general meetings at least 35 days in advance by means of a preliminary notice (avis de réunion), which is published in the Bulletin des Annonces Légales Obligatoires, or BALO. The preliminary notice must first be sent to the AMF. The AMF also recommends that, prior to or simultaneously with the publication of the preliminary notice, we publish a summary of the notice indicating the date, time and place of the meeting in a newspaper of national circulation in France and on our website. In any event, the preliminary notice must be published on our website at least 21 days prior to the general meetings. The preliminary notice must contain, among other things, the agenda, a draft of the resolutions to be submitted to the shareholders and a detailed description of the voting procedures (proxy voting, electronic voting or voting by mail) and the procedure permitting shareholders to submit additional resolutions or items.

At least 15 days prior to the date set for a first call, and at least ten days prior to any second call, we must send a final notice (avis de convocation) containing the final agenda, the date, time and place of the meeting and other information related to the meeting. Such final notice must be sent by mail to all registered shareholders who have held shares in registered form for more than one month prior to the date of the final notice and by registered mail, if shareholders have asked for it and paid the corresponding charges. The final notice must also be published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which our Company is registered as well as in the BALO, with prior notice having been given to the AMF for informational purposes. If no shareholder has proposed any new resolutions or items to be submitted to the shareholders at the meeting and provided that the Board of Directors has not altered the draft resolutions included in the preliminary notice, we are not required to publish the final notice; publishing a preliminary notice that stipulates that it shall be deemed to be equivalent to a final notice will be deemed sufficient.

In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda. As an exception to this rule, shareholders may take action with respect to the dismissal of directors even though this action has not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors, for recommendation to the shareholders as from the publication of the preliminary notice in the BALO until 25 days prior to the general meeting and in any case no later than 20 days following the publication of the preliminary notice in the BALO:

•	one or several shareholders together holding a specified percentage of shares;

•	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights; or

•	the works council.

Within the same period, the shareholders may also propose additional items to be submitted to the shareholders’ meeting. The shareholders must substantiate the reasons for proposing their proposals of additional items.

The resolutions and the list of items added to the agenda of the shareholders’ meeting must be promptly published on our website.

The Board of Directors must submit the resolutions to a vote of the shareholders after having made a recommendation thereon. The Board of Directors may also comment on the items that are submitted to the shareholders’ meeting.

Following the date on which documents must be made available to the shareholders (including documents to be submitted to the shareholders’ meeting and resolutions proposed by the Board of Directors, which must be published on our website at least 21 days prior to the general meeting), shareholders may submit written questions to the Board of Directors relating to the agenda for the meeting until the fourth business day prior to the general meeting. The Board of Directors must respond to these questions during the meeting or may refer to a Q&A section located on our website in which the question submitted by a shareholder has already been answered.

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

Proxies and Votes by Mail

Proxies are sent to any shareholder upon request received between the publication of the final notice of meeting and six days before the general meeting and must be made available on our website at least 21 days before the general meeting. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting (in practice, we request that shareholders return proxies at least three business days prior to the meeting). A shareholder may grant proxies to any natural person or legal entity. The agent may be required to disclose certain information to the shareholder or to the public.

Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or approved by the Board of Directors and against all others.

With respect to votes by mail, we must send to shareholders a voting form upon request or must make available a voting form on our website at least 21 days before the general meeting. The completed form must be returned to us at least three days prior to the date of the shareholders’ meeting. For holders of registered shares, in addition to traditional voting by mail, instructions may also be given via internet starting in 2011 through procedures to be established.

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

For any other extraordinary general meeting the quorum requirement is at least 25% of the shares entitled to vote, held by shareholders present in person, voting by mail or by proxy.

For a special meeting of holders of a certain category of shares, the quorum requirement is one third of the shares entitled to vote in that category, held by shareholders present in person, voting by mail or by proxy.

If a quorum is not present at a meeting, the meeting is adjourned. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon.

When an adjourned meeting is resumed, there is no quorum requirement for meetings cited in the first paragraph of this “Quorum” section. In the case of any other reconvened extraordinary general meeting or special meeting, the quorum requirement is 20% of the shares entitled to vote (or voting shares belonging to the relevant category for special meetings of holders of shares of such specific category), held by shareholders present in person or voting by mail or by proxy. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months with the same quorum requirement. No deliberation or action by the shareholders may take place without a quorum.

Votes Required for Shareholder Action

A simple majority of shareholders may pass a resolution at either an ordinary general meeting or an extraordinary general meeting where the only resolution(s) pertain to either (a) a proposed increase in our share capital through incorporation of reserves, profits or share premium, or (b) the potential issuance of free share warrants in the event of a public offer for our shares (article L. 233-32 of the French Commercial Code). At any other extraordinary general shareholders’ meeting and at any special meeting of holders of a specific category of shares, a two-thirds majority of the votes cast is required.

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

We must also provide on our website at least 21 days before a shareholders’ meeting certain information and a set of documents including the preliminary notice, the proxies and voting forms, the resolutions proposed by the Board of Directors, the documents to be submitted to the shareholders’ meeting pursuant to article L.225-15 and R.225-83 of the French Commercial Code, etc. The resolutions and the list of items added to the agenda of the shareholders’ meeting must be promptly published on our website.

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

Legal Reserve

The French Commercial Code requires us to allocate 5% of our unconsolidated net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate par value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. At December 31, 2010, our legal reserve amounted to €282,280,863, representing 10.7% of the aggregate par value of our issued and outstanding share capital as of that date. The legal reserve of any company subject to this requirement may serve to allocate losses that may not be allocated to other reserves or may be distributed to shareholders upon liquidation of the company.

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

On April 17, 2009, our shareholders approved various resolutions delegating to the Board of Directors the authority to increase our share capital through the issuance of shares or securities giving access to the share capital, subject to an overall cap set at €1.3 billion. This cap applies to all the resolutions whereby the extraordinary shareholders’ meeting delegated to the Board of Directors the authority to increase the share capital, it being also specified that:

•	the maximum aggregate par value of capital increases that may be carried out with preemptive rights maintained was set at €1.3 billion;

•	the maximum aggregate par value of capital increases that may be carried out without preemptive rights was set at €500 million;

•	the maximum aggregate par value of capital increases that may be carried out by capitalization of share premium, reserves, profits or other items was set at €500 million; and

•	capital increases resulting in the issuance of securities to employees, early retirees or retirees under our employee savings plans are limited to 2% of the share capital as computed on the date of the Board’s decision, and such issuances may be made at a discount of 20% (or 30% if certain French law restrictions on resales were to apply).

On April 17, 2009, our shareholders also approved resolutions delegating to the Board of Directors the authority to increase the share capital by granting options or free shares to our employees and/or corporate officers, subject to the overall cap mentioned above and under the following terms and conditions:

•	the authorization, for a period of 26 months, to grant options to purchase or to subscribe for our shares to employees and/or corporate officers; such options may not give entitlement to a total number of shares exceeding 2.5% of the share capital as computed on the day of the Board’s decision; see “— Stock Options” above;

•	the authorization, for a period of 38 months, to grant existing or new shares free of consideration to employees and/or corporate officers, up to a limit of 1% of the share capital as computed on the day of the Board’s decision; see “— Awards of Shares” above.

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

Shares held by persons who are not domiciled in France may be registered in the name of intermediaries who act on behalf of one or more investors. When shares are so held, we are entitled to request from such intermediaries the names of the investors. Also, we may request any legal entity (personne morale) which holds more than 2.5% of our shares or voting rights, to disclose the name of any person who owns, directly or indirectly, more than one-third of its share capital or of its voting rights. A person not providing the complete requested information in time, or who provides incomplete or false information, will be deprived of its voting rights at shareholders’ meetings and will have its payment of dividends withheld until it has provided the requested information in strict compliance with French law. If such person acted willfully, the person may be deprived by a French court of either its voting rights or its dividends or both for a period of up to five years.

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

The AMF also requires disclosure of certain information relating to other financial instruments (e.g., convertible or exchangeable securities, warrants, equity swaps, etc.) that could increase the shareholding of the individual or entity.

Subject to certain limited exceptions, French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10%, 15%, 20% or 25% of the outstanding shares or voting rights of a listed company in France. These persons must file a report with the company and the AMF before the end of the fifth trading day following the date they cross the threshold.

In the report, the acquirer will have to specify its intentions for the following six months including:

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

The AMF makes the report public. Upon any change of intention within the six-month period following the filing of the report, it will have to file a new report for the following six-month period.

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

On May 17, 2010, our shareholders approved a resolution authorizing us to repurchase up to 10% of our shares over an 18-month period. Under this authorization, the purchase price for each sanofi-aventis ordinary share may not be greater than €80.00 and the maximum amount that sanofi-aventis may pay for the repurchases is €10,547,832,400. This authorization was granted for a period of 18 months from May 17, 2010 and cancelled and replaced the authorization granted to the Board of Directors by the general meeting held on April 17, 2009. A description of this share repurchase program as adopted by the Board of Directors on May 17, 2010, (descriptif du programme de rachat d’actions) was published on March, 12, 2010.

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

In addition, an issuer must not:

•

sell treasury shares during the period of the repurchase program (without prejudice to the right of the issuer to meet its obligations under employee share option programs or other employee share allocation plans or to use shares as acquisition currency as mentioned above); it being further specified that such prohibition is not applicable in the event of off-market block trades or if the share repurchase program is implemented by a financial services intermediary pursuant to a liquidity agreement as mentioned above; and

•

effect any transaction during a “blackout period” imposed by the applicable law of the Member State in which the transaction occurs (i.e., under French law, during the period between the date on which the company has knowledge of insider information and the date on which such information is made public and during the 30-day period preceding the date of publication of annual and half-year financial statements or the 15-day period preceding the date of publication of quarterly financial information), without prejudice to transactions carried out pursuant to a liquidity agreement as mentioned above; or

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

During the year ended December 31, 2010, we used the authority delegated by our shareholders to repurchase our shares on the stock market.

Pursuant to our share repurchase program authorized by our shareholders in April 2009, we repurchased 3,900,000 of our shares for a weighted average price of €53.85 in February 2010 and 2,100,000 of our shares for a weighted average price of €56.02 in March 2010.

On April 28, 2010, the Board of Directors cancelled 7,911,300 treasury shares, as follows:

–	7,821,500 shares repurchased up to March 31, 2010 pursuant to the share repurchase programs of the Company, including:

•	1,011,500 shares repurchased in May 2008;

•	810,000 shares repurchased in June and August 2008;

•	5,871,026 shares repurchased on the market in February and March 2010; and

•	128,974 shares repurchased from Hoechst GmbH in March 2010 (following the expiration of its last stock option plan);

–	89,800 shares previously allocated to expired stock option programs, which had been reallocated to the purpose of reducing the share capital.

In 2010, we also implemented the share repurchase program authorized by our shareholders in May 2010 with the sole aim of supporting the liquidity of the shares through a liquidity contract entered into with an investment service provider in compliance with the ethical code (charte de déontologie) approved by the AMF. We entered into this liquidity contract with Exane BNP Paribas on September 16, 2010.

Upon implementation of this contract, we allocated €40,000,000, of which €20,000,000 was initially made available, to the liquidity account. During 2010, Exane BNP Paribas purchased, between November 1, 2010 and December 31, 2010, 750,296 of our shares at an average weighted price of €48.48 and sold 735,296 of our shares at an average weighted price of €48.55.

In 2010, of the 7,601,216 shares allocated to stock purchase option plans outstanding at December 31, 2009, 1,326,730 shares were transferred to grantees of options,

As a result, as of December 31, 2010, treasury shares were allocated as follows :

•	5,851,776 shares, representing 0.446% of our share capital, were allocated to outstanding stock purchase option plans;

•	203,936 directly-owned shares, representing 0.015% of our share capital, were allocated to cancellation; and

•	15,000 directly-owned shares, representing 0.001% of our share capital, were allocated to the liquidity account.

As of December 31, 2010, we directly owned 6,070,712 sanofi-aventis shares with a par value of €2 representing around 0.46% of our share capital and with an estimated value of €379,248,041, based on the share price at the time of purchase.

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

C. Material Contracts

Sanofi-Aventis has executed a Facilities Agreement (the “Facilities Agreement”) with J.P. Morgan plc, Société Générale Corporate & Investment Banking and BNP Paribas (the “Initial Mandated Lead Arrangers”) for unsecured term loan facilities of up to US $15,000,000,000 for the purpose of financing part of the proposed acquisition of Genzyme Corporation (together, the “Acquisition Facility”):

•

A US $10,000,000,000 term facility (“Facility A”) maturing 18 months from October 2, 2010, the date of execution of the Facilities Agreement. The maturity of Facility A can be postponed by sanofi-aventis by 6 months.

•	A US $5,000,000,000 amortizable term facility (“Facility B”) with final maturity at 42 months from the date of execution of the Facilities Agreement.

The interest rate on each facility is equal to the London Inter-Bank Overnight Rate (or LIBOR), plus an applicable margin.

The Initial Mandated Lead Arrangers have committed to provide the full amount of the loans under the Acquisition Facility and have indicated their intention to form a syndicate of banks that would become lenders thereunder. The Facilities Agreement contains representations and warranties customary for credit facilities of this nature, including as to the accuracy of financial statements, litigation and no conflict with material agreements or instruments. The Facilities Agreement contains certain covenants, including limitations on liens (with exclusions to the extent necessary to comply with margin lending regulations and certain other exceptions to be agreed upon), mergers, compliance with laws and change of business. The commitment of the Initial Mandated Lead Arrangers is available until December 31, 2011 at the latest and is conditional upon, among other things, there being no change in control of Parent, receipt of required approvals and consents and delivery of certain financial statements.

A copy of the Facilities Agreement and an amendment dated February 15, 2011 is on file with the SEC as exhibit 4.1 and 4.2 hereto. Reference is made to such exhibits for a more complete description of the terms and conditions of the Acquisition Facility as amended, and the foregoing summary of such terms and conditions is qualified in its entirety by such exhibits.

On February 16, 2011, sanofi-aventis and its wholly owned subsidiary GC Merger Corp. signed an Agreement and Plan of Merger which is governed by the laws of the Commonwealth of Massachusetts, and subject to the jurisdiction of the courts of the Commonwealth of Massachusetts (the “Merger Agreement”), with Genzyme Corporation (“Genzyme”). Pursuant to the Merger Agreement, among other things, sanofi-aventis and GC Merger Corp. agreed to amend the outstanding tender offer to acquire all of the outstanding shares of common stock of Genzyme (the “Genzyme Shares”) for $69 per Genzyme Share in cash (the tender offer as amended, the “Amended Offer”) to reflect the terms of the Merger Agreement and to increase the consideration offered to (i) $74.00 in cash (the “Cash Consideration”) and (ii) one contingent value right (a “CVR”) to be issued by sanofi-aventis subject to and in accordance with the CVR Agreement described below (collectively, the “Merger Consideration”) per Genzyme Share. The Merger Agreement also provides that, subject to the satisfaction or waiver of certain conditions, following consummation of the Amended Offer, GC Merger Corp. will be merged with and into Genzyme, with Genyzme surviving the Merger as a wholly-owned subsidiary of sanofi-aventis (the “Merger”).

At the effective time of the Merger (the “Effective Time”), all remaining outstanding Genzyme Shares not tendered in the Amended Offer (other than Genzyme Shares owned by Genzyme, sanofi-aventis or either of their respective subsidiaries), will be converted into the right to receive the Merger Consideration. All outstanding Genzyme stock options (other than those arising under the Genzyme employee stock purchase plan and those with an exercise price in excess of the Cash Consideration) (“Genzyme Options”), restricted stock (“Restricted Stock”) and restricted stock units (“RSUs”) of Genzyme will be canceled immediately prior to consummation of the Amended Offer. Holders of Genzyme Options with an exercise price less than the Cash Consideration will receive, for each Genzyme Share subject to such Option, (i) a cash payment equal to the difference between the Cash Consideration and the exercise price of the Option, and (ii) one CVR. Holders of Restricted Stock and RSUs will receive (i) a cash payment equal to the Cash Consideration and (ii) one CVR per Restricted Share or RSU.

The Merger Agreement provides that sanofi-aventis shall cause GC Merger Corp. to amend the Offer and sanofi-aventis shall file a registration statement with the US Securities and Exchange Commission (“SEC”) to register the CVRs (the “CVR Registration Statement”) within fifteen business days after the date of the Merger Agreement. In the Amended Offer, each Genzyme Share accepted by GC Merger Corp. in accordance with the terms and conditions of the Amended Offer will be exchanged for the right to receive the Merger Consideration. Sanofi-aventis shall cause GC Merger Corp. to accept for payment, and GC Merger Corp. shall accept for payment, all Genzyme Shares validly tendered and not validly withdrawn, pursuant to the terms and conditions of the Amended Offer, promptly following the Amended Offer’s expiration date.

GC Merger Corp.’s obligation to accept for payment and pay for all Genzyme Shares validly tendered pursuant to the Amended Offer is subject to the conditions that (a) the number of Genzyme Shares validly tendered and not validly withdrawn, together with any Genzyme Shares already owned by sanofi-aventis and its subsidiaries, represents at least a majority of the then-outstanding Genzyme Shares on a fully-diluted basis, (b) the CVR Registration Statement has been declared effective and no stop order suspending the effectiveness of the CVR Registration Statement is in effect and no proceedings for that purpose have been initiated or threatened by the SEC, (c) the CVRs being issued have been approved for listing on Nasdaq, (d) the CVR Agreement has been duly executed by sanofi-aventis and a mutually agreeable trustee and (e) certain other customary conditions as set forth in the Merger Agreement.

Genzyme has also granted to sanofi-aventis an irrevocable option (the “Top-Up Option”), which GC Merger Corp. will exercise promptly following consummation of the Amended Offer, under certain circumstances and subject to certain conditions, to purchase from Genzyme the number of Genzyme Shares that, when added to the Genzyme Shares already owned by sanofi-aventis or any of its subsidiaries following consummation of the Amended Offer, constitutes one Genzyme Share more than 90% of the Genzyme Shares then outstanding on a fully-diluted basis. If sanofi-aventis, GC Merger Corp. and any of their respective affiliates acquire more than 90% of the outstanding Genzyme Shares, including through exercise of the Top-Up Option, GC Merger Corp. will complete the Merger through the “short form” procedures available under Massachusetts law.

Sanofi-aventis, GC Merger Corp. and Genzyme each made representations, warranties and covenants in the Merger Agreement, including, among others, covenants by Genzyme to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Merger.

The Merger Agreement prohibits Genzyme from soliciting or knowingly encouraging competing acquisition proposals. However, Genzyme may, subject to the terms and conditions set forth in the Merger Agreement, provide information to a third party that makes an unsolicited acquisition proposal, and may engage in discussions and negotiations with a third party that makes an unsolicited acquisition proposal that the Genzyme board of directors determines constitutes or would reasonably be expected to lead to or result in a Superior Proposal (as defined in the Merger Agreement).

The Merger Agreement also provides for certain termination rights for both sanofi-aventis and Genzyme. Upon termination of the Merger Agreement under specified circumstances, Genzyme may be required to pay sanofi-aventis a termination fee of $575 million.

The Merger Agreement also provides that either party may specifically enforce the other party’s obligations under the Merger Agreement.

The Contingent Value Rights Agreement.

At or prior to the expiration of the Amended Offer, sanofi-aventis and a mutually acceptable trustee will enter into a Contingent Value Rights agreement governed by the laws of the State of New York and subject to the jurisdiction of the courts of the State of New York (“CVR Agreement”) governing the terms of the CVRs. A holder of a CVR is entitled to cash payments upon the achievement of certain milestones, including based on production levels of Cerezyme® and Fabrazyme®, U.S. regulatory approval of alemtuzumab for treatment of multiple sclerosis (“Lemtrada™”), and on achievement of certain aggregate Lemtrada™ sales thresholds, as follows:

•

Cerezyme®/Fabrazyme® Production Milestone Payment. $1 per CVR, if both Cerezyme® production meets or exceeds 734,600 400-unit vial equivalents and Fabrazyme® production meets or exceeds 79,000 35mg vial equivalents during calendar year 2011.

•

Approval Milestone Payment. $1 per CVR upon receipt by Genzyme or any of its affiliates, on or before March 31, 2014, of the approval by the U.S. Food and Drug Administration of Lemtrada™ for treatment of multiple sclerosis.

•	Product Sales Milestone #1 Payment. $2 per CVR if Lemtrada™ net sales post launch exceeds an aggregate of $400 million within specified periods and territory.

•

Product Sales Milestone #2 Payment. $3 per CVR upon the first instance in which global Lemtrada™ net sales for a four calendar quarter period are equal to or in excess of $1.8 billion. If Product Sales Milestone #2 is achieved but the Approval Milestone was not achieved prior to March 31, 2014, the milestone payment amount will be $4 per CVR (however, in such event the Approval Milestone shall not also be payable).

•

Product Sales Milestone #3 Payment. $4 per CVR upon the first instance in which global Lemtrada™ net sales for a four calendar quarter period are equal to or in excess of $2.3 billion (no quarter in which global Lemtrada™ net sales were used to determine the achievement of Product Sales Milestone #1 or #2 shall be included in the calculation of sales for determining whether Product Sales Milestone #3 has been achieved).

•

Product Sales Milestone #4 Payment. $3 per CVR upon the first instance in which global Lemtrada™ net sales for a four calendar quarter period are equal to or in excess of $2.8 billion (no quarter in which global Lemtrada™ net sales were used to determine the achievement of Product Sales Milestone #1, #2 or #3 shall be included in the calculation of sales for determining whether Product Sales Milestone #4 has been achieved).

The CVRs will expire and no payments will be due under the CVR agreement on the earlier of (a) December 31, 2020 and (b) the date that Product Sales Milestone #4 is paid.

Sanofi-aventis has agreed to use commercially reasonable efforts to achieve the Cerezyme®/Fabrazyme® Production Milestone, and diligent efforts (as defined in the CVR Agreement) to achieve each of the other milestones above. Sanofi-aventis has also agreed to use its commercially reasonable efforts to maintain a listing for trading of the CVRs on Nasdaq.

The CVR Agreement does not prohibit sanofi-aventis or any of its subsidiaries or affiliates from acquiring the CVRs, whether in open market transactions, private transactions or otherwise; sanofi-aventis has certain disclosure obligations in connection with such acquisitions under the CVR Agreement. On or after the third anniversary of the launch of Lemtrada™, sanofi-aventis may also, subject to certain terms and conditions as set forth in the CVR Agreement, optionally purchase and cancel all (but not less than all) of the outstanding CVRs at the average trading price of the CVRs if the volume-weighted average CVR trading price is less than fifty cents over forty-five trading days and Lemtrada™ sales in the prior four quarter period were less than one billion dollars in the aggregate.

A copy of the Merger Agreement and the form of CVR Agreement are on file with the SEC as exhibit 4.3 and 4.4 hereto, respectively. Reference is made to such exhibits for a more complete description of the terms and conditions of the Merger Agreement and the CVR Agreement, and the foregoing summary of such terms and conditions is qualified in its entirety by such exhibits.

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

ADSs-Ordinary Shares

French Taxes

Taxation of Dividends

Under French law, dividends paid by a French corporation, such as sanofi-aventis, to non-residents of France are generally subject to French withholding tax at a rate of 25% (19% for distributions made to individuals that are resident in the European Economic Area, and 15% for distributions made to non-for-profit organizations with a head office in a Member State of the European Economic Area which would be subject to the tax regime set forth under article 206-5 of the French General Tax Code if its head office were located in France and which meet the criteria set forth in the administrative guidelines 4 H-2-10 of January 15, 2010). Dividends paid by a French corporation, such as sanofi-aventis, towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, will generally be subject to French withholding tax at a rate of 50%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories; however, eligible U.S. holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty and receiving dividends in non-cooperative States or territories will not be subject to this 50% withholding tax.

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. holder whose ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. holder has in France is reduced to 15% and a U.S. holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rate of 15%, if any. For U.S. holders that are not individuals, the requirements for eligibility for Treaty benefits, including the reduced 15% withholding tax rate, contained in the “Limitation on Benefits” provision of the Treaty are complicated, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. holders are advised to consult their own tax advisers regarding their eligibility for Treaty benefits in light of their own particular circumstances.

Dividends paid to an eligible U.S. holder may immediately be subject to the reduced rate of 15%, provided that such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Dividends paid to a U.S. holder that has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 25% and then reduced at a later date to 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid. Pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

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

Tax on Sale or Other Disposition

In general, under the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the redemption, sale or exchange of ordinary shares or ADSs unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. Special rules apply to holders who are residents of more than one country.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder with respect to taxable years beginning before January 1, 2013, with respect to the ADSs or our ordinary shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ordinary shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe sanofi-aventis was not a PFIC for U.S. federal income tax purposes with respect to its 2010 taxable year. In addition, based on its audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate that sanofi-aventis will become a PFIC for its 2011 taxable year. Holders of ordinary shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Distributions to holders of additional ordinary shares (or ADSs) with respect to their ordinary shares (or ADSs) that are made as part of a pro rata distribution to all ordinary shareholders generally will not be subject to U.S. federal income tax. However, if a U.S. holder has the option to receive a distribution in shares (or ADSs) or to receive cash in lieu of such shares (or ADSs), the distribution of shares (or ADSs) will be taxable as if the holder had received an amount equal to the fair market value of the distributed shares (or ADSs), and such holder’s tax basis in the distributed shares (or ADSs) will be equal to such amount.

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

Taxation of Redemption

In general, under the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the redemption, sale or exchange of PSSAs or PSSA-ADSs unless the PSSAs or PSSA-ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. Special rules apply to holders who are residents of more than one country.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a U.S. holder that is an individual with respect to taxable years beginning before January 1, 2011 with respect to the PSSAs or PSSA-ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the PSSAs or PSSA-ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes with respect to our 2010 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate that we will become a PFIC for our 2010 taxable year. Holders of PSSAs and PSSA-ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

I. Subsidiary Information

N/A

Item 11. Quantitative and Qualitative Disclosures about Market Risk(1)

General Policy

Liquidity risk, foreign exchange risk and interest rate risk, as well as related counterparty risk, are managed centrally by our dedicated treasury team within the Group Finance Department. Where it is not possible to manage these risks centrally, in particular due to regulatory restrictions (such as foreign exchange controls) or local tax restrictions, credit facilities and/or currency lines, guaranteed whenever necessary by the parent company, are contracted by our subsidiaries locally with banks, under the supervision of the central treasury team.

Our investment and financing strategies, as well as our interest rate and currency hedging strategies, are reviewed monthly by the Group Finance Department.

Our policy on derivatives prohibits speculative exposure.

Liquidity Risk

We operate a centralized treasury platform according to which all surplus cash and financing needs of our subsidiaries are invested with or funded by the parent company (where permitted by local legislation). The central treasury department manages the Group’s current and projected financing (debt, net of cash and cash equivalents), and ensures that the Group is able to meet its financial commitments by maintaining sufficient cash and confirmed credit facilities for the size of our operations and the maturity of our debt.

The group tends to diversify its short term investments with leading banks, using money-market products, that are immediately accessible or have a maturity of less than three months. As of December 31, 2010, cash and cash equivalents amounted to €6,465 million and short term investments mainly comprised:

•	Mutual fund investments classified as Euro Money-Market Funds by the Autorité des Marchés Financiers, within a limit of 10% of held assets.

•	Bank term deposits with a maturity of less than three months.

As of December 31, 2010, the Group had €12.2 billion of undrawn general corporate purpose confirmed credit facilities, not allocated to outstanding commercial paper drawdowns of which €6.2 billion expire in 2015, €5.8 billion in 2012, and €0.2 billion in 2011. Our credit facilities are not subject to financial covenant ratios.

In connection with the launch of a public tender offer for Genzyme on October 4, 2010, sanofi-aventis contracted on October 2, 2010 two credit facilities totaling $15 billion. These facilities, amended on February 15, 2011, may be drawn down in US dollars until December 31, 2011:

•	Facility A is a $10 billion facility expiring April 2, 2012 with an optional six-month extension.

•	Facility B is $5 billion amortizable facility expiring April 2, 2014.

These acquisition facilities are not subject to any financial covenant. The margin of Facility B will depend on the long-term credit rating of sanofi-aventis subsequent to the acquisition.

Our policy is to diversify our sources of funding through public or private issuances of debt securities, in particular under our Euro Medium Term Note program, and by issuing commercial paper in France and the United States. On March 15, 2010, the Group filed a U.S shelf, not being used as of today. The average maturity of our total debt is 3.9 years as of December 31, 2010, compared to 4.1 years as of December 31, 2009. Short-term commercial paper programs (U.S. dollar-denominated commercial paper swapped into euros and euro-denominated commercial paper) are used to meet our short-term financing needs. Drawdowns under these

(1)	Information in this section is complementary to Note B.8.8. to our consolidated financial statements included at Item 18 of this annual report, with regards to information required by IFRS 7, and is covered by our independent registered public accounting firms’ report on the consolidated financial statements.

programs are generally renewed for periods of 2 months. The commercial paper programs are backed by confirmed credit facilities (see description above), to permit the Group to continue to access financing if raising funds via commercial paper is no longer possible (for more information, see Note D.17 to the consolidated financial statements). In 2010, the average drawdown under these programs was €0.9 billion (maximum €1.7 billion). As of December 31, 2010, the drawdown under these programs amounted to €0.7 billion.

In the context of a market-wide liquidity crisis and/or a downgrade of its rating, the Group could be exposed to a scarcity of its sources of funding including the above-mentioned programs, or to a deterioration of their conditions. This situation could damage the capacity of the Group to refinance its debt or to issue new debt on reasonable conditions.

Interest Rate Risk

Our cost of debt is sensitive to changes in interest rates as regards the floating-rate portion of the total debt (credit facilities, commercial paper, etc.), with reference to Eonia, US Libor and Euribor and in proportion to the amounts drawn under these programs. To optimize the cost of our debt or reduce its volatility, we use interest rate swaps, cross-currency swaps, and, in certain circumstances interest rate options to alter the fixed rate / floating rate mix of our debt.

As of December 31, 2010, 66% of our total debt (amounting to €8,056 million) was fixed-rate and 34% was floating-rate after taking account of interest rate derivatives. Our cash and cash equivalents (amounting to €6,465 million) are fully floating-rate.

As of December 31, 2010, the sensitivity of our total debt, net of cash and cash equivalents to interest rate fluctuations over a full year is as follows:

Change in 3-month Euribor	Impact on pre-tax net income (€ million)
+ 100 bp	41
+ 25 bp	10
- 25 bp	(10)
- 100 bp	(41)

Foreign Exchange Risk

a. Operational Foreign Exchange Risk

A substantial proportion of our net sales is generated in countries in which the euro, which is our reporting currency, is not the functional currency. In 2010, for example, 29.5% of our consolidated net sales were generated in the United States. Although we also incur expenses in those countries, the impact of those expenses is not enough wholly to offset the impact of exchange rates on net sales. Consequently, our operating income may be materially affected by fluctuations in the exchange rate between the euro and other currencies, primarily the U.S. dollar.

We operate a foreign exchange risk hedging policy to reduce the exposure of our operating income to exchange rate movements. This policy involves regular assessments of our worldwide foreign currency exposure, based on budget estimates of foreign-currency transactions to be carried out by the parent company and its subsidiaries. These transactions mainly comprise sales, purchases, research costs, co-marketing and co-promotion expenses, and royalties. To reduce the exposure of these transactions to exchange rate movements, we may contract currency hedges using liquid financial instruments such as forward purchases and sales of currency as well as call and put options, and combinations of currency options (collars).

The table below shows operational currency hedging derivatives in place as of December 31, 2010, with the notional amount translated into euros at the relevant closing exchange rate. See also Note D.20. to the consolidated financial statements for the accounting classification of these instruments as of December 31, 2010.

Operational foreign exchange derivatives as of December 31, 2010 (1)

(€ million)	Notional amount	Fair value
Forward currency sales	2,444	(25)
Of which • U.S. dollar	1,380	(12)
• Russian rouble	248	(7)
• Japanese yen	202	(4)
• Pound sterling	95	2
• Australian dollar	60	(1)
Forward currency purchases	257	(2)
Of which • Hungarian forint	84	(1)
• U.S. dollar	51	(1)
• Canadian dollar	31	—
• Russian rouble	30	—
• Japanese yen	18	—
Total	2,701	(27)

(1)	As of December 31, 2009, the notional amount of forward currency sales was €2,800 million with a fair value of -€51 million (including forward sales of U.S. dollars of a notional amount of €1,757 million with a fair value of -€41 million). As of December 31, 2009, the notional amount of forward currency purchases was €377 million with a fair value of €6 million (including forward sales of U.S. dollars of a notional amount of €69 million with an immaterial fair value). In addition, as of December 31, 2009, the Group portfolio included purchased put options of a notional amount of €448 million with a fair value of €14 million, written call options of a notional amount of €881 million with a fair value of -€17 million, written put options of a notional of €278 million with a fair value of -€8 million and purchased call options of a notional of €555 million with a fair value of €10 million.

As of December 31, 2010, none of these instruments had an expiry date after March 31, 2011.

These positions mainly hedge future foreign-currency cash flows arising after the balance sheet date in relation to transactions carried out during the year ended December 31, 2010 and recognized in the balance sheet at that date. Gains and losses on derivative instruments (forward contracts) have been and will continue to be calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Due to this hedging relationship, the foreign exchange profit and loss on these items (derivative instruments and underlying assets as of December 31, 2010) will be close to zero in 2011.

b. Financial Foreign Exchange Risk

Some of our financing activities, such as the cash pooling arrangements for foreign subsidiaries outside the euro zone and our U.S. commercial paper issues, expose certain entities to financial foreign exchange risk (i.e., the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower). The net foreign exchange exposure mainly concerns the holding company and is hedged by firm financial instruments, usually forward contracts and currency swaps.

The table below shows financial currency hedging instruments in place as of December 31, 2010, calculated using exchange rates prevailing as of that date. See also Note D.20. to the consolidated financial statements for the accounting classification of these instruments as of December 31, 2010.

Financial foreign exchange derivatives as of December 31, 2010 (1)

(€ million)	Notional amount	Fair value	Expiry
Forward currency purchases	2,086	(13)
Of which • U.S. dollar	814	(8)	2011
• Pound sterling	565	(11)	2011
• Japanese yen	169	—	2011
Forward currency sales	2,728	(64)
Of which • Japanese yen	904	(24)	2011
• U.S. dollar	862	(26)	2012
• Czech koruna	359	(7)	2011
Total	4,814	(77)

(1)	As of December 31, 2009, the notional amount of forward currency purchases was €6,760 million with a fair value of €185 million (including forward purchases of U.S. dollars of a notional amount of €5,634 million with a fair value of €180 million). As of December 31, 2009, the notional amount of forward currency sales was €3,169 million with a fair value of -€7 million (including forward sales of U.S. dollars of a notional amount of €1,634 million with a fair value of -€28 million).

These forward contracts generate a net financial foreign exchange gain or loss arising from the interest rate gap between the hedged currency and the euro, given that the foreign exchange gain or loss on the foreign-currency liabilities and receivables is offset by the change in the intrinsic value of the hedging instruments.

As of December 31, 2010, none of the instruments had an expiry date after September 30, 2012.

We may also hedge some future foreign-currency investment or divestment cash flows.

c. Other Foreign Exchange Risks

A significant portion of our consolidated assets is denominated in U.S. dollars. For a breakdown of our assets, see Note D.35.2 to our consolidated financial statements. As a result, any fluctuation in the exchange rate of the U.S. dollar against the euro affects our equity, which may lead us to contract hedges of our net investments in foreign operations. As of December 31, 2010, we had no derivative instruments in place to limit the effect of such fluctuations.

Counterparty Risk

Our financing and investing operations as well as our currency and interest rate hedges, are contracted with leading banks. We set limits for investment and derivatives transactions with individual banks, depending on the rating of each bank. Compliance with these limits, which are based on notional amounts weighted by the residual maturity of the commitment and on the nature of the commitment, is monitored on a daily basis.

The table below shows our total exposure as of December 31, 2010 by rating and in terms of our percentage exposure to the dominant counterparty.

(€ million)	Cash and cash equivalents (excluding mutual funds) (1)	Notional amounts of currency hedges (2)	Notional amounts of interest hedges (2)	General corporate purpose credit facilities
AA	820	3,033	596	3,213
AA-	392	2,475	396	1,648
A+	345	2,426	92	6,363
A	21	—	—	1,421
A-	21	—	—	—
BBB ratings and not rated	17	—	—	355
Unallocated	44	—	—	—
Total	1,660	7,934	1,084	13,000
% / rating of the dominant counterparty	37% / AA	12% / AA	25% / AA-	9% /A+

(1)	Cash equivalents also include mutual fund investments of €4,805 million.
(2)	The notional amounts are computed on the basis of the forward rates negotiated at the inception date of the derivative instrument.

Mutual fund investments are mainly made by the sanofi-aventis parent company. These mutual fund investments, classified as Euro Money-Market Funds by the Autorité des Marchés Financiers, show low volatility, low sensitivity to interest rate risk and a very low probability of loss of principal. Both the depositary banks of the mutual funds and the depositaries of sanofi-aventis are at least A+ rated.

Realization of counterparty risk could impact our liquidity in certain circumstances.

Stock Market Risk

It is our policy not to trade on the stock market for speculative purposes.

Item 12. Description of Securities other than Equity Securities

N/A

12.D American Depositary Shares

General

JPMorgan Chase Bank, N.A. (“JPMorgan”), as depositary, issues Sanofi-Aventis ADSs in certificated form (evidenced by an American depositary receipt, or ADR) or book-entry form. Each ADR is a certificate evidencing a specific number of Sanofi-Aventis ADSs. Each Sanofi-Aventis ADS represents one-half of one Sanofi-Aventis ordinary share (or the right to receive one-half of one Sanofi-Aventis ordinary share) deposited with the Paris, France office of BNP Paribas, as custodian.

Each Sanofi-Aventis ADS also represents an interest in any other securities, cash or other property that may be held by the depositary under the deposit agreement. The depositary’s office is located at 4 New York Plaza, New York, New York 10004.

A holder may hold Sanofi-Aventis ADSs either directly or indirectly through his or broker or other financial institution. The following description assumes holders hold their Sanofi-Aventis ADSs directly, in certificated form evidenced by ADRs. Holders who hold the Sanofi-Aventis ADSs indirectly must rely on the procedures of their broker or other financial institution to assert the rights of ADR holders described in this section. Holders should consult with their broker or financial institution to find out what those procedures are.

We do not treat holders of Sanofi-Aventis ADSs as one of our shareholders, and such holders do not have shareholder rights. French law governs shareholder rights. The depositary is be the holder of the Sanofi-Aventis ordinary shares underlying holders’ Sanofi-Aventis ADSs. The rights of holders of Sanofi-Aventis ADSs are set forth in the deposit agreement between Sanofi-Aventis and JPMorgan and in the ADR. New York law governs the deposit agreement and the ADRs.

The following is a summary of the deposit agreement, a form of which has been filed as an as an exhibit to our Form F-6 filed on August 7, 2007 and which is incorporated by reference into this document. For more complete information, holders should read the entire deposit agreement and the ADR itself. Holders may also inspect a copy of the deposit agreement at the depositary’s office.

Share Dividends and Other Distributions

Receipt of dividends and other distributions

The depositary has agreed to pay to holders of Sanofi-Aventis ADSs the cash dividends or other distributions that it or the custodian receives on the deposited Sanofi-Aventis ordinary shares and other deposited securities after deducting its fees and expenses. Holders of Sanofi-Aventis ADSs will receive these distributions in proportion to the number of Sanofi-Aventis ADSs that they hold.

Cash. The depositary will convert any cash dividend or other cash distribution paid on the shares into U.S. dollars if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the French government is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the dividends only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert into U.S. dollars for the account of the ADR holders who have not been paid. It will not invest the funds it holds and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid under French law will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents down to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the euro, holders may lose some or all of the value of the distribution.

Shares. The depositary may, and at our request will, distribute new ADRs representing any shares we distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The depositary will only distribute whole Sanofi-Aventis ADSs. It will sell shares that would require it to deliver a fractional Sanofi-Aventis ADS and distribute the net proceeds in the same way as it distributes cash. If the depositary does not distribute additional Sanofi-Aventis ADSs, the outstanding ADRs will also represent the new shares.

Rights to Receive Additional Shares. If we offer holders of Sanofi-Aventis ordinary shares any rights to subscribe for additional shares or any other rights, the depositary after consultation with us may make these rights available to holders or dispose of such rights on behalf of any holders and make the net proceeds available. The depositary may make rights available to certain holders but not others if it determines it is lawful and feasible to do so. The depositary must first consult with us. If by the terms of the offering or for any other reason, the depositary may not make such rights available or dispose of such rights and make the net proceeds available, it will allow the rights to lapse. In that case, holders of Sanofi-Aventis ADSs will receive no value for them.

If the depositary makes rights available to holders of Sanofi-Aventis ADSs, upon instruction from such holders, it will exercise the rights and purchase the shares on such holder’s behalf. The depositary will then deposit the shares and deliver ADRs to such holders. It will only exercise rights if holders of Sanofi-Aventis ADSs pay it the exercise price and any other charges the rights require such holders to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADRs issued upon exercise of rights. For example, holders of Sanofi-Aventis ADSs may not be able to trade these Sanofi-Aventis ADSs freely in the United States. In this case, the depositary may deliver Sanofi-Aventis ADSs under a separate restricted deposit agreement that will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place.

Other Distributions. The depositary will send to holders of Sanofi-Aventis ADSs anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it distributes cash, or it may choose any method to distribute the property it deems equitable and practicable.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of Sanofi-Aventis ADSs. We have no obligation to register Sanofi-Aventis ADSs, shares, rights or other securities under the U.S. Securities Act of 1933, as amended. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to holders of Sanofi-Aventis ADSs. This means that holders may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for the depositary to make them available to such holders.

Deposit, Withdrawal and Cancellation

Delivery of ADRs

The depositary will deliver ADRs if the holder or his or her broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of Sanofi-Aventis ADSs in the names the holder requests and will deliver the ADRs to the persons the holder requests at its office.

Obtaining Sanofi-Aventis ordinary shares

A holder may turn in his or her ADRs at the depositary’s office. Upon payment of its fees and expenses and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver (1) the underlying shares to an account designated by the holder and (2) any other deposited securities underlying the ADR at the office of a custodian or, at the holder’s request, risk and expense, the depositary will deliver the deposited securities at its office.

Voting Rights

A holder may instruct the depositary to vote the Sanofi-Aventis ordinary shares underlying his or her Sanofi-Aventis ADSs, but only if we ask the depositary to ask for holder instructions. Otherwise, holders will not be able to exercise their right to vote unless they withdraw the shares from the ADR program and vote as an ordinary shareholder. However, holders may not know about the meeting sufficiently in advance to withdraw the shares.

If we ask for holder instructions, the depositary will notify holders of the upcoming vote and arrange to deliver our voting materials to holders. The materials will (1) describe the matters to be voted on and (2) explain how holders may instruct the depositary to vote the shares or other deposited securities underlying their ADRs as holders direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to French law and the provisions of our statuts, to vote or to have its agents vote the shares or other deposited securities as holders instruct. The depositary will only vote or attempt to vote as holders instruct.

We cannot assure holders that they will receive the voting materials in time to ensure that holders can instruct the depositary to vote their shares. The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders may not be able to exercise their right to vote and there may be nothing holders can do if their shares are not voted as they requested.

Similar to our shares, Sanofi-Aventis ADSs evidenced by ADRs registered in the name of the same owner for at least two (2) years will be eligible for double voting rights if certain procedures are followed, as set out in the deposit agreement. For additional information regarding double voting rights, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Voting Rights”.

The deposit agreement allows the depositary and Sanofi-Aventis to change the voting procedures or require additional voting procedures in addition to the ones described above if necessary or appropriate to comply with French or United States law or our statuts. For example, holders might be required to arrange to have their Sanofi-Aventis ADSs deposited in a blocked account for a specified period of time prior to a shareholders’ meeting in order to be allowed to give voting instructions.

Notices and Reports; Rights of Holders to Inspect Books

Upon notice of any meeting of holders of shares or other deposited securities, if requested in writing by Sanofi-Aventis, the depositary will, as soon as practicable thereafter, mail to the holders a notice, the form of which is in the discretion of the depositary, containing (a) a summary in English of such information contained in the notice of meeting received by the depositary from the company, (b) a statement that the holders as of the close of business on a specified record date will be entitled, subject to any applicable provision of French law and of our statuts, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the amount of shares or other deposited securities represented by their respective ADSs and (c) a statement as to the manner in which such instructions may be given.

The depositary will make available for inspection by ADS holders at the depositary’s office any reports and communications, including any proxy soliciting material, received from usthat are both (a) received by the depositary as the holder of the deposited securities and (b) made generally available to the holders of such deposited securities by us. The depositary will also, upon written request, send to ADS holders copies of such reports when furnished by us pursuant to the deposit agreement. Any such reports and communications, including any such proxy soliciting material, furnished to the depositary by us will be furnished in English to the extent such materials are required to be translated into English pursuant to any regulations of the SEC.

The depositary will keep books for the registration of ADRs and transfers of ADRs that at all reasonable times will be open for inspection by the holders provided that such inspection shall not be for the purpose of communicating with holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADRs.

Fees and Expenses

Fees Payable By ADS Holders

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

Fees Paid to sanofi-aventis by the Depositary

JPMorgan, as depositary, has agreed to reimburse sanofi-aventis up to $4,000,000 per year for expenses sanofi-aventis incurs relating to legal fees, investor relations servicing, investor-related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted, investor relations channel, perception studies, accountants’ fees in relation to our annual report on Form 20-F or any other expenses directly or indirectly relating to managing the program or servicing the shareholders. From January 1, 2010 to February 28, 2011, sanofi-aventis has obtained reimbursements corresponding to the ceiling of $4,000,000 for 2010. Furthermore, JPMorgan has agreed to waive up to $425,000 each year in servicing fees for routine corporate actions, such as annual general meetings and divided distributions, as well as for other assistance such as tax and regulatory compliance fees, investor relations advisory services, etc.

Payment of Taxes

Each holder will be responsible for any taxes or other governmental charges payable on his or her Sanofi-Aventis ADSs or on the deposited securities underlying his or her Sanofi-Aventis ADSs. The depositary may refuse to transfer a holder’s Sanofi-Aventis ADSs or allow a holder to withdraw the deposited securities underlying his or her Sanofi-Aventis ADSs until such taxes or other charges are paid. It may apply payments owed to a holder or sell deposited securities underlying a holder’s Sanofi-Aventis ADSs to pay any taxes owed, and the holder will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of Sanofi-Aventis ADSs to reflect the sale and pay to the holder any proceeds, or send to the holder any property, remaining after it has paid the taxes.

Changes Affecting Deposited Securities

If we:

•	change the nominal or par value of our Sanofi-Aventis ordinary shares;

•	recapitalize, reorganize, merge, liquidate, sell assets, or take any similar action;

•	reclassify, split up or consolidate any of the deposited securities; or

•	distribute securities on the deposited securities that are not distributed to holders;

then either:

•

the cash, shares or other securities received by the depositary will become deposited securities and each Sanofi-Aventis ADS will automatically represent its equal share of the new deposited securities; or

•

the depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it receives. It may also deliver new ADRs or ask holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Disclosure of Interests

The obligation of a holder or other person with an interest in our shares to disclose information under French law and under our statuts also applies to holders and any other persons with an interest in the Sanofi-Aventis ADSs other than the depositary. The consequences for failure to comply with these provisions will be the same for holders and any other persons with an interest as a holder of our ordinary shares. For additional information regarding these obligations, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Requirements for Holdings Exceeding Certain Percentages”.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADRs without consent of the holders for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices a substantial right of holders of Sanofi-Aventis ADSs, it will only become effective 30 days after the depositary notifies such holders of the amendment. At the time an amendment becomes effective, such holders will be considered, by continuing to hold their ADR, to have agreed to the amendment and to be bound by the ADR and the deposit agreement as amended.

The depositary will terminate the agreement if we ask it to do so. The depositary may also terminate the agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In both cases, the depositary must notify holders at least 30 days before termination.

After termination, the depositary and its agents will be required to do only the following under the deposit agreement: (1) collect distributions on the deposited securities and (2) deliver shares and other deposited securities upon cancellation of ADRs. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the holders of

Sanofi-Aventis ADSs that have not surrendered their Sanofi-Aventis ADSs. It will have no liability for interest. The depositary’s only obligations will be to account for the proceeds of the sale and other cash and with respect to indemnification. After termination, our only obligation will be with respect to indemnification and to pay certain amounts to the depositary.

Limitations on Obligations and Liability to Holders of Sanofi-Aventis ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary, and it limits our liability and the liability of the depositary. We and the depositary:

•	are obligated only to take the actions specifically set forth in the deposit agreement without gross negligence or bad faith;

•	are not liable if either is prevented or delayed by law or circumstances beyond its control from performing its obligations under the deposit agreement;

•	are not liable if either exercises discretion permitted under the deposit agreement;

•

have no obligation to become involved in a lawsuit or other proceeding related to the Sanofi-Aventis ADSs or the deposit agreement on holders’ behalf or on behalf of any other party, unless indemnity satisfactory to it against all expense and liability is furnished as often as may be required; and

•	may rely upon any documents it believes in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register the transfer of Sanofi-Aventis ADSs, make a distribution on Sanofi-Aventis ADSs or process a withdrawal of shares, the depositary may require:

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

The depositary may refuse to deliver Sanofi-Aventis ADSs, register transfers of Sanofi-Aventis ADSs or permit withdrawals of shares when the transfer books of the depositary or our transfer books are closed, or at any time if the depositary or we think it advisable to do so.

Right to Receive the Shares Underlying the Sanofi-Aventis ADSs

Holders have the right to cancel their Sanofi-Aventis ADSs and withdraw the underlying Sanofi-Aventis ordinary shares at any time except:

•	when temporary delays arise when we or the depositary have closed our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	when the holder or other holders of Sanofi-Aventis ADSs seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•

when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Sanofi-Aventis ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of Sanofi-Aventis ADSs

Unless we tell the depositary not to, the deposit agreement permits the depositary to deliver Sanofi-Aventis ADSs before deposit of the underlying shares. This is called a pre-release of the Sanofi-Aventis ADSs. The depositary may also deliver shares upon cancellation of pre-released Sanofi-Aventis ADSs (even if the Sanofi-Aventis ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive Sanofi-Aventis ADSs instead of shares to close out a pre-release. Unless otherwise agreed in writing, the depositary may pre-release Sanofi-Aventis ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer (i) owns the shares or Sanofi-Aventis ADSs to be deposited, (ii) assigns all beneficial rights, title and interest in such shares or ADRs to the depositary and (iii) will not take any action with respect to such shares or ADRs that is inconsistent with the transfer of beneficial ownership, other than in satisfaction of such pre-release; (2) the pre-release must be fully collateralized with cash, U.S. government securities or other collateral that the depositary considers appropriate; (3) the depositary must be able to close out the pre-release on not more than five business days’ notice; and (4) the depositary may require such further indemnities and credit regulations as it deems appropriate. In addition, the depositary will limit the number of Sanofi-Aventis ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. The depositary may retain for its own account any compensation received by it in connection with the foregoing.

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

(b) Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a — 15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2010 based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.

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

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers Audit and Ernst & Young Audit, independent registered public accounting firms, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2010, which is included herein. See paragraph (c) of the present Item 15, below.

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

Item 16.

[Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Klaus Pohle, Robert Castaigne and Gérard Van Kemmel, directors serving on the Audit Committee, are independent financial experts within the meaning of §407 of the Sarbanes-Oxley Act of 2002. The Board of Directors deemed Klaus Pohle to be a financial expert taking into account his education and professional experience in financial matters, accountancy and internal control. The Board of Directors determined that Robert Castaigne qualifies as a financial expert based on his education and his experience as Chief Financial Officer of a major corporation. The Board of Directors determined that Gérard Van Kemmel qualifies as a financial expert based on his experience as a partner at an international accounting firm. The Board of Directors has determined that all three directors meet the independence criteria of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, although only Mr. Pohle and Mr. Van Kemmel meet the French AFEP-MEDEF criteria of independence applied by the Board of Directors for general corporate governance purposes. (See Item 16.G, below.)

Item 16B. Code of Ethics

We have adopted a financial code of ethics, as defined in Item 16.B. of Form 20-F under the Exchange Act. Our financial code of ethics applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and other officers performing similar functions, as may be designated from time to time. Our financial code of ethics is available on our Website at www.sanofi-aventis.com (information on our website is not incorporated by reference in this annual report). A copy of our financial code of ethics may also be obtained without charge by addressing a written request to the attention of Individual Shareholder Relations at our headquarters in Paris. We will disclose any amendment to a waiver of the provisions of such financial code of ethics on our website within 5 business days of such event.

Item 16C. Principal Accountants’ Fees and Services

See Note E. to our consolidated financial statements included at Item 18 of this annual report.

Item 16D. Exemptions from the Listing Standards for Audit Committees

N/A

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2010, sanofi-aventis made the following purchases of its ordinary shares.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Approximate Value of Shares that May Yet Be Purchased Under the Plans or Programs
February 2010	3,900,000	€53.85	3,900,000	€10,314,188,680	(1)
March 2010	2,100,000	€56.02	2,100,000	€10,196,546,680	(1)
November 2010	213,811	€48.02	213,811	€10,537,565,195	(2)
December 2010	536,485	€48.67	536,485	€10,511,454,470	(2)

(1)

The Company was authorized to repurchase its shares under the €480 million share repurchase program established by the Chief Executive Officer of the Company on February 11, 2010 in implementation of the shareholders resolution adopted at the Annual Shareholders’ Meeting of April 17, 2009 for a period of eighteen months (i.e., through October 16, 2010) authorizing the repurchase of up to €10,524,203,680 of shares for a period of eighteen months (i.e., through October 16, 2010). This authorization was replaced by a resolution adopted by the Annual Shareholders’ Meeting held on May 17, 2010 authorizing the repurchase of up to €10,547,832,400 of shares for a period of eighteen months (i.e., through November 16, 2011).

(2)

These repurchases of shares have been made in application of a liquidity contract entered into between the Company and Exane BNP Paribas for the period running from September 16, 2010 to December 31, 2010. This contract provides for an endowment of €40 million for market making activities, of which €20 million have been made available. The liquidity contract was entered into in implementation of the shareholders resolution adopted at the Annual Shareholders’ Meeting of May 17, 2010 authorizing the repurchase of up to €10,547,832,400 of shares for a period of eighteen months (i.e., through November 16, 2011).

Item 16F. Change in Registrant’s Certifying Accountant

N/A

Item 16G. Corporate Governance

Sanofi-aventis is incorporated under the laws of France, with securities listed on regulated public markets in the United States (New York Stock Exchange) and France (Euronext Paris). Consequently, as described further at “Item 6. Directors, Senior Management and Employees — C. Board practices” hereof, our corporate governance framework reflects the mandatory provisions of French corporate law, the securities laws and regulations of

France and the United States and the rules of the aforementioned public markets. In addition, we generally follow the so-called “AFEP-MEDEF” corporate governance recommendations for French listed issuers. As a result, our corporate governance framework is similar in many respects to, and provides investor protections that are comparable to — or in some cases, more stringent than — the corresponding rules of the New York Stock Exchange. Nevertheless, there are important differences to keep in mind.

In line with New York Stock Exchange rules applicable to domestic issuers, sanofi-aventis maintains a board of directors at least half of the members of which are independent. Sanofi-aventis evaluates the independence of members of our Board of Directors using the standards of the French AFEP-MEDEF corporate governance recommendations as the principal reference. We believe that AFEP-MEDEF’s overarching criteria for independence — no relationship of any kind whatsoever with the Company, its group or the management of either that is such as to color a Board member’s judgment — are on the whole consistent with the goals of the New York Stock Exchange’s rules although the specific tests proposed under the two standards may vary on some points. We note that under AFEP-MEDEF rules, our non-executive Chairman of the Board has automatically been classified as non-independent although he has no relationship with Sanofi-Aventis that would cause him to be non-independent under the rules of the New York Stock Exchange. Additionally, we have complied with the audit committee independence and other requirements of the Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, adopted pursuant to the Sarbanes-Oxley Act of 2002. Our Compensation Committee includes non-independent members, which is permitted under the AFEP-MEDEF rules, but would not be compliant with the rules of the New York Stock Exchange for domestic issuers.

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

As described above, a number of issues, which could be resolved directly by a board or its committees in the United States, require the additional protection of direct shareholder consultation in France. On the other hand, there is not a tradition of non-executive Board of Director sessions. Our audit committee is entirely composed of independent directors as that term is defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, adopted pursuant to the Sarbanes-Oxley Act of 2002. The composition of our Audit Committee, Compensation Committee, and Appointments and Governance Committee includes directors who are also officers or recently retired officers of our principal shareholders.

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

French corporate law provides that the Board of Directors must vote to approve a broadly defined range of transactions that could potentially create conflicts of interest between sanofi-aventis on the one hand and its directors and Chief Executive Officer on the other hand, with these transactions then being presented to our shareholders at the following annual general meeting. This legal safeguard provides shareholders with an opportunity to approve significant aspects of the Chief Executive Officer’s compensation package even in the absence of “say on pay” legislation in France, and it operates in place of certain provisions of the NYSE Listed Company Manual.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

See pages F-1 through F-126 incorporated herein by reference.

Item 19. Exhibits

1.1	Articles of association (statuts) of sanofi-aventis (English translation)

1.2	Board Charter (Règlement Intérieur) of sanofi-aventis (English translation)

2.1	Form of Deposit Agreement between sanofi-aventis and JPMorgan Chase Bank, N.A., as depositary (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 dated August 7, 2007 relating to our American Depositary Shares, SEC File No. 333-145177)

2.2	Instrument defining rights of holders of American Depositary Shares each representing one quarter of a Participating Share Series A (incorporated by reference to Item. 3 Exhibit (a) of the Registration Statement on Form F-6 (Registration No. 33-31904) dated November 21, 1989)

4.1	Facilities Agreement, dated October 2, 2010, by and among Sanofi-Aventis, BNP Paribas, J.P. Morgan plc and Société Générale Corporate & Investment Banking acting as Initial Mandated Lead Arrangers, Société Générale acting as Facilities Agent, the Companies listed as Additional Borrowers thereto and the Financial Institutions included as Lenders therein. (incorporated by reference to Item. 12 Exhibit (b)(A) of the Tender Offer Statement on Schedule TO filed on October 4, 2010.)

4.2	Amendment dated February 15, 2011 to the Facilities Agreement, dated October 2, 2010, by and among Sanofi-Aventis, BNP Paribas, J.P. Morgan plc and Société Générale Corporate & Investment Banking acting as Initial Mandated Lead Arrangers, Société Générale acting as Facilities Agent, the Companies listed as Additional Borrowers thereto and the Financial Institutions included as Lenders therein. (incorporated by reference to Item. 12 Exhibit (b)(B) of Amendment No. 15 to the Tender Offer Statement on Schedule TO filed on February 16, 2011)

4.3	Agreement and Plan of Merger, dated as of February 16, 2011, among Sanofi-Aventis, GC Merger Corp., and Genzyme Corporation (incorporated by reference to Item. 12 Exhibit (d)(1) of Amendment No. 15 to the Tender Offer Statement on Schedule TO filed on February 16, 2011)

4.4	Form of Contingent Value Rights Agreement by and among Sanofi and Trustee (incorporated by reference to Item. 12 Exhibit (d)(2) of Amendment No. 15 to the Tender Offer Statement on Schedule TO filed on February 16, 2011)

8.1	List of significant subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure” of this 20-F.

12.1	Certification by Christopher Viehbacher, Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Jérôme Contamine, Principal Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Christopher Viehbacher, Chief Executive Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Jérôme Contamine, Principal Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Ernst & Young Audit dated February 25, 2011

23.2	Consent of PricewaterhouseCoopers Audit dated February 28, 2011

99.1	Report of the Chairman of the Board of Directors for 2010 as required by Art. L. 225-37 paragraph 6 of the French Commercial Code

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

sanofi-aventis

by:	/s/ CHRISTOPHER VIEHBACHER
Christopher Viehbacher Chief Executive Officer

Date: February 28, 2011

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The financial statements are presented in accordance with

International Financial Reporting Standards (IFRS)

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRMS

SANOFI-AVENTIS

To the Board of Directors and Shareholders of sanofi-aventis,

We have audited the accompanying consolidated balance sheets of sanofi-aventis and its subsidiaries (together the “Group”) as of December 31, 2010, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2010, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the PCAOB, the effectiveness of the Group’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011 expressed an unqualified opinion thereon.

Neuilly-sur-Seine and Paris-La Défense, February 25, 2011

PricewaterhouseCoopers Audit	Ernst & Young Audit

Xavier Cauchois	Philippe Vogt	Christian Chiarasini	Jacques Pierres

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRMS

SANOFI-AVENTIS

To the Board of Directors and Shareholders of sanofi-aventis,

We have audited internal control over financial reporting of sanofi-aventis and its subsidiaries (together “the Group”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the PCAOB, the consolidated balance sheets of the Group as of December 31, 2010, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 25, 2011 expressed an unqualified opinion thereon.

Neuilly-sur-seine and Paris-La Défense, February 25, 2011

PricewaterhouseCoopers Audit		Ernst & Young Audit

Xavier Cauchois	Philippe Vogt	Christian Chiarasini	Jacques Pierres

CONSOLIDATED BALANCE SHEETS

(€ million)	Note	December 31, 2010	December 31, 2009 (1)	December 31, 2008
ASSETS
Property, plant and equipment	D.3.	8,155	7,830	6,961
Goodwill	D.4.	31,932	29,733	28,163
Other intangible assets	D.4.	12,479	13,747	15,260
Investments in associates and joint ventures	D.6.	924	955	2,459
Non-current financial assets	D.7.	1,644	998	821
Deferred tax assets	D.14.	3,051	2,912	2,920
Non-current assets		58,185	56,175	56,584
Inventories	D.9.	5,020	4,444	3,590
Accounts receivable	D.10.	6,507	6,015	5,303
Other current assets	D.11.	2,000	2,104	1,881
Current financial assets	D.12.	51	277	403
Cash and cash equivalents	D.13./D.17.	6,465	4,692	4,226
Current assets		20,043	17,532	15,403
Assets held for sale or exchange	D.8.	7,036	6,544	—
TOTAL ASSETS		85,264	80,251	71,987

(1)

In accordance with IFRS 3 (Business Combinations), sanofi-aventis adjusted the values of certain identifiable assets and liabilities of Merial during the purchase price allocation period (see Note D.1.).

The accompanying notes on pages F-10 to F-126 are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(€ million)	Note	December 31, 2010	December 31, 2009 (1)	December 31, 2008
LIABILITIES & EQUITY
Equity attributable to equity holders of sanofi-aventis	D.15.	53,097	48,322	44,866
Equity attributable to non-controlling interests	D.16.	191	258	205
Total equity		53,288	48,580	45,071
Long-term debt	D.17.	6,695	5,961	4,173
Non-current liabilities related to business combinations and to non-controlling interests	D.18.	388	75	—
Provisions and other non-current liabilities	D.19.	9,326	8,236	7,730
Deferred tax liabilities	D.14.	3,808	4,933	5,668
Non-current liabilities		20,217	19,205	17,571
Accounts payable		2,800	2,654	2,791
Other current liabilities	D.19.4.	5,624	5,369	4,721
Current liabilities related to business combinations and to non-controlling interests	D.18.	98	76	—
Short-term debt and current portion of long-term debt	D.17.	1,565	2,866	1,833
Current liabilities		10,087	10,965	9,345
Liabilities related to assets held for sale or exchange	D.8.	1,672	1,501	—
TOTAL LIABILITIES & EQUITY		85,264	80,251	71,987

(1)

In accordance with IFRS 3 (Business Combinations), sanofi-aventis adjusted the values of certain identifiable assets and liabilities of Merial during the purchase price allocation period (see Note D.1.).

The accompanying notes on pages F-10 to F-126 are an integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Net sales	D.34./D.35.	30,384	29,306	27,568
Other revenues		1,651	1,443	1,249
Cost of sales		(8,717)	(7,880)	(7,337)
Gross profit		23,318	22,869	21,480
Research and development expenses		(4,401)	(4,583)	(4,575)
Selling and general expenses		(7,567)	(7,325)	(7,168)
Other operating income	D.25.	359	866	556
Other operating expenses	D.26.	(276)	(481)	(353)
Amortization of intangible assets		(3,529)	(3,528)	(3,483)
Impairment of intangible assets	D.5.	(433)	(372)	(1,554)
Restructuring costs	D.27.	(1,372)	(1,080)	(585)
Gains and losses on disposals, and litigation	D.28.	(138)	—	76
Operating income		5,961	6,366	4,394
Financial expenses	D.29.	(467)	(324)	(335)
Financial income	D.29.	105	24	103
Income before tax and associates and joint ventures		5,599	6,066	4,162
Income tax expense	D.30.	(1,242)	(1,364)	(682)
Share of profit/loss of associates and joint ventures	D.31.	978	814	692
Net income excluding the held-for-exchange Merial business (1)		5,335	5,516	4,172
Net income from the held-for-exchange Merial business (1)	D.8.	386	175	120
Net income		5,721	5,691	4,292
Net income attributable to non-controlling interests	D.32.	254	426	441
Net income attributable to equity holders of sanofi-aventis		5,467	5,265	3,851
Average number of shares outstanding (million)	D.15.9.	1,305.3	1,305.9	1,309.3
Average number of shares outstanding after dilution (million)	D.15.9.	1,308.2	1,307.4	1,310.9
– Basic earnings per share (in euros)		4.19	4.03	2.94
– Diluted earnings per share (in euros)		4.18	4.03	2.94

(1)

Reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations). For the other disclosures required under IFRS 5, refer to Note D.8. to our consolidated financial statements.

The accompanying notes on pages F-10 to F-126 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009 (1)	Year ended December 31, 2008
Net income	5,721	5,691	4,292
Attributable to equity holders of sanofi-aventis	5,467	5,265	3,851
Attributable to non-controlling interests	254	426	441
Income (expense) recognized directly in equity:
• Available-for-sale financial assets	141	110	(132)
• Cash flow hedges	17	(175)	104
• Remeasurement of previously-held equity interests:
• Merial (50%) (2)	—	1,379	—
• Zentiva (24.9%)	—	108	—
• Actuarial gains/(losses)	(311)	(169)	(829)
• Change in cumulative translation difference	2,654	(298)	948
• Tax effect of income and expenses recognized directly in equity (3)	152	(274)	132
Total income/(expense) recognized directly in equity	2,653	681	223
Total recognized income/(expense) for the period	8,374	6,372	4,515
Attributable to equity holders of sanofi-aventis	8,109	5,945	4,090
Attributable to non-controlling interests	265	427	425

(1)

In accordance with IFRS 3 (Business Combinations), sanofi-aventis adjusted the values of certain identifiable assets and liabilities of Merial during the purchase price allocation period (see Note D.1.).

(2)

Representing $2,029 million (equivalent to $1,551 million net of taxes) at the end of the purchase price allocation period (see Note D.1.), including a retrospective adjustment of $242 million following valuation adjustments to certain identifiable assets and liabilities.

(3)	See analysis in Note D.15.7.

The accompanying notes on pages F-10 to F-126 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(€ million)	Share capital	Additional paid-in capital and retained earnings	Treasury shares	Stock options and other share-based payment	Other items recognized directly in equity (1)	Attributable to equity holders of sanofi- aventis	Attributable to non-controlling interests	Total equity
Balance at January 1, 2008	2,732	47,162	(2,275)	1,468	(4,545)	44,542	177	44,719
Income/(expense) recognized directly in equity	—	(693)	—	—	932	239	(16)	223
Net income for the period	—	3,851	—	—	—	3,851	441	4,292
Total recognized income/(expense) for the period	—	3,158	—	—	932	4,090	425	4,515
Dividend paid out of 2007 earnings (€2.07 per share)	—	(2,702)	—	—	—	(2,702)	—	(2,702)
Payment of dividends and equivalents to non-controlling interests	—	—	—	—	—	—	(397)	(397)
Share repurchase program	—	—	(1,227)	—	—	(1,227)	—	(1,227)
Reduction in share capital	(103)	(2,843)	2,946	—	—	—	—	—
Share-based payment:
• Exercise of stock options	2	37	—	—	—	39	—	39
• Proceeds from sale of treasury shares on exercise of stock options	—	—	4	—	—	4	—	4
• Value of services obtained from employees	—	—	—	125	—	125	—	125
• Tax effect of exercise of stock options	—	—	—	(12)	—	(12)	—	(12)
Other movements	—	7	—	—	—	7	—	7
Balance at December 31, 2008	2,631	44,819	(552)	1,581	(3,613)	44,866	205	45,071
Income/(expense) recognized directly in equity (3)	—	1,000	—	—	(320)	680	1	681
Net income for the period	—	5,265	—	—	—	5,265	426	5,691
Total recognized income/(expense) for the period (3)	—	6,265	—	—	(320)	5,945	427	6,372
Dividend paid out of 2008 earnings (€2.20 per share)	—	(2,872)	—	—	—	(2,872)	—	(2,872)
Payment of dividends and equivalents to non-controlling interests	—	—	—	—	—	—	(418)	(418)
Share-based payment:
• Exercise of stock options	6	134	—	—	—	140	—	140
• Proceeds from sale of treasury shares on exercise of stock options	—	—	26	—	—	26	—	26
• Value of services obtained from employees	—	—	—	114	—	114	—	114
• Tax effect of exercise of stock options	—	—	—	1	—	1	—	1
Non-controlling interests generated by acquisitions	—	—	—	—	—	—	49	49
Changes in non-controlling interests without loss of control	—	—	—	—	—	—	(5)	(5)
Step acquisitions (2)	—	102	—	—	—	102	—	102
Balance at December 31, 2009 (3)	2,637	48,448	(526)	1,696	(3,933)	48,322	258	48,580
Income/(expense) recognized directly in equity	—	(139)	—	—	2,781	2,642	11	2,653
Net income for the period	—	5,467	—	—	—	5,467	254	5,721
Total recognized income/(expense) for the period	—	5,328	—	—	2,781	8,109	265	8,374
Dividend paid out of 2009 earnings (€2.40 per share)	—	(3,131)	—	—	—	(3,131)	—	(3,131)
Payment of dividends and equivalents to non-controlling interests	—	—	—	—	—	—	(307)	(307)
Share repurchase program (4)	—	—	(321)	—	—	(321)	—	(321)
Reduction in share capital (4)	(16)	(404)	420	—	—	—	—	—
Share-based payment:
• Exercise of stock options	1	17	—	—	—	18	—	18
• Proceeds from sale of treasury shares on exercise of stock options	—	—	56	—	—	56	—	56
• Value of services obtained from employees	—	—	—	133	—	133	—	133
Non-controlling interests generated by acquisitions	—	—	—	—	—	—	1	1
Changes in non-controlling interests without loss of control (5)	—	(89)	—	—	—	(89)	(26)	(115)
Balance at December 31, 2010	2,622	50,169	(371)	1,829	(1,152)	53,097	191	53,288

(1)	See Note D.15.7.
(2)	Adjustment to retained earnings prior to acquisition of control over Zentiva, in particular the impairment loss recognized against the carrying amount of the equity interest in 2007.
(3)

In accordance with IFRS 3 (Business Combinations), sanofi-aventis adjusted the values of certain identifiable assets and liabilities of Merial during the purchase price allocation period (see Note D.1.).

(4)	See Notes D.15.4. and D.15.5.
(5)	Primarily buyouts of non-controlling interests in Aventis Pharma Limited (India) and in Zentiva.

The accompanying notes on pages F-10 to F-126 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Net income attributable to equity holders of sanofi-aventis		5,467	5,265	3,851
Net income from the held-for-exchange Merial business		(386)	(175)	(120)
Dividends received from Merial		497	179	116
Non-controlling interests, excluding BMS (1)		17	21	19
Share of undistributed earnings of associates and joint ventures		54	34	23
Depreciation, amortization and impairment of property, plant and equipment and intangible assets		5,129	5,011	5,985
Gains and losses on disposals of non-current assets, net of tax (2)		(111)	(25)	(45)
Net change in deferred taxes		(1,512)	(1,169)	(1,473)
Net change in provisions		473	161	56
Cost of employee benefits (stock options and other share-based payments)		131	114	125
Impact of the workdown of acquired inventories remeasured at fair value		30	27	—
Unrealized (gains)/losses recognized in income		247 (5)	(81)	(13)
Operating cash flow before changes in working capital		10,036	9,362	8,524
(Increase)/decrease in inventories		(378)	(489)	(84)
(Increase)/decrease in accounts receivable		(82)	(429)	(309)
Increase/(decrease) in accounts payable		28	(336)	(28)
Net change in other current assets, current financial assets and other current liabilities		155	407	420
Net cash provided by/(used in) operating activities (3)		9,759	8,515	8,523
Acquisitions of property, plant and equipment and intangible assets	D.3./D.4.	(1,573)	(1,785)	(1,606)
Acquisitions of investments in consolidated undertakings, net of cash acquired	D.1.	(1,659)	(5,563)	(661)
Acquisitions of available-for-sale financial assets	D.1./D.7.	(74)	(5)	(6)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax (4)	D.2.	131	85	123
Net change in loans and other non-current financial assets		(208)	(19)	(4)
Net cash provided by/(used in) investing activities		(3,383)	(7,287)	(2,154)
Issuance of sanofi-aventis shares	D.15.	18	142	51
Dividends paid:
• to shareholders of sanofi-aventis		(3,131)	(2,872)	(2,702)
• to non-controlling interests, excluding BMS (1)		(7)	(6)	(6)
Transactions with non-controlling interests, other than dividends		(97)	—	—
Additional long-term debt contracted	D.17.	505	4,697	765
Repayments of long-term debt	D.17.	(1,981)	(1,989)	(1,253)
Net change in short-term debt	D.17.	310	(785)	557
Acquisition of treasury shares	D.15.4.	(321)	—	(1,227)
Disposals of treasury shares, net of tax	D.15.	57	26	6
Net cash provided by/(used in) financing activities		(4,647)	(787)	(3,809)
Impact of exchange rates on cash and cash equivalents		44	25	(45)
Net change in cash and cash equivalents		1,773	466	2,515
Cash and cash equivalents, beginning of period		4,692	4,226	1,711
Cash and cash equivalents, end of period	D.13.	6,465	4,692	4,226

(1) See Note C.1. (2) Including available-for-sale financial assets. (3) Including:
Income tax paid		(3,272)	(2,981)	(2,317)
Interest paid		(474)	(269)	(317)
Interest received		61	88	132
Dividends received from non-consolidated entities		3	5	5

(4)	Property, plant and equipment, intangible assets, investments in consolidated undertakings and other non-current financial assets.
(5)	Arising primarily on the translation of U.S. dollar surplus cash from American subsidiaries transferred to the sanofi-aventis parent company.

The accompanying notes on pages F-10 to F-126 are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2010

INTRODUCTION

Sanofi-aventis and its subsidiaries (“sanofi-aventis” or “the Group”) is a global healthcare group engaged in the research, development, manufacture and marketing of healthcare products, drugs and vaccines. The sanofi-aventis pharmaceutical portfolio includes flagship products, together with a broad range of prescription drugs, generic drugs and consumer health products.

Sanofi-aventis, the parent company, is a société anonyme (a form of limited liability company) incorporated under the laws of France. The registered office is at 174, avenue de France, 75013 Paris, France.

Sanofi-aventis is listed in Paris (Euronext: SAN) and New York (NYSE: SNY).

The consolidated financial statements for the year ended December 31, 2010, and the notes thereto, were adopted by the sanofi-aventis Board of Directors on February 8, 2011.

A. BASIS OF PREPARATION

A.1. International Financial Reporting Standards (IFRS)

The consolidated financial statements cover the twelve-month periods ended December 31, 2010, 2009 and 2008.

In accordance with Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 on the application of international accounting standards, sanofi-aventis has presented its consolidated financial statements in accordance with IFRS since January 1, 2005. The term “IFRS” refers collectively to international accounting and financial reporting standards (IASs and IFRSs) and to interpretations of the interpretations committees (SIC and IFRIC), mandatorily applicable as of December 31, 2010.

The consolidated financial statements of sanofi-aventis as of December 31, 2010 have been prepared in compliance with IFRS as issued by the International Accounting Standards Board (IASB) and with IFRS endorsed by the European Union as of December 31, 2010.

IFRS endorsed by the European Union as of December 31, 2010 are available under the heading “IASs/IFRSs, Standards and Interpretations” via the web link http://ec.europa.eu/internal_market/accounting/ias/index_en.htm.

The consolidated financial statements have been prepared in accordance with the IFRS general principles of fair presentation, going concern, accrual basis of accounting, consistency of presentation, materiality, and aggregation.

New standards, amendments and interpretations applicable in 2010 with an impact on the consolidated financial statements are described in Note A.2. For standards, amendments and interpretations issued by the IASB that are not mandatorily applicable in 2010, refer to Note B.28.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

A.2. New standards, amendments and interpretations applicable in 2010

New standards, amendments and interpretations applicable in 2010 with an impact on the consolidated financial statements of sanofi-aventis for the year ended December 31, 2010 are as follows:

– Revised IFRS 3:

In 2008, the IASB issued a revised version of IFRS 3 (Business Combinations), which has been endorsed by the European Union. The revised IFRS 3, applied by sanofi-aventis to business combinations completed from 2010 onwards, changes the way in which the purchase method (now known as the “acquisition method” in the revised IFRS 3) is applied.

The accounting policies applicable to business combinations are described in Note B.3. “Business combinations and transactions with non-controlling interests”, and in Note B.22. “Income tax expense”, which deals with unrecognized deferred tax assets.

– Amended IAS 27	In 2008, the IASB issued an amended version of IAS 27 (Consolidated and Separate Financial Statements), which has been endorsed by the European Union and is applicable simultaneously with the revised IFRS 3. The amendments to IAS 27 largely relate to transactions with non-controlling interests, and to partial disposals resulting in loss of control. The relevant accounting policies are described in Note B.3. “Business combinations and transactions with non-controlling interests”.

– IFRS 5	The first “Annual Improvements to IFRSs” standard, issued in 2008, included an amendment to IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations), which is mandatorily applicable at the same time as the amended IAS 27. This amendment clarifies the treatment of disposals resulting in loss of control as regards IFRS 5: in such cases, all assets and liabilities of the entity involved must be classified as assets or liabilities “held for sale”. This standard has been endorsed by the European Union. The Group’s accounting policy for such transactions already complied with this amendment (see Note B.7. “Assets held for sale or exchange”).

A.3. Use of estimates

The preparation of financial statements requires management to make reasonable estimates and assumptions, based on information available at the date of preparation of the financial statements, that may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities.

Examples include:

•	amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions (see Note B.14.);

•	provisions relating to product liability claims (see note D.22.);

•	impairment of property, plant and equipment, goodwill, intangible assets, and investments in associates and joint ventures (see Note B.6.);

•	the valuation of goodwill and the valuation and useful life of acquired intangible assets (see Notes B.3. and B.4.3.);

•	the amount of post-employment benefit obligations (see Note B.23.);

•	the amount of provisions for restructuring, litigation, tax risks and environmental risks (see Note B.12.);

•	the measurement of contingent payments (see Note D.18.).

Actual results could differ from these estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

B.1. Basis of consolidation

In accordance with IAS 27 (Consolidated and Separate Financial Statements), the consolidated financial statements include the accounts of the sanofi-aventis parent company and those of its subsidiaries, using the full consolidation method. Subsidiaries are entities which the Group controls (i.e. it has the power to govern their financial and operating activities). The existence of effectively exercisable or convertible potential voting rights is taken into account in determining whether control exists. Control is presumed to exist where the Group holds more than 50% of an entity’s voting rights.

Equity interests in entities are consolidated from the date on which exclusive control of the entity is obtained; divested equity interests are deconsolidated on the date on which exclusive control ceases. The Group’s share of post-acquisition profits or losses is taken to the income statement, while post-acquisition movements in the acquiree’s reserves are taken to consolidated reserves.

Entities over which sanofi-aventis exercises joint control are known as “joint ventures” and are accounted for using the equity method in accordance with the option in IAS 31 (Interests in Joint Ventures).

Entities over which sanofi-aventis exercises significant influence are accounted for by the equity method in accordance with IAS 28 (Investments in Associates). Significant influence exists where sanofi-aventis has the power to participate in the financial and operating policy decisions of the investee, but without the power to exercise control or joint control over those policies. Significant influence is presumed to exist where the Group owns directly, or indirectly via its subsidiaries, between 20% and 50% of the voting rights of the investee.

Acquisition-related costs are included as a component of the cost of acquiring joint ventures and associates.

Material transactions between consolidated companies are eliminated, as are intragroup profits.

B.2. Foreign currency translation

B.2.1. Accounting for transactions in foreign currencies in individual company accounts

Non-current assets (other than receivables) and inventories acquired in foreign currencies are translated into the functional currency using the exchange rate prevailing at the acquisition date.

Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. The resulting gains and losses are recorded in the income statement. However, foreign exchange gains and losses arising from the translation of advances between consolidated subsidiaries for which settlement is neither planned nor likely to occur in the foreseeable future are recognized directly in equity in Cumulative translation difference.

B.2.2. Foreign currency translation of the financial statements of foreign subsidiaries

In accordance with IAS 21 (The Effects of Changes in Foreign Exchange Rates), each Group subsidiary translates foreign currency transactions into the currency that is most representative of its economic environment (the functional currency).

All assets and liabilities are translated into euros using the exchange rate of the subsidiary’s functional currency prevailing at the balance sheet date. Income statements are translated using a weighted average exchange rate for the period. The resulting translation difference is recognized as a separate component of equity in the consolidated statement of comprehensive income, and is recognized in the income statement only when the subsidiary is sold or is wholly or partially liquidated.

Under the exemptions allowed by IFRS 1, sanofi-aventis elected to eliminate through equity all cumulative translation differences for foreign operations at the January 1, 2004 IFRS transition date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

B.3. Business combinations and transactions with non-controlling interests

B.3.1. Accounting for business combinations, transactions with non-controlling interests and loss of control

Business combinations are accounted for using the acquisition method. Under this method, the acquiree’s identifiable assets and liabilities that satisfy the recognition criteria of IFRS 3 are measured initially at their fair values as at the date of acquisition, except for non-current assets classified as held for sale, which are measured at fair value less costs to sell. Restructuring liabilities are not recognized as a liability of the acquiree unless the acquiree has an obligation as at the acquisition date to carry out the restructuring.

Business combinations, completed on or after January 1, 2010, are accounted for in accordance with the revised IFRS 3 (Business Combinations) and the amended IAS 27 (Consolidated and Separate Financial Statements). These revised standards are applied prospectively.

The changes in these two standards have resulted in changes in the terminology used:

Revised IFRS 3 terminology
Non-controlling interests	Previous terminology: Minority interests
Contingent consideration	Alternative term: Contingent payment
Consideration transferred	Definition: Initial payment + contingent consideration

The principal accounting rules applicable to business combinations and transactions with non-controlling interests include:

–	Acquisition-related costs are recognized as an expense on the acquisition date, as a component of Operating income. In the case of business combinations completed before January 1, 2010, these costs were accounted for as a component of the cost of the acquisition.

–	Contingent consideration is recognized in equity if the contingent payment is settled by delivery of a fixed number of the acquirer’s equity instruments; in all other cases, it is recognized in liabilities related to business combinations. Contingent consideration is recognized at fair value at the acquisition date irrespective of the probability of payment. Subsequent adjustments after the twelve-month purchase price allocation period are recognized in profit or loss if the contingent consideration was originally recognized as a liability. Subsequent contingent consideration adjustments in respect of business combinations completed before January 1, 2010 continue to be accounted for in accordance with the pre-revision IFRS 3, i.e. through goodwill.

In the case of business combinations completed before January 1, 2010, where the contractual arrangements for the combination included an adjustment to the cost of the combination contingent upon future events, this adjustment was included in the cost of the combination at the acquisition date, if the adjustment was probable and could be measured reliably. If the adjustment was not probable or could not be measured reliably, it was not included in the cost of the combination on initial recognition of the combination. If the adjustment subsequently became probable and reliably measurable, the additional consideration was treated as an adjustment to the cost of the combination (i.e. as an adjustment to goodwill).

–	In the case of a step acquisition, the previously-held equity interest in the acquiree is remeasured at its acquisition-date fair value, with the difference between this fair value and the carrying amount taken to profit or loss, along with any gains or losses relating to the previously-held interest that were initially recognized directly in equity (other comprehensive income) and which are reclassifiable to profit or loss.

In the case of business combinations where control was acquired in stages before January 1, 2010, goodwill was determined at each stage as the excess of the cost of the transaction over the fair value of the share of assets acquired in each transaction. The remeasurement of the fair value of the previously-held equity interest was recognized in equity on the line Remeasurement of previously-held equity interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

–	Goodwill may be calculated on the basis of either (i) the entire fair value of the acquiree, or (ii) a share of the fair value of the acquiree proportionate to the interest acquired. This option may be elected for each acquisition individually. For business combinations completed before January 1, 2010, goodwill was in all cases calculated on the basis of a share of the fair value of the acquiree proportionate to the interest acquired.

–	The effects of (i) a buyout of non-controlling interests in a subsidiary already controlled by the Group, and (ii) divestment of a percentage interest without loss of control, are recognized in equity.

–	In a partial disposal resulting in loss of control, the retained equity interest is remeasured at fair value at the date of loss of control; the gain or loss recognized on the disposal will include the effect of this remeasurement and the gain or loss on the sale of the equity interest, including items initially recognized in equity and reclassified to profit or loss.

–	Adjustments to the values of assets and liabilities initially determined provisionally (pending the results of independent valuations or further analysis) are recognized as a retrospective adjustment to goodwill if they are made within twelve months of the acquisition date. Once this twelve-month period has elapsed, the effects of any adjustments are recognized directly in the income statement, unless they qualify as an error correction.

Under the exemptions allowed by IFRS 1, sanofi-aventis elected not to restate in accordance with IFRS 3 any business combinations completed prior to the January 1, 2004 transition date. This includes the combination between Sanofi and Synthélabo that took place in 1999.

Purchase price allocations are performed under the responsibility of management, with assistance from an independent valuer in the case of major acquisitions.

B.3.2. Goodwill

The excess of the cost of an acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the acquiree is recognized as goodwill at the date of the business combination.

Goodwill arising on the acquisition of subsidiaries is shown as a separate line in the balance sheet in intangible assets under Goodwill, whereas goodwill arising on the acquisition of associates and joint ventures is recorded in Investments in associates and joint ventures.

Goodwill arising on the acquisition of foreign entities is measured in the functional currency of the acquired entity and translated using the exchange rate prevailing at the balance sheet date.

In accordance with IAS 36 (Impairment of Assets), goodwill is carried at cost less accumulated impairment (see Note B.6.).

Goodwill is tested for impairment annually and whenever events or circumstances indicate that impairment might exist. Such events or circumstances include significant changes liable to have an other-than-temporary impact on the substance of the original investment.

B.4. Other intangible assets

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Amortization of intangible assets is recognized in the income statement under Amortization of intangible assets with the exception of amortization of acquired or internally-developed software, which is recognized on the relevant line of the income statement according to the purpose for which the software is used.

Sanofi-aventis does not own any intangible assets with an indefinite useful life, other than goodwill.

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

Chemical industrial development expenses incurred to develop a second-generation process are incurred after initial regulatory approval has been obtained, in order to improve the industrial process for an active ingredient. To the extent that the six IAS 38 criteria are considered as being met, these expenses are capitalized under Other intangible assets as incurred.

Separately acquired research and development

Payments for separately acquired research and development are capitalized under Other intangible assets provided that they meet the definition of an intangible asset: a resource that is (i) controlled by the Group, (ii) expected to provide future economic benefits, and (iii) identifiable (i.e. is either separable or arises from contractual or legal rights). Under paragraph 25 of IAS 38, the first condition for capitalization (the probability that the expected future economic benefits will flow to the entity) is considered to be satisfied for separately acquired research and development. Because the amount of the payments is determinable, the second condition for capitalization (the cost can be measured reliably) is also met. Consequently, upfront and milestone payments to third parties related to pharmaceutical products for which regulatory marketing approval has not yet been obtained are recognized as intangible assets, and amortized on a straight line basis over their useful lives from the date on which regulatory approval is obtained.

Payments under research and development arrangements relating to access to technology or to databases and payments made to purchase generics files are also capitalized, and amortized over the useful life of the intangible asset.

Subcontracting arrangements, payments for research and development services and continuous payments under research and development collaborations, unrelated to the outcome of the research and development efforts, are expensed over the service term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

B.4.2. Intangible assets not acquired in a business combination

Licenses other than those related to pharmaceutical products and research projects, in particular software licenses, are capitalized at acquisition cost, including any directly attributable cost of preparing the software for its intended use. Software licenses are amortized on a straight line basis over their useful lives for the Group (three to five years).

Internally generated costs incurred to develop or upgrade software are capitalized if the IAS 38 criteria for recognition as an intangible asset are satisfied, and amortized on a straight line basis over the useful life of the software from the date on which the software is ready for use.

B.4.3. Intangible assets acquired in a business combination

Intangible assets acquired in a business combination which relate to in-process research and development and are reliably measurable are separately identified from goodwill and capitalized in Other intangible assets in accordance with IFRS 3 (Business Combinations) and IAS 38 (Intangible Assets). The related deferred tax liability is also recognized.

In-process research and development acquired in a business combination is amortized on a straight line basis over its useful life from the date of receipt of regulatory approval.

Rights to products sold by the Group are amortized on a straight line basis over their useful lives, determined on the basis of cash flow forecasts that take account of (among other factors) the period of legal protection of the related patents.

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

Subsequent costs are not recognized as assets, unless (i) it is probable that future economic benefits associated with these costs will flow to the Group, and (ii) the costs can be measured reliably.

Day-to-day maintenance costs of property, plant and equipment are expensed as incurred.

Borrowing costs attributable to the financing of items of property, plant and equipment, and incurred during the construction period of such items, are capitalized as part of the acquisition cost of the item.

Government grants relating to non-current assets are deducted from the acquisition cost of the asset to which they relate.

In accordance with IAS 17 (Leases), items of property, plant and equipment, leased by sanofi-aventis as lessee under finance leases, are recognized as an asset in the balance sheet, with the related lease obligation recognized as a liability. A lease qualifies as a finance lease if it transfers substantially all the risks and rewards of ownership of the asset to the Group. Assets held under finance leases are carried at the lower of the fair value of the leased asset or the present value of the minimum lease payments, and are depreciated over the shorter of the useful life of the asset or the term of the lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

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

B.6. Impairment of property, plant and equipment, intangible assets, and investments in associates and joint ventures

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

Under IAS 36, each CGU to which goodwill is allocated must (i) represent the lowest level within the entity at which the goodwill is monitored for internal management purposes, and (ii) not be larger than an operating segment determined in accordance with IFRS 8 (Operating Segments), before application of the IFRS 8 aggregation criteria. Consequently, the CGUs used by sanofi-aventis to test goodwill for impairment correspond to the geographical sub-segments of each operating segment.

Quantitative and qualitative indications of impairment (primarily relating to pharmacovigilance, patent litigation and the launch of competing products) are reviewed at each reporting date. If there is any internal or external indication of impairment, the Group estimates the recoverable amount of the asset or CGU.

Intangible assets not yet available for use (such as capitalized in-process research and development), and CGUs that include goodwill, are tested for impairment annually whether or not there is any indication of impairment, and more frequently if any event or circumstance indicates that they might be impaired. These assets are not amortized.

When there is an internal or external indication of impairment, the Group estimates the recoverable amount of the asset and recognizes an impairment loss when the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of the asset is the higher of its fair value less costs to sell or its value in use. To determine the value in use, the Group uses estimates of future cash flows generated by the asset or CGU, prepared using the same methods as those used in the initial measurement of the asset or CGU on the basis of medium-term plans.

In the case of goodwill, estimates of future cash flows are based on a five-year strategic plan plus an extrapolation of the cash flows beyond the five-year plan, plus a terminal value. In the case of other intangible assets, the period used is based on the economic life of the asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

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

Impairment losses on intangible assets are recognized under Impairment of intangible assets in the income statement.

B.6.2. Impairment of investments in associates and joint ventures

In accordance with IAS 28 (Investments in Associates), the Group applies the criteria specified in IAS 39 (Financial Instruments: Recognition and Measurement) to determine whether an investment in an associate or joint venture may be impaired (see Note B.8.2.). If an investment is impaired, the amount of the impairment loss is determined by applying IAS 36 (see Note B.6.1.) and recognized in Share of profit/loss of associates and joint ventures.

B.6.3. Reversals of impairment losses charged against property, plant and equipment, intangible assets, and investments in associates and joint ventures

At each reporting date, the Group assesses if events or changes in circumstances indicate that an impairment loss recognized in a prior period in respect of an asset (other than goodwill) or an investment in an associate or joint venture can be reversed. If this is the case, and the recoverable amount as determined based on the new estimates exceeds the carrying amount of the asset, the Group reverses the impairment loss only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset.

Reversals of impairment losses in respect of intangible assets are recognized in the income statement under Impairment of intangible assets, while reversals of impairment losses in respect of investments in associates and joint ventures are recognized in the income statement under Share of profit/loss of associates and joint ventures. Impairment losses taken against goodwill are never reversed, unless the goodwill is part of the carrying amount of an investment in an associate or joint venture.

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

Non-current assets or asset groups held for sale must be available for immediate sale in their present condition, subject only to terms that are usual and customary for sales of such assets, and a sale must be highly probable. Criteria used to determine whether a sale is highly probable include:

–	the appropriate level of management must be committed to a plan to sell;

–	an active program to locate a buyer and complete the plan must have been initiated;

–	the asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value;

–	completion of the sale should be foreseeable within the twelve months following the date of classification as held for sale or exchange; and

–	actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

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

In a disposal of an equity interest leading to loss of control, all the assets and liabilities of the entity involved are classified as assets or liabilities “held for sale” in the balance sheet line items Assets held for sale or exchange or Liabilities related to assets held for sale or exchange, provided that the disposal satisfies the IFRS 5 classification criteria.

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

Events or circumstances beyond the Group’s control may extend the period to complete the sale or exchange beyond one year without precluding classification of the asset (or disposal group) in Assets held for sale or exchange provided that there is sufficient evidence that the Group remains committed to the planned sale or exchange.

B.8. Financial instruments

B.8.1. Non-derivative financial assets

Under IFRS, and in accordance with IAS 39 and IAS 32 (Financial Instruments: Presentation), sanofi-aventis has adopted the following classification for non-derivative financial assets, based on the type of asset and on management intent at the date of initial recognition (except for assets already held at the transition date and reclassified at that date in accordance with IFRS 1). The designation and classification of such financial assets are subsequently reassessed at each reporting date.

Non-derivative financial assets are recognized on the date when sanofi-aventis becomes party to the contractual terms of the asset. On initial recognition, financial assets are measured at fair value, plus direct transaction costs in the case of financial assets not designated as fair value through profit or loss.

Classification, presentation and subsequent measurement of non-derivative financial assets are as follows:

•	Financial assets at fair value through profit or loss

These assets are classified in the balance sheet in the line items Non-current financial assets, Current financial assets and Cash and cash equivalents.

Financial assets at fair value through profit or loss comprise assets held for trading (financial assets acquired principally for the purpose of reselling them in the near term, usually within less than 12 months), and financial instruments designated as fair value through profit and loss on initial recognition in accordance with the conditions for application of the fair value option.

These financial assets are carried at fair value, without any deduction for transaction costs that may be incurred on sale. Realized and unrealized gains and losses resulting from changes in the fair value of these assets are recognized in the income statement, in Financial income or Financial expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Realized and unrealized foreign exchange gains and losses on financial assets in currencies other than the euro are recognized in the income statement in Financial income or Financial expenses.

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are (i) designated by management as available-for-sale or (ii) not classified as “financial assets at fair value through profit or loss”, “held-to-maturity investments” or “loans and receivables”. This category includes participating interests in quoted or unquoted companies (other than investments in associates and joint ventures) that management intends to hold on a long-term basis. Available-for-sale financial assets are classified in Non-current financial assets.

Available-for-sale financial assets are measured at fair value, without any deduction for transaction costs that may be incurred on sale. Gains and losses arising from changes in the fair value of these assets, including unrealized foreign exchange gains and losses, are recognized directly in equity in the consolidated statement of comprehensive income in the period in which they occur, except for impairment losses and foreign exchange gains and losses on debt instruments. On derecognition of an available-for-sale financial asset, or on recognition of an impairment loss on such an asset, the cumulative gains and losses previously recognized in equity are recognized in the income statement for the period under Financial income or Financial expenses.

Interest income and dividends on equity instruments are recognized in the income statement under Financial income when the Group is entitled to receive payment.

Available-for-sale financial assets in the form of participating interests in companies not quoted in an active market are measured at cost if their fair value cannot be measured reliably; an impairment loss is recognized when there is objective evidence that such an asset is impaired.

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

Sanofi-aventis did not hold any such investments during the years ended December 31, 2010, 2009 or 2008.

•	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented in current assets, under Other current assets in the case of loans and under Accounts receivable in the case of receivables. Loans with a maturity of more than 12 months are presented in “Long-term loans and advances” under Non-current financial assets. Loans and receivables are measured at amortized cost using the effective interest method.

Realized and unrealized foreign exchange gains and losses are recognized in the income statement under Financial income or Financial expenses.

B.8.2. Impairment of non-derivative financial assets

Indicators of impairment are reviewed for all non-derivative financial assets at each reporting date. Such indicators include default in contractual payments, significant financial difficulties of the issuer or debtor, probability of bankruptcy, or prolonged or significant decline in quoted market price. An impairment loss is recognized in the income statement when there is objective evidence that an asset is impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

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

The impairment loss on investments in companies, that are not quoted in an active market and are measured at cost, is the difference between the carrying amount of the investment and the present value of its estimated future cash flows, discounted at the current market interest rate for similar financial assets.

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

B.8.3. Derivative instruments

Derivative instruments that do not qualify for hedge accounting are initially and subsequently measured at fair value, with changes in fair value recognized in the income statement in Other operating income or in Financial income or Financial expenses depending on the nature of the economic underlying which they are intended to hedge.

Derivative instruments that qualify for hedge accounting are measured in accordance with the hedge accounting requirements of IAS 39 (see Note B.8.4.).

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

Derivative financial instruments qualify as hedging instruments for hedge accounting purposes when (a) at the inception of the hedge there is formal designation and documentation of the hedging relationship and of the risk management strategy and objective; (b) the hedge is expected by management to be highly effective in offsetting the risk; (c) the forecast transaction being hedged is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit or loss; (d) the effectiveness of the hedge can be reliably measured; and (e) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the reporting periods for which the hedge was designated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

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

In the case of a hedge of a net investment in a foreign operation, changes in the fair value of the hedging instrument attributable to the effective portion of the hedge are recognized directly in equity in the consolidated statement of comprehensive income. Changes in fair value attributable to the ineffective portion of the hedge are recognized in the income statement under Financial income or Financial expenses. When the investment in the foreign operation is sold, the changes in the fair value of the hedging instrument previously recognized in equity are transferred to the income statement under Financial income or Financial expenses.

Hedge accounting is discontinued when (a) the hedging instrument expires or is sold, terminated or exercised, or (b) the hedge no longer meets the criteria for hedge accounting, or (c) the Group revokes the hedge designation, or (d) management no longer expects the forecast transaction to occur.

B.8.5. Non-derivative financial liabilities

•	Borrowings and debt

Bank borrowings and debt instruments are initially measured at fair value of the consideration received, net of directly attributable transaction costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Subsequently, they are measured at amortized cost using the effective interest method. All costs related to the issuance of borrowings or debt instruments, and all differences between the issue proceeds net of transaction costs and the value on redemption, are recognized under Financial expenses in the income statement over the term of the debt using the effective interest method.

•	Liabilities related to business combinations and to non-controlling interests

Liabilities related to business combinations and to non-controlling interests are split into a current portion and a non-current portion. These line items are used to recognize contingent consideration payable in business combinations (see Note B.3.1. for a description of the relevant accounting policy), and the fair value of put options granted to non-controlling interests.

•	Other non-derivative financial liabilities

Other non-derivative financial liabilities include trade accounts payable, which are measured at fair value (which in most cases equates to face value) on initial recognition, and subsequently at amortized cost.

B.8.6. Fair value of financial instruments

Under IFRS 7 (Financial Instruments: Disclosures), fair value measurements must be classified using a fair value hierarchy with the following levels:

–	Level 1: quoted prices in active markets for identical assets or liabilities (without modification or repackaging);

–	Level 2: quoted prices in active markets for similar assets and liabilities, and valuation techniques in which all important inputs are derived from observable market data; and

–	Level 3: valuation techniques in which not all important inputs are derived from observable market data.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The table below sets forth the principles used to measure the fair value of the principal financial assets and liabilities recognized by sanofi-aventis in its consolidated balance sheet:

Note	Type of financial instrument	Measurement principle applied in the consolidated balance sheet	Level in the IFRS 7 fair value hierarchy as disclosed in the notes to the consolidated financial statements	Method used to determine fair value as disclosed in the notes to the consolidated financial statements
					Market data
				Valuation model	Exchange rate	Interest rate	Volatility
D.7.	Available-for-sale financial assets (quoted securities)	Fair value	1	Quoted market price	N/A
D.7.	Available-for-sale financial assets (unquoted securities)	Fair value	2	Present value of future cash flows	N/A	Mid swap + z-spread for bonds of comparable risk and maturity	N/A
D.7.	Long-term loans and advances	Amortized cost	N/A	The amortized cost of long-term loans and advances at the balance sheet date is not materially different from their fair value.
D.7.	Assets recognized under the fair value option (1)	Fair value	1	Market value (net asset value)	N/A
D.20.	Forward currency contracts	Fair value	2	Present value of future cash flows	ECB Fixing	< 1 year: Mid Money Market > 1 year: Mid Zero Coupon	N/A
D.20.	Currency options	Fair value	2	Options with no knock-out feature: Garman & Kohlhagen Knock-out options: Merton, Reiner & Rubinstein	ECB Fixing	< 1 year: Mid Money Market > 1 year: Mid Zero Coupon	Mid in-the- money
D.20.	Interest rate swaps	Fair value	2	Present value of future cash flows	N/A	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A
D.20.	Cross-currency swaps	Fair value	2	Present value of future cash flows	ECB Fixing	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A
D.13.	Investments in collective investment schemes	Fair value	1	Market value (net asset value)	N/A
D.13.	Negotiable debt instruments, sight deposits and term deposits	Amortized cost	N/A	Because these instruments have a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as disclosed in the notes to the consolidated financial statements.
D.17.	Financial liabilities	Amortized cost (2)	N/A

For financial liabilities with a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as disclosed in the notes to the consolidated financial statements.

For financial liabilities with a maturity of more than 3 months, fair value as disclosed in the notes to the consolidated financial statements is determined either by reference to quoted market prices at the balance sheet date (quoted instruments) or by discounting the future cash flows based on observable market data at the balance sheet date (unquoted instruments).

D.18.	Liabilities related to business combinations and to non-controlling interests	Fair value (3)	3	Contingent consideration payable in a business combination is a financial liability under IAS 32. The fair value of such liabilities is determined by adjusting the contingent consideration at the balance sheet date using the method described in Note D.18.

(1)	These assets are held to fund a deferred compensation plan offered to certain employees, included in the obligations described in Note D.19.1.
(2)

In the case of financial liabilities designated as hedged items in a fair value hedging relationship, the carrying amount in the consolidated balance sheet includes changes in fair value relating to the hedged risk(s).

(3)	In the case of business combinations completed prior to the application of the revised IFRS 3, contingent consideration is recognized when payment becomes probable (see Note B.3.1.).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The other financial assets and liabilities included in the Group balance sheet are the following:

•

Non-derivative current financial assets and liabilities: due to their short-term maturity, the fair value of these instruments approximates their carrying amount (i.e., historical cost less any credit risk allowance).

•	Investments in equity instruments not quoted in an active market: in accordance with IFRS 7, the fair value of these instruments is not disclosed because their fair value cannot be measured reliably.

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

B.10. Cash and cash equivalents

Cash and cash equivalents as shown in the consolidated balance sheet and statement of cash flows comprise cash, plus liquid short-term investments that are (i) readily convertible into cash, and (ii) subject to an insignificant risk of changes in value in the event of movements in interest rates.

B.11. Treasury shares

In accordance with IAS 32, sanofi-aventis treasury shares are deducted from equity, irrespective of the purpose for which they are held. No gain or loss is recognized in the income statement on the purchase, sale, impairment or cancellation of treasury shares.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

If the obligation is expected to be settled more than twelve months after the balance sheet date, or has no definite settlement date, the provision is recorded under Provisions and other non-current liabilities.

Provisions relating to the insurance programs, in which the Group’s captive insurance company participates, are based on risk exposure estimates calculated by management, with assistance from independent actuaries, using IBNR (Incurred But Not Reported) techniques. These techniques use past claims experience, within the Group and in the market, to estimate future trends in the cost of claims.

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

Sanofi-aventis records non-current provisions for certain obligations such as legal environmental obligations and litigation where an outflow of resources is probable and the amount of the outflow can be reliably estimated. Where the effect of the time value of money is material, these provisions are measured at the present value of the expenditures expected to be required to settle the obligation, calculated using a discount rate that reflects an estimate of the time value of money and the risks specific to the obligation.

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

Year ended December 31, 2010

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

Returns, discounts, incentives and rebates, as described above, are recognized in the period in which the underlying sales are recognized as a reduction of sales revenue.

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

•

Provisions for sales returns are calculated on the basis of management’s best estimate of the amount of product that will ultimately be returned by customers. In countries where product returns are possible, sanofi-aventis has implemented a returns policy that allows the customer to return products within a certain period either side of the expiry date (usually 6 months before and 12 months after the expiry date). The provision is estimated on the basis of past experience of sales returns.

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

The Group believes that it has the ability to measure each of the above provisions reliably, using the following factors in developing its estimates:

•	the nature and patient profile of the underlying product;

•	the applicable regulations and/or the specific terms and conditions of contracts with governmental authorities, wholesalers and other customers;

•	historical data relating to similar contracts, in the case of qualitative and quantitative rebates and chargeback incentives;

•	past experience and sales growth trends for the same or similar products;

•	actual inventory levels in distribution channels, monitored by the Group using internal sales data and externally provided data;

•	the shelf life of the Group’s products; and

•	market trends including competition, pricing and demand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

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

Note B.4.1. “Research and development not acquired in a business combination” and Note B.4.3. “Intangible assets acquired in a business combination” describe the principles applied to the recognition of separately acquired research and development.

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

B.19. Amortization and impairment of intangible assets

B.19.1. Amortization of intangible assets

The expenses recorded in this line item mainly comprise amortization of product rights (see Note D.4.), which are presented as a separate item because the benefit of these rights to the Group’s commercial, industrial and development functions cannot be separately identified.

Amortization of software is recognized as an expense in the income statement, in the relevant line items of expense by function.

B.19.2. Impairment of intangible assets

This line item records impairment losses (other than those associated with restructuring) recognized against intangible assets (including goodwill), and any reversals of such impairment losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

B.20. Restructuring costs and Gains and losses on disposals, and litigation

B.20.1. Restructuring costs

Restructuring costs include early retirement benefits, compensation for early termination of contracts, and rationalization costs relating to restructured sites. Asset impairment losses directly attributable to restructuring are also recorded on this line. Restructuring costs included on this line relate only to unusual and major restructuring plans.

B.20.2. Gains and losses on disposals, and litigation

This line item comprises gains and losses on major disposals of property, plant and equipment and intangible assets, and costs and provisions related to major litigation.

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

Financial expenses also include the expenses arising from the unwinding of discount on non-current provisions, except provisions for retirement benefits and other long-term employee benefits. This line does not include cash discounts, which are deducted from net sales.

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

Reforms to French business taxes were enacted on December 31, 2009 and apply as from January 1, 2010. The new tax, the CET (Contribution Economique Territoriale), has two components: the CFE (Cotisation Fonciere des Entreprises) and the CVAE (Cotisation sur la Valeur Ajoutée des Entreprises). The second component is determined by applying a rate to the amount of value added generated by the business during the year.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

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

Sanofi-aventis recognizes a deferred tax liability for temporary differences relating to interests in subsidiaries, associates and joint ventures except when the Group is able to control the timing of the reversal of the temporary differences. This applies in particular when the Group is able to control dividend policy and it is probable that the temporary differences will not reverse in the foreseeable future.

No deferred tax is recognized on eliminations of intragroup transfers of interests in subsidiaries, associates or joint ventures.

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

In accounting for business combinations, the Group complies with the revised IFRS 3 as regards the recognition of deferred tax assets after the initial accounting period. This means that the Group recognizes in profit or loss for the period any deferred tax assets recognized by the acquiree after the end of this period on temporary differences or tax loss carry-forwards existing at the acquisition date. Under the pre-revision IFRS 3, applicable prior to January 1, 2010, such items were recognized as a reduction in the amount of goodwill.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

In the case of multi-employer defined-benefit plans where plan assets cannot be allocated to each participating employer with sufficient reliability, the plan is accounted for as a defined-contribution plan, in accordance with paragraph 30 of IAS 19.

Obligations in respect of other post-employment benefits (healthcare, life insurance) offered by Group companies to employees are also recognized as a liability based on an actuarial estimate of the rights vested or currently vesting in employees and retirees at the balance sheet date.

Actuarial gains and losses relating to defined-benefit plans (pensions and other post-employment benefits), arising from the effects of changes in actuarial assumptions and experience adjustments, are recognized in equity net of deferred taxes via the consolidated statement of comprehensive income, under the option allowed by the amendment to IAS 19. All unrecognized actuarial gains and losses at the transition date (January 1, 2004) were recognized in Equity attributable to equity holders of sanofi-aventis at that date in accordance with the optional treatment allowed in IFRS 1.

Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If benefits are already vested on the introduction of, or changes to, a defined-benefit plan, past service cost is recognized immediately as an expense.

Actuarial gains and losses and past service cost relating to other long-term employee benefits are recognized immediately in the income statement.

B.24. Share-based payment

B.24.1. Stock option plans

Sanofi-aventis has granted a number of equity-settled, share-based payment plans (stock option plans) to some of its employees.

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

In accordance with IFRS 2, an expense equivalent to the fair value of such plans is recognized on a straight line basis over the vesting period of the plan, with the matching entry credited to equity. Depending on the country, the vesting period of such plans is either two or four years. Plans with a two-year vesting period are subject to a two-year lock-up period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The fair value of stock option plans is based on the fair value of the equity instruments granted, representing the fair value of the services received during the vesting period. The fair value of an equity instrument granted under a plan is the market price of the share at the grant date, adjusted for expected dividends during the vesting period.

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

This method assumes that (a) all outstanding dilutive options and warrants are exercised, and (b) the Group acquires its own shares at the quoted market price for an amount equivalent to the cash received as consideration for the exercise of the options or warrants, plus the expense arising on unamortized stock options.

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

The following objectives are defined under the terms of the Group’s share repurchase programs:

–	the implementation of any stock option plan giving entitlement to purchase shares in the sanofi-aventis parent company;

–	the allotment or sale of shares to employees under statutory profit-sharing schemes and employee savings plans;

–	the award of restricted shares;

–	the cancellation of some or all of the repurchased shares;

–	market-making in the secondary market in the shares by an investment services provider under a liquidity contract in compliance with the ethical code recognized by the Autorité des marchés financiers;

–	the delivery of shares on the exercise of rights attached to securities giving access to the capital by redemption, conversion, exchange, presentation of a warrant or any other means;

–	the delivery of shares (in exchange, as payment, or otherwise) in connection with mergers and acquisitions;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

–	the execution by an investment services provider of purchases, sales or transfers by any means, in particular via off-market trading;

–	or any other purpose that is or may in the future be authorized under the applicable laws and regulations.

The Group is not subject to any constraints on equity capital imposed by third parties.

The gearing ratio (the ratio of debt, net of cash and cash equivalents to total equity) is a non-GAAP financial indicator used by management to measure overall net indebtedness and to manage the Group’s equity capital.

Total equity includes Equity attributable to equity holders of sanofi-aventis and Equity attributable to non-controlling interests, as shown on the consolidated balance sheet. Debt, net of cash and cash equivalents is defined as short-term debt plus long-term debt, plus related interest rate and currency derivatives used to hedge debt, minus cash and cash equivalents.

For trends in this ratio, see Note D.17.

B.28. New IASB standards, amendments and interpretations applicable from 2011 onwards

New standards, amendments and interpretations applicable in 2010 with an impact on the consolidated financial statements are described in Note A.2. “New standards, amendments and interpretations applicable in 2010”.

The note below describes standards, amendments and interpretations issued by the IASB that will be mandatorily applicable in 2011 or subsequent years, and the Group’s position regarding future application. None of these standards, amendments or interpretations has been early adopted by sanofi-aventis.

B.28.1. Standards and amendments applicable to the sanofi-aventis consolidated financial statements

In October 2010, the IASB issued an amendment to IFRS 7 (Financial Instruments: Disclosures). This amendment is applicable to annual periods beginning on or after July 1, 2011, and has not yet been endorsed by the European Union. It is intended to improve disclosure about transfers of financial assets, in particular securitization transactions. It does not alter the way in which securitizations are currently accounted for, but specifies the disclosures that must be made.

In May 2010, the IASB issued the third “Improvements to IFRSs”, as part of its annual process of revising and improving standards. This document has not yet been endorsed by the European Union. The amendments contained in this document do not contradict existing standards, but merely provide clarification. Most of these amendments (applicable to annual periods beginning on or after July1, 2010) are intended to clarify how the revised IFRS 3 (Business Combinations) is to be applied, and to achieve consistency between the revised IFRS 3, the amended IAS 27 (Consolidated and Separate Financial Statements), and other IASB pronouncements affected by the application of these two standards. Sanofi-aventis does not expect any material impact from the application of the 2010 “Improvements to IFRSs”, which also contains an amendment to IAS 34 (Interim Financial Reporting), applicable to annual periods beginning on or after January 1, 2011. This amendment requires interim financial reports to include an explanation of events and transactions that are significant to an understanding of changes in the financial position and performance of the reporting entity.

In late 2009, the IASB issued the following standards and amendments, of which only IFRS 9 (Financial Instruments) has not yet been endorsed by the European Union:

•	Amendment to IAS 24 (Related Party Disclosures). This amendment, applicable to annual periods beginning on or after January 1, 2011, sets out the disclosure requirements in respect of future

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

commitments related to a particular event involving related parties. Sanofi-aventis already discloses such information. The amendment also simplified the disclosure requirements for government-related entities; this part of the amendment does not apply to sanofi-aventis.

•

IFRS 9 (Financial Instruments). This standard is applicable to annual periods beginning on or after January 1, 2013, and completes the first of the three phases of the IASB financial instruments project. The next two phases will deal with “Financial Instruments: Amortized Cost and Impairment” and “Hedge Accounting”. Final completion of IFRS 9 is scheduled for the first half of 2011. The three phases of IFRS 9 are intended to replace IAS 39 (Financial Instruments: Recognition and Measurement). The Group will assess the overall impact of IFRS 9 once all the phases have been published.

•

Amendment to IAS 32 (Financial Instruments: Presentation), on the classification of rights issues. This amendment is applicable to annual periods beginning on or after February 1, 2010, and deals with issues of subscription rights in a currency other than the issuer’s functional currency. To date, such issues have been accounted for as derivatives (i.e. as a liability). Under the amendment, subscription rights must be recognized as equity when certain conditions are met, irrespective of the currency in which the exercise price is expressed. Because sanofi-aventis has not issued any instruments of this type, this amendment does not apply to the consolidated financial statements.

In December 2010, the IASB issued the following amendments, which have not yet been endorsed by the European Union:

•

Amendment to IAS 12 (Income Taxes). This amendment, applicable to annual periods beginning on or after January 1, 2012, provides a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model in IAS 40 (Investment Property). Because sanofi-aventis does not own any investment property measured in accordance with IAS 40, this amendment does not apply to the consolidated financial statements.

•

Amendments to IFRS 1 (First-Time Adoption of International Financial Reporting Standards). Two amendments to IFRS 1 have been issued. The first allows first-time adopters to derecognize their financial assets and financial liabilities prospectively at the date of transition to IFRS, rather than from the fixed date (January 1, 2004) initially stipulated in IFRS 1. Such derecognition must comply with IAS 39 (Financial Instruments: Recognition and Measurement). The second gives guidance on how an entity should present IFRS financial statements after a period during which it has been unable to do so because of severe hyperinflation. These amendments are applicable to annual periods beginning on or after July 1, 2011, but because they apply solely to first-time adopters of IFRS they have no impact on the sanofi-aventis consolidated financial statements.

B.28.2. New interpretations

The IASB has also issued the following interpretations, which are mandatorily applicable from 2011 onwards and had been endorsed by the European Union at the balance sheet date:

•

IFRIC 19 (Extinguishing Financial Liabilities with Equity Instruments). This interpretation, which applies to annual periods beginning on or after July 1, 2010, addresses the classification and measurement methods to be used by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor to extinguish all or part of the financial liability. Given the absence of any transaction falling within the scope of this interpretation, IFRIC 19 does not apply to the sanofi-aventis consolidated financial statements.

•

Amendment to IFRIC 14 (IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction). This amendment, applicable to annual periods beginning on or after January 1, 2011, clarifies the accounting treatment of voluntary prepayments intended to meet minimum funding requirements. It will be applicable from 2011 onwards, and has no impact on the sanofi-aventis consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

C. ALLIANCES

C.1. Alliance arrangements with Bristol-Myers Squibb (BMS)

Two of the Group’s leading products were jointly developed with BMS: the anti-hypertensive agent irbesartan (Aprovel®/Avapro®/Karvea® ) and the anti-atherothrombosis treatment clopidogrel bisulfate (Plavix®/Iscover®).

As inventor of the two molecules, sanofi-aventis is paid a royalty on all sales generated by these products. The portion of this royalty received by sanofi-aventis on sales generated by BMS in territories under the operational management of BMS (see below) is recorded in Other revenues. As co-developers of the products, sanofi-aventis and BMS each receive equal development royalties from their two licensees, which have been responsible, since 1997, for marketing the products using their local distribution networks, composed of subsidiaries of both groups. These licensees operate in two separate territories: (i) Europe, Africa, Asia and the Middle East, under the operational management of sanofi-aventis; and (ii) other countries (excluding Japan), under the operational management of BMS. In Japan, Aprovel® has since June 2008 been marketed jointly by Shionogi Pharmaceuticals and Dainippon Sumitomo Pharma Co. Ltd. The alliance with BMS does not cover the rights to Plavix® in Japan, where the product is marketed by sanofi-aventis.

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

In certain countries of Eastern Europe, Africa, Asia, Latin America and the Middle East, the products are marketed on an exclusive basis by sanofi-aventis.

In the territory managed by sanofi-aventis, operations are recognized by the Group as follows:

(i)

In most countries of Western Europe and in some Asian countries (excluding Japan) for clopidogrel bisulfate (Plavix®/Iscover®) only, co-promotion is used for both products. The legal entities used are partnerships (sociétés en participation) or other tax-transparent entities, which are majority-owned by and under the operational management of the Group. Sanofi-aventis recognizes all the revenue associated with the sale of the drugs, as well as the corresponding expenses. The share of profits reverting to BMS subsidiaries is shown in Net income attributable to non-controlling interests in the income statement, with no tax effect (because BMS receives a pre-tax share of profits).

The line item Non-controlling interests, excluding BMS in the consolidated statement of cash flows takes account of the specific terms of the alliance agreement.

(ii)

In Germany, Spain and Greece, and in Italy for irbesartan (Aprovel®/Avapro®/ Karvea®) only, co-marketing is used for both products, and sanofi-aventis recognizes revenues and expenses generated by its own operations.

(iii)

In those countries in Eastern Europe, Africa, the Middle East and Asia (excluding Japan) where the products are marketed exclusively by sanofi-aventis, the Group recognizes revenues and expenses generated by its own operations. Sanofi-aventis has had the exclusive right to market Aprovel® in Scandinavia and in Ireland since September 2006, and the exclusive right to market Plavix® in Malaysia since January 1, 2010.

In the territory managed by BMS, operations are recognized by the Group as follows:

(i)	Co-promotion is used in the United States, Canada and Puerto Rico through entities that are majority-owned by and under the operational management of BMS. Sanofi-aventis does not recognize revenues;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

rather, it invoices the entity for its promotion expenses, records its royalty income in Other revenues, and records its share of profits (net of tax) in Share of profit/loss of associates and joint ventures.

(ii)

In Brazil, Mexico, Argentina and Australia for clopidogrel bisulfate (Plavix®/Iscover®) and for irbesartan (Aprovel®/Avapro®/Karvea® ) and in Colombia for clopidogrel bisulfate only, co-marketing is used, and sanofi-aventis recognizes revenues and expenses generated by its own operations.

(iii)	In certain other Latin American countries, where the products are marketed exclusively by sanofi-aventis, the Group recognizes revenues and expenses generated by its own operations.

C.2. Alliance agreements with Warner Chilcott (previously with Procter & Gamble Pharmaceuticals, the “Alliance Partner”)

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

Local marketing arrangements may take various forms:

•

Co-promotion, whereby sales resources are pooled but only one of the two parties to the alliance agreement (sanofi-aventis or the Alliance Partner) invoices product sales. Co-promotion is carried out under contractual agreements and is not based on any specific legal entity. The Alliance Partner sells the product and incurs all the related costs in France and Canada. This co-promotion scheme also included Germany, Belgium and Luxembourg until December 31, 2007, the Netherlands until March 31, 2008, and the United States and Puerto Rico until March 31, 2010. Sanofi-aventis recognizes its share of revenues under the agreement as a component of operating income on the Other operating income line. Since April 1, 2010, sanofi-aventis has received royalties from the Alliance Partner on sales made by the Alliance Partner in the United States and Puerto Rico. In the secondary co-promotion territories (the United Kingdom until December 31, 2008, Ireland, Sweden, Finland, Greece, Switzerland, Austria, Portugal and Australia) sanofi-aventis sells the product, and recognizes all the revenues from sales of the product along with the corresponding expenses. The share due to the Alliance Partner is recognized in Cost of sales.

•

Co-marketing, which applies in Italy, whereby each party to the alliance agreement sells the product in the country under its own name, and recognizes all revenue and expenses from its own operations in its income statement. Each company also markets the product independently under its own brand name in Spain, although Spain is not included in the co-marketing territory.

•

The product has been marketed by the Alliance Partner independently in Germany, Belgium and Luxembourg since January 1, 2008; in the Netherlands since April 1, 2008; and in the United Kingdom since January 1, 2009. Sanofi-aventis recognizes its share of revenues under the alliance agreement in Other operating income.

•

In all other territories, sanofi-aventis has exclusive rights to sell the product and recognizes all revenue and expenses from its own operations in its income statement, but in return for these exclusive rights pays the Alliance Partner a royalty based on actual sales. This royalty is recognized in Cost of sales.

Sanofi-aventis and Warner Chilcott have begun negotiations on the future of their alliance arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D. DETAILED NOTES TO THE FINANCIAL STATEMENTS

D.1. Significant acquisitions

Business combinations, completed on or after January 1, 2010, are accounted for using the acquisition method in accordance with the revised IFRS 3. The accounting policies applicable to business combinations are described in Note B.3.1.

D.1.1. Principal acquisitions during 2010

- TargeGen, Inc. (TargeGen)

In July 2010, sanofi-aventis acquired 100% of the capital of TargeGen, Inc., a U.S. biopharmaceutical company developing small molecule kinase inhibitors for the treatment of certain forms of leukemia, lymphoma and other hematological malignancies and blood disorders. An upfront payment of $75 million was made on completion. Future milestone payments may be made at various stages in the development of TG 101348, TargeGen’s principal product candidate. The total amount of payments (including the upfront payment) could reach $560 million.

The provisional purchase price allocation of TargeGen is shown below:

($ million)	Historical cost	Fair value remeasurement	Fair value
Intangible assets (1)	—	230	230
Deferred taxes	53	(83)	(30)
Other assets and liabilities	1	—	1
Net assets of TargeGen (July 2010)	54	147	201
Goodwill			—
Purchase price (2)			201

(1)	TG 101348, a product currently in the development phase.
(2)	Includes the estimated contingent consideration relating to potential future milestone payments (see Note D.18.).

- Chattem, Inc. (Chattem)

On February 9, 2010, sanofi-aventis acquired Chattem, Inc. by successfully completing a cash tender offer. Headquartered in Chattanooga (United States), Chattem is a major consumer health player in the United States, producing and distributing 26 branded consumer health products, toiletries and dietary supplements across various market segments. Chattem will manage the Allegra® brand, and act as the platform for sanofi-aventis over-the-counter and consumer health products in the United States. As of December 31, 2010, sanofi-aventis held 100% of the outstanding shares of Chattem.

The provisional purchase price allocation of Chattem is shown below:

($ million)	Historical cost	Fair value remeasurement	Fair value
Intangible assets	576	967	1,543
Property, plant and equipment	38	3	41
Inventories	48	29	77
Deferred taxes	(2)	(376)	(378)
Long-term and short-term debt	(377)	(114)	(491)
Other assets and liabilities	(65)	(15)	(80)
Net assets of Chattem as of February 9, 2010	218	494	712
Goodwill			1,064
Purchase price			1,776	(1)(2)

(1)	Acquisition-related costs recognized directly in profit or loss amounted to $16 million.
(2)	Resulting in a net cash outflow of €1,277 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Since the acquisition date, Chattem has generated net sales of €328 million and business net income (see definition in Note D.35.) of €110 million, and has made a negative contribution of €5 million to net income (including expenses recognized during the period in connection with the fair value remeasurement of the company’s assets at the acquisition date).

D.1.2. Other principal business combinations in the year ended December 31, 2010

–	The acquisition in April 2010 of a controlling interest in the capital of Bioton Vostok, a Russian insulin manufacturer. Under the terms of the agreement, put options were granted to non-controlling interests (see Note D.18. “Liabilities related to business combinations and to non-controlling interests”).

–	The formation in May 2010 of a joint venture with Nichi-Iko Pharmaceuticals Co. Ltd. (Nichi-Iko), a leading player in the Japanese generics market, to expand generics activities in the country. As well as forming this joint venture, sanofi-aventis also took a 4.66% equity interest in the capital of Nichi-Iko (see Note D.7.).

–	The acquisition in June 2010 of the cosmetics and skincare products distribution activities of the Canadian company Canderm Pharma, Inc. This business generated CAD 24 million of net sales in 2009.

–	The acquisition in August 2010 of a 100% equity interest in the Polish company Nepentes S.A. for a consideration of PLN 425 million (€106 million), aimed at diversifying the sanofi-aventis consumer health portfolio in Poland, and in Central and Eastern Europe generally.

–	The acquisition in October 2010 of VaxDesign, a U.S. biotechnology company which has developed a technology for in vitro modeling of the human immune system that can be used to select the best candidate vaccines at the pre-clinical stage. Under the terms of the agreement, an upfront payment of $55 million was made upon closing of the transaction, and a further $5 million will be payable upon completion of a specified development milestone.

–	The acquisition in October 2010 of a 60% equity interest in the Chinese company Hangzhou Sanofi Minsheng Consumer Healthcare Co. Ltd, in partnership with Minsheng Pharmaceutical Co., Ltd., with sanofi-aventis also granting the alliance partner a put option over the remaining shares not held by sanofi-aventis (see Note D.18.).

D.1.3. Principal acquisitions during 2009

- Merial

The acquisition by sanofi-aventis of the equity interest held by Merck & Co., Inc. in Merial Limited (Merial) was completed on September 17, 2009. Consequently, the twelve-month purchase price allocation period ended in September 2010. Detailed information about the impact of Merial on the sanofi-aventis consolidated financial statements for the year ended December 31, 2010 is provided in Note D.8. “Assets held for sale or exchange”.

The final purchase price allocation is set forth in the table below:

($ million)		Historical cost	Fair value remeasurement	Fair value
Intangible assets		147	5,153	5,300
Property, plant and equipment		740	130	870
Inventories		492	241	733
Deferred taxes		53	(1,440)	(1,387)
Other assets and liabilities		264	(46)	218
Net assets of Merial as of September 17, 2009	a	1,696	4,038	5,734
Share of net assets acquired as of September 17, 2009 (50%)	b			2,867
Goodwill (September 17, 2009 transaction)	c			1,169
Purchase price (1)	d=b+c			4,036

(1)	Includes acquisition-related costs of $36 million

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The fair value of Merial as of September 17, 2009, as reported in the sanofi-aventis consolidated financial statements after adjustments to the purchase price allocation, breaks down as follows:

($ million)		Fair value
Purchase price	d	4,036
+ Carrying amount of the previously-held equity interest in Merial (equity method)		1,765
+ Remeasurement of the previously-held equity interest (50%), excluding goodwill(1)		1,551
Total value of Merial in the sanofi-aventis consolidated financial statements as of September 17, 2009, after adjustments to the purchase price allocation		7,352
Comprising:
– Net assets of Merial as of September 17, 2009	a	5,734
– Goodwill (September 17, 2009)	c	1,169
– Goodwill (August 20, 2004)		449

(1)	Adjusted by $193 million during the purchase price allocation period.

- BiPar

On April 27, 2009, sanofi-aventis acquired 100% of BiPar Sciences (BiPar), an American biopharmaceutical company developing novel tumorselective approaches for the treatment of different types of cancers. BiPar is the leading company in the emerging field of DNA (DeoxyriboNucleic Acid) repair using Poly ADP-Ribose Polymerase (PARP) inhibitors. The purchase price is contingent on the achievement (regarded as probable) of milestones related to the development of BSI-201, and could reach $500 million. The amount of contingent consideration recognized in the balance sheet as at December 31, 2010 is disclosed in Note D.18. “Liabilities related to business combinations and to non-controlling interests”. The final purchase price allocation for this acquisition was not materially different from the provisional allocation.

- Medley

On April 27, 2009, sanofi-aventis acquired a 100% equity interest in Medley, the third largest pharmaceutical company in Brazil and a leading generics company in that country. The purchase price, based on an enterprise value of €500 million, was €348 million inclusive of acquisition-related costs. The final purchase price allocation for this acquisition was not materially different from the provisional allocation, and the final amount of goodwill recognized was €376 million.

- Zentiva

On March 11, 2009, sanofi-aventis successfully closed its offer for Zentiva N.V. (Zentiva). As of December 31, 2009, sanofi-aventis held about 99.1% of Zentiva’s share capital. The purchase price was €1,200 million, including acquisition-related costs. The final purchase price allocation for this acquisition was not materially different from the provisional allocation, and the final amount of goodwill recognized was €886 million. Following the buyout of the remaining non-controlling interests, sanofi-aventis held a 100% equity interest in Zentiva as of December 31, 2010.

Previously, sanofi-aventis held a 24.9% interest in Zentiva, which was accounted for as an associate by the equity method (see Note D.6.).

- Shantha Biotechnics

In August 2009, sanofi-aventis took control of Shantha Biotechnics (Shantha), a vaccines company based in Hyderabad (India), by acquiring the shares of ShanH, the owner of Shantha. In the purchase price allocation, identifiable intangible assets other than goodwill were measured at a fair value of €374 million. This amount includes the acquisition-date value of the Shan5® pentavalent vaccine, which was partially written down in 2010 (see Note D.5.).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.1.4. Other principal business combinations in the year ended December 31, 2009

–	Fovea Pharmaceuticals SA (Fovea), a privately-held French biopharmaceutical research and development company specializing in ophthalmology, acquired October 30, 2009. The purchase consideration is contingent on milestone payments of up to €280 million linked to the development of three products. The amount of contingent consideration recognized in the balance sheet as at December 31, 2010 is disclosed in Note D.18. “Liabilities related to business combinations and to non-controlling interests”.

–	Oenobiol (November 2009), one of France’s leading players in health and beauty dietary supplements.

–	Laboratorios Kendrick (March 2009), one of Mexico’s leading manufacturers of generics.

–	Helvepharm (July 2009), a Swiss generics company.

D.1.5. Principal acquisitions during 2008

- Acambis

In September 2008, sanofi-aventis completed the acquisition of Acambis plc for £285 million. Acambis plc became Sanofi Pasteur Holding Ltd, a wholly-owned subsidiary of Sanofi Pasteur Holding S.A. This company develops novel vaccines that address unmet medical needs or substantially improve current standards of care. Sanofi Pasteur and Acambis plc had already been developing vaccines in a successful partnership of more than a decade: Acambis plc had been conducting major projects under exclusive collaboration agreements with sanofi pasteur, for vaccines against dengue fever and Japanese encephalitis (see Note D.4.).

- Symbion Consumer

In September 2008, sanofi-aventis completed the acquisition of the Australian company Symbion CP Holdings Pty Ltd (Symbion Consumer) for AUD 560 million. Symbion Consumer manufactures, markets and distributes nutraceuticals (vitamins and mineral supplements) and over the counter brands throughout Australia and New Zealand. Symbion Consumer has a portfolio of brands including Natures Own, Cenovis, Bio-organics, Golden Glow and Microgenics (see Note D.4.).

In accordance with the pre-revision IFRS 3 (see Note B.3.1.), adjustments to the acquisition cost of business combinations completed prior to January 1, 2010 (Fovea, Shantha, Medley) — in particular those contingent upon future events — have been recognized as adjustments to goodwill.

D.2. Divestments

No material divestments occurred during 2010, 2009 or 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.3.	Property, plant and equipment

Property, plant and equipment (including assets held under finance leases) comprise:

(€ million)	Land	Buildings	Plant & equipment	Fixtures, fittings & other	Property, plant and equipment in process	Total
Gross value at January 1, 2008	213	2,994	4,498	1,382	1,291	10,378
Changes in scope of consolidation	5	13	9	—	12	39
Acquisitions and other increases	—	30	55	67	1,207	1,359
Disposals and other decreases	(4)	(6)	(4)	(58)	(1)	(73)
Translation differences	(7)	(46)	(80)	(22)	13	(142)
Transfers	8	315	501	176	(1,010)	(10)
Gross value at December 31, 2008	215	3,300	4,979	1,545	1,512	11,551
Changes in scope of consolidation	61	245	199	26	13	544
Acquisitions and other increases	1	32	87	63	1,170	1,353
Disposals and other decreases	(3)	(22)	(23)	(157)	(17)	(222)
Translation differences	6	26	24	5	4	65
Transfers	(5)	463	581	122	(1,348)	(187)
Gross value at December 31, 2009	275	4,044	5,847	1,604	1,334	13,104
Changes in scope of consolidation	1	29	15	5	7	57
Acquisitions and other increases	1	12	57	71	1,058	1,199
Disposals and other decreases	(3)	(14)	(12)	(124)	—	(153)
Translation differences	11	172	134	38	31	386
Transfers	(11)	312	482	76	(1,076)	(217)
Gross value at December 31, 2010	274	4,555	6,523	1,670	1,354	14,376
Accumulated depreciation & impairment at January 1, 2008	(3)	(888)	(1,976)	(940)	(33)	(3,840)
Depreciation expense	—	(205)	(476)	(161)	—	(842)
Impairment losses	(1)	(17)	(14)	(5)	(4)	(41)
Disposals	—	—	—	50	—	50
Translation differences	—	11	46	13	—	70
Transfers	—	6	20	(13)	—	13
Accumulated depreciation & impairment at December 31, 2008	(4)	(1,093)	(2,400)	(1,056)	(37)	(4,590)
Depreciation expense	—	(238)	(530)	(161)	—	(929)
Impairment losses	(4)	(73)	(22)	(4)	(5)	(108)
Disposals	2	12	24	148	2	188
Translation differences	—	(4)	(16)	(3)	—	(23)
Transfers	3	87	103	(5)	—	188
Accumulated depreciation & impairment at December 31, 2009	(3)	(1,309)	(2,841)	(1,081)	(40)	(5,274)
Depreciation expense	—	(298)	(623)	(167)	—	(1,088)
Impairment losses	(4)	(29)	12	(2)	(6)	(29)
Disposals	—	10	1	114	—	125
Translation differences	—	(66)	(67)	(24)	—	(157)
Transfers	5	140	42	11	4	202
Accumulated depreciation & impairment at December 31, 2010	(2)	(1,552)	(3,476)	(1,149)	(42)	(6,221)
Carrying amount: January 1, 2008	210	2,106	2,522	442	1,258	6,538
Carrying amount: December 31, 2008	211	2,207	2,579	489	1,475	6,961
Carrying amount: December 31, 2009	272	2,735	3,006	523	1,294	7,830
Carrying amount: December 31, 2010	272	3,003	3,047	521	1,312	8,155

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The “Transfers” line for the years ended December 31, 2010 and 2009 mainly comprises reclassifications of assets to Assets held for sale or exchange.

Property, plant and equipment pledged as security for liabilities amounted to €26 million as of December 31, 2010 (€15 million as of December 31, 2009 and €10 million as of December 31, 2008).

Following impairment tests conducted on property, plant and equipment using the method described in Note B.6., an impairment loss of €53 million was recognized in the year ended December 31, 2010 (mainly in respect of a site designated as held for sale), along with an impairment loss reversal of €24 million. In the year ended December 31, 2009, an impairment loss of €107 million was recognized on sites designated as held for sale (principally, Alnwick in the United Kingdom and Porcheville in France); see Note D.8.2. In the year ended December 31, 2008, an impairment loss of €41 million was recognized, primarily on industrial sites in France and the United States.

Acquisitions made in the Pharmaceuticals segment related primarily to investments in industrial facilities (€471 million in 2010, versus €496 million in 2009 and €501 million in 2008) and in facilities and equipment at research sites (€159 million in 2010, versus €325 million in 2009 and €376 million in 2008). Acquisitions in the Vaccines segment totaled €423 million in 2010 (compared with €446 million in 2009 and €382 million in 2008). Capitalized borrowing costs amounting to €27 million were included in acquisitions of property, plant and equipment in 2010, versus €30 million in 2009 and €24 million in 2008. Firm orders for property, plant and equipment amounted to €321 million at December 31, 2010, versus €351 million at December 31, 2009 and €450 million at December 31, 2008.

The table below shows amounts for items of property, plant and equipment held under finance leases:

(€ million)	December 31, 2010	December 31, 2009	December 31, 2008
Land	7	7	7
Buildings	84	99	99
Other property, plant and equipment	15	6	7
Total gross value	106	112	113
Accumulated depreciation and impairment	(78)	(81)	(83)
Carrying amount	28	31	30

Future minimum lease payments due under finance leases at December 31, 2010 were €28 million (versus €27 million at December 31, 2009 and €31 million at December 31, 2008), including interest of €3 million (versus €3 million at December 31, 2009 and €5 million at December 31, 2008).

The payment schedule is as follows:

December 31, 2010	Payments due by period
(€ million)	Total	Under 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Finance lease obligations:
– principal	25	6	11	6	2
– interest	3	1	2	—	—
Total	28	7	13	6	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.4. Goodwill and other intangible assets

Other intangible assets break down as follows:

(€ million)	Acquired Aventis R&D	Other Acquired R&D	Rights to marketed Aventis products	Products, trademarks and other rights	Software	Total other intangible assets
Gross value at January 1, 2008	2,644	336	29,011	1,554	587	34,132
Changes in scope of consolidation	—	198	—	139	2	339
Acquisitions and other increases	—	85	—	18	47	150
Disposals and other decreases	—	(74)	—	(2)	(53)	(129)
Translation differences	109	15	1,008	66	1	1,199
Transfers	(300)	(2)	300	(15)	1	(16)
Gross value at December 31, 2008	2,453	558	30,319	1,760	585	35,675
Changes in scope of consolidation	—	789	—	1,405	12	2,206
Acquisitions and other increases	—	275	—	62	56	393
Disposals and other decreases	—	(70)	—	(1)	(2)	(73)
Translation differences	(45)	(51)	(451)	47	2	(498)
Transfers	(87)	(9)	87	11	2	4
Gross value at December 31, 2009	2,321	1,492	29,955	3,284	655	37,707
Changes in scope of consolidation	—	192	—	1,365	—	1,557
Acquisitions and other increases	—	167	—	154	67	388
Disposals and other decreases	—	(7)	—	(3)	(9)	(19)
Translation differences	121	61	1,669	304	28	2,183
Transfers	(173)	(341)	173	389	(1)	47
Gross value at December 31, 2010	2,269	1,564	31,797	5,493	740	41,863
Accumulated amortization & impairment at January 1, 2008	(267)	(19)	(13,365)	(811)	(488)	(14,950)
Amortization expense	—	(29)	(3,277)	(176)	(52)	(3,534)
Impairment losses, net of reversals	(1,233)	(69)	(253)	1	—	(1,554)
Disposals	—	71	—	2	53	126
Translation differences	(2)	(1)	(486)	(37)	1	(525)
Transfers	18	—	(18)	24	(2)	22
Accumulated amortization & impairment at Dec. 31, 2008	(1,484)	(47)	(17,399)	(997)	(488)	(20,415)
Amortization expense	—	(70)	(3,155)	(303)	(50)	(3,578)
Impairment losses, net of reversals	—	(28)	(344)	—	—	(372)
Disposals	—	69	—	2	—	71
Translation differences	28	2	288	19	(1)	336
Transfers	—	2	—	(4)	—	(2)
Accumulated amortization & impairment at Dec. 31, 2009	(1,456)	(72)	(20,610)	(1,283)	(539)	(23,960)
Amortization expense	—	—	(3,050)	(479)	(49)	(3,578)
Impairment losses, net of reversals	(10)	(132)	(117)	(174)	—	(433)
Disposals	—	5	—	3	9	17
Translation differences	(75)	(3)	(1,178)	(106)	(24)	(1,386)
Transfers	1	62	—	(108)	1	(44)
Accumulated amortization & impairment at Dec. 31, 2010	(1,540)	(140)	(24,955)	(2,147)	(602)	(29,384)
Carrying amount: January 1, 2008	2,377	317	15,646	743	99	19,182
Carrying amount: December 31, 2008	969	511	12,920	763	97	15,260
Carrying amount: December 31, 2009	865	1,420	9,345	2,001	116	13,747
Carrying amount: December 31, 2010	729	1,424	6,842	3,346	138	12,479

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Movements in goodwill for the last three financial periods are shown below:

(€ million)	Gross value	Impairment	Carrying amount
Balance at January 1, 2008	27,226	(27)	27,199
Movements for the period (1)	397	—	397
Translation differences	565	2	567
Balance at December 31, 2008	28,188	(25)	28,163
Movements for the period (1)	1,798	—	1,798
Translation differences	(228)	—	(228)
Balance at December 31, 2009	29,758	(25)	29,733
Movements for the period (1)	1,017	—	1,017
Translation differences	1,183	(1)	1,182
Balance at December 31, 2010	31,958	(26)	31,932

(1)	Mainly relating to changes in the scope of consolidation.

•	Aventis Acquisition

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

Goodwill arising from the acquisition of Aventis amounted to €28,228 million at December 31, 2010, compared with €27,221 million at December 31, 2009 and €27,632 million at December 31, 2008.

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

Rights to marketed Aventis products represent a diversified portfolio of rights relating to many different products. As of December 31, 2010, 80.6% of the carrying amount of these rights related to the Pharmaceuticals segment, and 19.4% to the Vaccines segment. The five principal pharmaceutical products in this portfolio by carrying amount (Lantus®/Apidra®: €1,859 million; Lovenox®: €541 million; Allegra®: €350 million; Actonel®: €323 million; Arava®: €316 million) accounted for approximately 61.5% of the total carrying amount of product rights for the Pharmaceuticals business as of December 31, 2010.

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

During 2010, some of the acquired Aventis research and development (€173 million) came into commercial use; it is being amortized from the date of marketing approval. The main product involved is the oncology drug Jevtana® (cabazitaxel) in the United States.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

•	Other acquisitions

Increases in intangible assets and goodwill during the year ended December 31, 2010 were mainly due to business combinations completed during the year. Details of the purchase price allocations for the principal acquisitions made during 2010 are provided in Note D.1. “Significant acquisitions”.

Acquisitions of intangible assets during 2010 (other than software and assets recognized in business combinations) totaled €321 million, most of which related to license agreements (see Note D.21. for a description of the principal agreements).

The effects of the final purchase price allocations of the principal acquisitions of 2009 (see Note D.1.) were as follows:

•	Medley: recognition of intangible assets of €181 million, and goodwill of €376 million.

•

Zentiva: recognition of intangible assets of €976 million (mainly comprising the value of marketed products and of the Zentiva trademark), and of goodwill of €886 million (including the effect of buyouts of non-controlling interests during the period).

•	BiPar: valuation of the principal product under development, BSI-201, at €539 million as of the acquisition date.

•	Shantha: recognition of intangible assets of €374 million.

The effects of the final purchase price allocations of the principal acquisitions of 2008 (see Note D.1.) were as follows:

•	Symbion Consumer: recognition of intangible assets of €116 million, and goodwill of €206 million.

•	Acambis: recognition of intangible assets of €223 million (including €198 million for research projects), and goodwill of €197 million.

During the year ended December 31, 2010, acquired non-Aventis research brought into commercial use mainly comprised Zentiva generics in Eastern Europe, the Japanese encephalitis vaccine, and the Libertas® formulation of Actonel® in the United States.

Acquisitions of intangible assets during 2009 (other than software and assets recognized in business combinations) totaled €337 million and related mainly to license agreements, including the collaboration agreements with Exelixis and Merrimack.

Acquisitions of intangible assets during 2008 (other than software and assets recognized in business combinations) totaled €103 million and related mainly to license agreements, including the collaboration agreements with Novozymes and Dyax Corp.

Amortization of intangible assets is recognized in the income statement under Amortization of intangible assets except for amortization of software, which is recognized on the relevant line of the income statement according to the purpose for which the software is used:

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Cost of sales	11	11	10
Research and development expenses	11	14	14
Selling and general expenses	26	24	28
Other operating expenses	1	1	—
Total	49	50	52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.5. Impairment of intangible assets and property, plant and equipment

•	Goodwill

The recoverable amount of cash generating units (CGUs) is determined by reference to the value in use of each CGU, based on discounted estimates of the future cash flows from the CGU in accordance with the policies described in Note B.6.1.

The allocation of goodwill to CGUs is shown below:

(€ million)	December 31, 2010
	Pharmaceuticals: Europe	Pharmaceuticals: North America	Pharmaceuticals: Other Countries	Vaccines: USA	Vaccines: Other Countries	Group Total
Goodwill	13,718	12,525	4,612	739	338	31,932

Value in use is determined by applying a post-tax discount rate of 9% to estimated future post-tax cash flows for all CGUs. The pre-tax discount rate (calculated by iteration from the previously-determined value in use) applied to estimated future pre-tax cash flows is approximately 13% for the entire Group.

The assumptions used in testing goodwill for impairment are reviewed annually. Apart from the discount rate, the principal assumptions used in 2010 were as follows:

•	The perpetual growth rates applied to future cash flows were in a range from 0% (in particular, for Europe and North America) to 2% for Pharmaceuticals CGUs, and from 1% to 3% for Vaccines CGUs.

•

Sanofi-aventis also applies assumptions on the probability of success of its current research and development projects, and more generally on its ability to renew its product portfolio in the longer term.

Value in use (determined as described above) is compared with carrying amount, and this comparison is then subject to sensitivity analysis with reference to the two principal parameters (discount rate and perpetual growth rate).

No impairment would need to be recognized unless the discount rate used to calculate value in use was to exceed the 9% rate actually used by more than 2.5 percentage points. Similarly, a zero perpetual growth rate would not result in any impairment of the goodwill of these CGUs.

No impairment losses were recognized against goodwill in the years ended December 31, 2010, 2009 or 2008.

•	Other intangible assets

When there is evidence that an asset may have become impaired, its value in use is calculated by applying a post-tax discount rate to the estimated future post-tax cash flows from that asset. For the purposes of impairment testing, the tax cash flows relating to the asset are determined using a notional tax rate incorporating the notional tax benefit that would result from amortizing the asset if its value in use were regarded as its depreciable amount for tax purposes. Applying post-tax discount rates to post-tax cash flows gives the same values in use as would be obtained by applying pre-tax discount rates to pre-tax cash flows.

The post-tax discount rates used during 2010 for impairment testing of other intangible assets in the Pharmaceuticals and Vaccines segments were obtained by adjusting the Group’s Weighted Average Cost of Capital of 8% to reflect specific country and business risks, giving post-tax rates in a range from 9% to 13%.

In most cases, there are no market data that would enable fair value less costs to sell to be determined other than by means of a similar estimate based on future cash flows. Consequently, the recoverable amount is in substance equal to the value in use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

In 2010, impairment losses of €433 million were recognized based on the results of impairment testing of other intangible assets. These losses arose mainly on marketed products (€291 million), including Actonel® (due to proposed amendments to the terms of the collaboration agreement with Warner Chilcott, see Note C.2.) and Shan5® (due to revised sales projections following requalification of the vaccine by the World Health Organization). Impairment losses recognized in respect of research projects totaled €142 million, and arose mainly from revisions to the development plan for BSI-201 following announcement of the initial results from the Phase III trial in triple-negative metastatic breast cancer and from decisions to halt development on some other projects.

In 2009, impairment losses of €372 million were recognized based on the results of impairment tests. These losses related mainly to the marketed products Actonel®, Benzaclin® and Nasacort®, and took account of changes in the competitive environment and the approval dates of generics.

In 2008, impairment losses were recognized to take account of:

–	the discontinuation of research projects, principally larotaxel and cabazitaxel (new taxane derivatives intended as treatments for breast cancer, €1,175 million) and the antihypertensive ilepatril, both of which were recognized as assets on the acquisition of Aventis, plus the oral anti-cancer agent S-1 following the termination of the agreement with Taiho Pharmaceutical on development and marketing of this product;

–	settlements reached with Barr in the United States relating to the marketed product Nasacort®, and the impact of generics on certain products.

•	Property, plant and equipment

Impairment losses taken against property, plant and equipment are disclosed in Note D.3.

D.6. Investments in associates and joint ventures

For definitions of the terms “associate” and “joint venture”, refer to Note B.1.

Investments in associates and joint ventures break down as follows:

(€ million)	% interest	Dec. 31, 2010	Dec. 31, 2009		Dec. 31, 2008
Sanofi Pasteur MSD	50.0	343	407		427
Merial (until September 17, 2009)	50.0	—	—	(2)	1,203
InfraServ Höchst	31.2	92	95		96
Entities and companies managed by Bristol-Myers Squibb (1)	49.9	265	234		196
Zentiva (until March 30, 2009)	24.9	—	—	(3)	332
Financière des Laboratoires de Cosmétologie Yves Rocher	39.1	128	123		119
Other investments	—	96	96		86
Total		924	955		2,459

(1)	Under the terms of the agreements with BMS (see Note C.1.), the Group’s share of the net assets of entities majority-owned by BMS is recorded in Investments in associates and joint ventures.
(2)	Merial has been accounted for by the full consolidation method since September 18, 2009; see Note D.8.
(3)	Zentiva has been accounted for by the full consolidation method since March 31, 2009; see Note D.1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The financial statements include commercial transactions between the Group and certain of its associates and joint ventures. The principal transactions of this nature are summarized below:

(€ million)	2010	2009	2008
Sales	541	517	432
Royalties (1)	1,324	1,179	1,014
Accounts receivable (1)	441	419	370
Purchases	227	247	254
Accounts payable	22	32	30
Other liabilities (1)	350	297	242

(1)	These items mainly relate to entities and companies managed by BMS.

Key financial indicators for associates and joint ventures, excluding the effects of purchase price allocations, are as follows:

	Principal associates (1) 100% impact			Principal joint ventures (2) Share held by sanofi-aventis
(€ million)	2010	2009	2008	2010	2009	2008
Non-current assets	512	526	1,919	25	27	354
Current assets	1,336	1,278	2,717	231	224	688
Non-current liabilities	468	336	913	100	32	99
Current liabilities	690	792	1,798	142	178	404
Equity attributable to equity holders of sanofi-aventis	387	391	1,622	14	41	536
Non-controlling interests	303	285	303	—	—	2
Net sales	8,114	9,325	9,770	459	1,203	1,537
Cost of sales	2,130	2,397	2,555	179	359	433
Operating income	3,163	3,144	2,838	49	312	372
Net income	3,035	2,880	2,384	8	222	225

(1)

The figures reported above are full-year figures, before allocation of partnership profits. The following associates are included in this table for 2008: BMS/Sanofi Pharmaceuticals Holding Partnership, BMS/Sanofi Pharmaceuticals Partnership, BMS/Sanofi-Synthelabo Partnership, Yves Rocher, Merial, Sanofi Pasteur MSD, and Zentiva. Figures for Merial are not included in this table with effect from September 18, 2009 (the date since when Merial has been accounted for by the full consolidation method), and figures for Zentiva are not included in this table with effect from March 31, 2009 (the date since when Zentiva has been accounted for by the full consolidation method).

(2)	The principal joint ventures are:

	Partner	Business
Merial (until September 17, 2009)	Merck & Co., Inc.	Animal Health
Sanofi Pasteur MSD	Merck & Co., Inc.	Vaccines

D.7. Non-current financial assets

The main items included in Non-current financial assets are:

(€ million)	December 31, 2010	December 31, 2009	December 31, 2008
Available-for-sale financial assets	816	588	491
Pre-funded pension obligations (see Note D.19.1.)	4	3	1
Long-term loans and advances	483	256	186
Assets recognized under the fair value option	121	100	72
Derivative financial instruments (see Note D.20.)	220	51	71
Total	1,644	998	821

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Equity investments classified as available-for-sale financial assets include:

•	A total of 1.5 million shares representing a 4.66% equity interest in Nichi-Iko, acquired in June 2010 and valued on the basis of the quoted market price as of December 31, 2010 at €40 million.

•

An 18.32% equity interest in the biopharmaceuticals company Regeneron, with which sanofi-aventis has research and development collaboration agreements (see Note D.21.). This investment had a carrying amount of €389 million at December 31, 2010 (€248 million at December 31, 2009, and €195 million at December 31, 2008).

•

Equity interests in research and development companies such as Proteome Science (€2 million at December 31, 2010, €2 million at December 31, 2009, and €3 million at December 31, 2008) and Genfit (€3 million at December 31, 2010, €5 million at December 31, 2009, €4 million at December 31, 2008).

•	Financial assets held to match commitments (€288 million at December 31, 2010, €269 million at December 31, 2009, and €223 million at December 31, 2008).

During 2010, the Group divested its 13% equity interest in ProStrakan for €28 million; this investment had a carrying amount of €25 million as of December 31, 2009.

During 2008, the Group divested its equity interest in Millennium (carrying amount €46 million), generating a pre-tax gain of €38 million (see Note D.29.).

The cumulative unrealized net after-tax gain recognized directly in equity on available-for-sale financial assets at December 31, 2010 was €164 million, relating mainly to the investment in Regeneron (€111 million). This compares with a cumulative unrealized net after-tax gain of €38 million at December 31, 2009, and a cumulative unrealized net after-tax loss of €49 million at December 31, 2008, mainly on the investment in Regeneron.

The impact of a 10% fall in stock prices on quoted shares included in available-for-sale assets at December 31, 2010 would have been as follows:

(€ million)	Sensitivity
Income/(expense) recognized directly in equity, before tax	(58)
Income before tax	—
Total	(58)

A 10% fall in stock prices of other available-for-sale financial assets combined with a simultaneous 0.5% rise in the yield curve would have had the following impact at December 31, 2010:

(€ million)	Sensitivity
Income/(expense) recognized directly in equity, before tax	(17)
Income before tax	—
Total (1)	(17)

(1)	This impact would represent approximately 6% of the value of the underlying assets.

Available-for-sale financial assets also include equity investments not quoted in an active market. These investments had a carrying amount of €47 million at December 31, 2010, compared with €31 million at December 31, 2009 and €34 million at December 31, 2008.

Long-term loans and advances are measured at amortized cost, which at the balance sheet date was not materially different from their fair value. The increase in long-term loans and advances between December 31, 2009 and December 31, 2010 was mainly due to surety paid in connection with ongoing litigation.

Assets recognized under the fair value option represent a portfolio of financial investments held to fund a deferred compensation plan offered to certain employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.8. Assets held for sale or exchange

A breakdown as of December 31, 2010 of assets held for sale or exchange, and of liabilities related to assets held for sale or exchange, is shown below:

(€ million)		December 31, 2010	December 31, 2009(1)
Merial	D.8.1.	7,019	6,540
Other	D.8.2.	17	4
Total assets held for sale or exchange		7,036	6,544
Merial	D.8.1.	1,672	1,501
Total liabilities related to assets held for sale or exchange		1,672	1,501

(1)	In accordance with IFRS 3 (Business Combinations), sanofi-aventis adjusted the values of certain identifiable assets and liabilities of Merial during the purchase price allocation period.

D.8.1. Merial

In March 2010, sanofi-aventis exercised its contractual right to combine Merial with the Intervet/Schering-Plough business to form a new joint venture equally owned by Merck and sanofi-aventis. Formation of the new joint venture is subject to signature of final agreements, antitrust review in the United States, Europe and other countries, and other customary closing conditions. Closing of the transaction is expected in 2011.

In accordance with the accounting policy described in Note B.7., with effect from December 31, 2009 the entire assets of Merial have been reported on the line Assets held for sale or exchange, and the entire liabilities of Merial have been reported on the line Liabilities related to assets held for sale or exchange. The net income of Merial is reported on the line Net income from the held-for-exchange Merial business.

The table below shows the assets and liabilities of Merial classified in Assets held for sale or exchange and Liabilities related to assets held for sale or exchange at December 31, 2010 and December 31, 2009, after elimination of intercompany balances between Merial and other Group companies.

(€ million)	December 31, 2010	December 31, 2009(1)
Assets
• Property, plant and equipment and financial assets	811	684
• Goodwill	1,209	1,124
• Intangible assets	3,961	3,683
• Deferred tax assets	92	60
• Inventories	344	425
• Accounts receivable	405	373
• Other current assets	50	64
• Cash and cash equivalents	147	127
Total assets held for sale or exchange	7,019	6,540
Liabilities
• Long-term debt	4	6
• Non-current provisions	70	85
• Deferred tax liabilities	1,132	1,034
• Short-term debt	24	22
• Accounts payable	161	124
• Other current liabilities	281	230
Total liabilities related to assets held for sale or exchange	1,672	1,501

(1)	In accordance with IFRS 3 (Business Combinations), sanofi-aventis adjusted the values of certain identifiable assets and liabilities of Merial during the purchase price allocation period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Changes in the balances relating to Merial between December 31, 2009 and December 31, 2010 are mainly due to translation effects arising from movements in the U.S. dollar exchange rate between those dates, and to adjustments to the purchase price allocation.

The components of Net income from the held-for-exchange Merial business are shown below:

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009		Year ended December 31, 2008
Net sales	1,983	479	(2)	—
Operating income	575	69	(2)	—
Net financial income/(expense)	—	2	(2)	—
Income tax expense	(189)	(35	) (2)	—
Share of profit/(loss) of associates and joint ventures	—	139	(1)	120
Net income from the held-for-exchange Merial business	386	175		120

(1)	Until September 17, 2009.
(2)	From September 18, 2009.

The table below sets forth, as required by IFRS 5, disclosures of how net income attributable to equity holders of sanofi-aventis, net income attributable to non-controlling interests, basic earnings per share and diluted earnings per share are split between activities other than Merial and the held-for-exchange Merial business:

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Net income excluding the held-for-exchange Merial business	5,335	5,516	4,172
Net income from the held-for-exchange Merial business	386	175	120
Net income	5,721	5,691	4,292
Net income attributable to non-controlling interests:
Net income excluding the held-for-exchange Merial business	254	426	441
Net income from the held-for-exchange Merial business	—	—	—
Net income attributable to non-controlling interests	254	426	441
Net income attributable to equity holders of sanofi-aventis:
Net income excluding the held-for-exchange Merial business	5,081	5,090	3,731
Net income from the held-for-exchange Merial business	386	175	120
Net income attributable to equity holders of sanofi-aventis	5,467	5,265	3,851
Basic earnings per share:
Excluding the held-for-exchange Merial business (in euros)	3.89	3.90	2.85
Held-for-exchange Merial business (in euros)	0.30	0.13	0.09
Basic earnings per share (in euros)	4.19	4.03	2.94
Diluted earnings per share:
Excluding the held-for-exchange Merial business (in euros)	3.88	3.90	2.85
Held-for-exchange Merial business (in euros)	0.30	0.13	0.09
Diluted earnings per share (in euros)	4.18	4.03	2.94

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The table below sets forth the net sales of Merial’s principal products, expressed in millions of U.S. dollars:

($ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Frontline ® and other fipronil-based products	1,027	996	1,053
Vaccines	837	794	790
Avermectin	473	475	512
Other	298	289	288
Total	2,635	2,554	2,643

The contractual obligations and other commitments of Merial as of December 31, 2010 are as follows:

(€ million)		Payments due by period
	Total	Under 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Obligations and other contractual commitments:
• outflows	129	104	9	12	4
• inflows	(34)	(30)	—	(3)	(1)
Total obligations and other contractual commitments	95	74	9	9	3

D.8.2. Other assets held for sale

As of December 31, 2010, other assets held for sale relate to R&D facilities in France.

As of December 31, 2009, other assets held for sale related to the ongoing divestment of the R&D facilities at Alnwick and Porcheville and of an industrial site. An impairment loss of €107 million was charged against these assets (and recognized under Restructuring costs in the income statement) prior to their reclassification as held for sale.

As of December 31, 2008, sanofi-aventis had assets held for sale relating to the ongoing divestment of a plant at Colomiers in the Haute-Garonne region of France. These assets were fully written down as of that date.

D.9. Inventories

Inventories break down as follows:

(€ million)	December 31, 2010			December 31, 2009			December 31, 2008
	Gross	Impairment	Net	Gross	Impairment	Net	Gross	Impairment	Net
Raw materials	838	(88)	750	752	(96)	656	615	(91)	524
Work in process	2,940	(255)	2,685	2,456	(241)	2,215	2,028	(226)	1,802
Finished goods	1,714	(129)	1,585	1,709	(136)	1,573	1,449	(185)	1,264
Total	5,492	(472)	5,020	4,917	(473)	4,444	4,092	(502)	3,590

The impact of changes in provisions for impairment of inventories in 2010 is a net expense of €22 million, compared with €26 million in 2009 and €30 million in 2008. Impairment losses against inventories as of December 31, 2010 relate primarily to the product Ketek®. Inventories pledged as security for liabilities amount to €11 million at December 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.10. Accounts receivable

Accounts receivable break down as follows:

(€ million)	December 31, 2010	December 31, 2009	December 31, 2008
Gross value	6,633	6,111	5,391
Impairment	(126)	(96)	(88)
Net value	6,507	6,015	5,303

The impact of changes in provisions for impairment of accounts receivable in 2010 is a net expense of €32 million, compared with a net expense of €5 million in 2009 and a net expense of €7 million in 2008.

The gross value of overdue receivables at December 31, 2010 is €887 million (versus €884 million at December 31, 2009 and €794 million at December 31, 2008).

(€ million)	Overdue accounts Gross value	Overdue < 1 month	Overdue from 1 to 3 months	Overdue from 3 to 6 months	Overdue from 6 to 12 months	Overdue > 12 months
December 31, 2010	887	255	207	127	97	201
December 31, 2009	884	288	172	132	110	182
December 31, 2008	794	267	146	121	95	165

Amounts overdue by more than one month relate mainly to public-sector customers.

D.11. Other current assets

Other current assets break down as follows:

(€ million)	December 31, 2010	December 31, 2009	December 31, 2008
Taxes recoverable	1,188	1,019	927
Other receivables (1)	626	914	781
Prepaid expenses	186	171	173
Total	2,000	2,104	1,881

(1)	This line mainly comprises amounts due from alliance partners, advance payments to suppliers, sales commission receivable, and amounts due from employees.

D.12. Current financial assets

Current financial assets break down as follows:

(€ million)	December 31, 2010	December 31, 2009	December 31, 2008
Interest rate derivatives measured at fair value (see Note D.20.)	1	18	33
Currency derivatives measured at fair value (see Note D.20.)	27	251	348
Other current financial assets	23	8	22
Total	51	277	403

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.13. Cash and cash equivalents

(€ million)	December 31, 2010	December 31, 2009	December 31, 2008
Cash	696	689	502
Cash equivalents (1)	5,769	4,003	3,724
Cash and cash equivalents (2)(3)	6,465	4,692	4,226

(1)

Cash equivalents at December 31, 2010 mainly comprised €4,805 million invested in collective investment schemes classified as Euro Money-Market Funds by the Autorité des Marchés Financiers and €786 million of term deposits.

(2)

Includes cash held by captive insurance and reinsurance companies in accordance with insurance regulations: €436 million at December 31, 2010, €430 million at December 31, 2009, and €429 million at December 31, 2008.

(3)	Includes €31 million held by the Venezuelan subsidiary, which is subject to foreign exchange controls.

D.14. Net deferred tax position

The net deferred tax position breaks down as follows:

(€ million)	December 31, 2010	December 31, 2009	December 31, 2008
Deferred tax on:
• Consolidation adjustments (intragroup margin in inventory)	875	858	845
• Provision for pensions and other employee benefits	1,157	1,097	1,070
• Remeasurement of acquired intangible assets (1)	(3,706)	(4,144)	(4,805)
• Recognition of acquired property, plant and equipment at fair value	(76)	(99)	(65)
• Tax cost of distributions made from reserves (2)	(399)	(643)	(769)
• Tax losses available for carry-forward	152	70	171
• Stock options	12	21	6
• Other non-deductible provisions and other items	1,228	819	799
Net deferred tax liability	(757)	(2,021)	(2,748)

(1)	Includes a deferred tax liability of €2,559 million as of December 31, 2010 relating to the remeasurement of Aventis intangible assets.
(2)

In some countries, the Group is liable to withholding taxes and other tax charges when dividends are distributed. Consequently, the Group recognizes a deferred tax liability on those reserves (approximately €16 billion) which the Group regards as likely to be distributed in the foreseeable future (see Note D.30.).

The table below shows when the tax losses available for carry-forward are due to expire:

(€ million)
2011	21
2012	19
2013	15
2014	8
2015	17
2016 and later	948
Total tax losses available for carry-forward at December 31, 2010 (1)	1,028
Total tax losses available for carry-forward at December 31, 2009	642
Total tax losses available for carry-forward at December 31, 2008	845

(1)

Excluding tax loss carry-forwards on asset disposals. Tax loss carry-forwards on asset disposals amounted to €101 million at December 31, 2010, €597 million at December 31, 2009, and €776 million at December 31, 2008.

Use of these tax loss carry-forwards is limited to the entity in which they arose. In jurisdictions where tax consolidations are in place, tax losses can be netted against taxable income generated by the entities in the consolidated tax group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Deferred tax assets not recognized because their future recovery was not regarded as probable given the expected results of the entities in question amounted to €451 million at December 31, 2010 (including €35 million on asset disposals), compared with €486 million at December 31, 2009 (including €99 million on asset disposals) and €374 million at December 31, 2008 (including €162 million on asset disposals).

The effect of recognizing previously unrecognized deferred tax assets in accounting for business combinations (requiring a corresponding adjustment to goodwill) amounted to €88 million at December 31, 2009 and €6 million at December 31, 2008.

D.15. Consolidated shareholders’ equity

D.15.1. Share capital

The share capital of €2,621,995,570 consists of 1,310,997,785 shares with a par value of €2.

The number of own shares held by the Group as treasury shares is as follows:

	Number of shares	%
December 31, 2010	6,070,712	0.46%
December 31, 2009	9,422,716	0.71%
December 31, 2008	10,014,971	0.76%
January 1, 2008	37,725,706	2.76%

Treasury shares are deducted from shareholders’ equity. Gains and losses on disposals of treasury shares are taken directly to equity and not recognized in net income for the period.

Movements in the share capital of the sanofi-aventis parent company over the last three years are presented below:

			(€ million)
Date	Transaction	Number of shares	Share capital	Additional paid-in capital
January 1, 2008		1,365,916,644	2,732	9,410
During 2008	Capital increase by exercise of stock subscription options	1,046,238	2	37
Board meeting of April 29, 2008	Capital reduction by cancellation of treasury shares	(51,437,419)	(103)	(2,843)
December 31, 2008		1,315,525,463	2,631	6,604
During 2009	Capital increase by exercise of stock subscription options	2,953,589	6	134
December 31, 2009		1,318,479,052	2,637	6,738
During 2010	Capital increase by exercise of stock subscription options	430,033	1	17
Board meeting of April 28, 2010	Capital reduction by cancellation of treasury shares	(7,911,300)	(16)	(404)
December 31, 2010		1,310,997,785	2,622	6,351

For disclosures about the management of capital as required under IFRS 7, refer to Note B.27.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.15.2. Restricted share plans

Restricted share plans are accounted for in accordance with the policies described in Note B.24.3.

•

The meeting of the sanofi-aventis Board of Directors held on October 27, 2010 decided to award a worldwide restricted share plan, under which 20 shares were granted to each employee of the Group. The fair value per share granted is the market price of the share as of the date of grant (€49.53), adjusted for expected dividends during the vesting period. A total of 2,101,340 shares were granted under this plan.

The fair value of this restricted share plan is €67 million.

•

The meeting of the sanofi-aventis Board of Directors held on March 1, 2010 decided to award a discretionary restricted share plan. A total of 1,231,249 shares were granted, 699,524 of which will vest after a four-year service period and 531,725 of which will vest after a two-year service period but will be subject to a further two-year lock-up period. The fair value per share granted is the market price of the share as of the date of grant (€54.82), adjusted for expected dividends during the vesting period.

The fair value of this restricted share plan is €50 million.

The total expense recognized for restricted share plans in the year ended December 31, 2010 was €36 million, compared with €11 million in the year ended December 31, 2009.

As of December 31, 2010, there were 4,467,968 restricted shares outstanding: 2,101,340 under the October 2010 plan, 1,208,261 under the March 2010 plan, and 1,158,367 under the 2009 plan. As of December 31, 2009, there were 1,181,049 restricted shares outstanding.

•

The meeting of the sanofi-aventis Board of Directors held on March 2, 2009 decided to award a restricted share plan. A total of 1,194,064 shares were granted, 604,004 of which will vest after a four-year service period and 590,060 of which will vest after a two-year service period but will be subject to a further two-year lock-up period (including 65,000 shares which are also contingent upon performance conditions). The fair value per share granted is the market price per share as of the date of grant (€41.10), adjusted for expected dividends during the vesting period.

The fair value of this restricted share plan is €37 million.

D.15.3. Capital increase reserved for employee share ownership plans

There were no share issues reserved for employee share ownership plans in 2010, 2009 or 2008.

D.15.4. Repurchase of sanofi-aventis shares

The sanofi-aventis Shareholders’ Annual General Meeting of May 17, 2010 authorized a share repurchase program for a period of 18 months. Sanofi-aventis has not repurchased any of its own shares under this program since that date.

Under the share repurchase program authorized by the Shareholders’ Annual General Meeting of April 17, 2009, sanofi-aventis repurchased 5,871,026 of its own shares during 2010 for a total of €321 million.

Sanofi-aventis did not repurchase any of its own shares during 2009.

The Shareholders’ Annual General Meeting of May 14, 2008 authorized a share repurchase program, under which sanofi-aventis purchased 810,000 of its own shares during the period from June 6, 2008 through August 21, 2008 for a total of €36 million (including transaction costs).

D.15.5. Reduction in share capital

The meeting of the sanofi-aventis Board of Directors held on April 28, 2010 decided to cancel 7,911,300 treasury shares (€420 million), representing 0.60% of the share capital as of that date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The meeting of the sanofi-aventis Board of Directors held on April 29, 2008 decided to cancel 51,437,419 treasury shares (€2,946 million), of which 51,407,169 had been repurchased through April 14, 2008 under the share repurchase program, representing 3.77% of the share capital as of that date (see Note D.15.4.).

These cancellations had no effect on consolidated shareholders’ equity.

D.15.6. Cumulative translation differences

Cumulative translation differences break down as follows:

(€ million)	December 31, 2010	December 31, 2009 (1)	December 31, 2008
Attributable to equity holders of sanofi-aventis	(1,318)	(3,962)	(3,669)
Attributable to non-controlling interests	(4)	(15)	(16)
Total	(1,322)	(3,977)	(3,685)

(1)

In accordance with IFRS 3 (Business Combinations), sanofi-aventis adjusted the values of certain identifiable assets and liabilities of Merial during the purchase price allocation period (see Note D.1.); the impact on cumulative translation differences was €3 million.

The movement in cumulative translation differences during the period was mainly due to the effect of changes in the U.S. dollar exchange rate, primarily on goodwill, intangible assets and inventories.

In accordance with the accounting policy described in Note B.8.4., cumulative translation differences attributable to equity holders of sanofi-aventis include the post-tax effect of currency hedges of net investments in foreign operations, which amounted to €85 million at December 31, 2010 compared with €86 million at December 31, 2009 and €98 million at December 31, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.15.7. Income and expenses recognized directly in equity

Movements in income and expenses recognized directly in equity break down as follows:

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009 (1)	Year ended December 31, 2008
Balance, beginning of period	(3,755)	(4,436)	(4,659)
Available-for-sale financial assets:
• Change in fair value (2)	141	110	(132)
• Tax effects	(15)	(23)	33
Cash flow hedges:
• Change in fair value (3)	17	(175)	104
• Tax effects	(6)	61	(37)
Zentiva fair value remeasurement:
• Change in fair value (4)	—	108	—
• Tax effects	—	(28)	—
Merial fair value remeasurement:
• Change in fair value (4)	—	1,379	—
• Tax effects	—	(326)	—
Actuarial gains and losses
• Impact of asset ceiling	1	2	2
• Actuarial gains/(losses) excluding associates, joint ventures and Merial	(316)	(169)	(824)
• Actuarial gains/(losses) on associates and joint ventures	(1)	(2)	(7)
• Actuarial gains/(losses) on Merial	5	—	—
• Tax effects	172	36	136
Change in cumulative translation differences
• Translation differences on foreign subsidiaries (5)/(6)	2,656	(280)	948
• Hedges of net investments in foreign operations	(2)	(18)	—
• Tax effects	1	6	—
Balance, end of period	(1,102)	(3,755)	(4,436)
Attributable to equity holders of sanofi-aventis	(1,097)	(3,739)	(4,419)
Attributable to non-controlling interests	(5)	(16)	(17)

(1)

In accordance with IFRS 3 (Business Combinations), sanofi-aventis adjusted the values of certain identifiable assets and liabilities of Merial during the purchase price allocation period (see Note D.1.); the impact on the fair value remeasurement was €164 million before tax effects, and a tax effect of (€33) million.

(2)	Includes reclassifications to profit or loss: (€0.4) million in 2010, (€1) million in 2009, and (€11) million in 2008.
(3)

Includes reclassifications to profit or loss: €7 million in 2010, (€123) million in 2009 and (€9) million in 2008 in operating income; €5 million in 2010, (€35) million in 2009 and (€17) million in 2008 in net financial expense.

(4)	Fair value remeasurement of the previously-held equity interest (Zentiva 24.9%, Merial 50%) as of the date when control was acquired.
(5)	Includes €155 million for Merial in 2010, and €10 million for Merial from the acquisition date through December 31, 2009.
(6)	Includes a reclassification of €3 million to profit or loss in 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.15.8. Share-based payment

Stock option plans

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

b) Description of stock option plans

2010 stock subscription option plan awarded by sanofi-aventis

On March 1, 2010, the sanofi-aventis Board of Directors granted 8,121,355 stock subscription options at an exercise price of €54.12 per share.

The vesting period is four years, and the plan expires on February 28, 2020.

2009 stock subscription option plan awarded by sanofi-aventis

On March 2, 2009, the Board of Directors granted 7,736,480 stock subscription options at an exercise price of €45.09 per share.

The vesting period is four years, and the plan expires on March 2, 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Stock purchase option plans

The table shows all sanofi-aventis stock purchase option plans still outstanding or under which options were exercised in the year ended December 31, 2010.

Origin	Date of grant	Options granted	Start date of exercise period	Expiration date	Exercise price (€)	Options outstanding at December 31, 2010
Synthélabo	12/15/1993	364,000	12/15/1998	12/15/2013	6.36	6,200
Synthélabo	10/18/1994	330,200	10/18/1999	10/18/2014	6.01	10,900
Synthélabo	01/12/1996	208,000	01/12/2001	01/12/2016	8.56	19,270
Synthélabo	04/05/1996	228,800	04/05/2001	04/05/2016	10.85	34,670
Synthélabo	10/14/1997	262,080	10/14/2002	10/14/2017	19.73	29,242
Synthélabo	06/25/1998	296,400	06/26/2003	06/25/2018	28.38	10,520
Synthélabo	03/30/1999	716,040	03/31/2004	03/30/2019	38.08	320,185
Sanofi-Synthélabo	05/24/2000	4,292,000	05/25/2004	05/24/2010	43.25	—
Sanofi-Synthélabo	05/10/2001	2,936,500	05/11/2005	05/10/2011	64.50	2,535,539
Sanofi-Synthélabo	05/22/2002	3,111,850	05/23/2006	05/22/2012	69.94	2,880,750
Total						5,847,276

Sanofi-aventis shares acquired to cover stock purchase options are deducted from shareholders’ equity. The exercise of all outstanding stock purchase options would increase shareholders’ equity by €375 million.

Stock subscription option plans

Details of the terms of exercise of stock subscription options granted under the various plans are presented below in sanofi-aventis share equivalents. These options have been granted to certain corporate officers and employees of Group companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The table shows all sanofi-aventis stock subscription option plans still outstanding or under which options were exercised in the year ended December 31, 2010.

Origin	Date of grant	Options granted	Start date of exercise period	Expiration date	Exercise price (€)	Options outstanding at December 31, 2010
Aventis	05/11/2000	877,766	05/11/2003	05/11/2010	49.65	—
Aventis	11/14/2000	13,966,871	11/15/2003	11/14/2010	67.93	—
Aventis	03/29/2001	612,196	03/30/2004	03/29/2011	68.94	546,756
Aventis	11/07/2001	13,374,051	11/08/2004	11/07/2011	71.39	9,516,335
Aventis	03/06/2002	1,173,913	03/07/2005	03/06/2012	69.82	1,173,906
Aventis	11/12/2002	11,775,414	11/13/2005	11/12/2012	51.34	5,250,212
Aventis	12/02/2003	12,012,414	12/03/2006	12/02/2013	40.48	5,274,033
Sanofi-Synthélabo	12/10/2003	4,217,700	12/11/2007	12/10/2013	55.74	3,816,770
Sanofi-aventis	05/31/2005	15,228,505	06/01/2009	05/31/2015	70.38	13,362,425
Sanofi-aventis	12/14/2006	11,772,050	12/15/2010	12/14/2016	66.91	10,875,740
Sanofi-aventis	12/13/2007	11,988,975	12/14/2011	12/13/2017	62.33	11,239,195
Sanofi-aventis	03/02/2009	7,736,480	03/04/2013	03/01/2019	45.09	7,421,945
Sanofi-aventis	03/01/2010	8,121,355	03/03/2014	02/28/2020	54.12	7,946,335
Total						76,423,652

The exercise of all outstanding stock subscription options would increase shareholders’ equity by approximately €4,628 million. The exercise of each option results in the issuance of one share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Summary of stock option plans

A summary of stock options outstanding at each balance sheet date, and of changes during the relevant periods, is presented below:

		Exercise price
	Number of options	Weighted average per share (€)	Total (€ million)
Options outstanding at January 1, 2008	88,275,695	62.34	5,503
Of which exercisable	50,643,150	59.05	2,991
Options exercised	(1,141,554)	36.82	(42)
Options cancelled (1)	(1,682,800)	65.51	(110)
Options forfeited	(146,391)	34.14	(5)
Options outstanding at December 31, 2008	85,304,950	62.66	5,345
Of which exercisable	48,713,680	59.59	2,903
Options granted	7,736,480	45.09	349
Options exercised	(3,545,344)	46.69	(165)
Options cancelled (1)	(1,000,535)	61.72	(62)
Options forfeited	(625,210)	48.89	(31)
Options outstanding at December 31, 2009	87,870,341	61.87	5,436
Of which exercisable	57,717,316	63.04	3,638
Options granted	8,121,355	54.12	440
Options exercised	(1,756,763)	42.50	(75)
Options cancelled (1)	(11,609,223)	67.01	(778)
Options forfeited	(354,782)	46.24	(16)
Options outstanding at December 31, 2010	82,270,928	60.86	5,007
Of which exercisable	55,663,453	63.63	3,542

(1)	Cancellations mainly due to the departure of the grantees.

The table below provides summary information about options outstanding and exercisable as of December 31, 2010:

	Outstanding			Exercisable
Range of exercise prices per share	Number of options	Average residual life (in years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €1.00 to €10.00 per share	36,370	4.31	7.42	36,370	7.42
From €10.00 to €20.00 per share	63,912	5.96	14.91	63,912	14.91
From €20.00 to €30.00 per share	10,520	7.49	28.38	10,520	28.38
From €30.00 to €40.00 per share	320,185	8.25	38.08	320,185	38.08
From €40.00 to €50.00 per share	12,695,978	5.99	43.17	5,274,033	40.48
From €50.00 to €60.00 per share	17,013,317	5.52	53.63	9,066,982	53.19
From €60.00 to €70.00 per share	29,251,886	5.11	65.39	18,012,691	67.31
From €70.00 to €80.00 per share	22,878,760	2.93	70.80	22,878,760	70.80
Total	82,270,928			55,663,453
– of which stock purchase options	5,847,276			5,847,276
– of which stock subscription options	76,423,652			49,816,177

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Measurement of stock option plans

The fair value of the plan awarded in 2010 is €66 million. This amount is recognized as an expense over the vesting period, with the matching entry to shareholder’s equity. On this basis, an expense of €14 million was recognized in the year ended December 31, 2010.

The fair value of the plan awarded in 2009 is €34 million.

The following assumptions were used in determining the fair value of these plans:

•	Dividend yield: 4.66% (2010 plan), 5.72% (2009 plan).

•	Volatility of sanofi-aventis shares, computed on a historical basis: 27.08% (2010 plan), 27.06% (2009 plan).

•	Risk-free interest rate: 2.56% (2010 plan), 2.84% (2009 plan).

•	Plan maturity: 6 years (2010 and 2009 plans). The plan maturity is the average expected remaining life of the options, based on observations of past employee behavior.

The fair value of the options granted in 2010 and 2009 is €9.09 and €4.95 per option, respectively.

The expense recognized for stock option plans, and the matching entry taken to shareholders’ equity, was €97 million in the year ended December 31, 2010 (including €10 million for the Vaccines segment), €102 million in the year ended December 31, 2009 (including €12 million for the Vaccines segment), and €125 million in the year ended December 31, 2008 (including €13 million for the Vaccines segment).

As of December 31, 2010, the total cost related to non-vested stock option plans was €103 million, to be recognized over a weighted average period of 2.31 years. The current tax benefit related to the exercise of stock options in 2010 was €1 million in 2010, €2 million in 2009, and €2 million in 2008.

D.15.9. Number of shares used to compute diluted earnings per share

Diluted earnings per share is computed using the number of shares outstanding plus stock options with a potentially dilutive effect.

(in millions)	December 31, 2010	December 31, 2009	December 31, 2008
Average number of shares outstanding	1,305.3	1,305.9	1,309.3
Adjustment for options with potentially dilutive effect	1.7	1.1	1.6
Adjustment for restricted shares with potentially dilutive effect	1.2	0.4	—
Average number of shares used to compute diluted earnings per share	1,308.2	1,307.4	1,310.9

In 2010, a total of 69.1 million stock options were not taken into account in the calculation because they did not have a potentially dilutive effect, compared with 80.3 million in 2009 and 76.2 million in 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.16. Non-controlling interests

Non-controlling interests in consolidated companies break down as follows:

(€ million)	December 31, 2010	December 31, 2009	December 31, 2008
Non-controlling interests of ordinary shareholders:
• BMS (1)	41	104	111
• Zentiva	28	32	—
• Aventis Pharma Ltd India	75	73	60
• Maphar	7	7	6
• Sanofi-aventis Korea	7	5	4
• Shantha Biotechnics	9	12	—
• Other	24	25	24
Total	191	258	205

(1)

Under the terms of the agreements with BMS (see Note C.1.), the BMS share of the net assets of entities majority-owned by sanofi-aventis is recognized in Non-controlling interests (refer to the statement of changes in equity).

D.17. Debt, cash and cash equivalents

The table below shows changes in the Group’s financial position over the last three years:

(€ million)	December 31, 2010	December 31, 2009	December 31, 2008
Long-term debt	6,695	5,961	4,173
Short-term debt and current portion of long-term debt	1,565	2,866	1,833
Interest rate and currency derivatives used to hedge debt	(218)	(7)	22
Total debt	8,042	8,820	6,028
Cash and cash equivalents	(6,465)	(4,692)	(4,226)
Debt, net of cash and cash equivalents	1,577	4,128	1,802

“Debt, net of cash and cash equivalents” is a non-GAAP financial indicator used by management and investors to measure the company’s overall net indebtedness.

Trends in the gearing ratio are shown below:

(€ million)	December 31, 2010	December 31, 2009	December 31, 2008
Debt, net of cash and cash equivalents	1,577	4,128	1,802
Total equity	53,288	48,580	45,071
Gearing ratio	3.0%	8.5%	4.0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

A reconciliation of carrying amount to value on redemption is shown below:

				Value on redemption
(€ million)	Carrying amount: Dec. 31, 2010	Amortized cost	Adjustment to debt measured at fair value	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Long-term debt	6,695	27	(39)	6,683	5,943	4,123
Short-term debt and current portion of long-term debt	1,565	—	—	1,565	2,853	1,815
Interest rate and currency derivatives used to hedge debt	(218)	—	26	(192)	8	22
Total debt	8,042	27	(13)	8,056	8,804	5,960
Cash and cash equivalents	(6,465)	—	—	(6,465)	(4,692)	(4,226)
Debt, net of cash and cash equivalents	1,577	27	(13)	1,591	4,112	1,734

a) Principal financing transactions during the year

The following financing transaction took place during 2010:

•	Issuance in April 2010 of a supplementary tranche of €500 million to the existing fixed-rate bond issue (annual rate of 3.125%) maturing October 10, 2014.

Three bond issues were repaid on maturity:

•	January 2007 bond issue with a nominal value of £200 million (€227 million), which matured January 18, 2010;

•	December 2007 bond issue with a nominal value of CHF 200 million (€136 million), which matured January 21, 2010;

•	September 2003 bond issue with a nominal value of €1.5 billion, which matured September 15, 2010.

On July 6, 2010, sanofi-aventis contracted a new €7 billion general-purpose syndicated credit facility with a pool of sixteen banks. This facility may be drawn down in either euros or U.S. dollars, and expires on July 6, 2015.

On the same day, sanofi-aventis terminated ahead of the contractual expiry date (i) a €4 billion syndicated credit facility due to expire January 12, 2011 and (ii) two bilateral credit facilities totaling $850 million, and also reduced an existing €8 billion credit facility to €6 billion.

In connection with the launch of the public tender offer for Genzyme on October 4, 2010, sanofi-aventis contracted two acquisition facilities on October 2, 2010. These facilities total $15 billion and may be drawn down in U.S. dollars up to and including July 2, 2011. Details about these facilities are provided below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

b) Debt, net of cash and cash equivalents by type, at value on redemption

(€ million)	December 31, 2010			December 31, 2009			December 31, 2008
	Non-current	Current	Total	Non-current	Current	Total	Non-current	Current	Total
Bond issues	5,879	92	5,971	5,236	1,982	7,218	2,418	488	2,906
Other bank borrowings	771	402	1,173	678	529	1,207	670	262	932
Commercial paper	—	735	735	—	—	—	—	717	717
Finance lease obligations	19	6	25	15	9	24	21	4	25
Other borrowings	14	57	71	14	16	30	14	11	25
Bank credit balances	—	273	273	—	317	317	—	299	299
Interest rate and currency derivatives used to hedge debt	(194)	2	(192)	(53)	61	8	19	3	22
Credit facility drawdowns	—	—	—	—	—	—	1,000	34	1,034
Total debt	6,489	1,567	8,056	5,890	2,914	8,804	4,142	1,818	5,960
Cash and cash equivalents	—	(6,465)	(6,465)	—	(4,692)	(4,692)	—	(4,226)	(4 226)
Debt, net of cash and cash equivalents	6,489	(4,898)	1,591	5,890	(1,778)	4,112	4,142	(2,408)	1,734

Bond issues made under the EMTN (Euro Medium Term Notes) program comprise:

•

June 2008 issue of ¥15 billion (€138 million), maturing June 2013, bearing interest at a floating rate indexed to 3-month JPY Libor, and swapped into euros at a floating rate indexed to 3-month Euribor;

•	May 2009 issue [ISIN: XS0428037666] of €1.5 billion, maturing May 2013, bearing annual interest at 3.5%;

•	May 2009 issue [ISIN: XS0428037740] of €1.5 billion, maturing May 2016, bearing annual interest at 4.5%;

•	October 2009 issue [ISIN: XS0456451938] of €1.2 billion (including supplementary tranche issued in April 2010), maturing October 2014, bearing annual interest at 3.125%;

•	October 2009 issue [ISIN: XS0456451771] of €800 million, maturing October 2019, bearing annual interest at 4.125%.

Bond issues made outside the EMTN (Euro Medium Term Notes) program comprise:

•

December 2007 and February 2008 issues [ISIN: CH0035703070] of CHF400 million (€320 million), maturing December 2015, bearing annual interest at 3.375%, and swapped into euros at a fixed rate of 4.867%;

•

December 2008 and January 2009 issues [ISIN: CH0048787532] amounting to CHF525 million (€420 million), maturing December 2012, bearing annual interest at 3.26%, and swapped into euros as follows: CHF275 million at a fixed rate of 4.894%, and CHF250 million at a floating rate indexed to 3-month Euribor.

The line “Other borrowings” mainly includes:

•

Participating shares issued between 1983 and 1987, of which 96,983 remain outstanding, valued at €14.8 million. These 96,983 participating shares include 3,080 1983 participating shares repurchased by sanofi-aventis in 2010, which will be cancelled in 2011.

•	Series A participating shares issued in 1989, of which 3,271 remain outstanding, valued at €0.2 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Sanofi-aventis has put in place the following arrangements to manage its liquidity needs:

•	A syndicated credit facility of €6 billion, of which €0.2 billion expires on March 31, 2011 and €5.8 billion expires on March 31, 2012, and which may be drawn down in euros or U.S. dollars.

•	A syndicated credit facility of €7 billion expiring on July 6, 2015, which may also be drawn down in euros or U.S. dollars.

These confirmed facilities are used in particular to back two commercial paper programs, of €6 billion in France and $6 billion in the United States. In 2010, the average drawdown under these programs was €0.9 billion (maximum €1.7 billion). A total of €0.7 billion was drawn down under these facilities as of December 31, 2010.

Apart from the Genzyme acquisition financing (see below), the financing in place at December 31, 2010 at the level of the sanofi-aventis parent company (which manages the bulk of the Group’s financing needs centrally) is not subject to covenants regarding financial ratios, and contains no clauses linking credit spreads or fees to the credit rating of sanofi-aventis.

In connection with the launch of a public tender offer for Genzyme, sanofi-aventis contracted on October 2, 2010 two credit facilities totaling $15 billion, which may be drawn down in U.S. dollars up to and including July 2, 2011:

•	Facility A is a $10 billion facility expiring April 2, 2012, with an optional six-month extension.

•	Facility B is a $5 billion amortizable facility expiring April 2, 2014.

These acquisition facilities are not subject to any financial covenants. The margin of Facility B will depend on the long-term credit rating of sanofi-aventis, subsequent to the acquisition.

c) Debt by maturity, at value on redemption

		Current	Non-current
December 31, 2010 (€ million)	Total	2011	2012	2013	2014	2015	2016 and later
Bond issues	5,971	92	420	1,638	1,200	321	2,300
Other bank borrowings	1,173	402	203	555	6	7	—
Commercial paper (1)	735	735	—	—	—	—	—
Finance lease obligations	25	6	6	5	3	3	2
Other borrowings	71	57	—	—	—	—	14
Bank credit balances	273	273	—	—	—	—	—
Interest rate and currency derivatives used to hedge debt	(192)	2	(73)	(46)	—	(75)	—
Total debt	8,056	1,567	556	2,152	1,209	256	2,316
Cash and cash equivalents	(6,465)	(6,465)	—	—	—	—	—
Debt, net of cash and cash equivalents	1,591	(4,898)	556	2,152	1,209	256	2,316

(1)	Commercial paper had a maturity of no more than six months as of December 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

		Current	Non-current
December 31, 2009 (€ million)	Total	2010	2011	2012	2013	2014	2015 and later
Bond issues	7,218	1,982	—	354	1,613	700	2,569
Other bank borrowings	1,207	529	11	225	433	7	2
Commercial paper	—	—	—	—	—	—	—
Finance lease obligations	24	9	3	3	3	3	3
Other borrowings	30	16	—	—	—	—	14
Bank credit balances	317	317	—	—	—	—	—
Interest rate and currency derivatives used to hedge debt	8	61	—	(7)	(20)	—	(26)
Total debt	8,804	2,914	14	575	2,029	710	2,562
Cash and cash equivalents	(4,692)	(4,692)	—	—	—	—	—
Debt, net of cash and cash equivalents	4,112	(1,778)	14	575	2,029	710	2,562

		Current	Non-current
December 31, 2008 (€ million)	Total	2009	2010	2011	2012	2013	2014 and later
Bond issues	2,906	488	1,845	—	185	119	269
Credit facility drawdowns (1)	1,034	34	—	—	1,000	—	—
Other bank borrowings	932	262	13	7	208	439	3
Commercial paper (2)	717	717	—	—	—	—	—
Finance lease obligations	25	4	3	6	2	3	7
Other borrowings	25	11	—	—	—	—	14
Bank credit balances	299	299	—	—	—	—	—
Interest rate and currency derivatives used to hedge debt	22	3	76	—	(5)	(27)	(25)
Total debt	5,960	1,818	1,937	13	1,390	534	268
Cash and cash equivalents	(4,226)	(4,226)	—	—	—	—	—
Debt, net of cash and cash equivalents	1,734	(2,408)	1,937	13	1,390	534	268

(1)	Maturities used for credit facility drawdowns are those of the facility, not the drawdown.
(2)	Commercial paper had a maturity of no more than three months as of December 31, 2008.

The main undrawn confirmed general-purpose credit facilities (excluding the Genzyme acquisition facilities) not allocated to outstanding commercial paper drawdowns at December 31, 2010 break down as follows:

Year of expiry	Undrawn confirmed credit facilities available (€ million)
2011	245
2012	5,755
2015	6,238
Total	12,238

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

These confirmed credit facilities comprise:

•	a syndicated credit facility of €6 billion expiring in 2011 (€0.2 billion) and in 2012 (€5.8 billion);

•	a syndicated credit facility of €7 billion expiring in 2015.

As of December 31, 2010, no single counterparty represented more than 10% of undrawn confirmed credit facilities.

d) Debt by interest rate type, at value on redemption

The tables below split debt, net of cash and cash equivalents between fixed and floating rate, and by maturity or contractual repricing date, at December 31, 2010. The figures shown are the value on redemption, before the effects of derivative instruments:

	December 31, 2010
(€ million)	Total	2011	2012	2013	2014	2015	2016 and later
Fixed-rate debt	6,050	—	547	1,758	1,200	245	2,300
% fixed-rate	75%
Floating-rate debt (maturity based on contractual repricing date)	2,006	2,006	—	—	—	—	—
% floating-rate	25%
Total debt	8,056	2,006	547	1,758	1,200	245	2,300
Cash and cash equivalents	(6 465)	(6,465)	—	—	—	—	—
% floating-rate	100%
Debt, net of cash and cash equivalents	1,591	(4,459)	547	1,758	1,200	245	2,300

Floating-rate interest on debt is usually indexed to the euro zone interbank offered rate (Euribor). Floating-rate interest on cash and cash equivalents is usually indexed to the Eonia rate.

In order to reduce the amount and/or volatility of the cost of debt, sanofi-aventis has contracted derivative instruments (swaps, and in some cases caps or combinations of purchases of caps and sales of floors). This has the effect of altering the fixed/floating split and the maturity based on contractual repricing dates:

	December 31, 2010
(€ million)	Total	2011	2012	2013	2014	2015	2016 and later
Fixed-rate debt	5,350	—	347	1,758	1,200	245	1,800
% fixed-rate	66%
Floating-rate debt	2,706	2,706	—	—	—	—	—
% floating-rate	34%
Total debt	8,056	2,706	347	1,758	1,200	245	1,800
Cash and cash equivalents	(6,465)	(6,465)	—	—	—	—	—
% floating-rate	100%
Debt, net of cash and cash equivalents	1,591	(3,759)	347	1,758	1,200	245	1,800

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The table below shows the fixed/floating rate split at redemption value after taking account of derivative instruments as of December 31, 2009 and 2008:

(€ million)	2009	%	2008	%
Fixed-rate debt	5,940	67%	3,421	57%
Floating-rate debt	2,864	33%	2,539	43%
Total debt	8,804	100%	5,960	100%
Cash and cash equivalents	(4,692)		(4,226)
Debt, net of cash and cash equivalents	4,112		1,734

The weighted average interest rate on debt at December 31, 2010 was 3.6% both before and after derivative instruments. All cash and cash equivalents were invested at an average rate of 1.1% at December 31, 2010.

Based on the Group’s level of debt, and taking account of derivative instruments in place at December 31, 2010, sensitivity to movements in market interest rates over a full year would be as follows in the year ending December 31, 2011:

Change in 3-month Euribor interest rate assumptions	Impact on pre-tax net income (€ million)	Impact on income/(expense) recognized directly in equity, before tax (€ million)
+ 100 bp	41	13
+ 25 bp	10	1
- 25 bp	(10)	(6)
- 100 bp	(41)	(18)

e) Debt, net of cash and cash equivalents by currency, at value on redemption

The table below shows debt, net of cash and cash equivalents by currency at December 31, 2010, before and after taking account of derivative instruments contracted to convert third-party debt into the functional currency of the borrower entity:

	December 31, 2010
(€ million)	Before derivative instruments	After derivative instruments
EUR	703	1,581
USD	37	37
JPY	141	3
CHF	738	(2)
GBP	(65)	(65)
Other currencies	37	37
Debt, net of cash and cash equivalents	1,591	1,591

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The table below shows debt, net of cash and cash equivalents by currency at December 31, 2009 and 2008, after taking account of derivative instruments contracted to convert third-party debt into the functional currency of the borrower entity:

(€ million)	2009	2008
EUR	4,312	1,625
USD	(22)	(19)
GBP	(58)	(64)
Other currencies	(120)	192
Debt, net of cash and cash equivalents	4,112	1,734

f) Market value of debt, net of cash and cash equivalents

The market value of debt, net of cash and cash equivalents at December 31, 2010 was €1,887 million (December 31, 2009: €4,349 million; December 31, 2008: €1,801 million), versus a value on redemption of €1,591 million (December 31, 2009: €4,112 million; December 31, 2008: €1,734 million).

g) Future contractual cash flows relating to debt and debt hedging instruments

The table below shows the amount of future contractual undiscounted cash flows (principal and interest) relating to debt and to derivative instruments designated as hedges of debt as at December 31, 2010:

	December 31, 2010
	Contractual cash flows by maturity
(€ million)	Total	2011	2012	2013	2014	2015	2016 and later
Debt	9,354	1,699	875	2,418	1,360	462	2,540
– principal	8,150	1,447	632	2,200	1,208	347	2,316
– interest (1)	1,204	252	243	218	152	115	224
Net cash flows related to derivative instruments	(229)	(5)	(83)	(49)	3	(89)	(6)
Total	9,125	1,694	792	2,369	1,363	373	2,534

(1)	Interest cash flows are estimated on the basis of forward interest rates applicable as of December 31, 2010.

Future contractual cash flows are shown on the basis of the carrying amount in the balance sheet at the reporting date, without reference to any subsequent management decision that might materially alter the structure of the Group’s debt or its hedging policy.

Maturities used for credit facility drawdowns are those of the facility, not the drawdown.

The table below shows the amount of future contractual undiscounted cash flows (principal and interest) relating to debt and to derivative instruments designated as hedges of debt as at December 31, 2009 and 2008:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

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

D.18. Liabilities related to business combinations and non-controlling interests

For a description of the liabilities reported in the line item Liabilities related to business combinations and to non-controlling interests, refer to Note B.8.5. The principal acquisitions are described in Note D.1.

Obligations relating to business combinations mainly comprise contingent consideration in the form of milestone payments payable to the vendor and linked to development on projects conducted by the acquiree. The accounting treatment of contingent consideration is described in Note B.3.1. With effect from January 1, 2010, the fair value of contingent consideration in respect of products under development factors in (i) the probability that the project will succeed and (ii) the time value of money.

Movements in liabilities related to business combinations and to non-controlling interests were as follows:

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009
Balance, beginning of period	151	—
split as follows:
• non-current	75	—
• current	76	—
New business combinations	219	153
Payments made	(52)	—
Fair value remeasurement (including unwinding of discount)	5	2
Other movements (1)	155
Translation differences	8	(4)
Balance, end of period	486	151
split as follows:
• non-current	388	75
• current	98	76

(1)	Contingent consideration on the acquisition of Fovea, payment of which was regarded as probable in 2010.

The balance of these liabilities at the end of each period breaks down as follows:

(€ million)	December 31, 2010	December 31, 2009
Put options granted to non-controlling interests	134	—
Liabilities related to business combinations	352	151
Balance, end of period	486	151

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The put options reported above were granted to non-controlling interests in connection with acquisitions completed during 2010, and relate to sanofi-aventis Vostok and Hangzhou Sanofi Minsheng Consumer Healthcare Co. Ltd (see Note D.1.).

Liabilities related to business combinations as of December 31, 2010 mainly comprise contingent consideration related to the acquisitions of TargeGen (€94 million), Fovea (€155 million), and BiPar (€70 million).

The table below sets forth the maximum amount of contingent consideration payable:

	December 31, 2010
	Payments due by period
(€ million)	Total	Less than 1 year	From 1 to 3 years	From 3 to 5 years	More than 5 years
Obligations related to business combinations	739	87	79	438	135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.19. Provisions and other liabilities

Provisions and other non-current liabilities break down as follows:

(€ million)	Provisions for pensions and other long-term benefits (D.19.1.)	Restructuring provisions (D.19.2.)	Other provisions (D.19.3.)		Other non-current liabilities	Total
January 1, 2008	3,398	188	3,126		145	6,857
Changes in scope of consolidation	—	—	33		—	33
Increases in provisions and other liabilities	334	290	828	(2)	—	1,452
Provisions utilized	(365)	(33)	(223)		(3)	(624)
Reversals of unutilized provisions	(65)	—	(531	) (3)	—	(596)
Transfers (1)	1	(84)	(176)		51	(208)
Unwinding of discount	—	5	31		1	37
Unrealized gains and losses	—	—	—		14	14
Translation differences	(59)	—	(4)		4	(59)
Actuarial gains/losses on defined-benefit plans (4)	824	—	—		—	824
December 31, 2008	4,068	366	3,084		212	7,730
Changes in scope of consolidation	13	—	228		9	250
Increases in provisions and other liabilities	683	183	1,256	(2)	—	2,122
Provisions utilized	(603)	(61)	(251)		(10)	(925)
Reversals of unutilized provisions	(130)	(1)	(753	) (3)	(24)	(908)
Transfers (1)	133	(232)	(104)		(70)	(273)
Unwinding of discount	—	3	36		1	40
Unrealized gains and losses	—	—	—		(12)	(12)
Translation differences	9	(1)	37		(2)	43
Actuarial gains/losses on defined-benefit plans (4)	169	—	—		—	169
December 31, 2009	4,342	257	3,533		104	8,236
Changes in scope of consolidation	21	—	27		—	48
Increases in provisions and other liabilities	442	731	857	(2)	11	2,041
Provisions utilized	(587)	(65)	(386)		(41)	(1,079)
Reversals of unutilized provisions	(82)	(56)	(259	) (3)	—	(397)
Transfers (1)	(305)	119	81		(7)	(112)
Unwinding of discount	—	27	34		1	62
Unrealized gains and losses	—	—	(35)		33	(2)
Translation differences	96	4	108		5	213
Actuarial gains/losses on defined-benefit plans (4)	316	—	—		—	316
December 31, 2010	4,243	1,017	3,960		106	9,326

(1)

This line includes transfers between current and non-current provisions, and in 2010 the reclassification of social security charges and “Fillon” levies on early retirement plans in France (see Note D.19.1.).

(2)	Amounts charged during the period mainly comprise provisions to cover tax exposures in various countries and changes to estimate of future expenditure on environmental risks.
(3)

Reversals relate mainly to provisions for tax exposures, reversed either because (i) the risk exposure became time-barred during the reporting period or (ii) the tax dispute was settled during the period and the outcome proved more favorable than expected for sanofi-aventis.

(4)	Amounts recognized directly in equity (see Note D.15.7.).

Other current liabilities are described in Note D.19.4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.19.1. Provisions for pensions and other benefits

The Group and its subsidiaries have a significant number of pension plans covering the majority of their employees. The specific features (benefit formulas, funding policies and types of assets held) of the plans vary depending on laws and regulations in the particular country in which the employees work. Several of these plans are defined-benefit plans and cover some members of the Board of Directors as well as employees.

Actuarial valuations of the Group’s benefit obligations were computed by management with assistance from external actuaries as of December 31, 2010, 2009 and 2008. These calculations incorporate the following elements:

•	Assumptions on staff turnover and life expectancy, specific to each country.

•

A retirement age of 60 to 67 for a total working life allowing for full-rate retirement rights for employees of French companies, and retirement assumptions reflecting local economic and demographic factors specific to employees of foreign companies.

•	A salary inflation rate for the principal countries ranging from 3% to 5% at December 31, 2010, 2009, and 2008.

•	An annuity inflation rate for the principal countries ranging from 2% to 5% at December 31, 2010 and 2009, and from 2% to 3% at December 31, 2008.

•	A weighted average long-term healthcare cost inflation rate of 4.51% at December 31, 2010, 4.34% at December 31, 2009, and 4.53% at December 31, 2008, applied to post-employment benefits.

•	Inflation rate assumptions, as shown in the table below:

Inflation rate	2010	2009	2008
– Euro zone	2%	2%	2%
– United States	2.75%	3%	3%
– United Kingdom	3.25%	3.1%	3.1%

•	Discount rates used to determine the present value of defined benefit obligations at the balance sheet date, as shown in the table below:

	Pensions and other long-term benefits				Other post-employment benefits
	Year ended December 31				Year ended December 31
Discount rate	2010		2009	2008	2010	2009	2008
Weighted average for all regions:	4.97%		5.34%	5.98%	5.45%	5.76%	6.01%
– Euro zone	4.25% or 4.75%	(1)	4.5% or 5.25%	5.75% or 6%	4.75%	5.25%	6%
– United States	5.5%		5.75%	6%	5.5%	5.75%	6%
– United Kingdom	5.5%		5.75%	6.5%	5.5%	5.75%	6.5%

(1)	Depends on the term of the plan: 4.25% medium-term, 4.75% long-term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The discount rates used are based on market rates for high quality corporate bonds (AA) the term of which approximates that of the expected benefit payments of the plans. The principal benchmark indices used are the Iboxx Corporate € index for the euro zone, the Iboxx Corporate £ index for the United Kingdom, and the Citigroup Pension Liability Index for the United States.

Sensitivity analysis of pension plans and other post-employment benefits in the principal countries shows that a 0.5% reduction in discount rates would increase the Group’s obligation by approximately €560 million, of which approximately €160 million would relate to the United Kingdom, €160 million to Germany, €120 million to France and €120 million to the United States.

•

Assumptions about the expected long-term rates of return for plan assets. The majority of fund assets are invested in Germany, the United States and the United Kingdom. The expected long-term rates of return used are as follows:

	Pensions and other long-term benefits			Other post-employment benefits
	Year ended December 31			Year ended December 31
Expected long-term rate of return on plan assets	2010	2009	2008	2010	2009	2008
Range of rates of return:	1.7% – 14%	2% – 13.5%	2.5% – 13.5%	7.5%	8%	8%
Weighted average for all regions:	6.48%	6.86%	6.97%	7.5%	8%	8%
– Germany	6.25%	6.75%	6.75%	—	—	—
– United States	7.5%	8%	8%	7.5%	8%	8%
– United Kingdom	6.25%	6.5%	7%	—	—	—

The average long-term rates of return on plan assets were determined on the basis of actual long-term rates of return in the financial markets. These returns vary according to the asset category (equities, bonds, real estate, other). As a general rule, sanofi-aventis applies the risk premium concept in assessing the return on equities relative to bond yields.

An analysis of the sensitivity of the benefit cost to changes in the expected long-term rate of return on plan assets shows that a 0.5% reduction in the rate of return would increase the benefit cost by approximately €30 million.

The weighted average allocation of funds invested in Group pension plans is shown below:

	Funds invested
Asset category (percentage)	2010	2009	2008
Equities	50%	51%	46%
Bonds	47%	46%	49%
Real estate	2%	1%	2%
Cash	1%	2%	3%
Total	100%	100%	100%

The target allocation of funds invested as of December 31, 2010 is not materially different from the actual allocation as of December 31, 2009 and December 31, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The table below reconciles the net obligation in respect of the Group’s pension plans and other employee benefits with the amounts recognized in the consolidated financial statements:

	Pensions and other long-term benefits				Other post-employment benefits (healthcare cover)
(€ million)	2010		2009	2008	2010	2009	2008
Valuation of obligation:
Beginning of period	8,924		7,742	8,481	376	368	339
Service cost	240		218	228	14	16	12
Contributions from plan members	5		4	4	—	—	—
Interest cost	454		446	435	22	21	19
Actuarial (gain)/loss	593		759	(579)	22	1	5
Plan amendments	15		219	71	—	—	—
Translation differences	259		64	(336)	27	(6)	8
Plan curtailments/settlements	(69)		(131)	(68)	(13)	(4)	—
Changes in scope of consolidation, transfers	(283	) (1)	145	34	1	—	2
Benefits paid	(579)		(542)	(528)	(20)	(20)	(17)
Obligation at end of period	9,559		8,924	7,742	429	376	368
Fair value of plan assets:
Beginning of period	4,876		3,957	5,362	44	41	51
Expected return on plan assets	347		278	362	4	3	4
Difference between actual and expected return on plan assets	252		547	(1,348)	3	6	(12)
Translation differences	185		49	(270)	4	(2)	2
Contributions from plan members	5		4	4	—	—	—
Employer’s contributions	400		405	175	1	1	—
Plan settlements	(1)		(5)	(2)	—	—	—
Changes in scope of consolidation, transfers	5		—	25	—	—	—
Benefits paid	(408)		(359)	(351)	(5)	(5)	(4)
Fair value of plan assets at end of period	5,661		4,876	3,957	51	44	41
Net amount shown in the balance sheet:
Net obligation	3,898		4,048	3,785	378	332	327
Unrecognized past service cost	(45)		(49)	(55)	7	6	6
Effect of asset ceiling	1		2	4	—	—	—
Net amount shown in the balance sheet	3,854		4,001	3,734	385	338	333
Amounts recognized in the balance sheet:
Pre-funded obligations (see Note D.7.)	(4)		(3)	(1)	—	—	—
Obligations provided for (2)	3,858		4,004	3,735	385	338	333
Net amount recognized	3,854		4,001	3,734	385	338	333
Benefit cost for the period:
Service cost	240		218	228	14	16	12
Interest cost	454		446	435	22	21	19
Expected return on plan assets	(347)		(278)	(362)	(4)	(3)	(4)
Amortization of past service cost	20		224	42	—	—	—
Recognition of actuarial (gains)/losses	44		38	(38)	—	—	—
Effect of plan curtailments	(69)		(122)	(38)	(13)	(4)	—
Effect of plan settlements	—		(3)	(27)	—	—	—
Benefit cost for the period	342		523	240	19	30	27

(1)

Includes a reduction of €322 million in respect of social security charges and “Fillon” levies due on early retirement plans in France, which were provided for as part of the pension obligation at December 31, 2009 but were reclassified as restructuring provisions at December 31, 2010; these provisions also include the portion relating to annuities (see Note D.19.2.).

(2)

Long-term benefits awarded to employees prior to retirement (mainly discretionary bonuses, long service awards and deferred compensation plans) accounted for €445 million of these obligations at December 31, 2010, €371 million at December 31, 2009, and €346 million at December 31, 2008. The expense associated with these obligations totaled €106 million in 2010, €84 million in 2009, and €31 million in 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Actuarial gains and losses on pensions and other post-employment benefits break down as follows:

(€ million)	2010	2009	2008	2007	2006
Actuarial gain/(loss) arising during the period (1)	(360)	(207)	(786)	289	359
Comprising:
• gain/(loss) on experience adjustments	169	531	(1,326)	(135)	126
• gain/(loss) on changes in assumptions (2)	(529)	(738)	540	424	233
Breakdown of experience adjustments:
• gain/(loss) on plan assets (3)	255	553	(1,360)	(160)	191
• gain/(loss) on obligations	(86)	(22)	34	25	(65)
Amount of obligations at the balance sheet date	9,988	9,300	8,110	8,820	9,508
Fair value of plan assets at the balance sheet date	5,712	4,920	3,998	5,413	5,631

(1)

For 2010, comprises a loss of €316 million recognized in equity (see Note D.15.7.) and a loss of €44 million taken directly to the income statement; for 2009, comprises a loss of €169 million recognized in equity (see Note D.15.7.) and a loss of €38 million taken directly to the income statement.

(2)	Changes in assumptions relate mainly to changes in discount rates.
(3)	Experience adjustments are due to trends in the financial markets.

The net pre-tax actuarial loss recognized directly in equity (excluding associates, joint ventures and Merial) was €1,459 million at December 31, 2010, versus €1,143 million at December 31, 2009 and €974 million at December 31, 2008.

As of December 31, 2010, the present value of obligations in respect of pensions and similar benefits under wholly or partially funded plans was €7,589 million, and the present value of unfunded obligations was €1,969 million (versus respectively, €6,897 million and €2,027 million at December 31, 2009, and €5,924 million and €1,817 million at December 31, 2008).

In Germany, sanofi-aventis is a member of a Pensionskasse multi-employer plan. This is a defined-benefit plan accounted for as a defined-contribution plan in accordance with the accounting policy described in Note B.23. Plan contributions cover the current level of annuities. However, the obligation arising from future increases in annuity rates is recognized as part of the overall pension obligation; it amounted to €487 million at December 31, 2010, €449 million at December 31, 2009, and €393 million at December 31, 2008.

The table below shows the sensitivity of (i) the benefit cost recognized in the consolidated income statement, and (ii) the obligation in the consolidated balance sheet, to changes in healthcare costs associated with other post-employment benefits.

(€ million)	Sensitivity of assumptions 2010
1% increase in healthcare costs
• Impact on benefit cost for the period	3
• Impact on obligation in the balance sheet	37
1% reduction in healthcare costs
• Impact on benefit cost for the period	(3)
• Impact on obligation in the balance sheet	(29)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The total cost of pensions and other benefits, which amounted to €361 million in 2010, is split as follows:

(€ million)	Year ended December 31, 2010		Year ended December 31, 2009
• Cost of sales	121		111
• Research and development expenses	98		98
• Selling and general expenses	155		195
• Other operating expenses	51		59
• Financial expenses (1)	9		13
• Restructuring costs	(73	) (2)	77
Total	361		553

(1)

This line comprises actuarial gains and losses on deferred compensation plans funded by assets recognized under the fair value option (see Note D.7.). These actuarial gains and losses are offset by changes in the fair value of those assets.

(2)	Impact of plan curtailments following the redundancy programs announced in 2010 (see Note D.19.2.).

The total cost of pensions and other benefits (excluding the effect of plan curtailments and settlements) for 2008 was €332 million, split as follows:

•	Cost of sales: €91 million

•	Research and development expenses: €61 million

•	Selling and general expenses: €180 million

The table below shows the expected cash outflows on pensions and other post-employment benefits over the next ten years:

(€ million)	Pensions and other benefits
Estimated employer’s contribution in 2011	281
Estimated benefit payments:
2011	575
2012	572
2013	607
2014	610
2015	646
2016 through 2020	3,449

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.19.2. Restructuring provisions

The table below shows movements in restructuring provisions classified in non-current liabilities and current liabilities:

(€ million)	December 31, 2010		December 31, 2009	December 31, 2008
Balance, beginning of period	1,018		678	395
of which:
• Classified in non-current liabilities	257		366	188
• Classified in current liabilities	761		312	207
Change in provisions recognized in profit or loss for the period	1,073		837	510
Provisions utilized	(839)		(388)	(228)
Transfers	322	(1)	(110)	(3)
Unwinding of discount	27		3	5
Translation differences	10		(2)	(1)
Balance, end of period	1,611		1,018	678
of which:
• Classified in non-current liabilities	1,017		257	366
• Classified in current liabilities	594		761	312

(1)	Reclassification of social security charges and “Fillon” levies relating to early retirement plans in France (see Note D.19.1.).

Provision for employee termination benefits at December 31, 2010 amounted to €1,265 million, mainly covering the redundancy programs announced as part of the adaptation of sales forces, R&D and industrial operations in France, the United States, and some other European countries. The provision relating to France (€889 million at December 31, 2010) mainly comprises the present value of gross annuities under early retirement plans not outsourced as of that date, plus social security charges and “Fillon” levies on those annuities and on outsourced annuities. The average residual period of carry under these plans as of December 31, 2010 was 3.6 years. The amount of premium paid in connection with the outsourcing of annuities during 2010 was €241 million.

The timing of future termination benefit payments is as follows:

	Year ended December 31, 2010
	Benefit payments by period
(€ million)	Total	Less than 1 year	From 1 to 3 years	From 3 to 5 years	More than 5 years
Employee termination benefits
– France	889	233	263	217	176
– Other countries	376	226	127	13	10
Total	1,265	459	390	230	186

Movements during 2010 recognized in profit or loss for the period mainly comprise expenses relating to measures taken to adapt chemical industrial activities in France, and sales and R&D functions in Western Europe and North America. This item also includes a remeasurement of previously-recognized obligations under early retirement plans following the pension reforms in France. Movements in restructuring provisions during 2010 also include the job protection guarantee made to Covance in connection with the divestment of the Alnwick and Porcheville sites (see Note D.27).

An analysis of restructuring costs by type is provided in Note D.27.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.19.3. Other provisions

Other provisions include provisions for environmental, tax, commercial and product liability risks, and for litigation.

(€ million)	December 31, 2010	December 31, 2009	December 31, 2008
Tax exposures	2,228	2,009	1,770
Environmental risks and remediation	781	695	589
Product liability risks, litigation and other	951	829	725
Total	3,960	3,533	3,084

Provisions for tax exposures are recorded if the Group is exposed to a probable risk resulting from a tax position adopted by the Group or a subsidiary, and the risk has been quantified at the balance sheet date.

Provisions for “Environmental risks and remediation” mainly relate to contingencies arising from business divestments. The movement during 2010 includes €105 million charged to restructuring costs in connection with the adaptation of chemical industrial facilities in France (see Note D.27.).

Identified environmental risks are covered by provisions estimated on the basis of the costs sanofi-aventis believes it will be obliged to meet over a period not exceeding (other than in exceptional cases) 30 years. Sanofi-aventis expects that €119 million of these provisions will be utilized in 2011 and €386 million over the period from 2012 through 2015.

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

D.19.4. Other current liabilities

Other current liabilities break down as follows:

(€ million)	December 31, 2010	December 31, 2009	December 31, 2008
Taxes payable	785	631	664
Employee-related liabilities	1,411	1,458	1,366
Restructuring provisions (see Note D.19.2.)	594	761	312
Interest rate derivatives (see Note D.20.)	3	62	—
Currency derivatives (see Note D.20.)	104	119	249
Amounts payable for acquisitions of non-current assets	267	251	292
Other liabilities	2,460	2,087	1,838
Total	5,624	5,369	4,721

This item includes the current portion of provisions for litigation, sales returns and other risks; amounts due to associates and joint ventures (see Note D.6.) and amounts due to governmental agencies and the healthcare authorities (see Note D.23.).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.20. Derivative financial instruments and market risks

The table below shows the fair value of derivative instruments as of December 31, 2010:

(€ million)	Non-current assets	Current assets	Total assets	Non- current liabilities	Current liabilities	Total liabilities	Fair value at Dec. 31, 2010 (net)	Fair value at Dec. 31, 2009 (net)	Fair value at Dec. 31, 2008 (net)
Currency derivatives	—	27	27	(27)	(104)	(131)	(104)	132	139
• operational	—	14	14	—	(41)	(41)	(27)	(46)	201
• financial	—	13	13	(27)	(63)	(90)	(77)	178	(62)
Interest rate derivatives	220	1	221	—	(3)	(3)	218	7	(22)
Total	220	28	248	(27)	(107)	(134)	114	139	117

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

Sanofi-aventis performs periodic reviews of its transactions and contractual agreements in order to identify any embedded derivatives, which are accounted for separately from the host contract in accordance with IAS 39. As of December 31, 2010, sanofi-aventis had no material embedded derivatives.

Counterparty risk

As of December 31, 2010, all currency and interest rate hedges were contracted with leading banks, and no single counterparty accounted for more than 12% of the notional amount of the Group’s overall currency and interest rate positions.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The table below shows operational currency hedging instruments in place as of December 31, 2010, with the notional amount translated into euros at the relevant closing exchange rate.

December 31, 2010			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	2,444	(25)	—	—	—	2,444	(25)
• of which U.S. dollar	1,380	(12)	—	—	—	1,380	(12)
• of which Russian rouble	248	(7)	—	—	—	248	(7)
• of which Japanese yen	202	(4)	—	—	—	202	(4)
• of which Pound sterling	95	2	—	—	—	95	2
• of which Australian dollar	60	(1)	—	—	—	60	(1)
Forward currency purchases	257	(2)	—	—	—	257	(2)
• of which Hungarian forint	84	(1)	—	—	—	84	(1)
• of which U.S. dollar	51	(1)	—	—	—	51	(1)
• of which Canadian dollar	31	—	—	—	—	31	—
• of which Russian rouble	30	—	—	—	—	30	—
• of which Japanese yen	18	—	—	—	—	18	—
Total	2,701	(27)	—	—	—	2,701	(27)

As of December 31, 2010, none of these instruments had an expiry date after March 31, 2011.

These positions mainly hedge material future foreign-currency cash flows arising after the balance sheet date in relation to transactions carried out during the year ended December 31, 2010 and recognized in the balance sheet at that date. Gains and losses on hedging instruments (forward contracts) are calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Consequently, the commercial foreign exchange gain or loss to be recognized on these items (hedges and hedged instruments) in 2011 is not expected to be material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The table below shows operational currency hedging instruments in place as of December 31, 2009, with the notional amount translated into euros at the relevant closing exchange rate.

December 31, 2009			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	2,800	(51)	583	(7)	(7)	2,217	(44)
• of which U.S. dollar	1,757	(41)	367	(5)	(5)	1,390	(36)
• of which Japanese yen	269	1	150	(1)	(1)	119	2
• of which Russian rouble	132	(4)	—	—	—	132	(4)
• of which Pound sterling	111	—	—	—	—	111	—
• of which Hungarian forint	104	(1)	—	—	—	104	(1)
Forward currency purchases	377	6	—	—	—	377	6
• of which Hungarian forint	114	3	—	—	—	114	3
• of which U.S. dollar	69	—	—	—	—	69	—
• of which Pound sterling	68	1	—	—	—	68	1
• of which Canadian dollar	42	1	—	—	—	42	1
• of which Swiss franc	20	—	—	—	—	20	—
Put options purchased	448	14	20	1	—	428	13
• of which U.S. dollar	278	8	—	—	—	278	8
Call options written	881	(17)	20	(1)	—	861	(16)
• of which U.S. dollar	555	(10)	—	—	—	555	(10)
Put options written	278	(8)	—	—	—	278	(8)
• of which U.S. dollar	278	(8)	—	—	—	278	(8)
Call options purchased	555	10	—	—	—	555	10
• of which U.S. dollar	555	10	—	—	—	555	10
Total	5,339	(46)	623	(7)	(7)	4,716	(39)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The table below shows operational currency hedging instruments in place as of December 31, 2008, with the notional amount translated into euros at the relevant closing exchange rate.

December 31, 2008			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	3,305	219	1,562	121	123	1,743	98
• of which U.S. dollar	2,461	182	1,358	108	111	1,103	74
• of which Japanese yen	191	(5)	95	3	2	96	(8)
• of which Russian rouble	134	15	—	—	—	134	15
• of which Pound sterling	104	6	—	—	—	104	6
• of which Saudi Arabian riyal	58	5	4	—	—	54	5
• of which Polish zloty	53	6	33	5	6	20	1
Forward currency purchases	601	(11)	—	—	—	601	(11)
• of which Hungarian forint	175	(1)	—	—	—	175	(1)
• of which U.S. dollar	140	3	—	—	—	140	3
• of which Pound sterling	75	(6)	—	—	—	75	(6)
• of which Russian rouble	72	(6)	—	—	—	72	(6)
• of which Canadian dollar	51	(1)	—	—	—	51	(1)
Put options purchased	24	—	2	—	—	22	—
Call options written	48	(7)	2	—	—	46	(7)
Total	3,978	201	1,566	121	123	2,412	80

b) Currency and interest rate derivatives used to manage financial risk exposures

Cash pooling arrangements for foreign subsidiaries outside the euro zone, and some of the Group’s financing activities, expose certain entities to financial foreign exchange risk. This is the risk of changes in the value of borrowings and loans denominated in a currency other than the functional currency of the borrower or lender. This risk is hedged by currency swaps or forward contracts, and mainly affects the sanofi-aventis parent company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The table below shows instruments used to manage financial risk exposures as of December 31, 2010, with the notional amount translated into euros at the relevant closing exchange rate.

	2010			2009			2008
(€ million)	Notional amount	Fair value	Expiry	Notional amount	Fair value	Expiry	Notional amount	Fair value	Expiry
Forward currency purchases	2,086	(13)	—	6,760	185	—	8,492	(40)	—
• of which U.S. dollar	814	(8)	2011	5,634	180	2010	7,538	(26)	2009
• of which Pound sterling	565	(11)	2011	433	2	2010	235	(4)	2009
• of which Japanese yen	169	—	2011	121	(2)	2010	105	—	2009
Forward currency sales	2,728	(64)	—	3,169	(7)	—	1,954	(22)	—
• of which Japanese yen	904	(24)	2011	837	18	2010	665	(7)	2009
• of which U.S. dollar	862	(26)	2012	1,634	(28)	2010	1,043	(23)	2009
• of which Czech koruna	359	(7)	2011	394	7	2010	22	1	2009
Total	4,814	(77)		9,929	178		10,446	(62)

These forward contracts generate a net financial foreign exchange gain or loss arising from the interest rate gap between the hedged currency and the euro, given that the foreign exchange gain or loss on the foreign-currency liabilities and receivables is offset by the change in the intrinsic value of the hedging instruments. In addition, the Group may hedge some future foreign-currency cash flows relating to investment or divestment transactions.

The Group’s interest rate exposure arises from (i) fixed-rate debt (primarily bond issues), the fair value of which moves in line with fluctuations in market interest rates; and (ii) floating-rate or adjustable-rate debt and cash investments (credit facilities, commercial paper, floating rate notes, funds placed in collective investment schemes), on which interest outflows and inflows are exposed to fluctuations in benchmark rates (principally Eonia, U.S. Libor and Euribor). To reduce the cost and/or volatility of its short-term and medium-term debt, we use interest rate swaps, cross-currency swaps, and in certain circumstances interest rate options (purchases of caps, or combined purchases of caps and sales of floors) that alter the fixed/floating structure of our debt.

During 2010, sanofi-aventis contracted hedges of net investments in foreign operations relating to financial assets in U.S. dollars ($3,672 million) and in Canadian dollars (CAD 405 million). These hedges had expired as of December 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The table below shows instruments of this type in place at December 31, 2010:

	Notional amounts by expiry date as of December 31, 2010							Of which derivatives designated as fair value hedges		Of which derivatives designated as cash flow hedges
(€ million)	2011	2012	2013	2015	2016	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
pay floating (1) / receive 2.73%	—	—	—	—	500	500	12	500	12	—	—	—
Cross currency Swaps
– pay € floating (2) / receive JPY floating (3)	—	—	92	—	—	92	47	—	—	—	—	—
– pay € 4.89% / receive CHF 3.26%	—	180	—	—	—	180	41	—	—	180	41	1
– pay € 4.87% / receive CHF 3.38%	—	—	—	244	—	244	82	—	—	244	82	6
– pay € floating (2) / receive CHF 3.26%	—	167	—	—	—	167	38	167	38	—	—	—
Currency swaps
– pay € / receive USD (4)	489	—	—	—	—	489	(2)	—	—	—	—	—
Total	489	347	92	244	500	1,672	218	667	50	424	123	7

(1)	Floating: benchmark rate 1-month Euribor
(2)	Floating: benchmark rate 3-month Euribor
(3)	Floating: benchmark rate 3-month Libor JPY
(4)	Swaps on U.S. commercial paper

The table below shows instruments of this type in place at December 31, 2009:

	Notional amounts by expiry date as of December 31, 2009						Of which derivatives designated as fair value hedges		Of which derivatives designated as cash flow hedges
(€ million)	2010	2012	2013	2015	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
Pay floating (1) / receive 1.27%	1,000	—	—	—	1,000	2	1,000	2	—	—	—
Cross currency swaps
– pay € floating (2) / receive £ 5.50%	299	—	—	—	299	(62)	299	(62)	—	—	—
– pay € floating (2) / receive JPY floating (3)	—	—	92	—	92	21	—	—	—	—	—
– pay € floating (4) / receive CHF 2.75%	122	—	—	—	122	16	122	16	—	—	—
– pay € 4.89% / receive CHF 3.26%	—	180	—	—	180	3	—	—	180	3	(2)
– pay € 4.87% / receive CHF 3.38%	—	—	—	244	244	23	—	—	244	23	(2)
– pay € floating (2) / receive CHF 3.26%	—	167	—	—	167	4	167	4	—	—	—
Total	1,421	347	92	244	2,104	7	1,588	(40)	424	26	(4)

(1)	Floating: benchmark rate 1-month Euribor
(2)	Floating: benchmark rate 3-month Euribor
(3)	Floating: benchmark rate 3-month Libor JPY
(4)	Floating: benchmark rate 6-month Euribor

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The table below shows instruments of this type in place at December 31, 2008:

	Notional amounts by expiry date as of December 31, 2008							Of which derivatives designated as fair value hedges		Of which derivatives designated as cash flow hedges
(€ million)	2009	2010	2012	2013	2015	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
Pay € 3.69% / receive € floating (1)	—	1,000	—	—	—	1,000	(12)	—	—	1,000	(12)	(14)
Cross currency swaps
– pay € floating (1) /receive £ 5.50%	—	299	—	—	—	299	(74)	299	(74)	—	—	—
– pay € floating (1) /receive JPY 0.22%	116	—	—	—	—	116	33	116	33	—	—	—
– pay € floating (1) / receive JPY floating (2)	—	—	—	92	—	92	27	—	—	—	—	—
– pay € floating (3) / receive CHF 2.75%	—	122	—	—	—	122	16	122	16	—	—	—
– pay € 4.89% / receive CHF 3.26%	—	—	180	—	—	180	5	—	—	180	5	—
– pay € 4.87% / receive CHF 3.38%	—	—	—	—	244	244	23	—	—	244	23	(1)
Currency swaps
– pay €/ receive USD (4)	718	—	—	—	—	718	(40)	—	—	—	—	—
Total	834	1,421	180	92	244	2,771	(22)	537	(25)	1,424	16	(15)

(1)	Floating: benchmark rate 3-month Euribor
(2)	Floating: benchmark rate 3-month Libor JPY
(3)	Floating: benchmark rate 6-month Euribor
(4)	Swaps on U.S. commercial paper

The change in the structure of the Group’s debt arising from these financial instruments is described in Note D.17., which also includes an analysis of the Group’s sensitivity to interest rates.

D.20.2. Equity derivatives

The Group did not hold any equity derivatives as of December 31, 2010, December 31, 2009 or December 31, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.21. Off balance sheet commitments

D.21.1. Off balance sheet commitments relating to operating activities

The Group’s off balance sheet commitments (excluding Merial, see Note D.8.1.) comprise:

December 31, 2010	Payments due by period
(€ million)	Total	Under 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
• Operating lease obligations	1,291	260	337	217	477
• Irrevocable purchase commitments (1)
– given	2,658	1,566	498	207	387
– received	(176)	(74)	(35)	(16)	(51)
• Research and development license agreements
– future service commitments (2)	1,073	199	312	252	310
– potential milestone payments (3)	2,015	101	378	238	1,298
Total	6,861	2,052	1,490	898	2,421

(1)	These comprise irrevocable commitments to suppliers of (i) property, plant and equipment, net of down payments (see Note D.3.) and (ii) goods and services.
(2)	Future service commitments relating to research and development license agreements mainly comprise research financing commitments, but also include consideration for access to technologies.
(3)

This line includes all potential milestone payments on projects regarded as reasonably possible, i.e. on projects in the development phase. Payments contingent upon the attainment of sales targets once a product is on the market are excluded.

Operating leases

Sanofi-aventis leases certain of its properties and equipment used in the ordinary course of business under operating leases. Future minimum lease payments due under non-cancelable operating leases at December 31, 2010 amounted to €1,291 million (€1,197 million at December 31, 2009; €1,192 million at December 31, 2008).

Total rental expense recognized in the year ended December 31, 2010 was €264 million (€273 million in the year ended December 31, 2009; €282 million in the year ended December 31, 2008).

Research and development license agreements

In pursuance of its strategy, sanofi-aventis may acquire technologies and rights to products. Such acquisitions may be made in various contractual forms: acquisitions of shares, loans, license agreements, joint development, and co-marketing. These contracts usually involve upfront payments on signature of the agreement, development milestone payments, and royalties. Some of these complex agreements include undertakings to finance research programs in future years and payments contingent upon specified development milestones, the granting of approvals or licenses, or the attainment of sales targets once a product is on the market.

The item “Research and development license agreements” comprises future service commitments to finance research and development or technology, and potential milestone payments regarded as reasonably possible (i.e. all potential milestone payments relating to projects in the development phase). This item excludes projects in the research phase (€4.1 billion in 2010) and payments contingent upon the attainment of sales targets once a product is on the market (€3.3 billion in 2010).

The main collaboration agreements relating to development projects in the Pharmaceuticals segment are described below. Potential milestone payments relating to development projects under these agreements amounted to €1.4 billion in 2010.

•	In June 2010, sanofi-aventis and Metabolex signed a global license agreement for MBX-2982, an oral agent for the treatment of type 2 diabetes.

•	In May 2010, sanofi-aventis signed a license agreement with Glenmark Pharmaceuticals S.A. (GPSA), a wholly-owned subsidiary of Glenmark Pharmaceuticals Limited India (GLP).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

•

In April 2010, sanofi-aventis signed a global license agreement with CureDM Group Holdings, LLC (CureDM) for PancreateTM, a novel human peptide which could restore a patient’s ability to produce insulin and other pancreatic hormones in both type 1 and type 2 diabetes.

•

In December 2009, sanofi-aventis and the U.S. biotechnology company Alopexx Pharmaceuticals (LLC) simultaneously signed (i) a collaboration agreement, and (ii) an option for a license on an antibody for the prevention and treatment of infections originating in the bacterium that causes plague and other serious infections.

•

End September 2009, sanofi-aventis and Merrimack Pharmaceuticals Inc. signed an exclusive global licensing and collaboration agreement covering the MM-121 molecule for the management of solid malignancies.

•

In May 2009, sanofi-aventis signed a global license agreement with Exelixis, Inc. for XL147 and XL765, and simultaneously signed an exclusive research collaboration agreement for the discovery of inhibitors of Phosphoinositide-3-Kinase (PI3K) for the management of malignant tumors.

•

In September 2003, sanofi-aventis signed a collaboration agreement in oncology with Regeneron Pharmaceuticals, Inc. (Regeneron) to develop the Vascular Endothelial Growth Factor (VEGF) Trap program. Sanofi-aventis will pay 100% of the development costs of the VEGF Trap. Once a VEGF Trap product starts to be marketed, Regeneron will repay 50% of the development costs (originally paid by sanofi-aventis) in accordance with a formula based on Regeneron’s share of the profits.

•

In November 2007, sanofi-aventis signed a collaboration agreement with Regeneron to discover, develop and commercialize fully-human therapeutic antibodies. This agreement was broadened, and its term extended, on November 10, 2009. Under the terms of the development agreement, sanofi-aventis committed to fund 100% of the development costs of Regeneron’s antibody research program until 2017. Once a product begins to be marketed, Regeneron will repay out of its profits (provided they are sufficient) half of the development costs borne by sanofi-aventis.

Sanofi-aventis has also entered into the following major agreements, which are currently in a less advanced research phase:

•

December 2010: a global licensing and patent transfer agreement with Ascendis Pharma (Ascendis) on the proprietary Transcon Linker and Hydrogel Carrier technology developed by Ascendis for precise, time-controlled release of therapeutic active ingredients into the body. The agreement will enable sanofi-aventis to develop, manufacture and commercialize products combining this technology with active molecules for the treatment of diabetes and related disorders.

•

December 2010: alliance with Avila TherapeuticsTM Inc. (Avila) to discover target covalent drugs for the treatment of cancers, directed towards six signaling proteins that are critical in tumor cells. Under the terms of the agreement, sanofi-aventis will have access to Avila’s proprietary AvilomicsTM platform offering “protein silencing” for these pathogenic proteins.

•

December 2010: an exclusive global licensing option with Oxford BioTherapeutics for three existing antibodies, plus a research and collaboration agreement to discover and validate new targets in oncology.

•

September 2010: alliance with the Belfer Institute of Applied Cancer Science at the Dana-Farber Cancer Institute (DFCI) to identify novel targets in oncology for the development of new therapeutic agents directed towards these targets and their associated biomarkers. Under the terms of the agreement, sanofi-aventis will have access to the Belfer Institute’s anticancer target identification and validation platform and to its translational medicine resources. Sanofi-aventis also has an option over an exclusive license to develop, manufacture and commercialize novel molecules directed towards the targets identified and validated under this research collaboration.

•

June 2010: alliance with Regulus Therapeutics Inc. to discover, develop and commercialize novel micro-RNA therapeutics, initially in fibrosis. Sanofi-aventis also received an option, which if exercised, would provide access to the technology to develop and commercialize other micro-RNA based therapeutics, beyond the first four targets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

•

June 2010: exclusive global collaboration and license agreement with Ascenta Therapeutics, a U.S. biopharmaceutical company, on a number of molecules that could restore apoptosis (cell death) in tumor cells.

•	October 2009: agreement with Micromet, Inc. to develop a BiTE® antibody against a tumor antigen present at the surface of carcinoma cells.

•

May 2009: collaboration and licensing agreement with Kyowa Hakko Kirin Co., Ltd., under which sanofi-aventis obtained the worldwide rights to the anti-LIGHT fully human monoclonal antibody. This anti-LIGHT antibody is presently at preclinical development stage, and is expected to be first-in-class in the treatment of ulcerative colitis and Crohn’s disease.

Sanofi Pasteur has entered into a number of collaboration agreements. Milestone payments relating to development projects under those agreements amounted to €0.3 billion in 2010.

In December 2009, sanofi pasteur signed a donation letter to the World Health Organization (WHO). The terms of the agreement committed sanofi pasteur to donate 10% of its future output of vaccines against A(H1N1), A(H5N1) or any other influenza strain with pandemic potential, up to a maximum of 100 million doses. Since this agreement was put in place, sanofi pasteur has already donated to the WHO some of the doses covered by the commitment.

D.21.2. Off balance sheet commitments related to the financing of the Group

Credit facilities

The table below shows undrawn credit facilities by maturity:

December 31, 2010	Undrawn amounts by expiry date
(€ million)	Total	Under 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
General-purpose facilities	12,238	245	5,755	6,238	—
Acquisition facilities available in connection with the Genzyme acquisition (1)	11,226	11,226	—	—	—
Total	23,464	11,471	5,755	6,238	—

(1)	The maturities shown reflect the latest possible drawdown date of each facility (see Note D.17.).

Guarantees

Guarantees given and received (mainly surety bonds) are as follows:

(€ million)	2010	2009	2008
Guarantees given	2,558	2,358	1,524
Guarantees received	(185)	(171)	(218)

D.21.3. Off balance sheet commitments relating to the scope of consolidation

Merial

On March 8, 2010, sanofi-aventis exercised its contractual right to combine Merial with Intervet/Schering-Plough, Merck’s animal health business, to form a new joint venture equally owned by Merck and sanofi-aventis. Formation of the new joint venture is subject to signature of final agreements, antitrust review in the United States, Europe and other countries, and other customary closing conditions. Merial and Intervet/Schering-Plough will continue to operate independently until closing of the transaction, which is expected to take place during 2011. Sanofi-aventis will be required to make a true-up payment of $250 million to Merck to establish parity in the joint venture, in addition to the $750 million payment stipulated in the agreement signed on July 29, 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

For a description of the treatment of Merial in the consolidated financial statements of sanofi-aventis for the year ended December 31, 2010, refer to Note D.8.1.

Genzyme

On January 24, 2011, sanofi-aventis extended to February 15, 2011 its tender offer for all outstanding shares of common stock of Genzyme Corporation at $69.00 per share, net to the seller in cash, without interest and less any required withholding taxes. The offer amounts to approximately $18.5 billion. The tender offer was originally made on October 4, 2010, and was initially due to expire on December 10, 2010.

BMP Sunstone

On October 28, 2010, sanofi-aventis and BMP Sunstone Corporation signed an agreement under which sanofi-aventis was to acquire BMP Sunstone for $10.00 per share in cash, equivalent to a total consideration of $520.6 million on a fully-diluted basis. Under the terms of the agreement, BMP Sunstone would be merged into a wholly-owned subsidiary of sanofi-aventis. This acquisition would enable sanofi-aventis to reinforce its consumer health operations in China, building on BMP Sunstone’s substantial positions in coughs, colds, and women’s health.

Closing of this transaction is expected in February 2011.

For disclosures about the maximum amount of contingent consideration payable in connection with completed business combinations, refer to Note D.18.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

based upon currently available information. However, given the inherent uncertainties related to these cases and involved in estimating contingent liabilities, we could in the future incur judgments that could have a material adverse effect on our net income in any particular period.

Long term provisions other than provisions for pensions and other long-term benefits and restructuring provisions are disclosed in Note D.19.3.

•

Provisions for product liability risks, litigation and other amount to €951 million in 2010. These provisions are mainly related to product liabilities, government investigations, competition law, regulatory claims, warranties in connection with certain contingent liabilities arising from business divestitures other than environmental matters and other claims.

•	Provisions for environmental risks and remediation amount to €781 million in 2010, the majority of which are related to contingencies that have arisen from business divestitures.

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

The principal ongoing legal and arbitral proceedings are described below:

a) Products

•  Sanofi Pasteur Hepatitis B Vaccine Product Litigation

Since 1996, more than 180 lawsuits have been filed in various French civil courts against Sanofi Pasteur SA and/or Sanofi Pasteur MSD S.N.C., the former French subsidiary of sanofi-aventis, and the latter a joint-venture company with Merck & Co., Inc. In such lawsuits, the plaintiffs allege that they suffer from a variety of neurological disorders and autoimmune diseases, including multiple sclerosis and Guillain-Barré syndrome as a result of receiving the hepatitis B vaccine. The French Supreme Court (Cour de Cassation), in July 2009, upheld a decision of the Court of Appeal of Lyon ordering Sanofi Pasteur MSD S.N.C. to pay damages of €120,000 to a claimant whose multiple sclerosis appeared shortly after her vaccination against the hepatitis B virus; however, in September 2009 and in November 2010, the Cour de Cassation upheld decisions of the Court of Appeal of Metz and Paris respectively, rejecting claims alleging such causal link. Nevertheless, it is difficult to provide an opinion on the evolution and final outcome of these cases. A number of claims remain to be adjudicated and there can be no assurance that cases decided to date will be representative of future decisions and that additional claims will not be filed in France or other countries.

In January 2008, both the legal entity Sanofi Pasteur MSD S.N.C., and a corporate officer of this company, as well as a former corporate officer of Sanofi Pasteur S.A., were placed under investigation in an ongoing criminal inquiry in France relating to alleged side effects caused by the hepatitis B vaccine.

•  Sanofi Pasteur Inc. Thimerosal Product Litigation

Since early 2001, Sanofi Pasteur Inc., a U.S. subsidiary of sanofi-aventis, has been a defendant in lawsuits filed in several federal and state courts in the United States alleging that serious personal injuries resulted from the presence of mercury in the preservative thimerosal, trace amounts of which are contained in vaccines manufactured by Sanofi Pasteur Inc.

Currently, there are 172 such cases pending. Several of the cases seek certification to proceed as class actions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Sanofi Pasteur Inc. believes that under U.S. law, all of these claims must first be filed in the U.S. Court of Federal Claims to determine whether the claim qualifies for compensation by the National Vaccine Injury Compensation Program (VICP) before the claimants may bring direct actions against the company. The U.S. Court of Federal Claims (Claims Court) has established a process designed to facilitate the handling of the almost 5,000 thimerosal claims within the VICP. The process involves a committee of petitioners’ representatives and representatives of the U.S. Department of Justice, who represent the government in the VICP. As originally planned, the process called for petitioners’ representatives to designate three “test cases” in each of the three different theories of general causation advanced by the petitioners. Hearings on two of the theories were completed in 2007 and 2008 and the petitioners decided that there was no need to proceed with the last theory.

In 2010, the U.S. Court of Appeals for the Federal Circuit affirmed the 2009 decisions of the U.S. Court of Federal Claims, in the test cases under the first of the two causation theories, which held that the petitioners failed to establish that their claimed injuries were caused by thimerosal-containing vaccines and the MMR vaccine, and no compensation was awarded to any of them under the VICP. The petitioners may choose to file civil actions against the manufacturers.

In March 2010, in the test cases under the second of the two causation theories, concerning vaccines containing only thimerosal, the U.S. Court of Federal Claims held that the petitioners failed to establish that their claimed injuries were caused by thimerosal-containing vaccines, and no compensation was awarded to any of the petitioners under the VICP. The petitioners chose not to seek re-hearings on these cases, but instead have filed elections to file civil actions against the manufacturers.

The remainder of the 172 cases are either in the preliminary response stage, in the discovery process, have been stayed pending adjudication by the Claims Court, or have pending plaintiffs’ requests for reconsideration of preliminary determinations to stay proceedings pending such adjudication by the Claims Court.

•  Agreal® Product Litigation

The Group faces administrative, criminal, and civil claims involving several hundred claimants, primarily in Spain, from women alleging that the menopause treatment Agreal® (veralipride) has caused a range of neurological and psychological harm. In the majority of the civil cases to date, the decisions have been favorable to sanofi-aventis, generally on the basis of a finding that causation was not proven by the claimants and/or that the leaflet gave adequate notice of potential side effects. A small number of the civil cases have been decided adversely to sanofi-aventis and sanofi-aventis has appealed each of these. The Administrative Court decisions (approximately 60 resolutions), issued in 2009 and 2010, have dismissed all these administrative claims. All the criminal actions submitted have been dismissed to date. Any amounts awarded to date have not been material to the Group on a consolidated basis. A number of claims remain to be adjudicated and there can be no assurance that cases decided to date will be representative of future decisions and that additional claims will not be filed in Spain or other countries.

In France approximately 85 claimants have filed a motion (référé) in order to appoint one or more expert(s) to conduct certain studies, in particular, concerning the alleged injury and causal link with the ingestion of the medication concerned. A hearing before the First Instance Court (Tribunal de Grande Instance) is scheduled to be held in February 2011.

•  Plavix® Product Litigation

Affiliates of the Group and Bristol-Myers Squibb are named in a number of individual actions seeking recovery under state law for personal injuries allegedly sustained in connection with the use of Plavix®. The actions are primarily venued in the U.S. District Court for the District of New Jersey, which had administratively stayed the proceedings pending a U.S. Supreme Court decision in the Levine case (which presented issues of federal preemption relevant to state law claims). Following the March 2009 decision rendered by the U.S. Supreme Court in this case, 23 of these cases were reactivated, while a tolling agreement (agreement which tolls

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

or suspends the running of the statute of limitations) remains in effect for additional potential plaintiffs. On October 15, 2010, an action involving multiple plaintiffs was filed in Saint Clair County, Illinois State Court, and was subsequently removed to the U.S. District Court of Illinois. This action is not subject to the above-referenced tolling agreement.

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

Following unsuccessful efforts by sanofi-aventis, Bristol-Myers Squibb and Apotex to settle the patent infringement lawsuit, on August 8, 2006, Apotex announced the launch “at risk” of its generic product in the United States. Apotex was enjoined from further marketing and sale of its generic product on August 31, 2006. After extensive litigation, the Federal Circuit Court of Appeals decision to uphold the lower U.S. District Court ruling upholding the validity and enforceability of the principal Plavix® patent was confirmed in November 2009, when the U.S. Supreme Court declined to hear the petition by Apotex in the Plavix® patent litigation.

Pursuant to Apotex’s request for a reexamination of the ‘265 Patent, in March 2010, the USPTO concluded that all of the original claims were patentable. In October 2010, the USPTO denied Apotex’s request for a second reexamination.

In parallel, sanofi-aventis and Bristol-Myers Squibb are seeking damages from Apotex, in reparation of harm caused by that company’s “at risk” marketing and sale of an infringing generic version of Plavix® in 2006. In October 2010, the U.S. District Court awarded sanofi-aventis and Bristol-Myers Squibb damages in the amount of $442,209,362, plus $107,930,857 in pre-judgment interest, as well as costs and post-judgment interest as set by statute. Apotex has secured the amount of the award by cash deposit and has filed a notice of appeal. The appeal will likely be decided in 2011.

Australia. On August 17, 2007, GenRX, a subsidiary of Apotex obtained registration of a generic clopidogrel bisulfate product on the Australian Register of Therapeutic Goods and sent notice to sanofi-aventis that it had in parallel applied to the Federal Court of Australia for an order revoking the Australian enantiomer patent claiming clopidogrel salts. On September 21, 2007, sanofi-aventis obtained a preliminary injunction from the Federal Court preventing commercial launch of this generic clopidogrel bisulfate product until judgment on the substantive issues of patent validity and infringement. In February 2008, Spirit Pharmaceuticals Pty. Ltd. also introduced a nullity action against the Australian enantiomer patent. The Spirit proceeding was consolidated with the Apotex proceeding.

On August 12, 2008, the Australian Federal Court confirmed that the claim directed to clopidogrel bisulfate was valid and infringed. Claims covering the hydrochloride, hydrobromide and taurocholate salts also were found valid. However claim 1 of the patent directed to clopidogrel and its pharmaceutical salts was found to be invalid. All parties appealed. In September 2009, the Full Federal Court of Australia held the Australian patent covering clopidogrel to be invalid. Sanofi-aventis filed an appeal with the Supreme Court in November 2009. In March 2010, the Supreme Court refused special leave to appeal. Apotex is now seeking damages for having been subject to an injunction. The case is in the early stages.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

•  Allegra® Patent Litigation

United States. Sanofi-aventis has been engaged in patent infringement actions concerning Allegra® since the first ANDA referring to this product was submitted to the FDA in 2001.

Patent infringement suits against Ranbaxy and Sandoz were dismissed in February 2007 and January 2010 respectively when each independently withdrew their respective Paragraph IV certifications and converted their respective ANDA applications for fexofenadine products to Paragraph III certifications.

Sanofi-aventis U.S. continues to be involved in ongoing U.S. patent litigation against other parties in relation to the Allegra® single entity formulation (Mylan, Dr. Reddy’s, Sun, Wockhardt and Aurolife/Aurobindo), Allegra-D® 12 Hour (Impax, Mylan, Dr. Reddy’s, Sun, and Wockhardt), Allegra® oral suspension (Actavis), as well as Allegra-D® 24 Hour (Dr. Reddy’s).

In June 2010, the United States District Court for the District of New Jersey granted a motion for a preliminary injunction brought by sanofi-aventis US and its licensor, Albany Molecular Research, Inc. (Albany), against Dr. Reddy’s Laboratories to enjoin the marketing of unlicensed generic versions of Allegra-D® 24 Hour tablets. On January 13, 2011, the District Court ruled that the claims of Albany’s U.S. Patent No. 7,390,906 are limited to the use of 98% pure para-cyclopropyl ketone compounds in the manufacture of fexofenadine. On January 28, 2011, sanofi-aventis and Albany filed a stipulation stating their objection to the District Court ruling which limited the claims of Albany’s patent as described above and stating that sanofi-aventis could not meet its burden of proving at trial infringement of the Albany patent by Dr. Reddy’s generic version of Allegra-D® 24 Hour under the District Court’s claim construction ruling. The filing of the stipulation preserves all objections of sanofi-aventis and Albany to the District Court ruling and provides for an immediate appeal to the United States Court for the Federal Circuit. On January 28, 2011, the District Court lifted the preliminary injunction prohibiting Dr. Reddy’s from commercializing its generic version of Allegra-D® 24 Hour. However, the Court also ordered that there shall be no application for a decision on the $40 million security, posted by sanofi-aventis in connection with the June 2010 preliminary injunction, without prior approval of the District Court, until after resolution by the Federal Circuit of sanofi-aventis’ appeal of the District Court’s claim construction ruling.

•  Actonel® Patent Litigation

Actonel® was originally marketed by the Alliance for Better Bone Health, an alliance between Procter & Gamble Company and P&G Pharmaceuticals (together P&G) and Aventis Pharmaceuticals Inc. (API). On October 30, 2009, P&G sold its pharmaceutical business to Warner Chilcott, succeeding to P&G’s rights and obligations in the alliance. P&G had filed a patent infringement suit in 2004 against Teva Pharmaceuticals USA in the U.S. District Court for the District of Delaware in response to Teva’s application to market a generic version of Actonel® (risedronate sodium) tablets in the United States. Sanofi-aventis is not a party to this action. On February 28, 2008, the U.S. District Court for the District of Delaware held P&G’s U.S. Patent No. 5,538,122 (the “ ‘122 Patent”) claiming the active ingredient of Actonel® to be valid and enforceable.

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

In September 2008, January and March 2009, and April 2010, P&G (Warner Chilcott) and Roche brought suit in the U.S. District Court of Delaware in response to respectively Teva’s, Sun Pharma Global’s, Apotex’s and Mylan’s applications to market a generic version of the 150mg Actonel® tablets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

•  Ramipril Canada Patent Litigation

Sanofi-aventis is involved in a number of legal proceedings involving companies which market generic Altace® (ramipril) in Canada. Notwithstanding proceedings initiated by sanofi-aventis, the following eight manufacturers: Apotex (in 2006), Teva (formerly Novopharm), Sandoz and Cobalt (in 2007), and Riva, Genpharm, Ranbaxy and Pro Doc (in 2008), obtained marketing authorizations from the Canadian Minister of Health for generic versions of ramipril in Canada. Following the marketing of these products, sanofi-aventis filed patent infringement actions against all eight companies. In the patent infringement actions against Apotex and Teva, the Federal Court of Canada ruled on June 29, 2009 that the asserted patent was invalid. Each of Teva, Apotex and Riva have initiated Section 8 damages claims against sanofi-aventis, seeking compensation for their alleged inability to market a generic ramipril during the time taken to resolve the proceedings against the Canadian Ministry of Health. The Apotex and Teva trials have been scheduled for the first quarter of 2012 while the Riva trial has not yet been scheduled. Sanofi-aventis has filed appeals of the Federal Court of Canada decisions on the patent invalidity before the Federal Court of Appeal. Neither appeal suspends the advancement of the existing damages claims.

•  Taxotere® Patent Litigation

United States. Sanofi-aventis received notifications from Hospira, Apotex and Sun in 2007 and 2008 who have filed 505 (b) (2) applications, and from Sandoz in 2009 and Accord Pharmaceuticals in 2010 who each filed an ANDA with the U.S. Food and Drug Administration (FDA) seeking to market generic versions of Taxotere®. In response to these notifications, sanofi-aventis has filed patent infringement lawsuits against Hospira and Apotex (2007), Sun (2008), Sandoz (2009), and Accord (January 2011). The lawsuits are pending in the U.S. District Court for the District of Delaware. None of the applications contested U.S. Patent No. 4,814,470 claiming the active ingredient, which expired in May 2010. The cases against Hospira and Apotex were consolidated for trial held between October 26, 2009 and November 2, 2009. In September 2010, the U.S. District Court for the District of Delaware ruled against sanofi-aventis in the consolidated Hospira/Apotex trial, finding the disputed patents both invalid and unenforceable. Subsequently, in October 2010, sanofi-aventis appealed to the United States Court of Appeals for the Federal Circuit. Based on the District Court’s judgment in the consolidated Hospira/Apotex action, judgments were entered against sanofi-aventis in the Sun and Sandoz actions. Sanofi-aventis has appealed the Sun and Sandoz judgments to the United States Court of Appeals for the Federal Circuit. All three appeals are pending. The proceedings against Accord are in the early stages.

Canada. In October 2007, sanofi-aventis learned that Hospira Healthcare Corporation had filed an application with Canadian authorities for a marketing authorization for a proposed docetaxel product which is the active ingredient of Taxotere®, alleging that Aventis Pharma SA’s Canadian Patent Nos. 2,102,777 and 2,102,778 (the “ ‘778 Patent”) for docetaxel were invalid and not infringed. On November 29, 2007, sanofi-aventis’ Canadian subsidiary and Aventis Pharma SA commenced an application for judicial review in the Federal Court of Canada. On October 22, 2009, the Federal Court of Canada dismissed the lawsuit after finding the ‘778 Patent invalid. Sanofi-aventis decided not to appeal the decision. In Canada, the compound patent relating to this product has expired.

Europe. In several European countries, in particular Germany and France, the generic manufacturers have requested the revocation of some formulation and combination patents regarding Taxotere® either before the patent office or courts. Certain proceedings are ongoing.

•  Eloxatin® (oxaliplatin) Patent Litigation

United States. Starting in February 2007, over a dozen ANDA certifications relating to Eloxatin® (oxaliplatin) solution and/or lyophilized products were filed contesting part or all of the Orange Book patents under Paragraph IV. Each of the generic manufacturers was sued for infringement of one or more of the Orange-Book listed patents before the U.S. District Court for the District of New Jersey. U.S. regulatory data exclusivity expired in February 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

In June 2009, the U.S. District Court for the District of New Jersey granted a summary judgment motion in favor of certain generic manufacturers. The District Court held that the generic oxaliplatin products that would be introduced by these generic challengers would not infringe the U.S. Patent No. 5,338,874 (the “ ‘874 Patent”). While sanofi-aventis obtained appellate reversal of the District Court’s judgment, a number of generic oxaliplatin products were launched “at risk” in the United States over the second half of 2009. Sanofi-aventis had been unsuccessful in obtaining injunctive relief. On December 2, 2009, the court asked all the parties to consider settlement.

In April 2010, sanofi-aventis and Debiopharm, licensor of the patents rights concerned, signed settlement agreements with all but one of the generic manufacturers, Sun Pharmaceuticals, thus resolving the litigation over certain formulations of Eloxatin® (oxaliplatin) in the U.S. District Court for the District of New Jersey and the U.S. District Court for the District of Columbia.

Under the terms of the settlement agreements, the generic manufacturers would cease selling their unauthorized generic oxaliplatin products in the U.S. starting from June 30, 2010, to August 9, 2012, at which time the generic manufacturers would be authorized to sell generic oxaliplatin products under a license, before expiry of the patents at issue. The settlement provisions, including the market exit and re-entry dates noted above, are subject to contingencies. The settlement agreements are subject to review by the Federal Trade Commission, the U.S. Department of Justice and the Attorney General for the State of Michigan.

In addition, the court decided that the above-described obligation to cease selling unauthorized generic oxaliplatin in the U.S. market also applied to Sun Pharmaceuticals and issued an injunction against Sun Pharmaceuticals. Sun Pharmaceuticals appealed that decision. On December 22, 2010, the Court of Appeals for the Federal Circuit ruled in favor of Sun Pharmaceuticals, vacating the U.S. District Court of New Jersey decision and injunction requiring Sun Pharmaceuticals to cease selling its “at risk” generic product on June 30, 2010. On January 21, 2011, sanofi-aventis filed a request for reconsideration of the Federal Circuit Court’s December 2010 decision. On February 7, 2011, the U.S. Court of Appeals for the Federal Circuit denied sanofi-aventis’ petition for an en banc hearing to reconsider the U.S. District Court’s December 2010 decision. Sanofi-aventis is pursuing its legal options.

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

In 2007, sanofi-aventis also filed suit for infringement of the ‘531 Patent in the U.S. District Court for the Middle District of North Carolina based on an ANDA for a generic version of Ambien® CR filed by Synthon. That case was transferred to the Eastern District of North Carolina, and subsequently was stayed pending a USPTO reexamination of the ‘531 Patent. On December 22, 2009, Synthon provided sanofi-aventis with 120 days notice of its intention to launch its generic version of Ambien® CR. In August 2010, the USPTO issued a final rejection of the ‘531 Patent, which sanofi-aventis appealed to the Patent Office Board of Appeals in November 2010. The proceedings against Synthon remain stayed pending the decision of the Patent Office Board of Appeals.

Sanofi-aventis did not bring suit against Anchen, which was the first to notify sanofi-aventis of its Paragraph IV ANDA on the 12.5mg strength, or against Abrika (now Actavis), which was the first to notify sanofi-aventis on its Paragraph IV ANDA on the 6.25mg strength. Sanofi-aventis also did not bring suit against four other subsequent Paragraph IV filers: Lupin, Andrx, PTS Consulting and Apotex. Marketing exclusivities in the United States for Ambien® CR expired in March 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

•  Xatral® Patent Litigation

Starting in August 2007, sanofi-aventis has received several ANDA certifications relating to Xatral® in the United States under Paragraph IV. Each of the generic manufacturers has been sued for infringement of one or both of the Orange Book listed patents before the U.S. District Court for the District of Delaware. Trial against Mylan (who was the only remaining defendant) took place in May 2010. The U.S. District Court ruled in favour of sanofi-aventis, finding infringement on the part of Mylan and later finding that the invention of U.S. Patent No. 4,661,491 (the “ ‘491 Patent”) is not obvious. Mylan’s period to appeal has expired. Sanofi-aventis was granted pediatric exclusivity on August 9, 2010 and the patent will now expire on July 18, 2011. Generic versions of Xatral® cannot launch until the patent expires.

Glossary of Patent Terminology

A number of technical terms used above in Note D.22.b), are defined below for the convenience of the reader.

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

c) Government Investigations, Competition Law and Regulatory Claims

•  Government Investigations — Pricing and Marketing Practices

Lovenox® Marketing. The U.S. Attorney’s Office in Chicago, Illinois conducted a civil and criminal investigation with regard to Lovenox® sales and marketing practices for a period starting January 1, 1999. Without prejudice to its right to pursue any further investigation in the future, the U.S. government has declined to intervene in a Federal False Claims Act case related to the facts under investigation brought by two

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

former employees, and the matter proceeded against sanofi-aventis as civil litigation in Illinois Federal Court. In June 2010, the parties in the civil action reached a settlement, and the case was subsequently dismissed.

Ambien® and Ambien® CR Marketing. On August 11, 2008, sanofi-aventis U.S. received a subpoena issued by the U.S. Department of Health & Human Services Office of Inspector General and the U.S. Attorney’s Office in San Francisco, California. The subpoena requested information regarding Ambien® and Ambien® CR sales and marketing practices in connection with an investigation of possible false or otherwise improper claims for payment under Medicare and Medicaid. Sanofi-aventis U.S. provided documents in response to this subpoena. In November 2010, the US District Court for the Northern District of California entered an order dismissing without prejudice a Federal False Claims Act case related to the facts under investigation.

•  Civil Suits — Pricing and Marketing Practices

Average Wholesale Prices (AWP) Class Actions. Aventis Pharmaceuticals Inc. (API) is a defendant in several U.S. lawsuits seeking damages on behalf of multiple putative classes of individuals and entities that allegedly overpaid for certain pharmaceuticals as a result of the AWP pricing which were used to set Medicare and Medicaid reimbursement levels. Aventis Behring and Sanofi-Synthelabo Inc. were also defendants in some of these cases. These suits allege violations of various statutes, including state unfair trade, unfair competition, consumer protection and false claim statutes.

A group of eleven defendants, including sanofi-aventis defendants, reached a tentative global settlement of the claims of the insurers and consumers, for a total of $125 million. This settlement was granted preliminary approval by the U.S. District Court in Boston in early July 2008. Subject to the final approval hearing which is expected in 2011, all the class action suits against API before the U.S District Court in Boston will be resolved consistent with the settlement. Sanofi-aventis share of the global settlement is fully covered by existing reserves. One additional purported class action remains in New Jersey and is in the discovery phase.

AWP Public Entity Suits. U.S. subsidiaries of the Group, together with several dozen other pharmaceutical companies, are defendants in lawsuits brought starting in 2002 by certain states for AWP pricing issues described above. Sanofi-aventis U.S. has resolved many such suits, but continues to defend claims brought by the states of Alaska, Florida, Idaho, Illinois, Kentucky, Louisiana, Oklahoma and Wisconsin.

§ 340B Suit. On August 18, 2005, the County of Santa Clara, California filed a suit against Aventis Pharmaceuticals Inc. and fourteen other pharmaceutical companies originally in the Superior Court of the State of California, County of Alameda, alleging that the defendants had overcharged Public Health Service entities for their pharmaceutical products in breach of pharmaceutical pricing agreements between the defendants and the Secretary of Health and Human Services. Subsequently, the case was removed to the United States District for the Northern District of California. In May 2009, the Court denied the plaintiffs’ motion for class certification without prejudice. All proceedings in the District Court are stayed pending a decision of the Supreme Court concerning whether plaintiffs have a private right of action. A hearing before the Supreme Court on this issue is scheduled in the first quarter of 2011.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

•  European Commission Sector Inquiry

In January 2008, the European Commission’s Directorate General for Competition opened a sector inquiry into the functioning of the market to investigate what it considered to be a low level of competition in the pharmaceuticals industry in the European Union. The inquiry commenced with unannounced information-gathering inspections at a number of companies including sanofi-aventis. According to the Commission, the sector inquiry ultimately involved information gathering from 43 originator companies and 27 generic companies. The final report was released on July 8, 2009. The Commission announced that the pharmaceutical industry remains under scrutiny. In January 2010, the European Commission initiated a monitoring exercise on patent settlements between originator companies and generic companies for the periods 2008 and 2009. The European Commission announced that it will repeat the monitoring exercise in 2011.

•  European Commission generics investigation

On October 6, 2009, the European Commission conducted surprise inspections in the offices of several pharmaceutical companies, including sanofi-aventis, under suspicion of infringing antitrust rules of the European Union with respect to their activities concerning so-called “generic products”. Sanofi-aventis continues to cooperate with the European Commission in this matter.

•  Cipro® Antitrust Litigation

Since August 2000, Aventis Pharmaceuticals Inc. (API) has been a defendant in several related cases in U.S. state and federal courts alleging that API and certain other pharmaceutical manufacturers violated U.S. antitrust laws and various state laws by settling a patent dispute regarding the brand-name prescription drug Cipro® in a manner which allegedly delayed the arrival of generic competition. In March 2005, the U.S. District Court for the Eastern District of New York granted sanofi-aventis’ summary judgment motions, and issued a judgment in favor of API and the other defendants in this litigation. By order entered October 15, 2008, the U.S. Court of Appeals for the Federal Circuit affirmed the District Court’s ruling in the appeal by indirect purchaser plaintiffs; the direct purchaser plaintiffs’ appeal was heard by the U.S. Court of Appeals for the Second Circuit in April 2009. In April 29, 2010, the Federal Circuit affirmed the District Court’s ruling dismissing the direct purchasers’ case on summary judgment. The direct purchaser plaintiffs requested a rehearing en banc, which was denied by the Federal Circuit in September 2010. The direct purchaser plaintiffs have appealed to the U.S. Supreme Court.

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

•  Plavix® Antitrust Claim

On March 23, 2006, the U.S. retailer The Kroger Co. filed an antitrust complaint in the District Court for the Southern District of Ohio against sanofi-aventis, Bristol-Myers Squibb Co. and Apotex Corp. alleging antitrust violations by the defendants in relation to their tentative agreement to settle the U.S. Plavix® patent litigation (see “Plavix® Patent Litigation — United States,” above, for a description of the transaction). Seventeen other complaints have since been filed by direct and indirect purchasers of Plavix® on the same or similar grounds. Plaintiffs seek relief including injunctive relief and monetary damages. Defendants have moved to dismiss the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

consolidated direct and indirect purchasers’ complaints. By orders entered in October 2009, and in January 2011, the Court dismissed the claims of the direct purchasers and indirect purchasers respectively. Appeals are expected.

•  Lovenox® Antitrust Litigation

In August 2008, Eisai Inc. (“Eisai”) brought suit against sanofi-aventis U.S. LLC and sanofi-aventis U.S. Inc. in the U.S. District Court for the District of New Jersey alleging that certain contracting practices for Lovenox® violate federal and state antitrust laws. The proceedings are ongoing.

•  Lovenox® Regulatory Litigation

In July 2010, sanofi-aventis learned that the Food and Drug Administration (FDA) had approved a generic enoxaparin ANDA filed by Sandoz. Sanofi-aventis subsequently filed suit against the FDA in the U.S. District Court for the District of Columbia and requested preliminary injunctive relief against the FDA. In August 2010, the U.S. District Court denied this request. As a result of this ruling, the generic version of enoxaparin can continue to be marketed in the United States. The Court has not yet ruled on the merits of sanofi-aventis’ suit against the FDA regarding the approval of the Sandoz enoxaparin ANDA.

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

According to the settlement agreement, the cash compensation has been increased to €63.80 per share. The cash compensation was further increased by another €1.20 per share for those outstanding shareholders who inter alia waived in advance any increase of the cash compensation obtained through a judicial appraisal proceeding (Spruchverfahren) brought by former minority shareholders. Subsequently, a number of former minority shareholders of Hoechst initiated a judicial appraisal proceeding with the local Frankfurt court, Landgericht Frankfurt am Main, contesting the amount of the cash compensation paid in the squeeze out. The amount sought has not been specified. The proceedings are ongoing.

•  Apotex Settlement Claim

On November 13, 2008, Apotex filed a complaint before a state court in New Jersey against sanofi-aventis and Bristol-Myers Squibb claiming the payment of a $60 million break-up fee, pursuant to the terms of the initial settlement agreement of March 2006 relating to the U.S. Plavix® patent litigation (see “Patents — Plavix® Patent Litigation — United States”). The proceedings are ongoing.

•  Zimulti® /Acomplia® (rimonabant) Class Action

In November 2007, a purported class action was filed in the U.S. District Court for the Southern District of New York on behalf of purchasers of sanofi-aventis shares. The complaint charged sanofi-aventis and certain of its current and former officers and directors with violations of the Securities Exchange Act of 1934. The complaint alleged that defendants’ statements regarding rimonabant were materially false and misleading when made because defendants allegedly concealed data concerning rimonabant’s propensity to cause depression. In September 2009, the motion was dismissed with prejudice. The plaintiffs filed a motion for reconsideration. On

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

July 27, 2010, the U.S. District Court for the Southern District of New York granted plaintiff’s motion to reconsider and authorized plaintiffs to submit an amended complaint. In November 2010, the District Court heard arguments on sanofi-aventis’ motion to dismiss plaintiffs amended complaint. The District Court’s decision on the motion to dismiss is pending.

•  Merial Heartgard Advertisement Claim

On August 31, 2009, a purported class action lawsuit was filed against Merial, alleging that Merial engaged in false and misleading advertising of Heartgard® and Heartgard® Plus by claiming 100% efficacy in the prevention of heartworm disease, as well as the prevention of zoonotic diseases. Plaintiffs also request punitive damages and a permanent injunction with respect to the alleged advertising. The proceedings are ongoing and the class has not been certified yet.

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

•  Aventis Behring

The divestment of Aventis Behring and related protein therapies assets became effective on March 31, 2004. The purchase agreement contained customary representations and warranties running from sanofi-aventis as seller to CSL Limited as purchaser. Sanofi-aventis has indemnification obligations that generally expired on March 31, 2006 (the second anniversary of the closing date). However, some indemnification obligations, having a longer duration, remain in effect, for example, indemnification obligations relating to the due organization, capital stock and ownership of Aventis Behring Companies runs through March 31, 2014, and product liability indemnification through March 31, 2019, subject to an extension for claims related to types of product liability notified before such date. Furthermore, for tax-related issues, the indemnification obligation of sanofi-aventis covers all taxable periods that end on or before the closing date and expires thirty days after the expiration of the applicable statute of limitations. In addition, the indemnification obligations relating to certain specified liabilities, including HIV liability, survive indefinitely.

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

•  Aventis CropScience

The sale by Aventis Agriculture S.A. and Hoechst GmbH (both predecessor companies of sanofi-aventis) of their aggregate 76% participation in Aventis CropScience Holding (ACS) to Bayer and Bayer CropScience AG (BCS), the wholly owned subsidiary of Bayer which holds the ACS shares, was effective on June 3, 2002. The stock purchase agreement dated October 2, 2001, contained customary representations and warranties with respect to the sold business, as well as a number of indemnifications, in particular with respect to: environmental liabilities (the representations and warranties and the environmental indemnification are subject to a cap of €836 million, except for certain legal representations and warranties and specific environmental liabilities, notably third-party site claims such as (i) the natural resources damages (NRD) claim filed by the state of New Jersey against BCS in 2007 in relation to the Factory Lane site, and (ii) a remediation and NRD project underway in Portland, Oregon); taxes; certain legal proceedings; claims related to StarLink®corn; and certain pre-closing

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

liabilities, in particular, product liability cases (which are subject to a cap of €418 million). There are various periods of limitation depending upon the nature or subject of the indemnification claim. Further, Bayer and BCS are subject to a number of obligations regarding mitigation and cooperation.

Starting with a first settlement agreement signed in December 2005, Aventis Agriculture and Hoechst have resolved a substantial number of disputes with Bayer and BCS AG, including the termination of arbitration proceedings initiated in August 2003 for an alleged breach of a financial statement-related representation contained in the stock purchase agreement, and numerous other warranty and indemnification claims asserted under the stock purchase agreement, including claims relating to certain environmental and product liabilities. A number of other outstanding claims remain unresolved.

LLRICE601 and LLRICE604 — U.S. Litigation: BCS has sent sanofi-aventis notice of potential claims for indemnification under various provisions of the stock purchase agreement. These potential claims relate to several hundred individual complaints that have been filed since August 2006 by rice growers, millers, and distributors in U.S. state and federal courts against a number of current and former subsidiaries (collectively the “CropScience Companies”) which were part of the ACS group prior to Bayer’s acquisition of the ACS shares. Plaintiffs in these cases seek to recover damages in connection with the detection of trace amounts of the genetically modified rice called “Liberty Link® Rice 601” (also known as “LLRICE601”) or “Liberty Link® Rice 604” (also known as “LLRICE604”) in samples of commercial long-grain rice. LLRICE601 and LLRICE604, each a variety of long grain rice genetically altered to resist Liberty® Herbicide, were grown in field tests in the United States from the years 1998 to 2001. Plaintiffs assert a number of causes of action, alleging that the CropScience Companies failed to take adequate measures to prevent cross-pollination or commingling of LLRICE601 and/or LLRICE604 with conventional rice. In six cases that have been tried to verdict in federal or state court, compensatory damages of approximately $11.5 million, in the aggregate, have been awarded. Two state court juries have also awarded punitive damages in the amount of $500,000 in one case and $42 million in another. The CropScience Companies have appealed or intend to appeal the judgments in these cases. Other cases have been settled by Bayer, including three cases that were settled shortly before or after trial began. Federal and state court proceedings are scheduled through 2011.

Sanofi-aventis denies direct or indirect liability for these cases, and has so notified BCS.

In a related development, the FDA has concluded that the presence of LLRICE601 in the food and feed supply poses no safety concerns and, on November 24, 2006, the United States Department of Agriculture (USDA) announced it would deregulate LLRICE601. With respect to LLRICE 604, the USDA announced, in March 2007, that the PAT protein contained in LLRICE604 has a long history of safe use and is present in many deregulated products. Further to an investigation regarding the causation chain that led to contamination, in October 2007, the USDA declined to pursue enforcement against BCS.

•  Aventis Animal Nutrition

Aventis Animal Nutrition S.A. and Aventis (both predecessor companies of sanofi-aventis) signed an agreement for the sale to Drakkar Holdings S.A. of the Aventis Animal Nutrition business effective in April 2002. The sale agreement contained customary representations and warranties. Sanofi-aventis’ indemnification obligations ran through April 2004, except for environmental indemnification obligations (which run through April 2012), tax indemnification obligations (which run through the expiration of the applicable statutory limitation period), and antitrust indemnification obligations (which extend indefinitely). The indemnification undertakings are subject to an overall cap of €223 million, with a lower cap for certain environmental claims. Indemnification obligations for antitrust and tax claims are not capped.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

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

Compensation paid to third parties by Celanese under the aforementioned clause, through December 31, 2010, was significantly below the first threshold of €250 million.

•  Rhodia

In connection with the initial public offering of Rhodia in 1998, Rhône-Poulenc (later named Aventis, to which sanofi-aventis is the legal successor in interest) entered into an environmental indemnification agreement with Rhodia on May 26, 1998 under which, subject to certain conditions, Rhodia was entitled to claim indemnification from Aventis with respect to direct losses resulting from third-party claims or public authority injunctions for environmental damages. Aventis and Rhodia entered into a settlement agreement on March 27, 2003 under the terms of which the parties settled all environmental claims in connection with the environmental indemnification agreement. Notwithstanding this settlement agreement, Rhodia and certain of its subsidiaries have unsuccessfully sought indemnification for environmental costs in the United States and Brazil. In both instances, the suits were decided in favor of sanofi-aventis, with the court holding that the settlement precluded the indemnification claims. The decision in Brazil is currently under appeal by Rhodia.

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

On July 10, 2007, sanofi-aventis was served with a civil suit brought by Rhodia before the Commercial Court of Paris (Tribunal de Commerce de Paris) seeking indemnification on the same grounds as described above. The allegations before the Commercial Court of Paris are comparable to those asserted in Rhodia’s arbitration demand. On February 10, 2010, Rhodia submitted its pleadings brief (conclusions récapitulatives) in which it has asked the Court to hold that sanofi-aventis was at fault in failing to provide Rhodia with sufficient capital to meet its pension obligations and environmental liabilities, and has claimed indemnification in the amount of €1.3 billion for retirement commitments and approximately €311 million for environmental liabilities. The procedure is still pending.

•  Rhodia Shareholder Litigation

In January 2004, two minority shareholders of Rhodia and their respective investment vehicles filed two claims before the Commercial Court of Paris (Tribunal de Commerce de Paris) against Aventis, to which sanofi-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

aventis is successor in interest, together with other defendants including former directors and statutory auditors of Rhodia from the time of the alleged events. The claimants seek a judgment holding the defendants collectively liable for alleged management errors and for alleged publication of misstatements between 1999 and 2002, and inter alia regarding Rhodia’s acquisition of the companies Albright & Wilson and ChiRex. These shareholders seek a finding of joint and several liability for damages to be awarded to Rhodia in an amount of €925 million for alleged harm to the Company (a derivative action), as well as personal claims of €4.3 million and €125.4 million for their own alleged individual losses. Sanofi-aventis contests both the substance and the admissibility of these claims.

Sanofi-aventis is also aware of three criminal complaints filed in France by the same plaintiffs and of a criminal investigation order issued by the Paris public prosecutor following the submission of the report issued by the Autorité des Marchés Financiers regarding Rhodia’s financial communications. In 2006, the Commercial Court of Paris accepted sanofi-aventis and the other defendants’ motion to stay the civil litigation pending the conclusion of the criminal proceedings. The plaintiffs’ appeals against this decision, first before the Court of Appeals, and then before the French Supreme Court (Cour de Cassation), were both rejected.

•  Clariant — Specialty Chemicals Business

Hoechst conveyed its specialty chemicals business to Clariant AG (Clariant) pursuant to a 1997 agreement. While Clariant has undertaken to indemnify Hoechst for all costs incurred for environmental matters relating to purchased sites, certain ongoing indemnification obligations of Hoechst for environmental matters in favor of Clariant can be summarized as follows:

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

•

Hoechst must indemnify Clariant indefinitely (i) with respect to sites taken over by Clariant, for costs which relate to environmental pollutions attributable to certain activities of Hoechst or of third parties, (ii) for costs attributable to four defined waste deposit sites in Germany which are located outside the sites taken over by Clariant (to the extent exceeding an indexed amount of approximately €20.5 million), (iii) for costs from certain locally concentrated pollutions in the sites taken over by Clariant but not caused by specialty chemicals activities in the past, and (iv) for 75% of the costs relating to a specific waste deposit site in Frankfurt, Germany.

•  InfraServ Höchst

By the Asset Contribution Agreement dated December 19/20, 1996, as amended in 1997, Hoechst contributed all lands, buildings, and related assets of the Hoechst site at Frankfurt-Höchst to InfraServ Höchst GmbH & Co. KG. InfraServ Höchst undertook to indemnify Hoechst against environmental liabilities at the Höchst site and with respect to certain landfills. As consideration for the indemnification undertaking, Hoechst transferred to InfraServ approximately €57 million to fund reserves. In 1997, Hoechst also agreed it would reimburse current and future InfraServ Höchst environmental expenses up to €143 million. As a former owner of the land and as a former user of the landfills, Hoechst may ultimately be liable for costs of remedial action in excess of this amount.

D.23. Provisions for discounts, rebates and sales returns

Adjustments between gross sales and net sales, as described in Note B.14., are recognized either as provisions or as reductions in accounts receivable, depending on their nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The table below shows movements in these items:

(€ million)	Government and State programs (1)	Managed Care and GPO programs (2)	Charge- back incentives	Rebates and discounts	Sales returns	Other deductions	Total
January 1, 2008	242	136	60	437	196	69	1,140
Current provision related to current period sales	466	366	751	1,516	173	135	3,407
Net change in provision related to prior period sales	10	(3)	(8)	5	4	(3)	5
Payments made	(442)	(324)	(725)	(1,678)	(193)	(146)	(3,508)
Translation differences	10	10	4	(19)	3	(3)	5
December 31, 2008	286	185	82	261	183	52	1,049
Current provision related to current period sales	566	433	904	2,036	204	128	4,271
Net change in provision related to prior period sales	19	7	—	12	(7)	—	31
Payments made	(477)	(431)	(903)	(1,893)	(175)	(136)	(4,015)
Translation differences	(8)	(7)	(3)	9	(3)	2	(10)
December 31, 2009	386	187	80	425	202	46	1,326
Current provision related to current period sales	937 (3)	410	1,246	3,058	357	127	6,135
Net change in provision related to prior period sales	(4)	(11)	8	14	12	(4)	15
Payments made	(663)	(400)	(1,225)	(2,719)	(255)	(126)	(5,388)
Translation differences	16	15	6	35	17	5	94
December 31, 2010	672	201	115	813	333	48	2,182

(1)	Primarily the U.S. government’s Medicare and Medicaid programs.
(2)	Rebates and other price reductions, primarily granted to healthcare authorities in the United States.
(3)	The movement during 2010 is mainly due to the impact of U.S. healthcare reforms.

D.24. Personnel costs

Total personnel costs break down as follows:

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Salaries	5,121	5,019	4,774
Social security charges (including defined-contribution pension plans)	1,555	1,510	1,451
Stock options and other share-based payment expense	133	114	125
Defined-benefit pension plans	340	404	305
Other employee benefits	238	233	259
Total	7,387	7,280	6,914

The total number of employees at December 31, 2010 was 101,575, compared with 104,867 at December 31, 2009 and 98,213 at December 31, 2008 (these employee numbers are unaudited).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Employee numbers by function (excluding Merial) as of December 31 are shown below (unaudited):

	December 31, 2010	December 31, 2009	December 31, 2008
Production	37,504	36,849	31,903
Research and development	16,983	19,132	18,976
Sales force	32,686	34,292	33,507
Marketing and support functions	14,402	14,594	13,827
Total	101,575	104,867	98,213

Merial had a total of 5,581 employees as of December 31, 2010 (unaudited).

D.25. Other operating income

Other operating income amounted to €359 million in 2010, compared with €866 million in 2009 and €556 million in 2008.

This line includes income arising under alliance agreements in the Pharmaceuticals segment (€315 million in 2010, versus €646 million in 2009 and €472 million in 2008), in particular the agreement on the worldwide development and marketing of Actonel® (see Note C.2.) and the Group’s share of profits on Copaxone®. The €331 million fall in 2010 relative to 2009 was mainly due to the discontinuation in the second quarter of royalty payments from Teva on North American sales of Copaxone®.

It also includes operating foreign exchange gains and losses, representing a net loss of €141 million in 2010, compared with a net gain of €40 million in 2009 and a net loss of €94 million in 2008; and proceeds from disposals related to ongoing operations, which amounted to €54 million in 2010, €56 million in 2009, and €24 million in 2008.

D.26. Other operating expenses

Other operating expenses amounted to €276 million in 2010, versus €481 million in 2009 and €353 million in 2008. This item includes shares of profits due to alliance partners (other than BMS and the Alliance Partner under the Actonel® agreement) under product marketing agreements, primarily in Europe, Japan, the United States and Canada (€169 million in 2010, versus €186 million in 2009 and €178 million in 2008).

In 2009, this item included an expense of €69 million arising from changes to estimates of future expenditure on environmental risks at sites formerly operated by sanofi-aventis or sold to third parties (see note D.22. (e) “Contingencies arising from certain Business Divestitures”). Reversals of these provisions are classified in Other operating income (see Note D.25.).

This item also includes, for 2010, an expense of €51 million (2009: €59 million) relating to pensions and other benefits for retirees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.27. Restructuring costs

Restructuring costs recognized in 2010 amounted to €1,372 million (€1,080 million in 2009; €585 million in 2008), and break down as follows:

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Employee-related expenses	817	869	498
Expenses related to property, plant and equipment	184	146	—
Compensation for early termination of contracts (other than contracts of employment)	35	19	—
Decontamination costs	105	30	50
Other restructuring costs	231	16	37
Total	1,372	1,080	585

The restructuring costs recognized in 2010 mainly related to:

–

the transformation of Research & Development operations, in particular the financial impact of the agreement with Covance which, in addition to the divestment of the Alnwick and Porcheville sites, also committed sanofi-aventis to partially funding the operation of these sites for a limited period in return for a job protection guarantee;

–

measures announced by sanofi-aventis in 2010 intended to migrate the Group’s chemical industrial facilities in France towards biotechnologies and vaccine production, and to anticipate the fall in production volumes following the expiry of patent protection for major pharmaceutical products;

–	ongoing measures to adjust the Group’s sales forces in France, other European countries, and the United States;

–	the impact of pension reforms on existing early retirement plans in France.

In 2009, restructuring costs related primarily to measures announced by sanofi-aventis in June 2009 aimed at transforming Research and Development operations to encourage innovation, and adapting central support functions so as to streamline the organizational structure. These costs mainly comprised employee-related expenses, in the form of early retirement benefits and of termination benefits under voluntary redundancy plans. In France, these plans affected approximately 1,000 jobs in Research and Development and 450 jobs in central support functions.

Restructuring costs for 2009 also included amounts relating to transformation plans announced in other countries. The Research and Development transformation plan is a global project, which also affects the United States, the United Kingdom and Japan.

To a lesser extent, restructuring costs for 2009 reflected ongoing measures taken by sanofi-aventis to adapt its industrial facilities in Europe and adjust its sales forces.

In 2008, restructuring costs related primarily to adaptation of industrial facilities in France and to measures taken by sanofi-aventis to adjust its sales force to reflect changing pharmaceutical market conditions in various European countries — mainly France, Italy, Spain and Portugal — and in the United States.

D.28. Gains and losses on disposals, and litigation

In 2010, this line item reported an expense of €138 million, relating to an adjustment to vendor’s guarantee provisions in connection with past divestments.

Sanofi-aventis made no major divestments during 2010, 2009 or 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

In 2008, this item included €76 million of reversals of provisions in respect of litigation in the United States on pricing and market practices (see Note D.22.c) “Government Investigations, Competition Law and Regulatory Claims”).

D.29. Financial income and expenses

Financial income and expenses break down as follows:

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Cost of debt (1)	(385)	(310)	(315)
Interest income	61	88	132
Cost of debt, net of cash and cash equivalents	(324)	(222)	(183)
Non-operating foreign exchange gains/(losses)	(20)	(67)	(74)
Unwinding of discount on provisions (2)	(68)	(42)	(37)
Gains/(losses) on disposals of financial assets	61	1	41 (3)
Impairment losses on financial assets, net of reversals (4)	(6)	(2)	(8)
Other items	(5)	32	29
Net financial income/(expenses)	(362)	(300)	(232)
comprising: Financial expenses	(467)	(324)	(335)
Financial income	105	24	103

(1)	Includes gains/losses on interest rate derivatives used to hedge debt: €7 million gain in 2010, €25 million gain in 2009, €2 million loss in 2008.
(2)	Primarily provisions for environmental risks.
(3)	Includes €38 million from the sale of the investment in Millennium in 2008 (see Note D.7.).
(4)	Primarily available-for-sale financial assets.

The impact of the ineffective portion of hedging relationships was not material in 2010, 2009 or 2008.

D.30. Income tax expense

The Group has opted for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States.

The table below shows the split of income tax expense between current and deferred taxes:

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Current taxes	(2,758)	(2,531)	(2,140)
Deferred taxes	1,516	1,167	1,458
Total	(1,242)	(1,364)	(682)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

The difference between the effective tax rate and the standard corporate income tax rate applicable in France is explained as follows:

(as a percentage)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Standard tax rate applicable in France	34	34	34
Impact of reduced-rate income tax on royalties in France	(11)	(9)	(12)
Impact of change in net deferred tax liabilities as a result of changes in tax rates (1)	—	1	—
Impact of the ratification of the Franco-American treaty on deferred tax liabilities relating to tax cost of distributions made from reserves	—	(2)	—
Impact of tax borne by BMS for the territory managed by sanofi-aventis (see Note D.32.)	(2)	(3)	(4)
Other items	1	1	(2)
Effective tax rate	22	22	16

(1)	In 2009, mainly the reform of local business taxes in France.

Changes in the line “Impact of reduced-rate income tax on royalties in France” are mainly due to significant year-on-year fluctuations in pre-tax profits in 2010, 2009 and 2008. The year-on-year change in 2010 also reflects the impact of the strong performance of Plavix® in the United States, and the resulting increase in royalty income.

The “Other items” line includes (i) the effect of differences between tax rates applicable in France and those applicable in other jurisdictions; (ii) the impact of the new CVAE valued added business tax in France from January 1, 2010; (iii) the impact of reassessing certain of the Group’s tax exposures; and (iv) the impact on the effective tax rate of amortization and impairment charged against intangible assets.

D.31. Share of profit/loss of associates and joint ventures

This item mainly comprises the share of co-promotion profits attributable to sanofi-aventis for territories covered by entities majority-owned by BMS (see Note C.1.). The impact of the BMS alliance in 2010 was €1,551 million, before deducting the tax effect of €571 million (2009: €1,229 million, tax effect €444 million; 2008: €984 million, tax effect €361 million).

It also includes the share of profits or losses from other associates and joint ventures (€2 million loss in 2010, €29 million profit in 2009, €69 million profit in 2008). These figures include the effects of the Aventis acquisition (amortization and impairment of intangible assets).

In accordance with IFRS 5, the share of profits from Merial for 2008 has been retrospectively reclassified to the line Net income from the held-for-exchange Merial business (see Note D.8. “Assets held for sale or exchange”).

D.32. Net income attributable to non-controlling interests

This line includes the share of co-promotion profits attributable to BMS for territories covered by entities majority-owned by sanofi-aventis (see Note C.1.). The amount involved was €237 million in 2010, €405 million in 2009, and €422 million in 2008. There is no tax effect, because BMS receives its share before tax.

It also includes the share of net income attributable to other non-controlling interests (€17 million in 2010, €21 million in 2009, and €19 million in 2008).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.33. Related party transactions

The principal related parties of sanofi-aventis are companies over which the Group has significant influence, joint ventures, key management personnel, and principal shareholders.

The Group has not entered into any transactions with any key management personnel. Financial relations with the Group’s principal shareholders, in particular the Total group, fall within the ordinary course of business and were immaterial in the years ended December 31, 2010, December 31, 2009 and December 31, 2008.

Details of transactions with related companies are disclosed in Note D.6.

Key management personnel include corporate officers (including three directors during 2010 and 2009, and four directors during 2008, covered by supplementary pension plans: see Item 6.B.) and the members of the Executive Committee (9 members during 2010 and 2009, and 7 during 2008.)

The table below shows, by type, the compensation paid to key management personnel:

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Short-term benefits (1)	23	22	18
Post-employment benefits (2)	12	11	12
Share-based payment (3)	6	5	7
Total recognized in the income statement	41	38	37

(1)	Compensation, employer’s social security contributions, directors’ attendance fees, and any termination benefits.
(2)	Estimated pension cost, calculated in accordance with IAS 19.
(3)	Stock option expense computed using the Black-Scholes model.

The aggregate amount of supplementary pension obligations to corporate officers and key management personnel was €130 million at December 31, 2010, versus €149 million at December 31, 2009 and €157 million at December 31, 2008. The aggregate amount of lump-sum retirement benefits payable to corporate officers and key management personnel at December 31, 2010 was €5 million, versus €10 million at December 31, 2009 and €8 million at December 31, 2008.

D.34. Split of net sales

Credit risk is the risk that customers (wholesalers, distributors, pharmacies, hospitals, clinics or government agencies) may fail to pay their debts. The Group manages credit risk by pre-vetting customers in order to set credit limits and risk levels and asking for guarantees or insurance where necessary, performing controls, and monitoring qualitative and quantitative indicators of accounts receivable balances such as the period of credit taken and overdue payments.

Customer credit risk also arises as a result of the concentration of the Group’s sales with its largest customers, in particular certain wholesalers in the United States. The Group’s three largest customers respectively accounted for approximately 7.6%, 7.0% and 6.0% of gross sales in 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Net sales

Net sales of sanofi-aventis comprise net sales generated by the Pharmaceuticals segment and net sales generated by the Vaccines segment. The table below shows net sales of flagship products and other major pharmaceutical products:

	Year ended December 31
(€ million)	2010	2009	2008
Lantus®	3,510	3,080	2,450
Apidra®	177	137	98
Amaryl®	478	416	379
Insuman®	133	131	143
Sub-total: Diabetes	4,298	3,764	3,070
Lovenox®	2,806	3,043	2,738
Taxotere®	2,122	2,177	2,033
Plavix®	2,083	2,623	2,609
Aprovel®	1,327	1,236	1,202
Eloxatine®	427	957	1,345
Multaq®	172	25	—
Jevtana®	82	—	—
Stilnox®/ Ambien®/ Ambien® CR/ Myslee®	819	873	822
Allegra®	607	731	666
Copaxone®	513	467	622
Tritace®	410	429	491
Depakine®	372	329	322
Xatral®	296	296	319
Actonel®	238	264	330
Nasacort®	189	220	240
Other Products	6,064	5,947	6,341
Consumer Health Care	2,217	1,430	1,203
Generics	1,534	1,012	354
Total Pharmaceuticals	26,576	25,823	24,707

Net sales of the principal product ranges of the Vaccines segment are shown below:

	Year ended December 31
(€ million)	2010	2009	2008
Influenza Vaccines	1,297	1,062	736
of which seasonal vaccines	845	597	610
of which pandemic vaccines	452	465	126
Pediatric Combination and Poliomyelitis Vaccines	984	968	768
Meningitis/Pneumonia Vaccines	527	538	472
Adult Booster Vaccines	449	406	399
Travel and Endemics Vaccines	382	313	309
Other Vaccines	169	196	177
Total Vaccines	3,808	3,483	2,861

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

D.35. Segment information

As indicated in Note B.26., sanofi-aventis has two operating segments: the Pharmaceuticals segment and the Human Vaccines (Vaccines) segment. All other activities are combined in a separate segment, Other.

The Pharmaceuticals segment covers research, development, production and marketing of medicines. The sanofi-aventis pharmaceuticals portfolio consists of flagship products, plus a broad range of prescription medicines, generic medicines, and consumer health products. This segment also includes all associates whose activities are related to pharmaceuticals, in particular the entities majority owned by BMS.

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

D.35.1. Segment results

Sanofi-aventis reports segment results on the basis of “Business operating income”. This indicator, adopted in order to comply with IFRS 8, is used internally to measure operational performance and allocate resources.

“Business operating income” is derived from operating income, adjusted as follows:

•	amortization charged against intangible assets is eliminated;

•	impairment losses charged against intangible assets are eliminated;

•	restructuring costs are eliminated;

•	gains and losses on disposals, and litigation, are eliminated;

•	the share of profits/losses of associates and joint ventures is added, and net income attributable to non-controlling interests is deducted;

•

other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint ventures) are eliminated;

•	restructuring costs relating to associates and joint ventures are eliminated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Segment results are shown in the tables below:

	2010
(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	26,576	3,808	—	30,384
Other revenues	1,623	28	—	1,651
Cost of sales	(7,316)	(1,371)	—	(8,687)
Research and development expenses	(3,884)	(517)	—	(4,401)
Selling and general expenses	(6,962)	(603)	(2)	(7,567)
Other operating income and expenses	177	14	(108)	83
Share of profit/loss of associates and joint ventures (1)	1,009	19	8	1,036
Net income from the held-for-exchange Merial business	—	—	418	418
Net income attributable to non-controlling interests	(258)	1	—	(257)
Business operating income	10,965	1,379	316	12,660
Financial income and expenses				(362)
Income tax expense				(3,083)
Business net income				9,215

(1)	Net of taxes

	2009
(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	25,823	3,483	—	29,306
Other revenues	1,412	31	—	1,443
Cost of sales	(6,527)	(1,326)	—	(7,853)
Research and development expenses	(4,091)	(491)	(1)	(4,583)
Selling and general expenses	(6,762)	(561)	(2)	(7,325)
Other operating income and expenses	387	(3)	1	385
Share of profit/loss of associates and joint ventures (1)	792	41	8	841
Net income from the held-for-exchange Merial business	—	—	241	241
Net income attributable to non-controlling interests	(426)	(1)	—	(427)
Business operating income	10,608	1,173	247	12,028
Financial income and expenses				(300)
Income tax expense				(3,099)
Business net income				8,629

(1)	Net of taxes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

	2008
(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	24,707	2,861	—	27,568
Other revenues	1,208	41	—	1,249
Cost of sales	(6,231)	(1,104)	—	(7,335)
Research and development expenses	(4,150)	(425)	—	(4,575)
Selling and general expenses	(6,662)	(520)	14	(7,168)
Other operating income and expenses	297	1	(95)	203
Share of profit/loss of associates and joint ventures (1)	671	28	21	720
Net income from the held-for-exchange Merial business	—	—	170	170
Net income attributable to non-controlling interests	(441)	—	—	(441)
Business operating income	9,399	882	110	10,391
Financial income and expenses				(270)
Income tax expense				(2,807)
Business net income				7,314

(1)	Net of taxes

“Business net income” is determined by taking “Business operating income” and adding financial income and deducting financial expenses, including the related income tax effects.

“Business net income” is defined as Net income attributable to equity holders of sanofi-aventis excluding (i) amortization of intangible assets; (ii) impairment of intangible assets; (iii) other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures); (iv) restructuring costs (including restructuring costs relating to associates and joint ventures), gains and losses on disposals of non-current assets, and costs or provisions associated with litigation; (v) the tax effect related to the items listed in (i) through (iv), as well as (vi) effects of major tax disputes and (vii) the share of non-controlling interests in items (i) through (vi). The items listed in (iv) — except for restructuring costs related to associates and joint ventures — correspond to those reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, as defined in Note B.20. to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

A reconciliation of “Business net income” to Net income attributable to equity holders of sanofi-aventis is set forth below:

(€ million)		Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Business net income		9,215	8,629	7,314
(i)	Amortization of intangible assets	(3,529)	(3,528)	(3,483)
(ii)	Impairment of intangible assets	(433)	(372)	(1,554)
(iii)	Expenses arising from the impact of acquisitions on inventories (1)	(30)	(27)	(2)
(iv)	Restructuring costs	(1,372)	(1,080)	(585)
(iii)/(iv)	Other items (2)	(138)	—	114
(v)	Tax effects of:	1,841	1,629	1,904
	– amortization of intangible assets	1,181	1,126	1,189
	– impairment of intangible assets	143	136	537
	– expenses arising on the workdown of acquired inventories	9	7	1
	– restructuring costs	462	360	196
	– other items	46	—	(19)
(iii)/(vi)	Other tax items (3)	—	106	221
(vii)	Share of items listed above attributable to non-controlling interests	3	1	—
(iii)	Expenses arising from the impact of the Merial acquisition (4)	(32)	(66)	(50)
(iii)/(iv)	Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures (5)	(58)	(27)	(28)
Net income attributable to equity holders of sanofi-aventis		5,467	5,265	3,851

(1)	Workdown of inventories remeasured at fair value at the acquisition date.
(2)	Other items comprise:

Gain on sale of investment in Millennium		38
Reversals of/(charges to) provisions for risks	(138)	76
(3)	Other tax items comprise:

Provisions for/settlements of tax disputes		221
Reversal of deferred taxes following ratification of the Franco-American Treaty (see Note D.30.)	106
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

(5)

This line shows the portion of major restructuring costs incurred by associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill).

D.35.2. Other segment information

The tables below show the split by operating segment of (i) the carrying amount of investments in associates and joint ventures, (ii) acquisitions of property, plant and equipment, and (iii) acquisitions of intangible assets.

The principal associates and joint ventures are: for the Pharmaceuticals segment, the entities majority owned by BMS (see Note C.1.), Handok, InfraServ, and (in 2008) Zentiva; for the Vaccines segment, Sanofi Pasteur MSD; and for the Other segment, Merial and Yves Rocher in 2008, and Yves Rocher in 2009 and 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions made during the period.

	2010
(€ million)	Pharmaceuticals	Vaccines	Other	Total
Investments in associates and joint ventures	446	350	128	924
Acquisitions of property, plant and equipment	779	416	—	1,195
Acquisitions of intangible assets	335	43	—	378

	2009
(€ million)	Pharmaceuticals	Vaccines	Other	Total
Investments in associates and joint ventures	420	412	123	955
Acquisitions of property, plant and equipment	940	465	—	1,405
Acquisitions of intangible assets	364	16	—	380

	2008
(€ million)	Pharmaceuticals	Vaccines	Other	Total
Investments in associates and joint ventures	706	431	1,322	2,459
Acquisitions of property, plant and equipment	967	375	—	1,342
Acquisitions of intangible assets	225	39	—	264

D.35.3. Information by geographical region

The geographical information on net sales provided below is based on the geographical location of the customer.

In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, and pre-funded pension obligations.

		2010
(€ million)	Total	Europe	Of which France	North America	Of which United States	Other countries
Net sales	30,384	11,609	2,922	9,484	8,968	9,291
Non-current assets:
• property, plant and equipment	8,155	5,764	3,603	1,510	1,091	881
• intangible assets	12,479	3,773		5,835		2,871
• goodwill	31,932	13,718		13,264		4,950

		2009
(€ million)	Total	Europe	Of which France	North America	Of which United States	Other countries
Net sales	29,306	12,059	3,206	9,870	9,426	7,377
Non-current assets:
• property, plant and equipment	7,830	5,734	3,436	1,375	1,018	721
• intangible assets	13,747	4,636		5,930		3,181
• goodwill	29,733	13,528		11,419		4,786

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

		2008
(€ million)	Total	Europe	Of which France	North America	Of which United States	Other countries
Net sales	27,568	12,096	3,447	9,042	8,609	6,430
Non-current assets:
• property, plant and equipment	6,961	5,174	3,181	1,320	1,042	467
• intangible assets	15,260	4,573		7,429		3,258
• goodwill	28,163	12,414		11,750		3,999

As described in Note D.5. to the consolidated financial statements, France is not a cash-generating unit. Consequently, information about goodwill is provided for Europe.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

E. PRINCIPAL ACCOUNTANTS’ FEES AND SERVICES

PricewaterhouseCoopers Audit and Ernst & Young Audit served as independent auditors of sanofi-aventis for the year ended December 31, 2010 and for all other reporting periods covered by this annual report on Form 20-F. The table below shows fees charged by these firms and member firms of their networks to sanofi-aventis and other consolidated companies in the years ended December 31, 2010 and 2009.

	Ernst & Young				PricewaterhouseCoopers
	2010		2009		2010			2009
(€ million)	Amount	%	Amount	%	Amount		%	Amount		%
Audit
Audit opinion, review of statutory and consolidated financial statements (1)	12.8	92%	13.1	93%	13.5		93%	14.1		95%
- of which sanofi-aventis S.A.	3.7		4.1		3.7			4.0
- of which consolidated subsidiaries	9.1		9.0		9.8	(3)		10.1	(3)
Other audit-related services (2)	1.0	7%	1.0	7%	0.7		5%	0.8		5%
- of which sanofi-aventis S.A.	—		0.1		—			0.1
- of which consolidated subsidiaries	1.0		0.9		0.7			0.7
Sub-total	13.8	99%	14.1	100%	14.2		98%	14.9		100%
Non-audit services
Tax	0.1		—		0.3			—
Other	—		—		—			—
Sub-total	0.1	1%	—		0.3		2%	—
TOTAL	13.9	100%	14.1	100%	14.5		100%	14.9		100%

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

(2)	Services that are normally performed by the independent accountants, ancillary to audit services.
(3)	Includes audit fees of €1.8 million relating to Merial for 2010, and €1.7 million for 2009.

Audit Committee Pre-approval and Procedures

The Group Audit Committee has adopted a policy and established certain procedures for the pre-approval of audit and other permitted audit-related services, and for the pre-approval of permitted non-audit services to be provided by the independent auditors. In 2010, the Audit Committee established a budget breaking down permitted audit-related services and non-audit services, and the related fees to be paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

F. LIST OF PRINCIPAL COMPANIES INCLUDED IN THE CONSOLIDATION FOR THE YEAR ENDED DECEMBER 31, 2010

F.1. Principal fully-consolidated companies

The principal companies in the Group’s areas of operations and business segments are:

Europe		Financial interest %
Sanofi-Aventis Deutschland GmbH	Germany	100
Hoechst GmbH	Germany	100
Winthrop Arzneimittel GmbH	Germany	100
Zentiva Inhalationsprodukte GmbH	Germany	100
Sanofi-Aventis Gmbh / Bristol-Myers Squibb GesmbH OHG (1)	Austria	50.1
Sanofi-Aventis GmbH	Austria	100
Sanofi-Aventis Belgium	Belgium	100
Sanofi-Aventis Denmark A/S	Denmark	100
Sanofi Winthrop BMS partnership (JV DK) (1)	Denmark	50.1
Sanofi-Aventis SA (Spain)	Spain	100
Sanofi Winthrop BMS OY (1)	Finland	50.1
Sanofi-Aventis OY	Finland	100
Sanofi-Aventis Europe S.A.S.	France	100
Sanofi-Aventis Participations S.A.S.	France	100
Sanofi Pasteur Participations S.A.	France	100
Sanofi-Aventis Amérique du Nord S.A.S.	France	100
Sanofi Pasteur Holding S.A.	France	100
Aventis Pharma S.A.	France	100
Sanofi Pasteur S.A.	France	100
Aventis Agriculture S.A.	France	100
Fovea Pharmaceuticals S.A.	France	100
Francopia S.A.R.L.	France	100
Winthrop Médicaments S.A.	France	100
Sanofi Chimie S.A.	France	100
Sanofi Participations S.A.S.	France	100
Sanofi Pharma Bristol-Myers Squibb S.N.C. (1)	France	50.1
Sanofi-Aventis S.A.	France	100
Sanofi-Aventis France S.A.	France	100
Sanofi-Aventis Groupe S.A.	France	100
Sanofi-Aventis Recherche et Développement S.A.	France	100
Sanofi Winthrop Industrie S.A.	France	100
Laboratoire Oenobiol S.A.S.	France	100
Chattem Greece S.A.	Greece	100
Sanofi-Aventis A.E.B.E.	Greece	100
Chinoin Private Co. Ltd	Hungary	99.6
Sanofi-Aventis Private Co. Ltd	Hungary	99.6
Chattem Global Consumer Products Limited	Ireland	100
Carraig Insurance Ltd	Ireland	100
Sanofi-Aventis Ireland Ltd	Ireland	100
Sanofi-Aventis SpA	Italy	100
Sanofi-Aventis Norge AS	Norway	100
Sanofi Winthrop BMS partnership ANS (1)	Norway	50.1
Sanofi-Aventis Netherlands B.V.	Netherlands	100
Sanofi Winthrop BMS VOF (1)	Netherlands	50.1
Sanofi-Aventis Sp z.o.o.	Poland	100

(1)	Partnership with Bristol-Myers Squibb (see Note C.1.).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Europe		Financial interest %
Nepentes S.A.	Poland	100
Winthrop Farmaceutica Portugal LDA	Portugal	100
Sanofi-Aventis Produtos Farmaceuticos LDA	Portugal	100
Sanofi Winthrop BMS AEIE(1)	Portugal	50.1
Sanofi-Aventis s.r.o.	Czech Republic	100
Zentiva Group a.s.	Czech Republic	100
Sanofi-Aventis Romania SRL	Romania	100
Aventis Pharma Ltd	United Kingdom	100
Chattem (U.K.) Limited	United Kingdom	100
Sanofi Pasteur Holding Ltd	United Kingdom	100
Sanofi-Synthélabo Ltd	United Kingdom	100
Sanofi-Synthélabo UK Ltd	United Kingdom	100
Winthrop Pharmaceuticals UK Ltd	United Kingdom	100
Fisons Limited	United Kingdom	100
May and Baker Limited	United Kingdom	100
Aventis Pharma ZAO	Russia	100
Sanofi-Aventis Vostok	Russia	51
Sanofi-Aventis Pharma Slovakia s.r.o.	Slovakia	100
Sanofi-Aventis AB	Sweden	100
Sanofi SA-AG	Switzerland	100
Sanofi-Aventis (Suisse) SA	Switzerland	100
Sanofi-Aventis Ilaclari Limited Sirketi	Turkey	100
Winthrop Ilac Anonim Sirketi	Turkey	100
Sanofi-Synthélabo Ilac AS	Turkey	100
Sanofi-Synthélabo BMS ADI Ortakligi partnership(1)	Turkey	50.1
Sanofi-Aventis Ukraine LLC	Ukraine	100

(1)	Partnership with Bristol-Myers Squibb (see Note C.1.).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

United States		Financial interest %
Armour Pharmaceutical Co.	United States	100
Aventis Inc.	United States	100
Aventisub Inc.	United States	100
Aventis Holdings Inc.	United States	100
Aventis Pharmaceuticals Inc.	United States	100
BiPar Sciences Inc	United States	100
Carderm Capital L.P.	United States	100
Chattem, Inc.	United States	100
Chattem (Canada) Holdings, Inc.	United States	100
HBA Indemnity Insurance, Ltd	United States	100
Sanofi-Aventis US Inc.	United States	100
Sanofi-Aventis US LLC.	United States	100
Sanofi Pasteur Biologics Co.	United States	100
Sanofi Pasteur Inc.	United States	100
Sanofi-Synthélabo Inc.	United States	100
Signal Investment & Management Co.	United States	100
SunDex, LLC	United States	100
TargeGen, Inc.	United States	100
Sanofi Pasteur VaxDesign Corporation	United States	100
Vaxserve Inc.	United States	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Other countries		Financial interest %
Sanofi-Aventis South Africa (Pty) Ltd	South Africa	100
Winthrop Pharmaceuticals (Pty) Ltd	South Africa	100
Winthrop Pharma Saïdal S.P.A.	Algeria	70
Sanofi-Aventis Algérie	Algeria	100
Sanofi-Aventis Argentina S.A.	Argentina	100
Quimica Medical S.A.	Argentina	100
Sanofi-Aventis Australia Pty Limited	Australia	100
Sanofi-Aventis Healthcare Holdings Pty Ltd	Australia	100
Sanofi-Aventis Healthcare Pty Ltd	Australia	100
Bullivant’s Natural Health Products (International) Pty Ltd	Australia	100
Bullivant’s Natural Health Products Pty Ltd	Australia	100
Cenovis Pty Ltd	Australia	100
MCP Direct Pty Ltd	Australia	100
Carlson Health Pty Ltd	Australia	100
Sanofi-Aventis Comercial e Logistica Ltda	Brazil	100
Sanofi-Aventis Farmaceutica Ltda	Brazil	100
Medley Comercial e Logistica Ltda	Brazil	100
Medley S.A. Industria Farmaceutica	Brazil	100
Sanofi Pasteur Limited	Canada	100
Sanofi Pharma General Partnership	Canada	100
Sanofi-Aventis Canada Inc.	Canada	100
Chattem (Canada) Corp.	Canada	100
Chattem Canada ULC	Canada	100
Chattem Canada	Canada	100
Sanofi-Aventis de Chile SA	Chile	100
Sanofi-Aventis Pharma Beijing Co. Ltd	China	100
Sanofi-Aventis (Hangzhou) Pharmaceuticals Co. Ltd	China	100
Shenzhen Sanofi Pasteur Biological Products Co. Ltd	China	100
Hangzhou Sanofi Minsheng Consumer Healthcare Co. Ltd	China	60
Winthrop Pharmaceuticals de Colombia SA	Colombia	100
Sanofi-Aventis de Colombia SA	Colombia	100
Sanofi-Aventis Korea Co. Ltd	Korea	91
Sanofi-Aventis Gulf F.Z.E.	United Arab Emirates	100
Sanofi-Aventis Egypt SAE	Egypt	100
Sanofi-Aventis del Ecuador S.A.	Ecuador	100
Sanofi-Aventis de Guatemala S.A.	Guatemala	100
Sanofi-Aventis Hong Kong Limited	Hong Kong	100
Sanofi-Synthélabo (India) Ltd	India	100
Aventis Pharma Ltd	India	60.4
Shantha Biotechnics Ltd	India	96.4
PT Sanofi-Aventis Indonesia	Indonesia	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

Other countries		Financial interest %
PT Aventis Pharma	Indonesia	75
Sanofi-Aventis K.K.	Japan	100
Sanofi-Aventis Meiji Pharmaceuticals Co Ltd	Japan	51
Winthrop Pharmaceutical Japan Co Ltd	Japan	100
Sanofi-Aventis Yamanouchi Pharmaceutical Inc.	Japan	51
Sanofi Pasteur K.K.	Japan	100
Winthrop Pharmaceuticals (Malaysia) SDN.BHD	Malaysia	100
Sanofi-Aventis (Malaysia) SDN.BHD	Malaysia	100
Maphar	Morocco	80.6
Sanofi-Aventis (Maroc)	Morocco	100
Sanofi-Aventis de Mexico SA de CV	Mexico	100
Sanofi-Aventis Winthrop SA de CV	Mexico	100
Winthrop Pharmaceuticals de Mexico SA de CV	Mexico	100
Laboratorios Kendrick S.A.	Mexico	100
Sanofi-Aventis Pakistan Ltd	Pakistan	53
Sanofi-Aventis de Panama S.A.	Panama	100
Sanofi-Aventis Latin America SA	Panama	100
Sanofi-Aventis del Peru S.A.	Peru	100
Chattem Peru S.R.L.	Peru	100
Sanofi-Aventis Philippines Inc.	Philippines	100
Sanofi-Aventis de la Rep. Dominicana S.A.	Dominican Rep.	100
Aventis Pharma (Manufacturing) Pte. Ltd	Singapore	100
Sanofi-Aventis Singapore Pte. Ltd	Singapore	100
Sanofi-Aventis Taiwan Co. Ltd	Taiwan	100
Sanofi-Synthélabo (Thailand) Ltd	Thailand	100
Sanofi-Aventis (Thailand) Ltd	Thailand	100
Sanofi-Aventis Pharma Tunisie	Tunisia	100
Winthrop Pharma Tunisie	Tunisia	100
Sanofi-Aventis de Venezuela SA	Venezuela	100
Sanofi-Synthélabo Vietnam Pharmaceutical Shareholding Co	Vietnam	70
Sanofi-Aventis Vietnam Co. Ltd	Vietnam	100

The Group has also consolidated Merial and its subsidiaries since September 18, 2009, the date on which control was acquired (see Note D.8.1.).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2010

F.2. Principal associates and joint ventures

		Financial interest %
InfraServ GmbH & Co Höchst KG	Germany	31.2
Bristol-Myers Squibb / Sanofi Canada Partnership	Canada	49.9
Bristol-Myers Squibb / Sanofi Pharmaceuticals Holding Partnership	United States	49.9
Bristol-Myers Squibb / Sanofi Pharmaceuticals Partnership	United States	49.9
Bristol-Myers Squibb / Sanofi Pharmaceuticals Partnership Puerto Rico	United States	49.9
Bristol-Myers Squibb / Sanofi-Synthélabo Partnership	United States	49.9
Bristol-Myers Squibb / Sanofi-Synthélabo Puerto Rico Partnership	United States	49.9
Sanofi Pasteur MSD S.N.C.	France	50
Société Financière des Laboratoires de Cosmétologie Yves Rocher	France	39.1