Form 20-F/A
period 2017-12-31
Sanofi
filed 2018-03-16
CIK 1121404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No.1

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

54, Rue La Boétie, 75008 Paris, France. Fax: 011 + 33 1 53 77 43 03. Tel: 011 + 33 1 53 77 40 00

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing one half of one ordinary share, par value €2 per share	New York Stock Exchange New York Stock Exchange (for listing purposes only) NASDAQ Global Market
Ordinary shares, par value €2 per share
Contingent Value Rights

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

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Sanofi amends Sanofi’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on March 7, 2018. Sanofi is filing this Amendment No. 1 solely to furnish the Interactive Data File discloser as Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not included in the Original 20-F. Exhibit 101 includes information in eXtensible Business Reporting Language (XBRL).

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and Sanofi has not updated disclosures included therein to reflect any events that occurred subsequent to March 7, 2018.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

PART III

ITEM 19.	EXHIBITS

The following is a list of exhibits furnished as part of this Amendment No. 1 to Sanofi’s Annual Report on Form 20-F:

101.INS* XBRL Instance Document

101.SCH* XBRL Taxonomy Extension Schema Document

101.CAL* XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF* XBRL Taxonomy Extension Definition Linkbase Document

101.LAB* XBRL Taxonomy Extension Label Linkbase Document

101.PRE* XBRL Taxonomy Extension Presentation Linkbase Document

*	In accordance with Rule 406T(b)(2) of Regulation S-T, this eXtensible Business Reporting Language (XBRL) information is furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under those sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

Sanofi
(Registrant)
By:	/s/ Alexandra ROGER
Name: Alexandra ROGER
Title: Head of Securities Law and Capital Markets

Date: March 16, 2018