Form 20-F
period 2024-12-31
Sanofi
filed 2025-02-13
CIK 1121404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024 was:
Ordinary shares: 1,263,122,721
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

Presentation of financial
and other information
The consolidated financial statements contained in this annual report on Form 20-F have been prepared in accordance with
International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with
IFRS as endorsed by the European Union, as of December 31, 2024.
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
•trademarks sold by Sanofi and/or its affiliates to a third party, such as Altace, a trademark of King Pharmaceuticals in the
United States; Libtayo, a trademark of Regeneron; Praluent, a trademark of Regeneron in the United States; and
•other third party trademarks such as Stoxx, a trademark of Stoxx Ltd; and Zantac, a trademark of Glaxo Group Limited (except in the US and Canada).
Not all trademarks related to products under development have been authorized as of the date of this annual report by the relevant health authorities.
The data relating to market shares and ranking information for medicines and vaccines, in particular as presented in “Item 4. Information on the Company — B. Business Overview — B.5. Markets — B.5.1. Marketing and distribution,” are based primarily on sales data excluding vaccines and in constant euros (unless otherwise indicated) on a September 2024 moving annual total (MAT) basis. The data are primarily from a IQVIA local sales audit, supplemented by country-specific sources.
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
•statements of our profit forecasts, trends, business strategies, plans, objectives or goals, including those relating to products, clinical studies, regulatory approvals and competition; and
•statements about our future events and economic performance or that of France, the United States or any other countries in which we operate.
Words such as “believe,” “anticipate,” “can,” “contemplate,” “could,” “plan,” “expect,” “intend,” “is designed to,” “may,” “might,”
“plan,” “potential,” “objective,” “target,” “estimate,” “project,” “predict,” “forecast,” “ambition,” “guideline,” "seek," “should,” “will,”
"goal," or the negative of these and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent, known and unknown risks, uncertainties and assumptions associated with the regulatory, economic, financial and competitive environment, and other factors that could cause actual future results to differ materially from those expressed or implied in the forward-looking statements.
These risks, uncertainties and assumptions include risk factors, which could also affect future results and cause actual results to differ materially from those contained in any forward-looking statements, and which include those discussed under “Item 3. Key
Information — D. Risk Factors.” Additional risks, not currently known or that are currently considered immaterial by the Group, may have the same unfavorable effect and investors may lose all or part of their investment.
As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. Moreover, forward-looking statements speak only as of the date they are made. Other than required by law, we do not undertake any obligation to update them in light of new information, future developments or otherwise, except as required by law. These forward-looking statements are based upon information, assumptions and estimates available to us as of the date of this annual report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. In light of these risks,uncertainties and assumptions, you should not place undue reliance on any forward looking statements contained herein.
You should read this annual report and the documents that we reference in this annual report and have filed as exhibits completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these statements.
Abbreviations
Principal abbreviations used in the Annual Report on Form 20-F

ADR	American Depositary Receipt
ADS	American Depositary Share
AFEP	Association française des entreprises privées (French Association of Large Companies)
AMF	Autorité des marchés financiers (the French market regulator)
ANDA	Abbreviated New Drug Application
BLA	Biologic License Application
BMS	Bristol-Myers Squibb
CEO	Chief Executive Officer
CER	Constant exchange rates
CGU	Cash generating unit
CHC	Consumer Healthcare, Opella
CHMP	Committee for Medicinal Products for Human Use
COVALIS	Sanofi committee for internal occupational exposure limits (Comité des Valeurs Limites Internes Sanofi)
CSR	Corporate Social Responsibility
CVR	Contingent value right
EFPIA	European Federation of Pharmaceutical Industries and Associations
EMA	European Medicines Agency
EU	European Union
FCF	Free cash flow
FDA	US Food and Drug Administration
GAVI	Global Alliance for Vaccines and Immunisation
GBU	Global Business Unit
GERS	Groupement pour l'Élaboration et la Réalisation de Statistiques (French pharmaceutical industry statistics partnership)
GCP	Good clinical practices
GDP	Good distribution practices
GHG	Greenhouse gas
GLP	Good laboratory practices
GLP-1	Glucagon-like peptide-1
GMP	Good manufacturing practices
GRI	Global Reporting Initiative
Hib	Haemophilus influenzae type b

HSE	Health, Safety and Environment
IASB	International Accounting Standards Board
ICH	International Council for Harmonization
IFPMA	International Federation of Pharmaceutical Manufacturers & Associations
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IPV	Inactivated polio vaccine
ISIN	International Securities Identification Number
J-MHLW	Japanese Ministry of Health, Labor and Welfare
LoE	Loss of Exclusivity
LSD	Lysosomal storage disorder
MEDEF	Mouvement des entreprises de France (French business confederation)
mRNA	messenger RNA
MS	Multiple sclerosis
NASDAQ	National Association of Securities Dealers Automated Quotations
NDA	New Drug Application
NHI	National Health Insurance (Japan)
NYSE	New York Stock Exchange
OECD	Organisation for Economic Co-operation and Development
OPV	Oral polio vaccine
OTC	Over the counter
PhRMA	Pharmaceutical Research and Manufacturers of America
PMDA	Pharmaceuticals and Medical Devices Agency (Japan)
PRV	Priority Review Voucher
PTE	Patent Term Extension
QIV	Quadrivalent influenza vaccine
R&D	Research and development
SA	Société anonyme (French public limited corporation)
SEC	US Securities and Exchange Commission
SPC	Supplementary Protection Certificate
TRIBIO	Sanofi Committee for Biological Risk Prevention (Biosafety, Biosecurity, Biosurveillance)
TSR	Total shareholder return
UNICEF	United Nations Children’s Emergency Fund
US	United States of America
WHO	World Health Organization

[THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

SANOFI FORM 20-F 2024	1

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
Risks relating to legal and regulatory matters
Product liability claims could adversely affect our business, results of operations and financial condition
Product liability is a significant risk for any pharmaceutical company, given that liability claims relating to our industry are unforeseeable by nature. The evolving regulatory environment worldwide (the ever-more stringent regulatory requirements applicable to the pharmaceutical industry, plus more stringent data, quality, and supply obligations) clearly impacts our potential liability, and we may incur different liability claims to what we have handled in the past, regarding their nature, scope, and level.
For a detailed analysis of the regulatory environment in which we operate, refer to “Item 4. Information on the Company - B.
Business Overview - B.5.3. Regulatory framework.” Substantial damages have been awarded by some jurisdictions and/or settlements agreed – notably in the United States and other common law jurisdictions – against pharmaceutical companies based on claims for injuries allegedly caused using their products. Such claims can also lead to product recalls, withdrawals, or declining sales, and/or be accompanied by consumer fraud claims by customers, third-party payers seeking reimbursement of the cost of the product and/or other claims, including potential civil or criminal governmental actions.
We are currently defending several product liability claims (see Note D.22.a. to the consolidated financial statements included at
Item 18. of this annual report) notably with respect to Taxotere, Zantac, Depakine and Gold Bond, and there can be no assurance that we will be successful in defending these claims, or that we will not face additional claims in the future.
Establishing the full side effect profile of a pharmaceutical drug goes beyond data derived from preapproval clinical studies which may only involve several hundred to several thousand patients. Routine review and analysis of the continually growing body of post-marketing safety data and clinical studies provide additional information – for example, potential evidence of rare, population-specific, or long-term adverse events or of drug interactions that were not observed in preapproval clinical studies.
This causes product labeling to evolve over time following interactions with regulatory authorities, which may include restrictions of therapeutic indications, new contraindications, warnings, or precautions and occasionally even the suspension or withdrawal of a product marketing authorization. Following any of these events, pharmaceutical companies can face significant product liability claims (see Note D.22.a. to the consolidated financial statements included at Item 18. of this annual report).
Furthermore, we commercialize several devices (some of which use new technologies) which, if they malfunction, could cause unexpected damage and lead to product liability claims (see “Breaches of data security, disruptions of information technology systems and cyber threats could result in financial, legal, competitive, operational, business or reputational harm” below).

2	SANOFI FORM 20-F 2024

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
Claims and investigations relating to ethics and business integrity, competition law, marketing practices, pricing, human rights of workers and other legal matters could adversely affect our business, results of operations and financial condition
Our industry is heavily regulated and legal requirements vary from country to country, and new requirements are imposed on our industry from time to time. Governments and regulatory authorities around the world have been strengthening implementation and enforcement activities in recent years, including in relation to anti-bribery, anti-corruption, and ethical requirements with respect to medical and scientific research, interactions with healthcare professionals and payers, and respect for the human rights of workers.
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
Sanofi and certain of its subsidiaries could become the subject of investigations or proceedings by various government entities or could face audits and/or litigation, including allegations of corruption, claims related to employment matters, patent and intellectual property disputes, consumer law claims and/or competition law and tax audits. We are currently the target of a number of lawsuits relating to pricing and marketing practices (including, for example, “whistleblower” litigation in the United
States), which we are vigorously defending. With respect to tax issues, the complexity of the fiscal environment is such that the ultimate resolution of any tax matter may result in payments that are greater or less than the provisions we have booked. See
“Item 8. Financial Information — A. Consolidated Financial Statements and Other Financial Information — Information on Legal or
Arbitration Proceedings” and Note D.22. to our consolidated financial statements included at Item 18. of this annual report. In addition, responding to such investigations is costly and may divert management’s attention from our business.
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
documentation and data to the relevant regulatory authorities either at the time of the filing of the application for a marketing authorization or later during its review. Each regulatory authority may impose its own requirements which can evolve over time.
Each regulatory authority may also delay or refuse to grant approval even though a product has already been approved in

SANOFI FORM 20-F 2024	3

PART I
ITEM 3. Key Information
another country. Regulatory authorities are increasingly strengthening their requirements on product safety and risk/benefit profiles. All these requirements, including post-marketing requirements, have increased the costs associated with maintaining marketing authorizations (see “Item 4. Information on the Company — B. Business Overview — B.5. Markets — B.5.3. Regulatory
framework”).
Moreover, to monitor our compliance with applicable regulations, the FDA, EMA, WHO and comparable national agencies in other jurisdictions routinely conduct regulatory inspections of our facilities, distribution centers, commercial activities and development centers (including hospitals), and may identify potential deficiencies which we must adequately address. More generally, if we fail to adequately respond to regulatory inspection observations identified during an inspection or fail to comply with applicable regulatory requirements at all or within the targeted timeline, we could be subject to enforcement, remedial and/or punitive actions by the FDA (such as a Warning Letter, injunction, seizure or cease and desist order), the EMA or other regulatory authorities. For example, in January 2025, the FDA issued a warning letter related to certain GMP practices at our Framingham facility. In addition, we have an obligation to monitor and report adverse events and safety signals. To comply with these duties, we must regularly train our employees and certain third parties (such as external sales forces and distributor employees) on regulatory matters, including on pharmacovigilance. If we fail to train these people, or fail to train them appropriately, or if they do not comply with contractual requirements, we may be exposed to the risk that safety events are not reported or not reported in a timely manner in breach of our reporting obligations.
Due to regulatory or geopolitical constraints, we may face delays in our clinical studies due, for example, to the new EU Clinical
Trials Regulation review process for approvals of new studies or for the transition of ongoing studies under such new regulation, and/or restrictions imposed on clinical study sites, and/or delays in the supply chain for investigational products and/or the initiation and enrollment of patients in our clinical studies, and/or disruptions related to regulatory approvals, for instance due to the inability of health authorities to perform inspections in other countries and/or delays in label expansions for existing products, and/or delays due to the complexities of the review processes for clinical studies which involve an investigational device or diagnostic combined with the investigational product. We may not be able to fully mitigate these delays, which could negatively impact the timing of our pipeline development programs and may have a negative impact on our product development and launches and hence on future product sales, business, and results of operations.
In addition, all aspects of our business, including research and development, manufacturing, marketing, reimbursement, pricing, and sales, are subject to extensive legislation and governmental regulation. Changes in applicable laws and the costs of compliance with such laws and regulations could have an adverse effect on our business.
For example, the pharmaceutical industry has experienced challenges due to the implementation of the new European Union regulations for Medical Devices (EU MDR) and for In-Vitro Diagnostic Devices (IVDR), which entered into force in May 2021 and
May 2022, respectively. In October 2024, the European Parliament adopted a resolution for a revision of these regulations with a view to addressing challenges, in particular obstacles associated with the implementation of the EU MDR and IVDR; however, the outcome of that resolution is uncertain at this stage. The FDA's recent rulemaking on laboratory-developed tests (LDTs), implemented in May 2024, introduces significant regulatory uncertainty and potential delays in product availability as clinical testing laboratories in the US adapt to new requirements; this poses a risk to Sanofi clinical study timelines and the availability of testing to support commercial products given that LDTs are used for patient selection, product dose decisions, treatment monitoring and clinical study endpoints.
For information about risks related to changes (i) in proprietary rights rules and regulations, see “– We rely on our patents and other proprietary rights to provide exclusive rights to market certain of our products. If such patents and other rights were limited, invalidated, or circumvented, our financial results could be adversely affected” below; and (ii) in environmental rules and regulations, see “– Management of the historical contamination related to our past industrial activities could adversely impact our results of operations and reputation” below.
In addition, changes in tax laws or regulations or their interpretation or exposures to additional tax liabilities around the world could negatively impact our operating results. Changes to tax laws or regulations may occur at any time, and any related expense or benefit recorded may be material to the fiscal quarter and year in which the law change is enacted. As a result of the 2024 presidential and legislative elections in the United States, changes to applicable laws and regulations that have been announced, proposed, and/or adopted, or could be made or expanded in the future, may result in new or expanded trade restrictions by the
United States and/or other countries, including, but not limited to, tariffs or import taxes being applied to imported goods and services which could affect our operations and our exports into the United States. Other countries may implement trade restrictions and/or retaliatory measures as well. Any such trade restrictions or measures could affect our operations, our exports into the United States and other countries and/or our supply chains. Significant modifications to tax legislation are also expected in some of the markets where we operate, such as France and the United States. All these elements could negatively impact our business and operating results.
Furthermore, most of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our revenues and capital gains. However, the outcome of those mechanisms developed to resolve such conflicting claims can in some circumstances be uncertain and can be expected to be very lengthy. Provisions for tax contingencies are made based on experience, interpretations of tax law, and judgments about potential actions by tax authorities. However, due to the complexity of tax contingencies, the ultimate resolution of any tax matter may result in payments materially different from the amounts accrued.

4	SANOFI FORM 20-F 2024

PART I
ITEM 3. Key Information
We rely on our patents and other proprietary rights to provide exclusive rights to market certain of our products. If such patents and other rights were limited, invalidated, or circumvented, our financial results could be adversely affected
Through patent and other proprietary rights, such as data exclusivity or supplementary protection certificates in Europe, we hold exclusivity rights for several of our research-based products. However, the protection that we are able to obtain varies in its duration and scope. Furthermore, patents and other proprietary rights do not always provide effective protection for our products. We cannot be certain that we will obtain adequate patent protection for new products and technologies in important markets or that such protections, once granted, will last as long as originally anticipated.
For example, governmental authorities are increasingly looking to facilitate generic and biosimilar competition for existing products through new regulatory proposals intended to achieve, or resulting in, changes to the scope of patent or data exclusivity rights and using accelerated regulatory pathways for generic and biosimilar drug approvals. At the EU level, the proposed wide-ranging revision of the general pharmaceutical legislation may pose downside risks to innovation and competitiveness in Europe, primarily due to the reduction of intellectual property (IP) protections and a stricter incentives framework for orphan medicinal products (OMPs). Such regulatory proposals could make patent prosecution for new products more difficult and time consuming or could adversely affect the exclusivity period for our products.
Moreover, manufacturers of generic products or biosimilars are increasingly seeking to challenge patent validity or coverage before the patents expire, and manufacturers of biosimilars or interchangeable versions of the products are seeking to have their version of the product approved before the exclusivity period ends. Furthermore, in an infringement suit against a third party, we may not prevail, and the decision rendered may not conclude that our patent or other proprietary rights are valid, enforceable, or infringed. Our competitors may also successfully avoid our patents. Even in cases where we ultimately prevail in an infringement claim, legal remedies available for harm caused to us by infringing products may be inadequate to make us whole. Moreover, a successful result against a competing product for a given patent or in a specific country is not necessarily predictive of our future success against another competing product or in another country because of local variations in the patents and patent laws.
In addition, if we lose patent protection because of an adverse court decision or a settlement, we face the risk that government and private third-party payers and purchasers of pharmaceutical products may claim damages alleging they have over-
reimbursed or overpaid for a drug.
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
We have increased the proportion of biological therapeutics in our pipeline relative to traditional small molecule pharmaceutical products. Typically, the development, manufacture, sale, and distribution of biological therapeutics is complicated by third-party intellectual property rights (otherwise known as freedom to operate (FTO) issues), to a greater extent than for the small molecule therapeutics, because of the types of patents allowed by national patent offices. Further, our ability to successfully challenge third-party patent rights is dependent on the legal interpretation and case law of national courts. In addition, we expect to face increasing competition from biosimilars in the future. With the accelerated regulatory pathways provided in the United States and Europe for biosimilar drug approval, biosimilars can be a threat to the exclusivity of any biological therapeutics we sell or may market in the future and can pose the same issues as the small molecule generic threat described above. If a biosimilar version of one of our products were to be approved, it could reduce our sales and/or profitability of that product.
We currently hold trademark registrations and have trademark applications pending in many jurisdictions, any of which may be the subject of a governmental or third-party objection, which could prevent the maintenance or issuance of the trademark. As our products mature, our reliance on our trademarks and trade dress to differentiate us from our competitors increases and, as a result, our business could be adversely affected if we are unable to prevent third parties from adopting, registering, or using trademarks and trade dress that infringe, dilute, or otherwise violate our rights.
If our patents and/or proprietary rights to our products were limited or circumvented, our financial results could be adversely affected.

SANOFI FORM 20-F 2024	5

PART I
ITEM 3. Key Information
Failure to comply with data ethics and privacy regulations could adversely affect our business and reputation
We operate in an environment that relies on the collection, processing, analysis, and interpretation of large sets of patients’ and other individuals’ personal data, and the operation of our business requires data to flow freely across borders of numerous countries.
The legal and regulatory environment of data privacy is diversified, with regional legislation such as the General Data Protection
Regulation (GDPR) in Europe, the Personal Information Protection Law (PIPL) in China, and other significant privacy legislation, including the California Consumer Privacy Act (CCPA) in the United States. As the framework continues to evolve, some uncertainty remains with respect to absence of clear guidance or case law.
Such uncertainty could result in an operational risk limiting or preventing the transfer of data across borders, which may have an impact on our activities (e.g., on clinical studies). Breach of the regulations described above could also carry financial sanctions and may harm our reputation and those of our activities that rely on personal data processing.
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
–mandatory price cuts, renegotiations, industry payback and rebates,
–delisting from reimbursement and restrictions on the label population,
–access restrictions for high-priced innovative medicines,
–prescribing guidelines and binding medicine utilization controls,
–Medicare drug price negotiations under the US Inflation Reduction Act (IRA),
–greater use of tendering and centralized procurement (national/regional/class-wide level),
–cross-country cooperation in price negotiations, contracting or procurement, which is already occurring to some extent, such as the Vaccine Alliance (GAVI), the BeNeLuxA alliance in Europe, and the Pan American Health Organization (PAHO),
–shifting of the payment burden to US patients and access disruptions through copay accumulator and maximizer programs as well as alternative funding programs,
–more aggressive formulary utilization management controls (including stepped therapy, strict prior authorization criteria, formulary exclusions) by US insurers and pharmacy benefits managers (PBMs), and
–discriminatory and non-transparent pricing and procurement policies (e.g. government procurement restrictions, import bans) in favor of domestic pharmaceutical companies,
–widespread use of health technology assessment (HTA) to inform coverage and reimbursement decisions, and
–more stringent evidence and value requirements (e.g. comparative effectiveness, patient preferences, real-word evidence, health economic modelling) by payers and HTA authorities, raising the bar for market entry,
•unreasonable thresholds for cost-effectiveness :
–increasingly restrictive HTA decisions with significant variation across markets; increased generic and biosimilar competition, accelerating price erosion, and
–next generation biosimilars coming to the market across major therapeutic areas; and
•potential savings from increased biosimilar use, which are expected to be a cumulative $290 billion globally from 2023 to 2027 and could reach $383 billion  according to the IQVIA Institute's recent Global Use of Medicines report:
–evolving regulatory landscapes to support interchangeability (e.g., in the US and EU) and pharmacy substitution (e.g. in the
EU Nordic countries, Germany and France).
In the United States, which accounted for 48.7% of our net sales in 2024, the Inflation Reduction Act (IRA) was enacted in
August 2022. The law includes three core drug pricing provisions (Medicare negotiation, Part D redesign, and Medicare inflation penalties). Significant uncertainties remain on the process and methods of Medicare negotiation. While no Sanofi product was among the first ten drugs to face Medicare price negotiations in 2024, the new legislation may likely have a negative impact on our revenue growth and will influence our portfolio strategy in the mid- to longer term. However, recent election results in the US may spark uncertainty for the IRA. Although a full repeal of the IRA may be unlikely due to budgetary impact, the new US administration could change some of the IRA provisions, including Medicare drug price negotiations.
Furthermore, we face increasing pricing pressure and gross-to-net (GTN) erosion from continuing vertical integration and consolidation of the US health insurance market, as well as political scrutiny over insulin prices, which resulted in the list price of
Lantus being lowered by 78% effective January 1, 2024. With the three largest pharmacy benefit manager group purchasing organizations (PBM GPOs) (Ascent, Zinc and Emisar) now covering over 85% of prescription drug claims, consolidation has led to increased utilization management and restrictive formularies, increasing the negotiating power of PBMs over drug manufacturers and thereby adversely impacting our sales.

6	SANOFI FORM 20-F 2024

PART I
ITEM 3. Key Information
Under the new US administration we could face unpredictable drug pricing policies, an increasing focus on price transparency, persistent supply chain challenges due to high dependency on active pharmaceutical ingredient imports, an ‘America First’
protectionist policy, and explosive growth of the federal 340B drug pricing program.
In China, high pricing pressure and intensifying local competition are expected to continue as a growing number of our products are subject to national reimbursement drug list (NRDL) negotiations and national volume-based procurement (VBP) tenders, giving priority to the lowest prices with limited acceptability of value based-pricing. At market entry, new drugs listed on the
NRDL had an average price cut of 60.1% over the past five years. Further expansion of the (VBP) policy to biologics and biosimilars also poses a growing threat to our key established products and our biologics portfolio, with over 500 drugs targeted for inclusion by 2025.
Several factors may hinder or delay our research and development efforts to renew our portfolio of medicines and vaccines
Discovering and developing a new medicine or vaccine is a costly, lengthy, and uncertain process. To be successful in the highly competitive biopharmaceutical industry, we must commit substantial resources each year to research and development in order to develop new medicines and vaccines to compensate for decreasing sales of medicines and vaccines facing patent expiration and termination of regulatory data exclusivity, introduction of lower-priced generics and biosimilars, or competition from new product launches by competitors that are perceived as being equivalent or superior to our therapies. We must pursue both research and early- and late-stage development to achieve a sustainable and well-balanced portfolio. In 2024, we spent
€7,394 million on research and development, amounting to 18.0% of our net sales. As part of an update on our Play to Win strategy, we announced in October 2023 our intent to increase our research and development spend. Failure to invest in the right technology platforms, disease areas, medicine or vaccine classes, geographic markets, and licensing or acquisition opportunities could adversely impact the productivity of our internal pipeline.
We are pursuing a pipeline-driven transformation, including potential multi-indication opportunities such as amlitelimab, frexalimab, and the oral TNFR1si, intended to address unmet medical needs in markets with a low penetration of novel therapies, or where there is no current effective therapy approved. We focus our R&D strategy on therapeutics in immunology, rare diseases, neurology, and selectively in oncology. In 2021, Sanofi acquired Translate Bio to accelerate the deployment of mRNA technology for the development of new vaccines, including for seasonal influenza, and beyond vaccines, therapeutics where there is a strong unmet medical need. However, mRNA technology is still in its early days and the ability of this technology to produce strong results with an acceptable safety profile remains to be fully asserted. We may fail to improve our development productivity sufficiently to sustain our pipeline (see also “— We may fail to successfully identify external business opportunities or realize the anticipated benefits from our strategic investments or divestments” below).
The competitive landscape includes a high level of uncertainty as numerous companies are working on or may be evaluating similar targets to us. A medicine or vaccine considered as promising at the beginning of its development may become less attractive if a competitor addressing the same unmet need reaches the market earlier. There can be no assurance that any of our pipeline candidates will be proven safe or effective (see “Item 4. Information on the Company — B. Business Overview
— B.4. Global research & development”). Over these research and development cycles, usually spanning several years, there is a substantial risk at each stage of development – including pre-clinical activities and clinical studies – that we will not achieve our goals of safety and/or efficacy and that we will have to abandon a medicine or vaccine in which we have invested substantial amounts of money and human resources. For instance, the global clinical development program of amcenestrant for breast cancer was discontinued in August 2022 following the outcome of the prespecified interim analysis of a Phase 3 study. As another example, in late 2023, based on the outcome of a prespecified interim analysis of a Phase 3 study, the global clinical development program for tusamitamab ravtansine was discontinued after the Independent Data Monitoring Committee found that the compound, as a monotherapy, did not meet its dual primary endpoints. Studies are increasingly designed with clinical endpoints of superiority, which means that failure to achieve those endpoints could damage the medicine or vaccine’s outlook and our overall development program.
Decisions concerning the studies to be carried out can have a significant impact on the marketing strategy for a given medicine or vaccine. Multiple in-depth studies can demonstrate that a medicine or vaccine has additional benefits, facilitating the marketing, but such studies are expensive and time consuming and may delay the medicine or vaccine’s submission to regulatory authorities for approval.
In addition, following (or in some cases in parallel with) the marketing authorization, a dossier is also submitted to governmental agencies and/or national or regional third-party payers for review. These Health Technology Assessment (HTA) bodies evaluate evidence on the value of the new medicine or vaccine, assess the medical need it serves, and provide recommendations on the corresponding reimbursement. Such analyses may require additional studies, including comparative studies, which may effectively delay marketing, change the population which the new medicine or vaccine treats, and add costs to the development. Our continuous investments in our research and development pipeline, and in launches of newly registered molecules, could therefore result in increased costs without a proportionate increase in revenues, which would negatively affect our operating results and profitability.
Furthermore, there can be no assurance that all medicines or vaccines approved or launched will generally achieve commercial success.
Finally, even after a medicine or vaccine reaches the market, certain developments following regulatory approval may reduce demand for them. Clinical studies and post-marketing surveillance of certain marketed medicines and vaccines have the potential to raise concerns among some prescribers and patients relating to the safety, efficacy, or tolerability of pharmaceuticals in general, which could negatively affect sales or lead to increased volatility in market reaction.

SANOFI FORM 20-F 2024	7

PART I
ITEM 3. Key Information
Breaches of data security, disruptions of information technology systems and cyber threats could result in financial, legal, competitive, operational, business, or reputational harm
Our business depends heavily on the use of interdependent information technology systems, including Internet-based systems and digital tools. Certain key areas such as research and development, production and sales are largely dependent on our information systems (including cloud-based computing) or those of third-party providers (including for the storage and transfer of critical, confidential, sensitive, or personal information regarding our patients, clinical studies, vendors, customers, employees, collaborators and others). We are therefore vulnerable to cybersecurity attacks and incidents and misuse or manipulation of any of these IT systems could result in exposure of confidential information or the modification of critical data.
We and our third-party service providers, suppliers, contract manufacturers, distributors or other contracting third parties use, to the best of our ability, secure information technology systems for the protection of data and threat detection. Like many companies, we may experience certain of the following events which pose a risk to the security and availability of these systems and networks, and the confidentiality, integrity, and availability of our sensitive data: breakdown, outages, service disruption or impairment, data loss or deterioration in the event of a system malfunction or increasing threat of data theft or corruption in the event of a cyber-attack, security breach, industrial espionage attacks, insider threat attacks, cybercrimes, including state-
sponsored cybercrimes, malware, misplaced or lost data, programming or human errors or other similar events. Also, in the event of an attack, US and European legislation related to the financing of terrorism imposes increasing restrictions on payments of ransom. As a result, our ability to recover the data might be limited. Therefore, our business continuity could be at risk if we are unable to recover data through back-ups and restorations. In addition, in the EU, a number of existing and forthcoming rules and laws – including NIS2, the European Health Data Space (EHDS), the Data Act, the Cyber Resilience Act and the AI Act – are
changing privacy and cybersecurity compliance requirements, and creating new potential enforcement risks.
We are increasingly using generative artificial intelligence (AI) to enhance our business processes. Although we have set up a governance body to control the AI initiatives taken on a company-wide scale and have made a generative AI charter available to all our employees, this new technology, like other AI technology, entails risks linked to transparency, fairness, data privacy and confidentiality, eco-responsibility, and cybersecurity. These risks could result in unintended consequences such as unethical practices, business and reputational harm, cyber-attacks, and security breaches (see “— We may fail to develop or take advantage of digitalization and prioritizing data as an organizational asset” below). There is a global trend towards more comprehensive regulation of AI that may require us to modify existing or adopt new compliance procedures or developments.
Each of these events could negatively impact important processes, such as scientific research and clinical studies, the submission of outcomes to health authorities for marketing authorizations, the functioning of production processes and the supply chain, compliance with legal requirements, trade secrets, security strategies and other key activities, including Sanofi’s employees’
ability to communicate between themselves as well as with third parties (see also “— Product liability claims could adversely affect our business, results of operations and financial condition” above). This could result in material financial, legal, competitive, operational, business, or reputational harm.
Although we maintain relevant insurance coverage, this insurance may not be sufficiently available in the future to cover the financial, business, or reputational losses that may result from an interruption or breach of our systems. For example, certain types of cyber-attacks could be considered as an act of war subject to insurance exclusion.
The manufacture of our products is technically complex, and supply interruptions, product recalls or inventory losses caused by unforeseen events may reduce sales, adversely affect our operating results and financial condition, delay the launch of new products, and negatively impact our image
Many of our products are manufactured using technically complex processes with production constraints, including the need for specialized facilities, trained and certified employees, and highly specific raw materials. We must ensure that all manufacturing processes comply with (i) current Good Manufacturing Practices (cGMP), (ii) other applicable regulations issued by governmental health authorities around the world, as well as (iii) our own quality standards. Third parties supply us with a portion of our raw materials, active ingredients, and medical devices, which exposes us to the risk of a supply shortage or interruption especially if these suppliers are unable to manufacture our products in line with quality standards or if they experience financial difficulties.
Epidemics and other public health crises, such as the COVID-19 pandemic, expose us to risks of a slowdown or temporary suspension in the production of our active pharmaceutical ingredients, raw materials, and some of our products. Any prolonged restrictive measures put in place to control an outbreak of contagious disease or other adverse public health development, in a country, state or region in which any of our principal production sites are located, may have a material and adverse effect on our manufacturing operations. Any of these factors could adversely affect our business, operating results, or financial condition (see
“Item 4. Information on the Company — B. Business Overview — B.7. Production and raw materials” for a description of these outsourcing arrangements and “A failure in our crisis and business continuity management processes in case of unpredictable events could have negative consequences for our business, operations and reputation” below).
Our business may require the transformation and adaptation of our plants to ensure the continuity of production of our products in sufficient quantities to satisfy demand. This may be necessary to meet the need to produce new products, including biologics, or to ensure the scaling up production of products under development once approved. This need may also result from new regulatory requirements. Furthermore, our biological products are subject to the risk of manufacturing stoppages or the risk of loss of inventory because of the difficulties inherent in the processing of biological materials and the potential difficulties in accessing adequate amounts of raw materials meeting required standards. In addition, specific storage and distribution conditions are required for many biological products (for example, cold storage is required for certain vaccines, insulin-based products, and some hemophilia products). These production difficulties may also be encountered during testing, which is a mandatory requirement prior to drug products being released.

8	SANOFI FORM 20-F 2024

PART I
ITEM 3. Key Information
The complexity of our production processes, as well as standards required for the manufacture of our products, subject us to risks because the investigation and remediation of any identified or suspected problems can cause production delays, substantial expense, product recalls or lost sales and inventories, and delay the launch of new products; this could adversely affect our operating results and financial condition, and cause reputational damage and the risk of product liability (see
“— Product liability claims could adversely affect our business, results of operations and financial condition” above). In addition, some of our production sites, and some of our suppliers’ and/or contractors’ sites, are in areas exposed to natural disasters such as floods, earthquakes, and hurricanes (see “— Climate change or legal, regulatory or market measures to address climate change may negatively affect our business and results of operations” below). Such disasters could be exacerbated by climate change. In the event of a major disaster, we could experience severe destruction or interruption of our operations and production capacity at these sites.
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
Our strategy, as presented in December 2019 and completed as part of our R&D Day presentation in December 2023, focuses on key growth drivers including (but not limited to) Dupixent, Vaccines, and key therapeutic areas in immunology. Nevertheless, market expansion and new launches of medicines and vaccines may not deliver the anticipated benefits. We may also encounter delays or failures in our launch strategy (in terms of timing, pricing, market access, marketing efforts, and dedicated sales forces), such that our products may not deliver the expected benefits. The competitive environment for a given medicine or vaccine may also have changed by the time of the actual launch, modifying our initial forecasts. The need to prioritize the allocation of resources may also cause delays in or hamper the launch or expansion of certain medicines or vaccines.
Also, we currently generate a substantial share of our net sales from certain key products (see “Item 5. Operating and
Financial Review and Prospects — A.2.1. Net sales — 3/Net Sales – Biopharma segment”). For example, Dupixent generated net sales of €13,072 million in 2024 representing 31.8% of our net sales for the year and is Sanofi’s biggest product in terms of sales.
Among our flagship products, Lantus, Lovenox, Plavix, Jevtana and Aubagio already face generic competition on the market. In
2024, Lantus was one of Sanofi’s leading products with net sales of €1,628 million. With respect to influenza, which represented
30.8% of vaccines net sales in 2024, we may face potential challenges. The influenza market is expected to have several new competitive entrants, both from standalone flu mRNA and COVID-flu combinations, who could be on the market ahead of us.
Additionally, the influenza market globally is subject to intense pricing pressure, as well as a decrease in vaccination coverage.
The combination of such factors could result in a lowering of revenue from sales of influenza vaccines. Beyfortus, which represented 20.3% of our vaccines net sales in 2024, may also face competition from another monoclonal antibody in the coming years, which could negatively impact our revenue in this area.
More generally, expiration of effective intellectual property protections for our products typically results in the market entry of one or more lower-priced generic competitors, often leading to a rapid and significant decline in revenues from those products
(for information regarding ongoing patent litigation see Note D.22.b. to the consolidated financial statements included at
Item 18. of this annual report).
The introduction of a generic product results in adverse price and volume effects for our branded or genericized products. For example, although we do not believe it is possible to state with certainty what level of net sales would have been achieved in the absence of generic competition, a comparison of our consolidated net sales for 2024 and 2023 for the main products affected by generic and biosimilar competition shows a loss of €794 million of net sales on a reported basis (see “Item 5. Operating and
Financial Review and Prospects — A.1.2. Impacts of Competition from generics and biosimilars”). However, other parameters may have contributed to the loss of sales, such as a fall in the average price of certain products (e.g., Lantus).
Furthermore, in general, if one or more of our flagship products were to encounter problems (such as material product liability litigation, unexpected side effects, product recalls, non-approval by the health authorities of a new indication for a marketed product, pricing pressure and manufacturing or supply issues), the adverse impact on our business, results of operations and financial condition could be significant.
(1)The information in this section supplements the disclosures required under IFRS 7 as presented in Notes B.8.7., D.10. and D.34. to our consolidated financial statements, provided at Item 18. of this annual report.

SANOFI FORM 20-F 2024	9

PART I
ITEM 3. Key Information
We rely on third parties for the discovery, manufacture, marketing, and distribution of some of our products
Our industry is both highly collaborative and competitive, whether in the discovery and development of new products, in-
licensing, the marketing and distribution of approved products, or manufacturing activities. We expect that we will continue to rely on third parties for key aspects of our business and we need to ensure our attractiveness as a potential partner.
We conduct several significant research and development programs and market some of our products in collaboration with other biotechnology and pharmaceutical companies. For example, we currently have a global strategic collaboration with
Regeneron on monoclonal antibodies for the development and commercialization of Dupixent, Kevzara (sarilumab) and
SAR440340 (REGN3500- itepekimab) (see “Item 5. Operating and Financial Review and Prospects — A.1.7. Financial
Presentation of Alliances — 1/ Alliance Arrangements with Regeneron Pharmaceuticals Inc.”). We rely upon Regeneron to successfully carry out their responsibilities regarding the manufacture and supply of these collaboration antibodies
(see “Item 4. Information on the Company — B. Business Overview”). In May 2024, we announced a co-exclusive licensing agreement to develop novel flu-COVID-19 combination vaccines with Novavax (see above —“Several factors may hinder or delay our research and development efforts to renew our portfolio of medicines and vaccines”). We may also rely on partners to design and manufacture medical devices, in particular for the administration of our products. Finally, we may rely on partners for the development and commercialization of in-vitro diagnostic tests used in clinical studies, and in-vitro diagnostic tests specified in the labeling of our products as necessary or useful for the management of patients taking our products. As regards some products launched or under development for which we have a collaboration agreement with partners, the terms of the applicable alliance agreement may require us to share profits and losses arising from commercialization of such products with our partners. This differs from the treatment of revenue and costs generated by other products for which we have no alliance agreement, and such profit sharing may deliver a lower contribution to our financial results.
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
Any failures in the development process or differing priorities may adversely affect our business, including the activities conducted through our collaboration arrangements. We also cannot guarantee that third-party manufacturers will be able to meet our near-term or long-term manufacturing requirements, for internal reasons (e.g. in case of financial difficulties), reasons directly related to their contractual relationship with Sanofi, or external reasons (e.g. in the event of a health crisis). Thereby, following the completion of the spin-off of EUROAPI in May 2022, EUROAPI became a third-party manufacturer and continues to manufacture a certain number of active pharmaceutical ingredients for Sanofi. We are also subject to the risk that contract research organizations or other vendors (for instance regarding digital activities) retained by us, or our collaboration partners may not perform effectively.
Any conflicts, difficulties or litigation with our partners during these agreements or at the time of their renewal or renegotiation, or any disruption in the relationships with our partners, may affect the development, manufacturing, launch and/or marketing of certain of our products or product candidates and may cause a decline in our revenues or otherwise negatively affect our results of operations.
We are subject to the risk of non-payment by our customers(1)
Our customers, which consist principally of wholesalers, distributors, pharmacies, hospitals, clinics, and government agencies, present risks related to delayed payments or even non-payment. This risk is accentuated by recent concentrations among distributors and retailers, as well as by ongoing uncertainties in global credit markets and economic conditions, in particular in emerging markets. As a result, we may be affected by fluctuations in the buying patterns of such customers. The United States presents specific customer credit risk issues because of the concentrated pharmaceutical distribution system: in 2024 our three main customers represented respectively 15%, 11% and 8% of our consolidated net sales, respectively. We are also exposed to large wholesalers in other regions, particularly in Europe. An inability of one or more of these wholesalers to honor their debts to us could adversely affect our financial condition (see Note D.34. to our consolidated financial statements included at Item 18. of this annual report).
In certain countries, some of our customers are public or subsidized health systems. The economic and credit conditions in these countries could further extend the average collection period for accounts receivable, putting additional strain on our working capital.
(2)The information in this section supplements the disclosures required under IFRS 7 as presented in Note B.8.7. to our consolidated financial statements, provided at Item 18. of this annual report.

10	SANOFI FORM 20-F 2024

PART I
ITEM 3. Key Information
Global economic conditions and an unfavorable financial environment could have negative consequences for our business(2)
Over the past several years, growth of the global pharmaceutical market has increasingly been tied to global economic trends. In this context, a substantial and lasting slowdown or instability of the global economy, major national economies or emerging markets could negatively affect the global pharmaceutical market's growth and, as a result, adversely affect our business. For example, unpredictable geopolitical conditions that currently exist in various parts of the world could have a material negative impact on our business, in particular the armed conflict between Russia and Ukraine, and the escalation of violence and potential further conflicts in the Middle East. The consequences of these conflicts remain uncertain, and will depend on developments outside Sanofi’s control, including, but not limited to the duration and severity of the conflicts, and the consequences of the ongoing and additional financial and economic sanctions imposed by governments in response. Sanofi faces rising tensions between the US and China, two of our key markets. Trade, economic, technological and military conflicts could disrupt supply chains, raise raw material costs, and affect clinical and manufacturing operations and business strategy. Other related issues have arisen or are arising such as regional instability; geopolitical uncertainties; adverse effects on fuel and energy costs, supply chains, macroeconomic conditions, inflation, and currency exchange rates in various regions of the world and exposure of third parties to gas shortages. Collectively, such unstable conditions could, among other things, disturb the international flow of goods and increase the costs and difficulties associated with international transactions.
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
The challenging economic environment could also negatively impact our net sales. In regions with high unemployment, rising inflation, or limited third-party payer systems, patients may turn to more affordable generic alternatives, delay treatments, or reduce observance to cut costs. In the United States there has been a significant increase in the number of beneficiaries in the
Medicaid program, under which sales of pharmaceuticals are subject to substantial rebates and, in many US states, to formulary restrictions limiting access to brand-name drugs, including ours. Additionally, rising healthcare costs have prompted some employers to transfer a greater share of these costs to their employees, which further decreases demand for brand-name pharmaceuticals and intensifies downward pressure on prices.
Our Opella business (which is classified in “discontinued operations” in Sanofi’s income statement following the announcement of exclusive negotiations for the sale of a 50% controlling stake to CD&R, with the transaction expected to close at the earliest in second quarter 2025, see generally “Item 5. Operating and Financial Review and Prospects”) could also be adversely impacted by deteriorating economic conditions, as consumers may have reduced purchasing power, prompting them to opt for lower-cost alternatives.
Should global economic conditions worsen, or in the event of default or failure of major players including wholesalers or public sector buyers financed by insolvent states, Sanofi's financial situation, profitability, operational results, and distribution channels of products could be adversely affected. See also “— We are subject to the risk of non-payment by our customers” above.
A failure in our crisis and business continuity management processes in case of unpredictable events could have negative consequences for our business, operations, and reputation
We have increased crisis preparedness and response in recent years due in particular to crises such as the COVID-19 pandemic and ongoing war in Ukraine and conflicts in the Middle East. Nevertheless, unpredictable and extraordinary internal or external events, or a combination of escalating events that may occur as a result of a large scale cyber-attack (see also “— Breaches of data security, disruptions of information technology systems and cyber threats could result in financial, legal, competitive, operational, business or reputational harm” above), a pandemic or natural disasters, could result in the failure of critical processes within Sanofi or a third party on whom we rely. Moreover, lack of resources and/or low maturity level in crisis management of our service providers faced with an increasing number of major international crises may hamper our ability to implement our business continuity plans. Such failure or limited implementation of our business continuity plans may adversely impact our business, operations, and reputation.
The occurrence of these unforeseen events may also heighten other risks such as a disruption or temporary suspension in production of active pharmaceutical ingredients, raw materials and some of other products and/or lead to manufacturing delays or disruptions and supply chain interruptions (including to the extent those measures apply to our third-party suppliers) and may have an adverse effect on our business (see “— The manufacture of our products is technically complex, and supply interruptions, product recalls or inventory losses caused by unforeseen events may reduce sales, adversely affect our operating results and financial condition, delay the launch of new products and negatively impact our image” above). Also, a sudden increase in demand for selected medicinal products in the event of a crisis can result in short-term unavailability or shortages of raw materials.

SANOFI FORM 20-F 2024	11

PART I
ITEM 3. Key Information
Climate change or legal, regulatory or market measures to address climate change may negatively affect our business and results of operations
Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present both physical and transition risks to our operations.
Physical risks include adverse impacts on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Natural disasters and extreme weather conditions, such as a hurricane, tornado, earthquake, wildfire, or flooding, may pose physical risks to our facilities and disrupt the operation of our supply chain. The impacts of the changing climate on water resources may result in water scarcity, limiting our ability to access sufficient high-quality water in certain locations, which may increase operational costs. For example, in 2023 and 2024, our sites located in North Africa were exposed to intermittent shortages of drinking water distribution following severe episodes of water scarcity and maintenance issues of municipal utilities systems.
Concern over climate change may also result in new or additional legal or regulatory requirements, designed to reduce greenhouse gas emissions and/or mitigate the effects of climate change on the environment. If such laws or regulations were to be more stringent than current legal or regulatory obligations (e.g., increased carbon taxation risk), we may experience disruption in, or an increase in the costs associated with sourcing, manufacturing, and distribution of our products, which may adversely affect our business, results of operations or financial condition.
The increasing use of social media platforms and new technologies present risks and challenges for our business and reputation
We increasingly rely on social media, new technologies and digital tools to communicate about our products and about diseases or to provide health services. The use of these media requires specific attention, monitoring programs and moderation of comments. Political and market pressures may be generated by social media because of rapid news cycles. This may result in commercial harm, overly restrictive regulatory actions, and erratic share price performance. In addition, unauthorized communications, such as press releases or posts on social media, purported to be issued by Sanofi, may contain information that is false or otherwise damaging and could have an adverse impact on our image and reputation and on our stock price. Negative or inaccurate posts or comments about Sanofi, our business, directors, or officers on any social networking website could seriously damage our reputation. In addition, our employees and partners may use social media and mobile technologies inappropriately, which may give rise to liability for Sanofi, or which could lead to breaches of data security, loss of trade secrets or other intellectual property or public disclosure of sensitive information. Such uses of social media and mobile technologies could have an adverse effect on our reputation, business, financial condition, and results of operations.
Risks relating to Sanofi’s structure and strategy
We may fail to successfully identify external business opportunities or realize the anticipated benefits from our strategic investments or divestments
We pursue a strategy of selective acquisitions, in-licensing, and collaborations to reinforce our pipeline and portfolio. We are also proceeding to selective divestments to focus on key business areas. The implementation of this strategy depends on our ability to identify transaction opportunities, mobilize the appropriate resources to enter into agreements in a timely manner, and execute these transactions on acceptable economic terms. Moreover, entering into in-licensing or collaboration agreements generally requires the payment of significant “milestones” well before the relevant products reach the market, without any assurance that such investments will ultimately become profitable in the long term (see Note C. to the consolidated financial statements included at Item 18. of this annual report and “— We rely on third parties for the discovery, manufacture, marketing, and distribution of some of our products” above). Once a strategic transaction is agreed upon with a third party, we may not be able to complete the transaction in a timely manner or at all. For example, our planned separation of Opella may not be completed on the terms or timeline currently contemplated, if at all, and may not achieve the expected results (see “—Completion of the separation of Opella is subject to conditions that may not be satisfied and we may fail to realize any or all of the anticipated benefits of the separation and/or face unintended adverse impacts on our business” below).
For newly acquired activities or businesses, our growth objectives could be delayed or ultimately not realized, and expected synergies could be adversely impacted if, for example: we are unable to integrate those activities or businesses quickly or efficiently; key employees leave; or we have higher than anticipated integration costs.
The Translate Bio acquisition (see in “— Several factors may hinder or delay our research and development efforts to renew our portfolio of medicines and vaccines” above) which was completed in 2021 may not generate the expected results in terms of developing new mRNA-based products to meet existing or future needs, and the potential of Translate Bio’s mRNA platform may not be realized to its full extent because of the difficulty of integrating the activity quickly and efficiently into the Group.
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
businesses may not always be in full compliance with legal, regulatory or Sanofi standards, including, for example, current Good
Manufacturing Practices (cGMP), which can be costly and time consuming to remedy. As a result, risk management and coverage of such risks, particularly through insurance policies, may prove to be insufficient or ill-adapted.

12	SANOFI FORM 20-F 2024

PART I
ITEM 3. Key Information
With respect to divestments, their financial benefit could be impacted if we face significant financial claims or significant post-
closing price adjustments. Furthermore, the value of the assets to be divested may deteriorate while we are in the process of executing our divestment strategy, with the risk that we do not realize the anticipated benefits.
Because of the active competition among pharmaceutical groups for business development opportunities, there can be no assurance of our success in completing these transactions when such opportunities are identified.
Completion of the separation of Opella is subject to conditions that may not be satisfied and we may fail to realize any or all of the anticipated benefits of the separation and/or face unintended adverse impacts on our business
In October 2024, we announced that we had entered into exclusive negotiations with CD&R for the potential sale and purchase of a 50% controlling stake in Opella and that we would remain a significant shareholder in Opella. This intended separation aims at paving the way for Opella to become a new, standalone leader in Consumer Healthcare, while supporting our strategy and increased focus on innovative medicines and vaccines.
This intended separation may not be completed on the expected terms or may be delayed or may not be completed at all. In particular, completion of the separation will be subject to obtaining regulatory approvals from the competent authorities. There can be no assurance that any or all of these conditions will be satisfied. There can also be no assurance regarding the ultimate timing of the planned separation. Unanticipated developments could delay, prevent or otherwise adversely affect the planned separation, including disruptions in general or financial market conditions, the political and geopolitical situations, and potential problems or delays in obtaining various regulatory approvals or clearances.
Failure to complete the separation would result in the potential benefits of the separation not being realized and could have a material adverse effect on the success of Sanofi as a whole, including our results of operations and financial condition. In addition, if completion of the separation does not occur, the Opella business will remain part of Sanofi, which could (i) have an adverse effect on our strategy, including but not limited to the allocation of resources to the Biopharma segment, where value-creating opportunities and longer-term operational changes have been identified to support our intended accelerated R&D expenditure;
(ii) cause potential delay in the execution of the strategic objectives of Sanofi and the Opella business; and (iii) have a disruptive effect on management and employees of Sanofi and/or the Opella business. Moreover, failure to complete the separation could have an adverse effect on our reputation and on external perception of our ability to implement large scale projects successfully, even where due to factors outside our control. There are also costs associated with the separation that we would still be required to pay even if the separation is not completed.
Completion of the planned separation, for which we have incurred and are expected to incur significant costs, may not achieve the expected benefits in full or in part and there is no guarantee as to the timing of when or if any such benefits may be realized.
The success of the operation and its expected benefits will depend on several factors, including many factors outside of our control, and a number of assumptions that may prove incorrect.
Post-separation, we may face a number of challenges relating to the implementation of the separation and to operating without the Opella business. There may be adverse financial, operational, regulatory, consumer, patient and reputational implications if we fail (either wholly or in part) to meet such challenges. Such adverse implications could impact our financial condition, results of operations and/or prospects. For example, our business will be smaller and less diversified than currently, and will be more susceptible to adverse developments in the remaining business and markets in which we operate. Accordingly, should any part of our remaining business underperform, this could have a greater adverse impact on our results or financial conditions following separation than would have been the case prior to the separation. In addition, post-separation we will have greater relative exposure to the global pharmaceuticals and vaccines markets and the associated risks and will no longer benefit from exposure to the Consumer Healthcare market we had prior to separation from the Opella business, which would make us more reliant on the
R&D process (see “—Several factors may hinder or delay our research and development efforts to renew our portfolio of medicines and vaccines).
Finally, as we will retain a holding in Opella of up to 48% with veto rights only on certain matters, we will not control operational decisions and Opella’s success will depend on its ability to retain talent and skilled professionals and take advantage of the opportunities that lie ahead in its segment. Therefore, our remaining holding in Opella may fall in value if Opella’s strategy does not deliver the expected benefits.
The globalization of our business exposes us to increased risks in specific areas
As part of the presentation of our strategy in December 2019, we identified our strong presence in China among our core drivers, with revenue amounting to 6.5% of our net sales in 2024.
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
significantly impact our business operations. Furthermore, it is not possible to predict if or how such health crisis would impact any affected jurisdiction, or to what extent (see also “— Global economic conditions and an unfavorable financial environment could have negative consequences for our business” above).

SANOFI FORM 20-F 2024	13

PART I
ITEM 3. Key Information
Emerging markets also expose us to more volatile economic conditions; legal, regulatory and political instability, both globally and locally (including a backlash in certain areas against free trade); competition from multinational or locally based companies that are already well established in these markets; the inability to adequately respond to the unique characteristics of emerging markets (particularly with respect to their underdeveloped judicial systems and regulatory frameworks); difficulties in recruiting qualified personnel or maintaining the necessary internal control systems; difficulties that may adversely affect our ability to supply our products, potential exchange controls; weaker intellectual property protection; higher crime levels (particularly with respect to counterfeit products); and compliance issues including corruption and fraud (see particularly “— Claims and investigations relating to ethics and business integrity, competition law, marketing practices, pricing, human rights of workers, and other legal matters could adversely affect our business, results of operations and financial condition” above).
Given the increasing globalization of our business, if relations between the United States, European Union countries and other governments deteriorate, our business and investments in such markets may also be adversely affected. For example, the
BIOSECURE Act in the United States, which would prohibit federal agencies from entering into certain contracts with or expenditures related to companies that have specified commercial connections with “biotechnology companies of concern” (the identification criteria for which have not been determined, and the list of which has not been defined and could be very extensive, including companies in China), has been proposed in the US Congress, and, if enacted, could restrict our ability to contract or collaborate with such biotechnology companies. This, in turn, could materially and adversely affect our or our collaboration partners’ ability to manufacture or supply marketed products and product candidates, or to advance our or our collaboration partners’ preclinical research, which could materially and adversely affect our business and future prospects.
We may fail to develop or take advantage of digitalization and prioritizing data as an organizational asset
We have undertaken several digital initiatives, such as the implementation of artificial intelligence (AI) across our business. For example, in research and development, we have built multiple AI programs to reduce research times through improved predictive modelling. We are also seeking to automate time-consuming activities, enabling research and development teams to scale and accelerate research processes and improve potential target identification in therapeutic areas such as immunology, oncology and neurology. In manufacturing and supply, we have developed an in-house AI-enabled yield optimization solution that delivers higher yield levels and optimizes usage of raw materials.
Our success in these efforts will depend on many factors including data availability; entering into successful partnerships and alliances with technology companies (such as the AI collaboration with Formation Bio and OpenAI announced in May 2024, aimed at building AI-powered software to accelerate drug development ); a profound transformation of our organization; a cultural change among our employees, and the development of relevant skills; our ability to adopt AI agents; attracting and retaining employees with appropriate skills and mindsets in a tight labor market; and successfully innovating across a variety of technology fields, while seeking to comply with evolving external regulations. In recent years, we have accelerated our digital transformation, including in the ways we engage and interact with our stakeholders. However, there is no guarantee that our efforts towards digital transformation will succeed. More generally, we may fail to capture the benefits of AI, digitalization and valuing data as an enterprise asset at an appropriate cost and/or in a timely manner, and/or enter into appropriate partnerships.
Competitors, including new entrants such as tech companies, may outpace us in this fast-moving area. If we fail to adequately integrate digital capabilities into our organization and business model, we could lose patients and market share. This could have an adverse impact on our business, prospects, and results of operations. Because AI is an emerging technology, it is possible that our use of AI technologies may not have the intended effects or benefits, such as increasing efficiency. In addition, the use of AI technologies presents certain risks, including the use of personal data as described above (see “— Failure to comply with data ethics and privacy regulations could adversely affect our business and reputation" above).
The success of digital initiatives will also depend on our ability to shift our culture to a data-driven culture and to transform the architecture of our business process designs to integrate AI. This calls for management of data as an asset and the definition of a robust life-cycle management process for data that is applied consistently across Sanofi. Misuse of such technologies could negatively affect our reputation, disrupt our operations, or otherwise have a material adverse impact on our financial results and could also subject us to legal and reputational risks.
We may fail to accelerate our operational efficiency and perform our transformation program
As part of the presentation of the next chapter of our Play to Win strategy in October 2023, we announced our intent to improve our operating efficiencies to fund growth. We also announced savings of a total of up to €2 billion from 2024 to the end of 2025, most of which will be reallocated to fund innovation and growth drivers. We also announced our intent to separate
Opella, with an anticipated closing date of the transaction at the earliest in the second quarter 2025, subject to obtaining regulatory approvals from the competent authorities. (See also “— Completion of the separation of Opella is subject to conditions that may not be satisfied and we may fail to realize any or all of the anticipated benefits of the separation and/or face unintended adverse impacts on our business”). To deploy our strategy, we must also disrupt our normal course of business and transform our operations. Nevertheless, we may not succeed in federating employees behind the transformation program, which may hamper our ability to execute such organizational changes. Besides, there is no guarantee that we will be able to fully deliver these operating efficiencies or separate the Opella business within the targeted timeline, or at all, or generate the expected benefits.

14	SANOFI FORM 20-F 2024

PART I
ITEM 3. Key Information
Unsuccessful management of sustainability (environmental, social and governance) matters could adversely affect our reputation and we may experience difficulties meeting the expectations of our stakeholders
Companies are increasingly expected to behave in a responsible manner on a variety of sustainability matters, by governmental and regulatory authorities, counterparties such as vendors and suppliers, customers, investors, the public at large and others. This context, driven in part by a rapidly changing regulatory framework in the US and in Europe, including the EU’s Corporate
Sustainability Reporting Directive (CSRD), is raising new challenges and influencing strategic decisions that companies must take if they wish to optimize their positive impact and mitigate their negative impact on sustainability matters. These evolving regulatory requirements are also likely to result in increased costs and complexities of compliance in order to collect, measure and report on the relevant ESG-related information, and may expose us to additional regulatory, litigation and reputational risk. Given recent political and geopolitical pressures, there is also the possibility that some or part of these rules or regulations are rolled back or amended, in which case we would face additional compliance costs and, depending on such changes, we may face other adverse effects described below.
We have adopted a sustainability strategy that aims at ensuring global access and affordability, addressing unmet needs with transformative therapies, and minimizing the impact of our activities and products on the climate and the environment. The strategy includes leveraging our personnel’s experience and making societal impact a key driver of our employees’ engagement.
However, despite our ambitions we could be unable to meet our sustainability or other strategic objectives in an efficient and timely manner, or at all.
Furthermore, statements about our ESG-related initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve and assumptions that are subject to change in the future.
We may also be unable to meet the ever more demanding criteria used by rating agencies in their sustainability assessments process, leading to a downgrading in our rating. Financial investments in companies which perform well in sustainability assessments are increasingly popular, and major institutional investors have made known their interest in investing in such companies.
Depending on sustainability assessments, our ability to fulfill our sustainability strategy, and on the rapidly changing views on acceptable levels of action across a range of sustainability topics from investors, we may be unable to meet society’s or investors’
expectations or the targets or goals contained in our sustainability strategy, in which case, our reputation may be harmed; we may face increased compliance or other costs; and interest in subscribing to securities issued by us, and our ability to participate in the debt and equity markets, may decrease. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals.
In addition, in recent years “anti-ESG” sentiment has gained momentum across the US, with several states and Congress having proposed or enacted “anti-ESG” policies, legislation, or initiatives or issued related legal opinions, and the US President having recently issued an executive order opposing diversity equity and inclusion (“DEI”) initiatives in the private sector. Such anti-ESG and anti-DEI-related policies, legislation, initiatives, litigation, scrutiny and other actions could result in additional compliance obligations, Sanofi becoming the subject of investigations and enforcement actions, or otherwise suffering reputational harm.
Our success depends in part on our senior management team and other key employees and our ability to attract, integrate and retain key personnel and qualified individuals in the face of intense competition
Our success depends on the expertise of our senior management team and other key employees. In 2024, there were 2,282 “Senior Leaders” within Sanofi. In addition, we rely heavily on recruiting and retaining talented people to help us meet our strategic objectives. We face intense competition for qualified individuals for senior management positions, or in specific geographic regions or in specialized fields such as clinical development, biosciences and devices, or digital and artificial intelligence. Our ability to hire qualified personnel also depends in part on our ability to reward performance, incentivize our employees and pay competitive compensation. The inability to attract, integrate and/or retain highly skilled personnel, in particular those in leadership positions, may weaken our succession plans, may materially adversely affect the implementation of our strategy and our ability to meet our strategic objectives, and could ultimately adversely impact our business or results of operations.
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
(3)The information in this section supplements the disclosures required under IFRS 7 as presented in Note B.8.7. to our consolidated financial statements, provided at Item 18. of this annual report.

SANOFI FORM 20-F 2024	15

PART I
ITEM 3. Key Information
Management of the historical contamination related to our past industrial activities could adversely impact our results of operations and reputation
The environmental laws of various jurisdictions impose actual and potential obligations on our Company to manage and/or remediate contaminated sites. These obligations may relate to sites (i) that we currently own or operate; (ii) that we formerly owned or operated; or (iii) where waste from our operations was disposed.
These environmental remediation obligations could reduce our operating results. Sanofi accrues provisions for remediation when our management believes the need is probable and that it is reasonably possible to estimate the cost (see Note D.22 to the consolidated financial statements included at Item 18. of this annual report). Our provisions for these obligations may be insufficient if the assumptions underlying these provisions prove incorrect or if we are held responsible for additional, currently undiscovered contamination. These judgments and estimates may later prove inaccurate, and any shortfalls could have an adverse effect on our results of operations and financial condition. For more detailed information on environmental policies and issues, see “Item 4. Information on the Company — B. Business Overview — B.9. Health, Safety and Environment" and
Notes "B.12. Provisions for risks" and "D.19.3. Other provisions" to the consolidated financial statements included at Item 18. of this annual report.
We are or may become involved in claims, lawsuits and administrative proceedings relating to environmental matters.
Some current and former Sanofi subsidiaries have been named as “potentially responsible parties” or the equivalent under the US Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA, also known as “Superfund”), and similar statutes or obligations in France, Germany, Italy, Brazil and elsewhere. As a matter of statutory or contractual obligations, we and/or our subsidiaries may retain responsibility for environmental liabilities at some of the sites of our predecessor companies, or of subsidiaries that we demerged, divested, or may divest. We have disputes outstanding regarding certain sites no longer owned or operated by the Company. An adverse outcome in such disputes might have an adverse effect on our operating results. See Note D.22.d to the consolidated financial statements included at Item 18. of this annual report and
“Item 8. Financial Information — A. Consolidated Financial Statements and Other Financial Information — Information on Legal or
Arbitration Proceedings”.
Environmental regulations are evolving. For example, in Europe, new or evolving regulatory regimes include the Registration,
Evaluation, Authorization and Restriction of Chemicals Regulation (which may include, in the future, a restriction on per- and polyfluoroalkyl substances (PFAS) based on a recent draft released by the European Chemicals Agency (ECHA)); the
Classification and Labelling regulations applicable to hazardous chemicals; directives related to the control of major-accident hazards (the “Seveso” directives); the Industrial Emission regulations; the Waste Framework Directive; the Emission Trading
Scheme Directive; the Water Framework Directive; the Directive on Taxation of Energy Products and Electricity; and the recently adopted Urban Wastewater Treatment Directive, as well as other regulations aimed at protecting public health or preventing climate change. Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to our Company and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants, site restoration and compliance to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in capital expenditures as well as other costs and liabilities, thereby adversely affecting our business, results of operations or financial condition.
Risks related to financial markets(3)
Fluctuations in currency exchange rates could adversely affect our results of operations and financial condition
Because we sell our products in numerous countries, our results of operations and financial condition could be adversely affected by fluctuations in currency exchange rates. We are particularly sensitive to movements in exchange rates between the euro and the US dollar, the Japanese yen, the Chinese yuan, and currencies in emerging markets. In 2024, 48.7% of our net sales were generated in the United States, 22.0% in Europe, and 29.4% in the Rest of the World region (see the definition in
“Item 5. Operating and Financial Review and Prospects — A. Operating results”), including countries that are, or may in future become, subject to exchange controls (including 6.5% in China and 3.4% in Japan). While we incur expenses in those currencies, the impact of currency exchange rates on these expenses does not fully offset the impact of currency exchange rates on our revenues. As a result, currency exchange rate movements can have a considerable impact on our earnings. When deemed appropriate and when technically feasible, we enter into transactions to hedge our exposure to foreign exchange risks. These efforts, when undertaken, may fail to offset the effect of adverse currency exchange rate fluctuations on our results of operations or financial condition. For more information concerning our exchange rate exposure, see “Item 11. Quantitative and Qualitative
Disclosures about Market Risk.”

16	SANOFI FORM 20-F 2024

PART I
ITEM 3. Key Information
Risks relating to an investment in our shares or ADSs
Foreign exchange fluctuations may adversely affect the US dollar value of our ADSs and dividends
(if any) regardless of our operating performance
Holders of American depositary shares (ADSs) face exchange rate risks. Our ADSs trade in US dollars and our shares trade in euros. The value of the ADSs and our shares could fluctuate substantially as the exchange rates between these currencies fluctuate. If and when we pay dividends, they would be denominated in euros. Fluctuations in the exchange rate between the euro and the US dollar will affect the US dollar amounts received by owners of ADSs upon conversion by the depositary of cash dividends, if any. Moreover, these fluctuations may affect the US dollar price of the ADSs on the NASDAQ Global Select Market
(NASDAQ) whether we pay dividends, in addition to any amounts that a holder would receive upon our liquidation or in the event of a sale of assets, merger, tender offer or similar transaction denominated in euros or any foreign currency other than
US dollars.
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
Sales of our shares may cause the market price of our shares or ADSs to decline
Sales of large numbers of our shares, or a perception that such sales may occur, could adversely affect the market price for our shares and ADSs. L’Oréal, our largest shareholder, is not subject to any contractual restrictions on the sale of the shares it holds in our Company. L’Oréal does not consider its stake in our Company as strategic and completed an off-market block trade of which
2.3% was bought back by Sanofi in February 2025. See “Item 7. Major Shareholders and Related Party Transactions" below.
Our largest shareholder owns a significant percentage of the share capital and voting rights of Sanofi
Following the buy-back we made of a block of shares from L'Oréal in February 2025, and after cancellation of said shares, L'Oréal will own (excluding treasury shares) 7.2% of our share capital and 13.1% of our voting rights. See “Item 7. Major Shareholders and
Related Party Transactions — A. Major Shareholders”. Affiliates of L’Oréal currently serve on our Board of Directors. To the extent
L’Oréal continues to hold a large percentage of our share capital and voting rights, it will remain in a position to exert greater influence in the appointment of the directors and officers of Sanofi and in other corporate actions that require shareholders’
approval.

SANOFI FORM 20-F 2024	17

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
Sanofi reports segment information for the Biopharma operating segment, further to the opening of exclusive negotiations between Sanofi and Clayton, Dubilier & Rice (CD&R) on October 21, 2024 with a view to selling an equity interest in Opella, which would lead to loss of control over Opella on the effective closing date, scheduled for the second quarter of 2025 at the earliest.
Prior to the opening of those exclusive negotiations, Opella (formerly Consumer Healthcare) was an operating segment of
Sanofi. As a result of the announcement of the Proposed Opella Transaction (as defined in Note D.1.1.2. Project to divest a controlling interest in Opella), as of the fourth quarter of 2024 Opella meets the criteria for a discontinued operation under
IFRS 5 (see Note B.7.), and the net income from this business is now presented separately within the line item Net income from discontinued operations in the consolidated income statement. This presentation in a separate line item in the income statement applies to results of operations for the current period, and for the comparative periods presented. With effect from that date, Sanofi became a dedicated Biopharma company of which the performance, based on internal management reporting, is subject to regular review by the Chief Executive Officer, Sanofi's chief operating decision-maker.
The Biopharma operating segment comprises commercial operations and research, development and production activities relating to the Specialty Care, General Medicines and Vaccines franchises plus support and corporate functions, for all geographical territories. It also includes revenues generated by legal entities within the Biopharma segment (and included in the scope of continuing operations) from the manufacture of Consumer Healthcare products on behalf of legal entities within
Opella; those revenues are presented within Other Revenues in the income statement. The Biopharma operating segment also includes the the purchase price of Biopharma products manufactured by legal entities within the Opella scope.
The “Other” category comprises primarily, but not exclusively, Consumer Healthcare activities that will not be transferred on the effective date of loss of control of Opella. These are primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028 after a transitional period required to complete the transfer plan agreed with Sanofi in the context of public tendering arrangements ; (ii) sales made by the dedicated entity Opella Russie, the equity interests in which will be retained by Sanofi. Sanofi will continue to distribute Opella products in Russian territory under the distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of this retained interest during the distribution agreement term ; and (iii) sales of the Gold Bond product range, which are continuing in the
United States through the retained subsidiary Gold Bond LLC (holder of the associated worldwide property rights).
Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of
Opella as a discontinued operation.
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
The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.
Main events over the last three years
On February 8, 2022, Sanofi acquired the entire share capital of the immuno-oncology company Amunix Pharmaceuticals, Inc.
(Amunix), thereby gaining access to Amunix’s innovative ProXTen technology and a promising pipeline of immunotherapies.
On May 3, 2022, Sanofi’s General Meeting of Shareholders approved the decision to distribute approximately 58% of the share capital of EUROAPI, a European leader in the development, manufacture, marketing and distribution of active pharmaceutical ingredients (APIs), in the form of an exceptional dividend in kind to Sanofi shareholders. On the dividend payment date of May 10, 2022 (further to the admission of EUROAPI shares to listing on the regulated market of Euronext Paris on May 6, 2022), Sanofi divested control over EUROAPI and its subsidiaries, resulting in their deconsolidation from the Sanofi consolidated financial statements as of that date.

18	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
On March 13, 2023, Sanofi and Provention Bio, Inc. (Provention), a US-based publicly-traded biopharmaceutical company developing therapies to prevent and intercept immune-mediated diseases including type 1 diabetes, entered into an agreement under which Sanofi acquired the outstanding shares of Provention common stock for $25.00 per share in an all-cash transaction valued at approximately $2.8 billion. On April 27, 2023, Sanofi announced the completion of its acquisition of
Provention. The acquisition added Tzield (teplizumab-mzwv), a therapy for type 1 diabetes, to Sanofi’s core General Medicines medicine portfolio.
On July 28, 2023, Sanofi announced that it had entered into a definitive agreement to acquire ownership of Qunol, a market-
leading US-based health & wellness brand. This transaction was intended to strengthen Opella in the Vitamin, Mineral and
Supplements (VMS) category, one of the largest and fastest-growing consumer health categories in the US, focused on the dynamic healthy aging segment. Sanofi’s acquisition of QRIB Intermediate Holdings, LLC was completed on September 29,
2023, at a purchase price of $1,419 million.
On May 30, 2024, Sanofi announced that it had completed the acquisition of Inhibrx, Inc (Inhibrx), a publicly-traded, clinical-
stage biopharmaceutical company focused on developing a pipeline of novel biologic therapeutic candidates in oncology and orphan diseases. The acquisition added SAR447537 (formerly INBRX-101) to Sanofi’s rare disease development portfolio. Under the terms of the merger agreement, Sanofi agreed to (i) pay Inhibrx stockholders $30 per share of Inhibrx common stock on closing of the merger (approximately $1.7 billion) and issue one non-transferable contingent value right (CVR) per share of
Inhibrx common stock, entitling its holder to receive a deferred cash payment of $5, contingent upon the achievement of certain regulatory milestones (approximately $0.3 billion, if those milestones are achieved); (ii) pay off Inhibrx’s outstanding third-party debt (approximately $0.2 billion); and (iii) contribute capital to a new publicly traded company (New Inhibrx) (at least
$0.2 billion). Since the closing of the merger, Inhibrx has become a wholly owned subsidiary of Sanofi. Additionally, Sanofi retains a minority stake (approximately 8%) in New Inhibrx.
On October 21, 2024, Sanofi and Clayton, Dubilier & Rice (CD&R) announced that they had entered exclusive negotiations for the Proposed Opella Transaction as defined under "Item 4 –B.3. Opella." The opening of the exclusive negotiations relating to the Proposed Opella Transaction, and the signature of a put option agreement as of that date (leading to loss of the control previously exercised by Sanofi over Opella), triggered the reclassification of the Opella business as a discontinued operation for the 2024 financial year. Opella meets the criteria for a discontinued operation under IFRS 5, and the post-tax profit or loss from
Opella is now presented separately within the line item Net income/(loss) from discontinued operations in Sanofi's consolidated income statement. This presentation in a separate line item of the income statement applies to operations for the year ended December 31, 2024 and for the comparative periods presented. Sanofi has exercised the put option, pursuant to which Sanofi is contemplating entering into an agreed form share purchase agreement; that agreement, once entered into by the parties, will govern the terms for the sale and purchase of the share capital of Opella. Sanofi expects to receive a cash payment during 2025, which may reach several billion euros, upon closing of the Proposed Opella Transaction, expected in the second quarter of 2025 at the earliest, while retaining an indirect stake of around 50% in Opella. The proceeds would be used in line with Sanofi’s existing capital allocation priorities, including shareholder returns.
On November 29, 2024, Sanofi entered into a definitive agreement with Recordati for the sale of Sanofi's global rights to
Enjaymo. Under this agreement, Sanofi received an upfront payment of $825 million and will be eligible for milestone payments of up to $250 million based on sales. This divestment is part of Sanofi's strategy to streamline its portfolio and focus on core biopharmaceutical innovations.
More detailed information about these changes is provided in Note D.1. to our consolidated financial statements, included at
Item 18. of this annual report.
B. Business overview
Sanofi’s activities are organized around the following categories: Immunology & Inflammation, Rare Diseases, Neurology, Oncology,
Other Medicines, Vaccines, and Opella. Except for Opella, which is a held-for-sale operation and therefore presented as a discontinued operation in 2024 in accordance with IFRS 5, all of Sanofi's activities fall within the Biopharma operating segment.
B.1. Strategy
The market context for Sanofi
Several fundamental trends continue to point to a positive outlook for the pharmaceutical industry. The global population is growing and aging, and unmet medical needs remain high. Health needs have further increased, strengthening the key roles of innovation in R&D activities and cutting-edge manufacturing. The industry has taken steps to increase R&D productivity, with the objective of launching a higher number of innovative medicines and vaccines. Patients around the world – including a rising middle class in emerging markets – are demanding better healthcare, empowered by access to more and more information. It is a challenging time scientifically and technologically: the promise of artificial intelligence (AI) is generating new insights into how to diagnose and treat diseases, and Immunology remains a key therapeutic area with high unmet needs. Digital technologies and advanced data analytics are having a transformative effect across sales and marketing activities, R&D and manufacturing, and are acting as enablers for new businesses.
At the same time, increased geopolitical uncertainties, inflation, supply shortages, and issues around budget tightening will continue to put pressure on healthcare costs, and on the entire healthcare value chain. Although we believe that pharmaceuticals and vaccines will remain a fundamentally attractive business within that value chain, the bar for innovation will most likely continue to rise. Payers will continue to put scrutiny on prices and reimbursement criteria, and demand demonstration of real-life
(1)In partnership with Regeneron.

SANOFI FORM 20-F 2024	19

PART I
ITEM 4. Information on the Company
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
In October 2023, we announced that we had entered the next chapter of our Play to Win Strategy and:
•increased investments in our pipeline to fully realize long-term growth potential, bolstered by successful launches and R&D progress;
•launched strategic cost initiatives, with most of the savings to be reallocated to fund innovation and growth drivers;
•announced our intention to separate the Consumer Healthcare Business ; and
•reiterated our capital allocation policy.
1) Focus on growth
•Dupixent (dupilumab)(1) – By leveraging the product’s unique mechanism of action targeting the type 2 inflammation pathway and its favorable safety profile, we have raised our ambition for peak sales of Dupixent. In September 2024, Dupixent was approved in the US by the FDA as the first-ever biologic medicine for patients with Chronic Obstructive Pulmonary Disease
(COPD).
•Vaccines – Sanofi has progressed to continued strong growth, driven by four core franchises: Influenza; Meningitis; Polio,
Pertussis a Hib (PPH) & Boosters; and Respiratory syncytial virus (RSV).
•Pipeline – We are focusing our investments on projects in immunology, rare diseases, neurology and vaccines.
2) Lead with innovation
We have been able to shift from a priority medicine list to a steady flow of medicines in a refocused, consistent pipeline. Our pipeline is showing potential opportunities for market-leading products.
To continue fueling our promising pipeline and enhance our position in our core therapeutic areas, we have:
i.acquired Inhibrx, Inc,. adding a potential best-in-class rare disease medicine for Alpha-1 Antitrypsin Deficiency to the pipeline;
ii.entered into a strategic collaboration with Synthekine to develop and commercialize IL-10 receptor agonists for the treatment of inflammatory diseases;
iii.established a strategic collaboration with Belharra to advance the discovery of novel small molecule therapeutics for immunological diseases;
iv.established a co-exclusive licensing agreement with Novavax to co-commercialize a COVID-19 vaccine and develop novel flu-
COVID-19 combination vaccines;
v.entered into an exclusive worldwide out-licensing agreement with Vir Biotechnology for three clinical-stage masked T-cell engagers and exclusive use of the protease-cleavable masking platform for oncology and infectious diseases, medicines previously acquired by Sanofi from Amunix Pharmaceuticals;
vi.entered into a three-way collaboration with Formation Bio and OpenAI to build AI-powered software to accelerate drug development and bring new medicines to patients more efficiently;
vii.secured rights to develop a CD73 inhibitor(uliledlimab) in China, from VJ Pharma, a company spun out from I-Mab; and
viii.entered into an exclusive licensing agreement (i) with RadioMedix to develop radiopharmaceuticals for PET imaging and targeted alpha therapy (TAT) to respond to unmet medical needs in cancer, and (ii) with Orano Med to develop lead-212
(212Pb) radioligand therapies (RLTs) for cancer.
3) Accelerate efficiency
In October 2023, we announced new Strategic Costs Initiatives. We are improving our cost structure, launching efficiency initiatives across our Biopharma business to free operational resources to support R&D investment and unlock value-creation opportunities. This includes prioritizing our investments in R&D and modernizing our approach to commercial delivery.
To transform the practice of medicine, we are developing and deploying AI-powered solutions across all business units at all levels of Sanofi, not only to increase automation and efficiency, but also to fundamentally change the way we work and think. We are investing in computational tools and AI to become the leading digital healthcare platform for employees, patients and providers. AI and data science are already supporting our teams in areas such as accelerating drug discovery, improving clinical trial design, and streamlining the manufacture and supply of drugs and vaccines. We are driving a company-wide culture shift that embeds digital DNA into the fabric of our organization.
Our R&D teams are already accelerating their work: our Target Discovery engines have delivered seven novel drug targets in just one year, while our mRNA modelling solution has cut mRNA design time in half. Our Manufacturing & Supply (M&S) teams are saving time on time-consuming tasks and spending more time taking action based on data insights. By assessing data trends and identifying production outliers, we help our teams optimize the use of raw materials and resources as they manufacture and

20	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
distribute life-changing therapies to patients around the globe. Our Portfolio Strategy teams are using AI to leverage data such as internal clinical-trial and commercial data, as well as external information like competitor news flow, to predict value drivers such as R&D costs, trial enrollment, and a program’s probability of success.
In 2024, we achieved key AI milestones across the business:
•in partnership with Aily Labs, we deployed the internal application plai. Plai aggregates internal data across all functions and harnesses the power of AI to provide timely insights and personalized “what if” development scenarios to support informed decision-making. We also hosted our inaugural global hackathon, enabling over 31,000 Sanofi employees to learn about the AI
Agents used in Sanofi operations;
•the expansion of our accelerators continued with the launch of two additional accelerators: a digital R&D accelerator, followed by a digital M&S accelerator in 2024;
•in Research, we have built multiple AI programs to reduce research times through improved predictive modelling and automated time-sink activities. As a result, AI enables R&D teams to scale and accelerate research processes and improve potential target identification in therapeutic areas like immunology, oncology or neurology by 20 to 30%;
•in Manufacturing & Supply, we have developed an in-house AI-enabled yield optimization solution which learns from past and current batch performance in an effort to enable consistently higher yield levels. This optimizes usage of raw materials, supports our environmental efforts and supports improved cost efficiency; and
•we have partnered with FormationBio and OpenAI to develop AI-powered software to accelerate drug development, create custom drug development lifecycle solutions and bring new medicines to patients more efficiently:
–in 2024 we focused on unifying Sanofi’s approach to data and AI, standardizing our approach to unlock value through shared tools and assets,
–Sanofi's internal GenAI tools are maturing rapidly, with Concierge (launched October 2024) and a successful M365 Copilot pilot completed,
–over 2,000 new users, across verticals, were trained on GenAI tooling delivered from GenAI Board-approved use cases in
2024,
–approximately 7,000 Sanofi employees received training throughout Gen AI courses on SanofiU, our in-house learning platform.
4) Reinvent how we work
Transformation and simplification have started, with the aim of increasing empowerment and accountability. To drive implementation of our new culture built on stronger focus, diversity and teamwork, we have streamlined our executive leadership team around 13 members. Three new members were appointed to our Executive Committee in 2024: Brian Foard as Head of the
Specialty Care Global Business Unit (succeeding Bill Sibold); François Roger as Chief Financial Officer (succeeding Jean-Baptiste de Chatillon); and Audrey Duval as Global Head of Corporate Affairs. The complete Sanofi Executive Committee now includes the four managers who head up our Global Business Units (Specialty Care, General Medicines, Vaccines, and Opella) as well as the heads of each of the following support functions: Research and Development; Manufacturing & Supply; Finance; People &
Culture; Digital, Legal, Business Integrity & Global Security; Corporate Affairs; Ethics and Business Operations.
In 2024, we progressed further in building and simplifying our standalone Opella organization. We have further reduced our portfolio, mainly through divestments, to approximately 100 brands (15% fewer than in 2023).
In October 2024, in line with our strategy of increased focus on innovative medicines and vaccines, we announced that we had entered into exclusive negotiations with CD&R for the potential sale and purchase of a controlling stake of approximately 50% in
Opella. For more information on this potential transaction, see “— B.3 Opella.”
Our Corporate Social Responsibility (CSR) strategy aims to build a healthier, more resilient world by ensuring access to healthcare for the world’s poorest people and bringing focus to addressing broader unmet needs. Our commitment to society also aims to accelerate our goal of reducing the environmental impact of our products and of our worldwide operations. Key to tackling the global challenges that face our company are our people, who each have a role to play in building a diverse and inclusive workplace.
Our CSR Strategy focuses on four building blocks integrated into our Play to Win core business strategy:
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
Building on the existing strategy, an evolution of the CSR strategy was presented to and validated by the Board in late 2024. The
CSR strategy will be unveiled internally and externally in early 2025 and implemented thereafter.
Capital allocation policy
We will continue to pursue our focused and disciplined capital allocation policy. Our priorities in deploying the cash generated from our operations are, in the following order: (i) investment in organic growth; (ii) business development and merger &
acquisition activities, focusing on bolt-on, value-enhancing opportunities to drive scientific and commercial leadership in core therapeutic areas; (iii) growing the annual dividend; and (iv) anti-dilutive share buybacks. We also have the potential to raise capital through asset disposals, including streamlining “tail” brands in our Established Products business.

SANOFI FORM 20-F 2024	21

PART I
ITEM 4. Information on the Company
B.2. Biopharma segment
The sections below provide additional information on our main medicines. Our intellectual property rights over our biopharma medicines are material to our operations and are described at “B.6. Patents, Intellectual Property and Other Rights” below. As disclosed in “Item 8. Financial Information — A. Consolidated Financial Statements and Other Financial Information — Patents” of
this annual report, we are involved in significant litigation concerning the patent protection of a number of these medicines. For more information on sales performance, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”
Immunology & Inflammation
Dupixent
Dupixent (dupilumab) is a fully human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13
(IL-13) pathways and is not an immunosuppressant. Dupilumab is jointly developed by Sanofi and Regeneron under a global collaboration agreement. To date, dupilumab has been studied across more than 59 completed studies and 23 ongoing studies, involving more than 12,000 patients with various chronic diseases driven in part by type 2 inflammation. The dupilumab development program has shown significant clinical benefit and a decrease in type 2 inflammation in Phase 3 studies, establishing that IL-4 and IL-13 are key and central drivers of the type 2 inflammation that plays a major role in multiple inflammatory diseases such as atopic dermatitis (AD), asthma, chronic rhinosinusitis with nasal polyposis, eosinophilic esophagitis and prurigo nodularis. Dupixent comes in either a pre-filled syringe for use in a clinic or at home by self-administration as a subcutaneous injection or in a pre-filled pen for at-home administration, providing patients with a more convenient option.
Dupixent is available in all major markets including the US (since April 2017), most European Union countries (the first launch was in Germany in December 2017), Japan (since April 2018), and China (since June 2020).
Atopic dermatitis (AD)
Moderate-to-severe AD, a form of eczema and a chronic inflammatory disease, is characterized by rashes that sometimes cover much of the body and can include intense, persistent itching and skin dryness, cracking, redness, crusting and oozing. Eighty-five to ninety percent of patients first develop symptoms before five years of age, which can often continue through adulthood.
In 2014, the FDA also granted Dupixent Breakthrough Therapy designation, and after a Priority Review evaluation, it granted
Dupixent marketing authorization in March 2017 for the treatment of adults with moderate-to-severe AD whose disease is not adequately controlled with topical prescription therapies, or when those therapies are not advisable. In 2016, the FDA granted
Dupixent Breakthrough Therapy designation for adolescent patients aged 12 to 17 years and in March 2019, the FDA extended the marketing authorization to cover this age group.
In 2016, the FDA granted Breakthrough Therapy designation for Dupixent for the treatment of severe AD in children aged six months to 11 years. On May 26, 2020, Dupixent was approved as the first biologic medicine for children aged six to 11 years with moderate-to-severe AD. Having accepted Dupixent for Priority Review in February 2022, the FDA approved Dupixent on June 7,
2022 for children aged six months to five years with moderate-to-severe AD whose disease is not adequately controlled with topical prescription therapies or when those therapies are not advisable, making Dupixent the first biologic medicine to significantly reduce signs and symptoms in children as young as six months.
The EC approved Dupixent in September 2017 for use in adults with moderate-to-severe AD who are candidates for systemic therapy, and extended the marketing authorization in August 2019 to include adolescents aged 12 to 17 years. On November 30,
2020, the EC extended the marketing authorization to children aged six to 11 years with severe AD and on June 28, 2021, the
Dupixent label was updated with long-term data for up to three years, reinforcing the medicine’s well-established safety profile in adults with moderate-to-severe AD. On January 27, 2023 the CHMP adopted a positive opinion for Dupixent, recommending expanded approval in the EU to treat severe AD in children aged six months to five years who are candidates for systemic therapy. In March 2023, Dupixent was approved by the EC as the first and only targeted medicine for children as young as six months old with severe AD.
On January 22, 2018, the Ministry of Health, Labor and Welfare (MHLW) in Japan granted marketing and manufacturing authorization for Dupixent for the treatment of AD in adults not adequately controlled with existing therapies. More recently, on
September 25, 2023 Dupixent was approved in Japan to treat patients aged six months and older with moderate-to-severe AD.
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
In April 2023, new abstract data from a long-term efficacy open-label study presented at the Revolutionizing Atopic Dermatitis
(RAD) 2023 Spring Conference in Washington, DC showed that Dupixent demonstrated robust and sustained efficacy with progressive improvement of AD signs and symptoms in patients with moderate-to-severe AD who completed up to five years of treatment: the longest duration of data for any biologic medicine in this disease. Additionally, the long-term safety data from a
52-week open-label extension study in children aged six months to five years reinforced the well-established safety profile of
Dupixent observed across all other approved age groups. These data build on the existing evidence supporting the selective way

22	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
Dupixent inhibits IL4/IL-13 pathways, both key and central drivers of type 2 inflammation, thereby significantly improving itching and skin lesions and other important measures that impact a patient’s quality of life. The inclusion of the results from the five-year OLE study for adults in the Dupixent label was approved in Europe in June 2023, and in the US by the FDA in
October 2023.
In March 2023, positive results from the clinical study assessing Dupixent in adults and adolescents with uncontrolled moderate-
to-severe atopic hand and foot dermatitis were presented in a late-breaking session, one of more than 20 Dupixent scientific presentations, at the American Academy of Dermatology (AAD) 2023 Annual Meeting. The study, evaluating a biologic for this difficult-to-treat population, met its primary and key secondary endpoints. In August 2023, the clinical section of the Dupixent label in Europe was updated to include the hand and foot dermatitis population. In January 2024, the Dupixent US label was updated with data further supporting use in AD with moderate-to-severe hand and foot involvement.
These Phase 3 data are from the first and only study evaluating a biologic specifically for this difficult-to-treat population and have also been added to the Dupixent label in the European Union, with regulatory submissions under way in additional countries.
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
In September 2020, new long-term data from a Phase 3 open-label extension study showed sustained improvement in lung function and reduction in severe exacerbations in adults and adolescents with moderate-to-severe asthma. On May 17, 2021, detailed results from a Phase 3 study showed Dupixent significantly reduced severe asthma attacks, and within two weeks rapidly improved lung function in children aged six to 11 years with uncontrolled moderate-to-severe asthma with evidence of type 2 inflammation. Moreover, Dupixent significantly improved overall asthma symptom control and reduced an airway biomarker of type 2 inflammation, called fractional exhaled nitric oxide (FeNO), that plays a major role in asthma.
In October 2021, the FDA approved Dupixent as an add-on maintenance treatment for patients aged six to 11 years with moderate-to-severe asthma characterized by an eosinophilic phenotype or with oral corticosteroid-dependent asthma, thereby bringing a new treatment for children who may be suffering from life-threatening asthma attacks and poor lung function affecting their ability to breathe, which could potentially continue into adulthood. On April 7, 2022, the EC approved Dupixent for use in children aged six to 11 years as an add-on maintenance treatment for severe asthma with type 2 inflammation characterized by raised blood eosinophils and/or raised FeNO, whose symptoms are inadequately reduced with medium to high dose inhaled corticosteroids (ICS) plus another medicine for maintenance treatment.
In March 2019, Dupixent was approved in Japan for treating patients aged 12 years and over with severe or refractory asthma whose symptoms are inadequately controlled with existing therapies. In November 2023, Dupixent received approval in China for treatment of moderate to severe asthma patients aged 12 years and over with type 2 inflammation.
In February 2024, topline results from the VESTIGE Phase 4 clinical study were presented at the 2024 American Academy of
Allergy, Asthma, and Immunology Annual Meeting. This study evaluated the effects of Dupixent on airway remodeling in adults with uncontrolled moderate-to-severe asthma characterized by an eosinophilic phenotype or those dependent on oral corticosteroids.
In 2024, Sanofi initiated a Phase 3 study for children aged 2 to 6 years suffering from asthma. This parallel, two-arm Phase 3 study aims to evaluate the efficacy and long-term safety of dupilumab treatment in children with uncontrolled asthma and/or recurrent severe asthmatic wheeze.
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
In September 2024, the FDA approved Dupixent (dupilumab) as an add-on maintenance treatment for adolescent patients aged
12 to 17 years with inadequately controlled CRSwNP), expanding the initial FDA approval in CRSwNP from June 2019 for patients aged 18 years and older. The FDA evaluated Dupixent for this expanded indication under Priority Review, which is reserved for medicines that represent potentially significant improvements in efficacy or safety in treating serious conditions.
Eosinophilic esophagitis (EoE)
EoE is a chronic and progressive inflammatory disease that damages the esophagus and prevents it from working properly;
swallowing even small amounts of food can be a painful and worrisome choking experience. In severe cases, a feeding tube may be the only option to ensure proper calorific intake and adequate nutrition. As the disease progresses, patients may continue to experience symptoms despite multiple treatments.

SANOFI FORM 20-F 2024	23

PART I
ITEM 4. Information on the Company
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
On December 16, 2022, the EMA’s Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion, recommending the approval of dupilumab in the EU to treat adults and adolescents with EoE. On January 30, 2023, the EC expanded the marketing authorization for Dupixent in the EU to include the treatment of EoE in adults and adolescents aged
12 years and older.
On July 14, 2022, a Dupixent Phase 3 study showed positive results in children aged one to 11 years with EoE, making this the fifth pediatric pivotal study across three type 2 inflammatory diseases to reinforce the well-established efficacy and safety profile of
Dupixent. In January 2024, Dupixent was approved by the FDA for the treatment of adult and pediatric patients aged one year or older, weighting at least 15 kilograms, with EoE. The EoE pediatric indication was approved in the EU in November 2024
Prurigo nodularis (PN)
Prurigo nodularis is a chronic, debilitating skin disease with underlying type 2 inflammation and has one of the highest impacts on a patient’s quality of life among inflammatory skin diseases due to the extreme itching it causes. People with PN experience intense, persistent itching, with thick skin lesions (called nodules) that can cover most of the body. The disease is often painful –
with burning, stinging and tingling of the skin – and can negatively affect mental health, daily living activities and social interactions. High-potency topical steroids are commonly prescribed but are associated with safety risks if used long-term.
The FDA evaluated the Dupixent application for PN under Priority Review on May 31, 2022. On September 29, 2022, the FDA
approved Dupixent for the treatment of adult patients with PN. With this approval, Dupixent became the first and only medicine specifically indicated to treat PN in the US. The FDA approval was based on data from two Phase 3 studies evaluating the efficacy and safety of Dupixent in adults with PN. Efficacy in these studies assessed the proportion of subjects with clinically meaningful reduction in itching, clearing of skin, or both. On December 15, 2022, the EC expanded the marketing authorization for Dupixent in the EU to treat adults with moderate-to-severe PN who are candidates for systemic therapy, after the previous positive recommendation on November 11, 2022.
The Dupixent PN indication was approved in Japan on June 26, 2023, and in China on September 22, 2023.
Chronic spontaneous urticaria (CSU)
CSU is a chronic inflammatory skin disease characterized by the sudden onset of hives on the skin and/or swelling deep under the skin. Despite standard-of-care treatment, people with CSU often experience symptoms including a persistent itching or burning sensation, which can be debilitating and significantly impact quality of life. Swelling often occurs on the face, hands and feet, but can also affect the throat and upper airways. On July 29, 2021 a pivotal Phase 3 study evaluating Dupixent in patients with moderate-to-severe CSU met its primary endpoints and all key secondary endpoints at 24 weeks. Adding Dupixent to standard-of-care antihistamines significantly reduced itching and hives for biologic-naive patients, compared to those treated with antihistamines alone (placebo) in Study A (the first of three studies) of the LIBERTY CUPID clinical program.
Study B of the clinical study evaluated Dupixent in adults and adolescents who remain symptomatic despite standard-of-care treatment and are intolerant or incomplete responders to an anti-IgE therapeutic (omalizumab). Although positive numerical trends in reducing itching and hives were observed, the study was stopped due to futility based on a pre-specified interim analysis. Further analysis demonstrated that Dupixent met the EU primary endpoint (UAS7 at week 24). The safety data were generally consistent with the known safety profile of Dupixent in its approved indications. In December 2022, Dupixent was submitted to the FDA for the CSU indication. In October 2023, the FDA issued a Complete Response Letter (CRL) stating that additional efficacy data were required to support approval; it did not identify any issues with safety or manufacturing.
Accordingly, a third clinical study (Study C) was initiated to provide additional efficacy data.
In September 2024, the Dupixent confirmatory Phase 3 study (LIBERTY-CUPID Study C) met the primary and key secondary endpoints for the investigational treatment of patients with uncontrolled, biologic-naive CSU receiving background therapy with antihistamines. This positive study confirmed results from Study A, the first Phase 3 study of Dupixent in this setting. Earlier in
2024, Japan was the first country in the world to approve and launch Dupixent for adult and adolescent CSU patients based on the results from Study A (February 2024), followed by approvals in the United Arab Emirates (UAE) (September 2024) and Brazil
(November 2024).
Chronic obstructive pulmonary disease (COPD)
COPD is a progressive respiratory disorder that damages the lungs and reduces lung function, making it the fourth leading cause of death worldwide. Key symptoms include persistent coughing, excessive mucus production, and shortness of breath, which can significantly affect daily activities and contribute to sleep disturbances, anxiety, and depression. COPD also imposes a major health and economic burden due to frequent acute exacerbations, often requiring treatment with systemic corticosteroids and/
or antibiotics. While smoking and exposure to harmful particles are primary risk factors, the disease may still progress in those who have quit smoking.
Around 50% of COPD patients continue to experience exacerbations despite receiving triple inhaled therapy. In the US, approximately 300,000 individuals have inadequately controlled COPD with an eosinophilic phenotype, a subgroup prone to a
30% increase in exacerbations and a higher risk of COPD-related hospital readmissions within a year.

24	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
On July 3, 2024, following a positive review by the EMA, the EC approved Dupixent as an add-on maintenance treatment for adults with uncontrolled COPD characterized by elevated blood eosinophils. This approval covers patients already on a combination of an inhaled corticosteroid (ICS), a long-acting beta2-agonist (LABA), and a long-acting muscarinic antagonist
(LAMA), or those on a LABA/LAMA combination if ICS is unsuitable. The EC was the first regulatory agency worldwide to grant approval for Dupixent in COPD patients.
On September 10, 2024, a pooled analysis from the BOREAS and NOTUS Phase 3 studies showed that Dupixent reduced exacerbations and improved lung function compared to placebo in adults with uncontrolled COPD and evidence of type 2 inflammation (i.e. raised blood eosinophils). The results were presented for the first time, in collaboration with Regeneron, at the
2024 European Respiratory Society (ERS) International Congress.
On September 27, 2024, the National Medical Products Administration (NMPA) in China also approved Dupixent as an add-on treatment for adults with uncontrolled COPD and raised blood eosinophils. This approval similarly covers patients on combinations of ICS, LABA, and LAMA, or LABA and LAMA if ICS is not appropriate. Dupixent has now been approved for the treatment of COPD in over 30 countries, including the 27 EU member states.
On September 27, 2024, the FDA approved Dupixent as the first biologic treatment for COPD in the United States. This approval, which applies to adults with inadequately controlled COPD and an eosinophilic phenotype, was based on two pivotal Phase 3 studies showing significant reductions in exacerbations and improvements in lung function and quality of life compared to placebo. Dupixent has become the leading biologic in new-to-brand prescriptions across all its FDA-approved indications and is the most prescribed biologic by US pulmonologists.
Life cycle management
Dupixent is currently being evaluated in clinical development programs for diseases that are driven by type 2 inflammation. These include bullous pemphigoid (BP), chronic pruritis of unknown origin (CPUO), eosinophilic gastroenteritis (EoG), ulcerative colitis
(UC) and Lichen Simplex Chronicus (LSC) See “— B.4. Global research & development”.
In September 2024, Dupixent became the first and only biologic to achieve significant improvements in disease remission and symptoms in bullous pemphigoid, based on positive results from a pivotal study.
Dupixent is developed and commercialized in collaboration with Regeneron. For additional information on the collaboration, see “Item 5. Operating and Financial Review and Prospects — A.1.7. Financial Presentation of Alliances — Alliance Arrangements
with Regeneron Pharmaceuticals Inc. (Regeneron).”
Kevzara
Kevzara (sarilumab) is a human monoclonal antibody that binds to the interleukin-6 receptor (IL-6R) and has been shown to inhibit IL-6R mediated signaling. IL-6 is a cytokine in the body that, in excess and over time, can contribute to the inflammation associated with rheumatoid arthritis (RA). Kevzara is available in 20 countries, including the US.
Kevzara is developed and commercialized in collaboration with Regeneron. For additional information, see “Item 5. Operating and
Financial Review and Prospects — A.1.7. Financial Presentation of Alliances — Alliance Arrangements with Regeneron
Pharmaceuticals Inc. (Regeneron).”
Rheumatoid arthritis (RA)
RA is a chronic inflammatory autoimmune disease causing inflammation, pain, and eventually joint damage and disability.
In May 2017, the FDA approved Kevzara for the treatment of adult patients with moderately to severely active RA who have had an inadequate response or intolerance to one or more disease modifying anti-rheumatic drugs (DMARDs), such as methotrexate.
In June 2017, the EC granted marketing authorization for Kevzara in combination with methotrexate for the treatment of moderately to severely active RA in adult patients who have responded inadequately to – or who are intolerant to – one or more DMARDs, such as methotrexate. In September 2017, Kevzara obtained manufacturing and marketing approval in Japan as a treatment for RA not responding well to conventional treatments. In February 2023, the FDA approved Kevzara for the treatment of adult patients with polymyalgia rheumatica (PMR) who have had an inadequate response to corticosteroids or who cannot tolerate a corticosteroid taper. In June 2024, the FDA approved Kevzara for the treatment of polyarticular Juvenile Idiopathic
Arthritis. Lastly, in November 2024, the EC granted marketing authorization for Kevzara for the treatment of PMR in adult patients who have had an inadequate response to corticosteriods, or who experience a relapse on a corticosteroid taper.
Polymyalgia rheumatica (PMR)
PMR is a rheumatic inflammatory disorder characterized by pain and stiffness around the neck, shoulder and hip areas that leads to significant decline in quality of life.

SANOFI FORM 20-F 2024	25

PART I
ITEM 4. Information on the Company
Rare diseases
Cerezyme
Cerezyme (imiglucerase) is an ERT used to treat Gaucher disease, a chronic, inherited, progressive and potentially life-
threatening lysossomal storage disorders (LSD). Gaucher disease is caused by a deficiency of the enzyme glucocerebrosidase;
this causes a fatty substance called glucosylceramide (also called GL-1) to build up in certain areas of the body including the spleen, liver, and bone. Gaucher disease exhibits diverse manifestations, a broad range of onset of symptoms, and a wide clinical spectrum of disease severity. It is estimated that Gaucher disease occurs in approximately one in 120,000 newborns in the general population and one in 850 in the Ashkenazi Jewish population worldwide, but incidence and patient severity vary among regions. Cerezyme has been marketed in the US since 1994, in the EU since 1997, in Japan since 1998 and in China since 2008, and is approved to treat type 1 Gaucher disease in more than 85 countries. It has also been approved to treat the systemic symptoms of type 3 Gaucher disease in most non-US markets, including the EU and Japan.
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
Myozyme and Lumizyme
Myozyme (alglucosidase alfa) is an ERT used to treat both Infantile Onset and Late Onset Pompe disease (IOPD and LOPD).
Pompe disease is an inherited, progressive and often fatal neuromuscular disease, caused by a genetic deficiency or dysfunction of the lysosomal enzyme acid alpha-glucosidase (GAA) that results in the build-up of glycogen in the muscles’
cells. For IOPD, symptoms begin within a few months of birth and there are impacts on the heart in addition to causing skeletal muscle weakness. Other symptoms include difficulties breathing, frequent chest infections, problems feeding that result in failure to gain weight as expected, and failure to meet certain developmental milestones. Patients with LOPD typically present symptoms any time after the first year of life to late adulthood and rarely manifest cardiac problems. The hallmark symptom of
LOPD is skeletal muscle weakness, which often leads to walking disability and reduced respiratory function. Patients often require wheelchairs to assist with mobility and may require mechanical ventilation to help with breathing. Pompe disease occurs in approximately one in 40,000 newborns worldwide, but incidence and patient severity vary among regions.
Myozyme was first approved in 2006 in the EU and has since been approved in more than 80 countries. In the US, alglucosidase alfa has been marketed as Lumizyme since 2010.
Nexviazyme/Nexviadyme
Nexviazyme / Nexviadyme (avalglucosidase alfa-ngpt) is a novel mannose-6-phosphate (M6P) enriched enzyme replacement therapy (ERT) treatment designed as a monotherapy for the entire spectrum of infantile-onset and late-onset Pompe disease
(IOPD, LOPD), including patients who have changed treatments and naive patients, who have not received treatment previously. Nexviazyme/Nexviadyme is scientifically designed to specifically target the M6P receptor, the key pathway for ERT, to effectively clear glycogen build-up in muscle cells. It helps replace the GAA enzyme for people whose bodies do not produce enough. Investment in the clinical development of Nexviazyme is continuing, with an ongoing Phase 3 study in treatment-naive IOPD patients aged less than 12 months. Nexviazyme/Nexviadyme is administered as a monotherapy ERT every two weeks.
Nexviazyme was first approved in the US by the FDA on August 6, 2021 for LOPD patients aged one year and older. On June 24,
2022, the EC granted marketing authorization for Nexviadyme as a potential new standard of care for the long-term treatment of both LOPD and IOPD. Nexviazyme/Nexviadyme has been approved in more than 59 countries and successfully launched in
32 countries including the US, Germany, the UK, other European markets, Japan and Australia. In all launched markets, the vast majority of eligible patients are currently being treated with Nexviazyme/Nexviadyme.
Fabrazyme
Fabrazyme (agalsidase beta) is an ERT used to treat Fabry disease (FD). FD is a multisystemic, progressive, X-linked inherited disorder of glycosphingolipid metabolism due to deficient or absent lysosomal α-galactosidase A activity resulting in progressive globotriaosylceramide (GL-3) accumulation in the lysosomes of various tissues. FD affects both genders. With age, progressive organ damage develops, leading to potentially life-threatening renal, cardiac and/or cerebrovascular complications. FD is characterized by different symptom severities and rates of progression, ranging from classic disease with early symptom onset to non-classic disease with cardiac and/or renal complications later in life. FD is seen in all racial and ethnic groups and is an under-
diagnosed condition. Prevalence estimates vary across regions. Classic FD mutations are estimated to be approximately 1:40,000 in males with more wide-ranging estimates for non-classic in both males and females. Fabrazyme has been marketed in the EU since 2001 and in the US since 2003 and is approved in more than 70 countries.
Aldurazyme
Aldurazyme (laronidase) is the only approved ERT for mucopolysaccharidosis type 1 (MPS I), an inherited lysosomal storage disorder caused by a deficiency of alpha-L-iduronidase, a lysosomal enzyme normally required for the breakdown of certain complex carbohydrates known as glycosaminoglycans (GAGs). MPS I is multi-systemic, and children with MPS I are described as having either a severe or attenuated form of the disorder based on age of onset, severity of symptoms, rate of disease

26	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
progression and whether there is early and direct involvement of the brain. MPS I occurs in approximately one per 100,000 live births worldwide, but incidence and patient severity vary among regions. Sanofi markets Aldurazyme in the EU and the US (since
2003) and in more than 75 other countries.
Xenpozyme
Xenpozyme (olipudase alfa) is an ERT designed to replace deficient or defective acid sphingomyelinase (ASMD), an enzyme that allows for the breakdown of the lipid sphingomyelin. In individuals with ASMD, an insufficiency of the ASM enzyme means sphingomyelin is poorly metabolized, potentially leading to lifelong accumulation in and damage to multiple organs.
The significance of the unmet need that Xenpozyme addresses has been recognized by Japan’s PMDA with Sakigake designation, by the EU with PRIME designation, and by the FDA with Breakthrough designation.
Xenpozyme was approved first in Japan on March 28, 2022, followed by Europe on June 24, 2022 and the US on August 31, 2022.
Xenpozyme is the first and only ERT for the treatment of non-central nervous system manifestations of ASMD, with demonstrated improvements in hepatosplenomegaly, pulmonary, liver and hematologic function, dyslipidemia, and growth (children only) in clinical studies of adults and children with ASMD. Xenpozyme is given as an intravenous infusion once every two weeks, and the dose is based on body weight.
Xenpozyme has to date been commercialized in 25 countries, however only 15 of those have full reimbursement by payers. By
2030, it is anticipated that Xenpozyme will have been launched in many additional markets worldwide.
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
ALTUVIIIO was first approved in February 2023 by the FDA, which had previously granted Breakthrough Therapy designation in
May 2022 (the first factor VIII therapy to receive this designation); fast-track designation in February 2021; and Orphan Drug designation in 2017. ALTUVIIIO has since been approved the by regulatory authorities in Japan, Taiwan, Macau and Hong Kong, and has been commercialized in Japan and Taiwan.The European Commission (EC) granted Orphan Drug designation in June
2019, and a marketing authorization application was filed with the European Medicines Agency (EMA) in May 2023. ALTUVOCT
(the brand name of ALTUVIIIO in Europe) received EC marketing authorization in June 2024.
ALTUVIIIO is developed and commercialized in collaboration with Swedish Orphan Biovitrum AB (Sobi), whose territories include
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
We market Eloctate primarily in the US (since 2014), Japan, Canada, Australia, South Korea, Taiwan and Hong Kong / Macau.
Eloctate is developed and commercialized in collaboration with Swedish Orphan Biovitrum AB (Sobi), whose territories include
Europe, Russia, the Middle East, and some countries in North Africa.
Alprolix
Alprolix (coagulation Factor IX (recombinant), Fc fusion protein) is an extended half-life factor IX clotting-factor therapy to control and prevent bleeding episodes in adults and children with hemophilia B. In the US, it is indicated for use in adults and children with hemophilia B for on-demand treatment and control of bleeding episodes, perioperative management of bleeding, and routine prophylaxis to reduce the frequency of bleeding episodes.
Hemophilia B is a rare, x-linked genetic bleeding disorder characterized by a deficiency of functional coagulation Factor IX, resulting in a prolonged patient plasma-clotting time. As a consequence, people with hemophilia B bleed for a longer time than normal. Alprolix temporarily replaces the missing coagulation Factor IX by intravenous injection.
We market Alprolix primarily in the US (since 2014), Japan, Canada, Australia, New Zealand, South Korea, Taiwan and Hong Kong /
Macau.
Alprolix is developed and commercialized in collaboration with Swedish Orphan Biovitrum AB (Sobi), whose territories include
Europe, Russia, the Middle East, and some countries in North Africa.

SANOFI FORM 20-F 2024	27

PART I
ITEM 4. Information on the Company
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
Cablivi was granted marketing authorization in Europe by the EC in September 2018; in the US by the FDA in February 2019; and
in Japan by the Japanese Pharmaceutical and Medical Devices Agency (PMDA) in September 2022. Cablivi is currently available in 26 countries including the US, the majority of European countries (17), Brazil, Colombia, Japan and five Greater Gulf region states. Additional commercial launches are ongoing.
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
Enjaymo has previously received Breakthrough Therapy Designation and Orphan Drug Designations from the FDA, and orphan medicine designation from the EMA. After priority review, the medicine was approved in February 2022, in the US as the first treatment in adult patients with CAD. Enjaymo was approved by the Japanese Ministry of Health, Labor and Welfare in
June 2022 and granted marketing authorization by the EC in November 2022. Swissmedic, the Korean MFDS and the Israeli
Ministry of Health granted marketing approval for Enjaymo in June 2023, July 2023 and October 2023, respectively.
Enjaymo is currently available in the US, Japan, Germany, Austria and the Netherlands. Additional commercial launches are ongoing.
On November 29, 2024, Sanofi sold Enjaymo (sutimlimab) to Recordati, which acquired the global rights to the product and will be responsible for all activities after acquiring marketing authorization holder (MAH) status across all markets.
Neurology
Aubagio
Aubagio (teriflunomide) is used to help manage multiple sclerosis (MS). This small molecule agent, taken once daily, works by reducing inflammation and modulating the immune system to prevent the immune attacks that cause MS symptoms.
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
In 2017, Sanofi reached settlement with all 20 generic Aubagio ANDA first filers, granting each a royalty-free license to enter the
US market on March 12, 2023. In the EU, the first generic competitors to Aubagio became available in September 2023.
Oncology
Sarclisa
Sarclisa (isatuximab) is a monoclonal antibody that binds a specific epitope on the human CD38 receptor and has antitumor activity via multiple mechanisms of action. It was first approved in the US in March 2020 in combination with pomalidomide and dexamethasone for the treatment of adults with relapsed refractory multiple myeloma (RRMM) who have received at least two prior therapies including lenalidomide and a proteasome inhibitor, and in Europe by the EC in May 2020 in combination with pomalidomide and dexamethasone for the treatment of adult patients with RRMM who have received at least two prior therapies including lenalidomide and a proteasome inhibitor and have demonstrated disease progression on the last therapy. Sarclisa is now approved for this indication in more than 50 countries. In early 2025 Sarclisa, in combination with pomalidomide and dexamethasone, was approved by the NMPA (National Medical Products Administration) in China for the treatment of adult patients with multiple myeloma (MM) who have received at least one prior line including lenalidomide and proteasome inhibitor.
This is the first indication of Sarclisa to be approved in China.
Sarclisa was approved in the US in March 2021 for a label extension in combination with carfilzomib and dexamethasone for the treatment of adults with RRMM who have received one to three prior lines of therapy, and in Europe in April 2021 by the EC for the treatment of adult patients with MM who have received at least one prior therapy. The Japanese Ministry of Health, Labor

28	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
and Welfare (MHLW) granted approval for Sarclisa in November 2021 in combination with carfilzomib and dexamethasone, in combination with dexamethasone, and as monotherapy for RRMM patients.
Sarclisa was approved in the US in September 2024, in Europe in January 2025, and (as the second indication) in China in January
2025 in combination with bortezomib, lenalinomide and dexamethasone for the treatment of adults with newly diagnosed MM who are not eligible for autologous stem cell transplant (ASCT).
ANVISA, the Brazilian healthcare authority, also approved Sarclisa in the same combination for the treatment of adult patients with newly diagnosed MM who are not eligible for ASCT or with no intent for ASCT as initial therapy. This additional label has also been submitted to other regulatory authorities, and is currently being reviewed. In addition, the Phase 3 IRAKLIA study investigating the development of a new subcutaneous formulation with an on-body device system, which was initiated in the second half of 2022  in over 20 countries, reported positive read-outs having reached its co-primary end points.
Sarclisa is also being investigated with several innovative agents in MM in an umbrella Phase 1/2 study.
Jevtana
Jevtana (cabazitaxel), a chemotherapy drug and cytotoxic agent, is a semi-synthetic second-generation taxane that prevents many cancer cells from dividing, which ultimately results in destroying many such cells. It is approved in combination with prednisone for the treatment of patients with metastatic castration resistant prostate cancer previously treated with a docetaxel-
containing treatment regimen. Jevtana was granted marketing authorization by the FDA in June 2010, by the EC in March 2011,
and in Japan in July 2014. The medicine is marketed in over 75 countries. In Europe, generic competition started for Jevtana from the end of March 2021. In the US, the Jevtana composition of matter patent expired in September 2021. Sanofi has filed patent infringement suits under the US Hatch-Waxman Act against generic manufacturers for cabazitaxel in the US District Court for the
District of Delaware asserting three Orange Book listed US patents for Jevtana. Sanofi entered into settlement agreements with most of the defendants and went to trial against the remaining defendant, Sandoz, on one of the patents in January 2023; see
Note D.22.b. to the consolidated financial statements, included at Item 18. of this annual report. The district court issued a final judgment in favor of Sanofi in connection with the Jevtana patent litigation against Sandoz in June 2023, and on August 2, 2023,
Sandoz appealed to the Court of Appeals for the Federal Circuit. On October 5, 2023, Sanofi and Sandoz filed a joint stipulation voluntarily dismissing Sandoz’s Appeal, bringing this matter to conclusion.
Fasturtec/Elitek
Fasturtec/Elitek is used for the management of plasma uric levels in patients with leukemia, lymphoma, and solid tumor malignancies receiving anticancer therapies.
Other medicines
Lantus
Lantus (insulin glargine 100 units/mL) is a long-acting analog of human insulin, indicated for once-daily administration for the treatment of diabetes mellitus in adults, adolescents and children aged two years and above. Lantus relies on more than 20 years of clinical evidence in diabetes treatment and a well-established safety profile. Approved in the US and the EU in 2000 and in
Japan in 2008, Lantus is available in over 130 countries worldwide. Two insulin glargine biosimilars are available in the US, two in
European markets, and two in Japan.
Toujeo
Toujeo (insulin glargine 300 units/mL) is a long-acting analog of human insulin, indicated for the treatment of diabetes mellitus in adults. Toujeo has been granted marketing authorization by the FDA (February 2015), the EC (April 2015), and the Ministry of
Health, Labor and Welfare (J-MHLW) in Japan, where its approved brand name is Lantus XR (July 2015). Toujeo has now been launched in more than 60 countries, including China since the end of 2020. In January 2020, the EC approved an expansion of the indication to include the treatment of diabetes in adolescents and children (aged six years and above).
Toujeo is available in Toujeo Solostar, a disposable prefilled pen which contains 450 units of insulin glargine and requires one-
third of the injection volume to deliver the same number of insulin units as Lantus Solostar. In the US (since 2018) and the EU
(since 2019), Toujeo is also available in a disposable prefilled pen which contains 900 units of insulin glargine. In India, Toujeo is also available in a dedicated 450-unit cartridge in combination with a dedicated reusable pen (TouStar).
Lovenox/Clexane
Lovenox or Clexane (enoxaparin sodium) is a low molecular weight heparin (LMWH) indicated for the prophylaxis and treatment of venous thromboembolism and in the treatment of acute coronary syndrome. In the US, enoxaparin generics are available, while biosimilar enoxaparin medicines have gradually become available across various European countries and in a growing number of international markets, including China. Lovenox or Clexane is marketed in more than 100 countries.
Plavix/Iscover
Plavix or Iscover (clopidogrel bisulfate) is a platelet adenosine diphosphate (ADP) receptor antagonist. It is indicated for the prevention of atherothrombotic events in patients with a history of recent myocardial infarction (MI), recent ischemic stroke or established peripheral arterial disease (PAD), and for patients with acute coronary syndrome (ACS). Plavix is also indicated in combination with acetylsalicylic acid (ASA) for the prevention of atherothrombotic and thromboembolic events in atrial fibrillation, including stroke.

SANOFI FORM 20-F 2024	29

PART I
ITEM 4. Information on the Company
CoPlavix/DuoPlavin, a fixed-dose combination of clopidogrel bisulfate and ASA, is indicated for the prevention of atherothrombotic events in adult patients with acute coronary syndrome who are already taking both clopidogrel and ASA.
Several clopidogrel bisulfate generics have been launched in most markets. Plavix or Iscover are available in more than
110 countries.
Sanofi is involved in two Plavix medicine lawsuits. See Note D.22.c) to our consolidated financial statements, included at Item 18.
of this annual report.
Rezurock
Rezurock (belumosudil) is a first-in-class selective ROCK2 (rho-associated coiled-coil–containing protein kinase-2) inhibitor. It was approved in July 2021 by the FDA for the treatment of adult and pediatric patients aged 12 years and older with chronic graft-
versus-host disease (chronic GVHD) after failure of at least two prior lines of systemic therapy. In addition to robust adoption in the
United States, Rezurock has been launched in 10 countries including Canada, the United Kingdom, China, Japan and South Korea
(marketed in Japan and South Korea by partner Romeck Pharma). Early access or managed access programs are available in 28 countries, including European Union countries and Turkey. On November 28, 2024, Sanofi achieved the inclusion of Rezurock on the new National Reimbursement Drug List in China, via a thorough process recognizing the clinical and pharma-economic value of the medicine. The new list became effective on January 1, 2025. Rezurock’s favorable market adoption, longer durability of response, and recent three-year safety publication, especially in US patients, are a reflection of its clinical profile. Sanofi is currently developing an oral suspension to support pediatric studies. Two belumosudil Phase 3 clinical studies are currently enrolling patients for the treatment of (i) newly diagnosed cGVHD patients and (ii) chronic lung allograft dysfunction (CLAD) post bilateral lung transplant. Currently, there are no approved targeted therapies for either newly diagnosed cGVHD or CLAD.
Praluent
Praluent (alirocumab) is a human monoclonal antibody (mAb) for self-administered injection every two weeks or once-monthly. It blocks the interaction of proprotein convertase subtilisin/kexin type 9 (PCSK9) with low-density lipoprotein (LDL) receptors, increasing the recycling of LDL receptors and reducing LDL cholesterol levels. Praluent is indicated as an adjunct to diet and maximally tolerated statin therapy in certain adult patients and in pediatric patients eight years of age and older with heterozygous familial hypercholesterolaemia (HeFH) with uncontrolled LDL cholesterol. Praluent has been approved in more than
60 countries worldwide, including the US (in 2015), Canada and Switzerland, as well as in the European Union (in 2015). In 2018, the FDA approved a Praluent label update for patients currently requiring LDL apheresis therapy. In March 2019 in the EU and in
April 2019 in the US, Praluent was approved for use in patients with established cardiovascular disease to reduce the risk of cardiovascular events. In November 2023, following positive review by EMA, the EC approved a Praluent label update for pediatric HeFh patients aged eight years and older. In December 2019, Praluent was approved in China, where it started to be commercialized in May 2020. Since April 2020, Regeneron has been responsible for commercialization of Praluent in the US, and
Sanofi has been responsible for all other markets outside the US. For additional information on the commercialization of this medicine, see “Item 5. Operating and Financial Review and Prospects — A.1.7. Financial Presentation of Alliances — Alliance
Arrangements with Regeneron Pharmaceuticals Inc. (Regeneron).”
Thymoglobulin
Thymoglobulin (anti-thymocyte globulin) is a polyclonal anti-human thymocyte antibody preparation that acts as a broad immunosuppressive and immunomodulating agent. In the US, Thymoglobulin is indicated for the prophylaxis and/or treatment of acute rejection in patients receiving a kidney transplant, used in conjunction with concomitant immunosuppression. Outside the US, depending on the country, Thymoglobulin is indicated for the treatment and/or prevention of acute rejection in organ transplantation; immunosuppressive therapy in aplastic anemia; and the treatment and/or prevention of Graft-versus-Host
Disease (GvHD) after allogeneic hematopoietic stem cell transplantation. Thymoglobulin is currently marketed in over 65 countries.
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
A number of irbesartan generics have been launched in most markets. Aprovel and CoAprovel are marketed in more than
80 countries. In Japan, the medicine is licensed to Shionogi Co. Ltd and BMS KK. BMS KK has sublicensed the agreement to
Dainippon Pharma Co. Ltd.
Multaq
Multaq (dronedarone) is an oral multichannel blocker with anti-arrhythmic properties for prevention of atrial fibrillation recurrences in certain patients with a history of paroxysmal or persistent atrial fibrillation. Multaq was approved in the US and in the EU in 2009. Multaq is available in approximately 35 countries.
Soliqua – Suliqua
Soliqua 100/33 or Suliqua is a once-daily fixed-ratio combination of insulin glargine 100 Units/mL, a long-acting analog of human insulin, and lixisenatide, a GLP-1 receptor agonist. The FDA approved Soliqua 100/33 in November 2016 for the treatment of adults with type 2 diabetes inadequately controlled on basal insulin (less than 60 units daily) or lixisenatide; and in February 2019 for patients uncontrolled on oral antidiabetic medicines. In January 2017, Suliqua (the medicine’s brand name in Europe) was approved for use in combination with metformin with or without SGLT-2 inhibitors for the treatment of adults with type 2

30	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
diabetes to improve glycemic control, when this had not been provided either by metformin alone or by metformin combined with another oral glucose-lowering medicine or with basal insulin. In Japan, Soliqua was approved in May 2020 for type 2 diabetes mellitus, where treatment with insulin is required. In China, Soliqua was approved in January 2023 for the treatment of adults with insufficiently controlled type 2 diabetes mellitus to improve glycemic control as an adjunct to diet and exercise in addition to other oral antidiabetic drugs. Soliqua received National Reimbursement Drug List (NRDL) status in China in
December 2023. Suliqua is available in over 40 countries. Soliqua is approved in over 80 countries.
Mozobil
Mozobil (plerixafor injection) is a hematopoietic stem cell mobilizer. It is indicated in combination with granulocyte-colony stimulating factor (G-CSF) to mobilize hematopoietic stem cells to the peripheral blood for collection and subsequent autologous transplantation in patients with non-Hodgkin’s lymphoma (NHL) and MM. Mozobil is marketed in over 65 countries. Generic
Mozobil has been available in the US since the end of 2023, and in Europe since 2024.
Tzield
Tzield (Teplizumab) is a CD3-directed antibody (CD3 is a cell surface antigen present on T lymphocytes). It was approved by the
FDA in November 2022 to delay the onset of Stage 3 type 1 diabetes (T1D) in adults and pediatric patients aged eight years and older with Stage 2 type 1 diabetes. The medicine is currently marketed in the United States, and approved in Israel and the United
Arab Emirates in this indication, with plans for pursuing regulatory approval in other regions such as the EU, China and Japan. The medicine is currently in development for further indications for the treatment of patients already in Stage 3 (clinical onset) type 1 diabetes, as well as for pediatric patients ages 0-7 at Stages 2 and 3 type 1 diabetes. Early access programs and Managed Access
Programs are available in France, Germany, Israel, Spain, the UK and China.
Vaccines
The Vaccines division of Sanofi is a world leader in the vaccine industry and a key supplier of life-saving vaccines all over the world and for publicly funded international stakeholders such as UNICEF, the Pan American Health Organization (PAHO) and the
Global Alliance for Vaccines and Immunization (GAVI).
The Vaccines portfolio includes the following products:
Influenza vaccines
Sanofi is a world leader in the production and marketing of influenza vaccines, offering several distinct influenza vaccines that are sold globally.
As influenza strains vary from one season to the next, the World Health Organization (WHO) selects the strains to be included in influenza vaccines for each season. In 2024, the WHO decided to move from quadrivalent influenza vaccines including two A strains and two B strains back to trivalent influenza vaccines including two A strains and one B strain, as it was considered that the B Yamagata strains were not responsible for a significant burden in past seasons. All manufacturers will therefore progressively move back from quadrivalent to trivalent influenza vaccines in the coming seasons. In 2024, Sanofi commercialized trivalent influenza vaccines in the US, and quadrivalent influenza vaccines in all other countries. The switch to trivalent will happen in all other countries in the upcoming seasons.
Fluzone Quadrivalent is a quadrivalent inactivated influenza vaccine, produced in the US, containing two type A antigens and two type B antigens in order to provide increased protection against more circulating strains of influenza viruses. Fluzone
Quadrivalent/FluQuadri is available in seven countries (including the US) for children aged over six months, adolescents and adults. Fluzone 0.5 ml QIV is the currently-licensed standard dose (15 µg/strain) quadrivalent influenza vaccine for ages six months and older. Fluzone trivalent is the same vaccine but includes two A strains and only one B strain.
Fluzone High-Dose Quadrivalent, designed specifically to provide greater protection against influenza for people aged 65 years and older, was approved by the FDA in November 2019. Fluzone High-Dose Quadrivalent was approved in the EU in the second quarter of 2020, under the name Efluelda, indicated for adults aged 60 years and above. Both Fluzone High-Dose Quadrivalent and Efluelda have been available since the 2020/21 influenza season. To date, this vaccine has been distributed to more than
25 countries worldwide. Fluzone HD/Efluelda trivalent is the same vaccine but includes two A strains and only one B strain.
Flublok is a quadrivalent recombinant protein-based influenza vaccine indicated for adults aged 18 and older. Flublok is currently licensed in the US, Hong Kong and Australia. This same recombinant protein-based influenza vaccine is also licensed under the brand name Supemtek in Canada, the United Kingdom, the European Union and Switzerland. Flublok will also switch to trivalent following the new WHO recommendation.
Vaxigrip is a trivalent influenza vaccine, containing two antigens against type A influenza viruses and one antigen against type B influenza viruses.
VaxigripTetra is the quadrivalent (QIV) version of Vaxigrip, including two antigens against A strains of influenza viruses and two antigens against B strains, and is produced in France. Vaxigrip Tetra was licensed in 2016 and has been approved in 95 countries.
It is not licensed in the US where Fluzone Quadrivalent, which is produced in the US, is distributed. Following the new WHO recommendations, countries will switch back to Vaxigrip (trivalent) in the coming seasons.
COVID Vaccine
From 2025 onwards, Sanofi will commercialize the recombinant adjuvanted COVID-19 vaccine from Novavax.

SANOFI FORM 20-F 2024	31

PART I
ITEM 4. Information on the Company
Poliomyelitis, pertussis and Haemophilus influenzae type b (Hib) pediatric vaccines
Sanofi is one of the key players in pediatric vaccines in both developed and emerging markets, with a broad portfolio of standalone and combination vaccines protecting against up to six diseases in a single injection. Due to the diversity of immunization schedules throughout the world, vaccines can be either quadrivalent, pentavalent, or hexavalent according to regional specificities.
Tetraxim, a pediatric combination vaccine protecting against diphtheria, tetanus, pertussis and poliomyelitis (polio), was first marketed in 1998. To date, the vaccine has been launched in close to 100 countries (this vaccine is not marketed in the US).
Pentaxim, a pediatric combination vaccine protecting against diphtheria, tetanus, pertussis, polio and Hemophilus influenzae type b (Hib), was first marketed in 1997. To date, the vaccine has been launched in more than 90 countries (this vaccine is not marketed in the US). In most European, Latin American, Asian and Middle Eastern markets, Pentaxim is being gradually replaced by Hexaxim.
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
Pentacel, a pediatric combination vaccine protecting against diphtheria, tetanus, pertussis, polio and Haemophilus influenzae type b (Hib), was launched in the US in 2008.
Quadracel is a vaccine indicated for active immunization against diphtheria, tetanus, pertussis and poliomyelitis, used in children aged four through six years as a fifth dose in the diphtheria, tetanus, pertussis vaccination (DTaP) series, and as a fourth or fifth dose in the IPV series. It was launched in the US in 2017.
ACT-HIB is a standalone vaccine protecting against Hib, and is mainly distributed in the US and in Japan in conjunction with pertussis combination vaccines that do not contain the Hib valence.
Sanofi is a leading provider of polio vaccines and has been a partner of the Global Polio Eradication Initiative (GPEI) for over
30 years. Since Sanofi launched its first IPV, more than 1.5 billion doses have been distributed worldwide.
Vaxelis
Vaxelis is a hexavalent combination vaccine protecting against diphtheria, tetanus, pertussis, polio, Hib and hepatitis B. This vaccine (developed and distributed in partnership with Merck) was approved in 2016 by the EC and is distributed in various EU countries. Vaxelis was approved by the FDA in December 2018, becoming the first hexavalent vaccine to be approved in the US, and launched in this country in June 2021.
Sales of Vaxelis in the US are recognized by the Merck Sanofi Pasteur joint venture and credited equally to Merck and Sanofi as income from equity affiliates. Consequently, these sales are not reported separately in each joint venture partner’s net sales.
Sanofi recognizes 50% of the joint venture's profits within the line item Share of profit/(loss) from investments accounted for using the equity method.
Booster vaccines
Adacel is the leading trivalent booster vaccine offering protection against diphtheria, tetanus and pertussis. The vaccine can be used from four years of age following primary immunization and is the first Tdap vaccine indicated for use during pregnancy for protection against pertussis in newborns. It is available in 71 countries including the US and other countries mostly in Europe, Asia and Latin America. Recently, Adacel has been introduced in additional countries that are implementing new vaccination programs, particularly focusing on maternal immunization.
Repevax/Adacel-Polio is a combination vaccine that provides protection against diphtheria, tetanus, pertussis and polio. It is the first Tdap-IPV vaccine indicated for use during pregnancy for protection against pertussis in newborns. It is currently marketed in
25 countries outside the US, with a strong focus on European markets (such as France and Germany).
Respiratory syncytial virus (RSV) protection
In 2023, Sanofi launched Beyfortus (nirsevimab-alip), a long-acting monoclonal antibody designed to protect against RSV. It is indicated for the protection of neonates and infants born during or entering their first RSV season, and for children up to
24 months who remain particularly vulnerable to severe RSV in their second RSV season.
Beyfortus is licensed in numerous countries and has now been launched in more than 20 countries, including in North America,
Europe, China and Japan. Real world data from countries such as the US, Spain and France have confirmed and even surpassed the outstanding efficacy data generated during the clinical development of this monoclonal antibody. Many more countries are expected to implement all-infant protection in the future. Sanofi and AstraZeneca entered into an agreement in 2017 to develop and commercialize Beyfortus, under which AstraZeneca leads development and manufacturing activities and Sanofi leads commercialization activities and records revenues. Sanofi will continue to expand Beyfortus in new geographies across Europe,
Asia and Latin America.

32	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
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
Sanofi provides a wide range of travel and endemic vaccines including yellow fever, rabies, typhoid and hepatitis A vaccines. These vaccines are used in endemic settings in the developing world and are the foundation for important partnerships with governments and organizations such as UNICEF. They are also used by travelers and military personnel in industrialized countries and in endemic areas.
B.3. Opella
The implementation and simplification of Sanofi's autonomous Opella business unit continued in 2024. Mainly as a result of divestments, the portfolio was further reduced to approximately 100 brands by the end of the year.
Opella operates in 100 countries and manages 13 strategic state-of-the-art production sites as well as four research and innovation centers, with a portfolio of leading brands.
In October 2024, in line with its strategy of focusing on innovative medicines and vaccines, Sanofi announced that it had entered into exclusive negotiations for the sale of a controlling stake of around 50% in Opella. The agreements in connection with the potential sale and purchase of a 50% controlling stake in Opella are described as follows:
•Share Purchase Agreement
In connection with the potential sale of a 50% controlling stake in Opella Healthcare SAS (“Opella”) to Clayton, Dubilier & Rice
(CD&R) (the “Proposed Opella Transaction”), Sanofi has exercised on February 3, 2025 its put option pursuant to the put option agreement entered into with Opal Bidco SAS (“Bidco”) on October 21, 2024.  The put option agreement appends an agreed form share purchase agreement (the “SPA”), which will govern the terms of the sale and purchase of the share capital of Opella once entered into by the parties. Pursuant to the exercise of its put option, Sanofi contemplates entering into the SPA, in accordance with the put option agreement. The purchase price for the acquisition of Opella will be determined and paid at closing of the
Proposed Opella Transaction (“Closing”), based on an enterprise value of approximately €16 billion.
The transaction is expected to close in the second quarter of 2025 at the earliest, subject to obtaining customary regulatory approvals from the competent authorities. The SPA may be terminated by either party if the conditions are not satisfied and
Closing has not occurred by an agreed long stop date or such other date as the parties otherwise agree.
Pursuant to the SPA, Sanofi and Bidco have made certain customary representations and warranties and have agreed to certain customary covenants. Specifically, before the Closing, Sanofi is subject to certain business conduct restrictions with respect to the Opella business.
Sanofi has also agreed to enter into a shareholders’ agreement (the “Shareholders’ Agreement”) with CD&R (and certain co-
investors) to govern from Closing their respective shareholding and management of a joint venture company (“JV Co”) to be formed at or prior to Closing with CD&R that is contemplated to, following the Closing, indirectly wholly own Opella. It is anticipated that Bpifrance will ultimately take an approximately 2 % stake in JV Co but the terms of Bpifrance’s investment are subject to ongoing negotiation.
The Shareholders’ Agreement will provide for a lock-up period during which Sanofi is only permitted to carry out certain types of direct or indirect transfers of its securities in JV Co.
•Separation Agreement
In connection with the separation of the Opella business, Sanofi entered into a Separation Agreement and certain other agreements with Opella on July 22, 2024 (to be amended on or around the date of the SPA) to effect the separation of the Opella business and provide a framework for their ongoing relationship.
The Separation Agreement sets out the rights and obligations of the parties with respect to the separation, including the terms and conditions governing the transfer of assets to, and assumption of liabilities by, each of the Opella group and the Sanofi group. In particular, Sanofi has agreed to retain Gold Bond Co LLC and its business.
The Sanofi group and the Opella group have each agreed, subject to certain exceptions, to release and indemnify the other party and each of their respective past, present and future directors, officers, managers, agents and employees and each of the heirs, executors, administrators, successors and assigns of any of the foregoing from any and all claims against any of them that arise out of or relate to their respective businesses.

SANOFI FORM 20-F 2024	33

PART I
ITEM 4. Information on the Company
The Sanofi group has agreed to indemnify the Opella group in respect of all liabilities relating to, arising out of or resulting from among other things, Sanofi’s retained businesses including environmental liabilities, whether arising before or after the Closing, and certain liabilities relating to (i) the commercialization of any Zantac branded products (i.e., products containing ranitidine as its active pharmaceutical ingredient) prior to Closing, including certain product liability claims, and (ii) all personal injury claims resulting from the manufacturing or handling of Zantac prior to Closing (see Note D.22.a to the consolidated financial statements included at Item 18. of this annual report).
B.4. Global research & development
The ambition of Sanofi Research & Development (R&D) is to develop first-in-class or best-in-class medicines that respond to the urgent needs of patients, leveraging our leadership in immunology across all other therapeutic areas. This ambition is reflected in our R&D pipeline, which is presented in “— B.4.1. Biopharma pipeline” below.
Discovering and developing new medicines is a costly, lengthy, and uncertain process and our continuous investments in R&D for future products and for the launches of newly registered medicines could result in increased costs without a proportionate increase in revenues. See “Item 3. Key Information — D. Risk Factors” for further information.
B.4.1. Biopharma pipeline
For 2024, the main changes related to our medicines and vaccines pipeline were:

Medicines and vaccines	Indication	Change	Reason
SAR447537 - AAT fusion protein	Alpha-1 antitrypsin deficiency	Added	Acquired from Inhibrx Inc.
SAR447873 - SSTR targeting alpha-emitter therapy	Gastroenteropancreatic neuroendocrine tumors	Added	Co-developed with RadioMedix and Orano Med
SAR446959 - MMP13 x ADAMTS5 x CAP NANOBODY® VHH	Knee osteoarthritis	Added	Entered confirmatory development
SP0237 - mRNA vaccine	Flu	Added	Entered confirmatory development
SP0268 - mRNA vaccine	Acne	Added	Entered confirmatory development
SP0287 - Fluzone HD + Nuvaxovid combination vaccine	Flu + COVID-19	Added	Entered confirmatory development
SP0287 - Flublok + Nuvaxovid combination vaccine	Flu + COVID-19	Added	Entered confirmatory development
SP0289 - mRNA vaccine	Flu (H5 pandemic)	Added	Entered confirmatory development
SP0291 - mRNA vaccine	RSV+hMPV+PIV3 (older adults)	Added	Entered confirmatory development
SP0335 - Inactivated adjuvanted vaccine	Flu (H5 pandemic)	Added	Entered confirmatory development
Kevzara - IL-6R mAb	Polyarticular juvenile idiopathic arthritis	Removed	Commercialized
SAR439459 - TGFb mAb	Osteogenesis imperfecta	Removed	Development discontinued
SAR442501 - FGFR3 antibody	Achondroplasia	Removed	Development discontinued
SAR443809 - Factor Bb mAb	Rare renal diseases	Removed	Development discontinued
SAR443820 - RIPK1 inhibitor	Amyotrophic lateral sclerosis, Multiple sclerosis	Removed	Development discontinued
SAR444200 - GPC3 x TCR NANOBODY® VH	Solid tumors	Removed	Development discontinued
SAR444245 - pegenzileukin	Solid tumors	Removed	Development discontinued
SAR444559 - CD38 mAb Next generation	Inflammatory indication	Removed	Development discontinued
SAR444836 - PAH replacement AAV-based gene therapy	Phenylketonuria	Removed	Development discontinued
SAR445419 - NK cell-based immunotherapy	Acute myeloid leukemia	Removed	Development discontinued
SAR445611 - CX3CR1 NANOBODY® VHH	Inflammatory indication	Removed	Development discontinued
SAR446309 - HER2 T cell engager	Solid tumors	Removed	Development discontinued
losmapimod - p38a/b MAPK inhibitor	Facioscapulohumeral muscular dystrophy	Removed	Development discontinued (1)
SP0282 - E. coli sepsis vaccine	E. coli sepsis	Removed	Development discontinued (2)
SP0273 - mRNA QIV	Flu	Removed	Development discontinued
Abbreviations are explained in “— B.4.1.1. Products in development” and “— B.4.1.2. Line extensions” below.
(1)in-licensed from Fulcrum Therapeutics outside of the United States.
(2)discontinued in February 2025;  partnered with Janssen Pharmaceuticals Inc., a Johnson and Johnson company
The portfolio of products in clinical development (from Phase 1 to Phase 3) and in registration as of December 31, 2024 is described in “—E. R&D Appendix.”
Phase 1 studies are the first studies performed in humans, who are mainly healthy volunteers, except for studies in oncology where Phase 1 studies are performed in patients. Their main objective is to assess the tolerability, the pharmacokinetic profile (the

34	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
way the product is distributed and metabolized in the body and how it is eliminated) and where possible the pharmacodynamic profiles of the new drug (i.e. how the product may react on some receptors).
Phase 2 studies are early controlled studies in a limited number of patients under closely monitored conditions to show efficacy and short-term safety, and to determine the dose and regimen for Phase 3 studies.
Phase 3 studies have the primary objective of demonstrating or confirming the therapeutic benefit and safety of the new drug in the intended indication and population. They are designed to provide an adequate basis for registration.
B.4.1.1. Products in development
The pipeline of products in clinical development is focused on medicines and vaccines seen as potential market leading opportunities, among which amlitelimab, frexalimab and balinatunfib are ‘pipeline-in-a-product’ medicines and vaccines, as summarized below:

‘Pipeline-in-a-product’ medicines	Indications	Development phase
amlitelimab (OX40L mAb)	Atopic dermatitis Asthma Hidradenitis suppurativa Celiac disease Alopecia areata Systemic sclerosis	Phase 3 Phase 2 Phase 2 Phase 2 Phase 2 Phase 2
frexalimab (CD40L mAb)	RMS nrSPMS Systemic lupus erythematosus Type 1 diabetes	Phase 3 Phase 3 Phase 2 Phase 2
balinatunfib (Oral TNFR1si)	Rheumatoid arthritis Psoriasis Crohn’s disease	Phase 2 Phase 2 Phase 2
Pipeline medicines and vaccines	Indications	Development phase
tolebrutinib (BTKi	nrSPMS PPMS	Phase 3 (1) Phase 3
rilzabrutinib (BTKi)	ITP CSU Asthma IgG4-related disease Warm autoimmune hemolytic anemia	Regulatory Phase 2 Phase 2 Phase 2 Phase 2
itepekimab (IL33 mAb)	COPD Bronchiectasis	Phase 3 Phase 2
lunsekimig (IL13xTSLP NANOBODY® VHH)	Moderate to severe asthma High-risk asthma CRSwNP	Phase 2 Phase 2 Phase 2
IRAK4 degrader (SAR444656)	Atopic dermatitis Hidradenitis suppurativa	Phase 2 Phase 2
duvakitug (TL1A mAb)	Ulcerative colitis Crohn’s disease	Phase 2b Phase 2b
RSV mRNA vaccine (SP0256)	RSV older adult	Phase 2
Acne mRNA vaccine (SP0268)	Acne	Phase 1
(1)Awaiting submission acceptance in the US.
a) Immunology & Inflammation
amlitelimab (SAR445229), a human monoclonal antibody blocking OX40L pathway, is a ‘pipeline-in-a-product’ asset currently being assessed in clinical programs for the treatment of a range of immune diseases.
In AD, the dosing of once every 12 weeks is being assessed in a large Phase 3 clinical program (OCEANA). Enrollment of the four main AD studies designed to evaluate on- and off-treatment efficacy and safety in adults and adolescents continued in 2024, with results supporting subsequent regulatory submission (expected in 2026).
The proof-of concept Phase 2 study (TIDE-Asthma) assessing amlitelimab in moderate-to-severe asthma has a 60-week double-
blind placebo-controlled period, in which patients are dosed once every four weeks during the initial 24 weeks and once every
12 weeks for the subsequent 36 weeks. Sanofi anticipates results for the full and completed 60-week treatment and follow-up period will be available in the first half of 2025.
The Phase 2 study of amlitelimab in hidradenitis suppurativa (HS) recruited its last patient in 2024; results are expected in the first half of 2025.
In 2024, additional Phase 2 studies assessing the efficacy and safety of subcutaneous injections of amlitelimab enrolled their first patients in adults with non-responsive celiac disease, severe alopecia areata and systemic sclerosis, respectively.
frexalimab (SAR441344) is a second generation anti-CD40L monoclonal antibody that blocks the costimulatory CD40/CD40L pathway, which is important for the activation and function of adaptive (T and B cells) and innate (macrophages/microglia and dendritic cells) immunity. Sanofi is developing frexalimab under an exclusive license from ImmuNext Inc.

SANOFI FORM 20-F 2024	35

PART I
ITEM 4. Information on the Company
Frexalimab is a ‘pipeline-in-a-product’ asset being evaluated in Phase 3 studies for the treatment of MS (see details in “— c)
Neurology”) below, and in Phase 2 studies for the treatment of systemic lupus erythematosus and adults and adolescents with newly diagnosed type 1 diabetes. In 2024, the clinical development of frexalimab in Sjogren’s syndrome was discontinued based on results from the Phase 2 study; the data confirmed pharmacological activity and a well-tolerated safety profile, but not the necessary efficacy outcomes to continue to move the development forward in this indication.
balinatunfib (SAR441566) the first small molecule TNFR1 signaling inhibitor, is intended to provide patients with an oral alternative to anti-TNFa monoclonal antibodies in the range of inflammatory indications where these have been approved. Balinatunfib is a
‘pipeline-in-a-product’ asset currently being evaluated in two Phase 2b clinical studies for the treatment of psoriasis and RA, respectively. In these two indications, results are expected in the first and second half of 2025, respectively. In 2024, a Phase 2 study was initiated to assess balinatunfib in adults with moderate-to-severe Crohn’s disease.
itepekimab (SAR440340) is a human anti-IL33 monoclonal antibody co-developed with Regeneron. A Phase 3 clinical program is evaluating itepekimab for the treatment of COPD in former smokers (AERIFY-1 and AERIFY-2 studies) and in current smokers
(AERIFY-2); results are expected in the second half of 2025. In addition, an exploratory Phase 2a study (AERIFY-3) is evaluating the mechanism of action of itepekimab and its impact on airway inflammation in former and current smokers with COPD.
Itepekimab has FDA fast-track designation for the treatment of COPD. In 2024, an additional Phase 2 study evaluating itepekimab for the treatment of patients with bronchiectasis was initiated.
rilzabrutinib (SAR444671) is a covalent and reversible inhibitor of Bruton’s tyrosine kinase under evaluation in multiple clinical studies across a range of autoimmune/inflammatory indications.
Positive results were obtained in 2024 from the RILECSU Phase 2 study, showing that rilzabrutinib significantly improved itch, hives and urticaria in adults with moderate-to-severe CSU whose symptoms are not adequately controlled by H1-antihistamines;
the indication will be further investigated in Phase 3.
Encouraging results from a Phase 2 study showed that treatment with rilzabrutinib at both high and low doses led to a numerical reduction in loss of asthma control events (the primary endpoint) and improvements in symptoms in adults with uncontrolled moderate-to-severe asthma.
In the last quarter of 2024, the 52-week open-label two-cohort Phase 2 study of rilzabrutinib in IgG4-related disease showed considerable outcomes on flare-free, steroid-free disease rates.
In addition, rilzabrutinib is being evaluated for the treatment of immune thrombocytopenia and warm autoimmune hemolytic anemia (see details in “— b) Rare diseases” below).
lunsekimig (SAR443765) is a bispecific NANOBODY® VHH which blocks both TSLP and IL-13, key upstream and downstream mediators (respectively) of asthma. A Phase 2b study (AIRCULES) is assessing the efficacy, safety, and tolerability of add-on therapy with lunsekimig in adults with moderate-to-severe asthma. In 2024, two additional Phase 2 studies were initiated to assess lunsekimig (i) in adults with asthma who are not eligible for biologic treatments (high-risk asthma), and (ii) in adults with
CRSwNP.
SAR444656 is a selective, orally administered small molecule targeting Interleukin-1 Receptor Associated Kinase 4 (IRAK4), which is necessary for proinflammatory signaling and cytokine production. SAR444656 is developed in partnership with Kymera
Therapeutics. Two Phase 2 studies are currently evaluating SAR444656 for the treatment of AD and hidradenitis suppurativa
(HS), respectively.
duvakitug (SAR447189, also known as TEV-48574) is an anti-TL1A monoclonal antibody co-developed with Teva
Pharmaceuticals. In 2024, the companies announced that the RELIEVE UCCD Phase 2b study had met its primary endpoints in patients with ulcerative colitis (UC) and Crohn’s disease, the two main types of inflammatory bowel disease (IBD). Sanofi and Teva plan to initiate Phase 3 development in IBD, pending regulatory discussions.
eclitasertib (SAR443122) is a small molecule targeting the receptor-interacting serine/threonine-protein kinase 1 (RIPK1), which is being co-developed with Denali. The Phase 2 RESOLUTE study evaluating eclitasertib in patients with moderate to severe UC is ongoing.
riliprubart (SAR445088) is a humanized IgG4 monoclonal antibody that binds to and inhibits C1s, thereby inhibiting classical pathway (CP) of complement activity. Activation of the CP of complement is associated with a variety of immune disorders involving the presence of autoantibodies. The asset is under clinical development in various indications (see details in “—
c) Neurology” and “— b) Rare diseases” below). A Phase 2 study is currently evaluating the efficacy of riliprubart in prevention of antibody-mediated rejection (AMR) or treatment of active AMR.
brivekimig (SAR442970) is a bispecific NANOBODY® molecule that combines blockades of TNFa and of the immune co-
stimulatory regulator OX40L. A Phase 2 study is assessing brivekimig in adults with moderate to severe HS; results are expected in the first half of 2025.
Other assets are currently being evaluated in Phase 1 clinical studies for subsequent development in inflammatory indications:
•SAR444336, a non-beta IL2 Synthorin™ molecule designed to selectively engage CD4+ regulatory T cells (and not on effector
T or NK cells).
•SAR445399, a monoclonal antibody targeting IL1R3.
•SAR446422, a bispecific antibody targeting CD28 and OX40.
•SAR446959, a NANOBODY® molecule targeting Matrix Metallopeptidase 13 (MMP13), A Disintegrin And Metalloproteinase with
Thrombospondin Motifs 5 (ADAMTS5) and a cartilage anchoring protein (CAP).

36	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
b) Rare Diseases
fitusiran (SAR439774) is a first-in-class, subcutaneously administered antithrombin siRNA therapy. The FDA granted fitusiran breakthrough therapy and fast-track designations for hemophilia A/B. Fitusiran also obtained orphan drug designation in the US and in Europe. In 2024, regulatory submissions for the treatment of hemophilia A or B in adults and adolescents with or without inhibitors were completed in several regions, including the US with a prescription drug user fee act (PDUFA) date of March 28,
2025. In addition, Sanofi’s collaboration partner Siemens Healthineers submitted the INNOVANCE® Antithrombin Assay for FDA review as a companion diagnostic that will measure antithrombin levels in people living with hemophilia who are prescribed fitusiran.
rilzabrutinib (SAR444671) is a Bruton’s tyrosine kinase inhibitor (see details in section “— a) Immunology & Inflammation” above)
developed for the treatment of immune thrombocytopenia (ITP), for which the FDA has granted fast-track designation. The asset has also obtained orphan drug designation in the US, Europe, and Japan. The primary endpoint of durable platelet response was met in the rilzabrutinib Phase 3 study LUNA 3 in adult patients with persistent or chronic ITP. Other key secondary endpoints were met including reduced bleeding, number of weeks with platelet response, the need for rescue therapy use, and improved physical fatigue and quality of life measures. The safety profile of rilzabrutinib was favorable and consistent with that reported in previous studies. Rilzabrutinib is under regulatory review in the EU, China, and the US with a target date to receive an FDA decision on August 29, 2025.
In 2024, a Phase 2 study in warm autoimmune hemolytic anemia read out positively with clinically meaningful outcomes on response rate and additional disease markers. The results of this study build on the successful Phase 3 study of rilzabrutinib in ITP and reinforce its efficacy in autoimmune cytopenias.
venglustat (GZ402671) is an orally administered brain penetrant glucosylceramide synthase (GCS) inhibitor that blocks the conversion of ceramide to glucosylceramide (GL-1). In 2024, the AMETHIST Phase 3 study of venglustat for the treatment of GM2 gangliosidosis was discontinued based on the absence of positive trends on clinical endpoints. The data reinforced the favorable safety profile and do not impact the other two indications, FD and Gaucher disease type 3, in which venglustat is currently being evaluated in Phase 3 studies. Results in these two indications are expected in the second half of 2025. Orphan drug designation has been granted in the US, Europe, and Japan for FD and Gaucher disease type 3, and the FDA has granted venglustat fast-
track designation for FD.
SAR447537 (formerly INBRX-101): in May 2024, the acquisition of Inhibrx, Inc. closed, adding SAR447537 to Sanofi’s rare disease
Phase 2 pipeline. SAR447537 is a human recombinant protein that holds the promise of allowing alpha-1 antitrypsin deficiency
(AATD) patients to achieve normalization of serum AAT levels with less frequent dosing. AATD is an inherited rare disease characterized by low levels of AAT protein, predominantly affecting the lung with progressive deterioration of the tissue. Results from the ongoing Phase 2 study (ELEVAATE) are expected in the second half of 2025. The FDA has granted SAR447537 fast-
track designation for AATD.
In 2024, the decision was taken to discontinue the development of riliprubart (see details in “— a) Immunology & Inflammation”
above) in cold agglutinin disease, a rare autoimmune disorder characterized by the premature destruction of red blood cells
(hemolysis), due to prioritization of other projects. As of now, the data confirmed pharmacological activity and a well-tolerated safety profile, as in other indications.
c) Neurology
tolebrutinib (SAR442168) is an oral investigational brain-penetrant and bioactive Bruton’s tyrosine kinase (BTK) inhibitor, which achieves cerebrospinal fluid concentrations that are predicted to modulate B lymphocytes and microglial cells.
Positive results from the HERCULES Phase 3 study showed that tolebrutinib met the primary endpoint of improvement over placebo in delaying time to onset of confirmed disability progression in subjects with non-relapsing secondary progressive multiple sclerosis
(nrSPMS). Preliminary analysis of liver safety was consistent with previous tolebrutinib studies. In December, the FDA granted breakthrough therapy designation to tolebrutinib for the treatment of adults with nrSPMS. Sanofi expects to receive regulatory submission acceptance in the US during the first half of 2025; EU submission is also anticipated during the first half of 2025.
Results from the GEMINI 1 and 2 Phase 3 studies evaluating tolebrutinib did not meet the primary endpoint of reducing annualized relapse rate, compared to Aubagio, a standard of care treatment, in people with relapsing MS (RMS). However, analysis of the key secondary endpoint of pooled 6-month CDW data showed a considerable delay in time to onset, which supports the CDP data observed in HERCULES.
A Phase 3 study (PERSEUS) is currently ongoing to determine the efficacy of tolebrutinib in delaying disability progression in primary progressive multiple sclerosis (PPMS); results are expected in the second half of 2025 with subsequent submissions anticipated in 2026.
frexalimab (SAR441344) is a monoclonal antibody targeting CD40L (see “— a) Immunology & Inflammation” above) that has the potential to address both acute and chronic neuroinflammation in MS through its unique upstream mechanism of action. In 2024, new efficacy and safety data at 18 months from the Phase 2 study for the treatment of RMS demonstrated sustained reduction of disease activity, with stable clinical surrogate endpoints, and good tolerance, with no new safety signals. These results support the ongoing Phase 3 clinical program, with two studies in RMS and nrSPMS.
riliprubart (SAR445088) is a complement C1s inhibitor (see details in “— a) Immunology & Inflammation” above) that is being assessed in patients with chronic inflammatory demyelinating polyneuropathy (CIDP), for which orphan drug designation was granted in the US and in Europe. In 2024, new data from a Phase 2 study showed encouraging efficacy and safety for patients with CIDP. In part A results at 24 weeks, riliprubart showed promising disease-controlling benefits, with most study patients improving or remaining stable, including those who experienced failure or inadequate response to standard-of-care treatment

SANOFI FORM 20-F 2024	37

PART I
ITEM 4. Information on the Company
(SOC-refractory), and those having residual disability despite treatment with SOC (IVIg-treated). In part B, after approximately one year of treatment, riliprubart continued to show promising disease-controlling benefits across all enrolled cohorts. Additional results indicated that riliprubart may improve patient-reported fatigue and quality-of-life measurements as well as biomarkers associated with CIDP disease progression. Supported by the Phase 2 data, two Phase 3 studies evaluating riliprubart in SOC-
refractory CIDP (MOBILIZE) and IVIg-treated CIDP (VITALIZE) were initiated.
SAR446159, a bispecific antibody targeting alpha-synuclein and insulin-like growth factor 1 receptor (IGF1R) developed in collaboration with ABL Bio for the treatment of Parkinson’s disease, is under evaluation in a Phase 1 study.
d) Oncology
SAR443579 is a trifunctional anti-CD123 NK cell engager developed in partnership with Innate Pharma. The asset is being investigated in a Sanofi-sponsored Phase 1/2 clinical study in various hematological malignancies, including acute myeloid leukemia for which FDA fast-track designation was obtained. In 2024, SAR443579 progressed to the Phase 2 dose expansion part of the study.
SAR447873 is a somatostatin receptor (SSTR)-targeting alpha-emitter therapy that entered Sanofi’s pipeline in 2024 through partnership with RadioMedix and OranoMed. The AlphaMedix02 Phase 2 study is currently evaluating SAR447873 in subjects with
SSTR-expressing neuroendocrine tumors; results from this study are expected in the first half of 2025. The asset was granted breakthrough therapy designation in gastroenteropancreatic neuroendocrine tumors from the FDA for patients who are naive to peptide-receptor radionuclide therapy.
In addition, Sanofi’s clinical pipeline includes several assets being evaluated in Phase 1 for the treatment of various cancer settings:
•SAR444881, a monoclonal antibody targeting the Ig-like transcript 2 (ILT2) receptor, co-developed with Biond Biologics for the treatment of solid tumors.
•SAR445877, an anti-PD1xIL15 fusion protein under assessment in patients with solid tumors.
•SAR445514, a trifunctional anti-BCMA NK cell engager, developed in partnership with Innate Pharma for the treatment of relapsed or refractory multiple myeloma.
•SAR445953, an antibody drug conjugate that binds to human CEACAM-5 under evaluation for the treatment of colorectal cancer or other solid tumors. SAR445953 is developed in collaboration with Pfizer.
e) Vaccines
SP0087 is a purified human rabies vaccine aimed at replacing Sanofi’s commercialized rabies vaccines (Imovax and Verorab). This next generation rabies vaccine is cultured on Vero cells and is free from animal or human material. The asset is currently under evaluation in a Phase 3 study for pre- and post-exposure prophylaxis in all age groups; results from this pivotal study are expected in the first half of 2025. The FDA has granted SP0087 fast-track designation.
SP0125 is a live attenuated vaccine intended to expand protection against RSV to all toddlers, from the second season onwards
(all infants can indeed be protected against RSV during their first season with Beyfortus, which is available in the US and several other countries; see “— B.2. Main Biopharma medicines and vaccines”). In 2024, a Phase 3 study (PEARL) was initiated to evaluate
SP0125 for the prevention of RSV in toddlers; the study is being conducted in approximately 6,300 children aged six months to less than 22 months. SP0125 has been granted fast-track designation by the FDA and PRIME designation by the EU.
SP0202 is a 21-valent conjugate vaccine intended to provide expanded protection against pneumococcal disease, developed in collaboration with SK bioscience. In 2024, a Phase 3 program was initiated for SP0202, which is the first pneumococcal conjugate vaccine candidate with more than 20 serotypes to enter this clinical stage in infants and toddlers. The Phase 3 program will include more than 7,700 infants, toddlers, young children, and adolescents across multiple geographies, including the US,
Europe, Australia, Asia, and Latin America. The FDA has granted SP0202 fast-track designation.
SP0256 is an mRNA vaccine candidate intended to prevent RSV and human metapneumovirus (hMPV) infections in the older adult population. A Phase 1/2 study is ongoing to evaluate this combination vaccine, for which the FDA has granted fast-track designation to prevent RSV and hMPV infections in people aged 60 to 75 years.
SP0218 is a live attenuated yellow fever vaccine (freeze-dried and produced in Vero cells), for subcutaneous and intra-muscular administration in people aged nine months and older. This next generation vaccine aims at replacing Stamaril (licensed in 1983)
and YF-VAX (licensed in 1970), thereby securing a sustainable and consistent worldwide supply with a single product. Positive
Phase 2 results served as the basis for the initiation of a Phase 3 study that is expected to enroll participants early 2025.
SP0230 is a pentavalent vaccine against meningitis caused by serogroups ABCWY in adults and adolescents. In 2024, a Phase 1/2 study enrolled the first participants; results are expected in the second half of 2025.
SP0237 is a flu mRNA vaccine that is part of our efforts to develop a next generation, enhanced flu vaccine containing hemagglutinin and neuraminidase designed to offer improved efficacy and provide protection beyond flu. In 2024, a Phase 1/2 study with an enhanced mRNA formulation against flu enrolled the first participants.
SP0268, an acne mRNA vaccine designed for adolescents and adults with moderate to severe acne, is the most advanced therapeutic vaccine for acne in development. In 2024, a Phase 1/2 study evaluating SP0268 enrolled the first participants.
Two combination vaccine candidates for prevention of influenza and COVID-19 infections in individuals 50 years of age and older
(SP0287), which were granted fast-track designation in the US, had their respective Phase 1/2 studies initiated in 2024. The first combination vaccine candidate consists of the influenza protein-based trivalent vaccine Fluzone HD combined with the

38	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
adjuvanted recombinant Novavax COVID-19 vaccine. The second candidate combines the influenza recombinant protein-based trivalent vaccine Flublok with the Novavax COVID-19 vaccine.
Additional vaccine candidates entered clinical development with Phase 1/2 or Phase 2 clinical trials initiated in 2024, respectively for the prevention of pandemic flu (SP0289, a flu mRNA vaccine and SP0335, a flu H5 inactivated adjuvanted vaccine) and of
RSV, hMPV, and parainfluenza virus type 3 (PIV3) infections in the older adult (SP0291, an RSV+hMPV+PIV3 mRNA vaccine).
B.4.1.2. Line extensions
The main R&D activities supporting line extensions for our marketed products are summarized below. For more information on marketed products see also “ — B.2. Main Biopharma medicines and vaccines”.
Dupixent is a fully human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13)
pathways, jointly developed with Regeneron. Dupixent has received regulatory approvals in several countries for multiple indications. Details about clinical and regulatory activities for Dupixent during 2024 for the treatment of respiratory, dermatology and gastrointestinal diseases are provided below:
a.The FDA approved Dupixent as an add-on maintenance treatment of adults with COPD and an eosinophilic phenotype.
Dupixent is the first biologic medicine approved in the US to treat these patients. The National Medical Products
Administration in China approved Dupixent as an add-on maintenance treatment for adults with uncontrolled COPD characterized by raised blood eosinophils. Specifically, the approval covers patients already on a combination of an inhaled corticosteroid (ICS), a long-acting beta2-agonist (LABA) and a long-acting muscarinic antagonist (LAMA), or on a combination of a LABA and a LAMA if ICS is not appropriate. Dupixent has now been approved for the treatment of COPD in more than
30 countries worldwide, including the 27 countries in the EU. In Japan, approval is expected in the first half of 2025.
b.CSU is a chronic skin condition that causes sudden and debilitating hives and persistent itch, which can impact quality of life.
LIBERTY-CUPID Study C, a confirmatory Phase 3 study, met the primary and key secondary endpoints for the treatment of patients with uncontrolled, biologic-naive CSU receiving background therapy with antihistamines. The new Study C data supported regulatory resubmission of the supplemental biologics license application (sBLA) for Dupixent in the US in October
2024, with a target action date for the FDA decision of April 18, 2025. This positive study confirmed results from Study A, the first Phase 3 study of Dupixent in this setting. In early in 2024, Japan was the first country to approve Dupixent for adult and adolescent CSU patients based on the results from Study A. The indication is also under review in the EU based on results from
Study A and Study B (patients uncontrolled on standard-of-care H1 antihistamines and refractory to omalizumab).
c.Dupixent’s pivotal LIBERTY-BP Phase 3 study in bullous pemphigoid (BP) met the primary and all key secondary endpoints evaluating its use in adults with moderate-to-severe disease. Dupixent had previously been granted orphan drug designation by the FDA for this chronic and relapsing disease, characterized by intense itch and blisters, reddening of the skin, and painful chronic lesions. The blisters and rash can form over much of the body and cause the skin to bleed and crust, resulting in patients being more prone to infection and affecting their daily functioning. Results of the LIBERTY-BP study served as the basis for the submission of the sBLA of Dupixent for the treatment of adults with moderate-to-severe BP.
d.The LIBERTY-CPUO-CHIC Study A Phase 3 study evaluating Dupixent in adults with uncontrolled and severe chronic pruritus of unknown origin (CPUO) did not achieve statistical significance in its primary itch responder endpoint (despite favorable numerical improvements) but showed nominally significant improvements in all other itch endpoints. The Dupixent Phase 3 study program in CPUO consists of Study A and Study B. Study B is intended to be initiated as a subsequent pivotal study.
e.A Regeneron-sponsored Phase 2/3 study evaluating Dupixent in adult and adolescent patients with eosinophilic gastritis with or without eosinophilic duodenitis is ongoing.
f.A Phase 3 program to evaluate Dupixent in adults with lichen simplex chronicus was initiated in 2024.
g.Finallly, a Phase 2 clinical study is ongoing for the treatment of patients with ulcerative colitis.
Kevzara, a monoclonal antibody against the IL-6 receptor developed with Regeneron, is already marketed for the treatment of moderate to severe rheumatoid arthritis and polymyalgia rheumatica.
In 2024, the FDA approved Kevzara for the treatment of patients weighing 63 kilograms or greater with active polyarticular juvenile idiopathic arthritis (pJIA), a form of arthritis that impacts multiple joints at a time. The approval in this patient population was supported by evidence from adequate and well-controlled studies and pharmacokinetic data from adults with rheumatoid arthritis as well as a pharmacokinetic, pharmacodynamic, dose finding and safety study in pediatric patients with pJIA. Approval in Europe for the treatment of patients with pJIA was obtained in January 2025.
Tzield, a CD3-directed monoclonal antibody, is the first and only disease modifying therapy in type 1 diabetes (T1D), a chronic autoimmune condition where the body’s ability to regulate blood sugar levels is impacted due to the gradual destruction of insulin producing beta cells by one’s own immune system. The product is approved by the FDA to delay the onset of Stage 3 T1D in adults and children eight years and older diagnosed with Stage 2 T1D. In addition, the potential of Tzield to slow the progression of Stage 3 T1D in newly diagnosed children and adolescents is currently being evaluated in a Phase 3 clinical program. In 2024, the EMA accepted for review the regulatory submission for Tzield in children and adolescents to delay the onset of stage 3 T1D, as well as for early intervention in stage 3 T1D.

SANOFI FORM 20-F 2024	39

PART I
ITEM 4. Information on the Company
Rezurock is a selective ROCK2 (rho-associated coiled-coil–containing protein kinase-2) inhibitor that was first approved by the
FDA for the treatment of adult and pediatric patients aged 12 years and older with chronic graft-versus-host disease (chronic
GVHD) after failure of at least two prior lines of systemic therapy. Rezurock is now approved in multiple countries, including
China, the UK and Canada. In 2024, the EMA accepted for review the regulatory submission of Rezurock for the third line treatment of chronic GVHD. The EMA granted an orphan designation in 2019 for this indication.
A Phase 3 study is evaluating Rezurock on top of azithromycin and standard-of-care regimen of immunosuppression in adult participants who have evidence of progressive chronic lung allograft dysfunction despite azithromycin therapy.
Nexviazyme is a long-term enzyme replacement therapy targeting the mannose-6-phosphate receptor to effectively clear glycogen build-up in muscle cells. This enzyme replacement therapy is approved for the treatment of patients with Pompe disease, a rare disease caused by a deficiency of the enzyme acid alpha-glucosidase (GAA). In Europe, the treatment is marketed under the brand name Nexviadyme.
In 2024, new data from the Mini-COMET Phase 2 long-term extension study in pediatric patients with infantile-onset Pompe disease (IOPD) suggested that Nexviazyme meaningfully improved ptosis, or drooping eyelid, over nearly three years.
Additionally, positive safety debut data were obtained from the Baby-COMET Phase 3 study, the first study in over 20 years of any treatment in naive IOPD patients. This Phase 3 study is currently ongoing and is expected to read out in 2026.
Sarclisa is a monoclonal antibody designed to selectively bind to CD38, a cell surface antigen expressed in MM cancer cells and other hematological malignancies. Sarclisa is approved in several countries in combination settings for the treatment of adults with relapsed refractory multiple myeloma (RRMM). Sarclisa is under evaluation in combination with current standard and novel treatments across the MM treatment continuum.
Sarclisa in combination with bortezomib, lenalidomide, and dexamethasone (VRd) as a first-line treatment option for adult patients with newly diagnosed multiple myeloma who are not eligible for autologous stem cell transplant was approved by the
FDA in September 2024 and in the EU and in China in January 2025. The regulatory submission in this indication for Sarclisa is currently under review in Japan, supported by the IMROZ Phase 3 study. This study demonstrated that Sarclisa in combination with standard-of-care VRd, followed by Sarclisa-Rd, improved progression-free survival (PFS) and led to a rapid and greater depth of response compared to VRd alone, as shown by minimal residual disease (MRD) negativity rate over time, in transplant-
ineligible patients with newly diagnosed MM.
New results from the German-speaking Myeloma Multicenter Group (GMMG)-HD7 Phase 3 study showed that Sarclisa in combination with lenalidomide, bortezomib and dexamethasone (RVd) during induction therapy in NDMM, transplant-eligible, significantly prolonged PFS from first randomization, resulting in a statistically significant and clinically meaningful reduction in disease progression or death, compared to RVd induction regardless of the maintenance regimen. The study results supported the regulatory submission that is currently under review by the EMA.
The development of a new subcutaneous formulation of Sarclisa at a fixed dose in combination with pomalidomide and dexamethasone (Pd) in RRMM patients who have received at least one prior line of therapy is under evaluation in a Phase 3 study
(IRAKLIA); in this program, Sarclisa is administered subcutaneously using Enable Injections’ enFuse hands-free on-body device delivery system. The co-primary endpoints of this study were met, supporting regulatory submissions in the US and in the EU that are planned during the first half of 2025.
Sarclisa is also assessed in a Phase 3 study in combination with lenalidomide and dexamethasone versus lenalidomide and dexamethasone in patients with high-risk smoldering MM, and in a Phase 2 study in new combinations with emerging novel mechanisms of action for the treatment of patients with RRMM or newly diagnosed MM patients.
Fluzone HD is a high-dose quadrivalent influenza vaccine licensed in the US and in Europe for the elderly population, who do not respond as well to standard-dose influenza vaccines due to aging of the immune system (immuno-senescence). A Phase 3 study to evaluate immunogenicity and safety of Fluzone HD in participants 50 through 64 years of age was initiated in 2024.
MenQuadfi: Sanofi’s Men ACYW-TT vaccine is our latest advance in meningococcal quadrivalent conjugate vaccination, designed to help protect an expanded patient group including infants and adolescents through older adults. MenQuadfi is already licensed in the US (for people aged two years and over), and in Europe and several other countries (for people aged 12 months and over).
MenQuadfi has also received WHO pre-qualification for people aged 12 months and above. In 2024, positive safety and immunogenicity results from a Phase 3 study of MenQuadfi to protect infants from six weeks of age against invasive meningococcal disease caused by serogroups ACWY, supported regulatory submission in the US. The FDA accepted for review the supplemental biologics license application for the potential extension of the indication to include children aged six weeks to
23 months through active immunization for the prevention of invasive meningococcal disease caused by Neisseria meningitidis serogroups A, C, W, and Y. The target action date for the FDA decision is May 23, 2025.
B.4.2. R&D Expenditures for late stage development
Expenditures on research and development amounted to €7,394 million in 2024 (€6,507 million in 2023). Research and development expenditures represented approximately 18.0% of our net sales in 2024, compared with 17.2% in 2023. The acceleration in R&D spend was focused mainly on key projects in immunology, rare diseases, neurology and vaccines, and also reflects the acquisitions and in-licensing agreements carried out in 2024; by contrast, expenditures in oncology have been reduced. Expenditures in Medical Affairs and R&D Support Functions reached €2,091 million in 2024 (€2,035 million in 2023 CER), driven by continued investment in digital R&D. In addition, a reimbursement of R&D expenses of approximately €200 million was received from Sobi in 2024 following the registration of ALTUVIIIO in Europe, and credited to R&D expenses.

40	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
B.5. Markets
A breakdown of revenues by segment and by geographical region for 2024, 2023, and 2022 can be found at Note D.34. to our consolidated financial statements, included at Item 18. of this annual report.
The following market shares and ranking information are based on consolidated national pharmaceutical sales data (excluding vaccines), in constant euros, on a September 2024 Moving Annual Total (MAT) basis. The data are mainly from IQVIA MIDAS local sales audit supplemented by various other country-specific sources including Knobloch (Mexico), GERS (France) and HMR
(Portugal).
B.5.1. Marketing and distribution
We have business operations in approximately 63 countries and our products are available in more than 160 countries.
A breakdown of our aggregate net sales by geographical region is presented in “Item 5. Operating and Financial Review and
Prospects — Results of Operations — Year Ended December 31, 2024 Compared with Year Ended December 31, 2023.” Sanofi is the tenth largest pharmaceutical company globally by sales. Our main markets in terms of net sales are respectively:
•United States: we rank fifteenth with a market share of 2.1%;
•Europe: we are the fifth largest pharmaceutical company in France where our market share is 4.0%, and we rank fourth in
Germany with a 4.0% market share; and
•other countries: we are ranked twelfth in Japan with a market share of 2.3%, and ninth in China with a market share of 1.5%.
Although specific distribution patterns vary by country, we sell prescription drugs primarily to wholesale drug distributors, independent and chain retail drug outlets, hospitals, clinics, managed-care organizations and government institutions. Some products in Rare Diseases and Oncology may also be sold directly to physicians. With the exception of Opella products, our drugs are ordinarily dispensed to patients by pharmacies upon presentation of a doctor’s prescription. Our vaccines are sold and distributed through multiple channels including physicians, pharmacies, hospitals, private companies and distributors in the private sector, and governmental entities and non-governmental organizations in the public and international donor markets.
We use a range of channels from in-person to digital to disseminate information about and promote our products among healthcare professionals, ensuring that the channels not only cover our latest therapeutic advances but also our established prescription products, which satisfy patient needs in some therapy areas. In some countries, products are also marketed directly to patients by way of television, radio, newspapers and magazines, and digital channels (such as the internet), in accordance with local regulations. National education and prevention campaigns can be used to improve patients’ knowledge of their conditions.
We regularly exhibit at major medical congresses.
Our sales representatives, who work closely with healthcare professionals, use their expertise to promote and provide scientific information on our drugs, and to inform healthcare professionals when necessary about alternative access to our drugs for their patients. They represent our values on a day-to-day basis and are required to adhere to a code of conduct and to internal policies on which they receive training.
Sanofi markets most of its products through its own own sales forces. Nevertheless, Sanofi has entered into and continues to form alliances to promote/market or co-promote/co-market certain products in specific geographical areas. Our major alliances are detailed at “Item 5. Operating and Financial Review and Prospects — A.1.7. Financial Presentation of Alliances.” See also
“Item 3. Key Information — D. Risk Factors — We rely on third parties for the discovery, manufacture and marketing of some of our products.”
B.5.2. Competition
The pharmaceutical industry continues to experience significant changes in its competitive environment.
There are four primary types of competition in the prescription pharmaceutical market:
•competition among pharmaceutical companies to research and develop new patented products or address unmet medical needs;
•competition among different patented pharmaceutical products for the same therapeutic indication, including competition for market access, as is currently being observed in particular in the US (but also in other markets around the world). The number of drugs excluded from leading pharmacy benefit managers’ formularies has increased dramatically over the past five years in the US commercial health insurance market, mostly in crowded therapeutic areas. For 2024, the three largest pharmacy benefit managers (PBMs) - Caremark (CVS Health), Express Scripts (Cigna), and OptumRx (United Health Group) -
have again each excluded 600 or more drugs from their standard formularies. Formulary exclusions and utilization management are tools used by payers to manage prescription drug costs and leverage their negotiating power with manufacturers;
•competition among original and generic products or original biological products and biosimilars, at the end of regulatory exclusivity or patent protection; and
•competition among generic or biosimilar products.
Generics manufacturers who have received all necessary regulatory approvals for a product may decide to launch a generic version before the patent expiry date, even in cases where the owner of the original product has already commenced patent infringement litigation against the generics manufacturer. Such launches are said to be “at risk” for the owner and the promoter of the generic product because it may be required to pay damages to the owner of the original product in the context of patent infringement litigation; however, such launches may also significantly impair the profitability of the pharmaceutical company whose product is challenged.

SANOFI FORM 20-F 2024	41

PART I
ITEM 4. Information on the Company
Drug manufacturers also face intra-product competition through parallel trade, where legally permitted. This refers to the practice whereby parallel traders or importers purchase drugs in one country and sell them in another country without the authorization of the original drug manufacturer. This usually occurs in markets where price differences exist due to factors like varying regulations, taxes or exchange rates. The parallel trader or importer will repackage or resize the original product with leaflets in the local language and sell it through an alternative channel at a higher price. This situation is of particular relevance in the European Union single market, where such practices have been encouraged by the current regulatory framework. Some of the risks arising from parallel trade include quality and safety concerns, breach of intellectual property rights and supply chain disruptions (see “Item 3. Key Information — D. Risk Factors”).
The industry is also facing a proliferation of falsified and substandard medicines, a problem particularly widespread in low- and middle-income countries. The WHO estimates that 10% of medicines in these regions are falsified, affecting all therapeutic areas including vaccines. Worldwide, falsified products are an issue, due in part to an exponential rise in internet connectivity of those engaged in the manufacture, distribution and supply of substandard and falsified medical products. Similar types of competition apply to Opella.
In Vaccines, there are two primary types of competition:
•competition for innovation in the development of new vaccines, including breakthrough technologies (such as mRNA vaccines introduced against COVID-19) or address unmet medical needs; and
•competition among different patented (or non-patented) vaccine products marketed for the same therapeutic indication.
In contrast, generics and biosimilars do not directly affect vaccines, which rely on proprietary viral or bacterial strains.
Competition from parallel importers remains limited due to the specific requirements for vaccines, such as the cold chain and the need for administration by healthcare professionals.
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
the reference product’s dossier.
Another relevant aspect in the EU regulatory framework is the “sunset clause” under which any marketing authorization ceases to be valid if it is not followed by marketing within three years, or if marketing is interrupted for a period of three consecutive years.

42	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
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
and if the manufacturing of the product and the controls used for maintaining quality are adequate to preserve the product’s identity, strength, quality and purity. Based upon this review, the FDA can stipulate post-approval commitments and requirements. Changes to an approved product, including but not limited to a new indication, require submission of a supplemental NDA (sNDA) for a drug or a sBLA for a biological product.
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
•ANDA applications are “abbreviated” because they are generally not required to include data to establish safety and efficacy but need to demonstrate that their product is bioequivalent (i.e., performs in humans in the same manner as the originator’s product) to a reference listed drug. Consequently, the length of time and cost required for development of generics can be considerably less than for the innovator’s drug. The ANDA pathway in the US can only be used for generics of drugs that can be referenced as having been approved under the FD&C Act.
•aBLA applications contain evidence that the potential product is biosimilar to a reference product already approved by the
FDA. A biosimilar is highly similar to and has no clinically meaningful differences in terms of safety, purity, and potency (i.e.
safety and effectiveness) from an FDA-licensed reference product. The abbreviated approval pathway for biosimilars was created to help reduce the time and cost of development of biologics without compromising safety and effectiveness.
Consequently, the length of time and cost required for development of biosimilars may be less than for the innovator’s reference product.
In Japan, the entire process of approval review from review-related inspections and clinical study consultation to review for the drugs approved by the Ministry of Health, Labour and Welfare (MHLW) is undertaken by the PMDA. The PMDA conducts a first scientific review of the NDA submitted, assessing particularly the safety, efficacy and quality of the product or medical device proposed. Results of this primary evaluation are then submitted to the PMDA’s external experts. After a second evaluation based on the external experts’ feedback, a report is provided; the Pharmaceutical Affairs and Foods Sanitation Council (PAFSC) – one of
the councils organized under the MHLW as advisory commission – is consulted, and advises the MHLW on final approvability.
For Japanese registrations, in principle, clinical data for Japanese patients are necessary. The regulatory authorities can require local clinical studies, though they now strongly recommend and also accept multi-regional studies including Japan. In some cases, bridging studies have been conducted to verify extrapolability of foreign clinical data to Japanese patients and to obtain data to determine the appropriateness of the dosages for Japanese patients.
The MHLW may require additional post-approval studies (Phase 4) for some specific cases, to further evaluate safety and/or to gather information on the use of the product under specified conditions. In approval of new drugs, new indications, new dosages or new administrations, the re-examination period is determined by the MHLW. Post-marketing information on a drug for the predetermined period after approval is collected to reconfirm its efficacy, safety and quality at the end of the period. This collection process involves both post-marketing surveillance (PMS), which is a non-interventional study, and post-marketing clinical studies.
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
The ICH currently includes 23 Members and 38 Observers. Harmonization is achieved through the development of ICH Guidelines via a process of scientific consensus with regulatory and industry experts working side-by-side.
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
centralized within the EC in collaboration with the EMA, pricing and reimbursement remain a matter of national competence.
For a description of risks relating to the regulatory environment in which we operate, refer to “— Item 3.D. Risk Factors
— Product liability claims could adversely affect our business, results of operations and financial condition.”

SANOFI FORM 20-F 2024	43

PART I
ITEM 4. Information on the Company
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
In addition, the industry faces growing pressure to demonstrate the value and cost-effectiveness of products throughout their life cycle (e.g. comparative efficacy studies, real-world patient data, budget modelling) to meet diverse and stringent payer evidence requirements, raising the bar for market entry in many countries.
Despite numerous pricing and reimbursement challenges, payers and regulators remain committed to providing access to new innovative therapies, with greater emphasis on real-world evidence (RWE).
These trends are likely to continue in the coming year amid economic, political and geopolitical headwinds.
United States
The US health insurance system is comprised of commercial insurance and government-provided insurance. Commercial insurance is offered widely as part of employee benefit packages and is the main source of employee access to subsidized healthcare. Some individuals purchase private health plans directly or through marketplaces established under the Affordable
Care Act, while publicly subsidized programs provide coverage for retirees, the indigent, the disabled, uninsured children, and active or retired military personnel. Double coverage can occur.
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
Government insurance includes:
•Medicare, which provides health insurance for retirees and for people with permanent disabilities. The original Medicare program covers inpatient services through Part A, and outpatient items and services through Part B, and the vast majority of retirees purchase additional coverage through some or all of Part B (outpatient items and services). Beneficiaries may choose to enroll in a Medicare Advantage program under Part C in lieu of original Medicare Parts A and B. Beneficiaries under both original Medicare and Part C may also opt to enroll in a Part D plan to obtain outpatient drug coverage. Almost two-thirds of all
Medicare beneficiaries have enrolled in Part D plans;
•Medicaid, which provides health insurance for low-income families, certain qualified pregnant people and children, individuals receiving supplemental security income, and other eligible persons determined on a state-by-state basis; and
•TRICARE, which provides health insurance for uniformed service members, retirees, and their families including comprehensive healthcare, prescription and dental coverage.
The US is still the largest pharmaceutical market in the world and is expected to grow to nearly $1.09 trillion by 2028.
The US landscape is likely to be driven by two major market dynamics over the next decade: shorter economic lifecycles of eight years for small molecules and 12 years for biologics, and more restrictive formulary management.
However, the recent change in administration in the US may spark uncertainty for the regulatory landscape, in particular the
Inflation Reduction Act (IRA).
The passage of the IRA, signed into law in August 2022, will exert increased price pressure at launch and throughout the lifecycle of drugs. The legislation contains three main drug pricing policies which are to be phased between 2022 and 2026: Medicare drug price negotiation, inflation penalties on list price increases, and Medicare Part D redesign. Importantly, all of the policy changes enacted under the IRA apply to the coverage of drugs under applicable Medicare Programs: Part B (for physician-
administered outpatient medicines) and Part D (for self-administered medicines), as well as such coverage for beneficiaries enrolled in Part C.
The most impactful provision in the IRA is the introduction of Medicare price negotiations affecting the prices of drugs with high budget impact on Medicare Part B and Part D, starting with 10 drugs with high Part D expenditures whose negotiated pricing will take effect in 2026, up to 15 additional high-expenditure Part D drugs whose pricing will take effect in 2027, and up to 15 more drugs with high expenditures under Parts Part B and/or Part D whose negotiated pricing will take effect in 2028. From 2029 and beyond, up to 20 more drugs with high Part B and/or Part D expenditures will be selected for negotiated pricing taking effect each year. No Sanofi product was selected for the first round of price negotiations which resulted in steep discounts ranging from
60% to 80% of the list price on the selected drugs.
The IRA also imposes inflation penalties applied to Medicare volumes in Medicare Part B and D if prices rise faster than inflation
(based on the consumer price index, CPI), beginning in October 2022 for Part D and January 2023 for Part B.

44	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
Other measures of the IRA redesign the Medicare Part D benefit, including a monthly $35 insulin cap in 2023 and an annual
$2,000 out-of-pocket (OOP) spending cap in 2025 for Medicare beneficiaries.
Altogether, the IRA was initially expected to reduce federal drug spending by about $290 billion through 2031 according to estimates from the Congressional Budget Office (CBO). The legislation is also likely to have a negative impact on industry revenue growth and future innovation, although significant uncertainties remain over the process and methods of Medicare price negotiations.
In addition to the IRA, the industry is exposed to increased price pressure from continuing vertical integration and consolidation within the US health insurance market. With the three largest PBM-owned group purchasing organizations (GPOs) Ascent, Zinc and Emisar now covering over 85% of US prescription drug claims, consolidation has increased payers’ bargaining power when negotiating discounted prices, leading to stricter formulary management and a dramatic increase in product exclusions over the past five years.
Europe
In Europe, economic pressures stemming from rising inflation and slow economic growth are resulting in a heightened focus on cost-containment across healthcare systems and a growing tension between affordability and innovation.
On April 26 2023, the EC adopted a proposal for a new directive and a new regulation, which represent the largest pharmaceutical reform in the EU in over 20 years.The revision aims to achieve greater equity of access and use of medicines across the EU. The package is still under tripartite discussions between the EC, the Parliament and the Council of Member States,
and adoption is unlikely until 2028. The new legislation contains a few components with direct impact on access. The most concerning draft proposals relate to modulated regulatory data protection and orphan market exclusivity periods; greater transparency in R&D costs; faster availability of generics and biosimilars; and more stringent obligations for the supply of medicines. The industry is deeply concerned by the potential detrimental impact of the package on innovation, competitiveness and patient access across Europe because of weakened intellectual property protection.
Harmonization of EU health technology assessment (HTA) is also intended to address patient access inequalities in Europe, with official implementation in January 2025. To achieve this, a joint EU HTA process is being implemented in phases, starting with oncology medicines and advanced therapy medicinal products (ATMPs) from 2025, before expanding to orphan drugs in 2028 and other products in 2030. It will introduce EU-level joint scientific consultations (JSCs) and joint clinical assessments (JCAs)
that will serve as the basis for national value assessments and price negotiations. 25 JCAs are planned to be conducted by the EU
HTA Coordination Group (HTACG) in 2025. While preparations gathered pace in 2024, there are short-term risks and uncertainties related to the new JCA framework, especially as regards methodologies (i.e. comparators and endpoints), potential delayed assessments, and the disruption caused to national HTA processes in adopting EU HTA without additional resources. In addition, the new EU HTA regulation will trigger increased workload and higher evidence requirements at launch, requiring Sanofi and other manufacturers to adapt their operating models. As countries and companies transition to the new processes, EU-wide coordination on HTA is anticipated to gain momentum, albeit slower than initially expected.
Another priority of the EC is to secure the uninterrupted supply of medicines in Europe. In 2024 it launched the Critical Medicines
Alliance, paving the way for a possible Critical Medicines Act in the future. To mitigate drug shortages, the EC is pursuing several actions including reshoring of generics production, compulsory stockpiling, and joint procurement of the most critical medicines.
China
China is pursuing reforms towards "Healthy China 2030". Healthcare is one of the growth priorities with policies aimed at addressing a large and increasing burden of disease (especially cancer, diabetes and cardiovascular diseases), while balancing access to innovation and costs.
China also continues to improve regulatory timelines. For example, Dupixent received approval for the treatment of adults with moderate-to-severe AD in June 2020, within six months of filing through an accelerated review process.
Pricing pressure is expected to remain at a high level as a growing number of products are subject to National Reimbursement
Drug List (NRDL) price negotiations and volume-based procurement (VBP) tenders, with the lowest price prevailing to compete with local champions.
Access to innovative therapies has been accelerating in the last five years, fueled by annual NRDL updates, albeit with steep price cuts across therapy areas. According to the National Healthcare Security Administration (NHSA), 91 new drugs were added to the
National Reimbursement Drug List (NRDL) in December 2024, with an average price cut of 63%, the highest level since NRDL updates began in 2017. More than 70% of successful medicines were developed by Chinese companies, continuing the recent growth in domestic manufacturers’ share of new entries to the NRDL. Additionally, 38 of the 91 new entries to the NRDL are in
Class 1 where China is the global first-launch market.
Further expansion of the VBP policy will pursue aggressive price cutting of a growing number of products, including biologics, with more than 500 drugs targeted for inclusion in 2025.
B.6. Patents, intellectual property and other rights
Intellectual property rights are essential to our business because they protect our innovations and investments in research and development, manufacturing and marketing of our products. Intellectual property rights include patents, trademarks, copyrights, know‑how, trade secrets and regulatory-based protection.

SANOFI FORM 20-F 2024	45

PART I
ITEM 4. Information on the Company
Patent protection
We own a broad portfolio of patents, patent applications and patent licenses worldwide. These patents are of various types and may cover: active ingredients; pharmaceutical formulations; product manufacturing processes; intermediate chemical compounds; therapeutic indications/methods of use; technology platforms; delivery systems; digital applications; and enabling technologies, such as assays. Patent protection is considered, in the aggregate, to be of material importance to the marketing and sales of our products.
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
In Europe, applications for new patents may be submitted to the European Patent Office (EPO). In the US, applications for new patents may be submitted to the United States Patent and Trademark Office (USPTO).
We monitor our competitors and vigorously seek to challenge patent infringers when such infringement would negatively impact our business objectives. See “Item 8. — A. Consolidated Financial Statements and Other Financial Information — Information on
Legal or Arbitration Proceedings — Patents” of this annual report.
The expiration or loss of a patent covering a new molecule, typically referred to as a compound patent, may result in significant competition from generic or biosimilar products and can result in a dramatic reduction in sales of the original branded product
(see “Item 3. Key Information — D. Risk Factors”). In some cases, it is possible to continue to benefit from a commercial advantage through product manufacturing trade secrets or other types of patents. Certain categories of products, such as traditional vaccines and insulin, were historically relatively less reliant on patent protection and may in many cases have no patent coverage. It is increasingly frequent for novel vaccines also to be patent protected.
Regulatory exclusivity
In some markets, including the EU and the US, many of our pharmaceutical products may also benefit from multi-year regulatory exclusivity periods, during which a generic or biosimilar competitor may not rely on our clinical study and safety data in its drug application. This exclusivity operates independently of patent protection and may protect the product from generic or biosimilar competition even if there is no patent covering the product.
United States
•The FDA may not grant final marketing authorization to a generic competitor for a New Chemical Entity (NCE) until the expiration of the regulatory exclusivity period (five years) that commences upon the first marketing authorization of the reference listed drug.
•Significant new uses of existing NCEs, including new indications, may qualify for an additional three years of regulatory exclusivity if certain conditions are met.
•For biological drugs, the FDA may not approve a biosimilar application until 12 years after the date on which the reference product was first licensed.
•Pediatric extensions are available under certain conditions of the Hatch-Waxman Act by providing data on pediatric studies.
Under such cases the FDA allows for an extension of regulatory exclusivity and patent life by six months, to the extent these protections have not already expired (the so-called “pediatric exclusivity”).
•Orphan drug exclusivity may be under certain circumstances to drugs intended to treat rare diseases or conditions.
European Union
•Regulatory exclusivity is available in two forms: data exclusivity and marketing exclusivity.
•Generic or biosimilar drug applications will not be accepted for review until eight years after the first marketing authorization
(data exclusivity). This eight-year period is followed by a two-year period during which generics or biosimilars cannot be marketed (marketing exclusivity).
•The marketing exclusivity period can be extended to three years if, during the first eight-year period, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which are deemed to provide a significant clinical benefit over existing therapies. This is known as the “8+2+1” rule.
•Pediatric extensions - A regulation on pediatric medicines provides for pediatric research obligations with potential associated rewards including extension of supplementary patent protection and six-month regulatory exclusivity for pediatric marketing authorization (for off-patent medicinal products).
•Orphan drug exclusivities also exist in the EU.

46	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
Japan
•The regulatory exclusivity period varies, but is generally four to six years for drugs for a specific use, and for medicinal products with new indications or with new dosages; eight years for drugs containing a new chemical entity; ten years for orphan drugs, and for new drugs requiring pharmaco-epidemiological study; six to eight years for innovative drugs (“SAKIGAKE” products), and for orphan drugs with a new ethical combination or new mode of administration; and six years for other medicinal products, such as new prescription combination drugs or drugs requiring a new mode of administration.
•There is no pediatric research extension of patent protection for patented medicinal products. However, regulatory exclusivity may be extended from eight to ten years.
Emerging markets
One of the main limitations on our operations in emerging market countries is the lack of effective intellectual property protection or enforcement for our products, which frequently do not provide non-patent exclusivity for innovative products. While the situation has gradually improved, the lack of protection for intellectual property rights or the lack of robust enforcement poses difficulties in certain countries. Additionally, in recent years a number of countries have waived or threatened to waive intellectual property protection for specific products, for example through compulsory licensing of generics. See “Item 3. Key Information —
D. Risk Factors — Risks Relating to Sanofi’s Structure and Strategy — The globalization of our business exposes us to increased risks in specific areas”.
Product and patent overview
We summarize in the table below the intellectual property coverage (in some cases through licenses) of our most significant marketed products in terms of sales, in our major markets. In the discussion of patents below, we focus on active ingredient patents (compound patents) and, in the case of NCEs, on any later filed patents listed as applicable in the FDA’s list of Approved
Drug Products with Therapeutic Equivalence Evaluations (the “Orange Book”) or in its foreign equivalents. For biologics, the
Orange Book listing does not apply.
The table provides a list of expiration dates, which include six-month pediatric extensions when applicable, and when indicated, extensions due to Patent Term Adjustment (PTA) or other regulatory delays. Where patent terms have expired we indicate such information and mention whether generics or biosimilars are on the market.
We do not provide later filed patent information relating to formulations already available as an unlicensed generic. References below to patent protection in Europe indicate the existence of relevant patents in most major markets in the EU. Specific situations may vary by country.
We additionally set out any regulatory exclusivity from which these products continue to benefit in the EU, US or Japan.
Regulatory exclusivities presented below incorporate any pediatric extensions obtained. While EU regulatory exclusivity is intended to be applied throughout the EU, in some cases Member States have taken positions prejudicial to our exclusivity rights.

	United States	European Union	Japan
Dupixent	Compound: March 2031 with PTE*	Compound: September 2032 with SPC* (March 2033 with pediatric extension of SPC* in process of being granted across EU countries)	Compound: May 2034 with PTE*
	Later filed patents: coverage ranging through March 2044 (pending)	Later filed patents: coverage ranging through December 2043 (pending)	Later filed patents: coverage ranging through October 2042 (pending)
	Regulatory exclusivity: March 2029	Regulatory exclusivity: September 2028	Regulatory exclusivity: January 2026
Toujeo	Compound: expired	Compound: expired	Compound: expired
	Later filed patents: coverage ranging through May 2031	Later filed patents: coverage ranging through May 2031	Later filed patents: coverage ranging through July 2033 with PTE*
Lantus	Compound: expired	Compound: expired	Compound: expired
	Generics/biosimilars on the market	Generics/biosimilars on the market	Generics/biosimilars on the market
Lovenox	Compound: expired	Compound: expired	Compound: expired
	Generics on the market	Biosimilars on the market
Plavix	Compound: expired	Compound: expired	Compound: expired
	Generics on the market	Generics on the market	Generics on the market
Fabrazyme	Patent: expired	Patent: expired	Patent: expired
	Regulatory exclusivity: March 2028 pediatric indication (ages 2-8 with confirmed Fabry disease)		Generics/biosimilars on the market
Myozyme	Compound: expired	Compound: expired	Compound: expired
Alprolix	Use: December 2027 with PTE*	Compound: May 2029 with SPC* in most EU countries	Compound: February 2026 with PTE*
	Later filed patents: coverage ranging through April 2039 (pending)	Later filed patents: coverage ranging through December 2037 (pending)	Later filed patents: coverage ranging through December 2037 (pending)
	Regulatory exclusivity: March 2026	Regulatory exclusivity: May 2028
Cerezyme	Patent: expired	Patent: expired	Patent: expired

SANOFI FORM 20-F 2024	47

PART I
ITEM 4. Information on the Company

	United States	European Union	Japan
Aubagio	Compound: expired	Compound: expired	Compound: expired
Later filed patent: coverage ranging through April 2027 with SPC*
	Generics on the market	Generics on the market
NEW LAUNCHES
Nexviazyme/ Nexviadyme	Compound: March 2030 with PTA* (PTE* pending)	Compound: January 2028 (SPC* in process of being granted across EU countries)	Compound: December 2032 with PTE*
	Later filed patents: coverage ranging through May 2032	Later filed patents: coverage ranging through May 2032	Later filed patents: coverage ranging through December 2029
	Regulatory exclusivity: pending	Regulatory exclusivity: no (a)	Regulatory exclusivity: September 2031
Sarclisa	Compound: October 2032 with PTA* and PTE*	Compound: October 2032 with SPC*	Compound: October 2032 with PTE*
	Later filed patents: coverage ranging through November 2041 (pending)	Later filed patents: coverage ranging through November 2041 (pending)	Later filed patents: coverage ranging through November 2041 (pending)
	Regulatory exclusivity: March 2032	Regulatory exclusivity: May 2030	Regulatory exclusivity: June 2028
ALTUVIIIO	Compound: February 2037 with PTA* (PTE* pending)	Compound: January 9, 2035 (SPC* pending)	Compound: January 9, 2035 (PTE* pending)
	Later filed patents: coverage ranging through March 2043 (pending)	Later filed patents: coverage ranging through March 2043 (pending)	Later filed patents: coverage ranging through March 2043 (pending)
	Regulatory exclusivity: February 2035	Regulatory exclusivity: June 2034	Regulatory exclusivity: September 2031
Rezurock	Compound : October 2029 with PTA* (PTE* pending)	N/A	Compound : March 2026 (PTE* pending)
	Later filed patents : coverage ranging through July 2042		Later filed patents : October 2033 (PTE* pending)
	Regulatory exclusivity: July 2028		Regulatory exclusivity: March 2034
Cablivi	Compound: August 2027 with PTA* (PTE* pending)	Compound: May 2031 with SPC* in most EU countries	Compound: May 2031 with PTE*
	Later filed patents: coverage ranging through 2039	Later filed patents: coverage ranging through 2039 (pending)	Later filed patents: coverage ranging through 2039 (pending)
	Regulatory exclusivity: Feb. 2031	Regulatory exclusivity: Sep. 2030	Regulatory exclusivity: Sep. 2032
Xenpozyme	Use: March 2031 with PTA* (PTE* pending)	Use: August 2030 (SPC* in process of being granted across EU countries)	Use: August 2030 (PTE* pending)
	Later filed patents: coverage ranging through 2043 (pending)	Later filed patents: coverage ranging through 2043 (pending)	Later filed patents: coverage ranging through 2043 (pending)
	Regulatory exclusivity: August 2034	Regulatory exclusivity: June 2032	Regulatory exclusivity: March 2030
Tzield	Compound : Expired	N/A	N/A
Later filed patents : coverage ranging through May 2043 (pending)
Regulatory exclusivity: November 2034
Beyfortus	Compound: January 2035 (PTE* pending)	Compound: January 2035 (SPC* in process of being granted across EU countries)	Compound: January 2035 (PTE* pending)
	Later filed patent: coverage ranging through September 2042 (pending)	Later filed patent: coverage ranging through September 2042 (pending)	Later filed patent: coverage ranging through September 2042 (pending)
	Regulatory exclusivity: July 2035	Regulatory exclusivity: November 2032	Regulatory exclusivity: March 2032
* PTE: Patent Term Extension. – SPC: Supplementary Protection Certificate. – PTA: Patent Term Adjustment.
(a)Subject to legal challenge before EU General Court.
Third-party patents and challenges to intellectual property
Patents held or licensed by Sanofi do not in all cases provide effective protection against a competitor’s generic or biosimilar version of our products. For example, notwithstanding the presence of unexpired patents, competitors launched generic versions of Allegra in the US (prior to the product being switched to over-the-counter status) and Multaq in the EU.
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
annual report, we are involved in significant litigation concerning the patent protection of a number of our products.
In addition to directly challenging our intellectual property rights, in some circumstances a competitor may be able to market a generic version of one of our products.

48	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
In the US, competitor generic companies can challenge patents by filing Abbreviated New Drug Applications (ANDAs) to receive authority to market a generic version of our approved products, by demonstrating that the purportedly generic version has the same properties (safety and other technical data) as the original approved product. Our products and patents are also subject to challenge by under section 505(b)(2) of the US Federal Food, Drug, and Cosmetic Act, which allows for approval for a wide range of products, especially for those products that represent only a limited change from an existing approved drug.
Similarly, entities wishing to market a generic biologic can utilize an abbreviated approval pathway established in the PHS Act.
This §351(k) pathway enables an applicant to rely on a reference product sponsor’s data when seeking approval of a biological product shown to be biosimilar (highly similar with no clinically meaningful differences) or interchangeable with an FDA-licensed reference BLA product. See also “— B.5.3. Regulatory Framework” above.
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
Our main sites are approved by the FDA:
•the Specialty Care facilities in the United States (Framingham MA and Northborough MA), France (Lyon Gerland, Vitry-sur-
Seine, Le Trait), Germany (Frankfurt), Ireland (Waterford) and Belgium (Geel);
•the General Medicines facilities in Germany (Frankfurt), France (Aramon, Sisteron, Ploermel, Ambarès and Tours), Italy (Anagni
and Scoppito), Singapore (Jurong) and the United States (Ridgefield NJ);
•the Vaccines facilities in France (Marcy l’Étoile, Le Trait, Val-de-Reuil and Neuville-sur-Saône), the United States (Swiftwater
PA) and Canada (Toronto); and
•the Opella facilities in France (Compiègne) and the United States (Chattanooga TN).
Wherever possible, we seek to have multiple plants approved for the production of key active ingredients and our strategic finished products (this is the case with Lovenox and Dupixent, for example).
More details about our manufacturing sites are given below at section “— D. Property, Plant and Equipment”.

SANOFI FORM 20-F 2024	49

PART I
ITEM 4. Information on the Company
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
Carraig sets premiums for our entities at market rates. Claims are assessed using the traditional models applied by insurance and reinsurance companies, and Sanofi's reserves are regularly verified and confirmed by independent actuaries.
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
The Stock & Transit program protects all goods owned by Sanofi while they are in transit nationally or internationally, whatever the means of transport, and all our inventories wherever they are located. Sharing risk between our entities through Carraig means that we can set deductibles at appropriate levels, for instance differentiating between goods that require temperature controlled distribution and those that do not. We have developed a prevention program with assistance from experts, implementing best practices in this area at our distribution sites.
Our Cyber/Digital insurance program protects our operations against loss originating from various sources, and against liability in respect of data security. Centralized through Carraig, the program enables us to set deductibles and cover appropriate to the needs of local entities before the market attachment point.
Our General & Product Liability program was renewed in 2024 for all our subsidiaries worldwide in all territories where it was possible to do so. For several years, insurers have been reducing product liability coverage because of the difficulty of transferring risk for some products that have been subject to numerous claims.
The principal risk exposure for our pharmaceutical products is covered with low deductibles at country level, with a greater proportion of risk being retained. The level of risk self-insured by Sanofi (including via Carraig) before the market attachment point enables us to retain control over the management and prevention of risk. Our negotiations with third-party insurers and reinsurers are tailored to our specific risks. In particular, they allow for differential treatment of products in the development phase, for discrepancies in risk exposure between European countries and the United States and for specific issues arising in certain jurisdictions. Coverage is adjusted every year to take account of the relative weight of new product liability risks such as those arising out of biotechnologies and new technology platforms.
Our coverage for risks that are not specific to the pharma-biotech industry (general liability) is designed to address the potential impacts of our operations.
For all the insurance programs handled by Carraig, outstanding claims are covered by provisions for the estimated cost of settling all claims incurred but not paid at the balance sheet date, whether reported or not, together with all related claims handling expenses. Where there is sufficient data history from Sanofi or from the market for claims made and settled, management – with assistance from independent actuaries – prepares an actuarial estimate of our exposure to unreported claims for the risks covered. The actuaries perform an actuarial valuation of the company’s Incurred But Not Reported (IBNR) and Allocated Loss
Adjustment Expense (ALAE) liabilities at year end. Two ultimate loss projections (based upon reported losses and paid losses, respectively) are computed each year using various actuarial methods including the Bornhuetter-Ferguson method; those projections form the basis for the provisions set.
The Directors & Officers Liability program protects all legal entities under our control, and their directors and officers. Carraig is not involved in this program.
We also operate other insurance programs, but these are of much lesser importance than those described above.
All our insurance programs are backed by highly-rated insurers and reinsurers and are intended to be designed in such a way that we can integrate most newly acquired businesses without interruption of cover. Our insurance coverage has been designed to reflect our risk profile and the capacity available in the insurance market. By centralizing our major programs, we are able to provide what we believe to be excellent, cost effective protection.
B.9. Health, Safety and Environment
Our manufacturing and research operations are subject to increasingly stringent health, safety and environmental (HSE) laws and regulations. These laws and regulations are complex and rapidly changing, and Sanofi invests the necessary sums in order to comply with them. This investment, which aims to respect HSE matters, varies from year to year.
Applicable environmental laws and regulations may require us to eliminate or reduce the effects of chemical substance discharge at our various sites. The sites in question may belong to Sanofi, and may be currently operational, or may have been owned or operational in the past. In this regard, Sanofi may be held liable for the costs of removal or remediation of hazardous substances on, under or in the sites concerned, or on sites where waste from activities has been stored, without regard to whether the owner

50	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
or operator knew of or under certain circumstances caused the presence of the contaminants, or at the time site operations occurred the discharge of those substances was authorized.
As is the case for a number of companies in the pharmaceutical, chemical and intense agrochemical industries, soil and groundwater contamination has occurred at some of our sites in the past, and may still occur or be discovered at others. In
Sanofi’s case, such sites are mainly located in the United States, Germany and France. As part of a program of environmental surveys conducted over the last few years, detailed assessments of the risk of soil and groundwater contamination have been carried out at current and former Sanofi sites. In cooperation with national and local authorities, Sanofi regularly assesses the rehabilitation work required and carries out such work when appropriate. Remediation works have just been completed at
Neuville in France. Long-term rehabilitation work is in progress or planned in Mount Pleasant, Portland in the United States;
Frankfurt in Germany; Valernes, Septèmes and Limay in France; and on a number of sites divested to third parties and covered by contractual environmental guarantees granted by Sanofi.
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
Potential environmental contingencies arising from certain business divestitures are described in Note D.22.d. to the consolidated financial statements. In 2024, Sanofi spent €35 million on rehabilitating sites previously contaminated by soil or groundwater pollution.
Due to changes in environmental regulations governing site remediation, our provisions for remediation obligations may not be adequate due to the multiple factors involved, such as the complexity of operational or previously operational sites, the nature of claims received, the remediation techniques involved, the planned timetable for rehabilitation, and the outcome of discussions with national regulatory authorities or other potentially responsible parties, as in the case of multiparty sites. Given the long industrial history of some of our sites and the legacy obligations arising from the past involvement of Aventis in the chemical and agrochemical industries, it is impossible to quantify the future impact of these laws and regulations with precision.
See “Item 3.D. Risk Factors — Environmental and safety risks of Our Industrial Activities.”
We have established, in accordance with our current knowledge and projections, provisions for cases already identified and to cover contractual guarantees for environmental liabilities relating to sites that have been divested. In accordance with
Sanofi standards, a comprehensive review is carried out once a year on the legacy of environmental pollution. In light of data collected during this review, we adjusted our provisions to €474 million as of December 31, 2024 versus €493 million as of December 31, 2023. The terms of certain business divestitures, and the environmental obligations and retained environmental liabilities relating thereto, are described in Note D.22. to our consolidated financial statements.
To our knowledge, Sanofi did not incur any liability in 2024 for non-compliance with current HSE laws and regulations that could be expected to significantly jeopardize its activities, financial situation or operating income. We also believe that we are in substantial compliance with current HSE laws and regulations and that all the environmental permits required to operate our facilities have been obtained.
Regular HSE audits are carried out by Sanofi in order to assess compliance with standards (which implies compliance with regulations) and to initiate corrective measures (19 internal audits performed in 2024). Moreover, more than 100 specific visits were performed jointly with experts representing our insurers.
Sanofi has implemented a worldwide master policy on HSE to promote the health and well-being of the employees and contractors working on its sites and respect for the environment. We consider this master policy to be an integral part of our commitment to social responsibility. In order to implement this master policy, Sanofi key requirements have been drawn up in the key fields of HSE management, HSE leadership, safety in the workplace, process safety, occupational hygiene, health in the workplace and protection of the environment. However, despite these efforts, Sanofi may be unsuccessful in the implementation of its policy to reduce and mitigate the harmful effects of its activities on the health and safety of its employees, customers or the general public and on the environment more generally. See “Item 3. Key information — D. Risk Factors” for further information.
Health
From the development of compounds to the commercial launch of new drugs, Sanofi research scientists continuously assess the effect of products on human health. This expertise is made available to employees through two committees responsible for chemical and biological risk assessment. Sanofi’s COVALIS (Comité des Valeurs Limites Internes Sanofi) Committee is responsible for the hazard determination and classification of all API and synthesis intermediates handled at Sanofi facilities. This covers all active ingredients handled in production at company sites or in processes sub-contracted for manufacture. Any important issues involving raw materials or other substances that lack established occupational exposure limits may also be reviewed. The
COVALIS Committee determines the occupational exposure limits required within Sanofi. Our TRIBIO Committee is responsible for classifying all biological agents according to their degree of pathogenicity, and applies rules for their containment and the preventive measures to be respected throughout Sanofi. See “Item 3. Key Information — D. Risk Factors — Environmental and
safety risks of our industrial activities — Risks from manufacturing activities and the handling of hazardous materials could adversely affect our results of operations and reputation.”
Appropriate occupational hygiene practices and programs are defined and implemented in each site. These practices consist essentially of containment measures for collective and individual protection against chemical and biological exposure in all workplaces where chemical substances or biological agents are handled. All personnel are monitored with an appropriate medical surveillance program, based on the results of professional risk evaluations linked to their duties.

SANOFI FORM 20-F 2024	51

PART I
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
While these measures focus on managing chemical and biological risks, Sanofi's commitment to employee well-being extends beyond safety protocols. Through the All Well program, Sanofi offers comprehensive health and wellbeing support to all its employees. This program provides various global and local resources to promote healthy nutrition, physical activity, vaccination, and health checkups, as well as a Global Employee Assistance Program, ensuring a holistic approach to employee health and safety.
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
We are using specialized process safety-testing laboratories that are fully integrated into our chemical development activities, apply methods to obtain the physico-chemical parameters of manufactured chemical substances (intermediate chemical compounds) and apply models to measure the effect of potentially leachable substances in the event of a major accident. In these laboratories the parameters for qualifying hazardous reactions are also determined, in order to define scale-up process conditions while transferring from development stage to industrial scale. We use these data to enhance the relevance of our risk assessments.
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
We have also designed a new Global Safety Culture program — “Leading Safety” — to help protect the health and safety of our employees, contractors and communities. It is based on five positive performance drivers: strengthen safety leadership; focus on key risks; increase managerial skills; improve safety barriers and the effectiveness of controls; and increase reports of unsafe acts
& hazardous conditions.
Environment
Beyond healthcare, we have taken steps to address the environmental impacts of our products and activities and to help strengthen our resilience in the face of environmental changes. We have identified six major environmental challenges relating to our businesses: greenhouse gas emissions and climate disruption; eco-design; water; pharmaceuticals in the environment; waste;
and biodiversity.
We have been implementing environmental initiatives since 2010. More recently, we established the Planet Care program, which seeks to address environmental impacts across the value chain.
We have also taken measures to seek to reduce our greenhouse gas emissions and pursue more sustainable water resource management, especially at sites which are under hydric stress, and have set both medium-term and long-term targets. See
“Cautionary statement regarding forward-looking statements” and “Item 3.D. Risk Factors.”

52	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
C. Organizational Structure
C.1. Significant Subsidiaries
Sanofi is the holding company of a consolidated group consisting of almost 260 companies. The principal companies in the
Sanofi group as of December 31, 2024 is provided in Note F. to our consolidated financial statements, included in Item 18. of this annual report.
Since 2009, we have transformed Sanofi through numerous acquisitions and divestments, in particular the acquisitions of
Genzyme in April 2011, Boehringer Ingelheim (BI) Consumer Healthcare in January 2017 (mainly through an asset purchase),
Bioverativ in March 2018, Ablynx in June 2018, Synthorx in January 2020, Principia in September 2020, Kymab in April 2021,
Translate Bio in September 2021, and Amunix Pharmaceuticals, Inc in February 2022; the deconsolidation of EUROAPI in
May 2022, the acquisitions of Provention Bio, Inc. QRIB Intermediate Holdings, LLC. in 2023; and the acquisitions of Inhibrx, Inc in
2024; and the sale of Opella, expected to close in the second quarter of 2025 at the earliest (for a description of the main such events over the past three years, refer to “A. History and Development of the Company” above).
In certain countries, we carry on some of our business operations through joint ventures with local partners. In addition, we have entered into worldwide collaboration agreements, in particular with Regeneron on Dupixent and Kevzara and with AztraZeneca on Beyfortus. For further information, refer to Note C. “Principal Alliances” to our consolidated financial statements, included at
Item 18. of this annual report.
C.2. Internal organization of activities
Sanofi and its subsidiaries collectively form a group organized around a Biopharma operating segment (Immunology &
Inflammation, Rare diseases, Neurology, Oncology, Other medicines, Vaccines). Opella, our former Consumer Healthcare operating segment, is now classified as a discontinued operation in accordance with IFRS 5. See “Item 5. Operating and Financial
Review and Prospects — A.1.1. 2024 Overview”.
Within Sanofi, responsibility for R&D rests with Sanofi and Genzyme Corporation for medicines, and with Sanofi Pasteur and
Sanofi Pasteur, Inc. for vaccines. However, within our integrated R&D organization, strategic priorities are set and R&D efforts coordinated on a worldwide scale. In fulfilling their role in R&D, the aforementioned companies subcontract R&D to those of their subsidiaries that have the necessary resources. They also license patents, manufacturing know-how and trademarks to certain of their French and foreign subsidiaries. Those licensee subsidiaries manufacture, commercialize and distribute the majority of our products, either directly or via local distribution entities.
Our industrial property rights, patents and trademarks are mainly held by the following companies:
•Biopharma: Sanofi, Sanofi Mature IP, Sanofi Biotechnology SAS (France), Sanofi-Aventis Deutschland GmbH (Germany),
Ablynx (Belgium), Genzyme Corporation, Bioverativ Inc., Kadmon Corporation LLC, Amunix Pharmaceuticals, Inc., Kymab Ltd,
Principia Biopharma Inc., Sanofi Pasteur (France), Sanofi Pasteur, Inc. (US), Sanofi Pasteur Vaxdesign Corp., Translate Bio (US),
Synthorx, Inc., Aventis Pharma SA and Provention Bio, Inc.;
•Opella: A. Nattermann Cie & GmbH (Germany), Chattem Inc. (US), Opella Healthcare and SSP Co. Ltd (Japan), which are now part of Sanofi’s discontinued operations (see “Item 5. Operating and Financial Review and Prospects — A.1.1. 2024 Overview”).
For a description of our principal items of property, plant and equipment, see “— D. Property, Plant and Equipment” below. Our property, plant and equipment is held mainly by the following companies:
•in France: Sanofi Pasteur SA, Sanofi Winthrop Industrie, Opella Healthcare International SAS and Sanofi-Aventis Recherche &
Développement;
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
Consequently, at December 31, 2024, the Sanofi parent company held 91% of our external financing and 77% of our surplus cash.
In addition, the Sanofi parent company, plus the wholly-owned Sanofi subsidiaries Sanofi European Treasury Center SA (SETC)
and/or Genzyme Ireland Limited, provide financing and certain financial services to Sanofi subsidiaries.

SANOFI FORM 20-F 2024	53

PART I
ITEM 4. Information on the Company
D. Property, Plant and Equipment
D.1. Overview
Our headquarters are located in Paris, France.
We operate our business through office premises and research, production and logistics facilities in approximately 70 countries around the world. Our office premises house all of our support functions, plus operational representatives from our subsidiaries and the Company.
A breakdown of our sites by use and by ownership status (owned versus leasehold) is provided below. This breakdown is based on surface area. All surface area figures are unaudited.

Breakdown of sites by use		Breakdown of sites by ownership status
Industrial	59%	Leasehold	26%
Research	13%	Owned	74%
Offices	13%
Logistics	9%
Other	6%
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
The organizational structure of Manufacturing & Supply is aligned on our corporate structure and our four Global Business Units:
Specialty Care, General Medicines, Vaccines and Opella, which is now part of Sanofi’s discontinued operations (see “Item 5.
Operating and Financial Review and Prospects — A.1.1. 2024 Overview”).
The Manufacturing & Supply department is also responsible for Sanofi Global HSE and Global Supply Chain.
At the end of 2024, we were carrying out industrial production at 52 sites in 24 countries:
•8 sites for our Specialty Care operations;
•21 sites for our General Medicines operations;
•9 sites for the industrial operations of Vaccines; and
•13 sites for our Opella operations, which are now part of Sanofi’s discontinued operations (see “Item 5. Operating and Financial
Review and Prospects — A.1.1. 2024 Overview”).
The quantity of units sold in 2024, including in-house and outsourced production, was 4.2 billion. This comprised:
•Biopharma: 2.1 billion units; and
•Opella: 2.1 billion units.
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
•Marcy-l’Étoile and Val-de-Reuil (France), Toronto (Canada) and Swiftwater (United States) for vaccines; and
•Compiègne and Lisieux (France), Cologne (Germany), Origgio (Italy), Chattanooga (United States) and Ocoyoacac (Mexico) for
Opella products, now part of Sanofi’s discontinued operations (see “Item 5. Operating and Financial Review and Prospects —
A.1.1. 2024 Overview”).

54	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
Research & Development sites
In Pharmaceuticals, research and development activities are conducted at the following sites:
•two operational sites in France: Montpellier and Vitry-sur-Seine/Alfortville;
•two sites in the rest of Europe (Germany and Belgium), the larger of which is in Frankfurt (Germany);
•three sites in the United States: Bridgewater, Cambridge and Framingham/Waltham ; and
•three sites in China (Beijing, Shanghai and Chengdu).
In Vaccines, research and development activities are conducted at the following sites :
•Swiftwater, Cambridge and Orlando (United States);
•Marcy-l’Étoile/Lyon (France); and
•Toronto (Canada).
D.3. Acquisitions, capital expenditures and divestitures
The carrying amount of our property, plant and equipment at December 31, 2024 was €10,091 million. During 2024, we invested €1,717 million (see Note D.3. to our consolidated financial statements, included at Item 18. of this annual report), mainly in increasing capacity and improving productivity at our various production and R&D sites.
Our principal acquisitions, capital expenditures and divestitures in 2022, 2023 and 2024 are described in Notes D.1. & D.2.
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
As of December 31, 2024, our firm commitments in respect of future capital expenditures amounted to €422 million. The principal locations involved are: for medicines, the industrial facilities at Frankfurt (Germany); Le Trait, Maisons-Alfort,
Compiègne, and Ambares (France); Cambridge (United States); Geel (Belgium); Origgio, Anagni, Brindisi and Scoppito (Italy);
and for vaccines, the facilities at Swiftwater (United States); Toronto (Canada); Marcy-l’Étoile, Neuville-sur-Saône and Val-de-
Reuil (France); and Singapore.
In the medium term and assuming no changes in the scope of consolidation, we expect to invest on average approximately
€1.5 billion a year in property, plant and equipment. We believe that our own cash resources and the undrawn portion of our existing credit facilities will be sufficient to fund these expenditures.
Our principal ongoing capital expenditures are described below.
Medicines
Our Medicines industrial operations are organized through end-to-end clusters.
We have four dedicated biotechnology hubs: Paris/Lyon (France), Frankfurt (Germany), Geel (Belgium) and the Boston Area
(United States). Exploiting innovative techniques, including cell and microbiological culture and the development of viral vectors, our biotechnology operations call for highly specific knowledge and expertise backed by dedicated production platforms to support global product launches. In May 2024, Sanofi announced plans for major investment to increase the production capabilities of our facility at Vitry-sur-Seine (France).
We also have end-to-end clusters with chemistry, pharmaceutical and injectable sites organized through a network of regional and local industrial sites, supporting growth in those markets. A dedicated Launch Sites cluster has been implemented, from
API manufacturing to finished goods packaging (Sisteron, Aramon, Ambarès, Scoppito). The Frankfurt facility is our principal site for the manufacture of diabetes treatments. Also in 2024, we announced major investments in the production of insulin
APIs, at new facilities in Frankfurt (Germany) and Beijing (China).
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
Opella
The pharmaceutical industrial operations of our Opella business are spread across a dedicated network. Global markets are supplied from our facilities at Compiègne (France), Cologne (Germany) and Origgio (Italy). We have recently invested in new production capacities in Narita (Japan), Origgio (Italy) and Lisieux (France). All of these operations are part of Sanofi’s discontinued operations (see Note D.36. to our consolidated financial statements, included at Item 18 of this Annual Report on
Form 20-F).

SANOFI FORM 20-F 2024	55

PART I
ITEM 4. Information on the Company
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
In terms of operational excellence, we continue to build on our Top Decile performance program, focused on core sites and fully leveraging digital opportunities and technology innovations. We are also reinforcing the Sanofi Manufacturing System to drive more improvement directly from the sites and reach our performance goals, while creating a culture of best practices shared across the industrial network.

56	SANOFI FORM 20-F 2024

PART I
ITEM 4. Information on the Company
E. R&D Appendix
R&D Pipeline

Registration
Name	Description	Indication
Dupixent(a)	IL4xIL13 mAb	Chronic obstructive pulmonary disease (JP) Chronic spontaneous urticaria (US, EU)
fitusiran	RNAi targeting anti-thrombin	Hemophilia A and B (US, CN)(1)
rilzabrutinib	BTK inhibitor	Immune thrombocytopenia (US, EU, CN)
Sarclisa	CD38 mAb	NDMM, TI (IMROZ) (JP) NDMM, TE (HD7) (EU)
MenQuadfi	4-valent (ACWY) conjugate vaccine	Meningitis (six weeks+) (US) (1)

Phase 3
Name	Description	Indication	Name	Description	Indication
Immunology			Neurology
Dupixent(a)	IL4xIL13 mAb	Bullous pemphigoid(2) Chronic pruritus of unknown origin Eosinophilic gastritis Lichen simplex chronicus	tolebrutinib	BTK inhibitor	Non-relapsing secondary progressive MS(2) Primary progressive MS
itepekimab(a)	IL33 mAb	Chronic obstructive pulmonary disease	frexalimab(b)	CD40L mAb	Relapsing MS Non-relapsing secondary progressive MS
amlitelimab	OX40L mAb	Atopic dermatitis	riliprubart	C1s inhibitor	SOC-refractory CIDP IVIg-treated CIDP
Rezurock	ROCK2 inhibitor	Chronic lung allograft dysfunction Chronic graft-versus-host disease, 1L	Oncology
Tzield	CD3 mAb	Type 1 diabetes	Sarclisa	CD38 mAb	NDMM, TE (HD7) (US) NDMM, TE (IsKia) Smoldering MM (ITHACA)
Rare diseases				CD38 mAb subcutaneous	Relapsed/refractory MM (IRAKLIA)
Nexviazyme	Enzyme replacement therapy	Pompe disease infantile onset (US)	Vaccines
venglustat	Oral GCS inhibitor	Fabry disease Gaucher disease type 3	SP0087	Vero cell vaccine	Rabies
			SP0125	Live attenuated vaccine	RSV (toddlers)
			Fluzone HD	Multivalent inactivated vaccine	Flu (50 years+)
			SP0202(c)	21-valent conjugate vaccine	Pneumococcal disease
(1) Currently in Phase 3 in EU - (2) Awaiting regulatory acceptance in the US
Collaborations:
(a) Regeneron - (b) ImmuNext - (c) SK bioscience
Abbreviations:
1L: 1st line - BTK: Bruton’s tyrosine kinase - CD: Cluster of differentiation - C1s: Complement component 1s - CIDP: Chronic inflammatory demyelinating polyneuropathy -
CN: China - EU: Europe - GCS: Glucosylceramide synthase - HD: High dose - IL: Interleukin - IVIg: Intravenous immunoglobulin - JP: Japan - mAb: Monoclonal antibody -
MM: Multiple myeloma - MS: Multiple sclerosis - NDMM: Newly diagnosed multiple myeloma - RNAi: RNA interference - ROCK2: Rho Associated coiled-coil containing protein kinase 2 - RSV: Respiratory syncytial virus - SOC: Standard of care - TE: Transplant eligible - TI: Transplant ineligible - US: United States of America

SANOFI FORM 20-F 2024	57

PART I
ITEM 4. Information on the Company

Phase 2
Name	Description	Indication	Name	Description	Indication
Immunology			Rare diseases
Dupixent(a)	IL4xIL13 mAb	Ulcerative colitis	rilzabrutinib	BTK inhibitor	Warm autoimmune hemolytic anemia
itepekimab(a)	IL33 mAb	Bronchiectasis	SAR447537	AAT fusion protein	Alpha-1 antitrypsin deficiency
amlitelimab	OX40L mAb	Alopecia areata Asthma Celiac disease Hidradenitis suppurativa Systemic sclerosis	Oncology
rilzabrutinib	BTK inhibitor	Asthma Chronic spontaneous urticaria IgG4-related disease	Sarclisa	CD38 mAb	Relapsed/refractory MM
frexalimab (b)	CD40L mAb	Systemic lupus erythematosus Type 1 diabetes	SAR443579(f)	Trifunctional anti- CD123 NK cell engager	Acute myeloid leukemia
balinatunfib	Oral TNFR1 signaling inhibitor	Psoriasis Rheumatoid arthritis Crohn’s disease	SAR447873(g)	SSTR targeting alpha- emitter therapy	Gastroenteropancreatic neuroendocrine tumors
lunsekimig	IL13xTSLP NANOBODY® VHH	Asthma High-risk asthma Chronic rhinosinusitis with nasal polyps	Vaccines
eclitasertib(c)	RIPK1 inhibitor	Ulcerative colitis	SP0218	Vero cell vaccine	Yellow fever
SAR44656(d)	IRAK4 degrader	Atopic dermatitis Hidradenitis suppurativa	SP230	5-valent (ABCYW) vaccine	Meningitis
brivekimig	TNFaxOX40L NANOBODY® VHH	Hidradenitis suppurativa	SP0256	mRNA vaccine	RSV (older adults)
duvakitug(e)	TL1A mAb	Crohn’s disease Ulcerative colitis	SP0335	Inactivated adjuvanted vaccine	Flu (H5 pandemic)
riliprubart	C1s inhibitor	Antibody-mediated rejection

Phase 1
Name	Description	Indication	Name	Description	Indication
Immunology			Oncology
SAR444336	Non-beta IL2 SynthorinTM	Inflammatory indication	SAR444881(i)	ILT2 mAb	Solid tumors
SAR445399(1)	IL1R3 mAb	Inflammatory indication	SAR445877	PD1xIL15 fusion protein	Solid tumors
SAR446422	CD28xOX40 bispecific Ab	Inflammatory indication	SAR445514(f)	Trifunctional anti- BCMA NK cell engager	Relapsed/refractory MM
SAR446959	MMP13xADAMTS5xCAP NANOBODY® VHH	Knee osteoarthritis	SAR445953(j)	CEACAM5-Topo1 ADC	Colorectal cancer
Neurology			Vaccines
SAR446159(h)	SynucleinxIGF1R mAb	Parkinson’s disease	SP0237	mRNA vaccine	Flu
			SP0268	mRNA vaccine	Acne
			SP0287	Fluzone HD+Nuvaxovid	Flu+COVID-19
			SP0287	Flublok+Nuvaxovid	Flu+COVID-19
			SP0289	mRNA vaccine	Flu (H5 pandemic)
			SP0256	mRNA vaccine	RSV+hMPV (older adults)
			SP0291	mRNA vaccine	RSV+hMPV+PIV3 (older adults)
(1) Also known as MAB212, in-licensed from MAB Discovery
Collaborations:
(a) Regeneron - (b) ImmuNext - (c) Denali - (d) Kymera - (e) Teva Pharmaceuticals - (f) Innate Pharma - (g) RadioMedix and Orano Med - (h) ABL Bio - (i) Biond Biologics -
(j) Pfizer
Abbreviations:
AAT: Alpha-1 antitrypsin - Ab: Antibody - ADAMTS5: A Disintegrin And Metalloproteinase with Thrombospondin Motifs 5 - ADC: Antibody-drug conjugate - BCMA: B-Cell maturation antigen -  BTK: Bruton’s tyrosine kinase - C1s: Complement component 1s - CAP: Cartilge anchoring protein - CD: Cluster of differentiation - CEACAM5:
Carcinoembryonic antigen cell adhesion molecule 5 - H5: hemagglutinin 5 - hMPV: human Metapneumovirus -  IGF1R: Insulin-like growth factor 1 receptor - IgG4:
Immunoglobulin G4 - IL: Interleukin - IL1R3: Interleukin-1 receptor 3 - ILT2: Ig-like transcript 2 - IRAK4: Interleukin 1 receptor associated kinase 4 - mAb: Monoclonal antibody
- MM: Multiple myeloma - MMP13: Matrix metallopeptidase 13 - mRNA: messenger RNA - NK: Natural killer - PD1: Programmed death protein 1 – PIV3: Parainfluenza virus type 3 -  RIPK1: Receptor-interacting serine/threonine protein kinase 1 - RSV: Respiratory syncytial virus - SSTR: Somatostatin receptor - TL1A: Tumor necrosis factor-like cytokine 1A - TNFa: Tumor necrosis factor alpha - TNFR1: Tumor necrosis factor receptor 1 - Topo1: Topoisomerase - TSLP: Thymic stromal lymphopoietin

58	SANOFI FORM 20-F 2024

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
of December 31, 2024.
The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See “Cautionary Statement Regarding Forward-
Looking Statements” at the beginning of this document.
Unless otherwise stated, all financial variations in this item are given on a reported basis.
A. Operating results
A.1. Significant operating information
A.1.1. 2024 Overview
2024 Business Developments
During 2024, Sanofi continued to implement its “Play to Win” strategy, initiating the second phase which aims to launch major innovations, redeploy resources and develop leading innovative R&D. For further information about our strategy, refer to
“Item 4. Information on the Company — B. Business Overview — B.1. Strategy.” Other significant events of the year are described below.
On May 10, 2024, Sanofi entered into a co-exclusive licensing agreement with Novavax. The terms of the agreement include (i) a co-exclusive license to co-commercialize Novavax’s current stand-alone adjuvanted COVID-19 vaccine worldwide (except in countries with existing Advance Purchase Agreements and in India, Japan, and South Korea, where Novavax has existing partnership agreements); (ii) an exclusive license to Novavax’s adjuvanted COVID-19 vaccine for use in combination with Sanofi’s flu vaccines; and (iii) a non-exclusive license to use the Matrix-M adjuvant in vaccine products. Novavax received an upfront payment of $500 million and could receive up to $700 million contingent on the attainment of development, regulatory and commercialization milestones, representing up to $1.2 billion in total. Starting in 2025, Sanofi will recognize sales of Novavax’s adjuvanted COVID-19 vaccine and will bear certain R&D, regulatory, and commercialization expenses. Novavax will receive double-digit tiered royalties on Sanofi sales of COVID-19 vaccines and combined influenza/COVID-19 vaccines. Novavax is also entitled to additional launch and sales milestone payments of up to $200 million, plus single-digit royalties for each additional
Sanofi vaccine product developed under a non-exclusive license using Novavax’s Matrix-M adjuvant technology. In addition,
Sanofi took a minority equity interest of less than 5% in Novavax. Outside of the collaboration, each party may develop and commercialize their own flu and COVID-19 vaccines and their own adjuvanted products at their own cost.
On May 13, 2024, Sanofi announced plans for an investment in major industrial projects of more than €1.1 billion, to create new bioproduction capacity at its sites in Vitry-sur-Seine (Val de Marne), Le Trait (Seine-Maritime) and Lyon Gerland (Rhône). This plan brings to more than €3.5 billion the amount committed by Sanofi since the COVID-19 pandemic to major projects to keep production of medicines and vaccines in France for patients around the world.
On May 30, 2024, Sanofi announced that it had completed the acquisition of Inhibrx, Inc (Inhibrx), a publicly-traded, clinical-
stage biopharmaceutical company focused on developing a pipeline of novel biologic therapeutic candidates in oncology and orphan diseases. The acquisition added SAR447537 (formerly INBRX-101) to Sanofi’s rare disease development portfolio. Under the terms of the merger agreement, Sanofi agreed to (i) pay Inhibrx stockholders $30 per share of Inhibrx common stock on closing of the merger (approximately $1.7 billion) and issue one non-transferable contingent value right (CVR) per share of Inhibrx common stock, entitling its holder to receive a deferred cash payment of $5, contingent upon the achievement of certain regulatory milestones (approximately $0.3 billion, if those milestones are achieved); (ii) pay off Inhibrx’s outstanding third-party debt (approximately $0.2 billion); and (iii) contribute capital to a new publicly traded company (New Inhibrx) (at least $0.2 billion).
Since the closing of the merger, Inhibrx has become a wholly owned subsidiary of Sanofi. Additionally, Sanofi retains a minority stake (approximately 8%) in New Inhibrx.
On September 10, 2024, in the presence of President Macron, Sanofi broke ground on a new production unit in Neuville-sur-
Saône (Rhône-Alpes), named Modulus, to produce upcoming vaccines and biological drugs. Modulus has the unique capability of adapting to produce up to four vaccines or biopharmaceuticals simultaneously and can be reconfigured within days or weeks to switch technological platforms (live attenuated viral vaccines, recombinant protein vaccines, or mRNA-based vaccines, as well as biotechnology-derived treatments like enzymes or monoclonal antibodies), whereas such changes typically take several months
(1)Non-IFRS financial measure: see definition in “— Presentation of Net Sales” below.
(2)Non-IFRS financial measure: see definition in “— Segment Information — Business Net Income” below.

SANOFI FORM 20-F 2024	59

PART I
ITEM 5. Operating and Financial Review and Prospects
or even years in conventional factories. Sanofi invested nearly €500 million in Modulus, which is expected to be operational by the end of 2025, following certification of the facilities and validation of manufacturing processes. Sanofi plans to produce some of its future biopharmaceuticals and vaccines there.
On October 21, 2024, Sanofi and Clayton, Dubilier & Rice (CD&R) announced that they had entered exclusive negotiations for the Proposed Opella Transaction as defined under "Item 4 –B.3. Opella." The opening of the exclusive negotiations relating to the Proposed Opella Transaction, and the signature of a put option agreement as of that date (leading to loss of the control previously exercised by Sanofi over Opella), triggered the reclassification of the Opella business as a discontinued operation for the 2024 financial year. Opella meets the criteria for a discontinued operation under IFRS 5, and the post-tax profit or loss from Opella is now presented separately within the line item Net income/(loss) from discontinued operations in Sanofi's consolidated income statement. This presentation in a separate line item of the income statement applies to operations for the year ended December 31, 2024 and for the comparative periods presented. Sanofi has exercised the put option, pursuant to which Sanofi is contemplating entering into an agreed form share purchase agreement; that agreement, once entered into by the parties, will govern the terms for the sale and purchase of the share capital of Opella. Sanofi expects to receive a cash payment during 2025, which may reach several billion euros, upon closing of the Proposed Opella Transaction, expected in the second quarter of 2025 at the earliest, while retaining an indirect stake of around 50% in Opella. The proceeds would be used in line with Sanofi’s existing capital allocation priorities, including shareholder returns.
2024 Financial results
For further information about the biopharma products we sell, and about our research and development portfolio, refer to “Item 4. Information on the Company — B. Business Overview.”
Our net sales for 2024 amounted to €41,081 million, an increase of 8.6% from 2023. At constant exchange rates (CER)(1), net sales rose by 11.3%, driven mainly by strong performances for Dupixent and increased sales of ALTUVIIIO, Lantus and Beyfortus.
Net income attributable to equity holders of Sanofi amounted to €5,560 million for 2024, compared with €5,400 million in
2023, a €160 million increase. Earnings per share was €4.44 in 2024, compared with €4.31 in 2023. Business net income(2)
was €8,912 million, down 1.8% on 2023, while business earnings per share (business EPS(2)) was 1.8% lower than in 2023 at €7.12.
At the Annual General Meeting on April 30, 2025, we will ask our shareholders to approve a dividend of €3.92 per share for the
2024 financial year, representing a payout of 55.0% of our Business net income per share (see “— B.2. Consolidated balance sheet and debt.”).
A.1.2. Impacts of competition from generics and biosimilars
Some of our flagship products continued to suffer sales erosion in 2024 under the impact of competition from generics and biosimilars. We do not believe it is possible to state with certainty what level of net sales would have been achieved in the absence of generic competition. A comparison of our consolidated net sales for the years ended December 31, 2024 and 2023
(see “— Results of Operations — Year Ended December 31, 2024 Compared with Year Ended December 31, 2023” below) for the main products affected by generic and biosimilar competition shows a loss of €794 million of net sales on a reported basis.
However, other parameters can also contribute to the loss of sales, such as a fall in the average selling price of certain products.
The table below sets forth the change by product.

(€ million)	2024	2023	Change on a reported basis	Change on a reported basis (%)
Aprovel Europe	73	78	(5)	-6.4%
Lantus Europe	340	357	(17)	-4.8%
Lovenox Europe	567	622	(55)	-8.8%
Plavix Europe	91	96	(5)	-5.2%
Aubagio Europe	152	437	(285)	-65.2%
Mozobil Europe	39	70	(31)	-44.3%
Aubagio United States	187	460	(273)	-59.3%
Mozobil United States	12	119	(107)	-89.9%
Aprovel Japan	11	16	(5)	-31.3%
Plavix Japan	22	33	(11)	-33.3%
Total	1,494	2,288	(794)	-34.7%
We expect the erosion caused by generic competition to continue in 2025, with a negative impact on our net income. The products likely to be impacted in 2025 include those that already faced generic competition in 2024, but whose sales can reasonably be expected to be subject to further sales erosion in 2025 (see products listed in the table above). In addition, we have experienced generic competition for Aubagio in the United States since March 2023 and in Europe since October 2023, with a greater impact in 2024. The same pattern occurred for Mozobil with generic competition in United States since July 2023, and in Europe since early 2024.
(1)From 2024, Net sales excludes sales of Consumer Healthcare products, reclassified within Net income from discontinued operations for the three years presented.

60	SANOFI FORM 20-F 2024

PART I
ITEM 5. Operating and Financial Review and Prospects
In 2024, aggregate consolidated net sales of those products in Europe, the United States and Japan amounted to €1,494 million;
this comprised €1,262 million in Europe, €187 million in the United States and €33 million in Japan. The negative impact on our
2025 net sales is likely to represent a substantial portion of those sales, but the actual impact will depend on a number of factors, such as the impact of generics and biosimilars on sales of our molecules, but also the market entry of generics of other molecules that are in competition with our products.
In China, the authorities have implemented a range of healthcare cost containment measures, including the Volume Based
Procurement (VBP) reverse auction that particularly impacts our insulin-based products, Plavix, Aprovel, and Lovenox (see also
“Item 4. Information on the Company — B. Business Overview — B.5.4. Pricing & Reimbursement”). A large number of molecules were selected to submit tenders under successive waves of the VBP program, with the successful bidders being awarded a high level of market share in return for offering lower prices. The recent tenth round of VBP results was very unfavorable to multinational companies like Sanofi. Domestic generic companies won almost 100% of the bids due to further aggressive price reductions.
A.1.3. Purchase accounting effects
Our results of operations and financial condition for the years ended December 31, 2024, 2023 and 2022, have been significantly affected by our past acquisitions (acquisition of Genzyme in April 2011, exchange of our Animal Health business (Merial) for
Boehringer Ingelheim’s CHC business in January 2017, acquisition of Bioverativ in 2018, and certain other transactions). See “—
A.1.11. Critical accounting and reporting policies — 2/ Business combinations” below for an explanation of the impact of business combinations on our results of operations.
The Genzyme business combination has generated significant amortization of intangible assets (€152 million in
2024, €405 million in 2023 and €513 million in 2022). The exchange of Merial for Boehringer Ingelheim’s CHC business has generated amortization of intangible assets (€179 million in 2024, €184 million in 2023 and €188 million in 2022). The Bioverativ business combination has generated significant amortization of intangible assets (€630 million in 2024, €633 million in 2023 and
€375 million in 2022). The Kadmon acquisition has generated amortization of intangible assets (€164 million in 2024, €156 million in 2023 and €160 million in 2022). The Provention Bio, Inc. acquisition has generated amortization of intangible assets
(€214 million in 2024 and €144 million in 2023).
In order to isolate the purchase accounting effects of all acquisitions and certain other items, we use a non-IFRS financial measure that we refer to as “business net income” (see definition and discussion of reconciliation to the IFRS financial measure
Operating income in “— A.1.5. Segment Information and Business Net Income —Business Net Income” below).
A.1.4. Sources of revenues and expenses
Revenues. Revenue arising from the sale of goods is presented in the income statement within Net sales. Net sales comprise revenue from sales of medicines, vaccines and active ingredients (1), net of sales returns, of customer incentives and discounts, and of certain sales-based payments paid or payable to the healthcare authorities. Returns, discounts, incentives and rebates are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. See Note B.13.1. to our consolidated financial statements included at Item 18. of this annual report. We sell biopharma products directly, through alliances, and by licensing arrangements throughout the world. When we sell products directly, we record sales revenues as part of our consolidated net sales. When we sell products through alliances, the revenues reflected in our consolidated financial statements are based on the contractual arrangements governing those alliances. For more information about our alliances, see “— A.1.7. Financial Presentation of Alliances” below.
Other revenues: all revenue that falls within the scope of IFRS 15 but does not relate to sales of Sanofi products is shown in this line item. It mainly comprises (i) royalties received from licensing intellectual property rights to third parties; (ii) VaxServe sales of products sourced from third-party manufacturers; and (iii) revenue received under agreements for Sanofi to provide manufacturing services to third parties. Royalties received under licensing arrangements are recognized over the period during which the underlying sales are recognized. VaxServe's operations include the distribution within the United States of vaccines and other products manufactured by third parties.
Other revenues is also used to recognize revenues arising from the manufacturing of Consumer Healthcare products by legal entities within the scope of continuing operations on behalf of legal entities within the scope of discontinued operations (see
Note B.7.).
Other revenues includes revenues associated with Consumer Healthcare operations not transferred on the effective date of loss of control of Opella. These comprise primarily, but not exclusively, Consumer Healthcare activities that will not be transferred on the effective date of loss of control of Opella, primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028 after a transitional period required to complete the transfer plan agreed with Sanofi in the context of public tendering arrangements ; (ii) sales made by the dedicated entity Opella Russie, the equity interests in which will be retained by Sanofi. Sanofi will continue to distribute Opella products in Russian territory under the distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of this retained interest during the distribution agreement term ; and (iii) sales of the Gold Bond product range, which are continuing in the United States through the retained subsidiary Gold Bond LLC (holder of the associated worldwide property rights).
Cost of Sales. Our cost of sales consists primarily of the cost of purchasing raw materials and active ingredients, labor and other costs relating to our manufacturing activities, packaging materials, payments made under licensing agreements and distribution costs. We have license agreements under which we manufacture, sell and distribute products that are patented by other companies. When we pay royalties, we record them in Cost of sales.

SANOFI FORM 20-F 2024	61

PART I
ITEM 5. Operating and Financial Review and Prospects
Operating Income. Our operating income reflects our revenues, our cost of sales and the remainder of our operating expenses, the most significant of which are research and development expenses and selling and general expenses. For our operating segment, we also measure our results of operations through an indicator referred to as “Business Operating Income,” which we describe below under “— A.1.5. Segment Information and Business Net Income — Business Operating Income.”
A.1.5. Segment information and Business net income
1/ Segment information
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
Sanofi reports segment information for the Biopharma operating segment, further to the opening of exclusive negotiations between Sanofi and Clayton, Dubilier & Rice (CD&R) on October 21, 2024 with a view to selling an equity interest in Opella, which would lead to loss of control over Opella on the effective closing date, scheduled for the second quarter of 2025 at the earliest.
Prior to the opening of those exclusive negotiations, Opella (formerly Consumer Healthcare) was an operating segment of Sanofi.
As a result of the announcement of the Proposed Opella Transaction (as defined in Note D.1.1.2. Project to divest a controlling interest in Opella), as of the fourth quarter of 2024 Opella meets the criteria for a discontinued operation under IFRS 5 (see Note
B.7.), and the net income from this business is now presented separately within the line item Net income from discontinued
operations in the consolidated income statement. This presentation in a separate line item in the income statement applies to results of operations for the current period, and for the comparative periods presented. With effect from that date, Sanofi became a dedicated Biopharma company of which the performance, based on internal management reporting, is subject to regular review by the Chief Executive Officer, Sanofi's chief operating decision-maker.
The Biopharma operating segment comprises commercial operations and research, development and production activities relating to the Specialty Care, General Medicines and Vaccines franchises plus support and corporate functions, for all geographical territories. It also includes revenues generated by legal entities within the Biopharma segment (and included in the scope of continuing operations) from the manufacture of Consumer Healthcare products on behalf of legal entities within Opella;
those revenues are presented within Other Revenues in the income statement. The Biopharma operating segment also includes the the purchase price of Biopharma products manufactured by legal entities within the Opella scope.
The “Other” category comprises primarily, but not exclusively, Consumer Healthcare activities that will not be transferred on the effective date of loss of control of Opella. These are primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028 after a transitional period required to complete the transfer plan agreed with Sanofi in the context of public tendering arrangements ; (ii) sales made by the dedicated entity Opella Russie, the equity interests in which will be retained by Sanofi. Sanofi will continue to distribute Opella products in Russian territory under the distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of this retained interest during the distribution agreement term ; and (iii) sales of the Gold Bond product range, which are continuing in the United States through the retained subsidiary Gold Bond LLC (holder of the associated worldwide property rights).
Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of
Opella as a discontinued operation.
2/ Business operating income (non-IFRS financial measure)
We report segment results on the basis of “Business operating income.” This non-IFRS indicator is used internally by Sanofi’s chief operating decision maker to measure the performance of our operating segment and to allocate resources. For a definition of
“Business operating income,” and a reconciliation between that indicator and IFRS Income before tax and investments accounted for using the equity method, refer to Note D.35. to our consolidated financial statements included at Item 18. of this annual report.
“Business operating income” is a non-IFRS financial measure and is reconciled with IFRS Operating income. IFRS Operating income for 2024 amounted to €7,252 million, versus €6,960 million for 2023 and €10,162 million for 2022; refer to Note D.35. to our consolidated financial statements included at Item 18. of this annual report.
Our “Business operating income” for 2024 amounted to €11,343 million, versus €11,178 million in 2023 and €12,793 million in 2022.
Because our “Business operating income” is not a standardized measure, it may not be directly comparable with the non-IFRS financial measures of other companies using the same or similar non-IFRS financial measures. Although management uses this non-IFRS measure to set goals and measure performance, it has no standardized meaning prescribed by IFRS. This non-IFRS measure is presented solely to permit investors to more fully understand how Sanofi’s management assesses underlying performance. This non-IFRS measure is not, and should not be viewed as, a substitute for IFRS measures, and should be viewed in conjunction with IFRS measures of our performance and financial position. Consequently, there may be limitations on the usefulness of this measure to investors.

62	SANOFI FORM 20-F 2024

PART I
ITEM 5. Operating and Financial Review and Prospects
3/ Business net income (non-IFRS financial measure)
Sanofi also presents "Business net income", a non-GAAP financial measure that is not included in our financial statements. We believe that reporting this indicator enhances understanding of our operational performance by our management and  investors.
“Business net income” represents “Business operating income,” less (i) net financial expenses (except those related to financial liabilities accounted for at amortized cost and subject to periodic remeasurement in accordance with paragraph B5.4.6 of IFRS 9)
and (ii) income tax expense related to “Business operating income”.
“Business net income” is a non-IFRS financial measure; it is reconciled with IFRS Net income attributable to equity holders of
Sanofi, which amounted to €5,560 million for 2024 versus €5,400 million for 2023 and €8,371 million for 2022. Our “Business net income” for 2024 was €8,912 million, 1.8% lower than in 2023 (€9,076 million). That represents 21.7% of our net sales, compared with 24.0% in 2023 and 26.8% in 2022.
The table below reconciles Net income attributable to equity holders of Sanofi to our “Business net income”:

(€ million)	2024	2023(g)	2022(g)
Net income attributable to equity holders of Sanofi (IFRS)	5,560	5,400	8,371
Net income from discontinued operations	(64)	(338)	(401)
Amortization of intangible assets	1,749	1,911	1,804
Impairment of intangible assets (a)	248	896	(429)
Fair value remeasurement of contingent consideration(b)	127	93	53
Expenses arising from the impact of acquisitions on inventories	10	9	3
Restructuring costs and similar items	1,396	1,030	1,077
Other gains and losses, and litigation(c)	470	196	143
Financial (income)/expenses relating to financial liabilities accounted for at amortized cost and subject to periodic remeasurement (d)	291	541	—
Tax effects of the items listed above:	(883)	(940)	(560)
•amortization and impairment of intangible assets	(359)	(433)	(206)
•fair value remeasurement of contingent consideration	(25)	(13)	(9)
•restructuring costs and similar items	(320)	(278)	(175)
•other items	(179)	(216)	(144)
Other tax effects	(81)	23	—
Other items(e)	89	255	—
Business net income (non-IFRS)	8,912	9,076	10,099
Average number of shares outstanding (million)	1,251.4	1,251.7	1,251.9
Basic earnings per share (IFRS) (€)	4.44	4.31	6.69
Reconciling items per share (€)(f)	2.68	2.94	1.38
Business earnings per share (non-IFRS) (€)	7.12	7.25	8.07
(a)For 2024, this line corresponds to (i) an impairment loss of €640 million in connection with various research and development projects – including a
€239 million loss resulting from the decision taken in February 2025 to discontinue a phase 3 clinical study investigating of a vaccine candidate to prevent invasive E.coli disease - and (ii) an impairment reversal of €392 million recognized in connection with the disposals of the ProXTen technology platform and of Enjaymo, a commercialized product.
For 2023, this amount mainly comprises an impairment loss of €833 million, reflecting the impact of the strategic decision to de-prioritize certain R&D programs, in particular those related to the NK Cell and ProXTen technology platforms.
For 2022, this line includes a reversal of €2,154 million on Eloctate franchise products following FDA approval of ALTUVIIIO on February 22, 2023, partly offset by an impairment loss of €1,586 million on intangible assets relating to SAR444245 (non-alpha interleukin-2) based on revised cash flow projections reflecting unfavorable developments in the launch schedule in key indications.
(b)This line includes an impact attributable to non-controlling interests, related to a remeasurement of contingent consideration within a subsidiary of
Sanofi: €31 million expense in 2024, not material in 2023 and €80 million expense in 2022.
(c)Other gains and losses, and litigation for 2024 represent a charge of €470 million, mainly comprising a provision recognized in respect of the litigation related to Plavix (clopidogrel) in the US state of Hawaii (see Note D.22.)
(d)This line corresponds to the financial expense arising from remeasurement of the financial liability recognized in the balance sheet to reflect estimated future royalties on sales of Beyfortus in the United States.
(e)This line includes the share of profits/losses arising from the equity-accounted investment in EUROAPI, including an impairment loss taken against the equity interests based on the quoted market price: €2.88 as of December 31, 2024 and €5.73 as of December 31, 2023.
(f)Corresponds to the reconciliation between basic earnings per Share (IFRS) and business earnings per share (non-IFRS): sum total of reconciling items divided by the weighted average number of shares outstanding.
(g)Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.
2022 business net income has been recast from the amount previously reported to include the one-time income of €952 million from the Libtayo transaction (€706 million net of tax).

SANOFI FORM 20-F 2024	63

PART I
ITEM 5. Operating and Financial Review and Prospects
We define “Business net income” as Net income attributable to equity holders of Sanofi determined under IFRS, excluding the following items:
•net income from discontinued operations, including Opella;
•amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature);
•fair value remeasurements of contingent consideration relating to business combinations (IFRS 3), or to divestments of operations meeting the definition of a business;
•expenses arising from the remeasurement of inventories following business combinations (IFRS 3) or acquisitions of groups of assets that do not constitute a business within the meaning of paragraph 2b of IFRS 3;
•restructuring costs and similar items (presented within the line item Restructuring costs and similar items);
•other gains and losses (including gains and losses on major divestments), presented within the line item Other gains and losses, and litigation;
•other costs and provisions related to litigation (presented within the line item Other gains and losses, and litigation);
•(income)/expenses related to financial liabilities accounted for at amortized cost and subject to periodic remeasurement in accordance with paragraph B5.4.6 of IFRS 9 (Financial Instruments);
•tax effects related to the items listed above as well as effects of major tax disputes;
•the share of profits/losses from investments accounted for using the equity method, except for joint ventures and associates with which Sanofi has a strategic alliance; and
•the portion attributable to non-controlling interests of the items listed above.
We also report “Business earnings per share” (“Business EPS”), a non-IFRS financial measure we define as “Business net income”
divided by the weighted average number of shares outstanding. “Business EPS” was €7.12 for 2024, compared with €7.25 for
2023 (down 1.8%) and €8.07 for 2022, based on an average number of shares outstanding of 1,251.4 million for 2024,
1,251.7 million for 2023 and 1,251.9 million for 2022.
The table below reconciles our “Business operating income” to our “Business net income”:

(€ million)(a)	December 31, 2024	December 31, 2023	December 31, 2022(b)
Business operating income	11,343	11,178	12,793
Financial income and expenses (except those related to financial liabilities accounted for at amortized cost and subject to periodic remeasurement in accordance with paragraph B5.4.6 of IFRS 9)	(263)	(168)	(225)
Income tax expense on business operating income	(2,168)	(1,934)	(2,469)
Business net income	8,912	9,076	10,099
(a)Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.
(b)2022 business operating income has been recast from the amount previously reported to include the one-time income of €952 million from the Libtayo transaction (€706 million net of tax).
The most significant reconciling items between “Business net income” and Net income attributable to equity holders of Sanofi relate to (i) the purchase accounting effects of our acquisitions of groups of assets and business combinations, particularly the amortization and impairment of intangible assets (other than software and other rights of an industrial or operational nature);
(ii) the impacts of restructurings or transactions regarded as non-recurring, where the amounts involved are particularly significant; (iii) remeasurements recognized through profit or loss in respect of (a) amounts receivable in respect of business divestments and accounted for at fair value, (b) liabilities arising from business combinations (IFRS 3) and accounted for at fair value, (c) liabilities accounted for at amortized cost and subject to periodic remeasurement under IFRS 9; and (iv) net income from discontinued operations, including Opella. We believe that excluding those impacts enhances an investor’s understanding of our underlying economic performance, because it gives a better representation of our recurring operating performance.
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
We believe that eliminating the effects of transactions that we regard as non-recurring and that involve particularly significant amounts (such as major gains and losses on disposals, and costs and provisions associated with major litigation and other major non-recurring items) improves comparability from one period to the next.

64	SANOFI FORM 20-F 2024

PART I
ITEM 5. Operating and Financial Review and Prospects
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
In addition to the items mentioned above relating to our continuing operations, “Business net income” excludes net income from the Opella discontinued operation, the results of which have been presented separately in the consolidated income statement since October 2024 (comparative figures have been re-presented on a consistent basis). Under IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations), a discontinued operation is defined as a component of an entity that has been disposed of or is classified as held for sale, and represents a separate major line of business. With effect from October 2024, “Business net income” from continuing operations is used by management to measure Sanofi’s financial performance on an ongoing basis. We believe that providing a performance measure aligned with our management approach is useful for investors and analysts.
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
A.1.6. Presentation of net sales
In the discussion below, we present our consolidated net sales for 2024, 2023 and 2022. We analyze our net sales by various categories including medicines, vaccines, business, and geographical region. In addition to reported net sales, we analyze non-
IFRS financial measures designed to isolate the impact on our net sales of currency exchange rates and changes in the structure of our group.
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
1. Alliance arrangements with Regeneron Pharmaceuticals, Inc. (Regeneron)
Collaboration agreements on human therapeutic antibodies
In November 2007, Sanofi and Regeneron signed two agreements (amended in November 2009) relating to human therapeutic antibodies: (i) the Discovery and Preclinical Development Agreement, and (ii) the License and Collaboration Agreement, relating to clinical development and commercialization. Under the License and Collaboration Agreement, Sanofi had an option to develop and commercialize antibodies discovered by Regeneron under the Discovery and Preclinical Development Agreement.
Discovery and development
Because Sanofi decided not to exercise its option to extend the Discovery and Preclinical Development Agreement, that agreement expired on December 31, 2017.
As a result of Sanofi’s exercise of an option with respect to an antibody under the Discovery and Preclinical Development
Agreement, such antibody became a “Licensed Product” under the License and Collaboration Agreement, pursuant to which
Sanofi and Regeneron co-develop the antibody with Sanofi initially being wholly responsible for funding the development program. On receipt of the first positive Phase 3 study results for any antibody being developed under the License and
Collaboration Agreement, the subsequent development costs for that antibody are split 80% Sanofi, 20% Regeneron. Amounts received from Regeneron under the License and Collaboration Agreement are recognized by Sanofi as a reduction in the line item Research and development expenses. Co-development with Regeneron of the antibodies Dupixent, Kevzara and
REGN3500 (SAR440340 - itepekimab) is ongoing under the License and Collaboration Agreement as of December 31, 2024.
Once a product begins to be commercialized, and provided that the share of quarterly results under the agreement represents a profit, Sanofi is entitled to an additional portion of Regeneron’s profit-share (capped at 20% of Regeneron’s share of quarterly profits since April 1, 2022, and at 10% until March 31, 2022) until Regeneron has paid 50% of the cumulative development costs incurred by the parties in the collaboration (see Note D.21.1.).
On the later of (i) 24 months before the scheduled launch date or (ii) the first positive Phase 3 study results, Sanofi and Regeneron share the commercial expenses of the antibodies co-developed under the License and Collaboration Agreement.

SANOFI FORM 20-F 2024	65

PART I
ITEM 5. Operating and Financial Review and Prospects
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
In July 2022, Sanofi received as consideration an upfront payment of $900 million (€856 million), which was recognized within
Other operating income on the date of receipt. The same line item also includes a regulatory milestone payment of $100 million
(€96 million) following the US FDA approval in November 2022 of Libtayo in combination with chemotherapy as a first line treatment for NSCLC (non-small cell lung cancer). In addition, Sanofi is entitled to royalties of 11% and to milestone payments
(€116 million in 2023, €111 million in 2022) linked to global net sales of Libtayo; those royalties are recognized within Other operating income in line with the pattern of sales. All of the cash inflows relating to the above items (€117 million in 2024,
€196 million in 2023, €952 million in 2022) are presented within Net cash provided by/(used in) operating activities in the consolidated statement of cash flows.

66	SANOFI FORM 20-F 2024

PART I
ITEM 5. Operating and Financial Review and Prospects
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
The transaction also includes time-limited transitional services agreements with Regeneron which include manufacturing, distribution (for which Sanofi acts as agent), and promotion.
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
Starting in 2018 Sanofi began to sell shares of Regeneron stock and announced on May 29, 2020 the closing of its sale of
13 million shares of Regeneron common stock in a registered offering and a private sale to Regeneron (see Note D.1.).
Pursuant to subsequent sales in 2022, Sanofi no longer holds any shares of Regeneron stock, as of December 31, 2024.
2. Agreements on the commercialization of Beyfortus (nirsevimab, previously MEDI8897) in the US
On March 1, 2017, Sanofi and AstraZeneca entered into an agreement to develop and commercialize a monoclonal antibody
(MEDI8897, nirsevimab) for the prevention of Respiratory Syncytial Virus (RSV) associated illness in newborns and infants.
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
In addition, Sanofi could pay AstraZeneca up to €375 million if sales objectives are met. Those amounts are recognized as a component of the value of the intangible asset when payment becomes probable. In 2024, payments of €25 million and of
€50 million were made, and an amount of €100 million was recognized as an accrued expense further to a contractual threshold being met.
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
As of December 31, 2024 the liability was remeasured by an amount of €291 million. As of December 31, 2023 the liability was remeasured by an amount of €541 million, reflecting the strong success of the US launch of Beyfortus, which led to sales forecasts being revised upward from the initial estimate. The resulting adjustment was recognized within Financial expenses.
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
In May 2023, data from the HARMONIE Phase 3b study confirmed that nirsevimab prevents infant hospitalizations due to RSV with consistent and high efficacy.
Beyfortus was approved in Europe in November 2022, in the United States in July 2023, and in a number of other countries
(including China and Japan) in 2024.

SANOFI FORM 20-F 2024	67

PART I
ITEM 5. Operating and Financial Review and Prospects
A.1.8. Impact of exchange rates
We report our consolidated financial statements in euros. Because we earn a significant portion of our revenues in countries where the euro is not the local currency, our results of operations can be significantly affected by exchange rate movements between the euro and other currencies.
We experience these effects even though certain of these countries do not account for a large portion of our net sales. In 2024, we earned 48.7% of our net sales in the United States. An increase in the value of the US dollar against the euro has a positive impact on both our revenues and our operating income. A decrease in the value of the US dollar against the euro has a negative impact on our revenues, which is not offset by an equal reduction in our costs and therefore negatively affects our operating income. A variation in the value of the US dollar has a particularly significant impact on our operating income, which is higher in the United States than elsewhere.
For a description of arrangements entered into to manage operating foreign exchange risks as well as our hedging policy, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk,” and “Item 3. Key Information — D. Risk Factors — Risks
Related to Financial Markets — Fluctuations in currency exchange rates could adversely affect our results of operations and financial condition.”
A.1.9. Divestments
On November 29, 2024, Sanofi entered into a definitive agreement with Recordati for the sale of Sanofi's global rights to Enjaymo and the transfer of specific employees. Under this agreement, Sanofi received an upfront payment of $825 million and will be eligible for milestone payments of up to $250 million based on sales.
There were no material divestments in 2023.
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
A.1.10. Acquisitions
On May 30, 2024, Sanofi completed the acquisition of Inhibrx, Inc (Inhibrx), adding SAR447537 (formerly INBRX-101) to Sanofi’s rare disease pipeline. The transaction did not meet the criteria for a business combination under IFRS 3, and consequently was accounted for as an acquisition of a group of assets.
The acquisition price was $2,035 million. Of that amount (plus acquisition-related costs), $1,885 million was allocated to in-
process development in respect of SAR447537, and recognized within Other intangible assets in accordance with IAS 38. The difference between that amount and the acquisition price corresponds to the other assets acquired and liabilities assumed in the transaction.
In addition, Sanofi awarded the former shareholders of Inhibrx an unquoted, non-transferable CVR certificate that entitles them to a deferred cash payment of $5.00 per Inhibrx share, subject to attainment of a specified regulatory milestone before June 30,
2027. The nominal value of that off balance sheet commitment is $300 million.
The impact of this acquisition, as reflected within the line item Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows, is a net cash outflow of $2,035 million.
On July 28, 2023, Sanofi agreed to acquire QRIB Intermediate Holdings, LLC (QRIB), the owner of Qunol, a market-leading US-
based health & wellness brand. The acquisition strengthened Opella's operations in the Vitamin, Mineral and Supplements (VMS)
category. The acquisition of QRIB by Sanofi was completed on September 29, 2023, at a purchase price of $1,419 million. The impact of this acquisition is reflected in Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows and represents a net cash outflow of $1,410 million.
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
Sanofi holding all of the shares of Provention on expiration of the tender offer. The impact of this acquisition as reflected within the line item Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows is a net cash outflow of $2,722 million.

68	SANOFI FORM 20-F 2024

PART I
ITEM 5. Operating and Financial Review and Prospects
On February 8, 2022, Sanofi acquired the entire share capital of the immuno-oncology company Amunix Pharmaceuticals, Inc.
(Amunix), thereby gaining access to Amunix’s innovative ProXTen technology and a promising pipeline of immunotherapies. The acquisition price of Amunix comprised a fixed payment of €970 million, plus contingent consideration in the form of milestone payments based on attainment of certain future development objectives of up to $225 million, the fair value of which as of the acquisition date was €156 million. The impact of this acquisition was reflected within the line item Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows is a net cash outflow of €852 million. The license agreement entered into with Vir Biotechnology, Inc. in September 2024 led to the derecognition of the ProXTen intangible asset.
For further information about the acquisitions mentioned above, see Note D.1. to our consolidated financial statements included at Item 18. of this annual report.
A.1.11. Critical accounting and reporting policies
Our consolidated financial statements are affected by the accounting and reporting policies that we use. Certain of our accounting and reporting policies are critical to an understanding of our results of operations and financial condition, and in some cases the application of these critical policies can be significantly affected by the estimates, judgments and assumptions made by management during the preparation of our consolidated financial statements. The accounting and reporting policies that we have identified as critical to a full understanding of our results of operations and financial condition are the following:
1/ Revenue recognition
Our policies with respect to revenue recognition are discussed in Note B.13. to our consolidated financial statements included at Item 18. of this annual report. Revenue arising from the sale of goods is presented in the income statement within Net sales.
Net sales comprise revenue from sales of medicines, vaccines, and active ingredients, net of sales returns, of customer incentives and discounts, and of certain sales-based payments paid or payable to the healthcare authorities. In accordance with IFRS 15
(Revenue from Contracts with Customers), such revenue is recognized when Sanofi transfers control over the product to the customer. Control refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the products. For the vast majority of contracts, revenue is recognized when the product is physically transferred, in accordance with the delivery and acceptance terms agreed with the customer.
For contracts entered into by our vaccines business, transfer of control is usually determined by reference to the terms of release
(immediate or deferred) and acceptance of batches of vaccine.
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
Revenues from non-Sanofi products, mainly comprising royalty income from license arrangements and sales of non-Sanofi products by our US-based entity VaxServe, are presented within Other revenues. This line item also includes revenues arising from the distribution of Eloctate and Alprolix under Sanofi’s agreements with Swedish Orphan Biovitrum AB (Sobi) and revenue received under agreements for Sanofi to provide manufacturing services to third parties. Other revenues is also used to recognize revenues arising from the manufacturing of Consumer Healthcare products by legal entities within the scope of continuing operations on behalf of legal entities within the scope of discontinued operations (see Note B.7.). Finally, in the interests of consistency, Other Revenues includes revenues associated with Consumer Healthcare operations that will not be transferred on the effective date of loss of control of Opella. These are primarily, but not exclusively, Consumer Healthcare activities that will not be transferred on the effective date of loss of control of Opella. These are primarily (i) hospital sales of
Opella products in China, the transfer of which will be finalized no earlier than 2028 after a transitional period required to complete the transfer plan agreed with Sanofi in the context of public tendering arrangements ; (ii) sales made by the dedicated entity Opella Russie, the equity interests in which will be retained by Sanofi. Sanofi will continue to distribute Opella products in
Russian territory under the distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of this retained interest during the distribution agreement term; and (iii) sales of the Gold Bond product range, which are continuing in the United States through the retained subsidiary Gold Bond LLC (holder of the associated worldwide property rights).

SANOFI FORM 20-F 2024	69

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
3/ Impairment of goodwill and intangible assets
As discussed in Note B.6. “Impairment of property, plant and equipment, intangible assets, and investments accounted for using the equity method” and in Note D.5. “Impairment of intangible assets and property, plant and equipment” to our consolidated financial statements included at Item 18. of this annual report, we test our intangible assets for impairment periodically or when there is any internal or external indication of impairment. Such indicators could include primarily but not exclusively (i) increased market competition resulting from (for example) the introduction of a competitor’s product; (ii) earlier than expected loss of exclusivity; (iii) increased pricing pressure; (iv) restrictions imposed by regulatory authorities on the manufacture or sale of a product; (v) delay in the projected launch of a product; (vi) different from expected clinical study results; (vii) higher than expected development costs or (viii) lower than expected economic performance.
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
Depending on the key assumptions used, the pension and post-retirement benefit expense could vary within a range of outcomes and have a material effect on reported earnings. A sensitivity analysis to these key assumptions is set forth in Note D.19.1. “Provisions for pensions and other benefits” to our consolidated financial statements included at Item 18. of this annual report.

70	SANOFI FORM 20-F 2024

PART I
ITEM 5. Operating and Financial Review and Prospects
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
statements. The assessment of provisions can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. Given the inherent uncertainties related to these estimates and assumptions, the actual outflows resulting from the realization of those risks could differ from our estimates.

SANOFI FORM 20-F 2024	71

PART I
ITEM 5. Operating and Financial Review and Prospects
A.2. Results of operations
Year ended December 31, 2024 compared with year ended December 31, 2023
Consolidated income statements

(€ million)	2024	as % of net sales	2023(a)	as % of net sales
Net sales	41,081	100.0%	37,817	100.0%
Other revenues	3,205	7.8%	3,801	10.1%
Cost of sales	(13,205)	-32.1%	(12,628)	-33.4%
Gross profit	31,081	75.7%	28,990	76.7%
Research and development expenses	(7,394)	-18.0%	(6,507)	-17.2%
Selling and general expenses	(9,183)	-22.4%	(8,933)	-23.6%
Other operating income	1,089		979
Other operating expenses	(4,382)		(3,443)
Amortization of intangible assets	(1,749)		(1,911)
Impairment of intangible assets	(248)		(896)
Fair value remeasurement of contingent consideration	(96)		(93)
Restructuring costs and similar items	(1,396)		(1,030)
Other gains and losses, and litigation	(470)		(196)
Operating income	7,252	17.7%	6,960	18.4%
Financial expenses	(1,073)		(1,293)
Financial income	519		584
Income before tax and investments accounted for using the equity method	6,698	16.3%	6,251	16.5%
Income tax expense	(1,204)		(1,017)
Share of profit/(loss) from investments accounted for using the equity method	60		(136)
Net income from continuing operations	5,554		5,098
Net income from discontinued operations	64		338
Net income	5,618	13.7%	5,436	14.4%
Net income attributable to non-controlling interests	58		36
Net income attributable to equity holders of Sanofi	5,560	13.5%	5,400	14.3%
Average number of shares outstanding (million)	1,251.4		1,251.7
Average number of shares after dilution (million)	1,256.1		1,256.4
•Basic earnings per share from continuing operations (€)	4.40		4.06
•Basic earnings per share from discontinued operations (€)	0.04		0.25
Basic earnings per share (€)	4.44		4.31
•Diluted earnings per share from continuing operations (€)	4.39		4.30
•Diluted earnings per share from discontinued operations (€)	0.04		4.05
Diluted earnings per share (€)	4.43		4.30
(a)Figures for the comparative period (2023) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.

72	SANOFI FORM 20-F 2024

PART I
ITEM 5. Operating and Financial Review and Prospects
A.2.1. Net sales
Consolidated net sales for the year ended December 31, 2024 amounted to €41,081 million, 8.6% higher than in 2023 on a reported basis. Exchange rate fluctuations had a negative effect of 2.7 percentage points overall, due mainly to adverse trends in the Argentine peso, Japanese yen and Turkish lira against the euro. At constant exchange rates (CER), net sales rose by 11.3%, driven mainly by strong performances for Dupixent, Beyfortus and ALTUVIIIO.
Reconciliation of Net sales (IFRS) to Net sales at CER (non-IFRS)

(€ million)	2024	2023(a)	Change
Net sales (IFRS)	41,081	37,817	+8.6%
Effect of exchange rates	992
Net sales at constant exchange rates (non-IFRS)	42,073	37,817	+11.3%
(a)Figures for the comparative period (2023) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.
To facilitate analysis and comparisons with prior periods, some figures are given at CER.
We calculate net sales at CER by recalculating net sales for the relevant period using the exchange rates that were used for the previous period.
1/ Net sales by operating segment
Our net sales comprise the net sales generated by our Biopharma segment.

(€ million)	2024	2023(a)	Change on a reported basis (IFRS)	Change at constant exchange rates (non-IFRS)
Biopharma segment	41,081	37,817	+8.6%	+11.3%
Total net sales	41,081	37,817	+8.6%	+11.3%
(a)Figures for the comparative period (2023) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.

SANOFI FORM 20-F 2024	73

PART I
ITEM 5. Operating and Financial Review and Prospects
2/ Net sales by medicine, vaccine and geography – 2024 compared with 2023

(€ million)	Total sales	Change (reported)	Change (CER)	United States	Change (CER)	Europe	Change (CER)	Rest of the world	Change (CER)
Immunology
Dupixent	13,072	+22.0%	+23.1%	9,544	+17.2%	1,618	+31.9%	1,910	+50.8%
Kevzara	424	+18.8%	+21.0%	246	+26.2%	121	+5.2%	57	+38.3%
Rare diseases
Fabrazyme	1,047	+5.8%	+9.1%	531	+5.6%	254	+5.4%	262	+19.9%
Cerezyme	742	+8.2%	+20.3%	191	+1.1%	244	+6.6%	307	+45.5%
ALTUVIIIO (*)	682	+328.9%	+330.2%	617	+298.1%	—	—%	65	+1575.0%
Myozyme	671	-14.2%	-12.3%	234	-7.5%	260	-23.8%	177	+2.1%
Nexviazyme / Nexviadyme (*)	667	+56.9%	+61.2%	361	+32.7%	201	+101.0%	105	+132.1%
Alprolix	588	+8.9%	+9.6%	464	+5.5%	—	—%	124	+28.0%
Eloctate	368	-21.9%	-20.8%	236	-30.8%	—	—%	132	+5.4%
Cerdelga	333	+11.7%	+12.8%	186	+13.4%	128	+8.5%	19	+37.5%
Aldurazyme	297	+6.5%	+12.2%	72	+7.5%	84	+2.4%	141	+20.8%
Cablivi (*)	249	+9.7%	+9.7%	136	+21.4%	93	-6.1%	20	+23.5%
Xenpozyme (*)	151	+65.9%	+68.1%	81	+55.8%	46	+48.4%	24	+225.0%
Enjaymo (*)	105	+45.8%	+48.6%	58	+40.5%	17	+183.3%	30	+29.2%
Neurology
Aubagio	379	-60.3%	-59.4%	187	-59.1%	152	-65.2%	40	-17.2%
Oncology
Sarclisa (*)	471	+23.6%	+29.7%	200	+21.2%	134	+20.7%	137	+52.4%
Jevtana	290	-9.4%	-7.8%	214	-7.0%	7	-41.7%	69	-5.1%
Fasturtec	183	+7.6%	+8.2%	119	+8.2%	48	+9.3%	16	+5.9%
Other medicines
Lantus	1,628	+14.6%	+20.8%	638	+127.0%	340	-4.8%	650	-5.8%
Toujeo	1,227	+9.3%	+13.4%	217	+1.9%	479	+8.6%	531	+23.0%
Lovenox	982	-12.5%	-7.0%	9	+28.6%	567	-9.0%	406	-4.9%
Plavix	914	-3.6%	-0.4%	6	-25.0%	91	-5.2%	817	+0.4%
Thymoglobulin	492	+2.9%	+7.3%	312	+6.5%	39	+2.7%	141	+10.1%
Praluent	483	+14.5%	+15.2%	—	-100.0%	340	+14.9%	143	+15.0%
Rezurock (*)	470	+51.6%	+51.6%	425	+40.6%	28	+460.0%	17	+700.0%
Aprovel	416	-0.2%	+1.0%	4	-55.6%	73	-6.4%	339	+4.2%
Multaq	311	-9.6%	-9.6%	278	-10.3%	11	-8.3%	22	—%
Soliqua/iGlarLixi	227	+4.6%	+7.8%	75	-20.0%	48	+40.0%	104	+25.3%
Mozobil	74	-66.4%	-65.9%	12	-89.9%	39	-44.3%	23	-22.6%
Tzield (*)	54	+116.0%	+116.0%	52	+108.0%	1	—%	1	—%
Other	4,262	-11.7%	-7.7%	364	-16.9%	1,263	-6.8%	2,635	-6.8%
Industrial Sales	523	-5.1%	-5.1%	1	-75.0%	520	-1.5%	2	-89.5%
Vaccines
Polio / Pertussis / Hib Vaccines & Boosters	2,741	-0.9%	+1.2%	679	-5.5%	497	+4.0%	1,565	+3.5%
Influenza Vaccines	2,555	-4.3%	-1.3%	1,433	+4.3%	640	-7.8%	482	-7.4%
RSV (Beyfortus) (*)	1,686	+208.2%	+214.4%	1,068	+167.3%	440	+214.3%	178	—%
Meningitis, Travel and Endemics Vaccines	1,316	+3.9%	+5.4%	736	+1.5%	204	+28.7%	376	+3.2%
Biopharma	41,081	+8.6%	+11.3%	19,986	+16.2%	9,027	+2.3%	12,068	+10.7%
Of which new launches (*)	4,535	+102.7%	+106.3%	2,998	+97.0%	960	+95.3%	577	+199.1%

74	SANOFI FORM 20-F 2024

PART I
ITEM 5. Operating and Financial Review and Prospects
3/ Net sales – Biopharma segment
In 2024, net sales for the Biopharma segment (see " — A.1.5. Segment Information and Business net income” for detailed disclosures about our operating segments and Note D.35. to our consolidated financial statements included at Item 18. of this annual report) amounted to €41,081 million, up 8.6% on a reported basis and 11.3% at CER. The year-on-year reported-basis increase of €3,264 million reflects adverse exchange rate effects amounting to €992 million, and the following principal effects at CER:
•a solid performance from Dupixent (+€2,480 million, a 23.1% increase), ALTUVIIIO (+€525 million), and Lantus (+€295 million);
which more than offset a drop in sales of Aubagio (-€567 million); and
•triple-digit growth for Beyfortus (to €1,173 million, a 214.4% increase).
Comments on the performances of our major Biopharma segment products are provided below.
New launches
ALTUVIIIO (hemophilia A) posted sales of €682 million in 2024, with 90% generated in the United States. Growth continued to be driven by patient switches from older factor medicines and increasingly, from non-factor treatments. Sales also benefited from supplies to Sanofi’s partner in Europe, where the medicine obtained regulatory approval. Total hemophilia A franchise sales
(ALTUVIIIO + Eloctate) amounted to €1,050 million (+67.8% CER), representing an increase in Sanofi’s market share of factor-
based treatments as well as of the overall hemophilia A market.
Nexviazyme/Nexviadyme (Pompe disease) sales were €667 million (including €361 million in the United States), up 61.2% year-on-
year, driven by switches from Myozyme/Lumizyme in the eligible late-onset Pompe disease population and by an increase in new patients. Total sales for the Pompe franchise (Nexviazyme/Nexviadyme + Myozyme/Lumizyme) were €1,338 million. Nexviazyme/
Nexviadyme now account for 50% of total Pompe franchise sales.
Sarclisa (multiple myeloma) reported sales of €471 million, up 29.7% CER, driven by strong growth in all three regions. Sales reached €200 million in the United States (+21.2% CER), €134 million in Europe (+20.7% CER), and €137 million in the Rest of the
World region (+52.4% CER).
Sales of Rezurock (chronic graft-versus-host disease) were €470 million in 2024, an increase of 51.6% CER, driven by continued
strong uptake in the US (€425 million, +40.6% CER), where the product is becoming the standard of care in the indicated setting, and by rapid uptake in launch countries (especially China and the United Kingdom). Globally, more than 9,400 patients have been prescribed Rezurock (including 830 patients in early access or managed access programs) since launch, key drivers being the product's real-world efficacy, tolerability and oral route of administration.
Cablivi (acquired thrombotic thrombocytopenic purpura) reported 2024 sales of €249 million (+9.7% CER), including €136 million
(+21.4% CER) in the United States driven by patient growth.
Xenpozyme (acid sphingomyelinase deficiency) achieved sales of €151 million in 2024 (+68.1% CER), with most of the growth coming in the United States.
Enjaymo (cold agglutinin disease) posted sales of €105 million, up 48.6% CER, driven by all regions. On November 29, 2024,
Sanofi entered into a definitive agreement with Recordati for the sale of its worldwide rights to Enjaymo.
Sales of Tzield (delayed onset of type 1 diabetes) amounted to €54 million. As expected, sales are on a gradual uptrend, driven by continued growth in infusions supported by increased awareness and screening.
Immunology & Inflammation
Dupixent (collaboration with Regeneron) generated net sales of €13,072 million in 2024, up 22.0% on a reported basis and 23.1%
at constant exchange rates. In the United States, sales of Dupixent reached €9,544 million (+17.2% CER), driven by continuing strong demand in the product’s approved indications: atopic dermatitis (AD), asthma, chronic rhinosinusitis with nasal polyposis
(CRSwNP), eosinophilic esophagitis, and prurigo nodularis. In Europe, the product’s net sales for 2024 totaled €1,618 million, up
31.9% CER, reflecting continued growth in all approved indications and emerging sales in chronic obstructive pulmonary disease
(COPD). In the Rest of the World region, Dupixent posted net sales of €1,910 million (+50.8% CER), driven mainly by Japan and
China. More than one million patients are currently being treated with Dupixent globally.
Other medicines
Lantus sales increased to €1,628 million (+20.8% CER). In the United States, sales were up 127.0% CER, reflecting the withdrawal of a competing medicine from the market and a lower comparative base in terms of net-price adjustments. In the Rest of the
World region and Europe, sales were down by 5.8% and 4.8% CER, respectively, mainly due to the strategy of switching to Toujeo in China.
Toujeo sales increased by 13.4% CER to €1,227 million, driven by China, where the product’s market share now exceeds that of
Lantus. Sales slowly increased in the United States, mainly due to the withdrawal of a competing medicine.
Sales of Fabrazyme reached €1,047 million in 2024 (+9.1% CER), propelled by the Rest of World region due to growth in the number of patients.
Lovenox sales decreased by 7.0% CER to €982 million, reflecting impacts from volume-based procurement (VBP) in China and from biosimilar competition in Europe.
Plavix sales decreased by 0.4% CER to €914 million due to a deceleration of market share in the Rest of the World region, partially offset by volume growth in China from VBP inclusion.

SANOFI FORM 20-F 2024	75

PART I
ITEM 5. Operating and Financial Review and Prospects
Cerezyme sales rose by 20.3% CER to €742 million, reflecting growth in high-inflation countries (Argentina and Turkey) included in the Rest of the World region.
Sales of Myozyme/Lumizyme decreased by 12.3% CER in 2024 to €671 million, reflecting switches to Nexviazyme/Nexviadyme as mentioned above.
In 2024, sales of Alprolix amounted to €588 million, up 9.6% CER, driven by the Rest of the World region and the United States.
Thymoglobulin sales rose by 7.3% CER to €492 million, driven by the United States and the Rest of the World region.
Net sales of Praluent for 2024 reached €483 million, up 15.2% CER, underpinned by Europe and the Rest of the World region.
Sales of Aubagio were down 59.4% CER at €379 million, reflecting the loss of exclusivity in the United States in March 2023 followed by Europe in September 2023.
Eloctate posted sales of €368 million in 2024, down 20.8% CER, reflecting switches to ALTUVIIIO.
Cerdelga sales were €333 million, up 12.8%, underpinned by continued growth in the United States and Europe.
Vaccines
In 2024, Vaccines sales were up 11.0% on a reported basis and 13.5% CER, at €8,299 million. Sales reflected a strong Beyfortus ramp-up, which more than offset the absence of COVID-19 vaccine sales in the period (versus €226 million in 2023).
Sales of Polio/Pertussis/Hib Vaccines and Boosters, reached €2,741 million, up 1.2% CER. Growth was driven by increased demand for Booster vaccines across all regions, and continued expansion of our pediatric combination vaccines in the Rest of World region. In the United States, Vaxelis became market leader in the three-dose primary series market for infants at the end of 2023.
Vaxelis sales in the United States are not consolidated by Sanofi, but profits are shared equally between Sanofi and Merck & Co.
Sales of Influenza Vaccines reached €2,555 million, down 1.3% CER, due to soft vaccination coverage.
Beyfortus sales reached €1,686 million, driven by a successful rollout in the first full year of launch. In collaboration with
AstraZeneca, who manufacture Beyfortus, increased supply was enabled by additional capacity.
Meningitis, Travel and Endemics Vaccines sales increased by 5.4% CER to €1,316 million, reflecting the expansion of MenQuadfi in
Europe and the Rest of the World region.
4/ Net sales by geographical region
The table below sets forth our net sales for 2024 and 2023 by geographical region:

(€ million)	2024	2023	Change on a reported basis	Change at constant exchange rates
United States	19,986	17,262	+15.8%	+16.2%
Europe	9,027	8,816	+2.4%	+2.3%
Rest of the World	12,068	11,739	+2.8%	+10.7%
of which China	2,666	2,728	-2.3%	-0.5%
Total net sales	41,081	37,817	+8.6%	+11.3%
In 2024, net sales in the United States reached €19,986 million, up 15.8% on a reported basis and 16.2% CER. The strong performance was driven by new launches including Beyfortus and ALTUVIIIO (€1,068 million and €617 million respectively), and by Dupixent (+17.2% CER at €9,544 million) and Lantus. Sales growth was slightly dampened by lower sales of legacy medicines.
In Europe, net sales advanced by 2.4% on a reported basis and 2.3% at CER in 2024 to €9,027 million. The effects of Aubagio generics and a high comparative base for vaccines due to COVID-19 vaccine sales recorded in 2023 were more than offset by the strong performance of Dupixent and Beyfortus.
In the Rest of the World region, net sales for 2024 increased by 2.8% on a reported basis and by 10.7% CER to €12,068 million, due to exceptional performances from Dupixent (+50.8% CER at €1,910 million) and the launch of Beyfortus in two countries in the southern hemisphere.
A.2.2. Other income statement items
1/ Other revenues
Other revenues decreased by 15.7% to €3,205 million in 2024 (versus €3,801 million in 2023), due largely to the absence in 2024 of COVID-19 sales, which represented €509 million in 2023.
The Other revenues line item also includes VaxServe sales of non-Sanofi products, amounting to €1,959 million (versus
€2,167 million in 2023). In addition, Other revenues included sales of Opella products in markets retained by Sanofi (€339 million);
sales to entities within the Opella scope that are classified as held for sale (€163 million); royalties (€121 million); and other services/
manufacturing services (€623 million).

76	SANOFI FORM 20-F 2024

PART I
ITEM 5. Operating and Financial Review and Prospects
2/ Gross profit
Gross profit for 2024 amounted to €31,081 million compared with €28,990 million in 2023, an increase of 7.2%. Gross margin (the ratio of gross profit to net sales) decreased, reaching 75.7% in 2024, versus 76.7% in 2023. The lower gross margin was primarily due to the lack of COVID-19 revenues in 2024.
3/ Research and development expenses
Research and development (R&D) expenses amounted to €7,394 million in 2024, versus €6,507 million in 2023, an increase of 13.6%, reflecting an acceleration in immunology, neurology, vaccines and digital R&D, while spend on oncology was reduced.
R&D expenses represented 18.0% of net sales in 2024, versus 17.2% in 2023.
4/ Selling and general expenses
Selling and general expenses amounted to €9,183 million in 2024 (22.4% of net sales), versus €8,933 million in 2023 (23.6% of net sales), a 2.8% year-on-year increase.
5/ Other operating income and expenses
Other operating income amounted to €1,089 million in 2024 (versus €979 million in 2023), and other operating expenses to €4,382 million (versus €3,443 million in 2023).
Overall, this represented a net expense of €3,293 million in 2024, compared with a net expense of €2,464 million in 2023.

(€ million)	2024	2023	Change
Other operating income	1,089	979	110
Other operating expenses	(4,382)	(3,443)	(939)
Other operating income/(expenses), net	(3,293)	(2,464)	(829)
The increase of €829 million mainly reflects an increase in the share of profits generated by the monoclonal antibody alliance with Regeneron under the collaboration agreement (see Note C.1. to our consolidated financial statements), the principal factor being increased sales of Dupixent.
The net contribution of items related to Regeneron to this line item is as follows:

(€ million)	2024	2023
Income & expense related to (profit)/loss sharing under the Monoclonal Antibody Alliance	(4,143)	(3,321)
Additional share of profit paid by Regeneron towards development costs(a)	833	668
Reimbursement to Regeneron of selling expenses incurred	(637)	(543)
Total: Monoclonal Antibody Alliance	(3,947)	(3,196)
Other (mainly Zaltrap and Libtayo)	158	217
Other operating income/(expenses), net related to Regeneron Alliance	(3,789)	(2,979)
of which amount presented in “Other operating income”	166	227
(a)As of December 31, 2024, the commitment received by Sanofi in respect of the additional profit share payable by Regeneron towards development costs amounted to €1.6 billion, compared with €2.1 billion as of December 31, 2023 (see Note D.21.to our consolidated financial statements).
6/ Amortization of intangible assets
Amortization charged against intangible assets amounted to €1,749 million in 2024, compared with €1,911 million in 2023.
This reduction was mainly driven by the impact of some intangible assets reaching the end of their amortization periods.
7/ Impairment of intangible assets, net of reversals
The monitoring of impairment indicators for other intangible assets led to the recognition of net impairment losses of
€248 million in 2024, comprising (i) an impairment loss of €640 million in connection with various research and development projects - including a €239 million loss resulting from the discontinuation in February 2025 of a phase 3 clinical study investigating of a vaccine candidate to prevent invasive E.coli disease - and (ii)  an impairment reversal totalling €392 million recognized in connection with the divestment of the ProXTen technology platform and of Enjaymo, a commercialized product, certain assets within which had been subject to impairment losses in previous years.
For 2023, this line shows a net loss of €896 million, mainly comprising an impairment loss of €833 million reflecting the impact of the strategic decision to de-prioritize certain R&D programs, in particular those related to the NK Cell and ProXTen technology platforms.
8/ Fair value remeasurement of contingent consideration
Fair value remeasurements of contingent consideration assets and liabilities (recognized on acquisitions or disposals of activities) represented a net expense of €96 million in 2024, versus a net expense of €93 million in 2023. For 2024, this line item mainly comprises a fair value adjustment to the amount of contingent consideration vis-à-vis Shire as a result of a transaction carried out by Translate Bio, Inc. prior to the acquisition of that entity by Sanofi (expense of €94 million in 2024, versus
€74 million in 2023).

SANOFI FORM 20-F 2024	77

PART I
ITEM 5. Operating and Financial Review and Prospects
9/ Restructuring costs and similar items
Restructuring costs and similar items represented a total charge of €1,396 million in 2024, versus a charge of €1,030 million in
2023, an increase of €366 million. For 2024, they mainly comprise costs relating to severance plans announced by Sanofi during the year. For 2023 they included the impact of pension reform in France on future annuities under the rules of each severance plan. Restructuring costs and similar items also include the effects of Sanofi's ongoing transformation projects.
10/ Other gains and losses, and litigation
Other gains and losses, and litigation for 2024 represent a charge of €470 million, mainly comprising a provision recognized in respect of the litigation related to Plavix (clopidogrel) in the US state of Hawaii (see Note D.22.)
For 2023, this line item represented a charge of €196 million related to major litigation.
11/ Operating income
Operating income amounted to €7,252 million in 2024, versus €6,960 million in 2023.
12/ Financial income and expenses
Net financial expenses were €554 million in 2024, versus €709 million in 2023, a decrease of €155 million.
The 2024 amount includes a financial expense of €291 million (€541 million in 2023) in respect of the liability recognized in the balance sheet for estimated future royalties on US sales of Beyfortus, which were remeasured to reflect the successful US launch of the product (see Notes C.2. and D.29. to our consolidated financial statements).
The cost of our net debt (see the definition in “— B. Liquidity and Capital Resources” below and Note D.29. to our consolidated financial statements) was €186 million in 2024, compared with €25 million in 2023; the rise of €161 was mainly explained by a lower level of income from short-term investments and deposits (€413 million in 2024 versus €527 million in 2023, a decrease of
€114 million).
13/ Income before tax and investments accounted for using the equity method
Income before tax and investments accounted for using the equity method reached €6,698 million in 2024, versus
€6,251 million in 2023.
14/ Income tax expense
Income tax expense represented €1,204 million in 2024, versus €1,017 million in 2023, giving an effective tax rate based on consolidated net income of 18.0% in 2024, compared with 16.3% in 2023. The increase in the effective tax rate is mainly explained by an increase in the weighted average tax rate applicable across all the tax jurisdictions in which Sanofi operates (see Note D.30 to our consolidated financial statements), including additional tax recognized pursuant to the application of Pillar Two rules
(€58 million in 2024).
The effective tax rate based on business net income is a non-IFRS financial measure (see definition under “— Segment information — Business Net Income” above). It is calculated on the basis of business operating income, minus net financial expenses and before (i) the share of profit/loss from investments accounted for using the equity method and (ii) net income attributable to non-controlling interests. We believe the presentation of this measure, used by our management, is also useful for investors as it provides a means to analyze the effective cost of taxes on our profits excluding (i) the reconciling items described in section A.1.5. above and (ii) non-recurring or unusual tax effects. However, it should not be seen as a substitute for the effective tax rate based on our consolidated net income.
When calculated on business net income, our effective tax rate was 19.8% in 2024, compared with 17.7% in 2023. The main factors in this year-on-year change were (i) the impact of the OECD Pillar Two model rules, which aim to ensure that large multinationals pay a minimum level of tax on the income arising in each jurisdiction where they operate; and (ii) updates to estimates of prior period tax liabilities following progress of reviews and closure of open issues with tax authorities in various jurisdictions.
The table below reconciles our effective tax rate based on consolidated net income to our effective tax rate based on business net income:

(as a percentage)	2024	2023
Effective tax rate based on consolidated net income (IFRS)	18.0%	16.3%
Tax effects:
Amortization and impairment of intangible assets	(0.4)	(0.3)
Restructuring costs and similar items	0.5	1.6
Other tax effects	1.7	0.1
Effective tax rate based on business net income (non-IFRS)	19.8%	17.7%
15/ Share of profit/(loss) from investments accounted for using the equity method
The line item Share of profit/(loss) from investments accounted for using the equity method showed net income of
€60 million in 2024 (after charging an impairment loss of €77 million on the equity-accounted investment in EUROAPI – see Note
D.6.), compared with a net loss of €136 million for 2023.

78	SANOFI FORM 20-F 2024

PART I
ITEM 5. Operating and Financial Review and Prospects
16/ Net income from continuing operations
Net income from continuing operations amounted to €5,554 million in 2024, compared with €5,098 million in 2023.
17/ Net income from discontinued operations
Due to (i) the classification of Opella's assets and liabilities as held for sale since the announcement on October 21, 2024 of the opening of exclusive negotiations with CD&R for the transfer of those assets and liabilities and (ii) the assessment that Opella qualifies as a principal line of business within the meaning of IFRS 5, the net income or loss of Opella is presented in a separate line item, Net income from discontinued operations (see Notes D.1. and D.36. to our consolidated financial statements included at
Item 18. of this annual report). This business reported net income of €64 million in 2024, compared with net income of €338 million in 2023.
Net income from the Opella discontinued operation was €274 million lower in 2024 than in 2023. This year-on-year change reflects in particular the acceleration in 2024 of the transformational project to create the standalone Opella entity; transaction costs incurred in 2024 in respect of the proposed Opella transfer; and changes in gains from asset divestments within the Opella scope between the two periods.
In addition, net income from the Opella discontinued operation for the year ended December 31, 2024 includes a net tax expense of €122 million relating to the tax cost of the legal restructuring of the Opella scope. For the year ended December 31, 2023, net income from the Opella discontinued operation includes a €365 million deferred tax liability recognized in respect of investments in consolidated entities in light of the proposed separation of the Opella business.
18/ Net income attributable to non-controlling interests
Net income attributable to non-controlling interests was €58 million in 2024, versus €36 million in 2023.
19/ Net income attributable to equity holders of Sanofi
Net income attributable to equity holders of Sanofi amounted to €5,560 million in 2024, compared with €5,400 million in
2023.
Basic earnings per share for 2024 was €4.44 versus €4.31 for 2023, based on an average number of shares outstanding of 1,251.4 million in 2024 and 1,251.7 million in 2023. Diluted earnings per share for 2024 was €4.43 versus €4.30 for 2023, based on an average number of shares after dilution of 1,256.1 million in 2024 and 1,256.4 million in 2023.
A.2.3. Segment results
Our business operating income, as defined in Note D.35. (“Segment information”) to our consolidated financial statements included at Item 18. of this annual report, was €11,343 million in 2024, compared with €11,178 million in 2023 (a increase of 1.5%). It represented 27.6% of our net sales in 2024, compared with 29.6% in 2023.
Our business operating income (non-IFRS) is reconciled with our operating income (IFRS) in Note "D.35. Segment information —
D.35.1.2. Business operating income" of the financial statements included at Item 18. of this annual report.
The table below sets forth our business operating income for the years ended December 31, 2024 and 2023:

(€ million)	December 31, 2024	December 31, 2023	Change	Change at CER
Biopharma operating segment	11,285	11,155	+1.2%	+7.3%
As percentage of sales	27.5%	29.5%
Other	58	23	+152.2%	+160.9%
Business operating income (non-IFRS)	11,343	11,178	+1.5%	+7.6%
As percentage of sales	27.6%	29.6%

SANOFI FORM 20-F 2024	79

PART I
ITEM 5. Operating and Financial Review and Prospects
A.3. Results of operations
Year ended December 31, 2023 compared with year ended December 31, 2022
Consolidated income statements

(€ million)(a)	2023	as % of net sales	2022	as % of net sales
Net sales	37,817	100.0%	37,651	100.0%
Other revenues	3,801	10.1%	2,910	7.7%
Cost of sales	(12,628)	-33.4%	(11,882)	-31.6%
Gross profit	28,990	76.7%	28,679	76.2%
Research and development expenses	(6,507)	-17.2%	(6,501)	-17.3%
Selling and general expenses	(8,933)	-23.6%	(8,739)	-23.2%
Other operating income	979		1,814
Other operating expenses	(3,443)		(2,523)
Amortization of intangible assets	(1,911)		(1,804)
Impairment of intangible assets	(896)		429
Fair value remeasurement of contingent consideration	(93)		27
Restructuring costs and similar items	(1,030)		(1,077)
Other gains and losses, and litigation	(196)		(143)
Operating income	6,960	18.4%	10,162	27.0%
Financial expenses	(1,293)		(430)
Financial income	584		205
Income before tax and investments accounted for using the equity method	6,251	16.5%	9,937	26.4%
Income tax expense	(1,017)		(1,909)
Share of profit/(loss) from investments accounted for using the equity method	(136)		55
Net income from continuing operations	5,098		8,083
Net income from discontinued operations	338		401
Net income	5,436	14.4%	8,484	22.5%
Net income attributable to non-controlling interests	36		113
Net income attributable to equity holders of Sanofi	5,400	14.3%	8,371	22.2%
Average number of shares outstanding (million)	1,251.7		1,251.9
Average number of shares after dilution (million)	1,256.4		1,256.9
•Basic earnings per share from continuing operations (€)	4.06		6.38
•Basic earnings per share from discontinued operations (€)	0.25		0.31
Basic earnings per share (€)	4.31		6.69
•Diluted earnings per share from continuing operations (€)	4.05		6.35
•Diluted earnings per share from discontinued operations (€)	0.25		0.31
Diluted earnings per share (€)	4.30		6.66
(a)Figures for 2023 and 2022 have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
(1)Non-IFRS financial measure: see definition in “A.2.1 — Presentation of Net Sales.”

80	SANOFI FORM 20-F 2024

PART I
ITEM 5. Operating and Financial Review and Prospects
A.3.1. Net sales
Consolidated net sales for the year ended December 31, 2023 amounted to €37,817 million, 0.4% higher than in 2022 on a reported basis. Exchange rate fluctuations had a negative effect of 5.0 percentage points overall, due mainly to adverse trends in the US dollar and Argentine peso against the euro. At CER(1), net sales rose by 5.4%, driven mainly by strong performances for
Dupixent and increased sales for our Vaccines business, more than offsetting lower sales for other medicines.
Reconciliation of Net sales (IFRS) to net sales at CER (non-IFRS)

(€ million)(a)	2023	2022	Change
Net sales (IFRS)	37,817	37,651	+0.4%
Effect of exchange rates	1,859
Net sales at constant exchange rates (non-IFRS)	39,676	37,651	+5.4%
(a)Figures for 2023 and 2022 have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
1/ Net sales by operating segment
Our net sales comprise the net sales generated by our Biopharma segment.

(€ million)(a)	2023	2022	Change on a reported basis	Change at constant exchange rates
Biopharma segment	37,817	37,651	+0.4%	+5.4%
Total net sales	37,817	37,651	+0.4%	+5.4%
(a)Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.

SANOFI FORM 20-F 2024	81

PART I
ITEM 5. Operating and Financial Review and Prospects
2/ Net sales by medicine, vaccine and geography – 2023 compared with 2022

(€ million)	Total sales	Change (CER)	Change (reported)	United States	Change (CER)	Europe	Change (CER)	Rest of the world	Change (CER)
Immunology
Dupixent	10,715	+34.0%	+29.2%	8,145	+32.6%	1,224	+30.9%	1,346	+46.2%
Kevzara	357	+9.7%	+5.3%	195	+8.6%	115	+8.5%	47	+17.0%
Rare diseases
Fabrazyme	990	+11.9%	+6.3%	503	+9.8%	241	+6.1%	246	+22.0%
ALTUVIIIO (*)	159	—%	—%	155	—%	—	—%	4	—%
Myozyme	782	-14.8%	-17.9%	254	-17.9%	341	-16.4%	187	-7.5%
Cerezyme	686	+10.1%	-2.0%	189	+0.5%	229	-3.3%	268	+29.2%
Nexviazyme / Nexviadyme (*)	425	+126.0%	+116.8%	272	+77.8%	100	+494.1%	53	+190.5%
Alprolix	540	+11.3%	+7.1%	440	+11.6%	—	—%	100	+10.2%
Eloctate	471	-15.5%	-18.8%	341	-22.0%	—	—%	130	+6.9%
Cerdelga	298	+6.9%	+3.5%	164	+5.6%	118	+6.3%	16	+23.5%
Aldurazyme	279	+16.3%	+8.6%	67	+13.1%	82	-4.7%	130	+34.5%
Cablivi (*)	227	+10.0%	+7.6%	112	+4.5%	98	+4.3%	17	+171.4%
Xenpozyme (*)	91	+347.6%	+333.3%	52	+980.0%	31	+106.7%	8	+800.0%
Enjaymo (*)	72	+240.9%	+227.3%	42	+152.9%	6	—%	24	+420.0%
Neurology
Aubagio	955	-52.6%	-52.9%	460	-67.8%	437	-14.3%	58	-31.6%
Oncology
Sarclisa (*)	381	+37.1%	+29.6%	165	+33.9%	111	+27.3%	105	+53.2%
Jevtana	320	-14.2%	-17.5%	230	-14.2%	12	-63.6%	78	+6.3%
Fasturtec	170	-1.1%	-4.0%	110	—%	43	-8.3%	17	+12.5%
Other medicines
Lantus	1,420	-32.0%	-36.9%	281	-62.6%	357	-15.7%	782	-16.9%
Toujeo	1,123	+6.8%	+1.2%	213	-23.0%	441	+5.5%	469	+29.1%
Lovenox	1,122	-7.8%	-13.3%	7	-58.8%	622	-5.5%	493	-8.9%
Plavix	948	+4.5%	-3.5%	8	-11.1%	96	-5.0%	844	+5.7%
Rezurock (*)	310	+54.6%	+49.8%	303	+51.9%	5	+400.0%	2	—%
Praluent	422	+15.2%	+12.2%	(1)	-101.8%	296	+30.6%	127	+46.7%
Thymoglobulin	478	+15.2%	+8.1%	292	+11.9%	37	+8.8%	149	+23.0%
Aprovel	417	-8.8%	-12.8%	9	+28.6%	78	-4.9%	330	-10.3%
Multaq	344	-7.6%	-10.2%	310	-8.1%	12	-25.0%	22	+15.0%
Soliqua/iGlarLixi	217	+5.6%	+0.9%	95	-18.5%	35	+24.1%	87	+40.3%
Mozobil	220	-14.6%	-15.7%	119	-22.1%	70	+6.0%	31	-20.0%
Tzield (*)	25	—%	—%	25	—%	—	—%	—	—%
Others	4,825	-8.5%	-14.6%	437	-29.5%	1,354	-14.2%	3,034	-1.9%
Industrial Sales	551	-8.7%	-9.4%	4	-76.5%	528	-8.3%	19	+72.7%
Vaccines
Influenza Vaccines	2,669	-5.5%	-10.3%	1,406	-12.8%	694	+1.9%	569	+8.2%
Polio / Pertussis / Hib vaccines & Boosters	2,766	+1.4%	-3.3%	721	-5.7%	477	-0.2%	1,568	+5.5%
RSV vaccines (Beyfortus) (*)	547	—%	—%	407	—%	140	—%	—	—%
Meningitis, travel and endemics vaccines	1,266	+0.5%	-3.3%	730	-0.8%	157	+40.2%	379	-7.4%
Biopharma	37,817	+5.4%	+0.4%	17,262	+5.2%	8,816	+4.2%	11,739	+6.4%
Of which new launches (*)	2,237	+145.3%	+135.2%	1,533	+156.7%	491	+129.3%	213	+113.3%

82	SANOFI FORM 20-F 2024

PART I
ITEM 5. Operating and Financial Review and Prospects
3/ Net sales – Biopharma segment
In 2023, net sales for the Biopharma segment amounted to €37,817 million, up 0.4% on a reported basis and 5.4% at CER.
Comments on the performances of our major Biopharma segment products are provided below.
New launches
ALTUVIIIO, a first-in-class, once-weekly factor VIII replacement therapy that confers significant protection against bleeds for hemophilia A patients, was launched in the United States at the end of March 2023 and generated sales of €159 million in 2023.
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
Net sales of Sarclisa (multiple myeloma) in 2023 were €381 million, up 37.1% CER, with good performances in all three regions: the
United States (€165 million, +33.9% CER); Europe (€111 million, +27.3% CER); and the Rest of the Word, especially Japan where sales reached €77 million (+28.8% CER).
Cablivi posted net sales of €227 million in 2023, up 10.0% CER, reflecting increased awareness of acquired thrombotic thrombo-
cytopenic purpura (aTTP), and treatment in line with guidelines from the International Society on Thrombosis and Haemostasis
(ISTH) recommending first-line use of Cablivi for all aTTP patients. Sales reached €112 million in the United States (+4.5% CER), and in Europe net sales were up 4.3% CER at €98 million, mainly due to greater market penetration as a result of increased product awareness.
Xenpozyme reported net sales of €91 million, mainly in the United States (€52 million) and Europe (€31 million).
Net sales of Enjaymo reached €72 million, with sales being generated primarily in the United States and Japan.
In the second quarter of 2023, Sanofi acquired Provention, adding Tzield , an innovative first-in-class treatment for people with type 1 diabetes, to the core medicines portfolio. In 2023, Tzield sales were €25 million, in line with the expected gradual ramp-up as a result of early patient identification programs.
Immunology & Inflammation
Dupixent (developed in collaboration with Regeneron) generated net sales of €10,715 million in 2023, up 29.2% on a reported basis and 34.0% at CER. In the United States, sales of Dupixent reached €8,145 million in 2023, up 32.6% CER, boosted by continuing strong demand in the product's approved indications: atopic dermatitis, asthma, nasal polyps, eosinophilic esophagitis, and prurigo nodularis. In Europe, the product posted 2023 net sales of €1,224 million, up 30.9% CER, driven by continuing growth in atopic dermatitis, asthma and nasal polyps. In the Rest of the World region, Dupixent posted net sales of
€1,346 million (+46.2% CER), driven mainly by Japan and China.
Other medicines
Lantus sales fell to €1,420 million (-32.0% CER) in 2023. In the United States, sales were down 62.6% CER, reflecting lower net selling prices due to a change in reimbursement channel mix and an inventory adjustment in anticipation of the previously-
announced 2024 US list price reduction. In the Rest of the World region, sales were down by 16.9% CER, mainly due to the Value
Based Procurement rollout in China.
Toujeo net sales were €1,123 million in 2023, up 6.8% CER. Growth was driven mainly by the Rest of the World region (+29.1%
CER), due to the Value Based Procurement program in China and the associated acceleration in sales volumes. The impact was partly offset by lower sales in the United States (-23.0% CER) due to price erosion.
Net sales of the Fabry disease treatment Fabrazyme in 2023 were €990 million (+11.9% CER), driven by the Rest of the World region (+22.0% CER at €246 million) followed by the United States (+9.8% CER at €503 million). The year-on-year increase reflects more patients adopting the product across all three regions.
Net sales of Lovenox were €1,122 million in 2023, down 7.8% CER, reflecting strong biosimilar competition across all geographies.
Plavix net sales reached €948 million in 2023, up 4.5% CER, in line with consistent volume growth in China.
Sales of Myozyme/Lumizyme (Pompe disease) were down year-on-year (-14.8% CER at €782 million) as patients switched to
Nexviazyme. In 2023, sales of Nexviazyme/Nexviadyme represented 35.2% of total sales for the Pompe disease franchise.
Cerezyme sales were up 10.1% CER at €686 million on a solid performance in the Rest of the World region (+29.2% CER at €268 million), driven by new patients on therapy and favorable pricing.
In 2023, net sales of Alprolix were €540 million, up 11.3% CER, driven by the United States where sales of the product reached
€440 million, up 11.6% CER.
Praluent posted net sales of €422 million, up 15.2% CER. Growth was reported in Europe (+30.6% CER) and the Rest of the World region (+46.7% CER, due mainly due to China), though the effect was partly offset by lower sales in the United States following the release of a glyceryl trinitrate.
Thymoglobulin sales rose by 15.2% CER in 2023 to €478 million, driven by the United States.

SANOFI FORM 20-F 2024	83

PART I
ITEM 5. Operating and Financial Review and Prospects
Eloctate generated net sales of €471 million in 2023, down 15.5% CER, due to the adoption of ALTUVIIIO and competitive pressures.
Net sales of Aubagio fell by 52.6% CER in 2023 to €955 million, mainly due to the arrival of generics. In the United States, where generics came on the market on March 12, 2023, Aubagio fell by 67.8% CER at €460 million. In Europe, generic competition for
Aubagio began at the end of September 2023.
Cerdelga sales rose by 6.9% CER to €298 million, with growth reported in the United States (+5.6% CER at €164 million), Europe
(+6.3% CER at €118 million), and the Rest of the World region (+23.5% CER at €16 million) as new patients adopted the product or switched treatment.
Vaccines
In 2023, the vaccines posted total net sales of €7,477 million, up 3.6% on a reported basis and 8.6% CER. The main driver was the launch of Beyfortus, which more than offset slow sales of influenza vaccines.
Sales of Influenza Vaccines decreased by 5.5% CER in 2023 to €2,669 million, due to a slight reduction in vaccine uptake and increased competition in the United States.
Polio/Pertussis/Hib Vaccines and boosters, posted net sales of €2,766 million in 2023 (+1.4% CER), reflecting the ongoing expansion of Vaxelis in the United States at the expense of pentavalent vaccines in the first series of infant vaccinations. In the
US, Vaxelis became market leader at the end of 2023 in the three-dose primary series market. As a reminder, sales of Vaxelis in the United States are not consolidated, and the profits are shared equally between Sanofi and Merck & Co.
The Beyfortus launch began in late September 2023, in the United States and Europe. Sales of the product reached €547 million in 2023, reflecting strong demand through All Infant Protection Programs rolled out in United States, Spain and France.
Net sales of Meningitis, Travel and Endemics Vaccines for 2023 reached €1,266 million, up 0.5% CER, with 40.2% growth in
Europe more than offsetting lower sales in the Rest of the World region (-7.4% CER) and the United States (-0.8% CER at
€730 million), reflecting a favorable pattern in the US, while the divestment of the Japanese Encephalitis vaccine in 2022 impacted the Rest of the World region.
4/ Net sales by geographical region
The table below sets forth our net sales for 2023 and 2022 by geographical region:

(€ million)	2023	2022	Change on a reported basis	Change at constant exchange rates
United States	17,262	16,986	+1.6%	+5.2%
Europe	8,816	8,490	+3.8%	+4.2%
Rest of the World	11,739	12,175	-3.6%	+6.4%
of which China	2,728	2,950	-7.5%	-0.3%
Total net sales	37,817	37,651	+0.4%	+5.4%
In 2023, net sales in the United States reached €17,262 million, up 5.2% at CER, reflecting a strong performance from Dupixent
(+32.6% CER at €8,145 million) and the launches of Beyfortus (€407 million) and ALTUVIIIO, (€155 million) partly offsetting by the impact of generics of Aubagio and lower sales of Lantus and influenza vaccines .
In Europe, net sales advanced by 4.2% at CER in 2023 to €8,816 million. The performance of Dupixent (+30.9% CER at
€1,224 million) and the launch of Beyfortus (€140 million) were partially offset by the impact of Aubagio generics and the decline in sales of non-strategic products.
In the Rest of the World region, net sales for 2023 increased by 6.4% at CER to €11,739 million, due to exceptional performances from Dupixent (+46.2% CER at €1,346 million).
A.3.2. Other income statement items
1/ Other revenues
Other revenues increased by 30.6% to €3,801 million in 2023 (versus €2,910 million in 2022). This line item mainly comprises
VaxServe sales of non-Sanofi vaccines (€2,167 million in 2023 versus €1,567 million in 2022). The year-on-year increase also reflects higher revenues from manufacturing services contracts and revenues from the COVID-19 vaccine (in particular, €411 million received from the US government in connection with the supply contract for the recombinant COVID-19 vaccine candidate).
2/ Gross profit
Gross profit for 2023 amounted to €28,990 million compared with €28,679 million in 2022, an increase of 1.1%. Gross margin (the ratio of gross profit to net sales) also rose, reaching 76.7% in 2023, versus 76.2% in 2022. The year-on-year increase in gross margin reflects largely a favorable product mix and revenues related to the COVID-19 vaccine, which more than offset the effects of generic competition for Aubagio and unfavorable pricing effects for Lantus in the United States.
3/ Research and development expenses
Research and development (R&D) expenses amounted to €6,507 million in 2023, versus €6,501 million in 2022, an increase of 0.1%, as investment stabilized. R&D expenses represented 17.3% of net sales in 2023, the same as in 2022.

84	SANOFI FORM 20-F 2024

PART I
ITEM 5. Operating and Financial Review and Prospects
4/ Selling and general expenses
Selling and general expenses amounted to €8,933 million in 2023 (23.6% of net sales), versus €8,739 million in 2022 (23.2% of net sales), a 2.2% increase.
5/ Other operating income and expenses
Other operating income amounted to €979 million in 2023 (versus €1,814 million in 2022), and other operating expenses to €3,443 million (versus €2,523 million in 2022).
Overall, this represented a net expense of €2,464 million in 2023, compared with a net expense of €709 million in 2022.

(€ million)	2023	2022	Change
Other operating income	979	1,814	(835)
Other operating expenses	(3,443)	(2,523)	(920)
Other operating income/(expenses), net	(2,464)	(709)	(1,755)
The increase of €1,755 million mainly reflects an increase in the share of profits generated by the monoclonal antibody alliance with Regeneron under the collaboration agreement, the principal factors being (i) increased sales of Dupixent and (ii) the impact in 2022 of the recognition of the proceeds arising from the restructuring of the immuno-oncology (IO) collaboration agreement between Sanofi and Regeneron (see Note C.1. to our consolidated financial statements).
The net contribution of items related to Regeneron to this line item is as follows:

(€ million)	2023	2022
Income & expense related to (profit)/loss sharing under the Monoclonal Antibody Alliance	(3,321)	(2,325)
Additional share of profit paid by Regeneron towards development costs(a)	668	434
Reimbursement to Regeneron of selling expenses incurred	(543)	(476)
Total: Monoclonal Antibody Alliance	(3,196)	(2,367)
Immuno-Oncology Alliance	—	16
Other (mainly Zaltrap and Libtayo)	217	1,120
Other operating income/(expenses), net related to Regeneron Alliance	(2,979)	(1,231)
of which amount presented in “Other operating income”	227	1,147
(a)As of December 31, 2023, the commitment received by Sanofi in respect of the additional profit share payable by Regeneron towards development costs amounted to €2.1 billion, compared with €2.7 billion as of December 31, 2022.
6/ Amortization of intangible assets
Amortization charged against intangible assets amounted to €1,911 million in 2023, compared with €1,804 million in 2022.
This €107 million increase was mainly due to (i) increased amortization expense in 2023 against Eloctate franchise assets further to FDA approval for ALTUVIIIO (€206 million) and (ii) the acquisition of Provention Bio, Inc., which led to €144 million of amortization being charged from the acquisition date against the intangible asset related to Tzield product; those effects were partly offset by the non-recurrence of the €226 million accelerated amortization charge taken in 2022 against Libtayo rights following the restructuring of the IO LCA with Regeneron (see Note C.1. to our consolidated financial statements).
7/ Impairment of intangible assets, net of reversals
For 2023, this line shows a net loss of €896 million, mainly comprising an impairment loss of €833 million reflecting the impact of the strategic decision to de-prioritize certain R&D programs, in particular those related to the NK Cell and ProXTen technology platforms.
For 2022, this line item shows a net gain of €429 million, mainly comprising:
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
9/ Restructuring costs and similar items
Restructuring costs and similar items represented a total charge of €1,030 million in 2023, versus a charge of €1,077 million in
2022.

SANOFI FORM 20-F 2024	85

PART I
ITEM 5. Operating and Financial Review and Prospects
Restructuring costs and similar items decreased by €47 million year-on-year. For 2023 they include the impact of French pension reforms on future annuities under the rules of each severance plan, while for 2022 they mainly comprised severance costs recognized further to the announcements made during that period. Also included in restructuring costs are the impacts of ongoing transformational projects.
10/ Other gains and losses, and litigation
For 2023, this line item represented a charge of €196 million related to major litigations.
For 2022, this line item represented a charge of €143 million, comprising the pre-tax loss arising on the deconsolidation of
EUROAPI (see Note D.1.3.) and costs related to major litigation.
11/ Operating income
Operating income amounted to €6,960 million in 2023, versus €10,162 million in 2022.
The year-on-year decrease was largely due to the movements in impairment allowances against intangible assets.
12/ Financial income and expenses
Net financial expenses were €709 million in 2023, versus €225 million in 2022, a increase of €484 million.
The cost of our net debt (see the definition in “— Liquidity and Capital Resources” below and Note D.29. to our consolidated financial statements, included at Item 18. of this annual report) was €25 million in 2023, compared with €123 million in 2022; the reduction of €98 million was largely due to an increased return on cash, cash equivalents and associated derivatives (€527 million in 2023 versus €239 million in 2022, an increase of €288 million).
In addition, a financial expense of €541 million was recognized in 2023 in respect of the liability recognized in the balance sheet for estimated future royalties on US sales of Beyfortus, which was remeasured as of December 31, 2023 to reflect the very successful US launch of the product (see Notes C.2. and D.29. to our consolidated financial statements).
13/ Income before tax and investments accounted for using the equity method
Income before tax and investments accounted for using the equity method reached €6,251 million in 2023, versus €9,937 million in 2022.
14/ Income tax expense
Income tax expense represented €1,017 million in 2023, versus €1,909 million in 2022, giving an effective tax rate based on consolidated net income of 16.3% in 2023, compared with 19.2% in 2022. The reduction in income tax expense was mainly due to a year-on-year increase in net amortization and impairment losses charged against intangible assets (impact of €563 million in
2023 and €268 million in 2022). In addition, a deferred tax asset of €133 million was recognized on the remeasurement of the financial liability recognized in the balance sheet to reflect estimated future royalties on US sales of Beyfortus
In 2022, income tax expense included the effect of the reversal of impairment losses relating to ALTUVIIIO (€503 million impact)
following FDA approval.
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
substitute for the effective tax rate based on consolidated net income.
The table below reconciles our effective tax rate based on consolidated net income to our effective tax rate based on business net income:

(as a percentage)	2023	2022
Effective tax rate based on consolidated net income (IFRS)	16.3%	19.2%
Tax effects:
Amortization and impairment of intangible assets	(0.3)	(0.4)
Restructuring costs and similar items	1.6	(0.3)
Other tax effects	0.1	1.2
Effective tax rate based on business net income (non-IFRS)	17.7%	19.7%
15/ Share of profit/(loss) from investments accounted for using the equity method
The line item Share of profit/(loss) from investments accounted for using the equity method was a net loss of €136 million in
2023 (including an impairment loss of €231 million on the equity-accounted investment in EUROAPI – see Note D.6.), compared with net income of €55 million for 2022
16/ Net income from continuing operations
Net income from continuing operations amounted to  €5,098 million in 2023, compared with €8,083 million in 2022.

86	SANOFI FORM 20-F 2024

PART I
ITEM 5. Operating and Financial Review and Prospects
17/ Net income from discontinued operations
In accordance with IFRS 5, the net income or loss of the Opella business is presented in a separate line item, “Net income from discontinued operations” (see Notes D.1. and D.36. to our consolidated financial statements). This business reported a net income of €338 million in 2023, compared with net income of €401 million in 2022. In 2023, this line item includes income tax expense of €365 million arising from taxable temporary differences relating to holdings in subsidiaries, because it became probable that those differences would reverse.
18/ Net income attributable to non-controlling interests
Net income attributable to non-controlling interests was €36 million in 2023, versus €113 million in 2022.
19/ Net income attributable to equity holders of Sanofi
Net income attributable to equity holders of Sanofi amounted to €5,400 million in 2023, compared with €8,371 million in 2022.
Basic earnings per share for 2023 was €4.31 versus €6.69 for 2022, based on an average number of shares outstanding of 1,251.7 million in 2023 and 1,251.9 million in 2022. Diluted earnings per share for 2023 was €4.30 versus €6.66 for 2022, based on an average number of shares after dilution of 1,256.4 million in 2023 and 1,256.9 million in 2022.
A.3.3. Segment results
Our business operating income, as defined in Note D.35. (“Segment information”) to our consolidated financial statements included at Item 18. of this annual report, was €11,178 million in 2023 compared with €12,793 million in 2022 (a decrease of 12.6%).
It represented 29.6% in 2023 compared with 34.0 % in 2022.
Our business operating income (non-IFRS) is reconciled with our operating income (IFRS) in Note "D.35. Segment information —
D.35.1.2. Business operating income" of the financial statements included at Item 18. of this annual report.
The table below sets forth our business operating income for the years ended December 31, 2023 and 2022:

(€ million)	December 31, 2023	December 31, 2022	Change
Biopharma operating segment	11,155	12,764	-12.6%
As percentage of sales	29.5%	33.9%
Other	23	29	-20.7%
Business operating income (non-IFRS)	11,178	12,793	-12.6%
As percentage of sales	29.6%	34.0%
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
As of December 31, 2024 our net debt was €8,772 million, compared with €7,793 million as of December 31, 2023 and
€6,437 million as of December 31, 2022. For an explanation of the increase in our net debt, refer to section “— B.2. Consolidated
Balance Sheet and Debt” below.
In order to assess our financing risk, we also use the “gearing ratio," a non-IFRS financial measure (see table in section
“— B.2. Consolidated Balance Sheet and Debt” below). We define the gearing ratio as the ratio of net debt to total equity. As of December 31, 2024, our gearing ratio was 11.3%, compared with 10.5% as of December 31, 2023 and 8.6% as of December 31,
2022.
Because our net debt and gearing ratio are not standardized measures, they may not be directly comparable with the non-IFRS financial measures of other companies using the same or similar non-IFRS financial measures. Despite the use of non-IFRS measures by management in setting goals and measuring performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS.

SANOFI FORM 20-F 2024	87

PART I
ITEM 5. Operating and Financial Review and Prospects
B.1. Consolidated statement of cash flows
Generally, factors that affect our earnings – for example, pricing, volume, costs and exchange rates – flow through to cash from operations. The most significant source of cash from operations is sales of our branded medicines and vaccines. Receipts of royalty payments also contribute to cash from operations.
Summarized consolidated statements of cash flows

(€ million)(a)	2024	2023	2022
Net cash provided by/(used in) continuing operating activities	8,607	9,271	9,638
Net cash provided by/(used in) operating activities of the discontinued Opella business	474	987	888
Net cash provided by/(used in) operating activities	9,081	10,258	10,526
Net cash provided by/(used in) continuing investing activities	(4,298)	(4,950)	(2,117)
Net cash provided by/(used in) investing activities of the discontinued Opella business	(109)	(1,250)	42
Net cash provided by/(used in) investing activities	(4,407)	(6,200)	(2,075)
Net cash provided by/(used in) continuing financing activities	(5,751)	(8,048)	(5,807)
Net cash provided by/(used in) financing activities of the discontinued Opella business	(12)	(4)	(14)
Net cash provided by/(used in)financing activities	(5,763)	(8,052)	(5,821)
Impact of exchange rates on cash and cash equivalents	(13)	(32)	8
Impact on cash and cash equivalents of the reclassification of the Opella business to "Assets held for sale"	(167)	—	—
Net change in cash and cash equivalents	(1,269)	(4,026)	2,638
Cash and cash equivalent, beginning of period	8,710	12,736	10,098
Cash and cash equivalent, end of period	7,441	8,710	12,736
(a)Cash flows of the Opella business are presented separately in accordance with IFRS 5 (Non-current Assets Held for sale and Discontinued Operations).
Year Ended December 31, 2024 Compared with Year Ended December 31, 2023
Net cash provided by/used in continuing operating activities represented a net cash inflow of €8,607 million in 2024, compared with €9,271 million in 2023. The year-on-year decrease was due mainly to a higher level of operating cash flow before changes in working capital (€9,222 million in 2024, versus €8,858 million in 2023), more than offset by a net decrease of
€615 million in the working capital requirement in 2024 (versus a net increase of €413 million in 2023), including a decrease in US rebate provisions (€1,330 million) following the decision to reduce the Lantus list price effective January 1, 2024.
Net cash provided by/used in continuing investing activities represented a net cash outflow of €4,298 million in 2024, compared with a net outflow of €4,950 million in 2023. The net outflow in 2024 was mainly a result of the acquisition of
Inhibrx.inc ($2,035 million). The net outflow in 2023 was mainly a result of the acquisition of Provention Bio, Inc. ($2,722 million).
Acquisitions of property, plant and equipment and intangible assets amounted to €3,195 million, versus €2,906 million in 2023.
There were €1,733 million of acquisitions of property, plant and equipment (versus €1,619 million in 2023), most of which related to industrial facilities. Acquisitions of intangible assets (€1,462 million, versus €1,287 million in 2023) mainly comprised contractual payments for intangible rights under license and collaboration agreements.
After-tax proceeds from disposals (€1,461 million in 2024, €807 million in 2023) exclude proceeds from divestments of investments in consolidated undertakings and investments accounted for using the equity method, and mainly comprised the sale of the Enjaymo global rights to Recordati for pre-tax proceeds of €768 million.
Net cash provided by/used in continuing financing activities represented a net cash outflow of €5,751 million in 2024, compared with a net cash outflow of €8,048 million in 2023. The 2024 figure includes the redemption of a €600 million bond issue. Other movements included (i) the dividend payout to our shareholders of €4,704 million (versus €4,454 million in 2023);
and (ii) the effect of changes in our share capital (repurchases of our own shares, net of capital increases), representing a net cash outflow of €115 million in 2024 versus a net cash outflow of €398 million in 2023.
The net change in cash and cash equivalents of continuing operations in 2024 was a decrease of €1,442 million, versus a decrease of €3,727 million in 2023.
Net cash flows of the discontinued Opella business represented a net cash inflow of €353 million in 2024, versus a net cash outflow of €267 million in 2023.
The net change in cash and cash equivalents during 2024 (after the €167 million impact on cash and cash equivalents of the reclassification of the Opella business to Assets held for sale), was a decrease of €1,269 million; this compares with a decrease of
€4,026 million in 2023.
“Free cash flow” (a non-IFRS measure) for the year ended December 31, 2024 was €5,955 million, a decrease from the 2023 figure of €7,409 million.
For details of the arrangements in place to manage our liquidity needs for current operations as of December 31, 2024, refer to
Note 17.1.(b) to our consolidated financial statements, included at Item 18. of this annual report.
(1)Above a cap of €500 million per transaction.
(2)Non-IFRS financial measure, as defined in “— Segment Information — Business Net income” above.
(3)Not exceeding a cap of €500 million per transaction.

88	SANOFI FORM 20-F 2024

PART I
ITEM 5. Operating and Financial Review and Prospects
Year Ended December 31, 2023 Compared with Year Ended December 31, 2022
Net cash provided by/used in continuing operating activities represented a net cash inflow of €9,271 million in 2023, compared with €9,638 million in 2022. The year-on-year decrease was due mainly to a lower level of operating cash flow before changes in working capital (€8,858 million in 2023 versus €10,432 million in 2022) and a net increase of €413 million in the working capital requirement in 2024 (versus a net decrease of €794 million in 2022).
Net cash provided by/used in continuing investing activities represented a net cash outflow of €4,950 million in 2023 versus a net outflow of €2,117 million in 2022. For 2022, the net cash outflow was mainly due to the acquisition of Amunix Pharmaceuticals,
Inc (€852 million), partly offset by the proceeds of €150 million from the sale of a 12% equity interest in EUROAPI to EPIC
Bpifrance.
Acquisitions of property, plant and equipment and intangible assets amounted to €2,906 million in 2023 versus €2,103 million in
2022. There were €1,619 million of acquisitions of property, plant and equipment (versus €1,529 million in 2022), most of which related to industrial facilities. Acquisitions of intangible assets (€1,287 million in 2023 versus €574 million in 2022) mainly comprised contractual payments for intangible rights under license and collaboration agreements.
After-tax proceeds from disposals (€807 million in 2023 versus €1,340 million in 2022) exclude proceeds from divestments of investments in consolidated undertakings and investments accounted for using the equity method, and mainly comprised divestments of assets and activities related to the streamlining of the portfolio, and disposals of equity and debt instruments.
Net cash provided by/used in continuing financing activities represented a net cash outflow €8,048 million in 2023 versus a net cash outflow of €5,807 million in 2022. The 2023 figure includes the redemption of bond issues totalling €3,664 million.
Other movements included (i) the dividend payout to our shareholders of €4,454 million (versus €4,168 million in 2022); and
(ii) the effect of changes in our share capital (repurchases of our own shares, net of capital increases), representing a net cash outflow of €398 million in 2023 versus a net cash outflow of €309 million in 2022.
The net change in cash and cash equivalents of continuing operations in 2023 was a decrease of €3,727 million, versus an increase of €1,714 million in 2022.
Net cash flows for the discontinued Opella business represented net cash outflows of €267 million in 2023 versus a net cash inflows €916 million in 2022.
The net change in cash and cash equivalents during 2023 was a reduction of €4,026 million; this compares with an increase of
€2,638 million in 2022.
“Free cash flow,” a non-IFRS measure, for the year ended December 31, 2023 was €7,409 million, this compares with the 2022 figure of €7,579 million.
For details of the arrangements in place to manage our liquidity needs for current operations as of December 31, 2023, refer to
Note 17.1.(b) to our consolidated financial statements, included at Item 18. of this annual report.
“Free cash flow” is a non-IFRS financial indicator which is reviewed by our management, and which we believe provides useful information to measure the net cash generated from our operations that is available for strategic investments(1) (net of divestments(1)), for debt repayment, and for payments to shareholders. “Free cash flow” comprises cash flows generated from our continuing operations; it is calculated from our “Business net income”(2) after adding back (in the case of expenses and losses) or deducting (in the case of income and gains) the following items: depreciation, amortization and impairment, share of undistributed earnings from investments accounted for using the equity method, gains & losses on disposals, net change in provisions including pensions and other post-employment benefits, deferred taxes, share-based payment expense and other non-cash items. It also includes net changes in working capital, capital expenditures and other asset acquisitions(3) net of disposal proceeds(3), and payments related to restructuring and similar items. “Free cash flow” is not defined by IFRS, and is not a substitute for Net cash provided by operating activities as reported under IFRS. Management recognizes that the term “Free cash flow” may be interpreted differently by other companies and under different circumstances.

SANOFI FORM 20-F 2024	89

PART I
ITEM 5. Operating and Financial Review and Prospects
The table below sets forth a reconciliation between Net cash provided by continuing operating activities and “Free cash flow”:

(€ million)	2024	2023(d)	2022(d)
Net cash provided by/(used in) operating activities (IFRS)	9,081	10,258	10,526
Net cash provided by/(used in) operating activities (IFRS) of the discontinued Opella business	(474)	(987)	(888)
Acquisitions of property, plant and equipment and software	(1,808)	(1,677)	(1,599)
Acquisitions of intangible assets, equity interests and other non-current financial assets(a)	(1,434)	(1,091)	(796)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax(a)	805	789	1,382
Repayments of lease liabilities(b)	(282)	(253)	(280)
Other items(c)	67	370	(766)
Free cash flow (non-IFRS)	5,955	7,409	7,579
(a)Free cash flow includes investments and divestments not exceeding a cap of €500 million per transaction.
(b)Cash outflows relating to repayments of the principal portion of lease liabilities (IFRS 16) are included in free cash flow.
(c)In 2022, includes an upfront payment of $900 million, a regulatory milestone payment of $100 million in connection with the one-time income from the
Libtayo transaction further to the restructuring of the Immuno-Oncology collaboration agreement with Regeneron (see Note C.1. to our consolidated financial statements, included at Item 18. of this annual report).
(d) Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.
B.2. Consolidated balance sheet and debt
Total assets were €132,798 million as of December 31, 2024, compared with €126,464 million as of December 31, 2023, a increase of €6,334 million.
Total equity was €77,857 million as of December 31, 2024, versus €74,353 million as of December 31, 2023. The year-on-year net change reflects the following principal factors:
•increases: our net income for 2024 (€5,618 million) and positive currency translation differences (€2,459 million); and
•decreases: the dividend paid to our shareholders in respect of the 2023 financial year (€4,704 million) and repurchases of our own shares (€302 million).
Net debt was €8,772 million as of December 31, 2024, compared with €7,793 million as of December 31, 2023. The increase in
2024 mainly reflects cash outflows of €2,035 million on the acquisition of Inhibrx, Inc. and of €4,704 million for the dividend payout to our shareholders, less the €5,955 million of free cash flow generated in the year (see reconciliation with Net cash provided by/(used in)operating activities from continuing operations in section  B.1. above).
“Net debt” is a non-IFRS financial measure which is reviewed by our management, and which we believe provides useful information to measure our overall liquidity and capital resources. We define “net debt” as (i) the sum total of long-term debt, short-term debt and current portion of long-term debt and interest rate and currency derivatives used to manage debt, minus
(ii) the sum total of cash and cash equivalents and interest rate and currency derivatives used to manage cash and cash equivalents.

(€ million)	2024	2023	2022
Long-term debt	11,791	14,347	14,857
Short-term debt and current portion of long-term debt	4,209	2,045	4,174
Interest rate and currency derivatives used to manage debt	137	139	187
Total debt (IFRS)	16,137	16,531	19,218
Cash and cash equivalents	(7,441)	(8,710)	(12,736)
Interest rate and currency derivatives used to manage cash and cash equivalents	76	(28)	(45)
Net debt(a) (non- IFRS)	8,772	7,793	6,437
Total equity	77,857	74,353	75,152
Gearing ratio (non-IFRS)	11.3%	10.5%	8.6%
(a)Net debt does not include lease liabilities, which amounted to €1,906 million as of December 31, 2024, €2,030 million as of December 31, 2023 and
€2,181 million as of December 31, 2022
“Net debt” is a non-IFRS financial measure used by management and investors to measure Sanofi’s overall net indebtedness.
To assess our financing risk, we use the “gearing ratio”, a non-IFRS financial measure. This ratio (which we define as the ratio of net debt to total equity) increased from 10.5% as of December 31, 2023 to 11.3% as of December 31, 2024. Analyses of debt as of December 31, 2024, December 31, 2023 and December 31, 2022 by type, maturity, interest rate and currency, are provided in
Note D.17.1. to our consolidated financial statements, included at Item 18. of this annual report.

90	SANOFI FORM 20-F 2024

PART I
ITEM 5. Operating and Financial Review and Prospects
We expect that the future cash flows generated by our operating activities will be sufficient to repay our debt. The financing arrangements in place as of December 31, 2024 at the Sanofi parent company level are not subject to covenants regarding financial ratios and do not contain any clauses linking fees to Sanofi’s credit rating.
As of December 31, 2024, we held 9.5 million of our own shares, recorded as a deduction from equity and representing 0.75% of our share capital. As of December 31, 2023, we were holding 13.5 million of our own shares, recorded as a deduction from equity and representing 1.06% of our share capital.
Goodwill and Other intangible assets (€66,013 million in total) decreased by €7,710 million, mainly following the reclassification of Opella assets on the line Assets held for sale, including goodwill for an amount of 7,255 million euros.
Investments accounted for using the equity method (€316 million) decreased by €108 million, mainly reflecting an impairment loss taken against the equity-accounted investment in EUROAPI to reflect the significant and lasting drop in the quoted market price of EUROAPI shares.
Other non-current assets amounted to €3,753 million, a year-on-year increase of €535 million.
Net deferred tax assets amounted to €5,801 million as of December 31, 2024, versus €4,570 million as of December 31, 2023 a year-on-year increase of €1,231 million. The year-on-year increase mainly reflects (i) reversals of deferred tax liabilities relating to remeasurements of other acquired intangible assets further to the amortization charged in the period; (ii) an increase in deferred tax assets on consolidation adjustments (eliminiation of intragroup margin in inventory); and (iii) an increase in deferred tax assets arising on the spread tax deduction of R&D expenses in the United States.
Non-current provisions and other non-current liabilities (€8,096 million) showed an increase of €494 million, mainly due a provision recognized in respect of the litigation related to Plavix (clopidogrel) in the US state of Hawaii (see Note D.22.) and an increase in restructuring provisions.
Liabilities related to business combinations and to non-controlling interests were €68 million lower year-on-year, at
€641 million.
Assets held for sale (€13,489 million) and liabilities related to assets held for sale (€2,131 million) mainly comprise the assets and liabilities of the held for sale Opella business (see Note D.8. to our consolidated financial statements included at Item 18. of this annual report).
B.3. Liquidity
We expect that our existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements, in both the short term (i.e. the 12 months following the year ended December 31, 2024) and the long term
(i.e. beyond such additional 12-month period). As of December 31, 2024, we held cash and cash equivalents amounting to
€7,441 million, substantially all of which were held in euros (see Note D.13. to our consolidated financial statements, included at
Item 18. of this annual report). As of December 31, 2024, €446 million of our cash and cash equivalents were held by captive insurance and reinsurance companies in accordance with insurance regulations.
We run the risk of delayed payments or even non-payment by our customers, who consist principally of wholesalers, distributors, pharmacies, hospitals, clinics and government agencies (see “Item 3. Key information — D. Risk Factors — 2. Risks Relating to Our
Business — We are subject to the risk of non-payment by our customers”). Deteriorating credit and economic conditions and other factors in some countries have resulted in, and may continue to result in, an increase in the average length of time taken to collect our accounts receivable in these countries. Should these factors continue, it may require us to re-evaluate the collectability of these receivables in future periods. We carefully monitor sovereign debt issues and economic conditions and evaluate accounts receivable in these countries for potential collection risks. We have been conducting an active recovery policy, adapted to each country and including intense communication with customers, negotiations of payment plans, charging of interest for late payments, and legal action. Over our business as a whole, the amount of trade receivables overdue by more than 12 months (which primarily consists of amounts due from public sector bodies) decreased from €81 million as of December 31, 2023 to €44 million as of December 31, 2024 (see Note D.10. to our consolidated financial statements included at Item 18. of this annual report).
As of December 31, 2024, we had no commitments for capital expenditures that we consider to be material to our consolidated financial position. Undrawn confirmed credit facilities amounted to a total of €8,000 million at December 31, 2024. For a discussion of our treasury policies, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
We expect that cash from our operations will be sufficient to repay our debt. For a discussion of our liquidity risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
B.4. Off balance sheet arrangements/Contractual obligations and other commercial commitments
We have various contractual obligations and other commercial commitments arising from our operations. Our contractual obligations and our other commercial commitments as of December 31, 2024 are shown in Notes D.3., D.17., D.18., and D.21. to our consolidated financial statements, included at Item 18. of this annual report. Note D.21. to our consolidated financial statements included at Item 18. of this annual report discloses details of commitments under our principal research and development collaboration agreements. For a description of the principal contingencies arising from certain business divestitures, refer to
Note D.22.d.) to our 2024 consolidated financial statements included at Item 18. of this annual report.

SANOFI FORM 20-F 2024	91

PART I
ITEM 5. Operating and Financial Review and Prospects
Off balance sheet commitments relating to Sanofi’s operating activities, not including as of December 31, 2024 the commitments of the held-for-sale Opella operation, comprise the following (for Opella off balance sheet commitments please refer to
Note D.36.):

December 31, 2024		Payments due by period
(€ million)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Future contractual cash flows relating to debt and debt hedging instruments(a)	17,238	4,399	4,582	3,190	5,067
Principal payments related to lease liabilities(b)	2,080	377	498	386	819
Other lease obligations (with a term of less than 12 months, low value asset leases and lease contracts committed but not yet commenced)(c)	554	28	34	41	451
Irrevocable purchase commitments(d)
•Given	3,683	1,152	1,195	442	894
•Received	(391)	(288)	(96)	(7)	—
Research & development license agreements
•Commitments related to R&D and other commitments	84	42	29	6	7
•Potential milestone payments(e)	4,230	941	635	470	2,184
Obligations relating to business combinations(f)	72	72	—	—	—
Estimated benefit payments on unfunded pensions and post employment benefits(g)	1,035	67	122	131	715
Total contractual obligations and other commitments	28,585	6,790	6,999	4,659	10,137
Undrawn general-purpose credit facilities	8,000	—	4,000	—	4,000
(a)See Note D.17.1. to our consolidated financial statements, included at Item 18. of this annual report.
(b)See Note D.17.2. to our consolidated financial statements, included at Item 18. of this annual report.
(c)See Note D.21.1. to our consolidated financial statements, included at Item 18. of this annual report.
(d)These comprise irrevocable commitments to suppliers of (i) property, plant and equipment, net of down payments (see Note D.3. to our consolidated financial statements, included at Item 18. of this annual report) and (ii) goods and services.
(e)This line includes all milestone payments on projects regarded as reasonably possible, i.e. on projects in the development phase.
(f)See Note D.18. to our consolidated financial statements, included at Item 18. of this annual report.
(g)See Note D.19.1. to our consolidated financial statements, included at Item 18. of this annual report. The table above does not include ongoing annual employer’s contributions to plan assets, estimated at €77 million for 2024.
We may have payments due to our current or former research and development partners under collaboration agreements.
These agreements typically cover multiple products, and give us the option to participate in development on a product-by-
product basis. When we exercise our option with respect to a product, we pay our collaboration partner a fee and receive intellectual property rights to the product in exchange. We are also generally required to fund some or all of the development costs for the products that we select, and to make payments to our partners when those products reach development milestones.
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
agreements included in the table above exclude projects still in the research phase (€14.4 billion in 2024, €16.8 billion in 2023)
and payments contingent upon the attainment of sales targets once a product is on the market (€15.2 billion in 2024, €17.9 billion in 2023).

92	SANOFI FORM 20-F 2024

PART I
ITEM 5. Operating and Financial Review and Prospects
C. Research and development, patents and licenses, etc.
Our research and development teams utilize our deep expertise to contribute to the growth of our business. As of December 31,
2024, we had 8,940 employees engaged in research and development activities. In the years ended December 31, 2022, 2023 and 2024 we spent €6,501 million, €6,507 million and €7,394 million, respectively, on research and development. For a discussion of our research and development activities, see “Item 4. Information on the Company — B. Business Overview” and section
“— A. Operating Results” above.
D. Trend information
For a discussion of trends, see “Item 4. Information on the Company — Business Overview” and sections “— A. Operating Results”
and “— Liquidity and Capital Resources” above.
E. Critical accounting estimates
For a discussion of our critical accounting estimates, see Note A.3 of our consolidated financial statements included in Item 18. of this annual report.

SANOFI FORM 20-F 2024	93

PART I
ITEM 6. Directors, Senior Management and Employees
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Since January 1, 2007, Sanofi has separated the offices of Chairman and Chief Executive Officer. Annual evaluations conducted since that date have indicated that this governance structure is appropriate to Sanofi’s current configuration. When the term of office of Serge Weinberg as Chairman ended and Frédéric Oudéa was appointed in May 2023, our Board of Directors decided to continue separating the offices of Chairman and Chief Executive Officer. The Board believes this governance structure is still appropriate to the current context in which Sanofi operates and its share ownership structure, as well as protecting the rights of all of its stakeholders.
The Chairman organizes and directs the work of the Board, and is responsible for ensuring the proper functioning of the corporate decision-making bodies in compliance with good governance principles. The Chairman coordinates the work of the
Board of Directors with that of its Committees. He ensures that the Company’s management bodies function properly, and in particular that the directors are able to fulfill their duties. The Chairman is accountable to the Shareholders’ General Meeting, which he chairs.
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
Finally, the Chairman reports to the Board on the fulfillment of his remit.
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
When such transactions, decisions or commitments give rise to installment payments to the contracting third party (or parties)
that are contingent upon future results or objectives, such as the registration of one or more products, attainment of the caps is calculated by aggregating the various payments due from the signing of the contract until (and including) the filing of the first application for marketing authorization in the United States or in Europe.

94	SANOFI FORM 20-F 2024

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
Composition of the Board of Directors
As of December 31, 2024, the Sanofi Board of Directors had 17 members, including 12 independent directors and two directors representing employees; 47% of our Board members were women (excluding directors representing employees, in accordance with Order no. 2024-934 of October 15, 2024 transposing into French law Directive (EU) 2022/2381 of the European Parliament
and of the Council of November 23, 2022 on improving the gender balance among directors of listed companies and related measures); and 41% were non-French nationals (including directors representing employees).
On January 1, 2025, Jean-Paul Kress joined the Sanofi Board of Directors, following the Board's decision to co-opt him as an independent director, replacing Gilles Schnepp, who resigned from office, effective December 31, 2024. In accordance with
French law, Mr. Kress’s appointment must be ratified by the shareholders at the Annual General Meeting of April 30, 2025, in
which case Mr. Kress will serve for the remainder of Gilles Schnepp’s term of office, i.e. until the close of the Annual General
Meeting held in 2026 to approve the financial statements for the accounts for the year ended December 31, 2025. Following this co-option, the proportion of women and of non-French nationals (including directors representing employees) remains unchanged. The table below gives further detail about the composition of our Board of Directors as of February 12, 2025.
Fabienne Lecorvaisier's term of office will end at the close of the Annual General Meeting of April 30, 2025 and will not be renewed. Once her term of office ends, the Board will be composed of 16 members.

SANOFI FORM 20-F 2024	95

PART I
ITEM 6. Directors, Senior Management and Employees

	As of February 12, 2025	Age	Nationality	Number of Sanofi shares held	Number of directorships in listed companies(a)	Date first appointed	End of current term of office (AGM)	Years of service on Board	Audit Committee	Appointments, Governance & CSR Committee	Compensation Committee	Strategy Committee	Scientific Committee
CHAIRMAN	Frédéric Oudéa	61		1,000	3	2023(b)	2027	2		ò		Í	ò
CHIEF EXECUTIVE OFFICER	Paul Hudson	57		136,628(c)	1	2019	2026	5				ò
NON-INDEPENDENT DIRECTORS	Christophe Babule	59		1,000	1	2019	2026	5	ò
	Barbara Lavernos	56		1,000	1	2021	2025	3		ò		ò
INDEPENDENT DIRECTORS	Clotilde Delbos	57		500	4	2024	2027	1	ò		ò
	Rachel Duan	54		1,000	4	2020	2028	4			ò
	Carole Ferrand	54		1,000	1	2022	2025	2	Í
	Lise Kingo	63		1,000	3	2020	2028	4		ò
	Jean-Paul Kress	59		1,000	1	2025(d)	2026	0				ò	ò
	Patrick Kron	71		1,000	3	2014	2026	10		Í(e)	Í	ò
	Fabienne Lecorvaisier	62		1,000	3	2013	2025	11	ò
	Anne-Françoise Nesmes	53		533	2	2024	2027	1	ò
	John Sundy	63		500	1	2024	2027	1					ò
	Emile Vœst	65		1,000	1	2022	2025	2					ò
	Antoine Yver	67		1,000	1	2022	2025	2				ò	Í
DIRECTORS REPRESENTING EMPLOYEES	Wolfgang Laux	57		See biography	1	2021	2025	3			ò
	Yann Tran	59		See biography	1	2021	2025	3
Í Chair  ò Member
(a)Includes all directorships held in listed companies. The office held within Sanofi is included.
(b)Frédéric Oudéa was initially appointed as a non-voting director by the Board on September 2, 2022, and then appointed as a director by the Annual
General Meeting on May 25, 2023.
(c)Includes shares that vested in May 2023 and May 2024 under the equity-based compensation plans of April 28, 2020 and April 30, 2021.
(d)Jean-Paul Kress was co-opted as a director by the Board of Directors meeting of December 19, 2024 with effect from January 1, 2025, to replace Gilles
Schnepp who resigned from office effective December 31, 2024.
(e)Patrick Kron was appointed as Chair of the Appointments, Governance & CSR Committee with effect from January 1, 2025 on an interim basis until the close of the 2025 AGM following Gilles Schnepp's registration as a director.

96	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
Director who held office during the year ended December 31, 2024

	Age	Nationality	Number of Sanofi shares held	Number of directorships in listed companies(a)	Date first appointed	End of term of office	Years of service on Board	Audit Committee	Appointments, Governance & CSR Committee	Compensation Committee	Strategy Committee	Scientific Committee
Gilles Schnepp(a)	66		1,000	3	2020	2024	4		Í		ò
(a)Gilles Schnepp resigned from his office as a director, effective December 31, 2024.
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
have resigned; his or her term of office shall end at the date of the next Shareholders’ Ordinary General Meeting.
Changes in the composition of the Board of Directors during 2023, 2024 and early 2025
The table below shows changes in the composition of the Board of Directors during 2023 and 2024, and in early 2025:

	Annual General Meeting of May 25, 2023	Annual General Meeting of April 30, 2024	Subsequent to Annual General Meeting of April 30, 2024
End of term of office	Serge Weinberg	Diane Souza Thomas Südhof	None
Renewal of term of office	None	Rachel Duan Lise Kingo	None
Proposed new appointments	Frédéric Oudéa	Clotilde Delbos Anne-Françoise Nesmes John Sundy	None
Co-opted	None	None	Jean-Paul Kress (a)
Other	None	None	Gilles Schnepp (b)
(a)Jean-Paul Kress was co-opted as a director by the Board of Directors meeting of December 19, 2024 with effect from January 1, 2025, to replace Gilles
Schnepp, who resigned from office effective December 31, 2024.
(b)Gilles Schnepp resigned from office as a director effective December 31, 2024.
Changes in Board membership to be submitted for shareholder approval at the Annual General
Meeting on April 30, 2025

Expiry of term of office	Fabienne Lecorvaisier
Proposed reappointments	See below
Proposed new appointments	See below
Ratification of co-option	Jean-Paul Kress
Other	None

SANOFI FORM 20-F 2024	97

PART I
ITEM 6. Directors, Senior Management and Employees
The terms of office of Carole Ferrand, Barbara Lavernos, Fabienne Lecorvaisier, Emile Voest and Antoine Yver will expire at the close of the Annual General Meeting to be held on April 30, 2025. The Appointments, Governance and CSR Committee held on
February 4, 2025 recommended the renewal of the mandates of Carole Ferrand, Barbara Lavernos, Emile Voest and Antoine
Yver. Proposed resolutions to be submitted for shareholder approval at the Annual General Meeting on April 30, 2025 will be approved by the Board of Directors on March 2025 and will be communicated in the notice of meeting of said Annual General
Meeting. To date, however, it is specified that:
•Fabienne Lecorvaisier's term of office cannot be renewed because she will have served as a director of Sanofi for 12 years and will therefore no longer be considered independent according to the AFEP-MEDEF Code; and
•the ratification of the co-option of Jean-Paul Kress will be proposed.
In addition, the terms of office of Wolfgang Laux and Yann Tran as directors representing employees will expire at the close of the
Annual General Meeting of April 30, 2025. Designation of directors representing employees will be made in accordance with
Article 11 of our Articles of Association.
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
Acting on proposals from the Chief Executive Officer and in liaison with the Appointments, Governance and CSR Committee, the
Board sets objectives for gender representation in Sanofi’s executive bodies, and more generally to apply that an inclusion (non-
discrimination) and diversity policy within the Company. That policy of diversity, fairness and inclusion is included in our Play to
Win strategy. As of December 31, 2024, 31% of our 13 Executive Committee members were women, and 61% were non-French nationals.
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
In assessing its composition, the Board takes account of the new challenges facing Sanofi and our corporate strategy, and determines whether the qualities and skills of serving directors are sufficient for the Board to deliver on its remit.
In recent years, the Board has adapted its composition by bringing additional scientific expertise onto the Board and maintaining the level of other key competencies, especially in finance and accounting.

98	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
The Board has completed an overview of the Board’s current competencies. The matrix below(a) shows a complete and balanced spread of the types of competencies required, both in general terms and by reference to our strategic ambitions (the matrix shows the number of directors possessing each of those competencies). The detailed information about individual Board members presented in “—Detailed information about Board members” below aligns with the competencies summarized in the matrix, including specific competencies in Sustainable Development and Digitalization/AI implementation, which were added to the matrix further to a recommendation made by the Appointments, Governance & CSR Committee on February 4, 2025.

	Scientific training	Healthcare/ pharmaceutical industry experience	Senior executive role in international group	Directorship in international group	International experience	Mergers & Acquisitions	Finance/ Accounting	Sustainable development	Digitalization/ IA implementation

Frédéric Oudéa			●	●	●	●	●	●	●
Paul Hudson		●	●		●	●		●	●
Christophe Babule			●		●	●	●	●	●
Clotilde Delbos			●	●	●	●	●	●
Rachel Duan		●	●	●	●	●	●
Carole Ferrand			●	●	●	●	●		●
Lise Kingo		●	●	●	●			●	●
Jean-Paul Kress	●	●	●	●	●	●
Patrick Kron			●	●	●	●
Wolfgang Laux	●	●			●	●
Barbara Lavernos			●		●			●	●
Fabienne Lecorvaisier			●	●	●	●	●	●
Anne-Françoise Nesmes		●	●	●	●	●	●	●
John Sundy	●	●		●	●			●	●
Yann Tran	●	●
Emile Vœst	●	●					●		●
Antoine Yver	●	●	●		●
% COMPETENCY SCORE	35%	59%	76%	59%	88%	65%	47%	53%	47%
(a)Matrix based on Board composition (including directors representing employees) as of February 12, 2025.
Director Training
In 2024, Board members received three training modules on artificial intelligence (AI), cybersecurity and CSR. Delivered by in-
house and/or external specialists (depending on the topic), those modules enabled participants to address more specifically the following key issues:
•AI: the concept of AI, Sanofi's strategy of embedding AI in its operations, and training plans for executives and other staff;
•Cybersecurity: cybersecurity issues and Sanofi's largest recent cyberattacks, Sanofi's cybersecurity organization and capabilities, and the role and responsibilities of the Sanofi Board of Directors with respect to cybersecurity matters; and
•CSR: the interaction of scientific issues and business issues, attitudes among stakeholders (regulators, civil society, investors)
with respect to sustainability issues, the role of corporations in sustainable transformation and long-term value creation, opportunities for the pharmaceutical industry, and the European Corporate Sustainability Reporting Directive (CSRD).
The formal evaluation of the Board identified the training needs of Board members (see “—Evaluation of the Board and its
Committees” below). On that basis, a training plan for 2025 was agreed upon by the Board of Directors on February 12, 2025.
That training plan will include a training on key principles in Immunology, EU regulatory framework, equitable access to care, and
AI.
Independence of Board Members
Under the terms of the AFEP-MEDEF Code, a director is independent when he or she has no relationship of any kind whatsoever with the Company, its group or its senior management that may color his or her judgment. More specifically, a director can only be regarded as independent if he or she:

SANOFI FORM 20-F 2024	99

PART I
ITEM 6. Directors, Senior Management and Employees
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
In accordance with our Board Charter and pursuant to the AFEP-MEDEF Code, the Board of Directors’ meeting of
February 12, 2025 discussed the independence of the current directors. Of the 17 directors in office on that date, 12 were deemed to be independent directors by reference to the independence criteria used by the Board of Directors pursuant to the AFEP-
MEDEF Code: Frédéric Oudéa, Clotilde Delbos, Rachel Duan, Carole Ferrand, Lise Kingo, Jean-Paul Kress, Patrick Kron, Fabienne
Lecorvaisier, Anne-Françoise Nesmes, John Sundy, Emile Voest and Antoine Yver.
In accordance with the rules described above, Paul Hudson (who is an executive director of Sanofi), and Barbara Lavernos and
Christophe Babule (who were appointed on the recommendation of L’Oréal, a major shareholder of Sanofi), are not deemed independent.
Consequently, the proportion of independent directors is 80%. This complies with the AFEP-MEDEF recommendation of at least 50% in companies with dispersed ownership and no controlling shareholder (which is the case for Sanofi). In accordance with the recommendations of the AFEP-MEDEF Code, directors representing employees are excluded when calculating the proportion of independent directors.

	Frédéric Oudéa	Paul Hudson	Christophe Babule(a)	Clotilde Delbos	Rachel Duan	Carole Ferrand	Lise Kingo	Jean-Paul Kress	Patrick Kron	Barbara Lavernos	Fabienne Lecorvaisier	Anne-Françoise Nesmes	John Sundy	Emile Voest	Antoine Yver
Criterion 1: employee/executive officer in past 5 years	●	X	●	●	●	●	●	●	●	●	●	●	●	●	●
Criterion 2: cross-directorships	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Criterion 3: significant business relationship	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Criterion 4: close family ties	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Criterion 5: auditor	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Criterion 6: held office for > 12 years	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Criterion 7: non-executive director in receipt of variable or performance-linked compensation	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Criterion 8: significant shareholder	●	●	X	●	●	●	●	●	●	X	●	●	●	●	●
Deemed independent	YES	NO	NO	YES	YES	YES	YES	YES	YES	NO	YES	YES	YES	YES	YES
●Independence criterion met  X  Independence criterion not met
(a)This table only refers to independence as defined under the AFEP-MEDEF Code. However, Christophe Babule is independent for the purposes of the
NASDAQ Listing Rules and Rule 10A-3 under the Exchange Act.

100	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
Failure to fulfil one of the criteria does not automatically disqualify a director from being independent.
In assessing the criterion related to significant business relationships (criterion 3), the Board of Directors took into account the various relationships between directors and Sanofi and concluded that there was no relationship of a kind that might undermine their independence. The Board of Directors noted that the Company and its subsidiaries had, in the normal course of business, over the past three years, sold products and provided services to, and/or purchased products and received services from, companies in which certain of the Company's directors, who are classified as independent (or their close family members) were senior executives or employees during 2024. In each case, the amounts paid to or received from such companies over the past three years were determined on an arm's length basis and not at amounts that the Board regarded as undermining the independence of the directors in question.
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
candidate to the Board, the Committee obtains assurance as to their availability, in particular as regards any other executive posts or offices the candidate may hold.
Overview of selection process for Board members

	Definition of profile and skillset	Pre-selection	Selection	Appointment

Independent directors	Appointments, Governance & CSR Committee defines the profile and skillset	Appointments, Governance & CSR Committee pre-selects three potential candidates from a long- list suggested by an external consultant	Some or all Committee members interviews two or three short-listed candidates	Appointments, Governance & CSR Committee recommends a candidate, and explains the reasons for its recommendation

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
To fulfill its remit, the Appointments, Governance and CSR Committee:
•provides the Board with progress reports, in particular at executive sessions;
•co-ordinates with the Compensation Committee. In that regard, having a director that sits on both Committees is a great advantage;

SANOFI FORM 20-F 2024	101

PART I
ITEM 6. Directors, Senior Management and Employees
•works closely with the Chief Executive Officer to (i) ensure the succession plan is consistent with the Company’s own practices and market practices, (ii) ensure high-potential internal prospects receive appropriate support and training, and (iii) check there is adequate monitoring of key posts likely to fall vacant;
•meets  key executives on an ad hoc basis; and
•involves the Chairman and the Chief Executive Officer insofar as each has a key role in planning for his own successor, though without them directing the process.
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
Since 2023 the evaluation procedure has included one-on-one interviews with each director (including the Chief Executive
Officer), intended to measure the contribution of each director to the work of the Board and its committees and to record any suggestions they may have.
In practice, even in years when the three-yearly formal evaluation procedure (assisted by an independent consultant) is not conducted, an annual internal evaluation is conducted using a detailed questionnaire sent to directors by the Secretary to the
Board, and covering the composition and the operation of the Board and its committees. The responses (which are confidential)
are analyzed by the Secretary to the Board. The results are then presented and discussed at a meeting of the Appointments,
Governance and CSR Committee; a detailed report prepared for that meeting is then submitted to a Board meeting at the start of the following year.
In 2024, a formal evaluation was conducted under the direction of the Appointments, Governance and CSR Committee with the assistance of an independent consultant.
Evaluation of the Board and its Committees in 2023 - Internal evaluation
In 2023, the evaluation was conducted internally via a detailed questionnaire (as described above). Actions taken to address areas of progress and vigilance identified during that evaluation are shown below:

Areas of progress and vigilance identified in 2023 evaluation	Actions implemented in 2024
Even closer monitoring of R&D governance and drug pipeline development following installation of new management team in the fall of 2023.
In 2024, Sanofi held its first “R&D Pipeline Review Week” which all members of the Scientific Committee were able to attend, giving them an opportunity for in-depth scrutiny of the strategy for key therapeutic areas. The Executive Vice
President, Head of R&D gave members of the Scientific Commitee a presentation about progress on delivery of the strategy during one of the strategy seminars.

More in-depth analysis of acquisitions strategy, in line with the R&D strategy and the broader Play to Win strategy.
The 2024 M&A and business development roadmap, including leadtimes and costs associated with projects under review, was presented to Board members, giving them a broader overview of the acquisitions strategy and how it dovetails with the R&D strategy.

Sharper focus on digital strategy and artificial intelligence.
In parallel with dedicated artificial intelligence training, Board members were given a presentation on the AI strategy and the use of IT systems. This gave them insights into how IT projects align with the digital strategy, especially in
R&D and the Manufacturing & Supply organization.

Closer monitoring of all transformation projects such as those relating to manufacturing operations, changes in the Opella business, and cost control plans.
Board members were able to scrutinize ongoing transformation and governance programs (organizational change in R&D and Manufacturing &
Supply, commercial support for pre-launch and launch phases) and cost efficiency programs.

More time to be allocated to human resources, especially talent management and succession planning.
Board members had the opportunity to address issues around the corporate culture (employee satisfaction survey, promotion of Sanofi values) and talent management. These included a presentation on succession planning for critical roles, with a particular focus on R&D.

102	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
Evaluation of the Board and its Committees in 2024 - Internal evaluation with assistance from an independent consultant
In 2024 there was a formal evaluation under the direction of the Appointments, Governance and CSR Committee, with assistance from an independent consultancy firm.
The evaluation, which took several weeks, was conducted as follows:
•issuance of a questionnaire to all directors, the main topics addressed being: alignment of the composition of the Board with
Sanofi's requirements; quality of documentation and presentations; working practices; usefulness of resources provided to the
Board and its committees; compliance of corporate governance with best practice; quality of debates and freedom of expression; composition and remit of committees; relations between the Board and the Executive Committee, shareholders and stakeholders; directors' expectations; personal contributions, including by the Chairman competencies and effective participation in debate;
•review of responses received from the directors; and
•individual interviews conducted by the selected consultant.
In addition, all along 2024, the Chairman of the Board conducted discussions with each director intended to measure their contribution to the work of the Board and its committees and to record any suggestions they may have.
The results of the 2024 evaluation were presented and discussed at a meeting of the Appointments, Governance and CSR
Committee on February 4, 2025, and the detail report finalized at that meeting was presented to the Sanofi Board of Directors on
February 12, 2025.
Overall, the board members considered that the functioning of the board improved in 2024 and that the board has been able to conduct a robust decision-making process on key strategic projects, while having more open and collegial interactions. The board demonstrated an increased capacity to work together and sustain a very dense agenda over the last months. The structure of the agendas and the time allocation to each topic are considered as adequate. The development of the board as a team has been enhanced by the visit to China.
The composition and the size of the board are considered as appropriate with the right level of diversity of all kinds, especially with regards to nationalities, gender and expertise. The recent changes contributed to increase the expertise in the pharma sector, in particular in the areas of therapeutic focus of the company. In terms of evolution of the board’s composition, strengthening skills in that domain and in the digital transformation could be considered in the coming years.
The chairman onboarding process was considered satisfactory in the first year in the role with a rapid ramp-up on the core topics of the company.
The articulation between the committees and the board and between the committees themselves is key in particular regarding the cross-fertilization between the scientific and strategic committees. Progress has been made regarding the process of validating acquisition opportunities.
The areas of progress identified for 2025 are as follows:
•Continued reinforcement of the supervision of the transformation of R&D, including AI usage;
•Supervision of the capital allocation and the Business Development / M&A progresses;
•Review of the US activities;
•Strategy in China;
•In depth review of succession plans and talent management;
•Enhancement of the training program for board members with at least three sessions planned to address the US market and its evolution, the key principles in Immunology and the equitable access to care.
Detailed information about Board members
The following pages provide key information about each director individually:
•directorships and appointments held during 2024 (directorships in listed companies are indicated by an asterisk, and each director’s principal position is indicated in bold);
•other directorships held during the last five years; and
•training and professional experience.

SANOFI FORM 20-F 2024	103

PART I
ITEM 6. Directors, Senior Management and Employees

Frédéric Oudéa
Date of birth: July 3, 1963 (aged 61)
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
•Director of Sienna Investment managers SA since December 11, 2023
•Member of the Supervisory Board of Sonic Topco, simplified joint stock company (société par actions simplifiée) - since February 1, 2024

Chairman of Foundation S	In foreign companies
•Member of the Supervisory Board of Umicore* (Belgium)

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
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
1987-1995
Various positions within the French Civil Service (General Inspectorate of Finance Service, Ministry of the Economy and
Finance, Ministry of the Budget and Office of the Minister of Budget and Communication)

* Listed company.

104	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees

Paul Hudson
Date of birth: October 14, 1967 (aged 57)
Nationality: British
First appointed: September 2019
Last reappointment: May 2022
Term expires: 2026
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 136,628

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Chief Executive Officer	In French companies
•Director •Member of the Strategy Committee	•None
In foreign companies
•None

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•None
In foreign companies
•None

Education and professional experience
•Degree in economics from Manchester Metropolitan University, UK
•Diploma in marketing from the Chartered Institute of Marketing, UK
•Honorary Doctorate in Business Administration, Manchester Metropolitan University, UK
Since September 1, 2019	Chief Executive Officer of Sanofi*
2016-2019	CEO of Novartis Pharmaceuticals*, member of Executive Committee
2006-2016
Various operational and managerial positions at AstraZeneca* (including President, AstraZeneca US; Executive Vice President,
North America; Representative Director & President, AstraZeneca KK, Japan; President of AstraZeneca Spain; and Vice-
President and head of Primary Care United Kingdom)

Before 2006
Various operational and managerial positions at Schering-Plough, including Head of Global Marketing for biologicals.
Various sales and marketing positions at GlaxoSmithKline* UK and Sanofi-Synthélabo UK

* Listed company.

SANOFI FORM 20-F 2024	105

PART I
ITEM 6. Directors, Senior Management and Employees

Christophe Babule
Date of birth: September 20, 1965 (aged 59)
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
Since 1988
Various positions within the L’Oréal* Group, including as Director of Administration & Finance for China, then Mexico; Director of Internal Audit; and Director of Administration & Finance for the Asia Pacific Zone

* Listed company.

106	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees

Clotilde Delbos
Date of birth: September 30, 1967 (aged 57)
Nationality: French
First appointed: April 2024
Term expires: 2027
Business adress: Sanofi - 46, avenue de la Grande Armée - 75017 Paris - France.
Number of shares held: 500

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Independent director	In French companies
•Member of the Audit Committee •Member of the Compensation Committee	•Director of AXA * •Director of Alstom * (Chairwoman of the Audit and Risks Committee) •Directeur of Schneider Electric * •Co-gérant of Hactif Patrimoine •President of Hactif Advisory
In foreign companies
•None

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•President of Mobilize Invest •President of RCI Banque SA •President of Renault Venture Capital •President of Renault Mobility as an Industry
In foreign companies

•Director of Renault Espana
•Member of the Management Board of Alliance Rostec Auto BV
•Member of the Management Board of Renault Nissan BV
•Member of the Supervisory Board of Alliance Ventures BV
•President of Renault Nissan BV

Education and professional experience
•MBA EM Lyon in Finance and Accounting
2012 - 2022
Various positions at Renault Group * including Group Chief Financial Officer,  Chairwoman of the Board of Directors of RCI
Banque, Interim Chief Executive Officer of Renault SA, Deputy Chief Executive Officer of the Renault group and Chief
Executive Officer of Mobilize.

Before 2012	Various positions in Internal Audit, Mergers & Acquisitions and Treasury, including at PricewaterhouseCoopers and Pechiney.
* Listed company.

SANOFI FORM 20-F 2024	107

PART I
ITEM 6. Directors, Senior Management and Employees

Rachel Duan
Date of birth: July 25, 1970 (aged 54)
Nationality: Chinese
First appointed: April 2020
Last reappointment: April 2024
Term expires: 2028
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 1,000

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Independent director	In French companies
•Member of the Compensation Committee	•Director of Kering *
In foreign companies
•Director of HSBC*
•Director of Adecco Group*

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•Director of AXA*
In foreign companies
•None

Education and professional experience
•MBA, University of Wisconsin-Madison (United States)
•Bachelor’s degree in Economics and International Trade, Shanghai International Studies University (China)
Since March 2024	Independent Director, Kering*
Since September 2021	Independent Director, HSBC*
Since April 2020	Independent Director, Adecco Group*
2018-2024	Independent Director, AXA*
1996-2020	Senior Vice President of General Electric* (United States) and President & CEO of GE Global Markets (China)
* Listed company.

108	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees

Carole Ferrand
Date of birth: April 2, 1970 (aged 54)
Nationality: French
First appointed: May 2022
Term expires: 2025
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 1,000

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Independent director	In French companies
•Chairwoman of the Audit Committee	•Honorary President and Director of Terra Nova (non-profit association) •Director and member of the Commitments Committee of France Télévisions
In foreign companies
•None

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•Director and Chair of the Audit Committee of Fnac Darty* •Member of the Executive Committee of June 21 SAS •President of Capgemini Ventures SAS
In foreign companies

•Director of June 21 SAS
•Substitute of Alain de Marcellus, Capgemini Brasil SA (Brazil)
•Director of Capgemini Solutions Canada Inc.
•Director of Capgemini UK plc
•Director of CGS Holdings Ltd (United Kingdom)
•Director of Capgemini Espana SL (Spain)
•Director of Altran Innovacion SLU (Spain)

Education and professional experience
•HEC School of Management, Master's degree
2024	Head of Strategy and Development of Motier Holding
2018 - 2023	Chief Financial Officer of Capgemini*
2013-2018	Financing Operations Director of Groupe Artémis
2011-2012	Chief Financial Officer of EuropaCorp
2000-2011	Chief Financial Officer and General Counsel of Sony France
1992-2000	Audit and Transaction Services at PricewaterhouseCoopers (PwC)
* Listed company.

SANOFI FORM 20-F 2024	109

PART I
ITEM 6. Directors, Senior Management and Employees

Lise Kingo
Date of birth: August 3, 1961 (aged 63)
Nationality: Danish
First appointed: April 2020
Last reappointment: April 2024
Term expires: 2028
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 1,000

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Independent director	In French companies
•Member of the Appointments, Governance & CSR Committee	•Director of Danone*
In foreign companies
•Member of the Supervisory Board of Covestro AG* (Germany) •Director of Allianz Trade

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•None
In foreign companies
•Independent Director, Aker Horizons ASA* (Norway) •Member of the Advisory Panel for Humanitarian and Development Aid Coordination, Novo Nordisk Foundation (Denmark)

Education and professional experience
•Master’s degree in Responsibility & Business, University of Bath (United Kingdom)
•Bachelor’s degree in Marketing and Economics, Copenhagen Business School (Denmark)
•Bachelor’s degree in Religions and Ancient Greek Art, University of Aarhus (Denmark)
•Director Certification, INSEAD (France)
Since 2022	Independent director of Danone*
Since 2021	Independent director of Covestro AG* (Germany)
2021-2023	Independent Director, Aker Horizons ASA* (Norway)
2015-2020	CEO & Executive Director of United Nations Global Compact (US)
2002-2014	Executive Vice President Corporate Relations & Chief of Staff at Novo Nordisk A/S (Denmark)
1999-2002	Senior Vice President, Stakeholder Relations at Novo Holding (Denmark)
1988-1999	Director, Environmental Affairs of Novozymes (Denmark)
* Listed company.

110	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees

Jean-Paul Kress
Date of birth: August 1, 1965 (aged 59)
Nationality: French
First appointed (co-option): January 1, 2025
Term expires: 2026
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 2,000 American Depositary Receipts, equivalent to 1,000 shares and 51.5635 FCPE shares

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Independent director	In French companies
•Member of the Strategy Committee •Member of the Scientific Committee	•Chairman of the Board of Directors of EnnoDC
In foreign companies
•None

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•Chairman of the Board of Directors of ERYTECH Pharma*
In foreign companies
•None

Education and professional experience
•M.D. from Faculté Necker-Enfants Malades in Paris and Master of Sciences in molecular and cellular pharmacology from Ecole normale supérieure (Ulm) in Paris
2019-2024	CEO of MorphoSys* (acquired by Novartis)
2019-2023	Chairman of the Board of Directors of ERYTECH Pharma*
2018	Chairman and CEO of Syntimmune (acquired by Alexion)
2017-2018	Executive Vice President, International President and Head of Global Therapeutic Operations of Biogen
2015-2017	Member of the Board of Directors of Sarepta Therapeutics
2015-2017	Senior Vice President, Head of North America at Sanofi Genzyme
2011-2015	Chairman and CEO at Sanofi Pasteur MSD
2006-2011	Several positions at Gilead Sciences: •Vice-President and General Manager France •Vice-President, US Sales and marketing, Antiviral Business Unit
1997-2006	General Manager, Denmark / Various US and EU Roles in Marketing, Commercial Operations & Business Development at Abbott
1993-1996	Product Manager at Eli Lilly
* Listed company.

SANOFI FORM 20-F 2024	111

PART I
ITEM 6. Directors, Senior Management and Employees

Patrick Kron
Date of birth: September 26, 1953 (aged 71)
Nationality: French
First appointed: May 2014
Last reappointment: May 2022
Term expires: 2026
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 1,000

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Independent director	In French companies
•Chairman of the Compensation Committee •Chairman of the Appointments, Governance and CSR Committee •Member of the Strategy Committee	•Chairman of Imerys* •Chairman of PKC&I SAS: –Permanent representative of PKC&I on the Supervisory Board of Segula Technologies
In foreign companies
•Director of Viohalco* (Belgium)

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•Interim Chief Executive Officer of Imerys* •Chairman of Truffle Capital SAS
In foreign companies
•ElvalHalcor* (Greece)
•Director of Holcim* (Switzerland)

Education and professional experience
•Degree from École Polytechnique and École Nationale Supérieure des Mines de Paris
Since 2019	Chairman of Imerys* (and Interim Chief Executive Officer from October 2019 to February 2020)
Since 2016	Chairman of PKC&I SAS
2016-2024	Chairman of Truffle Capital SAS
2003-2016	Chief Executive Officer, then Chairman and Chief Executive Officer of Alstom*
1998-2002	Chairman of the Managing Board of Imerys
1995-1997	Manager of the Food and Health Care Packaging Sector at Pechiney, and Chief Operating Officer of American National Can Company in Chicago (United States)
1993-1997	Chairman and Chief Executive Officer of Carbone Lorraine
1993	Member of the Executive Committee of the Pechiney Group
1988-1993	Various senior operational and financial positions within the Pechiney Group
1984-1988	Operational responsibilities in one of the Pechiney Group’s biggest factories in Greece, then manager of the Greek subsidiary of Pechiney
1979-1984
Various positions at the French Ministry of Industry, including as project officer at the Direction régionale de l’Industrie, de la Recherche et de l’Environnement (DRIRE) and in the Ministry’s general directorate

* Listed company.

112	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees

Wolfgang Laux
Date of birth: January 24, 1968 (aged 57)
Nationality: German
First appointed: April 2021
Term expires: 2025
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 2,647 FCPE units and 1,558 performance shares

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
•European Board Diploma by ecoDa

Since 2006	Industrialization Coordinator at Sanofi Chimie and Sanofi Winthrop Industries, Croix-de-Berny and Gentilly (France)
Since 2014	Staff representative on the CFE-CGC ticket
2016-2021	Union delegate
2014-2021	Member of the Works Council, Sanofi Chimie headquarters
2016-2019	Member of the Committee on health, safety and working conditions (CHSCT)
2000-2006	Senior scientist in Process Development at the Frankfurt site of Höchst AG
* Listed company.

SANOFI FORM 20-F 2024	113

PART I
ITEM 6. Directors, Senior Management and Employees

Barbara Lavernos
Date of birth: April 22, 1968 (aged 56)
Nationality: French
First appointed: April 2021
Term expires: 2025
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 1,000

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Director	In French companies
•Member of the Appointments, Governance and CSR Committee	•Vice-Chair of the L'Oréal Climate Emergency Fund
•Member of the Strategy Committee	In foreign companies
•None

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•Director of Bpifrance Investment and Bpifrance Participations
In foreign companies
L'Oréal Group*:
•Board member of Lactobio A/S (Denmark)
•Board member of Bak Skincare ApS (Denmark)

Education and professional experience
•Graduate of the HEI chemical engineering school at Lille, France
Since May 2021	Deputy CEO of L'Oréal* in charge of Research, Innovation and Technology
February 2021- May 2021	President Research, Innovation and Technologies at L’Oréal*– Member of the Executive Committee at L’Oréal*
2018-2021	Chief Technology and Operations Officer at L’Oréal* – Member of the Executive Committee
2014-2018	Executive Vice-President Operations at L’Oréal* – Member of the Executive Committee
2011-2014	Managing Director of Travel Retail at L'Oréal*
2004-2011	Global Chief Procurement Officer at L'Oréal*
* Listed company.

114	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees

Fabienne Lecorvaisier
Date of birth: August 27, 1962 (aged 62)
Nationality: French
First appointed: May 2013
Last reappointment: April 2021
Term expires: 2025
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 1,000

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Independent director	In French companies
•Member of the Audit Committee	•Director of Safran * (Member of the Audit and Risk Committee)
•Member of the Supervisory Board of Wendel * (Member of the Audit, Risk and Compliance Committee and member of the Governance and Sustainability Committee)
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
In foreign companies
Air Liquide Group*: •Chairwoman of Air Liquide US LLC •Executive Vice President of Air Liquide International Corporation
•Director of American Air Liquide Holdings, Inc.

Education and professional experience
•Civil engineer, graduate of École Nationale des Ponts et Chaussées
2021- May 2023	Executive Vice President in charge of Sustainable Development, Public and International Affairs, Social Programs and General Secretariat of Air Liquide*
July 2017-July 2021	Executive Vice President of Air Liquide*
2008-2023	Executive Committee member of Air Liquide*
2008-2021	Chief Financial Officer of Air Liquide*
1993-2008	Various positions within Essilor* including Group Chief Financial Officer (2001-2007) and Chief Strategy and Acquisitions Officer (2007-2008)
1990-1993	Assistant General Manager of Banque du Louvre, Taittinger Group
1989-1990	Senior Banking Executive in charge of the LBO Department (Paris)/Corporate Finance Department (Paris and London) at Barclays
1985-1989	Member of the Corporate Finance Department, then Mergers and Acquisitions Department of Société Générale*
* Listed company.

SANOFI FORM 20-F 2024	115

PART I
ITEM 6. Directors, Senior Management and Employees

Anne-Françoise Nesmes
Date of birth: May 16, 1971 (aged 53)
Nationality: British and French
First appointed: April 2024
Term expires: 2027
Business address : Sanofi - 46, avenue de la Grande Armée - 75017 Paris - France
Number of shares held: 533

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Independent Director	In French companies
•Member of the Audit Committee	•None
In foreign companies
Director of Compass Group PLC (UK) * (Chairwoman of the Audit Committee and member of the Corporate Responsibility Committee, Nomination Committee and Remuneration Committee)

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•None
In foreign companies
•Chief Financial Officer of Smith + Nephew PLC *

Education and professional experience
•Master's degree from Grenoble Business School and a Master's degree in Business Administration from Henley Business School •Chartered Management Accountant
2020-2024	Chief Financial Officer of Smith + Nephew PLC
2016-2020	Chief Financial Officer of Merlin Entertainments PLC
2013-2016	Chief Financial Officer of Dechra Pharmaceuticals PLC
1997-2013	Various finance positions at GlaxoSmithKline PLC * including Senior Vice President of Finance for global vaccines
* Listed company.

116	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees

John Sundy
Date of birth: October 7, 1961 (aged 63)
Nationality: American
First appointed: April 2024
Term expires: 2027
Business address: Sanofi - 46, avenue de la Grande Armée - 75017 Paris - France
Number of shares held: 1,000 American Depositary Receipts, equivalent to 500 shares

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Independent director	In French companies
•Member of the Scientific Committee	•None
In foreign companies
•Director of Neutrolis Inc •Director of the Childhood Arthritis and Rheumatology Research Alliance (CARRA)
Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•None
In foreign companies
•None

Education and professional experience
•B. S. in biology from Bucknell University •M.D. from Hahnemann University •Ph. D in immunology from Hahnemann University •Clinical training in rheumatology and allergy/immunology at Duke
Since 2022	Chief Medical Officer and Head of Research and Development at Seismic Therapeutic
2020-2021	Chief Medical Officer at Pandion Therapeutics
2014-2020	Several management positions including Senior Vice President at Gilead Sciences
2006-2014	Adjunct Professor of Medicine in the Division of Rheumatology and Immunology at Duke University School of Medicine
* Listed company.

SANOFI FORM 20-F 2024	117

PART I
ITEM 6. Directors, Senior Management and Employees

Yann Tran
Date of birth: December 5, 1965 (aged 59)
Nationality: French
First appointed: May 2021
Term expires: 2025
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 1,546 FCPE units

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Director representing employees	In French companies
•None
In foreign companies
•None

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•Coordinator for Industrial Europe on the Sanofi European Works Council	In French companies
•None
In foreign companies
•None

Education and professional experience
•IFA Company Director Certificate from Sciences Po (2022)
•DEA in Biochemistry: Integrative Protein Biology from the University of Paris VII (France)
•Master's degree in Biochemical and Biological Engineering Sciences and Techniques from the University of Paris XII (France)
Since 2010	Head of Labor Relations, France at Sanofi
2021	Coordinator for IndustriALL Europe on the Sanofi European Works Council
2014-2021	Federation delegate for the Pharmaceuticals industry, in charge of negotiating and monitoring of industry agreements and national collective agreements
2014-2021	FCE-CFDT federation delegate for social welfare
2010-2021	Trade union leader in labor relations in the Sanofi Group
2010-2014	Member of the Supervisory Board of Sanofi employee savings plans (PEG and PERCO) and member of the Sanofi Group Committee
2006-2010	Bioinformatics researcher at Sanofi R&D
1995-2006	Researcher in molecular biology at Sanofi and Aventis
* Listed company.

118	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees

Emile Voest
Date of birth: August 20, 1959 (aged 65)
Nationality: Dutch
First appointed: May 2022
Term expires: 2025
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 1,000

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Independent director	In French companies
•Member of the Scientific Committee	•None
In foreign companies
•Board Member of the Center for Personalized Cancer Treatment •Member of the Supervisory Board of the Hartwig Medical Foundation

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•None
In foreign companies
•Chairman of the Board of Cancer Core Europe

Education and professional experience
•Ph.D. in Medicine, cum laude, University of Utrecht
Since 2021	Founder of Mosaic Therapeutics and Strategic Advisor
Since 2019	Senior Group Leader of the Oncode Institute
Since 2015	Founder and Member of Supervisory Board of the Hartwig Medical Foundation
2016-2023	Director of Cancer Core Europe
2015-2020	ESMO (European Society for Medical Oncology) •Chair of the Publications Committee (2016-2020) •Member of the Executive Board (2015-2020)
Since 2014	The Netherlands Cancer Institute •Medical Oncologist (since 2014) •Executive Medical Director (2014-2020) and senior group leader
2013-2016	Co-founder and Non-Executive Medical Director of Hubrecht Organoid Technology
Since 2010	Co-founder and Member of the Executive Board of the Center for Personalized Cancer Treatment (CPCT)
Since 1999	Professor of Medical Oncology at UMC Utrecht
* Listed company.

SANOFI FORM 20-F 2024	119

PART I
ITEM 6. Directors, Senior Management and Employees

Antoine Yver
Date of birth: January 31, 1958 (aged 67)
Nationality: American, French, Swiss
First appointed: May 2022
Term expires: 2025
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 2,000 American Depositary Receipts, equivalent to 1,000 shares

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Independent director	In French companies
•Chairman of the Scientific Committee •Member of the Strategy Committee	•Director of Allspim, Paris
In foreign companies
•Director of D3Biologics, Shanghai (PRC) •Director of Stipple Therapeutics (USA) •Chair of One Carbon Therapeutics, Stockholm (Sweden)

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•None
In foreign companies
•Director of Spotlight Therapeutics *

Education and professional experience
•Doctor of Medicine and Pediatrics, University of Paris-Sud 11
Since 2024	Pediatrician
Current	Advisor of Centessa, TOAD, Soley Therapeutics, Lilly Asia Ventures, Duality biologics, AptarGroup
2021-2024	Chairman of Development of Centessa Pharmaceuticals
2016-2021	EVP Global Head Oncology R&D at Daiichi Sankyo, Inc.
2009-2016
AstraZeneca*
•SVP Head Oncology Global Medicines Development & Lead China GMD (2013-2016)
•VP Head Oncology Global Medicines Development & Lead China GMD (2012-2013)
•VP Clinical Oncology & New Opportunities (2011-2012)
•VP Clinical Oncology & Infection (2009-2011)

2006-2009	Executive Director in Oncology at the Schering-Plough Research Institute
2005-2006	Senior Director Oncology at Johnson & Johnson*
1990-2005	Senior Director Clinical Research at Aventis
1981-1990	Medical doctor at the Assistance Publique des Hôpitaux de Paris
* Listed company.

120	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
Attendance Rates of Board members

Director	Attendance rate at Board meetings	Attendance rate at Committee meetings
Frédéric Oudéa	100%	94%
Paul Hudson	100%	100%
Christophe Babule	100%	93%
Clotilde Delbos(a)(b)	100%	100%
Rachel Duan	92%	100%
Carole Ferrand	100%	100%
Lise Kingo	100%	100%
Patrick Kron	100%	100%
Wolfgang Laux	100%	100%
Barbara Lavernos	100%	84%
Fabienne Lecorvaisier	100%	100%
Anne-Françoise Nesmes(a)(c)	100%	100%
Gilles Schnepp(d)	75%	93%
Diane Souza(e)	100%	100%
Thomas Südhof(e)	100%	100%
John Sundy(a)(f)	100%	88%
Yann Tran	100%	100%
Emile Voest	100%	100%
Antoine Yver (g)	100%	100%

Average attendance rate at Board meetings	Average attendance rate at Committee meetings
98%	97%
(a)Clotilde Delbos, Anne-Françoise Nesmes and John Sundy joined the Board during 2024.
(b)Clotilde Delbos joined the Audit Committee and Compensation Committee in April 2024, and attended the four and two meetings, respectively, held subsequent to her appointment.
(c)Anne-Françoise Nesmes joined the Audit Committee in April 2024, and attended the four meetings held subsequent to her appointment.
(d)Gilles Schnepp left the Board on December 31, 2024. He did not take part to the Board meetings dedicated to the Opella separation.
(e)Diane Souza and Thomas Südhof left the Board during 2024.
(f)John Sundy joined the Scientific Committee in April 2024, and attended three meetings out of four held subsequent to his appointment.
(g)Antoine Yver joined the Strategy Committee in April 2024, and attended the three meetings held subsequent to his appointment.
Directors who were absent from some meetings provided clear and substantiated explanations for their absence, which related mainly to personal matters or to unscheduled meetings called at short notice (especially where sudden developments on an ongoing project necessitated a Board meeting).
Declarations by Board members (including convictions and conflicts of interest)
As of December 31, 2024, no corporate officer has been the subject of any conviction or court order, or been associated with any bankruptcy or winding-up order. As of this day, there is no potential conflict of interest between any corporate officer and Sanofi.
As of December 31, 2024, the members of our Board of Directors collectively held (directly, or via the employee share ownership fund associated with the Group savings scheme) 155,251 of our shares, representing 0.012% of our share capital.
Service agreements entered into with Board members
Except as otherwise described below, there are no existing service agreements or arrangements between the Company or any of its subsidiaries, and any Board member or corporate officer providing for benefits upon termination of employment.
Executive Committee
The Executive Committee is chaired by the Chief Executive Officer.
Three new members joined the Executive Committee in 2024: François Roger (Executive Vice President, Chief Financial Officer),
Audrey Duval (Executive Vice President, Corporate Affairs), and Brian Foard (Executive Vice President, Specialty Care).
As of February 13, 2025, the Executive Committee had 13 members, four of whom are women. In accordance with our Board
Charter, the Board of Directors – in liaison with the Compensation Committee and the Appointments, Governance and CSR
Committee, and on a proposal from the Chief Executive Officer – has established a policy on gender representation within
Sanofi's executive bodies. A key objective of this policy is to support the creation of a talent pool of both women and men who can potentially join the Executive Committee in future.

SANOFI FORM 20-F 2024	121

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
Paul holds a degree in economics from Manchester Metropolitan University in the UK and in 2018, his alma mater awarded him an honorary Doctor of Business Administration for his achievements in industry. He also holds a diploma in marketing from the
Chartered Institute of Marketing, also in the UK.
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
Natalie has a strong track record of transforming organizations, with a strong focus on inclusion and diversity. She was awarded
“HR Diversity Champion of the Year” at the European Diversity Awards in November 2019. Natalie is also Board member of the
Kronos Workforce Institute, a reflection of her deep interest in understanding and shaping the future of work. Natalie is a Board
Advisor to the Coalition for Epidemic Preparedness Innovation (CEPI).
Natalie holds a degree in French and International Politics from the University of Warwick in the UK.
Natalie Bickford is a citizen of the United Kingdom.

122	SANOFI FORM 20-F 2024

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
Audrey Duval
Executive Vice President, Corporate Affairs
Date of birth: December 6, 1977.
Audrey Duval joined Sanofi in September 2022, as President, Sanofi France.
Audrey began her career in public hospitals in Paris and went on to work as a Researcher at the Pasteur Research Center of Hong
Kong University and then as a Scientific Expert at Salusmed, based in Hong Kong. She later returned to France to join Pfizer, working in medical affairs in the areas of Endocrinology, Transplant and Rheumatology. and continues to retain that role, supporting and coordinating Sanofi’s representation to its various external stakeholders in France. Prior to joining Sanofi, Audrey worked for Novartis, where she served as Business Franchise Head for Ophthalmology and then Country President for the company’s operations in Ireland.
Audrey holds a Medical Doctorate from the Paris Faculty of Medicine Cochin, and a Bachelor of Science in Medical Biology.
Audrey Duval is a citizen of France.
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
global prescription business unit.
Brian received a degree in business from East Carolina University and has completed an executive education course at Wharton.
Brian Foard is a citizen of the United States.

SANOFI FORM 20-F 2024	123

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
Roy Papatheodorou
Executive Vice President, General Counsel
Date of birth: May 15, 1978.
Roy Papatheodorou joined Sanofi on February 1, 2022.
Roy Papatheodorou leads the Legal, Ethics and Business Integrity and Global Security (LEBI & GS) team. The LEBI & GS team is composed of lawyers, patent attorneys, compliance officers and security professionals covering Sanofi’s operations around the world. Its team members play an essential role in protecting the interests of the company and of its patients, customers, shareholders, and employees while delivering on Sanofi’s Play to Win roadmap and contributing to its long-term ambition to transform the practice of medicine.
Before joining Sanofi, Roy served as General Counsel of Novartis Pharmaceuticals from 2017. Prior to that, he headed up Legal
Transactions at Novartis covering mergers & acquisitions, business development & licensing, antitrust, corporate & finance law, and venture funds.

124	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
From 2011 to 2013, he was Group General Counsel and Secretary to the Board of Directors at Actavis, a leading global generic pharmaceuticals company. Prior to this, Roy spent several years at Linklaters in London, Moscow and Sao Paulo, advising mainly on corporate law, international mergers & acquisitions, private equity, and restructurings.
Roy completed a Legal Practice Course from BPP School of Law in London and holds an LLB in Law from King’s College London.
He is a qualified solicitor in England & Wales.
Roy Papatheodorou is a citizen of Cyprus and Italy.
Madeleine Roach
Executive Vice President, Business Operations
Date of birth: May 23, 1984.
Madeleine Roach joined Sanofi in 2022 as Head of Internal Audit and Risk Management, before being appointed to the Executive
Committee on October 1, 2023.
Prior to joining Sanofi, Madeleine served at AstraZeneca as Head of Group Finance Services, Asia-Pacific and Head of Global
Business Services Site Lead in Malaysia, delivering a wide range of business services to stakeholders and further expanding the site with the addition of value-added services and digitalization capabilities, whilst attracting top talent through strong employer branding.
Madeleine also held positions of growing responsibility in Finance and Global Business Services at AstraZeneca, after starting her career at PricewaterhouseCoopers and KPMG in Assurance and Advisory services, in Germany and the UK.
Madeleine holds a BA (Hons) in Economics and Politics from the School of Oriental and African Studies, University of London.
Madeleine Roach is a citizen of Germany.
François Roger
Executive Vice President, Chief Financial Officer
Date of birth: May  14, 1962.
François Roger has served as Chief Financial Officer of Sanofi since April 2024, leading a team that manages financial risk and capital allocation to create value and growth for Sanofi.
François joined Sanofi from Nestlé where he was CFO for nearly nine years. Before Nestlé, he served from 2013 to 2015 as CFO of
Takeda Pharmaceuticals, based in Japan. He spent the first 14 years of his career working in the pharmaceutical industry, first at
Roussel, Hoechst and later Aventis, serving in various countries. He worked at Danone from 2000 to 2008 in various finance roles and was CFO of Millicom, a NASDAQ listed, global mobile phone operator from 2008 to 2013. He has lived and worked in Europe, the United States, Asia, Africa and Latin America.
François holds an MBA from Ohio State University in the US and a Major in Accounting from Audencia Business School in France.
François Roger is a citizen of France.
Thomas Triomphe
Executive Vice President, Vaccines
Date of birth: August 6, 1974.
Thomas Triomphe joined Vaccines in 2004 and has since advanced within the company in several roles of increasing responsibility in sales and marketing at country, regional and global levels. From 2015 to 2018, he was Head of the Asia-Pacific
Region, based in Singapore. Before that, he served as Head of Vaccines Japan from 2012 to 2015. In 2010, he became Associate
Vice President, Head of the Influenza-Pneumo Franchise after three years as Director for the same franchise, based in the United
States. Earlier in his career, Thomas worked in banking and strategic consulting.
Thomas served as Vice President and Head of Franchise & Product Strategy for Vaccines from January 2018, in which position he implemented the strategy for our vaccine franchises, in close collaboration with Manufacturing & Supply and R&D.
He was appointed to his current position on June 15, 2020.
Thomas earned his MSc in industrial engineering from École des Ponts ParisTech and the IFP School, and he also holds an MBA from INSEAD.
Thomas Triomphe is a citizen of France.

SANOFI FORM 20-F 2024	125

PART I
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
In addition, the Chair of the Committee:
•discusses the financial, accounting and tax impacts of the proposed compensation policy with the Chair of the Audit
Committee;
•plays an active role at meetings of the Appointments, Governance and CSR Committee and the Strategy Committee (to both of which he/she belongs), thereby gaining assurance that the proposed performance criteria are consistent and appropriate in light of Sanofi’s strategic ambitions.
The compensation policy is not subject to annual review, although some arrangements for implementing the policy – such as the performance criteria applicable to the Chief Executive Officer’s annual variable compensation, for example – are defined by the
Board of Directors on an annual basis.
After consulting the Compensation Committee and as the case may be the other Board Committees, the Board of Directors may, under the second paragraph of item III of Article L. 22-10-8 of the French Commercial Code, temporarily derogate from the approved compensation policy for the Chief Executive Officer in exceptional circumstances and to the extent that the changes are aligned with the corporate interest and necessary to safeguard the continuity or viability of Sanofi. Derogations from the approved policy are possible in respect of the performance conditions applied to the Chief Executive Officer’s compensation, and may result in either an increase or a decrease in compensation. Such derogations are possible in the event of a change in the structure of the Sanofi group or major events affecting the markets. Such derogations may only be temporary and must be properly substantiated.
Compensation policy for corporate officers
This section describes the compensation policy for corporate officers of Sanofi, as established pursuant to Article L. 22-10-8 of the French Commercial Code. That policy describes all the components of compensation awarded to corporate officers of Sanofi as consideration for holding office, and explains the process by which it is determined, allocated, reviewed and implemented.
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
Grantees of equity-based compensation plans (including our Chief Executive Officer) can only be awarded performance shares.
Awarding performance shares reduces the dilutive effect of equity-based compensation plans while maintaining the same level of motivation for grantees.

126	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
Acting on the recommendation of the Compensation Committee, the Board of Directors determines the performance conditions attached to equity-based compensation for all grantees at Sanofi and its subsidiaries worldwide, thereby furthering the attainment of our objectives.
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
The maximum annual amount of overall compensation allocated to the directors was set at €2,500,000 by the Annual General
Meeting of May 25, 2023. The arrangements for allocating the overall annual amount set by the Annual General Meeting between the directors are determined by the Board of Directors, acting on a recommendation from the Compensation Committee.
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
(1)Amgen, AstraZeneca plc, Bayer AG, Bristol-Myers-Squibb Inc., Eli Lilly and Company Inc., GlaxoSmithKline plc, Johnson & Johnson Inc., Merck Inc.,
Novartis AG, Novo Nordisk, Pfizer Inc. and Roche Holding Ltd.
(2)Air Liquide, Airbus, AXA, Danone, Dassault Systèmes, EssilorLuxottica, Kering, L'Oréal, LVMH, Saint-Gobain, Schneider Electric, Stellantis, TotalEnergies, and Vinci.
(3) Studies carried out on the basis of figures communicated by the companies Pay Governance and Boracay

SANOFI FORM 20-F 2024	127

PART I
ITEM 6. Directors, Senior Management and Employees
This amount takes account of the specific remit of the Chairman of the Board of Directors as described in the Sanofi Board
Charter, and of his membership of three Board Committees (the Strategy Committee, which he chairs; the Appointments,
Governance and CSR Committee; and the Scientific Committee).
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
The compensation policy for the Chief Executive Officer is established by the Board of Directors, acting on the recommendation of the Compensation Committee. The compensation structure is not subject to annual review and is applicable for as long as it remains unchanged. The arrangements for implementing the policy may vary from year to year; a table showing the changes made to those arrangements in 2025 and 2024 is provided at the end of the present section.
The overall compensation of the Chief Executive Officer is determined with reference to practices adopted by (i) a panel of companies in the CAC 40 and (ii) a panel of pharmaceutical companies with which Sanofi is in competition. Because Sanofi operates in a particularly competitive international environment and has broad geographical reach (with over three-quarters of its net sales generated in the United States and non-European countries), a panel is used comprising the Chief Executive Officer compensation of 12 leading global pharmaceutical companies with comparable levels of net sales to Sanofi, but with no limitation as to geography(1). That panel has remained unchanged since 2020.
This consistency with market practice is fundamental in order to attract and retain the talents necessary to our success, but does not imply that Sanofi should adopt in every respect practices that are in some cases widely divergent, especially as regards the level of long term compensation.
Panel of CAC 40 companies
Local practices are reviewed by reference to a panel of 14 CAC 40 companies(2) with a comparable profile to Sanofi in terms of market capitalization, net sales, market presence, return on capital employed, etc; the panel was selected with assistance from an independent consultant(3). This study showed that Sanofi is in the fourth quartile of the panel  in terms of market capitalization, and close to the panel median in terms of net sales.
Based on the panel, the fixed compensation of our Chief Executive Officer is above the median, while his target short-term compensation (fixed plus variable) is in the third quartile. His equity-based compensation is in the fourth quartile of the panel, largely because our Compensation Committee takes into account practices adopted by our pharmaceutical industry competitors
(see below). His target overall compensation (fixed, variable and equity-based) is in the lower range of the fourth quartile.
Panel of pharmaceutical companies
In 2024, on the basis of information published as of the date of this annual report, the median fixed compensation of the Chief
Executive Officers of the companies belonging to the pharmaceutical panel was approximately €1,768,000; the median of the annual variable compensation awarded was in the region of €3,074,000; and the median of the long-term compensation awarded (whether equity-based or in cash) represented approximately 922% of fixed compensation. In 2024, Paul Hudson’s overall compensation (fixed, variable and equity-based) was within in the first quartile of the panel, whereas in 2023 it was in the lower range of the second quartile.
Review of the Chief Executive Officer's compensation at the Board meeting of February 12, 2025
The quantum and structure of the Chief Executive Officer's compensation, which had been unchanged since 2022, were subject to an in-depth review by the Board of Directors at their meeting of February 12, 2025. Issues considered by the Board  included:
•Sanofi's performance during the 2022-2024 period, including (i) the continuation of the Play to Win strategy led by Paul
Hudson, involving a major transformation in our profile to a global immunology leader combined with the separation of our
Consumer Healthcare business; (ii) further successful launches; and (iii) favorable readouts from a number of Phase 3 studies;
•Paul Hudson's international profile, reflecting his thorough understanding and recognized international experience of the pharmaceutical industry and his ability, since his appointment, to develop an ambitious strategy in a competitive, concentrated sector, combined with the need to ensure continuity (with support from the Executive Committee) in delivering this strategy in the years ahead – including performance improvement and change management, especially in our R&D teams; and
•trends in compensation practices for the Chief Executive Officers of the panel companies mentioned above, the relative ranking of Sanofi, and the widening gap with the panel of pharmaceutical companies, given that Paul Hudson's compensation has been reviewed only once since he took office in 2019, with a 7.7% increase in his annual fixed compensation and 10% in his equity-
based compensation in 2022.

128	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
Following this latest review, our Board of Directors, acting on a recommendation from the Compensation Committee, decided to
(i) raise the Chief Executive Officer's annual fixed compensation to €1,600,000, a 14.3% rise (equivalent to 4.77% on an annual basis over the last three years), and (ii) increase the quantum of his allocation of equity-based compensation for 2025, subject to the ceiling set by the compensation policy (see above). The other components of his compensation would remain unchanged.
That overall increase is in line with the average increase for Sanofi employee salaries between 2022 and 2024 in the countries where Sanofi employs the highest number of people (a 13.9% increase across a group of countries representing approximately two-thirds of our workforce).
Following that increase, Paul Hudson's short-term compensation (fixed + variable) would remain below the median compensation of the panel of pharmaceutical companies (based on compensation paid in respect of 2023). His equity-based compensation would be slightly above the first quartile. His target overall compensation (fixed + variable + equity-based) would be in the second quartile of the panel.
The Board of Directors takes the view that the proposed increase would keep Paul Hudson's compensation competitive relative to practices in the pharmaceutical industry while remaining consistent with practices adopted by the CAC 40 panel. During the decision-making process, our Board of Directors was careful to take into account not only our positioning relative to our peers
(size, market capitalization, etc.), but also the specific characteristics of certain markets. Unlike the practices adopted by some pharmaceutical companies, (i) the long-term component, representing 60%-65% of our Chief Executive Officer's overall compensation, is awarded solely in the form of performance shares and (ii) the final number of shares vesting may not exceed
100% of the initial award. Moreover, the overall compensation of our Chief Executive Officer will remain predominantly variable
(85%) and subject to the attainment of stringent performance conditions (as illustrated by the historical rates of attainment of annual variable compensation and equity-based compensation since his appointment).
To achieve further alignment between the respective interests of Sanofi, the Chief Executive Officer and our shareholders, and to reinforce the stringent nature of the performance conditions, the weighting of the Total Shareholder Return (TSR) criterion for the Chief Executive Officer's performance share plan would be increased from 20% to 30% with effect from 2025.
In addition, the Chief Executive Officer is obliged to retain, until he ceases to hold office, a number of Sanofi shares equivalent to
50% of the capital gain as calculated on the vesting date, net of associated taxes and contributions. At present, the number of shares that the Chief Executive Officer is obliged to retain under past compensation plans which have now vested is 22,166.  As of
February 12, 2025, those shares were valued at €2,309,697, representing around 144% of Paul Hudson's new annual fixed compensation.
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
Annual fixed compensation
The annual fixed compensation of the Chief Executive Officer was set at €1,400,000 gross from 2022 through 2024; it had previously remained unchanged since 2019.
The amount of fixed compensation is not subject to annual review. It may however be changed, provided that such changes are not material:
•on the appointment of a new Chief Executive Officer, to reflect the new appointee’s competencies and/or then current market practice; and
•in exceptional circumstances, to take account of changes in (i) the role or responsibilities of the Chief Executive Officer, for example in terms of market conditions or the size of the Sanofi group or (ii) the performance level of Sanofi over a given period.

SANOFI FORM 20-F 2024	129

PART I
ITEM 6. Directors, Senior Management and Employees
The Board meeting of February 12, 2025 decided to increase the annual fixed compensation of the Chief Executive Officer to
€1,600,000 gross with effect from January 1st, 2025; for an explanation, refer to “— Review of the Chief Executive Officer's compensation at the Board meeting of February 12, 2025” above.
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
For 2025, the criteria are:
•60% based on financial indicators published by Sanofi: sales growth, free cash flow (FCF) and business earnings per share
(business EPS), each accounting for 20%; and
•40% based on specific individual objectives: transformation (15%), R&D pipeline (15%), and CSR (10%). The individual objectives set for variable remuneration for 2024 are described in “— Compensation and benefits of all kinds awardable to corporate officers in respect of 2024” below.
Although for each of those financial criteria the Board of Directors (acting on a proposal from the Compensation Committee) has set specific objectives, those objectives cannot be disclosed for confidentiality reasons. Nevertheless, to align on shareholder expectations Sanofi will henceforth provide ex-post disclosures for each financial criterion, showing key thresholds within the range of outcomes that enable attainment levels for the past financial year to be calculated (see “—Compensation and benefits of all kinds paid during 2024 or awarded in respect of 2024 to Paul Hudson, Chief Executive Officer” below).
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
•internal criteria based upon:
–business earnings per share (business EPS), free cash flow (FCF), and development of the R&D pipeline,
–Affordable Access and Planet Care – extra-financial criteria; and
•an external criterion based on Sanofi's total shareholder return (TSR) relative to a benchmark panel of the 12 leading global pharmaceutical companies: Amgen, AstraZeneca plc, Bayer AG, Bristol-Myers Squibb Inc., Eli Lilly and Company Inc.,
GlaxoSmithKline plc, Johnson & Johnson Inc., Merck Inc., Novartis AG, Novo Nordisk, Pfizer Inc., and Roche Holding Ltd.
As indicated in our currently applicable performance share plans, our Board of Directors reserves the right to adjust, both upwards and downwards and within the limits of policy, the performance conditions in exceptional circumstances justifying such an adjustment (if the Compensation Committee so advises), and specifically in the event of (i) a change in the structure of the
Sanofi group, (ii) a change in accounting policy, or (iii) any other circumstances that would justify such an adjustment, in the opinion of our Board of Directors. The purpose of such an adjustment would be to ensure that the results of applying performance conditions reflect the above-mentioned changes. Any such adjustments would be justified and disclosed ex-post in our annual report on Form 20-F.
Acting on a proposal from the Compensation Committee, the Board of Directors has sought to maintain common criteria for annual variable compensation and equity-based compensation, in order to ensure that short-term performance does not come at the expense of long-term performance.
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
For details of the proposed award to the Chief Executive Officer in respect of 2025, refer to “— Compensation and benefits of all kinds awardable to corporate officers in respect of 2025” below.
Share ownership and lock-up obligation of the Chief Executive Officer
The Chief Executive Officer is bound by the same obligations regarding share ownership specified in our Articles of Association and Board Charter as our other corporate officers.

130	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
In addition, the Chief Executive Officer is bound by an obligation to retain, until he ceases to hold office, a quantity of Sanofi shares corresponding to  50% of the capital gain (net of taxes and social contributions) arising on the vesting of his shares, calculated as of the date on which they vest. Those shares must be held in registered form until he ceases to hold office.
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
In accordance with Article 39.5 bis of the French General Tax Code, deferred compensation as defined in section 4 of
Article L. 22-10-9.4 of the French Commercial Code can be offset against corporate profits as a taxable expense up to a limit set at three times the annual social security ceiling per beneficiary.
The pension entitlement is not cumulative with (i) any termination benefit paid in the event of forced departure or (ii) any non-
compete indemnity.

SANOFI FORM 20-F 2024	131

PART I
ITEM 6. Directors, Senior Management and Employees
Termination arrangements
The termination benefit only becomes payable if the departure of the Chief Executive Officer is forced, i.e. in the event of removal from office or resignation linked to a change in strategy or control of Sanofi. Compensation for non-renewal of the term of office is irrelevant in the case of the Chief Executive Officer, because this office is held for an indefinite term.
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
The amount of the termination benefit is capped at 24 months of the Chief Executive Officer’s most recent total compensation on the basis of (i) the fixed compensation effective on the date of leaving office and (ii) the last variable compensation received prior to that date subject to fulfillment of the performance condition.
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
Since 2021, if the Chief Executive Officer retires at the statutory retirement age prior to the expiration of the vesting period of his performance shares, the overall allocation rate will be apportioned on a pro rata basis to reflect the amount of time for which the
Chief Executive Officer remained in the employment of Sanofi during the vesting period.

132	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
Summary of benefits awarded to the Chief Executive Officer on leaving office
The table below presents a summary of the benefits (as described above) that could be claimed by the Chief Executive Officer on leaving office, depending on the terms of his departure. The information provided in this summary is without prejudice to any decisions that may be made by the Board of Directors.

	Voluntary departure/Removal from office for gross or serious misconduct	Forced departure	Retirement
Termination benefit(a)	/	24 months of fixed compensation as of the date of leaving office + 24 months of most recent individual variable compensation received(d) – Amounts received as non-compete indemnity	/
Non-compete indemnity(b)	12 months of fixed compensation as of the date of leaving office + 12 months of most recent individual variable compensation received prior to leaving office	12 months of fixed compensation as of date of leaving office + 12 months of most recent individual variable compensation received prior to leaving office(e)	/
Top-up pension(c)	/	/	Annual contribution of up to 25% of reference compensation
Performance share plans not yet vested	Forfeited in full	Rights retained pro rata to period of employment within Sanofi(f)	Rights retained pro rata to period of employment within Sanofi(f)
(a)The amount of the termination benefit is reduced by any indemnity received as consideration for the non-compete undertaking, such that the aggregate amount of those two benefits may never exceed two years of total fixed and variable compensation.
(b)The Board of Directors may decide to release the Chief Executive Officer from the non-compete undertaking for some or all of the 12-month period. In that case, the non-compete indemnity would not be due, or would be scaled down proportionately.
(c)Defined-contribution pension plan, within the scope of Article 82 of the French General Tax Code. Subject to fulfillment of the performance condition, assessed annually.
(d)Subject to fulfillment of the performance condition assessed over the three financial years preceding departure from office, as described above.
(e)Subject to the Board of Directors enforcing the non-compete undertaking, the amount of the termination benefit is reduced by any indemnity received as consideration for the non-compete undertaking, such that the aggregate amount of those two benefits may never exceed two years of total fixed and variable compensation.
(f)In this case, the Chief Executive Officer remains subject to the terms of the plans, including the performance conditions and the non-compete clause.
Policy to recover erroneously-awarded compensation (“clawback”)
In 2023, the NASDAQ listing rules were amended to include Rule 5608, in application of Section 10D-1 of the Securities Exchange
Act of 1934 which requires listed companies to implement a clawback policy.
On October 26, 2023, our Board of Directors adopted a clawback policy under which Sanofi must, within a reasonable time-
frame, recover the portion of the Chief Executive Officer’s variable compensation (cash-based or equity-based) that is wholly or partly contingent on the attainment of financial performance criteria and was paid to him (according to the definition contained in the NASDAQ listing rules) based on financial information that has been determined to be erroneous and has required accounting restatement to correct an error in previously-published financial statements. The policy applies to compensation paid on or after October 2, 2023.
The clawback policy also applies to members of our Executive Committee and to our Head of Consolidation (equivalent to the
Chief Accounting Officer within the meaning of the NASDAQ listing rules).
Summary of changes made to the compensation policy for the Chief Executive Officer
The table below summarizes adjustments made to the compensation policy for the Chief Executive Officer and to the content of the information published in the compensation report, some of which have been discussed in depth with our shareholders.

2025	2024

•Annual fixed compensation:
–Annual fixed compensation is increased from €1,400,000 gross to
€1,600,000 from 2025.
•Equity-based compensation:
–Given the increase in the number of performance shares it is proposed to award to the Chief Executive Officer in respect of 2025, it is proposed to increase the weighting of the TSR criterion from
20% to 30%. To enable the TSR weighting to increase to 30%, the
Business EPS weighting would reduce from 35% to 30%, and the FCF weighting from 25% to 20%; the R&D and CSR criteria would remain unchanged. Furthermore, in order to align with market practices, the
Board of Directors has decided to review the mechanism and
remunerate Sanofi's relative positioning vis-à-vis the peer panel.
•Transparency on performance criteria applicable to annual variable compensation:
–Transparency on the financial performance criteria applicable to annual variable compensation has been enhanced: information about the thresholds (floor, target and maximum attainment level) used by the Board of Directors to determine the overall attainment level and payout is now published for each criterion.

•Annual variable compensation:
–To reflect shareholder expectations, the weighting of financial objectives was increased from 50% to 60% (removal of criteria related to business net income, business operating income margin and new asset growth, addition of a criterion based on business EPS.
•Equity-based compensation:
–The criterion related to business net income has been replaced by business EPS.
–To demonstrate Sanofi's commitment to delivering on the strategic roadmap, a criterion linked to the R&D pipeline has been included in the Chief Executive Officer's equity-based compensation plan.
•Clawback Policy:
–Pursuant to the NASDAQ listing rules as amended in 2023,  on
October 26, 2023, our Board of Directors adopted a clause allowing the clawback, in full or in part, of compensation paid to the Chief
Executive Officer wholly or partly contingent on the attainment of financial criteria based on erroneous financial information.

SANOFI FORM 20-F 2024	133

PART I
ITEM 6. Directors, Senior Management and Employees
Arrangements in favor of executive officers in office as of December 31, 2024 (table No. 11 of the AFEP-MEDEF Code)

Executive officer	Contract of employment	Top-up pension plan	Indemnities or benefits payable or potentially payable on cessation of office	Indemnities payable under non-compete clause
Chairman of the Board	No	No	No	No
Chief Executive Officer	No	Yes	Yes	Yes
Compensation and benefits of all kinds awardable to corporate officers in respect of 2025
The section below describes the components of the compensation and benefits of all kinds awardable to corporate officers in respect of the 2025 financial year, pursuant to the compensation policies described in “— Compensation policy for corporate officers” above.
Compensation and benefits of all kinds awardable to directors in respect of 2025
The amounts to be awarded to directors in respect of 2025 will be determined in accordance with the principles described above in “— Compensation policy for corporate officers — Compensation policy for directors.”
Compensation and benefits of all kinds awardable in respect of 2025 to the Chairman of the Board of Directors
The components of compensation awardable to the Chairman of the Board of Directors are described above in
“— Compensation policy for corporate officers — Compensation policy for the Chairman of the Board of Directors.”
Acting on a recommendation from the Compensation Committee, the Board of Directors meeting of February 12, 2025 decided to maintain the amount of compensation payable to the Chairman of the Board of Directors at €880,000 gross.
The Chairman of the Board of Directors does not receive any variable compensation, stock options or performance shares, in accordance with AMF recommendations. Nor does he receive any compensation (i) for serving as a director or (ii) from any company included in Sanofi’s scope of consolidation within the meaning of Article L. 233-16 of the French Commercial Code.
Benefits in kind for 2025 comprise a company car with a driver.
Compensation and benefits of all kinds awardable in respect of 2025 to Paul Hudson,
Chief Executive Officer
Fixed and variable annual compensation
Acting on a recommendation from the Compensation Committee, the Board of Directors meeting of February 12, 2025 determined the components of Paul Hudson’s compensation for the 2025 financial year.
Paul Hudson’s annual compensation comprises (i) annual fixed gross compensation of €1,600,000 (see the explanations provided under “— Compensation policy for corporate officers — Compensation policy for the Chief Executive Officer” above) and
(ii) annual variable compensation in a range from 0% to 250% of his annual fixed compensation, with a target of 150%, and subject to both quantitative and qualitative criteria.
The objectives are based 60% on financial indicators – sales growth, FCF and business EPS – each accounting for 20%.
Floors have been set for each financial criterion, below which no variable compensation is payable for that criterion.

Objectives based on financial indicators – unchanged for 2025
2025		2024
Sales growth	20%	Sales growth	20%
FCF	20%	FCF	20%
Business EPS	20%	Business EPS	20%
TOTAL	60%		60%
The structure of individual objectives was streamlined in 2024.

134	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
Individual objectives for 2025 and 2024 are shown below:

2025 individual objectives		2024 individual objectives *
Business transformation (R&D Platform Optimization, Review of Manufacturing & Supply Operating Model, Smart Spending, Asset Portfolio, Ongoing Digital Transformation)	15.0%	Business transformation (Reallocation of Pipeline Resources, Centralization, Hub Strategy, Smart Spending, Asset Portfolio, Digital Transformation)	15.0%
Development pipeline M1 (Lead selection), M2 (Candidate selection), First in Human, Pivotal Studies, Submissions, Approvals	15.0%	Development pipeline M1 (Lead selection), M2 (Candidate selection), First in Human, Pivotal Studies, Submissions, Approvals	15.0%
CSR People & Culture, Environment, Governance (efficient Executive Committee operations and effective Board interactions)	10.0%	CSR People & Culture, Environment, Governance (reinforcement of the strategic dialogue with the Board of Directors and functioning of the new Executive Committee)	10.0%
(*)For details of individual objectives for 2024 refer to "— Compensation and benefits of all kinds paid during 2024 or awarded in respect of 2024 to Paul
Hudson, Chief Executive Officer" below.
Equity-based compensation
Acting on a recommendation from the Compensation Committee and within the limits set out in the Chief Executive Officer's compensation policy, the Board of Directors meeting of February 12, 2025 proposes awarding 90,000 performance shares to
Paul Hudson in respect of 2025. In accordance with the AFEP-MEDEF Code, the entire award will be subject to criteria that are both internal and external. Given the proposed increase in the number of performance shares awarded in respect of 2025 (see
"— Compensation Policy for the Chief Executive Officer" above), the Board of Directors decided, on a recommendation from the
Compensation Committee, to raise the proportion based on the external criterion ( TSR) from 20% to 30% for the Chief Executive
Officer (see below). To enable this, the Business EPS weighting would reduce from 35% to 30%, and the FCF weighting from 25%
to 20%; the R&D and CSR criteria would remain unchanged.
The criteria applied to the Chief Executive Officer's 2025 performance share plan are as follows:
•internal criteria, based on Business EPS 30%, FCF 20%, R&D pipeline 10%, and CSR criteria 10%; and
•an external criterion (accounting for 30%) based on the level of TSR as compared with that of a panel of 12 leading global pharmaceutical companies: Amgen, AstraZeneca plc, Bayer AG, Bristol-Myers Squibb Inc., Eli Lilly and Company Inc.,
GlaxoSmithKline plc, Johnson & Johnson Inc., Merck Inc., Novartis AG, Novo Nordisk, Pfizer Inc., and Roche Holding Ltd. Any
TSR-linked payment is contingent on Sanofi achieving an Endpoint Rank greater than or equal to the median of the TSR panel.
To achieve even further alignment between the respective interests of Sanofi, the Chief Executive Officer and our shareholders, and to reinforce the stringent nature of the performance conditions, the weighting of the Total Shareholder
Return (TSR) criterion for the Chief Executive Officer's performance share plan will be increased from 20% to 30% with effect from 2025. Furthermore, in order to align with market practices, the Board of Directors has decided to review the mechanism and reward Sanofi's relative positioning vis-à-vis the peer panel.
The CSR criteria, both of which are quantitative and which count for 10% of the award, are:
1.Affordable Access: providing essential medicines to non-communicable disease patients through Sanofi Global Health; and
2.Planet Care: Carbon Footprint Reduction, scopes 1 & 2 (reduction in CO2 emissions vs 2019).
Details of the performance objectives applicable to the Chief Executive Officer's equity-based compensation plan for 2025, including the mechanisms used to determine the attainment level for each criterion, will be published on our corporate website, in the "Compensation" section of the "Governance" pages, in advance of the Annual General Meeting.

Summary of performance objectives applicable to equity-based compensation plans
2025			2024
Business EPS	Internal financial criterion	30%	Business EPS	35%
FCF	Internal financial criterion	20%	FCF	25%
TSR	External financial criterion	30%	TSR	20%
R&D pipeline	Internal criterion	10%	R&D pipeline	10%
CSR criteria	Internal extra-financial criteria	10%	CSR criteria	10%
TOTAL		100%		100%
In accordance with the AFEP-MEDEF Code, Paul Hudson is bound by rules on insider trading that impose blackout periods, as contained in our Board Charter.
In accordance with the AFEP-MEDEF Code and our Board Charter, Paul Hudson has undertaken not to engage in speculative or hedging transactions, and as far as the company is aware, no hedging instruments have been contracted.

SANOFI FORM 20-F 2024	135

PART I
ITEM 6. Directors, Senior Management and Employees
Compensation and benefits of all kinds paid during 2024 or awarded in respect of 2024 to corporate officers
The section below constitutes the report on compensation of corporate officers required by Articles L. 225-37 and L. 22-10-8 of the French Commercial Code. The arrangements described therein will be submitted for approval by our shareholders at the
Annual General Meeting called to approve the financial statements for the year ended December 31, 2024 pursuant to
Article L. 22-10-34 of the French Commercial Code.
Compensation elements and benefits of all kinds paid during 2024 or awarded in respect of 2024 to directors
The compensation policy for directors (as described above in the section entitled “— Compensation policy for directors”) defines the fixed amount of compensation, and the principles for allocating the variable portion between directors, up to the limit of the overall amount approved by the Annual General Meeting.
Directors’ compensation includes an annual fixed payment, apportioned on a time basis for directors who assumed or left office during the year; and a variable amount, allocated by the Board according to actual attendance at Board and Committee meetings. As required by the AFEP-MEDEF Code, directors’ compensation is allocated predominantly on a variable basis.
For 2024, directors’ compensation was determined in accordance with the compensation policy for directors as described above in the section entitled “— Compensation policy for directors.”
Compensation allocated to directors for serving as directors (table No. 3 of the AFEP-MEDEF Code)
The table below shows amounts paid in respect of 2024 and 2023 to each member of our Board of Directors, including those whose term of office ended during those years.
Directors’ compensation for 2023, the amount of which was approved at the Board meeting of February 22, 2024, was partially paid in July 2023, with an additional payment made in 2024.
Directors’ compensation for 2024, the amount of which was approved at the Board meeting of February 12, 2025, was partially paid in July 2024, with an additional payment to be made in 2025.

(€)	Compensation in respect of 2024			Compensation in respect of 2023
Name	Fixed portion	Variable portion	Total amount (variable + fixed portion)	Fixed portion	Variable portion	Total gross compensation
Christophe Babule	30,000	132,000	162,000	30,000	104,500	134,500
Clotilde Delbos(a)	20,000	104,500	124,500	—	—	—
Rachel Duan(b)	30,000	115,500	145,500	30,000	115,500	145,500
Carole Ferrand	30,000	167,750	197,750	30,000	110,000	140,000
Lise Kingo(c)	30,000	137,500	167,500	30,000	118,250	148,250
Patrick Kron	30,000	165,000	195,000	30,000	145,750	175,750
Wolfgang Laux(d)	30,000	99,000	129,000	30,000	77,000	107,000
Barbara Lavernos	30,000	126,500	156,500	30,000	104,500	134,500
Fabienne Lecorvaisier	30,000	140,250	170,250	30,000	126,500	156,500
Anne-Françoise Nesmes(a)(b)	20,000	104,500	124,500	—	—	—
Gilles Schnepp	30,000	165,000	195,000	30,000	145,750	175,750
Diane Souza(b)	10,000	68,750	78,750	30,000	187,000	217,000
John Sundy(a)(b)	20,000	93,500	113,500	—	—	—
Thomas Südhof(b)	10,000	55,000	65,000	30,000	192,500	222,500
Yann Tran(d)(e)	30,000	82,500	112,500	30,000	60,500	90,500
Emile Voest(c)	30,000	129,250	159,250	30,000	148,500	178,500
Antoine Yver	30,000	154,000	184,000	30,000	187,000	217,000
Frédéric Oudéa(f)	—	—	—	12,016	33,000	45,016
Total	440,000	2,040,500	2,480,500	432,016	1,856,250	2,288,266
The amounts reported are gross amounts before taxes.
(a)Director appointed by the General Meeting of April 30, 2024.
(b)Director resident outside Europe.
(c)Director resident outside France but within Europe.
(d)Director representing employees.
(e)Compensation due to Yann Tran is paid directly to Fédération Chimie Énergie CFDT.
(f)Frédéric Oudéa was appointed as a non-voting Board member appointed by the Board of Directors on September 2, 2022 until his appointment as
Chairman of the Board on May 25, 2023. In accordance with our Articles of Association, the compensation of non-voting Board members is deducted from the annual amount allocated by the General Meeting.
Each of the two directors representing employees has a contract of employment with a Sanofi subsidiary, under which they receive compensation unrelated to their office as director. Consequently, that remuneration is not disclosed.
Variable compensation allocated to directors in respect of 2024 represented 82.26% of their total compensation.

136	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
Compensation and benefits of all kinds paid during 2024 or awarded in respect of 2024 to Frédéric Oudéa, Chairman of the Board of Directors
Frédéric Oudéa was appointed Chairman of the Board of Directors on May 25, 2023. He does not have a contract of employment with Sanofi.
As Chairman of the Board, Frédéric Oudéa is a member of the Appointments, Governance and CSR Committee and the Scientific
Committee, and Chair of the Strategy Committee.
The remit of the Chairman of the Board is specified in the Board Charter, which is reproduced in its entirety in Exhibit 1.2. to this annual report.
During 2024, the activities of Frédéric Oudéa as Chairman of the Board of Directors included:
•chairing meetings of the Board of Directors (twelve meetings), attending meetings of Committees of which he is a member (six meetings of the Appointments, Governance and CSR Committee, five meetings of the Strategy Committee, and six meetings of the Scientific Committee), attending Committee meetings to which he was invited (Audit Committee and Compensation
Committee), and attending the R&D pipeline review week;
•organizing and chairing the strategy seminars held in April and October 2024, and organizing meetings and visits in China in
December 2024;
•monitoring of the proper implementation of the decisions taken by the Board;
•meetings with directors, including (i) in connection with the evaluation of the Board’s operating procedures, (ii) on matters relating to the projects presented to the Board, and (iii) on corporate governance matters;
•regular meetings with the members of the Executive Committee;
•meetings with Sanofi employees and visits to subsidiaries of Sanofi;
•meetings with biotech and medtech companies; and
•representing Sanofi at events or official meetings (in France and abroad) with representatives of the public authorities and other stakeholders, in line with his remit as defined by the Board Charter, and in particular with the French State in respect of the proposed separation of Sanofi's Consumer Healthcare business.
The Chairman also has a role in explaining positions taken by the Board within its sphere of competence, especially in terms of strategy, governance and executive compensation. In furtherance of this role, the Chairman drew on his experience of corporate communications in:
•answering letters from investors and shareholders; and
•holding meetings with certain shareholders.
Those tasks were carried out in coordination with the Chief Executive Officer.
Compensation paid in respect of the 2024 financial year
Acting on a recommendation from the Compensation Committee, the Board meeting of February 12, 2025 determined the components of Frédéric Oudéa's compensation for the 2024 financial year. For that year, Frédéric Oudéa's fixed compensation was unchanged from the 2023 financial year at €880,000 gross.
In line with our compensation policy for the Chairman of the Board, Frédéric Oudéa did not receive any variable compensation, and was not awarded any stock options or performance shares. He received no compensation for serving as a director, and no compensation from any company included in Sanofi’s scope of consolidation within the meaning of Article L. 233-16 of the
French Commercial Code.
Benefits in kind amounted to €4,836, and relate to a company car with a driver.
Frédéric Oudéa is not covered by the Sanofi defined-contribution pension plan.
Compensation, options and shares awarded to Frédéric Oudéa
(table No. 1 of the AFEP-MEDEF Code)

(€)	2024	2023
Compensation awarded for the year (details provided in the following table)	884,836	528,505
Valuation of stock options awarded during the year	N/A	N/A
Valuation of performance shares awarded during the year	N/A	N/A
Valuation of other long-term compensation plans	N/A	N/A
Total	884,836	528,505

SANOFI FORM 20-F 2024	137

PART I
ITEM 6. Directors, Senior Management and Employees
Compensation awarded to Frédéric Oudéa
(table No. 2 of the AFEP-MEDEF Code)

	2024		2023
(€)	Amounts due	Amounts paid	Amounts due	Amounts paid
Fixed compensation(a)	880,000	880,000	526,087	526,087
Annual variable compensation	N/A	N/A	N/A	N/A
Exceptional compensation	N/A	N/A	N/A	N/A
Compensation for serving as a director (b)	N/A	N/A	N/A	N/A
Benefits in kind	4,836	4,836	2,418	2,418
Total	884,836	884,836	528,505	528,505
The amounts reported are gross amounts before taxes.
(a)Fixed compensation due in respect of a given year is paid during that year.
(b) Compensation awarded to Frédéric Oudéa for service as a non-voting Board member, an office he held from September 2, 2022 to May 25, 2023 (the date on which he was appointed Chairman of the Board of Directors), is disclosed in the section entitled "Compensation elements and benefits of all kinds paid during 2024 or awarded in respect of 2024 to directors" above.
Compensation and benefits of all kinds paid during 2024 or awarded in respect of 2024 to Paul Hudson,
Chief Executive Officer
Paul Hudson has served as Chief Executive Officer of Sanofi since September 1, 2019, and holds office for an indeterminate period.
Paul Hudson does not have a contract of employment with Sanofi, and receives no compensation from any company included in
Sanofi’s scope of consolidation within the meaning of Article L. 233-16 of the French Commercial Code.
Compensation awarded to Paul Hudson
(table No. 1 of the AFEP-MEDEF Code)

(€)	2024	2023
Compensation awarded for the year (details provided in the following table)	3,979,697	3,792,797
Valuation of performance shares awarded during the year(a)	5,971,350	6,779,025
Total	9,951,047	10,571,822
(a)Weighting between (i) fair value determined using the Monte Carlo model and (ii) market price of Sanofi shares at the date of grant, adjusted for dividends expected during the vesting period.
The parameters used to calculate the valuations are market parameters available in the financial press.
Fixed and variable compensation awarded to Paul Hudson
(table No. 2 of the AFEP-MEDEF Code)

	2024		2023
(€)	Amounts due	Amounts paid	Amounts due	Amounts paid
Fixed compensation(a)	1,400,000	1,400,000	1,400,000	1,400,000
Annual variable compensation(b)	2,566,200	2,379,300	2,379,300	2,337,300
Cash bonus (sign-on bonus)	N/A	N/A	N/A	N/A
Exceptional compensation	N/A	N/A	N/A	N/A
Compensation for serving as a director	N/A	N/A	N/A	N/A
Benefits in kind	13,497	13,497	13,497	13,497
Total	3,979,697	3,792,797	3,792,797	3,750,797
The amounts reported are gross amounts before taxes.
(a)Fixed compensation due in respect of a given year is paid during that year.
(b)Variable compensation in respect of a given year is determined at the start of the following year and paid after the Annual General Meeting in that year, subject to shareholder approval.

138	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
Fixed and variable compensation
Acting on a recommendation from the Compensation Committee, the Board meeting of February 12, 2025 determined the components of Paul Hudson’s compensation for the 2024 financial year.
In accordance with the compensation policy for the Chief Executive Officer as approved by the Annual General Meeting of
Sanofi's shareholders on April 30, 2024, his annual compensation for 2024 comprises (i) annual fixed gross compensation of
€1,400,000; and (ii) annual variable compensation in a range from 0% to 250% of his annual fixed compensation, with a target of
150%, and subject to both quantitative and qualitative criteria.
The objectives applicable to annual variable compensation in respect of 2024 were:
•60% based on financial indicators: sales growth, FCF and business earnings per share Business EPS, each accounting for 20%;
and
•40% based on specific individual objectives. For 2024, the individual objectives set by the Board were:
–business transformation (15%) – quantitative and qualitative objective,
–development pipeline (15%) – quantitative objective,
–CSR (10%) – quantitative and qualitative objective.
In the interests of transparency, Sanofi is now disclosing, for each financial criterion, information about the thresholds (floor, target and maximum attainment level) used by the Board of Directors to determine the overall attainment level and payout.

Objective	Measured against	Payout
		Threshold (floor) Payout = 0%	Target (X, in %) Payout = 100%	Maximum payout = 166.67%
		Attainment level
Sales growth	Growth compared to the 2024 budget	X -4% percentage points	100%	X +4% percentage points
Business earnings per share (Business EPS)	Attainment level vs 2024 budget	X -5% percentage points	100%	X +5% percentage points
Free cash flow	Growth compared to the 2024 budget	X -15% percentage points	100%	X +50% percentage points
Likewise, at the start of each year, the Board of Directors establishes a precise matrix for determining each of the individual objectives. Sanofi discloses the content of the qualitative criteria, accompanied by narrative for each sub-criterion explaining the level of attainment reached. Those criteria are always assessed by reference to the performances of the leading global pharmaceutical companies.

SANOFI FORM 20-F 2024	139

PART I
ITEM 6. Directors, Senior Management and Employees
Acting on a recommendation from the Compensation Committee, the Board meeting of February 12, 2025 reviewed the attainment level of each criterion and sub-criterion. The Board’s conclusions are summarized in the table below.

Criterion	Type	Weight	Target/ Maximum (as % of fixed compensation)	2024 Attainment level	2023 reference	Comments	Payout (as % of fixed compensation)
Financial objectives
Sales growth	Quantitative	20%	30%/50%	158.56%	112.90%	Confidential target, Performance above budget	47.57%
Business earnings per share (Business EPS)	Quantitative	20%	30%/50%	112.54%	112.43%	Confidential target, Performance above budget	33.76%
Free cash flow	Quantitative	20%	30%/50%	116.92%	105.61%	Confidential target, Performance above budget	35.08%
Individual objectives
Business Transformation	Quantitative / Qualitative	15%	22.5% / 37.5%	102.17%	101.83%
Overall Business
•Double-digit growth sustained through successful
launches of innovative medicines.
•Significant progress made in modernizing the
Group with progress on initiatives to achieve
external commitments : deployment of a new
standard commercial blueprint model across all
business units, significant progress on the hub
strategy to foster synergies & innovation, dynamic
reallocation of resources across the Group to fund
the pipeline and growth through optimized supplier
relationships,  realignment of the R&D footprint to
focus research platforms towards an ambition of
becoming an Immunology powerhouse.
							22.99%
Manufacturing and Supply
•Significant progress on the implementation of the
Manufacturing and Supply Operating Model with
key performance outcomes improved across
Safety, Quality, Supply and Cost, and improved
industrial performance delivered vs. 2023.

						Asset Portfolio •Opella: Achieved milestones on separation planning and strategy for Consumer Healthcare business.
Digital
•Advance made on Sanofi’s data-driven mindset
development programs, extending digital
executive programs to senior leaders. (target
exceeded with more than 700 executives trained).
•Successful deployment of new generative AI cases
across the organization:
–In R&D: 60% of medical writers trained for
Clinical Study reports writing with GenAI tool.
–In M&S: implementation of GenAI tool for
Product quality report (PQR) writing in 68% of
manufacturing sites.

Developement Pipeline	Quantitative	15%	22.5% / 37.5%	118.50%	120.82%
R&D achieved above execution focused KPI with:
•21 submissions and 14 regulatory approvals in
different indications across major countries,
•4 priority reviews and 11 regulatory designations
received;
•Increased productivity in clinical development:
7 phase 3 studies and 11 phase 2 initiated, 6 new
molecular (NMEs) or vaccines (NVEs) entities
entered the clinical phase (FIH);
•Scientific research has achieved above execution
focused KPI with delivery of: 16 entries into M1, 9
development candidates into M2.
•Reinforcement of the pipeline through business
development and acquisitions: 35 new BD
partnerships (25 pharma; 5 vaccines; and 5
outlicensing) signed. Acquisition and integration of
Inhibrx (Pharma).
							26.66%

140	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees

Criterion	Type	Weight	Target/ Maximum (as % of fixed compensation)	2024 Attainment level	2023 reference	Comments	Payout (as % of fixed compensation)
CSR / ESG	Quantitative / Qualitative	10%	15%/25%	114.58%	105%	People & Culture: •Significant progress on Sanofi culture shift with global engagement score increased vs 2023. •Balanced representation of men and women among identified succession candidates for executive roles.	17.19%
						Environmental •CO2 (Scope 1&2) reduction between Q3 2023 and Q3 2024 = 14%. •CO2 (Scope 3) reduction between Q3 2023 and Q3 2024 = 6.5%.
Governance
•Cohesive and high-performing Executive
Committee successfully assembled
•Effective communication channels and
collaborative relationships established between
the new team and the Board of Directors.

Total		100%	150%/250%	122.20%	113.30%		183.25%
(a)For a definition, see “Item 5. Operating and Financial Review and Prospects – A. Operating results — 1.5. Business net income” in this annual report.
(b)Business net income criterion has been replaced by Business EPS criterion starting from 2024.
Acting on a recommendation from the Compensation Committee, the Board meeting of February 12, 2025 set Paul Hudson’s variable compensation for 2024 at €2,566,200 gross, equivalent to 183.25% of his fixed compensation.
Payment of Paul Hudson’s variable compensation in respect of the 2024 financial year is contingent on approval of his compensation package by the shareholders in an Ordinary General Meeting, on the terms stipulated in Article L. 22-10-34 II of the
French Commercial Code.
Equity-based compensation
Using the authorization granted by our shareholders via the twentieth resolution of the Annual General Meeting of April 30, 2024, the Board meeting held on that day decided, acting on the recommendation of the Compensation Committee, to award Paul
Hudson 82,500 performance shares in respect of 2024. The valuation of that award as of April 30, 2024, determined in accordance with IFRS and incorporating a market-related condition, was €5,971,350, equivalent to 4.27 times his fixed compensation.
The entire amount of the award is contingent upon the attainment of performance objectives based on (i) internal criteria based on business earnings per share (Business EPS), free cash flow (FCF), corporate social responsibility (CSR) and the R&D pipeline, and (ii) an external criterion based on improvement in total shareholder return (TSR) relative to that of a benchmark panel of
12 leading global pharmaceutical companies (plus Sanofi): Amgen, AstraZeneca plc, Bayer AG, Bristol-Myers Squibb Inc., Eli Lilly
and Company Inc., GlaxoSmithKline plc, Johnson & Johnson Inc., Merck Inc., Novartis AG, Novo Nordisk, Pfizer Inc., and Roche
Holding Ltd.
To align equity-based compensation on our medium-term performance, a three-year period (2024-2026) is used to measure performance.
The above criteria were selected because they align medium-term equity-based compensation on the strategy adopted by
Sanofi.
The arrangements relating to these awards are as follows:
•The Business EPS criterion accounts for 35% of the award (Business EPS represents Sanofi's “business net income” divided by the number of Sanofi shares), and is determined as the average actual-to-budget ratio of Business EPS attained over the entire vesting period at constant exchange rates.
The objective cannot be less than the lower end of the range of the annual guidance announced publicly by Sanofi at the start of each year. If the attainment level is less than 95%, no payment will be made for this criterion.

Business EPS actual-to-budget attainment level (B)	Business EPS allocation rate
If B < 95%	0%
If B = 95%	50%
If B is > 95% but < 98%	(50 + [(B - 95) x 16])%
If B is ≥ 98% but ≤ 105%	B%
If B is > 105% but < 110%	(105 + [(B - 105) x 3])%
If B is ≥ 110%	120%
•The FCF criterion accounts for 25% of the award. This criterion was selected because it is aligned with Sanofi’s current strategic objectives, and is transparent both within and outside the company.

SANOFI FORM 20-F 2024	141

PART I
ITEM 6. Directors, Senior Management and Employees
The FCF criterion represents the average actual-to-budget FCF ratio attained over the entire period. The award is based on a target FCF, below which some or all of the performance shares are forfeited; if the attainment level is less than 70%, no payment will be made for this criterion.

FCF actual-to-budget attainment level (F)	FCF allocation rate
If F is ≤ 70%	0%
If F is > 70% but < 80%	[(F - 70) x 5]%
If F = 80%	50%
If F is > 80% but < 100%	(50 + [(F – 80) x 2.5])%
If F = 100%	100%
If F is > 100% but < 120%	F%
If F is ≥ 120%	120%
•The TSR Rank Improvement criterion accounts for 20% of the award. It corresponds to the change in rank of Sanofi’s TSR as compared to the TSR of peer companies included in a panel (see above). The TSR corresponds to the quoted market price of
Sanofi shares uplifted by dividends per share during the measurement periods, without reinvestment. The Sanofi TSR Rank
Improvement is determined by comparing the Endpoint Sanofi TSR rank (determined over a three-year period) to the Baseline
Sanofi TSR rank (determined over a one-year period).
•The Baseline Sanofi TSR equal to the following formula: (average share price for 2023 – average share price for 2022
+ dividends per share for 2023)/average share price for 2022.
•The Endpoint Sanofi TSR is equal to the following formula: (average share price for 2026 – average share price for 2023
+ dividends per share for 2024 and 2025)/average share price for 2022.
Our TSR is compared with the benchmark panel of 12 companies listed above, so as to determine the ranking of Sanofi within the panel. The number of performance shares vesting depends upon the improvement in our TSR ranking, as follows:

Sanofi's improvement in the rankings	TSR allocation rate
+3 or more	150%
+2	100%
+1	50%
No improvement	0%
Even if there is an improvement in Sanofi’s TSR ranking based on the principles set out above, no TSR allocation can be made if
Sanofi’s ranking is below median TSR, defined as the performance of the company ranked seventh in the panel.
•The CSR criterion accounts for 10% of the award. This performance condition equates to the attainment over a three-year period of annual objectives plus a "stretch" objective, linked to the following pillars of Sanofi’s CSR strategy:
1.Affordable Access: providing essential medicines to non-communicable disease patients through Sanofi Global Health;
2.Planet Care: Carbon Footprint Reduction, scopes 1 & 2 (% reduction in CO2 emissions vs 2019).
Attainment of each annual CSR objective will earn one performance point; a maximum of three points, plus one extra point linked to the "stretch" objective, can be earned for each CSR pillar. For each criterion, attainment of the objectives for 2026 will earn three points even if the annual objectives were not attained.
At the end of the period, the Board of Directors will determine the CSR Allocation Rate, corresponding to the number of points earned, as shown, below:

CSR points earned	CSR Allocation Rate
Less than 3 points	0%
3 points	50%
4 points	67%
5 points	83%
6 points	100%
7 points	110%
8 points	120%
•The R&D pipeline criterion, accounting for 10% of the award, was introduced in 2024 to reflect the importance of Sanofi's commitment to developing a robust R&D pipeline. The performance criterion is based on the attainment levels of two equally-
weighted performance indicators  measured over a three-year period.

142	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
1.Clinical Trial Readouts (CTRs) - the number of clinical trial results based on forecast pipeline deliveries
At the end of the period, the CTR attainment level will be calculated on the basis of the number of CTRs achieved in the period as follows:

Number of Clinical Trial Readouts (CTRs)	CTR Attainment Level
CTR < 15	0%
CTR = 15	50%
CTR > 15, but < 25	(50+ [CTR – 15] x 5)%
CTR = 25	100%
CTR >25 but <30	(100+ [CTR– 25] x 4)%
CTR ≥ 30	120%
2.Regulatory Approvals – the number of regulatory approvals obtained for new molecular entities (NMEs), new vaccine entities
(NVEs) or line extensions in key markets, relative to forecast pipeline deliveries
At the end of the period, the “Regulatory Approval” (RA) attainment level will be calculated on the basis of the number of RAs obtained in the period as follows:

Number of regulatory approvals (RA) of NMEs, NVEs and line extensions in key markets	RA attainment level
RA < 15	0%
RA = 15	50%
RA > 15 but < 25	(50+ [RA – 15] X 5)%
RDA = 25	100%
RA >25 but < 30	(100+ [RA – 25] x 4)%
RA ≥ 30	120%
The R&D Allocation Rate will be determined as the weighted average of the CTR attainment level and the RA attainment level.
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
Historical allocation rates
In the interests of transparency, we disclose below attainment levels and allocation rates for the most recent performance-linked equity-based compensation plans awarded to our Chief Executive Officer.

	Attainment level			Allocation rate
	BNI	FCF	TSR
April 28, 2020 plans	2020-2022: 103.27%	2020-2022: 117.67%	2020-2022: 0%	2020-2022: 86.94% i.e. 65,205 performance shares
April 30, 2021 plans	2021-2023: 103.58%	2021-2023: 110.31%	2021-2023: 51.77%	2021-2023: 95.23% i.e. 71,423 performance shares
May 3, 2022 plans	2022-2024: 102.56%	2022-2024: 110.25%	2022-2024: 0%	2022-2024: 84.36% i.e. 69,597 performance shares

SANOFI FORM 20-F 2024	143

PART I
ITEM 6. Directors, Senior Management and Employees
Performance shares awarded to Paul Hudson in 2024
(table No. 6 of the AFEP-MEDEF Code)

Source	Plan date	Valuation of performance shares (€)	Number of performance shares awarded during the period	Vesting date	Availability date(a)	Performance conditions
Sanofi	04/30/2024	5,971,350	82,500	04/30/2027	04/30/2027	Yes
(a)Under the terms of our Board Charter, Paul Hudson is required to retain a quantity of shares corresponding to 50% of the capital gain arising on the vesting of the shares, net of the associated taxes and social contributions.
Each performance share awarded on April 30, 2024, was valued at €72.38, valuing the total benefit at €5,971,350.
The General Meeting of April 30, 2024 restricted the number of performance shares that can be awarded to executive officers to 5% of the overall limit (itself set at 1.5% of the share capital). The number of shares awarded to Paul Hudson in 2024 represents 0.43% of the total limit approved by that Meeting and 0.006% of our share capital at the date of grant.
Performance shares awarded to Paul Hudson which became available in 2024
(table No. 7 of the AFEP-MEDEF Code)
Paul Hudson was awarded 75,000 performance shares on April 20, 2021. The Board of Directors meeting of February 22, 2024 noted the level of achievement of the performance conditions applicable to this plan (95%), and 71,423 shares vested in Paul
Hudson on May 2, 2024.

Source	Plan date	Number of performance shares vesting during the period
Sanofi	April 30, 2021	71,423
In accordance with the compensation policy for the Chief Executive Officer, until he ceases to hold office Paul Hudson must retain a quantity of Sanofi shares equivalent to 50% of the capital gain calculated as of the vesting date of performance shares, net of taxes and social security/health insurance contributions that would apply in the event of a sale on that date (i.e. on
May 2, 2024, the delivery date), at the highest applicable marginal rate. Pursuant to that rule, Paul Hudson must retain 11,577 shares under the plan dated April 30, 2021.
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
The performance condition for the vesting of pension rights is linked to the attainment of the performance criteria for 2024 variable compensation. The Board of Directors, at its meeting of February 12, 2025, ascertained whether that performance condition had been met, noting that the global attainment level for the variable portion of Paul Hudson’s compensation for the
2024 financial year was 122.20%.
The annual gross contribution is paid as follows:
•50% as a gross insurance premium to the fund manager – the amount due to the fund manager with respect to 2024 is
€495,775; and
•50% to Paul Hudson, to indemnify him for the social security and tax charges for which he will become immediately liable. The amount due to Paul Hudson in respect of 2024 was set by the Board of Directors at its meeting of February 22, 2024 at €495,775.
Payment of those amounts is contingent on approval of the Chief Executive Officer’s compensation package by the shareholders in an Ordinary General Meeting, on the terms stipulated in Article L. 22-10-34 II of the French Commercial Code.
Social welfare and health insurance
Paul Hudson is subject to, benefits from and contributes to the same health cover, and death and disability plans, as are applicable to other employees of Sanofi based in France. He also benefits from an unemployment insurance scheme.
Benefits in kind
The benefits in kind received by Paul Hudson in 2024 were valued at €13,497, and correspond to a company car with a driver.

144	SANOFI FORM 20-F 2024

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
For 2024, the variable component consisted of three elements:
•attainment of quantitative objectives (accounting for 60%) measured at consolidated level: sales growth 20%, business earnings per share (Business EPS) 20%, research and development outcomes 10%, and free cash flow (FCF) 10%;
•attainment of corporate social responsibility (CSR) objectives measured at consolidated level (accounting for 10%); and
•attainment of individual quantitative and qualitative objectives (accounting for 30%).
The indicators used are intended to measure Sanofi’s annual performance objectives; individual objectives; the attainment of human capital objectives (such as gender representation in senior executive roles and transformation of the corporate culture to align with the Play to Win strategy; and an objective relating to the reduction in Sanofi's carbon footprint.
In addition, Executive Committee members may be awarded performance shares.
For 2024, the total gross compensation paid and accrued in respect of members of the Executive Committee (excluding the
Chief Executive Officer) was €21 million, of which €9 million was fixed compensation.
A total of 298,471 performance shares were awarded in 2024 to members of the Executive Committee (excluding the award to the Chief Executive Officer). No stock options were awarded to members of the Executive Committee or the Chief Executive
Officer in 2024.
In compliance with the AFEP-MEDEF Code, all awards are contingent upon four internal criteria: business earnings per share
(Business EPS), free cash flow (FCF), a CSR criterion, and a new criterion linked to the R&D pipeline. An external criterion based on total shareholder return (TSR) is also applied. Those criteria were selected because they align equity-based compensation with the strategy adopted by Sanofi. The Board believes that the performance conditions applied are good indicators of shareholder value creation in terms of the quality of investment decisions and the commitment to deliver exacting financial results in a difficult economic environment.
The arrangements relating to these awards are as follows:
•The performance criterion based on business earnings per share (Business EPS) accounts for 35% of the award.  Business EPS represents Sanofi's “business net income” divided by the number of Sanofi shares; this criterion corresponds to the average actual-to-budget ratio of Business EPS attained over the entire period. Budgeted business net income is derived from the budget as approved by the Board of Directors at the beginning of each financial year. The Business EPS objective may not be lower than the bottom end of the full-year guidance range publicly announced by Sanofi at the beginning of each year. If the ratio is less than 95% of the objective, the corresponding performance shares are forfeited.

Business EPS actual-to-budget attainment level (B)	Business EPS allocation rate
If B is < 95%	0%
If B = 95%	50%
If B is > 95% but < 98%	(50 + [(B –95) x 16])%
If B is ≥ 98% but ≤ 105%	B%
If B is > 105% but < 110%	(105 + [(B –105) x 3])%
If B is ≥ 110%	120%
•The FCF criterion accounts for 25% of the award. It represents the average actual-to-budget ratio of FCF attained over the entire period. The award is based on a target FCF, below which some or all performance shares are forfeited.

FCF actual-to-budget attainment level (F)	FCF allocation rate
If F is ≤ 70%	0%
If F is > 70% but < 80%	[(F – 70) x 5]%
If F = 80%	50%
If F is > 80% but < 100%	(50 + [(F – 80) x 2.5])%
If F = 100%	100%
If F is > 100% but < 120%	F%
If F is > 120%	120%
•The criterion based on Total Shareholder Return (“TSR”) Rank Improvement accounts for 20% of the award.

SANOFI FORM 20-F 2024	145

PART I
ITEM 6. Directors, Senior Management and Employees
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
•The criterion based on CSR accounts for 10% of the award, and is linked to attainment of (i) annual objectives over a three-
year period and (ii) a "stretch" objective, linked to the following pillars:
1.Affordable Access: providing essential medicines to non-communicable disease patients through Sanofi Global Health;
2.Planet Care - Carbon Footprint Reduction, scopes 1 & 2 (% CO2 emissions reduction vs 2019).
Attainment of each annual CSR objective will generate one performance point; a maximum of three points (plus one bonus point for the "stretch" objective) may be obtained for each pillar. For each criterion, attainment of the 2025 objectives will generate three points, even if the annual objectives are not attained.
•The R&D pipeline criterion, accounting for 10% of the award, corresponds to the attainment levels of two equally-weighted performance indicators measured over a three-year period:
1.Clinical Trial Readouts (CTRs) - the number of clinical trial results based on forecast pipeline deliveries;
2.Regulatory Approvals – the number of regulatory approvals obtained for new molecular entities (NMEs), new vaccine entities (NVEs) or line extensions in key markets, relative to forecast pipeline deliveries.
•The number of performance shares vesting depends on the overall allocation rate, which for each period is the weighted average of the Business EPS allocation rate (35%), the FCF allocation rate (25%), the TSR allocation rate for the period (20%), the CSR allocation rate (10%), and the R&D allocation rate (10%).
•A multiplier is applied that will uplift the number of performance shares vesting by 10% if (i) the maximum TSR allocation rate is attained and (ii) Sanofi ranks higher than or equal to the median for the TSR benchmark panel at the endpoint.
•In order to align equity-based compensation with medium-term performance, performance is measured over three financial years.
•Vesting is subject to a non-compete clause.
•The entire award is forfeited in the event of resignation, or dismissal for gross or serious misconduct;
•In the event of (i) individual dismissal other than for gross or serious misconduct, (ii) retirement before the age of 60, (iii) the beneficiary’s employer ceasing to be part of the Sanofi group or (iv) termination of employment contract under the terms of a collective separation plan initiated by the employer in accordance with locally applicable legislation or measures approved by local authorities, the overall allocation percentage is apportioned on a pro rata time basis to reflect the amount of time the person remained with the Sanofi group during the vesting period.
•If any of the following events occur, full rights to the award are retained: (i) retirement on or after reaching the statutory retirement age, or after the age of 60 under any circumstances;; (ii) disability classified in the second or third categories as stipulated in Article L. 314-4 of the French Social Security Code; or (iii) death of the beneficiary.
Pension arrangements
The total amount accrued as of December 31, 2024 in respect of corporate pension plans for persons who have held an executive position during 2024 was €9 million. That amount includes an expense of €1 million recognized in profit or loss during 2024.
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
•the employee compensation used in the calculation is the full time equivalent (FTE) compensation of permanent employees with at least two financial years of uninterrupted employment;
•direct compensation includes fixed compensation awarded during the reference year, and variable compensation related to the previous year and paid during the reference year. All compensation amounts are gross amounts;

146	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
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
•2018 and 2019 figures have been restated for comparative purposes, to (i) exclude Sanofi’s equity-accounted share of
Regeneron’s net profits (see Note D.1. to our consolidated financial statements, included at Item 18. of this annual report) and
(ii) include the effects of IFRS 16;
•regular benchmarking reviews are conducted to ensure that the level of compensation awarded to our employees and CEO is competitive and consistent with pharmaceutical industry levels.
Comparison of compensation of Sanofi executive officers with employee compensation* (parent company and all direct and indirect subsidiaries located in France), and year-on-year change in compensation of corporate officers and employees with reference to the company’s performance

Chief Executive Officer(a)	2020 vs 2019	2021 vs 2020	2022 vs 2021	2023 vs 2022	2024 vs 2023
Change in compensation (%)	9.2%	-1.0%	20.5%	-1.5%	1.7%
Ratio versus average employee compensation	110.64	111.44	124.55	124.49	124.42
Year-on-year change in ratio (%)	3.8%	0.7%	11.8%	-0.1%	-0.1%
Ratio to median employee compensation	142.78	142.11	159.17	159.97	158.01
Year-on-year change in ratio (%)	5.5%	-0.5%	12.0%	0.5%	-1.2%

Chairman of the Board(b)	2020 vs 2019	2021 vs 2020	2022 vs 2021	2023 vs 2022	2024 vs 2023
Change in compensation (%)	14.1%	—%	—%	5.7%	3.7%
Ratio versus average employee compensation	9.98	10.15	9.41	10.09	10.28
Year-on-year change in ratio (%)	8.4%	1.7%	-7.3%	7.2%	1.9%
Ratio versus median employee compensation	12.87	12.94	12.03	12.97	13.06
Year-on-year change in ratio (%)	10.1%	0.5%	-7.1%	7.8%	0.7%

Employees	2020 vs 2019	2021 vs 2020	2022 vs 2021	2023 vs 2022	2024 vs 2023
Change in compensation (%)	5.2%	-1.7%	7.8%	-1.4%	1.8%
Company Performance
Financial criterion	BNI	BNI	BNI	BNI	BNI
Year-on-year change (%)	4.2%	11.8%	25.9%	-1.8%	0.2%
*Table based on the model table recommended in the AFEP guidance on compensation multiples (February 2021).
(a)2019: Olivier Brandicourt left office on August 31. Paul Hudson was appointed as CEO on September 1, 2019.
2020: The 2020 CEO compensation includes Paul Hudson’s 2020 fixed compensation (€1.3 million), his 2019 variable compensation as paid in 2020 and annualized (€1.95 million), and 75,000 performance shares awarded in 2020.
(b)Frédéric Oudéa (since May 25, 2023). Serge Weinberg’s term of office expired on May 25, 2023.
Based on full-time equivalent permanent employees of all Sanofi legal entities worldwide with at least two years of uninterrupted employment, the ratios for 2024 were as follows:
•CEO:
–ratio versus average compensation: 117.9; and
–ratio versus median compensation: 166.3.
•Chairman of the Board of Directors:
–ratio versus average compensation: 9.6; and
–ratio versus median compensation: 13.5.
These ratios were calculated on the basis of annualized basic compensation, variable compensation in respect of the previous year, and performance shares awarded during 2024, applying 2024 average exchange rates.

SANOFI FORM 20-F 2024	147

PART I
ITEM 6. Directors, Senior Management and Employees
C. Board Practices
Application of the AFEP-MEDEF Code
The corporate governance code applied by Sanofi is the December 2022 version of the AFEP-MEDEF Code which is available at
https://hcge.fr/le-code-afep-medef/.
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
Activities of the Board of Directors in 2024
During 2024, the Board of Directors met 14 times (including strategy seminars), with an overall attendance rate among Board members of 98%.
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
present. The primary purpose of such sessions is to evaluate the way the Board and its Committees operate, discuss the performance of the Chief Executive Officer, and debate succession planning. Three executive sessions were held in 2024: two one-hour sessions in January and February, and a 20-minute session in April.

148	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
In 2024, the main activities of the Board of Directors related to the following issues:

FINANCIAL STATEMENTS AND FINANCIAL MANAGEMENT
●
Review of the individual company and consolidated financial statements for the 2023 financial year and for the first half of 2024, review of the consolidated financial statements for the first three quarters of 2024, and review of draft press releases and presentations to analysts relating to the publication of those financial statements.

●	Projected 2024 accounting close, presentation of 2025 budget and 2025-2027 financial forecasts.
●	Review of forward-looking management documents.
●	Proposed dividend for the 2023 financial year.
●	Renewal of share repurchase program.
●	Formally recording the share capital, and amending the Articles of Association accordingly.
●	Delegation to the Chief Executive Officer of the power to issue bonds.
●	Authorizations in respect of guarantees, endorsements and sureties, and report on the use made of the authorizations granted in 2023.
OPERATIONS, STRATEGY AND RISK MANAGEMENT
●	Review of the minutes of the Strategy Committee and Scientific Committee meetings.
●	Update on risks, and review of risk management activity report and 2024 risk profile analysis.
●	Review of acquisition projects.
●	Update on business development projects.
«	Update on the Opella separation.
«	Update on vaccines.
«	Update on France, and the Manufacturing & Supply strategy.
«	Update on litigation (including Zantac).
«	Artificial intelligence and the use of data and IT systems.
APPOINTMENTS AND GOVERNANCE
●	Composition of the Board and its committees.
●	Review of director independence.
●	Review of management report, corporate governance report, and statutory auditors' reports.
●	Adoption of draft resolutions, the Board report on the resolutions, and special reports on awards of stock options and performance shares.
●	Annual evaluation of the work of the Board and its Committees.
●	Review of previously-approved related-party agreements.
●	Update on the Action 2024 employee share ownership plan.
«	Refresher on conflicts of interest policy.
COMPENSATION
●	Determination of the compensation of corporate officers: •review of the components of compensation paid in 2023; •determination of compensation policies.
●	Allocation of directors' compensation for 2023, and principles for the 2024 allocation.
●	Review of fixed and variable Executive Committee compensation for 2023 and 2024.
●	Adoption of performance share plans for 2024, sign-off on attainment of performance conditions for prior equity-based compensation plans.
CORPORATE SOCIAL RESPONSIBILITY
●	Monitoring of progress on the CSR strategy.
●	Monitoring of objectives for gender representation in executive bodies, and more generally of Sanofi's diversity policy in accordance with legislation.
●	Monitoring of Sanofi's equal pay and equal opportunity policy.
«	Ethics and corporate culture update – feedback on the "Your Voice" survey.
«	Implementation of the European Corporate Sustainability Reporting Directive (CSRD).

● Annual items	« Non-recurring items

SANOFI FORM 20-F 2024	149

PART I
ITEM 6. Directors, Senior Management and Employees
In addition, two strategy seminars were held, in April and October 2024, in which all members of the Executive Committee took part. The seminar gave directors an opportunity to address issues including:
•monitoring delivery of phase 2 of the the Play to Win strategy;
•feedback from “Strat Days” (a two-day Executive Committee meeting designed to address long-term strategic decisions);
•modernization of Manufacturing & Supply;
•R&D transformation plan;
•mergers & acquisitions in the pharmaceutical market over the past few years;
•update on mergers & acquisitions strategy;
•in-depth review of mRNA; and
•emerging markets strategy, especially in China.
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
Audit Committee
Composition of the Committee in 2024

Audit Committee
	Composition as of January 1, 2024	Composition as of December 31, 2024
Chair	Fabienne Lecorvaisier (independent director)	Carole Ferrand (independent director)(b)
Members	Christophe Babule(a) Carole Ferrand (independent director) Diane Souza (independent director)	Christophe Babule(a) Clotilde Delbos (independent director)(c) Fabienne Lecorvaisier (independent director) Anne-Françoise Nesmes (independent director)(c)
	Proportion of independent directors: 75% (3/4)	Proportion of independent directors: 80% (4/5)
(a)This table only refers to independence as defined under the AFEP-MEDEF Code. However, Christophe Babule is independent for the purposes of the
NASDAQ Listing Rules and Rule 10A-3 under the Exchange Act.
(b)Carole Ferrand was appointed as Chair of the Audit Committee by a Board decision of April 30, 2024 to facilitate the handover with Fabienne
Lecorvaisier, whose term of office as member of the board and Chair of the Audit Committee will expire at the close of the Annual General Meeting called to approve the financial statements for the year ended December 31, 2024.
(c)Clotilde Delbos and Anne-Françoise Nesmes were appointed members of the Audit Committee by a Board decision of April 30, 2024.
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
Since December 2023, our Audit Committee has been tasked with reviewing the process for the preparation and certification of sustainability disclosures. In fulfilling that role, the Audit Committee works in conjunction with the Appointments, Governance and
CSR Committee. Collectively, the two committees determined the material sustainability issues facing Sanofi.
Operation of the Committee
In addition to the statutory auditors, the principal financial officers, the Senior Vice President Group Internal Audit and other members of the senior management team attend meetings of the Audit Committee.
The statutory auditors attend all meetings of the Audit Committee; they presented their opinions on the annual and half-year financial statements at the Committee meetings of January 30 and July 23, 2024, respectively. The Committee meets regularly with the statutory auditors without management present.
The Chair of the Committee also meets regularly with certain members of management, in particular the heads of Internal Audit,
Risk Management and Ethics/Compliance.
For information about Audit Committee oversight of internal control and risks relating to the processing of accounting and financial information, refer to “Item 15. Controls and Procedures.”

150	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
Work of the Committee in 2024
The work of the Committee in 2024 is summarized below:

FINANCIAL POSITION
●
Preliminary review of the individual company and consolidated financial statements for the 2023 financial year, review of the individual company and consolidated financial statements for the first half of 2024, review of the consolidated financial statements for the first three quarters of 2024, and review of draft press releases.

●	Financial position of Sanofi, indebtedness and liquidity, off balance sheet commitments.
INTERNAL AUDIT, INTERNAL CONTROL AND RISK MANAGEMENT
●
Review of the work of the Internal Control function and evaluation of that work for 2023 as certified by the statutory auditors pursuant to
Section 404 of the Sarbanes-Oxley Act, and examination of the 2023 annual report on Form 20-F.

●
Principal risks (risk management and risk profiles) including CSR risks; Risk Committee report for 2024; tracking of whistleblowing and material compliance investigations; review of emerging risks, including geopolitical and macroeconomic risks; review of tax risks and deferred tax assets;
review of material litigation.

●
Conclusions of Sanofi senior management on internal control procedures and review of the 2023 Management Report, in particular the description of risk factors in the Universal Registration Document and annual report on Form 20-F.

●	Internal audit report for 2024 and audit program for 2025.
●	Reporting on guarantees, endorsements and sureties.
●	Cybersecurity.
«	Update on end-to-end global supply chain.
«	Update on crisis management and business continuity.
«	Update on the combatting falsified medicines.
«	Ethics and data protection.
STRATEGY AND COMPENSATION
●	Presentation of 2025 budget.
●	Review of attainment of performance conditions for 2021 equity-based compensation plans.
«	Update on financial strategy.
«	Proposed separation of Opella business – financial and tax implications.
COMPLIANCE, BUSINESS ETHICS AND CSR
●	Review of European Green Taxonomy indicators included in the Universal Registration Document.
●	Audit plan for sustainability disclosures under the CSRD.
●	Progress report on CSRD implementation.
●	Joint meeting with Appointments, Governance and CSR Committee on CSRD implementation.
«	Update on business ethics and compliance.
«	Update on governance and management of third parties.
RELATIONS WITH STATUTORY AUDITORS
●	Audit engagements and fees.
●	Review and budget for non-audit services (audit-related services, tax, and other).

● Annual items	« Non-recurring items
On October 31, 2024, the Audit Committee and the Appointments, Governance and CSR Committee held a joint meeting on the implementation of the European Corporate Sustainability Reporting Directive (CSRD), dealing with the following issues:
•overview of the CSRD;
•presentation of internal governance structures supporting CSRD implementation;
•update on double materiality and Impacts/Risks/Opportunities (IRO);
•interactions with the external auditors; and
•next steps.
Attendance rates in 2024
The Audit Committee met seven times in 2024, including meetings immediately prior to the Board meetings that approved the financial statements. Committee members had an attendance rate of 97%.

SANOFI FORM 20-F 2024	151

PART I
ITEM 6. Directors, Senior Management and Employees
Appointments, Governance and CSR Committee
Composition of the Committee in 2024

Appointments, Governance and CSR Committee
	Composition as of January 1, 2024	Composition as of December 31, 2024(a)
Chair	Gilles Schnepp (independent director)	Gilles Schnepp (independent director)
Members	Lise Kingo (independent director) Patrick Kron (independent director) Barbara Lavernos Frédéric Oudéa (independent director)	Lise Kingo (independent director) Patrick Kron (independent director) Barbara Lavernos Frédéric Oudéa (independent director)
	Proportion of independent directors: 80% (4/5)	Proportion of independent directors: 80% (4/5)
(a) Patrick Kron was appointed temporarily as Chair of the Appointments, Governance & CSR Committee by a Board decision of December 19, 2024 with effect from January 1, 2025, to replace Gilles Schnepp who left office on December 31, 2024.
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
Work of the Committee in 2024
The work of the Appointments, Governance and CSR Committee during 2024 covered the following issues:

APPOINTMENTS
●	Succession planning for the Chairman, Chief Executive Officer and Executive Committee.
●	Changes to the composition of the Board and its committees.
●	Review of expiring terms of office, and appointment of new Board members.
GOVERNANCE
●	Update on annual evaluation of the Board and its committees.
●	Review of director independence.
●	Review of management report and corporate governance report in the 2023 Universal Registration Document and annual report on Form 20-F.
●	Governance roadshows with key Sanofi investors, and analysis of the policies of proxy advisors.
«	Review of Board competencies matrix.
CSR
●	Annual overview
●	Review of the CSR chapter in the 2023 Universal Registration Document.
«	New sustainable development strategy.
«	Sustainable procurement and human rights.
«	Update on environmental issues.
«	Joint meeting with Audit Committee on implementation of the Corporate Sustainability Reporting Directive (CSRD).
«	Update on Foundation S.

● Annual items	« Non-recurring items
Attendance rates in 2024
The Committee met seven times in 2024, including a joint meeting with the Audit Committee, with an overall attendance rate of
94%.

152	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
Compensation Committee
Composition of the Committee in 2024

Compensation Committee
	Composition as of January 1, 2024	Composition as of December 31, 2024
Chair	Patrick Kron (independent director)	Patrick Kron (independent director)
Members	Rachel Duan (independent director) Wolfgang Laux Diane Souza (independent director)	Clotilde Delbos (independent director)(a) Rachel Duan (independent director) Wolfgang Laux
	Proportion of independent directors: 75% (3/4)	Proportion of independent directors: 75% (3/4)
(a)Clotilde Delbos was appointed as a member of the Audit Committee by a Board decision of April 30, 2024.
Work of the Committee in 2024
The work of the Compensation Committee during 2024 covered the following issues:

COMPENSATION OF CORPORATE OFFICERS
●	Components of the compensation of corporate officers (Chief Executive Officer and Chairman of the Board of Directors).
●	Review of performance conditions applicable to the compensation of the Chief Executive Officer, in particular CSR criteria.
●	Allocation of directors’ compensation for 2023, and review of general principles of the compensation policy applicable to directors.
●	Review of the disclosures about compensation contained in the corporate governance section of the 2023 Universal Registration Document and the annual report on Form 20-F, and of equal pay ratios.
●	Review of the draft "say on pay" resolutions to be submitted to the Annual General Meeting of April 30, 2024.
●	Governance roadshows with key Sanofi investors, and analysis of the policies of proxy advisors.
«	Review of the structure of the Chief Executive Officer's compensation, and objectives for 2025.
EQUITY-BASED COMPENSATION
●	Implementation of equity-based compensation plans awarded in prior years (sign-off on attainment of performance conditions for 2021 plans).
«	Introduction of a new R&D criterion into the 2024 long-term incentive plan for the Chief Executive Officer.
EMPLOYEE SHARE OWNERSHIP
●	Status report and analysis of 2024 employee share ownership plan.
●	Consideration of next employee share ownership plan, and implementation of Action 2025 plan.
EXECUTIVE COMMITTEE COMPENSATION
●	Monitoring of fixed and variable compensation of Executive Committee members in 2023 and 2024.
«	Terms for incoming and outgoing Executive Committee members.

● Annual items	« Non-recurring items
When the Committee discusses the compensation policy for members of senior management who are not corporate officers,
i.e. the members of the Executive Committee, the Committee invites the Chief Executive Officer to attend.
Attendance rates in 2024
The Committee met three times in 2024, with an overall attendance rate of 100%.
Strategy Committee
Composition of the Committee in 2024

Strategy Committee
	Composition as of January 1, 2024	Composition as of December 31, 2024(a)
Chair	Frédéric Oudéa (independent director)	Frédéric Oudéa (independent director)
Members	Paul Hudson Patrick Kron (independent director) Barbara Lavernos Gilles Schnepp (independent director)	Paul Hudson Patrick Kron (independent director) Barbara Lavernos Gilles Schnepp (independent director) Antoine Yver(b)
	Proportion of independent directors: 60% (3/5)	Proportion of independent directors: 66% (4/6)
(a)Jean-Paul Kress was appointed as member of the Strategy Committee by a Board decision of December 19, 2024, with effect from January 1, 2025, to replace Gilles Schnepp who left office on December 31, 2024.
(b)Antoine Yver was appointed as a member of the Strategy Committee by a Board decision of April 30, 2024.

SANOFI FORM 20-F 2024	153

PART I
ITEM 6. Directors, Senior Management and Employees
Work of the Committee in 2024
During 2024, the Committee's work included the following key issues:

●	Divestment and acquisition projects, and business development priorities.
●	Update on phase 2 of the Play to Win strategy.
«	Update on the Opella separation, including options review.
«	Review of the Opella business plan.
«	Update on investments in Manufacturing & Supply projects.
«	Update on the transformation plan for France.

● Annual items	« Non-recurring items
Attendance rates in 2024
The Committee met five times in 2024, with an overall attendance rate of 93%.
Scientific Committee
Composition of the Committee in 2024

Scientific Committee
	Composition as of January 1, 2024	Composition as of December 31, 2024(a)
Chair	Thomas Südhof (independent director)	Antoine Yver (independent director)
Members	Frédéric Oudéa (independent director) Emile Voest (independent director) Antoine Yver (independent director)	Frédéric Oudéa (independent director) John Sundy (independent director) Emile Voest (independent director)
	Proportion of independent directors: 100% (4/4)	Proportion of independent directors: 100% (4/4)
(a)Jean-Paul Kress was appointed as a member of the Scientific Committee by a Board decision of December 19, 2024, with effect from January 1, 2025.
For the current composition of the Committee, refer to the Governance section of our corporate website: https://www.sanofi.com/en..
(b)Antoine Yver was appointed as Chair of the Scientific Committee by a Board decision of April 30, 2024.
Work of the Committee in 2024
During 2024, the Committee’s work included the following key issues:

●	Review of product portfolio.
●	Review of acquisition and alliance projects.
●	Update on Vaccines.
●	Update on R&D transformation and roadmap.
«	Update on R&D in France.
«	Update on Centers of Excellence.
«	Update on fundamental research and early-stage development in immunology and inflammation including risk review, M&A/business development strategy, and white space analysis.

● Annual items	« Non-recurring items
Attendance rates in 2024
The Committee met six times in 2024, with an overall attendance rate of 90%.

154	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
D. Employees
Number of Employees(a)
In 2024, Sanofi employed 82,878 people worldwide, 3,210 fewer than in 2023. The tables below give a breakdown of employees by geographical area and function as of December 31, 2024, 2023 and 2022.
Employees by Geographical Area(a)

	As of December 31,
	2024	%	2023	%	2022	%
Europe	41,193	50%	42,115	49%	42,151	47%
United States	12,898	16%	13,418	16%	13,761	15%
Rest of the World	28,787	35%	30,555	35%	33,912	38%
Total	82,878	100.0%	86,088	100.0%	89,824	100.0%
Employees by Function(a)

		As of December 31,
		2024	2023	2022
Biopharma	General Medicines	10,039	11,784	15,290
	Go To Market Capabilities	1,330	N/A	N/A
	Specialty Care	7,459	9,694	9,411
	Vaccines	5,103	5,444	15,541
	Research and Development	8,940	9,257	9,449
	Manufacturing and Supply	28,450	29,184	21,441
	Corporate Functions	11,186	10,078	9,803
	Sub-total Biopharma	72,507	75,441	80,935
Opella	Consumer Healthcare -Opella	10,371	10,647	8,889
	Total	82,878	86,088	89,824
(a)Employees on garden leave and Executive Committee  management level are excluded from the data.
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
Sanofi encourages employees to voice their opinions, help create a stimulating work environment and take part in decisions aiming to improve the way we work. These efforts reflect one of the principles of the Social Charter, whereby improving working conditions and the necessary adaptation to our business environment go hand-in-hand.

SANOFI FORM 20-F 2024	155

PART I
ITEM 6. Directors, Senior Management and Employees
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
In June 2023, we entered into a new fixed-term statutory profit-sharing agreement for the 2023, 2024 and 2025 financial years, which applies to all employees of our French companies. Under the agreement, Sanofi pays collective variable compensation determined on the basis of the more favorable of (i) growth in consolidated net sales (at constant exchange rates and on a constant structure basis) or (ii) the ratio of business operating income to net sales on a reported basis (BOI margin). For each of those criteria, a matrix determines what percentage of total payroll is to be allocated to the scheme. An additional sum capped at
0.5% of total payroll may also be distributed, determined on the basis of two CSR-related performance conditions, each weighted at 0.25%:
•a criterion reflecting progress in environmental matters (reduction in Sanofi greenhouse gas emissions worldwide); and
•a social responsibility criterion: the number of employees in France registered on Sanofi-referenced volunteering programs.
This overall allocation is reduced by the amount required by law to be transferred to a special profit-sharing reserve. The balance is then distributed between the employees unless the transfer to the reserve equals or exceeds the maximum amount determined under the specified criteria, in which case no profit share is paid to the employees.
No distribution was made under the voluntary scheme in 2024 in respect of 2023.
Statutory scheme
The statutory scheme (participation des salariés aux résultats de l’entreprise) is a French legal obligation for companies with more than 50 employees that made a profit in the previous financial year.
The amount distributed by our French companies in 2024 in respect of the statutory scheme for the year ended December 31,
2023 represented 10.62% of total payroll.
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
In 2024, 92% of the employees who benefited from the profit-sharing schemes opted to invest in the collective savings scheme, and nearly 80% opted to invest in the collective retirement savings scheme.
Sanofi supplements the amount invested by employees in these schemes by making a top-up contribution.
In 2024, €141.3 million and €58.1 million were invested in the collective savings scheme and the collective retirement savings scheme respectively through the voluntary and statutory schemes, and through top-up contributions.
Employee share ownership
As of December 31, 2024, shares held under the collective savings scheme or in registered form by employees of Sanofi, employees of related companies and former employees amounted to 2.9% of our share capital.
For more information about our most recent employee share ownership plan, refer to “Item 10. Additional Information — Changes in Share Capital — Increases in Share Capital”.

156	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
E. Share Ownership
Senior Management
Members of the Executive Committee hold shares of our Company amounting in the aggregate to less than 1% of our share capital.
Existing Option Plans as of December 31, 2024
In 2019, the Board of Directors reviewed Sanofi’s compensation policy and decided that stock options would no longer be awarded from 2020 onwards. That decision was taken to standardize the terms of equity-based compensation awards within
Sanofi, and in response to feedback from some shareholders and proxy advisors who had concerns about stock options given their dilutive effect and potential unintended consequences.
Share Purchase Option Plans
As of December 31, 2024 there were no stock purchase option plans outstanding.
Share Subscription Option Plans

Source	Date of shareholder authorization	Date of grant	Total number of options granted	to corporate officers(a)	to the 10 employees awarded the most options(b)	Start date of exercise period	Expiry date	Exercise price (€)	Number of shares subscribed as of 12/31/2024	Number of options canceled as of 12/31/2024(c)	Number of options outstanding
Sanofi	May 3, 2013	Mar 5, 2014	769,250	—	364,500	Mar 6, 2018	Mar 5, 2024	73.48	666,625	102,625
Sanofi	May 3, 2013	Mar 5, 2014	240,000	240,000	—	Mar 6, 2018	Mar 5, 2024	73.48	193,440	46,560
Sanofi	May 3, 2013	Jun 24, 2015	12,500	—	12,500	Jun 25, 2019	Jun 24, 2025	89.38	2,250	8,500	1,750
Sanofi	May 3, 2013	Jun 24, 2015	202,500	—	202,500	Jun 25, 2019	Jun 24, 2025	89.38	45,000		157,500
Sanofi	May 3, 2013	Jun 24, 2015	220,000	220,000	—	Jun 25, 2019	Jun 24, 2025	89.38	178,464	41,536
Sanofi	May 4, 2016	May 4, 2016	17,750	—	17,750	May 5, 2020	May 4, 2026	75.90	4,500	9,750	3,500
Sanofi	May 4, 2016	May 4, 2016	165,000	—	165,000	May 5, 2020	May 4, 2026	75.90	82,500		82,500
Sanofi	May 4, 2016	May 4, 2016	220,000	220,000	—	May 5, 2020	May 4, 2026	75.90	128,750	41,250	50,000
Sanofi	May 10, 2017	May 10, 2017	158,040	—	157,140	May 11, 2021	May 10, 2027	88.97	34,184	44,276	79,580
Sanofi	May 10, 2017	May 10, 2017	220,000	220,000	—	May 11, 2021	May 10, 2027	88.97		42,570	177,430
Sanofi	May 2, 2018	May 2, 2018	220,000	220,000	—	May 3, 2022	May 3, 2028	65.84		51,216	168,784
Sanofi	Apr 30, 2019	Apr 30, 2019	220,000	220,000	—	May 1, 2023	Apr 30, 2029	76.71		6,600	213,400
(a)Comprises the Chief Executive Officer, and any Deputy Chief Executive Officers or members of the Management Board in office at the date of grant.
(b)In office at the date of grant.
(c)Includes 293,812 options cancelled due to partial non-fulfillment of performance conditions.
In 2024, 23,187 stock options were exercised by individuals who were Executive Committee members as of December 31, 2024.
The plan involved post-dates the creation of the Executive Committee (Sanofi plan of March 5, 2014, exercise price €73.48).
As of December 31, 2024, a total of 934,444 stock subscription options remained outstanding. As of the same date,
934,444 options were immediately exercisable.
Existing Performance Share Plans as of December 31, 2024
The Board of Directors awards shares to certain employees in order to give them a direct stake in our future and performances via trends in the share price, as a partial substitute for the granting of stock options.
Shares are awarded to employees by the Board of Directors on the basis of a list submitted to the Compensation Committee. The
Board of Directors sets terms of the awards, including continuing employment conditions and performance conditions (measured over three financial years).
The employee plans have a three-year vesting period, with no lock-up period.
•At its meeting of April  30, 2024, the Board of Directors awarded a share performance plan, cascaded down into three sub-plans:
–a plan under which 470 beneficiaries classified as “Senior Executives” were awarded a total of 1,394,478 shares;
–a plan under which 8,234 beneficiaries not classified as “Senior Executives” were awarded a total of 2,888,502 shares;
–a plan under which 82,500 performance shares were awarded to the Chief Executive Officer.
Of the 8,705 beneficiaries, 50% were women.
•At its meeting of December 4, 2024, the Board of Directors awarded a share performance plan, cascaded down into two sub-
plans:
–a plan under which 15 beneficiaries classified as “Senior Executives” were awarded a total of 82,222 performance shares;
–a plan under which five beneficiaries not classified as “Senior Executives” were awarded a total of 6,649 performance shares.

SANOFI FORM 20-F 2024	157

PART I
ITEM 6. Directors, Senior Management and Employees
Of those 20 beneficiaries, 40% were women.
The entirety of those awards is contingent upon criteria based on business net income (BNI), free cash flow (FCF) and Corporate
Social Responsibility (CSR); in the case of employees classified as “Senior Executives”, two additional criteria based on (i) total shareholder return (TSR) and (ii) the R&D allocation rate were added, accounting for respectively 20% and 10% of the total.
Vesting is subject to a non-compete clause.
The number of shares awarded to the Chief Executive Officer in 2024 represents 0.4% of the total limit approved by our shareholders at the Annual General Meeting of April 30, 2024 (1.5% of our share capital) and 1.85% of the total amount awarded to all beneficiaries in 2024.
The 2024 awards represent a dilution of approximately 0.21% of our undiluted share capital as of December 31, 2024.
Not all of our employees were awarded performance shares, but a new voluntary profit-sharing agreement was signed in June
2023, which gives all of our employees an interest in Sanofi’s performance (for more details refer to “— Profit-Sharing Schemes,
Employee Savings Schemes and Employee Share Ownership” above).
Performance Share Plans

Source	Date of shareholder authorization	Date of award	Total number of shares awarded	to corporate officers(a)	to the 10 employees awarded the most shares(b)	Start date of vesting period(c)	Vesting date	End of lock- up period	Number of shares vested as of 12/31/2024	Number of rights canceled as of 12/31/2024(d)	Number of shares not yet vested
Sanofi	April 30, 2021	April 30, 2021	1,614,023	—	19,407	April 30, 2021	May 01, 2024	May 01, 2024	1,280,302	333,721	—
Sanofi	April 30, 2021	April 30, 2021	701,824	—	163,877	April 30, 2021	May 01, 2024	May 01, 2024	468,036	233,788	—
Sanofi	April 30, 2021	April 30, 2021	595,878	—	10,918	April 30, 2021	May 01, 2024	May 01, 2024	556,745	39,133	—
Sanofi	April 30, 2021	April 30, 2021	497,695	—	150,339	April 30, 2021	May 01, 2024	May 01, 2024	429,739	67,956	—
Sanofi	April 30, 2021	April 30, 2021	75,000	75,000	—	April 30, 2021	May 01, 2024	May 01, 2024	71,423	3,577	—
Sanofi	April 30, 2021	October 27, 2021	13,521	—	13,521	October 27, 2021	October 28, 2024	October 28, 2024	10,917	2,604	—
Sanofi	April 30, 2021	May 03, 2022	2,000,627	—	25,882	May 03, 2022	May 03, 2025	May 04, 2025	1,295	265,897	1,733,435
Sanofi	April 30, 2021	May 03, 2022	1,146,431	—	192,542	May 03, 2022	May 03, 2025	May 04, 2025		227,001	919,430
Sanofi	April 30, 2021	May 03, 2022	82,500	82,500	—	May 03, 2022	May 03, 2025	May 04, 2025			82,500
Sanofi	April 30, 2021	December 14, 2022	90,580	—	77,111	December 14, 2022	December 14, 2025	December 15, 2025		1,206	89,374
Sanofi	April 30, 2021	December 14, 2022	10,335	—	10,335	December 14, 2022	December 14, 2025	December 15, 2025		267	10,068
Sanofi	April 30, 2021	May 25, 2023	2,425,047	—	25,417	May 25, 2023	May 25, 2026	May 25, 2026	820	236,854	2,187,373
Sanofi	April 30, 2021	May 25, 2023	1,209,790	—	192,417	May 25, 2023	May 25, 2026	May 25, 2026		164,801	1,044,989
Sanofi	April 30, 2021	May 25, 2023	82,500	82,500	—	May 25, 2023	May 25, 2026	May 25, 2026			82,500
Sanofi	April 30, 2021	December 13, 2023	58,347	—	58,347	December 13, 2023	December 14, 2026	December 14, 2026			58,347
Sanofi	April 30, 2021	December 13, 2023	944	—	944	December 13, 2023	December 14, 2026	December 14, 2026			944
Sanofi	April 30, 2024	April 30, 2024	2,888,502	—	25,656	April 30, 2024	May 01, 2027	May 02, 2027		104,300	2,784,202
Sanofi	April 30, 2024	April 30, 2024	1,394,478	—	244,434	April 30, 2024	May 01, 2027	May 02, 2027		43,646	1,350,832
Sanofi	April 30, 2024	April 30, 2024	82,500	82,500	—	April 30, 2024	May 01, 2027	May 02, 2027			82,500
Sanofi	April 30, 2024	December 04, 2024	6,649	—	6,649	December 04, 2024	December 05, 2027	December 06, 2027			6,649
Sanofi	April 30, 2024	December 04, 2024	82,222	—	76,702	December 04, 2024	December 05, 2027	December 06, 2027			82,222
(a)Comprises the Chief Executive Officer, and any Deputy Chief Executive Officers or members of the Management Board in office at the date of grant.
(b)In office at the date of grant.
(c)Subject to the conditions set.
(d)48,885 rights were cancelled due to partial non-fulfillment of performance condition.
As of December 31, 2024, 10,515,365 shares had not yet vested pending fulfillment of performance conditions.

158	SANOFI FORM 20-F 2024

PART I
ITEM 6. Directors, Senior Management and Employees
Shares Owned by Members of the Board of Directors
As of December 31, 2024, members of our Board of Directors held in the aggregate 155,251 shares, or under 1% of the share capital and of the voting rights, excluding the beneficial ownership of 118,227,307 shares held by L’Oréal as of such date which may be attributed to Barbara Lavernos or Christophe Babule (who disclaim beneficial ownership of such shares).
Transactions in Shares by Members of the Board of Directors and Equivalent Persons in 2024 and
early 2025
As far as Sanofi is aware, transactions in our securities carried out during 2024 and early 2025 by (i) Board members,
(ii) executives with the power to make management decisions affecting our future development and corporate strategy and
(iii) persons with close personal ties to such individuals (as per Article L. 621-18-2 of the French Monetary and Financial Code),
were as follows:
•April 26, 2024: Antoine Yver, director, acquired 1,000 shares at a price of €91.38 per share, and concomitantly sold
2,000 ADSs (American Depositary Shares);
•May 2, 2024: Paul Hudson, Chief Executive Officer, acquired 71,423 restricted shares;
•June 21, 2024: John Sundy, director, acquired 887 ADSs at a price of $46.94 per ADS;
•September 16, 2024: Anne-Françoise Nesmes, director, acquired 533 shares at a price of £87.02 per share;
•October 31, 2024: Clotilde Delbos, director, acquired 500 shares at a price of €97.53 per share;
•February 4, 2025: Jean-Paul Kress, director, acquired 2,000 ADSs at a price of $53.12 per ADS.
F. Disclosure of action to recover erroneously awarded compensation
N/A

SANOFI FORM 20-F 2024	159

PART I
ITEM 7. Major Shareholders and Related Party Transactions
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The table below shows the ownership of our shares as of January 31, 2025, indicating the beneficial owners of our shares. To the best of our knowledge and on the basis of the notifications received as disclosed below, except for L’Oréal and BlackRock, Inc., no other shareholder currently holds more than 5% of our share capital or voting rights.

	Total number of issued shares		Actual number of voting rights (excluding treasury shares)(e)		Theoretical number of voting rights (including treasury shares)(f)
	Number	%	Number	%	Number	%
L’Oréal(a)	118,227,307	9.36	236,454,614	16.69	236,454,614	16.58
BlackRock(b)	87,967,799	6.96	87,967,799	6.21	87,967,799	6.17
Employees(c)	32,197,639	2.55	67,419,659	4.76	67,419,659	4.73
Public	1,015,198,895	80.37	1,024,583,360	72.34	1,024,583,360	71.85
Treasury shares(a)(d)	9,531,081	0.75	—	—	9,531,081	0.67
Total	1,263,122,721	100	1,416,425,432	100	1,425,956,513	100
(a) On February 2, 2025, Sanofi and L'Oréal entered into a share buyback agreement pursuant to which Sanofi repurchased 29,556,650 shares from
L’Oréal, a significant shareholder, at €101.50 per share, for a total amount of approximately €3 billion. After the transaction and cancellation of the shares, L’Oréal will hold 7.2% of Sanofi’s share capital and 13.1% of its  voting rights (excluding treasury shares). The transaction closed on February 5,
2025. Sanofi will cancel the shares acquired from L'Oréal at the latest on April 29, 2025. For more information, see "Item 8. Financial Information - B.
Significant Changes".
(b)Based on BlackRock’s declaration dated January 23, 2025.
(c)Shares held by the employees according to article L.225-102 of the French Commercial Code.
(d)Number of shares repurchased as of January 31, 2025 under the share repurchase program in force.
(e)Based on the total number of voting rights as of January 31, 2025.
(f)Based on the total number of voting rights as of January 31, 2025 as published in accordance with Article 223-11 and seq. of the General Regulations of the Autorité des marchés financiers (i.e. including treasury shares, the voting rights of which are suspended).
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
During the year ended December 31, 2024 we did not receive any share ownership declarations informing us that a legal threshold had been passed, as required under Article L. 233-7 of the French Commercial Code.
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
Since January 1, 2025 Sanofi has received declarations of the passing of share ownership as required under the Articles of
Association; and one share ownership declaration was received informing us that a legal threshold had been passed (in which
L'Oréal declared that on February 5, 2025, it had passed below the 15% threshold in terms of voting rights, and holds 7.02% of our share capital and 12.73% of our voting rights).

160	SANOFI FORM 20-F 2024

PART I
ITEM 7. Major Shareholders and Related Party Transactions
As of December 31, 2024, Sanofi had approximately 27,247 shareholders listed in its share register, representing approximately
13.20% of issued shares. Based on the Sanofi share register and excluding treasury shares, approximately 98.40% of the shares registered by name were held in France, and approximately 0.011% were held in the United States. In France, our country of incorporation, there were 11,552 identified shareholders of record. In the United States, our host country, there were 53 identified shareholders of record and 17,526 identified ADS holders of record.
Shareholders’ Agreement
We are unaware of any shareholders’ agreement currently in force.
B. Related Party Transactions
See Note D.33. to our consolidated financial statements included at Item 18. of this annual report.
On February 2, 2025, Sanofi and L'Oréal entered into a share buyback agreement pursuant to which Sanofi repurchased
29,556,650 shares from L’Oréal, a significant shareholder, at €101.50 per share, for a total amount of approximately €3 billion.
After the transaction and cancellation of the shares, L’Oréal will hold 7.2% of Sanofi’s share capital and 13.1% of its actual voting rights (excluding treasury shares). The transaction closed on February 5, 2025. Sanofi will cancel the shares acquired from L'Oréal at the latest on April 29, 2025. For more information, see "Item 8. Financial Information - B. Significant Changes".
C. Interests of Experts and Counsel
N/A

SANOFI FORM 20-F 2024	161

PART I
ITEM 8. Financial Information
Item 8. Financial Information
A. Consolidated Financial Statements and Other Financial Information
Our consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022 are included in this annual report at “Item 18. Financial Statements.”
Dividends on ordinary shares
We paid annual dividends for the years ended December 31, 2020, 2021, 2022 and 2023 and our shareholders will be asked to approve the payment of an annual dividend of €3.92 per share for the 2024 fiscal year at our next annual shareholders’ meeting.
If approved, this dividend will be paid on May 15, 2025.
We expect that we will continue to pay regular dividends based on our financial condition and results of operations. The proposed 2024 dividend equates to a distribution of 55.0% of our business net income. For information on the non-IFRS financial measure “business earnings per share” see “Item 5. Operating and Financial Review and Prospects — Business Net Income.”
The following table sets forth information with respect to the dividends paid by our Company in respect of the 2020, 2021, 2022 and 2023 fiscal years and the dividend that will be proposed for approval by our shareholders in respect of the 2024 fiscal year at our April 30, 2025 shareholders’ meeting.

	2024	(a)	2023	2022	2021	(b)	2020
Dividend per Share (€)	3.92		3.76	3.56	3.33		3.20
(a)Proposal, subject to shareholder approval.
(b)Plus a dividend in kind of EUROAPI shares, at a ratio of one EUROAPI share per 23 Sanofi shares.
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
Disclosure pursuant to Section 13(r) of the United States Exchange Act of 1934
Sanofi engages in limited business activities with Iran related to human health products – namely, sales of bulk and branded pharmaceuticals and vaccines. These activities, which are disclosed pursuant to Section 13(r) of the United States Exchange Act of 1934, as amended, are not financially material to Sanofi and contributed well under 1% of Sanofi’s consolidated net sales in 2024.
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
In 2016, Sanofi and the Iran Food and Drug Administration (IFDA), an entity affiliated with the Iranian Ministry of Health and
Medical Education, signed a Memorandum of Cooperation (MOC) regarding: (i) potential future projects to reinforce current partnerships with reputable Iranian manufacturers (in particular, to enhance industrial quality standards); (ii) collaborating with the Ministry of Health and Medical Education on programs for the prevention and control of certain chronic and non-
communicable diseases (in particular, diabetes); and (iii) potential future collaboration on epidemiological studies. In 2024, activities conducted under the MOC did not generate any revenue or net profits.
Certain non-US Sanofi affiliates engage in limited business with Iranian counterparties associated with the Iranian Ministry of
Health, such as public hospitals or distributors. In 2024, those business activities generated approximately €29.3 million in gross revenue and contributed no more than €2.0 million in net loss.
Finally, a representative office in Tehran currently under liquidation incurs incidental expenses from state-owned utilities.
Sanofi believes that it and its affiliates’ activities are compliant with applicable law, and in light of the nature of the activities concerned, Sanofi and its affiliates intend to continue their ongoing activities in Iran.

162	SANOFI FORM 20-F 2024

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
From 2017 through 2024, several federal and state government agencies issued Civil Investigative Demands (CIDs) or other discovery requests calling for the production of documents and information relating to Sanofi’s trade and pricing practices for its insulin products and/or Lantus-related litigation. Several of those investigations have concluded: Sanofi US reached a resolution with the New York Attorney General in April 2023; the Ohio Attorney General closed its investigation in November
2023; and although the Federal Trade Commission (FTC) has not formally closed its investigation, it filed a lawsuit against
Pharmacy Benefit Managers (PBMs) only in September 2024, and Sanofi does not expect the FTC to commence litigation against the manufacturers at this time. Although several other investigations (including by the State Attorney General’s offices in California, Colorado, Texas, Vermont and Washington), have not been closed, those investigations have been dormant for several years and Sanofi US does not anticipate undertaking further action on them at this time.
In September 2019, Sanofi US received a CID from the US Department of Justice concerning Dupixent, Kevzara, Praluent and
Zaltrap. In June 2021, the government declined to intervene in the underlying complaint which was filed in November 2018.
The government investigation into this matter is now closed. Relators, however, filed their First Amended Complaint in October 2021, which the Court dismissed with prejudice in August 2023. Relators have since filed an appeal to the Ninth
Circuit Court of Appeals in this non intervened False Claims Act matter against Sanofi and co-promotion partner Regeneron.
In February 2020, Genzyme Corporation received a CID from the US Department of Justice. The CID requests documents and information relating to Genzyme Corporation’s payments made to vendors or developers of electronic health record technology. Genzyme Corporation has cooperated with this investigation, which has been dormant over the past year.
Genzyme Corporation does not expect further activity in this matter.
In November 2023, Sanofi US received a CID from the US Department of Justice regarding an investigation into Sanofi’s pricing submissions for Admelog. On February 26, 2024, the US District Court unsealed the underlying whistleblower complaint and granted Sanofi's motion to dismiss in August 2024. Plaintiff filed a second amended complaint, which the Court dismissed with prejudice on December 10, 2024. Plaintiff did not appeal and this matter is now closed.
Insulin-Related Litigation
In December 2016 and January 2017, two putative class actions were filed against Sanofi US and Sanofi GmbH in the US
Federal Court in Massachusetts on behalf of direct purchasers of Lantus alleging certain antitrust violations. Sanofi GmbH was later dismissed from the actions. In January 2018, the Court dismissed Plaintiffs’ consolidated amended complaint against
Sanofi US. Plaintiffs appealed that order to the Court of Appeals for the First Circuit, which issued its decision on February 13,
2020, reversing and remanding to the district court. In January 2021, Sanofi-Aventis Puerto Rico, Inc. (Sanofi PR) was added as a defendant. In October 2022, plaintiffs informed Sanofi US and Sanofi PR that they would proceed via joinder rather than move for class certification. Consistent with the Court's joinder deadline, new plaintiffs moved to intervene on January 3,
2023. Fact discovery has completed, and expert discovery is underway.
There are a number of insulin-related litigation matters pending in the US federal and state courts. These include cases brought on behalf of putative classes of consumers, wholesale purchasers of insulin, and state and local governments. The cases, which have been filed against Sanofi US along with other insulin manufacturers and, in some cases, pharmacy benefit managers, challenge those entities’ insulin pricing practices (including Sanofi’s pricing practices for Lantus, Apidra, Toujeo and/or Soliqua). The suits allege some combination of: violations of the Racketeer Influenced and Corrupt Organizations Act
(“RICO Act”); violations of the Robinson-Patman Act; violations of various state unfair/deceptive trade practices statutes;
unjust enrichment; common-law fraud; and civil conspiracy. In August 2023, the vast majority of the insulin-related litigation was consolidated in a multidistrict litigation (MDL) in federal court in New Jersey. The MDL proceedings currently include cases brought by 14 state attorneys general (Arizona, Arkansas, California, Illinois, Indiana, Kansas, Kentucky, Louisiana,
Massachusetts, Mississippi, Montana, Oklahoma, Texas, and Utah) and Puerto Rico, as well as over 400 cases brought by other plaintiffs. On January 24, 2024, the District Court for the District of New Jersey (which is presiding over the MDL)
issued a decision denying plaintiffs’ motion for class certification in a putative class action on behalf of consumers.
Following denial of plaintiffs’ appeal of that decision, plaintiffs filed an amended complaint, which defendants have moved to strike or dismiss. On December 31, 2024, the District Court dismissed some of plaintiffs’ claims but allowed others to

SANOFI FORM 20-F 2024	163

PART I
ITEM 8. Financial Information
proceed. Sanofi has also settled (on non-monetary terms) a case brought by Minnesota’s Attorney General and has secured the voluntary dismissal of another case brought by a group of entities known as Medicare Secondary Payer (MSP)
Recoveries.
Mylan vs Sanofi antitrust complaint
In May 2023, Mylan Pharmaceuticals Inc., Mylan Specialty LP and Mylan Inc. (Mylan) filed suit against Sanofi-Aventis US LLC,
Sanofi SA, Aventis Pharma SA and Sanofi-Aventis Puerto Rico (Sanofi) in the Western District of Pennsylvania for alleged antitrust violations related to Mylan’s insulin product Semglee. Sanofi has moved to dismiss the complaint.
B. Significant Changes
Updates to Note D.22.
N/A
Other Changes
On January 21, 2025, Opella announced that the US Food and Drug Administration (FDA) has lifted a clinical hold on its planned actual use trial(AUT) to support the switch of Cialis (tadalafil) from a prescription to an over-the-counter medicine.
This decision allows for the initiation of the AUT and makes Cialis the first PDE-5 inhibitor to achieve this milestone.
During the meeting of the Board of Directors on January 29, 2025, the Board authorized Sanofi to repurchase the Company's shares, for an amount not exceeding €5 billion, under the terms and conditions set by the General Meeting of April 30, 2024 in its 19th resolution.
As part of this authorization, Sanofi entered into a share buyback agreement with its historical shareholder L'Oréal on
February 2, 2025 for the acquisition of 2.34% of its share capital, or the equivalent of 29,556,650 shares, for a total amount of approximately €3 billion, representing a price of €101.50 per share. The conclusion of this agreement was approved by the
Board of Directors on the same day prior to the signing of said agreement and in accordance with the procedure of Articles
L. 225-38 et seq. of the French Commercial Code. In addition, on February 6, 2025, Sanofi entered into a mandate with an investment services provider to repurchase its own shares for a maximum amount of €2 billion, between February 7, 2025 and December 31, 2025 at the latest.

164	SANOFI FORM 20-F 2024

PART I
ITEM 9. The Offer and Listing
Item 9. The Offer and Listing
A. Offer and Listing Details
We have one class of shares. Each American Depositary Share, or ADS, represents one-half of one share. The ADSs are evidenced by American Depositary Receipts, or ADRs, which are issued by JPMorgan Chase Bank, NA.
Our shares trade on Compartment A of the regulated market of Euronext Paris under the symbol "SAN," and our ADSs trade on the Nasdaq Global Select Market, or Nasdaq, under the symbol "SNY."
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
D. Selling Shareholders
N/A
E. Dilution
N/A
F. Expenses of the Issue
N/A

SANOFI FORM 20-F 2024	165

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
Article 3 of our Articles of Association specifies that the Company’s corporate purpose, in France and abroad, is:
•acquiring interests and holdings, in any form whatsoever, in any company or enterprise, in existence or to be created, connected directly or indirectly with the health and fine chemistry sectors, human and animal therapeutics, nutrition and bio-
industry:
–in the following areas:
•purchase and sale of all raw materials and products necessary for these activities,
•research, study and development of new products, techniques and processes,
•manufacture and sale of all chemical, biological, dietary and hygienic products,
•obtaining or acquiring all intellectual property rights related to results obtained and, in particular, filing all patents, trademarks and models, processes or inventions,
•operating directly or indirectly, purchasing, and transferring – for free or for consideration – pledging or securing all intellectual property rights, particularly all patents, trademarks and models, processes or inventions,
•obtaining, operating, holding and granting all licenses,
•within the framework of a group-wide policy and subject to compliance with the relevant legislation, participating in treasury management transactions, whether as lead company or otherwise, in the form of centralized currency risk management or intra-group netting, or any other form permitted under the relevant laws and regulations,
–and, more generally:
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
following such termination or change, in accordance with Article L. 22-10-8 III of the French Commercial Code. Each such undertaking must be included in our compensation policy for corporate officers, which is submitted for approval by our shareholders at the Annual General Meeting in accordance with Article L. 22-10-8 II of the French Commercial Code. No such

166	SANOFI FORM 20-F 2024

PART I
ITEM 10. Additional Information
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
Special meetings of shareholders of a certain category of shares or shares with certain specific rights (such as shares with double voting rights) are required for any modification of the rights derived from that category of shares. The resolutions of the shareholders’ general meeting affecting these rights are effective only after approval by the relevant special meeting.

SANOFI FORM 20-F 2024	167

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
The resolutions and the list of items added to the agenda of the shareholders’ meeting must be promptly published on our website.
The Board of Directors must submit the resolutions to a vote of the shareholders after having made a recommendation thereon.
The Board of Directors may also comment on the items that are submitted to the shareholders’ meeting.

168	SANOFI FORM 20-F 2024

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
holders of shares of such specific category), held by shareholders present in person or voting by mail or by proxy. If a quorum is not met, the reconvened meeting may be adjourned for a maximum of two months with the same quorum requirement. No deliberation or action by the shareholders may take place without a quorum.

SANOFI FORM 20-F 2024	169

PART I
ITEM 10. Additional Information
C. Material Contracts
In the ordinary course of our business, we enter into agreements for licensing or collaboration in the development and commercialization of products, as well as agreements for the purchase or sale of other businesses. Certain of the agreements which have led to successful commercialization to date are summarized in “Item 5. Operating and financial review and prospects
— A.1.7 Financial presentation of alliances.”. Agreements in connection with the potential sale and purchase of a 50% controlling stake in Opella are described in "Item 4. Information on the Company — B.3 Opella".
Share Repurchase Agreement with L'Oréal
On February 2, 2025, Sanofi and L'Oréal entered into a share buyback agreement pursuant to which Sanofi repurchased
29,556,650 shares from L’Oréal, a significant shareholder, at €101.50 per share, for a total amount of approximately €3 billion.
After the transaction and cancellation of the shares, L’Oréal will hold 7.2% of Sanofi’s share capital and 13.1% of its  voting rights
(excluding treasury shares). The transaction closed on February 5, 2025. Sanofi will cancel the shares acquired from L'Oréal at the latest on April 29, 2025. For more information, see "Item 8. Financial Information - B. Significant Changes".
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
In particular, the French Finance Bill for 2025 (Loi de Finances pour 2025) was adopted by the French Parliament on February 6,
2025, but has not yet been enacted into law. The French Finance Bill for 2025 contains certain measures that would affect the
French taxation of US holders purchasing the Securities (as mentioned below). As of February 12, 2025, certain articles of the
Finance Bill for 2025 are under review by the French Constitutional Council (Conseil Constitutionnel).
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
For the purposes of this discussion, a US holder is a beneficial owner of Securities that is (i) an individual who is a US citizen or resident for US federal income tax purposes, (ii) a US domestic corporation created or organized in or under the laws of the
United States or any state thereof, including the District of Columbia, or (iii) certain estates or trusts that are subject to US tax jurisdiction.

170	SANOFI FORM 20-F 2024

PART I
ITEM 10. Additional Information
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
Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of Securities are currently subject to a 0.3% French tax on financial transactions (the “FTFF”). According to Article 26 quater of the Finance Bill for 2025, the rate of the FTFF will be increased to 0.4% for purchases of Securities as from the first day of the second month following the enactment of the Finance
Bill for 2025. Purchases of Securities are subject to the FTFF provided that Sanofi’s market capitalization exceeds €1 billion as of
December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds €1 billion as of
December 1 of the year preceding the taxation year used to be published annually by the French Ministry of Economy. It is now published by the French tax authorities, and could be amended at any time. Pursuant to Regulations BOI-
ANNX-000467-23/12/2024 issued on December 23, 2024, purchases of Sanofi’s Securities in 2025 should be subject to the FTFF as the market capitalization of Sanofi exceeded €1 billion as of December 1, 2024. In accordance with Article 726-II-d of the
French General Tax Code, purchases which are subject to the FTFF should however not be subject to transfer taxes (droits
d’enregistrement) in France.
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
withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

SANOFI FORM 20-F 2024	171

PART I
ITEM 10. Additional Information
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
ADSs-Ordinary Shares
French taxes
Taxation of dividends
Under French law, dividends paid by a French corporation, such as Sanofi, to non-residents of France are generally subject to
French withholding tax at a rate of (i) 25% for payments benefiting legal persons who are beneficial owners and are not French tax residents (and 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European
Economic Area which would be subject to the tax regime set forth under Article 206 paragraph 2 of the French General Tax Code if its head office were located in France and which meet the criteria set forth in the Regulations BOI-RPPM-
RCM-30-30-10-70-24/12/2019, No. 130), and (ii) 12.8% for payments benefiting individuals who are beneficial owners and are not
French tax residents. Dividends paid by a French corporation, such as Sanofi, towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code (other than those mentioned in 2° of 2 bis of the same Article 238-0 A of the French Tax Code), will generally be subject to French withholding tax at a rate of 75%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories; however, eligible US holders entitled to
Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are US residents, as defined pursuant to the provisions of the Treaty and who receive dividends in non-cooperative States or territories, will not be subject to this 75%
withholding tax rate.
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
Dividends paid to an eligible US holder may immediately be subject to the reduced rates of 5% or 15% provided that such holder establishes before the date of payment that it is a US resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Dividends paid to a US holder that has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 25% and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 (due to recent case law regarding the status of limitations for filing a withholding tax claim, U.S. holders are advised to consult their own tax advisors in this respect). Pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other
US holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.
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
In addition, please note that, pursuant to Article 235 quater of the French Tax Code and under certain conditions (in particular, in addition to certain reporting obligations, the interest held in the distributing company must not enable the beneficiary to participate effectively in the management or control of that company and the beneficiary company must be located in a country

172	SANOFI FORM 20-F 2024

PART I
ITEM 10. Additional Information
that has signed an administrative assistance agreement with France to combat tax evasion and avoidance, as well as an administrative assistance agreement on tax collection, and that is not a non-cooperative country), a corporate U.S. holder in a tax loss position or whose tax result is nil due to offset of tax losses for the fiscal year during which the dividend is received may be entitled to a deferral regime, and obtain a withholding tax refund. The tax deferral ends in respect of the first financial year during which this U.S. holder is in a profit making position, as well as in the cases set out in Article 235 quater of the French Tax Code.
The refund must be claimed within the same period applicable to claims related to taxes other than local taxes. Also, pursuant to
Article 235 quinquies of the French Tax Code and under certain conditions, a corporate U.S. holder may be entitled to a refund of a fraction of the withholding tax, up to the difference between the withholding tax paid (on a gross basis) and the withholding tax based on the dividend net of the expenses incurred for the acquisition and conservation directly related to the income, provided
(i) that these expenses would have been tax deductible had the U.S. holder been established in France, and (ii) that the tax rules in the United States do not allow the U.S. holder to offset the withholding tax.
Given the special features of the ADSs, U.S. holders are urged to consult their own tax advisor about the possible application to
ADSs of such provisions in light of their own circumstances.
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
Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual
US holder with respect to the ADSs or our ordinary shares is currently subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends paid on the ordinary shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The Treaty has been approved for the purposes of the qualified dividend rules. Based on our financial statements and relevant market and shareholder data, we believe Sanofi was not a PFIC for US federal income tax purposes with respect to its 2024 taxable year. In addition, based on its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate that Sanofi will become a PFIC for its 2025 taxable year. Holders of ordinary shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
If you are a US holder, dividend income received by you with respect to ADSs or ordinary shares generally will be treated as foreign source income for foreign tax credit purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Distributions out of earnings and profits with respect to the ADSs or ordinary shares generally will be treated as “passive category” income (or, in the case of certain US holders, “general category” income). Subject to certain limitations and the Foreign Tax Credit Regulations (as defined below), French income tax withheld in connection with any distribution with respect to the ADSs or ordinary shares may be claimed as a credit against the US federal income tax liability of a US holder if such US holder elects for that year to credit all foreign income taxes. Alternatively, such French withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in Securities and may not be allowed in respect of certain arrangements in which a US holder’s expected economic profit is insubstantial. Further, certain Treasury regulations addressing foreign tax credits
(the "Foreign Tax Credit Regulations") impose additional requirements for foreign taxes to be eligible for a foreign tax credit if the relevant taxpayer does not elect to apply the benefits of an applicable income tax treaty, and there can be no assurance that those requirements will be satisfied. Recent notices from the Internal Revenue Service provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The US federal income tax rules governing the availability and computation of foreign tax credits are complex.
US holders should consult their own tax advisers concerning the implications of these rules, including the Foreign Tax Credit
Regulations and the related temporary relief in the Internal Revenue Service notices, in light of their particular circumstances.
To the extent that an amount received by a US holder exceeds the allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such US holder’s tax basis in its ordinary shares or ADSs and then, to the extent it exceeds the US holder’s tax basis, it will constitute capital gain from a deemed sale or exchange of such ordinary shares or ADSs
(see “— Tax on Sale or Other Disposition”, below).

SANOFI FORM 20-F 2024	173

PART I
ITEM 10. Additional Information
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
(1)The disclosures in this section supplement those provided in Note B.8.7. to the consolidated financial statements as regards the disclosure requirements of IFRS 7, and are covered by the independent registered public accounting firms' opinion on the consolidated financial statements.

174	SANOFI FORM 20-F 2024

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
hedging instruments, is monitored on a daily basis.
The table below shows our total exposure as of December 31, 2024 by rating and in terms of our percentage exposure to the dominant counterparty.

(€ million)	Cash and cash equivalents (excluding mutual funds)	(a)	Notional amounts of currency hedges	(b)	Fair value of currency hedges	Notional amounts of interest rate hedges	(b)	Fair value of interest rate hedges	General corporate purpose credit facilities
AA	390		967		23	—		—	500
AA-	652		10,157		188	1,083		(49)	1,000
A+	649		10,512		217	690		(37)	4,000
A	427		6,393		110	347		(21)	2,000
A-	3		504		11	347		(20)	500
BBB+	—		—		—	—		—	—
Unallocated	128		—		—	—		—	—
Total	2,249		28,534		550	2,466		(128)	8,000
%/rating of dominant counterparty	24,8% / AA-		12,1% /A+			20,1% /A+			6% /A+
(a)Cash equivalents include mutual fund investments of €4,157 million.
(b)The notional amounts are translated into euros at the relevant closing exchange rate as of December 31, 2024.
As of December 31, 2024, we held investments in euro and US dollar denominated money-market mutual funds. Those instruments have low volatility, low sensitivity to interest rate risk, and a very low probability of loss of principal. The depositary banks of the mutual funds, and of Sanofi itself, have a long-term rating of at least A. Realization of counterparty risk could impact our liquidity in certain circumstances.
Foreign exchange risk
A. Operating foreign exchange risk
A substantial portion of our net sales is generated in countries where the euro, which is our reporting currency, is not the functional currency. In 2024, for example, 48.7% of our net sales were generated in the United States; 22.0% in Europe; and
29.4% in the Rest of the World region (see the definition in “Item 5. Operating and Financial Review and Prospects
— A. Operating results), including countries that are, or may in the future become, subject to exchange controls, of which 6.5%
was generated in China and 3.4% in Japan. Although we also incur expenses in those countries, the impact of those expenses is not enough wholly to offset the impact of exchange rates on our net sales. Consequently, our operating income may be materially affected by fluctuations in exchange rates between the euro and other currencies. Sanofi operates a foreign exchange risk hedging policy to reduce the exposure of operating income to exchange rate movements. That policy involves regular assessments of Sanofi’s worldwide foreign currency exposure, based on foreign currency transactions carried out by the parent company and its subsidiaries. Those transactions mainly comprise sales, purchases, research costs, co-marketing and co-
promotion expenses, and royalties. To reduce the exposure of those transactions to exchange rate movements, Sanofi contracts hedges using liquid derivative instruments, mainly forward currency purchases and sales, and also foreign exchange swaps. See also “Item 5. Operating and Financial Review and Prospects — A. Operating results — A.1.8 Impact of Exchange Rates.”

SANOFI FORM 20-F 2024	175

PART I
ITEM 11. Quantitative and Qualitative Disclosures about Market Risk
The table below shows operating currency hedging instruments in place as of December 31, 2024, with the notional amount translated into euros at the relevant closing exchange rate (see Note D.20. to the consolidated financial statements for the accounting classification of those instruments as of December 31, 2024).
Operating foreign exchange derivatives as of December 31, 2024

(€ million)	Notional amount	Fair value
Forward currency sales	7,521	(67)
of which US dollar	3,974	(59)
of which Chinese yuan renminbi	703	(5)
of which Pound sterling	368	(1)
of which Japanese yen	241	2
of which Turkish lira	216	(23)
Forward currency purchases	4,796	37
of which US dollar	2,660	24
of which Singapore dollar	484	3
of which Chinese yuan renminbi	451	2
of which Turkish lira	203	19
of which Canadian dollar	126	—
Total	12,317	(30)
The above positions mainly hedge future material foreign-currency cash flows arising after the end of the reporting period in relation to transactions carried out during the year ended December 31, 2024 and recognized in the balance sheet at that date.
Gains and losses on hedging instruments (forward contracts) are calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Due to this hedging relationship, the commercial foreign exchange profit or loss on these items (hedging instruments and hedged transactions) was immaterial in 2024.
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
The table below shows financial currency hedging instruments in place as of December 31, 2024, with the notional amounts translated into euros at the relevant closing exchange rate (see also Note D.20. to the consolidated financial statements for the accounting classification of these instruments as of December 31, 2024).
Financial foreign exchange derivatives as of December 31, 2024

(€ million)	Notional amount		Fair value	Expiry
Forward currency sales	10,377		(195)
of which US dollar	8,923	(a)	(176)	2025
of which Japanese yen	371		4	2025
of which Chinese yuan renminbi	235		(1)	2025
Forward currency purchases	6,884		112
of which US dollar	4,397	(b)	123	2025
of which Singapore dollar	819		2	2025
of which Hungarian forint	641		(9)	2025
Total	17,261		(83)
(a)Includes forward sales with a notional amount of $3,615 million expiring in 2025, designated as a hedge of Sanofi’s net investment in Bioverativ. As of
December 31, 2024, the fair value of these forward contracts represented a liability of €88 million; the opposite entry was recognized in “Other comprehensive income," with the impact on financial income and expense being immaterial.
(b)Includes forward purchases with a notional amount of $1,000 million expiring in 2025, designated as a fair value hedge of the exposure of $1,000 million of bond issues to fluctuations in the EUR/USD spot rate. As of December 31, 2024, the fair value of the contracts represented an asset of €75 million, the opposite entry for €0.2 million of which was debited from "Other comprehensive income" under the cost of hedging accounting treatment.
(c)Includes forward purchases with a notional amount of $1,250 million expiring in 2025, designated as a fair value hedge of the exposure of $1,250 million of commercial paper. As of December 31, 2024, the fair value of these forward contracts swaps represented an asset of €23 million, the opposite entry for €0.1 million of which was credited to "Other comprehensive income" under the cost of hedging accounting treatment.
These hedging instruments generate a net financial gain or loss arising from the interest rate differential between the hedged currency and the euro, given that the foreign exchange gain or loss on the foreign-currency borrowing and loans is offset by the change in the intrinsic value of the hedging instruments. The interest rate differential is recognized within cost of net debt
(see Note D.29. to our consolidated financial statements). We may also hedge some future foreign-currency investment or divestment cash flows.

176	SANOFI FORM 20-F 2024

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
As of December 31, 2024, cash and cash equivalents amounted to €7,441 million, and short-term investments predominantly comprised:
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
As of December 31, 2024 we also had €8 billion of undrawn general corporate purpose confirmed credit facilities, half of which expires in December 2027 and half in March 2030. Those credit facilities are not subject to financial covenant ratios.
Our policy is to diversify our sources of funding through public or private issuances of debt securities, in the United States (shelf registration statement) and Europe (Euro Medium Term Note program). In addition, our A-1+/P-1 short-term rating gives us access to commercial paper programs in the United States, and to Negotiable European Commercial Paper programs in France. The average maturity of our total debt was 3.56 years as of December 31, 2024, compared with 4.45 years as of December 31, 2023.
Average drawdowns under the Negotiable European Commercial Paper program during 2024 were €0.1 billion (with a maximum of €0.4 billion); the average maturity of those drawdowns was two months. As of December 31, 2024, this program was not being utilized;
Average drawdowns under the US Commercial Paper program during 2024 were €5.8 billion (with a maximum of €8.9 billion);
the average maturity of those drawdowns was three months. As of December 31, 2024, drawdowns under the program amounted to €1.3 billion.
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
To optimize the cost of debt or reduce the volatility of debt and manage its exposure to financial foreign exchange risk, Sanofi uses derivative instruments (interest rate swaps, currency swaps, foreign exchange swaps and forward contracts) that alter the fixed/floating rate split and the currency split of its net debt.
The projected full-year sensitivity to interest rate fluctuations of our debt, net of cash and cash equivalents for 2025 is as follows:

Change in short-term interest rates	Impact on pre-tax net income (€ million)	Impact on pre-tax income/(expense) recognized directly in equity (€ million)
+100 bp	34	—
+25 bp	8	—
-25 bp	(8)	—
-100 bp	(34)	—
Stock market risk
It is our policy not to trade on the stock market for speculative purposes.

SANOFI FORM 20-F 2024	177

PART I
ITEM 12. Description of Securities other than Equity Securities
Item 12. Description of Securities other than Equity Securities
12.A. Debt securities
Not applicable.
12.B. Warrants and rights
Not applicable.
12.C. Other securities
Not applicable.
12.D. American depositary shares
General
JPMorgan Chase Bank, NA (“JPMorgan”), as depositary, issues Sanofi ADSs in certificated form (evidenced by an ADR) or book-
entry form. Each ADR is a certificate evidencing a specific number of Sanofi ADSs. Each Sanofi ADS represents one-half of one
Sanofi ordinary share (or the right to receive one-half of one Sanofi ordinary share) deposited with the Paris, France office of BNP
Paribas, as custodian. Each Sanofi ADS also represents an interest in any other securities, cash or other property that may be held by the depositary under the Second Amended and Restated Deposit Agreement between Sanofi and JPMorgan dated February 13, 2015, as amended by Amendment No. 1 dated July 23, 2020 (“Amendment No. 1”), Amendment No. 2 dated December 18, 2023 ("Amendment No. 2"), and as may be further amended from time to time (together, the “deposit agreement”). The depositary’s principal executive office is located at 383 Madison Avenue, 11th Floor, New York, New York 10179.
For additional information on our ADSs, please refer to Exhibit 2.2 “Description of securities registered under section 12 of the
Exchange Act.” of this Annual Report.
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
pay any taxes owed, and the holder will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of Sanofi ADSs to reflect the sale and pay to the holder any proceeds, or send to the holder any property, remaining after it has paid the taxes. For additional information regarding taxation, see “Item 10. Additional Information — E. Taxation”.

178	SANOFI FORM 20-F 2024

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
taxes and governmental charges in connection with payments to JPMorgan under the letter agreement.
From January 1, 2024 to December 31, 2024, we received a total amount of $23,374,305.08 from JPMorgan pursuant to the letter agreement.

SANOFI FORM 20-F 2024	179

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
b.Report of Management on Internal Control Over Financial Reporting.
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2024 based on the framework in “Internal Control — Integrated
Framework” (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.
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
The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers
Audit (PCAOB ID 1347) and Forvis Mazars SA (PCAOB ID 1334) independent registered public accounting firms, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2024, which is included herein. See paragraph (c) of the present Item 15., below.
c.See report of PricewaterhouseCoopers Audit and Forvis Mazars SA , independent registered public accounting firms, included under “Item 18. Financial Statements” on page 187.
d.There were no changes to our internal control over financial reporting that occurred during the period covered by this
Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

180	SANOFI FORM 20-F 2024

PART II
ITEM 16A. Audit Committee Financial Expert

Item 16A. Audit Committee Financial Expert
The Audit Committee is composed of Carole Ferrand, Clotilde Delbos, Christophe Babule, Fabienne Lecorvaisier and Anne-
Françoise Nesmes.
Our Board of Directors has determined that all directors are independent financial experts within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.
The Board of Directors deemed Carole Ferrand to be a financial expert based on her education and experience in audit at
PricewaterhouseCoopers and as Chief Financial Officer of Sony France, EuropaCorp, Groupe Artémis and Capgemini. She is now
Head of Strategy and Development of Motier Holding.
The Board of Directors deemed Clotilde Delbos to be a financial expert based on her education and experience in Audit, Mergers
& Acquisitions and Treasury, including at Price Waterhouse and Pechiney. She has also been Chief Financial Officer of Renault
Group for six years.
The Board of Directors deemed Christophe Babule to be a financial expert based on his education and experience in audit and corporate finance in major corporations and as Executive Vice President and Chief Financial Officer of L’Oréal. He has also served as a director of L’Oréal US Inc.
The Board of Directors deemed Fabienne Lecorvaisier to be a financial expert based on her education and experience in corporate finance in various international banks and as Chief Financial Officer of Essilor and Air Liquide. Until May 2023, she was
Executive Vice President, in charge of Sustainable Development, Public and International Affairs as well as the supervision of the
Social Programs and the General Secretariat of Air Liquide Group. Ms. Lecorvaisier’s term of office as a member of the Board of
Directors will expire at the close of the Annual General Meeting of April 30, 2025 and will not be renewed.
The Board of Directors deemed Anne-Françoise Nesmes to be a financial expert based on her education and experience as a
Chief Financial Officer of several listed companies: Dechra Pharmaceuticals PLC, Merlin Entertainments PLC, and
Smith + Nephew PLC. She was Chief Financial Officer of Smith + Nephew PLC until the end of 2024.
The Board of Directors has determined that all five directors meet the independence criteria of US Securities and Exchange
Commission Rule 10A-3, although only Carole Ferrand, Clotilde Delbos, Fabienne Lecorvaisier and Anne-Françoise Nesmes meet the French AFEP-MEDEF Code criteria of independence applied by the Board of Directors for general corporate governance purposes (see Item 16G., below).
Item 16B. Code of Ethics
We have adopted a code of ethics (hereafter the "Code of Conduct"), as defined in Item 16B. of Form 20-F under the Exchange
Act, containing specific rules relating to financial ethics. Our Code of Conduct applies to our Chief Executive Officer, Chief
Financial Officer, Chief Accounting Officer and other officers performing similar functions, as designated from time to time. Our
Code of Conduct was amended on December 16, 2024 and this amended version is available on our website at www.sanofi.com
(information on our website is not incorporated by reference in this annual report). A copy of our Code of Conduct may also be obtained free of charge by addressing a written request to the attention of Individual Shareholder Relations at our headquarters in Paris. We will disclose any future amendments to the provisions of such financial Code of Conduct on our website.
Item 16C. Principal Accountants’ Fees and Services
The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by the statutory auditors may be pre-approved and that are not prohibited by regulatory or other professional requirements. This policy provides for pre-approval of certain types of services through the use of an annual budget approved by the Audit Committee for these types of services. The Audit Committee reviews on an annual basis the services provided by the statutory auditors.
See Note E. to our consolidated financial statements included at Item 18. of this annual report.
Item 16D. Exemptions from the Listing Standards for Audit
Committees
N/A

SANOFI FORM 20-F 2024	181

PART II
ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated
Purchasers
In 2024, Sanofi made the following purchases of its ordinary shares.

Period(a)	(A) Total Number of Shares Purchased	(B) Average Price Paid per Share	(C) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(b)	(D) Approximate Value of Shares that May Yet Be Purchased Under the Plans or Programs(c)
January 2024	3,215,460	93.57	3,215,460	18,382
Total	3,215,460
(a)On February 2, 2025, Sanofi and L'Oréal entered into a share purchase agreement pursuant to which Sanofi repurchased 29,556,650 shares from
L’Oréal, a significant shareholder, at €101.50 per share, for a total amount of approximately €3 billion. After the transaction, L’Oréal holds 7.2% of
Sanofi’s share capital and 13.1% of its actual voting rights (excluding treasury shares). The transaction closed on February 5, 2025. Sanofi will cancel the shares acquired from L'Oréal at the latest on April 29, 2025. In addition, on February 6, 2025 Sanofi mandated an investment services provider to carry out further share repurchases up to a maximum of €2 billion, between February 7, 2025 and December 31, 2025 at the latest.. For more information, see
"Item 8. Financial Information - B. Significant Changes".
(b)Sanofi was authorized to repurchase up to €18,912,535,950 of its own shares for a period of eighteen months (i.e. through November 25, 2024) by the
Annual Shareholders’ Meeting held on May 25, 2023. Sanofi was subsequently authorized to repurchase up to €18,971,999,400 of its own shares for a period of eighteen months (i.e. through October 30, 2025) by the Annual Shareholders’ Meeting held on April 30, 2024.
(c)Millions of euros.
For more information see “Exhibit 2.2. "Description of securities registered under section 12 of the Exchange Act." of this annual report”.
Item 16F. Change in Registrant’s Certifying Accountant
Forvis Mazars SA was appointed as joint statutory auditor for a six-year term by the annual shareholders’ meeting held on April 30,
2024. The term of office of Forvis Mazars SA will expire at the end of the annual shareholders’ meeting to be held in 2030, which will approve the financial statements for 2029. This appointment follows the Audit Committee’s recommendation and the decision of the Board of Directors taken on October 27, 2022.
The term of office of Ernst & Young et Autres expired at the 2024 Annual Shareholders’ Meeting and could not be renewed because it had reached the maximum legal duration. The report of Ernst & Young et Autres on the consolidated financial statements for each of the years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles and there were no
“disagreements” (as that term is described in Item 16F.(a)(1)(iv) of the Instructions to Form 20-F and the Instructions to Item 16F.)
or “reportable events” (as that term is defined in Item 16F.(a)(1)(v) of the Instructions to Form 20-F) during those periods.
A copy of Ernst & Young et Autres’ letter, dated February 23, 2024, was filed as Exhibit 15.3 to the annual report on Form 20-F filed on February 23, 2024.
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
In line with NASDAQ listing rules applicable to domestic issuers, a majority of Sanofi’s Board of Directors is comprised of independent directors. Sanofi evaluates the independence of members of our Board of Directors using the standards of the
French AFEP-MEDEF Code as the principal reference. We believe that AFEP-MEDEF’s overarching criteria for independence –
 that Board members have no relationship of any kind whatsoever with the Company, its group or the management of either such

182	SANOFI FORM 20-F 2024

PART II
ITEM 16G. Corporate Governance
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
If it is reconvened, no quorum is required. The French Commercial Code further provides that the shareholders at an extraordinary general meeting may validly deliberate when first convened only if the shareholders present or represented hold at least one-quarter of the voting shares and, if reconvened, one-fifth of the voting shares. Therefore, Sanofi will not follow
NASDAQ Listing Rule 5620(c), which provides that the minimum quorum requirement for a meeting of shareholders is 33 1⁄3% of

SANOFI FORM 20-F 2024	183

PART II
ITEM 16H. Mine Safety Disclosure

the outstanding common voting shares of the company. In accordance with the provisions of the French Commercial Code, the required majority for the adoption of a decision is a simple majority (for an ordinary general meeting of the shareholders) or a two-thirds majority (for an extraordinary general meeting) of the votes cast by the shareholders present or represented.
The Company has, pursuant to Rule 10D-1 under the Exchange Act, adopted a recovery policy for compensation erroneously paid to “executive officers” (as defined in Rule 10D-1(d) under the Exchange Act) based in whole or in part on any financial reporting measures pursuant to the applicable NASDAQ listing rules, Rule 10D-1 under the Exchange Act and applicable interpretive guidance. For more information concerning our recovery policy for compensation erroneously paid to “executive officers”, see also “Item 6. Directors, Senior Management and Employees – B. Compensation”. Our recovery policy for compensation erroneously paid to “executive officers” is filed as Exhibit 97 to this annual report.
Item 16H. Mine Safety Disclosure
N/A
Item 16I. Disclosure regarding foreign jurisdictions that prevent inspections
N/A
Item 16J. Insider Trading Policies
Sanofi has adopted a Global Operating Procedure on the Prevention of Insider Trading governing the purchase, sale, and other dispositions of securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. A copy of the policy is included as
Exhibit 11.1.
Item 16K. Cybersecurity
Risk Management and Strategy
Sanofi has implemented a cybersecurity strategy involving various dedicated personnel and resources aimed at preventing, detecting and responding to cyberattacks, as well as being able to recover promptly in the event of material impact following a cyberattack. Additionally, Sanofi has set up various cybersecurity processes applicable to subsidiaries within the Sanofi group.
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

184	SANOFI FORM 20-F 2024

PART II
Item 16K. Cybersecurity

Sanofi regularly analyzes its Internet-based services and performs regular penetration tests and attack simulations to assess the protections and the detections capabilities. The cybersecurity compliance status of computing assets connected to Sanofi’s network is routinely consolidated for Sanofi's business units, including within manufacturing, and research and development sites.
Monthly dashboards are published and shared within Sanofi’s different business units and global functions. Sanofi implements corrective measures and improvement actions in response to these processes. Data classification and protection tools are in place, such as the implementation of a specific process and technology aimed at detecting and responding to abnormal data flows.
Sanofi has set up a cybersecurity operation center in charge of detecting and responding to cybersecurity threats and attacks, as well as coordinating Sanofi-wide incident responses. Incident response trainings and simulations are run within Sanofi to seek to be better prepared in case of a cybersecurity incident. In addition, Sanofi’s employees, who are the main users of Sanofi’s digital assets, are regularly trained to face cybersecurity threats and attacks. In the event of a cyberattack, Sanofi has established a plan that includes criteria triggering the notification process for material cybersecurity incidents including from the cybersecurity operation center and the Chief Information Security Officer who can use the internal escalation channels to inform the management and the Board of Directors and, as appropriate, the relevant regulatory bodies.
When dealing with third parties, our main commercial contracts include cybersecurity clauses aimed at ensuring such third parties comply with Sanofi’s cybersecurity rules and requirements, especially when providing services to and processing data from Sanofi. Additionally, Sanofi set up a vendor’s risk assessment program to evaluate the digital maturity of a vendor, which covers their business continuity as well as their related internal regulations, such as data privacy. As part of their contractual commitments major vendors and partners must report to Sanofi any cybersecurity incident that may have a significant impact for
Sanofi. A dedicated process has been implemented for third parties’ networks interconnected with Sanofi’s network, aimed at limiting any propagation of a cyberattack to Sanofi’s digital assets.
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
Although Sanofi has put in place the cybersecurity processes described above, Sanofi remains exposed to cybersecurity attacks and incidents and misuse or manipulation of any of its IT systems, which could have a material adverse effect on its business strategy, results of operations or financial condition (see “Item 3. Key Information — D. Risk Factors — Risks relating to our business — Breaches of data security, disruptions of information technology systems and cyber threats could result in financial, legal, competitive, operational, business or reputational harm”).
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

SANOFI FORM 20-F 2024	185

PART III
ITEM 17. Financial Statements
Part III
Item 17. Financial Statements
See Item 18.
Item 18. Financial Statements
See pages F-1 through F-103 incorporated herein by reference.
Item 19. Exhibits

1.1.	Articles of association (statuts) of Sanofi (English translation).
1.2.	Board Charter (Règlement Intérieur) of Sanofi (English translation) (Incorporated by reference to Exhibit 1.2 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023)
2.1.
The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

2.2.	Description of securities registered under section 12 of the Exchange Act.
4.1	Share repurchase agreement between Sanofi and L'Oréal, dated February 2, 2025
8.1.	List of significant subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure” of this annual report.
11.1	Global Operating Procedure on the Prevention of Insider Trading
12.1.	Certification by Paul Hudson, Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2.	Certification by Francois-Xavier Roger, Principal Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1.	Certification by Paul Hudson, Chief Executive Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.
13.2.	Certification by Francois-Xavier Roger, Principal Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.
15.1.	Consent of Forvis Mazars SA dated February 13, 2025.
15.2.	Consent of PricewaterhouseCoopers Audit dated February 13, 2025.
15.3	Consent of Ernst and Young dated February 13, 2025.
97.	Clawback policy (Incorporated by reference to Exhibit 97 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023)
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Label Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.
104.1	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

186	SANOFI FORM 20-F 2024

Signatures
Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sanofi
By:	/s/ PAUL HUDSON
Name:	Paul Hudson
Title:	Chief Executive Officer
Date: February 13, 2025

SANOFI FORM 20-F 2024	187

2024 CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firms
Report of Independent Registered Public Accounting Firms
To the Shareholders and the Board of Directors of Sanofi,
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Sanofi and its subsidiaries (the “Company”) as of
December 31, 2024, and the related consolidated income statement, and consolidated statements of comprehensive income, of changes in equity and of cash flows for the year then ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International
Accounting Standards Board and in conformity with IFRS as endorsed by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(2013 framework) and our report dated February 13, 2025 expressed an unqualified opinion thereon.
Basis for Opinion
The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.
Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

188	SANOFI FORM 20-F 2024

2024 CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firms
Recoverable amount of other intangible assets - Acquired R&D, products, trademarks and other rights

Description of the Matter
Other intangible assets composed of acquired R&D, products, trademarks and other rights amounted to €22,210 million at
December 31, 2024. Management recognized a net loss of €248 million relating to impairment charges and reversals for the year ended December 31, 2024. As described in Notes B.6.1., D.4. and D.5. to the consolidated financial statements, other intangible assets not yet available for use are tested for impairment annually and whenever events or circumstances indicate that impairment might exist. Other intangible assets that generate separate cash flows and assets included in cash-generating units (CGUs) are assessed for impairment when events or changes in circumstances indicate that the asset or CGU may be impaired. Management estimates the recoverable amount of the asset and recognizes an impairment loss if the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of the asset is the higher of its fair value less costs to sell or its value in use. Value in use is determined by management using estimated future cash flows generated by the asset or CGU which are discounted and prepared using the same methods as those used in the initial measurement of the assets and on the basis of medium-term strategic plans. Management cash flow projections include significant assumptions related to mid and long-term sales forecasts;
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

Description of the Matter
As described in Notes B.13.1. and D.23. to the consolidated financial statements, products sold in the United States are covered by various Government and State programs (of which Medicaid and Medicare are the most significant) and are subject to commercial agreements with healthcare authorities and certain customers and distributors. Estimates of discounts and rebates incentives
(hereinafter the “Rebates”) to be provided to customers under those arrangements are recognized as a reduction of gross sales in the period in which the underlying sales are recognized. Provisions for the Medicaid, Medicare and Managed Care Rebates
amounted to €1,193 million, €722 million and €1,097million, respectively, at December 31, 2024. The Rebates estimated by management are based on the nature and patient profile of the underlying product; the applicable regulations or the specific terms and conditions of contracts with governmental authorities, wholesalers and other customers; historical data relating to similar contracts; past experience and sales growth trends for the same or similar products; actual inventory levels in distribution channels, monitored by Sanofi using internal sales data and externally provided data; market trends including competition, pricing and demand.
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

SANOFI FORM 20-F 2024	189

2024 CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firms
Provisions for product liability risks, litigation and other and contingent liabilities

Description of the Matter
Provisions for product liability risks, litigation and other were recorded in an amount of €1,676 million at December 31, 2024. As described in Notes B.12., D.19.3. and D.22. to the consolidated financial statements, the Company records such provisions when an outflow of resources is probable and the amount of the outflow can be reliably estimated. The Company also discloses the contingent liabilities in circumstances where management is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding, or a cash outflow is not probable.
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

Uncertain tax positions

Description of the Matter
As described in Notes B.22. and D.19.4. to the consolidated financial statements, the Company has recorded liabilities pertaining to uncertain tax positions of €1,512 million at December 31, 2024. The Company operates in multiple tax jurisdictions, carrying out potentially complex transactions that require management to make judgments and estimates as to the tax impact of those transactions. The positions adopted by the Company in tax matters are based on its interpretation of tax laws and regulations.
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

/s/ PricewaterhouseCoopers Audit	/s/ Forvis Mazars SA
PricewaterhouseCoopers Audit and Forvis Mazars SA have served as the Company’s auditors since 1999 and 2024, respectively.
Neuilly-sur-Seine and Courbevoie, France, February 13, 2025

190	SANOFI FORM 20-F 2024

2024 CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firms
Report of Independent Registered Public Accounting Firms
To the Shareholders and the Board of Directors of Sanofi,
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Sanofi and its subsidiaries ("the Company") as of December
31, 2023 and 2022, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, "the consolidated financial statements"), before the effects of the adjustments to retrospectively reflect the classification as discontinued operations of Opella  described in Note D.1.1.2 and before the recast of the segment information described in Note
D.35.
In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively reflect the classification as discontinued operations of Opella described in Note D.1.1.2 and before the recast of the segment information described in Note D.35,  present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and
2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in
conformity with International Financial Reporting Standards as endorsed by the European Union (the 2023 and 2022 financial statements before the effects of the adjustments described in Note D.1.1.2 and before the recast of the segment information described in Note D.35 are not presented herein).
ERNST & YOUNG et Autres  was not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the classification as discontinued operations of Opella described in Note D.1.1.2 and to the recast of the segment information described in Note D.35, and, accordingly ERNST & YOUNG et Autres does not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by
PricewaterhouseCoopers Audit in 2024. In the opinion of PricewaterhouseCoopers Audit, such adjustments are appropriate and have been properly applied.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are public accounting firms registered with the
Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the
Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.
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
test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Audit	/s/ ERNST & YOUNG et Autres
PricewaterhouseCoopers Audit and ERNST & YOUNG et Autres have served as the Company’s auditors since 1999 and 1986 to
2024, respectively.

Neuilly-sur-Seine, France, February 23, 2024, except for
the effect of the classification as discontinued
operations of Opella described in Note D.1.1.2 and for the
recast of the segment information described in Note
D.35, as to which the date is February 13, 2025
Paris La Défense, France, February 23, 2024

SANOFI FORM 20-F 2024	191

2024 CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firms
Report of Independent Registered Public Accounting Firms
To the Shareholders and the Board of Directors of Sanofi,
Opinion on Internal Control over Financial Reporting
We have audited Sanofi and its subsidiaries’ (together the “Company”) internal control over financial reporting as of December 31,
2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(“PCAOB”), the consolidated balance sheet of the Company as of  December 31, 2024, and the related consolidated income statement, and consolidated statements of comprehensive income, of changes in equity and of cash flows for the year ended
December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”) and our report dated February 13, 2025 expressed an unqualified opinion thereon.
Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal
Control Over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Audit	/s/ Forvis Mazars SA
Neuilly-sur-Seine and Courbevoie, France, February 13, 2025

192	SANOFI FORM 20-F 2024

2024 CONSOLIDATED FINANCIAL STATEMENTS

[THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

SANOFI FORM 20-F 2024	F-1

2024 CONSOLIDATED FINANCIAL STATEMENTS

2024 Consolidated financial statements
The financial statements are presented in accordance with International Financial Reporting Standards (IFRS).

F-2	SANOFI FORM 20-F 2024

2024 CONSOLIDATED FINANCIAL STATEMENTS
Consolidated balance sheets - assets
Consolidated balance sheets - assets

(€ million)	Note	December 31, 2024	December 31, 2023	December 31, 2022
Property, plant and equipment	D.3.1.	10,091	10,160	9,869
Right-of-use assets	D.3.2.	1,510	1,654	1,815
Goodwill	D.4.	43,384	49,404	49,892
Other intangible assets	D.4.	22,629	24,319	21,640
Investments accounted for using the equity method	D.6.	316	424	677
Other non-current assets	D.7.	3,753	3,218	3,095
Non-current income tax assets		560	188	242
Deferred tax assets	D.14.	7,967	6,427	5,381
Non-current assets		90,210	95,794	92,611
Inventories	D.9.	9,431	9,666	8,960
Accounts receivable	D.10.	7,677	8,433	8,424
Other current assets	D.11.	3,826	3,455	3,532
Current income tax assets		724	391	374
Cash and cash equivalents	D.13. - D.17.1.	7,441	8,710	12,736
Assets held for sale	D.8. - D.36.	13,489	15	85
Current assets		42,588	30,670	34,111
Total assets		132,798	126,464	126,722

SANOFI FORM 20-F 2024	F-3

2024 CONSOLIDATED FINANCIAL STATEMENTS
Consolidated balance sheets - equity and liabilities
Consolidated balance sheets – equity and liabilities

(€ million)	Note	December 31, 2024	December 31, 2023	December 31, 2022
Equity attributable to equity holders of Sanofi	D.15.	77,507	74,040	74,784
Equity attributable to non-controlling interests	D.16.	350	313	368
Total equity		77,857	74,353	75,152
Long-term debt	D.17.1.	11,791	14,347	14,857
Non-current lease liabilities	D.17.2.	1,645	1,755	1,904
Non-current liabilities related to business combinations and to non-controlling interests	D.18.	569	501	674
Non-current provisions and other non-current liabilities	D.19.	8,096	7,602	6,341
Non-current income tax liabilities	D.19.4.	1,512	1,842	1,979
Deferred tax liabilities	D.14.	2,166	1,857	1,841
Non-current liabilities		25,779	27,904	27,596
Accounts payable		7,551	7,328	6,813
Current liabilities related to business combinations and to non-controlling interests	D.18.	72	208	105
Current provisions and other current liabilities	D.19.5.	14,241	13,741	12,021
Current income tax liabilities		697	597	574
Current lease liabilities	D.17.2.	261	275	277
Short-term debt and current portion of long-term debt	D.17.1.	4,209	2,045	4,174
Liabilities related to assets held for sale	D.8. - D.36.	2,131	13	10
Current liabilities		29,162	24,207	23,974
Total equity and liabilities		132,798	126,464	126,722

F-4	SANOFI FORM 20-F 2024

2024 CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements
Consolidated income statements

(€ million)	Note	2024	2023(a)	2022(a)
Net sales	D.34.	41,081	37,817	37,651
Other revenues	D.34.	3,205	3,801	2,910
Cost of sales		(13,205)	(12,628)	(11,882)
Gross profit		31,081	28,990	28,679
Research and development expenses		(7,394)	(6,507)	(6,501)
Selling and general expenses		(9,183)	(8,933)	(8,739)
Other operating income	D.25.	1,089	979	1,814
Other operating expenses	D.26.	(4,382)	(3,443)	(2,523)
Amortization of intangible assets	D.4.	(1,749)	(1,911)	(1,804)
Impairment of intangible assets	D.5.	(248)	(896)	429
Fair value remeasurement of contingent consideration	D.12. - D.18.	(96)	(93)	27
Restructuring costs and similar items	D.27.	(1,396)	(1,030)	(1,077)
Other gains and losses, and litigation	D.28.	(470)	(196)	(143)
Operating income		7,252	6,960	10,162
Financial expenses	D.29.	(1,073)	(1,293)	(430)
Financial income	D.29.	519	584	205
Income before tax and investments accounted for using the equity method	D.35.1.	6,698	6,251	9,937
Income tax expense	D.30.	(1,204)	(1,017)	(1,909)
Share of profit/(loss) from investments accounted for using the equity method	D.31.	60	(136)	55
Net income from continuing operations		5,554	5,098	8,083
Net income from discontinued operations	D.36.	64	338	401
Net income		5,618	5,436	8,484
Net income attributable to non-controlling interests	D.32.	58	36	113
Net income attributable to equity holders of Sanofi		5,560	5,400	8,371
Average number of shares outstanding (million)	D.15.9.	1,251.4	1,251.7	1,251.9
Average number of shares after dilution (million)	D.15.9.	1,256.1	1,256.4	1,256.9
•Basic earnings per share from continuing operations (€)		4.40	4.06	6.38
•Basic earnings per share from discontinued operations (€)		0.04	0.25	0.31
Basic earnings per share (€)		4.44	4.31	6.69
•Diluted earnings per share from continuing operations (€)		4.39	4.05	6.35
•Diluted earnings per share from discontinued operations (€)		0.04	0.25	0.31
Diluted earnings per share (€)		4.43	4.30	6.66
(a)Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.

SANOFI FORM 20-F 2024	F-5

2024 CONSOLIDATED FINANCIAL STATEMENTS
Consolidated statements of comprehensive income
Consolidated statements of comprehensive income

(€ million)	Note	2024	2023	2022
Net income		5,618	5,436	8,484
Attributable to equity holders of Sanofi		5,560	5,400	8,371
Attributable to non-controlling interests		58	36	113
Other comprehensive income:
•Actuarial gains/(losses)	D.15.7.	11	(168)	622
•Change in fair value of equity instruments included in financial assets and financial liabilities	D.15.7.	(20)	97	13
•Tax effects	D.15.7.	(18)	(6)	(204)
Sub-total: items not subsequently reclassifiable to profit or loss from continuing operations (A)		(27)	(77)	431
•Change in fair value of debt instruments included in financial assets	D.15.7.	5	21	(77)
•Change in fair value of cash flow hedges	D.15.7.	(6)	(1)	7
•Change in currency translation differences	D.15.7.	2,470	(1,462)	2,332
•Tax effects	D.15.7.	19	(6)	105
Sub-total: items subsequently reclassifiable to profit or loss from continuing operations (B)		2,488	(1,448)	2,367
Other comprehensive income / (loss) from continuing operations for the period, net of taxes (A+B)		2,461	(1,525)	2,798
Other comprehensive income / (loss) for the period from discontinued operations, net of taxes (C)		(29)	(78)	(34)
Comprehensive income		8,050	3,833	11,248
Attributable to equity holders of Sanofi		7,970	3,810	11,130
•Continuing operations		7,958	3,567	10,768
•Discontinued operations		12	243	362
Attributable to non-controlling interests		80	23	118

F-6	SANOFI FORM 20-F 2024

2024 CONSOLIDATED FINANCIAL STATEMENTS
Consolidated statements of changes in equity
Consolidated statements of changes in equity

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share- based payments	Other comprehensive income	Attributable to equity holders of Sanofi	Attributable to non- controlling interests	Total equity
Balance at January 1, 2022	2,527	532	(939)	63,013	4,405	(857)	68,681	350	69,031
Other comprehensive income for the period	—	—	—	451	—	2,308	2,759	5	2,764
Net income for the period	—	—	—	8,371	—	—	8,371	113	8,484
Comprehensive income for the period	—	—	—	8,822	—	2,308	11,130	118	11,248
Dividend paid out of 2021 earnings (€3.33 per share)	—	—	—	(4,168)	—	—	(4,168)	—	(4,168)
Effect of the distribution of an exceptional supplementary dividend of 58% of the shares of EUROAPI to the equity holders of Sanofi (e)	—	—	—	(793)	—	—	(793)	—	(793)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(100)	(100)
Share repurchase program(a)	—	—	(497)	—	—	—	(497)	—	(497)
Reduction in share capital(a)	(13)	(587)	600	—	—	—	—	—	—
Share-based payment plans:
•Exercise of stock options(a)	1	34	—	—	—	—	35	—	35
•Issuance of restricted shares and vesting of existing restricted shares(a)(c)	3	(3)	130	(130)	—	—	—	—	—
•Employee share ownership plan(a)	4	149	—	—	—	—	153	—	153
•Value of services obtained from employees	—	—	—	—	245	—	245	—	245
•Tax effects on share-based payments	—	—	—	—	8	—	8	—	8
Other movements	—	—	—	(10)	—	—	(10)	—	(10)
Balance at December 31, 2022	2,522	125	(706)	66,734	4,658	1,451	74,784	368	75,152

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share- based payments	Other comprehensive income	Attributable to equity holders of Sanofi	Attributable to non- controlling interests	Total equity
Balance at January 1, 2023	2,522	125	(706)	66,734	4,658	1,451	74,784	368	75,152
Other comprehensive income for the period	—	—	—	(77)	—	(1,513)	(1,590)	(13)	(1,603)
Net income for the period	—	—	—	5,400	—	—	5,400	36	5,436
Comprehensive income for the period	—	—	—	5,323	—	(1,513)	3,810	23	3,833
Dividend paid out of 2022 earnings (€3.56 per share)	—	—	—	(4,454)	—	—	(4,454)	—	(4,454)
Payment of dividends to non- controlling interests	—	—	—	—	—	—	—	(59)	(59)
Share repurchase program(a)	—	—	(593)	—	—	—	(593)	—	(593)
Share-based payment plans:
•Exercise of stock options(a)	1	36	—	—	—	—	37	—	37
•Issuance of restricted shares and vesting of existing restricted shares(a)/(c)	3	(3)	115	(115)	—	—	—	—	—
•Employee share ownership plan(a)	4	155	—	—	—	—	159	—	159
•Value of services obtained from employees	—	—	—	—	283	—	283	—	283
•Tax effects on share-based payments	—	—	—	—	3	—	3	—	3
Other changes arising from issuance of restricted shares(b)	—	—	—	2	—	—	2	—	2
Other changes in non-controlling interests(d)	—	—	—	9	—	—	9	(19)	(10)
Balance at December 31, 2023	2,530	313	(1,184)	67,499	4,944	(62)	74,040	313	74,353

SANOFI FORM 20-F 2024	F-7

2024 CONSOLIDATED FINANCIAL STATEMENTS
Consolidated statements of changes in equity

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share- based payments	Other comprehensive income	Attributable to equity holders of Sanofi	Attributable to non- controlling interests	Total equity
Balance at January 1, 2024	2,530	313	(1,184)	67,499	4,944	(62)	74,040	313	74,353
Other comprehensive income for the period	—	—	—	(28)	—	2,438	2,410	22	2,432
Net income for the period	—	—	—	5,560	—	—	5,560	58	5,618
Comprehensive income for the period	—	—	—	5,532	—	2,438	7,970	80	8,050
Dividend paid out of 2023 earnings (€3.76 per share)	—	—	—	(4,704)	—	—	(4,704)	—	(4,704)
Payment of dividends to non- controlling interests	—	—	—	—	—	—	—	(44)	(44)
Share repurchase program(a)	—	—	(302)	—	—	—	(302)	—	(302)
Reduction in share capital(a)	(12)	(492)	530	(26)	—	—	—	—	—
Share-based payment plans:
•Exercise of stock options(a)	1	32	—	—	—	—	33	—	33
•Issuance of restricted shares and vesting of existing restricted shares(a)/(c)	3	(3)	116	(116)	—	—	—	—	—
•Employee share ownership plan(a)	4	150	—	—	—	—	154	—	154
•Value of services obtained from employees	—	—	—	—	305	—	305	—	305
•Tax effects on share-based payments	—	—	—	—	11	—	11	—	11
Other changes arising from issuance of restricted shares(b)	—	—	—	1	—	—	1	—	1
Change in non-controlling interests without loss of control	—	—	—	(1)	—	—	(1)	1	—
Balance at December 31, 2024	2,526	—	(840)	68,185	5,260	2,376	77,507	350	77,857
(a)See Notes D.15.1., D.15.3., D.15.4. and D.15.5.
(b)This line comprises the impact of the issuance of restricted shares to former employees of EUROAPI subsequent to the date on which Sanofi lost control of EUROAPI.
(c)This line includes the use of existing shares to fulfill vested rights under restricted share plans.
(d)This line mainly comprises changes in non-controlling interests arising from divestments and acquisitions.
(e)This amount includes the valuation of the shares distributed as a dividend in kind, at a price of €14.58 per share, as of May 10, 2022 (see Note D.1.3).

F-8	SANOFI FORM 20-F 2024

2024 CONSOLIDATED FINANCIAL STATEMENTS
Consolidated statements of cash flows
Consolidated statements of cash flows

(€ million)	Note	2024	2023(a)	2022(a)
Net income attributable to equity holders of Sanofi		5,560	5,400	8,371
Net (income)/loss from the discontinued Opella business(a)		(64)	(338)	(401)
Non-controlling interests	D.32.	58	36	113
Share of undistributed earnings from investments accounted for using the equity method		82	293	(45)
Depreciation, amortization and impairment of property, plant and equipment, right-of-use assets and intangible assets		3,586	4,429	3,108
Gains and losses on disposals of non-current assets, net of tax(b)		(366)	(364)	(590)
Net change in deferred taxes		(802)	(1,233)	(529)
Net change in non-current provisions and other non-current liabilities(c)		812	105	48
Cost of employee benefits (share-based payments)	D.15.2. - D.15.3. - D.15.8.	278	260	234
Impact of the workdown of acquired inventories remeasured at fair value	D.35.1.	10	9	3
Other profit or loss items with no cash effect on cash flows generated by operating activities(d)		68	261	120
Operating cash flow before changes in working capital of continuing operations		9,222	8,858	10,432
(Increase)/decrease in inventories		(477)	(866)	(918)
(Increase)/decrease in accounts receivable		(28)	(472)	(500)
Increase/(decrease) in accounts payable		789	258	340
Net change in other current assets and other current liabilities		(899)	1,493	284
Net cash provided by/(used in) continuing operating activities		8,607	9,271	9,638
Net cash provided by/(used in) operating activities of the discontinued Opella business		474	987	888
Net cash provided by/(used in) operating activities(e)		9,081	10,258	10,526
Acquisition of property, plant and equipment and intangible assets	D.3. - D.4.	(3,195)	(2,906)	(2,103)
Acquisitions of consolidated undertakings and investments accounted for using the equity method(f)	D.1. - D.18.	(1,901)	(2,535)	(987)
Acquisitions of other equity investments	D.7.	(623)	(134)	(487)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax(g)		1,461	807	1,340
Disposal of consolidated undertakings and investments accounted for using the equity method, net of tax(h)		—	42	134
Net change in other non-current assets		(40)	(224)	(14)
Net cash provided by/(used in) continuing investing activities		(4,298)	(4,950)	(2,117)
Net cash provided by/(used in) investing activities of the discontinued Opella business(i)		(109)	(1,250)	42
Net cash provided by/(used in) investing activities		(4,407)	(6,200)	(2,075)
Issuance of Sanofi shares	D.15.1.	187	195	188
Dividends paid:
•to shareholders of Sanofi		(4,704)	(4,454)	(4,168)
•to non-controlling interests		(38)	(56)	(97)
Payments received/(made) on changes of ownership interest in a subsidiary without loss of control		—	(3)	—
Additional long-term debt contracted	D.17.1.	—	48	1,549
Repayments of long-term debt	D.17.1.	(671)	(3,683)	(2,718)
Repayments of lease liabilities		(282)	(253)	(280)
Net change in short-term debt and other financial instruments(j)		59	751	216
Acquisitions of treasury shares	D.15.4.	(302)	(593)	(497)
Net cash provided by/(used in) continuing financing activities		(5,751)	(8,048)	(5,807)
Net cash provided by/(used in) financing activities of the discontinued Opella business		(12)	(4)	(14)
Net cash provided by/(used in) financing activities		(5,763)	(8,052)	(5,821)
Impact of exchange rates on cash and cash equivalents		(13)	(32)	8
Impact on cash and cash equivalents of the reclassification of the Opella business to "Assets held for sale"		(167)	—	—
Net change in cash and cash equivalents		(1,269)	(4,026)	2,638
Cash and cash equivalents, beginning of period		8,710	12,736	10,098
Cash and cash equivalents, end of period	D.13.	7,441	8,710	12,736
Cash and cash equivalents, beginning of period of discontinued operations reported as held for sale		—	—	—
Cash and cash equivalents, end of period of discontinued operations reported as held for sale		167	—	—
(a)Cash flows of the Opella business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).
(b) Includes non-current financial assets.
(c)This line item includes contributions paid to pension funds (see Note D.19.1.).
(d)This line item mainly comprises unrealized foreign exchange gains and losses arising on the remeasurement of monetary items in non-functional currencies and on instruments used to hedge such items.

SANOFI FORM 20-F 2024	F-9

2024 CONSOLIDATED FINANCIAL STATEMENTS
Consolidated statements of cash flows
(e)Including:

	2024	2023	2022
•Income tax paid	(3,291)	(2,623)	(2,452)
•Interest paid	(587)	(559)	(380)
•Interest received	447	547	173
•Dividends received from non-consolidated entities	52	17	1
(f)This line item includes payments made in respect of contingent consideration identified and recognized as a liability in business combinations. For 2024, it includes the net cash outflow relating to the acquisition of Inhibrx, Inc. (see Note D.1..1). For 2023, it includes the net cash outflow on the acquisitions of
Provention Bio (see Note D.1.). For 2022, it includes the net cash outflow on the acquisition of Amunix (see Note D.1.)
(g)For 2024, this line item includes the sale of the Enjaymo global rights to Recordati for pre-tax proceeds of €768 million. For 2023 and 2022, this line item mainly comprises disposals of assets and activities related to portfolio streamlining, and disposals of equity and debt instruments.
(h)For 2022, this line item includes the net cash inflows (before taxes) of €101 million on the divestment of EUROAPI (see Note D.1.).
(i)For 2023, this line item includes the net cash outflow on the acquisition of QRIB (see Note D.1.)
(j)For 2024, this line item mainly includes a US commercial paper program for €262 million. For 2024, 2023 and 2022, it also includes realized foreign exchange differences on (i) cash and cash equivalents in non-functional currencies (primarily the US dollar) and (ii) derivative instruments used to manage such cash and cash equivalents.

F-10	SANOFI FORM 20-F 2024

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
Sanofi is listed in Paris (Euronext: SAN) and New York (Nasdaq: SNY).
The consolidated financial statements for the year ended December 31, 2024, and the notes thereto, were signed off by the
Sanofi Board of Directors on February 12, 2025.
A/ Basis of preparation
A.1. International financial reporting standards (IFRS)
The consolidated financial statements cover the twelve-month periods ended December 31, 2024, 2023 and 2022.
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
December 31, 2024.
The consolidated financial statements of Sanofi as of December 31, 2024 have been prepared in compliance with IFRS as issued by the International Accounting Standards Board (IASB) and with IFRS as endorsed by the European Union as of
December 31, 2024.
IFRS as endorsed by the European Union as of December 31, 2024 are available under the heading “IFRS Financial Statements”
via the following web link:
https://www.efrag.org/Endorsement
The consolidated financial statements have been prepared in accordance with the IFRS general principles of fair presentation, going concern, accrual basis of accounting, consistency of presentation, materiality, and aggregation.
A.2. New standards, amendments and interpretations
A.2.1. New standards applicable from January 1, 2024
On September 22, 2022, the IASB issued an amendment to IFRS 16 (Leases) relating to lease liabilities in a sale-and-leaseback arrangement, which is applicable from January 1, 2024 and had no impact on Sanofi's financial statements.
On January 23, 2020, the IASB issued “Classification of Liabilities as Current or Non-current”, an amendment to IAS 1, and then on October 31, 2022 issued “Non-current Liabilities with Covenants”, a further amendment to IAS 1. The amendments, which are applicable from January 1, 2024, had no impact on Sanofi's financial statements.
On May 25, 2023, the IASB issued "Supplier Finance Arrangements", amendments to IAS 7 and IFRS 7, applicable from January 1,
2024. The amendments relate to disclosures of information about such arrangements, and have led to the following clarification:
within Accounts payable, amounts representing payables that are managed via a paying agent contract under which a bank manages the settlement of Sanofi's trade accounts payable on behalf of Sanofi and that have already been paid to suppliers by the bank represented around 2% as of December 31, 2024. As those amounts are not material, Sanofi does not provide additional information in respect of those amendments.
A.2.2. New pronouncements issued by the IASB and applicable from 2025 or later
This note describes standards, amendments and interpretations issued by the IASB that will have mandatory application in 2025 or subsequent years, and Sanofi’s position regarding future application.
On August 15, 2023, the IASB issued "Lack of Exchangeability", an amendment to IAS 21 (The Effects of Changes in Foreign
Exchange Rates), relating to how to determine the exchange rate when a currency is not exchangeable. The amendment is applicable at the earliest from January 1, 2025 ; it will not have a material impact on the Sanofi financial statements, and Sanofi will not early adopt it.
On April 9, 2024, the IASB issued IFRS 18 (Presentation and Disclosure in Financial Statements), applicable from January 1, 2027
(subject to endorsement by the European Union). An impact assessment is currently under way. Sanofi will not early adopt this new standard.

SANOFI FORM 20-F 2024	F-11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On May 30, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 relating to the classification and measurement of financial instruments, applicable no earlier than January 1, 2026 (subject to endorsement by the European Union). Sanofi does not expect any material impact, and will not early adopt these amendments.
On July 18, 2024, the IASB issued Volume 11 of its annual improvements to various standards, which are essentially in the nature of clarifications, applicable from January 1, 2026 at the earliest (subject to endorsement by the European Union). Sanofi does not expect any material impact, and will not early adopt these amendments.
On December 18, 2024, the IASB issued "Contracts referencing nature-dependent electricity", amendments to IFRS 9 and IFRS 7, applicable (subject to endorsement by the European Union) from January 1, 2026. The amendments clarify the application of the
‘own use’ exemption to Power Purchase Agreements (PPAs) with physical delivery of renewable electricity, and modify the hedge accounting requirements for contracts without physical delivery (VPPAs). Sanofi does not expect any material impact and does not intend to early adopt these amendments. Renewable energy purchase contracts entered into by Sanofi as of December 31,
2024 are described in note D.21.
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
Management is also required to exercise judgment in assessing whether the criteria required under IFRS 5 (Non-Current Assets
Held For Sale and Discontinued Operations) are met for (i) classifying a non-current asset or a group of assets as held for sale and
(ii) presenting a discontinued operation on a separate line item in the consolidated balance sheet, income statement, statement of comprehensive income and cash flow statement. Such assessments are reviewed at the end of each reporting period each closing date to take account of changes in events and circumstances.
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

F-12	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•environmental risks are covered by provisions on the basis described in Note D.19.3.; and
•the credit facilities available to Sanofi as of December 31, 2024 incorporate performance objectives, including objectives related to cutting Sanofi’s carbon footprint, which could reduce the cost of debt if they are attained (see Note D.17.).
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
A.4. Hyperinflation
In 2024, Sanofi continued to account for subsidiaries based in Venezuela using the full consolidation method, on the basis that the criteria for control as specified in IFRS 10 (Consolidated Financial Statements) are still met. The contribution of the
Venezuelan subsidiaries to the consolidated financial statements is immaterial.
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
On July 31, 2020, the recombinant COVID-19 vaccine candidate developed by Sanofi in collaboration with GSK was selected by the US government’s Operation Warp Speed (OWS) program. Under the OWS, the US government is providing funds to support further development of the vaccine, including clinical studies and scaling-up of manufacturing capacity. Initially, the agreement also provided for the supply of 100 million doses of the vaccine. In light of the evolving context of the pandemic (including variants of the virus) and the availability of vaccines on the market, the parties decided to review the initial supply contract. At the end of 2023, the agreement was amended in respect of the supply clause, confirming that Sanofi had fulfilled its contractual obligations and setting the amount of compensation paid to Sanofi. On the basis of that signed amendment, Sanofi recognized an amount of €411 million within the line item Other revenues; that amount was paid to Sanofi in December 2023.
Sanofi has recognized the funding received from the US government as a deduction from the development expenses incurred, in accordance with IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance).
The amount of government aid received from the US federal government and BARDA and recognized as a deduction from development expenses and other operating expenses was €58 million in 2024, compared with €59 million in 2023 and
€265 million in 2022.
In September 2020, Sanofi and GSK signed pre-order contracts with the Canadian and UK governments and with the European
Union for doses of the vaccine candidate. During 2021, Sanofi and GSK contractualized with the Canadian and UK governments and with the European Union on the number of doses ordered.
On December 15, 2021, Sanofi and GSK announced positive preliminary data on their COVID-19 booster vaccine candidate and indicated that their Phase 3 study was to continue, based on recommendations from an independent monitoring board.
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

SANOFI FORM 20-F 2024	F-13

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
When the criteria of IFRS 5 are met, Sanofi recognizes the equity interest within the balance sheet line item Assets held for sale.
The equity method is not applied to equity interests that are classified as held for sale assets.
Transactions between consolidated companies are eliminated, as are intragroup profits.
A list of the principal companies included in the consolidation in 2024 is presented in Note F.
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

F-14	SANOFI FORM 20-F 2024

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
Contingent consideration is recognized at fair value at the acquisition date irrespective of the probability of payment. If the contingent consideration was originally recognized as a financial liability, subsequent adjustments to the liability are recognized in profit or loss in the line item Fair value remeasurement of contingent consideration, unless the adjustment is made within the 12 months following the acquisition date and relates to facts and circumstances existing as of that date; and
•goodwill may be calculated on the basis of either (i) the entire fair value of the acquiree, or (ii) a share of the fair value of the acquiree proportionate to the interest acquired. This option is elected for each acquisition individually.
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

SANOFI FORM 20-F 2024	F-15

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
Due to the risks and uncertainties relating to regulatory approval and to the research and development process, the six criteria for capitalization are usually considered not to have been met until the product has obtained marketing approval from the regulatory authorities. Consequently, internally generated development expenses arising before marketing approval has been obtained, mainly the cost of clinical studies, are generally expensed as incurred within Research and development expenses.
Some industrial development expenses (such as those incurred in developing a second-generation synthesis process) are incurred after marketing approval has been obtained, in order to improve the industrial process for an active ingredient. To the extent that the six IAS 38 criteria are considered as having been met, such expenses are recognized as an asset in the balance sheet within Other intangible assets as incurred. Similarly, some clinical studies, for example those undertaken to obtain a geographical extension for a molecule that has already obtained marketing approval in a major market, may in certain circumstances meet the six capitalization criteria under IAS 38, in which case the related expenses are recognized as an asset in the balance sheet within Other intangible assets.
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

F-16	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
Sanofi recognizes deferred taxes in respect of right-of-use assets and lease liabilities.
Leasehold improvements are depreciated over their economic life, which is capped at the lease term as determined under IFRS 16.

SANOFI FORM 20-F 2024	F-17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

B.6. Impairment of property, plant and equipment, intangible assets, and investments accounted for using the equity method
B.6.1. Impairment of property, plant and equipment and intangible assets
In accordance with IAS 36 (Impairment of Assets), assets that generate separate cash flows and assets included in cash-
generating units (CGUs) are assessed for impairment when events or changes in circumstances indicate that the asset or CGU may be impaired. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
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

F-18	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

B.7. Assets held for sale and liabilities related to assets held for sale and discontinued
operations
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
•completion of the sale should be foreseeable within the 12 months following the date of reclassification to Assets held for sale; and
•actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Before initial reclassification of the non-current asset (or asset group) to Assets held for sale, the carrying amounts of the asset
(or of all the assets and liabilities in the asset group) must be measured in accordance with the applicable standards.
Subsequent to reclassification to Assets held for sale, the non-current asset (or asset group) is measured at the lower of carrying amount or fair value less costs to sell, with any write-down recognized by means of an impairment loss. Once a non-current asset has been reclassified as held for sale or exchange, it is no longer depreciated or amortized.
From the date of reclassification:
•property, plant and equipment, right-of-use assets and intangible assets are no longer subject to individual depreciation, amortization or impairment; and
•the share of profits and losses from investments accounted for using the equity method is no longer recognized.
In a disposal of an equity interest leading to loss of control, all the assets and liabilities of the entity involved are classified as held for sale assets or liabilities within the balance sheet line items Assets held for sale or Liabilities related to assets held for sale, provided that the disposal satisfies the IFRS 5 classification criteria.
The profit or loss generated by a held for sale asset group is reported in a separate line item in the income statement for the current period and for the comparative periods presented, provided that the asset group:
•represents a separate major line of business or geographical area of operations; or
•is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
•is a subsidiary acquired exclusively with a view to resale.
In accordance with IFRS 10, intragroup balances and transactions relating to held for sale entities are eliminated.
In the absence of any specific accounting treatment under IFRS 5, Sanofi has opted to eliminate transactions between discontinued operations and continuing operations so as to reflect the impact of such transactions consistently with the way they are presented in the income statement after effective loss of control.
Events or circumstances beyond Sanofi’s control may extend the period to complete the sale or exchange beyond one year without precluding classification of the asset (or disposal group) in Assets held for sale provided that there is sufficient evidence that Sanofi remains committed to the planned sale or exchange. Finally, in the event of changes to a plan of sale that requires an asset no longer to be classified as held for sale, IFRS 5 specifies the following treatment:
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
•the net income of a business previously classified as discontinued or as held for sale or exchange and reported on a separate line in the income statement must be reclassified and included in net income from continuing operations, for all periods presented; and
•in addition, segment information relating to the income statement and the statement of cash flows (acquisitions of non-
current assets) must be disclosed in the notes to the financial statements in accordance with IFRS 8 (Operating Segments), and must also be restated for all prior periods presented.

SANOFI FORM 20-F 2024	F-19

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
•instruments whose contractual cash flows represent payments of interest and repayments of principal, which are managed with a view to selling the asset in the short term;
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
Fair value of equity investments in unquoted entities
On initial recognition of an equity investment in an entity not quoted in an active market, the fair value of the investment is the transaction price except in specific circumstances. This acquisition cost ceases to be a representative measure of the fair value of an unquoted equity investment when Sanofi identifies significant changes in the investee, or in the environment in which it operates. In such cases, an internal valuation is carried out, based mainly on growth forecasts or by reference to similar transactions contracted with third parties.
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
Impairment of financial assets measured at amortized cost
The main assets involved are accounts receivable. Accounts receivable are initially recognized at the amount invoiced to the customer. Impairment losses on trade accounts receivable are estimated using the expected credit loss method, in order to take account of the risk of payment default throughout the lifetime of the receivables. The expected credit loss is estimated collectively for all accounts receivable at each reporting date using an average expected loss rate, determined primarily on the basis of historical credit loss rates. However, that average expected loss rate may be adjusted if there are indications of a likely significant increase in credit risk. If a receivable is subject to a known credit risk, a specific impairment loss is recognized for that receivable. The amount of expected losses is recognized in the balance sheet as a reduction in the gross amount of accounts receivable. Impairment losses on accounts receivable are recognized within Selling and general expenses in the income statement.

F-20	SANOFI FORM 20-F 2024

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
B.8.3. Hedging
As part of its overall market risk management policy, Sanofi enters into various hedging transactions involving derivative or non-
derivative instruments; these may include forward contracts, currency swaps or options, interest rate swaps or options, cross-
currency swaps, and debt placings or issues.
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

SANOFI FORM 20-F 2024	F-21

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
Adjustments to the fair value of commitments to buy out equity holders of subsidiaries, including put options granted to non-
controlling interests, are recognized in equity.
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

F-22	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the disclosures required under IFRS 7 relating to the measurement principles applied to financial instruments.

Note	Type of financial instrument	Measurement principle	Level in fair value hierarchy	Valuation technique	Method used to determine fair value
					Valuation model	Market data
						Exchange rate	Interest rate
D.7.	Financial assets measured at fair value (quoted equity instruments)	Fair value	1	Market value	Quoted market price		N/A
D.7.	Financial assets measured at fair value (quoted debt instruments)	Fair value	1	Market value	Quoted market price		N/A
D.7.	Financial assets measured at fair value (unquoted equity instruments)	Fair value	3	Cost/ Approach based on comparables	If cost ceases to be a representative measure of fair value, an internal valuation is carried out, based mainly on comparables.
D.7.	Financial assets measured at fair value (contingent consideration receivable)	Fair value	3	Revenue- based approach	The fair value of contingent consideration receivable is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note D.7.3.
D.7.	Financial assets measured at fair value held to meet obligations under post-employment benefit plans	Fair value	1	Market value	Quoted market price		N/A
D.7.	Financial assets designated at fair value held to meet obligations under deferred compensation plans	Fair value	1	Market value	Quoted market price		N/A
D.7.	Long-term loans and advances and other non-current receivables	Amortized cost	N/A	N/A	The amortized cost of long-term loans and advances and other non-current receivables at the end of the reporting period is not materially different from their fair value.
D.13.	Investments in mutual funds	Fair value	1	Market value	Net asset value		N/A
D.13.	Negotiable debt instruments, commercial paper, instant access deposits and term deposits	Amortized cost	N/A	N/A
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
For financial liabilities based on variable payments such as royalties, fair value is determined on the basis of discounted cash flow projections.

D.17.2.	Lease liabilities	Amortized cost	N/A	N/A	The liability for future lease payments is discounted using the incremental borrowing rate.
D.20.	Forward currency contracts	Fair value	2		Present value of future cash flows	Mid Market	< 1 year: Mid Money Market > 1 year: Mid Zero Coupon
D.20.	Interest rate swaps	Fair value	2	Revenue- based approach	Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon
D.20.	Cross-currency swaps	Fair value	2		Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon
D.18.	Liabilities related to business combinations and to non-controlling interests (CVRs)	Fair value	1	Market value	Quoted market price
D.18.	Liabilities related to business combinations and to non-controlling interests (other than CVRs)	Fair value	3	Revenue- based approach
Under IAS 32, contingent consideration payable in a business combination is a financial liability. The fair value of such liabilities is determined by adjusting the contingent
consideration at the end of the reporting period using the
method described in Note B.8.4.

(a)In the case of debt designated as a hedged item in a fair value hedging relationship, the carrying amount in the consolidated balance sheet includes changes in fair value attributable to the hedged risk(s).

SANOFI FORM 20-F 2024	F-23

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
B.8.7. Risks relating to financial instruments
Market risks in respect of non-current financial assets, cash equivalents, derivative instruments and debt are described in the discussions of risk factors presented in “Item 3. Key Information — D. Risk factors” and “Item 11. Quantitative and Qualitative
Disclosures about Market Risk” of Sanofi’s annual report on Form 20-F for 2024.
Credit risk is the risk that customers may fail to pay their debts. For a description of credit risk, refer to “We are subject to the risk of non-payment by our customers” within “Item 3. Key Information — D. Risk factors” and “Item 11. Quantitative and Qualitative
Disclosures about Market Risk” of Sanofi’s annual report on Form 20-F for 2024.
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

F-24	SANOFI FORM 20-F 2024

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
B.13. Revenue recognition
B.13.1. Net sales
Revenue arising from the sale of goods is presented in the income statement within Net sales. Net sales comprise revenue from sales of medicines, vaccines and active ingredients, net of sales returns, of customer incentives and discounts, and of certain sales-based payments paid or payable to the healthcare authorities. Analyses of net sales are provided in Note D.34.1. “ Analysis of net sales”.
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
For contracts entered into by Vaccines franchise, transfer of control is usually determined by reference to the terms of release
(immediate or deferred) and acceptance of batches of vaccine.
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
•the amount of sales returns is calculated on the basis of management’s best estimate of the amount of product that will ultimately be returned by customers. In countries where product returns are permitted, Sanofi operates a returns policy that allows the customer to return products within a certain period either side of the expiry date (usually 12 months after the expiry date). The amount recognized for returns is estimated on the basis of past experience of sales returns. Sanofi also takes into account factors such as levels of inventory in its various distribution channels, product expiry dates, information about potential discontinuation of products, the entry of competing generics into the market, and the launch of over-the-counter medicines. Most product return clauses relate solely to date-expired products, which cannot be resold and are destroyed.
Sanofi does not recognize a right of return asset in the balance sheet for contracts that allow for the return of time-expired products, since those products have no value.

SANOFI FORM 20-F 2024	F-25

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
VaxServe is a vaccines related entity whose operations include the distribution within the United States of vaccines and other products manufactured by third parties. VaxServe sales of products sourced from third-party manufacturers are presented within Other revenues.
Other revenues is also used to recognize revenues arising from the manufacturing of Consumer Healthcare products by legal entities within the scope of continuing operations on behalf of legal entities within the scope of discontinued operations (see
Note B.7.).
Other revenues includes revenues associated with Consumer Healthcare operations not transferred on the effective date of loss of control of Opella. These comprise primarily, but not exclusively, Consumer Healthcare activities that will not be transferred on the effective date of loss of control of Opella, primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028 after a transitional period required to complete the transfer plan agreed with Sanofi in the context of public tendering arrangements ; (ii) sales made by the dedicated entity Opella Russie, the equity interests in which will be retained by Sanofi. Sanofi will continue to distribute Opella products in Russian territory under the distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of this retained interest during the distribution agreement term ; and (iii) sales of the Gold Bond product range, which are continuing in the United States through the retained subsidiary Gold Bond LLC (holder of the associated worldwide property rights).
B.14. Cost of sales
Cost of sales consists primarily of the industrial cost of goods sold, royalties paid for in-licensing of intellectual property, and distribution costs. The industrial cost of goods sold includes the cost of materials, depreciation of property, plant and equipment, amortization of software, personnel costs, and other expenses attributable to production. This line also includes the purchase price of manufactured pharmaceutical products sourced from Opella.
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

F-26	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
In addition, this line item includes expenses incurred in connection with programs implemented as part of the transformation strategy announced in December 2019 and recently renewed in October 2023, and intended primarily to deliver a global information systems solution, further supported by the implementation from 2021 of Sanofi’s new digital strategy.
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
B.21. Financial expenses and income
B.21.1. Financial expenses
Financial expenses mainly comprise interest charges on Sanofi's debt financing; negative changes in the fair value of certain financial instruments (where changes in fair value are recognized in profit or loss); realized and unrealized foreign exchange losses on financing and investing activities; impairment losses on financial instruments; and any reversals of impairment losses on financial instruments.
Financial expenses also include expenses arising from the unwinding of discount on long-term provisions, and the net interest cost related to employee benefits. This line item does not include commercial cash discounts, which are deducted from net sales.

SANOFI FORM 20-F 2024	F-27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
Sanofi accounts for deferred taxes in accordance with IAS 12 (Income Taxes), using the methods described below:
•deferred tax assets and liabilities are recognized on taxable and deductible temporary differences, and on tax loss carry-
forwards. Temporary differences are differences between the carrying amount of an asset or liability in the balance sheet and its tax base;
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
•deferred taxes are not discounted, except implicitly in the case of deferred taxes on assets and liabilities which are already impacted by discounting. In addition, Sanofi has elected not to discount current taxes payable or receivable where the amounts in question are payable or receivable in the long term; and
•withholding taxes on intragroup royalties and dividends, and on royalties and dividends collected from third parties, are accounted for as current income taxes.
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
As a reminder, Sanofi has applied in its consolidated financial statements “International Tax Reform – Pillar Two Model Rules”, an
amendment to IAS 12 issued by the IASB on May 23, 2023, and has not recognized deferred tax on temporary differences related to Pillar Two rules.
In accordance with IAS 1 (Presentation of Financial Statements), current income tax assets and liabilities are presented as separate line items in the consolidated balance sheet.

F-28	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

B.23. Employee benefit obligations
Sanofi offers retirement benefits to employees and retirees. Such benefits are accounted for in accordance with IAS 19 (Employee
Benefits).
Benefits are provided in the form of either defined contribution plans or defined benefit plans. In the case of defined contribution plans, the cost is recognized immediately in the period in which it is incurred, and equates to the amount of the contributions paid by Sanofi. For defined benefit plans, Sanofi recognizes its obligations to pay pensions and similar benefits to employees as a liability, based on an actuarial estimate of the rights vested or currently vesting in employees and retirees, using the projected unit credit method. Estimates are performed at least once a year, and rely on financial assumptions (such as discount rates, the inflation rate and the rate of salary increases) and demographic assumptions (such as life expectancy, retirement age and employee turnover).
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
The benefit cost for the period consists primarily of current service cost, past service cost, net interest cost, gains or losses arising from plan settlements not specified in the terms of the plan, and the impact of plan curtailments. Net interest cost for the period is determined by applying the opening discount rate specified in IAS 19 to the net liability (i.e. the amount of the obligation, net of plan assets) recognized in respect of defined benefit plans. Past service cost is recognized immediately in profit or loss in the period in which it is incurred, regardless of whether or not the rights have vested at the time of adoption (in the case of a new plan) or of amendment (in the case of an existing plan).
Actuarial gains and losses on defined benefit plans (pensions and other post-employment benefits), also referred to as “Remeasurements of the net defined benefit liability (asset)”, arise as a result of changes in financial and demographic assumptions, experience adjustments, and the difference between the actual return and the return on plan assets included in the calculation of the net interest cost. The impacts of those remeasurements are recognized in Other comprehensive income, net of deferred taxes; they are not subsequently reclassifiable to profit or loss.
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
The fair value of stock option plans is measured at the date of grant using the Black-Scholes valuation model, taking into account the expected life of the options. The resulting expense also takes into account the expected cancellation rate of the options. The expense is adjusted over the vesting period to reflect (i) actual cancellation rates resulting from option-holders ceasing to be employed by Sanofi and (ii) attainment of non-market performance conditions.
B.24.2. Employee share ownership plans
Sanofi may offer its employees the opportunity to subscribe to reserved share issues at a discount to the reference market price. Shares awarded to employees under such plans fall within the scope of IFRS 2. Consequently, an expense is recognized at the subscription date, based on the value of the discount offered to employees, with the opposite entry recognized in equity.
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

SANOFI FORM 20-F 2024	F-29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
B.26. Segment information
In accordance with IFRS 8 (Operating Segments), the segment information reported by Sanofi is prepared on the basis of internal management data provided to our Chief Executive Officer, who is the chief operating decision maker of Sanofi. The performance of the segment is monitored individually using internal reports and indicators.
Information about operating segments in accordance with IFRS 8 is presented in Note D.35., “Segment information”.
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
As a result of Sanofi’s exercise of an option with respect to an antibody under the Discovery and Preclinical Development
Agreement, such antibody became a “Licensed Product” under the License and Collaboration Agreement, pursuant to which
Sanofi and Regeneron co-develop the antibody with Sanofi initially being wholly responsible for funding the development program. On receipt of the first positive Phase 3 study results for any antibody being developed under the License and
Collaboration Agreement, the subsequent development costs for that antibody are split 80% Sanofi, 20% Regeneron. Amounts received from Regeneron under the License and Collaboration Agreement are recognized by Sanofi as a reduction in the line item Research and development expenses. Co-development with Regeneron of the antibodies Dupixent, Kevzara and
REGN3500 (SAR440340 - itepekimab) is ongoing under the License and Collaboration Agreement as of December 31, 2024.
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
On the later of (i) 24 months before the scheduled launch date or (ii) the first positive Phase 3 study results, Sanofi and Regeneron share the commercial expenses of the antibodies co-developed under the License and Collaboration Agreement.
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

F-30	SANOFI FORM 20-F 2024

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
In July 2022, Sanofi received as consideration an upfront payment of $900 million (€856 million), which was recognized within
Other operating income on the date of receipt. The same line item also includes a regulatory milestone payment of $100 million
(€96 million) following the US FDA approval in November 2022 of Libtayo in combination with chemotherapy as a first line treatment for NSCLC (non-small cell lung cancer). In addition, Sanofi is entitled to royalties of 11% and to milestone payments
(€116 million in 2023, €111 million in 2022) linked to global net sales of Libtayo; those royalties are recognized within Other operating income in line with the pattern of sales. All of the cash inflows relating to the above items (€117 million in 2024,
€196 million in 2023, €952 million in 2022) are presented within Net cash provided by/(used in) operating activities in the consolidated statement of cash flows.
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
The transaction also includes time-limited transitional services agreements with Regeneron which include manufacturing, distribution (for which Sanofi acts as agent), and promotion.
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

SANOFI FORM 20-F 2024	F-31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Regeneron (related to the development and commercialization of Zaltrap) or the collaboration agreement with Regeneron on monoclonal antibodies (see “Collaboration agreements on human therapeutic antibodies” above), each as amended or (ii) other specified events.
Starting in 2018 Sanofi began to sell shares of Regeneron stock and announced on May 29, 2020 the closing of its sale of
13 million shares of Regeneron common stock in a registered offering and a private sale to Regeneron (see Note D.1.).
Pursuant to subsequent sales in 2022, Sanofi no longer holds any shares of Regeneron stock, as of December 31, 2024.
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
In addition, Sanofi could pay AstraZeneca up to €375 million if sales objectives are met. Those amounts are recognized as a component of the value of the intangible asset when payment becomes probable. In 2024, payments of €25 million and of
€50 million were made, and an amount of €100 million was recognized as an accrued expense further to a contractual threshold being met.
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
As of December 31, 2024 the liability was remeasured by an amount of €291 million. As of December 31, 2023 the liability was remeasured by an amount of €541 million, reflecting the strong success of the US launch of Beyfortus, which led to sales forecasts being revised upward from the initial estimate. The resulting adjustment was recognized within Financial expenses.
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
Beyfortus was approved in Europe in November 2022, in the United States in July 2023, and in a number of other countries
(including China and Japan) in 2024.

F-32	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D/ Presentation of the financial statements
D.1. Significant transactions
D.1.1. Significant transactions of 2024
D.1.1.1. Acquisition of Inhibrx, Inc
On May 30, 2024, Sanofi completed the acquisition of Inhibrx, Inc (“Inhibrx”), adding SAR447537 (formerly INBRX-101) to Sanofi’s rare disease pipeline. SAR447537 is a human recombinant protein that holds the promise of allowing alpha-1 antitrypsin deficiency (AATD) patients to achieve normalization of serum AAT levels with less frequent (monthly vs. weekly) dosing. AATD is an inherited rare disease characterized by low levels of AAT protein, predominantly affecting the lungs with progressive tissue deterioration. SAR447537 may help to reduce inflammation and prevent further deterioration of lung function in affected individuals.
The transaction did not meet the criteria for a business combination under IFRS 3, and consequently was accounted for as an acquisition of a group of assets.
The acquisition price was $2,035 million. Of that amount (plus acquisition-related costs), $1,885 million was allocated to in-
process development in respect of SAR447537 and recognized within Other intangible assets in accordance with IAS 38. The difference between that amount and the acquisition price corresponds to the other assets acquired and liabilities assumed in the transaction.
In addition, Sanofi awarded the former shareholders of Inhibrx an unquoted, non-negotiable Contingent Value Right (CVR)
certificate that entitles them to a deferred cash payment of $5.00 per Inhibrx share, subject to attainment of a specified regulatory milestone before June 30, 2027. The nominal value of that off balance sheet commitment is $300 million.
The impact of this acquisition, as reflected within the line item Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows, is a net cash outflow of $2,035 million.
D.1.1.2. Project to divest a controlling interest in Opella
On October 21, 2024, Sanofi and Clayton, Dubilier & Rice (CD&R) entered into exclusive negotiations for the transfer of a controlling interest in Opella (in which Sanofi will remain a significant shareholder), leading to the signature of a fully-funded unilateral put option agreement . On closing of the transaction, Sanofi would retain an equity interest of approximately 50% in the new entity which will indirectly own the Opella scope of companies, comprising Opella Healthcare and its subsidiaries.
The put option agreement is based on a valuation of Opella, determined by the parties, of approximately €16 billion. On February
3, 2025, Sanofi exercised the put option agreement, confirming its intention to sign the share purchase agreement appended to the put option agreement.
At the current stage of the ongoing discussions with CD&R, further heads of agreement have been agreed and appended to the put option agreement, including but not limited to: (i) a future shareholder agreement setting forth governance arrangements for the new entity; (ii) an investment agreement governing the structure of the target entity (in which Sanofi and CD&R will hold equity interests in the proportions specified in the contract) and conferring control of the relevant activities of Opella on CD&R, in accordance with the requirements of IFRS 10 (see below); and (iii) an amended version of the Separation Agreement of July 24,
2024, specifying the arrangements for the separation of the Opella activities from Sanofi.
Under the terms of that agreement, certain Opella activities will not be transferred on the effective date of loss of control upon closing of the transaction. These are primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028 after a transitional period required to complete the transfer plan agreed with Sanofi in the context of public tendering arrangements and (ii) sales made by the dedicated entity Opella Russie, the equity interests in which will be retained by
Sanofi. Sanofi will continue to distribute Opella products in Russian territory under the distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of this retained interest during the distribution agreement term .
As regards the product liability claims described in Note D.22. "Legal and arbitral proceedings", and in particular the ongoing litigation relating to Zantac in the United States, the Separation Agreement specifies that Sanofi will indemnify Opella, without limitation as to amount, for all liabilities resulting from the marketing of any Zantac brand product containing ranitidine as an active pharmaceutical ingredient, including product liability claims.
In addition, under the same Separation Agreement, Sanofi retains the worldwide rights to the Gold Bond product. The assets associated with those rights, and the liabilities recognized in respect of the ongoing Gold Bond litigation in the United States, are retained by Sanofi. Gold Bond will continue to be marketed in the United States through the retained subsidiary Gold Bond LLC.
All social processes have been conducted, and are now completed.
The proposed transaction remains subject to obtaining customary regulatory approvals from the competent authorities.
Closing of the transaction is expected in the second quarter of 2025 at the earliest.

SANOFI FORM 20-F 2024	F-33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Following the closing of the transaction, Sanofi will lose control of Opella. The analysis of where power resides is based primarily on the agreement reached on the key terms of the future shareholder agreement between CD&R and Sanofi, as appended to the put option agreement signed on October 21, 2024, under which CD&R will hold a majority of voting rights in shareholder meetings of the newly-constituted entity that will indirectly own Opella, with the exception of certain decisions that must be made jointly, those being primarily decisions of a protective nature relating to fundamental changes to the nature of the activities carried on by the new entity. In addition, CD&R will have a majority on the governance body of the new entity, giving CD&R power over that entity and consequently over decisions related to the activities of Opella, thereby leading to the loss of control by Sanofi over
Opella based on the criteria for assessment of control specified in IFRS 10 and the Basis of Conclusions thereto.
BpiFrance is expected to participate as a minority shareholder with a c.2% stake in Opella, which does not change the analysis of control set forth above.
With effect from the date of closing of the transaction, Sanofi will exercise significant influence over Opella. The share of profits or losses from the retained interest in Opella will then be reported within the line item Share of profit/(loss) from investments accounted for using the equity method in the Sanofi income statement.
Completion of the transaction is considered highly probable. In accordance with the classification and presentation requirements of IFRS 5 (see Note B.7.), all assets of Opella and all liabilities directly related to those assets are classified from October 21, 2024 in the line items Assets held for sale and Liabilities related to assets held for sale, respectively, in the consolidated balance sheet (see Notes D.8. and D.36.).
Opella (formerly known as Consumer Healthcare) constituted an operating segment of Sanofi until October 21, 2024 (see Note
D.35., "Segment Information"). Consequently, Opella meets the definition of a discontinued operation under IFRS 5 (see Note
B.7.), as a result of which the net income from this business is presented separately within the line item Net income from discontinued operations in the consolidated income statement. This presentation in a separate income statement line item applies to operations for the year ended December 31, 2024, and on a consistent basis for the comparative periods presented.
The cash flows arising from operating, investing and financing activities of the Opella business are also presented in separate line items in the consolidated statements of cash flows for the year ended December 31, 2024 and for the comparative periods presented.
For detailed information about the contribution of the Opella business to the consolidated financial statements refer to Note
D.36., “Information related to Opella”.
D.1.1.3. Enjaymo divestment
On November 29, 2024, Sanofi entered into a definitive agreement with Recordati for the sale of Sanofi's global rights to Enjaymo and the transfer of specific employees. Under this agreement, Sanofi received an upfront payment of $825 million and will be eligible for milestone payments of up to $250 million based on sales.
This agreement led to the de-recognition of assets relating to the Enjaymo activity, including goodwill of €276 million. The gain arising on the divestment is immaterial.
The impact of the disposal in the consolidated cash flow statement, as reflected in the line item Proceeds from disposals of tangible, intangible and other non-current assets net of tax, is a pre-tax cash inflow of €768 million.
D.1.2. Significant transactions of 2023
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

F-34	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Acquisition of QRIB Intermediate Holdings, LLC
On July 28, 2023, Sanofi announced that it had acquired QRIB Intermediate Holdings, LLC (QRIB), the owner of Qunol, a market-
leading US-based health & wellness brand. The acquisition strengthened Opella's operations in the Vitamin, Mineral and
Supplements (VMS) category.
The acquisition of QRIB by Sanofi was completed on September 29, 2023, at a purchase price of $1,419 million.
The final purchase price allocation led to the recognition of goodwill of €484 million, determined as follows:

(€ million)	Fair value at acquisition date
Other intangible assets	774
Other current and non-current assets and liabilities	80
Cash and cash equivalents	8
Deferred taxes, net	(3)
Net assets of QRIB Intermediate Holdings, LLC	859
Goodwill	484
Purchase price	1,343
The other acquired intangible assets identified consist of the Qunol brand.
Goodwill mainly represents the expected future profits attributable to the development of the VMS platform in the United States as a result of the integration of QRIB into the Sanofi group.
The entire amount of goodwill is deductible for tax purposes over a period of 15 years.
The impact of this acquisition is reflected in Net cash provided by/(used in) investing activities of the discontinued Opella business in the consolidated statement of cash flows, and represents a net cash outflow of $1,410 million.
Net assets related to this acquisition, including associated goodwill, are part of Opella's net assets and are therefore reclassified to Assets held for sale and Liabilities related to assets held for sale (see Note D.36.).
D.1.3. Significant transactions of 2022
Acquisition of Amunix Pharmaceuticals, Inc.
On February 8, 2022, Sanofi acquired the entire share capital of the immuno-oncology company Amunix Pharmaceuticals, Inc.
(Amunix), thereby gaining access to Amunix’s innovative ProXTen technology and a promising pipeline of immunotherapies.
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
Other intangible assets comprise ProXTen, an innovative universal protease-releasable masking technology platform for the discovery and development of transformative cytokine therapies and T-cell engager (TCE) immunotherapies for patients with cancer. In 2023, an impairment loss was taken against the ProXTen platform, in line with a strategic decision to de-prioritize certain R&D programs (see Note D.5., "Impairment of intangible assets and property, plant and equipment").
The license agreement entered into with Vir Biotechnology, Inc. in September 2024 led to the derecognition of the ProXTen intangible asset for its full value, after recognizing a partial reversal of the impairment recognized in 2023.
Goodwill mainly represents the value of Amunix’s upstream research and development pipeline of immuno-oncology therapies based on next-generation conditionally activated biologics, especially when combined with Sanofi’s existing oncology portfolio.
The goodwill generated on this acquisition does not give rise to any deduction for income tax purposes.
Amunixhas no commercial operations.
The impact of this acquisition as reflected within the line item Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows is a cash outflow of €852 million.

SANOFI FORM 20-F 2024	F-35

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
On May 10, 2022, the payment date of the dividend in kind in the days following the admission to listing of EUROAPI shares, those
Sanofi shareholders who had retained their Sanofi shares received 1 EUROAPI share per 23 Sanofi shares, representing in total 57.88% of the share capital of EUROAPI. As of that date, Sanofi lost control over the EUROAPI entities, based on an assessment of the criteria specified in IFRS 10 (Consolidated financial statements). The assets and liabilities of EUROAPI, which since March 17, 2022 had been presented as assets and liabilities held for sale within the Sanofi balance sheet in accordance with
IFRS 5 (Non-Current Assets Held for sale), were deconsolidated. In addition, because EUROAPI operations do not constitute a discontinued operation under IFRS 5, the contribution from EUROAPI has not been presented within separate line items in the income statement and statement of cash flows or in information for prior comparative periods. The contribution of EUROAPI operations to the consolidated net sales of Sanofi in the year ended December 31, 2021 was €486 million.
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
•the recognition in the balance sheet within the line item Investments accounted for using the equity method, of the retained 30.1% equity interest in EUROAPI at an amount of €413 million, determined on the basis of the weighted average price of €14.58 per share and representing the fair value of the equity interest in accordance with IFRS 10;
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

F-36	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.2. Capital and financial risk management information
D.2.1. Capital management information
In order to maintain or adjust the capital structure, Sanofi can adjust the amount of dividends paid to shareholders, repurchase its own shares, issue new shares, or issue securities giving access to its capital.
The following objectives are defined under the terms of Sanofi’s share repurchase programs:
•the implementation of any stock option plan giving entitlement to purchase shares in the Sanofi parent company (see Note
D.15.);
•the allotment or sale of shares to employees under statutory profit sharing schemes and employee savings plans;
•the consideration-free allotment of shares (i.e. restricted share plans) (see Note D.15.);
•the cancellation of some or all of the repurchased shares (see Note D.15.);
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
Sanofi defines “Net debt” as (i) the sum of short-term debt, long-term debt and interest rate derivatives and currency derivatives used to hedge debt, minus (ii) the sum of cash and cash equivalents and interest rate derivatives and currency derivatives used to hedge cash and cash equivalents (see Note D.17.).
D.2.2. Financial risk management
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
Sales generated by Sanofi with its biggest customers are disclosed in Note D.35.
Market risks
Please refer to "Item 11. Quantitative and Qualitative Disclosures about Market Risk" of this Annual Report on Form 20-F, and to
Notes D.17 and D.20. below.

SANOFI FORM 20-F 2024	F-37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.3. Property, plant and equipment
D.3.1. Property, plant and equipment owned
Property, plant and equipment owned by Sanofi is comprised of the following items:

(€ million)	Land	Buildings	Machinery and equipment	Fixtures, fittings and other	Property, plant and equipment in process	Total
Gross value at January 1, 2022	240	7,170	11,648	2,655	3,097	24,810
Changes in scope of consolidation	(17)	(294)	(1,480)	(163)	(150)	(2,104)
Acquisitions and other increases	—	11	54	41	1,642	1,748
Disposals and other decreases	(1)	(161)	(240)	(155)	(2)	(559)
Currency translation differences	17	122	144	29	35	347
Transfers(a)	(2)	480	722	108	(1,626)	(318)
Gross value at December 31, 2022	237	7,328	10,848	2,515	2,996	23,924
Changes in scope of consolidation	—	(11)	(29)	(7)	(4)	(51)
Acquisitions and other increases	—	27	47	36	1,583	1,693
Disposals and other decreases	(2)	(50)	(340)	(100)	(10)	(502)
Currency translation differences	(5)	(94)	(71)	(30)	(45)	(245)
Transfers(a)	(2)	481	457	86	(1,071)	(49)
Gross value at December 31, 2023	228	7,681	10,912	2,500	3,449	24,770
Changes in scope of consolidation	—	—	—	—	—	—
Acquisitions and other increases	—	13	36	36	1,632	1,717
Disposals and other decreases	(3)	(209)	(510)	(173)	(79)	(974)
Currency translation differences	13	163	126	30	17	349
Transfers(a)	(1)	335	764	142	(1,235)	5
Opella reclassification (b)	(36)	(539)	(866)	(154)	(211)	(1,806)
Gross value at December 31, 2024	201	7,444	10,462	2,381	3,573	24,061
Accumulated depreciation & impairment at January 1, 2022	(9)	(4,190)	(8,340)	(2,115)	(128)	(14,782)
Changes in scope of consolidation	—	201	1,202	130	—	1,533
Depreciation expense	—	(356)	(622)	(164)	—	(1,142)
Impairment losses, net of reversals	(1)	(50)	(58)	(2)	(75)	(186)
Disposals and other decreases	—	133	201	153	31	518
Currency translation differences	—	(52)	(69)	(22)	5	(138)
Transfers(a)	—	89	49	5	(1)	142
Accumulated depreciation & impairment at December 31, 2022	(10)	(4,225)	(7,637)	(2,015)	(168)	(14,055)
Changes in scope of consolidation	—	5	16	3	—	24
Depreciation expense	—	(321)	(620)	(139)	—	(1,080)
Impairment losses, net of reversals	—	(30)	(46)	(4)	(50)	(130)
Disposals and other decreases	—	48	334	98	8	488
Currency translation differences	2	45	44	21	—	112
Transfers(a)	—	(22)	36	(1)	18	31
Accumulated depreciation & impairment at December 31, 2023	(8)	(4,500)	(7,873)	(2,037)	(192)	(14,610)
Changes in scope of consolidation	—	—	—	—	—	—
Depreciation expense	—	(325)	(580)	(136)	—	(1,041)
Impairment losses, net of reversals	—	(47)	(23)	(3)	(32)	(105)
Disposals and other decreases	1	197	507	172	37	914
Currency translation differences	1	(77)	(95)	(18)	—	(189)
Transfers(a)	—	9	5	4	(3)	15
Opella reclassification (b)	6	333	599	97	11	1,046
Accumulated depreciation & impairment at December 31, 2024	—	(4,410)	(7,460)	(1,921)	(179)	(13,970)
Carrying amount at December 31, 2022	227	3,103	3,211	500	2,828	9,869
Carrying amount at December 31, 2023	220	3,181	3,039	463	3,257	10,160
Carrying amount at December 31, 2024	201	3,034	3,002	460	3,394	10,091
(a)This line mainly comprises property, plant and equipment in process brought into service during the period, and reclassification of assets (other than
Opella assets) to Assets held for sale.
(b)This line comprises property, plant and equipment owned by Opella, reclassified to Assets held for sale as of December 31, 2024 in accordance with
IFRS 5 (see Note D.1.).

F-38	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below sets forth acquisitions and capitalized interest for the years ended December 31, 2024, 2023 and 2022:

(€ million)	2024	2023	2022
Acquisitions	1,717	1,693	1,748
Biopharma (operating segment)	1,554	1,592	1,678
of which Manufacturing & Supply	1,114	1,188	1,129
Opella (discontinued operation, see Note D.1.)	163	101	70
of which Manufacturing & Supply	135	90	63
Of which capitalized interest	51	26	17
Off balance sheet commitments relating to property, plant and equipment as of December 31, 2024, 2023 and 2022 are set forth below:

(€ million)	2024	2023	2022
Firm orders of property, plant and equipment	422	638	861
Property, plant and equipment pledged as security for liabilities	21	16	—
The table below sets forth the net impairment losses recognized in each of the last three financial periods:

(€ million)	2024	2023	2022
Net impairment losses on property, plant and equipment(a)	105	130	186
(a)These amounts mainly comprise impairment losses recognized as a result of decisions taken during the periods presented, relating primarily to shutdowns or changes in use of industrial sites.

SANOFI FORM 20-F 2024	F-39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.3.2. Property, plant and equipment leased – right-of-use assets
Right-of-use assets relating to property, plant and equipment leased by Sanofi are analyzed in the table below:

(€ million)	Right-of-use assets
Gross value at January 1, 2022	2,745
Changes in scope of consolidation	(26)
Acquisitions and other increases	292
Disposals and other decreases	(232)
Currency translation differences	101
Transfers(a)	(8)
Gross value at December 31, 2022	2,872
Acquisitions and other increases	247
Disposals and other decreases	(314)
Currency translation differences	(58)
Transfers(a)	(75)
Gross value at December 31, 2023	2,672
Acquisitions and other increases	442
Disposals and other decreases	(375)
Currency translation differences	89
Transfers(a)	(60)
Opella reclassification (b)	(155)
Gross value at December 31, 2024	2,613
Accumulated depreciation & impairment at January 1, 2022	(797)
Changes in scope of consolidation	14
Depreciation and impairment charged in the period	(341)
Disposals and other decreases	82
Currency translation differences	(17)
Transfers(a)	2
Accumulated depreciation & impairment at December 31, 2022	(1,057)
Depreciation and impairment charged in the period	(292)
Disposals and other decreases	276
Currency translation differences	21
Transfers(a)	34
Accumulated depreciation & impairment at December 31, 2023	(1,018)
Depreciation and impairment charged in the period	(315)
Disposals and other decreases	183
Currency translation differences	(30)
Transfers(a)	38
Opella reclassification (b)	39
Accumulated depreciation & impairment at December 31, 2024	(1,103)
Carrying amount at December 31, 2022	1,815
Carrying amount at December 31, 2023	1,654
Carrying amount at December 31, 2024	1,510
(a)This line also includes the effect of the reclassification of assets (other than Opella assets) to Assets held for sale.
(b)This line comprises the Opella right-of-use assets, reclassified to Assets held for sale as of December 31, 2024 in accordance with IFRS 5 (see Note D.1.).
Leased assets comprised offices and industrial premises (90%) and the vehicle fleet (10%) as of December 31, 2024.
Annual lease costs on short term leases and low value asset leases amounted to €16 million in the year ended December 31, 2024,
€19 million in the year ended December 31, 2023, and €26 million in the year ended December 31, 2022. Variable lease payments, sub-leasing activities, and sale-and-leaseback transactions were immaterial.
Total cash outflows on leases (excluding annual lease costs on short term leases and low value asset leases) were €348 million in the year ended December 31, 2024, €315 million in the year ended December 31, 2023, and €389 million in the year ended December 31, 2022.

F-40	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A maturity analysis of the lease liability is disclosed in Note D.17.2.
Commitments related to short-term leases and low value asset leases, including future payments for lease contracts committed but not yet commenced, are disclosed in Note D.21.
D.4. Goodwill and other intangible assets
Movements in goodwill comprise:

(€ million)	Goodwill
Balance at January 1, 2022	48,056
Acquisitions during the period	609
Other movements during the period(a)	(258)
Currency translation differences	1,485
Balance at December 31, 2022	49,892
Acquisitions during the period (c)	475
Other movements during the period(a)	(90)
Currency translation differences	(873)
Balance at December 31, 2023	49,404
Acquisitions during the period	—
Other movements during the period(a)	(351)
Currency translation differences	1,586
Opella reclassification (b)	(7,255)
Balance at December 31, 2024	43,384
(a)This line mainly comprises the amount of goodwill allocated to divested operations in accordance with paragraph 86 of IAS 36, including in 2024 the allocated goodwill relating to the divestment of the Enjaymo activity to Recordati (see Note D.1.). For 2022, this line includes the loss of control of
EUROAPI (see Note D.1.).
(b)The Opella goodwill is presented within Assets held for sale (see Note D.1.).
(c)The final purchase price allocation for QRIB Intermediate Holdings, LLC resulted in the recognition of intangible assets (other than goodwill) of
€774 million as of the acquisition date (September 29, 2023) and of goodwill measured at €484 million as of the acquisition date (see Note D.1.).
In accordance with IAS 36, goodwill is allocated to groups of Cash Generating Units (CGUs) at a level corresponding to the
Biopharma operating segment (see Note D.35.).
For the purpose of annual impairment testing of goodwill, the recoverable amount was determined on the basis of value in use, as derived from discounted estimates of the future cash flows in accordance with the policies described in Note B.6.1.
Acquisition of Amunix Pharmaceuticals, Inc. (2022)
The final purchase price allocation for Amunix Pharmaceuticals, Inc. resulted in the recognition of intangible assets (other than goodwill) of €493 million as of the acquisition date (February 8, 2022), and of goodwill measured at €609 million as of the acquisition date (see Note D.1.).

SANOFI FORM 20-F 2024	F-41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movements in other intangible assets comprise:

(€ million)	Acquired R&D	Products, trademarks and other rights	Software	Total other intangible assets
Gross value at January 1, 2022(a)	11,207	65,906	1,752	78,865
Changes in scope of consolidation(c)	—	499	(35)	464
Acquisitions and other increases	277	195	99	571
Disposals and other decreases	(72)	(423)	(48)	(543)
Currency translation differences	518	1,994	21	2,533
Transfers(b)	(1,576)	1,408	(6)	(174)
Gross value at December 31, 2022	10,354	69,579	1,783	81,716
Changes in scope of consolidation(c)	113	3,287	1	3,401
Acquisitions and other increases(f)	1,062	1,970	80	3,112
Disposals and other decreases	(262)	(380)	(41)	(683)
Currency translation differences	(242)	(1,584)	(11)	(1,837)
Transfers(b)	(1,253)	861	(4)	(396)
Gross value at December 31, 2023	9,772	73,733	1,808	85,313
Changes in scope of consolidation(c)	1,745	—	—	1,745
Acquisitions and other increases(f)	1,006	444	104	1,554
Disposals and other decreases	(58)	(1,447)	(9)	(1,514)
Currency translation differences	606	2,708	17	3,331
Transfers(b)	(52)	66	(11)	3
Opella reclassification (a)	(153)	(9,156)	(57)	(9,366)
Gross value at December 31, 2024	12,866	66,348	1,852	81,066
Accumulated amortization & impairment at January 1, 2022(a)	(3,477)	(52,744)	(1,237)	(57,458)
Changes in scope of consolidation	—	—	11	11
Amortization expense(e)	—	(2,099)	(97)	(2,196)
Impairment losses, net of reversals(d)	(1,107)	1,561	—	454
Disposals and other decreases	75	411	39	525
Currency translation differences	(7)	(1,567)	(17)	(1,591)
Transfers(b)	388	(214)	5	179
Accumulated amortization & impairment at December 31, 2022	(4,128)	(54,652)	(1,296)	(60,076)
Changes in scope of consolidation(c)	—	33	—	33
Amortization expense	—	(2,225)	(120)	(2,345)
Impairment losses, net of reversals(d)	(90)	(842)	—	(932)
Disposals and other decreases	262	326	41	629
Currency translation differences	94	1,184	9	1,287
Transfers(b)	128	268	14	410
Accumulated amortization & impairment at December 31, 2023	(3,734)	(55,908)	(1,352)	(60,994)
Amortization expense	—	(2,094)	(106)	(2,200)
Impairment losses, net of reversals(d)	(638)	373	1	(264)
Disposals and other decreases	58	655	9	722
Currency translation differences	(191)	(1,928)	(15)	(2,134)
Transfers(b)	(2)	(3)	—	(5)
Opella reclassification (a)	10	6,398	30	6,438
Accumulated amortization & impairment at December 31, 2024	(4,497)	(52,507)	(1,433)	(58,437)
Carrying amount at December 31, 2022	6,226	14,927	487	21,640
Carrying amount at December 31, 2023	6,038	17,825	456	24,319
Carrying amount at December 31, 2024	8,369	13,841	419	22,629
(a)Comprises the other intangible assets of Opella, now reclassified to Assets held for sale at December 31, 2024 in accordance with IFRS 5 (see note D.1.).
(b)The “Transfers” line mainly comprises (i) acquired R&D that came into commercial use during the period and (ii) reclassifications of assets (other than
Opella assets) as Assets held for sale.
(c)The “Changes in scope of consolidation” line mainly comprises the fair value of intangible assets recognized in connection with acquisitions made during the period (see Note D.1.).
(d)See Note D.5.

F-42	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(e)The amendment to the terms of the IO License and Collaboration Agreement resulted in the recognition of an amortization charge of €226 million in 2022 (see Note C.1.).
(f)This line mainly comprises:
In 2023:
–the rights acquired as a result of the simplification agreed between Sanofi and AstraZeneca in April 2023 in respect of the agreements on Beyfortus
(nirsevimab) (see Note C.2.);
–an upfront payment of $500 million relating to the rights acquired under the agreement with Teva Pharmaceuticals on the co-development and co-
commercialization of TEV’574;and
–an upfront payment of $175 million for the rights acquired under the agreement with Janssen Pharmaceuticals, Inc. relating to a vaccine against extra-intestinal pathogenic strains of E-Coli.
In 2024:
–an upfront payment of $500 million for the rights acquired under the agreement with Novavax relating to the co-exclusive license agreement for the co-commercialization of a COVID-19 vaccine and the development of a combined flu-COVID-19 vaccine; and
–an upfront payment of $300 million for the rights acquired under an agreement with Corxel Pharmaceuticals for the development and commercialization rights to aficamten in China.
“Products, trademarks and other rights” mainly comprise:
•“marketed products”, with a carrying amount of €12.7 billion as of December 31, 2024 (versus €16.6 billion as of December 31,
2023 and €12.7 billion as of December 31, 2022) and a weighted average amortization period of approximately 10 years; and
•“technology platforms”, with a carrying amount of €1.1 billion as of December 31, 2024 (versus €1.2 billion as of December 31,
2023 and €2.2 billion as of December 31, 2022) and a weighted average amortization period of approximately 18 years.
The table below provides information about the principal “marketed products”, which were recognized in connection with major acquisitions made by Sanofi and represented 95% of the carrying amount of that item as of December 31, 2024:

(€ million)	Gross value	Accumulated amortization & impairment	December 31, 2024	Amortization period (years)(a)	Residual amortization period (years)(b)	Carrying amount at December 31, 2023	Carrying amount at December 31, 2022
Genzyme(c)	10,600	(10,541)	59	10	2	208	621
Boehringer Ingelheim (c)	3,520	(1,756)	1,764	17	10	1,806	2,037
Aventis(c)	34,175	(34,136)	39	9	10	43	58
Chattem(c)	1,406	(924)	482	23	10	501	574
Protein Sciences(c)	886	(505)	381	13	6	420	498
Ablynx(c)	1,966	(883)	1,083	14	8	1,220	1,357
Bioverativ(c)	8,375	(4,026)	4,349	13	8	5,152	4,836
Rezurock	2,033	(520)	1,513	12	9	1,580	1,702
Tzield	2,714	(375)	2,339	12	11	2,405	—
Beyfortus	2,288	(201)	2,087	17	16	1,870	180
Qunol	790	(91)	699	10	8	722	—
Total: principal marketed products incl. Opella products presented in "Assets held for sale"	68,753	(53,958)	14,795			15,927	11,863
Total: principal marketed products excl. Opella products presented in "Assets held for sale"	60,214	(48,212)	12,002			13,055	9,429
(a)Weighted averages. The amortization periods for these products vary between 1 and 25 years.
(b)Weighted averages.
(c)Commercialized products derived from the acquisition of these companies. In the case of Bioverativ, the product Enjaymo was sold to Recordati in 2024
(see Note D.1.).
During 2023, some of the acquired research and development came into commercial use, and started being amortized from the date of marketing approval; the main item involved was ALTUVIIIO (efanesoctocog alfa) which extends protection from bleeds and treats acute hemorrhages in people with hemophilia A.
The main asset brought into service during 2022 was Enjaymo (sutimlimab-jome), a treatment for cold agglutinin disease.

SANOFI FORM 20-F 2024	F-43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amortization of other intangible assets is recognized in the income statement within the line item Amortization of intangible assets, except for amortization of software and other rights of an industrial or operational nature which is recognized in the relevant classification of expense by function. An analysis of amortization of software is shown in the table below:

(€ million)	2024	2023(a)	2022(a)
Cost of sales	16	14	9
Research and development expenses	1	3	1
Selling and general expenses	87	100	82
Other operating expenses	1	2	4
Net income from discontinued operations	1	1	1
Total	106	120	97
(a)Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.
D.5. Impairment of intangible assets and property, plant and equipment
Goodwill
When testing goodwill annually for impairment, the recoverable amount is determined for the Biopharma segment on the basis of value in use, as derived from discounted estimates of the future cash flows in accordance with the policies described in
Note B.6.1.
The value in use of the Biopharma segment was determined by applying an after-tax discount rate to estimated future after-tax cash flows; the rate used for impairment testing of the Biopharma segment in 2024 was 7.25%.
The pre-tax discount rate applied to estimated pre-tax cash flows is calculated by iteration from the previously-determined value in use; the rate used for the Biopharma segment was 9.8%.
The assumptions used in testing goodwill for impairment are reviewed annually. Apart from the discount rate, the principal assumptions used in 2024 were as follows:
•the perpetual growth rate applied to future cash flows for the Biopharma segment was zero; and
•Sanofi also applies assumptions on the probability of success of current research and development projects, and more generally on its ability to renew the product portfolio in the longer term.
Value in use (determined as described above) is compared with the carrying amount, and this comparison is then subject to sensitivity analyses by reference to key parameters including:
•changes in the discount rate;
•changes in the perpetual growth rate; and
•fluctuations in operating margin.
No impairment of the goodwill would need to be recognized in the event of a reasonably possible change in the assumptions used in 2024.
No impairment losses were recognized against goodwill in the years ended December 31, 2024, 2023 or 2022.
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
The after-tax discount rates used in 2024 for impairment testing of other intangible assets were obtained by adjusting Sanofi’s weighted average cost of capital to reflect specific country and business risks, giving after-tax discount rates in a range from
7.25% to 8.25%.
In most instances, there are no market data that would enable fair value less costs to sell to be determined other than by means of developing a similar estimate based on future cash flows. Consequently, recoverable amount is in substance equal to value in use. The estimates used to determine value in use are sensitive to assumptions specific to the nature of the asset and to Sanofi's activities. Apart from the discount rate, the principal assumptions used in 2024 were as follows:
•mid-term and long-term forecasts;
•perpetual growth or attrition rates, when applicable; and
•probability of success of current research and development projects.

F-44	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The assumptions used in testing intangible assets for impairment are reviewed at least annually.
In 2024, 2023 and 2022, impairment testing of other intangible assets (excluding software) resulted in the recognition of net impairment losses as shown below (the table presents all net impairments of the Group including Opella, over all periods):

(€ million)	2024	2023	2022
Impairment of other intangible assets, net of reversals (excluding software)	265	932	(454)
Marketed products	(167)	—	(1,561)
Biopharma(a)	(167)	—	(1,526)
Opella	—	—	(35)
Research and development projects and technology platforms (b)(c)(d)	415	896	1,107
Others	17	36	—
(a)  For 2024, this comprises a reversal of €167 million in connection with the disposal of Enjaymo.
For 2022, this amount mainly comprises a reversal of €2,154 millionof impairment losses taken against Eloctate and BIVV001 (assets belonging to the
Eloctate franchise), consisting of  €1,554 million for marketed products and €600 million for research and development projects respectively. In 2019, the launch of competing products for Eloctate led Sanofi to update its sales forecasts for products belonging to the franchise, as a result of which impairment losses of €2.8 billion were recognized against the assets in question. The reversal reflects the approval by the FDA on February 22, 2023 of
ALTUVIIIO (the commercial name of efanesoctocog alpha, corresponding to the BIVV001 project), which was submitted in 2022.
(b)For 2024, the monitoring of impairment indicators for other intangible assets led to the recognition of net impairment losses of €415 million, comprising
(i) impairment losses of €640 million against various research and development projects - including a €239 million loss resulting from the decision taken in February 2025 to discontinue a phase 3 clinical study investigating of a vaccine candidate to prevent invasive E.coli disease -  and (ii) an impairment reversal of €225 million recognized in connection with the disposal of the ProXTen technology platform.
(c)For 2023, this amount mainly comprises an impairment loss of €833 million, reflecting the impact of the strategic decision to de-prioritize certain R&D programs, in particular those related to the NK Cell and ProXTen technology platforms.
(d)For 2022, this amount mainly comprises:
–an impairment loss of €1,586 million taken against the development project for SAR444245 (non-alpha interleukin-2), recognized following revised cash flow projections reflecting unfavorable developments in the launch schedule;
–the €600 million reversal relating to the BIVV001 project (see above).
As required by IFRS 5, the other intangible assets of Opella were measured in accordance with IAS 36 immediately before their reclassification as assets held for sale; this assessment did not result in any impairment of their carrying amount being recognized.
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
•a Most Likely scenario, encompassing fragmented regional efforts to start reducing emissions but not at a sufficient level to meet Paris Agreement goals (emissions continue to increase but at a slowed rate, leading to a 2.8°C temperature increase).
The importance and likelihood of such risks have been assessed and have not led Sanofi to identify any material impact that could generate a risk of impairment of the assets of Sanofi’s CGUs.

SANOFI FORM 20-F 2024	F-45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.6. Investments accounted for using the equity method
Investments accounted for using the equity method comprise associates and joint ventures (see Note B.1.), and are set forth below.

(€ million)	% interest	2024	2023	2022
EUROAPI(a)	29.6	82	162	392
Infraserv GmbH & Co. Höchst KG(b)	31.2	102	90	97
MSP Vaccine Company(c)	50.0	81	96	104
Other investments	—	51	76	84
Total		316	424	677
(a) The investment in EUROAPI includes an impairment loss determined by reference to the quoted market price (€2.88 as of December 31, 2024, and €5.73 as of December 31, 2023).
(b)Joint venture.
(c)Joint venture. MSP Vaccine Company owns 100% of MCM Vaccine BV.
The table below shows Sanofi’s overall share of (i) profit or loss and (ii) other comprehensive income from investments accounted for using the equity method, showing the split between associates and joint ventures in accordance with IFRS 12 (the amounts for each individual associate or joint venture are not material):

	2024		2023		2022
(€ million)	Joint ventures	Associates	Joint ventures	Associates	Joint ventures	Associates
Share of profit/(loss) from investments accounted for using the equity method(a)	134	(74)	101	(237)	73	(18)
Share of other comprehensive income from investments accounted for using the equity method	3	(5)	(7)	7	(3)	(1)
Total	137	(79)	94	(230)	70	(19)
(a)The investment in EUROAPI includes an impairment loss determined by reference to the quoted market price (€2.88 as of December 31, 2024, and €5.73 as of December 31, 2023).
The financial statements include arm’s length transactions between Sanofi and some equity-accounted investments that are classified as related parties. The principal transactions and balances with related parties are summarized below:

(€ million)	2024	2023	2022(a)
Sales(d)	103	157	131
Royalties and other income(d)	71	14	21
Accounts receivable and other receivables(b)	184	249	330
Other assets(c)	189	—	—
Purchases and other expenses (including research expenses)(d)	600	573	472
Accounts payable and other liabilities	160	190	258
(a)In 2022, these items include Sanofi's transactions with EUROAPI from May 10, 2022 (see Note D.1.).
(b)Includes loans to joint ventures and associates.
(c)In October 2024, Sanofi raised its investment in EUROAPI by €200 million in the form of a perpetual subordinated hybrid bond. The fair value of this investment as of December 31, 2024 is €189 million.
(d)Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.
There were no funding commitments to associates and joint ventures as of December 31, 2024, December 31, 2023 or
December 31, 2022.
For off balance sheet commitments of an operational nature involving joint ventures, see Note D.21.1.

F-46	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.7. Other non-current assets
Other non-current assets comprise:

(€ million)	2024	2023	2022
Equity instruments at fair value through other comprehensive income (D.7.1.)	1,559	1,088	936
Debt instruments at fair value through other comprehensive income (D.7.2.)	357	346	329
Other financial assets at fair value through profit or loss (D.7.3.)	1,027	808	823
Pre-funded pension obligations (Note D.19.1.)	156	271	269
Long-term prepaid expenses	152	114	286
Long-term loans and advances and other non-current receivables(a)	502	591	452
Derivative financial instruments (Note D.20.)	—	—	—
Total	3,753	3,218	3,095
(a)As of December 31, 2024, this line includes:
–Loan of €149 million to the BioAtrium joint venture which matures on December 1, 2031, of which €156 million was recognized in "Other current assets" as of December 31, 2022;
–a receivable under a sub-lease amounting to €116 million (€181 million before discounting), versus €132 million (or €195 million before discounting) as of December 31, 2023.
D.7.1. Equity instruments at fair value through other comprehensive income
Quoted equity instruments
The line “Equity instruments at fair value through other comprehensive income” includes equity investments quoted in an active market with a carrying amount of €467 million as of December 31, 2024, €470 million as of December 31, 2023 and €387 million as of December 31, 2022.
The movement in quoted equity investments included in the “Equity instruments at fair value through other comprehensive income” category in the year ended December 31, 2024 was mainly due to Sanofi taking a non-controlling equity interest in
Novavax in May 2024.
The main changes during previous years in quoted equity investments included in the “Equity instruments at fair value through other comprehensive income” category are described below:
•In 2023: there were no material movements in quoted equity investments during the year ended December 31, 2023.
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
of December 31, 2024.
Unquoted equity instruments
The line item “Equity instruments at fair value through other comprehensive income” also includes equity investments not quoted in an active market with a carrying amount of €1,092 million as of December 31, 2024, €618 million as of December 31, 2023 and €549 million as of December 31, 2022.
The change in unquoted equity investments included in the “Equity instruments at fair value through other comprehensive income” category during the year ended December 31, 2024 was mainly due to an investment in EUROAPI in the form of a perpetual subordinated hybrid bond of which the value at inception date was €200 million and the value as of December 31,
2024 is €189 million, and various equity stakes acquired through the Sanofi Ventures fund.
In addition, commitments relating to equity investments classified in this asset category amounted to €360 million as of
December 31, 2024 (versus €65 million as of December 31, 2023). The figure as of December 31, 2024 includes €300 million relating to an equity interest of approximately 16% in Orano Med, a new entity valued at €1.9 billion focused on the discovery, design, and clinical development of next-generation radioligand therapies (RLTs) based on lead-212 (212Pb) alpha-emitting isotopes.

SANOFI FORM 20-F 2024	F-47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.7.2. Debt instruments at fair value through other comprehensive income
The “Debt instruments at fair value through other comprehensive income” category includes quoted euro-denominated senior bonds amounting to €357 million as of December 31, 2024, including €110 million of securities obtained in exchange for financial assets held to meet obligations to employees under post-employment benefit plans.
Sanofi held €346 million of quoted senior bonds as of December 31, 2023 and €329 million as of December 31, 2022.
As regards debt instruments held to meet obligations to employees under post-employment benefit plans, an increase of 10 basis points in market interest rates as of December 31, 2024 would have had a pre-tax impact of €1 million on Other comprehensive income.
As regards other quoted debt instruments, an increase of 10 basis points in market interest rates as of December 31, 2024 would have had a pre-tax impact of €1 million on Other comprehensive income.
Other comprehensive income recognized in respect of “Equity instruments at fair value through other comprehensive income”
and “Debt instruments at fair value through other comprehensive income” represented unrealized after-tax gains of €342 million for the year ended December 31, 2024, versus unrealized after-tax gains of €349 million for the year ended December 31, 2023 and of €256 million for the year ended December 31, 2022.
An analysis of the change in gains and losses recognized in Other comprehensive income, and of items reclassified to profit or loss, is presented in Note D.15.7.
D.7.3. Other financial assets at fair value through profit or loss
The “Other financial assets at fair value through profit or loss” category mainly includes:
•a portfolio of financial investments (amounting to €688 million as of December 31, 2024) held to fund a deferred compensation plan provided to certain employees (versus €572 million as of December 31, 2023 and €512 million as of December 31, 2022);
•unquoted securities not meeting the definition of equity instruments amounting to €165 million as of December 31, 2024
(versus €132 million as of December 31, 2023 and €115 million as of December 31, 2022). In addition, commitments relating to unquoted securities classified in this asset category amount to €168 million as of December 31, 2024 (compared to €159 million as of December 31, 2023).
•contingent consideration receivable by Sanofi following the sale of Enjaymo (see note D.1) based on the probability of achieving certain levels of future sales, and discounted. If the discount rate were to increase by one percentage point, the fair value of the contingent consideration would decrease by approximately 7%. Changes in the fair value of this contingent consideration are recognized within the income statement line item Fair value remeasurement of contingent consideration
(see note B.18.). As of December 31, 2024, the contingent consideration amounted to €104 million, recorded entirely as a non-
current asset; and
•up to December 31, 2023, contingent consideration receivable by Sanofi following the dissolution of the Sanofi Pasteur MSD
(SPMSD) joint venture, based on a percentage of MSD’s future sales during the 2017-2024 period of specified products previously distributed by SPMSD (see Note D.12.).
Changes in the fair value of this contingent consideration are recognized in the income statement within the line item Fair value remeasurement of contingent consideration (see Note B.18.). As of December 31, 2024, the contingent consideration asset amounted to €113 million (entirely recognized as a current asset), versus €214 million (non-current portion: €104 million)
as of December 31, 2023 and €303 million (non current portion: €196 million) as of December 31, 2022.
D.8. Assets held for sale and liabilities related to assets held for sale
Assets held for sale, and liabilities related to assets held for sale, comprise:

(€ million)	December 31, 2024	December 31, 2023	December 31, 2022
Opella (D.36.)	13,489	—	—
Other	—	15	85
Assets held for sale	13,489	15	85
Opella (D.36.)	2,131	—	—
Other	—	13	10
Liabilities related to assets held for sale	2,131	13	10

F-48	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.9. Inventories
Inventories comprise the following:

	2024			2023			2022
(€ million)	Gross value	Allowances	Carrying amount	Gross value	Allowances	Carrying amount	Gross value	Allowances	Carrying amount
Raw materials	1,588	(135)	1,453	1,676	(126)	1,550	1,613	(139)	1,474
Work in process	5,777	(481)	5,296	5,869	(553)	5,316	5,663	(678)	4,985
Finished goods	2,899	(217)	2,682	3,045	(245)	2,800	2,748	(247)	2,501
Total	10,264	(833)	9,431	10,590	(924)	9,666	10,024	(1,064)	8,960
Allowances include write-downs of products on hand pending marketing approval, except in specific circumstances where it is possible to estimate that recovery of the value of inventories as of the end of the reporting period is highly probable.
No inventories were pledged as security for liabilities as of December 31, 2024 (versus zero as of December 31, 2023 and €3 million as of December 31, 2022).
D.10. Accounts receivable
Accounts receivable break down as follows:

(€ million)	December 31, 2024	December 31, 2023	December 31, 2022
Gross value	7,777	8,528	8,537
Allowances	(100)	(95)	(113)
Carrying amount	7,677	8,433	8,424
The impact of allowances against accounts receivable in 2024 was a net expense of €19 million (versus a net expense of €8 million in 2023 and a net amount of less than €1 million in 2022).
The gross value of overdue receivables was €650 million as of December 31, 2024, versus €689 million as of December 31, 2023 and €452 million as of December 31, 2022.

(€ million)	Overdue accounts gross value	Overdue by <1 month	Overdue by 1 to 3 months	Overdue by 3 to 6 months	Overdue by 6 to 12 months	Overdue by > 12 months
December 31, 2024	650	316	194	87	9	44
December 31, 2023	689	269	154	123	62	81
December 31, 2022	452	118	161	87	35	51
Amounts overdue by more than one month relate mainly to public-sector customers.
Some Sanofi subsidiaries have assigned receivables to factoring companies or banks without recourse. The amount of receivables derecognized was €14 million as of December 31, 2024 (€761 million as of December 31, 2023 and €131 million as of December 31, 2022). The residual guarantees relating to such transfers were immaterial as of December 31, 2024.
D.11. Other current assets
An analysis of Other current assets is set forth below:

(€ million)	2024	2023	2022
Tax receivables, other than corporate income taxes	782	768	660
Prepaid expenses	895	768	714
Other receivables(a)	1,446	1,448	1,289
Currency derivatives measured at fair value (see Note D.20.)	217	201	206
Other financial assets at fair value through profit or loss	115	112	146
Other current financial assets(b)	371	158	517
Total	3,826	3,455	3,532
(a)This line mainly comprises advance payments to suppliers, and receivables relating to Sanofi's activities as agent under a transitional services agreement.
(b)This item mainly comprises bank loans and receivables maturing in less than one year with high-grade counterparties.

SANOFI FORM 20-F 2024	F-49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
•level 3: valuation techniques in which not all important inputs are derived from observable market data.
The valuation techniques used are described in Note B.8.5.
The table below shows the balance sheet amounts of assets and liabilities measured at fair value.

		2024			2023			2022
		Level in the fair value hierarchy			Level in the fair value hierarchy			Level in the fair value hierarchy
(€ million)	Note	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Quoted equity investments	D.7.1.	467	—	—	470	—	—	387	—	—
Unquoted equity investments	D.7.1.	—	—	1,092	—	—	618	—	—	549
Quoted debt securities	D.7.2.	357	—	—	346	—	—	329	—	—
Unquoted debt securities not meeting the definition of equity instruments	D.7.3.	—	—	339	—	—	132	—	—	115
Contingent consideration relating to divestments	D.7.3. & D.11.	—	—	286	—	—	214	—	—	303
Financial assets held to meet obligations under deferred compensation plans	D.7.3. & D.11.	688	—	—	572	—	—	512	—	—
Non-current derivatives	D.7.	—	—	—	—	—	—	—	—	—
Current derivatives	D.11.	—	217	—	—	201	—	—	206	—
Mutual fund investments	D.13.	4,161	—	—	5,349	—	—	9,537	—	—
Total financial assets measured at fair value		5,673	217	1,717	6,737	201	964	10,765	206	967
Financial liabilities measured at fair value
Bayer contingent purchase consideration arising from the acquisition of Genzyme	D.18.	—	—	—	—	—	—	—	—	26
MSD contingent consideration (European vaccines business)	D.18.	—	—	72	—	—	127	—	—	204
Shire contingent consideration arising from the acquisition of Translate Bio	D.18.	—	—	568	—	—	441	—	—	380
Contingent consideration arising from acquisition of Amunix	D.18.	—	—	—	—	—	137	—	—	165
Other contingent consideration arising from business combinations and acquisitions	D.18.	—	—	1	—	—	4	—	—	4
Non-current derivatives	D.20.	—	121	—	—	164	—	—	232	—
Current derivatives	D.19.5	—	337	—	—	127	—	—	94	—
Total financial liabilities measured at fair value		—	458	641	—	291	709	—	326	779
No transfers between the different levels of the fair value hierarchy occurred during 2024.
D.13. Cash and cash equivalents

(€ million)	2024	2023	2022
Cash	1,270	1,461	1,385
Cash equivalents(a)	6,171	7,249	11,351
Cash and cash equivalents	7,441	8,710	12,736
(a)As of December 31, 2024, cash equivalents mainly comprised the following: (i) €4,161 million invested in euro and US dollar denominated money-market mutual funds (December 31, 2023: €5,349 million; December 31, 2022: €9,537 million); (ii) €1,293 million of term deposits (December 31,
2023: €1,191 million; December 31, 2022: €1,167 million) and (iii) zero commercial paper (December 31, 2023: zero; December 31, 2022: zero). Cash equivalents also include €446 million held by captive insurance and reinsurance companies in accordance with insurance regulations (December 31,
2023: €476 million; December 31, 2022: €439 million).

F-50	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.14. Net deferred tax position
An analysis of the net deferred tax position is set forth below:

(€ million)	2024		2023	2022
Deferred taxes on:
Consolidation adjustments (intragroup margin in inventory)	1,927		1,525	1,388
Provision for pensions and other employee benefits	787		853	850
Remeasurement of other acquired intangible assets	(2,079)	(a)	(2,795)	(3,269)
Recognition of acquired property, plant and equipment at fair value	(10)		(21)	(24)
Equity interests in subsidiaries and investments in other entities(b)	(1,044)		(1,023)	(617)
Tax losses available for carry-forward	971		1,526	1,506
Stock options and other share-based payments	103		84	92
Accrued expenses and provisions deductible at the time of payment(c)	2,277		1,994	1,859
Other(d)	2,869		2,427	1,755
Net deferred tax asset/(liability)	5,801		4,570	3,540
(a)As of December 31, 2024, includes remeasurements of the acquired intangible assets of Bioverativ (€987 million), Principia (€648 million), Ablynx
(€178 million) and Genzyme (€15 million).
(b)In some countries, Sanofi is liable for withholding taxes and other tax charges when dividends are distributed. Consequently, Sanofi recognizes a deferred tax liability on the reserves of French and foreign subsidiaries (approximately €64.9 billion) which it regards as likely to be distributed in the foreseeable future. In determining the amount of the deferred tax liability as of December 31, 2024, Sanofi took into account changes in the ownership structure of certain subsidiaries, and the effects of changes in the taxation of dividends in France, following the ruling of the Court of Justice of the European Union in the Steria case and the resulting amendments to the 2015 Finance Act. As of December 31, 2023, this line includes a deferred tax liability arising from temporary differences on investments in subsidiaries which Sanofi expects will reverse in connection with the proposed separation of the Opella business, as announced in October 2023 (see Note D.30.).
(c)Includes deferred tax assets related to restructuring provisions, amounting to €319 million as of December 31, 2024, €286 million as of December 31,
2023, and €256 million as of December 31, 2022.
(d)Includes deferred taxes arising on the spread tax deduction of R&D expenses, amounting to €2,053 million as of December 31, 2024, €1,331 million as of
December 31, 2023, and €742 million as of December 31, 2022.
The reserves of Sanofi subsidiaries that would be taxable if distributed but for which no distribution is planned, and for which no deferred tax liability has therefore been recognized, totaled €10.5 billion as of December 31, 2024, compared with €10.0 billion as of December 31, 2023 and €10.6 billion as of December 31, 2022.
Most of Sanofi’s tax loss carry-forwards are available indefinitely. For a description of policies on the recognition of deferred tax assets, refer to Note B.22. For each tax consolidation, the recognition of deferred tax assets is determined on the basis of profit forecasts that are consistent with Sanofi’s medium-term strategic plan, and taking into consideration the tax consequences of the strategic opportunities available to Sanofi within the period of availability of tax loss carry-forwards and the specific circumstances of each tax consolidation. Deferred tax assets relating to tax loss carry-forwards as of December 31, 2024 amounted to €3,010 million, of which €2,039 million were not recognized (primarily composed of prior period tax liabilities following progress of reviews with tax authorities and capital losses). This compares with €2,729 million as of December 31, 2023
(of which €1,203 million were not recognized) and €2,650 million as of December 31, 2022 (of which €1,144 million were not recognized).
The table below shows when tax losses available for carry-forward are due to expire:

(€ million)	Tax losses available for carry-forward(a)
2025	1
2026	17
2027	12
2028	30
2029	187
2030 and later	9,565
Total as of December 31, 2024	9,812
Total as of December 31, 2023	8,933
Total as of December 31, 2022	8,503
(a)Excluding tax loss carry-forwards on asset disposals. Such carry-forwards amounted to €40 million as of December 31, 2024, €5 million as of
December 31, 2023 and €5 million as of December 31, 2022.
Use of tax loss carry-forwards is limited to the entity in which they arose. In jurisdictions where tax consolidations are in place, tax losses can be netted against taxable income generated by entities in the same tax consolidation.
Deferred tax assets not recognized because their future recovery was not regarded as probable given the expected results of the entities in question and unagreed tax positions amounted to €2,117 million in 2024, €1,261 million in 2023 and €1,197 million in
2022.

SANOFI FORM 20-F 2024	F-51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.15. Consolidated shareholders’ equity
D.15.1. Share capital
As of December 31, 2024, the share capital was €2,526,245,442, consisting of 1,263,122,721 shares with a par value of €2. Treasury shares held by Sanofi are as follows:

	Number of shares (million)	% of share capital for the period
December 31, 2024	9.53	0.755%
December 31, 2023	13.45	1.063%
December 31, 2022	8.20	0.650%
January 1, 2022	11.02	0.872%
Treasury shares are deducted from shareholders’ equity. Gains and losses on disposals of treasury shares are recorded directly in equity and are not recognized in net income for the period.
Movements in the share capital of the Sanofi parent company over the last three years are set forth below:

Date	Transaction	Number of shares
December 31, 2021		1,263,560,695
During 2022	Capital increase by exercise of stock subscription options(a)	490,373
During 2022	Capital increase by issuance of restricted shares(b)	1,499,987
Board meeting of July 27, 2022	Capital increase reserved for employees	2,027,057
Board meeting of December 14, 2022	Reduction in share capital by cancellation of treasury shares	(6,742,380)
December 31, 2022		1,260,835,732
During 2023	Capital increase by exercise of stock subscription options(a)	504,956
During 2023	Capital increase by issuance of restricted shares(b)	1,330,558
Board meeting of July 27, 2023	Capital increase reserved for employees	2,128,723
December 31, 2023		1,264,799,969
During 2024	Capital increase by exercise of stock subscription options(a)	398,569
During 2024	Capital increase by issuance of restricted shares(b)	1,479,787
Board meeting of July 24, 2024	Capital increase reserved for employees	2,244,396
Board meeting of December 4, 2024	Reduction in share capital by cancellation of treasury shares	(5,800,000)
December 31, 2024		1,263,122,721
(a)Shares issued on exercise of Sanofi stock subscription options.
(b)Shares vesting under restricted share plans and issued in the period.
For the disclosures about the management of capital required under IFRS 7, refer to Note D.2.

F-52	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.15.2. Restricted share plans
Restricted share plans are accounted for in accordance with the policies described in Note B.24.3. The principal characteristics of those plans are as follows:

	2024		2023		2022
Type of plan	Performance share plans	Performance share plans	Performance share plans	Performance share plans	Performance share plans	Performance share plans
Date of Board meeting approving the plan	April 30, 2024	December 4, 2024	May 25, 2023	December 13, 2023	May 3, 2022	December 14, 2022
Service period	3 years	3 years	3 years	3 years	3 years	3 years
Total number of shares awarded (a)	4,505,145	97,100	3,838,434	65,129	3,344,432	109,981
Of which with no market condition	2,888,502	6,649	2,425,047	944	2,000,627	10,335
Fair value per share awarded(b)	€81.84	€79.51	€87.69	€77.42	€91.19	€79.17
Of which with market condition	1,616,643	90,451	1,413,387	64,185	1,343,805	99,646
Fair value per share awarded other than to the Chief Executive Officer(c)	€72.79	€75.11	€83.74	€74.50	€86.65	€69.60
Fair value per share awarded other than to the Chief Executive Officer - additional shares(d)	€13.50	€32.09	€43.60	€34.90	€49.00	€54.70
Fair value per share awarded to the Chief Executive Officer(c)	€72.38	—	€82.17	—	€84.46	—
Fair value of plan at the date of grant (€ million)	346	7	326	5	294	8
(a)Includes shares awarded in an additional tranche subject to a higher level of market conditions: 139,665 additional shares awarded in April 2024 and
8,229 awarded in December 2024 (versus 121,097 awarded in May 2023 and 5,838 awarded in December 2023).
(b) Market price of Sanofi shares at the date of grant, adjusted for dividends expected during the vesting period.
(c)Weighting between (i) fair value determined using the Monte Carlo model and (ii) market price of Sanofi shares at the date of grant, adjusted for dividends expected during the vesting period.
(d)Additional tranche subject to a higher level of market conditions: 139,665 additional shares awarded in April 2024 and 8,229 awarded in
December 2024 (versus 121,097 awarded in May 2023, 5,838 awarded in December 2023, 114,874 awarded in May 2022 and 9,066 awarded in
December 2022).
The total expense recognized for all restricted share plans, and the number of restricted shares not yet fully vested, are shown in the table below:

	2024(a)	2023(a)	2022(a)
Total expense for restricted share plans (€ million)	260	231	206
Number of shares not yet fully vested as of December 31	10,914,134	9,773,084	9,245,513
Under 2024 plans	4,454,299	—	—
Under 2023 plans	3,501,088	3,780,513	—
Under 2022 plans	2,958,747	3,099,158	3,330,801
Under 2021 plans	—	2,893,413	3,097,531
Under 2020 plans	—	—	2,817,181
(a)Includes shares awarded in an additional tranche subject to a higher level of market conditions: 147,894 additional shares awarded in 2024, versus
126,935 awarded in 2023 and 123,940 awarded in 2022.
D.15.3. Capital increases
The characteristics of the employee share ownership plans awarded in the form of a capital increase reserved for employees in 2024, 2023 and 2022 are summarized in the table below:

	2024	2023	2022
Date of Board meeting approving the plan	January 31, 2024	February 2, 2023	February 3, 2022
Subscription price (€)(a)	72.87	79.58	80.21
Subscription period	June 4-24, 2024	June 5-23, 2023	June 9-29, 2022
Number of shares subscribed	2,124,445	2,009,306	1,909,008
Number of shares issued immediately as employer’s contribution	119,951	119,417	118,049
(a)Subscription price representing 80% of the average of the opening quoted market prices of Sanofi shares during the 20 trading days preceding
May 30, 2024, May 31, 2023 and June 6, 2022, respectively.

SANOFI FORM 20-F 2024	F-53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below sets forth the expense recognized for each plan:

(€ million)	2024	2023	2022
Expense recognized	45	52	39
of which employer’s contribution	11	12	11
D.15.4. Repurchase of Sanofi shares
The Annual General Meetings of Sanofi shareholders held on April 30, 2024, May 25, 2023 and May 3, 2022 each authorized a share repurchase program for a period of 18 months. The following repurchases have been made under those programs:

(in number of shares and € million) Year of authorization	2024		2023		2022
	Number of shares	Value	Number of shares	Value	Number of shares	Value
2024 program	—	—	—	—	—	—
2023 program	3,215,460	302	2,584,540	230	—	—
2022 program	—	—	4,000,204	363	1,510,000	137
2021 program	—	—	—	—	3,976,992	360
D.15.5. Reductions in share capital
Reductions in share capital for the accounting periods presented are described in the table included at Note D.15.1. above.
Those reductions have no impact on shareholders’ equity.
D.15.6. Currency translation differences
Currency translation differences comprise the following:

(€ million)	2024	2023	2022
Attributable to equity holders of Sanofi	2,408	(31)	1,499
Attributable to non-controlling interests	(17)	(37)	(37)
Total	2,391	(68)	1,462
The balance as of December 31, 2024 includes an after-tax amount of €(679) million relating to hedges of net investments in foreign operations (refer to Note B.8.3. for a description of the relevant accounting policy), compared with €(574) million as of December 31, 2023 and €(580) million as of December 31, 2022.
This balance also includes an amount of €(300) million relating to translation differences of Opella, the assets and liabilities of which are presented in Assets held for sale and Liabilities related to assets held for sale as of December 31, 2024.
The movement in Currency translation differences is mainly attributable to the US dollar.

F-54	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.15.7. Other comprehensive income
Movements within other comprehensive income are shown below:

(€ million)	2024	2023	2022
Actuarial gains/(losses):
•Actuarial gains/(losses) excluding investments accounted for using the equity method (see Note D.19.1.)	13	(171)	650
•Actuarial gains/(losses) of investments accounted for using the equity method, net of taxes	(2)	—	4
•Tax effects	(27)	18	(212)
Equity instruments included in financial assets and financial liabilities:
•Change in fair value (excluding investments accounted for using the equity method)	(21)	97	(4)
•Change in fair value (investments accounted for using the equity method, net of taxes)	—	—	—
•Equity risk hedging instruments designated as fair value hedges	—	—	17
•Tax effects	9	(21)	(4)
Items not subsequently reclassifiable to profit or loss (a)	(28)	(77)	451
Debt instruments included in financial assets:
•Change in fair value (excluding investments accounted for using the equity method)(b)	5	21	(77)
•Tax effects	—	(4)	15
Cash flow and fair value hedges:
•Change in fair value (excluding investments accounted for using the equity method)(c)	(3)	1	5
•Change in fair value (investments accounted for using the equity method, net of taxes)	(3)	(2)	2
▪Tax effects	2	—	(1)
Change in currency translation differences:
•Currency translation differences on foreign subsidiaries (excluding investments accounted for using the equity method)(d)	2,560	(1,551)	2,643
•Currency translation differences (investments accounted for using the equity method)(d)	3	3	(11)
•Hedges of net investments in foreign operations(d)	(121)	8	(354)
•Tax effects	17	(2)	91
Items subsequently reclassifiable to profit or loss(e)	2,460	(1,526)	2,313
(a)Items not subsequently reclassifiable to profit or loss and attributable to Opella: €(1) million in 2024, immaterial amount in 2023 and €20 million in 2022.
(b)Amounts reclassified to profit or loss were immaterial in 2024, 2023 and 2022.
(c)Amounts reclassified to profit or loss: €1 million in 2024, €1 million in 2023 and €2 million in 2022.
(d)Amounts reclassified to profit or loss: €5 million in 2024, €(56) million in 2023 and €(40) million in 2022 (including €(35) million relating to the deconsolidation of EUROAPI). Currency translation differences arise from the translation into euros of the financial statements of foreign subsidiaries, and are mainly due to the appreciation of the dollar against the euro.
(e)Items subsequently reclassifiable to profit or loss and attributable to Opella (currency translation differences): €(28) million in 2024, €(78) million in 2023,
€(54) million in 2022.

SANOFI FORM 20-F 2024	F-55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.15.8. Stock options
Stock option plans awarded and measurement of stock option plans
No stock options were awarded during 2024, 2023 or 2022.
Stock subscription option plans
Details of the terms of exercise of stock subscription options granted under the various plans are presented below in Sanofi share equivalents. These plans were awarded to certain corporate officers and employees of Sanofi companies.
The table shows all Sanofi stock subscription option plans still outstanding or under which options were exercised in the year ended December 31, 2024:

Source	Date of grant	Number of options granted	Start date of exercise period	Expiry date	Exercise price (€)	Number of options outstanding as of 12/31/2024
Sanofi	03/05/2014	1,009,250	03/06/2018	03/05/2024	73.48	—
Sanofi	06/24/2015	435,000	06/25/2019	06/24/2025	89.38	159,250
Sanofi	05/04/2016	402,750	05/05/2020	05/04/2026	75.90	136,000
Sanofi	05/10/2017	378,040	05/11/2021	05/10/2027	88.97	257,010
Sanofi	05/02/2018	220,000	05/03/2022	05/02/2028	65.84	168,784
Sanofi	04/30/2019	220,000	05/01/2023	04/30/2029	76.71	213,400
Total						934,444
The exercise of all outstanding stock subscription options would increase shareholders’ equity by approximately €75 million.
The exercise of each option results in the issuance of one share.
Summary of stock option plans
A summary of stock options outstanding at each balance sheet date, and of movements during the relevant periods, is presented below:

	Number of options	Weighted average exercise price per share (€)	Total (€ million)
Options outstanding at January 1, 2022	2,337,968	77.13	180
Options exercisable	1,949,184	78.15	152
Options exercised	(490,373)	71.39	(35)
Options cancelled(a)	(9,626)	80.56	(1)
Options outstanding at December 31, 2022	1,837,969	78.64	144
Options exercisable	1,624,569	78.89	128
Options exercised	(504,956)	73.65	(37)
Options outstanding at December 31, 2023	1,333,013	80.53	107
Options exercisable	1,333,013	80.53	107
Options exercised	(398,569)	81.38	(32)
Options outstanding at December 31, 2024	934,444	80.16	75
Options exercisable	934,444	80.16	75
(a)Mainly due to the grantees leaving Sanofi.
The table below provides summary information about options outstanding and exercisable as of December 31, 2024:

	Outstanding			Exercisable
Range of exercise prices per share	Number of options	Weighted average residual life (years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €60.00 to €70.00 per share	168,784	3.34	65.84	168,784	65.84
From €70.00 to €80.00 per share	349,400	3.17	76.39	349,400	76.39
From €80.00 to €90.00 per share	416,260	1.64	89.13	416,260	89.13
Total	934,444			934,444

F-56	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.15.9. Number of shares used to compute diluted earnings per share
Diluted earnings per share is computed using the number of shares outstanding plus stock options with dilutive effect and restricted shares.

(million)	2024	2023	2022
Average number of shares outstanding	1,251.4	1,251.7	1,251.9
Adjustment for stock options with dilutive effect	0.1	0.2	0.3
Adjustment for restricted shares	4.6	4.5	4.7
Average number of shares used to compute diluted earnings per share	1,256.1	1,256.4	1,256.9
In 2024, 2023 and 2022, all stock options were taken into account in computing diluted earnings per share because they all had a dilutive effect.
D.16. Non-controlling interests
Non-controlling interests did not represent a material component of Sanofi’s consolidated financial statements in the years ended December 31, 2024, 2023 and 2022.
D.17. Debt, cash and cash equivalents and lease liabilities
D.17.1. Debt, cash and cash equivalents
Changes in Sanofi's financial position during the period were as follows:

(€ million)	2024	2023	2022
Long-term debt	11,791	14,347	14,857
Short-term debt and current portion of long-term debt	4,209	2,045	4,174
Interest rate and currency derivatives used to manage debt	137	139	187
Total debt	16,137	16,531	19,218
Cash and cash equivalents	(7,441)	(8,710)	(12,736)
Interest rate and currency derivatives used to manage cash and cash equivalents	76	(28)	(45)
Net debt(a)	8,772	7,793	6,437
(a)Net debt does not include lease liabilities, which amounted to €1,906 million as of December 31, 2024, €2,030 million as of December 31, 2023, and €2,181 million as of December 31, 2022 (see the maturity analysis at Note D.17.2.).
“Net debt” is a non-IFRS financial measure used by management and investors to measure Sanofi’s overall net indebtedness.
Reconciliation of carrying amount to value on redemption

				Value on redemption
(€ million)	Carrying amount at December 31, 2024	Amortized cost	Adjustment to debt measured at fair value	December 31, 2024	December 31, 2023	December 31, 2022
Long-term debt	11,791	30	119	11,940	14,546	15,143
Short-term debt and current portion of long-term debt	4,209	4	5	4,218	2,045	4,178
Interest rate and currency derivatives used to manage debt	137		(124)	13	(18)	(48)
Total debt	16,137	34	—	16,171	16,573	19,273
Cash and cash equivalents	(7,441)			(7,441)	(8,710)	(12,736)
Interest rate and currency derivatives used to manage cash and cash equivalents	76			76	(28)	(45)
Net debt	8,772	34	—	8,806	7,835	6,492

SANOFI FORM 20-F 2024	F-57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

a) Principal financing transactions during the year
The table below shows the movement in total debt during the period:

		Cash flows from financing activities			Non-cash items
(€ million)	December 31, 2023	Repayments	New borrowings	Other cash flows(a)	Currency translation differences(b)	Reclassification from non-current to current	Other items(c)	December 31, 2024
Long-term debt	14,347	(67)	—	—	63	(2,599)	47	11,791
Short-term debt and current portion of long-term debt	2,045	(605)	—	242	9	2,599	(81)	4,209
Interest rate and currency derivatives used to manage debt	139	—	—	(132)	146	—	(16)	137
Total debt	16,531	(672)	—	110	218	—	(50)	16,137
(a)These amounts mainly comprise €262 million related to the US commercial paper program.
(b)These amounts include gains and losses, and the impact of foreign currency translation of the financial statements of subsidiaries outside the Euro zone.
(c)These amounts mainly comprise changes in accrued interest balances, and fair value adjustments.
Sanofi did not carry out any bond issues in 2024.
One bond issue was redeemed in 2024: the €600 million issue from April 2016, which was redeemed at maturity on April 5, 2024.
Sanofi exercised an extension option on one of its two syndicated credit facilities linked to social and environmental indicators, thereby extending the maturity of that €4 billion facility (put in place in March 2023) to March 6, 2030.
Consequently, as of December 31, 2024, Sanofi had two syndicated credit facilities to provide liquidity for the purposes of current operations, each of them linked to environmental and social indicators:
•a €4 billion facility maturing December 6, 2027, with no further extension option available; and
•a €4 billion facility maturing March 6, 2030, with no further extension option available.
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
•for the facility maturing in March 2030: (i) Sanofi’s contribution to improving access to essential medicines in low-income and intermediate-income countries via its Sanofi Global Health non-profit unit, and (ii) the reduction in Sanofi’s carbon footprint.
The table below shows the movement in total debt during prior periods:

		Cash flows from financing activities			Non-cash items
(€ million)	December 31, 2022	Repayments	New borrowings	Other cash flows(a)	Currency translation differences(b)	Reclassification from non-current to current	Other items(c)	December 31, 2023
Long-term debt	14,857	(12)	48	—	(30)	(604)	88	14,347
Short-term debt and current portion of long-term debt	4,174	(3,672)	—	903	(21)	604	57	2,045
Interest rate and currency derivatives used to manage debt	187	—	—	(8)	29	—	(69)	139
Total debt	19,218	(3,684)	48	895	(22)	—	76	16,531
(a)These amounts mainly comprise €946 million related to the US commercial paper program.
(b)These amounts include gains and losses, and the impact of foreign currency translation of the financial statements of subsidiaries outside the Euro zone.
(c)These amounts mainly comprise changes in accrued interest balances, and fair value adjustments.

F-58	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Cash flows from financing activities			Non-cash items
(€ million)	December 31, 2021	Repayments	New borrowings	Other cash flows	Currency translation differences (a)	Reclassification from non-current to current	Other items(b)	December 31, 2022
Long-term debt	17,123	(11)	1,549	—	56	(3,632)	(228)	14,857
Short-term debt and current portion of long-term debt	3,183	(2,707)	—	43	20	3,632	3	4,174
Interest rate and currency derivatives used to manage debt	(56)	—	—	(373)	366	7	243	187
Total debt	20,250	(2,718)	1,549	(330)	442	7	18	19,218
(a)These amounts include gains and losses, and the impact of foreign currency translation of the financial statements of subsidiaries outside the Euro zone.
(b)These amounts include changes in accrued interest balances and fair value adjustments.
b) Net debt by type, at value on redemption

	2024			2023			2022
(€ million)	Non- current	Current	Total	Non- current	Current	Total	Non- current	Current	Total
Bond issues	11,876	2,716	14,592	14,416	718	15,134	15,044	3,817	18,861
Other bank borrowings	64	1,290	1,354	130	1,118	1,248	99	187	286
Other borrowings	—	3	3	—	6	6	—	6	6
Bank credit balances	—	209	209	—	203	203	—	168	168
Interest rate and currency derivatives used to manage debt	—	13	13	—	(18)	(18)	—	(48)	(48)
Total debt	11,940	4,231	16,171	14,546	2,027	16,573	15,143	4,130	19,273
Cash and cash equivalents	—	(7,441)	(7,441)	—	(8,710)	(8,710)	—	(12,736)	(12,736)
Interest rate and currency derivatives used to manage cash and cash equivalents	—	76	76	—	(28)	(28)	—	(45)	(45)
Net debt(a)	11,940	(3,134)	8,806	14,546	(6,711)	7,835	15,143	(8,651)	6,492
(a)Net debt does not include lease liabilities (see the maturity schedule in Note D.17.2.)
Bond issues denominated in euros carried out by Sanofi are as follows:

Issuer	ISIN code	Issue date	Maturity	Annual interest rate	Amount (€ million)	Type
Sanofi	FR0013505104	March 2020	April 2025	1.000%	1,000	EMTN program
Sanofi	FR0014009KS6	April 2022	April 2025	0.875%	850	Standalone Prospectus
Sanofi	FR0012969038	September 2015	September 2025	1.500%	750	EMTN program
Sanofi	FR0013324340	March 2018	March 2026	1.000%	1,500	EMTN program
Sanofi	FR0012146801	September 2014	September 2026	1.750%	1,510	EMTN program
Sanofi	FR0013201639	September 2016	January 2027	0.500%	1,150	EMTN program
Sanofi	FR0013144003	April 2016	April 2028	1.125%	700	EMTN program
Sanofi	FR0013409844	March 2019	March 2029	0.875%	650	EMTN program
Sanofi	FR0014009KQ0	April 2022	April 2029	1.250%	650	Standalone Prospectus
Sanofi	FR0013324357	March 2018	March 2030	1.375%	2,000	EMTN program
Sanofi	FR0013505112	March 2020	April 2030	1.500%	1,000	EMTN program
Sanofi	FR0013409851	March 2019	March 2034	1.250%	500	EMTN program
Sanofi	FR0013324373	March 2018	March 2038	1.875%	1,250	EMTN program
Bond issues denominated in US dollars carried out by Sanofi under the public bond issue program (shelf registration statement)
registered with the US Securities and Exchange Commission (SEC) comprise:

Issuer	ISIN code	Issue date	Maturity	Annual interest rate	Amount ($ million)	Type
Sanofi	US801060AD60	June 2018	June 2028	3.625%	1,000	SEC registered
The “Other borrowings” line mainly comprises participating shares issued between 1983 and 1987, of which 57,844 remain outstanding, with a nominal amount of €9 million.

SANOFI FORM 20-F 2024	F-59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In order to manage its liquidity needs for current operations, as of December 31, 2024 Sanofi had:
•a syndicated credit facility of €4 billion, drawable in euros and in US dollars, maturing December 6, 2027; and
•a syndicated credit facility of €4 billion, drawable in euros and in US dollars, maturing March 6, 2030.
Sanofi also has two commercial paper programs:
•a €6 billion Negotiable European Commercial Paper program in France, with an average drawdown of €0.1 billion and a maximum drawdown of €0.4 billion during 2024. As of December 31, 2024, this program was not being utilized; and
•a $10 billion Commercial Paper program in the United States, with an average drawdown of $5.8 billion and a maximum drawdown of $8.9 billion during 2024, and an amount of $1.3 billion drawn down as of December 31, 2024.
The financing in place as of December 31, 2024 at the level of the holding company (which manages most of Sanofi’s financing needs centrally) is not subject to any financial covenants, and contains no clauses linking spreads or fees to the credit rating.
c) Debt by maturity, at value on redemption

December 31, 2024		Current	Non-current
(€ million)	Total	2025	2026	2027	2028	2029	2030 and later
Bond issues	14,592	2,716	3,010	1,150	1,666	1,300	4,750
Other bank borrowings	1,354	1,290	32	1	1	1	29
Other borrowings	3	3	—	—	—	—	—
Bank credit balances	209	209	—	—	—	—	—
Interest rate and currency derivatives used to manage debt	13	13	—	—	—	—	—
Total debt	16,171	4,231	3,042	1,151	1,667	1,301	4,779
Cash and cash equivalents	(7,441)	(7,441)	—	—	—	—	—
Interest rate and currency derivatives used to manage cash and cash equivalents	76	76	—	—	—	—	—
Net debt(a)	8,806	(3,134)	3,042	1,151	1,667	1,301	4,779
(a)Net debt does not include lease liabilities, which amounted to €1,906 million as of December 31, 2024; €2,030 million as of December 31, 2023;
and €2,181 million as of December 31, 2022 (see the maturity analysis at Note D.17.2.).
As of December 31, 2024, the main undrawn confirmed general-purpose credit facilities at holding company level amounted to €8 billion, half of which expired in 2027 and the other half of which expires in 2030.
As of December 31, 2024, no single counterparty represented more than 6% of Sanofi’s undrawn confirmed credit facilities.

December 31, 2023		Current	Non-current
(€ million)	Total	2024	2025	2026	2027	2028	2029 and later
Bond issues	15,134	718	2,600	3,010	1,150	1,606	6,050
Other bank borrowings	1,248	1,118	98	1	1	1	29
Other borrowings	6	6	—	—	—	—	—
Bank credit balances	203	203	—	—	—	—	—
Interest rate and currency derivatives used to manage debt	(18)	(18)	—	—	—	—	—
Total debt	16,573	2,027	2,698	3,011	1,151	1,607	6,079
Cash and cash equivalents	(8,710)	(8,710)	—	—	—	—	—
Interest rate and currency derivatives used to manage cash and cash equivalents	(28)	(28)	—	—	—	—	—
Net debt	7,835	(6,711)	2,698	3,011	1,151	1,607	6,079

F-60	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022		Current	Non-current
(€ million)	Total	2023	2024	2025	2026	2027	2028 and later
Bond issues	18,861	3,817	600	2,600	4,160	—	7,684
Other bank borrowings	286	187	61	—	—	—	38
Other borrowings	6	6	—	—	—	—	—
Bank credit balances	168	168	—	—	—	—	—
Interest rate and currency derivatives used to manage debt	(48)	(48)	—	—	—	—	—
Total debt	19,273	4,130	661	2,600	4,160	—	7,722
Cash and cash equivalents	(12,736)	(12,736)	—	—	—	—	—
Interest rate and currency derivatives used to manage cash and cash equivalents	(45)	(45)	—	—	—	—	—
Net debt	6,492	(8,651)	661	2,600	4,160	—	7,722
d) Debt by interest rate, at value on redemption
The table below splits net debt between fixed and floating rate, and by maturity, as of December 31, 2024. The figures shown are values on redemption, before the effects of derivative instruments:

(€ million)	Total	2025	2026	2027	2028	2029	2030 and later
Fixed-rate debt	14,592	2,716	3,010	1,150	1,666	1,300	4,750
of which euro	13,626
of which US dollar	966
% fixed-rate	90%
Floating-rate debt	1,566	1,502	32	1	1	1	29
of which euro	—
of which US dollar	1,221
% floating-rate	10%
Debt	16,158	4,218	3,042	1,151	1,667	1,301	4,779
Cash and cash equivalents	(7,441)	(7,441)	—	—	—	—	—
of which euro	(2,945)
of which US dollar	(4,204)
% floating-rate	100%
Net debt	8,717	(3,223)	3,042	1,151	1,667	1,301	4,779
Sanofi issues debt in two currencies, the euro and the US dollar, and also invests its cash and cash equivalents in those currencies.
Sanofi also operates cash pooling arrangements to manage the surplus cash and short-term liquidity needs of foreign subsidiaries located outside the euro zone.

SANOFI FORM 20-F 2024	F-61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

To optimize the cost of debt or reduce the volatility of debt and manage its exposure to financial foreign exchange risk, Sanofi uses derivative instruments (interest rate swaps, currency swaps, foreign exchange swaps and forward contracts) that alter the fixed/floating rate split and the currency split of its net debt:

(€ million)	Total	2025	2026	2027	2028	2029	2030 and later
Fixed-rate debt	11,098	(778)	3,010	1,150	1,666	1,300	4,750
of which euro	11,098
of which US dollar	—
% fixed-rate	69%
Floating-rate debt	5,074	5,010	32	1	1	1	29
of which euro	174
of which US dollar	3,507
% floating-rate	31%
Debt	16,171	4,231	3,042	1,151	1,667	1,301	4,779
Cash and cash equivalents	(7,365)	(7,365)	—	—	—	—	—
of which euro	(3,987)
of which US dollar	(1,005)
of which Singapore dollar	(822)
% floating-rate	100%
Net debt	8,806	(3,134)	3,042	1,151	1,667	1,301	4,779
The table below shows the fixed/floating rate split of net debt at value on redemption after taking account of derivative instruments as of December 31, 2023 and December 31, 2022:

(€ million)	2023	%	2022	%
Fixed-rate debt	11,382	69%	16,386	85%
Floating-rate debt	5,191	31%	2,886	15%
Debt	16,573	100%	19,273	100%
Cash and cash equivalents	(8,738)		(12,781)
Net debt	7,835		6,492
The weighted average interest rate on debt as of December 31, 2024 was 1.7% before derivative instruments and 2.1% after derivative instruments. Cash and cash equivalents were invested as of December 31, 2024 at an average rate of 4.2% before derivative instruments and 4.1% after derivative instruments.
The projected full-year sensitivity of net debt to interest rate fluctuations for 2025 is as follows:

Change in short-term interest rates	Impact on pre-tax net income (€ million)	Impact on pre-tax income/(expense) recognized directly in equity (€ million)
+100 bp	34	—
+25 bp	8	—
-25 bp	(8)	—
-100 bp	(34)	—
e) Debt by currency, at value on redemption
The table below shows net debt by currency at December 31, 2024, before and after derivative instruments contracted to convert the foreign-currency net debt of exposed entities into their functional currency:

(€ million)	Before derivative instruments	After derivative instruments
Euro	10,681	7,285
US dollar	(2,017)	2,502
Singapore dollar	(3)	(822)
Hungarian forint	—	(641)
Chinese yuan renminbi	(10)	226
Other currencies	65	256
Net debt	8,717	8,806

F-62	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows net debt by currency at December 31, 2023 and 2022, after derivative instruments contracted to convert the foreign currency net debt of exposed entities into their functional currency:

(€ million)	2023	2022
Euro	6,852	10,489
US dollar	1,169	(2,404)
Other currencies	(186)	(1,593)
Net debt	7,835	6,492
f) Market value of net debt
The market value of Sanofi’s debt, net of cash and cash equivalents and derivatives and excluding accrued interest, is as follows:

(€ million)	2024	2023	2022
Market value	8,165	7,086	5,227
Value on redemption	8,806	7,835	6,492
The fair value of net debt is determined by reference to quoted market prices at the balance sheet date in the case of quoted instruments (level 1 in the IFRS 7 hierarchy, see Note D.12.), and by reference to the fair value of interest rate and currency derivatives used to manage net debt (level 2 in the IFRS 7 hierarchy, see Note D.12.).
g) Future contractual cash flows relating to debt and related derivatives
The table below shows the amount of future undiscounted contractual cash flows (principal and interest) relating to debt and to derivative instruments designated as hedges of debt:

December 31, 2024		Payments due by period
(€ million)	Total	2025	2026	2027	2028	2029	2030 and later
Debt	17,077	4,328	3,226	1,288	1,780	1,388	5,067
Principal	16,049	4,105	3,047	1,151	1,667	1,300	4,779
Interest(a)	1,028	223	179	137	113	88	288
Net cash flows related to derivative instruments	161	71	34	34	21	1	—
Total	17,238	4,399	3,260	1,322	1,801	1,389	5,067
(a)Interest flows are estimated on the basis of forward interest rates applicable as of December 31, 2024.
Future contractual cash flows are shown on the basis of the carrying amount in the balance sheet at the reporting date, without reference to any subsequent management decision that might materially alter the structure of Sanofi’s debt or its hedging policy.
The tables below show the amount of future undiscounted contractual cash flows (principal and interest) relating to debt and to derivative instruments designated as hedges of debt as of December 31, 2023 and 2022:

December 31, 2023		Payments due by period
(€ million)	Total	2024	2025	2026	2026	2028	2029 and later
Debt	17,710	2,153	2,912	3,187	1,285	1,719	6,454
Principal	16,468	1,917	2,703	3,011	1,151	1,607	6,079
Interest(a)	1,242	236	209	176	134	112	375
Net cash flows related to derivative instruments	143	47	32	23	24	16	1
Total	17,853	2,200	2,944	3,210	1,309	1,735	6,455
(a)Interest flows are estimated on the basis of forward interest rates applicable as of December 31, 2023.

December 31, 2022		Payments due by period
(€ million)	Total	2023	2024	2025	2026	2026	2028 and later
Debt	20,408	4,206	868	2,803	3,184	1,283	8,064
Principal	18,932	3,928	661	2,601	3,011	1,151	7,580
Interest(a)	1,476	278	207	202	173	132	484
Net cash flows related to derivative instruments	209	24	60	38	31	31	25
Total	20,617	4,230	928	2,841	3,215	1,314	8,089
(a)Interest flows are estimated on the basis of forward interest rates applicable as of December 31, 2022.

SANOFI FORM 20-F 2024	F-63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.17.2. Lease liabilities
A maturity analysis of lease liabilities as of December 31, 2024, 2023 and 2022 is set forth below:

		Undiscounted future minimum lease payments
(€ million)	Total	Less than 1 year	From 1 to 3 years	From 3 to 5 years	More than 5 years	Discounting effect
Total lease liabilities as of December 31, 2024(a)	1,906	377	498	386	819	(174)
Total lease liabilities as of December 31, 2023	2,030	291	448	360	989	(58)
Total lease liabilities as of December 31, 2022	2,181	320	515	436	1,129	(219)
(a)2024 amounts exclude Opella discontinued operations, while 2023 and 2022 include them.
Lease liabilities include leases relating to real estate assets located at Cambridge, MA (United States), which have a lease term of
15 years.
D.18. Liabilities related to business combinations and to non-controlling interests
For a description of the nature of the liabilities reported in the line item Liabilities related to business combinations and to non-controlling interests, refer to Note B.8.5. The principal acquisitions are described in Notes D.1. and D.2.
The liabilities related to business combinations and to non-controlling interests shown in the table below are level 3 instruments under the IFRS 7 fair value hierarchy (see Note D.12.).
Movements in liabilities related to business combinations and to non-controlling interests are shown below:

(€ million)	Bayer contingent consideration arising from the acquisition of Genzyme	MSD contingent consideration (European Vaccines business)	Shire contingent consideration arising from the acquisition of Translate Bio	Contingent consideration arising from acquisition of Amunix	Other	Total(a)
Balance at January 1, 2022	59	269	354	—	32	714
New transactions	—	—	—	156	—	156
Payments made	(29)	(79)	—	—	(28)	(136)
Fair value remeasurements through profit or loss: (gain)/loss (including unwinding of discount)(b)	(9)	14	2	(2)	—	5
Other movements	—	—	—	—	—	—
Currency translation differences	5	—	24	11	—	40
Balance at December 31, 2022	26	204	380	165	4	779
New transactions	—	—	—	—	—	—
Payments made	(21)	(77)	—	(69)	—	(167)
Fair value remeasurements through profit or loss: (gain)/loss (including unwinding of discount)(b)	(5)	—	74	45	—	114
Other movements	—	—	—	—	—	—
Currency translation differences	—	—	(13)	(4)	—	(17)
Balance at December 31, 2023	—	127	441	137	4	709
New transactions	—	—	—	—	—	—
Payments made	—	(70)	—	—	(1)	(71)
Fair value remeasurements through profit or loss: (gain)/loss (including unwinding of discount)(b)	—	16	94	—	1	109
Other movements	—	—	—	(137)	(3)	(139)
Currency translation differences	—	(1)	33	—	—	33
Balance at December 31, 2024	—	72	568	—	1	641
(a)Portion due after more than one year: €569 million as of December 31, 2024 (€501 million as of December 31, 2023 and €674 million as of December 31,
2022); portion due within less than one year: €72 million as of December 31, 2024 (€208 million as of December 31, 2023 and €105 million as of December 31, 2022).
(b)Amounts reported within the income statement line item Fair value remeasurement of contingent consideration, and mainly comprising unrealized gains and losses.
As of December 31, 2024, Liabilities related to business combinations and to non-controlling interests mainly comprised:
•the MSD contingent consideration liability arising from the 2016 acquisition of the Sanofi Pasteur activities carried on within the former Sanofi Pasteur MSD joint venture, which amounted to €72 million as of December 31, 2024, €127 million as of December 31, 2023 and €204 million as of December 31, 2022 (see Note D.12.). The fair value of this contingent consideration is determined by applying the royalty percentage stipulated in the contract to discounted sales projections;

F-64	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•a contingent consideration liability towards Shire Human Genetic Therapies Inc. (Shire) arising from Sanofi’s acquisition of
Translate Bio in September 2021. In a business combination carried out in December 2016 and predating the acquisition of control by Sanofi, Translate Bio (then called Rana Therapeutics, Inc.) acquired from Shire the intellectual property rights relating to the latter’s Messenger RNA Therapeutics (MRT) program. As of December 31, 2024, Shire was entitled to receive the following potential payments:
–milestone payments contingent on the launch of products based on MRT technology, and on the attainment of a specified level of sales of those products, and
–a percentage of sales of those products.
The fair value of the Shire liability was measured at €568 million as of December 31, 2024, compared with €441 million as of December 31, 2023 and €380 million as of December 31, 2022; it was determined by applying the contractual terms to development and sales projections which were weighted to reflect the probability of success, and discounted. If the discount rate were to fall by one percentage point, the fair value of the Shire liability would increase by approximately 13%;
•Following the exclusive licensing agreement on the ProXTen technology platform entered into with Vir Biotechnology in
September 2024 , Inc., Sanofi no longer has any contingent consideration liability arising from the acquisition of Amunix in
2022 . The fair value of that contingent consideration liability was €137 million as of December 31, 2023 and €165 million as of
December 31, 2022.
•The Bayer contingent consideration liability arising from Sanofi’s acquisition of Genzyme in 2011 was extinguished during 2023 in accordance with the contractual terms.
The table below sets forth the maximum amount of contingent consideration payable in respect of already-marketed products:

December 31, 2024		Payments due by period
(€ million)	Total	Less than 1 year	From 1 to 3 years	From 3 to 5 years	More than 5 years
Commitments relating to contingent consideration in connection with business combinations	72	72	—	—	—
The nominal amount of contingent consideration was €133 million as of December 31, 2023 and €604 million as of December 31,
2022.
D.19. Provisions, income tax liabilities and other liabilities
The line item Non current provisions and other non-current liabilities comprises the following:

(€ million)	2024	2023	2022
Provisions	5,762	5,262	5,822
Other non-current liabilities(a)	2,334	2,340	519
Total	8,096	7,602	6,341
(a)Includes derivative financial instruments: €121 million as of December 31, 2024, €164 million as of December 31, 2023, €232 million as of December 31,
2022.
The figure as of December 31, 2024 includes €2,007 million for the liability in respect of royalties payable to Sobi on net sales of Beyfortus (nirsevimab) in the United States (see Note C.2.). Given the method used to calculate royalties payable, an increase or decrease in sales forecasts would lead to a proportionate change in the amount of the liability. The nominal value of payments estimated to be due within more than one year but less than five years is €1,140 million; the nominal value of payments estimated to be due after more than five years is €2,792 million.
Non-current income tax liabilities are described in Note D.19.4., and other current liabilities in Note D.19.5.

SANOFI FORM 20-F 2024	F-65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below sets forth movements in non-current provisions for the reporting periods presented:

(€ million)	Provisions for pensions and other post- employment benefits (D.19.1.)		Provisions for other long-term benefits	Restructuring provisions (D.19.2.)	Other provisions (D.19.3.)	Total
Balance at January 1, 2022	2,947		935	524	2,024	6,430
Changes in scope of consolidation	(96)		(28)	—	(76)	(200)
Increases in provisions	193	(a)	40	521	531	1,285
Provisions utilized	(275)	(a)	(119)	(12)	(122)	(528)
Reversals of unutilized provisions	(66)	(a)	(20)	(11)	(191)	(288)
Transfers	10		4	(265)	(23)	(274)
Net interest related to employee benefits, and unwinding of discount	43		4	5	12	64
Currency translation differences	63		28	(1)	23	113
Actuarial gains and losses on defined-benefit plans	(780)		—	—	—	(780)
Balance at December 31, 2022	2,039		844	761	2,178	5,822
Increases in provisions	141	(a)	185	315	311	952
Provisions utilized	(162)	(a)	(107)	(25)	(114)	(408)
Reversals of unutilized provisions	(21)	(a)	(190)	(159)	(388)	(758)
Transfers	(1)		—	(361)	(210)	(572)
Net interest related to employee benefits, and unwinding of discount	70		3	23	24	120
Currency translation differences	(23)		(17)	—	(25)	(65)
Actuarial gains and losses on defined-benefit plans	171		—	—	—	171
Balance at December 31, 2023	2,214		718	554	1,776	5,262
Changes in scope of consolidation	—		—	—	11	11
Increases in provisions	145	(a)	199	548	730	1,622
Provisions utilized	(173)	(a)	(118)	(20)	(135)	(446)
Reversals of unutilized provisions	(108)	(a)	—	(8)	(126)	(242)
Transfers	(89)		—	(270)	(157)	(516)
Net interest related to employee benefits, and unwinding of discount	65		2	19	36	122
Currency translation differences	43		34	(3)	42	116
Actuarial gains and losses on defined-benefit plans	(13)		—	—	—	(13)
Opella reclassification (b)	(92)		(14)	(21)	(27)	(154)
Balance at December 31, 2024	1,992		821	799	2,150	5,762
(a)In the case of “Provisions for pensions and other post-employment benefits”, the “Increases in provisions” line corresponds to rights vesting in employees during the period, and past service cost; the “Provisions utilized” line corresponds to contributions paid into pension funds and to beneficiaries; and the “Reversals of unutilized provisions” line corresponds to plan curtailments, settlements and amendments.
(b)The liabilities of Opella, which in 2022 and 2023 were presented in the relevant balance sheet line item for each class of liability, were reclassified in
2024 to Liabilities related to assets held for sale in accordance with IFRS 5 (see Note D.1.).
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
Sanofi’s pension obligations in four major countries represented approximately 88% of the total value of the defined-benefit obligation and approximately 87% of the total value of plan assets as of December 31, 2024. The features of the principal defined-
benefit plans in each of those four countries are described below.
France
Lump-sum retirement benefit plans
All employees working for Sanofi in France are entitled on retirement to a lump-sum payment, the amount of which depends both on their length of service and on the rights guaranteed by collective and internal agreements. The employee’s final salary is used in calculating the amount of these lump-sum retirement benefits. These plans represent approximately 38% of Sanofi’s total obligation in France.

F-66	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Defined-benefit pension plans
These plans provide benefits from the date of retirement. Employees must fulfil a number of criteria to be eligible for these benefits. All of these plans are now closed. These plans represent approximately 62% of Sanofi’s total obligation in France.
Germany
Top-up defined-benefit pension plan
The benefits offered under this pension plan are wholly funded by the employer (there are no employee contributions) via a
Contractual Trust Agreement (CTA), under which benefits are estimated on the basis of a career average salary. Employees are entitled to receive an annuity under this plan if their salary exceeds the social security ceiling. The amount of the pension is calculated by reference to a range of vesting rates corresponding to salary bands. The plan also includes disability and death benefits. This plan represents approximately 61% of Sanofi’s total obligation in Germany.
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
Multi-employer plan (Pensionskasse)
This is a defined-benefit plan treated as a defined-contribution plan, in accordance with the accounting policies described in Note B.23. Currently, contributions cover the level of annuities. Only the portion relating to the future revaluation of the annuities is included in the defined-benefit pension obligation. The obligation relating to this revaluation amounted to €682 million as of December 31, 2024, versus €744 million as of December 31, 2023 and €652 million as of December 31, 2022.
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
These plans represent approximately 57% of Sanofi’s total obligation in the United States;
•“non-qualified” plans within the meaning of ERISA provide top-up retirement benefits to some eligible employees depending on the employee’s level of responsibility and subject to a salary cap. These plans represent approximately 16% of Sanofi’s total obligation in the United States.
Healthcare cover and life insurance
Sanofi companies provide some eligible employees with healthcare cover and life insurance during the retirement period (the company’s contributions are capped at a specified level). These plans represent approximately 27% (or €381 million) of Sanofi’s total obligation and 3% (or €20 million) of total plan assets in the United States.
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

SANOFI FORM 20-F 2024	F-67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In November 2024, a bulk annuity purchase transaction, commonly known as a “buy-in”, was executed for the main defined benefit pension scheme in the United Kingdom covering the majority of uninsured pension liabilities. Through this transaction, and in conjunction with the previous pensioner buy-in executed in 2021, the main defined benefit pension plan in the United
Kingdom is largely insured against investment, longevity, interest rate and inflation risks. Pension obligations will be funded by the insurer’s annuity payments and the buy-in policies are held as an asset of the pension scheme. The pension scheme retains full legal responsibility to pay the benefits to plan participants using insurance payments. The insurance contract is deemed to be the present value of the matched obligations. The variation of €(204) million of the fair value of assets held by the pension scheme generated by the purchase of the qualifying insurance policy is booked in the other comprehensive income. After the end of the reporting period, Sanofi completed a further buy-in covering the remaining uninsured liabilities meaning all members of the scheme are now fully insured by the transaction, except those arising from guaranteed minimum pensions equalization.
For service periods subsequent to October 1, 2015, employees belong to a new defined-contribution plan.
Actuarial assumptions used to measure Sanofi’s obligations
Actuarial valuations of Sanofi’s benefit obligations were computed by management with assistance from external actuaries as of December 31, 2024, 2023 and 2022.
Those calculations were based on the following financial and demographic assumptions:

	2024				2023				2022
	France	Germany	US	UK	France	Germany	US	UK	France	Germany	US	UK
Discount rate(a)(b)	2.95% to 3.40%	2.95% to 3.40%	5.45%	5.50%	2.95% to 3.15%	2.95% to 3.15%	4.75%	4.50%	3.55% to 3.75%	3.55% to 3.75%	4.90%	4.75%
General inflation rate(c)	2.10%	2.10%	—	3.20%	2.20%	2.20%	—	3.05%	2.50%	2.50%	—	3.25%
Pension benefit indexation	2.10%	2.10%	—	3.00%	2.20%	2.20%	—	2.90%	2.50%	2.50%	—	3.00%
Healthcare cost inflation rate(d)	—	—	4.00% to 5.93%	—	—	—	4.00% to 9.75%	—	—	—	3.29% to 6.56%	—
Retirement age	62 to 67	63	55 to 70	60 to 65	62 to 67	63	55 to 70	60 to 65	62 to 67	63	55 to 70	60 to 65
Mortality table	TGH/ TGF 05	Heubeck RT 2018 G	RP2012 Proj. MP2021 White Collar	SAPS S3	TGH/ TGF 05	Heubeck RT 2018 G	RP2012 Proj. MP2021 White Collar	SAPS S3	TGH/ TGF 05	Heubeck RT 2018 G	RP2012 Proj. MP2021 White Collar	SAPS S3
(a)The discount rates used were based on market rates for high quality corporate bonds with a duration close to that of the expected benefit payments under the plans. The benchmarks used to determine discount rates were the same for all periods presented.
(b)The rate depends on the duration of the plan (0 to 7 years, 7 to 10 years, or more than 10 years).
(c)Inflation for the euro zone is determined using a multi-criterion method.
(d)No post-employment healthcare benefits are provided in France since 2020, Germany and UK.
Weighted average duration of obligation for pensions and other long-term benefits in principal countries
The table below shows the duration of Sanofi’s obligations in the principal countries:

	2024				2023				2022
(years)	France	Germany	US	UK	France	Germany	US	UK	France	Germany	US	UK
Weighted average duration	11	12	10	11	10	12	11	13	10	12	11	13
Sensitivity analysis
The table below shows the sensitivity of Sanofi’s obligations for pensions and other post-employment benefits to changes in key actuarial assumptions:

(€ million)	Pensions and other post-employment benefits, by principal country
Measurement of defined-benefit obligation	Change in assumption	France	Germany	US	UK
Discount rate	-0.50%	+90	+190	+103	+161
General inflation rate	+0.50%	+56	+267	—	+95
Pension benefit indexation	+0.50%	+57	+264	—	+93
Healthcare cost inflation rate	+0.50%	—	—	+41	+43
Mortality table	+1 year	+56	+86	+59	+118

F-68	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below reconciles the net obligation in respect of Sanofi’s pension and other post-employment benefit plans with the amounts recognized in the consolidated financial statements:

	Pensions and other post-employment benefits
(€ million)	2024	2023	2022
Measurement of the obligation:
Beginning of period	8,930	8,651	12,175
Current service cost	138	140	193
Interest cost	335	346	206
Actuarial losses/(gains) due to changes in demographic assumptions	(45)	(34)	(219)
Actuarial losses/(gains) due to changes in financial assumptions	(380)	157	(3,006)
Actuarial losses/(gains) due to experience adjustments	(4)	256	177
Plan amendments, curtailments or settlements not specified in the terms of the plan(b)	(181)	(36)	(229)
Plan settlements specified in the terms of the plan	(59)	(40)	(84)
Benefits paid	(502)	(483)	(463)
Changes in scope of consolidation and transfers	4	(14)	(114)
Currency translation differences	181	(13)	15
Opella reclassification	(188)	—	—
Obligation at end of period	8,229	8,930	8,651
Fair value of plan assets:
Beginning of period	6,993	6,899	9,651
Interest income on plan assets	271	276	163
Difference between actual return and interest income on plan assets(c)	(416)	197	(2,398)
Administration costs	(13)	(7)	(6)
Plan settlements specified in the terms of the plan	(58)	(40)	(84)
Plan settlements not specified in the terms of the plan	(71)	(17)	(161)
Contributions from plan members	5	6	6
Employer’s contributions	127	122	238
Benefits paid	(456)	(446)	(426)
Changes in scope of consolidation and transfers	(20)	(8)	(32)
Currency translation differences	132	11	(52)
Opella reclassification	(97)	—	—
Fair value of plan assets at end of period	6,397	6,993	6,899
Net amount shown in the balance sheet:
Net obligation	1,832	1,937	1,752
Effect of asset ceiling	4	6	18
Net amount shown in the balance sheet at end of period	1,836	1,943	1,770
Amounts recognized in the balance sheet:
Pre-funded obligations (see Note D.7.)(a)	(156)	(271)	(269)
Obligations provided for	1,992	2,214	2,039
Net amount recognized at end of period	1,836	1,943	1,770
Benefit cost for the period:(d)
Current service cost	138	140	193
(Gains)/losses related to plan amendments, curtailments or settlements not specified in the terms of the plan	(110)	(22)	(68)
Net interest (income)/cost	64	71	43
Contributions from plan members	(5)	(6)	(6)
Administration costs and taxes paid during the period	13	7	6
Expense recognized directly in profit or loss	100	190	168
Remeasurement of net defined-benefit (asset)/liability (actuarial gains and losses)(b)	(13)	171	(650)
Expense/(gain) for the period	87	361	(482)
(a)For 2023, this line includes €66 million of assets in the United Kingdom (versus €99 million for 2022); those amounts are not subject to any asset ceiling, in accordance with IFRIC 14.
(b)Amounts recognized in Other comprehensive income (see Note D.15.7.).
(c)In 2024, this line includes the effects of the partial buy-in in the United Kingdom for €(204) million.
(d) Benefit cost for the total Group including Opella on all the periods.

SANOFI FORM 20-F 2024	F-69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tables below show Sanofi’s net liability in respect of pension plans and other post-employment benefits by geographical region:

(€ million)	Pensions and other post-employment benefits by geographical region
December 31, 2024	France	Germany	US	UK	Other	Total
Measurement of obligation	1,228	2,651	1,427	1,994	929	8,229
Fair value of plan assets	667	2,239	744	1,891	856	6,397
Effect of asset ceiling	—	—	—	—	(4)	(4)
Net amount shown in the balance sheet at end of period	561	412	683	103	77	1,836

(€ million)	Pensions and other post-employment benefits by geographical region
December 31, 2023	France	Germany	US	UK	Other	Total
Measurement of obligation	1,322	2,911	1,528	2,174	995	8,930
Fair value of plan assets	675	2,401	825	2,235	857	6,993
Effect of asset ceiling	—	—	—	—	(6)	(6)
Net amount shown in the balance sheet at end of period	647	510	703	(61)	144	1,943

(€ million)	Pensions and other post-employment benefits by geographical region
December 31, 2022	France	Germany	US	UK	Other	Total
Measurement of obligation	1,324	2,730	1,546	2,080	971	8,651
Fair value of plan assets	697	2,317	860	2,175	850	6,899
Effect of asset ceiling	—	—	—	—	(18)	(18)
Net amount shown in the balance sheet at end of period	627	413	686	(95)	139	1,770
The adoption in April 2023 of pension reforms in France (including the raising of the retirement age from 62 to 64 years) qualifies as a plan amendment within the meaning of IAS 19, and resulted in the recognition of an immaterial amount in the income statement and the balance sheet for the year ended December 31, 2023.
The table below shows the fair value of plan assets relating to Sanofi’s pension and other post-employment plans, split by asset category:

	2024	2023	2022
Securities quoted in an active market	63.1%	84.9%	84.4%
Cash and cash equivalents	0.8%	0.8%	0.7%
Equity instruments	19.3%	22.3%	21.7%
Bonds and similar instruments	35.8%	54.3%	52.4%
Real estate	2.9%	3.4%	4.0%
Derivatives	(0.2%)	—%	0.1%
Commodities	1.1%	0.9%	0.9%
Other	3.4%	3.2%	4.6%
Other securities	36.9%	15.1%	15.6%
Hedge funds	—%	—%	—%
Insurance policies	36.9%	15.1%	15.6%
Total	100.0%	100.0%	100.0%
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
interest rate risk and inflation risk), while investing a growing proportion of assets in high-quality bonds with comparable maturities to those of the underlying obligations and in contracts entered into with leading insurance companies to fund certain post-employment benefit obligations.

F-70	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tables below show the service cost for Sanofi’s pension and other post-employment benefit plans, by geographical region:

(€ million)	Pensions and other post-employment benefits by geographical region
Service cost for 2024	France	Germany	US	UK	Other	Total
Current service cost	48	30	22	—	38	138
(Gains)/losses related to plan amendments, curtailments or settlements not specified in the terms of the plan	(82)	—	(20)	—	(8)	(110)
Net interest cost/(income) including administration costs and taxes paid during the period	13	20	36	(1)	9	77
Contributions from plan members	—	—	—	—	(5)	(5)
Expense/(gain) recognized directly in profit or loss	(21)	50	38	(1)	34	100
Remeasurement of net defined-benefit (asset)/ liability (actuarial gains and losses)	(31)	(134)	(46)	212	(14)	(13)
Expense/(gain) for the period	(52)	(84)	(8)	211	20	87

(€ million)	Pensions and other post-employment benefits by geographical region
Service cost for 2023	France	Germany	US	UK	Other	Total
Current service cost	50	30	20	—	40	140
(Gains)/losses related to plan amendments, curtailments or settlements not specified in the terms of the plan	(20)	—	1	—	(3)	(22)
Net interest cost/(income) including administration costs and taxes paid during the period	22	15	35	(5)	11	78
Contributions from plan members	—	—	—	—	(6)	(6)
Expense/(gain) recognized directly in profit or loss	52	45	56	(5)	42	190
Remeasurement of net defined-benefit (asset)/ liability (actuarial gains and losses)	3	98	26	44	—	171
Expense/(gain) for the period	55	143	82	39	42	361

(€ million)	Pensions and other post-employment benefits by geographical region
Service cost for 2022	France	Germany	US	UK	Other	Total
Current service cost	61	44	50	—	38	193
(Gains)/losses related to plan amendments, curtailments or settlements not specified in the terms of the plan	(60)	2	1	(6)	(5)	(68)
Net interest cost/(income) including administration costs and taxes paid during the period	10	7	30	(7)	9	49
Contributions from plan members	—	—	—	—	(6)	(6)
Expense/(gain) recognized directly in profit or loss	11	53	81	(13)	36	168
Remeasurement of net defined-benefit (asset)/liability (actuarial gains and losses)	(156)	(204)	(382)	130	(38)	(650)
Expense/(gain) for the period	(145)	(151)	(301)	117	(2)	(482)
An analysis of the “Remeasurement of net defined-benefit (asset)/liability (actuarial gains and losses)” line in the preceding tables is set forth below:

(€ million)	2024				2023				2022
	France	Germany	US	UK	France	Germany	US	UK	France	Germany	US	UK
Actuarial gains/(losses) arising during the period	29	135	47	(212)	(3)	(98)	(25)	(44)	156	205	382	(131)
Comprising:
Gains/(losses) on experience adjustments(a)	18	46	(42)	(472)	16	(54)	(7)	(12)	(120)	(620)	(287)	(1,328)
Gains/(losses) on demographic assumptions	—	—	11	50	—	—	18	11	—	—	129	54
Gains/(losses) on financial assumptions	11	89	78	210	(19)	(44)	(36)	(43)	276	825	540	1,143
(a)Experience adjustments are mainly due to the effect on plan assets of trends in the financial markets.
The net pre-tax actuarial loss (excluding investments accounted for using the equity method) recognized directly in equity is presented below:

(€ million)	2024	2023	2022
Net pre-tax actuarial loss	(2,258)	(2,259)	(2,090)

SANOFI FORM 20-F 2024	F-71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The present value of Sanofi’s obligations in respect of pension and other post-employment benefit plans at the end of each reporting period is shown below:

(€ million)	2024	2023	2022
Present value of wholly or partially funded obligations in respect of pension and other post-employment benefit plans	7,192	7,693	7,463
Present value of unfunded obligations	1,037	1,237	1,188
Total	8,229	8,930	8,651
The total expense for pensions and other post-employment benefits (€100 million in 2024) is allocated between income statement line items as follows:

(€ million)	2024	2023	2022
Cost of sales	32	33	53
Research and development expenses	17	28	51
Selling and general expenses	42	57	78
Other operating (income)/expenses, net	4	5	(2)
Restructuring costs	(64)	(9)	(59)
Financial expenses	60	67	42
Net income from discontinued operations	9	9	5
Total	100	190	168
The estimated amounts of employer’s contributions to plan assets in 2025 are as follows:

(€ million)	France	Germany	US	UK	Other	Total
Employer’s contributions in 2024 (estimate):
2025	—	—	2	48	27	77
The table below shows the expected timing of benefit payments under pension and other post-employment benefit plans for future years:

(€ million)	France	Germany	US	UK	Other	Total
Estimated future benefit payments
2025	94	210	97	126	38	565
2026	59	210	98	130	41	538
2027	71	208	100	134	40	553
2028	75	207	103	139	42	566
2029	81	209	107	143	44	584
2030 to 2034	497	893	543	785	241	2,959
The table below shows estimates as of December 31, 2024 for the timing of future payments in respect of unfunded pension and other post-employment benefit plans:

		Payments due by period
(€ million)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Estimated payments	1,035	67	122	131	715

F-72	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.19.2. Restructuring provisions
The table below shows movements in restructuring provisions classified in non-current and current liabilities:

(€ million)	2024	2023	2022
Balance, beginning of period	1,132	1,233	1,118
Of which:
•Classified in non-current liabilities	554	761	524
•Classified in current liabilities	578	472	594
Change in provisions recognized in profit or loss for the period	999	435	636
Provisions utilized(a)	(582)	(561)	(522)
Transfers	(33)	3	—
Unwinding of discount	19	31	5
Currency translation differences	1	(9)	(4)
Opella reclassification(b)	(84)	—	—
Balance, end of period	1,452	1,132	1,233
Of which:
•Classified in non-current liabilities	799	554	761
•Classified in current liabilities	653	578	472
(a)Provisions utilized mainly correspond to payments related to employees affected by separation programs.
(b)This line comprises the restructuring provisions of Opella, reclassified to Liabilities related to assets held for sale as of December 31, 2024
(see Note D.1.).
Provisions for employee termination benefits as of December 31, 2024 amounted to €1,318 million (compared with €968 million as of December 31, 2023 and €1,039 million as of December 31, 2022).
The provisions apply mainly to France, and relate to various voluntary redundancy programs:
•agreement under the Job Management and Career Paths (GEPP) scheme affecting several French legal entities, signed on February 28, 2022 and announced in April 2022 as part of the “Play to Win” strategy. The agreement provides internal transfer and outplacement opportunities for employees whose jobs are undergoing transformation, and also includes an end-
of-career paid leave program and an external retraining program. The plan began to be implemented in 2022. The provisions charged in 2023 reflect adjustments to the job profiles deemed to be "sensitive"; the reversals recognized during 2023 are due mainly to the Borne Law, which raises the retirement age to 64 and hence disqualifies some participants eligible under previous legislation (in light of the maximum period for portage workers). In 2024, the agreement was renewed to cover the years 2024 to 2026, and the new provisions charged in 2024 relate mainly to scope extensions in the job profiles affected by transformations;
•a voluntary redundancy program announced in 2024 in connection with the reorganization of R&D operations to make Sanofi a leader in immunology, including an end-of-career paid leave plan and an end-of-career transition plan; and
•collectively-agreed separation programs involving a number of legal entities announced at the end of June 2020 as part of the rollout of the “Play to Win” strategy; these include an end-of-career paid leave plan and an external retraining program, and were still ongoing during 2024. The same applies to Sanofi-Aventis Recherche & Développement, which announced a voluntary redundancy program associated with R&D reorganization in 2020, and implemented that program in 2021.
The provision includes the present values of:
•gross annuities for self-funded plans;
•employer’s social security charges on early retirement annuities for all plans (outsourced and self-funded); and
•the levy charged on those annuities under the “Fillon” law (only for plans with termination of employment contracts).
The average residual portage periods under these plans were 2.18 years, 2.22 years and 2.60 years as of December 31, 2024, 2023 and 2022, respectively.
The main other countries covered by restructuring provisions are Germany, Japan and the United States.

SANOFI FORM 20-F 2024	F-73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The timing of future termination benefit payments is as follows:

December 31, 2024		Benefit payments by period
(€ million)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Employee termination benefits
•France	862	312	416	126	8
•Other countries	456	304	144	7	1
Total	1,318	616	560	133	9

December 31, 2023		Benefit payments by period
(€ million)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Employee termination benefits
•France	611	215	315	79	2
•Other countries	357	302	47	7	1
Total	968	517	362	86	3

December 31, 2022		Benefit payments by period
(€ million)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Employee termination benefits
•France	804	185	412	207	—
•Other countries	235	189	36	8	2
Total	1,039	374	448	215	2
D.19.3. Other provisions
Other provisions include provisions for risks and litigation relating to environmental, tax, commercial and product liability matters.

(€ million)	2024	2023	2022
Environmental risks	474	493	526
Product liability risks, litigation and other	1,676	1,283	1,652
Total	2,150	1,776	2,178
Provisions for environmental risks relate primarily to contingencies arising from business divestitures, and include remediation costs relating to such environmental risks.
Identified environmental risks are covered by provisions estimated on the basis of the costs Sanofi believes it will be obliged to meet over a period not exceeding (other than in exceptional cases) 30 years. Sanofi expects that €67 million of those provisions will be utilized in 2025, and €203 million over the period from 2026 through 2029.
As regards greenhouse gas emission quotas, which relate to Sanofi production facilities in France and Ireland, in the absence of specific IFRS pronouncements Sanofi has adopted the "net liability approach". That involves recognizing a liability at the balance sheet date if actual emissions exceed the quotas held, in accordance with IAS 37 and French GAAP (Plan Comptable Général,
Article 615-1s). Quotas are managed as a production cost, and as such are recognized in inventory at a zero value (if received free of charge) and at acquisition cost (if bought on the market). As of December 31, 2024, a provision of €1 million has been recognized.
“Product liability risks, litigation and other” mainly comprises provisions for risks relating to product liability (including IBNR provisions as described in Note B.12.), government investigations, regulatory or antitrust law claims, contingencies arising from business divestitures (other than environmental risks), and remediation costs related to leases.
The main pending legal and arbitral proceedings and government investigations are described in Note D.22.
A full risk and litigation assessment is performed with the assistance of Sanofi’s legal advisers, and provisions are recorded as required by circumstances in accordance with the principles described in Note B.12.

F-74	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.19.4. Non-current income tax liabilities
Non-current income tax liabilities amounted to €1,512 million as of December 31, 2024 (versus €1,842 million as of December 31,
2023 and €1,979 million as of December 31, 2022). These amounts include uncertainties over income tax treatment totalling
€1,512 million as of  December 31, 2024, versus €1,595 million as of December 31, 2023 and €1,520 million as of December 31,
2022.
Until December 31, 2023, this line item includes the residual liability due after more than one year arising from the estimated tax charge on deemed repatriation attributable to the accumulated earnings of non-US operations (€247 million as of December 31,
2023 and €459 million as of December 31, 2022). The expense was initially recognized in 2018 at an amount of $1,092 million, and payment is being made over eight years through 2025. As of December 31, 2024, the residual liability is included in the line item
Current income tax liabilities.
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
D.19.5. Current provisions and other current liabilities
Current provisions and other current liabilities comprise the following:

(€ million)	2024	2023	2022
Taxes payable, other than corporate income taxes	437	395	420
Employee-related liabilities	1,929	2,106	2,158
Restructuring provisions (see Note D.19.2.)	653	578	472
Interest rate derivatives (see Note D.20.)	7	1	—
Currency derivatives (see Note D.20.)	330	126	94
Equity derivatives (see Note D.20.)	—	—	—
Amounts payable for acquisitions of non-current assets	878	945	714
Customer contract liabilities(a)	—	—	269
Other current liabilities(b)(c)	10,007	9,590	7,894
Total	14,241	13,741	12,021
(a)See Note A.5., “Agreements relating to the recombinant COVID-19 vaccine candidate developed by Sanofi in collaboration with GSK”. The year-on-year change in this item between 2023 and 2022 includes revenue of €269 million recognized in profit or loss during 2023 (previously included in “Customer contract liabilities” as of December 31, 2022).
(b)“Other current liabilities” mainly comprises provisions and liabilities for customer rebates and returns; provisions for discounts and rebates granted to healthcare authorities and governmental programs (see Note D.23.); and the liability payable at each reporting date under the Monoclonal Antibody
Alliance with Regeneron.
(c)As of December 31, 2024 includes €273 million (nominal value: €290 million) for the current liability relating to royalties payable to Sobi on net sales of
Beyfortus (nirsevimab) in the United States (see Note C.2.).
D.20. Derivative financial instruments and market risks
The table below shows the fair value of derivative instruments as of December 31, 2024, 2023 and 2022:

(€ million)	Non- current assets	Current assets	Total assets	Non-current liabilities	Current liabilities	Total liabilities	Market value at December 31, 2024 (net)	Market value at December 31, 2023 (net)	Market value at December 31, 2022 (net)
Currency derivatives	—	217	217	—	(330)	(330)	(113)	75	112
operating	—	81	81	—	(111)	(111)	(30)	22	22
financial	—	136	136	—	(219)	(219)	(83)	53	90
Interest rate derivatives	—	—	—	(121)	(7)	(128)	(128)	(165)	(232)
Equity derivatives	—	—	—	—		—	—	—	—
Total	—	217	217	(121)	(337)	(458)	(241)	(90)	(120)

SANOFI FORM 20-F 2024	F-75

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
Sanofi performs periodic reviews of its transactions and contractual agreements in order to identify any embedded derivatives, which are accounted for separately from the host contract in accordance with IFRS 9. Sanofi had no material embedded derivatives as of December 31, 2024, 2023 or 2022.
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
The table below shows operating currency hedging instruments in place as of December 31, 2024, with the notional amount translated into euros at the relevant closing exchange rate:

December 31, 2024			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	7,521	(67)	—	—	—	7,521	(67)
of which US dollar	3,974	(59)	—	—	—	3,974	(59)
of which Chinese yuan renminbi	703	(5)	—	—	—	703	(5)
of which Pound sterling	368	(1)	—	—	—	368	(1)
of which Japanese yen	241	2	—	—	—	241	2
of which Turkish lira	216	(23)	—	—	—	216	(23)
Forward currency purchases	4,796	37	—	—	—	4,796	37
of which US dollar	2,660	24	—	—	—	2,660	24
of which Singapore dollar	484	3	—	—	—	484	3
of which Chinese yuan renminbi	451	2	—	—	—	451	2
of which Turkish lira	203	19	—	—	—	203	19
of which Canadian dollar	126	—	—	—	—	126	—
Total	12,317	(30)	—	—	—	12,317	(30)
The table below shows operating currency hedging instruments in place as of December 31, 2023, with the notional amount translated into euros at the relevant closing exchange rate:

December 31, 2023			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	6,112	30	—	—	—	6,112	30
of which US dollar	2,981	35	—	—	—	2,981	35
of which Chinese yuan renminbi	788	7	—	—	—	788	7
of which Singapore dollar	419	(1)	—	—	—	419	(1)
of which Japanese yen	339	(6)	—	—	—	339	(6)
of which Korean won	192	(4)	—	—	—	192	(4)
Forward currency purchases	4,246	(8)	—	—	—	4,246	(8)
of which US dollar	2,022	(12)	—	—	—	2,022	(12)
of which Singapore dollar	876	—	—	—	—	876	—
of which Chinese yuan renminbi	364	(1)	—	—	—	364	(1)
of which Korean won	137	2	—	—	—	137	2
of which Japanese yen	123	1	—	—	—	123	1
Total	10,358	22	—	—	—	10,358	22

F-76	SANOFI FORM 20-F 2024

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
interest rate risk, refer to “Item 11. — Quantitative and Qualitative Disclosures about Market Risk”.
The table below shows financial currency hedging instruments in place, with the notional amount translated into euros at the relevant closing exchange rate:

	2024				2023			2022
(€ million)	Notional amount		Fair value	Expiry	Notional amount	Fair value	Expiry	Notional amount	Fair value	Expiry
Forward currency sales	10,377		(195)		10,279	111		7,559	66
of which US dollar	8,923	(a)	(176)	2025	6,628	101	2024	6,114	59	2023
of which Japanese yen	371		4	2025	157	(1)	2024	111	—	2023
of which Chinese yuan renminbi	235		(1)	2025	513	4	2024	203	2	2023
Forward currency purchases	6,884		112		7,055	(58)		4,997	24
of which US dollar	4,397	(b)	123	2025	3,073	(52)	2024	2,011	(4)	2023
of which Singapore dollar	819		2	2025	2,696	(10)	2024	2,154	22	2023
of which Hungarian forint	641		(9)	2025	99	1	2024	59	1	2023
Total	17,261		(83)		17,334	53		12,556	90
(a)Includes forward sales with a notional amount of $3,615 million expiring in 2025, designated as a hedge of Sanofi’s net investment in Bioverativ. As of
December 31, 2024, the fair value of these forward contracts represented a liability of €88 million; the opposite entry was recognized in "Other comprehensive income", with the impact on financial income and expense being immaterial.
(b)Includes forward purchases with a notional amount of $1,000 million expiring in 2025, designated as a fair value hedge of the exposure of $1,000 million of bond issues to fluctuations in the EUR/USD spot rate. As of December 31, 2024, the fair value of the contracts was an asset of €75 million, the opposite entry for €0.2 million of which was debited to “Other comprehensive income” under the cost of hedging accounting treatment.

SANOFI FORM 20-F 2024	F-77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows interest rate hedging instruments in place as of December 31, 2024:

	Notional amounts by expiry date as of December 31, 2024								Of which designated as fair value hedges		Of which designated as cash flow hedges
(€ million)	2025	2026	2027	2028	2029	2030 and later	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
pay capitalized SOFR USD/ receive 1.03%	—	—	—	483	—	—	483	(47)	483	(47)	—	—	—
pay capitalized SOFR USD/ receive 1.32%	—	—	—	483	—	—	483	(43)	483	(43)	—	—	—
pay capitalized Ester/receive 0.69%	850	—	—	—	—	—	850	(7)	850	(7)	—	—	—
pay capitalized Ester/receive 0.92%	—	—	—	—	650		650	(31)	650	(31)	—	—	—
Total	850	—	—	966	650	—	2,466	(128)	2,466	(128)	—	—	—
The table below shows interest rate hedging instruments in place as of December 31, 2023:

	Notional amounts by expiry date as of December 31, 2023								Of which designated as fair value hedges		Of which designated as cash flow hedges
(€ million)	2024	2025	2026	2027	2028	2029 and later	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
pay capitalized SOFR USD/ receive 1.03%	—	—	—	—	453	—	453	(49)	453	(49)	—	—	—
pay capitalized SOFR USD/ receive 1.32%	—	—	—	—	453	—	453	(43)	453	(43)	—	—	—
pay capitalized Ester/receive 0.69%	—	850	—	—	—	—	850	(28)	850	(28)	—	—	—
pay capitalized Ester/receive 0.92%	—	—	—	—	—	650	650	(44)	650	(44)	—	—	—
pay capitalized Ester/receive 3.43%	999	—	—	—	—	—	999	(1)	999	(1)	—	—	—
Total	999	850	—	—	906	650	3,405	(165)	3,405	(165)	—	—	—
The table below shows interest rate hedging instruments in place as of December 31, 2022:

	Notional amounts by expiry date as of December 31, 2022								Of which designated as fair value hedges		Of which designated as cash flow hedges
(€ million)	2023	2024	2025	2026	2027	2028 and later	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
pay capitalized SOFR USD/ receive 1.03%	—	—	—	—	—	467	467	(62)	467	(62)	—	—	—
pay capitalized SOFR USD/ receive 1.32%	—	—	—	—	—	467	467	(56)	467	(56)	—	—	—
pay capitalized Ester/ receive 0.69%	—	—	850	—	—	—	850	(43)	850	(43)	—	—	—
pay capitalized Ester/ receive 0.92%	—	—	—	—	—	650	650	(71)	650	(71)	—	—	—
Total	—	—	850	—	—	1,584	2,434	(232)	2,434	(232)	—	—	—

F-78	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c) Actual or potential effects of netting arrangements
The table below is prepared in accordance with the accounting policies described in Note B.8.3.:

(€ million)	2024		2023		2022
	Derivative financial assets	Derivative financial liabilities	Derivative financial assets	Derivative financial liabilities	Derivative financial assets	Derivative financial liabilities
Gross carrying amounts before offset (a)	217	(458)	201	(291)	206	(326)
Gross amounts offset (in accordance with IAS 32) (b)	—	—	—	—	—	—
Net amounts as reported in the balance sheet (a) - (b) = (c)	217	(458)	201	(291)	206	(326)
Effects of other netting arrangements (not fulfilling the IAS 32 criteria for offsetting) (d)
Financial instruments	(201)	201	(171)	171	(160)	160
Fair value of financial collateral	N/A	N/A	N/A	N/A	N/A	N/A
Net exposure (c) + (d)	16	(257)	30	(120)	46	(166)
D.21. Off balance sheet commitments
The off balance sheet commitments presented below are shown at their nominal value.
D.21.1. Off balance sheet commitments relating to operating activities
Off balance sheet commitments relating to Sanofi’s operating activities, not including as of December 31, 2024 the commitments of the Opella held-for-sale operation, comprise the following:

December 31, 2024		Payments due by period
(€ million)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Leases with a term of less than 12 months, low value asset leases and lease contracts committed but not yet commenced(a)	554	28	34	41	451
Irrevocable purchase commitments(b)
•given(c)	3,683	1,152	1,195	442	894
•received	(391)	(288)	(96)	(7)	—
Research and development license agreements - commitments given
•commitments related to R&D and other commitments(d)	84	42	29	6	7
•contingent milestone payments in connection with development programs in progress(e)	4,230	941	635	470	2,184
Total - net commitments given	8,160	1,875	1,797	952	3,536
(a)Includes the variable portion of future lease payments not recognized as lease liabilities as of December 31, 2024; the equivalent amount of these commitments as of December 31, 2023 was €221 million.
During 2023, Sanofi signed a 15-year lease which will take effect in 2025 and to which Sanofi is committed for a minimum period of 12 years, corresponding to a commitment of $0.2 billion. The lease includes two extension options of five years each.
During 2024, Sanofi signed a 12-year lease in France which will take effect in 2027, representing a commitment of €0.2 billion.
(b)These comprise irrevocable commitments to suppliers of (i) property, plant and equipment, net of down-payments (see Note D.3.) and (ii) goods and services. As of December 31, 2023, irrevocable commitments amounted to €6,141 million given (including €754 million related to Opella) and €550 million received (zero related to Opella).
(c)Irrevocable purchase commitments given as of December 31, 2024 include €749 million of commitments to joint ventures. This line also includes (i) the commitment to EUROAPI as described in Note D.1. and amounting to €535 million as of December 31, 2024, and (ii) commitments related to long-term renewable energy purchase contracts lasting between 15 and 20 years giving rise to the physical supply of electricity mainly in France for an estimated total annual volume of 329 GWh.
(d)Commitments related to research and development, and other commitments, amounted to €381 million as of December 31, 2023.
(e)This line only includes contingent milestone payments on development projects in progress. The equivalent amount as of December 31, 2023 was
€4,886 million.
In pursuance of its strategy, Sanofi may acquire technologies and rights to products. Such acquisitions may be made in various contractual forms: acquisitions of shares, loans, license agreements, joint development, and co-marketing. These arrangements generally involve upfront payments on signature of the agreement, development milestone payments, and royalties. Some of these complex agreements include undertakings to fund research programs in future years and payments contingent upon achieving specified development milestones, the granting of approvals or licenses, or the attainment of sales targets once a product is commercialized.

SANOFI FORM 20-F 2024	F-79

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
•commitments given relating to (i) projects in the research phase, amounting to €14.4 billion as of December 31, 2024 and €16.8 billion as of December 31, 2023 and (ii) payments contingent upon the attainment of sales targets once a product is commercialized, amounting to €15.2 billion as of December 31, 2024 and €17.9 billion as of December 31, 2023);
•commitments received amounting to €13.0 billion as of December 31, 2024 (€10.0 billion as of December 31, 2023), mainly comprising research, development and commercialization agreements with partners further to the acquisitions of (i) Ablynx (€0.7 billion as of December 31, 2024, versus €0.9 billion as of December 31, 2023); (ii) Kymab (€0.3 billion as of December 31, 2024, versus €0.2 billion as of December 31, 2023) and (iii) Provention Bio (€0.4 billion as of December 31,
2024, versus €0.3 billion as of December 31, 2023), plus contingent consideration receivable based on attainment of regulatory and sales milestones for commercialized products under the terms of licenses or rights assignment agreements amounting to €11.2 billion as of December 31, 2024 (€8.5 billion as of December 31, 2023).
The major agreements entered into by Sanofi in 2024 are described below:
•On May 10, 2024, Sanofi entered into a co-exclusive licensing agreement with Novavax. The terms of the agreement include
(i) a co-exclusive license to co-commercialize Novavax’s current stand-alone adjuvanted COVID-19 vaccine worldwide (except in countries with existing Advance Purchase Agreements and in India, Japan, and South Korea, where Novavax has existing partnership agreements); (ii) a sole license to Novavax’s adjuvanted COVID-19 vaccine for use in combination with Sanofi’s flu vaccines; and (iii) a non-exclusive license to use the Matrix-M adjuvant in vaccine products. Novavax received an upfront payment of $500 million and could receive up to $700 million contingent on attainment of development, regulatory and commercialization milestones, representing up to $1.2 billion in total. Starting in 2025, Sanofi will recognize sales of Novavax’s adjuvanted COVID-19 vaccine and will bear certain R&D, regulatory and commercialization expenses. Novavax will receive double-digit tiered royalties on Sanofi sales of COVID-19 vaccines and combined influenza/COVID-19 vaccines. Novavax is also entitled to additional launch and sales milestone payments of up to $200 million, plus single-digit royalties for each additional
Sanofi vaccine product developed under a non-exclusive license using Novavax’s Matrix-M adjuvant technology. In addition,
Sanofi took a minority equity interest of less than 5% in Novavax. Outside of the collaboration, each party may develop and commercialize their own flu and COVID-19 vaccines and their own adjuvanted products at their own cost.
•On September 12, 2024, Sanofi entered into an exclusive licensing agreement with RadioMedix, Inc. and Orano Med for
AlphaMedix (SAR447873), a late-stage project currently being evaluated for the treatment of adult patients with unresectable or metastatic progressive somatostatin-receptor expressing neuroendocrine tumors (NETs), a rare cancer. Under the licensing agreement, Sanofi will be responsible for the global commercialization of AlphaMedix, while Orano Med will be responsible for the manufacturing of AlphaMedix through its global industrial platform currently under development. Under the terms of the agreement, RadioMedix and Orano Med received an upfront payment of €100 million and could receive up to €220 million based on sales milestones, as well as being eligible for tiered sales-based royalties.
•On December 20, 2024, Sanofi entered into an exclusive licensing agreement with Corxel Pharmaceuticals (CORXEL) to develop and commercialize aficamten in China, Hong Kong, Macao and Taiwan for the treatment of patients with obstructive and non-obstructive hypertrophic cardiomyopathy (HCM). Aficamten is an investigational, next-in-class selective small molecule cardiac myosin inhibitor discovered and developed globally by Cytokinetics. Sanofi will now acquire CORXEL’s rights relating to aficamten in China, Hong Kong, Macao and Taiwan for an undisclosed amount. Cytokinetics remains eligible to receive up to $150 million in development and commercial milestone payments from Sanofi as well as royalties in the low-to-
high teens on future sales of aficamten in China, Hong Kong, Macao and Taiwan. Cytokinetics is now also eligible to receive additional undisclosed payments in connection with the execution of the agreement between Sanofi and CORXEL.
The amount reported for commitments as of December 31, 2024 also includes commitments under agreements entered into by
Sanofi in prior years. The main such agreements are described below; for a full description of each agreement, refer to the Annual
Report on Form 20-F for the year in which the agreement was entered into.
The major agreements entered into by Sanofi in 2023 are described below:
•expanded collaboration with Scribe Therapeutics signed in September 2022, and an exclusive license agreement on CasX-
Editor(XE) genome editing technology associated with guide RNAs for multiple targets including sickle cell disease and other genomic diseases;
•agreement with Janssen Pharmaceuticals, Inc. (Janssen) to develop and commercialize a vaccine candidate against extra intestinal pathogenic strains of E. coli developed by Janssen. In February 2025, a scheduled review of the E.mbrace phase 3 study conducted by independent data monitoring committee (IDMC) determined that the vaccine candidate was not sufficiently effective at preventing invasive E. coli disease (IED) compared to placebo. As a result of the IDMC's determination, the E.mbrace study is being discontinued (see Note D.5.);
•collaboration agreement with Teva Pharmaceuticals to co-develop and co-commercialize TEV’574 (duvakitug), for which positive
Phase 2b clinical study results in patients with ulcerative colitis and Crohn’s disease were announced on December 17, 2024.

F-80	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In addition, by acquiring all of the outstanding shares of Provention Bio, Inc. on April 27, 2023 (see Note D.1.), Sanofi assumed commitments amounting to €946 million made by that company to various partners under collaboration agreements previously entered into.
The principal agreements entered into by Sanofi in earlier years are listed below:
•Exscientia (2022): an innovative license agreement and research collaboration to develop up to 15 novel small molecule candidates across oncology and immunology, leveraging Exscientia’s end-to-end AI-driven platform utilizing actual patient samples;
•ABL Bio (2022): a licensing and collaboration agreement for the development of ABL301, a bispecific antibody intended as a treatment for alpha-synucleinopathies;
•Adagene Inc., a company specializing in the discovery and development of antibody-based therapies (2022): collaboration and exclusive license agreement;
•Blackstone (2022): a strategic risk-sharing collaboration under which funds managed by Blackstone Life Sciences (BXLS) will contribute up to €300 million to accelerate the global pivotal studies and clinical development program for the subcutaneous formulation and delivery of the anti-CD38 antibody Sarclisa, to treat patients with multiple myeloma. That amount will be paid to Sanofi on the basis of development expenses incurred. In addition, Sanofi may pay royalties on future sales of this solution;
•IGM Biosciences Inc. (2022): an exclusive collaboration agreement to create, develop, manufacture and commercialize IgM antibody agonists against three oncology targets and three immunology/inflammation targets;
•Atomwise (2022): a collaboration agreement that will leverage Atomwise's ATOMNET platform to identify and synthesize up to five drug targets;
•Scribe Therapeutics (2022): a research collaboration to leverage Scribe's CRISPR by Design platform and to obtain a non-
exclusive license to CasX-Editor(XE) genome editing technology for multiple oncology targets;
•Insilico Medicine (2022): a strategic research collaboration to leverage Insilico Medicine’s AI platform, Pharma.AI, to advance drug development candidates for up to six new therapeutic targets;
•Innate Pharma SA (2022): an expanded collaboration, with Sanofi licensing a natural killer (NK) cell engager program targeting
B7-H3 from Innate’s ANKET (Antibody-based NK Cell Engager Therapeutics) platform;
•Kymera (2020): agreement to develop and commercialize protein degrader therapies targeting IRAK4 in patients with immune-inflammatory diseases;
•Nurix Therapeutics (2020): collaboration to develop novel targeted protein degradation therapies; and
•Denali Therapeutics Inc. (2018): collaboration agreement on the development of multiple molecules with the potential to treat a range of systemic inflammatory diseases such as ulcerative colitis.
Sanofi did not discontinue any collaboration agreement that would have resulted in a significant reduction in commitments as of
December 31, 2024.
In addition, under the collaboration agreement with Regeneron on monoclonal antibodies (see Note C.1.), Sanofi is entitled to receive an additional share of quarterly profits (capped at 10% of Regeneron’s share of quarterly profits until March 31, 2022, and thereafter at 20%), until Regeneron has paid 50% of the cumulative development costs incurred by the parties to the alliance.
As of December 31, 2024 this represented total commitments received of €1.6 billion (versus €2.1 billion as of December 31, 2023), against cumulative development costs of €9.7 billion.
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
On February 27, 2017, Sanofi and Lonza announced a strategic partnership in the form of a joint venture (BioAtrium AG) to build and operate a large-scale mammalian cell culture facility for monoclonal antibody production in Visp, Switzerland. An initial investment of approximately €0.3 billion to finance construction of the facility, split 50/50 between the two partners, has now been made in full. In addition, Sanofi could pay BioAtrium AG in the region of €0.6 billion over the 2025-2031 period as its share of operating expenses and the cost of producing future batches.
In February 2014, pursuant to the “Pandemic Influenza Preparedness Framework for the sharing of influenza viruses and access to vaccines and other benefits” (still effective as of December 31, 2024), Sanofi Pasteur and the World Health Organization (WHO)
signed a bilateral “Standard Material Transfer Agreement” (SMTA 2). This agreement stipulates that Sanofi Pasteur will, during declared pandemic periods, (i) donate 7.5% of its real-time production of pandemic vaccines against any strain with potential to cause a pandemic, and (ii) reserve a further 7.5% of such production on affordable terms. The agreement cancels and replaces all preceding commitments to donate pandemic vaccines to the WHO.
Sanofi has also entered into power purchase agreements in furtherance of its sustainability strategy.

SANOFI FORM 20-F 2024	F-81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The characteristics of the principal power purchase agreements in place as of December 31, 2024 are summarized below:

Country	Type of Energy	Annual Volume	Start Date	Term	Type of Contract	Accounting Treatment
France	Solar	8 GWh	2025	20 years	PPA(a)	Own use procurement contract(b)
	Wind	46 GWh	2025	20 years
	Wind	29 GWh	2025	20 years
	Wind	21 GWh	2025	20 years
	Wind	32 GWh	2025	20 years
	Wind	22 GWh	2025	20 years
	Solar	6 GWh	2025	20 years
	Solar	6 GWh	2025	20 years
	Solar	7 GWh	2025	20 years
	Wind	21 GWh	2025	15 years
	Wind	40 GWh	2025	15 years
Germany	Wind	70 GWh	2025	18 years
Belgium	Wind	20 GWh	2026	15 years
(a)PPA (Power Purchase Agreement): long-term renewable energy contract resulting in physical supply of electricity at a predetermined fixed price for the entire duration of the contract.
(b)At the current stage of analysis with reference to IFRS 10 (Consolidated Financial Statements), IFRS 16 (Leases) and IFRS 9 (Financial Instruments),
Sanofi has concluded that it can apply the own use exception as permitted by paragraph 2.4 of IFRS 9.
These contracts help secure the objective of 100% electricity from renewable sources supply across all Sanofi operations by
2030.
D.21.2. Off balance sheet commitments relating to financing activities
Credit facilities
Undrawn credit facilities are as follows:

December 31, 2024		Expiry
(€ million)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
General-purpose credit facilities	8,000	—	4,000	—	4,000
As of December 31, 2024, total credit facilities amounted to €8,000 million (versus €8,000 million as of December 31, 2023 and €8,000 million as of December 31, 2022).
Guarantees
The table below shows the amount of guarantees given and received:

(€ million)	2024	2023	2022
Guarantees given:	4,298	3,936	3,815
•Guarantees provided to banks in connection with credit facilities	1,130	1,067	1,007
•Other guarantees given	3,168	2,869	2,808
Guarantees received	(1,288)	(1,272)	(1,229)
D.21.3. Off balance sheet commitments relating to asset acquisitions and divestments, and to changes in the scope of consolidation
As of December 31, 2024, Sanofi had received commitments amounting in aggregate to €0.5 billion in respect of (i) divestments of assets relating to transactions not yet finalized as of that date and (ii) contingent consideration arising under past agreements.
Off balance sheet commitments of a financing nature with associates and joint ventures are disclosed in Note D.6.
Off-balance sheet commitments relating to securities classified in the categories Equity instruments at fair value through other comprehensive income and Unquoted debt securities not meeting the definition of equity instruments are respectively disclosed in Notes D .7.1. and D.7.3..
The maximum amount of contingent consideration relating to business combinations is disclosed in Note D.18.

F-82	SANOFI FORM 20-F 2024

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
Long term provisions are disclosed in Note D.19. They include:
•provisions for product liability risks, litigation and other amount to €1,676 million in 2024. These provisions are mainly related to product liabilities, government investigations, competition law, regulatory claims, warranties in connection with certain contingent liabilities arising from business divestitures other than environmental matters and other claims;
•provisions for environmental risks and remediation amount to €474 million in 2024, the majority of which are related to contingencies that have arisen from business divestitures.
a) Products
Sanofi Pasteur Hepatitis B Vaccine Product Litigation
Since 1996, more than 180 lawsuits have been filed in various French civil courts against Sanofi Pasteur (a French subsidiary of
Sanofi) and/or Sanofi Pasteur MSD SNC (a joint venture company with Merck & Co., Inc. now terminated), for which past ongoing litigation is now managed by the originating party. In such lawsuits, the plaintiffs allege that they suffer from a variety of neurological disorders and autoimmune diseases, including multiple sclerosis and Guillain-Barré syndrome, as a result of receiving the hepatitis B vaccine.
In January 2018, the Appeal Court of Bordeaux found a causal link between hepatitis B vaccine and multiple sclerosis. In July
2019, the French Supreme Court (Cour de cassation) cancelled the judgment of the Appeal Court of Bordeaux and referred the case back to the Appeal Court of Toulouse. On March 30, 2022, the Appeal Court of Toulouse dismissed all the plaintiffs'
claims.
As of December 31, 2024, there were four ongoing lawsuits related to Sanofi Pasteur hepatitis B vaccine.
Taxotere Product Litigation in the US
A number of lawsuits have been filed against affiliates of Sanofi under US state law for personal injuries allegedly sustained in connection with the use of Taxotere. The actions are held in several jurisdictions around the country. In 2021, there were two bellwether trials as part of a federal multi-district litigation in the Eastern District of Louisiana both resulting in jury verdicts in
Sanofi's favor. Throughout 2024, Sanofi entered into a number of settlement agreements or agreements in principle with many plaintiffs’ firms encompassing nearly all the remaining cases. These agreements, still a work in progress, require the consent of the individual plaintiffs and will take some time to conclude, in order to ensure that certain threshold participation requirements are met. At the end of the settlement process, Sanofi expects approximately 100 plaintiffs to opt out of the settlement and litigation will continue.
It is not possible, at this stage, to assess with certainty the outcome of these lawsuits.

SANOFI FORM 20-F 2024	F-83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Zantac Litigation in the US
In September 2019, the US Food and Drug Administration (FDA) announced it was investigating the claims of an online pharmacy’s Citizen Petition that the medication Zantac (the brand name for ranitidine) used for stomach heartburn contains or can generate the chemical N-Nitrosodimethylamine (NDMA), an alleged human carcinogen. As a precautionary measure, Sanofi initiated a voluntary recall of branded over-the-counter Zantac in October 2019. Concurrent with the FDA investigation, multiple personal injury lawsuits and class actions alleging that Zantac causes various cancers and seeking damages for either alleged personal injuries or alleged economic injuries were filed. Federal court cases were coordinated into a Multi-Districts Litigation
(MDL) in the Southern District of Florida in February 2020.
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
Other cases are pending in various state courts. The majority of the state court plaintiffs have cases pending in Delaware, where a hearing on defendants’ Daubert motions to exclude plaintiffs’ experts took place in January 2024. In May 2024, the State of
Delaware court decided not to exclude plaintiffs’ experts from the cases. Sanofi has appealed this decision to the Delaware
Supreme Court which has granted review, and a decision is expected in June 2025. To date, there have been five trials against other defendants, but none against Sanofi as yet.
In March 2024, Sanofi reached agreement in principle with a number of plaintiffs’ lawyers to resolve Zantac personal injury cases pending against it in all US state courts outside of Delaware. This agreement would resolve approximately 75% of nearly 4,400 cases. The agreement requires the consent of individual plaintiffs and will take some time to conclude.
Overall, as of December 31, 2024, there were around 1,623 product liability “complaints” filed. These complaints encompass 24,922 individual product liability “plaintiffs” who have all filed against Sanofi. The vast majority of these plaintiffs participated in the MDL Court’s census registry program, allege cancers that the plaintiffs’ leadership decided not to designate and pursue in the MDL, and have since filed their complaints in state courts. Additional cases may be filed.
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
In November 2020, the Mayor and City Council of Baltimore filed a complaint against Sanofi, the previous marketing authorization holders for branded Zantac, generic manufacturers, and several retailers. The complaint alleges violations of the
Maryland Consumer Protection statute, public nuisance, and negligence. Trial in the case is scheduled for September 2026.
In January 2021, Sanofi had been served with the Center for Environmental Health’s Second Amended Complaint alleging
Proposition 65 violations. The case which was pending in California Superior Court in Alameda County was settled in 2024 and is now concluded.
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
Between 2021-2024, a total of 122 individual claims naming Sanofi Consumer Health Inc., Sanofi-Aventis Canada Inc., Sanofi
Pasteur Limited and Chattem (Canada) Inc. were filed in Ontario and British Columbia.
In May 2023, in the proceedings pending before the Supreme Court of British Columbia, the court dismissed the action, ruling that there is no scientific support for the plaintiffs' claims. The Superior Court of Quebec has stayed the corresponding proposed
Zantac class proceedings in Quebec until the result of the US Multi-District Litigation (MDL) appeal is announced or October 15,
2025 (whichever comes first).
It is not possible, at this stage, to assess with certainty the outcome of the remaining lawsuits.

F-84	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Talc Product Litigation in the US
Over the last few years, Sanofi affiliates have been named in product liability actions in the United States regarding the alleged presence of asbestos in talc products originating from past acquisitions. A certain number of these claims were also dismissed during that time. As of December 31, 2024, there were approximately 700 ongoing product liability actions. To date, no cases have proceeded to trial.
It is not possible, at this stage, to assess with certainty the outcome of these lawsuits.
Depakine Product Litigation in France
Civil proceedings
As of December 31, 2024, 79 families had brought a civil claim involving 133 people exposed in utero to sodium valproate against a
French affiliate of Sanofi seeking indemnification under French law for personal injuries allegedly suffered by children in connection with the use of sodium valproate (Depakine) by their mothers during pregnancy to treat their epilepsy. These actions are being held in several jurisdictions in France.
Forty lawsuits are in progress on the merits, the most advanced of which was tried at the level of the French Supreme Court, which in November 2019 issued a ruling sending the case before the Paris Appeal Court to rule on Sanofi’s argument on the compliance of the product with mandatory regulations, as well as on the question of defectiveness of the product and the assessment of damages. In January 2023, the Paris Appeal Court ordered a stay in the proceedings until the submission of the second expert opinion report as part of the criminal investigation (see below).
Seven first instance rulings on the merits were handed down in 2022 by the Judicial Tribunal of Nanterre. In three cases, the
Court declared the judicial expert report null and void and the Court dismissed one claim in another case.
Concerning three other cases relating to births that occurred between 2005 and 2009, the Court held, on the basis of a non-
fault liability, that Sanofi was liable in light of the wording of the patient information leaflet. Provisional compensation amounts were set in the range of €0.1 million to €0.5 million. To date, four first instance cases have ruled in favour of plaintiffs and two first instance rulings excluded Sanofi’s liability.
All the judgments have been appealed and are still pending.
In the class action lawsuit filed in May 2017 by the APESAC (Association des Parents d’Enfants souffrant du Syndrome de l’Anti-
Convulsivant) against the French affiliate, the Judicial Tribunal of Paris ruled on January 5, 2022 that a class is admissible, retaining Sanofi’s liability between 1984 and January 2006 for malformations and between 2001 and January 2006 for neuro-
developmental disorders (NDD). This decision is based on the conclusions of a criminal expert report within the frame of ongoing criminal proceedings, for which the Chambre de l’Instruction of the Appeal Court of Paris had ordered a counter-expertise
(see below). The APESAC, Sanofi and its insurers appealed the Judicial Tribunal of Paris’ ruling related to the class action.
On July 21, 2021, the Judicial Tribunal of Créteil (France) dismissed a claim for damages brought against Sanofi regarding a child born in 1995. The Judicial Tribunal considered that the risk of occurrence of NDD in children born to a mother exposed to sodium valproate during pregnancy was not demonstrated by the state of scientific knowledge at the time of her pregnancy. This decision was appealed and the proceeding is now pending before the Appeal Court of Paris, which had ordered a stay in the proceeding until the end of the criminal investigation.
Several questions on the Product Liability Directive have been referred to the Court of Justice of the European Union (CJEU),
which will have an impact on the pending Depakine cases. A ruling from the CJEU is expected between September and
December 2025.
Since July 2020, a collective redress has been filed against the French affiliate representing as of December 2024 approximately
76 families (with 288 claimants including 111 people exposed in utero), seeking indemnification for a prejudice of anxiety. In August
2024, the court denied Sanofi’s request related to the stay of proceeding pending the CJEU ruling and rejected Sanofi's statute of limitation arguments. In September 2024, Sanofi filed an appeal.
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

SANOFI FORM 20-F 2024	F-85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Public compensation scheme
In 2017, the French government set up a public compensation scheme to indemnify patients for damages suffered in connection with the prescription of sodium valproate and its derivatives. The scheme was further amended through the 2020 Finance Law, with notably the introduction of presumptions of failure to inform the mother since 1982 for malformations and since 1984 for
NDD. The scheme was amended again through the 2021 Finance Law in order to increase the maximum premium applicable in the event of refusal to make an offer (or making an insufficient offer) where this would be deemed unjustified by a court ruling.
The committee of the compensation scheme has issued several final opinions holding the French affiliate liable for damages either in full or in part along with the French State, and, in some cases, healthcare practitioners. The French affiliate disagreed with the committee’s conclusions and has accordingly not offered indemnification to the claimants who have received compensation from the ONIAM (Office National d’Indemnisation des Accidents Médicaux). The ONIAM is now seeking reimbursement from Sanofi, which has filed legal actions to oppose ONIAM’s payment orders.
Administrative Actions
In July 2020, March and June 2021, the Montreuil Administrative Court held the French State liable in five administrative proceedings initiated by families against the State. In March 2021, the Administrative Court did not find any failure to inform the mother regarding the risk of neurodevelopmental disorders for births in 1999 and in 2002, based on the state of scientific knowledge at the time. However, regarding the risk of malformations, liabilities were retained against the State, the healthcare professionals and Sanofi, notably for discrepancy between the SmPC (Summary of the Product Characteristics) and the patient leaflet. In other cases involving births in 2005-2008, the State was held liable both for malformations and neurodevelopmental disorders but partially exonerated, taking into account the roles of healthcare practitioners and Sanofi. Given that the French affiliate was not a party to these administrative proceedings, its arguments (including several requests from the French affiliate to the Health Authorities to reinforce warnings to healthcare professionals and patients in relation to Depakine) were not considered. All rulings were appealed by the claimants. Sanofi has filed requests for voluntary intervention in these proceedings to present its arguments before the Administrative Court of Appeal, which has been granted for some of them. In one proceeding, the claimants decided to withdraw their claims. In January 2025, the Paris Administrative Court of Appeal handed down five rulings. In cases concerning births in 2006 onwards, the Court retained the State’s liability and no fault from Sanofi due to the reiterated variation requests of the medicine’s information documents. In a case concerning births in 1999 and 2002, the
Court retained the State’s liability with a 50% liability retained for Sanofi.
It is not possible, at this stage, to make a reliable assessment of the outcome of these cases.
Depakine Product Litigation in other EU countries, in the UK and Switzerland
In Switzerland, eleven families have filed a civil claim for damages concerning seventeen people exposed in utero. Some of them also involve the claimants’ physicians. In November 2022, one action was declared time-barred by the judge. The claimant appealed this court decision on the merit. In November 2024, the court confirmed the first instance judgment. The claimant appealed against this court decision to the Federal Tribunal (last Instance).
In Spain, there are seven ongoing actions relating to fifteen children. In March 2022, in one trial, the Court ordered Sanofi to indemnify four patients. Sanofi appealed this decision. In January 2023, in another trial filed by one patient, the Appeal Court confirmed the first instance's decision and dismissed the claim. As of December 2024, two actions are pending in front of the
Supreme Court and five are at the first instance stage.
In Belgium, there are two civil proceedings (currently on hold) and a criminal complaint against X and against Sanofi. In the criminal complaint, the court ruled in September 2024 that the action was time-barred. Claimants have appealed.
In Ireland, there are two cases in Pre-Action stage and two civil claims ongoing.
In the United Kingdom, there is one case in the Pre-Action stage in Great Britain and one civil claim ongoing in Northern Ireland.
It is not possible, at this stage, to assess reliably the outcome of these cases.
Dengvaxia (Philippines)
From early 2018 up to present date, several claims have been filed in the Philippines by parents of deceased children whose deaths were allegedly due to vaccination with Dengvaxia. In early March 2019 and in 2020 and 2022, the Philippine Department
of Justice (DOJ) prosecution panel announced it had found probable cause to indict several Sanofi employees/former employees and former Government officials for “reckless imprudence” resulting in homicides. Since then, several criminal actions have been filed in court as a result of this finding and are pending at various stages of the legal procedure. Petitions for Review to the DOJ
Secretary have been filed and the said petitions remain pending. Meanwhile, the majority of the respondents have challenged the jurisdiction of the lower court where the first eight cases had been assigned and this issue was filed with the Supreme Court.
There are several claims that have not yet been filed in any court despite resolutions by the DOJ that there is probable cause.
In July 2024, the Court dismissed the first eight criminal cases, ruling the prosecution failed to establish the elements of “reckless imprudence” resulting in homicide. Remaining cases are still pending at various stages.

F-86	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
At the request of the parties, in June 2021 the Court ordered that the action be stayed in view of the lower court’s decision in
March in the Apotex vs. Lilly case. In the Lilly case, the Court dismissed Apotex’s Statute of Monopolies claim by way of summary judgment. In April 2023, the Canadian Supreme Court denied Apotex’s application for leave to appeal in the Lilly case and based on the Supreme Court decision, Apotex’s claim no longer has any basis. On February 6, 2025, Apotex formally discontinued the case against Sanofi. Sanofi continues to pursue recovery of appropriate costs.
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
On November 4, 2022, the US Supreme Court granted Amgen’s petition for review. In May 2023, the Supreme Court issued a unanimous decision in favor of Sanofi and Regeneron regarding the patent infringement actions filed in 2014 by Amgen relating to Sanofi and Regeneron’s Praluent product. Sanofi is in the process of seeking certain legal costs from Amgen, which is pending before the District of Delaware Court.
Praluent (alirocumab)-related Amgen Patent Litigation in Europe
In June 2023, Amgen filed an action for infringement of EP 3 666 797 against Sanofi and Regeneron concerning Praluent in the
Munich Local Division of the Unified Patent Court. Amgen seeks a permanent injunction and unspecified damages and compensation from March 1, 2023. In June 2023, Sanofi filed a revocation action attacking the validity of EP 3 666 797 in the
Munich Central Division of the Unified Patent Court. In this action, a decision on the Amgen patent’s validity was issued in July
2024, revoking Amgen’s patent, hence supporting Sanofi’s position. Amgen has appealed this decision, and the appeal is underway. Amgen’s action for infringement in the Munich Local Division of the Unified Patent Court is suspended pending this appeal.
Sanofi and Regeneron have also attacked the validity of the same EP 3 666 797 patent at the European Patent Office. These proceedings are ongoing and a first instance oral hearing at the Opposition Division of the European Patent Office is scheduled in
March-April 2025.
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
In June 2023, the Full Court of the Federal Court of Australia unanimously dismissed the Commonwealth’s appeal following its application seeking payment of damages from Sanofi/BMS related to the preliminary injunction. On July 24, 2023, the Commonwealth filed an application for special leave to appeal to the High Court of Australia, which was granted on December 18, 2023. On December 11, 2024, the High Court of Australia dismissed the appeal from the June 2023 decision of the Full Court of the Federal Court of Australia. The only outstanding issue in this matter is the enforcement of the costs order.

SANOFI FORM 20-F 2024	F-87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
In February 2021, the Court issued its decision, imposing penalties in the total amount of $834 million against both Sanofi and
Bristol Myers Squibb (BMS), with $417 million being apportioned to each company. In June 2021, Sanofi and BMS appealed this judgment. The appeal was transferred directly to the Hawaii Supreme Court. In March 2023, the Hawaii Supreme Court
vacated the judgment and ordered a new trial. A second trial was concluded in October 2023 and in 2024 a judgment was rendered against the defendants for $916 million ($458 million against Sanofi). Sanofi and BMS have appealed this decision to the
Hawaii Supreme Court.
Plavix (clopidogrel)-related litigation in France
In France, in the claim concerning allegations that Sanofi’s communication and promotional practices inhibited the entry on the market of generics of clopidogrel (the active ingredient of Plavix), the French Antitrust Authority issued its decision on May 14, 2013, imposing on Sanofi a fine of €40.6 million. This decision was confirmed by the Supreme Court (Cour de cassation) in 2016. As a consequence of the May 2013 ruling, claims were filed by Sandoz and by Teva in 2014 before the
Commercial Court of Paris for compensation of their alleged damages: loss of margin and other ancillary damages. In June and
November 2016 respectively, settlement agreements were entered into with Sandoz and Teva. Consequently, they subsequently withdrew their civil claims, jointly and severally. In September 2017, Sanofi and its French affiliate received a summons before the Paris Commercial Court from the French Caisse Nationale d’Assurance Maladie – CNAM (French Social Security)
claiming €115.8 million for their alleged damages. On October 1, 2019, the Paris Commercial Court dismissed the CNAM’s action as time barred. On February 9, 2022, the Paris Court of Appeals overturned the Paris Commercial Court's ruling, finding the CNAM’s action as not time-barred and designated an expert to determine the amount of damages. The expert report was issued in
March 2024. A judgment is expected in 2025.
340B Drug Pricing Program in the United States
Sanofi is currently involved in several matters relating to the 340B program in the US (a federal program that requires drug manufacturers to supply certain products to certain “covered entities” at reduced prices). In 2021, Sanofi filed a lawsuit against the Department of Health and Human Services (HHS), the Health Resources and Services Administration (HRSA), and certain of their administrators in the US District Court for the District of New Jersey challenging (i) HHS’s December 2020 Advisory
Opinion (AO) stating that drug manufacturers are legally obligated to deliver discounts under the 340B program to an unlimited number of contract pharmacies; (ii) HHS’s December 2020 Administrative Dispute Resolution (ADR) Rule; and
(iii) HRSA’s May 2021 letter to Sanofi concluding that Sanofi’s 340B integrity initiative (under which Sanofi collects limited, de-
identified, claims data on 340B-priced drugs dispensed by contract pharmacies) violates section 340B and that Sanofi has therefore “overcharged” certain covered entities. The court issued its opinion in November 2021, upholding HRSA’s conclusion in the May 2021 letter, but did not impose any fines, penalties or refund obligations against Sanofi for any “overcharges”. The court also rejected Sanofi’s challenge to the ADR Rule and dismissed its challenge to the AO as moot. Sanofi appealed the court’s decision to the Third Circuit Court of Appeals (Third Circuit) and the government filed a cross-appeal.
In January 2023, the Third Circuit held that Sanofi’s restrictions on delivery to contract pharmacies do not violate
Section 340B. It also enjoined HHS from enforcing against Sanofi its reading of Section 340B in the AO and the May 2021 violation letter. As to Sanofi’s challenge to the 340B ADR rule, the Third Circuit held that HHS did not violate the Administrative
Procedure Act in promulgating the ADR Rule (HHS revised and finalized a new ADR rule in April 2024). The Third Circuit remanded the case back to the US District Court for the District of New Jersey (District Court) and on May 24, 2023, the
District Court issued an injunction and declaratory judgment consistent with the Third Circuit’s opinion. This ruling concluded the case as to Sanofi. On May 21, 2024, the District Court Circuit, in cases brought by Novartis and United Therapeutics, issued an opinion holding that Section 340B does not categorically prohibit manufacturers from imposing conditions on the distribution of covered drugs to covered entities. The Court further held that the conditions at issue in the case did not violate section 340B on their face and that the lower court had correctly set aside enforcement letters to Novartis and United
Therapeutics. On September 17, 2024, based on the District Court Circuit’s decision, the United States District Court for the
District of Columbia entered stipulated final judgments upholding contract pharmacy restrictions that Amgen, Boehringer
Ingelheim, Merck and UCB each placed in 2021. The rulings vacated letters that HRSA sent each drugmaker in 2021 or 2022 that declared their contract pharmacy restrictions illegal. A similar case, brought by Eli Lilly, remains pending in the Seventh
Circuit.
On May 31, 2024, Sanofi filed a lawsuit in the United States District Court for the District of Columbia against HHS and HRSA under the Freedom of Information Act (FOIA) seeking an order declaring that Sanofi is entitled to covered entities’ pharmacy contracts, requiring HRSA to produce the contracts and enjoining HRSA from withholding pharmacy contracts from Sanofi pursuant to its FOIA request. The government has produced certain documents since the filing of the lawsuit. The government responded to Sanofi’s complaint on August 2, 2024 and the parties completed summary judgment briefing on December 9, 2024.
In an effort to further mitigate 340B program fraud and abuse, in November 2024, Sanofi announced its intention to implement a
340B Credit Model, where Sanofi will provide credits to covered entities for the difference between the 340B price and the price initially paid by the covered entity to reflect the 340B discount.  On December 16, 2024, Sanofi filed a lawsuit against HHS, HRSA and their respective administrators, seeking a court order: (i) declaring that HHS’s letter informing Sanofi that its Credit Model violates 340B is unlawful and setting it aside; (ii) declaring that Sanofi’s Credit Model complies with Section 340B; and

F-88	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(iii) enjoining defendants from taking enforcement action against Sanofi relating to its Credit Model.  In January 2025, the court entered a scheduling order.  Several manufacturers (including Johnson & Johnson, Eli Lilly, Bristol Myers Squibb, and Novartis) as
well as information technology company Kalderos have filed similar lawsuits in the District Court for the District of Columbia.
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
In September 2023, the University of Washington Medical Center and Harborview Medical Center filed a petition for monetary and equitable relief against Sanofi before the ADR Panel. The petition alleges that Sanofi has violated Section 340B, by imposing data reporting requirements on “Covered Entities” that are authorized under that statute to receive discounts on certain prescription drugs and that in June 2023, Sanofi further restricted access to 340B discounted drugs. On August 14, 2024, HRSA informed petitioner that the petition was complete. Sanofi’s response was submitted on December 11, 2024.
Enforcement Proceedings and Investigations
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
In February 2021, the Vermont Attorney General issued a Civil Investigative Subpoena seeking certain information about Sanofi’s participation in the 340B program. Sanofi cooperated with this investigation, including producing documents to the Vermont
Attorney General’s office.
State Litigation
PhRMA and certain manufacturers have filed lawsuits challenging laws passed in certain states purporting to force manufacturers to provide 340B-pricing to contract pharmacies in their respective states. Those cases are in various stages of litigation. The most advanced of those cases, was brought by PhRMA challenging an Arkansas 340B law. In that case, the Eighth Circuit held on
March 12, 2024, that the Arkansas statute was not preempted by the federal 340B statute. On December 9, 2024, the Supreme
Court denied PhRMA’s petition for certiorari.
On July 23, 2024, Sanofi filed its own lawsuit challenging the Arkansas law. Sanofi seeks a declaratory judgment that the Arkansas law is preempted to the extent it requires Sanofi to deliver 340B-priced drugs to contract pharmacies that obtain title to those drugs in violation of federal law and to enjoin enforcement against Sanofi for its updated integrity initiative. This case is stayed pending resolution of a case filed by AstraZeneca challenging the Arkansas law. In the interim, Arkansas has agreed not to pursue enforcement action against Sanofi in connection with its updated integrity initiative.
In lawsuits filed by PhRMA and certain other manufacturers challenging a law passed by the State of West Virginia, the court granted plaintiffs a preliminary injunction enjoining the State from enforcing its contract pharmacy law and denying defendants’
motion to dismiss the PhRMA action. The State of West Virginia has appealed that decision to the Fourth Circuit.
Mosaic Health
In July 2021, Mosaic Health Inc. and Central Virginia Health Services (covered entities) filed a nationwide antitrust class action complaint against Sanofi and three other manufacturers in the United States District Court for the Western District of New York.
Plaintiffs allege that Sanofi and the other defendants conspired to eliminate favorable 340B pricing, particularly with respect to diabetes therapies. On September 2, 2022, the court granted Defendants’ motion to dismiss the complaint. On October 3, 2022, plaintiffs filed a motion for leave to file a second amended complaint, which the court denied on February 1, 2024. Plaintiffs filed an appeal.
Adventist Health System/West
In June 2023, Adventist Health System/West sued several drug manufacturing companies, including Sanofi-Aventis US LLC,
Sanofi US Services Inc. and Genzyme Corporation, alleging that the companies violated state and federal False Claims Acts through overcharging for 340B Program drugs in violation of federal “penny pricing” policy. The manufacturers jointly moved to dismiss, which was granted by the court in March 2024. Plaintiffs filed an appeal.
Preliminary investigation by the Parquet National Financier (PNF) in France
In November 2023, Sanofi learnt through the press of an ongoing preliminary investigation by the French financial prosecutor
(Parquet National Financier – PNF) started in March 2023 relating to allegations regarding Sanofi’s financial communication on the launch of Dupixent at the end of 2017. Sanofi considers these allegations as groundless and cooperated with the PNF to respond to the potential questions relating to the investigation. In 2024, the PNF decided to close the case with no further action.

SANOFI FORM 20-F 2024	F-89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d) Contingencies arising from certain mergers & acquisitions transactions
As a result of divestitures, Sanofi is subject to a number of ongoing contractual and legal obligations regarding the state of the sold businesses, their assets, and their liabilities, some of which may be subject to dispute.
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
Infraserv Hoechst Retained Liabilities
By the Asset Contribution Agreement dated December 19/20, 1996, as amended in 1997, Hoechst contributed all land, buildings, and related assets of the Hoechst site at Frankfurt Hoechst to Infraserv GmbH & Co. Hoechst KG. Infraserv Hoechst undertook to indemnify Hoechst against environmental liabilities at the Hoechst site and with respect to certain landfills. As consideration for the indemnification undertaking, Hoechst transferred to Infraserv Hoechst approximately €57 million to fund reserves. In 1997,
Hoechst also agreed it would reimburse current and future Infraserv Hoechst environmental expenses up to €143 million. As a former operator of the land and as a former user of the landfills, Hoechst may ultimately be liable for costs of remedial action in excess of this amount.
D.23. Provisions for discounts, rebates and sales returns
Adjustments between gross sales and net sales, as described in Note B.13., are recognized either as provisions or as reductions in accounts receivable, depending on their nature.
The table below shows movements in these items:

(€ million)		Government and State programs(a)	Managed care and GPO programs(b)	Chargeback incentives	Rebates and discounts	Sales returns	Other deductions	Total
Balance at January 1, 2022		2,596	931	303	1,425	610	34	5,899
Provision related to current period sales		6,744	3,246	4,147	7,244	578	182	22,141
Net change in provision related to prior period sales		(120)	(47)	(21)	(138)	(8)	19	(315)
Payments made		(6,824)	(3,208)	(4,093)	(6,809)	(599)	(166)	(21,699)
Currency translation differences		207	99	26	83	48	1	464
Balance at December 31, 2022	(c)	2,603	1,021	362	1,805	629	70	6,490
Changes in scope of consolidation		2	—	(1)	(6)	(2)	4	(3)
Provision related to current period sales		7,758	3,590	3,861	8,177	654	256	24,296
Net change in provision related to prior period sales		(74)	(12)	(9)	(58)	(25)	23	(155)
Payments made		(7,251)	(3,446)	(3,564)	(7,603)	(511)	(278)	(22,653)
Currency translation differences		(76)	(34)	(12)	(46)	(30)	(15)	(213)
Balance at December 31, 2023	(c)	2,962	1,119	637	2,269	715	60	7,762
Provision related to current period sales		5,401	3,961	3,093	9,758	595	482	23,290
Net change in provision related to prior period sales		(177)	(5)	(26)	(34)	(54)	14	(282)
Payments made		(5,599)	(3,882)	(3,336)	(9,678)	(491)	(496)	(23,482)
Currency translation differences		143	77	36	8	41	(2)	303
Opella reclassification(d)	(d)	(24)	—	(6)	(201)	(30)	(3)	(264)
Balance at December 31, 2024	(c)	2,706	1,270	398	2,122	776	56	7,328
(a)Primarily US government programs: Medicaid (€1,193 million in 2024, €1,421 million in 2023, €1,307 million in 2022) and Medicare (€722 million in 2024,
€1,099 million in 2023 and €775 million in 2022).
(b)Mainly rebates and other price reductions granted to healthcare authorities in the United States (including Managed Care: €1,097 million in 2024,
€1,028 million in 2023 and €934 million in 2022).
(c)Provisions related to US net sales amounted to €4,823 million as of December 31, 2024, €5,124 million as of December 31, 2023 and €4,270 million as of December 31, 2022.
(d)This line comprises provisions for discounts, rebates and sales returns related to Opella, reclassified as of December 31 ,2024 within Liabilities for assets held for sale in accordance with IFRS 5 (see Note D.1.).

F-90	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.24. Personnel costs
Total personnel costs (other than termination benefits, presented in Note D.27.) include the following items:

(€ million)	2024	2023	2022
Salaries	7,236	7,183	7,145
Social security charges (including defined-contribution pension plans)	2,189	2,100	2,098
Other employee benefits(a)	766	531	748
Total(b)	10,191	9,814	9,991
(a) Includes expenses related to share-based payments and defined-benefit plans.
(b) Includes personnel costs related to Opella of €886 million for 2024, €826 million for 2023, and €794 million for 2022.
The total number of registered employees was 84,587 as of December 31, 2024, compared with 87,994 as of December 31, 2023 and 91,573 as of December 31, 2022.
D.25. Other operating income
Other operating income totaled €1,089 million in 2024, versus €979 million in 2023 and €1,814 million in 2022.
Other operating income includes (i) gains from asset divestments, amounting to €539 million in 2024 (versus €484 million in 2023 and €481 million in 2022); and (ii) income from Sanofi’s pharmaceutical partners, amounting to €221 million in 2024
(including €166 million from Regeneron, see Note D.26. below and Note C.1.), compared with €285 million in 2023 (including €227 million from Regeneron), and €1,179 million in 2022.
Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of
Opella as a discontinued operation.
D.26. Other operating expenses
Other operating expenses totaled €4,382 million in 2024, compared with €3,443 million in 2023 and €2,523 million in 2022.
Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of
Opella as a discontinued operation.
For 2024, this line item includes €3,955 million of expenses related to Regeneron (see Note C.1.), compared with €3,206 million for 2023 and €2,378 million for 2022 (as shown in the table below):

(€ million)	2024	2023	2022
Income & expense related to sharing of (profits)/losses under the Monoclonal Antibody Alliance	(4,143)	(3,321)	(2,325)
Additional share of profit paid by Regeneron towards development costs(a)	833	668	434
Reimbursement to Regeneron of selling expenses incurred	(637)	(543)	(476)
Total - Monoclonal Antibody Alliance	(3,947)	(3,196)	(2,367)
Immuno-Oncology Alliance	—	—	16
Other (mainly Zaltrap and Libtayo)	158	217	1,120
Other operating income/(expenses), net related to Regeneron	(3,789)	(2,979)	(1,231)
of which amount presented in Other operating income (Note D.25.)	166	227	1,147
(a)As of December 31, 2024, the commitment received by Sanofi in respect of the additional profit share payable by Regeneron towards development costs amounted to €1.6 billion, compared with €2.1 billion as of December 31, 2023 (see Note D.21.).
Charges to provisions for litigation and environmental risks are also recorded within this line item.
D.27. Restructuring costs and similar items
Restructuring costs and similar items amounted to €1,396 million in 2024, €1,030 million in 2023 and €1,077 million in 2022, and were comprised of the following items:

(€ million)	2024	2023	(a)	2022	(a)
Employee-related expenses	963	404		471
Charges, gains or losses on assets(b)	4	273		261
Costs related to transformation programs	285	330		325
Other	144	23		20
Total	1,396	1,030		1,077
(a)Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.
(b)This line consists of impairment losses and accelerated depreciation charges related to site closures (including leased sites), and gains or losses on divestments of assets arising from reorganization decisions made by Sanofi.

SANOFI FORM 20-F 2024	F-91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Restructuring costs and similar items were €366 million higher in 2024 than 2023. For 2024, they mainly comprise costs relating to severance plans announced by Sanofi. For 2023, they included the impact of pension reform in France on future annuities under the rules of each severance plan. Restructuring costs and similar items also include the effects of Sanofi's ongoing transformation projects.
D.28. Other gains and losses, and litigation
Other gains and losses, and litigation for 2024 represent a charge of €470 million, mainly comprising a provision recognized in respect of the litigation related to Plavix (clopidogrel) in the US state of Hawaii (see Note D.22.)
For 2023, this line item represented a charge of €196 million related to major litigation.
For 2022, this line item represented a charge of €143 million, comprising the pre-tax loss arising on the deconsolidation of
EUROAPI (see Note D.1.3.) and costs related to major litigation.
Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of
Opella as a discontinued operation.
D.29. Financial expenses and income
An analysis of Financial expenses and Financial income is set forth below:

(€ million)	2024	2023	(a)	2022	(a)
Cost of debt(b)	(599)	(552)		(362)
Interest income(c)	413	527		239
Cost of net debt	(186)	(25)		(123)
Non-operating foreign exchange gains/(losses)	6	(2)		(3)
Unwinding of discounting of provisions(d)	(44)	(51)		(17)
Net interest cost related to employee benefits	(64)	(70)		(46)
Gains/(losses) on disposals of financial assets	—	(1)		1
Net interest expense on lease liabilities	(42)	(37)		(40)
Other(e)	(224)	(523)		3
Net financial income/(expenses)	(554)	(709)		(225)
comprising: Financial expenses	(1,073)	(1,293)		(430)
Financial income	519	584		205
(a)Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.
(b)Includes net gains/(losses) on interest rate and currency derivatives used to manage debt: €(45) million in 2024, €(67) million in 2023, €(11) million in
2022.
(c)Includes net gains on interest rate and currency derivatives used to manage cash and cash equivalents: €(25) million in 2024, €(13) million in 2023,
€68 million in 2022.
(d)Primarily on provisions for environmental risks, restructuring provisions, and provisions for product-related risks (see Note D.19.).
(e)Includes a financial expense of €291 million for the remeasurement of the liability recognized in the balance sheet for estimated future royalties on
Beyfortus sales in the US. In 2023, that expense amounted to €541 million, reflecting the successful launch of Beyfortus (see Note C.2.).
The impact of the ineffective portion of hedging relationships was immaterial in 2024, 2023 and 2022.
D.30. Income tax expense
Sanofi has elected for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the
United States.
The table below shows the allocation of income tax expense between current and deferred taxes:

(€ million)	2024	2023	(a)	2022	(a)
Current taxes	(2,152)	(2,251)		(2,631)
Deferred taxes	948	1,234		722
Total	(1,204)	(1,017)		(1,909)
Income before tax and investments accounted for using the equity method	6,698	6,251		9,937
(a) Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.

F-92	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The difference between the effective tax rate and the standard corporate income tax rate applicable in France is explained as follows:

(%)	2024	2023	(a)	2022	(a)
Standard tax rate applicable in France	25.8	25.8		25.8
Difference between the standard French tax rate and the rates applicable to Sanofi(b)	(13.3)	(15.3)		(6.9)
Revisions to tax exposures and settlements of tax disputes	2.8	3.1		(0.8)
Fair value remeasurement of contingent consideration		0.1		(0.2)
Other items(c)	2.7	2.6		1.3
Effective tax rate	18.0	16.3		19.2
(a)Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.
(b)The difference between the French tax rate and tax rates applicable to foreign subsidiaries reflects the fact that Sanofi has operations in many countries, most of which have lower tax rates than France. For the year ended December 31, 2024, this line includes a tax expense of €58 million, representing the estimated impact of Pillar Two based on Sanofi’s current understanding of Pillar Two rules.
(c)In determining the amount of the deferred tax liability for 2024, 2023 and 2022, Sanofi took into account changes in the ownership structure of certain subsidiaries.
For the periods presented, the amount of deferred tax assets recognized in profit or loss that were initially subject to impairment losses at the time of a business combination is immaterial.
D.31. Share of profit/loss from investments accounted for using the equity method
The line item Share of profit/(loss) from investments accounted for using the equity method showed net income of
€60 million in 2024 (after charging an impairment loss of €77 million on the equity-accounted investment in EUROAPI – see Note
D.6.), compared with a net loss of €136 million for 2023 and a net gain of €55 million for 2022.
Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of
Opella as a discontinued operation.
D.32. Net income attributable to non-controlling interests
The table below shows Net income attributable to non-controlling interests for the reporting periods presented:

(€ million)	2024	2023	2022
Share of net income attributable to non-controlling interests	58	36	113
Total	58	36	113
D.33. Related party transactions
The principal related parties are companies over which Sanofi has control or significant influence, joint ventures, key management personnel, and principal shareholders.
Sanofi has not entered into any material transactions with any key management personnel. Financial relations with Sanofi’s principal shareholders fall within the ordinary course of business and were immaterial in the years ended December 31, 2024,
2023 and 2022.
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
Key management personnel include corporate officers and the members of the Executive Committee (an average of 13 members in 2024, 10 in 2023 and 11 in 2022).
The table below shows, by type, the compensation paid to key management personnel:

(€ million)	2024	2023	2022
Short-term benefits(a)	37	36	31
Post-employment benefits	2	2	2
Share-based payment	21	8	19
Total recognized in profit or loss	60	46	52
(a)Compensation, employer’s social security contributions, directors’ compensation, and any termination benefits (net of reversals of termination benefit obligations).

SANOFI FORM 20-F 2024	F-93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the aggregate obligation as of December 31 for each period presented for individuals who hold or have held executive positions within Sanofi during that period.

(€ million)	2024	2023	2022
Aggregate top-up pension obligation in favor of certain corporate officers and of Executive Committee members	9	10	10
Aggregate termination benefits and lump-sum retirement benefits in favor of key management personnel	7	6	5
D.34. Revenue from contracts with customers
D.34.1. Analysis of net sales
The table below sets forth Sanofi’s net sales for the years ended December 31, 2024, 2023 and 2022:

(€ million)		Europe	United States	Other countries	2024	Europe	United States	Other countries	2023(a)	Europe	United States	Other countries	2022(a)
Total Group		9,027	19,986	12,068	41,081	8,816	17,262	11,739	37,817	8,490	16,986	12,175	37,651
Immunology
of which	Dupixent	1,618	9,544	1,910	13,072	1,224	8,145	1,346	10,715	940	6,346	1,006	8,292
Rare diseases
of which	ALTUVIIIO	—	617	65	682	—	155	4	159	—	—	—	—
	Nexviazyme	201	361	105	667	100	272	53	425	17	158	21	196
	Cablivi	93	136	20	249	98	112	17	227	94	110	7	211
	Xenpozyme	46	81	24	151	31	52	8	91	15	5	1	21
	Enjaymo	17	58	30	105	6	42	24	72	—	17	5	22
Neurology
of which	Aubagio	152	187	40	379	437	460	58	955	511	1,420	98	2,029
Oncology
of which	Sarclisa	134	200	137	471	111	165	105	381	88	127	79	294
Other medicines
of which	Rezurock	28	425	17	470	5	303	2	310	1	206	—	207
	Tzield	1	52	1	54	—	25	—	25	—	—	—	—
Industrial sales		520	1	2	523	528	4	19	551	580	17	11	608
Vaccines
of which	Influenza Vaccines	640	1,433	482	2,555	694	1,406	569	2,669	681	1,737	559	2,977
	Polio/Pertussis/ Hib Vaccines	497	679	1,565	2,741	477	721	1,568	2,766	479	787	1,594	2,860
	RSV vaccines (Beyfortus)	440	1,068	178	1,686	140	407	—	547	—	—	—	—
	Meningitis, travel and endemics vaccines	204	736	376	1,316	157	730	379	1,266	112	767	430	1,309

Of which total launches		960	2,998	577	4,535	491	1,533	213	2,237	215	623	113	951
(a)Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.

F-94	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.34.2. Other revenues

(€ million)	2024	2023(a)	2022(a)
VaxServe sales of non-Sanofi products	1,959	2,167	1,567
COVID-19 vaccine related revenues	—	509	257
Intragroup sales from continuing to discontinued operations (b)	163	188	208
Royalties	121	107	103
Other(c)	623	534	399
Total Biopharma Other revenues	2,866	3,505	2,534
Sales / Revenues from Opella products(d)	339	296	376
Total Other revenues	3,205	3,801	2,910
(a)Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.
(b)Revenues generated by legal entities within the scope of continuing operations from the manufacture of Opella products on behalf of legal entities within the scope of discontinued operations.
(c)This line mainly includes revenues received under agreements for Sanofi to provide manufacturing services to third parties.
(d)Consumer Healthcare activities that will not be transferred on the effective date of loss of control of Opella. These are primarily (i) hospital sales of
Opella products in China, the transfer of which will be finalized no earlier than 2028 after a transitional period required to complete the transfer plan agreed with Sanofi in the context of public tendering arrangements ; (ii) sales made by the dedicated entity Opella Russie, the equity interests in which will be retained by Sanofi. Sanofi will continue to distribute Opella products in Russian territory under the distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of this retained interest during the distribution agreement term ; and (iii) sales of the Gold Bond product range, which are continuing in the United States through the retained subsidiary Gold Bond LLC (holder of the associated worldwide property rights).
D.35. Segment information
Sanofi reports segment information for the Biopharma operating segment, further to the opening of exclusive negotiations between Sanofi and Clayton, Dubilier & Rice (CD&R) on October 21, 2024 with a view to selling an equity interest in Opella, which would lead to loss of control over Opella on the effective closing date, scheduled for the second quarter of 2025 at the earliest.
Prior to the opening of those exclusive negotiations, Opella (formerly Consumer Healthcare) was an operating segment of Sanofi.
As a result of the announcement of the Proposed Opella Transaction (as defined in Note D.1.1.2. Project to divest a controlling interest in Opella), as of the fourth quarter of 2024 Opella meets the criteria for a discontinued operation under IFRS 5 (see Note
B.7.), and the net income from this business is now presented separately within the line item Net income from discontinued
operations in the consolidated income statement. This presentation in a separate line item in the income statement applies to results of operations for the current period, and for the comparative periods presented. With effect from that date, Sanofi became a dedicated Biopharma company of which the performance, based on internal management reporting, is subject to regular review by the Chief Executive Officer, Sanofi's chief operating decision-maker.
The Biopharma operating segment comprises commercial operations and research, development and production activities relating to the Specialty Care, General Medicines and Vaccines franchises plus support and corporate functions, for all geographical territories. It also includes revenues generated by legal entities within the Biopharma segment (and included in the scope of continuing operations) from the manufacture of Consumer Healthcare products on behalf of legal entities within Opella;
those revenues are presented within Other Revenues in the income statement. The Biopharma operating segment also includes the the purchase price of Biopharma products manufactured by legal entities within the Opella scope.
The “Other” category comprises primarily, but not exclusively, Consumer Healthcare activities that will not be transferred on the effective date of loss of control of Opella. These are primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028 after a transitional period required to complete the transfer plan agreed with Sanofi in the context of public tendering arrangements ; (ii) sales made by the dedicated entity Opella Russie, the equity interests in which will be retained by Sanofi. Sanofi will continue to distribute Opella products in Russian territory under the distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of this retained interest during the distribution agreement term ; and (iii) sales of the Gold Bond product range, which are continuing in the United States through the retained subsidiary Gold Bond LLC (holder of the associated worldwide property rights).
Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of
Opella as a discontinued operation.

SANOFI FORM 20-F 2024	F-95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.35.1. Segment results
Sanofi reports segment results on the basis of “Business operating income”. This indicator is used internally by Sanofi’s chief operating decision maker to measure the performance of the operating segment and to allocate resources.
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
•the share of profits/losses from investments accounted for using the equity method is added, to the extent that this relates to joint ventures and associates with which Sanofi has a strategic alliance; and
•the portion of business operating income net of tax attributable to non-controlling interests is deducted; and
•net income attributable to non-controlling interests related to continuing operations and excluding the effects of the above reconciliation items, is deducted.
The table below shows Sanofi’s segment results for the years ended December 31, 2024, December 31, 2023 and December 31,
2022:

	2024
(€ million)	Biopharma			Other			Total
	2024	Change vs. 2023 on a reported basis (IFRS)	Change vs. 2023 at constant exchange rates (non- IFRS)	2024	Change vs. 2023 on a reported basis (IFRS)	Change vs. 2023 at constant exchange rates (non- IFRS)	2024	Change vs. 2023 on a reported basis (IFRS)	Change vs. 2023 at constant exchange rates (non- IFRS)
Net sales	41,081	8.6%	11.3%	—			41,081	8.6%	11.3%
Other revenues	2,866	(18.2%)	(16.3%)	339	14.5%	23.3%	3,205	(15.7%)	(13.3%)
Cost of sales	(12,973)	4.5%	5.7%	(222)	8.8%	20.1%	(13,195)	4.6%	6.0%
Research and development expenses	(7,393)	13.7%	14.6%	(1)	(50.0%)	(50.0%)	(7,394)	13.6%	14.6%
Selling and general expenses	(9,113)	2.9%	4.6%	(70)	(11.4%)	(3.8%)	(9,183)	2.8%	4.5%
Other operating income and expenses	(3,305)			12			(3,293)
Share of profit/(loss) from investments accounted for using the equity method	136			—			136
Net income attributable to non-controlling interests	(14)			—			(14)
Business operating income	11,285	1.2%	7.3%	58	152.2%	160.9%	11,343	1.5%	7.6%
As % of net sales	27.5%						27.6%

	2023(a)
(€ million)	Biopharma	Other	Total
Net sales	37,817	—	37,817
Other revenues	3,505	296	3,801
Cost of sales	(12,415)	(204)	(12,619)
Research and development expenses	(6,505)	(2)	(6,507)
Selling and general expenses	(8,854)	(79)	(8,933)
Other operating income and expenses	(2,476)	12	(2,464)
Share of profit/(loss) from investments accounted for using the equity method	101	—	101
Net income attributable to non-controlling interests	(18)	—	(18)
Business operating income	11,155	23	11,178
(a)Figures for the comparative period (2023) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.

F-96	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2022(a)(b)
(€ million)	Biopharma	Other	Total
Net sales	37,651	—	37,651
Other revenues	2,534	376	2,910
Cost of sales	(11,682)	(197)	(11,879)
Research and development expenses	(6,499)	(2)	(6,501)
Selling and general expenses	(8,536)	(203)	(8,739)
Other operating income and expenses	(764)	55	(709)
Share of profit/(loss) from investments accounted for using the equity method	76	—	76
Net income attributable to non-controlling interests	(16)	—	(16)
Business operating income	12,764	29	12,793
(a) Figures for the comparative period (2022) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.
(b) 2022 business operating income has been recast from the amount previously reported to include the one-time income of €952 million from the Libtayo transaction (€706 million net of tax).
The table below, presented in compliance with IFRS 8, shows a reconciliation between aggregated “Business operating income”
for the segment and Income before tax and investments accounted for using the equity method:

(€ million)	2024	2023(a)	2022(a)(h)
Business operating income	11,343	11,178	12,793
Share of profit/(loss) from investments accounted for using the equity method(b)	(136)	(101)	(76)
Net income attributable to non-controlling interests(c)	14	18	16
Amortization and impairment of intangible assets(d)	(1,997)	(2,807)	(1,375)
Fair value remeasurement of contingent consideration	(96)	(93)	27
Expenses arising from the impact of acquisitions on inventories(e)	(10)	(9)	(3)
Restructuring costs and similar items(f)	(1,396)	(1,030)	(1,077)
Other gains and losses, and litigation(g)	(470)	(196)	(143)
Operating income	7,252	6,960	10,162
Financial expenses	(1,073)	(1,293)	(430)
Financial income	519	584	205
Income before tax and investments accounted for using the equity method	6,698	6,251	9,937
(a)Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.
(b)Joint ventures and associates with which Sanofi has entered into a strategic alliance.
(c)Excludes (i) restructuring costs and (ii) other adjustments attributable to non-controlling interests.
(d)For 2024, this line includes a net impairment charge of €248 million mainly due to a recognition of impairment losses of €640 million against on various research and development projects – including a €239 million loss resulting from the decision taken in February 2025 to discontinue a phase 3 clinical study investigating of a vaccine candidate to prevent invasive E.coli disease - partially offset by impairment losses reversals, recognized in connection with the disposals of the ProXTen platform and Enjaymo, for €225 million and €167 million respectively. For 2023, this amount mainly comprises an impairment loss of €833 million, reflecting the impact of the strategic decision to de-prioritize certain R&D programs, in particular those related to the
NK Cell and ProXTen technology platforms. For 2022, this line includes a reversal of €2,154 million on Eloctate franchise products following FDA approval of ALTUVIIIO on February 22, 2023, partially offset by an impairment loss of €1,586 million on intangible assets relating to SAR444245 (non-
alpha interleukin-2).
(e)This line records the impact of the workdown of acquired inventories remeasured at fair value at the acquisition date.
(f) See note D.27.
(g)See note D.28.
(h) 2022 business operating income has been recast from the amount previously reported to include the one-time income of €952 million from the Libtayo transaction (€706 million net of tax).
D.35.2. Other segment information
Figures for comparative periods (2023 and 2022) have been re-presented on a consistent basis to reflect the classification of
Opella as a discontinued operation.
The tables below show the split by operating segment of (i) the carrying amount of investments accounted for using the equity method with which Sanofi has entered into a strategic alliance, (ii) acquisitions of property, plant and equipment, and
(iii) acquisitions of intangible assets.
The principal investments accounted for using the equity method in the Biopharma segment are the interests in MSP Vaccine
Company, and Infraserv GmbH & Co. Höchst KG (see Note D.6.).

SANOFI FORM 20-F 2024	F-97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions paid for during the period.

	Biopharma
(€ million)	2024	2023	2022
Investments accounted for using the equity method (a)	234	234	248
Acquisitions of property, plant and equipment	1,733	1,619	1,529
Acquisitions of other intangible assets	1,462	1,287	574
(a)Carrying amount at the end of the reporting period.
D.35.3. Information by geographical region
The geographical information on net sales provided below is based on the geographical location of the customer. In accordance with IFRS 8, the non-current assets reported below exclude right-of-use assets relating to leases as determined under IFRS 16, investments accounted for using the equity method, other non-current assets, non-current income tax assets, and deferred tax assets.

	2024
(€ million)	Total	Europe	of which France	United States	Other countries
Net sales	41,081	9,027	1,814	19,986	12,068
Non-current assets:
•property, plant and equipment owned	10,091	5,550	3,112	2,411	2,130
•goodwill	43,384	—	—	—	—
▪other intangible assets	22,629	3,307	—	18,711	611

(€ million)	2023
	Total	Europe	of which France	United States	Other countries
Net sales(a)	37,817	8,816	1,910	17,262	11,739
Non-current assets:
•property, plant and equipment owned	10,160	5,659	3,085	2,322	2,179
•goodwill	49,404	—	—	—	—
•other intangible assets	24,319	5,566	—	17,850	903
(a)Figures for 2023 have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.

(€ million)	2022
	Total	Europe	of which France	United States	Other countries
Net sales(a)	37,651	8,490	1,830	16,986	12,175
Non-current assets:
•property, plant and equipment owned	9,869	5,365	2,875	2,457	2,047
•goodwill	49,892	—	—	—	—
•other intangible assets	21,640	6,257	—	14,174	1,209
(a)Figures for 2022 have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
As stated in Note D.5., goodwill is not allocated by geographical region.
D.35.4. Disclosures about major customers
Sales generated by Sanofi with its biggest customers, in particular certain wholesalers in the United States, represented 34% of net sales in 2024. The three largest customers respectively accounted for approximately 15%, 11% and 8% of Sanofi's net sales in 2024 (13%, 10% and 8% in 2023; 13%, 9% and 8% in 2022).

F-98	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.36. Information related to Opella
In accordance with IFRS 5 (see Notes B.7. and D.1.), all assets of Opella and all liabilities directly related to those assets are classified as of December 31, 2024 within the line items Assets held for sale and Liabilities related to assets held for sale, respectively, in the consolidated balance sheet as of that date (see Note D.8.). An analysis of those line items is provided below:

(€ million)	2024
Assets
Property, plant and equipment owned	760
Right-of-use assets	116
Goodwill	7,255
Other intangible assets	2,928
Inventories	600
Accounts receivable	989
Other assets	841
Total assets held for sale	13,489
Liabilities
Llease liabilities	112
Non-current provisions and other non-current liabilities	204
Accounts payable	797
Current provisions and other current liabilities	570
Other liabilities	448
Total liabilities related to assets held for sale	2,131
In accordance with IFRS 5, the Opella held for sale asset group, and the related liabilities, have been measured at the lower of carrying amount and fair value less costs to sell. This valuation did not result in the recognition of any impairment.
The table below details the main items presented within Net income from discontinued operations:

(€ million)	2024	2023	2022
Net sales	5,031	4,884	4,781
Operating income	305	915	494
Income before tax and investments accounted for using the equity method	288	902	485
Income tax expense	(240)	(585)	(97)
Net income from discontinued operations (Opella)	64	338	401
Net income from the Opella discontinued operation was €274 million lower in 2024 than in 2023. This year-on-year change reflects in particular the acceleration in 2024 of the transformational project to create the standalone Opella entity - transaction costs incurred in 2024 in respect of the proposed Opella transfer - and changes in gains from asset divestments within the Opella scope between the two periods.
In addition, net income from the Opella discontinued operation for the year ended December 31, 2024 includes a net tax expense of €122 million relating to the tax cost of the legal restructuring of the Opella scope. For the year ended December 31, 2023, net income from the Opella discontinued operation includes a €365 million deferred tax liability recognized in respect of investments in consolidated entities in light of the proposed separation of the Opella business.
The table below presents basic and diluted earnings per share from discontinued operations (Opella, in accordance with IAS 33
(Earnings per Share):

(€ million)	2024	2023	2022
Net income from discontinued operations (Opella)	64	338	401
Average number of shares outstanding (million)	1,251.4	1,251.7	1,251.9
Average number of shares after dilution (million)	1,256.1	1,256.4	1,256.9
Basic earnings per share (in euros)	0.04	0.25	0.31
Diluted earnings per share (in euros)	0.04	0.25	0.31

SANOFI FORM 20-F 2024	F-99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Off balance sheet commitments relating to Opella operating activities break down as follows:

December 31, 2024		Payments due by period
(€ million)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Irrevocable purchase commitments	704	159	225	204	116
•given	705	160	225	204	116
•received	(1)	(1)
Research and development license agreements - commitments given	676	6	560	77	33
Total	1,380	165	785	281	149
E/ Principal accountants’ fees and services
PricewaterhouseCoopers Audit and Forvis Mazars SA served as independent auditors of Sanofi for the year ended December 31,
2024, and PricewaterhouseCoopers Audit and Ernst & Young in 2023. The table below shows fees charged by those firms and member firms of their networks to Sanofi and consolidated subsidiaries in the years ended December 31, 2024 and 2023.

	Forvis Mazars		PricewaterhouseCoopers				Ernst & Young
	2024		2024		2023		2023
(€ million)	Amount	%	Amount	%	Amount	%	Amount	%
Statutory audit of separate and consolidated financial statements(a)	11.5	93%	19.7	73%	14.7	72%	15.1	74%
Limited review of sustainability statement(b)	0.6	5%	1.0	4%	—	—%	—	—%
Services other than statutory audit(c)	0.2	2%	6.4	23%	5.8	28%	5.4	26%
Audit-related services(d)(e)	0.2		6.4		5.8		5.3
Tax	0.0		0.0		—		—
Other	—		—		—		0.1
Total	12.3	100%	27.1	100%	20.5	100%	20.5	100%
(a)Includes services provided by the independent auditors of the parent company and French subsidiaries: Forvis Mazars €4.8 million in 2024;
PricewaterhouseCoopers Audit €12.5 million in 2024, €8.3 million in 2023 and Ernst & Young €7.9 million in 2023.
(b)For SEC purposes, these Services are classified as Other.
(c)Services other than statutory audit provided by Forvis Mazars during 2024 comprised:
- assurance engagements, agreed-upon procedures, tax compliance work and technical consultancy.
Services other than statutory audit provided by PricewaterhouseCoopers during 2024 comprised:
- contractual audits, including on the combined financial statements of the Opella business;
- additional procedures to enable reports previously signed by the firm to be incorporated by reference; and
- assurance engagements, agreed-upon procedures, tax compliance work and technical consultancy.
(d)Includes services provided by the independent auditors of the parent company and French subsidiaries: Forvis Mazars: €0.1 million in 2024,;
PricewaterhouseCoopers Audit €3.5 million in 2024,€3.6 million in 2023 and Ernst & Young €5.2 million in 2023.
(e)Includes €0.5 million for services that can only be provided by the statutory auditors, such as comfort letters, attestation services required by regulation
(which qualify as audit fees under SEC rules).

F-100	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F/ List of principal companies included in the scope
of consolidation during 2024
F.1. Principal fully consolidated companies
The table below shows Sanofi’s principal subsidiaries and their country of incorporation:

Europe		Financial interest (%) as of December 31, 2024
Hoechst GmbH *	Germany	100.0
Sanofi-Aventis Deutschland GmbH	Germany	100.0
A. Nattermann & Cie GmbH	Germany	100.0
Sanofi-Aventis GmbH	Austria	100.0
Sanofi Belgium	Belgium	100.0
Ablynx NV	Belgium	100.0
Genzyme Flanders BV	Belgium	100.0
Sanofi A/S	Denmark	100.0
Sanofi-Aventis SA	Spain	100.0
Opella Healthcare Spain, SL	Spain	100.0
Sanofi Oy	Finland	100.0
Sanofi	France	100.0
Sanofi Winthrop Industrie *	France	100.0
Sanofi-Aventis Recherche & Développement	France	100.0
Sanofi-Aventis Groupe	France	100.0
Sanofi-Aventis Participations *	France	100.0
Sanofi Pasteur	France	100.0
Aventis Pharma SA	France	100.0
Aventis Agriculture	France	100.0
Sanofi Biotechnology *	France	100.0
Sanofi Pasteur NVL	France	100.0
Sanofi Pasteur Europe	France	100.0
Opella Healthcare	France	100.0
Sanofi Pasteur Merieux SAS	France	100.0
Opella Healthcare International SAS	France	100.0
Opella Healthcare France SAS	France	100.0
Opella Healthcare Group SAS	France	100.0
Genzyme Polyclonals SAS	France	100.0
Sanofi-Aventis AEBE	Greece	100.0
Sanofi-Aventis Private Co Ltd	Hungary	99.6
Chinoin Private Co Ltd	Hungary	99.6
Opella Healthcare Hungary Commercial KFT	Hungary	100.0
Opella Healthcare Hungary KFT	Hungary	100.0
Carraig Insurance DAC	Ireland	100.0
Genzyme Ireland Limited	Ireland	100.0
Sanofi-Aventis Ireland Ltd	Ireland	100.0
Sanofi-aventis Holdings (Ireland) Ltd	Ireland	100.0
Sanofi SRL	Italy	100.0
Opella Healthcare Italy SRL	Italy	100.0
Genzyme Global Sarl	Luxembourg	100.0
Genzyme Luxembourg Sarl	Luxembourg	100.0
Le Rock Re	Luxembourg	100.0
Sanofi-aventis Norge AS	Norway	100.0
Sanofi BV *	Netherlands	100.0
Sanofi Foreign Participations BV *	Netherlands	100.0

SANOFI FORM 20-F 2024	F-101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Europe		Financial interest (%) as of December 31, 2024
Opella Healthcare Participation BV	Netherlands	100.0
Sanofi-Aventis Sp zoo	Poland	100.0
Opella Healthcare Poland sp.ZOO	Poland	100.0
Sanofi Produtos Farmaceuticos Lda	Portugal	100.0
Sanofi sro	Czech Republic	100.0
Sanofi Romania SRL	Romania	100.0
Opella Healthcare Romania SRL	Romania	100.0
Sanofi-Aventis UK Holdings Limited	United Kingdom	100.0
Aventis Pharma Limited	United Kingdom	100.0
Sanofi-Synthelabo UK Ltd	United Kingdom	100.0
Aventis Pharma Holdings Ltd	United Kingdom	100.0
Opella Healthcare UK Limited	United Kingdom	100.0
AO Sanofi Russia	Russia	100.0
Opella Healthcare LLC	Russia	100.0
Sanofi AB	Sweden	100.0
Sanofi-Aventis (Suisse) SA	Switzerland	100.0
Genzyme Global Sarl Baar Intellectual Property Branch	Switzerland	100.0
Sanofi Ilac Sanayi ve Ticaret AS	Turkey	100.0
Sanofi Pasteur Asi Ticaret AS	Turkey	100.0
Opella Healthcare Tüketici Sağlığı Anonim Şirketi	Turkey	100.0
Sanofi Saglik Urunleri Limited Sirketi	Turkey	100.0

United States		Financial interest (%) as of December 31, 2024
Genzyme Therapeutic Products Limited Partnership	United States	100.0
Aventis Inc *	United States	100.0
Sanofi US Services Inc	United States	100.0
Sanofi-Aventis U.S. LLC	United States	100.0
Chattem, Inc	United States	100.0
Aventisub LLC	United States	100.0
Genzyme Corporation *	United States	100.0
Sanofi Pasteur Inc *	United States	100.0
VaxServe, Inc	United States	100.0
Bioverativ Inc	United States	100.0
Bioverativ U.S.LLC	United States	100.0
Bioverativ USA Inc	United States	100.0
Bioverativ Therapeutics Inc	United States	100.0
Principia Biopharma Inc	United States	100.0
Sanofi Ventures LLC	United States	100.0
Sanofi Bioverativ Holdings LLC	United States	100.0
RPR US Ltd	United States	100.0
Kadmon Pharmaceuticals LLC	United States	100.0
Kadmon Corporation, LLC	United States	100.0
Synthorx, Inc	United States	100.0
Provention Bio	United States	100.0
QRIB Intermediate Holding	United States	100.0
QRI	United States	100.0
Gold Bond Co LLC	United States	100.0
Chattem (GB) Holding	United States	100.0
Sanofi AATD, Inc	United States	100.0
Translate Bio, Inc	United States	100.0

F-102	SANOFI FORM 20-F 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other Countries		Financial interest (%) as of December 31, 2024
Sanofi-Aventis South Africa (Pty) Ltd	South Africa	100.0
Sanofi-Aventis Algérie	Algeria	100.0
Sanofi Arabia Trading Company Limited	Saudi Arabia	100.0
Sanofi-Aventis Argentina SA	Argentina	100.0
Opella Healthcare Argentina SAU	Argentina	100.0
Genzyme de Argentina SA	Argentina	100.0
Sanofi-Aventis Healthcare Pty Ltd	Australia	100.0
Sanofi-Aventis Australia Pty Ltd	Australia	100.0
Sanofi Medley Farmaceutica Ltda	Brazil	100.0
Opella Healthcare Brazil Ltda	Brazil	100.0
Sanofi-Aventis Canada Inc	Canada	100.0
Sanofi Pasteur Limited	Canada	100.0
Merieux Canada Holdings ULC (Canada)	Canada	100.0
Sanofi Vaccines Chile SA	Chile	100.0
Sanofi (Hangzhou) Pharmaceuticals Co Ltd	China	100.0
Opella Healthcare Shanghai LTD	China	100.0
Sanofi (China) Investment Co Ltd	China	100.0
Sanofi (Beijing) Pharmaceuticals Co Ltd	China	100.0
Sanofi (Jiangsu) Biologics Co Ltd	China	100.0
Shenzhen Sanofi pasteur Biological Products Co Ltd	China	100.0
Shanghai Rongheng Pharmaceutical Co Ltd	China	100.0
Opella Healthcare Colombia SAS	Colombia	100.0
Sanofi-Aventis de Colombia SA	Colombia	100.0
Sanofi-Aventis Korea Co Ltd	South Korea	100.0
Sanofi-Aventis Gulf FZE	United Arab Emirates	100.0
Sanofi Egypt	Egypt	99.8
Sanofi Hong-Kong Limited	Hong Kong	100.0
Sanofi India Limited	India	60.4
Sanofi Healthcare India Private Limited	India	99.9
Sanofi-Aventis Israël Ltd	Israel	100.0
Sanofi KK	Japan	100.0
SSP Co Ltd	Japan	100.0
Sanofi-Aventis (Malaysia) SDN BHD	Malaysia	100.0
Sanofi-Aventis Maroc	Morocco	100.0
Sanofi-Aventis de Mexico SA de CV	Mexico	100.0
Sanofi Pasteur SA de CV	Mexico	100.0
Azteca Vacunas SA de CV	Mexico	100.0
Sanofi-Aventis de Panama SA	Panama	100.0
Opella Healthcare Panama SA	Panama	100.0
sanofi-aventis Puerto Rico Inc	Puerto Rico	100.0
Sanofi-Aventis Philippines Inc	Philippines	100.0
Opella Healthcare Philippines Inc	Philippines	100.0
Sanofi-Aventis Singapore Pte Ltd *	Singapore	100.0
Aventis Pharma (Manufacturing) Pte Ltd	Singapore	100.0
Sanofi Manufacturing Pte Ltd	Singapore	100.0
Sanofi Taiwan Co Ltd	Taiwan	100.0
Sanofi-Aventis (Thailand) Ltd	Thailand	100.0
Sanofi-Aventis de Venezuela SA	Venezuela	100.0
Sanofi-aventis Vietnam Company Limited	Vietnam	100.0
Sanofi Vietnam Shareholding Company Limited	Vietnam	85.0
* Main significant subsidiaries as of December 31, 2024.

SANOFI FORM 20-F 2024	F-103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F.2. Principal investments accounted for using the equity method

		Financial interest (%) as of December 31, 2024
Haleon US, LP	United States	11.7
Infraserv GmbH & Co. Höchst KG	Germany	31.2
Maphar	Morocco	48.3
MCM Vaccine BV	Netherlands	50.0
MSP Vaccine Company (formerly MCM company)	United States	50.0
EUROAPI	France	29.6
G/ Event subsequent to December 31, 2024
During the meeting of the Board of Directors on January 29, 2025, the Board authorized Sanofi to repurchase the Company's shares, for an amount not exceeding €5 billion, under the terms and conditions set by the General Meeting of April 30, 2024 in its
19th resolution.
As part of this authorization, Sanofi entered into a share buyback agreement with its historical shareholder L'Oréal on February 2,
2025 for the acquisition of 2.34% of its share capital, or the equivalent of 29,556,650 shares, for a total amount of approximately
€3 billion, representing a price of €101.50 per share. The conclusion of this agreement was approved by the Board of Directors on the same day prior to the signing of said agreement and in accordance with the procedure of Articles L. 225-38 et seq. of the
French Commercial Code. In addition, on February 6, 2025, Sanofi entered into a mandate with an investment services provider to repurchase its own shares for a maximum amount of €2 billion, between February 7, 2025 and December 31, 2025 at the latest.

F-104	SANOFI FORM 20-F 2024

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

SANOFI FORM 20-F 2024	F-105

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

F-106	SANOFI FORM 20-F 2024

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

English translation and language consultancy: Stephen Reynolds & Jane Lambert.
Photo credits: Front cover: Karine Roblot, Vaccine Formulation Technician, France © Simon Buxton - p.96: © Legrand - p. 103: © Yann Audic
- p. 104: © Jean Chiscano - p. 105: © Alain Buu - p. 106: @ Label image , 24 rue Gambetta, 78800 Houilles - p. 107: © GE China - p. 108: ©
Christel Sasso/Capa Pictures - p. 109: © Lisbeth Holten, Denmark – p. 110: @ Yann Audic - p. 111: Christel Sasso/Capa Pictures - p. 112: ©
Julien Lutt/Capa Pictures - p. 113: © Julien Mignot - p. 114: © Marie Etchegoyen/Capa Pictures - p. 115: © DR - p. 116: © Nan Friedman/PS
Studio - p. 117: © Julien Lutt/Capa Pictures - p. 118: © Oscar Timmers/Capa Pictures – p. 119: © Jennifer Altman/Capa Pictures.

sanofi

www.sanofi.com

46 Avenue de la Grande Armée
75017 Paris