Form 20-F
period 2025-12-31
Sanofi
filed 2026-02-17
CIK 1121404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025 was:
Ordinary shares: 1,219,427,096
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

Presentation of financial
and other information
The consolidated financial statements contained in this annual report on Form 20-F have been prepared in accordance with
International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with
IFRS as endorsed by the European Union (EU), as of December 31, 2025.
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
As of the date of this annual report on Form 20-F, all commercial trademarks mentioned here are protected, and are trademarks of Sanofi and/or its subsidiaries, with the exception of:
•trademarks used or that may be or have been used under license by Sanofi and/or its affiliates;
•trademarks sold by Sanofi and/or its affiliates to a third party; and
•other third party trademarks.
Not all trademarks related to products under development have been authorized as of the date of this annual report by the relevant health authorities.
The data relating to market shares and ranking information for medicines and vaccines, in particular as presented in “Item 4. Information on the Company — B. Business Overview — B.5. Markets — B.5.1. Marketing and distribution,” are based primarily on sales data excluding vaccines and in constant euros (unless otherwise indicated) on a September 2025 moving annual total (MAT) basis. The data are primarily from an IQVIA local sales audit, supplemented by country-specific sources.
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
Words such as “believe,” “anticipate,” “can,” “contemplate,” “could,” “plan,” “expect,” “intend,” “is designed to,” “may,” “might,”
“potential,” “objective,” "attempt," “target,” “estimate,” “project,” "strategy," "strive," "desire," “predict,” “forecast,” “ambition,”
“guideline,” "seek," “should,” “will,” "goal," or the negative of these and similar expressions are intended to identify forward-
looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent, known and unknown risks, uncertainties and assumptions associated with, for example, the regulatory, economic, financial and competitive environment, including authorities’ decisions regarding whether and when to approve a product candidate, political pressure in the United States to mandate lower drug prices including “most favored nation” pricing for State Medicaid programs, and other factors that could cause actual future results to differ materially from those expressed or implied in the forward-looking statements.
These risks, uncertainties and assumptions include risk factors, which could also affect future results and cause actual results to differ materially from those contained in any forward-looking statements, and which include those discussed under “Item 3. Key
Information — D. Risk Factors.” Additional risks that are unknown at this time or that are currently considered immaterial by the
Group, may have the same unfavorable effect and investors may lose all or part of their investment.
As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. Moreover, forward-looking statements speak only as of the date they are made. Other than required by law, we do not undertake any obligation to update them in light of new information, future developments or otherwise, except as required by law. These forward-looking statements are based upon information, assumptions and estimates available to us as of the date of this annual report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements contained herein.
You should read this annual report and the documents that we reference in this annual report and have filed as exhibits completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these statements.
Abbreviations
Principal abbreviations used in the Annual Report on Form 20-F

ADR	American Depositary Receipt
ADS	American Depositary Share
AFEP	Association française des entreprises privées (French Association of Large Companies)
AI	Artificial Intelligence
AMF	Autorité des marchés financiers (the French market regulator)
ANDA	Abbreviated New Drug Application
BLA	Biologic License Application
BMS	Bristol-Myers Squibb
CEO	Chief Executive Officer
CER	Constant exchange rates
CGU	Cash generating unit
CHMP	Committee for Medicinal Products for Human Use
COPD	Chronic Obstructive Pulmonary Disease
COVALIS	Sanofi committee for internal occupational exposure limits (Comité des Valeurs Limites Internes Sanofi)
CSR	Corporate Social Responsibility
CVR	Contingent value right
EFPIA	European Federation of Pharmaceutical Industries and Associations
EMA	European Medicines Agency
ERT	Enzyme Replacement Therapy
EU	European Union
FCF	Free cash flow
FDA	US Food and Drug Administration
GAVI	Global Alliance for Vaccines and Immunisation
GBU	Global Business Unit
GenAI	Generative artificial intelligence
GERS	Groupement pour l'Élaboration et la Réalisation de Statistiques (French pharmaceutical industry statistics partnership)
GHG	Greenhouse gas
GLP-1	Glucagon-like peptide-1
GMP	Good manufacturing practices
Hib	Hemophilus influenzae type b
HSE	Health, Safety and Environment
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee

IFRS	International Financial Reporting Standards
IPV	Inactivated polio vaccine
IRA	US Inflation Reduction Act
ISIN	International Securities Identification Number
J-MHLW	Japanese Ministry of Health, Labor and Welfare
LoE	Loss of Exclusivity
LSD	Lysosomal storage disorder
MEDEF	Mouvement des entreprises de France (French business confederation)
MFN	Most Favored Nation (US)
mRNA	messenger RNA
MS	Multiple sclerosis
NASDAQ	National Association of Securities Dealers Automated Quotations
NDA	New Drug Application
NYSE	New York Stock Exchange
ODD	Orphan Drug Designation
OECD	Organisation for Economic Co-operation and Development
PBM	Pharmacy Benefit Manager
PhRMA	Pharmaceutical Research and Manufacturers of America
PMDA	Pharmaceuticals and Medical Devices Agency (Japan)
PTE	Patent Term Extension
QIV	Quadrivalent influenza vaccine
R&D	Research and development
RSV	Respiratory Syncytial Virus
SA	Société anonyme (French public limited corporation)
SEC	US Securities and Exchange Commission
SPC	Supplementary Protection Certificate
TRIBIO	Sanofi Committee for Biological Risk Prevention (Biosafety, Biosecurity, Biosurveillance)
TSR	Total shareholder return
UNICEF	United Nations Children’s Emergency Fund
US	United States of America
WHO	World Health Organization

[THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

SANOFI FORM 20-F 2025	1

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
Risks relating to legal and regulatory matters
Product liability claims could adversely affect our business, results of operations and financial condition
Product liability is a significant risk for any pharmaceutical company, given that liability claims relating to our industry are unforeseeable by nature. The evolving regulatory environment worldwide (the ever-more stringent regulatory requirements applicable to the pharmaceutical industry, plus more stringent data, quality, and supply obligations) clearly impacts our potential liability, and we may incur different liability claims to what we have handled in the past, in terms of their nature, scope, and level.
For a description of the regulatory environment in which we operate, refer to “Item 4. Information on the Company - B. Business
Overview - B.5.3. Regulatory framework.” Substantial damages have been awarded by some jurisdictions and/or settlements agreed – notably in the United States and other common law jurisdictions – against pharmaceutical companies based on claims for injuries allegedly caused using their products. Such claims can also lead to product recalls, withdrawals, or declining sales, and/or be accompanied by consumer fraud claims by customers, third-party payers seeking reimbursement of the cost of the product and/or other claims, including potential civil or criminal governmental actions.
We are currently defending several product liability claims (see Note D.22.a. to our consolidated financial statements included at
Item 18. of this annual report) notably with respect to Taxotere, Zantac, Talc products, and Depakine, and there can be no assurance that we will be successful in defending these claims, or that we will not face additional claims in the future.
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
This causes labeling to evolve over time following interactions with regulatory authorities, which may include restrictions of therapeutic indications, new contraindications, warnings, or precautions and occasionally even the suspension or withdrawal of a marketing authorization. Following any of these events, pharmaceutical companies can face significant product liability claims.
Furthermore, we commercialize several devices (some of which use new technologies) which, if they malfunction, could cause unexpected damage and lead to product liability claims (see also “ — Breaches of data security, disruptions of information technology systems and cyber threats could result in financial, legal, competitive, operational, business, or reputational harm”
below).

2	SANOFI FORM 20-F 2025

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
Product liability claims, regardless of their merits or the ultimate success of our defense, are costly, divert management’s attention, may harm our reputation, and can impact the demand for our medicines or vaccines and generate speculative news flows and/or rumors relating to such claims. Substantial product liability claims could materially adversely affect our business, results of operations and financial condition, and/or may have an impact on market perception of our company and negatively affect our stock price.
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
Notwithstanding these efforts, failure to comply with laws and regulations (including because of a business partner’s breach) may occur and could result in liabilities for us and/or our management.
Sanofi and certain of its subsidiaries could become the subject of investigations or proceedings by various government entities or could face audits and/or litigation, including allegations of corruption, claims related to employment matters, patent and intellectual property disputes, consumer law claims and/or competition law and tax audits. We are currently the target of several lawsuits relating to pricing and marketing practices (including, for example, “whistleblower” and 340B drug pricing program litigation in the United States), which we are vigorously defending. With respect to tax issues, the complexity of the fiscal environment is such that the ultimate resolution of any tax matter may result in payments that are greater or less than the provisions we have booked. See “Item 8. Financial Information — A. Information on Legal or Arbitration Proceedings” and
Note D.22. to our consolidated financial statements included at Item 18. of this annual report. In addition, responding to such investigations is costly and may divert management’s attention from our business.
Unfavorable outcomes in any of these matters, or in similar matters that may arise in the future, could preclude the commercialization of our medicines and vaccines, harm our reputation, negatively affect the profitability of existing medicines and vaccines and subject us to substantial fines, punitive damages, penalties and injunctive or administrative remedies, possible reputational harm, potential imposition of additional regulatory controls, monitoring or self-reporting obligations, or exclusion from government reimbursement programs or markets, all of which could have a material adverse effect on our business, results of operations or financial condition.
The unpredictability of these proceedings could lead Sanofi, after consideration of all relevant factors, to enter into settlement agreements to settle certain claims. Such settlements may involve significant monetary payments and/or potential criminal penalties, may include admissions of wrongdoing and may require entering into a Corporate Integrity Agreement (CIA), a
Deferred Prosecution Agreement or similar agreement (in the United States or elsewhere), agreements intended to regulate company behavior for a specified number of years.
Our business activities are subject to extensive and significant government legislation and regulations, compliance with which is often costly. Our business, results of operations and/or financial condition could be adversely affected if we fail to comply with them, obtain and maintain the required approvals, anticipate legal changes or developments and/or adapt to changes in applicable law
All aspects of our business, including research and development, manufacturing, marketing, reimbursement, pricing, and sales, are subject to extensive legislation and governmental regulation (see also "—Research, clinical development and regulatory approval processes present significant risks to our pipeline success and portfolio renewal" below).
Compliance with applicable legislation and regulations has been and may be costly, and such costs may increase in future. For example, post marketing regulatory requirements have increased the costs associated with maintaining marketing authorizations.
To monitor our compliance with applicable law, the FDA, EMA, WHO and comparable national agencies in other jurisdictions routinely conduct regulatory inspections of our facilities, distribution centers, commercial activities, and development centers
(including hospitals), the number of which will increase in the context of new product launches, and such agencies may identify potential deficiencies that we must adequately address. More generally, if we fail to adequately respond to regulatory inspection observations identified during an inspection or fail to comply with applicable regulatory requirements (including within the

SANOFI FORM 20-F 2025	3

PART I
ITEM 3. Key Information
targeted timeline), we could be subject to enforcement, remedial and/or other actions by the FDA (such as warning letter, injunction, seizure or cease and desist order), the EMA or other regulatory authorities, and we may also ultimately face potential supply continuity consequences. For example, in January 2025 the FDA issued an inspection-related warning letter related to certain GMP practices at our Framingham facility.
The evolving regulatory environment presents significant operational challenges across multiple jurisdictions. In the European
Union (EU) the increasing fragmentation of national law due to potentially inconsistent transposition of EU directives into EU member state national law may result in complex compliance burdens, delayed market access, and heightened operational costs across the environmental, data protection, and pharmaceutical domains, which would make operating in Europe more costly and slower than in other regions. Concurrently, the dynamic changes in the US regulatory and policy landscape coupled with institutional changes, including shifts in US vaccine policy, at regulatory agencies under the Department of Health and Human
Services (such as the Centers for Disease Control and Prevention and FDA) may lead to uncertainties with changing expectations from the authorities, including revisiting certain previous decisions approving medicines or vaccines. Significant changes in expectations, regulations and regulatory guidance could adversely impact our timelines for product approvals, regulatory processes and potentially our ability to bring critical medicines or vaccines to patients in a timely manner.
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
More broadly, government disruptions (including shutdowns, furloughed workers, reduced or frozen federal funding, the medium- and long-term impacts thereof, or the de-prioritization of essential regulatory functions such as marketing application reviews, facility inspections, safety monitoring, and routine health authority support) pose substantial risks to availability of governmental authorities and approval schedules, ultimately threatening timely patient access to essential medicines and vaccines across affected markets, which could have a material adverse effect on our business, results of operations or financial condition.
In addition, we have an obligation to monitor and report adverse events and safety signals. To comply with these duties, we must regularly train our employees and certain third parties (such as external sales forces and distributor employees) on regulatory matters, including on pharmacovigilance. If we fail to train these people, or fail to train them appropriately, or if they do not comply with regulatory and contractual requirements, we may be exposed to the risk that safety events are not reported, or not reported in a timely manner, in breach of our reporting obligations.
For information about risks related to changes (i) in proprietary rights rules and regulations, see “— We rely on our patents and other proprietary rights to provide exclusive rights to market certain of our medicines and vaccines. If such patents and other rights were limited, invalidated, or circumvented, our financial results could be adversely affected” below; and (ii) in environmental rules and regulations, see “—Management of the historical contamination related to our past industrial activities could adversely impact our results of operations and reputation” below.
In addition, changes in applicable laws and the costs of compliance with such laws and regulations could have an adverse effect on our business, results of operations and/or financial condition.
Changes in tax laws or regulations or their interpretation or exposures to additional tax liabilities around the world could negatively impact our operating results. Changes to tax laws or regulations may occur at any time, and any related expense or benefit recorded may be material to the fiscal quarter and year in which the law change is enacted or becomes effective. As a result of the 2024 presidential and legislative elections in the United States, changes to applicable laws and regulations that have been announced, proposed, and/or adopted, or could be made or expanded in the future, may result in new or expanded trade restrictions by the United States and/or other countries, including, but not limited to, tariffs or import taxes being applied to imported goods and services which could affect our operations and our exports into the United States. For example, the One Big
Beautiful Bill Act was signed into law on July 4, 2025 and made significant changes to US federal income tax laws, including, among other things, the reintroduction of immediate expensing of domestic research and development expenditures, the restoration of 100% bonus depreciation and changes to the limitation on business interest expense deductions. Other countries may implement trade restrictions and/or retaliatory measures as well. Any such trade restrictions or measures could affect our operations, our exports into the United States and other countries and/or our supply chains. Further significant modifications to tax legislation are also expected in some of the markets where we operate, such as France and the United States. All these elements could negatively impact our business, results or operations and/or financial condition.
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
We rely on our patents and other proprietary rights to provide exclusive rights to market certain of our medicines and vaccines. If such patents and other rights were limited, invalidated, or circumvented, our financial results could be adversely affected
Through patent and other proprietary rights, such as data exclusivity or supplementary protection certificates in Europe, we hold exclusivity rights for several of our research-based medicines and vaccines. However, the protection that we can obtain varies in its duration and scope. Furthermore, patents and other proprietary rights do not always provide effective protection for our

4	SANOFI FORM 20-F 2025

PART I
ITEM 3. Key Information
medicines and vaccines. We cannot be certain that we will obtain adequate patent protection for new medicines and vaccines and technologies in important markets or that such protections, once granted, will last as long as originally anticipated.
For example, governmental authorities are increasingly looking to facilitate generic and biosimilar competition for existing medicines and vaccines through new regulatory proposals intended to achieve, or resulting in, changes to the scope of patent or data exclusivity rights and using accelerated regulatory pathways for generic and biosimilar approvals. At the EU level, the proposed wide-ranging revision of the general pharmaceutical legislation may pose downside risks to innovation and competitiveness in Europe, primarily due to amendments to regulatory exclusivities, the reduction of intellectual property (IP)
protections, and a stricter incentives framework for orphan medicinal products (OMPs). Such regulatory proposals could adversely affect product exclusivity periods and otherwise make commercialization in the EU more burdensome.
Moreover, manufacturers of generics and biosimilars are increasingly seeking to challenge patent validity or coverage before the patents expire, and manufacturers of biosimilars or interchangeable versions of the medicines are seeking to have their version approved before the exclusivity period ends. Furthermore, in an infringement suit against a third party, we may not prevail, and the decision rendered may not conclude that our patent or other proprietary rights are valid, enforceable, or infringed. Our competitors may also avoid our patents. Even in cases where we ultimately prevail in an infringement claim, legal remedies available for harm caused to us by such third party's infringement may be inadequate to make us whole. Moreover, a successful result against a competing product for a given patent or in a specific country is not necessarily predictive of our future success against another competing product or in another country because of local variations in the patents and patent laws.
In addition, if we lose patent protection because of an adverse court decision or a settlement, we face the risk that government and private third-party payers and purchasers of medicines and vaccines may claim damages alleging they have over-reimbursed or overpaid for a drug.
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
In certain cases, to terminate or avoid patent litigation we or our collaboration partners may be required to obtain licenses from the holders of third-party intellectual property rights. Any payments under these licenses may reduce our profits from such medicines and vaccines and we may not be able to obtain these licenses on favorable terms or at all.
Third parties may also request a preliminary or permanent injunction in a country from a court of law to prevent us from marketing a medicine or vaccine if they consider that we infringe their patent rights in that country. For example, Sanofi is or was party to patent infringement proceedings in several countries initiated against us and Regeneron by Amgen Inc. relating to
Praluent in which Amgen Inc. requested injunctive relief (see Note D.22.b. to our consolidated financial statements included at
Item 18. of this annual report). If third parties obtain a preliminary or permanent injunction or if we fail to obtain a required license for a country where valid third-party intellectual property rights as confirmed by a court of law exist, or if we are unable to alter the design of our technology to fall outside the scope of third-party intellectual property rights, we may be unable to market some of our medicines and vaccines in certain countries, which may limit our profitability and have a negative impact on our financial results.
In addition, the pursuit of valid business opportunities may require us to challenge intellectual property rights held by others that we believe were improperly granted, including through negotiation and litigation, and such challenges may not always be successful. Third parties may claim that our medicines and vaccines infringe one or more patents owned or controlled by them.
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
We have increased the proportion of biological therapeutics in our pipeline relative to traditional small-molecule medicines.
Typically, the development, manufacture, sale, and distribution of biological therapeutics is complicated by third-party intellectual property rights (otherwise known as freedom to operate (FTO) issues), to a greater extent than for the small molecule therapeutics, because of the types of patents allowed by national patent offices. Further, our ability to successfully challenge third-party patent rights is dependent on the legal interpretation and case law of national courts. In addition, we expect to face increasing competition from biosimilars in the future. With regulatory pathways available in the United States and Europe for biosimilar drug approval, biosimilars can be a threat to the exclusivity of any biological therapeutics we sell or may market in the future and can pose the same issues as the small-molecule generic threat described above. If a biosimilar version of one of our medicines were to be approved, it could reduce our sales and/or profitability.
We currently hold trademark registrations and have trademark applications pending in many jurisdictions, any of which may be the subject of a governmental or third-party objection, which could prevent the maintenance or issuance of the trademark. As our medicines and vaccines mature, our reliance on our trademarks and trade dress to differentiate us from our competitors increases and, as a result, our business could be adversely affected if we are unable to prevent third parties from adopting, registering, or using trademarks and trade dress that infringe, dilute, or otherwise violate our rights.
If our patents and/or proprietary rights to our medicines and vaccines were limited or circumvented, our financial results could be adversely affected.

SANOFI FORM 20-F 2025	5

PART I
ITEM 3. Key Information
Failure to comply with data ethics and privacy regulations could adversely affect our business and reputation
We operate in an environment that relies on the collection, processing, analysis, and interpretation of large sets of patients’ and other individuals’ personal data, and the operation of our business requires data to flow freely across borders of numerous countries.
The legal and regulatory environment of data privacy is diversified, with regional legislation such as the General Data Protection
Regulation (GDPR) in Europe, the Personal Information Protection Law (PIPL) in China, and other significant privacy legislation, including the California Consumer Privacy Act (CCPA) in the United States. The regulatory landscape continues to evolve with increasingly fragmented requirements across jurisdictions, creating uncertainty and challenges to companies’ ability to put in place operational policies and procedures to comply with applicable rules and regulations. These changes could result in increased operational risk by limiting or preventing data transfer across borders, which may materially negatively impact our activities, such as our ability to share data when conducting clinical studies (see also “— Data sovereignty regulations could significantly impact Sanofi's global operations and strategic initiatives” below). Any breach of such regulations could also incur financial penalties and reputational harm.
Our increasing reliance on third-party partnerships and service providers introduces additional risks, as data breaches affecting these partners could have direct implications for our operations and reputation.
Furthermore, the increasing volume of data processed and advances in new technologies, such as artificial intelligence (AI), introduce new complexities in ensuring responsible data use, requiring sophisticated governance frameworks and specialized expertise to effectively manage these emerging technologies while maintaining compliance and ethical standards. Failure in our data governance and ethical use of personal data could affect our business and reputation. (see "— We may fail to develop or take advantage of digitalization and prioritizing data as an organizational asset" below).
Risks relating to our business
Research, clinical development and regulatory approval processes present significant risks to our pipeline success and portfolio renewal
Our future success is highly dependent on our pipeline of new products. Researching and developing new medicines or vaccines is a costly, lengthy, and highly uncertain process and we have faced and may in the future face setbacks or failures in connection with these and other aspects of our efforts to maintain or expand our pipeline of new products. To succeed in the highly competitive biopharmaceutical industry, we must commit substantial resources each year to research and develop new medicines and vaccines to compensate for decreasing sales of medicines or vaccines facing patent expiration and termination of regulatory data exclusivity, introduction of lower-priced generics and biosimilars, or competition from new launches by competitors that are perceived as being comparable or superior in efficacy or safety to our therapies. We must pursue both research and early-, mid- and late-stage development to achieve a sustainable and well-balanced portfolio. In 2025, we spent
€7,842 million on research and development, representing 18.0% of our net sales. As part of an update to our strategy, we announced in October 2023 our intent to increase our investment in research and development. Failure to invest with the appropriate balance in the right technology platforms, disease areas, medicine or vaccine classes, geographic markets, and licensing or acquisition opportunities could adversely impact the productivity of our internal pipeline. We may fail to improve our development productivity sufficiently to sustain our pipeline.
We are researching and developing medicines with several potential indications, intended to address unmet medical needs in markets with a low penetration of novel advanced therapies, or where no effective treatment is currently approved. We focus our
R&D strategy on medicines in immunology, rare diseases, neurology, and selectively in oncology. In 2021, Sanofi acquired
Translate Bio to accelerate the deployment of mRNA technology for the development of new vaccines, including for seasonal influenza, and beyond vaccines, medicines where there is a strong unmet medical need. However, mRNA technology is still in its early days and there can be no assurance that this technology will be able to produce strong results with an acceptable safety profile. (see also “— We may fail to successfully identify external business opportunities or realize the anticipated benefits from our strategic investments or divestments” below).
The competitive landscape includes a high level of uncertainty including because numerous companies are working on or may be evaluating similar targets to us. A medicine or vaccine considered as promising at the beginning of its development may become less so if (among other things) a competitor addressing the same unmet need reaches the market earlier.
Over these research and development cycles, usually spanning several years, there is a substantial risk at each stage of development that we will not achieve our goals of safety and/or efficacy and that we will decide to abandon a medicine or vaccine in which we have invested substantial amounts of money and human resources. There can be no assurance that any of our pipeline projects will be proven safe or effective or will receive marketing approval (see "Item 4. Information on the Company
— B.4. Global research & development").
Studies are increasingly designed with clinical endpoints of superiority, which means that failure to achieve those endpoints could damage the medicine or vaccine's outlook and our overall development program. For instance, in 2025 we discontinued further development on a vaccine candidate for extraintestinal pathogenic E. coli after indication of insufficient efficacy, and the SP0125 program for the prevention of respiratory syncytial virus-related disease in toddlers.
Interim results of our clinical trials do not necessarily predict final results, and product candidates believed to have performed satisfactorily in preclinical studies and early clinical trials can nonetheless fail or obtain mixed results at a later stage, or fail to obtain marketing approval. For instance, in May 2025, we announced mixed results for the itepekimab COPD (chronic obstructive pulmonary disease) Phase 3 studies.

6	SANOFI FORM 20-F 2025

PART I
ITEM 3. Key Information
Participants in clinical trials of our products and product candidates or individuals using drugs similar to our product candidates may suffer serious and unexpected adverse events or side effects that could delay or terminate clinical trial programs, require additional or longer trials to gain approval, or result in clinical holds imposed by regulatory authorities pending receipt of additional data.
We rely heavily on independent clinical investigators, contract research organizations (CROs), and other third-party service providers to assist us in managing, monitoring, and otherwise carrying out our clinical trials; co-development partners can also be involved. If our third-party service providers or co-development partners cannot adequately and timely fulfill their obligations to us, or if the quality and accuracy of our clinical trial data are compromised due to their failure to adhere to our protocols or regulatory requirements, or if they fail to meet deadlines, our development plans and regulatory reviews for marketing approvals may be delayed or terminated, which would harm our business and negatively impact our stock price.
Also we have faced and may in the future face difficulties in recruiting and enrolling patients for clinical trials.
Decisions concerning the studies to be carried out can have a significant impact on the marketing strategy for a given medicine or vaccine. Multiple in-depth studies, usually in Phase 4, can demonstrate that a medicine or vaccine has additional benefits, thereby facilitating the marketing, but such studies are expensive and time consuming and may delay the medicine or vaccine's submission to regulatory authorities for approval.
Obtaining a marketing authorization for a medicine or vaccine is a long and highly regulated process requiring us to present extensive documentation and data to the relevant regulatory authorities. The regulatory approval pathway for our product candidates may be uncertain, complex, expensive, and lengthy, and approval is never certain. Each regulatory authority may impose its own requirements that can evolve over time, and regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a clinical study. Also we may not be able to successfully address all the comments received from regulatory authorities. For instance, in December 2025, the FDA issued a complete response letter (CRL) on the new drug application for tolebrutinib to treat non-relapsing secondary progressive multiple sclerosis (nrSPMS) in adult patients. Each regulatory authority may also delay or decline granting approval regardless of whether a medicine or vaccine has already been approved in another country.
The FDA, EMA, or other regulatory authorities may disagree with our trial design, our interpretation of data from preclinical and clinical studies, or the conclusions reached from our data. Further, regulatory authorities may not accept or agree with our assumptions, estimates, calculations, or conclusions, or may interpret or weigh the importance of data differently, which may delay, limit, impede or prevent regulatory approval. Also we may be unable to establish clinically meaningful endpoints that regulatory authorities consider appropriate, which could delay, limit, impede or prevent advancement or marketing approval of our product candidates.
If the results of our clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with our product candidates, we may fail to obtain or face delay in obtaining marketing approval; the approval for indications or patient population may not be as broad as intended; the regulatory authorities may not accept the labeling claims that we believe would be desirable for successful commercialization; the approved labeling may include significant use or distribution restrictions or safety warnings, contraindications, or other limiting statements; and additional clinical trials may be required to support approval or we may be subject to additional post-marketing testing requirements. Regulatory authorities may also withdraw or suspend their approval of the drug or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy (REMS) plan. Anticipated and/or observed safety concerns from novel immunomodulatory therapies may require proactive and targeted risk mitigation to maintain positive benefit-risk for clinical trial participants and if mitigation efforts do not adequately mitigate such concerns could result in clinical holds, delays or termination of clinical trials, increased regulatory scrutiny, or an unfavorable reassessment of the benefit-risk profile including at the marketing approval stage, any of which could adversely affect our pipeline development and results of operations.
In addition, following (or in some cases in parallel with) the marketing authorization, a dossier is also submitted to governmental agencies and/or national or regional third-party payers for review. Health technology assessment bodies evaluate evidence on the value of the new medicine or vaccine, assess the medical need it serves, and provide recommendations on the corresponding appropriate reimbursement. Such analyses may require additional studies, including comparative studies, which may effectively delay marketing, change the population for which the new medicine or vaccine is intended, and add costs to the development.
Our continuous investments in our research and development pipeline, and in launches of newly registered molecules, could therefore result in increased costs without a proportionate increase in revenues, which would negatively affect our operating results and profitability.
Furthermore, there can be no assurance that all medicines or vaccines approved or launched will achieve commercial success.
Also product extensions or additional indications may not be approved, limiting our ability to maximize the commercial potential of existing medicines or vaccines.
Even after a medicine or vaccine reaches the market, certain developments following regulatory approval may reduce demand for them. In particular, results from clinical studies following approval (including studies undertaken as post-approval commitments) and information gathered through post-marketing surveillance, including relating to safety, efficacy or tolerability of pharmaceuticals in general, have the potential to raise concerns among some prescribers and patients, may change the benefit-risk assessment, may negatively affect the potential for commercialization, and may increase the risk of being required to withdraw a product from the market by regulatory authorities, including due to FDA approval withdrawal on an expedited basis, any of which could negatively affect sales or lead to increased volatility in market reaction.

SANOFI FORM 20-F 2025	7

PART I
ITEM 3. Key Information
The pricing and reimbursement of our medicines and vaccines are negatively affected by increasing cost containment pressures and major policy shifts
The commercial success of our products is negatively affected by escalating pricing and access pressures across all markets due, inter alia, to:
•Increasing price interdependency and international price referencing (IRP) pressure/shifts between countries:
–introduction of "most favored nation" (MFN) tying US reimbursement prices to a benchmark, comprising the G7 nations
(excluding the US) plus Denmark and Switzerland, giving rise to the potential for global rebalancing of drug prices between the US and other countries, with an impact on launch sequencing and pricing corridors.
•Tighter cost-containment policies imposed by governments and other payers around the world:
–US federal government drug price controls, including MFN policy and Medicare drug price negotiations under the Inflation
Reduction Act (IRA);
–requirements for greater transparency around drug pricing and drug development costs;
–mandatory price cuts, renegotiations, industry payback and rebates;
–delisting from reimbursement and restrictions on the label population;
–access restrictions for high-priced innovative medicines;
–prescribing guidelines and binding medicine utilization controls;
–greater use of tendering and centralized procurement (national/regional/class-wide level);
–cross-country cooperation in price negotiations, contracting or procurement;
–shifting of the payment burden to US patients and access disruptions through copay accumulator and maximizer programs as well as alternative funding programs;
–more aggressive formulary utilization management controls (including stepped therapy, strict prior authorization criteria, formulary exclusions) by US insurers and pharmacy benefits managers (PBMs); and
–discriminatory and non-transparent pricing and procurement policies (e.g. government procurement restrictions, import bans, and threats of pharma-specific tariffs) that favor domestic pharmaceutical companies.
•More complex health technology assessment (HTA) processes raising the bar for market entry, primarily in non-US markets:
–more stringent evidence and value requirements throughout the product lifecycle (e.g. comparative effectiveness, patient preferences, real-world evidence, health economic modelling) by payers and HTA authorities;
–unreasonable thresholds for cost-effectiveness; and
–increasingly restrictive HTA decisions with significant variation across markets.
•Increased generic and biosimilar competition, accelerating price erosion while generating savings for future innovation:
–accelerated generics/biosimilars entry triggered by new US legislation and expected revised EU pharma legislation;
–next generation biosimilars coming to the market across major therapeutic areas;
–potential savings from increased biosimilar use, which are expected to be a cumulative $290 billion globally from 2023 to
2027 and could reach $383 billion, according to IQVIA’s recent Global Use of Medicines report; and
–evolving regulatory landscapes to support interchangeability (e.g. in the US and EU) and pharmacy substitution (e.g. in the
EU Nordic countries, Germany and France).
We are facing heightened policy uncertainty triggered by new policies in the US and in Europe, requiring us to rethink our global launch sequencing, pricing and access strategies.
On December 19, 2025, we signed a voluntary MFN agreement with the US government ensuring that state Medicaid programs can access certain of our medicines at the same prices available to other high-income nations. Although we secured a three-year tariff exemption and near-term clarity during the three-year duration of the MFN agreement, uncertainty remains regarding final
MFN implementation rules and their potential implications for future product launches. In December, the US government also announced three new MFN pricing demonstration models: Generating cost Reductions for US Medicaid (GENEROUS) a voluntary program through which pharmaceutical manufacturers (including those, like Sanofi, that entered into MFN agreements) opt in to providing MFN pricing to state Medicaid programs; Global Benchmark for Efficient Drug Pricing (GLOBE); and Guarding US
Medicare Against Rising Drug Costs (GUARD). GLOBE and GUARD are mandatory models for manufacturers who have not opted in to participating in the GENEROUS program and cover both Medicare Part B (GLOBE) and Part D (GUARD). Each of these payment demonstrations is set to last for a period of five years, whereas Sanofi's MFN agreement is only for a duration of three years. While Sanofi’s MFN agreement is voluntary and time-bound, these commitments along with the broader context of the payment demonstration programs described above could significantly constrain our commercial flexibility and may limit our ability to launch certain new products in specific countries or markets where local pricing conditions would otherwise require different pricing strategies. If we are unable to achieve acceptable pricing terms in a given market that are consistent with our
MFN obligations, we may be forced to delay or forgo product launches in that market entirely, thereby reducing potential revenues and limiting patient access to our medicines and vaccines. Furthermore, the precedent established by voluntary MFN arrangements and the evolving regulatory and political environment, particularly in major markets, may increase pressure on pharmaceutical companies to accept MFN or comparable pricing mechanisms on a more widespread basis in the future, whether through voluntary agreements, regulatory requirements, or legislative mandates. The implementation of MFN provisions also presents operational complexities and may create downward pressure on prices across our portfolio, limiting our ability to capture the value of innovation. Any of these factors could have a material adverse effect on our business, results of operations, financial condition, and our ability to bring innovative treatments to patients worldwide.
In the United States, which accounted for 50.8% of our net sales in 2025, we are navigating a transformative landscape driven by the combined and ripple effects of the MFN and the IRA pricing policies. While MFN focuses on Medicaid, future launches and the direct-to-patient market, the IRA primarily targets Medicare high-expenditure medicines. The IRA continues to mandate price negotiations for Medicare drugs, progressively expanding the number of drugs subject to negotiation each year from 10 Part D drugs in 2026 to 20 per year from 2029 onward, with the exception of orphan drugs (regardless of the number of indications)

8	SANOFI FORM 20-F 2025

PART I
ITEM 3. Key Information
under the One Big Beautiful Bill Act. 2025 negotiation rounds have shown substantial price reductions, with increasing downward pressure on US drug pricing over time. While Sanofi's current US portfolio has limited government channel exposure and Dupixent is not currently expected to be impacted by IRA until 2031, this evolving legislation may impact our revenue growth and influence our portfolio strategy in the medium to long term.
Furthermore, in commercial channels, we continue to face intensifying pricing pressure and gross-to-net (GTN) erosion from payers and pharmacy benefit managers (PBMs) (i.e. formulary exclusions, tighter utilization management, higher rebate demands, accumulator/maximizer programs). With the three largest group purchasing organizations (GPOs) - Ascent, Zinc and Emisar - now covering approximately 85% of prescription drug claims, consolidation has led to greater PBM GPO negotiating power with drug manufacturers, thereby adversely impacting our sales.
In the US, we may also face rapidly shifting federal vaccine policy, healthcare funding cuts, supply chain challenges (due to high dependency on API imports), and persistent trade and geopolitical tensions.
In Europe, regulatory changes, including EU Pharmaceutical Legislation reform, and EU HTA Regulation, are fundamentally reshaping how medicines are valued, priced, and launched across Europe. This creates a more centralized and higher-risk access environment, forcing companies to make strategic trade-offs between early broad market access and protecting global pricing strategies. The proposed EU pharmaceutical legislation reform, expected in early 2026, aims to counterbalance MFN pressure while ensuring Europe remains a viable launch region, though it introduces new market access challenges including reduced data protection and potential forced launches in unprofitable markets. The EU HTA Regulation, effective since early 2025, centralizes clinical assessment at the EU level while maintaining national pricing decisions. This introduces new timeline and resource pressures, but offers potential for more harmonized patient access. The mandatory Joint Clinical Assessment has become strategically critical for global evidence strategies.
Breaches of data security, disruptions of information technology systems and cyber threats could result in financial, legal, competitive, operational, business, or reputational harm
Our business depends heavily on the use of interdependent information technology systems, including Internet-based systems and digital tools. Certain key areas such as research and development, production and sales are largely dependent on our information systems (including cloud-based computing) or those of third-party providers (including for the storage and transfer of critical, confidential, sensitive, or personal information regarding our patients, clinical studies, vendors, customers, employees, collaborators and others). We are therefore vulnerable to cybersecurity attacks and incidents, and misuse or manipulation of any of these IT systems could result in exposure of confidential information or the modification of critical data.
We and our third-party service providers, suppliers, contract manufacturers, distributors or other contracting third parties use, to the best of our ability, secure information technology systems for the protection of data and threat detection. Like many companies, we may experience certain of the following events which pose a risk to the security and availability of these systems and networks, and the confidentiality, integrity, and availability of our sensitive data: breakdown, outages, service disruption or impairment, data loss or deterioration in the event of a system malfunction or increasing threat of data theft or corruption in the event of a cyber-attack, security breach, industrial espionage attacks, insider threat attacks, cybercrimes, including state-
sponsored cybercrimes, malware, misplaced or lost data, programming or human errors or other similar events. Also, in the event of an attack, regulatory and legislative frameworks worldwide (including in the United States and the European Union) related to the financing of terrorism impose increasing restrictions on payments of ransom. As a result, our ability to recover the data might be limited. Therefore, our business continuity could be at risk if we are unable to recover data through back-ups and restorations.
In addition, several existing and forthcoming rules and laws – including NIS2, the European Health Data Space (EHDS), the Data
Act, the Cyber Resilience Act and the AI Act – are changing privacy and cybersecurity compliance requirements, and creating new potential enforcement risks.
We are increasingly using generative AI to enhance our business processes. Although we have set up a governance body to control the AI initiatives taken on a company-wide scale and have made a generative AI charter available to all our employees, this new technology, like other AI technology, entails risks linked to transparency, fairness, data privacy and confidentiality, eco-
responsibility, and cybersecurity. These risks could result in unintended consequences such as unethical practices, business and reputational harm, cyber-attacks, and security breaches (see “— We may fail to develop or take advantage of digitalization and prioritizing data as an organizational asset” below). Moreover, there is a global trend towards more comprehensive regulation of
AI that may require us to modify existing or adopt new compliance procedures, or developments that could impact the effectiveness of and our ability to use AI tools.
Each of these events could negatively impact important processes, such as scientific research and clinical studies, the submission of outcomes to health authorities for marketing authorizations, the functioning of production processes and the supply chain, compliance with legal requirements, trade secrets, security strategies and other key activities, including Sanofi employees’ ability to communicate between themselves as well as with third parties (see also “— Product liability claims could adversely affect our business, results of operations and financial condition” above). This could result in material financial, legal, competitive, operational, business, or reputational harm.
Although we maintain relevant insurance coverage, this insurance may not be sufficiently available in the future to cover the financial, business, or reputational losses that may result from an interruption or breach of our systems. For example, certain types of cyber-attacks could be considered as an act of war subject to insurance exclusion.

SANOFI FORM 20-F 2025	9

PART I
ITEM 3. Key Information
The manufacture of our medicines and vaccines is technically complex, and supply interruptions, product recalls or inventory losses caused by unforeseen events may reduce sales, adversely affect our operating results and financial condition, delay the launch of new medicines and vaccines, and negatively impact our image
Many of our medicines and vaccines are manufactured using technically complex processes with production constraints, including the need for specialized facilities, trained and certified employees, and highly specific raw materials. We must ensure that all manufacturing processes comply with (i) current Good Manufacturing Practices (cGMP), (ii) other applicable regulations issued by governmental health authorities around the world, and (iii) our own quality standards. Third parties supply us with a portion of our raw materials, active ingredients, finished drug products, medical devices and quality control testing, which exposes us to the risk of a supply shortage or interruption especially if these suppliers are unable to manufacture our medicines and vaccines on time or in line with quality standards or if they experience financial difficulties.
Epidemics and other public health crises expose us to risks of a slowdown or temporary suspension in the production of our active pharmaceutical ingredients, raw materials, and some of our medicines and vaccines, and may have a material and adverse effect on our manufacturing operations if they impact our principal production sites. Any of these factors could adversely affect our business, operating results, or financial condition (see “Item 4. Information on the Company — B.7. Production and raw materials”
for a description of these outsourcing arrangements and “A failure in our crisis and business continuity management processes in case of unpredictable events could have negative consequences for our business, operations and reputation” below).
Our business may require the transformation and adaptation of our plants to ensure the continuity of production of our medicines and vaccines in sufficient quantities to satisfy demand. This may be necessary to meet the need to produce new medicines and vaccines, or to ensure the scaling up production of products under development once approved. This need may also result from new regulatory requirements. Furthermore, our biological medicines and vaccines are subject to the risk of manufacturing stoppages or the risk of loss of inventory because of the difficulties inherent in the processing of biological materials and the potential difficulties in accessing adequate amounts of raw materials meeting required standards. In addition, specific storage and distribution conditions are required for many biological medicines and vaccines (for example, cold storage is necessary for certain vaccines, insulins, and some clotting factor medicines). These production difficulties may also be encountered during testing, which is a mandatory requirement prior to drug products being released.
The complexity of our production processes, as well as standards required subject us to certain risks, particularly because the research and remediation of any identified or suspected problems may cause production delays, substantial expense, product recalls, loss of sales or inventories, and delays in launches. This could adversely affect our operating results and financial condition, and cause reputational damage and the risk of product liability (see “— Product liability claims could adversely affect our business, results of operations and financial condition” above). Our medicines and vaccines, and their compositions (including the identification of potential unexpected or unspecified impurities), are increasingly scrutinized by health and safety agencies. In addition, some of our production sites, and some of our suppliers’ and/or contractors’ sites, are in areas exposed to natural disasters such as floods, earthquakes, and hurricanes (see “— Climate change or legal, regulatory or market measures to address climate change may negatively affect our business and results of operations” below). Such disasters could be exacerbated by climate change. In the event of a major disaster, we could experience severe destruction or interruption of our operations and production capacity at these sites.
When manufacturing disruptions occur, we may not have alternate manufacturing capacity, particularly for certain biologics. In the event of manufacturing disruptions, our ability to use backup facilities or set up new facilities is more limited because biologics are more complex to manufacture and generally require dedicated facilities. Even though we aim to have backup sources of supply whenever possible, including by manufacturing backup supplies of our principal active ingredients at additional facilities when practicable, we cannot be certain they will be sufficient if our principal sources become unavailable. Switching sources and manufacturing facilities requires significant time and prior approval by health authorities. Additionally, we may be subject to requirements to locate manufacturing facilities in the region where the manufactured medicines and vaccines are sold, as a result of local country governmental initiatives or of obligations intended to ensure local supply chain capacity; that may introduce additional complexity to our global supply chain due to the significant time and regulatory approvals required for such local facilities to become operational, the significant investment required, and the need to reorganize supply chains that might otherwise source supplies from other (non-local) regions in order to maximize potential efficiency and benefits.
Supply shortages generate even greater negative reactions when they occur with respect to life saving medicines with limited or no viable therapeutic alternatives. Shortages of specific medicines and vaccines can have a negative impact on the confidence of patients, customers, professional healthcare providers, health authorities and the image of Sanofi and may lead to lower sales.
A substantial share of the sales and income of Sanofi depends on the performance of certain key medicines and vaccines
Our current strategy, as presented in December 2019 and updated in October 2023, focuses on key growth drivers in the key disease areas of immunology, rare diseases, neurology, selectively in oncology, and vaccines. Nevertheless, market expansion, acquisitions, investments and new launches of medicines and vaccines may not deliver the anticipated benefits. We may also encounter delays or failures in our launch strategy (in terms of timing, pricing, market access, marketing efforts, and dedicated sales forces), such that our medicines and vaccines may not deliver the expected benefits. The competitive environment for a given medicine or vaccine may also have changed by the time of the actual launch, necessitating a modification of our initial forecasts. The need to prioritize the allocation of resources may also cause delays in or hamper the launch or expansion of certain medicines or vaccines.

10	SANOFI FORM 20-F 2025

PART I
ITEM 3. Key Information
Also, we currently generate a substantial share of our sales from certain key medicines and vaccines (see “Item 5. Operating and
Financial Review and Prospects — A.2.1. Net sales — 3/Net Sales – Biopharma segment”). For example, Dupixent generated net sales of €15,714 million in 2025, representing 36.0% of our net sales for the year, and is Sanofi’s biggest product in terms of sales.
Among our key medicines, Lantus, Lovenox, Plavix, Jevtana and Aubagio face generic or biosimilar competition on the market. In
2025, Lantus was one of Sanofi’s leading medicines in terms of sales with net sales of €1,733 million. With respect to influenza, which represented together with Covid 29.2% of vaccines net sales in 2025, we may face potential challenges. The influenza market is expected to have several new competitive entrants, including both standalone flu mRNA vaccines and COVID-flu combinations, which could be on the market ahead of us. Additionally, the influenza market globally is subject to intense pricing pressure, as well as a decrease in vaccination coverage, and anti-vaccine policies could further erode confidence in vaccines and change the regulatory and/or access framework, especially in the US. The combination of such factors could result in a lowering of revenue from sales of influenza vaccines. Beyfortus, which represented 22.4% of our vaccines net sales in 2025, is facing competition from another monoclonal antibody, which could negatively impact our revenue in this area.
More generally, expiration of effective intellectual property protections for our medicines typically results in the market entry of one or more lower-priced generic or biosimilar competitors, often leading to a rapid and significant decline in revenues from those medicines (for information regarding ongoing patent litigation see Note D.22.b. to the consolidated financial statements included at Item 18. of this annual report).
Furthermore, in general, if one or more of our key medicines or vaccines were to encounter problems (such as material product liability litigation, unexpected side effects, product recalls, non-approval by the health authorities of a new indication for a marketed medicine, adverse coverage or utilization guidelines, pricing pressure, and manufacturing or supply issues), the adverse impact on our business, results of operations and financial condition could be significant.
We rely on third parties for the discovery, manufacture, marketing, and distribution of some of our medicines and vaccines
Our industry is both highly collaborative and competitive, whether in the discovery and development of new medicines and vaccines , in-licensing, marketing and distribution, or manufacturing activities. We expect that we will continue to rely on third parties for key aspects of our business and we need to ensure our attractiveness as a potential partner.
We conduct several significant research and development programs and market some of our medicines or vaccines in collaboration with other biotechnology and pharmaceutical companies. For example, we currently have a global strategic collaboration with Regeneron on monoclonal antibodies for the development and commercialization of Dupixent, Kevzara and
SAR440340 (REGN3500- itepekimab) (see “Item 5. Operating and Financial Review and Prospects — A.1.7.1 Alliance
Arrangements with Regeneron Pharmaceuticals Inc.”). We rely upon Regeneron to successfully carry out their responsibilities regarding the manufacture and supply of these collaboration antibodies (see “Item 4. Information on the Company — B. Business
Overview”). In May 2024, we announced a co-exclusive licensing agreement to develop novel flu-COVID-19 combination vaccines with Novavax (see “—Research, clinical development and regulatory approval processes present significant risks to our pipeline success and portfolio renewal”). We may also rely on partners to design and manufacture medical devices for the administration of our medicines or vaccines. Finally, we may rely on partners for the development and commercialization of in-
vitro diagnostic tests used in clinical studies, and in-vitro diagnostic tests specified in the labeling of our medicines as necessary or useful for the management of patients taking our medicines. As regards some medicines and vaccines launched or under development for which we have a collaboration agreement with partners, the terms of the applicable alliance agreement may require us to share profits and losses arising from commercialization of such medicines and vaccines with our partners. This differs from the treatment of revenue and costs generated by other medicines and vaccines for which we have no alliance agreement, and such profit sharing may deliver a lower contribution to our financial results.
We could also be subject to the risk that we may not properly manage the decision-making process with our partners. Decisions may be controlled by or subject to the approval of our collaboration partners, who may have views that differ from ours. We are also subject to the risk that our partners may not perform effectively, which could have a detrimental effect when our collaboration partners are responsible for the performance of certain key tasks or functions, for example related to clinical trials manufacturing or distribution. This risk is further increased by the growing number of distribution centers divested by Sanofi as part of its global strategy and by the resulting growing externalization of distribution tasks and functions.
Any failures in the development process or differing priorities may adversely affect our business, including the activities conducted through our collaboration arrangements. We also cannot guarantee that third-party manufacturers will be able to meet our near-term or long-term manufacturing requirements, for internal reasons (e.g. in case of financial difficulties), reasons directly related to their contractual relationship with Sanofi, or external reasons (e.g. in the event of a health crisis). For instance, following the completion of the spin-off of EUROAPI in May 2022, EUROAPI became a third-party manufacturer and continues to manufacture a certain number of active pharmaceutical ingredients for Sanofi. We are also subject to the risk that contract research organizations or other vendors (for instance regarding digital activities) retained by us, or our collaboration partners, may not perform effectively.
Any conflicts, difficulties or litigation with our partners during these agreements or at the time of their renewal or renegotiation, or any disruption in the relationships with our partners, may affect the development, manufacturing, launch and/or marketing of certain of our existing or potential new medicines or vaccines and may cause a decline in our revenues or otherwise negatively affect our results of operations.
(1)The information in this section supplements the disclosures required under IFRS 7 as presented in Notes B.8.7., D.10. and D.34. to our consolidated financial statements, provided at Item 18. of this annual report.
(2)The information in this section supplements the disclosures required under IFRS 7 as presented in Note B.8.7. to our consolidated financial statements, provided at Item 18. of this annual report.

SANOFI FORM 20-F 2025	11

PART I
ITEM 3. Key Information
We are subject to the risk of non-payment by our customers(1)
Our customers, which consist principally of wholesalers, distributors, pharmacies, hospitals, clinics, and government agencies, present risks related to delayed payments or even non-payment. This risk is accentuated by concentrations among distributors and retailers, as well as by ongoing uncertainties in global credit markets and economic conditions, in particular in emerging markets. As a result, we may be affected by fluctuations in the buying patterns of such customers. The United States presents specific customer credit risk issues because of the concentrated pharmaceutical distribution system: in 2025 our three main customers represented respectively 18%, 12% and 6% of our consolidated net sales, respectively. We are also exposed to large wholesalers in other regions, particularly in Europe. An inability of one or more of these wholesalers to honor their debts to us could adversely affect our financial condition (see Note D.34. to our consolidated financial statements included at Item 18).
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
Unpredictable geopolitical conditions that currently exist in various parts of the world could have a material negative impact on our business, in particular the armed conflict between Russia and Ukraine, and ongoing or potential further conflicts in the Middle
East and rising geopolitical tensions between the US and China, two of our key markets. The consequences of these conflicts remain uncertain, and will depend on developments outside Sanofi’s control, including but not limited to the duration and severity of the conflicts, and the consequences of the ongoing and additional financial and economic sanctions imposed by governments in response. Trade, economic, technological and military conflicts could disrupt supply chains, raise raw material costs, and affect clinical and manufacturing operations and business strategy. Other related issues have arisen or are arising such as regional instability; geopolitical uncertainties; adverse effects on fuel and energy costs, supply chains, macroeconomic conditions, inflation, and currency exchange rates in various regions of the world; and exposure of third parties to gas shortages. Collectively, such unstable conditions could, among other things, disturb the international flow of goods and increase the costs and difficulties associated with international transactions.
Unfavorable economic conditions have reduced the sources of funding for national social security systems, leading to austerity measures including heightened pressure on drug prices, increased substitution of generic drugs, and the exclusion of certain medicines from formularies among others (see “— The pricing and reimbursement of our medicines and vaccines are negatively affected by increasing cost containment pressures and major policy shifts ” above).
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
Should global economic conditions worsen, or in the event of default or failure of major players including wholesalers or public sector buyers financed by insolvent states, Sanofi's financial situation, profitability, operational results, and product distribution channels could be adversely affected. See also “— We are subject to the risk of non-payment by our customers” above.
A failure in our crisis and business continuity management processes in case of unpredictable events could have negative consequences for our business, operations, and reputation
We have increased crisis preparedness and response in recent years due to crises such as the COVID-19 pandemic, the ongoing war in Ukraine and conflicts in the Middle East. Nevertheless, unpredictable and extraordinary internal or external events, or a combination of escalating events that may occur as a result of a large scale cyber-attack (see also “— Breaches of data security, disruptions of information technology systems and cyber threats could result in financial, legal, competitive, operational, business, or reputational harm” above), a pandemic or natural disasters, could result in the failure of critical processes within
Sanofi or a third party on whom we rely. Moreover, lack of resources and/or low maturity level in crisis management of our service providers faced with an increasing number of major international crises may hamper our ability to implement our business continuity plans. Such failure or limited implementation of our business continuity plans may adversely impact our business, operations, and reputation.
The occurrence of such unforeseen events may also heighten other risks such as a disruption or temporary suspension in production of active pharmaceutical ingredients, raw materials and some of other products and/or lead to manufacturing delays or disruptions and supply chain interruptions (including to the extent those measures apply to our third-party suppliers) and may have an adverse effect on our business (see “— The manufacture of our medicines and vaccines is technically complex, and supply interruptions, product recalls or inventory losses caused by unforeseen events may reduce sales, adversely affect our operating results and financial condition, delay the launch of new medicines and vaccines, and negatively impact our image”

12	SANOFI FORM 20-F 2025

PART I
ITEM 3. Key Information
above). Also, a sudden increase in demand for selected medicines and vaccines in the event of a crisis can result in short-term unavailability or shortages of raw materials.
Climate change or legal, regulatory or market measures to address climate change may negatively affect our business and results of operations
Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present both physical and transition risks to our operations.
Physical risks include adverse impacts on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Natural disasters and extreme weather conditions, such as a hurricane, tornado, wildfire, or flooding, may pose physical risks to our facilities and disrupt the operation of our supply chain. The impacts of the changing climate on water resources may result in water scarcity, limiting our ability to access sufficient high-quality water in certain locations, which may increase operational costs.
Concern over climate change may also result in new or additional legal or regulatory requirements, designed to reduce greenhouse gas emissions and/or mitigate the effects of climate change on the environment. If such laws or regulations were to be more stringent than current legal or regulatory obligations (e.g. increased carbon taxation risk), we may experience disruption in, or an increase in the costs associated with sourcing, manufacturing, and distribution of our medicines and vaccines, which may adversely affect our business, results of operations or financial condition.
The use of social media platforms and communication technologies present risks and challenges for our business and reputation
The use of social media, technologies and digital tools to communicate about our medicines and vaccines and about diseases or to provide health services requires specific attention, monitoring programs, and moderation of comments. Political and market pressures may be generated by social media because of rapid news cycles. This may result in commercial harm, overly restrictive regulatory actions, and erratic share price performance. In addition, unauthorized communications, such as press releases or posts on social media purported to be issued by Sanofi, may contain information that is false or otherwise damaging and could have an adverse impact on our image and reputation and on our stock price. Negative or inaccurate posts or comments about
Sanofi, our business, directors, or officers on any social networking website could seriously damage our reputation. In addition, our employees and partners may use social media and mobile technologies inappropriately, which may give rise to liability for
Sanofi, or which could lead to breaches of data security, loss of trade secrets or other intellectual property or public disclosure of sensitive information. Such uses of social media and mobile technologies could have an adverse effect on our reputation, business, financial condition, and results of operations.
Data sovereignty regulations could significantly impact Sanofi's global operations and strategic initiatives
Data sovereignty regulations increasingly restrict cross-border data flows critical to our activities. Accelerating geopolitical tensions have transformed data sovereignty from focusing primarily on privacy concerns to focusing on national security imperatives, as evidenced by the US Data Security Program (DSP). Our early-stage pipeline development, M&A activities, digital transformation initiatives, AI scaling ambitions, and end-to-end supply chain all depend on cross-border data flows now subject to increasing restrictions. Such rules and regulations could have a material adverse impact on our business, results of operations or financial condition, including due to our diverse portfolio, our extensive research activities, the fragmented digital landscape with which we are forced to comply, our extensive third-party relationships, and our global supply chain. These risks expose us to potential operational disruptions, increased compliance costs, regulatory penalties, and compromised innovation capabilities.
Risks relating to Sanofi’s structure and strategy
We may fail to successfully identify external business opportunities or realize the anticipated benefits from our strategic investments or divestments
We pursue a strategy of selective acquisitions, in-licensing, and collaborations to reinforce our pipeline and portfolio. We are also proceeding with selective divestments to focus on key business areas. The implementation of this strategy depends on our ability to identify transaction opportunities, mobilize the appropriate resources to enter into agreements in a timely manner, and execute these transactions on acceptable economic terms, especially in an increased competitive landscape where multiple large pharmaceutical companies will face patent cliffs by 2030. Moreover, entering into in-licensing or collaboration agreements generally requires the payment of significant “milestones” well before the relevant medicines and vaccines reach the market, without any assurance that such investments will ultimately become profitable in the long term (see Note C. to our consolidated financial statements included at Item 18 of this annual report and “— We rely on third parties for the discovery, manufacture, marketing, and distribution of some of our medicines and vaccines” above). Once a strategic transaction is agreed upon with a third party, we may not be able to complete the transaction in a timely manner or at all or achieve the anticipated benefits.
For example, following the divestment of Opella that was completed in April 2025, our remaining business is smaller and less diversified than previously. Post-divestment we have greater relative exposure to the global pharmaceuticals and vaccines markets and the associated risks and will no longer benefit from exposure to the Consumer Healthcare market we had prior to divestment of the Opella business. Also, our remaining holding in Opella may fall in value if Opella's strategy does not deliver the expected benefits.
For newly acquired activities or businesses, our growth objectives could be delayed or ultimately not realized, and expected synergies could be adversely impacted if, for example we are unable to integrate those activities or businesses quickly or efficiently, key employees leave, or we have higher than anticipated integration costs.

SANOFI FORM 20-F 2025	13

PART I
ITEM 3. Key Information
The Translate Bio acquisition, completed in 2021, may not generate the expected results in terms of developing new mRNA-
based vaccines to meet our existing or future needs. In 2025, we acquired Blueprint Medicines Corporation; however, we may face risks of delays in development timelines as there is still uncertainty in the progress of early-stage pipeline immunology, and hence we may not realize the expected benefits of the acquisition.
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
The globalization of our business exposes us to increased risks in specific areas
As part of the presentation of our strategy in December 2019 and updated in October 2023, we identified our strong presence in
China among our core drivers, with revenue amounting to 6.0% of our net sales in 2025.
The difficulties in operating in emerging markets, a significant decline in the anticipated growth rate or an unfavorable movement in the exchange rates of currencies against the euro could impair our ability to take advantage of growth opportunities and could adversely affect our business, results of operations or financial condition. For instance, if a long-lasting epidemic and prolonged or repeated restrictive measures to control the outbreak were to result in an economic slowdown in any of our targeted markets, it would reduce our sales due to lower healthcare spending on other diseases and fewer promotional activities, and could significantly impact our business operations. Furthermore, it is not possible to predict if or how such a health crisis would impact any affected jurisdiction, or to what extent (see also “— Global economic conditions and an unfavorable financial environment could have negative consequences for our business” above).
Emerging markets also expose us to more volatile economic conditions; legal, regulatory and political instability, both globally and locally (including a backlash in certain areas against free trade); competition from multinational or locally based companies that are already well established in these markets; the inability to adequately respond to the unique characteristics of emerging markets (particularly with respect to their underdeveloped judicial systems and regulatory frameworks); difficulties in recruiting qualified personnel or maintaining the necessary internal control systems; difficulties that may adversely affect our ability to supply our medicines and vaccines; potential exchange controls; weaker intellectual property protection; higher crime levels
(particularly with respect to counterfeit products); and compliance issues including corruption and fraud (see particularly
“— Claims and investigations relating to ethics and business integrity, competition law, marketing practices, pricing, human rights of workers and other legal matters could adversely affect our business, results of operations and financial condition” above).
Given the increasing globalization of our business, if relations between the United States, European Union countries and other governments deteriorate, our business and investments in such markets may also be adversely affected. For example, the proposed federal BIOSECURE Act in the United States would prohibit federal agencies from entering into certain contracts with or incurring expenditures related to companies that have specified commercial connections with “biotechnology companies of concern” (the identification criteria for which have not been determined, and the list of which has not been defined and could be very extensive, including companies in China); if enacted, that proposed Act or similar provisions could restrict our ability to contract or collaborate with such biotechnology companies. This, in turn, could materially and adversely affect our or our collaboration partners’ ability to manufacture or supply marketed and potential new medicines and vaccines, or to advance our or our collaboration partners’ preclinical research, which could materially and adversely affect our business and prospects.
We may fail to develop or take advantage of digitalization and prioritizing data as an organizational asset
We have undertaken several digital initiatives, such as the implementation of AI across our business. For example, in research and development, we have built multiple AI programs to reduce research times through improved predictive modelling. We are also seeking to automate time-consuming activities, enabling research and development teams to scale and accelerate research processes and improve potential target identification in therapeutic areas such as immunology, oncology and neurology. In manufacturing and supply, we have developed an in-house AI-enabled yield optimization solution that delivers higher yield levels and optimizes usage of raw materials.
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
to shift our culture to a data-driven culture and to transform the architecture of our business process designs to integrate AI. This calls for management of data as an asset and the definition of a robust life-cycle management process for data that is applied consistently across Sanofi. In recent years, we have accelerated our digital transformation, including in the ways we engage and

14	SANOFI FORM 20-F 2025

PART I
ITEM 3. Key Information
interact with our stakeholders. However, there is no guarantee that our efforts towards digital transformation will succeed. More generally, we may fail to capture the benefits of AI, digitalization and valuing data as an enterprise asset at an appropriate cost and/or in a timely manner, and/or enter into appropriate partnerships. Competitors, including new entrants such as tech companies, may outpace us in this fast-moving area. If we fail to adequately integrate digital capabilities into our organization and business model, we could lose patients and market share. This could have an adverse impact on our business, prospects, and results of operations. We may also become dependent on certain technologies developed by third-party AI service providers, leading to the risk of our own failure to develop internal technology and risks of loss of the use of the related AI tools in the event of interruption or breaches of the relationship with such third-party suppliers. Because AI is an emerging technology, it is possible that our use of AI technologies may not have the intended effects or benefits, such as increasing efficiency. In addition, the use of AI technologies presents certain risks, including the use of personal data as described above (see “— Failure to comply with data ethics and privacy regulations could adversely affect our business and reputation" above). In addition, AI tools and algorithms may be flawed or trained on content without the necessary intellectual property rights or other legal rights or permissions; data sets may not be appropriate for the intended use, of poor quality, or contain biased information; and
inappropriate or controversial data practices could be applied by third parties, data scientists, engineers, and/or end-users. If such risks materialize or the outputs that AI produces or assists in producing are deficient or inaccurate, we could be subjected to potential legal liability and reputational harm. Furthermore, use of AI may lead to the release of confidential information which may impact our ability to realize the benefits of our data, including intellectual property.
Misuse of such technologies could negatively affect our reputation, disrupt our operations, or otherwise have a material adverse impact on our financial results and could also subject us to legal and reputational risks.
We may fail to accelerate our operational efficiency and execute our transformation program
As part of the presentation of the next chapter of our Play to Win strategy in October 2023, we announced our intent to improve our operational efficiencies to fund growth. To deploy our strategy, we must also disrupt our normal course of business and transform our operations. Nevertheless, we may not succeed in federating employees behind the transformation program, which may hamper our ability to execute such organizational changes. Besides, there is no guarantee that we will be able to fully deliver these operating efficiencies.
Unsuccessful management of sustainability (environmental, social and governance) matters could adversely affect our reputation and we may experience difficulties meeting the expectations of our stakeholders
Companies are increasingly expected to behave in a responsible manner on a variety of sustainability matters, by governmental and regulatory authorities, counterparties such as vendors and suppliers, customers, investors, the public at large and others. This context, driven in part by a rapidly changing regulatory framework in Europe, is raising new challenges and influencing strategic decisions that companies must take if they wish to optimize their positive impact and mitigate their negative impact on sustainability matters. These evolving regulatory requirements are also likely to result in increased costs and complexities of compliance to collect, measure and report on the relevant ESG-related information, and may expose us to additional regulatory, litigation and reputational risk. Given recent political and geopolitical pressures, there is also the possibility that some or part of these rules or regulations are rolled back or amended, in which case we would face additional compliance costs and, depending on such changes, we may face other adverse effects described below.
We have adopted a sustainability strategy that aims to tackle the impact of environmental changes on health and healthcare by improving sustainable and equitable access to our medicines and vaccines, by reducing the environmental impact of our own operations, and where possible by contributing through collective efforts to reduce healthcare systems' environmental footprints and improve their resilience.
However, despite our ambitions we may be unable to meet our sustainability or other strategic objectives efficiently, on time, or at all.
Furthermore, statements about our ESG-related initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve and assumptions that are subject to change in the future.
We may also be unable to meet the ever more demanding criteria used by rating agencies in their sustainability assessments process, leading to a downgrading in our ratings. Such ratings are increasingly used by major institutional investors to inform their investment decisions.
Depending on sustainability assessments, our ability to fulfill our sustainability strategy, and on the rapidly changing views on acceptable levels of action across a range of sustainability topics from investors, we may be unable to meet society’s or investors’
expectations or the targets or goals contained in our sustainability strategy, in which case our reputation may be harmed; we may face increased compliance or other costs; and interest in subscribing to securities issued by us, and our ability to participate in the debt and equity markets, may decrease. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals.
In addition, in recent years “anti-ESG” sentiment has gained momentum across the US, with several states and Congress having proposed or enacted “anti-ESG” policies, legislation, or initiatives or issued related legal opinions, and the US President having issued an executive order opposing diversity equity and inclusion (DEI) initiatives in the private sector. The anti-ESG and anti-DEI-
related policies, legislation, initiatives, litigation, scrutiny and other actions could result in additional compliance obligations,
Sanofi becoming the subject of investigations and enforcement actions, or otherwise suffering reputational harm.

SANOFI FORM 20-F 2025	15

PART I
ITEM 3. Key Information
Our success depends in part on our senior management team and other key employees and our ability to attract, integrate and retain key personnel and qualified individuals in the face of intense competition
Our success depends on the expertise of our senior management team and other key employees. In 2025, there were 2,282 “Senior Leaders” within Sanofi. In addition, we rely heavily on recruiting and retaining talented people to help us meet our strategic objectives. We face intense competition for qualified individuals for senior management positions, or in specific geographic regions or in specialized fields such as clinical development, biosciences and devices, or digital and AI. Our ability to hire qualified personnel also depends in part on our ability to reward performance, incentivize our employees and pay competitive compensation. The inability to attract, integrate and/or retain highly skilled personnel, in particular those in leadership positions, may weaken our succession plans, may materially adversely affect the implementation of our strategy and our ability to meet our strategic objectives, and could ultimately adversely impact our business or results of operations.
Environmental and safety risks of our industrial activities
Risks from manufacturing activities and the handling of hazardous materials could adversely affect our results of operations and reputation
Manufacturing activities, such as the chemical manufacturing of the active ingredients in our medicines and vaccines and the related storage and transportation of raw materials, products and waste, expose us to risks of industrial accidents that may lead to discharges or releases of hazardous substances or other events that can cause personal injury, property damage and environmental contamination, and may result in additional operational constraints, including the shutdown of affected facilities and/or the imposition of civil, administrative, criminal penalties and/or civil damages, and affect Sanofi’s reputation.
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
These environmental remediation obligations could reduce our operating results. Sanofi accrues provisions for remediation when our management believes the need is probable and that it is reasonably possible to estimate the cost (see Note D.22 to our consolidated financial statements included at Item 18 of this annual report). Our provisions for these obligations may be insufficient if the assumptions underlying these provisions prove incorrect or if we are held responsible for additional, currently undiscovered contamination. These judgments and estimates may later prove inaccurate, and any shortfalls could have an adverse effect on our results of operations and financial condition. For more detailed information on environmental policies and issues, see “Item 4. Information on the Company — B.9. Health, Safety and Environment" and Notes "B.12. Provisions for risks" and
"D.19.3. Other provisions" to our consolidated financial statements included at Item 18 of this annual report.
We are or may become involved in claims, lawsuits and administrative proceedings relating to environmental matters.
Some current and former Sanofi subsidiaries have been named as “potentially responsible parties” or the equivalent under the US Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA, also known as “Superfund”), and similar statutes or obligations in France, Germany, Italy, Brazil and elsewhere. As a matter of statutory or contractual obligations, we and/or our subsidiaries may retain responsibility for environmental liabilities at some of the sites of our predecessor companies, or of subsidiaries that we demerged, divested, or may divest. We have disputes outstanding regarding certain sites no longer owned or operated by Sanofi. An adverse outcome in such disputes might have an adverse effect on our operating results. See Note D.22.d to our consolidated financial statements included at Item 18 of this annual report and
“Item 8. Financial Information — A. Information on Legal or Arbitration Proceedings”.
Environmental regulations are evolving. For example, in Europe, new or evolving regulatory regimes include the Registration,
Evaluation, Authorization and Restriction of Chemicals Regulation (which may include, in the future, a restriction on per- and polyfluoroalkyl substances (PFAS) based on a recent draft released by the European Chemicals Agency (ECHA)); the
Classification and Labelling regulations applicable to hazardous chemicals; directives related to the control of major-accident hazards (the “Seveso” directives); the Industrial Emission regulations; the Waste Framework Directive; the Emission Trading
Scheme Directive; the Water Framework Directive; the Directive on Taxation of Energy Products and Electricity; and the recently adopted Urban Wastewater Treatment Directive, as well as other regulations aimed at protecting public health or preventing climate change. Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to Sanofi and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants, site restoration and compliance to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in capital expenditures as well as other costs and liabilities, thereby adversely affecting our business, results of operations or financial condition.
(3)The information in this section supplements the disclosures required under IFRS 7 as presented in Note B.8.7. to our consolidated financial statements, provided at Item 18. of this annual report.

16	SANOFI FORM 20-F 2025

PART I
ITEM 3. Key Information
Risks related to financial markets(3)
Fluctuations in currency exchange rates could adversely affect our results of operations and financial condition
Because we sell our medicines and vaccines in numerous countries, our results of operations and financial condition could be adversely affected by fluctuations in currency exchange rates. We are particularly sensitive to movements in exchange rates between the euro and the US dollar, the Japanese yen, the Chinese yuan, and currencies in emerging markets. In 2025, 50.8% of our net sales were generated in the United States, 21.0% in Europe, and 28.2% in the Rest of the World region (see the definition in “Item 5. Operating and Financial Review and Prospects — A. Operating results”), including countries that are, or may in future become, subject to exchange controls (including 6.0% in China and 3.2% in Japan). While we incur expenses in those currencies, the impact of currency exchange rates on these expenses does not fully offset the impact of currency exchange rates on our revenues. As a result, currency exchange rate movements can have a considerable impact on our earnings. When deemed appropriate and when technically feasible, we enter into transactions to hedge our exposure to foreign exchange risks. These efforts, when undertaken, may fail to offset the effect of adverse currency exchange rate fluctuations on our results of operations or financial condition. For more information concerning our exchange rate exposure, see “Item 11. Quantitative and Qualitative
Disclosures about Market Risk.”
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
Sales of our shares may cause the market price of our shares or ADSs to decline
Sales of large numbers of our shares, or a perception that such sales may occur, could adversely affect the market price for our shares and ADSs. L’Oréal, our largest shareholder, is not subject to any contractual restrictions on the sale of the shares it holds in our Company. L’Oréal does not consider its stake in Sanofi as strategic, and completed an off-market block trade representing
2.3% of our share capital which was bought back by Sanofi in February 2025. See “Item 7. Major Shareholders and Related Party
Transactions" below.
Our largest shareholder owns a significant percentage of the share capital and voting rights of Sanofi
Following our buy-back of a block of shares from L’Oréal in February 2025, and after cancellation of said shares, as of December
31, 2025 L’Oréal held 7.27% of Sanofi’s share capital and 13.10% of Sanofi’s effective voting rights (excluding treasury shares).
Individuals linked to L’Oréal currently serve on Sanofi’s Board of Directors. For as long as L’Oréal retains its interest in our share capital and voting rights, it will remain in a position to exert influence in the appointment of directors and officers of Sanofi and in other corporate actions that require shareholder approval.

SANOFI FORM 20-F 2025	17

PART I
ITEM 4. Information on the Company
Item 4. Information on the Company
Introduction
Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time.
In the remainder of this section, medicines and vaccines are referred to either by their international non-proprietary name (INN)
or their brand name, which is generally exclusive to the company that markets it. In most cases, the brand names of our medicines and vaccines, which may vary from country to country, are protected by specific registrations. In this document, medicines and vaccines are identified by their brand names used in France and/or in the US.
The segment information presented by Sanofi consists of a single operating segment: Biopharma.
The Biopharma operating segment comprises commercial operations and research, development and production activities relating to the Specialty Care, General Medicines, and Vaccines franchises plus support and corporate functions, for all geographical territories. It also includes revenues generated from the manufacture of Consumer Healthcare products invoiced to Opella Healthcare SAS (Opella), which constitutes a related party with effect from April 30, 2025, the deconsolidation date, corresponding to the closing of Sanofi's sale of a controlling stake of approximately 50% in Opella to Clayton, Dubilier & Rice
(CD&R) (for more information, see “Item 4. Information on the Company — B. Business overview — B.3 Opella”). Those revenues, which before the deconsolidation date represented intragroup transactions classified within continuing operations, are presented within Other revenues in the income statement. The Biopharma operating segment also includes the purchase price of Biopharma products manufactured by Opella.
The “Other” category comprises primarily, but not exclusively, Consumer Healthcare activities not transferred on the effective date of loss of control of Opella. These are primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028; (ii) sales made by the dedicated entity Opella Russie, of which Sanofi continues to hold the capital (Sanofi is continuing to distribute Opella products in Russian territory under a distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of that entity during the term of the distribution agreement); and (iii) sales of the Gold Bond product range, which are continuing in the US through the retained subsidiary Gold Bond LLC (holder of the associated worldwide property rights).
A. History and development of the Company
The current Sanofi company was incorporated under the laws of France in 1994 as a société anonyme, a form of limited liability company, for a term of 99 years. Since May 2011, we have operated under the commercial name “Sanofi” (formerly known as
Sanofi-Aventis). Our registered office is located at 46, avenue de la Grande Armée – 75017 Paris – France, our main telephone number is +33 1 53 77 40 00, and our website (which contains information about the company and information filed with and provided to the SEC) is www.sanofi.com. Our principal US subsidiary’s office is located at 100 Morris Street, Morristown, New
Jersey 07960 telephone: +1 (908) 981 5000.
The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.
Main events over the last three years
On March 13, 2023, Sanofi and Provention Bio, Inc. (Provention), a US-based publicly-traded biopharmaceutical company developing therapies to prevent and intercept immune-mediated diseases including type 1 diabetes, entered into an agreement under which Sanofi acquired the outstanding shares of Provention common stock for $25.00 per share in an all-cash transaction valued at approximately $2.8 billion. On April 27, 2023, Sanofi announced the completion of its acquisition of
Provention. The acquisition added Tzield/Teizeild (teplizumab), a therapy for type 1 diabetes, to our portfolio.
On May 30, 2024, Sanofi announced that it had completed the acquisition of Inhibrx, Inc. (Inhibrx), a publicly-traded, clinical-stage biopharmaceutical company focused on developing a pipeline of novel biologic therapeutic candidates in oncology and orphan diseases. The acquisition added efdoralprin (formerly INBRX-101) to Sanofi’s rare disease development portfolio. Under the terms of the merger agreement, Sanofi agreed to (i) pay Inhibrx stockholders $30 per share of Inhibrx common stock on closing of the merger (approximately $1.7 billion) and issue one non-transferable contingent value right (CVR)
per share of Inhibrx common stock, entitling its holder to receive a deferred cash payment of $5, contingent upon the achievement of certain regulatory milestones (approximately $0.3 billion, if those milestones are achieved); (ii) pay off Inhibrx’s outstanding third-party debt (approximately $0.2 billion); and (iii) contribute capital to a new publicly traded company (New
Inhibrx) (at least $0.2 billion). Since the closing of the merger, Inhibrx has become a wholly owned subsidiary of Sanofi.
Additionally, Sanofi retains a minority stake (approximately 8%) in New Inhibrx.
On October 21, 2024, Sanofi and CD&R entered into exclusive negotiations for the Opella Transaction, as defined under "—
B.3. Opella," which led to the loss of control previously exercised by Sanofi over Opella and triggered Opella's reclassification as a discontinued operation under IFRS 5 for the 2024 financial year. As a result, Opella’s post-tax profit or loss was presented

18	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
separately within the line item Net income/(loss) from discontinued operations in Sanofi’s consolidated income statement for
2024 and comparative periods. Following these negotiations, Sanofi sold a 50% controlling stake in Opella to CD&R pursuant to a share purchase agreement and a separation agreement, and on April 30, 2025, the parties closed the Opella Transaction (for more information on these agreements and the Opella Transaction, see "— B.3. Opella"). As a result of the transaction, Sanofi recognized a net gain of €2.6 billion, reported within the line item Net income from discontinued operations in the consolidated income statement. Sanofi received total net cash proceeds of €10.4 billion, presented within the line item Net cash inflow from the Opella transaction in the statement of cash flows.
On November 29, 2024, Sanofi entered into a definitive agreement with Recordati S.p.A (Recordati) for the sale of Sanofi's global rights to Enjaymo; for more information, see “Item 5. — A.1.9. Divestments.”
On May 27, 2025, Sanofi announced the completion of its acquisition of DR-0201, a targeted bispecific antibody developed by
Dren Bio, Inc., a privately held clinical-stage biopharmaceutical company; for more information, see “Item 5. — A.1.1. 2025
Overview.”
On July 18, 2025, Sanofi announced the completion of its acquisition of Blueprint Medicines Corporation (Blueprint); for more information, see “Item 5. — A.1.1. 2025 Overview.”
On August 5, 2025, Sanofi announced the completion of its acquisition of Vigil Neuroscience, Inc. (Vigil); for more information, see
“Item 5. — A.1.1. 2025 Overview.”
On September 24, 2025, Sanofi Ventures announced an additional $625 million multi-year capital commitment from Sanofi; for more information, see “Item 5. — A.1.1. 2025 Overview.”
On December 4, 2025, Sanofi announced the completion of its acquisition of Vicebio Ltd (Vicebio); for more information, see
“Item 5. — A.1.1. 2025 Overview.”
On December 19, 2025, Sanofi entered into a major strategic agreement with the US government; for more information, see “Item
5. — A.1.1. 2025 Overview.”
On December 24, 2025, Sanofi announced that it had entered into an agreement to acquire Dynavax Technologies Corporation
(Dynavax); for more information, see “Item 5. — A.1.1. 2025 Overview.”
More detailed information about these changes is provided in Note D.1. to our consolidated financial statements, included at
Item 18. of this annual report.
B. Business overview
Sanofi’s activities are organized around the following categories within the Biopharma operating segment : Immunology, Rare
Diseases, Neurology, Oncology, Other Medicines and Vaccines.
B.1. Strategy
The market context for Sanofi
Several fundamental trends continue to point to a positive outlook for the pharmaceutical industry. The global population is growing and ageing, and unmet medical needs remain high. Health needs have further increased, strengthening the key roles of innovation in R&D activities and cutting-edge manufacturing. The industry has taken steps to increase R&D productivity, with the objective of launching a higher number of innovative medicines and vaccines. Patients around the world – including a rising middle class in emerging markets – are demanding better healthcare, empowered by access to more and more information. It is a challenging time scientifically and technologically: the promise of artificial intelligence (AI) is generating new insights into how to diagnose and treat diseases, and Immunology remains a key therapeutic area with high unmet needs. Digital technologies and advanced data analytics are having a transformative effect across sales and marketing activities, R&D and manufacturing, and are acting as enablers for new businesses.
At the same time, increased geopolitical uncertainties, inflation, supply shortages, and issues around government budget tightening are expected to continue to put pressure on healthcare costs, and on the entire healthcare value chain. Although we believe that pharmaceuticals and vaccines will remain a fundamentally attractive business within that value chain, the bar for innovation will most likely continue to rise. Payers will continue to put scrutiny on prices and reimbursement criteria, and demand demonstration of real-life outcomes to confirm the efficacy of medicines and vaccines. This will be coupled with more innovative pricing and contracting practices, and more transparent pricing policies. In view of growing concerns over increasing healthcare costs across global markets, the pharmaceutical industry will be increasingly judged by its contribution to improved access for patients and to the development of innovative, highly cost-effective medicines.
Strategic framework
Further, faster for patients
We are an R&D driven, AI-powered biopharma company committed to improving people’s lives and creating compelling growth.
We apply our deep understanding of the immune system to invent medicines and vaccines that positively impact millions of
(1)In partnership with Regeneron.

SANOFI FORM 20-F 2025	19

PART I
ITEM 4. Information on the Company
patients suffering from dermatological, respiratory, gastroenterological, and other immune-mediated diseases. And we are pioneering an innovative pipeline that could benefit millions more.
We are on a mission to go further, faster for patients. We seek to take the lead through breakthrough science and by leveraging our broad set of technology and manufacturing platforms, including mRNA.
Advancing Breakthrough Science
We are working to strengthen our pipeline with a steady stream of potentially transformative therapies that could shift paradigms in treatment and prevention for people across the world.
We have a powerful toolbox of drug discovery platforms that allow us to break scientific ground in five therapeutic areas:
Immunology and Inflammation, Oncology, Rare diseases, Neurology and Vaccines.
Advancing Sustainability
Our ambition is to tackle the impact of environmental challenges on health and healthcare.  We do this by focusing on three dimensions: improving equitable and sustainable access to healthcare, reducing the environmental impact of our activities, and helping transform the delivery of care to minimize the environmental footprint of healthcare systems. Further, we work actively to embed sustainability in everything we do across the business.
This builds on our “Play to Win” strategy, organized around four key priorities: 1) focus on growth; 2) lead with innovation;
3) accelerate efficiency; and 4) reinvent how we work to drive innovation and growth.
1) Focus on growth
•Dupixent (dupilumab)(1) – By leveraging the product’s unique mechanism of action targeting the type 2 inflammation pathway and its favorable safety profile, we have raised our ambition for peak sales of Dupixent. In 2025, Dupixent received approval in the US in bullous pemphigoid (BP), as well as US and EU approval in chronic spontaneous urticaria (CSU).
•Launches – in 2025 Sanofi successfully launched Wayrilz in immune thrombocytopenia, Qfitalia in hemophilia A or B with or without inhibitors, and Nuvaxovid for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2).
•Vaccines – Sanofi has been focusing on four core franchises: Influenza and COVID-19; Meningitis, Travel and Endemics; Polio,
Pertussis and Hib (PPH) & Boosters; and RSV.
•Pipeline – We are focusing our investments on projects in immunology and Inflammation, Oncology, Rare diseases, Neurology and Vaccines.
2) Lead with innovation
We have been able to shift from a priority medicine list to a steady flow of medicines in a refocused, consistent pipeline. Our pipeline is showing potential opportunities for market-leading products.
To continue fueling our promising pipeline and to enhance our position in our core therapeutic areas, we have:
i.entered into a license agreement with ADEL, Inc. for development and commercialization rights for ADEL-Y01, which has first-in-class potential for Alzheimer's;
ii.acquired Vicebio, adding an early-stage combination vaccine candidate for RSV and HMPV;
iii.entered into a research collaboration agreement with InduPro, Inc. (InduPro or InduProTherapeutics) to collaborate on preclinical and IND-enabling research activities, as well as the right of first negotiation for InduPro’s bispecific PD-1 agonist program, currently in preclinical development for the treatment of autoimmune and inflammatory disorders;
iv.entered into a collaboration agreement with EVOQ Therapeutics, Inc. (EVOQ) establishing a partnership that enhances our immunology portfolio by integrating EVOQ’s cutting-edge Antigen Specific Immunotherapy (ASI) technology, designed to restore immune tolerance to self-antigens by selectively re-educating the immune system;
v.acquired Vigil to strengthen our early-stage pipeline in neurology with VG-3927, a novel, oral, small-molecule TREM2 agonist which will be evaluated in a Phase 2 clinical study in patients with Alzheimer’s disease;
vi.entered into a licensing agreement with VisiRNA Therapeutics, Inc. for the exclusive development and commercialization rights of plozasiran in the territory of Greater China;
vii.acquired Blueprint, adding a rare immunology disease medicine, Ayvakit/Ayvakyt (avapritinib), approved in the US and EU and the only approved medicine for advanced and indolent systemic mastocytosis (ASM & ISM);
viii.entered into a licensing agreement with Libertas Bio, Inc. (a subsidiary of Formation Bio) providing access to Gusacitinib, a dual JAK/SYK inhibitor, with the intention of exploring its potential as a second line treatment in chronic graft-versus-host disease (cGVHD) and potentially later in newly diagnosed cGvHD as a steroid free option;
ix.acquired DR-0201, a targeted bispecific myeloid cell engager, from Dren Bio, Inc., to broaden our immunology pipeline and;
x.entered into an agreement to acquire Dynavax Technologies Corporation (Dynavax), a publicly traded vaccines company with a marketed adult hepatitis B vaccine (HEPLISAV-B) and a differentiated shingles vaccine candidate.

20	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
3) Accelerate efficiency
We continue to improve our cost structure, launching efficiency initiatives across our Biopharma business to free operational resources to support R&D investment and unlock value-creation opportunities. This includes prioritizing our investments in R&D and modernizing our approach to commercial delivery.
To transform the practice of medicine, we are developing and deploying AI-powered solutions across all business units at all levels of Sanofi, not only to increase automation and efficiency, but also to fundamentally change the way we work and think. We are investing in computational tools and AI to develop a comprehensive digital healthcare platform for employees, patients and providers. AI and data science are already supporting our teams in areas such as accelerating drug discovery, improving clinical trial design, and streamlining the manufacture and supply of drugs and vaccines. We are driving a company-wide culture shift that embeds digital DNA into the fabric of our organization.
Our R&D teams are already accelerating their work: our Target Discovery engines have delivered seven novel drug targets in just one year. Our Manufacturing & Supply (M&S) teams use our AI-powered yield analytics platform, which assesses data trends from past batches, recommends production parameter adjustments and optimizes raw material use to deliver consistently higher yields. Across the value chain — from demand planning to quality assurance (QA) — AI-driven automation is being deployed to boost productivity and agility. AI tools like the Inventory Optimizer, Launch Agent, and Quality Agent are being used to enable faster, smarter decisions, from allocating production batches, to de-bottlenecking QA workflows, to optimizing launch plans for success. Our Portfolio Strategy teams are using our enterprise AI layer, Plai, for predictions and strategic recommendations to make the right decisions about our treatments to maximize patient impact.
In recent years, we have achieved key AI milestones across the business:
•in partnership with Aily Labs GmbH, we deployed the internal application Plai. Plai aggregates internal data across all functions and harnesses the power of AI to provide timely insights and personalized “what if” development scenarios to support informed decision-making. Today, over 22,000 of our employees use Plai for day-to-day decision making;
•the expansion of our accelerators continued with the official announcement of our Digital Manufacturing & Supply (M&S)
Accelerator, and talent growth in both our R&D and M&S accelerators;
•in research, we have built multiple AI programs seeking to reduce research lead-times through improved predictive modelling and automated time-sink activities, enabling our R&D teams to scale and accelerate research processes. Initial results suggest potential improvements in target identification efficiency in therapeutic areas like immunology, oncology and neurology, though actual results may vary and are subject to ongoing validation;
•in Manufacturing & Supply, we have developed an in-house AI-enabled yield optimization solution called SimpLY, which learns from past and current batch performance in an effort to enable consistently higher yield levels. This optimizes usage of raw materials, supports our environmental efforts, and enhances our cost efficiency. At our sites in France and Singapore, SimpLY analyzed over 13,000 batch runs of our anticoagulant (Lovenox/Clexane), enabling process optimizations that we estimate to have generated approximately €10 million in annual cost savings based on our internal analysis of batch performance improvements at these sites. Actual savings may vary and are subject to ongoing operational factors;
•we have partnered with FormationBio and OpenAI to develop AI-powered software to accelerate drug development, create custom drug development lifecycle solutions and bring new medicines to patients more efficiently: these AI-powered digital products rely on advanced AI models to create rich, multidimensional patient profiles, pinpoint outreach channels, and generate IRB-ready, personalized content – nearly instantly and at scale;
•in 2025, we held a Digital Month that engaged over 20,000 of our employees worldwide, with the aim of continuing to empower and inform people across our organization and drive adoption of our Digital and AI tools;
•Sanofi's internal GenAI tools are maturing rapidly: Concierge (launched in October 2024) provides access to over 20,000 data points, supports over 30,000 users and has enabled two hours weekly saved on average per user; and
• approximately 7,000 of Sanofi employees received training via GenAI courses on SanofiU, our in-house learning platform.
4) Reinvent how we work
Transformation and simplification have started, with the aim of increasing empowerment and accountability. To drive implementation of our culture built on stronger focus, inclusivity and teamwork, we have streamlined our executive leadership team around 13 members. The complete Sanofi Executive Committee now includes the three managers who head up our Global
Business Units (Specialty Care, General Medicines, and Vaccines) as well as the heads of each of the following support functions:
Research and Development; Manufacturing & Supply; Finance; People & Culture; Digital; Legal, Business Integrity & Global
Security; Corporate Affairs; and Business Operations.
In 2025, as part of the streamlining of our focus, we announced the closing of the sale to CD&R of a 50.0% controlling stake of our consumer healthcare business, Opella. We retain a significant shareholding in Opella with a 48.2% stake. Sanofi received total net cash proceeds of around €10 billion. For more information on the transaction, see "— B.3 Opella."
We introduced an updated sustainability strategy in 2025, focused on the critical nexus between health and the environment.
Our strategic focus recognizes that 70% of our medicine and vaccine portfolio and more than 75% of our pipeline target diseases are impacted by climate and environmental challenges. The AIR strategy is threefold: Access to healthcare; Impact on the environment; and Resilient healthcare systems. It aims to:
i.expand access to care for conditions affected by environmental challenges;

SANOFI FORM 20-F 2025	21

PART I
ITEM 4. Information on the Company
ii.reduce the environmental impact of our products and activities, while adapting to environmental changes; and
iii.change the delivery of care through treatments and efforts that reduce the environmental footprint of healthcare systems.
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
B.2. Biopharma segment
The sections below provide additional information on our main medicines. Our intellectual property rights over our biopharma medicines are material to our operations and are described at “B.6. Patents, Intellectual Property and Other Rights” below. As indicated in note D.22. to the consolidated financial statements, included at Item 18. of this annual report, we are involved in significant litigation concerning the patent protection of a number of these medicines. For more information on sales performance in 2025, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”
Immunology
Dupixent
Dupixent (dupilumab) is a fully human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13
(IL-13) pathways and is not an immunosuppressant. Dupilumab is jointly developed by Sanofi and Regeneron
Pharmaceuticals, Inc. (Regeneron) under a global collaboration agreement. To date, dupilumab has been studied across more than 59 completed studies and 23 ongoing studies, involving more than 12,000 patients with various chronic diseases driven in part by type 2 inflammation. The dupilumab development program has shown significant clinical benefit and a decrease in type 2 inflammation in Phase 3 studies, establishing that IL-4 and IL-13 are key and central drivers of the type 2 inflammation that plays a major role in multiple inflammatory diseases such as atopic dermatitis (AD), asthma, chronic rhinosinusitis with nasal polyposis, eosinophilic esophagitis and prurigo nodularis. Dupixent comes in either a pre-filled syringe for use in a clinic or at home by self-administration as a subcutaneous injection or in a pre-filled pen for at-home administration, providing patients with a more convenient option. Dupixent is available in all major markets including the US (since April 2017), most European Union countries
(the first launch was in Germany in December 2017), Japan (since April 2018), and China (since June 2020).
Atopic dermatitis (AD)
Moderate-to-severe AD, a form of eczema and a chronic inflammatory disease, is characterized by rashes that sometimes cover much of the body and can include intense, persistent itching and skin dryness, cracking, redness, crusting and oozing. 85% to
90% of patients first develop symptoms before five years of age, which can often continue through adulthood.
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
In 2016, the FDA granted Breakthrough Therapy designation for Dupixent for the treatment of severe AD in children aged six months to 11 years. On May 26, 2020, Dupixent was approved as the first biologic medicine for children aged 6 to 11 years with moderate-to-severe AD. Having accepted Dupixent for Priority Review in February 2022, the FDA approved Dupixent on June 7,
2022 for children aged six months to five years with moderate-to-severe AD whose disease is not adequately controlled with topical prescription therapies or when those therapies are not advisable, making Dupixent the first biologic medicine to significantly reduce signs and symptoms in children as young as six months.
The EC approved Dupixent in September 2017 for use in adults with moderate-to-severe AD who are candidates for systemic therapy, and extended the marketing authorization in August 2019 to include adolescents aged 12 to 17 years. On November 30,
2020, the EC extended the marketing authorization to children aged 6 to 11 years with severe AD and on June 28, 2021, the
Dupixent label was updated with long-term data for up to three years, reinforcing the medicine’s well-established safety profile in adults with moderate-to-severe AD. On January 27, 2023 the Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion for Dupixent, recommending expanded approval in the EU to treat severe AD in children aged six months to five years who are candidates for systemic therapy. In March 2023, Dupixent was approved by the EC as the first and only targeted medicine for children as young as six months old with severe AD.
On January 22, 2018, the Ministry of Health, Labor and Welfare (MHLW) in Japan granted marketing and manufacturing authorization for Dupixent for the treatment of AD in adults not adequately controlled with existing therapies. More recently, on
September 25, 2023 Dupixent was approved in Japan to treat patients aged six months and older with moderate-to-severe AD.
On June 19, 2020, the National Medical Products Administration (NMPA) in China approved Dupixent for adults for the treatment of moderate-to-severe AD after identifying dupilumab as an overseas medicine regarded as urgently needed in clinical practice, leading to an expedited review and approval process.

22	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
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
In addition, in December 2025, Japan granted marketing and manufacturing authorization for Dupixent for the treatment of bronchial asthma in children aged 6 to 11 years with severe or refractory disease whose symptoms are inadequately controlled with existing therapy.
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
In 2024, Sanofi initiated a Phase 3 study for children aged two to six years suffering from asthma. This parallel, two-arm Phase 3 study aims to evaluate the efficacy and long-term safety of dupilumab treatment in children with uncontrolled asthma and/or recurrent severe asthmatic wheeze.
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
In October 2019, the EC approved Dupixent for use as an add-on therapy with intranasal corticosteroids in adults with severe
CRSwNP for whom therapy with systemic corticosteroids and/or surgery do not provide adequate disease control. In
March 2020, the Japanese Pharmaceuticals and Medical Devices Agency approved Dupixent as add-on maintenance treatment for adults with inadequately controlled CRSwNP.

SANOFI FORM 20-F 2025	23

PART I
ITEM 4. Information on the Company
In September 2024, the FDA approved Dupixent as an add-on maintenance treatment for adolescent patients aged 12 to 17 years with inadequately controlled CRSwNP, expanding the initial FDA approval in CRSwNP from June 2019 for patients aged 18 years and older. The FDA evaluated Dupixent for this expanded indication under Priority Review, which is reserved for medicines that represent potentially significant improvements in efficacy or safety in treating serious conditions.
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
On December 16, 2022, the European Medicines Agency (EMA)'s CHMP adopted a positive opinion, recommending the approval of dupilumab in the EU to treat adults and adolescents with EoE. On January 30, 2023, the EC expanded the marketing authorization for Dupixent in the EU to include the treatment of EoE in adults and adolescents aged 12 years and older.
On July 14, 2022, a Dupixent Phase 3 study showed positive results in children aged one to 11 years with EoE, making this the fifth pediatric pivotal study across three type 2 inflammatory diseases to reinforce the well-established efficacy and safety profile of
Dupixent. In January 2024, Dupixent was approved by the FDA for the treatment of adult and pediatric patients aged one year or older, weighting at least 15 kilograms, with EoE. The EoE pediatric indication was approved in the EU in November 2024.
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
Study B evaluated Dupixent in adults and adolescents who remain symptomatic despite standard-of-care antihistamine treatment and are intolerant or incomplete responders to an anti-IgE therapeutic (omalizumab). Although positive numerical trends in reducing itching and hives were observed, the study met futility criteria in the pre-specified interim analysis. Further analysis following blinded completion of the study demonstrated that Dupixent met the EU primary endpoint (UAS7 at week 24).
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
In September 2024, the Dupixent confirmatory Phase 3 study (LIBERTY-CUPID Study C) met the primary and key secondary endpoints for the investigational treatment of patients with uncontrolled, biologic-naive CSU receiving background therapy with antihistamines. This positive study confirmed results from Study A, but failed to meet the ex-EU primary endpoint (ISS at week
24). Earlier in 2024, Japan was the first country in the world to approve and launch Dupixent for adult and adolescent CSU patients based on the results from Study A (February 2024), followed by approvals in the United Arab Emirates (September
2024), Brazil (November 2024), the US (April 2025), and the Kingdom of Saudi Arabia (KSA) (October 2025).

24	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
Chronic obstructive pulmonary disease (COPD)
COPD is a progressive respiratory disorder that damages the lungs and reduces lung function, making it the fourth leading cause of death worldwide. Key symptoms include persistent coughing, excessive mucus production, and shortness of breath, which can significantly affect daily activities and contribute to sleep disturbances, anxiety, and depression. COPD also imposes a major health and economic burden due to frequent acute exacerbations, often requiring treatment with systemic corticosteroids and/or antibiotics, and hospitalizations when severe. Exacerbations are also associated with lung function decline and worsened clinical burden and outcomes in a vicious cycle. While smoking and exposure to harmful particles are primary risk factors, the disease may still progress in those who have quit smoking.
Around 50% of COPD patients continue to experience exacerbations despite receiving triple inhaled therapy. In the US, approximately 300,000 individuals have inadequately controlled COPD with Type 2 Inflammation (also known as eosinophilic phenotype), a subgroup prone to a 30% increase in exacerbations and a higher risk of COPD-related hospital readmissions within a year.
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
On September 10, 2024, a pooled analysis from the BOREAS and NOTUS Phase 3 studies showed that Dupixent reduced exacerbations and improved lung function and quality of life compared to placebo in adults with uncontrolled COPD and evidence of type 2 inflammation (i.e. raised blood eosinophils). The results were presented for the first time, in collaboration with
Regeneron, at the 2024 European Respiratory Society (ERS) International Congress.
On September 27, 2024, the NMPA in China also approved Dupixent as an add-on treatment for adults with uncontrolled COPD and raised blood eosinophils. This approval similarly covers patients on combinations of ICS, LABA, and LAMA, or LABA and LAMA if ICS is not appropriate. Dupixent has now been approved for the treatment of COPD in over 30 countries, including the 27 EU member states.
On September 27, 2024, the FDA approved Dupixent as the first biologic treatment for COPD in the US. This approval, which applies to adults with inadequately controlled COPD and an eosinophilic phenotype, was based on two pivotal Phase 3 studies showing significant reductions in exacerbations and improvements in lung function and quality of life compared to placebo.
Dupixent has become the leading biologic in new-to-brand prescriptions across all its FDA-approved indications and is the most prescribed biologic by US pulmonologists.
As of October 2025, Dupixent had been approved for COPD in 53 countries and launched across 17 markets including the US,
Germany, China and Japan.
Bullous pemphigoid (BP)
BP is a chronic, debilitating and relapsing skin disease. It affects approximately 52,000 adults in the US, and is characterized by intense itch and blisters, reddening of the skin and painful lesions. It can be chronic and relapsing with underlying type 2 inflammation, and primarily affects elderly patients. The blisters and rash can form over much of the body and cause the skin to bleed and crust, resulting in patients being more prone to infection and affecting their daily functioning. Available treatment options are limited and can add to overall disease burden by suppressing a patient’s immune system.
In June 2025, Dupixent (dupilumab) was approved in the US as the only targeted medicine to treat patients with BP. The FDA approval was based on data from the pivotal Phase 2/3 ADEPT trial that evaluated the efficacy and safety of Dupixent compared to placebo in adults with moderate-to-severe BP.
ADEPT was a randomized, Phase 2/3, double-blind, placebo-controlled trial evaluating the efficacy and safety of Dupixent in 106 adults with moderate-to-severe BP for a 52-week treatment period. After randomization, patients received Dupixent or placebo every two weeks after an initial loading dose, along with oral corticosteroids (OCS) treatment. During treatment, OCS taper was initiated after patients experienced two weeks of sustained control of disease activity. OCS tapering could start between four to six weeks after randomization and was continued if disease control was maintained, with the intent of completion by 16 weeks.
After OCS tapering, patients were only treated with Dupixent or placebo for at least 20 weeks, unless rescue treatment was required.
The primary endpoint evaluated the proportion of patients achieving sustained disease remission at 36 weeks. Sustained disease remission was defined as complete clinical remission with completion of OCS taper by 16 weeks without relapse after completion of the OCS taper and no rescue therapy use during the 36-week treatment period. Relapse was defined as the appearance of three or more new lesions a month, or at least one large lesion or urticarial plaque (greater than 10 cm in diameter), that did not heal within a week. Rescue therapy could include treatment with high-potency topical corticosteroids, OCS (including increase of
OCS dose during the taper or re-initiation of OCS after completion of the OCS taper), systemic non-steroidal immunosuppressive medications or immunomodulating biologics.

SANOFI FORM 20-F 2025	25

PART I
ITEM 4. Information on the Company
Life cycle management
Dupixent is currently being evaluated in clinical development programs for diseases that are driven by type 2 inflammation. These include chronic pruritis of unknown origin (CPUO), eosinophilic gastroenteritis (EoG), ulcerative colitis (UC) and Lichen Simplex
Chronicus (LSC). See “— B.4. Global research & development.”
In August 2025, a supplemental biologics license application (sBLA) for Dupilumab for the Allergic Fungal Rhinosinusitis (AFRS)
indication, with a request for Priority Review, was submitted to the FDA and subsequently accepted for priority review in
November 2025 . The target action date for the FDA decision is February 28, 2026.
Dupixent is developed and commercialized in collaboration with Regeneron. For additional information on the collaboration, see “Item 5. Operating and Financial Review and Prospects — A.1.7. Financial Presentation of Alliances — Alliance Arrangements
with Regeneron Pharmaceuticals, Inc. (Regeneron).”
Kevzara
Kevzara (sarilumab) is a human monoclonal antibody that binds to the interleukin-6 receptor (IL-6R) and has been shown to inhibit IL-6R mediated signaling.
IL-6 is a multi-functional cytokine that acts as a critical signaling node in the complex pro-inflammatory cytokine network that underpins rheumatoid arthritis (RA), Polymyalgia rheumatica (PMR) and other immune-mediated diseases. Kevzara has been approved for RA in 39 countries. For the PMR indication, Kevzara has been approved in the US, EU, UK, Canada, and Israel. In
2024, the FDA approved Kevzara for the treatment of active polyarticular juvenile idiopathic arthritis (pJIA) , followed by the EU and UK in 2025.
Kevzara is developed and commercialized in collaboration with Regeneron. For additional information, see “Item 5. Operating and
Financial Review and Prospects — A.1.7. Financial Presentation of Alliances — Alliance Arrangements with Regeneron
Pharmaceuticals, Inc. (Regeneron).”
Rheumatoid arthritis (RA)
RA is a chronic inflammatory autoimmune disease causing inflammation, pain, and eventually joint damage and disability. Kevzara is approved in 39 countries for use in combination with disease modifying anti-rheumatic drugs (DMARDs) or as monotherapy for the treatment of moderately to severely active RA in adult patients who respond inadequately or are intolerant to DMARDs or tumour necrosis factor (TNF) antagonist.
In May 2017, the FDA approved Kevzara for the treatment of adult patients with moderately to severely active RA who have responded inadequately to, or who are intolerant to one or more DMARDs.
In June 2017, the EC granted marketing authorization for Kevzara in combination with methotrexate for the treatment of moderately to severely active RA in adult patients who have responded inadequately to – or who are intolerant to – one or more
DMARDs. Kevzara can be given as monotherapy in case of intolerance to methotrexate or when treatment with methotrexate is inappropriate.
In September 2017, Kevzara obtained manufacturing and marketing approval in Japan as a treatment for RA not responding well to conventional treatments.
Polymyalgia rheumatica (PMR)
PMR is a rheumatic inflammatory disorder characterized by pain and stiffness around the neck, shoulder and hip areas that leads to significant decline in quality of life. Kevzara is approved for the treatment of adult patients with PMR in the US, Israel, EU, UK and Canada.
In February 2023, the FDA approved Kevzara for the treatment of adult patients with PMR who have had an inadequate response to corticosteroids or who cannot tolerate a corticosteroid taper.
In November 2024, the EC granted marketing authorization for Kevzara for the treatment of PMR in adult patients who have had an inadequate response to corticosteroids, or who experience a relapse on a corticosteroid taper.
Polyarticular Juvenile Idiopathic Arthritis（pJIA）
Juvenile idiopathic arthritis (JIA) is an umbrella-term describing a heterogeneous group of conditions characterized by chronic arthritis beginning before the age of 16 years, persisting for at least 6 weeks, and having no other identifiable cause. Polyarticular
JIA includes a blend of patients with a wide spectrum of etiologic risk factors, unique disease course, and therapeutic challenges.
In June 2024, the FDA approved Kevzara for treatment of active pJIA in patients who weigh 63 kilograms or more.
In January 2025, the EC granted marketing authorization for Kevzara for the treatment of active pJIA in patients aged two years and older. Kevzara is indicated for those who have not responded adequately to previous therapies with conventional synthetic
DMARDs. Kevzara may be used as monotherapy or in combination with methotrexate. The treatment is administered as an injection under the skin once every two weeks, and is effective in reducing inflammation and improving symptoms associated with pJIA.

26	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
Rare diseases
Cerezyme
Cerezyme (imiglucerase) is an enzyme replacement therapy (ERT) used to treat Gaucher disease, a chronic, inherited, progressive and potentially life-threatening lysossomal storage disorder (LSD). Gaucher disease is caused by a deficiency of the enzyme glucocerebrosidase; this causes a fatty substance called glucosylceramide (also called GL-1) to build up in certain areas of the body including the spleen, liver, and bone. Gaucher disease exhibits diverse manifestations, a broad range of onset of symptoms, and a wide clinical spectrum of disease severity. It is estimated that Gaucher disease occurs in approximately one in
120,000 newborns in the general population and one in 850 in the Ashkenazi Jewish population worldwide, but incidence and patient severity vary among regions. Cerezyme has been marketed in the US since 1994, in the EU since 1997, in Japan since 1998 and in China since 2008, and is approved to treat type 1 Gaucher disease in more than 85 countries. It has also been approved to treat the systemic symptoms of type 3 Gaucher disease in most non-US markets, including the EU and Japan.
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
Nexviazyme/Nexviadyme
Nexviazyme/Nexviadyme (avalglucosidase alfa-ngpt) is a novel mannose-6-phosphate (M6P) enriched ERT treatment designed as a monotherapy for the entire spectrum of infantile-onset and late-onset Pompe disease (IOPD, LOPD), including patients who have changed treatments and naive patients, who have not received treatment previously. Nexviazyme/Nexviadyme is scientifically designed to specifically target the M6P receptor, the key pathway for ERT, to effectively clear glycogen build-up in muscle cells. It helps replace the GAA enzyme for people whose bodies do not produce enough. Investment in the clinical development of Nexviazyme is continuing, with an ongoing Phase 3 study in treatment-naive IOPD patients aged less than
12 months. Nexviazyme/Nexviadyme is administered as a monotherapy every two weeks.
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
under-diagnosed condition. Prevalence estimates vary across regions. Classic FD mutations are estimated to be approximately
1:40,000 in males with more wide-ranging estimates for non-classic in both males and females. Fabrazyme has been marketed in the EU since 2001 and in the US since 2003 and is approved in more than 70 countries.

SANOFI FORM 20-F 2025	27

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
Xenpozyme has to date been commercialized in 26 countries, however only 15 of those have full reimbursement by payers. By
2030, it is anticipated that Xenpozyme will have been launched in many additional markets worldwide.
Wayrilz
Wayrilz (rilzabrutinib) is the first oral reversible Bruton’s tyrosine kinase (BTK) inhibitor for immune thrombocytopenia (ITP) that helps address the root cause of disease through multi-immune modulation. BTK, expressed in B cells, macrophages and other innate immune cells, plays a critical role in multiple immune-mediated disease processes and inflammatory pathways. With the application of Sanofi’s TAILORED COVALENCY technology, Wayrilz can selectively inhibit the BTK target while potentially reducing the risk of off-target side effects.
Wayrilz is being studied across a variety of rare or inflammatory diseases, including warm autoimmune hemolytic anemia (wAIHA),
IgG4-related disease (IgG4-RD), and sickle cell disease (SCD). These additional indications are currently under investigation and have not been approved by regulatory authorities.
ITP is a disease of complex immune dysregulation that causes low platelet counts (less than 100,000/μL), resulting in a variety of bleeding symptoms and high risk of thromboembolism. Beyond bruising and bleeding, which can include potentially life-
threatening episodes like intracranial hemorrhage, people living with ITP may experience reduced quality of life, including physical fatigue and cognitive impairment.
The FDA has approved Wayrilz for adults with persistent or chronic ITP who have had an insufficient response to a previous treatment. The approval was based on the pivotal LUNA 3 Phase 3 study, in which Wayrilz met the primary and secondary endpoints, showing a positive impact on sustained platelet counts and other ITP symptoms, like fatigue. Wayrilz has also been approved in the United Arab Emirates. The EC has approved Wayrilz as a new treatment for ITP in adult patients who are refractory to other treatments, following a positive opinion from the European Medicines Agency's Committee for Medicinal
Products for Human Use (CHMP). Wayrilz has received Fast Track and Orphan Drug Designations (ODD) from the FDA for ITP, with similar orphan designations in Japan and the EU. Most recently, the FDA has granted Wayrilz an ODD for three additional rare diseases: wAIHA, IgG4-RD, and SCD. Wayrilz has also received FDA Fast Track Designation in IgG4-RD and wAIHA, and
European Medicines Agency orphan designation in IgG4-RD.
ALTUVIIIO
ALTUVIIIO (Antihemophilic Factor Recombinant, Fc-VWF-XTEN Fusion Protein) is a first-in-class high-sustained factor VIII therapy that is designed to extend protection from bleeds with once-weekly prophylactic dosing for adults and children with hemophilia A. Hemophilia A is a rare, x-linked genetic bleeding disorder characterized by a deficiency of functional coagulation factor VIII, resulting in a prolonged patient plasma-clotting time. As a consequence, people with hemophilia A bleed for a longer time than normal.
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
ALTUVIIIO was first approved in February 2023 by the FDA, which had previously granted Breakthrough Therapy designation in
May 2022 (the first factor VIII therapy to receive this designation); fast-track designation in February 2021; and Orphan Drug designation in 2017. ALTUVIIIO has since been approved the by regulatory authorities in Canada, Japan, Taiwan, Macau and Hong
Kong, and has been commercialized in Japan and Taiwan. The European Commission (EC) granted Orphan Drug designation in
June 2019 and a marketing authorization application was filed with the European Medicines Agency (EMA) in May 2023.
ALTUVOCT (the brand name of ALTUVIIIO in Europe) received EC marketing authorization in June 2024.

28	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
ALTUVIIIO is developed and commercialized in collaboration with Swedish Orphan Biovitrum AB (Sobi), whose territories include
Europe, Russia, the Middle East, and some countries in North Africa.
Eloctate
Eloctate (Antihemophilic Factor Recombinant, Fc fusion protein) is an extended half-life factor VIII therapy clotting-factor therapy to control and prevent bleeding episodes in adults and children with hemophilia A. In the US, it is indicated for use in adults and children with hemophilia A for on-demand treatment and control of bleeding episodes, perioperative management of bleeding, and routine prophylaxis to reduce the frequency of bleeding episodes.
Eloctate temporarily replaces the missing coagulation Factor VIII by intravenous injection.
We market Eloctate primarily in the US (since 2014), Japan, Canada, Australia, South Korea, Taiwan and Hong Kong/Macau.
Eloctate is developed and commercialized in collaboration with Sobi, whose territories include Europe, Russia, the Middle East, and some countries in North Africa.
Alprolix
Alprolix (coagulation Factor IX recombinant, Fc fusion protein) is an extended half-life factor IX clotting-factor therapy to control and prevent bleeding episodes in adults and children with hemophilia B. In the US, it is indicated for use in adults and children with hemophilia B for on-demand treatment and control of bleeding episodes, perioperative management of bleeding, and routine prophylaxis to reduce the frequency of bleeding episodes.
Hemophilia B is a rare, x-linked genetic bleeding disorder characterized by a deficiency of functional coagulation Factor IX, resulting in a prolonged patient plasma-clotting time. As a consequence, people with hemophilia B bleed for a longer time than normal. Alprolix temporarily replaces the missing coagulation Factor IX by intravenous injection.
We market Alprolix primarily in the US (since 2014), Japan, Canada, Australia, New Zealand, South Korea, Taiwan and
Hong Kong/Macau.
Alprolix is developed and commercialized in collaboration with Sobi, whose territories include Europe, Russia, the Middle East, and some countries in North Africa.
Qfitlia
Qfitlia (fitusiran) is a first-in-class antithrombin lowering therapy indicated for routine prophylaxis to prevent or reduce the frequency of bleeding episodes in adult and pediatric patients aged 12 years and older with hemophilia A or B with or without factor VIII or IX inhibitors. Hemophilia A and B are rare, x-linked genetic bleeding disorders characterized by a deficiency of functional coagulation factor VIII or IX, respectively, resulting in a prolonged patient plasma-clotting time. Consequently, people with hemophilia A or B bleed for a longer time than normal.
Qfitlia is a small interfering RNA therapeutic designed to lower antithrombin, a protein that inhibits blood clotting, with the goal of promoting thrombin generation to rebalance hemostasis and prevent bleeds. Qfitlia utilizes Alnylam Pharmaceutical, Inc.’s
ESC-GalNAc conjugate technology, which enables subcutaneous dosing every other month.  It is administered via subcutaneous injection with a convenient, prefilled pen for the 50 mg dose.
Qfitlia has received approval from the FDA, which had previously granted it Breakthrough Therapy designation, Fast Track designation and Orphan Drug designation. Qfitlia has also been approved by regulatory authorities in the UAE, Macao and China.
Qfitlia is sold under license from Alnylam Pharmaceuticals, Inc.
Cablivi
Cablivi (caplacizumab) is a bivalent anti-von Willebrand Factor (vWF) NANOBODY® VHH for the treatment of patients experiencing an episode of acquired thrombotic thrombocytopenic purpura (aTTP). Depending on the country, Cablivi is approved in adults only or in adults and pediatric population aged 12 years and above. Cablivi is the first and a best-in-class treatment reducing aTTP morbidities and mortality to improve and save lives. Cablivi treatment results in the inhibition of microthrombi formation and preventing organ damage.
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
Cablivi was granted marketing authorization in Europe by the EC in September 2018; in the US by the FDA in February 2019; and in
Japan by the Japanese Pharmaceutical and Medical Devices Agency (PMDA) in September 2022. Cablivi is currently commercially available in 28 countries including the US, the majority of European countries, Switzerland, Brazil, Colombia, Japan and five Greater Gulf region states. Recently, Cablivi obtained Regulatory BLA approval in China following priority review.
Additional commercial launches are ongoing.
Cablivi was developed by Ablynx, a Sanofi company since mid-2018.

SANOFI FORM 20-F 2025	29

PART I
ITEM 4. Information on the Company
Ayvakit/Ayvakyt
Ayvakit/Ayvakyt (generic name: avapritinib) is a small-molecule tyrosine kinase inhibitor (TKI) that works by selectively inhibiting mutant forms of KIT (D816V mutation) and PDGFRA (platelet-derived growth factor receptor alpha; D842V mutation) kinases.
Ayvakit/Ayvakyt has been indicated for treatment of adults with unresectable, metastatic gastrointestinal stromal tumors (GIST), and with advanced and indolent systemic mastocytosis (SM). The FDA has granted three breakthrough therapy designations to
Ayvakit. The medicine has received orphan drug designations from the FDA and orphan medicinal product designations from the
EMA for the treatment of advanced and indolent systemic mastocytosis and unresectable or metastatic GIST.
Ayvakit was first approved by the FDA in January 2020 for the treatment of adults with unresectable or metastatic GIST harboring a PDGFRA exon 18 mutation, including PDGFRA D842V mutations. PDGFRA exon 18 mutations, including the PDGFRA
D842V mutation, are primary drivers of disease in a subset of patients with GIST. Ayvakit is the only approved medicine for patients with PDGFRA D842V-driven GIST. The medicine received EMA conditional marketing authorization as Ayvakyt for the treatment of adults with unresectable or metastatic GIST harboring a PDGFRA D842V mutation in September 2020.
Ayvakit was FDA approved for the treatment of adults with advanced SM in June 2021 and indolent SM (ISM) in May 2023. The medicine received EMA approval under the brand name Ayvakyt for the treatment of adults with advanced SM, including aggressive SM (ASM), SM with an associated hematological neoplasm (SM-AHN) or mast cell leukemia (MCL), after at least one systemic therapy, and adults with ISM with moderate to severe symptoms inadequately controlled on symptomatic treatment. It is the only medicine approved across the spectrum of advanced and indolent systemic mastocytosis (SM). For patients with SM, the KIT D816V mutation leads to uncontrolled proliferation and activation of mast cells, resulting in chronic, severe and often unpredictable symptoms across multiple organ systems. In addition, advanced SM is associated with organ damage due to mast cell infiltration and poor survival.
Ayvakit was developed and is marketed by Blueprint Medicines, a Sanofi company. Globally, Ayvakit is approved for one or more indications in more than 35 countries worldwide, including China where it has been developed and commercialized by CStone
Pharmaceuticals.
Neurology
Aubagio
Aubagio (teriflunomide) is used to help manage multiple sclerosis (MS). This small molecule agent, taken once daily, works by reducing inflammation and modulating the immune system to prevent the immune attacks that cause MS symptoms.
Aubagio is approved in over 80 countries, including the US (since September 2012) for relapsing forms of MS; the EU (since
August 2013) for adult relapsing remitting MS; and China (since July 2018). In June 2021, the EC approved Aubagio for the treatment of pediatric patients aged 10 to 17 years with relapsing-remitting multiple sclerosis (RRMS).
In 2017, Sanofi reached settlement with all 20 generic Aubagio ANDA first filers, granting royalty-free licenses to enter the US market on March 12, 2023. In the EU, the first generic competitors to Aubagio became available in September 2023.
Oncology
Sarclisa
Sarclisa (isatuximab) is a differentiated anti-CD38 monoclonal antibody that targets a specific epitope on CD38, exerting antitumor effects through multiple mechanisms of action. It is approved in nearly 60 countries for four indications in both newly diagnosed (NDMM) and relapsed refractory multiple myeloma (RRMM).
Sarclisa was first approved in the US in March 2020 in combination with pomalidomide and dexamethasone for the treatment of adults with RRMM who have received at least two prior therapies including lenalidomide and a proteasome inhibitor. In Europe, the EC granted approval in May 2020 for Sarclisa in combination with pomalidomide and dexamethasone for the treatment of adult patients with RRMM who have received at least two prior therapies including lenalidomide and a proteasome inhibitor and have demonstrated disease progression on the last therapy. In early 2025, Sarclisa in combination with pomalidomide and dexamethasone was approved by the NMPA in China for the treatment of adult patients with MM who have received at least one prior line including lenalidomide and proteasome inhibitor, representing the first indication of Sarclisa approved in China.
In March 2021, Sarclisa received approval in the US for a label extension in combination with carfilzomib and dexamethasone for the treatment of adults with RRMM who have received one to three prior lines of therapy. In Europe, the EC approved this combination in April 2021 for the treatment of adult patients with MM who have received at least one prior therapy. The Japanese
MHLW granted approval for Sarclisa in November 2021 in combination with carfilzomib and dexamethasone, in combination with dexamethasone, and as monotherapy for RRMM patients.
Sarclisa was approved in the US in September 2024, in Europe in January 2025, and as the second indication in China in January
2025 in combination with bortezomib, lenalidomide and dexamethasone for the treatment of adults with NDMM who are not eligible for autologous stem cell transplant (ASCT). In July 2025, Sarclisa received approval in Europe in combination with bortezomib, lenalidomide, and dexamethasone (VRd) for the induction treatment of adult patients with NDMM who are eligible for ASCT.
The Phase 3 IRAKLIA study investigating a new subcutaneous (SC) formulation with an on-body injector (OBI) was initiated in the second half of 2022 in over 20 countries. The study has reported positive results, meeting its co-primary endpoints. This new formulation is currently under regulatory review with agencies worldwide.

30	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
Finally, Sarclisa is currently being investigated in multiple clinical studies, including trials in smoldering multiple myeloma, as a stand-alone maintenance indication, and in combination with several innovative agents in MM through an umbrella Phase 1/2 study.
Jevtana
Jevtana (cabazitaxel), a chemotherapy drug and cytotoxic agent, is a semi-synthetic second-generation taxane that prevents many cancer cells from dividing, which ultimately results in destroying many such cells. It is approved in combination with prednisone for the treatment of patients with metastatic castration-resistant prostate cancer previously treated with a docetaxel-containing treatment regimen. Jevtana was granted marketing authorization by the FDA in June 2010, by the EC in
March 2011, and in Japan in July 2014. The medicine is marketed in over 75 countries. In Europe, generic competition started for
Jevtana from the end of March 2021. In the US, the Jevtana composition of matter patent expired in September 2021. Sanofi pursued patent litigation under the US Hatch-Waxman Act against generic manufacturers. Most cases were settled. Sanofi went to trial against the remaining defendant, Sandoz, on one of the patents in January 2023; see Note D.22.b. to the consolidated financial statements, included at Item 18. of this annual report. The district court issued a final judgment in favor of Sanofi; on
August 2, 2023, Sandoz appealed to the Court of Appeals for the Federal Circuit. On October 5, 2023, Sanofi and Sandoz filed a joint stipulation voluntarily dismissing Sandoz’s Appeal, bringing this matter to conclusion.
Fasturtec/Elitek
Fasturtec/Elitek is used for the management of plasma uric levels in patients with leukemia, lymphoma, and solid tumor malignancies receiving anticancer therapies.
Other medicines
Lantus
Lantus (insulin glargine 100 units/mL) is a long-acting analog of human insulin, indicated for once-daily administration for the treatment of diabetes mellitus in adults, adolescents and children aged two years and above. Approved in the US and the EU in
2000 and in Japan in 2008, Lantus is available in over 130 countries. Two insulin glargine biosimilars are available in the US and two in European markets.
Toujeo
Toujeo (insulin glargine 300 units/mL) is a long-acting analog of human insulin, indicated for the treatment of diabetes mellitus in adults. Toujeo has been granted marketing authorization by the FDA (February 2015), the EC (April 2015), and the MHLW in
Japan, where its approved brand name is Lantus XR (July 2015). Toujeo has been launched in over 60 countries, including China since 2020. In January 2020, the EC approved an expansion of the indication to include the treatment of diabetes in adolescents and children (aged six years and above).
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
Lovenox/Clexane
Lovenox or Clexane (enoxaparin sodium) is a low molecular weight heparin (LMWH) indicated for the prophylaxis and treatment of venous thromboembolism and for acute coronary syndrome. In the US, enoxaparin generics are available, while biosimilar enoxaparin medicines have gradually become available across various countries in Europe and the Rest of the World region, including China. Lovenox or Clexane is marketed in over 100 countries.
Plavix/Iscover
Plavix or Iscover (clopidogrel bisulfate) is a platelet adenosine diphosphate (ADP) receptor antagonist, indicated for preventing atherothrombotic events in patients with a history of recent myocardial infarction (MI), recent ischemic stroke or established peripheral arterial disease (PAD), and for patients with acute coronary syndrome (ACS). Plavix is also indicated in combination with acetylsalicylic acid (ASA) for the prevention of atherothrombotic and thromboembolic events in atrial fibrillation, including stroke.
CoPlavix/DuoPlavin, a fixed-dose combination of clopidogrel bisulfate and ASA, is indicated for the prevention of atherothrombotic events in adult patients with acute coronary syndrome who are already taking both clopidogrel and ASA.
Several clopidogrel bisulfate generics have been launched in most markets. Plavix or Iscover are available in over 110 countries.
Sanofi is involved in two Plavix medicine lawsuits. See Note D.22.c. to our consolidated financial statements, included at Item 18.
of this annual report.
Rezurock
Rezurock (belumosudil) is a first-in-class selective ROCK2 (rho-associated coiled-coil–containing protein kinase-2) inhibitor. It was approved in July 2021 by the FDA for the treatment of adult and pediatric patients aged 12 years and older with chronic graft-versus-host disease (GVHD) after failure of at least two prior lines of systemic therapy. In addition to robust adoption in the
US, Rezurock has been approved by health authorities in 20 countries. It is marketed in Japan, South Korea and Thailand by partner Romeck Pharma. Early Access or Managed Access Programs are available in 28 countries. Rezurock has become the standard of care treatment for chronic GVHD in the indicated setting across launched markets, further exemplified by significant

SANOFI FORM 20-F 2025	31

PART I
ITEM 4. Information on the Company
uptake in China where over 8,600 patients have been prescribed Rezurock since the NRDL listing in January 2025. On
January 30, 2025, Sanofi received a positive opinion from the European Medicines Agency's Committee for Medicinal Products
for Human Use (CHMP) on conditional marketing authorization, following a re-examination of Rezurock for the treatment of chronic GVHD in late line therapy. This represents a significant milestone in addressing the high unmet medical needs of EU patients living with chronic GVHD. Sanofi is currently developing an oral suspension to support pediatric studies. The pivotal Phase
3 study (ROCKaspire) for Rezurock is currently enrolling patients for the treatment of chronic lung allograft dysfunction (CLAD)
post bilateral lung transplant. Sanofi has discontinued the ROCKnrol-1 Phase 3 study in newly diagnosed chronic GVHD patients based on a pre-specified interim futility analysis.
Praluent
Praluent (alirocumab) is a human monoclonal antibody (mAb) for self-administered injection every two weeks or once-monthly. It blocks the interaction of proprotein convertase subtilisin/kexin type 9 (PCSK9) with low-density lipoprotein (LDL) receptors, increasing the recycling of LDL receptors and reducing LDL cholesterol levels. Praluent is indicated as an adjunct to diet and maximally tolerated statin therapy in certain adult patients and in pediatric patients eight years of age and older with heterozygous familial hypercholesterolaemia (HeFH) with uncontrolled LDL cholesterol. Praluent has been approved in more than
60 countries worldwide, including the US (in 2015) and the European Union (in 2015). In 2018, the FDA approved a Praluent label update for patients currently requiring LDL apheresis therapy. In March 2019 in the EU and in April 2019 in the US, Praluent was
approved for use in adults with established cardiovascular disease to reduce the risk of cardiovascular events. In November 2023, following a positive review by the EMA, the EC approved a Praluent label update for pediatric HeFh patients aged eight years and older. In December 2019, Praluent was approved in China, where it started to be commercialized in May 2020. Since April 2020,
Regeneron has been responsible for commercialization of Praluent in the US, and Sanofi has been responsible for all other markets outside the US. For additional information on the commercialization of this medicine, see “Item 5. Operating and
Financial Review and Prospects — A.1.7. Financial Presentation of Alliances — Alliance Arrangements with Regeneron
Pharmaceuticals, Inc. (Regeneron).”
Thymoglobulin
Thymoglobulin (anti-thymocyte globulin) is a polyclonal anti-human thymocyte antibody preparation that acts as a broad immunosuppressive and immunomodulating agent. In the US, Thymoglobulin is indicated for the prophylaxis and/or treatment of acute rejection in patients receiving a kidney transplant, used in conjunction with concomitant immunosuppression. Outside the US, depending on the country, Thymoglobulin is indicated for the treatment and/or prevention of acute rejection in organ transplantation; immunosuppressive therapy in aplastic anemia; and the treatment and/or prevention of Graft-versus-Host
Disease (GvHD) after allogeneic hematopoietic stem cell transplantation. Thymoglobulin is marketed in over 65 countries.
Aprovel/Avapro/Karvea
Aprovel, also known as Avapro or Karvea (irbesartan), is an angiotensin II receptor antagonist indicated for hypertension and for renal disease in patients with hypertension and type 2 diabetes. Sanofi also markets CoAprovel/Avalide/Karvezide, a combination of irbesartan and the diuretic hydrochlorothiazide. A combination with amlodipine (Aprovasc, Aprexevo, Aproxxamlo) has been launched in several countries.
Irbesartan generics are available in most markets. Aprovel and CoAprovel are marketed in over 80 countries. In Japan, the medicine is licensed to Shionogi Co. Ltd and BMS KK, which sublicensed to Dainippon Pharma Co. Ltd.
Multaq
Multaq (dronedarone) is an oral anti-arrhythmic multichannel blocker indicated for preventing atrial fibrillation recurrences in patients with a history of paroxysmal or persistent atrial fibrillation. Multaq was approved in the US and in the EU in 2009.
Multaq is available in approximately 35 countries.
Soliqua – Suliqua
Soliqua 100/33 or Suliqua is a once-daily fixed-ratio combination of insulin glargine 100 Units/mL, a long-acting analog of human insulin, and lixisenatide, a GLP-1 receptor agonist. The FDA approved Soliqua 100/33 in November 2016 for the treatment of adults with type 2 diabetes inadequately controlled on basal insulin (less than 60 units daily) or lixisenatide; and in February 2019 for patients uncontrolled on oral antidiabetic medicines. In January 2017, Suliqua (the medicine’s brand name in Europe) was approved for use in combination with metformin with or without SGLT-2 inhibitors for the treatment of adults with type 2 diabetes to improve glycemic control, when this had not been provided either by metformin alone or by metformin combined with another oral glucose-lowering medicine or with basal insulin. The EU label was updated in 2024 to include “with or without
SGLT2 inhibitors”. In Japan, Soliqua was approved in May 2020 for type 2 diabetes mellitus, where treatment with insulin is required. In China, Soliqua was approved in January 2023 for the treatment of adults with insufficiently controlled type 2 diabetes mellitus to improve glycemic control as an adjunct to diet and exercise in addition to other oral antidiabetic drugs. Soliqua received NRDL status in China in December 2023. Soliqua is available in over 40 countries and approved in over 80 countries.
Mozobil
Mozobil (plerixafor injection) is a hematopoietic stem cell mobilizer. It is indicated in combination with granulocyte-colony stimulating factor (G-CSF) to mobilize hematopoietic stem cells to the peripheral blood for collection and subsequent autologous transplantation in patients with non-Hodgkin’s lymphoma (NHL) and MM. Mozobil is marketed in over 65 countries. Generic
Mozobil has been available in the US since the end of 2023, and in Europe since 2024.

32	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
Tzield/Teizeild
Tzield (teplizumab) is a CD3-directed antibody (CD3 is a cell surface antigen present on T lymphocytes). It was approved by the
FDA in November 2022 to delay the onset of Stage 3 type 1 diabetes (T1D) in adults and pediatric patients aged eight years and older with Stage 2 type 1 diabetes. It was approved in Israel, the United Arab Emirates, Saudi Arabia, Kuwait, the UK and Canada
during 2024 and 2025, and in January 2026 by the EC for the same indication under the brand name Teizeild. The medicine is currently marketed in the US, Israel, the United Arab Emirates, Saudi Arabia, Kuwait, Canada and the UK. It is currently in development for further indications, including treatment of patients already at Stage 3 (clinical onset) type 1 diabetes, as well as pediatric patients aged zero to seven at Stages 2 and 3 type 1 diabetes. The FDA accepted for priority review the sBLA for Tzield to expand the current age indication from eight years and above, to as young as one year old and above to delay the onset of stage 3 T1D in patients diagnosed with stage 2 T1D. The sBLA is supported by the positive interim one-year data from the ongoing PETITE-T1D phase 4 study, evaluating the safety and pharmacokinetics of Tzield in young children. Tzield is also under review in the US to delay the progression of stage 3 T1D in adults and children eight years of age and older recently diagnosed with stage 3 T1D. The FDA nominated Tzield for the Commissioner's National Priority Voucher pilot program based on its potential to address a large unmet medical need. Early Access Programs and Managed Access Programs are available in several European countries.
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
As influenza strains can vary from one season to the next, the World Health Organization (WHO) selects the strains to be included in influenza vaccines for each season. For the 2024 season, the WHO recommended moving from quadrivalent influenza vaccines including two A strains and two B strains back to trivalent influenza vaccines including two A strains and one B strain, as it was considered that the B Yamagata strains were no longer circulating. Manufacturers have therefore progressively moved back from quadrivalent to trivalent influenza vaccines. In 2025, Sanofi switched to trivalent in most geographies.
Fluzone High-Dose, designed specifically to provide greater protection against influenza for people aged 65 years and older, was approved by the FDA in November 2019 in its quadrivalent formulation. The high-dose vaccine was also approved in the EU in the second quarter of 2020, under the name Efluelda, indicated for adults aged 60 years and above. Both Fluzone High-Dose and
Efluelda have been available since the 2020/21 influenza season. To date, this vaccine has been distributed to more than
25 countries worldwide. Fluzone High-Dose/Efluelda (trivalent formulation) includes two A strains and only one B strain. In
October 2025, The Lancet published new data from the FLUNITY-HD study showing Fluzone High-Dose significantly reduced the risk of hospitalization in adults aged 65 years and older compared to standard-dose influenza vaccines. FLUNITY-HD is the largest influenza vaccine effectiveness study of individually randomized older adults, with nearly half a million participants across three influenza seasons.
Flublok is a trivalent recombinant protein-based influenza vaccine licensed in the US, Hong Kong and Australia; this same recombinant protein-based influenza vaccine is also licensed under the brand name Supemtek in the United Kingdom. Flublok is indicated for individuals aged nine years and older in the US and for adults aged 18 and older in other countries.
Fluzone trivalent is an inactivated trivalent influenza vaccine (TIV), produced in the US, containing two type A antigens and one type B antigen. Fluzone trivalent is available in five countries (including the US) for children aged over six months, adolescents and adults.
Vaxigrip is a trivalent influenza vaccine, containing two antigens against type A influenza viruses and one antigen against type B influenza viruses.
VaxigripTetra is the quadrivalent (QIV) version of Vaxigrip, including two antigens against A strains of influenza viruses and two antigens against B strains, and is produced in France. Vaxigrip Tetra was licensed in 2016 and has been approved in more than
90 countries. Following the new WHO recommendations, countries have switched back to Vaxigrip (trivalent) for the coming seasons.
COVID Vaccine
In 2025, Sanofi started to commercialize the recombinant adjuvanted COVID-19 vaccine Nuvaxovid, developed by Novavax.
Sanofi is now the market authorization holder for this vaccine in the US, the EU and the United Kingdom, leading the commercialization of Nuvaxovid in the US for the 2025-26 season and expanding to other markets from the 2026-27 season and beyond.

SANOFI FORM 20-F 2025	33

PART I
ITEM 4. Information on the Company
Poliomyelitis, pertussis and hemophilus influenzae type b (Hib) pediatric vaccines
Sanofi is one of the key players in pediatric vaccines in both developed and emerging markets, with a broad portfolio of standalone and combination vaccines protecting against up to six diseases in a single injection. Due to the diversity of immunization schedules throughout the world, vaccines can be either quadrivalent, pentavalent, or hexavalent according to regional specificities.
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
Pentacel, a pediatric combination vaccine protecting against diphtheria, tetanus, pertussis, polio and Hemophilus influenzae type b (Hib), was launched in the US in 2008.
Quadracel is a vaccine indicated for active immunization against diphtheria, tetanus, pertussis and polio, used in children aged four through six years as a fifth dose in the diphtheria, tetanus, pertussis vaccination (DTaP) series, and as a fourth or fifth dose in the IPV series. It was launched in the US in 2017.
ACT-HIB is a standalone vaccine protecting against Hib, and is mainly distributed in the US in conjunction with pertussis combination vaccines that do not contain the Hib valence.
Sanofi is a leading provider of polio vaccines and has been a partner of the Global Polio Eradication Initiative (GPEI) for over
30 years. Since Sanofi launched its first IPV, more than 1.5 billion doses have been distributed worldwide.
Booster vaccines
Adacel is the leading trivalent booster vaccine offering protection against diphtheria, tetanus and pertussis (Tdap). The vaccine can be used from four years of age following primary immunization and is the first Tdap vaccine indicated for use during pregnancy for protection against pertussis in newborns. It is available in approximately 70 countries including the US and other countries, mostly in Europe, Asia and Latin America. Recently, Adacel has been introduced in additional countries that are implementing new vaccination programs, particularly focusing on maternal immunization.
Repevax/Adacel-Polio is a combination vaccine that provides protection against diphtheria, tetanus, pertussis and polio. It is the first Tdap-IPV vaccine indicated for use during pregnancy for protection against pertussis in newborns. It is currently marketed in approximately 25 countries outside the US, with a strong focus on European markets (such as France and Germany).
Respiratory syncytial virus (RSV) protection
In 2023, Sanofi launched Beyfortus (nirsevimab-alip), a long-acting monoclonal antibody designed to protect all infants against
RSV. It is indicated for the protection of neonates and infants born during or entering their first RSV season, and for children up to
24 months who remain particularly vulnerable to severe RSV in their second RSV season.
Beyfortus is licensed in numerous countries and has now been launched in more than 45 countries, including in North America,
Europe, China and Japan. Real world data from countries such as the US, Spain and France have confirmed and even surpassed the outstanding efficacy data generated during the clinical development of this monoclonal antibody. Many more countries are expected to implement all-infant protection programs in the future. Sanofi and AstraZeneca plc (AstraZeneca) entered into an agreement in 2017 to develop and commercialize Beyfortus, under which AstraZeneca leads development and manufacturing activities and Sanofi leads commercialization activities and records revenues. Sanofi will continue to expand Beyfortus in new geographies across Europe, Asia and Latin America.

34	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
Meningitis and travel & endemic vaccines
Menactra, the first quadrivalent conjugate vaccine against meningococcal meningitis (serogroups: A, C, Y, and W-135), one of the deadliest forms of meningitis, is indicated for people aged nine months through 55 years. Since launch, it has become a strong leader in the meningitis quadrivalent market. It is commercialized in a large number of countries (excluding Europe). Menactra was the first fully liquid (no reconstitution needed) meningitis quadrivalent conjugated vaccine, and more than 150 million doses of this vaccine have been distributed since launch.
MenQuadfi is a novel fully-liquid meningococcal quadrivalent conjugated vaccine expected to have a broad age indication from infants (six weeks) to the elderly, with flexible dosing schedules. MenQuadfi has demonstrated consistent, long-lasting immune responses across serogroups A, C, W and Y, with demonstrated superiority for serogroup C in toddlers versus comparators
(standard-of-care in multiple markets in Europe and internationally), while offering a favorable safety profile. Over time,
MenQuadfi will fully replace Menactra. The product is currently approved and available across multiple markets worldwide, with over 23 million doses distributed since launch. In the US, regulatory approval extends to individuals aged six weeks and above, following the FDA label extension granted in May 2025.
Sanofi provides a comprehensive portfolio of travel and endemic vaccines, including yellow fever, rabies, typhoid and hepatitis A vaccines. These vaccines are used by diverse populations, from populations in endemic regions to travelers and military personnel from non-endemic regions. Those vaccines are the foundation for important partnerships with governments and organizations such as UNICEF. Sanofi is currently investing in next-generation rabies and yellow fever vaccines to address evolving public health needs.
Vaxelis
Vaxelis is a hexavalent combination vaccine protecting against diphtheria, tetanus, pertussis, polio, Hib and hepatitis B. This vaccine (developed and distributed in partnership with Merck & Co., Inc.) was approved in 2016 by the EC and is distributed in various EU countries either by Sanofi or by MSD. Vaxelis was approved by the FDA in December 2018, becoming the first hexavalent vaccine to be approved in the US, and launched in that country in June 2021.
Sales of Vaxelis in the US are recognized by the MSP Vaccine Company joint venture and credited equally to Merck & Co., Inc. and
Sanofi as income from equity affiliates. Consequently, these sales are not reported separately in each joint venture partner’s net sales. Sanofi recognizes 50% of the joint venture's profits within the line item Share of profit/(loss) from investments accounted for using the equity method.

SANOFI FORM 20-F 2025	35

PART I
ITEM 4. Information on the Company
B.3. Opella
In October 2024, in line with its strategy of focusing on innovative medicines and vaccines, Sanofi announced that it had entered into exclusive negotiations for the sale of a controlling stake of around 50% in Opella to CD&R. Following those negotiations,
Sanofi sold a 50% controlling stake in Opella to CD&R through a share purchase agreement and a separation agreement, which are described below.
•Share Purchase Agreement
In connection with the sale of a 50% controlling stake in Opella to CD&R (the Opella Transaction), on February 18, 2025, Sanofi
and Opal Bidco SAS (Bidco) entered into a share purchase agreement (the SPA). Sanofi and Bidco made certain customary representations and warranties and agreed to certain customary covenants in connection with the SPA and the transaction closed on April 30, 2025 (the Closing).
At Closing, Sanofi and CD&R (together with certain funds and affiliates) entered into a shareholders’ agreement (the
Shareholders’ Agreement) relating to the associate Opal JV Co S.à R.L. (JV Co), the joint venture holding company that indirectly owns Opella following Closing. Sanofi retains a significant shareholding in Opella, through a 48.2% equity interest in JV Co.
Bpifrance Participations acquired an approximately 1.8% equity interest in JV Co. at Closing and is represented on Opella’s Board.
The Shareholders’ Agreement provides for a lock-up period of three years from Closing, during which Sanofi is only permitted to carry out certain types of direct or indirect transfers of its securities in JV Co, and thereafter any transfer by Sanofi is subject to a right of first offer in favor of CD&R, together with customary tag‑along and drag‑along rights.
•Separation Agreement
In connection with the separation of the Opella business, Sanofi entered into a Separation Agreement and certain other agreements with Opella on July 22, 2024, to effect the separation of the Opella business and provide a framework for their ongoing relationship. The Separation Agreement was amended on April 30, 2025.
The Separation Agreement sets out the rights and obligations of the parties with respect to the separation, including the terms and conditions governing the transfer of assets to, and assumption of liabilities by, each of the Opella group and the Sanofi group. In particular, Sanofi retained Gold Bond Co LLC and its business, and provided for the allocation of retained assets and liabilities accordingly.
The Sanofi group and the Opella group each agreed, subject to certain exceptions, to release and indemnify the other party and each of their respective past, present and future directors, officers, managers, agents and employees and each of the heirs, executors, administrators, successors and assigns of any of the foregoing from any and all claims against any of them that arise out of or relate to their respective businesses.
The Sanofi group agreed to indemnify the Opella group in respect of all liabilities relating to Sanofi’s retained businesses
(including environmental liabilities, whether arising before or after the Closing) and specified matters relating to Zantac branded products prior to Closing, including product liability claims arising from commercialization, and personal injury claims resulting from the manufacturing or handling of Zantac prior to Closing (see Note D.22.a. to our consolidated financial statements included at Item 18. of this annual report).
B.4. Global research & development
Redefining immunology as we know it, our immuno-science approach is the bedrock of Sanofi’s research and development
(R&D). Combining our deep heritage and expertise in immunology, we are evaluating pathways of immunity and how they function independent of specific diseases or pathologies.
Immuno-science is the connector of our R&D strategy, but it does not limit the depth and breadth of our pipeline. We continue to pursue all areas of urgent unmet need and promising scientific discovery, where we are uniquely positioned to achieve innovation for patients. This includes seeking out and engaging with external partners, ensuring we have access to the most innovative and cutting-edge scientific developments in our search of first- or best-in-class medicines.
Our R&D pipeline is detailed in the section “— B.4.1. Biopharma pipeline” below.
Discovering and developing new medicines is a costly, lengthy, and uncertain process and our continuous investments in R&D for future products and for the launches of newly registered medicines could result in increased costs without a proportionate increase in revenues. See “Item 3. Key Information — D. Risk Factors” for further information.

36	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
B.4.1. Biopharma pipeline
For 2025, the main changes related to our medicines and vaccines pipeline were:

Medicines/Vaccines	Indication	Change	Reason
elenestinib – D816V-mutated KIT inhibitor	indolent/smoldering systemic mastocytosis	Added	Acquired from Blueprint Medicines
SAR449028 – Wild-type KIT inhibitor	chronic induced/spontaneous urticaria, allergic rhinoconjunctivitis	Added	Acquired from Blueprint Medicines
SAR448501 – CD20 bispecific mAb	inflammatory indication	Added	Acquired from Dren Bio
SAR448851 – TREM2 agonist	Alzheimer’s disease	Added	Acquired from Vigil Neuroscience
SP0340 – subunit vaccine	respiratory syncytial virus + human metapneumovirus (older adults)	Added	Acquired from Vicebio
SP0341 – subunit vaccine	respiratory syncytial virus + human metapneumovirus + parainfluenza virus type 3 (older adults)	Added	Acquired from Vicebio
Redemplo – plozasiran - RNAi targeting APOC3	familial chylomicronemia syndrome	Added	Co-developed with Arrowhead Pharmaceuticals(a)
Myqorzo – aficamten - Cardiac myosin inhibitor	hypertrophic cardiomyopathy	Added	Co-developed with Corxel Pharmaceuticals(b)
SAR402663 – sFLT01 AAV gene therapy	wet age-related macular degeneration	Added	Entered confirmatory development
SAR446268 – DMPK AAV gene therapy	myotonic dystrophy type 1	Added	Entered confirmatory development
SAR446523 - GPRC5D mAb	relapsed/refractory multiple myeloma	Added	Entered confirmatory development
SAR446597 – Bb×C1s AAV gene therapy	geographic atrophy in age-related macular degeneration	Added	Entered confirmatory development
SAR448755 – STAT6 inhibitor	inflammatory indication	Added	Entered confirmatory development
SP0269 – mRNA vaccine	chlamydia	Added	Entered confirmatory development
eclitasertib - RIPK1 inhibitor	ulcerative colitis	Removed	Development discontinued
SAR443579 – Trifunctional anti-CD123 NK-cell engager	acute myeloid leukemia	Removed	Development discontinued
SAR444656 – IRAK4 degrader	atopic dermatitis, hidradenitis suppurativa	Removed	Development discontinued
SAR444881 – ILT2 mAb	solid tumors	Removed	Development discontinued
SAR445514 – Trifunctional anti-BCMA NK-cell engager	inflammatory indication	Removed	Development discontinued
SAR446159 – Synuclein × IGF1R mAb	Parkinson’s disease	Removed	Development discontinued
SAR447873 – SSTR targeting alpha-emitter therapy	gastroenteropancreatic neuroendocrine tumors	Removed	Development discontinued
SP0125 – Live attenuated vaccine	respiratory syncytial virus (toddlers)	Removed	Development discontinued
SP0237 – mRNA vaccine	influenza	Removed	Development discontinued
(a)Sanofi has an exclusive license to develop and commercialize plozasiran in China, where this medicine was approved in January 2026.
(b)Sanofi has an exclusive license to develop and commercialize aficamten in China, where this medicine was approved in December 2025.
The portfolio of products in clinical development (from Phase 1 to Phase 3) and in registration as of December 31, 2025 is described in “—E. R&D Appendix.”
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
Phase 2 studies are early controlled studies in patients under closely monitored conditions to show efficacy and short-term safety, and to determine the dose and regimen for Phase 3 studies.
Phase 3 studies have the primary objective of demonstrating or confirming the therapeutic benefit and safety of the new drug in the intended indication and population. They are designed to provide an adequate basis for registration.
B.4.1.1. Products in development
Our R&D pipeline consists of innovative projects that are being developed to become first- or best-in-class medicines and vaccines. These projects are evaluated across four main disease areas (immunology, rare diseases, neurology, and oncology) plus vaccines, as detailed below.
a) Immunology
Sanofi delivered the first advanced biologic for atopic dermatitis with Regeneron, and this heritage in immunology is the foundation for our immunoscience approach. Pursuing our ambition to be leader in immunology, we are exploring ways to restore balance within the immune system, paving the way for treatments that address the root causes of a range of conditions, including those that may not be commonly associated with an autoimmune or inflammatory response.

SANOFI FORM 20-F 2025	37

PART I
ITEM 4. Information on the Company
The main updates in respect of our immunology pipeline are detailed in the table below:

Project	Indication	Development phase	Pipeline updates in 2025
amlitelimab (OX40L mAb)	atopic dermatitis	Phase 3	Positive Phase 3 study readouts (COAST 1 in 2025, and in COAST 2 and SHORE in January 2026)
	asthma	phase 2	Phase 2 study readouts: primary endpoint not met; improvements across key secondary endpoints (TIDE)
	hidradenitis suppurativa	Removed from Phase 2	Negative outcome
	celiac disease	Removed from Phase 2	Indication deprioritized
	alopecia areata	Removed from Phase 2	Indication deprioritized
	systemic sclerosis	Removed from Phase 2	Indication deprioritized
lunsekimig (IL13×TSLP NANOBODY® VHH)	chronic obstructive pulmonary disease	Phase 3	New indication in pipeline; studies ongoing (PERSEPHONE and THESUS)
	asthma	Phase 2	Study ongoing (AIRCULES)
	asthma, high-risk	Phase 2	Study ongoing (AIRLYMPUS)
	chronic rhinosinusitis with nasal polyps	Phase 2	Study ongoing
	atopic dermatitis	Phase 2	New indication in pipeline; study ongoing
brivekimig (TNFa×OX40L NANOBODY® VHH)	hidradenitis suppurativa	Phase 2	Phase 2a study readouts: primary endpoint met (HS-OBTAIN); Phase 2b study ongoing (BRIGHTEN)
	Crohn’s disease	Phase 2	New indication in pipeline; study ongoing
	ulcerative colitis	Phase 2	New indication in pipeline; study ongoing
	type 1 diabetes, stage 3	Phase 2	New indication; study ongoing (T1D OBTAIN)
duvakitug (TL1A mAb)	ulcerative colitis	Phase 3
New phase; studies ongoing (SUNSCAPE-1 and SUNSCAPE-2).
Phase 2b study readouts: primary endpoint met (RELIEVE
UCCD); durable efficacy demonstrated in long-term extension
study (RELIEVE UCCD LTE; February 2026)

	Crohn’s disease	Phase 3
New phase; studies ongoing (STARCAPE-1 and STARCAPE-2).
Phase 2b study readouts: primary endpoint met (RELIEVE
UCCD); durable efficacy demonstrated in long-term extension
study (RELIEVE UCCD LTE; February 2026)

balinatunfib (oral TNFR1 signaling inhibitor)	rheumatoid arthritis	Removed from Phase 2	Phase 2 study readouts: primary endpoint not met; future development strategy under evaluation
	Crohn’s disease	Phase 2	Study ongoing
	ulcerative colitis	Phase 2	New indication in pipeline; study ongoing
	psoriasis	Removed from Phase 2	Phase 2 study readouts: primary endpoint not met (SPECIFIC-PSO); removed from pipeline
itepekimab (IL33 mAb)	chronic obstructive pulmonary disease	Phase 3	Phase 3 study readouts - primary endpoint met (AERIFY-1); not met (AERIFY-2)
	chronic rhinosinusitis with nasal polyps	Phase 3	New indication in pipeline; studies ongoing (CEREN 1 and CEREN 2)
	bronchiectasis	Removed from Phase 2	Indication deprioritized
	chronic rhinosinusitis without nasal polyps	Phase 2	New indication in pipeline; study ongoing
SAR449028 (wild-type KIT inhibitor)	chronic induced/spontaneous urticaria	Phase 2	New project in pipeline; study ongoing
	allergic rhinoconjunctivitis	Phase 2	New project in pipeline; study ongoing
SAR444336 (non-beta IL2 Synthorin)	microscopic colitis	Phase 2	New phase; study ongoing
frexalimab (CD40L mAb)	systemic lupus erythematosus	Removed from Phase 2	Indication deprioritized
	type 1 diabetes	Phase 2	Study ongoing
rilzabrutinib (BTK inhibitor)	asthma	Phase 2	Phase 3 study to start in 2026
	chronic spontaneous urticaria	Phase 2	Phase 3 study to start in 2026
riliprubart (C1s mAb)	antibody-mediated rejection	Phase 2	Regulatory designation: US ODD
SAR445399 (IL1R3 mAb)	hidradenitis suppurativa	Phase 2	New phase; study ongoing (CLAROS)
SAR446422 (CD28×OX40 bispecific Ab)	inflammatory indication	Phase 1	Study ongoing
SAR446959 (MMP13×ADAMTS5×CAP NANOBODY® VHH)	knee osteoarthritis	Phase 1	Study ongoing
SAR448501 (CD20 bispecific mAb)	inflammatory indication	Phase 1	New project in pipeline; study ongoing
SAR448755 (STAT6 inhibitor)	inflammatory indication	Phase 1	New project in pipeline; study ongoing
ODD: orphan drug designation; mAb: monoclonal antibody.

38	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
b) Rare Diseases
We are advancing a robust pipeline in rare diseases, leveraging our deep understanding of the unique biological drivers that underpin these conditions with high unmet needs. Through our integrated R&D approach, we are also harnessing our immunoscience expertise to investigate novel molecules that could expand our pipeline into other rare diseases where significant unmet need remains.
The main updates in respect of our rare diseases pipeline are detailed in the table below:

Project	Indication	Development phase	Pipeline updates in 2025
Qfitlia (fitusiran - RNAi targeting anti-thrombin)	hemophilia A or B	regulatory	Approved in the US and in China; Phase 3 study ongoing (Atlas NEO) to support EU and Japan regulatory submissions
Redemplo (plozasiran - RNAi targeting APOC3)	familial chylomicronemia syndrome	regulatory	New project in pipeline; approved in China in January 2026
Wayrilz (rilzabrutinib - BTK inhibitor)	immune thrombocytopenia	regulatory	Approved in the US and EU; under regulatory review in Japan
	warm autoimmune hemolytic anemia	Phase 3	New indication in pipeline; study ongoing (LUMINA 3); Regulatory designations: US ODD; US breakthrough therapy and orphan drug in Japan (in February 2026)
	sickle cell disease	Phase 3	New indication in pipeline; study ongoing (LIBRA); Regulatory designation: US ODD
	Graves’ disease	Phase 2	New indication in pipeline; study ongoing
	IgG4-related disease	Phase 3	New phase; study ongoing (RILIEF); Regulatory designations: US ODD, EU orphan designation; US FTD
elenestinib (D816V-mutated KIT inhibitor)	indolent/smoldering systemic mastocytosis	Phase 3	New project in pipeline; study ongoing (HARBOR)
venglustat (oral GCS inhibitor)	Fabry disease	Phase 3	Phase 3 study readouts (PERIDOT): primary endpoint not met; reduction in neuropathic and abdominal pain observed. Study evaluating effect on left cardiac ventricular mass index ongoing (CARAT).
	Gaucher disease type 3	Phase 3	Phase 3 study readouts (LEAP2MONO) in February 2026: primary endpoints met. Sanofi will pursue global regulatory filings.
efdoralprin alfa (AAT fusion protein)	alpha-1 antitrypsin deficiency emphysema	Phase 2	Phase 2 study readouts: primary endpoint met (ElevAATe); Regulatory designations: US ODD, EU orphan designation
frexalimab, rilzabrutinib, brivekimig	focal segmental glomerulosclerosis/ minimal change disease	Phase 2	New indication in pipeline; study ongoing (RESULT)
SAR446268 (DMPK AAV gene therapy)	myotonic dystrophy type 1	Phase 1	New project in pipeline; study ongoing (BrAAVe) Regulatory designation: US ODD
ODD: orphan drug designation; FTD: fast-track designation; AAV: adeno-associated virus.
c) Neurology
Sanofi is developing new medicines built on patient insights and leading-edge science to help the millions of people living with neurological disorders. Using revolutionary technologies, Sanofi scientists are developing targeted, potentially disease-modifying therapies for people living with conditions such as MS. The goal is to design best-in-class medicines that slow or halt neurodegeneration, control neuroinflammation, and protect or even repair the nervous system.
The main updates in respect of our neurology pipeline are detailed in the table below:

Project	Indication	Development phase	Pipeline updates in 2025
tolebrutinib (BTK inhibitor)	secondary progressive multiple sclerosis (MS)	regulatory
Under regulatory review in the US and EU.
Complete response letter issued by the FDA in December
2025; decision to go beyond the revised target action date of
December 28, 2025.
Regulatory designation: US priority review.

	primary progressive MS	Removed from Phase 3	Study readouts - primary endpoint not met (PERSEUS)
frexalimab (CD40L mAb)	relapsing MS	Phase 3	Study ongoing (FREXALT)
	non-relapsing secondary progressive MS	Phase 3	Study ongoing (FREVIVA)
riliprubart (C1s mAb)	SOC-refractory CIDP	Phase 3	Regulatory designation: JP ODD - Study ongoing
	IVIg-treated CIDP	Phase 3	Regulatory designation: JP ODD - Study ongoing
SAR402663 (sFLT01 AAV gene therapy)	wet age-related macular degeneration	Phase 2	Regulatory designation: US FTD - Study ongoing
SAR448851 (TREM2 agonist)	Alzheimer’s disease	Phase 1	New project in pipeline; study ongoing
SAR446597 (Bb×C1s Ab AAV gene therapy)	geographic atrophy in dry age- related macular degeneration	Phase 1	New project in pipeline; study ongoing Regulatory designation: US FTD
ODD: orphan drug designation; FTD: fast-track designation; mAb: monoclonal antibody; AAV: adeno-associated virus; CIDP: Chronic inflammatory demyelinating polyneuropathy

SANOFI FORM 20-F 2025	39

PART I
ITEM 4. Information on the Company
d) Oncology
Our oncology pipeline is focused on ways to boost the immune system to better detect and attack tumors, and on precision drugs designed to either destroy cancer cells or activate immune cells locally.
The main updates in respect of our oncology pipeline are detailed in the table below:

Project	Indication	Development phase	Pipeline updates in 2025
SAR445877 (PD1×IL15 fusion protein)	solid tumors	Phase 2	New phase; study ongoing
SAR445953 (CEACAM5-Topo1 ADC)	colorectal cancer	Phase 1	Study ongoing
SAR446523 (GPRC5D mAb)	relapsed/refractory multiple myeloma	Phase 1	New project in pipeline; study ongoing; Regulatory designation: US ODD
ADC: antibody-drug conjugate; mAb: monoclonal antibody; ODD: orphan drug designation.
e) Vaccines
Our leadership in immunoscience drives transformative innovation across our vaccine portfolio. This expertise underpins our cutting-edge vaccine R&D, enabling us to help tackle global health challenges with innovative solutions.
The main updates in respect of our vaccines pipeline are detailed in the table below:

Project	Indication	Development phase	Pipeline updates in 2025
SP0087 (vero cell vaccine)	rabies	Phase 3	Phase 3 study readouts: positive safety and immunogenicity results. Under regulatory review in the EU.
SP0202 (21-valent conjugate vaccine)	pneumococcal disease (children)	Phase 3	Study ongoing
SP0218 (vero cell vaccine)	yellow fever	Phase 3	New phase; study ongoing
SP0230 (5-valent ACWY+B vaccine)	meningitis	Phase 2	Study ongoing
SP0256 (mRNA vaccine)	RSV+hMPV (older adults)	Phase 2
Phase 2b study readouts (RSV mRNA vaccine alone): high
efficacy RSV mRNA vaccine alone on several endpoints.
Phase 1/2 study readouts (RSV+hMPV mRNA vaccine): very
competitive anti-hMPV antibody levels evidenced.

SP0268 (mRNA vaccine)	acne	Phase 2	New phase; study ongoing
SP0289 (mRNA vaccine)	flu H5 pandemic	Phase 2	Phase 1/2 study: good safety profile and strong immunogenicity results; New phase; phase 2 study ongoing
SP0335 (inactivated adjuvanted vaccine)	flu H5 pandemic	Phase 2	Sanofi received funding from the BARDA for early-stage clinical work on this vaccine candidate including Novavax’s Matrix-M adjuvant.
SP0269 (mRNA vaccine)	chlamydia	Phase 1	New project in pipeline; Phase 1/2 study ongoing; Regulatory designation: US FTD
SP0287 (Fluzone HD + Nuvaxovid)	flu+COVID-19	Phase 1	Phase 1/2 study: preliminary positive safety and immunogenicity results
SP0287 (Flublok + Nuvaxovid)	flu+COVID-19	Phase 1	Phase 1/2 study: preliminary positive safety and immunogenicity results
SP0291 (mRNA vaccine)	RSV+hMPV+PIV3 (older adults)	Phase 1	Study ongoing
SP0340 (subunit vaccine)	RSV+hMPV (older adults)	Phase 1	New project in pipeline; study ongoing
SP0341 (subunit vaccine)	RSV+hMPV+PIV3 (older adults)	Phase 1	New project in pipeline; study ongoing
FTD: fast-track designation; BARDA: Biomedical Advanced Research and Development Authority; RSV: respiratory syncytial virus; hMPV: human metapneumovirus; PIV3: parainfluenza virus type 3.

40	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
B.4.1.2. Line extensions
The main updates in R&D activities supporting line extensions for our marketed products are summarized below. For more information on marketed products, see also “ — B.2. Biopharma segment.”

Marketed product	Line extension indication	Development phase	Pipeline updates in 2025
Dupixent (dupilumab – IL4R mAb)	chronic obstructive pulmonary disease	Regulatory	Approved in Japan
	chronic spontaneous urticaria	Regulatory	Approved in the US and the EU; Under regulatory review in the US, the EU and Japan (children)
	bullous pemphigoid	Regulatory	Approved in the US after priority review; Under regulatory review in the EU, Japan and China
	allergic fungal rhinosinusitis	Regulatory	Phase 3 study readouts: primary endpoint met (LIBERTY-AFRS-AI) Under regulatory priority review in the US
	chronic pruritus of unknown origin	Phase 3	Phase 3 study ongoing (LIBERTY-CPUO-CHIC)
	lichen simplex chronicus	Phase 3	Phase 3 studies ongoing (STYLE 1 and STYLE 2)
	eosinophilic gastritis	Removed from Phase 3	Indication deprioritized
	ulcerative colitis	Removed from Phase 2	Indication deprioritized
Tzield/Teizeild(a) (teplizumab – CD3 mAb)	type 1 diabetes, stage 2, delay of onset stage 3	Regulatory	Approved in China and in the EU. Regulatory designation: US priority review for young children
	type 1 diabetes, stage 3, delay of progression	Regulatory	Under regulatory priority review in the US. Not recommended for EU approval by the CHMP; Sanofi has decided not to progress with the application at this time. Next steps are under evaluation.
Rezurock (belumosudil – ROCK2 inhibitor)	Chronic graft versus host disease, third line	Regulatory	CHMP positive recommendation obtained in January 2026, after Sanofi requested a re-examination of the prior negative opinion adopted in October 2025
	chronic lung allograft dysfunction	Phase 3	Phase 3 study ongoing (ROCKaspire)
	chronic graft versus host disease, first line	Removed from Phase 3	Phase 3 study discontinued based on pre-specified futility interim analysis (ROCKnrol-1)
Nexviazyme (avalglucosidase alfa – enzyme replacement therapy)	infantile-onset Pompe disease	Phase 3	Study ongoing (Baby-COMET)
Cerezyme (imiglucerase – enzyme replacement therapy)	Gaucher disease type 3	Regulatory	Approved in the US (in January 2026)
Sarclisa (isatuximab – CD38 mAb)	NDMM, TI	Regulatory	Approved in the EU, Japan and China
	NDMM, TE	Regulatory	Approved in the EU; Phase 3 studies ongoing (GMMG HD7 and IsKia) to support additional regulatory submissions
	R/R MM, subcutaneous formulation	Regulatory	Phase 3 study readouts: primary endpoints met; Under regulatory review in the US, the EU, Japan and China
	smoldering multiple myeloma	Phase 3	Phase 3 study ongoing (ITHACA)
	R/R MM in combination	Phase 2	Study ongoing
Fluzone HD (multivalent inactivated vaccine)	flu (50+ years)	Phase 3	Phase 3 study readouts: positive safety and immunogenicity results at interim analysis
MenQuadfi (4–valent ACWY conjugate vaccine)	meningitis (six weeks+)	Regulatory	Approved in the US
(a) Teplizumab is known as Tzield, except in the EU where it is known as Teizeild.
mAb: monoclonal antibody; CHMP: Committee for Medicinal Products for Human Use; NDMM: newly diagnosed multiple myeloma; TE: transplant-eligible;
TI: transplant-ineligible.
B.4.2. R&D Expenditures
Expenditures on research and development amounted to €7,842 million in 2025 (€7,394 million in 2024). Research and development expenditures represented approximately 18.0% of our net sales in 2025, compared with 18.0% in 2024. R&D spend, excluding the 2024 one-off Sobi reimbursement following the registration of ALTUVIIIO in Europe, increased 6.3% year over year, driven by strategic prioritization of key therapeutic growth areas (in particular immunology, rare diseases, neurology and vaccines) and wind-down costs for the discontinued E. coli sepsis vaccine candidate, as well as new acquisitions and in‑licensing agreements completed in 2025. Oncology spend was selectively reduced to support portfolio rebalancing to immunology.

SANOFI FORM 20-F 2025	41

PART I
ITEM 4. Information on the Company
B.5. Markets
A breakdown of revenues by segment and by geographical region for 2025, 2024, and 2023 can be found at Notes D.34. and
D.35. to our consolidated financial statements, included at Item 18. of this annual report.
The following market shares and ranking information are based on consolidated national pharmaceutical sales data (excluding vaccines), in constant euros, on a September 2025 Moving Annual Total (MAT) basis. The data are mainly from IQVIA MIDAS local sales audits supplemented by various other country-specific sources including Knobloch (Mexico), GERS (France) and HMR
(Portugal).
B.5.1. Marketing and distribution
We have business operations in approximately 60 countries and our products are available in more than 160 countries.
A breakdown of our aggregate net sales by geographical region is presented in “Item 5. Operating and Financial Review and
Prospects — Results of Operations — Year Ended December 31, 2025 Compared with Year Ended December 31, 2024.” Sanofi is the ninth largest pharmaceutical company globally by sales. Our main markets in terms of net sales are respectively:
•US: we rank twelfth with a market share of 2.2%;
•Europe: we are the sixth largest pharmaceutical company in France where our market share is 4.0%, and we rank sixth in
Germany with a 3.0% market share; and
•other countries: we are ranked twelfth in Japan with a market share of 2.4%, and seventh in China with a market share of 1.6%.
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
•competition among different patented pharmaceutical products for the same therapeutic indication, including competition for market access, as is currently being observed in particular in the US (but also in other markets around the world). The number of drugs excluded from leading pharmacy benefit managers’ formularies has increased dramatically over the past
11 years in the US commercial health insurance market, with a total of 1,357 unique medications having faced exclusion for at least one year from one PBM, mostly in crowded therapeutic areas. For 2025, the three largest pharmacy benefit managers
(PBMs) – Caremark (CVS Health), Express Scripts (Cigna), and OptumRx (United Health Group) – have again each excluded
600 or more drugs from their standard formularies. Formulary exclusions and utilization management are tools used by payers to manage prescription drug costs and leverage their negotiating power with manufacturers;
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
of the generic product because it may be required to pay damages to the owner of the original product in the context of patent infringement litigation; however, such launches may also significantly impair the profitability of the pharmaceutical company whose product is challenged.

42	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
Drug manufacturers also face intra-product competition through parallel trade, where legally permitted. This refers to the practice whereby parallel traders or importers purchase drugs in one country and sell them in another country without the authorization of the original drug manufacturer. This usually occurs in markets where price differences exist due to factors like varying regulations, taxes or exchange rates. The parallel trader or importer will repackage or resize the original product with leaflets in the local language and sell it through an alternative channel at a higher price. This situation is of particular relevance in the EU single market, where such practices have been encouraged by the current regulatory framework. Some of the risks arising from parallel trade include quality and safety concerns, breach of intellectual property rights and supply chain disruptions (see
“Item 3. Key Information — D. Risk Factors”).
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
B.5.3. Regulatory framework
The pharmaceutical and health-related biotechnology sectors are highly regulated. Sanofi’s business is subject to varying degrees of governmental regulation in the countries in which operations are conducted. National and supranational health authorities, such as the FDA in the US, the EMA and the EC in the EU, and the PMDA and the MHLW in Japan, administer a vast array of legal and regulatory requirements that dictate pre-approval testing (including testing in human subjects) and quality standards to maximize the safety and efficacy of a new medical product. These authorities also regulate product labeling, manufacturing, importation/exportation, safety reporting, marketing and supply chains, as well as mandatory post-approval requirements and commitments.
Prior to commercializing a pharmaceutical or biological product, approval by relevant regulatory authorities is required, based upon the authority’s review of submitted pre-approval testing results and pursuant to processes that may vary across jurisdictions and product type. The submission of an application to a regulatory authority does not guarantee that a license or approval to market will be granted. Furthermore, each regulatory authority may impose its own requirements during product development or during the application review. It may refuse to grant approval or require additional data before granting approval, even in circumstances in which the same product has already been approved in other countries. Regulatory authorities also have the authority to request product recalls and product withdrawals, to impose penalties for violations of regulations, and ultimately the ability to revoke product licensure or approval.
Product review and approval can vary from six months or less to several years from the date of application submission, depending upon the country and regulatory jurisdiction. Factors such as the quality of data and evidence, the review procedures, the nature of the product, the condition to be treated, and any potential shifts in regulatory priorities, play a major role in the length of time a product is under review, and whether or not the product is ultimately licensed or approved.
For a description of material risks relating to the regulatory environment in which we operate, refer to “Item 3.D. Risk Factors —
Risks relating to legal and regulatory matters.”
B.5.4. Pricing & reimbursement
We are operating in a new era of drug pricing and market access, driven by sweeping policy changes and shifting market dynamics in 2026. We are facing heightened uncertainty in a changing world triggered by the US Presidential Administration's most favored nation (MFN) policy and global price harmonization. See “Item 5.  Operating and financial Review and Prospects —
A.1.1 2025 Overview — 2025 Business Developments.”
In this new era, governments and other payers will demand more value for money and superior evidence (e.g. comparative efficacy studies, real-world patient data, budget modelling), raising the bar for market entry in many countries.
Looking ahead to 2026 and beyond, we anticipate that new policies in the US and EU will have a transformative impact on our portfolio, on long-term pharma growth and the whole innovation ecosystem.
United States
Overview of the US health insurance system
Commercial insurance is offered widely as part of employee benefit packages and is the main source of employee access to subsidized healthcare. Some individuals purchase private health plans directly or through marketplaces established under the

SANOFI FORM 20-F 2025	43

PART I
ITEM 4. Information on the Company
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
MCOs use specific provider networks and specific services and products. There are four primary types of managed care plans:
Health Maintenance Organizations (HMOs), Preferred Provider Organizations (PPOs), Exclusive Provider Organizations (EPOs),
and Point of Service (POS) plans; and
•PBMs, which serve as intermediaries between insurance companies, pharmacies and manufacturers to negotiate rebates and discounts on formulary placement for commercial health plans, self-insured employer plans, Medicare Part D plans, and federal and state government employee plans.
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
The US remains the world’s largest pharmaceutical market, projected to reach $1.2 trillion by 2029. It continues to serve as the primary innovation hub with strong access to new therapies.
However, 2026 marks a pivotal shift with two major federal policies reshaping the drug pricing landscape. The Inflation
Reduction Act (IRA) introduces negotiated prices for high-cost Medicare drugs, while the MFN voluntary agreements, signed with the US Administration, provide tariff exemptions in return for substantial discounts on select medicines, including those for
Medicaid, Medicare, the direct-to-consumer market and future launches.
In May 2025, the US administration issued the MFN pricing executive order, which aims to align US drug prices with the lowest prices paid in a basket of comparable OECD nations. On December 19, 2025, we signed a voluntary MFN agreement with the US government. Under this agreement, we committed to align Medicaid prices on certain wholly owned medicines with other high income countries; cut prices by 61% for select diabetes, cardiovascular, neurological, and cancer drugs; offer around 70%
discounts via the TrumpRx DTC platform (e.g. Plavix from $756 to $16); and expand the $35 monthly insulin cap to all US patients effective January 1, 2026. The new pricing agreement is expected to accelerate the commoditization of our insulins and mature
US portfolio. The Centers for Medicare & Medicaid Services (CMS) have also introduced two new mandatory five-year drug pricing models: the Global Benchmark for Efficient Drug Pricing (GLOBE) Model for Medicare Part B launching on October 1,
2026, and the Guarding US Medicare Against Rising Drug Costs (GUARD) Model for Medicare Part D launching on January 1,
2027. Both models will apply an MFN international reference pricing approach to selected Medicare covered medicines, aiming to align US prices more closely with international benchmarks. If implemented, these mandatory drug pricing models could have a material adverse effect on our business.
The IRA, signed into law in August 2022, will continue to exert unprecedented price pressure that will compress margins and shorten product lifecycles (eight years for small molecules and 12 years for biologics). Some of the key provisions of the law relate to Medicare price negotiations, inflation penalties on price increases, and Medicare Part D redesign, all phased in between 2022 and 2026. The most impactful change relates to Medicare drug price negotiations, starting with ten Part D drugs in 2026, expanding to 15 drugs in 2027–2028, and 20 drugs annually from 2029 onward, including Part B. Negotiated rebates average approximatively 62%, creating significant revenue pressure. The first negotiated prices took effect on January 1, 2026, with the negotiated prices of the next 15 drugs expected to be announced by February 2026. The IRA is projected to cut federal drug spending by $290 billion over the next decade, according to estimates from the Congressional Budget Office (CBO), signaling significant headwinds for industry revenue growth and innovation.
In addition, in commercial channels, we continue to face intensifying pricing pressure and gross-to-net (GTN) erosion from payers and pharmacy benefit managers (PBMs), resulting in tighter utilization management and a dramatic increase of formulary exclusions, tighter utilization management, higher rebate demands, and accumulator/maximizer programs.
Moreover, rapidly shifting federal vaccine policies drive uncertainty, primarily triggered by recent changes to the Advisory on
Immunization Practices (ACIP) membership and scepticism toward existing immunization frameworks. These policy changes may have long-term market implications and affect future pandemic preparedness.

44	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
Europe
In Europe, the pharmaceutical environment remains highly fragmented and challenging, shifting from traditional national budget constraints to a complex framework shaped by the US MFN policy and sweeping EU‑level legislative reforms. The combined impact of MFN pricing pressure and a potential new debt crisis in key European economies has shifted political attention back to the pharmaceutical sector, renewing recognition of its role as a strategic engine of economic growth at both national and European levels.
The US MFN policy is creating significant upward pricing pressures across Europe. Driven by efforts to rebalance global drug prices, MFN pressures are pushing major EU countries to maintain higher prices for innovative medicines in order to avoid price spillovers in the US and other markets. As a result, companies are exercising tighter control over EU launches and volumes, prioritizing price integrity over speed of access.
At the same time, many European health systems that rely on clawbacks, paybacks, and mandatory rebates to contain pharmaceutical spending are now revising their national policies to adapt to the evolving pricing landscape.These mechanisms create high barriers to market entry for new products, with nearly half of innovative medicines remaining unavailable to patients in 2024, according to the EFPIA's Patients W.A.I.T Indicator Survey. Recent reforms signal attempts to balance fiscal cost-containment with competitiveness and innovation incentives, as exemplified by the UK-US landmark deal signed on
December 1, 2025, capping future UK clawback at around 15%, raising NICE's cost-effectiveness threshold to £25k-£35k per
QALY, and committing a budget increase for innovative drugs of 0.6% of GDP by 2035. However, significant delays persist across
Europe. France, for example, often requires 12 to 24 months for reimbursement decisions, while other markets experience similar lengthy timelines. Germany stands out as the only major EU market providing immediate access.
Moreover, new EU-level regulations are reshaping the European pharmaceutical landscape. The EU Pharma Package, aimed at modernizing the regulatory framework, preserves the eight-year baseline data protection, while introducing a more flexible, conditional exclusivity model, including extensions for products that address unmet medical needs or meet certain innovation criteria. Despite improvements to the initial Commission proposal, concerns remain about the expanding Bolar exemption enabling earlier generic entry, and new access and supply obligations for manufacturers expected to apply from January 2027, increasing regulatory and compliance burdens. The new legislation is anticipated to be adopted in the first quarter of 2026, with implementation foreseen by mid-2028.
In parallel, the EU Health Technology Assessment (HTA) Regulation, in force since January 2025, mandates Joint Clinical
Assessments (JCAs) for oncology and advanced therapy medicinal products (ATMPs), with orphan drugs following in 2028 and all products, including vaccines, by 2030. The new mandatory JCAs tighten evidence requirements and significantly increase the workload for industry. In 2025, 13 initial JCAs were completed, comprising 10 oncology therapies and 3 ATMPs. The first wave of JCA reports, expected in 2026, will bring clarity on how the new process operates in practice and how joint assessments will be used by national HTA bodies across Member States.
China
China is accelerating healthcare reforms under Healthy China 2030, focusing on managing the growing burden of chronic diseases such as cancer, diabetes, and cardiovascular conditions while balancing access to innovation with cost containment.
Regulatory timelines have improved significantly, as illustrated by Dupixent gaining approval within six months through an accelerated review process.
China is emerging as a global biopharma innovation hub, accounting for 30% of global clinical trial starts in 2024 according to
IQVA's Global Trends in R&D 2025 report. In 2023, 30 medicines discovered in China were approved, representing 37% of all new drugs. The biotech sector is growing at a rate of 70% annually, and one in four innovative drug discoveries now originates in
China. Western pharmaceutical companies increasingly license early-stage assets from Chinese innovators, signaling a shift in global innovation geography.
Overall, the landscape is becoming more predictable with rapid innovation and evolving funding models, albeit with steep price cuts and intensifying local competition.
Pricing pressure remains intense, driven by NRDL negotiations and Volume-Based Procurement (VBP) tenders, where the lowest price prevails. Access to innovative therapies has expanded rapidly, supported by annual NRDL updates. Effective January
1, 2026, the new NRDL list added 114 new drugs, of which 50 are Class I innovative drugs (i.e. China as the first global launch country), and removed 29 drugs, signaling stricter evidence standards. VBP is expected to expand to multi-source biologics in
2026, building on VBP insulin pilots. Since its launch in 2018, VBP has become a key policy tool to control drug costs, with a cumulative 490 drugs included through 11 rounds, and average price cuts ranging from 48% to 70%.
At the same time, funding models are evolving through a dual-track system that separates basic coverage under NRDL from premium-priced therapies supported by commercial health insurance (CHI). The new Commercial Health Insurance Innovative
Drug List (CHIIDL), also effective January 2026, enables access to 19 high-cost, innovative drugs that address rare and unmet needs, with lower price cuts (15%–50%) compared to NRDL’s average 60%. The new commercial list is expected to grow the role of CHI in China, projected to increase from less than 8% today to nearly 30% coverage by 2035, creating substantial opportunities for innovative medicines.
Pricing and reimbursement pressures are being felt in other regions and countries around the globe.
To overcome these challenges, we are developing tailored market access strategies early in the drug development process, engaging in dialogue with payers and multiple stakeholders throughout the lifecycle, based on a thorough understanding of evolving market dynamics.

SANOFI FORM 20-F 2025	45

PART I
ITEM 4. Information on the Company
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
Patent protection for individual products typically extends for 20 years from the patent filing date in countries where we seek patent protection. A substantial part of the 20-year life span of a patent on a new molecule (small molecule or biologic) has generally already passed by the time the related product obtains marketing authorization. As a result, the effective period of patent protection for an approved product’s active ingredient is significantly shorter than 20 years. In some cases, the period of effective protection may be extended by procedures established to compensate regulatory delay in Europe (via Supplementary
Protection Certificate or SPC), in the US (via Patent Term Extension or PTE), in Japan (PTE), and in China (PTE).
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
•Pediatric extensions - A regulation on pediatric medicines provides for pediatric research obligations with potential associated rewards including extension of supplementary patent protection and six-month regulatory exclusivity for pediatric marketing authorization (for off-patent medicinal products).
•Orphan drug exclusivities also exist in the EU.

46	SANOFI FORM 20-F 2025

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
Emerging markets
One of the main limitations on our operations in emerging market countries is the lack of effective intellectual property protection or enforcement for our products, which frequently do not provide non-patent exclusivity for innovative products. While the situation has gradually improved, the lack of protection for intellectual property rights or the lack of robust enforcement poses difficulties in certain countries. Additionally, in recent years a number of countries have waived or threatened to waive intellectual property protection for specific products, for example through compulsory licensing of generics. See “Item 3. Key Information —
D. Risk Factors — Risks Relating to Sanofi’s Structure and Strategy — The globalization of our business exposes us to increased risks in specific areas.”
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
Regulatory exclusivities presented below incorporate any pediatric extensions obtained. While EU regulatory exclusivity is intended to be applied throughout the EU, in some cases Member States have taken positions prejudicial to our exclusivity rights.
For regulatory exclusivity in the US, only NCE or BLA are provided. In the EU, the regulatory exclusivity based on the first MA is given.

	United States	European Union	Japan
Dupixent	Compound: March 2031 with PTE*	Compound: September 2032 with SPC* (March 2033 with pediatric extension of SPC* in process of being granted across EU countries)	Compound: May 2034 with PTE*
	Later filed patents: coverage ranging through April 2045 (pending)	Later filed patents: coverage ranging through December 2043 (pending)	Later filed patents: coverage ranging through August 2043 (pending)
	Regulatory exclusivity: March 2029	Regulatory exclusivity: September 2028	Regulatory exclusivity: January 2026
Toujeo	Compound: expired	Compound: expired	Compound: expired
	Later filed patents: coverage ranging through May 2031	Later filed patents: coverage ranging through May 2031	Later filed patents: coverage ranging through July 2033 with PTE*
Lantus	Compound: expired	Compound: expired	Compound: expired
	Generics/biosimilars on the market	Generics/biosimilars on the market	Generics/biosimilars on the market
Lovenox	Compound: expired	Compound: expired	Compound: expired
	Generics on the market	Biosimilars on the market
Plavix	Compound: expired	Compound: expired	Compound: expired
	Generics on the market	Generics on the market	Generics on the market
Fabrazyme	Patent: expired	Patent: expired	Patent: expired
Generics/biosimilars on the market
Myozyme	Compound: expired	Compound: expired	Compound: expired
Alprolix	Use: December 2027 with PTE*	Compound: May 2029 with SPC*	Compound: February 2026 with PTE*
	Later filed patents: coverage ranging through April 2039 (pending)	Later filed patents: coverage ranging through December 2037 (pending)	Later filed patents: coverage ranging through December 2037 (pending)
	Regulatory exclusivity: March 2026	Regulatory exclusivity: May 2028
Cerezyme	Patent: expired	Patent: expired	Patent: expired

SANOFI FORM 20-F 2025	47

PART I
ITEM 4. Information on the Company

	United States	European Union	Japan
Praluent	Compound: December 2029	Compound: December 2029 (SPC* in process of being granted across EU countries)	Compound: December 2034 with PTE*
	Later filed patent: coverage ranging through December 2036	Later filed patent: coverage ranging through July 2035	Later filed patent: coverage ranging through July 2035
Regulatory exclusivity: July 2027
NEW LAUNCHES
Beyfortus	Compound: January 2035 (PTE* pending)	Compound: January 2035 (SPC* in process of being granted across EU countries)	Compound: January 2035 (PTE* pending)
	Later filed patent: coverage ranging through September 2042 (pending)	Later filed patent: coverage ranging through September 2042 (pending)	Later filed patent: coverage ranging through September 2042 (pending)
	Regulatory exclusivity: July 2035	Regulatory exclusivity: November 2032	Regulatory exclusivity: March 2032
Nexviazyme/ Nexviadyme	Compound: March 2030 with PTA* (PTE* pending)	Compound: January 2028 (SPC* in process of being granted across EU countries)	Compound: December 2032 with PTE*
	Later filed patents: coverage ranging through May 2032	Later filed patents: coverage ranging through May 2032	Later filed patents: coverage ranging through December 2029
	Regulatory exclusivity: pending		Regulatory exclusivity: September 2031
Sarclisa	Compound: October 2032 with PTA* and PTE*	Compound: October 2032 with SPC*	Compound: October 2032 with PTE*
	Later filed patents: coverage ranging through November 2041 (pending)	Later filed patents: coverage ranging through November 2041 (pending)	Later filed patents: coverage ranging through November 2041 (pending)
	Regulatory exclusivity: March 2032	Regulatory exclusivity: May 2030	Regulatory exclusivity: June 2028
ALTUVIIIO	Compound: February 2037 with PTA* (PTE* pending)	Compound: January 2035 (SPC* in process of being granted across EU countries)	Compound: March 2037 with PTE*
	Later filed patents: coverage ranging through March 2043 (pending)	Later filed patents: coverage ranging through March 2043 (pending)	Later filed patents: coverage ranging through March 2043 (pending)
	Regulatory exclusivity: February 2035	Regulatory exclusivity: June 2034	Regulatory exclusivity: September 2031
Rezurock	Compound : June 2034 with PTA* and PTE*	N/A	Compound : March 2031 with PTE*
	Later filed patents : coverage ranging through July 2042		Later filed patents : August 2037 and October 2038 (PTEs* granted)
	Regulatory exclusivity: July 2028		Regulatory exclusivity: March 2034
Cablivi	Compound: February 2032 with PTA* and PTE*	Compound: May 2031 with SPC*	Compound: May 2031 with PTE*
	Later filed patents: coverage ranging through 2039	Later filed patents: coverage ranging through 2039 (pending)	Later filed patents: coverage ranging through 2039 (pending)
	Regulatory exclusivity: Feb. 2031	Regulatory exclusivity: Sep. 2030	Regulatory exclusivity: Sep. 2032
Xenpozyme	Use: March 2036 with PTA* and PTE*	Use: August 2030 (SPC* in process of being granted across EU countries)	Use: August 2030 (PTE* pending)
	Later filed patents: coverage ranging through 2043 (pending)	Later filed patents: coverage ranging through 2043 (pending)	Later filed patents: coverage ranging through 2043 (pending)
	Regulatory exclusivity: August 2034	Regulatory exclusivity: June 2032	Regulatory exclusivity: March 2030
Tzield / Teizeld	Compound : Expired	Compound : Expired	N/A
	Later filed patents : coverage ranging through May 2043 (pending)	Later filed patents : coverage ranging through May 2043 (pending)
	Regulatory exclusivity: November 2034	Regulatory Exclusivity: January 2036
Ayvakit	Compound: Oct 2034	Compound: Sep 2035 with SPC
	Later filed patents: coverage ranging through Feb 2045 (pending PCT)	Later filed patents: coverage ranging through Feb 2045 (pending PCT)	N/A
	Regulatory exclusivity: Jun 2025	Regulatory exclusivity: Sep 2030
Qfitlia	Compound: March 2033 (PTE* pending)	N/A	N/A
Later filed patents: coverage ranging through March 2046 (pending)
Regulatory exclusivity: March 2030
Wayrilz	Compound: Sept 2033 (PTE* pending)	Compound: Sept 2033	N/A
	Later filed patents: coverage ranging through 2044 (pending)	Later filed patents: coverage ranging through 2044 (pending)
	Regulatory exclusivity NCE: Aug 2030	Regulatory exclusivity NCE: Dec 2035
* PTE: Patent Term Extension; – SPC: Supplementary Protection Certificate; – PTA: Patent Term Adjustment; - PCT Patent Cooperation Treaty; - NCE :
New Chemical Entity

48	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
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
We caution the reader that there can be no assurance that we will prevail when we assert a patent in litigation and that there may be instances in which Sanofi determines that it does not have a sufficient basis to assert one or more of the patents mentioned in this report, for example in cases where a competitor proposes a formulation not appearing to fall within the claims of our formulation patent; a salt or crystalline form not claimed by our composition of matter patent; or an indication not covered by our method of use patent. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Legal and Regulatory Matters — We rely on our patents and other proprietary rights to provide exclusive rights to market certain of our medicines and vaccines. If such patents and other rights were limited, invalidated, or circumvented, our financial results could be adversely affected” As disclosed in Item 8. of this annual report, we are involved in significant litigation concerning the patent protection of a number of our products.
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
Key Information — D. Risk Factors — Risks Relating to Legal and Regulatory Matters — We rely on our patents and other proprietary rights to provide exclusive rights to market certain of our medicines and vaccines. If such patents and other rights were limited, invalidated, or circumvented, our financial results could be adversely affected.”
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
Vaccines produces vaccines at various sites, with the main locations situated in France, the US, Canada, India, Mexico and China.
The pharmaceutical site at Le Trait (France) also contributes to Vaccines’ industrial operations by making its sterile filling facilities available for vaccine manufacturing.
All of our production facilities are good manufacturing practice (GMP) compliant, in line with international regulations.

SANOFI FORM 20-F 2025	49

PART I
ITEM 4. Information on the Company
Our main sites are approved by the FDA:
•the Specialty Care facilities in the US (Framingham MA and Northborough MA), France (Lyon Gerland, Vitry-sur-Seine,
Le Trait), Germany (Frankfurt), Ireland (Waterford) and Belgium (Geel);
•the General Medicines facilities in Germany (Frankfurt), France (Aramon, Sisteron, Ploermel, Ambarès and Tours), Italy (Anagni
and Scoppito), Singapore (Jurong) and the US (Ridgefield NJ);
•the Vaccines facilities in France (Marcy l’Étoile, Le Trait, Val-de-Reuil and Neuville-sur-Saône), the US (Swiftwater PA) and
Canada (Toronto); and
•during 2025, the Opella facilities approved by FDA in France (Compiègne) and the US (Chattanooga TN) were divested as part of the Opella divestment. More details are given above at section "— B.3. Opella.”
Wherever possible, we seek to have multiple plants approved for the production of key active ingredients and our strategic finished products (this is the case with Lovenox and Dupixent, for example).
More details about our manufacturing sites are given below at section “— D. Property, Plant and Equipment.”
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
Our General & Product Liability program was renewed in 2025 for all our subsidiaries worldwide in all territories where it was possible to do so. For several years, insurers have been reducing product liability coverage because of the difficulty of transferring risk for some products that have been subject to numerous claims.
The principal risk exposure for our pharmaceutical products is covered with low deductibles at country level, with a greater proportion of risk being retained. The level of risk self-insured by Sanofi (including via Carraig) before the market attachment point enables us to retain control over the management and prevention of risk. Our negotiations with third-party insurers and reinsurers are tailored to our specific risks. In particular, they allow for differential treatment of products in the development phase, for discrepancies in risk exposure between European countries and the US and for specific issues arising in certain jurisdictions. Coverage is adjusted every year to take account of the relative weight of new product liability risks such as those arising out of biotechnologies and new technology platforms.
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
projections form the basis for the provisions set.
The Directors & Officers Liability program protects all legal entities under our control, and their directors and officers. Carraig is not involved in this program.

50	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
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
B.9. Health, Safety, and Environment
Our manufacturing and research operations are subject to increasingly stringent health, safety and environmental (HSE) laws and regulations. These laws and regulations are complex and rapidly changing, and Sanofi invests the necessary sums in order to comply with them. This investment, which aims to respect HSE matters, varies from year to year.
Applicable environmental laws and regulations may require us to reduce the effects of chemical substance discharge at our various sites. The sites in question may belong to Sanofi, and may be currently operational, or may have been owned or operational in the past. In this regard, Sanofi may be held liable for the costs of removal or remediation of hazardous substances on, under or in the sites concerned, or on sites where waste from activities has been stored, without regard to whether the owner or operator knew of or under certain circumstances caused the presence of the contaminants, or at the time site operations occurred the discharge of those substances was authorized.
As is the case for a number of companies in the pharmaceutical, chemical and intense agrochemical industries, soil and groundwater contamination has occurred at some of our sites in the past, and may still occur or be discovered at others. In
Sanofi’s case, such sites are mainly located in the US, Germany and France. As part of a program of environmental surveys conducted over the last few years, detailed assessments of the risk of soil and groundwater contamination have been carried out at current and former Sanofi sites. In cooperation with national and local authorities, Sanofi regularly assesses the rehabilitation work required and carries out such work when appropriate. Remediation works have just been completed at Beaucaire in France.
Long-term rehabilitation work is in progress or planned in Mount Pleasant, Portland in the US; Frankfurt in Germany; Valernes,
Septèmes and Limay in France; and on a number of sites divested to third parties and covered by contractual environmental guarantees granted by Sanofi.
We may also have potential liability for investigation and clean-up at several other sites. We have established provisions for the sites already identified and to cover contractual guarantees for environmental liabilities for sites that have been divested. In
France specifically, we have provided the financial guarantees to the authorities as required under French regulations for environmental protection in connection with the operation of activities on French sites.
Potential environmental contingencies arising from certain business divestitures are described in Note D.22.d. to the consolidated financial statements. In 2025, Sanofi spent €31 million on rehabilitating sites previously contaminated by soil or groundwater pollution.
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
We have established, in accordance with our current knowledge and projections, provisions for cases already identified and to cover contractual guarantees for environmental liabilities relating to sites that have been divested. In accordance with
Sanofi standards, a comprehensive review is carried out once a year on the legacy of environmental pollution. In light of data collected during this review, we adjusted our provisions to €493 million as of December 31, 2025 versus €474 million as of December 31, 2024. The terms of certain business divestitures, and the environmental obligations and retained environmental liabilities relating thereto, are described in Note D.22. to our consolidated financial statements.
To our knowledge, Sanofi did not incur any liability in 2025 for non-compliance with current HSE laws and regulations that could be expected to significantly jeopardize its activities, financial situation or operating income. We also believe that we are in substantial compliance with current HSE laws and regulations and that all the environmental permits required to operate our facilities have been obtained.
Regular HSE audits are carried out by Sanofi in order to assess compliance with standards (which implies compliance with regulations) and to initiate corrective measures (26 entities audited, grouped into 21 internal audits performed in 2025). Moreover, in 2025, 180 specific visits were performed jointly with experts representing our insurers.
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
workplace and protection of the environment. However, despite these efforts, Sanofi may be unsuccessful in the implementation of its policy to reduce and mitigate the harmful effects of its activities on the health and safety of its employees, customers or the general public and on the environment more generally. See “Item 3. Key information — D. Risk Factors” for further information.

SANOFI FORM 20-F 2025	51

PART I
ITEM 4. Information on the Company
Health
From the development of compounds to the commercial launch of new drugs, Sanofi research scientists continuously assess the effect of products on human health. This expertise is made available to employees through two committees responsible for chemical and biological risk assessment. Sanofi’s COVALIS (Comité des Valeurs Limites Internes Sanofi) Committee is responsible for the hazard determination and classification of all API and synthesis intermediates handled at Sanofi facilities. This covers all active ingredients handled in production at company sites or in processes sub-contracted for manufacture. Any important issues involving raw materials or other substances that lack established occupational exposure limits may also be reviewed. The
COVALIS Committee determines the occupational exposure limits required within Sanofi. Our TRIBIO Committee is responsible for classifying all biological agents according to their degree of pathogenicity and virulence, and applies rules for their containment and the preventive measures to be respected throughout Sanofi. See “Item 3. Key Information — D. Risk Factors
— Environmental and safety risks of our industrial activities — Risks from manufacturing activities and the handling of hazardous materials could adversely affect our results of operations and reputation.”
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
While these measures focus on managing chemical and biological risks, Sanofi's commitment to employee well-being extends beyond safety protocols. Through the All Well program, Sanofi offers comprehensive health and wellbeing support to all its employees. This program supports mental and physical health, providing various global and local resources to promote healthy nutrition, physical activity, vaccination, and health checkups, as well as a Global Employee Assistance Program, ensuring a holistic approach to employee health and safety.
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
The French chemical manufacturing sites in Aramon and Sisteron are upper-tier Seveso sites according to the Seveso III regulations (from the name of the European directive that deals with potentially dangerous establishments where dangerous substances may be present in quantities exceeding certain thresholds to prevent major accidents and limit their consequences).
In accordance with French law on technological risk prevention, the French sites are also subject to heightened security inspections due to the toxic or flammable materials stored on the sites and used in the operating processes. In Europe, our
Frankfurt site is listed as a lower-tier Seveso site.
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
We have also designed a new Global Safety Culture program – “Leading Safety” – to help protect the health and safety of our employees, contractors and communities. It is based on five positive performance drivers: strengthen safety leadership; focus on key risks; increase managerial skills; improve safety barriers and the effectiveness of controls; and increase reports of unsafe acts
& hazardous conditions.

52	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
Environment
Beyond healthcare, we have taken steps to address the environmental impacts of our products and activities and to help strengthen our resilience in the face of environmental changes. We have identified a number of environmental challenges relevant to our businesses: greenhouse gas emissions and climate disruption; eco-design; water; pharmaceuticals in the environment; waste; and biodiversity.
We have been implementing environmental initiatives since 2010. More recently, we established the Planet Care program, which seeks to address environmental impacts across the value chain.
We have also taken measures to seek to reduce our greenhouse gas emissions and to promote circularity and the use of sustainable resources. We have set both medium-term and long-term targets. See “Cautionary statement regarding forward-looking statements” and “Item 3.D. Risk Factors.”
C. Organizational Structure
C.1. Significant Subsidiaries
Sanofi is the holding company of a consolidated group consisting of almost 200 companies. The table below sets forth our significant subsidiaries as of December 31, 2025. For a fuller list of the principal companies in our consolidated group, see
Note F. to our consolidated financial statements included at Item 18. of this annual report.

Significant subsidiary	Date of incorporation	Country of incorporation	Principal activity	Financial and voting interest
Aventis, Inc.	July 1, 1968	United States	Pharmaceuticals	100%
Bioverativ Therapeutics, Inc.	June 17, 1997	United States	Pharmaceuticals	100%
Genzyme Corporation	November 21, 1991	United States	Pharmaceuticals	100%
Hoechst GmbH	July 8, 1974	Germany	Pharmaceuticals	100%
Sanofi-Aventis Deutschland GmbH	June 30, 1997	Germany	Pharmaceuticals	100%
Sanofi-Aventis Participations SAS	February 25, 2002	France	Pharmaceuticals	100%
Sanofi-Aventis Singapore Pte Ltd	May 14, 1997	Singapore	Pharmaceuticals	100%
Sanofi Biotechnology	December 23, 2013	France	Pharmaceuticals	100%
Sanofi Foreign Participations B.V.	April 29, 1998	Netherlands	Pharmaceuticals	100%
Sanofi Pasteur	February 8, 1989	France	Pharmaceuticals	100%
Sanofi Pasteur, Inc.	January 18, 1977	United States	Pharmaceuticals	100%
We have transformed Sanofi through numerous acquisitions and divestments, in particular the deconsolidation of EUROAPI in
May 2022 and the divestment of Opella in April 2025 (for a description of the main such events over the past three years, refer to
“A. History and Development of the Company” above).
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
C.2. Internal organization of activities
Sanofi and its subsidiaries collectively form a group organized around a Biopharma operating segment (Immunology, Rare diseases, Neurology, Oncology, Other Medicines, and Vaccines). See “Item 5. Operating and Financial Review and Prospects —
A.1.1. 2025 Overview.”
Sanofi's R&D function is structured around two main areas:
•Medicines: under the responsibility of Sanofi and Genzyme Corporation; and
•Vaccines: under the responsibility of Sanofi Pasteur and Sanofi Pasteur, Inc.
The R&D organization operates in an integrated manner on a global scale, with centralized definition of strategic priorities and global coordination of research programs. These main entities subcontract research and development activities to subsidiaries with the appropriate technical and scientific capabilities.
Sanofi and its main subsidiaries grant licenses for patents, manufacturing know-how, and trademarks to their French and international subsidiaries. These licensed subsidiaries handle the manufacturing, marketing, and distribution of Sanofi medicines and vaccines, either directly to end customers or through local distribution subsidiaries.
Our industrial property rights, patents and trademarks are mainly held by the following legal owner: Sanofi, Sanofi Biotechnology, and Sanofi R&D Vaccins (formerly Sanofi Pasteur) (France); Sanofi-Aventis Deutschland GmbH (Germany); Ablynx (Belgium);
Kymab Ltd (UK;, Genzyme Corporation, Bioverativ, Inc., Kadmon Corporation LLC, Amunix Pharmaceuticals, Inc., Principia
Biopharma, Inc., Sanofi Vaccines US Inc (formerly Sanofi Pasteur, Inc.), sanofi-aventis US LLC, Translate Bio , Synthorx, Inc., and
Provention Bio, Inc. (US); and Sanofi Vaccines Canada Ltd (formerly Sanofi Pasteur Limited) (Canada).

SANOFI FORM 20-F 2025	53

PART I
ITEM 4. Information on the Company
For a description of our principal items of property, plant and equipment, see “— D. Property, Plant and Equipment” below. Our property, plant and equipment is held mainly by the following companies:
•in France: Sanofi Pasteur SA, Sanofi Winthrop Industrie and Sanofi-Aventis Recherche & Développement;
•in the US: Sanofi Pasteur, Inc., Genzyme Therapeutics Products LP, Genzyme Corporation and Translate Bio;
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
Consequently, at December 31, 2025, the Sanofi parent company held 93% of our external financing and 83% of our surplus cash.
In addition, the Sanofi parent company, plus the wholly-owned Sanofi subsidiaries Sanofi European Treasury Center SA (SETC)
and/or Genzyme Ireland Limited, provide financing and certain financial services to Sanofi subsidiaries.
D. Property, Plant and Equipment
D.1. Overview
Our headquarters are located in Paris, France.
We operate our business through office premises and research, production and logistics facilities in approximately 60 countries around the world. Our office premises house all of our support functions, plus operational representatives from our subsidiaries and the Company.
A breakdown of our sites by use and by ownership status (owned versus leasehold) is provided below. This breakdown is based on surface area. All surface area figures are unaudited.

Breakdown of sites by use		Breakdown of sites by ownership status
Industrial	59%	Leasehold	26%
Research	16%	Owned	74%
Offices	16%
Logistics	5%
Other	4%
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
The organizational structure of Manufacturing & Supply is aligned on our corporate structure and our three Global Business Units:
Specialty Care, General Medicines and Vaccines..
The Manufacturing & Supply department is also responsible for Sanofi Global HSE and Global Supply Chain.
At the end of 2025, we were carrying out industrial production at 37 sites in 19 countries:
•8 sites for our Specialty Care operations;
•19 sites for our General Medicines operations; and
•9 sites for the industrial operations of Vaccines.
During 2025, 13 sites were divested as part of the Opella divestment (see “Item 5. Operating and Financial Review and Prospects
— A.1.1. 2025 Overview”).
The quantity of units sold in 2025, including in-house and outsourced production, was 2 billion units.

54	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
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
Our main production sites by volume are:
•Le Trait (France), Frankfurt (Germany), Waterford (Ireland), Geel (Belgium) and Framingham (US) for Specialty Care;
•Aramon, Sisteron and Ambarès (France), Frankfurt (Germany), Csanyikvölgy (Hungary), Lüleburgaz (Turkey), Campinas (Brazil),
Jurong (Singapore) and Hangzhou (China) for General Medicines; and
•Marcy-l’Étoile and Val-de-Reuil (France), Toronto (Canada) and Swiftwater (US) for Vaccines.
Research & Development sites
In Pharmaceuticals, research and development activities are conducted at the following sites:
•two operational sites in France: Montpellier and Vitry-sur-Seine/Alfortville;
•two sites in the rest of Europe (Germany and Belgium), the larger of which is in Frankfurt (Germany);
•three sites in the US: Bridgewater, Cambridge and Framingham/Waltham ; and
•three sites in China (Beijing, Shanghai and Chengdu).
In Vaccines, research and development activities are conducted at the following sites:
•Swiftwater, Cambridge and Orlando (US);
•Marcy-l’Étoile/Lyon (France); and
•Toronto (Canada).
D.3. Acquisitions, capital expenditures and divestitures
The carrying amount of our property, plant and equipment at December 31, 2025 was €10,052 million. During 2025, we invested €1,822 million (see Note D.3. to our consolidated financial statements, included at Item 18. of this annual report), mainly in increasing capacity and improving productivity at our various production and R&D sites.
Our principal acquisitions, capital expenditures and divestitures in 2023, 2024 and 2025 are described in Notes D.1. and D.2.
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
As of December 31, 2025, our firm commitments in respect of future capital expenditures amounted to €926 million. The principal locations involved are: for medicines, the industrial facilities at Frankfurt (Germany); Le Trait, Lyon, Aramon, Sisteron
and Vitry (France); Cambridge (US); Geel (Belgium); Waterford (Ireland); Anagni and Scoppito (Italy); Shuand Xi (China); and for
vaccines, the facilities at Swiftwater (US); Toronto (Canada); Marcy-l’Étoile, Neuville-sur-Saône and Val-de-Reuil (France); and
Tuas (Singapore).
In the medium term and assuming no changes in the scope of consolidation, we expect to invest on average approximately
€1.75 billion a year in property, plant and equipment. We believe that our own cash resources and the undrawn portion of our existing credit facilities will be sufficient to fund these expenditures.
Our principal ongoing capital expenditures are described below.
Medicines
Our Medicines industrial operations are organized through end-to-end clusters.
We have four dedicated biotechnology hubs: Paris/Lyon (France), Frankfurt (Germany), Geel (Belgium) and the Boston area
(US). Exploiting innovative techniques, including cell and microbiological culture and the development of viral vectors, our biotechnology operations call for highly specific knowledge and expertise backed by dedicated production platforms to support global product launches.
We also have end-to-end clusters with chemistry, pharmaceutical and injectable sites organized through a network of regional and local industrial sites, supporting growth in those markets. A dedicated Launch Sites cluster has been implemented, from
API manufacturing to finished goods packaging (Sisteron, Aramon, Ambarès, Scoppito). The Frankfurt facility is our principal site for the manufacture of diabetes treatments. Also in 2024, we announced major investments in the production of insulin
APIs, at new facilities in Frankfurt (Germany) and Beijing (China).

SANOFI FORM 20-F 2025	55

PART I
ITEM 4. Information on the Company
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
In terms of operational excellence, we continue to build on our Top Decile performance program, focused on core sites and fully leveraging digital opportunities and technology innovations. We are also reinforcing the Sanofi Manufacturing System to drive more improvement directly from the sites and reach our performance goals, while creating a culture of best practices shared across the industrial network.

56	SANOFI FORM 20-F 2025

PART I
ITEM 4. Information on the Company
E. R&D Appendix
R&D Pipeline

Registration
Name	Description	Indication
Dupixent(a)	IL4R mAb	Allergic fungal rhinosinusitis (US) Bullous pemphigoid (EU, JP)
teplizumab	CD3 mAb	Type 1 diabetes, stage 3 (US)
Wayrilz	BTK inhibitor	Immune thrombocytopenia (JP)
tolebrutinib	BTK inhibitor	Secondary progressive MS (US, EU)
Sarclisa	CD38 mAb subcutaneous	Relapsed/refractory MM

Phase 3
Name	Description	Indication	Name	Description	Indication
Immunology			Rare diseases
amlitelimab	OX40L mAb	Atopic dermatitis	Nexviazyme	Enzyme replacement therapy	Infantile-onset Pompe disease
Dupixent (a)	IL4R mAb	Chronic pruritus of unknown origin Lichen simplex chronicus	elenestinib	D816V-mutated KIT inhibitor	Indolent/smoldering systemic mastecytosis
duvakitug (b)	TL1A mAb	Crohn’s disease Ulcerative colitis	fitusiran	RNAi targeting anti- thrombin	Hemophilia A and B (EU, JP)
itepekimab (a)	IL33 mAb	Chronic obstructive pulmonary disease (1) Chronic rhinosinusitis with nasal polyps	Wayrilz	BTK inhibitor	Sickle cell disease IgG4-related disease Warm autoimmune hemolytic anemia
lunsekimig	IL13×TSLP Nanobody® VHH	Chronic obstructive pulmonary disease	venglustat	Oral GCS inhibitor	Fabry disease Gaucher disease type 3
Rezurock	ROCK2 inhibitor	Chronic lung allograft dysfunction

Neurology			Oncology
frexalimab (c)	CD40L mAb	Relapsing MS Non-relapsing secondary progressive MS	Sarclisa	CD38 mAb	NDMM, TE (HD7) (US) NDMM, TE (IsKia) Smoldering MM (ITHACA)
riliprubart	C1s mAb	SOC-refractory CIDP IVIg-treated CIDP

Vaccines
SP0087	Vero cell vaccine	Rabies
SP0218	Vero cell vaccine	Yellow fever
Fluzone HD	Multivalent inactivated vaccine	Flu (50 years+)
SP0202(d)	21-valent conjugate vaccine	Pneumococcal disease (children)
(1) itepekimab’s future development in COPD is dependent on further analysis of Phase 3 data and regulatory feedback.
Collaborations: (a) Regeneron; (b) Teva Pharmaceuticals; (c) ImmuNext; (d) SK biosience.
Abbreviations:
BTK: Bruton’s tyrosine kinase – CD: Cluster of differentiation – C1s: Complement component 1s – CIDP: Chronic inflammatory demyelinating polyneuropathy – CN: China –
EU: Europe – GCS: Glucosylceramide synthase – HD: High dose – IgG4: Immunoglobulin G4 – IL: Interleukin – IVIg: Intravenous immunoglobulin – JP: Japan – mAb:
Monoclonal antibody - MM: Multiple myeloma - MS: Multiple sclerosis - NDMM: Newly diagnosed multiple myeloma - RNAi: RNA interference - ROCK2: Rho Associated coiled-coil containing protein kinase 2 – SOC: Standard of care – TE: Transplant eligible – TL1A: Tumor necrosis factor-like cytokine 1A – TSLP: Thymic stromal lymphopoietin

SANOFI FORM 20-F 2025	57

PART I
ITEM 4. Information on the Company

Phase 2
Name	Description	Indication	Name	Description	Indication
Immunology			Rare diseases
amlitelimab	OX40L mAb	Asthma	Wayrilz	BTK inhibitor	Graves' disease
balinatunfib	oral TNFR1 signaling inhibitor	Crohn’s disease Ulcerative colitis	efdoralprin alfa	AAT fusion protein	Alpha-1 antitrypsin deficiency emphysema
brivekimig	TNFa×OX40L Nanobody® VHH	Crohn’s disease Hidradenitis suppurativa Ulcerative colitis Type 1 diabetes, stage 3	frexalimab rilzabrutinib brivekimig	CD40L mAb BTK inhibitor TNFa×OX40L Nanobody® VHH	Focal segmental glomerulosclerosis/ minimal change disease
frexalimab(a)	CD40L mAb	Type 1 diabetes
itepekimab(b)	IL33 mAb	Chronic rhinosinusitis without nasal polyps	Oncology
lunsekimig	IL13×TSLP Nanobody® VHH	Asthma Asthma, high-risk Atopic dermatitis Chronic rhinosinusitis with nasal polyps	SAR445877	PD1×IL15 fusion protein	Solid tumors
riliprubart	C1s mAb	Antibody-mediated rejection	Sarclisa	CD38 mAb	Relapsed/refractory multiple myeloma in combination
rilzabrutinib	BTK inhibitor	Asthma Chronic spontaneous urticaria
SAR449028	Wild-type KIT inhibitor	Chronic induced/ spontaneous urticaria Allergic rhinoconjunctivitis	Vaccines
SAR444336	Non-beta IL2 Synthorin	Microscopic colitis	SP0230	5-valent (ACWY+B) vaccine	Meningitis
SAR445399 (1)	IL1R3 mAb	Hidradenitis suppurativa	SP0256	mRNA vaccine	RSV+hMPV (older adults)
			SP0268	mRNA vaccine	Acne
Neurology			SP0289	mRNA vaccine	Flu H5 pandemic
SAR402663	sFLT01 AAV gene therapy	Wet age-related macular degeneration	SP0335	Inactivated adjuvanted vaccine	Flu H5 pandemic

Phase 1
Name	Description	Indication	Name	Description	Indication
Immunology			Oncology
SAR446422	CD28×OX40 bispecific Ab	Inflammatory indication	SAR445953 (d)	CEACAM5-Topo1 ADC	Colorectal cancer
SAR446959	MMP13×ADAMTS5×CAP Nanobody® VHH	Knee osteoarthritis	SAR446523	GPRC5D mAb	Relapsed/refractory multiple myeloma
SAR448501	CD20 bispecific mAb	Inflammatory indication
SAR448755 (c)	STAT6 inhibitor	Inflammatory indication	Vaccines
			SP0287	Fluzone HD+Nuvaxovid	Flu+COVID-19
Neurology			SP0287	Flublok+Nuvaxovid	Flu+COVID-19
SAR446597	Bb×C1s AAV gene therapy	Geographic atrophy in dry age-related macular degeneration	SP0291	mRNA vaccine	RSV+hMPV+PIV3 (older adults)
SAR448851	TREM2 agonist	Alzheimer’s disease	SP0269	mRNA vaccine	Chlamydia
			SP0340	Subunit vaccine	RSV+hMPV (older adults)
			SP0341	Subunit vaccine	RSV+hMPV+PIV3 (older adults)
Rare diseases
SAR446268	DMPK AAV gene therapy	Myotonic dystrophy type 1
(1) Also known as MAB212, in-licensed from MAB Discovery.
Collaborations:  (a) ImmuNext; (b) Regeneron; (c) Recludix; (d) Pfizer
Abbreviations:
AAT: Alpha–1 antitrypsin – AAV: Adeno-associated virus – Ab: Antibody – ADAMTS5: A Disintegrin And Metalloproteinase with Thrombospondin Motifs 5 –
ADC: Antibody-drug conjugate – Bb: Factor Bb – BTK: Bruton’s tyrosine kinase – C1s: Complement component 1s – CAP: Cartilage anchoring protein – CD:
Cluster of differentiation – CEACAM5: Carcinoembryonic antigen cell adhesion molecule 5 – DMPK: dystrophia myotonica protein kinase 1 – GPRC5D: G-
protein-coupled receptor class 5 member D – H5: hemagglutinin 5 - hMPV: human Metapneumovirus – IL: Interleukin – IL1R3: Interleukin-1 receptor 3 –
mAb: Monoclonal antibody – MMP13: Matrix metallopeptidase 13 – mRNA: messenger RNA – PD1: Programmed death protein 1 – PIV3: Parainfluenza virus type 3 – RSV: Respiratory syncytial virus – STAT6: Signal transducer and activator of transcription 6 – TNFa: Tumor necrosis factor alpha – TNFR1: Tumor necrosis factor receptor 1 – Topo1: Topoisomerase - TREM2: triggering receptor expressed on myeloid cells 2 – TSLP: Thymic stromal lymphopoietin

58	SANOFI FORM 20-F 2025

PART I
ITEM 4A. Unresolved Staff Comments
Item 4A. Unresolved Staff Comments
N/A
Item 5. Operating and Financial Review and Prospects
You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included at Item 18. of this annual report.
Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards
(IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS endorsed by the European Union as of December 31, 2025.
The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See “Cautionary Statement Regarding Forward-
Looking Statements” at the beginning of this document.
Unless otherwise stated, all financial variations in this item are given on a reported basis.
The discussion of our operating and financial review and prospects for the years ended December 31, 2024 and December 31,
2023, including a presentation of our consolidated income statements for the years ended December 31, 2024 and December 31,
2023, can be found in “Item 5. Operating and Financial Review and Prospects — A. Operating results — A.2. Results of operations
— Year ended December 31, 2024 compared with year ended December 31, 2023” of our annual report on Form 20-F filed on February 13, 2025.
A. Operating results
A.1. Significant operating information
A.1.1. 2025 Overview
2025 Business Developments
In 2025, Sanofi introduced the “Take the Lead” strategy to accelerate transformative impact for patients, healthcare systems, and society, reinforcing its position as an R&D-driven, AI-powered biopharma company committed to improving people's lives and delivering compelling growth. For further information about our strategy, refer to “Item 4. Information on the Company
— B. Business Overview — B.1. Strategy.” Other significant events of the year are described below.
During the meeting of the Board of Directors on January 29, 2025, the Board authorized Sanofi to repurchase an aggregate amount of the Company's own shares not exceeding €5 billion, under the terms and conditions set by the General Meeting of
April 30, 2024 in its 19th resolution. Pursuant to this authorization, Sanofi entered into a share buyback agreement with its historical shareholder L'Oréal on February 2, 2025 for the acquisition of 2.34% of Sanofi’s share capital, equivalent to
29,556,650 shares, for a total repurchase price of approximately €3 billion, representing a price of €101.50 per share. Following the buyback, these shares were canceled during 2025 (see Note D.15.1. Share capital to our consolidated financial statements included at Item 18. of this annual report). In addition, on February 6, 2025 Sanofi entered into a mandate with an investment services provider to repurchase its own shares for a maximum aggregate amount of €2 billion between February 7, 2025 and
December 31, 2025. The share buyback program had been executed in full by the end of 2025.
As part of its Euro Medium Term Note program, Sanofi carried out two bond issues in the first half of 2025. On March 5, a first issue of €1.5 billion was completed, comprising €850 million of floating-rate bonds (3-month Euribor + 0.300%) maturing in
March 2027, and €650 million of fixed-rate bonds (2.75% per annum) maturing in March 2031. On June 17, a second issue of
€1.5 billion was completed, consisting of two tranches of €750 million each: one at a fixed rate of 2.625% per annum, maturing in
June 2029, and the other at a fixed rate of 3.00% per annum maturing in June 2032. Sanofi will use the net proceeds from the issuance of these bonds for general corporate purposes.
On April 30, 2025, Sanofi announced the closing of the transaction with Clayton, Dubilier & Rice (CD&R) relating to Sanofi’s consumer healthcare business, Opella. In accordance with the terms announced on February 19, 2025, Sanofi has transferred a controlling stake in Opella to CD&R. Sanofi retains a 48.2% equity interest in the associate OPAL JV Co, which indirectly holds
100% of Opella. Bpifrance holds a minority stake of 1.8% and is represented on Opella’s Board of Directors. As a result of the transaction, Sanofi recognized a net gain of €2.6 billion, reported within the line item Net income from discontinued operations in the consolidated income statement. Sanofi received total net cash proceeds of €10.4 billion, presented within the line item Net cash inflow from the Opella transaction in the statement of cash flows.
On May 22, 2025, Sanofi announced that it had entered into an agreement to acquire Vigil Neuroscience, Inc. (Vigil), a publicly traded clinical-stage biotechnology company focused on developing novel therapies for neurodegenerative diseases. This acquisition in neurology, one of Sanofi’s four strategic disease areas, enhances Sanofi’s early-stage pipeline and includes
VG-3927, which will be evaluated in a phase 2 clinical study in Alzheimer’s disease. VG-3927 is an oral small molecule TREM2 agonist. Activating TREM2 is expected to enhance the neuroprotective function of microglia in Alzheimer’s disease. Under the terms of a share purchase agreement (including the exclusive right of first negotiation for an exclusive license to VG-3927 or for

SANOFI FORM 20-F 2025	59

PART I
ITEM 5. Operating and Financial Review and Prospects
transfer of the rights to research, develop, manufacture, and commercialize VG-3927) entered into by Sanofi and Vigil in June
2024 for an amount of $40 million, Sanofi already held an equity interest in Vigil, representing approximately 12% of Vigil’s share capital. That equity interest was remeasured through Other comprehensive income. VGL101, Vigil’s second molecule program, was not acquired by Sanofi. On August 5, 2025, Sanofi acquired all outstanding common shares of Vigil for $8.00 per share in cash at closing. Based on $8.00 per share, the total equity value of Vigil represents approximately $470 million (on a fully diluted basis).
On May 27, 2025, Sanofi announced the completion of its acquisition of 100% of Dren-0201, Inc., a subsidiary of the privately held clinical-stage biopharmaceutical company Dren Bio, Inc. (Dren Bio), further to a definitive agreement signed on March 19, 2025.
The acquired entity owns DR-0201, a targeted bispecific antibody developed by Dren Bio. DR-0201, now designated SAR448501, engages myeloid cells for robust B-cell depletion, as demonstrated in preclinical and early-stage clinical study data. Sanofi acquired Dren-0201, Inc. for an upfront payment of €539 million, supplemented by potential milestone payments of up to
€1.2 billion subject to the achievement of development and commercialization objectives.
On July 18, 2025, Sanofi announced the completion of its acquisition of Blueprint Medicines Corporation (Blueprint). The
acquisition adds a market-available medicine, Ayvakit/Ayvakyt (avapritinib), to Sanofi’s portfolio along with a promising pipeline, and specialist expertise in the rare immune system disorder systemic mastocytosis (SM) and other diseases associated with the
KIT gene. The acquisition includes elenestinib, a next-generation medicine for SM, as well as BLU-808, a highly potent and selective oral wild-type KIT inhibitor that has the potential to treat a broad range of diseases in immunology. Under the terms of the acquisition, Sanofi paid $129.00 per share in cash at closing, representing an equity value of approximately $9.1 billion on a fully diluted basis. Blueprint shareholders also received one non-tradeable and non-transferable contractual contingent value right (CVR) per share, which entitles the holders thereof to receive two potential milestone payments of $2.00 and $4.00 per
CVR on the attainment of future development and regulatory milestones within the applicable milestone period, respectively, for
SAR449028 (formely known as BLU-808). The total equity value of the transaction, including potential CVR payments, represented approximately $9.5 billion on a fully diluted basis. With the acquisition of Blueprint, Sanofi gained an established presence among allergists, dermatologists, and immunologists, which is expected to strengthen our ability to advance our rapidly growing immunology pipeline.
On July 22, 2025, Sanofi announced the signing of a definitive agreement to acquire Vicebio Ltd (Vicebio), a privately held biotechnology company based in London, UK, specializing in the development of next-generation respiratory vaccines. Under the terms of the agreement, Sanofi was to acquire all of Vicebio’s outstanding shares for an upfront payment of $1.15 billion, supplemented by potential milestone payments of up to $450 million, contingent upon the achievement of development and regulatory objectives. This acquisition provides Sanofi with an early-stage combination vaccine candidate against respiratory syncytial virus (RSV) and human metapneumovirus (hMPV), as well as innovative molecular clamp technology, which enables the quicker development of fully liquid combination vaccines that can be stored at standard refrigeration temperatures (2-8°C). After obtaining all necessary regulatory approvals, the acquisition was consummated on December 4, 2025.
On September 24, 2025, Sanofi Ventures announced an additional $625 million multi-year capital commitment from Sanofi, increasing its total assets under management to over $1.4 billion. This new commitment to the evergreen venture fund builds on more than a decade of investing in innovative biotech and digital health companies that align with Sanofi’s long-term growth ambitions.
On October 28, 2025, Sanofi announced that it had successfully placed its $3 billion bond issue across five tranches, including fixed and floating rate notes maturing between November 2027 and November 2032, with interest rates ranging from 3.75% to
4.20%. The notes were issued under Sanofi’s shelf registration statement filed with the SEC on April 4, 2024, and the net proceeds will be used for general corporate purposes.
On December 19, 2025, Sanofi entered into an agreement with the US government aimed at reducing the cost of medications for
American patients while strengthening the US role in bioproduction and pharmaceutical innovation. This voluntary and confidential agreement addresses the four requests made by President Trump in letters sent to pharmaceutical manufacturers on
July 31, 2025. Specifically, Sanofi commits to aligning the Medicaid prices of certain medications with those in other high-income countries, expected to result in an average reduction of 61% for certain treatments (for diabetes, cardiovascular diseases, neurological diseases, and cancer). Sanofi will also offer direct access to patients through TrumpRx.gov with potential savings of up to 70%. In return, Sanofi is receiving a three-year period free from Section 232 tariffs on products imported by Sanofi into the
US, while reaffirming its $20 billion investment in its US manufacturing capabilities. This agreement is expected to have no material impact on Sanofi's growth strategy or financial outlook during the period covered.
On December 24, 2025, Sanofi announced that it had entered into an agreement to acquire Dynavax Technologies Corporation
(Dynavax), a publicly traded vaccines company with (i) a marketed adult hepatitis B vaccine (HEPLISAV-B), currently marketed in the US, and (ii) a differentiated shingles vaccine candidate (Z-1018), currently in Phase 1/2 clinical development. Under the terms of the merger agreement, Sanofi will commence a cash tender offer to acquire all outstanding shares of Dynavax for $15.50 per share in cash, reflecting a total equity value of approximately $2.2 billion. Subject to the satisfaction or waiver of customary closing conditions, the acquisition is expected to close in the first quarter of 2026.
(1)Non-IFRS financial measure: see definition in “— A.1.6. Presentation of net sales” below.
(2)Non-IFRS financial measure: see definition in “— A.1.5. Segment information and net income — 3/ Business net income” below.

60	SANOFI FORM 20-F 2025

PART I
ITEM 5. Operating and Financial Review and Prospects
2025 Financial results
For further information about the biopharma products we sell, and about our research and development portfolio, refer to “Item 4. Information on the Company — B. Business Overview.”
Our net sales for 2025 amounted to €43,626 million, an increase of 6.2% from 2024. At constant exchange rates (CER)(1), net sales rose by 9.9%, driven mainly by strong performances for Dupixent and increased sales of ALTUVIIIO.
Net income attributable to equity holders of Sanofi amounted to €7,813 million for 2025, compared with €5,560 million in
2024, a €2,253 million increase. Earnings per share was €6.40 in 2025, compared with €4.44 in 2024. Business net income(2)
was €9,555 million, up 7.2% on 2024, while business earnings per share (Business EPS(2)) was 10.0% higher than in 2024 at €7.83.
At the Annual General Meeting on April 29, 2026, we will ask our shareholders to approve a dividend of €4.12 per share for the
2025 financial year, representing a payout of 52.6% of our business net income per share (see “— B.2. Consolidated balance sheet and debt.”).
A.1.2. Impacts of competition from generics and biosimilars
Some of our flagship products continued to suffer sales erosion in 2025 under the impact of competition from generics and biosimilars. We do not believe it is possible to state with certainty what level of net sales would have been achieved in the absence of generic competition. A comparison of our consolidated net sales for the years ended December 31, 2025 and 2024
(see “— A.2. Results of Operations — Year Ended December 31, 2025 Compared with Year Ended December 31, 2024” below)
for the main products affected by generic and biosimilar competition shows a year-on-year loss of €353 million of net sales on a reported basis. However, other parameters can also contribute to the loss of sales, such as a fall in the average selling price of certain products.
The table below sets forth the change by product.

(€ million)	2025	2024	Change on a reported basis	Change on a reported basis (%)
Aprovel Europe	71	73	(2)	-2.7%
Lantus Europe	297	340	(43)	-12.6%
Lovenox Europe	455	567	(112)	-19.8%
Plavix Europe	88	91	(3)	-3.3%
Aubagio Europe	67	152	(85)	-55.9%
Mozobil Europe	8	39	(31)	-79.5%
Aubagio United States	135	187	(52)	-27.8%
Mozobil United States	4	12	(8)	-66.7%
Aprovel Japan	5	11	(6)	-54.5%
Plavix Japan	11	22	(11)	-50.0%
Total	1,141	1,494	(353)	-23.6%
We expect the erosion caused by generic competition to continue in 2026, with a negative impact on our net income. The products likely to be impacted in 2026 include those that already faced generic competition in 2025, but whose sales can reasonably be expected to be subject to further sales erosion in 2026 (see products listed in the table above). In addition, we have experienced generic competition for Aubagio in the US since March 2023 and in Europe since October 2023, with an intensification since 2024. The same pattern occurred for Mozobil with generic competition in the US since July 2023, and in
Europe since early 2024.
In 2025, aggregate consolidated net sales of those products in Europe, the US and Japan were €1,141 million; this comprised
€986 million in Europe, €139 million in the US and €16 million in Japan. The negative impact on our 2026 net sales is likely to represent a substantial portion of those sales, but the actual impact will depend on a number of factors, such as the impact of generics and biosimilars on sales of our molecules, but also the market entry of generics of other molecules that are in competition with our products.
In China, the authorities have implemented a range of healthcare cost containment measures, including the Volume Based
Procurement (VBP) reverse auction that particularly impacts our insulin-based products, Plavix, Aprovel, and Lovenox (see also
“Item 4. Information on the Company — B. Business Overview — B.5.4. Pricing & Reimbursement”). A large number of molecules were selected to submit tenders under successive waves of the VBP program, with the successful bidders being awarded a high level of market share in return for offering lower prices. The recent eleventh round of VBP results remained very unfavorable to multinational companies. Domestic generic companies confirmed the existing trend, and won the main bids due to further aggressive price reductions.
(1)From 2024, Net sales excludes sales of Consumer Healthcare products, reclassified within Net income from discontinued operations for the years presented.

SANOFI FORM 20-F 2025	61

PART I
ITEM 5. Operating and Financial Review and Prospects
A.1.3. Purchase accounting effects
Our results of operations and financial condition for the years ended December 31, 2025 and 2024, have been significantly affected by our past acquisitions. See “— A.1.11. Critical accounting and reporting policies — 2/ Business combinations” below for an explanation of the impact of business combinations on our results of operations.
Significant amortization of intangible assets has been generated by the following business combinations: Blueprint (€255 million in 2025); Genzyme (€51 million in 2025 and €152 million in 2024); Bioverativ (€590 million in 2025 and €630 million in 2024);
Kadmon (€157 million in 2025 and €164 million in 2024); and Provention (€205 million in 2025 and €214 million in 2024).
In order to isolate the purchase accounting effects of all acquisitions and the impact of certain other items, we use a non-IFRS financial measure that we refer to as “Business net income” (see definition and discussion of reconciliation to the IFRS financial measure Net income attributable to equity holders of Sanofi in “— A.1.5. Segment Information and Business Net Income —
3/ Business Net Income” below).
A.1.4. Sources of revenues and expenses
Revenues: Revenue arising from the sale of goods is presented in the income statement within Net sales. Net sales comprise revenue from sales of medicines, vaccines and active ingredients (1), net of sales returns, of customer incentives and discounts, and of certain sales-based payments paid or payable to the healthcare authorities. Returns, discounts, incentives and rebates are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. See Note B.13.1. to our consolidated financial statements included at Item 18. of this annual report. We sell biopharma products directly, through alliances, and by licensing arrangements throughout the world. When we sell products directly, we record sales revenues as part of our consolidated net sales. When we sell products through alliances, the revenues reflected in our consolidated financial statements are based on the contractual arrangements governing those alliances. For more information about our alliances, see “— A.1.7. Financial Presentation of Alliances” below.
Other revenues: all revenue that falls within the scope of IFRS 15 but does not relate to sales of Sanofi products is shown in this line item. It mainly comprises (i) royalties received from licensing intellectual property rights to third parties; (ii) VaxServe sales of products sourced from third-party manufacturers; and (iii) revenue received under agreements for Sanofi to provide manufacturing services to third parties. Royalties received under licensing arrangements are recognized over the period during which the underlying sales are recognized. VaxServe's operations include the distribution within the US of vaccines and other products manufactured by third parties.
Other revenues is also used to recognize revenues generated from the manufacturing of Consumer Healthcare products on behalf of Opella entities. Until April 30, 2025, Opella entities were within the scope of discontinued operations (see Note B.7. to our consolidated financial statements included at Item 18. of this annual report). With effect from May 1, 2025, Opella entities are treated as related parties in accordance with IAS 24 (see Note D.6. to our consolidated financial statements included at Item 18.
of this annual report).
In addition, Other revenues includes revenues associated with Consumer Healthcare operations not transferred on the effective date of loss of control of Opella. These comprise primarily, but not exclusively, Consumer Healthcare activities that were not transferred on the effective date of loss of control of Opella, primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028 after a transitional period required to complete the transfer plan agreed with Sanofi in the context of public tendering arrangements; (ii) sales made by the dedicated entity Opella Russie, of which Sanofi continues to hold the capital (Sanofi is continuing to distribute Opella products in Russian territory under a distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of that entity during the term of the distribution agreement); and (iii) sales of the Gold Bond product range, which are continuing in the US through the retained
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
Operating Income. Our operating income reflects our revenues, our cost of sales and the remainder of our operating expenses, the most significant of which are research and development expenses and selling and general expenses. For our operating segment, we also measure our results of operations through an indicator referred to as “Business Operating Income,” which we describe below under “— A.1.5. Segment Information and Business Net Income — 2/ Business Operating Income.”
A.1.5. Segment information and Business net income
1/ Segment information
In accordance with IFRS 8 (Operating Segments), the segment information reported by Sanofi is prepared on the basis of internal management data provided to our Chief Executive Officer, who is the chief operating decision maker of Sanofi. The operating segment disclosures required under IFRS 8 are provided in Notes B.26. and D.35. to our consolidated financial statements included at Item 18. of this annual report.
The segment information presented by Sanofi consists of a single operating segment: Biopharma.

62	SANOFI FORM 20-F 2025

PART I
ITEM 5. Operating and Financial Review and Prospects
The Biopharma operating segment comprises commercial operations and research, development and production activities relating to the Specialty Care, General Medicines and Vaccines franchises plus support and corporate functions, for all geographical territories. It also includes revenues generated from the manufacture of Consumer Healthcare products invoiced to
Opella Healthcare SAS (Opella), which constitutes a related party with effect from April 30, 2025, the deconsolidation date, corresponding to the closing of Sanofi's sale of a controlling stake of approximately 50% in Opella to Clayton, Dubilier & Rice
(CD&R) (for more information, see “Item 4. Information on the Company — B. Business overview — B.3 Opella”). Those revenues, which before the deconsolidation date represented intragroup transactions classified within continuing operations, are presented within Other revenues in the income statement. The Biopharma operating segment also includes the purchase price of Biopharma products manufactured by Opella.
The “Other” category comprises primarily, but not exclusively, Consumer Healthcare activities not transferred on the effective date of loss of control of Opella. These are primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028; (ii) sales made by the dedicated entity Opella Russie, of which Sanofi continues to hold the capital
(Sanofi is continuing to distribute Opella products in Russian territory under a distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of that entity during the term of the distribution agreement);
and (iii) sales of the Gold Bond product range, which are continuing in the United States through the retained subsidiary Gold
Bond LLC (holder of the associated worldwide property rights).
2/ Business operating income (non-IFRS financial measure)
We report segment results on the basis of “Business operating income.” This non-IFRS indicator is used internally by Sanofi’s chief operating decision maker to measure the performance of our operating segment and to allocate resources. For a definition of
“Business operating income”refer to Note D.35. to our consolidated financial statements included at Item 18. of this annual report.
“Business operating income” is a non-IFRS financial measure and is reconciled with IFRS Operating income. In 2025, Operating income amounted to €6,344 million, versus €7,252 million for 2024, and our “Business operating income” amounted to
€12,149 million, versus €11,343 million in 2024. The reconciliation between these two measures is presented in the table below.
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
performance. This non-IFRS measure is not, and should not be viewed as, a substitute for IFRS measures, and should be viewed in conjunction with IFRS measures of our performance and financial position. Consequently, there may be limitations on the usefulness of this measure to investors.

(€ million)	2025	2024
Operating income (IFRS)	6,344	7,252
Other gains and losses, and litigation(a)	255	470
Restructuring costs and similar items(b)	1,138	1,396
Expenses arising from the impact of acquisitions on inventories(c)	126	10
Fair value remeasurement of contingent consideration	104	96
Impairment of intangible assets(d)	2,241	248
Amortization of intangible assets	1,776	1,749
Net income attributable to non-controlling interests(e)	(14)	(14)
Share of profit/(loss) from investments accounted for using the equity method(f)	179	136
Business operating income (non-IFRS)	12,149	11,343
(a)See Note D.28. to our consolidated financial statements included at Item 18. of this annual report.
(b) See Note D.27. to our consolidated financial statements included at Item 18. of this annual report.
(c)This line records the impact of the workdown of acquired inventories remeasured at fair value at the acquisition date, which in 2025 relates to the
Blueprint Medicines acquisition (see Note D.1.).
(d)For 2025, this line mainly comprises a €1,663 million impairment loss recognized on tolebrutinib, a drug candidate in the registration phase targeting multiple sclerosis, reflecting the reduced probability of approval arising from the negative PERSEUS phase 3 study results in Primary Progressive Multiple
Sclerosis (PPMS) and recent exchanges with the FDA and EMA on Secondary Progressive Multiple Sclerosis (SPMS). For 2024, this line includes a net impairment charge of €248 million, mainly due to (i) recognition of impairment losses of €640 million against various research and development projects
(including a €239 million loss resulting from the decision taken in February 2025 to discontinue a Phase 3 clinical study investigating a vaccine candidate to prevent invasive E.coli disease), partially offset by (ii) impairment loss reversals recognized in connection with the disposals of the ProXTen platform and Enjaymo, for €225 million and €167 million respectively.
(e)Excludes (i) restructuring costs and (ii) other adjustments attributable to non-controlling interests.
(f)Mainly joint ventures.
3/ Business net income (non-IFRS financial measure)
Sanofi also presents “Business net income”, a non-IFRS financial measure that is not included in our primary financial statements.
The IFRS measure most directly comparable to “Business net income” is Net income attributable to equity holders of Sanofi, which amounted to €7,813 million for 2025, versus €5,560 million for 2024, representing an increase of 40.5%. “Business net income” amounted to €9,555 million for 2025 versus €8,912 million for 2024, representing an increase of 7.2%. “Business net income” for 2025 represents 21.9% of our net sales, compared with 21.7% in 2024.

SANOFI FORM 20-F 2025	63

PART I
ITEM 5. Operating and Financial Review and Prospects
The table below reconciles Net income attributable to equity holders of Sanofi to our “Business net income”:

(€ million)	2025	2024
Net income attributable to equity holders of Sanofi (IFRS)	7,813	5,560
Net income from the discontinued Opella business(a)	(2,874)	(64)
Amortization of intangible assets	1,776	1,749
Impairment of intangible assets(b)	2,241	248
Fair value remeasurement of contingent consideration(c)	118	127
Expenses arising from the impact of acquisitions on inventories	126	10
Restructuring costs and similar items	1,138	1,396
Other gains and losses, and litigation	255	470
Financial (income)/expenses relating to financial liabilities accounted for at amortized cost and subject to periodic remeasurement (d)	(93)	291
Tax effects of the items listed above:	(1,311)	(883)
•amortization and impairment of intangible assets	(888)	(359)
•fair value remeasurement of contingent consideration	(27)	(25)
•expenses arising from the impact of acquisitions on inventories	(35)	—
•restructuring costs and similar items	(252)	(320)
•other items	(109)	(179)
Other tax effects	22	(81)
Other items(e)	344	89
Business net income (non-IFRS)	9,555	8,912
Average number of shares outstanding (million)	1,220.4	1,251.4
Basic earnings per share (IFRS) (€)	6.40	4.44
Reconciling items per share (€)(f)	1.43	2.68
Business earnings per share (non-IFRS) (€)	7.83	7.12
(a)In 2025, this line includes €2.6 billion related to the net gain on the Opella divestment, recognized on the date of loss of control (refer to Note D.1.).
(b) For 2025, this line mainly comprises a €1,663 million impairment loss recognized on tolebrutinib, a drug candidate in the registration phase targeting multiple sclerosis, reflecting the reduced probability of approval arising from the negative PERSEUS phase 3 study results and recent exchanges with the FDA and EMA. For 2024, this line includes a net impairment charge of €248 million, mainly due to (i) recognition of impairment losses of €640 million against various research and development projects (including a €239 million loss resulting from the decision taken in February 2025 to discontinue a
Phase 3 clinical study investigating a vaccine candidate to prevent invasive E.coli disease), partially offset by (ii) impairment loss reversals recognized in connection with the disposals of the ProXTen platform and Enjaymo, for €225 million and €167 million respectively.
(c)This line includes an impact attributable to non-controlling interests, related to a remeasurement of contingent consideration within a subsidiary of
Sanofi: €14 million expense in 2025 and €31 million expense in 2024.
(d)This line corresponds to the financial expense arising from remeasurement of the financial liability recognized in the balance sheet to reflect estimated future royalties on sales of Beyfortus in the US.
(e)In 2025, this line includes the €310 million share of the losses of the associate OPAL JV Co (accounted for under the equity method since May 1, 2025, see Note D.1.) attributable to the equity holders of Sanofi; that amount includes the effects of the purchase price allocation, and of related fair value adjustments to the identifiable assets and liabilities (mainly intangible assets and inventories). This line also includes the share of profits/losses arising from the equity-accounted investment in EUROAPI, including an impairment loss taken against the equity interests based on the quoted market price:
€2.27 as of December 31, 2025 and €2.88 as of December 31, 2024.
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
•(income)/expenses related to financial liabilities accounted for at amortized cost and subject to periodic remeasurement in accordance with paragraph B5.4.6 of IFRS 9 (Financial Instruments);
•tax effects related to the items listed above as well as effects of major tax disputes;

64	SANOFI FORM 20-F 2025

PART I
ITEM 5. Operating and Financial Review and Prospects
•the share of profits/losses from investments accounted for using the equity method, except for the share of profits/losses from investments accounted for using the equity method, to the extent that this relates (i) to joint ventures or (ii) to associates with which Sanofi has entered into R&D agreements and/or whose operations are managed as an integral part of Sanofi’s business activities; and
•the portion attributable to non-controlling interests of the items listed above.
We also report “Business earnings per share” (“Business EPS”), a non-IFRS financial measure we define as “Business net income”
divided by the weighted average number of shares outstanding. “Business EPS” was €7.83 for 2025, compared with €7.12 for
2024 (up 10.0%), based on an average number of shares outstanding of 1,220.4 million for 2025 and 1,251.4 million for 2024.
The most significant reconciling items between “Business net income” and Net income attributable to equity holders of Sanofi relate to (i) the purchase accounting effects of our acquisitions of groups of assets and business combinations, particularly the amortization and impairment of intangible assets (other than software and other rights of an industrial or operational nature);
(ii) the impacts of restructuring actions or transactions regarded as non-recurring, where the amounts involved are particularly significant; (iii) remeasurements recognized through profit or loss in respect of (a) amounts receivable in respect of business divestments and accounted for at fair value, (b) liabilities arising from business combinations (IFRS 3) and accounted for at fair value, and (c) liabilities accounted for at amortized cost and subject to periodic remeasurement under IFRS 9; and (iv) net income from discontinued operations, including Opella. We believe that excluding those impacts enhances an investor’s understanding of our underlying economic performance, because it gives a better representation of our recurring operating performance.
We believe that eliminating charges related to purchase accounting effects (particularly amortization and impairment of some intangible assets) enhances comparability of our ongoing operating performance relative to our peers. Those intangible assets
(principally rights relating to research and development, technology platforms and commercialization of products) are accounted for in accordance with IAS 38 (Intangible Assets) and IFRS 3 (Business Combinations).
We also believe that eliminating the other effects of business combinations (such as the incremental cost of sales arising from the workdown of acquired inventories remeasured at fair value in business combinations) gives a better understanding of our recurring operating performance.
Eliminating restructuring costs and similar items enhances comparability with our peers because those costs are incurred in connection with reorganization and transformation of Sanofi's programs, integration or separation as part of material deals.
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
In addition, “Business net income” excludes net income from the Opella discontinued operation, the results of which have been presented separately in the consolidated income statement since October 2024. Under IFRS 5 (Non-Current Assets Held for Sale
and Discontinued Operations), a discontinued operation is defined as a component of an entity that has been disposed of or is classified as held for sale, and represents a separate major line of business. With effect from October 2024, “Business net income”
from continuing operations is used by management to measure Sanofi’s financial performance on an ongoing basis. We believe that providing a performance measure aligned with our management approach is useful for investors and analysts.
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
A.1.6. Presentation of net sales
In the discussion below, we present our consolidated net sales for 2025 and 2024. We analyze our net sales by various categories including medicines, vaccines, business, and geographical region. In addition to reported net sales, we analyze non-IFRS financial measures designed to isolate the impact on our net sales of currency exchange rates and changes in the structure of our group.
When we refer to changes in our net sales at constant exchange rates (CER), that means that we have excluded the effect of exchange rates by recalculating net sales for the relevant period using the exchange rates that were used for the previous period.

SANOFI FORM 20-F 2025	65

PART I
ITEM 5. Operating and Financial Review and Prospects
A.1.7. Financial presentation of alliances
We have entered into a number of alliances for the development, co-promotion and/or co-marketing of our products. The two principal alliances are with Regeneron Pharmaceuticals, Inc. for the development and commercialization of therapeutic antibodies including Dupixent and Kevzara, and with AstraZeneca for the development and commercialization of Beyfortus
(nirsevimab) for RSV prevention.
Specifically with respect to Regeneron, in 2014 and 2020, Sanofi and Regeneron amended the Investor Agreement entered into by the two companies in 2007. Under the terms of the amendments, Sanofi accepted various restrictions, including “standstill”
provisions that contractually prohibit Sanofi from seeking to directly or indirectly exert control of Regeneron or acquiring more than 30% of Regeneron’s capital stock (consisting of the outstanding shares of common stock and the shares of Class A stock).
This prohibition remains in place until the earlier of (i) the later of the fifth anniversaries of the expiration or earlier termination of the Zaltrap collaboration agreement with Regeneron (related to the development and commercialization of Zaltrap) or the collaboration agreement with Regeneron on monoclonal antibodies, each as amended or (ii) other specified events.
For detailed information on the terms, financial arrangements, and accounting treatment of these alliances, see Note C “Principal alliances” to our consolidated financial statements included at Item 18. of this annual report.
A.1.8. Impact of exchange rates
We report our consolidated financial statements in euros. Because we earn a significant portion of our revenues in countries where the euro is not the local currency, our results of operations can be significantly affected by exchange rate movements between the euro and other currencies.
We experience these effects even though certain of these countries do not account for a large portion of our net sales. In 2025, we earned 50.8% of our net sales in the United States. An increase in the value of the US dollar against the euro has a positive impact on both our revenues and our operating income. A decrease in the value of the US dollar against the euro has a negative impact on our revenues, which is not offset by an equal reduction in our costs and therefore negatively affects our operating income. A variation in the value of the US dollar has a particularly significant impact on our operating income, which is higher in the United States than elsewhere.
For a description of arrangements entered into to manage operating foreign exchange risks as well as our hedging policy, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk,” and “Item 3. Key Information — D. Risk Factors — Risks
Related to Financial Markets — Fluctuations in currency exchange rates could adversely affect our results of operations and financial condition.”
A.1.9. Divestments
On April 30, 2025, Sanofi and CD&R closed the Opella Transaction following the signature of the share purchase agreement (SPA)
on February 18, 2025. The Opella Transaction generated a net cash inflow of €10.4 billion, presented within the line item Net cash inflow from the Opella transaction in the statement of cash flows. For more information on the Opella Transaction, see "— A.1.1.
2025 Overview" and Note D.1.1.1. to our consolidated financial statements included at Item 18 of this annual report.
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
A.1.10. Acquisitions
In the year ended December 31, 2025, Sanofi:
•entered into an agreement to acquire Dynavax; and
•completed the acquisitions of Vicebio, Blueprint, DR-0201 and Vigil.
For further information about these acquisitions see “— A.1.1. 2025 Overview” and Note D.1. to our consolidated financial statements included at Item 18. of this annual report.
In the year ended December 31, 2024, Sanofi completed the acquisition of Inhibrx, adding SAR447537 (formerly INBRX-101) to
Sanofi’s rare disease pipeline. The impact of this acquisition, as reflected within the line item Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows, is a net cash outflow of $2,035 million.
For further information about the Inhibrx acquisition, see “Item 4. Information on the Company – A. History and development of the Company” and Note D.1. to our consolidated financial statements included at Item 18. of this annual report.

66	SANOFI FORM 20-F 2025

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
We offer various types of price reductions on our products. In particular, products sold in the US are covered by various programs
(such as Medicare and Medicaid) under which products are sold at a discount. Rebates are granted to healthcare authorities, and under contractual arrangements with certain customers. For more information on price reductions of our products, see “Item 4.
Information on the Company — B. Business Overview — B.5.4. Pricing & Reimbursement.” Some wholesalers are entitled to chargeback incentives based on the selling price to the end customer, under specific contractual arrangements. Cash discounts may also be granted for prompt payment. The discounts, incentives and rebates described above are estimated on the basis of specific contractual arrangements with our customers or of specific terms of the relevant regulations and/or agreements applicable for transactions with healthcare authorities, and of assumptions about the attainment of sales targets. We also estimate the amount of sales returns, on the basis of contractual sales terms and reliable historical data. Discounts, incentives, rebates and sales returns are recognized in the period in which the underlying sales are recognized within Net Sales, as a reduction of gross sales. For additional details regarding the financial impact of discounts, incentives, rebates and sales returns, see Note D.23. to our consolidated financial statements included at Item 18. of this annual report.
Revenues from non-Sanofi products, mainly comprising royalty income from license arrangements and sales of non-Sanofi products by our US-based entity VaxServe, are presented within Other revenues. This line item also includes revenues arising from the distribution of Eloctate and Alprolix under Sanofi’s agreements with Swedish Orphan Biovitrum AB (Sobi) and revenue received under agreements for Sanofi to provide manufacturing services to third parties. Other revenues is also used to recognize revenues generated from the manufacturing of Consumer Healthcare products on behalf of Opella entities. Until April 30, 2025,
Opella entities were within the scope of discontinued operations (see Note B.7. to our consolidated financial statements included at Item 18. of this annual report). With effect from May 1, 2025, Opella entities are treated as related parties in accordance with
IAS 24 (see Note D.6. to our consolidated financial statements included at Item 18. of this annual report). In addition, Other revenues includes revenues associated with Consumer Healthcare operations not transferred on the effective date of loss of control of Opella. These comprise primarily, but not exclusively, Consumer Healthcare activities that were not transferred on the effective date of loss of control of Opella, primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028 after a transitional period required to complete the transfer plan agreed with Sanofi in the context of public tendering arrangements; (ii) sales made by the dedicated entity Opella Russie, of which Sanofi continues to hold the capital (Sanofi is continuing to distribute Opella products in Russian territory under a distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of that entity during the term of the distribution agreement); and (iii) sales of the Gold Bond product range, which are continuing in the US through the retained subsidiary Gold
Bond LLC (holder of the associated worldwide property rights). Finally, in the interests of consistency, Other revenues includes revenues associated with Consumer Healthcare operations that will not be transferred on the effective date of loss of control of
Opella. For further discussion of the Other revenues line item, see “— A.1.4. Sources of revenues and expenses.”

SANOFI FORM 20-F 2025	67

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
Key assumptions relating to goodwill impairment are the perpetual growth rate, the post-tax discount rate, and operating margin.
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
Depending on the key assumptions used, the pension and post-retirement benefit expense could vary within a range of outcomes and have a material effect on reported earnings. A sensitivity analysis to these key assumptions is set forth in Note D.19.1. “Provisions for pensions and other benefits” to our consolidated financial statements included at Item 18. of this annual report.

68	SANOFI FORM 20-F 2025

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
For additional details regarding the financial impact of provisions for risks, see Notes D.19.3. “Other provisions” and D.22. “Legal and Arbitral Proceedings” to our consolidated financial statements included at Item 18. of this annual report.
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
statements. The assessment of provisions can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. Given the inherent uncertainties related to these estimates and assumptions, the actual outflows resulting from the realization of those risks could differ from our estimates.

SANOFI FORM 20-F 2025	69

PART I
ITEM 5. Operating and Financial Review and Prospects
A.2. Results of operations
Year ended December 31, 2025 compared with year ended December 31, 2024
Consolidated income statements

(€ million)	2025	As % of net sales	2024	As % of net sales
Net sales	43,626	100.0%	41,081	100.0%
Other revenues	3,090	7.1%	3,205	7.8%
Cost of sales	(13,049)	-29.9%	(13,205)	-32.1%
Gross profit	33,667	77.2%	31,081	75.7%
Research and development expenses	(7,842)	-18.0%	(7,394)	-18.0%
Selling and general expenses	(9,543)	-21.9%	(9,183)	-22.4%
Other operating income	1,231		1,089
Other operating expenses	(5,655)		(4,382)
Amortization of intangible assets	(1,776)		(1,749)
Impairment of intangible assets	(2,241)		(248)
Fair value remeasurement of contingent consideration	(104)		(96)
Restructuring costs and similar items	(1,138)		(1,396)
Other gains and losses, and litigation	(255)		(470)
Operating income	6,344	14.5%	7,252	17.7%
Financial expenses	(563)		(1,073)
Financial income	394		519
Income before tax and investments accounted for using the equity method	6,175	14.2%	6,698	16.3%
Income tax expense	(1,043)		(1,204)
Share of profit/(loss) from investments accounted for using the equity method	(155)		60
Net income from continuing operations	4,977		5,554
Net income from discontinued operations	2,874		64
Net income	7,851	18.0%	5,618	13.7%
Net income attributable to non-controlling interests	38		58
Net income attributable to equity holders of Sanofi	7,813	17.9%	5,560	13.5%
Average number of shares outstanding (million)	1,220.4		1,251.4
Average number of shares after dilution (million)	1,225.6		1,256.1
•Basic earnings per share from continuing operations (€)	4.05		4.40
•Basic earnings per share from discontinued operations (€)	2.35		0.04
Basic earnings per share (€)	6.40		4.44
•Diluted earnings per share from continuing operations (€)	4.03		4.39
•Diluted earnings per share from discontinued operations (€)	2.34		0.04
Diluted earnings per share (€)	6.37		4.43

70	SANOFI FORM 20-F 2025

PART I
ITEM 5. Operating and Financial Review and Prospects
A.2.1. Net sales
Consolidated net sales for the year ended December 31, 2025 amounted to €43,626 million, 6.2% higher than in 2024 on a reported basis. Exchange rate fluctuations had a negative effect of 3.7 percentage points overall, due mainly to adverse trends in the US dollar against the euro. At constant exchange rates (CER), net sales rose by 9.9%, driven mainly by strong performances for Dupixent and ALTUVIIIO.
Reconciliation of Net sales (IFRS) to Net sales at CER (non-IFRS)

(€ million)	2025	2024	Change
Net sales (IFRS)	43,626	41,081	+6.2%
Effect of exchange rates	(1,531)
Net sales at constant exchange rates (non-IFRS)	45,157	41,081	+9.9%
When we refer to changes in our net sales at constant exchange rates (CER), that means we have excluded the effect of exchange rates by recalculating net sales for the relevant period using the exchange rates that were used for the previous period, with the exception of countries treated as hyperinflationary economies under IAS 29 (i.e. Argentina and Turkey, see Note A.4. to our consolidated financial statements).
1/ Net sales by operating segment
Our net sales comprise the net sales generated by our Biopharma segment.

(€ million)	2025	2024	Change on a reported basis (IFRS)	Change at constant exchange rates (non-IFRS)
Biopharma segment	43,626	41,081	+6.2%	+9.9%
Total net sales	43,626	41,081	+6.2%	+9.9%

SANOFI FORM 20-F 2025	71

PART I
ITEM 5. Operating and Financial Review and Prospects
2/ Net sales by medicine, vaccine and geography – 2025 compared with 2024

(€ million)	Total sales	Change (on a reported basis)	Change (at CER)	United States	Change (at CER)	Europe	Change (at CER)	Rest of the world	Change (at CER)
Immunology
Dupixent	15,714	+20.2%	+25.2%	11,538	+26.7%	1,957	+20.8%	2,219	+21.3%
Kevzara	507	+19.6%	+23.6%	321	+36.6%	127	+5.0%	59	+7.0%
Rare diseases
ALTUVIIIO (*)	1,160	+70.1%	+77.6%	979	+66.5%	—	—%	181	+183.1%
Fabrazyme	1,019	-2.7%	+0.1%	508	-0.4%	263	+3.5%	248	-2.3%
Nexviazyme / Nexviadyme (*)	790	+18.4%	+21.4%	393	+13.6%	279	+38.8%	118	+15.2%
Cerezyme	695	-6.3%	-3.9%	178	-2.6%	232	-4.9%	285	-3.9%
Alprolix	603	+2.6%	+7.0%	454	+1.7%	—	—%	149	+26.6%
Myozyme	519	-22.7%	-21.0%	173	-23.1%	173	-33.5%	173	—%
Cerdelga	335	+0.6%	+3.0%	180	+1.1%	137	+7.0%	18	-5.3%
Aldurazyme	305	+2.7%	+5.1%	74	+8.3%	84	—%	147	+6.4%
Ayvakit (*)	305	—%	—%	267	—%	36	—%	2	—%
Eloctate	275	-25.3%	-22.3%	178	-21.6%	—	—%	97	-23.5%
Cablivi (*)	271	+8.8%	+12.0%	143	+9.6%	107	+15.1%	21	+15.0%
Xenpozyme (*)	228	+51.0%	+54.3%	95	+23.5%	89	+93.5%	44	+83.3%
Qfitlia (*)	9	—%	—%	9	—%	—	—%	—	—%
Wayrilz (Rilzabrutinib) (*)	7	—%	—%	7	—%	—	—%	—	—%
Neurology
Aubagio	238	-37.2%	-35.4%	135	-24.1%	67	-55.9%	36	-10.0%
Oncology
Sarclisa (*)	588	+24.8%	+28.5%	244	+27.5%	174	+29.9%	170	+28.5%
Jevtana	263	-9.3%	-5.9%	200	-3.3%	3	-57.1%	60	-8.7%
Fasturtec	175	-4.4%	-1.6%	111	-3.4%	50	+4.2%	14	-6.3%
Other medicines
Lantus	1,733	+6.4%	+10.3%	808	+32.1%	297	-12.4%	628	+0.8%
Toujeo	1,345	+9.6%	+12.0%	240	+15.2%	500	+4.4%	605	+17.5%
Plavix	910	-0.4%	+3.1%	6	—%	88	-3.3%	816	+3.8%
Lovenox	822	-16.3%	-14.4%	11	+22.2%	455	-19.9%	356	-7.4%
Praluent	526	+8.9%	+9.3%	—	—%	426	+25.0%	100	-28.0%
Rezurock (*)	490	+4.3%	+8.7%	425	+4.2%	18	-35.7%	47	+194.1%
Thymoglobulin	490	-0.4%	+3.7%	307	+2.9%	41	+5.1%	142	+5.0%
Aprovel	417	+0.2%	+3.1%	4	+25.0%	71	-2.7%	342	+4.1%
Multaq	314	+1.0%	+5.1%	285	+6.8%	10	-9.1%	19	-9.1%
Soliqua/iGlarLixi	282	+24.2%	+28.2%	100	+40.0%	51	+6.3%	131	+29.8%
Tzield (*)	63	+16.7%	+22.2%	59	+19.2%	2	+100.0%	2	+100.0%
Mozobil	32	-56.8%	-54.1%	4	-58.3%	8	-79.5%	20	-8.7%
Others	3,777	-13.5%	-11.0%	336	-17.8%	1,133	-11.4%	2,308	-9.7%
Industrial Sales	483	-7.6%	-6.1%	1	—%	472	-7.7%	10	+400.0%
Vaccines
Polio / Pertussis / Hib Vaccines & Boosters	2,554	-6.8%	-4.4%	632	-3.1%	450	-9.5%	1,472	-3.3%
COVID-19 (*) and Influenza vaccines	2,314	-9.4%	-5.8%	1,328	-1.9%	556	-13.1%	430	-7.9%
RSV (Beyfortus) (*)	1,781	+5.6%	+9.5%	723	-27.9%	601	+36.1%	457	+168.5%
Meningitis, Travel and Endemics Vaccines	1,287	-2.2%	+0.8%	720	+1.9%	212	+3.9%	355	-2.9%
Biopharma	43,626	+6.2%	+9.9%	22,176	+16.3%	9,169	+1.6%	12,281	+5.6%
Of which launches (*)	5,721	+29.1%	+34.0%	3,361	+20.4%	1,306	+38.3%	1,054	+99.6%

72	SANOFI FORM 20-F 2025

PART I
ITEM 5. Operating and Financial Review and Prospects
3/ Net sales – Biopharma segment
In 2025, net sales for the Biopharma segment (see “— A.1.5. Segment Information and Business net income” for detailed disclosures about our operating segment, and Note D.35. to our consolidated financial statements included at Item 18. of this annual report) amounted to €43,626 million, up 6.2% on a reported basis and 9.9% at CER. The year-on-year reported-basis increase of €2,545 million reflects adverse exchange rate effects amounting to €1,531 million, and the following principal effects at CER:
•solid performances from Dupixent (net sales up €3,292 million, or 25.2%) and ALTUVIIIO (net sales up €529 million); and
•the launch of Ayvakit (net sales of €325 million).
Comments on the performances of our major Biopharma segment products are provided below.
New launches
ALTUVIIIO (hemophilia A) posted net sales of €1,160 million in 2025, up 77.6% CER, with 84.4% generated in the US. Growth continued to be driven by patient switching from older, short half-life and extended half-life factor medicines, including Eloctate, and from non-factor treatments. Total hemophilia A franchise sales (ALTUVIIIO + Eloctate) amounted to €1,435 million (+42.6%
CER), representing an increase in Sanofi’s market share of factor-based treatments as well as of the overall hemophilia A market.
Nexviazyme/Nexviadyme (Pompe disease) sales were €790 million, up 21.4% year-on-year, driven by Europe (+38.8% CER), where the rise was explained by switches from Myozyme/Lumizyme in the eligible late-onset Pompe disease population and an increase in new patients. In the US, where sales reached €393 million, the majority of patients have now transitioned off
Myozyme/Lumizyme. Total sales for the Pompe franchise (Nexviazyme/Nexviadyme + Myozyme/Lumizyme) were €1,309 million.
Nexviazyme/Nexviadyme now account for 60.4 % of total Pompe franchise sales.
Sarclisa (multiple myeloma) reported sales of €588 million, up 28.5% CER, driven by strong growth in all three regions. Sales reached €244 million in the US (+27.5% CER), €174 million in Europe (+29.9% CER), and €170 million in the Rest of the World region (+28.5% CER). This significant progress is being largely driven by increased use in a front-line combination treatment setting.
Sales of Rezurock (chronic graft-versus-host disease) were €490 million in 2025, an increase of 8.7% CER, driven by continued
growth in the US (€425 million, +4.2% CER), where the product is becoming the standard of care in the indicated setting, and by rapid uptake in launch countries, especially China. Globally, over 20,000 patients have been prescribed Rezurock (including patients in early access or managed access programs) since launch, key drivers being the product's real-world efficacy, tolerability and oral route of administration.
Ayvakit (mastocytosis) sales were €305 million. Ayvakit has been consolidated by Sanofi since mid-July 2025 following the acquisition of Blueprint. Sales were split between the US (€267 million) and Europe (€36 million) with continued growth in the number of patients treated. Annual sales reached $725 million, slightly ahead of Blueprint's expectations from earlier in the year
(estimated at $700-$720 million). Sanofi does not hold marketing rights in China but receives royalties on sales by CStone
Pharmaceuticals CO., Ltd.
Cablivi (acquired thrombotic thrombocytopenic purpura) reported 2025 sales of €271 million (+12.0% CER), including €143 million
(+9.6% CER) in the US, driven by more patients being identified for treatment in the US and Europe and less use of the US access program.
Xenpozyme (acid sphingomyelinase deficiency) achieved sales of €228 million in 2025, an increase of 54.3% CER, mainly driven by Europe where net sales rose by 93.5% CER.
Sales of Tzield (delayed onset of type 1 diabetes) amounted to €63 million, of which €59 million was generated in the US (+19.2%
CER). Patient screenings continued to increase, driving slight growth in the number of patients treated.
Sales of Qfitlia (hemophilia A and B) totaled €9 million, all of which was generated in the US, following approval in March 2025.
Sales of Wayrilz (immune thrombocytopenia) totaled €7 million, all of which was generated in the US, following approval in August
2025.
Immunology
Dupixent generated net sales of €15,714 million in 2025, up 20.2% on a reported basis and 25.2% at CER, driven by continuing strong demand in the product’s approved indications: atopic dermatitis, asthma, chronic rhinosinusitis with nasal polyposis, eosinophilic esophagitis, prurigo nodularis, chronic spontaneous urticaria, chronic obstructive pulmonary disease, and bullous pemphigoid. Dupixent net sales for 2025 by geography were €11,538 million (+26.7% CER) in the US, €1,957 million (+20.8% CER)
in Europe, and €2,219 million (+21.3% CER) in the Rest of the World region.
Other main medicines
Lantus sales were €1,733 million, up 10.3% CER. US sales were €808 million, up 32.1% CER, benefiting from the unavailability of competing medicines. Customer demand is now expected to normalize in 2026. In Europe, net sales decreased by 12.4% CER; in the Rest of the World region, sales were up 0.8% CER, mainly due to the strategy of switching to Toujeo in China.
Toujeo sales rose by 12.0% CER to €1,345 million, led by the Rest of the World region where net sales were up 17.5% CER at
€605 million. Toujeo increased its market share, especially in basal insulins, led by China where the product’s market share now exceeds that of Lantus.
Sales of Fabrazyme reached €1,019 million in 2025 (+0.1% CER), with a slight rise in the number of patients.

SANOFI FORM 20-F 2025	73

PART I
ITEM 5. Operating and Financial Review and Prospects
Plavix sales stabilized, posting growth of 3.1% CER to €910 million, mainly reflecting volume growth in China due to inclusion in the volume-based procurement (VBP) program, partly offset by market share slowdown in the other countries within the Rest of the
World region (which represents the majority of sales at €816 million).
Lovenox sales were down 14.4 % CER at €822 million, reflecting impacts from increasing competition in Europe and the Rest of the World region.
Cerezyme sales decreased by 3.9% CER to €695 million. Sales for the global Gaucher disease franchise (Cerezyme and Cerdelga)
reached €1,030 million.
In 2025, sales of Alprolix amounted to €603 million, up 7.0% CER, driven by the Rest of the World region (+26.6% CER) and the US
(+1.7% CER), due to supply sales under the collaboration with Sobi.
Net sales of Praluent for 2025 reached €526 million, up 9.3% CER, underpinned by Europe (+25.0%) but partially mitigated by a decrease in the Rest of the World region of 28.0%.
Sales of Myozyme/Lumizyme decreased by 21.0% CER in 2025 to €519 million, reflecting patient switches to
Nexviazyme/Nexviadyme as mentioned above.
Thymoglobulin sales rose by 3.7% CER to €490 million, driven by the US (+2.9% CER) and the Rest of the World region (+5.0%
CER).
Cerdelga sales were €335 million, up 3.0%, reflecting growth in the number of patients.
Eloctate posted sales of €275 million in 2025, down 22.3% CER, as patients switched to ALTUVIIIO.
Sales of Aubagio were down 35.4% CER at €238 million, reflecting the loss of exclusivity in the US in March 2023 (-24.1% CER in
2025), followed by the loss of exclusivity in Europe in September 2023 (-55.9% CER in 2025). Individual sales reporting for
Aubagio is anticipated to discontinue in 2026 with any remaining sales to be included in the “Others” category.
Vaccines
In 2025, Vaccines sales were €7,936, down 4.4% on a reported basis and 1.2% CER, reflecting lower sales of influenza vaccines.
Sales of Polio/Pertussis/Hib Vaccines and Boosters reached €2,554 million, down 4.4% CER.
Influenza, COVID-19 vaccines sales were €2,314 million, down 5.8% CER in a contracted market. Sales in Europe (-13.1% CER) were impacted by price reductions in Germany, while sales in the US (-1.9% CER) were impacted by soft vaccination rates.
Beyfortus sales reached €1,781 million, up 9.5% CER. Sales in Europe of €601 million (+36.1% CER) and in the Rest of World region of €457 million (+168.5% CER) were driven by the geographical rollout of all-infant protection. Beyfortus now protects infants in more than 45 countries. Sales in the US were down 27.9% CER at €723 million due to a high base effect and existing inventory levels at the beginning of the season.
Meningitis, Travel and Endemics Vaccines sales increased by 0.8% CER to €1,287 million.
4/ Net sales by geographical region
The table below sets forth our net sales for 2025 and 2024 by geographical region:

(€ million)	2025	2024	Change on a reported basis	Change at constant exchange rates
United States	22,176	19,986	+11.0%	+16.3%
Europe	9,169	9,027	+1.6%	+1.6%
Rest of the World	12,281	12,068	+1.8%	+5.6%
of which China	2,621	2,666	-1.7%	+2.0%
Total net sales	43,626	41,081	+6.2%	+9.9%
In 2025, net sales in the United States reached €22,176 million, up 11.0% on a reported basis and 16.3% CER, driven by exceptional performances from Dupixent (+26.7% CER at €11,538 million) and ALTUVIIIO (+66.5% CER at €979 million).
In Europe, net sales rose by 1.6% on a reported basis and by the same rate at CER in 2025 to €9,169 million, led by Dupixent and
Beyfortus with growth of 20.8% (€1,957 million) and 36.1% (€601 million), respectively.
In the Rest of the World region, net sales for 2025 increased by 1.8% on a reported basis and by 5.6% CER to €12,281 million, due to strong performances from Dupixent (+21.3% CER at €2,219 million) and Beyfortus (+168.5% CER at €457 million).
A.2.2. Other income statement items
1/ Other revenues
Other revenues decreased by 3.6% to €3,090 million in 2025 (versus €3,205 million in 2024).
The Other revenues line item includes VaxServe sales of non-Sanofi products, amounting to €1,780 million (versus €1,959 million in 2024). It also includes sales of Opella products in markets retained by Sanofi (€487 million); supply sales to Opella (€120 million);
royalties (€146 million); and other services/manufacturing services (€557 million).

74	SANOFI FORM 20-F 2025

PART I
ITEM 5. Operating and Financial Review and Prospects
2/ Gross profit
Gross profit for 2025 amounted to €33,667 million compared with €31,081 million in 2024, an increase of 8.3%. Gross margin (the ratio of gross profit to net sales) increased, reaching 77.2% in 2025, versus 75.7% in 2024, due to improvements in Cost of sales.
3/ Research and development expenses
R&D expenses amounted to €7,842 million in 2025, versus €7,394 million in 2024, an increase of 6.1%, and represented 18.0% of our net sales in 2025 (compared with 18.0% in 2024). R&D spend, excluding the 2024 one-off Sobi reimbursement following the registration of ALTUVIIIO in Europe, increased 6.3% year-on-year, driven by strategic prioritization of key therapeutic growth areas (in particular in immunology, rare diseases, neurology and vaccines) and wind-down costs for the discontinued E. coli sepsis vaccine candidate, as well as new acquisitions and in‑licensing agreements completed in 2025. Oncology spend was selectively reduced to support portfolio rebalancing to immunology.
4/ Selling and general expenses
Selling and general expenses amounted to €9,543 million in 2025 (21.9% of net sales), versus €9,183 million in 2024 (22.4% of net sales), a 3.9% year-on-year increase. The overall increase reflects continued support for launches and newer medicines in
Specialty Care and Vaccines. However, the ratio of selling and general expenses to net sales was 0.5% lower than in 2024, reflecting improved operational efficiency and leverage as Sanofi scales its commercial operations. This positive trend illustrates
Sanofi's ability to drive revenue growth while maintaining disciplined cost management, with sales growing faster than the associated selling and general expenses. The improvement in the ratio reflects the benefits of commercial excellence initiatives, optimized resource allocation, and economies of scale achieved across key markets and therapeutic areas.
5/ Other operating income and expenses
Other operating income amounted to €1,231 million in 2025 (versus €1,089 million in 2024), and other operating expenses to €5,655 million (versus €4,382 million in 2024).
Other operating income includes (i) gains from asset divestments, amounting to €485 million in 2025 (versus €539 million in
2024); (ii) out-licensing income from Amvuttra, amounting to €475 million in 2025 (versus €186 million in 2024); and (iii) income from Sanofi’s pharmaceutical partners, amounting to €189 million in 2025 (including €149 million from Regeneron, see Note D.26.
and Note C.1. to our consolidated financial statements included at Item 18. of this annual report), compared with €221 million in
2024 (including €166 million from Regeneron).
Other operating expenses include €5,072 million of expenses related to Regeneron (see Note C.1. to our consolidated financial statements included at Item 18. of this annual report), compared with €3,955 million for 2024.
Overall, this represented a net expense of €4,424 million in 2025, compared with a net expense of €3,293 million in 2024.

(€ million)	2025	2024	Change
Other operating income	1,231	1,089	142
Other operating expenses	(5,655)	(4,382)	(1,273)
Other operating income/(expenses), net	(4,424)	(3,293)	(1,131)
The change of €1,131 million mainly reflects an increase in the share of profits generated by the monoclonal antibody alliance with
Regeneron under the collaboration agreement (see Note C.1. to our consolidated financial statements included at Item 18. of this annual report), the principal factor being increased sales of Dupixent.
The net contribution of items related to Regeneron to this line item is as follows:

(€ million)	2025	2024
Income & expense related to (profit)/loss sharing under the Monoclonal Antibody Alliance	(5,455)	(4,143)
Additional share of profit paid by Regeneron towards development costs(a)	1,089	833
Reimbursement to Regeneron of selling expenses incurred	(699)	(637)
Total: Monoclonal Antibody Alliance	(5,065)	(3,947)
Other (mainly Zaltrap and Libtayo)	142	158
Other operating income/(expenses), net related to Regeneron Alliance	(4,923)	(3,789)
of which amount presented in “Other operating income”	149	166
(a)As of December 31, 2025, the commitment received by Sanofi in respect of the additional profit share payable by Regeneron towards development costs amounted to €0.5 billion, compared with €1.6 billion as of December 31, 2024.
6/ Amortization of intangible assets
Amortization charged against intangible assets amounted to €1,776 million in 2025, compared with €1,749 million in 2024.
This increase was mainly driven by amortization of the Ayvakit intangible asset following the acquisition of Blueprint, partly offset by some intangible assets reaching the end of their amortization periods.

SANOFI FORM 20-F 2025	75

PART I
ITEM 5. Operating and Financial Review and Prospects
7/ Impairment of intangible assets, net of reversals
In 2025, this line corresponds to the recognition of net impairment losses of €2,241 million in 2025, and mainly comprises a €1,663 million impairment loss recognized on tolebrutinib, a drug candidate in the registration phase targeting multiple sclerosis, reflecting the reduced probability of approval arising from the negative PERSEUS phase 3 study results and recent exchanges with the FDA and EMA. For 2024, this line includes a net impairment charge of €248 million, mainly due to (i) recognition of impairment losses of €640 million against various research and development projects (including a €239 million loss resulting from the decision taken in February 2025 to discontinue a Phase 3 clinical study investigating a vaccine candidate to prevent invasive
E.coli disease), partially offset by (ii) impairment loss reversals recognized in connection with the disposals of the ProXTen platform and Enjaymo, for €225 million and €167million respectively.
8/ Fair value remeasurement of contingent consideration
Fair value remeasurements of contingent consideration assets and liabilities (recognized on acquisitions or disposals of activities) represented a net expense of €104 million in 2025, versus a net expense of €96 million in 2024.
9/ Restructuring costs and similar items
Restructuring costs and similar items represented a total charge of €1,138 million in 2025, versus a charge of €1,396 million in
2024, a decrease of €258 million. In 2025, this line item mainly comprised (i) costs related to the social plans announced during the year and (ii) transaction, integration and separation costs associated with significant acquisitions or disposals (€312 million), mainly related to the acquisition of Blueprint. In 2024, restructuring and similar costs mainly comprised the impacts of (i) the renewal of the Job Management and Career Paths (GEPP) program in France to cover the 2024-2026 period, including scope extensions in the job profiles affected by transformations and (ii) a voluntary redundancy program announced in 2024 in connection with the reorganization of R&D operations to make Sanofi a leader in immunology.
10/ Other gains and losses, and litigation
Other gains and losses, and litigation for 2025 represented a charge of €255 million related to major litigation.
For 2024, this line item represented a charge of €470 million, mainly comprising a provision recognized in respect of the litigation related to Plavix (clopidogrel) in the US state of Hawaii.
11/ Operating income
Operating income amounted to €6,344 million in 2025, versus €7,252 million in 2024. The year-on-year decrease was mainly due to an increase in net impairment losses charged against intangible assets.
12/ Financial income and expenses
Net financial expenses were €169 million in 2025, versus €554 million in 2024, a decrease of €385 million.
The 2025 amount includes financial income of €93 million (€291 million expense in 2024) in respect of the liability recognized in the balance sheet for estimated future royalties on US sales of Beyfortus (see Notes C.2. and D.29. to our consolidated financial statements included at Item 18. of this annual report).
The cost of our net debt (see the definition in “— B. Liquidity and Capital Resources” below and Note D.29. to our consolidated financial statements included at Item 18. of this annual report ) was €166 million in 2025, compared with €186 million in 2024.
13/ Income before tax and investments accounted for using the equity method
Income before tax and investments accounted for using the equity method reached €6,175 million in 2025, versus
€6,698 million in 2024.
14/ Income tax expense
Income tax expense represented €1,043 million in 2025, versus €1,204 million in 2024, giving an effective tax rate (IFRS) based on consolidated net income of 16.9% in 2025, compared with 18.0% in 2024. The reduction in income tax expense was mainly due to tax effects arising from increases in impairment of intangible assets linked to research and development projects, including tax effects arising from the €1,663 million impairment loss charged against intangible assets related to the tolebrutinib research program.
The effective tax rate based on business net income is a non-IFRS financial measure (see definition under “— A.1.5. Segment information — Business Net Income” above). It is calculated on the basis of business operating income, minus net financial expenses and before (i) the share of profit/loss from investments accounted for using the equity method and (ii) net income attributable to non-controlling interests. We believe the presentation of this measure, used by our management, is also useful for investors as it provides a means to analyze the effective cost of taxes on our profits excluding (i) the reconciling items described in section A.1.5. above and (ii) non-recurring or unusual tax effects. However, it should not be seen as a substitute for the effective tax rate based on our consolidated net income.
When calculated on business net income, our effective tax rate (non-IFRS) was 19.9% in 2025, compared with 19.8% in 2024. The main factors in this year-on-year change were (i) the impact of the OECD Pillar Two model rules, which aim to ensure that large multinationals pay a minimum level of tax on the income arising in each jurisdiction where they operate; and (ii) updates to estimates of prior period tax liabilities following progress of reviews and closure of open issues with tax authorities in various jurisdictions.

76	SANOFI FORM 20-F 2025

PART I
ITEM 5. Operating and Financial Review and Prospects
The table below reconciles our effective tax rate based on consolidated net income to our effective tax rate based on business net income:

(as a percentage)	2025	2024
Effective tax rate based on consolidated net income (IFRS)	16.9%	18.0%
Tax effects:
Amortization and impairment of intangible assets	1.2	(0.4)
Restructuring costs and similar items	0.6	0.5
Other tax effects	1.2	1.7
Effective tax rate based on business net income (non-IFRS)	19.9%	19.8%
15/ Share of profit/(loss) from investments accounted for using the equity method
The line item Share of profit/(loss) from investments accounted for using the equity method showed a net loss of €155 million in 2025, including a loss of €310 million on the equity-accounted investment in the associate OPAL JV Co (see Note D.6), compared with a net gain of €60 million for 2024.
16/ Net income from continuing operations
Net income from continuing operations amounted to €4,977 million in 2025, compared with €5,554 million in 2024.
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
In 2025, Net income from discontinued operations amounted to €2,874 million, reflecting the net income of Opella until the date of loss of control and also including a net gain of €2.6 billion resulting from the divestment of Opella as of the date of loss of control.
In 2024, Net income from discontinued operations amounted to €64 million.
18/ Net income attributable to non-controlling interests
Net income attributable to non-controlling interests was €38 million in 2025, versus €58 million in 2024.
19/ Net income attributable to equity holders of Sanofi
Net income attributable to equity holders of Sanofi amounted to €7,813 million in 2025, compared with €5,560 million in 2024.
Basic earnings per share for 2025 was €6.40 versus €4.44 for 2024, based on an average number of shares outstanding of 1,220.4 million in 2025 and 1,251.4 million in 2024. Diluted earnings per share for 2025 was €6.37 versus €4.43 for 2024, based on an average number of shares after dilution of 1,225.6 million in 2025 and 1,256.1 million in 2024.
A.2.3. Segment results
For the Biopharma segment, business operating income (as defined in Note D.35. to our consolidated financial statements included at Item 18. of this annual report) was €12,123 million in 2025, compared with €11,285 million in 2024 (an increase of 7.4%).
It represented 27.8% of our net sales in 2025, compared with 27.5% in 2024.
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
As of December 31, 2025 our total debt was €18,702 million and our net debt was €11,008 million, compared with €16,137 million and €8,772 million, respectively, as of December 31, 2024. See reconciliation of total debt to net debt in "— B.2. Consolidated balance sheet and debt" below.
In order to assess our financing risk, we also use the “gearing ratio," a non-IFRS financial measure (see table in section
“— B.2. Consolidated balance sheet and debt” below). We define the gearing ratio as the ratio of net debt to total equity. As of December 31, 2025, our gearing ratio was 15.4%, compared with 11.3% as of December 31, 2024.
Because our net debt and gearing ratio are not standardized measures, they may not be directly comparable with the non-IFRS financial measures of other companies using the same or similar non-IFRS financial measures. Despite the use of non-IFRS

SANOFI FORM 20-F 2025	77

PART I
ITEM 5. Operating and Financial Review and Prospects
measures by management in setting goals and measuring performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS.
B.1. Consolidated statement of cash flows
Generally, factors that affect our earnings – for example, pricing, volume, costs and exchange rates – flow through to cash from operations. The most significant source of cash from operations is sales of our branded medicines and vaccines. Receipts of royalty payments also contribute to cash from operations.
Summarized consolidated statements of cash flows

(€ million)(a)	2025	2024
Net cash provided by/(used in) continuing operating activities	10,561	8,607
Net cash provided by/(used in) operating activities of the discontinued Opella business	189	474
Net cash provided by/(used in) operating activities	10,750	9,081
Net cash provided by/(used in) continuing investing activities	(12,849)	(4,298)
Net cash provided by/(used in) investing activities of the discontinued Opella business	(36)	(109)
Net cash inflow from the Opella transaction(b)	10,438	—
Net cash provided by/(used in) investing activities	(2,447)	(4,407)
Net cash provided by/(used in) continuing financing activities	(8,159)	(5,751)
Net cash provided by/(used in) financing activities of the discontinued Opella business	(48)	(12)
Net cash provided by/(used in) financing activities	(8,207)	(5,763)
Impact of exchange rates on cash and cash equivalents	(47)	(13)
Cash and cash equivalents reported as “Assets held for sale" as of December 31, 2024	167	(167)
Net change in cash and cash equivalents	216	(1,269)
Cash and cash equivalents, beginning of period	7,441	8,710
Cash and cash equivalents, end of period	7,657	7,441
(a)Cash flows of the Opella business are presented separately in accordance with IFRS 5 (Non-current Assets Held for sale and Discontinued Operations).
(b)For 2025, this amount includes €(667) million in respect of cash and cash equivalents held by Opella as of April 30, 2025. As of December 31, 2024, cash and cash equivalents held by Opella amounted to €167 million and were reported in "Assets held for sale" in the balance sheet as of that date.
Net cash provided by/used in continuing operating activities represented a net cash inflow of €10,561 million in 2025, compared with €8,607 million in 2024. The year-on-year increase was due mainly to a lower level of operating cash flow before changes in working capital (€8,766 million in 2025, versus €9,222 million in 2024), more than offset by a net increase of
€1,795 million in the working capital requirement in 2025 (versus a net decrease of €615 million in 2024), including the change in the US rebate provisions (€1,330 million) following the decision to reduce the Lantus list price effective January 1, 2024.
Net cash provided by/used in continuing investing activities represented a net cash outflow of €12,849 million in 2025, compared with a net outflow of €4,298 million in 2024. The principal cash outflow in 2025 was the €9,394 million arising from
Acquisitions of consolidated undertakings and investments accounted for using the equity method, in particular Blueprint
Medicines (€7,542 million) and Vicebio (€968 million); that compares with an outflow of €1,901 million in 2024 (mainly related to the acquisition of Inhibrx for $2,035 million).
Acquisitions of property, plant and equipment and intangible assets amounted to €3,538 million, versus €3,195 million in 2024.
There were €1,762 million of acquisitions of property, plant and equipment (versus €1,733 million in 2024), most of which related to industrial facilities. Acquisitions of intangible assets (€1,776 million, versus €1,462 million in 2024) mainly comprised contractual payments for intangible rights under license and collaboration agreements.
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax amounted to €847 million in 2025 versus €1,461 million in 2024; the 2024 figure mainly comprised the sale of the Enjaymo global rights to Recordati for pre-tax proceeds of €768 million.
Net cash provided by/used in continuing financing activities represented a net cash outflow of €8,159 million in 2025, compared with a net cash outflow of €5,751 million in 2024. The 2025 figure includes the redemption of €2.6 billion of bonds, and the issuance of new bonds for €1.5 billion, €1.5 billion and $3.0 billion respectively. Other movements mainly included (i) the dividend payout to our shareholders of €4,772 million (versus €4,704 million in 2024); and (ii) a cash outflow of €5,030 million on purchases of treasury shares (versus €302 million in 2024).
The net change in cash and cash equivalents of continuing operations in 2025 was a decrease of €9 million, versus a decrease of €1,442 million in 2024.
Net cash flows of the discontinued Opella business represented a net cash inflow of €105 million in 2025 versus a net cash inflow of €353 million in 2024.
Net cash inflow from the Opella transaction represented a net cash inflow of €10,438 million in 2025. This amount includes
€(667) million in respect of cash and cash equivalents held by Opella as of April 30, 2025. As of December 31, 2024, cash and cash equivalents held by Opella amounted to €167 million, and were reported in Assets held for sale in the balance sheet as of that date.
(1)Above a cap of €500 million per transaction.
(2)Non-IFRS financial measure, as defined in “— Segment Information — Business Net income” above.
(3)Not exceeding a cap of €500 million per transaction.

78	SANOFI FORM 20-F 2025

PART I
ITEM 5. Operating and Financial Review and Prospects
The net change in cash and cash equivalents during 2025 was an increase of €216 million; this compares with a decrease of
€1,269 million in 2024.
“Free cash flow” (a non-IFRS measure) for the year ended December 31, 2025 was €8,089 million, an increase from the 2024 figure of €5,955 million.
For details of the arrangements in place to manage our liquidity needs for current operations as of December 31, 2025, refer to
Note 17.1.(b) to our consolidated financial statements, included at Item 18. of this annual report.
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
provided by operating activities as reported under IFRS. Management recognizes that the term “Free cash flow” may be interpreted differently by other companies and under different circumstances.
The table below sets forth a reconciliation between Net cash provided by continuing operating activities and “Free cash flow”:

(€ million)	2025	2024
Net cash provided by/(used in) operating activities (IFRS)	10,750	9,081
Net cash provided by/(used in) operating activities (IFRS) of the discontinued Opella business	(189)	(474)
Acquisitions of property, plant and equipment and software	(1,858)	(1,808)
Acquisitions of intangible assets, equity interests and other non-current financial assets(a)	(1,761)	(1,434)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax(a)	744	805
Repayments of lease liabilities(b)	(333)	(282)
Other items(c)	736	67
Free cash flow (non-IFRS)	8,089	5,955
(a)Free cash flow includes investments and divestments not exceeding a cap of €500 million per transaction.
(b)Cash outflows relating to repayments of the principal portion of lease liabilities (IFRS 16) are included in free cash flow.
(c)This line item includes cash outflows from major litigation not included in "Free cash flow," in particular the Plavix litigation in Hawaii in 2025.
B.2. Consolidated balance sheet and debt
Total assets were €126,805 million as of December 31, 2025, compared with €132,798 million as of December 31, 2024, a decrease of €5,993 million.
Total equity was €71,710 million as of December 31, 2025, versus €77,857 million as of December 31, 2024. The year-on-year net change reflects the following principal factors:
•increases: our net income for 2025 (€7,851 million); and
•decreases: the dividend paid to our shareholders in respect of the 2024 financial year (€4,772 million), repurchases of our own shares (€5,015 million) and negative currency translation differences (€4,867 million).
“Total debt” was €18,702 million as of December 31, 2025, compared with €16,137 million as of December 31, 2024. "Net debt" was
€11,008 million as of December 31, 2025, compared with €8,772 million as of December 31, 2024. The increase in 2025 mainly reflects cash outflows related to (i) acquisitions exceeding a cap of €500 million per transaction (cash outflow of €10,986 million)
and (ii) the dividend payout to our shareholders (cash outflow of €4,772 million), less the €8,089 million of free cash flow generated from continuing operations in the year (see reconciliation with Net cash provided by/(used in)operating activities in section B.1. above) and the €10,443 million cash inflow from the Opella transaction.
“Net debt” is a non-IFRS financial measure which is reviewed by our management, and which we believe provides useful information to measure our overall liquidity and capital resources. We define “net debt” as (i) the sum total of long-term debt, short-term debt and current portion of long-term debt and interest rate and currency derivatives used to manage debt, minus
(ii) the sum total of cash and cash equivalents and interest rate and currency derivatives used to manage cash and cash equivalents.

SANOFI FORM 20-F 2025	79

PART I
ITEM 5. Operating and Financial Review and Prospects

(€ million)	2025	2024
Long-term debt	14,248	11,791
Short-term debt and current portion of long-term debt	4,342	4,209
Interest rate and currency derivatives used to manage debt	112	137
Total debt	18,702	16,137
Cash and cash equivalents	(7,657)	(7,441)
Interest rate and currency derivatives used to manage cash and cash equivalents	(37)	76
Net debt(a) (non- IFRS)	11,008	8,772
Total equity	71,710	77,857
Gearing ratio (non-IFRS)	15.4%	11.3%
(a)Net debt does not include lease liabilities, which amounted to €1,739 million as of December 31, 2025 and €1,906 million as of December 31, 2024.
“Net debt” is a non-IFRS financial measure used by management and investors to measure Sanofi’s overall net indebtedness.
To assess our financing risk, we use the “gearing ratio”, a non-IFRS financial measure. This ratio (which we define as the ratio of net debt to total equity) increased from 11.3% as of December 31, 2024 to 15.4% as of December 31, 2025. Analyses of debt as of December 31, 2025 and December 31, 2024 by type, maturity, interest rate and currency, are provided in Note D.17.1. to our consolidated financial statements, included at Item 18. of this annual report.
We expect that the future cash flows generated by our operating activities will be sufficient to repay our debt. The financing arrangements in place as of December 31, 2025 at the Sanofi parent company level are not subject to covenants regarding financial ratios and do not contain any clauses linking fees to Sanofi’s credit rating.
As of December 31, 2025, we held 11.96 million of our own shares, recorded as a deduction from equity and representing 0.98% of our share capital. As of December 31, 2024, we were holding 9.5 million of our own shares, recorded as a deduction from equity and representing 0.75% of our share capital.
Goodwill and Other intangible assets (€67,561 million in total) increased by €1,548 million, driven mainly by new acquisitions
(DR-0201, Blueprint, Vigil and Vicebio), partly offset by amortization and impairment charged during the period and movements in currency translation differences.
Investments accounted for using the equity method (€3,259 million) increased by €2,943 million, mainly reflecting the acquisition of 48.2% in the associate OPAL JV Co.
Other non-current assets amounted to €4,364 million, a year-on-year increase of €611 million.
Net deferred tax assets amounted to €6,942 million as of December 31, 2025, versus €5,801 million as of December 31, 2024, a year-on-year increase of €1,141 million. The year-on-year increase mainly reflects (i) an increase in tax losses available for carry-
forward; and (ii) an increase in deferred tax assets arising on the spread tax deduction of R&D expenses in the US.
Non-current provisions and other non-current liabilities (€6,703 million) showed a decrease of €1,393 million, mainly due to funding of pension obligations and various litigation settlements.
Liabilities related to business combinations and to non-controlling interests were €56 million lower year-on-year, at
€585 million.
Assets held for sale (€208 million) and Liabilities related to assets held for sale (€54 million) were both substantially lower than in 2024, when these line items included the assets and liabilities of the held-for-sale Opella business, over which Sanofi lost control in 2025 (see Note D.8. to our consolidated financial statements included at Item 18. of this annual report).
B.3. Liquidity
We expect that our existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements, in both the short term (i.e. the 12 months following the year ended December 31, 2025) and the long term
(i.e. beyond such additional 12-month period). As of December 31, 2025, we held cash and cash equivalents amounting to
€7,657 million (see Note D.13. to our consolidated financial statements included at Item 18. of this annual report). As of December
31, 2025, €490 million of our cash and cash equivalents were held by captive insurance and reinsurance companies in accordance with insurance regulations.
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
business as a whole, the amount of trade receivables overdue by more than 12 months (which primarily consists of amounts due from public sector bodies) increased from €44 million as of December 31, 2024 to €52 million as of December 31, 2025 (see Note D.10. to our consolidated financial statements included at Item 18. of this annual report).

80	SANOFI FORM 20-F 2025

PART I
ITEM 5. Operating and Financial Review and Prospects
As of December 31, 2025, we had no commitments for capital expenditures that we consider to be material to our consolidated financial position. Undrawn confirmed credit facilities amounted to a total of €8,000 million at December 31, 2025. For a discussion of our treasury policies, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
We expect that cash from our operations will be sufficient to repay our debt. For a discussion of our liquidity risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
B.4. Off balance sheet arrangements/Contractual obligations and other commercial commitments
We have various contractual obligations and other commercial commitments arising from our operations. Our contractual obligations and our other commercial commitments as of December 31, 2025 are shown in Notes D.3., D.17., D.18., and D.21. to our consolidated financial statements included at Item 18. of this annual report. Note D.21. to our consolidated financial statements included at Item 18. of this annual report discloses details of commitments under our principal research and development collaboration agreements. For a description of the principal contingencies arising from certain business divestitures, refer to
Note D.22. to our 2025 consolidated financial statements included at Item 18. of this annual report.
Off balance sheet commitments relating to Sanofi’s operating activities, not including as of December 31, 2025 the commitments of the held-for-sale Opella operation, comprise the following (for Opella off balance sheet commitments, refer to Note D.36.):

December 31, 2025		Payments due by period
(€ million)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Future contractual cash flows relating to debt and debt hedging instruments(a)	20,431	4,653	5,805	5,412	4,561
Principal payments related to lease liabilities(b)	1,929	303	532	409	685
Other lease obligations (with a term of less than 12 months, low value asset leases and lease contracts committed but not yet commenced)(c)	476	26	23	44	383
Irrevocable purchase commitments(d)
•Given	5,098	1,999	1,414	810	875
•Received	(2,356)	(411)	(595)	(540)	(810)
Research & development license agreements
•Commitments related to R&D and other commitments	221	196	16	4	5
•Potential milestone payments(e)	5,341	373	1,413	1,027	2,528
Obligations relating to business combinations(f)	476	127	—	—	349
Estimated benefit payments on unfunded pensions and post employment benefits(g)	985	63	109	116	697
Total contractual obligations and other commitments	32,601	7,329	8,717	7,282	9,273
Undrawn general-purpose credit facilities	8,000	—	4,000	4,000	—
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
(g)See Note D.19.1. to our consolidated financial statements included at Item 18. of this annual report. The table above does not include ongoing annual employer’s contributions to plan assets, estimated at €29 million for 2025.
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
existing collaboration agreements.
Given the nature of its business, it is highly unlikely that Sanofi will exercise all options for all products or that all milestones will be achieved.

SANOFI FORM 20-F 2025	81

PART I
ITEM 5. Operating and Financial Review and Prospects
The main collaboration agreements relating to development projects are described in Note D.21.1. to our consolidated financial statements included at Item 18. of this annual report. Milestone payments relating to development projects under these agreements included in the table above exclude projects still in the research phase (€13.9 billion in 2025, €14.4 billion in 2024)
and payments contingent upon the attainment of sales targets once a product is on the market (€15.6 billion in 2025, €15.2 billion in 2024).
C. Research and development, patents and licenses, etc.
Our research and development teams utilize our deep expertise to contribute to the growth of our business. As of December 31,
2025, we had 9,274 employees engaged in research and development activities. In the years ended December 31, 2024 and 2025 we spent €7,394 million and €7,842 million, respectively, on research and development. For a discussion of our research and development activities, see “Item 4. Information on the Company — B. Business Overview” and section “— A. Operating Results”
above.
D. Trend information
For a discussion of trends, see “Item 4. Information on the Company — Business Overview” and sections “— A. Operating Results”
and “— Liquidity and Capital Resources” above.
E. Critical accounting estimates
For a discussion of our critical accounting estimates, see Note A.3. to our consolidated financial statements included in Item 18. of this annual report.

82	SANOFI FORM 20-F 2025

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
The Chief Executive Officer must be less than 65 years old. A proposed amendment to the Articles of Association will be submitted to a shareholder vote at the Annual General Meeting of April 29, 2026, intended to raise the age limit applicable to a
Chief Executive Officer on the date of their appointment.
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
When such transactions, decisions or commitments give rise to installment payments to the contracting third party (or parties)
that are contingent upon future results or objectives, such as the registration of one or more products, attainment of the caps is calculated by aggregating the various payments due from the signing of the contract up to and including the filing of the first application for marketing authorization in the US or in Europe.

SANOFI FORM 20-F 2025	83

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
Composition of the Board of Directors
As of February 17, 2026, the Sanofi Board of Directors has 16 members, including 11 independent directors and two directors representing employees.
43% of our Board members (excluding the two directors representing employees) are women. In accordance with Order no.
2024-934 of October 15, 2024 and the associated enabling decree no. 2025-744 of July 30, 2025 (which transposed into French law Directive (EU) 2022/2381 of the European Parliament and of the Council of November 23, 2022), the rules relating to gender balance on the Boards of listed companies apply solely to the cohort of directors comprising (i) ordinary directors and (ii)
directors representing employee shareholders (none of whom sit on our Board of Directors). Specific gender balance rules apply to the cohort of directors representing employees but only where there are at least three such directors, which is not the case at
Sanofi.
50% of our Board members (including directors representing employees) were non-French nationals.

84	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees

	As of February 17, 2026	Age	Nationality	Number of Sanofi shares held	Number of directorships in listed companies(a)	Date first appointed	End of current term of office (AGM)	Years of service on Board	Audit Committee	Appointments, Governance & CSR Committee	Compensation Committee	Strategy Committee	Scientific Committee
CHAIRMAN	Frédéric Oudéa	62		1,000	3	2023(b)	2027	3		ò		Í	ò
CHIEF EXECUTIVE OFFICER	Paul Hudson	58		211,825 (c)	1	2019	2026	6				ò
NON-INDEPENDENT DIRECTORS	Christophe Babule	60		1,000	1	2019	2026	6	ò
	Barbara Lavernos	57		1,000	2	2021	2029	4		ò		ò
INDEPENDENT DIRECTORS	Clotilde Delbos	58		1,000	4	2024	2027	2	ò		Í(d)
	Rachel Duan	55		1,000	4	2020	2028	5			ò
	Carole Ferrand	55		1,000	2	2022	2029	3	Í
	Lise Kingo	64		1,000	3	2020	2028	5		ò
	Jean-Paul Kress	60		1,000	1	2025 (e)	2026	1				ò	ò
	Patrick Kron	72		1,000	3	2014	2026	11		Í(f)	ò (d)	ò
	Anne-Françoise Nesmes	54		1,000	2	2024	2027	2	ò
	John Sundy	64		1,000	1	2024	2027	2					ò
	Emile Vœst	66		1,000	2	2022	2029	3					ò
	Antoine Yver	68		1,000	2	2022	2029	3				ò	Í
DIRECTORS REPRESENTING EMPLOYEES	Wolfgang Laux	58		See biography	2	2021	2029	4			ò
	Humberto De Sousa	48		See biography	1	2025	2029	1
Í Chair  ò Member
(a)Includes all directorships held in listed companies. The office held within Sanofi is included.
(b)Frédéric Oudéa was initially appointed as a non-voting director by the Board on September 2, 2022, and then appointed as a director by the Annual
General Meeting on May 25, 2023.
(c)Includes shares that vested in May 2023, May 2024 and May 2025 under the equity-based compensation plans of April 28, 2020 and April 30, 2021, and
May 3, 2022.
(d)Clotilde Delbos was appointed as Chair of the Compensation Committee with effect from April 30, 2025, replacing Patrick Kron who remains a member of that Committee.
(e)Jean-Paul Kress was co-opted as a director by the Board of Directors meeting of December 19, 2024 with effect from January 1, 2025 (replacing Gilles
Schnepp, who resigned from office effective December 31, 2024); his co-option was ratified by the Annual General Meeting on April 30, 2025.
(f)Patrick Kron was appointed as Chair of the Appointments, Governance & CSR Committee with effect from January 1, 2025 on an interim basis until the close of the Annual General Meeting of April 29, 2026 called to approve the financial statements for the year ended December 31, 2025.

SANOFI FORM 20-F 2025	85

PART I
ITEM 6. Directors, Senior Management and Employees
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
have resigned; his or her term of office shall end at the date of the next Shareholders’ Ordinary General Meeting.
Changes in the composition of the Board of Directors during 2024 and 2025
The table below shows changes in the composition of the Board of Directors during 2024 and 2025:

	Annual General Meeting of April 30, 2024	Other than at an Annual General Meeting (late 2024 / early 2025)	Annual General Meeting of April 30, 2025
Expiry of term of office	Diane Souza Thomas Südhof	None	Fabienne Lecorvaisier Yann Tran
Renewal of term of office	Rachel Duan Lise Kingo	None	Carole Ferrand Barbara Lavernos Emile Voest Antoine Yver
New appointments	Clotilde Delbos Anne-Françoise Nesmes John Sundy	None	None
Co-opted	None	Jean-Paul Kress (a)	Jean-Paul Kress (a)
Other	None	Gilles Schnepp (b)	None
(a)Jean-Paul Kress was co-opted as a director by the Board of Directors meeting of December 19, 2024 with effect from January 1, 2025 (replacing Gilles
Schnepp, who resigned from office effective December 31, 2024); his co-option was ratified by the Annual General Meeting on April 30, 2025.
(b)Gilles Schnepp resigned from office as a director effective December 31, 2024.
Changes in Board membership to be submitted for shareholder approval at the Annual General
Meeting on April 29, 2026

Expiry of term of office	Paul Hudson, Patrick Kron
Renewal of term of office	Christophe Babule, Jean-Paul Kress
Proposed new appointments	Belén Garijo, Christel Heydemann
Other	None

86	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
The terms of office of Paul Hudson, Christophe Babule, Jean-Paul Kress and Patrick Kron will expire at the close of the Annual
General Meeting to be held on April 29, 2026. The Appointments, Governance and CSR Committee meeting recommended the renewal of the terms of office of Christophe Babule and Jean-Paul Kress. Draft resolutions to be submitted for shareholder approval at the Annual General Meeting on April 29, 2026 will be approved by the Board of Directors in March 2026, and will be communicated in the Notice of Meeting. As things stand, however it is not proposed to renew Paul Hudson' term of office (see
"Item 8. Financial Information — Other Changes") nor Patrick Kron's term of office, given that he would by then have served as a director of Sanofi for 12 years and hence would no longer be considered as independent under the AFEP-MEDEF Code, and the
Annual General Meeting will be asked to:
•renew the terms of office of:
–Christophe Babule – refer to “— Detailed Information about Members of the Board of Directors” for his biographical details, and to “— Competencies of Board Members” below for details of what he brings to the Board; and
–Jean-Paul Kress – refer to “— Detailed Information about Members of the Board of Directors” for her biographical details, and to “— Competencies of Board Members” below for details of what he brings to the Board;
• appoint two new directors, who would bring the following competencies to the Board:
–Belén Garijo: scientific training, healthcare/pharmaceutical industry experience, senior executive role in international groups, directorship in international groups, international experience, mergers & acquisitions, sustainable development, digitalization/AI implementation,
–Christel Heydemann: senior executive role in international groups, directorship in international groups, international experience, mergers & acquisitions, sustainable development, digitalization/AI implementation.
Rules relating to the composition of the Board and its Committees
Each year, the Board of Directors conducts a review to ensure that there is an appropriate balance in its composition and in the composition of its Committees. In particular, the Board seeks gender balance and a broad range of competencies, experiences, nationalities and ages, reflecting our status as a diversified global business. The Board investigates and evaluates not only potential candidates, but also whether existing directors should seek reappointment. Above all, the Board seeks directors who show independence of mind and are competent, dedicated and committed, with compatible and complementary personalities.
Acting on proposals from the Chief Executive Officer and in liaison with the Appointments, Governance and CSR Committee, the
Board seeks to implement the AFEP-MEDEF recommendation and forthcoming applicable French rules on gender representation in Sanofi’s executive bodies, and more generally by bringing a breadth of diverse experiences, backgrounds and expertise to
Sanofi's executive bodies, and across the Company. That commitment to non-discrimination, fairness and inclusion is included in our Play to Win strategy. As of December 31, 2025, 25% of our 12 Executive Committee members were women, and 58% were non-French nationals.
The Board of Directors is also kept informed, in particular during its annual discussion on its equal opportunity and equal pay policy, on how Sanofi’s inclusion and representation policy is cascaded down to “Senior Leaders” and “Executives” (the positions in Sanofi with the highest level of responsibility).
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
In parallel, as part of its work the Appointments, Governance and CSR Committee keeps track of competencies among Board members. In December 2025, the Committee conducted a detailed review of the matrix of competencies; competencies reported by each director were evaluated by the Committee, and the final matrix was signed off by the Board of Directors. This shows that in recent years, the Board has adapted its composition by bringing in additional scientific expertise and maintaining the level of other key competencies, especially in finance and accounting.

SANOFI FORM 20-F 2025	87

PART I
ITEM 6. Directors, Senior Management and Employees
The matrix below, based on the composition of the Board as of February 17, 2026, shows a complete and balanced spread of the types of competencies required, both in general terms and by reference to our strategic ambitions (the matrix shows the number of directors possessing each of those competencies). The detailed information about individual Board members presented in
“— Detailed information about Board members” below aligns with the competencies summarized in the matrix.

	Scientific training	Healthcare/ pharmaceutical industry experience	Senior executive role in international group	Directorship in international group	International experience	Mergers & Acquisitions	Finance/ Accounting	Sustainable development	Digitalization/ IA implementation

Frédéric Oudéa			●	●	●	●	●	●	●
Paul Hudson		●	●		●	●		●	●
Christophe Babule			●		●	●	●	●	●
Clotilde Delbos			●	●	●	●	●	●
Humberto de Sousa		●						●	●
Rachel Duan		●	●	●	●	●	●		●
Carole Ferrand			●	●	●	●	●		●
Lise Kingo		●	●	●	●			●	●
Jean-Paul Kress	●	●	●	●	●	●		●
Patrick Kron			●	●	●	●
Wolfgang Laux	●	●			●	●
Barbara Lavernos			●		●	●		●	●
Anne-Françoise Nesmes		●	●	●	●	●	●		●
John Sundy	●	●		●	●				●
Emile Vœst	●	●			●		●		●
Antoine Yver	●	●	●		●
% COMPETENCY SCORE	31%	63%	75%	56%	94%	69%	44%	50%	69%
Director Training
In 2025, Board members received four training modules delivered by in-house and/or external specialists, dealing with the following key issues:
•Key principles of immunology: brief history of immunology, nature and function of the immune system, plus case studies and real-life examples of how Sanofi medicines and vaccines are used.
•European Union regulatory framework: overview of EU institutions, description of European Commission priorities, review of key European texts governing the pharmaceutical industry (pricing/terms of reimbursement, evaluation of healthcare technologies, clinical trials), and an analysis of Sanofi's position in relation to European regulations and institutions.
•Equitable access to healthcare: summary of key issues around equitable access to healthcare, description of access barriers in low-to-middle income countries or in low-income populations, outline of levers for pharmaceutical companies to improve access.
•Artificial Intelligence (AI) in the biopharma sector: history and development of the various types of AI (generative, agentic and physical), and current trends; overview of general-use cases for agentic AI, potential for rollout in biopharma (R&D, operations, information technology, support functions, etc.); comparison with industry peers.
The training plan for 2026 was agreed upon by the Board of Directors on February 11, 2026, and will include modules on the alliance with Regeneron; the impacts of GLP-1 drugs; healthcare insurance around the world (public and private); and in CSR, climate and nature related risks and opportunities, resilience, and the impacts on Sanofi.
Independence of Board Members
Under the terms of the AFEP-MEDEF Code, a director is independent when he or she has no relationship of any kind whatsoever with the Company, its group or its senior management that may color his or her judgment. More specifically, a director can only be regarded as independent if he or she:
•is not (and has not been during the past five years):
–an employee or executive officer of the Company,
–an employee, executive officer or director of an entity consolidated by the Company, or
–an employee, executive officer or director of the Company’s parent, or of an entity consolidated by that parent (criterion 1);

88	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
•is not an executive officer of an entity in which (i) the Company directly or indirectly holds a directorship or (ii) an employee of the Company is designated as a director or (iii) an executive officer of the Company (currently, or within the past five years)
holds a directorship (criterion 2);
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
In accordance with our Board Charter and pursuant to the AFEP-MEDEF Code, the Board of Directors’ meeting of February 11,
2026 discussed the independence of the current directors. Of the 16 directors in office on that date, 11 were deemed to be independent directors by reference to the independence criteria used by the Board of Directors pursuant to the AFEP-MEDEF
Code: Frédéric Oudéa, Clotilde Delbos, Rachel Duan, Carole Ferrand, Lise Kingo, Jean-Paul Kress, Patrick Kron, Anne-Françoise
Nesmes, John Sundy, Emile Voest and Antoine Yver.
In accordance with the rules described above, Paul Hudson (who is an executive officer of Sanofi until end-of-day on February 17,
2026), and Barbara Lavernos and Christophe Babule (who were appointed on the recommendation of L’Oréal, a major shareholder of Sanofi), are not deemed independent.
Consequently, as of February 17, 2026 the proportion of independent directors is 79%. This complies with the AFEP-MEDEF recommendation of at least 50% in companies with dispersed ownership and no controlling shareholder (which is the case for
Sanofi). In accordance with the recommendations of the AFEP-MEDEF Code, directors representing employees are excluded when calculating the proportion of independent directors.

	Frédéric Oudéa	Paul Hudson	Christophe Babule (a)	Clotilde Delbos	Rachel Duan	Carole Ferrand	Lise Kingo	Jean-Paul Kress	Patrick Kron	Barbara Lavernos	Anne-Françoise Nesmes	John Sundy	Emile Voest	Antoine Yver
Criterion 1: employee/executive officer in past 5 years	●	X	●	●	●	●	●	●	●	●	●	●	●	●
Criterion 2: cross-directorships	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Criterion 3: significant business relationship	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Criterion 4: close family ties	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Criterion 5: auditor	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Criterion 6: held office for > 12 years	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Criterion 7: non-executive director in receipt of variable or performance-linked compensation	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Criterion 8: significant shareholder	●	●	X	●	●	●	●	●	●	X	●	●	●	●
Deemed independent	YES	NO	NO	YES	YES	YES	YES	YES	YES	NO	YES	YES	YES	YES
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
their independence. The Board of Directors noted that the Company and its subsidiaries had, in the normal course of business, over the past three years, sold products and provided services to, and/or purchased products and received services from, companies in which certain of the Company's directors, who are classified as independent (or their close family members) were

SANOFI FORM 20-F 2025	89

PART I
ITEM 6. Directors, Senior Management and Employees
senior executives or employees during 2025. In each case, the amounts paid to or received from such companies in the recent years were determined on an arm's length basis and not at amounts that the Board regarded as undermining the independence of the directors in question.
Selection process for Board members
The Appointments, Governance and CSR Committee has a remit to organize a procedure for selecting future directors. Once the desired profile and skillset for a new director has been defined, a search for potential candidates is conducted by external consultants.
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
employees is designated by
the trade union body which is
the most representative, in
the Company and those of its
direct or indirect subsidiaries
that have their registered
office in French territory,
•One Director representing
employees is  designated by
the European Works Council

Succession planning
General principles
The remit of the Appointments, Governance and CSR Committee includes preparing for the future of the Company’s executive bodies, in particular through the establishment of a succession plan for each of the executive officers, i.e., separate succession plans for the Chief Executive Officer and the Chairman of the Board.
Those plans are reviewed at meetings of the Appointments, Governance and CSR Committee, and address various scenarios:
•unplanned vacancy due to prohibition, resignation or death;
•forced vacancy due to poor performance, mismanagement or misconduct; and
•planned vacancy due to retirement or expiration of term of office.
Through its work and discussions, the Committee seeks to devise succession plans that are adaptable to situations arising in the short, medium or long term, but which also build in diversity – in all its facets – as a key factor.
To fulfill its remit, the Appointments, Governance and CSR Committee:
•provides the Board with progress reports, in particular at executive sessions;
•co-ordinates with the Compensation Committee. A director sitting both committees is beneficial for coordination purposes;
•works closely with the Chief Executive Officer to (i) ensure succession plans are consistent with the Company’s own practices and market practices, (ii) ensure high-potential internal prospects receive appropriate support and training, and (iii) check there is adequate monitoring of key posts likely to fall vacant;
•meets key executives on an ad hoc basis; and
•involves the Chairman and the Chief Executive Officer insofar as each has a key role in planning for his own successor, though without them directing the process.

90	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
In fulfilling their remit, Committee members are acutely conscious of confidentiality issues.
Although the Committee is aware that separating the offices of Chairman and Chief Executive Officer provides continuity of power, it nonetheless assesses the situation of the Chairman of the Board as well as that of the executive team. Emergency succession planning for the Chairman of the Board, and solutions for a smooth transition to the appointment of a new Chairman should the need arise, were reviewed by the Appointments, Governance and CSR Committee at its meeting of February 4, 2026.
Succession planning for the Chief Executive Officer
Succession planning for the post of Chief Executive Officer relied on work initiated in mid-2024 with a systematic analysis of potential candidates, both internal and external. The Appointments, Governance and CSR Committee reviewed the findings of that analysis, and identified potential candidates in a very short time horizon, alongside others considered to be potentially ready for the role in a three-to-five-year time horizon. In addition, a number of young high-potential individuals were identified for a five-to-ten-year time horizon.
That process was updated towards the end of 2025. From October 2025, the Appointments, Governance and CSR Committee
produced a recommendation on the required profile for potential successors, which was approved by the Board. The Committee also updated the list of potential internal candidates, and retained a new external consultant to take a second look at the list of potential external candidates. Based on the needs identified by the Committee (and adopted by the Board), in terms of both their expertise and their leadership profile, the Committee finalized a shortlist of candidates and held individual interviews with each of them.
The Committee met in January 2026 and unanimously recommended that the Board meet with Belén Garijo, whose profile offered the best fit with the expectations expressed. The Board first spoke with Paul Hudson, at its meeting on January 28, 2026, about his ambitions to potentially renew his term of office, and then interviewed Belén Garijo in executive session on
February 7, 2026. At its meeting of February 10, 2026, the Committee discussed the matter and prepared a recommendation to the Board that  Belén Garijo be appointed as Chief Executive Officer to succeed Paul Hudson. That recommendation was based mainly on her profile in an international executive role with a listed company; her acknowledged expertise and strategic vision in the pharmaceutical industry; her broad range of experience, in particular her many years in research and development; the success she had achieved in the 15 years of her career spent at Sanofi; her capacity to step up the pace and quality of execution of Sanofi's strategy, and hence steer the business through its next growth cycle; and finally, her ability to bring rigour and discipline to the management of deep, value-creating transformations.
Evaluation of the Board and its Committees
Under the terms of the Board Charter, and in accordance with the AFEP-MEDEF Code, a discussion of the operating procedures of the Board and its committees must be included on the agenda of one Board meeting every year. The Charter also requires a formal evaluation to be performed at least every three years under the direction of the Appointments, Governance and CSR
Committee, with assistance from an independent external consultant.
Since 2023 the evaluation procedure has included one-on-one interviews with each director (including the Chief Executive
Officer), intended to measure the contribution of each director to the work of the Board and its committees and to record any suggestions they may have.
In practice, even in years when the three-yearly formal evaluation procedure (assisted by an independent external consultant) is not conducted, the Board conducts an annual internal evaluation using a detailed questionnaire sent to directors by the
Secretary to the Board, and covering the composition and the operation of the Board and its committees. The responses (which are confidential) are analyzed by the Secretary to the Board. A summary is then presented and discussed at a meeting of the
Appointments, Governance and CSR Committee; a detailed report finalized at that meeting is submitted to a Board meeting for discussion at the start of the following year.
The last formal evaluation supported by a specialist consultancy firm was conducted under the direction of the Appointments,
Governance and CSR Committee in 2024.

SANOFI FORM 20-F 2025	91

PART I
ITEM 6. Directors, Senior Management and Employees
Evaluation of the Board and its Committees in 2024 - Formal evaluation with assistance from an external consultant
In late 2024 and early 2025, a formal evaluation was conducted under the direction of the Appointments, Governance and CSR
Committee, with assistance from a specialist consultancy firm. Various actions have been implemented to address the areas of progress and vigilance identified in that evaluation:

Areas of progress and vigilance identified in 2024 evaluation	Actions implemented in 2025
Further reinforcement of oversight of the transformation of R&D, including use of AI
In 2025, strategy seminars provided an opportunity for Board members to scrutinize R&D governance at Sanofi, and the ongoing transformation of the
R&D function. In addition, Board members received a training module on the impacts and challenges around the use of AI in the biopharma sector, providing directors with relevant, up-to-date insights to enhance their review processes and the quality of their oversight over these major transformations.

Oversight of capital allocation, and progress on Business Development/ M&A strategy
The Board-level strategy seminar provided a forum for collective, in-depth thinking about long-term capital allocation priorities. From an operational perspective, the Board carried out an overhaul of the governance arrangements for Business Development and M&A, instigating a non-binding offer approval process, including thresholds geared to transaction size and formalizing the role of the Scientific Committee in decision-making.

Review of US operations
Directors had the opportunity to review Sanofi's US operations, including monitoring of the most favored nation (MFN) policy and signature of a voluntary agreement with the US administration, updates on tariffs and the supply chain situation, and mitigation plans to address political and commercial risks.

Strategy in China
The Board enhanced its strategic oversight of China by leveraging on the field trip made in December 2024, and a review of the report issued by the Scientific
Committee on March 19, 2025. In response to China's repositioning towards leading-edge innovation, combined with the growing importance of China within Sanofi's external innovation portfolio, the Board signed off on an approach based on controlled integration with the local ecosystem.

In-depth review of succession planning and talent management
In 2025, the Appointments, Governance and CSR Committee carried out in-depth work on succession planning and talent management, with support from the Chief People Officer and an external recruitment consultancy firm.
This gave Board members an opportunity for detailed scrutiny of potential successors for the CEO role, alongside related development plans to be rolled out over various time horizons from the short to the long term. The Board also reviewed emergency succession plans for the Chairman of the Board and  for
Patrick Kron, further enhancing corporate governance in terms of executive continuity.

Expanded training program for Board members, with at least three sessions to address (i) status of and trends in the US market, (ii) key principles of immunology, and (iii) equitable access to healthcare
Building on the training program initiated in 2024, Board members received training during 2025 on the topics identified in the 2024 evaluation (refer to "—Director Training" above).
Evaluation of the Board and its Committees in 2025 - Internal evaluation
In late 2025, an internal evaluation was conducted under the direction of the Appointments, Governance and CSR Committee, based on a detailed questionnaire sent to each director. Each director was then provided with transcripts and a comprehensive summary of the responses, based on which the Chairman conducted individual interviews with each director. Those interviews took place in early 2026, providing an opportunity to assess the most important areas for improvement, prepare the Board program for the coming year for approval, and provide individual feedback on the contributions of Board members.
The functioning of the Board was seen as improving, with no aspect regarded as having deteriorated year-on-year. In particular, the transparency provided by external audits of the development pipeline and digital transformation was appreciated by the
Board as giving insights into Sanofi's progress in these two areas. The Board reaffirmed its keenness to focus its program even more closely on key strategic issues and on R&D topics.
From that perspective, the contribution of certain committees to the work of the Board could nevertheless be improved. In particular, the Scientific Committee could strengthen its oversight of R&D governance and productivity, and its contribution to identifying long-term scientific opportunities, as part of more transparent dialogue with the R&D team. The Strategy Committee could aim to achieve balance in its program between business development and M&A on the one hand, and longer- term thinking around issues such as the impact of demographic factors and longevity, trends in the various markets in which the pharmaceutical industry operates, and monitoring of the competitive landscape. The other committees were judged to be functioning satisfactorily.
The areas of progress identified for 2026, in line with those identified in 2025, are:
•strengthening of R&D governance and productivity;
•capital allocation policy;
•oversight of digital transformation and the rollout of artificial intelligence;
•monitoring of implementation of Sanofi's strategy in China; and
•talent development and succession planning.

92	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
The composition and size of the Board were regarded as appropriate. It was acknowledged that Sanofi has a relatively high number of Board members compared to its peers, largely as a result of the presence of two employee representatives in compliance with French legislation. Strengthening the Board's competencies in artificial intelligence and digital transformation, in particular those relevant to the pharmaceutical sector, could be considered in the years ahead, along with a desire to marginally reduce the size of the Board.
The Committee and the Board will continue to monitor diversity metrics, including on gender diversity, and will ensure that Sanofi continues to meet its legal obligations.
Detailed information about Board members in office as of February 17, 2026
The following pages provide key information about each director individually:
•directorships and appointments held during 2025 (directorships in listed companies are indicated by an asterisk, and each director’s principal position is indicated in bold);
•other directorships held during the last five years; and
•training and professional experience.

SANOFI FORM 20-F 2025	93

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
•Chairman of the Strategy Committee •Member of the Appointments, Governance and CSR Committee •Member of the Scientific Committee
•Lead Independent Director of Capgemini *
•Chairman of the Board of Directors of Revolut Western Europe
•Director of Sienna Investment Managers SA
•Member of the Supervisory Board of Sonic Topco, simplified joint stock company (société par actions simplifiée)

Chairman of Foundation S	In foreign companies
•Member of the Supervisory Board of Umicore * (Belgium)

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•Board member of ALD Automotive *
In foreign companies
•None

Education and professional experience
•Graduate of ENA (École Nationale d'Administration) •Degree from École Polytechnique
Since 2023	Sanofi * : •Chairman of the Board of Directors of Sanofi (May 2023)
Senior Executive Advisor of Bruxelles Lambert Group * (November 2023)
1995-2023
Société Générale * :
•Chief Executive Officer of Société Générale (2015-2023)
•Chief Executive Officer and Chairman of the Board of Société Générale (2009-2015)
•Chief Executive Officer of Société Générale (2008-2009)
•Group Chief Financial Officer of Société Générale (2003-2008)
•Deputy Group Chief Financial Officer of Société Générale (2002-2003)
•Head of global supervision and development of the Equity Department of Société Générale (1998-2002)
•Assistant Manager, then Manager of the Corporate Banking department in London at Société Générale (1995-1998)

1987-1995
French Ministry of Economy and Finance :
•Various positions within the French Civil Service (General Inspectorate of Finance Service, Ministry of the Economy and
Finance, Ministry of the Budget, Office of the Minister of Budget and Communication)

* Listed company.

94	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees

Paul Hudson
Date of birth: October 14, 1967
Nationality: British
First appointed: September 2019
Last reappointment: May 2022
Term expires: 2026
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 211,825

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Chief Executive Officer	In French companies
•Director •Member of the Strategy Committee	•None
In foreign companies
•None

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•None
In foreign companies
•None

Education and professional experience
•Degree in economics from Manchester Metropolitan University, UK
•Diploma in marketing from the Chartered Institute of Marketing, UK
•Honorary Doctorate in Business Administration, Manchester Metropolitan University, UK
2019-2026	Chief Executive Officer of Sanofi *
2016-2019	CEO of Novartis Pharmaceuticals *, member of Executive Committee
2006-2016
Various operational and managerial positions at AstraZeneca * (including President, AstraZeneca US; Executive Vice President,
North America; Representative Director & President, AstraZeneca KK, Japan; President of AstraZeneca Spain; and
Vice-President and head of Primary Care United Kingdom)

Before 2006
Various operational and managerial positions at Schering-Plough, including Head of Global Marketing for biologicals.
Various sales and marketing positions at GlaxoSmithKline* UK and Sanofi-Synthélabo UK

* Listed company.

SANOFI FORM 20-F 2025	95

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
•None
In foreign companies
L'Oréal *Group :
•Director of L'Oréal USA Inc. (United States)

Education and professional experience
•MBA, HEC School of Management
Since February 2019	Chief Financial Officer at L'Oréal *
Since 1988
Various positions within the L’Oréal* Group, including as Director of Administration & Finance for China, then Mexico; Director of Internal Audit; and Director of Administration & Finance for the Asia Pacific Zone

* Listed company.

96	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees

Clotilde Delbos
Date of birth: September 30, 1967
Nationality: French
First appointed: April 2024
Term expires: 2027
Business address: Sanofi - 46, avenue de la Grande Armée - 75017 Paris - France.
Number of shares held: 1,000

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Independent director	In French companies
•Chairwoman of the Compensation Committee •Member of the Audit Committee	•Director of AXA * •Director of Alstom * (Chairwoman of the Audit and Risks Committee) •Director of Schneider Electric * •Co-gérant of Hactif Patrimoine •President of Hactif Advisory
In foreign companies
•None

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•President of RCI Banque SA •President of Renault Venture Capital •President of Renault Mobility as an Industry
In foreign companies
•Director of Renault Espana

Education and professional experience
•MBA EM Lyon in Finance and Accounting
Since 2024	Treasurer of the French Rugby Federation, Member of the Executive Committee of the French National Rugby League, and Member of the World Rugby Council.
2012 - 2022
Various positions at Renault Group * including Group Chief Financial Officer, Chairwoman of the Board of Directors of RCI
Banque, Interim Chief Executive Officer of Renault SA, Deputy Chief Executive Officer of the Renault group and Chief
Executive Officer of Mobilize.

Before 2012	Various positions in Internal Audit, Mergers & Acquisitions and Treasury, including at PricewaterhouseCoopers and Pechiney.
* Listed company.

SANOFI FORM 20-F 2025	97

PART I
ITEM 6. Directors, Senior Management and Employees

Humberto De Sousa
Date of birth: September 28, 1977
Nationality: French
First appointed: April 2025
Term expires: 2029
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 10 American Depositary Receipts equivalent to 5 shares, 10 ordinary shares and 137 FCPE shares

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Director representing employees	In French companies
•None
In foreign companies
•None

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•None
In foreign companies
•None

Education and professional experience
•STI Baccalaureate (Baccalauréat STI) in Electrical Engineering
Since 2018	Group Maintenance Coordinator, Sanofi Group *
2013-2025	Employee representative, CFDT Union
2007-2018	Maintenance/Service technician, Sanofi Group *
1999-2000	Maintenance/Service technician, Rhône Poulenc
* Listed company.

98	SANOFI FORM 20-F 2025

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
In foreign companies
•Director of HSBC *
•Director of Adecco Group *

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•Director of AXA *
In foreign companies
•None

Education and professional experience
•MBA, University of Wisconsin-Madison (United States)
•Bachelor’s degree in Economics and International Trade, Shanghai International Studies University (China)
Since March 2024	Independent Director, Kering *
Since September 2021	Independent Director, HSBC *
Since April 2020	Independent Director, Adecco Group *
2018-2024	Independent Director, AXA *
1996-2020	Senior Vice President of General Electric * (United States) and President & CEO of GE Global Markets (China)
* Listed company.

SANOFI FORM 20-F 2025	99

PART I
ITEM 6. Directors, Senior Management and Employees

Carole Ferrand
Date of birth: April 2, 1970
Nationality: French
First appointed: May 2022
Last reappointment: April 2025
Term expires: 2029
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
•CEO of Galeries Lafayette Services SAS
•CEO of Motier Invest SAS, Motier Ventures 2024 SAS, Motier Ventures
2025 SAS and Motier Ventures 2027 SAS
•Representative of Société Anonyme des Galeries Lafayette on the
Board of Directors of Lafayette Anticipations (Foundation)

In foreign companies
•None

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•Director and Chair of the Audit Committee of Fnac Darty * •Member of the Executive Committee of June 21 SAS •President of Capgemini Ventures SAS
In foreign companies

•Substitute of Alain de Marcellus, Capgemini Brasil SA (Brazil)
•Director of Capgemini Solutions Canada Inc.
•Director of Capgemini UK plc
•Director of CGS Holdings Ltd (United Kingdom)
•Director of Capgemini Espana SL (Spain)
•Director of Altran Innovacion SLU (Spain)

Education and professional experience
•HEC School of Management, Master's degree
Since 2024	Head of Strategy and Development of Motier Holding
2018 - 2023	Chief Financial Officer of Capgemini *
2013-2018	Financing Operations Director of Groupe Artémis
2011-2012	Chief Financial Officer of EuropaCorp
2000-2011	Chief Financial Officer and General Counsel of Sony France
1992-2000	Audit and Transaction Services at PricewaterhouseCoopers (PwC)
* Listed company.

100	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees

Lise Kingo
Date of birth: August 3, 1961
Nationality: Danish
First appointed: April 2020
Last reappointment: April 2024
Term expires: 2028
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 1,000

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Independent director	In French companies
•Member of the Appointments, Governance & CSR Committee	•Director of Danone *
In foreign companies
•Member of the Supervisory Board of Covestro AG * (Germany) •Director of Allianz Trade

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•None
In foreign companies
•Independent Director, Aker Horizons ASA * (Norway) •Member of the Advisory Panel for Humanitarian and Development Aid Coordination, Novo Nordisk Foundation (Denmark)

Education and professional experience
•Master’s degree in Responsibility & Business, University of Bath (United Kingdom)
•Bachelor’s degree in Marketing and Economics, Copenhagen Business School (Denmark)
•Bachelor’s degree in Religions and Ancient Greek Art, University of Aarhus (Denmark)
•Director Certification, INSEAD (France)
Since 2022	Independent director of Danone *
Since 2021	Independent director of Covestro AG * (Germany)
2021-2023	Independent Director, Aker Horizons ASA * (Norway)
2015-2020	CEO & Executive Director of United Nations Global Compact (US)
2002-2014	Executive Vice President Corporate Relations & Chief of Staff at Novo Nordisk A/S (Denmark)
1999-2002	Senior Vice President, Stakeholder Relations at Novo Holding (Denmark)
1988-1999	Director, Environmental Affairs of Novozymes (Denmark)
* Listed company.

SANOFI FORM 20-F 2025	101

PART I
ITEM 6. Directors, Senior Management and Employees

Jean-Paul Kress
Date of birth: August 1, 1965
Nationality: French
First appointed (co-optation): January 1, 2025
Term expires: 2026
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 2,000 American Depositary Receipts, equivalent to 1,000 shares and 53,778 FCPE shares

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Independent director	In French companies
•Member of the Strategy Committee •Member of the Scientific Committee	•None
In foreign companies
•Chairman and CEO of Vor Bio *

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•Chairman of the Board of Directors of ERYTECH Pharma * •Chairman of the Board of Directors of EnnoDC
In foreign companies
•None

Education and professional experience
•M.D. from Faculté Necker-Enfants Malades in Paris and •Former student of Ecole normale supérieure (Ulm) in Paris - Master of Sciences in molecular and cellular pharmacology
Since 2025	Chairman and CEO of Vor Bio *
2019-2024	CEO of MorphoSys * (acquired by Novartis)
2019-2023	Chairman of the Board of Directors of ERYTECH Pharma *
2018	Chairman and CEO of Syntimmune (acquired by Alexion)
2017-2018	Executive Vice President, International President and Head of Global Therapeutic Operations of Biogen
2015-2017	Member of the Board of Directors of Sarepta Therapeutics
2015-2017	Senior Vice President, Head of North America at Sanofi Genzyme
2011-2015	Chairman and CEO at Sanofi Pasteur MSD
2006-2011	Several positions at Gilead Sciences: •Vice-President and General Manager France •Vice-President, US Sales and marketing, Antiviral Business Unit
1997-2006	General Manager, Denmark / Various US and EU Roles in Marketing, Commercial Operations & Business Development at Abbott
1993-1996	Product Manager at Eli Lilly *
* Listed company.

102	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees

Patrick Kron
Date of birth: September 26, 1953
Nationality: French
First appointed: May 2014
Last reappointment: May 2022
Term expires: 2026
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 1,000

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Independent director	In French companies
•Chairman of the Appointments, Governance and CSR Committee •Member of the Compensation Committee •Member of the Strategy Committee	•Chairman of Imerys * •Chairman of PKC&I SAS: –Permanent representative of PKC&I on the Supervisory Board of Segula Technologies
In foreign companies
•Director of Viohalco * (Belgium) •Director of SGS * (Switzerland)

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•Chairman of Truffle Capital SAS
In foreign companies
•ElvalHalcor * (Greece)
•Director of Holcim * (Switzerland)

Education and professional experience
•Degree from École Polytechnique and École Nationale Supérieure des Mines de Paris
Since 2019	Chairman of Imerys *
Since 2016	Chairman of PKC&I SAS
2016-2024	Chairman of Truffle Capital SAS
2003-2016	Chief Executive Officer, then Chairman and Chief Executive Officer of Alstom *
1998-2002	Chairman of the Managing Board of Imerys
1995-1997	Manager of the Food and Health Care Packaging Sector at Pechiney, and Chief Operating Officer of American National Can Company in Chicago (United States)
1993-1997	Chairman and Chief Executive Officer of Carbone Lorraine
1993	Member of the Executive Committee of the Pechiney Group
1988-1993	Various senior operational and financial positions within the Pechiney Group
1984-1988	Operational responsibilities in one of the Pechiney Group’s biggest factories in Greece, then manager of the Greek subsidiary of Pechiney
1979-1984
Various positions at the French Ministry of Industry, including as project officer at the Direction régionale de l’Industrie, de la Recherche et de l’Environnement (DRIRE) and in the Ministry’s general directorate

* Listed company.

SANOFI FORM 20-F 2025	103

PART I
ITEM 6. Directors, Senior Management and Employees

Wolfgang Laux
Date of birth: January 24, 1968
Nationality: German and French
First appointed: April 2021
Last reappointment: April 2025
Term expires: 2029
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 3,089 FCPE units and 1,558 performance shares

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
•European Board Diploma by ecoDa

Since 2025	Product Launch Manager at Sanofi Winthrop Industries, Gentilly (France)
Since 2014	Staff representative on the CFE-CGC ticket
2006-2024	Industrialization Coordinator at Sanofi Chimie and Sanofi Winthrop Industries, Croix-de-Berny and Gentilly (France)
2016-2021	Union delegate
2014-2021	Member of the Works Council, Sanofi Chimie headquarters
2016-2019	Member of the Committee on health, safety and working conditions (CHSCT)
2000-2006	Senior scientist in Process Development at the Frankfurt site of Höchst AG
* Listed company.

104	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees

Barbara Lavernos
Date of birth: April 22, 1968
Nationality: French
First appointed: April 2021
Last reappointment: April 2025
Term expires: 2029
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
•Director of Bpifrance Investment and Bpifrance Participations
In foreign companies
L'Oréal Group*:
•Board member of Lactobio A/S (Denmark)
•Board member of Bak Skincare ApS (Denmark)

Education and professional experience
•Graduate of the HEI chemical engineering school at Lille, France
Since May 2021	Deputy CEO of L'Oréal * in charge of Research, Innovation and Technology
February 2021- May 2021	President Research, Innovation and Technologies at L’Oréal *– Member of the Executive Committee
2018-2021	Chief Technology and Operations Officer at L’Oréal * – Member of the Executive Committee
2014-2018	Executive Vice-President Operations at L’Oréal * – Member of the Executive Committee
2011-2014	Managing Director of Travel Retail at L'Oréal *
2004-2011	Global Chief Procurement Officer at L'Oréal *
* Listed company.

SANOFI FORM 20-F 2025	105

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
•Director of Compass Group PLC (UK) * •Director of Vodafone Group PLC (UK) *

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•None
In foreign companies
•Chief Financial Officer of Smith & Nephew PLC *

Education and professional experience
•Master's degree from Grenoble Business School and a Master's degree in Business Administration from Henley Business School •Chartered Management Accountant
2020-2024	Chief Financial Officer of Smith & Nephew PLC
2016-2020	Chief Financial Officer of Merlin Entertainments PLC
2013-2016	Chief Financial Officer of Dechra Pharmaceuticals PLC
1997-2013	Various finance positions, including Senior Vice President of Finance for global vaccines at GlaxoSmithKline PLC *
* Listed company.

106	SANOFI FORM 20-F 2025

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
•None
In foreign companies
•None

Education and professional experience
•B. S. in biology from Bucknell University •Ph. D in immunology from Hahnemann University •Clinical training in rheumatology and allergy/immunology at Duke
Since 2022	Chief Medical Officer and Head of Research and Development at Seismic Therapeutic
2020-2021	Chief Medical Officer at Pandion Therapeutics
2014-2020	Several management positions including Senior Vice President at Gilead Sciences
2006-2014	Adjunct Professor of Medicine in the Division of Rheumatology and Immunology at Duke University School of Medicine
* Listed company.

SANOFI FORM 20-F 2025	107

PART I
ITEM 6. Directors, Senior Management and Employees

Emile Voest
Date of birth: August 20, 1959
Nationality: Dutch
First appointed: May 2022
Last reappointment: April 2025
Term expires: 2029
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 1,000

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Independent director	In French companies
•Member of the Scientific Committee	•None
In foreign companies
•Board Member of the Center for Personalized Cancer Treatment •Board Observer of Mosaic Therapeutics •Member of the Supervisory Board of the Hartwig Medical Foundation

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•None
In foreign companies
•Chairman of the Board of Directors of Cancer Core Europe •Founder and Chair of the Scientific Advisory Board, Clade Therapeutics, Boston MA, USA

Education and professional experience
•Ph.D. in Medicine, cum laude, University of Utrecht
Since 2021	Co-founder and Strategic Advisor of Mosaic Therapeutics
Since 2019	Senior Group Leader of the Oncode Institute
Since 2015	Founder and Member of Supervisory Board of the Hartwig Medical Foundation
Since 2014	Executive Medical Director (2014-2020) and senior group leader of the Netherlands Cancer Institute
Since 2010	Co-founder and Member of the Executive Board of the Center for Personalized Cancer Treatment (CPCT)
Since 1999	Professor of Internal Medicine/Medical Oncology at University Medical Center Utrecht, The Netherlands
2016-2023	Director of Cancer Core Europe
2015-2020	ESMO (European Society for Medical Oncology) •Chair of the Publications Committee (2016-2020) •Member of the Executive Board (2015-2020)
2013-2016	Co-founder and Non-Executive Medical Director of Hubrecht Organoid Technology
* Listed company.

108	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees

Antoine Yver
Date of birth: January 31, 1958
Nationality: American, French, Swiss
First appointed: May 2022
Last reappointment: April 2025
Term expires: 2029
Business address: Sanofi – 46, avenue de la Grande Armée – 75017 Paris – France
Number of shares held: 1,000 shares

Current directorships and appointments
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
Independent director	In French companies
•Chairman of the Scientific Committee •Member of the Strategy Committee	•Director of Allspim, Paris
In foreign companies
•Director of D3Biologics, Shanghai (PRC) •Chairman of One Carbon Therapeutics, Stockholm (Sweden) •Director of TOAD Oncology, Geneva (Switzerland)

Past directorships expiring within the last five years
WITHIN THE SANOFI GROUP	OUTSIDE THE SANOFI GROUP
•None	In French companies
•Director of Nexbiome Therapeutics, Clermont-Ferrand (France)
In foreign companies
•Director of Spotlight Therapeutics *

Education and professional experience
•Doctor of Medicine and Pediatrics, University of Paris-Sud 11
Since 2024	Pediatrician
Current	Advisor to Lilly Asia Ventures, Duality biologics, AptarGroup, Allspim
2021-2024	Chairman of Development of Centessa Pharmaceuticals *
2016-2021	EVP Global Head Oncology R&D at Daiichi Sankyo, Inc.
2009-2016
AstraZeneca*
•SVP Head Oncology Global Medicines Development & Lead China GMD (2013-2016)
•VP Head Oncology Global Medicines Development & Lead China GMD (2012-2013)
•VP Clinical Oncology & New Opportunities (2011-2012)
•VP Clinical Oncology & Infection (2009-2011)

2006-2009	Executive Director in Oncology at the Schering-Plough Research Institute
2005-2006	Senior Executive Development Director in Oncology at Johnson & Johnson *
1990-2005	Senior Director Clinical Research at Aventis
1981-1990	Medical doctor at the Assistance Publique des Hôpitaux de Paris
* Listed company.

SANOFI FORM 20-F 2025	109

PART I
ITEM 6. Directors, Senior Management and Employees
Attendance rates of Board members in 2025

Director	Attendance rate at Board meetings	Attendance rate at Committee meetings
Frédéric Oudéa	100%	96%
Paul Hudson	100%	100%
Christophe Babule (a)	92%	88%
Clotilde Delbos	100%	91%
Humberto de Sousa (b)	100%	_
Rachel Duan	100%	100%
Carole Ferrand	100%	100%
Lise Kingo	100%	100%
Jean-Paul Kress	100%	100%
Patrick Kron	100%	100%
Wolfgang Laux	100%	100%
Barbara Lavernos (a)	92%	93%
Fabienne Lecorvaisier (c)	100%	100%
Anne-Françoise Nesmes	100%	100%
John Sundy	100%	100%
Yann Tran (c)	100%	_
Emile Voest	92%	100%
Antoine Yver	100%	100%
	99%	98%
(a)In accordance with the rules on conflicts of interest contained the in the AFEP-MEDEF Code and our Board Charter, Christophe Babule and Barbara
Lavernos, whose appointment to the Board was proposed by L'Oréal, recused themselves from the Board meeting of February 2, 2025 that decided on the block repurchase of Sanofi shares from L'Oréal. Excluding that meeting, both had a 100% attendance rate.
(b)Humberto de Sousa joined the Board on April 30, 2025.
(c)Fabienne Lecorvaisier and Yann Tran left the Board on April 30, 2025..
Directors who were absent from some meetings provided clear and substantiated explanations for their absence, which related mainly to personal matters or to unscheduled meetings called at short notice (especially where sudden developments on an ongoing project necessitated a Board meeting).
Declarations by Board members (including convictions and conflicts of interest)
As of December 31, 2025, no corporate officer has been the subject of any conviction or court order, or been associated with any bankruptcy or winding-up order. As of this day, there is no potential conflict of interest between any corporate officer and Sanofi.
As of December 31, 2025, the members of our Board of Directors collectively held (directly, or via the employee share ownership fund associated with the Group savings scheme) 224,077 of our shares, representing 0.018% of our share capital.
Service agreements entered into with Board members
Except as otherwise described below, there are no existing service agreements or arrangements between the Company or any of its subsidiaries, and any Board member or corporate officer providing for benefits upon termination of employment.
Executive Committee
The Executive Committee is chaired by the Chief Executive Officer.
The only change in the composition of the Executive Committee in 2025 was the departure of Julie Van Ongevalle (Executive
Vice President, Opella), following completion of the divestment of Opella on April 30, 2025. On February 11, 2026, the Board of
Directors relieved Paul Hudson of his duties as Chief Executive Officer effective end-of-day on February 17, 2026, and appointed
Belén Garijo to succeed him after the Shareholders' Meeting of April 29, 2026. With effect from February 18, 2026, Olivier
Charmeil (Executive Vice President, General Medicines), who has been a member of the Executive Committee since 2011, will serve as Interim Chief Executive Officer.
As of February 17, 2026, the Executive Committee has 12 members, three of whom are women. In accordance with our Board
Charter, the Board of Directors – in liaison with the Compensation Committee and the Appointments, Governance and CSR
Committee, and on a proposal from the Chief Executive Officer – has established a policy on gender representation within
Sanofi's executive bodies. A key objective of this policy is to support the creation of a talent pool of both women and men who can potentially join the Executive Committee in future.

110	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
Paul Hudson
Chief Executive Officer (until end-of-day on February 17, 2026)
Date of birth: October 14, 1967.
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
Paul holds a degree in economics from Manchester Metropolitan University in the UK and in 2018, his alma mater awarded him an honorary Doctor of Business Administration for his achievements in the pharmaceutical industry. He also holds a diploma in marketing from the Chartered Institute of Marketing, also in the UK.
Paul Hudson is a citizen of the United Kingdom.
Houman Ashrafian
Executive Vice President, Head of Research and Development
Date of birth: February 4, 1975.
Houman Ashrafian joined Sanofi on September 11, 2023.
Houman joined Sanofi from SV Health Investors where he was Managing Partner of the global private equity and venture capital investment platform which has a special focus on biotechnology, healthcare growth equity, and medtech. He has a robust track record in building high value, successful companies in the healthcare space, that brought transformational medicines from discovery to market: he co-founded and chaired the biotech companies Alchemab Therapeutics, Dualitas, Enara Bio, Mestag
Therapeutics, Sitryx and Trex Bio. Previously, he was Vice President and head of the Clinical Science Group at UCB with a main focus on precision medicine strategies and early clinical activities across the R&D portfolio. He also co-founded Cardiac Report, a cardiac services company, Heart Metabolics, Catamaran Bio, as well as Weatherden, a boutique clinical consultancy.
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
Natalie Bickford
Executive Vice President, Chief People Officer
Date of birth: July 16, 1970.
Natalie Bickford joined Sanofi on August 1, 2020. She has worked in HR for more than 20 years and brings a wealth of experience in consumer-facing industries to Sanofi.
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
Advisor to the Coalition for Epidemic Preparedness Innovation (CEPI).
Natalie holds a degree in French and International Politics from the University of Warwick in the UK.
Natalie Bickford is a citizen of the United Kingdom.

SANOFI FORM 20-F 2025	111

PART I
ITEM 6. Directors, Senior Management and Employees
Olivier Charmeil
Interim Chief Executive Officer (effective February 18, 2026)
Executive Vice President, General Medicines
Date of birth: February 19, 1963.
From 1989 to 1994, Olivier Charmeil worked in the Mergers & Acquisitions department of Banque de l’Union Européenne. He joined Sanofi Pharma in 1994 as head of Business Development. Subsequently, he held various positions within Sanofi, including
Chief Financial Officer (Asia) of Sanofi-Synthélabo in 1999 and Attaché to the Chairman, Jean-François Dehecq, in 2000, before being appointed as Vice President, Development within the Sanofi-Synthélabo International Operations Directorate, where he was responsible for China and support functions. In 2003, Olivier Charmeil was appointed Chairman and Chief Executive Officer of Sanofi-Synthélabo France, before taking the position of Senior Vice President, Business Management and Support,
Pharmaceutical Operations. In this role, he piloted the operational integration of Sanofi-Synthélabo and Aventis. He was appointed Senior Vice President Asia/Pacific, Pharmaceutical Operations in February 2006; Operations Japan reported to him from January 1, 2008, as did Asia/Pacific and Japan Vaccines from February 2009. On January 1, 2011, Olivier Charmeil was appointed Executive Vice President Vaccines, and joined our Executive Committee.
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
Audrey Duval
Executive Vice President, Corporate Affairs
Date of birth: December 6, 1977.
Audrey Duval joined Sanofi in September 2022 as President, Sanofi France.
Audrey began her career in public hospitals in Paris and went on to work as a Researcher at the Pasteur Research Center of Hong
Kong University and then as a Scientific Expert at Salusmed, based in Hong Kong. She later returned to France to join Pfizer, working in medical affairs in the areas of Endocrinology, Transplant and Rheumatology, and continues to retain that role, supporting and coordinating Sanofi’s representation to its various external stakeholders in France. Prior to joining Sanofi, Audrey worked for Novartis, where she served as Business Franchise Head for Ophthalmology and then Country President for the company’s operations in Ireland.
Audrey holds a Medical Doctorate from the Paris Faculty of Medicine Cochin, and a Bachelor of Science in Medical Biology.
Audrey Duval is a citizen of France.
Brian Foard
Executive Vice President, Specialty Care (until end-of-day on February 28, 2026)
Date of birth: December 20, 1973.
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
global prescription business unit.
Brian received a degree in business from East Carolina University and has completed an executive education course at Wharton.
Brian Foard is a citizen of the United States.

112	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
Emmanuel Frenehard
Executive Vice President, Chief Digital Officer
Date of birth: October 18, 1972.
Emmanuel Frenehard joined Sanofi in 2020 as Global Head of Digital, and was appointed to the Executive Committee on
August 31, 2023.
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
Prior to Sanofi, Brendan worked at Schering-Plough before moving to Merck & Co. Inc./MSD as Head of Biologics and later Vice
President of its Europe, Middle East and Africa Operations.
Brendan graduated in chemical engineering from the University College of Dublin, where he currently serves as an honorary adjunct Professor of Chemical and Biochemical Engineering.
Brendan O’Callaghan is a citizen of Ireland.
Roy Papatheodorou
Executive Vice President, General Counsel
Date of birth: May 15, 1978.
Roy Papatheodorou joined Sanofi on February 1, 2022.
Roy Papatheodorou leads the Legal, Ethics and Business Integrity and Global Security (LEBI & GS) team. The LEBI & GS team is composed of lawyers, patent attorneys, compliance officers and security professionals covering Sanofi’s operations around the world. Its team members play an essential role in protecting the interests of the company and of its patients, customers, shareholders, and employees while delivering on Sanofi’s strategy and contributing to its long-term ambition to transform the practice of medicine.
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
Madeleine Roach
Executive Vice President, Business Operations
Date of birth: May 23, 1984.
Madeleine Roach joined Sanofi in 2022 as Head of Internal Audit and Risk Management, before being appointed to the Executive
Committee on October 1, 2023.
Prior to joining Sanofi, Madeleine served at AstraZeneca as Head of Group Finance Services, Asia-Pacific and Head of Global
Business Services Site Lead in Malaysia, delivering a wide range of business services to stakeholders and further expanding the

SANOFI FORM 20-F 2025	113

PART I
ITEM 6. Directors, Senior Management and Employees
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
Thomas Triomphe is a citizen of France.
On February 17, 2026, Sanofi announced the nomination of Manuela Buxo as Executive Vice President, Specialty Care, effective
March 1, 2026. Manuela Buxo will succeed Brian Foard, who has decided to leave the company as of February 28, 2026, having accepted an external leadership opportunity.
Manuela Buxo
Executive Vice President, Specialty Care (effective March 1, 2026)
Date of birth: November 2, 1975
Manuela Buxo is a global healthcare executive with over 25 years of experience driving growth, transformation and innovation across Specialty Care and Consumer Health. Across an international career spanning 6 countries, she has held leadership roles of increasing responsibility at Bayer and Sanofi at country, regional, and global levels.
Since 2023, she has served as Global Head of Immunology Alliance, overseeing Dupixent and Kevzara. She joined Sanofi in 2014 as Vice President of Global Categories & Innovation for the Consumer Health division. In 2017, she was appointed Senior Vice
President, Global Strategic Marketing, before taking on responsibility for Region Europe in the Specialty Care Global Business
Unit in 2020, which included therapeutic areas such as immunology, neurology, oncology, rare diseases, and rare blood disorders.
She graduated from HHL Leipzig Graduate School of Management and holds an undergraduate degree from Friedrich Schiller
University Jena.
Manuela Buxo is a citizen of Germany.

114	SANOFI FORM 20-F 2025

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
All members of the Compensation Committee are independent, and were chosen for their technical competencies and their knowledge of current standards, emerging trends and Sanofi’s practices.
To fulfill their remit, the Committee regularly invites Sanofi’s Chief People Officer and Head of Reward and Performance to attend their meetings. Committee members also work with the Chairman and the Secretary of the Board, who have contacts with our principal institutional shareholders ahead of the Annual General Meeting.
In addition, the Chair or a member of the Committee:
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
Compensation policy for corporate officers
This section describes the compensation policy for corporate officers of Sanofi, as established pursuant to Article L. 22-10-8 of the French Commercial Code. The compensation describes all the components of compensation awarded to corporate officers of Sanofi as consideration for holding office, and explains the process by which it is determined, allocated, reviewed and implemented.
Our compensation policy for corporate officers has three distinct elements: (i) the compensation policy for directors; (ii) the compensation policy for the Chairman of the Board; and (iii) the compensation policy for the Chief Executive Officer.
Each of those policies is submitted for approval by our shareholders at the Annual General Meeting, in accordance with
Article L. 22-10-8 II of the French Commercial Code. The compensation policy approved in any given year applies to any person holding a corporate office in that year. When a corporate officer is appointed between two Annual General Meetings, their compensation is defined by applying the terms of the compensation policy approved by the most recent Annual General Meeting.
The compensation policy for Paul Hudson (Chief Executive Officer until end-of-day on February 17, 2026) for the period from
January 1, 2026 through February 17, 2026, is described below under "— Compensation policy for Paul Hudson". The compensation policies for Olivier Charmeil (appointed as Interim Chief Executive Officer as of February 18, 2026) and Belén Garijo
(who will assume office as Chief Executive Officer after the Annual General Meeting of April 29, 2026) will be determined by the
Board of Directors at a later date, and included in a Report on Form 6-K that will also be published on the Sanofi corporate website.
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
(1)Amounts paid to directors who held office for the entire year.
(2)Amgen Inc., AstraZeneca plc, Bayer AG, Bristol-Myers-Squibb Inc., Eli Lilly and Company Inc., GlaxoSmithKline plc, Johnson & Johnson Inc., Merck & Co.
Inc., Novartis AG, Novo Nordisk A/S, Pfizer Inc., and Roche Holding AG.

SANOFI FORM 20-F 2025	115

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
Compensation policy for directors
Directors hold office for a four-year term, as specified in our Articles of Association (except in the event of staggered terms). They may be removed from office by a shareholders’ meeting, at any time and without restriction.
The maximum annual amount of overall compensation allocated to the directors was set at €2,500,000 by the Annual General
Meeting of May 25, 2023. The average compensation per director(1) was approximately €164,520 in 2024, and approximately
€178,205 in 2025. Almost all of that maximum annual amount was paid out in 2024, while in 2025 the maximum annual amount was exceeded such that directors' entitlement to compensation had to be apportioned on a pro rata basis, and they received
4.14% less compensation than they should have done.
At the end of 2025, the Compensation Committee decided to review the allocation mechanism and to recalibrate the maximum annual amount, to ensure that it was fit for purpose.
The Committee conducted a benchmarking exercise involving (i) a panel of the twelve leading global pharmaceutical companies(2), which showed a significant gap in compensation, and (ii) companies in the French CAC 40 index. Those two peer groups were chosen by the Committee so as to obtain a rounded and relevant overview of market practices. The benchmarking exercise, conducted on the basis of 2024 data, showed that:
•The maximum overall annual amount allocated to Sanofi directors was below the average for the twelve leading global pharmaceutical companies (€3,585,827), as was the average compensation per director (€211,931 for the panel, compared to
€161,770 per Sanofi director), bearing in mind also that the average per director varied between regions:
–(i) €322,591 for companies based in the US, (ii) €379,830 for companies based in Switzerland, and (iii) €202,106 for companies based in the EU and the UK.
•The maximum overall annual amount allocated to Sanofi directors was the third highest in the CAC 40 (average: €1,476,528), even though Sanofi averages more Board members (16) than the CAC 40 (12), and the average annual compensation per director was the fifth highest in the CAC 40 (average: €112,770, versus €164,520 for a Sanofi director).
The Compensation Committee also assessed specific issues around attractiveness, and the retention of people with the right profile for Board membership in the pharmaceutical industry:
•The need to maintain compensation at a competitive level, given that Sanofi has to be able to attract and retain Board members with the unusual skillsets and competencies required for a proper understanding of the pharmaceutical industry.
•The fact that directors' compensation at Sanofi has not been reviewed for several years. The fixed portion of €30,000 has not changed since 2016, and the amount of compensation per meeting (€5,500 for a director resident in France) since 2019.
Finally, the Compensation Committee considered the changing workload of directors, and the increasing complexity of the work of the Board and its committees:
•The need to reflect the increased workload of the Board and its committees, which has become apparent in recent years and is likely to remain high in future. To facilitate dynamic decision-making in a fast-moving business context (especially in terms of reviewing divestments and acquisitions, and monitoring progress on the R&D pipeline), Board practices have evolved towards more frequent meetings (more than 10 Board meetings a year since 2022). In addition, a steady rise in the number of committee meetings was seen in 2025, especially for the Scientific Committee (11 meetings in 2025, compared with 6 in 2024).
•The increasingly complex geopolitical situation, which has triggered major transformations in the pharmaceutical industry.
(3)AstraZeneca plc, Bayer AG, GlaxoSmithKline plc, Novo Nordisk A/S.
(4)Average total overall allocation of €3,585,827, and average compensation per director of €302,300.

116	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
Based on the findings above, the Board of Directors - on a recommendation from the Compensation Committee - has decided to change the allocation mechanism for directors' compensation with effect from 2026 by (i) increasing the fixed portion from
€30,000 to €37,500 for all directors and (ii) raising the amount of compensation per meeting by €1,000 per Board meeting, by
€500 per committee meeting, and by €1,000 per meeting for committee chairs.
To allow for that change in the allocation mechanism, the Board of Directors will ask the Annual General Meeting of April 29, 2026 to approve an increase in the maximum annual amount of overall compensation allocated to the directors with effect from the
2026 financial year, from the current €2,500,000 to €3,200,000. That would take the maximum annual overall amount to the highest ranking in the CAC 40, and raise both the maximum annual amount and the average compensation per director (which would be €213,000) to a level comparable with the averages computed for global pharmaceutical companies headquartered in
Europe (EU and UK, but excluding Switzerland which has specific characteristics)(3), while nonetheless remaining below the average level of directors' compensation for the twelve leading global pharmaceutical companies(4).
The new allocation mechanism would still be in compliance with the AFEP-MEDEF Code, which requires directors' compensation to be allocated predominantly on a variable basis.
The table below shows how the variable amount payable to directors for attendance at Board and committee meetings will be determined with effect from 2026, subject to approval of the compensation policy by the next Annual General Meeting of Sanofi shareholders:

	Compensation per meeting
	Directors resident in France	Directors resident outside France but within Europe	Directors resident outside Europe	Chair
Board of Directors	€6,500	€9,250	€12,000	N/A
Audit Committee	€8,750	€11,500	€14,250	€14,750
Compensation Committee	€6,000	€8,750	€11,500	€12,000
Appointments, Governance and CSR Committee	€6,000	€8,750	€11,500	€12,000
Strategy Committee	€6,000	€8,750	€11,500	N/A
Scientific Committee	€6,000	€8,750	€11,500	€12,000
The distinction between directors resident within or outside Europe is intended to reflect the significantly longer travel time required to attend Board meetings in person.
Directors who take part via videoconference receive compensation equivalent to that paid to a director resident in France attending in person, except for committee chairs who continue to receive the usual compensation in respect of the committee they chair.
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
Since 2025, attendance at a meeting that does not last for more than 60 minutes does not automatically give entitlement to compensation; Board members must have accumulated at least two and a half hours of attendance at meetings before they receive compensation.
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
The annual fixed compensation awarded to the Chairman of the Board of Directors is €880,000 gross. That amount was set at the Board meeting of February 22, 2023, and has not changed since May 25, 2023 (the date on which the current Chairman took office).
(5)Studies carried out on the basis of figures disclosed by the companies, supplemented by analyses conducted by Pay Governance and Boracay.
Sanofi's ranking within the panel is based on an ex ante analysis of target compensation and ex ante theoretical maximum compensation, incorporating
(i) base salary applicable for the 2025 financial year as approved by a shareholder meeting, or (failing that) the most recently published base salary;
(ii) annual bonus (target and maximum); and (iii) long-term incentive plan awards (target and maximum theoretical levels), as specified in compensation policies.
For 2025 long-term incentive plans, in cases where no IFRS fair value has been disclosed to date for 2025 plan awards, the valuation used relies on an ex ante assumption based on the target level of awards specified by the 2025 ex ante compensation policy or (failing that) using a benchmark methodology based on the valuation of the plan awarded in respect of the previous financial year.
The analysis relative to the CAC 40 panel relies on a valuation of long-term incentive plan awards expressed in IFRS fair value terms at the date of grant, in accordance with market practices applicable to French companies.
The analysis relative to the global panel relies on a valuation of long-term incentive plan awards expressed at (i) face value in the case of awards of performance shares and Restricted Stock Units (target number of shares, multiplied by the closing quoted share price on the date of grant) and (ii) fair value for accounting purposes in the case of stock options, as disclosed by the companies in accordance with US market practices.

SANOFI FORM 20-F 2025	117

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
Compensation policy for Paul Hudson
General principles
Paul Hudson, our Chief Executive until end-of-day February 17, 2026, did not have a fixed term of office and could be removed from office on legitimate grounds at any time by the Board of Directors.
The compensation policy for the Chief Executive Officer is established by the Board of Directors, acting on the recommendation of the Compensation Committee. The compensation structure is not subject to annual review and is applicable for as long as it remains unchanged. The arrangements for implementing the policy may vary from year to year; a table showing the changes made to those arrangements in 2026 and 2025 is provided at the end of the present section. The components of the Chief
Executive Officer's compensation as determined by the Board of Directors for 2026 are described below, in the section entitled
"—Compensation and benefits of all kinds awardable to corporate officers in respect of 2026" below. That section forms an integral part of the compensation policy of the Chief Executive Officer for 2026 that will be submitted for approval by the Annual
General Meeting.
The Chief Executive Officer's overall compensation is determined with reference to (i) experience and key stakeholder expectations and (ii) practices adopted by (a) a panel of CAC 40 companies and (b) a panel of pharmaceutical companies with which Sanofi is in competition. Because Sanofi operates in a particularly competitive international environment and has broad geographical reach (with over three-quarters of its net sales generated in the US and non-European countries), a panel is used comprising the Chief Executive Officer compensation of 12 leading global pharmaceutical companies with comparable levels of net sales to Sanofi, but with no limitation as to geography. That panel has remained unchanged since 2020.
This consistency with market practice is fundamental in order to attract and retain the talents necessary to our success, but does not imply that Sanofi should adopt in every respect practices that are in some cases widely divergent, especially as regards the level of long term compensation.
Market practice based on a panel of 14 CAC 40 companies
Local practices are reviewed by reference to a panel of 14 CAC 40 companies with a comparable profile to Sanofi in terms of market capitalization, net sales, market presence, return on capital employed, etc; the panel was selected with assistance from an external consultant(5). This study showed that Sanofi ranks seventh among the panel in terms of market capitalization, and ninth in terms of net sales.

Air Liquide	Airbus	AXA	Danone	Dassault Systèmes
EssilorLuxottica	Kering	L'Oréal	LVMH	Saint-Gobain
Schneider Electric	Stellantis	TotalEnergies	Vinci
Based on an ex ante analysis of this panel for the 2025 financial year, the fixed compensation of our Chief Executive Officer ranks equal fourth within the panel, and his ex ante target short-term compensation (fixed plus target variable) ranks fifth. His target ex ante equity-based compensation ranks fourth within the panel, largely because our Compensation Committee takes some account of practices adopted by our pharmaceutical industry competitors (see below). His ex ante target overall compensation
(fixed, variable and equity-based) also ranks fourth within the panel. Finally, his ex ante theoretical maximum overall compensation, due under the compensation policy in the event of outperformance of the maximum attainment levels, ranks fifth within the panel.
(6)Some companies do not disclose target equity-based compensation.
(7)Actual total compensation represents the sum total of (i) fixed compensation actually paid, (ii) variable compensation paid, (iii) gains arising from exercise of stock options, and (iv) the value of shares acquired at the end of the vesting period. The analysis covers the years 2022, 2023 and 2024. For US companies, the value of acquired shares is derived from Stock Vested disclosures in annual report filings; for non-US companies, it is derived from actual compensation or final allocation disclosures. Roche Holding AG was excluded from the analysis because it does not disclose this information.

118	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
Market practice based on a panel of 12 global pharmaceutical companies

Amgen Inc.	AstraZeneca plc	Bayer AG	Bristol-Myers-Squibb Inc.	Eli Lilly and Company Inc.
GlaxoSmithKline plc	Johnson & Johnson Inc.	Merck & Co. Inc.	Novartis AG	Novo Nordisk A/S
Pfizer Inc.	Roche Holding AG
This study showed that Sanofi ranks tenth among the panel in terms of market capitalization, and eighth in terms of net sales.
Based on an ex ante analysis of this panel, for 2025 the fixed compensation of our Chief Executive Officer ranks eighth within the panel, as does his target short-term compensation (fixed+variable). His theoretical maximum equity-based compensation ranks eleventh(6). His ex ante theoretical maximum overall compensation (fixed, variable and equity-based) ranks twelfth within the panel, and his ex ante theoretical target overall compensation ranks eleventh.
In addition, an analysis of actual total compensation for the 2022-2024 period places our Chief Executive Officer at the second lowest ranking within the panel, and hence in the lowest quartile of the sample(7).
Approval of the compensation policy of the Chief Executive Officer for 2025 by the Annual General Meeting of
April 30, 2025
Following a review of the structure of the Chief Executive Officer's compensation package, the Board meeting of
February 12, 2025, acting on a recommendation from the Compensation Committee, decided to (i) raise the Chief Executive
Officer's annual fixed compensation to €1,600,000, and (ii) increase the quantum of his allocation of equity-based compensation for 2025 subject to the ceiling set by the compensation policy. In addition, to reinforce (i) alignment between the respective interests of Sanofi, the Chief Executive Officer and our shareholders and (ii) the stringent nature of the performance conditions, the weighting of the Total Shareholder Return (TSR) criterion for the Chief Executive Officer's performance share plan was raised from 20% to 30% with effect from 2025. The other components of the Chief Executive Officer's compensation were unchanged.
The fifteenth resolution (referring to approval by the April 30, 2025 Annual General Meeting of the compensation policy for the
Chief Executive Officer) was approved with 75.36% of the votes cast.
The Compensation Committee meeting of October 21, 2025 reviewed the results of the votes cast, along with comments made both before and after the Annual General Meeting, including discussions between the Chairman of the Board and a shareholder panel representing approximately 30% of Sanofi's share capital. This enabled the Chairman of the Board to gauge not only the sensitivity but also the divergent opinions among the shareholder base around the issue of increases in executive compensation.
The main reservations expressed were:
•the theoretical overall quantum of post-increase compensation: some investors adopt an approach narrowly aligned on the specific context around executive pay in France, while others took the view that the quantum of compensation is an incentive that drives success, especially given the specific nature of the pharma industry and the profile of Sanofi's principal competitors;
•the timing of the increase on the part of our Board of Directors, three years after the previous increase: some investors favor more regular reviews of fixed compensation, while others make the case for a longer interval between reviews;
•the Compensation Committee's decision to benchmark using target compensation: some investors saw this as a robust approach given the equity-based compensation structure adopted by Sanofi (which does not allow for over-allocation at the end of the vesting period), while others objected to this methodology and the associated level of transparency;
•the structure of equity-based compensation plans that allow for offset between criteria; and
•lack of transparency around performance objectives for confidentiality reasons, especially concerning (i) the thresholds set for attaining of the objectives for annual variable compensation and equity-based compensation and (ii) the CSR objectives, which are not sufficiently detailed.
Those concerns highlight the difficulties our Board of Directors faces in reconciling the expectations of all our investors, who are constrained by strict - and sometimes contradictory - voting policies.
After taking into account the views expressed by shareholders, the Board meeting of October 23, 2025, on a recommendation from the Compensation Committee, decided in the interests of transparency to implement the following improvements:
•the narrative in the report on compensation regarding the use of benchmarks has been reviewed, and information is provided to a greater degree of granularity, thereby expectations of shareholders and proxy advisers by making it clearer and easier to understand;
•the transparency of our performance objectives (especially our CSR objectives) has been enhanced, again in line with the expectations of shareholders and proxy advisers; and
•in terms of the structure of equity-based compensation plans, the Board takes the view that the current compensation arrangements can be retained given that (unlike for most of the companies in the pharma sector peer panel) the number of shares delivered at the end of the vesting period cannot exceed the number of shares awarded (100% cap), thereby striking a balance between the need to compensate our Chief Executive Officer commensurately with his actual performance on the one hand, and avoiding excess vesting levels decoupled from the interests of shareholders.

SANOFI FORM 20-F 2025	119

PART I
ITEM 6. Directors, Senior Management and Employees
The Chairman of the Board of Directors and senior members of our team have in recent years engaged in constant, constructive dialogue with shareholders; this approach will be maintained, to ensure we listen to shareholders' views on compensation policy.
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
Annual fixed compensation
The annual fixed compensation of the Chief Executive Officer has been set at €1,600,000 gross with effect from 2025.
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
Annual variable compensation
Annual variable compensation is in a range between 0% and 250% of fixed compensation, with a target of 150%. It is subject to a range of varied and exacting performance criteria, both quantitative and qualitative. The criteria are reviewed annually in light of the strategic objectives determined by Sanofi. The Board of Directors sets the criteria for each year at the start of that year, acting on a recommendation from the Compensation Committee.
For 2026, the criteria determined at the Board meeting of February 11, 2026  are:
•60% based on financial indicators published by Sanofi: sales growth, free cash flow (FCF) and business earnings per share
(business EPS), each accounting for 20%; and
•40% based on specific individual objectives: Portfolio & Assets (7.5%); Digital Transformation and Artificial Intelligence (7.5%);
R&D Pipeline (15%); and Corporate Social Responsibility (10%). The individual objectives set for variable remuneration for 2026 are described in “— Compensation and benefits of all kinds awardable to corporate officers in respect of 2026” below.
Although for each of those financial criteria the Board of Directors (acting on a proposal from the Compensation Committee) has set specific objectives, those objectives cannot be disclosed for confidentiality reasons. Nevertheless, to align on shareholder expectations Sanofi provides ex-post disclosures for each financial criterion, showing key thresholds within the range of outcomes that enable attainment levels for the past financial year to be calculated (see “— Compensation and benefits of all kinds paid during 2025 or awarded in respect of 2025 to Paul Hudson” below).
The percentage of variable compensation linked to the attainment of quantitative criteria may be scaled down regardless of actual performance, in order to give greater weight to the attainment of qualitative criteria. This flexibility can only operate to reduce the amount of variable compensation, and cannot compensate for underperformance on quantitative criteria.
Payment of annual variable compensation in a given year in respect of the previous year is contingent on a favorable shareholder vote at the Annual General Meeting.

120	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
Equity-based compensation
The Chief Executive Officer’s equity-based compensation can only be awarded in the form of performance shares, and his allocation is determined in terms of the number of shares rather than by value. It cannot be reviewed annually, and may represent up to 250% of his target short-term compensation (fixed plus variable).
The Chief Executive Officer’s equity-based compensation is contingent upon attainment of exacting performance conditions, all of them quantitative, measured over a three-year-period. Such awards are contingent both upon internal criteria (financial and extra-financial) and external criteria.
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
Given the decision by our Board of Directors to relieve Paul Hudson of his duties as Chief Executive Officer effective end-of day on February 17, 2026, it has been decided that he would not been awarded any performance shares in respect of 2026.
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
Given the decision by our Board of Directors to relieve Paul Hudson of his duties as Chief Executive Officer effective end-of-day on February 17, 2026, he will receive a termination benefit and a non-compete indemnity. The financial terms of Paul Hudson's termination arrangements will be communicated in a Report on Form 6K and published on Sanofi's corporate website, that will also include the compensation policies for Olivier Charmeil (appointed as Interim Chief Executive Officer as of February 18, 2026)
and Belén Garijo (who will assume office as Chief Executive Officer after the Annual General Meeting of April 29, 2026.

SANOFI FORM 20-F 2025	121

PART I
ITEM 6. Directors, Senior Management and Employees
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
prior to that date subject to fulfillment of the performance condition.
The amount of the termination benefit is reduced by any amount received as consideration for the non-compete undertaking, such that the aggregate amount of those two benefits may never exceed two years of total fixed and variable compensation.

122	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
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

SANOFI FORM 20-F 2025	123

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
Summary of changes made to the compensation policy for Paul Hudson
The table below summarizes adjustments made to the compensation policy for the Chief Executive Officer and to the content of the information published in the compensation report, some of which have been discussed in depth with our shareholders.

2026	2025

•Annual variable compensation:
–Narrative explanations of the use of benchmarks reviewed, and information provided to a higher degree of granularity.
–Transparency of performance objectives, especially CSR objectives, enhanced

•Annual fixed compensation:
–Annual fixed compensation is increased from €1,400,000 to
€1,600,000 gross starting from 2025.
•Equity-based compensation:
–Given the increase in the number of performance shares awarded to the Chief Executive Officer in respect of 2025, increase in the weighting of the TSR criterion from 20% to 30%. To enable the TSR weighting to increase to 30%, the  Business EPS weighting was reduced from 35% to 30%, and the Free Cash Flow weighting from
25% to 20%; the R&D and CSR criteria remained unchanged.
Furthermore, in order to align with market practices, the Board of
Directors decided to review the mechanism so as to reward Sanofi's relative positioning vis-à-vis the peer panel.
•Transparency on performance criteria applicable to annual variable compensation:
–Greater transparency on the financial performance criteria applicable to annual variable compensation: information about the thresholds
(floor, target and maximum attainment level) used by the Board of
Directors to determine the overall attainment level and payout is now published for each criterion.

Arrangements in favor of executive officers in office as of December 31, 2025 (table No. 11 of the AFEP-MEDEF Code)

Executive officer	Contract of employment	Top-up pension plan	Indemnities or benefits payable or potentially payable on cessation of office	Indemnities payable under non-compete clause
Chairman of the Board	No	No	No	No
Chief Executive Officer	No	Yes	Yes	Yes
Compensation and benefits of all kinds awardable to corporate officers in respect of 2026
The section below describes the components of the compensation and benefits of all kinds awardable to corporate officers in respect of the 2026 financial year, pursuant to the compensation policies described in “— Compensation policy for corporate officers” above.
Compensation and benefits of all kinds awardable to directors in respect of 2026
The amounts to be awarded to directors in respect of 2026 will be determined in accordance with the principles described above in “— Compensation policy for corporate officers — Compensation policy for directors.”
Compensation and benefits of all kinds awardable in respect of 2026 to the Chairman of the Board of Directors
The components of compensation awardable to the Chairman of the Board of Directors are described above in
“— Compensation policy for corporate officers — Compensation policy for the Chairman of the Board of Directors.”
Acting on a recommendation from the Compensation Committee, the Board of Directors meeting of February 11, 2026 decided to maintain the amount of compensation payable to the Chairman of the Board of Directors at €880,000 gross.
The Chairman of the Board of Directors does not receive any variable compensation, stock options or performance shares, in accordance with AMF recommendations. Nor does he receive any compensation (i) for serving as a director or (ii) from any company included in Sanofi’s scope of consolidation within the meaning of Article L. 233-16 of the French Commercial Code.
Benefits in kind for 2026 comprise a company car with a driver.

124	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
Compensation and benefits of all kinds awardable in respect of 2026 to Paul Hudson
Fixed and variable annual compensation
Acting on a recommendation from the Compensation Committee, the Board of Directors meeting of February 11, 2026 determined the components of Paul Hudson’s compensation for the 2026 financial year.
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
The objectives are based 60% on financial indicators – sales growth, FCF and business EPS – each accounting for 20%.
Floors have been set for each financial criterion, below which no variable compensation is payable for that criterion.

Objectives based on financial indicators – unchanged for 2026
2026		2025
Sales growth	20%	Sales growth	20%
FCF	20%	FCF	20%
Business EPS	20%	Business EPS	20%
TOTAL	60%		60%
The structure of individual objectives, which is a mix of quantitative and qualitative objectives, was streamlined with effect from
2025.
Individual objectives for 2026 and 2025 are shown below:

2026 individual objectives		2025 individual objectives *
Portfolio and Assets (Asset Portfolio and Business Development/M&A)	7.5%	Business transformation (Reallocation of Pipeline Resources, Centralization, Hub Strategy, Smart Spending, Asset Portfolio, Digital Transformation)	15%
Digital Transformation and Artificial Intelligence (Delivery of AI agenda in R&D and commercial operations, development of a data strategy)	7.5%
Development pipeline (Key regulatory and development milestones for high value creation assets, global portfolio KPIs focused on execution, value creation and innovation)	15%	Development pipeline M1 (Lead selection), M2 (Candidate selection), First in Human, Pivotal Studies, Submissions, Approvals	15%
CSR (People , Environment, Governance (functioning of Executive Committee and interactions with the Board of Directors)	10%	CSR People & Culture, Environment, Governance (reinforcement of the strategic dialogue with the Board of Directors and functioning of the new Executive Committee)	10%
(*)For details of individual objectives for 2025 refer to "— Compensation and benefits of all kinds paid during 2025 or awarded in respect of 2025 to Paul
Hudson" below.
Equity-based compensation
Given the decision by our Board of Directors to relieve Paul Hudson of his duties as Chief Executive Officer effective end-of-day on February 17, 2026, it has been decided that he would not be awarded any performance shares in respect of 2026.
Compensation and benefits of all kinds paid during 2025 or awarded in respect of 2025 to corporate officers
The section below constitutes the report on compensation of corporate officers required by Articles L. 225-37 and L. 22-10-8 of the French Commercial Code. The arrangements described therein will be submitted for approval by our shareholders at the
Annual General Meeting called to approve the financial statements for the year ended December 31, 2025 pursuant to
Article L. 22-10-34 of the French Commercial Code.
Compensation elements and benefits of all kinds paid during 2025 or awarded in respect of 2025 to directors
The compensation policy for directors (as described above in the section entitled “— Compensation policy for directors”) defines the fixed amount of compensation, and the principles for allocating the variable portion between directors, up to the limit of the overall amount approved by the Annual General Meeting.
Directors’ compensation includes an annual fixed payment, apportioned on a time basis for directors who assumed or left office during the year; and a variable amount, allocated by the Board according to actual attendance at Board and Committee meetings. As required by the AFEP-MEDEF Code, directors’ compensation is allocated predominantly on a variable basis.
For 2025, directors’ compensation was determined in accordance with the compensation policy for directors as described above in the section entitled “— Compensation policy for directors.”

SANOFI FORM 20-F 2025	125

PART I
ITEM 6. Directors, Senior Management and Employees
Compensation allocated to directors for serving as directors (table No. 3 of the AFEP-MEDEF Code)
The table below shows amounts paid in respect of 2025 and 2024 to each member of our Board of Directors, including those whose term of office ended during those years.
Directors’ compensation for 2024, the amount of which was approved at the Board meeting of February 12, 2025, was partially paid in July 2024, with an additional payment made in 2025.
Directors’ compensation for 2025, the amount of which was approved at the Board meeting of February 11, 2026, was partially paid in July 2025, with an additional payment to be made in 2026.

(€)	Compensation in respect of 2025				Compensation in respect of 2024
Name	Fixed portion	Variable portion	Total amount (variable + fixed portion)	Total gross compensation apportioned on a pro rata basis(*)	Fixed portion	Variable portion	Total gross compensation
Frédéric Oudéa	—	—	—	—	—	—	—
Christophe Babule	30,000	126,500	156,500	150,019	30,000	132,000	162,000
Clotilde Delbos	30,000	167,750	197,750	189,561	20,000	104,500	124,500
Humberto de Sousa(a)(b)(c)(d)	20,000	38,500	58,500	56,078	N/A	N/A	N/A
Rachel Duan(e)	30,000	121,000	151,000	144,747	30,000	115,500	145,500
Carole Ferrand	30,000	178,750	208,750	200,106	30,000	167,750	197,750
Lise Kingo(f)	30,000	132,000	162,000	155,292	30,000	137,500	167,500
Jean-Paul Kress	30,000	187,000	217,000	208,014	N/A	N/A	N/A
Patrick Kron	30,000	203,500	233,500	223,831	30,000	165,000	195,000
Wolfgang Laux(c)	30,000	99,000	129,000	123,658	30,000	99,000	129,000
Barbara Lavernos	30,000	132,000	162,000	155,292	30,000	126,500	156,500
Fabienne Lecorvaisier(g)	10,000	63,250	73,250	73,250	30,000	140,250	170,250
Anne-Françoise Nesmes(e)	30,000	154,000	184,000	176,381	20,000	104,500	124,500
John Sundy(e)	30,000	170,500	200,500	192,197	20,000	93,500	113,500
Emile Voest(f)	30,000	156,750	186,750	179,017	30,000	129,250	159,250
Antoine Yver	30,000	198,000	228,000	218,559	30,000	154,000	184,000
Yann Tran(c)(d)(g)	10,000	44,000	54,000	54,000	30,000	82,500	112,500
Gilles Schnepp(h)	N/A	N/A	N/A	N/A	30,000	165,000	195,000
Diane Souza(i)	N/A	N/A	N/A	N/A	10,000	68,750	78,750
Thomas Südhof(i)	N/A	N/A	N/A	N/A	10,000	55,000	65,000
Total	430,000	2,172,500	2,602,500	2,500,000	440,000	2,040,500	2,480,500
(*)Due to the high number of Board and committee meetings, the theoretical amount of compensation payable to directors exceeded the maximum amount set by the Annual General Meeting of our shareholders. Consequently, the amount payable to each director was scaled down on a pro rata basis, as explained above.
The amounts reported are gross amounts before taxes.
(a)  Humberto de Sousa joined the Board on April 30, 2025.
(b)  Director appointed by the CFDT, the leading trade union organization within Sanofi in France.
(c)Director representing employees.
(d)Compensation due to Yann Tran and Humberto de Sousa is paid directly to Fédération Chimie Énergie CFDT.
(e)Director resident outside Europe.
(f)Director resident outside France but within Europe.
(g)  Fabienne Lecorvaisier and Yann Tran left the Board on April 30, 2025.
(h) Gilles Schnepp left the Board on December 31, 2024.
(i)Diane Souza and Thomas Südhof left the Board on April 30, 2024.
Each of the two directors representing employees has a contract of employment with a Sanofi subsidiary, under which they receive compensation unrelated to their office as director. Consequently, that remuneration is not disclosed.
Variable compensation allocated to directors in respect of 2025 represented 83.48% of their total compensation.

126	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
Compensation and benefits of all kinds paid during 2025 or awarded in respect of 2025 to Frédéric Oudéa, Chairman of the Board of Directors
Frédéric Oudéa was appointed Chairman of the Board of Directors on May 25, 2023. He does not have a contract of employment with Sanofi.
As Chairman of the Board, Frédéric Oudéa is a member of the Appointments, Governance and CSR Committee and the Scientific
Committee, and Chair of the Strategy Committee.
The remit of the Chairman of the Board is specified in the Board Charter, which is reproduced in its entirety in Exhibit 1.2. to this annual report.
During 2025, the activities of Frédéric Oudéa as Chairman of the Board of Directors included:
•chairing meetings of the Board of Directors (twelve meetings, not including the two Strategy Seminars), attending meetings of
Committees of which he is a member (seven meetings of the Appointments, Governance and CSR Committee, three meetings of the Strategy Committee, eleven meetings of the Scientific Committee, and three joint meetings of those two committees), and attending Compensation Committee meetings and the R&D pipeline review week;
•organizing and chairing the strategy seminars held in April and October 2025;
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
•holding meetings with certain shareholders; and
•answering letters from investors and shareholders.
Those tasks were carried out in coordination with the Chief Executive Officer.
Compensation paid in respect of the 2025 financial year
Acting on a recommendation from the Compensation Committee, the Board meeting of February 11, 2026 noted the components of Frédéric Oudéa's compensation for the 2025 financial year. For that year, Frédéric Oudéa's fixed compensation was unchanged from the 2024 financial year at €880,000 gross.
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
Frédéric Oudéa is not covered by the Sanofi defined-contribution pension plan.
Compensation, options and shares awarded to Frédéric Oudéa
(table No. 1 of the AFEP-MEDEF Code)

(€)	2025	2024
Compensation awarded for the year (details provided in the following table)	884,836	884,836
Valuation of stock options awarded during the year	N/A	N/A
Valuation of performance shares awarded during the year	N/A	N/A
Valuation of other long-term compensation plans	N/A	N/A
Total	884,836	884,836

SANOFI FORM 20-F 2025	127

PART I
ITEM 6. Directors, Senior Management and Employees
Compensation awarded to Frédéric Oudéa
(table No. 2 of the AFEP-MEDEF Code)

	2025		2024
(€)	Amounts due	Amounts paid	Amounts due	Amounts paid
Fixed compensation(a)	880,000	880,000	880,000	880,000
Annual variable compensation	N/A	N/A	N/A	N/A
Exceptional compensation	N/A	N/A	N/A	N/A
Compensation for serving as a director	N/A	N/A	N/A	N/A
Benefits in kind	4,836	4,836	4,836	4,836
Total	884,836	884,836	884,836	884,836
The amounts reported are gross amounts before taxes.
(a)Fixed compensation due in respect of a given year is paid during that year.
Compensation and benefits of all kinds paid during 2025 or awarded in respect of 2025 to Paul Hudson
Paul Hudson will serve as Chief Executive Officer until end-of-day on February 17, 2026.
Paul Hudson does not have a contract of employment with Sanofi, and receives no compensation from any company included in
Sanofi’s scope of consolidation within the meaning of Article L. 233-16 of the French Commercial Code.
Compensation awarded to Paul Hudson
(table No. 1 of the AFEP-MEDEF Code)

(€)	2025	2024
Compensation awarded for the year (details provided in the following table)	4,229,497	3,979,697
Valuation of performance shares awarded during the year(a)	6,759,000	5,971,350
Total	10,988,497	9,951,047
(a)Weighting between (i) fair value determined using the Monte Carlo model and (ii) market price of Sanofi shares at the date of grant, adjusted for dividends expected during the vesting period.
The parameters used to calculate the valuations are market parameters available in the financial press.
Fixed and variable compensation awarded to Paul Hudson
(table No. 2 of the AFEP-MEDEF Code)

	2025		2024
(€)	Amounts due	Amounts paid	Amounts due	Amounts paid
Fixed compensation(a)	1,600,000	1,600,000	1,400,000	1,400,000
Annual variable compensation(b)	2,616,000	2,566,200	2,566,200	2,379,300
Cash bonus (sign-on bonus)	N/A	N/A	N/A	N/A
Exceptional compensation	N/A	N/A	N/A	N/A
Compensation for serving as a director	N/A	N/A	N/A	N/A
Benefits in kind	13,497	13,497	13,497	13,497
Total	4,229,497	4,179,697	3,979,697	3,792,797
The amounts reported are gross amounts before taxes.
(a)Fixed compensation due in respect of a given year is paid during that year.
(b)Variable compensation in respect of a given year is determined at the start of the following year and paid after the Annual General Meeting in that year, subject to shareholder approval.

128	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
Fixed and variable compensation
Acting on a recommendation from the Compensation Committee, the Board meeting of February 11, 2026 determined the components of Paul Hudson’s compensation for the 2025 financial year.
In accordance with the compensation policy for the Chief Executive Officer as approved by the Annual General Meeting of
Sanofi's shareholders on April 30, 2025, his annual compensation for 2025 comprises (i) annual fixed gross compensation of
€1,600,000; and (ii) annual variable compensation in a range from 0% to 250% of his annual fixed compensation, with a target of
150%, and subject to both quantitative and qualitative criteria.
The objectives applicable to annual variable compensation in respect of 2025 were:
•60% based on financial indicators: sales growth, FCF and Business EPS, each accounting for 20%; and
•40% based on specific individual objectives. For 2025, the individual objectives set by the Board were:
–business transformation (15%) – quantitative and qualitative objective;
–development pipeline (15%) – quantitative objective; and
–CSR (10%) – quantitative and qualitative objective.
In the interests of transparency, Sanofi discloses, for each financial criterion, information about the thresholds (floor, target and maximum attainment level) used by the Board of Directors to determine the overall attainment level and payout in respect of the past financial year.

Objective	Measured against	Payout
		Threshold (floor) Payout = 0%	Target (X, in %) Payout = 100%	Maximum payout = 166.67%
		Attainment level
Sales growth	Growth versus 2025 budget	X -4 percentage points	100%	X +4 percentage points
Business EPS	Attainment level versus 2025 budget	X -5 percentage points	100%	X +5 percentage points
FCF	Growth versus 2025 budget	X -15 percentage points	100%	X +50 percentage points
Likewise, at the start of each year, the Board of Directors establishes a precise matrix for determining each of the individual objectives. Sanofi discloses the content of the qualitative criteria, accompanied by narrative for each sub-criterion explaining the level of attainment reached. Those criteria are always assessed by reference to the performances of the leading global pharmaceutical companies.
Sanofi also publishes such information for the People & Culture and Environment sub-criteria:

Objective	Measured against	Payout
		Threshold (floor) Payout = 0%	Target (X, in %) Payout = 100%	Maximum payout = 150%
		Attainment level
Culture change: engagement score	Progress relative to 2024 score (scale from 0 to 10)	2024 score	2024 score + 0.1 percentage points	2024 score + 0.2 percentage points
Equal representation of men and women among candidates for succession to senior management posts	Equal representation	48% women	Equal representation	N/A
Reduction in CO2 emissions (Scopes 1 & 2) between Q3 2024 and Q3 2025	Reduction versus 2025 objective	X + 2 percentage points	100%	X - 5 percentage points
Reduction in CO2 emissions (Scope 3) between Q3 2024 and Q3 2025	Reduction versus 2025 objective	X + 0.9 percentage points	100%	X - 2.7 percentage points

SANOFI FORM 20-F 2025	129

PART I
ITEM 6. Directors, Senior Management and Employees
Acting on a proposal from the Compensation Committee, the Board meeting of February 11, 2026 reviewed the attainment level of each criterion and sub-criterion. The Board’s conclusions are summarized in the table below.

Criterion	Type	Weight	Target/ Maximum (as % of fixed compensation)	2025 Attainment level	2024 reference	Comments	Payout (as % of fixed compensation)
Financial objectives
Sales growth(a)	Quantitative	20%	30%/5O%	136.11%	158.56%	Confidential target, Performance above budget	40.83%
Business earnings per share (Business EPS)(a)	Quantitative	20%	30%/50%	104.27%	112.54%	Confidential target, Performance above budget	31.28%
Free cash flow	Quantitative	20%	30%/50%	117.51%	116.92%	Confidential target, Performance above budget	35.25%
Individual objectives
Business Transformation	Quantitative / Qualitative	15.0%	22.5%/37.5%	101.83%	102.17%	Overall Business •The Smart spending program exceeded the target, driven by successful execution in particular: • Commercial operations transformation (Other Medicines) • Realignment of R&D footprint • Commercial operations transition.	22.92%
						Manufacturing and Supply •Successful implementation of the Manufacturing and Supply Operating Model with key performance outcomes improved across Safety, Quality, Supply and Cost.
Asset Portfolio
•Successful separation of Opella
•Acquisition of Blueprint, ViceBio, Vigil, DrenBio, and
Dynavax
•20 new equity investments completed
•China strategy: acquisition of Phase 3
cardiovascular medicines, and two partnership
investments in local funds executed

Digital
•In R&D:
–90% targets in the pipeline now being
credentialed using our data and AI systems
–100% small and large molecule drug design
efforts now supported by AI/ML methods,
doubling molecular throughput of research
teams
•In Manufacturing & Supply:
–66% achieved on the modernization index
trajectory for our digital roadmap
–Inventory optimization, with landing target
slightly missed
–Launch acceleration: 96% measuring Process
Performance Qualification (PPQ) RFT (right-
first time) vs 95% target.

Development Pipeline	Quantitative	15%	22.5%/37.5%	90.00%	118.50%
R&D achieved below execution focused KPI with:
•22 submissions and 20 regulatory approvals in
different indications across major regions
•9 priority reviews and 22 regulatory designations
received
•Increased productivity in clinical development:
12 Phase 3 and 15 Phase 2 studies initiated, 6 new
molecular (NMEs) or vaccines (NVEs) entities
entered the clinical development phase (First In
Human - FIH)
•Scientific research:  16 entries into M1, nine
development candidates into M2
•Reinforcement of the pipeline through business
development and acquisitions: 35 new BD
partnerships (25 pharma, 5 vaccines, and 5 out-
licensing) signed
							20.25%

130	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees

Criterion	Type	Weight	Target/ Maximum (as % of fixed compensation)	2025 Attainment level	2024 reference	Comments	Payout (as % of fixed compensation)
CSR / ESG	Quantitative / Qualitative	10%	15%/25%	86.63%	114.58%	People & Culture: •Continued progress on Sanofi culture shift with global engagement score increased vs 2024. •Women in succession plans for executive roles who are ready within 1-2 years represent 50.8% of the population, the objective being 50%.	13.00%
						Environmental •CO2 (Scope 1&2) reduction between Q3 2024 and Q3 2025 = 9%. •Objective on Scope 3 not achieved.
Governance
•Active Executive Committee participation in 2
strategic seminars, along with site visits (e.g. Vitry,
Morristown), have strengthened communication
channels and collaboration between Executive
Committee and the Board of Directors.

Total		100%	150%/250%	100%	122.20%		163.53%
(a)In 2025, it was agreed that for the purpose of calculating the attainment of quantitative criteria, the performance figures would be adjusted to eliminate impacts related to (i) the acquisition of Blueprint and (ii) share buybacks; those adjustments negatively affected Sales Growth and Business
EPS.
Acting on a recommendation from the Compensation Committee, the Board meeting of February 11, 2026 set Paul Hudson’s variable compensation for 2025 at €2,616,000 gross, equivalent to 163.53% of his fixed compensation.
Payment of Paul Hudson’s variable compensation in respect of the 2025 financial year is contingent on approval of his compensation package by the shareholders in an Ordinary General Meeting, on the terms stipulated in Article L. 22-10-34 II of the
French Commercial Code.
Equity-based compensation
Using the authorization granted by our shareholders via the twentieth resolution of the Annual General Meeting of April 30, 2024, the Board meeting held on April 30, 2025 decided, acting on the recommendation of the Compensation Committee, to award
Paul Hudson 90,000 performance shares in respect of 2025. The valuation of that award as of April 30, 2025, determined in accordance with IFRS and incorporating a market-related condition, was €6,759,000, equivalent to 4.22 times his fixed compensation.
The entire amount of the award is contingent upon the attainment of performance objectives based on (i) internal criteria based on business earnings per share (Business EPS), free cash flow (FCF), corporate social responsibility (CSR) and the R&D pipeline, and (ii) an external criterion based on improvement in total shareholder return (TSR) relative to that of a benchmark panel of
12 leading global pharmaceutical companies (plus Sanofi): Amgen Inc., AstraZeneca plc, Bayer AG, Bristol-Myers Squibb Inc., Eli
Lilly and Company Inc., GlaxoSmithKline plc, Johnson & Johnson Inc., Merck & Co. Inc., Novartis AG, Novo Nordisk A/S, Pfizer Inc.,
and Roche Holding AG.
To align equity-based compensation on our medium-term performance, a three-year period (2025-2027) is used to measure performance.
The above criteria were selected because they align medium-term equity-based compensation on the strategy adopted by
Sanofi.
The arrangements relating to these awards are as follows:
•The Business EPS criterion accounts for 30% of the award (Business EPS represents Sanofi's “business net income” divided by the number of Sanofi shares), and is determined as the average actual-to-budget ratio of Business EPS attained over the
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
(1)Amgen Inc., AstraZeneca plc, Bayer AG, Bristol-Myers-Squibb Inc., Eli Lilly and Company Inc., GlaxoSmithKline plc, Johnson & Johnson Inc., Merck & Co.
Inc., Novartis AG, Novo Nordisk A/S, Pfizer Inc., and Roche Holding AG. The Board of Directors may review the composition of the panel during the measurement period in exceptional circumstances (dissolution or merger of a panel company).
(2)Historical values are adjusted for spin-offs, stock splits/reverse stock splits, scrip dividends/bonus issues, rights issues, etc.

SANOFI FORM 20-F 2025	131

PART I
ITEM 6. Directors, Senior Management and Employees
•The FCF criterion accounts for 20% of the award. This criterion was selected because it is aligned with Sanofi’s current strategic objectives, and is transparent both within and outside the company.
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
•The TSR criterion accounts for 30% of the award. This performance criterion compares Sanofi's three-year TSR performance with the median TSR of comparable companies included in a peer panel of 12 pharmaceutical companies(1) over the same period. Sanofi's TSR corresponds to the performance of the Sanofi share price(2) uplifted by dividends per share during the measurement periods, without reinvestment.
TSR calculation
The TSR of each company is calculated using the following formula:
(Average 2027 share price – Average 2024 share price + Dividends per share 2025-2027) / Average 2024 share price
Where:
–"Average 2027 share price" is the average of the opening share prices from January 1, 2027 through December 31, 2027;
–"Average 2024 share price" is the average of the opening share prices from January 1, 2024 through December 31, 2024;
and
–"Dividends per share 2025-2027" is the sum total of dividends paid out on the shares of each company from January 1,
2025 through December 31, 2027, without reinvestment.
The median TSR is the performance of the company ranked 7th within the peer panel.
At the end of the period, the difference between the Sanofi TSR and the median TSR is measured in percentage points, and the Board of Directors will determine the TSR Allocation Rate as follows:

Difference in TSR performance ("D")	TSR Allocation Rate
If D is less than 0%	0%
If D is 0%	75%
If D is greater than 0% and less than +20%	75%+(Dx3.75)
If D is greater than or equal to +20%	150%
No TSR allocation may be made if Sanofi's TSR is lower than the median TSR.
•The CSR criterion accounts for 10% of the award. This performance condition equates to the attainment over a three-year period of annual objectives plus a "stretch" objective, linked to the following pillars of Sanofi’s CSR strategy:
1.Affordable Access: providing essential medicines to non-communicable disease patients through Sanofi Global Health; and
2.Planet Care: Carbon Emissions Reduction, scopes 1 & 2 (reduction in emissions vs 2019).
Attainment of each annual CSR objective will earn one performance point; a maximum of three points, plus one extra point linked to the "stretch" objective, can be earned for each CSR pillar. For each criterion, attainment of the objectives for 2027 will earn three points even if the annual objectives were not attained.

132	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
At the end of the period, the Board of Directors will determine the CSR Allocation Rate corresponding to the number of points earned, as shown below:

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
1.Clinical Trial Readouts (CTRs) - the number of clinical trial results based on forecast pipeline deliveries
At the end of the period, the CTR attainment level will be calculated on the basis of the number of CTRs achieved in the period as follows:

Number of Clinical Trial Readouts (CTRs)	CTR Attainment Level
CTR < 15	0%
CTR = 15	50%
CTR > 15, but < 30	(50+ [CTR – 15] x (10/3))%
CTR = 30	100%
CTR >30 but <35	(100+ [CTR– 30] x 4)%
CTR ≥ 35	120%
2.Regulatory Approvals (RAs) – the number of regulatory approvals obtained for new molecular entities (NMEs), new vaccine entities (NVEs) or line extensions in key markets, relative to forecast pipeline deliveries
At the end of the period, the “Regulatory Approval” (RA) attainment level will be calculated on the basis of the number of RAs obtained in the period as follows:

Number of regulatory approvals (RA) of NMEs, NVEs and line extensions in key markets	RA attainment level
RA < 15	0%
RA = 15	50%
RA > 15 but < 30	(50+ [RA – 15] x (10/3))%
RDA = 60	100%
RA >30 but < 35	(100+ [RA – 23 x 4)%
RA ≥ 35	120%
The R&D Allocation Rate will be determined as the weighted average of the CTR attainment level and the RA attainment level.
Other terms and conditions
Paul Hudson is under an obligation to retain, until he ceases to hold office, a number of Sanofi shares equivalent to 50% of the capital gain as calculated on the vesting date, net of associated taxes and contributions. At present, the number of shares that the Chief Executive Officer is obliged to retain under past compensation plans that have now vested is 33,440. As of January 28,
2026, those shares were valued at €2,634,738, representing around 165% of Paul Hudson's annual fixed compensation.
In compliance with the AFEP-MEDEF Code and our Board Charter, Paul Hudson has undertaken to refrain from entering into speculative or hedging transactions, and so far as Sanofi is aware no hedging instruments have been contracted.

SANOFI FORM 20-F 2025	133

PART I
ITEM 6. Directors, Senior Management and Employees
Historical allocation rates
In the interests of transparency, we disclose below attainment levels and allocation rates for the most recent performance-linked equity-based compensation plans awarded to our Chief Executive Officer.

	Attainment level				Allocation rate
	BNI	FCF	TSR	CSR
April 30, 2021 plans	2021-2023: 103.58%	2021-2023: 110.31%	2021-2023: 51.77%		2021-2023: 95.23% i.e. 71,423 performance shares
May 3, 2022 plans	2022-2024: 102.56%	2022-2024: 110.25%	2022-2024: 0%		2022-2024: 84.36% i.e. 69,597 performance shares
May 25, 2023 plans*	2023-2025: 101.03%	2023-2025: 1110.01%	2023-2025: 150%	2023-2025: 120%	2023-2025: 100% i.e. 82,500 performance shares
Performance shares awarded to Paul Hudson in 2025
(table No. 6 of the AFEP-MEDEF Code)

Source	Plan date	Valuation of performance shares (€)	Number of performance shares awarded during the period	Vesting date	Availability date(a)	Performance conditions
Sanofi	April 30, 2025	6,759,000	90,000	May 1, 2028	May 2, 2028	Yes
(a)Under the terms of our Board Charter, Paul Hudson is required to retain a quantity of shares corresponding to 50% of the capital gain arising on the vesting of the shares, net of the associated taxes and social contributions.
Each performance share awarded on April 30, 2025 was valued at €75.10, valuing the total benefit at €6,759,000.
The General Meeting of April 30, 2024 restricted the number of performance shares that can be awarded to executive officers to 5% of the overall limit (itself set at 1.5% of the share capital). The number of shares awarded to Paul Hudson in 2025 represents 0.43% of the total limit approved by that Meeting and 0.006% of our share capital at the date of grant.
Performance shares awarded to Paul Hudson which became available in 2025
(table No. 7 of the AFEP-MEDEF Code)
Paul Hudson was awarded 82,500 performance shares on May 3, 2022. The Board of Directors meeting of February 12, 2025 noted the level of attainment of the performance conditions applicable to this plan (84.36%), and 69,597 shares vested in Paul
Hudson on May 5, 2025.

Source	Plan date	Number of performance shares vesting during the period
Sanofi	May 3, 2022	69,597
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
The performance condition for the vesting of pension rights is linked to the attainment of the performance criteria for 2025 variable compensation. The Board of Directors, at its meeting of February 11, 2026, ascertained whether that performance condition had been met, noting that the global attainment level for the variable portion of Paul Hudson’s compensation for the
2025 financial year was 109%.
The annual gross contribution is paid as follows:
•50% as a gross insurance premium to the fund manager – the amount due to the fund manager with respect to 2025 is
€527,000; and
•50% to Paul Hudson, to indemnify him for the social security and tax charges for which he will become immediately liable. The amount due to Paul Hudson in respect of 2025 was set by the Board of Directors at its meeting of February 11, 2026 at €527,000.
Payment of those amounts is contingent on approval of the Chief Executive Officer’s compensation package by the shareholders in an Ordinary General Meeting, on the terms stipulated in Article L. 22-10-34 II of the French Commercial Code.
(1)In 2025, it was agreed that for the purpose of calculating the attainment of quantitative criteria, the performance figures would be adjusted to eliminate impacts related to (i) the acquisition of Blueprint and (ii) share buybacks; those adjustments negatively affected Sales Growth and Business EPS.

134	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
Social welfare and health insurance
Paul Hudson is subject to, benefits from and contributes to the same health cover, and death and disability plans, as are applicable to other employees of Sanofi based in France. He also benefits from an unemployment insurance scheme.
Benefits in kind
The benefits in kind received by Paul Hudson in 2025 were valued at €13,497, and correspond to a company car with a driver.
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
For 2025, the variable component consisted of three elements:
•attainment of quantitative objectives (accounting for 60%) measured at consolidated level: Sales growth 20%, Business EPS
20%, research and development outcomes 10%, and FCF 10%;
•attainment of (CSR) objectives measured at consolidated level (accounting for 10%); and
•attainment of individual quantitative and qualitative objectives (accounting for 30%).
The indicators(1) used are intended to measure Sanofi’s annual performance objectives; individual objectives; the attainment of human capital objectives (such as gender representation in senior executive roles and transformation of the corporate culture to align with Sanofi's strategy; and an objective relating to the reduction in Sanofi's carbon footprint.
In addition, Executive Committee members may be awarded performance shares.
For 2025, the total gross compensation paid and accrued in respect of members of the Executive Committee (excluding the
Chief Executive Officer) was €20 million, of which €9 million was fixed compensation.
A total of 283,311 performance shares were awarded in 2025 to members of the Executive Committee (excluding the award to the
Chief Executive Officer). No stock options were awarded to members of the Executive Committee or the Chief Executive Officer
in 2025.
In compliance with the AFEP-MEDEF Code, all awards are contingent upon five internal criteria: Business EPS, FCF, a CSR criterion, and a criterion linked to the R&D pipeline. An external criterion based on TSR is also applied. Those criteria were selected because they align equity-based compensation with the strategy adopted by Sanofi. The Board believes that the performance conditions applied are good indicators of shareholder value creation in terms of the quality of investment decisions and the commitment to deliver exacting financial results in a difficult economic environment.
The arrangements relating to these awards are as follows:
•The performance criterion based on Business EPS accounts for 35% of the award. Business EPS represents Sanofi's “business net income” divided by the number of Sanofi shares; this criterion corresponds to the average actual-to-budget ratio of
Business EPS attained over the entire period. Budgeted business net income is derived from the budget as approved by the
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
(2)Amgen Inc., AstraZeneca plc, Bayer AG, Bristol-Myers-Squibb Inc., Eli Lilly and Company Inc., GlaxoSmithKline plc, Johnson & Johnson Inc., Merck & Co.
Inc., Novartis AG, Novo Nordisk A/S, Pfizer Inc., and Roche Holding AG. The Board of Directors may review the composition of the panel during the measurement period in exceptional circumstances (dissolution or merger of a panel company).
(3)Historical values are adjusted for spin-offs, stock splits/reverse stock splits, scrip dividends/bonus issues, rights issues, etc.

SANOFI FORM 20-F 2025	135

PART I
ITEM 6. Directors, Senior Management and Employees
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
•This performance criterion compares Sanofi's three-year TSR performance with the median TSR of comparable companies included in a peer panel of 12 pharmaceutical companies(2) over the same period. Sanofi's TSR corresponds to the performance of the Sanofi share price(3) uplifted by dividends per share during the measurement periods, without reinvestment.
TSR calculation
The TSR of each company is calculated using the following formula:
(Average 2027 share price – Average 2024 share price + Dividends per share 2025-2027) / Average 2024 share price
Where:
–"Average 2027 share price" is the average of the opening share prices from January 1, 2027 through December 31, 2027;
–"Average 2024 share price" is the average of the opening share prices from January 1, 2024 through December 31, 2024;
and
–"Dividends per share 2025-2027" is the sum total of dividends paid out on the shares of each company from January 1,
2025 through December 31, 2027, without reinvestment.
•The criterion based on CSR accounts for 10% of the award, and is linked to attainment of (i) annual objectives over a three-year period and (ii) a "stretch" objective, linked to the following pillars:
1.Affordable Access: providing essential medicines to non-communicable disease patients through Sanofi Global Health; and
2.Planet Care: Carbon Emissions Reduction, scopes 1 & 2 (reduction in emissions vs 2019).
Attainment of each annual CSR objective will generate one performance point; a maximum of three points (plus one bonus point for the "stretch" objective) may be obtained for each pillar. For each criterion, attainment of the 2026 objectives will generate three points, even if the annual objectives are not attained.
•The R&D pipeline criterion, accounting for 10% of the award, corresponds to the attainment levels of two equally-weighted performance indicators measured over a three-year period:
1.CTRs - the number of clinical trial results based on forecast pipeline deliveries;
2.Regulatory Approvals – the number of regulatory approvals obtained for NMEs, NVEs or line extensions in key markets, relative to forecast pipeline deliveries.
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
•If any of the following events occur, full rights to the award are retained: (i) retirement on or after reaching the statutory retirement age, or after the age of 60 under any circumstances;; (ii) disability classified in the second or third categories as stipulated in Article L. 314-4 of the French Social Security Code; or (iii) death of the beneficiary.

136	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
Pension arrangements
The total amount accrued as of December 31, 2025 in respect of corporate pension plans for persons who have held an executive position during 2025 was €10 million. That amount includes an expense of €1 million recognized in profit or loss during 2025.
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
Explanations of calculation methods and of year-on-year changes in the executive pay ratio:
•the scope includes Sanofi SA (the parent company) and all of its direct and indirect subsidiaries located in France, and hence covers more than 80% of total payroll of permanent employees in France. Opella group employees are no longer included within the scope from 2025. No separate ratios are published for Sanofi SA (the parent company), as the low headcount at
Sanofi SA means that such ratios would not be representative of our total headcount in France;
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
(ii) include the effects of IFRS 16;
•regular benchmarking reviews are conducted to ensure that the level of compensation awarded to our employees and CEO is competitive and consistent with pharmaceutical industry levels.

SANOFI FORM 20-F 2025	137

PART I
ITEM 6. Directors, Senior Management and Employees
Comparison of compensation of Sanofi executive officers with employee compensation* (parent company and all direct and indirect subsidiaries located in France), and year-on-year change in compensation of corporate officers and employees with reference to the company’s performance

Chief Executive Officer	2021 vs 2020	2022 vs 2021	2023 vs 2022	2024 vs 2023	2025 vs 2024
Change in compensation (%)	-1.0%	20.5%	-1.5%	1.7%	11.4%
Ratio versus average employee compensation	111.44	124.55	124.49	124.42	123.25
Year-on-year change in ratio (%)	0.7%	11.8%	-0.1%	-0.1%	-0.9%
Ratio to median employee compensation	142.11	159.17	159.97	158.01	159.50
Year-on-year change in ratio (%)	-0.5%	12.0%	0.5%	-1.2%	0.9%

Chairman of the Board (a)	2021 vs 2020	2022 vs 2021	2023 vs 2022	2024 vs 2023	2025 vs 2024
Change in compensation (%)	—%	—%	5.7%	3.7%	—%
Ratio versus average employee compensation	10.15	9.41	10.09	10.28	9.14
Year-on-year change in ratio (%)	1.7%	-7.3%	7.2%	1.9%	-11.1%
Ratio versus median employee compensation	12.94	12.03	12.97	13.06	11.83
Year-on-year change in ratio (%)	0.5%	-7.1%	7.8%	0.7%	-9.4%

Employees	2021 vs 2020	2022 vs 2021	2023 vs 2022	2024 vs 2023	2025 vs 2024
Change in compensation (%)	-1.7%	7.8%	-1.4%	1.8%	12.5%
Company Performance
Financial criterion	BNI	BNI	BNI	BNI	BNI
Year-on-year change (%)	11.8%	25.9%	-1.8%	0.2%	-1.4%
*Table based on the model table recommended in the AFEP guidance on compensation multiples (February 2021).
(a)Frédéric Oudéa (since May 25, 2023). Serge Weinberg’s term of office expired on May 25, 2023.
Based on full-time equivalent permanent employees of all Sanofi legal entities worldwide with at least two years of uninterrupted employment, the ratios for 2025 were as follows:

Chief Executive Officer	2021 vs 2020	2022 vs 2021	2023 vs 2022	2024 vs 2023	2025 vs 2024
Ratio versus average employee compensation	130.00	136.90	125.60	117.90	122.30
Year-on-year change in ratio (%)	5.0%	5.3%	-8.3%	-6.1%	3.7%
Ratio versus median employee compensation	190.50	200.50	182.90	166.30	167.20
Year-on-year change in ratio (%)	1.3%	5.2%	-8.8%	-9.1%	0.5%

Chairman of the Board (a)	2021 vs 2020	2022 vs 2021	2023 vs 2022	2024 vs 2023	2025 vs 2024
Ratio versus average employee compensation	11.80	10.30	10.20	9.60	9.10
Year-on-year change in ratio (%)	6.3%	-12.7%	-1.0%	-5.9%	-5.2%
Ratio versus median employee compensation	17.30	15.10	14.80	13.50	12.40
Year-on-year change in ratio (%)	2.4%	-12.7%	-2.0%	-8.8%	-8.1%
(a)Frédéric Oudéa (since May 25, 2023). Serge Weinberg’s term of office expired on May 25, 2023.
These ratios were calculated on the basis of annualized basic compensation, variable compensation in respect of the previous year, and performance shares awarded during 2025, applying 2025 average exchange rates.

138	SANOFI FORM 20-F 2025

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
Activities of the Board of Directors in 2025
During 2025, the Board of Directors met fourteen times (including strategy seminars), with an overall attendance rate among
Board members of 99%.
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
present. The primary purpose of such sessions is to evaluate the way the Board and its Committees operate, discuss the performance of the Chief Executive Officer, and debate succession planning. Three executive sessions were held in 2025: two one-hour sessions in January and February, and a 20-minute session in April.

SANOFI FORM 20-F 2025	139

PART I
ITEM 6. Directors, Senior Management and Employees
In 2025, the main activities of the Board of Directors related to the following issues:

FINANCIAL STATEMENTS AND FINANCIAL MANAGEMENT
●
Review of the individual company and consolidated financial statements for the 2024 financial year and for the first half of 2025, review of the consolidated financial statements for the first three quarters of 2025, and review of draft press releases and presentations to analysts relating to the publication of those financial statements.

●	Projected 2025 accounting close and presentation of 2026 budget.
●	Review of forward-looking management documents.
●	Proposed dividend for the 2024 financial year.
●	Renewal of share repurchase program.
●	Delegation to the Chief Executive Officer of the power to issue bonds.
●	Authorizations in respect of guarantees, endorsements and sureties, and report on the use made of the authorizations granted in 2024.
«	Purchase of a block of shares from L'Oréal for €3 billion.
«	Reduction of the share capital by cancellation of treasury shares, and amending the articles of association accordingly.
OPERATIONS, STRATEGY AND RISK MANAGEMENT
●	Review of the minutes of the meetings of the Strategy Committee and Scientific Committee.
●	Update on risks, and review of risk management activity report and 2025 risk profile analysis.
●	Review of acquisition projects.
●	Update on business development projects.
«	Review of the pipeline.
«	Updates on the Opella separation.
«	Update on vaccines.
«	Update on China.
«	Update on litigation (including Zantac).
«	Digitalization and digital strategy.
«	Update on the potential impact of US tariffs.
APPOINTMENTS AND GOVERNANCE
●	Review of director independence.
●	Review of management report, corporate governance report, and statutory auditors' reports.
●	Adoption of draft resolutions, the Board report on the resolutions, and special reports on awards of stock options and performance shares.
●	Annual evaluation of the work of the Board and its committees.
●	Review of previously-approved related-party agreements.
●	Updates on the Action 2025 employee share ownership plan.
«
Composition of the Board and its committees.
•appointment of Clotilde Delbos as Chair of the Compensation Committee;
•proposal to renew the terms of office of Carole Ferrand, Barbara Lavernos, Emile Voest and Antoine Yver as directors, and ratification of the co-
opting of Jean-Paul Kress at the 2025 Annual General Meeting;
•succession plan for the Chief Executive Officer.

COMPENSATION
●
Determination of the compensation of corporate officers:
•review of the components of compensation paid in 2024;
•determination of compensation policies, including changes to the compensation policy of the Chief Executive Officer.

●	Allocation of directors' compensation for 2024, and principles for the 2025 allocation.
●	Review of fixed and variable Executive Committee compensation for 2024 and 2025.
●	Adoption of performance share plans for 2025, sign-off on attainment of performance conditions for prior equity-based compensation plans.
CORPORATE SOCIAL RESPONSIBILITY
●	Monitoring of objectives for gender representation on executive bodies, and more generally of Sanofi's diversity policy (in accordance with applicable regulations).
●	Monitoring of Sanofi's equal pay and equal opportunity policy.
«	Ethics and corporate culture update.
«	Implementation of the European Corporate Sustainability Reporting Directive (CSRD), and feedback on the CSRD.
«	Feedback on compliance investigations conducted in 2023 and 2024.
«	Update on the thoughtful risk-taking program (internal program to transform Sanofi's decision-making culture).

● Annual items	« Non-recurring items

140	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
In addition, two strategy seminars were held, in April and October 2025, in which members of the Executive Committee took part.
The seminar gave directors an opportunity to address issues including:
•strategic aspects of acquisitions: future prospects and feedback;
•impacts and changes driven by artificial intelligence across the value chain;
•global pricing strategy for medicines and vaccines;
•governance of R&D activities;
•update on the product portfolio;
•medium/long-term financial trajectory, including forecasts arising from "Strat Days" (two-day Executive Committee meetings focused on long-term strategic orientations);
•review of commercial performances in France;
•capital allocation strategy in terms of commercial development and mergers/acquisitions;
•transformation of the R&D function: governance, human resources and key performance indicators;
•status report on Manufacturing & Supply, with specific focus on operations in France; and
•monitoring of Sanofi's ranking and reputation.
Finally, a site visit to the facility at Vitry-sur-Seine in France gave Board members an opportunity to see how Sanofi's R&D and
Manufacturing & Supply operations work in practice.
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
Audit Committee
Composition of the Committee in 2025

Audit Committee
	Composition as of January 1, 2025	Composition as of December 31, 2025
Chair	Carole Ferrand (independent director)	Carole Ferrand (independent director)
Members	Christophe Babule (a) Fabienne Lecorvaisier (independent director) (b) Clotilde Delbos (independent director) Anne-Françoise Nesmes (independent director)	Christophe Babule (a) Clotilde Delbos (independent director) Anne-Françoise Nesmes (independent director)
	Proportion of independent directors: 80% (4/5)	Proportion of independent directors: 75% (3/4)
(a)This table only refers to independence as defined under the AFEP-MEDEF Code. However, Christophe Babule is independent for the purposes of the
NASDAQ Listing Rules and Rule 10A-3 under the Exchange Act.
(b)Fabienne Lecorvaisier left the Board on April 30, 2025.
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
Since December 2023, our Audit Committee has been tasked with reviewing the process for the preparation and certification of sustainability disclosures. In fulfilling that role, the Audit Committee works in conjunction with the Appointments, Governance and
CSR Committee. Collectively, the two committees determined the material sustainability issues facing Sanofi.

SANOFI FORM 20-F 2025	141

PART I
ITEM 6. Directors, Senior Management and Employees
Operation of the Committee
In addition to the statutory auditors, the principal financial officers, the Senior Vice President Group Internal Audit and other members of the senior management team attend meetings of the Audit Committee.
The statutory auditors attend all meetings of the Audit Committee; they presented their opinions on the annual and half-year financial statements at the Committee meetings of January 28 and July 29, 2025, respectively. The Committee meets regularly with the statutory auditors without management present.
The Chair of the Committee also meets regularly with certain members of management, in particular the heads of Internal Audit,
Risk Management and Ethics/Compliance.
For information about Audit Committee oversight of internal control and risk management relating to the processing of accounting and financial information, refer to “Item 15. Controls and Procedures.”
A joint session is held annually with the Appointments, Governance and CSR Committee on the implementation of the CSRD.
Work of the Committee in 2025
The work of the Committee in 2025 is summarized below:

FINANCIAL POSITION
●
Preliminary review of the individual company and consolidated financial statements for the 2024 financial year, review of the individual company and consolidated financial statements for the first half of 2025, review of the consolidated financial statements for the first three quarters of 2025, and review of draft press releases.

●	Financial position of Sanofi, indebtedness and liquidity, off balance sheet commitments.
«	Review of financial impacts identified in the interim analysis of data from the study on the E.Coli vaccine candidate.
INTERNAL AUDIT, INTERNAL CONTROL AND RISK MANAGEMENT
●
Review of the work of the Internal Control function and evaluation of that work for 2024 as certified by the statutory auditors pursuant to
Section 404 of the Sarbanes-Oxley Act, and examination of the 2024 annual report on Form 20-F.

●
Principal risks (risk management and risk profiles) including CSR risks; Risk Committee report for 2025; tracking of whistleblowing and material compliance investigations; review of emerging risks, including geopolitical and macroeconomic risks; review of tax risks and deferred tax assets;
review of material litigation.

●
Conclusions of Sanofi senior management on internal control procedures and review of the 2024 Management Report, in particular the description of risk factors in the Universal Registration Document and annual report on Form 20-F.

●	Monitoring of application of the charter on related-party agreements.
●	Internal audit report for 2025 and audit program for 2026.
●	Reporting on guarantees, endorsements and sureties.
●	Cybersecurity.
«	Quality control review of insurance cover for directors' and executive officers' liability.
«	Update on inventory levels
«	Update on real estate costs
STRATEGY AND COMPENSATION
●	Presentation of 2026 budget.
●	Review of attainment of performance conditions for 2022 equity-based compensation plans.
«	Update on product quality, in particular compliance at in-house production facilities and by Contract Manufacturing Organizations (CMOs).
«	Update on supplier dependency policy.
COMPLIANCE, BUSINESS ETHICS AND CSR
●	Review of European Green Taxonomy indicators included in the Universal Registration Document.
●	Progress report on CSRD implementation.
●	Joint session with Appointments, Governance and CSR Committee on CSRD implementation.
«	Preliminary Impact Assessment of IFRS 18 (Presentation and Disclosures in Financial Statements)
«	Update on health and safety in the workplace.
«	Update on data ethics and data protection compliance.
«	Update on fraud and internal investigations.
RELATIONS WITH STATUTORY AUDITORS
●	Audit engagements and fees.
●	Review and budget for non-audit services (audit-related services, tax, and other).
●	Review of 2025 statutory audit plan, including sustainability reporting
«	Initial planning for the forthcoming external audit tendering process.

● Annual items	« Non-recurring items

142	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
Attendance rates in 2025
The Audit Committee met eight times in 2025, including meetings immediately prior to the Board meetings that approved the financial statements. Committee members had an attendance rate of 94%.
Appointments, Governance and CSR Committee
Composition of the Committee in 2025

Appointments, Governance and CSR Committee
	Composition as of January 1, 2025	Composition as of December 31, 2025 (unchanged)
Chair	Patrick Kron (independent director)	Patrick Kron (independent director)
Members	Lise Kingo (independent director) Barbara Lavernos Frédéric Oudéa (independent director)	Lise Kingo (independent director) Barbara Lavernos Frédéric Oudéa (independent director)
	Proportion of independent directors: 75% (3/4)	Proportion of independent directors: 75% (3/4)
The Chief Executive Officer is involved in the work of the Committee.
Remit of the Committee
The remit of the Committee is described in our Board Charter, provided as Exhibit 1.2 to this annual report.
The remit to review the process for the preparation and certification of sustainability disclosures has been allocated to our Audit
Committee (see above). The Appointments, Governance and CSR Committee plays a role in this work through joint meetings.
Work of the Committee in 2025
The work of the Appointments, Governance and CSR Committee during 2025 covered the following issues:

APPOINTMENTS
●	Succession planning for the Chairman, Chief Executive Officer and Executive Committee.
●	Changes to the composition of the Board and its committees, and of the Executive Committee.
●	Review of expiring terms of office, and appointment of new Board members.
«	Update on directors representing employees (reappointment and nomination by the trade union with the majority of votes in France).
«	Succession plan for Patrick Kron.
«	Succession plan for the Chief Executive Officer.
GOVERNANCE
●	Update on annual evaluation of the Board and its committees.
●	Review of director independence.
●	Review of management report and corporate governance report in the 2024 Universal Registration Document and annual report on Form 20-F.
●	Governance roadshows with key Sanofi investors, and analysis of the policies of proxy advisors.
«	Update on decision-making processes available to the Board: written procedures and video conference.
«	Update on governance around decision-making relating to business development and M&A.
«	Approval of the updated matrix of Board competencies.
«	2025 director training program.
CSR
●	Annual overview of CSR.
●	Review of the CSR chapter in the 2024 Universal Registration Document.
«	Update on the approach to human rights.
«	Update on environmental issues.
«	Joint meeting with Audit Committee: feedback on the implementation of the European CSRD
«	Update on Foundation S.

● Annual items	« Non-recurring items
Attendance rates in 2025
The Committee met eight times in 2025, including a joint meeting with the Audit Committee, with an overall attendance rate of
100%.

SANOFI FORM 20-F 2025	143

PART I
ITEM 6. Directors, Senior Management and Employees
Compensation Committee
Composition of the Committee in 2025

Compensation Committee
	Composition as of January 1, 2025	Composition as of December 31, 2025
Chair	Patrick Kron (independent director)	Clotilde Delbos (independent director) (a)
Members	Clotilde Delbos (independent director) Rachel Duan (independent director) Wolfgang Laux	Rachel Duan (independent director) Patrick Kron (independent director) (a) Wolfgang Laux
	Proportion of independent directors: 75% (3/4)	Proportion of independent directors: 75% (3/4)
(a)Clotilde Delbos was appointed as Chair of the Compensation Committee by a Board decision of April 30, 2025, replacing Patrick Kron, who remains a member of the Committee.
Work of the Committee in 2025
The work of the Compensation Committee during 2025 covered the following issues:

COMPENSATION OF CORPORATE OFFICERS
●	Components of the compensation of corporate officers (Chief Executive Officer and Chairman of the Board of Directors).
●	Review of performance conditions applicable to the compensation of the Chief Executive Officer, in particular CSR criteria.
●	Allocation of directors’ compensation for 2024, and review of general principles of the compensation policy applicable to directors.
●	Review of the disclosures about compensation contained in the corporate governance section of the 2024 Universal Registration Document and the annual report on Form 20-F, and of equal pay ratios.
●	Review of the draft "say on pay" resolutions submitted to the Annual General Meeting of April 30, 2025.
●	Governance roadshows with key Sanofi investors, and analysis of the policies of proxy advisors.
«
Review of the structure of the Chief Executive Officer's compensation for 2025, and response to the shareholder vote on the Chief Executive
Officer's compensation policy at the 2025 Annual General Meeting.

«	Review of the rules for directors' compensation, and proposal for changes to the maximum overall allocation with effect from 2026.
EQUITY-BASED COMPENSATION
●	Implementation of equity-based compensation plans awarded in prior years (sign-off on attainment of performance conditions for 2022 plans).
EMPLOYEE SHARE OWNERSHIP
●	Status report and analysis of 2025 employee share ownership plan.
●	Consideration of next employee share ownership plan, and implementation of Action 2026 plan.
EXECUTIVE COMMITTEE COMPENSATION
●	Monitoring of fixed and variable compensation of Executive Committee members in 2024 and 2025.

● Annual items	« Non-recurring items
When the Committee discusses the compensation policy for members of senior management who are not corporate officers,
i.e. the members of the Executive Committee, the Committee invites the Chief Executive Officer to attend.
Attendance rates in 2025
The Committee met three times in 2025, with an overall attendance rate of 100%.

144	SANOFI FORM 20-F 2025

PART I
ITEM 6. Directors, Senior Management and Employees
Strategy Committee
Composition of the Committee in 2025

Strategy Committee
	Composition as of January 1, 2025	Composition as of December 31, 2025 (unchanged)
Chair	Frédéric Oudéa (independent director)	Frédéric Oudéa (independent director)
Members	Paul Hudson Jean-Paul Kress (independent director) Patrick Kron (independent director) Barbara Lavernos Antoine Yver (independent director)	Paul Hudson Jean-Paul Kress (independent director) Patrick Kron (independent director) Barbara Lavernos Antoine Yver (independent director)
	Proportion of independent directors: 66% (4/6)	Proportion of independent directors: 66% (4/6)
Work of the Committee in 2025
During 2025, the Committee's work included the following key issues:

●	Divestment/acquisition projects and business development priorities, some of which were discussed in joint session with the Scientific Committee.
●	Update on the Play to Win strategy.
«	Update on the product portfolio.
«	Update on the General Medicines global business unit.
«	Update from the CEO on the situation around US tariffs and their potential impact.
«	Update on affairs in the United States (joint session with the Scientific Committee).

● Annual items	« Non-recurring items
Attendance rates in 2025
The Committee met six times in 2025, including three joint sessions with the Scientific Committee, with an overall attendance rate of 97%.
Three joint sessions with the Scientific Committee took place, on May 14, October 21 and November 19, 2025, which dealt with various divestment and acquisition opportunities, and affairs in the United States (including a presentation by the Chief Executive
Officer on vaccines, the "most favored nation" clause, and investment in the United States).
Scientific Committee
Composition of the Committee in 2025

Scientific Committee
	Composition as of January 1, 2025	Composition as of December 31, 2025 (unchangesd)
Chair	Antoine Yver (independent director)	Antoine Yver (independent director)
Members	Jean-Paul Kress (independent director) Frédéric Oudéa (independent director) John Sundy (independent director) Emile Voest (independent director)	Jean-Paul Kress (independent director) Frédéric Oudéa (independent director) John Sundy (independent director) Emile Voest (independent director)
	Proportion of independent directors: 100% (5/5)	Proportion of independent directors: 100% (5/5)
Work of the Committee in 2025
During 2025, the Committee’s work included the following key issues:

●	Review of product portfolio.
●	Review of acquisition and alliance projects, some of which were discussed in joint session with the Strategy Committee.
«	Update on the Genomic Medicine unit.
«	Update on R&D outcomes in 2024.
«	Review and sign-off of 2025 R&D objectives and key performance indicators.
«	Update on innovation strategy in China.
«	Update on neurodegenerative diseases and Alzheimer's.
«	Review of clinical trial readouts.

● Annual items	« Non-recurring items

SANOFI FORM 20-F 2025	145

PART I
ITEM 6. Directors, Senior Management and Employees
Attendance rates in 2025
The Committee met fourteen times in 2025, including three joint sessions with the Strategy Committee, with an overall attendance rate of 99%.
D. Employees
Number of Employees(a)
In 2025, Sanofi employed 74,846 people worldwide, 8,032 fewer than in 2024. The tables below give a breakdown of employees by geographical area and function as of December 31, 2025, 2024 and 2023.
Employees by Geographical Area(a)

	As of December 31,
	2025	%	2024	%	2023	%
Europe	36,794	49%	41,193	50%	42,115	49%
United States	12,707	17%	12,898	16%	13,418	16%
Rest of the World	25,345	34%	28,787	35%	30,555	35%
Total	74,846	100.0%	82,878	100.0%	86,088	100.0%
Employees by Function(a)

	As of December 31,
	2025	2024	2023
Specialty Care	8,291	10,039	11,784
Vaccines	5,267	1,330	N/A
General Medicines	8,929	7,459	9,694
Go To Market Capabilities	1,640	5,103	5,444
Research and Development	9,274	8,940	9,257
Manufacturing and Supply	28,335	28,450	29,184
Corporate Functions	12,789	11,186	10,078
Sub-total Biopharma	74,525	72,507	75,441
Retained Business (Russia)	321	10,371	10,647
TOTAL	74,846	82,878	86,088
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
Sanofi encourages employees to voice their opinions, help create a stimulating work environment and take part in decisions aiming to improve the way we work. These efforts reflect one of the principles of the Social Charter, whereby improving working conditions and the necessary adaptation to our business environment go hand-in-hand.

146	SANOFI FORM 20-F 2025

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
No distribution was made under the voluntary scheme in 2025 in respect of 2024.
Statutory scheme
The statutory scheme (participation des salariés aux résultats de l’entreprise) is a French legal obligation for companies with more than 50 employees that made a profit in the previous financial year.
The amount distributed by our French companies in 2025 in respect of the statutory scheme for the year ended
December 31, 2024 represented 8.29% of total payroll.
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
In June 2025, 92% of the employees who benefited from the profit-sharing schemes opted to invest in the collective savings scheme, and nearly 75.3% opted to invest in the collective retirement savings scheme.
Sanofi supplements the amount invested by employees in these schemes by making a top-up contribution.
In 2025, €160 million was invested in the collective savings scheme and €61.3 million in the collective retirement savings scheme, through the voluntary and statutory schemes and through top-up contributions.
Employee share ownership
As of December 31, 2025, shares held under the collective savings scheme or in registered form by employees of Sanofi, employees of related companies and former employees amounted to 2.93% of our share capital.
For more information about our most recent employee share ownership plan, refer to “Item 10. Additional Information — Changes in Share Capital — Increases in Share Capital”.

SANOFI FORM 20-F 2025	147

PART I
ITEM 6. Directors, Senior Management and Employees
E. Share Ownership
Senior Management
Members of the Executive Committee hold shares of our Company amounting in the aggregate to less than 1% of our share capital.
Existing Option Plans as of December 31, 2025
In 2019, the Board of Directors reviewed Sanofi’s compensation policy and decided that stock options would no longer be awarded from 2020 onwards. That decision was taken to standardize the terms of equity-based compensation awards within
Sanofi, and in response to feedback from some shareholders and proxy advisors who had concerns about stock options given their dilutive effect and potential unintended consequences.
Share Purchase Option Plans
As of December 31, 2025 there were no stock purchase option plans outstanding.
Share Subscription Option Plans

Source	Date of shareholder authorization	Date of grant	Total number of options granted	to corporate officers(a)	to the 10 employees awarded the most options(b)	Start date of exercise period	Expiry date	Exercise price (€)	Number of shares subscribed as of 12/31/2025	Number of options canceled as of 12/31/2025(c)	Number of options outstanding
Sanofi	May 3, 2013	Jun 24, 2015	12,500	—	12,500	Jun 25, 2019	Jun 24, 2025	89.38	2,250	10,250	—
Sanofi	May 3, 2013	Jun 24, 2015	202,500	—	202,500	Jun 25, 2019	Jun 24, 2025	89.38	166,000	36,500	—
Sanofi	May 3, 2013	Jun 24, 2015	220,000	220,000	—	Jun 25, 2019	Jun 24, 2025	89.38	178,464	41,536
Sanofi	May 4, 2016	May 4, 2016	17,750	—	17,750	May 5, 2020	May 4, 2026	75.90	4,650	9,750	3,350
Sanofi	May 4, 2016	May 4, 2016	165,000	—	165,000	May 5, 2020	May 4, 2026	75.90	82,500		82,500
Sanofi	May 4, 2016	May 4, 2016	220,000	220,000	—	May 5, 2020	May 4, 2026	75.90	178,750	41,250	—
Sanofi	May 10, 2017	May 10, 2017	158,040	—	157,140	May 11, 2021	May 10, 2027	88.97	34,184	44,276	79,580
Sanofi	May 10, 2017	May 10, 2017	220,000	220,000	—	May 11, 2021	May 10, 2027	88.97		42,570	177,430
Sanofi	May 2, 2018	May 2, 2018	220,000	220,000	—	May 3, 2022	May 3, 2028	65.84		51,216	168,784
Sanofi	Apr 30, 2019	Apr 30, 2019	220,000	220,000	—	May 1, 2023	Apr 30, 2029	76.71		6,600	213,400
(a)Comprises the Chief Executive Officer, and any Deputy Chief Executive Officers or members of the Management Board in office at the date of grant.
(b)In office at the date of grant.
(c)Includes 227,448 options cancelled due to partial non-fulfillment of performance conditions.
No stock options were exercised in 2025 by individuals who were Executive Committee members as of December 31, 2025.
As of December 31, 2025, a total of 725,044 stock subscription options remained outstanding. As of the same date,
725,044 options were immediately exercisable.
Existing Performance Share Plans as of December 31, 2025
The Board of Directors awards shares to certain employees in order to give them a direct stake in our future and performances via trends in the share price, as a partial substitute for the granting of stock options.
Shares are awarded to employees by the Board of Directors on the basis of a list submitted to the Compensation Committee. The
Board of Directors sets terms of the awards, including continuing employment conditions and performance conditions (measured over three financial years).
The employee plans have a three-year vesting period, with no lock-up period.
•At its meeting of April 30, 2025, the Board of Directors awarded a share performance plan, cascaded down into three sub-plans:
–a plan under which 463 beneficiaries classified as “Senior Executives” were awarded a total of 1,331,892 shares;
–a plan under which 7,700 beneficiaries not classified as “Senior Executives” were awarded a total of 2,599,478 shares;
–a plan under which 90,000 performance shares were awarded to the Chief Executive Officer.
Of the 8,164 beneficiaries, 51% were women.
•At its meeting of October 23, 2025, the Board of Directors awarded a share performance plan, cascaded down into two sub-plans:
–a plan under which 25 beneficiaries classified as “Senior Executives” were awarded a total of 107,291 performance shares;
–a plan under which 6 beneficiaries not classified as “Senior Executives” were awarded a total of 7,833 performance shares.
Of those 31 beneficiaries, 45% were women.

148	SANOFI FORM 20-F 2025

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
The number of shares awarded to the Chief Executive Officer in 2025 represents 0.5% of the total limit approved by our shareholders at the Annual General Meeting of April 30, 2025 (1.5% of our share capital) and 2.22% of the total amount awarded to all beneficiaries in 2025.
The 2025 awards represent a dilution of approximately 0.21% of our undiluted share capital as of December 31, 2025.
Not all of our employees were awarded performance shares, but a new voluntary profit-sharing agreement was signed in June
2023, which gives all of our employees an interest in Sanofi’s performance (for more details refer to “— Profit-Sharing Schemes,
Employee Savings Schemes and Employee Share Ownership” above).
Performance Share Plans

Source	Date of shareholder authorization	Date of award	Total number of shares awarded	to corporate officers(a)	to the 10 employees awarded the most shares(b)	Start date of vesting period(c)	Vesting date	End of lock- up period	Number of shares vested as of 12/31/2025	Number of rights canceled as of 12/31/2025(d)	Number of shares not yet vested
Sanofi	Apr 30, 2021	May 03, 2022	2,000,627	—	25,882	May 03, 2022	May 03, 2025	May 04, 2025	1,711,911	288,716	—
Sanofi	Apr 30, 2021	May 03, 2022	1,146,431	—	192,542	May 03, 2022	May 03, 2025	May 04, 2025	900,070	246,361	—
Sanofi	Apr 30, 2021	May 03, 2022	82,500	82,500	—	May 03, 2022	May 03, 2025	May 04, 2025	69,597	12,903	—
Sanofi	Apr 30, 2021	Dec 14, 2022	90,580	—	77,111	Dec 14, 2022	Dec 14, 2025	Dec 15, 2025	86,267	4,313	—
Sanofi	Apr 30, 2021	Dec 14, 2022	10,335	—	10,335	Dec 14, 2022	Dec 14, 2025	Dec 15, 2025	10,068	267	—
Sanofi	Apr 30, 2021	May 25, 2023	2,425,047	—	25,417	May 25, 2023	May 25, 2026	May 25, 2026	2,550	390,779	2,031,718
Sanofi	Apr 30, 2021	May 25, 2023	1,209,790	—	192,417	May 25, 2023	May 25, 2026	May 25, 2026		261,798	947,992
Sanofi	Apr 30, 2021	May 25, 2023	82,500	82,500	—	May 25, 2023	May 25, 2026	May 25, 2026			82,500
Sanofi	Apr 30, 2021	Dec 13, 2023	58,347	—	58,347	Dec 13, 2023	Dec 14, 2026	Dec 14, 2026			58,347
Sanofi	Apr 30, 2021	Dec 13, 2023	944	—	944	Dec 13, 2023	Dec 14, 2026	Dec 14, 2026			944
Sanofi	Apr 30, 2024	Apr 30, 2024	2,888,502	—	25,656	Apr 30, 2024	May 01, 2027	May 02, 2027	1,595	381,605	2,505,302
Sanofi	Apr 30, 2024	Apr 30, 2024	1,394,478	—	244,434	Apr 30, 2024	May 01, 2027	May 02, 2027		195,366	1,199,112
Sanofi	Apr 30, 2024	Apr 30, 2024	82,500	82,500	—	Apr 30, 2024	May 01, 2027	May 02, 2027			82,500
Sanofi	Apr 30, 2024	Dec 04, 2024	6,649	—	6,649	Dec 04, 2024	Dec 05, 2027	Dec 06, 2027			6,649
Sanofi	Apr 30, 2024	Dec 04, 2024	82,222	—	76,702	Dec 04, 2024	Dec 05, 2027	Dec 06, 2027		6,052	76,170
Sanofi	Apr 30, 2024	Apr 30, 2025	90,000	90,000	—	Apr 30, 2025	May 01, 2028	May 02, 2028		—	90,000
Sanofi	Apr 30, 2024	Apr 30, 2025	1,331,892	—	242,948	Apr 30, 2025	May 01, 2028	May 02, 2028		30,296	1,301,596
Sanofi	Apr 30, 2024	Apr 30, 2025	2,599,478	—	249,999	Apr 30, 2025	May 01, 2028	May 02, 2028		75,986	2,523,492
Sanofi	Apr 30, 2024	Oct 23, 2025	107,291	—	80,161	Oct 23, 2025	Oct 23, 2028	Oct 23, 2028		—	107,291
Sanofi	Apr 30, 2024	Oct 23, 2025	7,833	—	7,833	Oct 23, 2025	Oct 23, 2028	Oct 23, 2028			7,833
(a)Comprises the Chief Executive Officer, and any Deputy Chief Executive Officers or members of the Management Board in office at the date of grant.
(b)In office at the date of grant.
(c)Subject to the conditions set.
(d)12,903 rights were cancelled due to partial non-fulfillment of performance condition.
As of December 31, 2025, 11,021,446 shares had not yet vested pending fulfillment of performance conditions.

SANOFI FORM 20-F 2025	149

PART I
ITEM 6. Directors, Senior Management and Employees
Shares Owned by Members of the Board of Directors
As of December 31, 2025, members of our Board of Directors held in the aggregate 1224,077 shares, or under 1% of the share capital and of the voting rights, excluding the beneficial ownership of 88,670,657 shares held by L’Oréal as of that date, which may be attributed to Barbara Lavernos or Christophe Babule (who disclaim beneficial ownership of such shares).
Transactions in Shares by Members of the Board of Directors and Equivalent Persons in 2025 and
early 2026
As far as Sanofi is aware, transactions in our securities carried out during 2025 and early 2026 by (i) Board members,
(ii) executives with the power to make management decisions affecting our future development and corporate strategy and
(iii) persons with close personal ties to such individuals (as per Article L. 621-18-2 of the French Monetary and Financial Code),
were as follows:
•On February 5, 2025, Jean-Paul Kress, Director, acquired 2,000 ADSs at a unit price of $53.12;
•On April 2, 2025, John Sundy, Director, acquired 1,000 ADSs at a unit price of $55.03;
•On May 5, 2025, Paul Hudson, Chief Executive Officer, acquired 69,597 bonus shares;
•On June 6, 2025, Wolfgang Laux, Director representing employees, acquired 6.80 FCPE units at a unit price of €88.27;
•On June 26, 2025, Clotilde Delbos, Director, acquired 500 shares at a unit price of €82.70;
•On July 24, 2025, Wolfgang Laux, employee representative administrator, acquired 300 FCPE shares at a unit price of
72.97 euros.
F. Disclosure of action to recover erroneously awarded compensation
N/A

150	SANOFI FORM 20-F 2025

PART I
ITEM 7. Major Shareholders and Related Party Transactions
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The table below shows the ownership of our shares as of January 31, 2026, indicating the beneficial owners of our shares. To the best of our knowledge and on the basis of the notifications received as disclosed below, except for the shareholders mentioned in the table below, no other shareholder currently holds more than 5% of our share capital or voting rights.

	Total number of issued shares		Actual number of voting rights (excluding treasury shares)(d)		Theoretical number of voting rights (including treasury shares)(e)
	Number	%	Number	%	Number	%
L’Oréal	88,670,657	7.27	177,341,314	13.22	177,341,314	13.10
BlackRock(a)	86,468,928	7.09	86,468,928	6.44	86,468,928	6.39
Employees(b)	35,656,740	2.92	71,623,890	5.34	71,623,890	5.29
Public	996,743,160	81.73	1,006,221,951	75.00	1,006,221,951	74.34
Treasury shares(c)	11,962,777	0.98	—	—	11,962,777	0.88
Total	1,219,502,262	100	1,341,656,083	100	1,353,618,860	100
(a)BlackRock, Inc. reported ownership of 72,127,649 ordinary shares on a Schedule 13G filed on April 23, 2025 (reported as representing 5.8% of Sanofi’s share capital in the Schedule 13G). The amounts reported in the table are based on an ownership declaration from BlackRock, Inc. dated July 31, 2025 and provided pursuant to disclosure obligations related to crossing share ownership thresholds specified in Sanofi’s Articles of Association ("statuts").
(b)Shares held by the employees according to article L. 225-102 of the French Commercial Code as of December 31, 2025. Amundi (together with Amundi
Asset Management) filed a Schedule 13G on November 14, 2025 reporting ownership of 63,898,970 shares (reported as representing 5.21% of Sanofi’s share capital in Schedule 13G), including 28,440,459 shares over which Amundi does not have voting rights, which are held through FCPEs (Fonds
Commun de Placement d'Entreprise, an investment vehicle established under French law) solely dedicated to Sanofi group employee share ownership, the voting rights of which are exercised by the holders of FCPE units and/or the supervisory board of the FCPEs. Amundi stated that the voting rights associated with these shares are exercised by the Supervisory Boards of the FCPEs and not by Amundi.
(c)Number of shares repurchased as of January 31, 2026 under the share repurchase programs approved by our shareholders from time to time.
(d)Based on the total number of voting rights as of January 31, 2026.
(e)Based on the total number of voting rights as of January 31, 2026 as published in accordance with Article 223-11 et seq. of the General Regulations of the Autorité des marchés financiers (i.e. including treasury shares, the voting rights of which are suspended).
Our Articles of Association provide for double voting rights for shares held in registered form (i.e. where the ultimate shareholder’s identity is recorded in our share register) for at least two years. All of our shareholders may benefit from double voting rights if these conditions are met, and no shareholder benefits from specific voting rights. For more information relating to our shares, see
“Item 10. Additional Information — B. Memorandum and Articles of Association.”
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
During the year ended December 31, 2025 we received one share ownership declaration from L'Oréal informing us that a legal threshold had been passed, as required under Article L. 233-7 of the French Commercial Code. L'Oréal’s declaration stated that on February 5, 2025 its ownership of Sanofi voting rights passed below the 15% legal threshold to 12.73% and that its current ownership of share capital was 7.02%.
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
Any natural or legal person is also required to inform the Company, in the forms and within the time limits stipulated above for passing above a specified threshold, if their direct or indirect holding passes below any of the aforementioned thresholds.
Since January 1, 2026, Sanofi has only received share ownership declarations as required under Sanofi's Articles of Association.

SANOFI FORM 20-F 2025	151

PART I
ITEM 7. Major Shareholders and Related Party Transactions
As of December 31, 2025, Sanofi had approximately 28,048 shareholders listed in its share register, representing approximately
11.83% of issued shares. Based on the Sanofi share register and excluding treasury shares, approximately 97.94% of the shares registered by name were held in France, and approximately 0.013% were held in the United States. In France, our country of incorporation, there were 11,441 identified shareholders of record. In the United States, our host country, there were 54 identified shareholders of record and 17,858 identified ADS holders of record.
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
Following the repurchase, and after cancellation on March 13, 2025 of said shares, as of December 31, 2025 L’Oréal held 7.27% of
Sanofi’s share capital and 13.10% of Sanofi’s effective voting rights (excluding treasury shares). For more information, see "Item 8.
Financial Information - B. Significant Changes".
C. Interests of Experts and Counsel
N/A

152	SANOFI FORM 20-F 2025

PART I
ITEM 8. Financial Information
Item 8. Financial Information
A. Consolidated Financial Statements and Other Financial Information
Our consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023 are included of this annual report at “Item 18. Financial Statements.”
Dividends on ordinary shares
We paid annual dividends for the years ended December 31, 2021, 2022, 2023 and 2024 and our shareholders will be asked to approve the payment of an annual dividend of €4.12 per share for the 2025 fiscal year at our next annual shareholders’ meeting. If approved, this dividend will be paid on May 7, 2026.
We expect that we will continue to pay regular dividends based on our financial condition and results of operations. The proposed 2025 dividend equates to a distribution of 55.0% of our business net income. For information on the non-IFRS financial measure “business earnings per share” see “Item 5. Operating and Financial Review and Prospects — Business Net Income.”
The following table sets forth information with respect to the dividends paid by our Company in respect of the 2021, 2022, 2023 and 2024 fiscal years and the dividend that will be proposed for approval by our shareholders in respect of the 2025 fiscal year at our April 29, 2026 shareholders’ meeting.

	2025	(a)	2024	2023	2022	2021	(b)
Dividend per Share (€)	4.12		3.92	3.76	3.56	3.33
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
Disclosure pursuant to Section 13(r) of the United States Exchange Act of 1934
Sanofi engages in limited business activities with Iran related to human health products – namely, sales of bulk and branded pharmaceuticals and vaccines. These activities, which are disclosed pursuant to Section 13(r) of the United States Exchange Act of 1934, as amended, are not financially material to Sanofi and contributed well under 1% of Sanofi’s consolidated net sales in 2025.
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
In 2016, Sanofi and the Iran Food and Drug Administration (IFDA), an entity affiliated with the Iranian Ministry of Health and
Medical Education, signed a Memorandum of Cooperation (MOC) regarding: (i) potential future projects to reinforce current partnerships with reputable Iranian manufacturers (in particular, to enhance industrial quality standards); (ii) collaborating with the Ministry of Health and Medical Education on programs for the prevention and control of certain chronic and non-communicable diseases (in particular, diabetes); and (iii) potential future collaboration on epidemiological studies. In 2025, activities conducted under the MOC did not generate any revenue or net profits.
Certain non-US Sanofi affiliates engage in limited business with Iranian counterparties associated with the Iranian Ministry of
Health, such as public hospitals or distributors. In 2025, those business activities generated approximately €28.4 million in gross revenue and contributed no more than €6.5 million in net profit.
Finally, a representative office in Tehran currently under liquidation incurs incidental expenses from state-owned utilities.
Sanofi believes that it and its affiliates’ activities are compliant with applicable law, and in light of the nature of the activities concerned, Sanofi and its affiliates intend to continue their ongoing activities in Iran.

SANOFI FORM 20-F 2025	153

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
Government Investigations and Related Litigation
From time to time, subsidiaries of Sanofi are subject to governmental investigations and information requests from regulatory authorities inquiring as to the practices of Sanofi with respect to the sales, marketing, and promotion of its products. Sanofi US has been subject to a number of government investigations and legal actions in the United States related to the pricing of
Sanofi’s insulin products (including Sanofi’s pricing practices for Lantus, Toujeo and/or Soliqua). The insulin-pricing litigation has been consolidated in Multi-District Litigation (MDL) in New Jersey Federal Court, and includes claims by state attorneys general, self-funded payors, and other plaintiffs. Sanofi has resolved some cases through settlement or dismissal and has also secured the dismissal of some claims in the MDL; other claims are proceeding into discovery. Sanofi subsidiaries are also defending (i) an insulin-related antitrust suit brought on behalf of direct purchasers in Massachusetts Federal Court, where a final decision on summary judgment could come by the end of March 2026; and (ii) an antitrust suit brought by Mylan (relating to Mylan’s insulin product, Semglee) in the Federal Court in the Western District of Pennsylvania.
In September 2019, Sanofi US received a Civil Investigative Demand (CID) from the US Department of Justice (DOJ)
concerning Dupixent, Kevzara, Praluent and Zaltrap, and Sanofi is defending the related non-intervened False Claims Act lawsuit currently on appeal before the Ninth Circuit Court of Appeals following dismissal at the district court level.
In May 2025, Sanofi US received a subpoena from the US Department of Health and Human Services Office of Inspector General
(HHS-OIG) in Philadelphia seeking information on agreements with pharmacy benefit managers (PBMs) and group purchasing organizations (GPOs), including drug utilization data from 2020 to the present, as part of a joint investigation with the US
Department of Justice (DOJ) and the US Attorney’s Office for the Eastern District of Pennsylvania; Sanofi is cooperating.
In March 2025, Sanofi US received a Civil Investigative Demand (CID) from the US Department of Justice (DOJ) under the False
Claims Act requesting information on Beyfortus, an RSV (Respiratory Syncytial Virus) vaccine co-developed and commercialized with a partner, referencing a May 2024 FDA inspection of a North Carolina manufacturing facility; Sanofi is cooperating.
In February 2024, Sanofi US was served with a qui tam complaint in Texas state court alleging violations of the Texas Medicaid
Fraud Prevention Act (TMFPA). The complaint alleges that the Company engaged outside vendors to provide nursing and reimbursement services related to certain insulin products in violation of the TMFPA. In October 2025, the relator filed an amended petition expanding the allegations to include seven additional products: Altuviiio, Aubagio, Cerdelga, Nexviazyme,
Dupixent, Rezurock, and Tzield. In January 2026, the State of Texas intervened in the case. Discovery is ongoing, with trial scheduled for July 2027.
(1)The appointment of Belén Garijo as a director, as well as the amendment of the articles of association to raise the age limit of the Chief Executive Officer upon appointment, necessary for this election, will be proposed to the vote of the shareholders at the General Meeting of April 29, 2026.

154	SANOFI FORM 20-F 2025

PART I
ITEM 8. Financial Information
B. Significant Changes
Updates to Note D.22.
340B Drug Pricing Program in the United States
The US Health Resources and Services Administration (HRSA) withdrew its 340B Rebate Model Pilot Program in February 2026
but is expected to announce a new 340B Rebate Model Pilot Program later in 2026.
Other Changes
On January 29, 2026, Sanofi announced its intention to execute a share buyback program in 2026 of €1 billion. On February 2,
2026, Sanofi entered a mandate with an investment service provider for this program. Under the terms of the mandate, Sanofi will repurchase its own shares for a total consideration of up to €1 billion, between February 3, 2026 and December 31, 2026, at the latest.
On February 10, 2026, Sanofi announced that it had completed the acquisition of Dynavax Technologies Corporation (Dynavax).
The acquisition includes Dynavax’s adult hepatitis B vaccine HEPLISAV-B, which is currently marketed in the US and is differentiated by its two-dose regimen over one month. It also includes Dynavax’s shingles vaccine candidate (Z-1018), which is currently in phase 1/2 studies, and additional vaccine pipeline projects.
On February 12, 2026, Sanofi announced that Sanofi's Board of Directors met on February 11, 2026, and decided not to renew the
Director mandate of Paul Hudson. As a result, Paul Hudson’s last day as Chief Executive Officer will be on February 17, 2026 at the end of business. The Board thanks him for his valuable contributions to the transformation and development of the Group over the last six years. Following the proposal of the Appointments, Governance and CSR Committee, the Board of Directors
appointed Belén Garijo as Chief Executive Officer. She will take up her duties after the Group's Annual General Meeting on
April 29, 2026. The Board will also propose to the shareholder vote the candidacy of Belén Garijo as a director of the Group(1).
Olivier Charmeil, Executive Vice President, General Medicines, and member of the Executive Committee since 2011, will assume the role of Interim Chief Executive Officer during this transition.
On February 16, 2026, Sanofi announced that a universal respiratory syncytial virus (RSV) immunization program using Beyfortus
(nirsevimab) was associated with a statistically significant reduction in RSV-related hospitalizations in the second RSV season among infants immunized during their first season, according to a new study published in The Lancet Infectious Diseases. The
NIRSE-GAL study, conducted in Galicia, Spain, is the first prospective real-world population study to evaluate the impact of a universal Beyfortus immunization program during two consecutive RSV seasons. The study findings, comparing the number of hospitalizations in immunized infants during their second RSV season versus the number of expected hospitalization cases based on data from recent seasons, are being presented at RSVVW ’26 (Respiratory Syncytial Virus Vaccines for the World) conference in Rome, Italy.
On February 17, 2026, Sanofi announced the nomination of Manuela Buxo as Executive Vice-President, Specialty Care, effective
March 1, 2026. Manuela will succeed Brian Foard, who has decided to leave the company as of February 28, 2026, having accepted an external leadership opportunity.

SANOFI FORM 20-F 2025	155

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
As of the date of this annual report, our shares are included in a large number of indices including the CAC 40 Index, the principal
French index published by Euronext Paris. This index contains 40 stocks selected among the top 100 companies based on free-
float capitalization and the most active stocks listed on the Euronext Paris market. The CAC 40 Index indicates trends in the
French stock market as a whole and is one of the most widely followed stock price indices in France.
Our shares are included in European indexes, such as the EURO STOXX 50, STOXX Europe 600 index, FTSE Eurofirst 300,
MSCI Europe, MSCI Pan Euro, Euronext 100, and STOXX Europe 600 Health Care. They are also included in American and international indexes, such as the NASDAQ Composite, NASDAQ Health Care, S&P Global 100, MSCI World, and MSCI World
Pharmaceuticals.
Our shares are also part of the main extra-financial rating indices that take account of environmental, social, and governance criteria (FTSE4Good and EURO STOXX 50 Low Carbon).
Trading by Sanofi in our own Shares
Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described at “Item 10. Additional Information — B. Memorandum and Articles of Association — Trading in Our Own Shares.”
D. Selling Shareholders
N/A
E. Dilution
N/A
F. Expenses of the Issue
N/A

156	SANOFI FORM 20-F 2025

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
–in the following areas:
•purchase and sale of all raw materials and products necessary for these activities,
•research, study and development of new products, techniques and processes,
•manufacture and sale of all chemical, biological, dietary and hygienic products,
•obtaining or acquiring all intellectual property rights related to results obtained and, in particular, filing all patents, trademarks and models, processes or inventions,
•operating directly or indirectly, purchasing, and transferring – for free or for consideration – pledging or securing all intellectual property rights, particularly all patents, trademarks and models, processes or inventions,
•obtaining, operating, holding and granting all licenses,
•within the framework of a group-wide policy and subject to compliance with the relevant legislation, participating in treasury management transactions, whether as lead company or otherwise, in the form of centralized currency risk management or intra-group netting, or any other form permitted under the relevant laws and regulations,
•acquiring any real estate assets in connection with the corporate purpose, or selling real estate assets owned by the company;
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
applies to agreements between our Company and another company if one of the members of the Board of Directors is the owner, general partner, manager, director, general manager or member of the executive or supervisory board of the other company, as well as to agreements in which one of the members of the Board of Directors has an indirect interest.

SANOFI FORM 20-F 2025	157

PART I
ITEM 10. Additional Information
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
Directors’ share ownership requirements
Pursuant to our Articles of Association, each director appointed by a Shareholders’ Ordinary General Meeting must own at least 500 shares throughout their term of office. In addition, pursuant to the Board Charter (an English language version of which is reproduced in full as Exhibit 1.2 to this annual report), our Directors must within no more than two years from their appointment hold at least 1,000 Sanofi shares in their own name, which must be retained until they cease to hold office.
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
•authorizing the issuance of:
–shares giving access to our share capital or giving the right to receive debt instruments, or
–other securities giving access to our share capital;
•establishing any other rights to equity securities;

158	SANOFI FORM 20-F 2025

PART I
ITEM 10. Additional Information
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
Under our Articles of Association, the Board of Directors may take decisions by written consultation under the conditions permitted by law and as specified in the Board Charter, including the possibility to convene an ordinary or extraordinary general meeting.
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
•a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights; or
•the works council.

SANOFI FORM 20-F 2025	159

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
The right of shareholders to participate in general meetings is subject to the recording (inscription en compte) of their shares on the fifth business day at 12:00 a.m. (Paris time), preceding the general meeting:
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
a public tender offer for our shares (Article L. 233-32 of the French Commercial Code).
For any other extraordinary general meeting the quorum requirement is at least 25% of the shares entitled to vote, held by shareholders present in person, voting by mail or by proxy.

160	SANOFI FORM 20-F 2025

PART I
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
C. Material Contracts
In the ordinary course of our business, we enter into agreements for licensing or collaboration in the development and commercialization of products, as well as agreements for the purchase or sale of other businesses. Certain of the agreements which have led to successful commercialization to date are summarized in “Item 5. Operating and financial review and prospects
— A.1.7 Financial presentation of alliances.”. Agreements in connection with the sale and purchase of a 50% controlling stake in
Opella are described in "Item 4. Information on the Company — B.3 Opella".
Share Repurchase Agreement with L'Oréal
On February 2, 2025, Sanofi and L'Oréal entered into a share buyback agreement pursuant to which Sanofi repurchased
29,556,650 shares from L’Oréal, a significant shareholder, at €101.50 per share, for a total amount of approximately €3 billion.
The transaction closed on February 5, 2025. Sanofi canceled the shares acquired from L'Oréal on March 13, 2025. As of
December 31, 2025, after the transaction and cancellation of the shares, L’Oréal held 7.27% of Sanofi’s share capital and 13.10% of
Sanofi’s effective voting rights (excluding treasury shares). For more information, see “Item 3. Key Information – D. Risk Factors –
Our largest shareholder owns a significant percentage of the share capital and voting rights of Sanofi” and “Item 7. Major
Shareholders and Related Party Transactions – A. Major Shareholders.”
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
The French Finance Bill for 2026 (Loi de finances pour 2026), adopted by the French Parliament on February 2, 2026, remains subject to review by the French Constitutional Council prior to its official promulgation. However, no material amendments are expected to result from such review, and the version currently adopted of the French Finance Bill for 2026 is not expected to entail material tax consequences for US holders.
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
French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and
Capital of August 31, 1994 (the “Treaty”), which entered into force on December 30, 1995 (as amended by any subsequent protocols, including the protocol of January 13, 2009), and the tax regulations issued by the French tax authorities within the

SANOFI FORM 20-F 2025	161

PART I
ITEM 10. Additional Information
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
Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of Securities are currently subject to a 0.3% French tax on financial transactions (the “FTFF”). According to Article 26 quater of the Finance Bill for 2025, the rate of the FTFF will be increased to 0.4% for purchases of Securities as from the first day of the second month following the enactment of the Finance
Bill for 2025. Purchases of Securities are subject to the FTFF provided that Sanofi’s market capitalization exceeds €1 billion as of
December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds €1 billion as of
December 1 of the year preceding the taxation year used to be published annually by the French Ministry of Economy. It is now published by the French tax authorities, and could be amended at any time. Pursuant to Regulations BOI-
ANNX-000467-17/12/2025 issued on December 17, 2025, purchases of Sanofi’s Securities in 2026 should be subject to the FTFF as the market capitalization of Sanofi exceeded €1 billion as of December 1, 2025. In accordance with Article 726-II-d of the
French General Tax Code, purchases which are subject to the FTFF should however not be subject to transfer taxes (droits
d’enregistrement) in France.
Wealth tax
The French wealth tax (impôt de solidarité sur la fortune) has been replaced with a French real estate wealth tax (impôt sur la fortune immobilière) with effect from January 1, 2018. French real estate wealth tax applies only to individuals and does not generally apply to the Securities if the holder is a US resident, as defined pursuant to the provisions of the Treaty, provided that the individual does not own directly or indirectly a shareholding exceeding 10% of the financial rights and voting rights.

162	SANOFI FORM 20-F 2025

PART I
ITEM 10. Additional Information
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
of the Treaty, are complicated, and certain technical changes were made to these requirements by the protocol of
January 13, 2009. US holders are advised to consult their own tax advisers regarding their eligibility for Treaty benefits in light of their own particular circumstances.

SANOFI FORM 20-F 2025	163

PART I
ITEM 10. Additional Information
Dividends paid to an eligible US holder may immediately be subject to the reduced rates of 5% or 15% provided that such holder establishes before the date of payment that it is a US resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Dividends paid to a US holder that has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 25% and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 (due to recent case law regarding the status of limitations for filing a withholding tax claim, US holders are advised to consult their own tax advisors in this respect). Pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other
US holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.
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
In addition, please note that, pursuant to Article 235 quater of the French Tax Code and under certain conditions (in particular, in addition to certain reporting obligations, the interest held in the distributing company must not enable the beneficiary to participate effectively in the management or control of that company and the beneficiary company must be located in a country that has signed an administrative assistance agreement with France to combat tax evasion and avoidance, as well as an administrative assistance agreement on tax collection, and that is not a non-cooperative country), a corporate US holder in a tax loss position or whose tax result is nil due to offset of tax losses for the fiscal year during which the dividend is received may be entitled to a deferral regime, and obtain a withholding tax refund. The tax deferral ends in respect of the first financial year during which this US holder is in a profit making position, as well as in the cases set out in Article 235 quater of the French Tax Code. The refund must be claimed within the same period applicable to claims related to taxes other than local taxes. Also, pursuant to
Article 235 quinquies of the French Tax Code and under certain conditions, a corporate US holder may be entitled to a refund of a fraction of the withholding tax, up to the difference between the withholding tax paid (on a gross basis) and the withholding tax based on the dividend net of the expenses incurred for the acquisition and conservation directly related to the income, provided
(i) that these expenses would have been tax deductible had the US holder been established in France, and (ii) that the tax rules in the United States do not allow the US holder to offset the withholding tax.
Given the special features of the ADSs, US holders are urged to consult their own tax advisor about the possible application to
ADSs of such provisions in light of their own circumstances.
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
Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual
US holder with respect to the ADSs or our ordinary shares is currently subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends paid on the ordinary shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the US that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The Treaty has been approved for the purposes of the qualified dividend rules. Based on our financial statements and relevant market and shareholder data, we believe Sanofi was not a PFIC for US federal income tax purposes with respect to its 2024 taxable year. In addition, based on its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate that Sanofi will become a PFIC for its 2025 taxable year. Holders of ordinary shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

164	SANOFI FORM 20-F 2025

PART I
ITEM 10. Additional Information
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
F. Dividends and Paying Agents
N/A
G. Statement by Experts
N/A

SANOFI FORM 20-F 2025	165

PART I
ITEM 10. Additional Information
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
Please call the SEC at 1-800-SEC-0330 for further information. In addition, the Commission maintains an Internet site at
http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the Commission
(these documents are not incorporated by reference of this annual report).
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
of IFRS 7, and are covered by the independent registered public accounting firms' opinion on the consolidated financial statements.

166	SANOFI FORM 20-F 2025

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
hedging instruments, is monitored on a daily basis.
The table below shows our total exposure as of December 31, 2025 by rating and in terms of our percentage exposure to the dominant counterparty.

(€ million)	Cash and cash equivalents (excluding mutual funds)	(a)	Notional amounts of currency hedges	(b)	Fair value of currency hedges	Notional amounts of interest rate hedges	(b)	Fair value of interest rate hedges	General corporate purpose credit facilities
AA	53		2,439		(3)	938		(11)	500
AA-	110		12,032		(16)	682		(12)	1,500
A+	1,129		14,520		(2)	789		(27)	4,000
A	477		8,964		(2)	795		(29)	2,000
A-	—		—		—	—		—	—
Unallocated	68		—		—	—		—	—
Total	1,837		37,954		(23)	3,204		(79)	8,000
%/rating of dominant counterparty	21.5% / A+		11.3% /AA-			29.3% /AA			6% /A+
(a)Cash equivalents include mutual fund investments of €5,820 million.
(b)The notional amounts are translated into euros at the relevant closing exchange rate as of December 31, 2025.
As of December 31, 2025, Sanofi held investments in euro and US dollar denominated money-market mutual funds. Those instruments have low volatility, low sensitivity to interest rate risk, and a very low probability of loss of principal. The depositary banks of the mutual funds, and of Sanofi itself, have a long-term rating of at least A. Realization of counterparty risk could impact our liquidity in certain circumstances.
Foreign Exchange Risk
A. Operating foreign exchange risk
A substantial portion of our net sales is generated in countries where the euro, which is our reporting currency, is not the functional currency. In 2025, for example, 50.8% of our net sales were generated in the US; 21.0% in Europe; and 28.2% in the
Rest of the World region (see the definition in “Item 5. Operating and Financial Review and Prospects — A. Operating results), including countries that are, or may in the future become, subject to exchange controls, of which 6.0% was generated in China and 3.2% in Japan. Although we also incur expenses in those countries, the impact of those expenses is not enough wholly to offset the impact of exchange rates on our net sales. Consequently, our operating income may be materially affected by fluctuations in exchange rates between the euro and other currencies. Sanofi operates a foreign exchange risk hedging policy to reduce the exposure of operating income to exchange rate movements. That policy involves regular assessments of Sanofi’s worldwide foreign currency exposure, based on foreign currency transactions carried out by the parent company and its subsidiaries. Those transactions mainly comprise sales, purchases, research costs, co-marketing and co-promotion expenses, and royalties. To reduce the exposure of those transactions to exchange rate movements, Sanofi contracts hedges using liquid derivative instruments, mainly forward currency purchases and sales, and also foreign exchange swaps. See also “Item 5.
Operating and Financial Review and Prospects — A. Operating results — A.1.8 Impact of Exchange Rates.”
The table below shows operating currency hedging instruments in place as of December 31, 2025, with the notional amount translated into euros at the relevant closing exchange rate (see Note D.20. to our consolidated financial statements included at
Item 18. of this annual report, for the accounting classification of those instruments as of December 31, 2025).

SANOFI FORM 20-F 2025	167

PART I
ITEM 11. Quantitative and Qualitative Disclosures about Market Risk
Operating foreign exchange derivatives as of December 31, 2025

(€ million)	Notional amount	Fair value
Forward currency sales	9,202	(12)
of which US dollar	4,552	7
of which Singapore dollar	1,093	1
of which Chinese yuan renminbi	897	(4)
of which Saudi Arabian riyal	273	2
of which Turkish lira	224	(11)
Forward currency purchases	7,686	(16)
of which US dollar	4,224	(27)
of which Singapore dollar	1,204	(1)
of which Chinese yuan renminbi	718	3
of which Turkish lira	212	7
of which Hungarian forint	163	1
Total	16,888	(28)
The above positions mainly hedge future material foreign-currency cash flows arising after the end of the reporting period in relation to transactions carried out during the year ended December 31, 2025 and recognized in the balance sheet at that date.
Gains and losses on hedging instruments (forward contracts) are calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Due to this hedging relationship, the commercial foreign exchange profit or loss on these items (hedging instruments and hedged transactions) will be immaterial in 2026.
B. Financial foreign exchange risk
The cash pooling arrangements for foreign subsidiaries outside the euro zone, and some of Sanofi’s financing activities, expose certain Sanofi entities to financial foreign exchange risk (i.e. the risk of changes in the value of borrowings and loans denominated in a currency other than the functional currency of the borrower or lender). That foreign exchange exposure is hedged using derivative instruments (foreign exchange swaps, forward contracts or cross currency swaps) that alter the currency split of
Sanofi’s net debt once those instruments are taken into account.
The table below shows financial currency hedging instruments in place as of December 31, 2025, with the notional amounts translated into euros at the relevant closing exchange rate (see also Note D.20. to our consolidated financial statements included at Item 18. of this annual report, for the accounting classification of these instruments as of December 31, 2025).
Financial foreign exchange derivatives as of December 31, 2025

(€ million)	Notional amount		Fair value	Expiry
Cross currency seller swaps	1,481		6
of which US dollar	1,481	(a)	6	2032
Forward currency sales	12,550		(13)
of which US dollar	10,323	(b)		2027
of which Pound sterling	981		(8)	2026
of which Japanese yen	294		3	2026
Forward currency purchases	7,035		12
of which US dollar	4,055	(c)	1	2026
of which Singapore dollar	1,041		(5)	2026
of which Hungarian forint	719		9	2026
Total	21,066		5
(a)Comprises two cross currency swaps (i) with a notional amount of $870 million, pay 4.16% in US dollars and receive 2.50% in euros expiring 2029 and (ii)
with a notional amount of $870 million, pay 4.53% in US dollars and receive 3.00% in euros, expiring 2032, designated as a hedge of Sanofi’s net investment in the US. As of December 31, 2025, the fair value of the swaps was an asset of €6 million, with €9 million credited to Other comprehensive income and €3 million debited to financial income and expenses.
(b)Includes forward sales with a notional amount of $11,275 million expiring in 2026 and 2027, designated as a hedge of Sanofi’s net investment in the US.
As of December 31, 2025, the fair value of these forward contracts represented a liability of €30 million, of which €30 million debited to Other comprehensive income, with the impact on financial income and expenses being immaterial.
(c)Includes forward purchases with a notional amount of $1,000 million expiring in 2026, designated as a fair value hedge of the exposure of $1,000 million of bond issues to fluctuations in the EUR/USD spot rate. As of December 31, 2025, the fair value of the contracts was an asset of €3 million, of which
€1 million was credited to Other comprehensive income under the cost of hedging accounting treatment.
These hedging instruments generate a net financial gain or loss arising from the interest rate differential between the hedged currency and the euro, given that the foreign exchange gain or loss on the foreign-currency borrowing and loans is offset by the change in the intrinsic value of the hedging instruments. The interest rate differential is recognized within cost of net debt
(see Note D.29. to our consolidated financial statements included at Item 18. of this annual report). We may also hedge some future foreign-currency investment or divestment cash flows.

168	SANOFI FORM 20-F 2025

PART I
ITEM 11. Quantitative and Qualitative Disclosures about Market Risk
C. Other foreign exchange risks
A significant proportion of our net assets is denominated in US dollars (see Note D.35. to the consolidated financial statements included at Item 18. of this annual report). As a result, any fluctuation in the exchange rate of the US dollar against the euro automatically impacts the amount of our equity as expressed in euros; however, the impact is partially hedged by transactions designated as hedges of Sanofi’s net investment in the US (see "B.— Financial foreign exchange risk" above, and Note D17.1. to the consolidated financial statements included at Item 18. of this annual report).
In addition, we use the euro as our reporting currency. Consequently, if one or more EU Member States were to abandon the euro as a currency, the resulting economic upheavals – in particular, fluctuations in exchange rates – could have a significant impact on the terms under which we can obtain financing and on our financial results, the extent and consequences of which are not currently foreseeable.
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
We diversify our short-term investments with leading counterparties using money-market products with instant access, or with a maturity of most often less than three months.
As of December 31, 2025, cash and cash equivalents amounted to €7,657 million, and short-term investments predominantly comprised:
•collective investments in euro and US dollar denominated money-market mutual funds. All such funds can be traded on a daily basis and the amount invested in each fund may not exceed 10% of each fund's net asset value ; and
•amounts invested directly with banks in the form of instant access deposits, and term deposits with a maturity of no more than three months.
As of December 31, 2025, we also had €8 billion of undrawn general corporate purpose confirmed credit facilities, half of which expires in December 2027 and half in March 2030. Those credit facilities are not subject to financial covenant ratios.
Our policy is to diversify our sources of funding through public or private issuances of debt securities, in the US (shelf registration statement) and Europe (Euro Medium Term Note program). In addition, our A-1+/P-1/S-1+ (by Standard & Poor’s/Moody’s/Scope
Ratings respectively) short-term rating gives us access to commercial paper programs in the US, and to Negotiable European
Commercial Paper programs in France. The average maturity of our total debt was 3.58 years as of December 31, 2025, compared with 3.56 years as of December 31, 2024.
Average drawdowns under the Negotiable European Commercial Paper program in France during 2025 were €0.1 billion (with a maximum of €0.2 billion); the average maturity of those drawdowns was three months. As of December 31, 2025, this program was not being utilized.
Average drawdowns under the US Commercial Paper program during 2025 were $3.8 billion (with a maximum of $6.8 billion);
the average maturity of those drawdowns was two months. As of December 31, 2025, drawdowns under the program amounted to $1.0 billion.
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
To optimize the cost of debt or reduce the volatility of debt and manage its exposure to financial foreign exchange risk, Sanofi uses derivative instruments (interest rate swaps, currency swaps, foreign exchange swaps and forward contracts) that alter the fixed/floating rate split and the currency split of its net debt.
The projected full-year sensitivity to interest rate fluctuations of our debt, net of cash and cash equivalents for 2026 is as follows:

Change in short-term interest rates	Impact on pre-tax net income (€ million)	Impact on pre-tax income/(expense) recognized directly in equity (€ million)
+100 bp	50	27
+25 bp	12	7
-25 bp	(12)	(7)
-100 bp	(50)	(27)
Stock Market Risk
It is our policy not to trade on the stock market for speculative purposes.

SANOFI FORM 20-F 2025	169

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
pay any taxes owed, and the holder will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of Sanofi ADSs to reflect the sale and pay to the holder any proceeds, or send to the holder any property, remaining after it has paid the taxes. For additional information regarding taxation, see “Item 10. Additional Information — E. Taxation.”

170	SANOFI FORM 20-F 2025

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
taxes and governmental charges in connection with payments to JPMorgan under the letter agreement.
From January 1, 2025 to December 31, 2025, we received a total amount of $23,930,596.45 from JPMorgan pursuant to the letter agreement.

SANOFI FORM 20-F 2025	171

PART II
ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
N/A
Item 14. Material Modifications to the Rights of Security Holders
N/A

172	SANOFI FORM 20-F 2025

PART II
Item 15. Controls and Procedures
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
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
B. Management’s Annual Report on Internal Control over Financial Reporting
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2025 based on the framework in “Internal Control — Integrated
Framework” (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Blueprint Medicines (Blueprint Medicines Corporation and its affiliates), acquired in 2025, has been excluded from the scope of management’s assessment and conclusion on internal control over financial reporting as of December 31, 2025. Blueprint is included in the 2025 consolidated financial statements of the Company; it represents less than 1% of total assets as of December
31, 2025 and less than 1% of net sales for the year then ended.
Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.
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
The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers Audit
(PCAOB ID 1347) and Forvis Mazars SA (PCAOB ID 1334) independent registered public accounting firms, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2025, which is included herein. See paragraph (c) of the present Item 15., below.
C. Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by
PricewaterhouseCoopers Audit and Forvis Mazars SA , independent registered public accounting firms. See their report included under “Item 18. Financial Statements” on page 181.
D. Changes in Internal Control over Financial Reporting
There were no changes to the Company's internal control over financial reporting that occurred during the period covered by this
Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

SANOFI FORM 20-F 2025	173

PART II
ITEM 16A. Audit Committee Financial Expert
Item 16A. Audit Committee Financial Expert
The Audit Committee is composed of Carole Ferrand, Clotilde Delbos, Christophe Babule, and Anne-Françoise Nesmes.
Our Board of Directors has determined that all directors are independent financial experts within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.
The Board of Directors deemed Carole Ferrand to be a financial expert based on her education and experience in audit at
PricewaterhouseCoopers, as Financing Operations Director of Groupe Artémis and as Chief Financial Officer of Sony France,
EuropaCorp and Capgemini. She is now Head of Strategy and Development of Motier Holding.
The Board of Directors deemed Clotilde Delbos to be a financial expert based on her education and experience in Audit, Mergers
& Acquisitions and Treasury, including at PricewaterhouseCoopers and Pechiney. She has also been Chief Financial Officer of
Renault Group for six years.
The Board of Directors deemed Christophe Babule to be a financial expert based on his education and experience in audit and corporate finance in major corporations and as Executive Vice President and Chief Financial Officer of L’Oréal. He has also served as a director of L’Oréal US Inc.
The Board of Directors deemed Anne-Françoise Nesmes to be a financial expert based on her education and experience as a
Chief Financial Officer of several listed companies: Dechra Pharmaceuticals PLC, Merlin Entertainments PLC, and
Smith & Nephew PLC. She was Chief Financial Officer of Smith & Nephew PLC until the end of 2024.
The Board of Directors has determined that all four directors meet the independence criteria of Rule 10A-3 under the Exchange
Act, although only Carole Ferrand, Clotilde Delbos, and Anne-Françoise Nesmes meet the French AFEP-MEDEF Code criteria of independence applied by the Board of Directors for general corporate governance purposes (see "Item 16G. Corporate
Governance" below).
Item 16B. Code of Ethics
We have adopted a code of ethics (hereafter the "Code of Conduct"), as defined in Item 16B. of Form 20-F under the Exchange
Act, containing specific rules relating to financial ethics. Our Code of Conduct applies to our Chief Executive Officer, Chief
Financial Officer, Chief Accounting Officer and other officers performing similar functions, as designated from time to time. Our
Code of Conduct was amended on September 29, 2025 and this amended version is available on our website at www.sanofi.com
(information on our website is not incorporated by reference of this annual report). The main changes consisted in the addition of a new chapter on health and safety, and in strengthening commitments regarding inclusion, environmental protection and intellectual property protection. A copy of our Code of Conduct may also be obtained free of charge by addressing a written request to the attention of Individual Shareholder Relations at our headquarters in Paris. We will disclose any future amendments to the provisions of such financial Code of Conduct on our website.
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
Item 16D. Exemptions from the Listing Standards for Audit
Committees
N/A

174	SANOFI FORM 20-F 2025

PART II
ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated
Purchasers
In 2025, Sanofi made the following purchases of its ordinary shares.

Period	(A) Total Number of Shares Purchased	(B) Average Price Paid per Share	(C) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(b)	(D) Approximate Value of Shares that May Yet Be Purchased Under the Plans or Programs(c)
January 2025	—	n/a	—	18,972
February 2025(a)	32,444,976	101.71	32,444,976	15,672
March 2025	2,821,680	106.32	2,821,680	15,372
April 2025	3,221,338	93.13	3,221,338	15,072
May 2025	423,109	94.54	423,109	21,433
June 2025	469,160	85.26	469,160	21,393
July 2025	479,363	83.44	479,363	21,353
August 2025	477,425	83.78	477,425	21,313
September 2025	498,484	80.24	498,484	21,273
October 2025	3,490,676	85.94	3,490,676	20,973
November 2025	3,444,999	87.08	3,444,999	20,673
December 2025	3,609,718	83.11	3,609,718	20,373
Total	51,380,928	97.31	51,380,928
(a)On February 2, 2025, Sanofi and L'Oréal entered into a share purchase agreement pursuant to which Sanofi repurchased 29,556,650 shares from
L’Oréal, a significant shareholder, at €101.50 per share, for a total amount of approximately €3 billion. Following the repurchase, and after cancellation on March 13, 2025 of said shares, as of December 31, 2025 L’Oréal held 7.27% of Sanofi’s share capital and 13.10% of Sanofi’s effective voting rights
(excluding treasury shares). For more information, see "Item 8. Financial Information - B. Significant Changes".
(b)Sanofi was authorized to repurchase up to €18,971,999,400 of its own shares for a period of eighteen months (i.e. through October 30, 2025) by the
Annual Shareholders’ Meeting held on April 30, 2024. Sanofi was subsequently authorized to repurchase up to €21,473,086,240 of its own shares for a period of eighteen months (i.e. through October 30, 2026) by the Annual Shareholders’ Meeting held on April 30, 2025.
(c)Millions of euros.
For more information see Exhibit 2.2. "Description of securities registered under section 12 of the Exchange Act." of this annual report.
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
or “reportable events” (as that term is defined in Item 16F.(a)(1)(v) of the Instructions to Form 20-F) during those periods.
A copy of Ernst & Young et Autres’ letter, dated February 23, 2024, was filed as Exhibit 15.3 to the annual report on Form 20-F for the year ended December 31, 2023, filed on February 23, 2024.

SANOFI FORM 20-F 2025	175

PART II
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
As a “foreign private issuer”, as defined in the rules promulgated under the Exchange Act, Sanofi is permitted, pursuant to
NASDAQ Listing Rule 5615(a)(3), to follow its home country practice in lieu of certain NASDAQ corporate governance requirements applicable to US corporations listed on the NASDAQ. Sanofi has informed NASDAQ that it intends to follow corporate governance standards under French law to the extent permitted by the NASDAQ listing rules and US securities laws, as further discussed below.
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
NASDAQ rules require shareholder approval when a plan or other equity compensation arrangement is established or materially amended, under French law our shareholders must decide any issuance of equity, as a general matter. We intend to follow our
French home country practice and ask our shareholders to delegate their authority to issue incentive equity and define the final

176	SANOFI FORM 20-F 2025

PART II
Item 16G. Corporate Governance
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
The Company has, pursuant to Rule 10D-1 under the Exchange Act, adopted a recovery policy for compensation erroneously paid to “executive officers” (as defined in Rule 10D-1(d) under the Exchange Act) based in whole or in part on any financial reporting measures pursuant to the applicable NASDAQ listing rules, Rule 10D-1 under the Exchange Act and applicable interpretive guidance. For more information concerning our recovery policy for compensation erroneously paid to “executive officers”, see also “Item 6. Directors, Senior Management and Employees – B. Compensation”. Our recovery policy for compensation erroneously paid to “executive officers” is incorporated by reference to Exhibit 97 of the Company’s Annual
Report on Form 20-F for the year ended December 31, 2023.
Item 16H. Mine Safety Disclosure
N/A
Item 16I. Disclosure regarding foreign jurisdictions that prevent inspections
N/A
Item 16J. Insider Trading Policies
Sanofi has adopted a Global Operating Procedure on the Prevention of Insider Trading governing the purchase, sale, and other dispositions of securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. A copy of the policy is included as
Exhibit 11.1. to this annual report.

SANOFI FORM 20-F 2025	177

PART II
ITEM 16K. Cybersecurity

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
Sanofi regularly analyzes its Internet-based services and performs regular penetration tests and attack simulations to assess the protection and detection capabilities. The cybersecurity compliance status of computing assets connected to Sanofi’s network is routinely consolidated for Sanofi's business units, including within manufacturing, and research and development sites. Monthly dashboards are published and shared within Sanofi’s different business units and global functions. Sanofi implements corrective measures and improvement actions in response to these processes. Data classification and protection tools are in place, such as the implementation of a specific process and technology aimed at detecting and responding to abnormal data flows.
Sanofi has set up a cybersecurity operation center in charge of detecting and responding to cybersecurity threats and attacks, as well as coordinating Sanofi-wide incident responses. Incident response trainings and simulations are run within Sanofi to seek to be better prepared in case of a cybersecurity incident. In addition, Sanofi’s employees, who are the main users of Sanofi’s digital assets, are regularly trained to face cybersecurity threats and attacks. In the event of a cyberattack, Sanofi has established a plan that includes criteria triggering the notification process for material cybersecurity incidents,, including from the cybersecurity operation center and the Chief Information Security Officer who can use the internal escalation channels to inform the management and the Board of Directors and, as appropriate, the relevant regulatory bodies.
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
Although Sanofi has put in place the cybersecurity processes described above, Sanofi remains exposed to cybersecurity attacks and incidents and misuse or manipulation of any of its IT systems, which could have a material adverse effect on its business strategy, results of operations or financial condition (see “Item 3. Key Information — D. Risk factors — Risks relating to our business — Breaches of data security, disruptions of information technology systems and cyber threats could result in financial, legal, competitive, operational, business, or reputational harm”).

178	SANOFI FORM 20-F 2025

PART II
Item 16K. Cybersecurity

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
The Audit Committee checks that the cybersecurity risks are well managed and reports on such management to the Board of
Directors. The Board of Directors is also informed of such risks, as well as other cybersecurity matters, through periodic reports from the Chief Digital Officer, the Head of the group Risk Committee, or the Chief Information Security Officer.

SANOFI FORM 20-F 2025	179

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
2.1.
The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

2.2.	Description of securities registered under section 12 of the Exchange Act.
4.1
Share repurchase agreement between Sanofi and L'Oréal, dated February 2, 2025 (Incorporated by reference to Exhibit 4.3 of the Company’s
Annual Report on Form 20-F for the year ended December 31, 2024)

8.1.	List of significant subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure” of this annual report.
11.1	Global Operating Procedure on the Prevention of Insider Trading (Incorporated by reference to Exhibit 11.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024)
12.1.	Certification by Paul Hudson, Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2.	Certification by Francois-Xavier Roger, Principal Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1.	Certification by Paul Hudson, Chief Executive Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.
13.2.	Certification by Francois-Xavier Roger, Principal Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.
15.1.	Consent of PricewaterhouseCoopers Audit dated February 17, 2026.
15.2.	Consent of Forvis Mazars SA dated February 17, 2026.
15.3	Consent of Ernst and Young dated February 17, 2026.
97.	Clawback policy (Incorporated by reference to Exhibit 97 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023)
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Label Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.
104.1	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

180	SANOFI FORM 20-F 2025

Signatures
Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sanofi
By:	/s/ PAUL HUDSON
Name:	Paul Hudson
Title:	Chief Executive Officer
Date: February 17, 2026

SANOFI FORM 20-F 2025	181

2025 CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firms
Report of Independent Registered Public Accounting Firms
To the Shareholders and the Board of Directors of Sanofi,
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Sanofi and its subsidiaries (together the “Company”) as of
December 31, 2025, and 2024, the related consolidated income statements, and consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and
the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and in
conformity with IFRS as endorsed by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(2013 framework) and our report dated February 17, 2026 expressed an unqualified opinion thereon.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
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
complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

182	SANOFI FORM 20-F 2025

2025 CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firms
Recoverable amount of other intangible assets - Acquired R&D, products, trademarks and other rights

Description of the Matter
Other intangible assets composed of acquired R&D, products, trademarks and other rights amounted to €25,853 million at
December 31, 2025. Management recognized a net loss of €2,242 million relating to impairment charges and reversals for the year ended December 31, 2025. As described in Notes B.6.1., D.4. and D.5. to the consolidated financial statements, other intangible assets not yet available for use are tested for impairment annually and whenever events or circumstances indicate that impairment might exist. Other intangible assets that generate separate cash flows and assets included in cash-generating units (CGUs) are assessed for impairment when events or changes in circumstances indicate that the asset or CGU may be impaired. Management estimates the recoverable amount of the asset and recognizes an impairment loss if the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of the asset is the higher of its fair value less costs to sell or its value in use. Value in use is determined by management using estimated future cash flows generated by the asset or CGU which are discounted and prepared using the same methods as those used in the initial measurement of the assets and on the basis of medium-term strategic plans. Management cash flow projections include significant assumptions related to mid and long-term sales forecasts;
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

How We Addressed the Matter in Our Audit
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These audit procedures included obtaining an understanding of the process and assessing the design and testing the operating effectiveness of controls relating to management’s other intangible assets impairment assessment, including controls over the significant assumptions used in the impairment testing of the other intangible assets. These audit procedures also included, among others, testing management's process for developing the recoverable amount estimate of the other intangible assets, evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management as described above. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable by considering the current and past performance of other intangible assets in comparison to management’s previous forecasts and current trends, the consistency of certain assumptions with external market and industry data, and whether these assumptions were consistent with evidence obtained in other areas of the audit. We involved our professionals with specialized skills and knowledge to assist us notably in the assessment of the discount rate used by management.

Valuation of the provisions for rebates relating to Sanofi’s business in the United States –
Medicaid, Medicare and Managed Care

Description of the Matter
As described in Notes B.13.1. and D.23. to the consolidated financial statements, products sold in the United States include estimates of discounts and rebates incentives (hereinafter the “Rebates”) that are recognized as a reduction of gross sales in the period in which the underlying sales are recognized. The most significant rebate liabilities relate to Medicaid, Medicare and
Managed Care programs which amounted to €1,197 million, €1,402 million and €1,727 million, respectively, at December 31, 2025.
The Rebates estimated by management are based on the nature and patient profile of the underlying product; the applicable regulations or the specific terms and conditions of contracts with governmental authorities, wholesalers, payers and other customers; historical data relating to similar contracts; past experience and sales growth trends for the same or similar products;
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

How We Addressed the Matter in Our Audit
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These audit procedures included obtaining an understanding of the process and assessing the design and testing the operating effectiveness of controls relating to management’s estimates of the provisions for
Rebates relating to the Company’s business in the United States, including controls over the assumptions used to estimate these
Rebates. These procedures also included, among others, developing an independent estimate of the provisions for Rebates by utilizing third party data on inventory levels in distribution channels, volume, changes to price, the terms of the specific rebate programs, and the historical trend of actual rebate claims paid. Additionally, these procedures included testing actual rebate claims paid and evaluating the contractual terms of the Company’s rebate agreements. The independent estimate was compared to the provisions recorded by the Company.

SANOFI FORM 20-F 2025	183

2025 CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firms
Provisions for product liability risks, litigation and other and contingent liabilities

Description of the Matter
Non-current provisions for product liability risks, litigation and other were recorded in an amount of €1,127 million at December 31,
2025. As described in Notes B.12., D.19.3. and D.22. to the consolidated financial statements, the Company records such provisions when an outflow of resources is probable and the amount of the outflow can be reliably estimated. The Company also discloses the contingent liabilities in circumstances where management is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding, or a cash outflow is not probable.
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

How We Addressed the Matter in Our Audit
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These audit procedures included obtaining an understanding of the process and assessing the design and testing the operating effectiveness of controls relating to management’s evaluation of the provisions for product liability risks, litigation and other, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, as well as the need for and the level of financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsels, evaluating management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable through the evaluation of the legal letters and summaries of the proceedings and lawsuit correspondence. Professionals with specialized skill and knowledge were used to assist in evaluating certain legal letters from internal and external counsels. We also evaluated the Company’s disclosures for contingent liabilities.

Uncertain tax positions

Description of the Matter
As described in Notes B.22. and D.19.4. to the consolidated financial statements, the Company has recorded non-current liabilities pertaining to uncertain tax positions of €2,081 million at December 31, 2025. The Company operates in multiple tax jurisdictions, carrying out potentially complex transactions that require management to make judgments and estimates as to the tax impact of those transactions. The positions adopted by the Company in tax matters are based on its interpretation of tax laws and regulations. Some of those positions may be subject to uncertainty. In such cases, the Company assesses the amount of the tax liability on the basis of the following assumptions: that its position will be examined by one or more tax authorities on the basis of all relevant information; that a technical assessment is carried out with reference to legislation, case law, regulations, and established practice; and that each position is assessed individually (or collectively where appropriate), with no offset or aggregation between positions. Those assumptions are assessed on the basis of facts and circumstances existing at the end of the reporting period.
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

/s/ PricewaterhouseCoopers Audit	/s/ Forvis Mazars SA
PricewaterhouseCoopers Audit and Forvis Mazars SA have served as the Company’s auditors since 1999 and 2024, respectively.
Neuilly-sur-Seine and Levallois-Perret, France, February 17, 2026

184	SANOFI FORM 20-F 2025

2025 CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firms
Report of Independent Registered Public Accounting Firms
To the Shareholders and the Board of Directors of Sanofi,
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Sanofi and its subsidiaries ("the Company") as of December
31, 2023, the related consolidated income statements, and consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively, "the consolidated financial statements"), before the effects of the adjustments to retrospectively reflect the classification as discontinued operations of
Opella described in Note D.1.1.1.
In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively reflect the classification as discontinued operations of Opella described in Note D.1.1.1, present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended
December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting
Standards Board and in conformity with International Financial Reporting Standards as endorsed by the European Union (the
2023 financial statements before the effects of the adjustments described in Note D.1.1.1 are not presented herein).
ERNST & YOUNG et Autres was not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the classification as discontinued operations of Opella described in Note D.1.1.1, and, accordingly ERNST & YOUNG et
Autres does not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by PricewaterhouseCoopers Audit in 2024. In the opinion of
PricewaterhouseCoopers Audit, such adjustments are appropriate and have been properly applied.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are public accounting firms registered with the Public
Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the
Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Audit	/s/ ERNST & YOUNG et Autres
PricewaterhouseCoopers Audit and ERNST & YOUNG et Autres have served as the Company’s auditors since 1999 and 1986 to
2024, respectively.

Neuilly-sur-Seine, France, February 23, 2024, except for the effects of the classification as discontinued operations of Opella described in Note D.1.1.1, as to which the date is February 13, 2025	Paris La Défense, France, February 23, 2024

SANOFI FORM 20-F 2025	185

2025 CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firms
Report of Independent Registered Public Accounting Firms
To the Shareholders and the Board of Directors of Sanofi,
Opinion on Internal Control over Financial Reporting
We have audited Sanofi and its subsidiaries’ (together the “Company”) internal control over financial reporting as of December 31,
2025, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated income statements, and consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the two years ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”) and our report dated February 17, 2026 expressed an unqualified opinion thereon.
As indicated in Report of Management on Internal Control Over Financial Reporting appearing under Item 15, management’s assessment and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of
Blueprint Medicines Corporation and its affiliates, which are included in the 2025 consolidated financial statements of the
Company and represented less than 1% of total assets as of December 31, 2025 and less than 1% of net sales for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Blueprint Medicines Corporation and its affiliates.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Audit	/s/ Forvis Mazars SA
Neuilly-sur-Seine and Levallois-Perret , France, February 17, 2026

186	SANOFI FORM 20-F 2025

2025 CONSOLIDATED FINANCIAL STATEMENTS

[THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

SANOFI FORM 20-F 2025	F-1

2025 CONSOLIDATED FINANCIAL STATEMENTS

2025 Consolidated financial statements
The financial statements are presented in accordance with International Financial Reporting Standards (IFRS).

F-2	SANOFI FORM 20-F 2025

2025 CONSOLIDATED FINANCIAL STATEMENTS
Consolidated balance sheets - assets
Consolidated balance sheets - assets

(€ million)	Note	December 31, 2025	December 31, 2024	December 31, 2023
Property, plant and equipment	D.3.1.	10,052	10,091	10,160
Right-of-use assets	D.3.2.	1,459	1,510	1,654
Goodwill	D.4.	41,300	43,384	49,404
Other intangible assets	D.4.	26,261	22,629	24,319
Investments accounted for using the equity method	D.6.	3,259	316	424
Other non-current assets	D.7.	4,364	3,753	3,218
Non-current income tax assets		550	560	188
Deferred tax assets	D.14.	8,608	7,967	6,427
Non-current assets		95,853	90,210	95,794
Inventories	D.9.	10,214	9,431	9,666
Accounts receivable	D.10.	8,410	7,677	8,433
Other current assets	D.11.	4,066	3,826	3,455
Current income tax assets		397	724	391
Cash and cash equivalents	D.13. - D.17.1.	7,657	7,441	8,710
Assets held for sale	D.8. - D.36.	208	13,489	15
Current assets		30,952	42,588	30,670
Total assets		126,805	132,798	126,464

SANOFI FORM 20-F 2025	F-3

2025 CONSOLIDATED FINANCIAL STATEMENTS
Consolidated balance sheets - equity and liabilities
Consolidated balance sheets – equity and liabilities

(€ million)	Note	December 31, 2025	December 31, 2024	December 31, 2023
Equity attributable to equity holders of Sanofi	D.15.	71,376	77,507	74,040
Equity attributable to non-controlling interests	D.16.	334	350	313
Total equity		71,710	77,857	74,353
Long-term debt	D.17.1.	14,248	11,791	14,347
Non-current lease liabilities	D.17.2.	1,467	1,645	1,755
Non-current liabilities related to business combinations and to non-controlling interests	D.18.	585	569	501
Non-current provisions and other non-current liabilities	D.19.	6,703	8,096	7,602
Non-current income tax liabilities	D.19.4.	2,081	1,512	1,842
Deferred tax liabilities	D.14.	1,666	2,166	1,857
Non-current liabilities		26,750	25,779	27,904
Accounts payable		7,361	7,551	7,328
Current liabilities related to business combinations and to non-controlling interests	D.18.	—	72	208
Current provisions and other current liabilities	D.19.5.	15,565	14,241	13,741
Current income tax liabilities		751	697	597
Current lease liabilities	D.17.2.	272	261	275
Short-term debt and current portion of long-term debt	D.17.1.	4,342	4,209	2,045
Liabilities related to assets held for sale	D.8. - D.36.	54	2,131	13
Current liabilities		28,345	29,162	24,207
Total equity and liabilities		126,805	132,798	126,464

F-4	SANOFI FORM 20-F 2025

2025 CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements
Consolidated income statements

(€ million)	Note	2025	2024	2023(a)
Net sales	D.34.	43,626	41,081	37,817
Other revenues	D.34.	3,090	3,205	3,801
Cost of sales		(13,049)	(13,205)	(12,628)
Gross profit		33,667	31,081	28,990
Research and development expenses		(7,842)	(7,394)	(6,507)
Selling and general expenses		(9,543)	(9,183)	(8,933)
Other operating income	D.25.	1,231	1,089	979
Other operating expenses	D.26.	(5,655)	(4,382)	(3,443)
Amortization of intangible assets	D.4.	(1,776)	(1,749)	(1,911)
Impairment of intangible assets	D.5.	(2,241)	(248)	(896)
Fair value remeasurement of contingent consideration	D.12. - D.18.	(104)	(96)	(93)
Restructuring costs and similar items	D.27.	(1,138)	(1,396)	(1,030)
Other gains and losses, and litigation	D.28.	(255)	(470)	(196)
Operating income		6,344	7,252	6,960
Financial expenses	D.29.	(563)	(1,073)	(1,293)
Financial income	D.29.	394	519	584
Income before tax and investments accounted for using the equity method	D.35.1.	6,175	6,698	6,251
Income tax expense	D.30.	(1,043)	(1,204)	(1,017)
Share of profit/(loss) from investments accounted for using the equity method	D.31.	(155)	60	(136)
Net income from continuing operations		4,977	5,554	5,098
Net income from discontinued operations	D.36.	2,874	64	338
Net income		7,851	5,618	5,436
Net income attributable to non-controlling interests	D.32.	38	58	36
Net income attributable to equity holders of Sanofi		7,813	5,560	5,400
Average number of shares outstanding (million)	D.15.9.	1,220.4	1,251.4	1,251.7
Average number of shares after dilution (million)	D.15.9.	1,225.6	1,256.1	1,256.4
•Basic earnings per share from continuing operations (€)		4.05	4.40	4.06
•Basic earnings per share from discontinued operations (€)		2.35	0.04	0.25
Basic earnings per share (€)		6.40	4.44	4.31
•Diluted earnings per share from continuing operations (€)		4.03	4.39	4.05
•Diluted earnings per share from discontinued operations (€)		2.34	0.04	0.25
Diluted earnings per share (€)		6.37	4.43	4.30
(a)2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued operation (2024).

SANOFI FORM 20-F 2025	F-5

2025 CONSOLIDATED FINANCIAL STATEMENTS
Consolidated statements of comprehensive income
Consolidated statements of comprehensive income

(€ million)	Note	2025	2024	2023
Net income		7,851	5,618	5,436
Attributable to equity holders of Sanofi		7,813	5,560	5,400
Attributable to non-controlling interests		38	58	36
Other comprehensive income:
•Actuarial gains/(losses)	D.15.7.	163	11	(168)
•Change in fair value of equity instruments included in financial assets and financial liabilities	D.15.7.	154	(20)	97
•Tax effects	D.15.7.	(138)	(18)	(6)
Sub-total: items not subsequently reclassifiable to profit or loss from continuing operations (A)		179	(27)	(77)
•Change in fair value of debt instruments included in financial assets	D.15.7.	11	5	21
•Change in fair value of cash flow hedges	D.15.7.	(5)	(6)	(1)
•Change in currency translation differences	D.15.7.	(5,140)	2,470	(1,462)
•Tax effects	D.15.7.	(86)	19	(6)
Sub-total: items subsequently reclassifiable to profit or loss from continuing operations (B)		(5,220)	2,488	(1,448)
Other comprehensive income / (loss) from continuing operations for the period, net of taxes (A+B)		(5,041)	2,461	(1,525)
Other comprehensive income / (loss) for the period from discontinued operations, net of taxes (C)		352	(29)	(78)
Comprehensive income		3,162	8,050	3,833
Attributable to equity holders of Sanofi		3,168	7,970	3,810
•Continuing operations		(46)	7,958	3,567
•Discontinued operations		3,214	12	243
Attributable to non-controlling interests		(6)	80	23

F-6	SANOFI FORM 20-F 2025

2025 CONSOLIDATED FINANCIAL STATEMENTS
Consolidated statements of changes in equity
Consolidated statements of changes in equity

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share- based payments	Other comprehensive income	Attributable to equity holders of Sanofi	Attributable to non- controlling interests	Total equity
Balance at January 1, 2023	2,522	125	(706)	66,734	4,658	1,451	74,784	368	75,152
Other comprehensive income for the period	—	—	—	(77)	—	(1,513)	(1,590)	(13)	(1,603)
Net income for the period	—	—	—	5,400	—	—	5,400	36	5,436
Comprehensive income for the period	—	—	—	5,323	—	(1,513)	3,810	23	3,833
Dividend paid out of 2022 earnings (€3.56 per share)	—	—	—	(4,454)	—	—	(4,454)	—	(4,454)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(59)	(59)
Share repurchase program(a)	—	—	(593)	—	—	—	(593)	—	(593)
Share-based payment plans:
•Exercise of stock options(a)	1	36	—	—	—	—	37	—	37
•Issuance of restricted shares and vesting of existing restricted shares(a) (d)	3	(3)	115	(115)	—	—	—	—	—
•Employee share ownership plan(a)	4	155	—	—	—	—	159	—	159
•Value of services obtained from employees	—	—	—	—	283	—	283	—	283
•Tax effects on share-based payments	—	—	—	—	3	—	3	—	3
Other changes arising from issuance of restricted shares(c)	—	—	—	2	—	—	2	—	2
Other changes in non-controlling interests (e)	—	—	—	9	—	—	9	(19)	(10)
Balance at December 31, 2023	2,530	313	(1,184)	67,499	4,944	(62)	74,040	313	74,353

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share- based payments	Other comprehensive income	Attributable to equity holders of Sanofi	Attributable to non- controlling interests	Total equity
Balance at January 1, 2024	2,530	313	(1,184)	67,499	4,944	(62)	74,040	313	74,353
Other comprehensive income for the period	—	—	—	(28)	—	2,438	2,410	22	2,432
Net income for the period	—	—	—	5,560	—	—	5,560	58	5,618
Comprehensive income for the period	—	—	—	5,532	—	2,438	7,970	80	8,050
Dividend paid out of 2023 earnings (€3.76 per share)	—	—	—	(4,704)	—	—	(4,704)	—	(4,704)
Payment of dividends to non- controlling interests	—	—	—	—	—	—	—	(44)	(44)
Share repurchase program(a)	—	—	(302)	—	—	—	(302)	—	(302)
Reduction in share capital (a)	(12)	(492)	530	(26)	—	—	—	—	—
Share-based payment plans:
•Exercise of stock options(a)	1	32	—	—	—	—	33	—	33
•Issuance of restricted shares and vesting of existing restricted shares(a)/(d)	3	(3)	116	(116)	—	—	—	—	—
•Employee share ownership plan(a)	4	150	—	—	—	—	154	—	154
•Value of services obtained from employees	—	—	—	—	305	—	305	—	305
•Tax effects on share-based payments	—	—	—	—	11	—	11	—	11
Other changes arising from issuance of restricted shares(c)	—	—	—	1	—	—	1	—	1
Change in non-controlling interests without loss of control	—	—	—	(1)	—	—	(1)	1	—
Balance at December 31, 2024	2,526	—	(840)	68,185	5,260	2,376	77,507	350	77,857

SANOFI FORM 20-F 2025	F-7

2025 CONSOLIDATED FINANCIAL STATEMENTS
Consolidated statements of changes in equity

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share- based payments	Other comprehensive income	Attributable to equity holders of Sanofi	Attributable to non- controlling interests	Total equity
Balance at January 1, 2025	2,526	—	(840)	68,185	5,260	2,376	77,507	350	77,857
Other comprehensive income for the period	—	—	—	172	—	(4,817)	(4,645)	(44)	(4,689)
Net income for the period	—	—	—	7,813	—	—	7,813	38	7,851
Comprehensive income for the period	—	—	—	7,985	—	(4,817)	3,168	(6)	3,162
Dividend paid out of 2024 earnings (€3.92 per share)	—	—	—	(4,772)	—	—	(4,772)	—	(4,772)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(44)	(44)
Share repurchase program(a)	—	—	(5,015)	—	—	—	(5,015)	—	(5,015)
Reduction in share capital(a)	(96)	(170)	4,802	(4,536)	—	—	—	—	—
Taxes on share cancellations(b)	—	—	(19)	—	—	—	(19)	—	(19)
Share-based payment plans:
•Exercise of stock options(a)	1	14	—	—	—	—	15	—	15
•Issuance of restricted shares and vesting of existing restricted shares(a)/(d)	3	(3)	—	—	—	—	—	—	—
•Employee share ownership plan(a)	5	160	—	—	—	—	165	—	165
•Value of services obtained from employees	—	—	—	—	319	—	319	—	319
•Tax effects on share-based payments	—	—	—	—	(7)	—	(7)	—	(7)
Other changes arising from issuance of restricted shares(c)	—	—	—	15	—	—	15	—	15
Changes in non-controlling interests(e)	—	—	—	—	—	—	—	34	34
Balance at December 31, 2025	2,439	1	(1,072)	66,877	5,572	(2,441)	71,376	334	71,710
(a)See Notes D.15.1., D.15.3., D.15.4. and D.15.5.
(b) Reflects new regulations implemented on the taxation of share cancellations in Article 95 of the French Finance Bill for 2025.
(c)This line comprises the impact of the issuance of restricted shares to former employees of OPELLA in 2025 subsequent to the date on which Sanofi lost control of OPELLA. In 2023 and 2024, this line comprises the impact of the issuance of restricted shares to former employees of EUROAPI subsequent to the date on which Sanofi lost control of EUROAPI.
(d)This line includes the use of existing shares to fulfill vested rights under restricted share plans.
(e)This line mainly comprises changes in non-controlling interests arising from divestments and acquisitions.

F-8	SANOFI FORM 20-F 2025

2025 CONSOLIDATED FINANCIAL STATEMENTS
Consolidated statements of cash flows
Consolidated statements of cash flows

(€ million)	Note	2025	2024	2023(a)
Net income attributable to equity holders of Sanofi		7,813	5,560	5,400
Net (income)/loss from the discontinued Opella business		(2,874)	(64)	(338)
Non-controlling interests	D.32.	38	58	36
Share of undistributed earnings from investments accounted for using the equity method		290	82	293
Depreciation, amortization and impairment of property, plant and equipment, right-of-use assets and intangible assets		5,678	3,586	4,429
Gains and losses on disposals of non-current assets, net of tax(b)		(352)	(366)	(364)
Net change in deferred taxes		(2,439)	(802)	(1,233)
Net change in non-current provisions and other non-current liabilities(c)		(100)	812	105
Cost of employee benefits (stock options and share-based payments)	D.15.2. - D.15.3. - D.15.8.	313	278	260
Impact of the workdown of acquired inventories remeasured at fair value	D.35.1.	126	10	9
Other profit or loss items with no cash effect on cash flows generated by operating activities(d)		273	68	261
Operating cash flow before changes in working capital		8,766	9,222	8,858
(Increase)/decrease in inventories		(39)	(477)	(866)
(Increase)/decrease in accounts receivable		(1,202)	(28)	(472)
Increase/(decrease) in accounts payable		398	789	258
Net change in other current assets and other current liabilities		2,638	(899)	1,493
Net cash provided by/(used in) continuing operating activities		10,561	8,607	9,271
Net cash provided by/(used in) operating activities of the discontinued Opella business		189	474	987
Net cash provided by/(used in) operating activities(e)		10,750	9,081	10,258
Acquisition of property, plant and equipment and intangible assets	D.3. - D.4.	(3,538)	(3,195)	(2,906)
Acquisitions of consolidated undertakings and investments accounted for using the equity method(f)	D.1. - D.18.	(9,394)	(1,901)	(2,535)
Acquisitions of other equity investments	D.7.	(684)	(623)	(134)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax(g)		847	1,461	807
Disposal of consolidated undertakings and investments accounted for using the equity method, net of tax		—	—	42
Net change in other non-current assets		(80)	(40)	(224)
Net cash provided by/(used in) continuing investing activities		(12,849)	(4,298)	(4,950)
Net cash provided by/(used in) investing activities of the discontinued Opella business (h)		(36)	(109)	(1,250)
Net cash inflow from the Opella transaction (i)	D.1.1.1.	10,438	—	—
Net cash provided by/(used in) investing activities		(2,447)	(4,407)	(6,200)
Issuance of Sanofi shares	D.15.1.	177	187	195
Dividends paid:
•to shareholders of Sanofi		(4,772)	(4,704)	(4,454)
•to non-controlling interests		(38)	(38)	(56)
Payments received/(made) on changes of ownership interest in a subsidiary without loss of control		—	—	(3)
Additional long-term debt contracted	D.17.1.	5,559	—	48
Repayments of long-term debt	D.17.1.	(2,622)	(671)	(3,683)
Repayments of lease liabilities		(333)	(282)	(253)
Net change in short-term debt and other financial instruments(j)		(1,100)	59	751
Acquisitions of treasury shares and related tax effect	D.15.4.	(5,030)	(302)	(593)
Net cash provided by/(used in) continuing financing activities		(8,159)	(5,751)	(8,048)
Net cash provided by/(used in) financing activities of the discontinued Opella business		(48)	(12)	(4)
Net cash provided by/(used in) financing activities		(8,207)	(5,763)	(8,052)
Impact of exchange rates on cash and cash equivalents		(47)	(13)	(32)
Cash and cash equivalents reclassified to Assets held for sale as of December 31, 2024		167	(167)	—
Net change in cash and cash equivalents		216	(1,269)	(4,026)
Cash and cash equivalents, beginning of period		7,441	8,710	12,736
Cash and cash equivalents, end of period	D.13.	7,657	7,441	8,710
(a) 2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued operation (2024).
(b) Includes non-current financial assets and deferred taxes amounting to €45 million in 2025, €(146) million in 2024 and €(1) million in 2023.

SANOFI FORM 20-F 2025	F-9

2025 CONSOLIDATED FINANCIAL STATEMENTS
Consolidated statements of cash flows
(c)This line item includes contributions paid to pension funds (see Note D.19.1.).
(d)This line item mainly comprises unrealized foreign exchange gains and losses arising on the remeasurement of monetary items in non-functional currencies and on instruments used to hedge such items.
(e)Including:

	2025	2024	2023
•Income tax paid	(2,885)	(3,291)	(2,623)
•Interest paid	(485)	(587)	(559)
•Interest received	331	447	547
•Dividends received from non-consolidated entities	17	52	17
(f)This line item includes payments made in respect of contingent consideration identified and recognized as a liability in business combinations. For 2025, this line item includes the net cash outflow arising from the acquisitions of Dren-0201, Inc. (see Note D.1.1.2.), of Vigil Neuroscience, Inc. (see Note D.1.1.3.),
of Blueprint Medicines Corporation (see Note D.1.1.4) and of Vicebio Ltd. (see Note D.1.1.5). For 2024, it includes the net cash outflow relating to the acquisition of Inhibrx, Inc. (see Note D.1.2.). For 2023, it includes the net cash outflow on the acquisitions of Provention Bio (see Note D.1.3.).
(g)For 2025 and 2023, this line item mainly comprises disposals of assets and activities related to portfolio streamlining, and disposals of equity and debt instruments. For 2024, this line item includes the sale of the Enjaymo global rights to Recordati for pre-tax proceeds of €768 million.
(h)For 2023, this line item includes the net cash outflow on the acquisition of QRIB (see Note D.1.3.)
(i)For 2025, this amount includes €(667) million in respect of cash and cash equivalents held by Opella as of April 30, 2025. As of December 31, 2024, cash and cash equivalents held by Opella amounted to €167 million and were reported in "Assets held for sale" in the balance sheet as of that date.
(j)For 2025, 2024 and 2023, this line item includes realized foreign exchange differences on (i) cash and cash equivalents in non-functional currencies
(primarily the US dollar) and (ii) derivative instruments used to manage such cash and cash equivalents. For 2025, it also includes (i) a cash outflow of
€356 million relating to a US commercial paper program and (ii) a cash outflow of €666 million arising from the settlement on July 18, 2025 of the financial liabilities of Blueprint Medicines, acquired on July 17, 2025 (see Note D.1.1.4). For 2024, this line item mainly comprises a US commercial paper program for €262 million.

F-10	SANOFI FORM 20-F 2025

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
Sanofi is listed in Paris (Euronext: SAN) and New York (Nasdaq: SNY).
The consolidated financial statements for the year ended December 31, 2025, and the notes thereto, were signed off by the
Sanofi Board of Directors on January 28, 2026.
A/ Basis of preparation
A.1. International financial reporting standards (IFRS)
The consolidated financial statements cover the twelve-month periods ended December 31, 2025, 2024 and 2023.
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
December 31, 2025.
The consolidated financial statements of Sanofi as of December 31, 2025 have been prepared in compliance with IFRS as issued by the International Accounting Standards Board (IASB) and with IFRS as endorsed by the EU as of December 31, 2025.
IFRS as endorsed by the EU as of December 31, 2025 are available under the heading “IFRS Financial Statements” via the following web link:
https://www.efrag.org/Endorsement
The consolidated financial statements have been prepared in accordance with the IFRS general principles of fair presentation, going concern, accrual basis of accounting, consistency of presentation, materiality, and aggregation.
A.2. New standards, amendments and interpretations
A.2.1. New standards applicable from January 1, 2025
On August 15, 2023, the IASB issued "Lack of Exchangeability", an amendment to IAS 21 (The Effects of Changes in Foreign
Exchange Rates), relating to how to determine the exchange rate when a currency is not exchangeable. The amendment became applicable on January 1, 2025, and did not have any material impact on the Sanofi financial statements.
On November 28, 2025, the IASB issued "Disclosures about Uncertainties in the Financial Statements", which includes illustrative examples on how an entity applies the requirements in IFRS Accounting Standards to report the effects of uncertainties in its financial statements. Those illustrative examples did not have any material impact on the Sanofi financial statements.
A.2.2. New pronouncements issued by the IASB and applicable from 2026 or later
This note describes standards, amendments and interpretations issued by the IASB that will have mandatory application in 2026 or subsequent years, and Sanofi’s position regarding future application.
On April 9, 2024, the IASB issued IFRS 18 (Presentation and Disclosure in Financial Statements), applicable from January 1, 2027.
Sanofi will not early adopt this new standard. The transition to IFRS 18 is in progress.
The assessment of the impacts of IFRS 18 transition on presentation and disclosure in Sanofi's consolidated financial statements is ongoing. That assessment is addressing the requirement for subtotals in income statements; the classification of income and expenses in defined categories such as operating, investing and financing; aggregation/disaggregation principles; disclosure of management-defined performance measures; and the presentation of financial performance.
The future structure of the income statement will present operating expenses by function, with some line item adjustments based on the "useful structured summary" principle under IFRS 18.
Management Performance Measures (MPMs) identified to date are "Business gross margin", "Business Operating Income" (BOI)
and "Business Net Income" (BNI); these are the non-IFRS measures that Sanofi currently uses in its financial communications, and that are reconciled to its IFRS income statement in its management commentary (see "Item 5. Operating and Financial Review and Prospects").
From 2027 onwards, those MPMs will be defined and reconciled in the notes to the financial statements, with no significant change expected in their definition.

SANOFI FORM 20-F 2025	F-11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On May 30, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 relating to the classification and measurement of financial instruments, applicable from January 1, 2026. Sanofi does not expect any material impact, and will not early adopt these amendments.
On July 18, 2024, the IASB issued Volume 11 of its annual improvements to various standards, which are essentially in the nature of clarifications, applicable from January 1, 2026 at the earliest. Sanofi does not expect any material impact, and will not early adopt these amendments.
On December 18, 2024, the IASB issued "Contracts referencing nature-dependent electricity", amendments to IFRS 9 and IFRS 7, applicable from January 1, 2026. The amendments clarify the application of the ‘own use’ exemption to Power Purchase
Agreements (PPAs) with physical delivery of renewable energy, and modify the hedge accounting requirements for contracts without physical delivery (VPPAs). Sanofi does not expect any material impact and does not intend to early adopt these amendments. Renewable energy purchase contracts entered into by Sanofi as of December 31, 2024 are described in note D.21.
Sanofi had not entered into any significant new long-term renewable energy purchase contracts as of December 31, 2025.
On November 13, 2025, the IASB issued "The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary
Presentation Currency", amendments to IAS 21 that are applicable from January 1, 2027 (subject to endorsement by the EU).
Sanofi does not expect any material impact and will not early adopt these amendments.
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
and D.5.);
•the amount of liabilities or provisions for restructuring, litigation, tax risks relating to corporate income taxes, and environmental risks (see Notes B.12., B.19., B.20., D.19. and D.22.).
Actual results could differ from these estimates.
A.4. Hyperinflation
In 2025, Sanofi continued to account for subsidiaries based in Venezuela using the full consolidation method, on the basis that the criteria for control as specified in IFRS 10 (Consolidated Financial Statements) are still met. The contribution of the
Venezuelan subsidiaries to the consolidated financial statements is immaterial.
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

F-12	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
A list of the principal companies included in the consolidation in 2025 is presented in Note F.
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

SANOFI FORM 20-F 2025	F-13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Contingent consideration is recognized irrespective of the probability of payment and measured at fair value at the acquisition date . If the contingent consideration was originally recognized as a financial liability, subsequent adjustments to the liability are recognized in profit or loss in the line item Fair value remeasurement of contingent consideration, unless the adjustment is made within the 12 months following the acquisition date and relates to facts and circumstances existing as of that date; and
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

F-14	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

SANOFI FORM 20-F 2025	F-15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The customary useful lives of property, plant and equipment are as follows:

Buildings	15 to 40 years
Fixtures	10 to 20 years
Machinery and equipment	5 to 15 years
Other	3 to 15 years
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
Sanofi recognizes deferred taxes in respect of right-of-use assets and lease liabilities.
Leasehold improvements are depreciated over their economic life, which is capped at the lease term as determined under IFRS 16.

F-16	SANOFI FORM 20-F 2025

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

SANOFI FORM 20-F 2025	F-17

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

F-18	SANOFI FORM 20-F 2025

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
•contingent consideration receivable already carried in the books of an acquired entity or granted in connection with a business combination;
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

SANOFI FORM 20-F 2025	F-19

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

F-20	SANOFI FORM 20-F 2025

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

SANOFI FORM 20-F 2025	F-21

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

F-22	SANOFI FORM 20-F 2025

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
B.8.7. Risks relating to financial instruments
Market risks in respect of non-current financial assets, cash equivalents, derivative instruments and debt are described in the discussions of risk factors presented in “Item 3. Key Information — D. Risk factors” and “Item 11. Quantitative and Qualitative
Disclosures about Market Risk” of Sanofi’s annual report on Form 20-F for 2025.
Credit risk is the risk that customers may fail to pay their debts. For a description of credit risk, refer to “We are subject to the risk of non-payment by our customers” within “Item 3. Key Information — D. Risk factors” and “Item 11. Quantitative and Qualitative
Disclosures about Market Risk” of Sanofi’s annual report on Form 20-F for 2025.
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

SANOFI FORM 20-F 2025	F-23

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
Where the effect of the time value of money is material, those provisions are measured at the present value of the expenditures expected to be required to settle the obligation, calculated using a discount rate that reflects an estimate of the time value of money and the risk specific to the obligation.
Increases in provisions to reflect the effects of the passage of time are recognized within Financial expenses.
B.13. Revenue recognition
B.13.1. Net sales
Revenue arising from the sale of goods is presented in the income statement within Net sales. Net sales comprise revenue from sales of medicines, vaccines and active ingredients, net of sales returns, of customer incentives and discounts, and of certain sales-based payments paid or payable to the healthcare authorities. Analysis of net sales are provided in Note D.34.1. “ Analysis of net sales”.
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
In the case of contracts with distributors, Sanofi does not recognize revenue when the product is physically transferred to the distributor if the products are sold on consignment, or if the distributor acts as an agent. In such cases, revenue is recognized when control is transferred to the end customer, and the distributor’s commission is presented within the line item Selling and general expenses in the income statement.
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

F-24	SANOFI FORM 20-F 2025

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
•the applicable regulations or the specific terms and conditions of contracts with governmental authorities, payers, wholesalers and other customers;
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
VaxServe is a vaccine-related entity whose operations include the distribution within the US of vaccines and other products manufactured by third parties. VaxServe sales of products sourced from third-party manufacturers are presented within Other revenues.
Other revenues is also used to recognize revenues generated from the manufacturing of Consumer Healthcare products on behalf of Opella entities. Until April 30, 2025, Opella entities were within the scope of discontinued operations (see Note B.7.).
With effect from May 1, 2025, Opella entities are treated as related parties in accordance with IAS 24 (see Note D.6.).
In addition, Other revenues includes revenues associated with Consumer Healthcare operations not transferred on the effective date of loss of control of Opella. These comprise primarily, but not exclusively, Consumer Healthcare activities that were not transferred on the effective date of loss of control of Opella, primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028 after a transitional period required to complete the transfer plan agreed with Sanofi in the context of public tendering arrangements; (ii) sales made by the dedicated entity Opella Russie, of which Sanofi continues to hold the capital (Sanofi is continuing to distribute Opella products in Russian territory under a distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of that entity during the term of the distribution agreement); and (iii) sales of the Gold Bond product range, which are continuing in the US through the retained
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

SANOFI FORM 20-F 2025	F-25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
In addition, this line item includes (i) expenses incurred in connection with programs implemented as part of the transformation strategy announced in December 2019 and recently renewed in October 2023, and intended primarily to deliver a global information systems solution, further supported by the implementation from 2021 of Sanofi’s new digital strategy; and
(ii) transaction, integration and separation costs in connection with material acquisitions or divestitures.
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
•gains on bargain purchases;
•costs relating to major litigation; and
•pre-tax separation costs associated with the process of divestment from operations in the event of a major divestment.

F-26	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

SANOFI FORM 20-F 2025	F-27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

F-28	SANOFI FORM 20-F 2025

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
As a result of Sanofi’s exercise of an option with respect to an antibody under the Discovery and Preclinical Development
Agreement, such antibody became a “Licensed Product” under the License and Collaboration Agreement, pursuant to which
Sanofi and Regeneron co-develop the antibody with Sanofi initially being wholly responsible for funding the development program. On receipt of the first positive Phase 3 study results for any antibody being developed under the License and
Collaboration Agreement, the subsequent development costs for that antibody are split 80% Sanofi, 20% Regeneron. Amounts received from Regeneron under the License and Collaboration Agreement are recognized by Sanofi as a reduction in the line item Research and development expenses. Co-development with Regeneron of the antibodies Dupixent, Kevzara and
REGN3500 (SAR440340 - itepekimab) is ongoing under the License and Collaboration Agreement as of December 31, 2025.
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

SANOFI FORM 20-F 2025	F-29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Commercialization
Sanofi is the lead party with respect to the commercialization of all co-developed antibodies, and Regeneron has certain option rights to co-promote the antibodies. Regeneron has exercised its co-promotion rights in the US and in certain other countries.
Sanofi recognizes all sales of the antibodies. Profits and losses arising from commercial operations in the US are split 50/50.
Outside the US, Sanofi is entitled to between 55% and 65% of profits depending on sales of the antibodies, and bears 55% of any losses. The share of profits and losses due to or from Regeneron under the agreement is recognized within the line items Other operating income or Other operating expenses, which are components of Operating income.
In addition, Regeneron is entitled to receive payments contingent on the attainment of specified levels of aggregate sales on all antibodies outside the US, on a rolling twelve-month basis. The opposite entry for that liability is capitalized within Other intangible assets on the balance sheet. Two payments of $50 million each were made in 2022, following attainment first of
$2.0 billion and then of $2.5 billion in sales of all antibodies outside the US on a rolling twelve-month basis. The final milestone payment of $50 million, payable to Regeneron in the event that $3.0 billion in sales on a rolling twelve-month basis is attained, was made in 2023.
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
Effective April 1, 2020, Sanofi and Regeneron signed a Cross License and Commercialization Agreement for Praluent, whereby
Sanofi obtained sole ex-US rights to Praluent, and Regeneron obtained sole US rights to Praluent along with a right to 5%
royalties on Sanofi’s sales of Praluent outside the US. Each party is solely responsible for funding the development, manufacturing and commercialization of Praluent in their respective territories. Although each party has sole responsibility for supplying Praluent in its respective territory, Sanofi and Regeneron are parties to agreements to support manufacturing needs for each other. These agreements were renewed with an effective date of April 2025 to maintain the supply of active ingredients from Regeneron to
Sanofi until March 2026, and the supply of finished goods from Sanofi to Regeneron until December 2028.
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
LIBTAYO (cemiplimab)
Under the 2015 IO LCA as amended in January 2018, Sanofi and Regeneron committed funding of no more than $1,640 million, split on a 50/50 basis ($820 million per company), for the development of REGN2810 (cemiplimab, trademark Libtayo), a PD-1 inhibitor antibody. The funding was raised to $1,840 million by way of amendment effective on September 30, 2021. Regeneron was responsible for the commercialization of Libtayo in the US, and Sanofi in all other territories. Sanofi has exercised its option to co-promote Libtayo in the United States. In 2021, Regeneron exercised its option to co-promote Libtayo in certain other countries.
In June 2022, Sanofi and Regeneron restructured their IO LCA. Under the terms of the Amended and Restated IO LCA,
Regeneron holds exclusive worldwide licensing rights to Libtayo with effect from July 1, 2022.
In July 2022, Sanofi received as consideration an upfront payment of $900 million (€856 million), which was recognized within
Other operating income on the date of receipt. The same line item also includes a regulatory milestone payment of $100 million
(€96 million) following the FDA approval in November 2022 of Libtayo in combination with chemotherapy as a first line treatment for NSCLC (non-small cell lung cancer). In addition, Sanofi is entitled to royalties of 11% and to milestone payments (€116 million in
2023, €111 million in 2022) linked to global net sales of Libtayo; those royalties are recognized within Other operating income in line with the pattern of sales. All of the cash inflows relating to the above items (€138 million in 2025, €117 million in 2024,
€196 million in 2023) are presented within Net cash provided by/(used in) operating activities in the consolidated statement of cash flows.
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

F-30	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The transaction also included time-limited transitional services agreements with Regeneron, including manufacturing, distribution (for which Sanofi acted as agent), and promotion. Those services were all ended in 2025.
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
In 2024, two payments of €25 million and of €50 million were made to AstraZeneca further to contractual sales thresholds being met. In 2025, an additional payment of €100 million was made in relation to a contractual sales threshold achieved in the last quarter of 2024. No other sales milestone was achieved in 2025.
The agreement also specifies that AstraZeneca is responsible for development and manufacturing, and Sanofi for commercialization. Sanofi recognizes the sales and cost of sales (purchases of finished products from AstraZeneca) and shares the Alliance’s commercial profits (i) 50/50 in major territories and (ii) based on 25% of net revenues in other territories. The share of commercial profits and losses due to or from AstraZeneca is recognized as a component of operating income, within the line items Other operating income or Other operating expenses. In addition, Sanofi and AstraZeneca share development costs, with Sanofi’s portion recognized within the income statement line item Research and development expenses.
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
As of December 31, 2025 the liability was remeasured by an amount of €(93) million (€291 million as of December 31, 2024 and
€541 million as of December 31, 2023; the remeasurement in 2023 reflected the strong success of the US launch of Beyfortus, which led to sales forecasts being revised upward from the initial estimate). The resulting adjustment was recognized within
Financial expenses.
For territories other than the US (except for China, which is now considered a “major market,” with profits/losses shared 50/50 with AstraZeneca), the existing agreement between AstraZeneca and Sanofi continues to govern the principal terms of the collaboration: Sanofi recognizes the sales and cost of sales and shares the Alliance’s commercial profits with AstraZeneca.
Beyfortus was approved in Europe in November 2022, in the US in July 2023, in China and Japan during the first quarter of 2024, and in a number of other countries in 2025.

SANOFI FORM 20-F 2025	F-31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D/ Presentation of the financial statements
D.1. Significant transactions
D.1.1. Significant transactions of 2025
D.1.1.1.Opella - Loss of control and equity interest in the associate OPAL JV Co
On April 30, 2025, Sanofi and CD&R closed the Opella transaction following the signature of the share purchase agreement (SPA)
on February 18, 2025. Sanofi retains a significant shareholding in Opella, through a 48.2% equity interest in the associate OPAL JV
Co (based in Luxembourg), which indirectly holds 100% of Opella. Bpifrance owns a 1.8% equity interest, and is represented on
Opella’s Board of Directors.
Completion of the deal resulted in the loss of control of Opella by Sanofi and the derecognition of Opella’s assets and liabilities.
This resulted in a net gain of €2.6 billion, reported within the line item Net income from discontinued operations in the consolidated income statement. The proceeds from the divestment of Opella, determined on the basis of a €16 billion enterprise value, reflect the price of the Opella shares. That price may be subject to adjustment following the finalization of the Opella completion accounts as of April 30, 2025, which is expected to occur in the first quarter of 2026 in accordance with the SPA.
As of the closing date of the transaction, the carrying amount of Opella’s assets and liabilities in the Sanofi consolidated balance sheet was €11.3 billion.
The gain took into account the following components: (i) a reclassification of unrealized foreign exchange losses amounting to
€0.5 billion associated with Opella operations, in accordance with IAS 21 (“The Effects of Changes in Foreign Exchange Rates”);
(ii) recognition of the retained 48.2% equity interest in the associate OPAL JV Co (over which Sanofi exercises significant influence as defined in IAS 28 “Investments in Associates and Joint Ventures”), reported within the balance sheet line item
Investments accounted for using the equity method at an amount of €3.2 billion (representing the fair value of the equity interest at the date of initial recognition in accordance with IFRS 10 and included in the estimated share price, plus capitalized transaction costs); and (iii) other items, mainly comprising compensation as agreed under the separation agreements.
The Opella transaction generated a net cash inflow of €10.4 billion, presented within the line item Net cash inflow from the
Opella transaction in the statement of cash flows.
The Shareholders’ Agreement between Sanofi and CD&R provides for a lock-up period of three years from the closing date, during which Sanofi is only permitted to carry out certain types of direct or indirect transfers of its securities in OPAL JV Co;
thereafter any transfer by Sanofi is subject to a right of first offer in favor of CD&R, together with customary tag‑along and drag‑along rights.
As a reminder, on October 21, 2024, Sanofi and CD&R entered into exclusive negotiations for the transfer of a controlling interest in Opella. As of December 31, 2024, completion of the transaction was considered highly probable. In accordance with the classification and presentation requirements of IFRS 5 (see Note B.7.), all assets of Opella and all liabilities directly related to those assets were classified from October 21, 2024 in the line items Assets held for sale and Liabilities related to assets held for sale, respectively, in the consolidated balance sheet (see Notes D.8. and D.36.) Opella (formerly known as Consumer Healthcare)
constituted an operating segment of Sanofi until October 21, 2024 (see Note D.35., "Segment Information"). Consequently,
Opella met the definition of a discontinued operation under IFRS 5 (see Note B.7.), as a result of which the net income from that business was presented separately within the line item Net income from discontinued operations in the consolidated income statement. This presentation in a separate income statement line item applied to operations for the year ended December 31,
2024 and December 31, 2025, and on a consistent basis for the comparative period presented (2023). The cash flows arising from operating, investing and financing activities of the Opella business were also presented in separate line items in the consolidated statements of cash flows for the year ended December 31, 2024 and December 31, 2025 and for the comparative period presented (2023).
As regards the product liability claims described in Note D.22. "Legal and arbitral proceedings", and in particular the ongoing litigation relating to Zantac in the US, the Separation Agreement, executed July 2024, specifies that Sanofi is to indemnify Opella, without limitation as to amount, for all liabilities resulting from the marketing of any Zantac brand product containing ranitidine as an active pharmaceutical ingredient, including product liability claims.
D.1.1.2. Acquisition of Dren-0201, Inc.
On May 27, 2025, Sanofi announced the completion of the acquisition of 100% of Dren-0201, Inc., adding SAR448501 (formerly
DR-0201) to Sanofi’s immunology pipeline. DR-0201, now named SAR448501, has shown robust B-cell depletion in pre-clinical and early clinical studies. This potential first-in-class targeted bispecific myeloid cell engager targets and engages specific tissue-resident and trafficking myeloid cells to induce deep B-cell depletion via targeted phagocytosis. Recent pre-clinical and early clinical study data in autoimmune diseases suggest that deep B-cell depletion has the potential to reset the adaptive immune system, leading to sustained treatment-free remission in patients with refractory B-cell mediated autoimmune diseases such as lupus, where significant unmet medical needs remain.
The transaction did not meet the criteria for a business combination under IFRS 3, and consequently was accounted for as an acquisition of a group of assets.

F-32	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The acquisition price was €536 million. Of that amount (plus acquisition-related costs), €522 million was allocated to in-process development in respect of SAR448501, and recognized within Other intangible assets in accordance with IAS 38. The difference between that amount and the acquisition price corresponds to the other assets acquired and liabilities assumed in the transaction.
In addition, potential future payments totalling €1.2 billion contingent on attainment of certain development and launch milestones have been recognized as off balance sheet commitments. These milestones will be added to the value of the
SAR448501 intangible asset if and when achieved.
The impact of this acquisition, as reflected within the line item Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows, is a net cash outflow of €539 million.
D.1.1.3. Acquisition of Vigil Neuroscience, Inc.
On May 22, 2025, Sanofi announced that it had entered into an agreement to acquire Vigil Neuroscience, Inc. (Vigil), a publicly traded clinical-stage biotechnology company focused on developing novel therapies for neurodegenerative diseases. This acquisition in neurology, one of Sanofi’s four strategic disease areas, enhances Sanofi’s early-stage pipeline and includes
VG-3927, which will be evaluated in a Phase 2 clinical study in Alzheimer’s disease. VG-3927 is an oral small molecule TREM2 agonist. Activating TREM2 is expected to enhance the neuroprotective function of microglia in Alzheimer’s disease.
Under the terms of a share purchase agreement (including the exclusive right of first negotiation for an exclusive license to
VG-3927 or for transfer of the rights to research, develop, manufacture, and commercialize VG-3927) entered into by Sanofi and
Vigil in June 2024 for an amount of $40 million, Sanofi already held an equity interest in Vigil, representing approximately 12% of
Vigil’s share capital. That equity interest was remeasured through Other comprehensive income.
VGL101, Vigil’s second molecule program, was not acquired by Sanofi.
On August 5, 2025, Sanofi acquired all outstanding common shares of Vigil for $8.00 per share in cash at closing. Based on $8.00 per share, the total equity value of Vigil represents approximately $470 million (on a fully diluted basis).
In addition, Vigil’s shareholders received one non-transferable and non-tradable contractual contingent value right (CVR) per
Vigil share, entitling the holder to receive a deferred cash payment of $2.00 contingent upon the first commercial sales of
VG-3927. That contingent consideration was recognized in Liabilities related to business combinations and to non-controlling interests as of December 31, 2025 (see Note D.18.); the nominal value of the contingent consideration is
$114 million.
The provisional purchase price allocation resulted in the recognition of goodwill amounting to €208 million, as indicated below:

(€ million)	Value at acquisition date
Other intangible assets	119
Other current and non-current assets and liabilities	(2)
Cash and cash equivalents	29
Net deferred tax position	43
Net assets of Vigil	189
Goodwill	208
Equity interests in Vigil acquired in June 2024	(37)
Purchase price (a)	360
(a) Includes the CVRs, valued at €6 million as of the acquisition date.
Other intangible assets represent the value of the VG-3927 IPR&D project.
Goodwill mainly represents the future profits expected from additional pipeline products targeting various neurodegenerative diseases, strengthening Sanofi’s strategic presence in the neurology therapeutic area.
The goodwill arising on this acquisition is not tax deductible.
Vigil has no commercial operations.
Acquisition-related costs were immaterial.
The impact of this acquisition, as reflected within the line item Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows, is a net cash outflow of €326 million.
D.1.1.4. Acquisition of Blueprint Medicines Corporation
On June 2, 2025, Sanofi and Blueprint Medicines Corporation (Blueprint), a US-based, publicly traded biopharmaceutical company specializing in the rare immunological disease systemic mastocytosis (SM) and other KIT-driven diseases, entered into an agreement under which Sanofi agreed to acquire Blueprint.
The acquisition included a rare immunology disease medicine, Ayvakit/Ayvakyt (avapritinib), approved in the US and the EU, and a promising advanced and early-stage immunology pipeline. Blueprint’s established presence among allergists, dermatologists, and immunologists is expected to enhance Sanofi’s growing immunology pipeline.

SANOFI FORM 20-F 2025	F-33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Under the terms of the acquisition, Sanofi agreed to pay $129.00 per share in cash at closing, representing an equity value of approximately $9.1 billion on a fully diluted basis. Blueprint shareholders also received one non-transferable contractual contingent value right (CVR) per share, entitling the holder to receive two potential milestone payments of $2.00 and $4.00 per share on the attainment of future development and regulatory milestones within the applicable milestone period, respectively, for
BLU-808. That contingent consideration was recognized in Liabilities related to business combinations and to non-controlling interests as of December 31, 2025 (see Note D.18.); the nominal value of the contingent consideration is
$448 million.
The total of the transaction, including potential CVR payments, represents approximately $9.5 billion on a fully diluted basis
(€8.2 billion).
In July 2025, Sanofi obtained control of Blueprint after all tender offer and merger conditions had been met.
The provisional purchase price allocation resulted in the recognition of goodwill amounting to €801 million, as indicated below:

(€ million)	Value at acquisition date
Other intangible assets	6,814
Inventories	1,168
Other non-current and current assets and liabilities	312
Cash and cash equivalents	69
Short-term debt	(375)
Net deferred tax position	(1,133)
Net assets of Blueprint	6,855
Goodwill	801
Purchase price (a)	7,656
(a) Includes the CVRs, valued at €45 million as of the acquisition date.
The other intangible assets recognized mainly comprise (i) the marketed rare immunology disease medicine Ayvakit/Ayvakyt
(avapritinib) and (ii) elenestinib, a next-generation medicine for systemic mastocytosis currently in the development phase and expected to be a successor to avapritinib .
A fair value remeasurement of €1,129 million was recognized at the acquisition date on finished goods and work-in-process inventories, to reflect the level of expected profit margin and the amount of inventory on hand; it is expected to be consumed over a period of approximately 28 months
Goodwill mainly represents the capacity to draw on a specialized structure to refresh the existing product portfolio; the competencies of Blueprint staff; the benefits derived from the creation of new growth platforms in rare medicine; and other benefits from the combination of Blueprint and Sanofi.
The goodwill arising on this acquisition is not tax deductible.
Blueprint's contributions to the net sales and business operating income of the Biopharma segment (for a definition refer to Note
D.35. “Segment Information”) since the acquisition date amount to €305 million and €25 million, respectively. Over the same period, Blueprint made a negative contribution of €621 million to consolidated net income, including amortization of intangible assets of €255 million; amortization and expenses arising from the impact of acquired inventories of €126 million; and
restructuring costs and similar items of €309 million.
During the year ended December 31, 2025, Blueprint generated net sales of €641 million on a twelve-month basis.
Acquisition-related costs recognized in profit or loss for the period amounted to €25 million.
The impact of this acquisition, as reflected within the line item Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows, is a net cash outflow of €7,542 million.
D.1.1.5. Acquisition of Vicebio Ltd.
On December 4, 2025, Sanofi announced the completion of the acquisition of 100% of Vicebio Ltd (Vicebio), a privately held biotechnology company headquartered in London, UK. The acquisition brings Sanofi an early-stage combination vaccine candidate for respiratory syncytial virus (RSV) and human metapneumovirus (hMPV), both respiratory viruses, and expands
Sanofi's capabilities in vaccine design and development with Vicebio’s "Molecular Clamp" technology.
Sanofi applied the optional test to identify concentration of fair value under paragraph B7A of IFRS 3. The transaction was accounted for as an acquisition of a group of assets, given that the principal asset (the VXB-241 project, a bivalent vaccine candidate targeting RSV and hMPV, currently in development) concentrates substantially all of the fair value of the acquired set of activities and assets.
The acquisition price was €1,002 million. Of that amount (plus acquisition-related costs), €977 million was allocated to VXB-241 and recognized within Other intangible assets in accordance with IAS 38. The difference between that amount and the acquisition price corresponds to the other assets acquired and liabilities assumed in the transaction.

F-34	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In addition, potential future payments of up to $450 million contingent upon the attainment of development and regulatory milestones have been recognized as off balance sheet commitments. These milestones will be added to the value of the aforementioned intangible asset if and when attained.
The impact of this acquisition, as reflected within the line item Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows, is a net cash outflow of €968 million.
D.1.1.6 Agreed transaction expected to be finalized in the first half of 2026
Acquisition of Dynavax Technologies Corporation
On December 24, 2025, Sanofi announced that it had entered into an agreement to acquire Dynavax Technologies Corporation.
(Dynavax), a publicly traded vaccines company with a marketed adult hepatitis B vaccine (HEPLISAV-B) and a differentiated shingles vaccine candidate. The acquisition augments Sanofi’s presence in adult immunization by bringing together Dynavax’s vaccines with Sanofi’s global scale, development capabilities and commercial reach.
Dynavax’s adult hepatitis B vaccine HEPLISAV-B is currently marketed in the US and is differentiated by its two-dose regimen over one month, which enables high levels of seroprotection faster than other hepatitis B vaccines, which are given in three doses over six months.
The acquisition also includes Dynavax’s shingles vaccine candidate (Z-1018), which is currently in Phase 1/2 clinical development and additional vaccine pipeline projects.
Under the terms of the merger agreement, Sanofi will commence a cash tender offer to acquire all outstanding shares of Dynavax for $15.50 per share in cash, reflecting a total equity value of approximately $2.2 billion.
The transaction has been unanimously approved by the Dynavax Board of Directors.
The acquisition is expected to close in the first quarter of 2026, subject to closing conditions.
A purchase price allocation will be performed at the acquisition date. Sanofi expects the main impacts to be the recognition of intangible assets, in particular the HEPLISAV-B(R) vaccine commercialized product and Dynavax's shingles vaccine candidate
Z-1018.
D.1.2. Significant transactions of 2024
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
The acquisition price was $2,035 million. Of that amount (plus acquisition-related costs), $1,885 million was allocated to in-process development in respect of SAR447537 and recognized within Other intangible assets in accordance with IAS 38. The difference between that amount and the acquisition price corresponds to the other assets acquired and liabilities assumed in the transaction.
In addition, Sanofi awarded the former shareholders of Inhibrx an unquoted, non-negotiable Contingent Value Right (CVR)
certificate entitling them to a deferred cash payment of $5.00 per Inhibrx share, subject to attainment of a specified regulatory milestone before June 30, 2027. The nominal value of that off balance sheet commitment is $300 million.
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
This agreement led to the derecognition of assets relating to the Enjaymo activity, including goodwill of €276 million. The gain arising on the divestment was immaterial.
The impact of the divestment in the consolidated cash flow statement, as reflected in the line item Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax, is a pre-tax cash inflow of
€768 million.

SANOFI FORM 20-F 2025	F-35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.1.3. Significant transactions of 2023
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
Sanofi applied the optional test to identify concentration of fair value under paragraph B7A of IFRS 3. The transaction was accounted for as an acquisition of a group of assets, given that the principal asset (teplizumab-mzwv, commercialized in the US under the name Tzield) concentrates substantially all of the fair value of the acquired set of activities and assets.
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
Goodwill mainly represents the expected future profits attributable to the development of the VMS platform in the US as a result of the integration of QRIB into the Sanofi group.
The entire amount of goodwill is deductible for tax purposes over a period of 15 years.
The impact of this acquisition is reflected in Net cash provided by/(used in) investing activities of the discontinued Opella business in the consolidated statement of cash flows, and represents a net cash outflow of $1,410 million.
Net assets related to this acquisition, including associated goodwill, are part of Opella's net assets and were therefore reclassified to Assets held for sale and Liabilities related to assets held for sale as of December 31, 2024 (see Note D.36.).

F-36	SANOFI FORM 20-F 2025

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
D.2.2. Financial risk management
Credit risk
Credit risk is the risk that customers (wholesalers, distributors, pharmacies, hospitals, clinics or government agencies) may fail to pay their debts; for Sanofi, that risk is mainly concentrated on amounts receivable from wholesalers in the US. Sanofi manages credit risk by vetting customers in order to set credit limits and risk levels, and asking for guarantees or insurance where necessary; performing controls; and monitoring qualitative and quantitative indicators of accounts receivable balances, such as the period of credit taken and overdue payments.
Sales generated by Sanofi with its biggest customers are disclosed in Note D.35.
Market risks
Please refer to "Item 11. Quantitative and Qualitative Disclosures about Market Risk" of this Annual Report on Form 20-F, and to
Notes D.17 and D.20. below.

SANOFI FORM 20-F 2025	F-37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.3. Property, plant and equipment
D.3.1. Property, plant and equipment owned
Property, plant and equipment owned by Sanofi is comprised of the following items:

(€ million)	Land	Buildings	Machinery and equipment	Fixtures, fittings and other	Property, plant and equipment in process	Total
Gross value at January 1, 2023	237	7,328	10,848	2,515	2,996	23,924
Changes in scope of consolidation	—	(11)	(29)	(7)	(4)	(51)
Acquisitions and other increases	—	27	47	36	1,583	1,693
Disposals and other decreases	(2)	(50)	(340)	(100)	(10)	(502)
Currency translation differences	(5)	(94)	(71)	(30)	(45)	(245)
Transfers(a)	(2)	481	457	86	(1,071)	(49)
Gross value at December 31, 2023	228	7,681	10,912	2,500	3,449	24,770
Changes in scope of consolidation	—	—	—	—	—	—
Acquisitions and other increases	—	13	36	36	1,632	1,717
Disposals and other decreases	(3)	(209)	(510)	(173)	(79)	(974)
Currency translation differences	13	163	126	30	17	349
Transfers(a)	(1)	335	764	142	(1,235)	5
Opella reclassification (b)	(36)	(539)	(866)	(154)	(211)	(1,806)
Gross value at December 31, 2024	201	7,444	10,462	2,381	3,573	24,061
Changes in scope of consolidation	—	20	10	—	—	30
Acquisitions and other increases	—	12	72	37	1,701	1,822
Disposals and other decreases	(8)	(404)	(256)	(178)	(22)	(868)
Currency translation differences	(18)	(371)	(253)	(64)	(137)	(843)
Transfers(a)	(26)	361	302	167	(1,530)	(726)
Gross value at December 31, 2025	149	7,062	10,337	2,343	3,585	23,476
Accumulated depreciation & impairment at January 1, 2023	(10)	(4,225)	(7,637)	(2,015)	(168)	(14,055)
Changes in scope of consolidation	—	5	16	3	—	24
Depreciation expense	—	(321)	(620)	(139)	—	(1,080)
Impairment losses, net of reversals	—	(30)	(46)	(4)	(50)	(130)
Disposals and other decreases	—	48	334	98	8	488
Currency translation differences	2	45	44	21	—	112
Transfers(a)	—	(22)	36	(1)	18	31
Accumulated depreciation & impairment at December 31, 2023	(8)	(4,500)	(7,873)	(2,037)	(192)	(14,610)
Changes in scope of consolidation	—	—	—	—	—	—
Depreciation expense	—	(325)	(580)	(136)	—	(1,041)
Impairment losses, net of reversals	—	(47)	(23)	(3)	(32)	(105)
Disposals and other decreases	1	197	507	172	37	914
Currency translation differences	1	(77)	(95)	(18)	—	(189)
Transfers(a)	—	9	5	4	(3)	15
Opella reclassification (b)	6	333	599	97	11	1,046
Accumulated depreciation & impairment at December 31, 2024	—	(4,410)	(7,460)	(1,921)	(179)	(13,970)
Depreciation expense	—	(292)	(541)	(144)	—	(977)
Impairment losses, net of reversals	—	1	—	(6)	(63)	(68)
Disposals and other decreases	—	387	224	168	7	786
Currency translation differences	—	182	164	46	2	394
Transfers(a)	—	131	245	38	(3)	411
Accumulated depreciation & impairment at December 31, 2025	—	(4,001)	(7,368)	(1,819)	(236)	(13,424)
Carrying amount at December 31, 2023	220	3,181	3,039	463	3,257	10,160
Carrying amount at December 31, 2024	201	3,034	3,002	460	3,394	10,091
Carrying amount at December 31, 2025	149	3,061	2,969	524	3,349	10,052
(a)This line mainly comprises property, plant and equipment in process brought into service during the period, and reclassification of assets (other than
Opella assets) to Assets held for sale.
(b)This line comprises property, plant and equipment owned by Opella, reclassified to Assets held for sale as of December 31, 2024 in accordance with
IFRS 5 (see Note D.1.).

F-38	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below sets forth acquisitions and capitalized interest for the years ended December 31, 2025, 2024 and 2023:

(€ million)	2025	2024	2023
Acquisitions	1,822	1,717	1,693
Biopharma (operating segment)	1,822	1,554	1,592
of which Manufacturing & Supply	1,157	1,114	1,188
Opella (discontinued operation, see Note D.1.)	—	163	101
Of which capitalized interest	48	51	26
Off balance sheet commitments relating to property, plant and equipment as of December 31, 2025, 2024 and 2023 are set forth below:

(€ million)	2025	2024	2023
Firm orders of property, plant and equipment	926	422	638
Property, plant and equipment pledged as security for liabilities	1	21	16
The table below sets forth the net impairment losses recognized in each of the last three financial periods:

(€ million)	2025	2024	2023
Net impairment losses on property, plant and equipment(a)	68	105	130
(a)These amounts mainly comprise impairment losses recognized as a result of decisions taken during the periods presented, relating primarily to shutdowns or changes in use of industrial sites.

SANOFI FORM 20-F 2025	F-39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.3.2. Property, plant and equipment leased – right-of-use assets
Right-of-use assets relating to property, plant and equipment leased by Sanofi are analyzed in the table below:

(€ million)	Right-of-use assets
Gross value at January 1, 2023	2,872
Acquisitions and other increases	247
Disposals and other decreases	(314)
Currency translation differences	(58)
Transfers(a)	(75)
Gross value at December 31, 2023	2,672
Acquisitions and other increases	442
Disposals and other decreases	(375)
Currency translation differences	89
Transfers(a)	(60)
Opella reclassification (b)	(155)
Gross value at December 31, 2024	2,613
Changes in scope of consolidation	79
Acquisitions and other increases	299
Disposals and other decreases	(307)
Currency translation differences	(181)
Transfers (a)	(3)
Gross value at December 31, 2025	2,500
Accumulated depreciation & impairment at January 1, 2023	(1,057)
Changes in scope of consolidation	—
Depreciation and impairment charged in the period	(292)
Disposals and other decreases	276
Currency translation differences	21
Transfers(a)	34
Accumulated depreciation & impairment at December 31, 2023	(1,018)
Depreciation and impairment charged in the period	(315)
Disposals and other decreases	183
Currency translation differences	(30)
Transfers(a)	38
Opella reclassification (b)	39
Accumulated depreciation & impairment at December 31, 2024	(1,103)
Depreciation and impairment charged in the period	(269)
Disposals and other decreases	260
Currency translation differences	71
Accumulated depreciation & impairment at December 31, 2025	(1,041)
Carrying amount at December 31, 2023	1,654
Carrying amount at December 31, 2024	1,510
Carrying amount at December 31, 2025	1,459
(a)This line also includes the effect of the reclassification of assets (other than Opella assets) to Assets held for sale.
(b)This line comprises the Opella right-of-use assets, reclassified to Assets held for sale as of December 31, 2024 in accordance with IFRS 5 (see Note D.1.).
Leased assets comprised offices and industrial premises (89%) and the vehicle fleet (11%) as of December 31, 2025.
Annual lease costs on short term leases and low value asset leases amounted to €16 million in the year ended December 31, 2025,
€16 million in the year ended December 31, 2024, and €19 million in the year ended December 31, 2023. Variable lease payments, sub-leasing activities, and sale-and-leaseback transactions were immaterial.
Total cash outflows on leases (excluding annual lease costs on short term leases and low value asset leases) were €393 million in the year ended December 31, 2025, €348 million in the year ended December 31, 2024, and €315 million in the year ended December 31, 2023.
A maturity analysis of the lease liability is disclosed in Note D.17.2.
Commitments related to short-term leases and low value asset leases, including future payments for lease contracts committed but not yet commenced, are disclosed in Note D.21.

F-40	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.4. Goodwill and other intangible assets
Movements in goodwill comprise:

(€ million)	Goodwill
Balance at January 1, 2023	49,892
Acquisitions during the period	475
Other movements during the period(a)	(90)
Currency translation differences	(873)
Balance at December 31, 2023	49,404
Acquisitions during the period	—
Other movements during the period(a)	(351)
Currency translation differences	1,586
Opella reclassification(b)	(7,255)
Balance at December 31, 2024	43,384
Acquisitions during the period(c)	1,010
Other movements during the period(a)	(109)
Currency translation differences	(2,985)
Balance at December 31, 2025	41,300
(a)This line mainly comprises the amount of goodwill allocated to divested operations in accordance with paragraph 86 of IAS 36, including in 2024 the allocated goodwill relating to the divestment of the Enjaymo activity to Recordati (see Note D.1.).
(b)The Opella goodwill was reclassified to Assets held for sale as of December 31, 2024 (see Note D.1.).
(c)The preliminary purchase price allocations for Blueprint Medicines and Vigil Neurosciences resulted in the recognition of goodwill of €801 million and
€208 million, respectively, as of the respective acquisition dates (see Note D.1.).
In accordance with IAS 36, goodwill is allocated to groups of Cash Generating Units (CGUs) at a level corresponding to the
Biopharma operating segment (see Note D.35.).
For the purpose of annual impairment testing of goodwill, the recoverable amount was determined on the basis of value in use, as derived from discounted estimates of the future cash flows in accordance with the policies described in Note B.6.1.

SANOFI FORM 20-F 2025	F-41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movements in other intangible assets comprise:

(€ million)	Acquired R&D	Products, trademarks and other rights	Software	Total other intangible assets
Gross value at January 1, 2023(a)	10,354	69,579	1,783	81,716
Changes in scope of consolidation(c)	113	3,287	1	3,401
Acquisitions and other increases(e)	1,062	1,970	80	3,112
Disposals and other decreases	(262)	(380)	(41)	(683)
Currency translation differences	(242)	(1,584)	(11)	(1,837)
Transfers(b)	(1,253)	861	(4)	(396)
Gross value at December 31, 2023	9,772	73,733	1,808	85,313
Changes in scope of consolidation(c)	1,745	—	—	1,745
Acquisitions and other increases(e)	1,006	444	104	1,554
Disposals and other decreases	(58)	(1,447)	(9)	(1,514)
Currency translation differences	606	2,708	17	3,331
Transfers(b)	(52)	66	(11)	3
Opella reclassification(a)	(153)	(9,156)	(57)	(9,366)
Gross value at December 31, 2024	12,866	66,348	1,852	81,066
Changes in scope of consolidation(c)	3,725	4,802	—	8,527
Acquisitions and other increases(e)	1,090	421	117	1,628
Disposals and other decreases	(22)	(405)	(20)	(447)
Currency translation differences	(1,300)	(5,296)	(48)	(6,644)
Transfers(b)	(1,408)	876	(13)	(545)
Gross value at December 31, 2025	14,951	66,746	1,888	83,585
Accumulated amortization & impairment at January 1, 2023(a)	(4,128)	(54,652)	(1,296)	(60,076)
Changes in scope of consolidation	—	33	—	33
Amortization expense	—	(2,225)	(120)	(2,345)
Impairment losses, net of reversals(d)	(90)	(842)	—	(932)
Disposals and other decreases	262	326	41	629
Currency translation differences	94	1,184	9	1,287
Transfers(b)	128	268	14	410
Accumulated amortization & impairment at December 31, 2023	(3,734)	(55,908)	(1,352)	(60,994)
Amortization expense	—	(2,094)	(106)	(2,200)
Impairment losses, net of reversals(d)	(638)	373	1	(264)
Disposals and other decreases	58	655	9	722
Currency translation differences	(191)	(1,928)	(15)	(2,134)
Transfers(b)	(2)	(3)	—	(5)
Opella reclassification(a)	10	6,398	30	6,438
Accumulated amortization & impairment at December 31, 2024	(4,497)	(52,507)	(1,433)	(58,437)
Amortization expense	—	(1,812)	(112)	(1,924)
Impairment losses, net of reversals(d)	(2,177)	(64)	—	(2,241)
Disposals and other decreases	22	393	21	436
Currency translation differences	431	3,839	40	4,310
Transfers(b)	1	527	4	532
Accumulated amortization & impairment at December 31, 2025	(6,220)	(49,624)	(1,480)	(57,324)
Carrying amount at December 31, 2023	6,038	17,825	456	24,319
Carrying amount at December 31, 2024	8,369	13,841	419	22,629
Carrying amount at December 31, 2025	8,731	17,122	408	26,261
(a)Comprises the other intangible assets of Opella, reclassified to Assets held for sale at December 31, 2024 in accordance with IFRS 5 (see note D.1.).
(b)The “Transfers” line mainly comprises (i) acquired R&D that came into commercial use during the period and (ii) reclassifications of assets (other than
Opella assets) as Assets held for sale.
(c)The “Changes in scope of consolidation” line mainly comprises the fair value of intangible assets recognized in connection with acquisitions made during the period, including Dren-0201, Inc., Blueprint Medicines, Vigil Neurosciences Inc. and Vicebio in 2025 (see Note D.1.).
(d)See Note D.5.

F-42	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(e)This line mainly comprises:
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
“Products, trademarks and other rights” mainly comprise:
•“marketed products”, with a carrying amount of €16.2 billion as of December 31, 2025 (versus €12.7 billion as of December 31,
2024 and €16.6 billion as of December 31, 2023) and a weighted average amortization period of approximately 10 years; and
•“technology platforms”, with a carrying amount of €0.9 billion as of December 31, 2025 (versus €1.1 billion as of December 31,
2024 and €1.2 billion as of December 31, 2023) and a weighted average amortization period of approximately 18 years.
The table below provides information about the principal “marketed products”, which were recognized in connection with major acquisitions made by Sanofi and represented 91% of the carrying amount of that item as of December 31, 2025:

(€ million)	Gross value (e)	Accumulated amortization & impairment	December 31, 2025	Amortization period (years)(a)	Residual amortization period (years)(b)	Carrying amount at December 31, 2024	Carrying amount at December 31, 2023
Boehringer Ingelheim (c) (d)	-	-	-	0	0	1,764	1,806
Chattem(c) (d)	-	-	-	0	0	482	501
Protein Sciences(c)	781	(505)	276	13	5	381	420
Ablynx(c)	1,925	(991)	934	14	7	1,083	1,220
Bioverativ(c)	7,522	(4,195)	3,327	13	7	4,349	5,152
Rezurock	1,792	(609)	1,183	12	8	1,513	1,580
Tzield	2,435	(528)	1,907	12	10	2,339	2,405
Beyfortus	2,018	(294)	1,724	17	15	2,087	1,870
Ayvakit	4,658	(242)	4,416	8	8	—	—
Wayrilz	988	(25)	963	13	13	—	—
Qunol (d)	-	-	-	0	0	699	722
Total: principal marketed products incl. Opella products presented in "Assets held for sale" as of December 31, 2024 and forming part of the Opella transaction in 2025 (see Note D.1.)	22,119	(7,389)	14,730			14,697	15,676
Total: principal marketed products excl. Opella products presented in "Assets held for sale" as of December 31, 2024 and forming part of the Opella transaction in 2025 (see Note D.1.)						11,752	12,647
(a)Weighted averages. The amortization periods for these products vary between 1 and 25 years.
(b)Weighted averages.
(c)Commercialized products derived from the acquisition of these companies. In the case of Bioverativ, the product Enjaymo was sold to Recordati in 2024
(see Note D.1.).
(d) These items were derecognized in connection with the loss of control over Opella (see Note D.1.).
(e) These items exclude Genzyme and Aventis assets, with gross values of €9,866 million and €28,453 million respectively, and carrying amounts of
€5 million and €32 million respectively, as of December 31, 2025.
During 2025, some of the acquired research and development came into commercial use, and started being amortized from the date of marketing approval; the main item involved was Wayrilz (rilzabritunib), a treatment targeting BTK through multi-immune modulation to help address the root causes of immune thrombocytopenia (ITP).
The main asset brought into service during 2023 was ALTUVIIIO (efanesoctocog alfa), a treatment for acute hemorrhages in people with hemophilia A.

SANOFI FORM 20-F 2025	F-43

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

(€ million)	2025	2024	2023(a)
Cost of sales	12	16	14
Research and development expenses	5	1	3
Selling and general expenses	95	87	100
Other operating expenses	—	1	2
Net income from discontinued operations	—	1	1
Total	112	106	120
(a) 2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued operation (2024).
D.5. Impairment of intangible assets and property, plant and equipment
Goodwill
When testing goodwill annually for impairment, the recoverable amount is determined for the Biopharma segment on the basis of value in use, as derived from discounted estimates of the future cash flows in accordance with the policies described in
Note B.6.1.
The value in use of the Biopharma segment was determined by applying an after-tax discount rate to estimated future after-tax cash flows. The after-tax rate used for impairment testing of the Biopharma segment is determined on the basis of Sanofi's weighted average cost of capital (WACC) ; it was 7.25% in 2025.
The pre-tax discount rate applied to estimated pre-tax cash flows is calculated by iteration from the previously-determined value in use; the rate for the Biopharma segment was 10.1%.
The terminal value growth rate applied to future cash flows is determined so as to not exceed the projected long-term growth rate for the industry. In 2025, the perpetual growth rate applied to future cash flows for the Biopharma segment was zero.
Sanofi also applies assumptions on the probability of success of current research and development projects, and more generally on its ability to renew the product portfolio in the longer term.
The assumptions used in testing goodwill for impairment are reviewed annually.
Value in use (determined as described above) is compared with the carrying amount, and this comparison is then subject to sensitivity analyses by reference to key parameters including:
•changes in the discount rate;
•changes in the perpetual growth rate; and
•fluctuations in operating margin.
No impairment of the goodwill would need to be recognized in the event of a reasonably possible change to the assumptions used in 2025.
No impairment losses were recognized against goodwill in the years ended December 31, 2025, 2024 or 2023.
Other intangible assets
When there is evidence that an asset may have become impaired, the asset’s value in use is calculated by applying an after-tax discount rate to the estimated future after-tax cash flows from that asset. Applying after-tax discount rates to after-tax cash flows gives the same values in use as would be obtained by applying pre-tax discount rates to pre-tax cash flows.
The after-tax discount rates used for impairment testing of other intangible assets are obtained by adjusting Sanofi’s weighted average cost of capital to reflect specific country and business risks. In 2025, after-tax discount rates were in a range from 7.25%
to 8.25%.
In most instances, there are no market data that would enable fair value less costs to sell to be determined other than by means of developing a similar estimate based on future cash flows. Consequently, recoverable amount is in substance equal to value in use. The estimates used to determine value in use are sensitive to assumptions specific to the nature of the asset and to Sanofi's activities. Apart from the discount rate, the principal assumptions used in 2025 were as follows:
•mid-term and long-term forecasts;
•perpetual growth or attrition rates, when applicable; and
•probability of success of current research and development projects.
The assumptions used in testing intangible assets for impairment are reviewed at least annually.

F-44	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In 2025, 2024 and 2023, impairment testing of other intangible assets (excluding software) resulted in the recognition of net impairment losses as shown below :

(€ million)	2025	2024	2023
Impairment of other intangible assets, net of reversals (excluding software)	2,241	265	932
Marketed products	56	(167)	—
Biopharma(a)	56	(167)	—
Research and development projects and technology platforms(b)(c)(d)	2,185	415	896
Others	—	17	36
(a) For 2024, this comprises a reversal of €167 million in connection with the disposal of Enjaymo.
(b) For 2025, this amount primarily comprises a €1,663 million impairment loss recognized on tolebrutinib, a drug candidate in the registration phase targeting multiple sclerosis, reflecting the reduced probability of approval arising from the negative PERSEUS Phase 3 study results in Primary
Progressive Multiple Sclerosis (PPMS) and the recent interactions with the FDA and EMA on Secondary Progressive Multiple Sclerosis (SPMS). Other
impairment losses amounting to €522 million were also recorded against various other research and development projects.
(c)For 2024, the net impairment loss of €415 million comprises (i) impairment losses of €640 million against various research and development projects
(including a €239 million loss resulting from the decision taken in February 2025 to discontinue a Phase 3 clinical study investigating of a vaccine candidate to prevent invasive E.coli disease) and (ii) an impairment reversal of €225 million recognized in connection with the disposal of the ProXTen technology platform.
(d)For 2023, this amount mainly comprises an impairment loss of €833 million, reflecting the impact of the strategic decision to de-prioritize certain R&D programs, in particular those related to the NK Cell and ProXTen technology platforms.
As required by IFRS 5, the other intangible assets of Opella were measured in accordance with IAS 36 immediately before their reclassification as of December 31, 2024 as assets held for sale; this assessment did not result in any impairment of their carrying amount being recognized.
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
This scenario presents risks related to the progressive intensification of physical impacts such as the increased frequency of extreme weather events, rising sea levels, and more limited water resources. It may also generate economic and social challenges, requiring adjustments in certain sectors, and leading to regulatory or legal developments that could influence regional activities.
The importance and likelihood of such risks have been assessed and have not led Sanofi to identify any material impact that could generate a risk of impairment of the assets of Sanofi’s CGUs.

SANOFI FORM 20-F 2025	F-45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.6. Investments accounted for using the equity method
Investments accounted for using the equity method comprise associates and joint ventures (see Note B.1.) and are set forth below.

(€ million)	% interest	2025	2024	2023
OPAL JV Co (a)	48.2	2,934	—	—
EUROAPI(b)	29.6	64	82	162
Infraserv GmbH & Co. Höchst KG(c)	31.2	112	102	90
MSP Vaccine Company(d)	50.0	59	81	96
Other investments	—	90	51	76
Total		3,259	316	424
(a)Following the loss of control of Opella, Sanofi holds 48.2% of the associate OPAL JV Co (CD&R holds 50% and Bpifrance holds 1.8%). As of December 31,
2025, the investment includes a €241 million loan to the associate OPAL JV Co being in substance part of the investment.
(b) The investment in EUROAPI includes an impairment loss determined by reference to the quoted market price (€2.27 as of December 31, 2025, €2.88 as of December 31, 2024 and €5.73 as of December 31, 2023).
(c)Joint venture.
(d)Joint venture. MSP Vaccine Company owns 100% of MCM Vaccine BV.
The table below shows Sanofi’s overall share of (i) profit or loss and (ii) other comprehensive income from investments accounted for using the equity method, showing the split between associates and joint ventures in accordance with IFRS 12 (the amounts for each individual associate or joint venture are not material, except for the associate OPAL JV Co as detailed hereafter):

	2025		2024		2023
(€ million)	Joint ventures	Associates(a)	Joint ventures	Associates(a)	Joint ventures	Associates(a)
Share of profit/(loss) from investments accounted for using the equity method	175	(330)	134	(74)	101	(237)
Share of other comprehensive income from investments accounted for using the equity method	(24)	21	3	(5)	(7)	7
Total	151	(309)	137	(79)	94	(230)
(a)In 2025, "Associates" includes the €310 million share of the losses of the associate OPAL JV Co (accounted for under the equity method since May 1,
2025, see Note D.1.) attributable to the equity holders of Sanofi; that amount includes the effects of the purchase price allocation, and of related fair value adjustments to the identifiable assets and liabilities (mainly intangible assets and inventories).The investment in EUROAPI includes an impairment loss determined by reference to the quoted market price (€2.27 as of December 31, 2025, €2.88 as of December 31, 2024 and €5.73 as of December 31,
2023).
The financial statements include arm’s length transactions between Sanofi and some equity-accounted investments that are classified as related parties. The principal transactions and balances with related parties are summarized below:

(€ million)	2025	2024	2023
Sales (c) (d)	50	103	157
Royalties and other income(c) (d)	194	71	14
Accounts receivable and other receivables (a)	588	184	249
Other assets(b)	143	189	—
Purchases and other expenses (including research expenses) (c) (d)	868	600	573
Accounts payable and other liabilities	710	160	190
(a)Includes loans to joint ventures and associates not being in substance part of the investment.
(b)In October 2024, Sanofi raised its investment in EUROAPI by €200 million in the form of a perpetual subordinated hybrid bond. The fair value of this investment as of December 31, 2025 is €143 million.
(c)2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued operation (2024).
(d)In 2025, these amounts include transactions between Sanofi and the associate OPAL JV Co for the period from May 1, 2025 through December 31, 2025.
There were no funding commitments to associates and joint ventures as of December 31, 2025, December 31, 2024 or
December 31, 2023.

F-46	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For off balance sheet commitments of an operational nature involving joint ventures, see Note D.21.1.
Key items from the 2025 unaudited full-year consolidated financial statements of the associate OPAL JV Co, as provided in accordance with Sanofi’s consolidation timelines, are presented below:

(€ million)	December 31, 2025
Consolidated income statement
Net sales and other revenues (a)	3,346
Net income (a)	(622)
Consolidated statement of comprehensive income
Other comprehensive income	47
Comprehensive income	(575)
(a) With effect from May 1, 2025, the associate OPAL JV Co is accounted for using the equity method following the loss of control of Opella by Sanofi on
April 30, 2025. For 2025, these amounts include transactions between Sanofi and the associate OPAL JV Co for the period from May 1, 2025 through
December 31, 2025.

(€ million)	December 31, 2025
Consolidated balance sheet
Non-current assets	15,013
Current assets	2,859
Total assets	17,872
Equity attributable to equity holders of the associate OPAL JV Co	5,380
Equity attributable to non-controlling interests	490
Total equity	5,870
Non-current liabilities	9,850
Current liabilities	2,152
Total liabilities	12,002
Total equity and liabilities	17,872
D.7. Other non-current assets
Other non-current assets comprise:

(€ million)	2025	2024	2023
Equity instruments at fair value through other comprehensive income (D.7.1.)	2,200	1,559	1,088
Debt instruments at fair value through other comprehensive income (D.7.2.)	389	357	346
Other financial assets at fair value through profit or loss (D.7.3.)	1,004	1,027	808
Pre-funded pension obligations (Note D.19.1.)	194	156	271
Long-term prepaid expenses	175	152	114
Long-term loans and advances and other non-current receivables(a)	393	502	591
Derivative financial instruments (Note D.20.)	9	—	—
Total	4,364	3,753	3,218
(a)As of December 31, 2025, this line includes:
–a loan of €150 million to the BioAtrium joint venture which matures on December 1, 2031, of which €156 million was recognized in "Other current assets" as of December 31, 2022;
–a receivable under a sub-lease amounting to €82 million (€116 million before discounting), versus €116 million (or €153 million before discounting) as of
December 31, 2024.
D.7.1. Equity instruments at fair value through other comprehensive income
Quoted equity instruments
The line “Equity instruments at fair value through other comprehensive income” includes equity investments quoted in an active market with a carrying amount of €869 million as of December 31, 2025, €467 million as of December 31, 2024 and €470 million as of December 31, 2023.
The movement in quoted equity investments included in the “Equity instruments at fair value through other comprehensive income” category in the year ended December 31, 2025 was mainly due to increases in the stock prices of quoted equity investments, primarily an increase in the stock price of Innovent Biologics for €216 million.

SANOFI FORM 20-F 2025	F-47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The main changes during previous years in quoted equity investments included in the “Equity instruments at fair value through other comprehensive income” category are described below:
•in 2024: the movement in quoted equity investments included in the “Equity instruments at fair value through other comprehensive income” was mainly due to Sanofi taking a non-controlling equity interest in Novavax in May 2024;
•in 2023: there were no material movements in quoted equity investments during the year ended December 31, 2023.
A 10% decline in stock prices of the quoted equity investments included within “Equity instruments at fair value through other comprehensive income” would have had a pre-tax impact of €87 million on Other comprehensive income as of December 31, 2025.
Unquoted equity instruments
The line item “Equity instruments at fair value through other comprehensive income” also includes equity investments not quoted in an active market with a carrying amount of €1,331 million as of December 31, 2025, €1,092 million as of December 31, 2024 and €618 million as of December 31, 2023.
The change in unquoted equity investments included in the “Equity instruments at fair value through other comprehensive income” category during the year ended December 31, 2025 was mainly due various equity stakes acquired through the Sanofi
Ventures fund. It also includes the following items:
•an investment of €300 million relating to an equity interest of approximately 16% in Orano Med Theranostics, a new entity focused on the discovery, design, and clinical development of next-generation radioligand therapies (RLTs) based on lead-212
(212Pb) alpha-emitting isotopes. The fair value of this investment as of December 31, 2025 was €60 million, and the fair value adjustment of €240 million) was recognized through Other comprehensive income; and
The change in unquoted equity investments included in the “Equity instruments at fair value through other comprehensive income” category during the year ended December 31, 2024 was mainly due to an investment in EUROAPI in the form of a perpetual subordinated hybrid bond, the value of which was €200 million at inception date and €143 million as of December 31,
2025 (versus €189 million as of December 31, 2024), plus various equity stakes acquired through the Sanofi Ventures fund.
In addition, commitments relating to equity investments classified in this asset category amounted to €110 million as of December
31, 2025 (versus €360 million as of December 31, 2024 and €65 million as of December 31, 2023).
D.7.2. Debt instruments at fair value through other comprehensive income
The “Debt instruments at fair value through other comprehensive income” category includes quoted euro-denominated senior bonds amounting to €389 million as of December 31, 2025, including €90 million of securities obtained in exchange for financial assets held to meet obligations to employees under post-employment benefit plans.
Sanofi held €357 million of quoted senior bonds as of December 31, 2024 and €346 million as of December 31, 2023.
As regards debt instruments held to meet obligations to employees under post-employment benefit plans, an increase of 10 basis points in market interest rates as of December 31, 2025 would have had a pre-tax impact of €1 million on Other comprehensive income.
As regards other quoted debt instruments, an increase of 10 basis points in market interest rates as of December 31, 2025 would have had a pre-tax impact of €1 million on Other comprehensive income.
Other comprehensive income recognized in respect of “Equity instruments at fair value through other comprehensive income”
and “Debt instruments at fair value through other comprehensive income” represented unrealized after-tax gains of €415 million for the year ended December 31, 2025, versus unrealized after-tax gains of €342 million for the year ended December 31, 2024 and of €349 million for the year ended December 31, 2023.
An analysis of the change in gains and losses recognized in Other comprehensive income, and of items reclassified to profit or loss, is presented in Note D.15.7.
D.7.3. Other financial assets at fair value through profit or loss
The “Other financial assets at fair value through profit or loss” category mainly includes:
•a portfolio of financial investments (amounting to €688 million as of December 31, 2025) held to fund a deferred compensation plan provided to certain employees (versus €688 million as of December 31, 2024 and €572 million as of December 31, 2023);
•unquoted securities not meeting the definition of equity instruments amounting to €230 million as of December 31, 2025
(versus €165 million as of December 31, 2024 and €132 million as of December 31, 2023). In addition, commitments relating to unquoted securities classified in this asset category amount to €205 million as of December 31, 2025 (compared to €168 million as of December 31, 2024); and
•contingent consideration receivable by Sanofi, amounting to €86 million as of December 31, 2025 (versus €174 million as of
December 31, 2024), recorded entirely as a non-current asset and including contingent consideration receivable recognized following the sale of Enjaymo (see note D.1) based on the probability of achieving certain levels of future sales and discounted.
If the discount rate were to increase by one percentage point, the fair value of the Enjaymo contingent consideration would

F-48	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

decrease by approximately 6%. Changes in the fair value of this contingent consideration are recognized within the income statement line item Fair value remeasurement of contingent consideration (see note B.18.); and
•up to December 31, 2023, contingent consideration receivable by Sanofi following the dissolution of the Sanofi Pasteur MSD
(SPMSD) joint venture, based on a percentage of MSD’s future sales during the 2017-2024 period of specified products previously distributed by SPMSD (see Note D.12.).
D.8. Assets held for sale and liabilities related to assets held for sale
Assets held for sale, and liabilities related to assets held for sale, comprise:

(€ million)	December 31, 2025	December 31, 2024	December 31, 2023
Opella (D.36.)	—	13,489	—
Other	208	—	15
Assets held for sale	208	13,489	15
Opella (D.36.)	—	2,131	—
Other	54	—	13
Liabilities related to assets held for sale	54	2,131	13
D.9. Inventories
Inventories comprise the following:

	2025			2024			2023
(€ million)	Gross value	Allowances	Carrying amount	Gross value	Allowances	Carrying amount	Gross value	Allowances	Carrying amount
Raw materials	1,617	(173)	1,444	1,588	(135)	1,453	1,676	(126)	1,550
Work in process	6,456	(535)	5,921	5,777	(481)	5,296	5,869	(553)	5,316
Finished goods	3,021	(172)	2,849	2,899	(217)	2,682	3,045	(245)	2,800
Total	11,094	(880)	10,214	10,264	(833)	9,431	10,590	(924)	9,666
Allowances include write-downs of products on hand pending marketing approval, except in specific circumstances where it is possible to estimate that recovery of the value of inventories as of the end of the reporting period is highly probable.
Following the Blueprint acquisition, a fair value remeasurement was recognized at the acquisition date on finished goods and work-in-process inventories (see Note D.1.). The carrying amount of the fair value remeasurement is €991 million as of December
31, 2025.
In 2025, 2024 and 2023, no inventories were pledged as security for liabilities.
D.10. Accounts receivable
Accounts receivable break down as follows:

(€ million)	December 31, 2025	December 31, 2024	December 31, 2023
Gross value	8,510	7,777	8,528
Allowances	(100)	(100)	(95)
Carrying amount	8,410	7,677	8,433
The impact of allowances against accounts receivable in 2025 was a net expense of €15 million (versus a net expense of €19 million in 2024 and €8 million in 2023).
The gross value of overdue receivables was €468 million as of December 31, 2025, versus €650 million as of December 31, 2024 and €689 million as of December 31, 2023.

(€ million)	Overdue accounts gross value	Overdue by <1 month	Overdue by 1 to 3 months	Overdue by 3 to 6 months	Overdue by 6 to 12 months	Overdue by > 12 months
December 31, 2025	468	184	134	71	27	52
December 31, 2024	650	316	194	87	9	44
December 31, 2023	689	269	154	123	62	81
Amounts overdue by more than one month relate mainly to public-sector customers.
Some Sanofi subsidiaries have assigned receivables to factoring companies or banks without recourse. The amount of receivables derecognized was nil as of December 31, 2025 (€14 million as of December 31, 2024 and €761 million as of December 31, 2023). The residual guarantees relating to such transfers were immaterial as of December 31, 2025.

SANOFI FORM 20-F 2025	F-49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.11. Other current assets
An analysis of Other current assets is set forth below:

(€ million)	2025	2024	2023
Tax receivables, other than corporate income taxes	759	782	768
Prepaid expenses	918	895	768
Other receivables(a)	1,480	1,446	1,448
Currency derivatives measured at fair value (see Note D.20.)	99	217	201
Other financial assets at fair value through profit or loss	17	115	112
Other current financial assets(b)	793	371	158
Total	4,066	3,826	3,455
(a)This line mainly comprises advance payments to suppliers, and receivables relating to Sanofi's activities as agent under a transitional services agreement.
(b)This item mainly comprises bank loans and receivables maturing in less than one year with high-grade counterparties. As of December 31, 2025, this item also includes debt instruments derived from the acquisition of Blueprint Medicines with maturities of more than 3 months at inception and less than
12 months at December 31, 2025.
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
•level 2: quoted prices in active markets for similar assets and liabilities, or valuation techniques in which all important inputs are derived from observable market data; and
•level 3: valuation techniques in which not all important inputs are derived from observable market data.
The valuation techniques used are described in Note B.8.5.

F-50	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the balance sheet amounts of assets and liabilities measured at fair value.

		2025			2024			2023
		Level in the fair value hierarchy			Level in the fair value hierarchy			Level in the fair value hierarchy
(€ million)	Note	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Quoted equity investments	D.7.1.	869	—	—	467	—	—	470	—	—
Unquoted equity investments	D.7.1.	—	—	1,331	—	—	1,092	—	—	618
Quoted debt securities	D.7.2.	389	—	—	357	—	—	346	—	—
Unquoted debt securities not meeting the definition of equity instruments	D.7.3.	—	—	230	—	—	165	—	—	132
Contingent consideration relating to divestments	D.7.3. & D.11.	—	—	86	—	—	286	—	—	214
Financial assets held to meet obligations under deferred compensation plans	D.7.3. & D.11.	688	—	—	688	—	—	572	—	—
Non-current derivatives	D.7.	—	—	—	—	—	—	—	—	—
Current derivatives	D.11.	—	99	—	—	217	—	—	201	—
Mutual fund investments	D.13.	5,578	—	—	4,161	—	—	5,349	—	—
Total financial assets measured at fair value		7,524	99	1,647	5,673	217	1,543	6,737	201	964
Financial liabilities measured at fair value
MSD contingent consideration (European vaccines business)	D.18.	—	—	—	—	—	72	—	—	127
Shire contingent consideration arising from the acquisition of Translate Bio	D.18.	—	—	531	—	—	568	—	—	441
Contingent consideration arising from the acquisition of Amunix	D.18.	—	—	—	—	—	—	—	—	137
CVRs issued in connection with the acquisition of Blueprint	D.18.	—	—	48	—	—	—	—	—	—
CVRs issued in connection with the acquisition of Vigil	D.18.	—	—	5	—	—	—	—	—	—
Other contingent consideration arising from business combinations and acquisitions	D.18.	—	—	1	—	—	1	—	—	4
Non-current derivatives	D.20.	—	96	—	—	121	—	—	164	—
Current derivatives	D.19.5	—	113	—	—	337	—	—	127	—
Total financial liabilities measured at fair value		—	209	585	—	458	641	—	291	709
No transfers between the different levels of the fair value hierarchy occurred during 2025.
D.13. Cash and cash equivalents

(€ million)	2025	2024	2023
Cash	877	1,270	1,461
Cash equivalents(a)	6,780	6,171	7,249
Cash and cash equivalents	7,657	7,441	8,710
(a)As of December 31, 2025, cash equivalents mainly comprised the following: (i) €5,820 million invested in euro and US dollar denominated money-market mutual funds (December 31, 2024: €4,161 million; December 31, 2023: €5,349 million); and (ii) €270 million of term deposits (December 31,
2024: €1,293 million; December 31, 2023: €1,191 million). Cash equivalents also include €490 million held by captive insurance and reinsurance companies in accordance with insurance regulations (December 31, 2024: €446 million; December 31, 2023: €476 million).

SANOFI FORM 20-F 2025	F-51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.14. Net deferred tax position
An analysis of the net deferred tax position is set forth below:

(€ million)	2025		2024	2023
Deferred taxes on:
Consolidation adjustments (intragroup margin in inventory)	1,928		1,927	1,525
Provision for pensions and other employee benefits	588		787	853
Remeasurement of other acquired intangible assets	(2,767)	(a)	(2,079)	(2,795)
Recognition of acquired property, plant and equipment at fair value	20		(10)	(21)
Equity interests in subsidiaries and investments in other entities(b)	(787)		(1,044)	(1,023)
Tax losses available for carry-forward	1,836		971	1,526
Stock options and other share-based payments	100		103	84
Accrued expenses and provisions deductible at the time of payment(c)	2,297		2,277	1,994
Other(d)	3,727		2,869	2,427
Net deferred tax asset/(liability)	6,942		5,801	4,570
(a)As of December 31, 2025, includes remeasurements of the acquired intangible assets of Bioverativ (€746 million); Principia (€215 million); Ablynx
(€151 million); and Blueprint Medicines (€1,443 million), acquired in 2025 (see Note D.1.).
(b)In some countries, Sanofi is liable for withholding taxes and other tax charges when dividends are distributed. Consequently, Sanofi recognizes a deferred tax liability on the reserves of French and foreign subsidiaries (approximately €73.3 million) which it regards as likely to be distributed in the foreseeable future. In determining the amount of the deferred tax liability as of December 31, 2025, Sanofi took into account changes in the ownership structure of certain subsidiaries, and the effects of changes in the taxation of dividends in France, following the ruling of the Court of Justice of the EU in the Steria case and the resulting amendments to the 2015 Finance Act. As of December 31, 2024, this line includes a deferred tax liability arising from temporary differences on investments in subsidiaries in connection with the separation of Opella; that amount was fully reversed as of December 31,
2025 following the loss of control of Opella in April 2025 (see note D.1.).
(c)Includes deferred tax assets related to restructuring provisions, amounting to €289 million as of December 31, 2025, €319 million as of December 31,
2024, and €286 million as of December 31, 2023.
(d)Includes deferred taxes arising on the spread tax deduction of R&D expenses, amounting to €2,542 million as of December 31, 2025, €2,053 million as of
December 31, 2024, and €1,331 million as of December 31, 2023.
The reserves of Sanofi subsidiaries that would be taxable if distributed but for which no distribution is planned, and for which no deferred tax liability has therefore been recognized, totaled €10.1 billion as of December 31, 2025, compared with €10.5 billion as of December 31, 2024 and €10.0 billion as of December 31, 2023.
Most of Sanofi’s tax loss carry-forwards are available indefinitely. For a description of policies on the recognition of deferred tax assets, refer to Note B.22. For each tax consolidation, the recognition of deferred tax assets is determined on the basis of profit forecasts that are consistent with Sanofi’s medium-term strategic plan, and taking into consideration the tax consequences of the strategic opportunities available to Sanofi within the period of availability of tax loss carry-forwards and the specific circumstances of each tax consolidation. Deferred tax assets relating to tax loss carry-forwards as of December 31, 2025 amounted to €3,458 million, of which €1,622 million were not recognized (primarily composed of prior period tax liabilities following progress of reviews with tax authorities and capital losses). This compares with €3,010 million as of December 31, 2024
(of which €2,039 million were not recognized) and €2,729 million as of December 31, 2023 (of which €1,203 million were not recognized).
The table below shows when tax losses available for carry-forward are due to expire:

(€ million)	Tax losses available for carry-forward(a)
2026	5
2027	3
2028	8
2029	2
2030	43
2031 and later	12,139
Total as of December 31, 2025	12,200
Total as of December 31, 2024	9,812
Total as of December 31, 2023	8,933
(a)Excluding tax loss carry-forwards on asset disposals. Such carry-forwards amounted to €37 million as of December 31, 2025, €40 million as of
December 31, 2024 and €5 million as of December 31, 2023.
Use of tax loss carry-forwards is limited to the entity in which they arose. In jurisdictions where tax consolidations are in place, tax losses can be netted against taxable income generated by entities in the same tax consolidation.
Deferred tax assets not recognized because their future recovery was not regarded as probable given the expected results of the entities in question and unagreed tax positions amounted to €1,620 million in 2025, €2,117 million in 2024 and €1,261 million in
2023.

F-52	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.15. Consolidated shareholders’ equity
D.15.1. Share capital
As of December 31, 2025, the share capital was €2,439,004,304, consisting of 1,219,502,152 shares with a par value of €2.
Treasury shares held by Sanofi are as follows:

	Number of shares (million)	% of share capital for the period
December 31, 2025	11.96	0.981%
December 31, 2024	9.53	0.755%
December 31, 2023	13.45	1.063%
January 1, 2023	8.20	0.650%
Treasury shares are deducted from shareholders’ equity. Gains and losses on disposals of treasury shares are recorded directly in equity and are not recognized in net income for the period.
Movements in the share capital of the Sanofi parent company over the last three years are set forth below:

Date	Transaction	Number of shares
December 31, 2022		1,260,835,732
During 2023	Capital increase by exercise of stock subscription options(a)	504,956
During 2023	Capital increase by issuance of restricted shares(b)	1,330,558
Board meeting of July 27, 2023	Capital increase reserved for employees	2,128,723
December 31, 2023		1,264,799,969
During 2024	Capital increase by exercise of stock subscription options(a)	398,569
During 2024	Capital increase by issuance of restricted shares(b)	1,479,787
Board meeting of July 24, 2024	Capital increase reserved for employees	2,244,396
Board meeting of December 4, 2024	Reduction in share capital by cancellation of treasury shares	(5,800,000)
December 31, 2024		1,263,122,721
During 2025	Capital increase by exercise of stock subscription options(a)	171,150
During 2025	Capital increase by issuance of restricted shares(b)	1,601,921
Board meeting of March 13, 2025	Reduction in share capital by cancellation of treasury shares	(29,556,650)
Board meeting of April 23, 2025	Reduction in share capital by cancellation of treasury shares	(7,506,793)
Board meeting of July 30, 2025	Reduction in share capital by cancellation of treasury shares	(2,664,871)
Board meeting of July 30, 2025	Capital increase reserved for employees	2,377,570
Board meeting of December 10, 2025	Reduction in share capital by cancellation of treasury shares	(8,042,896)
December 31, 2025		1,219,502,152
(a)Shares issued on exercise of Sanofi stock subscription options.
(b)Shares vesting under restricted share plans and issued in the period.
For the disclosures about the management of capital required under IFRS 7, refer to Note D.2.

SANOFI FORM 20-F 2025	F-53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.15.2. Restricted share plans
Restricted share plans are accounted for in accordance with the policies described in Note B.24.3. The principal characteristics of those plans are as follows:

	2025		2024		2023
Type of plan	Performance share plans	Performance share plans	Performance share plans	Performance share plans	Performance share plans	Performance share plans
Date of Board meeting approving the plan	April 30, 2025	October 23, 2025	April 30, 2024	December 4, 2024	May 25, 2023	December 13, 2023
Service period	3 years	3 years	3 years	3 years	3 years	3 years
Total number of shares awarded(a)	4,021,370	115,124	4,505,145	97,100	3,838,434	65,129
Of which with no market condition	2,599,478	7,833	2,888,502	6,649	2,425,047	944
Fair value per share awarded(b)	€83.94	€74.47	€81.84	€79.51	€87.69	€77.42
Of which with market condition	1,421,892	107,291	1,616,643	90,451	1,413,387	64,185
Fair value per share awarded other than to the Chief Executive Officer(c)	€79.25	€68.77	€72.79	€75.11	€83.74	€74.50
Fair value per share awarded other than to the Chief Executive Officer – additional shares(d)	—	—	€13.50	€32.09	€43.60	€34.90
Fair value per share awarded to the Chief Executive Officer(c)	€75.10	—	€72.38	—	€82.17	—
Fair value of plan at the date of grant (€ million)	331	8	346	7	326	5
(a)Includes shares awarded in an additional tranche subject to a higher level of market conditions: 139,665 additional shares awarded in April 2024 and
8,229 awarded in December 2024 (versus 121,097 awarded in May 2023 and 5,838 awarded in December 2023).
(b) Market price of Sanofi shares at the date of grant, adjusted for dividends expected during the vesting period.
(c)Weighting between (i) fair value determined using the Monte-Carlo model and (ii) market price of Sanofi shares at the date of grant, adjusted for dividends expected during the vesting period.
(d)Additional tranche subject to a higher level of market conditions: 139,665 additional shares awarded in April 2024 and 8,229 awarded in
December 2024 (versus 121,097 awarded in May 2023 and 5,838 awarded in December 2023).
The total expense recognized for all restricted share plans, and the number of restricted shares not yet fully vested, are shown in the table below:

	2025	2024(a)	2023(a)
Total expense for restricted share plans (€ million)	288	260	231
Number of shares not yet fully vested as of December 31	11,296,275	10,914,134	9,773,084
Under 2025 plans	4,030,212	—	—
Under 2024 plans	4,017,627	4,454,299	—
Under 2023 plans	3,248,436	3,501,088	3,780,513
Under 2022 plans	—	2,958,747	3,099,158
Under 2021 plans	—	—	2,893,413
(a)Includes shares awarded in an additional tranche subject to a higher level of market conditions: 147,894 additional shares awarded in 2024, and
126,935 awarded in 2023.
D.15.3. Capital increases
The characteristics of the employee share ownership plans awarded in the form of a capital increase reserved for employees in 2025, 2024 and 2023 are summarized in the table below:

	2025	2024	2023
Date of Board meeting approving the plan	January 29, 2025	January 31, 2024	February 2, 2023
Subscription price (€)(a)	72.97	72.87	79.58
Subscription period	June 10-30, 2025	June 4-24, 2024	June 5-23, 2023
Number of shares subscribed	2,260,776	2,124,445	2,009,306
Number of shares issued immediately as employer’s contribution	116,794	119,951	119,417
(a)Subscription price representing 80% of the average of the opening quoted market prices of Sanofi shares during the 20 trading days preceding June 4,
2025, May 30, 2024 and May 31, 2023, respectively.
The table below sets forth the expense recognized for each plan:

(€ million)	2025	2024	2023
Expense recognized	31	45	52
of which employer’s contribution	10	11	12

F-54	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.15.4. Repurchase of Sanofi shares
The Annual General Meetings of Sanofi shareholders held on April 30, 2025, April 30, 2024 and May 25, 2023 each authorized a share repurchase program for a period of 18 months. The following repurchases have been made under those programs:

(in number of shares and € million) Year of authorization	2025		2024		2023
	Number of shares	Value	Number of shares	Value	Number of shares	Value
2025 program	12,892,934	1,103	—	—	—	—
2024 program	38,487,994	3,912	—	—	—	—
2023 program	—	—	3,215,460	302	2,584,540	230
2022 program	—	—	—	—	4,000,204	363
During the meeting of the Board of Directors on January 29, 2025, the Board authorized Sanofi to repurchase the Company's shares, for an amount not exceeding €5 billion, under the terms and conditions set by the General Meeting of April 30, 2024 in its
19th resolution. As part of this authorization, Sanofi entered into a share buyback agreement with its historical shareholder L'Oréal on February 2, 2025 for the acquisition of 2.34% of Sanofi’s share capital, equivalent to 29,556,650 shares, for a total amount of approximately €3 billion, representing a price of €101.50 per share. The conclusion of that agreement was approved by the Board of Directors on the same day prior to the signing of the agreement, and in accordance with the procedure set forth in Articles
L. 225-38 et seq. of the French Commercial Code.
D.15.5. Reductions in share capital
Reductions in share capital for the accounting periods presented are described in the table included at Note D.15.1. above.
Those reductions have no impact on shareholders’ equity.
D.15.6. Currency translation differences
Currency translation differences comprise the following:

(€ million)	2025	2024	2023
Attributable to equity holders of Sanofi	(2,415)	2,408	(31)
Attributable to non-controlling interests	(61)	(17)	(37)
Total	(2,476)	2,391	(68)
The balance as of December 31, 2025 includes an after-tax amount of €(440) million relating to hedges of net investments in foreign operations (refer to Note B.8.3. for a description of the relevant accounting policy), compared with €(679) million as of December 31, 2024 and €(574) million as of December 31, 2023.
As of December 31, 2024, this balance included an amount of €(300) million relating to translation differences of Opella, the assets and liabilities of which are presented in Assets held for sale and Liabilities related to assets held for sale .
The movement in Currency translation differences is mainly attributable to the US dollar.

SANOFI FORM 20-F 2025	F-55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.15.7. Other comprehensive income
Movements within other comprehensive income are shown below:

(€ million)	2025	2024	2023
Actuarial gains/(losses):
•Actuarial gains/(losses) excluding investments accounted for using the equity method (see Note D.19.1.)	150	13	(171)
•Actuarial gains/(losses) of investments accounted for using the equity method, net of taxes	9	(2)	—
•Tax effects	(50)	(27)	18
Equity instruments included in financial assets and financial liabilities:
•Change in fair value (excluding investments accounted for using the equity method)	155	(21)	97
•Change in fair value (investments accounted for using the equity method, net of taxes)	—	—	—
•Equity risk hedging instruments designated as fair value hedges	—	—	—
•Tax effects	(92)	9	(21)
Items not subsequently reclassifiable to profit or loss (a)	172	(28)	(77)
Debt instruments included in financial assets:
•Change in fair value (excluding investments accounted for using the equity method)(b)	11	5	21
•Tax effects	(1)	—	(4)
Cash flow and fair value hedges:
•Change in fair value (excluding investments accounted for using the equity method)(c)	(5)	(3)	1
•Change in fair value (investments accounted for using the equity method, net of taxes)	—	(3)	(2)
▪Tax effects	1	2	—
Change in currency translation differences:
•Currency translation differences on foreign subsidiaries (excluding investments accounted for using the equity method)(d)	(5,095)	2,560	(1,551)
•Currency translation differences (investments accounted for using the equity method)(d)	(12)	3	3
•Hedges of net investments in foreign operations(d)	326	(121)	8
•Tax effects	(86)	17	(2)
Items subsequently reclassifiable to profit or loss(e)	(4,861)	2,460	(1,526)
(a)Items not subsequently reclassifiable to profit or loss and attributable to Opella: €(7) million in 2025, €(1) million in 2024, and an immaterial amount in
2023.
(b)Amounts reclassified to profit or loss: immaterial over all periods.
(c)Amounts reclassified to profit or loss: €(1) million in 2025, €1 million in 2024 and €1 million in 2023.
(d)Amounts reclassified to profit or loss: €462 million in 2025 (including €462 million relating to the deconsolidation of Opella, see Note D.1.), €5 million in
2024 and €(56) million in 2023. Currency translation differences arise from the translation into euros of the financial statements of foreign subsidiaries, and are mainly due to the depreciation of the dollar against the euro.
(e)Items subsequently reclassifiable to profit or loss and attributable to Opella (currency translation differences): €359 million in 2025, €(28) million in 2024,
€(78) million in 2023.

F-56	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.15.8. Stock options
Stock option plans awarded and measurement of stock option plans
No stock options were awarded during 2025, 2024 or 2023.
Stock subscription option plans
Details of the terms of exercise of stock subscription options granted under the various plans are presented below in Sanofi share equivalents. These plans were awarded to certain corporate officers and employees of Sanofi companies.
The table shows all Sanofi stock subscription option plans still outstanding or under which options were exercised in the year ended December 31, 2025:

Source	Date of grant	Number of options granted	Start date of exercise period	Expiry date	Exercise price (€)	Number of options outstanding as of 12/31/2025
Sanofi	06/24/2015	435,000	06/25/2019	06/24/2025	89.38	—
Sanofi	05/04/2016	402,750	05/05/2020	05/04/2026	75.90	85,850
Sanofi	05/10/2017	378,040	05/11/2021	05/10/2027	88.97	257,010
Sanofi	05/02/2018	220,000	05/03/2022	05/02/2028	65.84	168,784
Sanofi	04/30/2019	220,000	05/01/2023	04/30/2029	76.71	213,400
Total						725,044
The exercise of all outstanding stock subscription options would increase shareholders’ equity by approximately €57 million.
The exercise of each option results in the issuance of one share.
Summary of stock option plans
A summary of stock options outstanding at each balance sheet date, and of movements during the relevant periods, is presented below:

	Number of options	Weighted average exercise price per share (€)	Total (€ million)
Options outstanding at January 1, 2023	1,837,969	78.64	144
Options exercisable	1,624,569	78.89	128
Options exercised	(504,956)	73.65	(37)
Options outstanding at December 31, 2023	1,333,013	80.53	107
Options exercisable	1,333,013	80.53	107
Options exercised	(398,569)	81.38	(32)
Options outstanding at December 31, 2024	934,444	80.16	75
Options exercisable	934,444	80.16	75
Options exercised	(171,150)	85.43	(15)
Options forfeited	(38,250)	89.38	(3)
Options outstanding at December 31, 2025	725,044	78.43	57
Options exercisable	725,044	78.43	57
The table below provides summary information about options outstanding and exercisable as of December 31, 2025:

	Outstanding			Exercisable
Range of exercise prices per share	Number of options	Weighted average residual life (years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €60.00 to €70.00 per share	168,784	2.34	65.84	168,784	65.84
From €70.00 to €80.00 per share	299,250	2.47	76.48	299,250	76.48
From €80.00 to €90.00 per share	257,010	1.36	88.97	257,010	88.97
Total	725,044			725,044

SANOFI FORM 20-F 2025	F-57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.15.9. Number of shares used to compute diluted earnings per share
Diluted earnings per share is computed using the number of shares outstanding plus stock options with dilutive effect and restricted shares.

(million)	2025	2024	2023
Average number of shares outstanding	1,220.4	1,251.4	1,251.7
Adjustment for stock options with dilutive effect	0.1	0.1	0.2
Adjustment for restricted shares	5.1	4.6	4.5
Average number of shares used to compute diluted earnings per share	1,225.6	1,256.1	1,256.4
In 2025, 2024 and 2023, all stock options were taken into account in computing diluted earnings per share because they all had a dilutive effect.
D.16. Non-controlling interests
Non-controlling interests did not represent a material component of Sanofi’s consolidated financial statements in the years ended December 31, 2025, 2024 and 2023.
D.17. Debt, cash and cash equivalents and lease liabilities
D.17.1. Debt, cash and cash equivalents
Changes in Sanofi's financial position during the period were as follows:

(€ million)	2025	2024	2023
Long-term debt	14,248	11,791	14,347
Short-term debt and current portion of long-term debt	4,342	4,209	2,045
Interest rate and currency derivatives used to manage debt	112	137	139
Total debt	18,702	16,137	16,531
Cash and cash equivalents	(7,657)	(7,441)	(8,710)
Interest rate and currency derivatives used to manage cash and cash equivalents	(37)	76	(28)
Net debt(a)	11,008	8,772	7,793
(a)Net debt does not include lease liabilities, which amounted to €1,739 million as of December 31, 2025, €1,906 million as of December 31, 2024, and €2,030 million as of December 31, 2023 (see the maturity analysis at Note D.17.2.).
“Net debt” is a non-IFRS financial measure used by management and investors to measure Sanofi’s overall net indebtedness.
Reconciliation of carrying amount to value on redemption

				Value on redemption
(€ million)	Carrying amount at December 31, 2025	Amortized cost	Adjustment to debt measured at fair value	December 31, 2025	December 31, 2024	December 31, 2023
Long-term debt	14,248	43	69	14,360	11,940	14,546
Short-term debt and current portion of long-term debt	4,342	2	—	4,344	4,218	2,045
Interest rate and currency derivatives used to manage debt	112	—	(100)	12	13	(18)
Total debt	18,702	45	(31)	18,716	16,171	16,573
Cash and cash equivalents	(7,657)	—	—	(7,657)	(7,441)	(8,710)
Interest rate and currency derivatives used to manage cash and cash equivalents	(37)	—	—	(37)	76	(28)
Net debt	11,008	45	(31)	11,022	8,806	7,835

F-58	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

a) Principal financing transactions during the year
The table below shows the movement in total debt during the period:

		Cash flows from financing activities			Non-cash items
(€ million)	December 31, 2024	Repayments	New borrowings	Other cash flows(a)	Currency translation differences(b)	Reclassification from non-current to current	Other items(c)	December 31, 2025
Long-term debt	11,791	(19)	5,591	—	(164)	(3,006)	55	14,248
Short-term debt and current portion of long-term debt	4,209	(2,603)	—	(704)	7	3,006	427	4,342
Interest rate and currency derivatives used to manage debt	137	—	(32)	282	(227)	—	(48)	112
Total debt	16,137	(2,622)	5,559	(422)	(384)	—	434	18,702
(a) These amounts include €(356) million related to the US commercial paper program.
(b)These amounts include (i) the impact of foreign currency translation of the financial statements of subsidiaries outside the Euro zone and (ii) foreign exchange gains and losses, €2 million of which was recognized in "Other comprehensive income" following the designation of bonds and commercial paper as a hedge of Sanofi’s net investment in the US. The notional amount of those hedging instruments was $3,000 million for the bonds (maturities between 2027 and 2032), and $1,000 million for the commercial paper (maturity 2026).
(c)These amounts include (i) effects of changes in the scope of consolidation, amounting to €375 million; (ii) movements in accrued interest; and (iii) fair value remeasurements.
Sanofi carried out the following bond issues during the period:
•March 2025: a bond issue of €1.5 billion in two tranches:
–€850 million of floating-rate bonds maturing March 2027, with quarterly coupons and bearing interest at an annual rate of
3-month Euribor plus 30 basis points; and
– €650 million of fixed-rate bonds maturing March 2031, with annual coupons and bearing interest at an annual rate of
2.750%.
•June 2025: a bond issue of €1.5 billion in two tranches:
–€750 million of fixed-rate bonds maturing June 2029, with annual coupons and bearing interest at an annual rate of
2.625%; and
–€750 million of fixed-rate bonds maturing June 2032, with annual coupons and bearing interest at an annual rate of
3.000%.
•November 2025: a bond issue of $3.0 billion in five tranches:
–$400 million of fixed-rate bonds maturing November 2027, with bi-annual coupons and bearing interest at an annual rate of 3.750%; and
–$500 million of floating-rate bonds maturing November 2027, with quarterly coupons and bearing interest at an annual rate of capitalized SOFR plus 0.46%;
–$400 million of fixed-rate bonds maturing November 2028, with bi-annual coupons and bearing interest at an annual rate of 3.800%; and
–$500 million of floating-rate bonds maturing November 2028, with quarterly coupons and bearing interest at an annual rate of capitalized SOFR plus 0.54%; and
–$1,200 million of fixed-rate bonds maturing November 2032, with bi-annual coupons and bearing interest at an annual rate of 4.200%.
Three bond issues were redeemed in 2025:
• the €1 billion fixed-rate bond issue from April 2020, which was redeemed at maturity on April 1, 2025;
•the €850 million fixed-rate bond issue from April 2022, which was redeemed at maturity on April 6, 2025; and
• the €750 million fixed-rate bond issue from September 2015, which was redeemed at maturity on September 22, 2025;
As of December 31, 2025,Sanofi had two syndicated credit facilities linked to social and environmental criteria in place to manage its liquidity in connection with current operations:
•a €4 billion facility maturing December 6, 2027, with no further extension option available; and
•a €4 billion facility maturing March 6, 2030, with no further extension option available.

SANOFI FORM 20-F 2025	F-59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In line with Sanofi’s commitment to embed sustainable development in its strategy, those two revolving credit facilities build in an adjustment mechanism that links the credit spread to the attainment of two sustainable development performance indicators:
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
(c)These amounts mainly comprise changes in accrued interest balances, and fair value adjustments.

		Cash flows from financing activities			Non-cash items
(€ million)	December 31, 2022	Repayments	New borrowings	Other cash flows (a)	Currency translation differences (b)	Reclassification from non-current to current	Other items(c)	December 31, 2023
Long-term debt	14,857	(12)	48	—	(30)	(604)	88	14,347
Short-term debt and current portion of long-term debt	4,174	(3,672)	—	903	(21)	604	57	2,045
Interest rate and currency derivatives used to manage debt	187	—	—	(8)	29	—	(69)	139
Total debt	19,218	(3,684)	48	895	(22)	—	76	16,531
a)These amounts mainly comprise €946 million related to the US commercial paper program.
(b)These amounts include gains and losses, and the impact of foreign currency translation of the financial statements of subsidiaries outside the Euro zone.
(c)These amounts mainly comprise changes in accrued interest balances, and fair value adjustments.
b) Net debt by type, at value on redemption

	2025			2024			2023
(€ million)	Non- current	Current	Total	Non- current	Current	Total	Non- current	Current	Total
Bond issues	14,306	3,165	17,471	11,876	2,716	14,592	14,416	718	15,134
Other bank borrowings	54	936	990	64	1,290	1,354	130	1,118	1,248
Other borrowings	—	1	1	—	3	3	—	6	6
Bank credit balances	—	242	242	—	209	209	—	203	203
Interest rate and currency derivatives used to manage debt	—	12	12	—	13	13	—	(18)	(18)
Total debt	14,360	4,356	18,716	11,940	4,231	16,171	14,546	2,027	16,573
Cash and cash equivalents	—	(7,657)	(7,657)	—	(7,441)	(7,441)	—	(8,710)	(8,710)
Interest rate and currency derivatives used to manage cash and cash equivalents	—	(37)	(37)	—	76	76	—	(28)	(28)
Net debt(a)	14,360	(3,338)	11,022	11,940	(3,134)	8,806	14,546	(6,711)	7,835
(a)Net debt does not include lease liabilities (see the maturity schedule in Note D.17.2.)

F-60	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Bond issues denominated in euros carried out by Sanofi are as follows:

Issuer	ISIN code	Issue date	Maturity	Annual interest rate	Amount (€ million)	Type
Sanofi	FR0013324340	03/21/2018	03/21/2018	1.000%	1,500	EMTN Program
Sanofi	FR0012146801	09/10/2014	09/10/2026	1.750%	1,510	EMTN Program
Sanofi	FR0013201639	09/13/2016	01/13/2027	0.500%	1,150	EMTN Program
Sanofi	FR001400Y1H8	03/11/2025	03/11/2027	E3M+0.30%	850	EMTN Program
Sanofi	FR0013144003	04/05/2016	04/05/2028	1.125%	700	EMTN Program
Sanofi	FR0013409844	03/21/2019	03/21/2029	0.875%	650	EMTN Program
Sanofi	FR0014009KQ0	04/06/2022	04/06/2029	1.250%	650	Standalone Prospectus
Sanofi	FR0014010MQ4	06/23/2025	06/23/2029	2.625%	750	EMTN Program
Sanofi	FR0013324357	03/21/2018	03/21/2030	1.375%	2,000	EMTN Program
Sanofi	FR0013505112	04/09/2020	04/01/2030	1.500%	250	EMTN Program
Sanofi	FR0013505112	03/30/2020	04/01/2030	1.500%	750	EMTN Program
Sanofi	FR001400Y116	03/11/2025	03/11/2031	2.750%	650	EMTN Program
Sanofi	FR0014010MR2	06/23/2025	06/23/2032	3.000%	750	EMTN Program
Sanofi	FR0013409851	03/21/2019	03/21/2034	1.250%	500	EMTN Program
Sanofi	FR0013324373	03/21/2018	03/21/2038	1.875%	1,250	EMTN Program
Bond issues denominated in US dollars carried out by Sanofi under the public bond issue program (shelf registration statement)
registered with the US Securities and Exchange Commission (SEC) comprise:

Issuer	ISIN code	Issue date	Maturity	Annual interest rate	Amount ($ million)	Type
Sanofi	US801060AF19	11/3/2025	11/3/2027	SOFR+0.46%	500	SEC REGISTERED
Sanofi	US801060AE44	11/3/2025	11/3/2027	3.750%	400	SEC REGISTERED
Sanofi	US801060AD60	6/19/2018	6/19/2028	3.625%	1,000	SEC REGISTERED
Sanofi	US801060AH74	11/3/2025	11/3/2028	SOFR+0.54%	500	SEC REGISTERED
Sanofi	US801060AG91	11/3/2025	11/3/2028	3.800%	400	SEC REGISTERED
Sanofi	US801060AJ31	11/3/2025	11/3/2032	4.200%	1,200	SEC REGISTERED
In order to manage its liquidity needs for current operations, as of December 31, 2025 Sanofi had:
•a syndicated credit facility of €4 billion, drawable in euros and in US dollars, maturing December 6, 2027; and
•a syndicated credit facility of €4 billion, drawable in euros and in US dollars, maturing March 6, 2030.
Sanofi also has two commercial paper programs:
•a €6 billion Negotiable European Commercial Paper program in France, with an average drawdown of €0.1 billion and a maximum drawdown of €0.2 billion during 2025. As of December 31, 2025, this program was not being utilized; and
•a $10 billion Commercial Paper program in the US, with an average drawdown of $3.8 billion and a maximum drawdown of $6.8 billion during 2025, and an amount of $1.0 billion drawn down as of December 31, 2025.
The financing in place as of December 31, 2025 at the level of the holding company (which manages most of Sanofi’s financing needs centrally) is not subject to any financial covenants, and contains no clauses linking spreads or fees to the credit rating.

SANOFI FORM 20-F 2025	F-61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c) Debt by maturity, at value on redemption

December 31, 2025		Current	Non-current
(€ million)	Total	2026	2027	2028	2029	2030	2031 and later
Bond issues	17,471	3,165	2,766	2,319	1,300	3,750	4,171
Other bank borrowings	990	936	23	—	1	1	29
Other borrowings	1	1	—	—	—	—	—
Bank credit balances	242	242	—	—	—	—	—
Interest rate and currency derivatives used to manage debt	12	12	—	—	—	—	—
Total debt	18,716	4,356	2,789	2,319	1,301	3,751	4,200
Cash and cash equivalents	(7,657)	(7,657)	—	—	—	—	—
Interest rate and currency derivatives used to manage cash and cash equivalents	(37)	(37)	—	—	—	—	—
Net debt(a)	11,022	(3,338)	2,789	2,319	1,301	3,751	4,200
(a)Net debt does not include lease liabilities, which amounted to €1,739 million as of December 31, 2025; €1,906 million as of December 31, 2024;
and €2,030 million as of December 31, 2023 (see the maturity analysis at Note D.17.2.).
As of December 31, 2025, the undrawn confirmed general-purpose credit facilities at holding company level amounted to €8 billion, half of which expires in 2027 and the other half of which expires in 2030.
As of December 31, 2025, no single counterparty represented more than 6% of Sanofi’s undrawn confirmed credit facilities.

December 31, 2024		Current	Non-current
(€ million)	Total	2025	2026	2027	2028	2029	2030 and later
Bond issues	14,592	2,716	3,010	1,150	1,666	1,300	4,750
Other bank borrowings	1,354	1,290	32	1	1	1	29
Other borrowings	3	3	—	—	—	—	—
Bank credit balances	209	209	—	—	—	—	—
Interest rate and currency derivatives used to manage debt	13	13	—	—	—	—	—
Total debt	16,171	4,231	3,042	1,151	1,667	1,301	4,779
Cash and cash equivalents	(7,441)	(7,441)	—	—	—	—	—
Interest rate and currency derivatives used to manage cash and cash equivalents	76	76	—	—	—	—	—
Net debt	8,806	(3,134)	3,042	1,151	1,667	1,301	4,779

December 31, 2023		Current	Non-current
(€ million)	Total	2024	2025	2026	2027	2028	2029 and later
Bond issues	15,134	718	2,600	3,010	1,150	1,606	6,050
Other bank borrowings	1,248	1,118	98	1	1	1	29
Other borrowings	6	6	—	—	—	—	—
Bank credit balances	203	203	—	—	—	—	—
Interest rate and currency derivatives used to manage debt	(18)	(18)	—	—	—	—	—
Total debt	16,573	2,027	2,698	3,011	1,151	1,607	6,079
Cash and cash equivalents	(8,710)	(8,710)	—	—	—	—	—
Interest rate and currency derivatives used to manage cash and cash equivalents	(28)	(28)	—	—	—	—	—
Net debt	7,835	(6,711)	2,698	3,011	1,151	1,607	6,079

F-62	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d) Debt by interest rate, at value on redemption
The table below splits net debt between fixed and floating rate, and by maturity, as of December 31, 2025. The figures shown are values on redemption, before the effects of derivative instruments:

(€ million)	Total	2026	2027	2028	2029	2030	2031 and later
Fixed-rate debt	15,668	3,010	1,545	1,892	2,050	3,000	4,171
of which euro	13,088
of which US dollar	2,554
% fixed-rate	84%
Floating-rate debt	3,036	1,334	1,276	426
of which euro	1,043
of which US dollar	1,730
% floating-rate	16%
Debt	18,704	4,344	2,821	2,318	2,050	3,000	4,171
Cash and cash equivalents	(7,657)	(7,657)
of which euro	(2,721)
of which US dollar	(4,554)
% floating-rate	100%
Net debt	11,047	(3,313)	2,821	2,318	2,050	3,000	4,171
Sanofi issues debt in two currencies, the euro and the US dollar, and also invests its cash and cash equivalents in those currencies.
Sanofi also operates cash pooling arrangements to manage the surplus cash and short-term liquidity needs of foreign subsidiaries located outside the euro zone.
To optimize the cost of debt or reduce the volatility of debt and manage its exposure to financial foreign exchange risk, Sanofi uses derivative instruments (interest rate swaps, currency swaps, foreign exchange swaps and forward contracts) that alter the fixed/floating rate split and the currency split of its net debt:

(€ million)	Total	2026	2027	2028	2029	2030	2031 and later
Fixed-rate debt	15,884	3,036	2,848	1,466	1,382	3,000	4,152
of which euro	4,942
of which US dollar	9,248
% fixed-rate	85%
Floating-rate debt	2,832	1,334	—	849	649	—	—
of which euro	192
of which US dollar	2,378
% floating-rate	15%
Debt	18,716	4,370	2,848	2,315	2,031	3,000	4,152
Cash and cash equivalents	(7,694)	(7,694)	—	—	—	—	—
of which euro	(548)
of which US dollar	(4,364)
of which Singapore dollar	(924)
% floating-rate	100%
Net debt	11,022	(3,324)	2,848	2,315	2,031	3,000	4,152
The table below shows the fixed/floating rate split of net debt at value on redemption after taking account of derivative instruments as of December 31, 2024 and December 31, 2023:

(€ million)	2024	%	2023	%
Fixed-rate debt	11,098	69%	11,382	69%
Floating-rate debt	5,073	31%	5,191	31%
Debt	16,171	100%	16,573	100%
Cash and cash equivalents	(7,365)		(8,738)
Net debt	8,806		7,835
The weighted average interest rate on debt as of December 31, 2025 was 2.2% before derivative instruments and 3.2% after derivative instruments. Cash and cash equivalents were invested as of December 31, 2025 at an average rate of 3.4% before derivative instruments and 3.5% after derivative instruments.

SANOFI FORM 20-F 2025	F-63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The projected full-year sensitivity of net debt to interest rate fluctuations for 2026 is as follows:

Change in short-term interest rates	Impact on pre-tax net income (€ million)	Impact on pre-tax income/(expense) recognized directly in equity (€ million)
+100 bp	50	27
+25 bp	12	7
-25 bp	(12)	(7)
-100 bp	(50)	(27)
e) Debt by currency, at value on redemption
The table below shows net debt by currency at December 31, 2025, before and after derivative instruments contracted to convert the foreign-currency net debt of exposed entities into their functional currency:

(€ million)	Before derivative instruments	After derivative instruments
Euro	11,410	4,586
US dollar	(270)	7,262
Pound sterling	(2)	958
Singapore dollar	(1)	(924)
Chinese yuan renminbi	(19)	(384)
Other currencies	(71)	(476)
Net debt	11,047	11,022
The table below shows net debt by currency at December 31, 2024 and 2023, after derivative instruments contracted to convert the foreign currency net debt of exposed entities into their functional currency:

(€ million)	2024	2023
Euro	7,285	6,852
US dollar	2,502	1,169
Other currencies	(981)	(186)
Net debt	8,806	7,835
f) Market value of net debt
The market value of Sanofi’s debt, net of cash and cash equivalents and derivatives and excluding accrued interest, is as follows:

(€ million)	2025	2024	2023
Market value	10,424	8,165	7,086
Value on redemption	11,022	8,806	7,835
The fair value of net debt is determined by reference to quoted market prices at the balance sheet date in the case of quoted instruments (level 1 in the IFRS 7 hierarchy, see Note D.12.), and by reference to the fair value of interest rate and currency derivatives used to manage net debt (level 2 in the IFRS 7 hierarchy, see Note D.12.).
g) Future contractual cash flows relating to debt and related derivatives
The table below shows the amount of future undiscounted contractual cash flows (principal and interest) relating to debt and to derivative instruments designated as hedges of debt:

December 31, 2025		Payments due by period
(€ million)	Total	2026	2027	2028	2029	2030	2031 and later
Debt	20,168	4,551	3,092	2,562	2,241	3,158	4,564
Principal	18,547	4,184	2,794	2,319	2,050	3,001	4,199
Interest(a)	1,621	367	298	243	191	157	365
Net cash flows related to derivative instruments	263	102	109	42	1	12	(3)
Total	20,431	4,653	3,201	2,604	2,242	3,170	4,561
(a)Interest flows are estimated on the basis of forward interest rates applicable as of December 31, 2025.
Future contractual cash flows are shown on the basis of the carrying amount in the balance sheet at the reporting date, without reference to any subsequent management decision that might materially alter the structure of Sanofi’s debt or its hedging policy.

F-64	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tables below show the amount of future undiscounted contractual cash flows (principal and interest) relating to debt and to derivative instruments designated as hedges of debt as of December 31, 2024 and 2023:

December 31, 2024		Payments due by period
(€ million)	Total	2025	2026	2027	2026	2029	2030 and later
Debt	17,077	4,328	3,226	1,288	1,780	1,388	5,067
Principal	16,049	4,105	3,047	1,151	1,667	1,300	4,779
Interest(a)	1,028	223	179	137	113	88	288
Net cash flows related to derivative instruments	161	71	34	34	21	1	—
Total	17,238	4,399	3,260	1,322	1,801	1,389	5,067
(a)Interest flows are estimated on the basis of forward interest rates applicable as of December 31, 2024.

December 31, 2023		Payments due by period
(€ million)	Total	2024	2025	2026	2027	2028	2029 and later
Debt	17,710	2,153	2,912	3,187	1,285	1,719	6,454
Principal	16,468	1,917	2,703	3,011	1,151	1,607	6,079
Interest(a)	1,242	236	209	176	134	112	375
Net cash flows related to derivative instruments	143	47	32	23	24	16	1
Total	17,853	2,200	2,944	3,210	1,309	1,735	6,455
(a)Interest flows are estimated on the basis of forward interest rates applicable as of December 31, 2023.
D.17.2. Lease liabilities
A maturity analysis of lease liabilities as of December 31, 2025, 2024 and 2023 is set forth below:

		Undiscounted future minimum lease payments
(€ million)	Total	Less than 1 year	From 1 to 3 years	From 3 to 5 years	More than 5 years	Discounting effect
Total lease liabilities as of December 31, 2025(a)	1,739	303	532	409	685	(190)
Total lease liabilities as of December 31, 2024	1,906	377	498	386	819	(174)
Total lease liabilities as of December 31, 2023	2,030	291	448	360	989	(58)
(a)2025 and 2024 amounts exclude Opella discontinued operations, while 2023 includes them.
Lease liabilities include leases relating to real estate assets located at Cambridge, MA (US), which have a lease term of 15 years.

SANOFI FORM 20-F 2025	F-65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
Movements in liabilities related to business combinations and to non-controlling interests are shown below:

(€ million)	Bayer contingent consideration arising from the acquisition of Genzyme	MSD contingent conside- ration (European Vaccines business)	Shire contingent consideration arising from the acquisition of Translate Bio	Contingent conside- ration arising from acquisition of Amunix	CVRs issued in connection with the acquisition of Blueprint	CVRs issued in connection with the acquisition of Vigil	Other	Total(a)
Balance at January 1, 2023	26	204	380	165	—	—	4	779
New transactions	—	—	—	—	—	—	—	—
Payments made	(21)	(77)	—	(69)	—	—	—	(167)
Fair value remeasurements through profit or loss: (gain)/loss (including unwinding of discount)(b)	(5)	—	74	45	—	—	—	114
Other movements	—	—	—	—	—	—	—	—
Currency translation differences	—	—	(13)	(4)	—	—	—	(17)
Balance at December 31, 2023	—	127	441	137	—	—	4	709
New transactions	—	—	—	—	—	—	—	—
Payments made	—	(70)	—	—	—	—	(1)	(71)
Fair value remeasurements through profit or loss: (gain)/loss (including unwinding of discount)(b)	—	16	94	—	—	—	1	109
Other movements	—	—	—	(137)	—	—	(3)	(139)
Currency translation differences	—	(1)	33	—	—	—	—	33
Balance at December 31, 2024	—	72	568	—	—	—	1	641
New transactions	—	—	—	—	45	6	—	51
Payments made	—	(72)	—	—	—	—	—	(72)
Fair value remeasurements through profit or loss: (gain)/loss (including unwinding of discount)(b)	—	1	31	—	3	—	—	35
Other movements	—	—	—	—	—	—	—	—
Currency translation differences	—	(1)	(68)	—	—	(1)	—	(70)
Balance at December 31, 2025	—	—	531	—	48	5	1	585
(a)Portion due after more than one year: €585 million as of December 31, 2025 (€569 million as of December 31, 2024 and €501 million as of December 31,
2023); portion due within less than one year: €0 million as of December 31, 2025 (€72 million as of December 31, 2024 and €208 million as of December 31, 2023).
(b)Amounts reported within the income statement line item Fair value remeasurement of contingent consideration, and mainly comprising unrealized gains and losses.
As of December 31, 2025, Liabilities related to business combinations and to non-controlling interests mainly comprised:
•Following the acquisition of Blueprint in July 2025, Blueprint shareholders received one non-tradable contingent value right
(CVR) entitling the holder to receive two potential milestone payments of $2 and $4 per CVR on the attainment of future development and regulatory milestones, respectively, for the BLU-808 project, currently in development; the nominal value of the contingent consideration is $448 million.
•Following the acquisition of Vigil in August 2025, Vigil shareholders received one non-tradable contingent value right (CVR)
entitling the holder to receive a potential milestone payment of $2 per CVR contingent upon the first commercial sales of
VG-3927; the nominal value of the contingent consideration is $114 million.
•A contingent consideration liability towards Shire Human Genetic Therapies Inc. (Shire) arising from Sanofi’s acquisition of
Translate Bio in September 2021. In a business combination carried out in December 2016 and predating the acquisition of control by Sanofi, Translate Bio (then called Rana Therapeutics, Inc.) acquired from Shire the intellectual property rights relating to the latter’s Messenger RNA Therapeutics (MRT) program. As of December 31, 2025, Shire was entitled to receive the following potential payments:
–milestone payments contingent on the launch of products based on MRT technology, and on the attainment of a specified level of sales of those products, and
–a percentage of sales of those products.

F-66	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the Shire liability was measured at €531 million as of December 31, 2025, compared with €568 million as of December 31, 2024 and €441 million as of December 31, 2023; it was determined by applying the contractual terms to development and sales projections which were weighted to reflect the probability of success, and discounted. If the discount rate were to fall by one percentage point, the fair value of the Shire liability would increase by approximately 11%.
•Following the exclusive licensing agreement on the ProXTen technology platform entered into with Vir Biotechnology in
September 2024 , Inc., Sanofi no longer has any contingent consideration liability arising from the acquisition of Amunix in
2022. The fair value of that contingent consideration liability was €137 million as of December 31, 2023.
•The MSD contingent consideration liability arising from Sanofi’s acquisition of the Sanofi Pasteur activities carried on within the former Sanofi Pasteur MSD joint venture was extinguished during 2025 in accordance with the contractual terms. Sanofi has no further liability in respect of this contingent consideration following settlement of the milestone linked to 2024 sales.
As of December 31, 2025, there is no contingent consideration payable in respect of already-marketed products.
The nominal amount of contingent consideration was €72 million as of December 31, 2024 and €133 million as of December 31,
2023.
D.19. Provisions, income tax liabilities and other liabilities
The line item Non-current provisions and other non-current liabilities comprises the following:

(€ million)	2025	2024	2023
Provisions	4,541	5,762	5,262
Other non-current liabilities(a)	2,162	2,334	2,340
Total	6,703	8,096	7,602
(a)Includes derivative financial instruments: €96 million as of December 31, 2025, €121 million as of December 31, 2024, €164 million as of December 31,
2023.
The figure as of December 31, 2025 includes €1,560 million for the liability in respect of royalties payable to Sobi on net sales of Beyfortus (nirsevimab) in the US (see Note C.2.). Given the method used to calculate royalties payable, an increase or decrease in sales forecasts would lead to a proportionate change in the amount of the liability. The nominal value of payments estimated to be due within more than one year but less than five years is
€869 million; the nominal value of payments estimated to be due after more than five years is €2,062 million.
Non-current income tax liabilities are described in Note D.19.4., and other current liabilities in Note D.19.5.

SANOFI FORM 20-F 2025	F-67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below sets forth movements in non-current provisions for the reporting periods presented:

(€ million)	Provisions for pensions and other post- employment benefits (D.19.1.)		Provisions for other long-term benefits	Liabilities related to restructuring operations (D.19.2.)	Other provisions (D.19.3.)	Total
Balance at January 1, 2023	2,039		844	761	2,178	5,822
Increases in provisions	141	(a)	185	315	311	952
Provisions utilized	(162)	(a)	(107)	(25)	(114)	(408)
Reversals of unutilized provisions	(21)	(a)	(190)	(159)	(388)	(758)
Transfers	(1)		—	(361)	(210)	(572)
Net interest related to employee benefits, and unwinding of discount	70		3	23	24	120
Currency translation differences	(23)		(17)	—	(25)	(65)
Actuarial gains and losses on defined-benefit plans	171		—	—	—	171
Balance at December 31, 2023	2,214		718	554	1,776	5,262
Changes in scope of consolidation	—		—	—	11	11
Increases in provisions	145	(a)	199	548	730	1,622
Provisions utilized	(173)	(a)	(118)	(20)	(135)	(446)
Reversals of unutilized provisions	(108)	(a)	—	(8)	(126)	(242)
Transfers	(89)		—	(270)	(157)	(516)
Net interest related to employee benefits, and unwinding of discount	65		2	19	36	122
Currency translation differences	43		34	(3)	42	116
Actuarial gains and losses on defined-benefit plans	(13)		—	—	—	(13)
Opella reclassification (b)	(92)		(14)	(21)	(27)	(154)
Balance at December 31, 2024	1,992		821	799	2,150	5,762
Changes in scope of consolidation	7		—	—	32	39
Increases in provisions	85	(a)	177	224	579	1,065
Provisions utilized	(478)	(a)	(97)	(22)	(635)	(1,232)
Reversals of unutilized provisions	(29)	(a)	—	(7)	(201)	(237)
Transfers	38		(1)	(340)	(249)	(552)
Net interest related to employee benefits, and unwinding of discount	72		1	5	32	110
Currency translation differences	(92)		(74)	(5)	(88)	(259)
Actuarial gains and losses on defined-benefit plans	(155)		—	—	—	(155)
Balance at December 31, 2025	1,440		827	654	1,620	4,541
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
(b)The liabilities of Opella, which in 2023 were presented in the relevant balance sheet line item for each class of liability, were reclassified in 2024 to
Liabilities related to assets held for sale in accordance with IFRS 5 (see Note D.1.).
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
Sanofi’s pension obligations in four major countries represented approximately 88% of the total value of the defined-benefit obligation and approximately 87% of the total value of plan assets as of December 31, 2025. The features of the principal defined-
benefit plans in each of those four countries are described below.
France
Lump-sum retirement benefit plans
All employees working for Sanofi in France are entitled on retirement to a lump-sum payment, the amount of which depends both on their length of service and on the rights guaranteed by collective and internal agreements. The employee’s final salary is used in calculating the amount of these lump-sum retirement benefits. These plans represent approximately 40% of Sanofi’s total obligation in France.

F-68	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Defined-benefit pension plans
These plans provide benefits from the date of retirement. Employees must fulfil a number of criteria to be eligible for these benefits. All of these plans are now closed. These plans represent approximately 60% of Sanofi’s total obligation in France.
Germany
Top-up defined-benefit pension plan
The benefits offered under this pension plan are wholly funded by the employer (there are no employee contributions) via a
Contractual Trust Agreement (CTA) and a cross border Institution for Occupational Retirement Provision (IORP) domiciled in
Belgium, under which benefits are estimated on the basis of a career average salary. Employees are entitled to receive an annuity under this plan if their salary exceeds the social security ceiling. The amount of the pension is calculated by reference to a range of vesting rates corresponding to salary bands. The plan also includes disability and death benefits. This plan represents approximately 62% of Sanofi’s total obligation in Germany.
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
Multi-employer plan (Pensionskasse)
This is a defined-benefit plan treated as a defined-contribution plan, in accordance with the accounting policies described in Note B.23. Currently, contributions cover the level of annuities. Only the portion relating to the future revaluation of the annuities is included in the defined-benefit pension obligation. The obligation relating to this revaluation amounted to €624 million as of December 31, 2025, versus €682 million as of December 31, 2024 and €744 million as of December 31, 2023.
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
These plans represent approximately 59% of Sanofi’s total obligation in the US;
•“non-qualified” plans within the meaning of ERISA provide top-up retirement benefits to some eligible employees depending on the employee’s level of responsibility and subject to a salary cap. These plans represent approximately 17% of Sanofi’s total obligation in the US.
Healthcare cover and life insurance
Sanofi companies provide some eligible employees with healthcare cover and life insurance during the retirement period (the company’s contributions are capped at a specified level). These plans represent approximately 24% (or €301 million) of Sanofi’s total obligation and 2% (or €13 million) of total plan assets in the US.
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

SANOFI FORM 20-F 2025	F-69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In November 2024, a bulk annuity purchase transaction, commonly known as a “buy-in”, was executed for the main defined-benefit pension scheme in the United Kingdom covering the majority of uninsured pension liabilities. Through this transaction, and in conjunction with the previous pensioner buy-in executed in 2021, the main defined-benefit pension plan in the
United Kingdom is largely insured against investment, longevity, interest rate and inflation risks. Pension obligations will be funded by the insurer’s annuity payments and the buy-in policies are held as an asset of the pension scheme. The pension scheme retains full legal responsibility to pay the benefits to plan participants using insurance payments. The insurance contract is deemed to be the present value of the matched obligations. In early 2025, Sanofi completed a further buy-in covering the remaining uninsured liabilities meaning all members of the scheme are now fully insured by the transaction, except those arising from guaranteed minimum pensions equalization.
For service periods subsequent to October 1, 2015, employees belong to a new defined-contribution plan.
Actuarial assumptions used to measure Sanofi’s obligations
Actuarial valuations of Sanofi’s benefit obligations were computed by management with assistance from external actuaries as of December 31, 2025, 2024 and 2023.
Those calculations were based on the following financial and demographic assumptions:

	2025				2024				2023
	France	Germany	US	UK	France	Germany	US	UK	France	Germany	US	UK
Discount rate(a)(b)	3.10% to 4.05%	3.10% to 4.05%	5.20%	5.50%	2.95% to 3.40%	2.95% to 3.40%	5.45%	5.50%	2.95% to 3.15%	2.95% to 3.15%	4.75%	4.50%
General inflation rate(c)	2.05%	2.05%	—	2.80%	2.10%	2.10%	—	3.20%	2.20%	2.20%	—	3.05%
Pension benefit indexation	2.05%	2.05%	—	2.65%	2.10%	2.10%	—	3.00%	2.20%	2.20%	—	2.90%
Healthcare cost inflation rate(d)	—	—	4.00% to 5.39%	—	—	—	4.00% to 5.93%	—	—	—	4.00% to 9.75%	—
Retirement age	62 to 67	63	55 to 70	60 to 65	62 to 67	63	55 to 70	60 to 65	62 to 67	63	55 to 70	60 to 65
Mortality table	TGH/ TGF 05	Heubeck RT 2018 G	RP2012 Proj. MP2021 White Collar	SAPS S3 adj.	TGH/ TGF 05	Heubeck RT 2018 G	RP2012 Proj. MP2021 White Collar	SAPS S3	TGH/ TGF 05	Heubeck RT 2018 G	RP2012 Proj. MP2021 White Collar	SAPS S3
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
Weighted average duration of obligation for pensions and other long-term benefits in principal countries
The table below shows the duration of Sanofi’s obligations in the principal countries:

	2025				2024				2023
(years)	France	Germany	US	UK	France	Germany	US	UK	France	Germany	US	UK
Weighted average duration	11	11	10	11	11	12	10	11	10	12	11	13
Sensitivity analysis
The table below shows the sensitivity of Sanofi’s obligations for pensions and other post-employment benefits to changes in key actuarial assumptions:

(€ million)	Pensions and other post-employment benefits, by principal country
Measurement of defined-benefit obligation	Change in assumption	France	Germany	US	UK
Discount rate	-0.50%	+65	+135	+55	+102
General inflation rate	+0.50%	+34	+181	—	+63
Pension benefit indexation	+0.50%	+35	+178	—	+49
Healthcare cost inflation rate	+0.50%	+3	—	+3	—
Mortality table	+1 year	+36	+47	+20	+66

F-70	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below reconciles the net obligation in respect of Sanofi’s pension and other post-employment benefit plans with the amounts recognized in the consolidated financial statements:

	Pensions and other post-employment benefits
(€ million)	2025	2024	2023
Measurement of the obligation:
Beginning of period	8,229	8,930	8,651
Current service cost	121	138	140
Interest cost	325	335	346
Actuarial losses/(gains) due to changes in demographic assumptions	—	(45)	(34)
Actuarial losses/(gains) due to changes in financial assumptions	(176)	(380)	157
Actuarial losses/(gains) due to experience adjustments	82	(4)	256
Plan amendments, curtailments or settlements not specified in the terms of the plan(b)	(72)	(181)	(36)
Plan settlements specified in the terms of the plan	(52)	(59)	(40)
Benefits paid	(481)	(502)	(483)
Changes in scope of consolidation and transfers	13	4	(14)
Currency translation differences	(320)	181	(13)
Opella reclassification		(188)	—
Obligation at end of period	7,669	8,229	8,930
Fair value of plan assets:
Beginning of period	6,397	6,993	6,899
Interest income on plan assets	252	271	276
Difference between actual return and interest income on plan assets(c)	56	(416)	197
Administration costs	(12)	(13)	(7)
Plan settlements specified in the terms of the plan	(51)	(58)	(40)
Plan settlements not specified in the terms of the plan	—	(71)	(17)
Contributions from plan members	5	5	6
Employer’s contributions	442	127	122
Benefits paid	(449)	(456)	(446)
Changes in scope of consolidation and transfers	12	(20)	(8)
Currency translation differences	(224)	132	11
Opella reclassification	—	(97)	—
Fair value of plan assets at end of period	6,428	6,397	6,993
Net amount shown in the balance sheet:
Net obligation	1,241	1,832	1,937
Effect of asset ceiling	6	4	6
Net amount shown in the balance sheet at end of period	1,247	1,836	1,943
Amounts recognized in the balance sheet:
Pre-funded obligations (see Note D.7.)(a)	(194)	(156)	(271)
Obligations provided for	1,441	1,992	2,214
Net amount recognized at end of period	1,247	1,836	1,943
Benefit cost for the period:(d)
Current service cost	121	138	140
(Gains)/losses related to plan amendments, curtailments or settlements not specified in the terms of the plan	(73)	(110)	(22)
Net interest (income)/cost	73	64	71
Contributions from plan members	(5)	(5)	(6)
Administration costs and taxes paid during the period	12	13	7
Expense recognized directly in profit or loss	128	100	190
Remeasurement of net defined-benefit (asset)/liability (actuarial gains and losses)(b)	(155)	(13)	171
Expense/(gain) for the period	(27)	87	361
(a)For 2023, this line includes €66 million of assets in the United Kingdom. This amount is not subject to any asset ceiling, in accordance with IFRIC 14.
(b)Amounts recognized in Other comprehensive income, excluding actuarial gains and losses related to Opella (see Note D.15.7.).
(c)In 2024, this line includes the effects of the partial buy-in in the United Kingdom for €(204) million.
(d)Benefit costs for 2023 and 2024 include costs related to Opella, for which Pensions and other post-employment benefits were reclassified to Liabilities related to assets held for sale as of December 31, 2024.

SANOFI FORM 20-F 2025	F-71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tables below show Sanofi’s net liability in respect of pension plans and other post-employment benefits by geographical region:

(€ million)	Pensions and other post-employment benefits by geographical region
December 31, 2025	France	Germany	US	UK	Other	Total
Measurement of obligation	1,138	2,492	1,254	1,857	928	7,669
Fair value of plan assets	638	2,375	734	1,843	838	6,428
Effect of asset ceiling	—	—	—	—	(6)	(6)
Net amount shown in the balance sheet at end of period	500	117	520	14	96	1,247

(€ million)	Pensions and other post-employment benefits by geographical region
December 31, 2024	France	Germany	US	UK	Other	Total
Measurement of obligation	1,228	2,651	1,427	1,994	929	8,229
Fair value of plan assets	667	2,239	744	1,891	856	6,397
Effect of asset ceiling	—	—	—	—	(4)	(4)
Net amount shown in the balance sheet at end of period	561	412	683	103	77	1,836

(€ million)	Pensions and other post-employment benefits by geographical region
December 31, 2023	France	Germany	US	UK	Other	Total
Measurement of obligation	1,322	2,911	1,528	2,174	995	8,930
Fair value of plan assets	675	2,401	825	2,235	857	6,993
Effect of asset ceiling	—	—	—	—	(6)	(6)
Net amount shown in the balance sheet at end of period	647	510	703	(61)	144	1,943
The table below shows the fair value of plan assets relating to Sanofi’s pension and other post-employment plans, split by asset category:

	2025	2024	2023
Securities quoted in an active market	62.3%	63.1%	84.9%
Cash and cash equivalents	1.4%	0.8%	0.8%
Equity instruments	17.9%	19.3%	22.3%
Bonds and similar instruments	35.5%	35.8%	54.3%
Real estate	2.7%	2.9%	3.4%
Derivatives	0.1%	-0.2%	—%
Commodities	1.4%	1.1%	0.9%
Other	3.3%	3.4%	3.2%
Other securities	37.7%	36.9%	15.1%
Hedge funds	—%	—%	—%
Insurance policies	37.7%	36.9%	15.1%
Total	100.0%	100.0%	100.0%
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
interest rate risk and inflation risk), while investing a growing proportion of assets in high-quality bonds with comparable maturities to those of the underlying obligations and in contracts entered into with leading insurance companies to fund certain post-employment benefit obligations.

F-72	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tables below show the service cost for Sanofi’s pension and other post-employment benefit plans, by geographical region:

(€ million)	Pensions and other post-employment benefits by geographical region
Service cost for 2025	France	Germany	US	UK	Other	Total
Current service cost	45	26	15	—	35	121
(Gains)/losses related to plan amendments, curtailments or settlements not specified in the terms of the plan	(26)	—	(45)	—	(2)	(73)
Net interest cost/(income) including administration costs and taxes paid during the period	19	15	36	7	8	85
Contributions from plan members	—	—	—	—	(5)	(5)
Expense/(gain) recognized directly in profit or loss	38	41	6	7	36	128
Remeasurement of net defined-benefit (asset)/liability (actuarial gains and losses)	(45)	(113)	(5)	15	(7)	(155)
Expense/(gain) for the period	(7)	(72)	1	22	29	(27)

(€ million)	Pensions and other post-employment benefits by geographical region
Service cost for 2024	France	Germany	US	UK	Other	Total
Current service cost	48	30	22	—	38	138
(Gains)/losses related to plan amendments, curtailments or settlements not specified in the terms of the plan	(82)	—	(20)	—	(8)	(110)
Net interest cost/(income) including administration costs and taxes paid during the period	13	20	36	(1)	9	77
Contributions from plan members	—	—	—	—	(5)	(5)
Expense/(gain) recognized directly in profit or loss	(21)	50	38	(1)	34	100
Remeasurement of net defined-benefit (asset)/liability (actuarial gains and losses)	(31)	(134)	(46)	212	(14)	(13)
Expense/(gain) for the period	(52)	(84)	(8)	211	20	87

(€ million)	Pensions and other post-employment benefits by geographical region
Service cost for 2023	France	Germany	US	UK	Other	Total
Current service cost	50	30	20	—	40	140
(Gains)/losses related to plan amendments, curtailments or settlements not specified in the terms of the plan	(20)	—	1	—	(3)	(22)
Net interest cost/(income) including administration costs and taxes paid during the period	22	15	35	(5)	11	78
Contributions from plan members	—	—	—	—	(6)	(6)
Expense/(gain) recognized directly in profit or loss	52	45	56	(5)	42	190
Remeasurement of net defined-benefit (asset)/liability (actuarial gains and losses)	3	98	26	44	—	171
Expense/(gain) for the period	55	143	82	39	42	361
An analysis of the “Remeasurement of net defined-benefit (asset)/liability (actuarial gains and losses)” line in the preceding tables is set forth below:

(€ million)	2025				2024				2023
	France	Germany	US	UK	France	Germany	US	UK	France	Germany	US	UK
Actuarial gains/(losses) arising during the period	45	118	5	(15)	29	135	47	(212)	(3)	(98)	(25)	(44)
Comprising:
Gains/(losses) on experience adjustments(a)	1	(3)	20	(50)	18	46	(42)	(472)	16	(54)	(7)	(12)
Gains/(losses) on demographic assumptions	—	—	16	(17)	—	—	11	50	—	—	18	11
Gains/(losses) on financial assumptions	44	121	(31)	52	11	89	78	210	(19)	(44)	(36)	(43)
(a)Experience adjustments are mainly due to the effect on plan assets of trends in the financial markets.
The net pre-tax actuarial loss (excluding investments accounted for using the equity method) recognized directly in equity is presented below:

(€ million)	2025	2024	2023
Net pre-tax actuarial loss	(2,096)	(2,258)	(2,259)

SANOFI FORM 20-F 2025	F-73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The present value of Sanofi’s obligations in respect of pension and other post-employment benefit plans at the end of each reporting period is shown below:

(€ million)	2025	2024	2023
Present value of wholly or partially funded obligations in respect of pension and other post-employment benefit plans	6,685	7,192	7,693
Present value of unfunded obligations	984	1,037	1,237
Total	7,669	8,229	8,930
The total expense for pensions and other post-employment benefits (€128 million in 2025) is allocated between income statement line items as follows:

(€ million)	2025	2024	2023
Cost of sales	43	32	33
Research and development expenses	29	17	28
Selling and general expenses	55	42	57
Other operating (income)/expenses, net	(54)	4	5
Restructuring costs	(18)	(64)	(9)
Financial expenses	73	60	67
Net income from discontinued operations	—	9	9
Total	128	100	190
The estimated amounts of employer’s contributions to plan assets in 2026 are as follows:

(€ million)	France	Germany	US	UK	Other	Total
Employer’s contributions in 2025 (estimate):
2026	—	—	—	4	25	29
The table below shows the expected timing of benefit payments under pension and other post-employment benefit plans for future years:

(€ million)	France	Germany	US	UK	Other	Total
Estimated future benefit payments
2026	86	199	91	125	52	553
2027	63	199	90	129	49	530
2028	61	198	91	133	52	535
2029	75	196	94	137	55	557
2030	65	198	96	141	53	553
2031 to 2035	477	502	482	792	311	2,564
The table below shows estimates as of December 31, 2025 for the timing of future payments in respect of unfunded pension and other post-employment benefit plans:

		Payments due by period
(€ million)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Estimated payments	985	63	109	116	697

F-74	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.19.2. Liabilities related to restructuring operations
The table below shows movements in restructuring liabilities classified in non-current and current liabilities:

(€ million)	2025	2024	2023
Balance, beginning of period	1,452	1,132	1,233
Of which:
•Classified in non-current liabilities	799	554	761
•Classified in current liabilities	653	578	472
Change in provisions recognized in profit or loss for the period	410	999	435
Provisions utilized(a)	(533)	(582)	(561)
Transfers	5	(33)	3
Unwinding of discount	5	19	31
Currency translation differences	(15)	1	(9)
Opella reclassification(b)	—	(84)	—
Balance, end of period	1,324	1,452	1,132
Of which:
•Classified in non-current liabilities	654	799	554
•Classified in current liabilities	670	653	578
(a)Provisions utilized mainly correspond to payments related to employees affected by separation programs.
(b)This line comprises the restructuring provisions of Opella, reclassified to Liabilities related to assets held for sale as of December 31, 2024
(see Note D.1.).
Provisions for employee termination benefits as of December 31, 2025 amounted to €1,107 million (compared with €1,318 million as of December 31, 2024 and €968 million as of December 31, 2023).
The provisions apply mainly to France, and relate to various voluntary redundancy programs:
•Sanofi’s Strategic Orientations in France for the period 2024–2026, announced in March 2024, which provide for internal transfer and outplacement opportunities for employees whose jobs are subject to transformation, and include an end-of-
career paid leave component and an external retraining component. Implementation of this plan began in 2024 under the terms of the Jobs Management and Career Paths (GEPP) agreement signed in 2022 and applicable until December 31, 2024. In
May 2025, a new GEPP agreement was signed for a period of four years until June 30, 2029. This new agreement aims to give added impetus to job mobility, and to provide further internal and external support for employees with "sensitive" job profiles.
The provisions initially recognized were re-estimated during the 2025 financial year to reflect the newly signed  agreement;
•Sanofi’s Strategic Orientations in France for the period 2022–2024, announced in June 2022, which provide for internal transfer and outplacement opportunities for employees whose jobs are subject to transformation, and include an end-of-
career paid leave component and an external retraining component. Implementation of this plan began in 2022 under the terms of the Jobs Management and Career Paths (GEPP) agreement relating to several French legal entities, signed in
February 2022 and applicable until December 31, 2024. Increases in provisions recognized in 2023 reflect an update to the scope of “sensitive” job profiles; reversals were mainly due to the adoption of the Borne law, which raised the retirement age to 64, and hence disqualified some participants eligible under previous legislation (in light of the maximum period for portage workers);
•a voluntary redundancy program announced in 2024 in connection with the reorganization of R&D operations to make Sanofi a leader in immunology, including an end-of-career paid leave plan and an end-of-career transition plan; and
•collectively agreed separation programs involving a number of legal entities announced at the end of June 2020 as part of the rollout of the “Play to Win” strategy; these include an end-of-career paid leave plan and an external retraining program, and were still ongoing during 2025. The same applies to Sanofi-Aventis Recherche & Développement, which announced a voluntary redundancy program associated with R&D reorganization in 2020, and implemented that program in 2021.
The provision includes the present values of:
•gross annuities for self-funded plans;
•employer’s social security charges on early retirement annuities for all plans (outsourced and self-funded); and
•the levy charged on those annuities under the “Fillon” law (only for plans with termination of employment contracts).
The average residual portage periods under these plans were 2.26 years, 2.18 years and 2.22 years as of December 31, 2025, 2024 and 2023, respectively.
The main other countries covered by restructuring provisions are Germany, Japan and the US.

SANOFI FORM 20-F 2025	F-75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The timing of future termination benefit payments is as follows:

December 31, 2025		Benefit payments by period
(€ million)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Employee termination benefits
•France	728	299	292	117	20
•Other countries	379	242	114	20	3
Total	1,107	541	406	137	23

December 31, 2024		Benefit payments by period
(€ million)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Employee termination benefits
•France	862	312	416	126	8
•Other countries	456	304	144	7	1
Total	1,318	616	560	133	9

December 31, 2023		Benefit payments by period
(€ million)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Employee termination benefits
•France	611	215	315	79	2
•Other countries	357	302	47	7	1
Total	968	517	362	86	3
D.19.3. Other provisions
Other provisions include provisions for risks and litigation relating to environmental, tax, commercial and product liability matters.

(€ million)	2025	2024	2023
Environmental risks	493	474	493
Product liability risks, litigation and other	1,127	1,676	1,283
Total	1,620	2,150	1,776
Provisions for environmental risks relate primarily to contingencies arising from business divestitures, and include remediation costs relating to such environmental risks.
Identified environmental risks are covered by provisions estimated on the basis of the costs Sanofi believes it will be obliged to meet over a period not exceeding (other than in exceptional cases) 30 years. Sanofi expects that €56 million of those provisions will be utilized in 2026, and €279 million over the period from 2027 through 2030.
As regards greenhouse gas emission quotas, which relate to Sanofi production facilities in France and Ireland, in the absence of specific IFRS pronouncements Sanofi has adopted the "net liability approach". That involves recognizing a liability at the balance sheet date if actual emissions exceed the quotas held, in accordance with IAS 37 and French GAAP (Plan Comptable Général,
Article 615-1s). Quotas are managed as a production cost, and as such are recognized in inventory at a zero value (if received free of charge) and at acquisition cost (if bought on the market). As of December 31, 2025, a provision of €1 million has been recognized.
“Product liability risks, litigation and other” mainly comprises provisions for risks relating to product liability (including IBNR provisions as described in Note B.12.), government investigations, regulatory or antitrust law claims, contingencies arising from business divestitures (other than environmental risks), and remediation costs related to leases.
The main pending legal and arbitral proceedings and government investigations are described in Note D.22.
A full risk and litigation assessment is performed with the assistance of Sanofi’s legal advisers, and provisions are recorded as required by circumstances in accordance with the principles described in Note B.12.

F-76	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.19.4. Non-current income tax liabilities
Non-current income tax liabilities amounted to €2,081 million as of December 31, 2025 (versus €1,512 million as of December 31,
2024 and €1,842 million as of December 31, 2023). These amounts include uncertainties over income tax treatment totalling
€2,081 million as of December 31, 2025, versus €1,512 million as of December 31, 2024 and €1,595 million as of December 31, 2023.
Until December 31, 2023, this line item includes the residual liability due after more than one year arising from the estimated tax charge on deemed repatriation attributable to the accumulated earnings of non-US operations (€247 million as of December 31,
2023). The expense was initially recognized in 2018 at an amount of $1,092 million, and payment is being made over eight years through 2025.
A US legal restructuring resulted in a capital loss of €3 billion recognized in the 2020 final tax filing. One-third of the capital loss has been used against 2020 capital gains and the remaining balance has been carried back on the 2017 capital gains. Due to management’s judgment about potential alternative interpretations of the prevailing tax law, no tax benefit has been recognized on this transaction in accordance with IFRIC 23.
D.19.5. Current provisions and other current liabilities
Current provisions and other current liabilities comprise the following:

(€ million)	2025	2024	2023
Taxes payable, other than corporate income taxes	373	437	395
Employee-related liabilities	1,947	1,929	2,106
Liabilities related to restructuring operations (see Note D.19.2.)	670	653	578
Interest rate derivatives (see Note D.20.)	—	7	1
Currency derivatives (see Note D.20.)	113	330	126
Equity derivatives (see Note D.20.)	—	—	—
Amounts payable for acquisitions of non-current assets	560	878	945
Customer contract liabilities	—	—	—
Other current liabilities (a) (b)	11,902	10,007	9,590
Total	15,565	14,241	13,741
(a)“Other current liabilities” mainly comprises provisions and liabilities for customer rebates and returns; provisions for discounts and rebates granted to healthcare authorities and governmental programs (see Note D.23.); and the liability payable at each reporting date under the Monoclonal Antibody
Alliance with Regeneron.
(b)As of December 31, 2025 includes € 147 million (nominal value: € 155 million) for the current liability relating to royalties payable to Sobi on net sales of
Beyfortus (nirsevimab) in the United States (see Note C.2.).
D.20. Derivative financial instruments and market risks
The table below shows the fair value of derivative instruments as of December 31, 2025, 2024 and 2023:

(€ million)	Non- current assets	Current assets	Total assets	Non-current liabilities	Current liabilities	Total liabilities	Market value at December 31, 2025 (net)	Market value at December 31, 2024 (net)	Market value at December 31, 2023 (net)
Currency derivatives	6	99	105	(15)	(113)	(128)	(23)	(113)	75
operating	—	40	40	—	(68)	(68)	(28)	(30)	22
financial	6	59	65	(15)	(45)	(60)	5	(83)	53
Interest rate derivatives	2	—	2	(81)	—	(81)	(79)	(128)	(165)
Equity derivatives	1	15	16	—	—	—	16	—	—
Total	9	114	123	(96)	(113)	(209)	(86)	(241)	(90)
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
Sanofi performs periodic reviews of its transactions and contractual agreements in order to identify any embedded derivatives, which are accounted for separately from the host contract in accordance with IFRS 9. Sanofi had no material embedded derivatives as of December 31, 2025, 2024 or 2023.

SANOFI FORM 20-F 2025	F-77

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
The table below shows operating currency hedging instruments in place as of December 31, 2025, with the notional amount translated into euros at the relevant closing exchange rate:

December 31, 2025			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	9,202	(12)	—	—	—	9,202	(12)
of which US dollar	4,552	7	—	—	—	4,552	7
of which Singapore dollar	1,093	1	—	—	—	1,093	1
of which Chinese yuan renminbi	897	(4)	—	—	—	897	(4)
of which Saudi Arabian riyal	273	2	—	—	—	273	2
of which Turkish lira	224	(11)	—	—	—	224	(11)
Forward currency purchases	7,686	(16)	—	—	—	7,686	(16)
of which US dollar	4,224	(27)	—	—	—	4,224	(27)
of which Singapore dollar	1,204	(1)	—	—	—	1,204	(1)
of which Chinese yuan renminbi	718	3	—	—	—	718	3
of which Turkish lira	212	7	—	—	—	212	7
of which Hungarian forint	163	1	—	—	—	163	1
Total	16,888	(28)	—	—	—	16,888	(28)
The table below shows operating currency hedging instruments in place as of December 31, 2024, with the notional amount translated into euros at the relevant closing exchange rate:

December 31, 2024			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	7,521	(67)	—	—	—	7,521	(67)
of which US dollar	3,974	(59)	—	—	—	3,974	(59)
of which Chinese yuan renminbi	703	(5)	—	—	—	703	(5)
of which Pound sterling	368	(1)	—	—	—	368	(1)
of which Japanese yen	241	2	—	—	—	241	2
of which Turkish lira	216	(23)	—	—	—	216	(23)
Forward currency purchases	4,796	37	—	—	—	4,796	37
of which US dollar	2,660	24	—	—	—	2,660	24
of which Singapore dollar	484	3	—	—	—	484	3
of which Chinese yuan renminbi	451	2	—	—	—	451	2
of which Turkish lira	203	19	—	—	—	203	19
of which Canadian dollar	126	—	—	—	—	126	—
Total	12,317	(30)	—	—	—	12,317	(30)

F-78	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows operating currency hedging instruments in place as of December 31, 2023, with the notional amount translated into euros at the relevant closing exchange rate:

December 31, 2023			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	6,112	30	—	—	—	6,112	30
of which US dollar	2,981	35	—	—	—	2,981	35
of which Chinese yuan renminbi	788	7	—	—	—	788	7
of which Japanese yen	419	(1)	—	—	—	419	(1)
of which Singapore dollar	339	(6)	—	—	—	339	(6)
of which Korean won	192	(4)	—	—	—	192	(4)
Forward currency purchases	4,246	(8)	—	—	—	4,246	(8)
of which US dollar	2,022	(12)	—	—	—	2,022	(12)
of which Singapore dollar	876	—	—	—	—	876	—
of which Chinese yuan renminbi	364	(1)	—	—	—	364	(1)
of which Korean won	137	2	—	—	—	137	2
of which Japanese yen	123	1	—	—	—	123	1
Total	10,358	22	—	—	—	10,358	22
b) Currency and interest rate derivatives used to manage financial exposure
For a description of Sanofi’s objectives, policies and procedures for the management of financial foreign exchange risk and interest rate risk, refer to “Item 11. — Quantitative and Qualitative Disclosures about Market Risk”.
The table below shows financial currency hedging instruments in place, with the notional amount translated into euros at the relevant closing exchange rate:

	2025				2024			2023
(€ million)	Notional amount		Fair value	Expiry	Notional amount	Fair value	Expiry	Notional amount	Fair value	Expiry
Cross currency seller swaps	1,481		6
of which US dollar	1,481	(a)	6	2032
Forward currency sales	12,550		(13)		10,377	(195)		10,279	111
of which US dollar	10,323	(b)		2027	8,923	(176)	2025	6,628	101	2024
of which Pound sterling	981		(8)	2026	371	4	2025	157	(1)	2024
of which Japanese yen	294		3	2026	235	(1)	2025	513	4	2024
Forward currency purchases	7,035		12		6,884	112		7,055	(58)
of which US dollar	4,055	(c)	1	2026	4,397	123	2025	3,073	(52)	2024
of which Singapore dollar	1,041		(5)	2026	819	2	2025	2,696	(10)	2024
of which Hungarian forint	719		9	2026	641	(9)	2025	99	1	2024
Total	21,066		5		17,261	(83)		17,334	53
(a) Comprises two cross currency swaps (i) with a notional amount of $870 million, pay 4.16% in US dollars and receive 2.50% in euros expiring 2029 and (ii)
with a notional amount of $870 million, pay 4.53% in US dollars and receive 3.00% in euros, expiring 2032, designated as a hedge of Sanofi’s net investment in the US. As of December 31, 2025, the fair value of the swaps was an asset of €6 million, with €9 million credited to Other comprehensive income and €3 million debited to financial income and expenses.
(b)Includes forward sales with a notional amount of $11,275 million expiring in 2026 and 2027, designated as a hedge of Sanofi’s net investment in the US.
As of December 31, 2025, the fair value of these forward contracts represented a liability of €30 million, of which €30 million debited to Other comprehensive income, with the impact on financial income and expenses being immaterial.
(c)Includes forward purchases with a notional amount of $1,000 million expiring in 2026, designated as a fair value hedge of the exposure of $1,000 million of bond issues to fluctuations in the EUR/USD spot rate. As of December 31, 2025, the fair value of the contracts was an asset of €3 million, of which
€1 million was credited to Other comprehensive income under the cost of hedging accounting treatment.

SANOFI FORM 20-F 2025	F-79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows interest rate hedging instruments in place as of December 31, 2025:

	Notional amounts by expiry date as of December 31, 2025								Of which designated as fair value hedges		Of which designated as cash flow hedges
(€ million)	2026	2027	2028	2029	2030	2031 and later	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
pay 2.08% / receive Euribor 3M	—	850	—	—	—	—	850	(13)	—	—	850	(13)	—
Pay 3.77% / receive capitalized SOFR + 46bps	—	426	—	—	—	—	426	1	—	—	426	1	1
pay capitalized SOFR USD/ receive 1.03%	—	—	426	—	—	—	426	(23)	426	(23)	—	—	—
pay capitalized SOFR USD/ receive 1.32%	—	—	426	—	—	—	426	(21)	426	(21)	—	—	—
pay 3.82% / receive capitalized SOFR + 54 bps	—	—	426	—	—	—	426	1	—	—	426	1	1
pay capitalized Ester/receive 0.92%	—	—	—	650	—	—	650	(24)	650	(24)	—	—	—
Total	—	1,276	1,277	650	—	—	3,204	(79)	1,502	(68)	1,702	(11)	2
The table below shows interest rate hedging instruments in place as of December 31, 2024:

	Notional amounts by expiry date as of December 31, 2024								Of which designated as fair value hedges		Of which designated as cash flow hedges
(€ million)	2025	2026	2027	2028	2029	2030 and later	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
pay capitalized SOFR USD/ receive 1.03%	—	—	—	483	—	—	483	(47)	483	(47)	—	—	—
pay capitalized SOFR USD/ receive 1.32%	—	—	—	483	—	—	483	(43)	483	(43)	—	—	—
pay capitalized Ester/receive 0.69%	850	—	—	—	—	—	850	(7)	850	(7)	—	—	—
pay capitalized Ester/receive 0.92%	—	—	—	—	650		650	(31)	650	(31)	—	—	—
Total	850	—	—	966	650	—	2,466	(128)	2,466	(128)	—	—	—
The table below shows interest rate hedging instruments in place as of December 31, 2023:

	Notional amounts by expiry date as of December 31, 2023								Of which designated as fair value hedges		Of which designated as cash flow hedges
(€ million)	2024	2025	2026	2027	2028	2029 and later	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
pay capitalized SOFR USD/ receive 1.03%	—	—	—	—	453	—	453	(49)	453	(49)	—	—	—
pay capitalized SOFR USD/ receive 1.32%	—	—	—	—	453	—	453	(43)	453	(43)	—	—	—
pay capitalized Ester/receive 0.69%	—	850	—	—	—	—	850	(28)	850	(28)	—	—	—
pay capitalized Ester/receive 0.92%	—	—	—	—	—	650	650	(44)	650	(44)	—	—	—
pay capitalized Ester/receive 3.43%	999	—	—	—	—	—	999	(1)	999	(1)	—	—	—
Total	999	850	—	—	906	650	3,405	(165)	3,405	(165)	—	—	—

F-80	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c) Actual or potential effects of netting arrangements
The table below is prepared in accordance with the accounting policies described in Note B.8.3.:

(€ million)	2025		2024		2023
	Derivative financial assets	Derivative financial liabilities	Derivative financial assets	Derivative financial liabilities	Derivative financial assets	Derivative financial liabilities
Gross carrying amounts before offset (a)	99	(207)	217	(458)	201	(291)
Gross amounts offset (in accordance with IAS 32) (b)	—	—	—	—	—	—
Net amounts as reported in the balance sheet (a) - (b) = (c)	99	(207)	217	(458)	201	(291)
Effects of other netting arrangements (not fulfilling the IAS 32 criteria for offsetting) (d)
Financial instruments	(97)	97	(201)	201	(171)	171
Fair value of financial collateral	N/A	N/A	N/A	N/A	N/A	N/A
Net exposure (c) + (d)	2	(110)	16	(257)	30	(120)
D.21. Off balance sheet commitments
The off balance sheet commitments presented below are shown at their nominal value.
D.21.1. Off balance sheet commitments relating to operating activities
Off balance sheet commitments relating to Sanofi’s operating activities comprise the following:

December 31, 2025		Payments due by period
(€ million)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Leases with a term of less than 12 months, low value asset leases and lease contracts committed but not yet commenced(a)	476	26	23	44	383
Irrevocable purchase commitments(b)
•given(c)	5,098	1,999	1,414	810	875
•received	(2,356)	(411)	(595)	(540)	(810)
Research and development license agreements – commitments given
•commitments related to R&D and other commitments(d)	221	196	16	4	5
•contingent milestone payments in connection with development programs in progress(e)	5,341	373	1,413	1,027	2,528
Total – net commitments given	8,780	2,183	2,271	1,345	2,981
(a)Includes the variable portion of future lease payments not recognized as lease liabilities as of December 31, 2025; the equivalent amount of these commitments as of December 31, 2024 was €554 million.
During 2024, Sanofi signed a 12-year lease in France which will take effect in 2027, representing a commitment of €203 million.
(b)These comprise irrevocable commitments to make payments under agreements related to acquisitions of property, plant and equipment, net of down-payments (see Note D.3.), and to make or receive payments under agreements to provide or receive goods or services. As of December 31, 2024, irrevocable commitments amounted to €3,683 million given and €391 million received.
(c)Irrevocable purchase commitments given as of December 31, 2025 include €862 million of commitments to joint ventures. This line also includes (i) the commitment to EUROAPI. amounting to €238 million as of December 31, 2025, and (ii) commitments related to long-term renewable energy purchase contracts lasting between 15 and 20 years giving rise to the physical supply of electricity mainly in France for an estimated total annual volume of
329 GWh.
(d)Commitments related to research and development, and other commitments, amounted to €84 million as of December 31, 2024.
(e)This line only includes contingent milestone payments on development projects in progress. The equivalent amount as of December 31, 2024 was
€4,230 million. These commitments include contingent milestone payments in connection with purchases of groups of assets amounting to €2,119 million as of December 31, 2025 (of which €1,107 million related to the acquisition of Dren-0201, Inc and €383 million related to the acquisition of Vicebio Ltd. -
see Note D.1.) and €741 million as of December 31, 2024.
In pursuance of its strategy, Sanofi may acquire technologies and rights to products. Such acquisitions may be made in various contractual forms: acquisitions of shares, loans, license agreements, joint development, and co-marketing. These arrangements generally involve upfront payments on signature of the agreement, development milestone payments, and royalties. Some of these complex agreements include undertakings to fund research programs in future years and payments contingent upon achieving specified development milestones, the granting of approvals or licenses, or the attainment of sales targets once a product is commercialized.

SANOFI FORM 20-F 2025	F-81

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
•commitments given relating to (i) projects in the research phase, amounting to €13.9 billion as of December 31, 2025 and
€14.4 billion as of December 31, 2024 and (ii) payments contingent upon the attainment of sales targets once a product is commercialized, amounting to €15.6 billion as of December 31, 2025 and €15.2 billion as of December 31, 2024;
•commitments received amounting to €9.0 billion as of December 31, 2025 (€12.5 billion as of December 31, 2024), mainly comprising research, development and commercialization agreements with partners further to the acquisitions of (i) Ablynx (€0.7 billion as of December 31, 2025, versus €0.7 billion as of December 31, 2024) and (ii) Kymab (€0.2 billion as of December 31, 2025, versus €0.3 billion as of December 31, 2024), plus contingent consideration receivable based on attainment of regulatory and sales milestones for commercialized products under the terms of licenses or rights assignment agreements amounting to €7.5 billion as of December 31, 2025 (€11.2 billion as of December 31, 2024).
Sanofi entered into one major agreement in 2025, as described below:
•in April 2025, Sanofi entered into a license and collaboration agreement with Earendil Labs for two bispecific antibodies in the field of autoimmune and inflammatory bowel diseases: HXN-1002 (targeting α4β7 and TL1A for potential treatment of moderate to severe ulcerative colitis and Crohn's disease) and HXN-1003 (targeting TL1A and IL23 for potential treatment of colitis and skin inflammation). Under the terms of the agreement, Earendil Labs received an upfront payment of $125.0 million, and is eligible to receive (i) up to $1.7 billion in development and commercial milestone payments and (ii) tiered royalties on product sales.
In addition, by acquiring all of the outstanding shares of Blueprint in July 2025 and Vigil in August 2025 (see Note D.1.), Sanofi
assumed commitments amounting to €1,606 million and €208 million, respectively, made by those companies to various partners under collaboration agreements previously entered into.
The amount reported for commitments as of December 31, 2025 also includes commitments under agreements entered into by
Sanofi in prior years. The main such agreements are described below; for a full description of each agreement, refer to the Annual
Report on Form 20-F for the year in which the agreement was entered into.
The major agreements entered into by Sanofi in 2024 are described below:
•Co-exclusive licensing agreement with Novavax. The terms of the agreement include (i) a co-exclusive license to co-
commercialize Novavax’s current stand-alone adjuvanted COVID-19 vaccine worldwide (except in countries with existing
Advance Purchase Agreements and in India, Japan, and South Korea, where Novavax has existing partnership agreements);
(ii) a sole license to Novavax’s adjuvanted COVID-19 vaccine for use in combination with Sanofi’s flu vaccines; and (iii) a non-
exclusive license to use the Matrix-M adjuvant in vaccine products. Novavax received an upfront payment of $500 million and could receive up to $700 million contingent on attainment of development, regulatory and commercialization milestones, representing up to $1.2 billion in total. Starting in 2025, Sanofi recognizes sales of Novavax’s adjuvanted COVID-19 vaccine and bears certain R&D, regulatory and commercialization expenses. Novavax will receive double-digit tiered royalties on Sanofi sales of COVID-19 vaccines and combined influenza/COVID-19 vaccines. Novavax is also entitled to additional launch and sales milestone payments of up to $200 million, plus single-digit royalties for each additional Sanofi vaccine product developed under a non-exclusive license using Novavax’s Matrix-M adjuvant technology. In addition, Sanofi took a minority equity interest of less than 5% in Novavax. Outside of the collaboration, each party may develop and commercialize their own flu and
COVID-19 vaccines and their own adjuvanted products at their own cost.
•Exclusive licensing agreement with RadioMedix, Inc. and Orano Med for AlphaMedix (SAR447873), a late-stage project currently being evaluated for the treatment of adult patients with unresectable or metastatic progressive somatostatin-
receptor expressing neuroendocrine tumors (NETs), a rare cancer. Under the licensing agreement, Sanofi will be responsible for the global commercialization of AlphaMedix, while Orano Med will be responsible for the manufacturing of AlphaMedix through its global industrial platform currently under development. Under the terms of the agreement, RadioMedix and Orano
Med received an upfront payment of €100 million and could receive up to €220 million based on sales milestones, as well as being eligible for tiered sales-based royalties.
•Exclusive licensing agreement with CORXEL Pharmaceuticals (CORXEL) to develop and commercialize aficamten in China,
Hong Kong, Macao and Taiwan for the treatment of patients with obstructive and non-obstructive hypertrophic cardiomyopathy (HCM). Aficamten is an investigational, next-in-class selective small molecule cardiac myosin inhibitor discovered and developed globally by Cytokinetics. Sanofi has acquired CORXEL’s rights relating to aficamten in China, Hong
Kong, Macao and Taiwan for an undisclosed amount. Cytokinetics remains eligible to receive up to $150 million in development and commercial milestone payments from Sanofi as well as royalties in the low-to-high teens on future sales of aficamten in
China, Hong Kong, Macao and Taiwan. Cytokinetics is now also eligible to receive additional undisclosed payments in connection with the execution of the agreement between Sanofi and CORXEL.

F-82	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The principal agreements entered into by Sanofi in earlier years are listed below:
•Scribe Therapeutics (2022/2023): expanded collaboration and an exclusive license agreement on CasX-Editor(XE) genome editing technology associated with guide RNAs for multiple targets including sickle cell disease and other genomic diseases;
•Teva Pharmaceuticals (2023): collaboration agreement to co-develop and co-commercialize TEV’574 (duvakitug), for which positive Phase 2b clinical study results in patients with ulcerative colitis and Crohn’s disease were announced on December 17,
2024;
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
December 31, 2025.
In addition, under the collaboration agreement with Regeneron on monoclonal antibodies (see Note C.1.), Sanofi is entitled to receive an additional share of quarterly profits (capped at 10% of Regeneron’s share of quarterly profits until March 31, 2022, and thereafter at 20%), until Regeneron has paid 50% of the cumulative development costs incurred by the parties to the alliance.
As of December 31, 2025 this represented total commitments received of €0.5 billion (versus €1.6 billion as of December 31,
2024), against cumulative development costs of €9.0 billion.
Sanofi entered into an agreement with Royalty Pharma in December 2014 relating to development programs, under which
Royalty Pharma bore a portion of the remaining development costs of the project on a quarterly basis in return for royalties on future sales. The products in development under that agreement have been launched in territories including the US and Europe, marking the end of the joint development programs.
On February 27, 2017, Sanofi and Lonza announced a strategic partnership in the form of a joint venture (BioAtrium AG) to build and operate a large-scale mammalian cell culture facility for monoclonal antibody production in Visp, Switzerland. An initial investment of approximately €0.3 billion to finance construction of the facility, split 50/50 between the two partners, has now been made in full. In addition, Sanofi could pay BioAtrium AG in the region of €0.8 billion over the 2026-2031 period as its share of operating expenses and the cost of producing future batches.
In February 2014, pursuant to the “Pandemic Influenza Preparedness Framework for the sharing of influenza viruses and access to vaccines and other benefits” (still effective as of December 31, 2025), Sanofi and the World Health Organization (WHO) signed a bilateral “Standard Material Transfer Agreement” (SMTA 2). This agreement stipulates that Sanofi will, during declared pandemic periods, (i) donate 7.5% of its real-time production of pandemic vaccines against any strain with potential to cause a pandemic, and (ii) reserve a further 7.5% of such production on affordable terms. The agreement cancels and replaces all preceding commitments to donate pandemic vaccines to the WHO.

SANOFI FORM 20-F 2025	F-83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In 2024, Sanofi entered into power purchase agreements in furtherance of its sustainability strategy.
The characteristics of the principal power purchase agreements in place as of December 31, 2025 are summarized below:

Country	Type of energy	Annual volume	Start date	Term	Type of contract	Accounting treatment
France	Solar	8 GWh	2025	20 years	PPA(a)	Own use procurement contract(b)
	Wind	46 GWh	2025	20 years
	Wind	29 GWh	2025	20 years
	Wind	21 GWh	2025	20 years
	Wind	32 GWh	2025	20 years
	Wind	22 GWh	2025	20 years
	Solar	6 GWh	2025	20 years
	Solar	6 GWh	2025	20 years
	Solar	7 GWh	2025	20 years
	Wind	21 GWh	2025	15 years
	Wind	40 GWh	2025	15 years
Germany	Wind	70 GWh	2025	18 years
Belgium	Wind	20 GWh	2026	15 years
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
These contracts help secure the objective of 100% electricity from renewable sources across all Sanofi operations by 2030.
As of December 31, 2025, Sanofi has not entered into any material new long-term renewable energy contract agreements as part of its sustainability strategy.
D.21.2. Off balance sheet commitments relating to financing activities
Credit facilities
Undrawn credit facilities are as follows:

December 31, 2025		Expiry
(€ million)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
General-purpose credit facilities	8,000	—	4,000	4,000	—
As of December 31, 2025, total credit facilities amounted to €8,000 million (versus €8,000 million as of December 31, 2024 and €8,000 million as of December 31, 2023).
Guarantees
The table below shows the amount of guarantees given and received:

(€ million)	2025	2024	2023
Guarantees given:	2,607	4,298	3,936
•Guarantees provided to banks in connection with credit facilities	998	1,130	1,067
•Other guarantees given	1,609	3,168	2,869
Guarantees received	(288)	(1,288)	(1,272)
D.21.3. Off balance sheet commitments relating to asset acquisitions and divestments, and to changes in the scope of consolidation
On December 24, 2025, Sanofi announced that it had entered into an agreement with Dynavax Technologies Corporation.
(Dynavax), a publicly traded vaccines company. Under the terms of the merger agreement, Sanofi will commence a cash tender offer to acquire all outstanding shares of Dynavax for $15.50 per share, reflecting a total equity value of approximately $2.2 billion.
See Note D.1.1.6.
As of December 31, 2025, Sanofi had received commitments amounting in aggregate to €0.4 billion in respect of (i) divestments of assets relating to transactions not yet finalized as of that date and (ii) contingent consideration arising under past agreements.
Off balance sheet commitments of a financing nature with associates and joint ventures are disclosed in Note D.6.

F-84	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Off balance sheet commitments relating to securities classified in the categories “Equity instruments at fair value through other comprehensive income” and “Unquoted debt securities not meeting the definition of equity instruments” are respectively disclosed in Notes D.7.1. and D.7.3..
The maximum amount of contingent consideration relating to business combinations in accordance with IFRS3 is disclosed in
Note D.18.
Contingent milestone payments in connection with acquisitions of groups of assets are disclosed in Note D21.1.(e).
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
Long-term provisions are disclosed in Note D.19. They include:
•provisions for product liability risks, litigation and other amount to €1,127 million in 2025. These provisions are mainly related to product liabilities, government investigations, competition law, regulatory claims, warranties in connection with certain contingent liabilities arising from business divestitures other than environmental matters and other claims;
•provisions for environmental risks and remediation amount to €493 million in 2025, the majority of which are related to contingencies that have arisen from business divestitures.
a) Products
Sanofi Pasteur Hepatitis B Vaccine Product Litigation
Since 1996, more than 180 lawsuits have been filed in various French civil courts against Sanofi Pasteur (a French subsidiary of
Sanofi) and/or Sanofi Pasteur MSD SNC (a now terminated joint venture company with Merck & Co. Inc.), for which past ongoing litigation is now managed by the originating party. In such lawsuits, the plaintiffs allege that they suffer from a variety of neurological disorders and autoimmune diseases, including multiple sclerosis and Guillain-Barré syndrome, as a result of receiving the hepatitis B vaccine.
In January 2018, the Appeal Court of Bordeaux found a causal link between the hepatitis B vaccine and multiple sclerosis. In July
2019, the French Supreme Court (Cour de cassation) canceled the judgment of the Appeal Court of Bordeaux and referred the case back to the Appeal Court of Toulouse. On March 30, 2022, the Appeal Court of Toulouse dismissed all the plaintiffs'
claims.
As of December 31, 2025, there was one ongoing lawsuit related to Sanofi's hepatitis B vaccine.

SANOFI FORM 20-F 2025	F-85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Taxotere Product Litigation in the US
Thousands of lawsuits have been filed against affiliates of Sanofi under US state law for personal injuries allegedly sustained in connection with the use of Taxotere. The actions have been held in several jurisdictions around the country. In 2021, there were two bellwether trials as part of a federal multi-district litigation in the Eastern District of Louisiana both resulting in jury verdicts in
Sanofi's favor. Throughout 2024, Sanofi entered into a number of settlement agreements or agreements in principle with many plaintiffs’ firms encompassing nearly all the remaining cases. These agreements were mostly completed over the course of 2025 as they required the consent of the individual plaintiffs which has taken some time to conclude. Sanofi is near the end of the settlement process and expects approximately 250 plaintiffs to opt out of the settlement and for litigation to continue.
It is not possible, at this stage, to assess with certainty the outcome of these ongoing lawsuits.
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
On December 6, 2022, the MDL Court granted Sanofi and other defendants’ Daubert motions to exclude plaintiff's experts and summary judgment motions. As a result, the Court entered final judgment in all cases involving plaintiffs’ five designated cancers and dismissed the class action cases. The MDL Court subsequently dismissed all pending cases alleging a non-designated cancer for failure to serve expert reports. Approximately 7,900 plaintiffs with cases against Sanofi have filed notices to appeal the
Daubert ruling in the Eleventh Circuit. The Eleventh Circuit held oral argument for the appeal in the fourth quarter of 2025 and a decision is expected in the second quarter of 2026.
The majority of the state court plaintiffs have cases pending in Delaware, where a hearing on defendants’ Daubert motions to exclude plaintiffs’ experts took place in January 2024. In May 2024, the State of Delaware court decided not to exclude plaintiffs’
experts from the cases. Sanofi appealed this decision to the Delaware Supreme Court, which granted review. In April 2025, Sanofi reached several settlement agreements that in total resolve a majority of the Delaware State Court consolidated litigation.
On July 10, 2025, the Delaware Supreme Court unanimously reversed the Superior Court’s (Delaware State Court) denial of defendants’ Daubert motion based on the lack of reliability of plaintiff’s experts on causation and remanded its findings back to the Superior Court for proceedings consistent with the rulings in the opinion. On December 1, 2025, the Delaware Superior Court denied plaintiff’s request to have a rehearing on Daubert grounds and ordered that summary judgment briefing conclude in the first quarter of 2026 to determine if the remaining cases will be dismissed.
To date, there have been ten trials against other defendants, but none against Sanofi as yet.
In March 2024, Sanofi reached agreement in principle with a number of plaintiffs’ lawyers to resolve Zantac personal injury cases pending against it in all US state courts outside of Delaware. This agreement would resolve the majority of the cases outside of
Delaware and the MDL.
Overall, as of December 31, 2025, there were around 18,765 remaining individual product liability “plaintiffs” who have all filed against Sanofi and who are not part of any settlements. The vast majority of these plaintiffs are in either the MDL or Delaware.
Additional cases may be filed.
In addition, in November 2019, Sanofi received a Civil Investigative Demand (CID) related to this issue from the Arizona Attorney
General. Sanofi provided responses in December 2019 and July 2020 and has not received any follow-up requests.
In June 2020, the New Mexico Attorney General filed a complaint against Sanofi for alleged violations of the New Mexico Unfair
Practices Act, violations of the New Mexico False Advertising Act, violations of the New Mexico Public Nuisance Statute, common law public nuisance, and negligence. This matter was settled in 2025 and is now concluded.
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
In November 2020, the City Council of Baltimore filed a complaint against Sanofi for alleged violations of the Maryland Consumer
Protection statute, public nuisance, and negligence. This matter was settled in 2025 and is now concluded.
It is not possible, at this stage, to assess with certainty the outcome of the ongoing lawsuits.

F-86	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
Between 2021 and 2025, a total of 124 individual claims naming Sanofi Consumer Health Inc., Sanofi-Aventis Canada Inc., Sanofi
Pasteur Limited and Chattem (Canada) Inc. were filed in Ontario and British Columbia.
In May 2023, in the proceedings pending before the Supreme Court of British Columbia, the court dismissed the action, ruling that there is no scientific support for the plaintiffs' claims. The Superior Court of Quebec has stayed the corresponding proposed
Zantac class proceedings in Quebec until the result of the US Multi-District Litigation (MDL) appeal is announced.
It is not possible, at this stage, to assess with certainty the outcome of the remaining lawsuits.
Talc Product Litigation in the US
Over the last few years, Sanofi affiliates have been named in product liability actions in the US regarding the alleged presence of asbestos in talc products originating from past acquisitions. A certain number of these claims were also dismissed during that time. As of December 31, 2025, there were approximately 1,200 ongoing product liability actions. To date, no cases have proceeded to trial.
It is not possible, at this stage, to assess with certainty the outcome of these ongoing lawsuits.
Depakine Product Litigation in France
Civil proceedings
As of December 31, 2025, 82 families had brought a civil claim involving 136 people exposed in utero to sodium valproate against a French affiliate of Sanofi seeking indemnification under French law for personal injuries allegedly suffered by children in connection with the use of sodium valproate (Depakine) by their mothers during pregnancy to treat their epilepsy. These actions are being held in several jurisdictions in France.
Forty lawsuits have been initiated on the merits, the most advanced of which was tried at the level of the French Supreme Court, which in November 2019 issued a ruling sending the case before the Paris Appeal Court to rule on Sanofi’s argument on the compliance of the product with mandatory regulations, as well as on the question of defectiveness of the product and the assessment of damages. This proceeding is currently pending.
Nine first instance rulings on the merits were handed down by the Judicial Tribunal of Nanterre. In three cases, the Court declared the judicial expert report null and void and the Court dismissed one claim in another case.
Concerning five other cases relating to births that occurred between 2005 and 2009, the Court held, on the basis of a non-fault liability, that Sanofi was liable in light of the wording of the patient information leaflet. Provisional compensation amounts were set in the range of €0.1 million to €0.5 million in three cases. In the other two cases, expert proceedings have been ordered to assess the damages.
All the judgments have been appealed and are still pending.
In the class action lawsuit filed in May 2017 by the APESAC (Association des Parents d’Enfants souffrant du Syndrome de l’Anti-
Convulsivant) against the French affiliate, the Judicial Tribunal of Paris ruled on January 5, 2022 that a class is admissible, retaining Sanofi’s liability between 1984 and January 2006 for malformations and between 2001 and January 2006 for neuro-developmental disorders (NDD). This decision is based on the conclusions of a criminal expert report within the frame of ongoing criminal proceedings, for which the Chambre de l’Instruction of the Appeal Court of Paris had ordered a counter-
expertise (see below). The APESAC, Sanofi and its insurers appealed the Judicial Tribunal of Paris’ ruling related to the class action. This proceeding is currently pending and a stay of proceedings has been ordered awaiting a ruling from the European
Court of Justice (ECJ) (see below).
On July 21, 2021, the Judicial Tribunal of Créteil dismissed a claim for damages brought against Sanofi regarding a child born in 1995. The Judicial Tribunal considered that the risk of occurrence of NDD in children born to a mother exposed to sodium valproate during pregnancy was not demonstrated by the state of scientific knowledge at the time of her pregnancy. This decision was appealed and the proceeding is now pending before the Appeal Court of Paris, which had ordered a stay in the proceeding until the end of the criminal investigation.
Several questions on the Product Liability Directive have been referred to the ECJ, which will have an impact on the pending
Depakine cases. A ruling from the ECJ is expected during the first quarter of 2026.
Since July 2020, several collective claims have been filed before the Nanterre civil court against the French affiliate representing at December 2025 approximately 369 claimants including 136 people exposed in utero, seeking indemnification for a prejudice of anxiety. Part of these claims are currently before the Versailles Court of Appeal on arguments on admissibility and a stay in the proceedings has been ordered on part of the claims pending the awaited ECJ ruling.

SANOFI FORM 20-F 2025	F-87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
On March 9, 2022, the Chambre de l’Instruction of the Appeal Court of Paris (Cour d’appel) ruled that certain complaints for involuntary manslaughter and several others for aggravated deception and involuntary injuries were time-barred. This decision was confirmed by the Chambre Criminelle of the French Supreme Court (Cour de cassation) in June 2023. In September 2022, the investigating judges appointed two experts for a counter-expertise following the Chambre de l’Instruction’s ruling handed down end of 2021. The counter-expertise report was delivered in 2023. Since 2022, several individual medical assessments have been ordered by the investigating judge.
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
All rulings were appealed by the claimants. Sanofi has filed requests for voluntary intervention in some of these proceedings to present its arguments before the Administrative Court of Appeal, which has been granted for some of them. In one proceeding, the claimants decided to withdraw their claims. In January 2025, the Paris Administrative Court of Appeal handed down five rulings. In cases concerning births in 2006 onwards, the Court retained the State’s liability and no fault from Sanofi due to the reiterated variation requests of the medicine’s information documents. In a case concerning births in 1999 and 2002, the Court retained the State’s liability with a 50% liability retained for Sanofi.
In February 2025, the Versailles Administrative Court of Appeal, in a proceeding concerning births subsequent to 2006, held the
State liable and no fault by Sanofi due to reiterated requests for alterations of the medicine’s information documents.
It is not possible, at this stage, to make a reliable assessment of the outcome of these cases.
Depakine Product Litigation in other EU countries, in the UK and Switzerland
In Switzerland, eleven families have filed a civil claim for damages concerning seventeen people exposed in utero to sodium valproate. Some of them also involve the claimants’ physicians. In November 2022, one action was declared time-barred by the judge. The claimant appealed this court decision on the merits. In November 2024, the court confirmed the first instance judgment. The claimant appealed against this court decision to the Federal Tribunal (last instance).
In Spain, there are seven ongoing actions relating to fourteen people. In March 2022, in one trial, the Court ordered Sanofi to indemnify four patients. Sanofi appealed this decision. In January 2023, in another trial filed by one patient, the Court of Appeal confirmed the first instance's decision and dismissed the claim. As of January 2026, one claim is pending in front of the Supreme
Court, another one has been dismissed by the Court of Appeal (but could still be appealed before the Supreme Court) and five are at the first instance stage.
In Belgium, there are two civil proceedings (currently on hold). A criminal action was discontinued by the Court of Appeal in
September 2025.
In Ireland, there are two cases in Pre-Action stage, two civil claims and one non-statutory public inquiry ongoing.
In the United Kingdom, there is one case in the Pre-Action stage in Great Britain and one civil claim ongoing in Northern Ireland.
It is not possible, at this stage, to assess reliably the outcome of these ongoing cases.

F-88	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
In July 2024, the Court dismissed the first eight criminal cases, ruling the prosecution failed to establish the elements of “reckless imprudence” resulting in homicide. The DOJ has resolved there is probable cause to proceed on the remaining cases but no case has been filed in court to date. In 2025, four additional criminal cases were filed and remain pending with the DOJ.
b) Patents
Praluent (alirocumab)-related Amgen Patent Litigation in the US
In 2014, Amgen Inc. (Amgen) filed four separate complaints against Sanofi and Regeneron in the US District Court for the District
of Delaware (“District Court”) asserting patent infringement relating to Sanofi and Regeneron’s Praluent product. Together these complaints alleged that Praluent infringed seven patents for antibodies targeting PCSK9 and sought injunctive relief and unspecified damages.
In February 2021, the Federal Circuit affirmed the District Court’s ruling invalidating the Amgen asserted patent claims.
In November 2021, Amgen filed a petition with the US Supreme Court, asking it to overturn the Federal Circuit decision.
On November 4, 2022, the US Supreme Court granted Amgen’s petition for review. In May 2023, the Supreme Court issued a unanimous decision in favor of Sanofi and Regeneron regarding the patent infringement actions filed in 2014 by Amgen relating to Sanofi and Regeneron’s Praluent product. Sanofi and Regeneron received legal costs from Amgen in an amount of $932,000.
As of March 2025, these matters are now closed.
Praluent (alirocumab)-related Amgen Patent Litigation in Europe
In June 2023, Amgen filed an action for infringement of EP 3 666 797 against Sanofi and Regeneron concerning Praluent in the
Munich Local Division of the Unified Patent Court (UPC). Amgen seeks a permanent injunction and unspecified damages and compensation from March 31, 2023. In June 2023, Sanofi filed a revocation action attacking the validity of EP 3 666 797 in the
Munich Central Division of the UPC. In this action, a first instance decision invalidating this Amgen patent was issued in July 2024.
Amgen appealed, and this decision was reversed by the UPC Court of Appeal in November 2025. A request for rehearing of this
UPC appeal has been filed by Sanofi and Regeneron. A hearing in Amgen’s action for infringement (first instance) in the Munich
Local Division of the UPC will take place in November 2026.
Sanofi and Regeneron have also attacked the validity of the same EP 3 666 797 patent at the European Patent Office (EPO). The first instance decision of the EPO found Amgen’s patent valid in May 2025. These proceedings are currently under appeal with a decision expected in April 2026.
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
In February 2021, the Court issued its decision, imposing penalties in the total amount of $834 million against both Sanofi and
Bristol Myers Squibb (BMS), with $417 million being apportioned to each company. In June 2021, Sanofi and BMS appealed this judgment. The appeal was transferred directly to the Hawaii Supreme Court. In March 2023, the Hawaii Supreme Court vacated the judgment and ordered a new trial. A second trial was concluded in October 2023 and in 2024 a judgment was rendered against the defendants for $916 million ($458 million against Sanofi). Sanofi and BMS have appealed this decision to the Hawaii
Supreme Court. In May 2025, the parties agreed to settle the Hawaii action. Sanofi US paid $350 million pursuant to its settlement agreement and Bristol-Myers Squibb paid $350 million pursuant to its separate settlement agreement. The appeal and the underlying case were dismissed pursuant to the settlement. This matter is closed.
Plavix (clopidogrel) – Attorney General Action in Texas
On November 20, 2025, the Texas Attorney General (Texas AG) filed a complaint in Harrison County, Texas, against Sanofi and its partner Bristol Myers Squibb (BMS). The suit alleges that Defendants failed to warn that Plavix has diminished or no effect for certain patients, including those who have a genetic variation of a liver enzyme called CYP2C19 which is more prevalent among minority patients. The lawsuit asserts that Defendants violated the Texas Deceptive Trade Practices Act and Texas’ Health Care
Program Fraud Prevention Act.
Plaintiffs seek civil penalties as well as recovery of claimed Texas Medicaid overpayments for Plavix. Sanofi and BMS are responsible for the suit on a 50/50 basis under their partnership agreement. In addition, also on November 20, 2025, Sanofi and
BMS sued the Texas AG in Travis County, Texas, arguing that the Texas AG’s lawsuit violated their constitutional due process

SANOFI FORM 20-F 2025	F-89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

rights. This suit seeks a declaratory judgment that the Texas AG’s case is unlawful and to enjoin the Texas AG suit from proceeding.
Plavix (clopidogrel)-related litigation in France
On September 24, 2025, the Paris Court of Appeal ordered Sanofi to pay the CNAM approximately €150 million in damages to compensate for harm caused by its communication and promotional practices during five months between the end of 2009 and early 2010, inhibiting the entry on the market of generics of its anticoagulant Plavix. In November 2025, Sanofi filed an appeal before the French Supreme Court (Cour de cassation).
340B Drug Pricing Program in the United States
Sanofi is currently involved in several matters relating to the 340B drug pricing program in the US (a federal program that requires drug manufacturers to offer certain products to certain “covered entities” at reduced prices). In 2021, Sanofi launched an integrity initiative to combat fraud and abuse in the 340B program relating to covered entities’ use of unlimited contract pharmacies. Under that initiative, Sanofi collects limited, de-identified, claims data on 340B-priced drugs dispensed by contract pharmacies. In January 2023, the Third Circuit Federal Court of Appeals held that Sanofi’s 340B integrity initiative is not contrary to law.
In 2024, Sanofi announced that it intended to implement an additional integrity initiative called the “Credit” or “Rebate” Model whereby credits are provided to covered entities for the difference between the 340B price and initial price paid. When the US
Health Resources and Services Administration (HRSA) rejected Sanofi’s Credit Model, Sanofi filed suit. In May 2025, the court ruled that the US government had not provided a sufficient explanation for rejecting Sanofi’s Credit Model and ordered HRSA to conduct a further review, which is ongoing. The court also held that, although Section 340B does not categorically prohibit the use of manufacturer rebates, it does allow HRSA to require preapproval of a manufacturer rebate program.
Eli Lilly, Bristol Myers Squibb, Novartis, and Kalderos appealed the court’s decision and oral arguments in those appeals, along with a similar appeal by Johnson & Johnson, were held on November 17, 2025. The appeals are awaiting a ruling.
HRSA has also proposed a 340B Rebate Model Pilot Program, a program that would replace upfront 340B Program discounts with retrospective rebates for select drugs. A federal district court preliminarily enjoined the 340B Rebate Model Pilot Program and the First Circuit Court of Appeals has declined to stay that injunction.
ADR Proceedings in the United States
Sanofi is named in two (2) Active 340B Administrative Dispute Resolution (ADR) proceedings, one filed by University of
Washington/Harborview Medical Center in 2023 and one filed by Hudson Headwaters Health Network in 2024, both alleging that
Sanofi’s 340B Integrity Initiative caused “overcharges” under Section 340B. Sanofi previously responded to both filings and in
January 2026, separate 340B ADR Panels were assigned to review the two claims.
State Litigation in the United States
PhRMA and certain other manufacturers are challenging contract pharmacy laws passed by several states, including Arkansas,
Colorado, Hawaii, Kansas, Louisiana, Maine, Maryland, Minnesota, Mississippi, Missouri, Nebraska, New Mexico, North Dakota,
Oklahoma, Oregon, Rhode Island, Tennessee, Utah, South Dakota, West Virginia and Vermont. To date, these state laws have largely survived these legal challenges, but most of the court rulings are currently under appeal.
Mosaic Health in the United States
In July 2021, Mosaic Health Inc. and Central Virginia Health Services (covered entities) filed a nationwide antitrust class action complaint against Sanofi and three other manufacturers in the United States District Court for the Western District of New York.
Plaintiffs allege that Sanofi and the other defendants conspired to eliminate favorable 340B pricing, particularly with respect to diabetes therapies. On September 2, 2022, the court granted Defendants’ motion to dismiss the complaint. On October 3, 2022, plaintiffs filed a motion for leave to file a second amended complaint, which the court denied on February 1, 2024. Plaintiffs filed an appeal and in August 2025, the Second Circuit Court of Appeal reversed and ordered the case remanded to the District Court.
Adventist Health System/West in the United States
In June 2023, Adventist Health System/West sued several drug manufacturing companies, including Sanofi-Aventis US LLC,
Sanofi US Services Inc. and Genzyme Corporation, alleging that the companies violated state and federal False Claims Acts through overcharging for 340B Program drugs in violation of federal “penny pricing” policy. The manufacturers jointly moved to dismiss, which was granted by the court in March 2024. Plaintiffs filed an appeal.
Antitrust investigation by the European Commission in France and Germany
On September 29, 2025, Sanofi, Sanofi Pasteur Europe and Sanofi Aventis Deutschland were the target of an investigation by representatives of the European Commission (EC) who visited the premises of Sanofi in France and Germany in connection with the seasonal flu vaccine space. The EC has subsequently provided Sanofi with a copy of the complaint filed by CSL Sequirus, which gave rise to the investigation. CSL Sequirus alleges that Sanofi is guilty of disparagement of its Fluad product in certain markets (primarily Germany) where Sanofi would hold a dominant position. The complaint requests interim measures to be imposed against Sanofi.

F-90	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Preliminary investigation by the Parquet national financier in France
Sanofi used a financing arrangement offered by Société Générale as part of an acquisition transaction which happened more than 10 years ago. This financing arrangement is now under investigation by the French National Financial Prosecutor’s Office
(Parquet national financier - PNF). On November 25, 2025, Sanofi’s headquarters were visited by the authorities as part of this investigation. The PNF is conducting a preliminary investigation related to allegations of money laundering, tax fraud and criminal conspiracy.
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
The table below shows movements in these items:

(€ million)		Government and State programs(a)	Managed care and GPO programs(b)	Chargeback incentives	Rebates and discounts	Sales returns	Other deductions	Total
Balance at January 1, 2023		2,603	1,021	362	1,805	629	70	6,490
Changes in scope of consolidation		2	—	(1)	(6)	(2)	4	(3)
Provision related to current period sales		7,758	3,590	3,861	8,177	654	256	24,296
Net change in provision related to prior period sales		(74)	(12)	(9)	(58)	(25)	23	(155)
Payments made		(7,251)	(3,446)	(3,564)	(7,603)	(511)	(278)	(22,653)
Currency translation differences		(76)	(34)	(12)	(46)	(30)	(15)	(213)
Balance at December 31, 2023	(c)	2,962	1,119	637	2,269	715	60	7,762
Provision related to current period sales		5,401	3,961	3,093	9,758	595	482	23,290
Net change in provision related to prior period sales		(177)	(5)	(26)	(34)	(54)	14	(282)
Payments made		(5,599)	(3,882)	(3,336)	(9,678)	(491)	(496)	(23,482)
Currency translation differences		143	77	36	8	41	(2)	303
Opella reclassification(d)		(24)	—	(6)	(201)	(30)	(3)	(264)
Balance at December 31, 2024	(c)	2,706	1,270	398	2,122	776	56	7,328
Changes in scope of consolidation		30	—	1	7	3	4	45
Provision related to current period sales		7,363	5,087	4,097	9,359	702	219	26,827
Net change in provision related to prior period sales		(246)	(117)	(30)	(165)	(133)	24	(667)
Payments made		(6,261)	(4,278)	(3,934)	(8,991)	(500)	(200)	(24,164)
Currency translation differences		(280)	(177)	(32)	(118)	(84)	(3)	(694)
Balance at December 31, 2025	(c)	3,312	1,785	500	2,214	764	100	8,675
(a)Primarily US government programs: Medicaid (€1,197 million in 2025, €1,193 million in 2024, €1,421 million in 2023) and Medicare (€1,402 million in 2025,
€722 million in 2024 and €1,099 million in 2023).
(b)Mainly rebates and other price reductions granted to healthcare authorities in the US (including Managed Care: €1,727 million in 2025, €1,097 million in
2024 and €1,028 million in 2023).

SANOFI FORM 20-F 2025	F-91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)Provisions related to US net sales amounted to €5,906 million as of December 31, 2025, €4,823 million as of December 31, 2024 and €5,124 million as of December 31, 2023.
(d)This line comprises provisions for discounts, rebates and sales returns related to Opella, reclassified as of December 31 ,2024 within Liabilities for assets held for sale in accordance with IFRS 5 (see Note D.1.).
D.24. Personnel costs
Total personnel costs (other than termination benefits, presented in Note D.27.) include the following items:

(€ million)	2025	2024	2023
Salaries	6,971	7,236	7,183
Social security charges (including defined-contribution pension plans)	2,099	2,189	2,100
Other employee benefits(a)	736	766	531
Total(b)	9,806	10,191	9,814
(a) Includes expenses related to share-based payments and defined-benefit plans.
(b) Includes personnel costs related to Opella of €312 million from January 1, 2025 to April 30, 2025, €886 million for 2024, €826 million for 2023.
The total number of registered employees was 76,493 as of December 31, 2025, compared with 84,587 as of December 31, 2024 and 87,994 as of December 31, 2023.
D.25. Other operating income
Other operating income totaled €1,231 million in 2025, versus €1,089 million in 2024 and €979 million in 2023.
Other operating income includes (i) gains from asset divestments, amounting to €485 million in 2025 (versus €539 million in 2024 and €484 million in 2023); (ii) out-licensing income from Amvuttra®, amounting to €475 million in 2025 (versus €186 million in
2024 and €102 million in 2023); and (iii) income from Sanofi’s pharmaceutical partners, amounting to €189 million in 2025
(including €149 million from Regeneron, see Note D.26. below and Note C.1.), compared with €221 million in 2024 (including €166 million from Regeneron), and €285 million in 2023.
2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued
operation (2024).
D.26. Other operating expenses
Other operating expenses totaled €5,655 million in 2025, compared with €4,382 million in 2024 and €3,443 million in 2023.
2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued
operation (2024).
For 2025, this line item includes €5,072 million of expenses related to Regeneron (see Note C.1.), compared with €3,955 million for 2024 and €3,206 million for 2023 (as shown in the table below):

(€ million)	2025	2024	2023
Income & expense related to sharing of (profits)/losses under the Monoclonal Antibody Alliance	(5,455)	(4,143)	(3,321)
Additional share of profit paid by Regeneron towards development costs(a)	1,089	833	668
Reimbursement to Regeneron of selling expenses incurred	(699)	(637)	(543)
Total - Monoclonal Antibody Alliance	(5,065)	(3,947)	(3,196)
Other (mainly Zaltrap and Libtayo)	142	158	217
Other operating income/(expenses), net related to Regeneron	(4,923)	(3,789)	(2,979)
of which amount presented in Other operating income (Note D.25.)	149	166	227
(a)As of December 31, 2025, the commitment received by Sanofi in respect of the additional profit share payable by Regeneron towards development costs amounted to €0.5 billion, compared with €1.6 billion as of December 31, 2024 (see Note D.21.).
This line item also includes expenses relating to Sanofi’s pharmaceutical partners, amounting to €336 million in 2025 (versus €192 million in 2024 and €20 million in 2023).
Charges to provisions for litigation and environmental risks are also recorded within this line item.

F-92	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.27. Restructuring costs and similar items
Restructuring costs and similar items amounted to €1,138 million in 2025, €1,396 million in 2024 and €1,030 million in 2023, and were comprised of the following items:

(€ million)	2025	2024	2023 (a)
Employee-related expenses	359	963	404
Charges, gains or losses on assets(b)	244	4	273
Costs related to transformation programs	195	285	330
Other(c)	340	144	23
Total	1,138	1,396	1,030
(a) 2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued operation (2024).
(b)This line consists of impairment losses and accelerated depreciation charges related to closed or divested sites (including leased sites), and gains or losses on divestments of assets arising from reorganization decisions made by Sanofi.
(c) This line includes transaction, integration and separation costs in connection with material acquisitions or divestitures for €312 million in 2025, which are mainly related to the Blueprint Medicines acquisition (see Note D.1.).
Restructuring costs and similar items were €258 million lower in 2025 than 2024. In 2024, restructuring and similar costs mainly comprised the impacts of (i) the renewal of the Job Management and Career Paths (GEPP) program in France to cover the
2024-2026 period, including scope extensions in the job profiles affected by transformations and (ii) a voluntary redundancy program announced in 2024 in connection with the reorganization of R&D operations to make Sanofi a leader in immunology.
D.28. Other gains and losses, and litigation
Other gains and losses, and litigation for 2025 represented a charge of €255 million related to major litigation.
For 2024, this line item represented a charge of €470 million mainly comprising a provision recognized in respect of the litigation related to Plavix (clopidogrel) in the US state of Hawaii.
For 2023, this line item represented a charge of €196 million related to major litigation.
2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued
operation (2024).
D.29. Financial expenses and income
An analysis of Financial expenses and Financial income is set forth below:

(€ million)	2025	2024	2023	(a)
Cost of debt(b)	(486)	(599)	(552)
Interest income(c)	320	413	527
Cost of net debt	(166)	(186)	(25)
Non-operating foreign exchange gains/(losses)	2	6	(2)
Unwinding of discounting of provisions(d)	(44)	(44)	(51)
Net interest cost related to employee benefits	(73)	(64)	(70)
Gains/(losses) on disposals of financial assets	(9)	—	(1)
Net interest expense on lease liabilities	(45)	(42)	(37)
Other(e)	166	(224)	(523)
Net financial income/(expenses)	(169)	(554)	(709)
comprising: Financial expenses	(563)	(1,073)	(1,293)
Financial income	394	519	584
(a) 2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued operation (2024).
(b)Includes net gains/(losses) on interest rate and currency derivatives used to manage debt: €(22) million in 2025, €(45) million in 2024, €(67) million in
2023.
(c)Includes net gains/(losses) on interest rate and currency derivatives used to manage cash and cash equivalents: €(11) million in 2025, €(25) million in
2024, €(13) million in 2023.
(d)Primarily on provisions for environmental risks, restructuring provisions, and provisions for product-related risks (see Note D.19.).
(e)Includes a financial gain of €93 million for the remeasurement of the liability recognized in the balance sheet for estimated future royalties on Beyfortus sales in the US. In 2024, the financial expense amounted to €(291) million and €(541) million in 2023, reflecting the successful launch of Beyfortus (see
Note C.2.).
The impact of the ineffective portion of hedging relationships was immaterial in 2025, 2024 and 2023.

SANOFI FORM 20-F 2025	F-93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.30. Income tax expense
Sanofi has elected for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the US.
The table below shows the allocation of income tax expense between current and deferred taxes:

(€ million)	2025	2024	2023 (a)
Current taxes	(3,437)	(2,152)	(2,251)
Deferred taxes	2,394	948	1,234
Total	(1,043)	(1,204)	(1,017)
Income before tax and investments accounted for using the equity method	6,175	6,698	6,251
(a) 2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued operation (2024).
The difference between the effective tax rate and the standard corporate income tax rate applicable in France is explained as follows:

(%)	2025	2024	2023 (a)
Standard tax rate applicable in France	25.8	25.8	25.8
Difference between the standard French tax rate and the rates applicable to Sanofi(b)	(11.8)	(13.3)	(15.3)
Revisions to tax exposures and settlements of tax disputes	5.1	2.8	3.1
Fair value remeasurement of contingent consideration	(0.1)	—	0.1
Other items(c)	(2.1)	2.7	2.6
Effective tax rate	16.9	18.0	16.3
(a) 2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued operation (2024).
(b)The difference between the French tax rate and tax rates applicable to foreign subsidiaries reflects the fact that Sanofi has operations in many countries, most of which have lower tax rates than France. This line includes a tax expense of €40 million for the year ended December 31, 2025, and of
€58 million for year ended December 31, 2024, representing the estimated impact of Pillar Two; the 2025 figure also includes a non-recurring tax impact of €178 million for the temporary exceptional surcharge under the 2025 French Finance Act.
(c)In 2025, the ''Other items'' line includes changes in provisions against deferred tax assets, partially offset by (i) the impact of changes to tax rates in
Germany and the US and the net tax effect of taxable temporary differences associated with holdings in Sanofi subsidiaries. In determining the amount of the deferred tax liability for 2025, 2024 and 2023, Sanofi took into account changes in the ownership structure of certain subsidiaries.
For the periods presented, the amount of deferred tax assets recognized in profit or loss that were initially subject to impairment losses at the time of a business combination is immaterial.
D.31. Share of profit/loss from investments accounted for using the equity method
The line item Share of profit/(loss) from investments accounted for using the equity method showed a net loss of €155 million in 2025, including a loss of €310 million on the equity-accounted investment in the associate OPAL JV Co (see Note D.6), compared with a net gain of €60 million for 2024 and a net loss of €136 million for 2023.
2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued
operation (2024).
D.32. Net income attributable to non-controlling interests
The table below shows Net income attributable to non-controlling interests for the reporting periods presented:

(€ million)	2025	2024	2023
Share of net income attributable to non-controlling interests	38	58	36
Total	38	58	36
D.33. Related party transactions
The principal related parties are companies over which Sanofi has control or significant influence, joint ventures and key management personnel.
Sanofi has not entered into any material transactions with any key management personnel.
Note F.1. lists the principal companies controlled by Sanofi; those companies are fully consolidated, as described in Note B.1.
Transactions between those companies, and between the parent company and its subsidiaries, are eliminated when preparing the consolidated financial statements.
Transactions with companies over which Sanofi has significant influence, and with joint ventures, are presented in Note D.6.
Key management personnel include corporate officers and the members of the Executive Committee (an average of 12 members in 2025, 13 in 2024 and 10 in 2023).

F-94	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows, by type, the compensation paid to key management personnel:

(€ million)	2025	2024	2023
Short-term benefits(a)	37	37	36
Post-employment benefits	2	2	2
Share-based payment	24	21	8
Total recognized in profit or loss	63	60	46
(a)Compensation, employer’s social security contributions, directors’ compensation, and any termination benefits (net of reversals of termination benefit obligations).
The table below shows the aggregate obligation as of December 31 for each period presented for individuals who hold or have held executive positions within Sanofi during that period.

(€ million)	2025	2024	2023
Aggregate top-up pension obligation in favor of certain corporate officers and of Executive Committee members	10	9	10
Aggregate termination benefits and lump-sum retirement benefits in favor of key management personnel	9	7	6
D.34. Revenue from contracts with customers
D.34.1. Analysis of net sales
The table below sets forth Sanofi’s net sales for the years ended December 31, 2025, 2024 and 2023:

(€ million)		Europe	United States	Other countries	2025	Europe	United States	Other countries	2024	Europe	United States	Other countries	2023(a)
Total Group		9,169	22,176	12,281	43,626	9,027	19,986	12,068	41,081	8,816	17,262	11,739	37,817
Immunology
of which	Dupixent	1,957	11,538	2,219	15,714	1,618	9,544	1,910	13,072	1,224	8,145	1,346	10,715
Rare diseases
of which	ALTUVIIIO	—	979	181	1,160	—	617	65	682	—	155	4	159
	Nexviazyme	279	393	118	790	201	361	105	667	100	272	53	425
	Cablivi	107	143	21	271	93	136	20	249	98	112	17	227
	Xenpozyme	89	95	44	228	46	81	24	151	31	52	8	91
Neurology
of which	Aubagio	67	135	36	238	152	187	40	379	437	460	58	955
Oncology
of which	Sarclisa	174	244	170	588	134	200	137	471	111	165	105	381
Other medicines
of which	Rezurock	18	425	47	490	28	425	17	470	5	303	2	310
	Tzield	2	59	2	63	1	52	1	54	—	25	—	25
Industrial sales		472	1	10	483	520	1	2	523	528	4	19	551
Vaccines
of which	COVID-19 and Influenza vaccines	556	1,328	430	2,314	640	1,433	482	2,555	919	1,406	570	2,895
	Polio/Pertussis/ Hib Vaccines	450	632	1,472	2,554	497	679	1,565	2,741	477	721	1,568	2,766
	RSV vaccines (Beyfortus)	601	723	457	1,781	440	1,068	178	1,686	140	407	—	547
	Meningitis, travel and endemics vaccines	212	720	355	1,287	204	736	376	1,316	157	730	379	1,266
Of which total launches		1,306	3,361	1,054	5,721	943	2,940	547	4,430	711	1,491	189	2,391
(a) 2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued operation (2024).

SANOFI FORM 20-F 2025	F-95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.34.2. Other revenues

(€ million)	2025	2024	2023(a)
VaxServe sales of non-Sanofi products	1,780	1,959	2,167
COVID-19 vaccine related revenues	—	—	509
Sales to Opella(b)	120	163	188
Royalties	146	121	107
Other(c)	557	623	534
Total Biopharma – Other revenues	2,603	2,866	3,505
Sales/revenues from Opella products(d)	487	339	296
Total Other revenues	3,090	3,205	3,801
(a) 2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued operation (2024).
(b)Revenues generated from the manufacture of Consumer Healthcare products on behalf of Opella entities. Until April 30, 2025, Opella entities were within the scope of discontinued operations (see Note D.1). With effect from May 1, 2025, Opella entities are treated as related parties in accordance with IAS 24 (see Note D.6.).
(c)This line mainly includes revenues received under agreements for Sanofi to provide manufacturing services to third parties.
(d)Consumer Healthcare activities not transferred on the effective date of loss of control of Opella. These are primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028; (ii) sales made by the dedicated entity Opella Russie, of which Sanofi continues to hold the capital (Sanofi is continuing to distribute Opella products in Russian territory under a distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of that entity during the term of the distribution agreement); and (iii) sales of the Gold
Bond product range, which are continuing in the US through the retained subsidiary Gold Bond LLC (holder of the associated worldwide property rights).
D.35. Segment information
The segment information presented by Sanofi consists of a single operating segment: Biopharma.
The Biopharma operating segment comprises commercial operations and research, development and production activities relating to the Specialty Care, General Medicines, and Vaccines franchises plus support and corporate functions, for all geographical territories. It also includes revenues generated from the manufacture of Consumer Healthcare products invoiced to
Opella Healthcare SAS (Opella), which constitutes a related party with effect from April 30, 2025, the deconsolidation date, corresponding to the closing of Sanofi's sale of a controlling stake of approximately 50% in Opella to Clayton, Dubilier & Rice
(CD&R) (for more information, see “Item 4. Information on the Company — B. Business overview — B.3 Opella”). Those revenues, which before the deconsolidation date represented intragroup transactions classified within continuing operations, are presented within Other revenues in the income statement. The Biopharma operating segment also includes the purchase price of Biopharma products manufactured by Opella.
The “Other” category comprises primarily, but not exclusively, Consumer Healthcare activities not transferred on the effective date of loss of control of Opella. These are primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028; (ii) sales made by the dedicated entity Opella Russie, of which Sanofi continues to hold the capital
(Sanofi is continuing to distribute Opella products in Russian territory under a distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of that entity during the term of the distribution agreement);
and (iii) sales of the Gold Bond product range, which are continuing in the US through the retained subsidiary Gold Bond LLC
(holder of the associated worldwide property rights).
2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued
operation (2024).
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
•other gains and losses including gains and losses on major divestments, presented within the line item Other gains and losses, and litigation, are eliminated;
•other costs and provisions related to litigation, presented within the line item Other gains and losses, and litigation, are eliminated;

F-96	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•the share of profits/losses from investments accounted for using the equity method is added, to the extent that this relates
(i) to joint ventures or (ii) to associates with which Sanofi has entered into R&D agreements and/or whose operations are managed as an integral part of Sanofi’s business activities;
•the portion of business operating income net of tax attributable to non-controlling interests is deducted; and
•net income attributable to non-controlling interests related to continuing operations, and excluding the effects of the above reconciliation items, is deducted.
The table below shows Sanofi’s segment results for the years ended December 31, 2025, December 31, 2024 and December 31,
2023:

	2025
(€ million)	Biopharma			Other			Total
	2025	Change vs. 2024 on a reported basis (IFRS)	Change vs. 2024 at constant exchange rates (non- IFRS)	2025	Change vs. 2024 on a reported basis (IFRS)	Change vs. 2024 at constant exchange rates (non- IFRS)	2025	Change vs. 2024 on a reported basis (IFRS)	Change vs. 2024 at constant exchange rates (non- IFRS)
Net sales	43,626	+6.2%	+9.9%	—			43,626	+6.2%	+9.9%
Other revenues	2,603	-9.2%	-5.8%	487	+43.7%	+43.4%	3,090	-3.6%	-0.6%
Cost of sales	(12,656)	-2.4%	+0.5%	(267)	+20.3%	+18.9%	(12,923)	-2.1%	+0.8%
Research and development expenses	(7,840)	+6.0%	+8.8%	(2)	+100.0%	+100.0%	(7,842)	+6.1%	+8.8%
Selling and general expenses	(9,369)	+2.8%	+6.1%	(174)	+148.6%	+152.9%	(9,543)	+3.9%	+7.3%
Other operating income and expenses	(4,391)			(33)			(4,424)
Share of profit/(loss) from investments accounted for using the equity method	164			15			179
Net income attributable to non-controlling interests	(14)			—			(14)
Business operating income	12,123	+7.4%	+12.3%	26	-55.2%	-63.8%	12,149	+7.1%	+11.9%
As % of net sales	27.8%						27.8%

	2024
(€ million)	Biopharma	Other	Total
Net sales	41,081	—	41,081
Other revenues	2,866	339	3,205
Cost of sales	(12,973)	(222)	(13,195)
Research and development expenses	(7,393)	(1)	(7,394)
Selling and general expenses	(9,113)	(70)	(9,183)
Other operating income and expenses	(3,305)	12	(3,293)
Share of profit/(loss) from investments accounted for using the equity method	136	—	136
Net income attributable to non-controlling interests	(14)	—	(14)
Business operating income	11,285	58	11,343

	2023(a)
(€ million)	Biopharma	Other	Total
Net sales	37,817	—	37,817
Other revenues	3,505	296	3,801
Cost of sales	(12,415)	(204)	(12,619)
Research and development expenses	(6,505)	(2)	(6,507)
Selling and general expenses	(8,854)	(79)	(8,933)
Other operating income and expenses	(2,476)	12	(2,464)
Share of profit/(loss) from investments accounted for using the equity method	101	—	101
Net income attributable to non-controlling interests	(18)	—	(18)
Business operating income	11,155	23	11,178
(a)2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued operation (2024).

SANOFI FORM 20-F 2025	F-97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below, presented in compliance with IFRS 8, shows a reconciliation between aggregated “Business operating income”
for the segment and Income before tax and investments accounted for using the equity method:

(€ million)	2025	2024	2023(a)
Business operating income	12,149	11,343	11,178
Share of profit/(loss) from investments accounted for using the equity method(b)	(179)	(136)	(101)
Net income attributable to non-controlling interests(c)	14	14	18
Amortization of intangible assets	(1,776)	(1,749)	(1,911)
Impairment of intangible assets(d)	(2,241)	(248)	(896)
Fair value remeasurement of contingent consideration	(104)	(96)	(93)
Expenses arising from the impact of acquisitions on inventories(e)	(126)	(10)	(9)
Restructuring costs and similar items(f)	(1,138)	(1,396)	(1,030)
Other gains and losses, and litigation(g)	(255)	(470)	(196)
Operating income	6,344	7,252	6,960
Financial expenses	(563)	(1,073)	(1,293)
Financial income	394	519	584
Income before tax and investments accounted for using the equity method	6,175	6,698	6,251
(a) 2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued operation (2024).
(b)  Mainly joint ventures.
(c)Excludes (i) restructuring costs and (ii) other adjustments attributable to non-controlling interests.
(d)For 2025, this line mainly comprises a €1,663 million impairment loss recognized on tolebrutinib, a drug candidate in the registration phase targeting multiple sclerosis, reflecting the reduced probability of approval arising from the negative PERSEUS Phase 3 study results and recent exchanges with the
FDA and EMA. For 2024, this line includes a net impairment charge of €248 million, mainly due to (i) recognition of impairment losses of €640 million against various research and development projects (including a €239 million loss resulting from the decision taken in February 2025 to discontinue a
Phase 3 clinical study investigating a vaccine candidate to prevent invasive E.coli disease), partially offset by (ii) impairment loss reversals recognized in connection with the disposals of the ProXTen platform and Enjaymo, for €225 million and €167 million respectively. For 2023, this line mainly comprises an impairment loss of €833 million, reflecting the impact of the strategic decision to de-prioritize certain R&D programs, in particular those related to the NK Cell and ProXTen technology platforms.
(e)This line records the impact of the workdown of acquired inventories remeasured at fair value at the acquisition date, which in 2025 relates to the
Blueprint Medicines acquisition (see Note D.1.).
(f) See note D.27.
(g)See note D.28.
D.35.2. Other segment information
2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued
operation (2024).
The tables below show the split by operating segment of (i) the carrying amount of investments accounted for using the equity method related (a) to joint ventures or (b) to associates with which Sanofi has entered into R&D agreements and/or whose operations are managed as an integral part of Sanofi’s business activities; (ii) acquisitions of property, plant and equipment; and
(iii) acquisitions of intangible assets.
The principal investments accounted for using the equity method in the Biopharma segment are the interests in MSP Vaccine
Company and in Infraserv GmbH & Co. Höchst KG (see Note D.6.).
Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions paid for during the period.

	Biopharma
(€ million)	2025	2024	2023
Investments accounted for using the equity method(a)	502	234	234
Acquisitions of property, plant and equipment	1,762	1,733	1,619
Acquisitions of other intangible assets	1,776	1,462	1,287
(a)Carrying amount at the end of the reporting period.

F-98	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.35.3. Information by geographical region
The geographical information on net sales provided below is based on the geographical location of the customer.

	Net sales
(€ million)	2025	2024	2023(a)
Europe	9,169	9,027	8,816
of which France	1,710	1,814	1,910
United States	22,176	19,986	17,262
Rest of the World	12,281	12,068	11,739
of which China	2,621	2,666	2,728
Total	43,626	41,081	37,817
(a)2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued operation (2024).
In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, pre-funded pension obligations, and right-of-use assets as determined under IFRS 16.

(€ million)	2025		2024		2023(a)
	Property, plant and equipment	Other intangible assets	Property, plant and equipment	Other intangible assets	Property, plant and equipment	Other intangible assets
Europe	5,760	5,094	5,550	3,307	5,659	5,566
of which France	3,123	—	3,112	—	3,085	—
United States	2,229	20,694	2,411	18,711	2,322	17,850
Rest of the World	2,063	473	2,130	611	2,179	903
of which China	122	—	96	—	152	—
Total	10,052	26,261	10,091	22,629	10,160	24,319
(a)2023 comparative figures were re-presented on a consistent basis from the date of the classification of Opella as a discontinued operation (2024).
As stated in Note D.5., goodwill is not allocated by geographical region.
D.35.4. Disclosures about major customers
Sales generated by Sanofi with its biggest customers, in particular certain wholesalers in the US, represented 36% of net sales in
2025. The three largest customers respectively accounted for approximately 18%, 12% and 6% of Sanofi's net sales in 2025 (15%,
11% and 8% in 2024; 13%, 10% and 8% in 2023).

SANOFI FORM 20-F 2025	F-99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D.36. Information related to Opella, presented within assets held for sale and discontinued operations
On April 30 2025, the Opella transaction was closed (see Note D.1.) triggering loss of control, and resulting in the derecognition of all assets and liabilities of Opella subsidiaries. As of December 31, 2024, all Opella assets and associated liabilities were classified as held for sale (see Note D.8.), in accordance with IFRS 5.

(€ million)	December 31, 2024
Assets
Property, plant and equipment owned	760
Right-of-use assets	116
Goodwill	7,255
Other intangible assets	2,928
Inventories	600
Accounts receivable	989
Other assets	841
Total assets held for sale	13,489
Liabilities
Lease liabilities	112
Non-current provisions and other non-current liabilities	204
Accounts payable	797
Current provisions and other current liabilities	570
Other liabilities	448
Total liabilities related to assets held for sale	2,131
In accordance with IFRS 5, the Opella held for sale asset group, and the related liabilities, have been measured at the lower of carrying amount and fair value less costs to sell. This valuation did not result in the recognition of any impairment.
The table below details the main items presented within Net income from discontinued operations:

(€ million)	2025	2024	2023
Net sales and other revenues (a)	1,736	5,092	4,942
Operating income (a)	264	305	915
Gain on disposal of Opella before tax	2,718	—	—
Income before tax and investments accounted for using the equity method	2,990	288	902
Income tax expense (b)	(116)	(240)	(585)
Net income from discontinued operations (Opella)	2,874	64	338
(a) In 2025, these lines include the net sales, other revenues and operating income of Opella until the date of loss of control (see Note D.1.).
(b) In 2025, this line includes an expense of €108 million related to the tax impact on the gain arising on the loss of control of Opella (see Note D.1.).
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
in consolidated entities in light of the proposed separation of the Opella business.
The table below presents basic and diluted earnings per share from discontinued operations (Opella), in accordance with IAS 33
(Earnings per Share):

(€ million)	2025	2024	2023
Net income from discontinued operations (Opella)	2,874	64	338
Average number of shares outstanding (million)	1,220.4	1,251.4	1,251.7
Average number of shares after dilution (million)	1,225.6	1,256.1	1,256.4
Basic earnings per share (in euros)	2.35	0.04	0.25
Diluted earnings per share (in euros)	2.34	0.04	0.25

F-100	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

E/ Principal accountants’ fees and services
PricewaterhouseCoopers Audit and Forvis Mazars SA served as independent auditors of Sanofi for the year ended December 31,
2025.
The table below shows fees charged by those firms and member firms of their networks to Sanofi and consolidated subsidiaries in the years ended December 31, 2025 and 2024.

	Forvis Mazars				PricewaterhouseCoopers
	2025		2024		2025		2024
(€ million)	Amount	%	Amount	%	Amount	%	Amount	%
Statutory audit of separate and consolidated financial statements(a)	11.1	90%	11.5	93%	18.1	69%	19.7	73%
Limited review of sustainability statement(b)	0.6	5%	0.6	5%	0.9	3%	1.0	4%
Services other than statutory audit(c)	0.6	5%	0.2	2%	7.3	28%	6.4	23%
Audit-related services(d)(e)	0.6		0.2		7.0		6.4
Tax	—		—		0.1		—
Other	—		—		0.2		—
Total	12.3	100%	12.3	100%	26.3	100%	27.1	100%
(a)Includes services provided by the independent auditors of the parent company and French subsidiaries: Forvis Mazars €5.3 million in 2025;
PricewaterhouseCoopers Audit €11.8 million in 2025, €12.5 million in 2024 and Forvis Mazars €4.8 million in 2024.
(b)For SEC purposes, these Services are classified as Other.
(c)Services other than statutory audit provided by Forvis Mazars during 2025 comprised:
- additional procedures to enable reports previously signed by the firm to be incorporated by reference; and
- assurance engagements, agreed-upon procedures and technical consultancy.
Services other than statutory audit provided by PricewaterhouseCoopers during 2025 comprised:
- contractual audits, including on the combined financial statements of the Opella business;
- additional procedures to enable reports previously signed by the firm to be incorporated by reference; and
- assurance engagements, agreed-upon procedures, tax compliance work and technical consultancy.
(d)Includes services provided by the independent auditors of the parent company and French subsidiaries: Forvis Mazars: €0.6 million in 2025,
PricewaterhouseCoopers Audit €4.1 million in 2025, Forvis Mazars €0.1 million in 2024 and PricewaterhouseCoopers Audit €3.5 million in 2024.
(e)Includes €1.3 million for services that can only be provided by the statutory auditors, such as comfort letters, attestation services required by regulation
(which qualify as audit fees under SEC rules).

SANOFI FORM 20-F 2025	F-101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F/ List of principal companies included in the scope
of consolidation during 2025
F.1. Principal fully consolidated companies
The table below shows Sanofi’s principal subsidiaries and their country of incorporation:

Europe		Financial interest (%) as of December 31, 2025
Hoechst GmbH	Germany	100.0
Sanofi-Aventis Deutschland GmbH	Germany	100.0
Sanofi-Aventis GmbH	Austria	100.0
Sanofi Belgium	Belgium	100.0
Ablynx NV	Belgium	100.0
Genzyme Flanders BV	Belgium	100.0
Sanofi A/S	Denmark	100.0
Sanofi-Aventis SA	Spain	100.0
Sanofi Oy	Finland	100.0
Sanofi	France	100.0
Sanofi Winthrop Industrie	France	100.0
Sanofi-Aventis Recherche & Développement	France	100.0
Sanofi-Aventis Groupe	France	100.0
Sanofi-Aventis Participations	France	100.0
Sanofi Pasteur	France	100.0
Aventis Agriculture	France	100.0
Sanofi Biotechnology	France	100.0
Sanofi Pasteur Merieux SAS	France	100.0
Sanofi-Aventis AEBE	Greece	100.0
Sanofi-Aventis Private Co Ltd	Hungary	99.6
Chinoin Private Co Ltd	Hungary	99.6
Carraig Insurance DAC	Ireland	100.0
Genzyme Ireland Limited	Ireland	100.0
Sanofi-Aventis Ireland Ltd	Ireland	100.0
Sanofi-Aventis Holdings (Ireland) Ltd	Ireland	100.0
Sanofi SRL	Italy	100.0
Genzyme Global Sarl	Luxembourg	100.0
Genzyme Luxembourg Sarl	Luxembourg	100.0
Le Rock Re	Luxembourg	100.0
Sanofi-Aventis Norge AS	Norway	100.0
Blueprint Medicines (Netherlands) B.V.	Netherlands	100.0
Sanofi BV	Netherlands	100.0
Sanofi Foreign Participations BV	Netherlands	100.0
Sanofi Horizon BV	Netherlands	100.0
Sanofi-Aventis Sp. z o.o.	Poland	100.0
Sanofi Produtos Farmaceuticos Lda	Portugal	100.0
Sanofi sro	Czech Republic	100.0
Sanofi Romania SRL	Romania	100.0
Sanofi-Aventis UK Holdings Limited	United Kingdom	100.0
Aventis Pharma Limited	United Kingdom	100.0
Sanofi-Synthelabo UK Ltd	United Kingdom	100.0
Aventis Pharma Holdings Ltd	United Kingdom	100.0
Kymab Limited	United Kingdom	100.0
AO Sanofi Russia	Russia	100.0
Opella Healthcare LLC	Russia	100.0

F-102	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Europe		Financial interest (%) as of December 31, 2025
Sanofi AB	Sweden	100.0
Sanofi-Aventis (Suisse) SA	Switzerland	100.0
Genzyme Global Sarl Baar Intellectual Property Branch	Switzerland	100.0
Sanofi Ilac Sanayi ve Ticaret AS	Turkey	100.0
Sanofi Pasteur Asi Ticaret AS	Turkey	100.0
Sanofi Saglik Urunleri Limited Sirketi	Turkey	100.0

United States		Financial interest (%) as of December 31, 2025
Genzyme Therapeutic Products Limited Partnership	United States	100.0
Aventis Inc.	United States	100.0
Sanofi US Services Inc.	United States	100.0
Sanofi-Aventis U.S. LLC	United States	100.0
Aventisub LLC	United States	100.0
Genzyme Corporation	United States	100.0
Sanofi Pasteur Inc.	United States	100.0
VaxServe, Inc.	United States	100.0
Bioverativ Inc.	United States	100.0
Bioverativ U.S. LLC	United States	100.0
Bioverativ USA Inc.	United States	100.0
Bioverativ Therapeutics Inc.	United States	100.0
Blueprint Medicines Corporation	United States	100.0
Principia Biopharma Inc.	United States	100.0
Sanofi Ventures LLC	United States	100.0
Sanofi Bioverativ Holdings LLC	United States	100.0
Radera	United States	30.0
RPR US Ltd	United States	100.0
Kadmon Pharmaceuticals LLC	United States	100.0
Kadmon Corporation, LLC	United States	100.0
Provention Bio	United States	100.0
Gold Bond Co LLC	United States	100.0
Sanofi AATD, Inc.	United States	100.0
Translate Bio, Inc.	United States	100.0
Vigil Neuroscience, Inc.	United States	100.0

SANOFI FORM 20-F 2025	F-103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other countries		Financial interest (%) as of December 31, 2025
Sanofi-Aventis South Africa (Pty) Ltd	South Africa	100.0
Sanofi-Aventis Algérie	Algeria	100.0
Sanofi Arabia Trading Company Limited	Saudi Arabia	100.0
Sanofi-Aventis Argentina SA	Argentina	100.0
Sanofi-Aventis Australia Pty Ltd	Australia	100.0
Sanofi Medley Farmaceutica Ltda	Brazil	100.0
Sanofi-Aventis Canada Inc.	Canada	100.0
Sanofi Pasteur Limited	Canada	100.0
Merieux Canada Holdings ULC (Canada)	Canada	100.0
Sanofi Vaccines Chile SA	Chile	100.0
Sanofi (Hangzhou) Pharmaceuticals Co Ltd	China	100.0
Sanofi (China) Investment Co Ltd	China	100.0
Sanofi (Beijing) Pharmaceuticals Co Ltd	China	100.0
Sanofi (Jiangsu) Biologics Co Ltd	China	100.0
Shenzhen Sanofi pasteur Biological Products Co Ltd	China	100.0
Shanghai Rongheng Pharmaceutical Co Ltd	China	100.0
Sanofi-Aventis de Colombia SA	Colombia	100.0
Sanofi-Aventis Korea Co Ltd	South Korea	100.0
Sanofi-Aventis Gulf FZE	United Arab Emirates	100.0
Sanofi Egypt	Egypt	100.0
Sanofi Hong-Kong Limited	Hong Kong	100.0
Sanofi India Limited	India	60.4
Sanofi Healthcare India Private Limited	India	99.9
Sanofi Israël Ltd	Israel	100.0
Sanofi KK	Japan	100.0
Sanofi-Aventis (Malaysia) SDN BHD	Malaysia	100.0
Sanofi-Aventis Maroc	Morocco	100.0
Sanofi Pasteur SA de CV	Mexico	100.0
Azteca Vacunas SA de CV	Mexico	100.0
Sanofi-Aventis Puerto Rico Inc.	Puerto Rico	100.0
Sanofi-Aventis Philippines Inc.	Philippines	100.0
Sanofi-Aventis Singapore Pte Ltd	Singapore	100.0
Aventis Pharma (Manufacturing) Pte Ltd	Singapore	100.0
Sanofi Manufacturing Pte Ltd	Singapore	100.0
Sanofi Taiwan Co Ltd	Taiwan	100.0
Sanofi-Aventis (Thailand) Ltd	Thailand	100.0
Sanofi-Aventis de Venezuela SA	Venezuela	100.0
Sanofi-Aventis Vietnam Company Limited	Vietnam	100.0

F-104	SANOFI FORM 20-F 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F.2.Principal investments accounted for using the equity method

		Financial interest (%) as of December 31, 2025
Infraserv GmbH & Co. Höchst KG	Germany	31.2
Opal JVCO S.a r.l.	Luxembourg	48.2
MSP Vaccine Company	United States	50.0
EUROAPI	France	29.6
G/ Event subsequent to December 31, 2025
N/A

English translation and language consultancy: Stephen Reynolds & Jane Lambert.
Photo credits: Front cover: Shuang Yang, Scientist, China ©Jacques Ballard/satellitemylove - p. 93: © Yann Audic - p. 94: © Jean
Chiscano - p. 95: © Alain Buu - p. 96: @ Label image , 24 rue Gambetta, 78800 Houilles - p. 98: © GE China - p. 99: © Christel Sasso/Capa
Pictures - p. 100: © Lisbeth Holten, Denmark – p. 101: @ Yann Audic - p. 102: Christel Sasso/Capa Pictures - p. 103: © Julien Lutt/Capa
Pictures - p. 104: © Julien Mignot - p. 97: © MarieLouiseGaspard - p. 105: © DR - p. 106: © Nan Friedman/PS Studio  - p. 107: © Oscar
Timmers/Capa Pictures – p. 108: © Jennifer Altman/Capa Pictures.

www.sanofi.com
46 Avenue de la Grande Armée
75017 Paris - France